


PROCESSING
NOV 0 1 2007
SECTION

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Bolivarian Republic of Venezuela
Exact name of registrant as specified in charter

0000103198
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2006
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

N/A
SEC file number, if available

S-
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2006
Report period (if applicable)

Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Caracas, Venezuela, on September 30, 2007.

BOLIVARIAN REPUBLIC OF VENEZUELA

By: ____________________
Rodrigo Cabezas
Minister of Finance of the Bolivarian Republic of Venezuela



EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Bolivarian Republic of Venezuela's Annual Report on Form 18-K for the year ended December 31, 2006 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2006 Annual Budget of the Bolivarian Republic of Venezuela


TABBEG


TABBEG


EXH


EXH

EXHIBIT C

REPÚBLICA BOLIVARIANA
DE VENEZUELA



LEY DE PRESUPUESTO
PARA EL EJERCICIO FISCAL
2006

GACETA OFICIAL
DE LA REPUBLICA BOLIVARIANA DE VENEZUELA

AÑO CXXXIII -MES III — Caracas, 20 de diciembre de 2005 — Nº 5795 Extraordinario

SUMARIO

ASAMBLEA NACIONAL

LA ASAMBLEA NACIONAL

En ejercicio de la atribución que le confiere el numeral 6 del artículo 187 de la Constitución de la República Bolivariana de Venezuela,

DECRETA

la siguiente,

LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2006

TITULO I

DISPOSICIONES GENERALES

CAPÍTULO I

DEL PODER NACIONAL

Artículo 1. Los créditos presupuestarios indicados en esta Ley para los gastos corrientes, de capital y las aplicaciones financieras, así como el monto total señalado para cada organismo ordenador de compromisos y pagos, constituyen para la República los límites máximos de las autorizaciones para comprometer y causar gastos, a fin de cumplir con las metas previstas y se regirán por los principios y normas contenidos en el Título II de la Ley Orgánica de la Administración Financiera del Sector Público, sin perjuicio de las atribuciones que, sobre control externo, la Constitución y las leyes confieren a los órganos de la función contralora. Se considerarán gastos de capital, los previstos en la normativa que a tal efecto dicte la Oficina Nacional de Presupuesto.

La desagregación de los créditos del presupuesto de gastos y aplicaciones financieras, indicados en esta Ley, distribuidos por proyectos, acciones centralizadas y acciones específicas, se señalan a fines informativos para los organismos de la Administración Central.

Dicha desagregación, constituirá el límite máximo de las autorizaciones para gastar del Poder Legislativo, del Poder Judicial, del Poder Ciudadano y sus órganos, del Poder Electoral y de la Procuraduría General de la República; en todo caso, estos organismos podrán implantar su propio sistema de modificaciones presupuestarias, para lo cual, deberán contar con la opinión técnica favorable de la Oficina Nacional de Contabilidad Pública y de la Oficina Nacional de Presupuesto, a los fines de su compatibilización con el Sistema Integrado de Gestión y Control de las Finanzas Públicas, a cargo del Ministerio responsable de las Finanzas.

Artículo 2. De acuerdo con lo establecido en el artículo 50 de la Ley Orgánica de la Administración Financiera del Sector Público, los ordenadores de compromisos y pagos de la Administración Central y de los órganos con autonomía funcional, referidos en el artículo 51 de la misma Ley, remitirán la programación de la ejecución física y financiera de compromisos y desembolsos de sus presupuestos de gastos y aplicaciones financieras a la Oficina Nacional de Presupuesto y a la Oficina Nacional del Tesoro, respectivamente, de conformidad con las instrucciones que al efecto dicten, a excepción de lo correspondiente a sueldos, salarios, pensiones y jubilaciones para el primer trimestre del año, de los cuales informarán a las citadas Oficinas en un plazo que no excederá de treinta (30) días continuos, contados a partir del inicio del ejercicio presupuestario.

Artículo 3. A través de la Oficina Nacional de Presupuesto, se formalizarán las solicitudes de traspaso de créditos presupuestarios, cuya aprobación compete a la Asamblea Nacional, formuladas por los respectivos organismos ordenadores de compromisos y pagos.

Las modificaciones presupuestarias que signifiquen incremento en el monto total del presupuesto de gastos de la República, requerirán autorización de la Asamblea Nacional y se tramitarán a través de la Oficina Nacional de Presupuesto, con indicación del o de los organismos afectados y de las respectivas imputaciones presupuestarias. Las demás modificaciones presupuestarias no requerirán autorización de la Asamblea Nacional.

Cuando las modificaciones presupuestarias impliquen incremento del gasto corriente en detrimento del gasto de capital; deberán ser justificadas por el organismo solicitante ante la Oficina Nacional de Presupuesto, de acuerdo con las instrucciones que ésta dicte, la cual se dirigirá a la Asamblea Nacional con la debida documentación, de conformidad con lo previsto en el primer aparte del artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

Cuando la fuente de financiamiento de un crédito adicional, provenga de una reprogramación de la Ley Especial de Endeudamiento Anual 2006, autorizada por la Asamblea Nacional, no se requerirá otra autorización legislativa para su incorporación en el presupuesto de gastos de la República.

La Asamblea Nacional dispondrá de quince (15) días continuos para decidir, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria. Si transcurrido este lapso, dicho órgano legislativo no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Una vez autorizada por la Asamblea Nacional la modificación solicitada, el Presidente de la República o el Ejecutivo Nacional, según corresponda, decretará y ordenará su publicación en la Gaceta Oficial de la República Bolivariana de Venezuela.

Artículo 4. Los traspasos de gastos corrientes para gastos de capital serán publicados en la Gaceta Oficial de la República Bolivariana de Venezuela, de acuerdo con las instrucciones que a tal efecto dicte la Oficina Nacional de Presupuesto. Los organismos ordenadores de compromisos y pagos de la República, remitirán a la Asamblea Nacional y a la Oficina Nacional de Presupuesto, copia de las modificaciones presupuestarias aprobadas por aquellos. El Jefe de la Oficina Nacional de Presupuesto, remitirá a la Asamblea Nacional durante los primeros cinco (5) días hábiles de cada mes, copia de los traspasos presupuestarios aprobados por él en el mes anterior.

Artículo 5. Los organismos ordenadores de compromisos y pagos deberán participar los resultados de su ejecución presupuestaria y de su gestión, a la Oficina Nacional de Contabilidad Pública, a la Superintendencia Nacional de Auditoría Interna y a la Oficina Nacional de Presupuesto, conforme a las instrucciones que a tal efecto dicten cada uno de estos órganos rectores en el ámbito de sus competencias, pudiendo ser dictadas conjuntamente; asimismo, remitirán a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, dentro de los cuarenta y cinco (45) días continuos siguientes al vencimiento de cada trimestre, un informe de los resultados de su ejecución presupuestaria acumulada al término de dicho trimestre, comparándola con el Presupuesto, señalando lo comprometido, causado y pagado, con indicación expresa de lo ejecutado con financiamiento previsto en la correspondiente Ley Especial de Endeudamiento Anual.

Artículo 6. Los organismos ordenadores de compromisos y pagos de la República, velarán porque los contratos de servicios básicos, tales como electricidad, gas, agua, telecomunicaciones, correo, aseo urbano y domiciliario y arrendamiento de inmuebles, se encuentren suscritos para el 31 de enero de 2006, emitiendo las órdenes de pago correspondientes. Estas órdenes de pago se podrán emitir contra facturas de servicios, en aquellos casos en que los referidos contratos no se hayan firmado para la fecha señalada y los organismos indicados reciban dichos servicios; en todo caso, los contratos deberán suscribirse para el mes de febrero del mismo año. El incumplimiento de esta norma, dará lugar a la aplicación de las sanciones que al efecto se encuentren previstas en la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal.

Artículo 7. Los ordenadores de compromisos y pagos, pagarán los aportes patronales como contribución al sostenimiento de los subsistemas de seguridad social, de conformidad con la Ley que rija la materia, mediante orden de pago cuyo monto mensual será aquél que resulte de aplicar el porcentaje correspondiente a los cargos ocupados para el período a pagar; dicha orden de pago deberá señalar el número de la cuenta corriente y nombre de la Institución Financiera, designada para depositar los referidos aportes.

Sin menoscabo de lo dispuesto en el aparte anterior, los ordenadores de compromisos y pagos podrán utilizar como monto mensual a pagar, el señalado en la orden de pago de la nómina al 31 de enero de 2006, en cuyo caso harán las conciliaciones pertinentes con los organismos que correspondan, antes del 30 de noviembre del mismo ejercicio.

La Contraloría General de la República, a los fines de determinar las responsabilidades a que hubiere lugar, previo el procedimiento de ley, aplicará las sanciones pertinentes a quienes incumplieren con los pagos a que se refiere este artículo.

Artículo 8. La adquisición de divisas destinadas a la compra de bienes y pago de servicios u otros en el exterior, con créditos presupuestarios asignados a los organismos ordenadores de compromisos y pagos, serán tramitadas conforme al cronograma que elaborarán conjuntamente la Oficina Nacional del Tesoro y el respectivo organismo ordenador de compromisos y pagos. Cada organismo ordenador de compromisos y pagos celebrará convenio de fideicomiso con el Banco de Desarrollo Económico y Social de Venezuela (BANDES), en el cual se depositarán las divisas adquiridas con estos créditos. En dichos cronogramas, se establecerá la programación de .entrega de las divisas al respectivo fideicomitente; de haber dificultades transitorias de Tesorería para cumplir lo dispuesto en este artículo, se podrán emitir Letras del Tesoro, con vencimiento que no exceda al 31 de diciembre del año 2006. En caso que sean emitidas Letras del Tesoro, de acuerdo con lo dispuesto en este artículo, el producto del fideicomiso será entregado por el Banco de Desarrollo Económico y Social de Venezuela (BANDES) al Ministerio responsable de las Finanzas, en la medida que se requieran recursos para cubrir las insuficiencias en el servicio de deuda interna que estas Letras causaren.

Los fondos depositados en los fideicomisos correspondientes, que resultaren excedentes como producto de las operaciones a que se refiere este artículo, deberán ser reintegrados al Tesoro Nacional por los ordenadores de compromisos y pagos.

Los ordenadores de compromisos y pagos, rendirán cuenta de los gastos y aplicaciones financieras efectuados con cargo a los referidos fideicomisos, ante las unidades auditoras competentes de acuerdo con el ordenamiento jurídico aplicable, sin perjuicio del cumplimiento de la normativa presupuestaria o cambiaria vigentes y la reglamentación especial que a tal efecto se dicte.

Artículo 9. Los ordenadores de compromisos y pagos, responsables de la ejecución presupuestaria con recursos provenientes de operaciones de crédito público, podrán dar inicio a la referida ejecución presupuestaria y cuando corresponda, tramitarán los pagos respectivos siempre que dichos recursos estén disponibles en el Tesoro Nacional. A tal efecto, la Oficina Nacional del Tesoro velará por el cumplimiento efectivo de dichos pagos. Los organismos ordenadores de compromisos y pagos, deberán emitir las órdenes de pago correspondientes a las transferencias de los entes bajo su adscripción o tutela, que igualmente sean responsables de la ejecución de operaciones de crédito público, de tal forma que se cumpla con lo dispuesto en este artículo. Los organismos deberán señalar la fuente de financiamiento en las respectivas órdenes de pago, así como en los contratos.

CAPÍTULO II

De la Administración Descentralizada

SECCIÓN PRIMERA

De los Órganos y Entes Descentralizados Funcionalmente Sin Fines Empresariales

Artículo 10. Se consideran entes descentralizados funcionalmente sin fines empresariales, los Institutos Autónomos, las personas jurídicas estatales de derecho público, las fundaciones, asociaciones civiles y demás instituciones constituidas con fondos públicos o dirigidas por algúnas de las personas referidas en el artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, cuando la totalidad de los aportes presupuestarios en un ejercicio, efectuado por una o varias de las personas referidas en el precitado artículo, represente el cincuenta por ciento o más de su presupuesto.

A los solos efectos del proceso presupuestario, los Servicios Autónomos sin personalidad jurídica se entenderán como entes descentralizados funcionalmente sin fines empresariales, y en consecuencia le serán aplicables las normas propias de éstos.

Artículo 11. Una vez promulgada esta Ley, las máximas autoridades de los entes descentralizados funcionalmente sin fines empresariales, realizarán los ajustes respectivos.

El proyecto así ajustado se convierte en el presupuesto definitivo de recursos y egresos de cada uno de los entes. Este presupuesto definitivo, en cuanto a egresos se refiere, equivale a la respectiva distribución general del presupuesto de gastos.

Hasta que no se realice el ajuste a que se refiere este artículo, los ordenadores de compromisos y pagos deberán abstenerse de emitir las órdenes correspondientes a los aportes previstos en esta Ley, debiendo adecuarlos a los objetivos y metas que sirvieron de fundamento para la formulación de sus respectivos presupuestos.

Artículo 12. Los entes descentralizados funcionalmente sin fines empresariales, informarán trimestralmente a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, acerca de los resultados de su ejecución presupuestaria y de su gestión, con indicación expresa de lo ejecutado con financiamiento previsto en la correspondiente Ley Especial de Endeudamiento Anual, comparándola con el Presupuesto aprobado e indicando lo comprometido, causado y pagado, en un plazo que no excederá de veinticinco (25) días continuos, contados a partir de la conclusión de cada trimestre.

La información a que se refiere este artículo, también se remitirá a las Oficinas Nacionales de Presupuesto, de Contabilidad Pública y a la Superintendencia Nacional de Auditoría Interna, ajustándose a las instrucciones que a tal efecto, conjunta o separadamente, dicten estos órganos rectores en el ámbito de sus competencias.

La Oficina Nacional de Presupuesto (ONAPRE) remitirá al Presidente de la República, dentro de los cuarenta y cinco (45) días hábiles siguientes a la culminación de cada trimestre, un informe trimestral acumulado de la Ejecución Presupuestaria del Presupuesto de Gastos de estos entes.

Artículo 13. Las modificaciones a los presupuestos de los entes descentralizados funcionalmente sin fines empresariales, se realizarán de acuerdo con las normas contenidas en el Reglamento Nº 1 de la Ley Orgánica de la Administración Financiera del Sector Público sobre el Sistema Presupuestario.

Artículo 14. Los proyectos de presupuestos de los entes descentralizados funcionalmente sin fines empresariales, que se crearen o entren en funcionamiento durante la ejecución presupuestaria del ejercicio fiscal 2006, deberán someterse a la consideración del Presidente de la República en Consejo de Ministros para su aprobación, a tal efecto, deberán aplicar las normas que regulan la formulación de los presupuestos de las Sociedades Mercantiles del Estado y otros entes descentralizados con fines empresariales, contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público sobre el Sistema Presupuestario y en las normas dictadas por la Oficina Nacional de Presupuesto.

Los entes descentralizados funcionalmente sin fines empresariales, que no se incluyeran en el Título III de esta Ley, someterán su presupuesto a la aprobación del Ejecutivo Nacional, a tal efecto, deberán aplicar las normas que regulan la formulación de los presupuestos de las Sociedades Mercantiles del Estado y otros entes descentralizados con fines empresariales.

La Oficina Nacional de Presupuesto, en representación del Ejecutivo Nacional, remitirá a la Comisión Permanente de Finanzas de la Asamblea Nacional, dentro de los diez (10) días hábiles siguientes a la aprobación de los presupuestos previstos en este artículo, una copia del resumen de los documentos presupuestarios que se hubieren exigido para su inclusión en el Título III de esta Ley.

Artículo 15: El Consejo Nacional de la Cultura (CONAC), debe informar a la Comisión Permanente de Finanzas de la Asamblea Nacional, la desagregación de los recursos asignados para financiar la ejecución de los Proyectos de los entes descentralizados sin fines empresariales, por un monto de Sesenta Mil Doscientos Veintiún Millones Novecientos Mil Bolívares (Bs. 60.221.900.000,00) antes del 28 de febrero de 2006, acompañado de los resultados de la Ejecución Físico-Financiera de las asignaciones autorizadas por esta Comisión durante el Ejercicio Fiscal 2005.

La asignación correspondiente al Área Metropolitana no podrá ser superior al Cuarenta por Ciento (40%) del total de la asignación. El Sesenta por Ciento (60%) restante, debe ser distribuido en las regiones del interior del país. En todo caso, en esta desagregación se debe incorporar una asignación presupuestaria no menor a Setecientos Veinte Millones de Bolívares (Bs. 720.000.000,00) para la Asociación Civil "Orquesta Típica Nacional".

Sección Segunda

De las Sociedades Mercantiles del Estado y otros Entes Descentralizados Funcionalmente con Fines Empresariales

Artículo 16. Se regirán por esta sección las sociedades mercantiles del Estado y los entes estatales a que se refieren los numerales 8 y 9 del artículo 6 y el numeral 2 del artículo 7 de la Ley Orgánica de la Administración Financiera del Sector Público.

Artículo 17. Una vez aprobados por el Ejecutivo Nacional, los presupuestos de las Sociedades y entes a que se refiere esta sección, la Oficina Nacional de Presupuesto ordenará la publicación de una síntesis de estos en la Gaceta Oficial de la República Bolivariana de Venezuela, sin lo cual no podrán realizar operaciones de crédito público, y los ordenadores de compromisos y pagos se abstendrán de emitir las correspondientes ordenes de pago.

Artículo 18. Las Sociedades Mercantiles del Estado y los entes a que se refiere esta sección, participarán los resultados de su ejecución presupuestaria y de gestión, a la Oficina Nacional de Presupuesto, a la Oficina Nacional de Contabilidad Pública y a la Superintendencia Nacional de Auditoría Interna, conforme a las instrucciones dictadas por éstas. Así mismo, deberán remitir a la Oficina Nacional de Presupuesto, los estados financieros certificados por un contador público colegiado, dentro del primer trimestre del año siguiente al cierre de cada ejercicio presupuestario. Dichas sociedades y entes remitirán a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, dentro de los cuarenta y cinco (45) días continuos siguientes a la culminación de cada semestre, un informe acumulado de su gestión presupuestaria en cuanto a Proyectos y Acciones Centralizadas, comparándola con el Presupuesto aprobado.

Artículo 19. Las Sociedades Mercantiles del Estado y los entes a que se refiere esta sección, podrán diseñar y establecer su propio sistema de modificaciones presupuestarias con apego a los lineamientos e instrucciones establecidas en la Ley Orgánica de la Administración Financiera del Sector Público, sus Reglamentos y las demás normas que al efecto dicte la Oficina Nacional de Presupuesto. Hasta tanto no sea aprobado el referido sistema de modificaciones presupuestarias, se regirán por las Providencias emanadas de la Oficina Nacional de Presupuesto en esta materia.

DISPOSICIONES COMUNES

Artículo 20. La constitución de sociedades mercantiles, fundaciones y asociaciones civiles, la suscripción o venta de acciones y la incorporación de nuevos accionistas del sector público, por los organismos del Gobierno Central, los Institutos Autónomos y empresas del Estado, fundaciones y asociaciones civiles de carácter público a que se refiere el numeral 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, que tengan créditos autorizados en esta Ley, se informará a la Comisión Permanente de Finanzas de la Asamblea Nacional, a través de la Oficina Nacional de Presupuesto.

Artículo 21. Los entes señalados en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, informarán al Ministerio de adscripción o de tutela, cuando corresponda, acerca de los contratos y consecuentes pagos a organismos gubernamentales por concepto de arrendamiento de inmuebles y por la prestación de servicios de electricidad, telecomunicaciones, gas, agua, aseo urbano y domiciliario; del mismo modo, informarán el monto estimado anual que cancelarán a las empresas privadas por tales conceptos.

La información a que se refiere este artículo se remitirá, antes del 31 de marzo de 2006, y se acompañará de la autorización correspondiente para que las empresas prestadoras de los servicios antes indicados, cobren la orden de pago que emitirá el organismo de adscripción o de tutela, con cargo a la correspondiente transferencia asignada en esta Ley. Si a dicha fecha, los organismos receptores de los servicios básicos señalados en el encabezamiento de este artículo, no han informado a su respectivo órgano de adscripción o de tutela de la celebración de los contratos y la cancelación de los servicios convenidos, éste se abstendrá de girar la transferencia correspondiente, hasta tanto reciba la información de los contratos suscritos o de los pagos efectuados para cancelar el servicio recibido. Los entes receptores de los servicios a que se refiere este artículo, independientemente que sean prestados por personas públicas o privadas, establecerán en los respectivos contratos que al 30 de noviembre del 2006, conciliarán el monto cancelado y el costo del servicio efectivamente prestado, dejando expresa constancia de que si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente, y que en caso contrario, en el mismo lapso, exigirán el reintegro correspondiente o solicitarán la formalización del crédito de parte del ente prestador del servicio y su abono al saldo por concepto del referido servicio al mes siguiente. La Contraloría General de la República, aplicará las sanciones a que hubiere lugar por incumplimiento de lo previsto en este artículo.

Artículo 22. Antes del 31 de enero de 2006, los entes señalados en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, informarán al Ministerio de adscripción o de tutela, el monto anual que estimen cancelar por concepto de aportes patronales, como contribución al sostenimiento de los subsistemas de seguridad social, de conformidad con la Ley que rija la materia. Así mismo, remitirán la autorización correspondiente para que el Ministerio de adscripción o de tutela, con cargo a la transferencia asignada al respectivo organismo en esta Ley, emita la orden de pago autorizada, con instrucciones de ser depositada en la cuenta que a tal efecto sea designada para recibir los citados aportes. Al 30 de noviembre de 2006, los organismos beneficiarios de las órdenes de pago conciliarán el monto cancelado y el real. Si resultare un saldo deudor tramitarán su pago dentro del mes siguiente; en caso contrario y en el mismo lapso, exigirán el reintegro, o bien el saldo será asignado al pago de la obligación en el mes siguiente. La Contraloría General de la República, aplicará las sanciones que correspondan por el incumplimiento de lo previsto en este artículo.

CAPITULO III

De los Estados, del Distrito Metropolitano de Caracas, de los Distritos y de los Municipios

Artículo 23. Sin perjuicio de lo establecido en el artículo 62 de la Ley Orgánica de la Administración Financiera del Sector Público, los Gobernadores de Estado, el Alcalde del Distrito Metropolitano de Caracas, así como los Alcaldes de los Distritos y Municipios, enviarán directamente al Ministerio del Interior y Justicia y a la Oficina Nacional de Presupuesto, dentro de los treinta (30) días hábiles siguientes al fin de cada trimestre, las modificaciones presupuestarias aprobadas, así como un informe sobre su ejecución presupuestaria, la cual deberá estar ajustada a las normas técnicas que dicte la Oficina Nacional de Presupuesto. En dicho informe, deberán distinguirse los créditos comprometidos y causados por los Estados, Distritos y Municipios para la ejecución de planes en coordinación con los organismos nacionales. Así mismo, deberá reflejar la información sobre ejecución de los programas financiados con los recursos provenientes de la Ley de Asignaciones Económicas Especiales para los Estados y el Distrito Metropolitano de Caracas derivadas de Minas e Hidrocarburos, los provenientes de la Ley que crea el Fondo Intergubernamental para la Descentralización y los que devenguen por cualquier otro subsidio de Ley.

Artículo 24. Los Gobernadores y el Alcalde del Distrito Metropolitano de Caracas remitirán al Ministerio de Salud dentro de los treinta (30) días continuos siguientes al final de cada trimestre, un informe sobre las transferencias que reciban, el cual contendrá la ejecución física y financiera correspondiente al sector salud. En dicho informe, deberán distinguirse los créditos comprometidos, causados y pagados por estas entidades para el cumplimiento y ejecución de los planes de salud, elaborados coordinadamente con el Ministerio mencionado. Queda sujeto al cumplimiento de la obligación prevista en este artículo, la entrega de los recursos asignados a los Estados que les fueron conferidos en virtud de convenios de transferencia de competencias en materia de salud.

CAPITULO IV

Otras Disposiciones

Artículo 25. Los órganos y entes de la Administración Pública Nacional, con créditos asignados en esta Ley, están obligados a depositar los recursos no utilizados durante la ejecución de sus presupuestos en instituciones financieras reguladas por la Ley General de Bancos y Otras Instituciones Financieras o en otras leyes especiales, en cuentas a nombre de dichas instituciones. Los responsables del manejo de fondos en avance deberán tener en las cuentas corrientes recursos no utilizados inferiores al treinta por ciento (30%) del monto total depositado en dichas cuentas, y el remanente deberá ser depositado en una cuenta especial a nombre del organismo correspondiente en el Banco Central de Venezuela, salvo que el pago oportuno de sus compromisos deba realizarse en un tiempo inferior al que tomaría la devolución de los recursos por parte del ente emisor. En los casos que se produzcan rendimientos, los organismos de la Administración Central deberán reintegrarlos al Tesoro Nacional dentro de los diez (10) primeros días hábiles del mes de febrero del año siguiente al del ejercicio económico financiero regulado por esta Ley. Los entes descentralizados, podrán capitalizar los rendimientos obtenidos o disponer de los mismos, de conformidad con las previsiones legales y demás normas aplicables.

Los órganos y entes con créditos presupuestarios en esta Ley, quedan obligados a informar, dentro de los diez (10) días continuos siguientes al final de cada mes, sobre las condiciones de las colocaciones, sus rendimientos y su utilización a la Oficina Nacional del Tesoro, a la Oficina Nacional de Presupuesto y a la Oficina Nacional de Contabilidad Pública. La Oficina Nacional del Tesoro, se abstendrá de dar curso a las órdenes de pago de los organismos que no cumplan con esta obligación, debiendo exigir la aplicación de los requisitos de las órdenes de pago de avances establecidos en el respectivo Reglamento de la Ley Orgánica de Administración Financiera del Sector Público.

La Contraloría General de la República aplicará las sanciones que correspondan por el incumplimiento de lo previsto en este artículo.

Artículo 26. Las máximas autoridades de los órganos y entes ordenadores de compromisos y pagos sujetos a la presente Ley, no podrán aprobar nuevas escalas de sueldos y salarios, ni suscribir convenciones colectivas, sin la certificación expedida por la Oficina Nacional de Presupuesto, en la cual conste que cuentan con recursos presupuestarios para su cumplimiento.

Dicha certificación será igualmente necesaria para que los órganos y entes soliciten al Presidente de la República en Consejo de Ministros la autorización de escalas especiales, de conformidad con la norma que rige la materia, y para que los directorios, máximas autoridades o quienes representen acciones o participaciones del Estado en entes descentralizados, con o sin fines empresariales, puedan suscribir convenciones colectivas.

En todo caso, las convenciones colectivas que impliquen erogaciones que afecten otros ejercicios presupuestarios además del vigente, deberán ser aprobadas por el Presidente de la República en Consejo de Ministros, de conformidad con el artículo 527 de la Ley Orgánica del Trabajo. La Contraloría General de la República aplicará las sanciones legales pertinentes a quienes incumplan con lo previsto en este artículo.

Artículo 27. De conformidad con lo establecido en el artículo 27 de la Ley que establece el Impuesto al Valor Agregado, la alícuota a aplicarse en el Ejercicio Fiscal 2006, será del catorce por ciento (14%), salvo los casos de zonas bajo regímenes aduaneros especiales, que de conformidad con lo establecido en sus respectivas Leyes de creación, estén exentas del mencionado impuesto o deban aplicar una alícuota distinta.

En caso de modificarse la Ley que establece el Impuesto al Valor Agregado durante la ejecución del ejercicio presupuestario 2006, se aplicará la alícuota que allí se establezca en la oportunidad que expresamente se indique.

Artículo 28. De conformidad con lo establecido en el numeral 3 del artículo 48 de la Ley Orgánica de Hidrocarburos, la alícuota del Impuesto de Consumo General durante el Ejercicio Fiscal 2006, será del treinta por ciento (30%).

Artículo 29. Las denominaciones de los organismos ordenadores de compromisos y pagos que se creen o modifiquen por aplicación de los instrumentos jurídicos que entren en vigencia, se entenderán adecuadas a esta Ley. En tal sentido, se faculta al Ejecutivo Nacional para que a través de la Oficina Nacional de Presupuesto realice las modificaciones presupuestarias pertinentes, aún aquellas que aumenten los conceptos señalados en el artículo 1 de esta Ley, sin aumentar el límite máximo del total del gasto autorizado en la misma.

Presupuesto de Ingresos y Gastos y Operaciones de Financiamiento de la República

TITULO II

PRESUPUESTOS DE INGRESOS Y GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LA REPÚBLICA

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES DE FINANCIAMIENTO DE LA REPÚBLICA

Artículo 30.- Se aprueba la estimación de los Ingresos y Fuentes de Financiamiento de la República para el Ejercicio Fiscal 2006, en la cantidad de **OCHENTA Y SIETE BILLONES VEINTINUEVE MIL SETECIENTOS CUARENTA Y UN MILLONES DOSCIENTOS CUARENTA MIL TRESCIENTOS SETENTA Y CINCO BOLÍVARES (Bs. 87.029.741.240.375).**

A. INGRESOS CORRIENTES	**70.950.827.730.000**
A.1. INGRESOS CORRIENTES ORDINARIOS	**70.950.827.730.000**
1. PETROLEROS	**33.238.641.530.000**
1.1. INGRESOS TRIBUTARIOS	**11.878.380.310.000**
IMPUESTOS DIRECTOS	**11.878.380.310.000**
– Impuesto sobre la renta a empresas de hidrocarburos públicas - operadoras y comercializadoras	10.114.828.310.000
– Impuesto sobre la renta empresas de hidrocarburos públicas - Pdvsa Casa matriz y otras filiales	1.763.552.000.000
1.2. INGRESOS NO TRIBUTARIOS	**21.360.261.220.000**
– Ingresos del dominio petrolero	**18.528.261.220.000**
Regalías petroleras públicas – crudos y condensados	15.977.663.270.000
Regalías petroleras públicas – extrapesado para orimulsión	185.460.360.000
Regalías del gas empresas públicas	261.660.000.000
Regalías petroleras privadas (Regalía otros)	1.914.477.590.000
Impuesto superficial de hidrocarburos	189.000.000.000
– Utilidades, rentas y dividendos	**2.832.000.000.000**
Utilidades de acciones y participaciones de capital de entes descentralizados con fines empresariales petroleros – Dividendos de Petróleos de Venezuela, S.A. (Pdvsa)	2.832.000.000.000
2. NO PETROLEROS	**37.712.186.200.000**

Concepto	Monto
2.1. INGRESOS TRIBUTARIOS	**37.077.248.240.000**
IMPUESTOS DIRECTOS	**9.550.014.700.000**
- Impuesto sobre la renta a personas jurídicas	**8.224.913.700.000**
Impuesto a empresas mineras sector hierro	15.050.000.000
Impuesto a empresas mineras sector otros minerales	135.794.000.000
Impuesto sobre la renta a otras personas jurídicas (otras actividades)	8.074.069.700.000
- Impuesto sobre la renta a personas naturales	**1.250.758.800.000**
- Impuesto sobre herencias, legados y regalos	**74.342.200.000**
Impuesto sobre sucesiones, donaciones y demás ramos conexos	74.342.200.000
IMPUESTOS INDIRECTOS	**27.527.233.540.000**
- Impuestos de importación	**3.724.969.600.000**
Impuesto de importación ordinario	3.715.649.470.000
Impuesto de importación de bultos postales	858.540.000
Impuesto interno por la importación de alcoholes y bebidas alcohólicas	8.461.590.000
- Impuestos sobre la producción, el consumo y transacciones financieras	**23.791.901.740.000**
Impuesto al débito bancario	2.606.302.700.000
Impuesto al valor agregado (neto)	19.370.240.150.000
Impuesto sobre licores	474.740.430.000
Impuesto sobre cigarrillos	781.665.200.000
Impuesto a la producción de fósforos	1.661.100.000
Impuesto al consumo de la gasolina	105.175.070.000
Impuesto al consumo de otros derivados del petróleo	206.815.240.000
Impuesto sobre telecomunicaciones	245.301.850.000
- Impuestos sobre casinos, salas de bingo y máquinas traganíqueles	**10.362.200.000**
Impuesto sobre casinos y salas de bingo	3.180.890.000
Impuestos de explotación de mesas de juegos y máquinas traganíqueles	7.181.310.000
2.2. NO TRIBUTARIOS	**511.743.190.000**
- Ingresos por tasas	**435.393.190.000**
*** Servicios de aduana**	**302.653.800.000**
Servicios de aduana	297.952.800.000
Habilitación de aduanas	2.334.790.000
Derechos de almacenaje	2.365.890.000
Corretaje de bultos postales	320.000
*** Servicio de capitanías de puerto**	**381.500.000**
Derechos de pilotajes	334.780.000
Habilitación de pilotaje	7.990.000
Servicios de remolcadores	35.550.000
Habilitación de remolcadores	2.000.000

Concepto	Monto
Habilitación de capitanías de puerto	970.000
Tasas de faros y boyas	210.000
*** Servicio de telecomunicaciones**	**12.209.760.000**
*** Servicio de riego y drenaje**	**1.290.000**
*** Bandas de garantía, cápsulas y sellos**	**1.962.270.000**
*** Servicio de transporte**	**2.250.840.000**
Derechos de aviación y navegación	2.232.960.000
Derechos de tránsito terrestre	17.880.000
*** Timbres fiscales**	**90.046.190.000**
*** Servicios sociales y administrativos**	**25.887.540.000**
– Ingresos del dominio minero	**76.350.000.000**
* Hierro	14.100.000.000
* Otros minerales	62.250.000.000
2.3. INGRESOS POR LA VENTA DE BIENES Y SERVICIOS DE LA ADMINISTRACIÓN PÚBLICA	**357.010.000**
– Venta de bienes	**357.010.000**
* Ingresos por la venta de publicaciones oficiales y formularios	357.010.000
2.4. RENTAS DE LA PROPIEDAD	**331.000.000**
– Utilidades, dividendos, alquileres y otros ingresos de la propiedad	**331.000.000**
* Alquileres	331.000.000
2.5. OTROS INGRESOS	**122.506.760.000**
– Diversos ingresos	**102.408.940.000**
* Multas por varios ramos	59.003.540.000
* Intereses moratorios	43.301.160.000
* Reparos fiscales	104.240.000
– Otros ingresos ordinarios	**20.097.820.000**
B. FUENTES DE FINANCIAMIENTO	**16.078.913.510.375**
B.1. DISMINUCIÓN DE OTROS ACTIVOS FINANCIEROS	**263.355.980.000**
– Disminución de deudas de cuentas por rendir a corto plazo	**263.355.980.000**
B.2. INCREMENTO DE PASIVOS	**15.815.557.530.375**
1. LEY ESPECIAL DE ENDEUDAMIENTO ANUAL 2006	**15.815.557.530.375**
– Financiamiento de proyectos por endeudamiento	**3.894.002.075.650**
Ministerio de Finanzas	**47.427.060.700**
Financiamiento del Proyecto Rayos X Aduanas	19.917.428.000

Modernización del SENIAT III	16.125.000.000
Reforma de Gestión de las Finanzas Públicas	11.384.632.700
Ministerio de la Defensa	**600.000.000.000**
Bienestar y Seguridad Social	18.459.802.283
Inversión Militar Ejército	206.486.105.783
Inversión Militar Armada	63.877.481.733
Inversión Militar Aviación	145.468.175.647
Inversión Militar Guardia Nacional	84.611.895.952
Otros Proyectos Estratégicos	50.105.102.828
Mantenimiento Mayor de Unidades Operativas de la Armada	8.376.934.382
Plan de Recuperación Estratégica de la Fuerza Armada Nacional	22.614.501.392
Ministerio de Educación y Deportes	**127.047.000.000**
Ampliación y Mejoramiento de la Educación Inicial y Básica de Jornada Completa y Atención Integral	86.025.000.000
Fortalecimiento y Modernización de la Educación Técnica	36.062.166.956
Modernización de la Educación Técnica	498.294.750
Modernización de la Dotación de las Escuelas Técnicas	4.461.538.294
Ministerio del Ambiente y de los Recursos Naturales	**394.440.538.700**
Ampliación de Acueductos y Cloacas del Estado Miranda	9.675.000.000
Modernización y Rehabilitación del Sector Agua Potable y Saneamiento	62.350.000.000
Atención Acueductos Rurales y Poblaciones Menores	14.104.000.000
Abastecimiento de Agua Potable y Saneamiento Península de la Guajira	11.000.000.000
Rehabilitación del Sistema de Agua Potable a Nivel Nacional	16.662.500.000
Rehabilitación Sistemas Agua Potable y Saneamiento (Sucre, Cojedes, Anzoátegui y Aragua)	15.000.000.000
Programa de Saneamiento Ambiental Aguas y Cloacas	20.000.000.000
Modernización del Sistema de Medición y Pronóstico Hidrometereológico Nacional Venehmet	26.000.000.000
Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Anzoátegui)	11.899.038.700
Saneamiento del Litoral Central del Estado Vargas	10.750.000.000
Saneamiento Ambiental del Lago de Valencia	15.000.000.000
Acueducto Bolivariano del Estado Falcón	95.000.000.000
Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní	5.000.000.000
Reconstrucción del Sistemas de Cloacas Vargas (Los Roques)	4.000.000.000
Embalse Puerto Maya Litoral Central Estado Vargas	3.000.000.000
Rehabilitación de Embalses a Nivel Nacional	15.000.000.000
Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú	60.000.000.000

Ministerio Público	**8.154.805.950**
Modernización del Ministerio Público	8.154.805.950
Ministerio del Interior y Justicia	**128.261.433.277**
Apoyo a la reforma del sistema de justicia penal	49.726.712.617
Construcción y Rehabilitación de Centros Penitenciario (Coro)	78.534.720.660
Ministerio de Infraestructura	**1.811.516.900.000**
Metro de Valencia, Línea 1	230.535.983.549
Línea III Tramo El Valle- La Rinconada	311.750.000.000
Transporte Superficial	37.410.000.000
Inversiones Operativas	149.317.500.000
Gestión y Conservación de la Red Vial Principal (VIAL III)	35.045.000.000
PNTU II	53.750.000.000
Programa de modernización aeropuertos y control de tráfico aéreo	172.000.000.000
Sistema Ferroviario Central "Ezequiel Zamora", Tramo: Caracas – Tuy Medio	389.150.000.000
Rehabilitación del Sistema Centro-Occidental "Simón Bolívar", Tramos Puerto Cabello-Barquisimeto y Yaritagua-Acarigua	185.760.000.000
Proyecto Metro de Maracaibo	182.298.416.451
Metro Los Teques	64.500.000.000
Ministerio de Planificación y Desarrollo	**19.217.157.950**
Reconstrucción de las Obras de Control de Torrentes de la Cuenca del Río San Julián (Programa de Cooperación Financiera Hispano-Venezolano)	15.992.157.950
Facilidad para la preparación y ejecución de proyectos (FAPEP)	3.225.000.000
Ministerio de Ciencia y Tecnología	**57.408.606.905**
Programa de Tecnología Agropecuaria (PTA)	18.708.606.905
Segundo Programa de Ciencia y Tecnología BID-FONACIT II	38.700.000.000
Ministerio de Salud	**12.293.175.000**
Fortalecimiento Nacional de los Servicios de Salud del Distrito Metropolitano de Caracas (Convenio de Préstamo 7062-VE)	12.293.175.000
Ministerio de Agricultura y Tierras	**100.654.180.873**
Construcción de sistemas de riego en "Fundos Zamoranos Estructurados"	9.352.500.000
Construcción de grandes y medianos sistemas de riego (Río Tiznado)	80.000.000.000

Programa sustentable de la pesca artesanal y de la acuicultura (Obras complementarias /Convenio MAT-Ramón Vizcaíno)	11.301.680.873
Ministerio de Educación Superior	**51.288.931.126**
Modernización de la Educación Técnica y Universitaria	51.288.931.126
Ministerio para la Economía Popular	**62.315.698.900**
Apoyo a la pequeña y mediana empresa	36.550.000.000
Desarrollo de cadenas agroproductivas en la región de Barlovento	8.486.148.900
Zonas semiáridas de los estados Lara y Falcón, segunda fase (PROSALAFA II)	10.679.050.000
Desarrollo de comunidades rurales pobres (PRODECOP)	6.600.500.000
Ministerio de Industrias Básicas y Minería	**261.000.000.000**
Proyecto de Transmisión EDELCA	100.000.000.000
Central Hidroeléctrica TOCOMA	141.000.000.000
Programa de Inversión (Proyecto Caruachi /CVG EDELCA)	20.000.000.000
Ministerio de Energía y Petróleo	**190.103.000.000**
Proyecto de Fortalecimiento Institucional del Sector Eléctrico	27.950.000.000
Planta Hidroeléctrica Masparro	17.845.000.000
Conversión a Gas Planta Centro	71.767.000.000
Línea de Transmisión de 230 kv	50.826.000.000
Desarrollo Uribante Caparo	21.715.000.000
Ministerio de Participación Popular y Desarrollo Social	**22.873.586.269**
Programa de Apoyo a la Infancia y la Adolescencia (PAIA)	8.621.062.119
Mejoramiento de Barrios de Caracas II (CAMEBA)	14.252.524.150
– Financiamiento del servicio de la deuda	**11.921.555.454.725**
TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO	**87.029.741.240.375**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS DE LA REPÚBLICA

Artículo 31: Acuérdense los créditos presupuestarios por la cantidad de OCHENTA Y SIETE BILLONES VEINTINUEVE MIL SETECIENTOS CUARENTA Y UN MILLONES DOSCIENTOS CUARENTA MIL TRESCIENTOS SETENTA Y CINCO BOLÍVARES CON 00/100 (Bs. 87.029.741.240.375,00), asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

CONCEPTO		BOLÍVARES
A.	**GASTOS CORRIENTES**	**61.697.855.266.011**
A.1.	GASTOS DE CONSUMO	20.384.454.407.153
A.2.	RENTA DE LA PROPIEDAD	7.105.424.354.743
A.3.	TRANSFERENCIAS Y DONACIONES CORRIENTES	33.498.305.276.372
A.4	RECTIFICACIONES AL PRESUPUESTO	709.508.277.300
A.5	*OTROS GASTOS CORRIENTES*	*182.950.443*
B.	**GASTOS DE CAPITAL**	**18.537.741.673.051**
B.1.	INVERSIÓN DIRECTA	1.912.432.881.945
B.2.	TRANSFERENCIAS Y DONACIONES DE CAPITAL	16.277.641.686.462
B.3.	APORTES EN ACCIONES Y PARTICIPACIÓN DE CAPITAL	347.667.104.644
C.	**APLICACIONES FINANCIERAS**	**6.794.144.301.313**
C.1.	DISMINUCIÓN DE PASIVOS FINANCIEROS	6.794.144.301.313

Asimismo, acuérdense el monto total de los créditos presupuestarios para cada Órgano ordenador de compromisos y pagos, de acuerdo con la distribución siguiente:

	ÓRGANOS	BOLÍVARES
01	Asamblea Nacional	345.341.600.000
02	Contraloría General de la República	107.291.700.000
03	Consejo Nacional Electoral	1.110.554.300.000
06	Ministerio de Relaciones Exteriores	433.834.300.000
07	Ministerio de Finanzas	16.768.416.248.021
08	Ministerio de la Defensa	4.474.520.800.000
10	Ministerio de Educación y Deportes	11.794.183.000.000
13	Ministerio del Trabajo	5.076.902.700.000
17	Ministerio del Ambiente y de los Recursos Naturales	823.924.138.700
21	Tribunal Supremo de Justicia	1.891.296.854.600
23	Ministerio Público	529.704.105.950
25	Procuraduría General de la República	39.946.800.000
26	Ministerio del Interior y Justicia	17.719.056.678.681
28	Ministerio de Infraestructura	3.769.254.400.000
29	Ministerio de Planificación y Desarrollo	3.117.602.180.450
30	Ministerio de Ciencia y Tecnología	661.435.906.905
32	Defensoría del Pueblo	32.529.400.000
33	Vicepresidencia de la República	60.333.700.000
34	Ministerio de Agricultura y Tierras	757.346.554.959
35	Ministerio de Educación Superior	6.996.603.531.126
36	Ministerio de Comunicación e Información	261.209.300.000
37	Presidencia de la República	243.616.800.000
38	Consejo Moral Republicano	2.990.700.000
39	Superintendencia Nacional de Auditoría Interna	20.477.500.000
40	Ministerio para la Economía Popular	662.409.398.900
41	Ministerio de Alimentación	824.854.725.914
42	Ministerio de Industrias Ligeras y Comercio	140.686.100.000
43	Ministerio de Industrias Básicas y Minería	314.073.200.000
44	Ministerio del Turismo	89.494.600.000
45	Ministerio de Energía y Petróleo	342.517.177.600
46	Ministerio de la Cultura	454.744.100.000
47	Ministerio para la Vivienda y Hábitat	1.310.484.300.000
48	Ministerio de Participación Popular y Desarrollo Social	713.498.286.269
49	Ministerio de Salud	4.429.097.875.000
	Rectificaciones	709.508.277.300
	TOTAL GASTOS FISCALES	**87.029.741.240.375**

Asamblea Nacional

ASAMBLEA NACIONAL

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

Fortalecer el estado de derecho y las instituciones del Estado Venezolano, en materia legislativa.

Monitorear los principales indicadores de orden económico, social, político e internacional para la toma de decisiones políticas cónsonas con las tendencias observadas.

Fortalecer los principios de integración referidos a la relación con otros Estados y Organismos Internacionales.

Garantizar el funcionamiento y la operatividad de la infraestructura de la Asamblea Nacional.

Asegurar una adecuada plataforma tecnológica y de personal.

El objetivo Estratégico consiste en colaborar con la producción legal que desarrolla el nuevo marco jurídico institucional que permita la transformación estructural del aparato del estado y contribuir a la optimización de la función de control político, a través de la organización y promoción de la participación ciudadana, la optimización de la función de control político, para la prosperidad y bienestar del pueblo.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
010007000	Gestión Legislativa	Informe Técnico	196	95.402.658.758			95.402.658.758
010008000	Transferencias para Financiar los Proyectos del Parlamento Andino	Resolución	24	4.805.243.000			4.805.243.000
010009000	Transferencias para Financiar los Proyectos de la Fundación Canción Primera	Participación Social	12	300.000.000			300.000.000
010010000	Transferencias para Financiar los Proyectos de la Fundación Cardiovascular	Paciente Atendido	4.600	2.020.242.079			2.020.242.079
010011000	Transferencias Para Financiar los Proyectos del Ente Parlamento Indígena	Informe	20	1.000.000.000			1.000.000.000
010012000	Transferencias para Financiar los Proyectos del Instituto de Previsión Social del Parlamentario	Atención Realizada	399	26.522.334.332			26.522.334.332
010013000	Transferencias para Financiar los Proyectos del Parlamento Amazónico	Informe	24	238.330.200			238.330.200
010014000	Transferencias para Financiar los Proyectos del Parlamento Latinoamericano	Resolución	4	7.565.518.710			7.565.518.710
010015000	Rehabilitación y Acondicionamiento de la Infraestructura de la Asamblea Nacional	Obra	12	11.339.538.000			11.339.538.000
010016000	Dirección de Análisis Político	Indicador	12	198.058.548			198.058.548
010019000	Transferencias para financiar los Proyectos de la Fundación ANTV	Programa	360	8.238.800.000			8.238.800.000
	TOTAL			157.630.723.627			157.630.723.627

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
010001000	Dirección y Coordinación de los Gastos de los Trabajadores	103.695.174.666			103.695.174.666
010002000	Gestión Administrativa	43.478.755.323			43.478.755.323
010003000	Previsión y Protección Social	39.069.946.384			39.069.946.384
010006000	Otras Comisiones Mixtas y Especiales	1.467.000.000			1.467.000.000
	TOTAL	187.710.876.373			187.710.876.373

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	1.930	44.635.180.829
- Directivo	377	15.727.132.807
- Parlamentarios	184	11.846.891.519
- Profesional y Técnico	488	8.685.812.913
- Personal Administrativo	389	3.354.482.275
- Obrero	492	5.020.861.315
Personal Contratado	397	4.112.067.936
- Profesional y Técnico	264	2.883.623.210
- Personal Administrativo	123	1.175.819.998
- Obrero	10	52.624.728
TOTAL	2.327	48.747.248.765

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	177.599.635.208			177.599.635.208
4.02	Materiales, Suministros y Mercancías	6.308.123.382			6.308.123.382
4.03	Servicios no Personales	42.126.729.443			42.126.729.443
4.04	Activos Reales	17.840.054.436			17.840.054.436
4.07	Transferencias y Donaciones	99.815.056.312			99.815.056.312
4.11	Disminución de Pasivos	1.652.001.219			1.652.001.219
	TOTAL	345.341.600.000			345.341.600.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	14.987.600.000			14.987.600.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	14.987.600.000			14.987.600.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	14.987.600.000			14.987.600.000
4.07.01.03.02	Transferencias Corrientes a entes Descentralizados sin Fines Empresariales	14.987.600.000			14.987.600.000
	- A0420 Fundación Televisora de la Asamblea Nacional ANTV	14.987.600.000			14.987.600.000

RELACION DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	28.842.576.411			28.842.576.411
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	73.832.500			73.832.500
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	73.832.500			73.832.500
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	73.832.500			73.832.500
	- S1853 Fundación la Canción Primera	73.832.500			73.832.500
4.07.03.00.00	Transferencias a Donaciones de Capital Internas	28.768.743.911			28.768.743.911
4.07.03.01.00	Transferencias de Capital Internas al Sector Privado	28.768.743.911			28.768.743.911
4.07.03.01.02	Transferencias de Capital a Instituciones sin Fines de Lucro	28.768.743.911			28.768.743.911
	- S1513 Instituto de Previsión Social del Parlamento	26.522.334.332			26.522.334.332
	- S1515 Fundación de la Asamblea Nacional de la República para el Tratamiento Cardiovascular	2.020.242.079			2.020.242.079
	- S1853 Fundación la Canción Primera	226.167.500			226.167.500

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	13.759.091.910			13.759.091.910
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	13.759.091.910			13.759.091.910
4.07.02.01.00	Transferencias Corrientes al Exterior	13.759.091.910			13.759.091.910
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	13.759.091.910			13.759.091.910
	- I0088 Parlamento Indígena Venezolano	1.000.000.000			1.000.000.000
	- I0122 Parlamento Amazónico	238.330.200			238.330.200
	- I0203 Oficina Parlamento Latinoamericano - Grupo Parlamentario Venezolano	6.634.931.581			6.634.931.581
	- I0204 Parlamento Andino	4.805.243.000			4.805.243.000
	- I0211 Unión Interparlamentaria Mundial	150.000.000			150.000.000
	- I0234 Secretaria General del Parlamento Latinoamericano	930.587.129			930.587.129

PROYECTO: Gestión Legislativa
UNIDAD DE MEDIDA: Informe Técnico
CANTIDAD 196
ASIGNACIÓN PRESUPUESTARIA: 95.402.658.758
AREA ESTRATEGICA: Equilibrio Político
OBJETIVO ESTRATEGICO: Elaboración de Leyes para fortalecer las instituciones del estado Venezolano
OBJETIVOS ESPECIFICOS: Desarrollar el nuevo marco jurídico - institucional en el área de su competencia, que permita transformar estructuralmente el aparato del estado
RESULTADO: Informes de gestión Parlamentaria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	75.964.254.804				75.964.254.804
4.02	Materiales, Suministros y Mercancías	1.678.674.053				1.678.674.053
4.03	Servicios no Personales	15.282.618.118				15.282.618.118
4.04	Activos Reales	2.477.111.783				2.477.111.783
	TOTAL	95.402.658.758				95.402.658.758

PROYECTO: Transferencias para Financiar los Proyectos del Parlamento Andino

UNIDAD DE MEDIDA: Resolución

CANTIDAD 24

ASIGNACIÓN PRESUPUESTARIA: 4.805.243.000

AREA ESTRATEGICA: Equilibrio Político

OBJETIVO ESTRATEGICO:

- Promover el proceso de integración andina.
- Incentivar la participación de los pueblos.
- Armonizar las leyes de los países andinos.
- Proteger los derechos humanos, la justicia social y la democracia

OBJETIVOS ESPECIFICOS:

- Promover y orientar el proceso de integración andino en coordinación con otros órganos del Sistema Andino de Integración
- Sustentar en la subregión andina el pleno imperio de la paz, la libertad, la justicia social, la democracia y el derecho a la libre autodeterminación de los pueblos
- Velar por el respeto de los derechos humanos y la calidad de vida de la población andina, en el marco de los objetivos e instrumentos de la integración subregional y de la comunidad internacional en esta materia
- Incentivar la participación de los pueblos como principales actores del proceso de integración, procurando las mayores bases de legitimidad democrática de sus representantes
- Impulsar el desarrollo de la conciencia comunitaria y la identidad sociocultural andina mediante la amplia difusión de los principios y propósitos del Sistema Andino de Integración
- Promover la armonización y el desarrollo legislativo comunitario entre los países miembros de la Comunidad Andina
- Contribuir al proceso de integración latinoamericana como uno de los instrumentos fundamentales para el desarrollo sustentable y armónico de la región

RESULTADO: 01: Ciento Cincuenta (150) Propuestas en escenarios internacionales.02: Cincuenta (50) 03: Ciento Veinticinco (125) Resoluciones emanados de la participación en dos (2) periodos ordinarios de sesiones. Resoluciones de cinco participaciones en las mesas directivas. 04: Ciento Cincuenta (150) eventos, foros, talleres, seminarios. 05: dos (2) informes de actividades realizadas por la Comunidad Andina

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	4.805.243.000				4.805.243.000
	TOTAL	**4.805.243.000**				**4.805.243.000**

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	4.805.243.000				4.805.243.000
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	4.805.243.000				4.805.243.000
4.07.02.01.00	Transferencias Corrientes al Exterior	4.805.243.000				4.805.243.000
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	4.805.243.000				4.805.243.000
4.07.02.01.04	- 10204 Parlamento Andino	4.805.243.000				4.805.243.000

PROYECTO:	Transferencias para Financiar los Proyectos de la Fundación la Canción Primera
UNIDAD DE MEDIDA:	Participación Social
CANTIDAD	12
ASIGNACIÓN PRESUPUESTARIA:	300.000.000
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Convertir la obra de Alí Primera en patrimonio cultural e incentivar el potencial artistico existente en el país para lograr el rescate de los valores nacionales y el acervo cultural.
OBJETIVOS ESPECIFICOS:	Contribuir a la recuperación de los valores culturales del país , siendo la figura de Ali Primera la representación de la Fundación.
RESULTADO:	01: Distribución gratuita la producción de Ali Primera a la población Venezolana. 02: Museo Virtual Ali Primera. 03: obtención de la infraestructura para el funcionamiento de la Fundación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	300.000.000				300.000.000
	TOTAL	300.000.000				300.000.000

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	300.000.000				300.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	73.832.500				73.832.500
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	73.832.500				73.832.500
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	73.832.500				73.832.500
	- S1853 Fundación la Canción Primera	73.832.500				73.832.500
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	226.167.500				226.167.500
4.07.03.01.00	Transferencias de Capital Internas al Sector Privado	226.167.500				226.167.500
4.07.03.01.02	Transferencias de Capital A Instituciones Sin Fines de Lucro	226.167.500				226.167.500
4.07.03.01.02	- S1853 Fundación la Canción Primera	226.167.500				226.167.500

PROYECTO:	Transferencias para Financiar los Proyectos de la Fundación Cardiovascular
UNIDAD DE MEDIDA:	Paciente Atendido
CANTIDAD	4.600
ASIGNACIÓN PRESUPUESTARIA:	2.020.242.079
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Mejorar la calidad de vida de los pacientes que acuden a la Fundación
OBJETIVOS ESPECIFICOS:	Diagnostico de enfermedades cardiovasculares en los pacientes atendidos por la Fundación
RESULTADO:	01: Atención anual de 3800 pacientes en la especialidad de cardiología. 02: atención anual de 1500 pacientes en las especialidades de diabetología y nutrición. 03: Atención anual en la elaboración de 8500 exámenes diversos del área cardiovascular 304: coordinación y dirección de la Fundación cardiovascular (tomografía, pruebas ergométricas, dubotamina, etc.)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	2.020.242.079				2.020.242.079
	TOTAL	2.020.242.079				2.020.242.079

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	2.020.242.079				2.020.242.079
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	2.020.242.079				2.020.242.079
4.07.03.01.00	Transferencias de Capital Internas al Sector Privado	2.020.242.079				2.020.242.079
4.07.03.01.02	Transferencias de Capital a Instituciones Sin Fines de Lucro	2.020.242.079				2.020.242.079
	- S1515 Fundación de la Asamblea Nacional de la República para el Tratamiento Cardiovascular	2.020.242.079				2.020.242.079

PROYECTO:	Transferencias para Financiar los Proyectos del Ente Parlamento Indigena
UNIDAD DE MEDIDA:	Informe
CANTIDAD	20
ASIGNACIÓN PRESUPUESTARIA:	1.000.000.000
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Crear las Leyes de la nueva etapa institucional en el área de su competencia
OBJETIVOS ESPECIFICOS:	Desarrollar tres nuevos marcos jurídicos en el área de su competencia, que permita fortalecer los derechos de los pueblos indígena de Venezuela
RESULTADO:	01: Tres proyectos de leyes en primera discusión. 02: Tres proyectos de informe para segunda discusión. 03: tres informes finales de las consulta por regiones. 04: cinco informes de reuniones ordinarias y extraordinarias. 05: una sede propia para el funcionamiento del parlamento indígena de América (Internacionales)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	1.000.000.000				1.000.000.000
	TOTAL	1.000.000.000				1.000.000.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	1.000.000.000				1.000.000.000
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	1.000.000.000				1.000.000.000
4.07.02.01.00	Transferencias Corrientes al Exterior	1.000.000.000				1.000.000.000
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	1.000.000.000				1.000.000.000
4.07.02.01.04	- I0088 Parlamento Indígena Venezolano.	1.000.000.000				1.000.000.000

PROYECTO: Transferencias para financiar los Proyectos del Instituto de Previsión Social del Parlamentario
UNIDAD DE MEDIDA: Atención Realizada
CANTIDAD 399
ASIGNACIÓN PRESUPUESTARIA: 26.522.334.332
AREA ESTRATEGICA: Equilibrio Político
OBJETIVO ESTRATEGICO: Brindar el bienestar y la protección social y económica a los parlamentarios activos, jubilados y pensionadas (os)
OBJETIVOS ESPECIFICOS: Cumplir con la protección social a los parlamentarios activos, jubilados y pensionadas (os)
RESULTADO: 01: ciento ochenta y dos servicios de caja de ahorro a los parlamentarios activos. 02: trescientos veinticuatro servicios de cancelación de remuneraciones a los parlamentarios jubilados y pensionados. 03: quinientos seis servicios de póliza de seguro a sus asociados. 04: doscientos diez y siete servicios de caja de ahorro a los parlamentarios jubilados. 05: trescientos noventa y nueve servicios de cancelación por gastos funerarios

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	26.522.334.332				26.522.334.332
	TOTAL	26.522.334.332				26.522.334.332

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	26.522.334.332				26.522.334.332
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	26.522.334.332				26.522.334.332
4.07.03.01.00	Transferencias de Capital Internas al Sector Privado	26.522.334.332				26.522.334.332
4.07.03.01.02	Transferencias de Capital a Instituciones Sin Fines de Lucro	26.522.334.332				26.522.334.332
	- S1513 Instituto de Previsión Social del Parlamento	26.522.334.332				26.522.334.332

PROYECTO:	Transferencias para Financiar los Proyectos del Parlamento Amazónico
UNIDAD DE MEDIDA:	Informe
CANTIDAD	24
ASIGNACIÓN PRESUPUESTARIA:	238.330.200
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Promover la formación y aprobación de acuerdos sobre los tema presentado ante el Parlamento Amazónico internacional.
OBJETIVOS ESPECIFICOS:	Presentar al organismo internacional un proyecto de institucionalización para dar la estructura jurídica al Parlamento Amazónico
RESULTADO:	01: gestión para la consolidación del acuerdo signatario del instrumento legal de la institución 02: adecuación del estado físico de la sede del Parlamento Amazónico 03: acuerdos y resoluciones para asentar la reestructuración del Parlamento Amazónico internacional así como a las modificaciones de sus reglamentos y designación de directiva

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	238.330.200				238.330.200
	TOTAL	**238.330.200**				**238.330.200**

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	238.330.200				238.330.200
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	238.330.200				238.330.200
4.07.02.01.00	Transferencias Corrientes al Exterior	238.330.200				238.330.200
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	238.330.200				238.330.200
	- I0122 Parlamento Amazónico.	238.330.200				238.330.200

PROYECTO:	Transferencias para Financiar los Proyectos del Parlamento Latinoamericano
UNIDAD DE MEDIDA:	Resolución
CANTIDAD	4
ASIGNACIÓN PRESUPUESTARIA:	7.565.518.710
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Promover la integración latinoamericana y caribeña
OBJETIVOS ESPECIFICOS:	Promover el proceso de integración latinoamericana y caribeña, impulsando el desarrollo de la comunidad suramericana de naciones y la creación de la Comunidad Latinoamericana de Naciones (CLAN)
RESULTADO:	01: doce foros, conferencias, etc., donde se discutan los alcances en materia de integración latinoamericana 02: cuatro debates en sesión plenaria 03: cuatro documentos sobre el Alba 04: cuatro documentos contentivos sobre el proyecto Alba 05: trece participaciones, una por comisión, donde se impulsa la creación de leyes marcos 06: tres propuestas de debates en torno a la deuda externa 07: doce (12) documentos contentivos de información sobre la Carta Social, enviados a los países miembros

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	7.565.518.710				7.565.518.710
	TOTAL	**7.565.518.710**				**7.565.518.710**

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	7.565.518.710				7.565.518.710
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	7.565.518.710				7.565.518.710
4.07.02.01.00	Transferencias Corrientes al Exterior	7.565.518.710				7.565.518.710
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	7.565.518.710				7.565.518.710
	- I0203 Oficina Parlamento Latinoamericano - Grupo Parlamentario Venezolano	6.634.931.581				6.634.931.581
	- I0234 Secretaria General del Parlamento Latinoamericano	930.587.129				930.587.129

PROYECTO:	Rehabilitación y acondicionamiento de la infraestructura de la Asamblea Nacional.
UNIDAD DE MEDIDA:	Obra
CANTIDAD	12
ASIGNACIÓN PRESUPUESTARIA:	11.339.538.000
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Garantizar el funcionamiento y operatividad de los bienes muebles, inmuebles y equipos de la asamblea nacional y preservarlos en el tiempo. promover la participación para facilitar los flujos de información, utilizando tecnología comunicacional al servicio de la gestión.
OBJETIVOS ESPECIFICOS:	Garantizar el disfrute de los derechos sociales de forma equitativa y garantizar el buen funcionamiento de la bomba de agua y aire acondicionado, sede administrativa de la Asamblea Nacional
RESULTADO:	Ambiente confortable de trabajo para el personal que labora en la sede administrativa de la Asamblea Nacional y participación de los ciudadanos en la formación de Leyes y el control de la gestión pública

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	305.446.368				305.446.368
4.03	Servicios no Personales	7.078.263.710				7.078.263.710
4.04	Activos Reales	3.955.827.922				3.955.827.922
	TOTAL	11.339.538.000				11.339.538.000

PROYECTO:	Dirección de Análisis Político
UNIDAD DE MEDIDA:	Indicador
CANTIDAD	12
ASIGNACIÓN PRESUPUESTARIA:	198.058.548
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Garantizar el marco jurídico adecuado que sustente los derechos
OBJETIVOS ESPECIFICOS:	Monitorear los principales indicadores institucionales de orden económico, social, político e internacional para la toma de decisiones políticas consonas con las tendencias observadas
RESULTADO:	Sistema de indicadores del entorno nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	7.735.774				7.735.774
4.03	Servicios no Personales	152.183.367				152.183.367
4.04	Activos Reales	38.139.407				38.139.407
	TOTAL	198.058.548				198.058.548

PROYECTO: Transferencias para financiar los proyectos de la Fundación ANTV
UNIDAD DE MEDIDA: Programa
CANTIDAD 360
ASIGNACIÓN PRESUPUESTARIA: 8.238.800.000
AREA ESTRATEGICA: Equilibrio Político
OBJETIVO ESTRATEGICO: Proveer a los ciudadanos de un medio de comunicación mas eficaz y profesional
OBJETIVOS ESPECIFICOS: Mantener permanentemente un enlace comunicacional entre la asamblea nacional y el pueblo soberano de manera eficaz, eficiente y efectiva
RESULTADO: 01: Cooperación (Presidencia) 02: difusión del trabajo de la Asamblea Nacional (Programación e Información). 03: producción propia e independiente para ANTV (Producción). 04: difusión del trabajo de la Asamblea Nacional (Ingenieria)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	8.238.800.000				8.238.800.000
	TOTAL	8.238.800.000				8.238.800.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	8.238.800.000				8.238.800.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	8.238.800.000				8.238.800.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	8.238.800.000				8.238.800.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	8.238.800.000				8.238.800.000
4.07.01.03.02	- A0420 Fundación Televisora de La Asamblea Nacional ANTV	8.238.800.000				8.238.800.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	101.336.347.904				101.336.347.904
4.03	Servicios no Personales	2.358.826.762				2.358.826.762
	TOTAL	103.695.174.666				103.695.174.666

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	4.081.130.292				4.081.130.292
4.03	Servicios no Personales	16.572.006.881				16.572.006.881
4.04	Activos Reales	11.118.975.324				11.118.975.324
4.07	Transferencias y Donaciones	10.054.641.607				10.054.641.607
4.11	Disminución de Pasivos	1.652.001.219				1.652.001.219
	TOTAL	43.478.755.323				43.478.755.323

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	6.748.800.000				6.748.800.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	6.748.800.000				6.748.800.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	6.748.800.000				6.748.800.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	6.748.800.000				6.748.800.000
4.07.01.03.02	- A0420 Fundación Televisora de la Asamblea Nacional ANTV	6.748.800.000				6.748.800.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	150.000.000				150.000.000
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	150.000.000				150.000.000
4.07.02.01.00	Transferencias Corrientes al Exterior	150.000.000				150.000.000
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	150.000.000				150.000.000
4.07.02.01.04	- I0211 Unión Interparlamentaria Mundial	150.000.000				150.000.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	39.069.946.384				39.069.946.384
	TOTAL	39.069.946.384				39.069.946.384

ACCIÓN CENTRALIZADA: Otras Comisiones Mixtas y Especiales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	299.032.500				299.032.500
4.02	Materiales, Suministros y Mercancías	235.136.895				235.136.895
4.03	Servicios no Personales	682.830.605				682.830.605
4.04	Activos Reales	250.000.000				250.000.000
	TOTAL	1.467.000.000				1.467.000.000

Contraloría General
de la República

CONTRALORÍA GENERAL DE LA REPÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Contraloría General de la República, órgano del Poder Ciudadano especializado en el control, vigilancia y fiscalización de los ingresos, gastos y bienes del Estado Venezolano, dotado de autonomía funcional, administrativa y organizativa y de potestad para combatir la corrupción administrativa y para fomentar la eficacia, la ética, la probidad, la transparencia, la legalidad y la participación ciudadana en la salvaguarda del patrimonio público, orientará la política presupuestaria para el año 2006 a la consecución de los objetivos institucionales definidos en concordancia con su misión.

En tal sentido durante el año 2006 continuará las acciones propias del Organismo Contralor en el campo del control fiscal, mediante la Auditoria de Estado, el fortalecimiento del cuerpo normativo y técnico del Sistema Nacional de Control Fiscal, la determinación de responsabilidades por actos hechos u omisiones que afecten el patrimonio público y la aplicación de sanciones. Además de las diversas estrategias para la prevención y lucha contra la corrupción y la impunidad, entre las cuales se encuentran la focalización de la acción de control en áreas de interés estratégico nacional, la atención de las denuncias de particulares y los planteamientos y solicitudes de los órganos del Poder Público.

Las acciones en referencia demandan mayor fortalecimiento institucional, en especial el incremento de la competitividad laboral de los funcionarios, de su capacitación técnica y su nivel de profesionalización; la actualización y optimización de la plataforma tecnológica y la ampliación y mejora de las instalaciones de la institución.

En el contexto planteado, el Presupuesto de Gastos para el año 2006 del Organismo Contralor asciende a Bs. 107.291,7 millones, de los cuales 45,07% esta destinado a Gastos de Personal, el 26,30% a Gastos Operativos (en donde se incluyen las transferencias a entes descentralizados) y el 28,63% para gastos por concepto de personal jubilado y pensionado. Esta distribución ha sido estructurada para cubrir los siguientes requerimientos:

- Política salarial para mantener el nivel de ingresos de los funcionarios del Organismo
- Viáticos para el personal que lleva a cabo el Plan de Fiscalización Anual del Organismo.
- Abonos mensuales de las prestaciones sociales de antigüedad del personal a generarse durante el año 2006
- Jubilaciones y pensiones otorgadas por la institución de acuerdo con la normativa vigente.
- Mantenimiento de las instalaciones físicas.
- Mantenimiento de la capacidad operativa de los sistemas de información del Organismo.
- Capacitación y desarrollo del personal de la Contraloría.
- Asesoría profesional y mantenimiento de equipos, maquinaria y mobiliario.

Finalmente cabe destacar que con motivo de la implementación del nuevo sistema de formulación presupuestaria por proyectos, el Organismo ha diversificado su estructura presupuestaria, pasando de un programa a cuatro proyectos, lo que supone disponer de un mayor nivel de detalle de la información relativa al control y seguimiento de la ejecución del presupuesto, con las consecuentes ventajas para el control de gestión y la toma de decisiones por parte de la gerencia.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
020007000	Control Fiscal	Actuación	130.000	28.638.516.193			28.638.516.193
020008000	Asesoría y Apoyo	Asesoría	130	6.443.274.151			6.443.274.151
020009000	Transferencias para financiar los proyectos de la Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado "Gumersindo Torres" (COFAE)	Bolívares	2.711.200.000	2.711.200.000			2.711.200.000
020010000	Transferencias para financiar los Proyectos de la Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SER SACÓN)	Bolívares	7.500.000.000	7.500.000.000			7.500.000.000
	TOTAL			45.292.990.344			45.292.990.344

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
020001000	Dirección y Coordinación de los Gastos de los Trabajadores	17.839.069.895			17.839.069.895
020002000	Gestión Administrativa	13.449.464.639			13.449.464.639
020003000	Previsión y Protección Social	30.710.175.122			30.710.175.122
	TOTAL	61.998.709.656			61.998.709.656

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	916	16.108.478.558
. Directivo	29	1.928.084.832
. Profesional y Técnico	568	10.623.768.006
. Personal Administrativo	234	2.596.914.732
. Personal Docente	12	173.578.212
. Obrero	73	786.132.776
Personal Fijo a Tiempo Parcial	2	8.895.744
. Personal Médico	2	8.895.744
Personal Contratado	5	180.000.000
. Profesional y Técnico	5	180.000.000
TOTAL	923	16.297.374.302

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	48.359.283.858			48.359.283.858
4.02	Materiales, Suministros y Mercancías	1.843.322.067			1.843.322,067
4.03	Servicios no Personales	12.352.482.703			12.352.482.703
4.04	Activos Reales	3.505.986.250			3.505.986.250
4.07	Transferencias y Donaciones	40.980.625.122			40.980.625.122
4.11	Disminución de Pasivos	250.000.000			250.000.000
	TOTAL	107.291.700.000			107.291.700.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	10.211.200.000			10.211.200.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	10.211.200.000			10.211.200.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	10.211.200.000			10.211.200.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin fines empresariales	10.211.200.000			10.211.200.000
	A0398 Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado "Gumersindo Torres" (COFAE)	2.711.200.000			2.711.200.000
	A0416 Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)	7.500.000.000			7.500.000.000

RELACION DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	24.000.000			24.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	24.000.000			24.000.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	24.000.000			24.000.000
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	24.000.000			24.000.000
	- S0312 Cruz Roja de Venezuela	8.000.000			8.000.000
	- S0756 Hospital San Juan de Dios.	8.000.000			8.000.000
	- S0926 Sociedad Anticancerosa de Venezuela	8.000.000			8.000.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	33.250.000			33.250.000
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	33.250.000			33.250.000
4.07.02.01.00	Transferencias Corrientes al Exterior	33.250.000			33.250.000
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	33.250.000			33.250.000
	I0115 Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS).	28.000.000			28.000.000
	I0116 Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI).	5.250.000			5.250.000

PROYECTO:	Control Fiscal
UNIDAD DE MEDIDA:	Actuación
CANTIDAD	130.000
ASIGNACIÓN PRESUPUESTARIA:	28.638.516.193
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Contribuir con el fortalecimiento de la vigilancia, fiscalización y control de la Administración Pública, su eficacia, eficiencia y transparencia, detectando y sancionando todos aquellos hechos, acciones u omisiones que sean indicios de manejo indebido de los recursos públicos.
OBJETIVOS ESPECIFICOS:	• Incrementar la cantidad y calidad de nuestras actuaciones de control. • Contribuir con el mejoramiento continuo de la eficacia, efectividad y transparencia de la administración pública. • Mejorar la proporción de acciones fiscales efectivas derivadas de actuaciones de control. • Focalizar la actuación del organismo en tres áreas de interés estratégico nacional a los fines de evitar la dispersión de recursos y esfuerzos, mejorando la calidad del diagnóstico en las áreas seleccionadas.
RESULTADO:	Observaciones y recomendaciones orientadas a mejorar significativamente en el corto y mediano plazo los resultados operativos de los entes en los cuales se realizaron las actuaciones, contribuyendo así a mejorar la situación de las áreas estratégicas seleccionadas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	26.869.484.200				26.869.484.200
4.02	Materiales, Suministros y Mercancías	335.680.435				335.680.435
4.03	Servicios no Personales	1.433.351.558				1.433.351.558
	TOTAL	**28.638.516.193**				**28.638.516.193**

PROYECTO:	Asesoria y Apoyo
UNIDAD DE MEDIDA:	Asesoria
CANTIDAD	130
ASIGNACIÓN PRESUPUESTARIA:	6.443.274.151
AREA ESTRATEGICA:	Equilibrio Politico
OBJETIVO ESTRATEGICO:	Fortalecer el papel de la Contraloría General de la República como órgano rector del Sistema Nacional de Control Fiscal, prestando un servicio de calidad a través de asesorías y apoyo en los aspectos jurídicos y técnicos relacionados con el control fiscal.
OBJETIVOS ESPECIFICOS:	1.- Prestar asistencia de calidad en los aspectos técnicos del control fiscal.
	2.- Prestar asistencia de calidad en los aspectos jurídicos del control fiscal.
RESULTADO:	Normas, consultas, asesorías e instrumentos técnicos y jurídicos, orientados a estandarizar y fortalecer el ejercicio del control en el Sistema Nacional de Control Fiscal.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	5.217.431.013				5.217.431.013
4.02	Materiales, Suministros y Mercancias	80.036.686				80.036.686
4.03	Servicios no Personales	1.145.806.452				1.145.806.452
	TOTAL	**6.443.274.151**				**6.443.274.151**

PROYECTO:	Transferencias para financiar los proyectos de la Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado "Gumersindo Torres" (COFAE)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	2.711.200.000
ASIGNACIÓN PRESUPUESTARIA:	2.711.200.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Fortalecer el nivel de capacitación en materias relacionadas con el control fiscal de los funcionarios adscritos a los entes y organismos de la administración pública.
OBJETIVOS ESPECIFICOS:	Suministrar los recursos financieros necesarios a COFAE para que pueda realizar satisfactoriamente sus proyectos.
RESULTADO:	Transferencias realizadas a COFAE en el transcurso del año de acuerdo a la programación convenida.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07	Transferencias y Donaciones	2.711.200.000				2.711.200.000
	TOTAL	**2.711.200.000**				**2.711.200.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	Transferencias y Donaciones	2.711.200.000				2.711.200.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	2.711.200.000				2.711.200.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	2.711.200.000				2.711.200.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	2.711.200.000				2.711.200.000
4.07.01.03.02	A0398 Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado "Gumersindo Torres" (COFAE)	2.711.200.000				2.711.200.000

PROYECTO: Transferencias para financiar los Proyectos de la Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SER SACÓN)

UNIDAD DE MEDIDA: Bolívares

CANTIDAD 7.500.000.000

ASIGNACIÓN PRESUPUESTARIA: 7.500.000.000

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Contribuir a fortalecer la situación relativa a la cobertura de los servicios de salud de los funcionarios del organismo, tanto activos como jubilados y su grupo familiar.

OBJETIVOS ESPECIFICOS: Suministrar los recursos financieros necesarios a SERSACON para que pueda realizar satisfactoriamente sus proyectos.

RESULTADO: Transferencias realizadas a SERSACON en el transcurso del año de acuerdo a la programación convenida.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	7.500.000.000				7.500.000.000
	TOTAL	7.500.000.000				7.500.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	Transferencias y Donaciones	7.500.000.000				7.500.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	7.500.000.000				7.500.000.000
4.07.01.03.00	Transferencias Corrientes Internas Al Sector Público	7.500.000.000				7.500.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	7.500.000.000				7.500.000.000
4.07.01.03.02	· A0416 Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)	7.500.000.000				7.500.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	16.272.368.645				16.272.368.645
4.03	Servicios No Personales	1.566.701.250				1.566.701.250
	TOTAL	17.839.069.895				17.839.069.895

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.02	Materiales, Suministros Y Mercancías	1.427.604.946				1.427.604.946
4.03	Servicios No Personales	8.206.623.443				8.206.623.443
4.04	Activos Reales	3.505.986.250				3.505.986.250
4.07	Transferencias y Donaciones	59.250.000				59.250.000
4.11	Disminución de Pasivos	250.000.000				250.000.000
	TOTAL	13.449.464.639				13.449.464.639

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	Transferencias y Donaciones	24.000.000				24.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	24.000.000				24.000.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	24.000.000				24.000.000
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	24.000.000				24.000.000
4.07.01.01.73	- S0312 Cruz Roja de Venezuela	8.000.000				8.000.000
4.07.01.01.73	- S0756 Hospital San Juan de Dios.	8.000.000				8.000.000
4.07.01.01.73	- S0926 Sociedad Anticancerosa de Venezuela	8.000.000				8.000.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	Transferencias y Donaciones	33.250.000				33.250.000
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	33.250.000				33.250.000
4.07.02.01.00	Transferencias Corrientes al Exterior	33.250.000				33.250.000
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	33.250.000				33.250.000
4.07.02.01.04	I0115 Organización Latinoamericana del Caribe de Entidades Fiscalizadoras Superiores (OLACEFS).	28.000.000				28.000.000
4.07.02.01.04	I0116 Organización Internacional de Entidades Fiscalizadoras Superiores (INTOSAI).	5.250.000				5.250.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07	Transferencias y Donaciones	30.710.175.122				30.710.175.122
	TOTAL	**30.710.175.122**				**30.710.175.122**

Consejo Nacional Electoral

CONSEJO NACIONAL ELECTORAL

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Poder Electoral se ejerce por el Consejo Nacional Electoral como ente rector y, los Órganos subordinados a éste, la Junta Nacional Electoral, la Comisión de Registro Civil y Electoral y la Comisión de Participación Política y Financiamiento.

Es su misión, contribuir con el fortalecimiento de la democracia venezolana, produciendo resultados electorales incuestionables, a través de la pulcritud, legalidad y transparencia en la organización, administración y supervisión de todos los actos relativos al sufragio, del registro continuo y permanente del estado civil de las personas y de la participación ciudadana en los asuntos públicos, garantizando y preservando el voto como expresión genuina de la voluntad del pueblo y fuente creadora de los Poderes Públicos.

En el ejercicio de una de las funciones del Poder Electoral consagradas en la Constitución de la República Bolivariana de Venezuela, se efectuó la respectiva formulación del presupuesto regidos por los principios de independencia orgánica, autonomía funcional y presupuestaria y siguiendo las técnicas de elaboración de presupuesto por proyectos y acciones centralizadas de conformidad con lo estipulado en el Reglamento N°. 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre Sistema Presupuestario, publicado en la Gaceta Oficial Extraordinaria N° 5.781 de fecha 12 de agosto de 2005, que está vigente en lo referente a la formulación del presupuesto.

En tal virtud, y cumpliendo con lo establecido en el artículo 7 del Reglamento precitado, este Proyecto de Presupuesto 2006, vincula el presupuesto con el Plan Operativo Anual Institucional (POAI).

El POAI, como instrumento de gestión, que define y cuantifica las actividades que estimó llevar a cabo el Organismo para cumplir con los proyectos expresados financieramente en el Anteproyecto de Presupuesto 2006, los cuales responden a las directrices contenidas en los objetivos estratégicos del Consejo Nacional Electoral, atiende a la nueva técnica de formulación presupuestaria, sobre el presupuesto por proyectos, cuyo objeto es mejorar la efectividad, eficiencia y transparencia de la gestión pública, en función de los objetivos y estrategias del desarrollo de la nación.

Bajo este enfoque de la integridad y de la nueva técnica presupuestaria, el POAI se presenta clasificado por proyectos y no por dependencias, ya que las mismas intervienen en varios proyectos, permitiendo de esta manera implementar un mejor sistema de seguimiento y evaluación de gestión, donde además de medir el cumplimiento de metas y objetivos, toman gran relevancia los conceptos de eficacia en cuanto afectan las relaciones entre la organización y el entorno y la eficiencia porque afectan la estructura interna y las actividades operativas de la organización.

PROYECTOS PRESUPUESTARIOS

El Proyecto de Presupuesto del Consejo Nacional Electoral para el ejercicio económico 2006 se fundamenta en el fortalecimiento del Poder Electoral de acuerdo al mandato constitucional y a lo dispuesto en la Ley Orgánica del Poder Electoral y garantiza los recursos que se requieren para organizar las elecciones previstas para dicho ejercicio económico, ejercer el control sobre las organizaciones con fines políticos, mantener, organizar, dirigir y supervisar el registro Civil y Electoral, entre otras acciones.

Para ello, el Organismo se ha fijado cinco objetivos estratégicos, de los cuales se desprende, los Proyectos presupuestarios generadores de gastos y la Acción Centralizada, los cuales deben cumplirse durante el próximo ejercicio económico.

Objetivos Estratégicos y Proyectos:

- Construir y fortalecer el nuevo esquema institucional del Poder Electoral. (Inversión: Bs. 14.729.681.928)

  Proyectos: *Implantación de la Nueva Estructura Organizativa y Funcional del Poder Electoral
  *Modernización de la Plataforma Tecnológica Administrativa del Poder Electoral
  *Coordinación y Supervisión de Proyectos en Campo a Nivel Nacional

- Consolidar al Poder Electoral como un Organismo de vanguardia, eficaz y eficiente en el desarrollo de los procesos electorales que se celebran en la República Bolivariana de Venezuela. (Inversión: Bs. 223.855.004.725)

  Proyectos: *Infraestructura Tecnológica para la Votación Automatizada Elecciones 2006
  *Elecciones 2006

- Establecer, promover y fortalecer la democracia participativa y protagónica. (Inversión: Bs. 26.239.590.663)

  Proyectos: *Capacitación Ciudadana
  *Promoción y Divulgación de Instrumentos Electorales (Boletas no Válidas)
  *Información Ciudadana
  *Campaña de Información Masiva para la Participación Ciudadana
  *Creación del Sistema de Orientación e Información de la Participación Política

- Promover el desarrollo planificado y armónico de las acciones tendentes a consolidar la administración eficaz y eficiente del Registro Civil y Electoral en Venezuela. (Inversión: Bs. 52.045.979.330)

  Proyectos: *Misión Identidad
  *Jornadas de Actualización
  *Plataforma Tecnológica del Registro Electoral
  *Sistema Integral de Administración del Registro del Estado Civil de las Personas Naturales
  *Sala de Digitalización

- Proyectar y afianzar una imagen institucional sólida, como un ente especializado en la gestión electoral y al frente de los avances tecnológicos electorales. (Inversión: Bs. 186.225.843.354)

  Proyectos: *Renovación de la Planta Física del Poder Electoral
  *Divulgación de Mensajes en Medios de Comunicación
  *Servicio Autónomo de Información del Poder Electoral

ACCIÓN CENTRALIZADA

En esta parte del Proyecto de Presupuesto para el ejercicio económico 2006, están contenidas todas aquellas actividades que no es posible definir en términos de proyectos presupuestarios, pero son necesarias para garantizar el funcionamiento del Organismo y brindar un servicio corporativo a todos los órganos que conforman el Poder Electoral, tales como: beneficios socioeconómicos del personal activo, jubilaciones y pensiones, entre otros, con una inversión de Bs. 607.458.200.000.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
030007000	Coordinación y supervisión de proyectos en campo a nivel Nacional	Plan	4	5.193.430.229			5.193.430.229
030008000	Renovación de la Planta Física del Poder Electoral	Inmueble	26	168.821.700.000			168.821.700.000
030009000	Divulgación de mensajes en medios de comunicación	Elector Informado	14.000.000	10.779.454.777			10.779.454.777
030010000	Modernización de la plataforma tecnológica administrativa del Poder Electoral	Usuario	2.136	7.729.844.375			7.729.844.375
030011000	Servicio Autónomo de Información del Poder Electoral	Ciudadano Atendido	2.000.000	6.624.688.577			6.624.688.577
030012000	Implantación de la nueva estructura organizativa y funcional del Poder Electoral	Estructura Organizativa	1	1.806.407.324			1.806.407.324
030014000	Misión Identidad 2006	Documento de Identidad	15.000.000	7.943.500.464			7.943.500.464
030016000	Jornadas de actualización del Registro Electoral	Elector	1.000.000	18.924.679.672			18.924.679.672
030017000	Elecciones 2006	Elector	1	115.741.990.249			115.741.990.249
030018000	Infraestructura tecnológica para la votación automatizada Elecciones 2006	Mesa	27.000	108.113.014.476			108.113.014.476
030021000	Sistema Integral de Administración del Registro del Estado Civil de las personas	Oficina Regional Activada	25	17.255.268.985			17.255.268.985
030023000	Plataforma tecnológica del Registro Electoral	Plataforma Tecnológica	1	6.783.186.395			6.783.186.395
030024000	Sala de digitalización	Documento Digitalizado	1.825.000	1.139.343.814			1.139.343.814
030026000	Campaña de información masiva para la participación ciudadana	Elector	9.800.000	13.530.218.272			13.530.218.272
030027000	Promoción y divulgación de instrumentos electorales (Boletas no validas)	Boleta Impresa	4.200.000	6.481.481.793			6.481.481.793
030028000	Información Ciudadana	Ciudadano Atendido	5.600.000	1.753.766.431			1.753.766.431
030030000	Capacitación Ciudadana	Elector Sensibilizado	350.000	3.148.968.571			3.148.968.571
030033000	Creación del Sistema de Orientación e Información de la Participación Política (SIOPP)	Sistema de Atención	1	1.325.155.596			1.325.155.596
	TOTAL			503.096.100.000			503.096.100.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
030001000	Dirección y Coordinación de los Gastos de los Trabajadores	379.525.984.758			379.525.984.758
030002000	Gestión Administrativa	106.541.530.784			106.541.530.784
030003000	Previsión y Protección Social	121.390.684.458			121.390.684.458
	TOTAL	607.458.200.000			607.458.200.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	4.556	119.642.778.828
- Directivo	204	10.905.858.420
- Profesional y Técnico	3.010	99.251.705.724
- Personal Administrativo	574	4.867.970.172
- Obrero	768	4.617.244.512
Personal Contratado	4.557	92.048.151.180
- Directivo	6	305.325.000
- Profesional y Técnico	4.112	88.783.252.476
- Personal Administrativo	279	2.026.429.800
- Obrero	160	933.143.904
TOTAL	9.113	211.690.930.008

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	478.894.035.287			478.894.035.287
4.02	Materiales, Suministros y Mercancías	32.592.548.059			32.592.548.059
4.03	Servicios no Personales	264.704.460.219			264.704.460.219
4.04	Activos Reales	192.462.123.669			192.462.123.669
4.07	Transferencias y Donaciones	121.943.184.458			121.943.184.458
4.11	Disminución de Pasivos	19.957.948.308			19.957.948.308
	TOTAL	1.110.554.300.000			1.110.554.300.000

RELACION DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	552.500.000			552.500.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	552.500.000			552.500.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	552.500.000			552.500.000
4.07.01.01.74	Subsidios a Centros de Empleados	94.500.000			94.500.000
	- S1266 Subsidios a Centros de Empleados	94.500.000			94.500.000
4.07.01.01.75	Subsidios a Organismos Laborales y Gremiales	158.000.000			158.000.000
	- S1327 Subsidios a Organismos Laborales y Gremiales	158.000.000			158.000.000
4.07.01.01.77	Subsidios a Entidades Deportivas y Recreativas de Carácter Privado	300.000.000			300.000.000
	- S1299 Subsidios Diversos	300.000.000			300.000.000

PROYECTO:	Coordinación y supervisión de proyectos en campo a nivel Nacional
UNIDAD DE MEDIDA:	Plan
CANTIDAD	4
ASIGNACIÓN PRESUPUESTARIA:	5.193.430.229
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Construir y fortalecer el nuevo esquema institucional del Poder Electoral
OBJETIVOS ESPECIFICOS:	Realizar control de gestión, coordinación y supervisión de Proyectos en campo, minimizando los costos de arrendamiento y de reparación de vehículos v dotando a las Oficinas Regionales de mecanismos para el desarrollo de actividades propias de los Procesos Electorales y otros.
RESULTADO:	Proyectos coordinados y supervisados a nivel Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	596.091.509				596.091.509
4.02	Materiales, Suministros y Mercancías	231.263.400				231.263.400
4.03	Servicios no Personales	1.178.512.007				1.178.512.007
4.04	Activos Reales	3.187.563.313				3.187.563.313
	TOTAL	**5.193.430.229**				**5.193.430.229**

PROYECTO:	Renovación de la planta física del Poder Electoral
UNIDAD DE MEDIDA:	Inmueble
CANTIDAD	26
ASIGNACIÓN PRESUPUESTARIA:	168.821.700.000
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Proyectar y afianzar una imagen institucional sólida, como un ente especializado en la gestión electoral y al frente de los avances tecnológicos electorales
OBJETIVOS ESPECIFICOS:	Dotar al Poder Electoral de una estructura física moderna, segura y funcional acorde con las dimensiones de la organización y su personal
RESULTADO:	Planta física adecuada y en funcionamiento

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	10.073.700.000				10.073.700.000
4.04	Activos Reales	158.748.000.000				158.748.000.000
	TOTAL	168.821.700.000				168.821.700.000

PROYECTO:	Divulgación de mensajes en medios de comunicación
UNIDAD DE MEDIDA:	Elector Informado
CANTIDAD	14.000.000
ASIGNACIÓN PRESUPUESTARIA:	10.779.454.777
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Proyectar y afianzar una imagen institucional sólida, como un ente especializado en lo electoral y al frente de los avances tecnológicos electorales
OBJETIVOS ESPECIFICOS:	Difundirlos diversos mensajes publicitarios e informativos, tanto institucionales como relativos a Procesos Electorales específicos, así como también los vinculados al funcionamiento administrativo del Poder Electoral, con la idea de mantener a la ciudadanía correctamente informada
RESULTADO:	Población electoral informada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	10.779.454.777				10.779.454.777
	TOTAL	**10.779.454.777**				**10.779.454.777**

PROYECTO: Modernización de la plataforma tecnológica administrativa del Poder Electoral
UNIDAD DE MEDIDA: Usuario
CANTIDAD 2.136
ASIGNACIÓN PRESUPUESTARIA: 7.729.844.375
AREA ESTRATEGICA: Equilibrio Político
OBJETIVO ESTRATEGICO: Construir el nuevo esquema institucional de funcionamiento del Poder Electoral
OBJETIVOS ESPECIFICOS: Garantizar el funcionamiento de la plataforma tecnológica integrando los aspectos administrativos con los técnicos y simplificando los procesos para la efectiva gestión administrativa
RESULTADO: Eficacia y eficiencia en los procesos administrativos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	2.008.240.571				2.008.240.571
4.04	Activos Reales	5.721.603.804				5.721.603.804
	TOTAL	7.729.844.375				7.729.844.375

PROYECTO:	Servicio Autónomo de Información del Poder Electoral
UNIDAD DE MEDIDA:	Ciudadano Atendido
CANTIDAD	2.000.000
ASIGNACIÓN PRESUPUESTARIA:	6.624.688.577
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Fortalecimiento institucional del Poder Electoral y gestión del conocimiento de las ciencias electorales al servicio de la sociedad en general
OBJETIVOS ESPECIFICOS:	Promover la investigación electoral, para ofrecer información y formación sistematizada al público en general, a través de un Servicio Autónomo autogestionado que vincule al Poder Electoral con los ciudadanos
RESULTADO:	Información, formación e investigación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.607.824.422				1.607.824.422
4.02	Materiales, Suministros y Mercancías	183.096.031				183.096.031
4.03	Servicios no Personales	1.743.458.749				1.743.458.749
4.04	Activos Reales	3.090.309.375				3.090.309.375
	TOTAL	6.624.688.577				6.624.688.577

PROYECTO:	Implantación de la nueva estructura organizativa y funcional del Poder Electoral
UNIDAD DE MEDIDA:	Estructura Organizativa
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	1.806.407.324
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Construir y fortalecer el nuevo esquema institucional del Poder Electoral
OBJETIVOS ESPECIFICOS:	Crear la estructura organizativa funcional y de cargos del nuevo modelo institucional sobre la base de un modelo horizontal donde la nueva cultura organizacional se dirija a la profesionalización del funcionariado del Poder Electoral
RESULTADO:	Implantación de la estructura organizativa y funcional del Poder Electoral

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	796.203.411				796.203.411
4.02	Materiales, Suministros y Mercancías	134.470.674				134.470.674
4.03	Servicios no Personales	870.608.239				870.608.239
4.04	Activos Reales	5.125.000				5.125.000
	TOTAL	1.806.407.324				1.806.407.324

PROYECTO: Misión Identidad 2006
UNIDAD DE MEDIDA: Documento de Identidad
CANTIDAD 15.000.000
ASIGNACIÓN PRESUPUESTARIA: 7.943.500.464
AREA ESTRATEGICA: Equilibrio Político
OBJETIVO ESTRATEGICO: Promover el desarrollo planificado y armónico de las acciones tendentes a consolidar la administración eficaz y eficiente del Registro Civil y Electoral en Venezuela
OBJETIVOS ESPECIFICOS: Establecer sistemas de supervisión y control aplicable,al Registro Civil a nivel Nacional
RESULTADO: Lograr un Registro Civil totalmente confiable para la transparencia de los Procesos Electorales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	4.676.911.080				4.676.911.080
4.02	Materiales, Suministros y Mercancías	773.135.774				773.135.774
4.03	Servicios no Personales	2.330.906.201				2.330.906.201
4.04	Activos Reales	162.547.409				162.547.409
	TOTAL	7.943.500.464				7.943.500.464

PROYECTO: Jornadas de actualización del Registro Electoral
UNIDAD DE MEDIDA: Elector
CANTIDAD 1.000.000
ASIGNACIÓN PRESUPUESTARIA: 18.924.679.672
AREA ESTRATEGICA: Equilibrio Político
OBJETIVO ESTRATEGICO: Promover el desarrollo planificado y armónico de las acciones tendentes a consolidar la administración eficaz y eficiente del Registro Civil y Electoral en Venezuela
OBJETIVOS ESPECIFICOS: Garantizar un Registro Electoral planificado, único, integrado, confiable, transparente y eficiente
RESULTADO: Incrementar el número de electores actualizados en el Registro Electoral bajo los parámetros de calidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	14.464.655.628				14.464.655.628
4.02	Materiales, Suministros y Mercancías	2.744.165.690				2.744.165.690
4.03	Servicios no Personales	1.641.726.483				1.641.726.483
4.04	Activos Reales	74.131.871				74.131.871
	TOTAL	18.924.679.672				18.924.679.672

PROYECTO:	Elecciones 2006
UNIDAD DE MEDIDA:	Elecciones
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	115.741.990.249
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Consolidar al Poder Electoral como un organismo de vanguardia eficaz y eficiente en el desarrollo de los Procesos Electorales que se celebran en la República Bolivariana de Venezuela
OBJETIVOS ESPECIFICOS:	Planificar, organizar, ejecutar y controlar las elecciones de cargos públicos de representación popular garantizando la preservación de la voluntad del pueblo expresada a través del voto en el ejercicio de su soberanía
RESULTADO:	Elecciones de cargos públicos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	16.230.473.459				16.230.473.459
4.02	Materiales, Suministros y Mercancías	16.330.552.586				16.330.552.586
4.03	Servicios no Personales	82.299.842.069				82.299.842.069
4.04	Activos Reales	881.122.135				881.122.135
	TOTAL	**115.741.990.249**				**115.741.990.249**

PROYECTO:	Infraestructura tecnológica para la votación automatizada Elecciones 2006
UNIDAD DE MEDIDA:	Mesa
CANTIDAD	27.000
ASIGNACIÓN PRESUPUESTARIA:	108.113.014.476
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Consolidar al Poder Electoral como un organismo de vanguardia, eficaz y eficiente en el desarrollo de los Procesos Electorales que se celebran en la República Bolivariana de Venezuela
OBJETIVOS ESPECIFICOS:	Garantizar el voto automatizado de los electores
RESULTADO:	Infraestructura del voto completamente automatizada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	62.019.500.000				62.019.500.000
4.02	Materiales, Suministros y Mercancías	427.051.718				427.051.718
4.03	Servicios no Personales	44.588.636.671				44.588.636.671
4.04	Activos Reales	1.077.826.087				1.077.826.087
	TOTAL	108.113.014.476				108.113.014.476

PROYECTO: Sistema integral de administración del Registro del Estado Civil de las Personas
UNIDAD DE MEDIDA: Oficina Regional Activada
CANTIDAD 25
ASIGNACIÓN PRESUPUESTARIA: 17.255.268.985
AREA ESTRATEGICA: Equilibrio Político
OBJETIVO ESTRATEGICO: Promover el desarrollo planificado y armónico de las acciones tendentes a consolidar la administración eficaz y eficiente del Registro Civil y Electoral en Venezuela
OBJETIVOS ESPECIFICOS: Garantizar los mecanismos necesarios para integrar el Registro Civil de las Personas al Registro Electoral
RESULTADO: Un Registro del Estado Civil de las Personas y Electoral unificado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	4.888.570.408				4.888.570.408
4.02	Materiales, Suministros y Mercancías	1.502.019.697				1.502.019.697
4.03	Servicios no Personales	5.367.151.481				5.367.151.481
4.04	Activos Reales	5.497.527.399				5.497.527.399
	TOTAL	17.255.268.985				17.255.268.985

PROYECTO: Plataforma tecnológica del Registro Electoral
UNIDAD DE MEDIDA: Plataforma Tecnológica
CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 6.783.186.395
AREA ESTRATEGICA: Equilibrio Político
OBJETIVO ESTRATEGICO: Promover el desarrollo planificado y armónico de las acciones tendentes a consolidar la administración eficaz y eficiente del Registro Civil y Electoral en Venezuela

OBJETIVOS ESPECIFICOS: Garantizar la depuración continua y efectiva del Registro Electoral a través de un programa de automatización
RESULTADO: Plataforma tecnológica instalada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	127.086.664				127.086.664
4.02	Materiales, Suministros y Mercancías	120.040.470				120.040.470
4.03	Servicios no Personales	2.308.186.533				2.308.186.533
4.04	Activos Reales	4.227.872.728				4.227.872.728
	TOTAL	6.783.186.395				6.783.186.395

PROYECTO:	Sala de digitalización
UNIDAD DE MEDIDA:	Documento Digitalizado
CANTIDAD	1.825.000
ASIGNACIÓN PRESUPUESTARIA:	1.139.343.814
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Promover el desarrollo planificado y armónico de las acciones tendentes a consolidar la administración eficaz y eficiente del Registro Civil y Electoral en Venezuela
OBJETIVOS ESPECIFICOS:	Crear un archivo digitalizado que permita resguardar y consultar la información de manera rápida, segura y confiable
RESULTADO:	Archivo digitalizado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	451.186.381				451.186.381
4.02	Materiales, Suministros y Mercancías	12.117.579				12.117.579
4.03	Servicios no Personales	90.001.540				90.001.540
4.04	Activos Reales	586.038.314				586.038.314
	TOTAL	1.139.343.814				1.139.343.814

PROYECTO:	Campaña de información masiva para la participación ciudadana
UNIDAD DE MEDIDA:	Elector
CANTIDAD	9.800.000
ASIGNACIÓN PRESUPUESTARIA:	13.530.218.272
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Establecer, promover y fortalecer la democracia participativa y protagónica.
OBJETIVOS ESPECIFICOS:	Ejecutar un Plan Nacional de formación ciudadana que permita motivar al electorado a participar en los Procesos Electorales
RESULTADO:	Participación masiva del electorado en Procesos Electorales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	406.038.199				406.038.199
4.02	Materiales, Suministros y Mercancías	6.283.129				6.283.129
4.03	Servicios no Personales	13.107.884.444				13.107.884.444
4.04	Activos Reales	10.012.500				10.012.500
	TOTAL	13.530.218.272				13.530.218.272

PROYECTO:	Promoción y divulgación de instrumentos electorales (Boletas no Validas)
UNIDAD DE MEDIDA:	Boleta Impresa
CANTIDAD	4.200.000
ASIGNACIÓN PRESUPUESTARIA:	6.481.481.793
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Establecer, promover y fortalecer la democracia participativa y protagónica
OBJETIVOS ESPECIFICOS:	Impresión y distribución de Boletas no Validas
RESULTADO:	Imprimir y distribuir

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	50.000.000				50.000.000
4.02	Materiales, Suministros y Mercancías	167.560.505				167.560.505
4.03	Servicios no Personales	6.261.202.538				6.261.202.538
4.04	Activos Reales	2.718.750				2.718.750
	TOTAL	6.481.481.793				6.481.481.793

PROYECTO:	Información ciudadana
UNIDAD DE MEDIDA:	Ciudadano Atendido
CANTIDAD	5.600.000
ASIGNACIÓN PRESUPUESTARIA:	1.753.766.431
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Establecer, promover y fortalecer la democracia participativa y protagónica
OBJETIVOS ESPECIFICOS:	Brindar a los ciudadanos información confiable, oportuna y útil para promover su participación en los asuntos políticos
RESULTADO:	Ciudadanos informados sobre el marco jurídico en materia de participación política y financiamiento, planes de formación electoral ciudadana y el registro de organizaciones con fines políticos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	355.394.140				355.394.140
4.02	Materiales, Suministros y Mercancías	5.980.397				5.980.397
4.03	Servicios no Personales	530.385.254				530.385.254
4.04	Activos Reales	862.006.640				862.006.640
	TOTAL	1.753.766.431				1.753.766.431

PROYECTO:	Capacitación ciudadana
UNIDAD DE MEDIDA:	Elector Sensibilizado
CANTIDAD	350.000
ASIGNACIÓN PRESUPUESTARIA:	3.148.968.571
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Establecer, promover y fortalecer la democracia participativa y protagónica
OBJETIVOS ESPECIFICOS:	Diseñar e implementar programas de información, formación y divulgación sobre el Poder Electoral y los Procesos Electorales dirigidos a la comunidad
RESULTADO:	Comunidades sensibilizadas para el ejercicio de los deberes y derechos políticos contemplados en las normas jurídicas vigentes y familiarizados con la estructura electoral venezolana

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	325.724.123				325.724.123
4.02	Materiales, Suministros y Mercancías	12.140.512				12.140.512
4.03	Servicios no Personales	2.534.132.673				2.534.132.673
4.04	Activos Reales	276.971.263				276.971.263
	TOTAL	3.148.968.571				3.148.968.571

PROYECTO:	Creación del Sistema de Orientación e Información de la Participación Política (SIOPP)
UNIDAD DE MEDIDA:	Sistema de Atención
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	1.325.155.596
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Establecer, promover y fortalecer la democracia participativa y protagónica
OBJETIVOS ESPECIFICOS:	Crear un Sistema de Atención ciudadana que propicie la participación ciudadana en los Procesos Electorales, referendos y otras consultas
RESULTADO:	Sistema de Atención y Orientación para la Participación Política (SIOPP)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	145.136.367				145.136.367
4.02	Materiales, Suministros y Mercancías	346.453.659				346.453.659
4.03	Servicios no Personales	614.596.344				614.596.344
4.04	Activos Reales	218.969.226				218.969.226
	TOTAL	1.325.155.596				1.325.155.596

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	371.753.239.496				371.753.239.496
4.03	Servicios no Personales	7.772.745.262				7.772.745.262
	TOTAL	**379.525.984.758**				**379.525.984.758**

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	9.596.216.238				9.596.216.238
4.03	Servicios no Personales	68.603.088.383				68.603.088.383
4.04	Activos Reales	7.831.777.855				7.831.777.855
4.07	Transferencias y Donaciones	552.500.000				552.500.000
4.11	Disminución de Pasivos	19.957.948.308				19.957.948.308
	TOTAL	**106.541.530.784**				**106.541.530.784**

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	552.500.000				552.500.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	552.500.000				552.500.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	552.500.000				552.500.000
4.07.01.01.74	Subsidios a Centros de Empleados	94.500.000				94.500.000
4.07.01.01.74	- S1266 Subsidios a Centros de Empleados	94.500.000				94.500.000
4.07.01.01.75	Subsidios a Organismos Laborales y Gremiales	158.000.000				158.000.000
4.07.01.01.75	- S1327 Subsidios a Organismos Laborales y Gremiales	158.000.000				158.000.000
4.07.01.01.77	Subsidios a Entidades Deportivas y Recreativas de Carácter Privado	300.000.000				300.000.000
4.07.01.01.77	- S1299 Subsidios Diversos	300.000.000				300.000.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	121.390.684.458				121.390.684.458
	TOTAL	121.390.684.458				121.390.684.458

Ministerio de
Relaciones Exteriores

MINISTERIO DE RELACIONES EXTERIORES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio de Relaciones Exteriores, como ente rector de la Política Exterior del Estado venezolano, enmarcada en los objetivos de desarrollo del Equilibrio Internacional, contenidos en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007, cuya directriz estratégica nos obliga a impulsar la integración económica y política, una cooperación energética mundial y una relación internacional soberana y multipolar, así como también acatando los objetivos estratégicos de la Revolución Bolivariana "La Nueva Etapa - El Nuevo Mapa Estratégico", particularmente en lo atinente a seguir impulsando el nuevo sistema multipolar internacional, acelerar la creación de la nueva institucionalidad del aparato del Estado y consolidar la política comunicacional dirigida hacia el exterior, requiere de una Política Presupuestaria acorde a los nuevos tiempos.

Este Despacho, a través de nuestras misiones acreditadas en el exterior seguirá llevando adelante una gestión diplomática integral de avanzada, cuyo éxito requiere de un presupuesto fortalecido y adecuado al reto de los compromisos internacionales.

El Ministerio tiene entre sus objetivos, cumplir con los siguientes proyectos:

- Fortalecimiento de la actuación de Venezuela en el ámbito multilateral, producto de la alta proporción de las decisiones de los organismos internacionales, en respuesta a los intereses de los países más industrializados. Este proyecto evitará la supremacía de unos Estados sobre otros, logrando un equilibrio multipolar en los organismos internacionales.
- Redimensionamiento de la política exterior de Venezuela hacia Europa, propiciando el apoyo de los países predominantes del Continente a las propuestas innovadoras del Gobierno de Venezuela, en materia política, económica, cultural y social. Mediante la ejecución de este proyecto se participará en eventos internacionales que permitan fortalecer las relaciones con Europa, basándose en un nuevo concepto de solidaridad compartida, justicia social, respeto y defensa de la soberanía, autodeterminación de los pueblos y no-intervención.
- Ampliación y afianzamiento en la ejecución de la política exterior de Venezuela en Asia, Medio Oriente y Oceanía, originada por la ausencia de relaciones bilaterales con algunos países de la región y el bajo porcentaje de representaciones diplomáticas acreditadas en la misma. A través de este proyecto, se expandirá la política exterior de la República Bolivariana de Venezuela, lo que permitirá establecer, mantener y fortalecer las relaciones bilaterales en las áreas política, social, económica, comercial y cultural.
- Fortalecimiento y ampliación de la ejecución de la política exterior de Venezuela en los países de África, derivada de la escasa presencia de la República Bolivariana de Venezuela en los mecanismos y entes de participación política, económica, social y cultural en África, continente de gran potencial de desarrollo y base para la estrategia de un mundo multipolar.
- Contribuir al fortalecimiento en la ejecución de la política exterior de Venezuela en América del Norte. El proyecto persigue como objetivo el acercamiento de las relaciones bilaterales entre Venezuela y Canadá y promover hacia los EEUU, los principios de la política exterior de la República Bolivariana de Venezuela sobre la base de la soberanía, autodeterminación, respeto mutuo y no-inherencia en nuestros asuntos internos.
- Fortalecimiento de la integración económica, social, política y cultural en América Latina y el Caribe. La descoordinación de los procesos de integración regional de los países latinoamericanos y caribeños, exige alternativas que permitan fortalecer la capacidad de integración latinoamericana, mediante mecanismos políticos para afianzar la integración de América Latina y el Caribe en los ámbitos político, social, económico y cultural, como la Alternativa Bolivariana para América (ALBA).

- Promoción y contribución en la defensa de los intereses de la República, preservando la integridad territorial, la soberanía y funcionamiento autónomo del Estado. Mediante la ejecución de este proyecto la República Bolivariana de Venezuela, se enmarcará en la nueva estructura territorial, contribuyendo y promoviendo la defensa de los intereses de la República, preservando la integridad territorial, la soberanía y la función autónoma del Estado, en los espacios continentales, marítimos, insulares y aéreos, fomentando y concretando la legitima delimitación, demarcación y densificación de nuestras fronteras (terrestres y fluviales, marinas y submarinas) para la ordenación y planeación acorde de la zona fronteriza, en el marco del desarrollo sustentable e integración de los espacios fronterizos.
- Plan comunicacional de mensaje, presencia y percepción de Venezuela en el mundo. Responde a la existencia de matrices de opinión pública internacional adversas al gobierno, generadas desde los medios de comunicación nacionales, al observar que un alto porcentaje de las referencias, en medios de comunicación internacionales sobre la República Bolivariana de Venezuela y su gobierno, son negativas y distorsionadas. Con este proyecto, se logrará la proyección política, social, económica y cultural de la República Bolivariana de Venezuela, las acciones de gobierno y sus relaciones internacionales en el ámbito mundial, orientado por los objetivos de posicionar un mensaje positivo, reiterado, permanente y sostenible de Venezuela y de promover la presencia del país.
- Fortalecimiento y modernización en la prestación de los servicios consulares. Este proyecto permitirá seguir cumpliendo con la prestación de los servicios consulares, censar a los venezolanos en el exterior, simplificar los trámites y procedimientos, para continuar dando respuesta oportuna a los usuarios del mismo, tanto en cualquier parte del mundo como en Venezuela.
- Proyección de la cultura venezolana en el ámbito internacional. Pretende subsanar la limitada participación de la República Bolivariana de, Venezuela en los eventos internacionales donde el conocimiento de nuestros valores culturales y artísticos, podría apalancar la ejecución de la política exterior del Gobierno. Este proyecto consiste en la presencia de Venezuela en presentaciones artísticas, conferencias, talleres, exposiciones y envío de material cultural, a fin de promover los valores de nuestra cultura, fomentar el respeto a la diversidad cultural, la paz y el entendimiento entre los pueblos.
- Reestructuración y reorganización administrativa del Ministerio de Relaciones Exteriores. Responde a la necesidad de corregir los inadecuados sistemas de organización, planificación e información de la Cancillería venezolana, así como las insuficiencias de su infraestructura física y tecnológica, y la existencia de funcionarios diplomáticos y consulares no conscientizados con la política exterior emanada de la Presidencia de la República Bolivariana de Venezuela. Para la ejecución de este proyecto, el Ministerio de Relaciones Exteriores tiene programado para el año 2006, disponer de un sistema de planificación y control gerencial, basado en indicadores de resultados que permitan evaluar en términos cuantitativos, en la medida de lo posible, la gestión del Despacho para responder a las directrices de política exterior del Estado venezolano. Igualmente, se diseñará la estructura organizativa y funcional necesaria para el nuevo sistema de planificación estratégica, en el marco de la vigente Ley del Servicio Exterior; se comenzará la adecuación tecnológica para los sistemas de información gerencial y la formación de personal idóneo y comprometido con la nueva visión de nuestra política exterior, todo ello en una infraestructura física suficiente y adecuada.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
060007000	Plan comunicacional de mensaje, presencia y percepción de Venezuela en el mundo	Material	40.530	1.831.287.970			1.831.287.970
060009000	Promoción y contribución en la defensa de los intereses de la República preservando la integridad territorial, la soberanía y la función autónoma del Estado	Actividad/Documento Evento	588	5.860.142.010			5.860.142.010
060010000	Contribuir al fortalecimiento de la actuación de Venezuela en el ámbito multilateral	Defensa	60	17.841.830.880			17.841.830.880
060015000	Contribuir al fortalecimiento en la ejecución de la política exterior de Venezuela en América del Norte	Evento y visita	14	11.656.056.887			11.656.056.887
060016000	Contribuir a la ampliación y afianzamiento en la ejecución de la política exterior de Venezuela en Asia, Medio Oriente y Oceanía	Evento	30	35.520.533.517			35.520.533.517
060017000	Contribuir al fortalecimiento y ampliación de la ejecución de la política exterior de Venezuela en los países de África, con base en la agenda África	Plataforma operativa	17	15.175.538.282			15.175.538.282
060018000	Fortalecimiento y modernización de la prestación de los servicios consulares	Actuación	78	45.393.326.956			45.393.326.956
060019000	Contribuir al fortalecimiento de la integración económica, social, política y cultural en América Latina y el Caribe	Evento	41	46.889.153.086			46.889.153.086

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
060020000	Contribuir al redimensionamiento de la política exterior de Venezuela hacia Europa, propiciando el apoyo de los países predominantes del continente a las propuestas innovadoras del gobierno de Venezuela, en materia política, económica, cultural y social	Evento	35	54.928.179.374			54.928.179.374
060021000	Proyección de la cultura venezolana en el ámbito internacional	Evento	28	6.812.674.596			6.812.674.596
060023000	Reestructuración y reorganización administrativa del MRE	Sistema	1	66.524.076.442			66.524.076.442
060024000	Transferencia para financiar los proyectos del ente. Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual	Capacitación	485	3.545.100.000			3.545.100.000
	TOTAL			311.977.900.000			311.977.900.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
060001000	Dirección y Coordinación de los Gastos de los Trabajadores	70.039.162.340			70.039.162.340
060002000	Gestión Administrativa	18.761.369.089			18.761.369.089
060003000	Previsión y Protección Social	33.055.868.571			33.055.868.571
	TOTAL	121.856.400.000			121.856.400.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO.
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	2.282	50.440.647.627
- Directivo	121	7.444.115.301
- Profesional y Técnico	1.521	37.407.415.231
- Administrativo	338	3.985.643.519
- Obrero	302	1.603.473.576
Personal Contratado	2.177	41.679.093.319
- Profesional y Técnico	2.058	41.489.093.323
- Obrero	119	189.999.996
TOTAL	4.459	92.119.740.946

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	290.548.872.594			290.548.872.594
4.02	Materiales, suministros y mercancías	12.845.985.199			12.845.985.199
4.03	Servicios no personales	81.131.117.308			81.131.117.308
4.04	Activos reales	7.696.232.699			7.696.232.699
4.06	Gastos de defensa y seguridad del estado	500.000.000			500.000.000
4.07	Transferencias y donaciones	40.112.092.200			40.112.092.200
4.11	Disminución de pasivos	1.000.000.000			1.000.000.000
	TOTAL	433.834.300.000			433.834.300.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	5.454.000.000			5.454.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.454.000.000			5.454.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	5.454.000.000			5.454.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	5.454.000.000			5.454.000.000
	- A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual	5.454.000.000			5.454.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	9.065.000			9.065.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	9.065.000			9.065.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	9.065.000			9.065.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	9.065.000			9.065.000
	- S0257 Colegio de Internacionalistas de Venezuela	8.465.000			8.465.000
	- S0864 Organización Deportiva SUNEP	600.000			600.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	200.000.000			200.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	200.000.000			200.000.000
4.07.02.01.00	Transferencias corrientes al exterior	200.000.000			200.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	200.000.000			200.000.000
	- I0232 Secretaría General de la Comunidad Andina	200.000.000			200.000.000

PROYECTO:	Plan comunicacional de mensaje, presencia y percepción de Venezuela en el mundo
UNIDAD DE MEDIDA:	Material informativo
CANTIDAD	40.530
ASIGNACIÓN PRESUPUESTARIA:	1.831.287.970
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Impulsar la multipolaridad de la sociedad internacional- Fortalecimiento de organismos supranacionales y de las iniciativas multilaterales.
OBJETIVOS ESPECIFICOS:	Generar una percepción favorable de Venezuela, las acciones de gobierno y de sus relaciones internacionales en el ámbito mundial.
RESULTADO:	Servicios informativos transmitidos a nivel internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.395.399.570				1.395.399.570
4.02	Materiales, suministros y mercancias	13.560.000				13.560.000
4.03	Servicios no personales	402.328.400				402.328.400
4.04	Activos reales	20.000.000				20.000.000
	TOTAL	1.831.287.970				1.831.287.970

PROYECTO:	Promoción y contribución en la defensa de los intereses de la República preservando la integridad territorial, la soberanía y la función autónoma del Estado
UNIDAD DE MEDIDA:	Actividad/Documento/Evento
CANTIDAD	588
ASIGNACIÓN PRESUPUESTARIA:	5.860.142.010
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Impulsar la multipolaridad de la sociedad internacional- Fortalecimiento de los organismos supranacionales y de las iniciativas multilaterales.
OBJETIVOS ESPECIFICOS:	Buenas relaciones con los países vecinos.
RESULTADO:	Fortalecer la delimitación de las áreas fronterizas: terrestres, marítimas y fluviales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.142.268.278				4.142.268.278
4.02	Materiales, suministros y mercancías	508.540.306				508.540.306
4.03	Servicios no personales	864.491.841				864.491.841
4.04	Activos reales	344.841.585				344.841.585
	TOTAL	**5.860.142.010**				**5.860.142.010**

PROYECTO: Contribuir al fortalecimiento de la actuación de Venezuela en el ámbito multilateral

UNIDAD DE MEDIDA: Evento

CANTIDAD 60

ASIGNACIÓN PRESUPUESTARIA: 17.841.830.880

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Impulsar la multipolaridad de la sociedad internacional- Fortalecimiento de los organismos supranacionales y de las iniciativas multilaterales.

OBJETIVOS ESPECIFICOS: Lograr que los paises de menor desarrollo estén en equilibrio con los Estados más industrializados dentro de los organismos internacionales, a fin de lograr la multipolaridad.

RESULTADO: Acuerdos, resoluciones y convenios.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.496.359.977				12.496.359.977
4.02	Materiales, suministros y mercancías	587.465.478				587.465.478
4.03	Servicios no personales	4.446.496.476				4.446.496.476
4.04	Activos reales	108.713.949				108.713.949
4.07	Transferencias y donaciones	202.795.000				202.795.000
	TOTAL	17.841.830.880				17.841.830.880

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	200.000.000				200.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	200.000.000				200.000.000
4.07.02.01.00	Transferencias corrientes al exterior	200.000.000				200.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	200.000.000				200.000.000
4.07.02.01.04	- I0232 Secretaría General de la Comunidad Andina	200.000.000				200.000.000

PROYECTO: Contribuir al fortalecimiento en la ejecución de la política exterior de Venezuela en América del norte

UNIDAD DE MEDIDA: evento y visita

CANTIDAD 14

ASIGNACIÓN PRESUPUESTARIA: 11.656.056.887

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Consolidar y diversificar las relaciones internacionales- Diplomacia directa

OBJETIVOS ESPECIFICOS: Fortalecer la ejecución de la política exterior de Venezuela en América del Norte en los ámbitos: político, social, económico, comercial y cultural.

RESULTADO: Con la reformulación de la política exterior con los países de América del Norte se podrían alcanzar una relación basada en el respeto y la dignidad mutua.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	8.879.757.643				8.879.757.643
4.02	Materiales, suministros y mercancías	381.798.640				381.798.640
4.03	Servicios no personales	2.361.971.104				2.361.971.104
4.04	Activos reales	6.617.700				6.617.700
4.07	Transferencias y donaciones	25.911.800				25.911.800
	TOTAL	**11.656.056.887**				**11.656.056.887**

PROYECTO: Contribuir a la ampliación y afianzamiento en la ejecución de la política exterior de Venezuela en Asia, medio oriente y Oceanía

UNIDAD DE MEDIDA: Evento

CANTIDAD 30

ASIGNACIÓN PRESUPUESTARIA: 35.520.533.517

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Impulsar la multipolaridad de la sociedad-Fortalecimiento de organismos supranacionales y de las iniciativas multilaterales.

OBJETIVOS ESPECIFICOS: Establecer, reactivar, mantener y fortalecer las relaciones bilaterales.

RESULTADO: Establecimiento y fortalecimiento de las relaciones bilaterales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	21.382.081.307				21.382.081.307
4.02	Materiales, suministros y mercancías	1.434.993.677				1.434.993.677
4.03	Servicios no personales	11.135.848.100				11.135.848.100
4.04	Activos reales	1.494.472.732				1.494.472.732
4.07	Transferencias y donaciones	73.137.701				73.137.701
	TOTAL	**35.520.533.517**				**35.520.533.517**

PROYECTO:	Contribuir al fortalecimiento y ampliación de la ejecución de la politica exterior de Venezuela en los países de África, con base en la agenda África
UNIDAD DE MEDIDA:	Evento
CANTIDAD	17
ASIGNACIÓN PRESUPUESTARIA:	15.175.538.282
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Consolidar y diversificar las relaciones Internacionales-Diplomacia directa
OBJETIVOS ESPECIFICOS:	Consolidar, ampliar y diversificar la presencia y la influencia de Venezuela en África
RESULTADO:	Relaciones bilaterales con los paises del Continente africano en las áreas política, social, económica, comercial y cultural

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	8.913.132.642				8.913.132.642
4.02	Materiales, suministros y mercancías	764.875.081				764.875.081
4.03	Servicios no personales	4.853.637.172				4.853.637.172
4.04	Activos reales	591.939.129				591.939.129
4.07	Transferencias y donaciones	51.954.258				51.954.258
	TOTAL	**15.175.538.282**				**15.175.538.282**

PROYECTO: Fortalecimiento y modernización de la prestación de los servicios consulares

UNIDAD DE MEDIDA: Actuación

CANTIDAD 78

ASIGNACIÓN PRESUPUESTARIA: 45.393.326.956

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Impulsar la multipolaridad de la sociedad internacional- Fortalecimiento de organismos supranacionales y de las iniciativas multilaterales

OBJETIVOS ESPECIFICOS: Mejorar la eficiencia en la prestación del Servicio Consular

RESULTADO: Servicio Consular

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	35.329.423.543				35.329.423.543
4.02	Materiales, suministros y mercancías	1.435.125.200				1.435.125.200
4.03	Servicios no personales	7.910.337.213				7.910.337.213
4.04	Activos reales	423.836.650				423.836.650
4.07	Transferencias y donaciones	294.604.350				294.604.350
	TOTAL	45.393.326.956				45.393.326.956

PROYECTO: Contribuir al fortalecimiento de la integración económica, social, política y cultural en América Latina y el Caribe

UNIDAD DE MEDIDA: Evento

CANTIDAD 41

ASIGNACIÓN PRESUPUESTARIA: 46.889.153.086

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Promover la integración latinoamericana y caribeña- profundización de la integración económico-social e impulso del sistema político latinoamericano

OBJETIVOS ESPECIFICOS: Integración de los países de América Latina y el Caribe

RESULTADO: Eventos internacionales, facilitadores del proceso de integración

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	30.892.234.718				30.892.234.718
4.02	Materiales, suministros y mercancías	2.640.428.050				2.640.428.050
4.03	Servicios no personales	12.802.169.831				12.802.169.831
4.04	Activos reales	70.972.550				70.972.550
4.07	Transferencias y donaciones	483.347.937				483.347.937
	TOTAL	**46.889.153.086**				**46.889.153.086**

PROYECTO:	Contribuir al redimensionamiento de la política exterior de Venezuela hacia Europa, propiciando el apoyo de los países predominantes del continente a las propuestas innovadoras del gobierno de Venezuela, en materia política, económica, cultural y social
UNIDAD DE MEDIDA:	Evento
CANTIDAD	35
ASIGNACIÓN PRESUPUESTARIA:	54.928.179.374
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Impulsar la multipolaridad de la sociedad internacional- Fortalecimiento de organismos supranacionales y de las iniciativas multilaterales
OBJETIVOS ESPECIFICOS:	Fortalecer las relaciones con Europa basándose en un nuevo concepto de solidaridad compartida, justicia social, respeto y defensa de la soberanía y autodeterminación de los pueblos-no intervención
RESULTADO:	Eventos internacionales que permitan fortalecer las relaciones con Europa, basándose en un nuevo concepto de solidaridad compartida, justicia social, respeto y defensa de la soberanía, autodeterminación de los pueblos-no intervención

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	39.356.001.232				39.356.001.232
4.02	Materiales, suministros y mercancías	1.976.649.336				1.976.649.336
4.03	Servicios no personales	13.405.367.186				13.405.367.186
4.04	Activos reales	138.672.920				138.672.920
4.07	Transferencias y donaciones	51.488.700				51.488.700
	TOTAL	**54.928.179.374**				**54.928.179.374**

PROYECTO:	Proyección de la cultura venezolana en el ámbito internacional
UNIDAD DE MEDIDA:	Evento
CANTIDAD	28
ASIGNACIÓN PRESUPUESTARIA:	6.812.674.596
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Promover la integración latinoamericana y caribeña-profundización de la integración económico- social e impulso del sistema político latinoamericano
OBJETIVOS ESPECIFICOS:	Incrementar la presencia de las manifestaciones culturales
RESULTADO:	Conferencias y talleres, exposiciones, envío de material cultural, creación de espacios culturales, conciertos, muestras de cines

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	4.161.698.590				4.161.698.590
4.02	Materiales, suministros y mercancías	494.493.111				494.493.111
4.03	Servicios no personales	1.759.645.554				1.759.645.554
4.04	Activos reales	392.967.341				392.967.341
4.07	Transferencias y donaciones	3.870.000				3.870.000
	TOTAL	**6.812.674.596**				**6.812.674.596**

PROYECTO: Reestructuración y reorganización administrativa del MRE

UNIDAD DE MEDIDA: Sistema

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 66.524.076.442

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Impulsar la multipolaridad de la sociedad internacional-fortalecimiento de organismos supranacionales y de las iniciativas multilaterales

OBJETIVOS ESPECIFICOS: Adaptación de una nueva estructura organizativa y reforma de la Ley del Servicio Exterior

RESULTADO: Servicio de información general

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	54.026.626.309				54.026.626.309
4.02	Materiales, suministros y mercancías	156.100.000				156.100.000
4.03	Servicios no personales	9.621.439.633				9.621.439.633
4.04	Activos reales	2.719.910.500				2.719.910.500
	TOTAL	**66.524.076.442**				**66.524.076.442**

PROYECTO:	Transferencia para financiar los proyectos del Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual
UNIDAD DE MEDIDA:	Transferencia
CANTIDAD	Bolivar
ASIGNACIÓN PRESUPUESTARIA:	3.545.100.000
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Contar con funcionarios y funcionarias altamente capacitados para el logro de objetivos estratégicos
OBJETIVOS ESPECIFICOS:	Formar y capacitar a funcionarios que aspiren ingresar a la sexta categoría de la carrera diplomática
RESULTADO:	Profesionales formados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	3.545.100.000				3.545.100.000
	TOTAL	**3.545.100.000**				**3.545.100.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.545.100.000				3.545.100.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.545.100.000				3.545.100.000
4.07.01.03.00	Transferencias corrientes internas al sector público	3.545.100.000				3.545.100.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	3.545.100.000				3.545.100.000
	- A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual	3.545.100.000				3.545.100.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	69.573.888.785				69.573.888.785
4.03	Servicios no personales	465.273.555				465.273.555
	TOTAL	70.039.162.340				70.039.162.340

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.451.956.320				2.451.956.320
4.03	Servicios no personales	11.102.111.243				11.102.111.243
4.04	Activos reales	1.383.287.643				1.383.287.643
4.06	Gastos de defensa y seguridad del estado	500.000.000				500.000.000
4.07	Transferencias y donaciones	2.324.013.883				2.324.013.883
4.11	Disminución de pasivos	1.000.000.000				1.000.000.000
	TOTAL	18.761.368.089				18.761.369.089

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.908.900.000				1.908.900.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.908.900.000				1.908.900.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.908.900.000				1.908.900.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.908.900.000				1.908.900.000
	- A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual	1.908.900.000				1.908.900.000

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	9.065.000				9.065.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	9.065.000				9.065.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	9.065.000				9.065.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	9.065.000				9.065.000
4.07.01.01.75	- S0257 Colegio de Internacionalistas de Venezuela	8.465.000				8.465.000
	- S0864 Organización Deportiva SUNEP	600.000				600.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	33.055.868.571				33.055.868.571
	TOTAL	**33.055.868.571**				**33.055.868.571**

Ministerio de Finanzas

MINISTERIO DE FINANZAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La gestión de los recursos presupuestarios del Ministerio de Finanzas para el ejercicio fiscal 2006, se encuentra enmarcada en los diez grandes objetivos contenidos en el Nuevo Mapa Estratégico que viene adelantando el Gobierno Bolivariano y que tiene como finalidad, acelerar la construcción del nuevo modelo de desarrollo económico y social, caracterizado por la incorporación de aquellos que han estado históricamente excluidos del modelo de desarrollo, partiendo de su entorno y de sus propias potencialidades, generando beneficios comunitarios para las mayorías nacionales.

Asimismo, otro eje fundamental lo constituye el desarrollo de una gestión pública más democrática, coherente, transparente y eficaz, que permita exhibir los resultados concretos de la acción gubernamental, en el entendido que estos deben ser mensurables e irrefutables, y constituirse en sí mismos, en una respuesta institucional contundente, ante las amenazas que se ciernen en torno al nuevo modelo político de democracia participativa que transita el país.

En este contexto, la reciente decisión del Ejecutivo Nacional de adoptar una nueva metodología para formular el Presupuesto 2006 (Presupuesto por Proyecto), se concibe como el punto focal para la asignación y distribución de los recursos fiscales.

En este particular, los Proyectos mas destacados del Ministerio de Finanzas apuntan hacia:

- Fortalecer la gestión tributaria, el combate de los ilícitos aduaneros y la disminución de la evasión fiscal a través del fortalecimiento de los Planes: Contrabando Cero y Evasión Cero.

- Impulsar las transformaciones estructurales, operativas y funcionales de la Oficinas Nacionales: Tesoro, Contabilidad Pública, Crédito Público y de Presupuesto.

- Desarrollo y consolidación del Sistema de Información y Administración de Divisas a fin de evitar las distorsiones asociadas a la demanda de divisas.

- Avanzar en los proyectos del desarrollo nacional que se inscriben en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2001 - 2007.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Denominación	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
070007000	Formulación, ejecución, seguimiento y evaluación del presupuesto de los Órganos de la Administración Pública, a fin de mejorar la efectividad, eficiencia y transparencia de la gestión pública en función de los objetivos y estrategias de desarrollo nacional	Ley / Reglamento	1	38.982.594.892			38.982.594.892
070205000	Automatización del manejo y flujo de correspondencia work flow	Plataforma Tecnológica	1	100.000.000			100.000.000
070206000	Automatización de generación de información analítica de la deuda pública en línea, para la toma de decisiones del Ejecutivo Nacional	Plataforma Tecnológica	1	170.000.000			170.000.000
070207000	Digitalización de los archivos de la deuda pública	Plataforma / Equipo	3	215.000.000			215.000.000
070208000	Interfaces y adecuaciones al SIGECOF con los sistemas de la Oficina Nacional del Tesoro	Documento	6	2.500.000.000			2.500.000.000
070209000	Automatización del sistema contable de la deuda pública	Plataforma / Equipo	1	124.000.000			124.000.000
070210000	Manejo de devoluciones	Documento	16	1.400.000.000			1.400.000.000
070211000	Adecuación del sistema de gestión de la deuda pública	Sistema	1	1.500.000.000			1.500.000.000
070212000	Capacitación en materia de aduanas y comercio exterior para la etnia wayuu	Persona	120	30.000.000			30.000.000
070213000	Rediseño del sistema de custodia de valores	Documento	3	615.000.000			615.000.000
070214000	Reglamento Número 3 de la Oficina Nacional del Tesoro	Documento	15	1.000.000.000			1.000.000.000
070215000	Capacitación sobre impuesto predial	Persona	2.000	700.000.000			700.000.000
070216000	Control de recursos otorgados a organismos descentralizados	Documento	10	1.600.000.000			1.600.000.000
070217000	Automatización de la programación del flujo de caja	Documento	498	900.000.000			900.000.000
070218000	Órdenes y automatización de pagos, pago electrónico - Banca Comercial - Oficina Nacional del Tesoro	Orden de Pago	2.000.000	1.500.000.000			1.500.000.000

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Denominación	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
070219000	Automatización del registro, conciliación y custodia de planillas y recaudación de todos los ingresos fiscales	Documento	4	2.153.500.000			2.153.500.000
070221000	Desarrollo e implementación de la plataforma para la negociación de títulos valores y tasas de interés ARTEMISA	Plataforma / Equipo	1	2.800.000.000			2.800.000.000
070222000	Fortalecimiento del Sistema Nacional de Contabilidad Pública	Desarrollo / Implantación	2	9.278.048.000			9.278.048.000
070223000	Reestructuración y rediseño de procesos de la Oficina Nacional del Tesoro	Documento	10	2.500.000.000			2.500.000.000
070224000	Construcción de la plataforma tecnológica del Ministerio de Estado para la Integración y el Comercio Exterior	Plataforma Tecnológica	6	1.511.000.000			1.511.000.000
070225000	Formación e investigación en materia de bienes nacionales	Persona	12.000	739.856.663			739.856.663
070227000	Deuda patronal	Caja	100	70.479.416			70.479.416
070228000	Creación de nuevas cajas de ahorro en los entes públicos	Caja	50	64.479.654			64.479.654
070229000	Foro internacional	Evento	1	6.000.000			6.000.000
070230000	Formación y capacitación de profesionales	Alumno Atendido	4.796	3.715.003.884			3.715.003.884
070231000	Foros a los directivos de las cajas de ahorro	Viático	20	119.029.416			119.029.416
070232000	Sistema de información, seguimiento, evaluación y control del sistema financiero público	Sistema	1	535.388.000			535.388.000
070233000	Agilizar los procesos administrativos para mejorar la atención al público y otras entidades	Documento	7	1.769.704.939			1.769.704.939
070234000	Fortalecer y reorganizar al Ministerio de Finanzas en materia tecnológica y gestión de recursos fiscales	Sistema	6	1.287.845.273			1.287.845.273

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Denominación	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
070235000	Fortalecer la gestión administrativa financiera pública a través de la modernización e integración de los procesos y gestión en materia de recursos humanos	Sistema	1	100.900.068			100.900.068
070236000	Mejorar la operatividad y funcionalidad del sistema de control y emisión de cheques de prestaciones sociales	Documento	7	400.000.000			400.000.000
070237000	Fortalecer la gestión administrativa financiera pública a través de la modernización e integración de los procesos y gestión en materia de bienes nacionales	Sistema	1	79.692.532			79.692.532
070238000	Mejorar la operatividad y ampliar la funcionalidad del sistema de control de cajas de ahorro	Documento	7	570.738.870			570.738.870
070239000	Rediseñar, desconcentrar y descentralizar el Sistema Integrado de Gestión y Control de las Finanzas Públicas	Sistema	5	1.204.821.417			1.204.821.417
070240000	Mejorar la operatividad y ampliar la funcionalidad del portal Web siguiendo los lineamientos del decreto 3390	Documento	7	500.000.000			500.000.000
070241000	Adecuación del sistema financiero público al nuevo modelo productivo auspiciado por el Ejecutivo Nacional	Informe	5	1.821.000.000			1.821.000.000
070242000	Promoción de proyectos de investigación y desarrollo en fase empresarial y de oportunidades de negocios en Mérida	Informe	36	21.209.308			21.209.308
070243000	Formulación y evaluación técnico económica de tres proyectos de inversión en áreas de cultura, ciencia y tecnología	Estudio	3	116.557.100			116.557.100
070245000	Apoyo a la instalación de la oficina comercial del trade point El Vigía	Informe	6	52.672.178			52.672.178
070246000	Apoyo al establecimiento y consolidación del programa Núcleo de Desarrollo Endógeno TIC Mérida	Estudio	2	63.355.234			63.355.234

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Denominación	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
070255000	Implementar un Sistema de Información y Administración de Divisas (SIAD)	Sistema	10	5.314.258.690			5.314.258.690
070257000	Transferencias para financiar los proyectos del Servicio Nacional Integrado de Administración Aduanera y Tributaria	Bolívares	597.147.342.283	561.104.914.283	36.042.428.000		597.147.342.283
070258000	Transferencias para financiar los proyectos de la Superintendencia de Seguros	Bolívares	4.725.617.000	4.725.617.000			4.725.617.000
070260000	Transferencias para financiar los proyectos de la Comisión Nacional de Valores	Bolívares	2.708.592.470	2.708.592.470			2.708.592.470
070261000	Transferencias para financiar los proyectos del Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	Bolívares	150.783.814.669	150.783.814.669			150.783.814.669
070262000	Transferencias para financiar los proyectos de la Fundación Pueblo Soberano	Bolívares	19.807.707.333	19.807.707.333			19.807.707.333
070264000	Transferencias para financiar los proyectos del Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)	Bolívares	80.000.000	80.000.000			80.000.000
070265000	Reforma de la Gestión de las Finanzas Públicas	Sistema	1		11.384.632.700		11.384.632.700
	TOTAL			827.342.781.289	47.427.060.700		874.769.841.989

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
070001000	Dirección y Coordinación de los Gastos de los Trabajadores	214.986.774.995			214.986.774.995
070002000	*Gestión Administrativa*	429.432.812.886			429.432.812.886
070003000	Previsión y Protección Social	72.726.034.113			72.726.034.113
070004000	Asignaciones Predeterminadas	93.325.964.136			93.325.964.136
070005000	Dirección y Coordinación del servicio de la deuda pública nacional	2.502.768.915.036		11.921.555.454.725	14.424.324.369.761
070006000	Gasto Centralizado	395.494.470.141		263.355.980.000	658.850.450.141
	TOTAL	3.708.734.971.307		12.184.911.434.725	15.893.646.406.032

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**3.016**	**31.169.194.451**
- Directivo	200	2.966.851.653
- Profesional y Técnico	683	9.314.237.070
- Administrativo	387	2.687.340.752
- Obrero	1.746	16.200.764.976
Personal Fijo a Tiempo Parcial	**358**	**3.548.519.742**
- Profesional y Técnico	358	3.548.519.742
Personal Contratado	**1.217**	**21.706.243.473**
- Profesional y Técnico	1.217	21.706.243.473
TOTAL	**4.591**	**56.423.957.666**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	257.896.393.619	1.076.832.700		258.973.226.319
4.02	Materiales, Suministros y Mercancías	16.998.378.476	87.500.000		17.085.878.476
4.03	Servicios no Personales	49.881.409.861	2.544.800.000		52.426.209.861
4.04	Activos Reales	22.780.220.014	7.675.500.000		30.455.720.014
4.05	Activos Financieros	101.263.134.964			101.263.134.964
4.07	Transferencias y Donaciones	1.196.888.261.249	36.042.428.000		1.232.930.689.249
4.09	Asignaciones no Distribuidas	365.494.470.141		263.355.980.000	628.850.450.141
4.10	Servicio de la Deuda Pública	2.502.768.915.036		11.921.555.454.725	14.424.324.369.761
4.11	Disminución de Pasivos	22.106.569.236			22.106.569.236
	TOTAL	4.536.077.752.596	47.427.060.700	12.184.911.434.725	16.768.416.248.021

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	1.123.584.264.136	36.042.428.000		1.159.626.692.136
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.030.258.300.000	27.212.563.870		1.057.470.863.870
4.07.01.03.00	Transferencias corrientes internas al sector público	1.030.258.300.000	27.212.563.870		1.057.470.863.870
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.000.258.300.000	27.212.563.870		1.027.470.863.870
	- A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	150.783.814.669			150.783.814.669
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	814.099.999.998	27.212.563.870		841.312.563.868

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0131 Superintendencia de Seguros	4.725.617.000			4.725.617.000
	- A0185 Comisión Nacional de Valores (CNV)	9.143.161.000			9.143.161.000
	- A0216 Fundación "Pueblo Soberano"	19.807.707.333			19.807.707.333
	- A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)	468.000.000			468.000.000
	- A0906 Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)	1.230.000.000			1.230.000.000
4.07.01.03.10	Transferencias corrientes al Poder Estadal	30.000.000.000			30.000.000.000
	- E7400 Distrito Metropolitano de Caracas	30.000.000.000			30.000.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas		8.829.864.130		8.829.864.130
4.07.03.03.00	Transferencias de capital internas al sector público		8.829.864.130		8.829.864.130
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		8.829.864.130		8.829.864.130
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)		8.829.864.130		8.829.864.130
4.07.06.00.00	Subsidio de Régimen Especial	66.462.961.540			66.462.961.540
4.07.06.01.00	Subsidio de Régimen Especial	66.462.961.540			66.462.961.540
	- E7500 Distrito del Alto Apure	66.462.961.540			66.462.961.540
4.07.08.00.00	Asignaciones Económicas Especiales (LAEE)	26.863.002.596			26.863.002.596
4.07.08.01.00	Asignaciones Económicas Especiales (LAEE) Estadal	26.863.002.596			26.863.002.596
	- E7500 Distrito del Alto Apure	26.863.002.596			26.863.002.596

RELACION DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	89.000.000			89.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	89.000.000			89.000.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	89.000.000			89.000.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	89.000.000			89.000.000
	- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE)	89.000.000			89.000.000

PROYECTO:	Formulación, ejecución, seguimiento y evaluación del presupuesto de los Órganos de la Administración Pública, a fin de mejorar la efectividad, eficiencia y transparencia de la gestión pública en función de los objetivos y estrategias de desarrollo nacional
UNIDAD DE MEDIDA:	Ley / Reglamento
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	38.982.594.892
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Optimizar los procesos de formulación, ejecución, seguimiento y evaluación, a través de los mecanismos técnicos-legales
RESULTADO:	Ley de Presupuesto de la Nación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	35.038.654.892				35.038.654.892
4.02	Materiales, Suministros y Mercancías	443.940.000				443.940.000
4.03	Servicios no Personales	2.800.000.000				2.800.000.000
4.04	Activos Reales	700.000.000				700.000.000
	TOTAL	**38.982.594.892**				**38.982.594.892**

PROYECTO: Automatización del manejo y flujo de correspondencia work flow
UNIDAD DE MEDIDA: Plataforma Tecnológica
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 100.000.000
AREA ESTRATEGICA: Equilibrio Económico
OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS: Automatización del manejo y flujo de correspondencia work flow
RESULTADO: Herramienta WORK FLOW, que permita manejar y controlar de manera automática la información de la Oficina Nacional Crédito Público

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales	100.000.000				100.000.000
	TOTAL	100.000.000				100.000.000

PROYECTO:	Automatización de generación de información analítica de la deuda pública en línea, para la toma de decisiones del Ejecutivo Nacional
UNIDAD DE MEDIDA:	Plataforma Tecnológica
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	170.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Automatización de generación de información analítica de la deuda pública nacional
RESULTADO:	Herramienta tecnológica que permita la automatización de generación de información analítica de la deuda pública

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	20.000.000				20.000.000
4.04	Activos Reales	150.000.000				150.000.000
	TOTAL	170.000.000				170.000.000

PROYECTO: Digitalización de los archivos de la deuda pública
UNIDAD DE MEDIDA: Plataforma / Equipo
CANTIDAD: 3
ASIGNACIÓN PRESUPUESTARIA: 215.000.000
AREA ESTRATEGICA: Equilibrio Económico
OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS: Archivo digitalizado de la deuda pública
RESULTADO: Obtener archivo digitalizado de la deuda pública

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	22.000.000				22.000.000
4.04	Activos Reales	193.000.000				193.000.000
	TOTAL	215.000.000				215.000.000

PROYECTO:	Interfaces y adecuaciones al SIGECOF con los Sistemas de la Oficina Nacional del Tesoro
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	6
ASIGNACIÓN PRESUPUESTARIA:	2.500.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Desarrollar los habilitadores tecnológicos que permitan el intercambio de información entre los sistemas de la Oficina Nacional del Tesoro y el SIGECOF
RESULTADO:	La integración de las cuentas bancarias de los organismos del Sector Público Nacional, la administración y control de las órdenes de pago con financiamiento, a través de proyectos y la revisión de la ejecución presupuestaria, entre otros

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	950.000.000				950.000.000
4.02	Materiales, Suministros y Mercancías	650.000.000				650.000.000
4.03	Servicios no Personales	400.000.000				400.000.000
4.04	Activos Reales	500.000.000				500.000.000
	TOTAL	2.500.000.000				2.500.000.000

PROYECTO: Automatización del sistema contable de la deuda pública
UNIDAD DE MEDIDA: Plataforma / Equipo
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 124.000.000
AREA ESTRATEGICA: Equilibrio Económico
OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS: Sistema contable de la deuda pública nacional
RESULTADO: Herramienta tecnológica para el control eficiente y confiable de las cuentas de la deuda pública nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	11.000.000				11.000.000
4.04	Activos Reales	113.000.000				113.000.000
	TOTAL	124.000.000				124.000.000

PROYECTO: Manejo de Devoluciones

UNIDAD DE MEDIDA: Documento

CANTIDAD: 16

ASIGNACIÓN PRESUPUESTARIA: 1.400.000.000

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la construcción del nuevo modelo productivo rumbo a la creación del nuevo sistema económico.

OBJETIVOS ESPECIFICOS: Desarrollar una estructura eficiente para la administración y manejo de las devoluciones al Tesoro Nacional por concepto de cierres e inactivaciones de cuentas, entre otras

RESULTADO: La distinción de los ingresos percibidos por concepto de devoluciones, lo que redundará en un saneamiento de las Finanzas Públicas Nacionales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	532.000.000				532.000.000
4.02	Materiales, Suministros y Mercancías	498.000.000				498.000.000
4.03	Servicios no Personales	170.000.000				170.000.000
4.04	Activos Reales	200.000.000				200.000.000
	TOTAL	1.400.000.000				1.400.000.000

PROYECTO: Adecuación del sistema de gestión de la deuda pública
UNIDAD DE MEDIDA: Sistema
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 1.500.000.000
AREA ESTRATEGICA: Equilibrio Económico
OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS: Adecuación del sistema de gestión de la deuda pública
RESULTADO: Sistema de gestión de la deuda pública nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	545.000.000				545.000.000
4.04	Activos Reales	955.000.000				955.000.000
	TOTAL	1.500.000.000				1.500.000.000

PROYECTO:	Capacitación en materia de aduanas y comercio exterior para la etnia wayuu
UNIDAD DE MEDIDA:	Persona
CANTIDAD:	120
ASIGNACIÓN PRESUPUESTARIA:	30.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Mejorar la formación y aumentar los niveles educativos
OBJETIVOS ESPECIFICOS:	Formación y capacitación en materia de aduanas y comercio exterior a través de cursos y talleres
RESULTADO:	Cursos y talleres de capacitación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	13.000.000				13.000.000
4.02	Materiales, Suministros y Mercancías	5.000.000				5.000.000
4.03	Servicios no Personales	12.000.000				12.000.000
	TOTAL	30.000.000				30.000.000

PROYECTO:	Rediseño del sistema de custodia de valores
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	3
ASIGNACIÓN PRESUPUESTARIA:	615.000.000
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Rediseñar los procesos y desarrollar las herramientas tecnológicas para el control, administración y custodia de los valores
RESULTADO:	La definición de los procesos de administración, control y transferencia de los valores en custodia, así como el establecimiento de responsabilidades y procedimientos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	233.700.000				233.700.000
4.02	Materiales, Suministros y Mercancías	234.300.000				234.300.000
4.03	Servicios no Personales	97.000.000				97.000.000
4.04	Activos Reales	50.000.000				50.000.000
	TOTAL	615.000.000				615.000.000

PROYECTO:	Reglamento Número 3 de la Oficina Nacional del Tesoro
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	15
ASIGNACIÓN PRESUPUESTARIA:	1.000.000.000
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Desarrollar una revisión exhaustiva del Marco Legal de referencia en las relaciones de la Oficina Nacional del Tesoro con terceros
RESULTADO:	Acuerdos de funcionamiento que permitan mejorar la eficacia, eficiencia, transparencia y buen funcionamiento de la Administración Pública

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	380.000.000				380.000.000
4.02	Materiales, Suministros y Mercancías	460.000.000				460.000.000
4.03	Servicios no Personales	160.000.000				160.000.000
	TOTAL	1.000.000.000				1.000.000.000

PROYECTO:	Capacitación sobre impuesto predial
UNIDAD DE MEDIDA:	Persona
CANTIDAD:	2.000
ASIGNACIÓN PRESUPUESTARIA:	700.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Mejorar la formación y aumentar los niveles educativos
OBJETIVOS ESPECIFICOS:	Formación y capacitación de los funcionarios públicos a través de cursos y talleres
RESULTADO:	Cursos y talleres de capacitación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS.
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	440.000.000				440.000.000
4.02	Materiales, Suministros y Mercancías	42.000.000				42.000.000
4.03	Servicios no Personales	218.000.000				218.000.000
	TOTAL	700.000.000				700.000.000

PROYECTO:	Control de recursos otorgados a organismos descentralizados
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	10
ASIGNACIÓN PRESUPUESTARIA:	1.600.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo rumbo a la creación del nuevo modelo productivo
OBJETIVOS ESPECIFICOS:	Desarrollar los procesos y herramientas necesarias para el control y seguimiento de los recursos otorgados a los organismos descentralizados
RESULTADO:	Procesos y herramientas necesarias para el control y seguimiento de los recursos otorgados a los organismos descentralizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	608.000.000				608.000.000
4.02	Materiales, Suministros y Mercancías	662.000.000				662.000.000
4.03	Servicios no Personales	230.000.000				230.000.000
4.04	Activos Reales	100.000.000				100.000.000
	TOTAL	1.600.000.000				1.600.000.000

PROYECTO:	Automatización de la programación del flujo de caja
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	498
ASIGNACIÓN PRESUPUESTARIA:	900.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo económico rumbo a la creación del nuevo modelo económico.
OBJETIVOS ESPECIFICOS:	Desarrollar una herramienta que permita el procesamiento confiable y oportuno de la programación del flujo de caja del Tesoro
RESULTADO:	Un manejo eficaz y eficiente de los recursos financieros del Estado con posibilidad de realizar simulaciones en distintos escenarios

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	342.000.000				342.000.000
4.02	Materiales, Suministros y Mercancías	338.000.000				338.000.000
4.03	Servicios no Personales	150.000.000				150.000.000
4.04	Activos Reales	70.000.000				70.000.000
	TOTAL	900.000.000				900.000.000

PROYECTO:	Órdenes y automatización de pagos, pago electrónico - Banca Comercial - Oficina Nacional del Tesoro
UNIDAD DE MEDIDA:	Orden de pago
CANTIDAD:	2.000.000
ASIGNACIÓN PRESUPUESTARIA:	1.500.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Revisar, reclasificar y reestructurar las órdenes de pago, así como diseñar e implementar sistemas que faciliten la ejecución de pagos realizados, por ejemplo: en moneda extranjera y papeles
RESULTADO:	Una herramienta tecnológica que permita monitorear los pagos y la ejecución financiera

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	570.000.000				570.000.000
4.02	Materiales, Suministros y Mercancías	550.000.000				550.000.000
4.03	Servicios no Personales	180.000.000				180.000.000
4.04	Activos Reales	200.000.000				200.000.000
	TOTAL	**1.500.000.000**				**1.500.000.000**

PROYECTO: Automatización del registro, conciliación y custodia de planillas y recaudación de todos los ingresos fiscales

UNIDAD DE MEDIDA: Documento

CANTIDAD: 4

ASIGNACIÓN PRESUPUESTARIA: 2.153.500.000

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la construcción del nuevo modelo productivo rumbo a la creación del nuevo sistema económico

OBJETIVOS ESPECIFICOS: Desarrollar una aplicación para automatizar los procesos de recaudación, conciliación, proyección y tendencias de todos los ingresos fiscales para cada sector productivo

RESULTADO: Una herramienta que permita la automatización y facilite la obtención, en tiempo real, de los ingresos fiscales por sector

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	818.330.000				818.330.000
4.02	Materiales, Suministros y Mercancías	700.000.000				700.000.000
4.03	Servicios no Personales	385.170.000				385.170.000
4.04	Activos Reales	250.000.000				250.000.000
	TOTAL	2.153.500.000				2.153.500.000

PROYECTO:	Desarrollo e implementación de la plataforma para la negociación de títulos valores y tasas de interés ARTEMISA
UNIDAD DE MEDIDA:	Plataforma / Equipo
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	2.800.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Plataforma tecnológica para la negociación electrónica de títulos valores y tasas de interés del sistema financiero venezolano
RESULTADO:	Plataforma tecnológica desarrollada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	1.435.000.000				1.435.000.000
4.04	Activos Reales	1.365.000.000				1.365.000.000
	TOTAL	2.800.000.000				2.800.000.000

PROYECTO:	Fortalecimiento del Sistema Nacional de Contabilidad Pública
UNIDAD DE MEDIDA:	Desarrollo / Implantación
CANTIDAD:	2
ASIGNACIÓN PRESUPUESTARIA:	9.278.048.000
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Activar una nueva estrategia integral y eficaz contra la corrupción
OBJETIVOS ESPECIFICOS:	Institucionalizar la presentación pública de los presupuestos y finanzas de la Administración Pública, asi como la rendición de cuentas
RESULTADO:	Desarrollo de una plataforma tecnológica homogénea para el fortalecimiento de la gestión pública

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	394.698.000				394.698.000
4.03	Servicios no personales	4.145.000.000				4.145.000.000
4.04	Activos Reales	4.738.350.000				4.738.350.000
	TOTAL	9.278.048.000				9.278.048.000

PROYECTO:	Reestructuración y rediseño de procesos de la Oficina Nacional del Tesoro
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	10
ASIGNACIÓN PRESUPUESTARIA:	2.500.000.000
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Desarrollar un proceso de cambio estructural y cultural en la Oficina Nacional del Tesoro para alcanzar una gestión orientada a la prestación de un servicio público eficiente
RESULTADO:	Consolidar la nueva filosofía de trabajo para brindar un servicio de calidad al público

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	540.000.000				540.000.000
4.02	Materiales, Suministros y Mercancías	760.000.000				760.000.000
4.03	Servicios no personales	500.000.000				500.000.000
4.04	Activos Reales	700.000.000				700.000.000
	TOTAL	2.500.000.000				2.500.000.000

PROYECTO: Construcción de la plataforma tecnológica del Ministerio de Estado para la Integración y el Comercio Exterior
UNIDAD DE MEDIDA: Plataforma Tecnológica
CANTIDAD: 6
ASIGNACIÓN PRESUPUESTARIA: 1.511.000.000
AREA ESTRATEGICA: Equilibrio Económico
OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del estado
OBJETIVOS ESPECIFICOS: Crear una plataforma tecnológica con sus nodos regionales, que permitan la interconexión de las 24 entidades regionales
RESULTADO: Entidades regionales interconectadas al MICI

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	80.000.000				80.000.000
4.02	Materiales, Suministros y Mercancías	5.000.000				5.000.000
4.03	Servicios no personales	128.000.000				128.000.000
4.04	Activos Reales	1.298.000.000				1.298.000.000
	TOTAL	1.511.000.000				1.511.000.000

PROYECTO: Formación e investigación en materia de bienes nacionales
UNIDAD DE MEDIDA: Persona
CANTIDAD: 12.000
ASIGNACIÓN PRESUPUESTARIA: 739.856.663
AREA ESTRATEGICA: Equilibrio Social
OBJETIVO ESTRATEGICO: Mejorar la formación y aumentar los niveles educativos
OBJETIVOS ESPECIFICOS: Formación y capacitación a través de cursos y talleres
RESULTADO: Capacitación de los funcionarios públicos, a través de cursos y talleres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	479.856.663				479.856.663
4.02	Materiales, Suministros y Mercancías	42.000.000				42.000.000
4.03	Servicios no personales	218.000.000				218.000.000
	TOTAL	739.856.663				739.856.663

PROYECTO:	Deuda patronal
UNIDAD DE MEDIDA:	Caja
CANTIDAD:	100
ASIGNACIÓN PRESUPUESTARIA:	70.479.416
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Actualización y sinceración de la deuda institucional con las cajas de ahorro
RESULTADO:	Cancelación de la deuda institucional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	2.000.000				2.000.000
4.03	Servicios no personales	68.479.416				68.479.416
	TOTAL	70.479.416				70.479.416

PROYECTO:	Creación de nuevas cajas de ahorro en los entes públicos
UNIDAD DE MEDIDA:	Caja
CANTIDAD:	50
ASIGNACIÓN PRESUPUESTARIA:	64.479.654
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Incrementar el ahorro y la inversión
RESULTADO:	Incrementar el número de cajas de ahorro y ahorristas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	14.500.000				14.500.000
4.03	Servicios no Personales	49.979.654				49.979.654
	TOTAL	64.479.654				64.479.654

PROYECTO:	Foro Internacional
UNIDAD DE MEDIDA:	Evento
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	6.000.000
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Seguir impulsando el nuevo sistema multipolar internacional
OBJETIVOS ESPECIFICOS:	Aplicar nuevas estrategias hacia las cajas de ahorro
RESULTADO:	Desarrollo Institucional de las cajas de ahorro

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	6.000.000				6.000.000
	TOTAL	6.000.000				6.000.000

PROYECTO: Formación y capacitación de profesionales
UNIDAD DE MEDIDA: Alumno atendido
CANTIDAD: 4.796
ASIGNACIÓN PRESUPUESTARIA: 3.715.003.884
AREA ESTRATEGICA: Equilibrio Social
OBJETIVO ESTRATEGICO: Mejorar la formación y aumentar los niveles educativos
OBJETIVOS ESPECIFICOS: Capacitación y formación de profesionales, en el área de Finanzas Públicas
RESULTADO: Profesionales formados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	2.854.003.884				2.854.003.884
4.02	Materiales, Suministros y Mercancías	416.273.000				416.273.000
4.03	Servicios no Personales	353.977.000				353.977.000
4.04	Activos Reales	90.750.000				90.750.000
	TOTAL	3.715.003.884				3.715.003.884

PROYECTO: Foros a los Directivos de las cajas de ahorro
UNIDAD DE MEDIDA: Viático
CANTIDAD: 20
ASIGNACIÓN PRESUPUESTARIA: 119.029.416
AREA ESTRATEGICA: Equilibrio Económico
OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS: Incrementar el ahorro y la inversión
RESULTADO: Preparación a los asociados que aspiren a desempeñar o desempeñen cargos en los consejos de administración y vigilancia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	60.550.000				60.550.000
4.03	Servicios no Personales	58.479.416				58.479.416
	TOTAL	119.029.416				119.029.416

PROYECTO:	Sistema de Información, seguimiento, evaluación y control del sistema financiero público
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	535.388.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Alcanzar un crecimiento sostenido y diversificado de la economía
OBJETIVOS ESPECIFICOS:	Evaluación y control del sistema financiero público
RESULTADO:	Sistema de información

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	324.000.000				324.000.000
4.02	Materiales, Suministros y Mercancías	114.500.000				114.500.000
4.03	Servicios no Personales	96.888.000				96.888.000
	TOTAL	**535.388.000**				**535.388.000**

PROYECTO: Agilizar los procesos administrativos para mejorar la atención al público y otras entidades
UNIDAD DE MEDIDA: Documento
CANTIDAD: 7
ASIGNACIÓN PRESUPUESTARIA: 1.769.704.939
AREA ESTRATEGICA: Equilibrio Económico
OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del Estado
OBJETIVOS ESPECIFICOS: Aumentar la eficacia, eficiencia, transparencia y buen funcionamiento de la administración, eliminando el burocratismo
RESULTADO: Agilización de los trámites administrativos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	9.960.116				9.960.116
4.03	Servicios no Personales	1.675.769.822				1.675.769.822
4.04	Activos Reales	83.975.001				83.975.001
	TOTAL	1.769.704.939				1.769.704.939

PROYECTO:	Fortalecer y reorganizar al Ministerio de Finanzas en materia tecnológica y gestión de recursos fiscales
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	6
ASIGNACIÓN PRESUPUESTARIA:	1.287.845.273
AREA ESTRATEGICA:	Equilibrio Politico
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva Institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Reformas efectivas y un Ministerio de Finanzas fortalecido y reorganizado para apoyar una gestión más eficiente de los recursos fiscales en el sector publico, por medio de la dotación de tecnología de punta, equipos modernos de informática y de telecomunicaciones
RESULTADO:	Creación de centro de datos del Ministerio de Finanzas, centro espejo para el SIGECOF, desarrollo del Bus de integración para los diferentes sistemas que conforman el SIGECOF, instalación de telefonía sobre IP en el edificio sede del Ministerio de Finanzas y funcionarios capacitados en los diferentes sistemas que conforman el SIGECOF

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	424.025.516				424.025.516
4.02	Materiales, Suministros y Mercancías	14.062.257				14.062.257
4.03	Servicios no Personales	584.232.500				584.232.500
4.04	Activos Reales	265.525.000				265.525.000
	TOTAL	1.287.845.273				1.287.845.273

PROYECTO:	Fortalecer la gestión administrativa financiera publica a través de la modernización e integración de los procesos y gestión en materia de recursos humanos
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	100.900.068
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva Institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Apoyar la gestión de caja de la Oficina Nacional del Tesoro, con la finalidad de minimizar la figura de los fondos en avance para el pago de sueldos y salarios, además de solventar las deficiencias que en materia de gestión financiera y de gerencia de recursos humanos tienen los OOCP, mediante una solución informática que permita la estandarización y automatización de los procesos administrativos y financieros de la institución
RESULTADO:	Creación de manuales de procedimiento y herramienta informática

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	89.581.867				89.581.867
4.02	Materiales, Suministros y Mercancías	5.659.100				5.659.100
4.03	Servicios no Personales	5.659.101				5.659.101
	TOTAL	**100.900.068**				**100.900.068**

PROYECTO:	Mejorar la operatividad y funcionalidad del sistema de control y emisión de cheques de prestaciones sociales
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	7
ASIGNACIÓN PRESUPUESTARIA:	400.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del Estado
OBJETIVOS ESPECIFICOS:	Propulsar una administración pública eficaz, al servicio de la ciudadanía
RESULTADO:	Mejorar la comunicación con el ciudadano y otras entidades

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	9.960.118				9.960.118
4.03	Servicios no Personales	306.064.882				306.064.882
4.04	Activos Reales	83.975.000				83.975.000
	TOTAL	400.000.000				400.000.000

PROYECTO:	Fortalecer la gestión administrativa financiera publica a través de la modernización e integración de los procesos y gestión en materia de bienes nacionales
UNIDAD DE MEDIDA:	Sistema
CAN CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	79.692.532
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva Institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Diseñar, desarrollar e implantar un sistema integrado de bienes nacionales automatizado para los organismos del Poder Nacional
RESULTADO:	Presentación de una propuesta de Ley de Bienes, herramienta informática, manuales de procedimientos, metodologia de inventario y Oficina Nacional de Bienes

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	65.353.454				65.353.454
4.02	Materiales, Suministros y Mercancías	7.169.539				7.169.539
4.03	Servicios no Personales	7.169.539				7.169.539
	TOTAL	79.692.532				79.692.532

PROYECTO:	Mejorar la operatividad y ampliar la funcionalidad del sistema de control de cajas de ahorro
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	7
ASIGNACIÓN PRESUPUESTARIA:	570.738.870
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del estado
OBJETIVOS ESPECIFICOS:	Propulsar una administración pública eficaz, al servicio de la ciudadanía
RESULTADO:	Mejorar la comunicación con el ciudadano y otras entidades

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	9.960.118				9.960.118
4.03	Servicios no Personales	476.803.752				476.803.752
4.04	Activos Reales	83.975.000				83.975.000
	TOTAL	570.738.870				570.738.870

PROYECTO:	Rediseñar, desconcentrar y descentralizar el Sistema Integrado de Gestión y Control de las Finanzas Públicas
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	5
ASIGNACIÓN PRESUPUESTARIA:	1.204.821.417
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Estandarizar las herramientas y normativas de los módulos centrales de la administración financiera integrada (contabilidad, presupuesto, tesorería y crédito público), hacia las principales instituciones de la administración pública centralizada y entes descentralizados, y consolidar las mejoras iniciadas en los niveles normativo, institucional y operacional de los mismos
RESULTADO:	Consolidación de un Sistema Integrado de Gestión y Control de las Finanzas Públicas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	755.210.520				755.210.520
4.02	Materiales, Suministros y Mercancías	11.615.897				11.615.897
4.03	Servicios no Personales	276.745.000				276.745.000
4.04	Activos Reales	161.250.000				161.250.000
	TOTAL	1.204.821.417				1.204.821.417

PROYECTO: Mejorar la operatividad y ampliar la funcionalidad del portal Web siguiendo los lineamientos del Decreto 3390

UNIDAD DE MEDIDA: Documento

CANTIDAD: 7

ASIGNACIÓN PRESUPUESTARIA: 500.000.000

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del estado

OBJETIVOS ESPECIFICOS: Conseguir una administración pública eficaz, al servicio de la ciudadanía

RESULTADO: Mejorar la comunicación con el ciudadano y otras entidades

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	9.960.118				9.960.118
4.03	Servicios no Personales	191.803.752				191.803.752
4.04	Activos Reales	298.236.130				298.236.130
	TOTAL	**500.000.000**				**500.000.000**

PROYECTO:	Adecuación del sistema financiero público al nuevo modelo productivo auspiciado por el Ejecutivo Nacional
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	5
ASIGNACIÓN PRESUPUESTARIA:	1.821.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Optimizar los procesos medulares del sistema financiero público
RESULTADO:	Sistema financiero adecuado al nuevo modelo con propuestas definidas de controles y servicios financieros y no financieros con impacto en la calidad de vida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	526.000.000				526.000.000
4.03	Servicios no Personales	1.230.000.000				1.230.000.000
4.04	Activos Reales	65.000.000				65.000.000
	TOTAL	1.821.000.000				1.821.000.000

PROYECTO:	Promoción de proyectos de investigación y desarrollo en fase empresarial y de oportunidades de negocios en Mérida
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	36
ASIGNACIÓN PRESUPUESTARIA:	21.209.308
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Atraer nuevas empresas e incentivar la inversión privada nacional y extranjera en la ZOLCCYT
RESULTADO:	Concreción de ingreso de nuevas empresas en la ZOLCCYT y crear imagen de Mérida como área de inversión en CCT

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	6.155.808				6.155.808
4.02	Materiales, Suministros y Mercancías	11.090.000				11.090.000
4.03	Servicios no Personales	3.963.500				3.963.500
	TOTAL	21.209.308				21.209.308

PROYECTO:	Formulación y evaluación técnico económica de tres proyectos de inversión en áreas de cultura, ciencia y tecnología
UNIDAD DE MEDIDA:	Estudio
CANTIDAD:	3
ASIGNACIÓN PRESUPUESTARIA:	116.557.100
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Formulación y evaluación técnico económica de tres proyectos de inversión en áreas de cultura, ciencia y tecnología
OBJETIVOS ESPECIFICOS:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
RESULTADO:	Determinar la viabilidad técnico económica de tres 3 proyectos de investigación culturales, científicos y tecnológicos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	12.311.616				12.311.616
4.02	Materiales, Suministros y Mercancías	9.555.000				9.555.000
4.03	Servicios no Personales	34.690.484				34.690.484
4.04	Activos Reales	60.000.000				60.000.000
	TOTAL	116.557.100				116.557.100

PROYECTO:	Apoyo a la instalación de la oficina comercial del trade point El Vigía
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	6
ASIGNACIÓN PRESUPUESTARIA:	52.672.178
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Consolidar el centro internacional de negocios de Mérida
RESULTADO:	Consolidar operaciones internacionales de la ZOLCCYT, a través de la aduana aérea y trade point de El Vigía

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	4.699.999				4.699.999
4.03	Servicios no Personales	37.072.179				37.072.179
4.04	Activos Reales	10.900.000				10.900.000
	TOTAL	52.672.178				52.672.178

PROYECTO:	Apoyo al establecimiento y consolidación del programa Núcleo de Desarrollo Endógeno TIC Mérida
UNIDAD DE MEDIDA:	Estudio
CANTIDAD:	2
ASIGNACIÓN PRESUPUESTARIA:	63.355.234
AREA ESTRATEGICA:	equilibrio económico
OBJETIVO ESTRATEGICO:	Acelerar la contracción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Crear condiciones de producción y mercado de tecnologías de información y comunicación en Mérida
RESULTADO:	Estudios técnicos creados, relacionados con red de comercialización de software nacional y factibilidad de producción de partes telefonía móvil

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	2.569.998				2.569.998
4.03	Servicios no Personales	16.985.236				16.985.236
4.04	Activos Reales	43.800.000				43.800.000
	TOTAL	63.355.234				63.355.234

PROYECTO:	Implementar un sistema de información y administración de divisas (SIAD)
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	10
ASIGNACIÓN PRESUPUESTARIA:	5.314.258.690
AREA ESTRATEGICA:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVO ESTRATEGICO:	Crear un sistema de información y administración de divisas con carácter permanente y en correspondencia con la política cambiaria del Estado, con el fin de evitar distorsiones de la demanda de divisas
OBJETIVOS ESPECIFICOS:	Interconectar a diferentes órganos del Poder Público Nacional, con el fin de disponer de información oportuna sobre las operaciones con divisas
RESULTADO:	Automatizar, digitalizar y centralizar toda información referente a transacciones cambiarias

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	734.421.630				734.421.630
4.03	Servicios no Personales	2.300.374.060				2.300.374.060
4.04	Activos Reales	2.279.463.000				2.279.463.000
	TOTAL	5.314.258.690				5.314.258.690

PROYECTO:	Transferencias para financiar los proyectos del Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	597.147.342.283
ASIGNACIÓN PRESUPUESTARIA:	597.147.342.283
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Recaudar los tributos nacionales, a través de un sistema de administración tributaria moderno, eficiente, equitativo y confiable y bajo los principios de legalidad y respeto al contribuyente
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	561.104.914.283	36.042.428.000			597.147.342.283
	- 001 Financiamiento del Proyecto Rayos X Aduanas		19.917.428.000			19.917.428.000
	- 002 Modernización del SENIAT III		16.125.000.000			16.125.000.000
	Resto de Fuentes de Financiamiento	561.104.914.283				561.104.914.283
	TOTAL	**561.104.914.283**	**36.042.428.000**			**597.147.342.283**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	561.104.914.283	36.042.428.000			597.147.342.283
4.07.01.00.00	Transferencias y donaciones corrientes internas	561.104.914.283	27.212.563.870			588.317.478.153
4.07.01.03.00	Transferencias corrientes internas al sector público	561.104.914.283	27.212.563.870			588.317.478.153
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	561.104.914.283	27.212.563.870			588.317.478.153
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	561.104.914.283	27.212.563.870			588.317.478.153
4.07.03.00.00	Transferencias y donaciones de capital internas		8.829.864.130			8.829.864.130
4.07.03.03.00	Transferencias de capital internas al sector público		8.829.864.130			8.829.864.130
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		8.829.864.130			8.829.864.130
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)		8.829.864.130			8.829.864.130

PROYECTO:	Transferencias para Financiar los Proyectos de la Superintendencia de Seguros
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	4.725.617.000
ASIGNACIÓN PRESUPUESTARIA:	4.725.617.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Controlar y fiscalizar las empresas de seguros y reaseguros
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	*Transferencias y Donaciones*	*4.725.617.000*				4.725.617.000
	TOTAL	4.725.617.000				4.725.617.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	4.725.617.000				4.725.617.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.725.617.000				4.725.617.000
4.07.01.03.00	Transferencias corrientes internas al sector público	4.725.617.000				4.725.617.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.725.617.000				4.725.617.000
	- A0131 Superintendencia de Seguros	4.725.617.000				4.725.617.000

PROYECTO: Transferencias para financiar los proyectos de la Comisión Nacional de Valores
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 2.708.592.470
ASIGNACIÓN PRESUPUESTARIA: 2.708.592.470
AREA ESTRATEGICA: Equilibrio Económico
OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS: Constituir el mercado de capitales como mecanismo idóneo para el desarrollo sustentable de la economía nacional
RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	2.708.592.470				2.708.592.470
	TOTAL	2.708.592.470				2.708.592.470

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	2.708.592.470				2.708.592.470
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.708.592.470				2.708.592.470
4.07.01.03.00	Transferencias corrientes internas al sector público	2.708.592.470				2.708.592.470
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.708.592.470				2.708.592.470
	- A0185 Comisión Nacional de Valores (CNV)	2.708.592.470				2.708.592.470

PROYECTO: Transferencias para financiar los proyectos del Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central

UNIDAD DE MEDIDA: Bolívares

CANTIDAD: 150.783.814.669

ASIGNACIÓN PRESUPUESTARIA: 150.783.814.669

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado

OBJETIVOS ESPECIFICOS: Asegurar el pago al personal egresado de los organismos de la administración pública central, de los derechos exigibles en el año por concepto de prestaciones sociales contempladas en la Ley Orgánica del Trabajo, Ley de Carrera Administrativa, Ley del Estatuto de la Función Pública y Leyes Especiales de igual naturaleza que corresponda pagar conforme a los contratos colectivos

RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	150.783.814.669				150.783.814.669
	TOTAL	150.783.814.669				150.783.814.669

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	150.783.814.669				150.783.814.669
4.07.01.00.00	Transferencias y donaciones corrientes internas	150.783.814.669				150.783.814.669
4.07.01.03.00	Transferencias corrientes internas al sector público	150.783.814.669				150.783.814.669
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	150.783.814.669				150.783.814.669
	- A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central	150.783.814.669				150.783.814.669

PROYECTO: Transferencias para financiar los proyectos de la Fundación Pueblo Soberano

UNIDAD DE MEDIDA: Bolívares

CANTIDAD: 19.807.707.333

ASIGNACIÓN PRESUPUESTARIA: 19.807.707.333

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado

OBJETIVOS ESPECIFICOS: Apoyar y prestar asistencia a los sectores más necesitados del país, para contribuir con el logro de mayores niveles de desarrollo y bienestar, y en consecuencia, elevar la calidad de vida de la población

RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	19.807.707.333				19.807.707.333
	TOTAL	19.807.707.333				19.807.707.333

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	19.807.707.333				19.807.707.333
4.07.01.00.00	Transferencias y donaciones corrientes internas	19.807.707.333				19.807.707.333
4.07.01.03.00	Transferencias corrientes internas al sector público	19.807.707.333				19.807.707.333
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	19.807.707.333				19.807.707.333
	- A0216 Fundación "Pueblo Soberano"	19.807.707.333				19.807.707.333

PROYECTO:	Transferencias para financiar los proyectos del Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	80.000.000
ASIGNACIÓN PRESUPUESTARIA:	80.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Inspección, supervisión, vigilancia, regulación y control de los licenciatorios de la administración y operación de los hipódromos y del sistema nacional mutualista y apuestas hípicas
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	80.000.000				80.000.000
	TOTAL	80.000.000				80.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.01.00.00	Transferencias y donaciones corrientes internas	80.000.000				80.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	80.000.000				80.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	80.000.000				80.000.000
	- A0906 Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)	80.000.000				80.000.000

PROYECTO:	Reforma de la Gestión de las Finanzas Públicas
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	11.384.632.700
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar de la creación de la nueva institucionalidad del aparato del estado
OBJETIVOS ESPECIFICOS:	Estandarizar las herramientas y normativas de los módulos centrales de la administración financiera integrada
RESULTADO:	Creación de un sistema integrado de gestión y control de las finanzas públicas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal		1.076.832.700			1.076.832.700
	- 003 Reforma de Gestión de las Finanzas Públicas		1.076.832.700			1.076.832.700
4.02	Materiales, Suministros y Mercancías		87.500.000			87.500.000
	- 003 Reforma de Gestión de las Finanzas Públicas		87.500.000			87.500.000
4.03	Servicios no Personales		2.544.800.000			2.544.800.000
	- 003 Reforma de Gestión de las Finanzas Públicas		2.544.800.000			2.544.800.000
4.04	Activos Reales		7.675.500.000			7.675.500.000
	- 003 Reforma de Gestión de las Finanzas Públicas		7.675.500.000			7.675.500.000
	TOTAL		11.384.632.700			11.384.632.700

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	212.340.209.399				212.340.209.399
4.03	Servicios no Personales	2.646.565.596				2.646.565.596
	TOTAL	214.986.774.995				214.986.774.995

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	9.232.933.586				9.232.933.586
4.03	Servicios no Personales	27.633.536.972				27.633.536.972
4.04	Activos Reales	7.571.020.883				7.571.020.883
4.05	Activos Financieros	101.263.134.964				101.263.134.964
4.07	Transferencias y Donaciones	261.625.617.245				261.625.617.245
4.11	Disminución de Pasivos	22.106.569.236				22.106.569.236
	TOTAL	429.432.812.886				429.432.812.886

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	*Transferencias y Donaciones*	261.047.654.245				261.047.654.245
4.07.01.00.00	Transferencias y donaciones corrientes internas	261.047.654.245				261.047.654.245
4.07.01.03.00	Transferencias corrientes internas al sector público	261.047.654.245				261.047.654.245
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	261.047.654.245				261.047.654.245
	- A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)	252.995.085.715				252.995.085.715
	- A0185 Comisión Nacional de Valores (CNV)	6.434.568.530				6.434.568.530
	- A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)	468.000.000				468.000.000
	- A0906 Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)	1.150.000.000				1.150.000.000

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	*Fuente de Financiamiento*				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	89.000.000				89.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	89.000.000				89.000.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	89.000.000				89.000.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	89.000.000				89.000.000
	- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE)	89.000.000				89.000.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	72.726.034.113				72.726.034.113
	TOTAL	72.726.034.113				72.726.034.113

ACCIÓN CENTRALIZADA: Asignaciones Predeterminadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	93.325.964.136				93.325.964.136
	TOTAL	93.325.964.136				93.325.964.136

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	93.325.964.136				93.325.964.136
4.07.06.00.00	Subsidio de régimen especial	66.462.961.540				66.462.961.540
4.07.06.01.00	Subsidio de régimen especial	66.462.961.540				66.462.961.540
	- E7500-Distrito del Alto Apure	66.462.961.540				66.462.961.540
4.07.08.00.00	Asignaciones económicas especiales (LAEE)	26.863.002.596				26.863.002.596
4.07.08.01.00	Asignaciones económicas especiales (LAEE) estatal	26.863.002.596				26.863.002.596
	- E7500-Distrito del Alto Apure	26.863.002.596				26.863.002.596

ACCIÓN CENTRALIZADA: Dirección y Coordinación del Servicio de la Deuda Pública Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.10	Servicio de la Deuda Pública	2.502.768.915.036		11.921.555.454.725		14.424.324.369.761
	TOTAL	**2.502.768.915.036**		**11.921.555.454.725**		**14.424.324.369.761**

ACCIÓN CENTRALIZADA: Gastos Centralizados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	30.000.000.000				30.000.000.000
4.09	Asignaciones no Distribuidas	365.494.470.141			263.355.980.000	628.850.450.141
	TOTAL	395.494.470.141			263.355.980.000	658.850.450.141

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	30.000.000.000				30.000.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	30.000.000.000				30.000.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	30.000.000.000				30.000.000.000
4.07.01.03.10	Transferencias corrientes al Poder Estatal	30.000.000.000				30.000.000.000
	- E7400-Distrito Metropolitano de Caracas	30.000.000.000				30.000.000.000
	▪ Asignación para pensiones y jubilaciones de la Alcaldía Mayor	30.000.000.000				30.000.000.000

Ministerio de la Defensa

MINISTERIO DE LA DEFENSA

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio de la Defensa como ente fundamental de la Administración Pública Nacional, tiene contemplado en sus políticas presupuestarias los lineamientos generales contenidos en el Plan de Desarrollo Económico y Social de la Nación 2001-2007, en el Plan de Consolidación Estratégica de la F.A.N., así como las contenidas en su propia gestión ministerial.

En este sentido, el presupuesto se formuló atendiendo los lineamientos emanados de la Oficina Nacional de Presupuesto (ONAPRE), considerando la recurrencia del salario mínimo, de los trabajadores activos, jubilados y pensionados, así como el incremento de los sueldos del personal militar. Además, continuará destinando las asignaciones presupuestarias para proseguir y concluir los procesos de reestructuración administrativa decretada por el Gobierno Nacional y entre otras obligaciones prever los recursos para el pago de los servicios básicos.

Para el Ejercicio Fiscal 2006, la cancelación y demás beneficios socioeconómicos entre otros las Prestaciones Sociales del Personal Militar y Civil constituyen una de las principales áreas del gasto, con la finalidad de sanear la deuda laboral en atención a la política que mantiene el Ejecutivo Nacional en este aspecto. Este Ministerio se esfuerza en atender los compromisos, que en materia remunerativa han sido decretados, para los funcionarios Públicos en sus diferentes categorías: Personal Militar, Obreros, Docentes, Salud, Pensionados y Jubilados.

En cuanto al Personal Militar, se contemplan los recursos para las remuneraciones y pensiones, de acuerdo con las tarifas convenidas en la Directiva MD-DGSPP-DIRPLA-DIR2005-13-05/006 DE 27 JUN 2005 "Remuneraciones y Beneficios Socioeconómicos del Personal Militar de la Fuerza Armada Nacional", primas de frontera, y mejoras en los beneficios socio económicos que señala esta Directiva por cambios en la Unidad Tributaria.

En lo que respecta al Personal Civil, se prevén los recursos de acuerdo a las reivindicaciones salariales consagradas en las distintas convenciones colectivas, así como las escalas de sueldo de los empleados y el tabulador del personal obrero, como el salario mínimo, considerando honrar los compromisos del personal al servicio del Estado, entre los que destacan:

- El IV Convenio Colectivo Marco de los funcionarios de la Administración Publica Nacional FENTRASEP 2003-2004.
- Convención Colectiva Marco de los obreros de la Administración Publica Nacional FENTRASEP feb2004-feb2006.
- Ajuste del salario mínimo para los trabajadores de la Administración Publica Nacional según Decreto Nro.3.628 de fecha 27 abril de 2005, publicado en la Gaceta Oficial Nº 38.174 de fecha 27 de abril de 2005.
- Escala de sueldos del personal de empleados según el Decreto Nº 2.777 de fecha 23 diciembre de 2003 publicado en la Gaceta Oficial Nº 37.847 del 29 de diciembre de 2003.
- Tabulador del personal obrero según Decreto Nº 2.976 de fecha 18 junio de abril de 2004 publicado en la Gaceta Oficial Nº 37.963 de 18 de junio 2004.
- Se mantendrá una evaluación constante sobre las discusiones de las nuevas convenciones colectivas, a los fines de hacer las previsiones necesarias en las estimaciones de gastos de personal.

En el área de Bienestar y Seguridad Social, se ha procurado cubrir las prioridades, previéndose, además el mejoramiento de los servicios de asistencia y dotación de los hospitales militares nacionales con insumos médico quirúrgicos y medicinas.

En virtud de las restricciones presupuestarias y los altos costos, los gastos de operación, mantenimiento e inversión de los sistemas de armas y equipos, se orientan a mantener los niveles de apresto y disponibilidad en condiciones moderadas de operatividad, así como un mínimo mantenimiento de la infraestructura y el mejoramiento de la calidad del servicio de los hospitales militares.

En consecuencia dentro de las formas de acción que serán aplicadas por este Ministerio para el cumplimiento de las metas y objetivos se puede señalar lo siguiente:

- Continuar con la política de minimizar la adquisición de sistemas y equipos, reorientando el gasto hacia la recuperación y mantenimiento de los mismos.
- Aplicar medidas de austeridad, con el fin de racionalizar el consumo de servicios básicos.
- Maximizar la eficiencia administrativa de los entes descentralizados para lograr su autofinanciamiento y servir de medio que produzcan un aporte al Fondo de Pensiones.
- Mantener especial atención en el área fronteriza con el objeto de minimizar los problemas de la región.
- Optimizar el suministro de los medicamentos y material médico quirúrgico a los diferentes centros hospitalarios y dispensadores de salud, con el propósito de preservar y cubrir la mayor demanda posible, con la mejor calidad del servicio.

La Constitución de la República Bolivariana de Venezuela en su Artículo 299 establece que el Estado conjuntamente con la iniciativa privada, promoverá el desarrollo armónico de la economía nacional mediante una planificación estratégica democrática, participativa y de consulta abierta. En este sentido la Fuerza Armada Nacional como Institución organizada por el Estado para garantizar la independencia y soberanía de la Nación y asegurar la integridad del espacio geográfico mediante la defensa militar, la cooperación en el mantenimiento del orden interno y la participación activa en el Desarrollo Nacional, estableció los mecanismos gerenciales necesarios para manejar eficientemente los recursos que la Nación asigna a su disposición para el cumplimiento de la misión encomendada.

El Ministerio de la Defensa mantiene su accionar bajo el enfoque estratégico, ha permitido cumplir con el principio de funcionamiento planificado y control de la gestión, así como de los resultados, estableciendo un sentido de dirección a todas sus dependencias para ejecutar una labor de planificación estratégica dentro de un marco referencial que propicie la coherencia, integración y particularidad del sector.

En este orden de ideas y siguiendo las directrices emanadas del Ministerio de Planificación y Desarrollo y del Ministerio de Finanzas, se procedió a elaborar el Plan Operativo Anual y el Presupuesto del Ministerio de la Defensa, de acuerdo a la nueva metodología implementada por el Ejecutivo Nacional denominada "Presupuesto por Proyectos y Acciones Centralizadas".

Los Proyectos se formularon, tomando como referencia las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007 y los diez (10) Objetivos Estratégicos elaborados por el Alto Gobierno. Para la carga del contenido de la información, se diseñó el Sistema "Nueva Etapa" dirigido y coordinado por el Ministerio de Planificación y Desarrollo y el SIFPRE del Ministerio de Finanzas a través de la Oficina Nacional de Presupuesto.

Los Proyectos y Entes Adscritos establecerán ajustes en sus estructuras organizativas, alineándolas al rol que desempeñan. El cumplimiento de este procedimiento asegurará que se definan y consoliden las estructuras organizativas; ajustándolas tanto a las necesidades reales, como a la realización del gasto en cuanto a recursos financieros y materiales, de manera tal que las mismas contribuyan al eficaz y eficiente cumplimiento de la F.A.N.

Con la intención de hacer más efectiva la ejecución de los diferentes Proyectos a financiarse a través de las Leyes Especiales de Endeudamiento y al mismo tiempo sincerar el monto adeudado de contrataciones de ejercicios fiscales anteriores, correspondientes al Ministerio de la Defensa, se imparten las siguientes directrices, a tenor de lo establecido en la Ley Orgánica de Administración Financiera del Sector Público y su Reglamento Nro. 2, Leyes

Especiales de Endeudamiento Anual, Leyes Anuales de Presupuesto, Ley, Decreto con Fuerza de Ley Orgánica de Planificación, Decreto 2.850 "Normas para la inclusión de Programas y Proyectos en la Ley que autoriza al Ejecutivo Nacional para la Contratación y Ejecución de Operaciones de Crédito Público", Decreto Nro 175 "Normas para la adquisición de material de guerra y equipos para la FAN, a través de operaciones de Crédito Público", Decreto Nº. 1417 "Condiciones generales de contratación para la ejecución de obras", Reglamento para la adquisición de bienes, prestación de servicios y ejecución de obras con destino a la F.A.N

Finalmente, hay que enfatizar que la Fuerza Armada Nacional, es una institución flexible, eficiente y efectiva, que en los actuales momentos cuenta con un moderado nivel de apresto operacional para la acción conjunta, que cuenta con un excelente equipo humano para atender las exigencias actuales en cuanto a la seguridad y defensa se refiere y que es capaz de contribuir activamente con el desarrollo nacional y garantizar el orden interno, por lo cual se plantea objetivos encaminados a la preservación de la misma.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
080007000	Organizar, Mantener y Adiestrar las Unidades del Componente Aviación, a Fin de Asegurar la Soberanía del Espacio Aéreo, con el Propósito de Optimizar la Defensa Militar, la Cooperación en el Mantenimiento del Orden Interno y la Participación en el Desarrollo Nacional	Operación Militar	100	339.312.887.900			339.312.887.900
080008000	Garantizar Servicios de Cuidado Integral de la Salud al Personal Militar y Civil que así lo Requiera	Paciente Atendido	832.460	160.855.841.266			160.855.841.266
080009000	Garantizar Asistencia Espiritual al Personal Militar y Civil de la FAN	Beneficiario	832.634	584.302.068			584.302.068
080010000	Garantizar Servicios de Apoyo Socioeconómico, de Educación Preescolar, Culturales y Deportivos para el Personal Militar y Civil de la FAN	Beneficiario	832.460	13.344.600.760			13.344.600.760
080012000	Bienestar Y Seguridad Social	Centro de Salud Funcionando	15		18.459.802.283		18.459.802.283
080015000	Garantizar las Obligaciones Contractuales y Beneficios Socio Económicos al Personal del Componente Armada	Pago	27.158	325.469.914.205			325.469.914.205
080020000	Adquirir, Mantener, Dotar y Capacitar como Apoyo Logístico a la FAN	Porcentual	70	59.947.009.162			59.947.009.162
080024000	Administración del Sistema de Justicia Militar	Proceso	350	7.957.060.740			7.957.060.740
080025000	Garantizar los Procesos de Vigilancia, Control y Fiscalización de los Ingresos, Gastos y Bienes afectos al Sector Defensa	Control Realizado	8.000	10.626.995.449			10.626.995.449
080026000	Plan de Recuperación Estratégica de la Fuerza Armada Nacional (DIGENSER)	Plan	2		22.614.501.392		22.614.501.392
080027000	Guardia Presidencial.	Horas Hombres	1.563.395	20.584.309.576			20.584.309.576
080028000	Reestructuración de la Corte Marcial y Tribunales Militares como Circuito Judicial Penal Militar	Tribunal	29	4.677.905.476			4.677.905.476
080030000	Inversión Militar Ejército	Adquisición	3.000		206.486.105.783		206.486.105.783

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
080031000	Inversión Militar Armada	Proyecto	4		63.877.481.733		63.877.481.733
080033000	Garantizar las Actividades Gerenciales o de Comando con la Finalidad de Asegurar el Óptimo Funcionamiento de las Unidades y Dependencias de la FAN	Dependencia	52	104.995.027.069			104.995.027.069
080034000	Mantenimiento Mayor de Unidades Operativas de la Armada	Proyecto	2		8.376.934.382		8.376.934.382
080035000	Inversión Militar Aviación	Actualización	14		145.468.175.647		145.468.175.647
080036000	Transferencia para Financiar los Proyectos de CLUSOFA	Bolívares	2.015.000.000	2.015.000.000			2.015.000.000
080038000	Garantizar las Actividades Gerenciales para la Defensa Terrestre del Estado Venezolano	Porcentual	100	625.709.396.862			625.709.396.862
080039000	Inversión Militar Guardia Nacional	Abastecimiento	10.000		84.611.895.952		84.611.895.952
080040000	Otros Proyectos Estratégicos	Acción	4		50.105.102.828		50.105.102.828
080041000	Orden Interno Guardia Nacional	Horas Hombres	134.413.440	650.393.649.467			650.393.649.467
080042000	Transferencias para Financiar los Proyectos de la Fundación Proyecto País	Bolívares	3.396.800.000	3.396.800.000			3.396.800.000
080043000	Transferencias para Financiar los Proyectos del Instituto de Oficiales de la Fuerza Armada Nacional en Situación de Retiro	Bolívares	1.783.000.000	1.783.000.000			1.783.000.000
080044000	Transferencias para Financiar los Proyectos del Instituto Autónomo Círculo de la Fuerza Armada Nacional	Bolívares	10.514.900.000	10.514.900.000			10.514.900.000
080045000	Transferencias para Financiar los Proyectos de la Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa	Bolívares	24.000.000	24.000.000			24.000.000

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
080046000	Transferencias para Financiar los Proyectos del Fondo Autónomo de Inversiones y Previsión Socioeconómica para los Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)	Bolívares	1.001.200.000	1.001.200.000			1.001.200.000
080047000	Transferencias para Financiar los Proyectos del Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	Bolívares	875.099.600.000	875.099.600.000			875.099.600.000
080048000	Transferencias para Financiar los Proyectos de la Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (OCSA)	Bolívares	1.381.000.000	1.381.000.000			1.381.000.000
TOTAL				3.219.674.400.000	600.000.000.000		3.819.674.400.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Código	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
080001000	Dirección y Coordinación de los Gastos de los Trabajadores	487.204.412.190			487.204.412.190
080002000	Gestión Administrativa	104.608.953.854			104.608.953.854
080003000	Previsión y Protección Social	42.170.722.880			42.170.722.880
080006000	Agregadurías Militares	20.862.311.076			20.862.311.076
TOTAL		654.846.400.000			654.846.400.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO.
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**162.360**	**1.158.237.700.511**
- Directivo	2	23.529.192
- Profesional y Técnico	4.567	44.177.426.161
- Personal Administrativo	5.918	43.651.229.684
- Personal Docente	829	8.970.620.581
- Personal Médico	1.203	8.345.071.389
- Personal Militar	136.275	972.778.406.823
- Obrero	13.566	80.291.416.681
Personal Fijo a Tiempo Parcial	**1.581**	**9.288.848.193**
- Profesional y Técnico	111	447.078.047
- Personal Administrativo	102	256.419.927
- Personal Docente	1.200	7.843.676.960
- Personal Médico	168	741.673.259
Personal Contratado	**1.411**	**8.467.056.119**
- Personal Administrativo	1.207	7.477.056.119
- Obrero	204	990.000.000
TOTAL	**165.352**	**1.175.993.604.823**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	2.491.624.313.630			2.491.624.313.630
4.02	Materiales, Suministros y Mercancías	88.417.482.339	23.933.936.633		112.351.418.972
4.03	Servicios No Personales	133.287.973.964			133.287.973.964
4.04	Activos Reales	22.645.954.445	576.066.063.367		598.712.017.812
4.06	Gastos de Defensa y Seguridad del Estado	96.936.180.079			96.936.180.079
4.07	Transferencias y Donaciones	1.007.212.024.470			1.007.212.024.470
4.11	Disminución de Pasivos	34.396.871.073			34.396.871.073
	TOTAL	3.874.520.800.000	600.000.000.000		4.474.520.800.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	962.742.300.000			962.742.300.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	962.393.305.238			962.393.305.238
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	962.393.305.238			962.393.305.238
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	66.385.505.238			66.385.505.238
	- A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)	16.330.900.000			16.330.900.000
	- A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)	1.783.000.000			1.783.000.000
	- A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)	24.000.000			24.000.000
	- A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para los Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)	2.010.700.000			2.010.700.000
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	35.000.000.000			35.000.000.000
	- A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)	1.032.005.238			1.032.005.238
	- A0206 Asociación Civil Club de Sub Oficiales Profesionales de las Fuerzas Armadas (CLUSOFA)	2.015.000.000			2.015.000.000
	- A0404 Fundación Proyecto País	8.189.900.000			8.189.900.000
4.07.01.03.04	Transferencias Corrientes a Instituciones de Protección Social	20.908.200.000			20.908.200.000
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	20.908.200.000			20.908.200.000
4.07.01.03.05	Transferencias Corrientes a Instituciones de Protección Social para Atender Beneficios de la Seguridad Social	875.099.600.000			875.099.600.000
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	875.099.600.000			875.099.600.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	348.994.762			348.994.762
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	348.994.762			348.994.762
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	348.994.762			348.994.762
	- A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)	348.994.762			348.994.762

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	218.034.080			218.034.080
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	218.034.080			218.034.080
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	218.034.080			218.034.080
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	218.034.080			218.034.080
	- S0498 Federación de Suboficiales Retirados de las Fuerzas Armadas Nacionales	20.000.000			20.000.000
	- S0564 Fundación de Cardiología Infantil (FUNDACARDIN)	163.034.080			163.034.080
	- S0940 Sociedad Divulgativa de la Historia Militar	35.000.000			35.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	39.375.658			39.375.658
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	39.375.658			39.375.658
4.07.02.01.00	Transferencias Corrientes al Exterior	39.375.658			39.375.658
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	39.375.658			39.375.658
	- I0090 Organización Mundial de la Salud (O.M.S.).	6.615.378			6.615.378
	- I0225 Unión Deportiva Militar Sudamericana (UDMSA)	1.075.000			1.075.000
	- I0226 Consejo Internacional del Deporte Militar (CISM)	31.685.280			31.685.280

PROYECTO: Organizar, Mantener y Adiestrar las Unidades del Componente Aviación, a fin de Asegurar la Soberanía del Espacio Aéreo, con el propósito de optimizar la Defensa Militar, la Cooperación en el Mantenimiento del Orden Interno y la Participación en el Desarrollo Nacional

UNIDAD DE MEDIDA: Operación Militar

CANTIDAD 100

ASIGNACIÓN PRESUPUESTARIA: 339.312.887.900

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Profundizar y Acelerar la Conformación de la Nueva Estrategia Militar Nacional

OBJETIVOS ESPECIFICOS: Planificar, Desarrollar y Ejecutar las Operaciones Militares, a fin de Elevar el Apresto Operacional de las Unidades del Componente Aviación para Garantizar Nacional

RESULTADO: Garantizar el Nivel de Apresto Operacional del las 81 Unidades del Componente Aviación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	279.229.894.436				279.229.894.436
4.02	Materiales, Suministros y Mercancías	19.105.068.780				19.105.068.780
4.03	Servicios No Personales	29.946.404.456				29.946.404.456
4.04	Activos Reales	2.767.443.570				2.767.443.570
4.06	Gastos de Defensa y Seguridad del Estado	6.355.197.030				6.355.197.030
4.07	Transferencias y Donaciones	1.908.879.628				1.908.879.628
	TOTAL	339.312.887.900				339.312.887.900

PROYECTO: Garantizar Servicios de Cuidado Integral de la Salud al Personal Militar y Civil que así lo Requiera

UNIDAD DE MEDIDA: Paciente Atendido

CANTIDAD 832.460

ASIGNACIÓN PRESUPUESTARIA: 160.855.841.266

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar en la Conformación de la Nueva Estructura Social

OBJETIVOS ESPECIFICOS: Procurar el Bienestar Socio-Económico, Cultural, Deportivo y Medico-Asistencial del Personal Militar y Civil pertenecientes a la FAN, a través de la Eficiente Administración de los Recursos Financieros a fin de Contribuir con el Mejoramiento de su Nivel de Vida.

RESULTADO: Mejora de las Condiciones de Salud de la Población Objetivo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	160.692.798.186				160.692.798.186
4.02	Materiales, Suministros y Mercancías	9.000				9.000
4.07	Transferencias y Donaciones	163.034.080				163.034.080
	TOTAL	160.855.841.266				160.855.841.266

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	163.034.080				163.034.080
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	163.034.080				163.034.080
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	163.034.080				163.034.080
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	163.034.080				163.034.080
	- S0564 Fundación de Cardiología Infantil (FUNDACARDIN)	163.034.080				163.034.080

PROYECTO:	Garantizar Asistencia Espiritual al Personal Militar y Civil de la FAN
UNIDAD DE MEDIDA:	Beneficiario
CANTIDAD	832.634
ASIGNACIÓN PRESUPUESTARIA:	584.302.068
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la Conformación de la Nueva Estructura Social
OBJETIVOS ESPECIFICOS:	Procurar el Bienestar Socio-Económico, Cultural, Deportivo y Médico-Asistencial del Personal Militar y Civil perteneciente a la FAN, a través de la Eficiente Administración de los Recursos Financieros a fin de Contribuir con el Mejoramiento de su Nivel de Vida
RESULTADO:	Lograr Una Adecuada Sistematización En El Funcionamiento de la Curia Del Ordinariato Militar a Fin de Unificar una Pastoral de Conjunto a través de los Capellanes Militares a Nivel Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	584.302.068				584.302.068
	TOTAL	**584.302.068**				**584.302.068**

PROYECTO: Garantizar Servicios de Apoyo Socioeconómico, de Educación Preescolar, Culturales y Deportivos para el Personal Militar y Civil de la FAN

UNIDAD DE MEDIDA: Beneficiario

CANTIDAD 832.460

ASIGNACIÓN PRESUPUESTARIA: 13.344.600.760

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar en la Conformación de la Nueva Estructura Social.

OBJETIVOS ESPECIFICOS: Procurar el Bienestar Socioeconómico, Cultural, Deportivo y Médico-Asistencial del Personal Militar y Civil perteneciente a la FAN, a través de la Eficiente Administración de los Recursos a fin de Contribuir con el Mejoramiento de su Nivel de Vida.

RESULTADO: Población Institucional Motivada y Conforme con sus Condiciones Socioeconómicas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	13.344.600.760				13.344.600.760
	TOTAL	**13.344.600.760**				**13.344.600.760**

PROYECTO:	Bienestar y Seguridad Social
UNIDAD DE MEDIDA:	Centro de Salud Funcionando
CANTIDAD	15
ASIGNACIÓN PRESUPUESTARIA:	18.459.802.283
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la Conformación de la Nueva Estructura Social
OBJETIVOS ESPECIFICOS:	Adquirir y Repotenciar Equipos no Militares de la FAN a fin de Elevar el Nivel Operativo de sus Componentes.
RESULTADO:	Mantener la Operatividad de los Centros de Salud con Equipos de Alta Tecnologia en su Plena Capacidad Operativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales		18.459.802.283			18.459.802.283
	- Bienestar y Seguridad Social		18.459.802.283			18.459.802.283
	TOTAL		18.459.802.283			18.459.802.283

PROYECTO:	Garantizar las Obligaciones Contractuales y Beneficios Socio Económicos al Personal del Componente Armada
UNIDAD DE MEDIDA:	Pago
CANTIDAD	27.158
ASIGNACIÓN PRESUPUESTARIA:	325.469.914.205
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la Conformación de la Nueva Estructura Social
OBJETIVOS ESPECIFICOS:	Mejorar y Mantener las Remuneraciones del Personal Militar y Civil del Componente.
RESULTADO:	Pago de Nómina al Personal

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	320.902.363.556				320.902.363.556
4.06	Gastos de Defensa Y Seguridad del Estado	4.567.550.649				4.567.550.649
	TOTAL	325.469.914.205				325.469.914.205

PROYECTO: Adquirir, Mantener Dotar y Capacitar como Apoyo Logístico a la FAN

UNIDAD DE MEDIDA: Porcentual

CANTIDAD 70

ASIGNACIÓN PRESUPUESTARIA: 59.947.009.162

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Profundizar y Acelerar la Conformación de la Nueva Estrategia Militar Nacional

OBJETIVOS ESPECIFICOS: Equipar, Mantener y Capacitar como Apoyo Logístico Común a las Unidades y Dependencias de la FAN

RESULTADO: Satisfacer las Necesidades Comunes de la FAN

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	22.554.713.080				22.554.713.080
4.02	Materiales, Suministros y Mercancías	25.867.740.575				25.867.740.575
4.03	Servicios No Personales	11.524.555.507				11.524.555.507
	TOTAL	59.947.009.162				59.947.009.162

PROYECTO: Administración del Sistema de Justicia Militar

UNIDAD DE MEDIDA: Proceso

CANTIDAD 350

ASIGNACIÓN PRESUPUESTARIA: 7.957.060.740

AREA ESTRATEGICA: Equilibrio Político

OBJETIVO ESTRATEGICO: Estar en Condiciones de Apoyar y Garantizar la Estabilidad de las Instituciones Democráticas, en el Marco del Ordenamiento Jurídico Vigente de la Fuerza Armada Nacional.

OBJETIVOS ESPECIFICOS: Organizar, Supervisar, Inspeccionar y Velar por el Correcto Funcionamiento de (01) Dirección Superior, (01) Fiscalía General Militar, (40) Fiscalías, (46) Defensorías y (03) Centro de Procesados Militares, así como Ente Coordínador y de enlace entre el Ministerio de la Defensa y el Circuito Judicial Penal Militar y demás Entes del Sistema de Justicia.

RESULTADO: El Logro de una Mejor Administración de la Justicia Militar en lo Concerniente al Ámbito Castrense Basado en Principios Fundamentales de Legalidad, Igualdad y la Celeridad Procesal.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	6.653.920.691				6.653.920.691
4.02	Materiales, Suministros y Mercancías	417.228.048				417.228.048
4.03	Servicios No Personales	885.912.001				885.912.001
	TOTAL	**7.957.060.740**				**7.957.060.740**

PROYECTO:	Garantizar los Procesos de Vigilancia, Control y Fiscalización de los Ingresos, Gastos y Bienes afectos al Sector Defensa.
UNIDAD DE MEDIDA:	Control Realizado
CANTIDAD	8.000
ASIGNACIÓN PRESUPUESTARIA:	10.626.995.449
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Activar una Nueva Estrategia Integral y Eficaz Contra la Corrupción
OBJETIVOS ESPECIFICOS:	Incrementar la Capacidad de Acción, Alcance y Eficiencia de los Procesos de Control, Vigilancia y Fiscalización de los Gastos, Ingresos y Bienes del Sector Defensa
RESULTADO:	Control, Vigilancia y Fiscalización de los Recursos Financieros, Gastos, Ingresos y Bienes del Sector Defensa y sus Entes Adscritos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	9.000.797.973				9.000.797.973
4.02	Materiales, Suministros y Mercancías	426.400.000				426.400.000
4.03	Servicios No Personales	1.058.852.000				1.058.852.000
4.04	Activos Reales	140.945.476				140.945.476
	TOTAL	**10.626.995.449**				**10.626.995.449**

PROYECTO: Plan de Recuperación Estratégica de la Fuerza Armada Nacional (DIGENSER)

UNIDAD DE MEDIDA: Plan

CANTIDAD 2

ASIGNACIÓN PRESUPUESTARIA: 22.614.501.392

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Profundizar y Acelerar la Conformación de la Nueva Estrategia Militar Nacional

OBJETIVOS ESPECIFICOS: Incrementar su Nivel de Disponibilidad Operacional y los Niveles de Abastecimientos de la Fuerza. - Aumentar la Movilidad e Incrementar las Operaciones Fijas y Puestos de Operaciones de Control de Diversas Áreas y Bases Fronterizas.

RESULTADO: Optimizar la Recuperación de las Reservas Estratégicas de la Fuerza Armada Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales		22.614.501.392			22.614.501.392
	- Plan de Recuperación Estratégica de la Fuerza Armada Nacional		22.614.501.392			22.614.501.392
	TOTAL		22.614.501.392			22.614.501.392

PROYECTO: Guardia Presidencial.

UNIDAD DE MEDIDA: Horas Hombres

CANTIDAD 1.563.395

ASIGNACIÓN PRESUPUESTARIA: 20.584.309.576

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Profundizar y Acelerar la Conformación de la Nueva Estrategia Militar Nacional

OBJETIVOS ESPECIFICOS: Prestar Servicio de Seguridad, Protección y Custodia, al Presidente de la República, a Instalaciones Donde Ejerza Funciones, a sus Familiares, Preservar su Integridad Física, Contribuir al Eficaz Funcionamiento de los Servicios y Efectuar Operaciones Aéreas.

RESULTADO: Seguridad Presidencial y Custodia a Donde Ejerza sus Funciones, a Familiares y Altas Personalidades, Dignatarios y Jefes de Estado que Visiten el País. Efectuar Vuelos Presidenciales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	15.664.849.410				15.664.849.410
4.02	Materiales, Suministros y Mercancías	1.721.070.794				1.721.070.794
4.03	Servicios No Personales	2.900.923.168				2.900.923.168
4.06	Gastos de Defensa y Seguridad del Estado	297.466.204				297.466.204
	TOTAL	20.584.309.576				20.584.309.576

PROYECTO:	Reestructuración de la Corte Marcial y Tribunales Militares como Circuito Judicial Penal Militar
UNIDAD DE MEDIDA:	Tribunal
CANTIDAD	29
ASIGNACIÓN PRESUPUESTARIA:	4.677.905.476
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la Creación de la Nueva Estructura Institucional del Aparato del Estado
OBJETIVOS ESPECIFICOS:	Actualizar, Modernizar y Equipar los Tribunales Militares a Fin de Ajustarse a lo Establecido en el Código Orgánico Procesal Penal, Código Orgánico de Justicia Militar y Cumplir lo Establecido en la Constitución de la República Bolivariana de Venezuela, en Relación a las Garantías Procesales y el Respeto a los Derechos Humanos de los Imputados.
RESULTADO:	Impartir Justicia de Forma Imparcial, de Conformidad con el Debido Proceso, Derecho a la Defensa en Concordancia con las Garantías y Principios Constitucionales en Materia de Respeto a los Derechos Humanos y de Acuerdo al Procedimiento Establecido en el COPP y COIM.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	4.373.914.325				4.373.914.325
4.02	Materiales, Suministros y Mercancías	248.370.363				248.370.363
4.03	Servicios No Personales	55.620.788				55.620.788
	TOTAL	**4.677.905.476**				**4.677.905.476**

PROYECTO:	Inversión Militar Ejército
UNIDAD DE MEDIDA:	Adquisición
CANTIDAD	3.000
ASIGNACIÓN PRESUPUESTARIA:	206.486.105.783
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Profundizar y Acelerar la Conformación de la Nueva Estrategia Militar Nacional
OBJETIVOS ESPECIFICOS:	Mantener y Actualizar la Operatividad Logística y los Sistemas de Armas del Componente
RESULTADO:	Adquisición de Repuestos, Ejecución de Obras, Mantenimiento de Sistemas a las Diferentes Unidades del Componente Ejército

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías		15.614.358.875			15.614.358.875
	- Inversión Militar Ejército		15.614.358.875			15.614.358.875
4.04	Activos Reales		190.871.746.908			190.871.746.908
	- Inversión Militar Ejército		190.871.746.908			190.871.746.908
	TOTAL		**206.486.105.783**			**206.486.105.783**

PROYECTO:	Inversión Militar Armada
UNIDAD DE MEDIDA:	Proyecto
CANTIDAD	4
ASIGNACIÓN PRESUPUESTARIA:	63.877.481.733
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Fortalecer la Soberanía Nacional y Promover un Mundo Multipolar
OBJETIVOS ESPECIFICOS:	Adquisición de Equipos y Sistemas para Consolidar la Capacidad Operativa de la Armada
RESULTADO:	Sistemas de Buques y Equipos Militares

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales		63.877.481.733			63.877.481.733
	- Inversión Militar Armada		63.877.481.733			63.877.481.733
	TOTAL		**63.877.481.733**			**63.877.481.733**

PROYECTO: Garantizar las Actividades Gerenciales o de Comando con la Finalidad de Asegurar el Óptimo Funcionamiento de las Unidades y Dependencias de la FAN

UNIDAD DE MEDIDA: Dependencia

CANTIDAD 52

ASIGNACIÓN PRESUPUESTARIA: 104.995.027.069

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Desarrollar y Afianzar Actividades Gerenciales o de Comando con la Finalidad de Asegurar el Óptimo Funcionamiento de las Unidades y Dependencias de la FAN

OBJETIVOS ESPECIFICOS: Administrar con Eficiencia, Eficacia y Efectividad los Recursos Asignados al Proyecto

RESULTADO: Administrar con Eficiencia, Eficacia y Efectividad los Recursos Asignados al Proyecto

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	18.762.451.860				18.762.451.860
4.02	Materiales, Suministros y Mercancías	6.176.377.430				6.176.377.430
4.03	Servicios No Personales	33.239.475.500				33.239.475.500
4.04	Activos Reales	4.073.292.477				4.073.292.477
4.06	Gastos de Defensa y Seguridad del Estado	42.743.429.802				42.743.429.802
TOTAL		104.995.027.069				104.995.027.069

PROYECTO: Mantenimiento Mayor de Unidades Operativas de la Armada

UNIDAD DE MEDIDA: Proyecto

CANTIDAD 2

ASIGNACIÓN PRESUPUESTARIA: 8.376.934.382

ÁREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Fortalecer la Soberanía Nacional y Promover un Mundo Multipolar

OBJETIVOS ESPECIFICOS: Fortalecimiento de la Seguridad Integral de la Nación a través del Mantenimiento Mayor de las Unidades Operativas de la Armada

RESULTADO: Mantenimiento Mayor de Buques y Equipos Militares

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales		8.376.934.382			8.376.934.382
	- Mantenimiento Mayor de Unidades Operativas de la Armada		8.376.934.382			8.376.934.382
	TOTAL		8.376.934.382			8.376.934.382

PROYECTO: Inversión Militar Aviación

UNIDAD DE MEDIDA: Actualización

CANTIDAD 14

ASIGNACIÓN PRESUPUESTARIA: 145.468.175.647

ÁREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Profundizar y Acelerar la Conformación de la Nueva Estrategia Militar Nacional

OBJETIVOS ESPECIFICOS: Aumentar la Capacidad de Operatividad de los Sistemas de Armas del Componente Aviación

RESULTADO: Aumentar la Capacidad Operativa del Componente Aviación, por encima del 75%

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales		145.468.175.647			145.468.175.647
	- Inversión Militar Aviación		145.468.175.647			145.468.175.647
	TOTAL		145.468.175.647			145.468.175.647

PROYECTO: Transferencia para Financiar los Proyectos de CLUSOFA

UNIDAD DE MEDIDA: Bolívares

CANTIDAD 2.015.000.000

ASIGNACIÓN PRESUPUESTARIA: 2.015.000.000

ÁREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar en la Conformación de la Nueva Estructura Social

OBJETIVOS ESPECIFICOS: Transferencia para Financiar Parcialmente el Proyecto de Recreación Integral a ser Desarrollado por CLUBSOFA

RESULTADO: Garantizar la Recreación Integral de los Suboficiales y Familiares Inmediatos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	2.015.000.000				2.015.000.000
	TOTAL	2.015.000.000				2.015.000.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	2.015.000.000				2.015.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	2.015.000.000				2.015.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	2.015.000.000				2.015.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	2.015.000.000				2.015.000.000
	- A0206 Asociación Civil Club de Sub Oficiales Profesionales de las Fuerzas Armadas (CLUSOFA)	2.015.000.000				2.015.000.000

PROYECTO:	Garantizar las Actividades Gerenciales para la Defensa Terrestre del Estado Venezolano
UNIDAD DE MEDIDA:	Porcentual
CANTIDAD	100
ASIGNACIÓN PRESUPUESTARIA:	625.709.396.862
ÁREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Organizar, Mantener, Equipar y Adiestrar las Unidades de la Fuerza Armada Nacional para el Desarrollo, Despliegue y Empleo del Componente Militar, a fin de Garantizar la Defensa y Seguridad Nacional
OBJETIVOS ESPECIFICOS:	Realizar Operaciones Militares Terrestres, Ejercicios de Campaña, Puestos de Comando, Periodos de Campo y Entrenamiento continuo, a fin de Mantener la Capacidad de Combate, para Garantizar la Defensa Terrestre
RESULTADO:	Garantizar la Soberania Nacional del Estado Venezolano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	574.678.438.488				574.678.438.488
4.02	Materiales, Suministros y Mercancías	16.532.219.374				16.532.219.374
4.03	Servicios No Personales	20.877.554.370				20.877.554.370
4.04	Activos Reales	5.095.894.706				5.095.894.706
4.06	Gastos de Defensa y Seguridad del Estado	8.392.577.700				8.392.577.700
4.07	Transferencias y Donaciones	132.712.224				132.712.224
	TOTAL	**625.709.396.862**				**625.709.396.862**

PROYECTO: Inversión Militar Guardia Nacional

UNIDAD DE MEDIDA: Abastecimiento

CANTIDAD: 10.000

ASIGNACIÓN PRESUPUESTARIA: 84.611.895.952

ÁREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Fortalecer la Soberania Nacional y Promover un Mundo Multipolar

OBJETIVOS ESPECIFICOS: Profundizar y Acelerar la Conformación de la Nueva Estrategia Militar Nacional

RESULTADO: Garantizar el Orden Interno, Colaborar con la Defensa Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías		8.319.577.758			8.319.577.758
	-Inversión Militar Guardia Nacional		8.319.577.758			8.319.577.758
4.04	Activos Reales		76.292.318.194			76.292.318.194
	-Inversión Militar Guardia Nacional		76.292.318.194			76.292.318.194
	TOTAL		84.611.895.952			84.611.895.952

PROYECTO: Otros Proyectos Estratégicos

UNIDAD DE MEDIDA: Acción

CANTIDAD 4

ASIGNACIÓN PRESUPUESTARIA: 50.105.102.828

ÁREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Conducir, Coordinar y Ejecutar las Acciones de Inteligencia, necesarias a la Fuerza Armada Nacional, Coadyuvar a la Seguridad y Defensa de la Nación y Servir de Órgano Auxiliar de la Justicia Militar

OBJETIVOS ESPECIFICOS: Fortalecimiento, Desarrollo y Actualización de los Sistemas de Inteligencia de Comunicaciones

RESULTADO: Permitirá Vigilar las Fronteras de Forma Constante, lo cual Coadyudará con la Seguridad y Defensa de la Nación en la Lucha Contra el Narcotráfico, la Guerrilla, Extorsión, Subversión y el Secuestro

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales		50.105.102.828			50.105.102.828
	-Otros Proyectos Estratégicos		50.105.102.828			50.105.102.828
	TOTAL		50.105.102.828			50.105.102.828

PROYECTO: Orden Interno Guardia Nacional

UNIDAD DE MEDIDA: Horas Hombres

CANTIDAD 134.413.440

ASIGNACIÓN PRESUPUESTARIA: 650.393.649.467

ÁREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Profundizar y Acelerar la Conformación de la Nueva Estrategia Militar

OBJETIVOS ESPECIFICOS: Implementar el Nuevo Modelo de la Fuerza Armada Nacional

RESULTADO: Participación e Integración en los Planes de Desarrollo Nacional, Regional y Local a Efecto de Mantener el Orden Interno para Garantizar la Seguridad Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	577.976.856.607				577.976.856.607
4.02	Materiales, Suministros y Mercancías	17.922.997.975				17.922.997.975
4.03	Servicios No Personales	30.207.769.051				30.207.769.051
4.04	Activos Reales	10.568.378.216				10.568.378.216
4.06	Gastos de Defensa y Seguridad del Estado	13.717.647.618				13.717.647.618
	TOTAL	650.393.649.467				650.393.649.467

PROYECTO:	Transferencias para Financiar los Proyectos de la Fundación Proyecto País
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	3.396.800.000
ASIGNACIÓN PRESUPUESTARIA:	3.396.800.000
ÁREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la Conformación de la Nueva Estructura Social
OBJETIVOS ESPECIFICOS:	Financiar los Proyectos a ser Ejecutados por la Fundación Proyecto País
RESULTADO:	Contribuir a Mejorar la Calidad de Vida de los Venezolanos en el Área de Salud y Asistencia Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	3.396.800.000				3.396.800.000
	TOTAL	3.396.800.000				3.396.800.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	3.396.800.000				3.396.800.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	3.396.800.000				3.396.800.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	3.396.800.000				3.396.800.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	3.396.800.000				3.396.800.000
	- A0404 Fundación Proyecto País	3.396.800.000				3.396.800.000

PROYECTO:	Transferencias para Financiar los Proyectos del Instituto de Oficiales de la Fuerza Armada Nacional en Situación de Retiro
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	1.783.000.000
ASIGNACIÓN PRESUPUESTARIA:	1.783.000.000
ÁREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la Conformación de la Nueva Estructura Social
OBJETIVOS ESPECIFICOS:	Garantizar la Transferencia de Recursos al IORFAN para Asegurar el Cumplimiento del Resultado de su Proyecto
RESULTADO:	Coadyuvar al Logro del Bienestar Social Económico y Cultural de los Oficiales en Situación de Retiro y sus Familiares

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	1.783.000.000				1.783.000.000
	TOTAL	**1.783.000.000**				**1.783.000.000**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	1.783.000.000				1.783.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	1.783.000.000				1.783.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	1.783.000.000				1.783.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	1.783.000.000				1.783.000.000
	- A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)	1.783.000.000				1.783.000.000

PROYECTO:	Transferencias para Financiar los Proyectos del Instituto Autónomo Circulo de la Fuerza Armada Nacional
UNIDAD DE MEDIDA:	Bolívares
ASIGNACIÓN PRESUPUESTARIA:	10.514.900.000
ÁREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la Conformación de la Nueva Estructura Social
OBJETIVOS ESPECIFICOS:	Transferir los Recursos para Garantizar el Cumplimiento del Proyecto del IACFA
RESULTADO:	Coadyuvar en la Prestación del Servicio de Hotelería al Personal de Oficiales y sus Familiares y demás Usuarios por parte del IACFA

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	10.514.900.000				10.514.900.000
	TOTAL	10.514.900.000				10.514.900.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	10.514.900.000				10.514.900.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	10.514.900.000				10.514.900.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	10.514.900.000				10.514.900.000
	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	10.514.900.000				10.514.900.000
	- A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)	10.514.900.000				10.514.900.000

PROYECTO: Transferencias para Financiar los Proyectos de la Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa

UNIDAD DE MEDIDA: Bolívares

CANTIDAD 24.000.000

ASIGNACIÓN PRESUPUESTARIA: 24.000.000

ÁREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar en la Conformación de la Nueva Estructura Social

OBJETIVOS ESPECIFICOS: Transferir Recursos para Garantizar el Cumplimiento de los Proyectos a ser Acometidos por la Oficina Coordinadora de la Prestación de los Servicios Educativos

RESULTADO: Coadyuvar en la Prestación de los Servicios de Alimentación y Educación a ser Acometidos por la OCPSE

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	24.000.000				24.000.000
	TOTAL	24.000.000				24.000.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	24.000.000				24.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	24.000.000				24.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	24.000.000				24.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	24.000.000				24.000.000
	- A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)	24.000.000				24.000.000

PROYECTO:	Transferencias para Financiar los Proyectos del Fondo Autónomo de Inversiones y Previsión Socioeconómica para los Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	1.001.200.000
ASIGNACIÓN PRESUPUESTARIA:	1.001.200.000
ÁREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la Conformación de la Nueva Estructura Social
OBJETIVOS ESPECIFICOS:	Transferir Recursos para Garantizar el Cumplimiento del Proyecto a ser Acometido por el Fondo Autónomo de Inversiones y Previsión Socioeconómica para los Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)
RESULTADO:	Coadyuvar a la Consecución del Bienestar Social de los Empleados y Obreros de la Fuerza Armada Nacional, que debe Garantizar FONDOEFA

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	1.001.200.000				1.001.200.000
	TOTAL	**1.001.200.000**				**1.001.200.000**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	1.001.200.000				1.001.200.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	1.001.200.000				1.001.200.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	1.001.200.000				1.001.200.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	1.001.200.000				1.001.200.000
	- A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para los Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)	1.001.200.000				1.001.200.000

PROYECTO: Transferencias para Financiar los Proyectos del Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)

UNIDAD DE MEDIDA: Bolívares

CANTIDAD 875.099.600.000

ASIGNACIÓN PRESUPUESTARIA: 875.099.600.000

ÁREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar en la Conformación de la Nueva Estructura Social

OBJETIVOS ESPECIFICOS: Transferir Recursos para Financiar el Cumplimiento de los Proyectos a ser Acometidos por el Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)

RESULTADO: Coadyuvar con la Transferencia de Recursos al Efectivo Cumplimiento del Pago de las Pensiones, Sueldos, Salarios y demás Beneficios Socioeconómicos al Personal Militar Activo, Retirado, Civil Activo y Jubilado, así como Prestar un Eficiente Cuidado Integral de la Salud a los Familiares Inmediatos del Personal Militar

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	875.099.600.000				875.099.600.000
	TOTAL	875.099.600.000				875.099.600.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	875.099.600.000				875.099.600.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	875.099.600.000				875.099.600.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	875.099.600.000				875.099.600.000
4.07.01.03.05	Transferencias Corrientes a Instituciones de Protección Social para Atender Beneficios de la Seguridad Social	875.099.600.000				875.099.600.000
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	875.099.600.000				875.099.600.000

PROYECTO: Transferencias para Financiar los Proyectos de la Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (OCSA)

UNIDAD DE MEDIDA: Bolívares

CANTIDAD 1.381.000.000

ASIGNACIÓN PRESUPUESTARIA: 1.381.000.000

ÁREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la Construcción del Nuevo Modelo Productivo Rumbo a la Creación del Nuevo Sistema Económico

OBJETIVOS ESPECIFICOS: Apoyar en la Ejecución del Proyecto de Integración Agropecuaria de la OCSA

RESULTADO: Coadyuvar al Fortalecimiento de la Economía Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	1.381.000.000				1.381.000.000
	TOTAL	1.381.000.000				1.381.000.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	1.381.000.000				1.381.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	1.032.005.238				1.032.005.238
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	1.032.005.238				1.032.005.238
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	1.032.005.238				1.032.005.238
	- A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)	1.032.005.238				1.032.005.238
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	348.994.762				348.994.762
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	348.994.762				348.994.762
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados Sin Fines Empresariales	348.994.762				348.994.762
	- A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)	348.994.762				348.994.762

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	487.204.412.190				487.204.412.190
	TOTAL	487.204.412.190				487.204.412.190

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	2.590.907.123				2.590.907.123
4.07	Transferencias y Donaciones	67.621.175.658				67.621.175.658
4.11	Disminución de Pasivos	34.396.871.073				34.396.871.073
	TOTAL	104.608.953.854				104.608.953.854

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	67.526.800.000				67.526.800.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	67.526.800.000				67.526.800.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	67.526.800.000				67.526.800.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	46.618.600.000				46.618.600.000
	- A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)	5.816.000.000				5.816.000.000
	- A0126 Fondo Autónomo de Inversiones y Previsión Socio-económica para los Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)	1.009.500.000				1.009.500.000
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	35.000.000.000				35.000.000.000
	- A0404 Fundación Proyecto País	4.793.100.000				4.793.100.000
4.07.01.03.04	Transferencias Corrientes a Instituciones de Protección Social	20.908.200.000				20.908.200.000
	- A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)	20.908.200.000				20.908.200.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	55.000.000				55.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	55.000.000				55.000.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	55.000.000				55.000.000
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	55.000.000				55.000.000
	- S0498 Federación de Suboficiales Retirados de las Fuerzas Armadas Nacionales	20.000.000				20.000.000
	- S0940 Sociedad Divulgativa de la Historia Militar	35.000.000				35.000.000

RELACIÓN DE TRANSFERENCIAS A ORGANOS EXTERNOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	39.375.658				39.375.658
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	39.375.658				39.375.658
4.07.02.01.00	Transferencias Corrientes al Exterior	39.375.658				39.375.658
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	39.375.658				39.375.658
	- I0090 Organización Mundial de la Salud (O.M.S.).	6.615.378				6.615.378
	- I0225 Unión Deportiva Militar Sudamericana (UDMSA)	1.075.000				1.075.000
	- I0226 Consejo Internacional del Deporte Militar (CISM)	31.685.280				31.685.280

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	42.170.722.880				42.170.722.880
	TOTAL	42.170.722.880				42.170.722.880

ACCIÓN CENTRALIZADA: Agregadurías Militares

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.06	Gastos de Defensa y Seguridad del Estado	20.862.311.076				20.862.311.076
	TOTAL	20.862.311.076				20.862.311.076

Ministerio de Educación y Deportes

MINISTERIO DE EDUCACIÓN Y DEPORTES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio de Educación y Deportes constituye el órgano de la Administración Pública Nacional responsable de la regulación, formulación y seguimiento de las políticas, la planificación y realización de las actividades del Ejecutivo Nacional en materia de educación y deportes, que comprende la orientación, programación, desarrollo, promoción, coordinación, supervisión, control y evaluación del sistema educativo en todos sus niveles y modalidades; participación en las actividades de generación y desarrollo científico; estímulo al desarrollo de la actividad deportiva; establecimiento de planes de consolidación y mecanismos de coordinación con dicha actividad a nivel nacional, estadal y municipal; propiciamiento de la participación de las organizaciones deportivas; estímulo al desarrollo del deporte escolar; así como las demás competencias que le atribuyan las leyes.

Es por ello que uno de los grandes retos del Ministerio es su modernización para que los objetivos de la educación y el deporte no queden como simples promesas de cambio social, sino que cristalicen en realidades para una población que necesita prepararse para la Venezuela del mañana, de lo cual deviene la necesidad de hacer más adecuados y funcionales la estructura, proceso y recursos a las nuevas exigencias que plantean. La misión del Ministerio de Educación y Deportes se encuentra contenida dentro de un espectro socio-político que trasciende las fronteras de su propia actividad como ente regulador de la política local y se nutre de las experiencias y proyectos cuya efectividad ha quedado demostrada en los campos de su competencia por diversos organismos nacionales o internacionales. En este sentido, el presupuesto asignado al Ministerio de Educación y Deportes (MED) orientará sus acciones durante el año 2006 al logro de las metas establecidas en los planes institucionales y los convenios suscritos con otros entes.

Para garantizar el funcionamiento de la institución y de sus entes adscritos y el cumplimiento de sus compromisos relativos a gastos de los trabajadores docentes, administrativos y obreros, gestión administrativa, previsión y protección social de los jubilados y pensionados, aportes constitucionales y legales y para la ejecución de proyectos, fueron asignados al MED Once Billones Setecientos Noventa y Cuatro Millardos Ciento Ochenta y Tres Millones de Bolívares (Bs. 11.794.183.000.000,00)

Para el Ejercicio Fiscal 2006, el Ministerio de Educación y Deportes atendiendo a los lineamientos de los entes rectores en materia de planificación y presupuesto de la administración pública, adopta la nueva metodología, de Formulación del Presupuesto por Proyectos y Acciones Centralizadas, la cual permite optimizar la asignación y distribución de los recursos públicos a través de proyectos, estableciendo como criterios primordiales en la escogencia de los proyectos a ser ejecutados durante el 2006, los siguientes:

- Los mandatos que emanan de la Constitución de la República Bolivariana de Venezuela, en la cual se consagran derechos educativos y deportivos que son referencia ineludible para el diseño de políticas y para la planificación del sector.
- Los objetivos plasmados en las líneas del Plan de Desarrollo Económico y Social de la Nación 2001 – 2007, en especial, los objetivos incluidos dentro del equilibrio social referidos al ámbito educativo y deportivo.
- Los diez objetivos estratégicos definidos por el Presidente de la República en el marco de la Nueva Etapa de la Revolución Bolivariana.
- La política educativa implementada por el gobierno nacional, la cual tiene expresión concreta en la institucionalización y fortalecimiento de las misiones sociales, como vía expedita para resolver importantes problemas y demandas de la sociedad.
- La situación actual del sistema educativo que se manifiesta en indicadores y problemas persistentes que plantean desafíos hacia el futuro para avanzar en la construcción del modelo de educación plasmado en la Constitución.

A tales efectos, el Ministerio de Educación y Deportes, a través de los Despachos de los Viceministros de Asuntos Educativos y Deporte, Direcciones Generales y sus Organismos Adscritos, y enmarcado en el objetivo de "Alcanzar la Justicia Social" del Plan de Desarrollo Económico y Social de la Nación y en los objetivos estratégicos de la Nueva Etapa de "Avanzar en la conformación de la nueva estructura social" y de "Articular y optimizar la nueva estrategia comunicacional", ha contemplado los proyectos presupuestarios, en concordancia con las siguientes directrices estratégicas institucionales, siendo éstas las siguientes:

EN EL SECTOR EDUCACIÓN

DIRECTRIZ ESTRATÉGICA:

GARANTIZAR EL ACCESO Y PERMANENCIA A LA EDUCACIÓN INTEGRAL, GRATUITA Y DE CALIDAD PARA TODOS.

OBJETIVO ESTRATÉGICO INSTITUCIONAL

1. Incrementar la cobertura y la calidad de la Educación.

   PROYECTOS:

   - Educación Inicial
   - Proyecto Nacional de Escuelas Bolivarianas
   - Liceo Bolivariano Adolescencia y Juventud para el Desarrollo Endógeno y Soberano
   - Escuelas Técnicas Robinsonianas
   - Fortalecimiento de la Atención Integral a Niños, Niñas, Jóvenes y Adultos con Necesidades Especiales
   - Sistema Inclusivo Bolivariano de Educación de Adultos
   - Fortalecimiento de la Educación Indígena e Intercultural Bilingüe
   - Fortalecimiento y Modernización de la Educación Técnica y Media Diversificada
   - Promoción y Divulgación de los Programas y Proyectos del Sector Educación en los Países del Hemisferio
   - Desarrollo y Profundización de la Educación Bolivariana, en el Marco del Convenio Cooperación Internacional
   - Fortalecimiento y Modernización de la Educación Técnica
   - Modernización de la Dotación de las Escuelas Técnicas
   - Modernización de la Educación Técnica

2. Mejorar la calidad del proceso educativo en Ciencia y Tecnología, en forma continua y sistemática a través de diversos métodos y medios innovadores que le permitan al docente transformar cualitativamente el proceso de enseñanza – aprendizaje, contribuyendo al desarrollo cultural de la sociedad.

3. Atender integralmente a niños, niñas y jóvenes no escolarizados.

4. Procurar la atención a los jóvenes por vía de la participación y promoción de la equidad.

5. Fomentar el desarrollo, investigación y difusión de las ciencias naturales y sociales.

6. Desarrollar la planta física y la dotación educativa en los niveles y modalidades del Sistema Educativo.
7. Incorporar las tecnologías de la información y la comunicación (TIC) en el proceso educativo para contribuir con la formación integral del individuo.
8. Fortalecer la acción educativa incrementando la cobertura y la calidad de los procesos y resultados.
9. Promover y desarrollar un Sistema de Seguridad Social Integral y eficaz orientado al mejoramiento progresivo de la calidad de vida del personal del MED.

EN EL SECTOR DEPORTIVO

DIRECTRIZ ESTRATÉGICA

GARANTIZAR EL DERECHO DE LA PRÁCTICA DEPORTIVA, RECREATIVA DE CALIDAD Y PARA TODOS.

OBJETIVO ESTRATÉGICO INSTITUCIONAL

1. Asegurar el derecho a la práctica de actividades físicas deportivas y recreativas de la población como parte de la formación integral del individuo.

PROYECTOS DEL DESPACHO DEL VICEMINISTRO DE ASUNTOS EDUCATIVOS

El Despacho del Viceministro de Asuntos Educativos es responsable de la formulación, coordinación, instrumentación y supervisión del desarrollo de la política educativa, en concordancia con el Plan Estratégico del sector educativo y el Plan Nacional de Desarrollo Económico y Social 2001-2007, a los fines de asegurar a la población escolar del país el derecho a una educación integral, gratuita y de calidad que logre impulsar el desarrollo humano, proporcionándole las herramientas necesarias para su participación activa en los procesos de transformación social. En este sentido, la educación es concebida como el punto de partida imprescindible para el desarrollo integral del país, así como la vía más expedita para la superación de los desequilibrios sociales en condiciones de paz, libertad y justa valoración del ambiente y la cultura.

Para el año 2006, se desarrollarán los siguientes proyectos:

Nombre	Objetivo Especifico del Proyecto	Descripción	Meta del Proyecto 2006	
			Cantidad	Unidad de Medida
Educación Inicial (centros de educación inicial simoncitos, preescolares bolivarianos y preescolares por consolidar)	Aumentar la cobertura y mejorar la calidad de la atención convencional y no convencional	Atención convencional y no convencional a través de los servicios de Educación Inicial para niños/as de 0 a 3 años incorporados a los Simoncitos y para los niños/as incorporados a Preescolares Bolivarianos y Preescolares por consolidar	983.922	Niño Atendido
Proyecto Nacional de Escuelas Bolivarianas	Garantizar acceso y permanencia a niños de 0 a 6 años de edad y de 6 a 12 años de edad, de las zonas urbanas marginales, rurales e indígenas, brindando una educación Integral, gratuita y de calidad	El proyecto de escuelas bolivarianas constituye un modelo de atención educativo integral, espacios de renovación pedagógica permanente y con flexibilidad curricular, que incorpore la jornada escolar completa y la participación de la comunidad en el proceso formativo	2.000	Escuela

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006	
			Cantidad	Unidad de Medida
Liceo bolivariano adolescencia y juventud para el desarrollo endógeno y soberano	Transformar el sistema educativo para atender e incorporar progresivamente los adolescentes y jóvenes, así como satisfacer sus necesidades y demandas propias	Se avanza en la construcción de una nueva concepción y estructura de la educación venezolana: la educación bolivariana como continuo humano, definida y concebida desde lo humano (educación del (la) adolescente, del (la) joven)	1.129	Liceo
Escuelas técnicas robinsonianas	Ofrecen una educación integral gratuita y de calidad que satisfaga las necesidades y expectativas de los educandos, en armonía con el desarrollo local, regional y nacional	Fortalecimiento de las escuelas técnicas robinsonianas mediante la transformación curricular, dotación de laboratorios y talleres, formación permanente de docentes y fortalecimiento de la gestión de los centros educativos para la formación de técnicos medios competentes	157.091	Estudiante
Fortalecimiento de la atención integral a niños, niñas, jovenes y adultos con necesidades especiales	Atención integral a los alumnos con necesidades educativas especiales	Atención integral y de calidad a la matrícula existente a través de dotación adecuada, actualización del personal docente y producción de material audiovisual	190.166	Alumno
Sistema inclusivo bolivariano de educación de adultos	Brindar una educación de calidad para todos con estrategias flexibles para educación de adultos	Brindar a la población joven y adulta la atención a través del sistema educativo regular para la continuación de estudios en la educación básica, educación media y programas de capacitación	1.600.000 alumnos en el sistema inclusivo y 302.761 alumnos en el sistema tradicional	Alumno
Fortalecimiento de la educación indígena e intercultural bilingüe	Desarrollar acciones de fortalecimiento de la atención educativa de los alumnos ubicados en hábitat indígenas a través de proyectos educativos y dotación de materiales didácticos, impresos y audiovisuales en concordancia con la realidad socio cultural y lingüística de los pueblos indígenas	Fortalecimiento de la educación indígena e intercultural bilingüe, mediante la dotación de planteles con materiales didácticos, impresos y audiovisuales, así como proyectos educativos, sustentados en los derechos originarios, históricos y específicos de los pueblos indígenas	842	Escuelas

PROYECTO Nº 28.314: EDUCACIÓN INICIAL

La Educación Inicial o "Proyecto Simoncito" constituye una de las líneas estratégicas del Ministerio de Educación y Deportes en el contexto de la política de Estado, Atención Integral a la Infancia y a la Adolescencia. Es una propuesta dirigida al desarrollo integral de la población entre cero y seis años, en las fases maternal y preescolar, con el fin de garantizarle las condiciones sociales, educativas y nutricionales que le permitan crecer y desarrollarse plenamente y proseguir al nivel de Educación Básica en igualdad de oportunidades.

El proyecto se orienta a asegurar a los niños y niñas su derecho a una educación integral y de la calidad, en los términos de equidad y justicia social como establece la Constitución de la República Bolivariana de Venezuela (CRBV), así como los compromisos a nivel internacional asumidos por el Estado en materia de Educación Inicial.

Beneficios de la Educación Inicial

Sociales y económicos

- Incide sobre la población de más alta vulnerabilidad; así como contribuye en la reducción de la desigualdad social, cultural, económica y de género.
- Reduce y previene el maltrato infantil, el abuso sexual y la violencia doméstica.
- Contribuye a la reducción de la morbi mortalidad.
- Contribuye al fortalecimiento de la familia como institución primaria de socialización y el organizativo de las comunidades.
- Aumenta el éxito escolar al favorecer el desarrollo infantil en la etapa de máximo crecimiento y maduración cortical.
- Reduce gastos en el sector educativo: menor repitencia y exclusión en la etapa escolar.
- Favorece la formación integral del ciudadano que se inicia desde los primeros años de vida, ya que proporciona la posibilidad de vivir experiencias significativas orientadas hacia la convivencia, el respeto por la personalidad y la cultura del otro.

Educativos

- Abarca desde la gestión hasta cumplir seis años o el ingreso a la educación básica (etapa de mayor vulnerabilidad en el ciclo vital).
- Los problemas de desarrollo infantil se detectan tempranamente y puede darse una respuesta oportuna.
- Los actores mediadores principales son: la familia, los cuidadores infantiles, el docente de aula y el docente comunitario.
- Se utilizan estrategias de aula, familia, de comunidad y de medios de comunicación masivos y alternativos, lo que permite llegar a la mayoría de la población.
- El espacio educativo es la escuela, el hogar, los centros comunitarios de atención y cuidado infantil y la comunidad.
- La atención integral se brinda a través de redes con organizaciones gubernamentales y no gubernamentales (SENIFA, Alcaldías, Gobernaciones, misiones, centros de salud, etc) y el PAE.

PROYECTO Nº 28.298: PROYECTO NACIONAL DE ESCUELAS BOLIVARIANAS

El proyecto Escuelas Bolivarianas constituye una política del Estado Venezolano, creado en el año 1.999, dirigida a afrontar las limitaciones del sistema escolar, es asumir la educación como un continuo humano, donde el niño, niña y adolescentes se atiende desde 0 a 6 años determinando la educación Inicial y continuando la atención al infante y al adolescente desde los seis hasta doce años en los períodos de la básica. La propuesta se inscribe en el proceso de transformaciones sociales que vive el pais y en la alta prioridad que se le otorga a la educación dentro de ese proceso.

El Proyecto se inicia como una propuesta experimental que permite la incorporación de los siguientes componentes: Jornada escolar completa, Atención de necesidades básicas tales como alimentación y salud preventiva, Dignificación de la planta física de la escuela y dotación acorde a las necesidades, Renovación curricular sostenida en un sistema de formación permanente, Integración Comunitaria, donde familia, padres y representantes; niños, niñas y comunidad en general se integran en los procesos de enseñanza y aprendizajes de sus hijos, Conformación de redes escolares, la investigación, evaluación y supervisión de las escuelas.

La Escuela Bolivariana es transformadora de la sociedad desde el lugar, centro del quehacer comunitario, modelo de atención educativa integral, espacio de renovación pedagógica permanente y con flexibilidad curricular. Es una escuela que lucha contra la exclusión a través de una atención integral a los niños y niñas; sus principales componentes lo constituyen: la jornada escolar completa que permite el acceso a la recreación, al deporte, a la cultura y la atención alimentaria de niños y niñas; así como la participación de la comunidad en el proceso de su formación. El propósito, avanzar en la transformación del sistema educativo.

Concepción de la Nueva Escuela en la Educación Bolivariana.

La educación en el marco de la Constitución de la República Bolivariana, sintetiza las categorías de la Nueva Escuela que dan esencia a la Educación Bolivariana, las cuales son:

La escuela, espacio para la producción y la productividad: orienta la formación en el valor trabajo, fortalece la práctica productiva escolar con la filosofía de "aprender haciendo y enseñar produciendo". Tiene como propósito desarrollar un sistema de acción pedagógica, que permita incorporar los diversos sectores de la sociedad rural y urbana.

La escuela, espacio para la paz: orienta el desarrollo de los valores de paz, tolerancia, diálogo, convivencia y solidaridad en los espacios escolares y su entorno.

La escuela, espacio de formación integral: orienta la discusión curricular con pertinencia social. Integra a la comunidad y al lugar a los procesos pedagógicos y los incorpora como parte de la formación integral. La alimentación, el deporte, la cultura, la recreación, la lectura y el uso de la tecnología son componentes que la integran. La investigación, la elaboración y ejecución de proyectos la hacen productora de conocimientos para la transformación.

La escuela, espacio de creación y creatividad: orienta el desarrollo del intelecto, de la salud física, de la voluntad de hacer. Propicia la correspondencia entre mente-manos-cuerpo y espíritu.

El trabajo creativo e innovador así como la creación, son estimados como componentes esenciales del desarrollo del ser humano. Se desarrolla sobre la base de la capacidad creadora y de los saberes populares.

La escuela, espacio de salud y vida: orienta la prevención, protección y defensa de la salud como derecho humano. Fortalece la integración de las políticas intergubernamentales y propicia su articulación. Lugar para la recreación y el deporte en armonía con la naturaleza y el medio ambiente. Fomenta el desarrollo biopsicosocial del nuevo republicano.

La Escuela como centro del quehacer comunitario: orienta la participación y el protagonismo de los sujetos de la comunidad educativa bajo los principios de corresponsabilidad, en la que intervienen todos los actores del hecho educativo. Coopera en la solución de los problemas desde el lugar, de acuerdo a sus particularidades, fortalece la descentralización y el equilibrio territorial. Contribuye con la creación de organizaciones de base.

Fortalece la comunicación a través de las nuevas tecnologías, (páginas WEB, centros de informática, emisoras y televisoras educativas y comunitarias). Estimula el periodismo escolar como medio de información entre la escuela, la familia y la comunidad.

La Escuela, espacio para las Tecnologías de la Información y la Comunicación (TIC): orienta la posibilidad de universalizar y democratizar la información a través de los Centros Bolivarianos de Informática y Telemática (CBIT). La producción de software educativos adecuados y con pertinencia, son producidos desde la escuela. Los CBIT, son centros que permiten comprender el mundo desde lo local. El lugar se convierte con el uso de la tecnología, en el espacio para acceder a lo universal sin perder su esencia y su identidad, facilitan el acceso a la información a través de medios tecnológicos de masas.

La escuela, espacio de innovación tecnológica: crea las condiciones para que estudiantes, docentes y comunidad desarrollen la capacidad propia de innovar tecnología con base a las cualidades específicas de lugar, tiempo, necesidad, y aporte a la solución de los problemas en los aspectos del ser, saber, hacer y convivir humano para su propio desarrollo haciendo de la escuela el espacio de su práctica constante.

La Nueva Escuela, tiene como particularidad, estar definida en el Proyecto Educativo Nacional y de acuerdo a la Constitución como centro del quehacer comunitario y eje de desarrollo local; por tanto, la articulación de las políticas nacionales del Ministerio de Educación y Deportes, con el entorno, el barrio, la calle, donde se hace deporte, se crea cultura, se trabaja, se vive; son los lugares concretos de acción. Cada ciudadano los conoce, sabe de sus secretos, comparte sus problemas; es el poder del lugar para actuar; por tanto, hacer uso de los lugares para las acciones en defensa de la seguridad de la Nación y de la refundación de la república, pasa a ser tarea fundamental; pues allí todos se conocen y están alimentados por esa fuerza del componente humano, que le permite al ser humano hacer vida, vincularse y practicar su extensión hacia la naturaleza: la topofilia, es decir, "el amor al lugar, factor esencial en el desarrollo de las raíces del pueblo".

En consecuencia, una Escuela Bolivariana es:

1. Una escuela transformadora de la sociedad en la cual se concrete e identifique con la identidad nacional. La práctica de la participación, la formación crítica, la integración a la comunidad, el arraigo en nuestra historia, nuestras costumbres y nuestros mejores valores, apuntan a la construcción de una sociedad más justa y al fortalecimiento de las personas y las comunidades para que sean protagonistas de la transformación del país.

2. Una escuela participativa, y democrática. Todos los miembros de la comunidad participan en la toma de decisiones, en la ejecución y en la evaluación de las actividades escolares. En ella, se desarrolla un clima de relaciones horizontales donde toda opinión se valoriza, donde se forma para la autonomía, la participación y la democracia. Una escuela cuya gestión sea cada vez más, producto de la participación protagónica, soberana, respetando las especificidades locales, regionales y nacionales.

3. Una escuela de la comunidad. Es una escuela en, con y para la comunidad. Es la cima y fuente de la participación comunitaria, se entrega con ella y posibilita su desarrollo. Esto significa que la comunidad está presente en la actividad educativa, hace uso racional de la escuela y su entorno. En consecuencia, la comunicación entre la comunidad y su escuela tiene que ser cada vez más fluida y significativa. Debido a esto, la escuela es útil a la comunidad y le sirve para fortalecer su capacidad de organización, de reflexión, de expresión y de acción. Al mismo tiempo, permite su interacción con otros modos de ser, de hacer y pensar.

4. Un modelo de atención educativa integral que promueve la justicia social. Para consolidar el derecho de todos a la educación, no basta con garantizar el ingreso a los Centros Educativos. Es necesario proporcionar una atención integral que permita la permanencia, prosecución y culminación del alumno en la escuela. En este sentido, se concibe al alumno desde una visión holística, en las esferas del comportamiento mental, aprenden a ser, a hacer y a convivir. Para tal efecto, cada Escuela Bolivariana debe desarrollar acciones intersectoriales con la familia, salud y otras instituciones científicas, artísticas, deportivas y del trabajo como espacio de relación humana.

5. Un ejemplo de renovación pedagógica permanente. Entendiendo lo pedagógico, más allá de las técnicas y estrategias de enseñanza, la renovación y transformaciones pedagógicas parten de un cambio ético, de la reflexión sobre para qué enseñamos, a quién (es), qué, dónde y por qué.

   La transformación pedagógica implica entender al niño (a) como sujeto de su propio aprendizaje, a partir de su experiencia y de su acervo.

6. Una escuela que lucha contra la exclusión educativa. Esto se comprende como el reto central, para alcanzar una educación de calidad para todos, en el marco de integración nacional.

   Para ello, se asume el turno integral y el enfrentamiento a algunos factores extra escolares que generan la exclusión, como es el caso de la desnutrición, la repitencia y la pobreza extrema. En consecuencia, mejora la protección social para los estudiantes.

PROYECTO NO. 28.142: LICEO BOLIVARIANO "ADOLESCENCIA Y JUVENTUD PARA EL DESARROLLO ENDÓGENO Y SOBERANO"

Los Liceos Bolivarianos son instituciones educativas que atienden al ser humano en sus etapas de adolescencia y juventud, con el fin de formarlos con conciencia para el desarrollo endógeno. Son espacios de construcción colectiva y reflexión de la nueva escuela, que conducen a imaginar, crear, buscar y ensayar las alternativas que viabilicen y concreten los cambios que la educación de adolescentes y jóvenes necesitan para la formación del nuevo (a) Republicano (a) Bolivariano (a).

Comprende dos niveles: I Nivel atiende la adolescencia (1°, 2ª y 3ª año), y el II Nivel atiende a la Juventud (4° y 5° año).

Estrategias Metodológicas: a) Planificación para resolver problemas y/o necesidades de la comunidad y aprovechar su potencialidad con un enfoque interdisciplinario, b) Integración de asignaturas por áreas del conocimiento para estudiar la realidad como totalidad en su complejidad y c) Seminario de Desarrollo Endógeno para la producción de conocimientos a través de la investigación de la realidad y propuestas para la transformación.

La educación bolivariana se desarrolla a través de una nueva concepción de la escuela, para la identidad y la ciudadanía bolivariana. Por ello, el Liceo Bolivariano da continuidad a esa concepción en el nivel correspondiente y se enmarca dentro de las categorias que la definen, todas son consideradas al centrar su orientación en la adolescencia y juventud para el desarrollo endógeno como:

- Espacio para la producción y la productividad
- Espacio para la paz
- Espacio de innovación pedagógica
- Espacio de creación y creatividad
- Espacio de salud y vida
- Centro del quehacer comunitario
- Espacio de comunicación alternativa
- Espacio para las tecnologías de la información y la comunicación (TIC)
- Espacio de innovación tecnológica

El Liceo Bolivariano cubre la atención integral de educación bolivariana al período de vida entre trece y dieciocho años de edad, correspondiente a la continuidad de formación del nuevo republicano y la nueva republicana bolivarianos entre la Escuela Bolivariana y la Universidad Bolivariana, con salida profesional intermedia como la de técnico medio. El Liceo Bolivariano da continuidad a la formación del nuevo (a) republicano (a) dentro del contexto temporo – espacial de la nueva estructura educativa, con la identificación revolucionaria de adolescencia y juventud para el desarrollo endógeno al completar la cobertura, en la nueva estructura de educación bolivariana dando atención integral al período de vida del desarrollo del ser humano que históricamente había sido abandonado para convertirlo en objeto de mercado y privatización que caracterizaba a la educación del neoliberalismo.

Objetivos

- Garantizar el acceso, permanencia y prosecución de los (as) adolescentes y jóvenes en el sistema educativo como un derecho humano y social, optimizando la esperanza de vida escolar.
- Extender la cobertura de la matrícula, con énfasis en la educación de adolescentes y jóvenes entre los trece y dieciocho años, para la inclusión de todos y todas.
- Articular el Liceo Bolivariano con el sistema de producción de bienes y servicios para satisfacer necesidades humanas, a través de elaboración de proyectos educativos productivos y sustentables con pertinencia sociocultural y que fortalezcan la economía social solidaria.
- Desarrollar la planta física y la dotación adecuada a las necesidades pedagógicas, culturales y deportivas, para hacer de los planteles espacios de vida juvenil.
- Formar al y la adolescente y joven en la resolución de problemas, que le son propios y los de su comunidad de manera corresponsable y solidaria.
- Desarrollar proyectos y seminarios de investigación para el desarrollo endógeno vinculados a las actividades socio ambientales y productivas propias de la localidad, la región y el país, para fortalecer en los y las docentes y en los (as) adolescentes y los (as) jóvenes, la investigación social, científica y tecnológica.
- Impulsar la participación de los y las adolescentes y jóvenes, docentes y demás miembros de la comunidad, en los consejos locales de planificación para contribuir a la solución de problemas y necesidades con proyectos para el desarrollo endógeno de la localidad, en correspondencia con la región y el país.
- Contribuir a elevar los niveles de integración de la población con acciones desarrolladas en comunidad.

Al concebir la educación como continuo humano que atiende los procesos de enseñanza y aprendizaje como unidad compleja de naturaleza humana total e integral, este perfil de formación para la adolescencia y juventud, requiere de orientación propia al desarrollo a esa edad, estado físico, biológico, psíquico, cultural, social e histórico en su espacio geográfico respectivo. Por ser sucesivo a la niñez, cubierto por la Escuela Bolivariana, la engloba y da continuidad a los ejes en ella desarrollados para fortalecer las condiciones de ser con esencia en el hacer, saber y convivir con peso en la aptitud, vocación y aspiración para el trabajo creador como lo establece el artículo 103 de la Constitución de la República Bolivariana de Venezuela.

El Liceo Bolivariano lo constituye un período del continuo humano visto desde los ejes integradores con dos niveles de formación caracterizados por la suficiente flexibilidad que permita la atención de la diversidad humana y espacial.

PROYECTO Nº 28.328: ESCUELAS TÉCNICAS ROBINSONIANAS

El Proyecto Escuelas Técnicas Robinsonianas, apunta hacia la formación de un personal con niveles adecuados para asumir el reto actual de los sectores productivos del país. Esto, permitirá emprender el desarrollo de las áreas estratégicas de la nación, así como, la inserción de la población en el mercado de trabajo a través del fortalecimiento de la educación para el Trabajo, como también la profundización de la formación del joven mediante el valor trabajo, como soporte sólido de la Revolución Productiva en concordancia con el aparato productivo. Aspectos éstos que incidirán inmediatamente en el mejoramiento de la calidad de vida de un número considerable de la población, en el desarrollo del parque industrial, el mejoramiento de la productividad, junto con el fortalecimiento de una economía auto-sustentable.

Por ello, para darle carácter de continuo a la formación del joven Venezolano a nivel medio, es requisito indispensable partir de un concepto actualizado de educación de calidad para todos, esto significa implementar una educación de alto nivel, profunda e intensiva, con programas curriculares centrados en familias o grupos tecnológicos homogéneos, relacionado con la formación académica y articulados con el proyecto de desarrollo endógeno, elemento estratégico del país, que está estrechamente vinculado al trabajo a objeto de integrar y armonizar la educación con las actividades productivas propias del desarrollo local de cada región, que le permita al joven estudiante articular con la comunidad del entorno a fin de satisfacer sus necesidades básicas.

El Proyecto de Fortalecimiento y Modernización de la Educación Técnica Robinsoniana, se sustenta operativamente como se señaló anteriormente, sobre cuatro focos de atención u objetivos fundamentales, como lo son: la transformación curricular, la dotación, la actualización docente y el mejoramiento y mantenimiento integral de infraestructura en la planta física, así como la conformación de redes de cooperación-producción. Estos elementos se encuentran estrechamente vinculados, son interdependientes entre sí y son una línea de trabajo que se viene desarrollando en los 24 estados del país.

En cuanto a la Educación y el Trabajo son concebidos como los instrumentos a través de los cuales se logran los fines pautados en la Carta Magna, en especial los referidos al "desarrollo del potencial creativo de cada ser humano y el pleno ejercicio de la personalidad"; "la valoración ética del trabajo y la participación activa, consciente y solidaria en los procesos de transformación social" (artículo 102, CRBV).

OBJETIVOS

1. Mejorar las condiciones de las plantas físicas de las escuelas, mediante acciones y acondicionamiento, adecuación, refacción, rehabilitación, construcción, ampliación o mantenimiento de la infraestructura.

2. Transformar el currículo de la educación Media Diversificada y Profesional, tomando en cuenta las tendencias actuales de la formación profesional y las necesidades del desarrollo nacional, regional y local.

3. Fortalecer la Educación Técnica – Profesional mediante la modernización de laboratorios y talleres para las áreas científicas a través del reemplazo de equipos, instrumentos, insumos y maquinarias modernas de acuerdo a los requerimientos curriculares, avances tecnológicos específicos de cada especialidad.

4. Establecer mecanismos de formación permanente para el continuo desarrollo profesional de los docentes que laboran en las Escuelas Técnicas y el consecuente impacto en la calidad de la educación. La actualización del docente debe estar dirigida hacia la capacitación y formación en tres dimensiones: formación Técnico Profesional, Desarrollo Humano y Proyecto Pedagógico Comunitario.

5. Fortalecer los centros de formación técnico – profesional desde el punto de vista tecnológico y administrativo a los fines de que se cumpla la misión formadora de recursos humanos que demanda la sociedad.

6. Coordinar la ejecución del programa Nacional de Pasantías en las 24 Entidades Federales, para la atención de los estudiantes cursantes del último año de Educación Técnico – Profesional.

Estructura organizativa

La reactivación de las Escuelas Técnicas pasa por el proceso de ajustar la estructura funcional y organizativa a las exigencias de la práctica productiva escolar y la necesaria interrelación cooperativa con las comunidades en las cuales están insertas. Por tanto es necesario que los Centros Educativos participen en la tarea de redefinir el organigrama funcional y flexibilizar los procedimientos administrativos, educativos y productivos.

PROYECTO NO. 27.935: SISTEMA INCLUSIVO BOLIVARIANO DE EDUCACIÓN DE ADULTOS

El Sistema Inclusivo Bolivariano de Educación de Adultos y Adultas es el resultado de la institucionalización del Sistema de Misiones Educativas, actualmente en ejecución en la República Bolivariana de Venezuela, el cual comprende lo referente a la educación desde la alfabetización, hasta su etapa secundaria y la capacitación de la población adulta en el cumplimiento del derecho al estudio y su formación permanente.

El Sistema Inclusivo se desarrolla en el aula de la institución formal, así como en ambientes habilitados con el material de trabajo, compuesto por un televisor y un reproductor de video, atendidos por facilitadores, docentes o no.

La estructura del Sistema Inclusivo Bolivariano de Educación de Adultos y Adultas considera la concesión de becas a los patriotas participantes, así como la cancelación de un estipendio para los facilitadores, con el propósito de suplir algunas necesidades primarias.

PROYECTO 26.854: FORTALECIMIENTO DE LA EDUCACIÓN INDÍGENA E INTERCULTURAL BILINGÜE.

El Fortalecimiento de la Educación Indígena e Intercultural Bilingüe es uno de los proyectos que se han previsto para contribuir con el mejoramiento de la atención educativa de los alumnos de los planteles ubicados en hábitat indígenas. El mismo establece el desarrollo de las siguientes acciones fundamentales:

- Extensión de la interculturalidad como principio rector y operativo en el sistema educativo venezolano, en todos sus niveles y modalidades, lo que supone la inclusión en el mismo de todos nuestros pueblos indígenas, afroamericanos, criollos y mestizos múltiples, sin menoscabo de sus especificidades.
- Extensión, fortalecimiento e intensificación de la educación propia y de la educación intercultural bilingüe en todos los planteles indígenas de los 10 estados con población indígena, realizando para ello las investigaciones pedagógicas, lingüísticas, antropológicas y otras pertinentes, partiendo de las modalidades de auto-investigación.
- Ampliación de la cobertura escolar indígena en todos los niveles y modalidades educativas, mediante el fortalecimiento de los componentes curriculares, garantizando una educación de calidad para todos y todas, con pertinencia social, ecológica, cultural y lingüística.
- Incorporación con carácter de obligatoriedad del uso apropiado, oral y escrito de los idiomas indígenas en todos los planteles ubicados en hábitat indígenas, incluyendo las áreas rurales y urbanas habitadas por indígenas; así como promover su más amplio uso social en la cartografía nacional e instituciones afines, (etnominia, toponimia y antroponimia); preservación y enriquecimiento del vocabulario de la etnociencia, lengua sagrada, lengua literaria y otras modalidades de metalenguaje (incluyendo todas las manifestaciones de la lengua autóctona tanto como lengua natural y formal); traducciones de documentos públicos, señalamientos viales, medios de comunicación alternativo y medios de comunicación social en general.
- La divulgación de las lenguas indígenas comprende tanto necesidades de reproducción de la cultura propia como de instrumento de reconocimiento, preservación, respeto de la lengua autóctona, así como el mutuo enriquecimiento del entorno local, regional y de la cultura nacional.
- El funcionamiento de los centros de Educación Inicial en pueblos y comunidades indígenas se realizará a través de los Nichos Lingüísticos – Culturales, que corresponde a una versión específica indígena de educación inicial, que tiene como objetivo la preservación cultural y lingüística.
- Dotación de los planteles indígenas preservando la pertinencia ecológica y cultural, atendiendo sus especifidades al ritmo de su construcción y rehabilitación.
- Dotación de todas las bibliotecas escolares con los materiales educativos pertenecientes al ámbito de la cultura propia, así como impresos, audiovisuales, en la lengua materna y bilingües para este tipo de educación específica de acuerdo con las necesidades de cada pueblo, para

obtener una información suficiente sobre la ubicación geográfica, características etnográficas, etnolingüísticas y situación sociopolítica de los distintos pueblos y comunidades indígenas del país.

- Producción y publicación de materiales educativos impresos y audiovisuales en idiomas indígenas y bilingües, tales como textos escolares, libros de lecturas, gramáticas, diccionarios, literaturas indígenas, traducciones de documentos públicos, periódicos, trípticos, revistas, mapas, videos y otros recursos audiovisuales a nivel nacional y local.

PROYECTO Nº 28.683: FORTALECIMIENTO DE LA ATENCIÓN INTEGRAL A NIÑOS, NIÑAS, ADOLESCENTES, JÓVENES Y ADULTOS CON NECESIDADES EDUCATIVAS ESPECIALES

La Educación Especial como Modalidad del Sistema Educativo, se inscribe en los principios y fines de la educación en general manteniendo una vinculación de interdependencia con el resto del sistema. Representa la garantía de la atención educativa integral de niños, niñas, adolescentes, jóvenes y adultos con necesidades educativas especiales, al considerar la caracterización y diversidad de la población a atender programas específicos, estrategias, ayudas técnicas y pedagógicas que garantizan el ingreso, permanencia, prosecución escolar y un desarrollo integral, ya sea en el ámbito del plantel o servicio de Educación Especial o integrados escolarmente en Niveles y otras Modalidades del Sistema Educativo.

La Educación especial tiene como objetivo atender en forma diferenciada, por métodos y recursos especializados, a aquellas personas cuyas características física e intelectuales comprobadas sean de tal naturaleza o grado, que requieran de atención integral en niveles y otras Modalidades del Sistema Educativo.

Para garantizar la política de la Modalidad de Educación Especial, el Ministerio de Educación y Deportes en la instancia nacional, de acuerdo con el Artículo 16 de la Ley Orgánica de Educación, establece en la estructura organizativa, la Dirección de Educación Especial, la cual define y supervisa la Política de Educación Especial, a nivel nacional. La Dirección de Educación Especial está estructurada por:

- Áreas de Atención: Retardo Mental, Autismo, Deficiencias Auditivas, Deficiencias Visuales, Dificultades de Aprendizaje e Impedimentos Físicos, que responden a la caracterización de la población.

- Programas de Apoyo: enmarcados en los Principios de Democratización, Normalización y Modernización, como son: Prevención y Atención Integral Temprana, Lenguaje, Educación, Trabajo e Integración Social.

La Educación Especial establece un Modelo de Atención Educativa Integral, que conceptualiza a la persona con necesidades educativas especiales, desde una visión holística, bio-psico-social, que considerando sus potenciales y condiciones que la hacen ser diferentes.

Asimismo consolidan ciertos elementos fundamentales para la atención integral del educando en cada etapa del desarrollo, constituyendo a su vez un eje vertical articulado en el continuo de atención de la persona desde el nacimiento hasta la adultez.

A partir de este modelo de atención educativa integral, se ha asumido consideraciones para la atención de la diversidad.

- Asumir la diversidad como un principio fundamental que concierne a todos los educandos.

- El principio de atención a la diversidad se concretiza por un conjunto de medidas y de acciones que van a favorecer las posibilidades de aprendizaje de todos los educandos, desarrollando al mismo tiempo todas las capacidades, particularmente de aquellos que presentan necesidades educativas especiales.

- La atención a la diversidad implica un reconocimiento a la heterogeneidad de los grupos, en consecuencia es necesario diversificar el proceso de enseñanza – aprendizaje para respetar las diferencias individuales y los ritmos de aprendizaje.
- La atención a la diversidad implica el aprendizaje de valores tales como: el respeto, la solidaridad, la tolerancia, etc., en el ámbito de la escuela.
- Es necesario el conocimiento de las características cognitivas y relacionales de cada educando para contribuir a su desarrollo individual y social.
- Los docentes conciben "la Escuela para todos", planificando, ejecutando y evaluando la acción pedagógica adaptada a las necesidades de los educando especiales.
- Los docentes, responsables sociales del hecho educativo, reflexionan sobre la práctica pedagógica, revisando permanentemente las diferentes formas de abordar el proceso enseñanza – aprendizaje, tomando en cuenta como fundamento los valores de la sociedad democrática, participativa y protagónica, así como la flexibilidad curricular que garantice la consecución de los fines educativos.

Principios que Rigen la Educación Especial

Prevención y Atención Integral Temprana:

Responde a una conceptualización de la prevención con orientación educativa que considera las condiciones bio-psico-sociales del niño, niña, la familia y la comunidad, a través de la coordinación de planes y programas intersectoriales que garanticen la continuidad de la atención integral de esta población.

EDUCACIÓN Y TRABAJO:

Eje transversal y longitudinal en la Atención Educativa Integral de los niños, niñas, adolescentes y adultos con necesidades educativas especiales que plantea el valor social del trabajo, la orientación y exploración vocacional y garantiza el acceso a la educación y el trabajo como derecho social de todo ciudadano.

LA INTEGRACIÓN SOCIAL:

Principio, proceso y finalidad de la Educación Especial y como derecho social de las personas con necesidades educativas especiales para acceder a la educación, cultura, recreación, trabajo y otros ámbitos en igualdad de condiciones y oportunidades.

LA MODALIDAD EDUCACIÓN ESPECIAL

Es una variante escolar del sistema educativo venezolano bajo el enfoque HUMANISTA SOCIAL que garantiza el derecho social a la educación de niños, adolescentes y adultos con necesidades educativas especiales. El acceso a una educación integral, el respeto a la diversidad en igualdad de condiciones y necesidades, en un continuo de la atención educativa integral para participar de manera activa y responsable en los cambios requeridos para el desarrollo del país, a través de un MODELO DE ATENCIÓN EDUCATIVA INTEGRAL, desde temprana edad hasta la adultez, como respuestas a los Derechos Constitucionales. La población con necesidades educativas especiales se atiende de acuerdo a los siguientes grupos etéros: 0 a 6 años, 6 a 15 años, 15 años y más.

La Política de Educación Especial desde un enfoque Humanista Social, concibe, en primer lugar, al ser humano, en su condición de persona y ciudadano y luego, su condición especial, realiza las potencialidades de la persona con necesidades especiales o discapacidad y plantea la creación de condiciones y oportunidades de, en diferentes contextos, de tal manera, que pueda adquirir capacidades que le permiten un desarrollo individual, familiar y comunitario. En este mismo sentido, el currículo es definido, como todo lo que está involucrado en la formación del niño, adolescente y adulto con necesidades especiales, contemplando las dimensiones filosóficas y axiológicas, epistemológica, antológicas teleológicas y pedagógicas; y los subsistemas: familia, institución y comunidad y no solo el plan de estudio, como el enfoque conductista del currículo.

ORGANISMOS ADSCRITOS AL MINISTERIO DE EDUCACIÓN Y DEPORTES

■ DIRECCIÓN DEL DESPACHO

* ACADEMIA NACIONAL DE CIENCIAS ECONÓMICAS

OBJETIVO

La Academia se encarga del desarrollo de las Ciencias Económicas y el estudio de la economía venezolana; de igual manera se ocupa de promover, estimular y difundir trabajos de investigación de las ciencias económicas, así como también cooperar en la elaboración de lineamientos de la estrategia de desarrollo económico y social y del Plan de la Nación.

Para el año 2006 están previstas las siguientes acciones, a través del Proyecto indicado:

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Publicaciones y Eventos de Difusión	Realización de Foros y Edición de Publicaciones	Publicar las investigaciones relacionadas con el Ámbito Económico	3.500	Ejemplar	169.124.425
Creación de un Centro de Documentación	Creación de un Centro de Documentación Bibliográfica	Creación de una Base de Datos para su difusión a través de INTERNET, que provea de información al público en general	10.000	Usuario Atendido	247.100.000

ACADEMIA NACIONAL DE CIENCIAS FÍSICAS, MATEMÁTICAS Y NATURALES

OBJETIVOS

Para el año 2006 están previstas las siguientes acciones, a través del Proyecto indicado:

Esta corporación tiene como misión promover acciones en el ámbito nacional e internacional para el logro de una difusión y fortalecimiento de estas ciencias y sus aplicaciones, estimulando así su cultivo por medio de publicaciones, congresos, conferencias, seminarios, foros y otros medios que juzgue adecuado para el logro de sus objetivos.

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Enseñanza de la Ciencia Basada en la Indagación	Incentivar en los niños la curiosidad por las Ciencias Físicas, Matemáticas y Naturales, a través de la indagación	Un estudio dirigido a alumnos de 2 Escuelas Públicas de bajos recursos ubicadas una en Catia, Parroquia Sucre y otra en el Municipio Chacao, diseñado para contar con un diagnóstico sobre la motivación a la investigación en los niños	1	Informe	31.000.000
Publicación y Difusión de Ejemplares	Publicar y difundir los trabajos, estudios y seminarios realizados por la Academia	Difundir los trabajos, estudios y seminarios realizados por la Academia de Ciencias Físicas, Matemáticas y Naturales, mediante su publicación y divulgación	3.000	Ejemplar	32.800.000
Digitalización de la Biblioteca	Facilitar el acceso a la información actualizada de las Ciencias Físicas, Matemáticas y Naturales	Incorporar a la WEB la información existente en el Centro de Información Documental de la Academia	60.000	Documento	27.461.594
Difusión y Estimulo a la Investigación en las Ciencias Físicas, Matemáticas y Naturales	Divulgar e Incentivar el Desarrollo de Investigaciones en las Ciencias Físicas, Matemáticas y Naturales	Desarrollar actividades de intercambio sobre experiencias de investigación de carácter internacional relativo al área de las Ciencias Físicas, Matemáticas y Naturales	13	Evento	55.838.406

*** ACADEMIA NACIONAL DE CIENCIAS POLÍTICAS Y SOCIALES**

OBJETIVO:

La Academia Nacional de Ciencias Políticas y Sociales, como la Corporación de Derecho Público tiene como misión fundamental las siguientes:

- Propender al desarrollo, investigación en el mundo jurídico, y progreso de las Ciencias Políticas y Sociales en general, y las Ciencias Jurídicas en particular.
- Cooperar en el progreso y mejora de la legislación, redactar y revisar los proyectos de códigos y demás leyes que les sean presentados por el Ejecutivo Nacional, así como aquellas de carácter local que le sean presentados por los Gobernadores de estado.

Para el año 2006 están previstas las siguientes acciones, a través del Proyecto indicado:

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Publicación de Boletines y Ediciones Jurídicas Nacionales	Divulgar los Avances Jurídicos de la Legislación Venezolana	Publicar y difundir los trabajos y estudios realizados en el país sobre la Legislación Venezolana actualizada	26.190	Ejemplar	191.597.374
Modernización del Centro de Información	Garantizar el Acceso a la Información Jurídica mediante la Modernización y Automatización del Centro de Información	Digitalizar la información para su difusión a través de WEB	660	Usuarios	255.356.333
Digitalización de las Revistas Jurídicas del país	Difundir el conocimiento de la información relacionada con las Ciencias Políticas y Sociales, a través de la Digitalización del Texto Completo contenido en las Revistas Jurídicas	Digitalizar el texto completo de las Revistas Jurídicas existentes en el país	25.000	Documento	63.656.076
Difusión y Reconocimiento	Propiciar el conocimiento y estimular el estudio en el Área de las Ciencias y su Legislación	Difundir el conocimiento en el Área de las Ciencias Jurídicas y Sociales mediante la realización de eventos	13	Evento	27.790.217

ACADEMIA VENEZOLANA DE LA LENGUA

OBJETIVO:

Velar por la integridad, pureza y elegancia de la Lengua Castellana, trabajar por la defensa y cultivo, prestar colaboración a la real Academia Española y a las demás correspondientes de la misma, en todo lo relacionado con sus actividades por el mejoramiento de idiomas, edición de diccionarios y apoyo de venezolanismos y de americanismo en general pendientes a enriquecer el acervo de la Lengua.

Para el año 2006 están previstas las siguientes acciones, a través del Proyecto indicado:

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Publicaciones y Eventos de Difusión	Difundir el conocimiento de la información disponible del Área Lingüística, a través de Publicaciones y Eventos sobre Investigaciones Sobre Lingüística y Filosofía dirigidos a la población en general	Realizar investigaciones del Área Lingüística y Filológica para su posterior publicación	7.500 2	Ejemplares Foros	17.400.000
Creación de un Centro de Documentación	Garantizar el suministro de Información a toda la población mediante la creación de un Centro de Documentación	Rehabilitar el Centro de Documentación Bibliográfica y Diseño de Página WEB con la finalidad de brindar información a todos los usuarios relacionados con el Área Lingüística y Filológica	2.000	Usuario Atendido	233.915.723

* ACADEMIA NACIONAL DE LA HISTORIA

OBJETIVO:

La Academia tiene como misión institucional preservar, enriquecer y divulgar el acervo histórico del país, mediante el estudio bibliográfico y crítico de los escritos históricos sobre el desarrollo colectivo, sucesos, hechos y manifestaciones de la vida nacional y continental.

Para el año 2006 están previstas las siguientes acciones, a través del Proyecto indicado:

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Difusión del Pensamiento Bolivariano - 2006	Desarrollar iniciativas que promuevan la difusión del Patrimonio Cultural e Histórico mediante la participación de la comunidad	Difundir, conservar, custodiar y publicar la Documentación Bolivariana que reposa en el Archivo del Libertador	1.000	Usuario Atendido	175.001.631
Fortalecimiento del Acervo Histórico como Apoyo a las Investigaciones Socio Culturales en Venezuela - 2006	Lograr la Preservación y Divulgación de los Valores Patrios para Reafirmar la Identidad Nacional y el Acceso a las Fuentes Históricas de nuestro País	Crear herramientas de investigación que faciliten el acceso de la comunidad al Patrimonio Histórico y Cultural de la Nación	1	Base de Dato	150.766.752
Promoción y Fomento del Conocimiento Histórico de la Nación - 2006	Publicar un conjunto de obras dirigidas al estímulo de la cultura y asimilación de valores patrios	Preservar y difundir los valores históricos a través de la publicación de obras	20	Obra	310.790.670
Automatización para la preservación y organización de las Colecciones Documentales - 2006	Dar a conocer a la comunidad el Patrimonio Cultural e Histórico de los Fondos Documentales custodiados en la institución	Difundir, conservar y custodiar la documentación que reposa en el archivo de la Academia Nacional de la Historia	4.500	Usuario Atendido	224.740.947

* ACADEMIA NACIONAL DE LA MEDICINA

OBJETIVO:

Es una corporación oficial, científica y doctrinaria que representa a la ciencia médica nacional. La Academia Nacional de Medicina se ocupa de todo lo relativo al estudio de las Ciencias Biológicas y en especial de la Patología e Higiene Nacional. Así mismo se encarga de sugerir al Ejecutivo Nacional las medidas necesarias para el Desarrollo de las Ciencias Médicas en Venezuela y las relaciones con la salud en general.

Para el año 2006 están previstas las siguientes acciones, a través del Proyecto indicado:

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Publicación de la Gaceta Médica de Caracas y otras obras	Publicar la Gaceta Médica de Caracas y otras obras producidas por la Academia	Publicar y divulgar diversos estudios en materia de salud que contribuya a personal especializado y público en general a ampliar sus conocimientos en el área	2.700	Ejemplar	143.706.910
Estudio de Programas de Pregrado de las Escuelas y Facultades de Medicina	Adecuar los Pensums de Estudio de Medicina al conocimiento universal de la población venezolana, y localmente adquirido	Analizar y diagnosticar los resultados de los contenidos programáticos de las 8 Escuelas o Facultades de Medicina del país, para realizar un estudio que permita unificar criterios en cuanto a su contenido y la realidad sanitaria en el país	1	Estudio	74.932.914
Centro de Información Integral	Garantizar el acceso a la información a toda la población	Digitalizar la información existente en la Biblioteca para su acceso a través de la WEB	6.000	Usuario	105.483.713

ACADEMIA NACIONAL DE LA INGENIERÍA Y EL HÁBITAT

OBJETIVO:

La Corporación se encarga de promocionar y estimular la investigación y difusión del conocimiento y la aplicación de la ingeniería y la arquitectura

Para el año 2006 están previstas las siguientes acciones, a través del Proyecto indicado:

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Publicaciones y Difusiones Técnicas sobre Ingeniería y Hábitat	Promocionar y estimular la investigación y difusión del conocimiento y la aplicación de la Ingeniería y la Arquitectura	Publicar y distribuir en Bibliotecas Nacionales y Centros de Ingenieros del País las Obras y Noticieros Técnicos Editados por la Academia de la Ingeniería y el Hábitat	4.000	Ejemplar	37.700.000

INSTITUTO NACIONAL DE LA JUVENTUD (INJ)

OBJETIVO:

1. Integración cultural a las jóvenes y los jóvenes con la finalidad de elevar la calidad de vida.
2. Promover y establecer convenios con organismos públicos y privados para elevar la calidad de vida de la juventud.
3. Fomentar y diseñar políticas y estrategias de integración cultural a las jóvenes y los jóvenes.
4. Establecer investigaciones que permitan identificar la identidad nacional, regional y local.
5. Contribur para implantar un Programa de Capacitación y Reinserción Laboral para Trabajadores Juveniles

Para el año 2006 están previstas las siguientes acciones, a través del Proyecto indicado:

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Atención Integral a la Juventud a Nivel Nacional	Garantizar a los jóvenes una atención integral que les permita potenciar sus capacidades, habilidades y destrezas para su incorporación activa a la sociedad en general y su comunidad	La atención integral a los jóvenes por parte de los entes gubernamentales que les permita potenciar sus capacidades, habilidades y destrezas para su incorporación activa a la sociedad en general y su comunidad, mediante talleres, créditos, apoyo logístico a las misiones, creación de centros, becas, subsidios y eventos	500.000	Apoyo	56.438.500.000

FUNDACIÓN BOLIVARIANA DE INFORMÁTICA Y TELEMÁTICA (FUNDABIT)

OBJETIVO:

Promover la Educación Integral del Individuo a través de la incorporación de las Tecnologías de la Información

Para el año 2006 están previstas las siguientes acciones, a través del Proyecto indicado:

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Creación de centros interactivos multimedia	Crear centros tecnológicos interactivos acondicionados que brinden apoyo permanente a los docentes, para desarrollar un trabajo conjunto en el marco de la descentralización educativa, favoreciendo el perfeccionamiento de la práctica docente y la actualiza	El presente proyecto tiene como propósito dotar de recursos tecnológicos a espacios donde se brinda apoyo permanente a docentes con la finalidad de actualizar sus conocimientos	14	Centro	1.849.810.000
Centros bolivarianos de informática y telemática (CBIT)	Crear centros dotados de recursos multimedia de informáticos orientados a la formación integral, continúa y permanente de docentes, alumnos y comunidad en general mediante el uso de las tecnologías de la Información y la comunicación (tic)	El presente proyecto permitirá instalar 600 centros bolivarianos de informática y telemática (CBIT) durante el año 2006, para mejorar la calidad de la educación y el conocimiento de la población venezolana, a través de la implementación de las tecnologías de la información y la comunicación (tic)	600	Centro	76.008.720.000
Creación y puesta en marcha de 4 Móvil CBIT	Incorporar las Tecnologías de la Información y la Comunicación (TIC) en el proceso de enseñanza y aprendizaje utilizando las Unidades Móviles como estrategia para la realización de actividades pedagógicas en las localidades de difícil acceso	El presente proyecto permitirá contribuir a la formación integral, científica y humanística, haciendo énfasis en los procesos de enseñanza y aprendizaje, mediante la incorporación de las tecnologías de la información y la comunicación (TIC) en el proceso educativo a través de los Móvil-CBIT	4	Unidad	600.000.000

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Centro Nacional de Producción de Software Educativo	Incentivar la producción de contenidos curriculares digitales para satisfacer requerimientos en el sector educación utilizando herramientas de Software Libre	El proyecto consiste en la instalación de un Centro para Producir contenidos Educativos en Formato Digital que aporten a los docentes soluciones para crear, según su entorno, estrategias que contribuyan al desarrollo endógeno regional	1	Centro	430.000.000
Revista Infobit	Divulgar las diversas alternativas que ofrece el estado para promover el uso educativo de las TIC, propiciando la motivación al docente a la incorporación de estas herramientas en sus proyectos pedagógicos	La Revista INFOBIT es una publicación de frecuencia bimensual, de distribución gratuita. Está dirigida principalmente a docentes, con el propósito de motivarles al uso de las Tecnologías de la Información y la Comunicación (TIC) en el proceso de enseñanza y aprendizaje. Asimismo, el programa incluye la información de la Institución y del Gobierno Nacional en torno del tema, a fin de fortalecer el potencial comunicacional de la actual gestión	150.000	Ejemplar	440.000.000
INFOBIT en la Radio	Transmitir una Revista Radiofónica que motive a los docentes a utilizar las tecnologías de la información y la comunicación (TIC) en el proceso de enseñanza y aprendizaje	Es una Revista Radiofónica que se transmite en vivo a través de la Radio Educativa 1050 AM, dirigido principalmente a docentes, con el propósito de motivar al uso de las Tecnologías de la Información y la Comunicación (TIC) en el proceso de enseñanza y aprendizaje. Asimismo, el programa incluye la información de la Institución y del Gobierno Nacional en torno del tema, a fin de fortalecer el potencial comunicacional de la actual gestión	50	Programa	84.000.000
Red Nacional de Actualización Docente Mediante el uso de las Tecnologías de la Información y la Comunicación (RENADIT)	Incorporar en una Red a personas vinculadas a la formación Docente en las diversas áreas del conocimiento, mediante el uso de las Tecnologías de la información y la Comunicación (TIC) en el proceso de enseñanza y aprendizaje	La Red Nacional de Actualización Docente mediante el uso educativo de la Informática y la Telemática (RENADIT). Es un proyecto con fines didácticos, dirigido a docentes de cualquier área del conocimiento y nivel educativo, profesionales, investigadores, personal de los Centros Bolivarianos de Informática y Telemática (CBIT), el cual propicia la conformación de una Red que incorpore a los diferentes entes relacionados con la formación permanente del ámbito educativo, como es el caso de Instituciones de Educación Superior, Docentes del MED, Organizaciones Asociadas a las TIC en Educación, Laboratorios de Computación e Informática, Infocentros, CBIT, entre otros	36.000	Capacitación	1.481.740.000
Oficina de Apoyo Comunitario	Suministrar información a los ciudadanos que acuden a FUNDABIT, sobre los diversos programas que emprende el Gobierno Nacional a través de la Economía Social: Cooperativas, Micro Créditos, Misiones, Desarrollo Endógeno, entre otros	Brindar atención a los ciudadanos que acuden a la Fundación Bolivariana de Informática y Telemática (FUNDABIT), solicitando información sobre los programas ejecutados por la institución, así como orientación y apoyo para la formulación de Proyectos Educativos y Sociales que incorporan las Tecnologías de la Información y la Comunicación (TIC) como medio para alcanzar el desarrollo integral del individuo y de su entorno	2.500	Persona	217.000.000
Propuesta de Ley de Informática Educativa	Regular el uso de las TIC en el ámbito Educativo Nacional	Instrumento legal que regule el uso de las TIC en los Centros Educativos del País con la finalidad de dar cumplimiento al mandato constitucional establecido en el Art. 108 de la Constitución de la República Bolivariana de Venezuela	1	Proyecto	130.000.000

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Creación de una Red WAN para los Centros Bolivarianos de Informática y Telemática (CBIT) instalados a nivel nacional	Ofrecer la Interconexión de los CBIT y el Servicio de INTERNET, así como la incorporación de una Plataforma de Comunicaciones Propias, con cobertura nacional especialmente en las zonas más remotas, que servirá de base a los programas gubernamentales	El Proyecto consiste en la interconexión de Centro Bolivarianos de Informática y Telemática (CBIT) a nivel Nacional (RED WAN E INTERNET)	600	Centro	10.370.400.000
Diversificar los servicios en formato WEB a Docentes, Alumnos, Comunidad y Padres y representantes a través de Portal Educativo	Ser la puerta de entrada a Docentes, Alumnos y todas aquellas personas interesadas en mejorar la calidad de la Educación, a un espacio WEB Interactivo en donde se pueda acceder a una serie de contenidos y materiales educativos	Es un espacio que brinda a Docentes, estudiantes y Personas en General contenidos y servicios educativos bajo formato WEB que permitan compartir experiencias en tiempo Real y Diferido a través de Correos, Foros, Chat, entre otras herramientas de Tecnologías de la Información y la Comunicación	180	Publicación	600.000.000
Instalación de Celdas Solares en Escuelas Dependientes del MED ubicadas en zonas de difícil acceso	Dotar de una solución Tecnológica que permita dar una alternativa energética a las escuelas ubicadas en zonas de difícil acceso en las cuales el sistema energético nacional no llega	El presente proyecto tiene como propósito dotar de celdas solares a instituciones educativas que no están conectadas con la Red de Energía Eléctrica Nacional, con la finalidad de integrarlos a la sociedad de la información	253	Instalación	1.735.400.000

* FUNDACIÓN MEDIOS AUDIOVISUALES AL SERVICIO DE LA EDUCACIÓN (EDUMEDIA)

OBJETIVO:

Realizar la implementación, desarrollo y difusión de contenidos educativos, mediante el uso de tecnología informativa de punta (medios audiovisuales e impresos), para contribuir con el proceso educativo nacional, facilitando a la sociedad el acceso al conocimiento y a la información, todo ello enmarcado en el principio participativo de la democracia y con sentido de igualdad de oportunidades.

Para el año 2006 están previstas las siguientes acciones, a través del Proyecto indicado:

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Producciones Audiovisuales Innovadoras (TV, Radio e Informática)	Proporcionar Producciones Audiovisuales Innovadoras, Científicas y Humanísticas que garanticen la producción, preservación, conservación enriquecimiento y restauración del Patrimonio Cultural y Memoria Histórica de la Nación	Producciones Audiovisuales con fines Educativos para la creación de espacios que incentiven una cultura con sentido de venezolanidad y disposición al cambio desarrollando competencias para la resolución de problemas sociales y el mejoramiento de la calidad de vida	175	Audiovisual	1.098.400.000

SERVICIO NACIONAL AUTÓNOMO DE ATENCIÓN INTEGRAL A LA INFANCIA Y A LA FAMILIA (SENIFA)

OBJETIVO:

Promover, financiar y asesorar a Organizaciones Comunitarias, Gobiernos Regionales y Locales, dentro de un esquema de responsabilidad compartida, con la finalidad de apoyar el desarrollo integral de la infancia y su familia en situación de pobreza.

Para el año 2006 están previstas las siguientes acciones, a través del Proyecto indicado:

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Atención Integral a Niños y Niñas de 0 a 6 Años de Edad, Adolescentes y Familias	Atender integralmente a Niños y Niñas de 0 a 6 Años de Edad, Adolescentes y Familias en situación de Pobreza	Atención Integral, a Niños, Niñas, Adolescentes y Familias a través de los Hogares de Atención Integral (HOGAIN) Comunitarios y Hogain Familias	300.000	Niño Atendido	267.355.300.000

ORGANISMOS ADSCRITOS AL DESPACHO DEL VICEMINISTRO DE ASUNTOS EDUCATIVOS

FUNDACIÓN DE EDIFICACIONES Y DOTACIONES EDUCATIVAS (FEDE)

OBJETIVO:

La disponibilidad de una infraestructura y dotación en condiciones adecuadas para el funcionamiento resulta fundamental para el éxito de las acciones que se han venido desarrollando en cuanto a la ampliación de la cobertura de la matrícula en todos los niveles y modalidades del sistema escolar y la calidad de la educación.

Igualmente, como complemento de las acciones que sustentan la política educativa del Despacho del Viceministro de Asuntos Educativos, se implementarán los siguientes proyectos a través de FEDE durante el año 2006:

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Ampliación y mejoramiento de la educación inicial y básica de jornada completa y atención integral - BID	Contribuir al mejoramiento de la calidad de la educación, ampliación de la cobertura y aumento de la equidad y la eficiencia del sistema educativo venezolano, mediante el fortalecimiento de la gestión del ministerio de educación y deportes, la construcción, rehabilitación y equipamiento de centros educativos.	El proyecto a ser financiado por el BID, consta de tres componentes: 1. fortalecimiento técnico de la gestión del MED, para mejorar su capacidad de gestión. 2. expansión de la educación inicial y básica, construcción de centros de inicial y básica, centros bolivarianos de informática y telemática, rehabilitación, equipamiento y mantenimiento preventivo y correctivo. 3. mejoramiento de la calidad de la educación (formación y actualización de docentes, directivos y supervisores; etc.)	60	Escuela	52.000.000.000
Rehabilitación de escuelas para su conversión en bolivarianas	Mejorar, acondicionar y ampliar los espacios educativos en los niveles de preescolar y básica, para dar cumplimiento a las políticas del Ejecutivo Nacional y del MED, en cuanto a la conversión de todos los planteles oficiales a escuelas bolivarianas de jornada completa y atención integral.	Consiste en la reparación, ampliación, dotación y mantenimiento de edificaciones escolares en los niveles de inicial y básica, para proveerlos de espacios seguros, confortables y suficientes para la adecuación al concepto de escuela bolivariana, que coadyuven en la consecución del modelo de atención integral de jornada completa.	85	Escuela	60.000.000.000
Plan especial para la construcción de aulas de preescolar y rehabilitación de escuelas bolivarianas II etapa	Ampliar la oferta educativa en el nivel de preescolar mediante la construcción de aulas, a objeto de contribuir a superar el déficit de cobertura de atención a la población en edades entre los 3 y 6 años. reparar y ampliar la planta física instalada para su conversión a la concepción de educación bolivariana.	Consiste en la construcción de aulas de preescolar, aprovechando la disponibilidad de terrenos en edificaciones escolares existentes, así como la reparación, ampliación, dotación y mantenimiento de escuelas oficiales desde el nivel de preescolar hasta la segunda etapa de básica, para la implantación de la jornada completa. El plan especial construcción de aulas de preescolar y rehabilitación de escuelas bolivarianas II etapa, ha recibido financiamiento a través de la ley especial de endeudamiento de los años 2004 y 2005 y requiere la asignación de recursos que permitan su culminación.	21 7	Aula Escuela	9.025.000.000

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Investigación de especificaciones técnicas y normativa de mobiliario y equipo escolar.	Actualizar y normar el diseño actual del mobiliario y equipo escolar, bajo la concepción de una línea de diseño flexible, ampliable y económico para los diferentes niveles y modalidades educativas.	Elaboración de estudios para la actualización de las especificaciones técnicas y normativas de las diferentes topologías de mobiliario y equipo escolar, manteniendo la premisa de una línea de mobiliario y equipo abierto, flexible y económico, que se adapte a los nuevos requerimientos tecnológicos de fabricación de materiales y que permitan a su vez incorporar a la mediana y pequeña industria y cooperativa en la fabricación de este importante renglón	2	Estudio	156.009.415
Rehabilitación de liceos para su conversión en bolivarianos	Adecuar y desarrollar la planta física de los liceos para su conversión al concepto de liceo bolivariano, mediante la rehabilitación de lo existente y la creación de los espacios acordes a las necesidades pedagógicas, culturales y deportivas.	El proyecto consiste en la reparación, ampliación y creación de nuevos espacios, dotación de mobiliario y mantenimiento de edificaciones educativas con iii etapa de educación básica y media diversificada.	15	Liceo	50.000.000.000
Atención de la planta física educativa a nivel nacional e inclusión al sistema educativo bolivariano a través de convenios especiales con la empresa privada, las gobernaciones, alcaldías, pdvsa y empresas filiales de pdvsa	Rehabilitar, construir y adecuar la planta física educativa a nivel nacional que presenta un alto grado de deterioro y no han sido incorporados al sistema educativo bolivariano, a través de la cogestión entre empresa privada, las gobernaciones, alcaldías, pdvsa y empresas filiales de pdvsa.	Promover la cogestión a través de alianzas estratégicas con empresa privada, las gobernaciones, alcaldías, pdvsa y empresas filiales de pdvsa, a los fines de atender aquellos planteles que presentan un alto grado de deterioro que no han sido incorporados formalmente al sistema educativo bolivariano.	6	Escuela	7.000.000.000
Construcción de Simoncitos	Rehabilitar los preescolares existentes para adecuar sus espacios al concepto de educación inicial (simoncitos), así como construir nuevos centros simoncitos, a fin de contribuir a la universalización de la educación preescolar para niños y niñas entre los 3 y 6 años y ampliar la cobertura para la inserción al sistema educativo de la población entre 0 y 3 años.	El proyecto está dirigido a la construcción, dotación y mantenimiento de simoncitos, a objeto de ofrecer una atención integral a la población escolar de 0 a 6 años en espacios dignos.	148	Centro	30.000.000.000

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Conservación y mantenimiento preventivo de edificaciones educativas construidas o rehabilitadas integralmente, ejecutado por las comunidades organizadas, a través de las estructuras establecidas en los reglamentos de comunidades educativas, mesas técnicas comunitarias y asociaciones cooperativas	Garantizar la continuidad de la calidad de la edificación educativa rehabilitada integralmente en pro del derecho social escolar de los niños, niñas y adolescentes	Ejecución del mantenimiento preventivo de la planta física educativa, que se encuentra rehabilitada integralmente o recién construida, involucrando la participación de las comunidades educativas capacitándolas en la conservación y a través de la contratación de asociaciones cooperativas para ejecutar el mantenimiento, generando empleos directos e indirectos.	6.578	Aula	10.360.499.989
Construcción, ampliación y mejora de escuelas indígenas ubicadas en los estados Amazonas, Anzoátegui, Apure, Bolívar, Delta Amacuro, Monagas, Sucre y Zulia.	Ampliar, construir y mejorar la Infraestructura educativa ubicada en los asentamientos indígenas warao, piaroa, kariña, wayuu y pume, de los estados amazonas, anzoátegui, apure, bolívar, delta amacuro, monagas, sucre y zulia.	Fortalecer el sistema educativo en las poblaciones indígenas, en cuanto a la planta física educativa, mediante la construcción, adecuación y rehabilitación a corto plazo, de su infraestructura, contribuyendo a mejorar la calidad de vida de cada una de las etnias a ser atendida en el marco de esta propuesta, respetando su identidad, cultura, valores.	4	Escuela Construida	20.000.000.000
			8	Escuela Rehabilitada	
Adecuación y reforzamiento estructural de edificaciones escolares altamente vulnerables ante la amenaza sísmica	Reducir la vulnerabilidad de la planta física escolar diseñada o construida antes de la actualización de la norma sismorresistente a través de la adecuación, reforzamiento y rehabilitación de edificaciones escolares tipo "cajetón m.o.p-mindur" con configuración estructural deficiente.	Reducir la vulnerabilidad de la planta física educativa, ubicada en el ámbito nacional realizando adecuaciones estructurales, reforzamiento y rehabilitaciones, aplicando la normativa vigente y preparando a las comunidades educativas, en el marco del programa nacional de gestión de riesgo y reducción que adelanta el ejecutivo nacional.	10	ESCUELA	25.000.000.000
Rehabilitación y ampliación de escuelas de los distintos niveles educativos, en el ámbito nacional	Garantizar espacios confortables, seguros y suficientes para el adecuado desarrollo del proceso enseñanza-aprendizaje, con la finalidad de coadyuvar en la inserción y prosecución de niños y jóvenes en el sistema educativo.	Mediante este proyecto se atenderán planteles oficiales de todos los niveles educativos, a través de acciones de reparación, ampliación, dotación de mobiliario escolar y mantenimiento, en cumplimiento a lo establecido en las líneas generales del plan de desarrollo económico y social de la nación 2001-2007 y el plan estratégico de desarrollo integral de la educación nacional y reducción de los desequilibrios sociales 1999-2006.	69	ESCUELA	80.000.000.000
Mantenimiento correctivo de la edificación educativa ejecutado por asociaciones cooperativas	Garantizar el buen funcionamiento de la edificación educativa rehabilitada integralmente en pro del derecho social escolar de los niños, niñas y adolescentes, incorporados en el sistema educativo bolivariano	A través de la contratación de asociaciones cooperativas, se ejecutaran acciones de mantenimiento correctivo a la planta física educativa que presente deterioro menor al 20% a fin de rehabilitarla integralmente y garantizar su buen funcionamiento	132	ESCUELA	10.000.000.000

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Rehabilitación de 750 escuelas Bolivarianas	Reparar y ampliar la planta física de planteles de los niveles de preescolar hasta la II etapa de básica, para su conversión a escuelas Bolivarianas.	Este proyecto incluye la reparación, ampliación, construcción de aulas, cocinas, canchas deportivas, dotación de mobiliario y equipos y mantenimiento. Se ha financiado con recursos otorgados a través de la ley especial de endeudamiento de los años 2004 y 2005 y se requiere de la asignación de recursos a través de esta ley para asegurar su continuidad y conclusión.	8	Escuela	5.000.000.000
Tramitación y cancelación de los servicios básicos del sistema educativo	Suministrar y cancelar los servicios básicos, en coordinación con las empresas prestadoras de los mismos, a los planteles y oficinas administrativas del MED y FEDE, a objeto de coadyuvar en el buen funcionamiento de las actividades educativas.	Mediante este proyecto se atiende el suministro de los servicios básicos de electricidad, gas, agua, teléfono, aseo y condominio a los planteles nacionales y unidades administrativas dependientes del ministerio de educación y deportes	32.757	Centro Atendido	60.026.603.886
Elaboración de proyectos de ingeniería de detalle de nuevas construcciones, ampliaciones y remodelaciones de edificaciones educativas	Elaborar proyectos de ingeniería de nuevas construcciones, ampliaciones y remodelaciones de escuelas.	Elaborar proyectos de ingeniería de detalle en nuevas construcciones de escuelas bolivarianas, centros de educación inicial-simoncitos, preescolares y liceos bolivarianos, como también ampliaciones y rehabilitaciones en los distintos planteles educativos, cuyo diseño se ajuste a la nueva concepción de educación integral y de calidad para todos, a objeto de dar respuesta oportuna a las demandas formuladas por el Ministerio de Educación y Deportes a través de las zonas educativas, comunidades educativas, asociaciones de vecinos y otros entes oficiales.	148	Proyecto	5.000.000.000
Rehabilitación de edificaciones escolares con valor patrimonial o que representen un ícono para su comunidad por ser un punto de referencia social histórico y cultural.	Rehabilitar la planta física educativa de los planteles con valor patrimonial o que representen un icono para su comunidad por ser un punto de referencia social histórico y cultural, a los fines de restituir sus condiciones originales, adecuándola a la normativa técnica vigente.	Establecer acciones a fin de convertir al edificio escolar en el reflejo de la política bolivariana de educación, implementando acciones para la atención de la planta física educativa de manera oportuna y eficiente a través de la cogestión con organismos gubernamentales, no gubernamentales, empresas privadas y asociaciones civiles.	13	Escuela	30.000.000.000
Ampliación y mejoramiento de la educación inicial y básica de jornada completa y atención integral - CAF	construir nuevos centros simoncitos, a fin de ampliar la cobertura para la inserción al sistema educativo de niños y niñas entre los 0 y 3 años y contribuir a la universalización del nivel preescolar para la población entre los 3 y 6 años.	Construcción de centros simoncitos, para la atención integral en jornada completa de niños de edades comprendidas entre 0 y 6 años, con la finalidad de garantizar a la matrícula espacios confortables y seguros y satisfacción de las necesidades básicas.	6	Centro	10.000.000.000

NOMBRE	OBJETIVO ESPECÍFICO DEL PROYECTO	DESCRIPCIÓN	META DEL PROYECTO 2006		MONTO EN Bs.
			CANTIDAD	UNIDAD DE MEDIDA	
Alquileres, adquisiciones e indemnizaciones de inmuebles para uso educativo y otras dependencias administrativas adscritas al med.	Alquilar, adquirir e indemnizar inmuebles para uso educativo y de otras dependencias administrativas adscritas al med., a objeto de ubicar a la matricula en espacios adecuados para el proceso educativo.	Administrar los recursos asignados para garantizar el fiel cumplimiento de las obligaciones que se generan con motivo de los contratos de arrendamiento suscritos entre FEDE y los particulares (cancelación de alquileres, indemnizaciones), así como también la adquisición de inmuebles, lo cual permite solucionar la problemática educacional existente en el país por la carencia de planta física.	370	Inmueble	10.000.000.000
Construcción de aulas de preescolar	Construir aulas de preescolar en edificaciones educativas existentes, a objeto de ampliar la cobertura de atención en el nivel y asegurar la incorporación de niños y niñas de 3 a 6 años de edad en el sistema educativo.	Construcción, dotación y mantenimiento de aulas de preescolar en la planta física educativa instalada, con énfasis en las zonas rurales, urbano-marginales, indígenas y fronterizas, a objeto de aumentar la cobertura y ofrecer las condiciones físicas propicias para el mejoramiento de la calidad de atención.	886	Aula	70.000.000.000
Rehabilitación y construcción de escuelas de educación especial	Acondicionar los espacios docentes y administrativos donde se imparte la educación especial y construir sedes propias adaptadas a la normativa, a fin de contribuir a la capacitación de niños y jóvenes con necesidades educativas especiales.	Reparación, ampliación, dotación y mantenimiento de los locales donde funcionan escuelas de educación especial, así como la construcción de sedes propias adaptadas a los requerimientos, según las características y necesidades educativas especiales de los educandos de la modalidad	31	Escuelas	25.000.000.000

INSTITUTO DE PREVISION Y ASISTENCIA SOCIAL PARA EL PERSONAL DEL MINISTERIO DE EDUCACIÓN Y DEPORTES (IPASME)

OBJETIVO:

El IPASME, instituto cuya labor está orientada al desarrollo de un sistema de protección social integral y eficaz para el mejoramiento permanente de la calidad de vida de sus afiliados y beneficiarios, tiene como objetivo fundamental coordinar e integrar a los diversos actores que intervienen en la elaboración y aplicación de políticas sociales para que interactúen en la formulación y ejecución de los planes y proyectos destinados hacia la protección social y mejoramiento de las condiciones de vida de los afiliados y beneficiarios del IPASME.

En este marco, el IPASME orientará sus esfuerzos durante el año 2006 a la ejecución de los siguientes proyectos:

NOMBRE	OBJETIVO ESPECÍFICO DEL PROYECTO	DESCRIPCIÓN	META DEL PROYECTO 2006		MONTO EN Bs.
			CANTIDAD	UNIDAD DE MEDIDA	
Concesión de créditos	Conceder créditos a los afiliados para mejorar su calidad de vida	Mejorar la calidad de vida de los afiliados mediante la concesión de créditos para la adquisición de vivienda, vehículos, computadoras, comerciales y personales	46.113	Financiamiento	549.895.877.958
Atención socio- económica al afiliado	Garantizar al afiliado el apoyo socioeconómico para indemnizar parcialmente los ajustes por servicios médicos no suministrados por el instituto y demás beneficios contractuales del personal afiliado y beneficiario.	Cancelación de 34.816 indemnizaciones por concepto de las cláusulas contractuales del interconvenio interadministrativo del MED y de H.C.M. y contribuciones ordinarias.	34.816	Ayuda Cancelada	15.773.596.365
IPASME va a la escuela	Prestar atención integral (médico-odontológica y recreativa) a niños, niñas, adolescentes, educadores y comunidades cercanas a las escuelas bolivarianas y nacionales, ubicadas en zonas consideradas de mayor exclusión social y así contribuir a mejorar la calidad de vida de los mismos.	Atención (médico-odontológica, recreativa y formativa) a comunidades educativas de las escuelas bolivarianas y nacionales, ubicadas en zonas consideradas de mayor exclusión social, y contribuir al logro del objetivo de la misión barrio adentro de mejorar la calidad de vida de los mismos	114.000	Personas Atendidas	389.689.926
Atención asistencial a los afiliados y beneficiarios	Garantizar la protección integral en salud y calidad de vida	optimización e integración de los servicios asistenciales con la finalidad de mejorar la calidad de vida de la población afiliada y beneficiaria.	4.587.920	Consulta	196.440.618.396
Asistencia cultural, recreativa, deportiva y turística, a los afiliados y beneficiarios del ipasme	Lograr la participación del mayor número posible de afiliados y beneficiarios del ipasme en las acciones estrategias: cultural, recreativa, deportiva y turística desarrolladas por el ipasme	Brindar asistencia turística, cultural, recreativa y deportiva a los afiliados y beneficiarios del ipasme que soliciten los servicios de: excursiones; alojamientos en Ipasmar y Valle Grande; alojamiento por convenios; turismo internacional; presentación de grupos musicales; actividades deportivas.	284.200	Persona Atendida	15.659.865.016

CENTRO NACIONAL PARA EL MEJORAMIENTO DE LA ENSEÑANZA DE LA CIENCIA (CENAMEC)

OBJETIVO:

El Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC) es una Fundación cuya finalidad es mejorar los métodos y medios de enseñanza para que, tanto docentes como alumnos, desarrollen una actitud investigadora y creadora. Su ámbito de acción incluye los Niveles de Educación Básica y de Media Diversificada y Profesional, siendo sus objetivos específicos los siguientes:

- Diseñar y elaborar recursos para el aprendizaje con dotación a planteles a objeto de facilitar y complementar la labor del docente en el aula.
- Desarrollar un programa de formación permanente a distancia para los docentes en servicio utilizando tecnologías de la información y la comunicación.
- Incrementar la atención al docente de ciencias, mediante la optimización de los servicios del centro de documentación y la implementación de los servicios de la red escolar de telecomunicaciones.
- Desarrollar actividades de ciencias recreativas de carácter interactivo y lúdico en lugares públicos para la difusión y el aprendizaje no formal de la ciencia y la tecnología, con la participación activa de la ciudadanía.
- Promover y realizar actividades para despertar el interés y la vocación de los jóvenes por la ciencia y la tecnología.

Para el año 2006 están previstas las siguientes acciones, a través del Proyecto indicado:

NOMBRE	OBJETIVO ESPECÍFICO DEL PROYECTO	DESCRIPCIÓN	META DEL PROYECTO 2006		MONTO EN Bs.
			CANTIDAD	UNIDAD DE MEDIDA	
La Enseñanza de la Ciencia en la Educación Bolivariana	Fortalecer la Acción del Docente a través de un programa continuo de acciones educativas (talleres, cursos, etc.) dirigidos a la actualización en métodos y estrategias de enseñanza en Ciencia y Tecnología orientadas a la formación de valores y al mejoramiento de la calidad de vida de la población	Formación y actualización de docentes en estrategias, métodos y medios innovadores para la enseñanza-aprendizaje de la Ciencia y la Tecnología con el objeto de desarrollar interés, vocación y sensibilidad hacia el conocimiento científico, relacionado directamente con los problemas de su comunidad	596	Taller/ Curso	748.964.700
El Ambiente en la Educación Bolivariana	Sensibilizar, capacitar y formar en Educación Ambiental al Docente Bolivariano a través de un programa continuo de acciones educativas para la protección de la diversidad biológica que garantice el desarrollo sustentable	Formación y actualización en Educación Ambiental a través de Talleres y Cursos dirigidos a Docentes para ofrecerles estrategias, métodos y medios innovadores para la enseñanza – aprendizaje, con el objeto de sensibilizar hacia la conservación de la diversidad biológica	81	Taller/ Curso	297.035.300

METAS

Denominación	Unidad de Medida	Programadas 2006
Educación Preescolar	Alumno	**791-345**
Formal	Alumno	694.934
No Convencional	Alumno	96.411
Educación Básica	Alumno	**3.253.905**
1° a 6° Grado	Alumno	2.045.927 (b)
7° a 9° Grado	Alumno	1.207.978
Educación Media Diversificada y Profesional	Alumno	643.345
Educación Media Diversificada	Alumno	**535.492**
Ciencias	Alumno	508.938
Humanidades	Alumno	26.554
Enseñanza Técnica	Alumno	**107.853**
Agropecuaria	Alumno	13.778
Industrial	Alumno	27.475
Comercial	Alumno	63.975
Promoción Social y Servicios	Alumno	1.288
Educación Para el Hogar	Alumno	101
Artes	Alumno	1.236
Educación de Adultos	Alumno	**329.399**
Educación Básica	Alumno	196.809
Educación Media	Alumno	89.711
Capacitación	Alumno	42.879
Educación Especial	Alumno	**166.921**
Fija	Alumno	28.652
Periódica	Alumno	138.269

(a) Incluye 79 niños y niñas atendidos en los Espacios Alternativos
(b) Incluye 28.713 niños y niñas atendidos en los Espacios Alternativos

▪ ORGANISMO ADSCRITO AL DESPACHO DEL VICEMINISTRO DEL DEPORTE

Le corresponde al Despacho del Viceministro del Deporte la rectoría de la política deportiva del estado venezolano, la cual se enmarca en la directriz estratégica "Garantizar el derecho de la práctica deportiva recreativa de calidad y para todos". Es competencia de este Viceministerio el diseño y ejecución de las políticas, planes y proyectos correspondientes al sector deportivo con fundamento en las políticas nacionales y los lineamientos técnicos y metodológicos emanados de la Oficina Sectorial de Planificación y Presupuesto del Ministerio de Educación y Deportes.

Así mismo, le corresponde propiciar la participación de las organizaciones deportivas y estimular el desarrollo del deporte escolar como componente esencial de la formación integral del hombre en su proceso de desarrollo de potencialidades y fortalezas físicas e intelectuales que eleven el nivel deportivo.

A través de su organismo ejecutor, el Instituto Nacional de Deportes (IND), durante el ejercicio fiscal 2006 desarrollará las siguientes acciones:

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Escuelas y liceos bolivarianos de talento deportivo	Implementar el proceso de detección de talentos y de atención integral, a través de las escuelas y liceos bolivarianos de talento deportivo, como medio para garantizar la reserva deportiva de alto rendimiento nacional.	El proyecto pretende incorporar a la población con condiciones especiales en el desarrollo deportivo al sistema de educación bolivariano. Esto garantizará a largo plazo medallas olímpicas para nuestra patria	98.000	Alumno Atendido	10.000.000.000
Construcción II etapa de las residencias mixtas	Construir residencia mixta con el fin de lograr una infraestructura adecuada capaz de dar alojamiento, un alto grado de confort, recreación y un mayor espíritu de convivencia social	Reducir a corto plazo los costos financieros que genera el alojamiento y preparación de los atletas de alta competencia de nuestras selecciones nacionales, además permitirá al atleta contar con otros servicios como alimentación, atención médica, recreación, entre otros.	1	Obra	8.000.000.000
Masificación y desarrollo de las actividades deportivas, recreativas y para la salud en barrio adentro	Incorporar a los entes deportivos descentralizados al fomento de la cultura física a nivel nacional, garantizando así la masificación, desarrollo, diversificación y sistematización de la actividad deportiva, recreativa y para la salud.	Este proyecto garantiza el apoyo técnico, jurídico, logístico y financiero a los entes deportivos descentralizados de deporte, tanto a nivel municipal como regional, con la finalidad de coadyuvar en el desarrollo de la masificación y sistematización de actividades físicas, deportivas, recreativas y para la salud.	360	Entidad Fortalecida	15.000.000.000

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
·Universidad iberoamericana y caribeña de la actividad física y el deporte- aldeas universitarias	Formar, actualizar y capacitar el talento humano al servicio de la educación física, el deporte y la recreación cuya identidad se reconozca por las actitudes, procedimientos, conceptos, valores y competencias, éticamente responsables y comprometidos con la consolidación del sistema nacional bolivariano	La universidad iberoamericana y caribeña del deporte tendrá como sede la ciudad deportiva de san carlos, estado cojedes, la misma se proyecta a mediano plazo para cubrir todo el país, bajo la estrategia de la municipalización de la educación superior a través de las aldeas universitarias	80.000	Actualización	4.000.000.000
Construcción y reparación de los centros nacionales de ciencias aplicadas al deporte (cenacade)	Construir y reparar centros de ciencias aplicadas al deporte (con el fin de contar con espacios y condiciones adecuadas para realizar una evaluación integral a los atletas de alto rendimiento	Con la construcción de estos centros se desarrollará un programa de atención permanente e integral que garantice la optimización de los atletas y su preparación para las competencias, además de fortalecer la formación, capacitación y actualización del recurso humano del sector	4	Obras	2.197.000.000
III Juegos Deportivos Nacionales Municipales	Incorporar a niños, niñas y adolescentes al sistema deportivo nacional a través de su participación en competencias deportivas organizadas.	Los juegos deportivos nacionales municipales buscan promover la masificación del deporte competitivo en la población juvenil, captar. talentos deportivos y contribuir con el mejoramiento de la salud de la población beneficiada	4.300	Beneficiario	4.000.000.000
Construcción y reparación de los espacios deportivos de las escuelas y liceos bolivarianos de talentos	Construir y reparar espacios deportivos en las escuelas y liceos bolivarianos de talentos	Con este proyecto se pretende optimizar no solamente la planta física sino también todas las áreas anexas lo cual permitirá impartir de una manera más eficaz la educación física y el deporte en armonía con el medio ambiente	50	Obras	3.200.000.000
Creación y fortalecimiento de las escuelas comunitarias y municipales de iniciación deportiva	Fortalecer y crear escuelas comunitarias y municipales de iniciación deportiva con el fin de contribuir a la formación deportiva de niños, niñas y adolescentes del país.	A través de la ejecución del proyecto se pretende incorporar niños, niñas y adolescentes de las diferentes comunidades al desarrollo de conductas motrices y físicas necesarias para la práctica deportiva	301.500	Beneficiario	10.000.000.000

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Desarrollo y fortalecimiento de la educación física y el deporte estudiantil	Mejorar y afianzar la calidad del proceso de organización y ejecución de la educación física y el deporte escolar como base fundamental del sistema deportivo nacional.	Mejorar la calidad del proceso de organización y ejecución del sistema de educación física y deporte escolar con la finalidad de garantizar el acceso y participación a las diferentes actividades deportivas a toda la población en edad escolar en los diferentes niveles y modalidades	1.246.625	Niño Atendido	8.000.000.000
Construcción de techado y reparación de canchas escolares y demás espacios deportivos en las comunidades a nivel nacional	Construir techado y reparar canchas escolares y demás espacios deportivos en las comunidades a nivel nacional	Permite recuperar las instalaciones deportivas las cuales son prioritarias para el impulso y la masificación deportiva escolar y comunitaria, su ejecución ha venido desarrollándose, sin embargo la cobertura no ha sido suficiente para alcanzar niveles óptimos de rendimiento deportivo.	120	Reparación y Mantenimiento	9.400.000.000
Educación y Cultura Deportiva para los Sectores Populares	Propiciar el desarrollo de eventos de masificación y diversificación del deporte recreativo y para la salud, con el propósito de lograr la sensibilización de la población en torno a los beneficios de está práctica.	A través de este proyecto se les brinda apoyo a las diferentes organizaciones para la ejecución de eventos deportivos de gran participación, con el propósito de lograr la sensibilización de la población venezolana en torno a los beneficios de esta práctica	5.401.125	Beneficiario	4.300.000.000
Convenio de Cooperación Internacional	Brindar asistencia técnica deportiva entre ambos países cuba- venezuela para mejorar la calidad de la actividad deportiva en la república bolivariana de venezuela y fomentar los intercambios deportivos entre ambas naciones.	Desarrollar actividades en el ámbito nacional, con el propósito de aunar esfuerzos para fomentar, promover y fortalecer la cooperación técnica y los intercambios deportivos, a los fines de alcanzar un nivel superior de desarrollo deportivo, con la incorporación de 1.400 técnicos cubanos en las comunidades del territorio nacional.	7.680.000	Población Atendida	80.000.000.000
Juegos Deportivos Nacionales Escolares	Incorporar al 50% de la población escolar de la República Bolivariana de Venezuela a la práctica sistemática y organizada de la actividad deportiva.	El proyecto pretende incorporar a la práctica sistemática y organizada el 50% de niños, niñas y adolescentes entre 07 a 16 años, de las diferentes modalidades del sistema educativo con la finalidad de garantizar el proceso de cambio y optimización de la pirámide deportiva nacional y mejorar el proceso de detección de talentos	2.007.639	Alumno	8.000.000.000

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Construcción de módulos de entrenamiento para la iniciación en los deportes de combate en los sectores populares	Construir módulo de entrenamiento para la iniciación en los deportes de combate en los sectores populares	Dentro del proceso para la masificación de algunos deportes catalogados como estratégicos están los deportes de combate, con la construcción de los módulos garantizamos que muchas personas practiquen de manera sistemática estas actividades	10	Obra	3.000.000.000
Deporte Sectorial	Atender a los sectores poblacionales (militar, penitenciario, laboral, indígena, discapacitados, adulto mayor) en materia de actividades físicas para la salud, deporte y recreación.	Este proyecto permite ampliar en forma exitosa la incorporación masiva a la actividad, sin menoscabar su idiosincrasia	1.500	Beneficiario	4.000.000.000
Transformación curricular de la educación física	Construir el currículo para el mejoramiento de la calidad de la educación física en todo el sistema educativo para elevar el nivel de formación integral de la población venezolana.	Desarrollar la planificación y evaluación del currículo de la educación física en el sistema educativo bolivariano en todos los niveles y modalidades y misiones educativas.	1	Proyecto / Plan	3.470.000.000
Construcción reparación y mantenimiento de campos béisbol de diversas categorías a nivel nacional	Construir, reparar campos de béisbol de diversas categorías para el desarrollo de este deporte a nivel nacional	Este proyecto busca la masificación del deporte nacional, que todos los municipio cuenten con espacios acondicionados para la práctica sistemática del béisbol, y con ello contribuir con la participación, el acceso, la permanencia, la equidad y la disminución de las brechas socio deportivas que se tiene con la población.	5	Obras	2.000.000.000
Deporte Profesional	Fortalecer vínculos de cooperación entre el sector público y profesional	Conformación de una comisión nacional de deporte profesional con el fin fortalecer vínculos con el deporte aficionado	6	Convenio	800.000.000
Construcción reparación y mantenimiento de los centros de alto rendimiento	Construir, reparar y mantener las instalaciones de los centros de alto rendimiento	En Venezuela ha habido una relativa inversión para el desarrollo de la infraestructura deportiva del país, sin embargo estas instalaciones no son suficientes, aunado al progresivo deterioro en que muchas de ellas se encuentran, restringiendo así el desarrollo del deporte de alto rendimiento.	5	Obras	6.000.000.000

Nombre	Objetivo Específico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Ligas deportivas nacionales e internacionales de rendimiento	Impulsar la organización y funcionamiento de las ligas deportivas nacionales para la organización y participación en eventos nacionales e internacionales en cooperación y coordinación con el despacho del viceministro del deporte.	Participación de los atletas de nivel estudiantil y de alto rendimiento deportivo en competencias deportivas durante todo el año de forma sistemática y organizada en todo el territorio nacional, para contribuir al desarrollo deportivo nacional.	49	Apoyo	10.000.000.000
Recuperación de pistas de atletismo a nivel nacional	Construir y reparar las pistas de atletismo a nivel nacional	Construir y reacondicionar las pistas de atletismo a la normativa vigente, para la competencia de alto rendimiento, el IND se propone impulsar el desarrollo progresivo que ha logrado esta disciplina en estos últimos años.	3	Instalación	3.000.000.000
Centros nacionales de ciencias aplicadas al deporte (cenacade)	Garantizar la salud integral de los atletas y desarrollar las ciencias aplicadas al deporte	Desarrollar un sistema de control biomédico psicológico y biomecánico del entrenamiento deportivo apoyado en las ciencias aplicadas al deporte, así como en la atención de la población en general que practique la actividad física, desarrollando además líneas de investigación, formación y capacitación del recurso humano.	25	Centro/ Equipo	30.000.000.000
Juegos Deportivos Nacionales	Apoyar los compromisos financieros del comité organizador de los XVI Juegos Deportivos nacionales andes 2005, la apertura del comité de los xvii juegos deportivos 2007 y el desarrollo de la primera parte de la infraestructura de los juegos deportivos nacionales 2007	Desarrollar la infraestructura deportiva regional de los estados sedes a través de la reparación y construcción, así como el apoyo logístico y financiero al comité organizador para garantizar la realización de los XVII Juegos Deportivos Nacionales 2007	2	Apoyo	4.000.000.000
Esperanzas elites olímpicas y paralímpicas	Garantizar nivel competitivo superior de los atletas olímpicos y paraolímpicos, en los juegos del ciclo olímpico	Atención especial a los atletas élites olímpica y paraolímpico para su preparación nacional e internacional	150	Apoyo	6.400.000.000
Copa américa de fútbol venezuela 2007	Apoyar los compromisos financieros del comité organizador de la copa américa de fútbol venezuela 2007 y el desarrollo de la infraestructura deportiva para la realización del evento.	Atención especial a los atletas élites olímpica y paralímpicos para su preparación nacional e internacional.	8	Reparación y Mantenimiento	86.000.000.000

Nombre	Objetivo Especifico del Proyecto	Descripción	Meta del Proyecto 2006		Monto en Bs.
			Cantidad	Unidad de Medida	
Cogestión del sector deportivo	Apoyar logística y financieramente a las federaciones deportivas nacionales en la organización y participación de eventos nacionales e internacionales y en su funcionamiento administrativo. Fortalecer a los institutos regionales de deporte del país con la aplicación de nuevas tecnologías.	Las federaciones deportivas nacionales y los entes deportivos regionales del país , son organizaciones que respaldan la preparación y la participación de los atletas venezolanos en competencias nacionales e internacionales de alto nivel, ello requiere de todo un trabajo conjunto en materia logística, científica y formativa del RRHH involucrado, que es responsabilidad del ind apoyar en todas sus instancias con miras de posicionar a venezuela en los mas altos sitiales del deporte competitivo mundial	89	Apoyo	50.316.207.688
Asistencia socio integral al atleta y al exatleta	Brindar asistencia integral (económica, educativa, social, médica, alimentaria y recreativa) al atleta y ex-atleta de alto rendimiento contribuyendo al desarrollo de su nivel competitivo nacional e internacional, y a su conformación como ciudadano útil para el país luego de su retiro	Este proyecto tiene como objetivo básico y fundamental, prestar asistencia integral a los atletas y ex-atletas, mediante la conformación de un sistema coordinado de bienestar integral, que toma al atleta como un ser bio-psicosocial con necesidades de diversa índole necesarias de satisfacer de manera tal que éste se sienta protegido y pueda dedicarse con entera calma a la práctica de actividades deportivas competitivas.	2.000	Apoyo	26.489.000.000
Ciclo olímpico (juegos suramericanos de bolivia y centro americano de colombia)	Garantizar la preparación específica y la participación de las selecciones nacionales en dos (2) eventos fundamentales de los ciclos olímpicos (suramericanos y centroamericanos)	Se pretende garantizar la participación de las selecciones nacionales a dos (2) eventos fundamentales del ciclo olímpico durante el año 2006 (suramericano y centroamericano y del caribe), brindándole a la delegación venezolana dotación genérica y especifica, alimentación alojamiento y transporte nacional e internacional.	1.500	Atletas Atendidos	45.458.092.312
Simoncito Deportivo	Brindar las herramientas pedagógicas necesarias para contribuir al desarrollo integral (cognoscitivo-psicomotor) de niños en educación inicial a través de las disciplinas deportivas de gimnasia, natación y ajedrez.	Implementa programas de masificación y difusión de los principios técnicos deportivos (cognoscitivos y psicomotores), y su aplicación a través de las disciplinas ajedrez, natación y gimnasia a niños/as de 0 a 6 años de edad	31.440	Niño atendido	6.000.000.000

OTROS PROYECTOS DEL MINISTERIO DE EDUCACIÓN Y DEPORTES

CÓDIGO	DENOMINACIÓN DEL PROYECTO	MONTO BS.
26.805	Promoción y Divulgación de los Programas y Proyectos del Sector Educación en los Países del Hemisferio	208.500.000
29.409	Desarrollo y Profundización de la Educación Bolivariana, en el Marco del Convenio Cooperación Internacional	16.669.100.000

PROYECTOS POR ENDEUDAMIENTO

CÓDIGO	DENOMINACIÓN DEL PROYECTO	MONTO BS.
31.196	Fortalecimiento y Modernización de la Educación Técnica	36.062.166.956
31.199	Modernización de la Educación Técnica	498.294.750
31.200	Modernización de la Dotación de las Escuelas Técnicas	4.461.538.294

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley especial de Endeudamiento	Otros Ingresos Extraordinarios	
100007000	Promoción y divulgación de los programas y proyectos del sector educación en los países del hemisferio	Actividad	82	206.000.000			206.000.000
100008000	Fortalecimiento y modernización de la educación técnica y media diversificada	Escuela	21	102.110.428.307			102.110.428.307
100009000	Fortalecimiento de la educación indígena e intercultural bilingüe	Escuela	842	2.456.977.170			2.456.977.170
100010000	Desarrollo y profundización de la educación bolivariana, en el marco del convenio cooperación internacional	Profesor	8.329	16.669.100.000			16.669.100.000
100011000	Modernización de la educación técnica	Escuela	74		498.294.750		498.294.750
100012000	Fortalecimiento y modernización de la educación técnica	Escuela	128		36.062.166.956		36.062.166.956
100013000	Modernización de la dotación de las escuelas técnicas	Escuela	75		4.461.538.294		4.461.538.294

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
100014000	Sistema inclusivo bolivariano de educación de adultos	Alumno	1.500.000	632.905.295.142			632.905.295.142
100015000	Transferencias para financiar los proyectos de la Academia Nacional de la Historia	Bolívares	861.300.000	861.300.000			861.300.000
100016000	Transferencias para financiar los proyectos del Instituto Nacional de la Juventud (INJ)	Bolívares	56.438.500.000	56.438.500.000			56.438.500.000
100017000	Transferencias para financiar los proyectos de la Academia Nacional de la Medicina	Bolívares	324.100.000	324.100.000			324.100.000
100018000	Transferencias para financiar los proyectos de la Fundación Bolivariana de Informática y Telemática (FUNDABIT)	Bolívares	93.947.070.000	93.947.070.000			93.947.070.000
100019000	Transferencias para financiar los proyectos de la Academia Nacional de Ciencias Políticas y Sociales	Bolívares	538.400.000	538.400.000			538.400.000
100020000	Transferencias para financiar los proyectos de la Academia Venezolana de la Lengua	Bolívares	117.400.000	117.400.000			117.400.000
100021000	Transferencias para financiar los proyectos de la Academia Nacional de Ciencias Económicas	Bolívares	233.900.000	233.900.000			233.900.000
100022000	Transferencias para financiar los proyectos de la Academia Nacional de Ciencias Física, Matemáticas y Naturales	Bolívares	147.100.000	147.100.000			147.100.000
100023000	Transferencias para financiar los proyectos del Instituto Nacional de Deportes (IND)	Bolívares	453.030.300.000	453.030.300.000			453.030.300.000
100024000	Transferencias para financiar los proyectos de la Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	Bolívares	1.046.000.000	1.046.000.000			1.046.000.000
100025000	Transferencias para financiar los proyectos de la Academia de la Ingeniería y el Hábitat	Bolívares	37.700.000	37.700.000			37.700.000
100026000	Transferencias para financiar los proyectos del Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	Bolívares	267.355.300.000	267.355.300.000			267.355.300.000

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

COD	CONCEPTO	META		FUENTE DE FINANCIAMIENTO			PRESUPUESTO 2006
		UND. MEDIDA	CANTIDAD	RECURSOS ORDINARIOS	LEY ESPECIAL DE ENDEUDAMIENTO	OTROS INGRESOS EXTRAORDINARIOS	
100027000	Transferencias para financiar los proyectos de la Fundación de Edificaciones y Dotaciones Educativas (FEDE)	Bolívares	624.922.400.000	538.897.400.000	86.025.000.000		624.922.400.000
100028000	Transferencias para financiar los proyectos de la Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	Bolívares	1.098.400.000	1.098.400.000			1.098.400.000
100029000	Transferencias para financiar los proyectos del Instituto de Previsión y Asistencia Social para el Personal del MED (IPASME)	Bolívares	313.804.687.638	313.804.687.638			313.804.687.638
100030000	Proyecto Nacional de Escuelas Bolivarianas	Escuela	6.978	3.474.277.119.476			3.474.277.119.476
100031000	Educación Inicial	Alumno	1.417.825	1.006.460.496.024			1.006.460.496.024
100032000	Liceo Bolivariano Adolescencia y Juventud para el Desarrollo Endógeno y Soberano	Liceo	1.129	1.581.311.499.849			1.581.311.499.849
100033000	Escuelas Técnicas Robinsonianas	Escuela	239	302.242.657.655			302.242.657.655
100034000	Fortalecimiento de la atención integral a niños, niñas, jóvenes y adultos con necesidades especiales	Alumno	190.166	279.087.137.259			279.087.137.259
	TOTAL			9.125.604.268.520	127.047.000.000		9.252.651.268.520

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
100001000	Dirección y Coordinación de los Gastos de los Trabajadores	842.844.047.258			842.844.047.258
100002000	Gestión Administrativa	534.196.588.232			534.196.588.232
100003000	Previsión y Protección Social	1.164.491.095.990			1.164.491.095.990
	TOTAL	2.541.531.731.480			2.541.531.731.480

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO.
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**307.131**	**1.946.042.921.132**
- Directivo	458	5.561.412.444
- Profesional y Técnico	10.166	122.998.209.208
- Personal Administrativo	49.139	166.076.187.196
- Personal Docente	177.214	1.302.563.435.154
- Obrero	70.154	348.843.677.130
Personal Fijo a Tiempo Parcial	**127.759**	**732.847.847.875**
- Personal Docente	127.759	732.847.847.875
Personal Contratado	**889**	**15.998.494.273**
- Empleados (Docentes y Administrativos)	889	15.998.494.273
TOTAL	**435.779**	**2.694.889.263.280**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

Cód.	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	7.051.092.110.356			7.051.092.110.356
4.02	Materiales, Suministros y Mercancías	475.751.389.382			475.751.389.382
4.03	Servicios no Personales	138.691.307.022	5.127.750.000		143.819.057.022
4.04	Activos Reales	149.763.160.662	35.894.250.000		185.657.410.662
4.07	Transferencias y Donaciones	3.851.838.032.578	86.025.000.000		3.937.863.032.578
	TOTAL	11.667.136.000.000	127.047.000.000		11.794.183.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Cód.	Denominación	Fuente de financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	2.014.329.757.638	86.025.000.000		2.100.354.757.638
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.579.182.957.969			1.579.182.957.969
4.07.01.03.00	Transferencias corrientes internas al sector público	1.579.182.957.969			1.579.182.957.969
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.175.378.270.331			1.175.378.270.331
	- A0049 Instituto Nacional de Deporte (IND)	602.030.300.000			602.030.300.000
	- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	272.099.600.000			272.099.600.000
	- A0135 Academia Nacional de Ciencias Económicas	310.600.000			310.600.000
	- A0136 Academia Nacional de Ciencias Física, Matemáticas y Naturales	372.800.000			372.800.000
	- A0137 Academia Nacional de Ciencias Políticas y Sociales	721.000.000			721.000.000
	- A0138 Academia Nacional de la Historia	1.199.600.000			1.199.600.000
	- A0139 Academia Venezolana de la Lengua	233.000.000			233.000.000
	- A0140 Academia Nacional de la Medicina	525.900.000			525.900.000
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	126.257.900.331			126.257.900.331

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	3.113.500.000			3.113.500.000
	- A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	1.967.700.000			1.967.700.000
	- A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)	93.947.070.000			93.947.070.000
	- A0911 Academia de la Ingeniería y el Hábitat	213.700.000			213.700.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- A0938 Instituto Nacional de la Juventud	72.385.600.000				72.385.600.000
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	403.804.687.638				403.804.687.638
	- A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)	403.804.687.638				403.804.687.638
4.07.03.00.00	Transferencias y donaciones de capital internas	435.146.799.669		86.025.000.000		521.171.799.669
4.07.03.03.00	Transferencias de capital internas al sector público	435.146.799.669		86.025.000.000		521.171.799.669
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	435.146.799.669		86.025.000.000		521.171.799.669
	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	435.146.799.669		86.025.000.000		521.171.799.669

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	437.522.941.714			437.522.941.714
4.07.01.00.00	Transferencias y donaciones corrientes internas	437.522.941.714			437.522.941.714
4.07.01.01.00	Transferencias corrientes internas al sector privado	437.522.941.714			437.522.941.714
4.07.01.01.70	Subsidios educacionales al sector privado	424.125.517.824			424.125.517.824
	- S0063 Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	200.000.000			200.000.000
	- S1040 Convenio ME - AVEC	410.223.600.000			410.223.600.000
	- S1041 Planteles no Afiliados al Convenio	360.000.000			360.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1451 Instituto Venezolano de Capacitación Profesional de la Iglesia	9.373.000.000			9.373.000.000
	- S1525 Asociación Civil del Ministerio de Educación, Cultura y Deportes (ASOCIMECD)	650.285.700			650.285.700
	- S1541 Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (Fundalatin)	247.260.000			247.260.000
	- S1548 Unidad Educativa Francisco Suárez - El Tocuyo Estado Lara	50.000.000			50.000.000
	- S1572 Fundación Jóvenes Indígenas del Internado Madre Mazzarello, Municipio Autónomo Atures del Estado Amazonas	12.000.000			12.000.000
	- S1573 Unidad Educativa "Simón Rodríguez", Municipio Juan Antonio Sotillo del Estado Anzoátegui	9.240.000			9.240.000
	- S1574 Asociación Civil Unidad Educativa Santa Eulalia, Municipio Bolívar del Estado Anzoátegui	12.900.000			12.900.000
	- S1575 Unidad Educativa Virgen de Betania, Municipio Biruaca del Estado Apure	19.800.000			19.800.000
	- S1576 Centro de Capacitación Comercial y Administrativa Elorza, Municipio Rómulo Gallegos del Estado Apure	22.500.000			22.500.000
	- S1577 Unidad Educativa Escuela Básica Privada Simón Rodríguez, Municipio Girardot del Estado Aragua	14.400.000			14.400.000
	- S1578 Escuela Básica Bolivariana, Municipio Libertador del Estado Aragua	19.920.000			19.920.000
	- S1579 Unidad Educativa Básica Bortolomé Salom, Municipio Girardot del Estado Aragua	21.516.000			21.516.000
	- S1580 Unidad Educativa Colegio Bicentenario 2, Municipio Santiago Mariño del Estado Aragua	22.680.000			22.680.000
	- S1582 Unidad Educativa Escuela Básica Privada "Paraíso del Niño", Municipio Mario Briceño Iragorry del Estado Aragua	8.988.000			8.988.000
	- S1583 Unidad Educativa Rogelio Foubert, Municipio Sucre del Estado Aragua	25.200.000			25.200.000
	- S1585 Asociación Civil Congregación Hermanas Agustinas, Municipio Girardot del Estado Aragua	9.600.000			9.600.000
	- S1586 Unidad Educativa Privada Casa de Dios, Municipio Girardot del Estado Aragua	26.400.000			26.400.000
	- S1587 Unidad Educativa Juan Pablo II, Municipio Bolívar del Estado Barinas	26.400.000			26.400.000
	- S1588 Colegio Nuestra Señora de Altagracia de Pedraza, Municipio Ciudad Bolivia del Estado Barinas	25.920.000			25.920.000
	- S1589 Hogar Sagrada Familia Hermanas Bethelmitas, Municipio Antonio José de Sucre del Estado Barinas	12.000.000			12.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1590 Asociación Civil Educativa Tomas de Heres, Municipio Cedeño del Estado Bolivar	10.200.000			10.200.000
	- S1591 Unidad Educativa Colegio "Vicente Emilio Sojo", Municipio Cedeño del Estado Bolívar	17.040.000			17.040.000
	- S1592 Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús - Misión Santa Elena de Wairen, Municipio la Gran Sabana del Estado Bolívar	12.000.000			12.000.000
	- S1594 Unidad Educativa San Juan Bautista, Municipio Cedeño del Estado Bolivar	12.900.000			12.900.000
	- S1595 Unidad Educativa Colegio San Pedro y San Pablo, Minicipio El Callao del Estado Bolivar	20.592.000			20.592.000
	- S1596 Unidad Educativa Augusto Brandt, Municipio Puerto Cabello del Estado Carabobo	14.520.000			14.520.000
	- S1597 Unidad Educativa Inmaculado Corazón, Municipio Valencia del Estado Carabobo	17.520.000			17.520.000
	- S1598 Unidad Educativa Dr. Salvador Feo La Cruz, Municipio Carlos Arvelo del Estado Carabobo	50.000.000			50.000.000
	- S1600 Unidad Educativa Ezequiel Zamora, Municipio Tinaco del Estado Cojedes	12.870.000			12.870.000
	- S1601 Unidad Educativa Miguel Palao Rico, Municipio San Carlos del Estado Cojedes	34.680.000			34.680.000
	- S1602 A.C. Unidad Educativa Divino Pastor, Municipio Casacoima del Estado Delta Amacuro	16.920.000			16.920.000
	- S1603 Centro de Capacitación y Mejoramiento Extra Escolar El Rincón de Mi Enseñanza, Municipio Libertador del Distrito Capital	10.395.000			10.395.000
	- S1605 Preescolar Asistencial Virgen de Altagracia, Municipio Libertador del Distrito Capital	21.360.000			21.360.000
	- S1606 Unidad Educativa Evangélica Arco de Triunfo, Municipio Libertador del Distrito Capital	16.920.000			16.920.000
	- S1607 Asociación Civil Colegio Agramonte, Municipio Libertador del Distrito Capital	20.400.000			20.400.000
	- S1609 Instituto Psicopedagógico El Ávila A.C.	32.400.000			32.400.000
	- S1610 Unidad Educativa Ecológica Santísima Trinidad, Municipio Libertador del Distrito Capital	24.600.000			24.600.000
	- S1611 Unidad Educativa Privada Miguel Ángel, Municipio Libertador del Distrito Capital	14.196.000			14.196.000
	- S1614 Amigos del Instituto Vista Alegre, Municipio Libertador del Distrito Capital	15.840.000			15.840.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1615 Asociación Civil de Educación Integral San Benito, Municipio Libertador del Distrito Capital	7.116.000			7.116.000
	- S1616 Asociación Civil Unidad Educativa "Colegio Rey Jesús", Municipio Libertador del Distrito Capital	22.440.000			22.440.000
	- S1617 Unidad Educativa Virgen de Lourdes, Municipio Libertador del Distrito Capital	15.480.000			15.480.000
	- S1618 Unidad Educativa "Adventista Carapita", Municipio Libertador del Distrito Capital	13.380.000			13.380.000
	- S1621 Fondo Editorial para el Desarrollo de la Educación Superior (F.E.D.E.S.), Municipio Libertador del Distrito Capital	2.700.000			2.700.000
	- S1622 Fundación Mevorah Florentin, Municipio Libertador del Distrito Capital	12.000.000			12.000.000
	- S1623 Casa Hogar Divino Niño, Municipio Libertador del Distrito Capital	9.600.000			9.600.000
	- S1624 Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	9.000.000			9.000.000
	- S1625 Preescolar "Vicente Salias", Municipio Libertador del Distrito Capital	28.080.000			28.080.000
	- S1626 Colegio "El Centauro de los Llanos", Municipio Libertador del Distrito Capital	18.315.000			18.315.000
	- S1627 Preescolar "El Principio de la Sabiduría", Municipio Libertador del Distrito Capital	18.315.000			18.315.000
	- S1628 Preescolar "Virgen del Rosario", Municipio Libertador del Distrito Capital	18.315.000			18.315.000
	- S1629 Comisión Servicio Social Internacional, Municipio Libertador del Distrito Capital	12.000.000			12.000.000
	- S1630 Unidad Educativa Integral Fermín Toro, Municipio Libertador del Distrito Capital	18.315.000			18.315.000
	- S1631 Fundación La Nueva Esperanza, Municipio Libertador del Distrito Capital	9.600.000			9.600.000
	- S1632 Unidad Educativa FLORENCIO O'LEARY, Municipio Libertador del Distrito Capital	18.000.000			18.000.000
	- S1633 Escuela Básica José Antonio Ramos Sucre, Municipio Libertador del Distrito Capital	25.974.000			25.974.000
	- S1635 Unidad Educativa César Rengifo, Municipio Libertador del Distrito Capital	18.000.000			18.000.000
	- S1638 Unidad Educativa Instituto República, Municipio Miranda del Estado Falcón	17.508.000			17.508.000
	- S1639 Unidad Educativa Instituto Josefa Camejo, Municipio Miranda del Estado Falcón	10.881.000			10.881.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1640 Unidad Educativa Nuestra Señora de Guadalupe, Municipio Miranda del Estado Falcón	19.476.000			19.476.000
	- S1641 Unidad Educativa Colegio Sagrada Familia, Municipio Carirubano, Municipio	21.312.000			21.312.000
	- S1642 Unidad Educativa Colegio "Monseñor Ramón de Jesús Loreto Rodríguez", Municipio Francisco de Miranda del Estado Guárico	27.276.000			27.276.000
	- S1643 Unidad Educativa "Don Prospero Infante", Municipio José Tadeo Monagas del Estado Guárico	30.948.000			30.948.000
	- S1644 Unidad Educativa Colegio "Dr. Roberto Vargas", Municipio Ortiz del Estado Guárico	30.948.000			30.948.000
	- S1645 Unidad Educativa Colegio "La Milagrosa", Municipio Iribarren del Estado Lara	26.160.000			26.160.000
	- S1646 Colegio Libertador, Municipio Torres del Estado Lara	21.645.000			21.645.000
	- S1647 Unidad Educativa Colegio Carora, Municipio Torres del Estado Lara	21.645.000			21.645.000
	- S1649 Unidad Educativa Instituto "Santa Ana", Municipio Iribarren del Estado Lara	27.660.000			27.660.000
	- S1652 Asociación Musical de Sanare "Daniel Ortiz", Municipio Jimenez del Estado Lara	18.000.000			18.000.000
	- S1653 Preescolar La Pastora Dávila, Municipio Irisaren del Estado Lara	7.207.200			7.207.200
	- S1654 Hogar de Niños Impedidos Don Orine, Municipio Irisaren del Estado Lara	30.000.000			30.000.000
	- S1655 Asociación Civil Seminario Divina Pastora, Municipio Irisaren del Estado Lara	6.660.000			6.660.000
	- S1656 Pequeño Cottolengo Don Orione, Municipio Iribarren del Estado Lara	30.960.000			30.960.000
	- S1657 Unidad Educativa Colegio San Pablo Apóstol, Municipio Iribarren del Estado Lara	19.980.000			19.980.000
	- S1658 Unidad Educativa Colegio Coronel Ramón García de Sena, Municipio Iribarren del Estado Lara	25.974.000			25.974.000
	- S1659 Fundación Experimental Saysayal, Municipio Andrés Bello del Estado Mérida	20.964.000			20.964.000
	- S1660 Asociación Merideña de Padres y Amigos de Niños Excepcionales (AMEPANE), Municipio Libertador del Estado Mérida	15.780.000			15.780.000
	- S1661 Centro de Desarrollo Humano El Candil, Municipio Zes del Estado Mérida	39.240.000			39.240.000
	- S1662 Asociación Civil Colegio "Dr. Ramón Reinoso Nuñez", Municipio Alberto Adriani del Estado Mérida	12.000.000			12.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1663 Asociación Civil Hogar San José de la Serra, Municipio Libertador del Estado Mérida	12.720.000			12.720.000
	- S1664 SAPRENDEH (Centro de Desarrollo Humano "El Velero", Municipio Zes del Estado Mérida	32.900.000			32.900.000
	- S1665 SAPRENDEH (Centro de Desarrollo Humano "El Alva"), Municipio Tovar del Estado Mérida	32.900.000			32.900.000
	- S1667 Asociación Civil Centro Profesional Santa Lucia, Municipio Paz Castillo del Estado Miranda	23.784.000			23.784.000
	- S1668 Colegio Padre Manuel Cañizares, Municipio Independencia del Estado Miranda	6.602.924			6.602.924
	- S1669 Unidad Educativa Colegio de Educación Especial Múltiple - CENEDEM, Municipio Guaicaipuro del Estado Miranda	20.628.000			20.628.000
	- S1670 Unidad Educativa El Gran Rabit I, Municipio Guaicapuro del Estado Miranda	16.500.000			16.500.000
	- S1671 Instituto Docente Complejo Educativo y Cultural de Barlovento Fundación "Victor Sosa", Municipio Guaicapuro del Estado Miranda	28.860.000			28.860.000
	- S1672 Educación Básica Colegio Brisas de Turumo, Municipio Guaicaipuro del Estado Miranda	27.417.000			27.417.000
	- S1673 Unidad Educativa Colegio C.E.F.I. (Centro Educativo de Formación Infantil), Municipio Plaza del Estado Miranda	12.072.000			12.072.000
	- S1674 Unidad Educativa Batalla de la Victoria, Municipio Guaicaipuro del Estado Miranda	13.908.000			13.908.000
	- S1676 Unidad Educativa José Antonio Páez, Municipio Turén del Estado Portuguesa	19.824.000			19.824.000
	- S1678 Unidad Educativa Colegio Adventista Andrés Bello, Municipio Guanare del Estado Portuguesa	11.472.000			11.472.000
	- S1679 Fundación para el Desarrollo Social San Rafael Arcangel (FUNDES), Municipio Esteler del Estado Portuguesa	30.420.000			30.420.000
	- S1680 Unidad Educativa Santa Rita, Municipio Arismendi del Estado Sucre	10.452.000			10.452.000
	- S1681 Unidad Educativa Privada Fray Bartolomé de las Casas, Municipio Bermúdez del Estado Sucre	20.172.000			20.172.000
	- S1682 Unidad Educativa Privada Cecilio Acosta, Municipio Bermúdez del Estado Sucre	22.044.000			22.044.000
	- S1684 Asociación Civil Liceo "Dr. Julio Suárez Lozada", Municipio San Cristóbal del Estado Táchira	28.032.000			28.032.000
	- S1686 Fundación Juan Pablo II, Municipio Michelena del Estado Táchira	23.208.000			23.208.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1687 Unidad Educativa Juan Pablo Pérez Alfonso, Municipio Bolívar del Estado Táchira	16.140.000			16.140.000
	- S1688 Fundación Taller Escuela, Municipio Independencia del Estado Táchira	28.236.000			28.236.000
	- S1689 Colegio "El Marques", Municipio San Cristóbal del Estado Táchira	10.716.000			10.716.000
	- S1690 Asociación Civil Servicios Educativos "12 de Febrero", Municipio Ayacucho del Estado Táchira	21.624.000			21.624.000
	- S1691 Unidad Educativa Colegio San Pancracio, Municipio San Cristóbal del Estado Táchira	16.464.000			16.464.000
	- S1692 Asociación Civil Unidad Educativa Colegio Doña Mery Morales de Zambrano, Municipio Michelena del Estado Táchira	30.120.000			30.120.000
	- S1693 Asociación Civil Unidad Educativa Colegio Nuestra Señora de Lourdes, Municipio Panamericano del Estado Táchira	25.344.000			25.344.000
	- S1694 Colegio Monseñor Acacio Chacón, Municipio Andrés Bello del Estado Táchira	16.236.000			16.236.000
	- S1695 Unidad Educativa "Colegio Los Andes", Municipio Junín del Estado Táchira	33.756.000			33.756.000
	- S1696 Asociación Civil de Protección Social - Instituto Coromoto, Municipio San Cristóbal del Estado Táchira	12.000.000			12.000.000
	- S1697 Unidad Educativa Colegio "General Cipriano Castro", Municipio Independencia del Estado Táchira	14.040.000			14.040.000
	- S1698 Colegio Blanca Graciela Arias de Caballero, Municipio Junin del Estado Táchira	22.932.000			22.932.000
	- S1699 Escuela Básica Adventista José Antonio Páez, Municipio Valera del Estado Trujillo	9.060.000			9.060.000
	- S1700 Unidad Educativa Colegio "Monseñor Camargo"(Diurno), Municipio Bocono del Estado Trujillo	16.896.000			16.896.000
	- S1701 Colegio Mariscal Antonio José de Sucre, Municipio Sucre del Estado Trujillo	19.008.000			19.008.000
	- S1702 Instituto de Previsión del Niño, Municipio Trujillo del Estado Trujillo	7.200.000			7.200.000
	- S1703 Unidad Educativa Tomas Alba Edison, Estado Vargas	23.280.000			23.280.000
	- S1705 Instituto Privado Héctor Alcalá Poza, Municipio San Felipe del Estado Yaracuy	15.204.000			15.204.000
	- S1706 Unidad Educativa Instituto Br. Federico Quiros R., Municipio San Felipe del Estado Yaracuy	18.588.000			18.588.000
	- S1707 Colegio Fundación Coy, Municipio Peña del Estado Yaracuy	25.512.000			25.512.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	otros Ingresos Extraordinarios	
	- S1708 Colegio Privado Mixto El Gran Bolivar, Municipio Maracaibo del Estado Zulia	19.320.000			19.320.000
	- S1709 Fundación Unidad Educativa El Gran Procer, Municipio Maracaibo del Estado Zulia	32.580.000			32.580.000
	- S1710 Unidad Educativa Juan Wesley, Municipio San Francisco del Estado Zulia	11.256.000			11.256.000
	- S1711 Asociación Civil Unidad Educativa Profesor Augusto Mijares - Instituto Privado Mixto, Municipio Machiques de Perijá del Estado Zulia	13.248.000			13.248.000
	- S1712 Colegio Luz y Verdad, Municipio Maracaibo del Estado Zulia	17.268.000			17.268.000
	- S1714 Unidad Educativa Privada Santa Bárbara, Municipio Maracaibo del Estado Zulia	21.780.000			21.780.000
	- S1715 Liceo General Rafael Urdaneta, Municipio la Cañada de Urdaneta del Estado Zulia	20.916.000			20.916.000
	- S1716 Escuela Básica Nuestra Señora de la Paz, Municipio Maracaibo del Estado Zulia	12.108.000			12.108.000
	- S1717 Unidad Educativa Jacinto Lara - Mixto, Municipio Maracaibo del Estado Zulia	13.596.000			13.596.000
	- S1719 Fundación Unidad Educativa Madre Mercedes Molina Sociedad Civil Sin Fines de Lucro, Municipio San Francisco del Estado Zulia	27.288.000			27.288.000
	- S1721 Asociación Civil Sin Fines de Lucro Centro Educativo de Artes y Oficios Maria Auxiliadora, Municipio Mara del Estado Zulia	10.824.000			10.824.000
	- S1722 Unidad Educativa Mi Ángel de la Guarda, Municipio Cabimas del estado Zulia	28.128.000			28.128.000
	- S1723 Fundación Peter Alexander, Municipio Maracaibo del Estado Zulia	39.000.000			39.000.000
	- S1724 Unidad Educativa Miguel Otero Silva, Municipio Maracaibo del Estado Zulia	21.432.000			21.432.000
	- S1725 Unidad Educativa León Jerome Hoet, Municipio Jesús Enrique Lozada del Estado Zulia	25.968.000			25.968.000
	- S1726 Unidad Educativa Rosa de Saron, Municipio Maracaibo del Estado Zulia	15.312.000			15.312.000
	- S1727 Unidad Educativa Peniel, Municipio San Francisco del Estado Zulia	25.596.000			25.596.000
	- S1728 Fundación Fray Junipero de Escalada, Municipio San Francisco del Estado Zulia	30.920.000			30.920.000
	- S1729 Unidad Educativa Rafael Yépez Trujillo, Municipio San Francisco del Estado Zulia	28.860.000			28.860.000
	- S1730 Unidad Educativa José Maria España, Municipio Maracaibo del Estado Zulia	22.200.000			22.200.000
	- S1731 Unidad Educativa Tulio Febres Cordero, Municipio Maracaibo del Estado Zulia	27.300.000			27.300.000
	- S1792 Asociación Civil de Base Comunitario "Cnel. Julián Monte de Oca", Distrito Capital	37.056.000			37.056.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1793 Asociación Civil Unidad Educativa Martin Tobar Ponte, Distrito Capital	18.837.000			18.837.000
	- S1794 Asociación Civil Comunidad Educativa Preescolar Fresilandaia, Distrito Capital	21.060.000			21.060.000
	- S1795 Asociación Civil Unidad Básica Colegio Juan Manuel Olivares, Distrito Capital	18.000.000			18.000.000
	- S1796 Asociación Civil Preescolar Asistencial Medina Angarita, Distrito Capital	18.720.000			18.720.000
	- S1797 Unidad Educativa Preescolar Santa Isabel, Distrito Capital	17.040.000			17.040.000
	- S1798 Preescolar Mi Madre Emilia, Distrito Capital	16.320.000			16.320.000
	- S1799 S. C. Perlitas del Saber, Distrito Capital	12.000.000			12.000.000
	- S1800 Preescolar Asistencial Laura Alvarado de Cardozo - Plan de Manzano - Distrito Capital	12.000.000			12.000.000
	- S1801 Asociación Civil Unidad Educativa Arnoldo Gabaldón, Distrito Capital	12.000.000			12.000.000
	- S1802 Unidad Educativa San Onofre, Distrito Capital	12.000.000			12.000.000
	- S1803 Asociación Civil Unidad Educativa Preescolar Asistencial Santa Rita, Distrito Federal	12.000.000			12.000.000
	- S1804 Asociación Civil de Formación Técnica, Distrito Federal	12.000.000			12.000.000
	- S1805 Asociación Civil Preescolar Asistencial Procer Pedro Camejo, Distrito Capital	12.000.000			12.000.000
	- S1806 Fundación por la Prevención y el Ambiente (FUNDAPREA), Distrito Capital	12.000.000			12.000.000
	- S1807 Asociación Civil Unidad Educativa Antonio Bertorelli C., Distrito Capital	12.000.000			12.000.000
	- S1808 Asociación Educativa Rafael Urdaneta, Distrito Capital	12.000.000			12.000.000
	- S1809 Preescolar Asistencial José Gregorio Hernández, Distrito Capital	12.000.000			12.000.000
	- S1810 Unidad Educativa Integral Padre Manuel María de Aguilar (ASOEDUPAMAA), Distrito Capital	12.000.000			12.000.000
	- S1811 Comunidad Educativa Preescolar Asistencial San Antonio, Distrito Capital	12.000.000			12.000.000
	- S1812 Unidad Educativa Preescolar Asistencial San Benito - Los Flores de Catia - Distrito Capital	12.768.000			12.768.000
	- S1813 Asociación Civil Colegio San José, Guanare, Estado Portuguesa	12.000.000			12.000.000
	- S1814 Unidad Educativa Colegio Valores Humanos, Libertador, Estado Táchira	12.000.000			12.000.000
	- S1815 Unidad Educativa Rafael Ángel Espinosa, Municipio Rafael Rangel, Estado Trujillo	16.728.000			16.728.000

RELACION DE SUBSIDIOS

(En Bolívares)

CÓDIGO	DENOMINACIÓN	FUENTE DE FINANCIAMIENTO			PRESUPUESTO 2006
		RECURSOS ORDINARIOS	LEY ESPECIAL DE ENDEUDAMIENTO	OTROS INGRESOS EXTRAORDINARIOS	
4.07.01.01.72	Subsidios culturales al sector privado	12.707.423.890			12.707.423.890
	- S0148 Banco del Libro	370.000.000			370.000.000
	- S0587 Fundación para el Desarrollo de las Ciencias Físicas, Matemáticas y Naturales (FUDECI)	997.043.890			997.043.890
	- S0635 Fundación Museo de los Niños.	950.000.000			950.000.000
	- S0942 Sociedad Orquesta Sinfónica de Venezuela.	9.500.000.000			9.500.000.000
	- S1523 Fundación Palacio de las Academias	220.380.000			220.380.000
	- S1549 Fundación Bartolomé Ferrer - Nueva Esparta	20.000.000			20.000.000
	- S1550 Fundación 8 de Agosto de 1817 - Nueva Esparta	50.000.000			50.000.000
	- S1571 Fundación Luis Beltrán Prieto Figueroa	300.000.000			300.000.000
	- S1768 Orquesta Sinfónica de la Opera	300.000.000			300.000.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	690.000.000			690.000.000
	- S0133 Asociación Venezolana de Padres y Amigos de Niños Excepcionales (AVEPANE).	500.000.000			500.000.000
	- S0236 Centro Multidisciplinario Orientación Sin Drogas (CEMODRO).	20.000.000			20.000.000
	- S1755 Fundación Vida Mejor (FUNVIME)	30.000.000			30.000.000
	- S1762 Fundación Niños Discapacitados (FUNDISNE)	50.000.000			50.000.000
	- S1763 Fundación República Insular	30.000.000			30.000.000
	- S1776 Federación Única de Educadores Jubilados y Pensionados de Venezuela (FUDESUPVEN)	60.000.000			60.000.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS

(En Bolívares)

CÓDIGO	DENOMINACIÓN	FUENTE DE FINANCIAMIENTO			PRESUPUESTO 2006
		RECURSOS ORDINARIOS	LEY ESPECIAL DE ENDEUDAMIENTO	OTROS INGRESOS EXTRAORDINARIOS	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	945.974.206			945.974.206
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	945.974.206			945.974.206
4.07.02.01.00	Transferencias corrientes al exterior	945.974.206			945.974.206
4.07.02.01.04	Transferencias corrientes a organismos internacionales	945.974.206			945.974.206
	- I0043 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral de la Ciencia y la Cultura (F.E..M.C.I.D.I.C.C.).	21.500.000			21.500.000
	- I0063 Instituto Panamericano de Geografía e Historia (I.P.G.H.).	525.856			525.856
	- I0076 Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	215.000.000			215.000.000
	- I0080 Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO).	215.000.000			215.000.000
	- I0111 Cooperación Técnica con el Área del Caribe. Programas Educativos Culturales, Centro Interamericano de Idiomas.	12.816.000			12.816.000
	- I0155 Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	399.962.350			399.962.350
	- I0205 Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Ibero América (ABINIA)	59.670.000			59.670.000
	- I0228 Laboratorio Latinoamericano de Evaluación de Calidad de la Educación	21.500.000			21.500.000

Proyecto:	Promoción y Divulgación de los Programas y Proyectos del Sector Educación en los Países del Hemisferio
Unidad de Medida:	Actividad
Cantidad	82
Asignación presupuestaria:	206.000.000
Área Estratégica:	Equilibrio Social
Objetivo Estratégico:	Incrementar la Cobertura y la Calidad de la Educación
Objetivos Específicos:	Dar a conocer a los países del hemisferio la efectividad y los avances positivos alcanzados con la aplicación de los nuevos programas y proyectos del sector educación
Resultado:	Promoción y divulgación de los programas y proyectos del sector educativo nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	12.000.000				12.000.000
4.03	Servicios no Personales	194.000.000				194.000.000
	TOTAL	206.000.000				206.000.000

proyecto: Fortalecimiento y Modernización de la Educación Técnica y Media Diversificada

Unidad de Medida: Escuela

Cantidad 21

Asignación Presupuestaria: 102.110.428.307

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Articular el Sistema Educativo con el Sistema de Producción y Servicio

Objetivos Específicos: Modernizar y Adecuar las Escuelas Técnicas Incrementando la Calidad Educativa en Jóvenes y Adolescente para Insertarse en el Campo Laboral

Resultado: Escuelas Técnicas en el Ámbito Nacional Dotadas de Materiales y Equipos de Laboratorio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	24.187.500.000				24.187.500.000
4.04	Activos Reales	77.922.928.307				77.922.928.307
	TOTAL	102.110.428.307				102.110.428.307

Pryecto:	Fortalecimiento de la Educación Indígena e Intercultural Bilingüe
Unidad de Medida:	Escuela
Cantidad	842
Asignación Presupuestaria:	2.456.977.170
Área Estratégica:	Equilibrio Social
Objetivo Estratégico:	Incrementar la cobertura y la calidad de la educación
Objetivos Específicos:	Desarrollar acciones de fortalecimiento de la atención educativa de los alumnos ubicados en hábitat indígena a trabes de proyectos educativos y dotación de materiales didácticos, impresos y audiovisuales, en concordancia con la realidad sociocultural y lingüística
Resultado:	74% de los planteles ubicados en hábitat indígenas dotados con materiales educativos acordes a la realidad sociocultural y lingüística de los pueblos indígenas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	388.360.000				388.360.000
4.02	Materiales, Suministros y Mercancías	763.700.000				763.700.000
4.03	Servicios no Personales	521.145.300				521.145.300
4.04	Activos Reales	783.771.870				783.771.870
	TOTAL	2.456.977.170				2.456.977.170

Proyecto:	Desarrollo y profundización de la educación bolivariana, en el marco del convenio cooperación internacional
Unidad de Medida:	profesor
Cantidad	8.329
Asignación Presupuestaria:	16.669.100.000
Área estratégica:	Equilibrio Social
Objetivo Estratégico:	Garantizar el acceso y permanencia a una educación integral, gratuita y de calidad para todos
Objetivos Específicos:	Desarrollar, a traves de la capacitación a los docentes, las competencias requeridas para la construcción y articulación de los planes de estudios de los diferentes niveles educativos
Resultado:	8.329 docentes capacitados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda pública	Otras Fuentes	2006
4.01	Gastos de Personal	4.842.032.501				4.842.032.501
4.02	Materiales, Suministros y Mercancías	1.193.373.000				1.193.373.000
4.03	Servicios no Personales	10.633.694.499				10.633.694.499
	Total	16.669.100.000				16.669.100.000

Proyecto: Modernización de la educación técnica

Unidad de Medida: Escuela

Cantidad 74

Asignación Presupuestaria: 498.294.750

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Articular el sistema educativo con el sistema de producción y servicio

Objetivos Específicos: Actualizar las escuelas técnicas acrecentando la calidad educativa en jóvenes y adolescentes para ingresar al campo laboral

Resultado: 74 escuelas técnicas en el ámbito nacional dotadas de materiales y equipos de laboratorio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales		62.286.844			62.286.844
	- 002 modernización de la educación técnica		62.286.844			62.286.844
4.04	Activos Reales		436.007.906			436.007.906
	- 002 modernización de la educación técnica		436.007.906			436.007.906
	Total		498.294.750			498.294.750

Proyecto:	Fortalecimiento y modernización de la educación técnica
Unidad de Medida:	Escuela
Cantidad	128
Asignación Presupuestaria:	36.062.166.956
Área Estratégica:	Equilibrio Social
Objetivo Estratégico:	Articular el sistema educativo con el sistema de producción y servicios
Objetivos Específicos:	Modernizar las escuelas técnicas a trabes de la dotación de laboratorios para incrementar la calidad educativa y así facilitar la inserción de los jóvenes y adolescentes en el sistema de producción
Resultado:	Escuelas técnicas en el ámbito nacional dotadas de materiales y equipos de laboratorio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de financiamiento				Presupuesto
		Recursos ordinarios	Proyectos por endeudamiento	Deuda Pública	Otras Fuentes	2006
4.03	Servicios no Personales		4.507.770.869			4.507.770.869
	- 001 Fortalecimiento y modernización de la educación técnica		4.507.770.869			4.507.770.869
4.04	Activos reales		31.554.396.087			31.554.396.087
	- 001 Fortalecimiento y modernización de la educación técnica		31.554.396.087			31.554.396.087
	TOTAL		36.062.166.956			36.062.166.956

Proyecto:	Modernización de la dotación de las escuelas técnicas
Unidad de Medida:	Escuela
Cantidad	75
Asignación Presupuestaria:	4.461.538.294
Área Estratégica:	Equilibrio social
Objetivo Estratégico:	Articular el sistema educativo con el sistema de producción y servicio
Objetivos Específicos:	Renovar las escuelas técnicas acrecentando la calidad educativa para la inserción de los jóvenes y adolescentes en el campo laboral
Resultado:	Escuelas técnicas en el ámbito nacional dotadas de materiales y equipos de laboratorio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.03	Servicios no Personales		557.692.287			557.692.287
	- 003 Modernización de la dotación de las escuelas técnicas		557.692.287			557.692.287
4.04	Activos Reales		3.903.846.007			3.903.846.007
	- 003 modernización de la dotación de las escuelas técnicas		3.903.846.007			3.903.846.007
	TOTAL		4.461.538.294			4.461.538.294

Proyecto: Sistema inclusivo bolivariano de educación de adultos

Unidad de Medida: Alumno

Cantidad 1.500.000

Asignación Presupuestaria: 632.905.295.142

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Incrementar la cobertura y la calidad de la educación

Objetivos Específicos: Brindar una educación de calidad para todos con estrategias flexibles para educación de adultos

Resultado: 1.500.000 adultos en prosecución escolar

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	440.635.295.142				440.635.295.142
4.02	Materiales, Suministros y Mercancias	97.200.000				97.200.000
4.03	Servicios no Personales	172.800.000				172.800.000
4.07	Transferencias y Donaciones	192.000.000.000				192.000.000.000
	Total	**632.905.295.142**				**632.905.295.142**

Proyecto: Transferencias para Financiar los Proyectos de la Academia Nacional de la Historia

Unidad de medida: Bolívares

Cantidad 861.300.000

Asignación Presupuestaria: 861.300.000

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Propender al desarrollo y conocimiento de la historia a traves de la investigación y la divulgación

Objetivos Específicos: Transferir recursos financieros de la academia nacional de la historia

Resultado: Identificación, acopio y rescate de la información documental bibliografica y hemerografica disponible sobre la vida política, económica, cultural y social de la nación; asi como el resguardo del legado histórico y su preservación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos ordinarios	Proyectos por endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07	Transferencias y Donaciones	861.300.000				861.300.000
	TOTAL	861.300.000				861.300.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos ordinarios	Proyectos por endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	861.300.000				861.300.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	861.300.000				861.300.000
4.07.01.03.00	Transferencias corrientes internas al sector público	861.300.000				861.300.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	861.300.000				861.300.000
4.07.01.03.02	- A0138 Academia Nacional de la Historia	861.300.000				861.300.000

Proyecto:	Transferencias para Financiar los Proyectos del Instituto Nacional de la Juventud (INJ)
Unidad de Medida:	Bolívares
Cantidad	56.438.500.000
Asignación Presupuestaria:	56.438.500.000
Área Estratégica:	Equilibrio Social
Objetivo estratégico:	Garantizar a los jóvenes una atención integral que les permita potenciar sus capacidades, habilidades y destrezas para su incorporación activa a la sociedad en general y su comunidad
Objetivos específicos:	Transferir recursos financieros al instituto nacional de la juventud para la ejecución de los proyectos
Resultado:	Políticas y estrategias dirigidas a potenciar las capacidades, habilidades y destrezas de los jóvenes para su incorporación en forma activa y corresponsable con la sociedad y la familia y su participación en el proceso de desarrollo nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	56.438.500.000				56.438.500.000
	TOTAL	56.438.500.000				56.438.500.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	56.438.500.000				56.438.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	56.438.500.000				56.438.500.000
4.07.01.03.00	Transferencias corrientes internas al sector público	56.438.500.000				56.438.500.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	56.438.500.000				56.438.500.000
4.07.01.03.02	- A0938 Instituto Nacional de la Juventud	56.438.500.000				56.438.500.000

Proyecto:	Transferencias para Financiar los Proyectos de la Academia Nacional de la Medicina
Unidad de Medida:	Bolívares
Cantidad	324.100.000
Asignación Presupuestaria:	324.100.000
Área Estratégica:	Equilibrio social
Objetivo Estratégico:	Publicar y divulgar diversos estudios en materia de salud que contribuya al personal especializado y publico en general a ampliar sus conocimientos en el área
Objetivos Específicos:	Transferir recursos financieros de la academia nacional de la medicina
Resultado:	Representar la ciencia medica nacional en todo lo relativo al estudio de las ciencias biológicas y en especial de la patología e higiene nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	324.100.000				324.100.000
	TOTAL	324.100.000				324.100.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	324.100.000				324.100.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	324.100.000				324.100.000
4.07.01.03.00	Transferencias corrientes internas al sector público	324.100.000				324.100.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	324.100.000				324.100.000
4.07.01.03.02	- A0140 Academia Nacional de la Medicina	324.100.000				324.100.000

Proyecto:	Transferencias para Financiar los Proyectos de la Fundación Bolivariana de Informática y Telemática (FUNDABIT)
Unidad de Medida:	Bolívares
Cantidad	93.947.070.000
Asignación Presupuestaria:	93.947.070.000
Área Estratégica:	Equilibrio social
Objetivo Estratégico:	Facilitar la disponibilidad de los beneficios de las nuevas tecnologías, especialmente las de información y comunicación
Objetivos Específicos:	Transferir recursos financieros a la fundación bolivariana de informática y telemática (fundabit)
Resultado:	Tecnología de la información y la comunicación (tic) incorporadas al proceso educativo para contribuir con la formación integral del individuo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07	Transferencias y Donaciones	93.947.070.000				93.947.070.000
	TOTAL	93.947.070.000				93.947.070.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	93.947.070.000				93.947.070.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	93.947.070.000				93.947.070.000
4.07.01.03.00	Transferencias corrientes internas al sector público	93.947.070.000				93.947.070.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	93.947.070.000				93.947.070.000
4.07.01.03.02	- A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)	93.947.070.000				93.947.070.000

Proyecto:	Transferencias para Financiar los Proyectos de la Academia Nacional de Ciencias Politicas y Sociales
Unidad de Medida:	Bolívares
Cantidad	538.400.000
Asignación Presupuestaria:	538.400.000
Área Estratégica:	Equilibrio social
Objetivo Estratégico:	Publicar y divulgar diversos estudios en materia jurídica que contribuya al personal especializado y publico en general a ampliar sus conocimientos en el área
Objetivos Específicos:	Transferir recursos financieros de la academia nacional de ciencias políticas y sociales
Resultado:	publicación y divulgación de los trabajos, estudios y seminarios realizados por la academia nacional de ciencias politicas y sociales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	538.400.000				538.400.000
	TOTAL	538.400.000				538.400.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	538.400.000				538.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	538.400.000				538.400.000
4.07.01.03.00	Transferencias corrientes internas al sector público	538.400.000				538.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	538.400.000				538.400.000
4.07.01.03.02	- A0137 Academia Nacional de Ciencias Políticas y Sociales	538.400.000				538.400.000

Proyecto:	Transferencias para Financiar los Proyectos de la Academia Venezolana de la Lengua
Unidad de Medida:	Bolívares
Cantidad	117.400.000
Asignación Presupuestaria:	117.400.000
Área Estratégica:	Equilibrio Social
Objetivo Estratégico:	Difundir el conocimiento de la información disponible del área lingüística, a trabes de publicaciones y eventos sobre investigaciones de lingüística y filosofía dirigidos a la población en general
Objetivos Específicos:	Transferir recursos financieros de la academia venezolana de la lengua
Resultado:	Investigaciones y publicaciones del área lingüística y filológica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07	Transferencias y Donaciones	117.400.000				117.400.000
	TOTAL	117.400.000				117.400.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	117.400.000				117.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	117.400.000				117.400.000
4.07.01.03.00	Transferencias corrientes internas al sector público	117.400.000				117.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	117.400.000				117.400.000
4.07.01.03.02	- A0139 Academia Venezolana de la Lengua	117.400.000				117.400.000

Proyecto:	Transferencias para Financiar los Proyectos de la Academia Nacional de Ciencias Económicas
Unidad de Medida:	Bolívares
Cantidad	233.900.000
Asignación Presupuestaria:	233.900.000
Área Estratégica:	Equilibrio Social
Objetivo Estratégico:	Promover, difundir y estimular trabajos de investigación y eventos que contribuyan con el desarrollo de las ciencias económicas del pais
Objetivos Específicos:	Transferir recursos financieros de la academia nacional de ciencias económicas
Resultado:	realización de foros y edición de publicaciones de investigaciones relacionadas con el ámbito económico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	233.900.000				233.900.000
	TOTAL	233.900.000				233.900.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	233.900.000				233.900.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	233.900.000				233.900.000
4.07.01.03.00	Transferencias corrientes internas al sector público	233.900.000				233.900.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	233.900.000				233.900.000
4.07.01.03.02	- A0135 Academia Nacional de Ciencias Económicas	233.900.000				233.900.000

Proyecto:	Transferencias para Financiar los Proyectos de la Academia Nacional de Ciencias Fisica, Matemáticas y Naturales
Unidad de Medida:	Bolívares
Cantidad	147.100.000
Asignación Presupuestaria:	147.100.000
Área estratégica:	Equilibrio Social
Objetivo Estratégico:	Propender al desarrollo y progreso de las ciencias físicas, matemáticas y naturales a trabes de la investigación y la divulgación
Objetivos Específicos:	Transferir recursos financieros de la academia nacional de ciencias físicas, matemáticas y naturales
Resultado:	Publicación y divulgación de los trabajos, estudios y seminarios realizados por la academia nacional de ciencias física, matemáticas y naturales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07	Transferencias y Donaciones	147.100.000				147.100.000
	TOTAL	147.100.000				147.100.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	147.100.000				147.100.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	147.100.000				147.100.000
4.07.01.03.00	Transferencias corrientes internas al sector público	147.100.000				147.100.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	147.100.000				147.100.000
4.07.01.03.02	- A0136 Academia Nacional de Ciencias Física, Matemáticas y Naturales	147.100.000				147.100.000

Proyecto: Transferencias para Financiar los Proyectos del Instituto Nacional de Deportes (IND)

Unidad de Medida: Bolívares

Cantidad 453.030.300.000

Asignación Presupuestaria: 453.030.300.000

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Diseñar politicas e implementar acciones para garantizar el derecho de la practica deportiva, recreativa de calidad y para todos

Objetivos Específicos: Transferir recursos financieros del instituto nacional de deportes (IND)

Resultado: Formulación, coordinación, instrumentación y supervisión del desarrollo de la politica deportiva a nivel nacional como politica de educación y salud publica, articulada con el sector educativo e instancias desconcentradas, a los fines de asegurar a la población venezolana el derecho constitucional a la practica deportiva, recreativa, de calidad y para todos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07	Transferencias y Donaciones	453.030.300.000				453.030.300.000
	TOTAL	453.030.300.000				453.030.300.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	453.030.300.000				453.030.300.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	453.030.300.000				453.030.300.000
4.07.01.03.00	Transferencias corrientes internas al sector público	453.030.300.000				453.030.300.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	453.030.300.000				453.030.300.000
4.07.01.03.02	- A0049 Instituto Nacional de Deporte (IND)	453.030.300.000				453.030.300.000

Proyecto:	Transferencias para Financiar los Proyectos de la Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)
Unidad de Medida:	Bolívares
Cantidad	1.046.000.000
Asignación Presupuestaria:	1.046.000.000
Área Estratégica:	Equilibrio Social
Objetivo Estratégico:	Mejorar la calidad del proceso educativo, asociado a la ciencia, la tecnología y a otras arreas conexas; introduciendo innovaciones en los medios y métodos de enseñanza, mediante la actualización de quienes tienen la responsabilidad de educar a los niños y jóvenes del pais, asi como despertar vocaciones en este sentido y contribuir el desarrollo cultural de la población venezolana
Objetivos Específicos:	transferir recursos financieros de la fundación centro nacional para el mejoramiento de la enseñanza de la ciencia (cénamе)
Resultado:	fortalecimiento de la acción educativa a trabes del diseño e instrumentación de actividades dirigidas a la actualización de docentes, a la comunidad educativa y al publico en general

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07	Transferencias y Donaciones	1.046.000.000				1.046.000.000
	TOTAL	1.046.000.000				1.046.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	1.046.000.000				1.046.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.046.000.000				1.046.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.046.000.000				1.046.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.046.000.000				1.046.000.000
4.07.01.03.02	- A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	1.046.000.000				1.046.000.000

Proyecto: Transferencias para Financiar los Proyectos de la Academia de la Ingeniería y el Hábitat

Unidad de Medida: Bolívares

Cantidad 37.700.000

Asignación Presupuestaria: 37.700.000

Área Estratégica: Equilibrio social

Objetivo Estratégico: Contribuir al desarrollo de las ciencias, la tecnología y las artes vinculadas con las disciplinas de la ingeniería y el hábitat y en los estudios relacionados con el aporte de dichas disciplinas al desenvolvimiento del país

Objetivos Específicos: Transferir recursos financieros de la academia de la ingeniería y el hábitat

Resultado: Publicación y divulgación de los trabajos, estudios y seminarios realizados en disciplinas relacionadas con la ingeniería y el hábitat

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	37.700.000				37.700.000
	TOTAL	37.700.000				37.700.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	37.700.000				37.700.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	37.700.000				37.700.000
4.07.01.03.00	Transferencias corrientes internas al sector público	37.700.000				37.700.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	37.700.000				37.700.000
4.07.01.03.02	- A0911 Academia de la Ingeniería y el Hábitat	37.700.000				37.700.000

Proyecto:	Transferencias para Financiar los Proyectos del servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)
Unidad de medida:	Bolívares
Cantidad	267.355.300.000
Asignación Presupuestaria:	267.355.300.000
Área Estratégica:	Equilibrio social
Objetivo Estratégico:	Promover y desarrollar planes y proyectos tendientes a fomentar la formación y protección de niños, niñas y la familia, así como la defensa y mejoramiento de su calidad de vida
Objetivos Específicos:	Transferir recursos financieros del servicio nacional autónomo de atención integral a la infancia y a la familia (senita)
Resultado:	300.000 niños y niñas atendidos a través de los HOGAIN (hogares de atención integral)comunitarios y familiares

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07	Transferencias y Donaciones	267.355.300.000				267.355.300.000
	TOTAL	267.355.300.000				267.355.300.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	267.355.300.000				267.355.300.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	267.355.300.000				267.355.300.000
4.07.01.03.00	Transferencias corrientes internas al sector público	267.355.300.000				267.355.300.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	267.355.300.000				267.355.300.000
4.07.01.03.02	- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	267.355.300.000				267.355.300.000

Proyecto:	Transferencias para Financiar los Proyectos de la Fundación de Edificaciones y Dotaciones Educativas (FEDE)
Unidad de Medida:	Bolívares
Cantidad	624.922.400.000
Asignación Presupuestaria:	624.922.400.000
Área Estratégica:	Equilibrio social
Objetivo Estratégico:	Atender la planta física educativa nacional para garantizar a las comunidades espacios seguros, funcionales y confortables, con la finalidad de fortalecer el proceso educativo
Objetivos Específicos:	Transferir recursos financieros de la fundación de edificaciones y dotaciones educativas (FEDE)
Resultado:	Infraestructura y dotación de la planta física educativa en condiciones adecuadas para garantizar la atención y ampliación de la cobertura de la matrícula en todos lo niveles y modalidades del sistema escolar y la calidad de la educación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07	Transferencias y Donaciones	538.897.400.000				538.897.400.000
	- 004 Ampliación y Mejoramiento de la Educación Inicial y Básica de Jornada Completa y Atención Integral		86.025.000.000			86.025.000.000
	Resto de Fuentes de Financiamiento					
	TOTAL	538.897.400.000	86.025.000.000			624.922.400.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	538.897.400.000	86.025.000.000			624.922.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	103.750.600.331				103.750.600.331
4.07.01.03.00	Transferencias corrientes internas al sector público	103.750.600.331				103.750.600.331
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	103.750.600.331				103.750.600.331
4.07.01.03.02	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	103.750.600.331				103.750.600.331
4.07.03.00.00	Transferencias y donaciones de capital internas	435.146.799.669	86.025.000.000			521.171.799.669
4.07.03.03.00	Transferencias de capital internas al sector público	435.146.799.669	86.025.000.000			521.171.799.669
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	435.146.799.669	86.025.000.000			521.171.799.669
4.07.03.03.02	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	435.146.799.669	86.025.000.000			521.171.799.669

Proyecto:	Transferencias para Financiar los Proyectos de la Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)
Unidad de Medida:	Bolívares
Cantidad	1.098.400.000
Asignación Presupuestaria:	1.098.400.000
Área Estratégica:	Equilibrio social
Objetivo Estratégico:	Promover la producción y difusión de programas audiovisuales educativos nacionales
Objetivos Específicos:	Transferir recursos financieros de la fundación medios audiovisuales al servicio de la educación (edumedia)
Resultado:	Contenidos educativos implementados, desarrollados y difundidos, mediante el uso de tecnología informativa de punta (medios audiovisuales e impresos), para contribuir con el proceso educativo nacional, facilitando a la sociedad el acceso al conocimiento y a la información

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07	transferencias y donaciones	1.098.400.000				1.098.400.000
	TOTAL	1.098.400.000				1.098.400.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	1.098.400.000				1.098.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.098.400.000				1.098.400.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.098.400.000				1.098.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.098.400.000				1.098.400.000
4.07.01.03.02	- A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	1.098.400.000				1.098.400.000

Proyecto: Transferencias para Financiar los Proyectos del Instituto de Previsión y Asistencia Social para el Personal del MED (IPASME)

Unidad de Medida: Bolívares

Cantidad 313.804.687.638

Asignación Presupuestaria: 313.804.687.638

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Promover y desarrollar un sistema de seguridad social integral y eficaz orientado al mejoramiento progresivo de la calidad de vida del personal docente y administrativo del ministerio de educación y deportes y de otros organismos afiliados al instituto, mediante la prestación oportuna, eficiente y efectiva de asistencia en su requerimiento de afiliación, créditos hipotecarios o personales, medico-asistenciales, culturales, recreativos, deportivos y de ayudas socioeconómicas

Objetivos Específicos: Transferir recursos financieros del instituto de previsión y asistencia social para el personal del MED (ipasme)

Resultado: Personal del MED docente, administrativo y obrero y sus familiares atendidos a través de los servicios medico-asistenciales, créditos hipotecarios o personales, culturales, recreativos, deportivos y de ayudas socioeconómicas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006 Recursos Ordinarios
		Recursos Ordinarios	Proyectos por Endeudamiento	DEUDA PÚBLICA	OTRAS FUENTES	
4.07	Transferencias y Donaciones	313.804.687.638				313.804.687.638
	TOTAL	313.804.687.638				313.804.687.638

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	313.804.687.638				313.804.687.638
4.07.01.00.00	Transferencias y donaciones corrientes internas	313.804.687.638				313.804.687.638
4.07.01.03.00	Transferencias corrientes internas al sector público	313.804.687.638				313.804.687.638
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	313.804.687.638				313.804.687.638
4.07.01.03.04	- A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)	313.804.687.638				313.804.687.638

Proyecto: Proyecto Nacional de Escuelas Bolivarianas

Unidad de Medida: Escuela

Cantidad 6.978

Asignación Presupuestaria: 3.474.277.119.476

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Incrementar la cobertura y la calidad de la educación

Objetivos Específicos: Incrementar el acceso, permanencia y prosecución al sistema educativo bolivariano de niños, niñas y adolescentes entre 6 a 12 años de edad en las áreas: rurales, urbano - marginales y de fronteras, brindando educación integral de calidad

Resultado: 6.978 escuelas publicas prestando atención integral a niños y niñas de 6 a 12 años a nivel nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	2.756.578.403.705				2.756.578.403.705
4.02	Materiales, Suministros y Mercancías	270.961.472.581				270.961.472.581
4.03	Servicios no Personales	9.860.962.444				9.860.962.444
4.04	Activos Reales	26.652.680.746				26.652.680.746
4.07	Transferencias y Donaciones	410.223.600.000				410.223.600.000
	total	3.474.277.119.476				3.474.277.119.476

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	410.223.600.000				410.223.600.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	410.223.600.000				410.223.600.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	410.223.600.000				410.223.600.000
4.07.01.01.70	- S1040 Convenio ME - AVEC	410.223.600.000				410.223.600.000

Proyecto:	Educación inicial
Unidad de Medida:	Alumno
Cantidad	1.417.825
Asignación Presupuestaria:	1.006.460.496.024
Área Estratégica:	Equilibrio social
Objetivo Estratégico:	Incrementar la cobertura y la calidad de la educación
Objetivos Específicos:	Aumentar la cobertura y mejorar la calidad de la atención convencional y no convencional de niños / as de 0 a 3 años incorporados a los simoncitos y de 3 a 6 años incoporados a los preescolares
Resultado:	Población de niños / as de 0 a 6 años incorporados al servicio de educación inicial de calidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	977.876.604.063				977.876.604.063
4.02	Materiales, Suministros y Mercancías	26.014.056.722				26.014.056.722
4.03	Servicios no Personales	2.555.435.239				2.555.435.239
4.04	Activos Reales	14.400.000				14.400.000
	TOTAL	1.006.460.496.024				1.006.460.496.024

Proyecto:	Liceo Bolivariano Adolescencia y Juventud para el Desarrollo Endógeno y Soberano
Unidad de Medida:	Liceo
Cantidad	1.129
Asignación Presupuestaria:	1.581.311.499.849
Área Estratégica:	Equilibrio Social
Objetivo Estratégico:	Incrementar la cobertura y la calidad de la educación
Objetivos Específicos:	Transformar el sistema educativo para atender e incorporar progresivamente los adolescentes y jóvenes, así como satisfacer sus necesidades y demandas propias
Resultado:	990.783 alumnos de básica, tercera etapa y media diversificada; 75.476 docentes en 1.129 liceos bolivarianos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	1.511.991.775.323				1.511.991.775.323
4.02	Materiales, Suministros y Mercancías	57.654.736.816				57.654.736.816
4.03	Servicios no Personales	2.058.239.973				2.058.239.973
4.04	Activos Reales	9.606.747.737				9.606.747.737
	Total	1.581.311.499.849				1.581.311.499.849

Proyecto:	Escuelas Técnicas Robinsonianas
Unidad de medida:	Escuela
Cantidad	239
Asignación Presupuestaria:	302.242.657.655
Área Estratégica:	Equilibrio social
Objetivo Estratégico:	Incrementar la cobertura y la calidad de la educación
Objetivos Específicos:	Ofrecer una educación integral, gratuita y de calidad que satisfaga las necesidades y expectativas de los educandos, en armonía con el desarrollo local, regional y nacional
Resultado:	Estudiantes incorporados y egresados de las escuelas técnicas robinsonianas con una formación de calidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	247.752.868.548				247.752.868.548
4.02	Materiales, Suministros y Mercancías	52.896.265.047				52.896.265.047
4.03	Servicios no Personales	648.381.030				648.381.030
4.04	Activos Reales	396.880.000				396.880.000
4.07	Transferencias y Donaciones	548.263.030				548.263.030
	TOTAL	302.242.657.655				302.242.657.655

Proyecto:	Fortalecimiento de la Atención Integral a Niños, Niñas, Jóvenes y Adultos con Necesidades Especiales
Unidad de Medida:	Alumno
Cantidad	190.168
Asignación Presupuestaria:	279.087.137.259
Área Estratégica:	Equilibrio social
Objetivo Estratégico:	Incrementar la cobertura y calidad de la educación
Objetivos Específicos:	Atención integral a la población con necesidades educativas especiales
Resultado:	Atención integral a la población con necesidades especiales inserta en la modalidad de educación especial

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	268.182.723.816				268.182.723.816
4.02	Materiales, Suministros y Mercancías	10.137.123.951				10.137.123.951
4.03	Servicios no Personales	287.500.486				287.500.486
4.04	Activos Reales	479.789.006				479.789.006
	TOTAL	279.087.137.259				279.087.137.259

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	842.844.047.258				842.844.047.258
	TOTAL	842.844.047.258				842.844.047.258

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.02	Materiales, Suministros y Mercancías	56.021.461.265				56.021.461.265
4.03	Servicios no Personales	87.571.648.051				87.571.648.051
4.04	Activos Reales	33.905.962.996				33.905.962.996
4.07	Transferencias y Donaciones	356.697.515.920				356.697.515.920
	TOTAL	534.196.588.232				534.196.588.232

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	286.452.200.000				286.452.200.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	286.452.200.000				286.452.200.000
4.07.01.03.00	Transferencias corrientes internas al sector público	286.452.200.000				286.452.200.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	196.452.200.000				196.452.200.000
4.07.01.03.02	- A0049 Instituto Nacional de Deporte (IND)	149.000.000.000				149.000.000.000
4.07.01.03.02	- A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)	4.744.300.000				4.744.300.000
4.07.01.03.02	- A0135 Academia Nacional de Ciencias Económicas	76.700.000				76.700.000
4.07.01.03.02	- A0136 Academia Nacional de Ciencias Física, Matemáticas y Naturales	225.700.000				225.700.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.01.03.02	- A0137 Academia Nacional de Ciencias Políticas y Sociales	182.600.000				182.600.000
4.07.01.03.02	- A0138 Academia Nacional de la Historia	338.300.000				338.300.000
4.07.01.03.02	- A0139 Academia Venezolana de la Lengua	115.600.000				115.600.000
4.07.01.03.02	- A0140 Academia Nacional de la Medicina	201.800.000				201.800.000
4.07.01.03.02	- A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)	22.507.300.000				22.507.300.000
4.07.01.03.02	- A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)	2.067.500.000				2.067.500.000
4.07.01.03.02	- A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)	869.300.000				869.300.000
4.07.01.03.02	- A0911 Academia de la Ingeniería y el Hábitat	176.000.000				176.000.000
4.07.01.03.02	- A0938 Instituto Nacional de la Juventud	15.947.100.000				15.947.100.000
4.07.01.03.04	Transferencias corrientes a instituciones de protección social	90.000.000.000				90.000.000.000
4.07.01.03.04	- A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)	90.000.000.000				90.000.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	27.299.341.714				27.299.341.714
4.07.01.00.00	Transferencias y donaciones corrientes internas	27.299.341.714				27.299.341.714
4.07.01.01.00	Transferencias corrientes internas al sector privado	27.299.341.714				27.299.341.714
4.07.01.01.70	Subsidios educacionales al sector privado	13.901.917.824				13.901.917.824
4.07.01.01.70	- S0063 Asociación Civil la Escuela es el Barrio el Golfito Cabimas, Zulia.	200.000.000				200.000.000
4.07.01.01.70	- S1041 Planteles no Afiliados al Convenio	360.000.000				360.000.000
4.07.01.01.70	- S1451 Instituto Venezolano de Capacitación Profesional de la Iglesia	9.373.000.000				9.373.000.000
4.07.01.01.70	- S1525 Asociación Civil del Ministerio de Educación, Cultura y Deportes (ASOCIMECD)	650.285.700				650.285.700
4.07.01.01.70	- S1541 Fundación Latinoamericana por los Derechos Humanos y el Desarrollo Social (Fundalatin)	247.260.000				247.260.000
4.07.01.01.70	- S1548 Unidad Educativa Francisco Suárez - El Tocuyo Estado Lara	50.000.000				50.000.000
4.07.01.01.70	- S1572 Fundación Jóvenes Indígenas del Internado Madre Mazzarello, Municipio Autónomo Atures del Estado Amazonas	12.000.000				12.000.000
4.07.01.01.70	- S1573 Unidad Educativa "Simón Rodríguez", Municipio Juan Antonio Sotillo del Estado Anzoátegui	9.240.000				9.240.000
4.07.01.01.70	- S1574 Asociación Civil Unidad Educativa Santa Eulalia, Municipio Bolívar del Estado Anzoátegui	12.900.000				12.900.000
4.07.01.01.70	- S1575 Unidad Educativa Virgen de Betania, Municipio Biruaca del Estado Apure	19.800.000				19.800.000
4.07.01.01.70	- S1576 Centro de Capacitación Comercial y Administrativa Elorza, Municipio Rómulo Gallegos del Estado Apure	22.500.000				22.500.000
4.07.01.01.70	- S1577 Unidad Educativa Escuela Básica Privada Simón Rodríguez, Municipio Girardot del Estado Aragua	14.400.000				14.400.000
4.07.01.01.70	- S1578 Escuela Básica Bolivariana, Municipio Libertador del Estado Aragua	19.920.000				19.920.000
4.07.01.01.70	- S1579 Unidad Educativa Básica Bortolomé Salom, Municipio Girardot del Estado Aragua	21.516.000				21.516.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.01.01.70	- S1580 Unidad Educativa Colegio Bicentenario 2, Municipio Santiago Mariño del Estado Aragua	22.680.000				22.680.000
4.07.01.01.70	- S1582 Unidad Educativa Escuela Básica Privada "Paraíso del Niño", Municipio Mario Briceño Iragorry del Estado Aragua	8.988.000				8.988.000
4.07.01.01.70	- S1583 Unidad Educativa Rogelio Foubert, Municipio Sucre del Estado Aragua	25.200.000				25.200.000
4.07.01.01.70	- S1585 Asociación Civil Congregación Hermanas Agustinas, Municipio Girardot del Estado Aragua	9.600.000				9.600.000
4.07.01.01.70	- S1586 Unidad Educativa Privada Casa de Dios, Municipio Girardot del Estado Aragua	26.400.000				26.400.000
4.07.01.01.70	- S1587 Unidad Educativa Juan Pablo II, Municipio Bolivar del Estado Barinas	26.400.000				26.400.000
4.07.01.01.70	- S1588 Colegio Nuestra Señora de Altagracia de Pedraza, Municipio Ciudad Bolivia del Estado Barinas	25.920.000				25.920.000
4.07.01.01.70	- S1589 Hogar Sagrada Familia Hermanas Bethelmitas, Municipio Antonio José de Sucre del Estado Barinas	12.000.000				12.000.000
4.07.01.01.70	- S1590 Asociación Civil Educativa Tomas de Heres, Municipio Cedeño del Estado Bolivar	10.200.000				10.200.000
4.07.01.01.70	- S1591 Unidad Educativa Colegio "Vicente Emilio Sojo", Municipio Cedeño del Estado Bolivar	17.040.000				17.040.000
4.07.01.01.70	- S1592 Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús - Misión Santa Elena de Wairen, Municipio la Gran Sabana del Estado Bolivar	12.000.000				12.000.000
4.07.01.01.70	- S1594 Unidad Educativa San Juan Bautista, Municipio Cedeño del Estado Bolívar	12.900.000				12.900.000
4.07.01.01.70	- S1595 Unidad Educativa Colegio San Pedro y San Pablo, Minicipio El Callao del Estado Bolivar	20.592.000				20.592.000
4.07.01.01.70	- S1596 Unidad Educativa Augusto Brandt, Municipio Puerto Cabello del Estado Carabobo	14.520.000				14.520.000
4.07.01.01.70	- S1597 Unidad Educativa Inmaculado Corazón, Municipio Valencia del Estado Carabobo	17.520.000				17.520.000
4.07.01.01.70	- S1598 Unidad Educativa Dr. Salvador Feo La Cruz, Municipio Carlos Arvelo del Estado Carabobo	50.000.000				50.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.01.01.70	- S1600 Unidad Educativa Ezequiel Zamora, Municipio Tinaco del Estado Cojedes	12.870.000				12.870.000
4.07.01.01.70	- S1601 Unidad Educativa Miguel Palao Rico, Municipio San Carlos del Estado Cojedes	34.680.000				34.680.000
4.07.01.01.70	- S1602 A.C. Unidad Educativa Divino Pastor, Municipio Casacoima del Estado Delta Amacuro	16.920.000				16.920.000
4.07.01.01.70	- S1603 Centro de Capacitación y Mejoramiento Extra Escolar El Rincón de Mi Enseñanza, Municipio Libertador del Distrito Capital	10.395.000				10.395.000
4.07.01.01.70	- S1605 Preescolar Asistencial Virgen de Altagracia, Municipio Libertador del Distrito Capital	21.360.000				21.360.000
4.07.01.01.70	- S1606 Unidad Educativa Evangélica Arco de Triunfo, Municipio Libertador del Distrito Capital	16.920.000				16.920.000
4.07.01.01.70	- S1607 Asociación Civil Colegio Agramonte, Municipio Libertador del Distrito Capital	20.400.000				20.400.000
4.07.01.01.70	- S1609 Instituto Psicopedagógico El Ávila A.C.	32.400.000				32.400.000
4.07.01.01.70	- S1610 Unidad Educativa Ecológica Santísima Trinidad, Municipio Libertador del Distrito Capital	24.600.000				24.600.000
4.07.01.01.70	- S1611 Unidad Educativa Privada Miguel Ángel, Municipio Libertador del Distrito Capital	14.196.000				14.196.000
4.07.01.01.70	- S1614 Amigos del Instituto Vista Alegre, Municipio Libertador del Distrito Capital	15.840.000				15.840.000
4.07.01.01.70	- S1615 Asociación Civil de Educación Integral San Benito, Municipio Libertador del Distrito Capital	7.116.000				7.116.000
4.07.01.01.70	- S1616 Asociación Civil Unidad Educativa "Colegio Rey Jesús", Municipio Libertador del Distrito Capital	22.440.000				22.440.000
4.07.01.01.70	- S1617 Unidad Educativa Virgen de Lourdes, Municipio Libertador del Distrito Capital	15.480.000				15.480.000
4.07.01.01.70	- S1618 Unidad Educativa "Adventista Carapita", Municipio Libertador del Distrito Capital	13.380.000				13.380.000
4.07.01.01.70	- S1621 Fondo Editorial para el Desarrollo de la Educación Superior (F.E.D.E.S.), Municipio Libertador del Distrito Capital	2.700.000				2.700.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.01.01.70	- S1622 Fundación Mevorah Florentin, Municipio Libertador del Distrito Capital	12.000.000				12.000.000
4.07.01.01.70	- S1623 Casa Hogar Divino Niño, Municipio Libertador del Distrito Capital	9.600.000				9.600.000
4.07.01.01.70	- S1624 Fundación Atención Integral Juvenil - FUNDAINIL, Municipio Libertador del Distrito Capital	9.000.000				9.000.000
4.07.01.01.70	- S1625 Preescolar "Vicente Salias", Municipio Libertador del Distrito Capital	28.080.000				28.080.000
4.07.01.01.70	- S1626 Colegio "El Centauro de los Llanos", Municipio Libertador del Distrito Capital	18.315.000				18.315.000
4.07.01.01.70	- S1627 Preescolar "El Principio de la Sabiduría", Municipio Libertador del Distrito Capital	18.315.000				18.315.000
4.07.01.01.70	- S1628 Preescolar "Virgen del Rosario", Municipio Libertador del Distrito Capital	18.315.000				18.315.000
4.07.01.01.70	- S1629 Comisión Servicio Social Internacional, Municipio Libertador del Distrito Capital	12.000.000				12.000.000
4.07.01.01.70	- S1630 Unidad Educativa Integral Fermin Toro, Municipio Libertador del Distrito Capital	18.315.000				18.315.000
4.07.01.01.70	- S1631 Fundación La Nueva Esperanza, Municipio Libertador del Distrito Capital	9.600.000				9.600.000
4.07.01.01.70	- S1632 Unidad Educativa FLORENCIO O'LEARY, Municipio Libertador del Distrito Capital	18.000.000				18.000.000
4.07.01.01.70	- S1633 Escuela Básica José Antonio Ramos Sucre, Municipio Libertador del Distrito Capital	25.974.000				25.974.000
4.07.01.01.70	- S1635 Unidad Educativa César Rengifo, Municipio Libertador del Distrito Capital	18.000.000				18.000.000
4.07.01.01.70	- S1638 Unidad Educativa Instituto República, Municipio Miranda del Estado Falcón	17.508.000				17.508.000
4.07.01.01.70	- S1639 Unidad Educativa Instituto Josefa Camejo, Municipio Miranda del Estado Falcón	10.881.000				10.881.000
4.07.01.01.70	- S1640 Unidad Educativa Nuestra Señora de Guadalupe, Municipio Miranda del Estado Falcón	19.476.000				19.476.000
4.07.01.01.70	- S1641 Unidad Educativa Colegio Sagrada Familia, Municipio Carirubano, Municipio	21.312.000				21.312.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.01.01.70	- S1642 Unidad Educativa Colegio "Monseñor Ramón de Jesús Loreto Rodríguez", Municipio Francisco de Miranda del Estado Guárico	27.276.000				27.276.000
4.07.01.01.70	- S1643 Unidad Educativa "Don Prospero Infante", Municipio José Tadeo Monagas del Estado Guárico	30.948.000				30.948.000
4.07.01.01.70	- S1644 Unidad Educativa Colegio "Dr. Roberto Vargas", Municipio Ortiz del Estado Guárico	30.948.000				30.948.000
4.07.01.01.70	- S1645 Unidad Educativa Colegio "La Milagrosa", Municipio Iribarren del Estado Lara	26.160.000				26.160.000
4.07.01.01.70	- S1646 Colegio Libertador, Municipio Torres del Estado Lara	21.645.000				21.645.000
4.07.01.01.70	- S1647 Unidad Educativa Colegio Carora, Municipio Torres del Estado Lara	21.645.000				21.645.000
4.07.01.01.70	- S1649 Unidad Educativa Instituto "Santa Ana", Municipio Iribarren del Estado Lara	27.660.000				27.660.000
4.07.01.01.70	- S1652 Asociación Musical de Sanare "Daniel Ortiz", Municipio Jiménez del Estado Lara	18.000.000				18.000.000
4.07.01.01.70	- S1653 Preescolar La Pastora Dávila, Municipio Iribarren del Estado Lara	7.207.200				7.207.200
4.07.01.01.70	- S1654 Hogar de Niños Impedidos Don Orione, Municipio Iribarren del Estado Lara	30.000.000				30.000.000
4.07.01.01.70	- S1655 Asociación Civil Seminario Divina Pastora, Municipio Iribarren del Estado Lara	6.660.000				6.660.000
4.07.01.01.70	- S1656 Pequeño Cottolengo Don Orione, Municipio Iribarren del Estado Lara	30.960.000				30.960.000
4.07.01.01.70	- S1657 Unidad Educativa Colegio San Pablo Apostol, Municipio Iribarren del Estado Lara	19.980.000				19.980.000
4.07.01.01.70	- S1658 Unidad Educativa Colegio Coronel Ramón García de Sena, Municipio Iribarren del Estado Lara	25.974.000				25.974.000
4.07.01.01.70	- S1659 Fundación Experimental Saysayal, Municipio Andrés Bello del Estado Mérida	20.964.000				20.964.000
4.07.01.01.70	- S1660 Asociación Merideña de Padres y Amigos de Niños Excepcionales (AMEPANE), Municipio Libertador del Estado Mérida	15.780.000				15.780.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.01.01.70	- S1661 Centro de Desarrollo Humano El Candil, Municipio Zes del Estado Mérida	39.240.000				39.240.000
4.07.01.01.70	- S1662 Asociación Civil Colegio "Dr. Ramón Reinoso Nuñez", Municipio Alberto Adriani del Estado Mérida	12.000.000				12.000.000
4.07.01.01.70	- S1663 Asociación Civil Hogar San José de la Serra, Municipio Libertador del Estado Mérida	12.720.000				12.720.000
4.07.01.01.70	- S1664 SAPRENDEH (Centro de Desarrollo Humano "El Velero", Municipio Zes del Estado Mérida	32.900.000				32.900.000
4.07.01.01.70	- S1665 SAPRENDEH (Centro de Desarrollo Humano "El Alva"), Municipio Tovar del Estado Mérida	32.900.000				32.900.000
4.07.01.01.70	- S1667 Asociación Civil Centro Profesional Santa Lucia, Municipio Paz Castillo del Estado Miranda	23.784.000				23.784.000
4.07.01.01.70	- S1668 Colegio Padre Manuel Cañizares, Municipio Independencia del Estado Miranda	6.602.924				6.602.924
4.07.01.01.70	- S1669 Unidad Educativa Colegio de Educación Especial Múltiple - CENEDEM, Municipio Guaicaipuro del Estado Miranda	20.628.000				20.628.000
4.07.01.01.70	- S1670 Unidad Educativa El Gran Rabit I, Municipio Guaicapuro del Estado Miranda	16.500.000				16.500.000
4.07.01.01.70	- S1671 Instituto Docente Complejo Educativo y Cultural de Barlovento Fundación "Victor Sosa", Municipio Guaicapuro del Estado Miranda	28.860.000				28.860.000
4.07.01.01.70	- S1672 Educación Básica Colegio Brisas de Turumo, Municipio Guaicaipuro del Estado Miranda	27.417.000				27.417.000
4.07.01.01.70	- S1673 Unidad Educativa Colegio C.E.F.I. (Centro Educativo de Formación Infantil), Municipio Plaza del Estado Miranda	12.072.000				12.072.000
4.07.01.01.70	- S1674 Unidad Educativa Batalla de la Victoria, Municipio Guaicaipuro del Estado Miranda	13.908.000				13.908.000
4.07.01.01.70	- S1676 Unidad Educativa José Antonio Páez, Municipio Turén del Estado Portuguesa	19.824.000				19.824.000
4.07.01.01.70	- S1678 Unidad Educativa Colegio Adventista Andrés Bello, Municipio Guanare del Estado Portuguesa	11.472.000				11.472.000
4.07.01.01.70	- S1679 Fundación para el Desarrollo Social San Rafael Arcangel (FUNDES), Municipio Esteler del Estado Portuguesa	30.420.000				30.420.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.01.01.70	- S1680 Unidad Educativa Santa Rita, Municipio Arismendi del Estado Sucre	10.452.000				10.452.000
4.07.01.01.70	- S1681 Unidad Educativa Privada Fray Bartolomé de las Casas, Municipio Bermúdez del Estado Sucre	20.172.000				20.172.000
4.07.01.01.70	- S1682 Unidad Educativa Privada Cecilio Acosta, Municipio Bermúdez del Estado Sucre	22.044.000				22.044.000
4.07.01.01.70	- S1684 Asociación Civil Liceo "Dr. Julio Suárez Losada", Municipio San Cristóbal del Estado Táchira	28.032.000				28.032.000
4.07.01.01.70	- S1686 Fundación Juan Pablo II, Municipio Michelena del Estado Táchira	23.208.000				23.208.000
4.07.01.01.70	- S1687 Unidad Educativa Juan Pablo Pérez Alfonso, Municipio Bolívar del Estado Táchira	16.140.000				16.140.000
4.07.01.01.70	- S1688 Fundación Taller Escuela, Municipio Independencia del Estado Táchira	28.236.000				28.236.000
4.07.01.01.70	- S1689 Colegio "El Marques", Municipio San Cristóbal del Estado Táchira	10.716.000				10.716.000
4.07.01.01.70	- S1690 Asociación Civil Servicios Educativos "12 de Febrero", Municipio Ayacucho del Estado Táchira	21.624.000				21.624.000
4.07.01.01.70	- S1691 Unidad Educativa Colegio San Pancracio, Municipio San Cristóbal del Estado Táchira	16.464.000				16.464.000
4.07.01.01.70	- S1692 Asociación Civil Unidad Educativa Colegio Doña Mery Morales de Zambrano, Municipio Michelena del Estado Táchira	30.120.000				30.120.000
4.07.01.01.70	- S1693 Asociación Civil Unidad Educativa Colegio Nuestra Señora de Lourdes, Municipio Panamericano del Estado Táchira	25.344.000				25.344.000
4.07.01.01.70	- S1694 Colegio Monseñor Acacia Chacón, Municipio Andrés Bello del Estado Táchira	16.236.000				16.236.000
4.07.01.01.70	- S1695 Unidad Educativa "Colegio Los Andes", Municipio Junín del Estado Táchira	33.756.000				33.756.000
4.07.01.01.70	- S1696 Asociación Civil de Protección Social - Instituto Coro moto, Municipio San Cristóbal del Estado Táchira	12.000.000				12.000.000
4.07.01.01.70	- S1697 Unidad Educativa Colegio "General Cipriano Castro", Municipio Independencia del Estado Táchira	14.040.000				14.040.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.01.01.70	- S1698 Colegio Blanca Graciela Arias de Caballero, Municipio Junín del Estado Táchira	22.932.000				22.932.000
4.07.01.01.70	- S1699 Escuela Básica Adventista José Antonio Páez, Municipio Valera del Estado Trujillo	9.060.000				9.060.000
4.07.01.01.70	- S1700 Unidad Educativa Colegio "Monseñor Camargo"(Diurno), Municipio Boconó del Estado Trujillo	16.896.000				16.896.000
4.07.01.01.70	- S1701 Colegio Mariscal Antonio José de Sucre, Municipio Sucre del Estado Trujillo	19.008.000				19.008.000
4.07.01.01.70	- S1702 Instituto de Previsión del Niño, Municipio Trujillo del Estado Trujillo	7.200.000				7.200.000
4.07.01.01.70	- S1703 Unidad Educativa Tomas Alba Edison, Estado Vargas	23.280.000				23.280.000
4.07.01.01.70	- S1705 Instituto Privado Héctor Alcalá Poza, Municipio San Felipe del Estado Yaracuy	15.204.000				15.204.000
4.07.01.01.70	- S1706 Unidad Educativa Instituto Br. Federico Quiros R., Municipio San Felipe del Estado Yaracuy	18.588.000				18.588.000
4.07.01.01.70	- S1707 Colegio Fundación Coy, Municipio Peña del Estado Yaracuy	25.512.000				25.512.000
4.07.01.01.70	- S1708 Colegio Privado Mixto El Gran Bolivar, Municipio Maracaibo del Estado Zulia	19.320.000				19.320.000
4.07.01.01.70	- S1709 Fundación Unidad Educativa El Gran Procer, Municipio Maracaibo del Estado Zulia	32.580.000				32.580.000
4.07.01.01.70	- S1710 Unidad Educativa Juan Wesley, Municipio San Francisco del Estado Zulia	11.256.000				11.256.000
4.07.01.01.70	- S1711 Asociación Civil Unidad Educativa Profesor Augusto Mijares - Instituto Privado Mixto, Municipio Machiques de Perijá del Estado Zulia	13.248.000				13.248.000
4.07.01.01.70	- S1712 Colegio Luz y Verdad, Municipio Maracaibo del Estado Zulia	17.268.000				17.268.000
4.07.01.01.70	- S1714 Unidad Educativa Privada Santa Bárbara, Municipio Maracaibo del Estado Zulia	21.780.000				21.780.000
4.07.01.01.70	- S1715 Liceo General Rafael Urdaneta, Municipio la Cañada de Urdaneta del Estado Zulia	20.916.000				20.916.000
4.07.01.01.70	- S1716 Escuela Básica Nuestra Señora de la Paz, Municipio Maracaibo del Estado Zulia	12.108.000				12.108.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.01.01.70	- S1717 Unidad Educativa Jacinto Lara - Mixto, Municipio Maracaibo del Estado Zulia	13.596.000				13.596.000
4.07.01.01.70	- S1719 Fundación Unidad Educativa Madre Mercedes Molina Sociedad Civil Sin Fines de Lucro, Municipio San Francisco del Estado Zulia	27.288.000				27.288.000
4.07.01.01.70	- S1721 Asociación Civil Sin Fines de Lucro Centro Educativo de Artes y Oficios Maria Auxiliadora, Municipio Mara del Estado Zulia	10.824.000				10.824.000
4.07.01.01.70	- S1722 Unidad Educativa Mi Angel de la Guarda, Municipio Cabimas del estado Zulia	28.128.000				28.128.000
4.07.01.01.70	- S1723 Fundación Peter Alexander, Municipio Maracaibo del Estado Zulia	39.000.000				39.000.000
4.07.01.01.70	- S1724 Unidad Educativa Miguel Otero Silva, Municipio Maracaibo del Estado Zulia	21.432.000				21.432.000
4.07.01.01.70	- S1725 Unidad Educativa León Jerome Hoet, Municipio Jesús Enrique Lozada del Estado Zulia	25.968.000				25.968.000
4.07.01.01.70	- S1726 Unidad Educativa Rosa de Saron, Municipio Maracaibo del Estado Zulia	15.312.000				15.312.000
4.07.01.01.70	- S1727 Unidad Educativa Peniel, Municipio San Francisco del Estado Zulia	25.596.000				25.596.000
4.07.01.01.70	- S1728 Fundación Fray Junipero de Escalada, Municipio San Francisco del Estado Zulia	30.920.000				30.920.000
4.07.01.01.70	- S1729 Unidad Educativa Rafael Yépez Trujillo, Municipio San Francisco del Estado Zulia	28.860.000				28.860.000
4.07.01.01.70	- S1730 Unidad Educativa Jose Maria España, Municipio Maracaibo del Estado Zulia	22.200.000				22.200.000
4.07.01.01.70	- S1731 Unidad Educativa Tulio Febres Cordero, Municipio Maracaibo del Estado Zulia	27.300.000				27.300.000
4.07.01.01.70	- S1792 Asociación Civil de Base Comunitario "Cnel. Julian Monte de Oca", Distrito Capital	37.056.000				37.056.000
4.07.01.01.70	- S1793 Asociación Civil Unidad Educativa Martin Tobar Ponte, Distrito Capital	18.837.000				18.837.000
4.07.01.01.70	- S1794 Asociación Civil Comunidad Educativa Preescolar Fresilandaia, Distrito Capital	21.060.000				21.060.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.01.01.70	- S1795 Asociación Civil Unidad Básica Colegio Juan Manuel Olivares, Distrito Capital	18.000.000				18.000.000
4.07.01.01.70	- S1796 Asociación Civil Preescolar Asistencial Medina Angarita, Distrito Capital	18.720.000				18.720.000
4.07.01.01.70	- S1797 Unidad Educativa Preescolar Santa Isabel, Distrito Capital	17.040.000				17.040.000
4.07.01.01.70	- S1798 Preescolar Mi Madre Emilia, Distrito Capital	16.320.000				16.320.000
4.07.01.01.70	- S1799 S. C. Perlitas del Saber, Distrito Capital	12.000.000				12.000.000
4.07.01.01.70	- S1800 Preescolar Asistencial Laura Alvarado de Cardozo - Plan de Manzano - Distrito Capital	12.000.000				12.000.000
4.07.01.01.70	- S1801 Asociación Civil Unidad Educativa Arnoldo Gabaldón, Distrito Capital	12.000.000				12.000.000
4.07.01.01.70	- S1802 Unidad Educativa San Onofre, Distrito Capital	12.000.000				12.000.000
4.07.01.01.70	- S1803 Asociación Civil Unidad Educativa Preescolar Asistencial Santa Rita, Distrito Federal	12.000.000				12.000.000
4.07.01.01.70	- S1804 Asociación Civil de Formación Técnica, Distrito Federal	12.000.000				12.000.000
4.07.01.01.70	- S1805 Asociación Civil Preescolar Asistencial Procer Pedro Camejo, Distrito Capital	12.000.000				12.000.000
4.07.01.01.70	- S1806 Fundación por la Prevención y el Ambiente (FUNDAPREA), Distrito Capital	12.000.000				12.000.000
4.07.01.01.70	- S1807 Asociación Civil Unidad Educativa Antonio Bertorelli C., Distrito Capital	12.000.000				12.000.000
4.07.01.01.70	- S1808 Asociación Educativa Rafael Urdaneta, Distrito Capital	12.000.000				12.000.000
4.07.01.01.70	- S1809 Preescolar Asistencial José Gregorio Hernández, Distrito Capital	12.000.000				12.000.000
4.07.01.01.70	- S1810 Unidad Educativa Integral Padre Manuel María de Aguilar (ASOEDUPAMAA), Distrito Capital	12.000.000				12.000.000
4.07.01.01.70	- S1811 Comunidad Educativa Preescolar Asistencial San Antonio, Distrito Capital	12.000.000				12.000.000
4.07.01.01.70	- S1812 Unidad Educativa Preescolar Asistencial San Benito - Los Flores de Catia - Distrito Capital	12.768.000				12.768.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.07.01.01.70	- S1813 Asociación Civil Colegio San Jose, Guanare, Estado Portuguesa	12.000.000				12.000.000
4.07.01.01.70	- S1814 Unidad Educativa Colegio Valores Humanos, Libertador, Estado Táchira	12.000.000				12.000.000
4.07.01.01.70	- S1815 Unidad Educativa Rafael Angel Espinosa, Municipio Rafael Rangel, Estado Trujillo	16.728.000				16.728.000
4.07.01.01.72	Subsidios culturales al sector privado	12.707.423.890				12.707.423.890
4.07.01.01.72	- S0148 Banco del Libro	370.000.000				370.000.000
4.07.01.01.72	- S0587 Fundación para el Desarrollo de las Ciencias Físicas, Matemáticas y Naturales (FUDECI)	997.043.890				997.043.890
4.07.01.01.72	- S0635 Fundación Museo de los Niños.	950.000.000				950.000.000
4.07.01.01.72	- S0942 Sociedad Orquesta Sinfónica de Venezuela.	9.500.000.000				9.500.000.000
4.07.01.01.72	- S1523 Fundación Palacio de las Academias	220.380.000				220.380.000
4.07.01.01.72	- S1549 Fundación Bartolomé Ferrer - Nueva Esparta	20.000.000				20.000.000
4.07.01.01.72	- S1550 Fundación 8 de Agosto de 1817 - Nueva Esparta	50.000.000				50.000.000
4.07.01.01.72	- S1571 Fundación Luis Beltrán Prieto Figueroa	300.000.000				300.000.000
4.07.01.01.72	- S1768 Orquesta Sinfónica de la Opera	300.000.000				300.000.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	690.000.000				690.000.000
4.07.01.01.73	- S0133 Asociación Venezolana de Padres y Amigos de Niños Excepcionales (AVEPANE.	500.000.000				500.000.000
4.07.01.01.73	- S0236 Centro Multidisciplinario Orientación Sin Drogas (CEMODRO.	20.000.000				20.000.000
4.07.01.01.73	- S1755 Fundación Vida Mejor (FUNVIME)	30.000.000				30.000.000
4.07.01.01.73	- S1762 Fundación Niños Discapacitados (FUNDISNE)	50.000.000				50.000.000
4.07.01.01.73	- S1763 Fundación República Insular	30.000.000				30.000.000
4.07.01.01.73	- S1776 Federación Única de Educadores Jubilados y Pensionados de Venezuela (FUDESUPVEN)	60.000.000				60.000.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	945.974.206				945.974.206
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	945.974.206				945.974.206
4.07.02.01.00	Transferencias corrientes al exterior	945.974.206				945.974.206
4.07.02.01.04	Transferencias corrientes a organismos internacionales	945.974.206				945.974.206
4.07.02.01.04	- I0043 Fondo Especial Multilateral del Consejo Interamericano para el Desarrollo Integral de la Ciencia y la Cultura (F.E.M.C.I.D.I.C.C.).	21.500.000				21.500.000
4.07.02.01.04	- I0063 Instituto Panamericano de Geografía e Historia (I.P.G.H.).	525.856				525.856
4.07.02.01.04	- I0076 Organización de Estados Iberoamericanos para la Educación, la Ciencia y la Cultura O.E.I., en España.	215.000.000				215.000.000
4.07.02.01.04	- I0080 Organización de las Naciones Unidas para la Educación, la Ciencia y la Cultura (UNESCO).	215.000.000				215.000.000
4.07.02.01.04	- I0111 Cooperación Técnica con el Área del Caribe. Programas Educativos Culturales, Centro Interamericano de Idiomas.	12.816.000				12.816.000
4.07.02.01.04	- I0155 Asociación de Televisión Educativa Iberoamericana (A.T.E.I.)	399.962.350				399.962.350
4.07.02.01.04	- I0205 Asociación de Estados Iberoamericanos para el Desarrollo de las Bibliotecas Nacionales de Iberoamerica (ABINIA)	59.670.000				59.670.000
4.07.02.01.04	- I0228 Laboratorio Latinoamericano de Evaluación de Calidad de la Educación	21.500.000				21.500.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	1.164.491.095.990				1.164.491.095.990
	TOTAL	1.164.491.095.990				1.164.491.095.990

Ministerio del Trabajo

MINISTERIO DEL TRABAJO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Constitución de la República Bolivariana de Venezuela (C.R.B.V.) establece que la educación y el trabajo son los procesos fundamentales para alcanzar los fines del Estado. En su Título III, "De los Deberes, Derechos Humanos y Garantías", se desarrollan los "Derechos Sociales y de la Familia", como el derecho de toda persona al trabajo y a la seguridad social integral, haciendo énfasis en la garantía que debe ofrecer el Estado del derecho al trabajo a los jóvenes y las jóvenes, ancianos y ancianas y a las personas con discapacidad, y en condiciones de equidad e igualdad de hombres y mujeres; el derecho de todo trabajador y trabajadora a una ocupación productiva en condiciones de seguridad, higiene y ambiente de trabajo adecuado y con un salario suficiente; el derecho a las prestaciones sociales, a un descanso semanal y vacaciones remuneradas; a constituir libremente organizaciones sindicales y a la negociación colectiva voluntaria, así como a la huelga. Igualmente, en este mismo Título se desarrollan los Derechos Económicos donde se reconoce el derecho de los trabajadores y trabajadoras y de la comunidad para desarrollar asociaciones de carácter social y participativo, facilitando el ejercicio de cualquier actividad económica, para lo cual el Estado promoverá y protegerá estas asociaciones destinadas a mejorar la economía popular y alternativa.

Los mandatos constitucionales antes referidos, que definen la nueva visión del Estado venezolano y lo obligan a garantizar estos derechos, orientan por consiguiente las políticas, planes y proyectos que desarrolla el Ministerio del Trabajo, dentro del marco de las competencias que le son atribuidas en el Decreto sobre Organización y Funcionamiento de la Administración Pública Central. Los instrumentos jurídicos más relevantes que inciden en la conformación de las competencias, atribuciones, funciones y estructura organizativa del Ministerio del Trabajo son la Ley Orgánica del Trabajo y la Ley Orgánica del Sistema de Seguridad Social. Esta último tiene por objeto crear la nueva institucionalidad del sistema de seguridad social, y le corresponde al Ministerio del Trabajo, en el marco de esta ley y las leyes especiales que la desarrollan, recientemente promulgadas, asumir nuevas competencias referidas a los tres sistemas prestacionales que integran el sistema de seguridad social, además de la rectoría directa de los regímenes prestacionales que conforman el sistema de previsión social, y el tutelaje de sus entes adscritos, por lo que debe profundizar su fortalecimiento institucional, dando pie a varios proyectos en el presupuesto del año 2006.

. En este contexto legal, el Ministerio del Trabajo continuará transformándose en un órgano articulador de las políticas sociales y económicas, capaz de generar decisiones de impacto favorables en la consecución de los cinco equilibrios establecidos en las líneas generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007, a partir del fortalecimiento de las capacidades gerenciales e institucionales, para contribuir a la nueva visión de Estado plasmada en la Constitución de la República Bolivariana de Venezuela.

Las políticas institucionales que el Ministerio del Trabajo ha definido para orientar las acciones de los Proyectos que nos proponemos llevar a cabo para el ejercicio económico financiero 2006 tienen como enunciado: 1) Garantizar la defensa a un trabajo digno y decente, mediante el fortalecimiento de los servicios de promoción, intermediación, fiscalización, formación y defensa de los derechos y de las obligaciones de los trabajadores (as). 2) Promover la responsabilidad social de los empleadores, garantizando la protección de las fuentes de empleo y que éstas sean seguras y de calidad 3) Garantizar una seguridad social para todos y para todas, ampliando la calidad y cobertura de sus prestaciones 4) Recuperar el poder adquisitivo de los trabajadores (as), fortaleciendo los mecanismo institucionales que influyen en el mercado de trabajo, así como los procesos de sindicación y de negociación colectiva 5) Fomentar y dirigir el diálogo social para la generación de un modelo económico y social diversificado, productivo, incluyente y de justicia social, cuyas relaciones de producción se fundamenten en la solidaridad. 6) Estimular y promover la democratización de las organizaciones de trabajadores y empleadores, para la defensa colectiva de sus derechos. 7) Posicionar internacionalmente al Ministerio en materia socio laboral para fortalecer el equilibrio multipolar y la agenda social. 8) Mejorar y transformar los procesos sustantivos del Ministerio hacia la prestación de servicios con altos niveles de eficacia, eficiencia y efectividad, a través del desarrollo de proyectos que fortalezcan su capacidad de gestión.

Bajo la orientación de cada uno de las Políticas Institucionales antes enunciados, hemos formulado diferentes proyectos a ser ejecutados para el año 2006 por las diferentes unidades sustantivas y de apoyo al Ministerio del Trabajo y sus entes adscritos, con los cuales aspiramos hacer realidad los efectos e impactos sociales que reflejamos en los mismos y que presentamos en el Presupuesto para el Ejercicio Económico Financiero 2006. De ellos hemos seleccionado, para ser incluidas en el Plan Operativo Anual Nacional 2006 (P.O.A.N. 2006), los proyectos de mayor impacto en el cumplimiento de los objetivos estratégicos que se ha fijado el Estado en el Plan de Desarrollo Económico y Social 2001-2007 y la Agenda al Decisor, de los cuales queremos destacar la implantación del Nuevo Modelo de Justicia Administrativa del Trabajo, que iniciamos el año 2005 en 12 Inspectorías del Trabajo, el cual tiene como finalidad ampliar la cobertura del servicio que se ofrece en ellas para el año 2006, a 13 nuevas Inspectorías del Trabajo funcionando bajo este nuevo modelo, para ofrecerles a los trabajadores (as) respuestas a sus solicitudes o peticiones de manera oportuna y eficiente, mediante el soporte de sistemas automatizados e infraestructuras dignas y modernas; y aumentando la capacidad de análisis jurídico laboral de los funcionarios que prestan servicio en las mismas, a través de la formación y actualización permanente, en un ambiente de reafirmación y recuperación de la ética y mística de trabajo del funcionario público.

Otros proyectos de alto impacto estratégico que hemos seleccionado para ser incluidos en el P.O.A.N. 2006, corresponden a aquellos dirigidos a promover, mantener y fortalecer el diálogo social entre los empresarios y los trabajadores para concretar los esquemas de Cogestión y Autogestión, que estamos llevando a cabo dentro del Acuerdo Marco de Corresponsabilidad para la Transformación Industrial, el cual conjuntamente con el proyecto de fomento al financiamiento dirigido a las Cooperativas y otras organizaciones de sectores socio-productivos, contribuyen al logro del Objetivo Estratégico Nueva Etapa " Acelerar la construcción del nuevo modelo productivo rumbo a la creación del nuevo sistema económico". Asimismo, hemos seleccionado en el INPSASEL, los proyectos que ha formulado dirigidos dentro de una política de carácter preventivo, a la inspección para la vigilancia de las condiciones y medio ambiente del trabajo y la prevención de accidentes de trabajo y enfermedades ocupacionales, para cubrir una población de 1.200.000 trabajadores; y dentro de una política de carácter correctivo, a la atención integral a unos 600.000 trabajadores (as), para reparar las consecuencias del incumplimiento de la normativa laboral en materia de salud y seguridad en el trabajo por parte de los empleadores. Hemos seleccionado, igualmente, para ser incluidos en el P.O.A.N. 2006, un grupo de proyectos que contribuyen al fortalecimiento de misiones sociales y productivas, a través de la inclusión de personas de difícil inserción laboral, mediante acciones de formación, orientación y capacitación socioproductivo.

Finalmente, se destacan las acciones que se seguirán desarrollando en el año 2006, dentro del proyecto "Posicionamiento Internacional de Venezuela en Materia Socio-Laboral", para fortalecer el equilibrio multipolar y la agenda social a través de procesos de integración Comunidad Andina-MERCOSUR y la construcción de la Comunidad Sudamericana de Naciones, que permitirá beneficiar a millones de trabajadores, como consecuencia de las negociaciones, acuerdos y métodos para su aplicación en materia sociolaboral.

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Unidad de Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
130007000	Regulación, control, supervisión e inspección de las relaciones y condiciones de trabajo	Caso atendido	200.000	48.859.357.891			48.859.357.891
130008000	Defensa de los derechos laborales y sociales de los trabajadores en regímenes especiales (trabajadores pesqueros, rurales, niños y adolescentes, domésticas, trabajadores a domicilio, trabajadores que prestan servicios en áreas catalogadas como trabajo invisible)	Trabajador beneficiado	2.000.000	320.439.344			320.439.344
130009000	Promoción y regulación de la negociación colectiva	Trabajador beneficiado	1.000.000	5.180.529.887			5.180.529.887
130010000	Implantación del Nuevo Modelo de Justicia Administrativa del Trabajo	Trabajador atendido	343.200	17.775.258.808			17.775.258.808
130011000	Fortalecimiento del Plan de Inspección Especial a las Asociaciones Cooperativas	Trabajador beneficiado	600.000	225.486.736			225.486.736
130012000	Inclusión de los indígenas y de las personas con discapacidad en el plan de inspección laboral	Trabajador beneficiado	100.000	168.614.934			168.614.934
130013000	Registro de organizaciones sindicales	Registro	632	2.795.114.994			2.795.114.994
130014000	Fortalecimiento del Viceministerio de Seguridad Social	Institución fortalecida	1	837.843.092			837.843.092
130015000	Contribución al impulso y fortalecimiento de la economía social, mediante el financiamiento dirigido a cooperativas y otras organizaciones de sectores socio-productivos.	Cooperativa	250	1.022.047.573			1.022.047.573
130016000	Asesorar, asistir y representar judicial, extrajudicial y en sede administrativa a los trabajadores en forma gratuita	Defensa	269.180	20.059.582.012			20.059.582.012
130017000	Actualización y preparación de los subproyectos del Plan de Implantación del Nuevo Sistema de Seguridad Social	Proyecto	2	330.356.834			330.356.834

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Unidad de Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
130018000	Información, formación y organización para el desarrollo de la cultura del Sistema de Seguridad Social	Persona adiestrada	3.000	557.160.457			557.160.457
130019000	Regulación, control y evaluación de la gestión y la administración de los recursos financieros de las unidades adscritas	Trabajador beneficiado	51.960	8.083.487.908			8.083.487.908
130020000	Transición de los regímenes de jubilaciones y pensiones preexistentes	Plan	1	150.615.630			150.615.630
130021000	Diseño e implementación de un modelo de gestión para la inclusión de los nuevos actores productivos de la seguridad social	Modelo	8	344.981.610			344.981.610
130023000	Observatorio Venezolano de la Seguridad Social	Unidad administradora desconcentrada fortalecida	1	296.657.715			296.657.715
130024000	Promover, mantener y fortalecer el diálogo entre los empresarios y los trabajadores para concretar los esquemas de cogestión y autogestión.	Empresa	234	584.988.844			584.988.844
130025000	Políticas de atención dirigidas a la población migrante laboral internacional.	Población atendida	4.000	1.221.852.585			1.221.852.585
130027000	Formación, orientación y capacitación de la población excluida o con dificultades para acceder al mercado de trabajo, que acuden al Servicio Nacional de Empleo.	Persona capacitada	6.000	4.947.818.066			4.947.818.066
130028000	Formación profesional de personas con discapacidad para facilitar su inserción e integración laboral y socio productiva.	Persona beneficiada	1.000	1.540.683.133			1.540.683.133
130030000	Transformación de la Biblioteca Central en Centro de Información y Documentación, a objeto de ofrecer un servicio integral a todos nuestros usuarios.	Usuario atendido	1.541	1.418.736.072			1.418.736.072

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Unidad de Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
130031000	Programa de formación y capacitación sobre derechos laborales y contraloría social, para las organizaciones sindicales y sociales.(Nueva Etapa)	Taller	24	339.555.226			339.555.226
130032000	Posicionamiento de la Gestión del Ministerio a través de la comunicación e información intra y extra institucional.	Usuario atendido	12.000.000	5.144.116.734			5.144.116.734
130034000	Formación sobre ética pública y rendición de cuentas como estrategia para avanzar en la implantación del nuevo modelo de gestión pública.	Funcionario	1.982	560.678.277			560.678.277
130035000	Investigación sobre la fuerza de trabajo, mercado laboral y seguimiento de la economía nacional.	Informe	6	1.003.640.663			1.003.640.663
130036000	Transformación del modelo de gestión y fortalecimiento del Servicio Nacional de Empleo.	Usuario atendido	254.160	10.226.645.947			10.226.645.947
130037000	Posicionamiento internacional de Venezuela en materia socio laboral.	Trabajador beneficiado	12.000.000	2.510.202.003			2.510.202.003
130038000	Asesoramiento interno a los fines de atender los compromisos que adquiera el Ministerio en ejecución de las políticas y actividades .	Opinión	375	474.457.972			474.457.972
130039000	Alzada del Nuevo Modelo de Justicia Administrativa del Trabajo.	Resolución	300	740.172.894			740.172.894
130040000	Orientación y asesoramiento a la Ministra (o), Viceministro(a) a sus Directores y las demás Dependencias Públicas o Privadas, así como a las Organizaciones Sindicales de Trabajadores y Empleadores.	Dictamen	600	616.615.188			616.615.188
130041000	Sistema de Información de Seguridad Social, Registros de Empresas y Establecimientos	Registro	78.000	8.478.127.275			8.478.127.275
130042000	Plan de Implantación del Nuevo Sistema de Seguridad Social	Implantación	3	3.681.872.725			3.681.872.725

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Unidad de Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
130043000	Consolidar el Ministerio del trabajo como fuente confiable, oportuna y segura de información en los indicadores laborales de empleo, seguridad social e industrial.	Informe estadístico	1	1.692.847.878			1.692.847.878
130044000	Fortalecimiento de la Dirección de Tecnologías de Información y Comunicación.	Ampliación de la plataforma	1	6.091.312.028			6.091.312.028
130045000	Acondicionamiento de Sede Administrativa del Ministerio del Trabajo Centro Simón Bolívar piso 2 y 5, Silencio-Caracas.	Acondicionamiento de oficina	100	2.008.026.420			2.008.026.420
130046000	Transferencias para financiar los Proyectos del Instituto Nacional para la Capacitación y Recreación de los Trabajadores (INCRET)	Bolívares	29.651.628.078	29.651.628.078			29.651.628.078
130047000	Transferencias para financiar los Proyectos del Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	Bolívares	21.952.806.050	21.952.806.050			21.952.806.050
130048000	Transferencias para financiar los Proyectos del Instituto Venezolano de los Seguros Sociales (IVSS)	Bolívares	4.212.768.322.813	4.212.768.322.813			4.212.768.322.813
130049000	Transformación de la Contraloría Interna a Oficina de Auditoria Interna, en cumplimiento de lo establecido en el Art. 190 de la Ley Orgánica de la Administración Financiera del Sector Público.	Estructura organizativa	4	1.121.118.739			1.121.118.739
	TOTAL			4.425.783.761.035			4.425.783.761.035

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
130001000	Dirección y Coordinación de los Gastos de los Trabajadores	25.180.917.137			25.180.917.137
130002000	Gestión Administrativa	616.105.854.946			616.105.854.946
130003000	Previsión y Protección Social	9.832.166.882			9.832.166.882
	TOTAL	651.118.938.965			651.118.938.965

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO.
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	2.382	32.500.570.162
- Directivo	91	1.957.148.875
- Profesional y Técnico	1.414	17.933.307.182
- Personal Administrativo	408	9.270.318.358
- Personal Médico	15	79.329.182
- Obrero	454	3.260.466.565
Personal Contratado	1.248	11.343.000.000
- Profesional y Técnico	391	4.723.000.000
- Personal Administrativo	807	6.265.000.000
- Obrero	50	355.000.000
TOTAL	3.630	43.843.570.162

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	114.869.974.365			114.869.974.365
4.02	Materiales, Suministros y Mercancías	21.150.410.592			21.150.410.592
4.03	Servicios no Personales	49.115.106.085			49.115.106.085
4.04	Activos Reales	21.764.286.593			21.764.286.593
4.07	Transferencias y Donaciones	4.869.622.922.365			4.869.622.922.365
4.11	Disminución de Pasivos	380.000.000			380.000.000
	TOTAL	5.076.902.700.000			5.076.902.700.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	4.859.776.355.483			4.859.776.355.483
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	4.859.776.355.483			4.859.776.355.483
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	4.859.776.355.483			4.859.776.355.483
4.07.01.03.03	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales para Atender Beneficios de la Seguridad Social	4.859.776.355.483			4.859.776.355.483
	- A0051 Instituto Nacional para la Capacitación y Recreación de los Trabajadores (INCRET)	35.945.358.628			35.945.358.628
	- A0055 Instituto Venezolano de los Seguros Sociales (I.V.S.S.)	4.797.960.553.442			4.797.960.553.442
	- A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	25.870.443.413			25.870.443.413

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	14.400.000			14.400.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	14.400.000			14.400.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	14.400.000			14.400.000
4.07.01.01.75	Subsidios a Organismos Laborales y Gremiales	14.400.000			14.400.000
	- S1504 Asociación de Jubilados y Pensionados del Ministerio del Trabajo	14.400.000			14.400.000

PROYECTO:	Regulación, control, supervisión e inspección de las relaciones y condiciones de trabajo
UNIDAD DE MEDIDA:	Caso Atendido
CANTIDAD	200.000
ASIGNACIÓN PRESUPUESTARIA:	48.859.357.891
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Brindar la atención necesaria, oportuna y eficiente para garantizar el disfrute y ejercicio de los derechos laborales individuales de los usuarios demandantes
RESULTADO:	Casos Atendidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	37.295.174.371				37.295.174.371
4.02	Materiales, Suministros y Mercancías	5.197.917.631				5.197.917.631
4.03	Servicios no Personales	3.204.907.419				3.204.907.419
4.04	Activos Reales	3.161.358.470				3.161.358.470
	TOTAL	**48.859.357.891**				**48.859.357.891**

PROYECTO:	Defensa de los derechos laborales y sociales de los trabajadores en regímenes especiales (Trabajadores pesqueros, rurales, niños y adolescentes, domésticas, trabajadores a domicilio, trabajadores que prestan servicios en áreas catalogadas como trabajo invisible)
UNIDAD DE MEDIDA:	Trabajador Beneficiado
CANTIDAD	2.000.000
ASIGNACIÓN PRESUPUESTARIA:	320.439.344
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Fortalecer y ampliar la capacidad de la Dirección de Inspección y Condiciones de Trabajo, en la defensa de los derechos laborales, de seguridad social, seguridad y salud en el trabajo, hasta ahora excluídos
RESULTADO:	Trabajadores beneficiados en regímenes especiales a través de la defensa de sus Derechos Laborales y Sociales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	192.000.000				192.000.000
4.02	Materiales, Suministros y Mercancías	49.300.064				49.300.064
4.03	Servicios no Personales	79.139.280				79.139.280
	TOTAL	320.439.344				320.439.344

PROYECTO:	Promoción y Regulación de la Negociación Colectiva
UNIDAD DE MEDIDA:	Trabajador Beneficiado
CANTIDAD	1.000.000
ASIGNACIÓN PRESUPUESTARIA:	5.180.529.887
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Promover y agilizar los trámites y la homologación de las normativas laborales y convenciones colectivas de trabajo
RESULTADO:	Trabajadores beneficiados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	4.158.257.166				4.158.257.166
4.02	Materiales, Suministros y Mercancías	779.091.418				779.091.418
4.03	Servicios no Personales	153.037.518				153.037.518
4.04	Activos Reales	90.143.785				90.143.785
	TOTAL	5.180.529.887				5.180.529.887

PROYECTO:	Implantación del Nuevo Modelo de Justicia Administrativa del Trabajo
UNIDAD DE MEDIDA:	Trabajador Atendido
CANTIDAD	343.200
ASIGNACIÓN PRESUPUESTARIA:	17.775.258.808
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Ampliar la cobertura del servicio a nivel nacional, para ofrecer a los trabajadores (as), respuestas a sus solicitudes o peticiones de manera oportuna y eficiente
RESULTADO:	Atención a 343.200 trabajadores, a través de la rehabilitación y equipamiento de 13 sedes

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	296.130.748				296.130.748
4.02	Materiales, Suministros y Mercancías	33.191.872				33.191.872
4.03	Servicios no personales	6.335.216.753				6.335.216.753
4.04	Activos Reales	11.110.719.435				11.110.719.435
	TOTAL	17.775.258.808				17.775.258.808

PROYECTO:	Fortalecimiento del Plan de Inspección Especial a las Asociaciones Cooperativas
UNIDAD DE MEDIDA:	Trabajador Beneficiado
CANTIDAD	600.000
ASIGNACIÓN PRESUPUESTARIA:	225.486.736
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Desarrollar un sistema de inspección del trabajo de amplia cobertura y transparente, que goce de credibilidad y fuerza coercitiva, que incluya la defensa de los derechos laborales de los trabajadores no asociados en las asociaciones cooperativas
RESULTADO:	Trabajadores beneficiados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	144.000.000				144.000.000
4.02	Materiales, Suministros y Mercancías	30.155.040				30.155.040
4.03	Servicios no Personales	51.331.696				51.331.696
	TOTAL	**225.486.736**				**225.486.736**

PROYECTO:	Inclusión de los indígenas y de las personas con discapacidad en el plan de inspección laboral
UNIDAD DE MEDIDA:	Trabajador Beneficiado
CANTIDAD	100.000
ASIGNACIÓN PRESUPUESTARIA:	168.614.934
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Inspeccionar la situación socio-laboral en los centros de trabajo, velando por el cumplimiento de la normativa legal que prevé la integración de personas discapacitadas y de la población indígena a la actividad productiva y laboral
RESULTADO:	Trabajadores con discapacidad y trabajadores indígenas incorporados en el sector laboral

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	96.000.000				96.000.000
4.02	Materiales, Suministros y Mercancías	23.767.560				23.767.560
4.03	Servicios no Personales	48.847.374				48.847.374
	TOTAL	**168.614.934**				**168.614.934**

PROYECTO:	Registro de Organizaciones Sindicales
UNIDAD DE MEDIDA:	Registro
CANTIDAD	632
ASIGNACIÓN PRESUPUESTARIA:	2.795.114.994
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Facilitar los procesos de registros de las organizaciones sindicales en los sectores públicos y privados a nivel nacional, regional y local
RESULTADO:	Organizaciones Sindicales Legalizadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	2.152.305.206				2.152.305.206
4.02	Materiales, Suministros y Mercancías	459.537.734				459.537.734
4.03	Servicios no Personales	132.644.286				132.644.286
4.04	Activos Reales	50.627.768				50.627.768
	TOTAL	2.795.114.994				2.795.114.994

PROYECTO:	Fortalecimiento del Viceministerio de Seguridad Social
UNIDAD DE MEDIDA:	Institución Fortalecida
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	837.843.092
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado.
OBJETIVOS ESPECIFICOS:	Fortalecer la capacidad del Ministerio en la formulación, control y seguimiento de las políticas públicas en materia de Seguridad Social.
RESULTADO:	Viceministerio Fortalecido

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	674.436.294				674.436.294
4.02	Materiales, Suministros y Mercancías	52.541.512				52.541.512
4.03	Servicios no Personales	45.541.081				45.541.081
4.04	Activos Reales	65.324.205				65.324.205
	TOTAL	837.843.092				837.843.092

PROYECTO:	Contribución al impulso y fortalecimiento de la economía social, mediante el financiamiento dirigido a cooperativas y otras organizaciones de sectores socio-productivos.
UNIDAD DE MEDIDA:	Cooperativa
CANTIDAD	250
ASIGNACIÓN PRESUPUESTARIA:	1.022.047.573
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico.
OBJETIVOS ESPECIFICOS:	Configurar en el marco de la economía social un nuevo modelo económico, social y cultural que permita la incorporación progresiva de los sectores excluidos, atendiendo a los valores de solidaridad, igualdad, justicia social, equidad y democracia directa.
RESULTADO:	Trabajadores y organizaciones de la economía social y solidaria orientados, asesorados y financiados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	352.975.588				352.975.588
4.02	Materiales, Suministros y Mercancías	369.404.892				369.404.892
4.03	Servicios no Personales	211.327.211				211.327.211
4.04	Activos Reales	88.339.882				88.339.882
	TOTAL	1.022.047.573				1.022.047.573

PROYECTO:	Asesorar, asistir y representar judicial, extrajudicial y en sede administrativa a los trabajadores en forma gratuita
UNIDAD DE MEDIDA:	Defensa
CANTIDAD	269.180
ASIGNACIÓN PRESUPUESTARIA:	20.059.582.012
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Garantizar la asistencia y defensa de los trabajadores usuarios en vía administrativa, judicial y extrajudicial para lograr el desarrollo del sistema de atención de los derechos laborales y sus condiciones de trabajo.
RESULTADO:	reenganche, estabilidad y pago de prestaciones sociales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	15.316.003.130				15.316.003.130
4.02	Materiales, Suministros y Mercancías	2.713.300.113				2.713.300.113
4.03	Servicios no Personales	1.906.038.686				1.906.038.686
4.04	Activos Reales	124.240.083				124.240.083
	TOTAL	20.059.582.012				20.059.582.012

PROYECTO: Actualización y preparación de los subproyectos del Plan de Implantación del Nuevo Sistema de Seguridad Social

UNIDAD DE MEDIDA: Proyecto

CANTIDAD 2

ASIGNACIÓN PRESUPUESTARIA: 330.356.834

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social

OBJETIVOS ESPECIFICOS: Aumentar la cobertura, calidad y oportunidad de las prestaciones que otorga el Sistema de Seguridad Social, contribuyendo asi a garantizar el derecho a la Seguridad Social de forma progresiva

RESULTADO: Implantación del Órgano Rector, la Tesorería y la Superintendencia del Sistema de Seguridad Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	226.322.343				226.322.343
4.02	Materiales, Suministros y Mercancías	60.274.444				60.274.444
4.03	Servicios no Personales	26.624.531				26.624.531
4.04	Activos Reales	17.135.516				17.135.516
	TOTAL	**330.356.834**				**330.356.834**

PROYECTO: Información, formación y organización para el desarrollo de la cultura del Sistema de Seguridad Social

UNIDAD DE MEDIDA: Persona Adiestrada

CANTIDAD 3.000

ASIGNACIÓN PRESUPUESTARIA: 557.160.457

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular

OBJETIVOS ESPECIFICOS: Promover la cultura de la seguridad social que permita la activación, articulación e implementación de redes de participación protagónica para el desarrollo de la Contraloría Social orientado hacia la construcción del Nuevo Sistema de la Seguridad Social

RESULTADO: 3.000 personas formadas en materia de seguridad social, con el objeto de operar como multiplicadores de un modelo cultural para el desarrollo de la seguridad social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	198.142.732				198.142.732
4.02	Materiales, Suministros y Mercancías	110.358.394				110.358.394
4.03	Servicios no Personales	211.556.176				211.556.176
4.04	Activos Reales	37.103.155				37.103.155
	TOTAL	557.160.457				557.160.457

PROYECTO:	Regulación, control y evaluación de la gestión y la administración de los recursos financieros de las unidades adscritas
UNIDAD DE MEDIDA:	Trabajador Beneficiado
CANTIDAD	51.960
ASIGNACIÓN PRESUPUESTARIA:	8.083.487.908
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Afianzar el posicionamiento del Ministerio a nivel regional y garantizar la gestión efectiva y eficiente de las unidades adscritas
RESULTADO:	Trabajadores Beneficiados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	5.201.966.018				5.201.966.018
4.02	Materiales, Suministros y Mercancías	630.573.875				630.573.875
4.03	Servicios no Personales	1.946.171.767				1.946.171.767
4.04	Activos Reales	304.776.248				304.776.248
	TOTAL	8.083.487.908				8.083.487.908

PROYECTO:	Transición de los Regímenes de Jubilaciones y Pensiones Preexistentes
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	150.615.630
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Elaborar un plan de transición de los regímenes de jubilaciones y pensiones preexistentes a la Ley Orgánica del Sistema de Seguridad Social
RESULTADO:	Plan de transición elaborado de los regimenes de jubilaciones y pensiones preexistentes al Sistema de Seguridad Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	109.636.548				109.636.548
4.02	Materiales, Suministros y Mercancías	14.404.184				14.404.184
4.03	Servicios no Personales	24.699.298				24.699.298
4.04	Activos Reales	1.875.600				1.875.600
	TOTAL	**150.615.630**				**150.615.630**

PROYECTO:	Diseño e implementación de un Modelo de Gestión para la inclusión de los Nuevos Actores Productivos de la Seguridad Social
UNIDAD DE MEDIDA:	Modelo
CANTIDAD	8
ASIGNACIÓN PRESUPUESTARIA:	344.981.610
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Ampliar la cobertura de la Seguridad Social hacia la población trabajadora del sector informal e incluir a los nuevos actores productivos
RESULTADO:	Incorporación de los Nuevos Actores Productivos a la Seguridad Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	155.301.501				155.301.501
4.02	Materiales, Suministros y Mercancías	14.589.804				14.589.804
4.03	Servicios no Personales	169.234.665				169.234.665
4.04	Activos Reales	5.855.640				5.855.640
	TOTAL	344.981.610				344.981.610

PROYECTO:	Observatorio Venezolano de la Seguridad Social
UNIDAD DE MEDIDA:	Unidad Administradora Desconcentrada Fortalecida
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	296.657.715
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Crear el Observatorio Venezolano de la Seguridad Social (OE-VE-SS)
RESULTADO:	Observatorio Venezolano de la Seguridad Social creado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	214.511.362				214.511.362
4.02	Materiales, Suministros y Mercancías	53.867.976				53.867.976
4.03	Servicios no Personales	21.952.670				21.952.670
4.04	Activos Reales	6.325.707				6.325.707
	TOTAL	**296.657.715**				**296.657.715**

PROYECTO: Promover, mantener y fortalecer el diálogo entre los empresarios y los trabajadores para concretar los esquemas de Cogestión y Autogestión.

UNIDAD DE MEDIDA: Empresa

CANTIDAD 234

ASIGNACIÓN PRESUPUESTARIA: 584.988.844

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico.

OBJETIVOS ESPECIFICOS: Inclusión progresiva de los sectores excluidos al nuevo modelo de desarrollo económico endógeno, a través del impulso de empresas de participación social, en las cuales de forma cogestionaria, tanto los trabajadores como los empleadores participan como copropietarios y como coadministradores en industrias que fueron cerradas en los años noventa, y comprometiéndose el Estado a ayudarlas financieramente, y actualizarlas tecnológicamente y a brindar asistencia técnica.

RESULTADO: Empresas integradas al proceso cogestionario.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	256.900.440				256.900.440
4.02	Materiales, Suministros y Mercancías	249.991.390				249.991.390
4.03	Servicios no Personales	78.097.014				78.097.014
	TOTAL	584.988.844				584.988.844

PROYECTO: Políticas de atención dirigidas a la población migrante laboral internacional.

UNIDAD DE MEDIDA: Población Atendida

CANTIDAD 4.000

ASIGNACIÓN PRESUPUESTARIA: 1.221.852.585

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social.

OBJETIVOS ESPECIFICOS: Garantizar los derechos de la población migrante laboral internacional.

RESULTADO: Servicio para la atención de la población migrante internacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	419.114.645				419.114.645
4.02	Materiales, Suministros y Mercancías	223.081.372				223.081.372
4.03	Servicios no Personales	501.848.253				501.848.253
4.04	Activos Reales	77.808.315				77.808.315
	TOTAL	1.221.852.585				1.221.852.585

PROYECTO:	Formación, orientación y capacitación de la población excluida o con dificultades para acceder al mercado de trabajo, que acuden al Servicio Nacional de Empleo.
UNIDAD DE MEDIDA:	Persona Capacitada
CANTIDAD	6.000
ASIGNACIÓN PRESUPUESTARIA:	4.947.818.066
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico.
OBJETIVOS ESPECIFICOS:	Formación profesional, capacitación y orientación a las personas con dificultad para acceder al mercado de trabajo, contribuyendo a garantizar el acceso a empleos dignos y ocupaciones productivas.
RESULTADO:	6.000 personas orientadas, capacitadas y formadas en un oficio e incluidas en el mercado laboral.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	547.231.413				547.231.413
4.02	Materiales, Suministros y Mercancías	157.933.361				157.933.361
4.03	Servicios no Personales	4.202.264.393				4.202.264.393
4.04	Activos Reales	40.388.899				40.388.899
	TOTAL	4.947.818.066				4.947.818.066

PROYECTO: Formación profesional de personas con discapacidad para facilitar su inserción e integración laboral y socio productiva.

UNIDAD DE MEDIDA: Persona Beneficiada

CANTIDAD 1.000

ASIGNACIÓN PRESUPUESTARIA: 1.540.683.133

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social.

OBJETIVOS ESPECIFICOS: Reducir la tasa de desempleo de las personas con discapacidad, a través de su formación profesional que facilite su incorporación en actividades económicas productivas dependientes y no dependientes, a fin de mejorar su calidad de vida.

RESULTADO: Inserción de 1.000 personas discapacitadas sin oficios dignos al mercado laboral y socioproductivo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	823.027.712				823.027.712
4.02	Materiales, Suministros y Mercancías	291.292.398				291.292.398
4.03	Servicios no Personales	242.681.877				242.681.877
4.04	Activos Reales	183.681.146				183.681.146
	TOTAL	1.540.683.133				1.540.683.133

PROYECTO:	Transformación de la Biblioteca Central en Centro de Información y Documentación, a objeto de ofrecer un servicio integral a todos nuestros usuarios.
UNIDAD DE MEDIDA:	Usuario Atendido
CANTIDAD	1.541
ASIGNACIÓN PRESUPUESTARIA:	1.418.736.072
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Articular y optimizar la nueva estrategia comunicacional.
OBJETIVOS ESPECIFICOS:	Garantizar la prestación de un buen servicio de información a los ciudadanos que soliciten información en materia documental.
RESULTADO:	Servicio de Documentación y Biblioteca funcionando en forma integral y eficiente.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	636.281.251				636.281.251
4.02	Materiales, Suministros y Mercancías	79.855.659				79.855.659
4.03	Servicios no Personales	568.313.924				568.313.924
4.04	Activos Reales	134.285.238				134.285.238
	TOTAL	1.418.736.072				1.418.736.072

PROYECTO:	Programa de formación y capacitación sobre derechos laborales y contraloría social, para las organizaciones sindicales y sociales.(Nueva Etapa)
UNIDAD DE MEDIDA:	Taller
CANTIDAD	24
ASIGNACIÓN PRESUPUESTARIA:	339.555.226
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Capacitar a los Procuradores para ofrecer una defensa efectiva de los derechos de los trabajadores.
RESULTADO:	Atención efectiva en materia laboral y formación integral de organizaciones sociales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	231.242.788				231.242.788
4.02	Materiales, Suministros y Mercancías	55.487.566				55.487.566
4.03	Servicios no Personales	52.824.872				52.824.872
	TOTAL	339.555.226				339.555.226

PROYECTO:	Posicionamiento de la Gestión del Ministerio a través de la comunicación e información intra y extra institucional.
UNIDAD DE MEDIDA:	Usuario Atendido
CANTIDAD	12.000.000
ASIGNACIÓN PRESUPUESTARIA:	5.144.116.734
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Articular y optimizar la nueva estrategia comunicacional.
OBJETIVOS ESPECIFICOS:	Brindar un servicio óptimo de alta calidad, a través de materiales divulgativos impresos y audiovisuales que garantice información oportuna y veraz de todos los servicios de defensa laboral, que presta el Ministerio del Trabajo.
RESULTADO:	Productos comunicacionales relacionados con el área audiovisual, impresa, digital y de atención al usuario.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	982.415.003				982.415.003
4.02	Materiales, suministros y mercancías	947.147.835				947.147.835
4.03	Servicios no personales	3.102.763.296				3.102.763.296
4.04	Activos reales	111.790.600				111.790.600
	TOTAL	5.144.116.734				5.144.116.734

PROYECTO:	Formación sobre ética pública y rendición de cuentas como estrategia para avanzar en la implantación del nuevo modelo de gestión pública.
UNIDAD DE MEDIDA:	Funcionario
CANTIDAD	1.982
ASIGNACIÓN PRESUPUESTARIA:	560.678.277
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Activar una nueva estrategia integral y eficaz contra la corrupción.
OBJETIVOS ESPECIFICOS:	Promover la ética pública y moral administrativa como principios y valores para avanzar en la implantación de una nueva institucionalidad.
RESULTADO:	Realización de talleres que permitan contribuir a la formación y capacitación de funcionarios públicos a los fines de sensibilizar los procesos y trámites administrativos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	72.000.000				72.000.000
4.02	Materiales, Suministros y Mercancías	250.363.620				250.363.620
4.03	Servicios no Personales	225.197.902				225.197.902
4.04	Activos Reales	13.116.755				13.116.755
	TOTAL	**560.678.277**				**560.678.277**

PROYECTO: Investigación sobre la fuerza de trabajo, mercado laboral y seguimiento de la economía nacional.

UNIDAD DE MEDIDA: Informe

CANTIDAD 6

ASIGNACIÓN PRESUPUESTARIA: 1.003.640.663

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social.

OBJETIVOS ESPECIFICOS: Contribuir mediante la investigación y diagnóstico de la fuerza laboral, el mercado de trabajo y el desenvolvimiento de la economía nacional al desarrollo del nuevo modelo económico, social y cultural que permita la incorporación progresiva de los sectores excluidos, atendiendo a los valores de solidaridad.

RESULTADO: Elaborar diagnósticos sobre el mercado de trabajo y el seguimiento de la economía nacional, con la finalidad de coadyuvar al diseño y desarrollo de políticas y programas en materia de empleo y capacitación laboral y socio productiva.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	761.549.371				761.549.371
4.02	Materiales, Suministros y Mercancías	184.895.114				184.895.114
4.03	Servicios no Personales	37.891.668				37.891.668
4.04	Activos Reales	19.304.510				19.304.510
	TOTAL	1.003.640.663				1.003.640.663

PROYECTO:	Transformación del modelo de gestión y fortalecimiento del Servicio Nacional de Empleo.
UNIDAD DE MEDIDA:	Usuario Atendido
CANTIDAD	254.160
ASIGNACIÓN PRESUPUESTARIA:	10.226.645.947
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social.
OBJETIVOS ESPECIFICOS:	Garantizar servicios integrales de intermediación sociolaboral y socio productivo para la capacitación, orientación, información e inclusión.
RESULTADO:	Inserción de 254.160 personas desocupadas sin oficio al mercado laboral y socio productivo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	7.874.952.143				7.874.952.143
4.02	Materiales, Suministros y Mercancías	1.423.527.370				1.423.527.370
4.03	Servicios no Personales	570.478.339				570.478.339
4.04	Activos Reales	357.688.095				357.688.095
	TOTAL	10.226.645.947				10.226.645.947

PROYECTO: Posicionamiento internacional de Venezuela en materia socio laboral

UNIDAD DE MEDIDA: Trabajador Beneficiado

CANTIDAD 12.000.000

ASIGNACIÓN PRESUPUESTARIA: 2.510.202.003

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Seguir impulsando el nuevo sistema multipolar internacional.

OBJETIVOS ESPECIFICOS: Posicionar Internacionalmente al Ministerio del Trabajo en materia sociolaboral para fortalecer el equilibrio multipolar y la agenda social a través de los procesos de integración Comunidad Andina-MERCOSUR y la Construcción de la Comunidad Suramericana de Naciones que permita beneficiar a toda la población.

RESULTADO: Trabajadores y trabajadoras beneficiados por Negociaciones, acuerdos y métodos para su aplicación en materia sociolaboral.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	121.983.645				121.983.645
4.02	Materiales, Suministros y Mercancías	398.550.079				398.550.079
4.03	Servicios no Personales	1.958.061.089				1.958.061.089
4.04	Activos Reales	31.607.190				31.607.190
	TOTAL	2.510.202.003				2.510.202.003

PROYECTO: Asesoramiento interno a los fines de atender los compromisos que adquiera el Ministerio en ejecución de las políticas y actividades

UNIDAD DE MEDIDA: Opinión

CANTIDAD 375

ASIGNACIÓN PRESUPUESTARIA: 474.457.972

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social.

OBJETIVOS ESPECIFICOS: Asesorar a las diferentes Unidades Administrativas del Ministerio en materia jurídica.

RESULTADO: Servicios a los diferentes Entes Públicos y Privados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	371.520.148				371.520.148
4.02	Materiales, Suministros y Mercancías	67.340.900				67.340.900
4.03	Servicios no Personales	33.732.178				33.732.178
4.04	Activos Reales	1.864.746				1.864.746
	Total	474.457.972				474.457.972

PROYECTO:	Alzada del Nuevo Modelo de Justicia Administrativa del Trabajo.
UNIDAD DE MEDIDA:	Resolución
CANTIDAD	300
ASIGNACIÓN PRESUPUESTARIA:	740.172.894
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social.
OBJETIVOS ESPECIFICOS:	Generar resoluciones administrativas de los expedientes administrativos
RESULTADO:	Servicios a los diferentes Entes Públicos y Privados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	599.473.182				599.473.182
4.02	Materiales, Suministros y Mercancías	67.535.981				67.535.981
4.03	Servicios no Personales	39.508.376				39.508.376
4.04	Activos Reales	33.655.355				33.655.355
	TOTAL	740.172.894				740.172.894

PROYECTO: Orientación y asesoramiento a la Ministra (o), Viceministro(a) a sus Directores y las demás Dependencias Públicas o Privadas, así como a las Organizaciones Sindicales de Trabajadores y Empleadores.

UNIDAD DE MEDIDA: Dictamen

CANTIDAD 600

ASIGNACIÓN PRESUPUESTARIA: 616.615.188

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social.

OBJETIVOS ESPECIFICOS: Reducir al mínimo el número de reclamos interpuestos por los trabajadores para el reconocimiento de sus derechos laborales.

RESULTADO: Servicios a los diferentes Entes Públicos y Privados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	487.025.255				487.025.255
4.02	Materiales, Suministros y Mercancías	72.727.669				72.727.669
4.03	Servicios no Personales	7.644.000				7.644.000
4.04	Activos Reales	49.218.264				49.218.264
	TOTAL	616.615.188				616.615.188

PROYECTO:	Sistema de Información de Seguridad Social, Registros de Empresas y Establecimientos
UNIDAD DE MEDIDA:	Registro
CANTIDAD	78.000
ASIGNACIÓN PRESUPUESTARIA:	8.478.127.275
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	1. Diseñar y ejecutar el plan de acción para el levantamiento de la información en las empresas y establecimientos existentes en los Estados y Parroquias seleccionadas 2. Integrar a los actores sociales al desarrollo de una experiencia de contraloria social en proceso de fiscalización
RESULTADO:	78.000 empresas registradas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	5.898.914.407				5.898.914.407
4.02	Materiales, Suministros y Mercancías	111.471.416				111.471.416
4.03	Servicios no Personales	1.573.793.265				1.573.793.265
4.04	Activos Reales	893.948.187				893.948.187
	TOTAL	8.478.127.275				8.478.127.275

PROYECTO: Plan de Implantación del Nuevo Sistema de Seguridad Social

UNIDAD DE MEDIDA: Implantación

CANTIDAD 3

ASIGNACIÓN PRESUPUESTARIA: 3.681.872.725

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado

OBJETIVOS ESPECIFICOS: Implantar de manera progresiva las capacidades financieras, operativas, administrativas y estratégicas necesarias para que la nueva institucionalidad asuma las competencias establecidas en la LOSSS

RESULTADO: Implantar el Órgano Rector, la Tesorería y la Superintendencia de la Seguridad Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	2.106.000.000				2.106.000.000
4.02	Materiales, Suministros y Mercancías	670.218.505				670.218.505
4.03	Servicios no Personales	438.456.931				438.456.931
4.04	Activos Reales	467.197.289				467.197.289
	TOTAL	3.681.872.725				3.681.872.725

PROYECTO:	Consolidar el Ministerio del Trabajo como fuente confiable, oportuna y segura de información en los indicadores laborales de empleo, seguridad social e industrial
UNIDAD DE MEDIDA:	Informe Estadístico
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	1.692.847.878
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Consolidar al Ministerio del Trabajo como fuente confiable, oportuna y segura de información en los indicadores laborales de empleo y seguridad social e industrial
RESULTADO:	Indicadores confiables, de calidad, oportunos y pertinentes

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.187.119.683				1.187.119.683
4.02	Materiales, Suministros y Mercancías	87.786.088				87.786.088
4.03	Servicios no Personales	277.424.988				277.424.988
4.04	Activos Reales	140.517.119				140.517.119
	TOTAL	1.692.847.878				1.692.847.878

PROYECTO:	Fortalecimiento de la Dirección de Tecnologías de Información y Comunicación.
UNIDAD DE MEDIDA:	Ampliación de la Plataforma
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	6.091.312.028
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Fortalecer y garantizar los servicios de infraestructura tecnológica de información y comunicación que desarrollen la capacidad de respuesta de la gestión del Ministerio del Trabajo, en concordancia de las necesidades, expectativas y demandas de la sociedad venezolana
RESULTADO:	Fortalecimiento de la Plataforma de Tecnología de Información y Comunicación del Ministerio del Trabajo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.453.404.750				1.453.404.750
4.02	Materiales, Suministros y Mercancías	70.102.255				70.102.255
4.03	Servicios no Personales	3.496.329.943				3.496.329.943
4.04	Activos Reales	1.071.475.080				1.071.475.080
	TOTAL	6.091.312.028				6.091.312.028

PROYECTO: Acondicionamiento de Sede Administrativa del Ministerio del Trabajo Centro Simón Bolívar piso 2 y 5, Silencio-Caracas.

UNIDAD DE MEDIDA: Acondicionamiento de Oficina

CANTIDAD 100

ASIGNACIÓN PRESUPUESTARIA: 2.008.026.420

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social.

OBJETIVOS ESPECIFICOS: Remodelación y acondicionamiento de Sede Administrativa del Ministerio del Trabajo Centro Simón Bolívar piso 2 y 5, Silencio-Caracas.

RESULTADO: Sede Remodelada y Acondicionada.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	47.000.000				47.000.000
4.03	Servicios no Personales	1.285.008.420				1.285.008.420
4.04	Activos Reales	676.018.000				676.018.000
	TOTAL	2.008.026.420				2.008.026.420

PROYECTO: Transferencias para financiar los Proyectos del Instituto Nacional para la Capitación y Recreación de los Trabajadores (INCRET)

UNIDAD DE MEDIDA: Bolívares

CANTIDAD 29.651.628.078

ASIGNACIÓN PRESUPUESTARIA: 29.651.628.078

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado.

OBJETIVOS ESPECIFICOS: Fomentar, organizar y promocionar medios de recreación a los trabajadores y sus familiares que le permitan al mismo tiempo elevar su cultura y todo lo referente al aprovechamiento del tiempo libre y de sus vacaciones a fin de garantizar debidamente su bienestar, mediante el desarrollo de actividades culturales y turísticas.

RESULTADO: Promoción y ejecución de programas, eventos y proyectos de esparcimiento para el ciudadano (a) de manera que optimice su desarrollo integral, favorezca su condición humana, familiar y productiva en pro del mejoramiento de su calidad de vida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	29.651.628.078				29.651.628.078
	TOTAL	29.651.628.078				29.651.628.078

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	29.651.628.078				29.651.628.078
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	29.651.628.078				29.651.628.078
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	29.651.628.078				29.651.628.078
4.07.01.03.03	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales para Atender Beneficios de la Seguridad Social	29.651.628.078				29.651.628.078
	- A0051 Instituto Nacional para la Capacitación y Recreación de los Trabajadores (INCRET)	29.651.628.078				29.651.628.078

PROYECTO:	Transferencias para financiar los Proyectos del Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	21.952.806.050
ASIGNACIÓN PRESUPUESTARIA:	21.952.806.050
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Ejecutar la política nacional de condiciones y medio ambiente de trabajo, en materia de prevención, salud, seguridad y bienestar; la prevención de los accidentes ocupacionales junto con la restauración de la salud y la reparación de los daños de los trabajadores y trabajadoras en el país.
RESULTADO:	Prevención de riesgos y análisis de las condiciones de higiene y seguridad en el trabajo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	21.952.806.050				21.952.806.050
	TOTAL	21.952.806.050				21.952.806.050

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	21.952.806.050				21.952.806.050
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	21.952.806.050				21.952.806.050
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	21.952.806.050				21.952.806.050
4.07.01.03.03	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales para Atender Beneficios de la Seguridad Social	21.952.806.050				21.952.806.050
	- A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	21.952.806.050				21.952.806.050

PROYECTO:	Transferencias para financiar los proyectos del Instituto Venezolano de los Seguros Sociales (IVSS)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	4.212.768.322.813
ASIGNACIÓN PRESUPUESTARIA:	4.212.768.322.813
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado.
OBJETIVOS ESPECIFICOS:	Garantizar y proteger el derecho a la seguridad social a todos los habitantes del país, de forma universal y equitativa.
RESULTADO:	Garantizar el cumplimiento de los principios y normas de la seguridad social a todos los habitantes del país, de manera oportuna y con calidad de excelencia en los servicios prestados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	4.212.768.322.813				4.212.768.322.813
	TOTAL	**4.212.768.322.813**				**4.212.768.322.813**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	4.212.768.322.813				4.212.768.322.813
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	4.212.768.322.813				4.212.768.322.813
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	4.212.768.322.813				4.212.768.322.813
4.07.01.03.03	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales para Atender Beneficios de la Seguridad Social	4.212.768.322.813				4.212.768.322.813
	- A0055 Instituto Venezolano de los Seguros Sociales (I.V.S.S.)	4.212.768.322.813				4.212.768.322.813

PROYECTO: Transformación de la Contraloría Interna a Oficina de Auditoria Interna, en cumplimiento de lo establecido en el Art. 190 de la Ley Orgánica de la Administración Financiera del Sector Público.

UNIDAD DE MEDIDA: Estructura Organizativa

CANTIDAD 4

ASIGNACIÓN PRESUPUESTARIA: 1.121.118.739

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Activar una nueva estrategia integral y eficaz contra la corrupción.

OBJETIVOS ESPECIFICOS: Fortalecer la estructura del órgano de control interno, desarrollar los mecanismos tendientes al cumplimiento de las potestades de investigación de las responsabilidades y las sanciones establecidas en el Título III de la LOCGSNCF. Igualmente se pretende dar cumplimiento a los art. 40 y 41 del Control Fiscal de la Ley Orgánica de Contraloría General de la República y del Sistema Nacional de Control Fiscal

RESULTADO: Fortalecimiento de la Estructura del Órgano de Control Interno.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	995.739.018				995.739.018
4.02	Materiales, Suministros y Mercancías	73.327.993				73.327.993
4.03	Servicios no Personales	16.360.182				16.360.182
4.04	Activos Reales	35.691.546				35.691.546
	TOTAL	1.121.118.739				1.121.118.739

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	22.213.916.504				22.213.916.504
4.03	Servicios no Personales	2.967.000.633				2.967.000.633
	TOTAL	25.180.917.137				25.180.917.137

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	5.075.497.508				5.075.497.508
4.03	Servicios no Personales	12.871.154.131				12.871.154.131
4.04	Activos Reales	2.361.204.765				2.361.204.765
4.07	Transferencias y Donaciones	595.417.998.542				595.417.998.542
4.11	Disminución de Pasivos	380.000.000				380.000.000
	TOTAL	616.105.854.946				616.105.854.946

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	595.403.598.542				595.403.598.542
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	595.403.598.542				595.403.598.542
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	595.403.598.542				595.403.598.542
4.07.01.03.03	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales para Atender Beneficios de la Seguridad Social	595.403.598.542				595.403.598.542
	- A0051 Instituto Nacional para la Capacitación y Recreación de los Trabajadores (INCRET)	6.293.730.550				6.293.730.550
	- A0055 Instituto Venezolano de los Seguros Sociales (I.V.S.S.)	585.192.230.629				585.192.230.629
	- A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)	3.917.637.363				3.917.637.363

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	14.400.000				14.400.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	14.400.000				14.400.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	14.400.000				14.400.000
4.07.01.01.75	Subsidios a Organismos Laborales y Gremiales	14.400.000				14.400.000
	- S1504 Asociación de Jubilados y Pensionados del Ministerio del Trabajo	14.400.000				14.400.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	9.832.166.882				9.832.166.882
	TOTAL	9.832.166.882				9.832.166.882

Ministerio del Ambiente
Y los Recursos Naturales

MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES

POLÍTICA PRESUPUESTARIA 2006

El Ministerio del Ambiente y de los Recursos Naturales, tiene bajo su responsabilidad la formulación y evaluación de la ejecución de políticas públicas para la conservación, defensa y mejoramiento del ambiente y de los recursos naturales, con el fin de lograr el aprovechamiento racional del patrimonio natural de la nación, dentro del marco de un desarrollo sustentable.

En tal sentido, este Despacho viene orientando su gestión dentro del contexto del Plan de Desarrollo Económico y Social de la Nación 2001-2007, los diez (10) objetivos estratégicos señalados por el Ejecutivo Nacional en el proceso denominado Nueva Etapa y las Ocho (8) Líneas de Acción rectoras en política ambiental, considerando que:

- ✓ El desarrollo tiene una dimensión ambiental.
- ✓ El ambiente es el elemento fundamental para la calidad de vida.
- ✓ El aprovechamiento de los recursos debe ser racional y sustentable.
- ✓ Los recursos naturales y el ambiente forman parte del patrimonio nacional.
- ✓ La calidad del ambiente es responsabilidad de todos.

En este sentido, para el año 2006, la Política Presupuestaria estará centrada en la atención de las siguientes áreas prioritarias:

- ✓ Gestión compartida: a fin de asegurar la conservación y protección del ambiente, lo cual es un deber compartido entre los ciudadanos y el Estado; se gestionará con la participación protagónica de la comunidad en las distintas instancias de la nueva estructura social de base, en articulación con los gobiernos locales y regionales.
- ✓ Agua potable / agua servida: se prevé mejorar la calidad de vida de la población mediante la ampliación de la cobertura de agua potable y saneamiento, con el propósito de garantizar su disponibilidad en aquellos sectores que actualmente no poseen dichos servicios, así como mejorar los que tengan un servicio irregular y mantener la eficiencia en los sectores que ya disfrutan de dichos servicios.
- ✓ La ordenación del territorio: está orientada a la promoción, regulación y control de la ocupación y uso del territorio en el marco de la política de descentralización desconcentrada, a los fines de garantizar el desarrollo sustentable; y se inserta en el equilibrio territorial y en el nuevo mapa estratégico "seguir instalando la nueva estructura territorial".
- ✓ Reforestación productiva: su objetivo es generar en las áreas rurales conciencia acerca de la importancia de los bosques, del equilibrio ecológico y la necesidad de recuperar espacios degradados, mediante la participación de las comunidades para detener el deterioro y la pérdida de los mismos, producto de las constantes deforestaciones, estableciendo plantaciones con especies conservacionistas de valor comercial, lo que contribuye a la creación de núcleos de desarrollo endógeno.
- ✓ Desechos domésticos, tóxicos y peligrosos: se formularán políticas, lineamientos y directrices a nivel nacional en esta materia, a fin de fortalecer y apoyar la elaboración de planes estatales y locales, así como prestar asistencia técnica para el saneamiento y manejo de los desechos.

- ✓ Cambio climático: dada la creciente toma de conciencia a nivel nacional e internacional sobre la importancia del tema y tomando en cuenta que la República Bolivariana de Venezuela ya ratificó el Protocolo de Kyoto, es imprescindible crear la Oficina Nacional de Cambio Climático, cuyo objetivo es elaborar y publicar inventarios nacionales de emisiones antropogénicas de gases de efecto invernadero y planes para reducir y controlar dichas emisiones.

- ✓ Obras de ingeniería: dentro de las orientaciones de la Política Ambiental, como modelo de desarrollo en armonía con el ambiente el cual permite satisfacer las necesidades inmediatas sin comprometer la capacidad de futuras generaciones, le corresponde al MARN la ejecución de obras hidráulicas y equipamiento e infraestructura ambiental capaces de generar el mayor número de empleos, orientándose principalmente hacia las obras de saneamiento ambiental, en zonas altamente degradadas por la intervención del hombre o fenómenos naturales, entre las cuales cabe destacar el Saneamiento del Litoral Central del Estado Vargas, del Lago de Valencia y del Río Guaire, sin dejar de dar importancia a las obras para el suministro del servicio de agua a regiones carentes del vital líquido mencionándose entre ellas la Construcción del Acueducto Bolivariano del Estado Falcón y otras obras de acueductos en zonas rurales y urbanas en gran parte del territorio nacional.

En materia de Política Ambiental internacional, los esfuerzos del MARN estarán dirigidos al posicionamiento de la Política Ambiental venezolana en el contexto internacional, considerando el papel asumido por nuestro país al presidir para el 2005-2006, la Secretaría *Pro Tempore* de la Comunidad Andina y la Coordinación del Grupo de América Latina y el Caribe en los foros ambientales para el período 2006-2007, situación ésta que ameritará la celebración en el país de un significativo número de reuniones regionales y subregionales, que deberán ser auspiciadas por el MARN, así como la participación en relevantes reuniones de negociación sobre temas ambientales.

Con relación al Convenio Integral de Cooperación Cuba-Venezuela, y dentro del marco de la Alternativa Bolivariana para las Américas, se reforzará el programa de trabajo con la incorporación de seis nuevos proyectos en las áreas de diversidad biológica, áreas marino costeras, manejo integral de recursos hídricos, legislación ambiental y proyectos de formación y capacitación en temas ambientales.

Finalmente, cabe destacar el rol estratégico que las Mesas Técnicas de Agua han desempeñado, en cuanto a fomentar la participación de la comunidad organizada, a través de los Consejos Locales de Planificación y de la Contraloría Social, en la formulación, ejecución y control de la gestión pública del agua. De igual manera, impulsar la participación de las comunidades indígenas en el aprovechamiento del recurso hídrico, sin lesionar su integridad cultural, social y económica.

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170007000	Mantenimiento y manejo de la red meteorológica.	Estación	16	66.262.440			66.262.440
170008000	Fortalecimiento del tema ambiental en la educación formal en el distrito metropolitano.	Taller	16	136.220.247			136.220.247
170009000	Gestión comunitaria de los bosques en el Estado Vargas.	Instalación	2	36.809.520			36.809.520
170010000	Manejo y aprovechamiento sustentable de los bosques públicos en áreas bajo concesiones forestales.	Hectárea	6	295.885.761			295.885.761
170011000	Fortalecimiento de la gestión autorizatoria en el Estado Bolívar.	Autorización	250	361.093.859			361.093.859
170012000	Plan de vigilancia y control ambiental en el Estado Bolívar.	Plan	1	306.340.311			306.340.311
170013000	Actualización del plan de ordenación del territorio del Estado Bolívar.	Plan	1	193.193.126			193.193.126
170014000	Fortalecimiento de la gestión autorizatoria en el Estado Barinas.	Municipio	13	626.452.253			626.452.253
170015000	Desarrollo de la participación comunitaria para la gestión ambiental compartida en las áreas urbanas y rurales del Estado Monagas.	Comunidad organizada y participante	13	455.214.368			455.214.368
170016000	Gestión ambiental conservacionista del Estado Barinas.	Comunidad organizada y participante	20	876.676.326			876.676.326
170017000	Control de incendios forestales.	Porcentaje	60	181.259.832			181.259.832
170018000	Unificación y fortalecimiento para la gestión autorizatoria en el aprovechamientos de los recursos naturales.	Permiso	400	312.214.076			312.214.076
170019000	Planificación ambiental y ordenación del territorio.	Plan	7	641.193.798			641.193.798
170020000	Posicionamiento de la política ambiental del país en el ámbito internacional.	Participación en proyecto	100	406.956.629			406.956.629

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170021000	Desarrollo de la participación comunitaria para la gestión ambiental compartida en el área rural y urbana.	Comunidad organizada y participante	14	65.950.000			65.950.000
170022000	Plan de vigilancia y control en el Estado Miranda.	Empresa	50	283.350.035			283.350.035
170023000	Actualización del plan de ordenación del territorio en el Estado Carabobo.	Plan	1	66.362.855			66.362.855
170024000	Control de la calidad de las aguas, suelo y aire en el Estado Carabobo.	Empresa	320	83.562.000			83.562.000
170025000	Modernización del sistema de medición y pronóstico hidrometereológico nacional VENEHMET.	Sistema	710	1.500.000.000	26.000.000.000		27.500.000.000
170026000	Actualización o elaboración del plan de ordenación del territorio del Estado Miranda.	Plan	1	125.933.933			125.933.933
170027000	Gestión y control de la calidad del aire.	Informe	1	77.171.718			77.171.718
170028000	Plan de vigilancia y control ambiental en el Estado Cojedes.	Acto administrativo	100	240.298.783			240.298.783
170029000	Desarrollo de la participación comunitaria para la gestión ambiental compartidas en las áreas urbanas y rurales, en nueve (9) municipios del Estado Guárico.	Comunidad organizada y participante	9	60.000.000			60.000.000
170030000	Saneamiento del Río Guaire.	Sistema	8	2.000.000.000			2.000.000.000
170031000	Saneamiento del Litoral Central del Estado Vargas.	Sistema	1		10.750.000.000		10.750.000.000
170033000	Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo-Anzoátegui).	Sistema	30		11.899.038.700		11.899.038.700
170034000	Saneamiento Ambiental Integral del Estado Portuguesa.	Sistema	1	8.000.000.000			8.000.000.000
170035000	Seguimiento poblacional de especies de la fauna vulnerables.	Informe técnico	2	163.419.407			163.419.407
170037000	Embalse Puerto Maya Litoral Central Estado Vargas.	Obra	1		3.000.000.000		3.000.000.000

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170038000	Transferencia para financiar los proyectos del Instituto Nacional de Parques.	Bolívares	26.520.000.000	26.520.000.000			26.520.000.000
170039000	Reconstrucción del Sistema de cloacas Vargas (Los Roques).	Sistema	1		4.000.000.000		4.000.000.000
170040000	Actualización o elaboración del plan de ordenación del territorio del Estado Nueva Esparta.	Decreto	1	41.826.242			41.826.242
170041000	Transferencia para financiar los proyectos del Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo.	Bolívares	5.552.000.000	5.552.000.000			5.552.000.000
170042000	Acueducto Bolivariano del Estado Falcón.	Sistema	4		95.000.000.000		95.000.000.000
170043000	Construcción acueductos y cloacas El Cercado, Estado Lara.	Sistema	2	10.000.000.000			10.000.000.000
170044000	Gestión integral de residuos, desechos sólidos y materiales peligrosos.	Apoyo	100	115.250.535			115.250.535
170045000	Transferencias para financiar los proyectos del Instituto Geográfico de Venezuela Simón Bolívar.	Bolívares	5.200.000.000	5.200.000.000			5.200.000.000
170046000	Plan de vigilancia y control ambiental en el Estado Yaracuy.	Plan	1	154.977.877			154.977.877
170047000	Rehabilitación de Embalses a Nivel Nacional.	Obra	10		15.000.000.000		15.000.000.000
170048000	Transferencias para financiar los proyectos de la Fundación Laboratorio Nacional de Hidráulica.	Bolívares	300.000.000	300.000.000			300.000.000
170049000	Transferencias para financiar los proyectos de la Autoridad Unica de Area Archipiélago Los Roques.	Bolívares	300.000.000	300.000.000			300.000.000
170050000	Transferencias para financiar los proyectos del Instituto Forestal Latinoamericano.	Bolívares	69.566.000	69.566.000			69.566.000
170051000	Saneamiento Bahía Pozuelo Estado Anzoátegui.	Sistema	1	5.000.000.000			5.000.000.000
170052000	Mantenimiento y vigilancia de las plantas de tratamiento adscritas al MARN a nivel nacional.	Sistema	2	650.000.000			650.000.000
170053000	Manejo sustentable de las cuencas del Estado Guárico.	Kilómetro cuadrado	300	176.891.000			176.891.000

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170054000	Fortalecimiento de capacidades en la gestión ambiental compartida para el desarrollo de la economía popular en el Estado Sucre.	Cooperativa	11	406.017.970			406.017.970
170055000	Gestión y control de la calidad del agua.	Entidad fortalecida	3	111.524.648			111.524.648
170056000	Fortalecimiento del laboratorio ambiental de El Hatillo.	Análisis	50.000	542.554.217			542.554.217
170057000	Asesoría técnica en materia ambiental para el desarrollo de la economía popular a nivel nacional.	Asesoría / estudio	30	91.154.355			91.154.355
170058000	Plan de remediación de pasivos petroleros.	Informe	24	100.000.000			100.000.000
170060000	Manejo sustentable de las cuencas del Estado Anzoátegui.	Plan	1	50.006.809			50.006.809
170062000	Mantenimiento y manejo de la red hidrometeoro lógica del Estado Anzoátegui.	Estación	44	111.541.079			111.541.079
170063000	Conservación y evaluación de recursos fitogenéticos, estratégicos o promisorios para el país.	Ejemplar	18.000	194.935.596			194.935.596
170064000	Gestión de las áreas naturales protegidas para la conservación de la diversidad biológica.	Unidad fortalecida	9	248.666.577			248.666.577
170065000	Fortalecimiento de la gestión autorizatoria en el Estado Yaracuy.	Autorización	700	148.568.448			148.568.448
170066000	Actualización o elaboración del plan de ordenación del territorio del Estado Anzoátegui.	Plan	1	184.280.617			184.280.617
170067000	Plan de educación ambiental y participación comunitaria en el Estado Aragua.	Comunidad	18	458.062.691			458.062.691
170069000	Ampliación, rehabilitación y reconstrucción acueducto y cloacas a nivel nacional.	Sistema	20	40.000.000.000			40.000.000.000
170070000	Administración y normalización del acceso a los recursos genéticos.	Permiso	5	23.592.663			23.592.663

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170071000	Saneamiento ambiental del Lago de Valencia.	Sistema	2		15.000.000.000		15.000.000.000
170072000	Mantenimiento de embalses a nivel nacional.	Reparación y mantenimiento	65	5.000.000.000			5.000.000.000
170074000	Desarrollo de la participación comunitaria para la gestión ambiental compartida en el área rural y urbana de la región Portuguesa.	Institución	12	80.000.000			80.000.000
170076000	Plan de vigilancia y control en el Estado Aragua.	Plan	1	487.971.879			487.971.879
170078000	Fortalecimiento del tema ambiental en la educación formal en el Estado Delta Amacuro.	Población atendida	12	52.000.000			52.000.000
170079000	Manejo sustentable de las microcuencas del Estado Nueva Esparta.	Cuenca conservada	8	29.017.217			29.017.217
170080000	Fortalecimiento de la gestión autorizatoria en el Estado Guárico.	Autorización	300	101.000.000			101.000.000
170081000	Evaluación del aprovechamiento ilegal de fauna y promoción de actividades productivas alternativas.	Plan	3	186.638.558			186.638.558
170082000	Levantamiento de información de la diversidad étnica y sociocultural.	Taller / programa	1	25.850.783			25.850.783
170084000	Actualización del plan de ordenación del territorio del Estado Yaracuy.	Plan	1	95.747.867			95.747.867
170085000	Actualización del plan de ordenación del territorio del Estado Mérida (POTEM).	Estudio	1	158.780.370			158.780.370
170086000	Plan de prevención de incendios en el Estado Yaracuy.	Plan	1	71.082.319			71.082.319

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170087000	Desarrollo de la participación comunitaria para la gestión ambiental compartida en el área rural y urbana del Estado Nueva Esparta.	Brigada	38	87.969.621			87.969.621
170089000	Manejo sustentable de las cuencas del Estado Yaracuy.	Cuenca conservada	6	125.214.926			125.214.926
170091000	Transferencias para financiar los proyectos de la C.A. Hidrológica del Caribe.	Bolívares	3.975.000.000	3.975.000.000			3.975.000.000
170092000	Manejo sustentable de los recursos naturales de la Cuenca del Río Caroní.	Plan	1		5.000.000.000		5.000.000.000
170093000	Fortalecimiento del tema ambiental en la educación del territorio del Estado Yaracuy.	Taller / curso	80	94.755.496			94.755.496
170094000	Control de calidad de las aguas, suelo y aire en el Estado Yaracuy.	Muestra	86	90.583.368			90.583.368
170095000	Plan Nacional de Recursos Hídricos.	Plan	1	650.000.000			650.000.000
170097000	Plan de vigilancia y control ambiental en el Estado Portuguesa.	Inspección	180	726.054.418			726.054.418
170099000	Fortalecimiento de capacidades en la gestión ambiental compartida para el desarrollo de la economía popular en el Estado Nueva Esparta.	Proyecto	30	40.528.992			40.528.992
170100000	Gestión comunitaria de los bosques en el Estado Yaracuy.	Asesoría /estudio	10	21.778.251			21.778.251
170101000	Levantamiento de información básica de vegetación y flora.	Informe	7	144.072.734			144.072.734

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170102000	Transferencias para financiar los proyectos de la C.A. Hidrológica Páez.	Bolívares	2.452.367.949	2.452.367.949			2.452.367.949
170103000	Mantenimiento y manejo de la red hidrometeorológica del Estado Falcón.	Estación	54	301.180.685			301.180.685
170104000	Planificación y ejecución de la gestión ambiental integrada en el Estado Zulia.	Área	5	502.143.684			502.143.684
170105000	Incorporación del componente ambiental en los programas de capacitación de las misiones en el Estado Falcón.	Taller / jornada / reunión	12	38.031.821			38.031.821
170106000	Transferencias para financiar los proyectos de la C.A Hidrológica de los Llanos Venezolanos.	Bolívares	2.100.000.000	2.100.000.000			2.100.000.000
170107000	Fortalecimiento del tema ambiental en la educación formal en el Estado Nueva Esparta.	Brigada	150	65.432.163			65.432.163
170108000	Conocimiento de la diversidad zoológica a nivel de ecosistemas, especies y genes con énfasis en las especies vulnerables, amenazadas o en peligro de extinción.	Registro	6.500	239.459.021			239.459.021
170109000	Transferencias para financiar los proyectos de la C.A. HIDROANDES.	Bolívares	3.112.500.000	3.112.500.000			3.112.500.000
170110000	Transferencias para financiar los proyectos de la C.A. Hidrológica de Falcón.	Bolívares	1.300.000.000	1.300.000.000			1.300.000.000
170111000	Promoción del uso sostenible de la diversidad biológica en marco de las actividades de biocomercio.	Informe	1	32.511.761			32.511.761
170112000	Transferencias para financiar los proyectos de la C.A. Hidrológica del Centro.	Bolívares	2.700.000.000	2.700.000.000			2.700.000.000
170113000	Transferencias para financiar los proyectos de la C:A Hidrológica del Lago de Maracaibo.	Bolívares	3.300.000.000	3.300.000.000			3.300.000.000
170114000	Transferencias para financiar los proyectos de la Empresa Desarrollos Hidráulicos Cojedes.	Bolívares	120.000.000	120.000.000			120.000.000

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170115000	Fortalecimiento del tema ambiental en la educación formal.	Población atendida	430	323.447.242			323.447.242
170116000	Transferencias para financiar los proyectos del Sistema Hidráulico Yacambú- Quibor.	Bolivares	60.560.000.000	560.000.000	60.000.000.000		60.560.000.000
170117000	Manejo sustentable de las cuencas del Estado Mérida.	Hectárea	600	358.053.277			358.053.277
170119000	Desarrollo de la gestión ambiental con la participación de la nueva estructura social.	Municipio	29	382.374.733			382.374.733
170120000	Actualizar el plan de ordenación del territorio del Estado Delta Amacuro.	Plan	1	126.839.041			126.839.041
170121000	Gestión de la bioseguridad.	Laboratorio	1	55.498.182			55.498.182
170122000	Manejo integral de las cuencas hidrográficas de uso común con Colombia.	Cuenca conservada	2	317.498.720			317.498.720
170123000	Mantenimiento y manejo de la red meteorológica del Estado Mérida.	Información	740	132.469.822			132.469.822
170124000	Transferencia para financiar los proyectos de la C.A.. Hidrológica de Venezuela.	Bolivares	144.016.500.000	4.900.000.000	139.116.500.000		144.016.500.000
170125000	Plan de prevención de incendios forestales en el Estado Delta Amacuro.	Hectárea	12	56.000.000			56.000.000
170126000	Manejo sustentable de las cuencas en el Estado Táchira.	Cuenca conservada	3	410.973.073			410.973.073
170127000	Mantenimiento y manejo de la red meteorológica del Estado Portuguesa.	Informe	12	37.844.727			37.844.727
170128000	Plan de manejo integral de cuencas hidrográficas a nivel nacional primera fase.	Cuenca conservada	2	513.000.000			513.000.000

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170131000	Aprovechamiento racional de los psitacidos en el Estado Delta Amacuro.	Unidad	20.000	89.502.530			89.502.530
170133000	Prevención de inundaciones en los Estados Falcón, Yaracuy y Miranda.	Persona beneficiada	6.000	2.200.000.000			2.200.000.000
170134000	Desarrollo para la participación comunitaria para la gestión ambiental compartida rural en el Estado Mérida.	Comunidad	3	154.244.160			154.244.160
170135000	Plan de vigilancia y control en el Estado Táchira.	Municipio	29	444.038.327			444.038.327
170136000	Desarrollo de la red nacional de centros de documentación ambiental.	Centro bibliográfico	23	295.673.259			295.673.259
170137000	Transferencia para financiar los proyectos de la Fundación Parque Zoológicos y Acuarios.	Bolívares	60.000.000	60.000.000			60.000.000
170138000	Fortalecimiento de la gestión autorizatoria en el Estado Portuguesa.	Autorización	658	200.000.000			200.000.000
170139000	Mantenimiento y manejo de la red meteorológica del Estado Amazonas.	Estación	17	43.029.907			43.029.907
170140000	Actualización del plan nacional del recurso hídrico.	Documento técnico	1	313.008.000			313.008.000
170141000	Modernización del herbario regional TFAV Estado Amazonas.	Acción	98.000	83.829.128			83.829.128
170142000	Fortalecimiento de la gestión autorizatoria en el Estado Amazonas.	Acto administrativo	1	40.804.221			40.804.221
170144000	Aprobación e implementación del plan de ordenación del territorio del Estado Amazonas.	Plan	1	25.966.322			25.966.322

RESUMEN DE PROYECTOS DEL ORGANISMO (EN BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170145000	Fortalecimiento de la gestión autorizatoria para el aprovechamiento de los recursos naturales en el Estado Trujillo.	Autorización	200	255.276.012			255.276.012
170146000	Operación y mantenimiento de la red hidrometeoro lógica del Estado Lara.	Información	1.392	72.895.000			72.895.000
170147000	Fortalecimiento del centro de documentación. (sala pedagógica Expedito Cortés).	Usuario	2.000	125.853.634			125.853.634
170148000	Gestión comunitaria para la asistencia de bosques en el Estado Lara.	Hectárea	148.649.240	148.649.240			148.649.240
170149000	Desarrollo de la participación comunitaria para la gestión ambiental en el área rural y urbana en el Estado Amazonas.	Comunidad	6	20.273.059			20.273.059
170150000	Manejo sustentable de las cuencas del Estado Lara.	Hectárea	100	112.509.426			112.509.426
170151000	Aprovechamiento sustentable en áreas de régimen ordinario en el municipio Atures del Estado Amazonas.	Permiso	150	35.610.955			35.610.955
170152000	Demarcación del hábitat y tierras de pueblos indígenas del Estado Amazonas.	Expediente	19	114.993.715			114.993.715
170154000	Fortalecimiento del tema ambiental en la educación formal en el Estado Amazonas.	Alumno	20.000	22.256.849			22.256.849
170156000	Transferencia para los proyectos de C.A. HIDROCAPITAL.	Bolívares	10.575.000.000	900.000.000	9.675.000.000		10.575.000.000

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170158000	Establecimiento de plantaciones agroforestales en el Estado Amazonas.	Hectárea	10	44.985.555			44.985.555
170159000	Fortalecimiento del tema ambiental en la educación formal en el Estado Apure.	Informe técnico	80	12.826.667			12.826.667
170160000	Fortalecimiento de capacidades en la gestión ambiental compartidas para el desarrollo de la economía popular en el Estado Apure.	Comunidad	80	38.300.667			38.300.667
170161000	Desarrollo de la participación comunitaria compartidas en las áreas urbanas y rurales en el Estado Apure.	Asesoría	80	12.826.666			12.826.666
170162000	Fortalecimiento de la gestión autorizatoria en el Estado Apure.	Fiscalización	60	39.960.000			39.960.000
170163000	Actualización o elaboración del plan de ordenación del territorio del Estado Apure.	Plan	4	28.974.000			28.974.000
170164000	Plan de vigilancia y control ambiental en el Estado Apure.	Asesoría / análisis expediente	50	88.906.521			88.906.521
170165000	Manejo sustentable de las cuencas del Estado Apure..	Informe / reporte	36	92.414.796			92.414.796
170166000	Plan de protección de especies (vegetal y animal) y/o en peligro de extinción en el Estado Apure.	Inspección y fiscalización	88	66.902.000			66.902.000
170167000	Control de la calidad de las aguas, suelos y aire en el Estado Apure.	Abastecimiento	400	25.473.999			25.473.999
170168000	Apoyo técnico para el desarrollo de la economía popular (cooperativas del Estado Apure).	Informe técnico	200	72.341.219			72.341.219
170169000	Actualización o elaboración del plan de ordenación del territorio del Estado Trujillo.	Documento	1	135.843.338			135.843.338
170170000	Transferencia para financiar los proyectos de la Compañía Nacional de Reforestación	Bolívares	1.108.100.000	1.108.100.000			1.108.100.000
170171000	Transferencias para financiar los proyectos de la C.A. Hidrológica de la Región Suroeste.	Bolívares	1.300.000.000	1.300.000.000			1.300.000.000
	TOTAL		.	159.821.180.473	394.440.538.700		554.261.719.173

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
170001000	Dirección y Coordinación de los Gastos de los Trabajadores	134.939.853.303			134.939.853.303
170002000	Gestión Administrativa	112.609.929.023			112.609.929.023
170003000	Previsión y Protección Social	22.112.637.201			22.112.637.201
	TOTAL	269.662.419.527			269.662.419.527

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO. (En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**4.657**	**29.049.267.250**
- Directivo	175	4.396.031.893
- Profesional y Técnico	1.815	12.476.438.673
- Personal Administrativo	1.158	4.679.060.695
- Personal Médico	51	213.621.225
- Obrero	1.458	7.284.114.764
Personal Contratado	**62**	**1.425.296.587**
- Profesional y Técnico	12	1.182.296.587
- Obrero	50	243.000.000
TOTAL	**4.719**	**30.474.563.837**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	137.470.392.539			137.470.392.539
4.02	Materiales, suministros y mercancias	7.992.906.281	1.500.000.000		9.492.906.281
4.03	Servicios no personales	38.298.462.380	1.500.000.000		39.798.462.380
4.04	Activos reales	68.842.813.023	156.649.038.700		225.491.851.723
4.07	Transferencias y donaciones	171.879.025.777	234.791.500.000		406.670.525.777
4.11	Disminución de pasivos	5.000.000.000			5.000.000.000
	TOTAL	429.483.600.000	394.440.538.700		823.924.138.700

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	149.436.434.826	208.791.500.000		358.227.934.826
4.07.01.00.00	Transferencias y donaciones corrientes internas	124.436.434.826			124.436.434.826
4.07.01.03.00	Transferencias corrientes internas al sector público	124.436.434.826			124.436.434.826
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	109.105.834.826			109.105.834.826
	- A0052 Instituto Nacional de Parques (INPARQUES)	40.320.000.000			40.320.000.000
	- A0064 Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)	6.720.000.000			6.720.000.000
	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)	56.078.534.826			56.078.534.826
	- A0083 Universidad de Los Andes (ULA)	10.000.000			10.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0103 Instituto Forestal Latinoamericano	150.000.000			150.000.000
	- A0107 Autoridad Unica de área Parque Nacional Archipiélago Los Roques	500.000.000			500.000.000
	- A0200 Centro Interamericano de Desarrollo e Investigación Ambiental y Territorial (CIDIAT)	267.300.000			267.300.000
	- A0343 Fundación Laboratorio Nacional de Hidráulica	500.000.000			500.000.000
	- A0354 Fundación Nacional de Parques Zoológicos y Acuarios	60.000.000			60.000.000
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	4.500.000.000			4.500.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	13.830.600.000			13.830.600.000
	- A0606 C.A. Hidrológica de Venezuela (HIDROVEN)	2.500.000.000			2.500.000.000
	- A0611 C.A. Hidrológica del Caribe (HIDROCARIBE)	2.125.000.000			2.125.000.000
	- A0615 C.A. Hidrológica Páez (HIDROPAEZ)	1.375.000.000			1.375.000.000
	- A0616 C.A. Hidrológica de los Llanos (HIDROLLANOS)	2.000.000.000			2.000.000.000
	- A0619 C.A. Hidrológica del Lago de Maracaibo (HIDROLAGO)	1.000.000.000			1.000.000.000
	- A0622 C.A. Hidrológica del Centro (HIDROCENTRO)	500.000.000			500.000.000
	- A0639 Compañía Nacional de Reforestación (CONARE)	1.558.100.000			1.558.100.000
	- A0678 Sistema Hidráulico Yacambú Quíbor, C.A.	560.000.000			560.000.000
	- A0685 C.A. Hidrológica de la Cordillera Andina (HIDROANDES)	1.812.500.000			1.812.500.000
	- A0696 Empresa Regional Sistema Hidráulico Trujillano, S.A.	200.000.000			200.000.000
	- A0697 Empresa Regional Desarrollos Hidráulicos Cojedes, C.A.	200.000.000			200.000.000
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	1.500.000.000			1.500.000.000
	- A0719 Banco de Desarrollo Económico y Social de Venezuela (BANDES)	1.500.000.000			1.500.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	25.000.000.000	208.791.500.000		233.791.500.000
4.07.03.03.00	Transferencias de capital internas al sector público	25.000.000.000	208.791.500.000		233.791.500.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	5.000.000.000			5.000.000.000
	- A0064 Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)	2.500.000.000			2.500.000.000
	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	2.500.000.000			2.500.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	20.000.000.000	208.791.500.000		228.791.500.000
	- A0605 C.A. Hidrológica de Falcón (HIDROFALCON)	1.300.000.000			1.300.000.000
	- A0606 C.A. Hidrológica de Venezuela (HIDROVEN)	4.900.000.000	139.116.500.000		144.016.500.000
	- A0609 C.A. Hidrológica de la Región Capital (HIDROCAPITAL)	900.000.000	9.675.000.000		10.575.000.000
	- A0611 C.A. Hidrológica del Caribe (HIDROCARIBE)	2.700.000.000			2.700.000.000
	- A0613 C.A. Hidrológica de la Región Suroeste (HIDROSUROESTE)	1.300.000.000			1.300.000.000
	- A0615 C.A. Hidrológica Páez (HIDROPAEZ)	1.300.000.000			1.300.000.000
	- A0616 C.A. Hidrológica de los Llanos (HIDROLLANOS)	900.000.000			900.000.000
	- A0619 C.A. Hidrológica del Lago de Maracaibo (HIDROLAGO)	2.700.000.000			2.700.000.000
	- A0622 C.A. Hidrológica del Centro (HIDROCENTRO)	2.700.000.000			2.700.000.000
	- A0678 Sistema Hidráulico Yacambú Quíbor, C.A.		60.000.000.000		60.000.000.000
	- A0685 C.A. Hidrológica de la Cordillera Andina (HIDROANDES)	1.300.000.000			1.300.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	100.000.000			100.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	100.000.000			100.000.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	100.000.000			100.000.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	100.000.000			100.000.000
	- S1498 Asociación Civil Bienestar y Ambiente (ABAM)	100.000.000			100.000.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	229.953.750			229.953.750
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	229.953.750			229.953.750
4.07.02.01.00	Transferencias corrientes al exterior	229.953.750			229.953.750
4.07.02.01.04	Transferencias corrientes a organismos internacionales	229.953.750			229.953.750
	- I0079 Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO).	229.953.750			229.953.750

PROYECTO:	Mantenimiento y manejo de la red meteorológica
UNIDAD DE MEDIDA:	Estación
CANTIDAD	16
ASIGNACIÓN PRESUPUESTARIA:	66.262.440
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Monitorear las variaciones climáticas
RESULTADO:	Prevención de los desastres metereológicos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	26.526.000				26.526.000
4.03	Servicios no personales	25.236.440				25.236.440
4.04	Activos reales	14.500.000				14.500.000
	TOTAL	66.262.440				66.262.440

PROYECTO:	Fortalecimiento del tema ambiental en la educación formal en el distrito metropolitano
UNIDAD DE MEDIDA:	Taller
CANTIDAD	16
ASIGNACIÓN PRESUPUESTARIA:	136.220.247
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Educación ambiental y participación comunitaria
RESULTADO:	Articulación entre las universidades y la educación ambiental

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	30.293.550				30.293.550
4.03	Servicios no personales	70.926.697				70.926.697
4.04	Activos reales	35.000.000				35.000.000
	TOTAL	136.220.247				136.220.247

PROYECTO:	Gestión comunitaria de los bosques en el Estado Vargas
UNIDAD DE MEDIDA:	Instalación
CANTIDAD	2
ASIGNACIÓN PRESUPUESTARIA:	36.809.520
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Propagar el bambú en el Estado Vargas
RESULTADO:	Propagación de bambú

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	15.900.000				15.900.000
4.03	Servicios no personales	20.909.520				20.909.520
	TOTAL	36.809.520				36.809.520

PROYECTO:	Manejo y aprovechamiento sustentable de los bosques públicos en áreas bajo concesiones forestales
UNIDAD DE MEDIDA:	Hectárea
CANTIDAD	6
ASIGNACIÓN PRESUPUESTARIA:	295.885.761
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar Instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Contribuir a la conservación y desarrollo del bosque mediante el manejo sustentable y su uso múltiple e integral
RESULTADO:	Area incorporada al manejo sustentable

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	117.077.033				117.077.033
4.02	Materiales, suministros y mercancías	13.658.186				13.658.186
4.03	Servicios no personales	156.550.542				156.550.542
4.04	Activos reales	8.600.000				8.600.000
	TOTAL	**295.885.761**				**295.885.761**

PROYECTO:	Fortalecimiento de la gestión autorizatoria en el Estado Bolivar
UNIDAD DE MEDIDA:	Autorización
CANTIDAD	250
ASIGNACIÓN PRESUPUESTARIA:	361.093.859
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Asegurar la conservación y uso sostenible de los recursos naturales
RESULTADO:	Disminución del tiempo de respuesta a los permisos y autorizaciones y demás tramitaciones ante la DEA-Bolivar

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	61.093.859				61.093.859
4.02	Materiales, suministros y mercancías	14.364.000				14.364.000
4.03	Servicios no personales	267.636.000				267.636.000
4.04	Activos reales	18.000.000				18.000.000
	TOTAL	361.093.859				361.093.859

PROYECTO:	Plan de vigilancia y control ambiental en el Estado Bolívar
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	306.340.311
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Contribuir a disminuir los ilícitos ambientales en el Estado
RESULTADO:	Cumplimiento de la normativa ambiental en el plan de vigilancia y control

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	41.584.854				41.584.854
4.02	Materiales, suministros y mercancías	8.236.000				8.236.000
4.03	Servicios no personales	220.519.457				220.519.457
4.04	Activos reales	36.000.000				36.000.000
	TOTAL	306.340.311				306.340.311

PROYECTO:	Actualización del plan de ordenación del territorio del Estado Bolivar
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	193.193.126
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Continuar instalando la nueva estructura territorial
RESULTADO:	POTEB actualizado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	14.379.637				14.379.637
4.02	Materiales, suministros y mercancías	16.590.800				16.590.800
4.03	Servicios no personales	162.222.689				162.222.689
	TOTAL	193.193.126				193.193.126

PROYECTO:	Fortalecimiento de la gestión autorizatoria en el Estado Barinas
UNIDAD DE MEDIDA:	Autorización
CANTIDAD	13
ASIGNACIÓN PRESUPUESTARIA:	626.452.253
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Alcanzar la justicia social y avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Administración de los recursos naturales para su conservación y promover el desarrollo sustentable.
RESULTADO:	Administrar el aprovechamiento y procesamiento de los recursos de manera sustentable.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	472.858.699				472.858.699
4.02	Materiales, suministros y mercancías	73.506.444				73.506.444
4.03	Servicios no personales	41.610.000				41.610.000
4.04	Activos reales	38.477.110				38.477.110
	TOTAL	626.452.253				626.452.253

PROYECTO:	Desarrollo de la participación comunitaria para la gestión ambiental compartida en las áreas urbanas y rurales del Estado Monagas
UNIDAD DE MEDIDA:	Comunidad organizada y participante
CANTIDAD	13
ASIGNACIÓN PRESUPUESTARIA:	455.214.368
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la construcción del nuevo modelo democrático de participación popular
OBJETIVOS ESPECIFICOS:	Concientizar e involucrar a las comunidades en la cogestión ambiental
RESULTADO:	Mayor participación comunitaria en el abordaje de la problemática ambiental

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	116.087.739				116.087.739
4.03	Servicios no personales	124.906.123				124.906.123
4.04	Activos reales	214.220.506				214.220.506
	TOTAL	**455.214.368**				**455.214.368**

PROYECTO: Gestión ambiental conservacionista del Estado Barinas
UNIDAD DE MEDIDA: Comunidad organizada y participante
CANTIDAD 20
ASIGNACIÓN PRESUPUESTARIA: 876.676.326
AREA ESTRATEGICA: Equilibrio Social
OBJETIVO ESTRATEGICO: Propiciar la gestión conservacionista de los recursos naturales y su sustentabilidad como instrumento de desarrollo
OBJETIVOS ESPECIFICOS: Propiciar la conservación de los recursos naturales para su uso sustentable
RESULTADO: Organización y capacitación de las comunidades

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	476.503.948				476.503.948
4.02	Materiales, suministros y mercancías	145.074.118				145.074.118
4.03	Servicios no personales	165.052.805				165.052.805
4.04	Activos reales	90.045.455				90.045.455
	TOTAL	876.676.326				876.676.326

PROYECTO:	Control de incendios forestales
UNIDAD DE MEDIDA:	Porcentaje
CANTIDAD	60
ASIGNACIÓN PRESUPUESTARIA:	181.259.832
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial, ejes etc.
OBJETIVOS ESPECIFICOS:	Incrementar la capacidad operativa del combate de incendio forestal
RESULTADO:	Optimizar el control de incendios forestales y proteger los recursos naturales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	29.616.731				29.616.731
4.02	Materiales, suministros y mercancías	28.348.203				28.348.203
4.03	Servicios no personales	105.993.983				105.993.983
4.04	Activos reales	17.300.915				17.300.915
	TOTAL	181.259.832				181.259.832

PROYECTO:	Unificación y fortalecimiento para la gestión autorizatoria en el aprovechamientos de los recursos naturales
UNIDAD DE MEDIDA:	Permiso
CANTIDAD	400
ASIGNACIÓN PRESUPUESTARIA:	312.214.076
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Ordenación Territorial Nacional
OBJETIVOS ESPECIFICOS:	Consolidar la gestión ambiental autorizatoria del País
RESULTADO:	Otorgamiento de oficios de autorizaciones ambientales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.901.263				12.901.263
4.02	Materiales, suministros y mercancías	51.201.103				51.201.103
4.03	Servicios no personales	138.381.010				138.381.010
4.04	Activos reales	109.730.700				109.730.700
	TOTAL	312.214.076				312.214.076

PROYECTO:	Planificación ambiental y ordenación del territorio
UNIDAD DE MEDIDA:	Plan
CANTIDAD	7
ASIGNACIÓN PRESUPUESTARIA:	641.193.798
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Alcanzar el desarrollo territorial equilibrado
RESULTADO:	Localización adecuada de la población y sus actividades productivas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	112.527.761				112.527.761
4.02	Materiales, suministros y mercancías	55.088.351				55.088.351
4.03	Servicios no personales	473.577.686				473.577.686
	TOTAL	**641.193.798**				**641.193.798**

PROYECTO:	Posicionamiento de la política ambiental del País en el ámbito internacional
UNIDAD DE MEDIDA:	Participación en proyecto
CANTIDAD	100
ASIGNACIÓN PRESUPUESTARIA:	406.956.629
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Seguir impulsando el nuevo sistema multipolar internacional
OBJETIVOS ESPECIFICOS:	Fortalecer la capacidad institucional para la participación nacional en los procesos y mecanismos ambientales internacionales
RESULTADO:	Equipos conformados técnicamente para el manejo de la política ambiental internacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	36.956.629				36.956.629
4.03	Servicios no personales	330.340.000				330.340.000
4.04	Activos reales	39.660.000				39.660.000
	TOTAL	**406.956.629**				**406.956.629**

PROYECTO:	Desarrollo de la participación comunitaria para la gestión ambiental compartida en el área rural y urbana
UNIDAD DE MEDIDA:	Comunidad organizada y participante
CANTIDAD	14
ASIGNACIÓN PRESUPUESTARIA:	65.950.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar a la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Fortalecer la gestión comunitaria en las aras rurales y urbanas en el Estado.
RESULTADO:	Crear organizaciones para la participación en la gestión ambiental de las comunidades en el Estado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	36.350.000				36.350.000
4.03	Servicios no personales	26.600.000				26.600.000
4.04	Activos reales	3.000.000				3.000.000
	TOTAL	65.950.000				65.950.000

PROYECTO:	Plan de vigilancia y control en el Estado Miranda
UNIDAD DE MEDIDA:	Empresa
CANTIDAD	50
ASIGNACIÓN PRESUPUESTARIA:	283.350.035
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Descentralización desconcentrada
OBJETIVOS ESPECIFICOS:	Aprovechamiento sustentable de los recursos naturales
RESULTADO:	Control efectivo del uso de los recursos suelos y aguas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	108.089.316				108.089.316
4.02	Materiales, suministros y mercancías	55.615.719				55.615.719
4.03	Servicios no personales	93.145.000				93.145.000
4.04	Activos reales	26.500.000				26.500.000
	TOTAL	**283.350.035**				**283.350.035**

PROYECTO:	Actualización del plan de ordenación del territorio en el Estado Carabobo
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	66.362.855
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Actualización del plan estadal de ordenación del territorio en el Estado
RESULTADO:	Un plan de ordenación territorial en el Estado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	30.072.000				30.072.000
4.03	Servicios no personales	31.790.855				31.790.855
4.04	Activos reales	4.500.000				4.500.000
	TOTAL	**66.362.855**				**66.362.855**

PROYECTO:	Control de la calidad de las aguas, suelo y aire en el Estado Carabobo
UNIDAD DE MEDIDA:	Empresa
CANTIDAD	320
ASIGNACIÓN PRESUPUESTARIA:	83.562.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Alcanzar la justicia social
OBJETIVOS ESPECIFICOS:	Mejorar la calidad en agua, suelo y aire en el Estado.
RESULTADO:	Disminución de las industrias que incumplen con las disposiciones legales ambientales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	46.751.000				46.751.000
4.03	Servicios no personales	27.462.000				27.462.000
4.04	Activos reales	9.349.000				9.349.000
	TOTAL	**83.562.000**				**83.562.000**

PROYECTO:	Modernización del sistema de medición y pronóstico hidrometereológico nacional VENEHMET
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	710
ASIGNACIÓN PRESUPUESTARIA:	27.500.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial.
OBJETIVOS ESPECIFICOS:	Consolidar los datos hidrometereológicos procedentes de las agencias responsables en Venezuela en un instituto nacional de meteorología e hidrología.
RESULTADO:	Creación del Instituto Nacional de Meteorología e Hidrología, incluyendo la adquisición y modernización de los sistemas de medición y pronósticos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.500.000.000	26.000.000.000			27.500.000.000
	- 005 Modernización del Sistema de Medición y Pronóstico Hidrometereológico Nacional VENEHMET – Proyectos por Endeudamiento		26.000.000.000			26.000.000.000
	Resto de fuentes de financiamiento	1.500.000.000				1.500.000.000
	TOTAL	**1.500.000.000**	**26.000.000.000**			**27.500.000.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.500.000.000				1.500.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.500.000.000				1.500.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.500.000.000				1.500.000.000
4.07.01.03.08	Transferencias corrientes a entes descentralizados financieros bancarios	1.500.000.000				1.500.000.000
4.07.01.03.08	- A0719 Banco de Desarrollo Económico y Social de Venezuela (BANDES)	1.500.000.000				1.500.000.000

PROYECTO:	Actualización o elaboración del plan de ordenación del territorio del Estado Miranda
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	125.933.933
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Creación de zonas especiales de desarrollo sustentable
OBJETIVOS ESPECIFICOS:	Ordenación del territorio
RESULTADO:	Ordenar los espacios del Estado Miranda

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	75.933.933				75.933.933
4.02	Materiales, suministros y mercancías	16.000.000				16.000.000
4.03	Servicios no personales	34.000.000				34.000.000
	TOTAL	125.933.933				125.933.933

PROYECTO:	Gestión y control de la calidad del aire
UNIDAD DE MEDIDA:	Informe
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	77.171.718
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Desechos domésticos, tóxicos y peligrosos
OBJETIVOS ESPECIFICOS:	Conservación y mejoramiento de la calidad del aire con la participación de la comunidad organizada, alcaldias y sector industrial
RESULTADO:	Informes de evaluación de la contaminación atmosférica. Disponer de información de la contaminación atmosférica en tiempo real a través de página WEB del MARN

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	21.559.718				21.559.718
4.02	Materiales, suministros y mercancías	5.400.000				5.400.000
4.03	Servicios no personales	50.212.000				50.212.000
	TOTAL	77.171.718				77.171.718

PROYECTO:	Plan de vigilancia y control ambiental en el Estado Cojedes
UNIDAD DE MEDIDA:	Acto administrativo
CANTIDAD	100
ASIGNACIÓN PRESUPUESTARIA:	240.298.783
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Ocupar y consolidar el territorio
OBJETIVOS ESPECIFICOS:	Disminuir los ilícitos ambientales en el Estado
RESULTADO:	*Disminución de los ilícitos ambientales*

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	*Gastos de personal*	33.549.792				33.549.792
4.02	Materiales, suministros y mercancías	59.620.604				59.620.604
4.03	Servicios no personales	108.028.387				108.028.387
4.04	Activos reales	39.100.000				39.100.000
	TOTAL	**240.298.783**				**240.298.783**

PROYECTO:	Desarrollo de la participación comunitaria para la gestión ambiental compartidas en las áreas urbanas y rurales, en nueve (9) municipios del Estado Guárico
UNIDAD DE MEDIDA:	Comunidad organizada y participante
CANTIDAD	9
ASIGNACIÓN PRESUPUESTARIA:	60.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conservación en la nueva estructura social.
OBJETIVOS ESPECIFICOS:	Dar a conocer la normativa legal e instancias a las cuales puedan acudir las comunidades para hacer efectiva la aplicación del derecho positivo, proporcionándole a su vez herramientas para su organización
RESULTADO:	Comunidades organizadas participando en actividades conservacionistas en nueve (9) municipios del Estado Guárico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	5.100.000				5.100.000
4.03	Servicios no personales	9.900.000				9.900.000
4.04	Activos reales	45.000.000				45.000.000
	TOTAL	60.000.000				60.000.000

PROYECTO:	Saneamiento del río Guaire
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	8
ASIGNACIÓN PRESUPUESTARIA:	2.000.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Agua potable /aguas servidas
OBJETIVOS ESPECIFICOS:	Recuperación y descontaminación del río Guaire en el tramo las adjuntas, pasando por la Araña y las Mercedes hasta Juan Pablo VI
RESULTADO:	Infraestructura física para el saneamiento del río y construcción de aliviadero, empotramiento de quebradas y rehabilitación de cloacas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	79.824.562				79.824.562
4.04	Activos reales	1.920.175.438				1.920.175.438
	TOTAL	2.000.000.000				2.000.000.000

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170030000 Saneamiento del río Guaire
FECHA DE INICIO : 03/01/2005
FECHA DE FINALIZACIÓN : 31/12/2008
COSTO TOTAL : 470.420,0

Acción Específica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Inspección de obras	404	Activos reales			341						
Estudios y proyectos	404	Activos reales			395						
Saneamiento del río Guaire área metropolitana	404	Activos reales	123.000		1.184					345.500	495.500
		TOTAL	123.000		1.920					345.500	

PROYECTO:	Saneamiento del Litoral Central del Estado Vargas
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	10.750.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Agua Potable / Agua Servida
OBJETIVOS ESPECIFICOS:	Saneamiento de la Playas del Litoral Central
RESULTADO:	Sistema recolección de aguas servidas, equipos instalados y funcionando

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos reales		10.750.000.000			10.750.000.000
	- 009 Saneamiento del Litoral Central del Estado Vargas		10.750.000.000			10.750.000.000
	TOTAL		**10.750.000.000**			**10.750.000.000**

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170031000 Saneamiento del Litoral Central del Estado Vargas
FECHA DE INICIO : 01/01/2002
FECHA DE FINALIZACIÓN : 31/12/2007
COSTO TOTAL : 61.500,0

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Construcción de estación de bombeo	404	Activos reales	3.855					2.000		7.000	
Construcción de colectores	404	Activos reales	1.928					1.000		5.000	
Culminación plantas de tratamiento	404	Activos reales	3.855					2.000		7.000	
Procura de equipos	404	Activos reales	9.639					4.900		9.000	
Inspección de obra	404	Activos reales	723					850		2.750	
		TOTAL	20.000					10.750		30.750	

PROYECTO:	Saneamiento ambiental integral litoral Nor-Oriental (Tramo-Anzoátegui)
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	30
ASIGNACIÓN PRESUPUESTARIA:	11.899.038.700
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Agua potable/aguas servidas
OBJETIVOS ESPECIFICOS:	Descontaminación de aguas marinas de la región mejorando así las actividades turísticas mejoramiento de la calidad de vida de las población
RESULTADO:	Infraestructura y equipamiento para el saneamiento de la región, colectores, estaciones de bombeo y tuberías

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos reales		11.899.038.700			11.899.038.700
	- 008 Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo Anzoátegui) – Proyectos por Endeudamiento		11.899.038.700			11.899.038.700
	TOTAL		**11.899.038.700**			**11.899.038.700**

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170033000 Saneamiento Ambiental Integral Litoral Nor-Oriental (Tramo-Anzoátegui)
FECHA DE INICIO : 18/01/1993
FECHA DE FINALIZACIÓN : 30/12/2010
COSTO TOTAL : 63.899,0

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Inspección de obras	404	Activos reales						1.000			
Construcción de sistema de recolección de aguas servidas en Pto la Cruz, Pto Píritu, Barcelona, Lecherías y otros	404	Activos reales	32.000					8.399		10.000	272.505
Equipamiento y construcción de tuberías	404	Activos reales						2.500		10.000	
		TOTAL	32.000					11.899		20.000	

PROYECTO:	Saneamiento ambiental integral del Estado Portuguesa
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	8.000.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Agua Potable / Agua Servida
OBJETIVOS ESPECIFICOS:	Construcción de obras para el saneamiento del Estado Portuguesa.
RESULTADO:	Sistema de recolección y tratamiento de aguas servidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	982.456.141				982.456.141
4.04	Activos reales	7.017.543.859				7.017.543.859
	TOTAL	8.000.000.000				8.000.000.000

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170034000 Saneamiento Ambiental Integral del Estado Portuguesa
FECHA DE INICIO : 15/03/2006
FECHA DE FINALIZACIÓN : 26/12/2006
COSTO TOTAL : 7.018,0

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Saneamiento de Guanare y zonas adyacentes	404	Activos reales			3.246						
Inspección	404	Activos reales			526						
Saneamiento de Acarigua Araure	404	Activos reales			3.246						
		TOTAL			7.018						

PROYECTO:	Seguimiento poblacional de especies de la fauna vulnerables
UNIDAD DE MEDIDA:	Informe técnico
CANTIDAD	2
ASIGNACIÓN PRESUPUESTARIA:	163.419.407
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar la instalación de la nueva estructura territorial y ordenación del territorio
OBJETIVOS ESPECIFICOS:	Estimar tamaño poblacional de especies vulnerables y conocer sus rutas migratorias. Determinar número, ubicación y condición de los humedales. Adiestrar comunidades para incorporarlas a los proyectos de conservación de especies vulnerables y hábitat asociados.
RESULTADO:	Plan de acción e inventario

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	68.838.826				68.838.826
4.02	Materiales, suministros y mercancías	25.013.640				25.013.640
4.03	Servicios no personales	56.090.330				56.090.330
4.04	Activos reales	13.476.611				13.476.611
	TOTAL	**163.419.407**				**163.419.407**

PROYECTO:	Embalse Puerto Maya Litoral Central Estado Vargas
UNIDAD DE MEDIDA:	Obra
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	3.000.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Agua potable / agua servida
OBJETIVOS ESPECIFICOS:	Construcción del embalse Puerto Maya con la finalidad de abastecer de agua potable a la población del Estado Vargas.
RESULTADO:	Construcción del embalse

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos reales		3.000.000.000			3.000.000.000
	- 015 Embalse Puerto Maya Litoral Central Estado Vargas – Proyectos por Endeudamiento		3.000.000.000			3.000.000.000
	TOTAL		3.000.000.000			3.000.000.000

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170037000 Construcción del Embalse Puerto Maya
FECHA DE INICIO : 09/01/2006
FECHA DE FINALIZACIÓN : 31/12/2006
COSTO TOTAL : 3.000,0

Acción Específica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Construcción del embalse	404	Activos reales						2.750			
Inspección de obras	404	Activos reales						250			
		TOTAL						3.000			

PROYECTO:	Transferencia para financiar los proyectos del Instituto Nacional de Parques
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	26.520.000.000
ASIGNACIÓN PRESUPUESTARIA:	26.520.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Conservar, defender y mejorar los parques y monumentos nacionales
OBJETIVOS ESPECIFICOS:	Lograr la eficiencia y eficacia en la conservación de los parques nacionales
RESULTADO:	Parques y monumentos conservados y mejorados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	26.520.000.000				26.520.000.000
	TOTAL	26.520.000.000				26.520.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	26.520.000.000				26.520.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	26.520.000.000				26.520.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	26.520.000.000				26.520.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	26.520.000.000				26.520.000.000
4.07.01.03.02	- A0052 Instituto Nacional de Parques (INPARQUES)	26.520.000.000				26.520.000.000

PROYECTO:	Reconstrucción del sistema de cloacas Vargas (Los Roques).
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	4.000.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Agua potable / aguas servidas
OBJETIVOS ESPECIFICOS:	Construcción del sistema de recolección de aguas servidas en Los Roques, para el saneamiento de la región e incremento del turismo
RESULTADO:	Infraestructura física y equipamiento para el sistema de recolección de aguas servidas de la región

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos reales		4.000.000.000			4.000.000.000
	- 014 Reconstrucción del sistema de cloacas Vargas (Los Roques). – Proyectos por Endeudamiento		4.000.000.000			4.000.000.000
	TOTAL		4.000.000.000			4.000.000.000

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170039000 Reconstrucción del sistema de cloacas Vargas (Los Roques).
FECHA DE INICIO : 02/01/2006
FECHA DE FINALIZACIÓN : 28/12/2007
COSTO TOTAL : 9.100,0

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Sistema de colectores	404	Activos reales						3.700		5.400	
		TOTAL						3.700		5.400	

PROYECTO:	Actualización o elaboración del plan de ordenación del territorio del Estado Nueva Esparta
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	41.826.242
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Promover una ocupación del espacio de acuerdo a las potencialidades y restricciones físico-naturales
RESULTADO:	Plan actualizado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	10.898.802				10.898.802
4.02	Materiales, suministros y mercancías	9.193.000				9.193.000
4.03	Servicios no personales	11.734.440				11.734.440
4.04	Activos reales	10.000.000				10.000.000
	TOTAL	**41.826.242**				**41.826.242**

PROYECTO:	Transferencia para financiar los proyectos del Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo
UNIDAD DE MEDIDA:	Bolivares
CANTIDAD	5.552.000.000
ASIGNACIÓN PRESUPUESTARIA:	5.552.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Conservación y mejoras del la cuenca del Lago de Maracaibo
OBJETIVOS ESPECIFICOS:	Lograr la eficiencia y la eficacia en la conservación y preservación del cuenca del lago de Maracaibo
RESULTADO:	Cuenca del lago de Maracaibo conservada y mejorada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	5.552.000.000				5.552.000.000
	TOTAL	5.552.000.000				5.552.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	5.552.000.000				5.552.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.052.000.000				3.052.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	3.052.000.000				3.052.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	3.052.000.000				3.052.000.000
4.07.01.03.02	- A0064 Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)	3.052.000.000				3.052.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	2.500.000.000				2.500.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	2.500.000.000				2.500.000.000
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	2.500.000.000				2.500.000.000
4.07.03.03.02	- A0064 Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)	2.500.000.000				2.500.000.000

PROYECTO:	Acueducto Bolivariano del Estado Falcón
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	4
ASIGNACIÓN PRESUPUESTARIA:	95.000.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Agua potable / aguas servidas
OBJETIVOS ESPECIFICOS:	Mejorar la calidad de vida de la población occidental del Estado, Coro y Paraguaná, mediante el suministro confiable de agua potable
RESULTADO:	Sistema de distribución de agua potable

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos reales		95.000.000.000			95.000.000.000
	- 011 Acueducto Bolivariano del Estado Falcón – Proyectos por Endeudamiento		95.000.000.000			95.000.000.000
	TOTAL		95.000.000.000			95.000.000.000

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170042000 Acueducto Bolivariano Falcón
FECHA DE INICIO : 03/07/2002
FECHA DE FINALIZACIÓN : 31/12/2008
COSTO TOTAL : 715.496,0

Acción Específica	Código	Partida	Asignado Al 31/12/2005	2006 Corriente Ordinaria			2006 Proyectos por Endeudamiento			2007	Años Posteriores
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Ingeniería, procura y construcción de 60 kms. de 1.422 mm y rehabilitación de Torre Toma	404	Activos reales	204.250					10.750			
Procura y construcción de 36.56 kms de tubería (2024 mm - 1822 mm)	404	Activos reales						16.391		111.510	
Procura y construcción de 81.44 kms de tubería (1670 mm - 1420 mm)	404	Activos reales						20.000		229.400	
Ingeniería, procura e instalación de plantas de potabilización modulares y construcción de aducción principal	404	Activos reales	2.580					12.040			
Procura de equipos planta de potabilización	404	Activos reales						8.772		1.548	
Obras civiles y obras electromecánicas de la planta de potabilización	404	Activos reales						17.372		26.058	
Procura e instalación de equipos en la estación de bombeo y tanque de succión	404	Activos reales						2.150		2.150	

Acción Específica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Obras civiles y electromecánicas de la estación de bombeo y tanque de succión	404	Activos reales						1.075		9.675	
Ingeniería, procura y construcción de las acometidas eléctricas	404	Activos reales						2.580		14.620	
Ingeniería de redes Mene Mauroa Dabajuro	404	Activos reales						645		430	
Cruce del Golfete de Coro	404	Activos reales						3.225		18.275	
		TOTAL	206.830					95.000		413.666	

PROYECTO:	Construcción acueductos y cloacas El Cercado, Estado Lara
UNIDAD DE MEDIDA:	SISTEMA
CANTIDAD	2
ASIGNACIÓN PRESUPUESTARIA:	10.000.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Agua Potable / Agua Servida
OBJETIVOS ESPECIFICOS:	Sistema de abastecimiento de agua potable y recolección de aguas servidas
RESULTADO:	Construcción de tuberías, redes de distribución y colectores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	1.228.070.175				1.228.070.175
4.04	Activos reales	8.771.929.825				8.771.929.825
	TOTAL	**10.000.000.000**				**10.000.000.000**

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170043000 Construcción acueductos y cloacas El Cercado, Estado Lara
FECHA DE INICIO : 02/01/2006
FECHA DE FINALIZACIÓN : 31/12/2006
COSTO TOTAL : 8.772,0

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Inspección	404	Activos reales			462						
Construcción de obras para el abastecimiento de agua y saneamiento Ambiental (Acueducto y Cloacas)	404	Activos reales			8.310						
		TOTAL			8.772						

PROYECTO:	Gestión integral de residuos, desechos sólidos y materiales peligrosos
UNIDAD DE MEDIDA:	Apoyo
CANTIDAD	100
ASIGNACIÓN PRESUPUESTARIA:	115,250.535
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Desechos domésticos, tóxicos y peligrosos
OBJETIVOS ESPECIFICOS:	Fortalecer la gestión nacional en materia de residuos y desechos sólidos y materiales peligrosos de acuerdo a la legislación y normativas ambientales vigentes
RESULTADO:	Planes estadales y municipales de gestión integral de residuos, desechos sólidos y materiales peligrosos. Talleres de capacitación en materia de desechos sólidos y materiales peligrosos a comunidades organizadas, municipios, organismos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	89.730.535				89.730.535
4.03	Servicios no personales	25.520.000				25.520.000
	TOTAL	115.250.535				115.250.535

PROYECTO:	Transferencias para financiar los proyectos del Instituto Geográfico de Venezuela Simón Bolívar
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	5.200.000.000
ASIGNACIÓN PRESUPUESTARIA:	5.200.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Producir y proveer la información territorial oficial en materia de geografía y cartografía nacional
OBJETIVOS ESPECIFICOS:	Elaboración de la información cartográfica a nivel nacional
RESULTADO:	Información cartográfica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	5.200.000.000				5.200.000.000
	TOTAL	5.200.000.000				5.200.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	5.200.000.000				5.200.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.700.000.000				2.700.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	2.700.000.000				2.700.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.700.000.000				2.700.000.000
4.07.01.03.02	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	2.700.000.000				2.700.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	2.500.000.000				2.500.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	2.500.000.000				2.500.000.000
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	2.500.000.000				2.500.000.000
4.07.03.03.02	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	2.500.000.000				2.500.000.000

PROYECTO:	Plan de vigilancia y control ambiental en el Estado Yaracuy
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	154.977.877
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la construcción de la nueva estructura social.
OBJETIVOS ESPECIFICOS:	Contribuir a incrementar la calidad de vida
RESULTADO:	Plan de guardería ambiental

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	71.977.877				71.977.877
4.02	Materiales, suministros y mercancías	20.000.000				20.000.000
4.03	Servicios no personales	63.000.000				63.000.000
	TOTAL	154.977.877				154.977.877

PROYECTO:	Rehabilitación de embalses a Nivel Nacional
UNIDAD DE MEDIDA:	Obra
CANTIDAD	10
ASIGNACIÓN PRESUPUESTARIA:	15.000.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Agua Potable / Agua Servida
OBJETIVOS ESPECIFICOS:	Mantener en buen funcionamiento los embalses y sus obras conexas, así como minimizar las condiciones de riesgo de nueve obras de embalses
RESULTADO:	Embalse recuperado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos reales		15.000.000.000			15.000.000.000
	- 016 Rehabilitación de embalses a nivel nacional – Proyectos por Endeudamiento		15.000.000.000			15.000.000.000
	TOTAL		15.000.000.000			15.000.000.000

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170047000 Rehabilitación de Embalses a Nivel Nacional
FECHA DE INICIO : 03/01/2005
FECHA DE FINALIZACIÓN : 10/12/2007
COSTO TOTAL : 40.958,0

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Mejoramiento de la estabilidad de la Presa Tule	404	Activos reales						3.000			
Reconstrucción del aliviadero del Embalse Puerto Viejo	404	Activos reales	5.560					1.440			
Mejoramiento de los aliviaderos del Embalse Pueblo Viejo	404	Activos reales						7.560		15.398	
Suministro de Equipos Electromecánicos a los embalses El Cigarrón, El Médano, Pao la Balsa, Socuy y Onia	404	Activos reales	5.000					3.000			
		TOTAL	10.560					15.000		15.398	

PROYECTO:	Transferencias para financiar los proyectos de la Fundación Laboratorio Nacional de Hdráulica
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	300.000.000
ASIGNACIÓN PRESUPUESTARIA:	300.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del estado
OBJETIVOS ESPECIFICOS:	Recuperar la capacidad técnica y de investigación a través del equipamiento y recuperación de su infraestructura
RESULTADO:	Recuperación de la capacidad técnica y de investigación del laboratorio nacional de hidráulica como centro de investigación del estado el área de la hidráulica y de su infraestructura

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	300.000.000				300.000.000
	TOTAL	300.000.000				300.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	300.000.000				300.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	300.000.000				300.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	300.000.000				300.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	300.000.000				300.000.000
4.07.01.03.02	- A0343 Fundación Laboratorio Nacional de Hidráulica	300.000.000				300.000.000

PROYECTO:	Transferencias para financiar los proyectos de la Autoridad Unica de Area Archipiélago Los Roques
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	300.000.000
ASIGNACIÓN PRESUPUESTARIA:	300.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Lograr la eficiencia y eficacia en la conservación y mejoramiento de Los Roques
OBJETIVOS ESPECIFICOS:	Convertir a Los Roques en zona turística privilegiada
RESULTADO:	Conservación de Los Roques

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	300.000.000				300.000.000
	TOTAL	300.000.000				300.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	300.000.000				300.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	300.000.000				300.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	300.000.000				300.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	300.000.000				300.000.000
4.07.01.03.02	- A0107 Autoridad Unica de Area Parque Nacional Archipiélago Los Roques	300.000.000				300.000.000

PROYECTO: Transferencias para financiar los proyectos del Instituto Forestal Latinoamericano
UNIDAD DE MEDIDA: Bolívares
CANTIDAD 69.566.000
ASIGNACIÓN PRESUPUESTARIA: 69.566.000
AREA ESTRATEGICA: Equilibrio territorial
OBJETIVO ESTRATEGICO: Desarrollar actividades de investigación, documentación y extensión para mejorar el manejo integral de los recursos naturales
OBJETIVOS ESPECIFICOS: Asesoramiento técnico a los funcionarios del MARN
RESULTADO: Funcionarios capacitados técnicamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	69.566.000				69.566.000
	TOTAL	**69.566.000**				**69.566.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	69.566.000				69.566.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	69.566.000				69.566.000
4.07.01.03.00	Transferencias corrientes internas al sector público	69.566.000				69.566.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	69.566.000				69.566.000
4.07.01.03.02	- A0103 Instituto Forestal Latinoamericano	69.566.000				69.566.000

PROYECTO:	Saneamiento Bahia Pozuelo Estado Anzoátegui
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	5.000.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Agua potable / agua servida
OBJETIVOS ESPECIFICOS:	Recolección de las aguas de drenaje
RESULTADO:	Colector construido

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	614.035.088				614.035.088
4.04	Activos reales	4.385.964.912				4.385.964.912
	TOTAL	5.000.000.000				5.000.000.000

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170051000 Saneamiento Bahia Pozuelo Estado Anzoátegui
FECHA DE INICIO : 02/01/2006
FECHA DE FINALIZACIÓN : 31/12/2007
COSTO TOTAL : 5.686,0

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Construcción del Colector Dren b y canal de descarga submarina	404	ACTIVOS REALES			4.386	0			0	1.300	
		TOTAL			4.386	0			0	1.300	

PROYECTO:	Mantenimiento y vigilancia de las plantas de tratamiento adscritas al MARN a Nivel Nacional
UNIDAD DE MEDIDA:	SISTEMA
CANTIDAD	2
ASIGNACIÓN PRESUPUESTARIA:	650.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Agua potable / Aguas servidas
OBJETIVOS ESPECIFICOS:	Dar condiciones adecuadas que garanticen el buen funcionamiento de las plantas de tratamiento
RESULTADO:	Plantas de tratamiento atendidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	79.824.562				79.824.562
4.04	Activos reales	570.175.438				570.175.438
	TOTAL	650.000.000				650.000.000

PROYECTO:	Manejo sustentable de las cuencas del Estado Guárico
UNIDAD DE MEDIDA:	Kilómetro cuadrado
CANTIDAD	300
ASIGNACIÓN PRESUPUESTARIA:	176.891.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Garantizar el manejo sustentable de los recursos naturales en las cuencas del Estado Guárico
RESULTADO:	Recursos naturales de las cuencas del Estado Guárico conservados y manejados sustentablemente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	34.891.000				34.891.000
4.03	Servicios no personales	58.000.000				58.000.000
4.04	Activos reales	84.000.000				84.000.000
	TOTAL	176.891.000				176.891.000

PROYECTO:	Fortalecimiento de capacidades en la gestión ambiental compartida para el desarrollo de la economía popular en el Estado Sucre
UNIDAD DE MEDIDA:	Cooperativa
CANTIDAD	11
ASIGNACIÓN PRESUPUESTARIA:	406.017.970
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Propiciar la gestión ambiental comunitaria
OBJETIVOS ESPECIFICOS:	Capacitar y fomentar la economía popular a través del cultivo acuícola como recurso natural alternativo
RESULTADO:	Generación de proyecto socio ambientales productivos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	157.353.322				157.353.322
4.02	Materiales, suministros y mercancías	89.209.000				89.209.000
4.03	Servicios no personales	72.925.648				72.925.648
4.04	Activos reales	86.530.000				86.530.000
	TOTAL	406.017.970				406.017.970

PROYECTO:	Gestión y control de la calidad del agua
UNIDAD DE MEDIDA:	Entidad fortalecida
CANTIDAD	3
ASIGNACIÓN PRESUPUESTARIA:	111.524.648
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Incrementar la calidad de las aguas y recuperar cuerpos de aguas degradados a través de la prevención, reducción y control de la contaminación
RESULTADO:	Más recurso hídrico disponible

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	92.844.648				92.844.648
4.03	Servicios no personales	18.680.000				18.680.000
	TOTAL	111.524.648				111.524.648

PROYECTO:	Fortalecimiento del laboratorio ambiental de El Hatillo
UNIDAD DE MEDIDA:	Análisis
CANTIDAD	50.000
ASIGNACIÓN PRESUPUESTARIA:	542.554.217
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular
OBJETIVOS ESPECIFICOS:	Fortalecer la gestión de análisis del Laboratorio Ambiental "Ing. Leopold Blumen kranz" para asegurar la gestión integral de todas las dependencias del MARN
RESULTADO:	Análisis de parámetros ambientales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	169.278.229				169.278.229
4.02	Materiales, suministros y mercancías	127.753.900				127.753.900
4.03	Servicios no personales	167.522.088				167.522.088
4.04	Activos reales	78.000.000				78.000.000
	TOTAL	542.554.217				542.554.217

PROYECTO:	Asesoría técnica en materia ambiental para el desarrollo de la economía popular a nivel nacional
UNIDAD DE MEDIDA:	Asesoría /estudio
CANTIDAD	30
ASIGNACIÓN PRESUPUESTARIA:	91.154.355
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Diseñar, instrumentar y promover el programa de formación, Información y asesoría en evaluación de impacto ambiental dirigido a los proyectos de organizaciones de la base social
RESULTADO:	Apoyo a las Direcciones Regionales del MARN y a la red de cooperativistas en la formación, elaboración, asesoría y seguimiento en la evaluación de impactos ambientales de los proyectos aprobados por instituciones nacionales y regionales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	79.754.355				79.754.355
4.03	Servicios no personales	11.400.000				11.400.000
	TOTAL	**91.154.355**				**91.154.355**

PROYECTO:	Plan de remediación de pasivos petroleros
UNIDAD DE MEDIDA:	Informe
CANTIDAD	24
ASIGNACIÓN PRESUPUESTARIA:	100.000.000
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Velar por la efectiva eliminación de los pasivos ambientales petroleros
RESULTADO:	Informe de cumplimiento de normas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.698.310				20.698.310
4.03	Servicios no personales	59.976.698				59.976.698
4.04	Activos reales	19.324.992				19.324.992
	TOTAL	100.000.000				100.000.000

PROYECTO:	Manejo sustentable de las cuencas del Estado Anzoátegui
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	50.006.809
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Gestión ambiental comunitaria
OBJETIVOS ESPECIFICOS:	Conservación de los recursos naturales y mejorar la calidad de vida
RESULTADO:	Plan de manejo integral de los recursos naturales para la sustentabilidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.635.591				4.635.591
4.03	Servicios no personales	41.371.218				41.371.218
4.04	Activos reales	4.000.000				4.000.000
	TOTAL	**50.006.809**				**50.006.809**

PROYECTO:	Mantenimiento y manejo de la red hidrometeorológica del Estado Anzoátegui
UNIDAD DE MEDIDA:	Estación
CANTIDAD	44
ASIGNACIÓN PRESUPUESTARIA:	111.541.079
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Agua potable /agua servida
OBJETIVOS ESPECIFICOS:	Generación de información hidroclimática oportuna y de buena calidad
RESULTADO:	Información oportuna y de optima calidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	9.090.000				9.090.000
4.03	Servicios no personales	25.651.079				25.651.079
4.04	Activos reales	76.800.000				76.800.000
	TOTAL	111.541.079				111.541.079

PROYECTO:	Conservación y evaluación de recursos fitogenéticos, estratégicos o promisorios para el país.
UNIDAD DE MEDIDA:	Ejemplar
CANTIDAD	18.000
ASIGNACIÓN PRESUPUESTARIA:	194.935.596
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Propiciar la conservación del ambiente y de los recursos naturales y promover su uso sustentable.
OBJETIVOS ESPECIFICOS:	Conservar y valorar recursos genéticos vegetales estratégicos o promisorios para el país: cacao, piña, plantas medicinales, lechosa, café, ají, especies vegetales silvestres amenazadas de extinción para promover su uso sustentable.
RESULTADO:	Aprovechamiento de plantas con diferente valor: alimenticio, medicinal, forestal, artesanal. Rescate de cultivos tradicionales. Rescate de conocimientos tradicionales de pobladores locales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	124.435.596				124.435.596
4.02	Materiales, suministros y mercancías	30.000.000				30.000.000
4.03	Servicios no personales	21.000.000				21.000.000
4.04	Activos reales	19.500.000				19.500.000
	TOTAL	194.935.596				194.935.596

PROYECTO:	Gestión de las áreas naturales protegidas para la conservación de la diversidad biológica
UNIDAD DE MEDIDA:	Unidad fortalecida
CANTIDAD	9
ASIGNACIÓN PRESUPUESTARIA:	248.666.577
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Conservación de la diversidad biológica "in situ"
OBJETIVOS ESPECIFICOS:	Mejorar la capacidad de gestión para la conservación de la diversidad biológica "in situ"
RESULTADO:	Consolidación de la gestión en áreas naturales protegidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	135.787.577				135.787.577
4.02	Materiales, suministros y mercancías	56.093.368				56.093.368
4.03	Servicios no personales	51.185.632				51.185.632
4.04	Activos reales	5.600.000				5.600.000
	TOTAL	248.666.577				248.666.577

PROYECTO:	Fortalecimiento de la gestión autorizatoria en el Estado Yaracuy.
UNIDAD DE MEDIDA:	Autorización
CANTIDAD	700
ASIGNACIÓN PRESUPUESTARIA:	148.568.448
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Consolidar la gestión ambiental en cuanto a las normativas establecidas en la Ley del Ambiente.
RESULTADO:	Gestión autorizatoria eficiente 100%

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	122.568.448				122.568.448
4.02	Materiales, suministros y mercancías	7.000.000				7.000.000
4.03	Servicios no personales	19.000.000				19.000.000
	TOTAL	**148.568.448**				**148.568.448**

PROYECTO:	Actualización o elaboración del plan de ordenación del territorio del Estado Anzoátegui
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	184.280.617
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Ordenación del territorio
OBJETIVOS ESPECIFICOS:	Consolidar las líneas generales del plan de desarrollo económico y social de la nación 2001-2007
RESULTADO:	Plan de ordenación del territorio para la sustentabilidad del desarrollo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	47.370.869				47.370.869
4.03	Servicios no personales	116.617.165				116.617.165
4.04	Activos reales	20.292.583				20.292.583
	TOTAL	**184.280.617**				**184.280.617**

PROYECTO:	Plan de educación ambiental y participación comunitaria en el Estado Aragua.
UNIDAD DE MEDIDA:	Comunidad
CANTIDAD	18
ASIGNACIÓN PRESUPUESTARIA:	458.062.691
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Promover la participación de los actores del desarrollo nacional en la gestión ambiental comunitaria en el Estado
OBJETIVOS ESPECIFICOS:	Fortalecer la participación social y generar poder ciudadano en espacios públicos de decisión, además de incentivar de redes sociales
RESULTADO:	Gestión ambiental compartida y productiva

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	307.062.691				307.062.691
4.02	Materiales, suministros y mercancías	79.200.000				79.200.000
4.03	Servicios no personales	71.800.000				71.800.000
	TOTAL	458.062.691				458.062.691

PROYECTO:	Ampliación, rehabilitación y reconstrucción acueducto y cloacas a nivel nacional
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	20
ASIGNACIÓN PRESUPUESTARIA:	40.000.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Agua potable / agua servidas
OBJETIVOS ESPECIFICOS:	Dotar de agua potable y optimizar el saneamiento a nivel nacional
RESULTADO:	Acueductos reconstruidos y sistema de recolección de aguas servidas operativos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	4.912.280.703				4.912.280.703
4.04	Activos reales	35.087.719.297				35.087.719.297
	TOTAL	40.000.000.000				40.000.000.000

PROYECTO: Administración y normalización del acceso a los recursos genéticos
UNIDAD DE MEDIDA: Permiso
CANTIDAD 5
ASIGNACIÓN PRESUPUESTARIA: 23.592.663
AREA ESTRATEGICA: Equilibrio económico
OBJETIVO ESTRATEGICO: Acelerar la construcción del nuevo modelo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS: Conservar el ambiente
RESULTADO: Contratos de acceso a los recursos genéticos y anexos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	11.592.663				11.592.663
4.02	Materiales, suministros y mercancías	6.000.000				6.000.000
4.03	Servicios no personales	3.000.000				3.000.000
4.04	Activos reales	3.000.000				3.000.000
	TOTAL	23.592.663				23.592.663

PROYECTO: Saneamiento ambiental del Lago de Valencia
UNIDAD DE MEDIDA: Sistema
CANTIDAD 2
ASIGNACIÓN PRESUPUESTARIA: 15.000.000.000
AREA ESTRATEGICA: Equilibrio territorial
OBJETIVO ESTRATEGICO: Agua potable /aguas servidas
OBJETIVOS ESPECIFICOS: Controlar el nivel y saneamiento del lago de Valencia
RESULTADO: Construcción de sistema de tratamiento

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos reales		15.000.000.000			15.000.000.000
	- 010 Saneamiento ambiental del Lago de Valencia		15.000.000.000			15.000.000.000
	- Proyectos por Endeudamiento					
	TOTAL		15.000.000.000			15.000.000.000

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170071000 Proyecto saneamiento ambiental de la Cuenca del Lago de Valencia
FECHA DE INICIO : 12/02/2001
FECHA DE FINALIZACIÓN : 28/12/2007
COSTO TOTAL : 123.715,0

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Construcción del sistema de descarga de planta los Guayos, estación de bombeo	404	Activos reales						2.880			
Rehabilitación de Laguna de Oxidación las tlamitas y 14 de febrero	404	Activos reales						3.000			
Construcción de sistema de colectores en los municipios Carlos Arvelo, Naguanagua, Guacara, Diego Ibarra, Valencia y los Guayos	404	Activos reales	96.445					6.820			
Operación, mantenimiento guardia y custodia de los sistemas hidráulicos	404	Activos reales	12.270					2.300			
		TOTAL	108.715					15.000			

PROYECTO:	Mantenimiento de embalses a nivel nacional
UNIDAD DE MEDIDA:	Reparación y mantenimiento
CANTIDAD	65
ASIGNACIÓN PRESUPUESTARIA:	5.000.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Agua potable / aguas servidas
OBJETIVOS ESPECIFICOS:	Mantener en buen estado de funcionamiento los embalses y sus obras conexas
RESULTADO:	Recuperación de 65 embalses a través de la ejecución de obras civiles y mantenimiento preventivo y correctivo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	614.035.089				614.035.089
4.04	Activos reales	4.385.964.911				4.385.964.911
	TOTAL	5.000.000.000				5.000.000.000

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170072000 Mantenimiento de Embalses a Nivel Nacional
FECHA DE INICIO : 01/01/2006
FECHA DE FINALIZACIÓN : 28/12/2007
COSTO TOTAL : 48.081,0

Acción Específica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Mantenimiento preventivo agronómico, electromecánico y de instrumentación de los embalses a Nivel Nacional	404	Activos reales			2.039					15.532	
Inspección de Obras	404	Activos reales			308						
Operación y mantenimiento menor de la infraestructura de los embalses	404	Activos reales			2.039					28.163	
		TOTAL			4.386					43.695	

PROYECTO:	Desarrollo de la participación comunitaria para la gestión ambiental compartida en el área rural y urbana de la región Portuguesa
UNIDAD DE MEDIDA:	Institución
CANTIDAD	12
ASIGNACIÓN PRESUPUESTARIA:	80.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Gestión ambiental comunitaria
OBJETIVOS ESPECIFICOS:	Inserción de la variable educativa ambiental y participación comunitaria en los planes operativos de las instituciones publicas y alcaldias
RESULTADO:	Las instituciones del Estado promueven la gestión ambiental compartida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancias	14.000.000				14.000.000
4.03	Servicios no personales	16.000.000				16.000.000
4.04	Activos reales	50.000.000				50.000.000
	TOTAL	80.000.000				80.000.000

PROYECTO:	Plan de vigilancia y control en Estado Aragua
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	487.971.879
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Equilibrar el crecimiento económico y factores sociales y calidad ambiental
OBJETIVOS ESPECIFICOS:	Promover un sistema de redes de vigilancia y control para la ocupación y uso adecuado del territorio
RESULTADO:	Plan para la implementación de medidas adecuada a la normativa ambiental

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	347.971.879				347.971.879
4.02	Materiales, suministros y mercancías	61.300.000				61.300.000
4.03	Servicios no personales	78.700.000				78.700.000
	TOTAL	**487.971.879**				**487.971.879**

PROYECTO:	Fortalecimiento del tema ambiental en la educación formal en el Estado Delta Amacuro
UNIDAD DE MEDIDA:	Población atendida
CANTIDAD	12
ASIGNACIÓN PRESUPUESTARIA:	52.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Concientizar a la población estudiantil en relación con la realidad ambiental actual.
RESULTADO:	100% de la población estudiantil ambientalmente informada y eficiente ante la protección y conservación del ambiente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.000.000				20.000.000
4.03	Servicios no personales	24.000.000				24.000.000
4.04	Activos reales	8.000.000				8.000.000
	TOTAL	52.000.000				52.000.000

PROYECTO:	Manejo sustentable de las micro cuencas del Estado Nueva Esparta
UNIDAD DE MEDIDA:	Cuenca conservada
CANTIDAD	8
ASIGNACIÓN PRESUPUESTARIA:	29.017.217
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Realizar diagnostico en las micro cuencas con el fin de determinar las áreas afectadas y medidas de recuperación y conservación de cuencas con la participación de las comunidades
RESULTADO:	Cuencas recuperadas y manejadas sustentablemente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	15.006.217				15.006.217
4.02	Materiales, suministros y mercancías	926.000				926.000
4.03	Servicios no personales	580.000				580.000
4.04	Activos reales	12.505.000				12.505.000
	TOTAL	29.017.217				29.017.217

PROYECTO:	Fortalecimiento de la gestión autorizatoria en el Estado Guárico
UNIDAD DE MEDIDA:	Autorización
CANTIDAD	300
ASIGNACIÓN PRESUPUESTARIA:	101.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Responder oportunamente a solicitudes en materia de afectación de los recursos naturales
RESULTADO:	Gestión ambiental efectiva

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	22.750.000				22.750.000
4.03	Servicios no personales	53.500.000				53.500.000
4.04	Activos reales	24.750.000				24.750.000
	TOTAL	101.000.000				101.000.000

PROYECTO:	Evaluación del aprovechamiento ilegal de fauna y promoción de actividades productivas alternativas
UNIDAD DE MEDIDA:	Plan
CANTIDAD	3
ASIGNACIÓN PRESUPUESTARIA:	186.638.558
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Continuar la instalación de la nueva estructura territorial y la ordenación del territorio
OBJETIVOS ESPECIFICOS:	Evaluar el aprovechamiento ilegal de fauna y brindar alternativas productivas a la población.
RESULTADO:	Plan de acción y cartera de proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	112.731.605				112.731.605
4.02	Materiales, suministros y mercancías	16.809.390				16.809.390
4.03	Servicios no personales	49.446.306				49.446.306
4.04	Activos reales	7.651.257				7.651.257
	TOTAL	186.638.558				186.638.558

PROYECTO:	Levantamiento de información de la diversidad étnica y sociocultural.
UNIDAD DE MEDIDA:	Taller / programa
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	25.850.783
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Promover la participación de los actores del desarrollo nacional
OBJETIVOS ESPECIFICOS:	Incrementar los conocimientos sobre la diversidad étnica y sociocultural e incorporar a las comunidades indígenas y locales en la gestión ambiental
RESULTADO:	Conocer las lenguas indígenas y divulgarlas a la población a nivel nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	10.191.783				10.191.783
4.02	Materiales, suministros y mercancías	10.000.000				10.000.000
4.03	Servicios no personales	3.000.000				3.000.000
4.04	Activos reales	2.659.000				2.659.000
	TOTAL	25.850.783				25.850.783

PROYECTO:	Actualización del plan de ordenación del territorio del Estado Yaracuy
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	95.747.867
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Ordenación del territorio
OBJETIVOS ESPECIFICOS:	Revisar y actualizar el plan de ordenación del territorio del Estado Yaracuy
RESULTADO:	Plan de ordenamiento del Estado Yaracuy

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	35.747.867				35.747.867
4.02	Materiales, suministros y mercancías	20.000.000				20.000.000
4.03	Servicios no personales	40.000.000				40.000.000
	TOTAL	95.747.867				95.747.867

PROYECTO:	Actualización del plan de ordenación del territorio del Estado Mérida (POTEM)
UNIDAD DE MEDIDA:	Estudio
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	158.780.370
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Ordenación del territorio
OBJETIVOS ESPECIFICOS:	Elaborar un instrumento técnico, que regule la ordenación espacial de las diferentes actividades económicas del Estado
RESULTADO:	Estudio técnico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	58.812.120				58.812.120
4.02	Materiales, suministros y mercancías	22.168.250				22.168.250
4.03	Servicios no personales	37.700.000				37.700.000
4.04	Activos reales	40.100.000				40.100.000
	TOTAL	**158.780.370**				**158.780.370**

PROYECTO:	Plan de prevención de incendios en el Estado Yaracuy
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	71.082.319
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Gestión ambiental comunitaria
OBJETIVOS ESPECIFICOS:	Capacitar y entrenar a brigadistas para el control de incendios forestales
RESULTADO:	Plan contra incendios forestales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	42.082.319				42.082.319
4.02	Materiales, suministros y mercancías	5.000.000				5.000.000
4.03	Servicios no personales	24.000.000				24.000.000
	TOTAL	**71.082.319**				**71.082.319**

PROYECTO:	Desarrollo de la participación comunitaria para la gestión ambiental compartida en el área rural y urbana del Estado Nueva Esparta
UNIDAD DE MEDIDA:	Brigada
CANTIDAD	38
ASIGNACIÓN PRESUPUESTARIA:	87.969.621
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Formar las comunidades en temas ambientales pertinentes para asumir la defensa, conservación y manejo adecuado del ambiente
RESULTADO:	Conformación de grupos de brigadas de pescadores y de comunidades urbanas que generen proyectos para mejorar su ambiente, calidad de vida y producción sustentable

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	11.216.193				11.216.193
4.02	Materiales, suministros y mercancías	11.996.126				11.996.126
4.03	Servicios no personales	7.060.568				7.060.568
4.04	Activos reales	57.696.734				57.696.734
	TOTAL	**87.969.621**				**87.969.621**

PROYECTO:	Manejo sustentable de las cuencas del Estado Yaracuy
UNIDAD DE MEDIDA:	Cuenca conservada
CANTIDAD	6
ASIGNACIÓN PRESUPUESTARIA:	125.214.926
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Gestión ambiental comunitaria
OBJETIVOS ESPECIFICOS:	Garantizar la conservación de suelos y aguas a fin de mejorar la calidad de vida de la población
RESULTADO:	Manejo adecuada de las cuencas del Estado Yaracuy

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	85.214.926				85.214.926
4.02	Materiales, suministros y mercancías	11.000.000				11.000.000
4.03	Servicios no personales	29.000.000				29.000.000
	TOTAL	125.214.926				125.214.926

PROYECTO:	Transferencias para financiar los proyectos de la C.A. Hidrológica del Caribe
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	3.975.000.000
ASIGNACIÓN PRESUPUESTARIA:	3.975.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Contribuir al mejoramiento de los sistemas de distribución de agua potable en los Estados Anzoátegui, Sucre y Nueva Esparta
OBJETIVOS ESPECIFICOS:	Mantener operativo el sistema de distribución de agua potable y recolección y tratamiento de las aguas residuales
RESULTADO:	Población atendida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	3.975.000.000				3.975.000.000
	TOTAL	3.975.000.000				3.975.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS		Fuente de Financiamiento				Presupuesto 2006
Cód.	Denominación	Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.975.000.000				3.975.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.275.000.000				1.275.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.275.000.000				1.275.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	1.275.000.000				1.275.000.000
4.07.01.03.07	- A0611 C.A. Hidrológica del Caribe (HIDROCARIBE)	1.275.000.000				1.275.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	2.700.000.000				2.700.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	2.700.000.000				2.700.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	2.700.000.000				2.700.000.000
4.07.03.03.05	- A0611 C.A. Hidrológica del Caribe (HIDROCARIBE)	2.700.000.000				2.700.000.000

PROYECTO:	Manejo sustentable de los recursos naturales en la Cuenca del Río Caroni
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	5.000.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Agua potable /agua servida
OBJETIVOS ESPECIFICOS:	Conservar integralmente los recursos naturales de la cuenca hidrográfica del río Caroni, con el fin de contribuir al desarrollo socioeconómico del sector en estudio, satisfaciendo en calidad y cantidad el recurso hidrico
RESULTADO:	Conservar integralmente los recursos naturales de la cuenca del río Caroni, para garantizar la disponibilidad del recurso hídrico.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías		1.500.000.000			1.500.000.000
	- 013 Manejo sustentable de los recursos naturales en la cuenca del río Caroni – Proyectos por Endeudamiento		1.500.000.000			1.500.000.000
4.03	Servicios no personales		1.500.000.000			1.500.000.000
	- 013 Manejo sustentable de los recursos naturales en la cuenca del río Caroni – Proyectos por Endeudamiento		1.500.000.000			1.500.000.000
4.04	Activos reales		2.000.000.000			2.000.000.000
	- 013 Manejo sustentable de los recursos naturales en la cuenca del río Caroni – Proyectos por Endeudamiento		2.000.000.000			2.000.000.000
	TOTAL		**5.000.000.000**			**5.000.000.000**

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170092000 Manejo sustentable de los recursos naturales de la Cuenca del Río Caroni
FECHA DE INICIO : 02/01/2005
FECHA DE FINALIZACIÓN : 31/12/2006
COSTO TOTAL : 3.050,0

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Institucionalidad para la gestión de la cuenca	404	Activos reales	350					500			
Apoyo a las comunidades vulnerables	404	Activos reales	350					1.000			
Control y recuperación ambiental	404	Activos reales	350					500			
		TOTAL	**1.050**					**2.000**			

PROYECTO:	Fortalecimiento del tema ambiental en la educación del territorio del Estado Yaracuy
UNIDAD DE MEDIDA:	Taller / curso
CANTIDAD	80
ASIGNACIÓN PRESUPUESTARIA:	94.755.496
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Gestión ambiental comunitaria
OBJETIVOS ESPECIFICOS:	Mejorar la cultura ambiental
RESULTADO:	Numero de personas capacitadas en materia ambiental

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	64.755.496				64.755.496
4.02	Materiales, suministros y mercancías	10.000.000				10.000.000
4.03	Servicios no personales	20.000.000				20.000.000
	TOTAL	**94.755.496**				**94.755.496**

PROYECTO:	Control de calidad de las aguas, suelo y aire en el Estado Yaracuy
UNIDAD DE MEDIDA:	Muestra
CANTIDAD	86
ASIGNACIÓN PRESUPUESTARIA:	90.583.368
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Agua potable, agua servida
OBJETIVOS ESPECIFICOS:	Garantizar la gestión sustentable de los recursos agua, suelo con la participación de todas las comunidades organizadas del Estado Yaracuy
RESULTADO:	Resultados de análisis de laboratorio, base de datos de contaminantes, informe técnico, normas sanitarias.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	60.583.368				60.583.368
4.02	Materiales, suministros y mercancías	10.000.000				10.000.000
4.03	Servicios no personales	20.000.000				20.000.000
	TOTAL	90.583.368				90.583.368

PROYECTO:	Plan nacional de recursos hídricos
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	650.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Agua potable /aguas servidas
OBJETIVOS ESPECIFICOS:	Formular estudios, proyectos y planes para usos y manejo de agua
RESULTADO:	Plan nacional de recursos hídricos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03.	Servicios no personales	79.824.562				79.824.562
4.04	Activos reales	570.175.438				570.175.438
	TOTAL	650.000.000				650.000.000

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 17 Ministerio del Ambiente y de los Recursos Naturales
PROYECTO : 170095000 Plan Nacional de Recursos Hídricos
FECHA DE INICIO : 04/01/2006
FECHA DE FINALIZACIÓN : 31/10/2006
COSTO TOTAL : 570,0

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Plan nacional de infraestructura hidráulica	404	Activos reales			570						
		TOTAL			**570**						

PROYECTO:	Plan de vigilancia y control ambiental en el Estado Portuguesa
UNIDAD DE MEDIDA:	Inspección
CANTIDAD	180
ASIGNACIÓN PRESUPUESTARIA:	726.054.418
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Disminuir los ilícitos ambientales realizando circuitos de vigilancia y control
RESULTADO:	Consolidación de los circuitos integrales de vigilancia y control

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	476.054.418				476.054.418
4.02	Materiales, suministros y mercancías	104.000.002				104.000.002
4.03	Servicios no personales	67.999.999				67.999.999
4.04	Activos reales	77.999.999				77.999.999
	TOTAL	726.054.418				726.054.418

PROYECTO:	Fortalecimiento de capacidades en la gestión ambiental compartida para el desarrollo de la economía popular en el Estado Nueva Esparta
UNIDAD DE MEDIDA:	Proyecto
CANTIDAD	30
ASIGNACIÓN PRESUPUESTARIA:	40.528.992
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Atender en forma ambientalmente integral a los proyectos de los misioneros
RESULTADO:	Agilizar los tramites de permisiones administrativa en materia ambiental

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	17.470.992				17.470.992
4.02	Materiales, suministros y mercancías	5.058.000				5.058.000
4.03	Servicios no personales	18.000.000				18.000.000
	TOTAL	**40.528.992**				**40.528.992**

PROYECTO:	Gestión comunitaria de los bosques en el Estado Yaracuy
UNIDAD DE MEDIDA:	Asesoría /estudio
CANTIDAD	10
ASIGNACIÓN PRESUPUESTARIA:	21.778.251
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Reforestación productiva
OBJETIVOS ESPECIFICOS:	Desarrollar planes de ordenación y manejo de ABRAES orientadas a la investigación y al uso sostenible y aprovechamiento integral del bambú
RESULTADO:	Bambuzales en zonas protectoras de ríos y quebradas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	11.778.251				11.778.251
4.02	Materiales, suministros y mercancías	4.000.000				4.000.000
4.03	Servicios no personales	6.000.000				6.000.000
	TOTAL	**21.778.251**				**21.778.251**

PROYECTO:	Levantamiento de información básica de vegetación y flora
UNIDAD DE MEDIDA:	Informe
CANTIDAD	7
ASIGNACIÓN PRESUPUESTARIA:	144.072.734
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial.
OBJETIVOS ESPECIFICOS:	Incrementar el conocimiento de la diversidad biológica para su conservación y uso sostenible.
RESULTADO:	Informes técnicos, mapas temáticos, publicaciones y programas de aprovechamiento sustentable de la flora y la vegetación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	75.072.734				75.072.734
4.02	Materiales, suministros y mercancías	35.000.000				35.000.000
4.03	Servicios no personales	28.000.000				28.000.000
4.04	Activos reales	6.000.000				6.000.000
	TOTAL	**144.072.734**				**144.072.734**

PROYECTO:	Transferencias para financiar los proyectos de la C.A. Hidrológica Páez
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	2.452.367.949
ASIGNACIÓN PRESUPUESTARIA:	2.452.367.949
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Ampliar los servicios de mantenimiento de los sistemas de distribución de agua potable y recolección de aguas residuales en el Estado Guarico
OBJETIVOS ESPECIFICOS:	Mantener operativos los sistemas de distribución de agua potable y disposición de aguas residuales
RESULTADO:	Población atendida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.452.367.949				2.452.367.949
	TOTAL	2.452.367.949				2.452.367.949

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.452.367.949				2.452.367.949
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.152.367.949				1.152.367.949
4.07.01.03.00	Transferencias corrientes internas al sector público	1.152.367.949				1.152.367.949
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	1.152.367.949				1.152.367.949
4.07.01.03.07	- A0615 C.A. Hidrológica Páez (HIDROPAEZ)	1.152.367.949				1.152.367.949
4.07.03.00.00	Transferencias y donaciones de capital internas	1.300.000.000				1.300.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	1.300.000.000				1.300.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	1.300.000.000				1.300.000.000
4.07.03.03.05	- A0615 C.A. Hidrológica Páez (HIDROPAEZ)	1.300.000.000				1.300.000.000

PROYECTO:	Mantenimiento y Manejo de la Red Hidrometereológica del Estado Falcón
UNIDAD DE MEDIDA:	Estación
CANTIDAD	54
ASIGNACIÓN PRESUPUESTARIA:	301.180.685
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Agua potable, aguas servidas
OBJETIVOS ESPECIFICOS:	Generar Información Hidrometereológica básica
RESULTADO:	Estaciones Hidrometereológica en funcionamiento

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	27.765.636				27.765.636
4.03	Servicios no personales	95.525.049				95.525.049
4.04	Activos reales	177.890.000				177.890.000
	TOTAL	301.180.685				301.180.685

PROYECTO:	Planificación y ejecución de la gestión ambiental integrada en el Estado Zulia
UNIDAD DE MEDIDA:	Área
CANTIDAD	5
ASIGNACIÓN PRESUPUESTARIA:	502.143.684
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Conservar el ambiente a través del adecuado uso de los recursos naturales
OBJETIVOS ESPECIFICOS:	Manejar los recursos naturales del Estado Zulia
RESULTADO:	Atención de los recursos naturales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	140.143.684				140.143.684
4.03	Servicios no personales	122.000.000				122.000.000
4.04	Activos reales	240.000.000				240.000.000
	TOTAL	502.143.684				502.143.684

PROYECTO:	Incorporación del componente ambiental en los programas de capacitación de las misiones en el Estado Falcón
UNIDAD DE MEDIDA:	Taller / jornada / reunión
CANTIDAD	12
ASIGNACIÓN PRESUPUESTARIA:	38.031.821
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Gestión ambiental comunitaria
OBJETIVOS ESPECIFICOS:	Fortalecimiento de la variable ambiental en las misiones en el Estado Falcón
RESULTADO:	Capacitación ambiental en los participantes de las misiones en el Estado Falcón

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	14.969.000				14.969.000
4.03	Servicios no personales	11.400.000				11.400.000
4.04	Activos reales	11.662.821				11.662.821
	TOTAL	38.031.821				38.031.821

PROYECTO:	Transferencias para financiar los proyectos de la C.A. Hidrológica de los Llanos venezolanos
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	2.100.000.000
ASIGNACIÓN PRESUPUESTARIA:	2.100.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Mejorar los servicios de distribución de agua potable y disposición de aguas residuales en el Estado Apure
OBJETIVOS ESPECIFICOS:	Mantener operativos los sistemas de distribución de agua potable y disposición de aguas residuales en el Estado Apure
RESULTADO:	Población atendida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.100.000.000				2.100.000.000
	TOTAL	2.100.000.000				2.100.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.100.000.000				2.100.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.200.000.000				1.200.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.200.000.000				1.200.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	1.200.000.000				1.200.000.000
4.07.01.03.07	- A0616 C.A. Hidrológica de los Llanos (HIDROLLANOS)	1.200.000.000				1.200.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	900.000.000				900.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	900.000.000				900.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	900.000.000				900.000.000
4.07.03.03.05	- A0616 C.A. Hidrológica de los Llanos (HIDROLLANOS)	900.000.000				900.000.000

PROYECTO:	Fortalecimiento del tema ambiental en la educación formal en el Estado Nueva Esparta
UNIDAD DE MEDIDA:	Brigada
CANTIDAD	150
ASIGNACIÓN PRESUPUESTARIA:	65.432.163
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Formación del docente como multiplicadores de la gestión ambiental en la escuela y la comunidad inmediata
RESULTADO:	Conformación de brigadas con proyectos ambientales para atender los problemas o necesidades ambientales por instituciones atendidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	31.850.629				31.850.629
4.02	Materiales, suministros y mercancías	16.867.190				16.867.190
4.03	Servicios no personales	16.714.344				16.714.344
	TOTAL	65.432.163				65.432.163

PROYECTO:	Conocimiento de la diversidad zoológica a nivel de ecosistemas, especies y genes con énfasis en las especies vulnerables, amenazadas o en peligro de extinción
UNIDAD DE MEDIDA:	Registro
CANTIDAD	6.500
ASIGNACIÓN PRESUPUESTARIA:	239.459.021
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Gestión ambiental comunitaria. Propiciar la conservación del ambiente y de los recursos naturales y promover su uso sustentable
OBJETIVOS ESPECIFICOS:	Incrementar el conocimiento de la diversidad zoológica generando información básica necesaria para desarrollar la estrategia de su conservación
RESULTADO:	Colecciones, inventarios y estudios de la fauna silvestre del país

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	168.861.021				168.861.021
4.02	Materiales, suministros y mercancías	12.200.000				12.200.000
4.03	Servicios no personales	46.800.000				46.800.000
4.04	Activos reales	11.598.000				11.598.000
	TOTAL	239.459.021				239.459.021

PROYECTO:	Transferencias para financiar los proyectos de la C.A. HIDROANDES
UNIDAD DE MEDIDA:	Bolivares
CANTIDAD	3.112.500.000
ASIGNACIÓN PRESUPUESTARIA:	3.112.500.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Mantener operativos los sistemas de distribución de agua potable y recolección y tratamiento de las aguas residuales en los Estados Barinas y Trujillo
OBJETIVOS ESPECIFICOS:	Mejorar los sistemas de distribución de agua potable y disposición de aguas residuales
RESULTADO:	Población atendida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	3.112.500.000				3.112.500.000
	TOTAL	3.112.500.000				3.112.500.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.112.500.000				3.112.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.812.500.000				1.812.500.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.812.500.000				1.812.500.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	1.812.500.000				1.812.500.000
4.07.01.03.07	- A0685 C.A. Hidrológica de la Cordillera Andina (HIDROANDES)	1.812.500.000				1.812.500.000
4.07.03.00.00	Transferencias y donaciones de capital internas	1.300.000.000				1.300.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	1.300.000.000				1.300.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	1.300.000.000				1.300.000.000
4.07.03.03.05	- A0685 C.A. Hidrológica de la Cordillera Andina (HIDROANDES)	1.300.000.000				1.300.000.000

PROYECTO:	Transferencias para financiar los proyectos de la C.A. Hidrológica de Falcón
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	1.300.000.000
ASIGNACIÓN PRESUPUESTARIA:	1.300.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Mantener operativos los sistemas de distribución de agua potable y disposición de aguas residuales en el Estado Falcón
OBJETIVOS ESPECIFICOS:	Mejorar los sistemas de distribución de agua potable y disposición de aguas residuales en el Estado Falcón
RESULTADO:	Población atendida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.300.000.000				1.300.000.000
	TOTAL	1.300.000.000				1.300.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.300.000.000				1.300.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	1.300.000.000				1.300.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	1.300.000.000				1.300.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	1.300.000.000				1.300.000.000
4.07.03.03.05	- A0605 C.A. Hidrológica de Falcón (HIDROFALCON)	1.300.000.000				1.300.000.000

PROYECTO:	Promoción del uso sostenible de la diversidad biológica en marco de las actividades de biocomercio
UNIDAD DE MEDIDA:	Informe
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	32.511.761
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Conservar el ambiente
RESULTADO:	Elaboración de un plan de acción o carteras de productos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	13.698.740				13.698.740
4.02	Materiales, suministros y mercancías	8.000.000				8.000.000
4.03	Servicios no personales	5.703.256				5.703.256
4.04	Activos reales	5.109.765				5.109.765
	TOTAL	32.511.761				32.511.761

PROYECTO:	Transferencias para financiar los proyectos de la C.A. Hidrológica del Centro
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	2.700.000.000
ASIGNACIÓN PRESUPUESTARIA:	2.700.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Mantener operativos los sistemas de distribución de agua potable y disposición de aguas residuales en los Estados Aragua, Carabobo y Cojedes
OBJETIVOS ESPECIFICOS:	Mejorar los sistemas de distribución de agua potable y disposición de aguas residuales en los Estados Aragua, Carabobo y Cojedes
RESULTADO:	Población atendida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.700.000.000				2.700.000.000
	TOTAL	**2.700.000.000**				**2.700.000.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.700.000.000				2.700.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	2.700.000.000				2.700.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	2.700.000.000				2.700.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	2.700.000.000				2.700.000.000
4.07.03.03.05	- A0622 C.A. Hidrológica del Centro (HIDROCENTRO)	2.700.000.000				2.700.000.000

PROYECTO:	Transferencias para financiar los proyectos de la C.A. Hidrológica del Lago de Maracaibo
UNIDAD DE MEDIDA:	Bolivares
CANTIDAD	3.300.000.000
ASIGNACIÓN PRESUPUESTARIA:	3.300.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Mantener operativos los sistemas de distribución de agua potable y disposición de aguas residuales en el Estado Zulia
OBJETIVOS ESPECIFICOS:	Mejorar los sistemas de distribución de agua potable y aguas residuales en el Estado Zulia
RESULTADO:	Población atendida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	3.300.000.000				3.300.000.000
	TOTAL	**3.300.000.000**				**3.300.000.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.300.000.000				3.300.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	600.000.000				600.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	600.000.000				600.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	600.000.000				600.000.000
4.07.01.03.07	- A0619 C.A. Hidrológica del Lago de Maracaibo (HIDROLAGO)	600.000.000				600.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	2.700.000.000				2.700.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	2.700.000.000				2.700.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	2.700.000.000				2.700.000.000
4.07.03.03.05	- A0619 C.A. Hidrológica del Lago de Maracaibo (HIDROLAGO)	2.700.000.000				2.700.000.000

PROYECTO:	Transferencias para financiar los proyectos de la empresa Desarrollos Hidráulicos Cojedes
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	120.000.000
ASIGNACIÓN PRESUPUESTARIA:	120.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Lograr el desarrollo integral de las obras hidráulicas en el Estado Cojedes
OBJETIVOS ESPECIFICOS:	Mejorar las obras hidráulicas en el Estado Cojedes
RESULTADO:	Población atendida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	120.000.000				120.000.000
	TOTAL	**120.000.000**				**120.000.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	120.000.000				120.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	120.000.000				120.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	120.000.000				120.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	120.000.000				120.000.000
4.07.01.03.07	- A0697 Empresa Regional Desarrollos Hidráulicos Cojedes, C.A.	120.000.000				120.000.000

PROYECTO:	Fortalecimiento del tema ambiental en la educación formal
UNIDAD DE MEDIDA:	Población atendida
CANTIDAD	430
ASIGNACIÓN PRESUPUESTARIA:	323.447.242
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Fortalecer la participación social y generar poder ciudadano, en espacios públicos de decisión.
OBJETIVOS ESPECIFICOS:	Incorporar la educación ambiental en la educación bolivariana para la formación de la nueva república.
RESULTADO:	Reducir en 30% los proyectos pedagógicos comunitarios, que no tengan incorporada la variable ambiental.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	90.495.242				90.495.242
4.02	Materiales, suministros y mercancías	14.624.000				14.624.000
4.03	Servicios no personales	213.328.000				213.328.000
4.04	Activos reales	5.000.000				5.000.000
	TOTAL	**323.447.242**				**323.447.242**

PROYECTO:	Transferencias para financiar los proyectos del Sistema Hidráulico Yacambú Quibor
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	60.560.000.000
ASIGNACIÓN PRESUPUESTARIA:	60.560.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Lograr el desarrollo agrícola del valle de Quibor Estado Lara
OBJETIVOS ESPECIFICOS:	Mejorar los sistemas de riego en el Estado Lara
RESULTADO:	Población atendida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	560.000.000	60.000.000.000			60.560.000.000
	- 004 Obras de regulación y trasvase, desarrollo agrícola del valle de Quibor y conservación de la cuenca del río Yacambú – Proyectos por Endeudamiento		60.000.000.000			60.000.000.000
	Resto de Fuentes de Financiamiento	560.000.000				560.000.000
	TOTAL	**560.000.000**	**60.000.000.000**			**60.560.000.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	560.000.000	60.000.000.000			60.560.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	560.000.000				560.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	560.000.000				560.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	560.000.000				560.000.000
4.07.01.03.07	- A0678 Sistema Hidráulico Yacambú Quibor, C.A.	560.000.000				560.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas		60.000.000.000			60.000.000.000
4.07.03.03.00	Transferencias de capital internas al sector público		60.000.000.000			60.000.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		60.000.000.000			60.000.000.000
4.07.03.03.05	- A0678 Sistema Hidráulico Yacambú Quibor, C.A.		60.000.000.000			60.000.000.000

PROYECTO:	Manejo sustentable de las cuencas del Estado Mérida
UNIDAD DE MEDIDA:	Hectárea
CANTIDAD	600
ASIGNACIÓN PRESUPUESTARIA:	358.053.277
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Promover la gestión ambiental sustentable y compartida con las comunidades
OBJETIVOS ESPECIFICOS:	Mejorar las condiciones sociales y físico naturales en el Estado Mérida
RESULTADO:	Calidad de vida y restauración ambiental

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	58.021.526				58.021.526
4.02	Materiales, suministros y mercancías	5.161.928				5.161.928
4.03	Servicios no personales	96.549.006				96.549.006
4.04	Activos reales	198.320.817				198.320.817
	TOTAL	358.053.277				358.053.277

PROYECTO:	Desarrollo de la gestión ambiental con la participación de la nueva estructura social
UNIDAD DE MEDIDA:	Municipio
CANTIDAD	29
ASIGNACIÓN PRESUPUESTARIA:	382.374,733
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar aceleradamente en la construcción del nuevo modelo de participación popular
OBJETIVOS ESPECIFICOS:	Promover la participación activa de la nueva estructura social a través de la inclusión de la variable ambiental en sus áreas de producción
RESULTADO:	Incremento de la calidad de vida a través de las prácticas conservacionistas en el manejo de los recursos naturales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	224.374.733				224.374.733
4.02	Materiales, suministros y mercancías	62.000.000				62.000.000
4.03	Servicios no personales	96.000.000				96.000.000
	TOTAL	382.374.733				382.374.733

PROYECTO:	Actualizar el plan de ordenación del territorio del Estado Delta Amacuro
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	126.839.041
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Ocupar y consolidar el territorio
OBJETIVOS ESPECIFICOS:	Ordenación del territorio del Estado Delta Amacuro en función del desarrollo sustentable
RESULTADO:	Superficie del Estado con usos desactualizados del plan / total de superficie del Estado x 100

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.198.315				12.198.315
4.02	Materiales, suministros y mercancías	16.642.411				16.642.411
4.03	Servicios no personales	50.298.315				50.298.315
4.04	Activos reales	47.700.000				47.700.000
	TOTAL	126.839.041				126.839.041

PROYECTO:	Gestión de la bioseguridad
UNIDAD DE MEDIDA:	Laboratorio
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	55.498.182
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Gestión de la seguridad de la biotecnología moderna
RESULTADO:	Gestión de organismos modificados genéticamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	29.872.140				29.872.140
4.02	Materiales, suministros y mercancías	20.000.000				20.000.000
4.03	Servicios no personales	3.626.042				3.626.042
4.04	Activos reales	2.000.000				2.000.000
	TOTAL	55.498.182				55.498.182

PROYECTO:	Manejo integral de las cuencas hidrográficas de uso común con Colombia
UNIDAD DE MEDIDA:	Cuenca conservada
CANTIDAD	2
ASIGNACIÓN PRESUPUESTARIA:	317.498.720
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Agua potable y agua servida
OBJETIVOS ESPECIFICOS:	Establecer lineamientos estratégicos para el uso sustentable del recurso hídrico en las cuencas de uso común con Colombia
RESULTADO:	Recuperación de un 20% de superficie degradada en 2 cuencas de uso común con Colombia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	50.000.000				50.000.000
4.03	Servicios no personales	267.498.720				267.498.720
	TOTAL	**317.498.720**				**317.498.720**

PROYECTO:	Mantenimiento y manejo de la red meteorológica del Estado Mérida
UNIDAD DE MEDIDA:	Información
CANTIDAD	740
ASIGNACIÓN PRESUPUESTARIA:	132.469.822
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Gestión del agua
OBJETIVOS ESPECIFICOS:	Recopilación de información básica
RESULTADO:	Información básica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	82.469.822				82.469.822
4.02	Materiales, suministros y mercancías	16.500.001				16.500.001
4.03	Servicios no personales	10.999.999				10.999.999
4.04	Activos reales	22.500.000				22.500.000
	TOTAL	**132.469.822**				**132.469.822**

PROYECTO:	Transferencia para financiar los proyectos de la C.A. Hidrológica de Venezuela
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	144.016.500.000
ASIGNACIÓN PRESUPUESTARIA:	144.016.500.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Agua potable /agua servida
RESULTADO:	Agua potable saneada y rehabilitada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	4.900.000.000	139.116.500.000			144.016.500.000
	- 001 Modernización y rehabilitación del sector agua potable y saneamiento – Proyectos por Endeudamiento		62.350.000.000			62.350.000.000
	- 002 Atención acueductos rurales y poblaciones menores – Proyectos por Endeudamiento		14.104.000.000			14.104.000.000
	- 006 Abastecimiento de agua potable y saneamiento Península de la Guajira – Proyectos por Endeudamiento		11.000.000.000			11.000.000.000
	- 007 Rehabilitación del sistema de agua potable a nivel nacional – Proyectos por Endeudamiento		16.662.500.000			16.662.500.000
	- 012 Rehabilitación sistemas agua potable y saneamiento (Sucre, Cojedes, Anzoátegui y Aragua) – Proyectos por Endeudamiento		15.000.000.000			15.000.000.000
	- 017 Programa de saneamiento ambiental aguas y cloacas – Proyectos por Endeudamiento		20.000.000.000			20.000.000.000
	Resto de Fuentes de Financiamiento	4.900.000.000				4.900.000.000
	TOTAL	**4.900.000.000**	**139.116.500.000**			**144.016.500.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.900.000.000	139.116.500.000			144.016.500.000
4.07.03.00.00	Transferencias y donaciones de capital internas	4.900.000.000	139.116.500.000			144.016.500.000
4.07.03.03.00	Transferencias de capital internas al sector público	4.900.000.000	139.116.500.000			144.016.500.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	4.900.000.000	139.116.500.000			144.016.500.000
4.07.03.03.05	- A0606 C.A. Hidrológica de Venezuela (HIDROVEN)	4.900.000.000	139.116.500.000			144.016.500.000

PROYECTO: Plan de prevención de incendios forestales en el Estado Delta Amacuro
UNIDAD DE MEDIDA: Hectárea
CANTIDAD 12
ASIGNACIÓN PRESUPUESTARIA: 56.000.000
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social.
OBJETIVOS ESPECIFICOS: Prevención y extinción de incendios forestales en el Estado Delta Amacuro
RESULTADO: Áreas recuperadas por la prevención y extinción de incendios forestas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.000.000				20.000.000
4.03	Servicios no personales	28.000.000				28.000.000
4.04	Activos reales	8.000.000				8.000.000
	TOTAL	56.000.000				56.000.000

PROYECTO:	Manejo sustentable de las cuencas en el Estado Táchira
UNIDAD DE MEDIDA:	Cuenca conservada
CANTIDAD	3
ASIGNACIÓN PRESUPUESTARIA:	410.973.073
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Determinar la problemática ambiental de las cuencas altas del Estado y realizar acciones de conservación en tres cuencas : río Pereño, río Grita y río Escalante
RESULTADO:	Conservación de las cuencas productoras en el Estado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	286.522.319				286.522.319
4.02	Materiales, suministros y mercancías	49.780.302				49.780.302
4.03	Servicios no personales	74.670.452				74.670.452
	TOTAL	410.973.073				410.973.073

PROYECTO:	Mantenimiento y manejo de la red metereológica del Estado Portuguesa
UNIDAD DE MEDIDA:	Informe
CANTIDAD	12
ASIGNACIÓN PRESUPUESTARIA:	37.844.727
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Gestión ambiental comunitaria
OBJETIVOS ESPECIFICOS:	Generar, recopilar, sistematizar y divulgar la información básica de hidrología y meteorología
RESULTADO:	Generación de información básica con el recurso agua requerida para implementar los planes agrícolas, económicos, sociales y ambientales. Pronóstico sobre fenómenos naturales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	19.000.000				19.000.000
4.03	Servicios no personales	8.844.727				8.844.727
4.04	Activos reales	10.000.000				10.000.000
	TOTAL	37.844.727				37.844.727

PROYECTO:	Plan de manejo integral de cuencas hidrográficas a nivel nacional primera fase
UNIDAD DE MEDIDA:	Cuenca conservada
CANTIDAD	2
ASIGNACIÓN PRESUPUESTARIA:	513.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Agua potable y agua servida
OBJETIVOS ESPECIFICOS:	Conservar integralmente las cuencas, a fin de contribuir al desarrollo socioeconómico de los sectores en estudio, satisfaciendo en calidad y cantidad la demanda del recurso hídrico
RESULTADO:	Plan de manejo en una primera fase actualizado, con información físico cultural de las cuencas en estudio de los ríos Maticora y Masparro

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	513.000.000				513.000.000
	TOTAL	513.000.000				513.000.000

PROYECTO:	Aprovechamiento racional de los psitacidos en el Estado Delta Amacuro
UNIDAD DE MEDIDA:	Unidad
CANTIDAD	20.000
ASIGNACIÓN PRESUPUESTARIA:	89.502.530
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Aprovechar racionalmente los psitacidos
RESULTADO:	Conservar la especie para el disfrute de la comunidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	14.051.265				14.051.265
4.02	Materiales, suministros y mercancías	18.051.265				18.051.265
4.03	Servicios no personales	25.000.000				25.000.000
4.04	Activos reales	32.400.000				32.400.000
	TOTAL	89.502.530				89.502.530

PROYECTO:	Prevención de inundaciones en los Estados Falcón, Yaracuy y Miranda
UNIDAD DE MEDIDA:	Persona beneficiada
CANTIDAD	6.000
ASIGNACIÓN PRESUPUESTARIA:	2.200.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Agua potable y agua servida
OBJETIVOS ESPECIFICOS:	Contribuir a reducir la vulnerabilidad de los habitantes asentados en las cuencas objeto del proyecto, frente a las inundaciones provocadas por eventos climáticos extremos.
RESULTADO:	Contar con un sistema de alerta temprano para minimizar los efectos negativos de las inundaciones a los habitantes asentados en las cercanías de los ríos Aroa, Tocuyo y Yaracuy.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	537.600.000				537.600.000
4.03	Servicios no personales	1.350.386.000				1.350.386.000
4.04	Activos reales	312.014.000				312.014.000
	TOTAL	**2.200.000.000**				**2.200.000.000**

PROYECTO:	Desarrollo para la participación comunitaria para la gestión ambiental compartida rural en el Estado Mérida
UNIDAD DE MEDIDA:	Comunidad
CANTIDAD	3
ASIGNACIÓN PRESUPUESTARIA:	154.244.160
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Optimizar la gestión ambiental acorde con el nuevo modelo del país
OBJETIVOS ESPECIFICOS:	Fortalecimiento institucional en conjunto con una visión compartida de desarrollo y participación ciudadana en la gestión ambiental compartida
RESULTADO:	La organización y participación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	92.714.612				92.714.612
4.02	Materiales, suministros y mercancías	42.600.198				42.600.198
4.03	Servicios no personales	18.190.790				18.190.790
4.04	Activos reales	738.560				738.560
	TOTAL	**154.244.160**				**154.244.160**

PROYECTO:	Plan de vigilancia y control en el Estado Táchira
UNIDAD DE MEDIDA:	Municipio
CANTIDAD	29
ASIGNACIÓN PRESUPUESTARIA:	444.038.327
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Proteger y conservar la diversidad biológica y recursos naturales a través de circuitos integrales de vigilancia y control , prevención y extinción incendios forestales y ordenación del territorio
RESULTADO:	Conservar la diversidad biológica y los recursos naturales aplicando planes de prevención y extinción de incendios forestales, circuitos integrales de vigilancia y control, plan de ordenación del territorio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	230.038.328				230.038.328
4.02	Materiales, suministros y mercancías	104.539.999				104.539.999
4.03	Servicios no personales	109.460.000				109.460.000
	TOTAL	444.038.327				444.038.327

PROYECTO:	Desarrollo de la red nacional de centros de documentación ambiental.
UNIDAD DE MEDIDA:	Centro bibliográfico
CANTIDAD	23
ASIGNACIÓN PRESUPUESTARIA:	295.673.259
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Articular y optimizar la nueva estrategia comunicacional.
OBJETIVOS ESPECIFICOS:	Acondicionamiento del 10% de los Centros; Capacitar al 100% de los bibliotecarios; actualizar la base de datos del CEDIAMB y elaborar el proyecto de creación de la Red Nacional de Centros de Documentación Ambiental del MARN.
RESULTADO:	Centros de Documentación con personal y servicios de calidad, para atender a todos los ciudadanos que acudan en solicitud de información ambiental.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	101.673.259				101.673.259
4.02	Materiales, suministros y mercancías	33.000.000				33.000.000
4.03	Servicios no personales	141.000.000				141.000.000
4.04	Activos reales	20.000.000				20.000.000
	TOTAL	295.673.259				295.673.259

PROYECTO:	Transferencia para financiar los proyectos de la Fundación Parques Zoológicos y Acuarios
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	60.000.000
ASIGNACIÓN PRESUPUESTARIA:	60.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Modernización de los zoológicos hacia su transformación en centros de conservación ex situ de la fauna silvestre
RESULTADO:	Un complejo de instalaciones conformado por centro de rehabilitación del manati y centro de reproducción de aves

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	60.000.000				60.000.000
	TOTAL	60.000.000				60.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	60.000.000				60.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	60.000.000				60.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	60.000.000				60.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	60.000.000				60.000.000
4.07.01.03.02	- A0354 Fundación Nacional de Parques Zoológicos y Acuarios	60.000.000				60.000.000

PROYECTO:	Fortalecimiento de la gestión autorizatoria en el Estado Portuguesa
UNIDAD DE MEDIDA:	Autorización
CANTIDAD	658
ASIGNACIÓN PRESUPUESTARIA:	200.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Gestión ambiental comunitaria
OBJETIVOS ESPECIFICOS:	Regularizar el uso y/o aprovechamiento de los recursos naturales y de las actividades susceptibles de degradar el ambiente
RESULTADO:	Autorizaciones para el uso y/o aprovechamiento de los recursos naturales y actividades susceptibles de degradar el ambiente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	65.000.000				65.000.000
4.03	Servicios no personales	45.000.000				45.000.000
4.04	Activos reales	90.000.000				90.000.000
	TOTAL	200.000.000				200.000.000

PROYECTO:	Mantenimiento y manejo de la red metereológica del Estado Amazonas
UNIDAD DE MEDIDA:	Estación
CANTIDAD	17
ASIGNACIÓN PRESUPUESTARIA:	43.029.907
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Conservar y manejar las cuencas hidrográficas del recurso hídrico para garantizar su calidad y disponibilidad
OBJETIVOS ESPECIFICOS:	Garantizar información hidroclimática confiable veraz y oportuna en el Estado Amazonas
RESULTADO:	Reportes hidrometereológicos confiables

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	20.000.000				20.000.000
4.03	Servicios no personales	17.029.907				17.029.907
4.04	Activos reales	6.000.000				6.000.000
	TOTAL	43.029.907				43.029.907

PROYECTO:	Actualización del Plan Nacional del Recurso Hídrico
UNIDAD DE MEDIDA:	Documento técnico
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	313.008.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Agua potable /agua servida
OBJETIVOS ESPECIFICOS:	Contar con un documento técnico de referencia nacional que recopile el estado o situación del recurso hídrico actual y potencial, a los fines de identificar las obras hidráulicas a ser ejecutadas en las cuencas.
RESULTADO:	Elaborar en su totalidad un documento técnico de referencia nacional, sobre la situación y prospectiva de los recursos hídricos del país.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	79.508.000				79.508.000
4.03	Servicios no personales	233.500.000				233.500.000
	TOTAL	313.008.000				313.008.000

PROYECTO:	Modernización del herbario regional TFAV Estado Amazonas
UNIDAD DE MEDIDA:	Acción
CANTIDAD	98.000
ASIGNACIÓN PRESUPUESTARIA:	83.829.128
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Apoyo a la instrumentación de las líneas estratégicas del desarrollo.
OBJETIVOS ESPECIFICOS:	Fortalecer la capacidad operativa del herbario regional TFAV
RESULTADO:	Información botánica veraz disponible oportunamente a los usuarios en general

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	8.966.381				8.966.381
4.03	Servicios no personales	32.845.406				32.845.406
4.04	Activos reales	42.017.341				42.017.341
	TOTAL	83.829.128				83.829.128

PROYECTO:	Fortalecimiento de la gestión autorizatoria en el Estado Amazonas
UNIDAD DE MEDIDA:	Acto administrativo
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	40.804.221
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Insertar la variable ambiental como instrumento de desarrollo
OBJETIVOS ESPECIFICOS:	Contar con una gestión de carácter autorizatoria ágil, transparente y eficaz
RESULTADO:	Sistematización de la tramitación de solicitudes de permisos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	8.418.949				8.418.949
4.03	Servicios no personales	21.256.848				21.256.848
4.04	Activos reales	11.128.424				11.128.424
	TOTAL	**40.804.221**				**40.804.221**

PROYECTO:	Aprobación e implementación del plan de ordenación del territorio del Estado Amazonas
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	25.966.322
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Propiciar la conservación del ambiente y de los recursos naturales y promover su uso sustentable como instrumento de desarrollo
OBJETIVOS ESPECIFICOS:	Desarrollar una estrategia de ordenamiento territorial que incorpore las necesidades expresadas por la población del Estado Amazonas
RESULTADO:	Plan de ordenación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	11.966.322				11.966.322
4.03	Servicios no personales	14.000.000				14.000.000
	TOTAL	25.966.322				25.966.322

PROYECTO:	Fortalecimiento de la gestión autorizatoria para el aprovechamiento de los recursos naturales en el Estado Trujillo
UNIDAD DE MEDIDA:	Autorización
CANTIDAD	200
ASIGNACIÓN PRESUPUESTARIA:	255.276.012
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Fortalecimiento de la gestión autorizatoria
RESULTADO:	Agilizar el tiempo por trámite autorizatorio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	72.000.000				72.000.000
4.02	Materiales, suministros y mercancías	78.000.000				78.000.000
4.03	Servicios no personales	105.276.012				105.276.012
	TOTAL	255.276.012				255.276.012

PROYECTO:	Operación y mantenimiento de la red hidrometeorológica del Estado Lara
UNIDAD DE MEDIDA:	Información
CANTIDAD	1.392
ASIGNACIÓN PRESUPUESTARIA:	72.895.000
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción de nuevos modelos productivos rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Generación de información básica hidrometereológica
RESULTADO:	Información hidrometereológica procesada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	35.865.666				35.865.666
4.03	Servicios no personales	29.573.194				29.573.194
4.04	Activos reales	7.456.140				7.456.140
	TOTAL	72.895.000				72.895.000

PROYECTO:	Fortalecimiento del centro de documentación. (sala pedagógica Expedito Cortés).
UNIDAD DE MEDIDA:	Usuario
CANTIDAD	2.000
ASIGNACIÓN PRESUPUESTARIA:	125.853.634
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Estrategias comunicacional - gestión ambiental comunitaria
OBJETIVOS ESPECIFICOS:	Facilitar acceso sistemático y divulgación de información ambiental.
RESULTADO:	Centro de documentación automatizado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	13.161.326				13.161.326
4.02	Materiales, suministros y mercancías	11.345.000				11.345.000
4.03	Servicios no personales	26.437.000				26.437.000
4.04	Activos reales	74.910.308				74.910.308
	TOTAL	**125.853.634**				**125.853.634**

PROYECTO:	Gestión comunitaria para la asistencia de bosques en el Estado Lara
UNIDAD DE MEDIDA:	Hectárea
CANTIDAD	148.649.240
ASIGNACIÓN PRESUPUESTARIA:	148.649.240
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico.
OBJETIVOS ESPECIFICOS:	Promover la conservación ambiental, mediante proyectos ambientales y forestales con participación comunitaria.
RESULTADO:	Asistencia técnica a las comunidades para presentar proyectos y recuperación ambiental

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	24.598.940				24.598.940
4.03	Servicios no personales	35.750.300				35.750.300
4.04	Activos reales	88.300.000				88.300.000
	TOTAL	**148.649.240**				**148.649.240**

PROYECTO:	Desarrollo de la participación comunitaria para la gestión ambiental en el área rural y urbana en el Estado Amazonas
UNIDAD DE MEDIDA:	Comunidad
CANTIDAD	6
ASIGNACIÓN PRESUPUESTARIA:	20.273.059
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Promover la participación de los actores del desarrollo nacional en la gestión ambiental.
OBJETIVOS ESPECIFICOS:	Promover espacios y capacidades para potencias la participación comunitaria en la gestión ambiental.
RESULTADO:	Comunidades empoderadas en gestión ambiental

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	10.773.059				10.773.059
4.03	Servicios no personales	9.500.000				9.500.000
	TOTAL	**20.273.059**				**20.273.059**

PROYECTO:	Manejo sustentable de las cuencas del Estado Lara
UNIDAD DE MEDIDA:	Hectárea
CANTIDAD	100
ASIGNACIÓN PRESUPUESTARIA:	112.509.426
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Agua potable, agua servida
RESULTADO:	Áreas de suelos recuperadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	7.000.000				7.000.000
4.03	Servicios no personales	105.509.426				105.509.426
	TOTAL	112.509.426				112.509.426

PROYECTO:	Aprovechamiento sustentable en áreas de régimen ordinario en el Municipio Atures del Estado Amazonas
UNIDAD DE MEDIDA:	Permiso
CANTIDAD	150
ASIGNACIÓN PRESUPUESTARIA:	35.610.955
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Propiciar la conservación del ambiente y de los recursos naturales
OBJETIVOS ESPECIFICOS:	Lograr el uso racional de los recursos del bosque
RESULTADO:	Control y regulación del aprovechamiento

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	5.300.000				5.300.000
4.03	Servicios no personales	19.710.955				19.710.955
4.04	Activos reales	10.600.000				10.600.000
	TOTAL	**35.610.955**				**35.610.955**

PROYECTO:	Demarcación del hábitat y tierras de pueblos indígenas del Estado Amazonas
UNIDAD DE MEDIDA:	Expediente
CANTIDAD	19
ASIGNACIÓN PRESUPUESTARIA:	114.993.715
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Ordenación del territorio
OBJETIVOS ESPECIFICOS:	Fortalecer la capacidad operativa de la comisión interinstitucional regional de demarcación de tierras del Estado Amazonas
RESULTADO:	Aumentar la convalidación de los expedientes por la comisión de demarcación de tierras indígenas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	9.273.687				9.273.687
4.03	Servicios no personales	49.489.102				49.489.102
4.04	Activos reales	56.230.926				56.230.926
	TOTAL	114.993.715				114.993.715

PROYECTO:	Fortalecimiento del tema ambiental en la educación formal en el Estado Amazonas
UNIDAD DE MEDIDA:	Alumno
CANTIDAD	20.000
ASIGNACIÓN PRESUPUESTARIA:	22.256.849
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Insertar la variable ambiental como instrumento de desarrollo
OBJETIVOS ESPECIFICOS:	Consolidar la educación ambiental en los programas de educación formal
RESULTADO:	Formación ambiental de la población escolarizada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	12.756.849				12.756.849
4.03	Servicios no personales	5.000.000				5.000.000
4.04	Activos reales	4.500.000				4.500.000
	TOTAL	22.256.849				22.256.849

PROYECTO: Transferencia para los proyectos de C.A. HIDROCAPITAL
UNIDAD DE MEDIDA: Bolívares
CANTIDAD 10.575.000.000
ASIGNACIÓN PRESUPUESTARIA: 10.575.000.000
AREA ESTRATEGICA: Equilibrio territorial
OBJETIVO ESTRATEGICO: Agua potable y aguas servidas
OBJETIVOS ESPECIFICOS: Aumentar y mejorar la cobertura de agua potable
RESULTADO: Aumento de la cobertura disponiendo el servicio de agua potable a 34.462 habitantes más que en el 2005

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	900.000.000	9.675.000.000			10.575.000.000
	- 003 Ampliación de acueductos y cloacas del Estado Miranda – Proyectos por Endeudamiento		9.675.000.000			9.675.000.000
	Resto de Fuentes de Financiamiento	900.000.000				900.000.000
	TOTAL	900.000.000	9.675.000.000			10.575.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	900.000.000	9.675.000.000			10.575.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	900.000.000	9.675.000.000			10.575.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	900.000.000	9.675.000.000			10.575.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	900.000.000	9.675.000.000			10.575.000.000
4.07.03.03.05	- A0609 C.A. Hidrológica de la Región Capital (HIDROCAPITAL)	900.000.000	9.675.000.000			10.575.000.000

PROYECTO:	Establecimiento de plantaciones agroforestales en el Estado Amazonas
UNIDAD DE MEDIDA:	Hectárea
CANTIDAD	10
ASIGNACIÓN PRESUPUESTARIA:	44.985.555
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Conservar y manejar las cuencas hidrográficas para garantizar su calidad y disponibilidad
OBJETIVOS ESPECIFICOS:	Establecer la repoblación forestal para la protección y producción sustentable
RESULTADO:	Plantación productiva sustentable

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	26.000.000				26.000.000
4.03	Servicios no personales	14.985.555				14.985.555
4.04	Activos reales	4.000.000				4.000.000
	TOTAL	**44.985.555**				**44.985.555**

PROYECTO: Fortalecimiento del tema ambiental en la educación formal en el Estado Apure
UNIDAD DE MEDIDA: Informe técnico
CANTIDAD 80
ASIGNACIÓN PRESUPUESTARIA: 12.826.667
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular
OBJETIVOS ESPECIFICOS: Alcanzar la justicia social
RESULTADO: Realizar reuniones de coordinación inter-intra institucional con miras a mejorar la gestión ambiental.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	5.243.334				5.243.334
4.03	Servicios no personales	3.333.333				3.333.333
4.04	Activos reales	4.250.000				4.250.000
	TOTAL	12.826.667				12.826.667

PROYECTO:	Fortalecimiento de capacidades en la gestión ambiental compartidas para el desarrollo de la economía popular en el Estado Apure.
UNIDAD DE MEDIDA:	Comunidad
CANTIDAD	80
ASIGNACIÓN PRESUPUESTARIA:	38.300.667
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Gestión ambiental comunitaria
OBJETIVOS ESPECIFICOS:	Alcanzar la justicia social
RESULTADO:	Realizar reuniones de coordinación inter-intra institucional con miras a mejorar la gestión ambiental.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	16.917.334				16.917.334
4.03	Servicios no personales	9.933.333				9.933.333
4.04	Activos reales	11.450.000				11.450.000
	TOTAL	38.300.667				38.300.667

PROYECTO:	Desarrollo de la participación comunitaria compartidas en las áreas urbanas y rurales en el Estado Apure.
UNIDAD DE MEDIDA:	Asesoría
CANTIDAD	80
ASIGNACIÓN PRESUPUESTARIA:	12.826.666
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Gestión ambiental comunitaria
OBJETIVOS ESPECIFICOS:	Alcanzar la justicia social
RESULTADO:	Realizar reuniones de coordinación inter-institucional con miras a mejorar la gestión ambiental comunitaria.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	5.240.000				5.240.000
4.03	Servicios no personales	3.300.000				3.300.000
4.04	Activos reales	4.286.666				4.286.666
	TOTAL	**12.826.666**				**12.826.666**

PROYECTO:	Fortalecimiento de la gestión autorizatoria en el Estado Apure
UNIDAD DE MEDIDA:	Fiscalización
CANTIDAD	60
ASIGNACIÓN PRESUPUESTARIA:	39.960.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular.
OBJETIVOS ESPECIFICOS:	Alcanzar un crecimiento económico, sostenido y aumentar las actividades productivas en la población en áreas de desconcentración.
RESULTADO:	Control de las actividades que deterioren el ambiente natural.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	11.170.000				11.170.000
4.03	Servicios no personales	20.590.000				20.590.000
4.04	Activos reales	8.200.000				8.200.000
	TOTAL	39.960.000				39.960.000

PROYECTO:	Actualización o elaboración del plan de ordenación del territorio del Estado Apure
UNIDAD DE MEDIDA:	Plan
CANTIDAD	4
ASIGNACIÓN PRESUPUESTARIA:	28.974.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Ordenamiento territorial
OBJETIVOS ESPECIFICOS:	Ocupar y consolidar territorio
RESULTADO:	Plan de ordenación del territorio del Estado Apure

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	12.379.000				12.379.000
4.03	Servicios no personales	9.395.000				9.395.000
4.04	Activos reales	7.200.000				7.200.000
	TOTAL	28.974.000				28.974.000

PROYECTO:	Plan de vigilancia y control ambiental en el Estado Apure
UNIDAD DE MEDIDA:	Asesoría/ análisis /expediente
CANTIDAD	50
ASIGNACIÓN PRESUPUESTARIA:	88.906.521
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular
OBJETIVOS ESPECIFICOS:	Ocupar y consolidar el territorio
RESULTADO:	Integrar a las comunidades organizadas para las labores de prevención y conservación ambiental en todo el Estado Apure

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	41.256.521				41.256.521
4.02	Materiales, suministros y mercancías	14.250.000				14.250.000
4.03	Servicios no personales	21.700.000				21.700.000
4.04	Activos reales	11.700.000				11.700.000
	TOTAL	88.906.521				88.906.521

PROYECTO:	Manejo sustentable de las cuencas del Estado Apure
UNIDAD DE MEDIDA:	Informe / reporte
CANTIDAD	36
ASIGNACIÓN PRESUPUESTARIA:	92.414.796
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico.
OBJETIVOS ESPECIFICOS:	Reducir el aprovechamiento del recurso agua sin autorización MARN-Apure.
RESULTADO:	Talleres de capacitación, levantamiento topográfico del campo y registro de actualización de los usuarios del recurso agua.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	56.264.796				56.264.796
4.03	Servicios no personales	23.050.000				23.050.000
4.04	Activos reales	13.100.000				13.100.000
	TOTAL	92.414.796				92.414.796

PROYECTO:	Plan de protección de especies (vegetal y animal) y/o en peligro de extinción en el Estado apure
UNIDAD DE MEDIDA:	Inspección y fiscalización
CANTIDAD	88
ASIGNACIÓN PRESUPUESTARIA:	66.902.000
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Avanzar aceleradamente en la construcción del nuevo modelo democrático y participación popular
OBJETIVOS ESPECIFICOS:	Desarrollar la economía productiva y alcanzar la economia social
RESULTADO:	Aumento de los usuario formales de afectación de los recursos naturales en general y que la misma incidirian en la disminución de los delitos ambientales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	28.202.000				28.202.000
4.03	Servicios no personales	35.000.000				35.000.000
4.04	Activos reales	3.700.000				3.700.000
	TOTAL	66.902.000				66.902.000

PROYECTO:	Control de la calidad de las aguas, suelos y aire en el Estado Apure
UNIDAD DE MEDIDA:	Abastecimiento
CANTIDAD	400
ASIGNACIÓN PRESUPUESTARIA:	25.473.999
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular
OBJETIVOS ESPECIFICOS:	Desarrollar la economía productiva
RESULTADO:	La caracterización estacional de cincuenta (50) puntos de aguas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	11.673.999				11.673.999
4.03	Servicios no personales	6.600.000				6.600.000
4.04	Activos reales	7.200.000				7.200.000
	TOTAL	25.473.999				25.473.999

PROYECTO:	Apoyo técnico para el desarrollo de la economía popular (cooperativas del Estado Apure)
UNIDAD DE MEDIDA:	Informe técnico
CANTIDAD	200
ASIGNACIÓN PRESUPUESTARIA:	72.341.219
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Avanzar aceleradamente en la construcción del nuevo modelo democrático y participación popular
OBJETIVOS ESPECIFICOS:	Desarrollar la economía productiva
RESULTADO:	Insertar la variable ambiental en actividades y proyectos realizados en cooperativas de producción y servicios.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	30.000.000				30.000.000
4.03	Servicios no personales	30.000.000				30.000.000
4.04	Activos reales	12.341.219				12.341.219
	TOTAL	72.341.219				72.341.219

PROYECTO:	Actualización o elaboración del plan de ordenación del territorio del Estado Trujillo
UNIDAD DE MEDIDA:	Documento
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	135.843.338
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Revisión y modificación del POTET
RESULTADO:	Uso racional del territorio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	70.889.157				70.889.157
4.03	Servicios no personales	64.954.181				64.954.181
	TOTAL	**135.843.338**				**135.843.338**

PROYECTO:	Transferencia para financiar los proyectos de la Compañia Nacional de Reforestación
UNIDAD DE MEDIDA:	Bolivares
CANTIDAD	1.108.100.000
ASIGNACIÓN PRESUPUESTARIA:	1.108.100.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Promover, diseñar, ejecutar y supervisar plantaciones forestales, incluyendo actividades de investigación y conservación de los recursos naturales
OBJETIVOS ESPECIFICOS:	Producir y comercializar bienes y servicios forestales
RESULTADO:	Producción de viveros y plantaciones

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.108.100.000				1.108.100.000
	TOTAL	**1.108.100.000**				**1.108.100.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.108.100.000				1.108.100.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.108.100.000				1.108.100.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.108.100.000				1.108.100.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	1.108.100.000				1.108.100.000
4.07.01.03.07	- A0639 Compañía Nacional de Reforestación (CONARE)	1.108.100.000				1.108.100.000

PROYECTO:	Transferencias para financiar los proyectos de la C.A. Hidrológica de la Región Suroeste
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	1.300.000.000
ASIGNACIÓN PRESUPUESTARIA:	1.300.000.000
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Desarrollar y mejorar la prestación del servicio de agua potable y aguas servidas a las comunidades del Estado Táchira, y el Municipio Ezequiel Zamora del Estado Barinas
OBJETIVOS ESPECIFICOS:	Población servida en acueductos rurales y urbanos
RESULTADO:	Población atendida, agua facturada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.300.000.000				1.300.000.000
	TOTAL	**1.300.000.000**				**1.300.000.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.300.000.000				1.300.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	1.300.000.000				1.300.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	1.300.000.000				1.300.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	1.300.000.000				1.300.000.000
4.07.03.03.05	- A0613 C.A. Hidrológica de la Región Suroeste (HIDROSUROESTE)|	1.300.000.000				1.300.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	131.462.642.460				131.462.642.460
4.03	Servicios no personales	3.477.210.843				3.477.210.843
	TOTAL	134.939.853.303				134.939.853.303

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	4.249.561.302				4.249.561.302
4.03	Servicios no personales	17.830.724.038				17.830.724.038
4.04	Activos reales	3.092.789.056				3.092.789.056
4.07	Transferencias y donaciones	82.436.854.627				82.436.854.627
4.11	Disminución de pasivos	5.000.000.000				5.000.000.000
	TOTAL	112.609.929.023				112.609.929.023

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	82.206.900.877				82.206.900.877
4.07.01.00.00	Transferencias y donaciones corrientes internas	82.206.900.877				82.206.900.877
4.07.01.03.00	Transferencias corrientes internas al sector público	82.206.900.877				82.206.900.877
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	76.104.268.826				76.104.268.826
4.07.01.03.02	- A0052 Instituto Nacional de Parques (INPARQUES)	13.800.000.000				13.800.000.000
4.07.01.03.02	- A0064 Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)	3.668.000.000				3.668.000.000
4.07.01.03.02	- A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y de los Recursos Naturales (SAMARN)	56.078.534.826				56.078.534.826
4.07.01.03.02	- A0083 Universidad de Los Andes (ULA)	10.000.000				10.000.000
4.07.01.03.02	- A0103 Instituto Forestal Latinoamericano	80.434.000				80.434.000
4.07.01.03.02	- A0107 Autoridad Unica de área Parque Nacional Archipiélago Los Roques	200.000.000				200.000.000
4.07.01.03.02	- A0200 Centro Interamericano de Desarrollo e Investigación Ambiental y Territorial (CIDIAT)	267.300.000				267.300.000
4.07.01.03.02	- A0343 Fundación Laboratorio Nacional de Hidráulica	200.000.000				200.000.000
4.07.01.03.02	- A0909 Instituto Geográfico de Venezuela "Simón Bolívar"	1.800.000.000				1.800.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	6.002.632.051				6.002.632.051
4.07.01.03.07	- A0606 C.A. Hidrológica de Venezuela (HIDROVEN)	2.500.000.000				2.500.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.01.03.07	- A0611 C.A. Hidrológica del Caribe (HIDROCARIBE)	850.000.000				850.000.000
4.07.01.03.07	- A0615 C.A. Hidrológica Páez (HIDROPAEZ)	222.632.051				222.632.051
4.07.01.03.07	- A0616 C.A. Hidrológica de los Llanos (HIDROLLANOS)	800.000.000				800.000.000
4.07.01.03.07	- A0619 C.A. Hidrológica del Lago de Maracaibo (HIDROLAGO)	400.000.000				400.000.000
4.07.01.03.07	- A0622 C.A. Hidrológica del Centro (HIDROCENTRO)	500.000.000				500.000.000
4.07.01.03.07	- A0639 Compañía Nacional de Reforestación (CONARE)	450.000.000				450.000.000
4.07.01.03.07	- A0696 Empresa Regional Sistema Hidráulico Trujillano, S.A.	200.000.000				200.000.000
4.07.01.03.07	- A0697 Empresa Regional Desarrollos Hidráulicos Cojedes, C.A.	80.000.000				80.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	100.000.000				100.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	100.000.000				100.000.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	100.000.000				100.000.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	100.000.000				100.000.000
4.07.01.01.99	- S1498 Asociación Civil Bienestar y Ambiente (ABAM)	100.000.000				100.000.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	229.953.750				229.953.750
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	229.953.750				229.953.750
4.07.02.01.00	Transferencias corrientes al exterior	229.953.750				229.953.750
4.07.02.01.04	Transferencias corrientes a organismos internacionales	229.953.750				229.953.750
4.07.02.01.04	- I0079 Organización de las Naciones Unidas para la Agricultura y la Alimentación (FAO).	229.953.750				229.953.750

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	22.112.637.201				22.112.637.201
	TOTAL	22.112.637.201				22.112.637.201

Tribunal Supremo
De Justicia

TRIBUNAL SUPREMO DE JUSTICIA

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Poder Judicial venezolano constituye uno de los pilares fundamentales para el fortalecimiento de la democracia y por ende de la garantía y protección de los derechos de los ciudadanos. Con miras a consolidar este Poder, la Dirección Ejecutiva de la Magistratura (DEM) en el marco del Plan Estratégico Institucional, se ha planteado un conjunto de políticas, orientadas a fortalecer el recurso humano, optimizar los procesos administrativos, incorporar nuevas tecnologías, adecuar la infraestructura de las dependencias judiciales y desarrollar una cultura organizacional acorde con las exigencias del usuario del Servicio de Administración de Justicia en Venezuela.

En este sentido, se plantean para el ejercicio fiscal 2006, las siguientes políticas presupuestarias:

- Provisión parcial de bienes y servicios a las Dependencias Judiciales en el ámbito nacional
- Inspección y vigilancia de los Tribunales de la República, así como la evaluación y concursos de jueces para optar a la titularidad de los cargos, en algunas regiones del país.
- Modernización y desarrollo de las circunscripciones judiciales, mediante la continuidad de los siguientes proyectos:
    - Creación de Ciudades Judiciales.
    - Implementación del Sistema Integrado de Gestión, Decisión y Documentación Juris 2000, en algunas dependencias judiciales.
    - Reorganización de algunas Circunscripciones Judiciales.
- Adecuación de la Defensa Pública a nivel Nacional, conforme a lo establecido en la Constitución de la República Bolivariana de Venezuela.

Adicionalmente, para el ejercicio fiscal 2006 se contempló los recursos presupuestarios destinados a atender los siguientes gastos:

- Gastos de personal judicial, administrativo y obreros.
- Pensiones y jubilaciones, así como, la asistencia social a dicho personal.

Finalmente, se prevé los recursos necesarios para atender parcialmente las obligaciones por concepto de contratos de arrendamiento, servicios básicos (luz, teléfono, agua y comunicaciones) y mantenimiento (servicios de limpieza, mantenimiento ascensores, aire acondicionado, equipos médicos, condominio, entre otros).

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
210007000	Apoyo Administrativo a las Dependencias Judiciales a Nivel Estadal	Tribunal	1.058	677.265.509.080			677.265.509.080
210008000	Asesoría, Control, Supervisión y Evaluación de la gestión del Poder Judicial a Nivel Nacional	Circunscripción Judicial y DEM Central	24	26.566.622.203			26.566.622.203
210009000	Creación de Ciudades Judiciales	Ciudad Judicial	10	210.642.133.824			210.642.133.824
210010000	Modernización de las Circunscripciones Judiciales y DEM Central	Dependencia Judicial	25	33.022.620.419			33.022.620.419
210011000	Desarrollo de las Circunscripciones Judiciales a Nivel Nacional	Circuito	24	5.830.285.735			5.830.285.735
210012000	Fortalecimiento de la Defensa Pública	Unidad de Defensa	1	64.548.281.710			64.548.281.710
210013000	Función Judicial	Sentencia	30.000	225.643.475.026			225.643.475.026
210014000	Actualización Tecnológica del Edificio Sede del Máximo Tribunal de la República	Plataforma Tecnológica	1	7.695.912.000			7.695.912.000
210015000	Mejoramiento de la Infraestructura - Proyecto Delta	Edificio	1	6.840.000.000			6.840.000.000
210016000	Construcción del Preescolar para los hijos de los trabajadores del TSJ.	Centro Educativo	1	1.824.000.000			1.824.000.000
210017000	Construcción del Estacionamiento Sur del Edificio Sede del TSJ	Construcción	1	912.000.000			912.000.000
	TOTAL			1.260.790.839.997			1.260.790.839.997

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
210001000	Dirección y Coordinación de los Gastos de los Trabajadores	360.880.569.749			360.880.569.749
210002000	Gestión Administrativa	40.026.015.429			40.026.015.429
210003000	Previsión y Protección Social	229.599.429.425			229.599.429.425
	TOTAL	630.506.014.603			630.506.014.603

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	22.725	406.125.738.749
- Directivo	3.595	173.933.531.465
- Profesional y Técnico	4.455	82.284.185.543
- Personal Administrativo	13.354	140.430.260.707
- Obrero	1.321	9.477.761.034
Personal Contratado	4.052	54.376.783.588
- Profesional y Técnico	3.731	52.406.430.611
- Obrero	321	1.970.352.977
TOTAL	26.777	460.502.522.337

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	1.162.033.409.514			1.162.033.409.514
4.02	Materiales, Suministros y Mercancías	49.817.355.912			49.817.355.912
4.03	Servicios no Personales	155.053.812.929			155.053.812.929
4.04	Activos Reales	256.415.587.503			256.415.587.503
4.07	Transferencias y Donaciones	267.180.070.047			267.180.070.047
4.11	Disminución de Pasivos	796.618.695			796.618.695
	TOTAL	1.891.296.854.600			1.891.296.854.600

RELACION DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	840.000.000			840.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	840.000.000			840.000.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	840.000.000			840.000.000
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	840.000.000			840.000.000
	- S0008 Fundación Gaceta Forense	420.000.000			420.000.000
	- S1732 Fundación para la Protección a las Víctimas de la Criminalidad Común (FUNDAPROVIC)	420.000.000			420.000.000

PROYECTO:	Apoyo Administrativo a las Dependencias Judiciales a Nivel Estadal
UNIDAD DE MEDIDA:	Tribunal
CANTIDAD	1.058
ASIGNACIÓN PRESUPUESTARIA:	677.265.509.080
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Generar un servicio de administración de justicia transparente, equitativo, justo y oportuno que responda a las necesidades del ciudadano.
OBJETIVOS ESPECIFICOS:	Atender los requerimientos de las dependencias judiciales necesarios para su funcionamiento
RESULTADO:	Requerimiento atendido

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	596.403.210.355				596.403.210.355
4.02	Materiales, Suministros y Mercancías	30.911.974.189				30.911.974.189
4.03	Servicios no Personales	29.570.307.720				29.570.307.720
4.04	Activos Reales	19.798.398.121				19.798.398.121
4.11	Disminución de Pasivos	581.618.695				581.618.695
	TOTAL	677.265.509.080				677.265.509.080

PROYECTO:	Asesoría, Control, Supervisión y Evaluación de la Gestión del Poder Judicial a Nivel Nacional
UNIDAD DE MEDIDA:	Circunscripción Judicial y DEM Central
CANTIDAD	24
ASIGNACIÓN PRESUPUESTARIA:	26.566.622.203
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Generar un servicio de administración de justicia transparente, equitativo, justo y oportuno que responda a las necesidades del ciudadano.
OBJETIVOS ESPECIFICOS:	Optimizar los procesos administrativos y judiciales a nivel nacional.
RESULTADO:	Servicio de Administración de Justicia óptimo.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	4.835.298.831				4.835.298.831
4.03	Servicios no Personales	16.329.847.567				16.329.847.567
4.04	Activos Reales	5.386.475.805				5.386.475.805
4.11	Disminución de Pasivos	15.000.000				15.000.000
	TOTAL	26.566.622.203				26.566.622.203

PROYECTO:	Creación de Ciudades Judiciales
UNIDAD DE MEDIDA:	Ciudad Judicial
CANTIDAD	10
ASIGNACIÓN PRESUPUESTARIA:	210.642.133.824
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Generar un servicio de administración de justicia transparente, equitativo, justo y oportuno que responda a las necesidades del ciudadano.
OBJETIVOS ESPECIFICOS:	Consolidar la infraestructura del Poder Judicial
RESULTADO:	Infraestructura adecuada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	25.868.332.224				25.868.332.224
4.04	Activos Reales	184.773.801.600				184.773.801.600
	TOTAL	210.642.133.824				210.642.133.824

PROYECTO: Modernización de las Circunscripciones Judiciales y DEM Central

UNIDAD DE MEDIDA: Dependencia Judicial

CANTIDAD 25

ASIGNACIÓN PRESUPUESTARIA: 33.022.620.419

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Generar un servicio de Administración de Justicia transparente, equitativo, justo y oportuno que responda a las necesidades del ciudadano.

OBJETIVOS ESPECIFICOS: Contar con la modernización tecnológica , infraestructura adecuada y capacitación del personal de las Circunscripciones Judiciales y DEM Central

RESULTADO: Modernización del Poder Judicial

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	606.301.012				606.301.012
4.03	Servicios no Personales	18.485.302.490				18.485.302.490
4.04	Activos Reales	13.931.016.917				13.931.016.917
	TOTAL	33.022.620.419				33.022.620.419

PROYECTO:	Desarrollo de las Circunscripciones Judiciales a Nivel Nacional
UNIDAD DE MEDIDA:	Circuito
CANTIDAD	24
ASIGNACIÓN PRESUPUESTARIA:	5.830.285.735
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Generar un servicio de administración de justicia transparente, equitativo, justo y oportuno que responda a las necesidades del ciudadano.
OBJETIVOS ESPECIFICOS:	Crear y fortalecer los tribunales a nivel nacional
RESULTADO:	Descongestionamiento de los Tribunales a Nivel Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	795.619.717				795.619.717
4.03	Servicios no personales	2.962.220.157				2.962.220.157
4.04	Activos Reales	2.072.445.861				2.072.445.861
	TOTAL	5.830.285.735				5.830.285.735

PROYECTO:	Fortalecimiento de la Defensa Pública
UNIDAD DE MEDIDA:	Unidad de defensa
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	64.548.281.710
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Garantizar el derecho a la defensa gratuita a todos los ciudadanos y/o ciudadanas
OBJETIVOS ESPECIFICOS:	Fortalecer la capacidad técnica, administrativa y operativa de la defensa pública que permita garantizar el derecho a la defensa a todo ciudadano y/o ciudadana y contribuya a una administración de justicia gratuita, imparcial, equitativa, transparente, idonea y expedita.
RESULTADO:	La Defensa Pública funcionando adecuadamente al Servicio de La Ciudadanía

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	41.314.207.807				41.314.207.807
4.02	Materiales, Suministros y Mercancías	2.464.374.253				2.464.374.253
4.03	Servicios no Personales	9.453.994.478				9.453.994.478
4.04	Activos Reales	11.315.705.172				11.315.705.172
	TOTAL	64.548.281.710				64.548.281.710

PROYECTO:	Función judicial
UNIDAD DE MEDIDA:	Sentencia
CANTIDAD	30.000
ASIGNACIÓN PRESUPUESTARIA:	225.643.475.026
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar hacia una mejor Administración de Justicia para el fortalecimiento de la democracia y la garantía y protección de los derechos de los ciudadanos.
OBJETIVOS ESPECIFICOS:	Promulgación de sentencias
RESULTADO:	Optimización de los procesos administrativos e Incrementar y mejorar el acceso a la justicia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	162.977.718.924				162.977.718.924
4.02	Materiales, Suministros y Mercancías	5.178.074.204				5.178.074.204
4.03	Servicios no Personales	13.534.278.506				13.534.278.506
4.04	Activos Reales	6.172.762.770				6.172.762.770
4.07	Transferencias y Donaciones	37.580.640.622				37.580.640.622
4.11	Disminución de Pasivos	200.000.000				200.000.000
	TOTAL	225.643.475.026				225.643.475.026

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	840.000.000				840.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	840.000.000				840.000.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	840.000.000				840.000.000
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	840.000.000				840.000.000
4.07.01.01.73	- S0008 Fundación Gaceta Forense	420.000.000				420.000.000
4.07.01.01.73	- S1732 Fundación para la Protección a las Victimas de la Criminalidad Común (FUNDAPROVIC)	420.000.000				420.000.000

PROYECTO: Actualización tecnológica del edificio sede del máximo Tribunal de la Republica

UNIDAD DE MEDIDA: Plataforma tecnológica

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 7.695.912.000

AREA ESTRATEGICA: Equilibrio social

OBJETIVO ESTRATEGICO: Mejorar el sistema informático interno y difundir las posibilidades de acceso a los servicios de justicia del publico en general

OBJETIVOS ESPECIFICOS: Reingeniería de la plataforma tecnológica, salas de audiencias virtuales, centro de datos alternos, aulas virtuales, rediseño red, redes inalámbricas.

RESULTADO: Nuevos mecanismos para mejorar el funcionamiento y la seguridad del sistema

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	700.000.000				700.000.000
4.03	Servicios no Personales	1.445.112.000				1.445.112.000
4.04	Activos Reales	5.550.800.000				5.550.800.000
	TOTAL	7.695.912.000				7.695.912.000

PROYECTO: Mejoramiento de la Infraestructura - Proyecto Delta

UNIDAD DE MEDIDA: Edificio

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 6.840.000.000

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Desconcentrar el edificio sede del Tribunal Supremo de Justicia debido al incremento significativo de su personal

OBJETIVOS ESPECIFICOS: Remodelación de la estructura, acondicionamiento de los espacios, creación de oficinas y su acondicionamiento.

RESULTADO: Acondicionamiento y remodelación del edificio delta

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	840.000.000				840.000.000
4.02	Materiales, Suministros y Mercancías	500.000.000				500.000.000
4.03	Servicios no Personales	840.000.000				840.000.000
4.04	Activos Reales	4.660.000.000				4.660.000.000
	TOTAL	6.840.000.000				6.840.000.000

PROYECTO:	Construcción de Preescolar para los hijos de los Trabajadores del T.S.J
UNIDAD DE MEDIDA:	Centro educativo
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	1.824.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Construcción de Preescolar
OBJETIVOS ESPECIFICOS:	Construcción, acondicionamiento y puesta en marcha de preescolar
RESULTADO:	Preescolar construido

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	350.000.000				350.000.000
4.03	Servicios no Personales	324.000.000				324.000.000
4.04	Activos Reales	1.150.000.000				1.150.000.000
	TOTAL	**1.824.000.000**				**1.824.000.000**

PROYECTO:	Construcción del Estacionamiento Sur del Edif. Sede del TSJ
UNIDAD DE MEDIDA:	Construcción
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	912.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	El resguardo de los vehículos del publico visitante, durante al permanencia en las Instalaciones del Tribunal Supremo de Justicia
OBJETIVOS ESPECIFICOS:	Construcción del estacionamiento
RESULTADO:	Estacionamiento construido

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	150.000.000				150.000.000
4.03	Servicios no Personales	162.000.000				162.000.000
4.04	Activos Reales	600.000.000				600.000.000
	TOTAL	912.000.000				912.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	360.498.272.428				360.498.272.428
4.03	Servicios no Personales	382.297.321				382.297.321
	TOTAL	360.880.569.749				360.880.569.749

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	3.325.713.706				3.325.713.706
4.03	Servicios no Personales	35.696.120.466				35.696.120.466
4.04	Activos Reales	1.004.181.257				1.004.181.257
	TOTAL	40.026.015.429				40.026.015.429

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	229.599.429.425				229.599.429.425
	TOTAL	229.599.429.425				229.599.429.425

Ministerio Público

MINISTERIO PÚBLICO

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio Público, con el propósito de contribuir al logro de la justicia, la paz social, la preservación del Estado de Derecho y en su rol operativo garantizar el desarrollo de los procesos judiciales con la celeridad y óptima administración de justicia; se propone el cumplimiento de sus objetivos, mediante una política presupuestaria enmarcada en el Plan Estratégico 2001-2007, apuntalando principalmente a los lineamientos siguientes:

- Fortalecer la funcionalidad institucional en las diferentes sedes nacionales, dotándolas de infraestructuras físico espaciales, mobiliario y tecnología, necesarios para la concreción de las metas.
- Mejorar la imagen corporativa en todas las fiscalías de circunscripción nacional.
- Reforzar las capacidades estratégicas y funcionales de actuación institucional, mediante el fortalecimiento operacional, la formación y adiestramiento técnico- jurídica del personal.
- Impulsar el proyecto comunicacional, como herramienta divulgadora y expansiva de la gestión del Ministerio Público.
- Continuar la descongestión de expedientes del antiguo régimen penal, producto del cambio en el ordenamiento jurídico al entrar en vigencia del Código Orgánico Procesal Penal.
- Apoyar el proceso de automatización del organismo, para incrementar las respuestas internas y externas, considerando oportunidad, costo y tiempo en beneficio de todos los involucrados.
- Garantizar los gastos de funcionamiento de las diversas dependencias, en áreas de mantenimiento preventivo y correctivo, servicios básicos, comunicaciones, contratos de alquileres de inmuebles y conservaciones de máquinas, muebles y demás equipos de oficina y alojamiento, equipos de construcción, campo, industria y taller e inmuebles etc.
- Acreditar la ejecución del plan de pensiones y jubilaciones de conformidad con el Estatuto de personal del Ministerio Público.
- Cumplir con los beneficios socioeconómicos establecidos en la convención colectiva de trabajo del personal obrero del Ministerio Público y el beneficio derivado de la Ley Programa de Alimentación, por ajuste en la Unidad Tributaria.
- Perfeccionar la técnica del Presupuesto por Proyectos, derivado del control y seguimiento de los considerados en la fase de formulación.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod.	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Proyecto por Endeudamiento	Otros Ingresos Extraordinarios	
230007000	Mejoramiento de la capacidad de respuesta en los procesos judiciales en el marco del sistema de administración de justicia	Caso Resuelto	7.019.623	150.604.740.440			150.604.740.440
230008000	Fortalecimiento Institucional	Institución Fortalecida	1	78.727.429.000			78.727.429.000
230009000	Apoyo a la Modernización del Ministerio Público	Proyecto	4		8.154.805.950		8.154.805.950
	TOTAL			229.332.169.440	8.154.805.950		237.486.975.390

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
230001000	Dirección y Coordinación de los Gastos de los Trabajadores	228.287.034.423			228.287.034.423
230002000	Gestión Administrativa	4.075.612.805			4.075.612.805
230003000	Previsión y Protección Social	59.854.483.332			59.854.483.332
	TOTAL	292.217.130.560			292.217.130.560

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	6.034	107.467.739.976
- Directivo	145	4.538.549.076
- Profesional y Técnico	2.763	77.762.303.208
- Personal Administrativo	2.274	19.504.509.396
- Personal Docente	19	215.041.740
- Personal Médico	8	71.588.544
- Obrero	825	5.375.748.012
Personal Contratado	438	4.009.855.392
- Profesional y Técnico	428	3.949.849.392
- Obrero	10	60.006.000
TOTAL	6.472	111.477.595.368

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	378.891.774.863			378.891.774.863
4.02	Materiales, Suministros y Mercancías	16.665.040.589			16.665.040.589
4.03	Servicios no Personales	46.301.373.877	8.154.805.950		54.456.179.827
4.04	Activos Reales	19.642.544.339			19.642.544.339
4.07	Transferencias y Donaciones	59.854.483.332			59.854.483.332
4.11	Disminución de Pasivos	194.083.000			194.083.000
	TOTAL	521.549.300.000	8.154.805.950		529.704.105.950

RELACION DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07000000	Transferencias y Donaciones	97.200.000			97.200.000
4.07010000	Transferencias y Donaciones Corrientes Internas	97.200.000			97.200.000
4.07010100	Transferencias Corrientes Internas al Sector Privado	97.200.000			97.200.000
4.07010199	Otras Transferencias Corrientes Internas al Sector Privado	97.200.000			97.200.000
	- S9000 Subsidios Sociales	97.200.000			97.200.000

PROYECTO:	Mejoramiento de la capacidad de respuesta en los procesos judiciales en el marco del sistema de administración de justicia
UNIDAD DE MEDIDA:	Caso Resuelto
CANTIDAD	7.019.623
ASIGNACIÓN PRESUPUESTARIA:	150.604.740.440
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	No Aplica
OBJETIVOS ESPECIFICOS:	• Ejercer las acciones que, en el marco del Sistema de Administración de Justicia, permitan establecer responsabilidades, con el propósito de contribuir al logro de la justicia, la paz social y la preservación del Estado de Derecho. • Continuar con el descongestionamiento de las causas penales iniciadas bajo el derogado Código de Enjuiciamiento Criminal.
RESULTADO:	Incrementar la respuesta del Ministerio Público ante las demandas de la comunidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	150.604.740.440				150.604.740.440
	TOTAL	150.604.740.440				150.604.740.440

PROYECTO:	Fortalecimiento Institucional
UNIDAD DE MEDIDA:	Institución Fortalecida
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	78.727.429.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	No Aplica
OBJETIVOS ESPECIFICOS:	Fortalecer el Sistema de Gestión y Control Interno de la Institución
	Actualizar y capacitar a los Fiscales y demás funcionarios del Ministerio Público en el uso de las herramientas de trabajo que le permitan brindar un servicio cónsono con las exigencias generadas por los cambios tecnológicos, legales y constitucionales.
RESULTADO:	Poner al servicio de la comunidad una Institución moderna y adecuada, permitiendo prestar una mejor atención y rapidez en los procesos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	16.109.637.590				16.109.637.590
4.03	Servicios no Personales	43.488.332.772				43.488.332.772
4.04	Activos Reales	18.935.375.638				18.935.375.638
4.11	Disminución de Pasivos	194.083.000				194.083.000
	TOTAL	**78.727.429.000**				**78.727.429.000**

PROYECTO:	Apoyo a la Modernización del Ministerio Público
UNIDAD DE MEDIDA:	Proyecto
CANTIDAD	4
ASIGNACIÓN PRESUPUESTARIA:	8.154.805.950
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	No aplica

OBJETIVOS ESPECIFICOS:

- Fortalecer el sistema de capacitación y formación presencial y a distancia, para mejorar las acciones de los fiscales en los diferentes ámbitos.
- Realizar los actos conclusivos de los expedientes del antiguo régimen penal que quedaron represados con la entrada en vigencia del Código Orgánico Procesal Penal (COOP).
- Implantar un Sistema Automatizado para el Registro y Seguimiento de casos en todas las Fiscalías del país, dotándolas de la infraestructura informática, requerida para su funcionamiento, así como para su interconexión, de forma tal de compartir los recursos y base de datos de los casos.
- Diseñar, implementar y monitorear una campaña continua de educación e información a través de los medios formales de comunicación sobre el nuevo rol del Ministerio Público.

RESULTADO: Fortalecer institucionalmente al Ministerio Público para que cumpla exitosamente con su función investigativa y de ejercicio de la acción penal en todas las fiscalías del país, tenga mayor presencia a nivel nacional y sea mas accesible a los ciudadanos, todo ello dentro del marco del proceso de reorganización y desconcentración iniciado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales		8.154.805.950			8.154.805.950
	- Modernización del Ministerio Público		8.154.805.950			8.154.805.950
	TOTAL		**8.154.805.950**			**8.154.805.950**

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		Fuente de Financiamiento				Presupuesto 2006
Cód.	Denominación	Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	228.287.034.423				228.287.034.423
4.03	Servicios no Personales	1.518.279.194				1.518.279.194
	TOTAL	229.805.313.617				229.805.313.617

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	555.402.999				555.402.999
4.03	Servicios No Personales	1.294.761.911				1.294.761.911
4.04	Activos Reales	707.168.701				707.168.701
4.07	Transferencias y Donaciones	105.887.000				105.887.000
	TOTAL	2.663.220.611				2.663.220.611

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	59.748.596.332				59.748.596.332
	TOTAL	59.748.596.332				59.748.596.332

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07000000	Transferencias y Donaciones	97.200.000				97.200.000
4.07010000	Transferencias y donaciones corrientes internas	97.200.000				97.200.000
4.07010100	Transferencias corrientes internas al sector privado	97.200.000				97.200000
4.07010199	Otras transferencias corrientes internas al sector privado	97.200.000				97.200.000
4.07010199	- S9000 Subsidios Sociales	97.200.000				97.200.000

Procuraduría General
de la República

PROCURADURÍA GENERAL DE LA REPÚBLICA

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

La Política Presupuestaria de la Procuraduría General de la República se enmarca en concordancia con la misión y visión, que como Institución se ha fijado.

Misión Institucional de la Procuraduría General de la República:

Garantizar la seguridad jurídica de la actuación del Estado, el respeto del ordenamiento jurídico y la existencia, conservación e integridad de los bienes e intereses patrimoniales de la República, mediante la aplicación recta y honorable del conocimiento jurídico en su acción de asesoramiento a las autoridades públicas, de defensa y de representación judicial y extrajudicial de los intereses patrimoniales de la nación venezolana.

Visión Institucional de la Procuraduría General de la República:

Ser la institución venezolana de mayor reconocimiento, prestigio y credibilidad por su capacidad de asesorar a los órganos del Estado y su eficiente acción en defensa y representación de los bienes e intereses patrimoniales de la República, mediante el desarrollo y aplicación del conocimiento científico de la ciencia jurídica y la utilización honesta, recta, objetiva y honorable del ordenamiento jurídico venezolano.

En tal sentido, el Organismo se ha propuesto para el próximo ejercicio fiscal, continuar fortaleciendo y consolidando la significación y trascendencia del rol constitucional que posee, a la vez de brindar un alto nivel de eficiencia.

Para lograr tal propósito, ello se llevará a cabo a través de la ejecución de dos proyectos y de acciones centralizadas, como base de la planificación y ejecución del presupuesto.

RESUMEN DE PROYECTOS DEL ORGANISMO (En Bolívares)

Código	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos ordinarios	Ley Especial de Endeudamiento	Otros ingresos extraordinarios	
250007000	Representación Jurídica de la República	Asesoría / Litigio	2	20.709.955.541			20.709.955.541
250008000	Transferencia para Financiar el Proyecto de FUNDA PROCURADURIA	Bolívares	300.000.000	300.000.000			300.000.000
	TOTAL			21.009.955.541			21.009.955.541

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Código	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
250001000	Dirección y Coordinación de los Gastos de los Trabajadores	15.417.033.362			15.417.033.362
250002000	Gestión Administrativa	1.857.578.948			1.857.578.948
250003000	Previsión y Protección Social	1.662.232.149			1.662.232.149
	TOTAL	18.936.844.459			18.936.844.459

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**374**	**7.673.240.759**
- Directivo	57	2.115.597.252
- Profesional y Técnico	171	3.619.011.369
- Personal Administrativo	93	1.379.684.458
- Obrero	53	558.947.680
Personal Contratado	**204**	**2.203.102.020**
- Empleado	183	2.070.088.020
- Obrero	21	133.014.000
TOTAL	578	9.876.342.779

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	33.918.726.705			33.918.726.705
4.02	Materiales, Suministros y Mercancías	637.000.000			637.000.000
4.03	Servicios no Personales	2.973.841.146			2.973.841.146
4.04	Activos Reales	100.000.000			100.000.000
4.07	Transferencias y Donaciones	2.317.232.149			2.317.232.149
	TOTAL	39.946.800.000			39.946.800.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	300.000.000			300.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	300.000.000			300.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	300.000.000			300.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	300.000.000			300.000.000
	- A0403 Fundación Procuraduría	300.000.000			300.000.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	355.000.000			355.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	355.000.000			355.000.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	355.000.000			355.000.000
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	50.000.000			50.000.000
	- S0273 Asociación de Damas de la Procuraduría General de la República (ASODPROCU)	50.000.000			50.000.000
4.07.01.01.79	Subsidios a Cooperativas	300.000.000			300.000.000
	- S1878 Cooperativa de Ahorro y Crédito de la Procuraduría General de la República II (PROGEREP II)	300.000.000			300.000.000
4.07.01.01.99	Otras Transferencias Corrientes Internas al Sector Privado	5.000.000			5.000.000
	- S1323 Asociación de Jubilados y Pensionados de la Procuraduría General de la República	5.000.000			5.000.000

PROYECTO:	Representación Jurídica de la República
UNIDAD DE MEDIDA:	Asesoría / Litigio
CANTIDAD	2
ASIGNACIÓN PRESUPUESTARIA:	20.709.955.541
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Garantizar la seguridad de la actuación del Estado
OBJETIVOS ESPECIFICOS:	Garantizar la seguridad jurídica de la actuación del Estado, el respeto del ordenamiento jurídico y la existencia, conservación e integridad de los bienes e intereses patrimoniales de la República, mediante la aplicación recta y honorable del conocimiento jurídico en su acción de asesoramiento a las autoridades públicas, de defensa y de representación judicial y extrajudicial de los intereses patrimoniales de la nación venezolana.
RESULTADO:	Garantizar la seguridad jurídica de la actuación de la Administración Pública.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	18.510.465.273				18.510.465.273
4.02	Materiales, Suministros y Mercancías	437.000.000				437.000.000
4.03	Servicios no Personales	1.762.490.268				1.762.490.268
	TOTAL	20.709.955.541				20.709.955.541

PROYECTO:	Transferencia para Financiar el Proyecto de FUNDA PROCURADURIA
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	300.000.000
ASIGNACIÓN PRESUPUESTARIA:	300.000.000
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Transformación y modernización de la Administración Pública a través de los lineamientos obtenidos por los pronunciamientos de la Procuraduría General de la República, mediante las asesorías y opiniones de casos administrativos y jurídicos dentro del ordenamiento jurídico venezolano.
OBJETIVOS ESPECIFICOS:	Transferir recursos para garantizar el cumplimiento del proyecto de FUNDAPROCURADURIA
RESULTADO:	Coadyuvar al logro de la capacitación a los profesionales del derecho y ciencias afines en el área jurídica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	300.000.000				300.000.000
	TOTAL	300.000.000				300.000.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	300.000.000				300.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	300.000.000				300.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	300.000.000				300.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	300.000.000				300.000.000
4.07.01.03.02	- A0403 Fundación Procuraduría	300.000.000				300.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	15.408.261.432				15.408.261.432
4.03	Servicios no Personales	8.771.930				8.771.930
	TOTAL	15.417.033.362				15.417.033.362

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	200.000.000				200.000.000
4.03	Servicios no Personales	1.202.578.948				1.202.578.948
4.04	Activos Reales	100.000.000				100.000.000
4.07	Transferencias y Donaciones	355.000.000				355.000.000
	TOTAL	1.857.578.948				1.857.578.948

RELACIÓN DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	355.000.000				355.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	355.000.000				355.000.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	355.000.000				355.000.000
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	50.000.000				50.000.000
	- S0273 Asociación de Damas de la Procuraduría General de la República (ASODPROCU)	50.000.000				50.000.000
4.07.01.01.79	Subsidios a Cooperativas	300.000.000				300.000.000
	S1878 Cooperativa de Ahorro y Crédito de la Procuraduría General de la República II (PROGEREP II)	300.000.000				300.000.000
4.07.01.01.99	Otras Transferencias Corrientes Internas al Sector Privado	5.000.000				5.000.000
	- S1323 Asociación de Jubilados y Pensionados de la Procuraduría General	5.000.000				5.000.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	1.662.232.149				1.662.232.149
	TOTAL	1.662.232.149				1.662.232.149

Ministerio del Interior y Justicia

MINISTERIO DEL INTERIOR Y JUSTICIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio del Interior y Justicia en atención a sus competencias, dirigidas principalmente a las áreas de la Política Interior, Seguridad Ciudadana y Seguridad Jurídica, en el marco de los diez objetivos del nuevo mapa estratégico establecidos por el Mandatario Nacional, asignará recursos a los proyectos enmarcados en las líneas estratégicas trazadas en el ejercicio fiscal 2005, a saber:

- ✓ **Fortalecimiento Institucional**: Con la continuidad del proceso de reestructuración, y la modernización de la plataforma tecnológica del organismo y sus entes adscritos, avanza en la lucha contra la burocracia y se fomenta la creación de la nueva institucionalidad, caracterizada por un Estado social de derecho y justicia.

- ✓ **Fortalecimiento del Sistema de Seguridad Ciudadana**: Integrado por varias áreas como son la prevención del delito, formación y capacitación de efectivos policiales y el trabajo en las áreas de gestión de riesgo, enfocado a la capacitación de las comunidades en prevención, autoprotección y administración de eventos adversos; ya que siendo las comunidades las primeras afectadas, deben ser el primer anillo de respuesta ante cualquier eventualidad. Para esto se pretende continuar con la ejecución de proyectos de gran magnitud e impacto en la población, como es el caso de la consolidación de la Fuerza de Tarea Humanitaria "Simón Bolívar" cuyo alcance supera el ejercicio fiscal 2006.

- ✓ **Fortalecimiento del Sistema de Seguridad Jurídica:** Siendo este objetivo tan complejo, se llevará a cabo a través de varios proyectos, dirigidos hacia el fortalecimiento de los servicios de identificación, migración y extranjería, proceso que se ha iniciado en el año 2004, mediante la puesta en marcha del proyecto de Modernización del Sistema de Identificación y la constitución de la Fundación "Misión Identidad", adscrita a este Ministerio, los cuales están dirigidos a realizar procesos más eficientes y seguros. Por otra parte, se implementará un sistema de archivos, que consistirá en la creación de unidades archivísticas estadales cuyo objeto es rescatar y salvaguardar documentos del patrimonio histórico nacional.

- ✓ **Humanización del Sistema Penitenciario:** Es bandera de este Organismo, continuar con la transformación del Sistema Penitenciario, a través de un proyecto de humanización de conformidad con lo establecido en la Constitución de la República, mediante la atención integral del recluso que incluye alimentación, atención médica, recreación, apoyo psicológico, religioso y otras actividades de gran importancia como son la educación y formación para el trabajo, cuyo fin es lograr la reinserción de los privados de libertad en el campo laboral y en su comunidad, mediante programas que involucran su núcleo familiar directo. Vale mencionar que otro aspecto considerado para llevar a cabo este proceso, es el referido a la construcción y rehabilitación de centros penitenciarios y centros de tratamiento comunitarios en todo el país; que conjuntamente con los proyectos dirigidos a la asistencia en el área de derechos humanos y promoción de las medidas de prelibertad contribuirá a mejorar la calidad de vida de los internos.

- ✓ **Lucha Anti-Corrupción:** Basado en el llamado que hace la Carta Magna, referente a la transparencia en el manejo de recursos y legalidad en los procesos administrativos, este Ministerio continuará en la conformación de la Red Nacional contra la Corrupción a objeto de activar una estrategia integral contra este flagelo que atenta contra la seguridad del Estado, y reafirmar los valores de honestidad y ética en la población venezolana.

- ✓ **Fortalecimiento de las Relaciones Políticas y Económicas entre el Ejecutivo Nacional, Poderes Nacionales y Sociedad Civil:** La incorporación de este nuevo lineamiento se debe a la necesidad de construir el nuevo modelo democrático de participación popular, en el cual la ciudadanía pueda crear mecanismos de contraloría social, mediante la integración de las comunidades organizadas en la ejecución y control de la inversión estadal y municipal de las asignaciones económicas especiales. Para estimular estas relaciones se prevé un proyecto para el fortalecimiento del Ceremonial y Acervo Histórico de la Nación, el cual incluye la refacción de los museos adscritos a este Ministerio.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
260007000	Modernización de la Plataforma Tecnológica del Ministerio del Interior y Justicia	Dotación	1.664	13.286.791.470			13.286.791.470
260008000	Consolidación de la Fuerza de Tarea Humanitaria Simón Bolívar	Asistencia Técnica	120	17.144.127.096			17.144.127.096
260010000	Capacitación y Formación en Investigación Criminal	Graduando	2.053	9.969.684.766			9.969.684.766
260012000	Capacitación a las Comunidades en Autoprotección, Prevención y Atención de Eventos Adversos	Comunidad	1.500	4.169.234.958			4.169.234.958
260013000	Integración de las Comunidades Organizadas en la Ejecución y Control de la Inversión Estadal y Municipal de las Asignaciones Económicas Especiales	Asistencia Técnica	324	1.781.554.590			1.781.554.590
260014000	Creación de Direcciones Municipales de Protección Civil y Administración de Desastres	Oficina	37	835.678.195			835.678.195
260015000	Misión Justicia	Caso Atendido	19.291	2.051.988.359			2.051.988.359
260016000	Asistencia a la Población Venezolana en Materia de Defensa y Educación de los Derechos Humanos	Asistencia Técnica	1.000	2.971.490.388			2.971.490.388
260017000	Humanización del Sistema Penitenciario	Interno	25.000	156.105.403.919			156.105.403.919
260018000	Formación de Efectivos Policiales con Alto Nivel de Capacitación	Policía	2.830	17.275.366.905			17.275.366.905
260019000	Fortalecimiento en los Procesos Tecno-Científicos y de Investigación Penal del CICPC	Experticia	83.000	221.472.376.876			221.472.376.876
260020000	Consolidación de los Servicios de Identificación, Migración y Extranjería	Solicitud	9.132.130	86.228.800.997			86.228.800.997
260021000	Reestructuración de los Servicios de Inteligencia y Prevención	Informe	365	146.959.832.388			146.959.832.388

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
260022000	Fortalecimiento de la Política Interior y Fomento de la Participación Popular	Asistencia Técnica	4.857	1.782.481.963			1.782.481.963
260023000	Inspección y Fiscalización de las Empresas Mercantiles y Asociaciones Cooperativas de Vigilancia y Seguridad Privada	Inspección / Fiscalización	300	329.500.000			329.500.000
260024000	Red Nacional Contra la Corrupción	Sistema	1	1.962.500.000			1.962.500.000
260026000	Prevención del Delito desde el Ámbito Nacional	Comunidad	2.500	7.294.282.602			7.294.282.602
260027000	Apoyo a la Reforma del Sistema de Justicia Penal	Plan	1	2.319.000.000	49.726.712.617		52.045.712.617
260029000	Fortalecimiento del Ceremonial y el Acervo Histórico de la Nación	Acto	410	5.441.636.668			5.441.636.668
260030000	Creación e Implementación del Sistema Nacional de Archivos	Sistema	1	1.216.967.861			1.216.967.861
260031000	Transferencia para Financiar el Proyecto del Fondo Nacional para Edificaciones Penitenciarias	Bolívares	78.534.720.660		78.534.720.660		78.534.720.660
260032000	Transferencia para Financiar el Proyecto del Instituto Autónomo Caja de Trabajo Penitenciario	Bolívares	3.769.900.000	3.769.900.000			3.769.900.000
260033000	Transferencia para Financiar el Proyecto del Instituto Autónomo de Previsión Social del CICPC	Bolívares	34.490.200.000	34.490.200.000			34.490.200.000
	TOTAL			738.858.800.001	128.261.433.277		867.120.233.278

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Código	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
260001000	Dirección y Coordinación de los Gastos de los Trabajadores	176.521.093.563			176.521.093.563
260002000	Gestión Administrativa	103.526.862.180			103.526.862.180
260003000	Previsión y Protección Social	54.666.844.256			54.666.844.256
260004000	Asignaciones Predeterminadas	16.517.221.645.404			16.517.221.645.404
	TOTAL	16.851.936.445.403			16.851.936.445.403

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO.
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**20.893**	**181.227.894.644**
- Directivo	169	2.834.778.686
- Profesional y Técnico	4.528	51.753.145.240
- Personal Administrativo	7.231	47.222.241.667
- Personal Docente	29	182.372.944
- Personal de Investigación	7.072	65.124.611.453
- Personal Médico	149	1.284.049.244
- Obrero	1.715	12.826.695.410
Personal Fijo a Tiempo Parcial	**187**	**1.521.004.206**
- Profesional y Técnico	45	522.147.630
- Personal Administrativo	133	940.003.804
- Personal Docente	1	13.200.304
- Personal Médico	8	45.652.468
Personal Contratado	**1.485**	**11.278.534.083**
- Empleado	1.477	11.239.654.083
- Obrero	8	38.880.000
TOTAL	22.565	**194.027.432.933**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	601.778.065.334	444.620.004		602.222.685.338
4.02	Materiales, Suministros y Mercancías	104.074.889.081	45.000.000		104.119.889.081
4.03	Servicios no Personales	122.902.119.550	15.421.008.478		138.323.128.028
4.04	Activos Reales	39.592.580.693	33.816.084.135		73.408.664.828
4.06	Gastos de Defensa y Seguridad del Estado	40.663.000.000			40.663.000.000
4.07	Transferencias y Donaciones	16.679.747.090.746	78.534.720.660		16.758.281.811.406
4.11	Disminución de Pasivos	2.037.500.000			2.037.500.000
	TOTAL	17.590.795.245.404	128.261.433.277		17.719.056.678.681

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	16.604.128.081.814	78.534.720.660		16.682.662.802.474
4.07.01.00.00	Transferencias y donaciones corrientes internas	65.276.941.956			65.276.941.956
4.07.01.03.00	Transferencias corrientes internas al sector público	65.276.941.956			65.276.941.956
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	27.631.177.546			27.631.177.546
	- A0003 Instituto Autónomo Caja de Trabajo Penitenciario	6.701.500.000			6.701.500.000
	- A0046 Instituto Nacional de Cooperación Educativa (INCE)	60.000.000			60.000.000
	- A0087 Universidad Nacional Abierta (UNA)	14.000.000			14.000.000
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)	7.773.660.546			7.773.660.546
	- A0423 Fundación Misión Identidad	13.082.017.000			13.082.017.000
4.07.01.03.05	Transferencias corrientes a instituciones de protección social para atender beneficios de la seguridad social	34.490.200.000			34.490.200.000
	- A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas	34.490.200.000			34.490.200.000
4.07.01.03.10	Transferencias corrientes al Poder Estadal	3.155.564.410			3.155.564.410
	- E6300 Estado Mérida	3.155.564.410			3.155.564.410
4.07.03.00.00	Transferencias y donaciones de capital internas	21.629.494.454	78.534.720.660		100.164.215.114
4.07.03.03.00	Transferencias de capital internas al sector público	21.629.494.454	78.534.720.660		100.164.215.114
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	21.629.494.454	78.534.720.660		100.164.215.114
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)	20.707.539.454	78.534.720.660		99.242.260.114
	- A0423 Fundación Misión Identidad	921.955.000			921.955.000
4.07.05.00.00	Situado	14.190.165.546.000			14.190.165.546.000
4.07.05.01.00	Situado Constitucional	14.190.165.546.000			14.190.165.546.000
4.07.05.01.01	Situado Estadal	11.352.132.436.800			11.352.132.436.800
	- E5000 Distrito Capital	753.302.217.914			753.302.217.914
	- E5100 Estado Amazonas	182.590.329.434			182.590.329.434

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5200 Estado Anzoátegui	569.163.749.155			569.163.749.155
	- E5300 Estado Apure	277.997.930.202			277.997.930.202
	- E5400 Estado Aragua	624.453.329.331			624.453.329.331
	- E5500 Estado Barinas	358.928.104.634			358.928.104.634
	- E5600 Estado Bolívar	584.502.888.558			584.502.888.558
	- E5700 Estado Carabobo	786.196.960.322			786.196.960.322
	- E5800 Estado Cojedes	228.411.649.855			228.411.649.855
	- E5900 Estado Delta Amacuro	186.411.737.299			186.411.737.299
	- E6000 Estado Falcón	402.201.329.811			402.201.329.811
	- E6100 Estado Guárico	356.792.490.944			356.792.490.944
	- E6200 Estado Lara	661.113.913.664			661.113.913.664
	- E6300 Estado Mérida	385.255.482.147			385.255.482.147
	- E6400 Estado Miranda	968.721.958.826			968.721.958.826
	- E6500 Estado Monagas	388.090.815.079			388.090.815.079
	- E6600 Estado Nueva Esparta	268.305.642.689			268.305.642.689
	- E6700 Estado Portuguesa	393.712.088.997			393.712.088.997
	- E6800 Estado Sucre	407.296.050.299			407.296.050.299
	- E6900 Estado Táchira	481.725.303.765			481.725.303.765
	- E7000 Estado Trujillo	347.191.049.333			347.191.049.333
	- E7100 Estado Yaracuy	314.089.331.150			314.089.331.150
	- E7200 Estado Zulia	1.186.586.601.093			1.186.586.601.093
	- E7300 Estado Vargas	239.091.482.299			239.091.482.299
4.07.05.01.02	Situado Municipal	2.838.033.109.200			2.838.033.109.200

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Distrito Capital	**188.325.554.479**			**188.325.554.479**
	- E5001 Municipio Libertador	188.325.554.479			188.325.554.479
	Amazonas	**45.647.582.358**			**45.647.582.358**
	- E5101 Municipio Atures	17.684.504.826			17.684.504.826
	- E5102 Municipio Alto Orinoco	6.413.419.906			6.413.419.906
	- E5103 Municipio Atabapo	4.957.756.055			4.957.756.055
	- E5104 Municipio Autana	4.397.455.785			4.397.455.785
	- E5105 Municipio Guainia	3.425.184.342			3.425.184.342
	- E5106 Municipio Manapiare	4.910.204.425			4.910.204.425
	- E5107 Municipio Río Negro	3.859.057.019			3.859.057.019
	Anzoátegui	**142.290.937.289**			**142.290.937.289**
	- E5201 Municipio Anaco	9.152.410.367			9.152.410.367
	- E5202 Municipio Aragua	5.049.302.748			5.049.302.748
	- E5203 Municipio Simón Bolívar	23.978.062.698			23.978.062.698
	- E5204 Municipio Manuel Ezequiel Bruzual	4.878.304.036			4.878.304.036
	- E5205 Municipio Francisco del Carmen Carvajal	3.694.887.170			3.694.887.170
	- E5206 Municipio Juan Manuel Cajigal	4.004.420.106			4.004.420.106
	- E5207 Municipio Diego Bautista Urbaneja	4.308.969.716			4.308.969.716
	- E5208 Municipio Pedro María Freites	7.932.458.817			7.932.458.817
	- E5209 Municipio San José de Guanipa	6.881.566.322			6.881.566.322
	- E5210 Municipio Guanta	4.589.316.957			4.589.316.957

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5211 Municipio Independencia	5.541.036.329			5.541.036.329
	- E5212 Municipio Libertad	4.098.835.297			4.098.835.297
	- E5213 Municipio Francisco de Miranda	5.963.716.749			5.963.716.749
	- E5214 Municipio José Gregorio Monagas	5.435.678.489			5.435.678.489
	- E5215 Municipio Fernando de Peñalver	4.596.475.379			4.596.475.379
	- E5216 Municipio Píritu	4.253.742.749			4.253.742.749
	- E5217 Municipio Simón Rodríguez	11.942.188.079			11.942.188.079
	- E5218 Municipio Juan Antonio Sotillo	15.027.863.450			15.027.863.450
	- E5219 Municipio San Juan de Capistrano	3.502.506.901			3.502.506.901
	- E5220 Municipio Sir Mc Gregor	3.689.048.177			3.689.048.177
	- E5221 Municipio Santa Ana	3.770.146.753			3.770.146.753
	Apure	**69.499.482.550**			**69.499.482.550**
	- E5301 Municipio Achaguas	9.953.683.478			9.953.683.478
	- E5302 Municipio Biruaca	8.488.377.821			8.488.377.821
	- E5303 Municipio Muñoz	7.046.209.042			7.046.209.042
	- E5304 Municipio Páez	13.170.597.352			13.170.597.352
	- E5305 Municipio Pedro Camejo	7.683.744.072			7.683.744.072
	- E5306 Municipio Rómulo Gallegos	6.770.438.212			6.770.438.212
	- E5307 Municipio San Fernando	16.386.432.573			16.386.432.573
	Aragua	**156.113.332.333**			**156.113.332.333**
	- E5401 Municipio Sucre	9.641.024.175			9.641.024.175

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5402 Municipio Bolívar	5.960.460.308			5.960.460.308
	- E5403 Municipio Camatagua	5.609.914.096			5.609.914.096
	- E5404 Municipio Girardot	24.963.003.782			24.963.003.782
	- E5405 Municipio José Angel Lamas	5.482.546.805			5.482.546.805
	- E5406 Municipio José Felix Ribas	11.637.464.232			11.637.464.232
	- E5407 Municipio Libertador	8.063.361.577			8.063.361.577
	- E5408 Municipio Santiago Mariño	13.404.802.628			13.404.802.628
	- E5409 Municipio Mario Briceño Iragorry	8.846.596.054			8.846.596.054
	- E5410 Municipio San Casimiro	5.683.690.302			5.683.690.302
	- E5411 Municipio San Sebastián	5.526.941.473			5.526.941.473
	- E5412 Municipio Santos Michelena	6.223.565.189			6.223.565.189
	- E5413 Municipio Tovar	5.017.996.083			5.017.996.083
	- E5414 Municipio Urdaneta	7.184.809.518			7.184.809.518
	- E5415 Municipio Zamora	11.442.896.656			11.442.896.656
	- E5416 Municipio José Rafael Revenga	6.424.253.681			6.424.253.681
	- E5417 Municipio Francisco Linares Alcántara	10.267.417.802			10.267.417.802
	- E5418 Municipio Ocumare de la Costa de Oro	4.732.587.972			4.732.587.972
	Barinas	**89.732.026.158**			**89.732.026.158**
	- E5501 Municipio Alberto Arvelo Torrealba	5.640.305.414			5.640.305.414
	- E5502 Municipio Antonio José de Sucre	8.189.866.797			8.189.866.797
	- E5503 Municipio Arismendi	5.503.337.394			5.503.337.394
	- E5504 Municipio Barinas	22.734.762.774			22.734.762.774
	- E5505 Municipio Bolívar	6.337.133.589			6.337.133.589

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5506 Municipio Cruz Paredes	4.954.288.151			4.954.288.151
	- E5507 Municipio Ezequiel Zamora	6.924.977.780			6.924.977.780
	- E5508 Municipio Obispos	5.463.230.538			5.463.230.538
	- E5509 Municipio Pedraza	7.932.656.627			7.932.656.627
	- E5510 Municipio Rojas	5.952.941.034			5.952.941.034
	- E5511 Municipio Sosa	5.429.628.098			5.429.628.098
	- E5512 Municipio Andrés Eloy Blanco	4.668.897.962			4.668.897.962
	Bolívar	**146.125.722.140**			**146.125.722.140**
	- E5601 Municipio Caroní	43.110.030.921			43.110.030.921
	- E5602 Municipio Cedeño	11.528.345.010			11.528.345.010
	- E5603 Municipio El Callao	7.171.103.178			7.171.103.178
	- E5604 Municipio Gran Sabana	8.584.502.257			8.584.502.257
	- E5605 Municipio Heres	22.890.315.794			22.890.315.794
	- E5606 Municipio Piar	11.599.110.049			11.599.110.049
	- E5607 Municipio Raúl Leoni	9.920.214.014			9.920.214.014
	- E5608 Municipio Roscio	7.299.612.378			7.299.612.378
	- E5609 Municipio Sifontes	8.624.017.142			8.624.017.142
	- E5610 Municipio Sucre	8.648.262.379			8.648.262.379
	- E5611 Municipio Padre Pedro Chien	6.750.209.018			6.750.209.018
	Carabobo	**196.549.240.080**			**196.549.240.080**
	- E5701 Municipio Bejuma	9.370.893.392			9.370.893.392

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5702 Municipio Carlos Arvelo	14.647.382.217			14.647.382.217
	- E5703 Municipio Diego Ibarra	11.351.991.738			11.351.991.738
	- E5704 Municipio Guacara	14.194.903.499			14.194.903.499
	- E5705 Municipio Juan José Mora	10.215.458.204			10.215.458.204
	- E5706 Municipio Miranda	7.894.129.072			7.894.129.072
	- E5707 Municipio Montalbán	7.601.718.627			7.601.718.627
	- E5708 Municipio Puerto Cabello	15.911.975.753			15.911.975.753
	- E5709 Municipio San Joaquín	9.256.197.879			9.256.197.879
	- E5710 Municipio Valencia	44.519.157.398			44.519.157.398
	- E5711 Municipio Libertador	15.268.099.080			15.268.099.080
	- E5712 Municipio Los Guayos	13.378.424.407			13.378.424.407
	- E5713 Municipio Naguanagua	13.119.936.115			13.119.936.115
	- E5714 Municipio San Diego	9.818.972.699			9.818.972.699
	Cojedes	**57.102.912.464**			**57.102.912.464**
	- E5801 Municipio Anzoátegui	4.582.257.196			4.582.257.196
	- E5802 Municipio Falcón	11.583.449.028			11.583.449.028
	- E5803 Municipio Girardot	4.553.169.063			4.553.169.063
	- E5804 Municipio Pao de San Juan Bautista	5.372.485.796			5.372.485.796
	- E5805 Municipio Ricaurte	4.221.575.636			4.221.575.636
	- E5806 Municipio San Carlos	12.496.472.489			12.496.472.489
	- E5807 Municipio Tinaco	6.066.209.239			6.066.209.239
	- E5808 Municipio Lima Blanco	3.753.399.785			3.753.399.785
	- E5809 Municipio Rómulo Gallegos	4.473.894.232			4.473.894.232

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Delta Amacuro	**46.602.934.325**			**46.602.934.325**
	- E5901 Municipio Tucupita	19.957.987.542			19.957.987.542
	- E5902 Municipio Antonio Díaz	10.705.426.109			10.705.426.109
	- E5903 Municipio Casacoima	9.521.742.405			9.521.742.405
	- E5904 Municipio Pedernales	6.417.778.269			6.417.778.269
	Falcón	**100.550.332.453**			**100.550.332.453**
	- E6001 Municipio Acosta	3.021.027.531			3.021.027.531
	- E6002 Municipio Bolívar	2.374.349.407			2.374.349.407
	- E6003 Municipio Buchivacoa	3.635.835.078			3.635.835.078
	- E6004 Municipio Cacique Manaure	2.387.928.988			2.387.928.988
	- E6005 Municipio Carirubana	15.599.465.904			15.599.465.904
	- E6006 Municipio Colina	4.201.752.969			4.201.752.969
	- E6007 Municipio Dabajuro	3.183.010.529			3.183.010.529
	- E6008 Municipio Democracia	2.870.251.784			2.870.251.784
	- E6009 Municipio Falcón	4.837.689.818			4.837.689.818
	- E6010 Municipio Federación	3.691.841.305			3.691.841.305
	- E6011 Municipio Jacura	2.921.343.681			2.921.343.681
	- E6012 Municipio Unión	2.933.425.127			2.933.425.127
	- E6013 Municipio Los Taques	3.770.245.489			3.770.245.489
	- E6014 Municipio Mauroa	3.648.313.242			3.648.313.242
	- E6015 Municipio Miranda	13.728.885.954			13.728.885.954
	- E6016 Municipio Monseñor Iturriza	3.164.152.337			3.164.152.337

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6017 Municipio Palmasola	2.281.701.848			2.281.701.848
	- E6018 Municipio Petit	2.782.407.972			2.782.407.972
	- E6019 Municipio Píritu	2.630.142.432			2.630.142.432
	- E6020 Municipio San Francisco	2.506.376.579			2.506.376.579
	- E6021 Municipio Silva	3.825.805.169			3.825.805.169
	- E6022 Municipio Zamora	3.758.955.782			3.758.955.782
	- E6023 Municipio Sucre	2.275.015.887			2.275.015.887
	- E6024 Municipio Tocópero	2.118.829.360			2.118.829.360
	- E6025 Municipio Urumaco	2.401.578.281			2.401.578.281
	Guárico	**89.198.122.736**			**89.198.122.736**
	- E6101 Municipio Camaguán	4.124.572.941			4.124.572.941
	- E6102 Municipio Chaguaramas	3.622.574.790			3.622.574.790
	- E6103 Municipio El Socorro	3.852.830.281			3.852.830.281
	- E6104 Municipio Leonardo Infante	10.434.191.953			10.434.191.953
	- E6105 Municipio Las Mercedes	4.889.742.794			4.889.742.794
	- E6106 Municipio Julián Mellado	4.585.066.067			4.585.066.067
	- E6107 Municipio Francisco de Miranda	12.019.846.808			12.019.846.808
	- E6108 Municipio José Tadeo Monagas	7.562.897.448			7.562.897.448
	- E6109 Municipio Ortiz	4.359.542.152			4.359.542.152
	- E6110 Municipio José Félix Ribas	5.512.970.461			5.512.970.461
	- E6111 Municipio Juan Germán Roscio	10.306.475.636			10.306.475.636
	- E6112 Municipio Santa María de Ipire	3.742.556.587			3.742.556.587
	- E6113 Municipio San José de Guaribe	3.407.037.772			3.407.037.772

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6114 Municipio Pedro Zaraza	6.498.486.098			6.498.486.098
	- E6115 Municipio San Gerónimo de Guayabal	4.279.330.948			4.279.330.948
	Lara	**165.278.478.416**			**165.278.478.416**
	- E6201 Municipio Andrés Eloy Blanco	10.913.840.761			10.913.840.761
	- E6202 Municipio Crespo	10.875.364.240			10.875.364.240
	- E6203 Municipio Iribarren	56.735.466.617			56.735.466.617
	- E6204 Municipio Jiménez	13.097.867.755			13.097.867.755
	- E6205 Municipio Morán	15.157.776.480			15.157.776.480
	- E6206 Municipio Palavecino	15.537.140.115			15.537.140.115
	- E6207 Municipio Simón Planas	10.234.812.281			10.234.812.281
	- E6208 Municipio Torres	20.039.027.322			20.039.027.322
	- E6209 Municipio Urdaneta	12.687.182.845			12.687.182.845
	Mérida	**96.313.870.537**			**96.313.870.537**
	- E6301 Municipio Alberto Adriani	9.470.211.314			9.470.211.314
	- E6302 Municipio Andrés Bello	2.852.234.719			2.852.234.719
	- E6303 Municipio Antonio Pinto Salinas	3.531.752.623			3.531.752.623
	- E6304 Municipio Aricagua	2.486.254.851			2.486.254.851
	- E6305 Municipio Arzobispo Chacón	3.443.855.010			3.443.855.010
	- E6306 Municipio Campo Elías	7.835.722.422			7.835.722.422
	- E6307 Municipio Caracciolo Parra Olmedo	3.767.602.552			3.767.602.552
	- E6308 Municipio Cardenal Quintero	2.575.848.507			2.575.848.507

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6309 Municipio Guaraque	2.679.901.441			2.679.901.441
	- E6310 Municipio Julio César Salas	2.836.484.609			2.836.484.609
	- E6311 Municipio Justo Briceño	2.467.966.237			2.467.966.237
	- E6312 Municipio Libertador	15.603.692.748			15.603.692.748
	- E6313 Municipio Miranda	3.367.891.299			3.367.891.299
	- E6314 Municipio Obispo Ramos de Lora	3.445.485.865			3.445.485.865
	- E6315 Municipio Padre Noguera	2.144.286.319			2.144.286.319
	- E6316 Municipio Pueblo Llano	2.586.620.491			2..586.620.491
	- E6317 Municipio Rangel	3.121.411.443			3.121.411.443
	- E6318 Municipio Rivas Dávila	3.038.918.928			3.038.918.928
	- E6319 Municipio Santos Marquina	2.926.938.622			2.926.938.622
	- E6320 Municipio Sucre	5.373.437.690			5.373.437.690
	- E6321 Municipio Tovar	4.140.230.263			4.140.230.263
	- E6322 Municipio Tulio Febres Cordero	4.127.444.418			4.127.444.418
	- E6323 Municipio Zea	2.489.678.166			2.489.678.166
	Miranda	**242.180.489.707**			**242.180.489.707**
	- E6401 Municipio Acevedo	11.778.987.545			11.778.987.545
	- E6402 Municipio Andrés Bello	6.427.937.001			6.427.937.001
	- E6403 Municipio Baruta	18.481.409.134			18.481.409.134
	- E6404 Municipio Brión	8.393.898.789			8.393.898.789
	- E6405 Municipio Carrizal	7.440.004.957			7.440.004.957
	- E6406 Municipio Cristóbal Rojas	9.446.208.195			9.446.208.195
	- E6407 Municipio Buroz	6.574.955.712			6.574.955.712

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6408 Municipio Chacao	8.275.092.193			8.275.092.193
	- E6409 Municipio Guaicaipuro	18.043.460.514			18.043.460.514
	- E6410 Municipio El Hatillo	8.162.002.857			8.162.002.857
	- E6411 Municipio Independencia	12.409.549.664			12.409.549.664
	- E6412 Municipio Lander	11.656.599.675			11.656.599.675
	- E6413 Municipio Los Salias	8.471.658.761			8.471.658.761
	- E6414 Municipio Páez	8.304.599.394			8.304.599.394
	- E6415 Municipio Paz Castillo	10.476.350.274			10.476.350.274
	- E6416 Municipio Pedro Gual	7.551.605.782			7.551.605.782
	- E6417 Municipio Plaza	15.482.879.870			15.482.879.870
	- E6418 Municipio Simón Bolívar	7.104.854.030			7.104.854.030
	- E6419 Municipio Sucre	32.769.319.529			32.769.319.529
	- E6420 Municipio Urdaneta	11.134.537.088			11.134.537.088
	- E6421 Municipio Zamora	13.794.578.743			13.794.578.743
	Monagas	**97.022.703.770**			**97.022.703.770**
	- E6501 Municipio Acosta	4.533.900.458			4.533.900.458
	- E6502 Municipio Bolívar	5.911.865.288			5.911.865.288
	- E6503 Municipio Caripe	5.581.107.973			5.581.107.973
	- E6504 Municipio Cedeño	5.633.764.717			5.633.764.717
	- E6505 Municipio Ezequiel Zamora	7.065.577.074			7.065.577.074
	- E6506 Municipio Libertador	6.366.837.209			6.366.837.209
	- E6507 Municipio Maturín	32.811.256.099			32.811.256.099
	- E6508 Municipio Piar	6.327.012.702			6.327.012.702

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6509 Municipio Punceres	5.125.141.879			5.125.141.879
	- E6510 Municipio Sotillo	5.021.284.962			5.021.284.962
	- E6511 Municipio Aguasay	4.534.131.029			4.534.131.029
	- E6512 Municipio Santa Barbara	3.974.178.930			3.974.178.930
	- E6513 Municipio Uracoa	4.136.645.450			4.136.645.450
	Nueva Esparta	**67.076.410.672**			**67.076.410.672**
	- E6601 Municipio Antolín del Campo	4.796.247.161			4.796.247.161
	- E6602 Municipio Arismendi	5.007.700.692			5.007.700.692
	- E6603 Municipio Díaz	7.549.299.254			7.549.299.254
	- E6604 Municipio García	7.095.844.485			7.095.844.485
	- E6605 Municipio Gómez	5.659.977.303			5.659.977.303
	- E6606 Municipio Maneiro	6.066.738.381			6.066.738.381
	- E6607 Municipio Marcano	5.371.001.012			5.371.001.012
	- E6608 Municipio Mariño	10.322.677.292			10.322.677.292
	- E6609 Municipio Península de Macanao	5.492.462.834			5.492.462.834
	- E6610 Municipio Tubores	6.116.844.268			6.116.844.268
	- E6611 Municipio Villalba	3.597.617.990			3.597.617.990
	Portuguesa	**98.428.022.249**			**98.428.022.249**
	- E6701 Municipio Agua Blanca	4.382.206.118			4.382.206.118
	- E6702 Municipio Araure	11.107.552.739			11.107.552.739
	- E6703 Municipio Esteller	5.984.139.755			5.984.139.755

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6704 Municipio Guanare	14.670.874.880			14.670.874.880
	- E6705 Municipio Guanarito	6.295.184.762			6.295.184.762
	- E6706 Municipio Monseñor José Vicente de Unda	4.683.385.979			4.683.385.979
	- E6707 Municipio Ospino	6.394.900.985			6.394.900.985
	- E6708 Municipio Páez	13.746.926.779			13.746.926.779
	- E6709 Municipio Papelón	4.747.778.627			4.747.778.627
	- E6710 Municipio San Genaro de Boconoíto	4.761.737.950			4.761.737.950
	- E6711 Municipio San Rafael de Onoto	4.207.666.062			4.207.666.062
	- E6712 Municipio Santa Rosalía	4.396.337.441			4.396.337.441
	- E6713 Municipio Sucre	5.751.845.841			5.751.845.841
	- E6714 Municipio Turén	7.297.484.331			7.297.484.331
	Sucre	**101.824.012.575**			**101.824.012.575**
	- E6801 Municipio Andrés Eloy Blanco	4.820.852.306			4.820.852.306
	- E6802 Municipio Andrés Mata	4.535.834.183			4.535.834.183
	- E6803 Municipio Arismendi	6.268.751.859			6.268.751.859
	- E6804 Municipio Benítez	6.209.061.435			6.209.061.435
	- E6805 Municipio Bermúdez	11.431.793.371			11.431.793.371
	- E6806 Municipio Bolívar	4.380.117.609			4.380.117.609
	- E6807 Municipio Cajigal	4.432.575.014			4.432.575.014
	- E6808 Municipio Cruz Salmerón Acosta	5.372.278.613			5.372.278.613
	- E6809 Municipio Libertador	3.679.066.106			3.679.066.106
	- E6810 Municipio Mariño	4.594.362.796			4.594.362.796
	- E6811 Municipio Mejía	3.892.236.599			3.892.236.599

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6812 Municipio Montes	6.620.524.505			6.620.524.505
	- E6813 Municipio Ribero	7.088.753.805			7.088.753.805
	- E6814 Municipio Sucre	23.105.735.193			23.105.735.193
	- E6815 Municipio Valdez	5.392.069.181			5.392.069.181
	Táchira	**120.431.325.941**			**120.431.325.941**
	- E6901 Municipio Andrés Bello	2.972.731.680			2.972.731.680
	- E6902 Municipio Ayacucho	5.218.860.013			5.218.860.013
	- E6903 Municipio Bolívar	5.031.227.839			5.031.227.839
	- E6904 Municipio Cárdenas	7.822.808.002			7.822.808.002
	- E6905 Municipio Córdoba	3.854.620.141			3.854.620.141
	- E6906 Municipio Fernández Feo	4.671.563.227			4.671.563.227
	- E6907 Municipio García de Hevia	5.017.193.433			5.017.193.433
	- E6908 Municipio Guásimos	4.026.554.538			4.026.554.538
	- E6909 Municipio Independencia	3.852.293.165			3.852.293.165
	- E6910 Municipio Jáuregui	4.479.456.152			4.479.456.152
	- E6911 Municipio Junín	6.314.810.500			6.314.810.500
	- E6912 Municipio Libertad	3.412.343.548			3.412.343.548
	- E6913 Municipio Libertador	3.490.707.665			3.490.707.665
	- E6914 Municipio Lobatera	2.562.222.150			2.562.222.150
	- E6915 Municipio Michelena	2.943.273.852			2.943.273.852
	- E6916 Municipio Panamericano	3.992.504.902			3.992.504.902
	- E6917 Municipio Pedro María Ureña	4.297.000.814			4.297.000.814
	- E6918 Municipio Samuel Darío Maldonado	2.974.778.127			2.974.778.127

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6919 Municipio San Cristóbal	16.342.302.891			16.342.302.891
	- E6920 Municipio Seboruco	2.461.084.496			2.461.084.496
	- E6921 Municipio Sucre	2.531.429.318			2.531.429.318
	- E6922 Municipio Uribante	3.846.948.080			3.846.948.080
	- E6923 Municipio José María Vargas	2.457.320.554			2.457.320.554
	- E6924 Municipio Antonio Rómulo Costa	2.391.163.796			2.391.163.796
	- E6925 Municipio Francisco de Miranda	2.226.539.933			2..226.539.933
	- E6926 Municipio Rafael Urdaneta	2.319.352.430			2.319.352.430
	- E6927 Municipio Simón Rodríguez	2.021.190.274			2.021.190.274
	- E6928 Municipio Torbes	4.513.448.219			4.513.448.219
	- E6929 Municipio San Judas Tadeo	2.385.596.202			2.385.596.202
	Trujillo	**86.797.762.333**			**86.797.762.333**
	- E7001 Municipio Boconó	8.295.935.820			8.295.935.820
	- E7002 Municipio Candelaria	4.041.722.245			4.041.722.245
	- E7003 Municipio Carache	4.347.951.290			4.347.951.290
	- E7004 Municipio Escuque	3.646.291.875			3.646.291.875
	- E7005 Municipio Miranda	3.650.898.870			3.650.898.870
	- E7006 Municipio Monte Carmelo	3.055.181.193			3.055.181.193
	- E7007 Municipio Motatán	3.075.619.683			3.075.619.683
	- E7008 Municipio Pampán	5.199.358.052			5.199.358.052
	- E7009 Municipio Rafael Rangel	3.343.508.318			3.343.508.318
	- E7010 Municipio San Rafael de Carvajal	5.180.566.604			5.180.566.604
	- E7011 Municipio Sucre	3.916.491.589			3.916.491.589

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E7012 Municipio Trujillo	5.654.199.786			5.654.199.786
	- E7013 Municipio Urdaneta	4.427.160.973			4.427.160.973
	- E7014 Municipio Valera	10.699.467.769			10.699.467.769
	- E7015 Municipio Andrés Bello	3.052.059.644			3.052.059.644
	- E7016 Municipio Bolívar	3.048.244.473			3.048.244.473
	- E7017 Municipio Juan Vicente Campo Elías	2.347.787.833			2.347.787.833
	- E7018 Municipio José Felipe Márquez Cañizalez	2.658.724.560			2.658.724.560
	- E7019 Municipio La Ceiba	3.501.685.041			3.501.685.041
	- E7020 Municipio Pampanito	3.654.906.715			3.654.906.715
	Yaracuy	**78.522.332.788**			**78.522.332.788**
	- E7101 Municipio Bolívar	5.238.927.801			5.238.927.801
	- E7102 Municipio Bruzual	7.427.667.901			7.427.667.901
	- E7103 Municipio José Antonio Páez	3.816.225.269			3.816.225.269
	- E7104 Municipio Nirgua	7.806.973.328			7.806.973.328
	- E7105 Municipio Peña	9.086.282.237			9.086.282.237
	- E7106 Municipio San Felipe	9.459.038.594			9.459.038.594
	- E7107 Municipio Sucre	3.813.778.602			3.813.778.602
	- E7108 Municipio Urachiche	4.020.263.503			4.020.263.503
	- E7109 Municipio Arístides Bastidas	3.910.264.431			3.910.264.431
	- E7110 Municipio Cocorote	5.473.757.032			5.473.757.032
	- E7111 Municipio Independencia	6.306.262.860			6.306.262.860
	- E7112 Municipio La Trinidad	3.639.775.105			3.639.775.105
	- E7113 Municipio Manuel Monge	3.631.499.726			3.631.499.726

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E7114 Municipio Veroes	4.891.616.399			4.891.616.399
	Zulia	296.646.650.273			296.646.650.273
	- E7201 Municipio Almirante Padilla	6.870.313.125			6.870.313.125
	- E7202 Municipio Baralt	10.632.783.026			10.632.783.026
	- E7203 Municipio Cabimas	17.393.334.487			17.393.334.487
	- E7204 Municipio Catatumbo	9.457.649.152			9.457.649.152
	- E7205 Municipio Colón	12.807.438.453			12.807.438.453
	- E7206 Municipio Jesús Enrique Lossada	11.637.927.143			11.637.927.143
	- E7207 Municipio La Cañada de Urdaneta	9.989.031.466			9.989.031.466
	- E7208 Municipio Lagunillas	15.288.033.668			15.288.033.668
	- E7209 Municipio Mara	15.825.883.354			15.825.883.354
	- E7210 Municipio Maracaibo	65.143.295.473			65.143.295.473
	- E7211 Municipio Miranda	10.828.855.164			10.828.855.164
	- E7212 Municipio Páez	9.836.633.373			9.836.633.373
	- E7213 Municipio Machiques de Perijá	14.227.505.197			14.227.505.197
	- E7214 Municipio Rosario de Perijá	10.712.313.896			10.712.313.896
	- E7215 Municipio Santa Rita	8.621.367.039			8.621.367.039
	- E7216 Municipio Sucre	9.103.607.891			9.103.607.891
	- E7217 Municipio Valmore Rodríguez	9.085.283.321			9.085.283.321
	- E7218 Municipio Francisco Javier Pulgar	8.234.147.946			8.234.147.946
	- E7219 Municipio Jesús María Semprun	9.457.887.155			9.457.887.155
	- E7220 Municipio San Francisco	23.179.224.485			23.179.224.485
	- E7221 Municipio Simón Bolívar	8.314.135.459			8.314.135.459

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	Vargas	**59.772.870.574**			**59.772.870.574**
	- E7301 Municipio Vargas	59.772.870.574			59.772.870.574
4.07.07.00.00	Subsidio de capitalidad	35.000.000.000			35.000.000.000
4.07.07.01.00	Subsidio de capitalidad	35.000.000.000			35.000.000.000
	- E7400 Distrito Metropolitano de Caracas	35.000.000.000			35.000.000.000
4.07.08.00.00	Asignaciones Económicas Especiales (LAEE)	2.292.056.099.404			2.292.056.099.404
4.07.08.01.00	Asignaciones Económicas Especiales (LAEE) Estadal	2.292.056.099.404			2.292.056.099.404
	- E5100 Estado Amazonas	16.337.842.374			16.337.842.374
	- E5200 Estado Anzoátegui	325.227.620.416			325.227.620.416
	- E5300 Estado Apure	26.863.002.596			26.863.002.596
	- E5400 Estado Aragua	58.825.439.435			58.825.439.435
	- E5500 Estado Barinas	41.534.381.017			41.534.381.017
	- E5600 Estado Bolívar	76.098.402.894			76.098.402.894
	- E5700 Estado Carabobo	92.356.632.688			92.356.632.688
	- E5800 Estado Cojedes	11.296.363.743			11.296.363.743
	- E5900 Estado Delta Amacuro	18.448.524.950			18.448.524.950
	- E6000 Estado Falcón	115.287.077.415			115.287.077.415
	- E6100 Estado Guárico	40.329.295.488			40.329.295.488
	- E6200 Estado Lara	63.865.011.791			63.865.011.791
	- E6300 Estado Mérida	29.884.869.598			29.884.869.598
	- E6400 Estado Miranda	100.079.708.574			100.079.708.574
	- E6500 Estado Monagas	441.031.862.628			441.031.862.628
	- E6600 Estado Nueva Esparta	15.284.893.224			15.284.893.224

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E6700 Estado Portuguesa	31.161.225.286			31.161.225.286
	- E6800 Estado Sucre	32.861.754.412			32.861.754.412
	- E6900 Estado Táchira	41.564.680.874			41.564.680.874
	- E7000 Estado Trujillo	27.128.152.224			27.128.152.224
	- E7100 Estado Yaracuy	21.048.585.330			21.048.585.330
	- E7200 Estado Zulia	577.698.359.498			577.698.359.498
	- E7300 Estado Vargas	12.044.458.728			12.044.458.728
	- E7400 Distrito Metropolitano de Caracas	75.797.954.221			75.797.954.221

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	1.173.209.920			1.173.209.920
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	1.173.209.920			1.173.209.920
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	1.173.209.920			1.173.209.920
4.07.01.01.72	Subsidios Culturales al Sector Privado	45.000.000			45.000.000
	- S0856 Museo de Arte Colonial. Distrito Federal	22.500.000			22.500.000
	- S0932 Sociedad Bolivariana	22.500.000			22.500.000

RELACION DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.01.01.76	Subsidios a Entidades Religiosas	483.619.920			483.619.920
	- S0025 Arquidiócesis de Barquisimeto	10.000.000			10.000.000
	- S0026 Arquidiócesis de Caracas	10.000.000			10.000.000
	- S0027 Arquidiócesis de Ciudad Bolívar	10.000.000			10.000.000
	- S0028 Arquidiócesis de Maracaibo	10.000.000			10.000.000
	- S0029 Arquidiócesis de Mérida	10.000.000			10.000.000
	- S0030 Arquidiócesis de Valencia	10.000.000			10.000.000
	- S0295 Conferencia Episcopal	65.000.000			65.000.000
	- S0324 Diócesis de Barcelona	5.000.000			5.000.000
	- S0325 Diócesis de Barinas	5.000.000			5.000.000
	- S0326 Diócesis de Cabimas	5.000.000			5.000.000
	- S0327 Diócesis de Calabozo	10.000.000			10.000.000
	- S0328 Diócesis de Carora	5.000.000			5.000.000
	- S0329 Arquidiócesis de Coro	10.000.000			10.000.000
	- S0331 Diócesis de Guanare	5.000.000			5.000.000
	- S0332 Diócesis de Guayana	5.000.000			5.000.000
	- S0333 Diócesis de la Guaira	5.000.000			5.000.000
	- S0334 Diócesis de los Teques	5.000.000			5.000.000
	- S0335 Diócesis de Maracay	5.000.000			5.000.000
	- S0336 Diócesis de Margarita	5.000.000			5.000.000
	- S0337 Diócesis de Maturín	5.000.000			5.000.000
	- S0338 Diócesis de San Carlos	5.000.000			5.000.000

RELACION DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S0339 Diócesis de San Cristóbal	5.000.000			5.000.000
	- S0340 Diócesis de San Felipe	5.000.000			5.000.000
	- S0341 Diócesis de San Fernando de Apure	5.000.000			5.000.000
	- S0342 Diócesis de Trujillo	5.000.000			5.000.000
	- S0343 Diócesis de Valle la Pascua	5.000.000			5.000.000
	- S0871 Otras ayudas para reparar edificaciones Eclesiásticas	43.619.920			43.619.920
	- S0952 Sostenimiento de Misiones	3.000.000			3.000.000
	- S0953 Sostenimiento de Seminarios	3.000.000			3.000.000
	- S1021 Arquidiócesis de Cumaná	10.000.000			10.000.000
	- S1058 Obispos Eméritos	5.000.000			5.000.000
	- S1059 Vicariato Apostólico de Machiques	5.000.000			5.000.000
	- S1060 Vicariato Apostólico de Caroní	5.000.000			5.000.000
	- S1061 Vicariato Apostólico de Puerto Ayacucho	5.000.000			5.000.000
	- S1062 Rectores de Seminario	3.000.000			3.000.000
	- S1147 Diócesis de Puerto Cabello	5.000.000			5.000.000
	- S1148 Diócesis de El Vigía	5.000.000			5.000.000
	- S1269 Convenio de Asistencia Religiosa en las Cárceles	65.000.000			65.000.000
	- S1288 Diócesis de Punto Fijo	5.000.000			5.000.000
	- S1289 Diócesis de Guarenas	5.000.000			5.000.000
	- S1291 Proyecto de Orientación Católica Salud y Familia AC	3.000.000			3.000.000
	- S1296 Oficina de Postulación de la Causa de Beatificación Doctor José Gregorio Hernández	3.000.000			3.000.000
	- S1491 Diócesis de Carúpano	5.000.000			5.000.000
	- S1521 Museo Diocesano Lucas Guillermo Castillo	5.000.000			5.000.000

RELACION DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1529 Catedral Arquidiocesana de Calabozo	5.000.000			5.000.000
	- S1530 Casa Hogar Monseñor Alvarez	5.000.000			5.000.000
	- S1544 Archivo Histórico de la Arquidiócesis de Caracas	5.000.000			5.000.000
	- S1735 Diócesis de Acarigua Araure	5.000.000			5.000.000
	- S1737 Fundación Red	5.000.000			5.000.000
	- S1744 Santuario Nacional Nuestra Señora de Coromoto	5.000.000			5.000.000
	- S1748 Asociación Civil Proconstrucción Santuario Niño Jesús	5.000.000			5.000.000
	- S1750 Fundación Maria Madre de los Pobres	5.000.000			5.000.000
	- S1781 Capilla Santísima Trinidad	5.000.000			5.000.000
	- S1783 Iglesia Cristiana Evangélica Camino de Santidad	5.000.000			5.000.000
	- S1784 Colegio de Capellanes de Venezuela (COCAVEN)	5.000.000			5.000.000
	- S1785 Parroquia Nuestra Señora del Rosario de Fátima	5.000.000			5.000.000
	- S1786 Asociación Civil del Santísimo Sacramento de la Iglesia Nuestra Señora del Rosario de Cabure	5.000.000			5.000.000
	- S1787 Fundación Juan Pablo II	5.000.000			5.000.000
4.07.01.01.99	Otras Transferencias Corrientes Internas al Sector Privado	644.590.000			644.590.000
	- S0963 Transferencias Diversas	644.590.000			644.590.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	384.150.000			384.150.000
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	384.150.000			384.150.000
4.07.02.01.00	Transferencias Corrientes al Exterior	384.150.000			384.150.000
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	384.150.000			384.150.000
	- I0119 Organización Internacional de Policía (INTERPOL).	300.000.000			300.000.000
	-I0232 Secretaría General de la Comunidad Andina	84.150.000			84.150.000

Proyecto: Modernización de la Plataforma Tecnológica del Ministerio del Interior y Justicia

Unidad de Medida: Dotación

Cantidad 1.664

Asignación Presupuestaria: 13.286.791.470

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Alcanzar la Justicia Social

Objetivos Específicos: Contribuir para Garantizar el Disfrute de los Derechos Sociales de forma Universal y Equitativa Proporcionando Herramientas que Faciliten la Participación Social y Generar Poder Ciudadano, en Espacios Públicos de Decisión.

Resultado: Contar con una Plataforma Tecnológica en cuanto a harware, software y Telecomunicaciones Acorde a las Exigencias de las Nuevas Necesidades Técnicas de las Diferentes Dependencias del Ministerio del Interior y Justicia.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.815.660.863				1.815.660.863
4.02	Materiales, Suministros y Mercancías	843.700.000				843.700.000
4.03	Servicios no Personales	2.742.618.782				2.742.618.782
4.04	Activos Reales	7.884.811.825				7.884.811.825
	TOTAL	13.286.791.470				13.286.791.470

Proyecto:	Consolidación de la Fuerza de Tarea Humanitaria Simón Bolívar
Unidad de Medida:	Asistencia Técnica
Cantidad	120
Asignación Presupuestaria:	17.144.127.096
Área Estratégica:	Equilibrio social
Objetivo Estratégico:	Alcanzar la Justicia Social
Objetivos Específicos:	Consolidar y Fortalecer la Fuerza de Tarea Humanitaria "Simón Bolívar" para que Ejecute los Planes Operacionales Establecidos por la Organización Nacional de Protección Civil y Administración de Desastres, en caso de Estado de Alarma Nacional
Resultado:	Permanencia en el Tiempo de las labores de Prevención y Atención de Desastres en todo el Territorio Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	3.823.601.340				3.823.601.340
4.02	Materiales, Suministros y Mercancías	4.573.159.356				4.573.159.356
4.03	Servicios no Personales	8.747.366.400				8.747.366.400
	TOTAL	17.144.127.096				17.144.127.096

Proyecto: Capacitación y Formación en Investigación Criminal

Unidad de medida: Graduando

Cantidad 2.053

Asignación Presupuestaria: 9.969.684.766

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Alcanzar la Justicia Social

Objetivos Específicos: Capacitación de Agentes de Investigación Criminal y Formación de Técnicos Superior Universitarios y Licenciados en Ciencias Policiales y Criminalísticas

Resultado: Capacitación de Agentes de Investigación Criminal y Formación de Técnicos Superior Universitarios y Licenciados en Ciencias Policiales y Criminalísticas, para la Investigación Científica del Delito

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	7.909.288.645				7.909.288.645
4.02	Materiales, Suministros y Mercancías	566.335.000				566.335.000
4.03	Servicios no Personales	945.153.360				945.153.360
4.04	Activos Reales	352.579.824				352.579.824
4.07	Transferencias y Donaciones	196.327.937				196.327.937
	TOTAL	9.969.684.766				9.969.684.766

Proyecto:	Capacitación a las Comunidades en Autoprotección, Prevención y Atención de Eventos Adversos
Unidad de Medida:	Comunidad
Cantidad	1.500
Asignación Presupuestaria:	4.169.234.958
Área estratégica:	Equilibrio social
Objetivo Estratégico:	Alcanzar la Justicia Social
Objetivos Especificos:	Capacitar 510 Comunidades en todo el País en Autoprotección, Prevención y Atención de Eventos Adversos
Resultado:	Capacitar a las Comunidades en Autoprotección, Prevención y Atención de Eventos Adversos para su seguridad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	720.864.727				720.864.727
4.02	Materiales, Suministros y Mercancías	1.224.037.723				1.224.037.723
4.03	Servicios no Personales	1.427.065.908				1.427.065.908
4.04	Activos Reales	797.266.600				797.266.600
	TOTAL	**4.169.234.958**				**4.169.234.958**

Proyecto:	Integración de las Comunidades Organizadas en la Ejecución y Control de la Inversión Estadal y Municipal de las Asignaciones Económicas Especiales.
Unidad de Medida:	Asistencia Técnica
Cantidad	324
Asignación Presupuestaria:	1.781.554.590
Área Estratégica:	Equilibrio Social
objetivo Estratégico:	Alcanzar La Justicia Social
objetivos Específicos:	Potenciar la Participación y la Contraloría Social en la Formulación, Ejecución y Control de la Inversión Estadal y Municipal de las Asignaciones Económicas Especiales
Resultado:	Asistencia Técnica a Comunidades Organizadas, Gobernaciones y Alcaldías

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.439.114.741				1.439.114.741
4.02	Materiales, Suministros y Mercancías	193.340.723				193.340.723
4.03	Servicios no Personales	149.099.126				149.099.126
	TOTAL	1.781.554.590				1.781.554.590

Proyecto: Creación de Direcciones Municipales de Protección Civil y Administración de Desastres

Unidad de medida: Oficina

Cantidad 37

Asignación Presupuestaria: 835.678.195

Área Estratégica: Equilibrio social

Objetivo estratégico: Acelerar la Creación de Direcciones Municipales de Protección Civil y Administración de Desastres

Objetivos específicos: Promocionar la Creación de Direcciones Municipales del Protección Civil y Administración de Desastres

Resultado: Direcciones Municipales de Protección Civil y Administración de Desastres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	321.274.575				321.274.575
4.02	Materiales, Suministros y Mercancías	64.312.709				64.312.709
4.03	Servicios no Personales	325.038.916				325.038.916
4.04	Activos Reales	40.901.995				40.901.995
4.07	Transferencias y Donaciones	84.150.000				84.150.000
	TOTAL	835.678.195				835.678.195

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	84.150.000				84.150.000
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	84.150.000				84.150.000
4.07.02.01.00	Transferencias Corrientes al Exterior	84.150.000				84.150.000
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	84.150.000				84.150.000
	- I0232 Secretaría General de la Comunidad Andina	84.150.000				84.150.000

Proyecto:	Misión Justicia
Unidad de Medida:	Caso Atendido
Cantidad	19.291
Asignación Presupuestaria:	2.051.988.359
Área Estratégica:	Equilibrio Social
Objetivo Estratégico:	Alcanzar la Justicia Social
Objetivos Específicos:	Incorporar a un mayor Numero de Ciudadanos a los Beneficios Sociales
Resultado:	Asistencia Jurídica Gratuita, Tramites Legales, Extradiciones, Cartas Rogatorias, Traslado de Condenados o Repatriaciones, Intérpretes Públicos, Depositarias Judiciales, Religiones y Cultos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.316.696.883				1.316.696.883
4.02	Materiales, Suministros y Mercancías	46.690.000				46.690.000
4.03	Servicios no Personales	78.008.600				78.008.600
4.04	Activos Reales	126.972.956				126.972.956
4.07	Transferencias y Donaciones	483.619.920				483.619.920
	TOTAL	**2.051.988.359**				**2.051.988.359**

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	483.619.920				483.619.920
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	483.619.920				483.619.920
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	483.619.920				483.619.920
4.07.01.01.76	Subsidios a Entidades Religiosas	483.619.920				483.619.920
	- S0025 Arquidiócesis de Barquisimeto	10.000.000				10.000.000
	- S0026 Arquidiócesis de Caracas	10.000.000				10.000.000
	- S0027 Arquidiócesis de Ciudad Bolívar	10.000.000				10.000.000
	- S0028 Arquidiócesis de Maracaibo	10.000.000				10.000.000
	- S0029 Arquidiócesis de Mérida	10.000.000				10.000.000
	- S0030 Arquidiócesis de Valencia	10.000.000				10.000.000
	- S0295 Conferencia Episcopal	65.000.000				65.000.000
	- S0324 Diócesis de Barcelona	5.000.000				5.000.000
	- S0325 Diócesis de Barinas	5.000.000				5.000.000
	- S0326 Diócesis de Cabimas	5.000.000				5.000.000
	- S0327 Diócesis de Calabozo	10.000.000				10.000.000
	- S0328 Diócesis de Carora	5.000.000				5.000.000
	- S0329 Arquidiócesis de Coro	10.000.000				10.000.000
	- S0331 Diócesis de Guanare	5.000.000				5.000.000
	- S0332 Diócesis de Guayana	5.000.000				5.000.000
	- S0333 Diócesis de la Guaira	5.000.000				5.000.000
	- S0334 Diócesis de los Teques	5.000.000				5.000.000
	- S0335 Diócesis de Maracay	5.000.000				5.000.000

RELACION DE SUBSIDIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- S0332 Diócesis de Guayana	5.000.000				5.000.000
	- S0333 Diócesis de la Guaira	5.000.000				5.000.000
	- S0334 Diócesis de los Teques	5.000.000				5.000.000
	- S0335 Diócesis de Maracay	5.000.000				5.000.000
	- S0336 Diócesis de Margarita	5.000.000				5.000.000
	- S0337 Diócesis de Maturín	5.000.000				5.000.000
	- S0338 Diócesis de San Carlos	5.000.000				5.000.000
	- S0339 Diócesis de San Cristóbal	5.000.000				5.000.000
	- S0340 Diócesis de San Felipe	5.000.000				5.000.000
	- S0341 Diócesis de San Fernando de Apure	5.000.000				5.000.000
	- S0342 Diócesis de Trujillo	5.000.000				5.000.000
	- S0343 Diócesis de Valle la Pascua	5.000.000				5.000.000
	- S0871 Otras ayudas para reparar edificaciones Eclesiásticas	43.619.920				43.619.920
	- S0952 Sostenimiento de Misiones	3.000.000				3.000.000
	- S0953 Sostenimiento de Seminarios	3.000.000				3.000.000
	- S1021 Arquidiócesis de Cumaná	10.000.000				10.000.000
	- S1058 Obispos Eméritos	5.000.000				5.000.000
	- S1059 Vicariato Apostólico de Machiques	5.000.000				5.000.000
	- S1060 Vicariato Apostólico de Caroní	5.000.000				5.000.000
	- S1061 Vicariato Apostólico de Puerto Ayacucho	5.000.000				5.000.000
	- S1062 Rectores de Seminario	3.000.000				3.000.000

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- S1147 Diócesis de Puerto Cabello	5.000.000				5.000.000
	- S1148 Diócesis de El Vigía	5.000.000				5.000.000
	- S1269 Convenio de Asistencia Religiosa en las Cárceles	65.000.000				65.000.000
	- S1288 Diócesis de Punto Fijo	5.000.000				5.000.000
	- S1289 Diócesis de Guarenas	5.000.000				5.000.000
	- S1291 Proyecto de Orientación Católica Salud y Familia AC	3.000.000				3.000.000
	- S1296 Oficina de Postulación de la Causa de Beatificación Doctor José Gregorio Hernández	3.000.000				3.000.000
	- S1491 Diócesis de Carúpano	5.000.000				5.000.000
	- S1521 Museo Diocesano Lucas Guillermo Castillo	5.000.000				5.000.000
	- S1529 Catedral Arquidiocesana de Calabozo	5.000.000				5.000.000
	- S1530 Casa Hogar Monseñor Alvarez	5.000.000				5.000.000
	- S1544 Archivo Histórico de la Arquidiócesis de Caracas	5.000.000				5.000.000
	- S1735 Diócesis de Acarigua Araure	5.000.000				5.000.000
	- S1737 Fundación Red	5.000.000				5.000.000
	- S1744 Santuario Nacional Nuestra Señora de Coromoto	5.000.000				5.000.000
	- S1748 Asociación Civil Proconstrucción Santuario Niño Jesús	5.000.000				5.000.000

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- S1750 Fundación María Madre de los Pobres	5.000.000				5.000.000
	- S1781 Capilla Santísima Trinidad	5.000.000				5.000.000
	- S1783 Iglesia Cristiana Evangélica Camino de Santidad	5.000.000				5.000.000
	- S1784 Colegio de Capellanes de Venezuela (COCAVEN)	5.000.000				5.000.000
	- S1785 Parroquia Nuestra Señora del Rosario de Fátima	5.000.000				5.000.000
	- S1786 Asociación Civil del Santísimo Sacramento de la Iglesia Nuestra Señora del Rosario de Cabure	5.000.000				5.000.000
	- S1787 Fundación Juan Pablo II	5.000.000				5.000.000

Proyecto: Asistencia a la Población Venezolana en Materia de Defensa y Educación de los Derechos Humanos

Unidad de Medida: Asistencia Técnica

Cantidad 1.000

Asignación Presupuestaria: 2.971.490.388

Área Estratégica: Equilibrio Social

Objetivo Estratégico: alcanzar la Justicia Social

Objetivos Específicos: Asistencia a la Población Venezolana en la Formulación de Políticas, Planes y Programas Inherentes al Respeto, Promoción y Defensa de los Derechos Humanos

Resultado: Disminución de Violencia en Centros Penitenciarios y Capacitación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.642.914.161				1.642.914.161
4.02	Materiales, Suministros y mercancías	154.830.651				154.830.651
4.03	Servicios no Personales	1.039.341.392				1.039.341.392
4.04	Activos Reales	134.404.184				134.404.184
	TOTAL	2.971.490.388				2.971.490.388

Proyecto: Humanización del Sistema Penitenciario

Unidad de Medida: Interno

Cantidad 25.000

Asignación Presupuestaria: 156.105.403.919

Área estratégica: Equilibrio Social

Objetivo Estratégico: Avanzar en la Conformación de la Nueva Estructura Social

Objetivos Específicos: Mejorar el Sistema Penitenciario a través del Rescate de la Disciplina, Proporcionando un Tratamiento Integral a la Población que se encuentra en Tratamiento Intra y Extra Muro

Resultado: Atención Integral de la Población Privada de Libertad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	77.177.708.778				77.177.708.778
4.02	Materiales, Suministros y Mercancías	59.958.621.163				59.958.621.163
4.03	Servicios no Personales	13.329.755.668				13.329.755.668
4.04	Activos Reales	1.765.163.900				1.765.163.900
4.07	Transferencias y Donaciones	3.874.154.410				3.874.154.410
	TOTAL	156.105.403.919				156.105.403.919

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	3.229.564.410				3.229.564.410
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	3.229.564.410				3.229.564.410
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	3.229.564.410				3.229.564.410
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	74.000.000				74.000.000
	- A0046 Instituto Nacional de Cooperación Educativa (INCE)	60.000.000				60.000.000
	- A0087 Universidad Nacional Abierta (UNA)	14.000.000				14.000.000
4.07.01.03.10	Transferencias Corrientes al Poder Estadal	3.155.564.410				3.155.564.410
	- E6300 Estado Mérida	3.155.564.410				3.155.564.410

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	644.590.000				644.590.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	644.590.000				644.590.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	644.590.000				644.590.000
4.07.01.01.99	Otras Transferencias Corrientes Internas al Sector Privado	644.590.000				644.590.000
	- S0963 Transferencias Diversas	644.590.000				644.590.000

Proyecto: Formación de Efectivos Policiales con Alto Nivel de Capacitación

Unidad de Medida: Policía

Cantidad 2.830

Asignación Presupuestaria: 17.275.366.905

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Alcanzar la Justicia Social

Objetivos Específicos: Capacitar a Efectivos Policiales con un Perfil Integral

Resultado: Formación y capacitación de 2.830 Efectivos Policiales de Seguridad y Orden Público

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	5.338.516.487				5.338.516.487
4.02	Materiales, Suministros y Mercancías	5.911.988.355				5.911.988.355
4.03	Servicios no Personales	2.445.630.929				2.445.630.929
4.04	Activos Reales	3.579.231.134				3.579.231.134
	TOTAL	17.275.366.905				17.275.366.905

Proyecto: Fortalecimiento en los Procesos Tecno-Científicos y de Investigación Penal del CICPC

Unidad de Medida: Experticia

Cantidad 83.000

Asignación Presupuestaria: 221.472.376.876

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Alcanzar la Justicia Social

Objetivos Específicos: Adquirir y Desarrollar e Implementar Acciones Dirigidas al Optimo Funcionamiento de la Institución

Resultado: Cumplimiento con la Sociedad y su Demanda con los Órganos de Seguridad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	183.891.228.091				183.891.228.091
4.02	Materiales, Suministros y Mercancías	5.952.886.400				5.952.886.400
4.03	Servicios no Personales	19.290.446.624				19.290.446.624
4.04	Activos Reales	11.737.815.761				11.737.815.761
4.06	Gastos de Defensa y Seguridad del Estado	300.000.000				300.000.000
4.07	Transferencias y Donaciones	300.000.000				300.000.000
	TOTAL	221.472.376.876				221.472.376.876

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	300.000.000				300.000.000
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	300.000.000				300.000.000
4.07.02.01.00	Transferencias Corrientes al Exterior	300.000.000				300.000.000
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	300.000.000				300.000.000
	- I0119 Organización Internacional de Policía (INTERPOL)	300.000.000				300.000.000

Proyecto: Consolidación de los Servicios de Identificación, Migración y Extranjería

Unidad de Medida: Solicitud

Cantidad 9.132.130

Asignación Presupuestaria: 86.228.800.997

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Alcanzar la Justicia Social

Objetivos Específicos: Utilizar Tecnológica de Punta que Permita el uso de Nuevos Instrumentos, para Garantizar los Derechos de los Ciudadano en Materia de Identificación.

Resultado: Ciudadano Beneficiados con Emisión Confiable y Oportuna de Documentos de Identidad.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	49.942.276.275				49.942.276.275
4.02	Materiales, Suministros y Mercancías	11.345.009.821				11.345.009.821
4.03	Servicios no Personales	7.817.065.179				7.817.065.179
4.04	Activos Reales	3.120.477.722				3.120.477.722
4.07	Transferencias y Donaciones	14.003.972.000				14.003.972.000
	TOTAL	86.228.800.997				86.228.800.997

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	14.003.972.000				14.003.972.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	13.082.017.000				13.082.017.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	13.082.017.000				13.082.017.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	13.082.017.000				13.082.017.000
	- A0423 Fundación Misión Identidad	13.082.017.000				13.082.017.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	921.955.000				921.955.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	921.955.000				921.955.000
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	921.955.000				921.955.000
	-A0423 Fundación Misión Identidad	921.955.000				921.955.000

Proyecto:	Reestructuración de los Servicios de Inteligencia y Prevención
Unidad de Medida:	Informe
Cantidad	365
Asignación Presupuestaria:	146.959.832.388
Área Estratégica:	Equilibrio Político
Objetivo Estratégico:	Acelerar la Creación de la Nueva Institucionalidad del Estado
Objetivos Específicos:	Consolidar la Estabilidad Política y Social
Resultado:	Transformación Institucional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	83.237.236.872				83.237.236.872
4.02	Materiales, Suministros y Mercancías	8.689.471.650				8.689.471.650
4.03	Servicios no Personales	5.203.540.000				5.203.540.000
4.04	Activos Reales	5.635.907.047				5.635.907.047
4.06	Gastos de Defensa y Seguridad del Estado	25.000.000.000				25.000.000.000
4.07	Transferencias y Donaciones	19.193.676.819				19.193.676.819
	TOTAL	**146.959.832.388**				**146.959.832.388**

Proyecto:	Fortalecimiento de la Política Interior y Fomento de la Participación Popular
Unidad de Medida:	Asistencia Técnica
Cantidad	4.857
Asignación Presupuestaria:	1.782.481.963
Área Estratégica:	Equilibrio Político
Objetivo Estratégico:	Construir la Democracia Bolivariana
Objetivos Específicos:	Reactivar la Formulación y Coordinación de Políticas Basadas en los Lineamientos Estratégicos del Gobierno Bolivariano, con Especial Énfasis en la Inclusión Social, la Promoción de la Participación Popular, y la Integración Gobierno - Pueblo con Apoyo en la Realización de Operaciones Automatizadas
Resultado:	Asesoría en Materia Legal y Denuncias Tramitadas; Cursos y Talleres sobre la Participación Ciudadana y Tramitación de Asuntos Civiles de Venezolanos en el Exterior

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.120.614.074				1.120.614.074
4.02	Materiales, Suministros y Mercancías	118.746.776				118.746.776
4.03	Servicios no Personales	316.944.978				316.944.978
4.04	Activos Reales	226.176.135				226.176.135
	TOTAL	1.782.481.963				1.782.481.963

Proyecto: Inspección y Fiscalización de las Empresas Mercantiles y Asociaciones Cooperativas de Vigilancia y Seguridad Privada

Unidad de Medida: Inspección/Fiscalización

Cantidad 300

Asignación Presupuestaria: 329.500.000

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Alcanzar la Justicia Social

Objetivos Específicos: Inspeccionar y Fiscalizar Empresas de Vigilancia Privada

Resultado: Legalización de las Empresas de Vigilancia y Seguridad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	21.500.000				21.500.000
4.03	Servicios no Personales	167.000.000				167.000.000
4.04	Activos Reales	141.000.000				141.000.000
	TOTAL	329.500.000				329.500.000

Proyecto:	Red Nacional Contra la Corrupción
Unidad de Medida:	Sistema
Cantidad	1
Asignación Presupuestaria:	1.962.500.000
Área Estratégica:	Equilibrio Social
Objetivo Estratégico:	Alcanzar la Justicia Social
Objetivos Específicos:	Lucha Anti-Corrupción
Resultado:	Sistema de Información para la Estabilidad Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	714.000.000				714.000.000
4.02	Materiales, Suministros y Mercancías	22.470.000				22.470.000
4.03	Servicios no Personales	317.794.000				317.794.000
4.04	Activos Reales	545.236.000				545.236.000
4.06	Gastos de Defensa y seguridad del Estado	363.000.000				363.000.000
	TOTAL	1.962.500.000				1.962.500.000

Proyecto:	Prevención del Delito desde el Ámbito Nacional
Unidad de Medida:	Comunidad
Cantidad	2.500
Asignación Presupuestaria:	7.294.282.602
Área Estratégica:	Equilibrio Social
Objetivo Estratégico:	Avanzar en la Conformación de la Nueva Estructura Social
Objetivos Específicos:	Fortalecimiento del Sistema de Seguridad Ciudadana
Resultado:	Participación y Organización de la Comunidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	4.946.679.207				4.946.679.207
4.02	Materiales, Suministros y Mercancías	1.368.157.549				1.368.157.549
4.03	Servicios no Personales	907.445.846				907.445.846
4.04	Activos Reales	72.000.000				72.000.000
	TOTAL	7.294.282.602				7.294.282.602

Proyecto:	Apoyo a la Reforma del Sistema de Justicia Penal
Unidad de Medida:	Plan
Cantidad	1
Asignación Presupuestaria:	52.045.712.617
Área Estratégica:	Equilibrio Social
Objetivo Estratégico:	Acelerar la Creación de la Nueva Institucionalidad del Aparato del Estado
Objetivos Específicos:	Fortalecer las Instituciones del Sector Justicia con el fin de Lograr que el Proceso Penal sea más Justo, Transparente y Eficiente, que Conlleve a Incrementar la Participación y la Confianza de la Sociedad en el Sistema de Justicia Penal, Reducir la Violencia Penitenciaria a través del Mejoramiento de las Condiciones de Vida de la Población Privada de su Libertad.
Resultado:	Fortalecimiento de las Áreas de Administración de Justicia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal - Apoyo a la Reforma del Sistema de Justicia Penal		444.620.004			444.620.004
4.02	Materiales, Suministros y Mercancías - Apoyo a la Reforma del Sistema de Justicia Penal		45.000.000			45.000.000
4.03	Servicios no Personales - Apoyo a la Reforma del Sistema de Justicia Penal	2.319.000.000	15.421.008.478			17.740.008.478
4.04	Activos Reales - Apoyo a la Reforma del Sistema de Justicia Penal		33.816.084.135			33.816.084.135
	TOTAL	2.319.000.000	49.726.712.617			52.045.712.617

Ejecución que Excede al Ejercicio Presupuestario (En Millones de Bolívares)

Organismo : 26 Ministerio del Interior y Justicia

Proyecto : 260027000 Apoyo a la Reforma del Sistema de Justicia Penal

Fecha de Inicio : 28/08/2002

Fecha de Finalización : 31/12/2007

Costo Total : 52.045.712.617

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Construcción y Dotación de Centros de Tratamiento Comunitario	4.04	Activos Reales						11.667			
Rehabilitación de Sedes del Cuerpo de Investigaciones Científicas, Penales Y Criminalísticas	4.04	Activos Reales						2.589			
		TOTAL						14.256			

Proyecto:	Fortalecimiento del Ceremonial y el Acervo Histórico de la Nación
Unidad de Medida:	Acto
Cantidad	410
Asignación Presupuestaria:	5.441.636.668
Área Estratégica:	Equilibrio Social
Objetivo Estratégico:	Alcanzar la Justicia Social
Objetivos Específicos:	Promover la Ejecución de Proyectos a Favor del Fortalecimiento y Rescate del Ceremonial de Estado y el Acervo Histórico de la Nación
Resultado:	Difusión de Cultura a todas las Escalas y Optima Atención a Altas Autoridades

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	981.860.216				981.860.216
4.02	Materiales, Suministros y Mercancías	326.452.845				326.452.845
4.03	Servicios no Personales	3.442.899.316				3.442.899.316
4.04	Activos Reales	645.424.291				645.424.291
4.07	Transferencias y Donaciones	45.000.000				45.000.000
	TOTAL	5.441.636.668				5.441.636.668

RELACION DE SUBSIDIOS
En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	45.000.000				45.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	45.000.000				45.000.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	45.000.000				45.000.000
4.07.01.01.72	Subsidios Culturales al Sector Privado	45.000.000				45.000.000
	- S0856 Museo de Arte Colonial. Distrito Federal	22.500.000				22.500.000
	- S0932 Sociedad Bolivariana	22.500.000				22.500.000

Proyecto: Creación e Implementación del Sistema Nacional de Archivos

Unidad de Medida: Sistema

Cantidad 1

Asignación Presupuestaria: 1.216.967.861

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Fortalecimiento del Sistema de Seguridad Jurídica

Objetivos Específicos: Resguardo y Conservación del Patrimonio Histórico Documental Unificado

Resultado: Implementación del Sistema Nacional de Archivos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	658.340.528				658.340.528
4.02	Materiales, Suministros y Mercancías	126.178.974				126.178.974
4.03	Servicios no Personales	232.448.359				232.448.359
4.04	Activos Reales	200.000.000				200.000.000
	TOTAL	1.216.967.861				1.216.967.861

Proyecto: Transferencia para Financiar los Proyecto del Fondo de Edificaciones Penitenciarias (FONEP)

Unidad de Medida: Bolívares

Cantidad 78.534.720.660

Asignación Presupuestaria: 78.534.720.660

Área Estratégica: Equilibrio Social

Objetivo Estratégico: Avanzar en la Conformación de la Nueva Estructura Social

Objetivos Específicos: Transferir Recursos para Financiar el Proyecto Construcción y Rehabilitación de Centros Penitenciarios (Coro) que Ejecuta el Fondo Nacional para Edificaciones Penitenciarias

Resultado: Coadyuvar al Logro de la Construcción y Rehabilitación de Centros Penitenciarios (Coro)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones		78.534.720.660			78.534.720.660
	- Construcción y Rehabilitación de Centros Penitenciarios (Coro)		78.534.720.660			78.534.720.660
	TOTAL		78.534.720.660			78.534.720.660

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones		78.534.720.660			78.534.720.660
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		78.534.720.660			78.534.720.660
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		78.534.720.660			78.534.720.660
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales		78.534.720.660			78.534.720.660
	-A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)		78.534.720.660			78.534.720.660

PROYECTO:	Transferencia para Financiar el Proyecto del Instituto Autónomo Caja de Trabajo Penitenciario
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	3.769.900.000
ASIGNACIÓN PRESUPUESTARIA:	3.769.900.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la Conformación de la Nueva Estructura Social
OBJETIVOS ESPECIFICOS:	Transferir al Instituto Autónomo de Caja de Trabajo Penitenciario los Recursos para la Ejecución del Proyecto "Rehabilitación del Interno mediante el Trabajo Educativo en los Centros Penitenciarios"
RESULTADO:	Contribuir con la Rehabilitación Integral de 2.000 Internos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	3.769.900.000				3.769.900.000
	TOTAL	**3.769.900.000**				**3.769.900.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	3.769.900.000				3.769.900.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	3.769.900.000				3.769.900.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	3.769.900.000				3.769.900.000
4.07.01.03.02	Transferencias corrientes a Entes Descentralizados sin Fines Empresariales	3.769.900.000				3.769.900.000
	- A0003 Instituto Autónomo Caja de Trabajo Penitenciario	3.769.900.000				3.769.900.000

Proyecto:	Transferencia para Financiar el Proyecto del Instituto Autónomo de Previsión Social del CICPC
Unidad de Medida:	Bolívares
Cantidad	34.490.200.000
Asignación Presupuestaria:	34.490.200.000
Área Estratégica:	Equilibrio Social
Objetivo Estratégico:	Avanzar en la Conformación de la Nueva Estructura Social
Objetivos Específicos:	Transferir los Recursos para el Proyecto de Mantenimiento del Subsistema de Jubilaciones y Pensiones para el Personal del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas
Resultado:	Cooperar con el Mantenimiento del Subsistema de Jubilaciones y Pensiones para el Personal del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	34.490.200.000				34.490.200.000
	TOTAL	34.490.200.000				34.490.200.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	34.490.200.000				34.490.200.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	34.490.200.000				34.490.200.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	34.490.200.000				34.490.200.000
4.07.01.03.05	Transferencias Corrientes a Instituciones de Protección Social para Atender Beneficios de la Seguridad Social	34.490.200.000				34.490.200.000
	- A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalística	34.490.200.000				34.490.200.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	174.780.188.871				174.780.188.871
4.03	Servicios no Personales	1.740.904.692				1.740.904.692
	TOTAL	176.521.093.563				176.521.093.563

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	2.566.999.386				2.566.999.386
4.03	Servicios no Personales	49.917.551.475				49.917.551.475
4.04	Activos Reales	2.587.211.319				2.587.211.319
4.06	Gastos de Defensa y Seguridad del Estado	15.000.000.000				15.000.000.000
4.07	Transferencias y Donaciones	31.417.600.000				31.417.600.000
4.11	Disminución de Pasivos	2.037.500.000				2.037.500.000
	TOTAL	103.526.862.180				103.526.862.180

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	31.412.800.000				31.412.800.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	10.705.260.546				10.705.260.546
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	10.705.260.546				10.705.260.546
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	10.705.260.546				10.705.260.546
	- A0003 Instituto Autónomo Caja de Trabajo Penitenciario	2.931.600.000				2.931.600.000
	- A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)	7.773.660.546				7.773.660.546
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	20.707.539.454				20.707.539.454
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	20.707.539.454				20.707.539.454
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	20.707.539.454				20.707.539.454
	-A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)	20.707.539.454				20.707.539.454

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	54.666.844.256				54.666.844.256
	TOTAL	54.666.844.256				54.666.844.256

ACCIÓN CENTRALIZADA: Asignaciones Predeterminadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	16.517.221.645.404				16.517.221.645.404
	TOTAL	16.517.221.645.404				16.517.221.645.404

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	16.517.221.645.404				16.517.221.645.404
4.07.05.00.00	Situado	14.190.165.546.000				14.190.165.546.000
4.07.05.01.00	Situado Constitucional	14.190.165.546.000				14.190.165.546.000
4.07.05.01.01	Situado Estadal	11.352.132.436.800				11.352.132.436.800
	- E5000 Distrito Capital	753.302.217.914				753.302.217.914
	- E5100 Estado Amazonas	182.590.329.434				182.590.329.434
	- E5200 Estado Anzoátegui	569.163.749.155				569.163.749.155
	- E5300 Estado Apure	277.997.930.202				277.997.930.202
	- E5400 Estado Aragua	624.453.329.331				624.453.329.331
	- E5500 Estado Barinas	358.928.104.634				358.928.104.634
	- E5600 Estado Bolívar	584.502.888.558				584.502.888.558
	- E5700 Estado Carabobo	786.196.960.322				786.196.960.322
	- E5800 Estado Cojedes	228.411.649.855				228.411.649.855
	- E5900 Estado Delta Amacuro	186.411.737.299				186.411.737.299
	- E6000 Estado Falcón	402.201.329.811				402.201.329.811
	- E6100 Estado Guárico	356.792.490.944				356.792.490.944
	- E6200 Estado Lara	661.113.913.664				661.113.913.664
	- E6300 Estado Mérida	385.255.482.147				385.255.482.147
	- E6400 Estado Miranda	968.721.958.826				968.721.958.826
	- E6500 Estado Monagas	388.090.815.079				388.090.815.079
	- E6600 Estado Nueva Esparta	268.305.642.689				268.305.642.689
	- E6700 Estado Portuguesa	393.712.088.997				393.712.088.997
	- E6800 Estado Sucre	407.296.050.299				407.296.050.299

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E6900 Estado Táchira	481.725.303.765				481.725.303.765
	- E7000 Estado Trujillo	347.191.049.333				347.191.049.333
	- E7100 Estado Yaracuy	314.089.331.150				314.089.331.150
	- E7200 Estado Zulia	1.186.586.601.093				1.186.586.601.093
	- E7300 Estado Vargas	239.091.482.299				239.091.482.299
	Situado Municipal	2.838.033.109.200				2.838.033.109.200
	Distrito Capital	**188.325.554.479**				**188.325.554.479**
	- E5001 Municipio Libertador	188.325.554.479				188.325.554.479
	Amazonas	**45.647.582.358**				**45.647.582.358**
	- E5101 Municipio Atures	17.684.504.826				17.684.504.826
	- E5102 Municipio Alto Orinoco	6.413.419.906				6.413.419.906
	- E5103 Municipio Atabapo	4.957.756.055				4.957.756.055
	- E5104 Municipio Autana	4.397.455.785				4.397.455.785
	- E5105 Municipio Guainia	3.425.184.342				3.425.184.342
	- E5106 Municipio Manapiare	4.910.204.425				4.910.204.425
	- E5107 Municipio Río Negro	3.859.057.019				3.859.057.019
	Anzoátegui	**142.290.937.289**				**142.290.937.289**
	- E5201 Municipio Anaco	9.152.410.367				9.152.410.367
	- E5202 Municipio Aragua	5.049.302.748				5.049.302.748
	- E5203 Municipio Simón Bolívar	23.978.062.698				23.978.062.698
	- E5204 Municipio Manuel Ezequiel Bruzual	4.878.304.036				4.878.304.036
	- E5205 Municipio Francisco del Carmen Carvajal	3.694.887.170				3.694.887.170

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E5206 Municipio Juan Manuel Cajigal	4.004.420.106				4.004.420.106
	- E5207 Municipio Diego Bautista Urbaneja	4.308.969.716				4.308.969.716
	- E5208 Municipio Pedro María Freites	7.932.458.817				7.932.458.817
	- E5209 Municipio San José de Guanipa	6.881.566.322				6.881.566.322
	- E5210 Municipio Guanta	4.589.316.957				4.589.316.957
	- E5211 Municipio Independencia	5.541.036.329				5.541.036.329
	- E5212 Municipio Libertad	4.098.835.297				4.098.835.297
	- E5213 Municipio Francisco de Miranda	5.963.716.749				5.963.716.749
	- E5214 Municipio José Gregorio Monagas	5.435.678.489				5.435.678.489
	- E5215 Municipio Fernando de Peñalver	4.596.475.379				4.596.475.379
	- E5216 Municipio Píritu	4.253.742.749				4.253.742.749
	- E5217 Municipio Simón Rodríguez	11.942.188.079				11.942.188.079
	- E5218 Municipio Juan Antonio Sotillo	15.027.863.450				15.027.863.450
	- E5219 Municipio San Juan de Capistrano	3.502.506.901				3.502.506.901
	- E5220 Municipio Sir Mc Gregor	3.689.048.177				3.689.048.177
	- E5221 Municipio Santa Ana	3.770.146.753				3.770.146.753
	Apure	**69.499.482.550**				**69.499.482.550**
	- E5301 Municipio Achaguas	9.953.683.478				9.953.683.478
	- E5302 Municipio Biruaca	8.488.377.821				8.488.377.821
	- E5303 Municipio Muñoz	7.046.209.042				7.046.209.042
	- E5304 Municipio Páez	13.170.597.352				13.170.597.352

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E5305 Municipio Pedro Camejo	7.683.744.072				7.683.744.072
	- E5306 Municipio Rómulo Gallegos	6.770.438.212				6.770.438.212
	- E5307 Municipio San Fernando	16.386.432.573				16.386.432.573
	Aragua	**156.113.332.333**				**156.113.332.333**
	- E5401 Municipio Sucre	9.641.024.175				9.641.024.175
	- E5402 Municipio Bolívar	5.960.460.308				5.960.460.308
	- E5403 Municipio Camatagua	5.609.914.096				5.609.914.096
	- E5404 Municipio Girardot	24.963.003.782				24.963.003.782
	- E5405 Municipio José Angel Lamas	5.482.546.805				5.482.546.805
	- E5406 Municipio José Felix Ribas	11.637.464.232				11.637.464.232
	- E5407 Municipio Libertador	8.063.361.577				8.063.361.577
	- E5408 Municipio Santiago Mariño	13.404.802.628				13.404.802.628
	- E5409 Municipio Mario Briceño Iragorry	8.846.596.054				8.846.596.054
	- E5410 Municipio San Casimiro	5.683.690.302				5.683.690.302
	- E5411 Municipio San Sebastián	5.526.941.473				5.526.941.473
	- E5412 Municipio Santos Michelena	6.223.565.189				6.223.565.189
	- E5413 Municipio Tovar	5.017.996.083				5.017.996.083
	- E5414 Municipio Urdaneta	7.184.809.518				7.184.809.518
	- E5415 Municipio Zamora	11.442.896.656				11.442.896.656
	- E5416 Municipio José Rafael Revenga	6.424.253.681				6.424.253.681
	- E5417 Municipio Francisco Linares Alcántara	10.267.417.802				10.267.417.802
	- E5418 Municipio Ocumare de la Costa de Oro	4.732.587.972				4.732.587.972
	Barinas	**89.732.026.158**				**89.732.026.158**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E5501 Municipio Alberto Arvelo Torrealba	5.640.305.414				5.640.305.414
	- E5502 Municipio Antonio José de Sucre	8.189.866.797				8.189.866.797
	- E5503 Municipio Arismendi	5.503.337.394				5.503.337.394
	- E5504 Municipio Barinas	22.734.762.774				22.734.762.774
	- E5505 Municipio Bolívar	6.337.133.589				6.337.133.589
	- E5506 Municipio Cruz Paredes	4.954.288.151				4.954.288.151
	- E5507 Municipio Ezequiel Zamora	6.924.977.780				6.924.977.780
	- E5508 Municipio Obispos	5.463.230.538				5.463.230.538
	- E5509 Municipio Pedraza	7.932.656.627				7.932.656.627
	- E5510 Municipio Rojas	5.952.941.034				5.952.941.034
	- E5511 Municipio Sosa	5.429.628.098				5.429.628.098
	- E5512 Municipio Andrés Eloy Blanco	4.668.897.962				4.668.897.962
	Bolívar	**146.125.722.140**				**146.125.722.140**
	- E5601 Municipio Caroní	43.110.030.921				43.110.030.921
	- E5602 Municipio Cedeño	11.528.345.010				11.528.345.010
	- E5603 Municipio El Callao	7.171.103.178				7.171.103.178
	- E5604 Municipio Gran Sabana	8.584.502.257				8.584.502.257
	- E5605 Municipio Heres	22.890.315.794				22.890.315.794
	- E5606 Municipio Piar	11.599.110.049				11.599.110.049
	- E5607 Municipio Raúl Leoni	9.920.214.014				9.920.214.014
	- E5608 Municipio Roscio	7.299.612.378				7.299.612.378
	- E5609 Municipio Sifontes	8.624.017.142				8.624.017.142
	- E5610 Municipio Sucre	8.648.262.379				8.648.262.379
	- E5611 Municipio Padre Pedro Chien	6.750.209.018				6.750.209.018

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	Carabobo	**196.549.240.080**				**196.549.240.080**
	- E5701 Municipio Bejuma	9.370.893.392				9.370.893.392
	- E5702 Municipio Carlos Arvelo	14.647.382.217				14.647.382.217
	- E5703 Municipio Diego Ibarra	11.351.991.738				11.351.991.738
	- E5704 Municipio Guacara	14.194.903.499				14.194.903.499
	- E5705 Municipio Juan José Mora	10.215.458.204				10.215.458.204
	- E5706 Municipio Miranda	7.894.129.072				7.894.129.072
	- E5707 Municipio Montalbán	7.601.718.627				7.601.718.627
	- E5708 Municipio Puerto Cabello	15.911.975.753				15.911.975.753
	- E5709 Municipio San Joaquín	9.256.197.879				9.256.197.879
	- E5710 Municipio Valencia	44.519.157.398				44.519.157.398
	- E5711 Municipio Libertador	15.268.099.080				15.268.099.080
	- E5712 Municipio Los Guayos	13.378.424.407				13.378.424.407
	- E5713 Municipio Naguanagua	13.119.936.115				13.119.936.115
	- E5714 Municipio San Diego	9.818.972.699				9.818.972.699
	Cojedes	**57.102.912.464**				**57.102.912.464**
	- E5801 Municipio Anzoátegui	4.582.257.196				4.582.257.196
	- E5802 Municipio Falcón	11.583.449.028				11.583.449.028
	- E5803 Municipio Girardot	4.553.169.063				4.553.169.063
	- E5804 Municipio Pao de San Juan Bautista	5.372.485.796				5.372.485.796
	- E5805 Municipio Ricaurte	4.221.575.636				4.221.575.636
	- E5806 Municipio San Carlos	12.496.472.489				12.496.472.489

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E5807 Municipio Tinaco	6.066.209.239				6.066.209.239
	- E5808 Municipio Lima Blanco	3.753.399.785				3.753.399.785
	- E5809 Municipio Rómulo Gallegos	4.473.894.232				4.473.894.232
	Delta Amacuro	**46.602.934.325**				**46.602.934.325**
	- E5901 Municipio Tucupita	19.957.987.542				19.957.987.542
	- E5902 Municipio Antonio Díaz	10.705.426.109				10.705.426.109
	- E5903 Municipio Casacoima	9.521.742.405				9.521.742.405
	- E5904 Municipio Pedernales	6.417.778.269				6.417.778.269
	Falcón	**100.550.332.453**				**100.550.332.453**
	- E6001 Municipio Acosta	3.021.027.531				3.021.027.531
	- E6002 Municipio Bolívar	2.374.349.407				2.374.349.407
	- E6003 Municipio Buchivacoa	3.635.835.078				3.635.835.078
	- E6004 Municipio Cacique Manaure	2.387.928.988				2.387.928.988
	- E6005 Municipio Carirubana	15.599.465.904				15.599.465.904
	- E6006 Municipio Colina	4.201.752.969				4.201.752.969
	- E6007 Municipio Dabajuro	3.183.010.529				3.183.010.529
	- E6008 Municipio Democracia	2.870.251.784				2.870.251.784
	- E6009 Municipio Falcón	4.837.689.818				4.837.689.818
	- E6010 Municipio Federación	3.691.841.305				3.691.841.305
	- E6011 Municipio Jacura	2.921.343.681				2.921.343.681
	- E6012 Municipio Unión	2.933.425.127				2.933.425.127

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E6013 Municipio Los Taques	3.770.245.489				3.770.245.489
	- E6014 Municipio Mauroa	3.648.313.242				3.648.313.242
	- E6015 Municipio Miranda	13.728.885.954				13.728.885.954
	- E6016 Municipio Monseñor Iturriza	3.164.152.337				3.164.152.337
	- E6017 Municipio Palmasola	2.281.701.848				2.281.701.848
	- E6018 Municipio Petit	2.782.407.972				2.782.407.972
	- E6019 Municipio Píritu	2.630.142.432				2.630.142.432
	- E6020 Municipio San Francisco	2.506.376.579				2.506.376.579
	- E6021 Municipio Silva	3.825.805.169				3.825.805.169
	- E6022 Municipio Zamora	3.758.955.782				3.758.955.782
	- E6023 Municipio Sucre	2.275.015.887				2.275.015.887
	- E6024 Municipio Tocópero	2.118.829.360				2.118.829.360
	- E6025 Municipio Urumaco	2.401.578.281				2.401.578.281
	Guárico	**89.198.122.736**				**89.198.122.736**
	- E6101 Municipio Camaguán	4.124.572.941				4.124.572.941
	- E6102 Municipio Chaguaramas	3.622.574.790				3.622.574.790
	- E6103 Municipio El Socorro	3.852.830.281				3.852.830.281
	- E6104 Municipio Leonardo Infante	10.434.191.953				10.434.191.953
	- E6105 Municipio Las Mercedes	4.889.742.794				4.889.742.794
	- E6106 Municipio Julián Mellado	4.585.066.067				4.585.066.067
	- E6107 Municipio Francisco de Miranda	12.019.846.808				12.019.846.808
	- E6108 Municipio José Tadeo Monagas	7.562.897.448				7.562.897.448

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E6109 Municipio Ortiz	4.359.542.152				4.359.542.152
	- E6110 Municipio José Félix Ribas	5.512.970.461				5.512.970.461
	- E6111 Municipio Juan Germán Roscio	10.306.475.636				10.306.475.636
	- E6112 Municipio Santa María de Ipire	3.742.556.587				3.742.556.587
	- E6113 Municipio San José de Guaribe	3.407.037.772				3.407.037.772
	- E6114 Municipio Pedro Zaraza	6.498.486.098				6.498.486.098
	- E6115 Municipio San Gerónimo de Guayabal	4.279.330.948				4.279.330.948
	Lara	**165.278.478.416**				**165.278.478.416**
	- E6201 Municipio Andrés Eloy Blanco	10.913.840.761				10.913.840.761
	- E6202 Municipio Crespo	10.875.364.240				10.875.364.240
	- E6203 Municipio Iribarren	56.735.466.617				56.735.466.617
	- E6204 Municipio Jiménez	13.097.867.755				13.097.867.755
	- E6205 Municipio Morán	15.157.776.480				15.157.776.480
	- E6206 Municipio Palavecino	15.537.140.115				15.537.140.115
	- E6207 Municipio Simón Planas	10.234.812.281				10.234.812.281
	- E6208 Municipio Torres	20.039.027.322				20.039.027.322
	- E6209 Municipio Urdaneta	12.687.182.845				12.687.182.845
	Mérida	**96.313.870.537**				**96.313.870.537**
	- E6301 Municipio Alberto Adriani	9.470.211.314				9.470.211.314
	- E6302 Municipio Andrés Bello	2.852.234.719				2.852.234.719
	- E6303 Municipio Antonio Pinto Salinas	3.531.752.623				3.531.752.623

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E6304 Municipio Aricagua	2.486.254.851				2.486.254.851
	- E6305 Municipio Arzobispo Chacón	3.443.855.010				3.443.855.010
	- E6306 Municipio Campo Elías	7.835.722.422				7.835.722.422
	- E6307 Municipio Caracciolo Parra Olmedo	3.767.602.552				3.767.602.552
	- E6308 Municipio Cardenal Quintero	2.575.848.507				2.575.848.507
	- E6309 Municipio Guaraque	2.679.901.441				2.679.901.441
	- E6310 Municipio Julio César Salas	2.836.484.609				2.836.484.609
	- E6311 Municipio Justo Briceño	2.467.966.237				2.467.966.237
	- E6312 Municipio Libertador	15.603.692.748				15.603.692.748
	- E6313 Municipio Miranda	3.367.891.299				3.367.891.299
	- E6314 Municipio Obispo Ramos de Lora	3.445.485.865				3.445.485.865
	- E6315 Municipio Padre Noguera	2.144.286.319				2.144.286.319
	- E6316 Municipio Pueblo Llano	2.586.620.491				2.586.620.491
	- E6317 Municipio Rangel	3.121.411.443				3.121.411.443
	- E6318 Municipio Rivas Dávila	3.038.918.928				3.038.918.928
	- E6319 Municipio Santos Marquina	2.926.938.622				2.926.938.622
	- E6320 Municipio Sucre	5.373.437.690				5.373.437.690
	- E6321 Municipio Tovar	4.140.230.263				4.140.230.263
	- E6322 Municipio Tulio Febres Cordero	4.127.444.418				4.127.444.418
	- E6323 Municipio Zea	2.489.678.166				2.489.678.166
	Miranda	**242.180.489.707**				**242.180.489.707**
	- E6401 Municipio Acevedo	11.778.987.545				11.778.987.545

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E6402 Municipio Andrés Bello	6.427.937.001				6.427.937.001
	- E6403 Municipio Baruta	18.481.409.134				18.481.409.134
	- E6404 Municipio Brión	8.393.898.789				8.393.898.789
	- E6405 Municipio Carrizal	7.440.004.957				7.440.004.957
	- E6406 Municipio Cristóbal Rojas	9.446.208.195				9.446.208.195
	- E6407 Municipio Buroz	6.574.955.712				6.574.955.712
	- E6408 Municipio Chacao	8.275.092.193				8.275.092.193
	- E6409 Municipio Guaicaipuro	18.043.460.514				18.043.460.514
	- E6410 Municipio El Hatillo	8.162.002.857				8.162.002.857
	- E6411 Municipio Independencia	12.409.549.664				12.409.549.664
	- E6412 Municipio Lander	11.656.599.675				11.656.599.675
	- E6413 Municipio Los Salias	8.471.658.761				8.471.658.761
	- E6414 Municipio Páez	8.304.599.394				8.304.599.394
	- E6415 Municipio Paz Castillo	10.476.350.274				10.476.350.274
	- E6416 Municipio Pedro Gual	7.551.605.782				7.551.605.782
	- E6417 Municipio Plaza	15.482.879.870				15.482.879.870
	- E6418 Municipio Simón Bolívar	7.104.854.030				7.104.854.030
	- E6419 Municipio Sucre	32.769.319.529				32.769.319.529
	- E6420 Municipio Urdaneta	11.134.537.088				11.134.537.088
	- E6421 Municipio Zamora	13.794.578.743				13.794.578.743
	Monagas	**97.022.703.770**				**97.022.703.770**
	- E6501 Municipio Acosta	4.533.900.458				4.533.900.458

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E6502 Municipio Bolívar	5.911.865.288				5.911.865.288
	- E6503 Municipio Caripe	5.581.107.973				5.581.107.973
	- E6504 Municipio Cedeño	5.633.764.717				5.633.764.717
	- E6505 Municipio Ezequiel Zamora	7.065.577.074				7.065.577.074
	- E6506 Municipio Libertador	6.366.837.209				6.366.837.209
	- E6507 Municipio Maturín	32.811.256.099				32.811.256.099
	- E6508 Municipio Piar	6.327.012.702				6.327.012.702
	- E6509 Municipio Punceres	5.125.141.879				5.125.141.879
	- E6510 Municipio Sotillo	5.021.284.962				5.021.284.962
	- E6511 Municipio Aguasay	4.534.131.029				4.534.131.029
	- E6512 Municipio Santa Barbara	3.974.178.930				3.974.178.930
	- E6513 Municipio Uracoa	4.136.645.450				4.136.645.450
	Nueva Esparta	**67.076.410.672**				**67.076.410.672**
	- E6601 Municipio Antolín del Campo	4.796.247.161				4.796.247.161
	- E6602 Municipio Arismendi	5.007.700.692				5.007.700.692
	- E6603 Municipio Díaz	7.549.299.254				7.549.299.254
	- E6604 Municipio García	7.095.844.485				7.095.844.485
	- E6605 Municipio Gómez	5.659.977.303				5.659.977.303
	- E6606 Municipio Maneiro	6.066.738.381				6.066.738.381
	- E6607 Municipio Marcano	5.371.001.012				5.371.001.012
	- E6608 Municipio Mariño	10.322.677.292				10.322.677.292

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E6609 Municipio Península de Macanao	5.492.462.834				5.492.462.834
	- E6610 Municipio Tubores	6.116.844.268				6.116.844.268
	- E6611 Municipio Villalba	3.597.617.990				3.597.617.990
	Portuguesa	**98.428.022.249**				**98.428.022.249**
	- E6701 Municipio Agua Blanca	4.382.206.118				4.382.206.118
	- E6702 Municipio Araure	11.107.552.739				11.107.552.739
	- E6703 Municipio Esteller	5.984.139.755				5.984.139.755
	- E6704 Municipio Guanare	14.670.874.880				14.670.874.880
	- E6705 Municipio Guanarito	6.295.184.762				6.295.184.762
	- E6706 Municipio Monseñor José Vicente de Unda	4.683.385.979				4.683.385.979
	- E6707 Municipio Ospino	6.394.900.985				6.394.900.985
	- E6708 Municipio Páez	13.746.926.779				13.746.926.779
	- E6709 Municipio Papelón	4.747.778.627				4.747.778.627
	- E6710 Municipio San Genaro de Boconoíto	4.761.737.950				4.761.737.950
	- E6711 Municipio San Rafael de Onoto	4.207.666.062				4.207.666.062
	- E6712 Municipio Santa Rosalía	4.396.337.441				4.396.337.441
	- E6713 Municipio Sucre	5.751.845.841				5.751.845.841
	- E6714 Municipio Turén	7.297.484.331				7.297.484.331
	Sucre	**101.824.012.575**				**101.824.012.575**
	- E6801 Municipio Andrés Eloy Blanco	4.820.852.306				4.820.852.306
	- E6802 Municipio Andrés Mata	4.535.834.183				4.535.834.183
	- E6803 Municipio Arismendi	6.268.751.859				6.268.751.859

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E6804 Municipio Benítez	6.209.061.435				6.209.061.435
	- E6805 Municipio Bermúdez	11.431.793.371				11.431.793.371
	- E6806 Municipio Bolívar	4.380.117.609				4.380.117.609
	- E6807 Municipio Cajigal	4.432.575.014				4.432.575.014
	- E6808 Municipio Cruz Salmerón Acosta	5.372.278.613				5.372.278.613
	- E6809 Municipio Libertador	3.679.066.106				3.679.066.106
	- E6810 Municipio Mariño	4.594.362.796				4.594.362.796
	- E6811 Municipio Mejía	3.892.236.599				3.892.236.599
	- E6812 Municipio Montes	6.620.524.505				6.620.524.505
	- E6813 Municipio Ribero	7.088.753.805				7.088.753.805
	- E6814 Municipio Sucre	23.105.735.193				23.105.735.193
	- E6815 Municipio Valdez	5.392.069.181				5.392.069.181
	Táchira	**120.431.325.941**				**120.431.325.941**
	- E6901 Municipio Andrés Bello	2.972.731.680				2.972.731.680
	- E6902 Municipio Ayacucho	5.218.860.013				5.218.860.013
	- E6903 Municipio Bolívar	5.031.227.839				5.031.227.839
	- E6904 Municipio Cárdenas	7.822.808.002				7.822.808.002
	- E6905 Municipio Córdoba	3.854.620.141				3.854.620.141
	- E6906 Municipio Fernández Feo	4.671.563.227				4.671.563.227
	- E6907 Municipio García de Hevia	5.017.193.433				5.017.193.433
	- E6908 Municipio Guásimos	4.026.554.538				4.026.554.538
	- E6909 Municipio Independencia	3.852.293.165				3.852.293.165
	- E6910 Municipio Jáuregui	4.479.456.152				4.479.456.152
	- E6911 Municipio Junín	6.314.810.500				6.314.810.500
	- E6912 Municipio Libertad	3.412.343.548				3.412.343.548

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E6913 Municipio Libertador	3.490.707.665				3.490.707.665
	- E6914 Municipio Lobatera	2.562.222.150				2.562.222.150
	- E6915 Municipio Michelena	2.943.273.852				2.943.273.852
	- E6916 Municipio Panamericano	3.992.504.902				3.992.504.902
	- E6917 Municipio Pedro María Ureña	4.297.000.814				4.297.000.814
	- E6918 Municipio Samuel Darío Maldonado	2.974.778.127				2.974.778.127
	- E6919 Municipio San Cristóbal	16.342.302.891				16.342.302.891
	- E6920 Municipio Seboruco	2.461.084.496				2.461.084.496
	- E6921 Municipio Sucre	2.531.429.318				2.531.429.318
	- E6922 Municipio Uribante	3.846.948.080				3.846.948.080
	- E6923 Municipio José María Vargas	2.457.320.554				2.457.320.554
	- E6924 Municipio Antonio Rómulo Costa	2.391.163.796				2.391.163.796
	- E6925 Municipio Francisco de Miranda	2.226.539.933				2.226.539.933
	- E6926 Municipio Rafael Urdaneta	2.319.352.430				2.319.352.430
	- E6927 Municipio Simón Rodríguez	2.021.190.274				2.021.190.274
	- E6928 Municipio Torbes	4.513.448.219				4.513.448.219
	- E6929 Municipio San Judas Tadeo	2.385.596.202				2.385.596.202
	Trujillo	**86.797.762.333**				**86.797.762.333**
	- E7001 Municipio Boconó	8.295.935.820				8.295.935.820
	- E7002 Municipio Candelaria	4.041.722.245				4.041.722.245
	- E7003 Municipio Carache	4.347.951.290				4.347.951.290
	- E7004 Municipio Escuque	3.646.291.875				3.646.291.875
	- E7005 Municipio Miranda	3.650.898.870				3.650.898.870
	- E7006 Municipio Monte Carmelo	3.055.181.193				3.055.181.193
	- E7007 Municipio Motatán	3.075.619.683				3.075.619.683

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E7008 Municipio Pampán	5.199.358.052				5.199.358.052
	- E7009 Municipio Rafael Rangel	3.343.508.318				3.343.508.318
	- E7010 Municipio San Rafael de Carvajal	5.180.566.604				5.180.566.604
	- E7011 Municipio Sucre	3.916.491.589				3.916.491.589
	- E7012 Municipio Trujillo	5.654.199.786				5.654.199.786
	- E7013 Municipio Urdaneta	4.427.160.973				4.427.160.973
	- E7014 Municipio Valera	10.699.467.769				10.699.467.769
	- E7015 Municipio Andrés Bello	3.052.059.644				3.052.059.644
	- E7016 Municipio Bolívar	3.048.244.473				3.048.244.473
	- E7017 Municipio Juan Vicente Campo Elías	2.347.787.833				2.347.787.833
	- E7018 Municipio José Felipe Márquez Cañizalez	2.658.724.560				2.658.724.560
	- E7019 Municipio La Ceiba	3.501.685.041				3.501.685.041
	- E7020 Municipio Pampanito	3.654.906.715				3.654.906.715
	Yaracuy	**78.522.332.788**				**78.522.332.788**
	- E7101 Municipio Bolívar	5.238.927.801				5.238.927.801
	- E7102 Municipio Bruzual	7.427.667.901				7.427.667.901
	- E7103 Municipio José Antonio Páez	3.816.225.269				3.816.225.269
	- E7104 Municipio Nirgua	7.806.973.328				7.806.973.328
	- E7105 Municipio Peña	9.086.282.237				9.086.282.237
	- E7106 Municipio San Felipe	9.459.038.594				9.459.038.594
	- E7107 Municipio Sucre	3.813.778.602				3.813.778.602
	- E7108 Municipio Urachiche	4.020.263.503				4.020.263.503
	- E7109 Municipio Arístide Bastidas	3.910.264.431				3.910.264.431
	- E7110 Municipio Cocorote	5.473.757.032				5.473.757.032

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E7111 Municipio Independencia	6.306.262.860				6.306.262.860
	- E7112 Municipio La Trinidad	3.639.775.105				3.639.775.105
	- E7113 Municipio Manuel Monge	3.631.499.726				3.631.499.726
	- E7114 Municipio Veroes	4.891.616.399				4.891.616.399
	Zulia	**296.646.650.273**				**296.646.650.273**
	- E7201 Municipio Almirante Padilla	6.870.313.125				6.870.313.125
	- E7202 Municipio Baralt	10.632.783.026				10.632.783.026
	- E7203 Municipio Cabimas	17.393.334.487				17.393.334.487
	- E7204 Municipio Catatumbo	9.457.649.152				9.457.649.152
	- E7205 Municipio Colón	12.807.438.453				12.807.438.453
	- E7206 Municipio Jesús Enrique Lossada	11.637.927.143				11.637.927.143
	- E7207 Municipio La Cañada de Urdaneta	9.989.031.466				9.989.031.466
	- E7208 Municipio Lagunillas	15.288.033.668				15.288.033.668
	- E7209 Municipio Mara	15.825.883.354				15.825.883.354
	- E7210 Municipio Maracaibo	65.143.295.473				65.143.295.473
	- E7211 Municipio Miranda	10.828.855.164				10.828.855.164
	- E7212 Municipio Páez	9.836.633.373				9.836.633.373
	- E7213 Municipio Machiques de Perijá	14.227.505.197				14.227.505.197
	- E7214 Municipio Rosario de Perijá	10.712.313.896				10.712.313.896
	- E7215 Municipio Santa Rita	8.621.367.039				8.621.367.039
	- E7216 Municipio Sucre	9.103.607.891				9.103.607.891
	- E7217 Municipio Valmore Rodríguez	9.085.283.321				9.085.283.321
	- E7218 Municipio Francisco Javier Pulgar	8.234.147.946				8.234.147.946

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E7219 Municipio Jesús María Semprun	9.457.887.155				9.457.887.155
	- E7220 Municipio San Francisco	23.179.224.485				23.179.224.485
	- E7221 Municipio Simón Bolívar	8.314.135.459				8.314.135.459
	Estado Vargas	**59.772.870.574**				**59.772.870.574**
	- E7301 Municipio Vargas	59.772.870.574				59.772.870.574
4.07.07.00.00	Subsidio de capitalidad	35.000.000.000				35.000.000.000
4.07.07.01.00	Subsidio de capitalidad	35.000.000.000				35.000.000.000
4.07.07.01.00	- E7400 Distrito Metropolitano de Caracas	35.000.000.000				35.000.000.000
4.07.08.00.00	Asignaciones Económicas Especiales (LAEE)	2.292.056.099.404				2.292.056.099.404
4.07.08.01.00	Asignaciones Económicas Especiales (LAEE) Estadal	2.292.056.099.404				2.292.056.099.404
	- E5100 Estado Amazonas	16.337.842.374				16.337.842.374
	- E5200 Estado Anzoátegui	325.227.620.416				325.227.620.416
	- E5300 Estado Apure	26.863.002.596				26.863.002.596
	- E5400 Estado Aragua	58.825.439.435				58.825.439.435
	- E5500 Estado Barinas	41.534.381.017				41.534.381.017
	- E5600 Estado Bolívar	76.098.402.894				76.098.402.894
	- E5700 Estado Carabobo	92.356.632.688				92.356.632.688
	- E5800 Estado Cojedes	11.296.363.743				11.296.363.743
	- E5900 Estado Delta Amacuro	18.448.524.950				18.448.524.950
	- E6000 Estado Falcón	115.287.077.415				115.287.077.415
	- E6100 Estado Guárico	40.329.295.488				40.329.295.488
	- E6200 Estado Lara	63.865.011.791				63.865.011.791
	- E6300 Estado Mérida	29.884.869.598				29.884.869.598
	- E6400 Estado Miranda	100.079.708.574				100.079.708.574

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
	- E6500 Estado Monagas	441.031.862.628				441.031.862.628
	- E6600 Estado Nueva Esparta	15.284.893.224				15.284.893.224
	- E6700 Estado Portuguesa	31.161.225.286				31.161.225.286
	- E6800 Estado Sucre	32.861.754.412				32.861.754.412
	- E6900 Estado Táchira	41.564.680.874				41.564.680.874
	- E7000 Estado Trujillo	27.128.152.224				27.128.152.224
	- E7100 Estado Yaracuy	21.048.585.330				21.048.585.330
	- E7200 Estado Zulia	577.698.359.498				577.698.359.498
	- E7300 Estado Vargas	12.044.458.728				12.044.458.728
	- E7400 Distrito Metropolitano de Caracas	75.797.954.221				75.797.954.221

Ministerio de Infraestructura

MINISTERIO DE INFRAESTRUCTURA

POLITICA PRESUPUESTARIA 2006

El Ministerio de Infraestructura para el ejercicio fiscal 2006 concentra esfuerzos en la conclusión y continuación de obras de infraestructura social, en reciprocidad al cumplimiento del **equilibrio social** establecido dentro de las estrategias del Gobierno Nacional para promover acciones que faciliten el acceso a un bienestar generalizado, que fomente el desarrollo humano integral, con participación corresponsable de la sociedad en la elaboración y ejecución de los programas del Ejecutivo, aportando desde el MINFRA los proyectos y las obras apropiadas para que las personas cuenten con una red vial segura, edificaciones para el cuidado y atención oportuna de salud, para la formación educacional y espacios para esparcimiento y recreación, a fin de atender y apoyar el desarrollo integral de las familias venezolanas.

En función de lo antes descrito, se concretizan obras sociales que reflejan el desarrollo sustentable de localidades del Estado y bienestar generalizado de la población asentada en regiones y zonas que requieren atención prioritaria, a través de proyectos que permiten el acceso a infraestructura vinculada a la salud y educación, fundamentalmente y espacios adecuados para la práctica del deporte, cultura y actividades de esparcimiento, entre otros, recalcando en este aparte la intervención de las Direcciones Generales de Equipamiento Urbano y Cuerpo de Ingenieros, encargadas de la construcción de vías nacionales, urbanas e interurbanas, así como de inmuebles públicos, destinados a fines sociales.

MINFRA juega un papel crucial en el fortalecimiento del **equilibrio territorial** dentro de las ciudades y zonas rurales y agrícolas, por cuanto el mismo está íntimamente ligado a las aspiraciones de consolidaciones urbanísticas, de nuevas áreas de centralidad, sentido social, renovación del tejido urbano y la consecuente búsqueda de equilibrio entre espacios construidos y abiertos, y entre población y equipamientos; así como desplazamiento vial posible y seguro entre campo y ciudad, a través de redes de transporte intermodal, apostando la intervención de la Dirección General de Vialidad Agrícola al aseguramiento del crecimiento y desarrollo de centros poblados capaces de autosostenerse económicamente y cubrir sus necesidades primarias de salubridad, alimentación, salud, educación, recreación y cultura, gracias a la posibilidad de desplazamiento terrestre en zonas antes desprovistas de esta facilidad.

Es conocido el grado de concentración espacial de las ciudades cercanas a nuestra capital, considerando la concentración de instituciones en la misma y espacios cercanos a ella, por lo cual los Planes Urbanísticos se encaminan al estudio e identificación de aquellas áreas posibles de desarrollo económico que puedan jugar papeles determinantes para la autosostenibilidad poblacional, a través de desarrollos endógenos, preservando la calidad ambiental y el nivel de sus equipamientos, basados en principios de sostenibilidad urbana económicamente posible, suficientemente controlada, para evitar la proliferación de espacios marginales, por lo que se apoya el diseño de políticas y ejecución de estudios y obras a lo largo y ancho de todo el territorio nacional.

En este orden de ideas, se vislumbran alianzas estratégicas entre diversos Organos del Poder Publico, con intervención directa de los Gobiernos locales, lo cual coadyuva al impulso de la economía interna, con la reactivación de la industria de la construcción potenciando su papel dinamizador, procurando la estandarización de los elementos de construcción, propiamente en el caso de asfaltados y edificaciones publicas, se estimulará la utilización de materiales propios de las localidades en apoyo a las cooperativas y grupos autogestionarios que emprendan las tareas de cimentación de obras, destacándose la actuación de las Direcciones encargadas de los estudios en el área de Planificación y Ordenación Urbanística, así como en la concepción de los Planes Estratégicos.

Así mismo, en apoyo a la Seguridad Alimentaria, vinculado al resto de Entes Públicos que siguen el norte de la seguridad ciudadana como vértice de la política del Gobierno, se ejecutarán obras viales que en medidas concretas tiendan a incrementar la rentabilidad, productividad y competitividad de la agricultura nacional, al dotar vías accesibles hacia centros rurales, facilitando el transporte de sus productos, enmarcando estas funciones en los objetivos geopolíticos y ambientales, con la apertura, rehabilitación y mantenimiento de la vialidad agrícola, lo cual asegura el traslado de la producción agropecuaria nacional a los centros de distribución y consumo masivo.

Sobre la base de los equilibrios anteriormente mencionados, se propone establecer un diseño de ejecución de obras que garantice niveles adecuados de calidad de vida para todos los venezolanos, acorde con los enunciados de descentralización, en el horizonte regional, construyendo una infraestructura de apoyo adecuada y suficiente, concluyendo obras de envergadura y aprovechando las capacidades semi-instaladas, las cuales, se constituirán en estímulos para la inversión reproductiva, dentro de las premisas del **equilibrio político**, gravitando en las vinculaciones de los gobiernos regionales y locales, quienes dentro del nuevo marco jurídico juegan un papel protagónico en los destinos de la inversión local en obras públicas, coordinadamente con el Ministerio de Infraestructura.

Bajo esta óptica, existe una decidida disposición a recuperar el papel del Estado en la creación y mantenimiento de infraestructuras fundamentales que generen el desarrollo de las regiones deprimidas, cubriendo de esa manera, necesidades desatendidas en la búsqueda de privilegiar la acción estatal hacia el apoyo al plan de desarrollo regional, para dinamizar la producción y la inversión reproductiva pública y privada; a través del diseño de una política integral de mantenimiento y redimensionamiento de obras públicas, a la par que se profundizan los planes regionales de construcción para diseñar, adecuar y construir la red vial intermodal que equilibre el desarrollo, permitiendo que las regiones se acerquen mediante la arquitectura de corredores viales estratégicos, desplegando, de esta manera, sus potenciales productivos al hacerse competitivas; con actividades adecuadas a los requerimientos de gestión urbana, procurando la estandarización de los elementos de construcción, para lo cual se estimulará la utilización de materiales locales, impulsando la producción regional, lo cual redunda en la generación de empleos.

Para el logro de esta meta se contará con apoyo estatal de las cooperativas y grupos autogestionarios que emprendan las tareas de atender la construcción de sus módulos asistenciales en materia de educación, salud y deportes y se aplicarán políticas que aseguren el financiamiento de la construcción, canalizando los recursos asignados en presupuesto ordinario.

Estas líneas de acción del MINFRA destacan la atención otorgada a la preservación y cuidado de los recursos ecológicos, durante los procesos constructivos para el impulso de un desarrollo sustentable, jugando papel preponderante los entes adscritos, vinculados al transporte fluvial, marítimo, aéreo y terrestre, como son el Instituto Nacional de Canalizaciones (INC) en su misión de conservación de los canales marítimos, fluviales y lacustres en todo el territorio nacional y el Instituto Nacional de Espacios Acuáticos (INEA), como responsable de las políticas y convenios nacionales e internacionales en materia de navegación y régimen portuario. Al igual que el Instituto Nacional de Aviación Civil (INAC) como ente regulador de las operaciones aéreas y convenios nacionales e internacionales en el ramo de navegación aérea y el Servicio Autónomo Coordinado de Transporte Aéreo (SATA) como responsable del transporte aéreo del Ejecutivo Nacional, dentro del territorio nacional, encuadrando sus políticas hacia el equilibrio **territorial, político y económico.**

Igualmente, las instituciones ligadas al transporte masivo como el Instituto Autónomo Aeropuerto Internacional de Maiquetía (IAAIM), en su representación de primer terminal aéreo del país y las Compañías Anónimas Metro de Caracas (CAMETRO), Metro de Los Teques (METROTEQUES), Metro de Valencia (VALMETRO) y Metro de Maracaibo (METROMARA) que cumplen su rol de íconos en el transporte masivo urbano, conjuntamente con el Instituto Autónomo de Ferrocarriles del Estado (IAFE) destinado a ser el estandarte del transporte masivo interurbano y el Fondo de Transporte Urbano (FONTUR) y el Instituto Nacional de Transporte y Transito Terrestre (INTTT), en sus roles de promotor del desarrollo del transporte urbano y regulador de normas para el control y vigilancia del tránsito y transporte terrestre, respectivamente, apoyando las funciones, tareas y acciones necesarias para el cumplimiento de las políticas establecidas por el Ejecutivo Nacional en cuanto a sistemas de transporte se refiere, manteniendo las premisas del cumplimiento de los equilibrios **social, territorial y económico.**

En este sentido el Instituto Postal Telegráfico (IPOSTEL) impulsa su accionar hacia la excelencia en los servicios comunicacionales y postales a la par de la Comisión Nacional de Telecomunicaciones (CONATEL), en el marco del referido equilibrio.

Finalmente, durante el año 2006, la Fundación Pro Patria 2000 y la Fundación Laboratorio Nacional de Vialidad (LANAVIAL), encaminaran sus esfuerzos a promover y ejecutar proyectos especiales de carácter social, planificados para mejorar los niveles de vida poblacional en general, optimizando los recursos invertidos en procesos relacionados con la construcción, rehabilitación y mantenimiento de edificaciones y red vial en general, allanando las condiciones para el sostenimiento del equilibrio social, territorial y económico.

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
280007000	Fortalecimiento y Apoyo de La Construcción, Mantenimiento y Ejecución de Obras de Infraestructura de Interés Nacional a través de la Supervisión y Control de Avance Físico Financiero, relacionada con la Ampliación y Equipamiento Territorial en los sectores de Salud, Educación, Cultura, Deporte, Seguridad y Defensa, Vialidad y Servicios Conexos, conjuntamente con los Gobiernos Regionales, Gobiernos Municipales y Organismos Adscritos y Tutelados.	Tramitación	143.520	87.727.317.577			87.727.317.577
280008000	Construcción y Mejoras de Autopistas	Kilómetro	388	60.818.150.000			60.818.150.000
280009000	Construcción y Mejoras de Carreteras	Kilómetro	2.796	36.000.000.000			36.000.000.000
280010000	Atención Primaria de Emergencias en el Territorio Nacional	Emergencia	200	4.000.004.000			4.000.004.000
280011000	Conservación y Mantenimientos de Puentes en la Red Vial Principal	Puente	157	23.000.000.000			23.000.000.000
280012000	Conservación y Mantenimiento de Túneles en la Red Vial Principal	Mantenimiento	108	13.000.000.000			13.000.000.000
280014000	Reconstrucción, Reparación y Mantenimiento de Maquinarias Pesadas y Automotoras, Utilizadas para las Emergencias por MINFRA	Maquinaria	1.500	4.000.000.033			4.000.000.033
280015000	Desarrollo de Estudios y/o Proyectos Integrales de Vialidad	Estudio	24	8.258.200.000			8.258.200.000
280016000	Instalación y Mantenimiento Menor de Puentes Provisionales y Permanentes en el Territorio Nacional	Puente	300	5.990.380.000			5.990.380.000
280018000	Plan Estratégico Nacional de Transporte (Aéreo, Acuático y Terrestre)	Plan	1	3.051.275.475			3.051.275.475
280019000	Estudios de Factibilidad	Estudio	4	1.706.917.640			1.706.917.640

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
280020000	Estudios y Proyectos	Proyecto	1	226.189.002			226.189.002
280021000	Planes Maestros	Plan	3	772.416.996			772.416.996
280022000	Identificación de la Estructura Actual del Sistema de Centros Poblados	Estudio	5	2.939.067.937			2.939.067.937
280023000	Plan de Ordenación Urbanística	Documento	66	1.199.542.589			1.199.542.589
280024000	Planes Particulares	Plan	2	785.964.912			785.964.912
280025000	Construcción y Mejoras de Vías Urbanas	Kilómetro	2.000	17.500.000.000			17.500.000.000
280026000	Construcción, Rehabilitación y Mantenimiento de la Vialidad Agrícola a Nivel Nacional	Kilómetro	510	17.568.249.011			17.568.249.011
280027000	Transferencias para Financiar los proyectos de la C.A. Metro de Valencia (VALMETRO)	Metro Lineal	6.300		230.535.983.549		230.535.983.549
280028000	Transferencias para financiar los proyectos del Instituto Nacional de Aviación Civil (INAC)	Equipo	406		172.000.000.000		172.000.000.000
280029000	Transferencias para financiar los proyectos de C.A. Metro de Maracaibo (METROMARA)	Metro Lineal	6.500		182.298.416.451		182.298.416.451
280030000	Transferencias para financiar los proyectos de la C.A. Metro de Caracas (CAMETRO)	Usuario	3.200.000		498.477.500.000		498.477.500.000
280031000	Transferencias para financiar los proyectos del Instituto Autónomo Ferrocarriles del Estado (IAFE)	Kilómetro	41		574.910.000.000		574.910.000.000
280032000	Transferencias para financiar los proyectos de la C.A Metro de los Teques (METROTEQUES)	Metro Lineal	9.500		64.500.000.000		64.500.000.000
280033000	Transferencias para financiar los proyectos de la Fundación Fondo Nacional de Transporte Urbano (FONTUR)	Kilómetro	96		88.795.000.000		88.795.000.000
280034000	Modernización y Fortalecimiento Institucional del Ministerio de Infraestructura	Equipo	358	3.000.000.000			3.000.000.000
280035000	Construcción de Edificaciones de Salud	Metro Cuadrado	30.175	6.339.190.000			6.339.190.000
280036000	Construcción de Edificaciones Educacionales	Metro Cuadrado	91.664	15.868.358.453			15.868.358.453
280037000	Ampliación de Edificaciones de Salud	Metro Cuadrado	1.536	1.350.000.000			1.350.000.000
280038000	Ampliación de Edificaciones Culturales	Metro Cuadrado	2.199	1.200.460.000			1.200.460.000

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
280039000	Construcción de Edificaciones de Seguridad y Defensa	Metro Cuadrado	325	458.000.000			458.000.000
280040000	Construcción de Edificaciones de Educación Superior	Metro Cuadrado	89.341	25.204.216.375			25.204.216.375
280041000	Transferencias para financiar los proyectos del Centro Simón Bolívar (CSB)	Metro Cuadrado	85.000	30.000.000.000			30.000.000.000
280042000	Transferencias para financiar los proyectos de la Fundación Fondo Nacional de Transporte Urbano (FONTUR)	Alumno Atendido	4.254.700	230.000.000.000			230.000.000.000
280043000	Transferencias para financiar los proyectos de la C.A. Metro de Caracas (CAMETRO)	Alumno Atendido	4.254.700	60.000.000.000			60.000.000.000
	TOTAL			661.963.900.000	1.811.516.900.000		2.473.480.800.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
280001000	Dirección y Coordinación de los Gastos de los Trabajadores	424.101.582.285			424.101.582.285
280002000	Gestión Administrativa	651.229.636.037			651.229.636.037
280003000	Previsión y Protección Social	220.442.381.678			220.442.381.678
	TOTAL	1.295.773.600.000			1.295.773.600.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO.
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	12.716	133.780.094.999
- Directivo	294	3.772.975.584
- Profesional y Técnico	4.644	66.976.818.276
- Personal Administrativo	2.272	19.850.362.196
- Personal Docente	12	143.915.108
- Personal Médico	113	586.541.822
- Obrero	5.381	42.449.482.013
Personal Contratado	726	5.164.419.726
- Directivo		
- Profesional y Técnico	337	3.230.995.796
- Personal Administrativo	13	106.920.000
- Obrero	376	1.826.503.930
TOTAL	13.442	138.944.514.725

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	496.298.126.145			496.298.126.145
4.02	Materiales, Suministros y Mercancías	19.115.697.758			19.115.697.758
4.03	Servicios no Personales	97.781.121.059			97.781.121.059
4.04	Activos Reales	242.320.020.502			242.320.020.502
4.07	Transferencias y Donaciones	1.096.222.534.536	1.811.516.900.000		2.907.739.434.536
4.11	Disminución de Pasivos	6.000.000.000			6.000.000.000
	TOTAL	1.957.737.500.000	1.811.516.900.000		3.769.254.400.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	867.201.700.000	1.811.516.900.000		2.678.718.600.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	837.201.700.000			837.201.700.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	837.201.700.000			837.201.700.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines empresariales	542.201.700.000			542.201.700.000
	- A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)	250.000.000.000			250.000.000.000
	- A0367 Fundación Laboratorio Nacional de Vialidad (LANAVIAL)	4.201.700.000			4.201.700.000
	- A0411 Fundación Pro-Patria 2000	9.000.000.000			9.000.000.000
	- A0659 Instituto Autónomo Ferrocarriles del Estado (IAFE)	25.000.000.000			25.000.000.000
	- A0660 Instituto Postal Telegráfico (IPOSTEL)	110.000.000.000			110.000.000.000
	- A0661 Instituto Nacional de Canalizaciones	10.000.000.000			10.000.000.000
	- A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	4.000.000.000			4.000.000.000
	- A0940 Instituto Nacional de Tránsito y Transporte Terrestre (INTTT)	130.000.000.000			130.000.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	295.000.000.000			295.000.000.000
	- A0621 C.A. Metro de Caracas (CAMETRO)	285.000.000.000			285.000.000.000
	- A0635 Centro Simón Bolívar, S.A. (CSB)	10.000.000.000			10.000.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	30.000.000.000	1.811.516.900.000		1.841.516.900.000
4.07.03.03.00	Transferencias de capital internas al sector público	30.000.000.000	1.811.516.900.000		1.841.516.900.000
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		835.705.000.000		835.705.000.000
	- A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)		88.795.000.000		88.795.000.000
	- A0659 Instituto Autónomo Ferrocarriles del Estado (IAFE)		574.910.000.000		574.910.000.000
	- A0939 Instituto Nacional de Aviación Civil (I.N.A.C.)		172.000.000.000		172.000.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	30.000.000.000	975.811.900.000		1.005.811.900.000
	- A0148 C.A. Metro de Maracaibo		182.298.416.451		182.298.416.451

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
	- A0212 C.A. Metro de los Teques (METROTEQUES)		64.500.000.000		64.500.000.000
	- A0621 C.A. Metro de Caracas (CAMETRO)		498.477.500.000		498.477.500.000
	- A0635 Centro Simón Bolívar, S.A. (CSB)	30.000.000.000			30.000.000.000
	- A0651 C.A. Metro de Valencia (VALMETRO)		230.535.983.549		230.535.983.549

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	1.738.772.858			1.738.772.858
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	1.714.234.744			1.714.234.744
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	1.714.234.744			1.714.234.744
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	1.690.700.000			1.690.700.000
	- S0828 Jardín de Infancia Raúl Vásquez Zamora	908.600.000			908.600.000
	- S1499 Comité de Damas del Ministerio de Infraestructura (CODAMINFRA)	782.100.000			782.100.000
4.07.01.01.75	Subsidios a Organismos Laborales y Gremiales	23.534.744			23.534.744
	- S0420 Federación de Trabajadores de Comunicaciones de Venezuela (FETRA-COMUNICACIONES).	4.678.349			4.678.349
	- S0425 Federación de Trabajadores de la Industria de la Construcción y la Madera de Venezuela (FETRA-CONSTRUCCIONES).	5.580.000			5.580.000
	- S0454 Federación de Trabajadores del Transporte de Venezuela (FEDE-TRANSPORTE).	5.566.595			5.566.595
	- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE)	6.709.800			6.709.800
	- S0917 Sindicato Único Nacional de Empleados Públicos (SUNEP)	1.000.000			1.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.00.00	Transferencias y donaciones de capital internas	24.538.114			24.538.114
4.07.03.01.00	Transferencias de capital internas al sector privado	24.538.114			24.538.114
4.07.03.01.03	Transferencias de capital a empresas privadas	24.538.114			24.538.114
	- S1496 Unidad Educativa Preescolar y Taller de Creatividad FUDECO-MINDUR	24.538.114			24.538.114

PROYECTO:	Fortalecimiento y Apoyo de la Construcción, Mantenimiento y Ejecución de Obras de Infraestructura de Interés Nacional a través de la Supervisión y Control de Avance Físico Financiero, relacionada con la Ampliación y Equipamiento Territorial en los Sectores de Salud, Educación, Cultura, Deporte, Seguridad y Defensa, Vialidad y Servicios Conexos, conjuntamente con los Gobiernos Regionales, Gobiernos Municipales y Organismos Adscritos y Tutelados.
UNIDAD DE MEDIDA:	Tramitación
CANTIDAD	143.520
ASIGNACIÓN PRESUPUESTARIA:	87.727.317.577
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Mejorar y Garantizar el Apoyo a la Demanda de Servicio y Obras de Infraestructura de las Comunidades en todos los Estados del Territorio Nacional y Velar por su Cumplimiento.
OBJETIVOS ESPECIFICOS:	Mejorar la Infraestructura Física y Social a nivel Territorial
RESULTADO:	Alcanzar el Apoyo Total y Efectiva Ejecución de las Obras Coordinadas por el Nivel Central, así como la Contratación de Servicios en Pro de una Mejor Calidad de Vida en las Comunidades del Territorio Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	74.163.375.431				74.163.375.431
4.02	Materiales, Suministros y Mercancías	4.887.590.982				4.887.590.982
4.03	Servicios no Personales	5.386.565.830				5.386.565.830
4.04	Activos Reales	3.265.247.220				3.265.247.220
4.07	Transferencias y Donaciones	24.538.114				24.538.114
	TOTAL	87.727.317.577				87.727.317.577

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	24.538.114				24.538.114
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	24.538.114				24.538.114
4.07.03.01.00	Transferencias de Capital Internas al Sector Privado	24.538.114				24.538.114
4.07.03.01.03	Transferencias de capital a Empresas Privadas	24.538.114				24.538.114
4.07.03.01.03	- S1496 Unidad Educativa Preescolar y Taller de Creatividad FUDECO-MINDUR	24.538.114				24.538.114

PROYECTO: Construcción y Mejoras de Autopistas

UNIDAD DE MEDIDA: Kilómetro

CANTIDAD 388

ASIGNACIÓN PRESUPUESTARIA: 60.818.150.000

AREA ESTRATEGICA: Equilibrio Territorial

OBJETIVO ESTRATEGICO: Continuar Instalando la Nueva Estructura Territorial

OBJETIVOS ESPECIFICOS: Construir y Mejorar las Autopistas, para Incrementar la Vialidad Expresa Interurbana a fin de Mejorar las Condiciones de Transitabilidad de la Red Vial Nacional.

RESULTADO: Autopistas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	7.468.870.000				7.468.870.000
4.04	Activos Reales	53.349.280.000				53.349.280.000
	TOTAL	60.818.150.000				60.818.150.000

PROYECTO:	Construcción y Mejoras de Carreteras
UNIDAD DE MEDIDA:	Kilómetro
CANTIDAD	2.796
ASIGNACIÓN PRESUPUESTARIA:	36.000.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar Instalando la Nueva Estructura Territorial
OBJETIVOS ESPECIFICOS:	Conservar y Mantener las Carreteras para Garantizar la Transitabilidad en la Red Vial Principal y Evitar que Colapsen.
RESULTADO:	Conservación y Mantenimiento de Carreteras.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	3.929.770.000				3.929.770.000
4.04	Activos Reales	32.070.230.000				32.070.230.000
	TOTAL	36.000.000.000				36.000.000.000

PROYECTO:	Atención Primaria de Emergencias en el Territorio Nacional
UNIDAD DE MEDIDA:	Emergencia
CANTIDAD	200
ASIGNACIÓN PRESUPUESTARIA:	4.000.004.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la Atención en las Emergencias de Vías en el Territorio Nacional
OBJETIVOS ESPECIFICOS:	Atender de Manera Inmediata las Emergencias que se Presentan en Autopistas, Carreteras y Vías Interurbanas en todo el Territorio Nacional.
RESULTADO:	Evitar Colapsos Viales y Paralización Indefinido del Transporte Automotor en Autopistas, Carreteras y Vías Interurbanas en todo el Territorio Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	905.216.618				905.216.618
4.02	Materiales, Suministros y Mercancías	1.313.699.620				1.313.699.620
4.03	Servicios No Personales	1.139.563.837				1.139.563.837
4.04	Activos Reales	641.523.925				641.523.925
	TOTAL	4.000.004.000				4.000.004.000

PROYECTO:	Conservación y Mantenimiento de Puentes en la Red Vial Principal
UNIDAD DE MEDIDA:	Puente
CANTIDAD	157
ASIGNACIÓN PRESUPUESTARIA:	23.000.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar Instalando la Nueva Estructura Territorial
OBJETIVOS ESPECIFICOS:	Continuar Instalando la Nueva Estructura Territorial
RESULTADO:	Mejorar la Estructura Física y Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	2.824.470.000				2.824.470.000
4.04	Activos Reales	20.175.530.000				20.175.530.000
	TOTAL	23.000.000.000				23.000.000.000

PROYECTO:	Conservación y Mantenimiento de Túneles en la Red Vial Principal
UNIDAD DE MEDIDA:	Mantenimiento
CANTIDAD	108
ASIGNACIÓN PRESUPUESTARIA:	13.000.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Impulsar la Construcción, Rehabilitación de Autopistas, Carreteras, Puentes y Túneles.
OBJETIVOS ESPECIFICOS:	Conservar, Rehabilitar y Mantener los Túneles en la Red Vial Principal para Evitar que Colapsen
RESULTADO:	Túneles Conservados, Rehabilitados y Mantenidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	1.596.490.000				1.596.490.000
4.04	Activos Reales	11.403.510.000				11.403.510.000
	TOTAL	**13.000.000.000**				**13.000.000.000**

PROYECTO:	Reconstrucción, Reparación y Mantenimiento de Maquinarias Pesadas y Automotoras, Utilizadas para las Emergencias por MINFRA
UNIDAD DE MEDIDA:	Maquinaria
CANTIDAD	1.500
ASIGNACIÓN PRESUPUESTARIA:	4.000.000.033
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Mantener Operativas las Maquinarias y Equipos para Atender las Emergencias Viales en el Territorio Nacional
OBJETIVOS ESPECIFICOS:	Mantener Operativas y en Buen Estado las Maquinarias y Equipos Utilizadas por el Ministerio de Infraestructura en la Atención Primaria de las Emergencias Viales en el Territorio Nacional
RESULTADO:	Contar de Manera Permanente con Maquinarias y Equipos en Perfecto Estado de Operatividad para Atender las Emergencias Viales en el Territorio Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.645.556.718				1.645.556.718
4.02	Materiales, Suministros y Mercancías	676.814.855				676.814.855
4.03	Servicios no Personales	870.056.530				870.056.530
4.04	Activos Reales	807.571.930				807.571.930
	TOTAL	**4.000.000.033**				**4.000.000.033**

PROYECTO:	Desarrollo de Estudios y/o Proyectos Integrales de Vialidad
UNIDAD DE MEDIDA:	Estudio
CANTIDAD	24
ASIGNACIÓN PRESUPUESTARIA:	8.258.200.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar Instalando la Nueva Estructura Territorial
OBJETIVOS ESPECIFICOS:	Desarrollar Estudios y/o Proyectos Integrales de Vialidad en Autopistás, Troncales, Avenidas, Distribuidores ę Intersecciones en todo el Territorio Nacional para Garantizar la Ejecución de los Contratos y Evitar las Paralizaciones de estas Obras.
RESULTADO:	Desarrollo de Estudios y Proyectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	611.660.000				611.660.000
4.04	Activos Reales	7.646.540.000				7.646.540.000
	TOTAL	8.258.200.000				8.258.200.000

PROYECTO:	Instalación y Mantenimiento Menor de Puentes Provisionales y Permanentes en el Territorio Nacional
UNIDAD DE MEDIDA:	Puente
CANTIDAD	300
ASIGNACIÓN PRESUPUESTARIA:	5.990.380.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Reparar y Reconstruir los Puentes Existentes en el Territorio Nacional
OBJETIVOS ESPECIFICOS:	Brindar el Mantenimiento Requerido para el buen Funcionamiento de Puentes Provisionales y Permanentes en todo el Territorio Nacional
RESULTADO:	Evitar Colapsos Viales por el Derrumbamiento o Resquebrajamiento de las Estructuras de Puentes en el Territorio Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.898.175.283				1.898.175.283
4.02	Materiales, Suministros y Mercancías	1.178.478.229				1.178.478.229
4.03	Servicios no Personales	945.798.830				945.798.830
4.04	Activos Reales	1.967.927.658				1.967.927.658
	TOTAL	5.990.380.000				5.990.380.000

PROYECTO: Plan Estratégico Nacional de Transporte (Aéreo, Acuático y Terrestre)

UNIDAD DE MEDIDA: Plan

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 3.051.275.475

AREA ESTRATEGICA: Equilibrio Territorial

OBJETIVO ESTRATEGICO: Desarrollar como órgano rector las Políticas Públicas en materia de Transporte Terrestre, Aéreo y Acuático, con la finalidad de atender las Necesidades de la Población en concordancia con los Planes Nacionales, Estadales y Municipales.

OBJETIVOS ESPECIFICOS: Elaboración del Plan Estratégico Nacional de Transporte, con la Finalidad de Orientar el Desarrollo e Inversión en Materia de Infraestructura.

RESULTADO: Un Plan Estratégico Nacional de Transporte en todos sus modos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	75.000.000				75.000.000
4.02	Materiales, Suministros y Mercancías	4.794.815				4.794.815
4.03	Servicios no Personales	227.752.934				227.752.934
4.04	Activos Reales	2.743.727.726				2.743.727.726
	TOTAL	3.051.275.475				3.051.275.475

PROYECTO:	Estudios de Factibilidad
UNIDAD DE MEDIDA:	Estudio
CANTIDAD	4
ASIGNACIÓN PRESUPUESTARIA:	1.706.917.640
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Desarrollar como órgano rector las Políticas Públicas en Materia de Transporte Terrestre, Aéreo y Acuático, con la Finalidad de Atender las Necesidades de la Población en Concordancia con los Planes Nacionales, Estadales y Municipales.
OBJETIVOS ESPECIFICOS:	Elaboración de los Estudios de Factibilidad de los Diferentes Modos de Transporte, con la Finalidad de Facilitar su Intermodalización y Consolidar las Vías de Comunicación Nacional e Internacional.
RESULTADO:	Cuatro Estudios de Factibilidad para los Diferentes Modos de Transporte, que Consoliden e Impulsen el Desarrollo y Faciliten la Intermodalización de los mismos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	8.219.682				8.219.682
4.03	Servicios no Personales	456.040.531				456.040.531
4.04	Activos Reales	1.242.657.427				1.242.657.427
	TOTAL	1.706.917.640				1.706.917.640

PROYECTO: Estudios y Proyectos

UNIDAD DE MEDIDA: Proyecto

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 226.189.002

AREA ESTRATEGICA: Equilibrio Territorial

OBJETIVO ESTRATEGICO: Impulsar el Desarrollo de los Servicios de Transporte Modal y Multimodal.

OBJETIVOS ESPECIFICOS: Elaborar los Estudios y/o Proyectos de los Distintos Modos de Transporte con la Finalidad de Actualizar, Construir y Optimizar la Red de Infraestructura Vial de los Diferentes Sistemas de Transporte.

RESULTADO: Obtener el Proyecto de Diseño de Ingeniería de Detalle, para la Construcción de Puerto de Aguas Profundas, en la Península de Araya. Estado Sucre.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	6.393.085				6.393.085
4.03	Servicios no Personales	186.617.915				186.617.915
4.04	Activos Reales	33.178.002				33.178.002
	TOTAL	226.189.002				226.189.002

PROYECTO:	Planes Maestros
UNIDAD DE MEDIDA:	Plan
CANTIDAD	3
ASIGNACIÓN PRESUPUESTARIA:	772.416.996
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Impulsar el Desarrollo de los Servicios de Transporte Modal y Multimodal.
OBJETIVOS ESPECIFICOS:	Elaborar los Planes Maestros de los Aeropuertos, con la Finalidad de Satisfacer los Requerimientos del Sistema Aeroportuario Nacional, Tomando en Cuenta las Características Económicas, Políticas y Sociales de la Región y sus Zonas de Influencia.
RESULTADO:	Elaboración de los Planes Maestros: 1.- Plan Maestro y Emplazamiento para un Nuevo Aeropuerto entre Puerto Ordaz y Ciudad Bolívar, (Fase II), 2.- Plan Maestro del Aeropuerto Cacique Aramare, ubicado en Puerto Ayacucho y 3.- Plan Maestro del Aeropuerto José Francisco Bermúdez, ubicado en Carúpano., con la Finalidad de Satisfacer los Requerimientos del Sistema Aeroportuario Nacional, Tomando en Cuenta las Características Económicas, Políticas y Sociales de la Región y sus Zonas de Influencia.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	19.179.261				19.179.261
4.03	Servicios no Personales	53.703.735				53.703.735
4.04	Activos Reales	699.534.000				699.534.000
	TOTAL	772.416.996				772.416.996

PROYECTO:	Identificación de la Estructura Actual del Sistema de Centros Poblados
UNIDAD DE MEDIDA:	Estudio
CANTIDAD	5
ASIGNACIÓN PRESUPUESTARIA:	2.939.067.937
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar Instalando la Nueva Estructura Territorial y Acelerar la Construcción del Nuevo Modelo Productivo Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Incrementar la Superficie Nacional Ocupada y Mejorar la Infraestructura Física y Social
RESULTADO:	Optimizar la Inversión del Ministerio de Infraestructura en Todas las Áreas de su Competencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	321.460.556				321.460.556
4.04	Activos Reales	2.617.607.381				2.617.607.381
	TOTAL	2.939.067.937				2.939.067.937

PROYECTO: Plan de Ordenación Urbanística

UNIDAD DE MEDIDA: Documento

CANTIDAD 66

ASIGNACIÓN PRESUPUESTARIA: 1.199.542.589

AREA ESTRATEGICA: Equilibrio Territorial

OBJETIVO ESTRATEGICO: Continuar Instalando la Nueva Estructura Territorial y Acelerar la Construcción del Nuevo Modelo Productivo Rumbo a la Creación del Nuevo Sistema Económico

OBJETIVOS ESPECIFICOS: Incrementar la Superficie Nacional Ocupada y Mejorar la Infraestructura Física y Social

RESULTADO: Optimizar la Inversión del Ministerio de Infraestructura en todas las Áreas de su Competencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	131.199.971				131.199.971
4.04	Activos Reales	1.068.342.618				1.068.342.618
	TOTAL	1.199.542.589				1.199.542.589

PROYECTO: Planes Particulares

UNIDAD DE MEDIDA: Plan

CANTIDAD: 2

ASIGNACIÓN PRESUPUESTARIA: 785.964.912

AREA ESTRATEGICA: Equilibrio Territorial

OBJETIVO ESTRATEGICO: Continuar Instalando la Nueva Estructura Territorial y Acelerar la Construcción del Nuevo Modelo Productivo Rumbo a la Creación del Nuevo Sistema Económico

OBJETIVOS ESPECIFICOS: Incrementar la Superficie Nacional Ocupada y Mejorar la Infraestructura Física y Social

RESULTADO: Optimizar la Inversión del Ministerio de Infraestructura en Todas las Áreas de su Competencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	85.964.912				85.964.912
4.04	Activos Reales	700.000.000				700.000.000
	TOTAL	785.964.912				785.964.912

PROYECTO:	Construcción y Mejoras Vías Urbanas
UNIDAD DE MEDIDA:	Kilómetro
CANTIDAD	2.000
ASIGNACIÓN PRESUPUESTARIA:	17.500.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Impulsar a Construcción, Rehabilitación y el Mantenimiento de Autopistas, Carreteras, Puentes y Túneles.
OBJETIVOS ESPECIFICOS:	Construir y Mejorar las Vías Urbanas en Obras de Estructuras, que Permitan Mejorar la Transitabilidad en las Ciudades.
RESULTADO:	Mejorar las Condiciones de Transitabilidad de las Vías Urbanas en Situación de Congestionamiento y Colapsamiento Vehicular.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	2.149.110.000				2.149.110.000
4.04	Activos Reales	15.350.890.000				15.350.890.000
	TOTAL	17.500.000.000				17.500.000.000

PROYECTO:	Construcción, Rehabilitación y Mantenimiento de la Vialidad Agrícola a Nivel Nacional
UNIDAD DE MEDIDA:	Kilómetro
CANTIDAD	510
ASIGNACIÓN PRESUPUESTARIA:	17.568.249.011
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Incentivar la Construcción, Rehabilitación y Mantenimiento de la Vialidad Agrícola con Énfasis en los Ejes de Desconcentración Territorial
OBJETIVOS ESPECIFICOS:	Construir, Rehabilitar y Mejorar la Vialidad Agrícola Nacional a Fin de Garantizar la Transitabilidad de los Usuarios y los Productos Agropecuarios
RESULTADO:	Mejorar la Infraestructura Física y Social para Todo el País y el Transporte Multimodal

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	2.157.504.278				2.157.504.278
4.04	Activos Reales	15.410.744.733				15.410.744.733
	TOTAL	17.568.249.011				17.568.249.011

PROYECTO:	Transferencias para Financiar los Proyectos de la C.A. Metro de Valencia (VALMETRO)
UNIDAD DE MEDIDA:	Metro Lineal
CANTIDAD	6.300
ASIGNACIÓN PRESUPUESTARIA:	230.535.983.549
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar Instalando la Nueva Estructura Territorial
OBJETIVOS ESPECIFICOS:	Culminar las Obras Relacionadas con la I Etapa de la Linea I del Metro de Valencia
RESULTADO:	6.3 Kms. del Sistema Metro Subterráneo, con 7 Estaciones y 12 Vagones

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones		230.535.983.549			230.535.983.549
	- 001 Transferencias para Financiar el Proyecto de la C.A. Metro De Valencia (VALMETRO)		230.535.983.549			230.535.983.549
	TOTAL		230.535.983.549			230.535.983.549

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones		230.535.983.549			230.535.983.549
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		230.535.983.549			230.535.983.549
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		230.535.983.549			230.535.983.549
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales no Petroleros		230.535.983.549			230.535.983.549
4.07.03.03.05	- A0651 C.A. Metro De Valencia (VALMETRO)		230.535.983.549			230.535.983.549
	- Metro de Valencia Línea I		230.535.983.549			230.535.983.549

PROYECTO:	Transferencias para Financiar los Proyectos del Instituto Nacional de Aviación Civil (INAC)
UNIDAD DE MEDIDA:	Equipo
CANTIDAD	406
ASIGNACIÓN PRESUPUESTARIA:	172.000.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Mejorar la Infraestructura Física y Social para todo el País
OBJETIVOS ESPECIFICOS:	Modernizar La Plataforma Tecnológica Del Sistema Aeronáutico del os Aeropuertos y Control de Tráfico Aéreo para Ofrecer un Servicio Seguro y Confiable
RESULTADO:	Modernización del Sistema de Ayuda a la Navegación Aérea para Garantizar la Seguridad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones		172.000.000.000			172.000.000.000
	- 003 Transferencias para Financiar los Proyectos del Instituto Nacional de Aviación Civil (INAC)		172.000.000.000			172.000.000.000
	TOTAL		172.000.000.000			172.000.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones		172.000.000.000			172.000.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		172.000.000.000			172.000.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		172.000.000.000			172.000.000.000
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales		172.000.000.000			172.000.000.000
4.07.03.03.02	- A0939 Instituto Nacional De Aviación Civil (I.N.A.C.)		172.000.000.000			172.000.000.000
	- Programa de Modernización de Aeropuertos y Control de Tráfico Aéreo		172.000.000.000			172.000.000.000

PROYECTO: Transferencias para Financiar los Proyectos de la C.A. Metro de Maracaibo (METROMARA)

UNIDAD DE MEDIDA: Metro Lineal

CANTIDAD 6.500

ASIGNACIÓN PRESUPUESTARIA: 182.298.416.451

AREA ESTRATEGICA: Equilibrio Territorial

OBJETIVO ESTRATEGICO: Continuar Instalando la Nueva Estructura Territorial

OBJETIVOS ESPECIFICOS: Garantizar la Provisión Efectiva y Eficiente de los Servicios Públicos Masivos Distribuidos en la Red: de Vialidad y Transporte

RESULTADO: Construcción de 6,5 Kms. de Vía Férrea y 6 Estaciones de Pasajeros

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones		182.298.416.451			182.298.416.451
	- 007 Transferencias para Financiar los Proyectos de La C.A. Metro de Maracaibo		182.298.416.451			182.298.416.451
	TOTAL		182.298.416.451			182.298.416.451

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones		182.298.416.451			182.298.416.451
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		182.298.416.451			182.298.416.451
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		182.298.416.451			182.298.416.451
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales no Petroleros		182.298.416.451			182.298.416.451
4.07.03.03.05	- A0148 C.A. Metro de Maracaibo		182.298.416.451			182.298.416.451
	- Proyecto Metro de Maracaibo		182.298.416.451			182.298.416.451

PROYECTO:	Transferencias para Financiar los Proyectos de la C.A. Metro de Caracas (CAMETRO)
UNIDAD DE MEDIDA:	Usuario
CANTIDAD	3.200.000
ASIGNACIÓN PRESUPUESTARIA:	498.477.500.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar Instalando la Nueva Estructura Territorial
OBJETIVOS ESPECIFICOS:	Prestación de Servicio de Transporte de Pasajeros de Manera Segura, Eficiente, Confiable y Confortable
RESULTADO:	Transporte Masivo de Pasajeros

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones		498.477.500.000			498.477.500.000
	- 002 Transferencias para Financiar los Proyectos de la C.A. Metro de Caracas		498.477.500.000			498.477.500.000
	TOTAL		**498.477.500.000**			**498.477.500.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones		498.477.500.000			498.477.500.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		498.477.500.000			498.477.500.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		498.477.500.000			498.477.500.000
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales no Petroleros		498.477.500.000			498.477.500.000
4.07.03.03.05	- A0621 C.A. Metro De Caracas (CAMETRO)		498.477.500.000			498.477.500.000
	- Línea III Tramo El Valle-La Rinconada		311.750.000.000			311.750.000.000
	- Transporte Superficial		37.410.000.000			37.410.000.000
	- Inversiones Operativas		149.317.500.000			149.317.500.000

PROYECTO:	Transferencias para financiar los Proyectos del Instituto Autónomo Ferrocarriles del Estado (IAFE)
UNIDAD DE MEDIDA:	Kilómetro
CANTIDAD	41
ASIGNACIÓN PRESUPUESTARIA:	574.910.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar Instalando la Nueva Estructura Territorial
OBJETIVOS ESPECIFICOS:	Prestación del Servicio como Sistema de Transporte Sub-Urbano
RESULTADO:	Puesta en Marcha del Plan Ferroviario Ezequiel Zamora Tramo Caracas-Tuy Medio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones		574.910.000.000			574.910.000.000
	- 006 Transferencias para Financiar los Proyectos del Instituto Autónomo de Ferrocarriles del Estado (IAFE)		574.910.000.000			574.910.000.000
	TOTAL		574.910.000.000			574.910.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones		574.910.000.000			574.910.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		574.910.000.000			574.910.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		574.910.000.000			574.910.000.000
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales		574.910.000.000			574.910.000.000
4.07.03.03.02	- A0659 Instituto Autónomo Ferrocarriles del Estado (IAFE)		574.910.000.000			574.910.000.000
	- Sistema Ferroviario Central "Ezequiel Zamora", Tramo: Caracas - Tuy Medio		389.150.000.000			389.150.000.000
	- Rehabilitación del Sistema Centro – Occidental "Simón Bolívar", Tramos Puerto Cabello – Barquisimeto y Yaritagua - Acarigua		185.760.000.000			185.760.000.000

PROYECTO:	Transferencias para Financiar los Proyectos de la C.A Metro de Los Teques
UNIDAD DE MEDIDA:	METRO LINEAL
CANTIDAD	9.500
ASIGNACIÓN PRESUPUESTARIA:	64.500.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar Instalando la Nueva Estructura Territorial
OBJETIVOS ESPECIFICOS:	Garantizar la Provisión Efectiva y Eficiente de los Servicios Públicos Masivos Distribuidos en la Red Vialidad y Transporte
RESULTADO:	Construcción de 9,5 Km de Vías Férreas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones		64.500.000.000			64.500.000.000
	- 008 Transferencias para financiar los proyectos de la C.A. Metro de Los Teques		64.500.000.000			64.500.000.000
	TOTAL		64.500.000.000			64.500.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones		64.500.000.000			64.500.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		64.500.000.000			64.500.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		64.500.000.000			64.500.000.000
4.07.03.03.05	Transferencias de Capital a los Entes Descentralizados con Fines Empresariales no Petroleros		64.500.000.000			64.500.000.000
4.07.03.03.05	- A0212 C.A. Metro de Los Teques (METROTEQUES)		64.500.000.000			64.500.000.000
	- Metro Los Teques		64.500.000.000			64.500.000.000

PROYECTO:	Transferencias para Financiar los Proyectos de la Fundación Fondo Nacional de Transporte Urbano (FONTUR)
UNIDAD DE MEDIDA:	Kilómetro
CANTIDAD	96
ASIGNACIÓN PRESUPUESTARIA:	88.795.000,000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Ocupar y Consolidar el Territorio
OBJETIVOS ESPECIFICOS:	Mejorar la Vialidad y el Transporte Multimodal
RESULTADO:	Contribuir, Rehabilitar, Mantener y Mejorar la Infraestructura Vial, a Fin de Elevar la Calidad y Eficiencia del Tránsito y Transporte Público

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones		88.795.000.000			88.795.000.000
	- 010 Transferencias para Financiar los Proyectos de la Fundación Fondo Nacional de Transporte Urbano (FONTUR)		88.795.000.000			88.795.000.000
	TOTAL		88.795.000.000			88.795.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones		88.795.000.000			88.795.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		88.795.000.000			88.795.000.000
4.07.03.03.00	Transferencias de Capital Internas Al Sector Público		88.795.000.000			88.795.000.000
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales		88.795.000.000			88.795.000.000
4.07.03.03.02	- A0330 Fundación Fondo Nacional De Transporte Urbano (FONTUR)		88.795.000.000			88.795.000.000
	- Gestión y Conservación de la Red Vial Principal (VIAL III)		35.045.000.000			35.045.000.000
	- Programa Nacional de Transporte Urbano (PNTU II)		53.750.000.000			53.750.000.000

PROYECTO:	Modernización y Fortalecimiento Institucional del Ministerio de Infraestructura
UNIDAD DE MEDIDA:	Equipo
CANTIDAD	358
ASIGNACIÓN PRESUPUESTARIA:	3.000.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Acelerar la creación de la Nueva Institucionalidad del Aparato del Estado
OBJETIVOS ESPECIFICOS:	Mejorar la Plataforma Tecnológica y la Definición Organizativa y Estructural del Ministerio de Infraestructura para Prestar un Servicio Optimo a la Colectividad.
RESULTADO:	Bien o Servicio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	12.000.000				12.000.000
4.02	Materiales, Suministros y Mercancías	10.526.316				10.526.316
4.03	Servicios no Personales	1.092.385.965				1.092.385.965
4.04	Activos Reales	1.885.087.719				1.885.087.719
	TOTAL	3.000.000.000				3.000.000.000

PROYECTO:	Construcción de Edificaciones de Salud
UNIDAD DE MEDIDA:	Metro Cuadrado
CANTIDAD	30.175
ASIGNACIÓN PRESUPUESTARIA:	6.339.190.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar Instalando la Nueva Estructura Territorial
OBJETIVOS ESPECIFICOS:	Construir la Infraestructura Física de las Edificaciones Públicas del Sector Salud a Nivel Nacional para Prestar un Mejor Servicio.
RESULTADO:	Edificaciones de Salud Construidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	778.497.018				778.497.018
4.04	Activos Reales	5.560.692.982				5.560.692.982
	TOTAL	6.339.190.000				6.339.190.000

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 28 Ministerio de Infraestructura

PROYECTO : 280035000 Construcción de Edificaciones de Salud

FECHA DE INICIO : 01/01/1991

FECHA DE FINALIZACIÓN : 29/12/2006

COSTO TOTAL : 6.339.190.000

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006 Corriente Ordinaria			2006 Proyectos por Endeudamiento			2007	Años Posteriores
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Hospital Tipo I 30 Camas. Mcpio. Agua Blanca. Edo. Portuguesa	404	Activos Reales	3.869		3.070						
Construcción Hospital Tipo I Sarare. Mcpio. Simón Planas. Edo. Lara	404	Activos Reales	5.784		877						
Ambulatorio Tipo I en Mucuchíes. Mcpio. Rangel. Edo. Mérida	404	Activos Reales	739		263						
Construcción de Ambulatorio Tipo I en Barrancas. Mcpio. Cruz Paredes. Edo. Barinas	404	Activos Reales	849		526						
Geriátrico de Juan Griego. Mcpio. Marcano. Edo. Nueva Esparta	404	Activos Reales	400		200						
Centro de Salud de Caicara. Mcplo. Cedeño. Edo. Monagas	404	Activos Reales	2.300		623						
		TOTAL	13.941		5.559						

PROYECTO:	Construcción de Edificaciones Educacionales
UNIDAD DE MEDIDA:	Metro Cuadrado
CANTIDAD	91.664
ASIGNACIÓN PRESUPUESTARIA:	15.868.358.453
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Desarrollar como órgano rector de las Políticas Públicas
OBJETIVOS ESPECIFICOS:	Construir y Mejorar la Infraestructura Física para las Edificaciones de Educación Básica y Diversificada a Nivel Nacional
RESULTADO:	Edificaciones Educativas Construidas y Mejoradas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	1.948.745.776				1.948.745.776
4.04	Activos Reales	13.919.612.677				13.919.612.677
	TOTAL	**15.868.358.453**				**15.868.358.453**

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 28 Ministerio de Infraestructura

PROYECTO : 280036000 Construcción de Edificaciones Educacionales

FECHA DE INICIO : 01/01/1991

FECHA DE FINALIZACIÓN : 29/12/2006

COSTO TOTAL : 15.868.358.453

Acción Específica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Educación Especial en Delta Amacuro. Mcpio. Tucupita Edo. Delta Amacuro	404	Activos Reales	220		289						
Construcción del Liceo de Mendoza Fría. Edo. Trujillo	404	Activos Reales	523		219						
Escuela Técnica Agropecuaria la Pradera. Mcpio. Jáuregui. Edo. Táchira	404	Activos Reales	137		421						
Construcción Taller de Labores Escuela Especial. Mcpio. Arismendi. Edo. Nueva Esparta	404	Activos Reales	1.017		246						
Escuela Básica y Diversificada la Otra Banda. Mcpio. Libertador Edo. Merida	404	Activos Reales	373		395						
Ciclo Diversificado Manuel Antonio Nieves en Elorza. Mcpio. Rómulo Gallegos. Edo. Apure	404	Activos Reales	1.114		3.070						
Construcción Liceo Nuestra Señora del Carmen,Sector Puerto Concha, Mcpio. Colón. Edo. Zulia	404	Activos Reales	720		175						
Instituto de Educación Especial en Coro. Mcpio. Miranda. Edo. Falcón	404	Activos Reales	404		412						

Acción Específica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Escuela Básica Brisas del Cartanal Mcpio. Independencia. Edo. Miranda	404	Activos Reales	635		467						
Escuela Básica Caño Grulla. Mcpio. Autana. Edo Amazonas	404	Activos Reales	3.800		241						
Construcción Escuela Básica 5 de Julio en San Joaquín. Mcpio. San Joaquín. Edo. Carabobo	404	Activos Reales	900		132						
Escuela Básica Padre Delgado Mcpio. San Felipe. Edo. Yaracuy	404	Activos Reales	345		200						
Centro de Rehabilitación del Lenguaje Valencia Mcpio. Naguanagua. Edo. Carabobo	404	Activos Reales	1.250		132						
Pre-Escolar Tipo I Curumi Mcpio. Atures. Edo. Amazonas	404	Activos Reales	425		61						
Ciclo Diversificado Araguita Mcpio. Tomas Lander. Edo. Miranda	404	Activos Reales	1.034		233						
Escuela Técnica Agropecuaria (E.T.A) en La Isla de Cocuina. Mcpio. Tucupita. Edo. Delta Amacuro	404	Activos Reales	1.444		1.316						
Escuela Integral Bolivariana Adolfo Navas Coronado Mcpio. Independencia. Edo. Yaracuy	404	Activos Reales	384		225						
Construcción Escuela Básica Francisco de Miranda. Mcpio. Cabimas. Edo. Zulia	404	Activos Reales	483		702						
Construcción Escuela Básica Antonio Ricaurte Guigue Mcpio. Carlos Arévalo	404	Activos Reales	506		88						
Construcción Escuela Rural Negra Matea . Mcpio. Catatumbo Edo. Zulia	404	Activos Reales	300		544						
Escuela Básica Samán de Güere. Mcpio. Mariño. Edo Aragua	404	Activos Reales	684		1.505						

Acción Específica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Pre-Escolar Tipo I Caño Mure. Mcpio. Atabapo. Edo. Amazonas	404	Activos Reales	20		144						
Construcción Escuela Chama Lago. Mcpio. Francisco Javier Pulgar. Edo. Zulia	404	Activos Reales	450		412						
Construcción Escuela Básica Monseñor Granadillo Montalbán Mcpio. Montalbán. Edo. Carabobo	404	Activos Reales	517		88						
Escuela de Deficiencias Auditivas en Barcelona. Mcpio. Bolívar	404	Activos Reales	998		441						
Escuela Básica Juan Tovar Guedez. Táriba. Mcpio. Cárdenas. Edo. Táchira	404	Activos Reales	1.135		1.316						
Ciclo Diversificado en Cantaura. Mcpio. Freites. Edo. Anzoátegui	404	Activos Reales	2.253		269						
Construcción de Escuela Rural Edicta Rincon Mcpio. Colon. Edo. Zulia	404	Activos Reales	720		175						
		TOTAL	22.791		13.918						

PROYECTO:	Ampliación de Edificaciones de Salud
UNIDAD DE MEDIDA:	Metro Cuadrado
CANTIDAD	1.536
ASIGNACIÓN PRESUPUESTARIA:	1.350.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Desarrollar como Organismo Rector las Políticas Públicas
OBJETIVOS ESPECIFICOS:	Mejorar la Infraestructura Física en las Edificaciones Públicas del Sector Salud a Nivel Nacional a fin de Garantizar una Prestación Eficiente del Servicio.
RESULTADO:	Edificaciones de Salud Ampliada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	165.789.474				165.789.474
4.04	Activos Reales	1.184.210.526				1.184.210.526
	TOTAL	1.350.000.000				1.350.000.000

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 28 Ministerio de Infraestructura

PROYECTO : 280037000 Ampliación de Edificaciones de Salud

FECHA DE INICIO : 01/01/1993

FECHA DE FINALIZACIÓN : 29/12/2006

COSTO TOTAL : 1.350.000.000

Acción Específica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Ampliación del Hospital de Nirgua. Mcpio. Nirgua. Edo. Yaracuy	404	Activos Reales	145		439						
Ampliación y Reparación del Hospital de Lídice. Parroquia Sucre. Caracas. Mcpio. Libertador	404	Activos Reales	624		746						
		TOTAL	769		1.185						

PROYECTO:	Ampliación de Edificaciones Culturales
UNIDAD DE MEDIDA:	Metro Cuadrado
CANTIDAD	2.199
ASIGNACIÓN PRESUPUESTARIA:	1.200.460.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Desarrollar como Órgano Rector las Políticas Públicas
OBJETIVOS ESPECIFICOS:	Mejorar la Infraestructura Física y Social para todo el País
RESULTADO:	Ampliación de Edificaciones Culturales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	147.424.912				147.424.912
4.04	Activos Reales	1.053.035.088				1.053.035.088
	TOTAL	1.200.460.000				1.200.460.000

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 28 Ministerio de Infraestructura

PROYECTO : 280038000 Ampliación de Edificaciones Culturales

FECHA DE INICIO : 01/01/1991

FECHA DE FINALIZACIÓN : 29/12/2006

COSTO TOTAL : 1.200.460.000

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Museo del Táchira. Sala de Ciencias Naturales. Ampliación y Mejoramiento. Mcpio. San Cristóbal. Edo. Táchira	404	Activos Reales	400		1.053						
		TOTAL	400		1.053						

PROYECTO:	Construcción de Edificaciones de Seguridad y Defensa
UNIDAD DE MEDIDA:	Metro Cuadrado
CANTIDAD	325
ASIGNACIÓN PRESUPUESTARIA:	458.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Desarrollar como Órgano Rector las Políticas
OBJETIVOS ESPECIFICOS:	Mejorar la Infraestructura Física y Social
RESULTADO:	Continuar Instalando la Nueva Estructura Territorial en lo que a Obras para Seguridad y Defensa se refiere

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	56.245.614				56.245.614
4.04	Activos Reales	401.754.386				401.754.386
	TOTAL	**458.000.000**				**458.000.000**

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 28 Ministerio de Infraestructura

PROYECTO : 280039000 Construcción de Edificaciones de Seguridad y Defensa

FECHA DE INICIO : 01/01/2002

FECHA DE FINALIZACIÓN : 29/12/2006

COSTO TOTAL : 458.000.000

Acción Especifica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Centro de Investigaciones Penales en el Comando Regional N° 9 de la Guardia Nacional en Puerto Ayacucho Mcpio. Atures Edo. Amazonas	404	Activos Reales	202		95						
Sede de la DISIP de Maracay. Mcpio. Girardot. Edo. Aragua	404	Activos Reales	205		307						
		TOTAL	407		402						

PROYECTO: Construcción de Edificaciones de Educación Superior

UNIDAD DE MEDIDA: Metro Cuadrado

CANTIDAD 89.341

ASIGNACIÓN PRESUPUESTARIA: 25.204.216.375

AREA ESTRATEGICA: Equilibrio Territorial

OBJETIVO ESTRATEGICO: Desarrollar como Órgano Rector

OBJETIVOS ESPECIFICOS: Construir las Edificaciones para Educación Superior

RESULTADO: Construcción de Edificaciones de Educación Superior

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	3.095.254.643				3.095.254.643
4.04	Activos Reales	22.108.961.732				22.108.961.732
	TOTAL	25.204.216.375				25.204.216.375

EJECUCION QUE EXCEDE AL EJERCICIO PRESUPUESTARIO (EN MILLONES DE BOLIVARES)

ORGANISMO : 28 Ministerio de Infraestructura

PROYECTO : 280040000 Construcción de Edificaciones de Educación Superior

FECHA DE INICIO : 01/01/1973

FECHA DE FINALIZACIÓN : 29/12/2006

COSTO TOTAL : 25.204.216.375

Acción Específica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Universidad Central de Venezuela, Núcleo Maracay. (Biblioteca Facultad de Veterinaria)(Instituto de Botánica). Mcpio. Girardot. Edo. Aragua	404	Activos Reales	1.288		307						
Sede Núcleo Escuela de Medicina UCLA en Hospital Central de San Felipe, Mcpio. San Felipe, Estado Yaracuy	404	Activos Reales	1.032		1.316						
Instituto de Cardiología Hospital Universitario de los Andes Mcpio. Libertador. Estado Mérida	404	Activos Reales	1.329		3.135						
Instituto Universitario Pedagógico Experimental de Maracay. Mcpio. Girardot Edo. Aragua	404	Activos Reales	570		1.009						
Universidad Central de Venezuela, Mcpio. Libertador, Distrito Metropolitano	404	Activos Reales	10.796		5.729						
Universidad Experimental Politécnico Antonio José de Sucre, Territorio Nacional	404	Activos Reales	6.418		1.404						
Universidad de Oriente	404	Activos Reales	1.743		2.193						

Acción Específica	Código	Partida	Asignado Al 31/12/2005	2006						2007	Años Posteriores
				Corriente Ordinaria			Proyectos por Endeudamiento				
				Contratos Vigentes	Nuevos Contratos	Otros	Contratos Vigentes	Nuevos Contratos	Otros		
Laboratorio de Complementación Unellez, Mcpio. San Carlos, Estado Cojedes	404	Activos Reales	443		662						
Universidad Simón Bolivar. Núcleo Vargas. Mcpio. Vargas. Edo. Vargas	404	Activos Reales	1.135		1.547						
Instituto Universitario de Tecnología en Acarigua Mcpio. Paéz. Edo. Portuguesa	404	Activos Reales	281		702						
Universidad Nacional Abierta, Núcleo Valle de la Pascua, Mcpio. Infante, Estado Guárico	404	Activos Reales	612		789						
Universidad Nacional Abierta Centro Local en San Felipe. Mcplo. San Felipe. Edo. Yaracuy	404	Activos Reales	1.071		1.754						
Núcleo de la UCLA en Carora, Mcplo. Torres, Estado Lara	404	Activos Reales	382		293						
Terminación Cerca Perimetral Instalaciones Deportivas (Núcleo Liria) Mcpio. Libertador Edo. Mérida	404	Activos Reales	851		877						
Universidad Nacional Experimental Francisco de Miranda, Núcleo Van Grieken en Coro, Estado Falcón	404	Activos Reales	1.042		392						
		TOTAL	28.992		22.109						

PROYECTO:	Transferencia para Financiar los Proyectos del Centro Simón Bolivar (CSB)
UNIDAD DE MEDIDA:	Metro Cuadrado
CANTIDAD	85.000
ASIGNACIÓN PRESUPUESTARIA:	30.000.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Construcción, Rehabilitación y Mantenimiento de los Bienes Patrimoniales del Casco Central de la Ciudad de Caracas.
OBJETIVOS ESPECIFICOS:	Recuperar y Rehabilitar la Torre Este de Parque Central para Brindar a la Comunidad de un Espacio Comercial y de Oficinas Acorde a las Necesidades Actuales.
RESULTADO:	Recuperación y Rehabilitación de 85.000 Metros Cuadrados de la Torre Este de Parque Central.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	30.000.000.000				30.000.000.000
	TOTAL	30.000.000.000				30.000.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	30.000.000.000				30.000.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	30.000.000.000				30.000.000.000
4.07.03.03.00	Transferencias de Capital Internas Al Sector Público	30.000.000.000				30.000.000.000
4.07.03.03.05	Transferencias de Capital A Entes Descentralizados con Fines Empresariales no Petroleros	30.000.000.000				30.000.000.000
4.07.03.03.05	- A0635 Centro Simón Bolivar, S.A. (CSB)	30.000.000.000				30.000.000.000
	- Recuperación y Rehabilitación de la Torre Este de Parque Central	30.000.000.000				30.000.000.000

PROYECTO:	Transferencias para Financiar los Proyectos de la Fundación Fondo Nacional de Transporte Urbano (FONTUR)
UNIDAD DE MEDIDA:	Alumno Atendido
CANTIDAD	4.254.700
ASIGNACIÓN PRESUPUESTARIA:	230.000.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATÉGICO:	Mejorar, Fortalecer, Promover y Consolidar los Procesos Administrativos y Tecnológicos Mediante la Participación de los Recursos Humanos Internos.
OBJETIVOS ESPECIFICOS:	Otorgar Subsidio de Pasaje a la Población Estudiantil para Garantizarle el Acceso al Transporte Público.
RESULTADO:	Servicio del Pasaje Estudiantil Otorgado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	230.000.000.000				230.000.000.000
	TOTAL	230.000.000.000				230.000.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	230.000.000.000				230.000.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	230.000.000.000				230.000.000.000
4.07.01.03.00	Transferencias Corrientes Internas Al Sector Público	230.000.000.000				230.000.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	230.000.000.000				230.000.000.000
4.07.01.03.02	- A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)	230.000.000.000				230.000.000.000
	- Pasaje Preferencial Estudiantil	230.000.000.000				230.000.000.000

PROYECTO:	Transferencia para Financiar los Proyectos de la C.A. Metro De Caracas (CAMETRO)
UNIDAD DE MEDIDA:	Alumno Atendido
CANTIDAD	4.254.700
ASIGNACIÓN PRESUPUESTARIA:	60.000.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Mejorar, Fortalecer, Promover y Consolidar los Procesos Administrativos y Tecnológicos Mediante la Participación de los Recursos Humanos Internos.
OBJETIVOS ESPECIFICOS:	Otorgar Subsidio de Pasaje a la Población Estudiantil para Garantizar el Acceso al Transporte Público.
RESULTADO:	Servicio de Pasaje Estudiantil Otorgado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	60.000.000.000				60.000.000.000
	TOTAL	60.000.000.000				60.000.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	60.000.000.000				60.000.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	60.000.000.000				60.000.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	60.000.000.000				60.000.000.000
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales no Petroleros	60.000.000.000				60.000.000.000
4.07.01.03.07	- A0621 C.A. Metro De Caracas (CAMETRO)	60.000.000.000				60.000.000.000
	- Subsidio al Pasaje Estudiantil	60.000.000.000				60.000.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	417.598.802.095				417.598.802.095
4.03	Servicios no Personales	6.502.780.190				6.502.780.190
	TOTAL	424.101.582.285				424.101.582.285

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	11.010.000.913				11.010.000.913
4.03	Servicios No Personales	53.451.397.608				53.451.397.608
4.04	Activos Reales	25.012.622.772				25.012.622.772
4.07	Transferencias y Donaciones	555.755.614.744				555.755.614.744
4.11	Disminución de Pasivos	6.000.000.000				6.000.000.000
	TOTAL	651.229.636.037				651.229.636.037

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	547.201.700.000				547.201.700.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	547.201.700.000				547.201.700.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	547.201.700.000				547.201.700.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	312.201.700.000				312.201.700.000
4.07.01.03.02	- A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)	20.000.000.000				20.000.000.000
4.07.01.03.02	- A0367 Fundación Laboratorio Nacional de Vialidad (LANAVIAL)	4.201.700.000				4.201.700.000
4.07.01.03.02	- A0411 Fundación Pro-Patria 2000	9.000.000.000				9.000.000.000
4.07.01.03.02	- A0659 Instituto Autónomo Ferrocarriles del Estado (IAFE)	25.000.000.000				25.000.000.000
4.07.01.03.02	- A0660 Instituto Postal Telegráfico (IPOSTEL)	110.000.000.000				110.000.000.000
4.07.01.03.02	- A0661 Instituto Nacional de Canalizaciones	10.000.000.000				10.000.000.000
4.07.01.03.02	- A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	4.000.000.000				4.000.000.000
4.07.01.03.02	- A0940 Instituto Nacional de Tránsito y Transporte Terrestre (INTTT)	130.000.000.000				130.000.000.000
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales no Petroleros	235.000.000.000				235.000.000.000
4.07.01.03.07	- A0621 C.A. Metro de Caracas (CAMETRO)	225.000.000.000				225.000.000.000
4.07.01.03.07	- A0635 Centro Simón Bolívar, S.A. (CSB)	10.000.000.000				10.000.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	1.714.234.744				1.714.234.744
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	1.714.234.744				1.714.234.744
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	1.714.234.744				1.714.234.744
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	1.690.700.000				1.690.700.000
4.07.01.01.73	- S0828 Jardín de Infancia Raúl Vásquez Zamora	908.600.000				908.600.000
4.07.01.01.73	- S1499 Comité de Damas del Ministerio de Infraestructura (CODAMINFRA)	782.100.000				782.100.000
4.07.01.01.75	Subsidios a Organismos Laborales y Gremiales	23.534.744				23.534.744
4.07.01.01.75	- S0420 Federación de Trabajadores de Comunicaciones de Venezuela (FETRA-COMUNICACIONES).	4.678.349				4.678.349
4.07.01.01.75	- S0425 Federación de Trabajadores de la Industria de la Construcción y la Madera de Venezuela (FETRA-CONSTRUCCIONES).	5.580.000				5.580.000
4.07.01.01.75	- S0454 Federación de Trabajadores del Transporte de Venezuela (FEDE-TRANSPORTE).	5.566.595				5.566.595
4.07.01.01.75	- S0465 Federación Nacional de Obreros Dependientes del Estado (FENODE)	6.709.800				6.709.800
4.07.01.01.75	- S0917 Sindicato Único Nacional de Empleados Públicos (SUNEP)	1.000.000				1.000.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social
RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	220.442.381.678				220.442.381.678
	TOTAL	220.442.381.678				220.442.381.678

Ministerio de Planificación y Desarrollo

MINISTERIO DE PLANIFICACION Y DESARROLLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La formulación del Presupuesto 2006 del Ministerio de Planificación y Desarrollo, fue elaborado tomando en consideración la continuidad en la política gubernamental establecida en los Lineamientos Generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007, que tiene como objetivo fundamental el desarrollo de una visión estratégica del desarrollo endógeno, la inclusión social, el fortalecimiento de la diversificación productiva, la profundización de la democracia participativa y protagónica y la transformación del esquema de ocupación del territorio nacional, a través de la redistribución de la población y de las actividades productivas, con el consecuente establecimiento de los ejes de desarrollo, con miras a integrar espacios regionales internamente y con los países vecinos.

El presupuesto ha sido elaborado considerando la nueva técnica presupuestaria de Presupuesto por Proyectos y enmarcado dentro de los diez objetivos estratégicos elaborados por el Alto Gobierno.

A tal efecto, se reorienta la política presupuestaria por proyecto, buscando dar cumplimiento a las funciones establecidas en las diferentes leyes y reglamentos, y en las modificaciones que de allí se derivan.

Mediante la presentación de los proyectos, se obtendrá un conjunto delimitado de acciones y recursos, que permitirán el logro de los resultados específicos señalados en los objetivos estratégicos, así como también de aquellos de carácter interno que se encuentran relacionados a la función pública y a la política de modernización institucional que se busca desarrollar en la Administración Central y Descentralizada.

Entre las diferentes acciones a llevar acabo por el Ministerio, se pueden citar las siguientes:

- Formular las políticas, estrategias y planes de desarrollo económico y social de la Nación.

- Efectuar el seguimiento y evaluar las políticas y planes de desarrollo económico y el Plan Operativo Anual.

- Analizar los efectos de la aplicación de las políticas y estrategias de desarrollo económico en los diferentes sectores de la vida nacional.

- Establecer los lineamientos y participar en la formulación de planes y políticas en sectores productivos, en el comercio, la industria, la tecnología y en los sectores sociales.

- Identificar las alternativas de recursos crediticios, provenientes de los entes de financiamiento externo, aplicables al desarrollo económico y social del país.

- Coordinar las actividades de desarrollo regional y velar por su coherencia con las políticas, planes, programas y proyectos económicos, ambientales y sociales; así como la estrategia de descentralización y desconcentración, dentro del planteamiento del desarrollo sostenible.

- Establecer los lineamientos de la planificación y el desarrollo regional en escala nacional.

- Compatibilizar los diversos programas sectoriales de desarrollo regional con los programas estadales y municipales.
- Participar en la formulación de políticas y lineamientos para la planificación del desarrollo regional, la ordenación del territorio y la protección del ambiente.
- Coordinar la formulación de la política nacional en materia de inversión pública, de acuerdo a las prioridades establecidas por el Ejecutivo Nacional y orientar las inversiones públicas de los estados y municipios.
- Ejercer el control de tutela sobre los organismos de desarrollo regional.
- Formular las políticas y lineamientos de modernización administrativa e institucional de la Administración Pública Nacional, en sus diferentes niveles y sectores, hacer su seguimiento y evaluar sus resultados.
- Evaluar y aprobar las propuestas técnicas de modernización institucional de los organismos de la Administración Pública Nacional.
- Participar en la formulación de los lineamientos y mecanismos de descentralización de competencias y servicios de la Administración Pública Nacional, así como efectuar el seguimiento de tales procesos y evaluar sus resultados.
- Evaluar y apoyar el fortalecimiento y modernización institucional de los diferentes niveles territoriales de gobierno, para facilitar los procesos de descentralización administrativa.
- Establecer las políticas, estrategias y directrices para la evaluación de los resultados de la gestión de los organismos de la Administración Pública Nacional y para su divulgación.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Denominación	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
290007000	Mejoramiento de la planta física del Ministerio de Planificación y Desarrollo (MPD)	Reparación	158	3.894.400.683			3.894.400.683
290008000	Fortalecimiento de las capacidades institucionales del Ministerio de Planificación y Desarrollo (MPD)	Sistema	684	3.630.386.693			3.630.386.693
290009000	Desarrollo del Sistema Nacional de Inversión Pública (SNIP)	Informe	1.000	910.114.519			910.114.519
290010000	Diseño e instrumentación del sistema de información en planificación	Sistema	1	429.253.951			429.253.951
290011000	Elaboración de estudios básicos para la formulación del Plan de Desarrollo eje Norte - Llanero	Documento	2	1.057.861.446			1.057.861.446
290012000	Seguimiento comisión alto nivel China/Italia/Venezuela	Informe	6	182.987.251			182.987.251
290013000	Actualización y modernización del registro nacional de Funcionarios de la Administración Pública Nacional (APN)	Expediente	2.500.000	465.201.212			465.201.212
290014000	Sistema de seguimiento de la política económica	Documento	321	678.655.040			678.655.040
290015000	Diseño y desarrollo del sistema de evaluación de los Planes Operativos Anuales (POAN)	Informe	4	194.654.728			194.654.728
290016000	Seguimiento de las metas del milenio	Sistema	1	320.809.288			320.809.288
290017000	Transferencia para financiar los proyectos de CORPOCENTRO	Bolívares	6.651.406.823	6.651.406.823			6.651.406.823
290018000	Transferencia para financiar los proyectos de CORPOLLANOS	Bolívares	2.472.910.700	2.472.910.700			2.472.910.700
290019000	Transferencia para financiar los proyectos de CORPOANDES	Bolívares	2.472.328.372	2.472.328.372			2.472.328.372
290020000	Transferencia para financiar los proyectos del Instituto Nacional de Estadística (INE)	Bolívares	32.225.640.046	32.225.640.046			32.225.640.046
290021000	Transferencia para financiar los proyectos de CORPOVARGAS	Bolívares	15.992.157.950		15.992.157.950		15.992.157.950

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Denominación	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
290022000	Transferencia para financiar los proyectos de FUDECO	Bolívares	2.297.416.236	2.297.416.236			2.297.416.236
290023000	Transferencia para financiar los proyectos de la Fundación Escuela de Gerencia Social (FEGS)	Bolívares	1.259.032.742	1.259.032.742			1.259.032.742
290024000	Transferencia para financiar los proyectos de IVEPLAN	Bolívares	504.396.149	504.396.149			504.396.149
	TOTAL			59.647.455.879	15.992.157.950		75.639.613.829

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
290001000	Dirección y Coordinación de los Gastos de los Trabajadores	28.275.933.280			28.275.933.280
290002000	Gestión Administrativa	97.984.246.000	3.225.000.000		101.209.246.000
290003000	Previsión y Protección Social	6.941.364.841			6.941.364.841
290004000	Asignaciones Predeterminadas	2.905.536.022.500			2.905.536.022.500
	TOTAL	3.038.737.566.621	3.225.000.000		3.041.962.566.621

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	491	5.806.448.820
- Directivo	104	1.523.592.804
- Profesional y Técnico	226	2.940.832.224
- Administrativo	86	721.979.361
- Obrero	75	620.044.431
Personal Contratado	93	1.121.892.000
- Profesional y Técnico	59	903.408.000
- Administrativo	34	218.484.000
TOTAL	584	6.928.340.820

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	30.710.773.522			30.710.773.522
4.02	Materiales, Suministros y Mercancías	4.838.502.122			4.838.502.122
4.03	Servicios no Personales	43.238.753.302	3.225.000.000		46.463.753.302
4.04	Activos Reales	10.614.040.019			10.614.040.019
4.07	Transferencias y Donaciones	3.008.732.953.535	15.992.157.950		3.024.725.111.485
4.11	Disminución de Pasivos	250.000.000			250.000.000
	TOTAL	3.098.385.022.500	19.217.157.950		3.117.602.180.450

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	96.105.566.194	15.992.157.950		112.097.724.144
4.07.01.00.00	Transferencias y donaciones corrientes internas	96.105.566.194			96.105.566.194
4.07.01.03.00	Transferencias corrientes internas al sector público	96.105.566.194			96.105.566.194
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	96.105.566.194			96.105.566.194
	- A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)	10.952.370.817			10.952.370.817
	- A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)	4.632.267.929			4.632.267.929
	- A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)	10.927.311.855			10.927.311.855
	- A0198 Instituto Nacional de Estadística (INE)	55.061.432.359			55.061.432.359
	- A0210 Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)	6.349.921.981			6.349.921.981
	- A0312 Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)	4.482.825.609			4.482.825.609
	- A0325 Fundación Escuela de Gerencia Social (FEGS)	2.538.169.885			2.538.169.885
	- A0335 Instituto Venezolano de Planificación (IVEPLAN)	1.161.265.759			1.161.265.759
4.07.03.00.00	Transferencias y donaciones de capital internas		15.992.157.950		15.992.157.950
4.07.03.03.00	Transferencias de capital internas al sector público		15.992.157.950		15.992.157.950
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		15.992.157.950		15.992.157.950
	- A0210 Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)		15.992.157.950		15.992.157.950

PROYECTO:	Mejoramiento de la planta física del Ministerio de Planificación y Desarrollo (MPD)
UNIDAD DE MEDIDA:	Reparación
CANTIDAD:	158
ASIGNACIÓN PRESUPUESTARIA:	3.894.400.683
AREA ESTRATEGICA:	Equilibrio político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del Estado, mediante la transformación de los procesos de gestión pública, a través del fortalecimiento de las capacidades de logística institucional
OBJETIVOS ESPECIFICOS:	Adecuar los componentes básicos de dos (2) pisos de la planta física del Ministerio de Planificación y Desarrollo (MPD)
RESULTADO:	Componentes básicos para dos (2) pisos de la planta física del Ministerio de Planificación y Desarrollo (MPD), completamente adecuados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	587.925.405				587.925.405
4.02	Materiales, Suministros y Mercancías	1.680.563.340				1.680.563.340
4.03	Servicios no Personales	509.910.738				509.910.738
4.04	Activos Reales	1.116.001.200				1.116.001.200
	TOTAL	3.894.400.683				3.894.400.683

PROYECTO:	Fortalecimiento de las capacidades institucionales del Ministerio de Planificación y Desarrollo (MPD)
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	684
ASIGNACIÓN PRESUPUESTARIA:	3.630.386.693
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del Estado, mediante la transformación de los procesos de gestión pública, a través del uso de las tecnologías de información y comunicación adecuadas
OBJETIVOS ESPECIFICOS:	Adecuar y mejorar los componentes tecnológicos básicos de la infraestructura informática del Ministerio de Planificación y Desarrollo (MPD)
RESULTADO:	Componentes tecnológicos básicos de infraestructura informática

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	769.456.943				769.456.943
4.02	Materiales, Suministros y Mercancías	90.770.000				90.770.000
4.03	Servicios no Personales	2.044.521.750				2.044.521.750
4.04	Activos Reales	725.638.000				725.638.000
	TOTAL	3.630.386.693				3.630.386.693

PROYECTO:	Desarrollo del Sistema Nacional de Inversión Pública (SNIP)
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	1.000
ASIGNACIÓN PRESUPUESTARIA:	910.114.519
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Fortalecer el Sistema Nacional de Inversiones Públicas
RESULTADO:	Informes sobre los proyectos de inversión pública

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	535.114.519				535.114.519
4.02	Materiales, Suministros y Mercancías	21.739.130				21.739.130
4.03	Servicios no Personales	353.260.870				353.260.870
	TOTAL	**910.114.519**				**910.114.519**

PROYECTO:	Diseño e instrumentación del Sistema de Información en Planificación
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	429.253.951
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Contar con un sistema integrado de formación en planificación
RESULTADO:	Sistema integrado de formación en planificación participativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	149.253.951				149.253.951
4.02	Materiales, Suministros y Mercancías	17.391.304				17.391.304
4.03	Servicios no Personales	262.608.696				262.608.696
	TOTAL	429.253.951				429.253.951

PROYECTO:	Elaboración de estudios básicos para la formulación del Plan de Desarrollo Eje Norte - Llanero
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	2
ASIGNACIÓN PRESUPUESTARIA:	1.057.861.446
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Disponer de información básica y lineamientos que fortalezcan la política territorial del Gobierno Nacional
RESULTADO:	Información básica para la elaboración del plan de desarrollo del eje norte llanero

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	387.861.446				387.861.446
4.02	Materiales, Suministros y Mercancías	17.391.305				17.391.305
4.03	Servicios no Personales	652.608.695				652.608.695
	TOTAL	1.057.861.446				1.057.861.446

PROYECTO:	Seguimiento Comisión Alto Nivel China/Italia/Venezuela
UNIDAD DE MEDIDA:	Informe
CANTIDAD:	6
ASIGNACIÓN PRESUPUESTARIA:	182.987.251
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Seguir impulsando el nuevo sistema multipolar internacional
OBJETIVOS ESPECIFICOS:	Logro y eficiente ejecución de los proyectos contenidos en los instrumentos suscritos entre China/Italia/Venezuela
RESULTADO:	Informes de seguimiento de los proyectos contenidos en los instrumentos suscritos con China e Italia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	65.375.282				65.375.282
4.02	Materiales, Suministros y Mercancías	36.521.739				36.521.739
4.03	Servicios no Personales	81.090.230				81.090.230
	TOTAL	182.987.251				182.987.251

PROYECTO: Actualización y modernización del Registro Nacional de Funcionarios de la Administración Pública Nacional (APN)
UNIDAD DE MEDIDA: Expediente
CANTIDAD: 2.500.000
ASIGNACIÓN PRESUPUESTARIA: 465.201.212
AREA ESTRATEGICA: Equilibrio Político
OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS: Contar con un registro actualizado y sistematizado de los funcionarios de la Administración Pública Nacional (APN)
RESULTADO: Registro actualizado y moderno de los expedientes de los funcionarios de la Administración Pública Nacional (APN)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	262.733.640				262.733.640
4.02	Materiales, Suministros y Mercancías	132.580.497				132.580.497
4.03	Servicios no Personales	69.887.075				69.887.075
	TOTAL	465.201.212				465.201.212

PROYECTO: Sistema de seguimiento de la política económica

UNIDAD DE MEDIDA: Documento

CANTIDAD: 321

ASIGNACIÓN PRESUPUESTARIA: 678.655.040

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico

OBJETIVOS ESPECIFICOS: Construir un sistema de seguimiento de las políticas económicas, para su análisis y evaluación y formular planes de desarrollo de los sectores económicos

RESULTADO: Boletines, informes y modelos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	556.655.040				556.655.040
4.02	Materiales, Suministros y Mercancías	43.478.260				43.478.260
4.03	Servicios no Personales	78.521.740				78.521.740
	TOTAL	678.655.040				678.655.040

PROYECTO: Diseño y desarrollo del sistema de evaluación de los Planes Operativos Anuales (POAN)
UNIDAD DE MEDIDA: Informe
CANTIDAD: 4
ASIGNACIÓN PRESUPUESTARIA: 194.654.728
AREA ESTRATEGICA: Equilibrio Político
OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS: Evaluación periódica y sistemática de la gestión estratégica
RESULTADO: Evaluaciones físicos - financieras trimestrales de los proyectos del Plan Operativo Anual Nacional (POAN)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	112.654.728				112.654.728
4.02	Materiales, Suministros y Mercancías	60.869.566				60.869.566
4.03	Servicios no Personales	21.130.434				21.130.434
	TOTAL	194.654.728				194.654.728

PROYECTO: Seguimiento de las metas del milenio
UNIDAD DE MEDIDA: Sistema
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 320.809.288
AREA ESTRATEGICA: Equilibrio Social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS: Dar seguimiento a las metas del milenio para Venezuela
RESULTADO: Implementación del sistema de indicadores sociales para el seguimiento de las metas del milenio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	100.809.288				100.809.288
4.02	Materiales, Suministros y Mercancías	165.217.391				165.217.391
4.03	Servicios no Personales	54.782.609				54.782.609
	TOTAL	320.809.288				320.809.288

PROYECTO: Transferencia para financiar los proyectos de CORPOCENTRO

UNIDAD DE MEDIDA: Bolívares

CANTIDAD: 6.651.406.823

ASIGNACIÓN PRESUPUESTARIA: 6.651.406.823

AREA ESTRATEGICA: Equilibrio Político

OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado

OBJETIVOS ESPECIFICOS: Orientar la visión hacia los programas prioritarios que impulsan el desarrollo de la región central en concordancia a las competencias que le corresponde como organismo planificador

RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	6.651.406.823				6.651.406.823
	TOTAL	6.651.406.823				6.651.406.823

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	6.651.406.823				6.651.406.823
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.651.406.823				6.651.406.823
4.07.01.03.00	Transferencias corrientes internas al sector público	6.651.406.823				6.651.406.823
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	6.651.406.823				6.651.406.823
	- A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)	6.651.406.823				6.651.406.823

PROYECTO:	Transferencia para financiar los proyectos de CORPOLLANOS
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	2.472.910.700
ASIGNACIÓN PRESUPUESTARIA:	2.472.910.700
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Desarrollo de empresas asociativas, formulación de proyectos que propicien el desarrollo rural y apoyo de programas y proyectos que estimulen la desconcentración y descentralización territorial
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	2.472.910.700				2.472.910.700
	TOTAL	2.472.910.700				2.472.910.700

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	2.472.910.700				2.472.910.700
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.472.910.700				2.472.910.700
4.07.01.03.00	Transferencias corrientes internas al sector público	2.472.910.700				2.472.910.700
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.472.910.700				2.472.910.700
	- A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)	2.472.910.700				2.472.910.700

PROYECTO:	Transferencia para financiar los proyectos de CORPOANDES
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	2.472.328.372
ASIGNACIÓN PRESUPUESTARIA:	2.472.328.372
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Orientar la construcción del nuevo modelo democrático de participación popular, para elevar la capacidad operativa de gestión de los actores sociales en planificación de desarrollo en la región de los Andes
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	2.472.328.372				2.472.328.372
	TOTAL	2.472.328.372				2.472.328.372

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)
PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	2.472.328.372				2.472.328.372
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.472.328.372				2.472.328.372
4.07.01.03.00	Transferencias corrientes internas al sector público	2.472.328.372				2.472.328.372
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.472.328.372				2.472.328.372
	- A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)	2.472.328.372				2.472.328.372

PROYECTO:	Transferencia para financiar los proyectos del Instituto Nacional de Estadística (INE)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	32.225.640.046
ASIGNACIÓN PRESUPUESTARIA:	32.225.640.046
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Suministrar información estadística, tanto al usuario público, como privado en el ámbito nacional o internacional, a través de diferentes medios, así como la interconexion de las instituciones públicas suscritas a la Plataforma de Información Oficial (Platino)
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	32.225.640.046				32.225.640.046
	TOTAL	32.225.640.046				32.225.640.046

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	32.225.640.046				32.225.640.046
4.07.01.00.00	Transferencias y donaciones corrientes internas	32.225.640.046				32.225.640.046
4.07.01.03.00	Transferencias corrientes internas al sector público	32.225.640.046				32.225.640.046
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	32.225.640.046				32.225.640.046
	- A0198 Instituto Nacional de Estadística (INE)	32.225.640.046				32.225.640.046

PROYECTO:	Transferencia para financiar los proyectos de CORPOVARGAS
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	15.992.157.950
ASIGNACIÓN PRESUPUESTARIA:	15.992.157.950
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Promover, ejecutar, financiar y coordinar proyectos y programas de naturaleza físico ambiental, económico y social, para lograr la recuperación del estado Vargas
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones		15.992.157.950			15.992.157.950
	- 002 Reconstrucción de las obras de control de torrentes de la cuenca del río san Julián (Programa de Cooperación Financiera Hispano-Venezolano)		15.992.157.950			15.992.157.950
	TOTAL		15.992.157.950			15.992.157.950

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones		15.992.157.950			15.992.157.950
4.07.03.00.00	Transferencias y donaciones de capital internas		15.992.157.950			15.992.157.950
4.07.03.03.00	Transferencias de capital internas al sector público		15.992.157.950			15.992.157.950
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		15.992.157.950			15.992.157.950
	- A0210 Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)		15.992.157.950			15.992.157.950

PROYECTO: Transferencia para financiar los proyectos FUDECO
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 2.297.416.236
ASIGNACIÓN PRESUPUESTARIA: 2.297.416.236
AREA ESTRATEGICA: Equilibrio Político
OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS: Apoyo a los proyectos de FUDECO
RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	2.297.416.236				2.297.416.236
	TOTAL	2.297.416.236				2.297.416.236

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	2.297.416.236				2.297.416.236
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.297.416.236				2.297.416.236
4.07.01.03.00	Transferencias corrientes internas al sector público	2.297.416.236				2.297.416.236
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.297.416.236				2.297.416.236
	- A0312 Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)	2.297.416.236				2.297.416.236

PROYECTO:	Transferencia para financiar los proyectos de Fundación Escuela de Gerencia Social (FEGS)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	1.259.032.742
ASIGNACIÓN PRESUPUESTARIA:	1.259.032.742
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Contribuir con la formación de gerentes de los organismos del sector público, nacional, estatal y municipal, en el uso de la información, capacitación y metodologías aplicadas a la gestión social, a través de actividades de docencia, asistencia técnica, investigación e información
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	1.259.032.742				1.259.032.742
	TOTAL	1.259.032.742				1.259.032.742

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	1.259.032.742				1.259.032.742
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.259.032.742				1.259.032.742
4.07.01.03.00	Transferencias corrientes internas al sector público	1.259.032.742				1.259.032.742
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.259.032.742				1.259.032.742
	- A0325 Fundación Escuela de Gerencia Social (FEGS)	1.259.032.742				1.259.032.742

PROYECTO:	Transferencia para financiar los proyectos de IVEPLAN
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	504.396.149
ASIGNACIÓN PRESUPUESTARIA:	504.396.149
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Contribuir al desarrollo del Sistema Nacional de Planificación, según los lineamientos del Plan de la Nación y las exigencias del desarrollo nacional
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	504.396.149				504.396.149
	TOTAL	504.396.149	·			504.396.149

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	504.396.149				504.396.149
4.07.01.00.00	Transferencias y donaciones corrientes internas	504.396.149				504.396.149
4.07.01.03.00	Transferencias corrientes internas al sector público	504.396.149				504.396.149
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	504.396.149				504.396.149
	- A0335 Instituto Venezolano de Planificación (IVEPLAN)	504.396.149				504.396.149

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	27.182.933.280				27.182.933.280
4.03	Servicios no Personales	1.093.000.000				1.093.000.000
	TOTAL	28.275.933.280				28.275.933.280

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	2.571.979.590				2.571.979.590
4.03	Servicios no Personales	38.017.430.465	3.225.000.000			41.242.430.465
	- 001 Facilidad para la Preparación y Ejecución de Proyectos (FAPEP)		3.225.000.000			3.225.000.000
	Resto de Fuentes de Financiamiento	38.017.430.465				38.017.430.465
4.04	Activos Reales	8.772.400.819				8.772.400.819
4.07	Transferencias y Donaciones	48.372.435.126				48.372.435.126
4.11	Disminución de Pasivos	250.000.000				250.000.000
	TOTAL	97.984.246.000	3.225.000.000			101.209.246.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	48.222.435.126				48.222.435.126
4.07.01.00.00	Transferencias y donaciones corrientes internas	48.222.435.126				48.222.435.126
4.07.01.03.00	Transferencias corrientes internas al sector público	48.222.435.126				48.222.435.126
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	48.222.435.126				48.222.435.126
	- A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)	4.300.963.994				4.300.963.994
	- A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)	2.159.357.229				2.159.357.229
	- A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)	8.454.983.483				8.454.983.483
	- A0198 Instituto Nacional de Estadística (INE)	22.835.792.313				22.835.792.313
	- A0210 Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)	6.349.921.981				6.349.921.981
	- A0312 Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)	2.185.409.373				2.185.409.373
	- A0325 Fundación Escuela de Gerencia Social (FEGS)	1.279.137.143				1.279.137.143
	- A0335 Instituto Venezolano de Planificación (IVEPLAN)	656.869.610				656.869.610

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	6.941.364.841				6.941.364.841
	TOTAL	6.941.364.841				6.941.364.841

ACCIÓN CENTRALIZADA: Asignaciones Predeterminadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	2.905.536.022.500				2.905.536.022.500
	TOTAL	2.905.536.022.500				2.905.536.022.500

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	2.905.536.022.500				2.905.536.022.500
4.07.10.00.00	Transferencias y donaciones corrientes internas	2.905.536.022.500				2.905.536.022.500
4.07.10.01.00	Transferencias corrientes internas al sector público	2.905.536.022.500				2.905.536.022.500
	- A0134 Fondo Intergubernamental para la Descentralización (FIDES)	2.905.536.022.500				2.905.536.022.500

Ministerio de Ciencia
y Tecnología

MINISTERIO DE CIENCIA Y TECNOLOGÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

En cumplimiento del Artículo110 de la Constitución de la República Bolivariana de Venezuela, que establece que el Estado reconocerá el interés público de la ciencia, la tecnología, el conocimiento, la innovación y sus aplicaciones y los servicios de información necesarios, por ser instrumentos fundamentales para el desarrollo económico, social y político del país, así como para la seguridad y soberanía nacional, fue creado el Ministerio de Ciencia y Tecnología (Artículo 39 del Decreto N° 369 con rango y fuerza de Ley Orgánica de Administración Central) y, posteriormente, con la promulgación de la Ley Orgánica de Ciencia, Tecnología e Innovación, se instaura el Sistema Nacional de Ciencia y Tecnología, sentándose así un hito histórico nacional al otorgarle un sitial preponderante al conocimiento en el mundo contemporáneo.

Actualmente, el MCT arriba a su sexto aniversario y su misión apunta hacia el Sistema Nacional de Ciencia, Tecnología e Innovación, el cual contribuirá con el Desarrollo Endógeno, Sustentable y Humano, a través del incentivo y desarrollo de procesos de investigación, producción y transferencia de conocimientos de calidad y pertinencia, frente a los problemas y demandas fundamentales que afectan nuestra sociedad y los que potencialmente, en el mediano y largo plazo, pudieran impactar las áreas económicas, sociales y culturales, donde la ciencia, la tecnología y la investigación desempeñan un rol protagónico. Por su parte, la visión del mismo apunta hacia una institución al servicio del ser humano, que genera una cultura científica transdisciplinaria e incluyente, creativa y solidaria, donde el bienestar es compartido por todos los ciudadanos, se respeta la naturaleza, se preservan los saberes populares, la diversidad de la cultura autóctona y el conocimiento ancestral de sus pueblos indígenas, todo ello dentro del marco de los valores de cooperación, inclusión y soberanía nacional.

En función de lo anterior, el MCT ha asumido la instrucción del ciudadano Presidente de la República, en cuanto al cambio en la metodología de formulación, aplicando la técnica del Presupuesto por Proyectos y Acciones Centralizadas, de conformidad con el Artículo 2 del Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, publicado en Gaceta Oficial N° 5.781 del 12-08-2005; así como los tres desafíos institucionales, enunciados por el Ministerio de Planificación y Desarrollo:

- Profundizar y avanzar en el modelo de desarrollo económico y social endógeno para beneficio de las mayorías nacionales
- Lograr una Gestión Pública más eficaz, transparente, coordinada y democrática
- Exhibir con mayor fuerza los resultados concretos de la acción gubernamental

En tal sentido, la Ley de Presupuesto del MCT, para el Ejercicio Fiscal 2006 se formula conforme con las Directrices Estratégicas establecidas en el Plan de Desarrollo Económico y Social de la Nación (PDSEN) 2001-2007, armonizada con la Direccionalidad Estratégica del Gobierno, la cual se plasma en concordancia con los Objetivos Estratégicos de "La Nueva Etapa", así como con los tres Lineamientos de Política y Programas definidos por el Nivel Estratégico del MCT, para la elaboración del Plan Operativo Anual Institucional del año 2006; para ello, se tomó como herramienta el ingreso al sistema "La Nueva Etapa" con la aplicación de la ficha única de proyectos conocida como "Ficha Proyecto Presupuesto", conjuntamente con la Herramienta Informática de Formulación Presupuestaria de la Oficina Nacional de Presupuesto (ONAPRE).

Cabe destacar, que los tres grandes lineamientos estratégicos institucionales, que permiten direccionar la gestión y avanzar paulatinamente en la rectoría y coordinación de las actividades de ciencia, tecnología e innovación en el ámbito nacional, son los siguientes:

- Promover el Conocimiento para el Desarrollo Local Endógeno.

- Desarrollo del Conocimiento Fundamental para la Vida y la Paz
- Fortalecer el Sistema Nacional de Ciencia, Tecnología e Innovación

En cuanto a los Objetivos Estratégicos para La Nueva Etapa por cada Equilibrio, se emplearon los siguientes:

- Equilibrio Económico: "Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico" y "Articular y optimizar la nueva estrategia comunicacional"
- Equilibrio Social: "Avanzar en la conformación de la nueva estructura social"
- Equilibrio Político: "Acelerar la creación de la nueva institucionalidad del aparato del Estado"
- Equilibrio Territorial: "Continuar instalando la nueva estructura territorial"
- Equilibrio Internacional: "Profundizar y acelerar la conformación de la nueva estrategia militar nacional" y "Seguir impulsando el nuevo sistema internacional multipolar"

De estos objetivos estratégicos se desprende, que para desarrollar su compleja gestión institucional, el Ministerio empleará como mecanismo dinamizador la captación de recursos financieros, previo establecimiento de criterios de priorización y racionalización en el uso y distribución de los mismos, destinados al financiamiento de proyectos comprendidos dentro de sus diez Proyectos, los cuales se detallan a continuación:

- Soberanía y Seguridad Alimentaria: Conforma los proyectos dirigidos a estimular y fortalecer la producción de conocimientos, el desarrollo de nuevas técnicas y la aplicación de biotecnología, para contribuir a disminuir la dependencia en productos y servicios de la alimentación de la población
- Petróleo, Gas y Energías Alternas: Incluye proyectos destinados a promover la inversión en capacidades científicas y tecnológicas, que contribuyan con el manejo soberano de la industria petrolera y energética
- Tecnologías de Información y Comunicación: Agrupa proyectos que apuntan hacia el incremento de la capacidad científica y técnica y el uso de las TIC en la sociedad venezolana, para contribuir con el acceso universal al conocimiento
- Salud Pública: Considera aquellos proyectos cuyo objetivo consiste en fortalecer la capacidad científica y tecnológica en enfermedades transmisibles y congénitas y desarrollar la producción nacional de medicamentos
- Calidad de la Educación: Engloba proyectos que contribuyen al fortalecimiento del sistema educativo nacional, a través del desarrollo de programas de formación que estimulen la creatividad y el conocimiento científico en el aparato escolar venezolano
- Calidad de la Gestión Pública: Abarca aquellos proyectos que contribuyen a mejorar la calidad de la Gestión Pública en las instituciones gubernamentales para ofrecer servicios de calidad al ciudadano
- Ciencia y Tecnología para la Seguridad y Defensa Nacional: Comprende los proyectos encaminados a fortalecer la capacidad científica y tecnológica en apoyo a la seguridad y defensa, contribuyendo así con la independencia y soberanía nacional
- Hábitat y Desarrollo: Aglutina proyectos orientados hacia el fortalecimiento de las capacidades científicas y tecnológicas para el uso adecuado del territorio, contribuyendo con la conservación y uso sustentable del hábitat, en función del desarrollo endógeno
- Innovación para el Desarrollo Endógeno Local: Toma en consideración aquellos proyectos que propician el encuentro del conocimiento, las necesidades y el talento en una unidad territorial, que permita generar capacidades y articular acciones, que promuevan el desarrollo endógeno
- Visibilidad y Promoción Social del Conocimiento: Considera proyectos dirigidos a valorar, estimular y difundir en la sociedad venezolana los beneficios de la actividad científica, tecnológica e innovativa para la solución de sus problemas

En este orden de ideas, se destaca, que entre las prioridades establecidas para la formulación de los proyectos, se tomaron en consideración aquellos que concretan bienes o servicios para el año 2006; producto de acuerdos internacionales, vinculados con la descentralización desconcentrada;

relacionados con el ciclo del agua; con las Misiones Sociales y Productivas; la Seguridad Alimentaria y el desarrollo productivo endógeno. Por otra parte, cabe señalar que para la citada formulación se tomaron en cuenta los lineamientos y directrices que se detallan a continuación:

- Enmarcar los proyectos dentro de los diez objetivos estratégicos y en los equilibrios Social, Económico, Político, Territorial e Internacional, base estructural de la Gestión del Estado
- Garantizar la continuidad y consolidación de los convenios de cooperación y las misiones
- Privilegiar la inversión en proyectos que representen un efecto multiplicador importante en el nivel de empleo, dentro del marco de la concepción estratégica del desarrollo endógeno
- Prever que la denominación y unidad de medida de la metas expresen adecuadamente la producción de bienes y servicios de los proyectos y de sus respectivas acciones especificas, con sus correspondientes indicadores de desempeño, a fin de realizar el seguimiento y evaluación de la gestión pública

Se menciona, que la ejecución de los proyectos, requiere de compromisos, tanto en el marco de su política institucional, como de niveles de inversión adecuados, así como de la participación de distintos actores del SNCTI, dirigidos principalmente a la inversión en investigación científica, desarrollo e innovación tecnológica, susceptibles de financiamiento, subvención u otra actividad similar, además de la previsión para los gastos de funcionamiento, promoción y divulgación, cuya ejecución se fundamente en los mecanismos de control y seguimiento formulados para tales efectos. En tal sentido, el Ministerio obtendrá recursos ordinarios y extraordinarios dirigidos a financiar los proyectos de inversión que conforman el POAI 2006, con énfasis en los ocho proyectos estratégicos nacionales definidos para el POAN 2006.

Tomando en consideración lo antes planteado, para el Ejercicio Fiscal 2006, el Ejecutivo Nacional asignó recursos al Ministerio de Ciencia y Tecnología por el orden de Bs. 661.435,9 millones; de los cuales Bs. 419.366,3 millones (63,0%) están destinados a los Proyectos del MCT y Bs. 242.069,6 millones (37%) para las Acciones Centralizadas. Por consiguiente, el monto total se discrimina así: Bs. 604.027,3 millones corresponden a Recursos Ordinarios, de los cuales la cantidad de Bs. 3.705,8 millones se destinan al financiamiento de Convenios de Cooperación; Bs. 600.321,5 millones para Otros Conceptos y Bs. 57.408,6 millones corresponden al financiamiento proveniente de la Ley Especial de Endeudamiento.

Es importante mencionar que este Despacho le dará continuidad al Proyecto Tecnología Satelital en el Desarrollo Endógeno, vista su importancia para satisfacer las necesidades de Estado en el manejo de la información estratégica y comunicacional, como apoyo a los proyectos sociales, con tecnología de última generación, enmarcado bajo un convenio bilateral que garantice la transferencia tecnológica, a tal efecto se estima contar con financiamiento extraordinario para concluir el proyecto en el tiempo previsto y lograr el lanzamiento del mismo en el año 2008.

Con relación a los proyectos restantes considerados tanto en el POAN y POAI, los mismos serán ejecutados a través de las Direcciones Sustantivas del MCT, los cuales se distribuyen en función a la estructura presupuestaria definida para el Ejercicio Fiscal 2006. Así mismo se formularon tres (3) Acciones Centralizadas cuyos recursos serán ejecutados, principalmente, a través de las Direcciones de Apoyo adscritas al Despacho y destinados a los gastos de funcionamiento necesarios para el logro de los objetivos previstos, así como para garantizar la ejecución de los proyectos del MCT.

Por último, cabe mencionar que con la creación mediante Decreto Presidencial de quince (15) nuevos organismos adscritos al Ministerio, se tomó una previsión presupuestaria por el orden de Bs. 9.500,0 millones, orientados a la organización y puesta en marcha de los mismos, a saber: Trece (13) Fundaciones para el Desarrollo de la Ciencia y la Tecnología en los estados: Amazonas, Apure, Barinas, Cojedes, Delta Amacuro, Guárico, Miranda, Monagas, Nueva Esparta, Portuguesa, Trujillo, Vargas y Yaracuy (Decreto N° 3.931 del 20-09-2005), que coadyuvarán a fortalecer el SNCTI a nivel nacional, creando presencia en las regiones y propiciando la ejecución de las políticas institucionales del MCT; la Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT), dirigida a propiciar e impulsar el desarrollo de la telecomunicaciones en Venezuela a través de la coordinación, gerencia y ejecución de proyectos tecnológicos, de investigación científica y capacitación de talento humano (Decreto N° 3.714 del 12-09-2005) y el Centro Nacional de Tecnología Química (CNTQ), dirigido a fortalecer y articular las capacidades en el área de química y catálisis, y conectarlas a los requerimientos de los sectores productivos en pro del desarrollo del país (Decreto N° 3.899 del 12-09-2005). Este mandato responde al compromiso constitucional del Estado venezolano de reconocer el interés público de la ciencia, la tecnología, el conocimiento, la innovación, sus aplicaciones y los servicios de información, necesarios por ser instrumentos fundamentales para el desarrollo económico, social y político del país, así como elementos fundamentales para la seguridad y soberanía nacional.

RESUMEN DE PROYECTOS DEL ORGANISMO
(Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
300007000	MCT - Innovación en la Popularización y Enseñanza de la Ciencia y la Tecnología	Estudio	4	690.253.767			690.253.767
300008000	MCT - Marco Regulatorio de las Tecnologías de la Información	Documento	150	2.836.004.566			2.836.004.566
300009000	MCT - Transmisión del Conocimiento sobre Ciencia y Tecnología a Través de la Radio y TV con Participación de la Población	Programa	104	1.349.346.481			1.349.346.481
300010000	MCT - Implantación del Software Libre en la Administración Pública Nacional	Ente de ejecución	1.230	725.024.374			725.024.374
300011000	MCT - Centro Nacional de Documentación e Información del Ministerio de Ciencia y Tecnología	Servicio	1	590.336.137			590.336.137
300012000	MCT - Computador Bolivariano	Computadora	150.000	415.793.842			415.793.842
300013000	MCT - Municipio Innovador: Alcaldía Digital - Componente de Formación y Capacitación	Alcaldía	335	178.151.567			178.151.567
300014000	MCT - Tecnologías Estratégicas para la Unificación de la Información (TEPUI Formación y Capacitación para las Misiones)	Taller	13	36.936.000			36.936.000
300015000	MCT - Creación de una Dirección Estratégica de Protección y Seguridad.	Servicio	1	1.024.177.888			1.024.177.888
300016000	MCT - Proyecto de Divulgación de la Ciencia y la Tecnología a Través de los Medios de Comunicación Social	Ejemplar	261	512.098.909			512.098.909
300017000	MCT - Consolidación de la Feria Nacional, Regional y de la Unidad Móvil Sobre Ciencia y Tecnología	Evento	4	503.444.976			503.444.976

RESUMEN DE PROYECTOS DEL ORGANISMO (Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
300018000	MCT - Implementación del Modelo de Gestión para el Cumplimiento de lo Previsto en la Ley Orgánica de Ciencia, Tecnología e Innovación LOCTI Referente a la Inversión y Aporte de las Empresas en CTI	Sistema	1	471.496.273			471.496.273
300019000	MCT-Sistema Integral de Evaluación de Gestión del MCT y sus Organismos Adscritos	Sistema	1	660.458.191			660.458.191
300020000	MCT - Fortalecimiento, Consolidación y Difusión de la Cooperación Bilateral y Multilateral en Ciencia, Tecnología e Innovación	Red	4	841.745.984			841.745.984
300021000	MCT - Creación de Redes Académicas de Investigación en Salud	Red	3	267.316.638			267.316.638
300022000	MCT - Apoyo a la Inventiva Nacional Luis Zambrano	Proyecto Supervisado	100	463.536.435			463.536.435
300023000	MCT - Transferencia para Financiar los Proyectos del FONACIT	Bolívares	88.157.569.385	49.457.569.385	38.700.000.000		88.157.569.385
300024000	MCT- Puesta en Marcha de la Comunidad Virtual Red de Venezolanos en el Exterior	Registro	20	37.965.552			37.965.552
300025000	MCT- Programa Avanzado de Capacitación de Tecnologías de Negocios en la Web	Persona	16.000	288.439.497			288.439.497
300026000	MCT- Sistema de Información en Materia de Indicadores de Ciencia, Tecnología e Innovación	Indicador	115	102.544.612			102.544.612
300027000	MCT-Actualización de las Políticas Institucionales de Mediano Plazo	Plan	1	48.024.618			48.024.618
300028000	MCT- Transferencias para Financiar los Proyectos del IVIC	Bolívares	81.539.274.187	81.539.274.187			81.539.274.187
300029000	MCT- Transferencia para Financiar los Proyectos del INIA	Bolívares	93.998.564.044	75.289.957.139	18.708.606.905		93.998.564.044
300030000	MCT- Transferencia para Financiar los Proyectos del CIEPE	Bolívares	5.719.192.408	5.719.192.408			5.719.192.408

RESUMEN DE PROYECTOS DEL ORGANISMO
(Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
300031000	MCT- Transferencia para Financiar los Proyectos del IDEA	Bolívares	9.872.384.114	9.872.384.114			9.872.384.114
300032000	MCT-Transferencias para Financiar los Proyectos de FUNDACITE Anzoátegui	Bolívares	788.939.296	788.939.296			788.939.296
300033000	MCT- Transferencia para Financiar los Proyectos del FIIDT	Bolívares	11.639.772.951	11.639.772.951			11.639.772.951
300034000	MCT- Transferencia para Financiar los Proyectos de FUNDACITE Aragua	Bolívares	884.128.223	884.128.223			884.128.223
300035000	MCT - Transferencia para Financiar los Proyectos de FUNVISIS	Bolívares	5.352.359.768	5.352.359.768			5.352.359.768
300036000	MCT - Transferencia para Financiar los Proyectos de FUNDACITE Carabobo	Bolívares	1.024.302.216	1.024.302.216			1.024.302.216
300037000	MCT - Acercamiento de la Ciencia y la Tecnología a los Comunicadores Sociales	Encuentro	400	211.512.192			211.512.192
300038000	MCT - Transferencia para Financiar los Proyectos de QUIMBIOTEC	Bolívares	14.573.319.549	14.573.319.549			14.573.319.549
300039000	MCT - Transferencia para Financiar los Proyectos de FUNDACITE Falcón	Bolívares	959.900.000	959.900.000			959.900.000
300040000	MCT - Transferencia para Financiar los Proyectos del CNTI	Bolívares	42.800.813.223	42.800.813.223			42.800.813.223
300042000	MCT - Transferencia para Financiar los Proyectos del FVPI	Bolívares	24.588.423.994	24.588.423.994			24.588.423.994
300043000	MCT - Transferencia para financiar los proyectos de FUNDACITE Lara	Bolívares	842.474.000	842.474.000			842.474.000
300044000	MCT - Transferencia para Financiar los Proyectos de FUNDACITE Mérida	Bolívares	1.450.000.000	1.448.439.838			1.448.439.838
300045000	MCT - Transferencia para Financiar los Proyectos de FUNDACITE Táchira	Bolívares	725.755.359	725.755.359			725.755.359
300046000	MCT - Transferencia para Financiar los Proyectos de FUNDACITE Sucre	Bolívares	831.918.699	831.918.699			831.918.699

RESUMEN DE PROYECTOS DEL ORGANISMO
(Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
300047000	MCT-Estudio prospectivo para el sector de las TICS	Estudio	1	83.517.602			83.517.602
300048000	MCT – Transferencia para Financiar los Proyectos de SUSCERTE	Bolívares	2.139.019.137	2.139.019.137			2.139.019.137
300049000	MCT – Transferencia para Financiar los Proyectos de FUNDACITE Zulia	Bolívares	1.238.510.835	1.238.510.835			1.238.510.835
300050000	MCT - Investigación, Acción Sobre Inclusión Social de Niños, Niñas y Adolescentes en los Municipios más Excluidos en los Estados del Eje de Desarrollo Norte-Llanero (1 ETAPA)	Persona	3.000	230.972.579			230.972.579
300051000	MCT - Transferencia para Financiar los Proyectos de la Fundación CIDA	Bolívares	1.573.820.474	1.573.820.474			1.573.820.474
300052000	MCT - Transferencia para Financiar los Proyectos de INZIT CICASI	Bolívares	1.017.181.409	1.017.181.409			1.017.181.409
300053000	MCT - Desarrollo de Plataforma de las Empresas Asociativas de Base Tecnológica en Salud para la Producción de KIT de Diagnóstico, Medicamento y Otros Insumos Médico Quirúrgicos	Empresa	2	1.038.943.396			1.038.943.396
300054000	MCT - Apoyo a la Plataforma para la Viabilidad del Conocimiento Popular y Producción Científica Venezolana en la Comunidad	Artículo	1.000	226.926.508			226.926.508
300056000	MCT - Estudio Prospectivo, Regional Sobre Educación Superior y Transformación Colectiva (CAB)	Estudio	1	284.031.758			284.031.758
300057000	MCT Municipio Innovador: Redes de Innovación Productiva	Red	308	2.649.287.041			2.649.287.041
300058000	MCT - Apoyo a la Economía Social	Red	50	1.185.727.582			1.185.727.582

RESUMEN DE PROYECTOS DEL ORGANISMO
(Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
300059000	MCT - Producción Agrícola: Transferencias de Tecnologías Agroindustriales para el Fortalecimiento y Desarrollo Productivo de Comunidades Organizadas.	Asistencia Técnica	29	416.990.650			416.990.650
300060000	MCT - Producción de Alimentos para Animales: Transferencia de Tecnología para la Elaboración de Alimentos Balanceados.	Taller	12	634.551.396			634.551.396
300061000	MCT- Sistema de Seguimiento y Acompañamiento de Políticas Públicas en CyT	Informe Técnico	1	207.199.156			207.199.156
300062000	MCT - Adecuación del Plan Operativo Anual 2007 del MCT a las Políticas Institucionales del MCT	Plan Operativo Anual	1	115.904.720			115.904.720
300063000	MCT-Fortalecimiento de las Contralorías Sociales	Taller	80	1.033.194.065			1.033.194.065
300064000	MCT- Desarrollo de Talento Humano de Alto Nivel para la Tecnología y la Innovación	Subsidio	400	122.847.603			122.847.603
300065000	MCT-Estrategia de Población y Desarrollo	Funcionario Capacitado	600	311.472.669			311.472.669
300066000	MCT- Conocimiento, Socialización e Innovación en Materia de Sustentabilidad Ambiental, Asentamientos Humanos y Prevención de Riesgo en Caso de Desastres.	Mapa	100	703.087.966			703.087.966
300067000	MCT- Gestión de la Información de Fuentes de Financiamiento e Implementación de Mecanismo que Faciliten la Obtención de Fianzas y Financiamientos a los Proyectos de Investigación y Desarrollo en Ciencia y Tecnología	Documento	1	1.655.115.403			1.655.115.403
300068000	MCT- Consolidación de Premios Nacionales en Ciencia, Tecnología e Innovación del Salón de Inventiva Tecnológica Popular (Luis Zambrano), Escuela y Lectura en Jóvenes	Premio	6	549.485.294			549.485.294
300069000	MCT- Misión Vuelvan Caras - Ruta del Chocolate	Reunión	480	289.985.867			289.985.867

RESUMEN DE PROYECTOS DEL ORGANISMO
(Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
300070000	MCT-Municipio Innovador: Formación de Funcionarios Públicos en Gestión Catastral de Riesgo y Gestión Pública, Redes de Innovación Productiva e Investigación y Desarrollo	Taller	45	2.108.538.738			2.108.538.738
300071000	MCT- Fortalecimiento y Fomento de la Capacidad Científica Tecnológica y de Innovación de la Empresa Nacional en el Sector Hidrocarburos y su Transformación	Empresa	10	954.531.597			954.531.597
300072000	MCT-Plan Nacional de Semilla: Desarrollo de Capacidades Nacionales para la Conservación y Uso de Recursos Genéticos para el Desarrollo Agrícola	Sistema	1	169.405.206			169.405.206
300073000	MCT-Calidad de Agua en Pro del Desarrollo Endógeno, de las Comunidades Ubicadas en Áreas Críticas	Comunidad	12	373.943.104			373.943.104
300074000	MCT Tecnología Satelital en el Desarrollo Endógeno	Servicio de Telecomunicación	1	50.000.000			50.000.000
	TOTAL			361.957.724.603	57.408.606.905		419.366.331.508

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
300001000	Dirección y Coordinación de los Gastos de los Trabajadores	30.376.470.274			30.376.470.274
300002000	Gestión Administrativa	211.265.105.123			211.265.105.123
300003000	Previsión y Protección Social	428.000.000			428.000.000
	TOTAL	**242.069.575.397**			**242.069.575.397**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**493**	**4.406.312.794**
- Directivo	25	399.766.992
- Profesional y Técnico	352	3.393.061.920
- Administrativo	56	298.911.733
- Obrero	60	314.572.149
Personal Contratado	**23**	**533.799.996**
- Profesional y Técnico	8	288.000.000
- Administrativo	10	220.800.000
- Obrero	5	24.999.996
TOTAL	516	**4.940.112.790**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	27.013.478.716			27.013.478.716
4.02	Materiales, Suministros y Mercancías	2.285.732.032			2.285.732.032
4.03	Servicios no Personales	39.523.522.084			39.523.522.084
4.04	Activos Reales	5.305.367.168			5.305.367.168
4.07	Transferencias y Donaciones	529.749.200.000	57.408.606.905		587.157.806.905
4.11	Disminución de Pasivos	150.000.000			150.000.000
	TOTAL	604.027.300.000	57.408.606.905		661.435.906.905

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	529.080.200.000	57.408.606.905		586.488.806.905
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	519.048.880.451			519.048.880.451
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	519.048.880.451			519.048.880.451
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	514.256.880.451			514.256.880.451
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	160.196.574.537			160.196.574.537
	- A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)	119.527.357.370			119.527.357.370
	- A0191 Fundación Venezolana de Promoción del Investigador (FVPI)	25.293.157.741			25.293.157.741
	- A0209 Centro Nacional de Tecnologías de Información (CNTI)	52.502.360.692			52.502.360.692
	- A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	7.513.934.350			7.513.934.350

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0313 Fundación Instituto Internacional de Estudios Avanzados (IDEA)	15.790.761.538			15.790.761.538
	- A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui (FUNDACITE-ANZOÁTEGUI)	1.013.811.606			1.013.811.606
	- A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (FUNDACITE-ARAGUA)	1.416.744.673			1.416.744.673
	- A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (FUNDACITE-CARABOBO)	1.439.549.880			1.439.549.880
	- A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (FUNDACITE-FALCÓN)	1.599.926.693			1.599.926.693
	- A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (FUNDACITE-GUAYANA)	1.072.338.704			1.072.338.704
	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (FUNDACITE-MÉRIDA)	1.589.350.847			1.589.350.847
	- A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (FUNDACITE-TÁCHIRA)	1.022.190.647			1.022.190.647
	- A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (FUNDACITE-SUCRE)	1.188.455.284			1.188.455.284
	- A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	17.907.343.002			17.907.343.002
	- A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	1.451.143.503			1.451.143.503
	- A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Zuliana (FUNDACITE-ZULIA)	1.769.301.192			1.769.301.192
	- A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	7.646.228.239			7.646.228.239
	- A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	2.240.069.017			2.240.069.017
	- A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (FUNDACITE-LARA)	1.203.533.307			1.203.533.307
	- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	87.239.384.835			87.239.384.835

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	3.633.362.794			3.633.362.794
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	4.792.000.000			4.792.000.000
	- A0677 QUIMBIOTEC, C. A.	4.792.000.000			4.792.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	10.031.319.549	57.408.606.905		67.439.926.454
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	10.031.319.549	57.408.606.905		67.439.926.454
4.07.03.03.02	Transferencias de Capital a entes Descentralizados Sin Fines Empresariales	250.000.000	57.408.606.905		57.658.606.905
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)		18.708.606.905		18.708.606.905
	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (FUNDACITE-MÉRIDA)	250.000.000			250.000.000
	- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)		38.700.000.000		38.700.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	9.781.319.549			9.781.319.549
	- A0677 QUIMBIOTEC, C. A.	9.781.319.549			9.781.319.549

RELACIÓN DE TRANSFERENCIAS A ÓRGANOS EXTERNOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	241.000.000			241.000.000
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	241.000.000			241.000.000
4.07.02.01.00	Transferencias Corrientes al Exterior	241.000.000			241.000.000
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	241.000.000			241.000.000
	- I0082 Organización de los Estados Americanos (O.E.A.)	57.648.000			57.648.000
	- I0212 Fundación Internacional para la Ciencia - IFS	432.000			432.000
	- I0213 Consejo Internacional de Uniones Científicas - ICSU	1.968.000			1.968.000
	- I0214 Unión Internacional de Ciencias Biológicas - IUBS	3.888.000			3.888.000
	- I0215 Centro Internacional de Ingeniería Genética y Biotecnología - CIIGB	36.528.000			36.528.000
	- I0216 Asociación Mundial de Organizaciones de Investigación Industrial y Tecnológica - WAITRO	912.000			912.000
	- I0217 Programa Internacional de la Geósfera - IGBP	1.968.000			1.968.000
	- I0218 Red Latinoamericana de Ciencias Biológicas - RELAB	5.808.000			5.808.000
	- I0219 Instituto Interamericano para el Cambio Global - IAI	24.048.000			24.048.000
	- I0220 Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo - CYTED	96.712.000			96.712.000
	- I0221 Consorcio Latinoamericano de la Yuca - CLAYUCA	9.648.000			9.648.000
	- I0222 Centro Latinoamericano de Física - CLAF	1.008.000			1.008.000
	- I0224 Red de Información Tecnológica Latinoamericana (RITLA)	432.000			432.000

PROYECTO: MCT - Innovación en la Popularización y Enseñanza de la Ciencia y la Tecnología

UNIDAD DE MEDIDA: Estudio

CANTIDAD: 4

ASIGNACIÓN PRESUPUESTARIA: 690.253.767

ÁREA ESTRATÉGICA: Equilibrio Político

OBJETIVO ESTRATÉGICO: Valorar, Estimular y Difundir en la Sociedad Venezolana los Beneficios de la Actividad Científica, Tecnológica e Innovativa para las Soluciones de sus Problemas.

OBJETIVOS ESPECIFICOS: Estimar la Contribución del Conocimiento Aplicado a los Problemas Nacionales Mediante la Premiación en CTI

RESULTADO: Sub-Proyectos del Portafolio Acordados por los Países del CAB, en Marcha

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	324.313.765				324.313.765
4.02	Materiales, Suministros y Mercancías	21.000.000				21.000.000
4.03	Servicios no Personales	344.940.002				344.940.002
	TOTAL	690.253.767				690.253.767

PROYECTO:	MCT - Marco Regulatorio de las Tecnologías de la Información
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	150
ASIGNACIÓN PRESUPUESTARIA:	2.836.004.566
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	incrementar la capacidad científica y tecnológica y el uso de las TIC en la sociedad venezolana para contribuir con el acceso universal al conocimiento
OBJETIVOS ESPECIFICOS:	Proveer a la APN de un sistema para la gestión y control de los flujos de trabajo, registrar y mantener actualizada la información sobre los recursos de las TIC en APN, tecnologías de información y comunicación en APN y garantizar la calidad y transparencia de los planes y proyectos TIC en la APN
RESULTADO:	Manejo de un sistema o herramienta en la APN, total de recursos TIC de la APN registrados en el sistema, regulación en materia de TIC para el Estado, creación de un formato unificado y la formación de ciudadanos para la presentación del proyecto

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	498.651.166				498.651.166
4.02	Materiales, Suministros y Mercancías	23.560.000				23.560.000
4.03	Servicios no Personales	2.231.543.400				2.231.543.400
4.04	Activos Reales	82.250.000				82.250.000
	TOTAL	**2.836.004.566**				**2.836.004.566**

PROYECTO:	MCT - Transmisión del Conocimiento Sobre Ciencia y Tecnología a Través de la Radio y TV con Participación de la Población
UNIDAD DE MEDIDA:	Programa
CANTIDAD:	104
ASIGNACIÓN PRESUPUESTARIA:	1.349.346.481
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Valorar, estimular y difundir en la sociedad venezolana los beneficios de la actividad científica, tecnológica e innovadora para la solución de sus problemas
OBJETIVOS ESPECIFICOS:	Proporcionar espacios de participación ciudadana en programas de radio y TV, con temas de su interés dentro del marco de la ciencia y la tecnología
RESULTADO:	Servicio de información y transformación del conocimiento

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	213.906.481				213.906.481
4.03	Servicios no Personales	1.135.440.000				1.135.440.000
	TOTAL	1.349.346.481				1.349.346.481

PROYECTO: MCT - Implantación del Software Libre en la Administración Pública Nacional

UNIDAD DE MEDIDA: Ente de Ejecución

CANTIDAD: 1.230

ASIGNACIÓN PRESUPUESTARIA: 725.024.374

ÁREA ESTRATÉGICA: Equilibrio Económico

OBJETIVO ESTRATÉGICO: Tecnologías de información y comunicación: incrementar la capacidad científica y tecnológica y el uso de las TIC en la sociedad venezolana para contribuir con el acceso universal al conocimiento

OBJETIVOS ESPECIFICOS: Operacionalizar el Decreto 3390, para implantar el uso del software libre en la Administración Pública Nacional

RESULTADO: Software libre implantado en la Administración Pública Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	353.474.246				353.474.246
4.02	Materiales, Suministros y Mercancías	12.840.000				12.840.000
4.03	Servicios no Personales	325.506.128				325.506.128
4.04	Activos Reales	33.204.000				33.204.000
	TOTAL	725.024.374				725.024.374

PROYECTO:	MCT - Centro Nacional de Documentación e Información del Ministerio de Ciencia y Tecnología
UNIDAD DE MEDIDA:	Servicio
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	590.336.137
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Valorar, estimular y difundir en la sociedad venezolana los beneficios de la actividad científica, tecnológica y de innovación para la solución de sus problemas
OBJETIVOS ESPECIFICOS:	Liderizar, coordinar y administrar a nivel nacional, la documentación e información especializada tanto en ciencia, tecnología e innovación, en el campo de la gestión institucional en estas áreas, para la formación de masa critica, ciudadana y usuarios de ciencia y tecnología.
RESULTADO:	Servicios de documentación accesibles al conocimiento e información almacenada, tanto física como virtualmente, para los usuarios de la zona metropolitana y del país

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	158.504.137				158.504.137
4.02	Materiales, Suministros y Mercancías	105.500.000				105.500.000
4.03	Servicios no Personales	96.532.000				96.532.000
4.04	Activos Reales	229.800.000				229.800.000
	TOTAL	590.336.137				590.336.137

PROYECTO:	MCT - Computador Bolivariano
UNIDAD DE MEDIDA:	Computadora
CANTIDAD:	150.000
ASIGNACIÓN PRESUPUESTARIA:	415.793.842
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Incrementar la capacidad científica y tecnológica y el uso de las TIC en la sociedad venezolana para contribuir con el acceso universal al conocimiento
OBJETIVOS ESPECIFICOS:	Fortalecer el desarrollo de la industria nacional de hardware partiendo de la producción de computadores personales de marca nacional y con estándares internacionales, a través del fomento y creación de cooperativas de base tecnológica y/o Pymes y con la participación de empresas especializadas
RESULTADO:	Computador Laptop y Desktop hechos en Venezuela

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	132.552.842				132.552.842
4.02	Materiales, Suministros y Mercancías	10.600.000				10.600.000
4.03	Servicios no Personales	272.641.000				272.641.000
	TOTAL	415.793.842				415.793.842

PROYECTO: MCT - Municipio Innovador: Alcaldía Digital - Componente de Formación y Capacitación

UNIDAD DE MEDIDA: Alcaldía

CANTIDAD: 335

ASIGNACIÓN PRESUPUESTARIA: 178.151.567

ÁREA ESTRATÉGICA: Equilibrio Territorial

OBJETIVO ESTRATÉGICO: Propiciar el encuentro entre el conocimiento, las necesidades y el talento en una unidad territorial que permita generar capacidades y articular acciones que promuevan el desarrollo endógeno

OBJETIVOS ESPECIFICOS: Habilitar tecnológicamente a las alcaldías del país y modernizar su funcionamiento

RESULTADO: Alcaldías habilitadas tecnológicamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	88.368.567				88.368.567
4.02	Materiales, Suministros y Mercancías	3.000.000				3.000.000
4.03	Servicios no Personales	83.433.000				83.433.000
4.04	Activos Reales	3.350.000				3.350.000
	TOTAL	178.151.567				178.151.567

PROYECTO:	MCT - Tecnologías Estratégicas para la Unificación de la Información (TEPUI Formación y Capacitación para las Misiones)
UNIDAD DE MEDIDA:	Taller
CANTIDAD:	13
ASIGNACIÓN PRESUPUESTARIA:	36.936.000
ÁREA ESTRATÉGICA:	Equilibrio Social
OBJETIVO ESTRATÉGICO:	Calidad de la educación
OBJETIVOS ESPECIFICOS:	Conformar una sola plataforma interpolada de tecnologías de información y comunicación para soportar la gestión de los programas y proyectos sociales (Intranet- Tepui)
RESULTADO:	Formación sobre las TIC a todas las misiones y servicio de intranet para las mismas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	10.000.000				10.000.000
4.03	Servicios no Personales	26.936.000				26.936.000
	TOTAL	36.936.000				36.936.000

PROYECTO: MCT - Creación de una Dirección Estratégica de Protección y Seguridad

UNIDAD DE MEDIDA: Servicio

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 1.024.177.888

ÁREA ESTRATÉGICA: Equilibrio Político

OBJETIVO ESTRATÉGICO: Contribuir a mejor la calidad en las instituciones públicas para ofrecer un servicio efectivo para el ciudadano

OBJETIVOS ESPECIFICOS: Brindar servicio de protección y seguridad a las personas y bienes materiales en las instalaciones de la nueva sede

RESULTADO: Servicio de protección y vigilancia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	678.450.088				678.450.088
4.02	Materiales, Suministros y Mercancías	87.000.000				87.000.000
4.03	Servicios no Personales	52.457.800				52.457.800
4.04	Activos Reales	206.270.000				206.270.000
	TOTAL	1.024.177.888				1.024.177.888

PROYECTO:	MCT - Proyecto de Divulgación de la Ciencia y la Tecnología a Través de los Medios de Comunicación Social
UNIDAD DE MEDIDA:	Ejemplar
CANTIDAD:	261
ASIGNACIÓN PRESUPUESTARIA:	512.098.909
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Valorar, estimular y difundir en la sociedad venezolana los beneficios de la actividad científica, tecnológica e innovación para la solución de sus problemas
OBJETIVOS ESPECIFICOS:	Fomentar la creciente necesidad de información sobre ciencia y tecnología en el colectivo en los medios masivos de comunicación
RESULTADO:	Masificación de los alcances en la ciencia y la tecnología

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	290.036.599				290.036.599
4.02	Materiales, Suministros y Mercancías	80.000.000				80.000.000
4.03	Servicios no Personales	142.062.310				142.062.310
	TOTAL	512.098.909				512.098.909

PROYECTO:	MCT - Consolidación de la feria nacional, regional y de la unidad móvil sobre ciencia y tecnología
UNIDAD DE MEDIDA:	Evento
CANTIDAD:	4
ASIGNACIÓN PRESUPUESTARIA:	503.444.976
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Valorar, estimular y difundir en la sociedad venezolana los beneficios de la actividad científica, tecnológica e innovativa para la solución de sus problemas.
OBJETIVOS ESPECIFICOS:	Ofrecer espacios alternativos para acercar al ciudadano al quehacer científico y tecnológico en Venezuela, al uso, difusión y adaptación del conocimiento científico y tecnológico, estimular el despertar de vocaciones tempranas en estas áreas.
RESULTADO:	Ferias y exposiciones itinerantes educativas y recreativas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	12.000.000				12.000.000
4.03	Servicios no Personales	491.444.976				491.444.976
	TOTAL	**503.444.976**				**503.444.976**

PROYECTO:	MCT - Implementación del modelo de gestión para el cumplimiento de lo previsto en la ley orgánica de ciencia, tecnología e innovación LOCTI referente a la inversión y aporte de las empresas en CTI
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	471.496.273
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Contribuir a mejorar la calidad de la gestión en las instituciones públicas para prestar servicios de calidad al ciudadano
OBJETIVOS ESPECIFICOS:	Garantizar el cumplimiento del aporte e inversión que las grandes empresas deben realizar en CTI de acuerdo a lo previsto en la LOCTI
RESULTADO:	Sistema de gestión, supervisión, fiscalización y sancionatorio para el cumplimiento de la LOCTI

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	290.750.413				290.750.413
4.02	Materiales, Suministros y Mercancías	3.549.000				3.549.000
4.03	Servicios no Personales	172.196.860				172.196.860
4.04	Activos Reales	5.000.000				5.000.000
	TOTAL	471.496.273				471.496.273

PROYECTO:	MCT-Sistema integral de evaluación de gestión del MCT y sus organismos adscritos
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	660.458.191
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Contribuir a mejorar la calidad de la gestión en las instituciones públicas para ofrecer servicios de calidad al ciudadano
OBJETIVOS ESPECIFICOS:	Implementar el sistema integral de evaluación de gestión con la finalidad de hacer seguimiento, evaluación y control de los proyectos del MCT y sus organismos adscritos
RESULTADO:	Sistema integral de evaluación de gestión automatizado, instalado y operativo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	593.546.060				593.546.060
4.02	Materiales, Suministros y Mercancías	7.694.850				7.694.850
4.03	Servicios no Personales	59.217.281				59.217.281
	TOTAL	660.458.191				660.458.191

PROYECTO:	MCT - Fortalecimiento, consolidación y difusión de la cooperación bilateral y multilateral en ciencia, tecnología e innovación
UNIDAD DE MEDIDA:	Red
CANTIDAD:	4
ASIGNACIÓN PRESUPUESTARIA:	841.745.984
ÁREA ESTRATÉGICA:	Equilibrio Internacional
OBJETIVO ESTRATÉGICO:	Fortalecer la capacidad para establecer alianzas internacionales que potencien la ciencia y tecnología en el país
OBJETIVOS ESPECIFICOS:	Fortalecer, ampliar y afianzar las relaciones bilaterales con América Latina y el Caribe, Europa, Asia y Africa
RESULTADO:	Acuerdos, programas, memoranda de entendimiento, proyectos y redes

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	490.507.984				490.507.984
4.02	Materiales, Suministros Y Mercancías	8.700.000				8.700.000
4.03	Servicios no Personales	101.538.000				101.538.000
4.07	Transferencias y Donaciones	241.000.000				241.000.000
	TOTAL	841.745.984				841.745.984

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	241.000.000				241.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	241.000.000				241.000.000
4.07.02.01.00	Transferencias corrientes al exterior	241.000.000				241.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	241.000.000				241.000.000
4.07.02.01.04	- I0082 Organización de los Estados Americanos (O.E.A.)	57.648.000				57.648.000
4.07.02.01.04	- I0212 Fundación Internacional para la Ciencia - IFS	432.000				432.000
4.07.02.01.04	- I0213 Consejo Internacional de Uniones Científicas - ICSU	1.968.000				1.968.000
4.07.02.01.04	- I0214 Unión Internacional de Ciencias Biológicas - IUBS	3.888.000				3.888.000
4.07.02.01.04	- I0215 Centro Internacional de Ingeniería Genética y Biotecnología - CIIGB	36.528.000				36.528.000
4.07.02.01.04	- I0216 Asociación Mundial de Organizaciones de Investigación Industrial y Tecnológica - WAITRO	912.000				912.000
4.07.02.01.04	- I0217 Programa Internacional de la Geósfera - IGBP	1.968.000				1.968.000
4.07.02.01.04	- I0218 Red Latinoamericana de Ciencias Biológicas - RELAB	5.808.000				5.808.000
4.07.02.01.04	- I0219 Instituto Interamericano para el Cambio Global - IAI	24.048.000				24.048.000
4.07.02.01.04	- I0220 Programa Iberoamericano de Ciencia y Tecnología para el Desarrollo - CYTED	96.712.000				96.712.000
4.07.02.01.04	- I0221 Consorcio Latinoamericano de la Yuca - CLAYUCA	9.648.000				9.648.000
4.07.02.01.04	- I0222 Centro Latinoamericano de Física - CLAF	1.008.000				1.008.000
4.07.02.01.04	- I0224 Red de Información Tecnológica Latinoamericana (RITLA)	432.000				432.000

PROYECTO:	MCT - Creación de redes académicas de investigación en salud
UNIDAD DE MEDIDA:	Red
CANTIDAD:	3
ASIGNACIÓN PRESUPUESTARIA:	267.316.638
ÁREA ESTRATÉGICA:	Equilibrio Social
OBJETIVO ESTRATÉGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Promover la conformación de redes académicas de investigación para desarrollar investigaciones en enfermedades crónicas y desarrollar la producción nacional de medicamentos
RESULTADO:	Redes académicas de investigación en salud

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	242.521.638				242.521.638
4.02	Materiales, Suministros y Mercancías	3.750.000				3.750.000
4.03	Servicios no Personales	21.045.000				21.045.000
	TOTAL	**267.316.638**				**267.316.638**

PROYECTO: MCT - Apoyo a la inventiva nacional Luis Zambrano

UNIDAD DE MEDIDA: Proyecto Supervisado

CANTIDAD: 100

ASIGNACIÓN PRESUPUESTARIA: 463.536.435

ÁREA ESTRATÉGICA: Equilibrio Territorial

OBJETIVO ESTRATÉGICO: Acelerar la construcción del nuevo modelo productivo y de actividades productivas

OBJETIVOS ESPECIFICOS: Promover y estimular la inventiva nacional que responda a necesidades socio-productivas y sustentables derivadas del saber hacer de la población venezolana y acompañarlos en un proceso de transición que posibilite su materialización en productos y servicios generadores de riqueza y bienestar social

RESULTADO: Validación técnica, social y económica de las propuestas finales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	111.241.155				111.241.155
4.02	Materiales, Suministros y Mercancías	9.350.000				9.350.000
4.03	Servicios no Personales	342.945.280				342.945.280
	TOTAL	463.536.435				463.536.435

PROYECTO: MCT - Transferencia para financiar los proyectos del FONACIT

UNIDAD DE MEDIDA: Bolívares

CANTIDAD: 88.157.569.385

ASIGNACIÓN PRESUPUESTARIA: 88.157.569.385

ÁREA ESTRATÉGICA: Equilibrio Económico

OBJETIVO ESTRATÉGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico

OBJETIVOS ESPECIFICOS: Transferencia para financiar los proyectos del FONACIT

RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	49.457.569.385	38.700.000.000			88.157.569.385
	- 001 Segundo Programa de Ciencia y Tecnología BID - FONACIT		38.700.000.000			38.700.000.000
	Resto de Fuentes de Financiamiento	49.457.569.385				49.457.569.385
	TOTAL	**49.457.569.385**	**38.700.000.000**			**88.157.569.385**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	49.457.569.385	38.700.000.000			88.157.569.385
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	49.457.569.385				49.457.569.385
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	49.457.569.385				49.457.569.385
4.07.01.03.02	Transferencias Corrientes a entes Descentralizados sin fines Empresariales	49.457.569.385				49.457.569.385
	- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	49.457.569.385				49.457.569.385
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		38.700.000.000			38.700.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		38.700.000.000			38.700.000.000
4.07.03.03.02	Transferencias de Capital a entes Descentralizados sin Fines Empresariales		38.700.000.000			38.700.000.000
	- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)		38.700.000.000			38.700.000.000

PROYECTO:	MCT - Puesta en marcha de la comunidad virtual Red de Venezolanos en el Exterior
UNIDAD DE MEDIDA:	Registro
CANTIDAD:	20
ASIGNACIÓN PRESUPUESTARIA:	37.965.552
ÁREA ESTRATÉGICA:	Equilibrio Internacional
OBJETIVO ESTRATÉGICO:	Seguir impulsando el nuevo sistema multipolar internacional
OBJETIVOS ESPECIFICOS:	Poner en marcha la herramienta virtual "red de Venezuela en el exterior" como un mecanismo de acercamiento y vinculación de venezolanos residenciados en el exterior, para reforzar relaciones culturales, educativas, profesionales, institucionales y de negocio con el país, que favorezcan la articulación
RESULTADO:	Instrumento de comunicación virtual

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	22.803.552				22.803.552
4.02	Materiales, Suministros y Mercancías	1.300.000				1.300.000
4.03	Servicios No Personales	13.862.000				13.862.000
	TOTAL	**37.965.552**				**37.965.552**

PROYECTO:	MCT-Programa avanzado de capacitación de tecnologías de negocios en la WEB
UNIDAD DE MEDIDA:	Persona
CANTIDAD:	16.000
ASIGNACIÓN PRESUPUESTARIA:	288.439.497
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular
OBJETIVOS ESPECIFICOS:	Generar una masa crítica de recursos humanos calificados que aporten al desarrollo de una industria nacional de software para el consumo nacional y de exportación.
RESULTADO:	Bachilleres y facilitadores capacitados en el área

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	172.753.694				172.753.694
4.02	Materiales, Suministros y Mercancías	8.114.125				8.114.125
4.03	Servicios no Personales	107.571.678				107.571.678
	TOTAL	**288.439.497**				**288.439.497**

PROYECTO: MCT- Sistema de información en materia de indicadores de ciencia, tecnología e innovación

UNIDAD DE MEDIDA: Indicador

CANTIDAD: 115

ASIGNACIÓN PRESUPUESTARIA: 102.544.612

ÁREA ESTRATÉGICA: Equilibrio Político

OBJETIVO ESTRATÉGICO: Acelerar la creación de la nueva institucionalidad del aparato del Estado

OBJETIVOS ESPECIFICOS: Proveer información estadística oportuna y confiable en CTI para establecer estrategia en el sector tecnológico y comunicacional

RESULTADO: Ciento quince (115) indicadores de CTI disponibles y actualizados para contribuir con la toma de decisiones

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	83.789.170				83.789.170
4.02	Materiales, Suministros y Mercancías	452.142				452.142
4.03	Servicios no Personales	18.303.300				18.303.300
	TOTAL	102.544.612				102.544.612

PROYECTO:	MCT - Actualización de las políticas institucionales de mediano plazo
UNIDAD DE MEDIDA:	Plan
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	48.024.618
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Orientar las políticas en CTI mediante la formulación del plan estratégico institucional del MCT para la toma de decisiones en el sector
RESULTADO:	Plan estratégico institucional (PEI) del MCT, acorde con las políticas institucionales concluido

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	36.054.618				36.054.618
4.02	Materiales, Suministros y Mercancías	2.000.000				2.000.000
4.03	Servicios no Personales	9.970.000				9.970.000
	TOTAL	**48.024.618**				**48.024.618**

PROYECTO:	MCT - Transferencias para financiar los proyectos del IVIC
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	81.539.274.187
ASIGNACIÓN PRESUPUESTARIA:	81.539.274.187
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos del IVIC
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	81.539.274.187				81.539.274.187
	TOTAL	81.539.274.187				81.539.274.187

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	81.539.274.187				81.539.274.187
4.07.01.00.00	Transferencias y donaciones corrientes internas	81.539.274.187				81.539.274.187
4.07.01.03.00	Transferencias corrientes internas al sector público	81.539.274.187				81.539.274.187
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	81.539.274.187				81.539.274.187
	- A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)	81.539.274.187				81.539.274.187

PROYECTO: MCT - Transferencia para financiar los proyectos del INIA
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 93.998.564.044
ASIGNACIÓN PRESUPUESTARIA: 93.998.564.044
ÁREA ESTRATÉGICA: Equilibrio Económico
OBJETIVO ESTRATÉGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS: Transferencia para financiar los proyectos del INIA
RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	75.289.957.139	18.708.606.905			93.998.564.044
	- 002 Programa de Tecnología Agropecuaria (PTA)		18.708.606.905			18.708.606.905
	Resto de Fuentes de Financiamiento	75.289.957.139				75.289.957.139
	TOTAL	**75.289.957.139**	**18.708.606.905**			**93.998.564.044**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	75.289.957.139	18.708.606.905			93.998.564.044
4.07.01.00.00	Transferencias y donaciones corrientes internas	75.289.957.139				75.289.957.139
4.07.01.03.00	Transferencias corrientes internas al sector público	75.289.957.139				75.289.957.139
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	75.289.957.139				75.289.957.139
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	75.289.957.139				75.289.957.139
4.07.03.00.00	Transferencias y donaciones de capital internas		18.708.606.905			18.708.606.905
4.07.03.03.00	Transferencias de capital internas al sector público		18.708.606.905			18.708.606.905
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales		18.708.606.905			18.708.606.905
	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)		18.708.606.905			18.708.606.905

PROYECTO:	MCT - Transferencia para financiar los proyectos del CIEPE
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	5.719.192.408
ASIGNACIÓN PRESUPUESTARIA:	5.719.192.408
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos del CIEPE
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	5.719.192.408				5.719.192.408
	TOTAL	**5.719.192.408**				**5.719.192.408**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	5.719.192.408				5.719.192.408
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.719.192.408				5.719.192.408
4.07.01.03.00	Transferencias corrientes internas al sector público	5.719.192.408				5.719.192.408
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	5.719.192.408				5.719.192.408
	- A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	5.719.192.408				5.719.192.408

PROYECTO: MCT - Transferencia para financiar los proyectos del IDEA

UNIDAD DE MEDIDA: Bolívares

CANTIDAD: 9.872.384.114

ASIGNACIÓN PRESUPUESTARIA: 9.872.384.114

ÁREA ESTRATÉGICA: Equilibrio Económico

OBJETIVO ESTRATÉGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico

OBJETIVOS ESPECIFICOS: Transferencia para financiar los proyectos del IDEA

RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	9.872.384.114				9.872.384.114
	TOTAL	9.872.384.114				9.872.384.114

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	9.872.384.114				9.872.384.114
4.07.01.00.00	Transferencias y donaciones corrientes internas	9.872.384.114				9.872.384.114
4.07.01.03.00	Transferencias corrientes internas al sector público	9.872.384.114				9.872.384.114
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	9.872.384.114				9.872.384.114
	- A0313 Fundación Instituto Internacional de Estudios Avanzados (IDEA)	9.872.384.114				9.872.384.114

PROYECTO:	MCT - Transferencias para financiar los proyectos de FUNDACITE Anzoátegui
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	788.939.296
ASIGNACIÓN PRESUPUESTARIA:	788.939.296
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Transferencias para financiar los proyectos de Fundacite Anzoátegui
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	788.939.296				788.939.296
	TOTAL	788.939.296				788.939.296

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	788.939.296				788.939.296
4.07.01.00.00	Transferencias y donaciones corrientes internas	788.939.296				788.939.296
4.07.01.03.00	Transferencias corrientes internas al sector público	788.939.296				788.939.296
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	788.939.296				788.939.296
	- A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui (FUNDACITE-ANZOÁTEGUI)	788.939.296				788.939.296

PROYECTO:	MCT - Transferencia para financiar los proyectos del FIIDTT
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	11.639.772.951
ASIGNACIÓN PRESUPUESTARIA:	11.639.772.951
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos del FIIDT
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	11.639.772.951				11.639.772.951
	TOTAL	**11.639.772.951**				**11.639.772.951**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	11.639.772.951				11.639.772.951
4.07.01.00.00	Transferencias y donaciones corrientes internas	11.639.772.951				11.639.772.951
4.07.01.03.00	Transferencias corrientes internas al sector público	11.639.772.951				11.639.772.951
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	11.639.772.951				11.639.772.951
	- A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	11.639.772.951				11.639.772.951

PROYECTO: MCT - Transferencia para financiar los proyectos de FUNDACITE Aragua

UNIDAD DE MEDIDA: Bolívares

CANTIDAD: 884.128.223

ASIGNACIÓN PRESUPUESTARIA: 884.128.223

ÁREA ESTRATÉGICA: Equilibrio Económico

OBJETIVO ESTRATÉGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo modelo económico

OBJETIVOS ESPECIFICOS: Transferencia para financiar los proyectos de FUNDACITE Aragua

RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	884.128.223				884.128.223
	TOTAL	884.128.223				884.128.223

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	884.128.223				884.128.223
4.07.01.00.00	Transferencias y donaciones corrientes internas	884.128.223				884.128.223
4.07.01.03.00	Transferencias corrientes internas al sector público	884.128.223				884.128.223
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	884.128.223				884.128.223
	- A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (FUNDACITE-ARAGUA)	884.128.223				884.128.223

PROYECTO:	MCT - Transferencia para financiar los proyectos de FUNVISIS
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	5.352.359.768
ASIGNACIÓN PRESUPUESTARIA:	5.352.359.768
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos de FUNVISIS
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	5.352.359.768				5.352.359.768
	TOTAL	5.352.359.768				5.352.359.768

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	5.352.359.768				5.352.359.768
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.352.359.768				5.352.359.768
4.07.01.03.00	Transferencias corrientes internas al sector público	5.352.359.768				5.352.359.768
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	5.352.359.768				5.352.359.768
	- A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	5.352.359.768				5.352.359.768

PROYECTO:	MCT - Transferencia para financiar los Proyectos de Fundacite Carabobo
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	1.024.302.216
ASIGNACIÓN PRESUPUESTARIA:	1.024.302.216
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos de Fundacite Carabobo
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	1.024.302.216				1.024.302.216
	TOTAL	1.024.302.216				1.024.302.216

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	1.024.302.216				1.024.302.216
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.024.302.216				1.024.302.216
4.07.01.03.00	Transferencias corrientes internas al sector público	1.024.302.216				1.024.302.216
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.024.302.216				1.024.302.216
	- A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)	1.024.302.216				1.024.302.216

PROYECTO:	MCT - Acercamiento de la Ciencia y la Tecnología a los Comunicadores Sociales
UNIDAD DE MEDIDA:	Encuentro
CANTIDAD:	400
ASIGNACIÓN PRESUPUESTARIA:	211.512.192
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Articular y optimizar la nueva estrategia comunicacional
OBJETIVOS ESPECIFICOS:	Preparar a los comunicadores sociales para ayudar a la masificación de la ciencia y tecnología
RESULTADO:	Talleres de sensibilización

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	108.674.502				108.674.502
4.02	Materiales, Suministros y Mercancías	20.000.000				20.000.000
4.03	Servicios no Personales	82.837.690				82.837.690
	TOTAL	211.512.192				211.512.192

PROYECTO:	MCT - Transferencia para financiar los proyectos de QUIMBIOTEC
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	14.573.319.549
ASIGNACIÓN PRESUPUESTARIA:	14.573.319.549
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos de QUIMBIOTEC
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	14.573.319.549				14.573.319.549
	TOTAL	14.573.319.549				14.573.319.549

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	·Transferencias y Donaciones	14.573.319.549				14.573.319.549
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.792.000.000				4.792.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	4.792.000.000				4.792.000.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	4.792.000.000				4.792.000.000
4.07.01.03.07	- A0677 QUIMBIOTEC, C.A.	4.792.000.000				4.792.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	9.781.319.549				9.781.319.549
4.07.03.03.00	Transferencias de capital internas al sector público	9.781.319.549				9.781.319.549
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	9.781.319.549				9.781.319.549
4.07.03.03.05	- A0677 QUIMBIOTEC, C.A.	9.781.319.549				9.781.319.549

PROYECTO: MCT - Transferencia para financiar los Proyectos de Fundacite Falcón

UNIDAD DE MEDIDA: Bolívares

CANTIDAD: 959.900.000

ASIGNACIÓN PRESUPUESTARIA: 959.900.000

ÁREA ESTRATÉGICA: Equilibrio Económico

OBJETIVO ESTRATÉGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico

OBJETIVOS ESPECIFICOS: Transferencia par financiar los proyectos de Fundacite Falcón

RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	959.900.000				959.900.000
	TOTAL	959.900.000				959.900.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	959.900.000				959.900.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	959.900.000				959.900.000
4.07.01.03.00	Transferencias corrientes internas al sector público	959.900.000				959.900.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	959.900.000				959.900.000
	- A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)	959.900.000				959.900.000

PROYECTO:	MCT - Transferencia para financiar los Proyectos del CNTI
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	42.800.813.223
ASIGNACIÓN PRESUPUESTARIA:	42.800.813.223
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos del CNTI
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	42.800.813.223				42.800.813.223
	TOTAL	42.800.813.223				42.800.813.223

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	42.800.813.223				42.800.813.223
4.07.01.00.00	Transferencias y donaciones corrientes internas	42.800.813.223				42.800.813.223
4.07.01.03.00	Transferencias corrientes internas al sector público	42.800.813.223				42.800.813.223
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	42.800.813.223				42.800.813.223
	- A0209 Centro Nacional de Tecnologías de Información (CNTI)	42.800.813.223				42.800.813.223

PROYECTO:	MCT - Transferencia para financiar los proyectos del FVPI
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	24.588.423.994
ASIGNACIÓN PRESUPUESTARIA:	24.588.423.994
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos del FVPI
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	24.588.423.994				24.588.423.994
	TOTAL	24.588.423.994				24.588.423.994

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	24.588.423.994				24.588.423.994
4.07.01.00.00	Transferencias y donaciones corrientes internas	24.588.423.994				24.588.423.994
4.07.01.03.00	Transferencias corrientes internas al sector público	24.588.423.994				24.588.423.994
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	24.588.423.994				24.588.423.994
	- A0191 Fundación Venezolana de Promoción del Investigador (FVPI)	24.588.423.994				24.588.423.994

PROYECTO: MCT - Transferencia para financiar los proyectos de Fundacite Lara

UNIDAD DE MEDIDA: Bolívares

CANTIDAD: 842.474.000

ASIGNACIÓN PRESUPUESTARIA: 842.474.000

ÁREA ESTRATÉGICA: Equilibrio Económico

OBJETIVO ESTRATÉGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo modelo económico

OBJETIVOS ESPECIFICOS: Transferencia para financiar los proyectos de Fundacite Lara

RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	842.474.000				842.474.000
	TOTAL	842.474.000				842.474.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	842.474.000				842.474.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	842.474.000				842.474.000
4.07.01.03.00	Transferencias corrientes internas al sector público	842.474.000				842.474.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	842.474.000				842.474.000
	- A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (FUNDACITE-Lara)	842.474.000				842.474.000

PROYECTO: MCT - Transferencia para financiar los proyectos de Fundacite Mérida

UNIDAD DE MEDIDA: Bolívares

CANTIDAD: 1.450.000.000

ASIGNACIÓN PRESUPUESTARIA: 1.448.439.838

ÁREA ESTRATÉGICA: Equilibrio Económico

OBJETIVO ESTRATÉGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo modelo económico

OBJETIVOS ESPECIFICOS: Transferencia para financiar los proyectos de Fundacite Mérida

RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	1.448.439.838				1.448.439.838
	TOTAL	1.448.439.838				1.448.439.838

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	1.448.439.838				1.448.439.838
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.198.439.838				1.198.439.838
4.07.01.03.00	Transferencias corrientes internas al Sector Público	1.198.439.838				1.198.439.838
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.198.439.838				1.198.439.838
4.07.01.03.02	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (FUNDACITE-Mérida)	1.198.439.838				1.198.439.838
4.07.03.00.00	Transferencias y donaciones de capital internas	250.000.000				250.000.000
4.07.03.03.00	Transferencias de capital internas al sector público	250.000.000				250.000.000
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	250.000.000				250.000.000
4.07.03.03.02	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)	250.000.000				250.000.000

PROYECTO:	MCT - Transferencia para financiar los proyectos de Fundacite Táchira
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	725.755.359
ASIGNACIÓN PRESUPUESTARIA:	725.755.359
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo modelo económico
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos de Fundacite Táchira
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	725.755.359				725.755.359
	TOTAL	725.755.359				725.755.359

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	725.755.359				725.755.359
4.07.01.00.00	Transferencias y donaciones corrientes internas	725.755.359				725.755.359
4.07.01.03.00	Transferencias corrientes internas al Sector Público	725.755.359				725.755.359
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	725.755.359				725.755.359
	- A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (FUNDACITE-Táchira)	725.755.359				725.755.359

PROYECTO:	MCT - Transferencia para financiar los proyectos de Fundacite Sucre
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	831.918.699
ASIGNACIÓN PRESUPUESTARIA:	831.918.699
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del Nuevo Modelo Productivo, rumbo a la creación de nuevo modelo económico
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos de Fundacite Sucre
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	831.918.699				831.918.699
	TOTAL	**831.918.699**				**831.918.699**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	831.918.699				831.918.699
4.07.01.00.00	Transferencias y donaciones corrientes internas	831.918.699				831.918.699
4.07.01.03.00	Transferencias corrientes internas al Sector Público	831.918.699				831.918.699
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	831.918.699				831.918.699
	- A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (FUNDACITE-Sucre)	831.918.699				831.918.699

PROYECTO:	MCT-Estudio Prospectivo para el Sector de las TICS
UNIDAD DE MEDIDA:	Estudio
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	83.517.602
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Establecer una visión de futuro factible y deseable, que oriente la planificación de las TICS, como estrategia nacional de desarrollo humano
RESULTADO:	Un estudio en líneas de intervención de futuros deseables y factibles habilitados por las TICS

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	72.687.602				72.687.602
4.02	Materiales, Suministros y Mercancías	1.500.000				1.500.000
4.03	Servicios no Personales	9.330.000				9.330.000
	TOTAL	83.517.602				83.517.602

PROYECTO: MCT - Transferencia para financiar los proyectos de SUSCERTE

UNIDAD DE MEDIDA: Bolívares

CANTIDAD: 2.139.019.137

ASIGNACIÓN PRESUPUESTARIA: 2.139.019.137

ÁREA ESTRATÉGICA: Equilibrio Económico

OBJETIVO ESTRATÉGICO: Acelerar la construcción del Nuevo Modelo Productivo, rumbo a la creación del nuevo sistema económico

OBJETIVOS ESPECIFICOS: Transferencia para financiar los proyectos de SUSCERTE

RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	2.139.019.137				2.139.019.137
	TOTAL	2.139.019.137				2.139.019.137

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.139.019.137				2.139.019.137
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.139.019.137				2.139.019.137
4.07.01.03.00	Transferencias corrientes internas al Sector Público	2.139.019.137				2.139.019.137
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.139.019.137				2.139.019.137
	- A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)	2.139.019.137				2.139.019.137

PROYECTO: MCT - Transferencia para financiar los Proyectos de Fundacite Zulia

UNIDAD DE MEDIDA: Bolívares

CANTIDAD: 1.238.510.835

ASIGNACIÓN PRESUPUESTARIA: 1.238.510.835

ÁREA ESTRATÉGICA: Equilibrio Económico

OBJETIVO ESTRATÉGICO: Acelerar la construcción del Nuevo Modelo Productivo, rumbo a la creación del nuevo modelo económico

OBJETIVOS ESPECIFICOS: Transferencia para financiar los Proyectos de Fundacite Zulia

RESULTADO: Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	1.238.510.835				1.238.510.835
	TOTAL	1.238.510.835				1.238.510.835

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	1.238.510.835				1.238.510.835
4.07.01.00.00	Transferencias y Donaciones corrientes internas	1.238.510.835				1.238.510.835
4.07.01.03.00	Transferencias corrientes internas al Sector Público	1.238.510.835				1.238.510.835
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.238.510.835				1.238.510.835
	- A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Zuliana (FUNDACITE-Zulia)	1.238.510.835				1.238.510.835

PROYECTO:	MCT - Investigación, acción sobre inclusión social de niños, niñas y adolescentes en los municipios mas excluidos en los estados del eje de desarrollo norte-llanero (1 Etapa)
UNIDAD DE MEDIDA:	Persona
CANTIDAD:	3.000
ASIGNACIÓN PRESUPUESTARIA:	230.972.579
ÁREA ESTRATÉGICA:	Equilibrio Social
OBJETIVO ESTRATÉGICO:	Avanzar en la conformación de la Nueva Estructura Social
OBJETIVOS ESPECIFICOS:	Levantar una línea de base de la situación de inclusión social de la población menor de 18 años en sitios centinelas del eje de desarrollo norte llanero, en sus dimensiones: salud, nutrición y educación
RESULTADO:	A corto plazo : Sistema de Indicadores Básicos (con variables, trazadoras) que permitan evaluar el progreso de Políticas Públicas orientadas a garantizar inclusión de niños, niñas y adolescentes, mayor número de embarazadas que reciben suplementos de hierro y ácido fólico. niños y niñas menores de 3 años

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	146.723.478				146.723.478
4.02	Materiales, Suministros y Mercancías	11.902.720				11.902.720
4.03	Servicios no Personales	72.346.381				72.346.381
	TOTAL	**230.972.579**				**230.972.579**

PROYECTO:	MCT - Transferencia para financiar los proyectos de la Fundación CIDA
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	1.573.820.474
ASIGNACIÓN PRESUPUESTARIA:	1.573.820.474
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos de la Fundación CIDA
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	1.573.820.474				1.573.820.474
	TOTAL	1.573.820.474				1.573.820.474

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	1.573.820.474				1.573.820.474
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.573.820.474				1.573.820.474
4.07.01.03.00	Transferencias corrientes internas al Sector Público	1.573.820.474				1.573.820.474
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.573.820.474				1.573.820.474
	- A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	1.573.820.474				1.573.820.474

PROYECTO:	MCT - Transferencia para financiar los Proyectos de INZIT CICASI
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	1.017.181.409
ASIGNACIÓN PRESUPUESTARIA:	1.017.181.409
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los Proyectos de INZIT CICASI
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	1.017.181.409				1.017.181.409
	TOTAL	1.017.181.409				1.017.181.409

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	1.017.181.409				1.017.181.409
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.017.181.409				1.017.181.409
4.07.01.03.00	Transferencias corrientes internas al Sector Público	1.017.181.409				1.017.181.409
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.017.181.409				1.017.181.409
	- A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	1.017.181.409				1.017.181.409

PROYECTO:	MCT - Desarrollo de Plataforma de las Empresas Asociativas de Base Tecnológica en Salud para la producción de kit de diagnóstico, medicamento y otros insumos médico quirúrgicos
UNIDAD DE MEDIDA:	Empresa
CANTIDAD:	2
ASIGNACIÓN PRESUPUESTARIA:	1.038.943.396
ÁREA ESTRATÉGICA:	Equilibrio Social
OBJETIVO ESTRATÉGICO:	Avanzar en la conformación de la Nueva Estructura Social
OBJETIVOS ESPECIFICOS:	Desarrollar la capacidad tecnológica nacional para la producción de kits, para el diagnóstico de enfermedades, medicamentos y otros insumos a ser incorporados en los servicios de atención médica en la Misión Barrio Adentro y Centros de Salud a nivel nacional
RESULTADO:	Empresas Asociativas Fortalecidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	175.930.818				175.930.818
4.02	Materiales, Suministros y Mercancías	1.449.628				1.449.628
4.03	Servicios no Personales	861.562.950				861.562.950
	TOTAL	1.038.943.396				1.038.943.396

PROYECTO: MCT - Apoyo a la plataforma para la viabilidad del conocimiento popular y producción científica venezolana en la comunidad

UNIDAD DE MEDIDA: Artículo

CANTIDAD: 1.000

ASIGNACIÓN PRESUPUESTARIA: 226.926.508

ÁREA ESTRATÉGICA: Equilibrio político

OBJETIVO ESTRATÉGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema productivo

OBJETIVOS ESPECIFICOS: Incrementar la viabilidad de la producción científica, tecnológica e Innovativa en la comunidad mundial.

RESULTADO: Difusión de investigaciones de innovaciones de CYT, insertos en publicaciones nacionales e internacionales reconocidas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	181.106.508				181.106.508
4.02	Materiales, Suministros y Mercancías	3.000.000				3.000.000
4.03	Servicios no Personales	42.820.000				42.820.000
	TOTAL	226.926.508				226.926.508

PROYECTO:	MCT - Estudio Prospectivo, Regional sobre Educación Superior y Transformación Colectiva (CAB)
UNIDAD DE MEDIDA:	Estudio
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	284.031.758
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Alcanzar la justicia social
OBJETIVOS ESPECIFICOS:	Establecer una visión de futuro factible y deseable, donde la Educación Superior tenga precisos los alcances, niveles de compromisos, áreas económicas y sociales a la que es transversal, la cual permitirá identificar áreas de investigación y docencia, el intercambio del recurso humano en un ambiente de interacción entre diferente grupos sociales
RESULTADO:	Estudios de líneas de intervención de futuros deseables y factibles habilitados para la educación superior

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	258.811.758				258.811.758
4.02	Materiales, Suministros y Mercancías	2.000.000				2.000.000
4.03	Servicios no Personales	23.220.000				23.220.000
	TOTAL	284.031.758				284.031.758

PROYECTO: MCT Municipio Innovador: Redes de Innovación Productiva

UNIDAD DE MEDIDA: Red

CANTIDAD: 308

ASIGNACIÓN PRESUPUESTARIA: 2.649.287.041

ÁREA ESTRATÉGICA: Equilibrio Territorial

OBJETIVO ESTRATÉGICO: Acelerar la construcción de un nuevo modelo productivo rumbo a la creación de un nuevo sistema económico

OBJETIVOS ESPECIFICOS: Promocionar la Asociatividad y la Cooperación entre productores y el entorno académico, de investigación y los gobiernos locales para mejorar las capacidades tecnológicas y contribuir con el desarrollo socio-productivo de las comunidades

RESULTADO: Productos Agroindustriales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	580.057.478				580.057.478
4.02	Materiales, Suministros y Mercancías	10.760.000				10.760.000
4.03	Servicios no Personales	2.058.469.563				2.058.469.563
	TOTAL	2.649.287.041				2.649.287.041

PROYECTO:	MCT - Apoyo a la Economía Social
UNIDAD DE MEDIDA:	Red
CANTIDAD:	50
ASIGNACIÓN PRESUPUESTARIA:	1.185.727.582
ÁREA ESTRATÉGICA:	Equilibrio Territorial
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del Nuevo Modelo Productivo, rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Promover la Asociatividad entre cooperativas conformadas en el marco de las Misiones que adelanta el Ejecutivo y el entorno académico, de investigación y gobiernos locales para mejorar las capacidades tecnológicas y organizacionales para así contribuir con el desarrollo socio productivo.
RESULTADO:	Crear 50 Cooperativas en el marco de las Misiones que adelanta el Ejecutivo Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	128.461.596				128.461.596
4.02	Materiales, Suministros y Mercancías	8.000.000				8.000.000
4.03	Servicios no Personales	1.049.265.986				1.049.265.986
	TOTAL	1.185.727.582				1.185.727.582

PROYECTO:	MCT - Producción Agrícola: Transferencias de tecnologías agroindustriales para el fortalecimiento y desarrollo productivo de Comunidades Organizadas
UNIDAD DE MEDIDA:	Asistencia Técnica
CANTIDAD:	29
ASIGNACIÓN PRESUPUESTARIA:	416.990.650
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar La construcción de un nuevo modelo productivo rumbo a la creación de un nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Promover la difusión de nuevas técnicas, productos y servicios para el fortalecimiento y desarrollo productivo agroindustrial proporcionada a partir de la gestión social del conocimiento, dirigidos a los sectores agrícolas organizados
RESULTADO:	Generación, validación y difusión de tecnologías agrícolas para la producción, procesamiento, conservación y distribución de alimentos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	103.597.551				103.597.551
4.02	Materiales, Suministros y Mercancías	14.890.000				14.890.000
4.03	Servicios no Personales	298.503.099				298.503.099
	TOTAL	416.990.650				416.990.650

PROYECTO:	MCT - Producción de alimentos para animales: transferencia de tecnología para la elaboración de alimentos balanceados
UNIDAD DE MEDIDA:	Taller
CANTIDAD:	12
ASIGNACIÓN PRESUPUESTARIA:	634.551.396
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la Construcción de un nuevo modelo productivo rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Potenciar las capacidades en investigación, desarrollo y transferencia de conocimientos en Centros de Investigación en el rubro de producción de alimentos para animales
RESULTADO:	Generación de tecnologías apropiadas, validadas y apropiables en el procesamiento agroindustrial de las materias primas industriales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	34.207.998				34.207.998
4.02	Materiales, Suministros y Mercancías	5.000.000				5.000.000
4.03	Servicios no Personales	595.343.398				595.343.398
	TOTAL	634.551.396				634.551.396

PROYECTO: MCT - Sistema de seguimiento y acompañamiento de políticas públicas en CyT

UNIDAD DE MEDIDA: Informe Técnico

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 207.199.156

ÁREA ESTRATÉGICA: Equilibrio Político

OBJETIVO ESTRATÉGICO: Acelerar la creación de la nueva Institucionalidad del aparato del Estado

OBJETIVOS ESPECIFICOS: Contribuir a mejorar la calidad de la gestión en las Instituciones públicas para ofrecer servicios de calidad al ciudadano

RESULTADO: Propuesta conceptual y metodología para el seguimiento y evaluación de políticas públicas de Ciencia, Tecnología e Innovación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	161.615.116				161.615.116
4.02	Materiales, Suministros y Mercancías	2.986.000				2.986.000
4.03	Servicios no Personales	42.598.040				42.598.040
	TOTAL	207.199.156				207.199.156

PROYECTO:	MCT - Adecuación del Plan Operativo Anual 2007 del MCT a las Políticas Institucionales del MCT
UNIDAD DE MEDIDA:	Plan Operativo Anual
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	115.904.720
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Diseñar e Implementar el Sistema Nacional de Planificación
OBJETIVOS ESPECIFICOS:	Direccionar la gestión anual del MCT hacia las prioridades institucionales y nacionales, mediante la actualización conceptual y metodológica del proceso de planificación del MCT.
RESULTADO:	Distribución de los proyectos entre los programas del MCT

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	101.654.720				101.654.720
4.02	Materiales, Suministros y Mercancías	2.000.000				2.000.000
4.03	Servicios no Personales	12.250.000				12.250.000
	TOTAL	115.904.720				115.904.720

PROYECTO:	MCT-Fortalecimiento de las Contralorías Sociales
UNIDAD DE MEDIDA:	Taller
CANTIDAD:	80
ASIGNACIÓN PRESUPUESTARIA:	1.033.194.065
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Avanzar aceleradamente en la construcción en el nuevo modelo democrático de participación popular
OBJETIVOS ESPECIFICOS:	Promover el modelo de organización apropiado que permita el control social de la gestión pública en todos sus niveles
RESULTADO:	Formación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	72.687.603				72.687.603
4.02	Materiales, Suministros y Mercancías	100.000.000				100.000.000
4.03	Servicios no Personales	860.506.462				860.506.462
	TOTAL	**1.033.194.065**				**1.033.194.065**

PROYECTO: MCT-Desarrollo de talento humano de alto nivel para la tecnología y la innovación

UNIDAD DE MEDIDA: Subsidio

CANTIDAD: 400

ASIGNACIÓN PRESUPUESTARIA: 122.847.603

ÁREA ESTRATÉGICA: Equilibrio Social

OBJETIVO ESTRATÉGICO: Avanzar en la conformación de la nueva estructura social

OBJETIVOS ESPECIFICOS: Generar masa crítica para alcanzar la Soberanía Tecnológica

RESULTADO: Becas-Subvenciones

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	72.687.603				72.687.603
4.02	Materiales, Suministros y Mercancías	14.000.000				14.000.000
4.03	Servicios no Personales	36.160.000				36.160.000
	TOTAL	122.847.603				122.847.603

PROYECTO:	MCT-Estrategia de Población y Desarrollo
UNIDAD DE MEDIDA:	Funcionario Capacitado
CANTIDAD:	600
ASIGNACIÓN PRESUPUESTARIA:	311.472.669
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Avanzar aceleradamente en la Construcción del nuevo modelo democrático de participación popular
OBJETIVOS ESPECIFICOS:	Contribuir a fortalecer las capacidades nacionales en los temas de población
RESULTADO:	Formación del talento humano en población y desarrollo a nivel nacional y local

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	161.591.169				161.591.169
4.02	Materiales, Suministros y Mercancías	5.000.000				5.000.000
4.03	Servicios no Personales	144.881.500				144.881.500
	TOTAL	311.472.669				311.472.669

PROYECTO:	MCT-Conocimiento, socialización e innovación en materia de sustentabilidad ambiental, asentamientos humanos y prevención de riesgo en caso de desastres
UNIDAD DE MEDIDA:	Mapa
CANTIDAD:	100
ASIGNACIÓN PRESUPUESTARIA:	703.087.966
ÁREA ESTRATÉGICA:	Equilibrio Territorial
OBJETIVO ESTRATÉGICO:	Continuar instalando la Nueva Estructura Territorial.
OBJETIVOS ESPECIFICOS:	Desarrollar y orientar los enfoques, objetivos, estrategias, instrumentos y propuestas para la generación de conocimientos, fortalecimiento de capacidades científicas, tecnológicas e innovación, hacia el uso adecuado del territorio que contribuya con la optimización política hacia la gestión pública.
RESULTADO:	Incremento del nivel de sensibilización y concientización sobre los niveles de riesgo del desastre en el país

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	187.797.966				187.797.966
4.02	Materiales, Suministros y Mercancías	11.500.000				11.500.000
4.03	Servicios no Personales	503.790.000				503.790.000
	TOTAL	703.087.966				703.087.966

PROYECTO:	MCT-Gestión de la información de fuentes de financiamiento e implementación de mecanismo que faciliten la obtención de fianzas y financiamientos a los proyectos de investigación y desarrollo en ciencia y tecnología
UNIDAD DE MEDIDA:	Documento
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	1.655.115.403
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Articular y optimizar la Nueva Estrategia Comunicacional
OBJETIVOS ESPECIFICOS:	Facilitar el acceso, consulta y atención al público sobre la fuente financiera y garantizar el financiamiento a proyectos en TICS y telecomunicaciones
RESULTADO:	Financiamiento a las actividades de investigación y para el desarrollo de las telecomunicaciones-intermediación entre los organismos otorgantes de las fianzas y las empresas TICS

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	390.567.850				390.567.850
4.02	Materiales, Suministros y Mercancías	30.751.000				30.751.000
4.03	Servicios no Personales	1.167.046.553				1.167.046.553
4.04	Activos Reales	66.750.000				66.750.000
	TOTAL	1.655.115.403				1.655.115.403

PROYECTO:	MCT-Consolidación de premios nacionales en ciencia, tecnología e innovación del Salón de Inventiva de Tecnología Popular (Luis Zambrano), escuela y lectura en jóvenes
UNIDAD DE MEDIDA:	Premio
CANTIDAD:	6
ASIGNACIÓN PRESUPUESTARIA:	549.485.294
ÁREA ESTRATÉGICA:	Equilibrio Social
OBJETIVO ESTRATÉGICO:	Avanzar en la conformación de la Nueva Estructura Social
OBJETIVOS ESPECIFICOS:	Estimular la contribución del conocimiento aplicado a los problemas nacionales mediante la premiación en Ciencia y Tecnología
RESULTADO:	Proyecto de Innovación Pedagógica y Tecnológica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	211.285.294				211.285.294
4.02	Materiales, Suministros y Mercancías	23.000.000				23.000.000
4.03	Servicios no Personales	308.200.000				308.200.000
4.04	Activos Reales	7.000.000				7.000.000
	TOTAL	549.485.294				549.485.294

PROYECTO: MCT- Misión Vuelvan Caras - Ruta del Chocolate

UNIDAD DE MEDIDA: Reunión

CANTIDAD: 480

ASIGNACIÓN PRESUPUESTARIA: 289.985.867

ÁREA ESTRATÉGICA: Equilibrio Territorial

OBJETIVO ESTRATÉGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico

OBJETIVOS ESPECIFICOS: Incrementar el conocimiento sobre el cacao criollo fino de aroma que se cultiva en Venezuela, desarrollar tecnología e innovaciones para la producción de sus derivados y transferirlos a los productores, para favorecer la elaboración de productos de alta calidad que atiendan la demanda del mercado nacional e internacional.

RESULTADO: Proyectos en ejecución con respecto al sector productos de cacao y sus derivados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	73.382.267				73.382.267
4.02	Materiales, Suministros y Mercancías	132.120.000				132.120.000
4.03	Servicios no Personales	84.483.600				84.483.600
	TOTAL	289.985.867				289.985.867

PROYECTO:	MCT-Municipio innovador: formación de funcionarios públicos en gestión catastral de riesgo y gestión pública, redes de innovación productiva e investigación y desarrollo
UNIDAD DE MEDIDA:	TALLER
CANTIDAD:	45
ASIGNACIÓN PRESUPUESTARIA:	2.108.538.738
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Avanzar aceleradamente en la construcción del nuevo Modelo Democrático de participación popular
OBJETIVOS ESPECIFICOS:	Promover el desarrollo de la innovación tecnológica endógena, la capacitación gerencial en instituciones públicas y la capacidad productiva de las redes de innovación dentro del marco del municipio innovador
RESULTADO:	Generación de Tecnología

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	397.646.014				397.646.014
4.02	Materiales, Suministros y Mercancías	82.021.600				82.021.600
4.03	Servicios no Personales	1.628.871.124				1.628.871.124
	TOTAL	2.108.538.738				2.108.538.738

PROYECTO:	MCT-Fortalecimiento y fomento de l a capacidad científica tecnológica y de innovación de la empresa nacional en el sector hidrocarburos y su transformación.
UNIDAD DE MEDIDA:	Empresa
CANTIDAD:	10
ASIGNACIÓN PRESUPUESTARIA:	954.531.597
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Promover las capacidades de emprendimiento y la constitución de nuevas unidades productivas de base tecnológica vinculadas al sector energético que posibiliten la ampliación de la base productiva nacional
RESULTADO:	Empresas creadas o fortalecidas para el emprendimiento y la innovación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	190.878.797				190.878.797
4.02	Materiales, Suministros y Mercancías	1.520.000				1.520.000
4.03	Servicios no Personales	762.132.800				762.132.800
	TOTAL	**954.531.597**				**954.531.597**

PROYECTO:	MCT-Plan nacional de semilla: desarrollo de capacidades nacionales para la conservación y uso de recursos genéticos para el Desarrollo Agrícola
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	169.405.206
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Desarrollar un sistema de información de banco de germoplasma y generar productos y servicios para el mejoramiento de la salud y genética animal
RESULTADO:	Generación de servicio de información de uso agrícola

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	145.375.206				145.375.206
4.02	Materiales, Suministros y Mercancías	3.000.000				3.000.000
4.03	Servicios no Personales	21.030.000				21.030.000
	TOTAL	169.405.206				169.405.206

PROYECTO: MCT-Calidad de agua en pro del desarrollo endógeno de las comunidades ubicadas en áreas críticas

UNIDAD DE MEDIDA: Comunidad

CANTIDAD: 12

ASIGNACIÓN PRESUPUESTARIA: 373.943.104

ÁREA ESTRATÉGICA: Equilibrio Territorial

OBJETIVO ESTRATÉGICO: Continuar instalando la Nueva Estructura Territorial

OBJETIVOS ESPECIFICOS: Transferir conocimientos y propiciar el desarrollo de nuevas tecnologías para mejorar el manejo y uso del agua en las actividades agroproductivas de comunidades ubicadas en áreas críticas

RESULTADO: Transferencia de conocimientos y tecnologías para aumentar la diversidad agroproductiva de comunidades ubicadas en áreas críticas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	145.375.206				145.375.206
4.02	Materiales, Suministros y Mercancías	4.018.400				4.018.400
4.03	Servicios no Personales	224.549.498				224.549.498
	TOTAL	373.943.104				373.943.104

PROYECTO:	MCT Tecnología Satelital en el Desarrollo Endógeno
UNIDAD DE MEDIDA:	Servicio de Telecomunicación
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	50.000.000
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATÉGICO:	Articular y optimizar la Nueva Estrategia Comunicacional
OBJETIVOS ESPECIFICOS:	Autonomía plena de telecomunicaciones
RESULTADO:	Tráfico de telecomunicaciones del Estado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	50.000.000				50.000.000
	TOTAL	50.000.000				50.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	18.128.448.441				18.128.448.441
4.03	Servicios no Personales	12.248.021.833				12.248.021.833
	TOTAL	30.376.470.274				30.376.470.274

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	1.384.902.567				1.384.902.567
4.03	Servicios no Personales	10.285.715.592				10.285.715.592
4.04	Activos Reales	4.671.743.168				4.671.743.168
4.07	Transferencias y Donaciones	194.772.743.796				194.772.743.796
4.11	Disminución de Pasivos	150.000.000				150.000.000
	TOTAL	211.265.105.123				211.265.105.123

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	194.772.743.796				194.772.743.796
4.07.01.00.00	Transferencias y donaciones corrientes internas	194.772.743.796				194.772.743.796
4.07.01.03.00	Transferencias corrientes internas al sector público	194.772.743.796				194.772.743.796
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	194.772.743.796				194.772.743.796
4.07.01.03.02	- A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)	84.906.617.398				84.906.617.398
4.07.01.03.02	- A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)	37.988.083.183				37.988.083.183
4.07.01.03.02	- A0191 Fundación Venezolana de Promoción del Investigador (FVPI)	704.733.747				704.733.747
4.07.01.03.02	- A0209 Centro Nacional de Tecnologías de Información (CNTI)	9.701.547.469				9.701.547.469
4.07.01.03.02	- A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)	1.794.741.942				1.794.741.942
4.07.01.03.02	- . A0313 Fundación Instituto Internacional de Estudios Avanzados (IDEA)	5.918.377.424				5.918.377.424
4.07.01.03.02	- A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui (Fundacite-Anzoátegui)	224.872.310				224.872.310
4.07.01.03.02	- A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)	532.616.450				532.616.450

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.01.03.02	- A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (FUNDACITE-CARABOBO)	415.247.664				415.247.664
4.07.01.03.02	- A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (FUNDACITE-FALCÓN)	640.026.693				640.026.693
4.07.01.03.02	- A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (FUNDACITE-GUAYANA)	1.072.338.704				1.072.338.704
4.07.01.03.02	- A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (FUNDACITE-MÉRIDA)	390.911.009				390.911.009
4.07.01.03.02	- A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (FUNDACITE-TÁCHIRA)	296.435.288				296.435.288
4.07.01.03.02	- A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (FUNDACITE-SUCRE)	356.536.585				356.536.585
4.07.01.03.02	- A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)	6.267.570.051				6.267.570.051
4.07.01.03.02	- A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)	433.962.094				433.962.094
4.07.01.03.02	- A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Zuliana (FUNDACITE-ZULIA)	530.790.357				530.790.357
4.07.01.03.02	A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)	2.293.868.471				2.293.868.471

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.01.03.02	- A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)	666.248.543				666.248.543
4.07.01.03.02	- A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (FUNDACITE-LARA)	361.059.307				361.059.307
4.07.01.03.02	- A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)	37.781.815.450				37.781.815.450
4.07.01.03.02	- A0937 Superintendencia de Servicios de Certificación *Electrónica (SUSCERTE)*	1.494.343.657				1.494.343.657

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	428.000.000				428.000.000
	TOTAL	428.000.000				428.000.000

Defensoría del Pueblo

DEFENSORIA DEL PUEBLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Defensoría del Pueblo en su afán de velar por el goce y ejercicio de los derechos humanos, el respeto a las garantías constitucionales y contribuir al desarrollo y consolidación del Poder Ciudadano, orientará su política presupuestaria al cumplimiento de las acciones necesarias para continuar con el fortalecimiento y consolidación institucional en el ámbito nacional, con el fin de dar cumplimiento a la Misión y Visión de la Institución.

Este órgano del Poder Ciudadano se propone cumplir con los siguientes objetivos:

- Garantizar a los ciudadanos la restitución de los derechos infringidos.
- Educar a la ciudadanía para el conocimiento de sus derechos y garantías constitucionales y la forma de exigirlos.
- Promover la imagen de la institución, tanto interna como externa a través de los medios de comunicación social e instrumentos de comunicación institucional a fin de obtener resultados efectivos en las áreas de defensa y vigilancia.
- Velar por el funcionamiento de los organismos del Estado e instituciones prestadoras de servicios públicos.
- Garantizar el funcionamiento óptimo de la institución, dando prioridad a las unidades operativas con la adquisición y acondicionamiento de sedes.
- Dar continuidad al proceso de modernización de la institución con la automatización de la información, dotando a las defensorías delegadas de equipos de telecomunicaciones así como una red de voz que facilite las comunicaciones internas y externas.
- Continuar con la política de adiestramiento de personal en el uso de herramientas informáticas para garantizar la utilización de la tecnología.
- Llevar a cabo programas de capacitación para contribuir en la actualización y formación de los funcionarios en materia de derechos humanos.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Unidad de Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
320007000	Promoción, defensa y vigilancia de los derechos humanos	Ciudadano atendido	59.540	23.742.300.000			23.742.300.000
320008000	Transferencias para financiar los proyectos de la Fundación Defensoria del Pueblo	Bolívares	400.000.000	400.000.000			400.000.000
	TOTAL			24.142.300.000			24.142.300.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Código	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
320001000	Dirección y Coordinación de los Gastos de los Trabajadores	6.505.359.819			6.505.359.819
320002000	Gestión Administrativa	1.691.740.181			1.691.740.181
320003000	Previsión y Protección Social	190.000.000			190.000.000
	TOTAL	8.387.100.000			8.387.100.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	602	7.465.533.000
. Directivo	111	1.451.773.843
. Profesional y Técnico	293	3.831.530.189
. Personal Administrativo	147	1.921.528.968
. Obrero	51	260.700.000
Personal Contratado	6	80.400.000
. Profesional y Técnico	6	80.400.000
TOTAL	608	7.545.933.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	23.006.503.277			23.006.503.277
4.02	Materiales, Suministros y Mercancías	1.159.841.492			1.159.841.492
4.03	Servicios no Personales	5.309.300.000			5.309.300.000
4.04	Activos Reales	1.903.755.231			1.903.755.231
4.07	Transferencias y Donaciones	650.000.000			650.000.000
4.11	Disminución de Pasivos	500.000.000			500.000.000
	TOTAL	32.529.400.000			32.529.400.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	400.000.000			400.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	400.000.000			400.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	400.000.000			400.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	400.000.000			400.000.000
	- A0412 Fundación Defensoría del Pueblo	400.000.000			400.000.000

PROYECTO: Promoción, defensa y vigilancia de los derechos humanos
UNIDAD DE MEDIDA: Ciudadano atendido
CANTIDAD 59.540
ASIGNACIÓN PRESUPUESTARIA: 23.742.300.000
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Promover, defender y vigilar los derechos y garantías establecidos en la Constitución de la República Bolivariana de Venezuela y en los tratados internacionales sobre derechos humanos.
Promover la institución, como órgano integrante del poder ciudadano, que tiene a su cargo la promoción, defensa y vigilancia del goce y ejercicio de los derechos y garantías constitucionales.
OBJETIVOS ESPECIFICOS: Educar a la ciudadanía para el conocimiento de sus derechos y garantías constitucionales y fomentar su autodefensa.
Vigilar el efectivo funcionamiento de los servicios públicos y de los organismos del estado.
Garantizar a los ciudadanos la restitución de los derechos infringidos.
RESULTADO: Ciudadano atendido

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	16.511.143.458				16.511.143.458
4.02	Materiales, Suministros y Mercancías	1.010.000.000				1.010.000.000
4.03	Servicios no Personales	4.398.300.000				4.398.300.000
4.04	Activos Reales	1.822.856.542				1.822.856.542
	TOTAL	23.742.300.000				23.742.300.000

PROYECTO:	Transferencias para financiar los proyectos de la Fundación Defensoria del Pueblo
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	400.000.000
ASIGNACIÓN PRESUPUESTARIA:	400.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Promover, difundir y desarrollar acciones que contribuyan a mejorar el nivel de conocimiento en materia de derechos humanos dirigidos a los funcionarios de la Defensoría del Pueblo, de la Administración Publica y a la ciudadanía
OBJETIVOS ESPECIFICOS:	Formar a los funcionarios de la Defensoría del Pueblo, de la Administración Publica Nacional y a la ciudadanía en materia de derechos humanos. Promover la labor de la Defensoría del Pueblo y los derechos humanos en el ámbito nacional
RESULTADO:	Ciudadano capacitado, adiestrado e informado en materia de derechos humanos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	400.000.000				400.000.000
	TOTAL	400.000.000				400.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	400.000.000				400.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	400.000.000				400.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	400.000.000				400.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	400.000.000				400.000.000
4.07.01.03.02	- A0412 Fundación Defensoría del Pueblo	400.000.000				400.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	6.495.359.819				6.495.359.819
4.03	Servicios no Personales	10.000.000				10.000.000
	TOTAL	6.505.359.819				6.505.359.819

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	149.841.492				149.841.492
4.03	Servicios no Personales	901.000.000				901.000.000
4.04	Activos Reales	80.898.689				80.898.689
4.07	Transferencias y Donaciones	60.000.000				60.000.000
4.11	Disminución de Pasivos	500.000.000				500.000.000
	TOTAL	1.691.740.181				1.691.740.181

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	190.000.000				190.000.000
	TOTAL	190.000.000				190.000.000

Vicepresidencia de la República

VICEPRESIDENCIA DE LA REPUBLICA

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

La Vicepresidencia de la República es un organismo cuya misión se concreta a partir de las atribuciones del Vicepresidente Ejecutivo, contenidas en los artículos 238 y 239, numeral 1 de la Constitución de la República Bolivariana de Venezuela, de colaborar con el Presidente de la República en la dirección de la acción de gobierno, y en los artículos 185, 251 y 252, que otorgan al Vicepresidente Ejecutivo, el carácter de Presidente del Consejo Federal de Gobierno y del Consejo del Estado.

En tal sentido, la Vicepresidencia de la República, orientará su presupuesto de gastos, basada en los citados principios constitucionales, promoviendo una administración honesta, eficaz, eficiente y transparente, sujeta a la rendición de cuentas y a la responsabilidad en el ejercicio de la función pública, con sometimiento pleno a la Ley y al Derecho.

Las atribuciones que le han sido conferidas por la Constitución y las que le sean conferidas por la Ley, a la Vicepresidencia, en su carácter, tanto de colaboradora inmediata del Presidente de la República, como en la Presidencia de los Consejos Federales de Gobierno y de Estado, tal como se desprende de los artículos 185, 238, 239 y 251 de la Constitución de la República Bolivariana de Venezuela, son los siguientes:

- Coordinar la Administración Pública Nacional, de conformidad con las instrucciones del Presidente de la República (Art. 239)
- Coordinar las relaciones del Ejecutivo Nacional con la Asamblea Nacional (Art. 239)
- Presidir el Consejo Federal de Gobierno (Art. 185 y 239)
- Presidir el Consejo de Estado (Art. 251 y 252)
- Ejercer las atribuciones que le delegue el Presidente de la República (Art. 239)

Los objetivos fundamentales de esta institución, a propósito de construir la Democracia Bolivariana, se orientan a consolidar la estabilidad social, desarrollar el nuevo marco jurídico institucional y contribuir al establecimiento de la democracia participativa y protagónica, para lo cual es necesario desarrollar la capacidad estratégica de regulación y control del Estado, con miras a lograr una gestión pública, que actúe sobre la base de resultados y no a procedimientos con alta capacidad de negociación y concertación, fortaleciendo el Estado de Derecho, una organización administrativa ágil y transparente, la participación ciudadana, la construcción y consolidación de un Estado Federal Descentralizado y el establecimiento de un sistema de cuentas.

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Código	Denominación	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
330007000	Coordinar el proceso de evaluación de los resultados de las políticas públicas	Acción	1	1.167.386.842			1.167.386.842
330008000	Coordinar la viabilidad de los compromisos de gestión, así como supervisar y evaluar su respectivo cumplimiento	Acto Administrativo	15	898.669.331			898.669.331
330009000	Fortalecimiento de los Gabinetes Móviles Regionales	Acto Administrativo	25	1.379.750.514			1.379.750.514
330010000	Desarrollo y funcionamiento de los Consejos Estadales de Planificación y Coordinación de Políticas Públicas (CEPCPP), Consejos Locales de Planificación Pública (CLPP), Consejos Distritales de Planificación Pública y Consejos Parroquiales de Planificación Pública	Acción	1	1.064.010.891			1.064.010.891
330011000	Creación de la Unidad de apoyo del Ejecutivo Nacional para el Consejo Federal de Gobierno	Acto Administrativo	6	1.178.008.521			1.178.008.521
330012000	Remodelación del Edificio Sede de la Vicepresidencia de la República	Acondicionamiento de Oficina	8	6.373.922.831			6.373.922.831
330013000	Suministro de asistencia técnica para desarrollo y consolidación de Proyectos Especiales Sociales y de Infraestructura en Gobernaciones y Alcaldías	Acción	5	1.640.856.228			1.640.856.228
330014000	Poder 21, Instrumento de la Contraloría Social	Acto Administrativo	32	1.380.014.217			1.380.014.217
330015000	Creación de la Oficina Planificación y Presupuesto	Oficina	1	1.260.242.617			1.260.242.617
330016000	Fortalecimiento de la Plataforma Tecnológica de la Institución	Sistema	13	4.904.424.583			4.904.424.583
330017000	Institucionalizar el control interno	Acción	50	1.115.707.518			1.115.707.518
330018000	Diseñar el protocolo para la investidura del Vicepresidente Ejecutivo y el de la Institución	Manual de Organización	1	1.184.856.962			1.184.856.962
330019000	Transferir la propiedad de la tierra a los pobladores de los Asentamientos Urbanos populares	Acto Administrativo	,10.000	8.369.413.512			8.369.413.512
330020000	Mejorar los procesos y la capacidad del Registro Especial de Asentamientos Urbanos Populares (REAUP)	Expediente	4.000	185.000.000			185.000.000
TOTAL				32.102.264.567			32.102.264.567

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
330001000	Dirección y Coordinación de los Gastos de los Trabajadores	18.744.220.727			18.744.220.727
330002000	Gestión Administrativa	9.339.301.380			9.339.301.380
330003000	Previsión y Protección Social	147.913.326			147.913.326
	TOTAL	**28.231.435.433**			**28.231.435.433**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
PERSONAL FIJO A TIEMPO COMPLETO	**261**	**6.259.552.330**
- Directivo	15	999.960.000
- Profesional y Técnico	115	3.729.180.579
- Administrativo	55	793.930.284
- Obrero	76	736.481.467
PERSONAL CONTRATADO	**337**	**6.006.145.462**
- Profesional y Técnico	235	4.814.368.954
- Obrero	102	1.191.776.508
TOTAL	**598**	**12.265.697.792**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	38.979.494.614			38.979.494.614
4.02	Materiales, Suministros y Mercancías	5.897.112.580			5.897.112.580
4.03	Servicios no Personales	9.038.679.480			9.038.679.480
4.04	Activos Reales	5.850.500.000			5.850.500.000
4.07	Transferencias y Donaciones	447.913.326			447.913.326
4.11	Disminución de Pasivos	120.000.000			120.000.000
	TOTAL	60.333.700.000			60.333.700.000

PROYECTO: Coordinar el proceso de evaluación de los resultados de las Políticas Públicas

UNIDAD DE MEDIDA: Acción

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 1.167.386.842

AREA ESTRATEGICA: Equilibrio Político

OBJETIVO ESTRATEGICO: Fortalecimiento Institucional de la Vicepresidencia de la República

OBJETIVOS ESPECIFICOS: Efectivo proceso de evaluación de resultados de las Políticas Públicas

RESULTADO: Efectivo proceso de evaluación e impacto de las Políticas Públicas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	710.386.842				710.386.842
4.02	Materiales, Suministros y Mercancías	154.000.000				154.000.000
4.03	Servicios no Personales	108.000.000				108.000.000
4.04	Activos Reales	195.000.000				195.000.000
	TOTAL	1.167.386.842				1.167.386.842

PROYECTO:	Coordinar la viabilidad de los compromisos de gestión, así como supervisar y evaluar su respectivo cumplimiento
UNIDAD DE MEDIDA:	Acto Administrativo
CANTIDAD:	15
ASIGNACIÓN PRESUPUESTARIA:	898.669.331
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Impulsar el desarrollo de mecanismos para apoyar la nueva institucionalidad
OBJETIVOS ESPECIFICOS:	Propiciar la institucionalización de los compromisos de gestión
RESULTADO:	Compromisos de gestión institucionalizados y celebrados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	568.669.331				568.669.331
4.02	Materiales, Suministros y Mercancías	100.000.000				100.000.000
4.03	Servicios no Personales	150.000.000				150.000.000
4.04	Activos Reales	80.000.000				80.000.000
	TOTAL	898.669.331				898.669.331

PROYECTO:	Fortalecimiento de los Gabinetes Móviles Regionales
UNIDAD DE MEDIDA:	Acto Administrativo
CANTIDAD:	25
ASIGNACIÓN PRESUPUESTARIA:	1.379.750.514
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Diseñar e implementar un sistema de evaluación y seguimiento de proyectos con la perspectiva de la Nueva Etapa de la Revolución Bolivariana
RESULTADO:	Lograr mayor impacto social y transformación del modelo socio productivo, a través de proyectos presentados por Gobernaciones, Alcaldías y Comunidades Organizadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	569.450.514				569.450.514
4.02	Materiales, Suministros y Mercancías	215.200.000				215.200.000
4.03	Servicios no Personales	351.600.000				351.600.000
4.04	Activos Reales	243.500.000				243.500.000
	TOTAL	1.379.750.514				1.379.750.514

PROYECTO:	Desarrollo y funcionamiento de los Consejos Estadales de Planificación y Coordinación de Políticas Públicas (CEPCPP), Consejos Locales de Planificación Pública (CLPP), Consejos Distritales de Planificación Pública y Consejos Parroquiales de Planificación Pública
UNIDAD DE MEDIDA:	Acción
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	1.064.010.891
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Fortalecer e impulsar los mecanismos de descentralización y participación ciudadana establecidos en la Constitución de la República Bolivariana de Venezuela
OBJETIVOS ESPECIFICOS:	Fortalecer y apoyar a los CEPCPP, CLPP y Consejos Distritales y Parroquiales de Planificación Pública
RESULTADO:	CEPCPP, CLPP y Consejos Distritales y Parroquiales de Planificación Pública totalmente constituidos y funcionando, enmarcados en la Nueva Etapa y los cinco equilibrios

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	402.510.891				402.510.891
4.02	Materiales, Suministros y Mercancías	164.500.000				164.500.000
4.03	Servicios no Personales	332.000.000				332.000.000
4.04	Activos Reales	165.000.000				165.000.000
	TOTAL	1.064.010.891				1.064.010.891

PROYECTO:	Creación de la Unidad de Apoyo del Ejecutivo Nacional para el Consejo Federal de Gobierno
UNIDAD DE MEDIDA:	Acto Administrativo
CANTIDAD:	6
ASIGNACIÓN PRESUPUESTARIA:	1.178.008.521
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Fortalecer e Impulsar los mecanismos de descentralización y participación ciudadana establecidos en la Constitución de la República Bolivariana de Venezuela
OBJETIVOS ESPECIFICOS:	Constituir un equipo multidisciplinario con los distintos Ministerios, a fin de recrear la política de descentralización, atendiendo a la Constitución de la República Bolivariana de Venezuela y sus Leyes
RESULTADO:	Constitución de un equipo multidisciplinario del Ejecutivo Nacional, para articular la política de descentralización y sus efectos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	332.008.521				332.008.521
4.02	Materiales, Suministros y Mercancías	350.000.000				350.000.000
4.03	Servicios no Personales	346.000.000				346.000.000
4.04	Activos Reales	150.000.000				150.000.000
	TOTAL	**1.178.008.521**				**1.178.008.521**

PROYECTO:	Remodelación del Edificio Sede de la Vicepresidencia de la República
UNIDAD DE MEDIDA:	Acondicionamiento de Oficina
CANTIDAD:	8
ASIGNACIÓN PRESUPUESTARIA:	6.373.922.831
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Fortalecimiento de la Vicepresidencia de la República
OBJETIVOS ESPECIFICOS:	Mejorar la estructura física y la seguridad integral del Edificio Sede de la Vicepresidencia de la República, además de acondicionar diversas áreas para el desarrollo eficiente de las actividades laborales
RESULTADO:	Remodelación y acondicionamiento de las diferentes áreas de la Vicepresidencia de la República

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	3.823.922.831				3.823.922.831
4.02	Materiales, Suministros y Mercancías	500.000.000				500.000.000
4.03	Servicios no Personales	675.000.000				675.000.000
4.04	Activos Reales	1.375.000.000				1.375.000.000
	TOTAL	**6.373.922.831**				**6.373.922.831**

PROYECTO:	Suministro de asistencia técnica para desarrollo y consolidación de proyectos especiales sociales y de infraestructura en Gobernaciones y Alcaldías
UNIDAD DE MEDIDA:	Acción
CANTIDAD:	5
ASIGNACIÓN PRESUPUESTARIA:	1.640.856.228
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Coordinar las relaciones del Ejecutivo Nacional con los Estados, Distrito Metropolitano y Municipios
OBJETIVOS ESPECIFICOS:	Suministrar asistencia técnica y financiera para el desarrollo y consolidación de proyectos especiales sociales y de infraestructura
RESULTADO:	Proceso para cada uno de los desarrollos y consolidación de proyectos especiales sociales y de infraestructura

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	797.103.948				797.103.948
4.02	Materiales, Suministros y Mercancías	228.752.280				228.752.280
4.03	Servicios no Personales	315.000.000				315.000.000
4.04	Activos Reales	300.000.000				300.000.000
	TOTAL	1.640.856.228				1.640.856.228

PROYECTO:	Poder 21, Instrumento de la Contraloría Social
UNIDAD DE MEDIDA:	Acto Administrativo
CANTIDAD:	32
ASIGNACIÓN PRESUPUESTARIA:	1.380.014.217
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular
OBJETIVOS ESPECIFICOS:	Coordinar la implantación y desarrollo de la Red Poder 21
RESULTADO:	UBES realizando seguimiento a las demandas sociales planteadas por ellos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	780.014.217				780.014.217
4.02	Materiales, Suministros y Mercancías	300.000.000				300.000.000
4.03	Servicios no Personales	200.000.000				200.000.000
4.04	Activos Reales	100.000.000				100.000.000
	TOTAL	1.380.014.217				1.380.014.217

PROYECTO:	Creación de la Oficina Planificación y Presupuesto
UNIDAD DE MEDIDA:	Oficina
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	1.260.242.617
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Fortalecimiento de la Vicepresidencia de la República
OBJETIVOS ESPECIFICOS:	Institucionalización de los procesos de planificación, organización institucional y de presupuesto
RESULTADO:	Creación y puesta en marcha de la Oficina de Planificación y Presupuesto

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	640.242.617				640.242.617
4.02	Materiales, Suministros y Mercancías	200.000.000				200.000.000
4.03	Servicios no Personales	120.000.000				120.000.000
4.04	Activos Reales	300.000.000				300.000.000
	TOTAL	1.260.242.617				1.260.242.617

PROYECTO: Fortalecimiento de la plataforma tecnológica de la Institución

UNIDAD DE MEDIDA: Sistema

CANTIDAD: 13

ASIGNACIÓN PRESUPUESTARIA: 4.904.424.583

AREA ESTRATEGICA: Equilibrio Político

OBJETIVO ESTRATEGICO: Fortalecimiento de la Vicepresidencia de la República

OBJETIVOS ESPECIFICOS: Normar y automatizar los procesos sustantivos de diversas áreas de la Vicepresidencia de la República, adecuando la tecnología existente a la normativa legal vigente

RESULTADO: Sistematización de los procesos de las áreas de Atención al Ciudadano, Coordinación General, Finanzas, Compras y Almacén, con seguridad de la información y migrando a software libre

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	3.154.424.583				3.154.424.583
4.02	Materiales, Suministros y Mercancías	400.000.000				400.000.000
4.03	Servicios no Personales	573.000.000				573.000.000
4.04	Activos Reales	777.000.000				777.000.000
	TOTAL	4.904.424.583				4.904.424.583

PROYECTO: Institucionalizar el Control Interno

UNIDAD DE MEDIDA: Acción

CANTIDAD: 50

ASIGNACIÓN PRESUPUESTARIA: 1.115.707.518

AREA ESTRATEGICA: Equilibrio Político

OBJETIVO ESTRATEGICO: Fortalecimiento Institucional de la Vicepresidencia de la República

OBJETIVOS ESPECIFICOS: Difundir la Normativa legal, sub-legal y reglamentaria del control interno y evaluar la aplicación de dicha normativa

RESULTADO: Difusión de la normativa legal, sub-legal y reglamentaria en materia de control interno y evaluación de la aplicación de la normativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	980.707.518				980.707.518
4.02	Materiales, Suministros y Mercancías	40.000.000				40.000.000
4.03	Servicios no Personales	65.000.000				65.000.000
4.04	Activos Reales	30.000.000				30.000.000
	TOTAL	1.115.707.518				1.115.707.518

PROYECTO:	Diseñar el protocolo para la investidura del Vicepresidente Ejecutivo y el de la Institución
UNIDAD DE MEDIDA:	Manual de Organización
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	1.184.856.962
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Realizar el esquema protocolar para el Vicepresidente Ejecutivo y en la Institución
OBJETIVOS ESPECIFICOS:	Suministrar la atención protocolar al Vicepresidente Ejecutivo
RESULTADO:	Manual de Protocolo de la Vicepresidencia de la República y manual de procedimientos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	689.856.962				689.856.962
4.02	Materiales, Suministros y Mercancías	262.500.000				262.500.000
4.03	Servicios no Personales	92.500.000				92.500.000
4.04	Activos Reales	140.000.000				140.000.000
	TOTAL	**1.184.856.962**				**1.184.856.962**

PROYECTO: Transferir la propiedad de la Tierra a los pobladores de los Asentamientos Urbanos Populares

UNIDAD DE MEDIDA: Acto Administrativo

CANTIDAD: 10.000

ASIGNACIÓN PRESUPUESTARIA: 8.369.413.512

AREA ESTRATEGICA: Equilibrio Politico

OBJETIVO ESTRATEGICO: Avanzar en la conformación de la Nueva Estructura Social

OBJETIVOS ESPECIFICOS: Adjudicar el Título de Propiedad de la Tierra a los habitantes de las Comunidades Organizadas, en Comités de Tierras Urbanas que ocupan los Asentamientos Urbanos Populares, así como adelantar los procedimientos y mecanismos de organización y coordinación social e interinstitucional

RESULTADO: La transferencia de la Propiedad de la Tierra por medio de 10.000 Títulos de otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	6.925.975.112				6.925.975.112
4.02	Materiales, Suministros y Mercancías	351.798.400				351.798.400
4.03	Servicios no Personales	671.640.000				671.640.000
4.04	Activos Reales	420.000.000				420.000.000
	TOTAL	8.369.413.512				8.369.413.512

PROYECTO: Mejorar los procesos y la capacidad del Registro Especial de Asentamientos Urbanos Populares (REAUP)

UNIDAD DE MEDIDA: Expediente

CANTIDAD: 4.000

ASIGNACIÓN PRESUPUESTARIA: 185.000.000

AREA ESTRATEGICA: Equilibrio Político

OBJETIVO ESTRATEGICO: Fortalecimiento de la Vicepresidencia

OBJETIVOS ESPECIFICOS: Sistematizar los procesos del Registro Especial de Asentamientos Urbanos Populares y homologar los procedimientos a nivel nacional

RESULTADO: Optimizar los procesos de consulta y la capacidad operativa del Registro Especial de Asentamientos Urbanos Populares

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	50.000.000				50.000.000
4.03	Servicios no Personales	80.000.000				80.000.000
4.04	Activos Reales	55.000.000				55.000.000
	TOTAL	185.000.000				185.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	18.604.220.727				18.604.220.727
4.03	Servicios no Personales	140.000.000				140.000.000
	TOTAL	**18.774.220.727**				**18.774.220.727**

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.580.361.900				2.580.361.900
4.03	Servicios no Personales	4.818.939.480				4.818.939.480
4.04	Activos Reales	1.520.000.000				1.520.000.000
4.07	Transferencias y Donaciones	300.000.000				300.000.000
4.11	Disminución de Pasivos	120.000.000				120.000.000
	TOTAL	9.339.301.380				9.339.301.380

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	147.913.326				147.913.326
	TOTAL	147.913.326				147.913.326

Ministerio de Agricultura y Tierras

MINISTERIO DE AGRICULTURA Y TIERRAS

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Despacho para el año 2006 continuará siendo la piedra angular del sistema alimentario nacional y por ende, de la producción de alimentos, a los fines de garantizar el cumplimiento del mandato constitucional en sus artículos 305 y 306 que reza:

> "...La seguridad alimentaria se alcanzará desarrollando y privilegiando la producción agropecuaria interna, entendiéndose como tal la proveniente de las actividades agrícolas, pecuaria, pesquera y acuícola. La producción de alimentos es de interés nacional y fundamental para el desarrollo económico y social de la Nación. A tales fines, el estado dictará las medidas de orden financiero, comercial, transferencias tecnológicas, tenencia de la tierra, infraestructura, capacitación de mano de obra y otras que fueren necesarias para alcanzar niveles estratégicos de auto abastecimiento..."

> "...El Estado promoverá las condiciones para el desarrollo rural integral", con el propósito de generar empleo y garantizar a la población campesina un nivel adecuado de bienestar, así como su incorporación al desarrollo nacional. Igualmente, fomentará la actividad agrícola y el uso optimo de la tierra mediante la dotación de las obras de infraestructura, insumos, créditos, servicios de capacitación y asistencia técnica..."

En consecuencia, a fin de lograr la consecución de las metas establecidas en el Plan de Desarrollo Económico y Social de la Nación 2001-2007, los diez (10) objetivos estratégicos de la Nueva Etapa y los siete (07) lineamientos de la política agrícola, que a continuación se mencionan:

1. Promover el manejo integrado de Cuencas Hidrográficas (Recursos Hídricos, Forestales y Suelos).
2. Promover el diagnóstico (estado, municipio y parroquia) de la Infraestructura Rural (vialidad, sistemas de riego y otros).
3. Planificar y ejecutar el rescate y regularización de las tierras.
4. Promover el Plan Nacional de Semillas y Semovientes y fortalecer la Sanidad Agropecuaria (Estado, Municipio y Parroquia).
5. Diseñar la ejecución y seguimiento del Plan Nacional de Siembra y Producción, incluyendo el financiamiento, los insumos y el mercadeo (Estado, Municipio y Parroquia).
6. Promover el Plan Nacional de Consumos de Alimentos en el Contexto de las necesidades humanas básicas de la población.
7. Fortalecer institucionalmente al MAT y desarrollar sus talentos.

Este Ministerio fortalecerá las siguientes competencias:

- Regular, formular y controlar políticas, planificación y realización de las actividades relacionadas con el fomento, desarrollo y protección de la producción primaria agrícola, vegetal, pecuaria, acuícola, pesquero y forestal.

- Definir las políticas de administración y distribución de tierras con vocación agrícola, de acuerdo con las estrategias en el uso de las tierras que se establezcan en la ordenación físico-espacial de los suelos y en la legislación vigente.

- Realizar el catastro rural, en coordinación con el Ministerio del Ambiente y de los Recursos Naturales Renovables.

- Definir, conjuntamente con los organismos competentes, las estrategias de promoción y captación de inversiones para el desarrollo del sector agrícola y rural.

- Controlar las enfermedades fitosanitaria y zoosanitaria.

- Continuar, conjuntamente con los organismos competentes, el desarrollo de infraestructura rural y agrosoporte físico, de acuerdo con los planes y estrategias nacionales de desarrollo.

- Administrar tierras baldías destinadas a la explotación agrícola.

- Controlar lo relativo a la utilización de fertilizantes, medicamentos veterinarios, vacunas, productos químicos, biológicos y zooterápicos de uso agrícola, en coordinación con el Ministerio de Alimentación.

- Definir políticas y estrategias de desarrollo del medio rural vinculado al sector agrícola, para estimular la organización y mejoramiento de la calidad de vida de la población rural.

Para el cumplimiento de los lineamientos de política para el año 2006, el Ejecutivo Nacional asignó recursos para Gastos Propios por Bs. 228.450,5 millones, que abarcan las acciones centralizadas distribuidas de la siguiente forma:

- Asignación y Control de los Recursos de los Gastos de los Trabajadores Bs. 133.239,0 millones

- Apoyo Institucional a las acciones especificas de los Proyectos del Organismo Bs. 30.541,6 millones

- Asignación y Control de los Recursos para Gastos de los Pensionados y Jubilados Bs. 64.669,9 millones.

Para financiar los proyectos estratégicos del Ministerio, fueron asignados Bs. 23.000,8 millones, los cuales son:

- Desarrollo de la Red Nacional de Comunicación Agrícola, Bs. 4.043,0 millones.

- Sistemas de Estadísticas Agrícolas (SEA), Bs. 205,8 millones.

- Proyecto de Recolección de Semilla Forestal, Bs. 132,0 millones

- Anuario Estadístico Agropecuario 2005, Bs. 11,0 millones

- Proyecto Bambú en el marco del programa de intercambio cultural y educativo entre el Gobierno de la República Popular China y República Bolivariana de Venezuela, Bs. 65,0 millones.
- Encuestas de granjas porcinas especializadas, Bs. 12,0 millones
- Encuesta de granjas avícolas especializadas, Bs.12,0 millones.
- Encuestas Agrícolas Continuas, Bs. 1.100,0 millones.
- Plan de Jubilaciones especiales personal obrero del MAT Bs. 14.420,0 millones
- Evaluación de suelos agrícolas y propuesta de creación del Programa Nacional de Suelos Bs. 3.000,0 millones

Las asignaciones para los entes adscritos son las siguientes:

SERVICIO AUTÓNOMO DE SANIDAD AGROPECUARIA (SASA)

El Servicio Autónomo de Sanidad Agropecuaria (SASA), tiene como objetivo principal prevenir, combatir y erradicar las enfermedades, plagas y demás agentes morbosos perjudiciales a los animales, vegetales, así como sus productos, subproductos e insumos.

Entre las principales actividades se encuentran:

- Garantizar la prevención y control de enfermedades y plagas.
- Supervisar y evaluar los programas sanitarios a nivel nacional.
- Proteger y apoyar la sanidad vegetal y animal del país.
- Supervisar el control de calidad de los insumos de uso vegetal y animal del país.

Para el presente ejercicio fiscal, el Ejecutivo Nacional ha decidido otorgar Bs. 35.913,1 millones, de los cuales Bs. 20.171,9 millones corresponden a las acciones centralizadas y Bs. 15.741,2 millones para la ejecución de los principales proyectos:

- Proyecto de Erradicación de la Fiebre Aftosa en Venezuela, Bs. 1.500,0 millones.
- Prevención, Control y Erradicación de la Brucelosis Animal, Bs. 1.110,0 millones.
- Prevención y Control de la SigatoKa Negra y el Moko en las Musaceas, Bs. 1.080,0 millones.

- Prevención y Control de la Broca del Café en Venezuela Bs. 1.000,0 millones.
- Prevención y Control de la Rabia en Venezuela Bs. 800,0 millones
- Prevención y Control del Gusano de la Piña Melanoloma Viatrix Bs. 398,2 millones
- Proyecto Fitosanitario para la Prevención y Control de Roedores y Plaga, Bs. 670,5 millones
- Control de Encefalitis Equina Bs. 500,0 millones
- Prevención y Control de la Diaphorina Citri Bs. 634,4 millones
- Prevención y Control de la Agalla en Mango Bs. 338,8 millones
- Convenio de Cooperación Bs. 6.455,3 millones.

PROCURADURÍA AGRARIA NACIONAL (PAN)

La Procuraduría Agraria Nacional (PAN), tiene como objetivo fundamental suministrar asistencia y defensa legal gratuita, a campesinos, pescadores artesanales pequeños e indígenas, a través de la representación en procesos judiciales y extrajudiciales, actuando como Institución de apoyo en la resolución de conflictos del agro por vía conciliatoria y representación judicial y administrativa en los procedimientos de regularización de tenencia de la tierra.

Entre los objetivos a cumplir por el Ente se encuentran:

- Salvaguardar la actividad agraria, mediante la protección de la posesión y regularización de la tenencia de la tierra.
- Otorgar asistencia y defensa legal gratuita a los pequeños y medianos productores agrícolas e indígenas.
- Estimular la organización y responsabilidad de los pobladores rurales con miras a lograr la definición de conflictos por vía conciliatoria.
- Para esta finalidad se le asignaron Bs. 14.347,0 millones, de los cuales Bs. 7.390,7 millones corresponden a las acciones centralizadas y Bs. 6.956,3 millones para el proyecto aumento en el volumen de profesionales competentes en atención integral al campesino, pescador artesanal e indígena

INSTITUTO NACIONAL DE TIERRAS (INTI)

El Instituto Nacional de Tierras (INTI), tiene como política principal la administración, redistribución y regularización de las tierras con vocación agraria, mediante el desarrollo de las condiciones socioeconómicas y la calidad de vida del pequeño y mediano productor.

Este ente, enmarcado en la Ley de Tierras y Desarrollo Agrario cumple las siguientes actividades:

- Determinar el carácter de ociosas o incultas que tengan las tierras ubicadas dentro de las poligonales rurales interviniendo las tierras que tengan tal carácter.
- Decidir y revocar la procedencia de la adjudicación de tierras, así como otorgar los títulos de adjudicación permanente.
- Iniciar los trámites legales para proceder al rescate de las tierras que se encuentran ocupadas irregularmente
- Adoptar las medidas que considere pertinente para la transformación de todas las tierras ubicadas dentro de las poligonales rurales, en unidades productivas
- Otorgar, renovar y revocar certificados de clasificación de fincas, en los cuales se determinará su condición de: finca productiva, finca mejorable o finca ociosa

Para tal fin, recibirá un aporte fiscal de Bs. 114.820,5 millones, de los cuales la cantidad de Bs. 51.276,5 millones son para las acciones centralizadas y Bs. 63.544,0 millones para los siguientes proyectos:

- Afectación de tierras y/o bienhechurías, Bs. 24.744,0 millones
- Saneamiento catastral y jurídico de las tierras con vocación agrícola transferidas del IAN al INTI, Bs. 20.950,0 millones.
- Formulación y establecimiento de proyectos agroproductivos, Bs. 7.550,0 millones
- Levantamiento y registro de predios de tierras transferidas con vocación agraria, Bs. 6.300,0 millones
- Generar información territorial a escala detallada mediante sensores remotos de tecnología y plataforma de captura, Bs. 4.000, 0 millones

INSTITUTO NACIONAL DE LA PESCA Y ACUICULTURA (INAPESCA)

El Instituto Nacional de la Pesca y Acuicultura (INAPESCA), tiene como propósito fortalecer el desarrollo de la actividad pesquera y acuícola, a fin de contribuir con la seguridad alimentaría del país, mediante la ejecución de políticas que garanticen el abastecimiento de la población.

Dentro de las funciones más importantes del Instituto Nacional de la Pesca y Acuicultura se encuentran:

- Promover el desarrollo integral del sector pesquero y de acuicultura
- Asegurar el suministro de productos destinados al consumo nacional
- Contribuir con el bienestar socio-económico del pescador artesanal
- Otorgar permisos, licencias y concesiones necesarias para la pesca a nivel nacional

Para año 2006, el Ejecutivo Nacional destina recursos por la cantidad de Bs. 45.396,9 millones, de los cuales Bs. 36.751,4 millones se aplicarán en los siguientes Proyectos:

- Innovación de ordenamiento pesquero para garantizar la participación de las comunidades en la Seguridad Alimentaria, Bs. 787,1 millones.
- Capacitación del pescador artesanal, pequeño acuicultor rural y su grupo familiar, Bs. 1.214,3 millones.
- Instalación de Granjas Comunitarias para Cultivos Marinos (Mejillón, Ostras, Artemia y Camarón), Bs. 683,4 millones.
- Incorporación de los Pescadores Artesanales y su grupo familiar, organizados en cooperativas, al Sistema de Seguridad Social, Bs. 562,5 millones.
- Asistencia Técnica para los Pescadores Artesanales y Acuicultores interesados en solicitar crédito a FONDAFA, Bs. 1.435,0 millones.
- Organización de Pescadores Artesanales y Acuicultores Rurales en Asociaciones Cooperativas, Bs. 505,7 millones.
- Repoblamiento de Cuerpos de Agua de Uso Público (Embalses, Lagunas Parameras y Lagunas Costeras), Bs. 1.000,0 millones.
- Inventario de los Recursos Hidrobiológicos de la República Bolivariana de Venezuela para Acuicultura, Bs. 700,0 millones.
- Cultivo piloto de especies forrajeras para la producción de harina de pescado en el estado Barinas, Bs. 114,0 millones.
- Engorde de lisa y lebranche en jaulas y corrales en el Delta del Orinoco, Bs. 219, 0 millones.
- Construcción de Plantas procesadoras de desechos de productos pesqueros Bs. 6.803,1 millones
- Instalación de un centro de mejoramiento genético del camarón Bs. 1.500,0 millones.
- Fortalecimiento de los Centros del Sector Público de producción de semilla (alevines) de especies autóctonos Bs. 800,0 millones.

- Convenio de Cooperación, Bs. 9.125,4 millones

A través de la Ley Especial de Endeudamiento 2006, se financiará el Proyecto denominado: Programa Sustentable de la pesca artesanal y de la acuicultura (Obras Complementarias/ Convenio MAT-Ramón Vizcaíno), por un monto de Bs. 11.301,7 millones.

EMPRESA REGIONAL SISTEMA HIDRÁULICO PLANICIE DE MARACAIBO (PLANIMARA)

Tiene como objetivo el desarrollo de los recursos naturales de la Planicie de Maracaibo, con miras a lograr el incremento de la producción agrícola, el mejoramiento de la calidad de vida de la población del estado Zulia.

Conjuntamente con otras instituciones la empresa continuará realizando las siguientes actividades:

- Promover e impulsar políticas para el manejo racional de los recursos hidráulicos
- Contribuir y apoyar el desarrollo de un modelo de producción agrícola eficiente
- Prestar asistencia técnica a productores organizados tanto en cooperativas como individualmente.

Para estos propósitos, se asignan recursos por Bs. 20.464,8 millones, de los cuales Bs. 400,0 millones son para las acciones centralizadas y Bs. 20.064,8 millones para los proyectos:

- Sistema de riego a partir del reuso de las aguas tratadas en la Planta Sur de Maracaibo, Bs. 18.164,2 millones
- Construcción de acueductos rurales en los Municipios La Cañada de Urdaneta, Jesús Enrique Losada y Mara, Bs. 555,4 millones.
- Rehabilitación de 47 pozos profundos para el abastecimiento de agua en módulos de Riego-Municipio Autónomo La Cañada, Bs. 664,8 millones.
- Construcción de 20 pozos en el Municipio La Cañada de Urdaneta del Estado Zulia, Bs. 680,2 millones.

INSTITUTO NACIONAL DE DESARROLLO RURAL (INDER)

Tiene como objetivo primordial contribuir con el desarrollo rural Integral del sector agrícola en materia de infraestructura, mediante la consolidación de políticas y planes con miras a lograr el incremento de la producción agrícola y el mejoramiento de la calidad de vida de la población.

Las funciones básicas del ente son:

- Construir y mantener obras de infraestructura.

- Promover programas de innovación tecnológica para el desarrollo sustentable.
- Incentivar la creación de organizaciones para la autogestión de los sistemas de riego mediante el mejoramiento de las condiciones socioeconómicas de las comunidades rurales.

El Ejecutivo Nacional le prevé Bs. 136.173,2 millones, de los cuales Bs. 16.326,7 millones son para las acciones centralizadas y Bs. 119.846,5 millones para la ejecución de los siguientes proyectos:

- Consolidar y mejorar la infraestructura rural, Bs. 9.500,0 millones.
- Rehabilitación y consolidación de los sistemas de riego en el ámbito nacional, Bs. 8.000,0 millones.
- Promover la organización de las comunidades rurales, Bs. 1.500,0 millones.
- Dotar de infraestructura de servicios básicos y apoyar a la producción dirigida a las comunidades rurales de desarrollo productivo, Bs. 6.494,0 millones.
- Convenio de Cooperación Bs. 5.000,0 millones.

Asimismo, con cargo a la Ley Especial de Endeudamiento 2006, se financiarán los siguientes proyectos por un monto de Bs. 89.352,5 millones

- Construcción de los sistemas de riego en fundos zamoranos estructurados, Bs. 9.352,5 millones.
- Construcción de grandes y medianos sistemas de riego (Río Tiznado) Bs. 80.000,0 millones.

CORPORACIÓN VENEZOLANA AGRARIA (CVA)

La Corporación Venezolana Agraria (CVA), tiene como objetivo esencial desarrollar, coordinar y supervisar las actividades empresariales del Estado, a tales fines, podrá crear las empresas y demás entes de carácter privado que sean necesarios para el eficaz cumplimiento de su misión.

Para el cumplimiento de este objetivo, el Ejecutivo Nacional le otorga Bs. 85.878,1 millones, de los cuales Bs. 18.946, 0 millones son para acciones centralizadas y Bs. 59.345,4 millones para desarrollar los siguientes proyectos:

- Inversión Agroindustrial del Central Azucarero Pío Tamayo", Bs. 9.498,8 millones
- Instalación de una planta productora de aceites y grasas, Bs. 15.814,1 millones
- Instalación de una planta molinera de trigo y productora de harina y pastas, Bs. 10.200,0 millones

- Reactivación de una torrefactora de café Bs. 6.234,5 millones
- Instalación de una planta beneficiadora de arroz Bs. 7.231,2 millones
- Reactivación un central de beneficio de café, Bs. 2.725,6 millones
- Instalación de dos granjas de pollos de engorde Bs. 4.820,9 millones
- Instalación de dos agrotiendas comercializadoras de insumos y suministros agrícolas Bs. 2.820,0 millones

A través del Convenio de Cooperación recibirá Bs. 7.586,7 millones, para los siguientes proyectos:

- Inversión agroindustrial del central azucarero Pío Tamayo
- Inversión Agroindustrial del central azucarero del estado Monagas
- Inversión Agroindustrial del central azucarero del estado Cojedes
- Estudio de Factibilidad Tecnoeconómica para la constitución de 21 empresas agroproductivas

COMPLEJO AGROINDUSTRIAL AZUCARERO EZEQUIEL ZAMORA, S.A. (CAAEZ)

El Complejo Azucarero Ezequiel Zamora tiene como propósito el desarrollo de las actividades vinculadas con el cultivo, producción, compra, venta, comercialización e industrialización de la caña de azúcar y sus derivados.

Para este propósito se asigna la cantidad de Bs. 52.901,4 millones, de los cuales Bs. 9.148,1 millones son para las acciones centralizadas y Bs. 43.753,3 millones para los siguientes proyectos:

- Proyecto complejo agroindustrial azucarero Ezequiel Zamora, Bs. 42.000, 0 millones
- Convenio de Cooperación Bs. 1.753,3 millones.

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
340007000	Transferencia para Financiar los Proyectos de la Procuraduría Agraria Nacional (PAN)	Bolívares	6.956.300.000	6.956.300.000			6.956.300.000
340008000	Transferencia para Financiar los Proyectos del Servicio Autónomo de Sanidad Agropecuaria (SASA)	Bolívares	15.741.281.947	15.741.281.947			15.741.281.947
340009000	Transferencia para Financiar los Proyectos del Instituto Nacional de la Pesca y Acuicultura (INAPESCA)	Bolívares	36.751.404.160	25.449.723.287	11.301.680.873		36.751.404.160
340010000	Transferencias para Financiar los Proyectos del Instituto Nacional de Tierras (INTI)	Bolívares	63.544.000.000	63.544.000.000			63.544.000.000
340011000	Transferencia para Financiar los Proyectos de la Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	Bolívares	20.064.797.751	20.064.797.751			20.064.797.751
340012000	Transferencia para Financiar los Proyectos del Instituto Nacional de Desarrollo Rural (INDER)	Bolívares	119.846.565	30.494.067.817	89.352.500.000		119.846.567.817
340013000	Transferencia para Financiar los Proyectos de la Corporación Venezolana Agraria (CVA)	Bolívares	66.932.155.252	66.932.155.252			66.932.155.252
340014000	Transferencia para Financiar los Proyectos del Complejo Agroindustrial Azucarero Ezequiel Zamora (CAAEZ)	Bolívares	43.753.300.000	43.753.300.000			43.753.300.000
340016000	Encuesta Agrícola Continua	Entrevista	18.000.000	1.100.000.000			1.100.000.000
340017000	Sistema de Estadísticas Agrícolas (SEA)	Sistema	1	205.800.000			205.800.000
340018000	Proyecto Bambú en el Marco del Programa de Intercambio Cultural y Educativo entre el Gobierno de la República Popular China y la República Bolivariana de Venezuela	Comunidad	3	65.000.000			65.000.000
340019000	Anuario Estadístico Agropecuario 2005	Anuario	500	11.000.000			11.000.000
340020000	Desarrollo de la Red Nacional de Comunicación Agrícola	Información del Estado	24	4.043.042.400			4.043.042.400
340021000	Proyecto de Recolección de Semilla Forestal	Kilogramo	17.284	132.000.000			132.000.000
340022000	Encuestas de Granjas Porcinas Especializadas	Formulario	1.500	12.000.000			12.000.000
340023000	Encuestas de Granjas Avícolas Especializadas	Formulario	1.500	12.000.000			12.000.000

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
340024000	Evaluación de Suelos Agrícolas y Propuesta de Creación del Programa Nacional de Suelos	Hectárea	1.200.000	3.000.000.000			3.000.000.000
340025000	Plan de Jubilaciones Especiales Personal Obrero MAT	Jubilación	662	14.420.005.632			14.420.005.632
	TOTAL			295.936.474.086	100.654.180.873		396.590.654.959

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
340001000	Dirección y Coordinación de los Gastos de los Trabajadores	133.238.960.658			133.238.960.658
340002000	Gestión Administrativa	162.846.977.533			162.846.977.533
340003000	Previsión y Protección Social	64.669.961.809			64.669.961.809
	TOTAL	360.755.900.000			360.755.900.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO.
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	4.111	34.723.288.595
- Directivo	122	1.539.786.876
- Profesional y Técnico	869	9.035.881.986
- Personal Administrativo	1.091	8.704.048.825
- Personal Docente	2	20.196.510
- Personal Médico	59	819.110.028
- Obrero	1.968	14.604.264.370
Personal Contratado	263	2.934.504.744
- Profesional y Técnico	227	2.662.974.000
- Personal Médico	36	271.530.744
TOTAL	4.374	37.657.793.339

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	136.389.026.534			136.389.026.534
4.02	Materiales, Suministros y Mercancías	5.073.240.999			5.073.240.999
4.03	Servicios no Personales	19.231.159.749			19.231.159.749
4.04	Activos Reales	7.226.796.995			7.226.796.995
4.07	Transferencias y Donaciones	485.350.993.495	100.654.180.873		586.005.174.368
4.11	Disminución de Pasivos	3.421.156.314			3.421.156.314
	TOTAL	656.692.374.086	100.654.180.873		757.346.554.959

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	405.241.026.054	100.654.180.873		505.895.206.927
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	132.305.400.000			132.305.400.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	132.305.400.000			132.305.400.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	122.757.300.000			122.757.300.000
	- A0070 Procuraduría Agraria Nacional (PAN)	7.390.700.000			7.390.700.000
	- A0078 Servicio Autónomo de Sanidad Agropecuaria (SASA)	20.171.900.000			20.171.900.000
	- A0844 Instituto Nacional de la Pesca y Acuicultura (INAPESCA)	8.645.500.000			8.645.500.000
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	16.326.700.000			16.326.700.000
	- A0934 Corporación Venezolana Agraria (CVA)	18.946.000.000			18.946.000.000
	- A0935 Instituto Nacional de Tierras (INTI)	51.276.500.000			51.276.500.000
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales no Petroleros	9.548.100.000			9.548.100.000
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	400.000.000			400.000.000
	- A0845 Complejo Agroindustrial Azucarero Ezequiel Zamora, S.A. (CAAEZ)	9.148.100.000			9.148.100.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	272.935.626.054	100.654.180.873		373.589.806.927
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	272.935.626.054	100.654.180.873		373.589.806.927
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	209.117.528.303	100.654.180.873		309.771.709.176
	- A0070 Procuraduría Agraria Nacional (PAN)	6.956.300.000			6.956.300.000
	- A0078 Servicio Autónomo de Sanidad Agropecuaria (SASA)	15.741.281.947			15.741.281.947
	- A0844 Instituto Nacional de la Pesca y Acuicultura (INAPESCA)	25.449.723.287	11.301.680.873		36.751.404.160
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	30.494.067.817	89.352.500.000		119.846.567.817
	- A0934 Corporación Venezolana Agraria (CVA)	66.932.155.252			66.932.155.252
	- A0935 Instituto Nacional de Tierras (INTI)	63.544.000.000			63.544.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales no Petroleros	63.818.097.751			63.818.097.751
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	20.064.797.751			20.064.797.751
	- A0845 Complejo Agroindustrial Azucarero Ezequiel Zamora, S.A. (CAAEZ)	43.753.300.000			43.753.300.000

PROYECTO:	Transferencia para Financiar los Proyectos de la Procuraduría Agraria Nacional (PAN)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	6.956.300.000
ASIGNACIÓN PRESUPUESTARIA:	6.956.300.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Prestar Asistencia Gratuita Judicial y Extra Judicial a los Pequeños Productores
OBJETIVOS ESPECIFICOS:	Apoyar Mediante el Financiamiento la Asistencia y Defensa Legal Gratuita a Campesinos, Pequeños Pescadores Artesanales e Indígenas, a Través de la Representación en Procesos Judiciales y Extra Judiciales (PAN)
RESULTADO:	Salvaguardar, Prestar Asistencia Técnica y Estimular la Actividad Agraria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	6.956.300.000				6.956.300.000
	TOTAL	6.956.300.000				6.956.300.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	6.956.300.000				6.956.300.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	6.956.300.000				6.956.300.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	6.956.300.000				6.956.300.000
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	6.956.300.000				6.956.300.000
	- A0070 Procuraduría Agraria Nacional (PAN)	6.956.300.000				6.956.300.000

PROYECTO: Transferencia para Financiar los Proyectos del Servicio Autónomo de Sanidad Agropecuaria (SASA)

UNIDAD DE MEDIDA: Bolívares

CANTIDAD 15.741.281.947

ASIGNACIÓN PRESUPUESTARIA: 15.741.281.947

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Prevenir, Combatir y Erradicar las Enfermedades, Plagas y Demás Agentes Morbosos Perjudiciales a los Animales, Vegetales, así como sus Productos Subproductos e Insumos

OBJETIVOS ESPECIFICOS: Apoyar Financieramente la prevención, Combate y Erradicación de las Enfermedades Fito y Zoosanitarias, así como sus productos, Subproductos e Insumos (SASA)

RESULTADO: Garantizar la Prevención y Control de las Enfermedades Fito y Zoosanitarias

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	15.741.281.947				15.741.281.947
	TOTAL	15.741.281.947				15.741.281.947

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	15.741.281.947				15.741.281.947
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	15.741.281.947				15.741.281.947
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	15.741.281.947				15.741.281.947
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	15.741.281.947				15.741.281.947
	- A0078 Servicio Autónomo de Sanidad Agropecuaria (SASA)	15.741.281.947				15.741.281.947

PROYECTO:	Transferencia para Financiar los Proyectos del Instituto Nacional de la Pesca y Acuicultura (INAPESCA)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	36.751.404.160
ASIGNACIÓN PRESUPUESTARIA:	36.751.404.160
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Fortalecer el Desarrollo de la Actividad Pesquera y Acuícola, a fin de Contribuir con la Seguridad Alimentaria del País, Mediante la Aplicación de Políticas que Garanticen el Abastecimiento de la Población
OBJETIVOS ESPECIFICOS:	Apoyar Financieramente a Fortalecer el Desarrollo de la Actividad Pesquera, Acuícola y la Seguridad Alimentaria del País (INAPESCA)
RESULTADO:	Promover el Desarrollo Integral del Sector Pesquero, Asegurando el Suministro del Productos Destinados al Consumo Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	25.449.723.287	11.301.680.873			36.751.404.160
	- 003 Programa Sustentable de La Pesca Artesanal y de la Acuicultura (Obras Complementarias/ Convenio MAT - RAMON VISCAINO)		11.301.680.873			11.301.680.873
	Convenio de Cooperación	9.125.461.483				9.125.461.483
	Resto de Fuentes de Financiamiento	16.324.261.804				16.324.261.804

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	25.449.723.287	11.301.680.873			36.751.404.160
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	25.449.723.287	11.301.680.873			36.751.404.160
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	25.449.723.287	11.301.680.873			36.751.404.160
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	25.449.723.287	11.301.680.873			36.751.404.160
	- A0844 Instituto Nacional de la Pesca y Acuicultura (INAPESCA)	25.449.723.287	11.301.680.873			36.751.404.160

PROYECTO:	Transferencias para Financiar los Proyectos del Instituto Nacional de Tierras (INTI)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	63.544.000.000
ASIGNACIÓN PRESUPUESTARIA:	63.544.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Regularización y Justa Distribución de la Tenencia de la Tierra con Vocación Agrícola a Través de la Instrucción de Procedimientos Administrativos Agrarios Previstos en la LTDA
OBJETIVOS ESPECIFICOS:	Apoyar Financieramente, la Administración, Redistribución y Regularización de las Tierras con Vocación Agraria (INTI)
RESULTADO:	Garantizar la Administración, Redistribución y Regularización de las Tierras con Vocación Agraria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	63.544.000.000				63.544.000.000
	TOTAL	63.544.000.000				63.544.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	63.544.000.000				63.544.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	63.544.000.000				63.544.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	63.544.000.000				63.544.000.000
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	63.544.000.000				63.544.000.000
	- A0935 Instituto Nacional de Tierras (INTI)	63.544.000.000				63.544.000.000

PROYECTO:	Transferencia para Financiar los Proyectos de la Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)
UNIDAD DE MEDIDA:	Bolivares
CANTIDAD	20.064.797.751
ASIGNACIÓN PRESUPUESTARIA:	20.064.797.751
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Desarrollo de los Recursos Naturales de la Planicie de Maracaibo, con Miras a Lograr el Incremento de la Producción Agrícola, el Mejoramiento de la Calidad de Vida del Zuliano y el resto del país
OBJETIVOS ESPECIFICOS:	Contribuir Mediante el Financiamiento en el Desarrollo de los Recursos Naturales de la Planicie de Maracaibo y el Mejoramiento de la Calidad de Vida de la Población del Estado Zulia y el resto del País (PLANIMARA)
RESULTADO:	Mejoramiento y Manejo Eficiente y Racional de los Recursos Hidráulicos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	20.064.797.751				20.064.797.751
	TOTAL	***20.064.797.751***				***20.064.797.751***

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	20.064.797.751				20.064.797.751
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	20.064.797.751				20.064.797.751
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	20.064.797.751				20.064.797.751
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales no Petroleros	20.064.797.751				20.064.797.751
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	20.064.797.751				20.064.797.751

PROYECTO:	Transferencia para Financiar los Proyectos del Instituto Nacional de Desarrollo Rural (INDER)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	119.846.567.817
ASIGNACIÓN PRESUPUESTARIA:	119.846.567.817
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Contribuir con el Desarrollo Rural Integral del Sector Agrícola en Materia de Infraestructura, Mediante la Consolidación de Políticas y Planes con Miras a Lograr el Incremento de la Producción Agrícola y el Mejoramiento de la Calidad de Vida de la Población
OBJETIVOS ESPECIFICOS:	Contribuir Mediante el Financiamiento en el Desarrollo Rural Integral del Sector Agrícola en Materia de Infraestructura (INDER)
RESULTADO:	Construcción, Mantenimiento y Conservación de Obras de Infraestructura e Incentivos a las Organizaciones para la Autogestión de los Sistemas de Riego

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	30.494.067.817	89.352.500.000			119.846.567.817
	- 001 Construcción de Sistemas de Riego en Fundos Zamoranos		9.352.500.000			9.352.500.000
	- 002 Construcción de Grandes Sistemas de Riego (Río Tiznado)		80.000.000.000			80.000.000.000
	Convenio de Cooperación	5.000.067.817				5.000.067.817
	Resto de Fuentes de Financiamiento	25.494.000.000				25.494.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	30.494.067.817	89.352.500.000			119.846.567.817
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	30.494.067.817	89.352.500.000			119.846.567.817
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	30.494.067.817	89.352.500.000			119.846.567.817
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	30.494.067.817	89.352.500.000			119.846.567.817
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	30.494.067.817	89.352.500.000			119.846.567.817

PROYECTO:	Transferencia para Financiar los Proyectos de la Corporación Venezolana Agraria (CVA)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	66.932.155.252
ASIGNACIÓN PRESUPUESTARIA:	66.932.155.252
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Desarrollar, Coordinar y Supervisar las Actividades Empresariales del Estado para el Desarrollo del Sector Agrario, a Tales Fines, Podrá Crear las Empresas y Demás Entes de Carácter Privado que Sean Necesarios para el Eficaz Cumplimiento de su Objeto
OBJETIVOS ESPECIFICOS:	Contribuir Mediante el Financiamiento en la Coordinación y Supervisión de las Actividades Empresariales del Estado Para el Desarrollo de Sector Agrario (CVA)
RESULTADO:	Crecimiento y Desarrollo de las Empresas del Sector Agrario

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	66.932.155.252				66.932.155.252
	Convenio de Cooperación	7.586.674.086				7.586.674.086
	Resto de Fuentes de Financiamiento	59.345.481.166				59.345.481.166
	TOTAL	**66.932.155.252**				**66.932.155.252**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	66.932.155.252				66.932.155.252
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	66.932.155.252				66.932.155.252
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	66.932.155.252				66.932.155.252
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	66.932.155.252				66.932.155.252
	- A0934 Corporación Venezolana Agraria (CVA)	66.932.155.252				66.932.155.252

PROYECTO:	Transferencia para Financiar los Proyectos del Complejo Agroindustrial Azucarero Ezequiel Zamora (CAAEZ)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	43.753.300.000
ASIGNACIÓN PRESUPUESTARIA:	43.753.300.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	El Desarrollo de las Actividades Vinculadas con el Cultivo, Producción, Compra, Venta, Comercialización e Industrialización de la Caña de Azúcar y sus Derivados
OBJETIVOS ESPECIFICOS:	Contribuir Mediante el Financiamiento en el Desarrollo de las Actividades Vinculadas con el Cultivo, Producción, Compra, Venta, Comercialización e Industrialización de la Caña De Azúcar y sus Derivados (CAAEZ)
RESULTADO:	Desarrollo del Cultivo de la Caña de Azúcar y sus Derivados en el País

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4,07	Transferencias y Donaciones	43.753.300.000				43.753.300.000
	Convenio de Cooperación	1.753.300.000				1.753.300.000
	Resto de Fuentes de Financiamiento	42.000.000.000				42.000.000.000
	TOTAL	43.753.300.000				43.753.300.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	43.753.300.000				43.753.300.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	43.753.300.000				43.753.300.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	43.753.300.000				43.753.300.000
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales no Petroleros	43.753.300.000				43.753.300.000
	- A0845 Complejo Agroindustrial Azucarero Ezequiel Zamora, S.A. (CAAEZ)	43.753.300.000				43.753.300.000

PROYECTO:	Encuesta Agrícola Continua
UNIDAD DE MEDIDA:	Entrevista
CANTIDAD	18.000.000
ASIGNACIÓN PRESUPUESTARIA:	1.100.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Avanzar en la Conformación de la Nueva Estructura Social
OBJETIVOS ESPECIFICOS:	Realizar la Encuesta Agrícola Continua con la Aplicación de la Metodología del Muestreo de Marcos Múltiples
RESULTADO:	Ajustes Definitivos de las Cifras Preliminares de Coyuntura Obtenidas a Través del Sistema de Estadísticas Agrícolas (SEA), Cotejándolas con la Información Aportada por la Encuesta Continua

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	999.999.752				999.999.752
4.02	Materiales, Suministros y Mercancías	100.000.248				100.000.248
	TOTAL	1.100.000.000				1.100.000.000

PROYECTO:	Sistema de Estadísticas Agrícolas (SEA)
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	205.800.000
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Fortalecimiento Institucional
OBJETIVOS ESPECIFICOS:	Diseñar Datos Estadisticos de Manera Confiables y Oportunos, que Permitan Formular Politicas y Tomas de Decisiones en el Sector Agrícola
RESULTADO:	Mejora en el Tiempo de Respuesta y Veracidad de la Información en Cifras del Sector. Publicar Indicadores Trimestrales Agrícolas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	194.799.996				194.799.996
4.02	Materiales, Suministros y Mercancías	5.000.004				5.000.004
4.03	Servicios no Personales	6.000.000				6.000.000
	TOTAL	205.800.000				205.800.000

PROYECTO:	Proyecto Bambú en el Marco del Programa de Intercambio Cultural y Educativo Entre el Gobierno de la República Popular China y la República Bolivariana de Venezuela
UNIDAD DE MEDIDA:	Comunidad
CANTIDAD	3
ASIGNACIÓN PRESUPUESTARIA:	65.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Diseño, Ejecución y Seguimiento del Plan Nacional de Siembra y Producción y Financiamiento, Insumos y Mercadeo
OBJETIVOS ESPECIFICOS:	Transferir Prácticas y Procesos Tecnológicos para el Uso y Aprovechamiento del Bambú
RESULTADO:	Capacitación y Transferencia Económica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	4.160.000				4.160.000
4.03	Servicios no Personales	57.072.000				57.072.000
4.04	Activos Reales	3.768.000				3.768.000
	TOTAL	**65.000.000**				**65.000.000**

PROYECTO:	Anuario Estadístico Agropecuario 2005
UNIDAD DE MEDIDA:	Anuario
CANTIDAD	500
ASIGNACIÓN PRESUPUESTARIA:	11.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Fortalecimiento Institucional del MAT
OBJETIVOS ESPECIFICOS:	Disponer de Información Estadística Definitiva del Año 2005 Acerca del Sector Agrícola
RESULTADO:	Anuario Estadístico 2005

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	11.000.000				11.000.000
	TOTAL	11.000.000				11.000.000

PROYECTO:	Desarrollo de la Red Nacional de Comunicación Agrícola
UNIDAD DE MEDIDA:	Información del Estado
CANTIDAD	24
ASIGNACIÓN PRESUPUESTARIA:	4.043.042.400
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Fortalecimiento del MAT
OBJETIVOS ESPECIFICOS:	Mediante la Descentralización Noticiosa, Ampliar la Capacidad Comunicaciónal del Ministerio en todo el Territorio Nacional, a fin de Propiciar el Desarrollo Endógeno de la Información Agrícola
RESULTADO:	Constitución de cada UEMAT de un Equipo Técnico de Comunicación Agrícola. Creación de la Red Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	861.120.000				861.120.000
4.02	Materiales, Suministros y Mercancías	342.444.000				342.444.000
4.03	Servicios no Personales	1.879.436.000				1.879.436.000
4.04	Activos Reales	960.042.400				960.042.400
	TOTAL	4.043.042.400				4.043.042.400

PROYECTO: Proyecto de Recolección de Semilla Forestal

UNIDAD DE MEDIDA: Kilogramo

CANTIDAD 17.284

ASIGNACIÓN PRESUPUESTARIA: 132.000.000

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Promover el Plan Nacional de Semillas y Semovientes

OBJETIVOS ESPECIFICOS: Implementar un Proceso de Recolección de Semillas Forestales

RESULTADO: Semillas Forestales Disponibles para el Suministro de los Productores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	62.000.000				62.000.000
4.02	Materiales, Suministros y Mercancías	56.000.000				56.000.000
4.03	Servicios no Personales	10.000.000				10.000.000
4.04	Activos Reales	4.000.000				4.000.000
	TOTAL	132.000.000				132.000.000

PROYECTO:	Encuestas de Granjas Porcinas Especializadas
UNIDAD DE MEDIDA:	Formulario
CANTIDAD	1.500
ASIGNACIÓN PRESUPUESTARIA:	12.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Diseño, Ejecución y Seguimiento del Plan Nacional de Siembra
OBJETIVOS ESPECIFICOS:	Conocer la Producción Porcina en Granjas Especializadas
RESULTADO:	Información Estadística Porcina Confiable

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	10.000.008				10.000.008
4.02	Materiales, Suministros y Mercancías	999.992				999.992
4.03	Servicios no Personales	1.000.000				1.000.000
	TOTAL	12.000.000				12.000.000

PROYECTO: Encuestas de Granjas Avícolas Especializadas

UNIDAD DE MEDIDA: Formulario

CANTIDAD 1.500

ASIGNACIÓN PRESUPUESTARIA: 12.000.000

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Diseño, Ejecución y Seguimiento del Plan Nacional de Siembra y Producción

OBJETIVOS ESPECIFICOS: Conocer la Producción Avícola en Granjas Especializadas

RESULTADO: Información Estadística Avícola Disponible

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	10.000.008				10.000.008
4.02	Materiales, Suministros y Mercancías	999.992				999.992
4.03	Servicios no Personales	1.000.000				1.000.000
	TOTAL.	12.000.000				12.000.000

PROYECTO:	Evaluación de Suelos Agrícolas y Propuesta de Creación del Programa Nacional de Suelos
UNIDAD DE MEDIDA:	Hectárea
CANTIDAD	1.200.000
ASIGNACIÓN PRESUPUESTARIA:	3.000.000.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Promover el Manejo Integrado de Cuencas Hidrográficas y Suelos
OBJETIVOS ESPECIFICOS:	Establecer una Estructura que Ejecute los Estudios de Suelos a Nivel Nacional Detallado y Semi Detallado Requeridos por la Explotación Agrícola Actual, a la Vez que Establezca el Sistema de Control del Uso Racional, Protección y Manejo de los Suelos con Vocación Agrícola
RESULTADO:	Establecer el Programa Nacional de Suelos de Venezuela con su Correspondiente Servicio Técnico que Permita el Uso Racional, Protección y Manejo de los Suelos con Vocación Agrícola

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.299.600.000				1.299.600.000
4.02	Materiales, Suministros y Mercancías	159.000.000				159.000.000
4.03	Servicios no Personales	656.975.000				656.975.000
4.04	Activos Reales	884.425.000				884.425.000
	TOTAL	3.000.000.000				3.000.000.000

PROYECTO:	Plan de Jubilaciones Especiales Personal Obrero MAT
UNIDAD DE MEDIDA:	Jubilación
CANTIDAD	662
ASIGNACIÓN PRESUPUESTARIA:	14.420.005.632
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Fortalecimiento Institucional del MAT
OBJETIVOS ESPECIFICOS:	Cumplir con la Normativa Legal (Ley de Estatuto sobre el Régimen de Jubilación y Pensiones Artículo 6)
RESULTADO:	Obreros Percibiendo el Beneficio de la Jubilación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	14.420.005.632				14.420.005.632
	TOTAL	**14.420.005.632**				**14.420.005.632**

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	132.951.506.770				132.951.506.770
4.03	Servicios no Personales	287.453.888				287.453.888
	TOTAL	133.238.960.658				133.238.960.658

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	4.393.636.763				4.393.636.763
4.03	Servicios no Personales	16.332.222.861				16.332.222.861
4.04	Activos Reales	5.374.561.595				5.374.561.595
4.07	Transferencias y Donaciones	133.325.400.000				133.325.400.000
4.11	Disminución de Pasivos	3.421.156.314				3.421.156.314
	TOTAL	162.846.977.533				162.846.977.533

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	132.305.400.000				132.305.400.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	132.305.400.000				132.305.400.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	132.305.400.000				132.305.400.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	122.757.300.000				122.757.300.000
	- A0070 Procuraduría Agraria Nacional (PAN)	7.390.700.000				7.390.700.000
	- A0078 Servicio Autónomo de Sanidad Agropecuaria (SASA)	20.171.900.000				20.171.900.000
	- A0844 Instituto Nacional de la Pesca y Acuicultura (INAPESCA)	8.645.500.000				8.645.500.000
	- A0933 Instituto Nacional de Desarrollo Rural (INDER)	16.326.700.000				16.326.700.000
	- A0934 Corporación Venezolana Agraria (CVA)	18.946.000.000				18.946.000.000
	- A0935 Instituto Nacional de Tierras (INTI)	51.276.500.000				51.276.500.000
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales no Petroleros	9.548.100.000				9.548.100.000
	- A0820 Empresa Regional Sistema Hidráulico Planicie de Maracaibo (PLANIMARA)	400.000.000				400.000.000
	- A0845 Complejo Agroindustrial Azucarero Ezequiel Zamora, S.A. (CAAEZ)	9.148.100.000				9.148.100.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	64.669.961.809				64.669.961.809
	TOTAL	64.669.961.809				64.669.961.809

Ministerio de
Educación Superior

MINISTERIO DE EDUCACIÓN SUPERIOR

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio de Educación Superior es el ente rector del sistema Educativo del nivel, está conformado por instituciones orientadas a la producción y transmisión del conocimiento para la formación del talento humano, en función de los requerimientos de desarrollo del país. Le corresponde asesorar, formular y ejecutar políticas planes y proyectos con la finalidad de alcanzar la calidad, equidad y pertinencia de la Educación Superior en la búsqueda permanente de la excelencia.

En el marco legal institucional mediante el Decreto N° 3.444 de fecha 27-01-2005, publicado en Gaceta Oficial Extraordinaria de la República Bolivariana de Venezuela N° 5.758, se precisan las competencias del Ministerio de Educación Superior:

- La regulación, formulación y seguimiento de políticas, la planificación y realización de las actividades del Ejecutivo Nacional en materia de educación superior, lo cual comprende la orientación, programación, desarrollo, promoción, coordinación, supervisión, control y evaluación del sistema educacional en ese nivel.
- Realizar y mantener actualizados los estudios pertinentes para determinar las necesidades de formación profesional e intelectual permanente para el desarrollo del país.
- Definir y coordinar el proceso de formulación, ejecución, seguimiento, evaluación y redireccionamiento de las políticas dirigidas a la formación profesional e intelectual de jóvenes y adultos, con los diferentes actores sociales involucrados.
- Coordinar el proceso de organización del sistema de educación superior, como el conjunto de instituciones que con criterios de calidad y equidad, forman, actualizan y desarrollan el talento humano para la generación de conocimiento, la investigación, la innovación y el desarrollo tecnológico que el país requiere.
- Diseñar y mantener actualizado el Sistema Nacional de Información sobre la oferta y demanda en el sistema de educación superior.
- Coordinar con el Ministerio de Ciencia y Tecnología y con el sector privado, el diseño de proyectos de investigación sobre el proceso de transformación que requiere el país.
- Evaluar permanentemente la adecuación del sistema de educación superior a las necesidades de desarrollo del país.
- Coordinar con los sectores productores de bienes y servicios, la adecuación de la oferta de empleo a la cantidad y calificación de los egresados del sistema de educación superior.
- Determinar la creación de áreas prioritarias para la formación profesional.
- Establecer los criterios para la creación de nuevas universidades, institutos universitarios de tecnología, colegios universitarios, politécnicos y otros entes de educación superior.
- Coordinar con las instituciones de educación superior todo lo relacionado con las políticas, criterios y mecanismos para el ingreso a ese nivel.

- Refrendar los títulos expedidos por los institutos universitarios, institutos politécnicos, colegios universitarios y universidades privadas, y los otorgados por los países firmantes de los convenios de cooperación internacional. Las demás que le atribuyan las leyes y otros actos normativos.

La política presupuestaria, es dirigida a desarrollar el asesoramiento, formulación, ejecución, evaluación e impacto de políticas, planes y proyectos que permitan el mejoramiento de la calidad, equidad y la pertinencia social de la educación superior; todo ello enmarcado dentro del Plan de Desarrollo Económico y Social de la Nación 2001-2007, por ello vinculan los lineamientos estratégicos establecidos por el Ejecutivo Nacional en el Plan Operativo Anual 2006, con una formulación presupuestaria acorde y dirigida a desarrollar la búsqueda permanente de la excelencia académica mediante acciones destinadas al logro de:

- La universalización al derecho de la Educación Superior.
- Asegurar la excelencia académica de las instituciones de educación superior frente a los retos de desarrollo del país.
- La dotación y la creación de infraestructura de espacios educativos.

Durante el presente año fortalecerá la capacidad supervisora y reguladora de las instituciones del Estado, mediante la implantación del sistema de evaluación y acreditación de las instituciones de educación superior y del establecimiento del proceso de evaluación de la gestión financiera, buscando ampliar la cobertura de las instituciones de educación superior a través de la creación de nuevas instituciones, apertura de extensiones y programas académicos, con el propósito de extender oportunidades de estudio a la población de menores recursos ubicados en distintas regiones del país y todo lo desplegado solo es parte de la decidida confluencia de esfuerzo técnico y de voluntad emprendido para alcanzar la directriz estratégica que orienta a los planes y proyectos para:

- Garantizar la equidad en el acceso y mejorar el desempeño estudiantil para una educación superior de calidad con pertinencia social.
- Mejorar la calidad de la educación superior en el cumplimiento de sus funciones fundamentales: docencia, investigación y extensión.

Los objetivos de la política presupuestaria se pueden resumir de la siguiente manera:

- Lograr una mayor pertinencia social para que las funciones, actividades y proyectos de las instituciones de educación superior satisfagan las demandas de la sociedad.
- Mejorar la equidad en el acceso y el desempeño para que todos los aspirantes calificados tengan iguales condiciones en el ingreso y el desempeño de una educación superior de calidad.
- Optimizar la eficiencia en la gestión, a fin de asegurar un financiamiento apropiado y el uso racional de los recursos asignados.
- Fortalecer el sistema de educación superior para que se consolide el papel rector del MES y se asegure la articulación entre las diferentes instancias e instituciones del sector.

Para responder al mandato constitucional que garantice el ingreso y prosecución al subsistema de educación superior de los bachilleres sin cupo graduados a partir de 1990, se creo el proyecto denominado "MISIÓN SUCRE" para erradicar la exclusión educativa y social que está marcada, entre otras características, por el desigual acceso a los mecanismos de selección instrumentados por las diferentes instituciones de educación superior.

Este Proyecto promueve una formación transformadora, crítica, analítica, creativa, en donde la equidad y la solidaridad orienten procesos novedosos y además la construcción de una nueva concepción del ejercicio de la ciudadanía, en donde el país y sus problemas sean prioridad y guía de la generación y transmisión de los conocimientos. Para lograr el resultado esperado hay que impulsar los objetivos que se persiguen en la "MISIÓN SUCRE", a saber:

- Facilitar la incorporación y prosecución de estudios superiores de todos los bachilleres que a pesar de sus legítimas aspiraciones y plenos derechos, no han sido admitidos o admitidas en ninguna institución de educación superior oficial e incrementar el nivel educativo de la población venezolana.
- Promover la reflexión, discusión, concepción e implantación de un nuevo modelo educativo universitario, con base en los imperativos de la democracia participativa y protagónica, el diálogo con los actores involucrados teniendo como referencia fundamental el proceso histórico, social, político y económico que vivimos.

En este sentido, se desarrollarán las siguientes acciones:

- Masificar el acceso a la educación superior de todos los bachilleres sin cupo.
- Expandir la matrícula en las instituciones de educación superior y generar nuevos espacios y modalidades de estudio no convencionales.
- Articular la Misión Sucre con las instituciones públicas y/o privadas que puedan cooperar de manera sustantiva en el desarrollo del programa, con el voluntariado universitario, juventud productiva, todas las manos a la siembra y también vincular esta misión con otros programas sociales, como la Misión Robinson, Misión Ribas, Barrio Adentro.
- Propiciar la creación de una red institucional que brinde servicios de apoyo a los participantes.
- Desarrollar ejes académicos que contribuyan a la adquisición de competencias laborales asociadas al desarrollo endógeno y sostenible.
- Desarrollar e innovar los contenidos programáticos, estrategias metodológicas y recursos para el aprendizaje que brinden apoyo académico a la medida de las necesidades y características de los participantes, a través de acreditación de experiencias, educación a distancia y educación virtual, lo que implica combinar adecuadamente la modalidad presencial, semipresencial y a distancia, empleando diversas estrategias y recursos para el aprendizaje, tales como la lectura dirigida, proyectos investigativos y la solución de problemas apoyados en la didáctica investigativa que se basa en el trabajo productivo, la vinculación con el medio ambiente, el empleo de medios audiovisuales, tele conferencias, videos, programas radiofónicos, Internet, etc.
- Desarrollar estrategias de transformación del sistema de educación superior que impacten en lo regional y lo local.
- Lograr desplegar el esfuerzo conjunto de ministerios, gobernaciones, alcaldías y organizaciones comunales en función de alcanzar la incorporación y permanencia en el sistema educativo de los bachilleres excluidos.
- Continuar la creación de las Aldeas Universitarias de manera de atender una matrícula de 1.016.654 estudiantes de la MISION SUCRE.
- Otorgar Becas a 130.000 bachilleres de la MISION SUCRE.

Metas a lograr durante el año 2006:

- Construir 50 aldeas universitarias.
- Habilitar 3.000 espacios (aulas) aptos para la actividad académica en todo el territorio nacional, para la incorporación de 500.000 nuevos bachilleres sin cupo al Programa de Iniciación Universitaria (PIU).

La consolidación de la Universidad Bolivariana de Venezuela permitirá su expansión a otras regiones del país mediante el logro de sus objetivos entre los cuales destacan:

- Lograr la participación amplia, democrática y responsable de la comunidad universitaria en las deliberaciones, decisiones y proyectos institucionales.
- Lograr la calidad y pertinencia de sus programas de formación y producción de conocimientos y de producción social.
- Crear condiciones institucionales de igualdad para el acceso y el desempeño estudiantil.
- Formar profesionales con pertinencia social, de pensamiento estratégico, capaces de entender las lógicas sociales y emprender procesos de transformaciones de su entorno.
- Formar profesionales con sentido crítico, impulsores de valores ciudadanos para mantener sistemas relacionados con un modelo donde la cultura de la paz, de la negociación, del diálogo se impongan como fundamentos del desarrollo democrático.

En cuanto a la ampliación de la oferta académica de las Instituciones de Educación Superior (IES), se prevé la creación de núcleos y extensiones de la Universidad Bolivariana de Venezuela (UBV), Universidad Nacional Experimental Marítima y del Caribe (UNEMC) y la Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA).

Bajo la nueva metodología presupuestaria, se han formulado diversos proyectos que persiguen la inclusión en la Educación Superior a sectores de la población históricamente excluidos, entre los objetivos que persiguen los proyectos formulados por el Ministerio se encuentran:

- Elevar la calidad académica de las instituciones de educación superior a través de la planificación adecuada de la oferta académica.
- Seguimiento y evaluación de los programas de formación para garantizar el acceso universal y en condiciones de igualdad a la educación superior.
- Garantizar el acceso de la población desasistida a través de una oferta académica de calidad y pertinencia.
- Controlar y registra el desarrollo académico de las instituciones de educación superior para garantizar el acceso a una educación de calidad y equitativa.
- Garantizar las condiciones óptimas y pertinentes de las instituciones de educación superior para el mejor desempeño del trabajo académico.
- Promover la participación estudiantil como uno de los ejes fundamentales de la experiencia estudiantil universitaria y la formación de ciudadanía.
- Garantizar la calidad de vida de la población estudiantil como uno de las preocupaciones principales del estado docente.
- Acelerar la creación de la nueva institucionalidad del estado, más ágil y eficiente.

- Fortalecimiento, evaluación y seguimiento de los acuerdos, declaraciones y compromisos adquiridos por Venezuela en diversas instancias multilaterales para garantizar el disfrute del derecho a la educación superior de forma universal y equitativa.
- Articular y optimizar la nueva estrategia comunicacional del MES y la Misión Sucre en pro de una nueva visión de la educación superior universal, de calidad y equitativa.
- Crear una estructura de funcionamiento adecuada con un personal capacitado para atender las necesidades internas en materia de planificación y presupuesto
- Garantizar el disfrute de los derechos sociales a la población estudiantil de forma universal y equitativa.
- Fortalecer el intercambio, seguimiento y evaluación de los convenios suscritos y por suscribirse con otros países en pro de la universalización del derecho a la educación de calidad.
- Promoción y fortalecimiento de los intercambios bilaterales en materia de educación superior universal y equitativa.
- Seguimiento y evaluación de las políticas y proyectos definidos por el MES para garantizar la inclusión social en la educación superior.
- Incentivar la conformación de un sistema de control interno adecuado al funcionamiento del MES y sus entes adscritos para alcanzar el fortalecimiento institucional y la transparencia en la gestión.
- Fortalecer la institucionalidad educativa para la consolidación del sistema de educación superior.
- Incrementar la eficiencia y la calidad del trabajo mediante la capacitación y actualización del personal.
- Dotación de las redes de bibliotecas, promoción de la extensión y la investigación para garantizar una educación superior de calidad y universal.

El eje central de la política educativa y en particular de la educación superior es calidad y equidad con pertinencia social, en ese sentido, se han definido los siguientes sub-componentes que se describen a continuación:

Sistema para la Asignación, Distribución, Seguimiento y Control Presupuestario

A través de este sistema se determinará técnicamente los recursos necesarios para un funcionamiento cabal de las universidades.

Dotación de Bibliotecas y Creación de Salas de Computación con Acceso a Internet

Automatizar y dotar las bibliotecas con la finalidad de asegurar una dotación básica de los recursos bibliográficos y asegurar las condiciones mínimas que garanticen la prestación de servicios de calidad, así como crear el medio propicio que permita, en el ámbito académico, el manejo de las herramientas básicas de computación y el uso de internet principalmente por los estudiantes de bajos recursos para garantizar la equidad en la prosecución.

Modificación del Sistema Nacional de Admisión de Educación Superior

Tiene como finalidad elevar el número de estudiantes asignados a las universidades a través del Sistema Nacional de Admisión en la Educación Superior, mejorando la predictibilidad de las pruebas de admisión (nacional y especiales) en atención a criterios de equidad social.

Con el propósito de garantizar la permanencia y el desempeño estudiantil el Ministerio de Educación Superior asigna presupuesto mediante Transferencias a las Fundaciones: Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES) y la Gran Mariscal de Ayacucho (FUNDAYACUCHO).

La Fundación para la Asistencia Médica Hospitalaria para Estudiantes de Educación Superior del Sector Oficial (FAMES), consolidará la política de atención médica de hospitalización, cirugía y maternidad, así como el desarrollo de una cultura preventiva en los estudiantes de Educación Superior. En este sentido, se tomará en cuenta la creación de nuevas instituciones universitarias, así como el incremento de la matrícula estudiantil.

La Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO) es una institución de intermediación financiera la cual da especial énfasis al fortalecimiento y ampliación del crédito educativo, contribuye con la capacitación del talento humano de excelencia en las áreas técnicas y científicas necesarias para el desarrollo del país.

En cumplimiento de la política de desempeño estudiantil, el MES asigna a las Instituciones de Educación Superior privadas, subsidios para atender programas de apoyo estudiantil, proyectos de investigación y otras necesidades prioritarias del sector.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod.	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
350007000	Simplificación de trámites y procesos administrativos, sus unidades, dependencias y entes adscritos para procesar las solicitudes y denuncias de los interesados	Proceso	65	300.000.000			300.000.000
350008000	Convenios de cooperación regional multilateral	Servicio	9	222.323.901			222.323.901
350009000	Seguimiento del convenio integral cuba-Venezuela. componente educación superior	Convenio de Cooperación	11	169.921.482			169.921.482
350011000	Gestión con efectividad	Desarrollo Soc. Organizada	1	1.180.660.705			1.180.660.705

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod.	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
350012000	Mejoramiento de la infraestructura y dotación tecnológica del MES-IES	Institución	52	3.209.571.153			3.209.571.153
350013000	Plan de fortalecimiento de imagen del MES	Promoción	18.189	3.263.101.510			3.263.101.510
350014000	Capacitación integral del talento humano del MES	Persona Adiestrada	150	15.790.000.000			15.790.000.000
350015000	Implantación de un sistema nacional integral e integrado de carrera administrativa	Sistema	1	432.800.000			432.800.000
350016000	Asistencia y asesoría jurídica	Dictamen	1.307	300.000.000			300.000.000
350017000	Extensión, investigación y mejoramiento de biblioteca e infraestructura de universidades	Unidad	1.025	11.183.724.555			11.183.724.555
350018000	Sistema nacional de planificación académica	Red Social	8	2.046.189.419			2.046.189.419
350019000	Control, registro y seguimiento del desarrollo institucional de IES oficiales y privadas	Sistema	1	673.299.998			673.299.998
350020000	Seguimiento y evaluación de los convenios de cooperación bilateral	Convenio	67	476.307.477			476.307.477
350021000	Seguimiento y evaluación de políticas públicas	Dictamen	1.307	753.160.501			753.160.501
350022000	Creación de institutos y colegios universitarios oficiales y privados	Institución	10	163.188.986			163.188.986
350023000	Transferencias para financiar los proyectos del Colegio Universitario Francisco de Miranda	Bolívares	13.018.700.000	13.018.700.000			13.018.700.000
350024000	Fortalecimiento del sistema de control interno del Ministerio de Educación Superior y Entes Adscritos	Proceso Administrado	15	1.000.000.000			1.000.000.000
350025000	Transferencias para financiar los proyectos de la Universidad del Zulia (LUZ)	Bolívares	224.062.326.872	224.062.326.872			224.062.326.872
350026000	Transferencias para financiar los proyectos del Colegio Universitario de Caracas	Bolívares	15.831.341.348	15.831.341.348			15.831.341.348
350027000	Transferencias para financiar los proyectos del Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	Bolívares	6.612.100.000	6.612.100.000			6.612.100.000
350028000	Evaluación del impacto social de los programas de formación en educación superior	Comunidad	40	3.020.000.000			3.020.000.000

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod.	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
350029000	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	Bolívares	51.890.175.377	51.890.175.377			51.890.175.377
350030000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Yaracuy	Bolívares	7.747.800.000	7.747.800.000			7.747.800.000
350031000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Puerto Cabello	Bolívares	12.395.600.000	12.395.600.000			12.395.600.000
350033000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Valencia	Bolívares	10.175.124.807	10.175.124.807			10.175.124.807
350034000	Transferencias para financiar los proyectos del Colegio Universitario Cecilio Acosta de los Teques	Bolívares	12.005.250.000	12.005.250.000			12.005.250.000
350035000	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	Bolívares	23.082.878.867	23.082.878.867			23.082.878.867
350036000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	Bolívares	18.167.800.000	18.167.800.000			18.167.800.000
350037000	Transferencias para financiar los proyectos de la Universidad de Oriente (UDO)	Bolívares	167.128.942.026	167.128.942.026			167.128.942.026
350039000	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	Bolívares	16.472.309.715	16.472.309.715			16.472.309.715
350040000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología Alonso Gamero, Coro	Bolívares	17.335.900.000	17.335.900.000			17.335.900.000
350041000	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Marítima del Caribe (UNEMC)	Bolívares	9.345.300.000	9.345.300.000			9.345.300.000
350042000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología Agroindustrial Región Los Andes	Bolívares	14.282.200.000	14.282.200.000			14.282.200.000
350043000	Transferencias para financiar los proyectos de la Universidad de Los Andes (ULA)	Bolívares	189.678.874.723	189.678.874.723			189.678.874.723

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod.	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
350044000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología del Estado Trujillo	Bolívares	18.054.800.000	18.054.800.000			18.054.800.000
350046000	Transferencias para financiar los proyectos de la Universidad Nacional Experimental de Los Llanos Centrales Rómulo Gallegos (UNERG)	Bolívares	37.860.483.293	37.860.483.293			37.860.483.293
350047000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre	Bolívares	23.640.600.000	23.640.600.000			23.640.600.000
350048000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Maracaibo	Bolívares	16.586.400.000	16.586.400.000			16.586.400.000
350049000	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Rafael María Baralt (UNERMB)	Bolívares	32.173.578.226	32.173.578.226			32.173.578.226
350050000	Transferencias para financiar los proyectos del Instituto Universitario Experimental de Tecnología de la Victoria	Bolívares	12.167.600.000	12.167.600.000			12.167.600.000
350051000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Ejido	Bolívares	11.351.500.000	11.351.500.000			11.351.500.000
350052000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología del Estado Bolívar	Bolívares	6.920.500.000	6.920.500.000			6.920.500.000
350053000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de la Fría	Bolívares	2.214.800.000	2.214.800.000			2.214.800.000
350054000	Transferencias para financiar los proyectos de la Universidad Bolivariana de Venezuela (UBV)	Bolívares	74.673.201.991	74.673.201.991			74.673.201.991
350055000	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Simón Bolívar (USB)	Bolívares	81.631.677.253	81.631.677.253			81.631.677.253
350056000	Transferencias para financiar los proyectos de la Universidad Nacional Abierta (UNA)	Bolívares	45.394.508.843	45.394.508.843			45.394.508.843
350057000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Cabimas	Bolívares	18.005.600.000	18.005.600.000			18.005.600.000

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod.	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
350058000	Transferencias para financiar los proyectos a la Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)	Bolívares	1.370.500.000	1.370.500.000			1.370.500.000
350059000	Transferencias para financiar los proyectos de la Universidad Nacional Experimental de Guayana (UNEG)	Bolívares	28.077.040.400	28.077.040.400			28.077.040.400
350060000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología del Estado Portuguesa	Bolívares	12.400.900.000	12.400.900.000			12.400.900.000
350061000	Transferencias para financiar los proyectos de la Universidad Centroccidental Lisandro Alvarado (UCLA)	Bolívares	87.818.579.185	87.818.579.185			87.818.579.185
350062000	Transferencias para financiar los proyectos de la Universidad Pedagógica Experimental Libertador (UPEL)	Bolívares	159.704.057.994	159.704.057.994			159.704.057.994
350063000	Transferencias para financiar los proyectos de la Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	Bolívares	49.954.200.000	49.954.200.000			49.954.200.000
350064000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Cumaná	Bolívares	15.672.615.246	15.672.615.246			15.672.615.246
350065000	Transferencias para financiar los proyectos de la Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	Bolívares	45.969.900.000	45.969.900.000			45.969.900.000
350066000	Transferencias para financiar los proyectos de la Universidad Nacional Experimental del Táchira (UNET)	Bolívares	30.324.409.900	30.324.409.900			30.324.409.900
350067000	Transferencias para financiar los proyectos de la Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser"	Bolívares	3.923.700.000	3.923.700.000			3.923.700.000
350068000	Transferencias para financiar los proyectos de la Universidad Central de Venezuela (UCV)	Bolívares	251.285.300.552	251.285.300.552			251.285.300.552
350070000	Transferencias para financiar los proyectos de la Fundación Misión Sucre	Bolívares	340.644.700.000	340.644.700.000			340.644.700.000

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod.	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
350071000	Transferencias para financiar los proyectos de la Universidad de Carabobo (UC)	Bolívares	121.607.756.926	121.607.756.926			121.607.756.926
350072000	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Simón Rodríguez (UNESR)	Bolívares	70.197.136.713	70.197.136.713			70.197.136.713
350073000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	Bolívares	8.692.100.000	8.692.100.000			8.692.100.000
350074000	Transferencias para financiar los proyectos del Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	Bolívares	2.103.931.282.000	2.103.931.282.000			2.103.931.282.000
350075000	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Francisco de Miranda (UNEFM)	Bolívares	43.808.475.122	43.808.475.122			43.808.475.122
350076000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	Bolívares	7.089.310.365	7.089.310.365			7.089.310.365
350077000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Caripito	Bolívares	6.811.600.000	6.811.600.000			6.811.600.000
350078000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano	Bolívares	13.786.400.000	13.786.400.000			13.786.400.000
350079000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología del Estado Apure	Bolívares	3.861.455.530	3.861.455.530			3.861.455.530
350080000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología Andrés Eloy Blanco-Barquisimeto	Bolívares	18.159.400.000	18.159.400.000			18.159.400.000
350081000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología del Estado Barinas	Bolívares	4.803.000.000	4.803.000.000			4.803.000.000
350082000	Modernización de la Educación Técnica y Universitaria	Equipo	2.500		51.288.931.126		51.288.931.126
350083000	Promoción de la participación y la organización estudiantil	Bolívares	1.197.848.458	1.197.848.458			1.197.848.458

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod.	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
350084000	Oficina de atención al estudiante y defensoría estudiantil	Centro Educativo	27	1.123.557.011			1.123.557.011
350085000	Dotar a las instituciones de educación superior para contribuir a mejorar la calidad y el desempeño académico, coadyuvando al desarrollo de la Misión Sucre	Bolívares	95.882.446	95.882.446			95.882.446
350086000	Educación superior sin exclusiones	Jornada	130	2.562.813.219			2.562.813.219
350087000	Mejoramiento de la calidad de vida	Estudiante	29	617.568.610			617.568.610
350088000	Integración local de servicios estudiantiles bajo régimen de cogestión	Servicio	51	2.586.348.548			2.586.348.548
350089000	Servicio social integral de transporte para estudiante de educación superior a nivel nacional	Institución	148	1.696.832.021			1.696.832.021
350090000	Transferencias para financiar los proyectos del Instituto Universitario de Barlovento	Bolívares	5.480.469.358	5.480.469.358			5.480.469.358
350091000	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de los Llanos	Bolívares	12.527.800.000	12.527.800.000			12.527.800.000
350092000	Transferencias para financiar los proyectos de la Universidad Nacional Experimental del Yaracuy (UNEY)	Bolívares	7.914.700.001	7.914.700.001			7.914.700.001
TOTAL				4.699.789.762.633	51.288.931.126		4.751.078.693.759

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
350001000	Dirección y Coordinación de los Gastos de los Trabajadores	9.913.539.540			9.913.539.540
350002000	Gestión Administrativa	2.235.611.297.827			2.235.611.297.827
	TOTAL	2.245.524.837.367			2.245.524.837.367

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	321	3.248.116.572
- Directivo	23	352.248.864
- Profesional y Técnico	200	2.331.237.576
- Personal Administrativo	30	228.721.680
- Obrero	68	335.908.452
Personal Contratado	138	1.656.152.745
- Directivo	10	240.000.000
- Profesional y Técnico	92	1.180.634.745
- Personal Administrativo	21	151.050.000
- Obrero	15	84.468.000
TOTAL	459	4.904.269.317

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	37.000.000.000			37.000.000.000
4.02	Materiales, suministros y mercancías	2.651.365.785			2.651.365.785
4.03	Servicios no personales	14.168.067.306			14.168.067.306
4.04	Activos reales	10.159.206.449	51.288.931.126		61.448.137.575
4.07	Transferencias y donaciones	6.881.335.960.460			6.881.335.960.460
	TOTAL	6.945.314.600.000	51.288.931.126		6.996.603.531.126

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	6.848.326.157.489			6.848.326.157.489
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.848.326.157.489			6.848.326.157.489
4.07.01.03.00	Transferencias corrientes internas al sector público	6.848.326.157.489			6.848.326.157.489
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	6.848.326.157.489			6.848.326.157.489
	- A0006 Colegio Universitario Francisco de Miranda	24.486.700.000			24.486.700.000
	- A0007 Colegio Universitario de Caracas	29.135.200.000			29.135.200.000
	- A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	11.392.900.000			11.392.900.000
	- A0009 Colegio Universitario Cecilio Acosta, de Los Teques	24.567.600.000			24.567.600.000
	- A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	2.121.980.182.000			2.121.980.182.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0026 Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano	23.429.900.000			23.429.900.000
	- A0027 Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco-Barquisimeto	31.986.900.000			31.986.900.000
	- A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	26.951.000.000			26.951.000.000
	- A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro	30.934.100.000			30.934.100.000
	- A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes	30.158.900.000			30.158.900.000
	- A0032 Instituto Universitario de Tecnología de los Llanos	20.756.700.000			20.756.700.000
	- A0033 Instituto Universitario de Tecnología de Maracaibo	36.572.900.000			36.572.900.000
	- A0034 Instituto Universitario de Tecnología de Ejido	19.026.200.000			19.026.200.000
	- A0035 Instituto Universitario de Tecnología de Yaracuy	18.547.100.000			18.547.100.000
	- A0036 Instituto Universitario de Tecnología de Puerto Cabello	17.326.000.000			17.326.000.000
	- A0038 Instituto Universitario de Tecnología de Valencia	19.433.800.000			19.433.800.000
	- A0039 Instituto Universitario de Tecnología del Estado Trujillo	25.921.100.000			25.921.100.000
	- A0040 Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre	26.911.800.000			26.911.800.000
	- A0041 Instituto Universitario Experimental de Tecnología de La Victoria	19.175.800.000			19.175.800.000
	- A0042 Instituto Universitario de Tecnología de Cabimas	31.417.100.000			31.417.100.000
	- A0043 Instituto Universitario de Tecnología del Estado Portuguesa	19.205.100.000			19.205.100.000
	- A0045 Instituto Universitario de Tecnología de Cumaná	22.483.200.000			22.483.200.000
	- A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	11.419.400.000			11.419.400.000
	- A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	15.083.700.000			15.083.700.000
	- A0058 Instituto Universitario de Barlovento	8.864.157.489			8.864.157.489
	- A0060 Instituto Universitario de Tecnología de Caripito	14.894.600.000			14.894.600.000
	- A0080 Universidad del Zulia (LUZ)	432.406.100.000			432.406.100.000
	- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	114.305.200.000			114.305.200.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0082 Universidad de Oriente (UDO)	342.404.300.000			342.404.300.000
	- A0083 Universidad de Los Andes (ULA)	395.922.700.000			395.922.700.000
	- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	51.351.700.000			51.351.700.000
	- A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)	51.708.800.000			51.708.800.000
	- A0086 Universidad Nacional Experimental Simón Bolívar (USB)	190.843.400.000			190.843.400.000
	- A0087 Universidad Nacional Abierta (UNA)	89.165.300.000			89.165.300.000
	- A0088 Universidad Nacional Experimental de Guayana (UNEG)	48.782.800.000			48.782.800.000
	- A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)	173.105.800.000			173.105.800.000
	- A0090 Universidad Pedagógica Experimental Libertador (UPEL)	329.437.900.000			329.437.900.000
	- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	93.080.400.000			93.080.400.000
	- A0092 Universidad Nacional Experimental del Táchira (UNET)	61.255.900.000			61.255.900.000
	- A0093 Universidad Central de Venezuela (UCV)	577.172.800.000			577.172.800.000
	- A0094 Universidad de Carabobo (UC)	382.073.300.000			382.073.300.000
	- A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)	130.885.700.000			130.885.700.000
	- A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)	75.123.600.000			75.123.600.000
	- A0186 Universidad Nacional Experimental del Yaracuy (UNEY)	13.582.200.000			13.582.200.000
	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	28.772.286.000			28.772.286.000
	- A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	22.781.700.000			22.781.700.000
	- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)	2.527.600.000			2.527.600.000
	- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	63.407.000.000			63.407.000.000
	- A0366 Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser"	5.471.000.000			5.471.000.000
	- A0415 Fundación Misión Sucre	347.307.700.000			347.307.700.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)	17.788.900.000			17.788.900.000
	- A0923 Instituto Universitario de Tecnología del Estado Apure	5.071.300.000			5.071.300.000
	- A0924 Instituto Universitario de Tecnología del Estado Barinas	5.350.000.000			5.350.000.000
	- A0925 Instituto Universitario de Tecnología del Estado Bolívar	7.506.700.000			7.506.700.000
	- A0942 Universidad Bolivariana de Venezuela (UBV)	104.993.832.000			104.993.832.000
	- A0946 Instituto Universitario de Tecnología La Fría	2.678.200.000			2.678.200.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	31.719.779.971			31.719.779.971
4.07.01.00.00	Transferencias y donaciones corrientes internas	31.719.779.971			31.719.779.971
4.07.01.01.00	Transferencias corrientes internas al sector privado	31.719.779.971			31.719.779.971
4.07.01.01.70	Subsidios educacionales al sector privado	23.274.329.971			23.274.329.971
	- S0397 Fe y Alegría - Instituto Universitario Jesús Obrero	8.246.525.115			8.246.525.115
	- S0622 Fundación La Salle de Ciencias Naturales	14.920.804.856			14.920.804.856
	- S0820 Instituto Universitario Tecnológico de Seguridad Industrial (IUTSI)	87.000.000			87.000.000
	- S1508 Instituto Universitario de la Audición y el Lenguaje	20.000.000			20.000.000
4.07.01.01.71	Subsidios a universidades privadas	2.873.250.000			2.873.250.000
	- S0818 Universidad Santa Rosa	15.000.000			15.000.000

RELACIÓN DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S0978 Universidad Andina Simón Bolívar	544.250.000			544.250.000
	- S0979 Universidad Católica Andrés Bello	964.000.000			964.000.000
	- S0980 Universidad Católica del Táchira	1.200.000.000			1.200.000.000
	- S0981 Universidad Cecilio Acosta	100.000.000			100.000.000
	- S0990 Universidad Rafael Urdaneta	50.000.000			50.000.000
4.07.01.01.99	Otras Transferencias corrientes internas al sector privado	5.572.200.000			5.572.200.000
	- S0109 Asociación para el Progreso de la Investigación Universitaria (APIU)	2.000.000			2.000.000
	- S1507 Programa de Apoyo Económico Financiero Estudiantil	5.570.200.000			5.570.200.000

RELACIÓN DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	1.290.023.000			1.290.023.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	1.290.023.000			1.290.023.000
4.07.02.01.00	Transferencias corrientes al exterior	1.290.023.000			1.290.023.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	1.290.023.000			1.290.023.000
	- I0018 Centro Latinoamericano de la Física (CLAF)	22.252.000			22.252.000
	- I0038 Federación Panamericana de Facultades de Escuela de Medicina (FEPAFEM)	6.531.000			6.531.000
	- I0161 Universidad Latinoamericana y del Caribe	1.000.000.000			1.000.000.000
	- I0210 Instituto Internacional para la Educación Superior en América Latina y el Caribe - UNESCO - IESAL	261.240.000			261.240.000

PROYECTO: Simplificación de trámites y procesos administrativos, sus unidades, dependencias y entes adscritos para procesar las solicitudes y denuncias de los interesados
UNIDAD DE MEDIDA: Proceso
CANTIDAD: 65
ASIGNACIÓN PRESUPUESTARIA: 300.000.000
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS: Acelerar la creación de la nueva institucionalidad del Estado
RESULTADO: Trámites y procesos administrativos simplificados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	291.715.072				291.715.072
4.02	Materiales, suministros y mercancías	2.834.928				2.834.928
4.03	Servicios no personales	2.750.000				2.750.000
4.04	Activos reales	2.700.000				2.700.000
	TOTAL	300.000.000				300.000.000

PROYECTO:	Convenios de cooperación regional multilateral
UNIDAD DE MEDIDA:	Servicio
CANTIDAD:	9
ASIGNACIÓN PRESUPUESTARIA:	222.323.901
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en el fortalecimiento de la cooperación nacional e internacional
OBJETIVOS ESPECIFICOS:	Fortalecer, evaluar y hacer seguimiento a los acuerdos, declaraciones y compromisos adquiridos por Venezuela en las instancias multilaterales
RESULTADO:	Servicio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	128.546.489				128.546.489
4.02	Materiales, suministros y mercancías	13.051.358				13.051.358
4.03	Servicios no personales	80.726.054				80.726.054
	TOTAL	222.323.901				222.323.901

PROYECTO:	Seguimiento del convenio integral Cuba-Venezuela. Componente educación superior
UNIDAD DE MEDIDA:	Convenio de Cooperación
CANTIDAD:	11
ASIGNACIÓN PRESUPUESTARIA:	169.921.482
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Promover y fortalecer la cooperación nacional e internacional
OBJETIVOS ESPECIFICOS:	Promover y evaluar la ejecución del convenio Cuba-Venezuela
RESULTADO:	Bien o servicio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	98.247.691				98.247.691
4.02	Materiales, suministros y mercancías	23.650.000				23.650.000
4.03	Servicios no personales	48.023.791				48.023.791
	TOTAL	169.921.482				169.921.482

PROYECTO: Gestión con efectividad
UNIDAD DE MEDIDA: Desarrollo Soc. Organizada
CANTIDAD: 1
ASIGNACIÓN PRESUPUESTARIA: 1.180.660.705
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Acelerar la creación de la nueva institucionalidad del estado
OBJETIVOS ESPECIFICOS: Optimizar el funcionamiento de la oficina de planificación, presupuesto y control de gestión (OPPCG)
RESULTADO: Personal capacitado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	662.604.574				662.604.574
4.02	Materiales, suministros y mercancías	56.056.130				56.056.130
4.03	Servicios no personales	388.400.001				388.400.001
4.04	Activos reales	73.600.000				73.600.000
	TOTAL	1.180.660.705				1.180.660.705

PROYECTO:	Mejoramiento de la infraestructura y dotación tecnológica del MES - IES
UNIDAD DE MEDIDA:	Institución
CANTIDAD:	52
ASIGNACIÓN PRESUPUESTARIA:	3.209.571.153
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Atender las demandas de la IES en cuanto a la adquisición y construcción de la infraestructura y la dotación tecnológica
RESULTADO:	Institución atendida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	557.233.721				557.233.721
4.02	Materiales, suministros y mercancías	498.200.000				498.200.000
4.03	Servicios no personales	1.503.782.712				1.503.782.712
4.04	Activos reales	650.354.720				650.354.720
	TOTAL	3.209.571.153				3.209.571.153

PROYECTO:	Plan de fortalecimiento de imagen del MES
UNIDAD DE MEDIDA:	Promoción
CANTIDAD:	18.189
ASIGNACIÓN PRESUPUESTARIA:	3.263.101.510
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Articular y optimizar la nueva estrategia comunicacional
OBJETIVOS ESPECIFICOS:	Difundir la imagen del Ministerio y la Misión sucre
RESULTADO:	Servicio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	459.767.128				459.767.128
4.02	Materiales, suministros y mercancías	141.900.000				141.900.000
4.03	Servicios no personales	2.657.482.872				2.657.482.872
4.04	Activos reales	3.951.510				3.951.510
	TOTAL	3.263.101.510				3.263.101.510

PROYECTO:	Capacitación integral del talento humano del MES
UNIDAD DE MEDIDA:	Persona adiestrada
CANTIDAD:	150
ASIGNACIÓN PRESUPUESTARIA:	15.790.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del estado
OBJETIVOS ESPECIFICOS:	Incrementar la eficiencia del personal mediante la capacitación y actualización del personal
RESULTADO:	Persona adiestrada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	13.724.383.596				13.724.383.596
4.02	Materiales, suministros y mercancías	172.000.000				172.000.000
4.03	Servicios no personales	1.570.616.404				1.570.616.404
4.04	Activos reales	323.000.000				323.000.000
	TOTAL	15.790.000.000				15.790.000.000

PROYECTO:	Implantación de un sistema nacional integral e integrado de carrera administrativa
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	432.800.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Elevar la calidad académica de las instituciones para lograr mayor interrelación de las instituciones con las comunidades del entorno.
OBJETIVOS ESPECIFICOS:	Crear e implantar un sistema de carrera académica unificado para académica superior
RESULTADO:	Servicio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	310.921.928				310.921.928
4.02	Materiales, suministros y mercancías	29.678.072				29.678.072
4.03	Servicios no personales	92.200.000				92.200.000
	TOTAL	432.800.000				432.800.000

PROYECTO:	Asistencia y asesoría jurídica
UNIDAD DE MEDIDA:	Dictamen
CANTIDAD:	1.307
ASIGNACIÓN PRESUPUESTARIA:	300.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Acelerar en la conformación de la nueva estructura social
RESULTADO:	Asesorar y asistencia jurídica al MES

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	291.715.072				291.715.072
4.02	Materiales, suministros y mercancías	2.834.928				2.834.928
4.03	Servicios no personales	2.750.000				2.750.000
4.04	Activos reales	2.700.000				2.700.000
	TOTAL	300.000.000				300.000.000

PROYECTO:	Extensión, investigación y mejoramiento de biblioteca e infraestructura de universidades
UNIDAD DE MEDIDA:	Unidad
CANTIDAD:	1.025
ASIGNACIÓN PRESUPUESTARIA:	11.183.724.555
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Dotación tecnológica de punta y de unidades de transporte para los ICUS y Universidades a nivel nacional
RESULTADO:	Dotaciones de unidades y equipos a los ICUS y Universidades

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.447.423.730				5.447.423.730
4.03	Servicios no personales	803.082.116				803.082.116
4.04	Activos reales	4.933.218.709				4.933.218.709
	TOTAL	11.183.724.555				11.183.724.555

PROYECTO:	Sistema nacional de planificación académica
UNIDAD DE MEDIDA:	Red social
CANTIDAD:	8
ASIGNACIÓN PRESUPUESTARIA:	2.046.189.419
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la contracción del nuevo modelo democrático de participación popular
OBJETIVOS ESPECIFICOS:	Articular territorialmente las IES y los programas académicos de investigación y de vinculación social
RESULTADO:	Bien o servicio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	427.097.811				427.097.811
4.02	Materiales, suministros y mercancías	248.088.909				248.088.909
4.03	Servicios no personales	1.250.602.699				1.250.602.699
4.04	Activos reales	120.400.000				120.400.000
	TOTAL	2.046.189.419				2.046.189.419

PROYECTO:	Control, registro y seguimiento del desarrollo institucional de IES oficiales y privadas
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	673.299.998
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Garantizar la calidad de la institucionalidad del aparato del estado
OBJETIVOS ESPECIFICOS:	Controlar y registrar el desarrollo académico-curricular de las IES oficiales y privadas para garantizar la eficiencia de la educación superior
RESULTADO:	Servicio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	483.696.241				483.696.241
4.02	Materiales, suministros y mercancías	15.605.757				15.605.757
4.03	Servicios no personales	37.722.000				37.722.000
4.04	Activos reales	136.276.000				136.276.000
	TOTAL	673.299.998				673.299.998

PROYECTO:	Seguimiento y evaluación de los convenios de cooperación bilateral
UNIDAD DE MEDIDA:	Convenio
CANTIDAD:	67
ASIGNACIÓN PRESUPUESTARIA:	476.307.477
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Promover y fortalecer la cooperación nacional e internacional
OBJETIVOS ESPECIFICOS:	Fortalecer el intercambio, seguimiento y evaluación de los convenios suscritos
RESULTADO:	Servicio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	275.398.431				275.398.431
4.02	Materiales, suministros y mercancías	9.460.000				9.460.000
4.03	Servicios no personales	191.449.046				191.449.046
	TOTAL	476.307.477				476.307.477

PROYECTO:	Seguimiento y evaluación de políticas públicas
UNIDAD DE MEDIDA:	Dictamen
CANTIDAD:	1.307
ASIGNACIÓN PRESUPUESTARIA:	753.160.501
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Garantizar la equidad en el acceso y mejorar el desarrollo estudiantil para una educación superior de calidad con pertinencia social
OBJETIVOS ESPECIFICOS:	Dar seguimiento y evaluar las políticas y los proyectos estratégicos que ha definido el MES para garantizar la inclusión social en las IES, en los distintos ámbitos territoriales
RESULTADO:	Simplificación de tramites y procesos administrativos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	609.050.109				609.050.109
4.02	Materiales, suministros y mercancías	71.960.000				71.960.000
4.03	Servicios no personales	72.150.392				72.150.392
	TOTAL	753.160.501				753.160.501

PROYECTO:	Creación de institutos y colegios universitarios oficiales y privados
UNIDAD DE MEDIDA:	Institución
CANTIDAD:	10
ASIGNACIÓN PRESUPUESTARIA:	163.188.986
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Crear institutos y colegios universitarios oficiales y privados a fin de garantizar el acceso a la población desasistida a través de una oferta de calidad y pertinencia con las necesidades del país
RESULTADO:	Instituciones creadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	117.234.367				117.234.367
4.02	Materiales, suministros y mercancías	20.800.000				20.800.000
4.03	Servicios no personales	20.300.000				20.300.000
4.04	Activos reales	4.854.619				4.854.619
	TOTAL	**163.188.986**				**163.188.986**

PROYECTO:	Transferencias para financiar los proyectos del Colegio Universitario Francisco de Miranda
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	13.018.700.000
ASIGNACIÓN PRESUPUESTARIA:	13.018.700.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Colegio Universitario Francisco de Miranda para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	13.018.700.000				13.018.700.000
	TOTAL	13.018.700.000				13.018.700.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	13.018.700.000				13.018.700.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	13.018.700.000				13.018.700.000
4.07.01.03.00	Transferencias corrientes internas al sector público	13.018.700.000				13.018.700.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	13.018.700.000				13.018.700.000
4.07.01.03.02	- A0006 Colegio Universitario Francisco de Miranda	13.018.700.000				13.018.700.000

PROYECTO:	Fortalecimiento del sistema de control interno del Ministerio de Educación Superior y Entes Adscritos
UNIDAD DE MEDIDA:	Proceso administrado
CANTIDAD:	15
ASIGNACIÓN PRESUPUESTARIA:	1.000.000.000
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Fortalecer la estructura organizativa del Ministerio de Educación Superior y de los Institutos y Colegios Universitarios en términos de eficiencia, eficacia, economía y calidad
OBJETIVOS ESPECIFICOS:	Promover la conformación de un sistema de control interno orientado a garantizar la eficiencia y eficacia en la estructura organizativa del Ministerio de Educación Superior
RESULTADO:	Recomendaciones y seguimiento dirigido a fortalecer a una estructura administrativa que corresponda a las necesidades y lineamientos del Ministerio de Educación Superior y garanticen el patrimonio público y el adecuado uso de los recursos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	554.413.262				554.413.262
4.02	Materiales, suministros y mercancías	189.000.000				189.000.000
4.03	Servicios no personales	174.586.738				174.586.738
4.04	Activos reales	82.000.000				82.000.000
	Total	**1.000.000.000**				**1.000.000.000**

PROYECTO:	Transferencias para financiar los proyectos de la Universidad del Zulia (LUZ)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	224.062.326.872
ASIGNACIÓN PRESUPUESTARIA:	224.062.326.872
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros a la Universidad del Zulia (LUZ) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	224.062.326.872				224.062.326.872
	TOTAL	224.062.326.872				224.062.326.872

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	224.062.326.872				224.062.326.872
4.07.01.00.00	Transferencias y donaciones corrientes internas	224.062.326.872				224.062.326.872
4.07.01.03.00	Transferencias corrientes internas al sector público	224.062.326.872				224.062.326.872
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	224.062.326.872				224.062.326.872
4.07.01.03.02	- A0080 Universidad del Zulia (LUZ)	224.062.326.872				224.062.326.872

PROYECTO:	Transferencias para financiar los Proyectos del Colegio Universitario de Caracas
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	15.831.341.348
ASIGNACIÓN PRESUPUESTARIA:	15.831.341.348
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Colegio Universitario de Caracas para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	15.831.341.348				15.831.341.348
	Total	15.831.341.348				15.831.341.348

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	15.831.341.348				15.831.341.348
4.07.01.00.00	Transferencias y donaciones corrientes internas	15.831.341.348				15.831.341.348
4.07.01.03.00	Transferencias corrientes internas al sector público	15.831.341.348				15.831.341.348
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	15.831.341.348				15.831.341.348
4.07.01.03.02	- A0007 Colegio Universitario de Caracas	15.831.341.348				15.831.341.348

PROYECTO:	Transferencias para financiar los proyectos del Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	6.612.100.000
ASIGNACIÓN PRESUPUESTARIA:	6.612.100.000
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Colegio "Profesor José Lorenzo Pérez Rodríguez" para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	6.612.100.000				6.612.100.000
	Total	6.612.100.000				6.612.100.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	6.612.100.000				6.612.100.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.612.100.000				6.612.100.000
4.07.01.03.00	Transferencias corrientes internas al sector público	6.612.100.000				6.612.100.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	6.612.100.000				6.612.100.000
4.07.01.03.02	- A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	6.612.100.000				6.612.100.000

PROYECTO:	Evaluación del Impacto Social de los programas de formación en Educación Superior
UNIDAD DE MEDIDA:	Comunidad
CANTIDAD:	40
ASIGNACIÓN PRESUPUESTARIA:	3.020.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Garantizar la calidad académica de los programas de formación
RESULTADO:	Programas de Formación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	630.359.719				630.359.719
4.02	Materiales, suministros y mercancías	446.000.000				446.000.000
4.03	Servicios no personales	1.943.640.281				1.943.640.281
	Total	**3.020.000.000**				**3.020.000.000**

PROYECTO:	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	51.890.175.377
ASIGNACIÓN PRESUPUESTARIA:	51.890.175.377
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros a la Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	51.890.175.377				51.890.175.377
	Total	51.890.175.377				51.890.175.377

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	51.890.175.377				51.890.175.377
4.07.01.00.00	Transferencias y donaciones corrientes internas	51.890.175.377				51.890.175.377
4.07.01.03.00	Transferencias corrientes internas al sector público	51.890.175.377				51.890.175.377
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	51.890.175.377				51.890.175.377
4.07.01.03.02	- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	51.890.175.377				51.890.175.377

PROYECTO: Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Yaracuy
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 7.747.800.000
ASIGNACIÓN PRESUPUESTARIA: 7.747.800.000
ÁREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS: Transferir recursos financieros al Instituto Universitario de Tecnología de Yaracuy para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	7.747.800.000				7.747.800.000
	Total	7.747.800.000				7.747.800.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	7.747.800.000				7.747.800.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.747.800.000				7.747.800.000
4.07.01.03.00	Transferencias corrientes internas al sector público	7.747.800.000				7.747.800.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	7.747.800.000				7.747.800.000
4.07.01.03.02	- A0035 Instituto Universitario de Tecnología de Yaracuy	7.747.800.000				7.747.800.000

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Puerto Cabello
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	12.395.600.000
ASIGNACIÓN PRESUPUESTARIA:	12.395.600.000
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología de Puerto Cabello para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	12.395.600.000				12.395.600.000
	Total	**12.395.600.000**				**12.395.600.000**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	12.395.600.000				12.395.600.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	12.395.600.000				12.395.600.000
4.07.01.03.00	Transferencias corrientes internas al sector público	12.395.600.000				12.395.600.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	12.395.600.000				12.395.600.000
4.07.01.03.02	- A0036 Instituto Universitario de Tecnología de Puerto Cabello	12.395.600.000				12.395.600.000

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Valencia
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	10.175.124.807
ASIGNACIÓN PRESUPUESTARIA:	10.175.124.807
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología de Valencia para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	10.175.124.807				10.175.124.807
	total	10.175.124.807				10.175.124.807

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	10.175.124.807				10.175.124.807
4.07.01.00.00	Transferencias y donaciones corrientes internas	10.175.124.807				10.175.124.807
4.07.01.03.00	Transferencias corrientes internas al sector público	10.175.124.807				10.175.124.807
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	10.175.124.807				10.175.124.807
4.07.01.03.02	- A0038 Instituto Universitario de Tecnología de Valencia	10.175.124.807				10.175.124.807

PROYECTO:	Transferencias para financiar los proyectos del Colegio Universitario Cecilio Acosta, de Los Teques
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	12.005.250.000
ASIGNACIÓN PRESUPUESTARIA:	12.005.250.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos para financiar los proyectos del Colegio Universitario Cecilio Acosta, de Los Teques para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	12.005.250.000				12.005.250.000
	Total	**12.005.250.000**				**12.005.250.000**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	12.005.250.000				12.005.250.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	12.005.250.000				12.005.250.000
4.07.01.03.00	Transferencias corrientes internas al sector público	12.005.250.000				12.005.250.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	12.005.250.000				12.005.250.000
4.07.01.03.02	- A0009 Colegio Universitario Cecilio Acosta, de los Teques	12.005.250.000				12.005.250.000

PROYECTO:	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	23.082.878.867
ASIGNACIÓN PRESUPUESTARIA:	23.082.878.867
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros a la Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	23.082.878.867				23.082.878.867
	Total	23.082.878.867				23.082.878.867

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	23.082.878.867				23.082.878.867
4.07.01.00.00	Transferencias y donaciones corrientes internas	23.082.878.867				23.082.878.867
4.07.01.03.00	Transferencias corrientes internas al sector público	23.082.878.867				23.082.878.867
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	23.082.878.867				23.082.878.867
4.07.01.03.02	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	23.082.878.867				23.082.878.867

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	18.167.800.000
ASIGNACIÓN PRESUPUESTARIA:	18.167.800.000
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	18.167.800.000				18.167.800.000
	Total	18.167.800.000				18.167.800.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	18.167.800.000				18.167.800.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	18.167.800.000				18.167.800.000
4.07.01.03.00	Transferencias corrientes internas al sector público	18.167.800.000				18.167.800.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	18.167.800.000				18.167.800.000
4.07.01.03.02	- A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	18.167.800.000				18.167.800.000

PROYECTO:	Transferencias para financiar los proyectos de la Universidad de Oriente (UDO)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	167.128.942.026
ASIGNACIÓN PRESUPUESTARIA:	167.128.942.026
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros a la Universidad de Oriente (UDO) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	167.128.942.026				167.128.942.026
	Total	167.128.942.026				167.128.942.026

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	167.128.942.026				167.128.942.026
4.07.01.00.00	Transferencias y donaciones corrientes internas	167.128.942.026				167.128.942.026
4.07.01.03.00	Transferencias corrientes internas al sector público	167.128.942.026				167.128.942.026
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	167.128.942.026				167.128.942.026
4.07.01.03.02	- A0082 Universidad de Oriente (UDO)	167.128.942.026				167.128.942.026

PROYECTO:	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	16.472.309.715
ASIGNACIÓN PRESUPUESTARIA:	16.472.309.715
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros a la Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	16.472.309.715				16.472.309.715
	Total	16.472.309.715				16.472.309.715

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	16.472.309.715				16.472.309.715
4.07.01.00.00	Transferencias y donaciones corrientes internas	16.472.309.715				16.472.309.715
4.07.01.03.00	Transferencias corrientes internas al sector público	16.472.309.715				16.472.309.715
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	16.472.309.715				16.472.309.715
4.07.01.03.02	- A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	16.472.309.715				16.472.309.715

PROYECTO: Transferencias para financiar los proyectos del Instituto Universitario de Tecnología Alonso Gamero, Coro
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 17.335.900.000
ASIGNACIÓN PRESUPUESTARIA: 17.335.900.000
AREA ESTRATEGICA: Equilibrio Social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS: Transferir recursos financieros al Instituto Universitario de Tecnología Alonso Gamero, Coro para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	17.335.900.000				17.335.900.000
	Total	17.335.900.000				17.335.900.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	17.335.900.000				17.335.900.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	17.335.900.000				17.335.900.000
4.07.01.03.00	Transferencias corrientes internas al sector público	17.335.900.000				17.335.900.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	17.335.900.000				17.335.900.000
4.07.01.03.02	- A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro	17.335.900.000				17.335.900.000

PROYECTO: Transferencias para financiar los proyectos de la Universidad Nacional Experimental Marítima del Caribe (UNEMC)
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 9.345.300.000
ASIGNACIÓN PRESUPUESTARIA: 9.345.300.000
ÁREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS: Transferir recursos financieros a la Universidad Nacional Experimental Marítima del Caribe (UNEMC) para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	9.345.300.000				9.345.300.000
	Total	9.345.300.000				9.345.300.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	9.345.300.000				9.345.300.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	9.345.300.000				9.345.300.000
4.07.01.03.00	Transferencias corrientes internas al sector público	9.345.300.000				9.345.300.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	9.345.300.000				9.345.300.000
4.07.01.03.02	- A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)	9.345.300.000				9.345.300.000

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología Agroindustrial Región Los Andes
UNIDAD DE MEDIDA:	Bolivares
CANTIDAD:	14.282.200.000
ASIGNACIÓN PRESUPUESTARIA:	14.282.200.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología Agroindustrial Región Los Andes para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	14.282.200.000				14.282.200.000
	Total	14.282.200.000				14.282.200.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	14.282.200.000				14.282.200.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	14.282.200.000				14.282.200.000
4.07.01.03.00	Transferencias corrientes internas al sector público	14.282.200.000				14.282.200.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	14.282.200.000				14.282.200.000
4.07.01.03.02	- A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes	14.282.200.000				14.282.200.000

PROYECTO:	Transferencias para financiar los proyectos de la Universidad de los Andes (ULA)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	189.678.874.723
ASIGNACIÓN PRESUPUESTARIA:	189.678.874.723
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros a la Universidad de los Andes (ULA) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	189.678.874.723				189.678.874.723
	Total	**189.678.874.723**				**189.678.874.723**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	189.678.874.723				189.678.874.723
4.07.01.00.00	Transferencias y donaciones corrientes internas	189.678.874.723				189.678.874.723
4.07.01.03.00	Transferencias corrientes internas al sector público	189.678.874.723				189.678.874.723
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	189.678.874.723				189.678.874.723
4.07.01.03.02	- A0083 Universidad de los Andes (ULA)	189.678.874.723				189.678.874.723

PROYECTO: Transferencias para financiar los proyectos del Instituto Universitario de Tecnología del Estado Trujillo
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 18.054.800.000
ASIGNACIÓN PRESUPUESTARIA: 18.054.800.000
ÁREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS: Transferir recursos financieros al Instituto Universitario de Tecnología del Estado Trujillo para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	18.054.800.000				18.054.800.000
	Total	18.054.800.000				18.054.800.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	18.054.800.000				18.054.800.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	18.054.800.000				18.054.800.000
4.07.01.03.00	Transferencias corrientes internas al sector público	18.054.800.000				18.054.800.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	18.054.800.000				18.054.800.000
4.07.01.03.02	- A0039 Instituto Universitario de Tecnología del Estado Trujillo	18.054.800.000				18.054.800.000

PROYECTO:	Transferencias para financiar los proyectos de la Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	37.860.483.293
ASIGNACIÓN PRESUPUESTARIA:	37.860.483.293
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros a la Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	37.860.483.293				37.860.483.293
	Total	37.860.483.293				37.860.483.293

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	37.860.483.293				37.860.483.293
4.07.01.00.00	Transferencias y donaciones corrientes internas	37.860.483.293				37.860.483.293
4.07.01.03.00	Transferencias corrientes internas al sector público	37.860.483.293				37.860.483.293
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	37.860.483.293				37.860.483.293
4.07.01.03.02	- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	37.860.483.293				37.860.483.293

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	23.640.600.000
ASIGNACIÓN PRESUPUESTARIA:	23.640.600.000
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	23.640.600.000				23.640.600.000
	Total	23.640.600.000				23.640.600.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	23.640.600.000				23.640.600.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	23.640.600.000				23.640.600.000
4.07.01.03.00	Transferencias corrientes internas al sector público	23.640.600.000				23.640.600.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	23.640.600.000				23.640.600.000
4.07.01.03.02	- A0040 Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre	23.640.600.000				23.640.600.000

PROYECTO:	Transferencias para financiar los Proyectos del Instituto Universitario de Tecnología de Maracaibo
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	16.586.400.000
ASIGNACIÓN PRESUPUESTARIA:	16.586.400.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología de Maracaibo para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	16.586.400.000				16.586.400.000
	Total	16.586.400.000				16.586.400.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	16.586.400.000				16.586.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	16.586.400.000				16.586.400.000
4.07.01.03.00	Transferencias corrientes internas al sector público	16.586.400.000				16.586.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	16.586.400.000				16.586.400.000
4.07.01.03.02	- A0033 Instituto Universitario de Tecnología de Maracaibo	16.586.400.000				16.586.400.000

PROYECTO:	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Rafael María Baralt (UNERMB)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	32.173.578.226
ASIGNACIÓN PRESUPUESTARIA:	32.173.578.226
ÁREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros a la Universidad Nacional Experimental Rafael María Baralt (UNERMB) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	32.173.578.226				32.173.578.226
	Total	32.173.578.226				32.173.578.226

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	32.173.578.226				32.173.578.226
4.07.01.00.00	Transferencias y donaciones corrientes internas	32.173.578.226				32.173.578.226
4.07.01.03.00	Transferencias corrientes internas al sector público	32.173.578.226				32.173.578.226
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	32.173.578.226				32.173.578.226
4.07.01.03.02	- A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)	32.173.578.226				32.173.578.226

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario Experimental de Tecnología de la Victoria
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	12.167.600.000
ASIGNACIÓN PRESUPUESTARIA:	12.167.600.000
ÁREA ESTRATÉGICA:	Equilibrio social
OBJETIVO ESTRATÉGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS:	Transferir recursos financieros al Instituto Universitario Experimental de Tecnología de la Victoria para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	12.167.600.000				12.167.600.000
	TOTAL	12.167.600.000				12.167.600.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	12.167.600.000				12.167.600.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	12.167.600.000				12.167.600.000
4.07.01.03.00	Transferencias corrientes internas al sector público	12.167.600.000				12.167.600.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	12.167.600.000				12.167.600.000
4.07.01.03.02	- A0041 Instituto Universitario Experimental de Tecnología de La Victoria	12.167.600.000				12.167.600.000

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Ejido
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	11.351.500.000
ASIGNACIÓN PRESUPUESTARIA:	11.351.500.000
ÁREA ESTRATÉGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología de Ejido para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	11.351.500.000				11.351.500.000
	TOTAL	11.351.500.000				11.351.500.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	11.351.500.000				11.351.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	11.351.500.000				11.351.500.000
4.07.01.03.00	Transferencias corrientes internas al sector público	11.351.500.000				11.351.500.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	11.351.500.000				11.351.500.000
4.07.01.03.02	- A0034 Instituto Universitario de Tecnología de Ejido	11.351.500.000				11.351.500.000

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología del Estado Bolívar
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	6.920.500.000
ASIGNACIÓN PRESUPUESTARIA:	6.920.500.000
ÁREA ESTRATÉGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología del Estado Bolívar para la ejecución de los proyectos
RESULTADO:	Transferir recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	6.920.500.000				6.920.500.000
	TOTAL	6.920.500.000				6.920.500.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	6.920.500.000				6.920.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.920.500.000				6.920.500.000
4.07.01.03.00	Transferencias corrientes internas al sector público	6.920.500.000				6.920.500.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	6.920.500.000				6.920.500.000
4.07.01.03.02	- A0925 Instituto Universitario de Tecnología del Estado Bolívar	6.920.500.000				6.920.500.000

PROYECTO: Transferencias para financiar los proyectos del Instituto Universitario de Tecnología La Fría
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 2.214.800.000
ASIGNACIÓN PRESUPUESTARIA: 2.214.800.000
ÁREA ESTRATÉGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS: Transferir recursos financieros al Instituto Universitario de Tecnología la Fría para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.214.800.000				2.214.800.000
	TOTAL	2.214.800.000				2.214.800.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.214.800.000				2.214.800.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.214.800.000				2.214.800.000
4.07.01.03.00	Transferencias corrientes internas al sector público	2.214.800.000				2.214.800.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.214.800.000				2.214.800.000
4.07.01.03.02	- A0946 Instituto Universitario de Tecnología La Fría	2.214.800.000				2.214.800.000

PROYECTO: Transferencias para financiar los proyectos de la Universidad Bolivariana de Venezuela (UBV)
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 74.673.201.991
ASIGNACIÓN PRESUPUESTARIA: 74.673.201.991
ÁREA ESTRATÉGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS: Transferir recursos financieros a la Universidad Bolivariana de Venezuela (UBV) para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	74.673.201.991				74.673.201.991
	TOTAL	74.673.201.991				74.673.201.991

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	74.673.201.991				74.673.201.991
4.07.01.00.00	Transferencias y donaciones corrientes internas	74.673.201.991				74.673.201.991
4.07.01.03.00	Transferencias corrientes internas al sector público	74.673.201.991				74.673.201.991
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	74.673.201.991				74.673.201.991
4.07.01.03.02	- A0942 Universidad Bolivariana de Venezuela (UBV)	74.673.201.991				74.673.201.991

PROYECTO: Transferencias para financiar los proyectos de la Universidad Nacional Experimental Simón Bolivar (USB)
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 81.631.677.253
ASIGNACIÓN PRESUPUESTARIA: 81.631.677.253
ÁREA ESTRATÉGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS: Transferir recursos financieros a la Universidad Nacional Experimental Simón Bolívar (USB) para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	81.631.677.253				81.631.677.253
	TOTAL	81.631.677.253				81.631.677.253

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	81.631.677.253				81.631.677.253
4.07.01.00.00	Transferencias y donaciones corrientes internas	81.631.677.253				81.631.677.253
4.07.01.03.00	Transferencias corrientes internas al sector público	81.631.677.253				81.631.677.253
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	81.631.677.253				81.631.677.253
4.07.01.03.02	- A0086 Universidad Nacional Experimental Simón Bolívar (USB)	81.631.677.253				81.631.677.253

PROYECTO:	Transferencias para financiar los proyectos de la Universidad Nacional Abierta (UNA)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	45.394.508.843
ASIGNACIÓN PRESUPUESTARIA:	45.394.508.843
ÁREA ESTRATÉGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS:	Transferir recursos financieros a la Universidad Nacional Abierta (UNA) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	45.394.508.843				45.394.508.843
	TOTAL	45.394.508.843				45.394.508.843

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	45.394.508.843				45.394.508.843
4.07.01.00.00	Transferencias y donaciones corrientes internas	45.394.508.843				45.394.508.843
4.07.01.03.00	Transferencias corrientes internas al sector público	45.394.508.843				45.394.508.843
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	45.394.508.843				45.394.508.843
4.07.01.03.02	- A0087 Universidad Nacional Abierta (UNA)	45.394.508.843				45.394.508.843

PROYECTO: Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Cabimas
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 18.005.600.000
ASIGNACIÓN PRESUPUESTARIA: 18.005.600.000
ÁREA ESTRATÉGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS: Transferir recursos financieros al Instituto Universitario de Tecnología de Cabimas para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	18.005.600.000				18.005.600.000
	TOTAL	18.005.600.000				18.005.600.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	18.005.600.000				18.005.600.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	18.005.600.000				18.005.600.000
4.07.01.03.00	Transferencias corrientes internas al sector público	18.005.600.000				18.005.600.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	18.005.600.000				18.005.600.000
4.07.01.03.02	- A0042 Instituto Universitario de Tecnología de Cabimas	18.005.600.000				18.005.600.000

PROYECTO:	Transferencias para financiar los proyectos a la Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	1.370.500.000
ASIGNACIÓN PRESUPUESTARIA:	1.370.500.000
ÁREA ESTRATÉGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS:	Transferir recursos financieros a la Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.370.500.000				1.370.500.000
	TOTAL	1.370.500.000				1.370.500.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.370.500.000				1.370.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.370.500.000				1.370.500.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.370.500.000				1.370.500.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.370.500.000				1.370.500.000
4.07.01.03.02	- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)	1.370.500.000				1.370.500.000

PROYECTO:	Transferencias para financiar los proyectos de la Universidad Nacional Experimental de Guayana (UNEG)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	28.077.040.400
ASIGNACIÓN PRESUPUESTARIA:	28.077.040.400
ÁREA ESTRATÉGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS:	Transferir recursos financieros a la Universidad Nacional Experimental de Guayana (UNEG) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	28.077.040.400				28.077.040.400
	TOTAL	28.077.040.400				28.077.040.400

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	28.077.040.400				28.077.040.400
4.07.01.00.00	Transferencias y donaciones corrientes internas	28.077.040.400				28.077.040.400
4.07.01.03.00	Transferencias corrientes internas al sector público	28.077.040.400				28.077.040.400
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	28.077.040.400				28.077.040.400
4.07.01.03.02	- A0088 Universidad Nacional Experimental de Guayana (UNEG)	28.077.040.400				28.077.040.400

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología del Estado Portuguesa
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	12.400.900.000
ASIGNACIÓN PRESUPUESTARIA:	12.400.900.000
ÁREA ESTRATÉGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología del Estado Portuguesa para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	12.400.900.000				12.400.900.000
	TOTAL	**12.400.900.000**				**12.400.900.000**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	12.400.900.000				12.400.900.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	12.400.900.000				12.400.900.000
4.07.01.03.00	Transferencias corrientes internas al sector público	12.400.900.000				12.400.900.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	12.400.900.000				12.400.900.000
4.07.01.03.02	- A0043 Instituto Universitario de Tecnología del Estado Portuguesa	12.400.900.000				12.400.900.000

PROYECTO: Transferencias para financiar los proyectos de la Universidad Centroccidental Lisandro Alvarado (UCLA)
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 87.818.579.185
ASIGNACIÓN PRESUPUESTARIA: 87.818.579.185
ÁREA ESTRATÉGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS: Transferir recursos financieros a la Universidad Centroccidental Lisandro Alvarado (UCLA) para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	87.818.579.185				87.818.579.185
	TOTAL	87.818.579.185				87.818.579.185

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	87.818.579.185				87.818.579.185
4.07.01.00.00	Transferencias y donaciones corrientes internas	87.818.579.185				87.818.579.185
4.07.01.03.00	Transferencias corrientes internas al sector público	87.818.579.185				87.818.579.185
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	87.818.579.185				87.818.579.185
4.07.01.03.02	- A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)	87.818.579.185				87.818.579.185

PROYECTO:	Transferencias para financiar los proyectos de la Universidad Pedagógica Experimental Libertador (UPEL)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	159.704.057.994
ASIGNACIÓN PRESUPUESTARIA:	159.704.057.994
ÁREA ESTRATÉGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS:	Transferir recursos financieros a la Universidad Pedagógica Experimental Libertador (UPEL) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	159.704.057.994				159.704.057.994
	TOTAL	**159.704.057.994**				**159.704.057.994**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	159.704.057.994				159.704.057.994
4.07.01.00.00	Transferencias y donaciones corrientes internas	159.704.057.994				159.704.057.994
4.07.01.03.00	Transferencias corrientes internas al sector público	159.704.057.994				159.704.057.994
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	159.704.057.994				159.704.057.994
4.07.01.03.02	- A0090 Universidad Pedagógica Experimental Libertador (UPEL)	159.704.057.994				159.704.057.994

PROYECTO: Transferencias Para Financiar los proyectos de la Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 49.954.200.000
ASIGNACIÓN PRESUPUESTARIA: 49.954.200.000
ÁREA ESTRATÉGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS: Transferir recursos financieros a la Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO) para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	49.954.200.000				49.954.200.000
	TOTAL	49.954.200.000				49.954.200.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	49.954.200.000				49.954.200.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	49.954.200.000				49.954.200.000
4.07.01.03.00	Transferencias corrientes internas al sector público	49.954.200.000				49.954.200.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	49.954.200.000				49.954.200.000
4.07.01.03.02	- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	49.954.200.000				49.954.200.000

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Cumaná
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	15.672.615.246
ASIGNACIÓN PRESUPUESTARIA:	15.672.615.246
ÁREA ESTRATÉGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología de Cumaná para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	15.672.615.246				15.672.615.246
	TOTAL	**15.672.615.246**				**15.672.615.246**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	15.672.615.246				15.672.615.246
4.07.01.00.00	Transferencias y donaciones corrientes internas	15.672.615.246				15.672.615.246
4.07.01.03.00	Transferencias corrientes internas al sector público	15.672.615.246				15.672.615.246
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	15.672.615.246				15.672.615.246
4.07.01.03.02	- A0045 Instituto Universitario de Tecnología de Cumaná	15.672.615.246				15.672.615.246

PROYECTO: Transferencias para financiar los proyectos de la Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 45.969.900.000
ASIGNACIÓN PRESUPUESTARIA: 45.969.900.000
ÁREA ESTRATÉGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECÍFICOS: Transferir recursos financieros a la Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ) para la ejecución de los proyectos -
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	45.969.900.000				45.969.900.000
	TOTAL	45.969.900.000				45.969.900.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	45.969.900.000				45.969.900.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	45.969.900.000				45.969.900.000
4.07.01.03.00	Transferencias corrientes internas al sector público	45.969.900.000				45.969.900.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	45.969.900.000				45.969.900.000
4.07.01.03.02	- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	45.969.900.000				45.969.900.000

PROYECTO:	Transferencias para financiar los proyectos de la Universidad Nacional Experimental del Táchira (UNET)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	30.324.409.900
ASIGNACIÓN PRESUPUESTARIA:	30.324.409.900
ÁREA ESTRATÉGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros a la Universidad Nacional Experimental del Táchira (UNET) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	30.324.409.900				30.324.409.900
	TOTAL	30.324.409.900				30.324.409.900

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	30.324.409.900				30.324.409.900
4.07.01.00.00	Transferencias y donaciones corrientes internas	30.324.409.900				30.324.409.900
4.07.01.03.00	Transferencias corrientes internas al sector público	30.324.409.900				30.324.409.900
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	30.324.409.900				30.324.409.900
4.07.01.03.02	- A0092 Universidad Nacional Experimental del Táchira (UNET)	30.324.409.900				30.324.409.900

PROYECTO:	Transferencias para financiar los proyectos de la Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser"
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	3.923.700.000
ASIGNACIÓN PRESUPUESTARIA:	3.923.700.000
ÁREA ESTRATÉGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros a la Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser" para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	3.923.700.000				3.923.700.000
	TOTAL	3.923.700.000				3.923.700.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.923.700.000				3.923.700.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.923.700.000				3.923.700.000
4.07.01.03.00	Transferencias corrientes internas al sector público	3.923.700.000				3.923.700.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	3.923.700.000				3.923.700.000
4.07.01.03.02	- A0366 Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser"	3.923.700.000				3.923.700.000

PROYECTO: Transferencias para financiar los proyectos de la Universidad Central de Venezuela (UCV)
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 251.285.300.552
ASIGNACIÓN PRESUPUESTARIA: 251.285.300.552
ÁREA ESTRATÉGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS: Transferir recursos financieros a la Universidad Central de Venezuela (UCV) para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	251.285.300.552				251.285.300.552
	TOTAL	251.285.300.552				251.285.300.552

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	251.285.300.552				251.285.300.552
4.07.01.00.00	Transferencias y donaciones corrientes internas	251.285.300.552				251.285.300.552
4.07.01.03.00	Transferencias corrientes internas al sector público	251.285.300.552				251.285.300.552
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	251.285.300.552				251.285.300.552
4.07.01.03.02	- A0093 Universidad Central de Venezuela (UCV)	251.285.300.552				251.285.300.552

PROYECTO: Transferencias para financiar los proyectos de la Fundación Misión Sucre
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 340.644.700.000
ASIGNACIÓN PRESUPUESTARIA: 340.644.700.000
ÁREA ESTRATÉGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS: Transferir recursos financieros a la Fundación Misión Sucre para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	340.644.700.000				340.644.700.000
	TOTAL	340.644.700.000				340.644.700.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	340.644.700.000				340.644.700.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	340.644.700.000				340.644.700.000
4.07.01.03.00	Transferencias corrientes internas al sector público	340.644.700.000				340.644.700.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	340.644.700.000				340.644.700.000
4.07.01.03.02	- A0415 Fundación Misión Sucre	340.644.700.000				340.644.700.000

PROYECTO:	Transferencias para financiar los proyectos de la Universidad de Carabobo (UC)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	121.607.756.926
ASIGNACIÓN PRESUPUESTARIA:	121.607.756.926
ÁREA ESTRATÉGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros a la Universidad de Carabobo (UC) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	121.607.756.926				121.607.756.926
	TOTAL	121.607.756.926				121.607.756.926

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	121.607.756.926				121.607.756.926
4.07.01.00.00	Transferencias y donaciones corrientes internas	121.607.756.926				121.607.756.926
4.07.01.03.00	Transferencias corrientes internas al sector público	121.607.756.926				121.607.756.926
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	121.607.756.926				121.607.756.926
4.07.01.03.02	- A0094 Universidad de Carabobo (UC)	121.607.756.926				121.607.756.926

PROYECTO:	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Simón Rodríguez (UNESR)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	70.197.136.713
ASIGNACIÓN PRESUPUESTARIA:	70.197.136.713
ÁREA ESTRATÉGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	transferir recursos financieros a la Universidad Nacional Experimental Simón Rodríguez (UNESR) para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	70.197.136.713				70.197.136.713
	TOTAL	70.197.136.713				70.197.136.713

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	70.197.136.713				70.197.136.713
4.07.01.00.00	Transferencias y donaciones corrientes internas	70.197.136.713				70.197.136.713
4.07.01.03.00	Transferencias corrientes internas al sector público	70.197.136.713				70.197.136.713
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	70.197.136.713				70.197.136.713
4.07.01.03.02	- A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)	70.197.136.713				70.197.136.713

PROYECTO: Transferencias para financiar los proyectos del Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita
UNIDAD DE MEDIDA: Bolívares
CANTIDAD : 8.692.100.000
ASIGNACIÓN PRESUPUESTARIA: 8.692.100.000
AREA ESTRATEGICA: Equilibrio Social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS: Transferir recursos financieros al Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita, para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	8.692.100.000				8.692.100.000
	TOTAL	8.692.100.000				8.692.100.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	8.692.100.000				8.692.100.000
4.07.01.00.00	Transferencias y donaciones corrientes Internas	8.692.100.000				8.692.100.000
4.07.01.03.00	Transferencias corrientes internas al sector público	8.692.100.000				8.692.100.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	8.692.100.000				8.692.100.000
4.07.01.03.02	- A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	8.692.100.000				8.692.100.000

PROYECTO:	Transferencias para financiar los proyectos del Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD :	2.103.931.282.000
ASIGNACIÓN PRESUPUESTARIA:	2.103.931.282.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU), para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.103.931.282.000				2.103.931.282.000
	TOTAL	2.103.931.282.000				2.103.931.282.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.103.931.282.000				2.103.931.282.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.103.931.282.000				2.103.931.282.000
4.07.01.03.00	Transferencias corrientes internas al sector público	2.103.931.282.000				2.103.931.282.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.103.931.282.000				2.103.931.282.000
4.07.01.03.02	- A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	2.103.931.282.000				2.103.931.282.000

PROYECTO:	Transferencias para financiar los proyectos de la Universidad Nacional Experimental Francisco de Miranda (UNEFM)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD :	43.808.475.122
ASIGNACIÓN PRESUPUESTARIA:	43.808.475.122
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la Conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros a la Universidad Nacional Experimental Francisco de Miranda (UNEFM), para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	43.808.475.122				43.808.475.122
	TOTAL	43.808.475.122				43.808.475.122

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	43.808.475.122				43.808.475.122
4.07.01.00.00	Transferencias y donaciones corrientes internas	43.808.475.122				43.808.475.122
4.07.01.03.00	Transferencias corrientes internas al sector público	43.808.475.122				43.808.475.122
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	43.808.475.122				43.808.475.122
4.07.01.03.02	- A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)	43.808.475.122				43.808.475.122

PROYECTO: Transferencias para financiar los proyectos del Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"
UNIDAD DE MEDIDA: Bolívares
CANTIDAD : 7.089.310.365
ASIGNACIÓN PRESUPUESTARIA: 7.089.310.365
AREA ESTRATEGICA: Equilibrio Social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS: Transferir recursos financieros al Instituto Universitario de Tecnología del Oeste "Mariscal Sucre", para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	7.089.310.365				7.089.310.365
	TOTAL	7.089.310.365				7.089.310.365

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	7.089.310.365				7.089.310.365
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.089.310.365				7.089.310.365
4.07.01.03.00	Transferencias corrientes internas al sector público	7.089.310.365				7.089.310.365
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	7.089.310.365				7.089.310.365
4.07.01.03.02	- A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	7.089.310.365				7.089.310.365

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de Caripito
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD :	6.811.600.000
ASIGNACIÓN PRESUPUESTARIA:	6.811.600.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología de Caripito, para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	6.811.600.000				6.811.600.000
	TOTAL	6.811.600.000				6.811.600.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	6.811.600.000				6.811.600.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.811.600.000				6.811.600.000
4.07.01.03.00	Transferencias corrientes internas al sector público	6.811.600.000				6.811.600.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	6.811.600.000				6.811.600.000
4.07.01.03.02	- A0060 Instituto Universitario de Tecnología de Caripito	6.811.600.000				6.811.600.000

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD :	13.786.400.000
ASIGNACIÓN PRESUPUESTARIA:	13.786.400.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano, para la ejecución de los proyectos
RESULTADO:	Transferencia de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	13.786.400.000				13.786.400.000
	TOTAL	13.786.400.000				13.786.400.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	13.786.400.000				13.786.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	13.786.400.000				13.786.400.000
4.07.01.03.00	Transferencias corrientes internas al sector público	13.786.400.000				13.786.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	13.786.400.000				13.786.400.000
4.07.01.03.02	- A0026 Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano	13.786.400.000				13.786.400.000

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología del Estado Apure
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD :	3.861.455.530
ASIGNACIÓN PRESUPUESTARIA:	3.861.455.530
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología del Estado Apure, para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	3.861.455.530				3.861.455.530
	TOTAL	3.861.455.530				3.861.455.530

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.861.455.530				3.861.455.530
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.861.455.530				3.861.455.530
4.07.01.03.00	Transferencias corrientes internas al sector público	3.861.455.530				3.861.455.530
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	3.861.455.530				3.861.455.530
4.07.01.03.02	- A0923 Instituto Universitario de Tecnología del Estado Apure	3.861.455.530				3.861.455.530

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco, Barquisimeto
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD :	18.159.400.000
ASIGNACIÓN PRESUPUESTARIA:	18.159.400.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco, Barquisimeto, para la ejecución de los proyectos
RESULTADO:	Transferencia de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	18.159.400.000				18.159.400.000
	TOTAL	18.159.400.000				18.159.400.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	18.159.400.000				18.159.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	18.159.400.000				18.159.400.000
4.07.01.03.00	Transferencias corrientes internas al sector público	18.159.400.000				18.159.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	18.159.400.000				18.159.400.000
4.07.01.03.02	- A0027 Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco, Barquisimeto	18.159.400.000				18.159.400.000

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología del Estado Barinas
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD :	4.803.000.000
ASIGNACIÓN PRESUPUESTARIA:	4.803.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología del Estado Barinas, para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	4.803.000.000				4.803.000.000
	TOTAL	4.803.000.000				4.803.000.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	4.803.000.000				4.803.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.803.000.000				4.803.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	4.803.000.000				4.803.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.803.000.000				4.803.000.000
4.07.01.03.02	- A0924 Instituto Universitario de Tecnología del Estado Barinas	4.803.000.000				4.803.000.000

PROYECTO: Modernización de la Educación Técnica y Universitaria
UNIDAD DE MEDIDA: Equipo
CANTIDAD : 2.500
ASIGNACIÓN PRESUPUESTARIA: 51.288.931.126
AREA ESTRATEGICA: Equilibrio Social
OBJETIVO ESTRATEGICO: Garantizar la dotación de equipos a las IES que permitan satisfacer sus necesidades
OBJETIVOS ESPECIFICOS: Actualizar la tecnología utilizada por las IES para mejorar su funcionamiento
RESULTADO: Producto-equipo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos reales		51.288.931.126			51.288.931.126
	- 003 Modernización de la Educación Técnica y Universitaria		51.288.931.126			51.288.931.126
	TOTAL		**51.288.931.126**			**51.288.931.126**

PROYECTO:	Promoción de la participación y la organización estudiantil
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD :	1.197.848.458
ASIGNACIÓN PRESUPUESTARIA:	1.197.848.458
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Desarrollar la integración y participación estudiantil
OBJETIVOS ESPECIFICOS:	Promover la participación estudiantil como uno de los ejes fundamentales de la experiencia estudiantil universitaria y una de las contribuciones principales de la educación superior a la formación de la ciudadanía
RESULTADO:	Incorporación activa de la población estudiantil en las actividades inherentes al área de educación superior

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	73.814.426				73.814.426
4.02	Materiales, suministros y mercancías	378.820.000				378.820.000
4.03	Servicios no personales	653.194.032				653.194.032
4.04	Activos reales	92.020.000				92.020.000
	TOTAL	1.197.848.458				1.197.848.458

PROYECTO: Oficina de atención al estudiante y defensoria estudiantil
UNIDAD DE MEDIDA: Centro Educativo
CANTIDAD: 27
ASIGNACIÓN PRESUPUESTARIA: 1.123.557.011
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Estructurar y fortalecer sistemas de atención integral al estudiante
OBJETIVOS ESPECIFICOS: Abrir taquillas de atención personalizada donde se procese información en general, se reciba y haga seguimientos de solicitudes, así como la promoción, defensa y vigilancia de los derechos y garantías de los estudios de educación superior
RESULTADO: Instalación de taquillas regionales de atención al estudiante y defensoria estudiantil

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	69.236.401				69.236.401
4.02	Materiales, suministros y mercancías	102.280.000				102.280.000
4.03	Servicios no personales	870.040.610				870.040.610
4.04	Activos reales	82.000.000				82.000.000
	TOTAL	1.123.557.011				1.123.557.011

PROYECTO:	Dotar a las instituciones de educación superior para contribuir a mejorar la calidad y el desempeño académico, coadyuvando al desarrollo de la Misión Sucre
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	95.882.446
ASIGNACIÓN PRESUPUESTARIA:	95.882.446
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Fortalecer la institucionalidad educativa para la consolidación del sistema de educación superior
RESULTADO:	Cubrir las insuficiencias diagnosticadas, atender todas las áreas con mayor pertinencia de acuerdo con los lineamientos de desarrollo endógeno, lograr que los equipos existentes funcionen adecuadamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	47.788.543				47.788.543
4.02	Materiales, suministros y mercancías	12.213.903				12.213.903
4.03	Servicios no personales	10.080.000				10.080.000
4.04	Activos reales	25.800.000				25.800.000
	TOTAL	95.882.446				95.882.446

PROYECTO:	Educación superior sin exclusiones
UNIDAD DE MEDIDA:	Jornada
CANTIDAD:	130
ASIGNACIÓN PRESUPUESTARIA:	2.562.813.219
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Garantizar el pleno ejercicio del derecho a una educación de calidad de poblaciones históricamente discriminadas tales como personas con discapacidad, indígenas, afrodescendientes y personas privadas de libertad
RESULTADO:	Incorporación de personas con discapacidad a la educación superior

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.277.325.661				1.277.325.661
4.02	Materiales, suministros y mercancías	158.800.000				158.800.000
4.03	Servicios no personales	692.387.558				692.387.558
4.04	Activos reales	434.300.000				434.300.000
	TOTAL	**2.562.813.219**				**2.562.813.219**

PROYECTO:	Mejoramiento de la calidad de vida
UNIDAD DE MEDIDA:	Estudiante
CANTIDAD:	29
ASIGNACIÓN PRESUPUESTARIA:	617.568.610
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Estructurar y fortalecer un sistema de atención integral al estudiante
RESULTADO:	Ofrecer un mejor servicio al estudiante de educación superior

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	38.056.127				38.056.127
4.02	Materiales, Suministros y mercancías	43.000.000				43.000.000
4.03	Servicios no personales	167.000.000				167.000.000
4.04	Activos reales	369.512.483				369.512.483
	TOTAL	617.568.610				617.568.610

PROYECTO:	Integración local de servicios estudiantiles bajo régimen de cogestión
UNIDAD DE MEDIDA:	Servicio
CANTIDAD:	51
ASIGNACIÓN PRESUPUESTARIA:	2.586.348.548
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Garantizar la prestación integral de los servicios estudiantiles en el marco de la universalización de la educación superior
OBJETIVOS ESPECIFICOS:	Instrumentar la cogestión de los servicios estudiantiles en el marco de la universalización de proyectos de inversión y servicios
RESULTADO:	Ofrecer un servicio estudiantil integrado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	282.622.300				282.622.300
4.03	Servicios no personales	559.000.000				559.000.000
4.04	Activos reales	1.744.726.248				1.744.726.248
	TOTAL	2.586.348.548				2.586.348.548

PROYECTO: Servicio social integral de transporte para estudiante de educación superior a nivel nacional
UNIDAD DE MEDIDA: Institución
CANTIDAD: 148
ASIGNACIÓN PRESUPUESTARIA: 1.696.832.021
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS: Creación de rutas estudiantiles a nivel nacional
RESULTADO: Servicio social integral de transporte

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	227.808.061				227.808.061
4.02	Materiales, suministros y mercancías	15.131.800				15.131.800
4.03	Servicios no personales	376.100.000				376.100.000
4.04	Activos reales	1.077.792.160				1.077.792.160
	TOTAL	1.696.832.021				1.696.832.021

PROYECTO: Transferencias para financiar los proyectos del Instituto Universitario de Barlovento
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 5.480.469.358
ASIGNACIÓN PRESUPUESTARIA: 5.480.469.358
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS: Transferir recursos financieros al Instituto Universitario de Barlovento para la ejecución de los proyectos
RESULTADO: Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	5.480.469.358				5.480.469.358
	TOTAL	5.480.469.358				5.480.469.358

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	5.480.469.358				5.480.469.358
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.480.469.358				5.480.469.358
4.07.01.03.00	Transferencias corrientes internas al sector público	5.480.469.358				5.480.469.358
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	5.480.469.358				5.480.469.358
4.07.01.03.02	- A0058 Instituto Universitario de Barlovento	5.480.469.358				5.480.469.358

PROYECTO:	Transferencias para financiar los proyectos del Instituto Universitario de Tecnología de los Llanos
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	12.527.800.000
ASIGNACIÓN PRESUPUESTARIA:	12.527.800.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros al Instituto Universitario de Tecnología de los Llanos para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	12.527.800.000				12.527.800.000
	TOTAL	12.527.800.000				12.527.800.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	12.527.800.000				12.527.800.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	12.527.800.000				12.527.800.000
4.07.01.03.00	Transferencias corrientes internas al sector público	12.527.800.000				12.527.800.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	12.527.800.000				12.527.800.000
4.07.01.03.02	- A0032 Instituto Universitario de Tecnología de los Llanos	12.527.800.000				12.527.800.000

PROYECTO:	Transferencias para financiar los proyectos de la Universidad Nacional Experimental del Yaracuy (UNEY)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD:	7.914.700.001
ASIGNACIÓN PRESUPUESTARIA:	7.914.700.001
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de una nueva estructura social
OBJETIVOS ESPECIFICOS:	Transferir recursos financieros a la Universidad Nacional Experimental del Yaracuy para la ejecución de los proyectos
RESULTADO:	Transferencias de recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	7.914.700.001				7.914.700.001
	TOTAL	7.914.700.001				7.914.700.001

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	7.914.700.001				7.914.700.001
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.914.700.001				7.914.700.001
4.07.01.03.00	Transferencias corrientes internas al sector público	7.914.700.001				7.914.700.001
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	7.914.700.001				7.914.700.001
4.07.01.03.02	- A0186 Universidad Nacional Experimental del Yaracuy (UNEY)	7.914.700.001				7.914.700.001

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	9.913.539.540				9.913.539.540
	TOTAL	9.913.539.540				9.913.539.540

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.235.611.297.827				2.235.611.297.827
	TOTAL	2.235.611.297.827				2.235.611.297.827

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.202.601.494.856				2.202.601.494.856
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.202.601.494.856				2.202.601.494.856
4.07.01.03.00	Transferencias corrientes internas al sector público	2.202.601.494.856				2.202.601.494.856
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.202.601.494.856				2.202.601.494.856
4.07.01.03.02	- A0006 Colegio Universitario Francisco de Miranda	11.468.000.000				11.468.000.000
4.07.01.03.02	- A0007 Colegio Universitario de Caracas	13.303.858.652				13.303.858.652
4.07.01.03.02	- A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"	4.780.800.000				4.780.800.000
4.07.01.03.02	- A0009 Colegio Universitario Cecilio Acosta, de Los Teques	12.562.350.000				12.562.350.000
4.07.01.03.02	- A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)	18.048.900.000				18.048.900.000
4.07.01.03.02	- A0026 Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano	9.643.500.000				9.643.500.000
4.07.01.03.02	- A0027 Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco-Barquisimeto	13.827.500.000				13.827.500.000
4.07.01.03.02	- A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital	8.783.200.000				8.783.200.000
4.07.01.03.02	- A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro	13.598.200.000				13.598.200.000
4.07.01.03.02	- A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes	15.876.700.000				15.876.700.000
4.07.01.03.02	- A0032 Instituto Universitario de Tecnología de los Llanos	8.228.900.000				8.228.900.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.01.03.02	- A0033 Instituto Universitario de Tecnología de Maracaibo	19.986.500.000				19.986.500.000
4.07.01.03.02	- A0034 Instituto Universitario de Tecnología de Ejido	7.674.700.000				7.674.700.000
4.07.01.03.02	- A0035 Instituto Universitario de Tecnología de Yaracuy	10.799.300.000				10.799.300.000
4.07.01.03.02	- A0036 Instituto Universitario de Tecnología de Puerto Cabello	4.930.400.000				4.930.400.000
4.07.01.03.02	- A0038 Instituto Universitario de Tecnología de Valencia	9.258.675.193				9.258.675.193
4.07.01.03.02	- A0039 Instituto Universitario de Tecnología del Estado Trujillo	7.866.300.000				7.866.300.000
4.07.01.03.02	- A0040 Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre	3.271.200.000				3.271.200.000
4.07.01.03.02	- A0041 Instituto Universitario Experimental de Tecnología de La Victoria	7.008.200.000				7.008.200.000
4.07.01.03.02	- A0042 Instituto Universitario de Tecnología de Cabimas	13.411.500.000				13.411.500.000
4.07.01.03.02	- A0043 Instituto Universitario de Tecnología del Estado Portuguesa	6.804.200.000				6.804.200.000
4.07.01.03.02	- A0045 Instituto Universitario de Tecnología de Cumaná	6.810.584.754				6.810.584.754
4.07.01.03.02	- A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"	4.330.089.635				4.330.089.635
4.07.01.03.02	- A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita	6.391.600.000				6.391.600.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.01.03.02	- A0058 Instituto Universitario de Barlovento	3.383.688.131				3.383.688.131
4.07.01.03.02	- A0060 Instituto Universitario de Tecnología de Caripito	8.083.000.000				8.083.000.000
4.07.01.03.02	- A0080 Universidad del Zulia (LUZ)	208.343.773.128				208.343.773.128
4.07.01.03.02	- A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)	62.415.024.623				62.415.024.623
4.07.01.03.02	- A0082 Universidad de Oriente (UDO)	175.275.357.974				175.275.357.974
4.07.01.03.02	- A0083 Universidad de Los Andes (ULA)	206.243.825.277				206.243.825.277
4.07.01.03.02	- A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)	13.491.216.707				13.491.216.707
4.07.01.03.02	- A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)	19.535.221.774				19.535.221.774
4.07.01.03.02	- A0086 Universidad Nacional Experimental Simón Bolívar (USB)	109.211.722.747				109.211.722.747
4.07.01.03.02	- A0087 Universidad Nacional Abierta (UNA)	43.770.791.157				43.770.791.157
4.07.01.03.02	- A0088 Universidad Nacional Experimental de Guayana (UNEG)	20.705.759.600				20.705.759.600
4.07.01.03.02	- A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)	85.287.220.815				85.287.220.815
4.07.01.03.02	- A0090 Universidad Pedagógica Experimental Libertador (UPEL)	169.733.842.006				169.733.842.006
4.07.01.03.02	- A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)	47.110.500.000				47.110.500.000
4.07.01.03.02	- A0092 Universidad Nacional Experimental del Táchira (UNET)	30.931.490.100				30.931.490.100

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.01.03.02	- A0093 Universidad Central de Venezuela (UCV)	325.887.499.448				325.887.499.448
4.07.01.03.02	- A0094 Universidad de Carabobo (UC)	260.465.543.074				260.465.543.074
4.07.01.03.02	- A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)	60.688.563.287				60.688.563.287
4.07.01.03.02	- A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)	31.315.124.878				31.315.124.878
4.07.01.03.02	- A0186 Universidad Nacional Experimental del Yaracuy (UNEY)	5.667.499.999				5.667.499.999
4.07.01.03.02	- A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)	5.689.407.133				5.689.407.133
4.07.01.03.02	- A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)	6.309.390.285				6.309.390.285
4.07.01.03.02	- A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)	1.157.100.000				1.157.100.000
4.07.01.03.02	- A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)	13.452.800.000				13.452.800.000
4.07.01.03.02	- A0366 Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser"	1.547.300.000				1.547.300.000
4.07.01.03.02	- A0415 Fundación Misión Sucre	6.663.000.000				6.663.000.000
4.07.01.03.02	- A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)	8.443.600.000				8.443.600.000
4.07.01.03.02	- A0923 Instituto Universitario de Tecnología del Estado Apure	1.209.844.470				1.209.844.470
4.07.01.03.02	- A0924 Instituto Universitario de Tecnología del Estado Barinas	547.000.000				547.000.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.01.03.02	- A0925 Instituto Universitario de Tecnología del Estado Bolívar	586.200.000				586.200.000
4.07.01.03.02	- A0942 Universidad Bolivariana de Venezuela (UBV)	30.320.630.009				30.320.630.009
4.07.01.03.02	- A0946 Instituto Universitario de Tecnología La Fría	463.400.000				463.400.000

RELACIÓN DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	31.719.779.971				31.719.779.971
4.07.01.00.00	Transferencias y donaciones corrientes internas	31.719.779.971				31.719.779.971
4.07.01.01.00	Transferencias corrientes internas al sector privado	31.719.779.971				31.719.779.971
4.07.01.01.70	Subsidios educacionales al sector privado	23.274.329.971				23.274.329.971
4.07.01.01.70	- S0397 Fe y Alegría - Instituto Universitario Jesús Obrero	8.246.525.115				8.246.525.115
4.07.01.01.70	- S0622 Fundación La Salle de Ciencias Naturales	14.920.804.856				14.920.804.856
4.07.01.01.70	- S0820 Instituto Universitario Tecnológico de Seguridad Industrial (I.U.T.S.I.)	87.000.000				87.000.000
4.07.01.01.70	- S1508 Instituto Universitario de la Audición y el Lenguaje	20.000.000				20.000.000
4.07.01.01.71	Subsidios a universidades privadas	2.873.250.000				2.873.250.000
4.07.01.01.71	- S0818 Universidad Santa Rosa	15.000.000				15.000.000
4.07.01.01.71	- S0978 Universidad Andina Simón Bolívar	544.250.000				544.250.000
4.07.01.01.71	- S0979 Universidad Católica Andrés Bello	964.000.000				964.000.000
4.07.01.01.71	- S0980 Universidad Católica del Táchira	1.200.000.000				1.200.000.000
4.07.01.01.71	- S0981 Universidad Cecilio Acosta	100.000.000				100.000.000
4.07.01.01.71	- S0990 Universidad Rafael Urdaneta	50.000.000				50.000.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	5.572.200.000				5.572.200.000
4.07.01.01.99	- S0109 Asociación para el Progreso de la Investigación Universitaria (A.P.I.U.)	2.000.000				2.000.000
4.07.01.01.99	- S1507 Programa de Apoyo Económico Financiero Estudiantil	5.570.200.000				5.570.200.000

RELACIÓN DE TRANSFERENCIAS A ÓRGANOS EXTERNOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.290.023.000				1.290.023.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	1.290.023.000				1.290.023.000
4.07.02.01.00	Transferencias corrientes al exterior	1.290.023.000				1.290.023.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	1.290.023.000				1.290.023.000
4.07.02.01.04	- I0018 Centro Latinoamericano de la Física (CLAF)	22.252.000				22.252.000
4.07.02.01.04	- I0038 Federación Panamericana de Facultades de Escuela de Medicina (FEPAFEM).	6.531.000				6.531.000
4.07.02.01.04	- I0161 Universidad Latinoamericana y del Caribe	1.000.000.000				1.000.000.000
4.07.02.01.04	- I0210 Instituto Internacional para la Educación Superior en América Latina y el Caribe - UNESCO - IESAL	261.240.000				261.240.000

Ministerio de Comunicación e Información

MINISTERIO DE COMUNICACIÓN E INFORMACIÓN

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio de Comunicación e Información, creado mediante Decreto Presidencial N° 1.928, de fecha 19 de agosto de 2002, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 37.509, de fecha 20 de agosto de 2002, es el órgano rector de la política de información, comunicación y publicitaria del Ejecutivo Nacional. Asimismo, el Misterio de Comunicación e Información, conjuntamente con el Presidente de la República, el Vicepresidente Ejecutivo y los demás órganos y entes relacionados con la política comunicacional del Estado, forma parte del Sistema de Comunicación e Información de la Administración Pública Nacional.

Como órgano rector, no sólo corresponde al Ministerio de Comunicación e Información la formulación, dirección, ejecución, supervisión y evaluación de esta política, sino que, por mandato imperativo del Decreto de su creación, corresponde también a este Ministerio formular el Plan Estratégico Comunicacional del Ejecutivo Nacional y coordinar junto con los distintos órganos y entes de la Administración Pública, la efectiva ejecución de este plan, incluyendo, en cuanto sea aplicable, a los diferentes niveles territoriales de gobierno, vale decir, gobernaciones y alcaldías.

Dada la importancia de una política de comunicación, información y publicidad del Ejecutivo Nacional, habida consideración de la necesidad de acudir a las más modernas tecnologías de la información, a la construcción y desarrollo del Sistema de Comunicación e Información y a la urgente necesidad de dotarse, tanto de recursos tecnológicos como humanos, de alta especialización y capacidad, que hagan posible el efectivo cumplimiento de dicha política, este Ministerio requiere las consideraciones y apoyos presupuestarios y financieros que soporten el peso de la misión que se le ha encomendado.

En los actuales momentos se trabaja en la elaboración del Plan Estratégico Comunicacional, en el cual no sólo se definirán las directrices estratégicas de la política comunicacional del Ejecutivo Nacional, sino también se establecerán los objetivos, metas, actividades, indicadores y demás elementos de un plan destinado a darle coherencia a dicha política.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
360008000	Fortalecimiento de los medios alternativos y comunitarios.	Centro fortalecido	117	5.718.385.833			5.718.385.833
360009000	Campañas comunicacionales del MCI	Campaña	16	72.825.415.894			72.825.415.894
360010000	Promoción y difusión de la agenda del gobierno en el ámbito nacional e internacional	Producto	10.124	3.531.614.167			3.531.614.167
360011000	Comunicaciones presidenciales y eventos oficiales	Programa	13.951	16.250.000.000			16.250.000.000
360012000	Producción del Programa Aló Presidente	Programa	52	5.269.884.106			5.269.884.106
360013000	Desarrollo de la industria audiovisual nacional independiente.	Hora	6.000	7.100.000.000			7.100.000.000
360014000	Transferencia para financiar los proyectos de la C.A. Venezolana de Televisión (VTV)	Bolívares	18.129.538.080	18.129.538.080			18.129.538.080
360015000	Transferencia para financiar los proyectos de la Corporación Venezolana de Telecomunicaciones	Bolívares	6.939.631.260	6.939.631.260			6.939.631.260
360016000	Transferencia para financiar los proyectos del Servicio Autónomo Radio Nacional de Venezuela (RNV)	Bolivares	2.300.444.358	2.300.444.358			2.300.444.358

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
360017000	Transferencia para financiar los proyectos del Servicio Autónomo Imprenta Nacional y Gaceta Oficial	Bolívares	874.791.634	518.302.114			518.302.114
360018000	Transferencia para financiar los proyectos de la Agencia Bolivariana de Noticias (ABN)	Bolívares	3.187.102.632	1.825.546.854			1.825.546.854
360019000	Transferencia para financiar los proyectos de Telesur (T.V. SUR)	Bolívares	2.018.716.756	1.182.137.334			1.182.137.334
	TOTAL			141.590.900.000			141.590.900.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
360001000	Dirección y Coordinación de los Gastos de los Trabajadores	36.411.375.888			36.411.375.888
360002000	Gestión Administrativa	82.559.024.112			82.559.024.112
360003000	Previsión y Protección Social	648.000.000			648.000.000
	TOTAL	119.618.400.000			119.618.400.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO.
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	92	3.276.985.396
- Personal Administrativo	35	2.676.724.732
- Obrero	57	600.260.664
Personal Contratado	355	10.132.859.712
- Directivo	17	1.331365.892
- Profesional y Técnico	16	2.802.984.292
- Personal Administrativo	270	5.602.861.236
- Obrero	52	395.648.292
TOTAL	447	13.409.845.108

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	53.208.186.176			53.208.186.176
4.02	Materiales, suministros y mercancías	9.331.271.976			9.331.271.976
4.03	Servicios no personales	120.391.465.805			120.391.465.805
4.04	Activos reales	13.036.396.807			13.036.396.807
4.07	Transferencias y donaciones	65.241.979.236			65.241.979.236
	TOTAL	261.209.300.000			261.209.300.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	61.961.900.000			61.961.900.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	37.400.883.220			37.400.883.220
4.07.01.03.00	Transferencias corrientes internas al sector público	37.400.883.220			37.400.883.220
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	7.386.920.731			7.386.920.731
	- A0076 Servicio Autónomo Radio Nacional de Venezuela	3.325.026.465			3.325.026.465
	- A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	874.791.634			874.791.634
	- A0097 Agencia Bolivariana de Noticias	3.187.102.632			3.187.102.632
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	30.013.962.489			30.013.962.489
	- A0608 C.A. Venezolana de Televisión (VTV)	18.129.538.080			18.129.538.080
	- A1207 Corporación Venezolana de Telecomunicaciones (COVETEL)	9.865.707.653			9.865.707.653
	- A1214 La Nueva Televisión del Sur, C.A. (T.V. SUR)	2.018.716.756			2.018.716.756
4.07.03.00.00	Transferencias y donaciones de capital internas	24.561.016.780			24.561.016.780
4.07.03.03.00	Transferencias de capital internas al sector público	24.561.016.780			24.561.016.780
4.07.03.03.07	Transferencias de capital a entes descentralizados financieros no bancarios	24.561.016.780			24.561.016.780
	- A0608 C.A. Venezolana de Televisión (VTV)	24.561.016.780			24.561.016.780

PROYECTO:	Fortalecimiento de los medios alternativos y comunitarios.
UNIDAD DE MEDIDA:	Centro fortalecido
CANTIDAD	117
ASIGNACIÓN PRESUPUESTARIA:	5.718.385.833
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Impulsar la consolidación de la red de medios alternativos y comunitarios
OBJETIVOS ESPECIFICOS:	Potenciar a los medios alternativos y comunitarios como herramientas de apoyo y difusión al trabajo de las comunidades organizadas y visiones sociales
RESULTADO:	Fomento de la comunicación alternativa y comunitaria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	288.000.000				288.000.000
4.02	Materiales, suministros y mercancías	17.393.382				17.393.382
4.03	Servicios no personales	1.702.573.329				1.702.573.329
4.04	Activos reales	3.710.419.122				3.710.419.122
	TOTAL	**5.718.385.833**				**5.718.385.833**

PROYECTO:	Campañas comunicacionales del MCI
UNIDAD DE MEDIDA:	Campaña
CANTIDAD	16
ASIGNACIÓN PRESUPUESTARIA:	72.825.415.894
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Establecer mecanismos que permitan la contra ofensiva comunicacional y aumentar el posicionamiento de la agenda del Gobierno.
OBJETIVOS ESPECIFICOS:	Difundir y consolidar la imagen de la Administración Pública Nacional.
RESULTADO:	Campañas Comunicacionales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)
PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.831.585.435				7.831.585.435
4.02	Materiales, suministros y mercancías	691.285.397				691.285.397
4.03	Servicios no personales	62.003.183.484				62.003.183.484
4.04	Activos reales	2.167.282.342				2.167.282.342
4.07	Transferencias y donaciones	132.079.236				132.079.236
	TOTAL	**72.825.415.894**				**72.825.415.894**

PROYECTO:	Promoción y difusión de la agenda del Gobierno en el ámbito nacional e internacional
UNIDAD DE MEDIDA:	Producto
CANTIDAD	10.124
ASIGNACIÓN PRESUPUESTARIA:	3.531.614.167
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Articular y optimizar la nueva estrategia comunicacional
OBJETIVOS ESPECIFICOS:	Posicionar la agenda del gobierno a nivel nacional e internacional con el fin de contrarrestar la ofensiva mediática hacia Venezuela
RESULTADO:	Divulgación de productos informativos que posicionen la agenda del gobierno en el ámbito nacional e internacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.974.213.244				2.974.213.244
4.02	Materiales, suministros y mercancías	74.321.974				74.321.974
4.03	Servicios no personales	460.331.729				460.331.729
4.04	Activos reales	22.747.220				22.747.220
	TOTAL	**3.531.614.167**				**3.531.614.167**

PROYECTO: Comunicaciones presidenciales y eventos oficiales

UNIDAD DE MEDIDA: Programa

CANTIDAD 13.951

ASIGNACIÓN PRESUPUESTARIA: 16.250.000.000

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Ampliación de la difusión de los logros del gobierno y del proyecto

OBJETIVOS ESPECIFICOS: Asumir la información como factor de desarrollo para informar y orientar a la sociedad sobre las actividades del Presidente de la República y de su gestión de gobierno

RESULTADO: Incremento de la difusión de los logros del gobierno y del proyecto bolivariano

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	8.341.185.113				8.341.185.113
4.02	Materiales, suministros y mercancías	1.261.750.000				1.261.750.000
4.03	Servicios no personales	5.471.885.175				5.471.885.175
4.04	Activos reales	1.175.179.712				1.175.179.712
	TOTAL	16.250.000.000				16.250.000.000

PROYECTO:	Producción del Programa Aló Presidente
UNIDAD DE MEDIDA:	Programa
CANTIDAD	52
ASIGNACIÓN PRESUPUESTARIA:	5.269.884.106
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Ampliar los espacios de participación ciudadana
OBJETIVOS ESPECIFICOS:	Propiciar un espacio de participación protagonista que funja como vinculo de comunicación entre el soberano y el Presidente de la República Bolivariana de Venezuela.
RESULTADO:	Producción de Programas de TV para la información y participación social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	763.239.823				763.239.823
4.02	Materiales, suministros y mercancías	847.016.697				847.016.697
4.03	Servicios no personales	3.197.639.175				3.197.639.175
4.04	Activos reales	461.988.411				461.988.411
	TOTAL	5.269.884.106				5.269.884.106

PROYECTO: Desarrollo de la industria audiovisual nacional Independiente.

UNIDAD DE MEDIDA: HORA

CANTIDAD 6.000

ASIGNACIÓN PRESUPUESTARIA: 7.100.000.000

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Ampliar los espacios de participación ciudadana a través de la responsabilidad social de los prestadores de servicios de radio y televisión, los anunciantes, los productores nacionales independientes y usuarios.

OBJETIVOS ESPECIFICOS: Desarrollo de la industria audiovisual nacional independiente para crear mecanismos de participación ciudadana de acuerdo a lo establecido en la ley.

RESULTADO: Desarrollo de la industria audiovisual nacional independiente.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.806.014.623				1.806.014.623
4.02	Materiales, suministros y mercancías	137.520.000				137.520.000
4.03	Servicios no personales	1.501.465.377				1.501.465.377
4.04	Activos reales	1.655.000.000				1.655.000.000
4.07	Transferencias y donaciones	2.000.000.000				2.000.000.000
	TOTAL	7.100.000.000				7.100.000.000

PROYECTO:	Transferencia para financiar los proyectos de la C.A. Venezolana de Televisión (V.T.V.)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	18.129.538.080
ASIGNACIÓN PRESUPUESTARIA:	18.129.538.080
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Articular y optimizar la nueva estrategia comunicacional
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos de la C.A.. Venezolana de Televisión (V.T.V.)
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	18.129.538.080				18.129.538.080
	TOTAL	18.129.538.080				18.129.538.080

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	18.129.538.080				18.129.538.080
4.07.01.00.00	Transferencias y donaciones corrientes internas	18.129.538.080				18.129.538.080
4.07.01.03.00	Transferencias corrientes internas al sector público	18.129.538.080				18.129.538.080
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	18.129.538.080				18.129.538.080
4.07.01.03.07	- A0608 C.A. Venezolana de Televisión (VTV)	18.129.538.080				18.129.538.080

PROYECTO:	Transferencia para financiar los proyectos de la Corporación Venezolana de Telecomunicaciones
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	6.939.631.260
ASIGNACIÓN PRESUPUESTARIA:	6.939.631.260
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Expandir los canales de soberanía e integración comunicacional
OBJETIVOS ESPECIFICOS:	transferencia para financiar los proyectos de la Corporación Venezolana de Telecomunicaciones
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	6.939.631.260				6.939.631.260
	TOTAL	6.939.631.260				6.939.631.260

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	6.939.631.260				6.939.631.260
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.939.631.260				6.939.631.260
4.07.01.03.00	Transferencias corrientes internas al sector público	6.939.631.260				6.939.631.260
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	6.939.631.260				6.939.631.260
4.07.01.03.07	- A1207 Corporación Venezolana de Telecomunicaciones (COVETEL)	6.939.631.260				6.939.631.260

PROYECTO:	Transferencia para financiar los proyectos del Servicio Autónomo Radio Nacional de Venezuela (RNV)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	2.300.444.358
ASIGNACION PRESUPUESTARIA:	2.300.444.358
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Ampliar la cobertura, calidad y la eficiencia del servicio de la Radio Nacional de Venezuela como ente difusor de las políticas del gobierno nacional
OBJETIVOS ESPECIFICOS:	transferencia para financiar los proyectos del Servicio Autónomo Radio Nacional de Venezuela (RNV)
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.300.444.358				2.300.444.358
	TOTAL	2.300.444.358				2.300.444.358

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.300.444.358				2.300.444.358
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.300.444.358				2.300.444.358
4.07.01.03.00	Transferencias corrientes internas al sector público	2.300.444.358				2.300.444.358
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.300.444.358				2.300.444.358
4.07.01.03.02	- A0076 Servicio Autónomo Radio Nacional de Venezuela	2.300.444.358				2.300.444.358

PROYECTO:	Transferencia para financiar los proyectos del Servicio Autónomo Imprenta Nacional y Gaceta Oficial
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	518.302.114
ASIGNACIÓN PRESUPUESTARIA:	518.302.114
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICA:	Articular y optimizar la nueva estrategia comunicacional
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos del servicio Autónomo Imprenta Nacional y Gaceta Oficial
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	518.302.114				518.302.114
	TOTAL	518.302.114				518.302.114

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	518.302.114				518.302.114
4.07.01.00.00	Transferencias y donaciones corrientes internas	518.302.114				518.302.114
4.07.01.03.00	Transferencias corrientes internas al sector público	518.302.114				518.302.114
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	518.302.114				518.302.114
4.07.01.03.02	- A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	518.302.114				518.302.114

PROYECTO:	Transferencia para financiar los proyectos de la Agencia Bolivariana de Noticias (ABN)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	1.825.546.854
ASIGNACIÓN PRESUPUESTARIA:	1.825.546.854
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Establecer mecanismos que permitan disminuir la contraofensiva comunicacional y aumentar el posicionamiento de la agenda del gobiemo
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos de la Agencia Bolivariana de Noticias (ABN)
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.825.546.854				1.825.546.854
	TOTAL	**1.825.546.854**				**1.825.546.854**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.825.546.854				1.825.546.854
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.825.546.854				1.825.546.854
4.07.01.03.00	Transferencias corrientes internas al sector público	1.825.546.854				1.825.546.854
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.825.546.854				1.825.546.854
4.07.01.03.02	- A0097 Agencia Bolivariana de Noticias (ABN)	1.825.546.854				1.825.546.854

PROYECTO:	Transferencia para financiar los proyectos de La Nueva Televisión del Sur, C,A. (T.V. SUR)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	1.182.137.334
ASIGNACIÓN PRESUPUESTARIA:	1.182.137.334
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Expandir los canales de soberanía e integración comunicacional
OBJETIVOS ESPECIFICOS:	Transferencia para financiar los proyectos de La Nueva Televisión del Sur, C,A. (T.V. SUR)
RESULTADO:	Transferencia

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.182.137.334				1.182.137.334
	TOTAL	1.182.137.334				1.182.137.334

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.182.137.334				1.182.137.334
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.182.137.334				1.182.137.334
4.07.01.03.00	Transferencias corrientes internas al sector público	1.182.137.334				1.182.137.334
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	1.182.137.334				1.182.137.334
4.07.01.03.07	- A1214 La Nueva Televisión del Sur, C.A. (T.V. SUR)	1.182.137.334				1.182.137.334

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	31.203.947.938				31.203.947.938
4.03	Servicios no Personales	5.207.427.950				5.207.427.950
	TOTAL	36.411.375.888				36.411.375.888

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	6.301.984.526				6.301.984.526
4.03	Servicios no personales	40.846.959.586				40.846.959.586
4.04	Activos reales	3.843.780.000				3.843.780.000
4.07	Transferencias y donaciones	31.566.300.000				31.566.300.000
	TOTAL	82.559.024.112				82.559.024.112

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	31.066.300.000				31.066.300.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.505.283.220				6.505.283.220
4.07.01.03.00	Transferencias corrientes internas al sector público	6.505.283.220				6.505.283.220
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.742.627.405				2.742.627.405
4.07.01.03.02	- A0076 Servicio Autónomo Radio Nacional de Venezuela	1.024.582.107				1.024.582.107
4.07.01.03.02	- A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial	356.489.520				356.489.520
4.07.01.03.02	- A0097 Agencia Bolivariana de Noticias	1.361.555.778				1.361.555.778
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	3.762.655.815				3.762.655.815
4.07.01.03.07	- A1207 Corporación Venezolana de Telecomunicaciones (COVETEL)	2.926.076.393				2.926.076.393
4.07.01.03.07	- A1214 La Nueva Televisión del Sur, C.A. (T.V. SUR)	836.579.422				836.579.422
4.07.03.00.00	Transferencias y donaciones de capital internas	24.561.016.780				24.561.016.780
4.07.03.03.00	Transferencias de capital internas al sector público	24.561.016.780				24.561.016.780
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros	24.561.016.780				24.561.016.780
4.07.03.03.05	- A0608 C.A. Venezolana de Televisión (VTV)	24.561.016.780				24.561.016.780

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	648.000.000				648.000.000
	TOTAL	648.000.000				648.000.000

Presidencia de la República

PRESIDENCIA DE LA REPÚBLICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Los lineamientos que la Presidencia de la República contempla para le ejecución del Presupuesto del año 2006, responden a los principales desafíos que tiene planteado el Gobierno Nacional para el citado ejercicio fiscal, especialmente profundizar y avanzar en el modelo de desarrollo económico y social endógeno, para beneficio de las mayorías nacionales, desarrollar una gestión pública más democrática, coherente, transparente y eficaz, además de exhibir con mayor fuerza los resultados concretos de la acción gubernamental.

En tal sentido y en el contexto de los mencionados desafíos, los lineamientos para el ejercicio fiscal 2006, representan un conjunto de conceptos, criterios y procedimientos, que actuarán como orientaciones prácticas para que cada órgano ente o entidad operativa del Estado, sea capaz de traducir en sus respectivos planes y presupuestos, los objetivos que sustentan las trascendentes transformaciones que sigue la sociedad venezolana. A ello contribuye la decisión del Ejecutivo Nacional de implantar para el año 2006, un Presupuesto por Proyectos, siendo el Proyecto el punto primordial para la asignación y distribución de los recursos fiscales.

El Despacho de la Presidencia de la República, como órgano promotor y rector de las políticas públicas del Alto Gobierno y en el marco de los lineamientos propuestos, orientará los recursos asignados, así como todo su esfuerzo material y humano, para alcanzar los objetivos y metas plasmados en el Plan Operativo Anual 2006, así mismo, en esta oportunidad en que los planes operativos y el presupuesto se formularon bajo una misma modalidad, se buscará asegurar los siguientes aspectos estratégicos:

- Los recursos del presupuesto responderán a una acción sintonizada con la Dirección Estratégica del Gobierno, buscando en todo momento estar en armonía con los diez (10) objetivos estratégicos difundidos en el documento "El Nuevo Mapa Estratégico", a saber:
  - Avanzar en la conformación de la nueva estructura social.
  - Articular y optimizar la nueva estrategia comunicacional.
  - Avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular.
  - Acelerar la creación de la nueva institucionalidad del Estado.
  - Activar una estrategia integral contra la corrupción.
  - Desarrollar la nueva estrategia electoral.
  - Acelerar la creación de un nuevo modelo productivo rumbo a la creación de un nuevo sistema económico.
  - Continuar instalando la nueva estructura territorial.
  - Profundizar y acelerar la conformación de la nueva estrategia militar nacional.
  - Seguir impulsando el nuevo sistema internacional multipolar.
- Todas las operaciones de la Presidencia de la República, serán la expresión sistematizada de un grupo de acciones y recursos que obedecen a objetivos y metas claramente definidos (gestión de presupuesto por proyectos).

La Presidencia de la República, en el Plan Operativo Anual y su Presupuesto, ha formulado un grupo de proyectos destinados a propiciar el alcance de los objetivos institucionales y por ende, los objetivos estratégicos del Gobierno Revolucionario, a saber:

- Diseñar programas de prevención de consumo de estupefacientes y sustancias psicotrópicas.
- Adecuación de la plataforma tecnológica del Despacho de la Presidencia.
- Presentar alternativas de solución oportuna a los miembros del CODENA y demás organismos del poder público en aquellos asuntos que puedan afectar la seguridad de la Nación.
- Coordinar acciones tendientes a satisfacer las necesidades de los ciudadanas y ciudadanos.
- Reestructuración y modernización del Despacho de la Presidencia, lo cual coadyuvará a construir la democracia bolivariana.
- Contribuir a divulgar la acción del Gobierno Revolucionario.
- Fortalecer las redes de intercambios de cooperativa mutua, en el ámbito internacional.
- Conservación y modernización de las instalaciones de la Presidencia de la República.
- Desarrollar un sistema de comunicaciones permanente entre el Presidente y los demás miembros del Ejecutivo Nacional.
- Conformación de la Comandancia General de la Reserva.

Cumpliendo con la política presupuestaria definida, el Despacho de la Presidencia de la República, logrará en el ejercicio económico 2006, mejorar la efectividad, eficiencia y transparencia de su gestión, todo en función de los objetivos estratégicos del Desarrollo Nacional.

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
370007000	Reestructuración y Modernización del Despacho de la Presidencia	Informe Técnico	3	356.170.790			356.170.790
370008000	Diseñar Programas de Prevención de Consumo de Estupefacientes y Sustancias Psicotrópicas	Taller / Jornada / Reunión	4	9.509.658.764			9.509.658.764
370009000	Adecuación de la Plataforma Tecnológica del Despacho del Presidente	Sistema	1	328.171.032			328.171.032
370010000	Coordinar acciones tendentes a satisfacer las necesidades de los ciudadanos y ciudadanas	Ayuda	63.758	16.885.899.960			16.885.899.960
370011000	Presentar alternativas de solución oportunas a los miembros del CODENA y demás organismos del poder público en asuntos relacionados con la seguridad y defensa de la Nación	Asesoría/Estudio	2.000	11.939.392.162			11.939.392.162
370012000	Conservación y Modernización de las Instalaciones de la Presidencia de la República	Obra	4	25.507.224.399			25.507.224.399
370013000	Desarrollar un Sistema de Comunicaciones permanentes entre el Señor Presidente de la República y todos los Miembros del Ejecutivo	Sistema	1	2.000.000.000			2.000.000.000
370014000	Contribuir a Divulgar las Acciones del Gobierno Nacional	Publicación	24	646.402.293			646.402.293
370015000	Fortalecer las Redes de Intercambio de Cooperativa Mutua en el Ámbito Internacional	Gira	4	6.840.000.000			6.840.000.000
370016000	Seguridad Presidencial	Día	365	12.352.580.600			12.352.580.600
370017000	Conformación de la Comandancia General de la Reserva	Hombre	300.500	70.000.000.000			70.000.000.000
TOTAL				156.365.500.000			156.365.500.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
370001000	Dirección y Coordinación de los Gastos de los Trabajadores	61.195.810.598			61.195.810.598
370002000	Gestión Administrativa	13.064.729.277			13.064.729.277
370003000	Previsión y Protección Social	12.990.760.125			12.990.760.125
	TOTAL	87.251.300.000			87.251.300.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	1.341	**10.431.033.210**
- Directivo	75	1.005.568.353
- Profesional y Técnico	318	3.427.236.709
- Administrativo	334	2.344.320.875
- Obrero	614	3.653.907.273
Personal Contratado	525	**3.414.172.800**
- Profesional y Técnico	60	457.431.690
- Administrativo	239	1.921.561.110
- Obrero	226	1.035.180.000
TOTAL	1.866	**13.845.206.010**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	97.248.408.470			97.248.408.470
4.02	Materiales, suministros y mercancías	39.436.408.136			39.436.408.136
4.03	Servicios no personales	67.754.334.242			67.754.334.242
4.04	Activos reales	7.384.047.282			7.384.047.282
4.06	Gastos de defensa y seguridad del estado	804.000.000			804.000.000
4.07	Transferencias y donaciones	30.977.034.768			30.977.034.768
4.11	Disminución de pasivos	12.567.102			12.567.102
	TOTAL	243.616.800.000			243.616.800.000

RELACIÓN DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	945.062.000			945.062.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	945.062.000			945.062.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	945.062.000			945.062.000
4.07.01.01.70	Subsidios educacionales al sector privado	945.062.000			945.062.000
	- S0887 Pre-Escolar María Concepción Palacios	945.062.000			945.062.000

PROYECTO:	Reestructuración y Modernización del Despacho de la Presidencia
UNIDAD DE MEDIDA:	Informe Técnico
CANTIDAD:	3
ASIGNACIÓN PRESUPUESTARIA:	356.170.790
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	*Construir la democracia bolivariana*
OBJETIVOS ESPECÍFICOS:	1-Contratación de asesores externos para el estudio y adecuación de la estructura organizativa
	2-Contratación de asesores externos para el estudio y adecuación de los procesos vitales del organismo
	3-Contratación de asesores externos para la revisión de la estructura de cargos y roles de la Presidencia de la República
RESULTADO:	-Estructura organizativa acorde con la nueva visión del Despacho de la Presidencia
	-Estructura de cargos y roles de acuerdo a los requerimientos del organismo
	-Normas y procedimientos actualizados, a tono con la misión del organismo
	-Fluidez de las comunicaciones de las unidades que integral la Oficina de Asuntos Presidenciales, a fin de prestar un servicios eficaz y eficiente al señor Presidente de la República.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	118.290.744				118.290.744
4.03	Servicios no personales	237.880.046				237.880.046
	TOTAL	356.170.790				356.170.790

PROYECTO:	Diseñar Programas de Prevención de Consumo de Estupefacientes y Sustancias Psicotrópicas
UNIDAD DE MEDIDA:	Taller / Jornada / Reunión
CANTIDAD:	4
ASIGNACIÓN PRESUPUESTARIA:	9.509.658.764
ÁREA ESTRATÉGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Planificar, organizar, ejecutar, dirigir, controlar, coordinar y supervisar en el ámbito nacional lo relacionado con el control, fiscalización, prevención, tratamiento, rehabilitación, reincorporación social y relaciones internacionales en materia de producción, tráfico y consumo de sustancias estupefacientes.
OBJETIVOS ESPECÍFICOS:	Coordinar las acciones necesarias con el fin de erradicar el flagelo del consumo ilícito de las dogas, mediante la incorporación de las Comunidades Populares, Organizaciones, ONG, Gobierno Central y Regional.
RESULTADO:	Creación y ejecución de proyectos de prevención integral en materia de consumo de estupefacientes, dirigidas a comunidades educativas y al sector privado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.427.547.214				5.427.547.214
4.02	Materiales, suministros y mercancías	592.620.030				592.620.030
4.03	Servicios no personales	3.182.562.400				3.182.562.400
4.04	Activos reales	148.304.120				148.304.120
4.07	Transferencias y donaciones	158.625.000				158.625.000
	TOTAL	9.509.658.764				9.509.658.764

PROYECTO:	Adecuación de la Plataforma Tecnológica del Despacho del Presidente
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	328.171.032
ÁREA ESTRATÉGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Continuar Instalando la Nueva Estructura Territorial
OBJETIVOS ESPECÍFICOS:	Mejora de la infraestructura y de los sistemas de información y comunicación
	Aumento de la eficiencia, eficacia, transparencia y buen funcionamiento del Despacho del Presidente
	Manejo de información en tiempo real para la toma de decisiones de las máximas autoridades
RESULTADO:	Plataforma moderna y cónsona con la necesidades reales del Despacho
	Automatización y adecuación de los procesos vitales de la organización

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	5.671.032				5.671.032
4.04	Activos reales	322.500.000				322.500.000
	TOTAL	328.171.032				328.171.032

PROYECTO:	Coordinar acciones tendentes a satisfacer las necesidades de los ciudadanos y ciudadanas
UNIDAD DE MEDIDA:	Ayuda
CANTIDAD:	63.758
ASIGNACIÓN PRESUPUESTARIA:	16.885.899.960
ÁREA ESTRATÉGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social.
OBJETIVOS ESPECÍFICOS:	Brindar atención al soberano sin ninguna distinción, en forma individual o en comunidades organizadas, a fin de gestionar ante los organismos públicos o privados las solicitudes de ayudas y/o apoyo elevadas a el señor Presidente de la República
	Apoyo otorgado a el soberano para la solución de patologías capaces de afectar y limitar el normal desenvolvimiento de niños, niñas adolescentes y adultos, permitiéndoles mejorar su calidad de vida a través de sistema de salud público o privado y el Convenio Cuba-Venezuela.
RESULTADO:	Apoyo otorgado al soberano a través de la gestión, coordinación y aprobación de ayudas directas, otorgándoles la oportunidad de mejorar sus condiciones socio-económicas y elevar su calidad de vida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	207.399.960				207.399.960
4.07	Transferencias y donaciones	16.678.500.000				16.678.500.000
	TOTAL	**16.885.899.960**				**16.885.899.960**

PROYECTO:	Presentar alternativas de solución oportunas a los miembros del CODENA y demás organismos del poder público en asuntos relacionados con la seguridad y defensa de la Nación
UNIDAD DE MEDIDA:	Asesoría/Estudio
CANTIDAD:	2.000
ASIGNACIÓN PRESUPUESTARIA:	11.939.392.162
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Profundizar y acelerar la conformación de la nueva etapa militar nacional
OBJETIVOS ESPECÍFICOS:	Asesorar permanentemente a los miembros de CODENA y demás organismos del poder público que lo soliciten, en asuntos relacionados con la defensa nacional
RESULTADO:	Presentar alternativas de solución oportuna a los miembros de CODENA y demás miembros del poder público en aquellos asuntos relacionados con la seguridad de la Nación

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	9.140.637.417				9.140.637.417
4.02	Materiales, suministros y mercancías	850.500.000				850.500.000
4.03	Servicios no personales	1.415.600.000				1.415.600.000
4.04	Activos reales	316.000.000				316.000.000
4.07	Transferencias y donaciones	204.087.643				204.087.643
4.11	Disminución de pasivos	12.567.102				12.567.102
	TOTAL	11.939.392.162				11.939.392.162

PROYECTO:	Conservación y Modernización de las Instalaciones de la Presidencia de la República
UNIDAD DE MEDIDA:	Obra
CANTIDAD:	4
ASIGNACIÓN PRESUPUESTARIA:	25.507.224.399
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Continuar Instalando la Nueva Estructura Territorial
OBJETIVOS ESPECÍFICOS:	Restauración de Edificaciones, Obras de Arte, Construcciones de Instalaciones, Sustitución de Equipos y Mobiliarios
RESULTADO:	Mejorar la Infraestructura del Conjunto Arquitectónico del Palacio de Miraflores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	45.470.064				45.470.064
4.02	Materiales, suministros y mercancías	5.221.253.131				5.221.253.131
4.03	Servicios no personales	16.840.501.204				16.840.501.204
4.04	Activos Reales	3.400.000.000				3.400.000.000
	TOTAL	25.507.224.399				25.507.224.399

PROYECTO:	Desarrollar un Sistema de Comunicaciones permanentes entre el Señor Presidente de la República y todos los Miembros del Ejecutivo
UNIDAD DE MEDIDA:	Sistema
CANTIDAD:	1
ASIGNACIÓN PRESUPUESTARIA:	2.000.000.000
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Articular y Optimizar la Nueva Estrategia Comunicacional
OBJETIVOS ESPECÍFICOS:	Mejora de Infraestructura y de los Sistemas de Información y Comunicaciones
RESULTADO:	Sistema de Comunicación Permanente, Seguro y Confiable
	Información en Tiempo Real para la toma de decisiones del Alto Gobierno

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no personales	2.000.000.000				2.000.000.000
	TOTAL	2.000.000.000				2.000.000.000

PROYECTO:	Contribuir a Divulgar las Acciones del Gobiemo Nacional
UNIDAD DE MEDIDA:	Publicación
CANTIDAD:	24
ASIGNACIÓN PRESUPUESTARIA:	646.402.293
ÁREA ESTRATÉGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Contribuir con el establecimiento de la democracia participativa y protagónica
OBJETIVOS ESPECÍFICOS:	Contribuir a la formación de la ideología política y revolucionaria en la población venezolana
RESULTADO:	Promoción de libros, folletos y otros medios impresos, con el fin de difundir los logros del Proceso Revolucionario

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	30.854.664				30.854.664
4.03	Servicios no personales	615.547.629				615.547.629
	TOTAL	646.402.293				646.402.293

PROYECTO:	Fortalecer las Redes de Intercambio de Cooperativa Mutua en el Ambito Internacional
UNIDAD DE MEDIDA:	Gira
CANTIDAD:	4
ASIGNACIÓN PRESUPUESTARIA:	6.840.000.000
ÁREA ESTRATÉGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Seguir impulsando el Nuevo Sistema Multipolar Internacional
OBJETIVOS ESPECÍFICOS:	Promover un Mundo Justo que Respete la Autodeterminación de los Pueblos y Contribuya a Superar las Barreras de la Exclusión, la Desigualdad, la Pobreza y la Tiranía
RESULTADO:	Multipolaridad, equidad y democracia en las relaciones internacionales
	Red Internacional de apoyo a la Revolución Bolivariana articulada
	Relaciones Internacionales de la República diversificadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	27.544.800				27.544.800
4.03	Servicios no personales	6.812.455.200				6.812.455.200
	TOTAL	6.840.000.000				6.840.000.000

PROYECTO:	Seguridad Presidencial
UNIDAD DE MEDIDA:	Día
CANTIDAD:	365
ASIGNACIÓN PRESUPUESTARIA:	12.352.580.600
ÁREA ESTRATÉGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Profundizar y acelerar la conformación de la nueva estrategia militar nacional
OBJETIVOS ESPECÍFICOS:	Prestar seguridad integral al ciudadano Presidente de la República, sus familiares y a las instalaciones presidenciales
RESULTADO:	Seguridad Presidencial y custodia de las instalaciones, donde ejerce sus funciones, a sus familiares y altas personalidades

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.500.000.000				2.500.000.000
4.02	Materiales, suministros y mercancías	702.463.983				702.463.983
4.03	Servicios no personales	9.103.607.477				9.103.607.477
4.04	Activos Reales	46.509.140				46.509.140
	TOTAL	12.352.580.600				12.352.580.600

PROYECTO:	Conformación de la Comandancia General de la Reserva
UNIDAD DE MEDIDA:	Hombre
CANTIDAD:	300.500
ASIGNACIÓN PRESUPUESTARIA:	70.000.000.000
ÁREA ESTRATÉGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Profundizar y Acelerar la conformación de la nueva estrategia nacional en concordancia con el desarrollo de la Nación
OBJETIVOS ESPECÍFICOS:	Desarrollo, despliegue y empleo de la Comandancia General de la Reserva, para garantizar la Independencia y Soberanía de la Nación
RESULTADO:	Unidades activas de reserva y unidades de instrucción de reserva operativas y altamente entrenadas con 300.500 hombres desplegados en ella

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	18.649.181.977				18.649.181.977
4.02	Materiales, suministros y mercancías	30.133.162.681				30.133.162.681
4.03	Servicios no personales	17.262.921.320				17.262.921.320
4.04	Activos reales	3.150.734.022				3.150.734.022
4.06	Gastos de defensa y seguridad del estado	804.000.000				804.000.000
	TOTAL	70.000.000.000				70.000.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	61.095.810.598				61.095.810.598
4.03	Servicios no personales	100.000.000				100.000.000
	TOTAL	61.195.810.598				61.195.810.598

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	1.936.408.311				1.936.408.311
4.03	Servicios no personales	10.183.258.966				10.183.258.966
4.07	Transferencias y donaciones	945.062.000				945.062.000
	TOTAL	13.064.729.277				13.064.729.277

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	12.990.760.125				12.990.760.125
	TOTAL	12.990.760.125				12.990.760.125

RELACIÓN DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	945.062.000				945.062.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	945.062.000				945.062.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	945.062.000				945.062.000
4.07.01.01.70	Subsidios educacionales al sector privado	945.062.000				945.062.000
4.07.01.01.70	- S0887 Pre-Escolar María Concepción Palacios	945.062.000				945.062.000

Consejo Moral Repúblicano

CONSEJO MORAL REPUBLICANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Consejo Moral Republicano, como órgano de expresión del Poder Ciudadano fundamenta su política presupuestaria para el ejercicio fiscal 2006, en las estrategias siguientes:

- Fortalecimiento institucional del Consejo Moral Republicano, mediante la proyección de su imagen en el ámbito nacional, estableciendo mecanismos de atención a solicitudes, garantizando su operatividad administrativa, implantar un sistema de información oportuno y confiable, establecer un sistema de recursos humanos adecuado a las necesidades y características del Consejo, y desarrollo de las normas jurídicas que rigen su actuación.
- Promover el conocimiento y estudio de la Constitución de la República Bolivariana de Venezuela, para lo cual se pretende publicar y distribuir material impreso, relacionado con las materias institucionales, dictar foros y talleres sobre temas constitucionales, en concordancia con el Ministerio de Educación y Deportes, y demás instituciones públicas cuyas actividades se encuentren vinculadas con la materia.
- Promover la formación cívica en la sociedad, a través de la difusión y el fortalecimiento de los principios y mecanismos de participación ciudadana, fomentar el conocimiento en las comunidades en materia de derechos humanos, así como dar cumplimiento a las demás atribuciones previstas en la Constitución.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
380007000	Promoción, educación y divulgación de los valores cívicos y rescate de valores en la escuela, familia y administración pública.	Campaña	2.400	1.125.000.000			1.125.000.000
380008000	Desarrollo de la plataforma tecnológica del Consejo Moral Republicano.	Red	1	196.000.000			196.000.000
	TOTAL			1.321.000.000			1.321.000.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
380001000	Dirección y Coordinación de los Gastos de los Trabajadores	1.103.240.688			1.103.240.688
380002000	Gestión Administrativa	566.459.312			566.459.312
	TOTAL	1.669.700.000			1.669.700.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO.
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	17	481.762.704
. Directivo	3	141.148.800
. Profesional y Técnico	10	296.050.344
. Personal Administrativo	4	44.563.560
Personal Contratado	5	147.999.996
. Profesional y Técnico	4	135.999.996
. Personal Administrativo	1	12.000.000
TOTAL	22	629.762.700

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Código	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	1.142.740.684			1.142.740.684
4.02	Materiales, Suministros y Mercancías	265.500.004			265.500.004
4.03	Servicios no Personales	1.324.859.312			1.324.859.312
4.04	Activos Reales	257.600.000			257.600.000
	TOTAL	2.990.700.000			2.990.700.000

PROYECTO:	Promoción, educación y divulgación de los valores cívicos y rescate de valores en la escuela, familia y administración pública.
UNIDAD DE MEDIDA:	Promoción
CANTIDAD	2.400
ASIGNACIÓN PRESUPUESTARIA:	1.125.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Articular y optimizar una estrategia integral comunicacional para fortalecer los principios éticos y rescate de valores en la ciudadanía
OBJETIVOS ESPECIFICOS:	Educar, promover y sensibilizar a la ciudadanía sobre el rescate de valores.
RESULTADO:	Ciudadano(a) sensibilizado(a)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	69.999.996				69.999.996
4.02	Materiales, Suministros y Mercancías	54.000.004				54.000.004
4.03	Servicios no Personales	983.000.000				983.000.000
4.04	Activos Reales	18.000.000				18.000.000
	TOTAL	1.125.000.000				1.125.000.000

PROYECTO:	Desarrollo de la plataforma tecnológica del Consejo Moral Republicano
UNIDAD DE MEDIDA:	Red
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	196.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Articular y optimizar una estrategia comunicacional
OBJETIVOS ESPECIFICOS:	Crear canales de comunicación en el Consejo Moral Republicano y con las instituciones que conforman el Poder Ciudadano.
RESULTADO:	Plataforma tecnológica operativa.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	2006
4.01	Gastos de Personal	6.000.000				6.000.000
4.03	Servicios no Personales	50.000.000				50.000.000
4.04	Activos Reales	140.000.000				140.000.000
	TOTAL	196.000.000				196.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.066.740.688				1.066.740.688
4.03	Servicios no Personales	36.500.000				36.500.000
	TOTAL	1.103.240.688				1.103.240.688

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros Y Mercancías	211.500.000				211.500.000
4.03	Servicios no Personales	255.359.312				255.359.312
4.04	Activos Reales	99.600.000				99.600.000
	TOTAL	566.459.312				566.459.312

Superintendencia Nacional de Auditoría Interna

SUPERINTENDENCIA NACIONAL DE AUDITORIA INTERNA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Superintendencia Nacional de Auditoría Interna, orientará la ejecución de su presupuesto de gastos para el Ejercicio Fiscal 2006, al cumplimiento de las funciones que le asigna la Ley Orgánica de la Administración Financiera del Sector Público, como órgano rector del sistema de control interno para la administración central y descentralizada funcionalmente.

A tales fines, se plantea el fortalecimiento del Sistema de Control interno, mediante las actividades siguientes:

- Asesorar al nivel más alto del Poder Ejecutivo, para lo cual se abordarán proyectos de alto impacto social y el diseño de indicadores de eficiencia, eficacia y gestión por tipo de organización.
- Reducir las áreas de riesgo específico por ente de la Administración Pública, mediante la implantación del índice SUNAI, que medirá la gestión en cada organismo, siendo sus principales componentes:
    - Presupuesto y registro contable
    - Áreas de riesgo específico
    - Tecnología de información
    - Autoridad y organización
    - Procesos, normas y procedimientos
    - Gobernabilidad y estrategia
- Prescribir normas de auditoría.
- Crear e implantar una Red de Control y Calidad de Gestión, concebida como un desarrollo organización, que complementa las estructuras de la auditoría interna.
- Creación e implantación de los Gabinetes Ejecutivos de Control y Calidad de Gestión a todos los niveles de la Administración Pública Nacional, con la finalidad de evaluar las áreas de riesgo específico de la gestión pública, con el propósito de proponer soluciones y dar seguimiento a los compromisos acordados.
- Prescribir las normas y procedimientos para facilitar la participación ciudadana y el ejercicio de la contraloría social, así como prestar asesoría a los contralores sociales.
- Evaluar los procesos estratégicos de los organismos sujetos al ámbito de la SUNAI, para elaborar los planes de auditorías que deberán desarrollarse.
- Iniciar los estudios para la creación de una entidad educativa, que permita formar funcionarios de la Administración Pública, en materia de administración financiera, control interno y auditoría.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Código	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
390007000	Supervisión, orientación y coordinación de un sistema moderno de control en los Organismos de la Administración Pública Nacional	Porcentaje	80	11.555.700.000			11.555.700.000
390008000	Adquisición, remodelación y dotación del Edificio Sede	Edificio	1	798.000.000			798.000.000
	TOTAL			12.353.700.000			12.353.700.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Código	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
390001000	Dirección y Coordinación de los Gastos de los Trabajadores	5.545.462.040			5.545.462.040
390002000	Gestión Administrativa	2.578.337.960			2.578.337.960
	TOTAL	8.123.800.000			8.123.800.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	161	3.264.259.668
- Directivo	33	1.351.920.000
- Profesional y Técnico	93	1.644.660.252
- Administrativo	35	267.679.416
Personal Contratado	2	95.040.000
- Profesional y Técnico	2	95.040.000
TOTAL	**163**	**3.359.299.668**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

Código	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	14.194.268.945			14.194.268.945
4.02	Materiales, Suministros y Mercancías	255.476.386			255.476.386
4.03	Servicios no Personales	3.663.804.669			3.663.804.669
4.04	Activos Reales	2.354.950.000			2.354.950.000
4.07	Transferencias y Donaciones	9.000.000			9.000.000
	TOTAL	**20.477.500.000**			**20.477.500.000**

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	2.500.000			2.500.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	2.500.000			2.500.000
4.07.02.01.00	Transferencias corrientes al exterior	2.500.000			2.500.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	2.500.000			2.500.000
	- I0230 Federación Latinoamericana de Auditoría Interna (FLAI)	2.500.000			2.500.000

PROYECTO:	Supervisión, orientación y coordinación de un sistema moderno de control en los Organismos de la Administración Pública Nacional
UNIDAD DE MEDIDA:	Porcentaje
CANTIDAD:	80
ASIGNACIÓN PRESUPUESTARIA:	11.555.700.000
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Activar una nueva estrategia integral y eficaz contra la corrupción
OBJETIVOS ESPECIFICOS:	Fortalecer el Sistema de Control Interno en los Organismos de la Administración Pública Nacional
RESULTADO:	Disminuir el número de observaciones sobre fallas y deficiencias del sistema de control interno

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		Fuente de Financiamiento				Presupuesto 2006
Código	Denominación	Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	8.748.956.905				8.748.956.905
4.02	Materiales, Suministros y Mercancías	172.216.450				172.216.450
4.03	Servicios no Personales	979.576.645				979.576.645
4.04	Activos Reales	1.654.950.000				1.654.950.000
	TOTAL	11.555.700.000				11.555.700.000

PROYECTO: Adquisición, remodelación y dotación del Edificio Sede

UNIDAD DE MEDIDA: Edificio

CANTIDAD: 1

ASIGNACIÓN PRESUPUESTARIA: 798.000.000

AREA ESTRATEGICA: Equilibrio Político

OBJETIVO ESTRATEGICO: Contar con la infraestructura necesaria para el funcionamiento del organismo

OBJETIVOS ESPECIFICOS: Dotar a la SUNAI de sede propia, acorde con las funciones que le competen

RESULTADO: Edificio remodelado y dotado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios no Personales	98.000.000				98.000.000
4.04	Activos Reales	700.000.000				700.000.000
	TOTAL	798.000.000				798.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	5.445.312.040				5.445.312.040
4.03	Servicios no Personales	100.150.000				100.150.000
	TOTAL	5.545.462.040				5.545.462.040

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	83.259.936				83.259.936
4.03	Servicios no Personales	2.486.078.024				2.486.078.024
4.07	Transferencias y Donaciones	9.000.000				9.000.000
	TOTAL	2.578.337.960				2.578.337.960

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

PARTIDAS

Código	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	2.500.000				2.500.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	2.500.000				2.500.000
4.07.02.01.00	Transferencias corrientes al exterior	2.500.000				2.500.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	2.500.000				2.500.000
4.07.02.01.04	- I0230 Federación Latinoamericana de Auditoría Interna (FLAI)	2.500.000				2.500.000

Ministerio para la Economía Popular

MINISTERIO PARA LA ECONOMÍA POPULAR

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio para la Economía Popular (MINEP), continuará fortaleciendo el proceso de construcción del modelo de desarrollo endógeno dentro del marco de sus competencias, focalizandose hacia la mayor participación organizada y protagónica del pueblo venezolano, para la consecución del estado democrático y social; para ello, formulará políticas que permitirán brindar un carácter sistemático al desarrollo de la economía popular, mediante la vinculación institucional y programática de sus entes de adscripción.

Dentro de las competencias del Ministerio para la Economía Popular se destacan:

- La regulación, formulación y seguimiento de políticas, la planificación y realización de las actividades del Ejecutivo Nacional en materia de participación ciudadana en el ámbito de la economía popular.
- Realizar el análisis de la gestión de la economía popular en el país y formular recomendaciones a los órganos y entes competentes.
- La regulación, formulación y seguimiento de políticas, la planificación y realización de las actividades del Ejecutivo Nacional en lo atinente a las normas operativas e instrumentos de promoción, autogestión y congestión de la población en el marco de la economía del Estado, que armonice la acción de los entes involucrados en la política sectorial, y el uso eficiente de los recursos destinados al financiamiento correspondiente.
- Participar en la elaboración de los planes y programas tendentes al desarrollo de la economía participativa en todas sus expresiones.
- Definir los mecanismos para la participación del sector público y privado en la planificación y ejecución de planes y programas relacionados con el desarrollo de la economía popular. En este sentido, servirá de enlace entre los entes involucrados y las iniciativas populares cuando las circunstancias así lo requieran.
- Impulsar el desarrollo del sistema microfinanciero en actividades tendentes al desarrollo de la economía popular.
- Propender al desarrollo de las actividades de comercialización y explotación en todos los sectores vinculados a la economía popular, con especial énfasis en el sector rural.
- Definir las políticas para los proyectos de capacitación en áreas determinantes para el desarrollo de la economia popular, en especial, la adquisición de conocimientos técnicos para el procesamiento, transformación y colocación en el mercado de la materia prima.
- Establecer las políticas para el fomento de la economia popular, estimulando el protagonismo de las cooperativas, cajas de ahorro, empresas familiares, microempresas y otras formas de asociación comunitaria para el trabajo, el ahorro y el consumo bajo el régimen de propiedad colectiva sustentada en la iniciativa popular.
- La evaluación, supervisión y control de las actividades de los entes que le están adscritos.
- Establecer las políticas, directrices y mecanismos para la coordinación de las acciones de los entes que le están adscritos. En este sentido, formulará las políticas sectoriales de asignación de recursos, así como controles de gestión y recuperación de los créditos otorgados.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
400007000	Plan Motorizador Político Ideológico del Modelo Socialista de la Economía Promotora de la Justicia Social, la Soberanía y la Optimización del Aparato Productivo Nacional	Comunidad	4.500.000	22.319.000.000			22.319.000.000
400009000	Adecuación Tecnológica de los NUDES	Sede Automatizada	40	1.000.000.000			1.000.000.000
400010000	Implementar y Desarrollar las Redes de Comercialización para Promover Productos Mejorando la Diversificación	Bolívares	500.000.000	500.000.000			500.000.000
400011000	Implementación de Sistemas de Seguridad por Biometrías	Sistema	1	517.200.000			517.200.000
400012000	Indicadores de Gestión, Desempeño, Pertinencia y Calidad de la Información	Bolívares	415.668.991	415.668.991			415.668.991
400013000	Implementar y Desarrollar las Cadenas Productivas a Nivel Nacional	Bolívares	600.000.000	600.000.000			600.000.000
400014000	Implantación de la Red Telemática Nacional de Comunicaciones y Sistemas de Información del MINEP	Dependencia	38	21.047.299.000			21.047.299.000
400015000	Optimización de la Institucionalidad Financiera de Apoyo a la Economía Popular	Sistema	6	81.000.000			81.000.000
400016000	Implementar y Conformar Ruedas de Negocios, Alianzas, Convenios y Mesas de Contratación para Generar Mayor Valor Agregado Garantizando Nuevas Fuentes de Empleo	Contrato Tramitado	24	476.299.462			476.299.462
400017000	Organización, Planificación, Evaluación de las Unidades Productivas, en el Marco del Nuevo Modelo para la Economía	Cooperativa	105	218.116.395			218.116.395
400018000	Promover Dentro de la Institución un Proceso que Permita Desarrollar el Nuevo Modelo de Función Pública al Servicio del Ciudadano	Personal	201	100.008.695			100.008.695
400019000	Fortalecimiento a la Gestión Cooperativa	Cooperativa	28.000	13.975.000.000			13.975.000.000
400020000	Capacitación de Cooperativismo	Bolívares	1.356.343.040	1.356.313.042			1.356.313.042
400021000	Fortalecimiento a la Acción Cooperativa	Bolívares	238.512.663	238.512.663			238.512.663

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
400022000	Automatizar la Gestión Ejecutiva del Ministerio para la Economía Popular a través de la Implantación de Sistemas de Información	Bolívares	1.006.200.000	1.006.200.000			1.006.200.000
400023000	Automatización, Fortalecimiento y Consolidación de la Gestión Cooperativa	Bolívares	2.683.312.448	2.683.312.448			2.683.312.448
400024000	Transferencias para Financiar los Proyectos de la Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	Bolívares	81.063.247.432	55.297.548.532	25.765.698.900		81.063.247.432
400025000	Transferencias para Financiar los Proyectos de la Fundación Misión Vuelvan Caras	Bolívares	16.984.140.000	16.984.140.000			16.984.140.000
400026000	Transferencias para Financiar los Proyectos del Banco de Desarrollo de la Mujer (BANMUJER)	Bolívares	23.776.746.835	23.776.746.835			23.776.746.835
400027000	Transferencias para Financiar los Proyectos del Fondo de Crédito Industrial (FONCREI)	Bolívares	195.958.851.903	159.408.851.903	36.550.000.000		195.958.851.903
400028000	Transferencias para Financiar los Proyectos del Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)	Bolívares	50.303.963.990	50.303.963.990			50.303.963.990
400029000	Transferencias para Financiar los Proyectos del Banco del Pueblo Soberano	Bolívares	5.623.793.125	5.623.793.125			5.623.793.125
400030000	Transferencias para Financiar los Proyectos del Fondo de Desarrollo Microfinanciero (FONDEMI)	Bolívares	39.252.069.386	39.252.069.386			39.252.069.386
400031000	Transferencias para Financiar los Proyectos del Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)	Bolívares	48.564.655.533	48.564.655.533			48.564.655.533
400033000	Promoción y Divulgación del Cooperativismo en Venezuela	Bolívares	500.000.000	500.000.000			500.000.000
	TOTAL			466.245.700.000	62.315.698.900		528.561.398.900

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
400001000	Dirección y Coordinación de los Gastos de los Trabajadores	20.816.959.802			20.816.959.802
400002000	Gestión Administrativa	113.031.040.198			113.031.040.198
	TOTAL	133.848.000.000			133.848.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	289	2.669.739.646
- Directivo	21	366.681.163
- Profesional y Técnico	209	1.983.805.500
- Personal Administrativo	19	101.850.725
- Obrero	40	217.402.258
Personal Fijo a Tiempo Parcial	10	16.034.580
- Profesional y Técnico	10	16.034.580
Personal Contratado	478	9.487.239.540
- Profesional y Técnico	468	9.474.090.000
- Obrero	10	13.149.540
TOTAL	777	12.173.013.766

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	33.609.103.069			33.609.103.069
4.02	Materiales, Suministros y Mercancías	14.097.858.040			14.097.858.040
4.03	Servicios No Personales	33.877.769.282			33.877.769.282
4.04	Activos Reales	19.245.050.305			19.245.050.305
4.05	Activos Financieros	246.403.969.680			246.403.969.680
4.07	Transferencias y Donaciones	252.840.099.624	62.315.698.900		315.155.798.524
4.11	Disminución de Pasivos	19.850.000			19.850.000
	TOTAL	600.093.700.000	62.315.698.900		662.409.398.900

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.05.00.00.00	Activos Financieros	246.403.969.680			246.403.969.680
4.05.01.00.00	Aportes en Acciones y Participaciones de Capital	246.403.969.680			246.403.969.680
4.05.01.02.00	Aportes en Acciones y Participaciones de Capital al Sector Público	246.403.969.680			246.403.969.680
4.05.01.02.05	Aportes en Acciones y Participaciones de Capital a Entes Descentralizados Financieros Bancarios	29.430.462.244			29.430.462.244
	- A0718 Banco de Desarrollo de la Mujer, C.A.	29.430.462.244			29.430.462.244
4.05.01.02.06	Aportes en Acciones y Participaciones de Capital a Entes Descentralizados Financieros No Bancarios	216.973.507.436			216.973.507.436
	- A0808 Fondo de Crédito Industrial (FONCREI)	159.408.851.903			159.408.851.903
	- A0840 Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)	28.564.655.533			28.564.655.533
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	29.000.000.000			29.000.000.000
4.07.00.00.00	Transferencias y Donaciones	252.340.099.624	62.315.698.900		314.655.798.524
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	189.505.125.710	7.883.208.146		197.388.333.856
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	189.505.125.710	7.883.208.146		197.388.333.856
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	145.127.661.224	7.883.208.146		153.010.869.370
	- A0046 Instituto Nacional de Cooperación Educativa (INCE)	65.937.100.000			65.937.100.000
	- A0302 Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	60.420.104.224	7.883.208.146		68.303.312.370
	- A0422 Fundación Misión Vuelvan Caras	18.770.457.000			18.770.457.000
4.07.01.03.08	Transferencias Corrientes a Entes Descentralizados Financieros Bancarios	6.165.959.591			6.165.959.591
	- A0717 Banco del Pueblo Soberano, C.A.	2.000.000.000			2.000.000.000
	- A0718 Banco de Desarrollo de la Mujer, C.A.	4.165.959.591			4.165.959.591
4.07.01.03.09	Transferencias Corrientes a Entes Descentralizados Financieros No Bancarios	38.211.504.895			38.211.504.895
	- A0840 Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)	20.000.000.000			20.000.000.000
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	16.771.504.895			16.771.504.895
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)	1.440.000.000			1.440.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	62.834.973.914	54.432.490.754		117.267.464.668
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	62.834.973.914	54.432.490.754		117.267.464.668
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	4.981.327.308	17.882.490.754		22.863.818.062
	- A0302 Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	4.767.644.308	17.882.490.754		22.650.135.062
	- A0422 Fundación Misión Vuelvan Caras	213.683.000			213.683.000
4.07.03.03.06	Transferencias de Capital a Entes Descentralizados Financieros Bancarios	5.804.118.125			5.804.118.125
	- A0717 Banco del Pueblo Soberano, C.A.	5.623.793.125			5.623.793.125
	- A0718 Banco de Desarrollo de la Mujer, C.A.	180.325.000			180.325.000
4.07.03.03.07	Transferencias de Capital a Entes Descentralizados Financieros No Bancarios	52.049.528.481	36.550.000.000		88.599.528.481
	- A0808 Fondo de Crédito Industrial (FONCREI)		36.550.000.000		36.550.000.000
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	1.745.564.491			1.745.564.491
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)	50.303.963.990			50.303.963.990

PROYECTO:	Plan Motorizador Político Ideológico del Modelo Socialista de la Economía Promotora de la Justicia Social, la Soberanía y la Optimización del Aparato Productivo Nacional
UNIDAD DE MEDIDA:	Comunidad
CANTIDAD	4.500.000
ASIGNACIÓN PRESUPUESTARIA:	22.319.000.000
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Impulsar una gestión comunicacional de soporte fundamental a toda la estructura del MINEP
OBJETIVOS ESPECIFICOS:	Dar a conocer y posicionar al MINEP como Organismo medular en el Proceso Revolucionario Bolivariano
RESULTADO:	Comunidades en conocimiento del funcionamiento del MINEP

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	1.318.000.000				1.318.000.000
4.03	Servicios No Personales	18.730.000.000				18.730.000.000
4.04	Activos Reales	2.271.000.000				2.271.000.000
	TOTAL	22.319.000.000				22.319.000.000

PROYECTO: Adecuación Tecnológica de los Nudes

UNIDAD DE MEDIDA: Sede Automatizada

CANTIDAD 40

ASIGNACIÓN PRESUPUESTARIA: 1.000.000.000

AREA ESTRATEGICA: Equilibrio Territorial

OBJETIVO ESTRATEGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico

OBJETIVOS ESPECIFICOS: Brindar servicios tecnológicos a las cooperativas agrícolas y poblaciones adyacentes a los Nudes

RESULTADO: Salas Telemáticas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	210.152.000				210.152.000
4.02	Materiales, Suministros y Mercancías	144.766.000				144.766.000
4.03	Servicios No Personales	64.976.000				64.976.000
4.04	Activos Reales	580.106.000				580.106.000
	TOTAL	1.000.000.000				1.000.000.000

PROYECTO:	Implementar y Desarrollar las Redes de Comercialización para Promover Productos Mejorando la Diversificación
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	500.000.000
ASIGNACIÓN PRESUPUESTARIA:	500.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Construir una estructura económica sustentable, participativa, protagónica y que garantice la seguridad alimentaria
OBJETIVOS ESPECIFICOS:	Desarrollar las nuevas redes de comercialización a nivel nacional
RESULTADO:	Cooperativas organizadas en redes de comercialización

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	266.553.528				266.553.528
4.02	Materiales, Suministros y Mercancías	6.000.000				6.000.000
4.03	Servicios No Personales	198.446.472				198.446.472
4.04	Activos Reales	29.000.000				29.000.000
	TOTAL	500.000.000				500.000.000

PROYECTO: Implementación de Sistemas de Seguridad por Biometrías

UNIDAD DE MEDIDA: Sistema

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 517.200.000

AREA ESTRATEGICA: Equilibrio Territorial

OBJETIVO ESTRATEGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico

OBJETIVOS ESPECIFICOS: Proveer al Ministerio de un sistema de seguridad que permita la autentificación de los funcionarios a la entrada de las áreas administrativas de la sede

RESULTADO: Sistema de seguridad por biometría en el edificio sede del MINEP

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	22.200.000				22.200.000
4.02	Materiales, Suministros y Mercancías	24.100.000				24.100.000
4.03	Servicios No Personales	3.700.000				3.700.000
4.04	Activos Reales	467.200.000				467.200.000
	TOTAL	517.200.000				517.200.000

PROYECTO: Indicadores de Gestión, Desempeño, Pertinencia y Calidad de la Información

UNIDAD DE MEDIDA: Bolívares

CANTIDAD 415.668.991

ASIGNACIÓN PRESUPUESTARIA: 415.668.991

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Acelerar la construcción del nuevo modelo productivo rumbo a la creación del nuevo sistema económico

OBJETIVOS ESPECIFICOS: Diseñar e implementar un sistema de indicadores de coyuntura para el monitoreo, seguimiento y evaluación de gestión y desempeño de los Organismo adscritos, en el marco de las políticas de formación y desarrollo de la dirección de formación y desarrollo del MINEP

RESULTADO: Sistema de indicadores implantados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	239.853.991				239.853.991
4.02	Materiales, Suministros y Mercancías	104.015.000				104.015.000
4.04	Activos Reales	71.800.000				71.800.000
	TOTAL	415.668.991				415.668.991

PROYECTO:	Implementar y Desarrollar las Cadenas Productivas a Nivel Nacional
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	600.000.000
ASIGNACIÓN PRESUPUESTARIA:	600.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Construir una estructura socioproductiva que garantice la conformación de las cadenas por actividad económica a nivel nacional
RESULTADO:	Conformación de cooperativas en cadenas productivas por actividad económica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	266.533.529				266.533.529
4.02	Materiales, Suministros y Mercancías	6.019.996				6.019.996
4.03	Servicios No Personales	298.710.874				298.710.874
4.04	Activos Reales	28.735.601				28.735.601
	TOTAL	600.000.000				600.000.000

PROYECTO:	Implantación de la Red Telemática Nacional de Comunicaciones y Sistemas de Información del MINEP
UNIDAD DE MEDIDA:	Dependencia
CANTIDAD	38
ASIGNACIÓN PRESUPUESTARIA:	21.047.299.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Implantar la plataforma telemática de comunicaciones del MINEP, la cual interconectará a las sedes administrativas y entes adscritos a nivel nacional, brindando el sistema financiero y todos aquellos que permitan la operatividad de la misma
RESULTADO:	Dependencias del MINEP y Entes Adscritos adecuados a la plataforma tecnológica de comunicaciones y de sistemas de información

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	798.768.000				798.768.000
4.02	Materiales, Suministros y Mercancías	8.700.000.000				8.700.000.000
4.03	Servicios No Personales	115.200.000				115.200.000
4.04	Activos Reales	11.433.331.000				11.433.331.000
	TOTAL	**21.047.299.000**				**21.047.299.000**

PROYECTO:	Optimización de la Institucionalidad Financiera de Apoyo a la Economía Popular
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	6
ASIGNACIÓN PRESUPUESTARIA:	81.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Coadyuvar en el desarrollo de un nuevo sistema económico y de una nueva estructura social
RESULTADO:	Sistema de finanzas integrados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	81.000.000				81.000.000
	TOTAL	81.000.000				81.000.000

PROYECTO: Implementar y Conformar Ruedas de Negocios, Alianzas, Convenios y Mesas de Contratación para Generar Mayor Valor Agregado Garantizando Nuevas Fuentes de Empleo

UNIDAD DE MEDIDA: Contrato Tramitado

CANTIDAD 24

ASIGNACIÓN PRESUPUESTARIA: 476.299.462

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico

OBJETIVOS ESPECIFICOS: Implementar y desarrollar mediante las mesas de contratación, rueda de negocios, convenios entre otros, las cooperativas y microempresas

RESULTADO: Cantidad de acuerdos logrados por las cooperativas financiadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	266.553.528				266.553.528
4.02	Materiales, Suministros y Mercancías	6.500.000				6.500.000
4.03	Servicios No Personales	183.245.934				183.245.934
4.04	Activos Reales	20.000.000				20.000.000
	TOTAL	476.299.462				476.299.462

PROYECTO:	Organización, Planificación, Evaluación de las Unidades Productivas, en el Marco del Nuevo Modelo para la Economia
UNIDAD DE MEDIDA:	Cooperativa
CANTIDAD	105
ASIGNACIÓN PRESUPUESTARIA:	218.116.395
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Proporcionar a las organizaciones productivas asesoría, consultoría, evaluación y acompañamiento social en lo relacionado a proyectos
RESULTADO:	Organizaciones productivas con proyectos asesorados, evaluados de manera eficiente y con acompañamiento social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.03	Servicios No Personales	218.116.395				218.116.395
	TOTAL	218.116.395				218.116.395

PROYECTO:	Promover Dentro de la Institución un Proceso que Permita Desarrollar el Nuevo Modelo de Función Publica al Servicio del Ciudadano
UNIDAD DE MEDIDA:	Personal
CANTIDAD	201
ASIGNACIÓN PRESUPUESTARIA:	100.008.695
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la creación de la nueva institucionalidad del aparato del Estado
OBJETIVOS ESPECIFICOS:	Lograr en los Funcionarios del MINEP, el Servidor Público con la capacidad de optimizar la función publica, donde el conocimiento, la disposición, la solidaridad, el compromiso y la honestidad sean su eje de acción en el quehacer diario
RESULTADO:	Servicio Educativo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	66.608.695				66.608.695
4.02	Materiales, Suministros y Mercancías	18.400.000				18.400.000
4.03	Servicios No Personales	15.000.000				15.000.000
	TOTAL	100.008.695				100.008.695

PROYECTO:	Fortalecimiento a la Gestión Cooperativa
UNIDAD DE MEDIDA:	Cooperativa
CANTIDAD	28.000
ASIGNACIÓN PRESUPUESTARIA:	13.975.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Promover, fortalecer y difundir la gestión de las cooperativas y del movimiento cooperativo, a través de actividades de formación y educación que permita desarrollar empresas con niveles de eficiencia, competitividad y responsabilidad social, que generen bienestar integral colectivo y personal
RESULTADO:	Asociaciones cooperativas fortalecidas, gestionando sus empresas con niveles de eficiencia y responsabilidad social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	7.684.249.999				7.684.249.999
4.02	Materiales, Suministros y Mercancías	1.387.230.444				1.387.230.444
4.03	Servicios No Personales	4.192.464.654				4.192.464.654
4.04	Activos Reales	711.054.903				711.054.903
	TOTAL	**13.975.000.000**				**13.975.000.000**

PROYECTO:	Capacitación de cooperativismo
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	1.356.313.042
ASIGNACIÓN PRESUPUESTARIA:	1.356.313.042
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Ampliar el radio de acción de SUNACOOP en capacitación
RESULTADO:	Programa de formación de multiplicadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	720.060.872				720.060.872
4.02	Materiales, Suministros y Mercancías	149.084.815				149.084.815
4.03	Servicios No Personales	428.535.646				428.535.646
4.04	Activos Reales	58.631.709				58.631.709
	TOTAL	1.356.313.042				1.356.313.042

PROYECTO: Fortalecimiento a la Acción Cooperativa

UNIDAD DE MEDIDA: Bolívares

CANTIDAD 238.512.663

ASIGNACIÓN PRESUPUESTARIA: 238.512.663

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico

OBJETIVOS ESPECIFICOS: Estructurar un mecanismo para apoyar la integración cooperativa y el financiamiento de proyectos hacia el sector cooperativo

RESULTADO: Programa de asesoría y apoyo al sector cooperativo para ser integradas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	192.000.000				192.000.000
4.02	Materiales, Suministros y Mercancías	1.618.170				1.618.170
4.03	Servicios No Personales	18.315.497				18.315.497
4.04	Activos Reales	26.578.996				26.578.996
	TOTAL	238.512.663				238.512.663

PROYECTO:	Automatizar la Gestión Ejecutiva del Ministerio para la Economía Popular a través de la Implantación de Sistemas de Información
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	1.006.200.000
ASIGNACIÓN PRESUPUESTARIA:	1.006.200.000
AREA ESTRATEGICA:	Equilibrio Territorial
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Implantar sistemas transaccionales y de Datos Integrados que permitan la automatización de los procesos Financieros, Formativos, Estadísticos e Informativos del MINEP
RESULTADO:	Sistemas implantados en las Oficinas del MINEP

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	420.000.000				420.000.000
4.02	Materiales, Suministros y Mercancías	1.000.000				1.000.000
4.04	Activos Reales	585.200.000				585.200.000
	TOTAL	1.006.200.000				1.006.200.000

PROYECTO: Automatización, Fortalecimiento y Consolidación de la Gestión Cooperativa

UNIDAD DE MEDIDA: Bolívares

CANTIDAD 2.683.312.448

ASIGNACIÓN PRESUPUESTARIA: 2.683.312.448

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico

OBJETIVOS ESPECIFICOS: Automatizar, sistematizar y fortalecer la gestión cooperativa

RESULTADO: Sistema automatizado que permita la organización y registro de cooperativas para el fortalecimiento y consolidación de la gestión cooperativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	2.159.995.990				2.159.995.990
4.02	Materiales, Suministros y Mercancías	19.198.910				19.198.910
4.03	Servicios No Personales	206.115.343				206.115.343
4.04	Activos Reales	298.002.205				298.002.205
	TOTAL	2.683.312.448				2.683.312.448

PROYECTO: Transferencias para Financiar los Proyectos de la Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)

UNIDAD DE MEDIDA: Bolívares

CANTIDAD 81.063.247.432

ASIGNACIÓN PRESUPUESTARIA: 81.063.247.432

AREA ESTRATEGICA: Equilibrio Territorial

OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social

OBJETIVOS ESPECIFICOS: Contribuir en forma eficaz y productiva con el desarrollo rural sostenible del país, facilitando la generación de capacidades humanas para la participación consciente y activa en los procesos de cambio de las comunidades rurales

RESULTADO: Elevar las condiciones socio-económicas de las zonas rurales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	55.297.548.532	25.765.698.900			81.063.247.432
	- Desarrollo de Cadenas Agroproductivas en la Región de Barlovento		8.486.148.900			8.486.148.900
	- Zonas Semiáridas de los Estados Lara y Falcón, Segunda Fase (PROSALAFA)		10.679.050.000			10.679.050.000
	- Desarrollo de Comunidades Rurales Pobres (PRODECOP)		6.600.500.000			6.600.500.000
	- Convenio de Cooperación	13.459.703.460				13.459.703.460
	Resto de Fuentes de Financiamiento	41.837.845.072				41.837.845.072
	TOTAL	55.297.548.532	25.765.698.900			81.063.247.432

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	55.297.548.532	25.765.698.900			81.063.247.432
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	51.204.904.224	7.883.208.146			59.088.112.370
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	51.204.904.224	7.883.208.146			59.088.112.370
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	51.204.904.224	7.883.208.146			59.088.112.370
	- A0302 Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	51.204.904.224	7.883.208.146			59.088.112.370
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	4.092.644.308	17.882.490.754			21.975.135.062
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	4.092.644.308	17.882.490.754			21.975.135.062
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin fines Empresariales	4.092.644.308	17.882.490.754			21.975.135.062
	- A0302 Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	4.092.644.308	17.882.490.754			21.975.135.062

PROYECTO:	Transferencias para Financiar los Proyectos de la Fundación Misión Vuelvan Caras
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	16.984.140.000
ASIGNACIÓN PRESUPUESTARIA:	16.984.140.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Administrar los bienes muebles e inmuebles destinados a la ejecución de las actividades asignadas al plan extraordinario "Misión Vuelvan Caras"
RESULTADO:	Cooperativas beneficiadas de la dotación de activos (bienes inmuebles)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	16.984.140.000				16.984.140.000
	TOTAL	16.984.140.000				16.984.140.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	16.984.140.000				16.984.140.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	16.984.140.000				16.984.140.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	16.984.140.000				16.984.140.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	16.984.140.000				16.984.140.000
	- A0422 Fundación Misión Vuelvan Caras	16.984.140.000				16.984.140.000

PROYECTO:	Transferencias para Financiar los Proyectos del Banco de Desarrollo de la Mujer (BANMUJER)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	23.776.746.835
ASIGNACIÓN PRESUPUESTARIA:	23.776.746.835
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Facilitar servicios financieros y no financieros a mujeres en condiciones de pobreza
RESULTADO:	Créditos a Liquidar a las mujeres organizadas en cooperativas y U. E A familiares

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.05	Activos Financieros	23.776.746.835				23.776.746.835
	TOTAL	23.776.746.835				23.776.746.835

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.05.00.00.00	Activos Financieros	23.776.746.835				23.776.746.835
4.05.01.00.00	Aportes en Acciones y Participaciones de Capital	23.776.746.835				23.776.746.835
4.05.01.02.00	Aportes en Acciones y Participaciones de Capital al Sector Público	23.776.746.835				23.776.746.835
4.05.01.02.05	Aportes en Acciones y Participaciones de Capital a Entes Descentralizados Financieros Bancarios	23.776.746.835				23.776.746.835
	- A0718 Banco de Desarrollo de la Mujer, C.A.	23.776.746.835				23.776.746.835

PROYECTO:	Transferencias para Financiar los Proyectos del Fondo de Crédito Industrial (FONCREI)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	159.958.851.903
ASIGNACIÓN PRESUPUESTARIA:	195.958.851.903
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Identificar, fomentar, garantizar y consolidar los financiamientos de los proyectos para el desarrollo endógeno, para contribuir en la transformación del modelo productivo, basado en la corresponsabilidad, sustentabilidad y mejora de la calidad de vida, asistiendo a las cooperativas y a las empresas
RESULTADO:	Fortalecer la microempresa y las cooperativas a través del otorgamiento de créditos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.05	Activos Financieros	159.408.851.903				159.408.851.903
4.07	Transferencias y Donaciones		36.550.000.000			36.550.000.000
	- Apoyo a la Pequeña y Mediana Empresa		36.550.000.000			36.550.000.000
	TOTAL	159.408.851.903	36.550.000.000			195.958.851.903

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.05.00.00.00	Activos Financieros	159.408.851.903				159.408.851.903
4.05.01.00.00	Aportes en Acciones y Participaciones de Capital	159.408.851.903				159.408.851.903
4.05.01.02.00	Aportes en Acciones y Participaciones de Capital al Sector Público	159.408.851.903				159.408.851.903
4.05.01.02.06	Aportes en Acciones y Participaciones de Capital a Entes Descentralizados Financieros no Bancarios	159.408.851.903				159.408.851.903
	- A0808 Fondo de Crédito Industrial (FONCREI)	159.408.851.903				159.408.851.903
4.07.00.00.00	Transferencias y Donaciones		36.550.000.000			36.550.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas		36.550.000.000			36.550.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público		36.550.000.000			36.550.000.000
4.07.03.03.07	Transferencias de Capital a Entes Descentralizados Financieros no Bancarios		36.550.000.000			36.550.000.000
	- A0808 Fondo de Crédito Industrial (FONCREI)		36.550.000.000			36.550.000.000

PROYECTO:	Transferencias para Financiar los Proyectos del Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	50.303.963.990
ASIGNACIÓN PRESUPUESTARIA:	50.303.963.990
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Promover la participación de la PYMI y cooperativas en el mejoramiento de la productividad y competitividad
RESULTADO:	Cooperativas y PYMIS de producción asistidas técnicamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	50.303.963.990				50.303.963.990
	TOTAL	**50.303.963.990**				**50.303.963.990**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	50.303.963.990				50.303.963.990
4.07.03.00.00	Transferencias y Donaciones de Capital internas	50.303.963.990				50.303.963.990
4.07.03.03.00	Transferencias de Capital internas al Sector Público	50.303.963.990				50.303.963.990
4.07.03.03.07	Transferencias de Capital a entes Descentralizados Financieros no Bancarios	50.303.963.990				50.303.963.990
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)	50.303.963.990				50.303.963.990

PROYECTO:	Transferencias para Financiar los Proyectos del Banco del Pueblo Soberano
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	5.623.793.125
ASIGNACIÓN PRESUPUESTARIA:	5.623.793.125
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Combatir el desempleo insertando la población excluida en el nuevo modelo de desarrollo
RESULTADO:	Otorgamiento de créditos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	5.623.793.125				5.623.793.125
	TOTAL	5.623.793.125				5.623.793.125

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	5.623.793.125				5.623.793.125
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	5.623.793.125				5.623.793.125
4.07.03.03.00	Transferencias de Capital internas al Sector Público	5.623.793.125				5.623.793.125
4.07.03.03.06	Transferencias de Capital a entes Descentralizados Financieros Bancarios	5.623.793.125				5.623.793.125
	- A0717 Banco del Pueblo Soberano, C.A.	5.623.793.125				5.623.793.125

PROYECTO:	Transferencias para Financiar los Proyectos del Fondo de Desarrollo Microfinanciero (FONDEMI)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	39.252.069.386
ASIGNACIÓN PRESUPUESTARIA:	39.252.069.386
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Apoyar las políticas de fomento, desarrollo y fortalecimiento del sistema microfinanciero
RESULTADO:	Entes de ejecución fortalecidos y creados en todo el territorio nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.05	Activos Financieros	29.000.000.000				29.000.000.000
4.07	Transferencias y Donaciones	10.252.069.386				10.252.069.386
	TOTAL	39.252.069.386				39.252.069.386

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.05.00.00.00	Activos Financieros	29.000.000.000				29.000.000.000
4.05.01.00.00	Aportes en Acciones y Participaciones de Capital	29.000.000.000				29.000.000.000
4.05.01.02.00	Aportes en Acciones y Participaciones de Capital al Sector Público	29.000.000.000				29.000.000.000
4.05.01.02.06	Aportes en Acciones y Participaciones de Capital a Entes Descentralizados Financieros No Bancarios	29.000.000.000				29.000.000.000
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	29.000.000.000				29.000.000.000
4.07.00.00.00	Transferencias y Donaciones	10.252.069.386				10.252.069.386
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	8.890.504.895				8.890.504.895
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	8.890.504.895				8.890.504.895
4.07.01.03.09	Transferencias Corrientes a Entes Descentralizados Financieros no Bancarios	8.890.504.895				8.890.504.895
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	8.890.504.895				8.890.504.895
4.07.03.00.00	Transferencias y Donaciones de Capital internas	1.361.564.491				1.361.564.491
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	1.361.564.491				1.361.564.491
4.07.03.03.07	Transferencias de Capital a Entes Descentralizados Financieros No Bancarios	1.361.564.491				1.361.564.491
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	1.361.564.491				1.361.564.491

PROYECTO:	Transferencias para Financiar los Proyectos del Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	48.564.655.533
ASIGNACIÓN PRESUPUESTARIA:	48.564.655.533
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Ampliar la cobertura y efectividad del apoyo financiero en las regiones productoras del país
RESULTADO:	Centros de Participación FONDAFA

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.05	Activos Financieros	28.564.655.533				28.564.655.533
4.07	Transferencias y Donaciones	20.000.000.000				20.000.000.000
	TOTAL	48.564.655.533				48.564.655.533

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.05.00.00.00	Activos Financieros	28.564.655.533				28.564.655.533
4.05.01.00.00	Aportes en Acciones y Participaciones de Capital	28.564.655.533				28.564.655.533
4.05.01.02.00	Aportes en Acciones y Participaciones de Capital al Sector Público	28.564.655.533				28.564.655.533
4.05.01.02.06	Aportes en Acciones y Participaciones de Capital a Entes Descentralizados Financieros No Bancarios	28.564.655.533				28.564.655.533
	- A0840 Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)	28.564.655.533				28.564.655.533
4.07.00.00.00	Transferencias y Donaciones	20.000.000.000				20.000.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	20.000.000.000				20.000.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	20.000.000.000				20.000.000.000
4.07.01.03.09	Transferencias Corrientes a Entes Descentralizados Financieros No Bancarios	20.000.000.000				20.000.000.000
	- A0840 Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)	20.000.000.000				20.000.000.000

PROYECTO:	Promoción y Divulgación del Cooperativismo en Venezuela
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	500.000.000
ASIGNACIÓN PRESUPUESTARIA:	500.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Promover y divulgar los principios del cooperativismo
RESULTADO:	Campaña Nacional de Construcción de Valores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	56.074.004				56.074.004
4.02	Materiales, Suministros y Mercancías	121.005.996				121.005.996
4.03	Servicios No Personales	322.920.000				322.920.000
	TOTAL	500.000.000				500.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	20.158.498.933				20.158.498.933
4.03	Servicios No Personales	658.460.869				658.460.869
	TOTAL	20.816.959.802				20.816.959.802

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	2.090.918.709				2.090.918.709
4.03	Servicios No Personales	8.223.561.598				8.223.561.598
4.04	Activos Reales	2.664.409.891				2.664.409.891
4.05	Activos Financieros	5.653.715.409				5.653.715.409
4.07	Transferencias y Donaciones	94.378.584.591				94.378.584.591
4.11	Disminución de Pasivos	19.850.000				19.850.000
	TOTAL	113.031.040.198				113.031.040.198

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.05.00.00.00	Activos Financieros	5.653.715.409				5.653.715.409
4.05.01.00.00	Aportes en Acciones y Participaciones de Capital	5.653.715.409				5.653.715.409
4.05.01.02.00	Aportes en Acciones y participaciones de Capital al Sector Público	5.653.715.409				5.653.715.409
4.05.01.02.05	Aportes en Acciones y Participaciones de Capital a Entes Descentralizados Financieros Bancarios	5.653.715.409				5.653.715.409
	- A0718 Banco de Desarrollo de la Mujer, C.A.	5.653.715.409				5.653.715.409
4.07.00.00.00	Transferencias y Donaciones	93.878.584.591				93.878.584.591
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	92.425.576.591				92.425.576.591
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	92.425.576.591				92.425.576.591
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	76.938.617.000				76.938.617.000
	- A0046 Instituto Nacional de Cooperación Educativa (INCE)	65.937.100.000				65.937.100.000
4.07.01.03.02	- A0302 Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	9.215.200.000				9.215.200.000
	- A0422 Fundación Misión Vuelvan Caras	1.786.317.000				1.786.317.000
4.07.01.03.08	Transferencias Corrientes a Entes Descentralizados Financieros Bancarios	6.165.959.591				6.165.959.591
	- A0717 Banco del Pueblo Soberano, C.A.	2.000.000.000				2.000.000.000
	- A0718 Banco de Desarrollo de la Mujer, C.A.	4.165.959.591				4.165.959.591
4.07.01.03.09	Transferencias Corrientes a Entes Descentralizados Financieros No Bancarios	9.321.000.000				9.321.000.000
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	7.881.000.000				7.881.000.000
	- A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)	1.440.000.000				1.440.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	1.453.008.000				1.453.008.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	1.453.008.000				1.453.008.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	888.683.000				888.683.000
	- A0302 Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)	675.000.000				675.000.000
	- A0422 Fundación Misión Vuelvan Caras	213.683.000				213.683.000
4.07.03.03.06	Transferencias de Capital a Entes Descentralizados Financieros Bancarios	180.325.000				180.325.000
	- A0718 Banco de Desarrollo de la Mujer, C.A.	180.325.000				180.325.000
4.07.03.03.07	Transferencias de Capital a Entes Descentralizados Financieros No Bancarios	384.000.000				384.000.000
	- A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)	384.000.000				384.000.000

Ministerio de Alimentación

MINISTERIO DE ALIMENTACIÓN

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

Para el Ejercicio Fiscal 2006, el Ministerio de Alimentación seguirá orientando su acción en el marco del cumplimiento del Artículo 305 de la Constitución de la República Bolivariana de Venezuela de garantizar la seguridad alimentaria de la población, entendida como la disponibilidad suficiente y estable de alimentos en el ámbito nacional y acceso oportuno y permanente a éstos por parte del público consumidor.

Con base en lo anterior, se prevé definir las políticas para la producción, transformación, importación, exportación, almacenamiento, distribución y comercialización de alimentos e insumos agroalimentarios en el país, con carácter de nutrición, calidad e inocuidad que permita la elaboración del balance nacional y el establecimiento de las reservas operativas y estratégicas de alimentos que garanticen el abastecimiento de la población.

Asimismo, concientes de la responsabilidad establecida en el marco de la Declaración del Milenio del año 2000, se avanza en la búsqueda de los cambios institucionales necesarios para construir una sociedad democrática y protagónica con un nuevo modelo de estructura social, que dé cumplimiento a lo establecido en la Constitución de la República Bolivariana de Venezuela, en lo referente a la inclusión socio productiva, el empoderamiento de la población excluida, garantizando una mejor calidad de vida de los ciudadanos en plena armonía con el medio ambiente.

El Ministerio de Alimentación, como ente rector de la política alimentaria, otorgará especial atención al fortalecimiento de la Misión Mercal que integran la Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA), Mercados de Alimentos, C.A. (MERCAL) y la Fundación Programa de Alimentos Estratégicos (FUNDAPROAL). El impacto social y la efectividad que ha caracterizado este programa, se aprecia en la existencia de una extensa red comercial a nivel nacional, con mas de 14.000 locales de abastecimiento, estimándose abarcar a una población de 15 millones de consumidores mediante la comercialización de 8.000 TM de productos diarios, igualmente se aspira garantizar el funcionamiento de más de 6.000 Casas de Alimentación y la ejecución de los Proyectos "Máxima Protección" y "Protección" que atenderán en conjunto a 2,6 millones de personas.

El Presupuesto 2006 del Ministerio de Alimentación alcanza a la cantidad de Bs. 824.854,7 millones, de los cuales Bs. 110.963,8 millones corresponden a los gastos propios y Bs. 713.890,9 millones a transferencias a los entes adscritos.

En los gastos propios del Despacho se incluyen asignaciones por Bs. 107.434,7 millones para las acciones centralizadas y Bs. 3.529,1 millones para el financiamiento de proyectos, cuyo detalle se expone a continuación:

- Centro de Balance Nacional: Sistema automatizado para la elaboración del Balance Nacional Alimentario, que contemple las necesidades de energía y nutrientes de la población de acuerdo con las recomendaciones del Instituto Nacional de Nutrición (INN), la capacidad productiva, de almacenamiento y de distribución.

- Sistema Integral de Estadística del MINAL: Establecer las normas, y obtener información estadística consolidada del sector alimentario que facilite la toma de decisiones en forma permanente y oportuna.

- Montaje de un laboratorio central para el control de alimentos de importación, exportación y consumo interno: Responde al Convenio de Cooperación, el cual incluye acciones de capacitación y adiestramiento al personal venezolano.

- Estrategias para equilibrar la oferta y la demanda de los circuitos agroalimentarios: En el marco de las políticas de comercio exterior se formularán propuestas sobre relaciones comerciales, se elaborarán estudios de competitividad por cadenas agroproductivas, se definirán instrumentos de política comercial para el resguardo de la producción nacional y se crearán mecanismos de concertación en términos de volumen, precio y calidad.

- Plan Nacional de Seguridad Alimentaria: Comprende la realización de una serie de acciones que propendan a garantizar en forma eficaz y eficiente la seguridad alimentaria de la población venezolana, en lo relativo a producción, distribución y consumo.

- Sistema de Gestión de la calidad de la Misión MERCAL: El objetivo estratégico consiste en generar mecanismos de control en todos los procesos, abarcando los diferentes actores de la cadena agroalimentaria, desde la manufactura de los productos hasta la puesta en venta en anaquel.

La formulación de estos proyectos se inscribe dentro de los lineamientos trazados por el Ejecutivo Nacional en la Nueva Etapa, tales como: avanzar en la construcción de una nueva estructura social, acelerar la construcción de un nuevo modelo productivo rumbo a la creación de un mejor sistema económico, acelerar la creación de una nueva institucionalidad y activar una estrategia integral contra la corrupción, entre otros.

Adicionalmente a estos proyectos estratégicos, se tiene previsto adelantar en el año 2006 las siguientes acciones:

- Concretar la estructura organizativa y funcional del Ministerio, a fin de consolidar las bases institucionales que faciliten el cumplimiento de las competencias y funciones que por Ley le corresponde ejercer.

- Elaborar las políticas, normas y procedimientos para establecer las reservas estratégicas de alimentos, ante posibles situaciones de contingencia que afecten a la población venezolana.

- Suscribir convenios de cooperación con otros entes del Sector Público, a fin de coordinar y hacer efectiva la acción del gobierno en el área agroalimentaria, así como en proyectos de carácter social orientados a la población de menores recursos.

- Organizar actividades de inspección y auditorías contable-financieras, de gestión y administrativas para el Ministerio y sus entes adscritos.

- Simplificar los trámites para la obtención de licencias de importación en los diferentes rubros, atendiendo a la normativa interna y a las reglamentaciones de la Organización Mundial de Comercio.

- Coordinar los procesos de cooperación y vinculación internacional que fortalezcan las políticas, proyectos y estrategias formuladas en materia de seguridad alimentaria.

- Implantar las normas de control interno para los procesos de las actividades administrativas, conforme a las orientaciones de las instituciones competentes.

Las transferencias a los entes adscritos por la cantidad de Bs. 713.890,9 millones, se distribuirán de la siguiente manera:

Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA): Aplicará las políticas del Estado que propendan a la protección de la producción nacional y faciliten el acceso oportuno y permanente de alimentos de primera calidad y a bajos precios a la población venezolana, en este sentido se transfieren recursos por Bs. 420.062,3 millones destinados al Plan Excepcional de Seguridad Alimentaria, con los cuales se tiene previsto adquirir, comercializar y almacenar 667.000 TM de alimentos de la cesta básica para ser distribuidos a través de la red MERCAL, para atender una población estimada de 15 millones de personas.

Fundación Programa de Alimentos Estratégicos (FUNDAPROAL): Entre los objetivos y metas que se ha trazado la Institución, está la continuación del Proyecto "Máxima Protección", el cual consiste en suministrar un almuerzo y una merienda a través de las 6.000 Casas de Alimentación, a una población estimada de 907.800 personas en condiciones de pobreza extrema, y la dotación de un módulo contentivo de 8 rubros de la cesta básica a 643.114 beneficiarios ubicados en las zonas de difícil acceso. Asimismo, se adelantará el Proyecto "Mercal Protección", mediante el cual se garantiza el acceso a 7 rubros de la cesta básica a 1.060.000 personas, cuyo ingreso per cápita resulta inferior al costo de la canasta alimentaria. Para cumplir estos cometidos se otorga una transferencia por Bs. 292.268,6 millones, de los cuales Bs. 22.502,8 millones serán para financiar las acciones centralizadas del ente.

Café Venezuela, S.A.: En el contexto de las políticas definidas por el Ejecutivo Nacional de acelerar la construcción de un nuevo modelo productivo, se inscribe la reactivación de la empresa Café Venezuela, S.A., ubicada en el Estado Trujillo. A tal efecto, se ha previsto comercializar 3.000.000 kilos de café tostado, molido y empacado en el mercado internacional no tradicional (Rusia, Islas del Caribe y otros), a través de los convenios bilaterales que se estiman suscribir. Para el año 2006 se asignan Bs. 500,0 millones para el financiamiento de este proyecto y Bs. 1.060,0 millones para incrementar el capital de trabajo de la empresa.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
410007000	Asesoría para el Montaje de un Laboratorio Central para el Control de Alimentos de Importación, Exportación y Consumo Interno.	Asesoría	1	41.173.850			41.173.850
410008000	Promoción de Estrategias para Equilibrar la Oferta y Demanda de los Circuitos Agroalimentarios en Términos de Volumen, Precio y Calidad, Dentro del Marco de Política de Comercio Exterior	Apoyo	2	71.724.000			71.724.000
410009000	Centro de Balance Nacional de Alimentos	Reporte	336	313.840.590			313.840.590
410010000	Plan de Seguridad Alimentaria	Plan	1	545.805.871			545.805.871
410011000	Sistema Integral de Estadística del Ministerio de Alimentación	Sistema	1	1.690.536.483			1.690.536.483
410012000	Sistema de Aseguramiento de la Calidad a Través de la Cadena Agroalimentaria	Sistema	1	866.045.120			866.045.120
410013000	Transferencias para Financiar los Proyectos de la Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)	Bolívares	420.062.300.000	420.062.300.000			420.062.300.000
410014000	Transferencias para Financiar los Proyectos de la Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)	Bolívares	269.765.800.000	269.765.800.000			269.765.800.000
410015000	Transferencias para Financiar los Proyectos de Café Venezuela, S.A.	Bolívares	500.000.000	500.000.000			500.000.000
	TOTAL			693.857.225.914			693.857.225.914

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
410001000	Dirección y Coordinación de los Gastos de los Trabajadores	31.196.252.934			31.196.252.934
410002000	Gestión Administrativa	99.801.247.066			99.801.247.066
	TOTAL	130.997.500.000			130.997.500.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**290**	**2.990.797.632**
- Directivo	68	1.926.133.248
- Profesional y Técnico	196	962.948.832
- Personal Administrativo	16	51.840.000
- Obrero	10	49.875.552
Personal Contratado	**212**	**634.243.020**
- Profesional y Técnico	196	601.843.020
- Personal Administrativo	16	32.400.000
TOTAL	502	3.625.040.652

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	24.556.252.934			24.556.252.934
4.02	Materiales, Suministros y Mercancías	6.349.006.104			6.349.006.104
4.03	Servicios No Personales	35.684.759.443			35.684.759.443
4.04	Activos Reales	44.373.807.433			44.373.807.433
4.07	Transferencias y Donaciones	713.890.900.000			713.890.900.000
	TOTAL	824.854.725.914			824.854.725.914

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	713.890.900.000			713.890.900.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	651.863.472.981			651.863.472.981
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	651.863.472.981			651.863.472.981
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	289.001.050.095			289.001.050.095
	- A0421 Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)	289.001.050.095			289.001.050.095
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales no Petroleros	362.862.422.886			362.862.422.886
	- A0641 Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)	361.385.822.886			361.385.822.886
	- A1210 Café Venezuela, S.A.	1.476.600.000			1.476.600.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	62.027.427.019			62.027.427.019
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	62.027.427.019			62.027.427.019
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	3.267.549.905			3.267.549.905
	- A0421 Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)	3.267.549.905			3.267.549.905
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales no Petroleros	58.759.877.114			58.759.877.114
	- A0641 Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)	58.676.477.114			58.676.477.114
	- A1210 Café Venezuela, S.A.	83.400.000			83.400.000

PROYECTO: Asesoría para el Montaje de un Laboratorio Central para el Control de Alimentos de Importación, Exportación y Consumo Interno.

UNIDAD DE MEDIDA: Asesoría

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 41.173.850

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Seguir Impulsando el Nuevo Sistema Multipolar Internacional

OBJETIVOS ESPECIFICOS: Capacitar al Personal Venezolano en el Montaje de un Laboratorio Central Para el Control de Alimentos

RESULTADO: Asistencia Técnica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	3.000.000				3.000.000
4.03	Servicios No Personales	32.025.748				32.025.748
4.04	Activos Reales	6.148.102				6.148.102
	TOTAL	41.173.850				41.173.850

PROYECTO: Promoción de Estrategias para Equilibrar la Oferta y Demanda de los Circuitos Agroalimentarios en Términos de Volumen, Precio y Calidad, Dentro del Marco de Política de Comercio Exterior

UNIDAD DE MEDIDA: Apoyo

CANTIDAD 2

ASIGNACIÓN PRESUPUESTARIA: 71.724.000

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación de un Nuevo Sistema Económico.

OBJETIVOS ESPECIFICOS:
- Dirigir la Política de Comercio Exterior en Materia de Alimentos y Alimentación.
- Regulación, Formulación y Promoción de Estrategias para Equilibrar la Oferta y la Demanda de los Circuitos Agroalimentarios.
- Concertación, Análisis y Fijación de Precios y Tarifas de Productos y Servicios.

RESULTADO: Estrategias Dirigidas a Equilibrar la Oferta y Demanda de los Circuitos Agroalimentarios Enmarcados en las Políticas de Comercio Exterior.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	60.248.160				60.248.160
4.03	Servicios No Personales	11.475.840				11.475.840
	TOTAL	71.724.000				71.724.000

PROYECTO:	Centro de Balance Nacional de Alimentos
UNIDAD DE MEDIDA:	Reporte
CANTIDAD	336
ASIGNACIÓN PRESUPUESTARIA:	313.840.590
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Creación de la Nueva institucionalidad del Estado
OBJETIVOS ESPECIFICOS:	Establecer un Sistema Automatizado para la Elaboración del Balance Nacional Alimentario, Mensualmente y a Escala Municipal, que Contemple las Necesidades de Energía y Nutrientes de la Población de Acuerdo a las Recomendaciones del INN, la Capacidad Productiva, de Almacenamiento y Distribución
RESULTADO:	Sistema Automatizado para la Elaboración del Balance Nacional a Escala Municipal

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	20.000.000				20.000.000
4.03	Servicios No Personales	199.840.590				199.840.590
4.04	Activos Reales	94.000.000				94.000.000
	TOTAL	**313.840.590**				**313.840.590**

PROYECTO:	Plan de Seguridad Alimentaria
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	545.805.871
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Garantizar Eficaz y Eficientemente la Seguridad Alimentaria de la Población Venezolana, Fortaleciendo el Sistema Agroalimentario Nacional, Desarrollando y Privilegiando la Producción Agropecuaria Interna, en Concordancia con la Diversidad Alimentaria de Venezuela en el Marco del Desarrollo Endógeno.
RESULTADO:	Servicio

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	58.608.000				58.608.000
4.03	Servicios No Personales	447.517.871				447.517.871
4.04	Activos Reales	39.680.000				39.680.000
	TOTAL	545.805.871				545.805.871

PROYECTO:	Sistema Integral de Estadística del Ministerio de Alimentación
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	1.690.536.483
AREA ESTRATEGICA:	Equilibrio Politico
OBJETIVO ESTRATEGICO:	Acelerar la Creación de la Nueva Institucionalidad del Estado
OBJETIVOS ESPECIFICOS:	Normar, Obtener y Analizar las Estadísticas Consolidadas del Sector Alimentario que Permita la Toma de Decisiones en Forma Pertinente y Oportuna
RESULTADO:	Sistema Integral de Estadística del Sector Alimentario

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	36.047.878				36.047.878
4.03	Servicios No Personales	1.626.685.594				1.626.685.594
4.04	Activos Reales	27.803.011				27.803.011
	TOTAL	1.690.536.483				1.690.536.483

PROYECTO:	Sistema de Aseguramiento de la Calidad a Través de la Cadena Agroalimentaria
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	866.045.120
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Generar un Control de Gestión de Calidad en los Procesos de la Misión Mercal
RESULTADO:	Sistema de Gestión de la Calidad e Inocuidad de Alimentos para la Misión Mercal

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	47.824.000				47.824.000
4.03	Servicios No Personales	724.044.800				724.044.800
4.04	Activos Reales	94.176.320				94.176.320
	TOTAL	866.045.120				866.045.120

PROYECTO:	Transferencias para Financiar los Proyectos de la Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	420.062.300.000
ASIGNACIÓN PRESUPUESTARIA:	420.062.300.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción de Nuevo Modelo Productivo Rumbo a la Creación del Nuevo Sistema
OBJETIVOS ESPECIFICOS:	Apoyar Financieramente a CASA, para Coadyuvar a que ésta pueda alcanzar su Objetivo Básico de Compra, Venta y Almacenamiento de 667.000 TM Anuales de Alimentos de la Cesta Básica para ser Distribuidos
RESULTADO:	Fortalecer la Seguridad Alimentaria Nacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	420.062.300.000				420.062.300.000
	TOTAL	420.062.300.000				420.062.300.000

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	420.062.300.000				420.062.300.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	361.385.822.886				361.385.822.886
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	361.385.822.886				361.385.822.886
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales no Petroleros	361.385.822.886				361.385.822.886
	- A0641 Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)	361.385.822.886				361.385.822.886
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	58.676.477.114				58.676.477.114
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	58.676.477.114				58.676.477.114
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales no Petroleros	58.676.477.114				58.676.477.114
	- A0641 Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA)	58.676.477.114				58.676.477.114

PROYECTO: Transferencias para Financiar los Proyectos de la Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)

UNIDAD DE MEDIDA: Bolívares

CANTIDAD 269.765.800.000

ASIGNACIÓN PRESUPUESTARIA: 269.765.800.000

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Avanzar en la Conformación de la Nueva Estructura Social

OBJETIVOS ESPECIFICOS: Apoyar Financieramente a FUNDAPROAL, a fin de que ésta pueda Garantizar la Alimentación a la Población más Vulnerable del País

RESULTADO: Beneficiar a la Población en Pobreza Extrema

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	269.765.800.000				269.765.800.000
	TOTAL	**269.765.800.000**				**269.765.800.000**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	269.765.800.000				269.765.800.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	268.843.117.456				268.843.117.456
4.07.01.03.00	Transferencias corrientes internas al sector público	268.843.117.456				268.843.117.456
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	268.843.117.456				268.843.117.456
	- A0421 Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)	268.843.117.456				268.843.117.456
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	922.682.544				922.682.544
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	922.682.544				922.682.544
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	922.682.544				922.682.544
	- A0421 Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)	922.682.544				922.682.544

PROYECTO:	Transferencias para Financiar los Proyectos de Café Venezuela, S.A.
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	500.000.000
ASIGNACIÓN PRESUPUESTARIA:	500.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción de un Nuevo Modelo Productivo Rumbo a la Creación de un Nuevo Sistema Económico.
OBJETIVOS ESPECIFICOS:	Fortalecer el Capital de Trabajo de la empresa Café Venezuela, S.A. para Alcanzar sus Metas de Producción.
RESULTADO:	Participar en el Mercado Cafetalero Nacional e Internacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	500.000.000				500.000.000
	TOTAL	**500.000.000**				**500.000.000**

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	500.000.000				500.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	416.600.000				416.600.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	416.600.000				416.600.000
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales No Petroleros	416.600.000				416.600.000
	- A1210 Café Venezuela, S.A.	416.600.000				416.600.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	83.400.000				83.400.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	83.400.000				83.400.000
4.07.03.03.05	Transferencias de Capital a Entes Descentralizados con Fines Empresariales no Petroleros	83.400.000				83.400.000
	- A1210 Café Venezuela, S.A.	83.400.000				83.400.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	24.556.252.934				24.556.252.934
4.03	Servicios No Personales	6.640.000.000				6.640.000.000
	TOTAL	31.196.252.934				31.196.252.934

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	6.123.278.066				6.123.278.066
4.03	Servicios No Personales	26.003.169.000				26.003.169.000
4.04	Activos Reales	44.112.000.000				44.112.000.000
4.07	Transferencias y Donaciones	23.562.800.000				23.562.800.000
	TOTAL	99.801.247.066				99.801.247.066

RELACIÓN DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	23.562.800.000				23.562.800.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	21.217.932.639				21.217.932.639
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	21.217.932.639				21.217.932.639
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	20.157.932.639				20.157.932.639
	- A0421 Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)	20.157.932.639				20.157.932.639
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales no Petroleros	1.060.000.000				1.060.000.000
4.07.01.03.07	- A1210 Café Venezuela, S.A.	1.060.000.000				1.060.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	2.344.867.361				2.344.867.361
4.07.03.03.00	Transferencias de Capital internas al Sector Público	2.344.867.361				2.344.867.361
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	2.344.867.361				2.344.867.361
	- A0421 Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)	2.344.867.361				2.344.867.361

Ministerio de Industrias Ligeras y Comercio

MINISTERIO DE INDUSTRIAS LIGERAS Y COMERCIO

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio de Industrias Ligeras y Comercio (MILCO), creado mediante Decreto Presidencial N° 3.416, publicado en la Gaceta Oficial N° 18.109 de fecha 18/01/05 y constituido por los Despachos de los Vice-ministerios de Industrias Ligeras, Comercio Exterior y Comercio Interior y los entes adscritos y desconcentrados constituyen el soporte organizacional del Estado venezolano, para diseñar y desarrollar las políticas que permitan el crecimiento económico que exige la productividad del capital existente y agregar nuevas actividades de producción industrial capaces de fortalecer una firme corriente de exportación a los mercados internacionales de bienes y servicios y cubrir las demandas esenciales en el mercado interno; diversificándose para lograr construir un tejido industrial que de al sistema económico nacional la menor vulnerabilidad posible.

Como objetivo principal MILCO se ha planteado el desarrollo de una economía productiva, a través de un conjunto de medidas que permitirá el progreso de una economía social fuerte, donde predomine la vocación productiva de cada una de las regiones del país, garantizando el aprovechamiento sustentable de todo el territorio nacional; en este sentido, impulsará y fortalecerá el tejido industrial del país, para ofrecer muestras claras de crecimiento en el sector textil, agroindustrial, metalmecánica, construcción, tecnológico (software, hardware), plástico, químico, para generar riqueza y bienestar social en todo el territorio venezolano.

Las metas del Órgano para el año 2006 se enmarcan en el Plan de Desarrollo Económico y Social de la Nación 2001-2007, dentro del Equilibrio Económico y orientadas a coadyuvar al cumplimiento de los objetivos estratégicos propuestos por el Gobierno Nacional.

Su política presupuestaria esta aplicada bajo los criterios de difundir la nueva técnica presupuestaria es decir el presupuesto por proyecto, la cual busca mejorar la efectividad, eficacia y transparencia de la gestión pública en función de los objetivos y estrategias del desarrollo de la nación; la cual se concretará a través de la ejecución de las acciones centralizadas previstas por el orden de Bs. 72.548,5 millones, así como ejecutar 27 proyectos con una asignación de Bs. 68.13,6 millones, su financiamiento será con recursos ordinarios, mediante los cuales se logrará integrar las cadenas productivas, diseñando y ejecutando proyectos de vínculos entre los distintos sectores productivos.

A continuación se detallan las funciones de los entes desconcentrados del Ministerio:

SUPERINTENDENCIA PARA LA PROMOCIÓN Y PROTECCIÓN DE LA LIBRE COMPETENCIA (PRO-COMPETENCIA)

Tiene como objetivo promover y proteger el ejercicio de la libre competencia y la eficacia económica en beneficio de los productores y consumidores dentro del ámbito nacional mediante la prevención, educación y castigo de conducta anticompetitiva con la finalidad de lograr la eficiencia social de los mercados y satisfacer los requerimientos del consumidor.

La asignación presupuestaria es por Bs. 2.615,5 millones, para un proyecto definido como estratégico.

COMISION ANTIDUMPING Y SOBRE SUBSIDIOS (CASS)

Su misión es velar por el cumplimiento de la "Ley Sobre Prácticas Desleales del Comercio Internacional" y su Reglamento, así como todos los acuerdos internacionales en la materia de su especialidad, de los cuales sea parte la República Bolivariana de Venezuela. De igual manera, supervisará la aplicación sobre medidas de salvaguardia que conduzcan a la protección de la producción nacional ante un incremento significativo en las importaciones.

SUPERINTENDENCIA DE INVERSIONES EXTRANJERAS (SIEX)

La Superintendencia tiene como objetivo promover, captar, proteger y registrar los flujos de capitales en las actividades productivas del país, a través de empresas nacionales mixtas y extranjeras e igualmente registrar y fiscalizar los contratos de transferencia de tecnología.

Para el presente ejercicio fiscal contará con Bs. 3.086,5 millones, para financiar los gastos de un proyecto estratégico.

Asímismo el Ministerio contará, para el logro de sus políticas, con la participación de los siguientes entes descentralizados:

INSTITUTO PARA LA DEFENSA Y EDUCACION DEL CONSUMIDOR Y DEL USUARIO (INDECU)

Tiene como objetivo fundamental educar, orientar e informar a los consumidores de los derechos consagrados en la Ley de Protección al Consumidor y del Usuario y sus Reglamentos, así como dirimir controversias entre consumidores y proveedores de bienes y servicios y aplicar las sanciones a que hubiere lugar por transgresiones a la Ley, para lo cual contará con una asignación de Bs. 15.673,7 millones.

SERVICIO NACIONAL DE CONTRATACIONES

Es el ente nacional creado para satisfacer las necesidades de información sobre la demanda pública de bienes, obras y servicios y de la capacidad de la oferta interesada en abastecerla.

Es una organización flexible, proactiva, con presencia virtual en el territorio nacional, con personal altamente calificado, que facilita la interrelación entre la oferta y la demanda gubernamental, contribuyendo con el desarrollo económico del país.

El Servicio Nacional de Contrataciones ejerce la autoridad técnica en las materias reguladas por la Ley de Licitaciones y está encargado de recibir y atender las denuncias por incumplimiento del marco legal de contrataciones públicas y establecer los mecanismos de divulgación correspondientes.

El aporte fiscal para el año 2006 será de Bs. 3.000,0 millones, destinados a la ejecución de proyectos y gastos operativos.

FONDO VENEZOLANO DE RECONVERSIÓN INDUSTRIAL Y TECNOLÓGICA (FONDOIN)

Es el ente creado para coordinar, promover y orientar en la República Bolivariana de Venezuela el proceso de reconversión tecnológica, industrial y comercial, dirigido a reducir y eliminar el uso de Sustancias Agotadoras del Ozono (SAO), tales como los clorofluorocarbonos (CFCs) entre otras, para promover su sustitución por alternativas no perjudiciales al medio ambiente.

FONDOIN trabaja estrechamente con el sector privado específicamente en las áreas de Refrigeración (fabricación y servicio) y de Espuma de Poliuretano, para identificación de proyectos de reconversión que reúnan las condiciones para optar a ser financiados con recursos del Fondo Multilateral para la Aplicación del Protocolo de Montreal.

La asignación fiscal se ubica en Bs. 3.255,0 millones, para atender gastos estratégicos y operativos.

SERVICIO AUTÓNOMO DE LA PROPIEDAD INTELECTUAL (SAPI)

Tiene la misión de promover el sistema de la propiedad intelectual como parte del desarrollo socio-económico integral y sostenible.

Brinda servicios especializados de excelencia para el uso estratégico de la propiedad intelectual, que contribuye al desarrollo cultural, económico y social de forma sustentable.

Actualmente ejecuta los proyectos de "Consolidación del Sistema Venezolano de la Propiedad Intelectual" del año 2004 y de "Fortalecimiento del Sistema Venezolano de la Propiedad Intelectual (Convenio de Cooperación) y creación de la Plataforma Básica del Sistema Latinoamericano y del Caribe de la Producción Intelectual" del año 2005-2006.

Para el presente ejercicio fiscal contará con Bs. 4.063,4 millones, que permitirán cumplir satisfactoriamente sus objetivos.

SERVICIO AUTÓNOMO NACIONAL DE NORMALIZACIÓN, CALIDAD, METROLOGÍA Y REGLAMENTOS TÉCNICOS (SENCAMER).

Es el ente rector y regulador del sistema de planificación, coordinación y control de las actividades de normalización, calidad y metrología a nivel nacional con apoyo internacional, aplicada al sector público y privado, velando por el cumplimiento de las Leyes del Sistema Nacional para la Calidad y de Metrología, en otras palabras cuida tu calidad de vida.

Para llevar a cabo esta política contará con Bs. 4.000,0 millones.

VENEZUELA INDUSTRIAL, S.A. (VENINSA)

La empresa tiene como objetivo la realización de actividades relacionadas con el fomento e inversión del sector industrial manufacturero venezolano, a los fines de rescatar, promover, impulsar y asistir a las empresas manufactureras en situación precaria, para su reactivación, reconversión y reindustrialización, consolidada como una empresa pública líder en el fomento y asistencia técnica - financiera para la reactivación del sector manufacturero nacional, que se destaque por la calidad de sus servicios y por la respuesta rápida, creativa y adecuada que le imprima a cada proyecto que atienda.

Para el logro de su política, la empresa dispone de Bs. 24.387,0 millones, los cuales ejecutará a través de diferentes proyectos y acciones centralizadas

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
420007000	Plan de Desarrollo y Promoción de Exportaciones No Tradicionales e Inversiones	Plan	1	1.200.000.000			1.200.000.000
420008000	Registro y Sistematización de Inversiones Extranjeras	Registro	6.135	3.086.530.879			3.086.530.879
420009000	Plan Comunicacional MILCO	Plan	1	1.856.526.400			1.856.526.400
420010000	Sistema de Información de Mercado	Sistema	1	142.587.700			142.587.700
420011000	Marco Normativo Asociado a la Comercialización de Bienes y Servicios en el Mercado Interno	Resolución	5	210.397.223			210.397.223
420012000	Modernización y Promoción de los Sectores Productivos Nacionales	Normativa	1	309.000.000			309.000.000
420013000	Evasión Antidumping "Cero" y Defensa del Mercado Interno	Resolución	1	2.783.003.459			2.783.003.459
420014000	Venezuela Móvil	Instrumento Legal	5	472.170.146			472.170.146
420015000	Reorganización Administrativa	Proceso	4	2.451.696.000			2.451.696.000
420016000	Levantamiento y Elaboración de Estudios Sectoriales para la Industria Manufacturera	Informe	40	200.000.000			200.000.000
420017000	Programa Canasta Familiar	Empresa	20	281.000.000			281.000.000
420018000	Plan de Negociaciones Comerciales Bilaterales, Multilaterales y de Integración.	Plan	1	800.000.000			800.000.000
420019000	Sistema Alternativo y Complementario de Comercialización y Distribución de Productos de Consumo Masivo	Resolución	1	237.733.177			237.733.177
420020000	Política de Control de Precio	Informe	67	141.281.900			141.281.900
420021000	Transferencia para Financiar los Proyectos del "Servicio Autónomo de Propiedad Intelectual (SAPI)"	Bolívares	4.063.400.000	4.063.400.000			4.063.400.000
420022000	Transferencia para Financiar los Proyectos de FONDOIN	Bolívares	3.255.000.000	3.255.000.000			3.255.000.000

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
420023000	Promoción y Coordinación de la Adhesión, Evaluación, Seguimiento y Control de Empresas al Acuerdo Marco de Corresponsabilidad para la Transformación Industrial	Empresa	200	4.071.017.600			4.071.017.600
420025000	Transferencia para Financiar el Proyecto del INDECU	Bolívares	9.673.728.692	9.673.728.692			9.673.728.692
420026000	Transferencia para Financiar los Proyectos de VENINSA	Bolívares	22.887.047.608	22.887.047.608			22.887.047.608
420027000	Transferencia, para Financiamiento de los proyectos de ZICOLCA	Bolívares	400.000.000	400.000.000			400.000.000
420028000	Transferencia para Financiar el Proyecto del Servicio Nacional de Contrataciones	Bolívares	3.000.000.000	3.000.000.000			3.000.000.000
420029000	Nueva Cultura Ciudadana.	Informe	4	2.615.500.350			2.615.500.350
420030000	Transferencias para Financiar los Proyectos de SENCAMER	Bolívares	4.000.000.000	4.000.000.000			4.000.000.000
	TOTAL			68.137.621.134			68.137.621.134

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
420001000	Dirección y Coordinación de los Gastos de los Trabajadores	35.447.498.787			35.447.498.787
420002000	Gestión Administrativa	18.100.980.079			18.100.980.079
420003000	Previsión y Protección Social	19.000.000.000			19.000.000.000
	TOTAL	72.548.478.866			72.548.478.866

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO.
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	628	8.774.567.738
- Directivo	67	1.165.917.749
- Profesional y Técnico	304	5.332.689.728
- Personal Administrativo	95	1.159.531.157
- Obrero	162	1.116.429.104
Personal Contratado	73	1.076.400.000
- Profesional y Técnico	51	918.000.000
- Personal Administrativo	22	158.400.000
TOTAL	701	9.850.967.738

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	41.313.640.204			41.313.640.204
4.02	Materiales, Suministros y Mercancías	2.157.721.989			2.157.721.989
4.03	Servicios no Personales	14.865.251.087			14.865.251.087
4.04	Activos Reales	6.938.310.420			6.938.310.420
4.07	Transferencias y Donaciones	74.911.176.300			74.911.176.300
4.11	Disminución de Pasivos	500.000.000			500.000.000
	TOTAL	140.686.100.000			140.686.100.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	54.779.176.300			54.779.176.300
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	50.779.176.300			50.779.176.300
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	50.779.176.300			50.779.176.300
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	25.992.128.692			25.992.128.692
	- A0142 Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)	15.673.728.692			15.673.728.692
	- A0828 Servicio Autónomo de la Propiedad Intelectual (SAPI)	4.063.400.000			4.063.400.000
	- A0908 Servicio Nacional de Contrataciones	3.000.000.000			3.000.000.000
	- A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)	3.255.000.000			3.255.000.000
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales no Petroleros	24.787.047.608			24.787.047.608
	- A0849 Venezuela Industrial, S.A. (VENINSA)	24.387.047.608			24.387.047.608
	- A1204 Zona Industrial de la Costa Oriental del Lago, C.A. (ZICOLCA)	400.000.000			400.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	4.000.000.000			4.000.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	4.000.000.000			4.000.000.000
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	4.000.000.000			4.000.000.000
	- A0205 Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)	4.000.000.000			4.000.000.000

RELACION DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias Donaciones	1.112.000.000			1.112.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	1.112.000.000			1.112.000.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	1.112.000.000			1.112.000.000
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	900.000.000			900.000.000
	- S0730 Guardería Infantil Negra Hipólita	450.000.000			450.000.000
	- S1500 Comité de Damas del Ministerio de la Producción y el Comercio	450.000.000			450.000.000
4.07.01.01.75	Subsidios a Organismos Laborales y Gremiales	12.000.000			12.000.000
	- S1751 Asociación de Jubilados y Pensionados de CORPOINDUSTRIA (ASOJUBI)	6.000.000			6.000.000
	- S1752 Asociación de Jubilados y Pensionados del Ministerio de Producción y el Comercio	6.000.000			6.000.000
4.07.01.01.99	Otras Transferencias Corrientes Internas al Sector Privado	200.000.000			200.000.000
	- S0690 Fundación Tecnológica de Seguridad Integral (FUNSEIN)	200.000.000			200.000.000

PROYECTO:	Plan de Desarrollo y Promoción de Exportaciones no Tradicionales e Inversiones
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	1.200.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Internacionalización de la Economía Venezolana y Acceso a Nuevos Mercados con la Construcción de un Nuevo Modelo Productivo Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Garantizar el Desarrollo y Promoción de las Exportaciones no Tradicionales de Venezuela en el Mercado Internacional y la Atracción de Inversiones
RESULTADO:	Posicionamiento de las Exportaciones Venezolanas en el Mercado Internacional y la Ampliación y Diversificación que Genere Nuevas Fuentes de Empleo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	20.000.000				20.000.000
4.03	Servicios no Personales	1.153.000.000				1.153.000.000
4.04	Activos Reales	27.000.000				27.000.000
	TOTAL	1.200.000.000				1.200.000.000

PROYECTO:	Registro y Sistematización de Inversiones Extranjeras
UNIDAD DE MEDIDA:	Registro
CANTIDAD	6.135
ASIGNACIÓN PRESUPUESTARIA:	3.086.530.879
ÁREA ESTRATÉGICA:	Equilibrio Económico
OBJETIVO ESTRATÉGICO:	Acelerar la Creación de la Nueva Institucionalidad del Aparato del Estado.
OBJETIVOS ESPECÍFICOS:	Otorgar Garantía y Protección a los Flujos de Capitales Procedentes del Exterior, Propiedad de Inversionistas Extranjeros y Subregionales, que Vengan a Participar en la Actividad Económica del País a Través de Empresas Nacionales, Mixtas y Extranjeras, de Conformidad con el Reglamento de Inversiones (Decreto 2095 de Fecha 13-02-92)
RESULTADO:	Emitir Registros de Inversiones, Calificaciones de Empresas, Credencial de Inversionista Nacional y Registrar Contratos de Transferencia de Tecnología, Incrementar en Un 20% los Registros de Inversión Extranjera Otorgados en al Año 2004 al Pasar de 5.113 a 6.135 Registros en el Año 2006.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	2.461.272.527				2.461.272.527
4.02	Materiales, Suministros y Mercancías	70.700.000				70.700.000
4.03	Servicios no Personales	215.580.200				215.580.200
4.04	Activos Reales	338.978.152				338.978.152
	TOTAL	3.086.530.879				3.086.530.879

PROYECTO: Plan Comunicacional MILCO

UNIDAD DE MEDIDA: Plan

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 1.856.526.400

AREA ESTRATEGICA: Equilibrio Político

OBJETIVO ESTRATEGICO: Articular y Optimizar la Nueva Estrategia Comunicacional

OBJETIVOS ESPECIFICOS: Difundir la Imagen del Ministerio y los Logros del Proceso de Transformación Económica para Fortalecer las Capacidades Comunicacionales del Estado

RESULTADO: Difusión y Promoción Continua y Permanente de las Actividades Ejecutadas por MILCO y sus Organismos Adscritos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	111.391.580				111.391.580
4.03	Servicios no Personales	1.726.569.558				1.726.569.558
4.04	Activos Reales	18.565.262				18.565.262
	TOTAL	1.856.526.400				1.856.526.400

PROYECTO: Sistema de Información de Mercado

UNIDAD DE MEDIDA: Sistema

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 142.587.700

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico

OBJETIVOS ESPECIFICOS: Creación de un Sistema de Información de Mercado Interno Fiable y En Tiempo Real, para que Mediante su Diseño e Implementación se Obtenga el Comportamiento del Mismo, con el Fin de Permitir la Adopción Oportuna de Políticas Públicas

RESULTADO: Disponer de un Sistema de Información Completo del Mercado Interno.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	22.814.028				22.814.028
4.03	Servicios no Personales	105.514.908				105.514.908
4.04	Activos Reales	14.258.764				14.258.764
	TOTAL	142.587.700				142.587.700

PROYECTO:	Marco Normativo Asociado a la Comercialización de Bienes y Servicios en el Mercado Interno
UNIDAD DE MEDIDA:	Resolución
CANTIDAD	5
ASIGNACIÓN PRESUPUESTARIA:	210.397.223
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Mejorar las Condiciones de Mercado Mediante la Adecuación del Marco Normativo Relacionado con el Comercio Interno, a los Fines de Lograr Una Mayor Participación de los Bienes y Servicios de Producción Nacional
RESULTADO:	5 Proyectos de Resoluciones Relacionadas con el Comercio Interno

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	33.663.562				33.663.562
4.03	Servicios no Personales	155.693.937				155.693.937
4.04	Activos Reales	21.039.724				21.039.724
	TOTAL	210.397.223				210.397.223

PROYECTO: Modernización y Promoción de los Sectores Productivos Nacionales

UNIDAD DE MEDIDA: Normativa

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 309.000.000

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico.

OBJETIVOS ESPECIFICOS: Consolidar la Diversificación Productiva, Mediante la Coordinación de Actores Públicos y Privados en la Formulación de Políticas y Estrategias Orientadas Hacia el Fortalecimiento, Expansión, Modernización, Desarrollo y Promoción de los Sectores Industriales y sus Redes Productivas.

RESULTADO: Reconversión, Reindustrialización y Reactivación de Todos los Sectores Productivos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	47.616.002				47.616.002
4.03	Servicios no Personales	242.974.838				242.974.838
4.04	Activos Reales	18.409.160				18.409.160
	TOTAL	309.000.000				309.000.000

PROYECTO: Evasión Antidumping "Cero" y Defensa del Mercado Interno

UNIDAD DE MEDIDA: Resolución

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 2.783.003.459

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico

OBJETIVOS ESPECIFICOS: Garantizar la Protección del Aparato Productivo Nacional Mediante El Establecimiento y Cobro Efectivo de las Medidas Aplicadas por la Comisión

RESULTADO:

-Decisiones Mediante las Cuales se Aplique/Prorroguen Medidas Antidumping o Compensatorias

-Informes Definitivos en Materia de Salvaguardias Comerciales

-Disminuir el Nivel de Incertidumbre en la Ejecución por Parte de las Autoridades Aduaneras de las Medidas Impuestas por la Comisión Antidumping y Sobre Subsidios

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	2.602.222.775				2.602.222.775
4.02	Materiales, Suministros y Mercancías	83.317.401				83.317.401
4.03	Servicios no Personales	84.607.140				84.607.140
4.04	Activos Reales	12.856.143				12.856.143
	TOTAL	2.783.003.459				2.783.003.459

PROYECTO:	Venezuela Móvil
UNIDAD DE MEDIDA:	Instrumento Legal
CANTIDAD	5
ASIGNACIÓN PRESUPUESTARIA:	472.170.146
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar La Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Suscripción de Convenios Marco e Individuales para la Incorporación de Autopartes, Camión Utilitario, Ensamblaje de Motocicletas, Vehículos de Tres Ruedas, Camiones de Carga Menores de 4,5 Tn., Tractores y Motocultores, Carga Pesada y Transporte Público
RESULTADO:	Política Industrial para el Desarrollo de los Autopartistas; Resolución para Importar Bienes de Capital para el Sector Autopartista con Beneficios Arancelarios y Exoneración de IVA; Plan Sectorial de Financiamiento con Entes de Estado; Plan Sectorial de Asistencia Técnica, Proyecto Tratamiento Diferencial para la Adquisición de Divisas, Propuesta para los CEPI y Retención de IVA, Acuerdo de Materia Prima

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	111.800.000				111.800.000
4.03	Servicios no Personales	328.550.146				328.550.146
4.04	Activos Reales	31.820.000				31.820.000
	TOTAL	472.170.146				472.170.146

PROYECTO:	Reorganización Administrativa
UNIDAD DE MEDIDA:	Proceso
CANTIDAD	4
ASIGNACIÓN PRESUPUESTARIA:	2.451.696.000
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Fortalecimiento Institucional
OBJETIVOS ESPECIFICOS:	Adecuar la Estructura Organizativa al Nuevo Aparato del Estado y Así Lograr una Organización Eficiente en Función de la Misión y Visión del Ministerio
RESULTADO:	Organización y Funcionamiento Adecuado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	490.339.200				490.339.200
4.03	Servicios no Personales	1.225.848.000				1.225.848.000
4.04	Activos Reales	735.508.800				735.508.800
	TOTAL	2.451.696.000				2.451.696.000

PROYECTO: Levantamiento y Elaboración de Estudios Sectoriales para la Industria Manufacturera

UNIDAD DE MEDIDA: Informe

CANTIDAD 40

ASIGNACIÓN PRESUPUESTARIA: 200.000.000

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la Producción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico

OBJETIVOS ESPECIFICOS: Analizar las Características de los Sectores Industriales Manufactureros, y la Evaluación del Impacto sobre la Industria Nacional de las Políticas, Planes y Proyectos Implementados por el Ejecutivo, Desde una Perspectiva General y Desde la Perspectiva Sectorial

RESULTADO: Elaboración de Informes Cuyos Resultados Presenten la Dinámica de los Sectores, Para la Orientación y Recomendación de Políticas a Los Entes Encargados de la Formulación de Políticas Públicas en el Área Sectorial

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	27.035.088				27.035.088
4.03	Servicios no Personales	161.709.402				161.709.402
4.04	Activos Reales	11.255.510				11.255.510
	TOTAL	200.000.000				200.000.000

PROYECTO:	Programa Canasta Familiar
UNIDAD DE MEDIDA:	Empresa
CANTIDAD	20
ASIGNACIÓN PRESUPUESTARIA:	281.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Reactivar, Reindustrializar y Reconvertir el Sector Industrial de Muebles y Línea Blanca
RESULTADO:	Reactivación de 20 Empresas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	42.255.379				42.255.379
4.03	Servicios no Personales	221.435.021				221.435.021
4.04	Activos Reales	17.309.600				17.309.600
	TOTAL	281.000.000				281.000.000

PROYECTO: Plan de Negociaciones Comerciales Bilaterales, Multilaterales y de Integración

UNIDAD DE MEDIDA: PLAN

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 800.000.000

AREA ESTRATEGICA: Equilibrio Internacional

OBJETIVO ESTRATEGICO: Inserción Exitosa de Venezuela en la Economía Internacional

OBJETIVOS ESPECIFICOS: Lograr la Inserción de Venezuela en los Mercados Bilaterales, Multilaterales y de Integración

RESULTADO: Optimizar las Condiciones de Acceso a los Mercados Internacionales de los Bienes y Servicios Nacionales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	9.750.000				9.750.000
4.03	Servicios no Personales	769.250.000				769.250.000
4.04	Activos Reales	21.000.000				21.000.000
	TOTAL	800.000.000				800.000.000

PROYECTO:	Sistema Alternativo y Complementario de Comercialización y Distribución de Productos de Consumo Masivo
UNIDAD DE MEDIDA:	Resolución
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	237.733.177
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Fortalecer la Comercialización de Productos de Consumo Masivo, Mediante el Diseño de un Sistema de Distribución Alternativo, a los Fines de Garantizar el Acceso de los Mismos a la Población de Menores Recursos del País
RESULTADO:	Sistema de Distribución Alternativo, Donde se Comercializarán Productos Alimenticios con Ventajas en Precio y Calidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	38.037.321				38.037.321
4.03	Servicios no Personales	175.922.560				175.922.560
4.04	Activos Reales	23.773.296				23.773.296
	TOTAL	237.733.177				237.733.177

PROYECTO:	Política de Control de Precio.
UNIDAD DE MEDIDA:	Informe
CANTIDAD	67
ASIGNACIÓN PRESUPUESTARIA:	141.281.900
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Evitar el Aumento de Precios en los Bienes y Servicios Declarados de Primera Necesidad Mediante el Diseño de Políticas, con el Fin de Garantizar los Bienes y Servicios Declarados de Primera Necesidad de la Población de Menos Recursos a Precios Justos
RESULTADO:	Informes

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	22.605.099				22.605.099
4.03	Servicios no Personales	104.548.614				104.548.614
4.04	Activos Reales	14.128.187				14.128.187
	TOTAL	141.281.900				141.281.900

PROYECTO:	Transferencia para Financiar los Proyectos del "Servicio Autónomo de Propiedad Intelectual (SAPI)"
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	4.063.400.000
ASIGNACIÓN PRESUPUESTARIA:	4.063.400.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico.
OBJETIVOS ESPECIFICOS:	Reactivar, Reindustrializar y Reconvertir el Sector Industrial
RESULTADO:	Sistema Integral de la Propiedad Intelectual

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	4.063.400.000				4.063.400.000
	TOTAL	4.063.400.000				4.063.400.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	4.063.400.000				4.063.400.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	4.063.400.000				4.063.400.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	4.063.400.000				4.063.400.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	4.063.400.000				4.063.400.000
	- A0828 Servicio Autónomo de la Propiedad Intelectual (SAPI)	4.063.400.000				4.063.400.000

PROYECTO:	Transferencia para Financiar los Proyectos de FONDOIN
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	3.255.000.000
ASIGNACIÓN PRESUPUESTARIA:	3.255.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Reactivar, Reindustrializar y Reconvertir el Sector Industrial
RESULTADO:	Reconversión del Sector Industrial

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	3.255.000.000				3.255.000.000
	TOTAL	**3.255.000.000**				**3.255.000.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	3.255.000.000				3.255.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	3.255.000.000				3.255.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	3.255.000.000				3.255.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	3.255.000.000				3.255.000.000
	- A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)	3.255.000.000				3.255.000.000

PROYECTO:	Promoción y Coordinación de la Adhesión, Evaluación, Seguimiento y Control de Empresas al Acuerdo Marco de Corresponsabilidad para la Transformación Industrial
UNIDAD DE MEDIDA:	Empresa
CANTIDAD	200
ASIGNACIÓN PRESUPUESTARIA:	4.071.017.600
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Alcanzar Mayores Niveles de Productividad del Sector Industrial, a través de la Reactivación, Reconversión y Reindustrialización del Aparato Productivo en el que se Beneficien Empresarios, Trabajadores y el Colectivo
RESULTADO:	Crecimiento Económico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	284.971.329				284.971.329
4.03	Servicios no Personales	1.954.088.447				1.954.088.447
4.04	Activos Reales	1.831.957.824				1.831.957.824
	TOTAL	4.071.017.600				4.071.017.600

PROYECTO:	Transferencia para Financiar el Proyecto del INDECU
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	9.673.728.692
ASIGNACIÓN PRESUPUESTARIA:	9.673.728.692
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Articular y Optimizar la Nueva Estrategia Comunicacional
OBJETIVOS ESPECIFICOS:	Estimular la Transformación Cultural y la Participación Ciudadana, Mediante la Información, Educación y Organización de la Ciudadanía del País para que Asuman la Autodefensa de sus Derechos e Intereses como Consumidores y Usuarios
RESULTADO:	Consumidores y Usuarios Organizados y Educados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	9.673.728.692				9.673.728.692
	TOTAL	9.673.728.692				9.673.728.692

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	9.673.728.692				9.673.728.692
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	9.673.728.692				9.673.728.692
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	9.673.728.692				9.673.728.692
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	9.673.728.692				9.673.728.692
	- A0142 Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)	9.673.728.692				9.673.728.692

PROYECTO:	Transferencia para Financiar los Proyectos de VENINSA
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	22.887.047.608
ASIGNACIÓN PRESUPUESTARIA:	22.887.047.608
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Reactivar, Reindustrializar y Reconvertir el Sector Industrial
RESULTADO:	Nuevos Modelos Productivos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	22.887.047.608				22.887.047.608
	TOTAL	22.887.047.608				22.887.047.608

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	22.887.047.608				22.887.047.608
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	22.887.047.608				22.887.047.608
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	22.887.047.608				22.887.047.608
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales no Petroleros	22.887.047.608				22.887.047.608
	- A0849 Venezuela Industrial, S.A. (VENINSA)	22.887.047.608				22.887.047.608

PROYECTO: Transferencia para Financiamiento de los Proyectos de ZICOLCA

UNIDAD DE MEDIDA: Bolívares

CANTIDAD 400.000.000

ASIGNACIÓN PRESUPUESTARIA: 400.000.000

AREA ESTRATEGICA: Equilibrio Económico

OBJETIVO ESTRATEGICO: Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico

OBJETIVOS ESPECIFICOS: Reactivar, Reindustrializar y Reconvertir el Sector Industrial

RESULTADO: Desarrollo Integral de la Zona Industrial de la Costa Oriental del Lago de Maracaibo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	400.000.000				400.000.000
	TOTAL	400.000.000				400.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	400.000.000				400.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	400.000.000				400.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	400.000.000				400.000.000
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados con Fines Empresariales no Petroleros	400.000.000				400.000.000
	- A1204 Zona Industrial de la Costa Oriental del Lago, C.A. (ZICOLCA)	400.000.000				400.000.000

PROYECTO:	Transferencia para Financiar el Proyecto del Servicio Nacional de Contrataciones
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	3.000.000.000
ASIGNACIÓN PRESUPUESTARIA:	3.000.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Diversificar el Sistema de Compras del Estado, con Énfasis en las Pequeñas y Medianas Empresas y Cooperativas, al Tiempo que se Disminuye la Dependencia de Insumos Extranjeros
RESULTADO:	Lograr que las Pymes y Cooperativas Contraten con el Estado, con Transparencia e Igualdad de Condiciones

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	3.000.000.000				3.000.000.000
	TOTAL	**3.000.000.000**				**3.000.000.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	3.000.000.000				3.000.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	3.000.000.000				3.000.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	3.000.000.000				3.000.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	3.000.000.000				3.000.000.000
	- A0908 Servicio Nacional de Contrataciones	3.000.000.000				3.000.000.000

PROYECTO:	Nueva Cultura Ciudadana
UNIDAD DE MEDIDA:	Informe
CANTIDAD	4
ASIGNACIÓN PRESUPUESTARIA:	2.615.500.350
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Articular y Optimizar la Nueva Estrategia Comunicacional
OBJETIVOS ESPECIFICOS:	Implementar una Cultura Ciudadana Proclive a la Eficiencia de los Agentes Económicos que Beneficie a Consumidores y Usuarios, a través de una Gestión Educativa y Comunicacional Efectiva que Conlleve a una Mayor Participación Ciudadana en el Nuevo Modelo Productivo del País
RESULTADO:	Formar a los Agentes Económicos, y a los Consumidores y Usuarios en el Cumplimiento de la Norma Legal Vigente y de Ese Modo, Coadyuvar a la Formación de un Nuevo Modelo Productivo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.882.874.352				1.882.874.352
4.02	Materiales, Suministros y Mercancías	154.126.000				154.126.000
4.03	Servicios no Personales	443.000.000				443.000.000
4.04	Activos Reales	135.499.998				135.499.998
	TOTAL	2.615.500.350				2.615.500.350

PROYECTO:	Transferencias para Financiar los Proyectos de SENCAMER
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	4.000.000.000
ASIGNACIÓN PRESUPUESTARIA:	4.000.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Reactivar, Reindustrializar y Reconvertir el Sector Industrial
RESULTADO:	Construcción del Edificio N° 3 de los Laboratorios de Metrología de Maracay

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	4.000.000.000				4.000.000.000
	TOTAL	4.000.000.000				4.000.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	4.000.000.000				4.000.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	4.000.000.000				4.000.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	4.000.000.000				4.000.000.000
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	4.000.000.000				4.000.000.000
	- A0205 Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)	4.000.000.000				4.000.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	34.367.270.550				34.367.270.550
	TOTAL	34.367.270.550				34.367.270.550

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	587.300.000				587.300.000
4.03	Servicios no Personales	4.716.730.079				4.716.730.079
4.04	Activos Reales	3.664.950.000				3.664.950.000
4.07	Transferencias y Donaciones	8.632.000.000				8.632.000.000
4.11	Disminución de Pasivos	500.000.000				500.000.000
	TOTAL	18.100.980.079				18.100.980.079

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	7.500.000.000				7.500.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	7.500.000.000				7.500.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	7.500.000.000				7.500.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	6.000.000.000				6.000.000.000
	- A0142 Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)	6.000.000.000				6.000.000.000
4.07.01.03.07	Transferencias corrientes a Entes Descentralizados con Fines Empresariales no Petroleros	1.500.000.000				1.500.000.000
	- A0849 Venezuela Industrial, S.A. (VENINSA)	1.500.000.000				1.500.000.000

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	1.112.000.000				1.112.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	1.112.000.000				1.112.000.000
4.07.01.01.00	Transferencias Corrientes Internas al Sector Privado	1.112.000.000				1.112.000.000
4.07.01.01.73	Subsidios a Instituciones Benéficas Privadas	900.000.000				900.000.000
	- S0730 Guardería Infantil Negra Hipólita	450.000.000				450.000.000
	- S1500 Comité de Damas del Ministerio de la Producción y el Comercio	450.000.000				450.000.000
4.07.01.01.75	Subsidios a Organismos Laborales y Gremiales	12.000.000				12.000.000
	- S1751 Asociación de Jubilados y Pensionados de CORPOINDUSTRIA (ASOJUBI)	6.000.000				6.000.000
	- S1752 Asociación de Jubilados y Pensionados del Ministerio de Producción y el Comercio	6.000.000				6.000.000
4.07.01.01.99	Otras Transferencias Corrientes Internas al Sector Privado	200.000.000				200.000.000
	- S0690 Fundación Tecnológica de Seguridad Integral (FUNSEIN)	200.000.000				200.000.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	19.000.000.000				19.000.000.000
	TOTAL	19.000.000.000				19.000.000.000

Ministerio de Industrias Básicas y Minería

MINISTERIO DE INDUSTRIAS BÁSICAS Y MINERÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio de Industrias Básicas y Minería, se crea según Decreto N° 3.464 de fecha 09/02/2005, publicado en la Gaceta Oficial N° 38.124 de fecha 10/02/05, mediante el cual se dicta la Organización y Funcionamiento de la Administración Pública Central, donde se establece la creación entre otros de este Despacho, cuya misión consiste en generar, fomentar, difundir y evaluar las políticas, planes y proyectos para impulsar la transferencia de las ventajas comparativas que posee el país, al sector transformador nacional y promover un desarrollo endógeno sustentable de las industrias básicas y la minería.

El Despacho de Industrias Básicas y Minería tiene entre sus competencias:

- La regulación, formulación y seguimiento de políticas, la planificación y realización de las actividades del Ejecutivo Nacional en materia de industrias básicas y minería.
- Planificar y ejecutar inversiones para la reactivación, reconversión y creación de empresas básicas y minería que se requieren para impulsar el desarrollo nacional.
- Facilitar la transferencia de las ventajas comparativas en materia de recursos naturales y mineros a las cadenas productivas de la industria ligera y la economía popular.
- Diseñar y ejecutar políticas y estrategias en el ámbito de las empresas básicas y la minería, para profundizar la transformación de la economía rentista e importadora, en una economía productiva y diversificada, capaz de generar la reactivación del sector exportador.
- Promover la inversión extranjera en el país, orientadas al sector industrial y minero, que garanticen la transferencia de tecnología, capacitación del recurso humano, la asistencia técnica y los mercados para la producción nacional.
- Coordinar con los órganos y entes competentes, acciones necesarias para promover el desarrollo sustentable de la industria básica y el mantenimiento de una explotación sustentable de la actividad minera.

La formulación de estas políticas públicas, refleja una comprensión integral de los problemas y eventos, que inciden de forma determinante en el desarrollo de los procesos de extracción, producción y comercialización de las materias primas e insumos que se generan en el país.

La política del Ministerio en favor de la transformación de las materias primas, se orienta a la conformación de un modelo integral de desarrollo, que promueva el manejo racional de los recursos forestales y mineros, que consolide la integración de las cadenas productivas con un alto valor agregado del componente nacional, y sobretodo, que impulse el crecimiento y el desarrollo socioeconómico del país, con criterios de soberanía y de verdadera independencia nacional.

Así mismo, la política también se orienta a la realización de estudios e investigaciones sobre el sector y, a promover las inversiones en el ámbito de las industrias básicas y la minería, a los fines de que se garanticen la ejecución de los proyectos de desarrollo y expansión; así como, aquellos proyectos que promueven la transferencia de tecnología, la capacitación de los recursos humanos, la asistencia técnica y los mercados para la producción nacional.

Ahora bien, es conveniente destacar, que la orientación política del Ministerio responde a la importancia estratégica que tienen las materias primas, para el desarrollo de las cadenas de transformación de bienes y servicios y para la conformación de parques industriales, que sirvan de base a la transición del sistema capitalista, basado en el individualismo, a la consolidación de la Economía Social, sustentada en el cooperativismo revolucionario y la cogestión en las industrias básicas y la minería.

En este sentido, el Ministerio en atención a las disposiciones del Ejecutivo Nacional ha formulado un conjunto de acciones y proyectos a ser financiados con la asignación presupuestaria, que permitan el cumplimiento de las metas de crecimiento y desarrollo económico del país.

El Despacho de Industrias Básicas y Minería, en concordancia con las directrices emanadas del Ejecutivo Nacional y sus funciones medulares; para el año 2006 se ha propuesto ejecutar los siguientes proyectos:

- Fortalecimiento institucional para el desarrollo del sector minero.
- Crecimiento y consolidación del desarrollo endógeno en la industria básica para el año 2006.
- Captación y seguimiento de inversiones en industrias básicas y minería.
- Seguimiento y desarrollo tecnológico en las áreas de industrias básicas y la minería
- Gestión administrativa de planificación, presupuesto y desarrollo institucional del MIBAM.

La ejecución y el desarrollo de estos proyectos, se orienta fundamentalmente a la ampliación y desarrollo de la infraestructura de servicio eléctrico, al impulso y fortalecimiento de las industrias básicas y la minería, a la captación de nuevas inversiones y al fortalecimiento institucional del Estado.

En cuanto a este particular, los proyectos están destinados a generar un crecimiento y consolidación del desarrollo endógeno en las industrias básicas, proyectos capaces de garantizar el suministro y transferencia de las ventajas comparativas, de las materias primas e insumos nacionales a las cadenas productivas y al sector transformador local.

Igualmente, permitirán planificar y focalizar las inversiones para la reactivación, reconversión y creación de empresas básicas que se requieren para impulsar el desarrollo nacional, con la participación de las cooperativas, micros, pequeñas y medianas empresas. De igual forma, tienden a fomentar la incorporación y adaptación de nuevas tecnologías a partir de programas de adecuación tecnológica.

En este sentido, es importante destacar que en razón a la prioridad que tiene el estado de mejorar la infraestructura física y social de todo el país, el Ministerio promueve proyectos para la construcción de un sistema hidroeléctrico que permita aprovechar el potencial energético de la cuenca hidrográfica del río Caroní, y que a su vez contribuya a satisfacer las necesidades de generación, transmisión y distribución de energía que tiene el país.

C.V.G Electrificación del Caroní, C.A (CVG EDELCA)

EDELCA empresa tutelada por la Corporación Venezolana de Guayana (CVG), se ha propuesto continuar con la ejecución entre otros de los proyectos: Central Hidroeléctrica de Tocoma, Proyecto de Transmisión y el Programa de Inversiones Caruachí, que en general, se orientan a reducir las expectativas futuras de déficit energético que pudiera enfrentar el país después del año 2007, debido a la actual tendencia de crecimiento interanual del consumo de energía eléctrica de un siete por ciento (7%).

De igual manera, estos proyectos contemplan una mejora tecnológica y una ampliación en la infraestructura de interconexión de las estaciones y subestaciones de transferencia y del servicio de transmisión, lo cual permitirá consolidar una plataforma energética capaz de incrementar el acceso a este servicio por intermedio de las operadoras estatales de la Compañía Anónima de Administración y Fomento Eléctrico (CADAFE), ente adscrito al Ministerio de Energía y Petróleo.

Para la ejecución de estos proyectos fue considerada una asignación por Ley Especial de Endeudamiento para acometer las obras de inversión, a los fines de contribuir con el crecimiento sostenido y diversificado de la economía nacional.

Ahora bien, en cuanto a la minería, es conveniente precisar que el Ministerio ha hecho la distinción de este sector en función de su escala de acción, es decir; minería de desarrollo industrial y pequeña minería. La minería de desarrollo industrial se considera dentro de los proyectos de industrias básicas por ser un eslabón fundamental para la conformación del modelo productivo nacional; mientras que la pequeña minería por sus características e impacto requieren un tratamiento particular y focalizado.

La situación de pobreza, marginalidad y menoscabo de las condiciones humanas en las comunidades de pequeña minería de la Región de Guayana, representa una violación masiva y estructural a los derechos más elementales de las personas. Entre los descriptores más relevantes de este problema, se pueden precisar los siguientes:

- Existencia de alrededor de 50.000 mineros ilegales
- Una escasa recaudación fiscal
- Aproximadamente 1.300 Ha. desforestadas
- Una recuperación del mineral menor al 50%
- El 90% de las explotaciones no cuentan con investigaciones geológicas
- El 96% de los mineros no están organizados y se encuentran en condiciones de vida infrahumanas; entre otros.

En líneas generales, la pequeña minería ilegal es un problema estructural que no sólo depende de acciones financieras, económicas y sociales aisladas, sino que requieren de un esfuerzo integral y conjunto entre diversos actores regionales y nacionales.

Instituto Nacional de Geología y Minería (INGEOMIN)

Organismo tutelado por el Despacho de Industrias Básicas y Minería, cuyo objeto de creación se fundamenta en la realización de investigaciones principalmente de carácter disciplinario en las áreas de geología, recursos minerales, geofísica, geoquímica, geotecnia y demás áreas afines; planificar, ejecutar, dirigir y coordinar los programas de geociencias en general; así como la evaluación de los recursos minerales y energéticos no convencionales, asesorar a las entidades gubernamentales, al sector privado y contribuir en la generación y difusión de los conocimientos de la información científica en las áreas de su competencia y por misión ser el sector de las geociencias en el ámbito nacional, motor de las investigaciones interdisciplinarias y del desarrollo sostenible de los recursos minerales y energéticos no convencionales.

También es importante destacar, que el Despacho de Industrias Básicas y Minería por intermedio del Instituto Nacional de Geología y Minería (INGEOMIN), promueve acciones de investigación y desarrollo en geología, geofísica, geoquímica, geotécnica y de recursos minerales, con la finalidad de identificar y cualificar el potencial de recursos naturales explotables y aprovechables económicamente del país.

A tales fines, INGEOMIN ha formulado la II Fase del Mapa Geoquímico de Venezuela, el proyecto de Cartografía Geológica y Geotécnica y el proyecto de integración y compilación de la cartografía digital, los cuales tienen la finalidad de conformar una base de datos integrada y digitalizada, con tecnología de última generación, que le permita al Estado, y a la comunidad, conocer las condiciones geomorfológicas del suelo y subsuelo venezolano; así mismo, estos proyectos facilitan la labor de identificar y ubicar posibles yacimientos mineros y petrolíferos, debido a la capacidad técnica de interpretación de las imágenes de radar; adicionalmente, estos proyectos le permitirán al Estado contar con una cartografía de estabilidad que defina mapas de amenazas por deslizamiento y desplazamientos de fallas geológicas, con lo cual se pudieran formular estrategias de acción preventiva y de contingencia ante desastres naturales.

Es conveniente señalar que el Instituto ha formulado un conjunto de proyectos orientados a fortalecer su posicionamiento como instituto de investigación y desarrollo de alto nivel, esto a través de una adecuación tecnológica de sus equipos y de un programa de promoción y difusión institucional. Estos proyectos permitirán reorganizar los procesos y métodos de análisis e investigación, modernizar su sistema de laboratorios y, a su vez, generar publicaciones geocientíficas con carácter oficial.

Para el año 2006, INGEOMIN tiene como tareas fundamentales servir de soporte y apoyo al desarrollo del sector minero, a través de la ejecución del proyecto de la Fundación Misión Piar, creada mediante Decreto N° 3.958 publicado en Gaceta Oficial N° 38.282 de fecha 28/09/05, cuyo objetivo general es modificar el escenario actual de la pequeña minería, caracterizado por la irregularidad generalizada en los ámbitos jurídico, técnico, ambiental, económico y el ilícito fiscal, donde estas características no existan o sean minimizadas; en tal sentido, se enfatiza principalmente en el logro de los siguientes objetivos específicos:

- El desarrollo sustentable de las comunidades mineras para que los pequeños mineros alcancen un nivel de vida acorde con la dignidad humana.
- Propiciar la organización y participación ciudadana del pequeño minero, con la finalidad de elevar su conciencia cívica.
- Legalización y organización en cooperativas autogestionarias de los pequeños mineros.
- Ofrecer asistencia técnica y financiera al pequeño minero.
- Reforzar la presencia del Estado en las actividades de explotación a fin de disminuir la evasión fiscal.
- Lograr la estabilidad y el asentamiento territorial del pequeño minero y su familia.
- Disminuir el impacto ambiental negativo y recuperar las áreas afectadas.
- Fortalecer el ingreso y el empleo en las regiones mineras.
- Impulsar y materializar la capacitación de la comunidad minera.

Por esta razón, cabe destacar como proyecto de desarrollo el fortalecimiento de la Fundación Misión Piar, a la cual se le han destinado recursos a través de Instituto Nacional de Geología y Minería (INGEOMIN) recursos, con el propósito de promover el desarrollo de la economía social y la participación ciudadana a través de la organización, asistencia técnico financiera y mejoramiento de la calidad y condiciones de vida de los pequeños mineros de la Región Guayana.

Este proyecto agiliza las acciones para el otorgamiento de autorizaciones y ventajas especiales de explotación para la pequeña minería; así como, favorece la organización de cooperativas, la formulación y evaluación de proyectos y la asistencia técnica a los pequeños mineros en la Región Guayana. De igual forma, con este proyecto se accionan mecanismos para la evaluación de tecnologías alternativas para la explotación minera, a partir de un programa de adecuación tecnológica y capacitación técnica a la pequeña minería.

Otro elemento a destacar en la ejecución tanto de la Misión Piar, como de los restantes proyectos orientados al sector minero, es que contribuyen al resguardo de la soberanía nacional, a partir de las acciones de inspección, vigilancia y control de las actividades mineras en todo el territorio nacional.

Ahora bien, en cuanto a la captación de nuevas inversiones el Ministerio ha destinado recursos de su asignación presupuestaria para la ejecución de acciones de conceptualización, diseño y seguimiento a instrumentos de inversión en las industrias básicas y la minería. Estas acciones permitirán generar mecanismos financieros y de asistencia técnica eficientes, orientados a la promoción de las potencialidades y facilidades de inversión en Venezuela, tanto para inversionistas nacionales como extranjeros; adicionalmente, es de destacarse que estos mecanismos tienden a contribuir con el incremento del ahorro interno y el desarrollo de cadenas financieras nacionales.

Estas acciones responden a que en la actualidad, los inversionistas nacionales y extranjeros no cuentan con información oportuna y confiable sobre las potencialidades y facilidades de inversión en Venezuela. Adicionalmente, el Estado, en cuanto al sector de las industrias básicas y la minería no cuenta con mecanismos eficientes que permitan hacer el seguimiento y evaluación a la inversión nacional y extranjera en este sector. Y estos aspectos inciden de forma considerable en la materialización de las inversiones directas en Venezuela.

Por otra parte, es importante señalar que a través de las acciones y proyectos de la Corporación Venezolana de Guayana (CVG) y sus empresas tuteladas, se orientan recursos y esfuerzos técnicos y humanos, a la consolidación de proyectos tanto de desarrollo nacional como de la Región Guayana.

En cuanto a las acciones de proyección nacional que espera iniciar y/o continuar la Corporación Venezolana de Guayana (CVG) para el ejercicio fiscal 2006, es conveniente destacar:

- Los proyectos que se orientan a la integración de los primeros eslabones de la cadena de transformación de las materias primas, como la Reactivación de la Siderúrgica de Trujillo (SIDETRUCA), la nueva Planta Siderúrgica del Estado Bolivar, la Planta de Tubos y aquellos que amplían y mejoran la capacidad operativa de las actuales plantas de las empresas tuteladas.

- Los proyectos dirigidos a la conformación de empresas transformadoras intermedias como la Fábrica de Tractores, la Planta de Cemento Cerro Azul, la Planta de Pulpa y Papel, la Fábrica de Incubadora de Aves, la Planta Procesadora de Maíz, la Planta Procesadora de Cacao y la Planta Procesadora de Yuca.

- Los proyectos orientados a la instalación, mejoramiento y adecuación de las infraestructuras de comunicaciones y servicios, que generan un impacto a nivel nacional, tales como: el Sistema Vial Puente Mixto sobre el río Orinoco, Terminal Portuario del Orinoco: Alianza Deltana y la Creación de Instituto de Investigación Tecnológica; entre otros.

Ahora bien, desde una perspectiva regional es conveniente resaltar que tanto la Corporación Venezolana de Guayana como sus empresas tuteladas cumplen un rol importante en el desarrollo de la Región Guayana, lo cual se observa a partir de los proyectos de ampliación y mejora de las infraestructuras de servicios básicos como acueductos y manejo de desechos sólidos urbanos e industriales.

De igual manera, se plantean un conjunto de acciones para la generación y desarrollo de nuevas actividades económicas, tales como:

- El proyecto de la granja integral modelo en Isla de Guara.
- La reactivación del potencial agrícola del Municipio Tucupita del Estado Delta Amacuro.
- La instalación de una planta desmotadora de algodón en el Municipio Cedeño del Estado Bolívar.
- La instalación de una planta desmotadora de almidón y alimentos balanceados en el Municipio Raúl Leoni, del Estado Bolívar.

Así como los diferentes programas de apoyo y asistencia a las Misiones del Gobierno Central, Estadal y Municipal. Estas acciones se enmarcan dentro de las estrategias de conformación de "Empresas de Producción Social", la creación de núcleos de desarrollo endógeno industrializantes y a la institucionalización de la participación ciudadana dentro de los procesos de gestión de las industrias básicas y la minería.

La ejecución de todos estos proyectos propicia la generación de una riqueza material con equidad social y, a su vez, permiten aprovechar las ventajas comparativas y competitivas que posee el país para impulsar la soberanía productiva y la verdadera independencia nacional, a través del desarrollo aguas abajo de las industrias básicas y la minería, como una alternativa no petrolera al desarrollo nacional.

Finalmente, cabe mencionar los esfuerzos que el Ministerio de Industrias Básicas y Minería pretende consolidar, para el ejercicio fiscal 2006, en cuanto al ordenamiento y sistematización de trámites y procedimientos de su competencia; como son el seguimiento, evaluación y control de la ejecución de los programas y proyectos de este Ministerio y sus entes adscritos.

En la actualidad el Ministerio ha iniciado acciones a los fines de crear una base de datos actualizada de los expedientes del sector de las industrias básicas y minería, han desarrollado iniciativas para mejorar la organización y sistematización de la información técnica, y así agilizar los trámites, procesamiento de permisos y revisión de expedientes, acuerdos y convenios de producción.

RESUMEN DE PROYECTOS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
430007000	Transferencia para financiar los proyectos de C.V.G Electrificación del Caroní, C.A. (EDELCA)	Bolívares	261.000.000.000		261.000.000.000		261.000.000.000
430008000	Transferencia para financiar los proyectos del Instituto Nacional de Geología y Minería (INGEOMIN)	Bolívares	6.236.400.000	6.236.400.000			6.236.400.000
430010000	Fortalecimiento institucional para el desarrollo del sector minero	Sistema	3	13.145.409.395			13.145.409.395
430011000	Crecimiento y consolidación del desarrollo endógeno en la industria básica para el año 2006.	Política y/o Proyecto	1	4.472.601.936			4.472.601.936
430012000	Captación y seguimiento de inversiones en industrias básicas y minería	Asesoría/Estudio	216	2.549.000.147			2.549.000.147
430014000	Seguimiento y desarrollo tecnológico en las áreas de industrias básicas y la minería.	Proyecto/Plan	4	1.761.849.595			1.761.849.595
430016000	Gestión administrativa de planificación, presupuesto y desarrollo institucional del MIBAM.	Informe/Reporte	68	1.292.927.682			1.292.927.682
	TOTAL			29.458.188.755	261.000.000.000		290.458.188.755

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
430001000	Dirección y Coordinación de los Gastos de los Trabajadores	11.587.755.443			11.587.755.443
430002000	Gestión Administrativa	12.027.255.802			12.027.255.802
	TOTAL	23.615.011.245			23.615.011.245

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO.
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	311	2.986.491.455
- Directivo	62	836.081.592
- Profesional y Técnico	197	1.351.909.180
- Personal Administrativo	33	675.660.367
- Obrero	19	122.840.316
Personal Contratado	10	300.000.000
- Profesional y Técnico	10	300.000.000
TOTAL	321	3.286.491.455

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	28.952.095.270			28.952.095.270
4.02	Materiales, suministros y mercancías	1.836.184.273			1.836.184.273
4.03	Servicios no personales	9.300.935.995			9.300.935.995
4.04	Activos reales	702.984.462			702.984.462
4.07	Transferencias y donaciones	12.281.000.000	261.000.000.000		273.281.000.000
	TOTAL	53.073.200.000	261.000.000.000		314.073.200.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	12.126.000.000	261.000.000.000		273.126.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	12.126.000.000			12.126.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	12.126.000.000			12.126.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	12.126.000.000			12.126.000.000
	- A0199 Instituto Nacional de Geología y Minería (INGEOMIN)	12.126.000.000			12.126.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas		261.000.000.000		261.000.000.000
4.07.03.03.00	Transferencias de capital internas al sector público		261.000.000.000		261.000.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		261.000.000.000		261.000.000.000
	- A0626 C.V.G Electrificación del Caroní, C.A. (EDELCA)		261.000.000.000		261.000.000.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	15.000.000			15.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	15.000.000			15.000.000
4.07.02.01.00	Transferencias corrientes al exterior	15.000.000			15.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	15.000.000			15.000.000
	- I0124 Conferencia de Comercio y Desarrollo de las Naciones Unidas (UNTACD).	15.000.000			15.000.000

PROYECTO: Transferencia para financiar los proyectos de C.V.G Electrificación del Caroní, C.A (EDELCA)
UNIDAD DE MEDIDA: Bolívares
CANTIDAD 261.000.000.000
ASIGNACIÓN PRESUPUESTARIA: 261.000.000.000
AREA ESTRATEGICA: Equilibrio Económico
OBJETIVO ESTRATEGICO: Desarrollar la Economía Productiva
OBJETIVOS ESPECIFICOS: Ampliar la infraestructura de generación, transmisión y distribución de energía, garantizando la provisión de los servicios públicos masivos distribución en red para el 2006
RESULTADO: Generación de energía eléctrica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones		261.000.000.000			261.000.000.000
	- 001 Proyecto de Transmisión EDELCA		100.000.000.000			100.000.000.000
	- 002 Central Hidroeléctrica TOCOMA		141.000.000.000			141.000.000.000
	- 003 Programa de Inversión (Proyecto Caruachí/CVG EDELCA)		20.000.000.000			20.000.000.000
	TOTAL		261.000.000.000			261.000.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones		261.000.000.000			261.000.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas		261.000.000.000			261.000.000.000
4.07.03.03.00	Transferencias de capital internas al sector público		261.000.000.000			261.000.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		261.000.000.000			261.000.000.000
4.07.03.03.05	- A0626 C.V.G Electrificación del Caroní, C.A. (EDELCA)		261.000.000.000			261.000.000.000

PROYECTO:	Transferencia para financiar los proyectos del Instituto Nacional de Geología y Minería (INGEOMIN)
UNIDAD DE MEDIDA:	Bolivares
CANTIDAD	6.236.400.000
ASIGNACIÓN PRESUPUESTARIA:	6.236.400.000
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Garantizar el desarrollo sustentable de la actividad minera
OBJETIVOS ESPECIFICOS:	Promover una asistencia técnica eficaz que permita, mejorar el desarrollo de investigaciones y estudios geológicos y mineros
RESULTADO:	Mapas e informes de áreas factibles de explotación de recursos mineros

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	6.236.400.000				6.236.400.000
	TOTAL	6.236.400.000				6.236.400.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	6.236.400.000				6.236.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	6.236.400.000				6.236.400.000
4.07.01.03.00	Transferencias corrientes Internas al sector público	6.236.400.000				6.236.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	6.236.400.000				6.236.400.000
4.07.01.03.02	- A0199 Instituto Nacional de Geología y Minería (INGEOMIN)	6.236.400.000				6.236.400.000

PROYECTO:	Fortalecimiento institucional para el desarrollo del sector minero
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	3
ASIGNACIÓN PRESUPUESTARIA:	13.145.409.395
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Asegurar la transferencia de las ventajas comparativas que el país posee al sector transformador nacional y promover el desarrollo endógeno sustentable de las industrias básicas y la minería
OBJETIVOS ESPECIFICOS:	Proveer a la institución de una gestión administrativa organizada, sistematizada y actualizada, que permita mejorar el desarrollo de sus funciones y la asignación de recursos en relación con sus competencias
RESULTADO:	Organización, sistematización, actualización y coordinación de la gestión del MIBAM en el sector minero

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	12.094.900.382				12.094.900.382
4.02	Materiales, suministros y mercancías	200.461.698				200.461.698
4.03	Servicios no personales	716.447.315				716.447.315
4.04	Activos reales	133.600.000				133.600.000
	TOTAL	13.145.409.395				13.145.409.395

PROYECTO:	Crecimiento y consolidación del desarrollo endógeno en la industria básica para el año 2006.
UNIDAD DE MEDIDA:	Política y/o Proyecto
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	4.472.601.936
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Lograr la soberanía productiva a través de la transformación de las materias primas e insumos básicos en productos de creciente valor agregado, Facilitando el tránsito de la Venezuela rentista e importadora a la Venezuela productiva y exportadora.
OBJETIVOS ESPECIFICOS:	Fomentar el desarrollo y fortalecimiento de las industrias básicas integrándolas al nuevo modelo de desarrollo endógeno.
RESULTADO:	Política de desarrollo industrial

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.347.857.223				2.347.857.223
4.02	Materiales, suministros y mercancías	608.318.245				608.318.245
4.03	Servicios no personales	1.516.426.468				1.516.426.468
	TOTAL	4.472.601.936				4.472.601.936

PROYECTO:	Captación y seguimiento de inversiones en industrias básicas y minería
UNIDAD DE MEDIDA:	Asesoría/Estudio
CANTIDAD	216
ASIGNACIÓN PRESUPUESTARIA:	2.549.000.147
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Lograr la soberanía productiva a través de la transformación de las materias primas e insumos básicos en productos de creciente valor agregado. Facilitando el transito de la Venezuela rentista e importadora a la Venezuela productiva y exportadora.
OBJETIVOS ESPECIFICOS:	Establecer mecanismos de captación y seguimiento de la inversión nacional e internacional en industrias básicas y minería para el año 2006.
RESULTADO:	Servicio de asistencia y asesoría al inversionista

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.143.749.079				1.143.749.079
4.02	Materiales, suministros y mercancías	40.802.456				40.802.456
4.03	Servicios no personales	1.364.448.612				1.364.448.612
	TOTAL	2.549.000.147				2.549.000.147

PROYECTO:	Seguimiento y desarrollo tecnológico en las áreas de industrias básicas y la minería
UNIDAD DE MEDIDA:	Proyecto/Plan
CANTIDAD	4
ASIGNACIÓN PRESUPUESTARIA:	1.761.849.595
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Impulsar la soberanía productiva y añadir nuevas actividades industriales, a través del desarrollo aguas abajo de las industrias básicas y la Minería como sectores estratégicos de nuestra economía.
OBJETIVOS ESPECIFICOS:	Promover el uso y desarrollo de tecnologías apropiadas en las industrias básicas y la minería con la finalidad de adecuar y contribuir al fortalecimiento del nuevo modelo productivo.
RESULTADO:	Asistencia técnica para la identificación, selección e implementación de tecnologías

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.137.523.323				1.137.523.323
4.02	Materiales, suministros y mercancías	17.501.755				17.501.755
4.03	Servicios no personales	581.224.517				581.224.517
4.04	Activos reales	25.600.000				25.600.000
	TOTAL	1.761.849.595				1.761.849.595

PROYECTO:	Gestión administrativa de planificación, presupuesto y desarrollo institucional del MIBAM.
UNIDAD DE MEDIDA:	Informe/Reporte
CANTIDAD	68
ASIGNACIÓN PRESUPUESTARIA:	1.292.927.682
AREA ESTRATEGICA:	Equilibrio político
OBJETIVO ESTRATEGICO:	Asegurar la transferencia de las ventajas comparativas que el país posee al sector transformador nacional y promover un desarrollo endógeno Sustentable de las Industrias Básicas y la Minería
OBJETIVOS ESPECIFICOS:	Proveer a la institución de una asistencia técnica eficaz que permita mejorar el desarrollo de sus funciones y la asignación de recursos en relación con los planes y metas programadas para el ejercicio fiscal 2006
RESULTADO:	Presupuesto, plan operativo anual nacional, plan operativo anual institucional, memoria y cuenta, mensaje presidencial, manuales y procedimientos, reportes de asesoría estadísticas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.061.704.307				1.061.704.307
4.02	Materiales, suministros y mercancías	16.150.000				16.150.000
4.03	Servicios no personales	215.073.375				215.073.375
	TOTAL	1.292.927.682				1.292.927.682

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	11.166.360.956				11.166.360.956
4.03	Servicios no personales	421.394.487				421.394.487
	TOTAL	11.587.755.443				11.587.755.443

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	952.950.119				952.950.119
4.03	Servicios no personales	4.485.921.221				4.485.921.221
4.04	Activos reales	543.784.462				543.784.462
4.07	Transferencias y donaciones	6.044.600.000				6.044.600.000
	TOTAL	12.027.255.802				12.027.255.802

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	5.889.600.000				5.889.600.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	5.889.600.000				5.889.600.000
4.07.01.03.00	Transferencias corrientes internas al sector público	5.889.600.000				5.889.600.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	5.889.600.000				5.889.600.000
4.07.01.03.02	- A0199 Instituto Nacional de Geología y Minería (INGEOMIN)	5.889.600.000				5.889.600.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	15.000.000				15.000.000
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	15.000.000				15.000.000
4.07.02.01.00	Transferencias corrientes al exterior	15.000.000				15.000.000
4.07.02.01.04	Transferencias corrientes a organismos internacionales	15.000.000				15.000.000
4.07.02.01.04	- I0124 Conferencia de Comercio y Desarrollo de las Naciones Unidas (UNTACD).	15.000.000				15.000.000

Ministerio del Turismo

MINISTERIO DEL TURISMO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio del Turismo como ente rector de la actividad turística le corresponde promover y regular la actividad turística mediante el establecimiento de normas que garanticen la orientación, facilitación, fomento, coordinación y control de la misma, estableciendo mecanismos de participación y concertación de los sectores público y privado, dirigir las relaciones de cooperación internacional de acuerdo a las pautas fijadas de manera coordinada con los órganos y entes competentes en la materia; así como también la organización y funcionamiento del Sistema Turístico Nacional.

Una de las líneas estratégicas del Gobierno Nacional es hacer de la actividad turística un factor de desarrollo sustentable para el país, a través de la inversión pública y privada, el fomento de una cultura turística y la participación protagónica de los actores que conforman este sector del aparato productivo para:

- Generar nuevas fuentes de empleo.
- Reconocer, valorar y mostrar al mundo la diversidad de nuestros atractivos turísticos, la riqueza de nuestro patrimonio histórico- cultural.
- Propiciar el intercambio cultural a través del encuentro con el turista.
- Propiciar la integración de la comunidad mediante su participación en la actividad turística como usuario y/o prestador de servicio.
- Mejorar la calidad de vida de las venezolanas y venezolanos.
- Propiciar de manera integral la equidad social, el equilibrio ambiental, el crecimiento económico y el desarrollo humano.

El Proyecto de Presupuesto 2006 del Ministerio del Turismo asciende a la cantidad de Bs. 89.494,6 millones, de los cuales Bs. 62.596,0 millones corresponden a los proyectos y Bs. 26.898,6 millones a las acciones centralizadas.

En armonía con los lineamientos del Ejecutivo Nacional, el Despacho ha accionado una serie de mecanismos dirigidos a posicionar al país entre los principales destinos de Sudamérica, lo que supone un sistema turístico innovador que propicie el desarrollo de esta actividad tan importante para la economía, mediante las siguientes políticas:

- Desarrollo de redes, servicios e infraestructura (Mejoramiento de infraestructura).

- Legitimación institucional y posicionamiento de productos (Calidad de Servicio).

- Desarrollo de capacidad e inclusión socio-productiva (Posicionamiento del Producto Turístico Nacional).

Para la implementación y consolidación de la infraestructura tecnológica que permitirá solucionar las carencias y deficiencias en materia de comunicaciones y procesamiento de información, se desarrollará el Proyecto de la Plataforma Tecnológica, diseñado como una solución orientada a la instalación de comunicaciones de última tecnología para transmisión de datos sobre IP, la cual está en pleno desarrollo y crecimiento en la comercialización.

La instalación y adecuación de la Plataforma Tecnológica permitirá:

- Dotar de equipos de telecomunicaciones internas.

- Maximizar los procesos productivos que tienen como elemento clave el procesamiento de información como, publicación de servicios Web, publicación de páginas Web (eventos, servicios institucionales).

- Comunicación departamental e interministerial, entes y organizaciones regionales nacionales e internacionales.

- Ahorrar tiempo en procesos de mantenimiento preventivo de la plataforma tecnológica, mediante la utilización de herramientas que permitan la utilización remota de equipos y dispositivos que la integran.

- Mejorar la calidad del servicio.

- Aumentar la satisfacción de los usuarios por la mejora en la calidad en los ambientes y estaciones de trabajo, que les permiten la maximización de su productividad.

A través de la realización de los Gabinetes Móviles se consolidará el esquema turístico y reforzará en las autoridades locales la idea de rescatar los valores históricos, culturales y naturales de la región, para adaptarlos en productos para el turismo nacional. Estas jornadas de trabajo contemplan la instalación de mesas técnicas que servirán para intercambiar información respecto a temas como financiamiento, proyectos, servicios logísticos y legislación turística, como resultado del Gabinete Móvil, las autoridades de MINTUR recibirán planes especializados en el área del turismo elaborados por entes públicos y privados, alcaldías y cooperativas de cada región. Se efectuarán a lo largo de todo el país con el propósito de posicionar a Venezuela como una de las opciones más atractivas para hacer turismo a nivel internacional; también se trata de hacerle seguimiento a los planes que emprende el Despacho, en conjunto con gobernaciones y alcaldías.

Por otra parte, mediante el Plan de Saneamiento Turístico Ambiental se recuperará, conservará el medio ambiente de los Núcleos de Desarrollo Turístico, específicamente en los Parques Nacionales ubicados en la franja norte costera de nuestro territorio, con la participación de la comunidad y las Gobernaciones de Falcón, Aragua, Vargas, Miranda, Anzoátegui, Nueva Esparta y Sucre, y se espera que la ejecución de las actividades a desarrollar se realicen a través de Microempresas Cooperativas. Este proyecto está enmarcado dentro de la política institucional de Desarrollo de Redes, Servicios e Infraestructura.

La importancia de la creación del Registro Turístico Nacional Electrónico, consiste en la consolidación tecnológica de la información en forma práctica, segura y confiable, que permita al estado venezolano contar con una base de datos de todos los prestadores de servicios turísticos que efectúen operaciones en la República. En este registro deben inscribirse las empresas de alojamiento, transporte, agencia de turismo, guía y conductores de turismo, entre otros. La implementación del Registro Turístico Nacional Electrónico permitirá:

- Sustituir el actual mecanismo por uno muy novedoso y así dar respuesta efectiva a los diferentes prestadores de servicios.

- El control y status del pago del 1% establecido en la Ley de Turismo, el cual tiene dos destinos un 50% dirigido al INATUR para su funcionamiento y el financiamiento de proyectos de capacitación y promoción y el otro 50% dirigido a los Fondos Mixtos Estatales constituidos legalmente.

- Obtención de estadísticas con alto grado de fiabilidad.

La implementación o creación de la Cuenta Satélite de Turismo (CST), instrumento estadístico basado en un conjunto de conceptos, definiciones, clasificaciones y tablas que permiten, en primer lugar el desarrollo de un Sistema de Estadística en el Sector Turismo (SET); y en segundo lugar medir el impacto del turismo en la economía de los países en términos de agregados económicos básicos como el consumo, el gasto, la renta, la inversión, impuesto, el empleo y transacciones externas con la posibilidad de lograr mediciones compatibles con el resto del mundo.

Asimismo, el Plan Nacional de Fiscalización, Control y Gestión de Prestadores de Servicio, ejecutará un plan de inspección integral dirigido a la evaluación y control de la gestión de los prestadores de servicios a nivel nacional, verificando el cumplimiento de la normativa vigente, la calidad de los servicios turísticos prestados y logra a través de ellos el desarrollo de nuestro país en lo económico, social y cultural.

La ejecución y desarrollo de este proyecto permitirá:

- Un mejor control para la supervisión de los prestadores de servicios turísticos, mediante el cual se verifica cuales de ellos se encuentran inscritos en RTN y cuales aptos para prestar el servicio.
- Formalizar la suscripción de los convenios de transferencia de funciones a los estados, lo cual permite un alto control de la prestación del servicio por parte de los prestadores de servicios turísticos.
- Satisfacer la necesidad de las corporaciones de turismo y de los prestadores de servicios turísticos, en cuanto al suministro de los libros de sugerencias y reclamos mediante los cuales se ejerce la supervisión de los referidos prestadores de servicios turísticos
- Realización de talleres para la formación de fiscales en el área de turismo, lo cual busca fortificar sus actuaciones, por medio de la enseñanza, el empleo de técnicas y aspectos en la materia y el establecimiento de normas para el control y fiscalización de la actividad turística a nivel nacional.

Por otra parte, la Feria Internacional de Turismo de Caracas FITCAR, se realizará anualmente para impulsar el turismo como un factor de desarrollo económico, de progreso social y de aproximación entre los pueblos. En la misma se establecerá negociaciones y convenios entre los operadores de turismo nacionales e internacionales para fomentar el turismo. La feria contará con manifestaciones culturales, gastronomía tradicional, artesanía, música, danza, literatura, teatro y cine. Además, contribuirá a realizar los valores culturales y étnicos de Venezuela, mostrando al mundo mediante esta vitrina turística, parte de nuestra historia, un típico ejemplo de libertad e igualdad, que hoy en día se ha convertido en el epicentro de la transformación socio-cultural del continente y del Gobierno Bolivariano.

Para lograr las acciones programadas este Despacho cuenta con los servicios y apoyo de los siguientes organismos adscritos:

Instituto Nacional de Promoción y Capacitación Turística (INATUR)

Ente ejecutor de las políticas de promoción y capacitación que lideran los cambios para alcanzar un verdadero posicionamiento del producto turístico que ofrece nuestro país en los mercados internacionales. Trabaja coordinadamente con los Fondos Mixtos Estatales, Direcciones y Corporaciones Nacionales de Turismo, para capacitar al recurso humano vinculado con la actividad turística, previo diagnóstico, planificación, coordinación, evaluación, seguimiento y control para el apoyo a proyectos, convenios y acuerdos con organizaciones públicas y privadas dentro del país.

El Ejecutivo Nacional le asigna Bs. 28.450,0 millones para los siguientes proyectos:

- Proyecto Núcleo de Desarrollo Turístico: cuya inversión estará dirigida al Desarrollo Turístico Río Caribe-Morro de Puerto Santo, en el Municipio Arismendi, Edo. Sucre y El Tirano-Puerto Fermín, Municipio Antolín del Campo Edo. Nueva Esparta y el Frente Marino Chichiriviche, Municipio Iturriza, Edo. Falcón

- Río Caribe-Morro de Puerto Santo: Declarado como "Núcleo de Desarrollo Endógeno Turístico", por medio del Plan Nacional Estratégico de Turismo 2003-2007 por el despacho del Viceministro de Turismo del extinto Ministerio de la Producción y el Comercio (MPC)..

- Tirano-Puerto Fermín: Permitirá lograr la recuperación y la revalorización del Borde Costero Noreste, Punta Cardón- El Tirano -Puerto Abajo, a través de obras de saneamiento y dotación de infraestructura, equipamiento y ornato con la finalidad de rescatar este importante escenario turístico, tanto para la comunidad de vecinos y residentes de la Isla, como para el turismo en general; al mismo tiempo garantizar la permanencia y desarrollo de actividades tradicionales de la zona, como son la pesca, carpintería de rivera y gastronomía margariteña.

- Frente Marino Chichiriviche: Tendrá como objetivo implantar y desarrollar un proyecto de ordenamiento espacial en el Malecón de Chichiriviche y mejoramiento del área urbana y generar espacios públicos más aptos. Este proyecto permitirá alcanzar los siguientes beneficios:

- Impacto Social: 1.-Favorecer a una población de 20.576 habitantes del Municipio y en especial a los 9.031 habitantes permanentes de la población de Chichiriviche 2.-Desarrollo Urbano local 3.-Consolidación de servicios públicos 4.- Aumento en la calidad de los servicios públicos.

- Impacto Económico: 1.- Generará trabajo productivo directo e indirecto 330 empleos temporales y 390 indirectos 2.- Valor agregado a los edificaciones y bienes muebles que se encuentran en las áreas contiguas.

- Impacto Ambiental: El impacto ambiental es bajo dado que se plantea la utilización de materiales autóctonos de la zona y la utilización de la actual red pública.

El Plan de Desarrollo Sustentable del sector Occidental del Parque Nacional Canaima ejes: Canaima-Kamarata-Kavak-Isla Ratón-Salto Ángel: Este proyecto constituye uno de los polos turísticos mas resaltantes del país por sus atractivos naturales (Salto Ángel, Laguna de Kanaimô, Salto El Sapo, El Hacha, Ucaima, Gran Sabana) y culturales como lo son su artesanía y los valores propios de las comunidades indígenas.

Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)

Tiene como objetivo la formación de técnicos superiores en las áreas de hotelería y servicios de hospitalidad y certificación de postgrado EURODHIP y hotelería y turismo, para cumplir funciones gerenciales. Su visión está enfocada en perdurar como centro de estudios superiores que formará los mejores profesionales en el área de Hotelería y Servicios de la Hospitalidad en Venezuela atendiendo a la filosofía de "Aprender Haciendo".

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
440007000	Cuenta Satélite del Turismo	Entrevista	351.148	1.700.000.000			1.700.000.000
440008000	Registro Turístico Nacional Electrónico (RTN)	Sistema	1	1.489.559.010			1.489.559.010
440009000	Plan Nacional de Fiscalización Control y Gestión de Prestadores de Servicios Turísticos	Inspección / Fiscalización	350	1.190.737.479			1.190.737.479
440010000	Plataforma Tecnológica	Equipo	1.250	3.715.703.511			3.715.703.511
440011000	La Feria Internacional de Turismo de Caracas	Feria	1	10.000.000.000			10.000.000.000
440012000	Plan de Saneamiento Turístico Ambiental	Plan	1	8.750.000.000			8.750.000.000
440013000	Gabinetes Móviles	Reunión, Foro y Conferencia	6	7.300.000.000			7.300.000.000
440014000	Transferencias para Financiar los Proyectos del Instituto Nacional de Promoción y Capacitación Turística (INATUR)	Bolívares	28.450.000.000	28.450.000.000			28.450.000.000
TOTAL				62.596.000.000			62.596.000.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
440001000	Dirección y Coordinación de los Gastos de los Trabajadores	13.606.097.214			13.606.097.214
440002000	Gestión Administrativa	10.059.633.709			10.059.633.709
440003000	Previsión y Protección Social	3.232.869.077			3.232.869.077
	TOTAL	26.898.600.000			26.898.600.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO. (En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	283	4.300.390.189
- Directivo	53	1.372.657.332
- Profesional y Técnico	93	2.079.185.064
- Personal Administrativo	33	342.585.505
- Obrero	104	505.962.288
Personal Contratado	138	1.992.120.000
- Profesional y Técnico	138	1.992.120.000
TOTAL	421	6.292.510.189

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	16.669.945.879			16.669.945.879
4.02	Materiales, Suministros y Mercancías	5.107.051.898			5.107.051.898
4.03	Servicios no Personales	25.630.527.712			25.630.527.712
4.04	Activos Reales	9.110.412.858			9.110.412.858
4.07	Transferencias y Donaciones	32.632.869.077			32.632.869.077
4.11	Disminución de Pasivos	343.792.576			343.792.576
	TOTAL	89.494.600.000			89.494.600.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	28.650.000.000			28.650.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	200.000.000			200.000.000
4.07.01.03.00	Transferencias Corrientes internas al Sector Público	200.000.000			200.000.000
4.07.01.03.02	Transferencias corrientes a Entes Descentralizados sin Fines Empresariales	200.000.000			200.000.000
	- A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	200.000.000			200.000.000
4.07.03.00.00	Transferencias Donaciones de Capital Internas	28.450.000.000			28.450.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	28.450.000.000			28.450.000.000
4.07.03.03.02	Transferencias de Capital a entes Descentralizados sin fines Empresariales	28.450.000.000			28.450.000.000
	- A0211 Instituto Nacional de Promoción y Capacitación Turística (INATUR)	28.450.000.000			28.450.000.000

RELACION DE SUBSIDIOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	100.000.000			100.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	100.000.000			100.000.000
4.07.01.02.00	Donaciones Corrientes Internas al Sector Privado	100.000.000			100.000.000
4.07.01.02.02	Donaciones Corrientes a Instituciones sin Fines de Lucro	100.000.000			100.000.000
	- S9000 Subsidios Sociales	100.000.000			100.000.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	650.000.000			650.000.000
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	650.000.000			650.000.000
4.07.02.01.00	Transferencias Corrientes al Exterior	650.000.000			650.000.000
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	650.000.000			650.000.000
	- I0235 Organización Mundial del Turismo (OMT)	235.000.000			235.000.000
	- I0236 Organización Turística del Caribe (OTC)	415.000.000			415.000.000

PROYECTO:	Cuenta Satélite del Turismo
UNIDAD DE MEDIDA:	Entrevista
CANTIDAD	351.148
ASIGNACIÓN PRESUPUESTARIA:	1.700.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Cuantificar el Aporte del Sector Turismo a la Economía, Mediante la Generación de Información Estadística Oportuna y Confiable para la Toma de Decisiones Estratégicas.
RESULTADO:	Diseño de Metodologías de Medición en Campo, Análisis y Difusión de Resultados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	264.373.693				264.373.693
4.02	Materiales, Suministros y Mercancías	182.492.157				182.492.157
4.03	Servicios no Personales	1.108.042.374				1.108.042.374
4.04	Activos Reales	145.091.776				145.091.776
	TOTAL	1.700.000.000				1.700.000.000

PROYECTO: Registro Turístico Nacional Electrónico (RTN)

UNIDAD DE MEDIDA: Sistema

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 1.489.559.010

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Acelerar la Creación de la Nueva Institucionalidad del Aparato del Estado

OBJETIVOS ESPECIFICOS: Consolidar el R.T.N., a través de la Implantación de un Sistema Electrónico, Bajo Ambiente Web, Mediante el Cual Todos los Prestadores de Servicios Turísticos Tengan Igualdad de Acceso y Disposición de Información de Todo lo Relacionado a Inscripciones, Renovaciones, Solicitud de Requisitos, Actualizaciones, Status, así Como Información General Sobre Estadísticas de Toda la Oferta de Prestadores de Servicios Turísticos a Nivel Nacional.

RESULTADO: Sistema de Información Estratégica del Registro Turístico Nacional de Inscripción, Renovación, Información y Generación de Información Estadística de la Oferta de Servicios Turísticos a Nivel Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	563.886.431				563.886.431
4.02	Materiales, Suministros y Mercancías	170.584.183				170.584.183
4.03	Servicios no Personales	635.368.753				635.368.753
4.04	Activos Reales	119.719.643				119.719.643
	TOTAL	1.489.559.010				1.489.559.010

PROYECTO:	Plan Nacional de Fiscalización Control y Gestión de Prestadores de Servicios Turísticos
UNIDAD DE MEDIDA:	Inspección / Fiscalización
CANTIDAD	350
ASIGNACIÓN PRESUPUESTARIA:	1.190.737.479
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Activar una Nueva Estrategia Integral y Eficaz Contra la Corrupción
OBJETIVOS ESPECIFICOS:	Impulsar un Plan de Fiscalización, Control y Gestión de los Prestadores de Servicios Turísticos, que Apoye la Consolidación del Sistema Turístico Nacional Orientado Hacia la Regulación Efectiva de la Actividad Turística.
RESULTADO:	Inspecciones y Procedimientos Administrativos Ejecutados.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	160.000.000				160.000.000
4.03	Servicios no Personales	878.293.741				878.293.741
4.04	Activos Reales	152.443.738				152.443.738
	TOTAL	1.190.737.479				1.190.737.479

PROYECTO:	Plataforma Tecnológica
UNIDAD DE MEDIDA:	Equipo
CANTIDAD	1.250
ASIGNACIÓN PRESUPUESTARIA:	3.715.703.511
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Acelerar la Nueva Institucionalidad del Estado
OBJETIVOS ESPECIFICOS:	Implementar y Consolidar la Infraestructura Tecnológica que Permite al Ministerio del Turismo Cumplir con su Visión y Misión.
RESULTADO:	Instalación y Configuración de Diversos Equipos de Procesamientos de Datos y Telecomunicaciones.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	156.993.408				156.993.408
4.02	Materiales, Suministros y Mercancías	528.710.103				528.710.103
4.03	Servicios no Personales	1.930.503.250				1.930.503.250
4.04	Activos Reales	1.099.496.750				1.099.496.750
	TOTAL	3.715.703.511				3.715.703.511

PROYECTO:	La Feria Internacional de Turismo de Caracas
UNIDAD DE MEDIDA:	Feria
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	10.000.000.000
AREA ESTRATEGICA:	Equilibrio Internacional
OBJETIVO ESTRATEGICO:	Seguir Impulsando el Nuevo Sistema Multipolar Internacional.
OBJETIVOS ESPECIFICOS:	Impulsar el Turismo como Factor de Desarrollo Económico, de Progreso Social y de Aproximación Entre los Pueblos.
RESULTADO:	Feria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	1.354.486.238				1.354.486.238
4.02	Materiales, Suministros y Mercancías	1.320.000.000				1.320.000.000
4.03	Servicios no Personales	6.525.513.762				6.525.513.762
4.04	Activos Reales	800.000.000				800.000.000
	TOTAL	10.000.000.000				10.000.000.000

PROYECTO:	Plan de Saneamiento Turístico Ambiental
UNIDAD DE MEDIDA:	Plan
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	8.750.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo Rumbo a la Creación del Nuevo Sistema Económico
OBJETIVOS ESPECIFICOS:	Promover Programas de Recuperación, Conservación y Manejo Ambiental
RESULTADO:	Plan de Saneamiento

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	915.103.895				915.103.895
4.02	Materiales, Suministros y Mercancías	825.127.795				825.127.795
4.03	Servicios no Personales	6.259.768.310				6.259.768.310
4.04	Activos Reales	750.000.000				750.000.000
	TOTAL	8.750.000.000				8.750.000.000

PROYECTO:	Gabinetes Móviles
UNIDAD DE MEDIDA:	Reunión, Foro y Conferencia
CANTIDAD	6
ASIGNACIÓN PRESUPUESTARIA:	7.300.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a Creación del Nuevo Sistema Económico.
OBJETIVOS ESPECIFICOS:	Instalar Mesas Técnicas para Intercambiar Información e Ideas Referentes a Proyectos, Financiamiento, Servicios Logísticos y Legislación Turística. Además de Hacer Seguimiento a los Planes que emprenda MINTUR, en Conjunto con Gobernaciones y Alcaldías.
RESULTADO:	Consolidar el Esquema Turístico en los Centros Locales a Nivel Nacional.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	832.200.000				832.200.000
4.03	Servicios no Personales	1.300.000.000				1.300.000.000
4.04	Activos Reales	5.167.800.000				5.167.800.000
	TOTAL	7.300.000.000				7.300.000.000

PROYECTO:	Transferencias para financiar los Proyectos del Instituto Nacional de Promoción y Capacitación Turística (INATUR)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	28.450.000.000
ASIGNACIÓN PRESUPUESTARIA:	28.450.000.000
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la Construcción del Nuevo Modelo Productivo, Rumbo a la Creación del Nuevo Sistema Económico.
OBJETIVOS ESPECIFICOS:	1. Hacer de la Actividad Turística un Factor de Desarrollo Sustentable del País
	Promover el Desarrollo Integral del Sector Turístico en los Procesos Productivos, Autogestionarios y participativos de la Población
RESULTADO:	2. Coadyuvar a la Generación de Empleos
	Promocionar al País desde el Punto de Vista Turístico a Nivel Nacional e Internacional

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	28.450.000.000				28.450.000.000
	Total	28.450.000.000				28.450.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	28.450.000.000				28.450.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	28.450.000.000				28.450.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	28.450.000.000				28.450.000.000
4.07.03.03.02	Transferencias de Capital a Entes Descentralizados sin Fines Empresariales	28.450.000.000				28.450.000.000
	- A0211 Instituto Nacional de Promoción y Capacitación Turística (INATUR)	28.450.000.000				28.450.000.000

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	13.415.102.214				13.415.102.214
4.03	Servicios no Personales	190.995.000				190.995.000
	TOTAL	13.606.097.214				13.606.097.214

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	1.087.937.660				1.087.937.660
4.03	Servicios no Personales	6.802.042.522				6.802.042.522
4.04	Activos Reales	875.860.951				875.860.951
4.07	Transferencias y Donaciones	950.000.000				950.000.000
4.11	Disminución de Pasivos	343.792.576				343.792.576
	TOTAL	10.059.633.709				10.059.633.709

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	200.000.000				200.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	200.000.000				200.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	200.000.000				200.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados sin Fines Empresariales	200.000.000				200.000.000
	- A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)	200.000.000				200.000.000

RELACION DE SUBSIDIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	100.000.000				100.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	100.000.000				100.000.000
4.07.01.02.00	Donaciones Corrientes Internas al Sector Privado	100.000.000				100.000.000
4.07.01.02.02	Donaciones Corrientes a Instituciones sin Fines de Lucro	100.000.000				100.000.000
	- S9000 Subsidios Sociales	100.000.000				100.000.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	650.000.000				650.000.000
4.07.02.00.00	Transferencias y Donaciones Corrientes al Exterior	650.000.000				650.000.000
4.07.02.01.00	Transferencias Corrientes al Exterior	650.000.000				650.000.000
4.07.02.01.04	Transferencias Corrientes a Organismos Internacionales	650.000.000				650.000.000
	- I0235 Organización Mundial del Turismo (OMT)	235.000.000				235.000.000
	- I0236 Organización Turística del Caribe (OTC)	415.000.000				415.000.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	3.232.869.077				3.232.869.077
	TOTAL	3.232.869.077				3.232.869.077

Ministerio de Energía
y Petróleo

MINISTERIO DE ENERGÍA Y PETRÓLEO

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio de Energia y Petróleo orientará su política presupuestaria dentro de los más amplios criterios de austeridad y racionalización del gasto, a fin de ejecutar los planes y objetivos propuestos, que permitan el cumplimiento de las metas de crecimiento y desarrollo económico del país.

Se encontrará orientada fundamentalmente al cumplimiento de sus atribuciones legales asignadas; igualmente enmarcadas dentro de las directrices estratégicas establecidas en el Plan de Desarrollo Económico Social de la Nación 2001-2007 y los grandes objetivos estratégicos, de la Nueva Etapa de la Revolución; a fin de continuar instalando la nueva estructura territorial.

Dentro de las acciones de fortalecimiento institucional, se han contemplado el desarrollo del recurso humano, a fin de elevar su capacitación técnica y nivel de profesionalización, que le permitan incrementar su competitividad.

Por otra parte, se contempla la actualización, adecuación y optimización de la plataforma tecnológica y la conservación y mejora de las instalaciones actuales.

Dentro de este contexto, han sido previstos para el año 2006 recursos por el orden de Bs. 342.517,18 millones, de los cuales el 13% se destinará a financiar los gastos no asociados a proyectos específicos (Acciones Centralizadas) y el 87% al financiamiento de Proyectos, específicamente de las áreas sustantivas tanto del Ministerio como de sus organismos y empresas adscritas.

Han sido contempladas las incidencias del nuevo salario mínimo para el personal activo, jubilado y pensionado; la prima de profesionalización, el costo del Ticket Alimentario, las compensaciones por eficiencia y productividad, entre otros; además se ha considerado el fortalecimiento de las Inspectorías Técnicas Regionales, a fin de incorporar el personal adecuado en cantidad y calidad para garantizar las actividades de fiscalización en las áreas de su competencia. Igualmente, se prevé los aportes a organismos internacionales, tales como la Organización Latinoamericana de Energía (OLADE), Conferencia de Comercio y Desarrollo de la Naciones Unidas (UNCTAD), Consejo Nacional de Energía de E.E.U.U., etc., se incluyen además las transferencias a las empresas del sector Eléctrico, CADAFE y DESURCA con asignaciones de recursos, a través de la Ley Especial de Endeudamiento.

1.1 SUBSECTOR HIDROCARBUROS

De acuerdo con la Ley Orgánica de Hidrocarburos, la Ley de Hidrocarburos Gaseosos y sus reglamentos, y dentro del marco de la política macroeconómica es competencia de las unidades ejecutoras involucradas en este subsector, la definición de lineamientos que contribuyan a la realización exitosa del plan país. Donde se promueva la conformación de cadenas productivas en el área de hidrocarburos, así mismo, la determinación y seguimiento de los lineamientos de política relacionados con el desenvolvimiento de todas las actividades vinculadas con el desarrollo y aprovechamiento de los recursos de hidrocarburos existentes en el país, y en particular los referentes a la industria petrolera, gasífera y petroquímica nacional incorporando al sector de servicios para-petrolero a la cadena productiva de hidrocarburos. Estas actividades continuarán fundamentándose en una serie de principios básicos aplicables tanto en el ámbito nacional como internacional, dictada por el Ejecutivo Nacional.

- Se fomentará e impulsará la formación y expansión del capital nacional tanto con empresas nacionales como internacionales por intermedio de alianzas comerciales de índole estratégico, incluyendo nuevas tecnologías y formación de recursos humanos, en el sector de suministro de bienes y servicios a la industria petrolera, petroquímica y del gas.

- Intensificar e incrementar las actividades de la industria del gas, mediante la siguiente orientación:

  - Explorar y desarrollar reservas de gas libre en tierra, en el lago de Maracaibo y costa afuera.
  - Ampliar los sistemas de transmisión de gas con la participación del sector privado.
  - Promover proyectos de industrialización del gas para transformarlo en productos químicos de alto valor.

- Promover políticas para el mejoramiento y control de la distribución en el mercado interno de los Hidrocarburos y sus derivados, mediante los siguientes proyectos:

  - Análisis del Mercado Nacional e Internacional de los Hidrocarburos y sus Derivados.
  - Análisis y Evaluación de la Reglamentación y Otorgamiento de Permisos, Autorizaciones, y Registros en la Cadena de Comercialización de los Productos Derivados de Hidrocarburos.

Realizar un instrumento que contenga lo relacionado con los aspectos técnicos actualizados en materia de seguridad, higiene y ambiente que optimicen la regulación y control en las instalaciones destinadas al Mercado Interno, con el objetivo de Reglamentar y Normar dentro del Marco de la Ley Orgánica de Hidrocarburos. Crear el conjunto de normas modernas que faculten y optimicen el cumplimiento de las funciones de fiscalización de las actividades de instalación, almacenamiento, manejo y distribución de los productos derivados de Hidrocarburos, que asegure que los actores que intervengan en las referidas actividades cumplan con el marco de consideraciones técnicas, ambientales y de seguridad e higiene acorde con las necesidades actuales, para lo cual:

- Se analizarán y aprobarán los programas exploratorios y de reservas sometidas, para dar cumplimiento a las normas, mediante el seguimiento periódico de la actividad desarrollada, en las áreas geográficas al norte de Monagas (Chaguaramal-Furrial-Tácata, etc.), Golfo de Paria Este y Oeste, tendientes a localizar estructuras prospectivas de hidrocarburos.

- Se continuará la formulación y evaluación de los lineamientos de política a las industrias petrolera, gasífera y petroquímica nacional, fortaleciendo la capacidad supervisora del Ministerio.

- Se continuará la evaluación y seguimiento de los proyectos contenidos en los Convenios de Asociación para la exploración a riesgo de nuevas áreas y la producción de hidrocarburos bajo el esquema de ganancias compartidas.

- Se estudiarán y aprobarán las reservas probadas de hidrocarburos, que garanticen la ejecución de los programas de producción en el corto, mediano y largo plazo.

- Se analizarán y aprobarán los programas exploratorios, así como su cumplimiento, tendentes a localizar estructuras prospectivas de hidrocarburos, sobre todo en crudos livianos y medianos.

- Se examinarán y aprobarán la determinación de nuevas áreas geográficas a empresas operadoras.

- Se fiscalizará, se supervisará y se determinará las áreas otorgadas que no estuviesen en explotación para el cálculo del impuesto superficial.

- Se proseguirá el control y seguimiento de las diversas actividades de la industria petrolera, orientadas a mantener un nivel de potencial petrolero, cónsono con los requerimientos del país y con los acuerdos de la Organización de Países Exportadores de Petróleo (OPEP).

- Se continuará el seguimiento de los programas de recuperación suplementaria de hidrocarburos, en virtud de que éstos constituyen el medio más económico y seguro para incrementar las reservas recuperables de hidrocarburos y el potencial de producción.

- Se fiscalizarán y supervisarán los volúmenes de hidrocarburos producidos en los yacimientos y los derivados consumidos en el país, los cuales servirán de base para el cálculo de los impuestos de explotación, transporte y consumo, previstos en la Ley de Hidrocarburos.

Las Inspecciones Técnicas tienen como prioridad elaborar, dentro de su ámbito de acción informes pormenorizados sobre las áreas otorgadas que no estuvieren en explotación: la perforación exploratoria, de desarrollo, la explotación eficiente de los yacimientos con el objeto de que el aprovechamiento del recurso se optimice, los usos de estos hidrocarburos tanto en el mercado interno como de exportación.

Asimismo llevar una contabilidad diaria de los volúmenes producidos, almacenados, refinados, exportados y consumidos en el mercado interno, a los efectos de darle cumplimiento a lo establecido en las leyes y reglamentos referentes al cobro del impuesto superficial de áreas no sometidas a explotación, al cobro de impuesto de explotación de los hidrocarburos producidos y del impuesto al consumo de los productos utilizados en el mercado interno.

- Se continuará la fiscalización de los volúmenes de hidrocarburos exportados, los cuales servirán de base para el cálculo del impuesto sobre la renta.

- Se continuará la fiscalización de los volúmenes de hidrocarburos producidos, los cuales servirán de base para el cálculo del regalía.

- Se fiscalizarán los volúmenes de orimulsión producidos y exportados.

- Se mantendrá el control y seguimiento de los convenios operativos.

- Se mantendrá el control y seguimiento de los campos inactivos para su reactivación.

- Se continuará el análisis y seguimiento de las diversas actividades de las industrias de refinación y petroquímica en sus áreas operacionales, financieras, ambientales y de racionalización del consumo energético a objeto de evaluar el grado en que se adecuan sus estrategias, programas y metas a las políticas establecidas.

- Se proseguirá con la evaluación de políticas y el análisis de los aspectos técnicos y económicos en el ámbito nacional e internacional, que determinan el desarrollo de las industrias de refinación y petroquímica.

- Acelerar el proceso de la industrialización de los hidrocarburos para contribuir con la estrategia nacional de convertir este subsector, en el soporte fundamental para el avance industrial y tecnológico del país. A tal efecto, se analizará y emitirá opinión acerca de los proyectos y planes que adelanta la industria en materia de refinación, petroquímica y procesamiento del gas natural. Asimismo, se mantendrá el seguimiento de la gestión de las empresas industrializadoras de los productos refinados y se evaluarán los factores determinantes de la participación de esos productos en la actividad química y petroquímica.

- Se continuará la supervisión y control de los programas de suministro de las dietas de petróleo y otros insumos a procesarse en las refinerías nacionales y en la Refinería Isla de Curazao, así como de los productos obtenidos, a fin de abastecer el mercado interno y cumplir con los compromisos de exportación.

- Se mantendrá el seguimiento, análisis y evaluación de las variables petroleras económicas y monetarias a los fines de elaborar estudios básicos para la estimación del ingreso por concepto de exportaciones petroleras, así como la distribución de estos ingresos entre el fisco nacional y la industria petrolera. El objeto es contribuir a la toma de decisiones con relación a la elaboración del presupuesto de la nación y los planes de expansión de la industria petrolera, entre otros.

- Se continuará con el seguimiento y análisis permanente del comportamiento de los precios petroleros en el mercado internacional, a fin de hacer los estudios que permitan dar recomendaciones sobre niveles y políticas a fin de mantener competitivos los crudos y productos venezolanos en el mercado internacional.

- Se realizarán análisis y estudios a corto, mediano y largo plazo de las variables que conforman el balance petrolero mundial, los cuales permiten evaluar continuamente la situación del mercado petrolero mundial, de la OPEP y de Venezuela en ese contexto.

- Se elaborarán estudios sobre el comportamiento y perspectivas de la economía mundial a corto, mediano y largo plazo como base para realizar estimaciones del comportamiento de la demanda petrolera mundial.

- Se efectuarán estudios y recomendaciones de políticas de producción y precios del petróleo, a ser propuestas ante la Organización de Países Exportadores de Petróleo (OPEP).

- Se efectuará el análisis de los mercados potenciales, estrategias y políticas de comercialización de los hidrocarburos venezolanos.

- Se evaluarán los planes de inversión y de operación de la industria petrolera y petroquímica nacional.

- Se continuará con la evaluación periódica de los acuerdos internacionales de cooperación en materia energética y la participación activa de Venezuela en el seno de los mismos, tales como : Acuerdo de San José, Grupo de los Tres, Organización Latinoamericana de Energía (OLADE), Grupo Informal de Países Latinoamericanos y del Caribe (GLIPLACEP), entre otros.

- Se elaborarán las estadísticas oficiales del sector hidrocarburos.

- Se coordinará y elaborará el Anuario Petróleo y Otros Datos Estadísticos (PODE).

Continuando con el proceso de transformación del Viceministerio de Hidrocarburos, para el ejercicio fiscal del año 2006 y en función de los ingresos del Estado, el Ministerio de Energía y Petróleo debe lograr maximizar los beneficios y la participación nacional en el aprovechamiento de los recursos petroleros. En función de este mandato debe ejercer la inspección y la fiscalización de las empresas petroleras estatales y sus filiales, los convenios operativos, las asociaciones estratégicas y la exploración a riesgo, las licenciatarias de gas, etc.; esto hace necesario aumentar el personal técnico de las Inspecciones Técnicas Regionales de Hidrocarburos, que estarán en las áreas bajo su jurisdicción para lograr llevar la contabilidad diaria de los hidrocarburos producidos, almacenados, refinados y consumidos, y también hacer los informes técnicos con el fin de dar cumplimiento a lo establecido en leyes y reglamentos en lo referente al cobro de la regalía, los impuestos y dividendos.

Se hace necesario captar profesionales para reforzar las distintas direcciones que elaboran políticas y hacen seguimiento a los Proyectos y Convenios Internacionales, quienes deben ser técnicos especializados y que entrenen a profesionales para formar parte de la planta técnica de este organismo con el fin de darle continuidad a las políticas elaboradas por el Ministerio.

A fin de alcanzar todos los objetivos y acciones planteadas, para el año 2006 han sido formulados una serie de proyectos estratégicos, los cuales se mencionan a continuación:

- Análisis del Mercado Nacional e Internacional de Los Hidrocarburos y sus Derivados:

  Elaboración del diagnostico de los distintos sectores, así como la elaboración de los modelos de regulación y de determinación de precios y volúmenes de los productos derivados de los hidrocarburos. Diseño y elaboración de los modelos para el establecimiento de rutas óptimas para la distribución eficiente de los hidrocarburos y sus derivados, tanto en el mercado interno como externo, así como la determinación de los inventarios óptimos de las empresas que operan en el mercado interno.

- Determinación de áreas en explotación correspondientes al impuesto superficial 2006.

- Creación de la base de datos de las áreas en explotación con la finalidad de optimizar el cálculo y liquidación del Impuesto Superficial.

- Evaluación de los proyectos de recuperación adicional de petróleo.

  Realizar pruebas de producción de hidrocarburos y toma de muestras en los pozos activos y aquellos cerrados que puedan ser abiertos a producción con el fin de determinar el potencial de producción y verificar la contabilidad de los diferentes crudos que se producen de los correspondientes yacimientos en relación a las reservas de hidrocarburos; con la finalidad de verificar el potencial de producción de petróleo, gas natural asociado al petróleo y gas natural no asociado al petróleo

- Análisis y evaluación de la reglamentación y otorgamiento de permisos, autorizaciones, y registros en la cadena de comercialización de los productos derivados de hidrocarburos:

  Garantizar la provisión efectiva del servicio público de la cadena de comercialización de productos derivados de hidrocarburos, mediante el establecimiento de las políticas, lineamientos y directrices sobre la normativa, regulación y permisología de las actividades e infraestructuras físicas, destinadas a la comercialización de los productos derivados de hidrocarburos. Igualmente, se analizarán y evaluarán los proyectos y actividades relacionadas con la comercialización de estos productos con el fin de otorgar los permisos correspondientes una vez cumplida la normativa aplicable.

- Negocios petroleros con terceros en las actividades primarias y su adecuación al esquema legal vigente:

  Evaluar los negocios petroleros con terceros en las actividades primarias a fin de adecuarlos al esquema legal vigente, rescatando la participación fiscal del sector petrolero y el control sobre el recurso natural no renovable; mediante la migración de los convenios operativos hacia empresas mixtas y adecuando las asociaciones estratégicas al esquema legal vigente en materia de hidrocarburos.

- Fortalecer los procesos de fiscalización y control en las direcciones regionales:

El presente proyecto tiene como objetivo fundamental darle cumplimiento a lo establecido en la Ley Orgánica de Hidrocarburos en la que se establece el control, seguimiento y fiscalización de todos los procesos de exploración y producción, comercialización e industrialización inherentes a la industria petrolera; para lo cual se efectuarán auditorias a los procesos inherentes al comercio y suministro y calidad de los Productos, mediante la fiscalización, control y seguimiento de la producción de crudo y gas, evaluación de proyectos de exploración y producción (sub-suelo, pozo y superficie) y el control y seguimiento de las actividades de comercio y suministro.

- Programa de regulación en materia de seguridad, higiene y ambiente (SHA), en toda la cadena de comercialización y suministro de aquellos productos derivados de hidrocarburos en el mercado interno":

  Este programa consiste en un sistema integral que consta de 16 elementos que servirán para monitorear, registrar y auditar cada una de las actividades que se realizan con hidrocarburos en cualquiera de sus estados (líquidos o gaseosos), al igual que los procesos y procedimiento que se ejecutan en Materia SHA para el suministro, comercialización y distribución de la cadena a nivel nacional; es decir, un instrumento que contiene todo lo relacionado con los aspectos técnicos actualizados en materia de seguridad, higiene y ambiente que optimicen la regulación y control en las instalaciones destinadas al Mercado Interno; a fin de garantizar la provisión efectiva del servicio público de toda la cadena de comercialización de productos derivados de hidrocarburos.

- Actualización y Mejora de la Plataforma Informática (Software y Hardware) para fortalecer las Direcciones Regionales:

  A través de este proyecto se pretende contar con la plataforma de información y comunicación acorde con los avances en el área de cada dirección regional. A través del diseño y desarrollo de una infraestructura de telecomunicaciones para el acceso del negocio petrolero, bajo el régimen legal, obteniendo el dominio del ámbito operacional en tiempo real, con el fin de facilitar la toma de decisiones; para mejorar la coordinación en los procesos de liquidación de impuestos y regalías;

- Plan estratégico para difundir la políticas petroleras y la labor del MEYP, a través de las direcciones regionales:

  Dentro de las acciones especificas a ejecutarse a través de este proyecto se encuentran: el diseño del manual de Identidad e Imagen Corporativa, que permita identificar la institución bajo un solo estándar de identificación; implementar un sistema de gestión de la calidad que permita a las Inspectorías Regionales, contar con una estructura organizacional acorde y enmarcada en las políticas del Gobierno Nacional, aumentar los niveles de eficiencia, contar con altos estándares de calidad basados en la Norma ISO 9001:2000 y lograr la certificación de Fondonorma; diseñar y desarrollar un juego instruccional que facilite la apropiación de los conocimientos relativos a la historia y actividad petrolera del país (PETROLITO), entre otras.

- Implementar un plan de seguimiento y contraloría de los proyectos sociales y endógenos desarrollados por la industria petrolera y petroquímica, para fortalecer la participación social y generar poder ciudadano en decisiones públicas:

  A través de este proyecto, se pretende efectuar evaluaciones, seguimiento y control a los núcleos de desarrollo endógeno, programas de apoyo a comunidades y misiones bajo la responsabilidad de este Ministerio (PDVSA, Convenios, Asociaciones Estratégica, entre otros).

  Igualmente, se contempla la capacitación de las comunidades de la región.

- Ejecución de los lineamientos de políticas y de la normativa vigente del gas natural:

  Con el objetivo de garantizar el cumplimiento de las normas, procedimientos y lineamientos políticos en materia de gas natural, se tiene previsto a través de este proyecto controlar y fiscalizar la infraestructura disponible en el país, mediante visitas, normas y procedimientos, garantizando que el beneficio que aporta este recurso energético alcance a todos los sectores de la población por su condición de servicio público.

- Organizar, controlar y fiscalizar las corrientes de refinerías para la industrialización aguas abajo (parafinas, asfaltos y lubricantes), crear un método de estandarización/normalización en su muestreo y análisis, y la sustitución del aditivo químico MTBE (metil-ter-butil-eter) por Etanol.

  Dentro de las acciones a ejecutarse a través de este proyecto se encuentran: el restablecimiento del sistema de importación de parafina, el seguimiento a la propuesta de reactivación de la planta de lubricantes de la Refinería El Palito, el seguimiento al proyecto nacional de etanol en el marco del desarrollo endógeno, el levantamiento de la base de datos de empresas procesadoras de asfalto y la estandarización y normalización para el muestreo y análisis de derivados de hidrocarburos líquidos.

- Creación de la División de Transporte y su sistema de gestión automatizado, en conjunto con la elaboración de la normativa que regulará la materia, creación de la resolución de empresas parafineras y la reformulación de: Resolución 215, Decreto 236 (SENIAT-MEP) y Código Arancelario Unico (CAU).

  Con la finalidad de optimizar los servicios prestados dentro del marco jurídico establecido en la resolución 215.

- Elaboración de un manual de normas y procedimientos dirigido a la división de tecnología e inversiones extranjeras:

  Unificar criterios en la evaluación de la información para así optimizar los procesos de registro y organización de la documentación, referente a los distintos actos administrativos solicitados y procesados por la división.

- Plan comunicacional de las medidas adoptadas por la Dirección de Industrialización y Tecnología de los Hidrocarburos (DITH) en relación a la participación nacional en los proyectos gasíferos y levantamiento de data sobre la capacidad instalada nacional del sector privado en el área de hidrocarburos:

  A fin de disponer de un sistema de difusión de la capacidad instalada en Venezuela del sector privado, en obras, bienes y servicios relacionados al área de los hidrocarburos, que sirva de respaldo a opiniones técnicas emitidas por este organismo en materia de participación nacional, que permita mejorar la capacidad en el país para enfrentar los retos que nos presentan los Proyectos Costa Afuera.

1.2 SUBSECTOR ENERGIA

Corresponde al Despacho del Viceministro de Energía: formular, ejecutar y dar seguimiento a la política energética integral del país, así como, su armonización con el Plan Nacional de Desarrollo Económico. Por otra parte, debe velar porque el flujo de la energía sea suficiente, oportuno y de calidad, bajo una explotación racional con el mínimo impacto ambiental.

Este Despacho diseña, formula, desarrolla y aplica políticas, lineamientos, leyes, normas, reglamentos, resoluciones, planes, pliegos tarifarios e investigaciones relacionadas con el Sector Energético, conduciendo a la optimización en el uso de los recursos y a la gestión económica – financiera de los mismos, al igual que la regulación y supervisión normativa del servicio eléctrico nacional, su plan de expansión y modernización, y la aplicación de métodos de asignación óptima de recursos, así como las políticas, directrices y estrategias del sector nuclear en cuanto a lo que a energía atómica y energía núcleo eléctrica se refiere.

El Sector Energía orientará su política de gastos de acuerdo a la nueva técnica de asignación y distribución de los recursos a través de proyectos, con el fin de:

- Dirigir y coordinar las políticas a ser utilizadas en la regulación del sector eléctrico.
- Coordinar la inspección y fiscalización de las empresas del sector eléctrico y órganos adscritos, impulsando su eficiencia y asegurando un buen servicio al usuario.
- Coordinar y participar en los programas de desarrollo de las actividades del servicio eléctrico, el estudio de mercado nacional e internacional y la fijación de precios y tarifas del sector.
- Dirigir y coordinar las políticas, estrategias y acciones orientadas a optimizar la gestión económico-financiera del sector eléctrico.
- Dirigir las acciones referidas a estudios técnicos, autorizaciones, normas, concesiones y tarifas en las distintas actividades del servicio eléctrico, así como la atención de las solicitudes de los agentes de este sector.
- Elaborar reglamentos, normas calidad y de fiscalización, en las áreas de generación y transmisión.
- Adecuar al Ministerio de Energía y Petróleo para el Control de Calidad del Servicio Eléctrico.
- Fortalecer la capacidad de gestión de los municipios, empresas eléctricas y del Ministerio de Energía y Petróleo, para crear las condiciones de atención de reclamos en materia de calidad de servicio y atención a los agentes.
- Definir los espacios geográficos para el servicio eléctrico de Distribución.
- Realizar estudios y el monitorear la problemática de interacción entre el desarrollo energético y los impactos sobre el medio ambiente, así como, la participación en negociaciones internacionales.
- Planificar proyectos y acciones que optimicen el uso de las fuentes energéticas.
- Realizar estudios en materia de los impresos sobre el medio ambiente debido al desarrollo energético, y monitorear la problemática en la interacción de los mismos.
- Atender permanentemente a los organismos internacionales relacionados al área energética.
- Incorporar a las zonas desasistidas del país y a su población al flujo energético, promocionando el uso de fuentes energéticas no convencionales y con tecnología de bajo impacto ambiental.
- Asistir y promover eventos con entes de carácter internacional relacionados con el desarrollo y aprovechamiento de las distintas fuentes energéticas.
- Participar en la investigación, aplicación, evaluación de recursos materiales y divulgación de actividades orientadas al uso pacífico y seguro de la energía nuclear.
- Diseñar y ejecutar programas y proyectos vinculados con las estadísticas y los sistemas de información y de gestión energética, incluyendo las fuentes nuevas y renovables y las actividades nucleares.

- Ejecutar y desarrollar los diferentes planes, proyectos y actividades del Ministerio de Energía y Petróleo en materia de aprovechamiento y desarrollo energético con especial atención a los referidos a núcleo electricidad y a los usos pacíficos de la energía atómica.

- Promover y realizar el seguimiento y control de planes y políticas de desarrollo que permitan el diseño y ejecución de estrategias que incentiven la utilización de la energía atómica, en forma pacífica, diversificada, eficiente, oportuna y ambientalmente sostenible.

- Elaborar las propuestas de leyes, reglamentos, normas y guías relativas a la seguridad nuclear y radiológica, protección física y salvaguardias de los *materiales nucleares, fabricación, reprocesamiento, uso, manejo, almacenamiento, transporte de materiales radiactivos y equipos que los contengan*; así como al procesamiento, acondicionamiento, vertido, almacenamiento y disposición de desechos radiactivos y cualquier otra actividad objeto de regulación del sector de la energía atómica, incluyendo lo referente al ciclo del combustible nuclear.

- Fiscalizar y controlar que se cumplan en el territorio nacional las disposiciones legales vigentes relativas a los tratados, convenios y acuerdos nacionales, y los internacionales, donde la República Bolivariana de Venezuela sea signataria, la seguridad nuclear y radiológica, protección física y salvaguardias de los materiales nucleares, fabricación, reprocesamiento, uso, manejo, almacenamiento, transporte de materiales radiactivos y equipos que los contengan; así como al procesamiento, acondicionamiento, vertido, almacenamiento y disposición de desechos radiactivos y cualquier otra actividad objeto de regulación del sector de la energía atómica, incluyendo lo referente al ciclo del combustible nuclear.
- Autorizar, suspender y revocar el diseño, construcción, puesta en marcha, operación, modificación, cierre definitivo y desmantelamiento de instalaciones nucleares y radiactivas.

- Ejecutar, coordinar y supervisar las actividades de las unidades regionales del Ministerio de Energía y Petróleo en lo atinente al uso, regulación, fiscalización, control, soporte técnico y científico de la energía atómica, así como las correspondientes a los Planes Operacionales establecidos por la Organización Nacional de Protección Civil y Administración de Desastres (Fuerzas de Tarea Humanitaria) en lo referente a la prevención y atención de las emergencias radiológicas.

- Evaluar las bases técnicas para la selección del emplazamiento, diseño, construcción, operación, modificación, suspensión de operaciones, cierre definitivo y desmantelamiento de instalaciones nucleares y radiactivas.

- Implantar y mantener el sistema de vigilancia radiológica ocupacional de la exposición a las radiaciones ionizantes.

- Estudiar y evaluar los diversos usos pacíficos de la energía atómica, a fin de proponer alternativas tecnológicas en las áreas de salud, ambiente, agropecuaria, industria e investigación, con la finalidad de contribuir al desarrollo sostenible de la nación.

- Gestionar e implementar los programas de asistencia técnica en el área atómica, suscritos entre Venezuela y los organismos internacionales de energía atómica y comisiones nucleares de otros países.

Dentro de los principales proyectos formulados por este despacho para el año 2006, se encuentran asignados recursos por el orden de Bs. 9.705,76 millones, los cuales se mencionan a continuación:

- Fortalecimiento del marco regulatorio del sector eléctrico:

  Permitirá elaborar e implantar las normas de calidad y de fiscalización para las actividades de generación y transmisión del Servicio Eléctrico.

- Fiscalización y control efectivo en las instalaciones usuarias de materiales radiactivos:

  A fin de sistematizar y mejorar la actividad laboral de la autoridad reguladora hacia un proceso dinámico, autoevaluado y direccionado en el marco del logro de los objetivos a fortalecer la capacidad de fiscalización y control de la Dirección General de Energía Atómica, en cumplimiento de las funciones del Ministerio de Energía y Petróleo.

- Definición de las áreas de servicio de las empresas de distribución:

  Definición de las poligonales en las cuales las empresas de distribución de electricidad presten el servicio de manera exclusiva. El propósito de ello es obtener un requisito para el otorgamiento de la respectiva concesión.

- Seguimiento y control de las políticas, planes y programas del sector energético.

  Sistematizar el seguimiento y control de las políticas, planes y programas del sector energético

- Sistema de información económico energético de Venezuela:

  Contempla el desarrollo de un sistema de información en línea intranet- extranet para apoyar la estrategia comunicacional del estado, para su ejecución se realizaran las siguientes actividades:

- Determinación de la metodología para el cálculo de las tarifas eléctricas y elaboración del Pliego 2007-2010:

  Realizar el cálculo de tarifas eléctricas justas y equilibradas tanto para los usuarios como para las empresas del sector y su aprobación. Se pretende calcular las tarifas por clase de servicio con una metodología que se adecue a los lineamientos del Plan de Desarrollo Económico y Social de la Nación. Esta nueva metodología debe garantizar la remuneración del servicio y contribuir a la realización de inversiones para hacer frente a una demanda de energía eléctrica creciente, permitiendo a los usuarios una calidad de servicio adecuada a un precio justo.

- Fortalecimiento de la atención de los reclamos de los agentes del servicio eléctrico:

  El proyecto responde a la obligación que tiene el Poder Público Nacional y Municipal de velar por una adecuada calidad del servicio y atención a los reclamos. Se desarrollarán cuatro aspectos:

  - Instrumento modelo y uno específico para el Municipio Maracaibo
  - Diseño arquitectónico de la unidad responsable de la atención a los reclamos
  - Diseño de un programa de capacitación dirigidos a funcionarios municipales, empresas eléctricas involucradas directa e indirectamente y
  - Diseño de un programa dirigido al usuario del servicio eléctrico

- Adecuación del Ministerio de Energía y Petróleo a las normas de calidad del servicio de distribución de electricidad:

  Diseño e implementación de una plataforma tecnológica que permita evaluar las áreas de calidad del producto técnico, calidad del servicio técnico y comercial, de acuerdo a lo establecido en las Normas de Calidad del Servicio de Distribución de Electricidad, lo que permitirá realizar el seguimiento y evaluación de la eficiencia, eficacia y efectividad del servicio prestado por las empresas distribuidoras.

- Normativa para el desarrollo y establecimiento de instalaciones destinadas al aprovechamiento y explotación de las fuentes alternas renovables de energía:

  El proyecto contempla, en su primera etapa, la ubicación geográfica precisa de unas 220.000 viviendas desprovistas de servicio eléctrico existentes en el territorio nacional, según el XIII Censo Nacional de población y vivienda (INE 2001), la evaluación de las posibilidades y potencialidades energéticas de estos centros poblados (Censo Eléctrico), para posteriormente iniciar la etapa de electrificación de estas viviendas haciendo uso de las fuentes energéticas más propicias en cada caso, incluyendo las fuentes alternas renovables de energía y la generación distribuida térmica a pequeña escala.

- Implementación de la infraestructura nacional de respuesta a emergencias radiológicas:

  A través de este proyecto se establecerán los elementos de infraestructura para una planificación integrada a situaciones de emergencias radiológicas implementando un Plan Nacional de respuesta para este tipo de emergencias.

- Desarrollo y gestión de la energía atómica:

  Incorporar los usos pacíficos de la energía atómica en el progreso económico y social del país, además de fomentar y promover la enseñanza, investigación, aplicación y divulgación de los usos pacíficos de la energía atómica, especialmente en las áreas de salud, medio ambiente, agricultura, educación, ingeniería e industria. Se espera contribuir a resolver los problemas de inequidad (pobreza, desnutrición, enfermedades, etc.) en el país a través de la inserción del uso y aplicación de la energía atómica en los planes de desarrollo nacional.

- Programa nacional de vigilancia radiológica:

  Con este proyecto se pretende fortalecer la capacidad de control y regulación de la autoridad nuclear, implantando un sistema de vigilancia radiológica en los usuarios de fuentes y equipos generadores de radiaciones ionizantes, para evaluar el cumplimiento de las normas de seguridad tanto nacionales como internacionales; con el fin de asegurar que los valores de dosis absorbidas por los trabajadores ocupacionalmente expuestos y el público en general se mantenga por debajo de los límites establecidos y permitidos por la autoridad reguladora nuclear.

- Programa nacional de gestión de desechos radiactivos:

  El proyecto esta basado en proponer las políticas, criterios, normas y disposiciones para aplicar los métodos y tecnologías necesarias contribuyendo a lograr la gestión segura de los desechos radiactivos, a fin de proteger a los seres humanos y el ambiente contra los posibles efectos atribuibles a la exposición real o potencial a los desechos radiactivos.

- Infraestructura y desarrollo de la núcleo electricidad:

  Este proyecto está dirigido a creación de la Infraestructura y desarrollo de la núcleo-electricidad; se corresponde con el modelaje de la energía y construcción de la capacidad para el análisis de energía-economía-ambiente. Asimismo, la capacitación del recurso humano para el desarrollo de las plantas de producción de núcleo electricidad y mejora de los sistemas de gerencia para las instalaciones nucleares, lo cual garantizará la gerencia para la operación a largo plazo de las plantas de núcleo electricidad; así como la fabricación y utilización del combustible nuclear.

- Programa nacional de eficiencia eléctrica:

Mejorar los niveles de eficiencia energética en la generación, transmisión, distribución y en el consumo final de electricidad, sin afectar la calidad del servicio prestado, a través de la promoción y el desarrollo de acciones para fomentar la eficiencia eléctrica. Dentro de la planificación de este proyecto se contempla entre otras acciones, la aprobación de la Ley de uso racional y eficiente de la Energía, el Plan del Uso Racional y Eficiente de la Energía, la difusión, promoción y adiestramiento del uso racional eficiente de la Energía tanto en edificaciones públicas como en los sectores industriales y residenciales.

Por otra parte, se contemplan recursos por el orden de Bs. 190.103.000.000 correspondientes a la asignación a través de la Ley Especial de Endeudamiento para el año 2006, asignados a las siguientes empresas:

C.A. DE ADMINISTRACION Y FOMENTO ELECTRICO (CADAFE)

Corporación cuyo objetivo fundamental es el de la generar, transmitir y distribuir energía eléctrica; con la misión de promover y velar porque sus empresas filiales cumplan con las misiones y objetivos encomendados.

Proyecto de Fortalecimiento Institucional del Sector Eléctrico	Bs. 27.950.000.000
Planta Hidroeléctrica Masparro	Bs. 17.845.000.000
Conversión a Gas Planta Centro CADAFE	Bs. 71.767.000.000
Línea de Transmisión de 230 KV	Bs. 50.826.000.000
Total	Bs. 168.388.000.000

DESARROLLO URIBANTE CAPARO, C.A.

Desurca es una empresa filial de CADAFE, creada para ejecutar el plan maestro de las obras del proyecto Uribante – Caparo; mediante la ejecución de actividades de conservación de las cuencas garantizando el recurso hídrico y la vida útil de las obras.

El Proyecto Uribante - Caparo consiste en la construcción de un conjunto de obras de ingeniería sobre los ríos Uribante, Doradas, Camburito y Caparo; ubicados en la zona Occidental conformada por los estados Táchira, Mérida y Barinas de la República Bolivariana de Venezuela.

A fin de continuar con su plan de inversiones para el año 2006, el Ejecutivo Nacional ha destinado un aporte de Bs. 21.715.000.000.

Igualmente, se tienen previstas asignaciones a los entes y organismos adscritos, mencionados a continuación:

ENTE NACIONAL DEL GAS

Ente cuya misión es promover el desarrollo del sector y la competencia en todas las fases de la industria de los hidrocarburos gaseosos relacionados con las actividades de transporte y distribución y para coadyuvar en la coordinación y salvaguarda de dichas actividades, para lo cual se le asignan Bs. 5.815.200.000 distribuidos de la siguiente manera:

Acciones Centralizadas	Bs. 2.395.200.000
Proyectos	Bs. 3.420.000.000

FUNDACION ORO NEGRO:

Esta Fundación tiene como objetivo principal coordinar todas las actividades relacionadas con el plan vacacional para los hijos de los trabajadores del ministerio y las comunidades adyacentes, así como también el apoyo logístico a la MISION BARRIO ADENTRO DEPORTIVO para cuyos efectos las asignaciones presupuestarias para el 2005 son de Bs. 700.000.000 y Bs. 21.000.000.000 respectivamente; distribuidos de la siguiente manera:

Acciones Centralizadas	Bs. 700.000.000,00
Proyectos	Bs. 21.000.000.000,00

FUNDACIÓN GUARDERÍA INFANTIL DEL MINISTERIO DE ENERGIA Y MINAS "LA ALQUITRANA"

Esta fundación tiene como objetivo prestar servicios de guardería infantil a los hijos, en edad preescolar, de los trabajadores al servicio del Ministerio y las comunidades adyacentes, así como procurar una preparación adecuada en el niño para facilitar el ingreso a los distintos niveles educativos sistemáticos de la educación básica, para cuyos efectos se le han asignado recursos por Bs. 1.762.700.000; distribuidos de la siguiente manera:

Acciones Centralizadas	Bs. 772.800.000
Proyectos	Bs. 989.900.000

DESARROLLOS URBANOS DE LA COSTA ORIENTAL DEL LAGO DE MARACAIBO, S.A. (DUCOLSA)

La empresa tiene como objetivo garantizar el cumplimiento de las acciones para lograr las expropiaciones, construcciones y acciones sociales, que requieren para cumplir con la misión de reubicación de la población sometida al fenómeno de la subsidencia en la Costa Oriental del Lago de Maracaibo; así como elevar la calidad de vida de la población a reubicar.

Para el Ejercicio Fiscal 2006, se tiene previsto la asignación de Bs. 5.332.500.000,00, destinados a financiar los costos de las acciones específicas de sus proyectos.

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
450007000	Transferencias para financiar los proyectos de la Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	Bolívares	989.900.000	989.900.000			989.900.000
450008000	Transferencias para financiar los proyectos de la Fundación Oro Negro	Bolívares	21.000.000.000	21.000.000.000			21.000.000.000
450009000	Transferencias para financiar los proyectos del Ente Nacional del Gas (ENAGAS)	Construcción	3.420.000.000	3.420.000.000			3.420.000.000
450010000	Fortalecimiento del marco regulatorio del sector eléctrico	Resolución	4	1.673.000.055			1.673.000.055
450011000	Análisis del mercado nacional e internacional de los hidrocarburos y sus derivados	Análisis	10	1.280.715.476			1.280.715.476
450013000	Fiscalización y control efectivos en las instalaciones usuarias de materiales radioactivos	Actividad	181	1.248.534.374			1.248.534.374
450014000	Determinación de áreas en explotación correspondiente al impuesto superficial	Actividad	1	1.337.889.550			1.337.889.550
450015000	Evaluación de los proyectos de recuperación adicional de petróleo	Informe técnico	1	1.077.449.284			1.077.449.284
450016000	Análisis y evaluación de la reglamentación y otorgamiento de permisos, autorizaciones y registros en la cadena de comercialización de los productos derivados de hidrocarburos	Permiso	4.500	1.989.812.483			1.989.812.483
450017000	Transferencia para financiar los proyectos de Desarrollo Uribante Caparo C.A.	Obra	100		21.715.000.000		21.715.000.000
450018000	Negocios petroleros con terceros en las actividades primarias y su adecuación al esquema legal vigente	Convenio	36	2.205.643.665			2.205.643.665

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
450020000	Transferencia para financiar los proyectos de C.A. de Administración y Fomento Eléctrico (CADAFE)	Unidad	1		168.388.000.000		168.388.000.000
450021000	Fortalecer los procesos de fiscalización y control en las Direcciones Regionales.	Fiscalización	4.000	41.032.187.958			41.032.187.958
450022000	Programa de regulación en materia de seguridad, higiene y ambiente (SHA), en toda la cadena de comercialización y suministro de aquellos productos derivados de hidrocarburos en el mercado interno.	Auditoria de cumplimiento	5.000	685.271.199			685.271.199
450023000	Actualización y mejora de la plataforma informática (software y hardware) para fortalecer las Direcciones Regionales	Institución fortalecida	8	67.172.018			67.172.018
450025000	Plan estratégico para difundir las políticas y la labor del Ministerio de Energía y Petróleo, a través de las Direcciones Regionales	Imagen mantenida	8	93.562.800			93.562.800
450026000	Implementar un plan de seguimiento y contraloría de los proyectos sociales y endógenos desarrollados por la industria petrolera y petroquímica, para fortalecer la participación social y generar poder ciudadano en decisiones públicas	Comunidad organizada y participante	80	269.074.644			269.074.644
450027000	Definición de las áreas de servicio de las empresas de distribución	Acta	14	247.053.075			247.053.075
450029000	Seguimiento y control de políticas, planes y programas del sector energético	Documento	2	1.328.804.221			1.328.804.221

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
450030000	Sistema de Información económico energético de Venezuela	Sistema	1	215.485.310			215.485.310
450031000	Determinación de la metodología para el cálculo de las tarifas eléctricas y elaboración del pliego 2007 - 2010	Resolución	1	880.533.542			880.533.542
450032000	Fortalecimiento de la atención de los reclamos de los agentes del servicio eléctrico.	Oficina	20	684.612.783			684.612.783
450033000	Adecuación del Ministerio de Energía y Petróleo a las normas de calidad del servicio de distribución de electricidad.	Sistema	1	938.111.077			938.111.077
450034000	Normativa para el desarrollo y establecimiento de instalaciones destinadas al aprovechamiento y explotación de las fuentes alternas renovables de energías	Infraestructura tecnológica	774	204.513.478			204.513.478
450035000	Implementación de la infraestructura nacional de respuesta a emergencias radiológicas	Plan operativo	1	561.415.778			561.415.778
450036000	Desarrollo y gestión de la energía atómica	Actividad	80	565.449.761			565.449.761
450038000	Ejecución de los lineamientos de políticas y de la normativa vigente del gas natural.	Abastecimiento	1	273.718.418			273.718.418
450039000	Optimización en el control y fiscalización de las corrientes de refinerías para la industrialización Aguas Abajo (parafinas, asfaltos y lubricantes) empleando métodos de estandarización/normalización en su muestreo y análisis, y asimismo contribuyendo al impulso del desarrollo endógeno con la evaluación de nuevos proyectos (obtención de etanol)	Proyecto	1	2.192.548.724			2.192.548.724

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
450040000	Creación de la División de Transporte y de Sistema de Gestión Automatizada para registro de datos de la referida división; elaboración de normativas para regular el sector de las parafinas, petroquímico, reformulación de Resolución 215.	Actividad administrativa	1	134.571.647			134.571.647
450041000	Elaboración de un manual de normas y procedimientos dirigido a la División de Tecnología e Inversiones Extranjeras	Manual / informe	1	196.285.550			196.285.550
450042000	Plan comunicacional de las medidas adoptadas por la Dirección de Industrialización y Tecnología de los Hidrocarburos D.I.T.H. en relación a la participación nacional en los proyectos gasíferos y levantamiento de data sobre la capacidad instalada nacional del sector privado en obras, bienes y servicios relacionados con el área de los hidrocarburos	Acción	4	330.421.494			330.421.494
450044000	Programa nacional de vigilancia radiológica	Informe / reporte	24	227.026.744			227.026.744
450045000	Plan progresivo de migración a software libre de la plataforma del Ministerio de Energía y Petróleo	Proyecto	1	2.234.462.400			2.234.462.400
450046000	Programa nacional de gestión de desechos radiactivos	Actividad	80	241.581.348			241.581.348
450047000	Infraestructura y desarrollo de la núcleo-electricidad	Actividad	11	266.066.465			266.066.465
450048000	Fortalecimiento institucional de las áreas de recursos humanos, administrativas, presupuestarias y de servicios.	Actividad administrativa	1.200	18.143.834.000			18.143.834.000
450049000	Proyecto nacional de eficiencia eléctrica (PRONEE)	Megavatio	400	423.668.279			423.668.279
	TOTAL			**108.660.377.600**	**190.103.000.000**		**298.763.377.600**

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
450001000	Dirección y Coordinación de los Gastos de los Trabajadores	13.704.070.733			13.704.070.733
450002000	Gestión Administrativa	20.570.539.267			20.570.539.267
450003000	Previsión y Protección Social	9.479.190.000			9.479.190.000
	TOTAL	43.753.800.000			43.753.800.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO. (En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	2.359	18.427.182.447
- Directivo	189	2.390.687.976
- Profesional y Técnico	1.138	10.948.723.263
- Personal Administrativo	619	3.058.289.208
- Obrero	413	2.029.482.000
Personal Fijo a Tiempo Parcial	24	112.990.180
- Profesional y Técnico	10	44.194.180
- Obrero	14	68.796.000
Personal Contratado	40	1.028.101.597
- Profesional y Técnico	40	1.028.101.597
TOTAL	2.423	19.568.274.224

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	78.567.846.846			78.567.846.846
4.02	Materiales, suministros y mercancías	5.327.383.520			5.327.383.520
4.03	Servicios no personales	14.112.634.796			14.112.634.796
4.04	Activos reales	8.462.769.978			8.462.769.978
4.07	Transferencias y donaciones	44.943.542.460	190.103.000.000		235.046.542.460
4.11	Disminución de pasivos	1.000.000.000			1.000.000.000
	TOTAL	152.414.177.600	190.103.000.000		342.517.177.600

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	34.610.400.000	190.103.000.000		224.713.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	34.610.400.000			34.610.400.000
4.07.01.03.00	Transferencias corrientes internas al sector público	34.610.400.000			34.610.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	29.277.900.000			29.277.900.000
	- A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	1.762.700.000			1.762.700.000
	- A0361 Fundación Oro Negro	21.700.000.000			21.700.000.000
	- A0900 Ente Nacional del Gas (ENAGAS)	5.815.200.000			5.815.200.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	5.332.500.000			5.332.500.000
	- A0601 Desarrollos Urbanos de la Costa Oriental del Lago, S.A. (DUCOLSA)	5.332.500.000			5.332.500.000
4.07.03.00.00	Transferencias y donaciones de capital internas		190.103.000.000		190.103.000.000
4.07.03.03.00	Transferencias de capital internas al sector público		190.103.000.000		190.103.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		190.103.000.000		190.103.000.000
	- A0620 C.A. de Administración y Fomento Eléctrico (CADAFE)		168.388.000.000		168.388.000.000
	- A0667 Desarrollos Uribante Caparo, C.A. (DESURCA)		21.715.000.000		21.715.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	16.500.000			16.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	16.500.000			16.500.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	16.500.000			16.500.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	1.000.000			1.000.000
	- S0916 Sindicato Unico de Obreros Dependiente del Estado (S.U.O.D.E.)	1.000.000			1.000.000
4.07.01.01.78	Subsidios científicos al sector privado	15.500.000			15.500.000
	- S0197 Centro de Estudios de la Organización de Países Exportadores de Petróleo (CENTROPEP)	15.500.000			15.500.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	598.594.050			598.594.050
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	598.594.050			598.594.050
4.07.02.01.00	Transferencias corrientes al exterior	598.594.050			598.594.050
4.07.02.01.04	Transferencias corrientes a organismos internacionales	598.594.050			598.594.050
	- I0126 Organización Latinoamericana de Energía (OLADE).	465.287.950			465.287.950
	- I0165 Consejo de la Energía de los Estados Unidos	68.800.000			68.800.000
	- I0202 Agencia Internacional de Energía (A.I.E.)	64.506.100			64.506.100

PROYECTO: Transferencias para financiar los proyectos de la Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"
UNIDAD DE MEDIDA: Bolívares
CANTIDAD 989.900.000
ASIGNACIÓN PRESUPUESTARIA: 989.900.000
AREA ESTRATEGICA: Equilibrio Social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS: Brindar educación integral, guardia y custodia a niños y niñas en edad de educación inicial a los hijos de los trabajadores del ministerio de Energía y Petróleo y sus entes adscritos
RESULTADO: Educación de 150 niños en edad preescolar y básica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	989.900.000				989.900.000
	TOTAL	989.900.000				989.900.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	989.900.000				989.900.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	989.900.000				989.900.000
4.07.01.03.00	Transferencias corrientes internas al sector público	989.900.000				989.900.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	989.900.000				989.900.000
4.07.01.03.02	- A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"	989.900.000				989.900.000

PROYECTO:	Transferencias para financiar los proyectos de la Fundación Oro Negro
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	21.000.000.000
ASIGNACIÓN PRESUPUESTARIA:	21.000.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Asegurar el derecho a las prácticas de las actividades físicas, deportivas y recreativas de la población como parte de la formación integral del individuo
OBJETIVOS ESPECIFICOS:	Capacitar a líderes comunitarios en el área deportiva e implementar acciones con el propósito de articular a los entes gubernamentales y no gubernamentales en pro del desarrollo de la masificación deportiva
RESULTADO:	Formar 25.000 promotores deportivos integrales, comunitarios

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	21.000.000.000				21.000.000.000
	TOTAL	21.000.000.000				21.000.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	21.000.000.000				21.000.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	21.000.000.000				21.000.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	21.000.000.000				21.000.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	21.000.000.000				21.000.000.000
4.07.01.03.02	- A0361 Fundación Oro Negro	21.000.000.000				21.000.000.000

PROYECTO:	Transferencias para financiar los proyectos del Ente Nacional del Gas (ENAGAS)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	3.420.000.000
ASIGNACIÓN PRESUPUESTARIA:	3.420.000.000
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Promover la capacidad emprendedora en el sector gas favoreciendo la ejecución de proyectos que potencien el desarrollo económico y social, garantizando el acceso del gas natural a todos los usuarios de manera justa y equitativa
OBJETIVOS ESPECIFICOS:	Construcción de redes de distribución de gas metano en zonas y poblaciones cercanas a los sistemas de transporte de gas existentes y programados, con la finalidad de mejorar la calidad de vida y contribuir al desarrollo del sector comercial e industrial del país
RESULTADO:	Construcción de redes de distribución de gas en ciudades y poblaciones cercanas a los sistemas de transportes de gas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	3.420.000.000				3.420.000.000
	TOTAL	**3.420.000.000**				**3.420.000.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	3.420.000.000				3.420.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	3.420.000.000				3.420.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	3.420.000.000				3.420.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	3.420.000.000				3.420.000.000
4.07.01.03.02	- A0900 Ente Nacional del Gas (ENAGAS)	3.420.000.000				3.420.000.000

PROYECTO:	Fortalecimiento del Marco Regulatorio del Sector Eléctrico
UNIDAD DE MEDIDA:	Resolución
CANTIDAD	4
ASIGNACIÓN PRESUPUESTARIA:	1.673.000.055
AREA ESTRATEGICA:	Equilibrio Económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación de un sistema económico
OBJETIVOS ESPECIFICOS:	Fortalecer la capacidad de gestión de las Alcaldías, empresas eléctricas, MEP, para crear las condiciones de atender en forma eficiente los agentes del servicio eléctrico.
RESULTADO:	Elaboración de las normas de calidad del servicio de generación y transmisión, asi como las normas de fiscalización en dichas áreas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.507.196.852				1.507.196.852
4.02	Materiales, suministros y mercancías	9.218.765				9.218.765
4.03	Servicios no personales	127.584.438				127.584.438
4.04	Activos reales	29.000.000				29.000.000
	TOTAL	1.673.000.055				1.673.000.055

PROYECTO:	Análisis del mercado nacional e internacional de los hidrocarburos y sus derivados
UNIDAD DE MEDIDA:	ANÁLISIS
CANTIDAD	10
ASIGNACIÓN PRESUPUESTARIA:	1.280.715.476
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Elaboración del diagnóstico de los distintos sectores y de los modelos para determinación del precio, volúmenes y fletamentos de los productos derivados de los hidrocarburos que se comercializan en los mercados internos y externos.
RESULTADO:	Comportamiento eficiente en el mercado en términos de precios en volúmenes y calidad entrega oportuna y expeditas en cantidades adecuadas según los requerimientos del mercado. Planes de continencia ante eventualidades productos de condiciones adversas tanto naturales como no naturales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.062.903.864				1.062.903.864
4.02	Materiales, suministros y mercancías	7.794.916				7.794.916
4.03	Servicios no personales	167.573.616				167.573.616
4.04	Activos reales	42.443.080				42.443.080
	TOTAL	1.280.715.476				1.280.715.476

PROYECTO: Fiscalización y control efectivos en las instalaciones usuarias de materiales radioactivos
UNIDAD DE MEDIDA: Actividad
CANTIDAD: 181
ASIGNACIÓN PRESUPUESTARIA: 1.248.534.374
AREA ESTRATEGICA: Equilibrio económico
OBJETIVO ESTRATEGICO: Garantizar la adecuada administración y aplicación de los recursos energéticos
OBJETIVOS ESPECIFICOS: Garantizar la fiscalización y control de las instalaciones usuarias de materiales radioactivas, ejercida por la Dirección General de Energía Atómica.
RESULTADO: Incremento en un 50% de las inspecciones ejecutadas en el 2005. Seis (6) protocolos de inspección aplicables a las prácticas 50 de los oficiales de Seguridad radiológica y 50 del personal ocupacionalmente expuesto a las radiaciones ionizantes en la práctica de radiografía industrial licenciados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.020.383.562				1.020.383.562
4.02	Materiales, suministros y mercancías	23.446.124				23.446.124
4.03	Servicios no personales	122.143.750				122.143.750
4.04	Activos reales	82.560.938				82.560.938
	TOTAL	1.248.534.374				1.248.534.374

PROYECTO:	Determinación de áreas en explotación correspondiente al impuesto superficial
UNIDAD DE MEDIDA:	Actividad
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	1.337.889.550
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo rumbo al nuevo modelo económico
OBJETIVOS ESPECIFICOS:	Optimizar el cálculo y liquidación del Impuesto Superficial
RESULTADO:	Automatización del cálculo para la liquidación del Impuesto Superficial

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	397.586.607				397.586.607
4.02	Materiales, suministros y mercancías	63.750.000				63.750.000
4.03	Servicios no personales	289.625.000				289.625.000
4.04	Activos reales	586.927.943				586.927.943
	TOTAL	1.337.889.550				1.337.889.550

PROYECTO:	Evaluación de los proyectos de recuperación adicional de petróleo
UNIDAD DE MEDIDA:	Informe técnico
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	1.077.449.284
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Evaluar los resultados de la implementación de procesos de recuperación adicional de petróleo a nivel Nacional
RESULTADO:	Informe técnico de resultado de las evaluaciones a los yacimientos y recomendaciones que permitan elaborar el recobre de petróleo de los yacimientos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	872.715.949				872.715.949
4.02	Materiales, suministros y mercancías	950.000				950.000
4.03	Servicios no personales	119.783.335				119.783.335
4.04	Activos reales	84.000.000				84.000.000
	TOTAL	1.077.449.284				1.077.449.284

PROYECTO:	Análisis y evaluación de la reglamentación y otorgamiento de permisos, autorizaciones y registros en la cadena de comercialización de los productos derivados de hidrocarburos
UNIDAD DE MEDIDA:	Permiso
CANTIDAD	4.500
ASIGNACIÓN PRESUPUESTARIA:	1.989.812.483
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Garantizar la provisión efectiva del servicio público de la cadena de comercialización de productos derivados de hidrocarburos, basándose en la reglamentación, normas y permisología aplicables en la materia
RESULTADO:	Otorgamiento y/o actualización de permisos, registros y certificaciones de las actividades relacionadas con la cadena de comercialización de los productos derivados de hidrocarburos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.714.856.006				1.714.856.006
4.02	Materiales, suministros y mercancías	15.589.803				15.589.803
4.03	Servicios no personales	212.572.683				212.572.683
4.04	Activos reales	46.793.991				46.793.991
	TOTAL	1.989.812.483				1.989.812.483

PROYECTO:	Transferencias para financiar los proyectos de Desarrollo Uribante Caparo C.A.
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	21.715.000.000
ASIGNACIÓN PRESUPUESTARIA:	21.715.000.000
AREA ESTRATEGICA:	Equilibrio internacional
OBJETIVO ESTRATEGICO:	Acelerar la contracción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Garantizar el suministro de la energía eléctrica, crear condiciones óptimas para el manejo de la biodiversidad de flora y fauna de la región, propiciar el desarrollo del proyecto turístico Uribante Caparo, garantizar la navegabilidad del eje fluvial Apure Orinoco
RESULTADO:	Construcción de 100 obras

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones		21.715.000.000			21.715.000.000
	- 001 Desarrollo Uribante Caparo		21.715.000.000			21.715.000.000
	TOTAL		21.715.000.000			21.715.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones		21.715.000.000			21.715.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas		21.715.000.000			21.715.000.000
4.07.03.03.00	Transferencias de capital internas al sector público		21.715.000.000			21.715.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		21.715.000.000			21.715.000.000
4.07.03.03.05	- A0667 Desarrollos Uribante Caparo, C.A. (DESURCA)		21.715.000.000			21.715.000.000

PROYECTO: Negocios petroleros con terceros en las actividades primarias y su adecuación al esquema legal vigente
UNIDAD DE MEDIDA: Convenio
CANTIDAD 36
ASIGNACIÓN PRESUPUESTARIA: 2.205.643.665
AREA ESTRATEGICA: Equilibrio económico
OBJETIVO ESTRATEGICO: Rescatar la participación fiscal del sector petrolero y el control sobre el recurso natural no renovable.
OBJETIVOS ESPECIFICOS: Rescatar la participación fiscal del sector petrolero y el control sobre el recurso natural no renovable
RESULTADO: Migración de los convenios operativos hacia empresas mixtas y afianzar las asociaciones estratégicas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.714.742.160				1.714.742.160
4.02	Materiales, suministros y mercancías	129.820.000				129.820.000
4.03	Servicios no personales	285.081.505				285.081.505
4.04	Activos reales	76.000.000				76.000.000
	TOTAL	2.205.643.665				2.205.643.665

PROYECTO: Transferencia para financiar los proyectos de la C.A. de Administración y Fomento Eléctrico (CADAFE)
UNIDAD DE MEDIDA: Bolívares
CANTIDAD: 168.388.000.000
ASIGNACIÓN PRESUPUESTARIA: 168.388.000.000
AREA ESTRATEGICA: Equilibrio económico
OBJETIVO ESTRATEGICO: Fortalecimiento del sector eléctrico
OBJETIVOS ESPECIFICOS: Implantación de un nuevo modelo de gestión comercial para CADAFE y sus empresas filiales.
RESULTADO: 2.412.918 usuarios del servicio eléctrico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones		168.388.000.000			168.388.000.000
	- 002 Proyecto de Fortalecimiento Institucional del Sector Eléctrico		27.950.000.000			27.950.000.000
	- 003 Planta Hidroeléctrica Masparro		17.845.000.000			17.845.000.000
	- 004 Conversión a gas Planta Centro		71.767.000.000			71.767.000.000
	- 005 Línea de transmisión de 230 KV		50.826.000.000			50.826.000.000
	TOTAL		168.388.000.000			168.388.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones		168.388.000.000			168.388.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas		168.388.000.000			168.388.000.000
4.07.03.03.00	Transferencias de capital internas al sector público		168.388.000.000			168.388.000.000
4.07.03.03.05	Transferencias de capital a entes descentralizados con fines empresariales no petroleros		168.388.000.000			168.388.000.000
4.07.03.03.05	- A0620 C.A. de Administración y Fomento Eléctrico (CADAFE)		168.388.000.000			168.388.000.000

PROYECTO:	Fortalecer los procesos de fiscalización y control en las Direcciones Regionales.
UNIDAD DE MEDIDA:	Fiscalización
CANTIDAD	4.000
ASIGNACIÓN PRESUPUESTARIA:	41.032.187.958
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Fiscalización, control, evaluación y seguimiento de los procesos de exploración y producción, comercialización e industrialización.
RESULTADO:	Fortalecimiento de los procesos en el área de yacimientos de hidrocarburos líquidos y gaseosos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	27.632.880.382				27.632.880.382
4.02	Materiales, suministros y mercancías	2.257.615.970				2.257.615.970
4.03	Servicios no personales	5.622.540.733				5.622.540.733
4.04	Activos reales	5.519.150.873				5.519.150.873
	TOTAL	**41.032.187.958**				**41.032.187.958**

PROYECTO:	Programa de regulación en materia de seguridad, higiene y ambiente (SHA), en toda la cadena de comercialización y suministro de aquellos productos derivados de hidrocarburos en el mercado interno.
UNIDAD DE MEDIDA:	Auditoria de cumplimiento
CANTIDAD	5.000
ASIGNACIÓN PRESUPUESTARIA:	685.271.199
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS:	Garantizar la provisión efectiva del servicio público de toda la cadena de comercialización de productos derivados de hidrocarburos basándose en la reglamentación, normas y resoluciones vigentes y establecidas en la materia
RESULTADO:	Servicio oportuno, eficiente y eficaz de combustibles y lubricantes bajo estándares de calidad nacionales e internacionales, garantizando que cada una de las actividades no crearan impactos ambientales ni sociales al Estado.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	353.520.508				353.520.508
4.02	Materiales, suministros y mercancías	16.827.773				16.827.773
4.03	Servicios no personales	264.775.171				264.775.171
4.04	Activos reales	50.147.747				50.147.747
	TOTAL	**685.271.199**				**685.271.199**

PROYECTO:	Actualización y mejora de la plataforma informática (software y hardware) para fortalecer las Direcciones Regionales
UNIDAD DE MEDIDA:	Institución fortalecida
CANTIDAD	8
ASIGNACIÓN PRESUPUESTARIA:	67.172.018
AREA ESTRATEGICA:	Equilibrio político
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico.
OBJETIVOS ESPECIFICOS:	Diseñar y desarrollar una infraestructura para incorporar a las direcciones regionales a las posibilidades de las tecnologías de información y comunicación
RESULTADO:	Procesos automatizados para lograr la adaptación de todas las herramientas identificadas, con el propósito de mejorar la eficiencia y eficacia de los procesos de las Direcciones Regionales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	67.172.018				67.172.018
	TOTAL	**67.172.018**				**67.172.018**

PROYECTO:	Plan estratégico para difundir las políticas y la labor del Ministerio de Energía y Petróleo, a través de las Direcciones Regionales
UNIDAD DE MEDIDA:	Imagen mantenida
CANTIDAD	8
ASIGNACIÓN PRESUPUESTARIA:	93.562.800
AREA ESTRATEGICA:	Equilibrio político
OBJETIVO ESTRATEGICO:	Desarrollar una nueva estrategia comunicacional con el propósito de difundir las políticas petroleras y fortalecer la imagen del Ministerio de Energía y Petróleo a nivel nacional y así lograr la transformación y modernización organizacional de las Direcciones Regionales
OBJETIVOS ESPECIFICOS:	Mejorar la estructura organizacional y difundir las políticas petroleras y fortalecer la imagen del Ministerio de Energía y Petróleo en las regiones
RESULTADO:	Identidad corporativa enmarcada bajo un mismo estándar de difusión.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	93.562.800				93.562.800
	TOTAL	**93.562.800**				**93.562.800**

PROYECTO:	Implementar un plan de seguimiento y contraloría de los proyectos sociales y endógenos desarrollados por la industria petrolera y petroquímica, para fortalecer la participación social y generar poder ciudadano en decisiones públicas
UNIDAD DE MEDIDA:	Comunidad organizada y participante
CANTIDAD	80
ASIGNACIÓN PRESUPUESTARIA:	269.074.644
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular
OBJETIVOS ESPECIFICOS:	- Realizar evaluaciones a núcleos de desarrollo endógenos y programas de apoyo a las comunidades. - Facilitar la capacitación y desarrollo de las comunidades de la región, con el propósito de brindarles herramientas técnicas para el control de los beneficios aportados por el gobiemo nacional.
RESULTADO:	Desarrollo de programas de orientación, dirigidos a las comunidades

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	269.074.644				269.074.644
	TOTAL	269.074.644				269.074.644

PROYECTO: Definición de las áreas de servicio de las empresas de distribución
UNIDAD DE MEDIDA: Acta
CANTIDAD 14
ASIGNACIÓN PRESUPUESTARIA: 247.053.075
AREA ESTRATEGICA: Equilibrio económico
OBJETIVO ESTRATEGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico.
OBJETIVOS ESPECIFICOS: Definir los espacios geográficos para el servicio eléctrico de distribución.
RESULTADO: Documentos oficiales sobre los acuerdos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	204.501.375				204.501.375
4.02	Materiales, suministros y mercancías	3.151.700				3.151.700
4.03	Servicios no personales	29.800.000				29.800.000
4.04	Activos reales	9.600.000				9.600.000
	TOTAL	247.053.075				247.053.075

PROYECTO: Seguimiento y control de políticas, planes y programas del sector energético
UNIDAD DE MEDIDA: Documento
CANTIDAD 2
ASIGNACIÓN PRESUPUESTARIA: 1.328.804.221
AREA ESTRATEGICA: Equilibrio económico
OBJETIVO ESTRATEGICO: Garantizar la adecuada administración y aplicación de los recursos energéticos
OBJETIVOS ESPECIFICOS: Sistematizar el seguimiento y control de las políticas, planes y programas del sector energético
RESULTADO: Seguimiento y control oportuno, sistemático y periódico

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.328.804.221				1.328.804.221
	TOTAL	1.328.804.221				1.328.804.221

PROYECTO:	Sistema de información económico energético de Venezuela
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	215.485.310
AREA ESTRATEGICA:	Equilibrio territorial
OBJETIVO ESTRATEGICO:	Garantizar la adecuada administración y aplicación de los recursos energéticos
OBJETIVOS ESPECIFICOS:	Disponer de un sistema de información actualizado y en línea intranet - extranet
RESULTADO:	Proveer información a diferentes niveles de detalle, tanto para uso del Ministerio y de otros organismos estadales, empresas del sector energético, sectores socio - económicos de consumo final de energía y para la consulta pública en general

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	215.485.310				215.485.310
	TOTAL	215.485.310				215.485.310

PROYECTO:	Determinación de la metodología para el cálculo de las tarifas eléctricas y elaboración del pliego 2007 - 2010
UNIDAD DE MEDIDA:	Resolución
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	880.533.542
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Garantizar la adecuada administración y aplicación de los recursos energéticos.
OBJETIVOS ESPECIFICOS:	Realizar el cálculo de tarifas eléctricas justas y equilibradas tanto para los usuarios como para las empresas del sector y su aprobación.
RESULTADO:	Pliego tarifario para las 16 empresas eléctricas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	345.469.542				345.469.542
4.02	Materiales, suministros y mercancías	34.129.000				34.129.000
4.03	Servicios no personales	416.935.000				416.935.000
4.04	Activos reales	84.000.000				84.000.000
	TOTAL	**880.533.542**				**880.533.542**

PROYECTO: Fortalecimiento de la atención de los reclamos de los agentes del servicio eléctrico.
UNIDAD DE MEDIDA: Oficina
CANTIDAD 20
ASIGNACIÓN PRESUPUESTARIA: 684.612.783
AREA ESTRATEGICA: Equilibrio económico
OBJETIVO ESTRATEGICO: Garantizar la adecuada administración y aplicación de los recursos energéticos.
OBJETIVOS ESPECIFICOS: Fortalecer la capacidad de gestión de los municipios, empresas eléctricas y Ministerio de Energía y Petróleo; para crear las condiciones de atención de reclamos en materia de calidad de servicio y atención a los agentes.
RESULTADO: Creación y dotación de las unidades locales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	485.534.483				485.534.483
4.02	Materiales, suministros y mercancías	9.388.300				9.388.300
4.03	Servicios no personales	133.890.000				133.890.000
4.04	Activos reales	55.800.000				55.800.000
	TOTAL	**684.612.783**				**684.612.783**

PROYECTO:	Adecuación del Ministerio de Energía y Petróleo a las normas de calidad del servicio de distribución de electricidad.
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	938.111.077
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Garantizar la adecuada administración y aplicación de los recursos energéticos.
OBJETIVOS ESPECIFICOS:	Adecuar al ministerio de energía y petróleo a las normas de calidad del servicio de distribución de electricidad.
RESULTADO:	Un sistema de control de la calidad en el servicio de distribución.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	622.450.577				622.450.577
4.02	Materiales, suministros y mercancías	9.250.500				9.250.500
4.03	Servicios no personales	257.410.000				257.410.000
4.04	Activos reales	49.000.000				49.000.000
	TOTAL	**938.111.077**				**938.111.077**

PROYECTO:	Normativa para el desarrollo y establecimiento de instalaciones destinadas al aprovechamiento y explotación de las fuentes alternas renovables de energías
UNIDAD DE MEDIDA:	Infraestructura tecnológica
CANTIDAD	774
ASIGNACIÓN PRESUPUESTARIA:	204.513.478
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo rumbo a la creación de un nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Dotar de servicio energético aproximadamente 1.200.000,00 personas.
RESULTADO:	Dotar de servicio eléctrico y gas a las zonas aisladas, fronterizas, deprimidas y rurales.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	154.513.478				154.513.478
4.02	Materiales, suministros y mercancías	50.000.000				50.000.000
	TOTAL	204.513.478				204.513.478

PROYECTO:	Implementación de la infraestructura nacional de respuesta a emergencias radiológicas
UNIDAD DE MEDIDA:	Plan operativo
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	561.415.778
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo rumbo a la creación del nuevo económico.
OBJETIVOS ESPECIFICOS:	Establecer los elementos de infraestructura para la respuesta integrada a emergencias radiológicas
RESULTADO:	Implementar un plan nacional de respuesta a emergencias radiológicas.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	367.833.032				367.833.032
4.02	Materiales, suministros y mercancías	13.500.000				13.500.000
4.03	Servicios no personales	38.062.578				38.062.578
4.04	Activos reales	142.020.168				142.020.168
	TOTAL	**561.415.778**				**561.415.778**

PROYECTO:	Desarrollo y gestión de la energía atómica
UNIDAD DE MEDIDA:	Actividad
CANTIDAD	80
ASIGNACIÓN PRESUPUESTARIA:	565.449.761
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Garantizar la adecuada administración y aplicación de los recursos energéticos
OBJETIVOS ESPECIFICOS:	Aceptación y reconocimiento de los aportes del uso de la energía atómica en los sectores productivos, económicos, sociales y de investigación del país, integrados en políticas de desarrollo nacional
RESULTADO:	Plan nacional de desarrollo de la energía atómica. Material escrito, audiovisual y de exposición (pagina web). Información escrita y oral a centros de estudios, investigación, industria, salud y demás sectores públicos y privados sobre el uso de la energía atómica programa de cooperación técnico.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	565.449.761				565.449.761
	TOTAL	565.449.761				565.449.761

PROYECTO:	Ejecución de los lineamientos de políticas y de la normativa vigente del gas natural.
UNIDAD DE MEDIDA:	Abastecimiento
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	273.718.418
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Ejecución de los lineamientos de política y de la normativa vigente, en materia de procesamiento, transporte, almacenamiento, distribución, comercialización e industrialización del gas natural.
OBJETIVOS ESPECIFICOS:	Controlar y fiscalizar la infraestructura disponible en el país, mediante visitas, normas y procedimientos dirigidos por la división de gas natural; garantizando que el beneficio que aporta este recurso energético alcance a todos los sectores de la población ya que este es un servicio público.
RESULTADO:	Garantizar el cumplimiento de las normas, procedimientos y lineamientos políticos en materia de gas natural

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	233.605.940				233.605.940
4.02	Materiales, suministros y mercancías	5.362.478				5.362.478
4.03	Servicios no personales	23.500.000				23.500.000
4.04	Activos reales	11.250.000				11.250.000
	TOTAL	273.718.418				273.718.418

PROYECTO:	Optimización en el control y fiscalización de las corrientes de refinerías para la industrialización Aguas Abajo (parafinas, asfaltos y lubricantes) empleando métodos de estandarización/normalización en su muestreo y análisis, y asimismo contribuyendo al impulso del desarrollo endógeno con la evaluación de nuevos proyectos (obtención de etanol)
UNIDAD DE MEDIDA:	Proyecto
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	2.192.548.724
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS:	Regulación y fiscalización del suministro de parafina, reapertura de las unidades de mezclado y envasado de lubricantes, creación de la base de datos de empresas industrializadoras procesadoras de asfaltos, crear una guía para el muestreo manual de hidrocarburos líquidos, sustitución del MTBE (metil-ter-butil-eter) por Etanol
RESULTADO:	Generación de nuevas empresas procesadoras de parafina. Incremento en la producción de lubricantes. Base de datos de las empresas industrializadoras procesadoras de asfaltos. Procedimiento y normativa para el muestreo y análisis de derivados de hidrocarburos líquidos, utilización de etanol como oxigenante de la gasolina.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	2.089.445.649				2.089.445.649
4.02	Materiales, suministros y mercancías	4.448.485				4.448.485
4.03	Servicios no personales	66.929.352				66.929.352
4.04	Activos reales	31.725.238				31.725.238
	TOTAL	**2.192.548.724**				**2.192.548.724**

PROYECTO:	Creación de la División de Transporte y de sistema de gestión automatizada para registro de datos de la referida división; elaboración de normativas para regular el sector de las parafinas, petroquímico, reformulación de resolución 215.
UNIDAD DE MEDIDA:	Actividad administrativa
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	134.571.647
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Registro y control de las empresas transportistas de productos derivados de hidrocarburos distintos de los combustibles y fortalecimiento a través de la creación de normativa del área de industrialización
OBJETIVOS ESPECIFICOS:	Automatizada para registro de información de la referida división; elaboración de normativas para regular las áreas de parafinas, petroquímica, industrias aguas abajo, reformulación de la actual resolución 215,creación de sistema de gestión
RESULTADO:	Petroquímica, industrias aguas abajo, reformulación de la actual resolución 215, creación de sistema de gestión administrativa para la dirección de industrialización y tecnología de los hidrocarburos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	115.611.647				115.611.647
4.02	Materiales, suministros y mercancías	13.210.000				13.210.000
4.03	Servicios no personales	5.750.000				5.750.000
	TOTAL	134.571.647				134.571.647

PROYECTO:	Elaboración de un manual de normas y procedimientos dirigido a la división de tecnología e inversiones extranjeras
UNIDAD DE MEDIDA:	Manual / informe
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	196.285.550
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Mejorar el control del procesamiento de las solicitudes sobre el registro de la inversión extranjera directa para lograr una mayor eficiencia y eficacia en las respuestas de dichas solicitudes; todo ello en función de los objetivos estratégicos de la nación.
OBJETIVOS ESPECIFICOS:	Unificar criterios en la evaluación de la información para así optimizar los procesos de registro y organización de la documentación, referente a los distintos actos administrativos solicitados y procesados por la división.
RESULTADO:	Manual de procedimiento que permitirá 100% de la organización de los expedientes y 100% de eficiencia y eficacia en la respuesta de los actos administrativos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	185.155.550				185.155.550
4.02	Materiales, suministros y mercancías	2.830.000				2.830.000
4.03	Servicios no personales	500.000				500.000
4.04	Activos reales	7.800.000				7.800.000
	TOTAL	**196.285.550**				**196.285.550**

PROYECTO:	Plan comunicacional de las medidas adoptadas por la Dirección de Industrialización y Tecnología de los Hidrocarburos (D.I.T.H.) En relación a la participación nacional en los proyectos gasíferos y levantamiento de data sobre la capacidad instalada nacional del sector privado en obras, bienes y servicios relacionados con el área de los hidrocarburos
UNIDAD DE MEDIDA:	Acción
CANTIDAD	4
ASIGNACIÓN PRESUPUESTARIA:	330.421.494
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Difundir los resultados del estudio de capacidades nacionales en proyectos gasíferos costa afuera con la finalidad de contribuir con el incremento de los proyectos a realizarse; disponer de un sistema de información de capacidad instalada nacional del sector privado en obras, bienes y servicios relacionados con el área de los hidrocarburos.
OBJETIVOS ESPECIFICOS:	Promover y difundir las políticas adoptadas por la Dirección de Industrialización y Tecnología de los Hidrocarburos (D.I.T.H.) en materia de participación nacional.
RESULTADO:	Promover la participación de las empresas nacionales en los proyectos relacionados con el área de los hidrocarburos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	282.860.960				282.860.960
4.02	Materiales, suministros y mercancías	14.030.534				14.030.534
4,03	Servicios no personales	30.030.000				30.030.000
4.04	Activos reales	3.500.000				3.500.000
	TOTAL	**330.421.494**				**330.421.494**

PROYECTO:	Programa nacional de vigilancia radiológica
UNIDAD DE MEDIDA:	Informe / reporte
CANTIDAD	24
ASIGNACIÓN PRESUPUESTARIA:	227.026.744
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Garantizar la adecuada administración y aplicación de los recursos energéticos
OBJETIVOS ESPECIFICOS:	Minimizar los riesgos asociados al uso de fuentes y equipos generadores de radiaciones ionizantes en el país
RESULTADO:	Incremento en un 30% de las inspecciones ejecutadas en el 2006 con respecto al 2005 a las empresas que realizan dosimetría personal un (01) protocolo de inspección para esta práctica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	227.026.744				227.026.744
	TOTAL	227.026.744				227.026.744

PROYECTO:	Plan progresivo de migración a software libre de la plataforma del Ministerio de Energía y Petróleo
UNIDAD DE MEDIDA:	Proyecto
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	2.234.462.400
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Diseñar, probar e implantar aplicaciones, servidores y estaciones de trabajo en ambientes de producción y desarrollo bajo el sistema gnu/linux y herramientas de software libre.
OBJETIVOS ESPECIFICOS:	Diseñar, probar e implantar aplicaciones, servidores y estaciones de trabajo en ambientes de producción y desarrollo bajo el sistema gnu/linux y herramientas de software libre, capacitar en el uso del gnu/linux al personal del Ministerio de Energía y Petróleo, instalar y configurar las estaciones de servicio
RESULTADO:	Incorporar y adaptar nuevas tecnologías

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	1.877.862.400				1.877.862.400
4.02	Materiales, suministros y mercancías	5.200.000				5.200.000
4.03	Servicios no personales	140.000.000				140.000.000
4.04	Activos reales	211.400.000				211.400.000
	TOTAL	2.234.462.400				2.234.462.400

PROYECTO: Programa nacional de gestión de desechos radiactivos
UNIDAD DE MEDIDA: Actividad
CANTIDAD 80
ASIGNACIÓN PRESUPUESTARIA: 241.581.348
AREA ESTRATEGICA: Equilibrio económico
OBJETIVO ESTRATEGICO: Garantizar la adecuada administración y aplicación de los recursos energéticos
OBJETIVOS ESPECIFICOS: Sistema de gestión segura de los desechos radiactivos
RESULTADO: Incremento del N° de fuentes radiactivas en desuso, reportadas. Disminución del N° de fuentes en desusos sin medidas de seguridad adecuadas. Incremento de la tecnología y estrategias utilizadas por las empresas o instituciones generadoras y gestionadoras de los desechos radiactivos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	241.581.348				241.581.348
	TOTAL	**241.581.348**				**241.581.348**

PROYECTO:	Infraestructura y desarrollo de la nucleo-electricidad
UNIDAD DE MEDIDA:	Actividad
CANTIDAD	11
ASIGNACIÓN PRESUPUESTARIA:	266.066.465
AREA ESTRATEGICA:	Equilibrio económico
OBJETIVO ESTRATEGICO:	Garantizar la adecuada administración y aplicación de los recursos energéticos
OBJETIVOS ESPECIFICOS:	Crear una infraestructura y consolidar el desarrollo de la energía nucleoeléctrica en el país.
RESULTADO:	Evaluación de las infraestructuras disponibles prácticas que pueden servir como modelos para solucionar resultados específicos. Información práctica para la implementación de las acciones identificadas. Tareas y los recursos necesarios para la puesta en práctica de una planta nuclear de Pot

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	266.066.465				266.066.465
	TOTAL	**266.066.465**				**266.066.465**

PROYECTO: Fortalecimiento institucional de las áreas de recursos humanos, administrativas, presupuestarias y de servicios.
UNIDAD DE MEDIDA: Actividad administrativa
CANTIDAD 1.200
ASIGNACIÓN PRESUPUESTARIA: 18.143.834.000
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Acelerar la construcción del nuevo modelo productivo, rumbo a la creación del nuevo sistema económico
OBJETIVOS ESPECIFICOS: Prestar apoyo de tipo gerencial y administrativo para el normal desarrollo y funcionamiento de las actividades llevadas a cabo en cada uno de los proyectos tanto del Viceministerio de Hidrocarburos y Energía; así como el resto de las unidades que conforman la estructura organizativa del Ministerio;
RESULTADO: Asesorías

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	18.143.834.000				18.143.834.000
	TOTAL	18.143.834.000				18.143.834.000

PROYECTO: Proyecto nacional de eficiencia eléctrica (PRONEE)
UNIDAD DE MEDIDA: Megavatio
CANTIDAD 400
ASIGNACIÓN PRESUPUESTARIA: 423.668.279
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Continuar instalando la nueva estructura territorial
OBJETIVOS ESPECIFICOS: El incremento de los niveles de eficiencia energética en la generación, transmisión, distribución y en el consumo final de electricidad, sin afectar la calidad del servicio.
RESULTADO: Incremento de un 20% de la eficiencia y el uso racional de la misma

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	285.088.279				285.088.279
4.02	Materiales, suministros y mercancías	71.000.000				71.000.000
4.03	Servicios no personales	67.580.000				67.580.000
	TOTAL	423.668.279				423.668.279

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	13.623.070.733				13.623.070.733
4.03	Servicios no personales	81.000.000				81.000.000
	TOTAL	13.704.070.733				13.704.070.733

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	2.566.869.172				2.566.869.172
4.03	Servicios no personales	5.609.567.635				5.609.567.635
4.04	Activos reales	1.339.650.000				1.339.650.000
4.07	Transferencias y donaciones	10.054.452.460				10.054.452.460
4.11	Disminución de pasivos	1.000.000.000				1.000.000.000
	TOTAL	20.570.539.267				20.570.539.267

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	9.200.500.000				9.200.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	9.200.500.000				9.200.500.000
4.07.01.03.00	Transferencias corrientes internas al sector público	9.200.500.000				9.200.500.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	3.868.000.000				3.868.000.000
4.07.01.03.02	- A0356 Fundación Guardería Infantil del Ministerio de Petróleo y Energía "La Alquitrana"	772.800.000				772.800.000
4.07.01.03.02	- A0361 Fundación Oro Negro	700.000.000				700.000.000
4.07.01.03.02	- A0900 Ente Nacional del Gas (ENAGAS)	2.395.200.000				2.395.200.000
4.07.01.03.07	Transferencias corrientes a entes descentralizados con fines empresariales no petroleros	5.332.500.000				5.332.500.000
4.07.01.03.07	- A0601 Desarrollos Urbanos de la Costa Oriental del Lago, S.A. (DUCOLSA)	5.332.500.000				5.332.500.000

RELACION DE SUBSIDIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	16.500.000				16.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	16.500.000				16.500.000
4.07.01.01.00	Transferencias corrientes internas al sector privado	16.500.000				16.500.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	1.000.000				1.000.000
4.07.01.01.75	- S0916 Sindicato Unico de Obreros Dependiente del Estado (S.U.O.D.E.)	1.000.000				1.000.000
4.07.01.01.78	Subsidios científicos al sector privado	15.500.000				15.500.000
4.07.01.01.78	- S0197 Centro de Estudios de la Organización de Países Exportadores de Petróleo (CENTROPEP)	15.500.000				15.500.000

RELACION DE TRANSFERENCIAS A ORGANOS EXTERNOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	598.594.050				598.594.050
4.07.02.00.00	Transferencias y donaciones corrientes al exterior	598.594.050				598.594.050
4.07.02.01.00	Transferencias corrientes al exterior	598.594.050				598.594.050
4.07.02.01.04	Transferencias corrientes a organismos internacionales	598.594.050				598.594.050
4.07.02.01.04	- I0126 Organización Latinoamericana de Energía (OLADE).	465.287.950				465.287.950
4.07.02.01.04	- I0165 Consejo de la Energía de los Estados Unidos	68.800.000				68.800.000
4.07.02.01.04	- I0202 Agencia Internacional de Energía (A.I.E.)	64.506.100				64.506.100

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	9.479.190.000				9.479.190.000
	TOTAL	9.479.190.000				9.479.190.000

Ministerio de la Cultura

MINISTERIO DE LA CULTURA

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio de la Cultura fue creado mediante el Decreto N° 3.464 del 09-02-05, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.124 del 10-02-05, y están bajo su adscripción veinte y seis (26) Entes, a saber los siguientes:

- Consejo Nacional de la Cultura (CONAC)
- Centro Nacional Autónomo de la Cinematografía (CNAC)
- Centro Nacional del Libro (CENAL)
- Compañía Nacional de Teatro
- Fundación Biblioteca Ayacucho
- Fundación Casa del Artista
- Fundación Centro de Estudios Latinoamericanos "Rómulo Gallegos"
- Fundación Centro Nacional de La Fotografía de Venezuela (FUNDACENAFV)
- Fundación Cinemateca Nacional
- Fundación de Etnomusicología y Folklore
- Fundación Kuai-Mare del Libro Venezolano
- Fundación La Casa de Bello
- Fundación Museos Nacionales
- Fundación Orquesta Filarmónica Nacional
- Fundación Poliedro de Caracas
- Fundación Teatro Teresa Carreño
- Fundación Vicente Emilio Sojo
- Instituto Autónomo Biblioteca Nacional y de Servicios de Biblioteca
- Instituto de Las Artes de La Imagen y El Espacio
- Instituto de Las Artes Escénicas y Musicales
- Instituto del Patrimonio Cultural
- Instituto Universitario de Danza
- Instituto Universitario de Estudios Musicales
- Instituto Universitario de Estudios Superiores de Artes Plásticas "Armando Reverón"
- Instituto Universitario de Teatro
- Monte Ávila Editores Latinoamericana, C.A.

Las actividades a ser desarrolladas por el Ministerio de la Cultura, se enmarcan en el cumplimiento de los siguientes Ejes Estratégicos y Políticas: Desconcentración de la Acción Cultural, Democratización de la Gerencia y Masificación del Hecho Cultural.

Ejes estrategicos

Desconcentración de la acción cultural: Busca mantener la unidad de las políticas de Estado y la coherencia de los planes promoviendo la equidad e igualdad de participación de los ciudadanos (as), trasladando la toma de decisiones desde el nivel central hacia los ámbitos regional, estadal y municipal, extendiéndola hacia las zonas más apartadas para llegar con la acción cultural a todos los venezolanos y alcanzar el mayor equilibrio territorial en el desarrollo cultural.

Democratización de la gerencia: Busca la horizontalidad de las decisiones como resultado del trabajo colectivo que se traduzca en planes especificos y coherentes con los requerimientos y particularidades de las regiones, en procura de una mayor organicidad y planificación de las grandes acciones conjuntas.

Masificación del hecho cultural: Mantener los niveles de excelencia ampliando, extendiendo, trasladando la cultura hacia las comunidades tradicionalmente excluidas, para que la acción cultural promovida por el Estado, esté al servicio de toda la población.

Politicas para el sector cultura

Proteger, conservar, restaurar y socializar el patrimonio cultural tangible e intangible a escala nacional, afianzando nuestra identidad como pueblo.
Insertar el movimiento cultural en los distintos espacios sociales que contribuyan a elevar cualitativa y cuantitativamente el nivel de desarrollo cultural del pueblo en su conjunto, promoviendo el diálogo e intercambio de las manifestaciones culturales en un país que se reconoce como multiétnico y pluricultural.
Promover el potencial económico y sociocultural de las diferentes manifestaciones del arte y las industrias culturales, como generadoras de riqueza y calidad de vida, que faciliten el desarrollo cultural integral en todo el ámbito nacional.

Misión

Es el Órgano de la Administración Pública Central responsable de la coordinación de las políticas culturales del Estado y de la administración de las actividades culturales, mediante el aporte y la participación de sus Entes Adscritos, en procura de las necesidades de formación integral de todos los ciudadanos, de la libre y plural expresión de la capacidad creativa, de la generación del proceso cultural desde el punto de vista de sostenibilidad y rentabilidad económica y de la potenciación de la identidad cultural en concordancia con los principios constitucionales de libertad, democracia y amplia participación social.

Visión

Ser el órgano rector de los lineamientos y las políticas culturales del Estado que coadyuven al Desarrollo Humano de manera integral, a la preservación y conocimiento del Patrimonio Cultural tangible e intangible de la nación y al fomento y potenciación de la Industria Cultural del país, como elementos sustantivos y determinantes para el resguardo de la memoria y el acervo cultural y la profundización del sentido de identidad nacional como expresiones del ideario de una vida digna e integra.

Objetivos

Tiene como objetivo proponer mecanismos que ayuden a la industria cultural nacional como instrumento de carácter estratégico y como fuente sustentable de recursos financieros y tecnológicos, así como coordinar con los componentes del Sistema Nacional de la Cultura la generación de espacios de participación sociocultural de las poblaciones indígenas, las comunidades organizadas y en general a todos los ciudadanos en los procesos de integración cultural del país, la cooperación y el intercambio con el resto de las culturas del mundo.

Por otra parte, impulsar la valoración, la proyección y la consolidación del sentido de pertenencia, identidad y de preservación del patrimonio cultural de la nación y diseñar mecanismos que coadyuven al proceso de descentralización y desconcentración de la acción cultural nacional.

Bajo las anteriores consideraciones se enmarcan los seis (06) proyectos a ser.ejecutados, durante el Ejercicio Fiscal 2006, por este Ministerio, a saber los siguientes: Misión Cultura, Red de Defensa de la Humanidad, Editorial El Perro y La Rana, Villa del Cine, Plan de Bienestar Laboral e Infraestructuras Culturales (Galería de Arte Nacional y Teatro del Oeste), orientados hacia los ejes estratégicos y las políticas del sector cultura, a fin de lograr mantener los lineamientos estratégicos, con lo cual se pretende cumplir con los siguientes objetivos específicos: Implantar un modelo educativo para construir cultura e identidad nacional; Consolidar una Red de Redes de Artistas e Intelectuales en Defensa de la Humanidad en Venezuela; Impulsar la producción masiva de libros y revistas de calidad a bajo costo, que permitan la inclusión sistemática de las mayorías de los escritores venezolanos, cuyo porcentaje de participación en el total del aporte asignado para la Ejecución de proyectos es del 17%. Así mismo, debe velar por el cumplimiento y ejecución de (76) proyectos a ser realizados por sus (26) Entes Adscritos; los cuales están marcadamente diferenciados, abarcando todos los sectores del quehacer cultural: Patrimonio, Biblioteca, Libros, Cine, Artes Escénicas y Musicales, Artes de la Imagen y el Espacio y CONAC, cuya asignación presupuestaria abarca el 83% del total de los recursos destacados para la **ejecución de proyectos**. Por su parte, la participación porcentual del Ministerio de la Cultura y de sus Entes Adscritos, en el total de la asignación para las **Acciones Centralizadas**, es del 13% y 87%, respectivamente.

Metas

Para el ejercicio fiscal 2006, el Ministerio de la Cultura prevé alcanzar las siguientes metas: La Licenciatura en Educación "Mención Desarrollo Cultural" a nivel nacional; Una Red de Redes en Defensa de la Humanidad, conformada a nivel mundial por intelectuales y artistas; Una Editorial para escritores venezolanos editados e inéditos; Una Villa que apoye a los productores venezolanos independientes; Beneficios sociales para 2.260 Trabajadores del Ministerio de la Cultura y Entes Adscritos y 35.000 mts cuadrados de l construcción de la Galería de Arte Nacional y Teatro del Oeste terminadas.

Consejo Nacional de la Cultura (CONAC)

Misión

Coordinar la gestión y administración cultural autónoma pública para convertirla en factor indispensable y coadyuvante de la formación ciudadana integral de la población, sin discriminaciones mediante una organización orientada a estimular la creatividad, mayor productividad a fomentar y democratizar los bienes y servicios culturales para construir una mejor calidad de vida individual y comunitaria.

Visión

Ser la institución rectora autónoma en materia de politica de gestión y administración cultural pública dirigida al desarrollo integral del ser humano y de la Nación, al fomento, conservación y preservación del patrimonio e infraestructura cultural y de la memoria e identidad venezolana como factores sustantivos de soberanía nacional.

Centro Nacional Autónomo de Cinematografía (CNAC)

Misión

Estimular la consolidación y desarrollo sustentable de la industria audiovisual venezolana, para alcanzar una producción continua de calidad competitiva, tomando en cuenta su preservación, el enriquecimiento de la expresión artística cultural, así como la defensa de los derechos del espectador.

Visión

Ser un organismo autónomo, rector de políticas, estimulador de los procesos de la industria audiovisual venezolana, liderizando su transición hacia nuevas fuentes de financiamiento, nuevos mercados y medios de comercialización, nuevos soportes tecnológicos y mecanismos de promoción contando para ello con una organización moderna y eficiente y un equipo humano de alto nivel de profesionalización y motivación.

Centro Nacional del Libro (CENAL)

Misión

Es una institución pública, cuyos fines se circunscriben a la planificación, el fomento, la protección y el estímulo al libro y la lectura y sentar las bases para promover el desarrollo del sector editorial y gráfico venezolano, propiciador y de las mejores condiciones de la edición, la producción, la impresión, la comercialización la distribución y la circulación del libro, nacional y a futuro internacionalmente.

Visión

Cumplir satisfactoriamente en el ámbito nacional, las funciones que le asigna la Ley del Libro como ente propiciador y rector de políticas públicas adecuadas para el fomento del libro y la lectura. Los estímulos buscan que la industria del libro se convierta no sólo en fuente importante de cultura sino también en generadora de ingresos para la población. El CENAL aspira además, a que ésta esté constituida por una importante mayoría de lectores y en capacidad de ejercer plenamente su ciudadanía.

Compañía Nacional de Teatro

Misión

Difundir el teatro realizando obras de más alta calidad, para dar a conocer el arte teatral y lograr complementar la cultura y la educación integral del venezolano.

Visión

Ser una institución que brinde apoyo a los creadores de reconocida calidad artística a través de la difusión de sus obras y educar a futuros profesionales para lograr una acción teatral que entretenga y eduque al público venezolano, para ello mantendremos un recurso humano que trabaje en forma eficaz, integral y en armonía.

Fundación Biblioteca Ayacucho

Misión

Ampliar la presencia de la cultura intelectual latinoamericana en la actividad editorial de la Biblioteca Ayacucho y consolidar el soporte institucional que asegure el cumplimiento del proceso editorial que garantice la preservación, distribución, difusión y diseminación de la memoria de la cultura latinoamericana.

Visión

Consolidar a la Biblioteca Ayacucho como el monumento editorial de la cultura intelectual latinoamericana a fin de asegurar a las presentes y futuras generaciones la conservación de la memoria de todas las manifestaciones de la cultura.

Fundación Casa del Artista

Misión

Pertenece al sistema socio-cultural venezolano y está destinada a preservar las condiciones profesionales, técnicas y humanas del artista, alcanzando niveles de excelencia y calidad, en la programación a realizar en todos los espacios y en le desarrollo de procesos de aprendizaje y formación, que abarcan las distintas áreas y disciplinas fundamentales del quehacer artístico; así como en la administración del hecho cultural.

Visión

Pretende consolidarse como organismo formal de la economía nacional, capaz de garantizar las condiciones de integralidad humana del artista, proporcionando los beneficios y servicios requeridos que satisfagan de bienestar y responsabilidad social de los mismos.

Fundación Centro de Estudios Latinoamericanos "Rómulo Gallegos" (CELARG)

Misión

Producir conocimientos acerca de la cultura Latinoamericana y del Caribe que apoyen acciones de formación, consultoría y difusión, según patrones de la máxima calidad humanística y científica, a fin de apoyar procesos de integración que amplíen y aseguren rendimientos sociales culturales óptimos, así como la búsqueda de la integración Latinoamericana y del Caribe a través de la cultura.

Visión

Ser un centro de producción y de pensamiento crítico acerca de las manifestaciones socioculturales y de aplicación de dichos resultados a los procesos de integración de Latinoamérica y del Caribe.

Fundación Centro Nacional de Fotografía de Venezuela (FUNDACENAFV)

Misión

Es una Institución dedicada exclusivamente al hecho fotográfico, constituyendo un espacio para la articulación de la actividad fotográfica, destinada a fomentar, promover y desarrollar la investigación, el registro, la difusión, la promoción y la preservación de la fotografía a través de programas que contribuyan a su evolución e impulso en todo el país.

Visión

Se constituirá en una referencia nacional para la fotografía, trabajando en red con las iniciativas públicas y privadas, prestando asesoramiento técnico sobre la materia de su especialidad y, en general, participando en cualquier otra actividad vinculada con su objeto, tanto en el ámbito nacional como internacional.

Fundación Cinemateca Nacional

Misión

Difundir las artes cinematográficas nacionales e internacionales de todos los tiempos, a la población del país, para convertir este conocimiento en un coadyuvante del proceso educativo que fortalezca valores y desarrollos potenciales y creativos y expresivos en el ser humano, propiciando su participación efectiva en el desarrollo económico y social nacional así como incrementar y preservar el acervo filmográfico nacional y fomentar la investigación, documentación y docencia de la actividad cinematográfica en el país.

Visión

Constituirse en el más importante centro de difusión y extensión de la cultura cinematográfica para nuestra población, en particular la más joven, utilizando todas las posibilidades que ofrece la tecnología de los medios de comunicación masiva, para promover el acceso a la cultura cinematográfica internacional y nacional a todos los estratos sociales en nuestro país, con la finalidad de ampliar el consumo del saber cinematográfico como un instrumento dirigido al desarrollo integral del ciudadano venezolano.

Fundación de Etnomusicología y Folklore

Misión

Valorar, proteger y reivindicar la artesanía, etnomúsica y tradiciones populares a través de la conservación, investigación, rescate documental, promoción, difusión permanente y acciones profundas y sistemáticas como parte importante del patrimonio cultural del país.

Visión

Fortalecer los valores culturales, locales, regionales y nacionales, con el fin de preservar, a través del tiempo, la memoria cultural del país.

Fundación Kula-Mare del Libro Venezolano

Misión

Promocionar y comercializar los libros venezolanos, de América Latina y del Caribe, creando un mercado propicio para la producción editorial nacional y regional, a través de su red de librerías, para contribuir al desarrollo integral del país, posibilitando el acceso de las comunidades a las ideas y conocimientos que se generan en el territorio nacional y en el continente, y que enriquecen el acervo cognoscitivo y simbólico de la sociedad venezolana.

Contribuir al desarrollo cultural del venezolano y a la proyección de la obra creadora de nuestros autores, a través de la edición, distribución y venta de productos editoriales en Venezuela y en el exterior.

Visión

Ocupar una posición estratégica en las áreas de distribución y venta de libros venezolanos con posibilidades de cubrir de manera prioritaria, el mercado nacional y mercados especializados de América Latina y el Caribe. Así mismo, actuar como puente para la colocación, en los mercados nacionales, de fondos editoriales especializados de América Latina y el Caribe, ejerciendo una acción significativa en relación con las políticas de integración cultural formuladas por los países de la región. A través de su red de librerías, crear espacios de ciudadanía para la participación activa de las comunidades en el desarrollo y crecimiento cultural de su entorno, contribuyendo en ello al fortalecimiento de su conciencia participativa y democrática.

Fundación La Casa de Bello

Misión

Promover actividades de diferentes áreas literarias, abriendo espacios a un enfoque cultural amplio donde intervienen diferentes factores relacionados con programas, eventos y expansión de las siguientes áreas: Poesía, Literatura Infantil, Ensayo, Dramaturgia, Literatura Oral, Literatura Indígena, Historia Regional.

Visión

Contribuir, desarrollar y facilitar un modelo de gestión que estimule el acercamiento de la sociedad a la literatura y sus diferentes áreas en todos sus alcances. Su patrimonio estará destinado a un fin de utilidad general, como es el auspicio de actividades literarias, artísticas, científicas y docentes. Las Cátedras de Andrés Bello y Estudios Lingüísticos, tendrán como objetivo principal promover la investigación científica en el campo de las humanidades, especialmente en el conocimiento de las obras de Don Andrés Bello y el estudio de la lengua como identidad nacional.

Fundación Museos Nacionales

Misión

Promoción, difusión, conservación y valoración de las creaciones artísticas, tanto las de origen autóctono, como las pertenecientes al ámbito de la cultura y del conocimiento universal, así como del conocimiento científico para el desarrollo intelectual y espiritual del pueblo venezolano

Visión

Ser artífice de masificación de la promoción y valoración de las Artes y la Imagen y el Espacio para que mayor número de venezolanos, tengan acceso al conocimiento y la producción artística.

Fundación Orquesta Filarmónica Nacional

Misión

Fortalecer la identidad musical nacional, además de enaltecer y difundir la obra musical, docente y ciudadana del Maestro Vicente Emilio Sojo. Así como; ejecutar con alto grado de excelencia la música sinfónica universal para que sea escuchada por los más diversos públicos.

Visión

Consolidarnos como una identidad musical inserta en la vida nacional y definida como una organización con capacidad para desarrollar proyectos artísticos interdisciplinarios, que involucren un gran número de músicos y artistas en general para conformar grupos diversos que ejecuten un amplio y variado repertorio musical, tomando en consideración su época, origen y estilo, que puedan ser difundidos a una gran variedad de audiencias y haciendo énfasis en la difusión de la música venezolana.

Fundación Poliedro de Caracas

Misión

Organizar, presentar y producir actividades que promuevan e impulsen en todas sus expresiones la creatividad y la democratización de los bienes y servicios culturales, como un aporte al desarrollo integral del equipo de trabajo de la Fundación Poliedro de Caracas y de la sociedad en general, garantizando la participación de la comunidad e instituciones públicas y privadas, mediante una labor altamente comprometida con una gestión estratégica efectiva.

Visión

Ser la ciudad cultural de Venezuela, reconocida nacional e internacionalmente por la variedad y calidad de su oferta cultural, contribuyendo al desarrollo integral de una sociedad solidaria, armónica, equitativa y humana.

Fundación Teatro "Teresa Carreño"

Misión

Difundir y promocionar los valores inherentes a estas artes. Su programación reflejará la diversidad cultural de Venezuela y presentará la riqueza de la cultura universal. Respetará y apoyará a los artistas y promotores, a los empleados, técnicos y colaboradores, y especialmente al público; de igual modo propiciará parámetros y niveles de excelencia en la programación y en la producción de sus áreas artísticas, educativas y de extensión cultural.

Visión

Consolidarse como Complejo Cultural de referencia nacional e internacional, al igual que las mejores organizaciones culturales del mundo, gracias a la estructuración diversificada de la programación de espectáculos y eventos; apoyando la realización de proyectos de extensión cultural y educativa; que fomenten la comprensión y el desarrollo de las capacidades intelectuales y artísticas de creadores y productores.

Fundación Vicente Emilio Sojo (FUNVES)

Misión

La integración latinoamericana a través del estudio y difusión de la obra musical de los autores y compositores venezolanos y de América Latina, haciendo énfasis en la vida y obra del Maestro Vicente Emilio Sojo y de los grandes valores de Venezuela y Latinoamérica, de tal manera que sus obras sean divulgadas y estén disponibles al público en general, en especial a los sectores populares de menores recursos económicos.

Visión

Rescatar las obras musicales de los autores y compositores venezolanos y latinoamericanos, mediante la investigación y localización de manuscritos, propiciando su divulgación a través de las publicaciones, programas radiales y el funcionamiento de un Centro de Documentación actualizado.

Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas (IABN)

Misión

Coordinar, asistir y normar el Sistema Nacional de Bibliotecas e Información; recopilar, organizar, preservar y difundir el acervo bibliográfico, no bibliográfico y audiovisual que registra la memoria nacional y la información universal relevante, a objeto de facilitar a toda la población el acceso universal a la información, de apoyar la investigación, la generación del conocimiento y la atención de las necesidades de información, conocimiento, educación, recreación y cultura, contribuyendo así a la formación de ciudadanos creativos, críticos, participativos y comprometidos con el desarrollo productivo y democrático del país.

Visión

Ser el organismo del Estado, líder en la normalización y aplicación de las políticas y documentación que vela por el desarrollo de sus servicios con una plataforma estructural funcional tecnológica eficiente; que fomenta la integración, interrelación, intercambio y divulgación entre los entes de información y documentación y el desarrollo y consolidación de esos servicios; respaldada por un personal altamente capacitado, con una sólida formación en las áreas de sus competencias; capaz de desarrollar estrategias de financiamiento; promotor de la creatividad humana y de la formación de un ciudadano soberano, lector, crítico, selectivo, informado, libre y productivo como agente de desarrollo personal y cambio social.

Instituto de la Imagen y el Espacio

Misión

Es el organismo responsable de estimular y proteger el desarrollo de las Artes de la Imagen y el Espacio, especialmente los procesos de investigación, formación, producción, promoción y difusión, el fomento de la protección y el disfrute de los bienes y servicios culturales destinados a la satisfacción de las necesidades del pueblo venezolano en todo el territorio nacional, así como la organización de eventos nacionales e internacionales referidos a las Artes de la Imagen y el Espacio. Promoción de la construcción y mantenimiento de las edificaciones dedicadas a las Artes de la Imagen y el Espacio.

Visión

Aspira ser la instancia rectora de una acción concertada, coordinada y complementaria de los entes y dependencias públicas que desarrollan actividad en los campos de las artes visuales, el diseño, la fotografía, la artesanía, la arquitectura y manifestaciones afines, en coherencia con, los lineamientos y políticas formuladas por el Ministerio de la Cultura, referida a los entes de la Imagen y el Espacio

Instituto de las Artes Escénicas y Musicales:

Misión

Garantizar a toda la población el disfrute y la creación de bienes culturales de las artes escénicas y musicales mediante la democratización, desconcentración y descentralización de la acción del estado, para promover y fortalecer la inclusión y la participación protagónica y corresponsable del pueblo.

Visión

Ser el organismo promotor, coordinador y ejecutor de las políticas y estrategias del estado en las artes escénicas y musicales, para garantizar el disfrute y creación de bienes culturales que eleven la calidad de vida de los ciudadanos.

Instituto del Patrimonio Cultural (IPC)

Misiòn

Dictar y hacer cumplir las políticas, lineamientos y directrices para la Protección Integral del Patrimonio Cultural, garantizando su transmisión para el uso y disfrute de las generaciones presentes y futuras, mediante la participación, coordinación y concertación social e institucional.

Visiòn

Ser la institución nacional de obligada referencia en el conocimiento, protección y puesta en uso social del Patrimonio Cultural. Con una organización abierta, flexible, transdisciplinaria e innovadora y un personal comprometido de alta competencia, que permita la coordinación y concertación necesarias para la atención integral del Patrimonio Cultural.

Instituto Universitario de Danza (IUDANZA)

Misión

Formar al más alto nivel académico y artístico los recursos humanos que requiere la danza escénica, apoyados por un calificado equipo docente de reconocida calidad y diversidad profesional, con el fin de desarrollar procesos de formación, investigación, creación, animación, extensión y producción que permitan la proyección de esta disciplina como manifestación estética de relevante presencia en el medio cultural nacional e internacional.

Visión

Ser la institución de formación académica universitaria en danza más importante de América Latina producto de su perfil amplio, ecléctico e integral; apoyada en la reconocida calidad y profesionalismo del cuerpo docente que la integra, con el propósito de hacer del arte del movimiento en todas sus manifestaciones escénicas una actividad profesional que contribuya al enriquecimiento sociocultural de la sociedad venezolana, exaltando sus más altos valores como expresión artística del género humano.

Instituto Universitario de Estudios Musicales (IUDEM)

Misión

Formar profesionales universitarios en el campo de la música, capaces de desempeñarse en el ámbito nacional e internacional, comprometidos con el desarrollo cultural, educativo, social, político territorial y ambiental del país y con los valores universales de la música como arte.

Visión

Ser el centro venezolano más reconocido de formación de profesionales universitarios de la música.

Instituto Universitario de Estudios Superiores de Artes Plásticas "Armando Reverón" (IUESAPAR)

Misión

Formar Licenciados en Artes Plásticas, con una visión integral de la cultura, que actúen a partir del estímulo y valoración de las potencialidades creadoras, para que sean capaces de desarrollar conocimientos sobre y desde el arte, producir obras en sus más diversas manifestaciones y promover y difundir el quehacer artístico local, nacional e internacional.

Visión

Ser una institución educativa de nivel superior que se oriente hacia la formación de artistas plásticos capacitados para la expresión plástico-visual de su mundo, para reflexionar sobre sí mismo y el entorno, con conciencia social, creadora y crítica.

Instituto Universitario de Teatro (IUDET)

Misión

Formar un profesional integral de teatro como generador de conciencia y cultura, mediante una formación del artista con excelencia académica y compromiso social, es una institución líder en la formación con excelencia de un profesional capaz de transformar la realidad teatral, con apertura a diversas corrientes estéticas, entendiendo al teatro en su calidad central de arte escénica y en su condición de servicio público y social, creador de cultura.

Visión

Llegar a ser la institución nacional universitaria líder en la formación, investigación y documentación de las artes escénicas, generadora de proyectos de creación, capaz de satisfacer las necesidades de estudiantes, organismos empleadores y comunidad local, nacional e internacional, mediante la conformación de un equipo integrado y comprometido con los principios y valores de la organización. Consolidar una institución vinculada proactivamente con el entorno y capaz de transformarlo. Mantener relaciones continuas de intercambio en el ámbito nacional e internacional con organismos homólogos, a fin de garantizar el acceso permanente al conocimiento, la optimización, la innovación y la excelencia.

Monte Ávila Editores Latinoamericana, C.A.

Misión

Contribuir al desarrollo cultural del venezolano y a la proyección de la obra creadora de nuestros autores, a través de la edición, distribución y venta de productos editoriales en Venezuela y en el exterior.

Visión

Ser una empresa editorial rentable y competitiva, orientada al desarrollo sociocultural del país.

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
460007000	Misión cultura	Grado	1	18.000.000.000			18.000.000.000
460008000	Red de defensa de la humanidad	Red social	1	600.000.000			600.000.000
460009000	Editorial de Cultura el Perro y la Rana	Título	1.048	10.902.000.000			10.902.000.000
460010000	Plan de Bienestar Laboral	Beneficio social	2.260	2.112.000.000			2.112.000.000
460011000	Infraestructuras Culturales	Metro cuadrado	35.000	10.000.000.000			10.000.000.000
460012000	Villa del Cine	Post producción	327	18.140.000.000			18.140.000.000
460013000	Transferencias para financiar proyectos del Instituto Autónomo Biblioteca Nacional	Bolívares	22.527.534.755	22.527.534.755			22.527.534.755
460014000	Transferencias para financiar los proyectos del Consejo Nacional de la Cultura	Bolívares	60.221.900.000	60.221.900.000			60.221.900.000
460015000	Transferencias para financiar los proyectos del Instituto Universitario de Estudios Musicales	Bolívares	2.680.000.000	2.680.000.000			2.680.000.000
460016000	Transferencias para financiar los proyectos del Instituto Universitario de Teatro	Bolívares	4.000.000.000	4.000.000.000			4.000.000.000
460017000	Transferencias para financiar los proyectos del Instituto de Patrimonio Cultural	Bolívares	21.849.235.000	21.849.235.000			21.849.235.000
460018000	Transferencias para financiar los proyectos del Instituto Universitario de Artes Plásticas Armando Reverón	Bolívares	2.400.000.000	2.400.000.000			2.400.000.000
460019000	Transferencias para financiar los proyectos de la Compañía Nacional de Teatro	Bolívares	600.000.000	600.000.000			600.000.000
460020000	Transferencias para financiar los proyectos de la Fundación Orquesta Filarmónica Nacional	Bolívares	1.663.461.244	1.663.461.244			1.663.461.244
460021000	Transferencias para financiar los proyectos del Instituto Universitario de Danza	Bolívares	2.301.062.851	2.301.062.851			2.301.062.851
460022000	Transferencias para financiar los proyectos de la						2.452.139.221

	Concepto	Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	Presupuesto 2006
	Fundación Biblioteca Ayacucho	Bolívares	2.452.139.221	2.452.139.221			

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
460023000	Transferencias para Financiar los Proyectos de la Fundación La Casa De Bello	Bolívares	1.600.800.000	1.600.800.000			1.600.800.000
460024000	Transferencias para financiar los proyectos de la Fundación Vicente Emilio Sojo	Bolívares	443.528.280	443.528.280			443.528.280
460025000	Transferencias para financiar los proyectos de la Fundación Teresa Carreño	Bolívares	10.424.428.118	10.424.428.118			10.424.428.118
460026000	Transferencias para financiar los proyectos de la Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos	Bolívares	2.005.011.026	2.005.011.026			2.005.011.026
460027000	Transferencias para Financiar los proyectos de la Fundación Kuai- Mare del Libro Venezolano	Bolívares	7.178.301.657	7.178.301.657			7.178.301.657
460028000	Transferencias para Financiar los Proyectos de la Fundación Casa del Artista	Bolívares	562.311.206	562.311.206			562.311.206
460029000	Transferencias para financiar los proyectos de la Fundación de Etnomusicología y Folklore	Bolívares	8.933.800.000	8.933.800.000			8.933.800.000
460030000	Transferencias para financiar los proyectos de la Fundación Cinemateca Nacional	Bolívares	9.313.500.000	9.313.500.000			9.313.500.000
460031000	Transferencias para financiar los proyectos de la Fundación Poliedro de Caracas	Bolívares	4.200.000.000	4.200.000.000			4.200.000.000
460032000	Transferencias para financiar los proyectos del Centro Nacional Autónomo de Cinematografía	Bolívares	9.354.000.000	9.354.000.000			9.354.000.000
460033000	Transferencias para financiar los proyectos del Centro Nacional del Libro	Bolívares	13.159.739.009	13.159.739.009			13.159.739.009
460034000	Transferencias para financiar los proyectos de Monte Ávila Editores C.A.	Bolívares	4.337.103.518	4.337.103.518			4.337.103.518

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
460035000	Transferencias para Financiar los proyectos de la Fundación Centro Nacional de la Fotografía de Venezuela	Bolívares	589.200.000	589.200.000			589.200.000
460036000	Transferencias para financiar los proyectos de la Fundación Museos Nacionales	Bolívares	25.806.669.765	25.806.669.765			25.806.669.765
460037000	Transferencias para financiar los proyectos del Instituto de Artes Escénicas y Musicales	Bolívares	46.550.755.979	46.550.755.979			46.550.755.979
460038000	Transferencias para financiar los proyectos del Instituto de Las Artes de la Imagen y el Espacio	Bolívares	18.304.130.328	18.304.130.328			18.304.130.328
	TOTAL			343.212.611.957			343.212.611.957

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
460001000	Dirección y coordinación de los gastos de los trabajadores	5.170.126.047			5.170.126.047
460002000	Gestión administrativa	106.361.361.996			106.361.361.996
	TOTAL	111.531.488.043			111.531.488.043

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal fijo a tiempo completo	**116**	**1.045.938.156**
- Directivo	35	497.266.596
- Profesional y técnico	50	355.738.092
- Personal administrativo	28	163.569.612
- Obrero	3	29.363.856
Personal contratado	**828**	**11.409.182.016**
- Profesional y técnico	668	10.369.376.807
- Personal administrativo	149	981.433.369
- Obrero	11	58.371.840
TOTAL	944	12.455.120.172

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de personal	27.102.850.498			27.102.850.498
4.02	Materiales, suministros y mercancías	7.387.166.025			7.387.166.025
4.03	Servicios no personales	34.019.918.059			34.019.918.059
4.04	Activos reales	5.563.665.418			5.563.665.418
4.07	Transferencias y donaciones	380.670.500.000			380.670.500.000
	TOTAL	454.744.100.000			454.744.100.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y donaciones	380.250.000.000			380.250.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	380.250.000.000			380.250.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	380.250.000.000			380.250.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	380.250.000.000			380.250.000.000
	- A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas	41.200.400.000			41.200.400.000
	- A0012 Consejo Nacional de la Cultura (CONAC)	80.101.800.000			80.101.800.000
	- A0062 Instituto Universitario de Estudios Musicales	4.500.000.000			4.500.000.000
	- A0149 Instituto Universitario de Teatro	6.179.400.000			6.179.400.000
	- A0150 Instituto del Patrimonio Cultural	26.845.335.000			26.845.335.000
	- A0151 Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón	4.565.400.000			4.565.400.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Otros Ingresos Extraordinarios	
	- A0158 Compañía Nacional de Teatro	1.100.000.000			1.100.000.000
	- A0161 Fundación Orquesta Filarmónica Nacional	3.511.301.644			3.511.301.644
	- A0187 Instituto Universitario de Danza	3.499.962.851			3.499.962.851
	- A0301 Fundación Biblioteca Ayacucho	3.417.039.221			3.417.039.221
	- A0342 Fundación La Casa de Bello	2.142.800.000			2.142.800.000
	- A0371 Fundación Vicente Emilio Sojo	732.628.280			732.628.280
	- A0372 Fundación Teresa Carreño	14.034.217.985			14.034.217.985
	- A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos	3.971.211.026			3.971.211.026
	- A0374 Fundación Kuai-Mare del Libro Venezolano	8.282.301.657			8.282.301.657
	- A0375 Fundación Casa del Artista	1.125.111.206			1.125.111.206
	- A0378 Fundación de Etnomüsicología y Folklore	9.980.900.000			9.980.900.000
	- A0390 Fundación Cinemateca Nacional	11.066.300.000			11.066.300.000
	- A0413 Fundación Poliedro de Caracas	7.200.000.000			7.200.000.000
	- A0417 Fundación Centro Nacional de la Fotografía de Venezuela	983.800.000			983.800.000
	- A0424 Fundación Museos Nacionales	33.432.569.765			33.432.569.765
	- A0821 Centro Nacional Autónomo de Cinematografía (CNAC)	11.261.100.000			11.261.100.000
	- A0829 Centro Nacional del Libro (CNL)	14.394.739.009			14.394.739.009
	- A0838 MonteAvila Editores Latinoamericana, C.A.	5.810.903.518			5.810.903.518
	- A0948 Instituto de Artes Escénicas y Musicales	59.518.848.510			59.518.848.510
	- A0949 Instituto de las Artes de la Imagen y el Espacio	21.391.930.328			21.391.930.328

Proyecto: Misión cultura
Unidad de medida: Grado
Cantidad 1
Asignación presupuestaria: 18.000.000.000
Área estratégica: Equilibrio social
Objetivo estratégico: Avanzar en la conformación de la nueva estructura social
Objetivos específicos: Implantar un modelo educativo para construir cultura e identidad nacional
Resultado: Licenciatura en educación mención desarrollo cultural

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	10.270.623.739				10.270.623.739
4.02	Materiales, suministros y mercancías	2.607.600.000				2.607.600.000
4.03	Servicios no personales	3.380.776.261				3.380.776.261
4.04	Activos reales	1.391.000.000				1.391.000.000
4.07	Transferencias y donaciones	350.000.000				350.000.000
	TOTAL	18.000.000.000				18.000.000.000

Proyecto:	Red de defensa de la humanidad
Unidad de medida:	Red Social
Cantidad	1
Asignación presupuestaria:	600.000.000
Área estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de la nueva estructura social
Objetivos específicos:	consolidar una red de redes de artistas e intelectuales en defensa de la humanidad en venezuela
Resultado:	red de redes en defensa de la humanidad consolidada

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	26.400.000				26.400.000
4.02	Materiales, suministros y mercancías	26.000.000				26.000.000
4.03	Servicios no personales	547.600.000				547.600.000
	TOTAL	600.000.000				600.000.000

Proyecto: Editorial de cultura el perro y la rana

Unidad de medida: Titulo

Cantidad 1.048

Asignación presupuestaria: 10.902.000.000

Área estratégica: Equilibrio social

Objetivo estratégico: Avanzar en la conformación de la nueva estructura social.

Objetivos específicos: Impulsar la producción masiva de libros y revistas de calidad y bajo costo que permitan la inclusión sistemática de las mayorías de los escritores venezolanos editados e inéditos.

Resultado: Publicaciones de escritores venezolanos editados e inéditos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	3.041.694.497				3.041.694.497
4.02	Materiales, suministros y mercancías	806.418.070				806.418.070
4.03	Servicios no personales	6.401.627.399				6.401.627.399
4.04	Activos reales	652.260.034				652.260.034
	TOTAL	10.902.000.000				10.902.000.000

Proyecto:	Plan de bienestar laboral
Unidad de medida:	Beneficio social
Cantidad	2.260
Asignación presupuestaria:	2.112.000.000
Área estratégica:	Equilibrio social
Objetivo estratégico:	Acelerar la creación de la nueva institucionalidad del aparato del estado.
Objetivos especificos:	Implementar beneficios sociales y recreacionales para goce y disfrute de todos los trabajadores del sector cultura.
Resultado:	trabajadores del Ministerio de la Cultura y organismos adscritos con beneficios sociales y recreacionales operativos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	630.621.168				630.621.168
4.02	Materiales, suministros y mercancías	896.373.355				896.373.355
4.03	Servicios no personales	421.559.486				421.559.486
4.04	Activos reales	163.445.991				163.445.991
	TOTAL	2.112.000.000				2.112.000.000

Proyecto: Infraestructuras culturales

Unidad de medida: Metro cuadrado

Cantidad 35.000

Asignación presupuestaria: 10.000.000.000

Área estratégica: Equilibrio Social

Objetivo estratégico: Avanzar en la conformación de la nueva estructura social.

Objetivos específicos: Terminar las construcciones de las sedes de la Galería de Arte Nacional y del Teatro de Oeste.

Resultado: Construcciones de la GAN y Teatro del Oeste terminadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	554.320.000				554.320.000
4.03	Servicios no personales	9.445.680.000				9.445.680.000
	TOTAL	10.000.000.000				10.000.000.000

Proyecto: Villa del Cine

Unidad de medida: Post Producción

Cantidad 327

Asignación presupuestaria: 18.140.000.000

Área estratégica: Equilibrio social

Objetivo estratégico: Articular y optimizar la nueva estrategia comunicacional

objetivos especificos: Operacionalizar el centro de producción Villa del Cine para la difusión de la industria cinematográfica y audiovisual nacional independiente

Resultado: largometrajes, series y documentales nacionales producidos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de personal	7.409.065.047				7.409.065.047
4.02	Materiales, suministros y mercancías	2.273.954.600				2.273.954.600
4.03	Servicios no personales	5.886.674.913				5.886.674.913
4.04	Activos reales	2.559.805.440				2.559.805.440
4.07	Transferencias y donaciones	10.500.000				10.500.000
	TOTAL	18.140.000.000				18.140.000.000

Proyecto:	Transferencias para financiar proyectos del Instituto Autónomo Biblioteca Nacional
Unidad de medida:	Transferencia
Cantidad	22.527.534.755
Asignación presupuestaria:	22.527.534.755
Area estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	Transferir recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	22.527.534.755				22.527.534.755
	TOTAL	22.527.534.755				22.527.534.755

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	22.527.534.755				22.527.534.755
4.07.01.00.00	Transferencias y donaciones corrientes internas	22.527.534.755				22.527.534.755
4.07.01.03.00	Transferencias corrientes internas al sector público	22.527.534.755				22.527.534.755
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	22.527.534.755				22.527.534.755
	- A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas	22.527.534.755				22.527.534.755

Proyecto:	Transferencias para financiar los proyectos del Consejo Nacional de la Cultura
Unidad de medida:	bolívares
Cantidad	60.221.900.000
Asignación presupuestaria:	60.221.900.000
Área estratégica:	Equilibrio Social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	Transferir recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	60.221.900.000				60.221.900.000
	TOTAL	60.221.900.000				60.221.900.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	60.221.900.000				60.221.900.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	60.221.900.000				60.221.900.000
4.07.01.03.00	Transferencias corrientes internas al sector público	60.221.900.000				60.221.900.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	60.221.900.000				60.221.900.000
	- A0012 Consejo Nacional de la Cultura (CONAC)	60.221.900.000				60.221.900.000

Proyecto:	Transferencias para financiar los proyectos del Instituto Universitario de Estudios Musicales
Unidad de medida:	Bolívares
Cantidad	2.680.000.000
Asignación presupuestaria:	2.680.000.000
Área estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	Transferir recursos financieros para la ejecución de proyectos
resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.680.000.000				2.680.000.000
	TOTAL	**2.680.000.000**				**2.680.000.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.680.000.000				2.680.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.680.000.000				2.680.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	2.680.000.000				2.680.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.680.000.000				2.680.000.000
	- A0062 Instituto Universitario de Estudios Musicales	2.680.000.000				2.680.000.000

Proyecto:	Transferencias para financiar los proyectos del Instituto Universitario de Teatro
Unidad de medida:	Bolívares
Cantidad	4.000.000.000
Asignación presupuestaria:	4.000.000.000
Área estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	Transferencias de recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	4.000.000.000				4.000.000.000
	TOTAL	4.000.000.000				4.000.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.000.000.000				4.000.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.000.000.000				4.000.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	4.000.000.000				4.000.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.000.000.000				4.000.000.000
	- A0149 Instituto Universitario de Teatro	4.000.000.000				4.000.000.000

Proyecto: Transferencias para financiar los proyectos del Instituto de Patrimonio Cultural

Unidad de medida: Bolívares

Cantidad 21.849.235.000

Asignación presupuestaria: 21.849.235.000

Ärea estratégica: Equilibrio Social

Objetivo estratégico: Avanzar en la conformación de una nueva estructura social

Objetivos específicos: Transferir recursos financieros para la ejecución de proyectos

Resultado: Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	21.849.235.000				21.849.235.000
	TOTAL	21.849.235.000				21.849.235.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	21.849.235.000				21.849.235.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	21.849.235.000				21.849.235.000
4.07.01.03.00	transferencias corrientes Internas al sector público	21.849.235.000				21.849.235.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	21.849.235.000				21.849.235.000
	- A0150 Instituto del Patrimonio Cultural	21.849.235.000				21.849.235.000

Proyecto: Transferencias para financiar los proyectos del Instituto Universitario de Artes Plásticas Armando Reverón

Unidad de medida: Bolívares

cantidad 2.400.000.000

Asignación presupuestaria: 2.400.000.000

Área estratégica: Equilibrio Social

Objetivo estratégico: Avanzar en la conformación de una nueva estructura social

Objetivos específicos: Transferir recursos financieros para la ejecución de proyectos

Resultado: Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.400.000.000				2.400.000.000
	TOTAL	2.400.000.000				2.400.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.400.000.000				2.400.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.400.000.000				2.400.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	2.400.000.000				2.400.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.400.000.000				2.400.000.000
	- A0151 Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón	2.400.000.000				2.400.000.000

Proyecto: Transferencias para financiar los proyectos de la Compañía Nacional de Teatro

Unidad de medida: Bolívares

Cantidad 600.000.000

Asignación presupuestaria: 600.000.000

Área estratégica: Equilibrio social

Objetivo estratégico: Avanzar en la conformación de una nueva estructura social

Objetivos específicos: Transferir recursos financieros para la ejecución de proyectos

Resultado: Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	600.000.000				600.000.000
	TOTAL	600.000.000				600.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	600.000.000				600.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	600.000.000				600.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	600.000.000				600.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	600.000.000				600.000.000
	- A0158 Compañía Nacional de Teatro	600.000.000				600.000.000

Proyecto: Transferencias para financiar los proyectos de la Fundación Orquesta Filarmónica Nacional

Unidad de medida: Bolívares

Cantidad 1.663.461.244

Asignación presupuestaria: 1.663.461.244

Área estratégica: Equilibrio social

Objetivo estratégico: Avanzar en la conformación de una nueva estructura social

Objetivos específicos: Transferir recursos financieros para la ejecución de proyectos

Resultado: Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.663.461.244				1.663.461.244
	TOTAL	1.663.461.244				1.663.461.244

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.663.461.244				1.663.461.244
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.663.461.244				1.663.461.244
4.07.01.03.00	Transferencias corrientes internas al sector público	1.663.461.244				1.663.461.244
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.663.461.244				1.663.461.244
	- A0161 Fundación Orquesta Filarmónica Nacional	1.663.461.244				1.663.461.244

Proyecto: Transferencias para financiar los proyectos del Instituto Universitario de Danza

Unidad de medida: Bolívares

Cantidad 2.301.062.851

Asignación presupuestaria: 2.301.062.851

Área estratégica: Equilibrio social

Objetivo estratégico: Avanzar en la conformación de una nueva estructura social

Objetivos específicos: Transferir recursos financieros para la ejecución de proyectos

Resultado: Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.301.062.851				2.301.062.851
	TOTAL	2.301.062.851				2.301.062.851

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.301.062.851				2.301.062.851
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.301.062.851				2.301.062.851
4.07.01.03.00	Transferencias corrientes internas al sector público	2.301.062.851				2.301.062.851
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.301.062.851				2.301.062.851
	- A0187 Instituto Universitario de Danza	2.301.062.851				2.301.062.851

Proyecto:	Transferencias para financiar los proyectos de la Fundación Biblioteca Ayacucho
Unidad de medida:	Bolívares
Cantidad	2.452.139.221
Asignación presupuestaria:	2.452.139.221
Área estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	Transferir recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.452.139.221				2.452.139.221
	TOTAL	**2.452.139.221**				**2.452.139.221**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.452.139.221				2.452.139.221
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.452.139.221				2.452.139.221
4.07.01.03.00	Transferencias corrientes internas al sector público	2.452.139.221				2.452.139.221
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.452.139.221				2.452.139.221
	- A0301 Fundación Biblioteca Ayacucho	2.452.139.221				2.452.139.221

Proyecto: Transferencias para financiar los proyectos de la FUNDACION LA CASA DE BELLO

Unidad de medida: Bolívares

Cantidad 1.600.800.000

Asignación presupuestaria: 1.600.800.000

Área estratégica: Equilibrio social

Objetivo estratégico: Avanzar en la conformación de una nueva estructura social

Objetivos específicos: Transferir recursos financieros para la ejecución de proyectos

Resultado: Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	1.600.800.000				1.600.800.000
	TOTAL	1.600.800.000				1.600.800.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	1.600.800.000				1.600.800.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.600.800.000				1.600.800.000
4.07.01.03.00	Transferencias corrientes internas al sector público	1.600.800.000				1.600.800.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	1.600.800.000				1.600.800.000
	- A0342 Fundación La Casa de Bello	1.600.800.000				1.600.800.000

Proyecto:	Transferencias para financiar los proyectos de la Fundación Vicente Emilio Sojo
Unidad de medida:	Bolívares
Cantidad	443.528.280
Asignación presupuestaria:	443.528.280
Area estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	Transferir recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	443.528.280				443.528.280
	TOTAL	443.528.280				443.528.280

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	443.528.280				443.528.280
4.07.01.00.00	Transferencias y donaciones corrientes internas	443.528.280				443.528.280
4.07.01.03.00	Transferencias corrientes internas al sector público	443.528.280				443.528.280
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	443.528.280				443.528.280
	- A0371 Fundación Vicente Emilio Sojo	443.528.280				443.528.280

Proyecto:	Transferencias para financiar los proyectos de la Fundación Teresa Carreño
Unidad de Medida:	bolívares
Cantidad	10.424.428.118
Asignación Presupuestaria:	10.424.428.118
Area Estratégica:	Equilibrio social
Objetivo Estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos Específicos:	Transferir recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	10.424.428.118				10.424.428.118
	TOTAL	10.424.428.118				10.424.428.118

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	10.424.428.118				10.424.428.118
4.07.01.00.00	Transferencias y donaciones corrientes internas	10.424.428.118				10.424.428.118
4.07.01.03.00	Transferencias corrientes internas al sector público	10.424.428.118				10.424.428.118
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	10.424.428.118				10.424.428.118
	- A0372 Fundación Teresa Carreño	10.424.428.118				10.424.428.118

Proyecto:	Transferencias para financiar los proyectos de la Fundación Centro de Estudios Latinoamericanos. Rómulo Gallegos
Unidad de medida:	Bolivares
Cantidad	2.005.011.026
Asignación presupuestaria:	2.005.011.026
Area estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos especificos:	Transferir recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	2.005.011.026				2.005.011.026
	TOTAL	2.005.011.026				2.005.011.026

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	2.005.011.026				2.005.011.026
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.005.011.026				2.005.011.026
4.07.01.03.00	Transferencias corrientes internas al sector público	2.005.011.026				2.005.011.026
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.005.011.026				2.005.011.026
	- A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos	2.005.011.026				2.005.011.026

Proyecto: Transferencias para financiar los proyectos de la Fundación Kuaimare del Libro Venezolano

Unidad de medida: Bolívares

cantidad 7.178.301.657

Asignación presupuestaria: 7.178.301.657

Área estratégica: Equilibrio Social

Objetivo estratégico: Avanzar en la conformación de una nueva estructura social

Objetivos específicos: Transferir recursos financieros para la ejecución de proyectos

Resultado: Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	7.178.301.657				7.178.301.657
	TOTAL	**7.178.301.657**				**7.178.301.657**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	7.178.301.657				7.178.301.657
4.07.01.00.00	Transferencias y donaciones corrientes internas	7.178.301.657				7.178.301.657
4.07.01.03.00	Transferencias corrientes internas al sector público	7.178.301.657				7.178.301.657
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	7.178.301.657				7.178.301.657
	- A0374 Fundación Kuai-Mare del Libro Venezolano	7.178.301.657				7.178.301.657

Proyecto:	Transferencias para financiar los proyectos de la Fundación Casa del Artista
Unidad de medida:	Bolívares
Cantidad	562.311.206
Asignación presupuestaria:	562.311.206
Área estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	transferir recursos financieros para la ejecución de proyectos
Resultado:	recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	562.311.206				562.311.206
	TOTAL	**562.311.206**				**562.311.206**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	562.311.206				562.311.206
4.07.01.00.00	Transferencias y donaciones corrientes internas	562.311.206				562.311.206
4.07.01.03.00	Transferencias corrientes internas al sector público	562.311.206				562.311.206
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	562.311.206				562.311.206
	- A0375 Fundación Casa del Artista	562.311.206				562.311.206

Proyecto:	Transferencias para financiar los proyectos de la Fundación de Etnomusicología y Folklore
Unidad de medida:	bolívares
Cantidad	8.933.800.000
Asignación presupuestaria:	8.933.800.000
Área estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	Transferir recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	8.933.800.000				8.933.800.000
	TOTAL	8.933.800.000				8.933.800.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	8.933.800.000				8.933.800.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	8.933.800.000				8.933.800.000
4.07.01.03.00	Transferencias corrientes internas al sector público	8.933.800.000				8.933.800.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	8.933.800.000				8.933.800.000
	- A0378 Fundación de Etnomusicología y Folklore	8.933.800.000				8.933.800.000

Proyecto:	Transferencias para financiar los proyectos de la fundación Cinemateca Nacional
Unidad de medida:	Bolívares
Cantidad	9.313.500.000
Asignación presupuestaria:	9.313.500.000
Área estratégica:	Equilibrio social
Objetivo estratégico:	avanzar en la conformación de una nueva estructura social
objetivos específicos:	transferir recursos financieros para la ejecución de proyectos
Resultado:	recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	9.313.500.000				9.313.500.000
	TOTAL	9.313.500.000				9.313.500.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	9.313.500.000				9.313.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	9.313.500.000				9.313.500.000
4.07.01.03.00	Transferencias corrientes internas al sector público	9.313.500.000				9.313.500.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	9.313.500.000				9.313.500.000
	- A0390 Fundación Cinemateca Nacional	9.313.500.000				9.313.500.000

Proyecto:	Transferencias para financiar los proyectos de la Fundación Poliedro de Caracas
Unidad de medida:	Bolívares
Cantidad	4.200.000.000
Asignación presupuestaria:	4.200.000.000
Área estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	Transferir recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	4.200.000.000				4.200.000.000
	TOTAL	4.200.000.000				4.200.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.200.000.000				4.200.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.200.000.000				4.200.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	4.200.000.000				4.200.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.200.000.000				4.200.000.000
	- A0413 Fundación Poliedro de Caracas	4.200.000.000				4.200.000.000

Proyecto:	Transferencias para financiar los proyectos del Centro Nacional Autónomo de Cinematografía
Unidad de medida:	Bolívares
Cantidad	9.354.000.000
Asignación presupuestaria:	9.354.000.000
Área estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	Transferir recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	9.354.000.000				9.354.000.000
	TOTAL	9.354.000.000				9.354.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	9.354.000.000				9.354.000.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	9.354.000.000				9.354.000.000
4.07.01.03.00	Transferencias corrientes internas al sector público	9.354.000.000				9.354.000.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	9.354.000.000				9.354.000.000
	- A0821 Centro Nacional Autónomo de Cinematografía (CNAC)	9.354.000.000				9.354.000.000

Proyecto: Transferencias para financiar los proyectos del Centro Nacional del Libro

Unidad de medida: Bolívares

Cantidad 13.159.739.009

Asignación presupuestaria: 13.159.739.009

Área estratégica: Equilibrio social

Objetivo estratégico: Avanzar en la conformación de una nueva estructura social

Objetivos específicos: Transferir recursos financieros para la ejecución de proyectos

Resultado: Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	13.159.739.009				13.159.739.009
	TOTAL	**13.159.739.009**				**13.159.739.009**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	13.159.739.009				13.159.739.009
4.07.01.00.00	Transferencias y donaciones corrientes internas	13.159.739.009				13.159.739.009
4.07.01.03.00	Transferencias corrientes internas al sector público	13.159.739.009				13.159.739.009
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	13.159.739.009				13.159.739.009
	- A0829 Centro Nacional del Libro (CNL)	13.159.739.009				13.159.739.009

Proyecto:	Transferencias para financiar los proyectos de Monte Ávila Editores C.A.
Unidad de medida:	Bolívares
Cantidad	4.337.103.518
Asignación presupuestaria:	4.337.103.518
Área estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	Transferir recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	4.337.103.518				4.337.103.518
	TOTAL	**4.337.103.518**				**4.337.103.518**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	4.337.103.518				4.337.103.518
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.337.103.518				4.337.103.518
4.07.01.03.00	Transferencias corrientes internas al sector público	4.337.103.518				4.337.103.518
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.337.103.518				4.337.103.518
	- A0838 Monte Avila Editores Latinoamericana, C. A.	4.337.103.518				4.337.103.518

Proyecto:	Transferencias para financiar los proyectos de la Fundación Centro Nacional de la Fotografía de Venezuela
Unidad de medida:	Bolívares
Cantidad	589.200.000
Asignación presupuestaria:	589.200.000
Área estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	Transferir recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	589.200.000				589.200.000
	TOTAL	589.200.000				589.200.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	589.200.000				589.200.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	589.200.000				589.200.000
4.07.01.03.00	Transferencias corrientes internas al sector público	589.200.000				589.200.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	589.200.000				589.200.000
	- A0417 Fundación Centro Nacional de la Fotografía de Venezuela	589.200.000				589.200.000

Proyecto: Transferencias para financiar los proyectos de la Fundación Museos Nacionales

Unidad de medida: Bolívares

Cantidad 25.806.669.765

Asignación presupuestaria: 25.806.669.765

Área estratégica: Equilibrio social

Objetivo estratégico: Avanzar en la conformación de una nueva estructura social

Objetivos específicos: Transferir recursos financieros para la ejecución de proyectos

Resultado: Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	25.806.669.765				25.806.669.765
	TOTAL	25.806.669.765				25.806.669.765

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	25.806.669.765				25.806.669.765
4.07.01.00.00	Transferencias y donaciones corrientes internas	25.806.669.765				25.806.669.765
4.07.01.03.00	Transferencias corrientes internas al sector público	25.806.669.765				25.806.669.765
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	25.806.669.765				25.806.669.765
	- A0424 Fundación Museos Nacionales	25.806.669.765				25.806.669.765

Proyecto:	Transferencias para financiar los proyectos del Instituto de Artes Escénicas Y Musicales
Unidad de medida:	Bolívares
Cantidad	46.550.755.979
Asignación presupuestaria:	46.550.755.979
Área estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	Transferir recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	46.550.755.979				46.550.755.979
	TOTAL	**46.550.755.979**				**46.550.755.979**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	46.550.755.979				46.550.755.979
4.07.01.00.00	Transferencias y donaciones corrientes internas	46.550.755.979				46.550.755.979
4.07.01.03.00	Transferencias corrientes internas al sector público	46.550.755.979				46.550.755.979
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	46.550.755.979				46.550.755.979
	- A0948 Instituto de Artes Escénicas y Musicales	46.550.755.979				46.550.755.979

Proyecto:	Transferencias para financiar los proyectos del instituto de las artes de la imagen y el espacio
Unidad de medida:	Bolívares
Cantidad	18.304.130.328
Asignación presupuestaria:	18.304.130.328
Área estratégica:	Equilibrio social
Objetivo estratégico:	Avanzar en la conformación de una nueva estructura social
Objetivos específicos:	Transferir recursos financieros para la ejecución de proyectos
Resultado:	Recursos financieros otorgados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y donaciones	18.304.130.328				18.304.130.328
	TOTAL	18.304.130.328				18.304.130.328

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	18.304.130.328				18.304.130.328
4.07.01.00.00	Transferencias y donaciones corrientes internas	18.304.130.328				18.304.130.328
4.07.01.03.00	Transferencias corrientes internas al sector público	18.304.130.328				18.304.130.328
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	18.304.130.328				18.304.130.328
	- A0949 Instituto de las Artes de la Imagen y el Espacio	18.304.130.328				18.304.130.328

ACCIÓN CENTRALIZADA: Dirección y coordinación de los gastos de los trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	5.170.126.047				5.170.126.047
	TOTAL	5.170.126.047				5.170.126.047

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, suministros y mercancías	776.820.000				776.820.000
4.03	Servicios no personales	7.936.000.000				7.936.000.000
4.04	Activos reales	797.153.953				797.153.953
4.07	Transferencias y donaciones	96.851.388.043				96.851.388.043
	TOTAL	106.361.361.996				106.361.361.996

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y donaciones	96.791.388.043				96.791.388.043
4.07.01.00.00	Transferencias y donaciones corrientes internas	96.791.388.043				96.791.388.043
4.07.01.03.00	Transferencias corrientes internas al sector público	96.791.388.043				96.791.388.043
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	96.791.388.043				96.791.388.043
4.07.01.03.02	- A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas	18.672.865.245				18.672.865.245
4.07.01.03.02	- A0012 Consejo Nacional de la Cultura (CONAC)	19.879.900.000				19.879.900.000
4.07.01.03.02	- A0062 Instituto Universitario de Estudios Musicales	1.820.000.000				1.820.000.000
4.07.01.03.02	- A0149 Instituto Universitario de Teatro	2.179.400.000				2.179.400.000
4.07.01.03.02	- A0150 Instituto del Patrimonio Cultural	4.996.100.000				4.996.100.000
4.07.01.03.02	- A0151 Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón	2.165.400.000				2.165.400.000
4.07.01.03.02	- A0158 Compañía Nacional de Teatro	500.000.000				500.000.000
4.07.01.03.02	- A0161 Fundación Orquesta Filarmónica Nacional	1.847.840.400				1.847.840.400
4.07.01.03.02	- A0187 Instituto Universitario de Danza	1.198.900.000				1.198.900.000
4.07.01.03.02	- A0301 Fundación Biblioteca Ayacucho	964.900.000				964.900.000
4.07.01.03.02	- A0342 Fundación La Casa de Bello	542.000.000				542.000.000
4.07.01.03.02	- A0371 Fundación Vicente Emilio Sojo	289.100.000				289.100.000
4.07.01.03.02	- A0372 Fundación Teresa Carreño	3.609.789.867				3.609.789.867
4.07.01.03.02	- A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos	1.966.200.000				1.966.200.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.01.03.02	- A0374 Fundación Kuai-Mare del Libro Venezolano	1.104.000.000				1.104.000.000
4.07.01.03.02	- A0375 Fundación Casa del Artista	562.800.000				562.800.000
4.07.01.03.02	- A0378 Fundación de Etnomusicología y Folklore	1.047.100.000				1.047.100.000
4.07.01.03.02	- A0390 Fundación Cinemateca Nacional	1.752.800.000				1.752.800.000
4.07.01.03.02	- A0413 Fundación Poliedro de Caracas	3.000.000.000				3.000.000.000
4.07.01.03.02	- A0417 Fundación Centro Nacional de la Fotografía de Venezuela	394.600.000				394.600.000
4.07.01.03.02	- A0424 Fundación Museos Nacionales	7.625.900.000				7.625.900.000
4.07.01.03.02	- A0821 Centro Nacional Autónomo de Cinematografía (CNAC)	1.907.100.000				1.907.100.000
4.07.01.03.02	- A0829 Centro Nacional del Libro (CNL)	1.235.000.000				1.235.000.000
4.07.01.03.02	- A0838 MonteAvila Editores Latinoamericana, C. A.	1.473.800.000				1.473.800.000
4.07.01.03.02	- A0948 Instituto de Artes Escénicas y Musicales	12.968.092.531				12.968.092.531
4.07.01.03.02	- A0949 Instituto de las Artes de la Imagen y el Espacio	3.087.800.000				3.087.800.000

Ministerio para la Vivienda y Habitat

MINISTERIO PARA LA VIVIENDA Y HABITAT

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio para la Vivienda y Hábitat, ejerce la rectoría del Sistema Nacional de Vivienda y Hábitat, tiene como rol estratégico, el establecimiento de políticas públicas en el ámbito nacional, regional y municipal, y de líneas para el desarrollo del sector de vivienda y hábitat, de seguimiento y monitoreo de la ejecución programática, física y financiera, así como la coordinación de todas las instancias organizativas y territoriales, mediante los aportes del Ejecutivo Nacional al Fondo de Aportes del Sector Público (FASP), en concordancia con lo establecido en la Ley del Régimen Prestacional de Vivienda y Hábitat.

Entre las principales atribuciones del Ministerio, destacan las siguientes:

- Establecimiento de las líneas maestras para la actuación del Sistema Nacional de Vivienda y Hábitat.
- Coordinador del Sistema Nacional de Vivienda y Hábitat y de los entes vinculados mediante el establecimiento de normas y demás instrumentos jurídicos que se requieran para el cumplimiento de los objetivos de la mencionada Ley.
- Planificador del Sistema Nacional de Vivienda y Hábitat, mediante la formulación, evaluación, seguimiento y control del Plan Nacional de Desarrollo en Vivienda y Hábitat de largo plazo, en concordancia con las líneas definidas para el sector y los lineamientos generales de desarrollo de la nación, definidos por el Ministerio de Planificación y Desarrollo.
- Desarrollo del Sistema Nacional de Vivienda y Hábitat, mediante el establecimiento de políticas de promoción e instrumentación.
- Comunicación e Información, mediante la formulación y evaluación de las políticas y estrategias que garanticen y promuevan la participación activa y protagónica de los usuarios; la definición de los lineamientos para el desarrollo de la Red de Información y Comunicación de Vivienda y Hábitat; y la definición y desarrollo en la red de los mecanismos de monitoreo y control de la producción y el consumo de vivienda y hábitat.
- Producción mediante la definición, evaluación, desarrollo, seguimiento y control de las políticas, normas y procedimientos para la construcción de servicios de infraestructura básica y de equipamiento urbano.
- Fiscalización, supervisión y control, mediante el monitoreo y evaluación de los diversos entes públicos, entes privados y usuarios del Sistema Nacional de Vivienda y Hábitat en materia de producción y consumo de vivienda.

En el sector de vivienda y hábitat, el norte se cifrará en la definición e implementación de una Política Habitacional adecuada a las necesidades reales de la población y el establecimiento de mecanismos de investigación e información sobre la asistencia habitacional, en función del desarrollo de proyectos establecidos que impulsen la ejecución de soluciones habitacionales, en procura de subsanar el déficit habitacional de la Nación, atendiendo particularmente a las familias de escasos recursos, para que puedan acceder a los planes que el Estado desarrolle en esta materia.

De igual manera, se diseñarán e implementarán normas operativas e instrumentos que garanticen resultados acertados en lo referente a la construcción, distribución y asignación de viviendas, coordinadamente con unidades ejecutoras nacionales, regionales y municipales, logrando así, una política de cobertura de los servicios a prestar por el Ministerio, expresados en las siguientes acciones:

- Adquisición, convenimiento de uso o urbanización de tierras, para el desarrollo de nuevas áreas residenciales en centros urbanos y rurales.
- Desarrollo de nuevas áreas residenciales en centros urbanos o asentamientos vinculados al medio rural, mediante la construcción de urbanismos completos o de crecimiento progresivo que cuenten con el equipamiento de la infraestructura de servicios e infraestructura comunitaria y la construcción de viviendas.
- Transformación integral de barrios urbanos, mediante el equipamiento urbano pertinente.
- Participación en proyectos de regularización de tierras en el medio urbano o rural.
- Participación en proyectos de transformación integral de asentamientos rurales, mediante el mejoramiento o rehabilitación de las viviendas y la implantación o mejoras de la infraestructura de servicios.
- Participación en proyectos de rehabilitación o de renovación integral, en áreas residenciales de desarrollo regular que presentan deterioro.
- Ampliación y mejoramiento de viviendas existentes e infraestructura comunitaria y de servicios.
- Acciones de carácter habitacional dirigidas a contribuir con la conservación del patrimonio histórico.
- Participación en la solución habitacional, dentro de los proyectos de atención integral a las comunidades indígenas.
- Desarrollo de conjuntos habitacionales colectivos de asistencia social tales como: hogares para los niños desprotegidos y alojamiento para adultos mayores.
- Atención habitacional para situaciones de contingencias y tratamiento correctivo o preventivo en zonas de riesgo.

Todas estas acciones, están orientadas a la satisfacción progresiva del derecho humano a la vivienda que ofrezca privilegios de acceso y seguridad de la tenencia de la tierra, adquisición, construcción, autoconstrucción, remodelación y ampliación de la vivienda, servicios básicos esenciales, urbanismo, habitabilidad y medios que permitan la propiedad de una vivienda digna para la población, dando prioridad a las familias de escasos recursos.

A su vez, se persiguen lograr asentamientos humanos más seguros, saludables, habitables, equitativos sostenibles y productivos; aprovechando sus potencialidades, para mejorar el nivel de su calidad y lograr el impulso de un desarrollo sostenible que permita combatir el deterioro de sus condiciones.

Para el Ejercicio Fiscal 2006, al Ministerio se le asignó una cuota de Bs. 1.310.484,3 millones, de la cual tiene previsto Bs. 310.024,8 millones para cubrir sus gastos de funcionamiento y los de sus entes adscritos, Bs. 312.356,6 millones para ejecutar proyectos habitacionales enmarcados dentro de los planes estratégicos del Ejecutivo Nacional; a su vez y de acuerdo a lo contemplado en las disposiciones transitorias de la Ley del Régimen Prestacional de Vivienda y Hábitat, estima Bs. 193.649,9 millones para ejecutar los proyectos de liquidación y supresión del Fondo Nacional de Desarrollo Urbano (FONDUR), Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR), Instituto Autónomo Consejo Nacional de la Vivienda (CONAVI) y el Instituto

Nacional de la Vivienda (INAVI) y Bs. 494.453,0 millones para la aplicación y ejecución de proyectos de asistencia del Sector Vivienda y Hábitat, provenientes del Fondo de Aporte del Sector Público (FASP).

Por otra parte, el Ministerio realizará a través del Banco Nacional de Vivienda y Hábitat (BANAVIH), otrora Banco de Ahorro y Préstamo (BANAP), la promoción y desarrollo del mercado de valores hipotecarios y la administración y canalización de recursos destinados fundamentalmente al financiamiento de planes y proyectos habitacionales. En este sentido para el año 2006 el BANAVIH, orientará la política presupuestaria a implementar estrategias que permitan cumplir con eficacia y eficiencia el papel encomendado por el Ejecutivo Nacional como banco de segundo piso de apoyo para la administración de fondos públicos al Ministerio para la Vivienda y Hábitat, por lo cual, dirigirá un esfuerzo importante hacia el desarrollo de su capacidad y consolidar el liderazgo dentro del Sistema de Financiamiento de Vivienda del País.

Bajo este contexto, el referido Banco manejará los principales Fondos relacionados con la Ley del Régimen Prestacional de Vivienda y Hábitat, como son: Fondo de Ahorro Obligatorio (FAO), Fondo de Garantías Hipotecarias (FGH), Fondo de Aportes del Sector Público (FASP), Fondo de Garantía (FONGAR) y Fondo de Rescate (FONRES), así como la administración de otros recursos de procedencia pública y privada.

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
470007000	Desarrollo e Implementación del Proceso de Planificación del Sistema Nacional de Vivienda y Hábitat	Sistema	1	2.250.000.000			2.250.000.000
470008000	Integración del Catastro Urbano al Sistema de Recursos de la Red de Información y Comunicación de Vivienda y Hábitat.	Plan	1	2.250.000.000			2.250.000.000
470009000	Atención Habitacional para Familias Damnificadas y en Situación de Riesgo	Familia Atendida	10.000	72.000.000.000			72.000.000.000
470010000	Desarrollo e Implantación de la Red de Información y Comunicación de Vivienda y Hábitat.	Persona	14.000.000	13.500.000.000			13.500.000.000
470011000	Transferencias para Financiar el Proyecto de Supresión y Liquidación del Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR)	Bolívares	54.674.500.000	54.674.500.000			54.674.500.000
470012000	Transferencias para Financiar el Proyecto de Supresión y Liquidación del Instituto Nacional de la Vivienda (INAVI)	Bolívares	113.924.535.405	113.924.535.405			113.924.535.405
470013000	Transferencias para Financiar el Proyecto de Supresión y Liquidación del Instituto Autónomo Consejo Nacional de la Vivienda (CONAVI)	Bolívares	7.402.900.000	7.402.900.000			7.402.900.000
470014000	Transferencias para Financiar el Proyecto de Supresión y Liquidación del Fondo Nacional de Desarrollo Urbano (FONDUR)	Bolívares	17.648.000.000	17.648.000.000			17.648.000.000
470015000	Transferencias para Financiar los Proyectos al Banco Nacional de Vivienda y Hábitat (BANAVIH)	Bolívares	494.453.000.000	494.453.000.000			494.453.000.000
470016000	Nuevas Urbanizaciones y Viviendas de Desarrollo Progresivo	Vivienda	9.245	159.747.600.000			159.747.600.000
470017000	Rehabilitación de Urbanizaciones Populares	Familia Atendida	5.545	16.940.438.679			16.940.438.679
470018000	Nuevas Urbanizaciones de Viviendas Progresivas y Regulares	Vivienda	9.245	45.668.525.916			45.668.525.916
	TOTAL			1.000.459.500.000			1.000.459.500.000

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
470001000	Dirección y Coordinación de los Gastos de los Trabajadores	35.455.000.000			35.455.000.000
470002000	Gestión Administrativa	274.569.800.000			274.569.800.000
	TOTAL	310.024.800.000			310.024.800.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO. (En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	533	10.688.026.962
- Directivo	46	2.327.379.668
- Profesional y Técnico	289	6.502.638.718
- Personal Administrativo	59	849.067.501
- Obrero	139	1.008.941.075
Personal Contratado	200	4.221.263.880
- Profesional y Técnico	200	4.221.263.880
TOTAL	733	14.909.290.842

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	Gastos de Personal	35.255.000.000			35.255.000.000
4.02	Materiales, Suministros y Mercancías	886.000.000			886.000.000
4.03	Servicios No Personales	1.980.000.000			1.980.000.000
4.04	Activos Reales	313.056.564.595			313.056.564.595
4.07	Transferencias y Donaciones	959.306.735.405			959.306.735.405
	TOTAL	1.310.484.300.000			1.310.484.300.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	Transferencias y Donaciones	959.127.735.405			959.127.735.405
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	464.674.735.405			464.674.735.405
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	464.674.735.405			464.674.735.405
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	462.340.635.405			462.340.635.405
	- A0071 Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR).	106.555.600.000			106.555.600.000
	- A0662 Instituto Nacional de la Vivienda (INAVI)	285.245.035.405			285.245.035.405
	- A0714 Instituto Autónomo Consejo Nacional de Vivienda (CONAVI)	11.516.200.000			11.516.200.000
	- A0805 Fondo Nacional de Desarrollo Urbano (FONDUR)	59.023.800.000			59.023.800.000
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados Con Fines Empresariales No Petroleros	2.334.100.000			2.334.100.000
	- A0675 Promotora Desarrollos Urbanos del Zulia, C.A. (PRODUZCA)	2.334.100.000			2.334.100.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	494.453.000.000			494.453.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	494.453.000.000			494.453.000.000
4.07.03.03.06	Transferencias de Capital a Entes Descentralizados Financieros Bancarios	494.453.000.000			494.453.000.000
	- A0711 Banco Nacional de Vivienda y Hábitat (BANAVIH)	494.453.000.000			494.453.000.000

PROYECTO:	Desarrollo e Implementación del Proceso de Planificación del Sistema Nacional de Vivienda y Hábitat
UNIDAD DE MEDIDA:	Sistema
CANTIDAD	1
ASIGNACIÓN PRESUPUESTARIA:	2.250.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Vivienda Digna, Saludable, Seguras y Pertinentes para todas las Familias
OBJETIVOS ESPECIFICOS:	Regular, Formular, Coordinar, Desarrollar, Controlar y Evaluar las Políticas Rectoras de los Planes y Proyectos Generales a Nivel Nacional dentro del Ambito del Sector Vivienda y Establecer Estrategias en Coordinación con otros Organismos de la Administración Centralizada y Descentralizada Involucradas en el Sistema
RESULTADO:	Informe del Sistema que Contenga la Caracterización Socio-Económica, Geo-referencia de cada Centro Poblado del País (Mayores de 25.000 Habitantes)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales	2.250.000.000				2.250.000.000
	TOTAL	2.250.000.000				2.250.000.000

PROYECTO: Integración del Catastro Urbano al Sistema de Recursos de la Red de Información y Comunicación de Vivienda y Hábitat.

UNIDAD DE MEDIDA: Plan

CANTIDAD 1

ASIGNACIÓN PRESUPUESTARIA: 2.250.000.000

AREA ESTRATEGICA: Equilibrio Territorial

OBJETIVO ESTRATEGICO: Continuar Instalando la Nueva Estructura Territorial

OBJETIVOS ESPECIFICOS: Regionalizar los Procesos de Formación de los Recursos Humanos por el Sistema Nacional de Vivienda y Hábitat

RESULTADO: Disponer de un Plan de Integración del Catastro Urbano al Sistema de Recursos de la Red de Información y Comunicación de Vivienda y Hábitat.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales	2.250.000.000				2.250.000.000
	TOTAL	2.250.000.000				2.250.000.000

PROYECTO: Atención Habitacional para Familias Damnificadas y en Situación de Riesgo

UNIDAD DE MEDIDA: Familia Atendida

CANTIDAD 10.000

ASIGNACIÓN PRESUPUESTARIA: 72.000.000.000

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Vivienda Digna, Saludable, Segura y Pertinentes para todas las Familias

OBJETIVOS ESPECIFICOS: Orientado a la Adquisición, Reparación, Construcción y Alquiler de Viviendas para Familias Damnificadas que han Sido Afectadas o Perdido sus Viviendas como Consecuencia de Eventos Naturales u Otro Tipo de Siniestro, así como para las Familias que se Encuentren en Situación de Riesgo Inminente, que pueda Causar la Perdida Total o Parcial de sus Viviendas; Incluye la Dotación de Refugios Colectivos para dar Alojamiento Temporal a las Familias Afectadas por Situaciones de Emergencia Causada por Eventos Naturales u Otro Tipo de Siniestro

RESULTADO: Amparar Familias en Situación de Siniestro como Consecuencia de Eventos Naturales y en Riesgo Inminente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales	72.000.000.000				72.000.000.000
	TOTAL	72.000.000.000				72.000.000.000

PROYECTO:	Desarrollo e Implantación de la Red de Información y Comunicación de Vivienda y Hábitat.
UNIDAD DE MEDIDA:	Persona
CANTIDAD	14.000.000
ASIGNACIÓN PRESUPUESTARIA:	13.500.000.000
AREA ESTRATEGICA:	Equilibrio Político
OBJETIVO ESTRATEGICO:	Participación de la Ciudadanía en la Construcción de su Destino.
OBJETIVOS ESPECIFICOS:	La Red de Información es el Medio a Través del cual la Información del Sistema Nacional de Vivienda y Hábitat se Recolecta, Valida, Consolida, Genera y Permite Optimizar el Flujo de Información y Comunicación entre los Diferentes Actores.
RESULTADO:	La Evaluación y Control de la Gestión Habitacional y de Financiamiento en el Marco de una Democracia Social, Participativa y Protagónica.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales	13.500.000.000				13.500.000.000
	TOTAL	13.500.000.000				13.500.000.000

PROYECTO:	Transferencias para Financiar el Proyecto de Supresión y Liquidación del Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR)
UNIDAD DE MEDIDA:	Bolivar
CANTIDAD	54.674.500.000
ASIGNACIÓN PRESUPUESTARIA:	54.674.500.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Integrar la Estructura Organizacional del Ministerio de Vivienda y Hábitat
OBJETIVOS ESPECIFICOS:	Sincerar y Depurar el Sector Vivienda
RESULTADO:	Concentración de las Acciones en el Sector Vivienda y Depuración de los Pasivos Laborales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4,07	Transferencias y Donaciones	54.674.500.000				54.674.500.000
	TOTAL	**54.674.500.000**				**54.674.500.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	54.674.500.000				54.674.500.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	54.674.500.000				54.674.500.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	54.674.500.000				54.674.500.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	54.674.500.000				54.674.500.000
4.07.01.03.02	- A0071 Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR).	54.674.500.000				54.674.500.000

PROYECTO:	Transferencias para Financiar el Proyecto de Supresión y Liquidación del Instituto Nacional de la Vivienda (INAVI)
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD	113.924.535.405
ASIGNACIÓN PRESUPUESTARIA:	113.924.535.405
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Integrar la Estructura Organizacional del Ministerio de Vivienda y Hábitat
OBJETIVOS ESPECIFICOS:	Sincerar y Depurar el Sector Vivienda
RESULTADO:	Concentración de las Acciones en el Sector Vivienda y Depuración de los Pasivos Laborales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	113.924.535.405				113.924.535.405
	TOTAL	113.924.535.405				113.924.535.405

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	113.924.535.405				113.924.535.405
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	113.924.535.405				113.924.535.405
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	113.924.535.405				113.924.535.405
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	113.924.535.405				113.924.535.405
4.07.01.03.02	- A0662 Instituto Nacional de la Vivienda (INAVI)	113.924.535.405				113.924.535.405

PROYECTO:	Transferencias para Financiar el Proyecto de Supresión y Liquidación del Instituto Autónomo Nacional de la Vivienda (CONAVI)
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD	7.402.900.000
ASIGNACIÓN PRESUPUESTARIA:	7.402.900.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Integrar la Estructura Organizacional del Ministerio de Vivienda y Hábitat
OBJETIVOS ESPECIFICOS:	Sincerar y Depurar el Sector Vivienda
RESULTADO:	Concentración de las Acciones en el Sector Vivienda y Depuración de los Pasivos Laborales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	7.402.900.000				7.402.900.000
	TOTAL	7.402.900.000				7.402.900.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	7.402.900.000				7.402.900.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	7.402.900.000				7.402.900.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	7.402.900.000				7.402.900.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	7.402.900.000				7.402.900.000
4.07.01.03.02	- A0714 Instituto Autónomo Consejo Nacional de Vivienda (CONAVI)	7.402.900.000				7.402.900.000

PROYECTO:	Transferencias para Financiar el Proyecto de Supresión y Liquidación del Fondo Nacional de Desarrollo Urbano (FONDUR)
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD	17.648.000.000
ASIGNACIÓN PRESUPUESTARIA:	17.648.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Integrar la Estructura Organizacional del Ministerio de Vivienda y Hábitat
OBJETIVOS ESPECIFICOS:	Sincerar y Depurar el Sector Vivienda
RESULTADO:	Concentración de las Acciones en el Sector Vivienda y Depuración de los Pasivos Laborales

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	17.648.000.000				17.648.000.000
	TOTAL	17.648.000.000				17.648.000.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	17.648.000.000				17.648.000.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	17.648.000.000				17.648.000.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	17.648.000.000				17.648.000.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	17.648.000.000				17.648.000.000
4.07.01.03.02	- A0805 Fondo Nacional de Desarrollo Urbano (FONDUR)	17.648.000.000				17.648.000.000

PROYECTO:	Transferencias para Financiar los Proyectos del Banco Nacional de Vivienda y Hábitat (BANAVIH)
UNIDAD DE MEDIDA:	Bolívar
CANTIDAD	494.453.000.000
ASIGNACIÓN PRESUPUESTARIA:	494.453.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Alcanzar la Justicia Social
OBJETIVOS ESPECIFICOS:	Transferir Recursos Financieros al BANAVIH para la Ejecución de los Proyectos
RESULTADO:	Transferencias Otorgadas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	Transferencias y Donaciones	494.453.000.000				494.453.000.000
	TOTAL	**494.453.000.000**				**494.453.000.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	494.453.000.000				494.453.000.000
4.07.03.00.00	Transferencias y Donaciones de Capital Internas	494.453.000.000				494.453.000.000
4.07.03.03.00	Transferencias de Capital Internas al Sector Público	494.453.000.000				494.453.000.000
4.07.03.03.06	Transferencias de Capital a Entes Descentralizados Financieros Bancarios	494.453.000.000				494.453.000.000
4.07.03.03.06	- A0711 Banco Nacional de Vivienda y Hábitat (BANAVIH)	494.453.000.000				494.453.000.000

PROYECTO: Nuevas Urbanizaciones y Viviendas de Desarrollo Progresivo

UNIDAD DE MEDIDA: Vivienda

CANTIDAD 9.245

ASIGNACIÓN PRESUPUESTARIA: 159.747.600.000

AREA ESTRATEGICA: Equilibrio Social

OBJETIVO ESTRATEGICO: Vivienda Digna, Confortable y Fácil Acceso Económico que Origine una Reducción del Déficit Habitacional en el País

OBJETIVOS ESPECIFICOS: Generar Urbanizaciones con Viviendas de Desarrollo Progresivo en Areas Urbanas y Rurales

RESULTADO: Culminación y Construcción de Urbanismos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales	159.747.600.000				159.747.600.000
	TOTAL	159.747.600.000				159.747.600.000

PROYECTO:	Rehabilitación de Urbanizaciones Populares
UNIDAD DE MEDIDA:	Familia Atendida
CANTIDAD	5.545
ASIGNACIÓN PRESUPUESTARIA:	16.940.438.679
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Está Dirigido a Urbanizaciones Promovidas y Proyectadas Por el Estado.
OBJETIVOS ESPECIFICOS:	Orientado a la Rehabilitación de Areas Comunes de las Edificaciones, Así como la Infraestructura Básica de Servicios y Equipamiento Colectivo de las Organizaciones.
RESULTADO:	La Recuperación y Mejoramiento de las Urbanizaciones en Areas Comunes tales como: Ascensores, Filtraciones, Ductos de Basura e Iluminación.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales	16.940.438.679				16.940.438.679
	TOTAL	16.940.438.679				16.940.438.679

PROYECTO:	Nuevas Urbanizaciones de Viviendas Progresivas y Regulares
UNIDAD DE MEDIDA:	Vivienda
CANTIDAD	9.245
ASIGNACIÓN PRESUPUESTARIA:	45.668.525.916
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Vivienda Digna, Confortable y de Fácil Acceso Económico disminuyendo el Déficit Habitacional en el País.
OBJETIVOS ESPECIFICOS:	Generar Urbanizaciones con Viviendas de Desarrollo Progresivo y Regulares en las Areas Urbanas y Rurales.
RESULTADO:	Reducción del Déficit Habitacional Generando Soluciones Habitacionales a 9.245 Familias

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	Activos Reales	45.668.525.916				45.668.525.916
	TOTAL	45.668.525.916				45.668.525.916

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores
RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	Gastos de Personal	35.255.000.000				35.255.000.000
4.03	Servicios No Personales	200.000.000				200.000.000
	TOTAL	35.455.000.000				35.455.000.000

ACCIÓN CENTRALIZADA: Gestión Administrativa
RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	Materiales, Suministros y Mercancías	886.000.000				886.000.000
4.03	Servicios No Personales	1.780.000.000				1.780.000.000
4.04	Activos Reales	700.000.000				700.000.000
4.07	Transferencias y Donaciones	271.203.800.000				271.203.800.000
	TOTAL	274.569.800.000				274.569.800.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	Transferencias y Donaciones	271.024.800.000				271.024.800.000
4.07.01.00.00	Transferencias y Donaciones Corrientes Internas	271.024.800.000				271.024.800.000
4.07.01.03.00	Transferencias Corrientes Internas al Sector Público	271.024.800.000				271.024.800.000
4.07.01.03.02	Transferencias Corrientes a Entes Descentralizados Sin Fines Empresariales	268.690.700.000				268.690.700.000
4.07.01.03.02	- A0071 Servicio Autónomo Programa Nacional e Vivienda Rural (SAVIR).	51.881.100.000				51.881.100.000
4.07.01.03.02	- A0662 Instituto Nacional de la Vivienda (INAVI)	171.320.500.000				171.320.500.000
4.07.01.03.02	- A0714 Instituto Autónomo Consejo Nacional de Vivienda (CONAVI)	4.113.300.000				4.113.300.000
4.07.01.03.02	- A0805 Fondo Nacional de Desarrollo Urbano (FONDUR)	41.375.800.000				41.375.800.000
4.07.01.03.07	Transferencias Corrientes a Entes Descentralizados Con Fines Empresariales No Petroleros	2.334.100.000				2.334.100.000
4.07.01.03.07	- A0675 Promotora Desarrollos Urbanos del Zulia, C.A. (PRODUZCA)	2.334.100.000				2.334.100.000

Ministerio de Participación Popular y Desarrollo Social

MINISTERIO DE PARTICIPACIÓN POPULAR Y DESARROLLO SOCIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio de Participación Popular y Desarrollo Social, como el nuevo ente gubernamental encargado, por mandato presidencial, de formular, coordinar y ejecutar políticas, planes y proyectos estratégicos que permitan desarrollar, e incorporar a la población en general y en especial a los grupos sociales excluidos, a la vida productiva de la República, a partir de la participación activa y protagónica, en los espacios político, social, cultural y económico; en el marco de la construcción del modelo de sociedad corresponsable establecido en la Constitución de la República Bolivariana de Venezuela. Para el Ejercicio Fiscal 2006 contempló dentro de sus políticas presupuestarias los lineamientos generales establecidos en el Plan de Desarrollo Económico y Social de la Nación 2001 - 2007, los diez (10) Objetivos Estratégicos, así como las políticas contenidas en su propia gestión ministerial.

En este sentido, y atendiendo a la nueva Técnica de Presupuesto por Proyectos y Acciones Centralizadas, el Ministerio de Participación Popular y Desarrollo Social con el fin de constituirse en el principal órgano público en el diseño, coordinación, ejecución y control de políticas de promoción y desarrollo social, integral y participativo dirigidas al fomento de las garantías y el desarrollo humano, dentro de la concepción del Estado Democrático, Social de Derecho y de Justicia, da prioridad a los gastos dirigidos a la ejecución de los proyectos propios de los Entes Descentralizados adscritos al Despacho cuyas acciones están dirigidas al cumplimiento de las metas y objetivos para el año 2006, entre las cuales se destacan:

- Mantener especial atención a las personas y los grupos socialmente excluidos, con el objeto de minimizar sus problemas e insertarlos en el sistema social y productivo del país.
- Optimización de los Entes Descentralizados adscritos al Ministerio que permitan una mejor utilización de los recursos existentes para el cumplimiento de la misión y funciones propias de los mismos, a fin de incrementar y garantizar su eficiencia, eficacia y efectividad de la gestión administrativa.
- Crear la plataforma tecnológica que permita obtener información veraz con el fin de brindar respuesta oportuna a las personas, grupos sociales y comunidades del país.

En relación a las acciones centralizadas, estas reflejan lo correspondiente a la gestión administrativa del Despacho e incluyen los recursos para cubrir los gastos de funcionamiento propios del Ministerio y de los Entes Adscritos.

Vale destacar, que la disponibilidad presupuestaria de recursos ordinarios para el ejercicio fiscal 2006 permitirá cubrir el pago de los beneficios socio-económicos de los trabajadores, a fin de honrar los compromisos que en materia de remuneración ha decretado el Ejecutivo Nacional, realizar las acciones correspondientes al acondicionamiento, mantenimiento o inversión mínimo requerido de la infraestructura de la sede ministerial, a fin de crear las condiciones moderadas de operatividad.

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
480007000	Transferencias para financiar los proyectos del Instituto Nacional del Menor (INAM)	Bolívares	78.990.300.000	78.990.300.000			78.990.300.000
480008000	Trasferencias para financiar el proyecto del Instituto Nacional de la Mujer (INAMUJER)	Bolívares	4.283.400.000	4.283.400.000			4.283.400.000
480009000	Transferencias para financiar los proyectos del Instituto Nacional de Servicios Sociales (INSERSO)	Bolívares	115.992.300.000	115.992.300.000			115.992.300.000
480010000	Transferencias para financiar el proyecto del Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)	Bolívares	2.059.700.000	2.059.700.000			2.059.700.000
480011000	Transferencias para financiar los proyectos del Instituto Autónomo Fondo Único Social (IAFUS)	Bolívares	136.318.800.000	136.318.800.000			136.318.800.000
480012000	Transferencias para financiar los proyectos de la Fundación Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA)	Bolívares	2.537.400.000	2.537.400.000			2.537.400.000
480013000	Transferencias para financiar los proyectos de la Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN).	Bolívares	34.648.524.150	20.396.000.000	14.252.524.150		34.648.524.150
480014000	Transferencias para financiar los proyectos del Fondo de Inversión Social de Venezuela (FONVIS)	Bolívares	21.021.062.119	12.400.000.000	8.621.062.119		21.021.062.119
480015000	Transferencias para financiar los proyectos de la Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)	Bolívares	57.666.500.000	57.666.500.000			57.666.500.000
480016000	Atención directa a los grupos en situación de exclusión y vulnerabilidad social	Beneficiario	38.000	68.687.400.000			68.687.400.000
	TOTAL			499.331.800.000	22.873.586.269		522.205.386.269

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
480001000	Dirección y Coordinación de los Gastos de los Trabajadores	13.422.971.351			13.422.971.351
480002000	Gestión Administrativa	177.869.928.649			177.869.928.649
	TOTAL	191.292.900.000			191.292.900.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO.
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	426	3.254.291.488
- Directivo	52	826.091.401
- Profesional y Técnico	152	1.289.502.087
- Personal Administrativo	143	754.758.000
- Obrero	79	383.940.000
Personal Contratado	180	1.113.528.936
- Profesional y Técnico	151	890.121.096
- Personal Médico	29	223.407.840
TOTAL	606	4.367.820.424

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	GASTOS DE PERSONAL	12.246.900.067			12.246.900.067
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	16.017.203.240			16.017.203.240
4.03	SERVICIOS NO PERSONALES	33.204.845.613			33.204.845.613
4.04	ACTIVOS REALES	5.557.851.080			5.557.851.080
4.07	TRANSFERENCIAS Y DONACIONES	623.597.900.000	22.873.586.269		646.471.486.269
	TOTAL	690.624.700.000	22.873.586.269		713.498.286.269

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	573.263.800.000	22.873.586.269		596.137.386.269
4.07.01.00.00	Transferencias y donaciones corrientes internas	573.263.800.000	22.873.586.269		596.137.386.269
4.07.01.03.00	Transferencias corrientes internas al sector público	573.263.800.000	22.873.586.269		596.137.386.269
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	573.263.800.000	22.873.586.269		596.137.386.269
	- A0047 Instituto Nacional del Menor (INAM)	129.397.000.000			129.397.000.000
	- A0124 Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)	2.625.200.000			2.625.200.000
	- A0197 Instituto Autónomo Fondo Unico Social (IAFUS)	144.781.300.000			144.781.300.000
	- A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)	3.331.800.000			3.331.800.000
	- A0326 Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN)	56.912.600.000	14.252.524.150		71.165.124.150
	- A0331 Fondo de Inversión Social de Venezuela (FONVIS)	15.173.400.000	8.621.062.119		23.794.462.119
	- A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juvenil e Infantiles de Venezuela (FESNOJIV)	72.240.900.000			72.240.900.000
	- A0910 Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)	1.996.000.000			1.996.000.000
	- A0936 Instituto Nacional de la Mujer (INAMUJER)	5.517.500.000			5.517.500.000
	- A0950 Instituto Nacional de Servicios Sociales	141.288.100.000			141.288.100.000

PROYECTO:	Transferencias para Financiar los Proyectos del Instituto Nacional del Menor (INAM)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	78.990.300.000
ASIGNACIÓN PRESUPUESTARIA:	78.990.300.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Garantizar los derechos de los niños niñas y adolescentes con criterios de justicia social a través de la participación y formación ciudadana, la inclusión y el ejercicio de la corresponsabilidad (Familia, Estado, Sociedad) Previsto en la Doctrina de Protección Integral
RESULTADO:	Inclusión y participación de 113.198 niños, niñas, adolescentes, familia y comunidad en gestión local para la garantía de derechos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	78.990.300.000				78.990.300.000
	TOTAL	78.990.300.000				78.990.300.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	78.990.300.000				78.990.300.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	78.990.300.000				78.990.300.000
4.07.01.03.00	Transferencias corrientes internas al sector público	78.990.300.000				78.990.300.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	78.990.300.000				78.990.300.000
	- A0047 Instituto Nacional del Menor (INAM)	78.990.300.000				78.990.300.000

PROYECTO: Trasferencias para financiar el proyecto del Instituto Nacional de la Mujer (INAMUJER)
UNIDAD DE MEDIDA: Bolivares
CANTIDAD 4.283.400.000
ASIGNACIÓN PRESUPUESTARIA: 4.283.400.000
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS: Incrementar en los ámbitos político, económico y social la Igualdad y equidad de género
RESULTADO: Protección integral a 124.476 mujeres

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	4.283.400.000				4.283.400.000
	TOTAL	4.283.400.000				4.283.400.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	4.283.400.000				4.283.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	4.283.400.000				4.283.400.000
4.07.01.03.00	Transferencias corrientes internas al sector público	4.283.400.000				4.283.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	4.283.400.000				4.283.400.000
	- A0936 Instituto Nacional de la Mujer (INAMUJER)	4.283.400.000				4.283.400.000

PROYECTO:	Transferencias para financiar los proyectos del Instituto Nacional de Servicios Sociales (INSERSO)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	115.992.300.000
ASIGNACIÓN PRESUPUESTARIA:	115.992.300.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Fortalecer la atención integral al adulto y adulta mayor
RESULTADO:	312.000 adultos y adultas mayores atendidos de una población total de 1.943.523

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	115.992.300.000				115.992.300.000
	TOTAL	115.992.300.000				115.992.300.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	115.992.300.000				115.992.300.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	115.992.300.000				115.992.300.000
4.07.01.03.00	Transferencias corrientes internas al sector público	115.992.300.000				115.992.300.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	115.992.300.000				115.992.300.000
	- A0950 Instituto Nacional de Servicios Sociales	115.992.300.000				115.992.300.000

PROYECTO:	Transferencias para financiar el proyecto del Consejo Nacional Para la Integración de Personas Discapacitadas (CONAPI)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	2.059.700.000
ASIGNACIÓN PRESUPUESTARIA:	2.059.700.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Garantizar el suministro de ayudas técnicas de las personas con discapacidad y mejorar su calidad de vida
RESULTADO:	2.500 ayudas técnicas otorgadas a personas con discapacidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	2.059.700.000				2.059.700.000
	TOTAL	2.059.700.000				2.059.700.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	2.059.700.000				2.059.700.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.059.700.000				2.059.700.000
4.07.01.03.00	Transferencias corrientes internas al sector público	2.059.700.000				2.059.700.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.059.700.000				2.059.700.000
	- A0124 Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)	2.059.700.000				2.059.700.000

PROYECTO:	Transferencias para financiar los proyectos del Instituto Autónomo Fondo Único Social (IAFUS)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	136.318.800.000
ASIGNACIÓN PRESUPUESTARIA:	136.318.800.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Ofrecer asistencia a personas en condición de pobreza y exclusión que no poseen capacidad económica para acceder al servicio de salud y *otros.*
RESULTADO:	215.000 personas atendidas en condición de pobreza extrema

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	136.318.800.000				136.318.800.000
	TOTAL	*136.318.800.000*				*136.318.800.000*

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	136.318.800.000				136.318.800.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	136.318.800.000				136.318.800.000
4.07.01.03.00	Transferencias corrientes internas al sector público	136.318.800.000				136.318.800.000
4.07.01.03.02	*Transferencias corrientes a entes descentralizados* sin fines empresariales	*136.318.800.000*				136.318.800.000
	- A0197 Instituto Autónomo Fondo Único Social (IAFUS)	136.318.800.000				136.318.800.000

PROYECTO: Transferencias para financiar los proyectos de la Fundación Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA)
UNIDAD DE MEDIDA: Bolívares
CANTIDAD 2.537.400.000
ASIGNACIÓN PRESUPUESTARIA: 2.537.400.000
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS: Proporcionar información oportuna sobre las condiciones de desarrollo de la población venezolana de una manera integral en grupos humanos diferenciados a partir de la estratificación social mediante el método Graffar Méndez Castellano, en sus aspectos socioeconómicos, de nutrición, alimentarios, etc.
RESULTADO: Un (01) diagnóstico (línea base) de la población venezolana diferenciado por estrato social.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	2.537.400.000				2.537.400.000
	TOTAL	2.537.400.000				2.537.400.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	2.537.400.000				2.537.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.537.400.000				2.537.400.000
4.07.01.03.00	Transferencias corrientes internas al sector público	2.537.400.000				2.537.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.537.400.000				2.537.400.000
	- A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)	2.537.400.000				2.537.400.000

PROYECTO: Transferencias para financiar los proyectos de la Fundación Para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN)
UNIDAD DE MEDIDA: Bolívares
CANTIDAD 34.648.524.150
ASIGNACIÓN PRESUPUESTARIA: 34.648.524.150
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular
OBJETIVOS ESPECIFICOS: Promover la participación efectiva de los ciudadanos y ciudadanas en la búsqueda de la solución de sus problemas garantizando el ejercicio directo de la democracia a través de la creación de centros de poder popular
RESULTADO: Creación de 24 organizaciones comunitarias capaces de lograr acuerdos con los entes públicos o privados para la solución de sus problemas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	20.396.000.000	14.252.524.150			34.648.524.150
	- 001-Programa Mejoramiento de Barrios de Caracas II (CAMEBA)		14.252.524.150			14.252.524.150
	Resto de Fuentes de Financiamiento	20.396.000.000				20.396.000.000
	TOTAL	20.396.000.000	14.252.524.150			34.648.524.150

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	20.396.000.000	14.252.524.150			34.648.524.150
4.07.01.00.00	Transferencias y donaciones corrientes internas	20.396.000.000	14.252.524.150			34.648.524.150
4.07.01.03.00	Transferencias corrientes internas al sector público	20.396.000.000	14.252.524.150			34.648.524.150
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	20.396.000.000	14.252.524.150			34.648.524.150
	- A0326 Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN)	20.396.000.000	14.252.524.150			34.648.524.150

PROYECTO:	Transferencias para financiar los proyectos del Fondo de Inversión Social de Venezuela (FONVIS)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	21.021.062.119
ASIGNACIÓN PRESUPUESTARIA:	21.021.062.119
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular
OBJETIVOS ESPECIFICOS:	Apoyar la consolidación y desarrollo de la participación comunitaria a fin de generar una cultura de gestión del desarrollo local mediante el fortalecimiento del rol protagónico de los ciudadanos y comunidades
RESULTADO:	Capacitación y asistencia para la organización de 20 comunidades para la formulación de proyectos y participación en la gestión local.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	12.400.000.000	8.621.062.119			21.021.062.119
	- 002- Programa de Apoyo a la Infancia y la Adolescencia (PAIA)		8.621.062.119			8.621.062.119
	Resto de Fuentes de Financiamiento	12.400.000.000				12.400.000.000
	TOTAL	**12.400.000.000**	**8.621.062.119**			**21.021.062.119**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	12.400.000.000	8.621.062.119			21.021.062.119
4.07.01.00.00	Transferencias y donaciones corrientes internas	12.400.000.000	8.621.062.119			21.021.062.119
4.07.01.03.00	Transferencias corrientes internas al sector público	12.400.000.000	8.621.062.119			21.021.062.119
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	12.400.000.000	8.621.062.119			21.021.062.119
	- A0331 Fondo de Inversión Social de Venezuela (FONVIS)	12.400.000.000	8.621.062.119			21.021.062.119

PROYECTO:	Transferencias para financiar los proyectos de la Fundación del Estado Para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)
UNIDAD DE MEDIDA:	Bolivares
CANTIDAD	57.666.500.000
ASIGNACIÓN PRESUPUESTARIA:	57.666.500.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Contribuir a desarrollar en niños, niñas, adolescentes y jóvenes, fortalezas individuales y colectivas que les permitan alcanzar y mantener adecuadas condiciones de calidad de vida y desarrollo social, a través de la música como herramienta de cohesión social y formación ciudadana integral.
RESULTADO:	Formación progresiva de 240.000 ciudadanos orientados hacia la democracia social, a través de la creación, puesta en funcionamiento, equipamiento, desarrollo, supervisión y evaluación de núcleos o módulos regionales, para lograr una mejora sustancial de la calidad de vida y desarrollo social de los participantes.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	57.666.500.000				57.666.500.000
	TOTAL	**57.666.500.000**				**57.666.500.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	57.666.500.000				57.666.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	57.666.500.000				57.666.500.000
4.07.01.03.00	Transferencias corrientes internas al sector público	57.666.500.000				57.666.500.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	57.666.500.000				57.666.500.000
	- A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juvenil e Infantiles de Venezuela (FESNOJIV)	57.666.500.000				57.666.500.000

PROYECTO: Atención directa a los grupos en situación de exclusión y vulnerabilidad social
UNIDAD DE MEDIDA: Beneficiario
CANTIDAD 38.000
ASIGNACIÓN PRESUPUESTARIA: 68.687.400.000
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS: Garantizar los derechos de los niños, niñas y adolescentes, mujeres, adultos y adultas mayores, personas con discapacidades y demás grupos vulnerables y excluidos, con criterio de justicia social a través de la participación y formación ciudadana, la inserción social y el ejercicio de la corresponsabilidad.
RESULTADO: Inclusión social integral de 38.000 personas atendidas entre niños, niñas y adolescentes, mujeres, adultos y adultas mayores, personas con discapacidades y demás grupos vulnerables y excluidos.

RESUMEN DE CRÉDITOS PRESUPUESTARIO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	556.309.656				556.309.656
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	5.529.517.875				5.529.517.875
4.03	SERVICIOS NO PERSONALES	12.130.205.684				12.130.205.684
4.04	ACTIVOS REALES	137.266.785				137.266.785
4.07	TRANSFERENCIAS Y DONACIONES	50.334.100.000				50.334.100.000
	TOTAL	**68.687.400.000**				**68.687.400.000**

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	11.690.590.411				11.690.590.411
4.03	SERVICIOS NO PERSONALES	1.732.380.940				1.732.380.940
	TOTAL	13.422.971.351				13.422.971.351

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	10.487.685.365				10.487.685.365
4.03	SERVICIOS NO PERSONALES	19.342.258.989				19.342.258.989
4.04	ACTIVOS REALES	5.420.584.295				5.420.584.295
4.07	TRANSFERENCIAS Y DONACIONES	142.619.400.000				142.619.400.000
	TOTAL	177.869.928.649				177.869.928.649

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	142.619.400.000				142.619.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	142.619.400.000				142.619.400.000
4.07.01.03.00	Transferencias corrientes internas al sector público	142.619.400.000				142.619.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	142.619.400.000				142.619.400.000
	- A0047 Instituto Nacional del Menor (INAM)	50.406.700.000				50.406.700.000
	- A0124 Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)	565.500.000				565.500.000
	- A0197 Instituto Autónomo Fondo Único Social (IAFUS)	8.462.500.000				8.462.500.000
	- A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)	794.400.000				794.400.000
	- A0326 Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN)	36.516.600.000				36.516.600.000
	- A0331 Fondo de Inversión Social de Venezuela (FONVIS)	2.773.400.000				2.773.400.000
	- A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juvenil e Infantiles de Venezuela (FESNOJIV)	14.574.400.000				14.574.400.000
	- A0910 Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)	1.996.000.000				1.996.000.000
	- A0936 Instituto Nacional de la Mujer (INAMUJER)	1.234.100.000				1.234.100.000
	- A0950 Instituto Nacional de Servicios Sociales	25.295.800.000				25.295.800.000

Ministerio de Salud

MINISTERIO DE SALUD

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Ministerio de Salud en pro de garantizar los derechos humanos enarbolados en la Constitución de la República Bolivariana de Venezuela, referidos a la salud y al alcance de la calidad de vida de la población venezolana, delineó la formulación presupuestaria atendiendo a los lineamientos emanados por el Ejecutivo Nacional referidos a la transformación de una visión tradicional de la planificación y presupuesto por programas, a una visión dirigida a profundizar, agilizar y optimizar el camino de la administración pública como instrumento de logro de impactos sociales: formulando la gestión en salud para el ejercicio fiscal 2006 por proyectos (a través de los cuales se persigue una mejor y mayor vinculación plan-presupuesto), los cuales presentamos como respuesta sustantiva de nuestro organismo a las directrices establecidas en el Plan de Desarrollo Económico y Social de la Nación 2001-2007 en su fase conclusiva, donde los resultados son prioritarios, así como a los 10 Objetivos establecidos en el Marco Estratégico de la "Nueva Etapa", donde la acción gubernamental encuentra un nuevo impulso, un nuevo mandamiento hacia la culminación de la adecuación de la acción del servicio público como respuestas esenciales a las necesidades de la población, orientando con ello la aceleración del alcance del equilibrio social que desde el sector salud nos corresponde aportar para el país, en términos de avanzar hacia la conformación de la nueva estructura social con el fortalecimiento e institucionalización de la Misión Barrio Adentro, bandera de la nueva institucionalidad en salud que estamos creando y/o redimensionando paso a paso en virtud de la dinámica de los procesos de cambio social que se han ido alcanzando.

De acuerdo a este marco la formulación en salud para el 2006, conformada por proyectos y acciones centralizadas responde a tres perspectivas:

- Los componentes nuevos que nos permiten un avance inmediato al Sistema Público Único Nacional de Salud y que están enmarcados en la estrategia Barrio Adentro.
- Los componentes de cambio de modelo que vienen surgiendo de manera integrada con otros organismos públicos que prestan servicios de salud o que surgiendo únicamente en el Ministerio de Salud implican un claro cambio de modelo de sistema.
- Los componentes de reconversión e integración hacia el nuevo modelo, que aún cuando no impliquen en lo inmediato un cambio de modelo sean insustituibles para la salud de la gente, particularmente la población excluida.

Perspectivas que cruzan como un eje transversal que determina la direccionalidad de nuestro organismo hacia la promoción de la calidad de vida y la salud, a través de los objetivos institucionales que se especifican a continuación:

1. Organizar, integrar y consolidar la Red Asistencial del Sistema Público Nacional de Salud.
2. Disminuir las brechas sociales e inequidades en territorios sociales, grupos priorizados de la población o por ciclo de vida, contribuyendo a elevar la calidad de vida.
3. Controlar y reducir la morbi-mortalidad de la población por enfermedades.
4. Abordar problemas de salud pública a través de intervenciones estratégicas o mediante el control de factores asociados a los mismos.
5. Intervenciones específicas para enfermedades de alto costo.
6. Fortalecer la soberanía como país y la capacidad rectora del Ministerio de Salud.
7. Atención de los compromisos referidos a los objetivos del milenio.

Vale la pena destacar que estos objetivos fungieron como lineamientos que abordaron componentes de altísima importancia como lo son: la profundización, multiplicación y/o expansión de la Participación Comunitaria en Salud a través del desarrollo de un sistema de interconexión social e institucional en los territorios sociales con participación de las diferentes unidades operativas del Sistema Público Único Nacional de Salud, así como Comités de Salud y contraloría social capaces de asumir integralmente todos los aspectos la salud y calidad de vida individual y colectiva.

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
490007000	Atención integral a niños, niñas, adolescentes y adultos con fibrosis quísticas.	Centro médico asistencial	42	7.761.535.367			7.761.535.367
490008000	Personas con acceso a tratamiento antirreumático continuo, garantizando el suministro de medicamentos.	Paciente	2.111	500.000.000			500.000.000
490009000	Atención integral en salud mental.	Centro médico asistencial	1.500	30.000.000.000			30.000.000.000
490010000	Prevención y control de infecciones de transmisión sexual.	Persona atendida	483.125	77.300.000.000			77.300.000.000
490011000	Protección, promoción y apoyo a la lactancia materna como estrategia para disminuir la prevalencia de la desnutrición de niños y niñas menores de dos años.	Niño(a)	200.000	3.000.000.000			3.000.000.000
490012000	Control, eliminación y erradicación de las enfermedades prevenibles por vacunas.	Vacuna	25.000.000	106.040.057.489			106.040.057.489
490013000	Implementar un sistema de vigilancia y control de establecimientos, equipos materiales de salud con el fin de minimizar incidencia negativa en salud de la población venezolana por el uso de los mismos sin poseer registro sanitario.	Inspección	10.000	700.000.000			700.000.000
490014000	Proyecto nacional de identidad yo soy.	Niño(a) registrado	400.000	2.144.527.534			2.144.527.534
490015000	Maternidad segura para reducir la muerte materna.	Paciente atendido	490.827	6.000.000.000			6.000.000.000
490016000	Reducción de la mortalidad infantil y una infancia y adolescencia saludable.	Paciente atendido	500.000	7.000.000.000			7.000.000.000
490017000	Iniciativa cardiovascular, renal, endocrino metabólico "CAREM", un proyecto de vida saludable.	Paciente atendido	1.362.852	6.671.305.052			6.671.305.052

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
490018000	Implementar un sistema de vigilancia y control sanitario que permita reducir las enfermedades transmitidas por alimentos en la población venezolana.	Inspección	50.000	596.111.008			596.111.008
490019000	Organización y capacitación de comités de salud.	Comité organizador apoyado	1.800	1.359.903.134			1.359.903.134
490020000	Profundización de la promoción y educación para la salud a través de los consultorios populares Misión barrio adentro I (MBAI) Vargas.	Persona atendida	240.117	7.751.374.793			7.751.374.793
490021000	Atención integral en salud para personas con discapacidad.	Persona atendida	1.000.000	1.541.678.198			1.541.678.198
490022000	Fortalecimiento y consolidación de barrio adentro I (Cojedes).	Consulta	132.000	4.076.020.372			4.076.020.372
490023000	Fortalecimiento del sistema nacional de vigilancia de enfermedades transmitidas por insectos y reservorios.	Persona atendida	3.720.803	10.000.000.000			10.000.000.000
490024000	Fortalecimiento de Misión barrio adentro III Estado Vargas.	Paciente atendido	48.218	18.984.708.724			18.984.708.724
490025000	Fortalecimiento y consolidación de barrio adentro II (Cojedes).	Consulta	88.320	2.380.222.000			2.380.222.000
490026000	Red nacional oncológica integral.	Centro médico asistencial	1.280	70.000.000.000			70.000.000.000
490027000	Barrio adentro III atención integral de salud en los establecimientos hospitalarios a la población del estado Cojedes.	Consulta	48.000	32.846.049.220			32.846.049.220
490028000	Fortalecer la atención del asma y las enfermedades pulmonares obstructivas crónicas (EPOC) con intervenciones de salud pública.	Centro médico asistencial	51	230.000.000			230.000.000
490029000	Vigilancia y gestión de riesgo físico-químico presentes en el ambiente laboral, doméstico y recreacional.	Comunidad	100	1.000.000.000			1.000.000.000

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
490030000	Prevención de la ceguera implementando la misión milagro Venezuela.	Paciente atendido	23.380	6.098.312.751			6.098.312.751
490031000	Comunidad informada.	Persona	12.000.000	30.000.000.000			30.000.000.000
490032000	Estudio de vulnerabilidad de hospitales tipo IV para el fortalecimiento de hospitales seguros, insertos dentro de la red de emergencia y sus componentes, centros reguladores, comunicación biomédica y personal capacitado.	Centro médico asistencial	20	41.296.000.000			41.296.000.000
490033000	Fortalecimiento de la capacidad rectora del Ministerio de Salud en la gestión hospitalaria.	Centro médico asistencial	299	393.851.338			393.851.338
490034000	Fijación ósea al alcance de todos (dotación de material de osteosíntesis, prótesis y ortesis).	Paciente atendido	5.763	9.000.000.000			9.000.000.000
490035000	Fortalecimiento y consolidación de barrio adentro I en el Estado Guárico.	Paciente atendido	250.000	12.039.379.879			12.039.379.879
490036000	Salud bucal integral y rehabilitación protésica generando sonrisas a la población venezolana	Población atendida	1.287.229	3.500.000.000			3.500.000.000
490037000	Prevención y control del tabaquismo en Venezuela.	Caso	200.000	10.000.000.000			10.000.000.000
490038000	Promoviendo vida con la vida a través de la sangre, componentes y hemoderivados.	Paciente atendido	150.000	52.000.000.000			52.000.000.000
490039000	Formación y capacitación de profesionales para fortalecer y consolidar el sistema público nacional de salud en las misiones de barrio adentro I, II y III.	Persona adiestrada	5.377	80.000.000.000			80.000.000.000
490040000	Fortalecimiento del sistema de vigilancia epidemiológico de las enfermedades endémicas, infecciosas, emergentes y reemergentes del país.	Control realizado	18	4.000.000.000			4.000.000.000
490041000	Mejorar la gestión de calidad del medicamento en el sistema de salud.	Centro fortalecido	15	1.155.039.362			1.155.039.362

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
490042000	Fortalecimiento de programas de salud ambiental y contraloría sanitaria en el Estado Guárico.	Inspecciones / visita	40.000	2.360.710.919			2.360.710.919
490044000	Reconversión de la red convencional de hospitales a misión barrio adentro III Estado Guárico.	Paciente atendido	298.400	50.801.955.110			50.801.955.110
490046000	Plan nacional para atender oportuna y eficientemente a los pacientes con requerimiento de transplantes.	Transplante	374	8.582.100.000			8.582.100.000
490047000	Prevenir y controlar la mortalidad por tuberculosis.	Paciente atendido	10.000	2.510.000.000			2.510.000.000
490048000	Transferencias para financiar los proyectos del Instituto Autónomo Hospital Universitario de Caracas.	Bolívares	106.881.400.000	106.881.400.000			106.881.400.000
490049000	Transferencia para financiar el proyecto del Servicio Autónomo Instituto de Altos Estudios Dr. Arnoldo Gabaldón.	Bolívares	2.950.100.000	2.950.100.000			2.950.100.000
490050000	Transferencias para financiar los proyectos del Distrito Capital.	Bolívares	125.475.895.796	125.475.895.796			125.475.895.796
490051000	Transferencias para financiar los proyectos del Estado Anzoátegui.	Bolívares	94.262.681.248	94.262.681.248			94.262.681.248
490052000	Transferencias para financiar los proyectos del Estado Apure.	Bolívares	56.623.244.950	56.623.244.950			56.623.244.950
490053000	Transferencias para financiar los proyectos del Estado Aragua.	Bolívares	96.397.235.845	96.397.235.845			96.397.235.845
490054000	Transferencia para financiar los proyectos del Estado Bolívar.	Bolívares	84.798.587.677	84.798.587.677			84.798.587.677
490055000	Transferencias para financiar los proyectos del Estado Carabobo	Bolivares	95.386.763.612	95.386.763.612			95.386.763.612

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
490056000	Transferencias para financiar los proyectos del Estado Falcón	Bolívares	43.982.533.235	43.982.533.235			43.982.533.235
490057000	Transferencias para financiar los proyectos del Estado Lara.	Bolívares	85.128.731.876	85.128.731.876			85.128.731.876
490058000	Transferencias para financiar los proyectos del Estado Mérida.	Bolívares	79.159.328.230	79.159.328.230			79.159.328.230
490059000	Transferencia para financiar los proyectos del Estado Miranda.	Bolívares	97.907.100.834	97.907.100.834			97.907.100.834
490060000	Transferencias para financiar los proyectos del Estado Nueva Esparta.	Bolívares	37.429.900.035	37.429.900.035			37.429.900.035
490061000	Transferencias para financiar los proyectos del Estado Sucre.	Bolívares	67.644.297.872	67.644.297.872			67.644.297.872
490062000	Transferencias para financiar los proyectos del Estado Monagas.	Bolívares	49.935.933.680	49.935.933.680			49.935.933.680
490063000	Transferencias para financiar los proyectos del Estado Trujillo.	Bolívares	70.029.783.855	70.029.783.855			70.029.783.855
490064000	Transferencias para financiar los proyectos del Estado Yaracuy.	Bolívares	42.112.801.076	42.112.801.076			42.112.801.076
490065000	Transferencias para financiar los proyectos del Instituto Nacional de Higiene "Rafael Rangel".	Bolívares	37.113.275.000	24.820.100.000	12.293.175.000		37.113.275.000
490066000	Atención integral a la población mediante la conversión e integración de la red convencional de atención primaria a barrio adentro I.	Paciente atendido	149.544	13.232.960.817			13.232.960.817
490067000	Transferencias para financiar los proyectos del Estado Zulia.	Bolívares	123.282.534.909	123.282.534.909			123.282.534.909
490068000	Transferencias para financiar los proyectos de la Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI-BOLIVAR).	Bolívares	596.900.000	596.900.000			596.900.000

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
490069000	Garantizar la dotación de insumos destinados a patologías de alto costo para la atención integral en la red hospitalaria del sistema público nacional de salud.	Paciente atendido	7.000	40.000.000.000			40.000.000.000
490070000	Transferencias para financiar los proyectos del Estado Táchira.	Bolívares	69.375.458.512	69.375.458.512			69.375.458.512
490071000	Atención integral a la población mediante la reconversión e integración de la red convencional de atención secundaria a barrio adentro II.	Paciente atendido	2.940	6.867.885.384			6.867.885.384
490072000	Atención integral hospitalaria en la población del Estado Barinas a barrio adentro III.	Paciente atendido	121.526	29.200.051.215			29.200.051.215
490073000	Transferencias para financiar el proyecto del Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM).	Bolívares	74.893.300.000	74.893.300.000			74.893.300.000
490074000	Transferencia para financiar los proyectos del Servicio Autónomo Instituto de Biomedicina.	Bolívares	2.784.300.000	2.784.300.000			2.784.300.000
490075000	Fortalecimiento de la red de atención primaria de salud, en el marco de la misión barrio adentro I, Estado Amazonas.	Centro médico asistencial	33	1.110.282.691			1.110.282.691
490076000	Implementación de la cadena de frío en el área rural indígena del Estado Amazonas.	Equipo	43	731.000.000			731.000.000
490077000	Transferencia para financiar los proyectos del Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR).	Bolívares	31.348.900.000	31.348.900.000			31.348.900.000
490078000	Fortalecimiento del plan de acción para el control y diagnóstico de enfermedades endémicas y sanitario-ambientales en el Estado Amazonas.	Inspección	65.460	4.817.478.824			4.817.478.824
490079000	Transferencia para financiar el proyecto de la Fundación José Félix Ribas (FUNDARIBAS).	Bolívares	2.775.900.000	2.775.900.000			2.775.900.000

RESUMEN DE PROYECTOS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Meta		Fuente de Financiamiento			Presupuesto 2006
		Und. Medida	Cantidad	Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
490080000	Transferencia para financiar los proyectos del Instituto Nacional de Nutrición (INN).	Bolívares	149.474.500.000	149.474.500.000			149.474.500.000
490081000	Fortalecimiento del funcionamiento y operatividad de las diferentes áreas médico quirúrgicas, para brindar atención oportuna, suficiente y de calidad a los usuarios de hospital II "José Gregorio Hernández", en el marco de barrio adentro III, del (Estado Amazonas)	Paciente atendido	140.000	7.456.820.568			7.456.820.568
490082000	Fortalecimiento en la atención integral de salud a la población del estado barrio adentro I (Delta Amacuro).	Paciente atendido	441.000	2.251.790.075			2.251.790.075
490083000	Control de la malaria en el Estado Delta Amacuro	Paciente atendido	36.000	3.221.388.493			3.221.388.493
490084000	Articulación de la red convencional con la misión barrio adentro I y barrio adentro II, Estado Portuguesa.	Ambulatorio	202	11.930.173.363			11.930.173.363
490085000	Fortalecimiento del sistema de gestión hospitalaria del Estado Portuguesa.	Paciente atendido	777.444	56.004.302.050			56.004.302.050
490086000	Mejoramiento de la calidad de las condiciones sanitario-ambiental de las comunidades del Estado Portuguesa.	Registro	233.233	3.331.504.269			3.331.504.269
490087000	Fortalecimiento en la salud integral de la población del Estado Delta Amacuro barrio adentro III.	Persona atendida	441.000	8.882.208.263			8.882.208.263
490088000	Investigación para potenciar el desarrollo tecnológico en salud y mejoras en la calidad de vida.	Investigación	21	1.901.687.249			1.901.687.249
TOTAL				2.618.018.588.753	12.293.175.000		2.630.311.763.753

RESUMEN DE ACCIONES CENTRALIZADAS DEL ORGANISMO (BOLÍVARES)

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
490001000	Dirección y Coordinación de los Gastos de los Trabajadores	475.022.051.015			475.022.051.015
490002000	Gestión Administrativa	1.181.821.481.177			1.181.821.481.177
490003000	Previsión y Protección Social	141.942.579.055			141.942.579.055
	TOTAL	1.798.786.111. 247			1.798.786.111.247

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO.
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	19.682	133.922.399.988
- Directivo	191	2.915.246.790
- Profesional y Técnico	4.715	39.980.527.404
- Personal Administrativo	3.643	19.157.336.048
- Personal Médico	2.287	21.239.655.183
- Obrero	8.846	50.629.634.563
Personal Fijo a Tiempo Parcial	96	542.860.719
- Profesional y Técnico	34	153.629.583
- Personal Médico	62	389.231.136
Personal Contratado	4.343	38.661.423.886
- Empleados	1.714	22.675.926.666
- Obrero	2.629	15.985.497.220
TOTAL	24.121	173.126.684.593

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

Cod	Concepto	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.01	GASTOS DE PERSONAL	713.162.585.688			713.162.585.688
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	461.691.269.068			461.691.269.068
4.03	SERVICIOS NO PERSONALES	184.501.728.123			184.501.728.123
4.04	ACTIVOS REALES	50.062.759.440			50.062.759.440
4.07	TRANSFERENCIAS Y DONACIONES	2.998.142.810.796	12.293.175.000		3.010.435.985.796
4.11	DISMINUCION DE PASIVOS	9.243.546.885			9.243.546.885
	TOTAL	4.416.804.700.000	12.293.175.000		4.429.097.875.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	2.756.089.798.723	12.293.175.000		2.768.382.973.723
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.751.903.517.047	12.293.175.000		2.764.196.692.047
4.07.01.03.00	Transferencias corrientes internas al sector público	2.751.903.517.047	12.293.175.000		2.764.196.692.047
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	793.473.131.674	12.293.175.000		805.766.306.674
	- A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)	157.859.600.000			157.859.600.000
	- A0057 Instituto Nacional de Nutrición (INN)	230.213.100.000			230.213.100.000
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	249.242.331.674	12.293.175.000		261.535.506.674
	- A0083 Universidad de Los Andes (ULA)	12.000.000			12.000.000
	- A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	31.348.900.000			31.348.900.000
	- A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)	111.085.000.000			111.085.000.000
	- A0181 Servicio Autónomo Instituto de Biomedicina	4.219.700.000			4.219.700.000
	- A0306 Fundación "José Félix Ribas"(FUNDARIBAS)	4.152.000.000			4.152.000.000
	- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)	880.400.000			880.400.000
	- A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	4.460.100.000			4.460.100.000
4.07.01.03.10	Transferencias corrientes al Poder Estadal	1.956.430.385.373			1.956.430.385.373
	- E5000 Distrito Capital	189.179.728.808			189.179.728.808
	- E5200 Estado Anzoátegui	130.830.066.755			130.830.066.755
	- E5300 Estado Apure	78.452.670.027			78.452.670.027
	- E5400 Estado Aragua	136.703.596.657			136.703.596.657

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- E5600 Estado Bolivar	123.984.654.016			123.984.654.016
	- E5700 Estado Carabobo	151.451.170.866			151.451.170.866
	- E6000 Estado Falcón	65.154.312.349			65.154.312.349
	- E6200 Estado Lara	135.166.120.012			135.166.120.012
	- E6300 Estado Mérida	108.925.449.365			108.925.449.365
	- E6400 Estado Miranda	121.877.360.977			121.877.360.977
	- E6500 Estado Monagas	79.251.607.895			79.251.607.895
	- E6600 Estado Nueva Esparta	48.713.198.635			48.713.198.635
	- E6800 Estado Sucre	107.403.449.816			107.403.449.816
	- E6900 Estado Táchira	110.164.327.311			110.164.327.311
	- E7000 Estado Trujillo	111.185.630.685			111.185.630.685
	- E7100 Estado Yaracuy	62.300.477.851			62.300.477.851
	- E7200 Estado Zulia	195.686.563.348			195.686.563.348
4.07.01.03.11	Transferencias corrientes al Poder Municipal	2.000.000.000			2.000.000.000
	- E6419 Municipio Sucre	2.000.000.000			2.000.000.000
4.07.03.00.00	Transferencias y donaciones de capital internas	4.186.281.676			4.186.281.676
4.07.03.03.00	Transferencias de capital internas al sector público	4.186.281.676			4.186.281.676
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	4.186.281.676			4.186.281.676
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	4.186.281.676			4.186.281.676

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	20.777.040.575			20.777.040.575
4.07.01.00.00	Transferencias y donaciones corrientes internas	20.777.040.575			20.777.040.575
4.07.01.01.00	Transferencias corrientes internas al sector privado	20.777.040.575			20.777.040.575
4.07.01.01.70	Subsidios educacionales al sector privado	142.704.450			142.704.450
	- S0374 Escuela de Salud Pública.	97.704.450			97.704.450
	- S1108 Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB).	45.000.000			45.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
4.07.01.01.73	Subsidios a instituciones benéficas privadas	19.741.564.825			19.741.564.825
	- S0059 Asociación Civil Hermanitas de los Pobres, Hogar San José de la Montaña.	100.000.000			100.000.000
	- S0066 Asociación Civil Niña Madre.	2.980.000			2.980.000
	- S0101 Asociación Nacional contra la Parálisis Cerebral (ANAPACE)	100.000.000			100.000.000
	- S0138 Asociación Venezolana para Educación Sexual Alternativa (A.V.E.S.A.).	48.214.000			48.214.000
	- S0217 Centro de Orientación Familiar (COSFAM). Maracaibo, Estado Zulia.	50.000.000			50.000.000
	- S0272 Asociación Civil Pequeño Cottolengo Don Orione.	20.000.000			20.000.000
	- S0313 Cruz Roja Venezolana, Seccional Barinas	5.000.000			5.000.000
	- S0485 Federación Venezolana de Instituciones de Ciegos.	51.180.000			51.180.000
	- S0525 Fundación Carabobeña para la Atención de las Enfermedades Hematológicas (FUNCAHEM). Hospital Central de Valencia Unidad de Transplante de Médula.	370.000.000			370.000.000
	- S0584 Fundación del Niño Grave Hospital Central de Valencia.	50.000.000			50.000.000
	- S0585 Fundación del Niño	1.365.400.000			1.365.400.000
	- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	70.000.000			70.000.000
	- S0674 Fundación Presbítero José Manuel Alegría	6.000.000			6.000.000
	- S0704 Fundación Venezolana de Hipertensión Arterial, Zulia.	100.000.000			100.000.000
	- S0735 Hogar Clínica San Rafael, Estado Zulia	1.000.000.000			1.000.000.000
	- S0747 Hogares Crea de Venezuela	50.000.000			50.000.000
	- S0756 Hospital San Juan de Dios.	500.000.000			500.000.000
	- S0897 Religiosas Adoratrices Esclavas del Santísimo Sacramento y de la Caridad.	6.000.000			6.000.000
	- S0926 Sociedad Anticancerosa de Venezuela	3.499.490.825			3.499.490.825
	- S0928 Sociedad Anticancerosa del Estado Aragua.	300.000.000			300.000.000
	- S1046 Junta Representativa del Pacientado del Centro Dermatológico Doctor Martín Vegas	800.000			800.000
	- S1143 Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús.	2.500.000			2.500.000
	- S1144 Asilo de Ancianos de Biruaca, Estado Apure.	10.000.000			10.000.000
	- S1410 Hogar San Pablo, San Cristóbal, Estado Táchira.	150.000.000			150.000.000
	- S1415 Residencia Geriátrica Padre Lizardo, San Cristóbal, Estado Táchira.	150.000.000			150.000.000
	- S1535 Sociedad Anticancerosa del Estado Apure	40.000.000			40.000.000
	- S1536 Fundación para la Asistencia de la Salud del Estado Apure	40.000.000			40.000.000
	- S1552 Fundación Hospital de Especialidades Pediátricas	10.000.000.000			10.000.000.000
	- S1553 Banco de Sillas de Ruedas BANDESIR - Estado Zulia	150.000.000			150.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1554 Fundación Salud y Educación Ambiental del Estado Nueva Esparta	100.000.000			100.000.000
	- S1556 Centro de Investigaciones Endocrino metabólicas Dr. Félix Gómez - Estado Zulia	50.000.000			50.000.000
	- S1561 Fundación Hospital de Táriba "FUNDAHOSTA"	100.000.000			100.000.000
	- S1562 A.C. Hermanitas de los Pobres de Maiquetía "Hospital San Antonio de Táriba"	150.000.000			150.000.000
	- S1819 Fundación de Amigos de Niños con Cáncer - Zulia	644.000.000			644.000.000
	- S1821 SAUCI - Sociedad de Amigos de la Unidad de Cuidados Intensivos, Hospital Pediátrico Agustin Zubillaga, Barquisimeto, Estado Lara	60.000.000			60.000.000
	- S1823 SUMEDLARA - Suministros de Medicamentos - Quimioterapias - Niños y Adultos con Cáncer, Barquisimeto, Estado Lara	100.000.000			100.000.000
	- S1828 Fundación para la Salud y Educación Ambiental del Zulia (FUNSEAZ)	50.000.000			50.000.000
	- S1847 Fundación Casa del Abuelo de Cabimas	50.000.000			50.000.000
	- S1886 Fundación Amigos de la Mujer con cáncer de Mama (FAMAC)	100.000.000			100.000.000
	- S1887 Fundación para el Trasplante de Médula Ósea	100.000.000			100.000.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	65.671.300			65.671.300
	- S0917 Sindicato Único Nacional de Empleados Públicos (S.U.N.E.P.)	46.671.300			46.671.300
	- S1540 Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela	1.000.000			1.000.000
	- S1873 Federación Nacional de Sindicatos Regionales, Sectoriales y Conexos de Trabajadores de la Salud (FENASIRTRASALUD)	18.000.000			18.000.000
4.07.01.01.78	Subsidios científicos al sector privado	527.100.000			527.100.000
	- S0653 Fundación para el Estudio de la Corea de Huntinton en el Zulia.	200.000.000			200.000.000
	- S1246 Centro Nacional de Referencia en Inmunología Clínica. Convenio UCV - SAS	327.100.000			327.100.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	300.000.000			300.000.000
	- S0959 Subsidios Eventuales Diversos	300.000.000			300.000.000

PROYECTO:	Atención integral a niños, niñas, adolescentes y adultos con fibrosis quísticas
UNIDAD DE MEDIDA:	Centro medico asistencial
CANTIDAD	42
ASIGNACIÓN PRESUPUESTARIA:	7.761.535.367
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Controlar y reducir la morbimortalidad de la población
OBJETIVOS ESPECIFICOS:	Establecer la red de atención de barrio adentro II y III de fibrosis quística al sistema publico nacional de salud
RESULTADO:	Red de servicios por niveles de atención integrados y funcionando como unidades de atención integral para responder a la demanda de los pacientes con fibrosis quística

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	388.382.367				388.382.367
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	6.190.015.000				6.190.015.000
4.03	SERVICIOS NO PERSONALES	559.138.000				559.138.000
4.04	ACTIVOS REALES	624.000.000				624.000.000
	TOTAL	7.761.535.367				7.761.535.367

PROYECTO:	Personas con acceso a tratamiento antirreumático continuo, garantizando el suministro de medicamentos
UNIDAD DE MEDIDA:	Paciente
CANTIDAD	2.111
ASIGNACIÓN PRESUPUESTARIA:	500.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Controlar y reducir la morbimortalidad de la población por enfermedades reumáticas
OBJETIVOS ESPECIFICOS:	Acceso de la población integral en enfermedades reumáticas
RESULTADO:	Personas con acceso a tratamiento continuo, garantizando el suministro de medicamentos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	500.000.000				500.000.000
	TOTAL	500.000.000				500.000.000

PROYECTO:	Atención integral en salud mental
UNIDAD DE MEDIDA:	Centro médico asistencial
CANTIDAD	1.500
ASIGNACIÓN PRESUPUESTARIA:	30.000.000.000
AREA ESTRATEGICA:	Equilibrio Social
OBJETIVO ESTRATEGICO:	Abordar problemas de salud pública y desarrollo social a través de intervenciones, estrategias o mediante el control de factores asociados a los mismos
OBJETIVOS ESPECIFICOS:	Porcentaje de establecimientos con el enfoque de atención en salud mental
RESULTADO:	Atención integral oportuna accesible y disponible para las personas que presentan problemas de salud mental

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	6.000.000.000				6.000.000.000
4.03	SERVICIOS NO PERSONALES	24.000.000.000				24.000.000.000
	TOTAL	30.000.000.000				30.000.000.000

PROYECTO:	Prevención y control de infecciones de transmisión sexual
UNIDAD DE MEDIDA:	Persona atendida
CANTIDAD	483.125
ASIGNACIÓN PRESUPUESTARIA:	77.300.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Controlar y reducir la morbimortalidad de la población por enfermedades
OBJETIVOS ESPECIFICOS:	Detener el aumento de la morbimortalidad por infecciones de transmisión sexual (ITS)
RESULTADO:	Promoción, previsión, diagnostico, atención integral y tratamiento a personas en riesgo de enfermar o morir por ITS

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	77.200.000.000				77.200.000.000
4.03	SERVICIOS NO PERSONALES	100.000.000				100.000.000
	TOTAL	**77.300.000.000**				**77.300.000.000**

PROYECTO:	Protección, promoción y apoyo a la lactancia materna como estrategia para disminuir la prevalencia de la desnutrición de niños y niñas menores de dos años
UNIDAD DE MEDIDA:	Niño (a)
CANTIDAD	200.000
ASIGNACIÓN PRESUPUESTARIA:	3.000.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Disminuir la brechas sociales e inequidades en territorios sociales, grupos priorizados de la población o ciclo de vida, contribuyendo a elevar la calidad de vida
OBJETIVOS ESPECIFICOS:	Disminuir el 1% la prevalencia de la desnutrición en niños y niñas menores de dos años Impulsando la practica de la lactancia materna y la alimentación complementaria oportuna, Adecuada como estrategia de supervivencia Infantil, seguridad alimentaria y calidad de vida
RESULTADO:	Promoción y practica de la lactancia materna

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	18.000.000				18.000.000
4.03	SERVICIOS NO PERSONALES	208.499.020				208.499.020
4.04	ACTIVOS REALES	2.773.500.980				2.773.500.980
	TOTAL	3.000.000.000				3.000.000.000

PROYECTO:	Control, eliminación y erradicación de las enfermedades prevenibles por vacunas
UNIDAD DE MEDIDA:	Vacuna
CANTIDAD	25.000.000
ASIGNACIÓN PRESUPUESTARIA:	106.040.057.489
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Abordar problemas de salud pública y desarrollo social a través de intervenciones estratégicas o mediante el control de factores asociados a los mismos
OBJETIVOS ESPECIFICOS:	Avanzar en el control, eliminación y erradicación de las enfermedades prevenibles por vacunas
RESULTADO:	Personas protegidas contra enfermedades prevenibles por vacunas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	21.983.176.000				21.983.176.000
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	67.985.339.939				67.985.339.939
4.03	SERVICIOS NO PERSONALES	14.636.884.550				14.636.884.550
4.04	ACTIVOS REALES	1.434.657.000				1.434.657.000
	TOTAL	106.040.057.489				106.040.057.489

PROYECTO:	Implementar un sistema de vigilancia y control de establecimientos, equipos materiales de salud con el fin de minimizar incidencia negativa en salud de la población venezolana por el uso de los mismos sin poseer registro sanitario
UNIDAD DE MEDIDA:	Inspección
CANTIDAD	10.000
ASIGNACIÓN PRESUPUESTARIA:	700.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Fortalecer la soberanía como país y la capacidad rectora del Ministerio de Salud
OBJETIVOS ESPECIFICOS:	Fortalecer el sistema de vigilancia y control sanitario de los establecimientos, equipos y materiales de salud, con el fin de minimizar la incidencia negativa en salud
RESULTADO:	Establecimiento, materiales y equipos de salud en optimas condiciones de uso y consumo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	308.672.000				308.672.000
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	82.000.000				82.000.000
4.03	SERVICIOS NO PERSONALES	175.000.000				175.000.000
4.04	ACTIVOS REALES	134.328.000				134.328.000
	TOTAL	**700.000.000**				**700.000.000**

PROYECTO: Proyecto nacional de identidad yo soy
UNIDAD DE MEDIDA: Niño (a) registrado
CANTIDAD 400.000
ASIGNACIÓN PRESUPUESTARIA: 2.144.527.534
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Disminuir las brechas sociales e inequidades en territorios sociales, grupos priorizados de la población o ciclos de vida, contribuyendo a elevar la calidad de vida
OBJETIVOS ESPECIFICOS: Disminuir el porcentaje de niños, niñas que no están registrados legalmente por medio del aumento del N° de unidades hospitalarias de registros civil de nacimientos (UHRCN)
RESULTADO: Niños(as) y adolescentes registrados oportunamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	270.425.277				270.425.277
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	334.688.600				334.688.600
4.03	SERVICIOS NO PERSONALES	610.413.657				610.413.657
4.04	ACTIVOS REALES	929.000.000				929.000.000
	TOTAL	2.144.527.534				2.144.527.534

PROYECTO:	Maternidad segura para reducir la muerte materna
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	490.827
ASIGNACIÓN PRESUPUESTARIA:	6.000.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Disminuir las brechas sociales e inequidades en territorios sociales, grupos priorizados de la población o por ciclos de vida contribuyendo a elevar la calidad de vida
OBJETIVOS ESPECIFICOS:	Garantizar la salud a la mujer y a su entorno familiar durante el embarazo, parto y puerperio para evitar la muerte materna, con especial énfasis en aquellas embarazadas que habitan en poblaciones urbanas, rurales e indígenas y se encuentren en situación de alto riesgo social
RESULTADO:	Atención en maternidad segura a embarazadas, para evitar mortalidad materna

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	6.000.000.000				6.000.000.000
	TOTAL	**6.000.000.000**				**6.000.000.000**

PROYECTO:	Reducción de la mortalidad infantil y una infancia y adolescencia saludable
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	500.000
ASIGNACIÓN PRESUPUESTARIA:	7.000.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Disminuir las brechas sociales e inequidades en territorios sociales, grupos priorizados de la población o por ciclo de vida contribuyendo a elevar la calidad de vida
OBJETIVOS ESPECIFICOS:	Disminuir la mortalidad de la población infantil de Venezuela por causas injustas, prevenibles y evitables
RESULTADO:	Atención integral y humanizada en salud desde la vida intrauterina hasta la adolescencia para la reducción de la mortalidad infantil con énfasis en la etapa neonatal

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	6.998.460.000				6.998.460.000
4.03	SERVICIOS NO PERSONALES	1.540.000				1.540.000
	TOTAL	7.000.000.000				7.000.000.000

PROYECTO:	Iniciativa cardiovascular, renal, endocrinometabólico "CAREM", un proyecto de vida saludable
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	1.362.852
ASIGNACIÓN PRESUPUESTARIA:	6.671.305.052
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Controlar y reducir la morbimortalidad de la población de las enfermedades cardiovasculares, renales y endocrino metabólicas
OBJETIVOS ESPECIFICOS:	Disminuir la mortalidad evitable por enfermedades cardiovasculares, renales y endocrinometabólicas
RESULTADO:	Atención oportuna e integral (promoción, prevención, diagnostico, tratamiento y rehabilitación) a personas en riesgo de enfermedades cardiovasculares, renales y endocrinometabólicas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	6.519.505.052				6.519.505.052
4.03	SERVICIOS NO PERSONALES	151.800.000				151.800.000
	TOTAL	**6.671.305.052**				**6.671.305.052**

PROYECTO:	Implementar un sistema de vigilancia y control sanitario que permita reducir las enfermedades transmitidas por alimentos en la población venezolana
UNIDAD DE MEDIDA:	Inspección
CANTIDAD	50.000
ASIGNACIÓN PRESUPUESTARIA:	596.111.008
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Abordar problemas de salud pública y desarrollo social a través de intervenciones estratégicas o mediante el control de factores asociados a los mismos
OBJETIVOS ESPECIFICOS:	Reducir los factores de riesgos que inciden en la transmisión de enfermedades por el consumo de alimentos no seguros, mediante el fortalecimiento de la vigilancia y control en la fabricación, exportación, almacenamiento, distribución y comercialización de alimentos
RESULTADO:	Reducción de los factores de riesgos que inciden en las enfermedades transmitidas por alimentos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	195.280.000				195.280.000
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	122.881.612				122.881.612
4.03	SERVICIOS NO PERSONALES	114.895.300				114.895.300
4.04	ACTIVOS REALES	163.054.096				163.054.096
	TOTAL	**596.111.008**				**596.111.008**

PROYECTO:	Organización y capacitación de comités de salud
UNIDAD DE MEDIDA:	Comité organizador apoyado
CANTIDAD	1.800
ASIGNACIÓN PRESUPUESTARIA:	1.359.903.134
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema público nacional de salud
OBJETIVOS ESPECIFICOS:	Contribuir en el fortalecimiento de una estructura social a través de los comités de salud para el ejercicio de la capacitación protagónica como mandato constitucional en el contexto de una visión de salud y calidad de vida en el ámbito nacional
RESULTADO:	Organización, capacitación y educación de los comités de salud

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	321.863.197				321.863.197
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	187.910.000				187.910.000
4.03	SERVICIOS NO PERSONALES	656.629.937				656.629.937
4.04	ACTIVOS REALES	193.500.000				193.500.000
	TOTAL	**1.359.903.134**				**1.359.903.134**

PROYECTO:	Profundización de la promoción y educación para la salud a través de los consultorios populares Misión barrio adentro I (MBAI) vargas
UNIDAD DE MEDIDA:	Persona atendida
CANTIDAD	240.117
ASIGNACIÓN PRESUPUESTARIA:	7.751.374.793
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Salud y calidad de vida para todos
RESULTADO:	Aumento de la cobertura a través de la mejora y equidad de atención en los ambulatorios convertidos en consultorios populares

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	2.514.058.637				2.514.058.637
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	3.739.507.489				3.739.507.489
4.03	SERVICIOS NO PERSONALES	1.281.970.795				1.281.970.795
4.04	ACTIVOS REALES	215.837.872				215.837.872
	TOTAL	7.751.374.793				7.751.374.793

PROYECTO:	Atención integral en salud para personas con discapacidad
UNIDAD DE MEDIDA:	Persona atendida
CANTIDAD	1.000.000
ASIGNACIÓN PRESUPUESTARIA:	1.541.678.198
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Disminuir las brechas sociales e inequidades en territorios sociales, grupos priorizados de la población o por ciclo de vida, contribuyendo a elevar la calidad de vida
OBJETIVOS ESPECIFICOS:	Atender integralmente en salud a las personas con discapacidad
RESULTADO:	Atención a la población con discapacidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	313.678.861				313.678.861
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	68.876.557				68.876.557
4.03	SERVICIOS NO PERSONALES	728.562.280				728.562.280
4.04	ACTIVOS REALES	430.560.500				430.560.500
	TOTAL	**1.541.678.198**				**1.541.678.198**

PROYECTO:	Fortalecimiento y consolidación de barrio adentro I (cojedes)
UNIDAD DE MEDIDA:	Consulta
CANTIDAD	132.000
ASIGNACIÓN PRESUPUESTARIA:	4.076.020.372
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial el spnus
OBJETIVOS ESPECIFICOS:	Aumentar la capacidad de la atención primaria y reducir la morbimortalidad del estado cojedes
RESULTADO:	Aumentar a 90% la cobertura de atención integral a nivel de la red ambulatoria actual

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	994.160.372				994.160.372
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	2.851.694.940				2.851.694.940
4.03	SERVICIOS NO PERSONALES	230.165.060				230.165.060
	TOTAL	**4.076.020.372**				**4.076.020.372**

PROYECTO: Fortalecimiento del sistema nacional de vigilancia de enfermedades transmitidas por insectos y reservorios
UNIDAD DE MEDIDA: Persona atendida
CANTIDAD 3.720.803
ASIGNACIÓN PRESUPUESTARIA: 10.000.000.000
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Abordar problemas de salud publica y desarrollo social a través de intervenciones estratégicas o mediante el control de factores asociados a los mismos
OBJETIVOS ESPECIFICOS: Reducir la morbilidad de la población con enfermedades transmitidas por insectos y reservorios
RESULTADO: Disminución de la infectación por insectos intra-domiciliaria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	5.700.000.000				5.700.000.000
4.03	SERVICIOS NO PERSONALES	3.087.000.000				3.087.000.000
4.04	ACTIVOS REALES	1.213.000.000				1.213.000.000
	TOTAL	10.000.000.000				10.000.000.000

PROYECTO:	Fortalecimiento de (MBA III) Estado Vargas
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	48.218
ASIGNACIÓN PRESUPUESTARIA:	18.984.708.724
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema público de salud
OBJETIVOS ESPECIFICOS:	Salud y calidad de vida para todos
RESULTADO:	Atención integral al usuario de las clínicas y de pacientes de hospitalización crónicos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	15.301.445.686				15.301.445.686
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	2.681.771.883				2.681.771.883
4.03	SERVICIOS NO PERSONALES	852.064.936				852.064.936
4.04	ACTIVOS REALES	149.426.219				149.426.219
	TOTAL	**18.984.708.724**				**18.984.708.724**

PROYECTO:	Fortalecimiento y consolidación de barrio adentro II (Cojedes)
UNIDAD DE MEDIDA:	Consulta
CANTIDAD	88.320
ASIGNACIÓN PRESUPUESTARIA:	2.380.222.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del SPNUS
OBJETIVOS ESPECIFICOS:	Aumentar la capacidad de atención integral reforzando las acciones de los programas preventivos y curativos
RESULTADO:	Incrementar la cobertura de atención integral en el segundo nivel

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	2.103.475.600				2.103.475.600
4.03	SERVICIOS NO PERSONALES	200.511.000				200.511.000
4.04	ACTIVOS REALES	76.235.400				76.235.400
	TOTAL	2.380.222.000				2.380.222.000

PROYECTO:	Red nacional oncológica integral
UNIDAD DE MEDIDA:	Centro médico asistencial
CANTIDAD	1.280
ASIGNACIÓN PRESUPUESTARIA:	70.000.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Controlar y reducir la morbimortalidad de la población por enfermedades
OBJETIVOS ESPECIFICOS:	Establecer una red integrada de servicios de atención oncológica, integral y suficiente que responda ala demanda de atención de los enfermos con cáncer a nivel nacional
RESULTADO:	Establecimientos de atención publica oncológica integrados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	70.000.000.000				70.000.000.000
	TOTAL	70.000.000.000				70.000.000.000

PROYECTO: Barrio adentro III atención integral de salud en los establecimientos hospitalarios a la población del estado cojedes
UNIDAD DE MEDIDA: Consulta
CANTIDAD 48.000
ASIGNACIÓN PRESUPUESTARIA: 32.846.049.220
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS: Dar una atención oportuna y de calidad a toda la población del Estado Cojedes
RESULTADO: Atención médica de calidad y oportuna

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	19.877.307.488				19.877.307.488
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	10.841.944.909				10.841.944.909
4.03	SERVICIOS NO PERSONALES	2.126.796.823				2.126.796.823
	TOTAL	32.846.049.220				32.846.049.220

PROYECTO:	Fortalecer la atención del asma y las enfermedades pulmonares obstructivas crónicas (EPOC) con intervenciones de salud pública
UNIDAD DE MEDIDA:	Centro médico asistencial
CANTIDAD	51
ASIGNACIÓN PRESUPUESTARIA:	230.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Controlar y reducir la morbimortalidad de la población por enfermedades pulmonares
OBJETIVOS ESPECIFICOS:	Fortalecer la atención del asma y época, en el primer nivel de atención
RESULTADO:	Establecimiento de salud aplicando atención integral del asma y enfermedades pulmonares obstructivas crónicas (EPOC)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	175.000.000				175.000.000
4.03	SERVICIOS NO PERSONALES	35.000.000				35.000.000
4.04	ACTIVOS REALES	20.000.000				20.000.000
	TOTAL	**230.000.000**				**230.000.000**

PROYECTO:	Vigilancia y gestión de riesgo físico-químico presentes en el ambiente laboral, doméstico y recreacional
UNIDAD DE MEDIDA:	Comunidad
CANTIDAD	100
ASIGNACIÓN PRESUPUESTARIA:	1.000.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Abordar problemas de salud publica a través de intervenciones estratégicas o mediante el control de factores asociados a los mismos
OBJETIVOS ESPECIFICOS:	Fortalecer las capacidades comunitarias municipales e institucionales para la gestión de riesgos sanitarios ambientales
RESULTADO:	Comunidades capacitadas y fortalecidas para el desarrollo de planes municipales de control de riesgo sanitario ambiental

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	240.206.721				240.206.721
4.03	SERVICIOS NO PERSONALES	471.793.279				471.793.279
4.04	ACTIVOS REALES	288.000.000				288.000.000
	TOTAL	1.000.000.000				1.000.000.000

PROYECTO:	Prevención de la ceguera implementando la misión milagro Venezuela
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	23.380
ASIGNACIÓN PRESUPUESTARIA:	6.098.312.751
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Disminuir las brechas sociales e inequidades en territorios sociales, grupos priorizados de la población o por ciclos de vida, construyendo a elevar la calidad de vida.
OBJETIVOS ESPECIFICOS:	Disminuir la prevalencia de ceguera en la población venezolana
RESULTADO:	Pacientes con ceguera diagnosticado y tratado

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	819.665.603				819.665.603
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	2.560.637.970				2.560.637.970
4.03	SERVICIOS NO PERSONALES	1.057.095.736				1.057.095.736
4.04	ACTIVOS REALES	1.660.913.442				1.660.913.442
	TOTAL	**6.098.312.751**				**6.098.312.751**

PROYECTO:	Comunidad informada
UNIDAD DE MEDIDA:	Persona
CANTIDAD	12.000.000
ASIGNACIÓN PRESUPUESTARIA:	30.000.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Fortalecer la soberanía como país y la capacidad rectora de ministerio de salud
OBJETIVOS ESPECIFICOS:	Promover en la comunidad comportamientos y actitudes que favorezcan su calidad de vida
RESULTADO:	Población con información suficiente y veraz en materia de salud

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	66.306.900				66.306.900
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	748.944.000				748.944.000
4.03	SERVICIOS NO PERSONALES	27.462.749.100				27.462.749.100
4.04	ACTIVOS REALES	1.722.000.000				1.722.000.000
	TOTAL	**30.000.000.000**				**30.000.000.000**

PROYECTO:	Estudio de vulnerabilidad de hospitales tipo IV para el fortalecimiento de hospitales seguros, insertos dentro de la red de emergencia y sus componentes, centros reguladores, comunicación biomédica y personal capacitado
UNIDAD DE MEDIDA:	Centro médico asistencial
CANTIDAD	20
ASIGNACIÓN PRESUPUESTARIA:	41.296.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidad la nueva estructura social
OBJETIVOS ESPECIFICOS:	Garantizar el estudio para disminución de la vulnerabilidad de 20 hospitales insertos en la red de emergencia donde se brinda la atención a victimas productos de las situaciones de emergencia y desastres coordinados por centros reguladores interconectados para la utilización
RESULTADO:	Hospitales tipo IN evaluados y seguros. centros reguladores mejorados en los estados de mayor vulnerabilidad, normas y reglamentos diseñados, aprobados y aplicados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	1.194.850.000				1.194.850.000
4.03	SERVICIOS NO PERSONALES	28.688.300.000				28.688.300.000
4.04	ACTIVOS REALES	11.412.850.000				11.412.850.000
	TOTAL	**41.296.000.000**				**41.296.000.000**

PROYECTO: Fortalecimiento de la capacidad rectora del mes en la gestión hospitalaria
UNIDAD DE MEDIDA: Centro médico asistencial
CANTIDAD 299
ASIGNACIÓN PRESUPUESTARIA: 393.851.338
AREA ESTRATEGICA: Equilibrio Social
OBJETIVO ESTRATEGICO: Fortalecer la soberanía como país y la capacidad rectora de MS
OBJETIVOS ESPECIFICOS: Fortalecer la capacidad rectora del mes de la gestión hospitalaria (sistema de información, vigilancia epidemiológica y sistema de regulación)
RESULTADO: Red hospitalaria fortalecida

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	56.930.000				56.930.000
4.03	SERVICIOS NO PERSONALES	336.921.338				336.921.338
	TOTAL	393.851.338				393.851.338

PROYECTO:	Fijación ósea al alcance de todos (dotación de material de osteosíntesis prótesis y ortesis)
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	5.763
ASIGNACIÓN PRESUPUESTARIA:	9.000.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Actuar en intervenciones especificas transcendentes
OBJETIVOS ESPECIFICOS:	Garantizar a la población venezolana accesibilidad en la atención médica oportuna y de calidad en la solución de problemas médicos quirúrgicos que requieran colocación de material de osteosíntesis prótesis y ortesis
RESULTADO:	Pacientes egresados de los hospitales con material de osteosíntesis por tipo

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	9.000.000.000				9.000.000.000
	TOTAL	9.000.000.000				9.000.000.000

PROYECTO: Fortalecimiento y consolidación de barrio adentro I en el Estado Guárico
UNIDAD DE MEDIDA: Paciente atendido
CANTIDAD 250.000
ASIGNACIÓN PRESUPUESTARIA: 12.039.379.879
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS: Fortalecimiento y consolidación de barrio adentro I
RESULTADO: Atención primaria en salud a la población de escasos recursos económicos

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	4.581.206.665				4.581.206.665
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	6.467.465.879				6.467.465.879
4.03	SERVICIOS NO PERSONALES	935.466.611				935.466.611
4.04	ACTIVOS REALES	55.240.724				55.240.724
	TOTAL	12.039.379.879				12.039.379.879

PROYECTO:	Salud bucal integral y rehabilitación protésica generando sonrisas a la población venezolana
UNIDAD DE MEDIDA:	Población atendida
CANTIDAD	1.287.229
ASIGNACIÓN PRESUPUESTARIA:	3.500.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema publico nacional de salud
OBJETIVOS ESPECIFICOS:	Contribuir a la igualdad de oportunidad de atención resolviendo los problemas de salud bucal a través de la promoción, prevención, restauración y rehabilitación, afín de mejorar la salud bucal integral de la población venezolana
RESULTADO:	Mejorar la atención odontológica como componente integral de la salud de la población fortaleciendo la instalación de sillones odontológicos en los servicios, implementando laboratorios dentales protésicos gratuitos para la rehabilitación del paciente, todo esto para disminuir la brecha social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	407.014.257				407.014.257
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	670.135.600				670.135.600
4.03	SERVICIOS NO PERSONALES	129.052.666				129.052.666
4.04	ACTIVOS REALES	2.293.797.477				2.293.797.477
	TOTAL	3.500.000.000				3.500.000.000

PROYECTO: Prevención y control del tabaquismo en Venezuela
UNIDAD DE MEDIDA: Caso
CANTIDAD 200.000
ASIGNACIÓN PRESUPUESTARIA: 10.000.000.000
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Abordar problemas de salud pública a través de intervenciones estratégicas o mediante el control factores asociados a los mismos
OBJETIVOS ESPECIFICOS: Disminuir efecto sobre la salud provocados por el tabaquismo
RESULTADO: Reducción de morbi mortalidad asociados al consumo de cigarrillos y la exposición al humo ambiental del tabaco

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	255.140.378				255.140.378
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	9.370.695.319				9.370.695.319
4.03	SERVICIOS NO PERSONALES	288.163.610				288.163.610
4.04	ACTIVOS REALES	86.000.693				86.000.693
	TOTAL	10.000.000.000				10.000.000.000

PROYECTO:	Promoviendo vida con la vida a través de la sangre, componentes y hemoderivados
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	150.000
ASIGNACIÓN PRESUPUESTARIA:	52.000.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Abordar problemas de salud publica y de desarrollo social a través de inversiones estratégicas o mediante el control de factores asociados a los mismos
OBJETIVOS ESPECIFICOS:	Garantizar a la población venezolano sangre segura de manera oportuna para satisfacer la demanda transfusional.
RESULTADO:	Unidades de sangre componentes y derivados disponibles

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	41.942.400.000				41.942.400.000
4.03	SERVICIOS NO PERSONALES	1.057.600.000				1.057.600.000
4.04	ACTIVOS REALES	9.000.000.000				9.000.000.000
	TOTAL	**52.000.000.000**				**52.000.000.000**

PROYECTO:	Formación y capacitación de profesionales para fortalecer y consolidar el sistema público nacional de salud en las misiones de barrio adentro I, II y III
UNIDAD DE MEDIDA:	Persona adiestrada
CANTIDAD	5.377
ASIGNACIÓN PRESUPUESTARIA:	80.000.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Fortalecer la soberanía como país y la capacidad rectora del ministerio de salud
OBJETIVOS ESPECIFICOS:	Contribuir en la consolidación del sistema público nacional de salud, a través de la formación de profesionales en salud
RESULTADO:	Formación y capacitación de profesionales en las distintas áreas de salud, que respondan al modelo de democracia participativa, para garantizar el fortalecimiento y la consolidación del sistema público nacional de salud

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	12.854.406.712				12.854.406.712
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	201.355.565				201.355.565
4.03	SERVICIOS NO PERSONALES	262.705.320				262.705.320
4.04	ACTIVOS REALES	133.305.000				133.305.000
4.07	TRANSFERENCIAS Y DONACIONES	66.548.227.403				66.548.227.403
	TOTAL	80.000.000.000				80.000.000.000

PROYECTO:	Fortalecimiento del sistema de vigilancia epidemiológico de las enfermedades endémicas, infecciosas, emergentes y reemergentes del país.
UNIDAD DE MEDIDA:	Control realizado
CANTIDAD	18
ASIGNACIÓN PRESUPUESTARIA:	4.000.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Fortalecer la soberania como país y la capacidad rectora del ministerio de salud.
OBJETIVOS ESPECIFICOS:	Coordinar las actividades de detección, investigación, control y monitoreo de las enfermedades y condiciones de notificación obligatoria y de trascendencia en la Población a nivel nacional.
RESULTADO:	Información oportuna, para la toma de decisiones orientada a acciones de prevención y control de brotes y epidemias.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	157.799.964				157.799.964
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	1.989.996.320				1.989.996.320
4.03	SERVICIOS NO PERSONALES	1.503.376.869				1.503.376.869
4.04	ACTIVOS REALES	348.826.847				348.826.847
	TOTAL	4.000.000.000				4.000.000.000

PROYECTO: Mejorar la gestión de calidad del medicamento en el sistema de salud
UNIDAD DE MEDIDA: Centro fortalecido
CANTIDAD 15
ASIGNACIÓN PRESUPUESTARIA: 1.155.039.362
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Fortalecer la soberanía como país y la capacidad rectora del MS
OBJETIVOS ESPECIFICOS: Mejorar la gestión de calidad del medicamento en el sistema público nacional de salud
RESULTADO: Mejora en la efectividad y eficiencia en la prescripción farmacéutica y dispensación de medicamentos en los establecimientos de salud hospitalarios

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	442.920.000				442.920.000
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	188.321.830				188.321.830
4.03	SERVICIOS NO PERSONALES	250.070.847				250.070.847
4.04	ACTIVOS REALES	273.726.685				273.726.685
	TOTAL	**1.155.039.362**				**1.155.039.362**

PROYECTO:	Fortalecimiento de programas de salud ambiental y contraloría sanitaria en el Estado Guárico
UNIDAD DE MEDIDA:	Inspecciones / visita
CANTIDAD	40.000
ASIGNACIÓN PRESUPUESTARIA:	2.360.710.919
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Rehabilitar, desarrollar y fortalecer mecanismos de prevención, promoción y control de programas de salud ambiental y contraloría sanitaria en el Estado Guárico
RESULTADO:	Control y vigilancia epidemiológica

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	1.535.505.857				1.535.505.857
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	462.844.952				462.844.952
4.03	SERVICIOS NO PERSONALES	306.640.110				306.640.110
4.04	ACTIVOS REALES	55.720.000				55.720.000
	TOTAL	**2.360.710.919**				**2.360.710.919**

PROYECTO:	Reconversión de la red convencional de hospitales a misión barrio adentro III Estado. Guárico.
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	298.400
ASIGNACIÓN PRESUPUESTARIA:	50.801.955.110
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de nueva estructura social
OBJETIVOS ESPECIFICOS:	Fortalecimiento y consolidación de barrio adentro III
RESULTADO:	población de escasos recursos económicos atendida en establecimiento de alta complejidad

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	44.740.967.498				44.740.967.498
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	5.268.385.293				5.268.385.293
4.03	SERVICIOS NO PERSONALES	792.602.319				792.602.319
	TOTAL	50.801.955.110				50.801.955.110

PROYECTO: Plan nacional para atender oportuna y eficientemente a los pacientes con requerimiento de transplantes
UNIDAD DE MEDIDA: Transplante
CANTIDAD 374
ASIGNACIÓN PRESUPUESTARIA: 8.582.100.000
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Actuar en intervenciones especificas trascendentes
OBJETIVOS ESPECIFICOS: Satisfacer la demanda de los pacientes que requieran transplantes
RESULTADO: Atención integral pre-transplante, transplante y post transplante de los pacientes que requieren tratamiento a fin de agilizar la entrada en la lista de espera y la realización del transplante

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	600.000.000				600.000.000
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	6.912.100.000				6.912.100.000
4.03	SERVICIOS NO PERSONALES	670.000.000				670.000.000
4.04	ACTIVOS REALES	400.000.000				400.000.000
	TOTAL	8.582.100.000				8.582.100.000

PROYECTO:	Prevenir y controlar la mortalidad por tuberculosis
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	10.000
ASIGNACIÓN PRESUPUESTARIA:	2.510.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Controlar y reducir la morbilidad de la población por enfermedades
OBJETIVOS ESPECIFICOS:	Detener la incidencia de los casos de tuberculosis Bk positiva
RESULTADO:	Pacientes con tuberculosis atendidos integralmente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	2.500.000.000				2.500.000.000
4.04	ACTIVOS REALES	10.000.000				10.000.000
	TOTAL	2.510.000.000				2.510.000.000

PROYECTO:	Transferencias para financiar el proyecto del Instituto Autónomo Hospital Universitario de Caracas.
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	106.881.400.000
ASIGNACIÓN PRESUPUESTARIA:	106.881.400.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, Integrar y consolidar la red asistencial del sistema público nacional de salud (barrio adentro III)
OBJETIVOS ESPECIFICOS:	Satisfacer la demanda por servicios médicos a la población
RESULTADO:	Prestar servicio medico integral a la población

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	106.881.400.000				106.881.400.000
	TOTAL	**106.881.400.000**				**106.881.400.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	106.881.400.000				106.881.400.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	106.881.400.000				106.881.400.000
4.07.01.03.00	Transferencias corrientes internas al sector público	106.881.400.000				106.881.400.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	106.881.400.000				106.881.400.000
	- A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)	106.881.400.000				106.881.400.000

PROYECTO:	Transferencia para financiar el proyecto del Servicio Autónomo Instituto de Altos Estudios Dr. Arnoldo Gabaldón
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	2.950.100.000
ASIGNACIÓN PRESUPUESTARIA:	2.950.100.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Acelerar la creación de la institucionalidad del aparato del estado
OBJETIVOS ESPECIFICOS:	Contribuir con la formación de talento humano en salud pública que consolidaran el sistema público nacional de salud
RESULTADO:	Postgrados, residencias, diplomados, cursos y talleres en salud pública

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	2.950.100.000				2.950.100.000
	TOTAL	**2.950.100.000**				**2.950.100.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	2.950.100.000				2.950.100.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.950.100.000				2.950.100.000
4.07.01.03.00	Transferencias corrientes internas al sector público	2.950.100.000				2.950.100.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.950.100.000				2.950.100.000
	- A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	2.950.100.000				2.950.100.000

PROYECTO:	Transferencias para financiar los proyectos del Distrito Capital
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	125.475.895.796
ASIGNACIÓN PRESUPUESTARIA:	125.475.895.796
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integral de salud
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	125.475.895.796				125.475.895.796
	TOTAL	125.475.895.796				125.475.895.796

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	125.475.895.796				125.475.895.796
4.07.01.00.00	Transferencias y donaciones corrientes internas	125.475.895.796				125.475.895.796
4.07.01.03.00	Transferencias corrientes internas al sector público	125.475.895.796				125.475.895.796
4.07.01.03.10	Transferencias corrientes al Poder Estadal	125.475.895.796				125.475.895.796
	- E5000 Distrito Capital	125.475.895.796				125.475.895.796

PROYECTO:	Transferencias para financiar los proyectos del Estado Anzoátegui
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	94.262.681.248
ASIGNACIÓN PRESUPUESTARIA:	94.262.681.248
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integral de salud
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	94.262.681.248				94.262.681.248
	TOTAL	94.262.681.248				94.262.681.248

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	94.262.681.248				94.262.681.248
4.07.01.00.00	Transferencias y donaciones corrientes internas	94.262.681.248				94.262.681.248
4.07.01.03.00	Transferencias corrientes internas al sector público	94.262.681.248				94.262.681.248
4.07.01.03.10	Transferencias corrientes al Poder Estadal	94.262.681.248				94.262.681.248
	- E5200 Estado Anzoátegui	94.262.681.248				94.262.681.248

PROYECTO:	Transferencias para financiar los proyectos del Estado Apure
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	56.623.244.950
ASIGNACIÓN PRESUPUESTARIA:	56.623.244.950
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integral de salud
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	56.623.244.950				56.623.244.950
	TOTAL	**56.623.244.950**				**56.623.244.950**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	56.623.244.950				56.623.244.950
4.07.01.00.00	Transferencias y donaciones corrientes internas	56.623.244.950				56.623.244.950
4.07.01.03.00	Transferencias corrientes internas al sector público	56.623.244.950				56.623.244.950
4.07.01.03.10	Transferencias corrientes al Poder Estadal	56.623.244.950				56.623.244.950
	- E5300 Estado Apure	56.623.244.950				56.623.244.950

PROYECTO:	Transferencias para financiar los proyectos del Estado Aragua
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	96.397.235.845
ASIGNACIÓN PRESUPUESTARIA:	96.397.235.845
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integral de salud
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	96.397.235.845				96.397.235.845
	TOTAL	**96.397.235.845**				**96.397.235.845**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	96.397.235.845				96.397.235.845
4.07.01.00.00	Transferencias y donaciones corrientes internas	96.397.235.845				96.397.235.845
4.07.01.03.00	Transferencias corrientes internas al sector público	96.397.235.845				96.397.235.845
4.07.01.03.10	Transferencias corrientes al Poder Estadal	96.397.235.845				96.397.235.845
	- E5400 Estado Aragua	96.397.235.845				96.397.235.845

PROYECTO:	Transferencia para financiar los proyectos del Estado Bolívar
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	84.798.587.677
ASIGNACIÓN PRESUPUESTARIA:	84.798.587.677
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integral de salud
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	84.798.587.677				84.798.587.677
	TOTAL	84.798.587.677				84.798.587.677

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	84.798.587.677				84.798.587.677
4.07.01.00.00	Transferencias y donaciones corrientes internas	84.798.587.677				84.798.587.677
4.07.01.03.00	Transferencias corrientes internas al sector público	84.798.587.677				84.798.587.677
4.07.01.03.10	Transferencias corrientes al Poder Estadal	84.798.587.677				84.798.587.677
	- E5600 Estado Bolívar	84.798.587.677				84.798.587.677

PROYECTO:	Transferencias para financiar los proyectos del Estado Carabobo
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	95.386.763.612
ASIGNACIÓN PRESUPUESTARIA:	95.386.763.612
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integral de salud
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	95.386.763.612				95.386.763.612
	TOTAL	**95.386.763.612**				**95.386.763.612**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	95.386.763.612				95.386.763.612
4.07.01.00.00	Transferencias y donaciones corrientes internas	95.386.763.612				95.386.763.612
4.07.01.03.00	Transferencias corrientes internas al sector público	95.386.763.612				95.386.763.612
4.07.01.03.10	Transferencias corrientes al Poder Estadal	95.386.763.612				95.386.763.612
	- E5700 Estado Carabobo	95.386.763.612				95.386.763.612

PROYECTO:	Transferencias para financiar los proyectos del Estado Falcón
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	43.982.533.235
ASIGNACIÓN PRESUPUESTARIA:	43.982.533.235
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integral de salud
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	43.982.533.235				43.982.533.235
	TOTAL	43.982.533.235				43.982.533.235

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	43.982.533.235				43.982.533.235
4.07.01.00.00	Transferencias y donaciones corrientes internas	43.982.533.235				43.982.533.235
4.07.01.03.00	Transferencias corrientes internas al sector público	43.982.533.235				43.982.533.235
4.07.01.03.10	Transferencias corrientes al Poder Estadal	43.982.533.235				43.982.533.235
	- E6000 Estado Falcón	43.982.533.235				43.982.533.235

PROYECTO:	Transferencias para financiar los proyectos del Estado Lara
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	85.128.731.876
ASIGNACIÓN PRESUPUESTARIA:	85.128.731.876
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integral de salud
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	85.128.731.876				85.128.731.876
	TOTAL	85.128.731.876				85.128.731.876

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	85.128.731.876				85.128.731.876
4.07.01.00.00	Transferencias y donaciones corrientes internas	85.128.731.876				85.128.731.876
4.07.01.03.00	Transferencias corrientes internas al sector público	85.128.731.876				85.128.731.876
4.07.01.03.10	Transferencias corrientes al Poder Estadal	85.128.731.876				85.128.731.876
	- E6200 Estado Lara	85.128.731.876				85.128.731.876

PROYECTO:	Transferencias para financiar los proyectos del Estado Mérida
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	79.159.328.230
ASIGNACIÓN PRESUPUESTARIA:	79.159.328.230
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integral de salud
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	79.159.328.230				79.159.328.230
	TOTAL	79.159.328.230				79.159.328.230

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	79.159.328.230				79.159.328.230
4.07.01.00.00	Transferencias y donaciones corrientes internas	79.159.328.230				79.159.328.230
4.07.01.03.00	Transferencias corrientes internas al sector público	79.159.328.230				79.159.328.230
4.07.01.03.10	Transferencias corrientes al Poder Estadal	79.159.328.230				79.159.328.230
	- E6300 Estado Mérida	79.159.328.230				79.159.328.230

PROYECTO: Transferencia para financiar los proyectos del Estado Miranda
UNIDAD DE MEDIDA: Bolivares
CANTIDAD 97.907.100.834
ASIGNACIÓN PRESUPUESTARIA: 97.907.100.834
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS: Aumentar la eficiencia del sistema integral de salud
RESULTADO: Población atendida satisfactoriamente.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	97.907.100.834				97.907.100.834
	TOTAL	97.907.100.834				97.907.100.834

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	97.907.100.834				97.907.100.834
4.07.01.00.00	Transferencias y donaciones corrientes internas	97.907.100.834				97.907.100.834
4.07.01.03.00	Transferencias corrientes internas al sector público	97.907.100.834				97.907.100.834
4.07.01.03.10	Transferencias corrientes al Poder Estadal	97.907.100.834				97.907.100.834
	- E6400 Estado Miranda	97.907.100.834				97.907.100.834

PROYECTO: Transferencias para financiar los proyectos del Estado Nueva Esparta
UNIDAD DE MEDIDA: Bolívares
CANTIDAD 37.429.900.035
ASIGNACIÓN PRESUPUESTARIA: 37.429.900.035
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS: Aumentar la eficiencia del sistema integral de salud
RESULTADO: Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	37.429.900.035				37.429.900.035
	TOTAL	37.429.900.035				37.429.900.035

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	37.429.900.035				37.429.900.035
4.07.01.00.00	Transferencias y donaciones corrientes internas	37.429.900.035				37.429.900.035
4.07.01.03.00	Transferencias corrientes internas al sector público	37.429.900.035				37.429.900.035
4.07.01.03.10	Transferencias corrientes al Poder Estadal	37.429.900.035				37.429.900.035
	- E6600 Estado Nueva Esparta	37.429.900.035				37.429.900.035

PROYECTO:	Transferencias para financiar los proyectos del Estado Sucre
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	67.644.297.872
ASIGNACIÓN PRESUPUESTARIA:	67.644.297.872
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integral de salud
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	67.644.297.872				67.644.297.872
	TOTAL	**67.644.297.872**				**67.644.297.872**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	67.644.297.872				67.644.297.872
4.07.01.00.00	Transferencias y donaciones corrientes internas	67.644.297.872				67.644.297.872
4.07.01.03.00	Transferencias corrientes internas al sector público	67.644.297.872				67.644.297.872
4.07.01.03.10	Transferencias corrientes al Poder Estadal	67.644.297.872				67.644.297.872
	- E6800 Estado Sucre	67.644.297.872				67.644.297.872

PROYECTO: Transferencias para financiar los proyectos del Estado Monagas
UNIDAD DE MEDIDA: Bolívares
CANTIDAD 49.935.933.680
ASIGNACIÓN PRESUPUESTARIA: 49.935.933.680
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS: Aumentar la eficiencia del sistema integral de salud
RESULTADO: Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	49.935.933.680				49.935.933.680
	TOTAL	49.935.933.680				49.935.933.680

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	49.935.933.680				49.935.933.680
4.07.01.00.00	Transferencias y donaciones corrientes internas	49.935.933.680				49.935.933.680
4.07.01.03.00	Transferencias corrientes internas al sector público	49.935.933.680				49.935.933.680
4.07.01.03.10	Transferencias corrientes al Poder Estadal	49.935.933.680				49.935.933.680
	- E6500 Estado Monagas	49.935.933.680				49.935.933.680

PROYECTO: Transferencias para financiar los proyectos del Estado Trujillo
UNIDAD DE MEDIDA: Bolívares
CANTIDAD 70.029.783.855
ASIGNACIÓN PRESUPUESTARIA: 70.029.783.855
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS: Aumentar la eficiencia del sistema integral de salud
RESULTADO: Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	70.029.783.855				70.029.783.855
	TOTAL	70.029.783.855				70.029.783.855

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	70.029.783.855				70.029.783.855
4.07.01.00.00	Transferencias y donaciones corrientes internas	70.029.783.855				70.029.783.855
4.07.01.03.00	Transferencias corrientes internas al sector público	70.029.783.855				70.029.783.855
4.07.01.03.10	Transferencias corrientes al Poder Estadal	70.029.783.855				70.029.783.855
	- E7000 Estado Trujillo	70.029.783.855				70.029.783.855

PROYECTO:	Transferencias para financiar los proyectos del Estado Yaracuy
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	42.112.801.076
ASIGNACIÓN PRESUPUESTARIA:	42.112.801.076
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial de el sistema nacional de salud
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integral de salud
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	42.112.801.076				42.112.801.076
	TOTAL	42.112.801.076				42.112.801.076

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	42.112.801.076				42.112.801.076
4.07.01.00.00	Transferencias y donaciones corrientes internas	42.112.801.076				42.112.801.076
4.07.01.03.00	Transferencias corrientes internas al sector público	42.112.801.076				42.112.801.076
4.07.01.03.10	Transferencias corrientes al Poder Estadal	42.112.801.076				42.112.801.076
	- E7100 Estado Yaracuy	42.112.801.076				42.112.801.076

PROYECTO:	Transferencias para financiar los proyectos del Instituto Nacional de Higiene "Rafael Rangel".
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	37.113.275.000
ASIGNACIÓN PRESUPUESTARIA:	37.113.275.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Fortalecer la soberanía como país y la capacidad rectora del Ministerio de Salud.
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integrado de salud.
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	24.820.100.000	12.293.175.000			37.113.275.000
	- 001 Fortalecimiento Nacional de los Servicios de Salud del Distrito Metropolitano de Caracas (Convenio de Préstamo 7062-VE).		12.293.175.000			12.293.175.000
	Resto de Fuentes de Financiamiento	24.820.100.000				24.820.100.000
	TOTAL	24.820.100.000	12.293.175.000			37.113.275.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	24.820.100.000	12.293.175.000			37.113.275.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	20.633.818.324	12.293.175.000			32.926.993.324
4.07.01.03.00	Transferencias corrientes internas al sector público	20.633.818.324	12.293.175.000			32.926.993.324
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	20.633.818.324	12.293.175.000			32.926.993.324
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	20.633.818.324	12.293.175.000			32.926.993.324
4.07.03.00.00	Transferencias y donaciones de capital internas	4.186.281.676				4.186.281.676
4.07.03.03.00	Transferencias de capital internas al sector público	4.186.281.676				4.186.281.676
4.07.03.03.02	Transferencias de capital a entes descentralizados sin fines empresariales	4.186.281.676				4.186.281.676
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	4.186.281.676				4.186.281.676

PROYECTO:	Atención integral a la población mediante la conversión e integración de la red convencional de atención primaria a barrio adentro I
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	149.544
ASIGNACIÓN PRESUPUESTARIA:	13.232.960.817
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema publico nacional
OBJETIVOS ESPECIFICOS:	Optimizar los servicios de salud en la red de atención primaria para la población del Estado Barinas
RESULTADO:	Brindar 80% de atención oportuna y de calidad a la población

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	8.513.462.933				8.513.462.933
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	3.481.847.952				3.481.847.952
4.03	SERVICIOS NO PERSONALES	912.014.974				912.014.974
4.04	ACTIVOS REALES	325.634.958				325.634.958
	TOTAL	13.232.960.817				13.232.960.817

PROYECTO:	Transferencias para financiar los proyectos del Estado Zulia
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	123.282.534.909
ASIGNACIÓN PRESUPUESTARIA:	123.282.534.909
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integral de salud
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	123.282.534.909				123.282.534.909
	TOTAL	**123.282.534.909**				**123.282.534.909**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	123.282.534.909				123.282.534.909
4.07.01.00.00	Transferencias y donaciones corrientes internas	123.282.534.909				123.282.534.909
4.07.01.03.00	Transferencias corrientes internas al sector público	123.282.534.909				123.282.534.909
4.07.01.03.10	Transferencias corrientes al Poder Estadal	123.282.534.909				123.282.534.909
	- E7200 Estado Zulia	123.282.534.909				123.282.534.909

PROYECTO:	Transferencias para financiar el proyecto de la Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena Bolívar (CENASAI-BOLIVAR)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	596.900.000
ASIGNACIÓN PRESUPUESTARIA:	596.900.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Disminuir las brechas sociales e inequidades en territorios sociales, grupos priorizados de la población o por ciclo de vida, contribuyendo a elevar la calidad de vida
OBJETIVOS ESPECIFICOS:	Garantizar la cobertura y calidad de atención integral en salud, oportuna y suficiente a través de la creación de un sistema local de salud propio del área indígena dirigido y ejecutado con la participación protagónica de la comunidad
RESULTADO:	Atención integral en salud a la población indígena

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	596.900.000				596.900.000
	TOTAL	596.900.000				596.900.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	596.900.000				596.900.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	596.900.000				596.900.000
4.07.01.03.00	Transferencias corrientes internas al sector público	596.900.000				596.900.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	596.900.000				596.900.000
	- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)	596.900.000				596.900.000

PROYECTO:	Garantizar la dotación de insumos destinados a patologías de alto costo para la atención integral en la red hospitalaria del sistema público nacional de salud
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	7.000
ASIGNACIÓN PRESUPUESTARIA:	40.000.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema público nacional de salud
OBJETIVOS ESPECIFICOS:	Garantizar la calidad, oportunidad, equidad, gratuidad, accesibilidad e integralidad de la atención de patologías de alto costo de la red hospitalaria
RESULTADO:	Número de pacientes con patologías de alto costo atendido en 79 hospitales seleccionados, funcionando con calidad, oportunidad, accesibilidad, gratuidad y equidad.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	60.000.000				60.000.000
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	35.820.000.000				35.820.000.000
4.03	SERVICIOS NO PERSONALES	3.140.000.000				3.140.000.000
4.04	ACTIVOS REALES	980.000.000				980.000.000
	TOTAL	40.000.000.000				40.000.000.000

PROYECTO:	Transferencias para financiar los proyectos del Estado Táchira
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	69.375.458.512
ASIGNACIÓN PRESUPUESTARIA:	69.375.458.512
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema nacional de salud
OBJETIVOS ESPECIFICOS:	Aumentar la eficiencia del sistema integral de salud
RESULTADO:	Población atendida satisfactoriamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	69.375.458.512				69.375.458.512
	TOTAL	**69.375.458.512**				**69.375.458.512**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	69.375.458.512				69.375.458.512
4.07.01.00.00	Transferencias y donaciones corrientes internas	69.375.458.512				69.375.458.512
4.07.01.03.00	Transferencias corrientes internas al sector público	69.375.458.512				69.375.458.512
4.07.01.03.10	Transferencias corrientes al Poder Estadal	69.375.458.512				69.375.458.512
	- E6900 Estado Táchira	69.375.458.512				69.375.458.512

PROYECTO: Atención integral a la población mediante la reconversión e integración de la red convencional de atención secundaria a barrio adentro II
UNIDAD DE MEDIDA: Paciente atendido
CANTIDAD 2.940
ASIGNACIÓN PRESUPUESTARIA: 6.867.885.384
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Organizar, integrar y consolidar la red asistencial del sistema público nacional
OBJETIVOS ESPECIFICOS: Optimizar la atención integral en la población de los municipios del Estado Barinas
RESULTADO: Brindar 80% de atención oportuna y de calidad a la población

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	1.719.900.000				1.719.900.000
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	4.222.849.519				4.222.849.519
4.03	SERVICIOS NO PERSONALES	785.556.129				785.556.129
4.04	ACTIVOS REALES	139.579.736				139.579.736
	TOTAL	6.867.885.384				6.867.885.384

PROYECTO:	Atención integral hospitalaria en la población del Estado Barinas a barrio adentro III
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	121.526
ASIGNACIÓN PRESUPUESTARIA:	29.200.051.215
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema público nacional
OBJETIVOS ESPECIFICOS:	Garantizar la atención integral en la red hospitalaria a la población del Estado Barinas
RESULTADO:	Atender al 70% de la población demandante de los servicios de salud de la red hospitalaria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	22.712.682.117				22.712.682.117
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	5.332.396.787				5.332.396.787
4.03	SERVICIOS NO PERSONALES	1.104.972.311				1.104.972.311
4.04	ACTIVOS REALES	50.000.000				50.000.000
	TOTAL	29.200.051.215				29.200.051.215

PROYECTO:	Transferencias para financiar el proyecto del Servicio Autónomo Hospital Universitario de Maracaibo
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	74.893.300.000
ASIGNACIÓN PRESUPUESTARIA:	74.893.300.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema público nacional de salud (barrio adentro III)
OBJETIVOS ESPECIFICOS:	Disminuir la tasa de morbilidad en un 30% por enfermedades de larga duración alto costo y riesgo.
RESULTADO:	Paciente atendido, procedimientos realizados, eventos de apoyo tratamientos e intervenciones.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	74.893.300.000				74.893.300.000
	TOTAL	74.893.300.000				74.893.300.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	74.893.300.000				74.893.300.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	74.893.300.000				74.893.300.000
4.07.01.03.00	Transferencias corrientes internas al sector público	74.893.300.000				74.893.300.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	74.893.300.000				74.893.300.000
	- A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)	74.893.300.000				74.893.300.000

PROYECTO:	Transferencia para financiar los proyectos del Servicio Autónomo Instituto de Biomedicina
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	2.784.300.000
ASIGNACIÓN PRESUPUESTARIA:	2.784.300.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Controlar y reducir la morbi-mortalidad de la población por enfermedades
OBJETIVOS ESPECIFICOS:	Oncocercosis, lepra, leishmaniasis, tuberculosis y enfermedades dermatológicas
RESULTADO:	Aumento de la cobertura del servicio en un 10% para todas las endemias y enfermedades dermatológicas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	2.784.300.000				2.784.300.000
	TOTAL	2.784.300.000				2.784.300.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	2.784.300.000				2.784.300.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.784.300.000				2.784.300.000
4.07.01.03.00	Transferencias corrientes internas al sector público	2.784.300.000				2.784.300.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.784.300.000				2.784.300.000
	- A0181 Servicio Autónomo Instituto de Biomedicina	2.784.300.000				2.784.300.000

PROYECTO:	Fortalecimiento de la red de atención primaria de salud, en el marco de la misión barrio adentro I, Estado Amazonas
UNIDAD DE MEDIDA:	Centro médico asistencial
CANTIDAD	33
ASIGNACIÓN PRESUPUESTARIA:	1.110.282.691
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema publico nacional de salud
OBJETIVOS ESPECIFICOS:	Reconvertir e integrar la red convencional de atención primaria a barrio adentro I, para la atención integral a la comunidad, dando prioridad a los sectores de bajos recursos.
RESULTADO:	Consultorios populares consolidados

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	334.782.691				334.782.691
4.04	ACTIVOS REALES	775.500.000				775.500.000
	TOTAL	**1.110.282.691**				**1.110.282.691**

PROYECTO:	Implementación de la cadena de frío en el área rural indígena del Estado Amazonas
UNIDAD DE MEDIDA:	Equipo
CANTIDAD	43
ASIGNACIÓN PRESUPUESTARIA:	731.000.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Abordar problemas de salud pública y desarrollo social a través de intervenciones estratégicas o mediante el control de los factores asociados a los mismos.
OBJETIVOS ESPECIFICOS:	Vigilancia en inmunizaciones en la población rural, indígena, dispersa y de muy difícil acceso geográfico
RESULTADO:	Fortalecimiento de la cadena de frío

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.04	ACTIVOS REALES	731.000.000				731.000.000
	TOTAL	**731.000.000**				**731.000.000**

PROYECTO:	Transferencia para financiar los proyectos del Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	31.348.900.000
ASIGNACIÓN PRESUPUESTARIA:	31.348.900.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Incrementar el suministro de medicamentos en el sistema público de salud
RESULTADO:	Productos farmacéuticos (medicamentos)

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	31.348.900.000				31.348.900.000
	TOTAL	**31.348.900.000**				**31.348.900.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	31.348.900.000				31.348.900.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	31.348.900.000				31.348.900.000
4.07.01.03.00	Transferencias corrientes internas al sector público	31.348.900.000				31.348.900.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	31.348.900.000				31.348.900.000
	- A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)	31.348.900.000				31.348.900.000

PROYECTO:	Fortalecimiento del plan de acción para el control y diagnóstico de enfermedades endémicas y sanitario-ambientales en el Estado Amazonas
UNIDAD DE MEDIDA:	Inspección
CANTIDAD	65.460
ASIGNACIÓN PRESUPUESTARIA:	4.817.478.824
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS:	Controlar y reducir la incidencia de enfermedades endémicas y sanitarias ambientales en el Estado Amazonas
RESULTADO:	Disminución de los índices de prevalencia de enfermedades endémicas y sanitario-ambientales y preservación de la salud pública

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	3.244.284.632				3.244.284.632
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	311.149.452				311.149.452
4.03	SERVICIOS NO PERSONALES	517.442.340				517.442.340
4.04	ACTIVOS REALES	744.602.400				744.602.400
	TOTAL	4.817.478.824				4.817.478.824

PROYECTO:	Transferencia para financiar el proyecto de la Fundación José Félix Ribas (FUNDARIBAS)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	2.775.900.000
ASIGNACIÓN PRESUPUESTARIA:	2.775.900.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Disminuir las brechas sociales e inequidades en territorios sociales, grupos de la población por ciclo de vida contribuyendo a elevar la calidad de vida
OBJETIVOS ESPECIFICOS:	Disminuir el índice de consumo de sustancias estupefacientes, psicotrópicas y otras adicciones de la población
RESULTADO:	Personas formadas con habilidades y destrezas para enfrentar situaciones de riesgo y rehabilitadas del consumo de drogas

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	2.775.900.000				2.775.900.000
	TOTAL	2.775.900.000				2.775.900.000

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	2.775.900.000				2.775.900.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	2.775.900.000				2.775.900.000
4.07.01.03.00	Transferencias corrientes internas al sector público	2.775.900.000				2.775.900.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	2.775.900.000				2.775.900.000
	- A0306 Fundación "José Félix Ribas"(FUNDARIBAS)	2.775.900.000				2.775.900.000

PROYECTO:	Transferencia para financiar los proyectos del Instituto Nacional de Nutrición (INN)
UNIDAD DE MEDIDA:	Bolívares
CANTIDAD	149.474.500.000
ASIGNACIÓN PRESUPUESTARIA:	149.474.500.000
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Abordar problemas de salud publica y desarrollo social a través de intervenciones estratégicas o mediante el control de factores asociados a los mismos
OBJETIVOS ESPECIFICOS:	Detectar y determinar las necesidades nutricionales de la población venezolana y la composición química de los alimentos, mediante la investigación de correspondientes muestras representativas, a fin de realizar el seguimiento y control de los correctivos apropiados a las situaciones anómalas
RESULTADO:	Información sobre el estado nutricional, sus factores condicionantes así como de la composición química y microbiológica de los alimentos de *consumo frecuente; de las disponibilidades alimentarias del país, su adecuación, procedencia y origen, desarrollo de alimentos estratégicos,* asesorías y adiestramiento

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	149.474.500.000				149.474.500.000
	TOTAL	**149.474.500.000**				**149.474.500.000**

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	149.474.500.000				149.474.500.000
4.07.01.00.00	Transferencias y donaciones corrientes internas	149.474.500.000				149.474.500.000
4.07.01.03.00	Transferencias corrientes internas al sector público	149.474.500.000				149.474.500.000
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	149.474.500.000				149.474.500.000
	- A0057 Instituto Nacional de Nutrición (INN)	149.474.500.000				149.474.500.000

PROYECTO:	Fortalecimiento del funcionamiento y operatividad de las diferentes áreas médico quirúrgicas, para brindar atención oportuna, suficiente y de calidad a los usuarios de hospital II "José Gregorio Hernández", en el marco de barrio adentro III, del(Estado. Amazonas)
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	140.000
ASIGNACIÓN PRESUPUESTARIA:	7.456.820.568
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Organizar, integrar y consolidar la red asistencial del sistema público nacional de salud
OBJETIVOS ESPECIFICOS:	Fortalecimiento y consolidación de barrio adentro III
RESULTADO:	Pacientes atendidos oportunamente

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	4.994.385.854				4.994.385.854
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	1.286.504.714				1.286.504.714
4.04	ACTIVOS REALES	1.175.930.000				1.175.930.000
	TOTAL	**7.456.820.568**				**7.456.820.568**

PROYECTO:	Fortalecimiento en la atención integral de salud a la población del estado. barrio adentro I (Delta Amacuro)
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	441.000
ASIGNACIÓN PRESUPUESTARIA:	2.251.790.075
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Abordar problemas de salud pública
OBJETIVOS ESPECIFICOS:	Aumentar la cobertura de atención
RESULTADO:	Disminuir la falta de insumos, materiales médicos y medicamentos.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	763.290.218				763.290.218
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	1.139.707.432				1.139.707.432
4.03	SERVICIOS NO PERSONALES	348.792.425				348.792.425
	TOTAL	2.251.790.075				2.251.790.075

PROYECTO:	Control de la malaria en el Estado Delta Amacuro
UNIDAD DE MEDIDA:	Paciente atendido
CANTIDAD	36.000
ASIGNACIÓN PRESUPUESTARIA:	3.221.388.493
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Garantizar la salud en forma equitativa a toda la población
OBJETIVOS ESPECIFICOS:	Disminuir la incidencia de la malaria en el Estado Delta Amacuro
RESULTADO:	Disminución de la morbilidad y mortalidad por la malaria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	1.858.320.896				1.858.320.896
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	1.103.367.267				1.103.367.267
4.03	SERVICIOS NO PERSONALES	259.700.330				259.700.330
	TOTAL	3.221.388.493				3.221.388.493

PROYECTO:	Articulación de la red convencional con la misión barrio adentro I y barrio adentro II, Estado. Portuguesa
UNIDAD DE MEDIDA:	Ambulatorio
CANTIDAD	202
ASIGNACIÓN PRESUPUESTARIA:	11.930.173.363
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Fortalecimiento y consolidación de barrio adentro I.
OBJETIVOS ESPECIFICOS:	Reconversión e integración de red convencional de atención primaria en barrio adentro I, para la atención integral de la población.
RESULTADO:	ambulatorios a reconvertir en consultorios populares, dotación de 21 centro diagnostico, centro de rehabilitación y 2 centros de alta tecnología en el Estado. Portuguesa.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	8.713.492.287				8.713.492.287
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	2.491.072.476				2.491.072.476
4.03	SERVICIOS NO PERSONALES	725.608.600				725.608.600
	TOTAL	11.930.173.363				11.930.173.363

PROYECTO: Fortalecimiento del sistema de gestión hospitalaria del Estado. Portuguesa
UNIDAD DE MEDIDA: Paciente atendido
CANTIDAD 777.444
ASIGNACIÓN PRESUPUESTARIA: 56.004.302.050
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Fortalecimiento y consolidación de barrio adentro III
OBJETIVOS ESPECIFICOS: Integración y consolidación de la red hospitalaria en el Estado Portuguesa.
RESULTADO: Garantizar atención efectiva a un 80% de la población del Estado Portuguesa.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	47.781.900.084				47.781.900.084
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	6.408.850.459				6.408.850.459
4.03	SERVICIOS NO PERSONALES	1.813.551.507				1.813.551.507
	TOTAL	56.004.302.050				56.004.302.050

PROYECTO:	Mejoramiento de la calidad de las condiciones sanitario-ambiental de las comunidades del Estado Portuguesa.
UNIDAD DE MEDIDA:	Registro
CANTIDAD	233.233
ASIGNACIÓN PRESUPUESTARIA:	3.331.504.269
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Intervenciones estratégicas o mediante el control de factores asociados a los mismos.
OBJETIVOS ESPECIFICOS:	Integrar a la misión barrio adentro, a la prevención, control y vigilancia epidemiológica para mejorar la calidad de vida de los portugueseños.
RESULTADO:	Calidad de las condiciones sanitario ambientales a la población del Estado Portuguesa.

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	2.484.000.168				2.484.000.168
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	530.209.617				530.209.617
4.03	SERVICIOS NO PERSONALES	317.294.484				317.294.484
	TOTAL	3.331.504.269				3.331.504.269

PROYECTO: Fortalecimiento en la salud integral de la población del Estado Delta Amacuro barrio adentro III
UNIDAD DE MEDIDA: Persona atendida
CANTIDAD 441.000
ASIGNACIÓN PRESUPUESTARIA: 8.882.208.263
AREA ESTRATEGICA: Equilibrio social
OBJETIVO ESTRATEGICO: Avanzar en la conformación de la nueva estructura social
OBJETIVOS ESPECIFICOS: Aumentar la cobertura de atención
RESULTADO: Equipamiento y dotación de la red hospitalaria

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	7.183.530.018				7.183.530.018
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	1.355.834.654				1.355.834.654
4.03	SERVICIOS NO PERSONALES	342.843.591				342.843.591
	TOTAL	8.882.208.263				8.882.208.263

PROYECTO:	Investigación para potenciar el desarrollo tecnológico en salud y mejoras en la calidad de vida
UNIDAD DE MEDIDA:	Investigación
CANTIDAD	21
ASIGNACIÓN PRESUPUESTARIA:	1.901.687.249
AREA ESTRATEGICA:	Equilibrio social
OBJETIVO ESTRATEGICO:	Fortalecer la soberanía como país y la capacidad rectora del Ministerio de Salud
OBJETIVOS ESPECIFICOS:	Contribuir a la mejora de la calidad de vida y fortalecer la soberanía nacional a través de la ejecución de proyectos de investigación y desarrollo tecnológico
RESULTADO:	Conocimiento y tecnología que mejoren el diagnóstico, evaluación, prevención y control de las enfermedades endémicas y contribuyan al desarrollo endógeno de los insumos de salud

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	292.630.449				292.630.449
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	451.836.000				451.836.000
4.03	SERVICIOS NO PERSONALES	269.420.800				269.420.800
4.04	ACTIVOS REALES	887.800.000				887.800.000
	TOTAL	1.901.687.249				1.901.687.249

ACCIÓN CENTRALIZADA: Dirección y Coordinación de los Gastos de los Trabajadores

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.01	GASTOS DE PERSONAL	473.911.322.313				473.911.322.313
4.03	SERVICIOS NO PERSONALES	1.110.728.702				1.110.728.702
	TOTAL	475.022.051.015				475.022.051.015

ACCIÓN CENTRALIZADA: Gestión Administrativa

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.02	MATERIALES, SUMINISTROS Y MERCANCÍAS	31.344.519.018				31.344.519.018
4.03	SERVICIOS NO PERSONALES	58.884.392.767				58.884.392.767
4.04	ACTIVOS REALES	8.155.231.411				8.155.231.411
4.07	TRANSFERENCIAS Y DONACIONES	1.074.193.791.096				1.074.193.791.096
4.11	DISMINUCION DE PASIVOS	9.243.546.885				9.243.546.885
	TOTAL	1.181.821.481.177				1.181.821.481.177

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	1.040.631.585.481				1.040.631.585.481
4.07.01.00.00	Transferencias y donaciones corrientes internas	1.040.631.585.481				1.040.631.585.481
4.07.01.03.00	Transferencias corrientes internas al sector público	1.040.631.585.481				1.040.631.585.481
4.07.01.03.02	Transferencias corrientes a entes descentralizados sin fines empresariales	401.134.013.350				401.134.013.350
	- A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)	50.978.200.000				50.978.200.000
	- A0057 Instituto Nacional de Nutrición (INN)	80.738.600.000				80.738.600.000
	- A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)	228.608.513.350				228.608.513.350
	- A0083 Universidad de Los Andes (ULA)	12.000.000				12.000.000
	- A0153 Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)	36.191.700.000				36.191.700.000
	- A0181 Servicio Autónomo Instituto de Biomedicina	1.435.400.000				1.435.400.000
	- A0306 Fundación "José Félix Ribas"(FUNDARIBAS)	1.376.100.000				1.376.100.000
	- A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)	283.500.000				283.500.000
	- A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"	1.510.000.000				1.510.000.000
4.07.01.03.10	Transferencias corrientes al Poder Estadal	637.497.572.131				637.497.572.131
	- E5000 Distrito Capital	63.703.833.012				63.703.833.012
	- E5200 Estado Anzoátegui	36.567.385.507				36.567.385.507
	- E5300 Estado Apure	21.829.425.077				21.829.425.077
	- E5400 Estado Aragua	40.306.360.812				40.306.360.812
	- E5600 Estado Bolívar	39.186.066.339				39.186.066.339
	- E5700 Estado Carabobo	56.064.407.254				56.064.407.254
	- E6000 Estado Falcón	21.171.779.114				21.171.779.114
	- E6200 Estado Lara	50.037.388.136				50.037.388.136
	- E6300 Estado Mérida	29.766.121.135				29.766.121.135
	- E6400 Estado Miranda	23.970.260.143				23.970.260.143
	- E6500 Estado Monagas	29.315.674.215				29.315.674.215
	- E6600 Estado Nueva Esparta	11.283.298.600				11.283.298.600
	- E6800 Estado Sucre	39.759.151.944				39.759.151.944
	- E6900 Estado Táchira	40.788.868.799				40.788.868.799
	- E7000 Estado Trujillo	41.155.846.830				41.155.846.830
	- E7100 Estado Yaracuy	20.187.676.775				20.187.676.775

RELACION DE TRANSFERENCIAS AL SECTOR PÚBLICO

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
	- E7200 Estado Zulia	72.404.028.439				72.404.028.439
4.07.01.03.11	Transferencias corrientes al Poder Municipal	2.000.000.000				2.000.000.000
	- E6419 Municipio Sucre	2.000.000.000				2.000.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	*Ley Especial de Endeudamiento*	*Otros Ingresos Extraordinarios*	
4.07.00.00.00	TRANSFERENCIAS Y DONACIONES	20.777.040.575			20.777.040.575
4.07.01.00.00	Transferencias y donaciones corrientes internas	20.777.040.575			20.777.040.575
4.07.01.01.00	Transferencias corrientes internas al sector privado	20.777.040.575			20.777.040.575
4.07.01.01.70	Subsidios educacionales al sector privado	142.704.450			142.704.450
	- S0374 Escuela de Salud Pública.	97.704.450			97.704.450
	- S1108 Fundación Sistema Nacional de Documentación e Información Biomédica (FUNDASINADIB).	45.000.000			45.000.000
4.07.01.01.73	Subsidios a instituciones benéficas privadas	19.741.564.825			19.741.564.825
	- S0059 Asociación Civil Hermanitas de los Pobres, Hogar San José de la Montaña.	100.000.000			100.000.000
	- S0066 Asociación Civil Niña Madre.	2.980.000			2.980.000
	- S0101 Asociación Nacional contra la Parálisis Cerebral (ANAPACE)	100.000.000			100.000.000
	- S0138 Asociación Venezolana para Educación Sexual Alternativa (A.V.E.S.A.).	48.214.000			48.214.000
	- S0217 Centro de Orientación Familiar (COSFAM). Maracaibo, Estado Zulia.	50.000.000			50.000.000
	- S0272 Asociación Civil Pequeño Cottolengo Don Orione.	20.000.000			20.000.000
	- S0313 Cruz Roja Venezolana, Seccional Barinas	5.000.000			5.000.000
	- S0485 Federación Venezolana de Instituciones de Ciegos.	51.180.000			51.180.000
	- S0525 Fundación Carabobeña para la Atención de las Enfermedades Hematológicas (FUNCAHEM). Hospital Central de Valencia Unidad de Transplante de Médula.	370.000.000			370.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S0584 Fundación del Niño Grave Hospital Central de Valencia.	50.000.000			50.000.000
	- S0585 Fundación del Niño	1.365.400.000			1.365.400.000
	- S0672 Fundación Peter Alexander para Niños Autistas del Zulia (FUPANAZ)	70.000.000			70.000.000
	- S0674 Fundación Presbítero José Manuel Alegría	6.000.000			6.000.000
	- S0704 Fundación Venezolana de Hipertensión Arterial, Zulia.	100.000.000			100.000.000
	- S0735 Hogar Clínica San Rafael, Estado Zulia	1.000.000.000			1.000.000.000
	- S0747 Hogares Crea de Venezuela	50.000.000			50.000.000
	- S0756 Hospital San Juan de Dios.	500.000.000			500.000.000
	- S0897 Religiosas Adoratrices Esclavas del Santísimo Sacramento y de la Caridad.	6.000.000			6.000.000
	- S0926 Sociedad Anticancerosa de Venezuela	3.499.490.825			3.499.490.825
	- S0928 Sociedad Anticancerosa del Estado Aragua.	300.000.000			300.000.000
	- S1046 Junta Representativa del Pacientado del Centro Dermatológico Doctor Martín Vegas	800.000			800.000
	- S1143 Congregación Hermanas Franciscanas del Sagrado Corazón de Jesús.	2.500.000			2.500.000
	- S1144 Asilo de Ancianos de Biruaca, Estado Apure.	10.000.000			10.000.000
	- S1410 Hogar San Pablo, San Cristóbal, Estado Táchira.	150.000.000			150.000.000
	- S1415 Residencia Geriátrica Padre Lizardo, San Cristóbal, Estado Táchira.	150.000.000			150.000.000
	- S1535 Sociedad Anticancerosa del Estado Apure	40.000.000			40.000.000
	- S1536 Fundación para la Asistencia de la Salud del Estado Apure	40.000.000			40.000.000
	- S1552 Fundación Hospital de Especialidades Pediátricas	10.000.000.000			10.000.000.000
	- S1553 Banco de Sillas de Ruedas BANDESIR - Estado Zulia	150.000.000			150.000.000
	- S1554 Fundación Salud y Educación Ambiental del Estado Nueva Esparta	100.000.000			100.000.000
	- S1556 Centro de Investigaciones Endocrino metabólicas Dr. Félix Gómez - Estado Zulia	50.000.000			50.000.000
	- S1561 Fundación Hospital de Táriba "FUNDAHOSTA"	100.000.000			100.000.000
	- S1562 A.C. Hermanitas de los Pobres de Maiquetía "Hospital San Antonio de Táriba"	150.000.000			150.000.000
	- S1819 Fundación de Amigos de Niños con Cáncer - Zulia	644.000.000			644.000.000
	- S1821 SAUCI - Sociedad de Amigos de la Unidad de Cuidados Intensivos, Hospital Pediátrico Agustín Zubillaga, Barquisimeto, Estado Lara	60.000.000			60.000.000
	- S1823 SUMEDLARA - Suministros de Medicamentos - Quimioterapias - Niños y Adultos con Cáncer, Barquisimeto, Estado Lara	100.000.000			100.000.000
	- S1828 Fundación para la Salud y Educación Ambiental del Zulia (FUNSEAZ)	50.000.000			50.000.000
	- S1847 Fundación Casa del Abuelo de Cabimas	50.000.000			50.000.000

RELACION DE SUBSIDIOS

(En Bolívares)

Código	Denominación	Fuente de Financiamiento			Presupuesto 2006
		Recursos Ordinarios	Ley Especial de Endeudamiento	Otros Ingresos Extraordinarios	
	- S1886 *Fundación Amigos de la Mujer con cáncer de Mama* (FAMAC)	100.000.000			100.000.000
	- S1887 Fundación para el Trasplante de Médula Ósea	100.000.000			100.000.000
4.07.01.01.75	Subsidios a organismos laborales y gremiales	65.671.300			65.671.300
	- S0917 Sindicato Único Nacional de Empleados Públicos (S.U.N.E.P.)	46.671.300			46.671.300
	- S1540 Asociación de Enfermeras (os) Jubilados y Pensionados de Venezuela	1.000.000			1.000.000
	- S1873 Federación Nacional de Sindicatos Regionales, Sectoriales y Conexos de Trabajadores de la Salud (FENASIRTRASALUD)	18.000.000			18.000.000
4.07.01.01.78	Subsidios científicos al sector privado	527.100.000			527.100.000
	- S0653 Fundación para el Estudio de la Corea de Huntinton en el Zulia.	200.000.000			200.000.000
	- S1246 Centro Nacional de Referencia en Inmunología Clínica. Convenio UCV - SAS	327.100.000			327.100.000
4.07.01.01.99	Otras transferencias corrientes internas al sector privado	300.000.000			300.000.000
	- S0959 Subsidios Eventuales Diversos	300.000.000			300.000.000

ACCIÓN CENTRALIZADA: Previsión y Protección Social

RESUMEN DE CRÉDITOS PRESUPUESTARIOS

(En Bolívares)

PARTIDAS

Cód.	Denominación	Fuente de Financiamiento				Presupuesto 2006
		Recursos Ordinarios	Proyectos por Endeudamiento	Deuda Pública	Otras Fuentes	
4.07	TRANSFERENCIAS Y DONACIONES	141.942.579.055				141.942.579.055
	TOTAL	**141.942.579.055**				**141.942.579.055**

Rectificaciones al Presupuesto

RECTIFICACIONES AL PRESUPUESTO

	BOLÍVARES
Para las erogaciones con cargo a esta Partida conforme a lo dispuesto en el Artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público	709.508.277.300
TOTAL PRESUPUESTO DE GASTOS	**87.029.741.240.375**

Cuenta Ahorro-Inversión
Financiamiento de la República

CAPITULO III

CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO DE LA REPÚBLICA

Artículo 32: De conformidad con el artículo 12, en concordancia con el artículo 26 de la Ley Orgánica de Administración Financiera del Sector Público, y hasta tanto entre en vigencia la Ley del Marco Plurianual del Presupuesto, la cuenta ahorro - inversión - financiamiento para el Ejercicio Fiscal del año 2006, es la siguiente:

(En bolívares)

	Conceptos		Monto
I	**Ingresos totales**		**70.950.827.730.000**
I.1	**Ingresos corrientes**		**70.950.827.730.000**
I.1.1	Petroleros		33.238.641.530.000
I.1.2	No petroleros		37.712.186.200.000
II	**Gastos totales**		**80.235.596.939.062**
II.1	**Gastos corrientes**		**61.697.855.266.011**
II.1.1	Intereses		7.102.523.644.529
II.1.2	Resto de los gastos corrientes		54.595.331.621.482
II.2	**Gastos de capital**		**18.537.741.673.051**
II.2.1	Gasto de capital de las gobernaciones y alcaldías		11.740.344.628.288
II.2.2	Resto del gasto de capital		6.797.397.044.763
	Superávit / (déficit) en cuenta corriente	= I.1 - II.1	9.252.972.463.989
	Superávit / (déficit) no petrolero	= I.1.2 - II	(42.523.410.739.062)
	Superávit / (déficit) primario	= I - (II - II.1.1)	(2.182.245.564.533)
	Superávit / (déficit) financiero	**= I - II**	**(9.284.769.209.062)**
	Superávit / (déficit) ordinario	= I - (II - II.2.2)	(2.487.372.164.299)
III	**Fuentes de Financiamiento**		**16.078.913.510.375**
III.1	Disminución de activos financieros		263.355.980.000
III.2	Incremento de pasivos financieros		15.815.557.530.375
IV	**Aplicaciones financieras**		**16.078.913.510.375**
IV.1	**Disminución de pasivos financieros**		**6.794.144.301.313**
IV.1.1	Amortización		6.701.687.286.260
IV.1.2	Disminución de otros pasivos		92.457.015.053
IV.2	**Resultado financiero**		**9.284.769.209.062**

ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

TITULO III

PRESUPUESTOS DE INGRESOS Y GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

Artículo 33.- Se aprueba la estimación de los ingresos y fuentes de financiamiento y se acuerdan los presupuestos de gastos y aplicaciones financieras de los Entes Descentralizados de la República, sin Fines Empresariales, que a continuación se señalan:

Asamblea Nacional
Fundación Televisora de la Asamblea Nacional (ANTV)

Contraloría General de la República
Fundación Instituto de Altos Estudios de Control Fiscal y Auditoría de Estado "Gumersindo Torres" (COFAE)
Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON).

Ministerio de Relaciones Exteriores
Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

Ministerio de Finanzas
Superintendencia de Bancos y Otras Instituciones Financieras
Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central
Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)
Superintendencia de Seguros
Comisión Nacional de Valores (CNV)
Fundación "Pueblo Soberano"
Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)
Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE)
Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)

Ministerio de la Defensa
Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)
Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)
Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)
Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)
Servicio Autónomo de Salud de la Fuerza Armada Nacional
Unidad Naval Coordinadora de los Servicios de Carenado, Reparación de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas (UCOCAR)
Fondo Autónomo de Inversiones y Previsión Socio-económica para los Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)
Servicio Autónomo de Bienes y Servicios del Ejército (SABSE)
Oficina Coordinadora de Hidrografía y Navegación (OCHINA)
Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR)
Servicio Autónomo sin Personalidad Jurídica de la Fuerza Aérea Venezolana (SAFAV)
Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional (SAMALGUARN)

Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)
Asociación Civil Club de Sub Oficiales Profesionales de las Fuerzas Armadas (CLUSOFA)
Fundación Proyecto País

Ministerio de Educación y Deportes
Instituto Nacional de Deportes (IND)
Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)
Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)
Academia Nacional de Ciencias Económicas
Academia Nacional de Ciencias Física, Matemáticas y Naturales
Academia Nacional de Ciencias Políticas y Sociales
Academia Nacional de la Historia
Academia Venezolana de la Lengua
Academia Nacional de la Medicina
Fundación de Edificaciones y Dotaciones Educativas (FEDE)
Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)
Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)
Fundación Bolivariana de Informática y Telemática (FUNDABIT)
Academia de la Ingeniería y el Hábitat
Instituto Nacional de la Juventud

Ministerio del Trabajo
Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)
Instituto Venezolano de los Seguros Sociales (I.V.S.S.)
Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)

Ministerio del Ambiente y los Recursos Naturales
Instituto Nacional de Parques (INPARQUES)
Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)
Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y los Recursos Naturales (SAMARN)
Instituto Forestal Latinoamericano
Autoridad Única de Área Parque Nacional Archipiélago Los Roques
Fundación de Educación Ambiental
Fundación Laboratorio Nacional de Hidráulica
Fundación Nacional de Parques Zoológicos y Acuarios
Fundación Laboratorio Nacional de Productos Forestales
Instituto Geográfico de Venezuela "Simón Bolívar"

Procuraduría General de la República
Fundación Procuraduría

Ministerio del Interior y Justicia
Instituto Autónomo Caja de Trabajo Penitenciario
Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas
Fondo Nacional para Edificaciones Penitenciarias (FONEP)
Fundación Misión Identidad

Ministerio de Infraestructura
Instituto Autónomo Comisión Nacional de Telecomunicaciones
Fundación Fondo Nacional de Transporte Urbano (FONTUR)
Fundación Laboratorio Nacional de Vialidad (LANAVIAL)
Fundación Pro-Patria 2000

Instituto Autónomo Aeropuerto Internacional de Maiquetía (I.A.A.I.M.)
Instituto Autónomo Ferrocarriles del Estado (IAFE)
Instituto Postal Telegráfico (IPOSTEL)
Instituto Nacional de Canalizaciones
Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)
Instituto Nacional de los Espacios Acuáticos e Insulares (INEA)
Instituto Nacional de Aviación Civil (I.N.A.C.)
Instituto Nacional de Tránsito y Transporte Terrestre (INTTT)

Ministerio de Planificación y Desarrollo
Corporación de Desarrollo de la Región Central (CORPOCENTRO)
Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)
Corporación de Desarrollo de la Región de los Andes (CORPOANDES)
Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)
Fondo Intergubernamental para la Descentralización (FIDES)
Servicio Autónomo Sistema Nacional de Adiestramiento (SNA)
Instituto Nacional de Estadística (INE)
Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)
Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)
Fundación Escuela de Gerencia Social (FEGS)
Instituto Venezolano de Planificación (IVEPLAN)
Autoridad Única de Área para el Estado Vargas (AUAEV)
Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES)

Ministerio de Ciencia y Tecnología
Instituto Nacional de Investigaciones Agrícolas (INIA)
Instituto Venezolano de Investigaciones Científicas (IVIC)
Fundación Venezolana de Promoción del Investigador (FVPI)
Centro Nacional de Tecnologías de Información (CNTI)
Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)
Fundación Instituto Internacional de Estudios Avanzados (IDEA)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui (Fundacite-Anzoátegui)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)
Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (Fundacite-Guayana)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)
Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)
Fundación Instituto Zuliano de Investigaciones Tecnológica (INZIT-CICASI)
Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Zuliana (Fundacite-Zulia)
Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)
Fundación Centro de Investigaciones de Astronomía Francisco J. Duarte (CIDA)
Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)
Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)
Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)

Defensoría del Pueblo
Fundación Defensoría del Pueblo

Ministerio de Agricultura y Tierras
Procuraduría Agraria Nacional (PAN)
Servicio Autónomo de Sanidad Agropecuaria (SASA)
Instituto Nacional de la Pesca y Acuicultura (INAPESCA)
Instituto Nacional de Desarrollo Rural (INDER)
Corporación Venezolana Agraria (CVA)
Instituto Nacional de Tierras (INTI)

Ministerio de Educación Superior
Colegio Universitario Francisco de Miranda
Colegio Universitario de Caracas
Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"
Colegio Universitario Cecilio Acosta, de Los Teques
Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)
Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano
Instituto Universitario Experimental de Tecnología Andrés Eloy Blanco- Barquisimeto
Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital
Instituto Universitario de Tecnología Alonso Gamero, Coro
Instituto Universitario de Tecnología Agroindustrial Región Los Andes
Instituto Universitario de Tecnología de los Llanos
Instituto Universitario de Tecnología de Maracaibo
Instituto Universitario de Tecnología de Ejido
Instituto Universitario de Tecnología de Yaracuy
Instituto Universitario de Tecnología de Puerto Cabello
Instituto Universitario de Tecnología de Valencia
Instituto Universitario de Tecnología del Estado Trujillo
Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre
Instituto Universitario Experimental de Tecnología de La Victoria
Instituto Universitario de Tecnología de Cabimas
Instituto Universitario de Tecnología del Estado Portuguesa
Instituto Universitario de Tecnología de Cumaná
Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"
Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita
Instituto Universitario de Barlovento
Instituto Universitario de Tecnología de Caripito
Universidad del Zulia (LUZ)
Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)
Universidad de Oriente (UDO)
Universidad de Los Andes (ULA)
Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)
Universidad Nacional Experimental Rafael María Baralt (UNERMB)
Universidad Nacional Experimental Simón Bolívar (USB)
Universidad Nacional Abierta (UNA)
Universidad Nacional Experimental de Guayana (UNEG)
Universidad Centroccidental Lisandro Alvarado (UCLA)
Universidad Pedagógica Experimental Libertador (UPEL)
Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)
Universidad Nacional Experimental del Táchira (UNET)
Universidad Central de Venezuela (UCV)
Universidad de Carabobo (UC)

Universidad Nacional Experimental Simón Rodriguez (UNESR)
Universidad Nacional Experimental Francisco de Miranda (UNEFM)
Universidad Nacional Experimental del Yaracuy (UNEY)
Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)
Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)
Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)
Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)
Fundación Instituto Botánico de Venezuela "Dr. Tobías Láser"
Fundación Misión Sucre
Universidad Nacional Experimental Marítima del Caribe (UNEMC)
Instituto Universitario de Tecnología del Estado Apure
Instituto Universitario de Tecnología del Estado Barinas
Instituto Universitario de Tecnología del Estado Bolívar
Universidad Bolivariana de Venezuela (UBV)
Instituto Universitario de Tecnología La Fría

Ministerio de Comunicación e Información
Servicio Autónomo Radio Nacional de Venezuela
Servicio Autónomo Imprenta Nacional y Gaceta Oficial
Agencia Bolivariana de Noticias

Ministerio para la Economía Popular
Instituto Nacional de Cooperación Educativa (INCE)
Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)
Fundación Misión Vuelvan Caras
Fondo de Crédito Industrial (FONCREI)
Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)
Fondo de Desarrollo Microfinanciero (FONDEMI)
Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)

Ministerio de Alimentación
Fundación Programa de Alimentos Estratégicos (FUNDAPROAL)

Ministerio de Industrias Ligeras y Comercio
Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU)
Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)
Instituto Nacional de Hipódromos (INH)
Servicio Autónomo de la Propiedad Intelectual (SAPI)
Servicio Nacional de Contrataciones
Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)

Ministerio de Industrias Básicas y Minería
Corporación Venezolana de Guayana (C.V.G)
Instituto Nacional de Geología y Minería (INGEOMIN)

Ministerio de Turismo
Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles
Instituto Nacional de Promoción y Capacitación Turística (INATUR)
Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)

Ministerio de Energía y Petróleo
Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"
Fundación Oro Negro
Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)
Fundación Misión Ribas
Ente Nacional del Gas (ENAGAS)

Ministerio de la Cultura
Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas
Consejo Nacional de la Cultura (CONAC)
Instituto Universitario de Estudios Musicales
Instituto Universitario de Teatro
Instituto del Patrimonio Cultural
Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón.
Compañía Nacional de Teatro
Fundación Orquesta Filarmónica Nacional
Instituto Universitario de Danza
Fundación Biblioteca Ayacucho
Fundación La Casa de Bello
Fundación Vicente Emilio Sojo
Fundación Teresa Carreño
Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos
Fundación Kuai-Mare del Libro Venezolano
Fundación Casa del Artista
Fundación de Etnomusicología y Folklore
Fundación Cinemateca Nacional
Fundación Poliedro de Caracas
Fundación Centro Nacional de la Fotografía de Venezuela
Fundación Museos Nacionales
Centro Nacional Autónomo de Cinematografía (CNAC)
Centro Nacional del Libro (CNL)
Instituto de las Artes Escénicas y Musicales
Instituto de las Artes de la Imagen y el Espacio

Ministerio para la Vivienda y el Hábitat
Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR)
Instituto Nacional de la Vivienda (INAVI)
Banco Nacional de Vivienda y Hábitat (BANAVIH)
Instituto Autónomo Consejo Nacional de Vivienda (CONAVI)
Fondo Nacional de Desarrollo Urbano (FONDUR)

Ministerio de Participación Popular y Desarrollo Social
Instituto Nacional del Menor (INAM)
Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)
Instituto Autónomo Fondo Único Social (IAFUS)
Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)
Fundación para el Desarrollo de la Comunidad y Fomento Municipal (FUNDACOMUN)
Fondo de Inversión Social de Venezuela (FONVIS)
Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)

Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)
Servicio Autónomo Fondo Nacional de Protección del Niño y del Adolescente
Instituto Nacional de la Mujer (INAMUJER)
Instituto Nacional de Servicios Sociales

Ministerio de Salud
Instituto Autónomo Hospital Universitario de Caracas (HUC)
Instituto Nacional de Nutrición (INN)
Instituto Nacional de Higiene "Rafael Rangel" (INHRR)
Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)
Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)
Servicio Autónomo Instituto de Biomedicina
Fundación "José Félix Ribas" (FUNDARIBAS)
Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLIVAR)
Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"

01
Asamblea Nacional

A0420

Fundación Televisora de la Asamblea Nacional (ANTV)

FUNDACIÓN TELEVISORA DE LA ASAMBLEA NACIONAL ANTV

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el Ejercicio Fiscal 2006, la Fundación Televisora de la Asamblea Nacional tiene estimado llevar a cabo proyectos importantes dentro del ámbito comunicacióñal, del encuentro y de la acción social para democratizar la información y la opinión dentro de un contenido ameno o dinámico y con altísima calidad.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**14.987.600.000**
Transferencias y Donaciones Corrientes	14.987.600.000
Asamblea Nacional	14.987.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	14.987.600.000
Asamblea Nacional	14.987.600.000
TOTAL	**14.987.600.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**9.820.883.379**
Gastos de Consumo	9.746.483.379
Remuneraciones	4.686.828.960
Sueldos, Salarios y Otras Retribuciones	2.047.680.000
Beneficios y Complementos de Sueldos y Salarios	977.484.000
Aportes Patronales	280.532.160
Prestaciones Sociales y Otras Indemnizaciones	341.280.000
Asistencia Socioeconómica	590.972.800
Otros Gastos de Personal	448.880.000
Bienes y Servicios	5.059.654.419
Bienes de Consumo	2.034.715.994
Servicios no Personales	3.024.938.425
Transferencias y Donaciones Corrientes	74.400.000
Al Sector Privado	74.400.000
Donaciones Corrientes al Sector Privado	74.400.000
Donaciones a Personas	37.200.000
Donaciones a Instituciones sin Fines de Lucro	37.200.000
Gastos de Capital	**5.166.716.621**
Inversión Real Directa	5.166.716.621
Formación Bruta de Capital Fijo	5.166.716.621
Maquinaria, Equipos y Otros Bienes Muebles	5.166.716.621
TOTAL	**14.987.600.000**

RESUMEN DE PROYECTOS
(En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Difundir el Trabajo Competente de la Asamblea Nacional	Actividad	19.945		7.509.667.200			7.509.667.200
02	Convenio Cooperación	Actividad	40		729.132.800			729.132.800
	TOTAL				8.238.800.000			8.238.800.000

RESUMEN DE ACCIONES CENTRALIZADAS
(En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		5.112.008.038			5.112.008.038
02	Gestión Administrativa		1.636.791.962			1.636.791.962
	TOTAL		6.748.800.000			6.748.800.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**95**	**2.047.680.000**
Directivo	8	252.000.000
Profesional y Técnico	67	203.040.000
Administrativo	20	1.592.640.000
TOTAL	**95**	**2.047.680.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	4.686.828.960
4.02	Materiales, Suministros y Mercancías	2.034.715.994
4.03	Servicios no Personales	3.024.938.425
4.04	Activos Reales	5.166.716.621
4.07	Transferencias y Donaciones	74.400.000
	TOTAL	**14.987.600.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**14.987.600.000**
Transferencias y Donaciones Corrientes	14.987.600.000
Del Sector Público	14.987.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	14.987.600.000
De la República	14.987.600.000
B. Gastos Corrientes	**9.820.883.379**
Gastos de Consumo	9.746.483.379
Remuneraciones	4.686.828.960
Sueldos, Salarios y Otras Retribuciones	2.047.680.000
Beneficios y Complementos de Sueldos y Salarios	977.484.000
Aportes Patronales	280.532.160
Prestaciones Sociales y Otras Indemnizaciones	341.280.000
Asistencia Socioeconómica	590.972.800
Otros Gastos de Personal	448.880.000
Bienes y Servicios	5.059.654.419
Bienes de Consumo	2.034.715.994
Servicios no Personales	3.024.938.425
Transferencias y Donaciones Corrientes	74.400.000
Al Sector Privado	74.400.000
Donaciones Corrientes al Sector Privado	74.400.000
Donaciones a Personas	37.200.000
Donaciones a Instituciones sin Fines de Lucro	37.200.000
C. Resultado Económico: Ahorro/ (Desahorro)	**5.166.716.621**
II. Cuenta Capital	
A. Ingresos de Capital	**5.166.716.621**
Recursos Propios de Capital	5.166.716.621
Ahorro en la Cuenta Corriente	5.166.716.621
B. Gastos de Capital	**5.166.716.621**
Inversión Real Directa	5.166.716.621
Formación Bruta de Capital Fijo	5.166.716.621
Maquinaria, Equipos y Otros Bienes Muebles	5.166.716.621
C. Resultado Financiero: Equilibrado	

02
Contraloría General de la República

A0398

Fundación Instituto de Altos Estudios de Control Fiscal y Auditoría de Estado "Gumersindo Torres" (COFAE)

FUNDACIÓN INSTITUTO DE ALTOS ESTUDIOS DE CONTROL FISCAL Y AUDITORÍA DE ESTADO "GUMERSINDO TORRES" (COFAE)

La Fundación fue creada mediante resolución del Contralor General de la República en fecha 01 de diciembre de 1997 publicada en la Gaceta Oficial N°. 36.347 del 03 de diciembre de 1997. Sus estatutos fueron reformados y autentificados en la Oficina Subalterna Cuarto Circuito del Municipio Libertador en fecha 12.08.2002, con el nombre de Fundación Instituto de Altos Estudios de Control Fiscal y Auditoria de Estado "Gumersindo Torres".

Dicha Fundación tiene como objetivo principal la especialización, actualización y desarrollo de recursos humanos de alto nivel en auditoria y control de estado, capaces de ejercer eficazmente la vigilancia y fiscalización del patrimonio público, la administración del Sistema Nacional de Control y la promoción del fortalecimiento del Poder Ciudadano.

El financiamiento del presupuesto se deriva de Transferencias de la Contraloría General de la República Bs. 2.711,2 millones, venta de bienes y servicios Bs. 3.265,0 millones y recursos de capital Bs. 71,8 millones.

Se espera llevar a cabo como política de financiamiento, incrementar los ingresos por concepto de ventas de servicios académicos, a través de:

Efectuar mayor número de actividades académicas, mediante la continuación de programas de capacitación para la Contraloría General de la República y por la captación de nuevos participantes de distintos organismos públicos y privados, así como la edición y venta de libros y textos.

POLÍTICA DE GASTOS:

- Racionalizar los gastos de funcionamiento para brindar un servicio de capacitación técnica especializada.
- Actualizar la plataforma informática.
- Consolidar los programas de capacitación integral (Diplomado).
- Desarrollar la Especialización en Auditoria de Estado y Maestría en Control de Estado.

Política de cobertura de los servicios a prestar por el Organismo:

- Capacitar a una población aproximada de 5.482 participantes en sus actividades, lo cual representará un incremento porcentual del 20% con relación al ejercicio fiscal 2005.
- Implantar la capacitación superior en control de Estado.
- Desarrollar el aula virtual.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**5.976.217.657**
Transferencias y Donaciones Corrientes	2.711.200.000
Del Sector Público	2.711.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.711.200.000
De la República	
Recursos ordinarios	2.711.200.000
Venta de Bienes y Servicios de las Administraciones Publicas	3.265.017.657
Venta de Bienes	97.000.000
Venta de Servicios	3.168.017.657
Ingresos de Capital	**71.788.234**
Recursos Propios de Capital	71.788.234
Incremento de la Depreciación y Amortización Acumuladas	71.788.234
TOTAL	**6.048.005.891**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**5.356.333.888**
Gastos de Consumo	5.345.433.888
Remuneraciones	3.315.963.067
Sueldos, Salarios y Otras Retribuciones	1.695.531.338
Aportes Patronales	159.912.899
Prestaciones Sociales y Otras Indemnizaciones	383.922.835
Asistencia Socioeconómica	286.480.000
Otros Gastos de Personal	790.115.995
Bienes y Servicios	1.957.682.587
Bienes de Consumo	705.225.965
Servicios no Personales	1.252.456.622
Depreciación y Amortización	71.788.234
Otras Perdidas	5.300.000
Obligaciones del Ejercicio Vigente	4.800.000
Devoluciones y Reintegros Diversos	4.800.000
Otras Pérdidas	500.000
Transferencias y Donaciones Corrientes	5.600.000
Al Sector Privado	5.600.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Transferencias Corrientes al Sector Privado	5.600.000
Otras Transferencias Corrientes Internas al Sector Privado	5.600.000
Gastos de Capital	**672.632.003**
Inversión Real Directa	672.632.003
Formación Bruta de Capital Fijo	647.632.003
Maquinaria, Equipos y Otros Bienes Muebles	647.632.003
Bienes Intangibles	25.000.000
Aplicaciones Financieras	**19.040.000**
Disminución de Pasivos	19.040.000
Disminución de Cuentas y Efectos por Pagar	19.040.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	19.040.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	19.040.000
TOTAL	**6.048.005.891**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Capacitación de recursos humanos en auditoria y control de Estado	Alumno	5.482	2.774.727.657	2.374.800.000			5.149.527.657
02	Desarrollo y consolidación de la gestión editorial	Libro	46.500	97.000.000	336.400.000			433.400.000
03	Promoción y difusión cultural	Persona Atendida	1.300	91.850.000				91.850.000
04	Coordinación de identidad corporativa y gestión comunicacional	Coordinación	1	271.500.000				271.500.000
	TOTAL			**3.235.077.657**	**2.711.200.000**			**5.946.277.657**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
02	Gestión Administrativa	101.728.234				101.728.234
	TOTAL	**101.728.234**				**101.728.234**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**55**	**1.056.911.523**
Directivo	1	138.816.720
Profesional y Técnico	26	642.390.787
Administrativo	16	178.404.468
Obrero	12	97.299.548
Personal Fijo a Tiempo Parcial	**1**	**13.450.085**
Profesional y Técnico	1	13.450.085
Personal Contratado	**43**	**609.150.000**
Docente	43	609.150.000
TOTAL	99	1.679.511.608

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.315.963.067
4.02	Materiales, Suministros y Mercancías	705.225.965
4.03	Servicios no Personales	1.252.456.622
4.04	Activos Reales	672.632.003
4.07	Transferencias y Donaciones	5.600.000
4.08	Otros Gastos	77.088.234
4.11	Disminución de Pasivos	19.040.000
	TOTAL	6.048.005.891

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.976.217.657**
Transferencias y Donaciones Corrientes	2.711.200.000
Del Sector Público	2.711.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.711.200.000
De la República	
Recursos Ordinarios	2.711.200.000
Venta de Bienes y Servicios de las Administraciones Publicas	3.265.017.657

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Venta de Servicios	3.168.017.657
B. Gastos Corrientes	**5.356.333.888**
Gastos de Consumo	5.345.433.888
Remuneraciones	3.315.963.067
Sueldos, Salarios y Otras Retribuciones	1.695.531.338
Aportes Patronales	159.912.899
Prestaciones Sociales y Otras Indemnizaciones	383.922.835
Asistencia Socioeconómica	286.480.000
Otros Gastos de Personal	790.115.995
Bienes y Servicios	1.957.682.587
Bienes de Consumo	705.225.965
Servicios no Personales	1.252.456.622
Depreciación y Amortización	71.788.234
Otras Perdidas	5.300.000
Obligaciones del Ejercicio Vigente	4.800.000
Devoluciones y Reintegros Diversos	4.800.000
Otras Pérdidas	500.000
Transferencias y Donaciones Corrientes	5.600.000
Al Sector Privado	5.600.000
Transferencias Corrientes al Sector Privado	5.600.000
Otras Transferencias Corrientes Internas al Sector Privado	5.600.000
C. Resultado Económico: Ahorro (Desahorro)	**619.883.769**
II. Cuenta Capital	
A. Ingresos de Capital	**691.672.003**
Recursos Propios de Capital	691.672.003
Ahorro en la Cuenta Corriente	619.883.769
Incremento de la Depreciación y Amortización Acumuladas	71.788.234
B. Gastos de Capital	**672.632.003**
Inversión Real Directa	672.632.003
Formación Bruta de Capital Fijo	647.632.003
Maquinaria, Equipos y Otros Bienes Muebles	647.632.003
Bienes Intangibles	25.000.000
C. Resultado Financiero: Superávit (Déficit)	**19.040.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**19.040.000**
Superávit Financiero	19.040.000
B. Aplicaciones Financieras	**19.040.000**
Disminución de Pasivos	19.040.000
Disminución de Cuentas y Efectos por Pagar	19.040.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	19.040.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	19.040.000

A0416

Fundación para los Servicios de Salud y Previsión Social de la Contraloria General de la República (SERSACON).

FUNDACIÓN PARA LOS SERVICIOS DE SALUD Y PREVISIÓN SOCIAL DE LA CONTRALORÍA GENERAL DE LA REPÚBLICA (SERSACON)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación para los Servicios de Salud de la Contraloría General de la República (SERSACON), se crea por disposición del Contralor General de la República según resolución N 01-00-115 de fecha 23-03-04, publicada en la Gaceta Oficial N 37.910 de fecha 31-03-04, con el objeto de implementar los planes y ejecutar las actividades orientadas a garantizar la asistencia médica preventiva, ambulatoria y hospitalaria del personal de la Contraloria General de la República y de su grupo familiar así como su respectivo financiamiento dentro de los límites y términos que se establezcan al efecto.

En este sentido, la Fundación orientará sus actividades hacia la organización de su personal a fin de implementar la estructura más idónea con la cual poder cumplir su objetivo general, lo que supone la realización de un cronograma de actividades de carácter operativo a ejecutarse durante todo el año.

El financiamiento de la Fundación en el período se apalancará en las transferencias que se reciban de su órgano de adscripción, las cuales se utilizarán para cubrir los gastos que sean necesarios así como para constituir una estructura financiera que permita en el mediano plazo minimizar la carga que pudiera representar la Fundación para el estado Venezolano, atendiendo siempre a criterios de seguridad y liquidez.

En lo que respecta a su política en materia de gastos, la Fundación se manejará desde el primer momento de sus operaciones bajo los más estrictos criterios de austeridad que permitan un funcionamiento óptimo, sin sacrificios en la calidad del servicio que pretende ofrecer.

En este sentido se ha decidido abrir la estructura presupuestaria del ente en dos proyectos claramente diferenciado en cuanto a los objetivos que se pretenden cumplir y los recursos asignados para ello, estos son:

Proyecto 01: Servicio Médico y Asistencia Social

Proyecto 02: Previsión Social, Esparcimiento y Recreación

Finalmente, se prevé la atención en el período, de casos bajo los mismos parámetros que hasta el momento han normado la prestación de los servicios de salud, al personal del Organismo, de tal manera que en este año se consolide la transición de la modalidad de servicio al personal manteniendo los estándares de calidad a los que esta acostumbrado, con el fin de avanzar hacia su optimización a partir del próximo año. Para el presente ejercicio fiscal el Organismo financiará su presupuesto con Transferencias de la Contraloría General de la República Bs. 7.500,0 millones, recursos propios por Bs. 850,0 millones y recursos de capital (depreciación acumulada) Bs. 60,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**8.350.000.000**
Transferencias y Donaciones Corrientes	7.500.000.000
Del Sector Público	7.500.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	7.500.000.000
De la República	
Recursos Ordinarios	7.500.000.000
Rentas de la Propiedad	850.000.000
Intereses	850.000.000
Intereses Internos	850.000.000
Intereses por Depósitos	850.000.000
Ingresos de Capital	**60.000.000**
Recursos Propios de Capital	60.000.000
Incremento de la Depreciación y Amortización Acumuladas	60.000.000
TOTAL	**8.410.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**6.092.910.000**
Gastos de Consumo	1.292.910.000
Remuneraciones	841.410.000
Sueldos, Salarios y Otras Retribuciones	673.110.000
Beneficios y Complementos de Sueldos y Salarios	2.400.000
Aportes Patronales	44.250.000
Prestaciones Sociales y Otras Indemnizaciones	56.690.000
Asistencia Socioeconómica	58.500.000
Otros Gastos de Personal	6.460.000
Bienes y Servicios	391.500.000
Bienes de Consumo	186.500.000
Servicios no Personales	205.000.000
Depreciación y Amortización	60.000.000
Transferencias y Donaciones Corrientes	4.800.000.000
Al Sector Privado	4.800.000.000
Transferencias Corrientes al Sector Privado	4.800.000.000
A Empresas Privadas	4.800.000.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**207.090.000**
Inversión Real Directa	207.090.000
Formación Bruta de Capital Fijo	207.090.000
Maquinaria, Equipos y Otros Bienes Muebles	207.090.000
Aplicaciones Financieras	**2.110.000.000**
Inversión Financiera	2.110.000.000
Incremento de Otros Activos Financieros	2.110.000.000
Incremento de Disponibilidades	2.110.000.000
Incremento de Bancos	2.110.000.000
TOTAL	**8.410.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid.Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Servicio Médico y Asistencia Social	Caso Atendido	9.200		6.910.000.000			6.910.000.000
002	Previsión Social, Esparcimiento y Recreación	Actividad Recreativa	30.000		552.700.000			552.700.000
	TOTAL				7.462.700.000			7.462.700.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod.	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	668.000.000	37.300.000			705.300.000
02	Gestión Administrativa	242.000.000				242.000.000
	TOTAL	910.000.000	37.300.000			947.300.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**23**	**342.715.040**
Administrativo	17	192.696.800
Médico	6	150.018.240
Personal Contratado	**2**	**20.000.000**
Administrativo	2	20.000.000
TOTAL	25	362.715.040

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	841.410.000
4.02	Materiales, Suministros y Mercancías	186.500.000
4.03	Servicios no Personales	205.000.000
4.04	Activos Reales	207.090.000
4.05	Activos Financieros	2.110.000.000
4.07	Transferencias y Donaciones	4.800.000.000
4.08	Otros Gastos	60.000.000
	TOTAL	8.410.000.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.350.000.000**
Transferencias y Donaciones Corrientes	7.500.000.000
Del Sector Público	7.500.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	7.500.000.000
De la República	
Recursos Ordinarios	7.500.000.000
Rentas de la Propiedad	850.000.000
Intereses	850.000.000
Intereses Internos	850.000.000
Intereses por Depósitos	850.000.000
B. Gastos Corrientes	**6.092.910.000**
Gastos de Consumo	1.292.910.000
Remuneraciones	841.410.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Sueldos, Salarios y Otras Retribuciones	673.110.000
Beneficios y Complementos de Sueldos y Salarios	2.400.000
Aportes Patronales	44.250.000
Prestaciones Sociales y Otras Indemnizaciones	56.690.000
Asistencia Socioeconómica	58.500.000
Otros Gastos de Personal	6.460.000
Bienes y Servicios	391.500.000
Bienes de Consumo	186.500.000
Servicios no Personales	205.000.000
Depreciación y Amortización	60.000.000
Transferencias y Donaciones Corrientes	4.800.000.000
Al Sector Privado	4.800.000.000
Transferencias Corrientes al Sector Privado	4.800.000.000
A Empresas Privadas	4.800.000.000
C. Resultado Económico: Ahorro (Desahorro)	**2.257.090.000**
II. Cuenta Capital	
A. Ingresos de Capital	**2.317.090.000**
Recursos Propios de Capital	2.317.090.000
Ahorro en la Cuenta Corriente	2.257.090.000
Incremento de la Depreciación y Amortización Acumuladas	60.000.000
B. Gastos de Capital	**207.090.000**
Inversión Real Directa	207.090.000
Formación Bruta de Capital Fijo	207.090.000
Maquinaria, Equipos y Otros Bienes Muebles	207.090.000
C. Resultado Financiero: Superávit/(Déficit)	**2.110.000.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**2.110.000.000**
Superávit Financiero	2.110.000.000
B. Aplicaciones Financieras	**2.110.000.000**
Inversión Financiera	2.110.000.000
Incremento de Otros Activos Financieros	2.110.000.000
Incremento de Disponibilidades	2.110.000.000
Incremento de Bancos	2.110.000.000

06
Ministerio de Relaciones Exteriores

A0170

Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

SERVICIO AUTÓNOMO INSTITUTO DE ALTOS ESTUDIOS DIPLOMÁTICOS PEDRO GUAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el año 2006, el Instituto de Altos Estudios Diplomáticos Pedro Gual, tiene previsto consolidar su política académica, así como el desarrollo de una cultura investigativa y de difusión de las actividades a desarrollar. En ese sentido, se ha programado una nueva maestría en política exterior, así como programas de estudio destinados a la formación y capacitación de funcionarios del MRE y otras instituciones del sector oficial. Para ello, se requiere la contratación de nuevo personal (10 investigadores) y la puesta en marcha de nuevas políticas de atención académica, de acuerdo a las necesidades de formación del personal de los diferentes Viceministerios y Direcciones Generales del Despacho, las cuales se orientan a: formar y capacitar a los aspirantes a ingresar al cuerpo Diplomático de la Nación; formar y capacitar funcionarios de la Administración Pública y el sector privado, difundir e incentivar la investigación en el área política nacional e internacional; publicar las investigaciones realizadas, que contribuyan al mejoramiento de las relaciones internacionales, entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**5.841.004.080**
Transferencias y Donaciones Corrientes	5.454.000.000
Del Sector Público	5.454.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	5.454.000.000
De la República	5.454.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	167.004.080
Venta de Servicios	167.004.080
Rentas de la Propiedad	220.000.000
Intereses	220.000.000
Intereses Internos	220.000.000
Intereses por Depósitos	220.000.000
Ingresos de Capital	**23.685.000**
Recursos Propios de Capital	23.685.000
Incremento de la Depreciación y Amortización Acumuladas	23.685.000
Fuentes Financieras	**2.171.029.325**
Disminución de la Inversión Financiera	2.171.029.325
Disminución de Otros Activos Financieros	2.171.029.325
Disminución de Disponibilidades	2.171.029.325
Disminución de Caja	2.171.029.325
TOTAL	**8.035.718.405**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**7.125.455.150**
Gastos de Consumo	7.125.455.150
Remuneraciones	3.851.679.775
Sueldos, Salarios y Otras Retribuciones	1.392.653.673
Beneficios y Complementos de Sueldos y Salarios	972.616.824
Aportes Patronales	149.334.634
Prestaciones Sociales y Otras Indemnizaciones	835.777.190
Asistencia Socioeconómica	157.968.339
Otros Gastos de Personal	343.329.115
Bienes y Servicios	3.250.090.375
Bienes de Consumo	1.051.434.664
Servicios no Personales	2.198.655.711
Depreciación y Amortización	23.685.000
Gastos de Capital	**910.263.255**
Inversión Real Directa	910.263.255
Formación Bruta de Capital Fijo	771.132.820
Maquinaria, Equipos y Otros Bienes Muebles	771.132.820
Bienes Intangibles	139.130.435
TOTAL	**8.035.718.405**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
22587	Formar y capacitar profesionales que aspiran ingresar a la sexta categoría de la Carrera Diplomática	Capacitación	52	115.251.490	345.754.470			461.005.960
22611	Fortalecimiento del centro de investigación y documentación especializada en Relaciones Exteriores y del centro de análisis estratégico.	Actualización	720	168.267.215	504.801.644			673.068.859
22569	Formar profesionales en el área de Relaciones Exteriores y negociaciones económicas Internacionales	Capacitación	70	119.564.234	358.692.700			478.256.934
22631	Fortalecer la cooperación nacional e internacional para consolidar los objetivos del Instituto Pedro Gual	Convenio	20	169.836.731	509.510.193			679.346.924
22638	Actividades de extensión: organización de debates y discusiones para abordar temas de importancia estratégica de la Política Exterior	Evento	16	64.930.850	194.792.551			259.723.401
22614	Actualizar el material bibliográfico, hemerográfico y electrónico, necesario para el Apoyo Docente y de Investigación	Actualización	715	19.363.496	58.090.488			77.453.984
22623	Diseñar y desarrollar una línea de publicaciones (serie de Investigación, serie de cuadernos y revistas) para dar a conocer la labor investigativa del MRE y del Instituto Pedro Gual	Publicación	20	18.301.722	54.905.164			73.206.886
22633	Divulgar y difundir el rol de los Programas del Instituto como Ente formador del funcionario del Servicio Exterior	Evento	2.169	78.099.096	234.297.287			312.396.383
22625	Diseñar, desarrollar y estimular la investigación	Evento	30	124.845.707	374.537.120			499.382.827

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
22599	Formar, especializar y actualizar funcionarios del MRE en áreas vinculadas con su ejercicio profesional y laboral	Capacitación	505	307.223.145	372.744.411			679.967.556
22568	Formar, especializar y actualizar cuadros superiores de la Administración del Sector Público y Privado en el Área Internacional	Capacitación	485	178.991.324	536.973.972			715.965.296
	TOTAL			1.364.675.010	3.545.100.000			4.909.775.010

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	230.598.908	1.431.712.500			1.662.311.408
02	Gestión Administrativa	962.759.487	477.187.500		23.685.000	1.463.631.987
	TOTAL	1.193.358.395	1.908.900.000		23.685.000	3.125.943.395

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**51**	**1.135.328.149**
Directivo	7	284.001.010
Profesional y Técnico	33	720.476.772
Administrativo	11	130.850.367
TOTAL	51	1.135.328.149

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.851.679.775
4.02	Materiales, Suministros y Mercancías	1.051.434.664
4.03	Servicios no Personales	2.198.655.711
4.04	Activos Reales	910.263.255
4.08	Otros Gastos	23.685.000
	TOTAL	8.035.718.405

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.841.004.080**
Transferencias y Donaciones Corrientes	5.454.000.000
Del Sector Público	5.454.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	5.454.000.000
De la República – Recursos Ordinarios	5.454.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	167.004.080
Venta de Servicios	167.004.080
Rentas de la Propiedad	220.000.000
Intereses	220.000.000
Intereses Internos	220.000.000
Intereses por Depósitos	220.000.000
B. Gastos Corrientes	**7.125.455.150**
Gastos de Consumo	7.125.455.150
Remuneraciones	3.851.679.775
Sueldos, Salarios y Otras Retribuciones	1.392.653.673
Beneficios y Complementos de Sueldos y Salarios	972.616.824
Aportes Patronales	149.334.634
Prestaciones Sociales y Otras Indemnizaciones	835.777.190
Asistencia Socioeconómica	157.968.339
Otros Gastos de Personal	343.329.115
Bienes y Servicios	3.250.090.375
Bienes de Consumo	1.051.434.664
Servicios no Personales	2.198.655.711
Depreciación y Amortización	23.685.000
C. Resultado Económico:Ahorro/(Desahorro)	**(1.284.451.070)**
II. Cuenta Capital	
A. Ingresos de Capital	**(1.260.766.070)**
Recursos Propios de Capital	(1.260.766.070)
Desahorro en la Cuenta Corriente	(1.284.451.070)
Incremento de la Depreciación y Amortización Acumuladas	23.685.000
B. Gastos de Capital	**910.263.255**
Inversión Real Directa	910.263.255
Formación Bruta de Capital Fijo	771.132.820
Maquinaria, Equipos y Otros Bienes Muebles	771.132.820
Bienes Intangibles	139.130.435
C. Resultado Financiero:Superávit/(Déficit)	**(2.171.029.325)**
III. Cuenta Financiera	
A. Fuentes Financieras	**2.171.029.325**
Disminución de la Inversión Financiera	2.171.029.325
Disminución de Otros Activos Financieros	2.171.029.325
Disminución de Disponibilidades	2.171.029.325
Disminución de Caja	2.171.029.325
B. Aplicaciones Financieras	**2.171.029.325**
Resultado Financiero: Déficit	2.171.029.325

07
Ministerio de Finanzas

A0121
Superintendencia de Bancos y Otras Instituciones Financieras

SUPERINTENDENCIA DE BANCOS Y OTRAS INSTITUCIONES FINANCIERAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el año 2006, SUDEBAN, orientará sus acciones a:

- Realizar una cobranza eficiente de los aportes financieros provenientes de los bancos, entidades de ahorro y préstamos y demás instituciones financieras regidas por el Decreto con Fuerza de Ley de Reforma de la Ley General de Bancos y Otras Instituciones Financieras.

- Optimizar los recursos financieros obtenidos, a fin de que los mismos generen nuevos ingresos.

- Elevar al máximo, la eficacia y eficiencia administrativa, para la garantía del desarrollo de las actividades de inspección, supervisión, vigilancia, regulación y control de los Bancos y Otras Instituciones Financieras, ajustándose a la política de racionalización del gasto corriente.

- Realizar inversiones para dotar a la Institución de una nueva sede, que reúna las condiciones físicas y ambientales óptimas para el desempeño de sus funciones.

- Realizar inversiones en tecnología de información, acorde a la tecnología ajustada a las nuevas políticas de Estado en esta materia, así como también, continuar con el programa de ampliación, acondicionamiento y mantenimiento preventivo y correctivo para los equipos existentes en la Institución.

- Mantener una política de remuneración y beneficios para el personal, basada en competencias, habilidades y responsabilidades del mismo.

- Desarrollar un programa de entrenamiento eficiente, con la finalidad de dotar de habilidades y destrezas al personal para optimizar las funciones.

- Realizar la supervisión de los sujetos sometidos al control de esta Institución, a través del proceso de supervisión integral y la emisión de normas preventivas, con el objeto de preservar los intereses de los depositantes y coadyuvar a la estabilidad del Sistema Financiero.

- Proporcionar al público en general, la atención integral, oportuna y efectiva en materia de denuncias, reclamos y consultas, relacionadas con las operaciones del Sistema Bancario, con el objetivo de garantizar el cumplimiento de las necesidades sociales, económicas y de justicia de los ciudadanos y ciudadanas de la sociedad venezolana.

- Recibir, analizar y procesar información financiera que requiera el Ministerio Público y demás órganos de investigación penal competentes, a objeto de prevenir e investigar los delitos relacionados con la delincuencia organizada.

- Difundir la información sobre el Sistema Bancario que genera la Institución, en forma clara y transparente.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**127.566.781.276**
Transferencias y Donaciones Corrientes	122.637.977.436
Del Sector Privado	113.500.653.589
Transferencias Corrientes Internas Recibidas del Sector Privado	113.500.653.589
De Empresas Privadas	113.500.653.589
Del Sector Público	9.137.323.847
Transferencias Corrientes Internas Recibidas del Sector Publico	9.137.323.847
De los Entes Descentralizados Financieros Bancarios	9.137.323.847
Venta de Bienes y Servicios de las Administraciones Públicas	40.000.000
Venta de Bienes	40.000.000
Rentas de la Propiedad	4.888.803.840
Intereses	4.888.803.840
Intereses Internos	4.888.803.840
Intereses por Depósitos	4.888.803.840
Ingresos de Capital	**22.254.859.794**
Recursos Propios de Capital	22.254.859.794
Venta y/o Desincorporación de Activos Fijos	15.000.000.000
De Activos Fijos	15.000.000.000
Incremento de la Depreciación y Amortización Acumuladas	7.254.859.794
Fuentes Financieras	**1.152.180.257**
Disminución de la Inversión Financiera	1.152.180.257
Disminución de Otros Activos Financieros	1.152.180.257
Disminución de Disponibilidades	1.152.180.257
Disminución de Caja	1.152.180.257
TOTAL	**150.973.821.327**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**112.255.095.807**
Gastos de Consumo	109.756.212.296
Remuneraciones	84.442.126.843
Sueldos, Salarios y Otras Retribuciones	22.036.490.467
Beneficios y Complementos de Sueldos y Salarios	33.282.516.217
Aportes Patronales	3.086.864.716
Prestaciones Sociales y Otras Indemnizaciones	8.081.419.834
Asistencia Socioeconómica	17.954.835.609

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Bienes y Servicios	18.059.225.659
Bienes de Consumo	2.003.461.251
Servicios no Personales	16.055.764.408
Depreciación y Amortización	7.254.859.794
Transferencias y Donaciones Corrientes	2.498.883.511
Al Sector Privado	2.449.433.511
Transferencias Corrientes al Sector Privado	2.399.433.511
Directas a Personas	2.399.433.511
Pensiones y Otros Beneficios Asociados	726.152.065
Jubilaciones y Otros Beneficios Asociados	1.673.281.446
Donaciones Corrientes al Sector Privado	50.000.000
Donaciones a Personas	50.000.000
Al Sector Externo	49.450.000
Transferencias Corrientes al Exterior	49.450.000
A Organismos Internacionales	49.450.000
Gastos de Capital	**29.293.462.767**
Inversión Real Directa	29.293.462.767
Formación Bruta de Capital Fijo	29.129.794.017
Edificios e Instalaciones	22.470.000.000
Maquinaria, Equipos y Otros Bienes Muebles	6.659.794.017
Bienes Intangibles	163.668.750
Aplicaciones Financieras	**9.425.262.753**
Inversión Financiera	8.273.082.496
Incremento de Otros Activos Financieros	8.273.082.496
Incremento de Disponibilidades	8.273.082.496
Incremento de Inversiones Temporales	8.273.082.496
Disminución de Pasivos	1.152.180.257
Disminución de Cuentas y Efectos por Pagar	1.152.180.257
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.152.180.257
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.152.180.257
TOTAL	**150.973.821.327**

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Sude001	Supervisión del sistema bancario, otras instituciones financieras y demás empresas sometidas al control de la SUDEBAN, así como aquellos sujetos que pudieran estar realizando operaciones no autorizadas por este organismo	Informe	261	35.446.687.241				35.446.687.241
Sude002	Auditorias integrales	Informe	20	3.223.895.895				3.223.895.895
Sude003	Nueva sede para la Superintendencia de Bancos y Otras Instituciones Financieras	Edificio	1	31.167.265.010				31.167.265.010
Sude004	Ampliación del servicio de atención al usuario	Informe	5.403	2.877.040.995				2.877.040.995
Sude006	Emisión de normas prudenciales y manuales contables	Resolución	2	2.882.519.283				2.882.519.283
Sude005	Proyecto integral de información de regulación de entidades financieras (Roca)	Informe	2	2.749.562.210				2.749.562.210
Sude007	Plan de migración a software libre	Informe	535	2.424.856.366				2.424.856.366
	TOTAL			**80.771.827.000**				**80.771.827.000**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod.	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	37.096.594.535				37.096.594.535
02	Gestión Administrativa	30.705.966.281				30.705.966.281
03	Previsión y Protección Social	2.399.433.511				2.399.433.511
	TOTAL	**70.201.994.327**				**70.201.994.327**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**703**	**23.427.643.542**
Directivo	34	3.308.239.174
Profesional y Técnico	434	16.948.343.674
Administrativo	166	2.567.693.833
Obrero	69	603.366.861
Personal Contratado	**25**	**562.500.000**
Profesional y Técnico	25	562.500.000
TOTAL	**728**	**23.990.143.542**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**40**	**2.399.433.511**
Jubilado	29	643.703.985
Pensionado	11	223.832.892
TOTAL	**40**	**867.536.877**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	84.442.126.843
4.02	Materiales, Suministros y Mercancías	2.003.461.251
4.03	Servicios no Personales	16.055.764.408
4.04	Activos Reales	29.293.462.767
4.05	Activos Financieros	8.273.082.496
4.07	Transferencias y Donaciones	2.498.883.511
4.08	Otros Gastos	7.254.859.794
4.11	Disminución de Pasivos	1.152.180.257
	TOTAL	**150.973.821.327**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**127.566.781.276**
Transferencias y Donaciones Corrientes	122.637.977.436
Del Sector Privado	113.500.653.589
Transferencias Corrientes Internas Recibidas del Sector Privado	113.500.653.589
De Empresas Privadas	113.500.653.589
Del Sector Público	9.137.323.847
Transferencias Corrientes Internas Recibidas del Sector Público	9.137.323.847
De los Entes Descentralizados Financieros Bancarios	9.137.323.847
Venta de Bienes y Servicios de las Administraciones Publicas	40.000.000
Venta de Bienes	40.000.000
Rentas de la Propiedad	4.888.803.840
Intereses	4.888.803.840
Intereses Internos	4.888.803.840
Intereses por Depósitos	4.888.803.840
B. Gastos Corrientes	**112.255.095.807**
Remuneraciones	84.442.126.843
Sueldos, Salarios y Otras Retribuciones	22.036.490.467
Beneficios y Complementos de Sueldos y Salarios	33.282.516.217
Aportes Patronales	3.086.864.716
Prestaciones Sociales y Otras Indemnizaciones	8.081.419.834
Asistencia Socioeconómica	17.954.835.609
Bienes y Servicios	18.059.225.659
Bienes de Consumo	2.003.461.251
Servicios no Personales	16.055.764.408
Depreciación y Amortización	7.254.859.794
Transferencias y Donaciones Corrientes	2.498.883.511
Al Sector Privado	2.449.433.511
Transferencias Corrientes al Sector Privado	2.399.433.511
Directas a Personas	2.399.433.511
Pensiones y Otros Beneficios Asociados	726.152.065
Jubilaciones y Otros Beneficios Asociados	1.673.281.446
Donaciones Corrientes al Sector Privado	50.000.000
Donaciones a Personas	50.000.000
Al Sector Externo	49.450.000
Transferencias Corrientes al Exterior	49.450.000
A Organismos Internacionales	49.450.000
C. Resultado Económico: Ahorro / (Desahorro)	**15.311.685.469**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**37.566.545.263**
Recursos Propios de Capital	37.566.545.263
Ahorro en la Cuenta Corriente	15.311.685.469
Venta y/o Desincorporación de Activos Fijos	15.000.000.000
De Activos Fijos	15.000.000.000
Incremento de la Depreciación y Amortización Acumuladas	7.254.859.794
B. Gastos de Capital	**29.293.462.767**
Inversión Real Directa	29.293.462.767
Formación Bruta de Capital Fijo	29.129.794.017
Edificios e Instalaciones	22.470.000.000
Maquinaria, Equipos y Otros Bienes Muebles	6.659.794.017
Bienes Intangibles	163.668.750
C. Resultado Financiero: Superávit / (Déficit)	**8.273.082.496**
III. Cuenta Financiera	
A. Fuentes Financieras	**9.425.262.753**
Disminución de la Inversión Financiera	1.152.180.257
Disminución de Otros Activos Financieros	1.152.180.257
Disminución de Disponibilidades	1.152.180.257
Disminución de Caja	1.152.180.257
Superávit Financiero	8.273.082.496
B. Aplicaciones Financieras	**9.425.262.753**
Inversión Financiera	8.273.082.496
Incremento de Otros Activos Financieros	8.273.082.496
Incremento de Disponibilidades	8.273.082.496
Incremento de Inversiones Temporales	8.273.082.496
Disminución de Pasivos	1.152.180.257
Disminución de Cuentas y Efectos por Pagar	1.152.180.257
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.152.180.257
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.152.180.257

A0122

Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central

SERVICIO AUTÓNOMO DE PRESTACIONES SOCIALES DE LOS ORGANISMOS DE LA ADMINISTRACIÓN CENTRAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Servicio Autónomo Fondo de Prestaciones de los Organismos de la Administración Central, en el marco del las políticas internas del Ministerio de Finanzas, le corresponde asegurar el pago de las prestaciones sociales e intereses (fideicomiso), al personal empleado, obrero y docente egresado de los diferentes organismos que integran la Administración Central, conforme a las disposiciones contenidas en la Ley Orgánica del Trabajo, Ley de Carrera Administrativa, Leyes Especiales de igual naturaleza y Contratación Colectiva.

El Servicio atenderá el pago de las prestaciones sociales e intereses, al personal empleado, obrero y docente que han concluido su relación laboral y cuya liquidación y trámite para el pago de las mismas, se encuentra pendiente en el Organismo del cual egresó el trabajador. Asimismo, gestionará la liberación de los recursos correspondientes a fideicomisos laborales, aperturados en los diferentes entes financieros, a fin de garantizar que el servidor público disponga del monto de sus prestaciones sociales oportunamente, una vez que haya egresado de la Administración Pública.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**157.369.665.207**
Transferencias y Donaciones Corrientes	150.783.814.669
Del Sector Público	150.783.814.669
Transferencias Corrientes Internas Recibidas del Sector Público	150.783.814.669
De la República	150.783.814.669
Rentas de la Propiedad	6.585.850.538
Intereses	6.585.850.538
Intereses Internos	6.585.850.538
Intereses por Depósitos	6.585.850.538
TOTAL	**157.369.665.207**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**150.783.814.669**
Gastos de Consumo	150.783.814.669
Remuneraciones	150.783.814.669
Prestaciones Sociales y Otras Indemnizaciones	150.783.814.669
Aplicaciones Financieras	**6.585.850.538**
Inversión Financiera	6.585.850.538
Incremento de Otros Activos Financieros	6.585.850.538
Incremento de Disponibilidades	6.585.850.538
Incremento de Caja	6.585.850.538
TOTAL	**157.369.665.207**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0MFFP01	Tramitación y pago de las prestaciones sociales de los organismos de la administración central	Beneficiario	55.323	6.585.850.538	150.783.814.669			157.369.665.207
	TOTAL			6.585.850.538	150.783.814.669			157.369.665.207

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	150.783.814.669
4.05	Activos Financieros	6.585.850.538
	TOTAL	**157.369.665.207**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**157.369.665.207**
Transferencias y Donaciones Corrientes	150.783.814.669
Del Sector Público	150.783.814.669
Transferencias Corrientes Internas Recibidas del Sector Público	150.783.814.669
De la República	150.783.814.669
Recursos Ordinarios	150.783.814.669
Rentas de la Propiedad	6.585.850.538
Intereses	6.585.850.538
Intereses Internos	6.585.850.538
Intereses por Depósitos	6.585.850.538
B. Gastos Corrientes	**150.783.814.669**
Gastos de Consumo	150.783.814.669
Remuneraciones	150.783.814.669
Prestaciones Sociales y Otras Indemnizaciones	150.783.814.669
C. Resultado Económico: Ahorro /(Desahorro)	**6.585.850.538**
II. Cuenta Capital	
A. Ingresos de Capital	**6.585.850.538**
Recursos Propios de Capital	6.585.850.538
Ahorro en la Cuenta Corriente	6.585.850.538
C. Resultado Financiero: Superávit / (Déficit)	**6.585.850.538**
III. Cuenta Financiera	
A. Fuentes Financieras	**6.585.850.538**
Superávit Financiero	6.585.850.538
B. Aplicaciones Financieras	**6.585.850.538**
Inversión Financiera	6.585.850.538
Incremento de Otros Activos Financieros	6.585.850.538
Incremento de Disponibilidades	6.585.850.538
Incremento de Caja	6.585.850.538

A0123

Servicio Nacional Integrado de Administración
Aduanera y Tributaria (SENIAT)

SERVICIO NACIONAL INTEGRADO DE ADMINISTRACIÓN ADUANERA Y TRIBUTARIA (SENIAT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el año 2006, el SENIAT contribuirá, como institución del Estado, en la consecución de los objetivos y metas del Plan de Desarrollo Económico y Social de la Nación 2001- 2007; así como también en el logro de los objetivos estratégicos propuestos para la Nueva Etapa de la Revolución Bolivariana, en cuanto a promover el desarrollo de la economía productiva y alcanzar la sostenibilidad fiscal, mediante el aumento de la recaudación tributaria de origen no petrolero. Todo ello, enmarcado específicamente, en el objetivo estratégico de la Nueva Etapa como es, acelerar la construcción del nuevo modelo productivo rumbo a la creación del nuevo sistema económico.

En tal sentido, la acción de gobierno para la administración aduanera y tributaria correspondiente al citado ejercicio fiscal 2006, se enfocará en el aumento de la recaudación tributaria de origen no petrolero, mediante la reducción de los niveles de evasión fiscal y contrabando, expresados en los planes "Evasión Cero" y "Contrabando Cero", apoyados en la continua modernización del sistema tributario y aduanero venezolano.

Con tales premisas, la elaboración del documento presupuestario se fundamentó en la política emblemática del Servicio, materializada en los planes ya señalados, los cuales alinean y comprometen a toda la organización, desde el nivel directivo hasta el nivel operativo, para lograr las metas de recaudación previsto para el año 2006.

A tales fines, la gestión del SENIAT estará orientada a:

- Mejorar la percepción de los ciudadanos, acerca de la misión y visión y de la capacidad de respuesta de la administración tributaria.

- Inducir al cumplimiento voluntario de las obligaciones tributarias, mediante programas de divulgación masivos.

- Fortalecer los dispositivos de control interno, para dar mayor transparencia a la administración de los recursos aprobados al Servicio.

- Invertir en el mejoramiento y actualización de las competencias y habilidades del recurso humano, con énfasis en las áreas novedosas que hayan dado un excelente resultado.

- Adoptar medidas para la auditoria e incautación de sistemas informáticos, en los casos en que existan indicios de defraudación tributaria.

- Iniciar fiscalizaciones puntuales y selectivas, orientadas a sancionar el fraude tributario.

- Continuar las acciones penales, contra las empresas que hayan incurrido en fraude tributario.

- Ejecutar judicialmente los créditos tributarios contenidos en actos administrativos definitivamente firmes y a favor de la República, en los casos en que se haya agotado la gestión de cobro administrativo.

- Solicitar la adopción de medidas cautelares (embargo preventivo), en los juicios contenciosos (casos en que se presuma exista riesgo manifiesto respecto a la percepción de los créditos tributarios a favor de la República).

- Promover en todas las dependencias del SENIAT, acciones dirigidas a acrecentar la imagen corporativa, estimular el espíritu de cuerpo y sentido de pertenencia, con el fin de elevar el desempeño ético del funcionario.

Para el logro de sus objetivos y metas anuales, el SENIAT ha programado un conjunto de acciones específicas expresadas en los Proyectos: Plan Contrabando Cero, Plan Evasión Cero, Modernización del SENIAT, Modernización de la Administración Aduanera y Tributaria SENIAT III, Modernización Aduanera (Adquisición de Equipos de Inspección No Intrusiva Rayos X), destacándose entre las más relevantes, las siguientes:

- Consolidar la modernización de las aduanas, con el fin de facilitar el proceso de tributación en la nacionalización de las mercancías y mejorar la recaudación por este concepto. Asimismo, se le dará continuidad a la política tendente a enfrentar el contrabando en todos sus niveles y modalidades.

- Continuar con la actualización, desarrollo y adquisición de nuevas tecnologías, para garantizar la continuidad de las operaciones y apoyar el desarrollo administrativo del Servicio.

- Impulsar la gestión de cobranza, a través de la aplicación de un subsistema de control articulado a los procesos de recaudación, fiscalización y sumario.

- Fortalecer el riesgo subjetivo, como elemento de estímulo al cumplimiento voluntario de las obligaciones tributarias. Además, permitir el rediseño de acciones fiscalizadoras inteligentes, en sectores donde la evasión y elusión fiscal son más significativas, con el fin de superar la meta de recaudación.

- Articular y armonizar la reforma del sistema tributario venezolano con la incorporación de nuevas leyes.

- Mejorar el sistema de declaración y pago electrónico vía Internet, con la finalidad de hacer más efectivo el sistema de recaudación y de obtener información rápida y precisa de los contribuyentes y así estar en capacidad de efectuar un mejor seguimiento sobre los mismos.

- Dar continuidad al Proyecto de Modernización de la Administración Tributaria, en lo referente al desarrollo institucional de las áreas funcionales, como son los tributos internos, comercio exterior, atención al ciudadano y tecnología de la información.

- Fortalecer el sistema de evaluación del desempeño, apoyado en el manual de descripciones de cargos.

- Dotar al Servicio de la infraestructura física idónea, así como del mobiliario y equipos, para ejecutar su importante misión; se continuará con las adecuaciones y remodelaciones en el ámbito nacional. Igualmente, se concretarán las contrataciones para el mantenimiento de los activos nuevos y los ya existentes, a los fines de alargar su vida útil y por ende, coadyuvar al eficiente desempeño de la Institución.

- Continuar con la construcción de la infraestructura física, que servirá para el funcionamiento de las nuevas aduanas.

- Fomentar la cultura y la educación tributaria en los ciudadanos, con la presencia continua de los funcionarios en las calles, centros comerciales y medios de comunicación.

- Desplegar un intenso esfuerzo de concienciación en la población y particularmente en los comerciantes, industriales y contribuyentes especiales, para que cumplan con sus deberes tributarios y de esta manera reducir la evasión fiscal.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.151.966.363.868**
Transferencias y Donaciones Corrientes	841.312.563.868
Del Sector Público	841.312.563.868
Transferencias Corrientes Internas Recibidas del Sector Público	841.312.563.868
De la República	841.312.563.868
Ingresos no Tributarios	302.653.800.000
Tasas	302.653.800.000
Rentas de la Propiedad	8.000.000.000
Intereses	8.000.000.000
Intereses Internos	8.000.000.000
Intereses por Depósitos	8.000.000.000
Ingresos de Capital	**24.385.146.946**
Recursos Propios de Capital	15.555.282.816
Incremento de la Depreciación y Amortización Acumuladas	15.555.282.816
Transferencias y Donaciones de Capital	8.829.864.130
Transferencias de Capital Recibidas del Sector Público	8.829.864.130
De la República	8.829.864.130
Fuentes Financieras	**20.000.000.000**
Disminución de la Inversión Financiera	20.000.000.000
Disminución de Otros Activos Financieros	20.000.000.000
Disminución de Disponibilidades	20.000.000.000
Disminución de Bancos	20.000.000.000
TOTAL	**1.196.351.510.814**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.138.691.782.553**
Gastos de Consumo	1.112.911.210.298
Remuneraciones	753.755.806.595
Sueldos, Salarios y Otras Retribuciones	341.544.038.811
Beneficios y Complementos de Sueldos y Salarios	228.213.405.089
Aportes Patronales	30.284.289.157
Prestaciones Sociales y Otras Indemnizaciones	67.975.711.842
Asistencia Socioeconómica	85.738.361.696
Bienes y Servicios	296.778.735.904
Bienes de Consumo	34.613.190.000
Servicios no Personales	262.165.545.904
Impuestos Indirectos	46.821.384.983
Depreciación y Amortización	15.555.282.816
Transferencias y Donaciones Corrientes	25.780.572.255
Al Sector Privado	25.630.572.255
Transferencias Corrientes al Sector Privado	24.780.572.255
Directas a Personas	24.580.572.255
Pensiones y Otros Beneficios Asociados	1.778.764.186
Jubilaciones y Otros Beneficios Asociados	21.301.808.069
Otras Transferencias Directas a Personas	1.500.000.000
Otras Transferencias Corrientes Internas al Sector Privado	200.000.000
Donaciones Corrientes al Sector Privado	850.000.000
Donaciones a Personas	500.000.000
Donaciones a Instituciones sin Fines de Lucro	350.000.000
Al Sector Externo	150.000.000
Transferencias Corrientes al Exterior	150.000.000
A Organismos Internacionales	150.000.000
Gastos de Capital	**37.659.728.261**
Inversión Real Directa	37.659.728.261
Formación Bruta de Capital Fijo	37.659.728.261
Maquinaria, Equipos y Otros Bienes Muebles	21.829.728.261
Construcciones de Bienes de Dominio Privado	15.830.000.000
Aplicaciones Financieras	**20.000.000.000**
Disminución de Pasivos	20.000.000.000
Disminución de Cuentas y Efectos por Pagar	20.000.000.000
Disminución de Otras Cuentas y Efectos por Pagar	20.000.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	20.000.000.000
TOTAL	**1.196.351.510.814**

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0000004	Plan Contrabando Cero	Porcentaje	84	90.873.268.730	178.019.079.264			268.892.347.994
0000005	Plan Evasión Cero	Millones de Bs.	39.812.803	96.240.311.428	383.085.835.019			479.326.146.447
0000006	Modernización del SENIAT III	Porcentaje	40	16.125.000.000	16.125.000.000			32.250.000.000
0000007	Financiamiento del Proyecto de Rayos X Aduanas	Porcentaje	84		19.917.428.000			19.917.428.000
	TOTAL			203.238.580.158	597.147.342.283			800.385.922.441

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod.	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	37.743.554	211.172.085.460			211.209.829.014
02	Gestión Administrativa	127.377.476.288	18.042.428.000		15.555.282.816	160.975.187.104
03	Previsión y Protección Social		23.780.572.255			23.780.572.255
	TOTAL	127.415.219.842	252.995.085.715		15.555.282.816	395.965.588.373

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**9.760**	**247.405.514.130**
Directivo	356	9.030.301.265
Profesional y Técnico	6.174	156.508.728.239
Administrativo	3.230	81.866.484.626
Personal Contratado	**102**	**1.311.900.000**
Administrativo	102	1.311.900.000
TOTAL	**9.862**	**248.717.414.130**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**663**	**13.556.583.740**
Jubilado	590	12.505.624.382
Pensionado	73	1.050.959.358
TOTAL	**663**	**13.556.583.740**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	753.755.806.595
4.02	Materiales, Suministros y Mercancías	34.613.190.000
4.03	Servicios no Personales	308.986.930.887
4.04	Activos Reales	37.659.728.261
4.07	Transferencias y Donaciones	25.780.572.255
4.08	Otros Gastos	15.555.282.816
4.11	Disminución de Pasivos	20.000.000.000
	TOTAL	**1.196.351.510.814**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.151.966.363.868**
Transferencias y Donaciones Corrientes	841.312.563.868
Del Sector Público	841.312.563.868
Transferencias Corrientes Internas Recibidas del Sector Público	841.312.563.868
De la República	841.312.563.868
Recursos Ordinarios	814.099.999.998
Proyectos por Endeudamiento	27.212.563.870
Financiamiento del Proyecto Rayos X Aduanas	19.917.428.000
Modernización del SENIAT III	7.295.135.870
Ingresos no Tributarios	302.653.800.000
Tasas	302.653.800.000
Rentas de la Propiedad	8.000.000.000
Intereses	8.000.000.000
Intereses Internos	8.000.000.000
Intereses por Depósitos	8.000.000.000
B. Gastos Corrientes	**1.138.691.782.553**
Gastos de Consumo	1.112.911.210.298
Remuneraciones	753.755.806.595
Sueldos, Salarios y Otras Retribuciones	341.544.038.811
Beneficios y Complementos de Sueldos y Salarios	228.213.405.089
Aportes Patronales	30.284.289.157
Prestaciones Sociales y Otras Indemnizaciones	67.975.711.842
Asistencia Socioeconómica	85.738.361.696
Bienes y Servicios	296.778.735.904
Bienes de Consumo	34.613.190.000
Servicios no Personales	262.165.545.904
Impuestos Indirectos	46.821.384.983
Depreciación y Amortización	15.555.282.816
Transferencias y Donaciones Corrientes	25.780.572.255
Al Sector Privado	25.630.572.255
Transferencias Corrientes al Sector Privado	24.780.572.255
Directas a Personas	24.580.572.255
Pensiones y Otros Beneficios Asociados	1.778.764.186
Jubilaciones y Otros Beneficios Asociados	21.301.808.069
Otras Transferencias Directas a Personas	1.500.000.000
Otras Transferencias Corrientes Internas al Sector Privado	200.000.000
Donaciones Corrientes al Sector Privado	850.000.000
Donaciones a Personas	500.000.000
Donaciones a Instituciones sin Fines de Lucro	350.000.000
Al Sector Externo	150.000.000
Transferencias Corrientes al Exterior	150.000.000
A Organismos Internacionales	150.000.000
C. Resultado Económico: Ahorro / (Desahorro)	**13.274.581.315**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**37.659.728.261**
Recursos Propios de Capital	28.829.864.131
Ahorro en la Cuenta Corriente	13.274.581.315
Incremento de la Depreciación y Amortización Acumuladas	15.555.282.816
Transferencias y Donaciones de Capital	8.829.864.130
Transferencias de Capital Recibidas del Sector Público	8.829.864.130
De la República	8.829.864.130
Proyectos por Endeudamiento	8.829.864.130
Modernización del SENIAT III	8.829.864.130
B. Gastos de Capital	**37.659.728.261**
Inversión Real Directa	37.659.728.261
Formación Bruta de Capital Fijo	37.659.728.261
Maquinaria, Equipos y Otros Bienes Muebles	21.829.728.261
Construcciones de Bienes de Dominio Privado	15.830.000.000
III. Cuenta Financiera	
A. Fuentes Financieras	**20.000.000.000**
Disminución de la Inversión Financiera	20.000.000.000
Disminución de Otros Activos Financieros	20.000.000.000
Disminución de Disponibilidades	20.000.000.000
Disminución de Bancos	20.000.000.000
B. Aplicaciones Financieras	**20.000.000.000**
Disminución de Pasivos	20.000.000.000
Disminución de Cuentas y Efectos por Pagar	20.000.000.000
Disminución de Otras Cuentas y Efectos por Pagar	20.000.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	20.000.000.000

A0131
Superintendencia de Seguros

SUPERINTENDENCIA DE SEGUROS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El objetivo fundamental de la Superintendencia de Seguros es la inspección, supervisión, vigilancia, fiscalización, regulación y control de la actividad aseguradora y en especial de las empresas de seguros y reaseguros constituidas en el país, de los productores de seguros, de los ajustadores de pérdidas, de los peritos avaluadores, de los inspectores de riesgos, de las sociedades de corretaje de reaseguros y de las representaciones de las empresas de reaseguros constituidas en el exterior.

Asimismo, le corresponde establecer un sistema de supervisión preventiva, que permita organizar y controlar adecuadamente la actividad aseguradora y prevenir distorsiones en el sector, con el propósito de enfatizar y optimizar la protección del asegurado en el mercado asegurador.

A objeto de cumplir con las funciones asignadas, la Superintendencia de Seguros realizará durante el ejercicio económico 2006, inspecciones y fiscalizaciones al universo de empresas del área, registradas en el país (49 Compañías de Seguro, 72 Compañías de Reaseguros y 376 Sociedades de Corretaje) , lo que implicará formular 55.139 notificaciones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**23.524.732.185**
Transferencias y Donaciones Corrientes	4.725.617.000
Del Sector Público	4.725.617.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.725.617.000
De la República	4.725.617.000
Ingresos de Operación	18.288.926.167
Otros Ingresos de Operación	18.288.926.167
Rentas de la Propiedad	510.189.018
Intereses	510.189.018
Intereses Internos	510.189.018
Intereses por Depósitos	510.189.018
Ingresos de Capital	**272.000.000**
Recursos Propios de Capital	272.000.000
Incremento de la Depreciación y Amortización Acumuladas	272.000.000
TOTAL	**23.796.732.185**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**22.988.814.185**
Gastos de Consumo	22.988.814.185
Remuneraciones	21.368.732.185
Sueldos, Salarios y Otras Retribuciones	3.395.731.606
Beneficios y Complementos de Sueldos y Salarios	10.284.066.920
Aportes Patronales	766.654.525
Prestaciones Sociales y Otras Indemnizaciones	4.160.039.995
Asistencia Socioeconómica	2.721.619.693
Otros Gastos de Personal	40.619.446
Bienes y Servicios	1.348.082.000
Bienes de Consumo	341.022.000
Servicios no Personales	1.007.060.000
Depreciación y Amortización	272.000.000
Gastos de Capital	**535.918.000**
Inversión Real Directa	535.918.000
Formación Bruta de Capital Fijo	455.918.000
Edificios e Instalaciones	60.000.000
Maquinaria, Equipos y Otros Bienes Muebles	385.918.000
Bienes Preexistentes	10.000.000
Bienes Intangibles	80.000.000
Aplicaciones Financieras	**272.000.000**
Inversión Financiera	272.000.000
Incremento de Otros Activos Financieros	272.000.000
Incremento de Disponibilidades	272.000.000
Incremento de Caja	272.000.000
TOTAL	**23.796.732.185**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A-0131-A	Regular la actividad aseguradora, reaseguradora, de producción de seguros, de reaseguros y demás actividades conexas	Oficio	55.139	18.799.115.185	4.725.617.000		272.000.000	23.796.732.185
	TOTAL			**18.799.115.185**	**4.725.617.000**		**272.000.000**	**23.796.732.185**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**173**	**4.666.885.733**
Directivo	21	1.087.635.816
Profesional y Técnico	110	2.795.144.596
Administrativo	42	784.105.321
Personal Contratado	**73**	**575.000.000**
Profesional y Técnico	20	180.000.000
Administrativo	18	255.000.000
Obrero	35	140.000.000
TOTAL	**246**	**5.241.885.733**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	21.368.732.185
4.02	Materiales, Suministros y Mercancías	341.022.000
4.03	Servicios no Personales	1.007.060.000
4.04	Activos Reales	535.918.000
4.05	Activos Financieros	272.000.000
4.08	Otros Gastos	272.000.000
	TOTAL	**23.796.732.185**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**23.524.732.185**
Transferencias y Donaciones Corrientes	4.725.617.000
Del Sector Público	4.725.617.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.725.617.000
De la República	4.725.617.000
Recursos Ordinarios	4.725.617.000
Ingresos de Operación	18.288.926.167
Otros Ingresos de Operación (Aporte de las Empresas de Seguros)	18.288.926.167
Rentas de la Propiedad	510.189.018
Intereses	510.189.018
Intereses Internos	510.189.018
Intereses por Depósitos	510.189.018
B. Gastos Corrientes	**22.988.814.185**
Gastos de Consumo	22.988.814.185
Remuneraciones	21.368.732.185
Sueldos, Salarios y Otras Retribuciones	3.395.731.606
Beneficios y Complementos de Sueldos y Salarios	10.284.066.920
Aportes Patronales	766.654.525
Prestaciones Sociales y Otras Indemnizaciones	4.160.039.995
Asistencia Socioeconómica	2.721.619.693
Otros Gastos de Personal	40.619.446
Bienes y Servicios	1.348.082.000
Bienes de Consumo	341.022.000
Servicios no Personales	1.007.060.000
Depreciación y Amortización	272.000.000
C. Resultado Económico: Ahorro / (Desahorro)	**535.918.000**
II. Cuenta Capital	
A. Ingresos de Capital	**807.918.000**
Recursos Propios de Capital	807.918.000
Ahorro en la Cuenta Corriente	535.918.000
Incremento de la Depreciación y Amortización Acumuladas	272.000.000
B. Gastos de Capital	**535.918.000**
Inversión Real Directa	535.918.000
Formación Bruta de Capital Fijo	455.918.000
Edificios e Instalaciones	60.000.000
Maquinaria, Equipos y Otros Bienes Muebles	385.918.000
Bienes Preexistentes	10.000.000
Bienes Intangibles	80.000.000
C. Resultado Financiero: Superávit / (Déficit)	**272.000.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**272.000.000**
Superávit Financiero	272.000.000
B. Aplicaciones Financieras	**272.000.000**
Inversión Financiera	272.000.000
Incremento de Otros Activos Financieros	272.000.000
Incremento de Disponibilidades	272.000.000
Incremento de Caja	272.000.000

A0185
Comisión Nacional de Valores (CNV)

COMISIÓN NACIONAL DE VALORES (CNV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Le corresponde a la Comisión Nacional de Valores, como ente adscrito al Ministerio de Finanzas, la promoción, regulación y control del Mercado de Capitales. En efecto, en el Plan de la Nación se destacan los objetivos a los cuales se debe focalizar la gestión de la CNV, con el propósito de contribuir al cumplimiento del objetivo estratégico de desarrollar el mercado de capitales. Para ello, es necesario generar confianza, profundizar el mercado de capitales y velar por su transparencia.

En tal sentido, en los lineamientos del Plan, se establece que para alcanzar ese gran objetivo estratégico, se hace necesario, el fortalecimiento de la Comisión Nacional de Valores, para lo cual se plantea la ampliación y mejoramiento de su capacidad de gestión en todos los ámbitos, para que pueda desarrollar efectivamente las actividades de promoción, de control y supervisión, que contribuyan a crear las condiciones que incentiven, por una parte la participación y protección del inversionista, y por otra, aumentar y mantener el número de empresas emisoras.

Para sustentar y facilitar la estrategia de imprimirle al perfil de la Comisión Nacional de Valores (CNV), un alto posicionamiento en la opinión pública, se aplicarán los recursos que el Ejecutivo Nacional prevé para el ejercicio económico del año 2006.

Es importante señalar que las funciones que ejecuta la CNV, están estrechamente vinculadas con actividades de regulación, supervisión y vigilancia, en cumplimiento del Marco Legal, establecido para el funcionamiento y desarrollo del Mercado de Capitales, actividades que debe ejercer independientemente de las condiciones en que se desenvuelva el mercado. Su gestión se califica por la capacidad del Organismo de promover la confianza, transparencia y el dinamismo percibido por los inversionistas y emisores, lo cual está vinculado al vigor y fortalecimiento que muestre el mercado de capitales, en su decidida contribución al desarrollo económico y social del país.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**11.543.161.000**
Transferencias y Donaciones Corrientes	9.143.161.000
Del Sector Público	9.143.161.000
Transferencias Corrientes Internas Recibidas del Sector Público	9.143.161.000
De la República	9.143.161.000
Venta de Bienes y Servicios de las Administraciones Públicas	36.000.000
Venta de Servicios	36.000.000
Rentas de la Propiedad	40.000.000
Intereses	40.000.000
Intereses Internos	40.000.000
Intereses por Depósitos	40.000.000
Otros Ingresos	2.324.000.000
Otros Ingresos Ordinarios	2.324.000.000
Ingresos de Capital	**70.000.000**
Recursos Propios de Capital	70.000.000
Incremento de la Depreciación y Amortización Acumuladas	70.000.000
TOTAL	**11.613.161.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**11.156.878.000**
Gastos de Consumo	11.120.878.000
Remuneraciones	9.639.178.000
Sueldos, Salarios y Otras Retribuciones	1.217.750.000
Beneficios y Complementos de Sueldos y Salarios	5.241.339.000
Aportes Patronales	244.483.000
Prestaciones Sociales y Otras Indemnizaciones	1.197.062.000
Asistencia Socioeconómica	1.738.544.000
Bienes y Servicios	1.281.700.000
Bienes de Consumo	255.000.000
Servicios no Personales	1.026.700.000
Impuestos Indirectos	130.000.000
Depreciación y Amortización	70.000.000
Transferencias y Donaciones Corrientes	36.000.000
Al Sector Externo	36.000.000
Transferencias Corrientes al Exterior	36.000.000
A Organismos Internacionales	36.000.000
Gastos de Capital	**148.500.000**
Inversión Real Directa	148.500.000
Formación Bruta de Capital Fijo	143.500.000
Maquinaria, Equipos y Otros Bienes Muebles	143.500.000
Bienes Intangibles	5.000.000
Aplicaciones Financieras	**307.783.000**
Inversión Financiera	67.783.000
Incremento de Otros Activos Financieros	67.783.000
Incremento de Disponibilidades	67.783.000
Incremento de Caja	67.783.000
Disminución de Pasivos	240.000.000
Disminución de Otros Pasivos	240.000.000
Disminución de Otros Pasivos a Corto Plazo	240.000.000
TOTAL	**11.613.161.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Regulación y control de la oferta pública y de los intermediarios en el mercado de capitales	Autorización	30		2.708.592.470			2.708.592.470
	TOTAL				**2.708.592.470**			**2.708.592.470**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	532.017.000	6.434.568.530			6.966.585.530
02	Gestión Administrativa	1.867.983.000			70.000.000	1.937.983.000
	TOTAL	**2.400.000.000**	**6.434.568.530**		**70.000.000**	**8.904.568.530**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**123**	**1.734.000.000**
Directivo	14	356.538.000
Profesional y Técnico	60	1.011.618.000
Administrativo	41	305.448.000
Obrero	8	60.396.000
Personal Contratado	**5**	**90.000.000**
Profesional y Técnico	5	90.000.000
TOTAL	**128**	**1.824.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	9.639.178.000
4.02	Materiales, Suministros y Mercancías	255.000.000
4.03	Servicios no Personales	1.156.700.000
4.04	Activos Reales	148.500.000
4.05	Activos Financieros	67.783.000
4.07	Transferencias y Donaciones	36.000.000
4.08	Otros Gastos	70.000.000
4.11	Disminución de Pasivos	240.000.000
	TOTAL	**11.613.161.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.543.161.000**
Transferencias y Donaciones Corrientes	9.143.161.000
Del Sector Público	9.143.161.000
Transferencias Corrientes Internas Recibidas del Sector Público	9.143.161.000
De la República	9.143.161.000
Recursos Ordinarios	9.143.161.000
Venta de Bienes y Servicios de las Administraciones Públicas	36.000.000
Venta de Servicios	36.000.000
Rentas de la Propiedad	40.000.000
Intereses	40.000.000
Intereses Internos	40.000.000
Intereses por Depósitos	40.000.000
Otros Ingresos	2.324.000.000
Otros Ingresos Ordinarios (Tasas Artículo 17 Ley de Mercado de Capitales)	2.324.000.000
B. Gastos Corrientes	**11.156.878.000**
Gastos de Consumo	11.120.878.000
Remuneraciones	9.639.178.000
Sueldos, Salarios y Otras Retribuciones	1.217.750.000
Beneficios y Complementos de Sueldos y Salarios	5.241.339.000
Aportes Patronales	244.483.000
Prestaciones Sociales y Otras Indemnizaciones	1.197.062.000
Asistencia Socioeconómica	1.738.544.000
Bienes y Servicios	1.281.700.000
Bienes de Consumo	255.000.000
Servicios no Personales	1.026.700.000
Impuestos Indirectos	130.000.000
Depreciación y Amortización	70.000.000
Transferencias y Donaciones Corrientes	36.000.000
Al Sector Externo	36.000.000
Transferencias Corrientes al Exterior	36.000.000
A Organismos Internacionales	36.000.000
C. Resultado Económico: Ahorro / (Desahorro)	**386.283.000**
II. Cuenta Capital	
A. Ingresos de Capital	**456.283.000**
Recursos Propios de Capital	456.283.000
Ahorro en la Cuenta Corriente	386.283.000
Incremento de la Depreciación y Amortización Acumuladas	70.000.000
B. Gastos de Capital	**148.500.000**
Inversión Real Directa	148.500.000
Formación Bruta de Capital Fijo	143.500.000
Maquinaria, Equipos y Otros Bienes Muebles	143.500.000
Bienes Intangibles	5.000.000
C. Resultado Financiero: Superávit / (Déficit)	**307.783.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**307.783.000**
Superávit Financiero	307.783.000
B. Aplicaciones Financieras	**307.783.000**
Inversión Financiera	67.783.000
Incremento de Otros Activos Financieros	67.783.000
Incremento de Disponibilidades	67.783.000
Incremento de Caja	67.783.000
Disminución de Pasivos	240.000.000
Disminución de Otros Pasivos	240.000.000
Disminución de Otros Pasivos a Corto Plazo	240.000.000

A0216
Fundación "Pueblo Soberano"

FUNDACIÓN "PUEBLO SOBERANO"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El objetivo del organismo es apoyar y prestar asistencia a los sectores más necesitados del país, para contribuir con el logro de mayores niveles de desarrollo y bienestar, y en consecuencia, elevar la calidad de vida de la población.

El financiamiento del presupuesto de gastos de la Fundación Pueblo Soberano para el año 2006, proviene primordialmente de la transferencia corriente de recursos que le asigna el Ejecutivo Nacional.

Los créditos asignados estarán orientados a cumplir con los siguientes objetivos:

- Lograr el recurso humano suficiente, necesario y capacitado, para atender los objetivos de la Fundación.

- Obtener los insumos necesarios para el funcionamiento de la Fundación y dotar las instalaciones con los equipos requeridos.

- Apoyar y prestar asistencia mediante donaciones, a los sectores sociales más necesitados del país.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**19.807.707.333**
Transferencias y Donaciones Corrientes	19.807.707.333
Del Sector Público	19.807.707.333
Transferencias Corrientes Internas Recibidas del Sector Público	19.807.707.333
De la República	19.807.707.333
Ingresos de Capital	**201.896.929**
Recursos Propios de Capital	201.896.929
Incremento de la Depreciación y Amortización Acumuladas	201.896.929
TOTAL	**20.009.604.262**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**19.232.745.645**
Gastos de Consumo	7.092.745.653
Remuneraciones	5.326.633.520
Sueldos, Salarios y Otras Retribuciones	1.921.357.596
Beneficios y Complementos de Sueldos y Salarios	1.867.165.484
Aportes Patronales	206.696.556
Prestaciones Sociales y Otras Indemnizaciones	592.613.892
Asistencia Socioeconómica	738.799.992
Bienes y Servicios	1.290.670.092
Bienes de Consumo	651.002.460
Servicios no Personales	639.667.632
Impuestos Indirectos	273.545.112
Depreciación y Amortización	201.896.929
Transferencias y Donaciones Corrientes	12.139.999.992
Al Sector Privado	11.299.999.992
Donaciones Corrientes al Sector Privado	11.299.999.992
Donaciones a Personas	11.299.999.992
Al Sector Público	840.000.000
Donaciones Corrientes al Sector Público	840.000.000
A la República	840.000.000
Gastos de Capital	**574.961.688**
Inversión Real Directa	574.961.688
Formación Bruta de Capital Fijo	574.961.688
Maquinaria, Equipos y Otros Bienes Muebles	574.961.688
Aplicaciones Financieras	**201.896.929**
Inversión Financiera	201.896.929
Incremento de Otros Activos Financieros	201.896.929
Incremento de Disponibilidades	201.896.929
Incremento de Bancos	201.896.929
TOTAL	**20.009.604.262**

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
27801	Asistencia socio económica a los sectores màs necesitados del país	Persona	4.800		19.807.707.333		201.896.929	20.009.604.262
	TOTAL				**19.807.707.333**		**201.896.929**	**20.009.604.262**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**108**	**1.840.388.400**
Directivo	9	262.029.600
Profesional y Técnico	58	1.174.454.400
Administrativo	20	232.176.000
Obrero	21	171.728.400
Personal Contratado	**5**	**75.816.000**
Profesional y Técnico	5	75.816.000
TOTAL	**113**	**1.916.204.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	5.326.633.520
4.02	Materiales, Suministros y Mercancías	651.002.460
4.03	Servicios no Personales	913.212.744
4.04	Activos Reales	574.961.688
4.05	Activos Financieros	201.896.929
4.07	Transferencias y Donaciones	12.139.999.992
4.08	Otros Gastos	201.896.929
	TOTAL	**20.009.604.262**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**19.807.707.333**
Transferencias y Donaciones Corrientes	19.807.707.333
Del Sector Público	19.807.707.333
Transferencias Corrientes Internas Recibidas del Sector Público	19.807.707.333
De la República	19.807.707.333
Recursos Ordinarios	19.807.707.333
B. Gastos Corrientes	**19.232.745.645**
Gastos de Consumo	7.092.745.653
Remuneraciones	5.326.633.520
Sueldos, Salarios y Otras Retribuciones	1.921.357.596
Beneficios y Complementos de Sueldos y Salarios	1.867.165.484
Aportes Patronales	206.696.556
Prestaciones Sociales y Otras Indemnizaciones	592.613.892
Asistencia Socioeconómica	738.799.992
Bienes y Servicios	1.290.670.092
Bienes de Consumo	651.002.460
Servicios no Personales	639.667.632
Impuestos Indirectos	273.545.112
Depreciación y Amortización	201.896.929
Transferencias y Donaciones Corrientes	12.139.999.992
Al Sector Privado	11.299.999.992
Donaciones Corrientes al Sector Privado	11.299.999.992
Donaciones a Personas	11.299.999.992
Al Sector Público	840.000.000
Donaciones Corrientes al Sector Público	840.000.000
A la República	840.000.000
C. Resultado Económico: Ahorro / (Desahorro)	**574.961.688**
II. Cuenta Capital	
A. Ingresos de Capital	**776.858.617**
Recursos Propios de Capital	776.858.617
Ahorro en la Cuenta Corriente	574.961.688
Incremento de la Depreciación y Amortización Acumuladas	201.896.929
B. Gastos de Capital	**574.961.688**
Inversión Real Directa	574.961.688
Formación Bruta de Capital Fijo	574.961.688
Maquinaria, Equipos y Otros Bienes Muebles	574.961.688
C. Resultado Financiero: Superávit / (Déficit)	**201.896.929**
III. Cuenta Financiera	
A. Fuentes Financieras	**201.896.929**
Superávit Financiero	201.896.929
B. Aplicaciones Financieras	**201.896.929**
Inversión Financiera	201.896.929
Incremento de Otros Activos Financieros	201.896.929
Incremento de Disponibilidades	201.896.929
Incremento de Bancos	201.896.929

A0653

Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)

CORPORACIÓN PARA LA ZONA LIBRE PARA EL FOMENTO DE LA INVERSIÓN TURÍSTICA DE LA PENÍNSULA DE PARAGUANÁ (CORPOTULIPA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Corporación para la Zona Libre para el Fomento de la Inversión Turística en la Península de Paraguaná (CORPOTULIPA), a partir de la promulgación de la Ley de Zona Libre, goza de un régimen especial territorial de carácter fiscal para el fomento de la prestación de servicios en la actividad turística y comercial conexa al turismo, con el objeto de encargarse de poner en funcionamiento los planes, programas y proyectos dirigidos a impulsar el desarrollo de la región, que de conformidad con la Ley está representada en el área geográfica de los municipios Carirubana y Los Taques del Estado Falcón, entendiéndose por actividad conexa al turismo y a su fomento, la que por su naturaleza produce atractivos para el flujo turístico hacia la Zona Libre, pudiendo ser autorizadas como prestatarias de los servicios y de las actividades comerciales vinculadas al turismo las personas jurídicas nacionales o extranjeras establecidas en la zona libre que presenten la respectiva solicitud, de acuerdo con lo contemplado en el Artículo 2° de la citada Ley.

La zona libre se vió orientada al área comercial, con el objeto de ir incorporando paulatinamente el área turística, toda vez que la infraestructura de servicios deberá ser adaptada a las nuevas necesidades de la Península, a través de la implementación y desarrollo de planes estratégicos formulados para dichos fines.

Para el Ejercicio Fiscal 2006, el presupuesto de CORPOTULIPA asciende a Bs. 1.357,0 millones, conformado por Bs. 820,0 millones en acciones centralizadas y Bs. 537,0 millones en proyectos y será financiado de la siguiente forma: Bs. 569,0 millones con ingresos propios, Bs. 468,0 millones por transferencias corrientes del Ministerio de Finanzas y Bs. 320,0 millones con transferencias del gobierno estadal y municipal.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.300.000.000**
Transferencias y Donaciones Corrientes	788.000.000
Del Sector Público	788.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	788.000.000
De la República	468.000.000
Del Poder Estadal	200.000.000
Del Poder Municipal	120.000.000
Ingresos no Tributarios	25.000.000
Ingresos por Contribuciones Especiales	25.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	487.000.000
Venta de Servicios	487.000.000
Ingresos de Capital	**57.000.000**
Recursos Propios de Capital	57.000.000
Venta y/o Desincorporación de Activos Fijos	35.000.000
De Activos Fijos	35.000.000
Incremento de la Depreciación y Amortización Acumuladas	22.000.000
TOTAL	**1.357.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.056.042.556**
Gastos de Consumo	1.053.162.556
Remuneraciones	835.316.424
Sueldos, Salarios y Otras Retribuciones	397.245.752
Beneficios y Complementos de Sueldos y Salarios	167.595.763
Aportes Patronales	51.658.184
Prestaciones Sociales y Otras Indemnizaciones	56.602.807
Asistencia Socioeconómica	61.973.572
Otros Gastos de Personal	100.240.346
Bienes y Servicios	195.846.132
Bienes de Consumo	78.619.344
Servicios no Personales	117.226.788
Depreciación y Amortización	22.000.000
Transferencias y Donaciones Corrientes	2.880.000
Al Sector Privado	2.880.000
Donaciones Corrientes al Sector Privado	2.880.000
Donaciones a Instituciones sin Fines de Lucro	2.880.000
Gastos de Capital	**143.957.471**
Inversión Real Directa	143.957.471
Formación Bruta de Capital Fijo	136.681.197
Maquinaria, Equipos y Otros Bienes Muebles	136.681.197
Bienes Intangibles	7.276.274
Aplicaciones Financieras	**156.999.973**
Inversión Financiera	156.999.973
Incremento de Otros Activos Financieros	156.999.973
Incremento de Disponibilidades	156.999.973
Incremento de Bancos	156.999.973
TOTAL	**1.357.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0024876	Creación de un Sistema Automatizado Para el Registro y Control de las Empresas Autorizadas para Operar en Zona Libre	Sistema	1	12.000.000				12.000.000
0025285	Campaña Promocional Audiovisual Nacional de la Zona Libre	Campaña	3	250.000.000				250.000.000
0027299	Campaña de Sensibilización Educativa Sobre la Actividad Turística de Paraguaná	Campaña	2	40.000.000				40.000.000
0027383	Edición de Revista Turística de la Zona Libre de Paraguaná	Revista	1.000	15.000.000				15.000.000
0027458	Edición y Distribución de Dossier Para Inversionistas de la Zona Libre de Paraguaná	Dossier	1.000	30.000.000				30.000.000
0027802	Creación de Banco de Imágenes Digitalizadas	Imagen	900	10.000.000				10.000.000
0025770	Construcción del Centro de Interpretación Turística Cabo de San Román	Centro	1	180.000.000				180.000.000
	TOTAL			537.000.000				537.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		433.273.000			433.273.000
02	Gestión Administrativa	32.000.000	34.727.000		320.000.000	386.727.000
	TOTAL	32.000.000	468.000.000		320.000.000	820.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Contratado	33	**339.612.841**
Directivo	8	145.811.028
Profesional y Técnico	17	146.037.600
Administrativo	8	47.764.213
TOTAL	33	339.612.841

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	835.316.424
4.02	Materiales, Suministros y Mercancías	78.619.344
4.03	Servicios no Personales	117.226.788
4.04	Activos Reales	143.957.471
4.05	Activos Financieros	156.999.973
4.07	Transferencias y Donaciones	2.880.000
4.08	Otros Gastos	22.000.000
	TOTAL	1.357.000.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.300.000.000**
Transferencias y Donaciones Corrientes	788.000.000
Del Sector Público	788.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	788.000.000
De la República	468.000.000
Ministerio de Finanzas	468.000.000
Del Poder Estadal	200.000.000
Del Poder Municipal	120.000.000
Ingresos no Tributarios	25.000.000
Ingresos por Contribuciones Especiales	25.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	487.000.000
Venta de Servicios	487.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos Corrientes	**1.056.042.556**
Gastos de Consumo	1.053.162.556
Remuneraciones	835.316.424
Sueldos, Salarios y Otras Retribuciones	397.245.752
Beneficios y Complementos de Sueldos y Salarios	167.595.763
Aportes Patronales	51.658.184
Prestaciones Sociales y Otras Indemnizaciones	56.602.807
Asistencia Socioeconómica	61.973.572
Otros Gastos de Personal	100.240.346
Bienes y Servicios	195.846.132
Bienes de Consumo	78.619.344
Servicios no Personales	117.226.788
Depreciación y Amortización	22.000.000
Transferencias y Donaciones Corrientes	2.880.000
Al Sector Privado	2.880.000
Donaciones Corrientes al Sector Privado	2.880.000
Donaciones a Instituciones sin Fines de Lucro	2.880.000
C. Resultado Económico: Ahorro/(Desahorro)	**243.957.444**
II. Cuenta Capital	
A. Ingresos de Capital	**300.957.444**
Recursos Propios de Capital	300.957.444
Ahorro en la Cuenta Corriente	243.957.444
Venta y/o Desincorporación de Activos Fijos	35.000.000
De Activos Fijos	35.000.000
Incremento de la Depreciación y Amortización Acumuladas	22.000.000
B. Gastos de Capital	**143.957.471**
Inversión Real Directa	143.957.471
Formación Bruta de Capital Fijo	136.681.197
Maquinaria, Equipos y Otros Bienes Muebles	136.681.197
Bienes Intangibles	7.276.274
C. Resultado Financiero: Superávit/(Déficit)	**156.999.973**
III. Cuenta Financiera	
A. Fuentes Financieras	**156.999.973**
Superávit Financiero	156.999.973
B. Aplicaciones Financieras	**156.999.973**
Inversión Financiera	156.999.973
Incremento de Otros Activos Financieros	156.999.973
Incremento de Disponibilidades	156.999.973
Incremento de Bancos	156.999.973

A0806

Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE)

FONDO DE GARANTÍA DE DEPÓSITOS Y PROTECCIÓN BANCARIA (FOGADE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE) tiene por objeto garantizar los depósitos del público y ejercer la función de liquidador de bancos, entidades de ahorro y préstamo e instituciones financieras regidas por el Decreto Ley de Reforma de la Ley General de Bancos y Otras Instituciones Financieras, y las empresas relacionadas al grupo financiero.

En el marco de la filosofía de gestión institucional, la formulación del presupuesto de ingresos y gastos correspondiente al año 2006, se sustentó en el Área Estratégica fundamental establecida en el Plan de Desarrollo Económico y Social de la Nación 2001-2007, donde se enfatiza la acción de Gobierno que corresponde al Equilibrio Económico, cuyo objetivo es Desarrollar la Economía Productiva, en consecuencia, los proyectos y acciones deben contribuir con la descentralización de los servicios financieros, a fin de lograr los siguientes objetivos específicos:

- Facilitar el acceso de las comunidades a las fuentes de financiamiento.
- Reestructurar el sistema de garantías y financiero actual (público y privado).

En este orden de ideas, la Institución tiene previsto para el Ejercicio Fiscal 2006 las siguientes acciones:

- Maximizar la obtención de recursos producto del rendimiento anual de la cartera de inversiones, considerando una tasa de interés pasiva promedio del 10% y 5%, sobre las inversiones en moneda nacional y extranjera respectivamente, lo cual permitirá percibir Bs. 200.668,7 millones.

- Obtener recursos de la recuperación de auxilios financieros consecuencia de la cancelación de acreencias que mantiene FOGADE con la banca en liquidación, por la cantidad de Bs. 85.637,7 millones por concepto de capital e intereses.

- Se estima realizar once (11) subastas, que permitirán la venta de inmuebles cedidos y no cedidos a FOGADE, por un monto de Bs. 37.152,0 millones, de los cuales Bs. 4.644,0 millones, corresponden a la prima a obtener en la venta de dichos inmuebles.

- Aplicar planes alternativos y eficientes de cobranzas de la cartera de créditos cedidas y no cedidas al Fondo, para recuperar Bs. 5.156,2 millones, por concepto de intereses y Bs. 2.209,8 millones, por capital.

- Percibir recursos por la venta de la participación accionaria de FOGADE en las empresas cedidas y no cedidas, por la cantidad Bs. 50.578,0 millones.

- Supervisar y controlar los aportes de los Bancos e Instituciones Financieras, considerando un incremento del 5% intersemestral y una tarifa del 0,25%, sobre el total de los depósitos del público al final de cada semestre. Por este concepto se estima percibir Bs. 294.704,5 millones, que incluyen la recuperación parcial de los aportes pendientes de la banca en liquidación por Bs. 97,8 millones.

- Colocar los recursos líquidos en títulos rentables, seguros y de fácil realización de acuerdo con la política que establezca la Junta Directiva en función de mantener y fortalecer el respaldo a la garantía de depósito como objetivo fundamental del Instituto. Como resultado del flujo de efectivo previsto durante el ejercicio presupuestario, se determina un excedente de tesorería que permite incrementar la cartera de inversiones en valores en Bs. 494.700,0 millones.

- Continuar y agilizar los procesos para el pago de depósitos garantizados del público en los bancos e institutos de crédito en liquidación, de acuerdo a la normativa legal vigente, para lo cual se prevé la cancelación de Bs. 5.000,0 millones.

- Cancelar las acreencias a FOGADE por parte de la banca en liquidación (Empresarial, Construcción, Maracaibo y Metropolitano), de acuerdo al orden de prelación correspondiente, mediante la entrega de bienes que incrementarán los activos recibidos en dación de pago por Bs. 32.288,5 millones.

- Destinar los recursos necesarios para el saneamiento, mantenimiento, resguardo y comercialización de inmuebles, empresas e instituciones financieras no vendidas o en proceso de liquidación (cedidos y no cedidos), en consecuencia se estiman por concepto de Erogaciones Recuperables Bs. 27.243,4 millones, de los cuales se destinarán. Bs. 14.369,4 a la culminación del desarrollo Margarita Golf & Country Club.

- Por concepto de intereses generados por la cuarta cesión de bienes del Banco Central de Venezuela se prevé causar Bs. 19,4 millones.

- Regularizar las aplicaciones por las ventas de activos registradas transitoriamente como un beneficio no realizado, por lo cual se estima una disminución de Bs. 8.392,3 millones en los Créditos Diferidos. Igualmente, se contempla la cancelación de intereses por pagar derivados de los procesos de migración de depósitos (Corp Banca) por Bs. 1.800,0 millones.

- Cumplir con los planes de acción para el funcionamiento y operatividad del Fondo, así como garantizar los recursos materiales y financieros de nuevos proyectos, lo cual determina egresos por Bs. 101.746,1 millones.

Para el año 2006 el Fondo de Garantía de Depósitos y Protección Bancaria, contempla un presupuesto de ingresos y gastos por Bs. 679.963,4 millones, conformado por Bs. 568.881,6 millones en acciones centralizadas y Bs. 111.081,8 millones en proyectos, y será financiado con ingresos corrientes por Bs. 359.666,1 millones, ingresos de capital por Bs. 1.430,8 millones y fuentes financieras por Bs. 318.866,5 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**359.666.114.000**
Ingresos de Operación	286.365.389.000
Ingresos Financieros de Instituciones Financieras	286.365.389.000
Otros Ingresos	73.300.725.000
Otros Ingresos Ajenos a la Operación	73.300.725.000
Ingresos de Capital	**1.430.780.000**
Recursos Propios de Capital	1.430.780.000
Incremento de la Depreciación y Amortización Acumuladas	1.430.780.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Fuentes Financieras	**318.866.564.000**
Disminución de la Inversión Financiera	23.611.452.000
Disminución de Otros Activos Financieros	23.611.452.000
Disminución de Disponibilidades	287.109.000
Disminución de Bancos	287.109.000
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	8.392.343.000
Disminución de Activos Diferidos de Mediano y Largo Plazo	8.392.343.000
Disminución de Otros Activos Financieros no Circulantes	14.932.000.000
Incremento de Pasivos	550.590.000
Incremento de Cuentas y Efectos por Pagar	550.590.000
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	550.590.000
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	550.590.000
Incremento del Patrimonio	294.704.522.000
Incremento del Capital	294.704.522.000
Incremento del Capital Fiscal e Institucional	294.704.522.000
TOTAL	**679.963.458.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**105.295.274.000**
Gastos de Operación	91.116.708.000
Remuneraciones	66.363.981.000
Sueldos, Salarios y Otras Retribuciones	18.352.872.000
Beneficios y Complementos de Sueldos y Salarios	28.809.697.000
Aportes Patronales	2.083.780.000
Prestaciones Sociales y Otras Indemnizaciones	7.689.834.000
Asistencia Socioeconómica	9.250.298.000
Otros Gastos de Personal	177.500.000
Bienes y Servicios	23.321.947.000
Bienes de Consumo	1.666.209.000
Servicios no Personales	21.655.738.000
Depreciación y Amortización	1.430.780.000
Gastos de la Propiedad	19.404.000
Intereses	19.404.000
Intereses Internos	19.404.000
Intereses por Otros Financiamientos	19.404.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Otras Perdidas	6.082.409.000
Indemnizaciones y Sanciones Pecuniarias	302.400.000
Indemnizaciones por Daños y Perjuicios Ocasionados por Entes Descentralizados sin Fines Empresariales	302.400.000
Otras Pérdidas	5.780.009.000
Transferencias y Donaciones Corrientes	8.076.753.000
Al Sector Privado	8.032.753.000
Transferencias Corrientes al Sector Privado	6.586.753.000
Directas a Personas	6.586.753.000
Pensiones y Otros Beneficios Asociados	1.290.297.000
Jubilaciones y Otros Beneficios Asociados	5.296.456.000
Donaciones Corrientes al Sector Privado	1.446.000.000
Donaciones a Personas	1.096.000.000
Donaciones a Instituciones sin Fines de Lucro	350.000.000
Al Sector Público	44.000.000
Transferencias Corrientes al Sector Público	44.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	20.000.000
A Instituciones de Protección Social	24.000.000
Gastos de Capital	**3.680.980.000**
Inversión Real Directa	3.680.980.000
Formación Bruta de Capital Fijo	2.430.980.000
Maquinaria, Equipos y Otros Bienes Muebles	1.740.980.000
Construcciones de Bienes de Dominio Privado	690.000.000
Bienes Intangibles	1.250.000.000
Aplicaciones Financieras	**570.987.204.000**
Inversión Financiera	563.206.608.000
Adquisición de Títulos y Valores que no Otorgan Propiedad	494.700.000.000
Adquisición de Títulos y Valores a Corto Plazo	494.700.000.000
Adquisición de Títulos y Valores Privados	494.700.000.000
Incremento de Cuentas por Cobrar a Mediano y Largo Plazo	27.243.353.000
Incremento de Otras Cuentas por Cobrar a Mediano y Largo Plazo	27.243.353.000
Incremento de Otros Activos Financieros no Circulantes	32.288.516.000
Incremento de Otros Activos Financieros	8.974.739.000
Disminución de Pasivos	7.780.596.000
Disminución de Otros Pasivos	7.780.596.000
Disminución de Otros Pasivos a Mediano y Largo Plazo	7.780.596.000
TOTAL	**679.963.458.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0000001	Fomento al Ahorro y al Crédito Financiero como Punto Estratégico en la Economía Social	Campaña	4	1.378.223.500				1.378.223.500
0000002	Aportes y Garantía de Depósitos	Millones de Bs.	5.000,0	7.370.443.200				7.370.443.200
0000003	Recuperación Auxilios Financieros	Millones de Bs.	204.187,6	69.560.929.200				69.560.929.200
0000004	Optimizar la Protección Física y Patrimonial de FOGADE	Reporte	430	2.938.268.826				2.938.268.826
0000005	Programa Comunicacional	Campaña	12	2.423.555.200				2.423.555.200
0000006	Programa Social	Evento	5	746.995.300				746.995.300
0000007	Bienestar Social	Plan	8	10.407.646.099				10.407.646.099
0000010	Mantenimiento Plataforma Tecnológica	Usuario	570	4.745.251.360				4.745.251.360
0000011	Actualización de los Sistemas de Información	Sistema	24	1.549.287.000				1.549.287.000
0000012	Documentación de las Políticas, Normas y Procedimientos de FOGADE	Manual	25	615.541.000				615.541.000
0000013	Capacitación y Adiestramiento	Plan	1	3.604.240.600				3.604.240.600
0000014	Sala de Riesgo	Unidad	1	2.467.374.000				2.467.374.000
0000015	Prevención y Control de la Legitimación de Capitales	Formulario	489	534.681.600				534.681.600
0000016	Acondicionamiento del Edificio Sede	Area	8	1.157.187.500				1.157.187.500
0000017	Estados Financieros de los Fideicomisos y Otros Entes Relacionados con FOGADE	Estado Financiero	16	250.000.000				250.000.000
0000018	Conciliación de Saldos FOGADE - Entes en Liquidacion	Balance	15	250.000.000				250.000.000
0000019	Obras de Arte	Obra	500	374.210.000				374.210.000
0000020	Fondo Editorial	Libro	10	708.000.000				708.000.000
	TOTAL			111.081.834.385				111.081.834.385

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	38.641.132.994				38.641.132.994
02	Gestión Administrativa	523.653.737.621				523.653.737.621
03	Previsión y Protección Social	6.586.753.000				6.586.753.000
	TOTAL	568.881.623.615				568.881.623.615

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**663**	**18.714.835.000**
Directivo	42	3.241.226.000
Profesional y Técnico	340	11.858.308.000
Administrativo	228	3.152.669.000
Obrero	53	462.632.000
Personal Fijo a Tiempo Parcial	**2**	**29.669.000**
Médico	2	29.669.000
Personal Contratado	**34**	**720.000.000**
Profesional y Técnico	34	720.000.000
TOTAL	**699**	**19.464.504.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**88**	**2.853.480.000**
Jubilado	68	2.303.484.000
Pensionado	20	549.996.000
TOTAL	**88**	**2.853.480.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	66.363.981.000
4.02	Materiales, Suministros y Mercancías	1.666.209.000
4.03	Servicios no Personales	21.655.738.000
4.04	Activos Reales	3.680.980.000
4.05	Activos Financieros	563.206.608.000
4.07	Transferencias y Donaciones	8.076.753.000
4.08	Otros Gastos	7.532.593.000
4.11	Disminución de Pasivos	7.780.596.000
	TOTAL	**679.963.458.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**359.666.114.000**
Ingresos de Operación	286.365.389.000
Ingresos Financieros de Instituciones Financieras	286.365.389.000
Otros Ingresos	73.300.725.000
Otros Ingresos Ajenos a la Operación	73.300.725.000
B. Gastos Corrientes	**105.295.274.000**
Gastos de Operación	91.116.708.000
Remuneraciones	66.363.981.000
Sueldos, Salarios y Otras Retribuciones	18.352.872.000
Beneficios y Complementos de Sueldos y Salarios	28.809.697.000
Aportes Patronales	2.083.780.000
Prestaciones Sociales y Otras Indemnizaciones	7.689.834.000
Asistencia Socioeconómica	9.250.298.000
Otros Gastos de Personal	177.500.000
Bienes y Servicios	23.321.947.000
Bienes de Consumo	1.666.209.000
Servicios no Personales	21.655.738.000
Depreciación y Amortización	1.430.780.000
Gastos de la Propiedad	19.404.000
Intereses	19.404.000
Intereses Internos	19.404.000
Intereses por Otros Financiamientos	19.404.000
Otras Perdidas	6.082.409.000
Indemnizaciones y Sanciones Pecuniarias	302.400.000
Indemnizaciones por Daños y Perjuicios Ocasionados por Entes Descentralizados sin Fines Empresariales	302.400.000
Otras Pérdidas	5.780.009.000
Transferencias y Donaciones Corrientes	8.076.753.000
Al Sector Privado	8.032.753.000
Transferencias Corrientes al Sector Privado	6.586.753.000
Directas a Personas	6.586.753.000
Pensiones y Otros Beneficios Asociados	1.290.297.000
Jubilaciones y Otros Beneficios Asociados	5.296.456.000
Donaciones Corrientes al Sector Privado	1.446.000.000
Donaciones a Personas	1.096.000.000
Donaciones a Instituciones sin Fines de Lucro	350.000.000
Al Sector Público	44.000.000
Transferencias Corrientes al Sector Público	44.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	20.000.000
A Instituciones de Protección Social	24.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**254.370.840.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**255.801.620.000**
Recursos Propios de Capital	255.801.620.000
Ahorro en la Cuenta Corriente	254.370.840.000
Incremento de la Depreciación y Amortización Acumuladas	1.430.780.000
B. Gastos de Capital	**3.680.980.000**
Inversión Real Directa	3.680.980.000
Formación Bruta de Capital Fijo	2.430.980.000
Maquinaria, Equipos y Otros Bienes Muebles	1.740.980.000
Construcciones de Bienes de Dominio Privado	690.000.000
Bienes Intangibles	1.250.000.000
C. Resultado Financiero: Superávit/(Déficit)	**252.120.640.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**570.987.204.000**
Disminución de la Inversión Financiera	23.611.452.000
Disminución de Otros Activos Financieros	23.611.452.000
Disminución de Disponibilidades	287.109.000
Disminución de Bancos	287.109.000
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	8.392.343.000
Disminución de Activos Diferidos de Mediano y Largo Plazo	8.392.343.000
Disminución de Otros Activos Financieros no Circulantes	14.932.000.000
Incremento de Pasivos	550.590.000
Incremento de Cuentas y Efectos por Pagar	550.590.000
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	550.590.000
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	550.590.000
Incremento del Patrimonio	294.704.522.000
Incremento del Capital	294.704.522.000
Incremento del Capital Fiscal e Institucional	294.704.522.000
Superávit Financiero	252.120.640.000
B. Aplicaciones Financieras	**570.987.204.000**
Inversión Financiera	563.206.608.000
Adquisición de Títulos y Valores que no Otorgan Propiedad	494.700.000.000
Adquisición de Títulos y Valores a Corto Plazo	494.700.000.000
Adquisición de Títulos y Valores Privados	494.700.000.000
Incremento de Cuentas por Cobrar a Mediano y Largo Plazo	27.243.353.000
Incremento de Otras Cuentas por Cobrar a Mediano y Largo Plazo	27.243.353.000
Incremento de Otros Activos Financieros no Circulantes	32.288.516.000
Incremento de Otros Activos Financieros	8.974.739.000
Disminución de Pasivos	7.780.596.000
Disminución de Otros Pasivos	7.780.596.000
Disminución de Otros Pasivos a Mediano y Largo Plazo	7.780.596.000

A0906

Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)

SERVICIO AUTÓNOMO SUPERINTENDENCIA NACIONAL DE ACTIVIDADES HÍPICAS (SUNAHIP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Superintendencia Nacional de Actividades Hípicas, ha fijado las siguientes premisas, como políticas presupuestarias:

1. En cuanto a las fuentes de financiamiento, maximizar los ingresos propios para minimizar la dependencia financiera del Ministerio de Finanzas, hasta alcanzar el auto financiamiento.

2. Política de gastos: reducir progresivamente los gastos de Acciones Centralizadas, para enfocarse en proyectos específicos acordes con el cumplimiento de la misión y las funciones medulares del ente.

3. En cuanto a los servicios a prestar; la SUNAHIP, se propone abarcar en una primera fase, por lo menos 700 Centros de apuestas hípicas a nivel nacional, e incrementar progresivamente el número de centros de apuestas legales, para disminuir la evasión fiscal, incrementar la recaudación de impuestos e ingresos propios, y generar fuentes de empleo productivo, mediante la reactivación de la Industria Hípica Nacional.

El presupuesto de ingresos y gastos del Servicio Autónomo Superintendencia Nacional de Actividades Hípicas para el año 2006 alcanza la cantidad de Bs. 3.295,0 millones, y será financiado con los siguientes recursos: transferencias corrientes del Ministerio de Finanzas Bs. 1.230,0 millones, ingresos propios Bs. 2.000,0 millones e ingresos de capital Bs. 65,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.230.000.000**
Transferencias y Donaciones Corrientes	1.230.000.000
Del Sector Público	1.230.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.230.000.000
De la República	1.230.000.000
Rentas de la Propiedad	150.000.000
Intereses	150.000.000
Intereses Internos	150.000.000
Intereses por Depósitos	150.000.000
Otros Ingresos	1.850.000.000
Diversos Ingresos	350.000.000
Otros Ingresos Ordinarios	1.500.000.000
Ingresos de Capital	**64.972.976**
Recursos Propios de Capital	64.972.976
Incremento de la Depreciación y Amortización Acumuladas	64.972.976
TOTAL	**3.294.972.976**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**2.780.000.000**
Gastos de Consumo	2.600.000.000
Remuneraciones	1.772.296.233
Sueldos, Salarios y Otras Retribuciones	562.359.658
Beneficios y Complementos de Sueldos y Salarios	917.464.643
Aportes Patronales	112.471.932
Prestaciones Sociales y Otras Indemnizaciones	180.000.000
Bienes y Servicios	762.730.791
Bienes de Consumo	110.000.000
Servicios no Personales	652.730.791
Depreciación y Amortización	64.972.976
Transferencias y Donaciones Corrientes	180.000.000
Al Sector Privado	180.000.000
Transferencias Corrientes al Sector Privado	180.000.000
Directas a Personas	180.000.000
Otras Transferencias Directas a Personas	180.000.000
Gastos de Capital	**450.000.000**
Inversión Real Directa	450.000.000
Formación Bruta de Capital Fijo	450.000.000
Maquinaria, Equipos y Otros Bienes Muebles	450.000.000
Aplicaciones Financieras	**64.972.976**
Disminución de Pasivos	64.972.976
Disminución de Cuentas y Efectos por Pagar	64.972.976
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	64.972.976
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	64.972.976
TOTAL	**3.294.972.976**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Sh06001	Censo Nacional de Licenciatarios Hípicos	Inspección y Fiscalización	700	120.000.000	80.000.000			200.000.000
Sh0602	Adecuación de la Infraestructura Física y Tecnológica de la SUNAHIP	Sede Adquirida-rehabilitada-equipada	600.000.000	600.000.000				600.000.000
	TOTAL			720.000.000	80.000.000			800.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	542.296.233	1.150.000.000			1.692.296.233
02	Gestión Administrativa	802.676.743				802.676.743
	TOTAL	1.344.972.976	1.150.000.000			2.494.972.976

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**8**	**969.454.924**
Directivo	1	152.392.666
Profesional y Técnico	7	817.062.258
Personal Contratado	**25**	**722.841.309**
Profesional y Técnico	20	601.671.309
Administrativo	5	121.170.000
TOTAL	33	1.692.296.233

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.772.296.233
4.02	Materiales, Suministros y Mercancías	110.000.000
4.03	Servicios no Personales	652.730.791
4.04	Activos Reales	450.000.000
4.07	Transferencias y Donaciones	180.000.000
4.08	Otros Gastos	64.972.976
4.11	Disminución de Pasivos	64.972.976
	TOTAL	3.294.972.976

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.230.000.000**
Transferencias y Donaciones Corrientes	1.230.000.000
Del Sector Público	1.230.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.230.000.000
De la República	1.230.000.000
Ministerio de Finanzas	1.230.000.000
Recursos Ordinarios	1.230.000.000
Rentas de la Propiedad	150.000.000
Intereses	150.000.000
Intereses Internos	150.000.000
Intereses por Depósitos	150.000.000
Otros Ingresos	1.850.000.000
Diversos Ingresos	350.000.000
Otros Ingresos Ordinarios	1.500.000.000
B. Gastos Corrientes	**2.780.000.000**
Gastos de Consumo	2.600.000.000
Remuneraciones	1.772.296.233
Sueldos, Salarios y Otras Retribuciones	562.359.658
Beneficios y Complementos de Sueldos y Salarios	917.464.643
Aportes Patronales	112.471.932
Prestaciones Sociales y Otras Indemnizaciones	180.000.000
Bienes y Servicios	762.730.791
Bienes de Consumo	110.000.000
Servicios no Personales	652.730.791
Depreciación y Amortización	64.972.976
Transferencias y Donaciones Corrientes	180.000.000
Al Sector Privado	180.000.000
Transferencias Corrientes al Sector Privado	180.000.000
Directas a Personas	180.000.000
Otras Transferencias Directas a Personas	180.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**450.000.000**
II. Cuenta Capital	
A. Ingresos de Capital	**514.972.976**
Recursos Propios de Capital	514.972.976
Ahorro en la Cuenta Corriente	450.000.000
Incremento de la Depreciación y Amortización Acumuladas	64.972.976
B. Gastos de Capital	**450.000.000**
Inversión Real Directa	450.000.000
Formación Bruta de Capital Fijo	450.000.000
Maquinaria, Equipos y Otros Bienes Muebles	450.000.000
C. Resultado Financiero: Superávit/(Déficit)	**64.972.976**
III. Cuenta Financiera	
A. Fuentes Financieras	**64.972.976**
Superávit Financiero	64.972.976

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Aplicaciones Financieras	**64.972.976**
Disminución de Pasivos	64.972.976
Disminución de Cuentas y Efectos por Pagar	64.972.976
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	64.972.976
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	64.972.976

08
Ministerio de la Defensa

A0005

Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)

INSTITUTO AUTÓNOMO CÍRCULO DE LAS FUERZAS ARMADAS (IACFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Este ente tiene como actividad principal brindar a sus socios militares y civiles un excelente servicio en materia de recreación, esparcimiento, alojamiento y bienestar, además de contribuir con una mayor identificación entre los profesionales de la Fuerza Armada Nacional, al concentrarse en instalaciones adecuadas para el intercambio y mejoramiento de su vida social. De igual forma, persigue administrar los recursos asignados por el Ejecutivo Nacional, a través del Ministerio de la Defensa y el logro de la autogestión en el mediano plazo.

La gerencia del Instituto, para lograr el cumplimiento de su misión, continuará realizando su política de acción social participativa, tanto en la sede central como en las sucursales, en base a los siguientes objetivos:

- Proporcionar al socio una esmerada atención
- Lograr un eficiente mantenimiento y limpieza en todas las instalaciones y equipos
- Embellecer las áreas verdes
- Ofrecer bienestar y seguridad al socio y sus familiares y al personal civil que labora en el Instituto
- Establecer controles administrativos y financieros
- Generar los ingresos propios producto de la venta de bienes y servicios, diversos

El IACFA cuenta con 8 sedes, distribuidas en diferentes ciudades del territorio nacional, tales como Caracas, Barquisimeto, Carora, Maracaibo, Maracay, Margarita, Puerto Nuevo (Mamo) y San Cristóbal; estando la sede principal ubicada en la capital del país.

Para cumplir con su misión proyecta un presupuesto por Bs. 45.330,7 millones, con el cual ha programado ejecutar, entre otras, las siguientes metas: brindar 2.400 alojamientos para atender al 60% de la población de usuarios militares e implementar 15 planes de recreación a objeto de beneficiar al 80% de los usuarios.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**45.330.665.442**
Transferencias y Donaciones Corrientes	16.330.900.000
Del Sector Público	16.330.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	16.330.900.000
De la República	16.330.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	24.720.567.541
Venta de Otros Bienes y Servicios	24.720.567.541
Rentas de la Propiedad	277.547.760
Intereses	277.547.760
Intereses Internos	277.547.760
Intereses por Depósito	277.547.760
Otros Ingresos	4.001.650.141
Otros Ingresos Ordinarios	4.001.650.141
TOTAL	**45.330.665.442**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**36.125.565.736**
Gastos de Consumo	34.081.581.008
Remuneraciones	17.313.628.127
Sueldos, Salarios y Otras Retribuciones	6.100.027.206
Beneficios y Complementos de Sueldos y Salarios	6.819.945.416
Aportes Patronales	1.002.033.664
Prestaciones Sociales y Otras Indemnizaciones	1.262.743.946
Asistencia Socioeconómica	1.565.531.865
Otros Gastos de Personal	563.346.030
Bienes y Servicios	16.767.952.881
Bienes de Consumo	7.196.019.995
Servicios no Personales	9.571.932.886
Transferencias y Donaciones Corrientes	2.043.984.728
Al Sector Privado	563.346.032
Transferencias Corrientes al Sector Privado	563.346.032
Directas a Personas	563.346.032
Pensiones y Otros Beneficios Asociados	68.904.945
Jubilaciones y Otros Beneficios Asociados	494.441.087
Al Sector Público	1.480.638.696
Transferencias Corrientes al Sector Público	1.480.638.696
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	1.480.638.696
Gastos de Capital	**3.326.856.141**
Inversión Real Directa	3.326.856.141
Formación Bruta de Capital Fijo	3.326.856.141
Maquinaria, Equipos y Otros Bienes Muebles	3.326.856.141
Aplicaciones Financieras	**5.878.243.565**
Inversión Financiera	3.878.243.565
Incremento de Otros Activos Financieros	3.878.243.565
Incremento de Disponibilidades	3.878.243.565
Incremento de Bancos	3.878.243.565
Disminución de Pasivos	2.000.000.000
Disminución de Cuentas y Efectos por Pagar	2.000.000.000
Disminución de Otras Cuentas y Efectos por Pagar	2.000.000.000
Disminución de Otros Efectos por Pagar a Corto Plazo	2.000.000.000
TOTAL	**45.330.665.442**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Oaccm01	Prestar Servicio de Hotelería al Personal de Oficiales, sus Familiares y Demás Usuarios en Ocho Estados de la Geografía Nacional	Alojamiento	2.400	14.908.342.472	10.514.900.000			25.423.242.472
Oocf002	Implementar un Programa Recreacional Dirigido al Personal de Oficiales, sus Familiares y Demás Usuarios en 8 Estados de Venezuela	Evento	15	10.047.404.511				10.047.404.511
	TOTAL			24.955.746.983	10.514.900.000			35.470.646.983

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	33.731	5.816.000.000			5.816.033.731
02	Gestión Administrativa	2.000.000.000				2.000.000.000
03	Previsión y Protección Social	2.043.984.728				2.043.984.728
	TOTAL	4.044.018.459	5.816.000.000			9.860.018.459

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**856**	**6.389.761.427**
Profesional y Técnico	94	1.227.470.022
Administrativo	102	924.576.401
Obrero	660	4.237.715.004
TOTAL	**856**	**6.389.761.427**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**33**	**217.071.032**
Jubilado	29	192.014.702
Pensionado	4	25.056.330
Obrero	**59**	**346.275.000**
Jubilado	52	302.426.385
Pensionado	7	43.848.615
TOTAL	**92**	**563.346.032**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	17.313.628.127
4.02	Materiales, Suministros y Mercancías	7.196.019.995
4.03	Servicios no Personales	9.571.932.886
4.04	Activos Reales	3.326.856.141
4.05	Activos Financieros	3.878.243.565
4.07	Transferencias y Donaciones	2.043.984.728
4.11	Disminución de Pasivos	2.000.000.000
	TOTAL	**45.330.665.442**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**45.330.665.442**
Transferencias y Donaciones Corrientes	16.330.900.000
Del Sector Público	16.330.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	16.330.900.000
De la República	16.330.900.000
Recursos Ordinarios	16.330.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	24.720.567.541
Venta de Otros Bienes y Servicios	24.720.567.541
Rentas de la Propiedad	277.547.760
Intereses	277.547.760
Intereses Internos	277.547.760
Intereses por Depósitos	277.547.760
Otros Ingresos	4.001.650.141
Otros Ingresos Ordinarios	4.001.650.141
B. Gastos Corrientes	**36.125.565.736**
Gastos de Consumo	34.081.581.008
Remuneraciones	17.313.628.127
Sueldos, Salarios y Otras Retribuciones	6.100.027.206
Beneficios y Complementos de Sueldos y Salarios	6.819.945.416
Aportes Patronales	1.002.033.664
Prestaciones Sociales y Otras Indemnizaciones	1.262.743.946
Asistencia Socioeconómica	1.565.531.865

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Otros Gastos de Personal	563.346.030
Bienes y Servicios	16.767.952.881
Bienes de Consumo	7.196.019.995
Servicios no Personales	9.571.932.886
Transferencias y Donaciones Corrientes	2.043.984.728
Al Sector Privado	563.346.032
Transferencias Corrientes al Sector Privado	563.346.032
Directas a Personas	563.346.032
Pensiones y Otros Beneficios Asociados	68.904.945
Jubilaciones y Otros Beneficios Asociados	494.441.087
Al Sector Público	1.480.638.696
Transferencias Corrientes al Sector Público	1.480.638.696
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	1.480.638.696
C. Resultado Económico:Ahorro/(Desahorro)	**9.205.099.706**
II. Cuenta Capital	
A. Ingresos de Capital	**9.205.099.706**
Recursos Propios de Capital	9.205.099.706
Ahorro en la Cuenta Corriente	9.205.099.706
B. Gastos de Capital	**3.326.856.141**
Inversión Real Directa	3.326.856.141
Formación Bruta de Capital Fijo	3.326.856.141
Maquinaria, Equipos y Otros Bienes Muebles	3.326.856.141
C. Resultado Financiero:Superávit/(Déficit)	**5.878.243.565**
III. Cuenta Financiera	
A. Fuentes Financieras	**5.878.243.565**
Superávit Financiero	5.878.243.565

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Aplicaciones Financieras	**5.878.243.565**
Inversión Financiera	3.878.243.565
Incremento de Otros Activos Financieros	3.878.243.565
Incremento de Disponibilidades	3.878.243.565
Incremento de Bancos	3.878.243.565
Disminución de Pasivos	2.000.000.000
Disminución de Cuentas y Efectos por Pagar	2.000.000.000
Disminución de Otras Cuentas y Efectos por Pagar	2.000.000.000
Disminución de Otros Efectos por Pagar a Corto Plazo	2.000.000.000

A0044

Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)

INSTITUTO DE OFICIALES DE LAS FUERZAS ARMADAS EN SITUACIÓN DE RETIRO (IORFAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto de Oficiales de las Fuerzas Armadas Nacionales en Situación de Retiro, continuará ejerciendo su actividad principal de agrupar a todos los oficiales que se encuentren o pasen a dicha situación, con la finalidad de estimular su mutuo acercamiento y fortalecer los vínculos de fraternidad que deben existir entre los miembros de la Institución Armada, a través de la promoción de actividades socio culturales, ayudas socio-económicas y demás atenciones en el área social.

Con la finalidad de darle cumplimiento a su misión, el Instituto se ha fijado como políticas:

- Estimular y mantener en los oficiales retirados y los familiares sobrevivientes el apego a la Institución Militar.
- Hacer del Oficial Retirado el objeto principal de sus acciones para brindarle las atenciones debidas.
- Brindar a los familiares sobrevivientes del oficial causante la debida asistencia de todos los organismos que participan en el bienestar de los miembros de la Fuerza Armada.

Para el logro de sus objetivos el Ente prevé recursos para el ejercicio fiscal 2006 por Bs. 3.855,6 millones, que se orientarán hacia la consecución de mejorar la atención en el área social, realizar eventos de tipo recreacional, así como conceder ayudas por fallecimiento del afiliado; prestar a los socios equipos ortopédicos y brindar asistencia a personas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**2.682.537.240**
Transferencias y Donaciones Corrientes	1.783.000.000
Del Sector Público	1.783.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.783.000.000
De la República	1.783.000.000
Recursos Ordinarios	1.783.000.000
Ingresos no Tributarios	748.637.240
Ingresos por Aportes y Contribuciones a la Seguridad Social	748.637.240
Rentas de la Propiedad	150.900.000
Intereses	96.000.000
Intereses Internos	96.000.000
Intereses por Depósitos	96.000.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	54.900.000
Alquileres	54.900.000
Ingresos de Capital	**39.000.000**
Recursos Propios de Capital	39.000.000
Incremento de la Depreciación y Amortización Acumuladas	39.000.000
Fuentes Financieras	**1.134.107.456**
Disminución de la Inversión Financiera	682.627.994
Disminución de Otros Activos Financieros	682.627.994
Disminución de Disponibilidades	682.627.994
Disminución de Caja	682.627.994
Incremento de Pasivos	451.479.462
Incremento de Cuentas y Efectos por Pagar	451.479.462
Incremento de Otras Cuentas y Efectos por Pagar	451.479.462
Incremento de Otras Cuentas por Pagar a Corto Plazo	451.479.462
TOTAL	3.855.644.696

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**2.670.537.240**
Gastos de Consumo	2.169.975.455
Remuneraciones	1.818.169.298
Sueldos, Salarios y Otras Retribuciones	741.296.731
Beneficios y Complementos de Sueldos y Salarios	598.654.905
Aportes Patronales	98.750.039
Prestaciones Sociales y Otras Indemnizaciones	153.083.597
Asistencia Socioeconómica	226.384.026
Bienes y Servicios	312.806.157
Bienes de Consumo	26.307.332
Servicios no Personales	286.498.825
Depreciación y Amortización	39.000.000
Transferencias y Donaciones Corrientes	500.561.785
Al Sector Privado	500.561.785
Transferencias Corrientes al Sector Privado	370.561.785
Directas a Personas	78.600.398
Pensiones y Otros Beneficios Asociados	27.910.670
Jubilaciones y Otros Beneficios Asociados	50.689.728
Otras Transferencias Corrientes Internas al Sector Privado	291.961.387
Donaciones Corrientes al Sector Privado	130.000.000
Donaciones a Personas	130.000.000
Aplicaciones Financieras	**1.185.107.456**
Inversión Financiera	887.053.728
Incremento de Otros Activos Financieros	887.053.728
Disminución de Pasivos	298.053.728
Disminución de Cuentas y Efectos por Pagar	298.053.728
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	298.053.728
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	298.053.728
TOTAL	**3.855.644.696**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
28106	Bienestar al Afiliado	Beneficios Sociales	1.738		1.783.000.000			1.783.000.000
	TOTAL				1.783.000.000			1.783.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	321.668.123				321.668.123
02	Gestión Administrativa	1.695.084.029				1.695.084.029
03	Previsión y Protección Social	55.892.544				55.892.544
	TOTAL	2.072.644.696				2.072.644.696

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**63**	**578.501.072**
Directivo	8	137.426.299
Profesional y Técnico	21	211.659.921
Administrativo	16	117.308.184
Obrero	18	112.106.668
Personal Fijo a Tiempo Parcial	**30**	**131.723.438**
Directivo	15	95.273.438
Administrativo	15	36.450.000
Personal Contratado	**1**	**13.500.000**
Profesional y Técnico	1	13.500.000
TOTAL	**94**	**723.724.510**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**6**	**41.312.544**
Jubilado	4	25.986.480
Pensionado	2	15.326.064
Obrero	**3**	**14.580.000**
Jubilado	2	9.720.000
Pensionado	1	4.860.000
TOTAL	**9**	**55.892.544**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.818.169.298
4.02	Materiales, Suministros y Mercancías	26.307.332
4.03	Servicios no Personales	286.498.825
4.05	Activos Financieros	887.053.728
4.07	Transferencias y Donaciones	500.561.785
4.08	Otros Gastos	39.000.000
4.11	Disminución de Pasivos	298.053.728
	TOTAL	**3.855.644.696**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.682.537.240**
Transferencias y Donaciones Corrientes	1.783.000.000
Del Sector Público	1.783.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.783.000.000
De la República	1.783.000.000
Recursos Ordinarios	1.783.000.000
Ingresos no Tributarios	748.637.240
Ingresos por Aportes y Contribuciones a la Seguridad Social	748.637.240
Rentas de la Propiedad	150.900.000
Intereses	96.000.000
Intereses Internos	96.000.000
Intereses por Depósitos	96.000.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	54.900.000
Alquileres	54.900.000
B. Gastos Corrientes	**2.670.537.240**
Gastos de Consumo	2.169.975.455
Remuneraciones	1.818.169.298
Sueldos, Salarios y Otras Retribuciones	741.296.731
Beneficios y Complementos de Sueldos y Salarios	598.654.905
Aportes Patronales	98.750.039

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Prestaciones Sociales y Otras Indemnizaciones	153.083.597
Asistencia Socioeconómica	226.384.026
Bienes y Servicios	312.806.157
Bienes de Consumo	26.307.332
Servicios no Personales	286.498.825
Depreciación y Amortización	39.000.000
Transferencias y Donaciones Corrientes	500.561.785
Al Sector Privado	500.561.785
Transferencias Corrientes al Sector Privado	370.561.785
Directas a Personas	78.600.398
Pensiones y Otros Beneficios Asociados	27.910.670
Jubilaciones y Otros Beneficios Asociados	50.689.728
Otras Transferencias Corrientes Internas al Sector Privado	291.961.387
Donaciones Corrientes al Sector Privado	130.000.000
Donaciones a Personas	130.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**12.000.000**
II. Cuenta Capital	
A. Ingresos de Capital	**51.000.000**
Recursos Propios de Capital	51.000.000
Ahorro en la Cuenta Corriente	12.000.000
Incremento de la Depreciación y Amortización Acumuladas	39.000.000
C. Resultado Financiero: Superávit/(Déficit)	**51.000.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**1.185.107.456**
Disminución de la Inversión Financiera	682.627.994
Disminución de Otros Activos Financieros	682.627.994
Disminución de Disponibilidades	682.627.994
Disminución de Caja	682.627.994
Incremento de Pasivos	451.479.462
Incremento de Cuentas y Efectos por Pagar	451.479.462
Incremento de Otras Cuentas y Efectos por Pagar	451.479.462
Incremento de Otras Cuentas por Pagar a Corto Plazo	451.479.462
Superávit Financiero	51.000.000
B. Aplicaciones Financieras	**1.185.107.456**
Inversión Financiera	887.053.728
Incremento de Otros Activos Financieros	887.053.728
Disminución de Pasivos	298.053.728
Disminución de Cuentas y Efectos por Pagar	298.053.728
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	298.053.728
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	298.053.728

A0050

Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)

INSTITUTO DE PREVISIÓN SOCIAL DE LAS FUERZAS ARMADAS NACIONALES (IPSFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto de Previsión Social de las Fuerzas Armadas, como organismo encargado de prestar y garantizar el bienestar social de los afiliados y familiares inmediatos en los términos establecidos en la Ley Orgánica de Seguridad Social de la Fuerza Armada, estima para el ejercicio fiscal 2006 continuar desarrollando su misión fundamental, mediante la optimización de los recursos de jubilaciones, prestaciones y pensiones, así como el aseguramiento del cuidado integral de la salud, la vivienda y beneficios socioeconómicos, que contribuyan a la calidad de vida de cada afiliado acorde con lo establecido en el marco constitucional.

Atendiendo a la dinámica de cambio institucional prevista por el organismo, se plantean cuatro (4) retos fundamentales:

- Mejoramiento de la situación financiera.
- Adecuación institucional a los cambios que se derivan del nuevo marco jurídico previsto para la Institución.
- Modernización de la gestión institucional.
- Mejorar la prestación de los servicios en términos de cobertura, calidad y oportunidad, para satisfacer a sus afiliados.

En correspondencia con la filosofía de gestión, se expresan los objetivos estratégicos, que en su conjunto definen el patrón que guiará las distintas acciones que se estiman realizar en el ejercicio fiscal 2006, tales como:

- Asegurar una provisión de servicios médicos, odontológicos y farmacéutico, que garanticen el cuidado integral de la salud.
- Impulsar la solvencia del Instituto.
- Integrar, mejorar y modernizar los procesos y sistemas clave de la gestión operativa institucional
- Transferir a otros entes las operaciones que salen del objeto de competencia del Instituto.

Entre sus líneas de financiamiento, el Instituto contempla recibir del Ejecutivo Nacional, la cantidad de Bs. 896.007.800.000, que se destinarán en un 98% a financiar los proyectos relacionados con la Seguridad Social, mientras que la diferencia tiene como propósito cubrir los gastos del personal activo y pasivo del Instituto.

La otra fuente de financiamiento de importancia es la recibida por concepto de contribución a la Seguridad Social por parte del personal militar, por Bs. 113.316.416.947 monto que se dirige fundamentalmente al Fondo de Cuidado Integral de la Salud.

Cabe destacar que para el año 2006 el Instituto recibirá transferencias de los entes descentralizados del Ministerio de la Defensa con el objeto de apoyar financieramente al Fondo de Pensiones previsto en la Ley de Seguridad Social de la FAN, atendiendo así lo contemplado en la Resolución del Ministerio de la Defensa.

El resto de los ingresos y recursos se derivan de la actividad propia del Instituto tal como lo es la comercialización de productos consumibles y no perecederos, así como los intereses generados de las colocaciones financieras y créditos hipotecarios, vacacionales, educativos y personales.

Con estos recursos el Instituto procederá a cubrir lo concerniente a:

- Incidencias originadas por la aplicación de los decretos de aumento salarial y las normativas establecidas en los convenios Marcos y lineamientos del Ministerio de la Defensa.
- Aplicación de una política racional del gasto de acuerdo a las necesidades fundamentales del Instituto, orientándose el mismo a cubrir el pago de servicios básicos, conservación, mantenimiento y ampliación del activo fijo existente, y la orientación de la inversión en ampliación de las carteras crediticias a los fines de beneficiar a la población militar afiliada.
- Cancelación de pensiones del personal militar, gastos de salud y aporte de capital al sistema de fideicomiso correspondiente al año 2006 del personal militar.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.180.449.717.700**
Transferencias y Donaciones Corrientes	900.984.241.206
Del Sector Público	900.984.241.206
Transferencias Corrientes Internas Recibidas del Sector Público	900.984.241.206
De la República	896.007.800.000
De los Entes Descentralizados sin Fines Empresariales	4.976.441.206
Ingresos no Tributarios	113.316.411.947
Ingresos por Aportes y Contribuciones a la Seguridad Social	113.316.411.947
Venta de Bienes y Servicios de las Administraciones Publicas	68.265.030.340
Venta de Otros Bienes y Servicios	68.265.030.340
Rentas de la Propiedad	89.896.642.409
Intereses	79.340.664.157
Intereses Internos	79.340.664.157
Intereses por Préstamos	23.798.089.049
Intereses por Depósitos	55.542.575.108
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	10.555.978.252
Alquileres	10.555.978.252
Otros Ingresos	7.987.391.798
Diversos Ingresos	10.475.960
Otros Ingresos Ordinarios	7.976.915.838
Ingresos de Capital	**58.552.841.243**
Recursos Propios de Capital	176.513.420
Incremento de la Depreciación y Amortización Acumuladas	176.513.420
Disminución de la Inversión Financiera	58.376.327.823
Recuperación de Préstamos de Corto Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	59.903.246
Del Sector Privado	59.903.246
Recuperación de Préstamos de Largo Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	58.316.424.577
Del Sector Privado	58.316.424.577
Fuentes Financieras	**28.937.547.996**
Disminución de la Inversión Financiera	139.679.488
Disminución de Otros Activos Financieros	139.679.488
Disminución de Otros Activos Financieros no Circulantes	139.679.488
Incremento de Pasivos	28.797.868.508
Incremento de Otros Pasivos	28.797.868.508
Incremento de Otros Pasivos a Mediano y Largo Plazo	28.797.868.508
TOTAL	**1.267.940.106.939**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.082.882.070.843**
Gastos de Consumo	305.044.442.030
Remuneraciones	32.938.371.219
Sueldos, Salarios y Otras Retribuciones	14.274.908.157
Beneficios y Complementos de Sueldos y Salarios	7.725.642.028
Aportes Patronales	1.696.022.220
Prestaciones Sociales y Otras Indemnizaciones	3.691.128.870
Asistencia Socioeconómica	4.850.669.944
Otros Gastos de Personal	700.000.000
Bienes y Servicios	271.929.557.391
Bienes de Consumo	97.812.028.964
Servicios no Personales	174.117.528.427
Depreciación y Amortización	176.513.420
Gastos de la Propiedad	6.946.486.401
Intereses	6.946.486.401
Intereses Internos	6.946.486.401
Intereses por Depósitos	6.946.486.401
Otras Perdidas	116.601.000
Obligaciones del Ejercicio Vigente	62.601.000
Devoluciones y Reintegros Diversos	62.601.000
Otras Pérdidas	54.000.000
Transferencias y Donaciones Corrientes	770.774.541.412
Al Sector Privado	757.851.848.705
Transferencias Corrientes al Sector Privado	754.816.651.705
Directas a Personas	637.135.460.014
Pensiones y Otros Beneficios Asociados	635.207.832.870
Jubilaciones y Otros Beneficios Asociados	1.600.433.205
Otras Transferencias Directas a Personas	327.193.939
Otras Transferencias Corrientes Internas al Sector Privado	117.681.191.691
Donaciones Corrientes al Sector Privado	3.035.197.000
Donaciones a Personas	3.034.000.000
Donaciones a Instituciones sin Fines de Lucro	1.197.000
Al Sector Público	12.922.692.707
Donaciones Corrientes al Sector Público	12.922.692.707
A la República	12.922.692.707

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**106.733.752.834**
Inversión Real Directa	22.932.522.834
Formación Bruta de Capital Fijo	22.338.922.834
Maquinaria, Equipos y Otros Bienes Muebles	8.418.561.702
Construcciones de Bienes de Dominio Privado	13.920.361.132
Bienes Intangibles	593.600.000
Inversión Financiera	83.801.230.000
Concesión de Préstamos a Largo Plazo	83.801.230.000
Al Sector Privado	83.801.230.000
Aplicaciones Financieras	**78.324.283.262**
Inversión Financiera	76.477.602.532
Incremento de Otros Activos Financieros	65.394.939.413
Incremento de Disponibilidades	65.394.939.413
Incremento de Caja	311.006.899
Incremento de Bancos	3.110.068.984
Incremento de Inversiones Temporales	61.973.863.530
Incremento de Cuentas por Cobrar a Corto Plazo	11.082.663.119
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	11.082.663.119
Disminución de Pasivos	1.846.680.730
Disminución de Otros Pasivos	1.846.680.730
Disminución de Otros Pasivos a Corto Plazo	1.846.680.730
TOTAL	**1.267.940.106.939**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
22988	Administración de los Recursos del Fondo de Pensiones del Personal Militar de la FAN	Beneficiario	31.206	44.667.203.810	650.691.146.079		4.976.441.206	700.334.791.095
23240	Administración de los Recursos del Fondo Cuidado Integral de la Salud del Personal Militar de la fan y Familiares Inmediatos con Derecho	Beneficiario	1.537.543	86.420.027.625	151.972.134.768			238.392.162.393
23203	Administración de los Recursos del Fondo de Prestaciones a Cargo del Estado.	Beneficiario	31.290	16.956.246	72.436.319.153			72.453.275.399
23493	Mejoramiento del Sistema de Cartera Crediticia y Otros Beneficios Adicionales Dirigidos al Personal Militar de la FAN	Caso	272.980	97.247.167.507				97.247.167.507
23602	Optimización del Sistema de Comercialización de Bienes y Servicios	Bolívares	66.971.912.040	83.797.199.257				83.797.199.257
23592	Construcción y Mejoras de las Estructuras Físicas del IPSFA	Edificación	8	15.461.555.612				15.461.555.612
23873	Optimización del Sistema de Informática	Equipo	22	2.397.750.000				2.397.750.000
	TOTAL			330.007.860.057	875.099.600.000		4.976.441.206	1.210.083.901.263

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod.	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	6.544.740.572	18.425.906.187			24.970.646.759
02	Gestión Administrativa	30.350.431.773				30.350.431.773
03	Previsión y Protección Social	52.833.331	2.482.293.813			2.535.127.144
	TOTAL	36.948.005.676	20.908.200.000			57.856.205.676

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.193**	**10.514.629.368**
Profesional y Técnico	391	4.811.651.088
Administrativo	437	3.152.290.956
Medico	5	42.100.008
Obrero	360	2.508.587.316
Personal Contratado	**17**	**107.900.388**
Profesional y Técnico	8	60.782.388
Administrativo	9	47.118.000
TOTAL	**1.210**	**10.622.529.756**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**117**	**760.326.565**
Jubilado	67	517.326.565
Pensionado	50	243.000.000
Obrero	**207**	**1.006.020.000**
Jubilado	157	763.020.000
Pensionado	50	243.000.000
TOTAL	**324**	**1.766.346.565**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	32.938.371.219
4.02	Materiales, Suministros y Mercancías	97.812.028.964
4.03	Servicios no Personales	174.117.528.427
4.04	Activos Reales	22.932.522.834
4.05	Activos Financieros	160.278.832.532
4.07	Transferencias y Donaciones	770.774.541.412
4.08	Otros Gastos	7.239.600.821
4.11	Disminución de Pasivos	1.846.680.730
	TOTAL	**1.267.940.106.939**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.180.449.717.700**
Transferencias y Donaciones Corrientes	900.984.241.206
Del Sector Público	900.984.241.206
Transferencias Corrientes Internas Recibidas del Sector Público	900.984.241.206
De la República	896.007.800.000
Recursos Ordinarios	896.007.800.000
De los Entes Descentralizados sin Fines Empresariales	4.976.441.206
Ingresos no Tributarios	113.316.411.947
Ingresos por Aportes y Contribuciones a la Seguridad Social	113.316.411.947
Venta de Bienes y Servicios de las Administraciones Publicas	68.265.030.340
Venta de Otros Bienes y Servicios	68.265.030.340
Rentas de la Propiedad	89.896.642.409
Intereses	79.340.664.157
Intereses Internos	79.340.664.157
Intereses por Préstamos	23.798.089.049
Intereses por Depósitos	55.542.575.108
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	10.555.978.252
Alquileres	10.555.978.252
Otros Ingresos	7.987.391.798
Diversos Ingresos	10.475.960
Otros Ingresos Ordinarios	7.976.915.838
B. Gastos Corrientes	**1.087.762.426.087**
Gastos de Consumo	309.924.797.274
Remuneraciones	32.938.371.219
Sueldos, Salarios y Otras Retribuciones	14.274.908.157
Beneficios y Complementos de Sueldos y Salarios	7.725.642.028
Aportes Patronales	1.696.022.220
Prestaciones Sociales y Otras Indemnizaciones	3.691.128.870
Asistencia Socioeconómica	4.850.669.944
Otros Gastos de Personal	700.000.000
Bienes y Servicios	271.929.557.391
Bienes de Consumo	97.812.028.964
Servicios no Personales	174.117.528.427
Depreciación y Amortización	176.513.420

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Variación de Existencias	4.880.355.244
De Materias Primas y Materiales y Suministros	4.880.355.244
Gastos de la Propiedad	6.946.486.401
Intereses	6.946.486.401
Intereses Internos	6.946.486.401
Intereses por Depósitos	6.946.486.401
Otras Perdidas	116.601.000
Obligaciones del Ejercicio Vigente	62.601.000
Devoluciones y Reintegros Diversos	62.601.000
Otras Pérdidas	54.000.000
Transferencias y Donaciones Corrientes	770.774.541.412
Al Sector Privado	757.851.848.705
Transferencias Corrientes al Sector Privado	754.816.651.705
Directas a Personas	637.135.460.014
Pensiones y Otros Beneficios Asociados	635.207.832.870
Jubilaciones y Otros Beneficios Asociados	1.600.433.205
Otras Transferencias Directas a Personas	327.193.939
Otras Transferencias Corrientes Internas al Sector Privado	117.681.191.691
Donaciones Corrientes al Sector Privado	3.035.197.000
Donaciones a Personas	3.034.000.000
Donaciones a Instituciones sin Fines de Lucro	1.197.000
Al Sector Público	12.922.692.707
Donaciones Corrientes al Sector Público	12.922.692.707
A la República	12.922.692.707
C. Resultado Económico: Ahorro/(Desahorro)	**92.687.291.613**
II. Cuenta Capital	
A. Ingresos de Capital	**156.120.488.100**
Recursos Propios de Capital	97.744.160.277
Ahorro en la Cuenta Corriente	92.687.291.613
Disminución de Existencias	4.880.355.244
De Materias Primas, Materiales y Suministros	4.880.355.244
Incremento de la Depreciación y Amortización Acumuladas	176.513.420
Disminución de la Inversión Financiera	58.376.327.823
Recuperación de Préstamos de Corto Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	59.903.246
Del Sector Privado	59.903.246
Recuperación de Préstamos de Largo Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	58.316.424.577
Del Sector Privado	58.316.424.577

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**106.733.752.834**
Inversión Real Directa	22.932.522.834
Formación Bruta de Capital Fijo	22.338.922.834
Maquinaria, Equipos y Otros Bienes Muebles	8.418.561.702
Construcciones de Bienes de Dominio Privado	13.920.361.132
Bienes Intangibles	593.600.000
Inversión Financiera	83.801.230.000
Concesión de Préstamos a Largo Plazo	83.801.230.000
Al Sector Privado	83.801.230.000
C. Resultado Financiero: Superávit/(Déficit)	**49.386.735.266**
III. Cuenta Financiera	
A. Fuentes Financieras	**78.324.283.262**
Disminución de la Inversión Financiera	139.679.488
Disminución de Otros Activos Financieros	139.679.488
Disminución de Otros Activos Financieros no Circulantes	139.679.488
Incremento de Pasivos	28.797.868.508
Incremento de Otros Pasivos	28.797.868.508
Incremento de Otros Pasivos a Mediano y Largo Plazo	28.797.868.508
Superávit Financiero	49.386.735.266
B. Aplicaciones Financieras	**78.324.283.262**
Inversión Financiera	76.477.602.532
Incremento de Otros Activos Financieros	65.394.939.413
Incremento de Disponibilidades	65.394.939.413
Incremento de Caja	311.006.899
Incremento de Bancos	3.110.068.984
Incremento de Inversiones Temporales	61.973.863.530
Incremento de Cuentas por Cobrar a Corto Plazo	11.082.663.119
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	11.082.663.119
Disminución de Pasivos	1.846.680.730
Disminución de Otros Pasivos	1.846.680.730
Disminución de Otros Pasivos a Corto Plazo	1.846.680.730

A0065

Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio de la Defensa (OCPSE)

OFICINA COORDINADORA DE LA PRESTACIÓN DE LOS SERVICIOS EDUCATIVOS DEL MINISTERIO DE LA DEFENSA (OCPSE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La OCPSE, es el responsable de la ejecución del programa de otorgamiento de becas para el personal de reservistas recién licenciados y en forma meritoria de la Fuerza Armada Nacional y, de atender adecuadamente los requerimientos logísticos de la Dirección del Pre-escolar del Ministerio de la Defensa.

Para el ejercicio fiscal 2006, continuará, con los recursos provenientes de Petróleos de Venezuela, S.A. y del pago de matrícula por mensualidad del pre-escolar, el apoyo y la atención a hijos del personal del Ministerio de la Defensa, niños en edad pre-escolar y niños de educación especial, así como a través del Plan de becas General José Antonio Anzoátegui a los beneficiarios y alumnos del Centro de Formación Industrial del Ejército.

Para ello se requiere de un presupuesto que asciende a Bs. 706,2 millones, donde el aporte del Ejecutivo Nacional se destinará a financiar los gastos administrativos del Servicio, dado que el personal que aquí labora está adscrito al Despacho de la Defensa.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**706.200.000**
Transferencias y Donaciones Corrientes	379.200.000
Del Sector Público	379.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	379.200.000
De la República	24.000.000
De los Entes Descentralizados con Fines Empresariales Petroleros	355.200.000
Rentas de la Propiedad	27.000.000
Intereses	27.000.000
Intereses Internos	27.000.000
Intereses por Depósitos	27.000.000
Otros Ingresos	300.000.000
Otros Ingresos Ordinarios	300.000.000
TOTAL	**706.200.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**706.200.000**
Gastos de Consumo	24.000.000
Bienes y Servicios	24.000.000
Bienes de Consumo	10.365.000
Servicios no Personales	13.635.000
Transferencias y Donaciones Corrientes	682.200.000
Al Sector Privado	682.200.000
Transferencias Corrientes al Sector Privado	682.200.000
Directas a Personas	682.200.000
Otras Transferencias Directas a Personas	682.200.000
TOTAL	**706.200.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
31396	Alimentación del Personal de Alumnos de la Dirección Preescolar del Ministerio de la Defensa	Alumno	120	300.000.000	8.000.000			308.000.000
31416	Plan de Becas General de División José Antonio Anzoátegui	Beca	40	27.000.000	8.000.000			35.000.000
31436	Transferencia al Centro de Formación Industrial del Ejercito	Alumno	300		8.000.000		355.200.000	363.200.000
	TOTAL			327.000.000	24.000.000		355.200.000	706.200.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.02	Materiales, Suministros y Mercancías	10.365.000
4.03	Servicios no Personales	13.635.000
4.07	Transferencias	682.200.000
	TOTAL	**706.200.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**706.200.000**
Transferencias y Donaciones Corrientes	379.200.000
Del Sector Público	379.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	379.200.000
De la República	24.000.000
-Recursos Ordinarios	24.000.000
De los Entes Descentralizados con Fines Empresariales Petroleros	355.200.000
Rentas de la Propiedad	27.000.000
Intereses	27.000.000
Intereses Internos	27.000.000
Intereses por Depósitos	27.000.000
Otros Ingresos	300.000.000
Otros Ingresos Ordinarios	300.000.000
B. Gastos Corrientes	**706.200.000**
Gastos de Consumo	24.000.000
Bienes y Servicios	24.000.000
Bienes de Consumo	10.365.000
Servicios no Personales	13.635.000
Transferencias y Donaciones Corrientes	682.200.000
Al Sector Privado	682.200.000
Transferencias Corrientes al Sector Privado	682.200.000
Directas a Personas	682.200.000
Otras Transferencias Directas a Personas	682.200.000
C. Resultado Económico: Equilibrado	

A0066
Servicio Autónomo de Salud de la Fuerza Armada Nacional

SERVICIO AUTÓNOMO DE SALUD DE LA FUERZA ARMADA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el Ejercicio Fiscal 2006 el Servicio Autónomo de la Salud de la Fuerza Armada Nacional (SASFAN), se propone continuar con el objetivo fundamental de prestar atención directa, a través de las dependencias de salud militares a los pacientes, así como facilitar de manera indirecta, la atención a través del pago de los exámenes, en virtud de que no se dispone de los equipos para realizarlos. Del mismo modo, dentro de sus objetivos se encuentra transferir a las dependencias médico asistenciales del Despacho de la Defensa diferentes activos que mejorarán la prestación del servicio.

En tal sentido, en cumplimiento de sus principales actividades, llevará a cabo el abastecimiento de insumos y equipos a la red hospitalaria adscrita al Servicio Autónomo, efectuar el mantenimiento de los equipos médicos y de oficina, con la finalidad de ofrecer un servicio a un mayor número de pacientes.

Con la finalidad de llevar a cabo la tarea de administrar todos los hospitales militares, núcleos médicos y ambulatorios de la Fuerza Armada Nacional, el Ente proyecta un presupuesto de Bs. 9.653,5 millones, el cual será financiado con ingresos corrientes, producto de la recaudación estimada, la cual obtiene de los diversos hospitales militares y ambulatorios de la Fuerza Armada Nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**9.637.049.118**
Venta de Bienes y Servicios de las Administraciones Publicas	9.637.049.118
Venta de Otros Bienes y Servicios	9.637.049.118
Ingresos de Capital	**16.410.882**
Recursos Propios de Capital	16.410.882
Incremento de la Depreciación y Amortización Acumuladas	16.410.882
TOTAL	**9.653.460.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**9.508.658.100**
Gastos de Consumo	8.809.747.596
Remuneraciones	542.524.452
Sueldos, Salarios y Otras Retribuciones	181.510.858
Beneficios y Complementos de Sueldos y Salarios	196.242.714
Aportes Patronales	21.875.688
Prestaciones Sociales y Otras Indemnizaciones	50.381.192
Asistencia Socioeconómica	92.514.000
Bienes y Servicios	8.250.812.262
Bienes de Consumo	6.059.476.842
Servicios no Personales	2.191.335.420
Depreciación y Amortización	16.410.882
Transferencias y Donaciones Corrientes	698.910.504
Al Sector Público	698.910.504
Donaciones Corrientes al Sector Público	698.910.504
A los Entes Descentralizados sin Fines Empresariales	698.910.504
Gastos de Capital	**144.801.900**
Inversión Real Directa	144.801.900
Formación Bruta de Capital Fijo	144.801.900
Maquinaria, Equipos y Otros Bienes Muebles	144.801.900
TOTAL	**9.653.460.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
23339	Mejorar la Asistencia Medica en las Dependencias Adscritas al Servicio Autonomo	Dotación	19	9.110.935.548				9.110.935.548
	TOTAL			9.110.935.548				9.110.935.548

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	542.524.452				542.524.452
	TOTAL	542.524.452				542.524.452

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Contratado	**25**	**172.735.516**
Administrativo	22	153.295.516
Obrero	3	19.440.000
TOTAL	**25**	**172.735.516**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	542.524.452
4.02	Materiales, Suministros y Mercancías	6.059.476.842
4.03	Servicios no Personales	2.191.335.420
4.04	Activos Reales	144.801.900
4.07	Transferencias y Donaciones	698.910.504
4.08	Otros Gastos	16.410.882
	TOTAL	**9.653.460.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**9.637.049.118**
Venta de Bienes y Servicios de las Administraciones Publicas	9.637.049.118
Venta de Otros Bienes y Servicios	9.637.049.118
B. Gastos Corrientes	**9.508.658.100**
Gastos de Consumo	8.809.747.596
Remuneraciones	542.524.452
Sueldos, Salarios y Otras Retribuciones	181.510.858
Beneficios y Complementos de Sueldos y Salarios	196.242.714
Aportes Patronales	21.875.688
Prestaciones Sociales y Otras Indemnizaciones	50.381.192
Asistencia Socioeconómica	92.514.000
Bienes y Servicios	8.250.812.262
Bienes de Consumo	6.059.476.842
Servicios no Personales	2.191.335.420
Depreciación y Amortización	16.410.882
Transferencias y Donaciones Corrientes	698.910.504
Al Sector Público	698.910.504
Donaciones Corrientes al Sector Público	698.910.504
A los Entes Descentralizados sin Fines Empresariales	698.910.504
C. Resultado Económico: Ahorro/(Desahorro)	**128.391.018**
II. Cuenta Capital	
A. Ingresos de Capital	**144.801.900**
Recursos Propios de Capital	144.801.900
Ahorro en la Cuenta Corriente	128.391.018
Incremento de la Depreciación y Amortización Acumuladas	16.410.882
B. Gastos de Capital	**144.801.900**
Inversión Real Directa	144.801.900
Formación Bruta de Capital Fijo	144.801.900
Maquinaria, Equipos y Otros Bienes Muebles	144.801.900
C. Resultado Financiero: Equilibrado	

A0100

Unidad Naval Coordinadora de los Servicios de Carenado, Reparación de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas (UCOCAR)

UNIDAD NAVAL COORDINADORA DE LOS SERVICIOS DE CARENADO, REPARACIÓN DE CASCO, REPARACIONES Y MANTENIMIENTO DE EQUIPOS Y SISTEMAS (UCOCAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Organismo continuará con su misión de desarrollar integralmente el negocio de reparaciones y construcciones navales, con trabajos de mantenimiento de carenado y reparaciones de casco en cualquiera de las modalidades (varaderos, dique y/o a flote), y en cada una de las actividades de la industria naval que le competan, dentro de las condiciones que fije el Ministerio de la Defensa.

Para el ejercicio fiscal 2006, tiene previsto el logro de las siguientes metas: mantenimiento y/o reparación a 21 buques de la Armada y a 8 buques públicos y privados; realizar 4 reparaciones de turbinas en el astillero, vinculadas con las alianzas estratégicas con entes privados; reparar un muelle flotante T-2, así como el sistema de alumbrado de los muelles flotantes de la Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR); efectuar 22 reparaciones de boyas solicitadas por la Oficina Coordinadora de Hidrografía y Navegación de la Armada (OCHINA) y construir un patrullero entre otras.

UCOCAR para este año, presenta una plantilla de personal de 201 trabajadores, entre 54 fijos y 147 contratados, en su mayoría obreros. Sin embargo, debido a que se requiere contar con personal altamente capacitado para concretar algunos trabajos se proyecta la contratación de personas jurídicas, cuyo gasto lo registran a través de los Servicios No Personales.

Dentro de la política de financiamiento, UCOCAR se autofinancia a través de los precios y tarifas, los cuales se aplican con descuento especial sobre las tarifas oficiales para la Armada. La revisión de los mismos se hará mensualmente y sus ajustes estarán basados en los costos de los materiales y mano de obra utilizados durante la prestación del servicio de mantenimiento de carenas y los costos de los servicios contratados para cumplir con el mantenimiento señalado anteriormente.

El proceso de autogestión se utilizará para financiar los programas de inversión relacionados con la compra de máquinas y/o equipos, y el logro satisfactorio de la prestación de servicios a todos sus clientes, tanto públicos como privados.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**11.927.008.080**
Venta de Bienes y Servicios de las Administraciones Publicas	11.878.758.080
Venta de Otros Bienes y Servicios	11.878.758.080
Rentas de la Propiedad	48.250.000
Intereses	48.250.000
Intereses Internos	48.250.000
Intereses por Depósitos	48.250.000
Ingresos de Capital	**200.000.000**
Recursos Propios de Capital	200.000.000
Incremento de la Depreciación y Amortización Acumuladas	200.000.000
Fuentes Financieras	**544.526.400**
Incremento de Pasivos	544.526.400
Incremento de Cuentas y Efectos por Pagar	544.526.400
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	544.526.400
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	544.526.400
TOTAL	**12.671.534.480**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**7.521.590.780**
Gastos de Consumo	7.394.779.700
Remuneraciones	1.285.510.000
Sueldos, Salarios y Otras Retribuciones	1.285.510.000
Bienes y Servicios	5.909.269.700
Bienes de Consumo	3.350.966.700
Servicios no Personales	2.558.303.000
Depreciación y Amortización	200.000.000
Transferencias y Donaciones Corrientes	126.811.080
Al Sector Público	126.811.080
Transferencias Corrientes al Sector Público	126.811.080
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Socia	126.811.080
Gastos de Capital	**1.186.890.300**
Inversión Real Directa	1.186.890.300
Formación Bruta de Capital Fijo	1.186.890.300
Maquinaria, Equipos y Otros Bienes Muebles	1.186.890.300
Aplicaciones Financieras	**3.963.053.400**
Inversión Financiera	3.776.072.480
Incremento de Otros Activos Financieros	2.541.758.980
Incremento de Disponibilidades	2.541.758.980
Incremento de Bancos	2.541.758.980
Incremento de Cuentas por Cobrar a Corto Plazo	1.234.313.500
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	1.234.313.500
Disminución de Pasivos	186.980.920
Disminución de Otros Pasivos	186.980.920
Disminución de Otros Pasivos a Mediano y Largo Plazo	186.980.920
TOTAL	**12.671.534.480**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
22.402	Mantenimiento de Carena Buques Armada	Buque	5	406.000.000				406.000.000
22.448	Mantenimiento Reparación Menor a Once Buques de la Armada	Buque	11	64.680.000				64.680.000
22.451	Mantenimiento y Reparaciones a Flote a Buques de la Armada	Buque	5	178.640.000				178.640.000
22.455	Mantenimiento a 08 Buques Públicos o Privados, Nacionales y/o Extranjeros con un Desplazamiento no Mayor de 500 Toneladas	Buque	8	497.000.000				497.000.000
22.459	Alianzas Estratégicas con Entes Privados Para la Reparación de Turbinas en el Astillero	Reparación	4	78.400.000				78.400.000
23.366	Reparaciones al Muelle Flotante T-2	Reparación	1	763.000.000				763.000.000
23.424	Reparación Sistema de Alumbrado de Muelles Flotantes OCAMAR	Reparación	1	175.000.000				175.000.000
22.523	Efectuar Construcción de Lanchas de Fibra de Vidrio, Mantenimiento y Reparaciones de Boyas Exigidos por OCHINA	Reparación	22	1.924.100.000				1.924.100.000
22.531	Construcción de Patrullero	Buque	1	804.573.000				804.573.000
23.502	Construcción de 5 Lanchas en Fibra de Vidrio y 10 Reparaciones de Boyas a Organismos del Estado	Construcción	15	1.520.000.000				1.520.000.000
	TOTAL			6.411.393.000				6.411.393.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	278.000.000				278.000.000
02	Gestión Administrativa	5.982.141.480				5.982.141.480
	TOTAL	6.260.141.480				6.260.141.480

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**54**	**392.045.200**
Profesional y Técnico	16	140.750.000
Administrativo	12	62.924.000
Obrero	26	188.371.200
Personal Contratado	**147**	**893.464.800**
Profesional y Técnico	8	60.230.000
Administrativo	9	67.572.000
Obrero	130	765.662.800
TOTAL	**201**	**1.285.510.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.285.510.000
4.02	Materiales, Suministros y Mercancías	3.350.966.700
4.03	Servicios no Personales	2.558.303.000
4.04	Activos Reales	1.186.890.300
4.05	Activos Financieros	3.776.072.480
4.07	Transferencias y Donaciones	126.811.080
4.08	Otros Gastos	200.000.000
4.11	Disminución de Pasivos	186.980.920
	TOTAL	**12.671.534.480**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.927.008.080**
Venta de Bienes y Servicios de las Administraciones Publicas	11.878.758.080
Venta de Otros Bienes y Servicios	11.878.758.080
Rentas de la Propiedad	48.250.000
Intereses	48.250.000
Intereses Internos	48.250.000
Intereses por Depósitos	48.250.000
B. Gastos Corrientes	**7.521.590.780**
Gastos de Consumo	7.394.779.700
Remuneraciones	1.285.510.000
Sueldos, Salarios y Otras Retribuciones	1.285.510.000
Bienes y Servicios	5.909.269.700
Bienes de Consumo	3.350.966.700
Servicios no Personales	2.558.303.000
Depreciación y Amortización	200.000.000
Transferencias y Donaciones Corrientes	126.811.080
Al Sector Público	126.811.080
Transferencias Corrientes al Sector Público	126.811.080
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	126.811.080
C. Resultado Económico:Ahorro/(Desahorro)	**4.405.417.300**
II. Cuenta Capital	
A. Ingresos de Capital	**4.605.417.300**
Recursos Propios de Capital	4.605.417.300
Ahorro en la Cuenta Corriente	4.405.417.300
Incremento de la Depreciación y Amortización Acumuladas	200.000.000
B. Gastos de Capital	**1.186.890.300**
Inversión Real Directa	1.186.890.300
Formación Bruta de Capital Fijo	1.186.890.300
Maquinaria, Equipos y Otros Bienes Muebles	1.186.890.300

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
C. Resultado Financiero:Superávit/(Déficit)	**3.418.527.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**3.963.053.400**
Incremento de Pasivos	544.526.400
Incremento de Cuentas y Efectos por Pagar	544.526.400
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	544.526.400
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	544.526.400
Superávit Financiero	3.418.527.000
B. Aplicaciones Financieras	**3.963.053.400**
Inversión Financiera	3.776.072.480
Incremento de Otros Activos Financieros	2.541.758.980
Incremento de Disponibilidades	2.541.758.980
Incremento de Bancos	2.541.758.980
Incremento de Cuentas por Cobrar a Corto Plazo	1.234.313.500
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	1.234.313.500
Disminución de Pasivos	186.980.920
Disminución de Otros Pasivos	186.980.920
Disminución de Otros Pasivos a Mediano y Largo Plazo	186.980.920

A0126

Fondo Autónomo de Inversiones y Previsión Socio-económica para los Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA)

FONDO AUTÓNOMO DE INVERSIONES Y PREVISIÓN SOCIO-ECONÓMICA PARA LOS EMPLEADOS Y OBREROS DE LAS FUERZAS ARMADAS NACIONALES (FONDOEFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para Ejercicio Fiscal 2006 el Fondo Autónomo de Inversiones y Previsión Socio – Económica para Empleados y Obreros de las Fuerzas Armadas Nacionales (FONDOEFA), continuará cumpliendo su misión, la cual consiste en brindar bienestar social al personal de empleados y obreros que laboran para las Fuerzas Armadas Nacionales y sus familiares inmediatos; del mismo modo, proseguirá sus actividades de administrar las inversiones y colocaciones, a fin de producir recursos que coadyuven al cumplimiento de sus objetivos. Las principales áreas atendidas son las de la salud física y mental, vivienda, cultura, educación, recreación, ahorro, créditos y otros aspectos que contribuyan al mejoramiento del nivel de vida.

Para dar cumplimiento a tales fines, presenta un presupuesto conformado por las siguientes fuentes de financiamiento: ingresos corrientes por Bs. 2.864,0 millones, proviniendo Bs. 2.010,7 millones del Ministerio de la Defensa, ingresos de capital por Bs. 1.582,8 millones y por fuentes financieras Bs. 1.541,7 millones.

Los gastos por su parte, se orientarán principalmente a ampliar la cobertura de los servicios de bienestar social y a racionalizar las erogaciones para la operatividad, sin renunciar a los niveles de eficiencia en la atención a sus afiliados.

En consecuencia, el Organismo estima realizar las siguientes actividades:

- Dar cobertura en lo relacionado al Bienestar Social, en beneficio del personal civil que trabaja para las Fuerzas Armadas Nacionales y sus familiares inmediatos.

- Brindar a los hijos de empleados y obreros en la edad pre-escolar (de 2 a 6 años), atención pedagógica, pediátrica, odontológica, psicológica, servicio de comedor y recreación dirigida.

- Proporcionar en cuanto sea requerido asesoramiento jurídico gratuito al personal civil.

- Otorgar soluciones habitacionales al personal de empleados y obreros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**2.863.992.820**
Transferencias y Donaciones Corrientes	2.010.700.000
Del Sector Público	2.010.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.010.700.000
De la República	2.010.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	361.758.940
Venta de Servicios	361.758.940
Rentas de la Propiedad	491.533.880
Intereses	491.533.880
Intereses Internos	491.533.880
Intereses por Préstamos	345.533.880
Intereses por Depósitos	146.000.000
Ingresos de Capital	**1.582.846.792**
Recursos Propios de Capital	28.966.815
Incremento de la Depreciación y Amortización Acumuladas	28.966.815
Disminución de la Inversión Financiera	1.553.879.977
Recuperación de Préstamos de Corto Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	1.264.333.488
Del Sector Público	1.264.333.488
De los Entes Descentralizados sin Fines Empresariales	1.264.333.488
Recuperación de Préstamos de Largo Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	289.546.489
Del Sector Público	289.546.489
De los Entes Descentralizados sin Fines Empresariales	289.546.489
Fuentes Financieras	**1.541.708.919**
Disminución de la Inversión Financiera	691.846.298
Disminución de Otros Activos Financieros	691.846.298
Disminución de Disponibilidades	691.846.298
Disminución de Caja	291.846.298
Disminución de Inversiones Temporales	400.000.000
Incremento de Pasivos	849.862.621
Incremento de Cuentas y Efectos por Pagar	849.862.621
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	849.862.621
Incremento de Efectos por Pagar a Proveedores a Corto Plazo	849.862.621
TOTAL	**5.988.548.531**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**2.828.992.820**
Gastos de Consumo	2.357.717.579
Remuneraciones	1.891.262.751
Sueldos, Salarios y Otras Retribuciones	744.591.111
Beneficios y Complementos de Sueldos y Salarios	810.333.904
Aportes Patronales	91.024.844
Prestaciones Sociales y Otras Indemnizaciones	198.180.892
Asistencia Socioeconómica	47.132.000
Bienes y Servicios	437.488.013
Bienes de Consumo	125.377.248
Servicios no Personales	312.110.765
Depreciación y Amortización	28.966.815
Otras Perdidas	221.275.841
Otras Pérdidas	221.275.841
Transferencias y Donaciones Corrientes	249.999.400
Al Sector Privado	249.999.400
Transferencias Corrientes al Sector Privado	249.999.400
Directas a Personas	249.999.400
Otras Transferencias Directas a Personas	249.999.400
Gastos de Capital	**2.907.000.000**
Inversión Real Directa	35.000.000
Formación Bruta de Capital Fijo	35.000.000
Maquinaria, Equipos y Otros Bienes Muebles	35.000.000
Inversión Financiera	2.872.000.000
Concesión de Préstamos a Corto Plazo	1.960.000.000
Al Sector Público	1.960.000.000
A Entes Descentralizados sin Fines Empresariales	1.960.000.000
Concesión de Préstamos a Largo Plazo	912.000.000
Al Sector Público	912.000.000
A Entes Descentralizados sin Fines Empresariales	912.000.000
Aplicaciones Financieras	**252.555.711**
Inversión Financiera	197.555.711
Incremento de Otros Activos Financieros	197.555.711
Incremento de Disponibilidades	197.555.711
Incremento de Bancos	197.555.711
Disminución de Pasivos	55.000.000
Disminución de Otros Pasivos	55.000.000
Disminución de Otros Pasivos a Corto Plazo	55.000.000
TOTAL	**5.988.548.531**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Fo001	Bienestar Social al Personal Civil de las FAN	Afiliado	15.000	3.497.364.779	1.001.200.000			4.498.564.779
	TOTAL			3.497.364.779	1.001.200.000			4.498.564.779

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.009.500.000			1.009.500.000
02	Gestión Administrativa	480.483.752				480.483.752
	TOTAL	480.483.752	1.009.500.000			1.489.983.752

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**86**	**851.913.651**
Directivo	4	91.106.720
Profesional y Técnico	33	376.454.884
Administrativo	26	209.623.370
Obrero	23	174.728.677
Personal Contratado	**5**	**26.400.000**
Profesional y Técnico	2	12.000.000
Administrativo	2	9.600.000
Obrero	1	4.800.000
TOTAL	**91**	**878.313.651**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.891.262.751
4.02	Materiales, Suministros y Mercancías	125.377.248
4.03	Servicios no Personales	312.110.765
4.04	Activos Reales	35.000.000
4.05	Activos Financieros	3.069.555.711
4.07	Transferencias y Donaciones	249.999.400
4.08	Otros Gastos	250.242.656
4.11	Disminución de Pasivos	55.000.000
	TOTAL	**5.988.548.531**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.863.992.820**
Transferencias y Donaciones Corrientes	2.010.700.000
Del Sector Público	2.010.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.010.700.000
De la República	2.010.700.000
-Recursos Ordinarios	2.010.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	361.758.940
Venta de Servicios	361.758.940
Rentas de la Propiedad	491.533.880
Intereses	491.533.880
Intereses Internos	491.533.880
Intereses por Préstamos	345.533.880
Intereses por Depósitos	146.000.000
B. Gastos Corrientes	**2.828.992.820**
Gastos de Consumo	2.357.717.579
Remuneraciones	1.891.262.751
Sueldos, Salarios y Otras Retribuciones	744.591.111
Beneficios y Complementos de Sueldos y Salarios	810.333.904
Aportes Patronales	91.024.844
Prestaciones Sociales y Otras Indemnizaciones	198.180.892
Asistencia Socioeconómica	47.132.000
Bienes y Servicios	437.488.013
Bienes de Consumo	125.377.248
Servicios no Personales	312.110.765
Depreciación y Amortización	28.966.815
Otras Perdidas	221.275.841
Otras Pérdidas	221.275.841
Transferencias y Donaciones Corrientes	249.999.400
Al Sector Privado	249.999.400
Transferencias Corrientes al Sector Privado	249.999.400
Directas a Personas	249.999.400
Otras Transferencias Directas a Personas	249.999.400
C. Resultado Económico: Ahorro/(Desahorro)	**35.000.000**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**1.617.846.792**
Recursos Propios de Capital	63.966.815
Ahorro en la Cuenta Corriente	35.000.000
Incremento de la Depreciación y Amortización Acumuladas	28.966.815
Disminución de la Inversión Financiera	1.553.879.977
Recuperación de Préstamos de Corto Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	1.264.333.488
Del Sector Público	1.264.333.488
De los Entes Descentralizados sin Fines Empresariales	1.264.333.488
Recuperación de Préstamos de L. Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	289.546.489
Del Sector Público	289.546.489
De los Entes Descentralizados sin Fines Empresariales	289.546.489
B. Gastos de Capital	**2.907.000.000**
Inversión Real Directa	35.000.000
Formación Bruta de Capital Fijo	35.000.000
Maquinaria, Equipos y Otros Bienes Muebles	35.000.000
Inversión Financiera	2.872.000.000
Concesión de Préstamos a Corto Plazo	1.960.000.000
Al Sector Público	1.960.000.000
A Entes Descentralizados sin Fines Empresariales	1.960.000.000
Concesión de Préstamos a Largo Plazo	912.000.000
Al Sector Público	912.000.000
A Entes Descentralizados sin Fines Empresariales	912.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(1.289.153.208)**
III. Cuenta Financiera	
A. Fuentes Financieras	**1.541.708.919**
Disminución de la Inversión Financiera	691.846.298
Disminución de Otros Activos Financieros	691.846.298
Disminución de Disponibilidades	691.846.298
Disminución de Caja	291.846.298
Disminución de Inversiones Temporales	400.000.000
Incremento de Pasivos	849.862.621
Incremento de Cuentas y Efectos por Pagar	849.862.621
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	849.862.621
Incremento de Efectos por Pagar a Proveedores a Corto Plazo	849.862.621

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Aplicaciones Financieras	**1.541.708.919**
Inversión Financiera	197.555.711
Incremento de Otros Activos Financieros	197.555.711
Incremento de Disponibilidades	197.555.711
Incremento de Bancos	197.555.711
Disminución de Pasivos	55.000.000
Disminución de Otros Pasivos	55.000.000
Disminución de Otros Pasivos a Corto Plazo	55.000.000
Déficit Financiero	1.289.153.208

A0157

Servicio Autónomo de Bienes y Servicios del Ejército
(SABSE)

SERVICIO AUTÓNOMO DE BIENES Y SERVICIOS DEL EJÉRCITO (SABSE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Servicio Autónomo de Bienes y Servicios del Ejército tiene a su cargo la producción, distribución y venta de bienes, tales como víveres, vestimenta y calzados; así como la prestación de servicios de farmacia, panadería, lavandería, tintorería, arrendamientos de infraestructuras, entre otros.

Para el año 2006 prevé efectuar entre sus metas, la fabricación y venta de 50.000 pares de calzado para el personal militar, 30.000 uniformes para la Fuerza Armada y 11.000 unidades a obtener de la fábrica de colchones y camas literas, además del arrendamiento de 30 locales comerciales a empresas privadas, entre otras.

Con la finalidad de llevar a cabo sus actividades, formula un presupuesto que asciende a Bs. 16.215,2 millones, financiado por ingresos corrientes, recursos de capital y financieros, equivalentes al 96,4%, 0,7% y 2,9% del total, respectivamente.

El presupuesto de gastos comprende las erogaciones por funcionamiento y mantenimiento, servicios no personales, adquisición de materiales, suministros, maquinarias y equipos, para incrementar los niveles de producción, el acondicionamiento y mejora de las instalaciones asignadas al Servicio Autónomo, como su sede principal y las fábricas ubicadas en la zona industrial cívico-militar Tiuna.

La demanda potencial de productos y servicios de uso común para los Componentes de la Fuerza Armada Nacional y el alto valor agregado de sus productos, hace que los bienes fabricados reúnan las especificaciones técnicas establecidas, además de ofrecer los mejores precios en comparación con los del mercado nacional e internacional.

Los recursos humanos están conformados por un número de treinta y cuatro (34) contratados. No obstante, un elevado porcentaje de personal que participa en el proceso productivo pertenece a la nómina del Ministerio de la Defensa.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**15.633.724.000**
Venta de Bienes y Servicios de las Administraciones Publicas	15.491.774.000
Venta de Otros Bienes y Servicios	15.491.774.000
Rentas de la Propiedad	126.350.000
Intereses	126.350.000
Intereses Internos	126.350.000
Intereses por Depósitos	126.350.000
Otros Ingresos	15.600.000
Otros Ingresos Ordinarios	15.600.000
Ingresos de Capital	**108.000.000**
Recursos Propios de Capital	108.000.000
Incremento de la Depreciación y Amortización Acumuladas	108.000.000
Fuentes Financieras	**473.456.525**
Disminución de la Inversión Financiera	473.456.525
Disminución de Otros Activos Financieros	473.456.525
Disminución de Cuentas por Cobrar a Corto Plazo	473.456.525
Disminución de Cuentas Comerciales por Cobrar	473.456.525
TOTAL	**16.215.180.525**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**15.217.851.272**
Gastos de Consumo	14.552.046.316
Remuneraciones	505.899.492
Sueldos, Salarios y Otras Retribuciones	505.899.492
Bienes y Servicios	13.938.146.824
Bienes de Consumo	11.796.596.820
Servicios no Personales	2.141.550.004
Depreciación y Amortización	108.000.000
Transferencias y Donaciones Corrientes	665.804.956
Al Sector Público	665.804.956
Transferencias Corrientes al Sector Público	625.804.956
A Instituciones de Protección Social Para Atender Beneficios de la Seguridad Social	625.804.956
Donaciones Corrientes al Sector Público	40.000.000
A la República	40.000.000
Gastos de Capital	**60.000.000**
Inversión Real Directa	60.000.000
Formación Bruta de Capital Fijo	60.000.000
Maquinaria, Equipos y Otros Bienes Muebles	60.000.000
Aplicaciones Financieras	**937.329.253**
Inversión Financiera	937.329.253
Incremento de Otros Activos Financieros	937.329.253
Incremento de Disponibilidades	480.006.744
Incremento de Bancos	480.006.744
Incremento de Otros Activos Financieros	457.322.509
TOTAL	**16.215.180.525**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Fabricación y venta de Colchones y Camas Literas	Unidad	11.000	1.155.000.000				1.155.000.000
02	Fabricación y Comercialización de Calzados Militares	Par de Zapatos	50.000	6.581.456.525				6.581.456.525
03	Fabricación y Venta de Uniformes	Uniforme	30.000	1.920.000.000				1.920.000.000
04	Comercialización de Vehículos	Vehículo	36	3.456.000.000				3.456.000.000
05	Arrendamientos de los Espacios Inoperativos Dentro de las Instalaciones Militares del Componente Ejército con Fines Comerciales.	Alquiler	30	3.102.724.000				3.102.724.000
	TOTAL			16.215.180.525				16.215.180.525

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Contratado	**34**	**268.242.000**
Profesional y Técnico	9	106.860.000
Administrativo	12	77.064.000
Obrero	13	84.318.000
TOTAL	**34**	**268.242.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	505.899.492
4.02	Materiales, Suministros y Mercancías	11.796.596.820
4.03	Servicios no Personales	2.141.550.004
4.04	Activos Reales	60.000.000
4.05	Activos Financieros	937.329.253
4.07	Transferencias y Donaciones	665.804.956
4.08	Otros Gastos	108.000.000
	TOTAL	**16.215.180.525**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**15.633.724.000**
Venta de Bienes y Servicios de las Administraciones Publicas	15.491.774.000
Venta de Otros Bienes y Servicios	15.491.774.000
Rentas de la Propiedad	126.350.000
Intereses	126.350.000
Intereses Internos	126.350.000
Intereses por Depósitos	126.350.000
Otros Ingresos	15.600.000
Otros Ingresos Ordinarios	15.600.000
B. Gastos Corrientes	**15.217.851.272**
Gastos de Consumo	14.552.046.316
Remuneraciones	505.899.492
Sueldos, Salarios y Otras Retribuciones	505.899.492
Bienes y Servicios	13.938.146.824
Bienes de Consumo	11.796.596.820
Servicios no Personales	2.141.550.004
Depreciación y Amortización	108.000.000
Transferencias y Donaciones Corrientes	665.804.956
Al Sector Público	665.804.956
Transferencias Corrientes al Sector Público	625.804.956
A Instituciones de Protección Social Para Atender Beneficios de la Seguridad Social	625.804.956
Donaciones Corrientes al Sector Público	40.000.000
A la República	40.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**415.872.728**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**523.872.728**
Recursos Propios de Capital	523.872.728
Ahorro en la Cuenta Corriente	415.872.728
Incremento de la Depreciación y Amortización Acumuladas	108.000.000
B. Gastos de Capital	**60.000.000**
Inversión Real Directa	60.000.000
Formación Bruta de Capital Fijo	60.000.000
Maquinaria, Equipos y Otros Bienes Muebles	60.000.000
C. Resultado Financiero:Superávit/(Déficit)	**463.872.728**
III. Cuenta Financiera	
A. Fuentes Financieras	**937.329.253**
Disminución de la Inversión Financiera	473.456.525
Disminución de Otros Activos Financieros	473.456.525
Disminución de Cuentas por Cobrar a Corto Plazo	473.456.525
Disminución de Cuentas Comerciales por Cobrar	473.456.525
Superávit Financiero	463.872.728
B. Aplicaciones Financieras	**937.329.253**
Inversión Financiera	937.329.253
Incremento de Otros Activos Financieros	937.329.253
Incremento de Disponibilidades	480.006.744
Incremento de Bancos	480.006.744
Incremento de Otros Activos Financieros	457.322.509

A0192
Oficina Coordinadora de Hidrografía y Navegación
(OCHINA)

OFICINA COORDINADORA DE HIDROGRAFÍA Y NAVEGACIÓN (OCHINA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Oficina Coordinadora de Hidrografía y Navegación (OCHINA) dará continuidad con su misión de recaudar, administrar e invertir los recursos financieros provenientes de la aplicación de la Ley de Faros y Boyas; planificar y controlar conjuntamente con la Dirección de Hidrografía y Navegación las acciones que garanticen su operatividad, confiabilidad y actualización del Sistema Nacional de Señalización Marítima y Otras Ayudas a la Navegación, empleando de manera preferencial medios de la Armada, con el objeto de brindar seguridad a la navegación en los espacios acuáticos sujetos a la soberanía y jurisdicción de la República.

Para el año 2006 OCHINA estima alcanzar entre otras, las siguientes metas: recaudar por la aplicación de Ley de Faros y Boyas Bs. 40.165,0 millones; la comercialización de cartas náuticas y otros servicios Bs. 2.640,0 millones; instalar 25 sistemas lumínicos; construir y repotenciar 12 plataformas y/o helipuertos y construir y dotar 6 faros estratégicos y 8 estaciones.

Con la finalidad de llevar a cabo estas actividades, proyecta un presupuesto de Bs. 51.500,0 millones, que se financiará con ingresos corrientes por Bs. 44.965,1 millones; recursos propios de capital por Bs. 1.150,0 millones y financieros por Bs. 5.384,9 millones.

La inversión proyectada en activos reales se ubica en Bs. 19.242,0 millones, la cual se destinará hacia la adquisición de maquinarias, repuestos y equipos, así como a la contratación de inspección de obras de bienes del dominio privado, entre otros.

Como resultado de sus operaciones, estima obtener en cuenta corriente un ahorro de Bs. 12.707,0 millones, y en la cuenta capital un déficit financiero por Bs. 5.384,9 millones, el cual se cubrirá con la disminución de otros activos financieros y el incremento de las cuentas y efectos por pagar.

Las actividades del Servicio Autónomo Oficina Coordinadora de Hidrografía y Navegación (OCHINA) serán financiadas con los recursos económicos financieros, obtenidos por la aplicación de la Ley de Faros y Boyas en el cobro de la tasa vigente.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**44.965.046.600**
Ingresos no Tributarios	40.165.046.600
Tasas	40.165.046.600
Venta de Bienes y Servicios de las Administraciones Publicas	2.640.000.000
Venta de Otros Bienes y Servicios	2.640.000.000
Rentas de la Propiedad	2.160.000.000
Intereses	2.160.000.000
Intereses Internos	2.160.000.000
Intereses por Depósitos	2.160.000.000
Ingresos de Capital	**1.150.000.000**
Recursos Propios de Capital	1.150.000.000
Incremento de la Depreciación y Amortización Acumuladas	1.150.000.000
Fuentes Financieras	**5.384.934.705**
Disminución de la Inversión Financiera	4.694.062.587
Disminución de Otros Activos Financieros	4.694.062.587
Disminución de Disponibilidades	3.023.031.705
Disminución de Bancos	301.778.372
Disminución de Inversiones Temporales	2.721.253.333
Disminución de Efectos por Cobrar a Mediano y Largo Plazo	259.628.845
Disminución de Efectos Comerciales por Cobrar a Mediano y Largo Plazo	259.628.845
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	1.411.402.037
Disminución de Anticipos a Proveedores	10.961.687
Disminución de Anticipos a Contratistas por Contratos de Corto Plazo	1.400.440.350
Incremento de Pasivos	690.872.118
Incremento de Cuentas y Efectos por Pagar	690.872.118
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	690.872.118
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	690.872.118
TOTAL	**51.499.981.305**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**32.258.005.240**
Gastos de Consumo	29.896.102.240
Remuneraciones	5.979.335.276
Sueldos, Salarios y Otras Retribuciones	2.551.130.000
Beneficios y Complementos de Sueldos y Salarios	1.161.583.000
Aportes Patronales	321.196.000
Prestaciones Sociales y Otras Indemnizaciones	403.563.033
Asistencia Socioeconómica	1.229.502.220
Otros Gastos de Personal	312.361.023
Bienes y Servicios	22.766.766.964
Bienes de Consumo	8.271.307.493
Servicios no Personales	14.495.459.471
Depreciación y Amortización	1.150.000.000
Transferencias y Donaciones Corrientes	2.361.903.000
Al Sector Público	2.361.903.000
Transferencias Corrientes al Sector Público	2.361.903.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	787.301.000
A Instituciones de Protección Social Para Atender Beneficios de la Seguridad Social	1.574.602.000
Gastos de Capital	**19.241.976.065**
Inversión Real Directa	19.241.976.065
Formación Bruta de Capital Fijo	18.562.376.065
Maquinaria, Equipos y Otros Bienes Muebles	14.292.878.135
Construcciones de Bienes de Dominio Privado	4.266.497.930
Construcciones de Bienes de Dominio Público	3.000.000
Bienes Intangibles	679.600.000
TOTAL	**51.499.981.305**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
00hn002	Subsistencia del Patrimonio Histórico Cultural de la Antigua Sede de la Escuela Naval de Venezuela, Actual Complejo Naval de Maiquetía.	Edificación	4	3.345.510.842				3.345.510.842
00hn017	Optimización del Parque Automotor del Servicio Autónomo Ochina.	Vehiculo	8	771.871.676				. 771.871.676
00hn009	Actualización y Fortalecimiento de la Plataforma Telemática del Servicio Autónomo Ochina	Unidad	4	798.145.504				798.145.504
00hn008	Adquirir, Instalar y Optimizar las Ayudas Visuales y Electrónicas del Sinsema.	Sinsema	25	2.911.072.672				2.911.072.672
00hn016	Construcción y Dotación de Estaciones de Guía y Posicionamiento Satelital	Estación	5	60.000.000				60.000.000
00hn004	Fortalecimiento de la Capacitación Técnica del Recurso Humano del Servicio Autónomo Ochina y Entes Adscritos	Curso	120	365.000.304				365.000.304
00hn003	Construcción y/o Repotenciación de Plataformas y/o Helipuertos	Helipuerto	12	455.000.000				455.000.000
00hn019	Preservación y Optimización Continua del Sistema Nacional de Ayudas a la Navegación Acuática	Sinsema	445	1.800.000.000				1.800.000.000
00hn018	Desarrollo del Plan de Cartografiado Náutica Nacional	Plan	146	584.000.000				584.000.000
0hn0015	Fortalecimiento de la Capacitación y Adiestramiento en las Áreas Técnicas del Sistema de Ayudas a la Navegación	Estudio / Taller	243	134.918.000				134.918.000
0hn0010	Adquisición y Repotenciación de Unidades Hidro-oceanográficas	Unidades Navales	19	7.451.367.807				7.451.367.807
0hn0025	Realización de Investigación y Desarrollo en las Áreas de Meteorología, Oceanografía Física, Simulación Numérica Computacional y Gerencia-administración de Proyectos.	Informe Técnico	12	94.500.000				94.500.000
0hn0020	Representación de la Republica Bolivariana de Venezuela Ante los Organismos Internacionales Asociados al Servicio Hidrográfico	Informe Técnico	20	980.995.232				980.995.232
0hn0022	Construcción y Dotación de Faros Estratégicos	Edificación	6	4.459.977.591				4.459.977.591
00hn001	Construcción y Dotación de Estaciones Hidrográficas	Edificación	8	9.770.361.100				9.770.361.100

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0hn0021	Subsistencia del Patrimonio Histórico Cultural del Observatorio Cagigal de Venezuela	Edificación	2	2.535.520.491				2.535.520.491
0hn0024	Adquisición e Instalación del Sistema de Monitoreo y Control	Sistema	144	582.433.813				582.433.813
00hn007	Fortalecimiento de la Gestión Institucional de las Unidades del Componente Naval, por Contraprestación de Servicios al Sinsema, en Apoyos a los Entes de Adscripción.	Apoyo	180	3.697.252.328				3.697.252.328
00hn005	Difusión de la Estrategia Comunicacional del Servicio Autonomo Ochina	Publicaciones	320	1.181.428.131				1.181.428.131
	TOTAL			41.979.355.491				41.979.355.491

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	4.218.743.206				4.218.743.206
02	Gestión Administrativa	5.301.882.608				5.301.882.608
	TOTAL	9.520.625.814				9.520.625.814

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**133**	**2.046.691.383**
Directivo	14	155.983.307
Profesional y Técnico	52	1.283.245.341
Administrativo	38	342.191.625
Obrero	29	265.271.110
TOTAL	**133**	**2.046.691.383**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	5.979.335.276
4.02	Materiales, Suministros y Mercancías	8.271.307.493
4.03	Servicios no Personales	14.495.459.471
4.04	Activos Reales	19.241.976.065
4.07	Transferencias y Donaciones	2.361.903.000
4.08	Otros Gastos	1.150.000.000
	TOTAL	**51.499.981.305**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**44.965.046.600**
Ingresos no Tributarios	40.165.046.600
Tasas	40.165.046.600
Venta de Bienes y Servicios de las Administraciones Publicas	2.640.000.000
Venta de Otros Bienes y Servicios	2.640.000.000
Rentas de la Propiedad	2.160.000.000
Intereses	2.160.000.000
Intereses Internos	2.160.000.000
Intereses por Depósitos	2.160.000.000
B. Gastos Corrientes	**32.258.005.240**
Gastos de Consumo	29.896.102.240
Remuneraciones	5.979.335.276
Sueldos, Salarios y Otras Retribuciones	2.551.130.000
Beneficios y Complementos de Sueldos y Salarios	1.161.583.000
Aportes Patronales	321.196.000
Prestaciones Sociales y Otras Indemnizaciones	403.563.033
Asistencia Socioeconómica	1.229.502.220
Otros Gastos de Personal	312.361.023
Bienes y Servicios	22.766.766.964
Bienes de Consumo	8.271.307.493
Servicios no Personales	14.495.459.471
Depreciación y Amortización	1.150.000.000
Transferencias y Donaciones Corrientes	2.361.903.000
Al Sector Público	2.361.903.000
Transferencias Corrientes al Sector Público	2.361.903.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	787.301.000
A Instituciones de Protección Social Para Atender Beneficios de la Seguridad Social	1.574.602.000
C. Resultado Económico: Ahorro/(Desahorro)	**12.707.041.360**
II. Cuenta Capital	
A. Ingresos de Capital	**13.857.041.360**
Recursos Propios de Capital	13.857.041.360
Ahorro en la Cuenta Corriente	12.707.041.360
Incremento de la Depreciación y Amortización Acumuladas	1.150.000.000
B. Gastos de Capital	**19.241.976.065**
Inversión Real Directa	19.241.976.065

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Formación Bruta de Capital Fijo	18.562.376.065
Maquinaria, Equipos y Otros Bienes Muebles	14.292.878.135
Construcciones de Bienes de Dominio Privado	4.266.497.930
Construcciones de Bienes de Dominio Público	3.000.000
Bienes Intangibles	679.600.000
C. Resultado Financiero: Superávit/(Déficit)	**(5.384.934.705)**
III. Cuenta Financiera	
A. Fuentes Financieras	**5.384.934.705**
Disminución de la Inversión Financiera	4.694.062.587
Disminución de Otros Activos Financieros	4.694.062.587
Disminución de Disponibilidades	3.023.031.705
Disminución de Bancos	301.778.372
Disminución de Inversiones Temporales	2.721.253.333
Disminución de Efectos por Cobrar a Mediano y Largo Plazo	259.628.845
Disminución de Efectos Comerciales por Cobrar a Mediano y Largo Plazo	259.628.845
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	1.411.402.037
Disminución de Anticipos a Proveedores	10.961.687
Disminución de Anticipos a Contratistas por Contratos de Corto Plazo	1.400.440.350
Incremento de Pasivos	690.872.118
Incremento de Cuentas y Efectos por Pagar	690.872.118
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	690.872.118
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	690.872.118
B. Aplicaciones Financieras	**5.384.934.705**
Resultado Financiero: Déficit	5.384.934.705

A0193

Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR)

OFICINA COORDINADORA DE APOYO MARÍTIMO DE LA ARMADA (OCAMAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR) continuará desarrollando su misión fundamental de efectuar operaciones de transporte marítimo y servicios portuarios, en apoyo a la Fuerza Armada Nacional, con la finalidad de promover el desarrollo integral del negocio naviero.

Así mismo, se proseguirá con el desarrollo de las áreas de agente naviero y aduanal en oficinas ubicadas en Puerto Cabello, Maracaibo, Punto Fijo, Puerto La Cruz y La Guaira, con atención a buques de PDV-Marina, que permita a la Armada consolidar las actividades asignadas a este Servicio Autónomo. En el área de transporte se desarrollará y fortalecerán las rutas de cabotaje y de ultramar, haciendo énfasis en el Caribe Oriental, a través de la adquisición de flota propia, así como de acuerdos y/o contratos de servicios con organismos públicos y privados.

En el área de servicios portuarios y de almacén el Servicio Autónomo cuenta actualmente con el Puerto de OCAMAR, ubicado en la Base Naval CA. Agustín Armario en Puerto Cabello, constituido por tres (03) muelles con seis (06) puestos de atraque, patios y almacenes; lo que permitirá fortalecer el desarrollo de estas actividades avalados con la certificación del Código de Protección de Buques e Instalaciones Portuarias (PBIP).

Para el logro y consolidación de los objetivos plasmados en el Plan Operativo Anual, el Organismo estima para el ejercicio fiscal 2006 un presupuesto por Bs. 22.948,2 millones, que se traducen en la consecución de siete Proyectos los cuales contemplan las siguientes metas: realizar operaciones de transporte marítimo entre puertos nacionales y extranjeros, con la movilización de 8.400 toneladas métricas; prestar servicios portuarios integrales con la atención principalmente de 933.240 toneladas métricas; prestar servicio de agenciamiento a 288 buques; promocionar los servicios que presta el servicio a través de la realización de seis eventos; realizar operaciones de transporte y distribución de combustible mediante convenio con Deltaven durante 360 días en el año; prestar servicio de logística portuaria a los terminales marítimos petroleros de Carenero y Catia La Mar durante 360 días en el año, así como la adquisición de un buque mercante para transporte de carga.

La política de precios del servicio de transporte es libre; adecuada al mercado de fletes y pasajes y a la estructura de fletes que establece el Servicio Autónomo para la rentabilidad de sus actividades; las cuales serán apoyadas y financiadas con los recursos económicos provenientes de sus operaciones normales.

En cuanto a la política de gastos se orientarán los recursos para cubrir los gastos de las operaciones, administrativas y de mantenimiento a las unidades operativas (buques) e infraestructura; así como también los referidos a los servicios de Agenciamiento y Logística Portuaria.

Se optimizarán los recursos humanos y administrativos, y se dirigirá la inversión a la adquisición de activos, en especial unidades de producción, a fin de fortalecer las operaciones de transporte.

El servicio autónomo cubrirá la demanda de servicio de transporte, de acuerdo a las características de los buques y a las rutas aperturadas, mientras que la de servicios portuarios y de almacén, se atenderá de acuerdo a las capacidades, condiciones y características de sus instalaciones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**21.675.696.831**
Venta de Bienes y Servicios de las Administraciones Publicas	21.675.696.831
Venta de Otros Bienes y Servicios	21.675.696.831
Ingresos de Capital	**172.000.000**
Recursos Propios de Capital	172.000.000
Incremento de la Depreciación y Amortización Acumuladas	172.000.000
Fuentes Financieras	**1.100.465.906**
Disminución de la Inversión Financiera	676.261.480
Disminución de Otros Activos Financieros	676.261.480
Disminución de Otros Activos Financieros no Circulantes	676.261.480
Incremento de Pasivos	424.204.426
Incremento de Cuentas y Efectos por Pagar	424.204.426
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	424.204.426
Incremento de Cuentas por Pagar a Contratistas a Corto Plazo	424.204.426
TOTAL	**22.948.162.737**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**17.495.106.603**
Gastos de Consumo	16.770.137.929
Remuneraciones	2.704.379.504
Sueldos, Salarios y Otras Retribuciones	1.101.197.000
Beneficios y Complementos de Sueldos y Salarios	745.884.000
Aportes Patronales	145.555.960
Prestaciones Sociales y Otras Indemnizaciones	184.714.921
Asistencia Socioeconómica	443.015.171
Otros Gastos de Personal	84.012.452
Bienes y Servicios	13.659.441.831
Bienes de Consumo	3.274.047.450
Servicios no Personales	10.385.394.381
Depreciación y Amortización	172.000.000
Provisiones y Otros Gastos	234.316.594
Cuentas Incobrables	234.316.594
Otras Perdidas	20.000.000
Pérdidas en Operaciones Cambiarias	10.000.000
Intereses por Mora	10.000.000
Transferencias y Donaciones Corrientes	704.968.674
Al Sector Público	704.968.674
Transferencias Corrientes al Sector Público	704.968.674
A Instituciones de Protección Social Para Atender Beneficios de la Seguridad Social	704.968.674
Gastos de Capital	**4.184.590.228**
Inversión Real Directa	4.184.590.228
Formación Bruta de Capital Fijo	4.184.590.228
Maquinaria, Equipos y Otros Bienes Muebles	4.184.590.228
Aplicaciones Financieras	**1.268.465.906**
Inversión Financiera	1.119.082.911
Incremento de Otros Activos Financieros	118.538.988
Incremento de Disponibilidades	118.538.988
Incremento de Caja	118.538.988
Incremento de Cuentas por Cobrar a Corto Plazo	885.641.720
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	885.641.720
Incremento de Otros Activos Financieros Circulantes	114.902.203
Disminución de Pasivos	149.382.995
Disminución de Cuentas y Efectos por Pagar	130.312.480
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	130.312.480
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	130.312.480
Disminución de Otros Pasivos	19.070.515
Disminución de Otros Pasivos a Corto Plazo	19.070.515
TOTAL	**22.948.162.737**

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
7918	Transporte Marítimo	Tonelada	8.400	1.499.428.757				1.499.428.757
8943	Servicios Portuarios y de Almacén	Tonelada	933.240	5.058.172.139				5.058.172.139
8947	Servicio de Agenciamiento Naviero	Buque	288	3.622.388.452				3.622.388.452
22119	Servicio de Logística Portuaria	Día	360	2.038.547.846				2.038.547.846
8972	Comercialización de Servicios	Evento	6	862.236.000				862.236.000
22118	Convenios	Día	360	200.000.000				200.000.000
8974	Adquisición de Buque Mercante Multipropósito	Buque	1	3.440.000.000				3.440.000.000
	TOTAL			16.720.773.194				16.720.773.194

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod.	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.449.379.368				1.449.379.368
02	Gestión Administrativa	4.778.010.175				4.778.010.175
	TOTAL	6.227.389.543				6.227.389.543

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**47**	**528.963.450**
Profesional y Técnico	19	291.962.169
Administrativo	18	159.673.653
Obrero	10	77.327.628
Personal Fijo a Tiempo Parcial	**24**	**217.200.000**
Profesional y Técnico	19	184.200.000
Administrativo	5	33.000.000
Personal Contratado	**10**	**63.060.000**
Obrero	10	63.060.000
TOTAL	**81**	**809.223.450**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.704.379.504
4.02	Materiales, Suministros y Mercancías	3.274.047.450
4.03	Servicios no Personales	10.385.394.381
4.04	Activos Reales	4.184.590.228
4.05	Activos Financieros	1.119.082.911
4.07	Transferencias y Donaciones	704.968.674
4.08	Otros Gastos	426.316.594
4.11	Disminución de Pasivos	149.382.995
	TOTAL	**22.948.162.737**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**21.675.696.831**
Venta de Bienes y Servicios de las Administraciones Publicas	21.675.696.831
Venta de Otros Bienes y Servicios	21.675.696.831
B. Gastos Corrientes	**17.495.106.603**
Gastos de Consumo	16.770.137.929
Remuneraciones	2.704.379.504
Sueldos, Salarios y Otras Retribuciones	1.101.197.000
Beneficios y Complementos de Sueldos y Salarios	745.884.000
Aportes Patronales	145.555.960
Prestáciones Sociales y Otras Indemnizaciones	184.714.921
Asistencia Socioeconómica	443.015.171
Otros Gastos de Personal	84.012.452
Bienes y Servicios	13.659.441.831
Bienes de Consumo	3.274.047.450
Servicios no Personales	10.385.394.381
Depreciación y Amortización	172.000.000
Provisiones y Otros Gastos	234.316.594
Cuentas Incobrables	234.316.594
Otras Perdidas	20.000.000
Pérdidas en Operaciones Cambiarias	10.000.000
Intereses por Mora	10.000.000
Transferencias y Donaciones Corrientes	704.968.674
Al Sector Público	704.968.674
Transferencias Corrientes al Sector Público	704.968.674
A Instituciones de Protección Social Para Atender Beneficios de la Seguridad Social	704.968.674
C. Resultado Económico: Ahorro/(Desahorro)	**4.180.590.228**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**4.352.590.228**
Recursos Propios de Capital	4.352.590.228
Ahorro en la Cuenta Corriente	4.180.590.228
Incremento de la Depreciación y Amortización Acumuladas	172.000.000
B. Gastos de Capital	**4.184.590.228**
Inversión Real Directa	4.184.590.228
Formación Bruta de Capital Fijo	4.184.590.228
Maquinaria, Equipos y Otros Bienes Muebles	4.184.590.228
C. Resultado Financiero: Superávit/(Déficit)	**168.000.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**1.268.465.906**
Disminución de la Inversión Financiera	676.261.480
Disminución de Otros Activos Financieros	676.261.480
Disminución de Otros Activos Financieros no Circulantes	676.261.480
Incremento de Pasivos	424.204.426
Incremento de Cuentas y Efectos por Pagar	424.204.426
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	424.204.426
Incremento de Cuentas por Pagar a Contratistas a Corto Plazo	424.204.426
Superávit Financiero	168.000.000
B. Aplicaciones Financieras	**1.268.465.906**
Inversión Financiera	1.119.082.911
Incremento de Otros Activos Financieros	118.538.988
Incremento de Disponibilidades	118.538.988
Incremento de Caja	118.538.988
Incremento de Cuentas por Cobrar a Corto Plazo	885.641.720
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	885.641.720
Incremento de Otros Activos Financieros Circulantes	114.902.203
Disminución de Pasivos	149.382.995
Disminución de Cuentas y Efectos por Pagar	130.312.480
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	130.312.480
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	130.312.480
Disminución de Otros Pasivos	19.070.515
Disminución de Otros Pasivos a Corto Plazo	19.070.515

A0194

Servicio Autonómo sin Personalidad Jurídica de la
Fuerza Aérea Venezolana (SAFAV)

SERVICIO AUTÓNOMO SIN PERSONALIDAD JURÍDICA DE LA FUERZA AÉREA VENEZOLANA (SAFAV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el Ejercicio Fiscal 2006 el Servicio Autónomo de la Fuerza Aérea Venezolana dará continuidad a los objetivos fundamentales establecidos en su Decreto de creación, entre ellos: el entrenamiento fisiológico para las tripulaciones aéreas; la prestación de servicios médicos especializados; la realización de cursos de idiomas, el transporte de carga y pasajeros, cuando existan condiciones especiales o de excedencia; el entrenamiento de vuelo instrumental y aeronáutico, la reparación y calibración de equipos electrónicos, de medición y aeronáutico y la elaboración de estudios meteorológicos.

Con el propósito de alcanzar los objetivos y metas programadas, SAFAV dispone de ingresos corrientes por Bs. 3.057,9 millones.

Los gastos del Ente se orientan fundamentalmente a financiar los gastos operacionales de las diferentes unidades de la Aviación Militar encargadas de producir los bienes y explotar los servicios que comercializa.

Desde el punto de vista de la organización interna del Servicio, se prevé una fuerte inversión en el diseño de su estructura normativa y funcional, todo ello en la búsqueda de cumplir no solo con exigencias de los organismos de control, sino en un esfuerzo por disponer de una organización realmente eficiente.

Los servicios explotados desde el SAFAV serán comercializados a nivel nacional e internacional a través de la administración directa y mediante la suscripción de acuerdos y asociaciones estratégicas con empresas del sector privado.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.057.945.862**
Venta de Bienes y Servicios de las Administraciones Publicas	1.857.945.862
Venta de Bienes	91.600.000
Venta de Servicios	1.766.345.862
Rentas de la Propiedad	1.200.000.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	1.200.000.000
Alquileres	1.200.000.000
TOTAL	**3.057.945.862**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.057.945.862**
Gastos de Consumo	2.721.686.579
Remuneraciones	380.774.148
Sueldos, Salarios y Otras Retribuciones	380.774.148
Bienes y Servicios	2.310.912.431
Bienes de Consumo	295.110.045
Servicios no Personales	2.015.802.386
Provisiones y Otros Gastos	30.000.000
Reservas Técnicas	30.000.000
Otras Perdidas	207.525.283
Otras Pérdidas	207.525.283
Transferencias y Donaciones Corrientes	128.734.000
Al Sector Público	128.734.000
Transferencias Corrientes al Sector Público	128.734.000
A Instituciones de Protección Social Para Atender Beneficios de la Seguridad Social	128.734.000
TOTAL	**3.057.945.862**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
24018	Mantenimiento de la Infraestructura Edificio Sede del Safav	Mantenimiento Realizado	3	1.433.862.000				1.433.862.000
24022	Comercialización y Venta de Bienes y Servicios del Safav	Contrato	6	232.271.200				232.271.200
24019	Desarrollo y Fortalecimiento del Safav	Actividad	50	843.912.662				843.912.662
24034	Servicio de Ruta Social	Traslado	12	8.300.000				8.300.000
24038	Servicio de Transporte Aéreo de Carga de Pasajeros	Pasaje	6	16.000.000				16.000.000
24042	Venta de Reporte Meteorológicos	Reporte	88	6.900.000				6.900.000
24038	Servicio de Mantenimiento Electrónico	Mantenimiento	655	92.500.000				92.500.000
24036	Consulta Médico-odontológicas y Exámenes Médicos al Personal de Aspirantes a Ingresar a las Escuelas e Institutos Militares	Orden Medica	1.700	67.000.000				67.000.000
24014	Cursos de Entrenamiento Fisiológico Certificados por el Instituto Nacional de Espacios Acuáticos e Insulares (inea)	Curso	20	280.000.000				280.000.000
24012	Desarrollo de Cursos de Inglés Dirigidos a la Colectividad en General, a Empresas Públicas y Privadas, Certificados por la Escuela Técnica de la Aviación	Hora/Cursos	3.860	77.200.000				77.200.000
	TOTAL			3.057.945.862				3.057.945.862

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Contratado	**2**	**9.720.000**
Obrero	2	9.720.000
TOTAL	**2**	**9.720.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	380.774.148
4.02	Materiales, Suministros y Mercancías	295.110.045
4.03	Servicios no Personales	2.015.802.386
4.07	Transferencias y Donaciones	128.734.000
4.08	Otros Gastos	237.525.283
	TOTAL	**3.057.945.862**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.057.945.862**
Venta de Bienes y Servicios de las Administraciones Publicas	1.857.945.862
Venta de Bienes	91.600.000
Venta de Servicios	1.766.345.862
Rentas de la Propiedad	1.200.000.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	1.200.000.000
Alquileres	1.200.000.000
B. Gastos Corrientes	**3.057.945.862**
Gastos de Consumo	2.721.686.579
Remuneraciones	380.774.148
Sueldos, Salarios y Otras Retribuciones	380.774.148
Bienes y Servicios	2.310.912.431
Bienes de Consumo	295.110.045
Servicios no Personales	2.015.802.386
Provisiones y Otros Gastos	30.000.000
Reservas Técnicas	30.000.000
Otras Perdidas	207.525.283
Otras Pérdidas	207.525.283
Transferencias y Donaciones Corrientes	128.734.000
Al Sector Público	128.734.000
Transferencias Corrientes al Sector Público	128.734.000
A Instituciones de Protección Social Para Atender Beneficios de la Seguridad Social	128.734.000
C. Resultado Económico: Equilibrado	

A0195

Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional (SAMALGUARN)

SERVICIO AUTÓNOMO DE MANTENIMIENTO DE LANCHAS DE LA GUARDIA NACIONAL (SAMALGUARN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

SAMALGUARN fue creado con la finalidad de efectuar el mantenimiento preventivo y correctivo a las embarcaciones de la Guardia Nacional, de otros organismos públicos y del sector privado, con la finalidad de disminuir los costos que ello representa para el Sector Público y generar los recursos necesarios para lograr el autofinanciamiento a través de la atención prestada al sector privado.

Los servicios prestados en el área de mantenimiento preventivo y correctivo a las embarcaciones se efectúan en los sistemas de casco y cubierta, soldadura, tornería, propulsión y gobierno, electrógenos, equipos auxiliares y de generación, previéndose atender 80 embarcaciones para el ejercicio fiscal 2006.

Para la atención de las embarcaciones, será necesario un presupuesto de Bs. 160,0 millones dirigido fundamentalmente a la adquisición de repuestos y materiales, recursos reales necesarios para suministrar una óptima atención al usuario, logrando con ello hacer de esta una organización ejemplar.

Dentro de la política de financiamiento, SAMALGUARN se autofinanciará a través de sus precios y tarifas, los cuales se aplicarán con descuento especial sobre las tarifas oficiales para la Guardia. La revisión de las mismas se hará periódicamente y sus ajustes estarán basados en los costos de los materiales y mano de obra utilizados durante la prestación del servicio de mantenimiento.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**160.000.000**
Venta de Bienes y Servicios de las Administraciones Publicas	160.000.000
Venta de Otros Bienes y Servicios	160.000.000
TOTAL	**160.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**160.000.000**
Gastos de Consumo	160.000.000
Bienes y Servicios	160.000.000
Bienes de Consumo	110.000.000
Servicios no Personales	50.000.000
TOTAL	**160.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A01951	Mantenimiento y Reparación a Embarcaciones	Lancha	80	160.000.000				160.000.000
	TOTAL			160.000.000				160.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.02	Materiales, Suministros y Mercancías	110.000.000
4.03	Servicios no Personales	50.000.000
	TOTAL	**160.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**160.000.000**
Venta de Bienes y Servicios de las Administraciones Publicas	160.000.000
Venta de Otros Bienes y Servicios	160.000.000
B. Gastos Corrientes	**160.000.000**
Gastos de Consumo	160.000.000
Bienes y Servicios	160.000.000
Bienes de Consumo	110.000.000
Servicios no Personales	50.000.000
C. Resultado Económico: Equilibrio	**0**

A0204

Oficina Coordinadora de los Servicios Agropecuarios del Ministerio de la Defensa (O.C.S.A.)

OFICINA COORDINADORA DE LOS SERVICIOS AGROPECUARIOS DEL MINISTERIO DE LA DEFENSA (O.C.S.A.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El objetivo fundamental de la institución es coordinar, planificar, fomentar y ejecutar los servicios de producción y comercialización de productos agropecuarios y forestales e incrementar el desarrollo económico, social, cultural y demográfico, en concordancia con los planes de desarrollo agropecuario de la Fuerza Armada Nacional.

Para el presente ejercicio fiscal, proyecta continuar dinamizando la agricultura y la ganadería, mediante el impulso a los centros de producción.

En tal sentido, para el año 2006 tiene previsto como meta del Proyecto Integral Agropecuario la producción de 9.417.147 kilogramos de diferentes rubros, entre los que destacan: caña de azúcar, pimentón, derivados lácteos carne y pollos.

Las transferencias del Ejecutivo Nacional representan el 31,07% del presupuesto, con el propósito de cumplir los objetivos económicos contemplados en la directriz estratégica del Plan Operativo Anual Nacional (POAN), como es el rescate, transformación y dinamización de las cadenas agropecuarias; recursos sin los cuales no se podría lograr el nivel de metas previstas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.906.634.238**
Transferencias y Donaciones Corrientes	1.032.005.238
Del Sector Público	1.032.005.238
Transferencias Corrientes Internas Recibidas del Sector Público	1.032.005.238
De la República	1.032.005.238
Venta de Bienes y Servicios de las Administraciones Publicas	2.120.709.000
Venta de Otros Bienes y Servicios	2.120.709.000
Otros Ingresos	753.920.000
Diversos Ingresos	753.920.000
Ingresos de Capital	**538.651.762**
Recursos Propios de Capital	189.657.000
Incremento de la Depreciación y Amortización Acumuladas	189.657.000
Transferencias y Donaciones de Capital	348.994.762
Transferencias de Capital Recibidas del Sector Público	348.994.762
De la República	348.994.762
TOTAL	**4.445.286.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.580.356.833**
Gastos de Consumo	3.385.831.673
Remuneraciones	1.563.508.700
Sueldos, Salarios y Otras Retribuciones	777.530.501
Beneficios y Complementos de Sueldos y Salarios	504780.192
Aportes Patronales	59.736.901
Prestaciones Sociales y Otras Indemnizaciones	152.987.106
Asistencia Socioeconómica	45.674.000
Otros Gastos de Personal	22.800.000
Bienes y Servicios	1.632.665.973
Bienes de Consumo	1.087.733.798
Servicios no Personales	544.932.175
Depreciación y Amortización	189.657.000
Otras Perdidas	79.540.000
Otras Pérdidas	79.540.000
Transferencias y Donaciones Corrientes	114.985.160
Al Sector Público	114.985.160
Transferencias Corrientes al Sector Público	114.985.160
A Instituciones de Protección Social Para Atender Beneficios de la Seguridad Social	114.985.160
Gastos de Capital	**619.123.973**
Inversión Real Directa	619.123.973
Formación Bruta de Capital Fijo	619.123.973
Maquinaria, Equipos y Otros Bienes Muebles	541.963.973
Construcciones de Bienes de Dominio Privado	77.160.000
Aplicaciones Financieras	**245.805.194**
Inversión Financiera	244.203.064
Incremento de Otros Activos Financieros	229.873.203
Incremento de Disponibilidades	229.873.203
Incremento de Bancos	229.873.203
Incremento de Cuentas por Cobrar a Corto Plazo	14.329.861
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	14.329.861
Disminución de Pasivos	1.602.130
Disminución de Cuentas y Efectos por Pagar	1.602.130
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.602.130
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.602.130
TOTAL	**4.445.286.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
24.794	Proyecto Integral Agropecuario.	Kilogramo	9.417.147	3.064.286.000	1.381.000.000			4.445.286.000
	TOTAL			3.064.286.000	1.381.000.000	0	0	4.445.286.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**53**	**414.484.818**
Profesional y Técnico	11	146.474.538
Administrativo	10	81.386.280
Obrero	32	186.624.000
Personal Contratado	**12**	**151.074.822**
Profesional y Técnico	4	56.088.000
Administrativo	2	32.400.000
Obrero	6	62.586.822
TOTAL	**65**	**565.559.640**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.563.508.700
4.02	Materiales, Suministros y Mercancías	1.087.733.798
4.03	Servicios no Personales	544.932.175
4.04	Activos Reales	619.123.973
4.05	Activos Financieros	244.203.064
4.07	Transferencias y Donaciones	114.985.160
4.08	Otros Gastos	269.197.000
4.11	Disminución de Pasivos	1.602.130
	TOTAL	**4.445.286.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.906.634.238**
Transferencias y Donaciones Corrientes	1.032.005.238
Del Sector Público	1.032.005.238
Transferencias Corrientes Internas Recibidas del Sector Público	1.032.005.238
De la República	1.032.005.238
Recursos Ordinarios	1.032.005.238
Venta de Bienes y Servicios de las Administraciones Publicas	2.120.709.000
Venta de Otros Bienes y Servicios	2.120.709.000
Otros Ingresos	753.920.000
Diversos Ingresos	753.920.000
B. Gastos Corrientes	**3.771.972.833**
Gastos de Consumo	3.577.447.673
Remuneraciones	1.563.508.700
Sueldos, Salarios y Otras Retribuciones	777.530.501
Beneficios y Complementos de Sueldos y Salarios	504.780.192
Aportes Patronales	59.736.901
Prestaciones Sociales y Otras Indemnizaciones	152.987.106
Asistencia Socioeconómica	45.674.000
Otros Gastos de Personal	22.800.000
Bienes y Servicios	1.632.665.973
Bienes de Consumo	1.087.733.798
Servicios no Personales	544.932.175
Depreciación y Amortización	189.657.000
Variación de Existencias	191.616.000
De Productos Terminados y Existencias	191.616.000

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
Otras Perdidas	79.540.000
Otras Pérdidas	79.540.000
Transferencias y Donaciones Corrientes	114.985.160
Al Sector Público	114.985.160
Transferencias Corrientes al Sector Público	114.985.160
A Instituciones de Protección Social Para Atender Beneficios de la Seguridad Social	114.985.160
C. Resultado Económico:Ahorro/(Desahorro)	**134.661.405**
II. Cuenta Capital	
A. Ingresos de Capital	**864.929.167**
Recursos Propios de Capital	515.934.405
Ahorro en la Cuenta Corriente	134.661.405
Disminución de Existencias	191.616.000
De Productos Terminados y Existencias	191.616.000
Incremento de la Depreciación y Amortización Acumuladas	189.657.000
Transferencias y Donaciones de Capital	348.994.762
Transferencias de Capital Recibidas del Sector Público	348.994.762
De la República	348.994.762
Recursos Ordinarios	348.994.762
B. Gastos de Capital	**619.123.973**
Inversión Real Directa	619.123.973
Formación Bruta de Capital Fijo	619.123.973
Maquinaria, Equipos y Otros Bienes Muebles	541.963.973
Construcciones de Bienes de Dominio Privado	77.160.000
C. Resultado Financiero:Superávit/(Déficit)	**245.805.194**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**245.805.194**
Superávit Financiero	245.805.194
B. Aplicaciones Financieras	**245.805.194**
Inversión Financiera	244.203.064
Incremento de Otros Activos Financieros	229.873.203
Incremento de Disponibilidades	229.873.203
Incremento de Bancos	229.873.203
Incremento de Cuentas por Cobrar a Corto Plazo	14.329.861
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	14.329.861
Disminución de Pasivos	1.602.130
Disminución de Cuentas y Efectos por Pagar	1.602.130
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.602.130
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.602.130

A0206

Asociación Civil Club de Sub Oficiales Profesionales de las Fuerzas Armadas (CLUSOFA)

ASOCIACIÓN CIVIL CLUB DE SUB OFICIALES PROFESIONALES DE LAS FUERZAS ARMADAS (CLUSOFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el Ejercicio Fiscal 2006 la Asociación Civil Club de Sub-Oficiales Profesionales de la Fuerza Armada Nacional (CLUSOFA), prevé dar continuidad a labor de promover la realización de actividades sociales y culturales, eventos deportivos e implementación de planes vacacionales.

Paralelamente, se propone llevar a cabo labores de mantenimiento mayor a las instalaciones de sus dos (2) sedes, ubicadas en Caracas y Maracay, optimizando la prestación de los servicios sociales que se brindan a los socios militares y a sus familiares directos y especiales.

Para el logro de sus objetivos, estima un Presupuesto que alcanza la cantidad de Bs. 8.494,0 millones, cuyo financiamiento proviene principalmente de la venta de servicios por Bs. 4.142.3,3 millones y de intereses por dinero en depósito Bs. 1.612,3 millones. Por otra parte, esta asociación civil prevé recibir transferencias del Ejecutivo Nacional por Bs. 2.015,0 millones, que financiarán el 23,7% de su Presupuesto.

El resto del financiamiento se conforma por recursos de capital por Bs. 170,3 millones e incremento de pasivos por Bs. 554,0 millones.

Como resultado de sus operaciones prevé un ahorro de Bs. 593,2 millones.

Respecto al nivel gastos, los corrientes se ubican en Bs. 7.256,0 millones, donde el rubro mas significativo lo constituye el correspondiente a los servicios no personales, debido al propósito de la misión de la institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**7.769.605.414**
Transferencias y Donaciones Corrientes	2.015.000.000
Del Sector Público	2.015.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.015.000.000
De la República	2.015.000.000
Recursos Ordinarios	2.015.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	4.142.316.497
Venta de Servicios	4.142.316.497
Otros Ingresos	1.612.288.917
Otros Ingresos Ordinarios	1.612.288.917
Ingresos de Capital	**170.327.083**
Recursos Propios de Capital	170.327.083
Incremento de la Depreciación y Amortización Acumuladas	170.327.083
Fuentes Financieras	**554.045.213**
Incremento de Pasivos	554.045.213
Incremento de Cuentas y Efectos por Pagar	388.291.213
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	321.590.213
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	321.590.213
Incremento de Otras Cuentas y Efectos por Pagar	66.701.000
Incremento de Otras Cuentas por Pagar a Corto Plazo	66.701.000
Incremento de Otros Pasivos	165.754.000
Incremento de Pasivos Diferidos a Corto Plazo	165.754.000
TOTAL	**8.493.977.710**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**7.255.974.333**
Gastos de Consumo	7.036.077.693
Remuneraciones	2.648.728.637
Sueldos, Salarios y Otras Retribuciones	965.093.399
Beneficios y Complementos de Sueldos y Salarios	1.281.521.947
Aportes Patronales	126.370.094
Prestaciones Sociales y Otras Indemnizaciones	208.052.897
Asistencia Socioeconómica	57.850.300
Otros Gastos de Personal	9.840.000
Bienes y Servicios	4.211.907.973
Bienes de Consumo	1.122.142.852
Servicios no Personales	3.089.765.121
Depreciación y Amortización	170.327.083
Provisiones y Otros Gastos	5.114.000
Cuentas Incobrables	410.000
Pérdidas de Inventario	4.704.000
Transferencias y Donaciones Corrientes	219.896.640
Al Sector Público	219.896.640
Transferencias Corrientes al Sector Público	219.896.640
A Instituciones de Protección Social Para Atender Beneficios de la Seguridad Social	219.896.640
Gastos de Capital	**890.330.293**
Inversión Real Directa	890.330.293
Formación Bruta de Capital Fijo	890.330.293
Edificios e Instalaciones	890.330.293
Aplicaciones Financieras	**347.673.084**
Inversión Financiera	211.441.084
Incremento de Otros Activos Financieros	175.441.084
Incremento de Disponibilidades	175.441.084
Incremento de Bancos	175.441.084
Incremento de Cuentas por Cobrar a Corto Plazo	36.000.000
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	36.000.000
Disminución de Pasivos	136.232.000
Disminución de Cuentas y Efectos por Pagar	9.930.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	9.930.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	9.930.000
Disminución de Otros Pasivos	126.302.000
Disminución de Provisiones y Reservas Técnicas	126.302.000
Disminución de Provisiones	126.302.000
Disminución de Provisiones Para Beneficios Sociales	126.302.000
TOTAL	**8.493.977.710**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
22499	Recreación Integral	Beneficiario	176.000	5.588.647.417	2.015.000.000			7.603.647.417
23085	Impermeabilización, Remodelación y Mejoras en el Deposito General y Cuarto de Maquinas	Metro Cuadrado	852	73.435.941				73.435.941
23299	Rediseño Total del Sistema Eléctrico del Clusofa Maracay	Sistemas	1	80.138.969				80.138.969
23353	Reacondicionamiento de las Canchas Deportivas del Clusofa	Metros Cuadrados	1.356	101.547.922				101.547.922
23397	Acondicionamiento y Mejoras de los Dormitorios Para el Personal Militar Plaza del Clusofa	Metros Cuadrados	400	44.259.344				44.259.344
23481	Sistematización de los Procesos de Información de las Áreas del Clusofa	Sistemas	1	126.449.615				126.449.615
23490	Remodelación Canchas de Bowling del Clusofa Maracay	Mantenimiento	1	464.498.502				464.498.502
	TOTAL			6.478.977.710	2.015.000.000			8.493.977.710

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**159**	**978.203.270**
Profesional y Técnico	17	141.015.205
Administrativo	37	215.892.745
Obrero	105	621.295.320
Personal Contratado	**32**	**157.530.000**
Profesional y Técnico	3	19.200.000
Administrativo	3	12.150.000
Obrero	26	126.180.000
TOTAL	**191**	**1.135.733.270**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.648.728.637
4.02	Materiales, Suministros y Mercancías	1.122.142.852
4.03	Servicios no Personales	3.089.765.121
4.04	Activos Reales	890.330.293
4.05	Activos Financieros	211.441.084
4.07	Transferencias y Donaciones	219.896.640
4.08	Otros Gastos	175.441.083
4.11	Disminución de Pasivos	136.232.000
	TOTAL	**8.493.977.710**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.769.605.414**
Transferencias y Donaciones Corrientes	2.015.000.000
Del Sector Público	2.015.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.015.000.000
De la República	2.015.000.000
Recursos Ordinarios	1.612.288.917
Venta de Bienes y Servicios de las Administraciones Publicas	4.142.316.497
Venta de Servicios	4.142.316.497
Otros Ingresos	1.612.288.917
Otros Ingresos Ordinarios	1.612.288.917
B. Gastos Corrientes	**7.176.444.333**
Gastos de Consumo	6.956.547.693
Remuneraciones	2.648.728.637
Sueldos, Salarios y Otras Retribuciones	965.093.399
Beneficios y Complementos de Sueldos y Salarios	1.281.521.947
Aportes Patronales	126.370.094
Prestaciones Sociales y Otras Indemnizaciones	208.052.897
Asistencia Socioeconómica	57.850.300
Otros Gastos de Personal	9.840.000
Bienes y Servicios	4.211.907.973
Bienes de Consumo	1.122.142.852
Servicios no Personales	3.089.765.121
Depreciación y Amortización	170.327.083
Provisiones y Otros Gastos	5.114.000
Cuentas Incobrables	410.000
Pérdidas de Inventario	4.704.000
Variación de Existencias	(79.530.000)
De Productos Terminados y Existencias	(79.530.000)
Transferencias y Donaciones Corrientes	219.896.640
Al Sector Público	219.896.640
Transferencias Corrientes al Sector Público	219.896.640
A Instituciones de Protección Social Para Atender Beneficios de la	219.896.640
Seguridad Social	219.896.640
C. Resultado Económico: Ahorro/(Desahorro)	**593.161.081**
II. Cuenta Capital	
A. Ingresos de Capital	**763.488.164**
Recursos Propios de Capital	763.488.164
Ahorro en la Cuenta Corriente	593.161.081
Incremento de la Depreciación y Amortización Acumuladas	170.327.083

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**969.860.293**
Inversión Real Directa	969.860.293
Formación Bruta de Capital Fijo	890.330.293
Edificios e Instalaciones	890.330.293
Incremento de Existencias	79.530.000
De Productos Terminados y Existencias	79.530.000
C. Resultado Financiero: Superávit/(Déficit)	**(206.372.129)**
III. Cuenta Financiera	
A. Fuentes Financieras	**554.045.213**
Incremento de Pasivos	554.045.213
Incremento de Cuentas y Efectos por Pagar	388.291.213
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	321.590.213
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	321.590.213
Incremento de Otras Cuentas y Efectos por Pagar	66.701.000
Incremento de Otras Cuentas por Pagar a Corto Plazo	66.701.000
Incremento de Otros Pasivos	165.754.000
Incremento de Pasivos Diferidos a Corto Plazo	165.754.000
B. Aplicaciones Financieras	**554.045.213**
Inversión Financiera	211.441.084
Incremento de Otros Activos Financieros	175.441.084
Incremento de Disponibilidades	175.441.084
Incremento de Bancos	175.441.084
Incremento de Cuentas por Cobrar a Corto Plazo	36.000.000
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	36.000.000
Disminución de Pasivos	136.232.000
Disminución de Cuentas y Efectos por Pagar	9.930.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	9.930.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	9.930.000
Disminución de Otros Pasivos	126.302.000
Disminución de Provisiones y Reservas Técnicas	126.302.000
Disminución de Provisiones	126.302.000
Disminución de Provisiones Para Beneficios Sociales	126.302.000
Déficit Financiero	206.372.129

A0404
Fundación Proyecto País

FUNDACIÓN PROYECTO PAÍS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Proyecto País, como Organismo adscrito al Ministerio de la Defensa, cuya esencia está enmarcada dentro de la misión constitucional encomendada a la Fuerza Armada Nacional, que establece su participación en el desarrollo nacional, ha asumido la responsabilidad institucional de gerenciar la acción social a ser ejecutada por el Sector Militar.

La Fundación desde sus inicios en el año 1999 ha venido avanzando progresivamente en la atención integral de la salud del venezolano, a través de los Comandos de la Guarnición (Teatros de Operación Social), dinámica que ha permitido proporcionar asistencia inmediata y puntual a la población más necesitada y en máxima exclusión social, mediante la cogestión y la acción conjunta de los diferentes organismos responsables del diseño y ejecución de actividades (Sociedad Civil- Fuerza Armada- Entes Públicos y Privados).

Bajo los postulados institucionales básicos, la Fundación ha establecido una serie de políticas destinadas a satisfacer el propósito para el cual fue creada, abarcando principalmente el área de salud, a este respecto sus directrices básicas se orientan a:

- Coadyuvar en alcanzar una nueva cultura social, que promueva la participación, eleve el autoestima y contribuya a reducir significativamente la deuda social acumulada.

- Cooperar, conjuntamente con otros entes, en la disminución de los principales indicadores sociales que caracterizan la pobreza y la marginalidad.

- Desarrollar proyectos con la finalidad de promocionar y contribuir, de manera eficiente, al logro de los objetivos estratégicos en el ámbito de la salud del venezolano.

Para dar continuidad a los objetivos planteados, la Fundación prevé para el Ejercicio Fiscal 2006 un presupuesto de Bs. 8.689,9 millones, financiado fundamentalmente con el aporte del Ejecutivo Nacional, recursos que se dirigirán al cumplimiento de las siguientes metas:

- Realizar 30 Jornadas de Atención Integral a la Salud del Venezolano.

- Proporcionar ayudas económicas a 432 personas beneficiarias del Proyecto de Asistencia Médica quirúrgica, brindar apoyo a la población de escasos recursos con prótesis, sillas de ruedas y tratamientos médicos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**8.689.900.000**
Transferencias y Donaciones Corrientes	8.189.900.000
Del Sector Público	8.189.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	8.189.900.000
De la República	8.189.900.000
Rentas de la Propiedad	500.000.000
Intereses	500.000.000
Intereses Internos	500.000.000
Intereses por Depósitos	500.000.000
TOTAL	**8.689.900.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**8.578.613.562**
Gastos de Consumo	5.181.813.562
Remuneraciones	4.462.296.807
Sueldos, Salarios y Otras Retribuciones	2.233.199.400
Beneficios y Complementos de Sueldos y Salarios	1.351.433.100
Aportes Patronales	184.280.244
Prestaciones Sociales y Otras Indemnizaciones	380.104.063
Asistencia Socioeconómica	21.000.000
Otros Gastos de Personal	292.280.000
Bienes y Servicios	719.516.755
Bienes de Consumo	487.457.819
Servicios no Personales	232.058.936
Transferencias y Donaciones Corrientes	3.396.800.000
Al Sector Privado	3.396.800.000
Donaciones Corrientes al Sector Privado	3.396.800.000
Donaciones a Personas	3.396.800.000
Gastos de Capital	**111.286.438**
Inversión Real Directa	111.286.438
Formación Bruta de Capital Fijo	102.981.480
Maquinaria, Equipos y Otros Bienes Muebles	102.981.480
Bienes Intangibles	8.304.958
TOTAL	**8.689.900.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
8035	Proyecto de Atención Integral Para la Salud del Venezolano	Jornada	30		1.500.000.000			1.500.000.000
8004	Proyecto de Asistencia Médico Quirúrgica	Persona Atendida	432		1.896.800.000			1.896.800.000
	TOTAL				3.396.800.000			3.396.800.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.462.296.807			4.462.296.807
03	Gestión Administrativa	500.000.000	330.803.193			830.803.193
	TOTAL	500.000.000	4.793.100.000			5.293.100.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Contratado	**282**	**2.233.199.400**
Directivo	4	78.000.000
Profesional y Técnico	199	1.753.752.000
Administrativo	72	366.368.538
Obrero	7	35.078.862
TOTAL	**282**	**2.233.199.400**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	4.462.296.807
4.02	Materiales, Suministros y Mercancías	487.457.819
4.03	Servicios no Personales	232.058.936
4.04	Activos Reales	111.286.438
4.07	Transferencias y Donaciones	3.396.800.000
	TOTAL	**8.689.900.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.689.900.000**
Transferencias y Donaciones Corrientes	8.189.900.000
Del Sector Público	8.189.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	8.189.900.000
De la República	8.189.900.000
Recursos Ordinarios	8.189.900.000
Rentas de la Propiedad	500.000.000
Intereses	500.000.000
Intereses Internos	500.000.000
Intereses por Depósitos	500.000.000
B. Gastos Corrientes	**8.578.613.562**
Gastos de Consumo	5.181.813.562
Remuneraciones	4.462.296.807
Sueldos, Salarios y Otras Retribuciones	2.233.199.400
Beneficios y Complementos de Sueldos y Salarios	1.351.433.100
Aportes Patronales	184.280.244
Prestaciones Sociales y Otras Indemnizaciones	380.104.063
Asistencia Socioeconómica	21.000.000
Otros Gastos de Personal	292.280.000
Bienes y Servicios	719.516.755
Bienes de Consumo	487.457.819
Servicios no Personales	232.058.936
Transferencias y Donaciones Corrientes	3.396.800.000
Al Sector Privado	3.396.800.000
Donaciones Corrientes al Sector Privado	3.396.800.000
Donaciones a Personas	3.396.800.000
C. Resultado Económico: Ahorro/(Desahorro)	**111.286.438**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**111.286.438**
Recursos Propios de Capital	111.286.438
Ahorro en la Cuenta Corriente	111.286.438
B. Gastos de Capital	**111.286.438**
Inversión Real Directa	111.286.438
Formación Bruta de Capital Fijo	102.981.480
Maquinaria, Equipos y Otros Bienes Muebles	102.981.480
Bienes Intangibles	8.304.958
C. Resultado Financiero: Equilibrado	

10
Ministerio de Educación y Deportes

A0049
Instituto Nacional de Deportes (IND)

INSTITUTO NACIONAL DE DEPORTE (IND)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de Deportes es un organismo social autónomo creado por Decreto Ley No. 164 de fecha 22 de junio de 1949, adscrito actualmente al Ministerio de Educación y Deportes, según lo prevé el Decreto con Rango y Fuerza de Ley No. 370 publicado en la Gaceta Oficial No. 5395 Extraordinario de fecha 25 de noviembre de 1999.

Tiene como misión ofrecer alternativas de acción que contribuyan a estimular, fomentar y dirigir el deporte venezolano, planificar, formular, proteger, supervisar y evaluar la gestión deportiva en todo el entorno geopolítico; masificar la actividad física para la salud en pro de una mejor calidad de vida; detectar talentos deportivos a través del fortalecimiento del deporte escolar; planificar adecuadamente el entrenamiento deportivo y usar racionalmente los recursos para optimizar el deporte de alta competencia en función de dar respuestas adecuadas a la relación de inversión y resultados deportivos.

El objetivo primordial de la Institución, es planificar, formular y coordinar la gestión deportiva, en función de dar respuesta adecuada a los requerimientos de la nación en cuanto a la Educación Física, al Deporte y a la Recreación.

El Presupuesto del IND esta conformado por 3 acciones centralizadas y 29 proyectos.

En lo que se ha denominado Acciones Centralizadas se encuentran todas aquellas actividades orientadas a brindar apoyo técnico- administrativo a los proyectos que ejecutan la razón de ser del IND, es decir, la gestión deportiva. Se contemplan los gastos orientados al recurso humano, de funcionamiento concretamente en administración y finanzas, en los conceptos de servicios básicos, materiales y suministros, entre otros. Así mismo, tenemos la promoción y difusión que tiene como principal propósito proyectar la imagen del IND a nivel nacional e internacional, a partir del desarrollo de los planes de comunicación, divulgación, relaciones publica y protocolo, así como del empleo efectivo de los mecanismos de captación, distribución y utilización de la información deportiva. Cabe resaltar que en estas acciones, se contemplan los recursos orientados a la cancelación de la incidencia generadas por la entrada en vigencia del plan de jubilaciones especiales aprobado en el año 2004 por el Ejecutivo Nacional, el cual benefició inicialmente a 2.169 personas y que se esta incrementando para el ejercicio fiscal 2006.

Es importante hacer mención a proyectos que por sus características e impacto social son relevantes para la política deportiva del nuevo socialismo del siglo XXI: Ciclo Olímpico, donde Venezuela participará en los Juegos Deportivos Suramericanos y los Centroamericanos, para afianzar al país al lugar de jerarquía deportiva regional; Simoncito Deportivo que no es otra cosa sino la incorporación de las disciplinas de Gimnasia, Ajedrez, Natación y Atletismo en los planteles de educación inicial de todo el país; Construcción de techados y reparaciones de canchas escolares y demás espacios deportivos en las comunidades en el ámbito nacional; con este proyecto se pretende optimizar los espacios deportivos para su adecuada utilización y mejorar el entrenamiento deportivo; Convenio de Cooperación Internacional, para brindar asistencia técnica deportiva entre Venezuela y Cuba además de mejorar la calidad de la actividad, Transformación Curricular de la Educación Física, donde se debe adecuar el currículo a las nuevas exigencias del Republicano que necesita el País; Ligas Deportivas Nacionales e Internacionales con el objeto de desarrollar las distintas disciplinas deportivas, con la finalidad de brindarle a nuestros atletas la oportunidad de ampliar las habilidades competitivas para formar parte de las selecciones nacionales; Copa América de Fútbol Venezuela 2007; donde por primera vez en la historia nuestro país será sede de tan magno evento, Asistencia Social e Integral a los Atletas de las Selecciones Nacionales; para asegurar los beneficios socioeconómicos dependiendo de su nivel técnico deportivo, Esperanzas Élites Olímpicas y Paralímpicas; para garantizar el nivel competitivo superior de los atletas olímpicos y paralímpicos, en competencias internacionales y juegos del ciclo olímpico; Universidad Iberoamericana y Caribeña del Deporte para formar, actualizar y capacitar el talento humano al servicio de la educación física, el deporte y la recreación, cuya identidad se reconozca por las actitudes, procedimientos, conceptos, valores y competencias éticamente responsables y comprometidas; Masificación y desarrollo de las actividades deportivas, recreativas y para la salud en Barrio Adentro en concordancia con la cooperación del sector con las misiones y tratar de satisfacer las necesidades de la gente, se establecen lineamientos para la masificación de la Cultura Física en todos los ámbitos político administrativos; Cogestión del Sector Deportivo por medio de la corresponsabilidad el ente rector y las

Federaciones deportivas, se pretende financiar gastos para la preparación, asistencia a eventos y gastos de funcionamiento, lo cual de da un sentido de responsabilidad en el seguimiento, control y evaluación de los mismos. Centro de Medicinas y Ciencias Aplicadas al Deporte este constituye un paso importante para romper los paradigmas existente en el país en relación a la actividad deportiva, permite emprender acciones médico-asistenciales preventivas y de educación sanitaria, así como la aplicación del método científico en el control y seguimiento del plan de preparación de los atletas, sirve de apoyo a los entrenadores en el proceso de planificación del proceso deportivo. Deporte Sectorial tiene como propósito atender a los diversos sectores y grupos poblacionales, quienes requieren una atención diferencial para el mejor desarrollo de sus potencialidades entre los cuales encontramos con el sector indígena, penitenciario, campesino, discapacitado entre otros. Educación y Cultura Deportiva para los Sectores Populares se pretende coadyuvar el fortalecimiento de las actividades deportivas , recreativas y para la salud en las diversas parroquias que conforman los municipios , a través de la organización comunitaria en los Consejos Deportivos Parroquiales para garantizar a todas las comunidades el derecho al deporte y la recreación. Juegos Deportivos Nacionales Escolares tienen como objetivo principal el desarrollo y consolidación de destrezas físicas y deportivas en el educando, que propicien la detección de nuevos talentos deportivos, además de garantizar la democratización, masificación y diversificación del deporte escolar a través de las competencias organizadas en forma sistemática. Recuperación de Pistas de Atletismo a Nivel Nacional, se intenta con este proyecto adecuar las pistas de atletismos a la normativa vigente para las competencias de alto rendimiento, ya que en los actuales momentos algunas entidades regionales poseen pistas que no tienen el material sintético adecuado para las practicas.

Para cumplir con este cometido en el Ejercicio Fiscal 2006, el presupuesto ingresos de IND se sitúa en Bs. 604.195,3 millones, discriminados en transferencias para financiar gastos corrientes del sector público por Bs. 602.030,0 millones y Bs. 2.165,0 millones de recursos de capital (depreciación).

El presupuesto de gastos asciende a Bs. 604.195,3 millones, distribuidos en gastos corrientes por Bs. 479.804,3 millones y gastos de capital Bs. 124.391,0 millones.

Los resultados económicos y financieros proyectados indican un ahorro por Bs. 122.226,0 millones y un equilibrio en cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**602.030.300.000**
Transferencias y Donaciones Corrientes	602.030.300.000
Del Sector Público	602.030.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	602.030.300.000
De la República	602.030.300.000
Ingresos de Capital	**2.165.000.000**
Recursos Propios de Capital	2.165.000.000
Incremento de la Depreciación y Amortización Acumuladas	2.165.000.000
TOTAL	**604.195.300.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**479.804.315.622**
Gastos de Consumo	304.826.665.054
Remuneraciones	82.611.115.260
Sueldos, Salarios y Otras Retribuciones	15.293.220.151
Beneficios y Complementos de Sueldos y Salarios	35.632.949.430
Aportes Patronales	4.107.904.500
Prestaciones Sociales y Otras Indemnizaciones	8.476.323.239
Asistencia Socioeconómica	18.693.259.940
Otros Gastos de Personal	407.458.000
Bienes y Servicios	220.050.549.794
Bienes de Consumo	45.268.150.415
Servicios no Personales	174.782.399.379
Depreciación y Amortización	2.165.000.000
Transferencias y Donaciones Corrientes	174.977.650.568
Al Sector Privado	155.022.296.527
Transferencias Corrientes al Sector Privado	145.627.899.792
Directas a Personas	50.134.922.196
Pensiones y Otros Beneficios Asociados	2.864.863.773
Jubilaciones y Otros Beneficios Asociados	45.722.058.423
Otras Transferencias Directas a Personas	1.548.000.000
Otras Transferencias Corrientes Internas al Sector Privado	95.492.977.596
Donaciones Corrientes al Sector Privado	9.394.396.735
Donaciones a Personas	2.076.100.000
Donaciones a Instituciones sin Fines de Lucro	7.318.296.735
Al Sector Público	19.935.354.041
Transferencias Corrientes al Sector Público	19.935.354.041
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	19.935.354.041
Al Sector Externo	20.000.000
Transferencias Corrientes al Exterior	20.000.000
A Instituciones sin Fines de Lucro	20.000.000
Gastos de Capital	**124.390.984.378**
Inversión Real Directa	124.390.984.378
Formación Bruta de Capital Fijo	124.390.984.378
Maquinaria, Equipos y Otros Bienes Muebles	124.390.984.378
TOTAL	**604.195.300.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
24910	Transformación Curricular de la Educación Física	Plan	1		3.470.000.000			3.470.000.000
25063	Centros Nacionales de Ciencias Aplicadas al Deporte (CENACADE)	Centro/equipo	25		30.000.000.000			30.000.000.000
26016	Ciclo Olímpico (Juegos Suramericanos de Bolivia y Centroamericanos de Colombia)	Apoyo	1.500		45.458.092.312			45.458.092.312
24654	Construcción II Etapa de las Residencias Mixtas	Obra	1		8.000.000.000			8.000.000.000
24714	Construcción y Reparación de los Centros Nacionales de Ciencias Aplicadas al Deporte (CENACADE)	Obra	4		2.197.000.000			2.197.000.000
25162	Juegos Deportivos Nacionales	Apoyo	2		4.000.000.000			4.000.000.000
24984	Ligas Deportivas Nacionales e Internacionales de Rendimiento	Apoyo	49		10.000.000.000			10.000.000.000
24896	Juegos Deportivos Nacionales Escolares	Alumno	2.007.639		8.000.000.000			8.000.000.000
24958	Deporte Profesional	Convenio	6		800.000.000			800.000.000
24776	Construcción y Reparación de los Espacios Deportivos de las Escuelas y Liceos Bolivarianos de Talentos	Obra	50		3.200.000.000			3.200.000.000
25295	Cogestión del Sector Deportivo	Apoyo	89		50.316.207.688			50.316.207.688
24825	Construcción del Techado y Reparación de Canchas Escolares y demás Espacios Deportivos en las Comunidades a Nivel Nacional	Reparación y Mantenimiento	120		9.400.000.000			9.400.000.000
25187	Esperanzas Elites Olímpicas y Paralímpicas	Apoyo	150		6.400.000.000			6.400.000.000
25278	Copa América de Fútbol Venezuela 2007	Reparación y Mantenimiento	8		86.000.000.000			86.000.000.000
25333	Asistencia Socio Integral a los Atleta y Exatleta	Apoyo	2.000		26.489.000.000			26.489.000.000
24818	Desarrollo y Fortalecimiento de la Educación Física y el Deporte Estudiantil	Niño Atendido	1.246.625		8.000.000.000			8.000.000.000
24942	Construcción, Reparación y Mantenimiento de Campos de Beisbol de Diversas Categorías a Nivel Nacional	Obra	5		2.000.000.000			2.000.000.000
24668	Masificación y Desarrollo de las Actividades Deportivas, Recreativas y Para la Salud en Barrio Adentro	Entidad Fortalecida	360		15.000.000.000			15.000.000.000
24772	Simoncito Deportivo	Niño Atendido	31.440		6.000.000.000			6.000.000.000

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
24987	Recuperación de Pistas de Atletismo a Nivel Nacional	Instalación	3		3.000.000.000			3.000.000.000
24762	III Juegos Deportivos Nacionales Municipales	Beneficiario	4.300		4.000.000.000			4.000.000.000
24609	Escuelas y Liceos Bolivarianos de Talentos Deportivos	Alumno Atendido	98.000		10.000.000.000			10.000.000.000
24964	Construcción, Reparación y Mantenimiento de los Centros de Alto Rendimiento	Obra	5		6.000.000.000			6.000.000.000
24796	Creación y Fortalecimiento de las Escuelas Comunitarias y Municipales de Iniciación Deportiva	Beneficiario	301.500		10.000.000.000			10.000.000.000
24835	Educación y Cultura Deportiva Para los Sectores Populares	Beneficiario	5.401.125		4.300.000.000			4.300.000.000
24707	Universidad Iberoamericana y Caribeña de la Actividad Física y el Deporte -Aldeas Universitarias	Actualización	80.000		4.000.000.000			4.000.000.000
24909	Deporte Sectorial	Beneficiario	1.500		4.000.000.000			4.000.000.000
24905	Construcción de Módulos de Entrenamiento Para la Iniciación en los Deportes de Combate en los Sectores Populares	Obra	10		3.000.000.000			3.000.000.000
24874	Convenio de Cooperación Internacional	Población Atendida	7.680.000		80.000.000.000			80.000.000.000
	TOTAL				453.030.300.000			453.030.300.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		78.275.643.393			78.275.643.393
02	Gestión Administrativa		22.137.434.411		2.165.000.000	24.302.434.411
03	Previsión y Protección Social		48.586.922.196			48.586.922.196
06	Otras					
	TOTAL		149.000.000.000		2.165.000.000	151.165.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**747**	**15.927.908.919**
Directivo	88	4.114.373.472
Profesional y Técnico	320	7.883.669.045
Administrativo	139	2.150.995.032
Obrero	200	1.778.871.370
Personal Contratado	**140**	**2.565.000.000**
Profesional y Técnico	140	2.565.000.000
TOTAL	**887**	**18.492.908.919**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**2.373**	**17.430.842.221**
Jubilado	2.234	16.648.060.441
Pensionado	139	782.781.780
Obrero	**537**	**2.609.820.000**
Jubilado	517	2.512.620.000
Pensionado	20	97.200.000
TOTAL	**2.910**	**20.040.662.221**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	82.611.115.260
4.02	Materiales, Suministros y Mercancías	45.268.150.415
4.03	Servicios no Personales	174.782.399.379
4.04	Activos Reales	124.390.984.378
4.07	Transferencias	174.977.650.568
4.08	Otros Gastos	2.165.000.000
	TOTAL	**604.195.300.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**602.030.300.000**
Transferencias y Donaciones Corrientes	602.030.300.000
Del Sector Público	602.030.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	602.030.300.000
De la República	602.030.300.000
B. Gastos Corrientes	**479.804.315.622**
Gastos de Consumo	304.826.665.054
Remuneraciones	82.611.115.260
Sueldos, Salarios y Otras Retribuciones	15.293.220.151
Beneficios y Complementos de Sueldos y Salarios	35.632.949.430
Aportes Patronales	4.107.904.500
Prestaciones Sociales y Otras Indemnizaciones	8.476.323.239
Asistencia Socioeconómica	18.693.259.940
Otros Gastos de Personal	407.458.000
Bienes y Servicios	220.050.549.794
Bienes de Consumo	45.268.150.415
Servicios no Personales	174.782.399.379
Depreciación y Amortización	2.165.000.000
Transferencias y Donaciones Corrientes	174.977.650.568
Al Sector Privado	155.022.296.527
Transferencias Corrientes al Sector Privado	145.627.899.792
Directas a Personas	50.134.922.196
Pensiones y Otros Beneficios Asociados	2.864.863.773
Jubilaciones y Otros Beneficios Asociados	45.722.058.423
Otras Transferencias Directas a Personas	1.548.000.000
Otras Transferencias Corrientes Internas al Sector Privado	95.492.977.596
Donaciones Corrientes al Sector Privado	9.394.396.735
Donaciones a Personas	2.076.100.000
Donaciones a Instituciones sin Fines de Lucro	7.318.296.735
Al Sector Público	19.935.354.041
Transferencias Corrientes al Sector Público	19.935.354.041
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	19.935.354.041
Al Sector Externo	20.000.000
Transferencias Corrientes al Exterior	20.000.000
A Instituciones sin Fines de Lucro	20.000.000
C. Resultado Económico :Ahorro	**122.225.984.378**
II. Cuenta Capital	
A. Ingresos de Capital	**124.390.984.378**
Recursos Propios de Capital	124.390.984.378
Ahorro en la Cuenta Corriente	122.225.984.378
Incremento de la Depreciación y Amortización Acumuladas	2.165.000.000
B. Gastos de Capital	**124.390.984.378**
Inversión Real Directa	124.390.984.378
Formación Bruta de Capital Fijo	124.390.984.378
Maquinaria, Equipos y Otros Bienes Muebles	124.390.984.378
C. Resultado Financiero: Equilibrado	

A0056

Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME)

INSTITUTO DE PREVISIÓN Y ASISTENCIA SOCIAL PARA EL PERSONAL DEL MINISTERIO DE EDUCACIÓN (IPASME)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (IPASME), tiene por objetivos brindar atención medica-odontológica, otorgar préstamos para viviendas, coordinar la actividad cultural y recreacional que contribuyen al bienestar social, mental y físico de los afiliados.

Para el ejercicio fiscal 2006, el IPASME a través de la nueva técnica de elaboración del presupuesto por Proyectos y Acciones Centralizadas formuló seis (6) Proyectos: "Concesión de Créditos"; "Atención Asistencial a los Afiliados y Beneficiarios"; "IPASME va a la Escuela"; "Atención Socio-Económica al Afiliado"; y "Asistencia Cultural, Recreativa Deportiva y Turística, a los Afiliados y Beneficiarios del IPASME", con los cuales pretende conceder 46.113 créditos (hipotecarios, personales, comerciales y vehículos); brindar atención médica directa e indirecta a 4.587.920 pacientes; atender 114.000 pacientes en las Escuelas Bolivarianas y las Comunidades; cancelar 34.816 Indemnizaciones y otorgar asistencia cultural, recreativa, deportiva y turística a 284.200 personas.

Para el logro de las metas dispone de un financiamiento de Bs. 1.046.479,1 millones, desagregados en aporte del Ejecutivo Nacional Bs. 403.804,7 millones (38,6%), ingresos propios 250.649,2 millones (24,0%), otros ingresos Bs. 58.605,7 millones (5,6%), recursos de capital Bs. 672,2 millones (0,1%) provenientes de la reserva de depreciación y Bs. 332.747,3 millones (31,7%) por transacciones con activos financieros.

Los recursos antes señalados financiarán una estructura presupuestaria constituida por gastos corrientes Bs. 393.363,6 millones (37,6%), inversión en activos fijos Bs. 63.360,6 millones (6,0%), inversión financiera Bs. 544.001,0 millones (52,0%) y aplicaciones financieras por Bs. 45.753,9 millones (4,4%).

El total del presupuesto está distribuido en proyectos Bs. 778.159,6 millones (74,4%) y acciones centralizadas Bs. 268.319,5 millones (25,6%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**713.059.704.775**
Transferencias y Donaciones Corrientes	403.804.687.638
Del Sector Público	403.804.687.638
Transferencias Corrientes Internas Recibidas del Sector Público	403.804.687.638
De la República	403.804.687.638
Ingresos no Tributarios	249.197.370.193
Ingresos por Aportes y Contribuciones a la Seguridad Social	249.197.370.193
Venta de Bienes y Servicios de las Administraciones Públicas	1.451.806.133
Venta de Servicios	1.451.806.133
Ingresos de Operación	5.095.047.000
Otros Ingresos de Operación	5.095.047.000
Rentas de la Propiedad	53.510.793.811
Intereses	53.276.149.124
Intereses Internos	53.276.149.124
Intereses por Préstamos	39.782.300.000
Intereses por Títulos-valores	13.493.849.124
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	234.644.687
Alquileres	234.644.687

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos de Capital	**54.621.933.957**
Recursos Propios de Capital	672.157.957
Incremento de la Depreciación y Amortización Acumuladas	672.157.957
Disminución de la Inversión Financiera	53.949.776.000
Recuperación de Préstamos de Largo Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	53.949.776.000
Del Sector Privado	53.949.776.000
Fuentes Financieras	**278.797.504.449**
Disminución de la Inversión Financiera	12.002.919.000
Disminución de Otros Activos Financieros	12.002.919.000
Disminución de Cuentas por Cobrar a Mediano y Largo Plazo	12.002.919.000
Disminución de Otras Cuentas por Cobrar a Mediano y Largo Plazo	12.002.919.000
Incremento de Pasivos	266.794.585.449
Incremento de Otros Pasivos	266.794.585.449
Incremento de Otros Pasivos a Mediano y Largo Plazo	266.794.585.449
TOTAL	**1.046.479.143.181**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**393.363.634.038**
Gastos de Consumo	355.906.782.164
Remuneraciones	240.661.133.454
Sueldos, Salarios y Otras Retribuciones	87.161.988.391
Beneficios y Complementos de Sueldos y Salarios	68.093.800.148
Aportes Patronales	8.523.060.866
Prestaciones Sociales y Otras Indemnizaciones	22.960.887.068
Asistencia Socioeconómica	15.381.034.052
Otros Gastos de Personal	38.540.362.929
Bienes y Servicios	114.573.490.753
Bienes de Consumo	25.217.113.628
Servicios no Personales	89.356.377.125
Depreciación y Amortización	672.157.957
Gastos de la Propiedad	2.863.396.449
Intereses	2.863.396.449
Intereses Internos	2.863.396.449
Intereses por Otros Financiamientos	2.863.396.449
Transferencias y Donaciones Corrientes	34.593.455.425
Al Sector Privado	34.593.455.425
Transferencias Corrientes al Sector Privado	34.593.455.425
Directas a Personas	34.243.455.425
Pensiones y Otros Beneficios Asociados	4.503.242.130
Jubilaciones y Otros Beneficios Asociados	13.821.824.809
Otras Transferencias Directas a Personas	15.918.388.486
A Instituciones sin Fines de Lucro	350.000.000
Gastos de Capital	**607.361.657.676**
Inversión Real Directa	63.360.657.676
Formación Bruta de Capital Fijo	63.360.657.676
Edificios e Instalaciones	13.921.739.130
Maquinaria, Equipos y Otros Bienes Muebles	38.665.005.503
Construcciones de Bienes de Dominio Privado	10.773.913.043
Inversión Financiera	544.001.000.000
Concesión de Préstamos a Corto Plazo	222.970.000.000
Al Sector Privado	222.970.000.000
Concesión de Préstamos a Largo Plazo	321.031.000.000
Al Sector Privado	321.031.000.000
Aplicaciones Financieras	**45.753.851.467**
Disminución de Pasivos	45.753.851.467
Disminución de Cuentas y Efectos por Pagar	20.022.805.045
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	19.022.805.045
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	19.022.805.045
Disminución de Otras Cuentas y Efectos por Pagar	1.000.000.000
Disminución de Obligaciones de Ejercicios Anteriores	1.000.000.000
Disminución de Otros Pasivos	25.731.046.422
Disminución de Provisiones y Reservas Técnicas	12.533.850.085
Disminución de Provisiones	12.533.850.085
Disminución de Provisiones Para Beneficios Sociales	12.533.850.085
Disminución de Otros Pasivos a Mediano y Largo Plazo	13.197.196.337
TOTAL	**1.046.479.143.181**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Concesión de Créditos	Financiamiento	46.113	292.888.306.940	257.007.571.018			549.895.877.958
002	Atención Asistencial a los Afiliados y Beneficiarios	Consultas	4.587.920	156.321.702.317	40.118.916.079			196.440.618.396
003	Ipasme va a la Escuela	Persona Atendida	114.000	186.144.385	203.545.541			389.689.926
004	Atención Socio - Económica al Afiliado	Ayudas	34.816	2.166.236.365	13.607.360.000			15.773.596.365
005	Asistencia Cultural, Recreativa, Deportiva y Turística, a los Afiliados y Beneficiarios del Ipasme	Persona Atendida	284.200	12.792.570.016	2.867.295.000			15.659.865.016
	TOTAL			464.354.960.023	313.804.687.638			778.159.647.661

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	94.994.988.033	60.300.000.000			155.294.988.033
02	Gestión Administrativa	71.527.282.591	22.500.000.000		672.157.957	94.699.440.548
03	Previsión y Protección Social	11.125.066.939	7.200.000.000			18.325.066.939
	TOTAL	177.647.337.563	90.000.000.000		672.157.957	268.319.495.520

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**8.003**	**57.158.849.760**
Directivo	206	3.506.919.516
Profesional y Técnico	1.781	17.344.244.508
Administrativo	2.444	15.049.855.596
Médico	422	4.235.565.816
Obrero	3.150	17.022.264.324
Personal Fijo a Tiempo Parcial	**1.100**	**5.741.539.020**
Médico	1.100	5.741.539.020
Personal Contratado	**2.221**	**15.898.137.245**
Directivo	77	962.548.068
Profesional y Técnico	317	2.352.669.769
Administrativo	375	2.564.490.768
Médico	445	2.919.935.248
Obrero	1.007	7.098.493.392
TOTAL	**11.324**	**78.798.526.025**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1.796**	**9.461.838.638**
Jubilado	1.229	6.678.599.847
Pensionado	567	2.783.238.791
Obrero	**1.085**	**5.198.214.913**
Jubilado	901	4.378.860.000
Pensionado	184	819.354.913
TOTAL	**2.881**	**14.660.053.551**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	240.661.133.454
4.02	Materiales, Suministros y Mercancías	25.217.113.628
4.03	Servicios no Personales	89.356.377.125
4.04	Activos Reales	63.360.657.676
4.05	Activos Financieros	544.001.000.000
4.07	Transferencias y Donaciones	34.593.455.425
4.08	Otros Gastos	3.535.554.406
4.11	Disminución de Pasivos	45.753.851.467
	TOTAL	**1.046.479.143.181**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**713.059.704.775**
Transferencias y Donaciones Corrientes	403.804.687.638
Del Sector Público	403.804.687.638
Transferencias Corrientes Internas Recibidas del Sector Público	403.804.687.638
De la República	403.804.687.638
Ingresos no Tributarios	249.197.370.193
Ingresos por Aportes y Contribuciones a la Seguridad Social	249.197.370.193
Venta de Bienes y Servicios de las Administraciones Públicas	1.451.806.133
Venta de Servicios	1.451.806.133
Ingresos de Operación	5.095.047.000
Otros Ingresos de Operación	5.095.047.000
Rentas de la Propiedad	53.510.793.811
Intereses	53.276.149.124
Intereses Internos	53.276.149.124
Intereses por Préstamos	39.782.300.000
Intereses por Títulos-valores	13.493.849.124
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	234.644.687
Alquileres	234.644.687
B. Gastos Corrientes	**393.363.634.038**
Gastos de Consumo	355.906.782.164
Remuneraciones	240.661.133.454
Sueldos, Salarios y Otras Retribuciones	87.161.988.391
Beneficios y Complementos de Sueldos y Salarios	68.093.800.148
Aportes Patronales	8.523.060.866
Prestaciones Sociales y Otras Indemnizaciones	22.960.887.068
Asistencia Socioeconómica	15.381.034.052
Otros Gastos de Personal	38.540.362.929
Bienes y Servicios	114.573.490.753
Bienes de Consumo	25.217.113.628
Servicios no Personales	89.356.377.125
Depreciación y Amortización	672.157.957
Gastos de la Propiedad	2.863.396.449
Intereses	2.863.396.449
Intereses Internos	2.863.396.449
Intereses por Otros Financiamientos	2.863.396.449
Transferencias y Donaciones Corrientes	34.593.455.425
Al Sector Privado	34.593.455.425
Transferencias Corrientes al Sector Privado	34.593.455.425
Directas a Personas	34.243.455.425
Pensiones y Otros Beneficios Asociados	4.503.242.130
Jubilaciones y Otros Beneficios Asociados	13.821.824.809
Otras Transferencias Directas a Personas	15.918.388.486
A Instituciones sin Fines de Lucro	350.000.000
C. Resultado Económico: Ahorro	**319.696.070.737**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**374.318.004.694**
Recursos Propios de Capital	320.368.228.694
Ahorro en la Cuenta Corriente	319.696.070.737
Incremento de la Depreciación y Amortización Acumuladas	672.157.957
Disminución de la Inversión Financiera	53.949.776.000
Recuperación de Préstamos de Largo Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	53.949.776.000
Del Sector Privado	53.949.776.000
B. Gastos de Capital	**607.361.657.676**
Inversión Real Directa	63.360.657.676
Formación Bruta de Capital Fijo	63.360.657.676
Edificios e Instalaciones	13.921.739.130
Maquinaria, Equipos y Otros Bienes Muebles	38.665.005.503
Construcciones de Bienes de Dominio Privado	10.773.913.043
Inversión Financiera	544.001.000.000
Concesión de Préstamos a Corto Plazo	222.970.000.000
Al Sector Privado	222.970.000.000
Concesión de Préstamos a Largo Plazo	321.031.000.000
Al Sector Privado	321.031.000.000
C. Resultado Financiero: Déficit	**233.043.652.982**
III. Cuenta Financiera	
A. Fuentes Financieras	**278.797.504.449**
Disminución de la Inversión Financiera	12.002.919.000
Disminución de Otros Activos Financieros	12.002.919.000
Disminución de Cuentas por Cobrar a Mediano y Largo Plazo	12.002.919.000
Disminución de Otras Cuentas por Cobrar a Mediano y Largo Plazo	12.002.919.000
Incremento de Pasivos	266.794.585.449
Incremento de Otros Pasivos	266.794.585.449
Incremento de Otros Pasivos a Mediano y Largo Plazo	266.794.585.449
B. Aplicaciones Financieras	**278.797.504.449**
Disminución de Pasivos	45.753.851.467
Disminución de Cuentas y Efectos por Pagar	20.022.805.045
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	19.022.805.045
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	19.022.805.045
Disminución de Otras Cuentas y Efectos por Pagar	1.000.000.000
Disminución de Obligaciones de Ejercicios Anteriores	1.000.000.000
Disminución de Otros Pasivos	25.731.046.422
Disminución de Provisiones y Reservas Técnicas	12.533.850.085
Disminución de Provisiones	12.533.850.085
Disminución de Provisiones Para Beneficios Sociales	12.533.850.085
Disminución de Otros Pasivos a Mediano y Largo Plazo	13.197.196.337
Déficit Financiero	233.043.652.982

A0129

Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)

SERVICIO NACIONAL AUTÓNOMO DE ATENCIÓN INTEGRAL A LA INFANCIA Y A LA FAMILIA (SENIFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Presupuesto de ingresos para el año 2006, es de **Doscientos Setenta y Tres Mil Trescientos Sesenta y Tres millones Novecientos Noventa y Tres Mil Seiscientos Setenta y Siete Bolívares Exactos (Bs. 273.363.993.677,00)** siendo el aporte de la República un monto de **Doscientos Setenta y Dos Mil Noventa y Nueve Millones Seiscientos Mil Bolívares (Bs.272.099.600.000,00)** a través del Ministerio de Educación y Deportes y por ingresos propios por un monto de un mil doscientos sesenta y cuatro millones trescientos noventa y tres mil seiscientos setenta y siete bolívares exactos (1.264.393.677,00) distribuidos de la siguiente manera:

1) Asignación presupuestaria a proyecto, por un monto de doscientos sesenta y siete mil trescientos cincuenta y cinco millones trescientos mil Bolívares exactos (Bs. 267.355.300.000,00).

2) Asignación presupuestaria a la acción centralizada, por un monto de cuatro mil setecientos cuarenta y cuatro millones trescientos mil exacto (Bs. 4.744.300.000,00).

3) Ingresos por rendimientos sobre depósitos a la vista, correspondiente al periodo enero-diciembre 2006, por un monto de cuatrocientos millones de bolívares exactos (Bs. 400.000.000,00).

4) Ingresos por incremento de la depreciación y amortización acumulada correspondiente al periodo enero-diciembre 2006 por un monto de ochocientos sesenta y cuatro millones trescientos noventa y tres mil seiscientos setenta y siete bolívares exactos (Bs.864.393.677,00)

Política de Gasto

La política de gasto esta orientada a garantizar el fortalecimiento y apoyo al proyecto denominado atención integral a niños y niñas de cero a seis años de edad, adolescentes y familia.

El presupuesto de gasto para el año 2006, asciende a la cantidad total de doscientos setenta y dos mil cuatrocientos noventa y nueve millones seiscientos mil bolívares exactos (Bs. 272.499.600.000,00), asignado al presupuesto por proyectos y acciones centralizadas y distribuidos de la siguiente forma:

Gastos de Personal:

Tiene un costo para el proyecto de ocho mil trescientos setenta y siete millones setecientos ochenta y ocho mil doscientos noventa y cuatro bolívares exactos (Bs. 8.377.788.294,00) y para la acción centralizada por un monto de dos mil ochocientos Dieciséis millones trescientos ochenta y cuatro mil setecientos veinte Bolívares exactos (Bs. 2.816.384.720,00), siendo el monto total para esa partida de once mil ciento noventa y cuatro millones ciento setenta y tres mil catorce bolívares exactos (Bs. 11.194.173.014,00), lo que representa un 4,09% del total anual de recursos presupuestados, cuya asignación incluye los gastos de personal mas las incidencias derivadas de la aplicación del salario y los demás compromisos laborales convenidos en los contratos colectivos de trabajo de los empleados de la administración publica y reforzamiento del personal contratado y supervisorio del programa hogain.

Materiales , suministros y Mercancías:

tiene una asignación para el proyecto de quinientos treinta y un millones setecientos setenta y cuatro mil seiscientos setenta y dos bolívares exactos (Bs. 531.774.672,00), y para la acción centralizada por un monto de doscientos cincuenta y cinco millones quinientos setenta mil novecientos setenta y ocho bolívares exactos (Bs. 255.570.978,00), siendo el monto total destinado a cubrir los gastos para el normal funcionamiento del servicio, de setecientos ochenta y siete millones trescientos cuarenta y cinco mil seiscientos cincuenta bolívares exactos (Bs. 787.345.650,00), cuyo monto equivale a 0,29% del presupuesto de gastos del SENIFA.

Servicios no Personales:

constituyen los gastos por diversos servicios tales como: Sistematización integral del SENIFA, alquileres, servicios básicos, publicidad, propaganda, imprenta y reproducción, viáticos, servicios profesionales y técnicos, entre otros gastos, los cuales tienen un costo para el proyecto de do mil trescientos veintiocho millones setecientos sesenta y dos mil ciento veinte bolívares exactos (Bs. 2.328.762.120,00), y para la acción centralizada de un mil setecientos setenta y tres millones trescientos cuarenta y cuatro mil trescientos dos bolívares exactos (Bs. 1.773.344.302,00) que alcanzan un monto total de cuatro mil ciento dos millones ciento tres mil cuatrocientos veintidos bolívares exactos (Bs. 4.102.103.422,00) el cual representa el 1,50% del total presupuestado.

Activos Reales:

Cuenta con una asignación para el proyecto de doscientos un millones de bolívares exactos 00), y para la acción centralizada por un monto de ciento noventa y nueve millones de bolívares exactos (Bs. 199.000.000,00) dando un monto total para esa partida de cuatrocientos millones de bolívares exactos (Bs. 400.000.000,00) equivalente al 0,15% del total de gastos presupuestados.

Transferencias:

Esta partida cuenta con una asignación total de doscientos cincuenta y seis mil quince millones novecientos setenta y cuatro mil novecientos catorce bolívares exactos (Bs. 256.015.974.914,00) que equivale a un 93,65% del total del presupuesto. contempla transferencias diversas que se distribuyen en el proyecto a través de las acciones especificas y las acciones centralizadas, de la siguiente manera:

1) Atención integral de niños y niñas de cero a seis años de edad por un monto de doscientos cuarenta y siete mil quinientos treinta y seis millones de bolívares exactos (Bs. 247.536.000.000,00). recursos que se utilizan para financiar las trasferencias a las ONG y asociaciones civiles que ejecutan el proyecto de atención integral, administrados por esta institución y para cubrir parte de los costos para atención de niños y niñas con necesidades especiales en el componente nutricional.

2) Dotación y redotación de hogares de atención integral, se le asigno un monto de seis mil ochocientos veintinueve millones novecientos setenta y cuatro mil novecientos catorce bolívares exactos (Bs. 6.829.974.914,00), para dotar y redotar los hogares familiares y comunitarios en el ámbito nacional.

3) El mantenimiento de la infraestructura para los hogares de atención integral tiene un monto de un millardos de bolívares exactos (Bs. 1.000.000.000,00) cuota asignada para mejorar y mantener la estructura de los HOGAIN.

4) Atención integral al núcleo familiar se le asigno una cuota de ciento cincuenta millones de bolívares exactos (Bs. 150.000.000,00) recursos que se transferirán a algunos entes ejecutores para la preparación de los refrigerios que se les dará a las familias que asisten a los talleres en su comunidad para estimular el desarrollo integral óptimo en el proceso de aprendizaje de los niños y niñas desde su concepción hasta los seis años de edad.

Así mismo se presupuestaron recursos por un monto total de quinientos millones de bolívares (Bs. 500.000.000,00) para cubrir solicitudes de ayudas de atención en otras modalidades y donaciones donde se distribuye para el proyecto un monto de cuatrocientos millones de bolívares exactos (Bs. 400.000.000,00) y en la acción centralizada por un monto de cien millones de bolívares exactos (Bs. 100.000.000,00).

Otros Gastos:

tiene una cuota por un monto de ochocientos sesenta y cuatro millones trescientos noventa y tres mil seiscientos setenta y siete bolivares exactos (Bs. 864.393.677,00) recursos asignado para cubrir gastos corrientes que incluyen depreciación y amortización de activo que equivale a un 0,32% del total de presupuesto.

Política de cobertura de los servicios a prestar por el organismo.

Para el año 2006 el SENIFA va a promover y desarrollar planes tendientes a fomentar la formación y protección de niños, niñas, adolescentes y a la familia así como la defensa y mejoramiento de la calidad de vida de estos, a través de su proyecto atención integral a niños y niñas de cero a seis años de edad, adolescentes y familia.

dirigir, coordinar y supervisar la ejecución del proyecto hogares de atención integral a niños y niñas (HOGAIN) en sus dos modalidades.

Generar, recopilar, centralizar, sistematizar, publicar y divulgar la información, referida al niño, niña, adolescente y la familia que el servicio obtenga, así como fomentar la participación de los sectores públicos en la realización de los mismos.

Apoyar y generar acciones en áreas referentes a la familia, adolescencia y sexualidad, capacitación y orientando a madres integrales, promotoras, mujeres embarazadas, niños, niñas, adolescentes y familias a través de talleres, cursos para fortalecer el desarrollo social, orientar y formar a núcleos familiares con la finalidad de mejorar la relación inter-familiar y garantizar el desarrollo integral del niño.

Ejercer todas aquellas otras funciones que le asigne el ministerio de educación y deportes en beneficio de la atención integral a la infancia y la familia.

los recursos presupuestados y disponibles nos permitirán atender 300.000 niños y niñas de cero a seis años en el ámbito nacional. así como efectuar mantenimiento de infraestructura, dotación y redotación a 24.323 HOGAIN, por otro lado se orientará y capacitará a 62.567 personas (madres integrales, embarazadas, niños, niñas, adolescentes y familias.)

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**272.499.600.000**
Transferencias y Donaciones Corrientes	272.099.600.000
Del Sector Público	272.099.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	272.099.600.000
De la República	272.099.600.000
Ingresos de Operación	400.000.000
Ingresos Financieros de Instituciones Financieras	400.000.000
Ingresos de Capital	**864.393.677**
Recursos Propios de Capital	864.393.677
Incremento de la Depreciación y Amortización Acumuladas	864.393.677
TOTAL	273.363.993.677

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**272.963.993.677**
Gastos de Consumo	16.948.018.763
Remuneraciones	11.194.173.014
Sueldos, Salarios y Otras Retribuciones	3.379.112.333
Beneficios y Complementos de Sueldos y Salarios	3.571.862.464
Aportes Patronales	259.704.543
Prestaciones Sociales y Otras Indemnizaciones	1.280.091.027
Asistencia Socioeconómica	2.703.402.647
Bienes y Servicios	4.889.452.072
Bienes de Consumo	787.345.650
Servicios no Personales	4.102.106.422
Depreciación y Amortización	864.393.677
Transferencias y Donaciones Corrientes	256.015.974.914
Al Sector Privado	256.015.974.914
Transferencias Corrientes al Sector Privado	255.515.974.914
Otras Transferencias Corrientes Internas al Sector Privado	255.515.974.914
Donaciones Corrientes al Sector Privado	500.000.000
Donaciones a Personas	500.000.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**400.000.000**
Inversión Real Directa	400.000.000
Formación Bruta de Capital Fijo	394.169.000
Maquinaria, Equipos y Otros Bienes Muebles	393.663.000
Construcciones de Bienes de Dominio Público	506.000
Bienes Intangibles	5.831.000
TOTAL	**273.363.993.677**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
28531	Atención Integral a Niños y Niñas de Cero a Seis Años de Edad, Adolescentes y Familia	Niños Atendidos	0		267.355.300.000			267.355.300.000
	TOTAL				267.355.300.000			267.355.300.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.876.985.022			2.876.985.022
02	Gestión Administrativa	400.000.000	1.867.314.978		864.393.677	3.131.708.655
	TOTAL	400.000.000	4.744.300.000		864.393.677	6.008.693.677

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**158**	**1.858.056.153**
Directivo	36	573.324.924
Profesional y Técnico	91	1.058.363.900
Administrativo	31	226.367.329
Personal Fijo a Tiempo Parcial	**1**	**2.663.041**
Profesional y Técnico	1	2.663.041
Personal Contratado	**200**	**2.000.000.000**
Directivo	42	621.273.426
Profesional y Técnico	112	1.066.568.524
Administrativo	46	312.158.050
TOTAL	**359**	**3.860.719.194**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	11.194.173.014
4.02	Materiales, Suministros y Mercancías	787.345.650
4.03	Servicios no Personales	4.102.106.422
4.04	Activos Reales	400.000.000
4.07	Transferencias y Donaciones	256.015.974.914
4.08	Otros Gastos	864.393.677
	TOTAL	**273.363.993.677**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**272.499.600.000**
Transferencias y Donaciones Corrientes	272.099.600.000
Del Sector Público	272.099.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	272.099.600.000
De la República	272.099.600.000
Ingresos de Operación	400.000.000
Ingresos Financieros de Instituciones Financieras	400.000.000
B. Gastos Corrientes	**272.963.993.677**
Gastos de Consumo	16.948.018.763
Remuneraciones	11.194.173.014
Sueldos, Salarios y Otras Retribuciones	3.379.112.333
Beneficios y Complementos de Sueldos y Salarios	3.571.862.464
Aportes Patronales	259.704.543
Prestaciones Sociales y Otras Indemnizaciones	1.280.091.027
Asistencia Socioeconómica	2.703.402.647
Bienes y Servicios	4.889.452.072
Bienes de Consumo	787.345.650
Servicios no Personales	4.102.106.422
Depreciación y Amortización	864.393.677
Transferencias y Donaciones Corrientes	256.015.974.914
Al Sector Privado	256.015.974.914
Transferencias Corrientes al Sector Privado	255.515.974.914
Otras Transferencias Corrientes Internas al Sector Privado	255.515.974.914
Donaciones Corrientes al Sector Privado	500.000.000
Donaciones a Personas	500.000.000
C. Resultado Económico: (Desahorro)	**(464.393.677)**
II. Cuenta Capital	
A. Ingresos de Capital	**400.000.000**
Recursos Propios de Capital	400.000.000
Desahorro en la Cuenta Corriente	(464.393.677)
Incremento de la Depreciación y Amortización Acumuladas	864.393.677
B. Gastos de Capital	**400.000.000**
Inversión Real Directa	400.000.000
Formación Bruta de Capital Fijo	394.169.000
Maquinaria, Equipos y Otros Bienes Muebles	393.663.000
Construcciones de Bienes de Dominio Público	506.000
Bienes Intangibles	5.831.000

A0135
Academia Nacional de Ciencias Económicas

ACADEMIA NACIONAL DE CIENCIAS ECONÓMICAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

POLITICA PRESUPUESTARIA

La Academia Nacional de Ciencias Económicas tiene como misión el desarrollo de las ciencias económicas y el estudio de la economía venezolana, promover, estimular y difundir trabajos de investigación de las ciencias económicas.

Entre las actividades principales de la Academia se destacan:

- Cooperación de la elaboración de lineamientos de la estrategia de desarrollo económico y social y del plan de la nación

- Opinar en la elaboración de proyectos de leyes en materia económica y formar una biblioteca de obras de Ciencias Económicas.

La Academia plantea para el año 2006 la realización de un proyecto denominado Centro de Documentación que tendrá como misión, recopilar, organizar, almacenar y difundir el acervo bibliográfico venezolano en materia económica, con el objetivo de ofrecer servicios de información a la comunidad académica, investigadores y especialistas, generar nuevos conocimientos y contribuir con el desarrollo del país.

El presupuesto de ingreso de la Academia se sitúa en Bs. 323,8 millones, discriminados en Bs. 310,6 millones del aporte del Ejecutivo Nacional (95.9%) Bs. 6,0 millones de ventas de bienes y servicios (1,3%) Bs. 4,2 Ingresos por Intereses (1,9%)y Bs. 3,0 por Recursos de Capital (depreciación) (0.9%).

El monto aprobado se desglosa de la siguiente manera: Acciones Centralizadas por Bs. 76.700.000 mientras que para el Proyecto Creación de un Centro de Documentación es de Bs. 233.900.000

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 279,7 millones y Bs. 44.1 millones a la adquisición de activos.

El ejercicio económico y financiero proyectado indica un ahorro de Bs. 41,1 millones en la cuenta corriente y resultado equilibrado en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**320.800.000**
Transferencias y Donaciones Corrientes	310.600.000
Del Sector Público	310.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	310.600.000
De la República	310.600.000
Venta de Bienes y Servicios de las Administraciones Publicas	4.200.000
Venta de Otros Bienes y Servicios	4.200.000
Rentas de la Propiedad	6.000.000
Intereses	6.000.000
Intereses Internos	6.000.000
Intereses por Depósitos	6.000.000
Ingresos de Capital	**3.000.000**
Recursos Propios de Capital	3.000.000
Incremento de la Depreciación y Amortización Acumuladas	3.000.000
TOTAL	**323.800.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**279.699.175**
Gastos de Consumo	279.699.175
Remuneraciones	141.149.175
Sueldos, Salarios y Otras Retribuciones	69.700.950
Beneficios y Complementos de Sueldos y Salarios	49.117.205
Aportes Patronales	5.720.226
Prestaciones Sociales y Otras Indemnizaciones	16.010.794
Asistencia Socioeconómica	600.000
Bienes y Servicios	135.550.000
Bienes de Consumo	31.668.975
Servicios no Personales	103.881.025
Depreciación y Amortización	3.000.000
Gastos de Capital	**44.100.825**
Inversión Real Directa	44.100.825
Formación Bruta de Capital Fijo	39.100.825
Maquinaria, Equipos y Otros Bienes Muebles	39.100.825
Bienes Intangibles	5.000.000
TOTAL	**323.800.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
24590	Creación de un Centro de Documentación	Usuarios Atendidos	3.500	4.200.000	233.900.000		6.000.000	244.100.000
	TOTAL			4.200.000	233.900.000		6.000.000	244.100.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
02	Gestión Administrativa		76.700.000		3.000.000	79.700.000
	TOTAL		76.700.000		3.000.000	79.700.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**6**	**44.446.200**
Profesional y Técnico	5	38.128.200
Obrero	1	6.318.000
Personal Contratado	**4**	**25.254.750**
Profesional y Técnico	2	23.574.750
Obrero	2	1.680.000
TOTAL	**10**	**69.700.950**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	141.149.175
4.02	Materiales, Suministros y Mercancías	31.668.975
4.03	Servicios no Personales	103.881.025
4.04	Activos Reales	44.100.825
4.08	Otros Gastos	3.000.000
	TOTAL	**323.800.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**320.800.000**
Transferencias y Donaciones Corrientes	310.600.000
Del Sector Público	310.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	310.600.000
De la República	310.600.000
Venta de Bienes y Servicios de las Administraciones Publicas	4.200.000
Venta de Otros Bienes y Servicios	4.200.000
Rentas de la Propiedad	6.000.000
Intereses	6.000.000
Intereses Internos	6.000.000
Intereses por Depósitos	6.000.000
B. Gastos Corrientes	**279.699.175**
Gastos de Consumo	279.699.175
Remuneraciones	141.149.175
Sueldos, Salarios y Otras Retribuciones	69.700.950
Beneficios y Complementos de Sueldos y Salarios	49.117.205
Aportes Patronales	5.720.226
Prestaciones Sociales y Otras Indemnizaciones	16.010.794
Asistencia Socioeconómica	600.000
Bienes y Servicios	135.550.000
Bienes de Consumo	31.668.975
Servicios no Personales	103.881.025
Depreciación y Amortización	3.000.000
C. Resultado Económico: Ahorro)	**41.100.825**
II. Cuenta Capital	
A. Ingresos de Capital	**44.100.825**
Recursos Propios de Capital	44.100.825
Ahorro en la Cuenta Corriente	41.100.825
Incremento de la Depreciación y Amortización Acumuladas	3.000.000
B. Gastos de Capital	**44.100.825**
Inversión Real Directa	44.100.825
Formación Bruta de Capital Fijo	39.100.825
Maquinaria, Equipos y Otros Bienes Muebles	39.100.825
Bienes Intangibles	5.000.000

A0136

Academia Nacional de Ciencias Física, Matemáticas y Naturales

ACADEMIA NACIONAL DE CIENCIAS FÍSICA, MATEMÁTICAS Y NATURALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Academia de Ciencias Físicas, Matemáticas y Naturales, ha estimado el Presupuesto para el ejercicio fiscal 2006, en **TRESCIENTOS SETENTA Y SIETE MILLONES SEISCIENTOS MIL BOLÍVARES EXACTOS (Bs. 377.600.000,00)**

Fuente de Financiamiento:	En Bolívares
Aporte del Ejecutivo Nacional MED	372.800.000
Recursos por Transacciones de capital (Depreciación)	4.800.000
TOTAL	**377.600.000**

POLÍTICA DE GASTOS:

Las estimaciones de gastos están dirigidas a atender los requerimientos para el funcionamiento de la Academia, con ligeros incrementos, considerando el efecto Inflacionario, y los nuevos proyectos previstos realizar durante el lapso presupuestado.

PARTIDA	DENOMINACIÓN	MONTO (Bs.)
4.01	Gastos de Personal	213.168.994
4.02	Materiales, Suministros y Mercancías	23.220.000
4.03	Servicios No Personales	126.411.006
4.04	Activos Reales	7.000.000
4.07	Transferencias y Donaciones	3.000.000
4.08	Otros Gastos	4.800.000
TOTAL		**377.600.000**

A continuación se muestra la distribución del gasto por Proyectos:

COD	DENOMINACIÓN	MONTO (Bs.)
25571	Enseñanza de las Ciencias basada en la Indagación	31.000.000,00
25601	Publicaciones Técnicas	32.800.000,00
25616	Digitalización de la Biblioteca	27.461.594,00
25674	Difusión y estímulo	55.838.406,00
TOTAL		**147.100.000,00**

ACCIONES CENTRALIZADAS	MONTO (Bs.)
Dirección y Coordinación	172.707.400
Gestión Administrativa	57.792.600
TOTAL	**230.500.000**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**372.800.000**
Transferencias y Donaciones Corrientes	372.800.000
Del Sector Público	372.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	372.800.000
De la República	372.800.000
Ingresos de Capital	**4.800.000**
Recursos Propios de Capital	4.800.000
Incremento de la Depreciación y Amortización Acumuladas	4.800.000
TOTAL	**377.600.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**370.600.000**
Gastos de Consumo	367.600.000
Remuneraciones	213.168.994
Sueldos, Salarios y Otras Retribuciones	78.808.000
Beneficios y Complementos de Sueldos y Salarios	103.204.240
Aportes Patronales	6.697.915
Prestaciones Sociales y Otras Indemnizaciones	24.458.839
Bienes y Servicios	149.631.006
Bienes de Consumo	23.220.000
Servicios no Personales	126.411.006
Depreciación y Amortización	4.800.000
Transferencias y Donaciones Corrientes	3.000.000
Al Sector Privado	3.000.000
Transferencias Corrientes al Sector Privado	3.000.000
Directas a Personas	3.000.000
Otras Transferencias Directas a Personas	3.000.000
Gastos de Capital	**7.000.000**
Inversion Real Directa	7.000.000
Formación Bruta de Capital Fijo	7.000.000
Maquinaria, Equipos y Otros Bienes Muebles	7.000.000
TOTAL	**377.600.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25571	Enseñanza de las Ciencias Basada en la Indagación	Informes	4		31.000.000			31.000.000
25601	Publicación y Difusión de Ejemplares	Ejemplar	2.500		32.800.000			32.800.000
25654	Difusión y Estimulo	Eventos	8		55.838.406			55.838.406
25601	Publicaciones Técnicas	Ejemplar	2.500		27.461.594			27.461.594
	TOTAL				147.100.000			147.100.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		172.707.400			172.707.400
02	Gestión Administrativa		52.992.600		4.800.000	57.792.600
	TOTAL		225.700.000		4.800.000	230.500.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**5**	**51.558.000**
Profesional y Técnico	1	18.720.000
Administrativo	2	12.558.000
Obrero	2	20.280.000
Personal Contratado	**5**	**27.250.000**
Profesional y Técnico	4	23.250.000
Administrativo	1	4.000.000
TOTAL	**10**	**78.808.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	213.168.994
4.02	Materiales, Suministros y Mercancías	23.220.000
4.03	Servicios no Personales	126.411.006
4.04	Activos Reales	7.000.000
4.07	Transferencias	3.000.000
4.08	Otros Gastos	4.800.000
	TOTAL	**377.600.000**

CAPITULO III
CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**372.800.000**
Transferencias y Donaciones Corrientes	372.800.000
Del Sector Público	372.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	372.800.000
De la República	372.800.000
B. Gastos Corrientes	**370.600.000**
Gastos de Consumo	367.600.000
Remuneraciones	213.168.994
Sueldos, Salarios y Otras Retribuciones	78.808.000
Beneficios y Complementos de Sueldos y Salarios	103.204.240
Aportes Patronales	6.697.915
Prestaciones Sociales y Otras Indemnizaciones	24.458.839
Bienes y Servicios	149.631.006
Bienes de Consumo	23.220.000
Servicios no Personales	126.411.006
Depreciación y Amortización	4.800.000
Transferencias y Donaciones Corrientes	3.000.000
Al Sector Privado	3.000.000
Transferencias Corrientes al Sector Privado	3.000.000
Directas a Personas	3.000.000
Otras Transferencias Directas a Personas	3.000.000
C. Resultado Económico: Ahorro	**2.200.000**
II. Cuenta Capital	
A. Ingresos de Capital	**7.000.000**
Recursos Propios de Capital	7.000.000
Ahorro en la Cuenta Corriente	2.200.000
Incremento de la Depreciación y Amortización Acumuladas	4.800.000
B. Gastos de Capital	**7.000.000**
Inversión Real Directa	7.000.000
Formación Bruta de Capital Fijo	7.000.000
Maquinaria, Equipos y Otros Bienes Muebles	7.000.000

A0137
Academia Nacional de Ciencias Políticas y Sociales

ACADEMIA NACIONAL DE CIENCIAS POLÍTICAS Y SOCIALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Presupuesto de la Academia de Ciencias políticas y Sociales, correspondiente al año 2006; se ha estimado en **SETECIENTOS VEINTINUEVE MILLONES QUINIENTOS OCHENTA MIL BOLÍVARES EXACTOS (Bs. 729.580.000,00)**

Fuente de Financiamiento:	**En Bolívares**
Aporte del Ejecutivo Nacional MED	721.000.000
Recursos por Transacciones de capital (Depreciación)	8.580.000
TOTAL	**729.580.000**

POLÍTICA DE GASTOS:

Para el año 2006, Las estimaciones de gastos están dirigidas a atender los requerimientos para el funcionamiento de la Academia, con ligeros incrementos, considerando el efecto Inflacionario y la realización, durante el lapso presupuestado, de los proyectos previstos.

PARTIDA	DENOMINACIÓN	MONTO (Bs.)
4.01	Gastos de Personal	367.643.353
4.02	Materiales, Suministros y Mercancías	23.988.217
4.03	Servicios No Personales	268.668.430
4.04	Activos Reales	57.700.000
4.07	Transferencias y Donaciones	3.000.000
4.08	Otros Gastos	8.580.000
TOTAL		**729.580.000**

A continuación se muestra la distribución del gasto por acciones centralizadas y proyectos:

COD	DENOMINACIÓN	MONTO (Bs.)
25785	Publicación de boletines y obras jurídicas	191.597.374
25790	Modernización Centro de Información	255.356.333
25806	Digitalización de revistas jurídicas	63.656.076
25815	Difusión y reconocimiento	27.790.217
TOTAL		**538.400.000**

ACCIONES CENTRALIZADAS	MONTO (Bs.)
Dirección y Coordinación	108.033.570
Gestión Administrativa	83.148.430
TOTAL	**191.180.000**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**721.000.000**
Transferencias y Donaciones Corrientes	721.000.000
Del Sector Público	721.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	721.000.000
De la República	721.000.000
Ingresos de Capital	**8.580.000**
Recursos Propios de Capital	8.580.000
Incremento de la Depreciación y Amortización Acumuladas	8.580.000
TOTAL	**729.580.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**671.880.000**
Gastos de Consumo	668.880.000
Remuneraciones	367.643.353
Sueldos, Salarios y Otras Retribuciones	179.839.455
Beneficios y Complementos de Sueldos y Salarios	124.522.107
Aportes Patronales	21.906.064
Prestaciones Sociales y Otras Indemnizaciones	40.075.727
Otros Gastos de Personal	1.300.000
Bienes y Servicios	292.656.647
Bienes de Consumo	23.988.217
Servicios no Personales	268.668.430
Depreciación y Amortización	8.580.000
Transferencias y Donaciones Corrientes	3.000.000
Al Sector Privado	3.000.000
Transferencias Corrientes al Sector Privado	3.000.000
Directas a Personas	3.000.000
Otras Transferencias Directas a Personas	3.000.000
Gastos de Capital	**57.700.000**
Inversión Real Directa	57.700.000
Formación Bruta de Capital Fijo	57.700.000
Maquinaria, Equipos y Otros Bienes Muebles	57.700.000
TOTAL	**729.580.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25785	Publicación de Boletines y Ediciones Jurídicas	Ejemplar	10.000		191.597.374			191.597.374
25790	Modernización del Centro de Información	Documento	60.000		255.356.333			255.356.333
25806	Digitalización e Revistas Jurídicas	Documento	20.000		63.656.076			63.656.076
25815	Difusión y Reconocimiento	Evento	10		27.790.217			27.790.217
	TOTAL				538.400.000			538.400.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		108.033.570			108.033.570
02	Gestión Administrativa		74.566.430		8.580.000	83.146.430
	Total		182.600.000		8.580.000	191.180.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**13**	**124.789.455**
Directivo	1	19.673.280
Profesional y Técnico	7	66.717.000
Administrativo	1	14.099.175
Obrero	4	24.300.000
Personal Contratado	**11**	**55.050.000**
Profesional y Técnico	7	39.300.000
Administrativo	4	15.750.000
TOTAL	**24**	**179.839.455**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	367.643.353
4.02	Materiales, Suministros y Mercancías	23.988.217
4.03	Servicios no Personales	268.668.430
4.04	Activos Reales	57.700.000
4.07	Transferencias y Donaciones	3.000.000
4.08	Otros Gastos	8.580.000
	TOTAL	**729.580.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**721.000.000**
Transferencias y Donaciones Corrientes	721.000.000
Del Sector Público	721.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	721.000.000
De la República	721.000.000
B. Gastos Corrientes	**671.880.000**
Gastos de Consumo	668.880.000
Remuneraciones	367.643.353
Sueldos, Salarios y Otras Retribuciones	179.839.455
Beneficios y Complementos de Sueldos y Salarios	124.522.107
Aportes Patronales	21.906.064
Prestaciones Sociales y Otras Indemnizaciones	40.075.727
Otros Gastos de Personal	1.300.000
Bienes y Servicios	292.656.647
Bienes de Consumo	23.988.217
Servicios no Personales	268.668.430
Depreciación y Amortización	8.580.000
Transferencias y Donaciones Corrientes	3.000.000
Al Sector Privado	3.000.000
Transferencias Corrientes al Sector Privado	3.000.000
Directas a Personas	3.000.000
Otras Transferencias Directas a Personas	3.000.000
C. Resultado Económico: Ahorro	**49.120.000**
II. Cuenta Capital	
A. Ingresos de Capital	**57.700.000**
Recursos Propios de Capital	57.700.000
Ahorro en la Cuenta Corriente	49.120.000
Incremento de la Depreciación y Amortización Acumuladas	8.580.000
B. Gastos de Capital	**57.700.000**
Inversión Real Directa	57.700.000
Formación Bruta de Capital Fijo	57.700.000
Maquinaria, Equipos y Otros Bienes Muebles	57.700.000

A0138
Academia Nacional de la Historia

ACADEMIA NACIONAL DE LA HISTORIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Academia Nacional de la Historia ha estimado el Presupuesto para el ejercicio fiscal 2006, en **DOS MIL DOSCIENTOS DIECIOCHO MILLONES TRESCIENTOS CINCUENTA Y NUEVE MIL NOVECIENTOS TREINTA Y SEIS BOLÍVARES EXACTOS (Bs. 1.218.359.936)**

Fuente de Financiamiento:	En Bolívares
Aporte del Ejecutivo Nacional	1.199.600.000
Recursos Propios	12.000.000
Recursos por Transacciones de capital (Depreciación)	6.759.936
TOTAL	**1.218.359.936**

POLÍTICA DE GASTOS:

Las estimaciones de gastos están dirigidas a atender los requerimientos para el funcionamiento de la Academia, con ligeros incrementos, considerando el efecto Inflacionario, y los nuevos proyectos previstos realizar durante el lapso presupuestado.

PARTIDA	DENOMINACIÓN	MONTO (Bs.)
4.01	Gastos de Personal	402.361.418
4.02	Materiales, Suministros y Mercancías	87.887.159
4.03	Servicios No Personales	525.342.723
4.04	Activos Reales	177.248.764
4.05	Activos Financieros	9.759.936
4.08	Otros Gastos	6.759.936
411.	Disminución de Pasivos	9.000.000
TOTAL		**1.218.359.936**

A continuación se muestra la distribución del gasto por Proyectos:

COD	DENOMINACIÓN	MONTO (Bs.)
23910	Difusión del Pensamiento Bolivariano 2006	175.001.631
23934	Fortalecimiento del Acervo Histórico como Apoyo a las Investigaciones socio-culturales en Venezuela	150.766.752
23795	Promoción y Fomento del Conocimiento Histórico de la Nación 2006	310.790.670
23852	Automatización para la Conservación y Organización de las Colecciones Documentales 2006	224.740.947
TOTAL		**861.300.000**

ACCIONES CENTRALIZADAS	MONTO (Bs.)
Dirección y Coordinación	148.463.023
Gestión Administrativa	208.596.913
TOTAL	**357.059.936**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.211.600.000**
Transferencias y Donaciones Corrientes	1.199.600.000
Del Sector Público	1.199.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.199.600.000
De la República	1.199.600.000
Venta de Bienes y Servicios de las Administraciones Publicas	12.000.000
Venta de Servicios	12.000.000
Ingresos de Capital	**6.759.936**
Recursos Propios de Capital	6.759.936
Incremento de la Depreciación y Amortización Acumuladas	6.759.936
TOTAL	**1.218.359.936**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.022.351.236**
Gastos de Consumo	1.022.351.236
Remuneraciones	402.361.418
Sueldos, Salarios y Otras Retribuciones	122.940.509
Beneficios y Complementos de Sueldos y Salarios	195.466.488
Aportes Patronales	12.048.980
Prestaciones Sociales y Otras Indemnizaciones	39.151.501
Asistencia Socioeconómica	22.362.606
Otros Gastos de Personal	10.391.334
Bienes y Servicios	613.229.882
Bienes de Consumo	87.887.159
Servicios no Personales	525.342.723
Depreciación y Amortización	6.759.936
Gastos de Capital	**177.248.764**
Inversión Real Directa	177.248.764
Formación Bruta de Capital Fijo	177.248.764
Maquinaria, Equipos y Otros Bienes Muebles	177.248.764
Aplicaciones Financieras	**18.759.936**
Inversión Financiera	9.759.936
Incremento de Otros Activos Financieros	9.759.936
Incremento de Disponibilidades	9.759.936
Incremento de Bancos	9.759.936
Disminución de Pasivos	9.000.000
Disminución de Cuentas y Efectos por Pagar	9.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	9.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	9.000.000
TOTAL	**1.218.359.936**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0023910	Difusión del Pensamiento Bolivariano-2006	Usuario Atendido	1.000		175.001.631			175.001.631
0023934	Fortalecimiento del Acervo Histórico Como Apoyo a las Investigaciones Socioculturales de Venezuela - 2006	Base de Dato	1		150.766.752			150.766.752
0023795	Promoción y Fomento del Conocimiento Histórico de la Nación -2006	Obra	20		310.790.670			310.790.670
0023852	Automatización Para la Conservación y Organización de la Colecciones Documentales-2006	Usuario Atendido	4.500		224.740.947			224.740.947
	TOTAL				861.300.000			861.300.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		148.463.023			148.463.023
02	Gestión Administrativa	12.000.000	189.836.977		6.759.936	208.596.913
	TOTAL		338.300.000		18.759.936	357.059.936

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**35**	**194.186.172**
Directivo	5	61.358.616
Profesional y Técnico	7	20.729.208
Administrativo	14	59.610.348
Obrero	9	52.488.000
TOTAL	**35**	**194.186.172**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	402.361.418
4.02	Materiales, Suministros y Mercancías	87.887.159
4.03	Servicios no Personales	525.342.723
4.04	Activos Reales	177.248.764
4.05	Activos Financieros	9.759.936
4.08	Otros Gastos	6.759.936
4.11	Disminución de Pasivos	9.000.000
	TOTAL	**1.218.359.936**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.211.600.000**
Transferencias y Donaciones Corrientes	1.199.600.000
Del Sector Público	1.199.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.199.600.000
De la República	1.199.600.000
Venta de Bienes y Servicios de las Administraciones Publicas	12.000.000
Venta de Servicios	12.000.000
B. Gastos Corrientes	**1.022.351.236**
Gastos de Consumo	1.022.351.236
Remuneraciones	402.361.418
Sueldos, Salarios y Otras Retribuciones	122.940.509
Beneficios y Complementos de Sueldos y Salarios	195.466.488
Aportes Patronales	12.048.980
Prestaciones Sociales y Otras Indemnizaciones	39.151.501
Asistencia Socioeconómica	22.362.606
Otros Gastos de Personal	10.391.334
Bienes y Servicios	613.229.882
Bienes de Consumo	87.887.159
Servicios no Personales	525.342.723
Depreciación y Amortización	6.759.936
C. Resultado Económico: Ahorro	**189.248.764**
II. Cuenta Capital	
A. Ingresos de Capital	**196.008.700**
Recursos Propios de Capital	196.008.700
Ahorro en la Cuenta Corriente	189.248.764
Incremento de la Depreciación y Amortización Acumuladas	6.759.936
B. Gastos de Capital	**177.248.764**
Inversión Real Directa	177.248.764
Formación Bruta de Capital Fijo	177.248.764
Maquinaria, Equipos y Otros Bienes Muebles	177.248.764
C. Resultado Financiero: Superávit	**18.759.936**
III. Cuenta Financiera	
A. Fuentes Financieras	**18.759.936**
Superávit Financiero	18.759.936
B. Aplicaciones Financieras	**18.759.936**
Inversión Financiera	9.759.936
Incremento de Otros Activos Financieros	9.759.936
Incremento de Disponibilidades	9.759.936
Incremento de Bancos	9.759.936
Disminución de Pasivos	9.000.000
Disminución de Cuentas y Efectos por Pagar	9.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	9.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	9.000.000

ACADEMIA VENEZOLANA DE LA LENGUA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Academia Nacional de la Lengua tiene como misión el mejoramiento del idioma y la difusión de bibliografía de autores venezolanos.

Entre las actividades principales de la Academia se destacan:

- Velar por la integridad, pureza y elegancia de la lengua castellana.

- Trabajar por la defensa y cultivo del idioma.

- Prestar colaboración a la Real Academia Española

El proyecto Publicaciones y Eventos de Difusión de la Academia tendrá como misión difundir a través de publicaciones todo lo relacionado al mejoramiento del idioma.

La academia preveé para el año 2006 la realización de un proyecto consistente en la publicación de 7.500 libros referente al mejoramiento del idioma español, para lo cual cuenta con Bs. 117,4 millones que representa el 50,3% del total de presupuesto y Bs. 116,2 millones a financiar acciones centralizadas que representa el 49,7%.

El presupuesto de ingreso de la Academia se sitúa en Bs. 233,6 millones , discriminados en Bs. 233,0 millones del aporte del Ejecutivo Nacional (99,7%) y Bs. 0,6 millones Recursos de Capital (0,3%) (depreciación).

La totalidad de los recursos antes indicados financiarán una estructura presupuestaria constituida por gastos corrientes de Bs. 209,5 millones y gastos de capital por Bs. 24,1 millones.

El ejercicio económico y financiero proyectado indica en la cuenta corriente un ahorro de Bs. 23,5 y un equilibrio en la cuenta capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**233.000.000**
Transferencias y Donaciones Corrientes	233.000.000
Del Sector Público	233.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	233.000.000
De la República	233.000.000
Ingresos de Capital	**600.000**
Recursos Propios de Capital	600.000
Incremento de la Depreciación y Amortización Acumuladas	600.000
TOTAL	**233.600.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**209.540.000**
Gastos de Consumo	209.540.000
Remuneraciones	65.111.087
Sueldos, Salarios y Otras Retribuciones	38.183.200
Beneficios y Complementos de Sueldos y Salarios	21.690.600
Aportes Patronales	1.606.176
Prestaciones Sociales y Otras Indemnizaciones	2.831.111
Asistencia Socioeconómica	800.000
Bienes y Servicios	143.828.913
Bienes de Consumo	34.453.130
Servicios no Personales	109.375.783
Depreciación y Amortización	600.000
Gastos de Capital	**24.060.000**
Inversion Real Directa	24.060.000
Formación Bruta de Capital Fijo	20.560.000
Maquinaria, Equipos y Otros Bienes Muebles	20.560.000
Bienes Intangibles	3.500.000
TOTAL	**233.600.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
24567	Publicaciones y Eventos de Difusion	Ejemplar	7.500	0	117.400.000	0	0	117.400.000
	TOTAL			0	117.400.000	0	0	117.400.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	0	0	0	0	0
02	Gestión Administrativa	0	115.600.000	0	600.000	116.200.000
	TOTAL	0	115.600.000	0	600.000	116.200.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1**	**12.480.000**
Profesional y Técnico	1	12.480.000
Personal Contratado	**2**	**9.703.200**
Administrativo	1	5.023.200
Obrero	1	4.680.000
TOTAL	**3**	**22.183.200**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	65.111.087
4.02	Materiales, Suministros y Mercancías	34.453.130
4.03	Servicios no Personales	109.375.783
4.04	Activos Reales	24.060.000
4.08	Otros Gastos	600.000
	TOTAL	**233.600.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**233.000.000**
Transferencias y Donaciones Corrientes	233.000.000
Del Sector Público	233.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	233.000.000
De la República	233.000.000
B. Gastos Corrientes	**209.540.000**
Remuneraciones	65.111.087
Sueldos, Salarios y Otras Retribuciones	38.183.200
Beneficios y Complementos de Sueldos y Salarios	21.690.600
Aportes Patronales	1.606.176
Prestaciones Sociales y Otras Indemnizaciones	2.831.111
Asistencia Socioeconómica	800.000
Bienes y Servicios	143.828.913
Bienes de Consumo	34.453.130
Servicios no Personales	109.375.783
Depreciación y Amortización	600.000
C. Resultado Económico:Ahorro	**23.460.000**
II. Cuenta Capital	
A. Ingresos de Capital	**24.060.000**
Recursos Propios de Capital	24.060.000
Ahorro en la Cuenta Corriente	23.460.000
Incremento de la Depreciación y Amortización Acumuladas	600.000
B. Gastos de Capital	**24.060.000**
Inversión Real Directa	24.060.000
Formación Bruta de Capital Fijo	20.560.000
Maquinaria, Equipos y Otros Bienes Muebles	20.560.000
Bienes Intangibles	3.500.000

A0140
Academia Nacional de la Medicina

ACADEMIA NACIONAL DE LA MEDICINA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Academia Nacional de Medicina ha estimado el Presupuesto para el ejercicio fiscal 2006, en **QUINIENTOS TREINTA Y TRES MILLONES CIEN MIL BOLÍVARES EXACTOS (Bs. 533.100.000,00)**

Fuente de Financiamiento:	En Bolívares
Aporte del Ejecutivo Nacional	525.900.000
Recursos por Transacciones de capital (Depreciación)	7.200.000
TOTAL	**533.100.000**

POLÍTICA DE GASTOS:

Las estimaciones de gastos están dirigidas a atender los requerimientos para el funcionamiento de la Academia, con ligeros incrementos, considerando el efecto Inflacionario, y los nuevos proyectos previstos realizar durante el lapso presupuestado.

PARTIDA	DENOMINACIÓN	MONTO (Bs.)
4.01	Gastos de Personal	250.540.000
4.02	Materiales, Suministros y Mercancías	32.180.000
4.03	Servicios No Personales	206.580.000
4.04	Activos Reales	36.600.000
4.08	Otros Gastos	7.200.000
TOTAL		**533.100.000**

A continuación se muestra la distribución del gasto por Proyectos:

COD	DENOMINACIÓN	MONTO (Bs.)
25492	Publicación de la Gaceta Médica de Caracas y otras obras	143.706.910
25531	Estudio de programas de Pre-grado de las Escuelas y facultades de Medicina	74.932.914
25511	Centro de Información Integral	105.460.176
TOTAL		**324.100.00**

ACCIONES CENTRALIZADAS	MONTO (Bs.)
Dirección y Coordinación	111.756.463
Gestión Administrativa	97.243.537
TOTAL	**209.000.000**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**525.900.000**
Transferencias y Donaciones Corrientes	525.900.000
Del Sector Público	525.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	525.900.000
De la República	525.900.000
Ingresos de Capital	**7.200.000**
Recursos Propios de Capital	7.200.000
Incremento de la Depreciación y Amortización Acumuladas	7.200.000
TOTAL	**533.100.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**496.500.000**
Gastos de Consumo	496.500.000
Remuneraciones	250.540.000
Sueldos, Salarios y Otras Retribuciones	117.568.500
Beneficios y Complementos de Sueldos y Salarios	89.395.877
Aportes Patronales	14.049.987
Prestaciones Sociales y Otras Indemnizaciones	29.525.636
Bienes y Servicios	238.760.000
Bienes de Consumo	32.180.000
Servicios no Personales	206.580.000
Depreciación y Amortización	7.200.000
Gastos de Capital	**36.600.000**
Inversión Real Directa	36.600.000
Formación Bruta de Capital Fijo	36.600.000
Maquinaria, Equipos y Otros Bienes Muebles	36.600.000
TOTAL	**533.100.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25492	Publicación de la Gaceta Medica de Caracas y Otras Obras	Ejemplar	2.700		143.706.910			143.706.910
25531	Estudio de Programas de Pre-Grado de las Escuelas y Facultades de Medicina	Documento	4		74.932.914			74.932.914
25511	Centro de Información Integral	Documento	6.000		105.460.176			105.460.176
	TOTAL				324.100.000			324.100.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		111.756.463			111.756.463
02	Gestión Administrativa		90.043.537		7.200.000	97.243.537
	TOTAL		201.800.000		7.200.000	209.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**9**	**67.888.500**
Profesional y Técnico	2	13.121.400
Administrativo	5	42.617.100
Obrero	2	12.150.000
Personal Fijo a Tiempo Parcial	**1**	**8.400.000**
Profesional y Técnico	1	8.400.000
Personal Contratado	**6**	**41.280.000**
Profesional y Técnico	1	9.900.000
Administrativo	5	31.380.000
TOTAL	**16**	**117.568.500**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

		PARTIDAS
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	250.540.000
4.02	Materiales, Suministros y Mercancías	32.180.000
4.03	Servicios no Personales	206.580.000
4.04	Activos Reales	36.600.000
4.08	Otros Gastos	7.200.000
	TOTAL	**533.100.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**525.900.000**
Transferencias y Donaciones Corrientes	525.900.000
Del Sector Público	525.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	525.900.000
De la República	525.900.000
B. Gastos Corrientes	**496.500.000**
Gastos de Consumo	496.500.000
Remuneraciones	250.540.000
Sueldos, Salarios y Otras Retribuciones	117.568.500
Beneficios y Complementos de Sueldos y Salarios	89.395.877
Aportes Patronales	14.049.987
Prestaciones Sociales y Otras Indemnizaciones	29.525.636
Bienes y Servicios	238.760.000
Bienes de Consumo	32.180.000
Servicios no Personales	206.580.000
Depreciación y Amortización	7.200.000
C. Resultado Económico: Ahorro	**29.400.000**
II. Cuenta Capital	
A. Ingresos de Capital	**36.600.000**
Recursos Propios de Capital	36.600.000
Ahorro en la Cuenta Corriente	29.400.000
Incremento de la Depreciación y Amortización Acumuladas	7.200.000
B. Gastos de Capital	**36.600.000**
Inversión Real Directa	36.600.000
Formación Bruta de Capital Fijo	36.600.000
Maquinaria, Equipos y Otros Bienes Muebles	36.600.000

A0323
Fundación de Edificaciones y Dotaciones Educativas
(FEDE)

FUNDACIÓN DE EDIFICACIONES Y DOTACIONES EDUCATIVAS (FEDE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación de Edificaciones y Dotaciones Educativas (FEDE), tiene como objetivo brindar el mantenimiento integral de la planta física educativa en los niveles de preescolar, básica, media diversificada y profesional y la modalidad de la educación especial y el respectivo equipamiento, así como la responsabilidad de la administración de los recursos destinados al pago de los servicios del sistema educativo y arrendamiento de planteles.

Para el ejercicio fiscal 2006, la Fundación a través de la nueva técnica de elaboración del Presupuesto por Proyecto y Acciones Centralizadas, formuló diecinueve (19) proyectos y tres (3) acciones centralizadas, estimando alcanzar las metas siguientes: construir 6.886 aulas de preescolar; brindar rehabilitación y mantenimiento a 2.391 escuelas; construir 638 Simoncitos; desarrollar 176 proyectos de planta física escolar; conservar 6.578 aulas educativas; dotar de materiales y equipos a 300 escuelas; ampliar y mejorar la educación inicial y básica en 100 escuelas a nivel nacional.

Para el logro de las metas dispone de un financiamiento de Bs. 648.749,7 millones, de los cuales Bs. 647.429,7 millones (99,8%) corresponden al Ejecutivo Nacional y recursos de capital Bs. 1.320,0 millones (0,2%), provenientes de la depreciación.

Los recursos antes señalados financiaran una estructura presupuestaria constituida por gastos corrientes de Bs. 101.962,8 millones (15,7%), inversión en activos fijos por Bs. 525.268,6 millones (81,0%) y aplicaciones financieras de Bs. 21.518,3 millones (3,3%).

El total del presupuesto está distribuido de la manera siguiente: Proyectos Bs. 624.922,4 millones (96,3%) y Acciones Centralizadas Bs. 23.827,3 millones (3,7%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**126.257.900.331**
Transferencias y Donaciones Corrientes	126.257.900.331
Del Sector Público	126.257.900.331
Transferencias Corrientes Internas Recibidas del Sector Público	126.257.900.331
De la República	126.257.900.331
Ingresos de Capital	**522.491.799.669**
Recursos Propios de Capital	1.320.000.000
Incremento de la Depreciación y Amortización Acumuladas	1.320.000.000
Transferencias y Donaciones de Capital	521.171.799.669
Donaciones de Capital Internas Recibidas del Sector Público	521.171.799.669
De la República	521.171.799.669
TOTAL	**648.749.700.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**101.962.786.994**
Gastos de Consumo	100.737.264.167
Remuneraciones	42.888.334.488
Sueldos, Salarios y Otras Retribuciones	19.369.350.399
Beneficios y Complementos de Sueldos y Salarios	3.113.563.533
Aportes Patronales	1.909.895.831
Prestaciones Sociales y Otras Indemnizaciones	7.901.169.426
Asistencia Socioeconómica	10.279.755.299
Otros Gastos de Personal	314.600.000
Bienes y Servicios	56.528.929.679
Bienes de Consumo	3.279.537.582
Servicios no Personales	53.249.392.097
Depreciación y Amortización	1.320.000.000
Transferencias y Donaciones Corrientes	1.225.522.827
Al Sector Privado	1.225.522.827
Transferencias Corrientes al Sector Privado	1.225.522.827
Directas a Personas	1.225.522.827
Pensiones y Otros Beneficios Asociados	307.690.613
Jubilaciones y Otros Beneficios Asociados	917.832.214
Gastos de Capital	**525.268.612.659**
Inversión Real Directa	525.268.612.659
Formación Bruta de Capital Fijo	524.409.517.926
Edificios e Instalaciones	1.382.979.516
Maquinaria, Equipos y Otros Bienes Muebles	84.411.558.655
Construcciones de Bienes de Dominio Privado	438.614.979.755
Bienes Intangibles	859.094.733
Aplicaciones Financieras	**21.518.300.347**
Disminución de Pasivos	21.518.300.347
Disminución de Cuentas y Efectos por Pagar	21.518.300.347
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	21.518.300.347
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	500.000.000
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	21.018.300.347
TOTAL	**648.749.700.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25854	Tramitación y Cancelación de los Servicios Básicos del Sistema Educativo	Centro/Equipo	32.757		60.026.603.886			60.026.603.886
25871	Rehabilitación de Edificaciones Escolares con Valor Patrimonial o que Representen un Icono para su Comunidad por ser un Punto de Referencia Social Histórico y Cultural.	Escuela	38		30.000.000.000			30.000.000.000
25878	Alquileres, Adquisiciones e Indemnizaciones de Inmuebles para uso Educativo y Otras Dependencias Administrativas Adscritas al MED.	Inmueble	340		10.000.000.000			10.000.000.000
27054	Construcción de Aulas de Preescolar	Aula	6.886		70.000.000.000			70.000.000.000
28043	Rehabilitación y Construcción de Escuelas de Educación Especial.	Escuela	231		25.000.000.000			25.000.000.000
25829	Mantenimiento Correctivo de la Edificación Educativa Ejecutado por Asociaciones Cooperativas	Escuela	132		10.000.000.000			10.000.000.000
25486	Rehabilitación de Escuelas para su Conversión en Bolivarianas	Escuela	1.085		60.000.000.000			60.000.000.000
25581	Investigación de Especificaciones Técnicas y Normativa de Mobiliario y Equipo Escolar.	Estudio	2	156.009.415				156.009.415
25584	Rehabilitación de Liceos para su Conversión en Bolivarianos	Escuela	836		50.000.000.000			50.000.000.000
25614	Atención de la Planta Física Educativa a Nivel Nacional e Inclusión al Sistema Educativo Bolivariano a través de Convenios Especiales con la Empresa Privada, las Gobernaciones, Alcaldías, Pdvsa y Empresas Filiales de Pdvsa	Escuela	6		7.000.000.000			7.000.000.000
25631	Construcción de Simoncitos	Escuela	638		30.000.000.000			30.000.000.000
25676	Desarrollo de Proyectos de Reforzamiento Estructural y de Rehabilitación Integral de Edificios Educativos	Proyecto	28		1.277.886.710			1.277.886.710
25687	Elaboración de Proyectos de Ingeniería de Detalle de Nuevas Construcciones, Ampliaciones y Remodelaciones de Edificaciones Educativas	Proyecto	148		5.000.000.000			5.000.000.000
25698	Conservación y Mantenimiento Preventivo de Edificaciones Educativas Construidas o Rehabilitadas Integralmente, Ejecutado por las Comunidades Organizadas, a través de las Estructuras establecidas en los Reglamentos de Comunidades Educativas, Mesas TI	Aula	6.578		10.360.499.989			10.360.499.989

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25745	Construcción, Ampliación y Mejoras de Escuelas Indígenas ubicadas en los Estados Amazonas, Anzoategui, Apure, Bolívar, Delta Amacuro, Monagas, Sucre y Zulia.	Escuela	312		20.000.000.000			20.000.000.000
25780	Adecuación y Reforzamiento Estructural de Edificaciones Escolares Altamente Vulnerables ante la Amenaza Sísmica	Escuela	40		25.000.000.000			25.000.000.000
25797	Rehabilitación y Ampliación de Escuelas de los distintos Niveles Educativos, en el Ámbito Nacional	Escuela	69		80.000.000.000			80.000.000.000
25488	Ampliación y Mejoramiento de la Educación Inicial y Básica de Jornada Completa y Atención Integral – BID	Escuela	100				88.025.000.000	88.025.000.000
25693	Dotación de Mobiliario Escolar y Equipos a Planteles de los Distintos Niveles Educativos	Escuela	300		45.076.400.000			45.076.400.000
	TOTAL			156.009.415	538.741.390.585		86.025.000.000	624.922.400.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		12.831.972.248			12.831.972.248
02	Gestión Administrativa		8.449.804.925		1.320.000.000	9.769.804.925
03	Previsión y Protección Social		1.225.522.827			1.225.522.827
	TOTAL		22.507.300.000		1.320.000.000	23.827.300.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**446**	**7.474.104.576**
Directivo	59	1.863.289.212
Profesional y Técnico	279	4.531.139.832
Administrativo	108	1.079.675.532
Personal Contratado	**749**	**9.215.516.208**
Profesional y Técnico	749	9.215.516.208
TOTAL	**1.195**	**16.689.620.784**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	39	**477.447.696**
Jubilado	28	368.121.988
Pensionado	11	109.325.708
TOTAL	**39**	**477.447.696**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	42.888.334.488
4.02	Materiales, Suministros y Mercancías	3.279.537.582
4.03	Servicios no Personales	53.249.392.097
4.04	Activos Reales	525.268.612.659
4.07	Transferencias y Donaciones	1.225.522.827
4.08	Otros Gastos	1.320.000.000
4.11	Disminución de Pasivos	21.518.300.347
	TOTAL	**648.749.700.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**126.257.900.331**
Transferencias y Donaciones Corrientes	126.257.900.331
Del Sector Público	126.257.900.331
Transferencias Corrientes Internas Recibidas del Sector Público	126.257.900.331
De la República	126.257.900.331
B. Gastos Corrientes	**101.962.786.994**
Gastos de Consumo	100.737.264.167
Remuneraciones	42.888.334.488
Sueldos, Salarios y Otras Retribuciones	19.369.350.399
Beneficios y Complementos de Sueldos y Salarios	3.113.563.533
Aportes Patronales	1.909.895.831
Prestaciones Sociales y Otras Indemnizaciones	7.901.169.426
Asistencia Socioeconómica	10.279.755.299
Otros Gastos de Personal	314.600.000
Bienes y Servicios	56.528.929.679
Bienes de Consumo	3.279.537.582
Servicios no Personales	53.249.392.097
Depreciación y Amortización	1.320.000.000
Transferencias y Donaciones Corrientes	1.225.522.827
Al Sector Privado	1.225.522.827
Transferencias Corrientes al Sector Privado	1.225.522.827
Directas a Personas	1.225.522.827
Pensiones y Otros Beneficios Asociados	307.690.613
Jubilaciones y Otros Beneficios Asociados	917.832.214
C. Resultado Económico: Ahorro	**24.295.113.337**
II. Cuenta Capital	
A. Ingresos de Capital	**546.786.913.006**
Recursos Propios de Capital	25.615.113.337
Ahorro en la Cuenta Corriente	24.295.113.337
Incremento de la Depreciación y Amortización Acumuladas	1.320.000.000
Transferencias y Donaciones de Capital	521.171.799.669
Donaciones de Capital Internas Recibidas del Sector Público	521.171.799.669
De la República	521.171.799.669
B. Gastos de Capital	**525.268.612.659**
Inversión Real Directa	525.268.612.659
Formación Bruta de Capital Fijo	524.409.517.926
Edificios e Instalaciones	1.382.979.516
Maquinaria, Equipos y Otros Bienes Muebles	84.411.558.655
Construcciones de Bienes de Dominio Privado	438.614.979.755
Bienes Intangibles	859.094.733
C. Resultado Financiero: Superávit	**21.518.300.347**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**21.518.300.347**
Superávit Financiero	21.518.300.347
B. Aplicaciones Financieras	**21.518.300.347**
Disminución de Pasivos	21.518.300.347
Disminución de Cuentas y Efectos por Pagar	21.518.300.347
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	21.518.300.347
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	500.000.000
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	21.018.300.347

A0387

Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)

FUNDACIÓN CENTRO NACIONAL PARA EL MEJORAMIENTO DE LA ENSEÑANZA DE LA CIENCIA (CENAMEC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el Ejercicio Fiscal 2006, la Fundación Centro Nacional para el Mejoramiento de la Enseñanza de las Ciencias CENAMEC, prevee continuar dirigiendo sus proyectos al fortalecimiento de los métodos y medios de enseñanzas para el aprendizaje de las ciencia y las tecnologías en la Educación Bolivariana, a través de los Proyectos:

- La Enseñanza de la Ciencia en la Educación Bolivariana,
- El Ambiente en la Educación Bolivariana y
- Materiales Educativos Didácticos Innovadores en Ciencia y Tecnologías.

Asimismo, continuamos durante este año, con el apoyo a la Misión Robinsón II con la actividad del cierre del Proyecto, realizando la cancelación de las cuentas por pagar y una transferencia de recursos a la Fundación Samuel Robinsón.

El monto del presupuesto estimado en el plan de inversión del MED para el ejercicio fiscal 2006, asciende a la cantidad de CINCO MIL SEISCIENTOS DIECINUEVE MILLONES NOVECIENTOS SESENTA Y OCHO MIL TRESCIENTOS TREINTA Y CINCO BOLÍVARES (Bs. 5.619.968.335,00), conformado de la manera siguiente: FUNDACIÓN CENAMEC Bs. 3.937.385.200 y Misión Robinsón II Bs. 1.682.583.135,00.

Con la asignación presupuestaria aprobada por el Ejecutivo Nacional y con las economías arrojadas al cierre del ejercicio estimado inmediato, atenderá un universo aproximado de 4.340 docentes y 380 miembros de la comunidad de los estados Distrito Capital, Lara, Monagas, Delta Amacuro, Trujillo, Sucre, Yaracuy, Zulia, Vargas, Anzoátegui, Carabobo, Guárico, Miranda, Falcón, Amazonas, Bolívar, Táchira, Barinas, Apure, y Merida, a través del proyecto "La Enseñanza de la Ciencia en la Educación Bolivariana", esperando sean multiplicadores del conocimiento integral de la ciencia en beneficio de 26.060 docentes y 127.000 estudiantes con la aplicación de 759 acciones educativa entre, cursos, talleres, seguimientos, conferencias, exposiciones, entre otras.

Finalmente, es nuestro propósito beneficiar al niño, niña, joven adolescente y publico en general de nuestro país, a nivel nacional con materiales educativos didácticos, innovadores y pertinentes que afiancen aun mas el conocimiento adquirido, y lograr así el interés del lector.

Siendo nuestro fin ultimo formar individuos integrales, activos participes en sus comunidades, en la toma de decisiones, con sentido de pertenencia y valoración de nuestros recursos naturales, respeto y práctica de valores democráticos, donde docentes y alumnos adquieran una cultura científica y se conviertan en protagonistas responsables dentro de sus comunidades, capaces de contribuir a la solución de problemas locales, tanto dentro como fuera del ámbito escolar.

A continuación los recursos asignados a las Acciones Centralizadas y los Proyectos:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas:	**4.129.138.739**
Proyectos:	**1.490.829.596**
0025114-La Enseñanza de la Ciencia en la Educación Bolivariana	1.032.458.049
0025198-El Ambiente en la Educación Bolivariana	338.968.005
0025330-Materiales Didácticos Innovadores en Ciencia y Tecnologías	119.403.542
TOTAL	**5.619.968.335**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.179.417.806**
Transferencias y Donaciones Corrientes	3.143.500.000
Del Sector Privado	30.000.000
Donaciones Corrientes Internas Recibidas del Sector Privado	30.000.000
De Empresas Privadas	30.000.000
Del Sector Público	3.113.500.000
Transferencias Corrientes Internas Recibidas del Sector Público	3.113.500.000
De la República	3.113.500.000
Venta de Bienes y Servicios de las Administraciones Publicas	8.400.000
Venta de Servicios	8.400.000
Rentas de la Propiedad	27.517.806
Intereses	27.517.806
Intereses Internos	27.517.806
Intereses por Depósitos	27.517.806
Ingresos de Capital	**30.000.000**
Recursos Propios de Capital	30.000.000
Incremento de la Depreciación y Amortización Acumuladas	30.000.000
Fuentes Financieras	**2.410.550.529**
Disminución de la Inversión Financiera	2.410.550.529
Disminución de Otros Activos Financieros	2.410.550.529
Disminución de Disponibilidades	2.410.550.529
Disminución de Caja	2.410.550.529
TOTAL	**5.619.968.335**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**4.562.621.647**
Gastos de Consumo	3.700.836.615
Remuneraciones	2.960.930.589
Sueldos, Salarios y Otras Retribuciones	1.169.791.573
Beneficios y Complementos de Sueldos y Salarios	576.106.136
Aportes Patronales	198.701.439
Prestaciones Sociales y Otras Indemnizaciones	276.197.607
Asistencia Socioeconómica	281.364.784
Otros Gastos de Personal	458.769.050
Bienes y Servicios	709.906.026
Bienes de Consumo	285.770.384
Servicios no Personales	424.135.642
Depreciación y Amortización	30.000.000
Transferencias y Donaciones Corrientes	861.785.032
Al Sector Público	861.785.032
Transferencias Corrientes al Sector Público	861.785.032
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	861.785.032
Gastos de Capital	**21.250.000**
Inversión Real Directa	21.250.000
Formación Bruta de Capital Fijo	21.250.000
Maquinaria, Equipos y Otros Bienes Muebles	21.250.000
Aplicaciones Financieras	**1.036.096.688**
Disminución de Pasivos	1.036.096.688
Disminución de Cuentas y Efectos por Pagar	1.036.096.688
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.036.096.688
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.036.096.688
TOTAL	**5.619.968.335**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0025114	La Enseñanza de la Ciencia en la Educación Bolivariana	Taller / Curso	596	35.917.806	748.964.700		247.575.543	1.032.458.049
0025198	El Ambiente en la Educación Bolivariana	Taller / Curso	81		297.035.300		41.932.705	338.968.005
0025330	Materiales Didácticos Innovadores en Ciencia y Tecnologías	Libros	8				119.403.542	119.403.542
	TOTAL			35.917.806	1.046.000.000		408.911.790	1.490.829.596

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.969.185.402			1.969.185.402
02	Gestión Administrativa		98.314.598		2.061.638.739	2.159.953.337
03	Previsión y Protección Social					0
	TOTAL		2.067.500.000		2.061.638.739	4.129.138.739

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**88**	**954.199.095**
Directivo	13	303.188.178
Profesional y Técnico	27	293.318.635
Administrativo	24	155.986.262
Docente	13	138.650.069
Obrero	11	63.055.951
Personal Contratado	**53**	**205.592.478**
Profesional y Técnico	1	13.600.000
Administrativo	2	11.016.000
Docente	50	180.976.478
TOTAL	**141**	**1.159.791.573**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.960.930.589
4.02	Materiales, Suministros y Mercancías	285.770.384
4.03	Servicios no Personales	424.135.642
4.04	Activos Reales	21.250.000
4.07	Transferencias y Donaciones	861.785.032
4.08	Otros Gastos	30.000.000
4.11	Disminución de Pasivos	1.036.096.688
	TOTAL	**5.619.968.335**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.179.417.806**
Transferencias y Donaciones Corrientes	3.143.500.000
Del Sector Privado	30.000.000
Donaciones Corrientes Internas Recibidas del Sector Privado	30.000.000
De Empresas Privadas	30.000.000
Del Sector Público	3.113.500.000
Transferencias Corrientes Internas Recibidas del Sector Público	3.113.500.000
De la República	3.113.500.000
Venta de Bienes y Servicios de las Administraciones Publicas	8.400.000
Venta de Servicios	8.400.000
Rentas de la Propiedad	27.517.806
Intereses	27.517.806
Intereses Internos	27.517.806
Intereses por Depósitos	27.517.806
B. Gastos Corrientes	**4.562.621.647**
Gastos de Consumo	3.700.836.615
Remuneraciones	2.960.930.589
Sueldos, Salarios y Otras Retribuciones	1.169.791.573
Beneficios y Complementos de Sueldos y Salarios	576.106.136
Aportes Patronales	198.701.439
Prestaciones Sociales y Otras Indemnizaciones	276.197.607
Asistencia Socioeconómica	281.364.784
Otros Gastos de Personal	458.769.050
Bienes y Servicios	709.906.026
Bienes de Consumo	285.770.384
Servicios no Personales	424.135.642
Depreciación y Amortización	30.000.000
Transferencias y Donaciones Corrientes	861.785.032
Al Sector Público	861.785.032
Transferencias Corrientes al Sector Público	861.785.032
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	861.785.032
C. Resultado Económico: Desahorro	**(1.383.203.841)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**(1.353.203.841)**
Recursos Propios de Capital	(1.353.203.841)
Desahorro en la Cuenta Corriente	(1.383.203.841)
Incremento de la Depreciación y Amortización Acumuladas	30.000.000
B. Gastos de Capital	**21.250.000**
Inversión Real Directa	21.250.000
Formación Bruta de Capital Fijo	21.250.000
Maquinaria, Equipos y Otros Bienes Muebles	21.250.000
C. Resultado Financiero: Déficit	**(1.374.453.841)**
III. Cuenta Financiera	
A. Fuentes Financieras	**2.410.550.529**
Disminución de la Inversión Financiera	2.410.550.529
Disminución de Otros Activos Financieros	2.410.550.529
Disminución de Disponibilidades	2.410.550.529
Disminución de Caja	2.410.550.529
B. Aplicaciones Financieras	**2.410.550.529**
Disminución de Pasivos	1.036.096.688
Disminución de Cuentas y Efectos por Pagar	1.036.096.688
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.036.096.688
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.036.096.688
Resultado Financiero: Déficit	1.374.453.841

A0409

Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)

FUNDACIÓN MEDIOS AUDIOVISUALES AL SERVICIO DE LA EDUCACIÓN (EDUMEDIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA) a establecido un presupuesto en función a la producción y presentación de un proyecto, además del reestablecimiento de convenios y el establecimiento de nuevos convenios, así como también a otras actividades relativas al posicionamiento de EDUMEDIA. El presupuesto de la Fundación asciende a Bs. 2.017.278.848 distribuido de la siguiente manera: Bs. 1.967.700.000,00 correspondientes a las transferencias del sector público y Bs. 49.578.848,00 como recursos de capital proveniente de la depreciación, los cuales están orientados a difundir y apoyar el proyecto de educación en todo el territorio Nacional, para estimular la creación, expansión, administración y difusión del conocimiento en los ámbitos de la educación convencional y no convencional.

A continuación cuadro resumen de los recursos asignados a la acciones Centralizadas y los Proyectos:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas:	**918.878.848**
Proyecto:	**1.098.400.000**
23785-Producciones Audiovisuales	1.098.400.000
TOTAL	**2.017.278.848**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.967.700.000**
Transferencias y Donaciones Corrientes	1.967.700.000
Del Sector Público	1.967.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.967.700.000
De los Entes Descentralizados sin Fines Empresariales	1.967.700.000
Ingresos de Capital	**49.578.848**
Recursos Propios de Capital	49.578.848
Incremento de la Depreciación y Amortización Acumuladas	49.578.848
TOTAL	**2.017.278.848**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.935.278.848**
Gastos de Consumo	1.935.278.848
Remuneraciones	986.420.000
Sueldos, Salarios y Otras Retribuciones	484.626.018
Beneficios y Complementos de Sueldos y Salarios	262.299.614
Aportes Patronales	15.688.298
Prestaciones Sociales y Otras Indemnizaciones	108.549.874
Asistencia Socioeconómica	95.064.752
Otros Gastos de Personal	20.191.444
Bienes y Servicios	899.280.000
Bienes de Consumo	114.880.000
Servicios no Personales	784.400.000
Depreciación y Amortización	49.578.848
Gastos de Capital	**82.000.000**
Inversión Real Directa	82.000.000
Formación Bruta de Capital Fijo	82.000.000
Maquinaria, Equipos y Otros Bienes Muebles	82.000.000
TOTAL	**2.017.278.848**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
23785	Producciones Audiovisuales	Comunicaciones	3.665		1.098.400.000			1.098.400.000
	TOTAL				1.098.400.000			1.098.400.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		703.600.000			703.600.000
02	Gestión Administrativa		165.700.000		49.578.848	215.278.848
	TOTAL		869.300.000		49.578.848	918.878.848

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**14**	**811.042.444**
Directivo	2	308.356.312
Profesional y Técnico	6	268.893.510
Administrativo	5	222.007.422
Obrero	1	11.785.200
Personal Fijo a Tiempo Parcial	**1**	**10.905.556**
Administrativo	1	10.905.556
Personal Contratado	**21**	**164.472.000**
Profesional y Técnico	15	94.560.000
Administrativo	6	69.912.000
TOTAL	**36**	**986.420.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	986.420.000
4.02	Materiales, Suministros y Mercancías	114.880.000
4.03	Servicios no Personales	784.400.000
4.04	Activos Reales	82.000.000
4.08	Otros Gastos	49.578.848
	TOTAL	**2.017.278.848**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.967.700.000**
Transferencias y Donaciones Corrientes	1.967.700.000
Del Sector Público	1.967.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.967.700.000
De los Entes Descentralizados sin Fines Empresariales	1.967.700.000
B. Gastos Corrientes	**1.935.278.848**
Gastos de Consumo	1.935.278.848
Remuneraciones	986.420.000
Sueldos, Salarios y Otras Retribuciones	484.626.018
Beneficios y Complementos de Sueldos y Salarios	262.299.614
Aportes Patronales	15.688.298
Prestaciones Sociales y Otras Indemnizaciones	108.549.874
Asistencia Socioeconómica	95.064.752
Otros Gastos de Personal	20.191.444
Bienes y Servicios	899.280.000
Bienes de Consumo	114.880.000
Servicios no Personales	784.400.000
Depreciación y Amortización	49.578.848
C. Resultado Económico: Ahorro	**32.421.152**
II. Cuenta Capital	
A. Ingresos de Capital	**82.000.000**
Recursos Propios de Capital	82.000.000
Ahorro en la Cuenta Corriente	32.421.152
Incremento de la Depreciación y Amortización Acumuladas	49.578.848
B. Gastos de Capital	**82.000.000**
Inversión Real Directa	82.000.000
Formación Bruta de Capital Fijo	82.000.000
Maquinaria, Equipos y Otros Bienes Muebles	82.000.000

A0410
Fundación Bolivariana de Informática y Telemática
(FUNDABIT)

FUNDACIÓN BOLIVARIANA DE INFORMÁTICA Y TELEMÁTICA (FUNDABIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La **Fundación Bolivariana de Informática y Telemática (FUNDABIT)** ha estimado el Presupuesto para el ejercicio fiscal 2006, en NOVENTA Y CINCO **MIL SEISCIENTOS NOVENTA UN MILLONES SETENTA MIL BOLÍVARES EXACTOS (Bs. 95.691.070.000)**

INGRESOS	EN BOLÍVARES
Aportes del Ejecutivo Nacional	93.947.070.000
Disminución de Caja y Bancos	1.011.200.000
Depreciación	68.800.000
Otros ingresos	664.000.000
Total	**95.691.070.000**

En cuanto a Gastos por Partidas se tiene previsto:

EGRESOS	EN BOLÍVARES
401 Gastos de Personal	2.596.000.000
402 Materiales, Suministros y Mercancías	980.540.000
403 Servicios No Personales	1.862.200.000
404 Activos Reales	90.166.330.000
408 Otros Gastos	68.800.000
411 Disminución de Pasivos	17.200.000
Total	**95.691.070.000**

A continuación se muestra la distribución del gasto por Proyectos:

COD	DENOMINACIÓN	MONTO (Bs.)
23744	Propuesta de ley de Informática Educativa	130.000.000
25843	Oficina de Apoyo Comunitario	217.000.000
23906	Centro Nacional de Producción de Software Educativo	430.000.000
24198	Red Nacional de Actualización Docente Mediante el uso de las Tecnologías de la Información y la Comunicación (Renadit)	1.481.740.000
24386	Infobit en la Radio	84.000.000
24870	Revista Infobit	440.000.000
24915	Centros Bolivarianos de Informática y Telemática (cbit)	76.008.720.000
25052	Instalación de Celdas Solares en Escuelas Dependientes del med Ubicadas en Zonas de Difícil Acceso	1.735.400.000
25078	Creación de Centros Interactivos Multimedia	1.849.810.000
25094	Creación y Puesta en Marcha de 4 Movil Cbit	600.000.000
25111	Diversificar los Servicios en Formato web a Docentes, Alumnos, Comunidad de Padres y Representantes através del Portal Educativo Nacional	600.000.000
25129	Creación de una red wan Para los Cbit a Nivel Nacional	10.370.400.000
Total		**93.947.070.000**

ACCIONES CENTRALIZADAS	MONTO (Bs.)
Dirección y Coordinación	568.000.000
Gestión Administrativa	1.176.000.000
TOTAL	**1.744.000.000**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**94.611.070.000**
Transferencias y Donaciones Corrientes	94.491.070.000
Del Sector Público	94.491.070.000
Transferencias Corrientes Internas Recibidas del Sector Público	94.491.070.000
De la República	94.491.070.000
Rentas de la Propiedad	120.000.000
Intereses	120.000.000
Intereses Internos	120.000.000
Intereses por Depósitos	120.000.000
Ingresos de Capital	**68.800.000**
Recursos Propios de Capital	68.800.000
Incremento de la Depreciación y Amortización Acumuladas	68.800.000
Fuentes Financieras	**1.011.200.000**
Disminución de la Inversión Financiera	1.011.200.000
Disminución de Otros Activos Financieros	1.011.200.000
Disminución de Disponibilidades	1.011.200.000
Disminución de Bancos	1.011.200.000
TOTAL	**95.691.070.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**5.507.540.000**
Gastos de Consumo	5.507.540.000
Remuneraciones	2.596.000.000
Sueldos, Salarios y Otras Retribuciones	988.800.000
Beneficios y Complementos de Sueldos y Salarios	514.100.000
Aportes Patronales	74.700.000
Prestaciones Sociales y Otras Indemnizaciones	310.600.000
Asistencia Socioeconómica	12.000.000
Otros Gastos de Personal	695.800.000
Bienes y Servicios	2.842.740.000
Bienes de Consumo	980.540.000
Servicios no Personales	1.862.200.000
Depreciación y Amortización	68.800.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**90.166.330.000**
Inversión Real Directa	90.166.330.000
Formación Bruta de Capital Fijo	90.166.330.000
Maquinaria, Equipos y Otros Bienes Muebles	90.166.330.000
Aplicaciones Financieras	**17.200.000**
Disminución de Pasivos	17.200.000
Disminución de Cuentas y Efectos por Pagar	17.200.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	17.200.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	17.200.000
TOTAL	**95.691.070.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
23744	Propuesta de ley de Informática Educativa	Proyectos	1		130.000.000			130.000.000
25843	Oficina de Apoyo Comunitario	Persona Atendida	2.500		217.000.000			217.000.000
23906	Centro Nacional de Producción de Software Educativo	Centros/Equipos	1		430.000.000			430.000.000
24198	Red Nacional de Actualización Docente Mediante el uso de las Tecnologías de la Información y la Comunicación (Renadit)	Capacitación	36.000		1.481.740.000			1.481.740.000
24386	Infobit en la Radio	Programas	50		84.000.000			84.000.000
24870	Revista Infobit	Ejemplar	6		440.000.000			440.000.000
24915	Centros Bolivarianos de Informática y Telemática (cbit)	Centros/Equipos	600		76.008.720.000			76.008.720.000
25052	Instalación de Celdas Solares en Escuelas Dependientes del med Ubicadas en Zonas de Difícil Acceso	Instalaciones	253		1.735.400.000			1.735.400.000
25078	Creación de Centros Interactivos Multimedia	Centros/equipos	14		1.849.810.000			1.849.810.000
25094	Creación y Puesta en Marcha de 4 Movil Cbit	Unidades	4		600.000.000			600.000.000
25111	Diversificar los Servicios en Formato web a Docentes, Alumnos, Comunidad de Padres y Representantes através del Portal Educativo Nacional	Publicaciones	180		600.000.000			600.000.000
25129	Creación de una red wan Para los Cbit a Nivel Nacional	Centros/equipos	600		10.370.400.000			10.370.400.000
	TOTAL				93.947.070.000			93.947.070.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	568.000.000				568.000.000
02	Gestión Administrativa	1.176.000.000				1.176.000.000
	TOTAL	1.744.000.000				1.744.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Contratado	**90**	**988.800.000**
Directivo	10	300.000.000
Profesional y Técnico	80	688.800.000
TOTAL	**90**	**988.800.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.596.000.000
4.02	Materiales, Suministros y Mercancías	980.540.000
4.03	Servicios no Personales	1.862.200.000
4.04	Activos Reales	90.166.330.000
4.08	Otros Gastos	68.800.000
4.11	Disminución de Pasivos	17.200.000
	TOTAL	**95.691.070.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**94.611.070.000**
Transferencias y Donaciones Corrientes	94.491.070.000
Del Sector Público	94.491.070.000
Transferencias Corrientes Internas Recibidas del Sector Público	94.491.070.000
De la República	94.491.070.000
Rentas de la Propiedad	120.000.000
Intereses	120.000.000
Intereses Internos	120.000.000
Intereses por Depósitos	120.000.000
B. Gastos Corrientes	**5.507.540.000**
Remuneraciones	2.596.000.000
Sueldos, Salarios y Otras Retribuciones	988.800.000
Beneficios y Complementos de Sueldos y Salarios	514.100.000
Aportes Patronales	74.700.000
Prestaciones Sociales y Otras Indemnizaciones	310.600.000
Asistencia Socioeconómica	12.000.000
Otros Gastos de Personal	695.800.000
Bienes y Servicios	2.842.740.000
Bienes de Consumo	980.540.000
Servicios no Personales	1.862.200.000
Depreciación y Amortización	68.800.000
C. Resultado Económico: Ahorro	**89.103.530.000**
II. Cuenta Capital	
A. Ingresos de Capital	**89.172.330.000**
Recursos Propios de Capital	89.172.330.000
Ahorro en la Cuenta Corriente	89.103.530.000
Incremento de la Depreciación y Amortización Acumuladas	68.800.000
B. Gastos de Capital	**90.166.330.000**
Inversión Real Directa	90.166.330.000
Formación Bruta de Capital Fijo	90.166.330.000
Maquinaria, Equipos y Otros Bienes Muebles	90.166.330.000
C. Resultado Financiero Déficit	**(994.000.000)**
III. Cuenta Financiera	
A. Fuentes Financieras	**1.011.200.000**
Disminución de la Inversión Financiera	1.011.200.000
Disminución de Otros Activos Financieros	1.011.200.000
Disminución de Disponibilidades	1.011.200.000
Disminución de Bancos	1.011.200.000
B. Aplicaciones Financieras	**1.011.200.000**
Disminución de Pasivos	17.200.000
Disminución de Cuentas y Efectos por Pagar	17.200.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	17.200.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	17.200.000
Resultado Financiero: Déficit	994.000.000

A0911
Academia de la Ingeniería y el Hábitat

ACADEMIA DE LA INGENIERÍA Y EL HÁBITAT

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Academia Nacional de la Ingeniería y el Hábitat, ha estimado el presupuesto correspondiente al año 2006, en **DOSCIENTOS DIEZ Y SIETE MILLONES DE BOLÍVARES (Bs. 217.000.000,00)**

Fuente de Financiamiento:	En Bolívares
Aporte del Ejecutivo Nacional	213.700.000
Recursos por Transacciones de capital (Depreciación)	3.300.000
TOTAL	**217.000.000**

POLITICA DE GASTOS:

Las estimaciones de gastos para el ejercicio 2006 están dirigidas a atender los requerimientos necesarios para el funcionamiento de la Academia, considerando el efecto Inflacionario y los proyectos previstas realizar durante el lapso presupuestado.

PARTIDA	DENOMINACIÓN	MONTO (Bs.)
4.01	Gastos de Personal	124.139.487
4.02	Materiales, Suministros y Mercancías	14.860.000
4.03	Servicios No Personales	71.000.513
4.04	Activos Reales	3.700.000
4.08	Otros Gastos	3.300.000
TOTAL		**217.000.000**

A continuación se muestra la distribución del gasto por acciones centralizadas y proyectos:

COD	DENOMINACIÓN	MONTO (Bs.)
25685	Publicaciones y Difusiones sobre Ingeniería y el Hábitat	37.700.000
TOTAL		**37.700.000**

ACCIONES CENTRALIZADAS	MONTO (Bs.)
Dirección y Coordinación	124.139.487
Gestión Administrativa	55.160.513
TOTAL	**179.300.000**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**213.700.000**
Transferencias y Donaciones Corrientes	213.700.000
Del Sector Público	213.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	213.700.000
De la República	213.700.000
Ingresos de Capital	**3.300.000**
Recursos Propios de Capital	3.300.000
Incremento de la Depreciación y Amortización Acumuladas	3.300.000
TOTAL	**217.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**213.300.000**
Gastos de Consumo	213.300.000
Remuneraciones	124.139.487
Sueldos, Salarios y Otras Retribuciones	75.652.000
Beneficios y Complementos de Sueldos y Salarios	30.041.200
Aportes Patronales	4.738.220
Prestaciones Sociales y Otras Indemnizaciones	13.708.067
Bienes y Servicios	85.860.513
Bienes de Consumo	14.860.000
Servicios no Personales	71.000.513
Depreciación y Amortización	3.300.000
Gastos de Capital	**3.700.000**
Inversión Real Directa	3.700.000
Formación Bruta de Capital Fijo	3.700.000
Maquinaria, Equipos y Otros Bienes Muebles	3.700.000
TOTAL	**217.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25685	Publicaciones y Difusiones sobre Ingeniería y Hábitat	Ejemplar	2.500		37.700.000			37.700.000
	TOTAL				37.700.000			37.700.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		124.139.487			124.139.487
02	Gestión Administrativa		51.860.513		3.300.000	55.160.513
	TOTAL		176.000.000		3.300.000	179.300.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**4**	**36.816.000**
Profesional y Técnico	1	15.600.000
Administrativo	2	14.898.000
Obrero	1	6.318.000
Personal Fijo a Tiempo Parcial	**1**	**15.600.000**
Directivo	1	15.600.000
Personal Contratado	**4**	**23.236.000**
Profesional y Técnico	2	10.600.000
Administrativo	2	12.636.000
TOTAL	**9**	**75.652.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

		PARTIDAS
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	124.139.487
4.02	Materiales, Suministros y Mercancías	14.860.000
4.03	Servicios no Personales	71.000.513
4.04	Activos Reales	3.700.000
4.08	Otros Gastos	3.300.000
	TOTAL	**217.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**213.700.000**
Transferencias y Donaciones Corrientes	213.700.000
Del Sector Público	213.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	213.700.000
De la República	213.700.000
B. Gastos Corrientes	**213.300.000**
Gastos de Consumo	213.300.000
Remuneraciones	124.139.487
Sueldos, Salarios y Otras Retribuciones	75.652.000
Beneficios y Complementos de Sueldos y Salarios	30.041.200
Aportes Patronales	4.738.220
Prestaciones Sociales y Otras Indemnizaciones	13.708.067
Bienes y Servicios	85.860.513
Bienes de Consumo	14.860.000
Servicios no Personales	71.000.513
Depreciación y Amortización	3.300.000
C. Resultado Económico: Ahorro	**400.000**
II. Cuenta Capital	
A. Ingresos de Capital	**3.700.000**
Recursos Propios de Capital	3.700.000
Ahorro en la Cuenta Corriente	400.000
Incremento de la Depreciación y Amortización Acumuladas	3.300.000
B. Gastos de Capital	**3.700.000**
Inversión Real Directa	3.700.000
Formación Bruta de Capital Fijo	3.700.000
Maquinaria, Equipos y Otros Bienes Muebles	3.700.000

A0938
Instituto Nacional de la Juventud

INSTITUTO NACIONAL DE LA JUVENTUD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de la Juventud tiene como objetivo la rectoría, formulación, programación, compatibilización y evaluación de las políticas para la juventud, así como realizar todos los actos administrativos necesarios para la instrumentación de esta política nacional.

Para el ejercicio fiscal 2006, la Institución a través de la técnica de elaboración del presupuesto por Proyectos y Acciones Centralizadas, formuló el proyecto "Atención Integral a la Juventud" y tiene por objetivo diseñar, desarrollar, mantener y actualizar un sistema de información y computación para apoyar los procesos de formulación de políticas, de planificación y toma de decisiones. Además permite diseñar y ejecutar proyectos para el mejoramiento del nivel y calidad de vida de los jóvenes.

El proyecto prevé atender las demandas de 500.000 jóvenes en trabajo social juvenil; apoyo de iniciativas de programas y proyectos de voluntariado comunitario; promover y desarrollar los deberes constitucionales de los jóvenes y las jóvenes; disfrute de los derechos humanos, políticas sociales y económicos y creación de una plataforma comunicacional.

Para el logro de sus metas dispone de un financiamiento de Bs. 73.585,6 millones, de los cuales Bs. 72.385,6 millones (98,4%) corresponden a transferencias del Ejecutivo Nacional y Bs. 1.200,0 millones (1,6%) provenientes de la reserva por depreciación.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 64.810,6 millones (88,1%) e inversión en activos fijos por Bs. 8.775,0 millones (11,9%).

El presupuesto está distribuido de la manera siguiente: Proyectos Bs. 56.438,5 millones (76,7%) y Acciones Centralizadas por Bs. 17.147,1 millones (23,3%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**72.385.600.000**
Transferencias y Donaciones Corrientes	72.385.600.000
Del Sector Público	72.385.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	72.385.600.000
De la República	72.385.600.000
Ingresos de Capital	**1.200.000.000**
Recursos Propios de Capital	1.200.000.000
Incremento de la Depreciación y Amortización Acumuladas	1.200.000.000
TOTAL	**73.585.600.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**64.810.600.000**
Gastos de Consumo	52.300.850.000
Remuneraciones	12.667.221.166
Sueldos, Salarios y Otras Retribuciones	9.126.750.702
Beneficios y Complementos de Sueldos y Salarios	1.395.660.798
Aportes Patronales	235.541.071
Prestaciones Sociales y Otras Indemnizaciones	956.519.655
Asistencia Socioeconómica	832.670.057
Otros Gastos de Personal	120.078.883
Bienes y Servicios	38.433.628.834
Bienes de Consumo	15.478.077.401
Servicios no Personales	22.955.551.433
Depreciación y Amortización	1.200.000.000
Transferencias y Donaciones Corrientes	12.509.750.000
Al Sector Público	12.509.750.000
Transferencias Corrientes al Sector Público	12.509.750.000
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	12.509.750.000
Gastos de Capital	**8.775.000.000**
Inversión Real Directa	8.775.000.000
Formación Bruta de Capital Fijo	8.775.000.000
Edificios e Instalaciones	1.200.000.000
Maquinaria, Equipos y Otros Bienes Muebles	7.575.000.000
TOTAL	**73.585.600.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0001	Atención Integral a la Juventud	Beneficiarios	500.000		56.438.500.000			56.438.500.000
	TOTAL				56.438.500.000			56.438.500.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		9.198.892.592			9.198.892.592
02	Gestión Administrativa		6.748.207.408		1.200.000.000	7.948.207.408
	TOTAL		15.947.100.000		1.200.000.000	17.147.100.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1**	**41.039.608**
Directivo	1	41.039.608
Personal Contratado	**159**	**1.981.331.892**
Directivo	14	417.980.692
Profesional y Técnico	39	559.012.320
Administrativo	106	1.004.338.880
TOTAL	**160**	**2.022.371.500**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	12.667.221.166
4.02	Materiales, Suministros y Mercancías	15.478.077.401
4.03	Servicios no Personales	22.955.551.433
4.04	Activos Reales	8.775.000.000
4.07	Transferencias	12.509.750.000
4.08	Otros Gastos	1.200.000.000
	TOTAL	**73.585.600.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**72.385.600.000**
Transferencias y Donaciones Corrientes	72.385.600.000
Del Sector Público	72.385.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	72.385.600.000
De la República	72.385.600.000
B. Gastos Corrientes	**64.810.600.000**
Gastos de Consumo	52.300.850.000
Remuneraciones	12.667.221.166
Sueldos, Salarios y Otras Retribuciones	9.126.750.702
Beneficios y Complementos de Sueldos y Salarios	1.395.660.798
Aportes Patronales	235.541.071
Prestaciones Sociales y Otras Indemnizaciones	956.519.655
Asistencia Socioeconómica	832.670.057
Otros Gastos de Personal	120.078.883
Bienes y Servicios	38.433.628.834
Bienes de Consumo	15.478.077.401
Servicios no Personales	22.955.551.433
Depreciación y Amortización	1.200.000.000
Transferencias y Donaciones Corrientes	12.509.750.000
Al Sector Público	12.509.750.000
Transferencias Corrientes al Sector Público	12.509.750.000
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	12.509.750.000
C. Resultado Económico: Ahorro	**7.575.000.000**
II. Cuenta Capital	
A. Ingresos de Capital	**8.775.000.000**
Recursos Propios de Capital	8.775.000.000
Ahorro en la Cuenta Corriente	7.575.000.000
Incremento de la Depreciación y Amortización Acumuladas	1.200.000.000
B. Gastos de Capital	**8.775.000.000**
Inversión Real Directa	8.775.000.000
Formación Bruta de Capital Fijo	8.775.000.000
Edificios e Instalaciones	1.200.000.000
C. Resultado Financiero: Equilibrado	

13
Ministerio del Trabajo

A0051

Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)

INSTITUTO NACIONAL DE CAPACITACIÓN Y RECREACIÓN DE LOS TRABAJADORES (INCRET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Tiene como finalidad incorporar a la naciente cultura en Seguridad y Salud en el Trabajo, la recreación, la utilización del tiempo libre, el descanso y el turismo social, como un componente constitutivo de la calidad de vida de los trabajadores (as) y sus familiares.

Presentar al órgano rector, para su aprobación, los lineamientos del componente de recreación, utilización del tiempo libre, descanso y turismo social del Plan Nacional de Seguridad y Salud en el Trabajo.

Diseñar y ejecutar proyectos, planes y políticas de recreación y turismo social para los trabajadores (as), sus familiares y jubilados.

Diseñar y ejecutar programas de recreación y turismo social para estudiantes y adulto mayor.

Fomentar la participación activa del trabajador (a) en clubes o comités de recreación y turismo y la participación comunitaria.

Administrar, rehabilitar, mantener y conservar las instalaciones destinadas a la recreación y turismo social.

Desarrollar sistemas de información que ayuden al trabajador (a) en la selección de la mejor alternativa.

Desarrollar convenios nacionales e internacionales que agreguen valor a los proyectos de recreación y turismo social.

Gestionar la asignación de un presupuesto adecuado y su manejo eficiente.

Fortalecer las organizaciones de trabajadores (as) de las comunidades locales, con el objeto de que ejerzan la vigilancia, el control y la supervisión de los proyectos de recreación y turismo social así como de las instalaciones del INCRET.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**36.925.358.628**
Transferencias y Donaciones Corrientes	35.945.358.628
Del Sector Público	35.945.358.628
Transferencias Corrientes Internas Recibidas del Sector Público	35.945.358.628
De la República	35.945.358.628
Recursos Ordinarios	35.945.358.628
Venta de Bienes y Servicios de las Administraciones Públicas	800.000.000
Venta de Servicios	588.000.000
Venta de Otros Bienes y Servicios	212.000.000
Rentas de la Propiedad	180.000.000
Intereses	180.000.000
Intereses Internos	180.000.000
Intereses por Depósitos	180.000.000
TOTAL	**36.925.358.628**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**15.842.271.671**
Gastos de Consumo	15.469.581.219
Remuneraciones	7.859.716.791
Sueldos, Salarios y Otras Retribuciones	2.089.557.000
Beneficios y Complementos de Sueldos y Salarios	2.899.728.000
Aportes Patronales	292.139.000
Prestaciones Sociales y Otras Indemnizaciones	703.870.000
Asistencia Socioeconómica	1.794.042.791
Otros Gastos de Personal	80.380.000
Bienes y Servicios	7.609.864.428
Bienes de Consumo	1.931.130.585
Servicios no Personales	5.678.733.843
Transferencias y Donaciones Corrientes	372.690.452
Al Sector Privado	372.690.452
Transferencias Corrientes al Sector Privado	372.690.452
Directas a Personas	372.690.452
Pensiones y Otros Beneficios Asociados	161.880.677
Jubilaciones y Otros Beneficios Asociados	210.809.775
Gastos de Capital	**20.046.086.957**
Inversión Real Directa	20.046.086.957
Formación Bruta de Capital Fijo	20.046.086.957
Maquinaria, Equipos y Otros Bienes Muebles	1.846.086.957
Construcciones de Bienes de Dominio Privado	18.200.000.000
Aplicaciones Financieras	**1.037.000.000**
Disminución de Pasivos	1.037.000.000
Disminución de Cuentas y Efectos por Pagar	1.037.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.037.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	30.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	120.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	160.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	727.000.000
TOTAL	**36.925.358.628**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0023208	Fortalecimiento, Desarrollo y Promoción del Turismo Social, Recreación y Cultura para mejorar la calidad de vida de los trabajadores y sus familiares, así como personas de escasos recursos económicos y personas de la tercera edad	Persona Atendida	950.000	980.000.000	7.612.070.460			8.592.070.460
0025497	Rehabilitación, Recuperación, Mantenimiento y Dotación del Patrimonio del INCRET	Obra	77		22.039.557.618			22.039.557.618
	TOTAL			**980.000.000**	**29.651.628.078**			**30.631.628.078**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.829.338.904			2.829.338.904
02	Gestión Administrativa		3.091.701.194			3.091.701.194
03	Previsión y Protección Social		372.690.452			372.690.452
	TOTAL		**6.293.730.550**			**6.293.730.550**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**234**	**1.485.614.130**
Directivo	11	155.081.149
Profesional y Técnico	13	145.375.983
Administrativo	33	212.084.592
Obrero	177	973.072.406
Personal Contratado	**49**	**500.348.112**
Profesional y Técnico	49	500.348.112
TOTAL	283	1.985.962.242

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**24**	**207.652.362**
Jubilado	13	135.547.820
Pensionado	11	72.104.542
Obrero	**15**	**72.900.000**
Jubilado	5	24.300.000
Pensionado	10	48.600.000
TOTAL	39	280.552.362

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	7.859.716.791
4.02	Materiales, Suministros y Mercancías	1.931.130.585
4.03	Servicios no Personales	5.678.733.843
4.04	Activos Reales	20.046.086.957
4.07	Transferencias y Donaciones	372.690.452
4.11	Disminución de Pasivos	1.037.000.000
	TOTAL	36.925.358.628

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**36.925.358.628**
Transferencias y Donaciones Corrientes	35.945.358.628
Del Sector Público	35.945.358.628
Transferencias Corrientes Internas Recibidas del Sector Público	35.945.358.628
De la República	35.945.358.628
Recursos Ordinarios	35.945.358.628
Venta de Bienes y Servicios de las Administraciones Publicas	800.000.000
Venta de Servicios	588.000.000
Venta de Otros Bienes y Servicios	212.000.000
Rentas de la Propiedad	180.000.000
Intereses	180.000.000
Intereses Internos	180.000.000
Intereses por Depósitos	180.000.000
B. Gastos Corrientes	**15.842.271.671**
Gastos de Consumo	15.469.581.219
Remuneraciones	7.859.716.791
Sueldos, Salarios y Otras Retribuciones	2.089.557.000
Beneficios y Complementos de Sueldos y Salarios	2.899.728.000
Aportes Patronales	292.139.000
Prestaciones Sociales y Otras Indemnizaciones	703.870.000
Asistencia Socioeconómica	1.794.042.791
Otros Gastos de Personal	80.380.000
Bienes y Servicios	7.609.864.428
Bienes de Consumo	1.931.130.585
Servicios no Personales	5.678.733.843
Transferencias y Donaciones Corrientes	372.690.452
Al Sector Privado	372.690.452
Transferencias Corrientes al Sector Privado	372.690.452
Directas a Personas	372.690.452
Pensiones y Otros Beneficios Asociados	161.880.677
Jubilaciones y Otros Beneficios Asociados	210.809.775
C. Resultado Económico:Ahorro/(Desahorro)	**21.083.086.957**
II. Cuenta Capital	
A. Ingresos de Capital	**21.083.086.957**
Recursos Propios de Capital	21.083.086.957
Ahorro en la Cuenta Corriente	21.083.086.957
B. Gastos de Capital	**20.046.086.957**
Inversion Real Directa	20.046.086.957
Formación Bruta de Capital Fijo	20.046.086.957
Maquinaria, Equipos y Otros Bienes Muebles	1.846.086.957
Construcciones de Bienes de Dominio Privado	18.200.000.000
C. Resultado Financiero:Superávit/(Déficit)	**1.037.000.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**1.037.000.000**
Superávit Financiero	1.037.000.000
B. Aplicaciones Financieras	**1.037.000.000**
Disminución de Pasivos	1.037.000.000
Disminución de Cuentas y Efectos por Pagar	1.037.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.037.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	30.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	120.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	160.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	727.000.000

A0055
Instituto Venezolano de los Seguros Sociales
(I.V.S.S.)

INSTITUTO VENEZOLANO DE LOS SEGUROS SOCIALES (I.V.S.S.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

FINANCIAMIENTO:

El Instituto Venezolano de los Seguros Sociales tiene como fuentes de financiamiento:

- Los aportes del Ejecutivo Nacional
- Los ingresos propios generados por concepto de recaudación
- Los intereses generados por concepto de colocaciones financieras.
- Los provenientes de fuentes financieras, tales como: disponibilidades de caja, recuperación de cuentas por cobrar, entre otras.

El aporte del Ejecutivo se sitúa para el Ejercicio Fiscal 2006, en Bs. 4.797.760,5 millones y se destina a cubrir los gastos correspondientes a los proyectos y acciones centralizadas que conforman la nueva estructura presupuestaria del Instituto, entre los gastos se destacan: los gastos de funcionamiento del Instituto; recursos para el Plan Incentivo al Empleo, orientado a contribuir con la política de empleo que lleva a cabo el Gobierno Nacional en su lucha por proteger los puestos de trabajo y disminuir los índices de desempleo.

Los ingresos propios son generados por los niveles de recaudación, que se llevan a cabo por las cotizaciones provenientes de las empresas y trabajadores del sector público y privado y la recaudación por morosidad, provenientes de interés por recargo a las empresas morosas con el Instituto.

Los ingresos están estimados en Bs. 2.040,0 millones, monto que se justifica por la política agresiva de cobranzas desarrollada por el IVSS que será intensificada en este ejercicio, dentro de esta política se inscribe la recuperación de las cuentas por cobrar al Ejecutivo Nacional, por concepto de cotizaciones de años anteriores, estimándose la recuperación para el ejercicio en Bs. 871.319,3 millones.

Los intereses por colocaciones financieras se estiman para el año 2006 en Bs. 21.076,3 millones.

POLITICA DE GASTOS

Los recursos orientados a financiar las acciones centralizadas alcanzan a Bs. 735.192,2 millones y representan el 9.3% del presupuesto del Instituto, destinado a: los gastos de los trabajadores, gestión administrativa y pensionados y jubilados.

Los recursos destinados a los proyectos, alcanzan a Bs. 7.145.163,9 millones que representa el 90,7% del presupuesto total.

Como se desprende la mayoría de los recursos están orientados al cumplimiento de los objetivos medulares de la Institución; como son: la seguridad social y la prestación de los servicios de salud, cumpliéndose así la misión del Instituto Venezolano de los Seguros Sociales.

POLITICA DE COBERTURA

Dentro del marco Constitucional del Plan Económico y Social de la Nación y la Ley Orgánica del Sistema de Seguridad Social, el IVSS impulsa una política dirigida a satisfacer las demandas en el Sector Salud para toda la población, que haga posible el acceso universal de los servicios que presta el Instituto, contribuyendo a la aplicación de la Seguridad Social y el mejoramiento de la calidad de vida de la población, la prevención de las enfermedades y la asistencia curativa oportuna y adecuada.

Dentro de este contexto, el IVSS garantiza la previsión de:

- Atención de la población demandante de asistencia médica hospitalaria y ambulatoria, sean cotizantes o no

- Satisfacer la demanda de las pensiones que cumplan con los requisitos exigidos en la Ley.
- Prestar los servicios de protección a la población cesante de empleo.
- Protección a los asegurados con incapacidad temporal al trabajo.

En este sentido, el Instituto a través de su red hospitalaria y ambulatoria, estima incrementar en 1.319.962 la demanda para el año 2006 de pacientes.

A través del proyecto Prestaciones en Dinero se garantizará a la población los beneficios que correspondan en función del régimen prestacional vigente y de acuerdo con las contingencias amparadas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**6.858.406.906.970**
Transferencias y Donaciones Corrientes	6.837.330.618.957
Del Sector Privado	2.040.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	2.040.000.000.000
De Empresas Privadas	2.040.000.000.000
Del Sector Público	4.797.330.618.957
Transferencias Corrientes Internas Recibidas del Sector Público	4.797.330.618.957
De la República	4.797.330.618.957
Recursos Ordinarios	4.797.330.618.957
Rentas de la Propiedad	21.076.288.013
Intereses	21.076.288.013
Intereses Internos	21.076.288.013
Intereses por Títulos-valores	21.076.288.013
Ingresos de Capital	**629.934.485**
Transferencias y Donaciones de Capital	629.934.485
Transferencias de Capital Recibidas del Sector Público	629.934.485
De la República	629.934.485
Fuentes Financieras	**1.021.319.317.168**
Disminución de la Inversión Financiera	1.021.319.317.168
Disminución de Otros Activos Financieros	1.021.319.317.168
Disminución de Disponibilidades	150.000.000.000
Disminución de Caja	150.000.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	871.319.317.168
Disminución de Otras Cuentas por Cobrar a Corto Plazo	871.319.317.168
TOTAL	**7.880.356.158.623**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**7.475.502.683.170**
Gastos de Consumo	3.063.506.248.877
Remuneraciones	1.216.753.542.760
Otros Gastos de Personal	1.216.753.542.760
Bienes y Servicios	1.846.752.706.117
Bienes de Consumo	1.489.343.673.654
Servicios no Personales	357.409.032.463
Transferencias y Donaciones Corrientes	4.411.996.434.293
Al Sector Privado	4.411.996.434.293
Transferencias Corrientes al Sector Privado	4.407.524.660.271
Directas a Personas	4.407.524.660.271
Pensiones y Otros Beneficios Asociados	3.420.062.683.128
Jubilaciones y Otros Beneficios Asociados	206.862.372.978
Otras Transferencias Directas a Personas	780.599.604.165
Donaciones Corrientes al Sector Privado	4.471.774.022
Donaciones a Personas	4.471.774.022
Gastos de Capital	**254.853.475.453**
Inversión Real Directa	254.853.475.453
Formación Bruta de Capital Fijo	254.853.475.453
Construcciones de Bienes de Dominio Privado	254.853.475.453
Aplicaciones Financieras	**150.000.000.000**
Disminución de Pasivos	150.000.000.000
Disminución de Otros Pasivos	150.000.000.000
Disminución de Obligaciones de Ejercicios Anteriores	150.000.000.000
TOTAL	**7.880.356.158.623**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Afiliación de Asegurados y Patronos	Afiliado	10.682.923		32.917.190.775			32.917.190.775
02	Prestaciones en Dinero	Beneficiario	1.071.024	94.197.682.553	4.121.106.627.293			4.215.304.309.846
03	Asistencia Médica Integral	Paciente Atendido	1.319.962	2.685.066.181.918	40.521.058.564			2.725.587.240.482
04	Mantenimiento, Mejoras y Equipamiento de Edificaciones	Obra	928	153.131.740.710	629.934.485			153.761.675.195
05	Docencia e Investigación	Matrícula	1.000		17.593.511.696			17.593.511.696
	TOTAL			**2.932.395.605.181**	**4.212.768.322.813**			**7.145.163.927.994**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		228.694.002.141			228.694.002.141
02	Gestión Administrativa	150.000.000.000	149.635.855.510			299.635.855.510
03	Previsión y Protección Social		206.862.372.978			206.862.372.978
	TOTAL	**150.000.000.000**	**585.192.230.629**			**735.192.230.629**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**44.560**	**295.617.089.342**
Directivo	120	12.600.000.000
Profesional y Técnico	12.110	100.167.710.684
Administrativo	12.742	59.182.864.913
Médico	7.286	57.985.252.739
Obrero	12.302	65.681.261.006
Personal Contratado	**1.800**	**9.623.310.628**
Profesional y Técnico	1.500	7.873.710.628
Médico	300	1.749.600.000
TOTAL	**46.360**	**305.240.399.970**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**12.089**	**106.277.848.959**
Jubilado	12.089	106.277.848.959
Obrero	**11.421**	**70.851.899.307**
Jubilado	11.421	70.851.899.307
TOTAL	**23.510**	**177.129.748.266**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.216.753.542.760
4.02	Materiales, Suministros y Mercancías	1.489.343.673.654
4.03	Servicios no Personales	357.409.032.463
4.04	Activos Reales	254.853.475.453
4.07	Transferencias y Donaciones	4.411.996.434.293
4.11	Disminución de Pasivos	150.000.000.000
	TOTAL	**7.880.356.158.623**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.858.406.906.970**
Transferencias y Donaciones Corrientes	6.837.330.618.957
Del Sector Privado	2.040.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	2.040.000.000.000
De Empresas Privadas (Recaudación por cotizaciones)	2.040.000.000.000
Del Sector Público	4.797.330.618.957
Transferencias Corrientes Internas Recibidas del Sector Público	4.797.330.618.957
De la República	4.797.330.618.957
Recursos Ordinarios	4.797.330.618.957
Rentas de la Propiedad	21.076.288.013
Intereses	21.076.288.013
Intereses Internos	21.076.288.013
Intereses por Títulos-valores	21.076.288.013
B. Gastos Corrientes	**7.475.502.683.170**
Gastos de Consumo	3.063.506.248.877
Remuneraciones	1.216.753.542.760
Otros Gastos de Personal	1.216.753.542.760
Bienes y Servicios	1.846.752.706.117
Bienes de Consumo	1.489.343.673.654
Servicios no Personales	357.409.032.463
Transferencias y Donaciones Corrientes	4.411.996.434.293
Al Sector Privado	4.411.996.434.293
Transferencias Corrientes al Sector Privado	4.407.524.660.271
Directas a Personas	4.407.524.660.271
Pensiones y Otros Beneficios Asociados	3.420.062.683.128
Jubilaciones y Otros Beneficios Asociados	206.862.372.978
Otras Transferencias Directas a Personas	780.599.604.165
Donaciones Corrientes al Sector Privado	4.471.774.022
Donaciones a Personas	4.471.774.022
C. Resultado Económico:Ahorro/(Desahorro)	**(617.095.776.200)**
II. Cuenta Capital	
A. Ingresos de Capital	**(616.465.841.715)**
Recursos Propios de Capital	(617.095.776.200)
Desahorro en la Cuenta Corriente	(617.095.776.200)
Transferencias y Donaciones de Capital	629.934.485
Transferencias de Capital Recibidas del Sector Público	629.934.485
De la República	629.934.485
Recursos Ordinarios	629.934.485
B. Gastos de Capital	**254.853.475.453**
Inversion Real Directa	254.853.475.453
Formación Bruta de Capital Fijo	254.853.475.453
Construcciones de Bienes de Dominio Privado	254.853.475.453
C. Resultado Financiero:Superávit/(Déficit)	**(871.319.317.168)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**1.021.319.317.168**
Disminución de la Inversión Financiera	1.021.319.317.168
Disminución de Otros Activos Financieros	1.021.319.317.168
Disminución de Disponibilidades	150.000.000.000
Disminución de Caja	150.000.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	871.319.317.168
Disminución de Otras Cuentas por Cobrar a Corto Plazo	871.319.317.168
B. Aplicaciones Financieras	**1.021.319.317.168**
Disminución de Pasivos	150.000.000.000
Disminución de Otros Pasivos	150.000.000.000
Disminución de Obligaciones de Ejercicios Anteriores	150.000.000.000
Déficit Financiero	871.319.317.168

A0176

Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)

INSTITUTO NACIONAL DE PREVENCIÓN, SALUD Y SEGURIDAD LABORALES (INPSASEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el ejercicio económico financiero 2006 el Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)l, tiene estimado llevar acabo proyectos en concordancia con los lineamientos del Plan Estratégico de Desarrollo Institucional 2002-2008, los cinco (5) proyectos se enmarcan en la fase de consolidación, la cual ha tenido un incremento paulatino de su capacidad institucional, que se expresa en funcionamiento en ocho (8) Estados del país a través de las Direcciones Estadales de Salud de los Trabajadores (DIRESAT), con la finalidad de ampliar la cobertura y oportunidad en la prestación del servicio de atención integral de la salud en el trabajo de acuerdo a lo establecido en la normativa legal vigente.

La estrategia comunicacional desarrollada en pro de posicionar y consolidar la acción del Instituto, ha generado un aumento en la demanda de los servicios que se prestan y ha generado expectativas en los trabajadores(as), empleadores(as) y organizaciones públicas y privadas de todo el país, demandas que en las condiciones existentes no se pueden satisfacer con la efectividad y eficiencia requerida. Lo que nos exige desarrollar nuevas estrategias de acción que contribuyan a maximizar la cobertura Nacional, para el período 2006.

Por ello, para el año 2006, se tiene previsto consolidar las DIRESAT existentes y la adquisición de inmuebles para el funcionamiento de las mismas, y por ende la contratación del capital humano, dotación y adquisición de materiales y suministros, equipos médicos, mobiliario, infraestructura tecnológica, así como, equipos de alta especificidad, para la evaluación de las condiciones físicas, químicas, biológicas y ergonómicas de los ambientes de trabajo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**25.870.443.413**
Transferencias y Donaciones Corrientes	25.870.443.413
Del Sector Público	25.870.443.413
Transferencias Corrientes Internas Recibidas del Sector Público	25.870.443.413
De la República	25.870.443.413
Ingresos Ordinarios	25.870.443.413
Ingresos de Capital	**314.176.183**
Recursos Propios de Capital	314.176.183
Incremento de la Depreciación y Amortización Acumulada	314.176.183
TOTAL	**26.184.619.596**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**22.766.123.943**
Gastos de Consumo	22.766.123.943
Remuneraciones	17.081.006.457
Sueldos, Salarios y Otras Retribuciones	7.120.540.000
Beneficios y Complementos de Sueldos y Salarios	5.241.611.305
Aportes Patronales	1.099.440.700
Prestaciones Sociales y Otras Indemnizaciones	1.888.741.666
Asistencia Socioeconómica	1.028.000.000
Otros Gastos de Personal	702.672.786
Bienes y Servicios	5.370.941.303
Bienes de Consumo	1.041.285.452
Servicios no Personales	4.329.655.851
Depreciación y Amortización	314.176.183
Gastos de Capital	**3.418.495.653**
Inversión Real Directa	3.418.495.653
Formación Brutá de Capital Fijo	3.418.495.653
Edificios e Instalaciones	1.800.000.000
Maquinaria, Equipos y Otros Bienes Muebles	1.618.495.653
TOTAL	**26.184.619.596**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
28177	Promoción de la Cultura y Seguridad en el Trabajo	Trabajador Beneficiado	700.000		1.997.763.041			1.997.763.041
28410	Atención Integral en Seguridad y Salud a los Trabajadores	Trabajador Atendido	600.000		7.889.017.940			7.889.017.940
28454	Protección Integral de los Niños, Niñas y Adolescentes en Materia de Seguridad y Salud en el Trabajo	Niño Atendido	300.000		814.874.935			814.874.935
28361	Inspección para la Vigilancia de las Condiciones y Medio Ambiente de Trabajo y la Prevención de Accidentes de Trabajo y Enfermedades Ocupacionales	Trabajador Beneficiado	1.200.000		4.759.236.242			4.759.236.242
28475	Fortalecimiento de la Acción Institucional, para Ampliar la Cobertura y Mejorar la Calidad y Prestación del Servicio de Atención Integral en Seguridad y Salud en el Trabajo, a Trabajadores(as) y Empleadores(as)	Entidad Fortalecida	8		6.491.913.892			6.491.913.892
	TOTAL				**21.952.806.050**			**21.952.806.050**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.261.277.363			2.261.277.363
02	Gestión Administrativa	314.176.183	1.656.360.000			1.970.536.183
	TOTAL	**314.176.183**	**3.917.637.363**			**4.231.813.546**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1**	**36.000.000**
Directivo	1	36.000.000
Personal Contratado	**513**	**7.209.180.000**
Directivo	37	888.120.000
Profesional y Técnico	337	4.954.680.000
Administrativo	59	565.800.000
Medico	29	522.000.000
Obrero	51	278.580.000
TOTAL	**514**	**7.245.180.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	17.081.006.457
4.02	Materiales, Suministros y Mercancías	1.041.285.452
4.03	Servicios no Personales	4.329.655.851
4.04	Activos Reales	3.418.495.653
4.08	Otros Gastos	314.176.183
	TOTAL	**26.184.619.596**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**25.870.443.413**
Transferencias y Donaciones Corrientes	25.870.443.413
Del Sector Público	25.870.443.413
Transferencias Corrientes Internas Recibidas del Sector Público	25.870.443.413
De la República	25.870.443.413
Ingresos Ordinarios	25.870.443.413
B. Gastos Corrientes	**22.766.123.943**
Gastos de Consumo	22.766.123.943
Remuneraciones	17.081.006.457
Sueldos, Salarios y Otras Retribuciones	7.120.540.000
Beneficios y Complementos de Sueldos y Salarios	5.241.611.305
Aportes Patronales	1.099.440.700
Prestaciones Sociales y Otras Indemnizaciones	1.888.741.666
Asistencia Socioeconómica	1.028.000.000
Otros Gastos de Personal	702.672.786
Bienes y Servicios	5.370.941.303
Bienes de Consumo	1.041.285.452
Servicios no Personales	4.329.655.851
Depreciación y Amortización	314.176.183
C. Resultado Económico:Ahorro/(Desahorro)	**3.104.319.470**
II. Cuenta Capital	
A. Ingresos de Capital	**3.418.495.653**
Recursos Propios de Capital	3.418.495.653
Ahorro en la Cuenta Corriente	3.104.319.470
Incremento de la Depreciación y Amortización Acumuladas	314.176.183
B. Gastos de Capital	**3.418.495.653**
Inversión Real Directa	3.418.495.653
Formación Bruta de Capital Fijo	3.418.495.653
Edificios e Instalaciones	1.800.000.000
Maquinaria, Equipos y Otros Bienes Muebles	1.618.495.653
C. Resultado Financiero: Equilibrado	

17
Ministerio del Ambiente y los Recursos Naturales

A0052
Instituto Nacional de Parques (INPARQUES)

INSTITUTO NACIONAL DE PARQUES (INPARQUES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de Parques tiene por objetivos la planificación, construcción, ampliación, organización, conservación, preservación y manejo de los parques de recreación, parques nacionales y monumentos naturales.

Para el ejercicio fiscal 2006, se tiene programado un Presupuesto de Ingresos y Gastos que asciende a la cantidad de Bs. 45.802.607.000, de acuerdo con la siguiente distribución:
Acciones Centralizadas: Bs. 18.759.875.000 (41%)
Proyectos: Bs. 27.042.732.000 (59%)

Se estima obtener recursos de las siguientes fuentes: Aportes del Ejecutivo Nacional Bs. 40.320.000.000, ingresos por venta de servicios Bs. 5.240.200.000, intereses por depósitos Bs. 54.834.000 y recursos de capital Bs. 187.573.000.

La gestión presupuestaria estará orientada a proseguir la ejecución del proyecto de Manejo del Sistema Nacional de Parques.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**45.615.034.000**
Transferencias y Donaciones Corrientes	40.320.000.000
Del Sector Público	40.320.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	40.320.000.000
De la República	40.320.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	5.240.200.000
Venta de Servicios	5.240.200.000
Rentas de la Propiedad	54.834.000
Intereses	54.834.000
Intereses Internos	54.834.000
Intereses por Depósitos	54.834.000
Ingresos de Capital	**187.573.000**
Recursos Propios de Capital	187.573.000
Incremento de la Depreciación y Amortización Acumuladas	187.573.000
TOTAL	**45.802.607.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**45.306.050.000**
Gastos de Consumo	44.431.199.000
Remuneraciones	34.500.000.000
Sueldos, Salarios y Otras Retribuciones	10.399.044.050
Beneficios y Complementos de Sueldos y Salarios	9.902.104.900
Aportes Patronales	1.548.172.550
Prestaciones Sociales y Otras Indemnizaciones	3.421.047.600
Asistencia Socioeconómica	5.214.311.600
Otros Gastos de Personal	4.015.319.300
Bienes y Servicios	9.743.626.000
Bienes de Consumo	1.851.759.000
Servicios no Personales	7.891.867.000
Depreciación y Amortización	187.573.000
Transferencias y Donaciones Corrientes	874.851.000
Al Sector Privado	874.851.000
Transferencias Corrientes al Sector Privado	874.851.000
Directas a Personas	874.851.000
Jubilaciones y Otros Beneficios Asociados	874.851.000
Gastos de Capital	**496.557.000**
Inversión Real Directa	496.557.000
Formación Bruta de Capital Fijo	496.557.000
Maquinaria, Equipos y Otros Bienes Muebles	496.557.000
TOTAL	**45.802.607.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
24312	Manejo del Sistema Nacional de Parques	Hectárea	5.134.766	522.732.000	26.520.000.000			27.042.732.000
	TOTAL			522.732.000	26.520.000.000			27.042.732.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	117.544.000	13.800.000.000			13.917.544.000
02	Gestión Administrativa	3.967.480.000				3.967.480.000
03	Previsión y Protección Social	874.851.000				874.851.000
	TOTAL	4.959.875.000	13.800.000.000			18.759.875.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.348**	**8.740.641.600**
Directivo	95	1.842.368.920
Profesional y Técnico	185	1.936.210.541
Administrativo	130	513.242.289
Obrero	938	4.448.819.850
Personal Contratado	**273**	**1.993.726.250**
Profesional y Técnico	123	1.294.052.407
Administrativo	150	699.673.843
TOTAL	**1.621**	**10.734.367.850**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**84**	**600.368.000**
Jubilado	84	600.368.000
TOTAL	**84**	**600.368.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	34.500.000.000
4.02	Materiales, Suministros y Mercancías	1.851.759.000
4.03	Servicios no Personales	7.891.867.000
4.04	Activos Reales	496.557.000
4.07	Transferencias y Donaciones	874.851.000
4.08	Otros Gastos	187.573.000
	TOTAL	**45.802.607.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**45.615.034.000**
Transferencias y Donaciones Corrientes	40.320.000.000
Del Sector Público	40.320.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	40.320.000.000
De la República – Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	40.320.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	5.240.200.000
Venta de Servicios	5.240.200.000
Rentas de la Propiedad	54.834.000
Intereses	54.834.000
Intereses Internos	54.834.000
Intereses por Depósitos	54.834.000
B. Gastos Corrientes	**45.306.050.000**
Gastos de Consumo	44.431.199.000
Remuneraciones	34.500.000.000
Sueldos, Salarios y Otras Retribuciones	10.399.044.050
Beneficios y Complementos de Sueldos y Salarios	9.902.104.900
Aportes Patronales	1.548.172.550
Prestaciones Sociales y Otras Indemnizaciones	3.421.047.600
Asistencia Socioeconómica	5.214.311.600
Otros Gastos de Personal	4.015.319.300
Bienes y Servicios	9.743.626.000
Bienes de Consumo	1.851.759.000
Servicios no Personales	7.891.867.000
Depreciación y Amortización	187.573.000
Transferencias y Donaciones Corrientes	874.851.000
Al Sector Privado	874.851.000
Transferencias Corrientes al Sector Privado	874.851.000
Directas a Personas	874.851.000
Jubilaciones y Otros Beneficios Asociados	874.851.000
C. Resultado Económico:Ahorro/(Desahorro)	**308.984.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**496.557.000**
Recursos Propios de Capital	496.557.000
Ahorro en la Cuenta Corriente	308.984.000
Incremento de la Depreciación y Amortización Acumuladas	187.573.000
B. Gastos de Capital	**496.557.000**
Inversión Real Directa	496.557.000
Formación Bruta de Capital Fijo	496.557.000
Maquinaria, Equipos y Otros Bienes Muebles	496.557.000
C. Resultado Financiero: Equilibrado	

A0064

Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (ICLAM)

INSTITUTO PARA EL CONTROL Y LA CONSERVACIÓN DE LA CUENCA DEL LAGO DE MARACAIBO (ICLAM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El ICLAM, para el año 2006, continuará realizando las acciones orientadas al saneamiento integral del Lago de Maracaibo, como parte de las actividades enmarcadas en su misión institucional.

En este sentido, desde su creación ha desarrollado proyectos para conocer las condiciones de las aguas del Lago de Maracaibo y su Cuenca; situación ésta que no pudo concretarse, como consecuencia de la emergencia ambiental en el Lago de Maracaibo y sus zonas adyacentes, afectadas con la presencia masiva de la Lemna sp.

En atención a la problemática planteada, se aplicará un monitoreo permanente al Lago de Maracaibo y su cuenca, con el objeto de determinar las causas de la superfloración de la Lemna obscura a los efectos de emitir un diagnóstico ambiental que sirva de soporte técnico a otras instituciones, cuya competencia esté referida a los tratamientos correctivos de control.

De igual forma, se continuará con la capacitación de grupos voluntarios organizados en las comunidades, del Lago de Maracaibo y su cuenca, a objeto de desarrollar políticas comunicacionales efectivas, orientadas a la sensibilización de la población sobre el impacto nocivo de la contaminación ambiental.

En este orden de ideas, el Instituto concentrará los recursos disponibles en el desarrollo de las acciones especificas, estrictamente necesarias para llevar a cabo el proyecto de Servicio de Recolección de Lemna obscura en el Lago de Maracaibo, tales como: muestreos en los puntos de mayor concentración de la aparición de la planta acuática, compra de reactivos indispensables para procesar las muestras, dotación de equipos científicos, etc.

El presupuesto de gastos para el año fiscal 2006, asciende a Bs. 9.292,1 millones, distribuido así : Bs. 5.604,1 millones se invertirán en Proyectos y Bs. 3.688,0 millones se imputarán a las Acciones Centralizadas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**6.720.000.000**
Transferencias y Donaciones Corrientes	6.720.000.000
Del Sector Público	6.720.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	6.720.000.000
De la República	6.720.000.000
Ingresos de Capital	**2.572.113.004**
Recursos Propios de Capital	72.113.004
Incremento de la Depreciación y Amortización Acumuladas	72.113.004
Transferencias y Donaciones de Capital	2.500.000.000
Transferencias de Capital Recibidas del Sector Público	2.500.000.000
De la República	2.500.000.000
TOTAL	**9.292.113.004**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.696.983.333**
Gastos de Consumo	3.597.413.329
Remuneraciones	3.216.097.925
Sueldos, Salarios y Otras Retribuciones	788.732.448
Beneficios y Complementos de Sueldos y Salarios	1.601.003.633
Aportes Patronales	257.474.928
Prestaciones Sociales y Otras Indemnizaciones	307.095.020
Asistencia Socioeconómica	256.791.896
Otros Gastos de Personal	5.000.000
Bienes y Servicios	309.202.400
Bienes de Consumo	76.252.400
Servicios no Personales	232.950.000
Depreciación y Amortización	72.113.004
Transferencias y Donaciones Corrientes	99.570.004
Al Sector Privado	99.570.004
Transferencias Corrientes al Sector Privado	99.570.004
Pensiones y Jubilaciones	99.570.004

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**5.595.129.671**
Inversión Real Directa	5.595.129.671
Formación Bruta de Capital Fijo	1.149.121.989
Maquinaria, Equipos y Otros Bienes Muebles	1.149.121.989
Producción Propia (gastos Capitalizables)	4.446.007.682
Remuneraciones	3.445.983.362
Sueldos, Salarios y Otras Retribuciones	711.918.000
Beneficios y Complementos de Sueldos y Salarios	1.404.028.225
Aportes Patronales	244.120.364
Prestaciones Sociales y Otras Indemnizaciones	291.166.782
Asistencia Socioeconómica	794.749.991
Bienes y Servicios	1.000.024.320
Bienes de Consumo	173.908.482
Servicios no Personales	826.115.838
TOTAL	**9.292.113.004**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
23442	Servicios de Recolección Lemna Obscura en el Lago de Maracaibo.	Evaluación	243	72.113.004	5.532.000.000			5.604.113.004
	TOTAL			72.113.004	5.532.000.000			5.604.113.004

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.216.097.925			3.216.097.925
02	Gestión Administrativa		372.332.071			372.332.071
03	Previsión y Protección Social		99.570.004			99.570.004
	TOTAL		3.688.000.000			3.688.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**248**	**2.470.258.852**
Directivo	33	378.202.120
Profesional y Técnico	128	1.556.245.992
Administrativo	52	321.962.172
Obrero	35	213.848.568
TOTAL	248	2.470.258.852

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**10**	**74.292.350**
Jubilado	9	70.242.350
Pensionado	1	4.050.000
Obrero	**2**	**8.100.000**
Jubilado	1	4.050.000
Pensionado	1	4.050.000
TOTAL	12	82.392.350

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	6.662.081.287
4.02	Materiales, Suministros y Mercancías	250.160.882
4.03	Servicios no Personales	1.059.065.838
4.04	Activos Reales	1.149.121.989
4.07	Transferencias y Donaciones	99.570.004
4.08	Otros Gastos	72.113.004
	TOTAL	9.292.113.004

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.720.000.000**
Transferencias y Donaciones Corrientes	6.720.000.000
Del Sector Público	6.720.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	6.720.000.000
De la República	
Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	6.720.000.000
B. Gastos Corrientes	**3.696.983.333**
Gastos de Consumo	3.597.413.329
Remuneraciones	3.216.097.925
Sueldos, Salarios y Otras Retribuciones	788.732.448
Beneficios y Complementos de Sueldos y Salarios	1.601.003.633
Aportes Patronales	257.474.928
Prestaciones Sociales y Otras Indemnizaciones	307.095.020
Asistencia Socioeconómica	256.791.896
Otros Gastos de Personal	5.000.000
Bienes y Servicios	309.202.400
Bienes de Consumo	76.252.400
Servicios no Personales	232.950.000
Depreciación y Amortización	72.113.004
Transferencias y Donaciones Corrientes	99.570.004
Al Sector Privado	99.570.004
Transferencias Corrientes al Sector Privado	99.570.004
Pensiones y Jubilaciones	99.570.004
C. Resultado Económico: Ahorro/(Desahorro)	**3.023.016.667**
II. Cuenta Capital	
A. Ingresos de Capital	**5.595.129.671**
Recursos Propios de Capital	3.095.129.671
Ahorro en la Cuenta Corriente	3.023.016.667
Incremento de la Depreciación y Amortización Acumulada	72.113.004
Transferencias y Donaciones de Capital	2.500.000.000
Transferencias de Capital Recibidas del Sector Público	2.500.000.000
De la República	
Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	2.500.000.000
B. Gastos de Capital	**5.595.129.671**
Inversión Real Directa	5.595.129.671
Formación Bruta de Capital Fijo	1.149.121.989
Maquinaria, Equipos y Otros Bienes Muebles	1.149.121.989
Producción Propia (gastos Capitalizables)	4.446.007.682
Remuneraciones	3.445.983.362
Sueldos, Salarios y Otras Retribuciones	711.918.000
Beneficios y Complementos de Sueldos y Salarios	1.404.028.225

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Aportes Patronales	244.120.364
Prestaciones Sociales y Otras Indemnizaciones	291.166.782
Asistencia Socioeconómica	794.749.991
Bienes y Servicios	1.000.024.320
Bienes de Consumo	173.908.482
Servicios no Personales	826.115.838
C. Resultado Financiero: Equilibrado	

A0069

Servicio Autónomo Servicios Ambientales del Ministerio del Ambiente y los Recursos Naturales (SAMARN)

SERVICIO AUTÓNOMO SERVICIOS AMBIENTALES DEL MINISTERIO DEL AMBIENTE Y DE LOS RECURSOS NATURALES (SAMARN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Este Servicio Autónomo tiene como objetivos la coordinación, manejo y administración de los recursos financieros obtenidos por servicios ambientales, realizados por las direcciones sustantivas del Ministerio del Ambiente y de los Recursos Naturales.

En este sentido, apoyará financieramente la ejecución de los proyectos de remediación ambiental, relacionados en los planes operativos de las Direcciones Estatales Ambientales (DEA), así como las obras de equipamiento ambiental (nivel central), con el propósito de agilizar los correspondientes cronogramas de ejecución.

En materia social, SAMARN cuenta con 57 médicos y 38 funcionarios, dedicados a la atención del personal jubilado y pensionado del INOS a nivel nacional, para lo cual recibirá un aporte fiscal de Bs. 56.078.534.826.

El monto del Presupuesto 2006, asciende a la cantidad de Bs. 331.974.676.574, de los cuales Bs. 253.513.229.535 corresponden a Proyectos y Bs. 78.461.447.039 a las acciones centralizadas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**82.956.135.600**
Transferencias y Donaciones Corrientes	56.078.534.826
Del Sector Público	56.078.534.826
Transferencias Corrientes Internas Recibidas del Sector Público	56.078.534.826
De la República	56.078.534.826
Ingresos no Tributarios	13.409.902.212
Tasas	13.409.902.212
Rentas de la Propiedad	6.295.393.896
Intereses	6.295.393.896
Intereses Internos	6.295.393.896
Intereses por Depósitos	6.295.393.896
Otros Ingresos	7.172.304.666
Diversos Ingresos	7.172.304.666
Fuentes Financieras	**249.018.540.974**
Disminución de la Inversión Financiera	249.018.540.974
Disminución de Otros Activos Financieros	249.018.540.974
Disminución de Disponibilidades	138.761.507.755
Disminución de Caja	138.761.507.755
Disminución de Cuentas por Cobrar a Corto Plazo	110.257.033.219
Disminución de Otras Cuentas por Cobrar a Corto Plazo	110.257.033.219
TOTAL	**331.974.676.574**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**110.378.894.806**
Gastos de Consumo	50.428.074.515
Remuneraciones	6.461.029.282
Sueldos, Salarios y Otras Retribuciones	3.306.962.548
Beneficios y Complementos de Sueldos y Salarios	1.353.649.669
Aportes Patronales	239.172.519
Prestaciones Sociales y Otras Indemnizaciones	525.182.210
Asistencia Socioeconómica	1.030.361.776
Otros Gastos de Personal	5.700.560
Bienes y Servicios	43.967.045.233
Bienes de Consumo	5.430.861.241
Servicios no Personales	38.536.183.992
Transferencias y Donaciones Corrientes	59.950.820.291
Al Sector Privado	59.950.820.291
Transferencias Corrientes al Sector Privado	59.950.820.291
Directas a Personas	59.950.820.291
Pensiones y Otros Beneficios Asociados	18.290.384.258
Jubilaciones y Otros Beneficios Asociados	41.571.836.033
Otras Transferencias Directas a Personas	88.600.000
Gastos de Capital	**154.913.017.158**
Inversión Real Directa	154.913.017.158
Formación Bruta de Capital Fijo	154.913.017.158
Maquinaria, Equipos y Otros Bienes Muebles	40.546.877.162
Construcciones de Bienes de Dominio Público	114.366.139.996
Aplicaciones Financieras	**66.682.764.610**
Disminución de Pasivos	66.682.764.610
Disminución de Cuentas y Efectos por Pagar	66.682.764.610
Disminución de Otras Cuentas y Efectos por Pagar	66.682.764.610
Disminución de Obligaciones de Ejercicios Anteriores	66.682.764.610
TOTAL	**331.974.676.574**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Samm1	Conservación y Remediación Ambiental	Plan	1	5.008.084.568				5.008.084.568
2	Apoyo Financiero a Proyectos Especiales	Proyecto	10				248.505.144.967	248.505.144.967
	TOTAL			5.008.084.568			248.505.144.967	253.513.229.535

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	4.624.813.093				4.624.813.093
02	Gestión Administrativa	12.802.108.989			1.172.304.666	13.974.413.655
03	Previsión y Protección Social	3.783.685.465	56.078.534.826			59.862.220.291
	TOTAL	21.210.607.547	56.078.534.826		1.172.304.666	78.461.447.039

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**111**	**1.306.274.043**
Directivo	4	131.531.965
Profesional y Técnico	59	809.310.868
Administrativo	42	325.287.610
Obrero	6	40.143.600
Personal Fijo a Tiempo Parcial	**57**	**280.663.292**
Médico	57	280.663.292
Personal Contratado	**10**	**120.622.290**
Profesional y Técnico	10	120.622.290
TOTAL	**178**	**1.707.559.625**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1.918**	**9.774.340.188**
Jubilado	1.441	7.456.120.188
Pensionado	477	2.318.220.000
Obrero	**5.339**	**25.947.540.000**
Jubilado	3.649	17.734.140.000
Pensionado	1.690	8.213.400.000
TOTAL	**7.257**	**35.721.880.188**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	6.461.029.282
4.02	Materiales, Suministros y Mercancías	5.430.861.241
4.03	Servicios no Personales	38.536.183.992
4.04	Activos Reales	154.913.017.158
4.07	Transferencias y Donaciones	59.950.820.291
4.11	Disminución de Pasivos	66.682.764.610
	TOTAL	**331.974.676.574**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**82.956.135.600**
Transferencias y Donaciones Corrientes	56.078.534.826
Del Sector Público	56.078.534.826
Transferencias Corrientes Internas Recibidas del Sector Público	56.078.534.826
De la República	56.078.534.826
Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	56.078.534.826
Ingresos no Tributarios	13.409.902.212
Tasas (Ingresos por Timbre Fiscal)	13.409.902.212
Rentas de la Propiedad	6.295.393.896
Intereses	6.295.393.896
Intereses Internos	6.295.393.896
Intereses por Depósitos	6.295.393.896
Otros Ingresos	7.172.304.666
Diversos Ingresos (Convenios con PDVSA y otros organismos)	7.172.304.666
B. Gastos Corrientes	**110.378.894.806**
Gastos de Consumo	50.428.074.515
Remuneraciones	6.461.029.282
Sueldos, Salarios y Otras Retribuciones	3.306.962.548
Beneficios y Complementos de Sueldos y Salarios	1.353.649.669
Aportes Patronales	239.172.519
Prestaciones Sociales y Otras Indemnizaciones	525.182.210
Asistencia Socioeconómica	1.030.361.776
Otros Gastos de Personal	5.700.560
Bienes y Servicios	43.967.045.233
Bienes de Consumo	5.430.861.241
Servicios no Personales	38.536.183.992
Transferencias y Donaciones Corrientes	59.950.820.291
Al Sector Privado	59.950.820.291
Transferencias Corrientes al Sector Privado	59.950.820.291
Directas a Personas	59.950.820.291
Pensiones y Otros Beneficios Asociados	18.290.384.258
Jubilaciones y Otros Beneficios Asociados	41.571.836.033
Otras Transferencias Directas a Personas	88.600.000
C. Resultado Económico: Ahorro/(Desahorro)	**(27.422.759.206)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**(27.422.759.206)**
Recursos Propios de Capital	(27.422.759.206)
Desahorro en la Cuenta Corriente	(27.422.759.206)
B. Gastos de Capital	**154.913.017.158**
Inversión Real Directa	154.913.017.158
Formación Bruta de Capital Fijo	154.913.017.158
Maquinaria, Equipos y Otros Bienes Muebles	40.546.877.162
Construcciones de Bienes de Dominio Público	114.366.139.996
C. Resultado Financiero: Superávit/(Déficit)	**(182.335.776.364)**
III. Cuenta Financiera	
A. Fuentes Financieras	**249.018.540.974**
Disminución de la Inversión Financiera	249.018.540.974
Disminución de Otros Activos Financieros	249.018.540.974
Disminución de Disponibilidades	138.761.507.755
Disminución de Caja	138.761.507.755
Disminución de Cuentas por Cobrar a Corto Plazo	110.257.033.219
Disminución de Otras Cuentas por Cobrar a Corto Plazo	110.257.033.219
B. Aplicaciones Financieras	**249.018.540.974**
Disminución de Pasivos	66.682.764.610
Disminución de Cuentas y Efectos por Pagar	66.682.764.610
Disminución de Otras Cuentas y Efectos por Pagar	66.682.764.610
Disminución de Obligaciones de Ejercicios Anteriores	66.682.764.610
Déficit Financiero	182.335.776.364

A0103
Instituto Forestal Latinoamericano

INSTITUTO FORESTAL LATINOAMERICANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Forestal Latinoamericano es una Fundación sin fines de lucro, de carácter privado, creado por Decreto Presidencial N° 1.304 de fecha 26/11/81; tiene por objeto, proporcionar un basamento técnico que contribuya eficazmente tanto a la conservación, desarrollo y aprovechamiento de los recursos forestales, como el manejo, utilización y comercialización de los productos forestales de la América Latina. Desarrollar actividades de investigación, documentación, extensión y capacitación, en el campo del manejo integral de los recursos forestales, tendentes a fortalecer la política pública del Ministerio del Ambiente, y la disponibilidad de respuestas técnicas apropiadas y socialmente pertinentes, para la incorporación del sector forestal como un elemento dinámico de las economías rurales, bajo diferentes modalidades de explotación, tanto de los recursos forestales, como la implantación de sistemas agroforestales y agrosilvopastoriles, de uso múltiple de la tierra y formas organizativas, empresariales y comunitarias.

Para ello, el IFLA desarrolla, por iniciativa propia o mediante convenios y contratos con organismos e instituciones públicas y privadas, estudios e investigaciones científicas, básicas y aplicadas; promueve y divulga el conocimiento forestal, mediante publicaciones periódicas y la participación en eventos científicos y técnicos, foros, seminarios y talleres. Igualmente, contribuye a la formación y capacitación de los recursos humanos en el campo de la actividad forestal, a través de la organización de cursos, talleres y charlas, en su propia sede.

El presupuesto de operaciones lo conforman: a) Los aportes que anualmente le asigna el Ejecutivo Nacional, vía Ministerio del Ambiente y la Universidad de los Andes. b) el producto de las operaciones o contratos que realice en materia de documentación, extensión, investigación o capacitación y c) donaciones, subvenciones o beneficios de propiedad industrial o intelectual, que puedan derivarse de las actividades que realice.

Los ingresos propios provienen de los servicios y ventas de publicaciones sobre tópicos forestales, los cuales en su mayoría son producto de la investigación y recopilación bibliográfica realizada por el personal técnico de la institución. Además, se obtienen subvenciones para publicaciones, de organismos o entidades públicas y empresas privadas. Otra fuente de recursos propios lo constituyen los proyectos de investigación y asesorías, que se contratan con organismos nacionales e internacionales.

La formulación del Presupuesto para el año 2006, se realizó con base en las exigencias y necesidades básicas del Instituto, lo cual permitirá dar cumplimiento al Plan Operativo 2006 que, a su vez, se encuentra enmarcado dentro del Plan Estratégico de Desarrollo Nacional. En este sentido, se han diseñado proyectos de planificación y ordenamiento ambiental, a saber:

1.- Proyecto Geo Venezuela
2.- Proyecto Andino de Desarrollo Sustentable: Lagunas y Comunidades Rurales de los Altos Andes Venezolanos.

Por otra parte, los gastos de personal incluyen las incidencias derivadas del ajuste del salario mínimo y de políticas salariales que mejoran el nivel de remuneraciones; es importante resaltar que, debido al proceso de reorganización llevado a cabo en el Instituto en el año 2005, la nómina se incrementó, teniendo como premisa que el personal de planta, directivo, administrativo y obrero, sea imputado a las acciones centralizadas, mientras que el personal técnico se asignó a los proyectos.

Las partidas de Materiales, Suministros y Mercancías y los gastos relacionados con los Servicios no Personales, se presupuestaron en función de los requerimientos mínimos para realizar las actividades previstas para el ejercicio fiscal 2006.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**206.085.000**
Transferencias y Donaciones Corrientes	160.000.000
Del Sector Público	160.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	160.000.000
De la República	150.000.000
De los Entes Descentralizados sin Fines Empresariales	10.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	45.085.000
Venta de Otros Bienes y Servicios	45.085.000
Otros Ingresos	1.000.000
Otros Ingresos Ordinarios	1.000.000
TOTAL	**206.085.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**206.085.000**
Gastos de Consumo	201.225.000
Remuneraciones	155.844.331
Sueldos, Salarios y Otras Retribuciones	103.446.277
Beneficios y Complementos de Sueldos y Salarios	21.375.439
Aportes Patronales	8.723.315
Prestaciones Sociales y Otras Indemnizaciones	20.742.900
Asistencia Socioeconómica	1.556.400
Bienes y Servicios	45.380.669
Bienes de Consumo	21.603.636
Servicios no Personales	23.777.033
Transferencias y Donaciones Corrientes	4.860.000
Al Sector Privado	4.860.000
Transferencias Corrientes al Sector Privado	4.860.000
Directas a Personas	4.860.000
Pensiones y Otros Beneficios Asociados	4.860.000
TOTAL	**206.085.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
27294	Proyecto Geo Venezuela	Informe Técnico	1		69.566.000		4.434.000	74.000.000
27931	Proyecto Andino de Desarrollo Sustentable: Lagunas y Comunidades Rurales de los Altos Andes Venezolanos	Informe Técnico	1	46.085.000			566.000	46.651.000
	TOTAL			46.085.000	69.566.000		5.000.000	120.651.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		70.399.467			70.399.467
02	Gestión Administrativa		5.174.533		5.000.000	10.174.533
03	Previsión y Protección Social		4.860.000			4.860.000
	TOTAL		80.434.000		5.000.000	85.434.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**8**	**103.243.777**
Directivo	1	18.233.964
Profesional y Técnico	3	43.969.645
Administrativo	3	35.640.168
Obrero	1	5.400.000
TOTAL	**8**	**103.243.777**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1**	**4.860.000**
Pensionado	1	4.860.000
TOTAL	**1**	**4.860.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	155.844.331
4.02	Materiales, Suministros y Mercancías	21.603.636
4.03	Servicios no Personales	23.777.033
4.07	Transferencias y Donaciones	4.860.000
	TOTAL	**206.085.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**206.085.000**
Transferencias y Donaciones Corrientes	160.000.000
Del Sector Público	160.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	160.000.000
De la República	150.000.000
Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	150.000.000
De los Entes Descentralizados sin Fines Empresariales	10.000.000
Universidad de Los Andes	10.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	45.085.000
Venta de Otros Bienes y Servicios	45.085.000
Otros Ingresos	1.000.000
Otros Ingresos Ordinarios	1.000.000
B. Gastos Corrientes	**206.085.000**
Gastos de Consumo	201.225.000
Remuneraciones	155.844.331
Sueldos, Salarios y Otras Retribuciones	103.446.277
Beneficios y Complementos de Sueldos y Salarios	21.375.439
Aportes Patronales	8.723.315
Prestaciones Sociales y Otras Indemnizaciones	20.742.900
Asistencia Socioeconómica	1.556.400
Bienes y Servicios	45.380.669
Bienes de Consumo	21.603.636
Servicios no Personales	23.777.033
Transferencias y Donaciones Corrientes	4.860.000
Al Sector Privado	4.860.000
Transferencias Corrientes al Sector Privado	4.860.000
Directas a Personas	4.860.000
Pensiones y Otros Beneficios Asociados	4.860.000
C. Resultado Económico: Equilibrado	

A0107

Autoridad Única de Area Parque Nacional
Archipiélago Los Roques

AUTORIDAD UNICA DE AREA PARQUE NACIONAL ARCHIPIÉLAGO LOS ROQUES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Institución tiene como objetivos ejercer la dirección, ejecución y control del plan de ordenamiento del área del Archipiélago de los Roques y su reglamento de uso; así como la formulación y ejecución del plan de reforma y remodelación del poblado El Gran Roque, estimulando la participación de las organizaciones comunales en la conservación y defensa de los recursos naturales de la zona.

El proyecto de Manejo y Administración del Parque Nacional Archipiélago Los Roques, estima prestar un servicio dirigido fundamentalmente a la satisfacción de las necesidades de la población residente estimada en 1.450 habitantes, así como a la población flotante anual, de 62.400 turistas aproximadamente.

Para el cumplimiento de la gestión presupuestaria correspondiente al Ejercicio Fiscal 2006, este Servicio Autónomo prevé obtener ingresos propios por concepto de venta de servicios por la cantidad de Bs. 3.080.565.420, discriminados de la siguiente manera:

CONCEPTO	Monto (Bs.)
Servicios de Agua	86.730.460
Servicios de Aseo	35.640.000
Servicio Eléctrico	311.248.720
Acceso al Parque	1.721.769.450
Acceso a Embarcaciones	109.932.000
Transporte Aéreo	62.959.830
Concesiones por Operaciones Turísticas	653.072.450
Otros Ingresos de Operación	99.212.510
TOTAL	**3.080.565.420**

Estos recursos, sumados al aporte asignado por el Ministerio del Ambiente y de los Recursos Naturales de Bs. 500.000.000, conforman un presupuesto por el orden de Bs. 3.580.565.420, de los cuales se invertirán Bs. 1.380.226.913 (38,6%) en la ejecución del proyecto Manejo y Administración del Parque Nacional Archipiélago Los Roques, en tanto que para las acciones centralizadas se destinarán Bs. 2.200.338.507 (61,4%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.580.565.420**
Transferencias y Donaciones Corrientes	500.000.000
Del Sector Público	500.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	500.000.000
De la República	500.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	3.080.565.420
Venta de Bienes y Servicios	3.080.565.420
TOTAL	**3.580.565.420**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.017.703.667**
Gastos de Consumo	3.017.703.667
Remuneraciones	2.200.338.507
Sueldos, Salarios y Otras Retribuciones	677.751.243
Beneficios y Complementos de Sueldos y Salarios	566.613.914
Aportes Patronales	89.448.107
Prestaciones Sociales y Otras Indemnizaciones	116.911.196
Asistencia Socioeconómica	498.504.302
Otros Gastos de Personal	251.109.745
Bienes y Servicios	817.365.160
Bienes de Consumo	301.583.327
Servicios no Personales	515.781.833

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**486.583.753**
Inversión Real Directa	486.583.753
Formación Bruta de Capital Fijo	461.583.753
Maquinaria, Equipos y Otros Bienes Muebles	113.050.000
Construcciones de Bienes de Dominio Privado	5.000.000
Construcciones de Bienes de Dominio Público	343.533.753
Bienes Intangibles	25.000.000
Aplicaciones Financieras	**76.278.000**
Disminución de Pasivos	76.278.000
Disminución de Cuentas y Efectos por Pagar	56.199.900
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	56.199.900
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	56.199.900
Disminución de Otros Pasivos	20.078.100
Disminución de Otros Pasivos a Corto Plazo	20.078.100
TOTAL	**3.580.565.420**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
27202	Manejo y Administración del Parque Nacional Archipiélago los Roques	Mantenimiento	3	1.080.226.913	300.000.000			1.380.226.913
	TOTAL			1.080.226.913	300.000.000			1.380.226.913

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.576.628.855	200.000.000			1.776.628.855
02	Gestión Administrativa	423.709.652				423.709.652
	TOTAL	2.000.338.507	200.000.000			2.200.338.507

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**88**	**607.674.119**
Directivo	3	75.249.430
Profesional y Técnico	28	203.302.571
Administrativo	2	18.872.660
Obrero	55	310.249.458
Personal Contratado	**11**	**91.800.000**
Profesional y Técnico	6	67.500.000
Obrero	5	24.300.000
TOTAL	**99**	**699.474.119**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.200.338.507
4.02	Materiales, Suministros y Mercancías	301.583.327
4.03	Servicios no Personales	515.781.833
4.04	Activos Reales	486.583.753
4.11	Disminución de Pasivos	76.278.000
	TOTAL	**3.580.565.420**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.580.565.420**
Transferencias y Donaciones Corrientes	500.000.000
Del Sector Público	500.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	500.000.000
De la República	
Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	500.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Venta de Bienes y Servicios de las Administraciones Públicas	3.080.565.420
Venta de Bienes y Servicios	3.080.565.420
B. Gastos Corrientes	**3.017.703.667**
Gastos de Consumo	3.017.703.667
Remuneraciones	2.200.338.507
Sueldos, Salarios y Otras Retribuciones	677.751.243
Beneficios y Complementos de Sueldos y Salarios	566.613.914
Aportes Patronales	89.448.107
Prestaciones Sociales y Otras Indemnizaciones	116.911.196
Asistencia Socioeconómica	498.504.302
Otros Gastos de Personal	251.109.745
Bienes y Servicios	817.365.160
Bienes de Consumo	301.583.327
Servicios no Personales	515.781.833
C. Resultado Económico: Ahorro/(Desahorro)	**562.861.753**
II. Cuenta Capital	
A. Ingresos de Capital	**562.861.753**
Recursos Propios de Capital	562.861.753
Ahorro en la Cuenta Corriente	562.861.753
B. Gastos de Capital	**486.583.753**
Inversión Real Directa	486.583.753
Formación Bruta de Capital Fijo	461.583.753
Maquinaria, Equipos y Otros Bienes Muebles	113.050.000
Construcciones de Bienes de Dominio Privado	5.000.000
Construcciones de Bienes de Dominio Público	343.533.753
Bienes Intangibles	25.000.000
C. Resultado Financiero: Superávit/(Déficit)	**76.278.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**76.278.000**
Superávit Financiero	76.278.000
B. Aplicaciones Financieras	**76.278.000**
Disminución de Pasivos	76.278.000
Disminución de Cuentas y Efectos por Pagar	56.199.900
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	56.199.900
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	56.199.900
Disminución de Otros Pasivos	20.078.100
Disminución de Otros Pasivos a Corto Plazo	20.078.100

A0324
Fundación de Educación Ambiental

FUNDACIÓN DE EDUCACIÓN AMBIENTAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El objetivo principal de la Fundación consiste en prestar servicios ambientales a instituciones del Sector Público y Privado, así como desarrollar y coordinar programas de educación y divulgación ambiental.

En tal sentido, se continuará fortaleciendo la gestión gerencial con un enfoque de concertación, alianzas estratégicas y de acciones compartidas, y específicamente todo lo que implique apoyo técnico a las distintas estructuras organizativas del Ministerio del Ambiente y de los Recursos Naturales; así como también al Ministerio de Educación, Cultura y Deportes, Gobernaciones, Alcaldías y comunidades escolares y vecinales, empresas privadas y públicas, en materia de conservación y protección del ambiente.

El monto del Presupuesto para el ejercicio fiscal 2006, se ubica en Bs. 1.954.800.000, financiado en su totalidad con recursos propios, el cual se destinará a la ejecución del proyecto denominado "Modernización y Actualización de la Librería de la Fundación de Educación Ambiental.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.950.000.000**
Venta de Bienes y Servicios de las Administraciones Públicas	57.000.000
Venta de Bienes	57.000.000
Rentas de la Propiedad	80.000.000
Intereses	80.000.000
Intereses Internos	80.000.000
Intereses por Depósitos	80.000.000
Otros Ingresos	1.813.000.000
Otros Ingresos Ordinarios	1.813.000.000
Ingresos de Capital	**4.800.000**
Recursos Propios de Capital	4.800.000
Incremento de la Depreciación y Amortización Acumuladas	4.800.000
TOTAL	**1.954.800.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.282.180.000**
Gastos de Consumo	1.250.110.172
Remuneraciones	366.430.172
Sueldos, Salarios y Otras Retribuciones	187.000.000
Beneficios y Complementos de Sueldos y Salarios	63.000.000
Aportes Patronales	27.500.000
Prestaciones Sociales y Otras Indemnizaciones	44.000.000
Asistencia Socioeconómica	44.930.172
Bienes y Servicios	868.880.000
Bienes de Consumo	142.280.000
Servicios no Personales	726.600.000
Depreciación y Amortización	4.800.000
Provisiones y Otros Gastos	10.000.000
Pérdidas de Inventario	10.000.000
Transferencias y Donaciones Corrientes	32.069.828
Al Sector Privado	32.069.828
Transferencias Corrientes al Sector Privado	32.069.828
Directas a Personas	32.069.828
Jubilaciones y Otros Beneficios Asociados	32.069.828
Gastos de Capital	**489.620.000**
Inversión Real Directa	489.620.000
Formación Bruta de Capital Fijo	489.620.000
Maquinaria, Equipos y Otros Bienes Muebles	485.620.000
Construcciones de Bienes de Dominio Público	4.000.000
Aplicaciones Financieras	**183.000.000**
Inversión Financiera	183.000.000
Incremento de Otros Activos Financieros	183.000.000
Incremento de Disponibilidades	183.000.000
Incremento de Bancos	30.250.000
Incremento de Inversiones Temporales	152.750.000
TOTAL	**1.954.800.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Modernización y Actualización de la Librería de la Fundación de Educación Ambiental	Persona Atendida	450.000	1.954.800.000				1.954.800.000
	TOTAL			1.954.800.000				1.954.800.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**12**	**133.956.324**
Directivo	2	44.880.108
Profesional y Técnico	3	28.185.624
Administrativo	7	60.890.592
Personal Contratado	**16**	**140.000.000**
Administrativo	16	140.000.000
TOTAL	**28**	**273.956.324**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**4**	**27.488.424**
Jubilado	4	27.488.424
TOTAL	**4**	**27.488.424**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	366.430.172
4.02	Materiales, Suministros y Mercancías	142.280.000
4.03	Servicios no Personales	726.600.000
4.04	Activos Reales	489.620.000
4.05	Activos Financieros	183.000.000
4.07	Transferencias y Donaciones	32.069.828
4.08	Otros Gastos	14.800.000
	TOTAL	**1.954.800.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.950.000.000**
Venta de Bienes y Servicios de las Administraciones Públicas	57.000.000
Venta de Bienes	57.000.000
Rentas de la Propiedad	80.000.000
Intereses	80.000.000
Intereses Internos	80.000.000
Intereses por Depósitos	80.000.000
Otros Ingresos	1.813.000.000
Otros Ingresos Ordinarios	1.813.000.000
B. Gastos Corrientes	**1.307.180.000**
Gastos de Consumo	1.275.110.172
Remuneraciones	366.430.172
Sueldos, Salarios y Otras Retribuciones	187.000.000
Beneficios y Complementos de Sueldos y Salarios	63.000.000
Aportes Patronales	27.500.000
Prestaciones Sociales y Otras Indemnizaciones	44.000.000
Asistencia Socioeconómica	44.930.172
Bienes y Servicios	868.880.000
Bienes de Consumo	142.280.000
Servicios no Personales	726.600.000
Depreciación y Amortización	4.800.000
Provisiones y Otros Gastos	10.000.000
Pérdidas de Inventario	10.000.000
Variación de Existencias	25.000.000
De Productos Terminados y Existencias	25.000.000
Transferencias y Donaciones Corrientes	32.069.828
Al Sector Privado	32.069.828
Transferencias Corrientes al Sector Privado	32.069.828
Directas a Personas	32.069.828
Jubilaciones y Otros Beneficios Asociados	32.069.828
C. Resultado Económico:Ahorro/(Desahorro)	**642.820.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**672.620.000**
Recursos Propios de Capital	672.620.000
Ahorro en la Cuenta Corriente	642.820.000
Disminución de Existencias	25.000.000
De Productos Terminados y Existencias	25.000.000
Incremento de la Depreciación y Amortización Acumuladas	4.800.000
B. Gastos de Capital	**489.620.000**
Inversión Real Directa	489.620.000
Formación Bruta de Capital Fijo	489.620.000
Maquinaria, Equipos y Otros Bienes Muebles	485.620.000
Construcciones de Bienes de Dominio Público	4.000.000
C. Resultado Financiero:Superávit/(Déficit)	**183.000.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**183.000.000**
Superávit Financiero	183.000.000
B. Aplicaciones Financieras	**183.000.000**
Inversión Financiera	183.000.000
Incremento de Otros Activos Financieros	183.000.000
Incremento de Disponibilidades	183.000.000
Incremento de Bancos	30.250.000
Incremento de Inversiones Temporales	152.750.000

A0343

Fundación Laboratorio Nacional de Hidráulica

FUNDACIÓN LABORATORIO NACIONAL DE HIDRÁULICA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación tiene por objetivo la investigación y el desarrollo en el campo de la ingeniería hidráulica y mecánica de fluidos, la divulgación de nuevos conocimientos en esas materias y la formación de personal especializado.

Para el ejercicio fiscal 2006, el Laboratorio Nacional de Hidráulica estima llevar a cabo una serie de gestiones, orientadas a recuperar su capacidad, a través de la dotación de equipos de medición y computación. De esta manera, servirá de apoyo en la toma de decisiones, para la solución de los problemas de índole hidráulica que se presenten a nivel nacional.

Se ha formulado un Presupuesto de Ingresos y Gastos que asciende a la cantidad de Bs. 2.404.465.072, de los cuales Bs. 300.000.000 se destinarán a la ejecución del proyecto "Recuperación del Laboratorio Nacional de Hidráulica", y Bs. 2.104.465.072 se imputarán a las acciones centralizadas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**2.300.000.000**
Transferencias y Donaciones Corrientes	500.000.000
Del Sector Público	500.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	500.000.000
De la República	500.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	1.800.000.000
Venta de Servicios	1.800.000.000
Ingresos de Capital	**104.465.072**
Recursos Propios de Capital	104.465.072
Incremento de la Depreciación y Amortización Acumuladas	104.465.072
TOTAL	**2.404.465.072**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.831.554.961**
Gastos de Consumo	1.816.974.961
Remuneraciones	1.067.705.324
Sueldos, Salarios y Otras Retribuciones	499.828.693
Aportes Patronales	103.398.139
Prestaciones Sociales y Otras Indemnizaciones	254.611.497
Asistencia Socioeconómica	203.866.995
Otros Gastos de Personal	6.000.000
Bienes y Servicios	644.804.565
Bienes de Consumo	331.117.904
Servicios no Personales	313.686.661
Depreciación y Amortización	104.465.072
Transferencias y Donaciones Corrientes	14.580.000
Al Sector Privado	14.580.000
Transferencias Corrientes al Sector Privado	14.580.000
Directas a Personas	14.580.000
Jubilaciones y Otros Beneficios Asociados	14.580.000
Gastos de Capital	**572.910.111**
Inversión Real Directa	572.910.111
Formación Bruta de Capital Fijo	572.910.111
Maquinaria, Equipos y Otros Bienes Muebles	572.910.111
TOTAL	**2.404.465.072**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25068	Recuperación del Laboratorio Nacional de Hidráulica	Sede / Equipada	1		300.000.000			300.000.000
	TOTAL				300.000.000			300.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	691.720.191	200.000.000			891.720.191
02	Gestión Administrativa	1.198.164.881				1.198.164.881
03	Previsión y Protección Social	14.580.000				14.580.000
	TOTAL	1.904.465.072	200.000.000			2.104.465.072

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**53**	**487.773.360**
Directivo	1	28.800.000
Profesional y Técnico	17	152.073.360
Administrativo	6	48.720.000
De Investigación	9	158.520.000
Obrero	20	99.660.000
TOTAL	**53**	**487.773.360**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**2**	**9.720.000**
Jubilado	2	9.720.000
Obrero	**1**	**4.860.000**
Jubilado	1	4.860.000
TOTAL	**3**	**14.580.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.067.705.324
4.02	Materiales, Suministros y Mercancías	331.117.904
4.03	Servicios no Personales	313.686.661
4.04	Activos Reales	572.910.111
4.07	Transferencias y Donaciones	14.580.000
4.08	Otros Gastos	104.465.072
	TOTAL	**2.404.465.072**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.300.000.000**
Transferencias y Donaciones Corrientes	500.000.000
Del Sector Público	500.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	500.000.000
De la República – Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	500.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	1.800.000.000
Venta de Servicios	1.800.000.000
B. Gastos Corrientes	**1.831.554.961**
Gastos de Consumo	1.816.974.961
Remuneraciones	1.067.705.324
Sueldos, Salarios y Otras Retribuciones	499.828.693
Aportes Patronales	103.398.139
Prestaciones Sociales y Otras Indemnizaciones	254.611.497
Asistencia Socioeconómica	203.866.995
Otros Gastos de Personal	6.000.000
Bienes y Servicios	644.804.565
Bienes de Consumo	331.117.904
Servicios no Personales	313.686.661
Depreciación y Amortización	104.465.072
Transferencias y Donaciones Corrientes	14.580.000
Al Sector Privado	14.580.000
Transferencias Corrientes al Sector Privado	14.580.000
Directas a Personas	14.580.000
Jubilaciones y Otros Beneficios Asociados	14.580.000
C. Resultado Económico:Ahorro/(Desahorro)	**468.445.039**
II. Cuenta Capital	
A. Ingresos de Capital	**572.910.111**
Recursos Propios de Capital	572.910.111
Ahorro en la Cuenta Corriente	468.445.039
Incremento de la Depreciación y Amortización Acumuladas	104.465.072

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**572.910.111**
Inversión Real Directa	572.910.111
Formación Bruta de Capital Fijo	572.910.111
Maquinaria, Equipos y Otros Bienes Muebles	572.910.111
C. Resultado Financiero: Equilibrado	

A0354
Fundación Nacional de Parques Zoológicos y
Acuarios

FUNDACIÓN NACIONAL DE PARQUES ZOOLÓGICOS Y ACUARIOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación tiene como objetivo central, conservar efectivamente nuestra fauna silvestre, fomentando el desarrollo de los zoológicos, acuarios y centros de cría y promocionando alianzas estratégicas con diferentes organizaciones, nacionales e internacionales, para el logro de las metas propuestas.

Para lograr tales propósitos, el Presupuesto 2006 fue implementado con base en dos grandes proyectos:
Centro de Conservación del Orinoco
Modernización de los Zoológicos y Acuarios Venezolanos, Hacia su Efectiva Transformación en Centros de Conservación Ex Situ o Ecoparques

El proyecto de construcción del Centro de Conservación del Orinoco, localizado en Ciudad Bolívar, Estado Bolívar, conjuntamente y en armonía con el proyecto Acuario del Orinoco, tiene su origen en el convenio internacional de cooperación suscrito con el Dallas World Aquarium, para la construcción del Centro de Rehabilitación del Manatí y el Centro de Reproducción de Aves. Para la ejecución de este importante proyecto, se hará necesaria la contratación de diferentes servicios profesionales externos para la realización del seguimiento, evaluaciones y supervisiones respectivas; así como para el diseño e implementación de la administración y gestión del centro, una vez comience sus actividades.

El proyecto de Modernización de Zoológicos y Acuarios, se desarrollará con base en acciones que optimicen el funcionamiento de estos centros, promoviendo y apoyando su transformación hacia zoológicos de tercera generación o bioparques, a fin de que cumplan su misión prioritaria de investigadores en los programas de conservación de la biodiversidad; así mismo, que incorporen a sus actividades el componente educativo, fundamental para la protección y conservación de especies y ecosistemas, fortaleciendo el conocimiento sobre la diversidad zoológica, su valor e importancia ecológica y social en las poblaciones.

Acorde con los lineamientos emanados del MARN, como órgano rector en materia ambiental nacional, se contempla la óptima utilización de los recursos presupuestarios que respaldan la actuación de la Fundación, a los efectos de garantizar la asistencia técnica, veterinaria y legal demandada por sus áreas de atención. En congruencia con el marco de actuación definido, se atenderán los requerimientos emanados de los Gobiernos Estatales y Locales, así como de cualesquiera otros entes particulares que soliciten asistencia, en consonancia con su esfera de competencias y marco legal de actuación.

Para la ejecución de las acciones específicas previstas en los proyectos a desarrollar en 2006, se estimaron ingresos por la cantidad de Bs. 178.938.340, los cuales están distribuidos así: a.- Aporte del Ejecutivo Nacional Bs. 60.000.000, b.- Ingresos Propios del Ente Bs. 118.238.340 y c.- Otros recursos Bs. 700.000.

En atención a los principios de la racionalización y reducción del gasto corriente, desde el año 2000 se ha mantenido una política administrativa caracterizada por un estricto control, sin detrimento de las metas programadas y optimizando los resultados de gestión.

Los gastos y aplicaciones están distribuidos de la siguiente manera: Gastos de Personal Bs. 69.404.580, Materiales, Suministros y Mercancías Bs. 19.677.500, Servicios no Personales Bs. 79.308.500, Gastos de Depreciación y Amortización Bs. 700.000, Activos Reales Bs. 3.500.000, Incremento de Bancos Bs. 700.000 y Disminución de Pasivos Bs. 5.647.760.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**178.238.340**
Transferencias y Donaciones Corrientes	60.000.000
Del Sector Público	60.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	60.000.000
De la República	60.000.000
Otros Ingresos	118.238.340
Otros Ingresos Ordinarios	118.238.340
Ingresos de Capital	**700.000**
Recursos Propios de Capital	700.000
Incremento de la Depreciación y Amortización Acumuladas	700.000
TOTAL	**178.938.340**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**169.090.580**
Gastos de Consumo	169.090.580
Remuneraciones	69.404.580
Sueldos, Salarios y Otras Retribuciones	36.000.000
Beneficios y Complementos de Sueldos y Salarios	13.705.800
Aportes Patronales	3.798.780
Prestaciones Sociales y Otras Indemnizaciones	9.000.000
Asistencia Socioeconómica	6.900.000
Bienes y Servicios	98.986.000
Bienes de Consumo	19.677.500
Servicios no Personales	79.308.500

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Depreciación y Amortización	700.000
Gastos de Capital	**3.500.000**
Inversión Real Directa	3.500.000
Formación Bruta de Capital Fijo	3.500.000
Maquinaria, Equipos y Otros Bienes Muebles	3.500.000
Aplicaciones Financieras	**6.347.760**
Inversión Financiera	700.000
Incremento de Otros Activos Financieros	700.000
Incremento de Disponibilidades	700.000
Incremento de Bancos	700.000
Disminución de Pasivos	5.647.760
Disminución de Cuentas y Efectos por Pagar	5.647.760
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	5.647.760
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	5.647.760
TOTAL	**178.938.340**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Fnza-01	Construcción del "Centro de Conservación del Orinoco"	Centro/equipo	1	60.284.382	20.000.000			80.284.382
Fnza-02	Modernización de los Zoológicos y Acuarios Venezolanos, Hacia su Efectiva Transformación en Centros de Conservación Ex Situ o Ecoparques	Estudio / Diagnóstico	17	58.653.958	40.000.000			98.653.958
	TOTAL			118.938.340	60.000.000			178.938.340

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**3**	**30.600.000**
Directivo	1	15.600.000
Profesional y Técnico	1	5.400.000
Administrativo	1	9.600.000
Personal Fijo a Tiempo Parcial	**1**	**5.400.000**
Profesional y Técnico	1	5.400.000
TOTAL	**4**	**36.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	69.404.580
4.02	Materiales, Suministros y Mercancías	19.677.500
4.03	Servicios no Personales	79.308.500
4.04	Activos Reales	3.500.000
4.05	Activos Financieros	700.000
4.08	Otros Gastos	700.000
4.11	Disminución de Pasivos	5.647.760
	TOTAL	**178.938.340**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**178.238.340**
Transferencias y Donaciones Corrientes	60.000.000
Del Sector Público	60.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	60.000.000
De la República - Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	60.000.000
Otros Ingresos	118.238.340
Otros Ingresos Ordinarios	118.238.340
B. Gastos Corrientes	**169.090.580**
Gastos de Consumo	169.090.580
Remuneraciones	69.404.580
Sueldos, Salarios y Otras Retribuciones	36.000.000
Beneficios y Complementos de Sueldos y Salarios	13.705.800
Aportes Patronales	3.798.780
Prestaciones Sociales y Otras Indemnizaciones	9.000.000
Asistencia Socioeconómica	6.900.000
Bienes y Servicios	98.986.000
Bienes de Consumo	19.677.500
Servicios no Personales	79.308.500
Depreciación y Amortización	700.000
C. Resultado Económico:Ahorro/(Desahorro)	**9.147.760**
II. Cuenta Capital	
A. Ingresos de Capital	**9.847.760**
Recursos Propios de Capital	9.847.760
Ahorro en la Cuenta Corriente	9.147.760
Incremento de la Depreciación y Amortización Acumuladas	700.000
B. Gastos de Capital	**3.500.000**
Inversión Real Directa	3.500.000
Formación Bruta de Capital Fijo	3.500.000
Maquinaria, Equipos y Otros Bienes Muebles	3.500.000
C. Resultado Financiero:Superávit/(Déficit)	**6.347.760**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**6.347.760**
Superávit Financiero	6.347.760
B. Aplicaciones Financieras	**6.347.760**
Inversión Financiera	700.000
Incremento de Otros Activos Financieros	700.000
Incremento de Disponibilidades	700.000
Incremento de Bancos	700.000
Disminución de Pasivos	5.647.760
Disminución de Cuentas y Efectos por Pagar	5.647.760
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	5.647.760
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	5.647.760

A0406

Fundación Laboratorio Nacional de Productos Forestales

FUNDACIÓN LABORATORIO NACIONAL DE PRODUCTOS FORESTALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Laboratorio Nacional de Productos Forestales tiene como objetivo principal, el estudio e investigación para determinar las propiedades y aplicaciones industriales de los productos forestales, primordialmente de la madera.

La política presupuestaria para el año 2006, está en función de las necesidades que presenta el Laboratorio en cada una de sus secciones, entre ellas se encuentran: Administración, aglomerados aserrado, bioenergía, carpintería, dirección, ensayos, patología, preservación y secado.

Para cumplir los objetivos propuestos, la Fundación requiere disponer de los materiales y suministros, para realizar las actividades del día, invertir en la adquisición de madera y otros bienes, para practicar los estudios sobre las propiedades y aplicaciones industriales, de igual manera, es fundamental cubrir los gastos de servicios no personales para darle continuidad a las actividades que se desempeñan en las diversas secciones de la Institución y por último, se hace imprescindible contar con los activos reales adecuados, frente a la exigencia tecnológica de las ciencias forestales y ambientales.

La gestión presupuestaria centrará su atención en garantizar el cumplimiento de los siguientes propósitos:

- Apoyar la docencia de pre y postgrado en la mención de tecnología de productos forestales.
- Investigar tecnológicamente para solucionar los problemas de las áreas forestales.
- Asesorar a industriales, entes públicos y privados.
- Prestar servicios a la industria forestal.
- Transformar matera prima en productos forestales con valor agregado.

El Presupuesto de ingresos y gastos se ha estimado en Bs. 22.250.000, destinado en su totalidad a la ejecución de proyectos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**20.000.000**
Venta de Bienes y Servicios de las Administraciones Públicas	20.000.000
Venta de Bienes	20.000.000
Recursos de Capital	**2.250.000**
Incremento de la Depreciación y Amortización Acumuladas	2.250.000
TOTAL	**22.250.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**16.800.000**
Gastos de Consumo	14.550.000
Remuneraciones	7.613.000
Sueldos, Salarios y Otras Retribuciones	7.613.000
Bienes y Servicios	6.937.000
Bienes de Consumo	3.417.000
Servicios no Personales	3.520.000
Depreciación y Amortización	2.250.000
Gastos de Capital	**5.450.000**
Inversión Real Directa	5.450.000
Formación Bruta de Capital Fijo	5.450.000
Maquinaria, Equipos y Otros Bienes Muebles	5.450.000
TOTAL	**22.250.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
28343	Utilización del Fuste del Eucaliptus Urophylla para la Fabricación de Tableros de Partículas Para Cerramientos de Casas Progresivas de Interés Social	M2	50.000	22.250.000				22.250.000
	TOTAL			22.250.000				22.250.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
	TOTAL					

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Contratado	**3**	**7.613.000**
Profesional y Técnico	1	2.266.000
Obrero	2	5.347.000
TOTAL	**3**	**7.613.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	7.613.000
4.02	Materiales, Suministros y Mercancías	3.417.000
4.03	Servicios no Personales	3.520.000
4.04	Activos Reales	5.450.000
4.08	Otros Gastos	2.250.000
	TOTAL	**22.250.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**20.000.000**
Venta de Bienes y Servicios de las Administraciones Públicas	20.000.000
Venta de Bienes	20.000.000
B. Gastos Corrientes	**16.800.000**
Gastos de Consumo	14.550.000
Remuneraciones	7.613.000
Sueldos, Salarios y Otras Retribuciones	7.613.000
Bienes y Servicios	6.937.000
Bienes de Consumo	3.417.000
Servicios no Personales	3.520.000
Depreciación y Amortización	2.250.000
C. Resultado Económico: Ahorro/(Desahorro)	**3.200.000**
II. Cuenta Capital	
A. Ingresos de Capital	**5.450.000**
Recursos Propios de Capital	5.450.000
Ahorro en la Cuenta Corriente	3.200.000
Incremento de la Depreciación y Amortización Acumuladas	2.250.000
B. Gastos de Capital	**5.450.000**
Inversión Real Directa	5.450.000
Formación Bruta de Capital Fijo	5.450.000
Maquinaria, Equipos y Otros Bienes Muebles	5.450.000
C. Resultado Financiero: Equilibrado	

A0909

Instituto Geográfico de Venezuela “Simón Bolívar”

INSTITUTO GEOGRÁFICO DE VENEZUELA "SIMÓN BOLÍVAR"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el Ejercicio Fiscal 2006, el IGVSB tiene previsto recursos por el orden de los **ONCE MIL CIENTO SETENTA Y DOS MILLONES OCHOCIENTOS NOVENTA Y CINCO MIL OCHOCIENTOS OCHENTA Y CINCO BOLIVARES (Bs. 11.172.895.885)**, provenientes de las siguientes fuentes de financiamiento:

- Aporte del Ejecutivo Nacional (recursos ordinarios): Bs. 7.000.000.000.

- Ingresos propios, por concepto de venta de productos cartográficos, prestación de servicios y generación de intereses por colocaciones financieras, Bs. 3.300.000.000 y disminución de caja y bancos Bs. 872.895.885.

El Instituto tiene previsto adelantar proyectos vitales para el desarrollo del país, con el objetivo de dar respuestas a las necesidades de información de los entes públicos del Estado venezolano, utilizando como insumo información sistematizada, veraz y certificada. Estos proyectos son los siguientes:

- Generación y Actualización de la Información Cartográfica Digital del Territorio Nacional, con una inversión de Bs. 5.203.737.531.

- Fortalecimiento del Sistema Nacional de Catastro, por un monto de Bs. 2.500.000.000.

En total, se invertirán Bs. 7.703.737.531, lo que representa el 69% del Presupuesto 2006, mientras que para las acciones centralizadas se destinarán Bs. 3.469.158.354 (31%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**7.800.000.000**
Transferencias y Donaciones Corrientes	4.500.000.000
Del Sector Público	4.500.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.500.000.000
De la República	4.500.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	2.500.000.000
Venta de Bienes	1.500.000.000
Venta de Servicios	1.000.000.000
Rentas de la Propiedad	800.000.000
Intereses	800.000.000
Intereses Internos	800.000.000
Intereses por Depósitos	800.000.000
Ingresos de Capital	**2.500.000.000**
Transferencias y Donaciones de Capital	2.500.000.000
Transferencias de Capital Recibidas del Sector Público	2.500.000.000
De la República	2.500.000.000
Fuentes Financieras	**872.895.885**
Disminución de la Inversión Financiera	872.895.885
Disminución de Otros Activos Financieros	872.895.885
Disminución de Disponibilidades	872.895.885
Disminución de Caja	872.895.885
TOTAL	**11.172.895.885**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.451.097.901**
Gastos de Consumo	3.236.342.122
Remuneraciones	2.965.712.796
Sueldos, Salarios y Otras Retribuciones	965.712.796
Beneficios y Complementos de Sueldos y Salarios	527.250.000
Aportes Patronales	165.314.000
Prestaciones Sociales y Otras Indemnizaciones	764.436.000
Asistencia Socioeconómica	540.000.000
Otros Gastos de Personal	3.000.000
Bienes y Servicios	270.629.326
Bienes de Consumo	70.629.326
Servicios no Personales	200.000.000
Transferencias y Donaciones Corrientes	214.755.779
Al Sector Privado	214.755.779
Transferencias Corrientes al Sector Privado	214.755.779
Directas a Personas	214.755.779
Pensiones y Otros Beneficios Asociados	7.531.808
Jubilaciones y Otros Beneficios Asociados	207.223.971
Gastos de Capital	**7.703.737.531**
Inversión Real Directa	7.703.737.531
Formación Bruta de Capital Fijo	7.703.737.531
Maquinaria, Equipos y Otros Bienes Muebles	870.500.000
Producción Propia (gastos Capitalizables)	6.833.237.531
Remuneraciones	3.450.287.204
Sueldos, Salarios y Otras Retribuciones	2.154.939.214
Beneficios y Complementos de Sueldos y Salarios	953.000.000
Aportes Patronales	85.000.000
Prestaciones Sociales y Otras Indemnizaciones	217.247.000
Asistencia Socioeconómica	40.100.990
Bienes y Servicios	3.382.950.327
Bienes de Consumo	997.000.000
Servicios no Personales	2.385.950.327
Aplicaciones Financieras	**18.060.453**
Disminución de Pasivos	18.060.453
Disminución de Cuentas y Efectos por Pagar	18.060.453
Disminución de Otras Cuentas y Efectos por Pagar	18.060.453
Disminución de Obligaciones de Ejercicios Anteriores	18.060.453
TOTAL	**11.172.895.885**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
22875	Generación y Actualización de la Información Cartográfica Digital del Territorio Nacional	Base de Dato	35	2.503.737.531	2.700.000.000			5.203.737.531
31296	Fortalecimiento del Sistema Nacional de Catastro	Porcentaje	100		2.500.000.000			2.500.000.000
	TOTAL			2.503.737.531	5.200.000.000			7.703.737.531

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.165.712.796	1.800.000.000			2.965.712.796
02	Gestión Administrativa	288.689.779				288.689.779
03	Previsión y Protección Social	214.755.779				214.755.779
	TOTAL	1.669.158.354	1.800.000.000			3.469.158.354

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**266**	**3.712.122.090**
Directivo	17	538.627.363
Profesional y Técnico	172	2.668.179.824
Administrativo	31	190.597.148
Obrero	46	314.717.755
Personal Contratado	**19**	**192.529.920**
Profesional y Técnico	12	162.665.892
Administrativo	3	15.284.028
Obrero	4	14.580.000
TOTAL	285	3.904.652.010

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**10**	**125.967.252**
Jubilado	9	121.107.252
Pensionado	1	4.860.000
Obrero	**1**	**4.860.000**
Jubilado	1	4.860.000
TOTAL	11	130.827.252

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	6.416.000.000
4.02	Materiales, Suministros y Mercancías	1.067.629.326
4.03	Servicios no Personales	2.585.950.327
4.04	Activos Reales	870.500.000
4.07	Transferencias y Donaciones	214.755.779
4.11	Disminución de Pasivos	18.060.453
	TOTAL	11.172.895.885

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.800.000.000**
Transferencias y Donaciones Corrientes	4.500.000.000
Del Sector Público	4.500.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.500.000.000
De la República- Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	4.500.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.500.000.000
Venta de Bienes	1.500.000.000
Venta de Servicios	1.000.000.000
Rentas de la Propiedad	800.000.000
Intereses	800.000.000
Intereses Internos	800.000.000
Intereses por Depósitos	800.000.000
B. Gastos Corrientes	**3.451.097.901**
Gastos de Consumo	3.236.342.122
Remuneraciones	2.965.712.796
Sueldos, Salarios y Otras Retribuciones	965.712.796
Beneficios y Complementos de Sueldos y Salarios	527.250.000
Aportes Patronales	165.314.000
Prestaciones Sociales y Otras Indemnizaciones	764.436.000
Asistencia Socioeconómica	540.000.000
Otros Gastos de Personal	3.000.000
Bienes y Servicios	270.629.326
Bienes de Consumo	70.629.326
Servicios no Personales	200.000.000
Transferencias y Donaciones Corrientes	214.755.779
Al Sector Privado	214.755.779
Transferencias Corrientes al Sector Privado	214.755.779
Directas a Personas	214.755.779
Pensiones y Otros Beneficios Asociados	7.531.808
Jubilaciones y Otros Beneficios Asociados	207.223.971
C. Resultado Económico:Ahorro/(Desahorro)	**4.348.902.099**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**6.848.902.099**
Recursos Propios de Capital	4.348.902.099
Ahorro en la Cuenta Corriente	4.348.902.099
Transferencias y Donaciones de Capital	2.500.000.000
Transferencias de Capital Recibidas del Sector Público	2.500.000.000
De la República – Ministerio del Ambiente y de los Recursos Naturales (Recursos Ordinarios)	2.500.000.000
B. Gastos de Capital	**7.703.737.531**
Inversión Real Directa	7.703.737.531
Formación Bruta de Capital Fijo	7.703.737.531
Maquinaria, Equipos y Otros Bienes Muebles	870.500.000
Producción Propia (gastos Capitalizables)	6.833.237.531
Remuneraciones	3.450.287.204
Sueldos, Salarios y Otras Retribuciones	2.154.939.214
Beneficios y Complementos de Sueldos y Salarios	953.000.000
Aportes Patronales	85.000.000
Prestaciones Sociales y Otras Indemnizaciones	217.247.000
Asistencia Socioeconómica	40.100.990
Bienes y Servicios	3.382.950.327
Bienes de Consumo	997.000.000
Servicios no Personales	2.385.950.327
C. Resultado Financiero:Superávit/(Déficit)	**(854.835.432)**
III. Cuenta Financiera	
A. Fuentes Financieras	**872.895.885**
Disminución de la Inversión Financiera	872.895.885
Disminución de Otros Activos Financieros	872.895.885
Disminución de Disponibilidades	872.895.885
Disminución de Caja	872.895.885
B. Aplicaciones Financieras	**872.895.885**
Disminución de Pasivos	18.060.453
Disminución de Cuentas y Efectos por Pagar	18.060.453
Disminución de Otras Cuentas y Efectos por Pagar	18.060.453
Disminución de Obligaciones de Ejercicios Anteriores	18.060.453
Déficit Financiero	854.835.432

25
Procuraduría General de la República

A0403
Fundación Procuraduría

FUNDACIÓN PROCURADURÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

FUNDAPROCURADURIA es una Fundación adscrita a la Procuraduría General de la República, cuyo objetivo consiste en la elaboración de estudios jurídicos especiales que le sean encomendados por entes públicos o privados; realizar trabajos de investigación en el área jurídica en coordinación con otros entes públicos o privados; capacitar y desarrollar, en el área de la Ciencia Jurídica, a los abogados que presten servicio en la Administración Pública Nacional y a aquellos que deseen ampliar su formación mediante la organización de cursos, talleres, foros, seminarios, simposios y congresos que contribuyan a su perfil integral y cualquier otra actividad relacionada con el desarrollo de las ciencias jurídicas.

Entre los aspectos mas relevantes de la Politica Presupuestaria de FUNDA-PROCURADURIA, destaca que las remuneraciones y las incidencias presupuestarias generadas por el personal que labora en la Fundación son cubiertas con recursos de la Procuraduría General de la República, ya que desde el año 1997 dicho personal pertenece a su nómina.

La autonomía de gestión financiera y presupuestaria de la Fundación estará bajo el control jerárquico de la Procuraduría General de la República, la cual comprende la realización de eventos docentes y ventas de publicaciones propias y su presupuesto de ingresos estará conformado por un aporte del Ejecutivo Nacional de Bs. 300,0 millones, Bs. 84,0 millones de ingresos por actividades propias y recursos por depreciación por Bs. 17,1 millones.

Los gastos corrientes totalizan Bs. 272,1 millones, siendo los conceptos más significativos los correspondientes a bienes de consumo por Bs. 105,0 millones, necesarios para la compra de papelería y materiales requeridos para el apoyo a los diferentes cursos y talleres que se dictan y servicios no personales por Bs. 150,0 millones, ya que aquí se imputan los servicios de imprenta y reproducción, a través de los cuales se obtienen las publicaciones y el material didáctico que se reproduce para las jornadas de actualización jurídica; los gastos de capital se ubican en Bs. 45,0 millones y el incremento de disponibilidades por Bs. 84,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**384.000.000**
Transferencias y Donaciones Corrientes	300.000.000
Del Sector Público	300.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	300.000.000
De la República	300.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	84.000.000
Venta de Bienes	42.000.000
Venta de Servicios	42.000.000
Ingresos de Capital	**17.097.040**
Recursos Propios de Capital	17.097.040
Incremento de la Depreciación y Amortización Acumuladas	17.097.040
TOTAL	**401.097.040**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**272.097.040**
Gastos de Consumo	272.097.040
Bienes y Servicios	255.000.000
Bienes de Consumo	105.000.000
Servicios no Personales	150.000.000
Depreciación y Amortización	17.097.040
Gastos de Capital	**45.000.000**
Inversión Real Directa	45.000.000
Formación Bruta de Capital Fijo	45.000.000
Maquinaria, Equipos y Otros Bienes Muebles	45.000.000
Aplicaciones Financieras	**84.000.000**
Inversión Financiera	84.000.000
Incremento de Otros Activos Financieros	84.000.000
Incremento de Disponibilidades	84.000.000
Incremento de Bancos	84.000.000
TOTAL	**401.097.040**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0000007	Prestación del Servicio Educativo Para Llevar a Cabo Actividades Complementarias en el Área Jurídica y Afines	Capacitación	42	101.097.040	300.000.000			401.097.040
	TOTAL			101.097.040	300.000.000			401.097.040

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.02	Materiales, Suministros y Mercancías	105.000.000
4.03	Servicios no Personales	150.000.000
4.04	Activos Reales	45.000.000
4.05	Activos Financieros	84.000.000
4.08	Otros Gastos	17.097.040
	TOTAL	**401.097.040**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**384.000.000**
Transferencias y Donaciones Corrientes	300.000.000
Del Sector Público	300.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	300.000.000
De la República	300.000.000
- Recursos Ordinarios	300.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	84.000.000
Venta de Bienes	42.000.000
Venta de Servicios	42.000.000
B. Gastos Corrientes	**272.097.040**
Gastos de Consumo	272.097.040
Bienes y Servicios	255.000.000
Bienes de Consumo	105.000.000
Servicios no Personales	150.000.000
Depreciación y Amortización	17.097.040
C. Resultado Económico: Ahorro/(Desahorro)	**111.902.960**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**129.000.000**
Recursos Propios de Capital	129.000.000
Ahorro en la Cuenta Corriente	111.902.960
Incremento de la Depreciación y Amortización Acumuladas	17.097.040
B. Gastos de Capital	**45.000.000**
Inversión Real Directa	45.000.000
Formación Bruta de Capital Fijo	45.000.000
Maquinaria, Equipos y Otros Bienes Muebles	45.000.000
C. Resultado Financiero: Superávit/(Déficit)	**84.000.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**84.000.000**
Superávit Financiero	84.000.000
B. Aplicaciones Financieras	**84.000.000**
Inversión Financiera	84.000.000
Incremento de Otros Activos Financieros	84.000.000
Incremento de Disponibilidades	84.000.000
Incremento de Bancos	84.000.000

26
Ministerio del Interior y Justicia

A0003
Instituto Autónomo Caja de Trabajo Penitenciario

INSTITUTO AUTÓNOMO CAJA DE TRABAJO PENITENCIARIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Autónomo Caja de Trabajo Penitenciario tiene como objetivo fundamental la rehabilitación del recluso mediante el programa de labor-terapia, ejecutado en la mayoría de los establecimientos penitenciarios del país. Este objetivo se lleva a cabo mediante la ocupación laboral de los reclusos en los diversos programas, como organización y proyectos del trabajo agropecuario, industrial, artesanal y comercial.

La Institución estima un presupuesto de ingresos por Bs. 7.903,8 millones, estructurado en ingresos corrientes por Bs. 7.745,2 millones, los cuales incluyen Bs. 6.701,5 millones de aporte del Ejecutivo Nacional, por actividades propias Bs. 976,5 millones y otros ingresos Bs. 67,2 millones. Asimismo, se proyectan Bs. 158,6 millones de recursos propios de capital.

El Gasto presupuestado se compone en Corrientes Bs. 6.208,0 millones, de Capital Bs. 652,1 millones y Aplicaciones Financieras por Bs. 1.043,7 millones.

Los recursos proyectados estarán orientados a cumplir con su objetivo principal, en tal sentido dirigirá su esfuerzo a la rehabilitación integral de dos mil (2.000) reclusos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**7.745.150.538**
Transferencias y Donaciones Corrientes	6.701.500.000
Del Sector Público	6.701.500.000
Transferencias Corrientes Internas Recibidas del Sector Público	6.701.500.000
De la República	6.701.500.000
Venta de Bienes y Servicios de las Administraciones Publicas	976.450.538
Venta de Otros Bienes y servicios	976.450.538
Rentas de la Propiedad	67.200.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	67.200.000
Alquileres	67.200.000
Ingresos de Capital	**158.636.000**
Recursos Propios de Capital	158.636.000
Incremento de la Depreciación y Amortización Acumuladas	158.636.000
TOTAL	**7.903.786.538**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**6.208.042.530**
Gastos de Consumo	5.055.821.504
Remuneraciones	2.984.519.300
Sueldos, Salarios y Otras Retribuciones	1.559.435.996
Beneficios y Complementos de Sueldos y Salarios	504.160.685
Aportes Patronales	159.297.529
Prestaciones Sociales y Otras Indemnizaciones	279.167.734
Asistencia Socioeconómica	482.457.356
Bienes y Servicios	1.912.666.204
Bienes de Consumo	1.096.350.434
Servicios no Personales	816.315.770
Depreciación y Amortización	158.636.000
Transferencias y Donaciones Corrientes	1.152.221.026
Al Sector Privado	1.152.221.026
Transferencias Corrientes al Sector Privado	477.221.026
Directas a Personas	477.221.026
Pensiones y Otros Beneficios Asociados	112.805.000
Jubilaciones y Otros Beneficios Asociados	364.416.026
Donaciones Corrientes al Sector Privado	675.000.000
Donaciones a Personas	675.000.000
Gastos de Capital	**652.093.470**
Inversión Real Directa	652.093.470
Formación Bruta de Capital Fijo	618.000.000
Maquinaria, Equipos y Otros Bienes Muebles	608.000.000
Construcciones de Bienes del Dominio Público	10.000.000
Bienes Intangibles	34.093.470
Aplicaciones Financieras	**1.043.650.538**
Inversión Financiera	854.650.538
Incremento de Otros Activos Financieros	854.650.538
Incremento de Disponibilidades	854.650.538
Incremento de Caja	854.650.538
Disminución de Pasivos	189.000.000
Disminución de Cuentas y Efectos por Pagar	189.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	189.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	140.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	49.000.000
TOTAL	**7.903.786.538**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25927	Programa Para la Incorporación Laboral de la Población Penitenciaria a Nivel Nacional	Interno	2.000		3.769.900.000			3.769.900.000
	TOTAL				3.769.900.000			3.769.900.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.639.163.204			1.639.163.204
02	Gestión Administrativa	1.202.286.538	815.215.770			2.017.502.308
03	Previsión y Protección Social		477.221.026			477.221.026
	TOTAL	1.202.286.538	2.931.600.000			4.133.886.538

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**135**	**1.008.440.270**
Directivo	11	203.201.154
Profesional y Técnico	65	341.370.642
Administrativo	29	279.245.732
Obrero	30	184.622.742
Personal Contratado	**20**	**235.280.000**
Directivo	2	48.000.000
Profesional y Técnico	3	54.000.000
Administrativo	2	28.880.000
De Investigación	13	104.400.000
TOTAL	**155**	**1.243.720.270**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**29**	**141.328.908**
Jubilado	24	117.028.908
Pensionado	5	24.300.000
Obrero	**7**	**34.020.000**
Jubilado	7	34.020.000
TOTAL	**36**	**175.348.908**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.984.519.300
4.02	Materiales, Suministros y Mercancías	1.096.350.434
4.03	Servicios no Personales	816.315.770
4.04	Activos Reales	652.093.470
4.05	Activos Financieros	854.650.538
4.07	Transferencias y Donaciones	1.152.221.026
4.08	Otros Gastos	158.636.000
4.11	Disminución de Pasivos	189.000.000
	TOTAL	**7.903.786.538**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.745.150.538**
Transferencias y Donaciones Corrientes	6.701.500.000
Del Sector Público	6.701.500.000
Transferencias Corrientes Internas Recibidas del Sector Público	6.701.500.000
De la República	6.701.500.000
-Recursos Ordinarios	6.701.500.000
Venta de Bienes y Servicios de las Administraciones Publicas	976.450.538
Venta de Otros Bienes y servicios	976.450.538
Rentas de la Propiedad	67.200.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	67.200.000
Alquileres	67.200.000
B. Gastos Corrientes	**6.201.708.282**
Gastos de Consumo	5.049.487.256
Remuneraciones	2.984.519.300
Sueldos, Salarios y Otras Retribuciones	1.559.435.996
Beneficios y Complementos de Sueldos y Salarios	504.160.685
Aportes Patronales	159.297.529
Prestaciones Sociales y Otras Indemnizaciones	279.167.734
Asistencia Socioeconómica	482.457.356
Bienes y Servicios	1.912.666.204
Bienes de Consumo	1.096.350.434
Servicios no Personales	816.315.770
Depreciación y Amortización	158.636.000
Variación de Existencias	(6.334.248)
De Materias Primas y Materiales y Suministros	(6.334.248)
Transferencias y Donaciones Corrientes	1.152.221.026
Al Sector Privado	1.152.221.026
Transferencias Corrientes al Sector Privado	477.221.026
Directas a Personas	477.221.026
Pensiones y Otros Beneficios Asociados	112.805.000
Jubilaciones y Otros Beneficios Asociados	364.416.026
Donaciones Corrientes al Sector Privado	675.000.000
Donaciones a Personas	675.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**1.543.442.256**

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**1.702.078.256**
Recursos Propios de Capital	1.702.078.256
Ahorro en la Cuenta Corriente	1.543.442.256
Incremento de la Depreciación y Amortización Acumuladas	158.636.000
B. Gastos de Capital	**658.427.718**
Inversión Real Directa	658.427.718
Formación Bruta de Capital Fijo	618.000.000
Maquinaria, Equipos y Otros Bienes Muebles	608.000.000
Construcciones de Bienes del Dominio Público	10.000.000
Incremento de Existencias	6.334.248
De Materias Primas y Materiales y Suministros	6.334.248
Bienes Intangibles	34.093.470
C. Resultado Financiero: Superávit/(Déficit)	**1.043.650.538**
III. Cuenta Financiera	
A. Fuentes Financieras	**1.043.650.538**
Superávit Financiero	1.043.650.538
B. Aplicaciones Financieras	**1.043.650.538**
Inversión Financiera	854.650.538
Incremento de Otros Activos Financieros	854.650.538
Incremento de Disponibilidades	854.650.538
Incremento de Caja	854.650.538
Disminución de Pasivos	189.000.000
Disminución de Cuentas y Efectos por Pagar	189.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	189.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	140.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	49.000.000

A0054
Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

INSTITUTO AUTÓNOMO DE PREVISIÓN SOCIAL DEL CUERPO DE INVESTIGACIONES CIENTÍFICAS, PENALES Y CRIMINALÍSTICAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas, continuará prestando los servicios de previsión social y asistencia médica a todo el personal activo y pasivo del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas (CICPC), y seguirá administrando el fondo de jubilaciones y pensiones; promoverá además programas que ayuden a resolver los problemas educacionales, culturales y de esparcimiento de los afiliados y sus familiares inmediatos.

El presupuesto 2006 alcanza a la cantidad de Bs. 49.477,7 millones, el cual tendrá como fuente de de financiamiento un aporte del Ejecutivo Nacional por Bs. 34.490,2 millones que se destinará al proyecto "Mantenimiento del Subsistema de Jubilaciones y Pensiones para el Personal del CICPC"; además, se estiman Bs. 6.468,0 millones de aportes y contribuciones; Bs. 1.490,4 millones de intereses y otros ingresos ordinarios; por recursos propios de capital Bs. 138,2 millones y por fuentes financieras Bs. 6.890,9 millones.

Los gastos proyectados del Instituto se componen de gastos corrientes Bs. 37.316,4 millones; gastos de capital por Bs. 225,8 millones y aplicaciones financieras Bs. 11.935,5 millones.

Se prevé cancelar pensiones a un total de 2.715 jubilados y pensionados, además de prestar servicios médicos y odontológicos al personal activo, jubilado, pensionado y familiares inmediatos del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**42.448.600.000**
Transferencias y Donaciones Corrientes	34.490.200.000
Del Sector Público	34.490.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	34.490.200.000
De la República	34.490.200.000
Ingresos no Tributarios	6.468.000.000
Ingresos por Aportes y Contribuciones a la Seguridad Social	6.468.000.000
Rentas de la Propiedad	1.449.600.000
Intereses	1.449.600.000
Intereses Internos	1.449.600.000
Intereses por Préstamos	9.600.000
Intereses por Títulos-valores	1.440.000.000
Otros Ingresos	40.800.000
Otros Ingresos Ordinarios	40.800.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos de Capital	**138.212.317**
Recursos Propios de Capital	138.212.317
Incremento de la Depreciación y Amortización Acumuladas	138.212.317
Fuentes Financieras	**6.890.840.623**
Disminución de la Inversión Financiera	6.484.340.628
Disminución de Otros Activos Financieros	6.484.340.628
Disminución de Disponibilidades	357.583.715
Disminución de Bancos	357.583.715
Disminución de Cuentas por Cobrar a Corto Plazo	154.200.014
Disminución de Otras Cuentas por Cobrar a Corto Plazo	154.200.014
Disminución de Cuentas por Cobrar a Mediano y Largo Plazo	5.738.600.000
Disminución de Otras Cuentas por Cobrar a Mediano y Largo Plazo	5.738.600.000
Disminución de Otros Activos Financieros no Circulantes	233.956.899
Incremento de Pasivos	406.499.995
Incremento de Otros Pasivos	406.499.995
Incremento de Otros Pasivos a Corto Plazo	154.899.998
Incremento de Otros Pasivos a Mediano y Largo Plazo	251.599.997
TOTAL	**49.477.652.940**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**37.316.396.032**
Gastos de Consumo	2.526.196.032
Remuneraciones	1.038.050.915
Sueldos, Salarios y Otras Retribuciones	342.450.120
Beneficios y Complementos de Sueldos y Salarios	517.161.519
Aportes Patronales	37.669.512
Prestaciones Sociales y Otras Indemnizaciones	96.769.764
Asistencia Socioeconómica	44.000.000
Bienes y Servicios	1.349.932.800
Bienes de Consumo	495.680.000
Servicios no Personales	854.252.800

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Depreciación y Amortización	138.212.317
Transferencias y Donaciones Corrientes	34.790.200.000
Al Sector Privado	34.790.200.000
Transferencias Corrientes al Sector Privado	34.490.200.000
Directas a Personas	34.490.200.000
Pensiones y Otros Beneficios Asociados	34.490.200.000
Donaciones Corrientes al Sector Privado	300.000.000
Donaciones a Personas	300.000.000
Gastos de Capital	**225.800.000**
Inversión Real Directa	225.800.000
Formación Bruta de Capital Fijo	225.800.000
Edificios e Instalaciones	40.800.000
Maquinaria, Equipos y Otros Bienes Muebles	185.000.000
Aplicaciones Financieras	**11.935.456.908**
Inversión Financiera	9.225.271.900
Incremento de Otros Activos Financieros	9.225.271.900
Incremento de Otros Activos Financieros Circulantes	9.225.271.900
Disminución de Pasivos	87.600.000
Disminución de Cuentas y Efectos por Pagar	87.600.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	87.600.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	87.600.000
Disminución del Patrimonio	2.622.585.008
Disminución del Capital	2.622.585.008
Disminución de Reservas	2.622.585.008
Disminución de Reservas	2.622.585.008
TOTAL	**49.477.652.940**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25231	Mantenimiento del Subsistema de Jubilaciones y Pensiones Para el Personal del CICPC	Personal Jubilado y Pensionado	2.715		34.490.200.000			34.490.200.000
	TOTAL				34.490.200.000			34.490.200.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.038.050.915				1.038.050.915
02	Gestión Administrativa	13.949.402.025				13.949.402.025
	TOTAL	14.987.452.940				14.987.452.940

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Contratado	57	**342.450.120**
Profesional y Técnico	22	159.510.684
Administrativo	35	182.939.436
TOTAL	**57**	**342.450.120**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**2.715**	**27.592.160.000**
Jubilado	2.064	23.453.336.000
Pensionado	651	4.138.824.000
TOTAL	**2.715**	**27.592.160.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.038.050.915
4.02	Materiales, Suministros y Mercancías	495.680.000
4.03	Servicios no Personales	854.252.800
4.04	Activos Reales	225.800.000
4.05	Activos Financieros	9.225.271.900
4.07	Transferencias y Donaciones	34.790.200.000
4.08	Otros Gastos	138.212.317
4.11	Disminución de Pasivos	87.600.000
4.12	Disminución del Patrimonio	2.622.585.008
	TOTAL	**49.477.652.940**

CAPITULO III

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**42.448.600.000**
Transferencias y Donaciones Corrientes	34.490.200.000
Del Sector Público	34.490.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	34.490.200.000
De la República	34.490.200.000
-Recursos Ordinarios	34.490.200.000
Ingresos no Tributarios	6.468.000.000
Ingresos por Aportes y Contribuciones a la Seguridad Social	6.468.000.000
Rentas de la Propiedad	1.449.600.000
Intereses	1.449.600.000
Intereses Internos	1.449.600.000
Intereses por Préstamos	9.600.000
Intereses por Títulos-valores	1.440.000.000
Otros Ingresos	40.800.000
Otros Ingresos Ordinarios	40.800.000

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos Corrientes	**37.316.396.032**
Gastos de Consumo	2.526.196.032
Remuneraciones	1.038.050.915
Sueldos, Salarios y Otras Retribuciones	342.450.120
Beneficios y Complementos de Sueldos y Salarios	517.161.519
Aportes Patronales	37.669.512
Prestaciones Sociales y Otras Indemnizaciones	96.769.764
Asistencia Socioeconómica	44.000.000
Bienes y Servicios	1.349.932.800
Bienes de Consumo	495.680.000
Servicios no Personales	854.252.800
Depreciación y Amortización	138.212.317
Transferencias y Donaciones Corrientes	34.790.200.000
Al Sector Privado	34.790.200.000
Transferencias Corrientes al Sector Privado	34.490.200.000
Directas a Personas	34.490.200.000
Pensiones y Otros Beneficios Asociados	34.490.200.000
Donaciones Corrientes al Sector Privado	300.000.000
Donaciones a Personas	300.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**5.132.203.968**
II. Cuenta Capital	
A. Ingresos de Capital	**5.270.416.285**
Recursos Propios de Capital	5.270.416.285
Ahorro en la Cuenta Corriente	5.132.203.968
Incremento de la Depreciación y Amortización Acumuladas	138.212.317
B. Gastos de Capital	**225.800.000**
Inversión Real Directa	225.800.000
Formación Bruta de Capital Fijo	225.800.000
Edificios e Instalaciones	40.800.000
Maquinaria, Equipos y Otros Bienes Muebles	185.000.000
C. Resultado Financiero: Superávit/(Déficit)	**5.044.616.285**
III. Cuenta Financiera	
A. Fuentes Financieras	**11.935.456.908**
Disminución de la Inversión Financiera	6.484.340.628
Disminución de Otros Activos Financieros	6.484.340.628
Disminución de Disponibilidades	357.583.715

CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Bancos	357.583.715
Disminución de Cuentas por Cobrar a Corto Plazo	154.200.014
Disminución de Otras Cuentas por Cobrar a Corto Plazo	154.200.014
Disminución de Cuentas por Cobrar a Mediano y Largo Plazo	5.738.600.000
Disminución de Otras Cuentas por Cobrar a Mediano y Largo Plazo	5.738.600.000
Disminución de Otros Activos Financieros no Circulantes	233.956.899
Incremento de Pasivos	406.499.995
Incremento de Otros Pasivos	406.499.995
Incremento de Otros Pasivos a Corto Plazo	154.899.998
Incremento de Otros Pasivos a Mediano y Largo Plazo	251.599.997
Superávit Financiero	5.044.616.285
B. Aplicaciones Financieras	**11.935.456.908**
Inversión Financiera	9.225.271.900
Incremento de Otros Activos Financieros	9.225.271.900
Incremento de Otros Activos Financieros Circulantes	9.225.271.900
Disminución de Pasivos	87.600.000
Disminución de Cuentas y Efectos por Pagar	87.600.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	87.600.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	87.600.000
Disminución del Patrimonio	2.622.585.008
Disminución del Capital	2.622.585.008
Disminución de Reservas	2.622.585.008
Disminución de Reservas	2.622.585.008

A0118

Fondo Nacional para Edificaciones Penitenciarias
(FONEP)

FONDO NACIONAL PARA EDIFICACIONES PENITENCIARIAS (FONEP)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Fondo Nacional para Edificaciones Penitenciarias (FONEP), a fin de cumplir con sus metas y objetivos durante el año 2006, tendrá como fuente principal de financiamiento los aportes que recibirá del Ministerio del Interior y Justicia.

El FONEP, tiene previsto ejecutar para el año 2006, las propuestas de acción que ha formulado para cada establecimiento carcelario a nivel nacional, con base a las necesidades detectadas en los mismos, a fin de mejorar las condiciones físicas, operativas y asistenciales. Dichas propuestas están enmarcadas en las directrices estratégicas que ha trazado el FONEP, junto a los organismos involucrados en la problemática penitenciaria, y cuyos lineamientos están definidos en el Plan de Inversión Global Penitenciario, siendo las mismas las siguientes:

Directriz estratégica 1: Contribuir con la humanización de los Centros Penitenciarios. Directriz Estratégica 2: Fortalecer la Modernización del Sistema Penitenciario a través de la construcción de Nuevos Establecimientos Penitenciarios. Directriz Estratégica 3: Contribuir con el Programa de Tratamiento No Institucional que lleva a cabo el Ministerio del Interior y Justicia a través de la construcción de Centros de Tratamiento Comunitarios (Esta Directriz será financiada con el Convenio de Préstamo establecido entre el Banco Interamericano de Desarrollo (BID) y el Ministerio del Interior y justicia (MIJ). Este plan global que ha sido formulado por el FONEP, para ser ejecutado a mediano plazo, permitirá contribuir en forma integral, al mejoramiento de la infraestructura penitenciaria del país.

Por otra parte, el Organismo tiene previsto la recuperación de la planta física, de los servicios básicos y de las áreas destinadas a la formación educativa, productiva y socio cultural del recluso. Contribuirá a su vez, con el Programa de Tratamiento no Institucional que lleva a cabo el Ministerio del Interior y Justicia, a través de la construcción de Centros de Tratamiento Comunitario (Régimen Abierto).

Para tales fines, el Fondo presenta un presupuesto de ingresos por Bs. 115.705,6 millones, el cual será financiado con ingresos corrientes por Bs. 7.773,7 millones, correspondientes al aporte del Ejecutivo Nacional. Adicionalmente, se prevén recursos de capital por Bs. 107.931,9 millones, de los cuales Bs. 99.242,2 millones provienen del Ministerio del Interior y Justicia y Bs. 8.689,7 millones de recursos propios.

Los gastos proyectados se componen en corrientes por Bs. 16.463,4 millones, de capital por Bs. 98.302,4 millones, los cuales se orientarán a la compra de maquinarias, equipos y otros bienes muebles, construcciones de bienes del dominio privado (Ley de Endeudamiento Anual "Construcción y Rehabilitación de Centros Penitenciarios-Coro"), así como también bienes intangibles. Por otra parte, se estiman aplicaciones financieras por Bs. 939,8 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**7.773.660.546**
Transferencias y Donaciones Corrientes	7.773.660.546
Del Sector Público	7.773.660.546
Transferencias Corrientes Internas Recibidas del Sector Público	7.773.660.546
De la República	7.773.660.546
Ingresos de Capital	**107.931.964.060**
Recursos Propios de Capital	8.689.703.946
Incremento de la Depreciación y Amortización Acumuladas	8.689.703.946
Transferencias y Donaciones de Capital	99.242.260.114
Transferencias de Capital Recibidas del Sector Público	99.242.260.114
De la República	99.242.260.114
TOTAL	115.705.624.606

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**16.463.364.492**
Gastos de Consumo	16.316.898.125
Remuneraciones	4.186.344.179
Sueldos, Salarios y Otras Retribuciones	1.519.898.977
Beneficios y Complementos de Sueldos y Salarios	147.106.648
Aportes Patronales	131.676.598
Prestaciones Sociales y Otras Indemnizaciones	392.117.594
Asistencia Socioeconómica	1.995.544.362
Bienes y Servicios	3.440.850.000
Bienes de Consumo	68.540.000
Servicios no Personales	3.372.310.000
Depreciación y Amortización	8.689.703.946
Transferencias y Donaciones Corrientes	146.466.367

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Al Sector Privado	146.466.367
Transferencias Corrientes al Sector Privado	146.466.367
Directas a Personas	146.466.367
Jubilaciones y Otros Beneficios Asociados	146.466.367
Gastos de Capital	**98.302.458.259**
Inversión Real Directa	98.302.458.259
Formación Bruta de Capital Fijo	98.258.208.259
Maquinaria, Equipos y Otros Bienes Muebles	19.723.487.599
Construcciones de Bienes de Dominio Privado	66.754.512.561
Producción Propia (gastos Capitalizables)	11.780.208.099
Bienes y Servicios	11.780.208.099
Servicios no Personales	11.780.208.099
Bienes Intangibles	44.250.000
Aplicaciones Financieras	**939.801.855**
Disminución de Pasivos	939.801.855
Disminución de Cuentas y Efectos por Pagar	939.801.855
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	939.801.855
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	43.930.506
Disminución de Efectos por Pagar a Contratistas a Corto Plazo	895.871.349
TOTAL	**115.705.624.606**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
6619	Construcción y Rehabilitación Centros Penitenciarios (coro)	Metro Cuadrado	48.800		78.534.720.660			78.534.720.660
	TOTAL				78.534.720.660			78.534.720.660

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.186.344.179			4.186.344.179
02	Gestión Administrativa	8.689.703.946	24.148.389.454			32.838.093.400
03	Previsión y Protección Social		146.466.367			146.466.367
	TOTAL	8.689.703.946	28.481.200.000			37.170.903.946

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**67**	**1.290.552.606**
Directivo	6	209.523.042
Profesional y Técnico	23	589.337.803
Administrativo	31	430.816.941
Obrero	7	60.874.820
Personal Contratado	**3**	**57.600.000**
Profesional y Técnico	3	57.600.000
TOTAL	**70**	**1.348.152.606**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**5**	**78.112.134**
Jubilado	5	78.112.134
TOTAL	**5**	**78.112.134**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	4.186.344.179
4.02	Materiales, Suministros y Mercancías	68.540.000
4.03	Servicios no Personales	15.152.518.099
4.04	Activos Reales	86.522.250.160
4.07	Transferencias y Donaciones	146.466.367
4.08	Otros Gastos	8.689.703.946
4.11	Disminución de Pasivos	939.801.855
	TOTAL	**115.705.624.606**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.773.660.546**
Transferencias y Donaciones Corrientes	7.773.660.546
Del Sector Público	7.773.660.546
Transferencias Corrientes Internas Recibidas del Sector Público	7.773.660.546
De la República	7.773.660.546
-Recursos Ordinarios	7.773.660.546
B. Gastos Corrientes	**16.463.364.492**
Gastos de Consumo	16.316.898.125
Remuneraciones	4.186.344.179
Sueldos, Salarios y Otras Retribuciones	1.519.898.977
Beneficios y Complementos de Sueldos y Salarios	147.106.648
Aportes Patronales	131.676.598
Prestaciones Sociales y Otras Indemnizaciones	392.117.594
Asistencia Socioeconómica	1.995.544.362
Bienes y Servicios	3.440.850.000
Bienes de Consumo	68.540.000
Servicios no Personales	3.372.310.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Depreciación y Amortización	8.689.703.946
Transferencias y Donaciones Corrientes	146.466.367
Al Sector Privado	146.466.367
Transferencias Corrientes al Sector Privado	146.466.367
Directas a Personas	146.466.367
Jubilaciones y Otros Beneficios Asociados	146.466.367
C. Resultado Económico: Ahorro/(Desahorro)	**(8.689.703.946)**
II. Cuenta Capital	
A. Ingresos de Capital	**99.242.260.114**
Desahorro en la Cuenta Corriente	(8.689.703.946)
Incremento de la Depreciación y Amortización Acumuladas	8.689.703.946
Transferencias y Donaciones de Capital	99.242.260.114
Transferencias de Capital Recibidas del Sector Público	99.242.260.114
De la República	99.242.260.114
-Recursos Ordinarios	20.707.539.454
-Proyectos por Endeudamiento	78.534.720.660
B. Gastos de Capital	**98.302.458.259**
Inversión Real Directa	98.302.458.259
Formación Bruta de Capital Fijo	98.258.208.259
Maquinaria, Equipos y Otros Bienes Muebles	19.723.487.599
Construcciones de Bienes de Dominio Privado	66.754.512.561
Producción Propia (Gastos Capitalizables)	11.780.208.099
Bienes y Servicios	11.780.208.099
Servicios no Personales	11.780.208.099
Bienes Intangibles	44.250.000
C. Resultado Financiero: Superávit/(Déficit)	**939.801.855**
III. Cuenta Financiera	
A. Fuentes Financieras	**939.801.855**
Superávit Financiero	939.801.855
B. Aplicaciones Financieras	**939.801.855**
Disminución de Pasivos	939.801.855
Disminución de Cuentas y Efectos por Pagar	939.801.855
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	939.801.855
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	43.930.506
Disminución de Efectos por Pagar a Contratistas a Corto Plazo	895.871.349

A0423
Fundación Misión Identidad

FUNDACIÓN MISIÓN IDENTIDAD

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Misión Identidad tiene como objetivo principal la formulación, seguimiento y control de planes y políticas públicas, coherentes y viables, que contribuyan a mejorar el servicio de la emisión de cédulas de identidad a los ciudadanos venezolanos y extranjeros residenciados en el país.

La Fundación proyecta un presupuesto de ingresos que alcanza a Bs. 58.079,0 millones, estructurado en ingresos corrientes por Bs. 17.882,0 millones, el cual incluye Bs. 13.082,0 millones de aporte corriente del Ejecutivo Nacional a través del Ministerio del Interior y Justicia e ingresos propios por Bs. 4.800,0 millones.

Adicionalmente, se prevé recursos de capital por Bs. 2.067,3 millones, que contiene Bs. 922,0 millones como aporte del Ejecutivo Nacional y, recursos propios por Bs. 1.145,3 millones constituido por la depreciación y amortización. Así mismo, se estiman fuentes financieras por Bs. 38.129,7 millones.

El presupuesto de gastos se compone en corrientes por Bs. 53.455,0 millones y de capital Bs. 4.624,0 millones, los mismos permitirán la adquisición de maquinarias, equipos y bienes muebles para el funcionamiento de la Fundación, atendiendo las orientaciones que en materia de política social ha establecido el Ministerio del Interior y Justicia.

La Fundación Misión Identidad con el objeto de racionalizar la distribución de los recursos presupuestarios asignados en concordancia con los lineamientos establecidos, estima alcanzar la meta de emitir ocho millones (8.000.000) de cédulas de identidad para el año 2006, a fin de dotar a la población en general, de un documento idóneo de manera ágil, eficaz, eficiente y moderno, alineado con los preceptos establecidos en la Constitución de la Republica Bolivariana de Venezuela y las leyes; capaz de generar respuestas asertivas a las demandas de los ciudadanos en materia de cedulación.

En tal sentido, los recursos asignados estarán destinados al funcionamiento de 188 módulos de cedulación a nivel nacional, los cuales serán dotados con recursos humanos y materiales, necesarios para prestar un servicio útil, eficiente, productivo y de calidad.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**17.882.017.000**
Transferencias y Donaciones Corrientes	13.082.017.000
Del Sector Público	13.082.017.000
Transferencias Corrientes Internas Recibidas del Sector Público	13.082.017.000
De la República	13.082.017.000
Rentas de la Propiedad	4.800.000.000
Intereses	4.800.000.000
Intereses Internos	4.800.000.000
Intereses por Depósitos	4.800.000.000
Ingresos de Capital	**2.067.293.653**
Recursos Propios de Capital	1.145.338.653
Incremento de la Depreciación y Amortización Acumuladas	1.145.338.653
Transferencias y Donaciones de Capital	921.955.000
Transferencias de Capital Recibidas del Sector Público	921.955.000
De la República	921.955.000
Fuentes Financieras	**38.129.686.861**
Disminución de la Inversión Financiera	38.129.686.861
Disminución de Otros Activos Financieros	38.129.686.861
Disminución de Disponibilidades	38.129.686.861
Disminución de Bancos	38.129.686.861
TOTAL	**58.078.997.514**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**53.454.967.605**
Gastos de Consumo	53.454.967.605
Remuneraciones	17.846.136.000
Otros Gastos de Personal	17.846.136.000
Bienes y Servicios	34.463.492.952
Bienes de Consumo	17.026.092.610
Servicios no Personales	17.437.400.342
Depreciación y Amortización	1.145.338.653
Gastos de Capital	**4.624.029.909**
Inversión Real Directa	4.624.029.909
Formación Bruta de Capital Fijo	4.624.029.909
Maquinaria, Equipos y Otros Bienes Muebles	4.624.029.909
TOTAL	**58.078.997.514**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Fundación Misión Identidad	Documento de Identidad	8.000.000	44.075.025.514	14.003.972.000			58.078.997.514
	TOTAL			44.075.025.514	14.003.972.000			58.078.997.514

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	17.846.136.000
4.02	Materiales, Suministros y Mercancías	17.026.092.610
4.03	Servicios no Personales	17.437.400.342
4.04	Activos Reales	4.624.029.909
4.08	Otros Gastos	1.145.338.653
	TOTAL	**58.078.997.514**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.882.017.000**
Transferencias y Donaciones Corrientes	13.082.017.000
Del Sector Público	13.082.017.000
Transferencias Corrientes Internas Recibidas del Sector Público	13.082.017.000
De la República	13.082.017.000
-Recursos Ordinarios	13.082.017.000
Rentas de la Propiedad	4.800.000.000
Intereses	4.800.000.000
Intereses Internos	4.800.000.000
Intereses por Depósitos	4.800.000.000
B. Gastos Corrientes	**53.454.967.605**
Gastos de Consumo	53.454.967.605
Remuneraciones	17.846.136.000
Otros Gastos de Personal	17.846.136.000
Bienes y Servicios	34.463.492.952
Bienes de Consumo	17.026.092.610
Servicios no Personales	17.437.400.342
Depreciación y Amortización	1.145.338.653

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
C. Resultado Económico: Ahorro/(Desahorro)	**(35.572.950.605)**
II. Cuenta Capital	
A. Ingresos de Capital	**(33.505.656.952)**
Recursos Propios de Capital	(34.427.611.952)
Desahorro en la Cuenta Corriente	(35.572.950.605)
Incremento de la Depreciación y Amortización Acumuladas	1.145.338.653
Transferencias y Donaciones de Capital	921.955.000
Transferencias de Capital Recibidas del Sector Público	921.955.000
De la República	921.955.000
-Recursos Ordinarios	921.955.000
B. Gastos de Capital	**4.624.029.909**
Inversión Real Directa	4.624.029.909
Formación Bruta de Capital Fijo	4.624.029.909
Maquinaria, Equipos y Otros Bienes Muebles	4.624.029.909
C. Resultado Financiero: Superávit/(Déficit)	**(38.129.686.861)**
III. Cuenta Financiera	
A. Fuentes Financieras	**38.129.686.861**
Disminución de la Inversión Financiera	38.129.686.861
Disminución de Otros Activos Financieros	38.129.686.861
Disminución de Disponibilidades	38.129.686.861
Disminución de Bancos	38.129.686.861
B. Aplicaciones Financieras	**38.129.686.861**
Déficit Financiero	38.129.686.861

28

Ministerio de Infraestructura

A0010

Instituto Autónomo Comisión Nacional de Telecomunicaciones (CONATEL)

INSTITUTO AUTÓNOMO COMISIÓN NACIONAL DE TELECOMUNICACIONES (CONATEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el año 2006 la Comisión Nacional de Telecomunicaciones (CONATEL) se ha planteado como estrategia presupuestaria, afianzar las acciones que viene desarrollando en el sector que regula, destacando su participación en la consecución de proyectos de orden social, como lo es el mejoramiento y desarrollo de sistemas de información y comunicación, para así atender las necesidades que existen en la sociedad venezolana, incentivando la participación de empresas alternativas, manteniendo el equilibrio entre la eficiencia económica y la equidad social, logros que se traducirán en un impacto productivo y sustentable para el país.

Con base en lo previsto en la Ley Orgánica de Telecomunicaciones y demás normas sub-legales, se realizarán todas las acciones que resulten necesarias para regular el Sector de las Telecomunicaciones y promover su fortalecimiento y desarrollo. En este mismo orden de ideas la Comisión dará especial atención a los aspectos sociales de las comunidades, a través de las obligaciones del Fondo de Servicio Universal y la ejecución del Fondo de Apoyo a los Medios Comunitarios.

Asimismo, se dará cumplimiento a lo estipulado en el Fondo de Responsabilidad Social según la Ley de Responsabilidad Social en Radio y Televisión, donde se financiarán proyectos para el desarrollo y fomento de producción nacional, dándole preferencia a obras audiovisuales o sonoras de nuevos productores nacionales independientes o de programas de radio o televisión dirigidos a niños, niñas o adolescentes.

En este sentido se proyecta un presupuesto por Bs. 264.849,5 millones, cuyo financiamiento está constituido por las siguientes fuentes: ingresos corrientes Bs. 79.589,2 millones, ingresos propios de capital Bs. 700,0 millones, disminución de la inversión financiera Bs. 22.361,0 millones y fuentes financieras (Fondo de Servicio Universal y Fondo de Responsabilidad Social) por Bs. 162.199,3 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**79.589.235.631**
Ingresos no Tributarios	72.181.665.462
Tasas	12.209.761.028
Ingresos por Contribuciones Especiales	59.971.904.434
Venta de Bienes y Servicios de las Administraciones Publicas	407.570.169
Venta de Otros Bienes y Servicios	407.570.169
Ingresos de Operación	7.000.000.000
Ingresos Financieros de Instituciones Financieras	7.000.000.000
Ingresos de Capital	**700.000.000**
Recursos Propios de Capital	700.000.000
Incremento de la Depreciación y Amortización Acumuladas	700.000.000
Fuentes Financieras	**184.560.288.846**
Disminución de la Inversión Financiera	22.360.962.544
Disminución de Otros Activos Financieros	22.360.962.544
Disminución de Disponibilidades	22.360.962.544
Disminución de Caja	22.360.962.544
Incremento del Patrimonio	162.199.326.302
Incremento del Capital	162.199.326.302
Incremento de Aportes por Capitalizar	162.199.326.302
TOTAL	**264.849.524.477**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**79.504.905.787**
Gastos de Consumo	73.061.742.928
Remuneraciones	44.879.221.034
Sueldos, Salarios y Otras Retribuciones	19.751.429.010
Beneficios y Complementos de Sueldos y Salarios	422.325.248
Aportes Patronales	2.185.069.402
Prestaciones Sociales y Otras Indemnizaciones	4.318.649.295
Asistencia Socioeconómica	6.687.614.385
Otros Gastos de Personal	11.514.133.694
Bienes y Servicios	27.482.521.894
Bienes de Consumo	2.931.961.072
Servicios no Personales	24.550.560.822
Depreciación y Amortización	700.000.000
Transferencias y Donaciones Corrientes	6.443.162.859
Al Sector Privado	4.260.653.558
Transferencias Corrientes al Sector Privado	3.060.653.558
Directas a Personas	3.060.653.558
Pensiones y Otros Beneficios Asociados	198.336.784
Jubilaciones y Otros Beneficios Asociados	697.804.289
Otras Transferencias Directas a Personas	2.164.512.485
Donaciones Corrientes al Sector Privado	1.200.000.000
Donaciones a Personas	1.200.000.000
Al Sector Público	1.438.283.683
Transferencias Corrientes al Sector Público	1.138.283.683
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	1.138.283.683
Donaciones Corrientes al Sector Público	300.000.000
A los Entes Descentralizados sin Fines Empresariales	300.000.000
Al Sector Externo	744.225.618
Transferencias Corrientes al Exterior	744.225.618
A Organismos Internacionales	744.225.618
Gastos de Capital	**20.795.095.848**
Inversión Real Directa	20.195.095.848
Formación Bruta de Capital Fijo	16.246.803.328
Maquinaria, Equipos y Otros Bienes Muebles	5.332.520.172
Construcciones de Bienes de Dominio Privado	6.570.836.444
Producción Propia (gastos Capitalizables)	4.343.446.712
Remuneraciones	946.500.009
Sueldos, Salarios y Otras Retribuciones	946.500.009
Bienes y Servicios	3.396.946.703
Bienes de Consumo	39.200.000
Servicios no Personales	3.357.746.703
Bienes Intangibles	3.948.292.520
Inversión Financiera	600.000.000
Concesión de Préstamos a Largo Plazo	600.000.000
Al Sector Privado	600.000.000

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Aplicaciones Financieras	**164.549.522.842**
Inversión Financiera	53.486.330.216
Incremento de Otros Activos Financieros	53.486.330.216
Incremento de Disponibilidades	53.486.330.216
Incremento de Inversiones Temporales	53.486.330.216
Disminución de Pasivos	500.000.000
Disminución de Cuentas y Efectos por Pagar	500.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	500.000.000
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	500.000.000
Disminución del Patrimonio	110.563.192.626
Disminución del Capital	110.563.192.626
Disminución de Aportes por Capitalizar	110.563.192.626
TOTAL	**264.849.524.477**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0204	Determinar los Cargos de Interconexión Orientados a Costos que Faciliten la Competencia y Permitan a los Usuarios Acceder a Precios Razonables	Informe	1	464.400.000				464.400.000
0205	Instalar Nuevos Puntos de Acceso	Obra	4	2.056.329.089				2.056.329.089
0206	Formular, Asignar y Ejecutar el Proyecto de Obligación de Servicio Universal de Telecomunicaciones Referido a: Subsidiar los Gastos de Operación y Mantenimiento por la Conexión a la Red de Internet a 202 Registros y 162 Notarias	Proyecto	1	41.178.134.820				41.178.134.820
0207	Formular, Asignar y Ejecutar el Proyecto de Servicio Universal de Telecomunicaciones Referida a: Subsidiar los Gastos de Operación y Mantenimiento por la Conexión a la Red de Internet a 18 Gobernaciones y 269 Alcaldías	Proyecto	1	32.486.307.933				32.486.307.933
0208	Desarrollar la Base de Datos Cartográfica y Estadística Digital con Fines de Actualización Permanente	Base de Datos	1	34.200.000				34.200.000
0209	Crear, Construir y Adecuar la Escuela de Medios en la Sede de Conatel	Obra	1	579.535.218				579.535.218
0210	Consolidar y Fortalecer los Medios Comunitarios Como Herramienta de Participación Ciudadana en el Cual se Articulen las Iniciativas Locales Promoviendo e Impulsando los Valores y Principios Establecidos en la Constitución de la República Bolivariana	Comunidad	1	3.077.505.112				3.077.505.112
0211	Formular, Asignar y Ejecutar el Proyecto de Obligación de Servicio Universal de Telecomunicaciones que Contempla la Instalación de 40 Puntos de Acceso	Obra	40	20.449.155.990				20.449.155.990
0212	Verificar el Grado de Calidad de Servicio de los Operadores de Telefonía Fija Nacional, Móvil y Difusión por Suscripción	Actividad	1	523.972.170				523.972.170
0213	Monitorear el uso Eficiente del Espectro Radioeléctrico	Actividad	1	1.416.932.771				1.416.932.771
0203	Ejecutar Plan de Acción para Reducir la Prestación Ilegal de Servicios de Telecomunicaciones	Plan	1	46.866.920				46.866.920
0214	Modernizar, Adecuar y Ampliar los Espacios Físicos y Operacionales Para el Funcionamiento de la Comisión Nacional de Telecomunicaciones	Obra	1	7.751.452.800				7.751.452.800

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0215	Instrumentar la ley de Responsabilidad Social en Radio y TV (Ley Resorte)	Actividad	1	21.506.793.164				21.506.793.164
0216	Desarrollar un Centro Multimedia de Entrenamiento, Educación Continua e Información en Telecomunicaciones Basado en Tecnologías de Información y Comunicación (TIC)	Obra	1	128.525.952				128.525.952
0217	Fortalecer el Equipamiento del Sistema de Monitoreo y Complementación del Software del Saager	Informe	1	3.668.003.923				3.668.003.923
0201	Desarrollar Acciones Dirigidas a la Formación del Recurso Humano del Sector Telecomunicaciones	Taller / Curso	35	467.576.076				467.576.076
0202	Continuar las Acciones Para el Fortalecimiento de la Presencia Regional a Nivel Nacional de Conatel	Oficina	2	581.881.723				581.881.723
	TOTAL			136.417.573.661				136.417.573.661

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	45.126.661.034				45.126.661.034
02	Gestión Administrativa	27.622.818.493				27.622.818.493
03	Previsión y Protección Social	896.141.073				896.141.073
06	Otras	54.786.330.216				54.786.330.216
	TOTAL	128.431.950.816				128.431.950.816

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**122**	**2.992.239.961**
Directivo	7	670.245.997
Profesional y Técnico	48	1.245.065.612
Administrativo	67	1.076.928.352
Personal Contratado	**498**	**13.525.524.328**
Directivo	13	1.205.960.269
Profesional y Técnico	377	10.993.173.869
Administrativo	65	894.067.047
Obrero	43	432.323.143
TOTAL	620	16.517.764.289

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**34**	**339.898.867**
Jubilado	28	264.641.611
Pensionado	6	75.257.256
TOTAL	34	339.898.867

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	45.825.721.043
4.02	Materiales, Suministros y Mercancías	2.971.161.072
4.03	Servicios no Personales	27.908.307.525
4.04	Activos Reales	15.851.649.136
4.05	Activos Financieros	54.086.330.216
4.07	Transferencias	6.443.162.859
4.08	Otros Gastos	700.000.000
4.11	Disminución de Pasivos	500.000.000
4.12	Disminución de Patrimonio	110.563.192.626
	TOTAL	264.849.524.477

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**79.589.235.631**
Ingresos no Tributarios	72.181.665.462
Tasas (Uso del Espectro Radioeléctrico)	12.209.761.028
Ingresos por Contribuciones Especiales	59.971.904.434
Venta de Bienes y Servicios de las Administraciones Publicas	407.570.169
Venta de Otros Bienes y Servicios (Cursos de Telecomunicaciones)	407.570.169
Ingresos de Operación	7.000.000.000
Ingresos Financieros de Instituciones Financieras	7.000.000.000
B. Gastos Corrientes	**79.504.905.787**
Gastos de Consumo	73.061.742.928
Remuneraciones	44.879.221.034
Sueldos, Salarios y Otras Retribuciones	19.751.429.010
Beneficios y Complementos de Sueldos y Salarios	422.325.248
Aportes Patronales	2.185.069.402
Prestaciones Sociales y Otras Indemnizaciones	4.318.649.295
Asistencia Socioeconómica	6.687.614.385
Otros Gastos de Personal	11.514.133.694
Bienes y Servicios	27.482.521.894
Bienes de Consumo	2.931.961.072
Servicios no Personales	24.550.560.822
Depreciación y Amortización	700.000.000
Transferencias y Donaciones Corrientes	6.443.162.859
Al Sector Privado	4.260.653.558
Transferencias Corrientes al Sector Privado	3.060.653.558
Directas a Personas	3.060.653.558
Pensiones y Otros Beneficios Asociados	198.336.784
Jubilaciones y Otros Beneficios Asociados	697.804.289
Otras Transferencias Directas a Personas	2.164.512.485
Donaciones Corrientes al Sector Privado	1.200.000.000
Donaciones a Personas	1.200.000.000
Al Sector Público	1.438.283.683
Transferencias Corrientes al Sector Público	1.138.283.683
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	1.138.283.683
Donaciones Corrientes al Sector Público	300.000.000
A los Entes Descentralizados sin Fines Empresariales	300.000.000
Al Sector Externo	744.225.618
Transferencias Corrientes al Exterior	744.225.618
A Organismos Internacionales	744.225.618
C. Resultado Económico:Ahorro/(Desahorro)	**84.329.844**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**784.329.844**
Recursos Propios de Capital	784.329.844
Ahorro en la Cuenta Corriente	84.329.844
Incremento de la Depreciación y Amortización Acumuladas	700.000.000
B. Gastos de Capital	**20.795.095.848**
Inversión Real Directa	20.195.095.848
Formación Bruta de Capital Fijo	16.246.803.328
Maquinaria, Equipos y Otros Bienes Muebles	5.332.520.172
Construcciones de Bienes de Dominio Privado	6.570.836.444
Producción Propia (gastos Capitalizables)	4.343.446.712
Remuneraciones	946.500.009
Sueldos, Salarios y Otras Retribuciones	946.500.009
Bienes y Servicios	3.396.946.703
Bienes de Consumo	39.200.000
Servicios no Personales	3.357.746.703
Bienes Intangibles	3.948.292.520
Inversión Financiera	600.000.000
Concesión de Préstamos a Largo Plazo	600.000.000
Al Sector Privado	600.000.000
C. Resultado Financiero:Superávit/(Déficit)	**(20.010.766.004)**
III. Cuenta Financiera	
A. Fuentes Financieras	**184.560.288.846**
Disminución de la Inversión Financiera	22.360.962.544
Disminución de Otros Activos Financieros	22.360.962.544
Disminución de Disponibilidades	22.360.962.544
Disminución de Caja	22.360.962.544
Incremento del Patrimonio	162.199.326.302
Incremento del Capital	162.199.326.302
Incremento de Aportes por Capitalizar	162.199.326.302
Fondo de Servicio Universal	143.501.527.397
Fondo de Responsabilidad Social	18.697.798.905
B. Aplicaciones Financieras	**184.560.288.846**
Inversión Financiera	53.486.330.216
Incremento de Otros Activos Financieros	53.486.330.216
Incremento de Disponibilidades	53.486.330.216
Incremento de Inversiones Temporales	53.486.330.216
Disminución de Pasivos	500.000.000
Disminución de Cuentas y Efectos por Pagar	500.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	500.000.000
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	500.000.000
Disminución del Patrimonio	110.563.192.626
Disminución del Capital	110.563.192.626
Disminución de Aportes por Capitalizar (Aplicación de los Fondos)	110.563.192.626
Déficit Financiero	20.010.766.004

A0330

Fundación Fondo Nacional de Transporte Urbano (FONTUR)

FUNDACIÓN FONDO NACIONAL DE TRANSPORTE URBANO (FONTUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Fondo Nacional de Transporte Urbano (FONTUR), tiene como objetivo principal la planificación, coordinación, promoción, fomento, apoyo y financiamiento de actividades relacionadas con el desarrollo del transporte urbano, a fin de garantizar un servicio de transporte que contribuya a mejorar la calidad de vida de los ciudadanos; actividades realizadas a través del Programa Nacional de Transporte Urbano y el Plan Nacional de Modernización del Transporte Terrestre.

Para llevar a cabo las directrices antes planteadas, la Institución debe cumplir con las políticas y normas requeridas por los organismos financieros multilaterales y bilaterales, así como las requeridas por las instituciones nacionales (Ministerio de Planificación y Desarrollo, Ministerio de Finanzas, Oficina Nacional de Presupuesto, Ministerio de Infraestructura, Ministerio de Energía y Petróleo, entre otros).

En este sentido, la política estará orientada a:

Atender las necesidades tanto de personal como de los equipos requeridos, a fin de perfeccionar el control y ejecución de los recursos asignados, adaptados a la estructura organizativa y a las actividades previstas.

Alcanzar la eficiencia en el cumplimiento de las actividades propuestas y transferir los recursos a los Municipios, garantizando así el fortalecimiento institucional.

Apoyar financieramente el transporte masivo, así como incrementar la eficacia y la calidad en la operatividad del tránsito.

Planificar, dirigir, coordinar y supervisar el desarrollo del Subsidio al Pasaje Estudiantil.

Buscar la calidad del servicio de transporte público a través del financiamiento de unidades, renovación, repotenciación y sustitución de taxis, con el fin de modernizar el parque automotor.

Continuar con el rescate de la red vial principal, en coordinación con las autoridades regionales.

Con el objeto de continuar la ejecución de los proyectos que adelanta la Fundación se reciben recursos del Ejecutivo Nacional, de la Empresa Petróleos de Venezuela S.A. (PDVSA), así como del Fondo para el Desarrollo Económico y Social del País (FONDESPA), además de los rendimientos por colocaciones financieras que realiza la Fundación y por el financiamiento de unidades de transporte.

Entre los principales proyectos a ejecutar por FONTUR en el Presupuesto 2006 destaca el Subsidio al Pasaje Estudiantil con un asignación total de Bs. 422.820,7 millones, de los cuales Bs. 230.000,0 millones serán transferidos por el Despacho de Infraestructura y, la diferencia Bs. 192.820,7 millones se financiarán con recursos propios de la Fundación. De igual manera, se destinan recursos importantes a la ejecución de los proyectos Renovación de Flota por Bs. 115.172,2 millones, Rehabilitación de Puentes, Túneles y Carreteras por Bs. 120.501,1 millones, Rehabilitación y Mantenimiento de la Infraestructura Vial Urbana por Bs. 95.593,2 millones, Programa Nacional de Transporte Urbano (PNTU II) por Bs. 53.750,0 millones y la Construcción de la Autopista de Los Llanos Centrales por Bs. 139.395,7 millones.

Las acciones centralizadas se ubican en Bs. 31.241,6 millones, de los cuales Bs. 20.000,0 millones son transferidos por el Despacho de Infraestructura, y el resto Bs. 11.241,6 millones, serán financiados con recursos propios de la Fundación. Es importante destacar, que el monto asignado permitirá dar cumplimiento de manera efectiva a la misión institucional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**592.234.930.000**
Transferencias y Donaciones Corrientes	482.190.750.000
Del Sector Público	482.190.750.000
Transferencias Corrientes Internas Recibidas del Sector Público	482.190.750.000
De la República	338.795.000.000
Petróleos de Venezuela S.A. (PDVSA)	143.395.750.000
Ingresos de Operación	80.671.480.000
Otros Ingresos de Operación	80.671.480.000
Rentas de la Propiedad	29.372.700.000
Intereses	29.372.700.000
Intereses Internos	29.372.700.000
Intereses por Préstamos	9.872.700.000
Intereses por Depósitos	19.500.000.000
Ingresos de Capital	**559.726.103**
Recursos Propios de Capital	559.726.103
Incremento de la Depreciación y Amortización Acumuladas	559.726.103
Fuentes Financieras	**414.935.021.558**
Disminución de la Inversión Financiera	414.935.021.558
Disminución de Otros Activos Financieros	414.935.021.558
Disminución de Disponibilidades	164.046.249.932
Disminución de Caja	3.512.579.006
Disminución de Inversiones Temporales	160.533.670.926
Disminución de Cuentas por Cobrar a Corto Plazo	165.430.590.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	165.430.590.000
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	43.905.420.886
Disminución de Anticipos a Contratistas por Contratos de Corto Plazo	43.905.420.886
Disminución de Otros Activos Financieros Circulantes	41.552.760.740
TOTAL	**1.007.729.677.661**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**488.676.875.406**
Gastos de Consumo	111.489.407.344
Remuneraciones	43.734.955.387
Sueldos, Salarios y Otras Retribuciones	12.038.477.679
Beneficios y Complementos de Sueldos y Salarios	9.837.596.936
Aportes Patronales	1.948.246.085
Prestaciones Sociales y Otras Indemnizaciones	3.141.119.512
Asistencia Socioeconómica	16.756.442.175
Otros Gastos de Personal	13.073.000
Bienes y Servicios	67.194.725.854
Bienes de Consumo	2.124.372.002
Servicios no Personales	65.070.353.852
Depreciación y Amortización	559.726.103
Transferencias y Donaciones Corrientes	377.187.468.062
Al Sector Privado	363.913.018.062
Transferencias Corrientes al Sector Privado	363.913.018.062
Directas a Personas	258.618.751
Pensiones y Otros Beneficios Asociados	55.161.201
Jubilaciones y Otros Beneficios Asociados	203.457.550
Otras Transferencias Corrientes Internas al Sector Privado	363.654.399.311
Al Sector Público	13.274.450.000
Transferencias Corrientes al Sector Público	4.304.240.000
Al Poder Municipal	4.304.240.000
Donaciones Corrientes al Sector Público	8.970.210.000
A Entes Descentralizados con Fines Empresariales no Petroleros	8.970.210.000
Gastos de Capital	**365.304.002.494**
Inversión Real Directa	365.304.002.494
Formación Bruta de Capital Fijo	365.304.002.494
Edificios e Instalaciones	1.250.000.000
Maquinaria, Equipos y Otros Bienes Muebles	4.627.061.028
Construcciones de Bienes de Dominio Público	359.426.941.466
Aplicaciones Financieras	**153.748.799.761**
Inversión Financiera	70.933.910.897
Incremento de Cuentas por Cobrar a Corto Plazo	70.933.910.897
Incremento de Otras Cuentas por Cobrar a Corto Plazo	70.933.910.897
Disminución de Pasivos	82.814.888.864
Disminución de Cuentas y Efectos por Pagar	82.814.888.864
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	82.814.888.864
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	1.525.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	160.710.102
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	40.609.959.335
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	40.519.219.427
TOTAL	**1.007.729.677.661**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0301	Pasaje Preferencial Estudiantil	Alumno Atendido	4.254.700	192.820.743.701	230.000.000.000			422.820.743.701
0401	Renovación de Flota	Vehículo	40.000	115.172.239.623				115.172.239.623
0501	Gestión y Conservación de la Red Vial Principal Vial III	Kilómetro	37	85.456.123.112	35.045.000.000			120.501.123.112
0205	Vías Expresas	Kilómetro	37	13.729.750.000				13.729.750.000
0204	Construcción de la Autopista Llanos Centrales	Kilómetro	525	139.395.680.000				139.395.680.000
0203	VIVEX VAO (Vigilancia de Vías Expresas)	Multa	40.000	2.868.848.800				2.868.848.800
0201	Rehabilitación y Mantenimiento de la Infraestructura Vial Urbana	Kilómetro	153	95.593.211.023				95.593.211.023
0202	Fortalecimiento Institucional	Apoyo	11.900	12.656.450.000				12.656.450.000
0206	PNTU II	Kilómetro	96		53.750.000.000			53.750.000.000
	TOTAL			657.693.046.259	318.795.000.000			976.488.046.259

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	5.509.146.510	15.000.000.000			20.509.146.510
02	Gestión Administrativa	5.473.866.141	5.000.000.000			10.473.866.141
03	Previsión y Protección Social	258.618.751				258.618.751
	TOTAL	11.241.631.402	20.000.000.000			31.241.631.402

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**624**	**11.808.973.022**
Directivo	16	875.860.415
Profesional y Técnico	317	7.519.327.865
Administrativo	291	3.413.784.742
TOTAL	**624**	**11.808.973.022**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**13**	**170.990.325**
Jubilado	9	137.533.399
Pensionado	4	33.456.926
TOTAL	**13**	**170.990.325**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	43.734.955.387
4.02	Materiales, Suministros y Mercancías	2.124.372.002
4.03	Servicios no Personales	65.070.353.852
4.04	Activos Reales	365.304.002.494
4.05	Activos Financieros	70.933.910.897
4.07	Transferencias	377.187.468.062
4.08	Otros Gastos	559.726.103
4.11	Disminución de Pasivos	82.814.888.864
	TOTAL	**1.007.729.677.661**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**592.234.930.000**
Transferencias y Donaciones Corrientes	482.190.750.000
Del Sector Público	482.190.750.000
Transferencias Corrientes Internas Recibidas del Sector Público	482.190.750.000
De la República	338.795.000.000
Ministerio de Infraestructura	338.795.000.000
Recursos Ordinarios	250.000.000.000
Gastos de Funcionamiento	20.000.000.000
Subsidio al Pasaje Estudiantil	230.000.000.000
Proyectos por Endeudamiento	88.795.000.000
PNTU II	53.750.000.000
Gestión y Conservación de la Red Vial Principal (VIAL III)	35.045.000.000
De los Entes Descentralizados con Fines Empresariales Petroleros	143.395.750.000
Petróleos de Venezuela S.A. (PDVSA)	143.395.750.000
Ingresos de Operación	80.671.480.000
Otros Ingresos de Operación	80.671.480.000
Rentas de la Propiedad	29.372.700.000
Intereses	29.372.700.000
Intereses Internos	29.372.700.000
Intereses por Préstamos	9.872.700.000
Intereses por Depósitos	19.500.000.000
B. Gastos Corrientes	**488.676.875.406**
Gastos de Consumo	111.489.407.344
Remuneraciones	43.734.955.387
Sueldos, Salarios y Otras Retribuciones	12.038.477.679
Beneficios y Complementos de Sueldos y Salarios	9.837.596.936
Aportes Patronales	1.948.246.085
Prestaciones Sociales y Otras Indemnizaciones	3.141.119.512
Asistencia Socioeconómica	16.756.442.175
Otros Gastos de Personal	13.073.000
Bienes y Servicios	67.194.725.854
Bienes de Consumo	2.124.372.002
Servicios no Personales	65.070.353.852
Depreciación y Amortización	559.726.103
Transferencias y Donaciones Corrientes	377.187.468.062
Al Sector Privado	363.913.018.062
Transferencias Corrientes al Sector Privado	363.913.018.062
Directas a Personas	258.618.751
Pensiones y Otros Beneficios Asociados	55.161.201
Jubilaciones y Otros Beneficios Asociados	203.457.550
Otras Transferencias Corrientes Internas al Sector Privado	363.654.399.311
Al Sector Público	13.274.450.000
Transferencias Corrientes al Sector Público	4.304.240.000
Al Poder Municipal	4.304.240.000
Donaciones Corrientes al Sector Público	8.970.210.000
A Entes Descentralizados con Fines Empresariales no Petroleros	8.970.210.000
C. Resultado Económico: Ahorro/(Desahorro)	**103.558.054.594**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**104.117.780.697**
Recursos Propios de Capital	104.117.780.697
Ahorro en la Cuenta Corriente	103.558.054.594
Incremento de la Depreciación y Amortización Acumuladas	559.726.103
B. Gastos de Capital	**365.304.002.494**
Inversión Real Directa	365.304.002.494
Formación Bruta de Capital Fijo	365.304.002.494
Edificios e Instalaciones	1.250.000.000
Maquinaria, Equipos y Otros Bienes Muebles	4.627.061.028
Construcciones de Bienes de Dominio Público	359.426.941.466
C. Resultado Financiero: Superávit/(Déficit)	**(261.186.221.797)**
III. Cuenta Financiera	
A. Fuentes Financieras	**414.935.021.558**
Disminución de la Inversión Financiera	414.935.021.558
Disminución de Otros Activos Financieros	414.935.021.558
Disminución de Disponibilidades	164.046.249.932
Disminución de Caja	3.512.579.006
Disminución de Inversiones Temporales	160.533.670.926
Disminución de Cuentas por Cobrar a Corto Plazo	165.430.590.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	165.430.590.000
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	43.905.420.886
Disminución de Anticipos a Contratistas por Contratos de Corto Plazo	43.905.420.886
Disminución de Otros Activos Financieros Circulantes	41.552.760.740
B. Aplicaciones Financieras	**414.935.021.558**
Inversión Financiera	70.933.910.897
Incremento de Cuentas por Cobrar a Corto Plazo	70.933.910.897
Incremento de Otras Cuentas por Cobrar a Corto Plazo	70.933.910.897
Disminución de Pasivos	82.814.888.864
Disminución de Cuentas y Efectos por Pagar	82.814.888.864
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	82.814.888.864
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	1.525.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	160.710.102
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	40.609.959.335
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	40.519.219.427
Resultado Financiero: Déficit	261.186.221.797

A0367

Fundación Laboratorio Nacional de Vialidad

(LANAVIAL)

FUNDACIÓN LABORATORIO NACIONAL DE VIALIDAD (LANAVIAL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Laboratorio Nacional de Vialidad (LANAVIAL), adscrita al Ministerio de Infraestructura, procedió a elaborar el presupuesto para el año 2006, enmarcado dentro de los parámetros diseñados por el Ejecutivo Nacional, a fin de garantizar la prestación de los servicios para lo cual fue creado, para tales fines cuenta con un presupuesto que asciende a la cantidad de SIETE MIL SETECIENTOS CUARENTA Y SEIS MILLONES SEISCIENTOS SESENTA Y NUEVE MIL DOSCIENTOS CINCUENTA Y CUATRO BOLIVARES (Bs. 7.746.669.254).

La demanda potencial de los servicios prestados por la Fundación es amplia y en todo el ámbito nacional, en virtud que el objetivo fundamental de la institución es el aseguramiento y control de calidad de las obras de infraestructura sean estas viales, aeroportuarias o de edificaciones que se realicen en el país, motivo por el cual los servicios pueden ser requeridos por el Sector Publico o Privado. Se debe acotar sin embargo, que los servicios no son solicitados en la proporción que debieran serlo, debido a diversos factores tales como: a) La falta de una cultura de calidad dentro del área, que permite la aplicación de criterios disímiles en cuanto a la utilización de materiales y procedimientos sin los controles y estudios necesarios, lo que trae aparejado que las obras, no resulten ni técnica ni económicamente como fueron planificadas. b) De igual forma, la caída de la inversión en el sector construcción tanto a nivel privado como publico ha generado una merma en la demanda de los servicios, pues la actividad que se realiza está directamente relacionada con la ejecución de obras de infraestructura.

La Fundación a través del desarrollo de estudios, análisis e investigaciones especiales, utilizando equipos altamente sofisticados, algunos de ellos únicos en el país, pretende colaborar en el logro de la racionalización de los costos en la construcción y mantenimiento de obras. Del mismo modo apoya a otras organizaciones públicas y privadas, en estudios que permitan determinar la potencial utilización de sus residuos de procesos, en pavimentos económicos para los barrios o consolidación de vialidad rural (Sidor, Venalum, Proforca y Cemex), o en estudios puntuales de problemáticas presentadas, como la Mancha Negra. En aras de dar mayor confiabilidad en los servicios que presta la Fundación se esta adecuando el sistema de calidad del laboratorio según los requisitos de la norma COVENIN 2534, con el objeto de obtener la acreditación de ensayos de laboratorio de acuerdo a dicha norma, para lo cual se elaborará el Manual de la Calidad, el Manual de Procedimientos y el de Instrucciones de Trabajo.

Igualmente se desarrollará y documentará el laboratorio de calidad en función de la ISO 9001-2000, para evaluar el avance de la gestión de calidad con auditorias internas y externas. Como objetivo final se estudiará el dictado de cursos a nivel nacional para la capacitación de Ingenieros Técnicos y Laboratoristas. Este adiestramiento se realiza al personal público y privado de laboratorios viales y otros organismos. Especialmente en las áreas de suelos, concreto, asfalto y control de calidad de obras de infraestructura, con el objeto de que en el devenir del tiempo se cree y desarrolle una cultura de calidad, comprendiendo la importancia de conocer y manejar los parámetros o metodologías empleados, la importancia de exigir una buena calidad de los materiales utilizados, lográndose un rendimiento considerable en las inversiones que se ejecutan y por ende un mejor resultado de la gestión pública, sin dejar de mencionar el beneficio integral para el país y sus ciudadanos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**6.808.454.651**
Transferencias y Donaciones Corrientes	4.201.700.000
Del Sector Público	4.201.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.201.700.000
De la República	4.201.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.592.354.651
Venta de Servicios	2.592.354.651
Rentas de la Propiedad	12.000.000
Intereses	12.000.000
Intereses Internos	12.000.000
Intereses por Depósitos	12.000.000
Otros Ingresos	2.400.000
Otros Ingresos Ajenos a la Operación	1.200.000
Otros Ingresos Ordinarios	1.200.000
Ingresos de Capital	**175.252.807**
Recursos Propios de Capital	175.252.807
Incremento de la Depreciación y Amortización Acumuladas	175.252.807
Fuentes Financieras	**762.961.796**
Disminución de la Inversión Financiera	762.961.796
Disminución de Otros Activos Financieros	762.961.796
Disminución de Disponibilidades	383.517.050
Disminución de Bancos	383.517.050
Disminución de Cuentas por Cobrar a Corto Plazo	251.308.204
Disminución de Cuentas Comerciales por Cobrar	251.308.204
Disminución de Otros Activos Financieros Circulantes	128.136.542
TOTAL	**7.746.669.254**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**5.322.755.367**
Gastos de Consumo	5.322.755.367
Remuneraciones	3.960.133.660
Sueldos, Salarios y Otras Retribuciones	3.960.133.660
Bienes y Servicios	1.187.368.900
Bienes de Consumo	271.148.900
Servicios no Personales	916.220.000
Depreciación y Amortización	175.252.807
Gastos de Capital	**1.696.400.000**
Inversión Real Directa	1.696.400.000
Formación Bruta de Capital Fijo	1.598.400.000
Maquinaria, Equipos y Otros Bienes Muebles	1.348.800.000
Construcciones de Bienes de Dominio Privado	249.600.000
Bienes Intangibles	98.000.000
Aplicaciones Financieras	**727.513.887**
Disminución de Pasivos	727.513.887
Disminución de Otros Pasivos	727.513.887
Disminución de Otros Pasivos a Corto Plazo	727.513.887
TOTAL	**7.746.669.254**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.960.133.660			3.960.133.660
02	Gestión Administrativa	3.544.969.254	241.566.340			4.030.664.954
	TOTAL	3.544.969.254	4.201.700.000			7.746.669.254

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**117**	**1.902.865.728**
Directivo	26	869.624.793
Profesional y Técnico	55	655.759.407
Administrativo	36	377.481.528
TOTAL	**117**	**1.902.865.728**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.960.133.660
4.02	Materiales, Suministros y Mercancías	271.148.900
4.03	Servicios no Personales	916.220.000
4.04	Activos Reales	1.696.400.000
4.08	Otros Gastos	175.252.807
4.11	Disminución de Pasivos	727.513.887
	TOTAL	**7.746.669.254**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.808.454.651**
Transferencias y Donaciones Corrientes	4.201.700.000
Del Sector Público	4.201.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.201.700.000
Ministerio de Infraestructura	4.201.700.000
Gastos de Funcionamiento	4.201.700.000
Recursos Ordinarios	4.201.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.592.354.651
Venta de Servicios	2.592.354.651
Rentas de la Propiedad	12.000.000
Intereses	12.000.000
Intereses Internos	12.000.000
Intereses por Depósitos	12.000.000
Otros Ingresos	2.400.000
Otros Ingresos Ajenos a la Operación	1.200.000
Otros Ingresos Ordinarios	1.200.000
B. Gastos Corrientes	**5.322.755.367**
Gastos de Consumo	5.322.755.367
Remuneraciones	3.960.133.660
Sueldos, Salarios y Otras Retribuciones	3.960.133.660
Bienes y Servicios	1.187.368.900
Bienes de Consumo	271.148.900
Servicios no Personales	916.220.000
Depreciación y Amortización	175.252.807
C. Resultado Económico: Ahorro/(Desahorro)	**1.485.699.284**
II. Cuenta Capital	
A. Ingresos de Capital	**1.660.952.091**
Recursos Propios de Capital	1.660.952.091
Ahorro en la Cuenta Corriente	1.485.699.284
Incremento de la Depreciación y Amortización Acumuladas	175.252.807
B. Gastos de Capital	**1.696.400.000**
Inversión Real Directa	1.696.400.000
Formación Bruta de Capital Fijo	1.598.400.000
Maquinaria, Equipos y Otros Bienes Muebles	1.348.800.000
Construcciones de Bienes de Dominio Privado	249.600.000
Bienes Intangibles	98.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(35.447.909)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

III. Cuenta Financiera	
A. Fuentes Financieras	**762.961.796**
Disminución de la Inversión Financiera	762.961.796
Disminución de Otros Activos Financieros	762.961.796
Disminución de Disponibilidades	383.517.050
Disminución de Bancos	383.517.050
Disminución de Cuentas por Cobrar a Corto Plazo	251.308.204
Disminución de Cuentas Comerciales por Cobrar	251.308.204
Disminución de Otros Activos Financieros Circulantes	128.136.542
B. Aplicaciones Financieras	**762.961.796**
Disminución de Pasivos	727.513.887
Disminución de Otros Pasivos	727.513.887
Disminución de Otros Pasivos a Corto Plazo	727.513.887
Déficit Financiero	35.447.909

A0411
Fundación Pro-Patria 2000

FUNDACIÓN PRO-PATRIA 2000

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La fundación dará continuidad a los objetivos fundamentales previstos en su decreto de creación, el cual está dirigido a organizar, planificar, promover, administrar, financiar y ejecutar proyectos especiales de carácter social, asistencial, habitacional, vial, alimenticios y agroindustrial, con la finalidad de incentivar e impulsar a todos los sectores de la vida nacional, para alcanzar mayores niveles de desarrollo, calidad de vida y bienestar en los sectores más necesitados del país, con la participación de la Fuerza Armada Nacional y la Sociedad Civil.

Para el año 2006, la institución continuará con su política de fortalecimiento de áreas de infraestructura tendentes a mejorar aquellos sectores del país que presentan mayor relevancia, para lo cual se afianzará en los lineamientos emitidos por el Gobierno Central.

La política de gastos estará orientada a:

Continuar con la ejecución de los proyectos iniciados en años anteriores, con especial énfasis en la obras más prioritarias.

Ejecutar proyectos viales en coordinación con el Ministerio de Infraestructura (MINFRA), las Gobernaciones y las Alcaldías.

Atender las demandas realizadas por las regiones, en materia de pavimentación, asfaltado, y bacheo en general de calles y avenidas, canalización de aguas servidas a través de red de cloacas y construcción de red de aguas blancas.

Construcción de tramos de autopistas y de carreteras, mediante la administración directa de la Fundación PROPATRIA.

Incentivar la asociación cooperativa de la población, reubicada en los desarrollos habitacionales construidos por el Ejecutivo Nacional y contribuir con la generación de nuevos puestos de trabajo.

Adecuar la estructura organizativa de la Fundación, conforme a las demandas de la sociedad en general.

Atender las obras de emergencia que en materia de infraestructura médica, educativa, deportiva o de servicios requiera el Ejecutivo Nacional, Estadal o Municipal.

Los Principales proyectos a ejecutar por la Fundación se citan a continuación:

Extensión del Aeropuerto Melvilla Hall, Mancomunidad de Martinico por Bs. 12.288,0 millones.

Remodelación del Instituto Autónomo Aeropuerto Internacional de Maiquetía, Estado Vargas por Bs. 11.838,2 millones.

Construcción, Ampliación y Mejoras de Autopistas, Vías Urbanas y Carreteras por Bs. 581.153,2 millones.

Construcción del Cardiológico Infantil en Montalbán y el Centro de Tratamiento Oncológico en San Cristóbal por Bs. 42.638,4 millones.

Las acciones centralizadas se ubican en Bs. 13.091,2 millones, de los cuales Bs. 9.000,0 millones corresponden a la transferencia para gastos de funcionamiento del Despacho de Infraestructura, que permitirán apoyar la ejecución de los proyectos de la Fundación. La diferencia Bs. 4.091,2 millones corresponden a recursos propios.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**50.383.765.580**
Transferencias y Donaciones Corrientes	9.000.000.000
Del Sector Público	9.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	9.000.000.000
De la República	9.000.000.000
Rentas de la Propiedad	41.347.715.580
Intereses	41.347.715.580
Intereses Internos	41.347.715.580
Intereses por Depósitos	41.347.715.580
Otros Ingresos	36.050.000
Diversos Ingresos	36.050.000
Ingresos de Capital	**344.210.800**
Recursos Propios de Capital	344.210.800
Incremento de la Depreciación y Amortización Acumuladas	344.210.800
Fuentes Financieras	**689.342.278.383**
Disminución de la Inversión Financiera	689.342.278.383
Disminución de Otros Activos Financieros	689.342.278.383
Disminución de Disponibilidades	689.342.278.383
Disminución de Bancos	500.000.000
Disminución de Inversiones Temporales	688.842.278.383
TOTAL	**740.070.254.763**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**338.585.412.532**
Gastos de Consumo	11.799.640.575
Remuneraciones	8.371.792.198
Sueldos, Salarios y Otras Retribuciones	3.082.488.000
Beneficios y Complementos de Sueldos y Salarios	1.503.853.967
Aportes Patronales	332.237.504
Prestaciones Sociales y Otras Indemnizaciones	2.052.800.000
Asistencia Socioeconómica	1.033.772.727
Otros Gastos de Personal	366.640.000
Bienes y Servicios	3.083.637.577
Bienes de Consumo	416.364.000
Servicios no Personales	2.667.273.577
Depreciación y Amortización	344.210.800
Transferencias y Donaciones Corrientes	326.785.771.957
Al Sector Privado	67.400.000
Transferencias Corrientes al Sector Privado	67.400.000
Directas a Personas	67.400.000
Jubilaciones y Otros Beneficios Asociados	67.400.000
Al Sector Público	326.718.371.957
Transferencias Corrientes al Sector Público	326.718.371.957
A la República	326.718.371.957
Al Poder Estadal	326.718.371.957
Gastos de Capital	**291.359.842.231**
Inversión Real Directa	291.359.842.231
Formación Bruta de Capital Fijo	291.359.842.231
Edificios e Instalaciones	289.240.000
Maquinaria, Equipos y Otros Bienes Muebles	1.279.144.000
Construcciones de Bienes de Dominio Privado	289.791.458.231
Aplicaciones Financieras	**110.125.000.000**
Inversión Financiera	100.000.000.000
Incremento de Cuentas por Cobrar a Corto Plazo	100.000.000.000
Incremento de Otras Cuentas por Cobrar a Corto Plazo	100.000.000.000
Disminución de Pasivos	10.125.000.000
Disminución de Cuentas y Efectos por Pagar	10.125.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	10.125.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	52.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	73.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	10.000.000.000
TOTAL	**740.070.254.763**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Fpaer1	Extensión del Aeropuerto Melvilla Hall, Mancomunidad de Dominica	Metro Cúbico	1.600.000	12.288.000.000				12.288.000.000
Fpaer2	Remodelación del Instituto Autónomo Aeropuerto Internacional de Maiquetía, Edo. Vargas	Metro Cuadrado	8.790	11.838.192.000				11.838.192.000
Fpduc1	Obras de Carácter Educativo en Poblaciones Desprovistas Para el Mejor Acceso de la Educación Formal, Incrementar la Calidad de Vida y Disminuir la Deserción Estudiantil.	Metro Cuadrado	4.040	4.021.203.564				4.021.203.564
Fpsede1	Construcción, Ampliación y Mejoras de Edificaciones de Seguridad y Defensa	Metro Cuadrado	48.603	16.314.227.223				16.314.227.223
Fpvar1	Construcción, Ampliación y Mejoras de Edificaciones Varias	Metro Cuadrado	53.300	58.725.759.493				58.725.759.493
Fpvial1	Construcción, Ampliación y Mejoras de Autopistas, Vías Urbanas y Carreteras.	Kilómetro	1.464	581.153.213.571				581.153.213.571
Fphosp1	Construcción del Cardiológico Infantil, Montalbán, Distrito Capital y Culminación del Centro de Tratamiento Oncológico en san Cristóbal, Edo. Táchira	Porcentaje	100	42.638.445.137				42.638.445.137
	TOTAL			726.979.040.988				726.979.040.988

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		8.487.792.198			8.487.792.198
02	Gestión Administrativa	4.023.813.775	512.207.802			4.536.021.577
03	Previsión y Protección Social	67.400.000				67.400.000
	TOTAL	4.091.213.775	9.000.000.000			13.091.213.775

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**116**	**2.342.184.800**
Directivo	7	347.964.812
Profesional y Técnico	80	1.775.019.988
Administrativo	13	109.200.000
Obrero	16	110.000.000
Personal Contratado	**10**	**187.000.000**
Profesional y Técnico	7	155.000.000
Administrativo	1	15.000.000
Obrero	2	17.000.000
TOTAL	126	2.529.184.800

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**2**	**33.800.000**
Jubilado	2	33.800.000
Obrero	**1**	**7.200.000**
Jubilado	1	7.200.000
TOTAL	3	41.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	8.371.792.198
4.02	Materiales, Suministros y Mercancías	416.364.000
4.03	Servicios no Personales	2.667.273.577
4.04	Activos Reales	291.359.842.231
4.05	Activos Financieros	100.000.000.000
4.07	Transferencias y Donaciones	326.785.771.957
4.08	Otros Gastos	344.210.800
4.11	Disminución de Pasivos	10.125.000.000
	TOTAL	740.070.254.763

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**50.383.765.580**
Transferencias y Donaciones Corrientes	9.000.000.000
Del Sector Público	9.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	9.000.000.000
De la República	9.000.000.000
Ministerio de Infraestructura	9.000.000.000
Recursos Ordinarios	9.000.000.000
Gastos de Funcionamiento	9.000.000.000
Rentas de la Propiedad	41.347.715.580
Intereses	41.347.715.580
Intereses Internos	41.347.715.580
Intereses por Depósitos	41.347.715.580
Otros Ingresos	36.050.000
Diversos Ingresos	36.050.000
B. Gastos Corrientes	**338.585.412.532**
Gastos de Consumo	11.799.640.575
Remuneraciones	8.371.792.198
Sueldos, Salarios y Otras Retribuciones	3.082.488.000
Beneficios y Complementos de Sueldos y Salarios	1.503.853.967
Aportes Patronales	332.237.504
Prestaciones Sociales y Otras Indemnizaciones	2.052.800.000
Asistencia Socioeconómica	1.033.772.727
Otros Gastos de Personal	366.640.000
Bienes y Servicios	3.083.637.577
Bienes de Consumo	416.364.000
Servicios no Personales	2.667.273.577
Depreciación y Amortización	344.210.800
Transferencias y Donaciones Corrientes	326.785.771.957
Al Sector Privado	67.400.000
Transferencias Corrientes al Sector Privado	67.400.000
Directas a Personas	67.400.000
Jubilaciones y Otros Beneficios Asociados	67.400.000
Al Sector Público	326.718.371.957
Transferencias Corrientes al Sector Público	326.718.371.957
A la República	326.718.371.957
Al Poder Estadal	326.718.371.957
C. Resultado Económico: Ahorro/(Desahorro)	**(288.201.646.952)**
II. Cuenta Capital	
A. Ingresos de Capital	**(287.857.436.152)**
Recursos Propios de Capital	(287.857.436.152)
Desahorro en la Cuenta Corriente	(288.201.646.952)
Incremento de la Depreciación y Amortización Acumuladas	344.210.800
B. Gastos de Capital	**291.359.842.231**
Inversión Real Directa	291.359.842.231
Formación Bruta de Capital Fijo	291.359.842.231
Edificios e Instalaciones	289.240.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Maquinaria, Equipos y Otros Bienes Muebles	1.279.144.000
Construcciones de Bienes de Dominio Privado	289.791.458.231
C. Resultado Financiero: Superávit/(Déficit)	**(579.217.278.383)**
III. Cuenta Financiera	
A. Fuentes Financieras	**689.342.278.383**
Disminución de la Inversión Financiera	689.342.278.383
Disminución de Otros Activos Financieros	689.342.278.383
Disminución de Disponibilidades	689.342.278.383
Disminución de Bancos	500.000.000
Disminución de Inversiones Temporales	688.842.278.383
B. Aplicaciones Financieras	**689.342.278.383**
Inversión Financiera	100.000.000.000
Incremento de Cuentas por Cobrar a Corto Plazo	100.000.000.000
Incremento de Otras Cuentas por Cobrar a Corto Plazo	100.000.000.000
Disminución de Pasivos	10.125.000.000
Disminución de Cuentas y Efectos por Pagar	10.125.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	10.125.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	52.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	73.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	10.000.000.000
Resultado Financiero: Déficit	579.217.278.383

A0658
Instituto Autónomo Aeropuerto Internacional de Maiquetía (I.A.A.I.M.)

INSTITUTO AUTÓNOMO AEROPUERTO INTERNACIONAL DE MAIQUETÍA (I.A.A.I.M.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Presupuesto para el año 2006, se ubica en la cantidad de Bs. 247.889,1 millones lo que permitirá, entre otros aspectos, la consecución de los proyectos contemplados y que vienen a representar la repotenciación y modernización de sus instalaciones, a fin de consolidar y garantizar la prestación de un excelente servicio a los usuarios del mismo. En este sentido, se proyecta lo siguiente:

- Precios y tarifas: para el Ejercicio Fiscal 2006 el Instituto Autónomo Aeropuerto Internacional de Maiquetía iniciara el proceso de actualización del sistema de tarifas por servicios a las aeronaves.

- Producción de servicios: atender a todos los servicios inherentes al movimiento de aeronaves, pasajeros y carga en el aeropuerto.

- Inversión: adquirir equipos y sistemas destinados a lograr la necesaria plataforma tecnológica y ejecutar e inspeccionar la construcción de obras orientadas en su conjunto a elevar la categoría del Aeropuerto.

- Comercialización: incrementar la participación de los ingresos generados por las concesiones comerciales en la estructura de ingresos del Organismo.

- Rentabilidad y resultados: obtener ingresos suficientes para cubrir costos y gastos de operación, gastos de mantenimiento y crear reservas de capitales para responder al crecimiento futuro del aeropuerto y ser autosuficiente para ampliar su capital.

- Diseñar e Implementar programa de mantenimiento preventivo y correctivo de las instalaciones, equipos, áreas de pista y zonas verdes.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**231.809.307.735**
Venta de Bienes y Servicios de las Administraciones Publicas	231.809.307.735
Venta de Servicios	231.809.307.735
Ingresos de Capital	**5.079.771.534**
Recursos Propios de Capital	5.079.771.534
Incremento de la Depreciación y Amortización Acumuladas	5.079.771.534
Fuentes Financieras	**11.000.000.000**
Disminución de la Inversión Financiera	7.000.000.000
Disminución de Otros Activos Financieros	7.000.000.000
Disminución de Disponibilidades	5.000.000.000
Disminución de Bancos	5.000.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	2.000.000.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	2.000.000.000
Incremento de Pasivos	4.000.000.000
Incremento de Cuentas y Efectos por Pagar	4.000.000.000
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	4.000.000.000
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	4.000.000.000
TOTAL	**247.889.079.269**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**209.406.798.169**
Gastos de Consumo	191.247.267.769
Remuneraciones	114.813.481.000
Sueldos, Salarios y Otras Retribuciones	25.615.639.000
Beneficios y Complementos de Sueldos y Salarios	36.736.033.000
Aportes Patronales	6.664.360.000
Prestaciones Sociales y Otras Indemnizaciones	8.819.549.000
Asistencia Socioeconómica	36.977.900.000
Bienes y Servicios	71.354.015.235
Bienes de Consumo	12.024.434.122
Servicios no Personales	59.329.581.113
Depreciación y Amortización	5.079.771.534
Transferencias y Donaciones Corrientes	18.159.530.400
Al Sector Privado	18.159.530.400
Transferencias Corrientes al Sector Privado	18.159.530.400
Directas a Personas	18.159.530.400
Pensiones y Otros Beneficios Asociados	1.860.336.900
Jubilaciones y Otros Beneficios Asociados	10.144.018.800
Otras Transferencias Directas a Personas	6.155.174.700
Gastos de Capital	**38.482.281.100**
Inversión Real Directa	38.482.281.100
Formación Bruta de Capital Fijo	35.729.921.620
Maquinaria, Equipos y Otros Bienes Muebles	34.723.721.620
Construcciones de Bienes de Dominio Privado	1.006.200.000
Bienes Intangibles	2.752.359.480
TOTAL	**247.889.079.269**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Repotenciación de las Subestaciones Eléctricas	Equipo	4	6.551.640.000				6.551.640.000
002	Modernización de la Infraestructura Aeroportuaria	Equipo	3	4.210.000.000				4.210.000.000
003	Ampliación de la Infraestructura Aeroportuaria	Estudio	1	2.580.000.000				2.580.000.000
	TOTAL			13.341.640.000				13.341.640.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	115.303.881.400				115.303.881.400
02	Gestión Administrativa	101.487.947.469				101.487.947.469
03	Previsión y Protección Social	17.755.610.400				17.755.610.400
	TOTAL	234.547.439.269				234.547.439.269

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.353**	**12.684.955.403**
Directivo	12	363.136.901
Profesional y Técnico	304	3.009.375.536
Administrativo	510	5.847.496.798
Obrero	527	3.464.946.168
Personal Contratado	**830**	**1.405.905.030**
Directivo	3	48.016.845
Profesional y Técnico	142	352.449.371
Administrativo	685	1.005.438.814
TOTAL	**2.183**	**14.090.860.433**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**284**	**3.713.934.000**
Jubilado	190	2.701.090.000
Pensionado	94	1.012.844.000
Obrero	**443**	**4.742.244.000**
Jubilado	387	4.389.067.000
Pensionado	56	353.177.000
TOTAL	**727**	**8.456.178.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	114.813.481.000
4.02	Materiales, Suministros y Mercancías	12.024.434.122
4.03	Servicios no Personales	59.329.581.113
4.04	Activos Reales	38.482.281.100
4.07	Transferencias y Donaciones	18.159.530.400
4.08	Otros Gastos	5.079.771.534
	TOTAL	**247.889.079.269**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**231.809.307.735**
Venta de Bienes y Servicios de las Administraciones Públicas	231.809.307.735
Venta de Servicios	231.809.307.735
B. Gastos Corrientes	**209.406.798.169**
Gastos de Consumo	191.247.267.769
Remuneraciones	114.813.481.000
Sueldos, Salarios y Otras Retribuciones	25.615.639.000
Beneficios y Complementos de Sueldos y Salarios	36.736.033.000
Aportes Patronales	6.664.360.000
Prestaciones Sociales y Otras Indemnizaciones	8.819.549.000
Asistencia Socioeconómica	36.977.900.000
Bienes y Servicios	71.354.015.235
Bienes de Consumo	12.024.434.122
Servicios no Personales	59.329.581.113
Depreciación y Amortización	5.079.771.534
Transferencias y Donaciones Corrientes	18.159.530.400
Al Sector Privado	18.159.530.400
Transferencias Corrientes al Sector Privado	18.159.530.400
Directas a Personas	18.159.530.400
Pensiones y Otros Beneficios Asociados	1.860.336.900
Jubilaciones y Otros Beneficios Asociados	10.144.018.800
Otras Transferencias Directas a Personas	6.155.174.700
C. Resultado Económico: Ahorro/(Desahorro)	**22.402.509.566**
II. Cuenta Capital	
A. Ingresos de Capital	**27.482.281.100**
Recursos Propios de Capital	27.482.281.100
Ahorro en la Cuenta Corriente	22.402.509.566
Incremento de la Depreciación y Amortización Acumuladas	5.079.771.534
B. Gastos de Capital	**38.482.281.100**
Inversión Real Directa	38.482.281.100
Formación Bruta de Capital Fijo	35.729.921.620
Maquinaria, Equipos y Otros Bienes Muebles	34.723.721.620
Construcciones de Bienes de Dominio Privado	1.006.200.000
Bienes Intangibles	2.752.359.480
C. Resultado Financiero: Superávit/(Déficit)	**(11.000.000.000)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

III. Cuenta Financiera	
A. Fuentes Financieras	**11.000.000.000**
Disminución de la Inversión Financiera	7.000.000.000
Disminución de Otros Activos Financieros	7.000.000.000
Disminución de Disponibilidades	5.000.000.000
Disminución de Bancos	5.000.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	2.000.000.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	2.000.000.000
Incremento de Pasivos	4.000.000.000
Incremento de Cuentas y Efectos por Pagar	4.000.000.000
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	4.000.000.000
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	4.000.000.000
B. Aplicaciones Financieras	**11.000.000.000**
Resultado Financiero: Déficit	11.000.000.000

A0659

Instituto Autónomo Ferrocarriles del Estado (IAFE)

INSTITUTO AUTÓNOMO FERROCARRILES DEL ESTADO (IAFE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Autónomo Ferrocarriles del Estado tiene como misión contribuir con el desarrollo económico, social y político del país, la integración territorial, nacional e internacional y la seguridad y defensa de la nación, brindando un servicio público, económico y de excelente calidad, que satisfaga las necesidades de transporte de carga y pasajeros de la población, mediante la planificación, regulación, construcción, explotación, operación, fiscalización y control del sistema de transporte ferroviario nacional en armonía con el medio ambiente.

Los objetivos corporativos del Instituto se señalan a continuación:

1. Formular políticas y estrategias, planes y programas que orienten, en el largo, mediano y corto plazo, el desarrollo del Sistema de Transporte Ferroviario Nacional y realizar el seguimiento y evaluación de su ejecución.

2. Desarrollar y consolidar las normas y procedimientos para la construcción, operación y explotación del Sistema de Transporte Ferroviario Nacional.

3. Construir, rehabilitar y mejorar las infraestructuras, superestructuras, instalaciones, equipos y sistemas que conforman el Sistema de Transporte Ferroviario Nacional, inspeccionar y controlar la calidad de las obras e instalaciones.

4. Explotar, operar y mantener el Sistema de Transporte Ferroviario Nacional y garantizar el servicio de transporte de personas y carga en condiciones de excelente calidad, seguridad y satisfacción para clientes y usuarios.

5. fiscalizar y controlar el cumplimiento de las disposiciones de la ley del STFN, normas y procedimientos y otros instrumentos regulatorios de la construcción, explotación y operación del STFN, instruir expedientes e imponer las sanciones previstas por la violación de las disposiciones legales.

Como parte de una política integral a corto y mediano plazo para el año 2006 el Instituto Autónomo de Ferrocarriles del Estado, realizará una serie de actividades dirigidas a cumplir los siguientes objetivos:

1. Promocionar conjuntamente con las instituciones públicas nacionales y regionales el desarrollo del Sistema de Transporte Ferroviario Nacional.

2. Incentivar el proceso de apertura para la participación en la ejecución de los diferentes proyectos del Plan Ferroviario Nacional.

3. Obtener los recursos financieros necesarios que aseguren cumplir los planes de trabajo para la ejecución de los siguientes proyectos:

Culminar la construcción del Sistema Ferroviario Central "Ezequiel Zamora", tramo Caracas Tuy Medio y/o iniciar operación comercial.

Culminar la Rehabilitación del Sistema Centro-Occidental "Simón Bolívar", Tramos Barquisimeto- Puerto Cabello y Yaritagua - Acarigua.

Continuar con la Rehabilitación del Sistema Centro-Occidental "Simón Bolívar", Tramos Puerto Cabello-Barquisimeto y Yaritagua-Turén.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**32.601.047.200**
Transferencias y Donaciones Corrientes	22.601.047.200
Del Sector Público	22.601.047.200
Transferencias Corrientes Internas Recibidas del Sector Público	22.601.047.200
De la República	22.601.047.200
Venta de Bienes y Servicios de las Administraciones Publicas	4.200.000.000
Venta de Servicios	2.200.000.000
Venta de Otros Bienes y Servicios	2.000.000.000
Rentas de la Propiedad	2.000.000.000
Intereses	2.000.000.000
Intereses Internos	2.000.000.000
Intereses por Depósitos	2.000.000.000
Otros Ingresos	3.800.000.000
Otros Ingresos Ajenos a la Operación	800.000.000
Diversos Ingresos	3.000.000.000
Ingresos de Capital	**577.358.952.800**
Recursos Propios de Capital	50.000.000
Incremento de la Depreciación y Amortización Acumuladas	50.000.000
Transferencias y Donaciones de Capital	577.308.952.800
Transferencias de Capital Recibidas del Sector Público	577.308.952.800
De la República	577.308.952.800
Ministerio de Infraestructura	577.308.952.800
Recursos Ordinarios	2.398.952.800
Convenio Integral de Cooperación	2.398.952.800
Proyectos por Endeudamiento	574.910.000.000
Sistema Ferroviario Central "Ezequiel zamora", Tramo: Caracas-Tuy Medio	389.150.000.000
Rehabilitación del Sistema Centro-Occidental "Simón Bolívar", Tramos Puerto cabello-Barquisimeto- y Yaritagua-Acarigua	185.760.000.000
Fuentes Financieras	**40.220.000.000**
Disminución de la Inversión Financiera	40.220.000.000
Disminución de Otros Activos Financieros	40.220.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	40.220.000.000
Disminución de Cuentas Comerciales por Cobrar	20.000.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	40.200.000.000
TOTAL	**650.180.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**32.601.047.200**
Gastos de Consumo	29.174.047.200
Remuneraciones	28.124.047.200
Sueldos, Salarios y Otras Retribuciones	15.476.242.888
Beneficios y Complementos de Sueldos y Salarios	7.506.530.533
Aportes Patronales	812.353.290
Prestaciones Sociales y Otras Indemnizaciones	1.648.452.245
Asistencia Socioeconómica	2.680.468.244
Bienes y Servicios	1.000.000.000
Bienes de Consumo	400.000.000
Servicios no Personales	600.000.000
Depreciación y Amortización	50.000.000
Transferencias y Donaciones Corrientes	3.427.000.000
Al Sector Privado	3.407.125.000
Transferencias Corrientes al Sector Privado	3.407.125.000
Directas a Personas	3.325.264.380
Pensiones y Otros Beneficios Asociados	562.768.650
Jubilaciones y Otros Beneficios Asociados	2.732.495.730
Otras Transferencias Directas a Personas	30.000.000
A Instituciones sin Fines de Lucro	81.860.620
Al Sector Externo	19.875.000
Transferencias Corrientes al Exterior	19.875.000
A Organismos Internacionales	19.875.000
Gastos de Capital	**577.308.952.800**
Inversión Real Directa	577.308.952.800
Formación Bruta de Capital Fijo	419.446.918.759
Maquinaria, Equipos y Otros Bienes Muebles	1.557.500.000
Bienes Preexistentes	62.885.600.000
Construcciones de Bienes de Dominio Público	72.317.783.440
Producción Propia (gastos Capitalizables)	282.686.035.319
Remuneraciones	21.787.733.544
Sueldos, Salarios y Otras Retribuciones	11.983.253.449
Beneficios y Complementos de Sueldos y Salarios	5.817.324.856
Aportes Patronales	653.632.006
Prestaciones Sociales y Otras Indemnizaciones	1.307.264.013
Asistencia Socioeconómica	2.026.259.220
Bienes y Servicios	260.898.301.775
Bienes de Consumo	44.371.766.456
Servicios no Personales	216.526.535.319
Bienes Intangibles	157.862.034.041

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Aplicaciones Financieras	**40.270.000.000**
Inversión Financiera	217.000.000
Incremento de Otros Activos Financieros	217.000.000
Incremento de Disponibilidades	217.000.000
Incremento de Bancos	217.000.000
Disminución de Pasivos	40.053.000.000
Disminución de Cuentas y Efectos por Pagar	40.053.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	40.003.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	3.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	40.000.000.000
Disminución de Otras Cuentas y Efectos por Pagar	50.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	50.000.000
TOTAL	**650.180.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Construcción del Sistema Ferroviario Central I Etapa Tramo Caracas Tuy Medio	Construcción	41		389.150.000.000			389.150.000.000
03	Rehabilitación del Sistema Ferroviario Centro Occidental Simón Bolívar Tramos Puerto Cabello Barquisimeto y Yaritagua Acarigua	Bolívares	185.760.00 0.000		185.760.000.000			185.760.000.000
08	Convenio de Cooperación	Proyecto	4		2.398.952.800			2.398.952.800
	TOTAL				577.308.952.800			577.308.952.800

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	5.523.000.000	22.601.047.200			28.124.047.200
02	Gestión Administrativa	1.050.000.000			40.270.000.000	40.670.000.000
03	Previsión y Protección Social	3.427.000.000				3.427.000.000
	TOTAL	10.000.000.000	22.601.047.200		40.270.000.000	72.871.047.200

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**607**	**5.634.260.135**
Directivo	40	1.012.519.490
Profesional y Técnico	132	1.588.964.515
Administrativo	138	983.733.380
Obrero	297	2.049.042.750
Personal Contratado	**1.022**	**16.078.836.661**
Directivo	255	3.591.581.114
Profesional y Técnico	481	7.973.930.960
Administrativo	286	4.513.324.587
TOTAL	**1.629**	**21.713.096.796**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**347**	**1.873.014.864**
Jubilado	347	1.873.014.864
Obrero	**79**	**392.556.602**
Pensionado	79	392.556.602
TOTAL	**426**	**2.265.571.466**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	49.911.780.744
4.02	Materiales, Suministros y Mercancías	44.771.766.456
4.03	Servicios no Personales	217.126.535.319
4.04	Activos Reales	294.622.917.481
4.05	Activos Financieros	217.000.000
4.07	Transferencias y Donaciones	3.427.000.000
4.08	Otros Gastos	50.000.000
4.11	Disminución de Pasivos	40.053.000.000
	TOTAL	**650.180.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**32.601.047.200**
Transferencias y Donaciones Corrientes	22.601.047.200
Del Sector Público	22.601.047.200
Transferencias Corrientes Internas Recibidas del Sector Público	22.601.047.200
De la República	22.601.047.200
Ministerio de Infraestructura	22.601.047.200
Recursos Ordinarios	22.601.047.200
Gastos de Funcionamiento	22.601.047.200
Venta de Bienes y Servicios de las Administraciones Publicas	4.200.000.000
Venta de Servicios	2.200.000.000
Venta de Otros Bienes y Servicios	2.000.000.000
Rentas de la Propiedad	2.000.000.000
Intereses	2.000.000.000
Intereses Internos	2.000.000.000
Intereses por Depósitos	2.000.000.000
Otros Ingresos	3.800.000.000
Otros Ingresos Ajenos a la Operación	800.000.000
Diversos Ingresos	3.000.000.000
B. Gastos Corrientes	**32.601.047.200**
Gastos de Consumo	29.174.047.200
Remuneraciones	28.124.047.200
Sueldos, Salarios y Otras Retribuciones	15.476.242.888
Beneficios y Complementos de Sueldos y Salarios	7.506.530.533
Aportes Patronales	812.353.290
Prestaciones Sociales y Otras Indemnizaciones	1.648.452.245
Asistencia Socioeconómica	2.680.468.244
Bienes y Servicios	1.000.000.000
Bienes de Consumo	400.000.000
Servicios no Personales	600.000.000
Depreciación y Amortización	50.000.000
Transferencias y Donaciones Corrientes	3.427.000.000
Al Sector Privado	3.407.125.000
Transferencias Corrientes al Sector Privado	3.407.125.000
Directas a Personas	3.325.264.380
Pensiones y Otros Beneficios Asociados	562.768.650
Jubilaciones y Otros Beneficios Asociados	2.732.495.730
Otras Transferencias Directas a Personas	30.000.000
A Instituciones sin Fines de Lucro	81.860.620
Al Sector Externo	19.875.000
Transferencias Corrientes al Exterior	19.875.000
A Organismos Internacionales	19.875.000
C. Resultado Económico: Equilibrado	
II. Cuenta Capital	
A. Ingresos de Capital	**577.358.952.800**
Recursos Propios de Capital	50.000.000
Incremento de la Depreciación y Amortización Acumuladas	50.000.000
Transferencias y Donaciones de Capital	577.308.952.800
Transferencias de Capital Recibidas del Sector Público	577.308.952.800

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
De la República	577.308.952.800
Ministerio de Infraestructura	577.308.952.800
Recursos Ordinarios	2.398.952.800
Convenio Integral de Cooperación	2.398.952.800
Proyectos por Endeudamiento	574.910.000.000
Sistema Ferroviario Central "Ezequiel zamora". Tramo: Caracas-Tuy Medio	389.150.000.000
Rehabilitación del Sistema Centro-Occidental "Simón Bolivar", Tramos Puerto cabello-Barquisimeto y Yaritagua-Acarigua	185.760.000.000
B. Gastos de Capital	**577.308.952.800**
Inversión Real Directa	294.622.917.481
Formación Bruta de Capital Fijo	419.446.918.759
Maquinaria, Equipos y Otros Bienes Muebles	1.557.500.000
Bienes Preexistentes	62.885.600.000
Construcciones de Bienes de Dominio Público	72.317.783.440
Producción Propia (gastos Capitalizables)	282.686.035.319
Remuneraciones	21.787.733.544
Sueldos, Salarios y Otras Retribuciones	11.983.253.449
Beneficios y Complementos de Sueldos y Salarios	5.817.324.856
Aportes Patronales	653.632.006
Prestaciones Sociales y Otras Indemnizaciones	1.307.264.013
Asistencia Socioeconómica	2.026.259.220
Bienes y Servicios	260.898.301.775
Bienes de Consumo	44.371.766.456
Servicios no Personales	216.526.535.319
Bienes Intangibles	157.862.034.041
C. Resultado Financiero: Superávit/(Déficit)	**50.000.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**40.270.000.000**
Disminución de la Inversión Financiera	40.220.000.000
Disminución de Otros Activos Financieros	40.220.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	40.220.000.000
Disminución de Cuentas Comerciales por Cobrar	20.000.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	40.200.000.000
Superávit Financiero	50.000.000
B. Aplicaciones Financieras	**40.270.000.000**
Inversión Financiera	217.000.000
Incremento de Otros Activos Financieros	217.000.000
Incremento de Disponibilidades	217.000.000
Incremento de Bancos	217.000.000
Disminución de Pasivos	40.053.000.000
Disminución de Cuentas y Efectos por Pagar	40.053.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	40.003.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	3.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	40.000.000.000
Disminución de Otras Cuentas y Efectos por Pagar	50.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	50.000.000

A0660

Instituto Postal Telegráfico (IPOSTEL)

INSTITUTO POSTAL TELEGRÁFICO (IPOSTEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Postal Telegráfico de Venezuela (IPOSTEL), tiene como finalidad posicionarse como una de las empresas prestadoras del servicio postal y telegráfica de mayor credibilidad, tanto a nivel nacional como internacional, para lo cual tiene como norte la búsqueda de la excelencia en los servicios comunicacionales prestados, apoyándose para ello en alianzas estratégicas con diferentes organismos públicos. Igualmente tiene previsto la incursión de otros servicios del mismo ramo que satisfagan las necesidades de los clientes reales y potenciales a fin de expandir el mercado postal, fortalecimiento del rol regulador del estado en materia postal y continuar con los convenios especiales de cooperación nacionales e internacionales.

Para ello, IPOSTEL estima continuar las alianzas estratégicas con instituciones públicas mejorar los niveles de calidad y servicio, diversificar los servicios fortalecer la imagen institucional mejorar los tiempos de entrega y de respuesta e incrementar los ingresos, sinceración de metas, en función a los niveles de calidad, requeridos para mejorar el servicio en forma integral.

En este sentido, para la consecución de los objetivos previstos para el año 2006, la Institución presenta un presupuesto que asciende a la cantidad de Bs. 222.179,9 millones, con los cuales tiene previsto llevar a cabo una serie de proyectos que incidirán significativamente en la proyección hacia la búsqueda de la excelencia, en aras de posionarse como una organización de primera línea, en lo que a la prestación de servicio postal se refiere, constituyendo el norte o eje central donde girará su razón de ser, de igual manera como política de gestión administrativa y desarrollo organizacional la Institución se dirige hacia la consolidación de su recurso humano.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**185.230.461.898**
Transferencias y Donaciones Corrientes	110.000.000.000
Del Sector Público	110.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	110.000.000.000
De la República	110.000.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	75.158.461.898
Venta de Servicios	75.158.461.898
Otros Ingresos	72.000.000
Otros Ingresos Ajenos a la Operación	72.000.000
Ingresos de Capital	**968.180.664**
Recursos Propios de Capital	968.180.664
Incremento de la Depreciación y Amortización Acumuladas	968.180.664
Fuentes Financieras	**35.981.336.291**
Disminución de la Inversión Financiera	22.060.364.429
Disminución de Otros Activos Financieros	22.060.364.429
Disminución de Disponibilidades	21.557.698.297
Disminución de Caja	2.364.089.907
Disminución de Bancos	12.193.608.390
Disminución de Inversiones Temporales	7.000.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	502.666.132
Disminución de Cuentas Comerciales por Cobrar	502.666.132
Incremento de Pasivos	13.920.971.862
Incremento de Cuentas y Efectos por Pagar	13.920.971.862
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	13.920.971.862
Incremento de Sueldos, Salarios y Otras Remuneraciones por Pagar	9.681.098.545
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	4.239.873.317
TOTAL	**222.179.978.853**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**209.247.515.261**
Gastos de Consumo	187.328.867.055
Remuneraciones	134.225.626.815
Sueldos, Salarios y Otras Retribuciones	37.810.405.098
Beneficios y Complementos de Sueldos y Salarios	9.056.136.670
Aportes Patronales	7.469.587.539
Prestaciones Sociales y Otras Indemnizaciones	9.680.255.453
Asistencia Socioeconómica	23.330.432.397
Otros Gastos de Personal	46.878.809.658
Bienes y Servicios	52.135.059.576
Bienes de Consumo	4.568.192.583
Servicios no Personales	47.566.866.993
Depreciación y Amortización	968.180.664
Transferencias y Donaciones Corrientes	21.918.648.206
Al Sector Privado	21.633.648.206
Transferencias Corrientes al Sector Privado	21.577.480.206
Directas a Personas	21.570.400.206
Pensiones y Otros Beneficios Asociados	1.274.396.266
Jubilaciones y Otros Beneficios Asociados	20.226.003.940
Otras Transferencias Directas a Personas	70.000.000
A Instituciones sin Fines de Lucro	7.080.000
Donaciones Corrientes al Sector Privado	56.168.000
Donaciones a Personas	56.168.000
Al Sector Externo	285.000.000
Transferencias Corrientes al Exterior	285.000.000
A Organismos Internacionales	285.000.000
Gastos de Capital	**12.932.463.592**
Inversión Real Directa	12.932.463.592
Formación Bruta de Capital Fijo	12.932.463.592
Maquinaria, Equipos y Otros Bienes Muebles	10.866.123.592
Construcciones de Bienes de Dominio Privado	2.066.340.000
TOTAL	**222.179.978.853**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
I01	Seguimiento, Control y Mejora de los Procesos Operativos	Tratado	32.172	22.844.548.278				22.844.548.278
Alba01	Instalación de Oficinas Multiservicios	Oficina	1	9.905.483.095				9.905.483.095
Ic2	Comercialización Venta y Post-venta del Servicio Postal	Pieza	124.763.011	25.643.930.938				25.643.930.938
Ia4	Automatización Procesos Operativos y Administrativos	Actualización	1	3.052.911.902				3.052.911.902
II5	Remodelación, Adecuación y Adquisición de Oficinas	Oficina	4.003	14.776.329.219				14.776.329.219
Is6	Asistencia Social Comunitaria	Comunicación	1	66.323.244				66.323.244
Ir3	Regulación Postal	Fiscalización	2.524	632.109.059				632.109.059
	TOTAL			76.921.635.735				76.921.635.735

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	34.290.162.543	70.106.229.365			104.396.391.908
02	Gestión Administrativa		19.228.303.093			19.228.303.093
03	Previsión y Protección Social	968.180.575	20.665.467.542			21.633.648.117
	TOTAL	35.258.343.118	110.000.000.000			145.258.343.118

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**5.719**	**48.358.726.135**
Directivo	118	2.205.733.796
Profesional y Técnico	749	10.690.287.543
Administrativo	1.760	13.814.799.743
Obrero	3.092	21.647.905.053
Personal Fijo a Tiempo Parcial	**8**	**9.540.000**
Medico	8	9.540.000
Personal Contratado	**337**	**1.876.535.485**
Directivo	2	29.538.685
Profesional y Técnico	41	229.916.073
Administrativo	294	1.617.080.727
TOTAL	**6.064**	**50.244.801.620**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1.085**	**6.597.034.162**
Jubilado	1.036	6.350.503.381
Pensionado	49	246.530.781
Obrero	**1.101**	**7.069.672.210**
Jubilado	1.013	6.633.043.626
Pensionado	88	436.628.584
TOTAL	**2.186**	**13.666.706.372**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	134.225.626.815
4.02	Materiales, Suministros y Mercancías	4.568.192.583
4.03	Servicios no Personales	47.566.866.993
4.04	Activos Reales	12.932.463.592
4.07	Transferencias y Donaciones	21.918.648.206
4.08	Otros Gastos	968.180.664
	TOTAL	**222.179.978.853**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**185.230.461.898**
Transferencias y Donaciones Corrientes	110.000.000.000
Del Sector Público	110.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	110.000.000.000
Ministerio de Infraestructura	110.000.000.000
Recursos Ordinarios	100.094.516.995
Gastos de Funcionamiento	100.094.516.995
Convenio de Cooperación	9.905.483.005
Venta de Bienes y Servicios de las Administraciones Publicas	75.158.461.898
Venta de Servicios	75.158.461.898
Otros Ingresos	72.000.000
Otros Ingresos Ajenos a la Operación	72.000.000
B. Gastos Corrientes	**209.247.515.261**
Gastos de Consumo	187.328.867.055
Remuneraciones	134.225.626.815
Sueldos, Salarios y Otras Retribuciones	37.810.405.098
Beneficios y Complementos de Sueldos y Salarios	9.056.136.670
Aportes Patronales	7.469.587.539
Prestaciones Sociales y Otras Indemnizaciones	9.680.255.453
Asistencia Socioeconómica	23.330.432.397
Otros Gastos de Personal	46.878.809.658
Bienes y Servicios	52.135.059.576
Bienes de Consumo	4.568.192.583
Servicios no Personales	47.566.866.993
Depreciación y Amortización	968.180.664
Transferencias y Donaciones Corrientes	21.918.648.206
Al Sector Privado	21.633.648.206
Transferencias Corrientes al Sector Privado	21.577.480.206
Directas a Personas	21.570.400.206
Pensiones y Otros Beneficios Asociados	1.274.396.266
Jubilaciones y Otros Beneficios Asociados	20.226.003.940
Otras Transferencias Directas a Personas	70.000.000
A Instituciones sin Fines de Lucro	7.080.000
Donaciones Corrientes al Sector Privado	56.168.000
Donaciones a Personas	56.168.000
Al Sector Externo	285.000.000
Transferencias Corrientes al Exterior	285.000.000
A Organismos Internacionales	285.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**(24.017.053.363)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

II. Cuenta Capital	
A. Ingresos de Capital	**(23.048.872.699)**
Recursos Propios de Capital	(23.048.872.699)
Desahorro en la Cuenta Corriente	(24.017.053.363)
Incremento de la Depreciación y Amortización Acumuladas	968.180.664
B. Gastos de Capital	**12.932.463.592**
Inversión Real Directa	12.932.463.592
Formación Bruta de Capital Fijo	12.932.463.592
Maquinaria, Equipos y Otros Bienes Muebles	10.866.123.592
Construcciones de Bienes de Dominio Privado	2.066.340.000
C. Resultado Financiero: Superávit/(Déficit)	**(35.981.336.291)**
III. Cuenta Financiera	
A. Fuentes Financieras	**35.981.336.291**
Disminución de la Inversión Financiera	22.060.364.429
Disminución de Otros Activos Financieros	22.060.364.429
Disminución de Disponibilidades	21.557.698.297
Disminución de Caja	2.364.089.907
Disminución de Bancos	12.193.608.390
Disminución de Inversiones Temporales	7.000.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	502.666.132
Disminución de Cuentas Comerciales por Cobrar	502.666.132
Incremento de Pasivos	13.920.971.862
Incremento de Cuentas y Efectos por Pagar	13.920.971.862
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	13.920.971.862
Incremento de Sueldos, Salarios y Otras Remuneraciones por Pagar	9.681.098.545
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	4.239.873.317
B. Aplicaciones Financieras	**35.981.336.291**
Déficit Financiero	35.981.336.291

A0661
Instituto Nacional de Canalizaciones

INSTITUTO NACIONAL DE CANALIZACIONES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Formulación Presupuestaria para el ejercicio fiscal 2006 fue elaborada de acuerdo a los lineamientos generales y específicos dictados por la Alta Gerencia como por los organismos externos, a los fines de que las diversas unidades operativas y administrativas lo elaboren uniformemente; integrando lo que es el Plan Operativo con el Presupuesto.

A tal efecto, a partir de la Filosofía de Gestión Institucional (Visión-Misión, Objetivos, Políticas y Estrategias Institucionales), se estructuraron los Planes Operativos, para dar respuestas a las prioridades institucionales en las áreas de competencia del I.N.C., con énfasis en la definición y/o continuación de programas, estudios y proyectos, tendentes a la optimización de los Canales de Navegación, consolidación de nuevas vías acuáticas, en especial el Eje Orinoco-Apure, incorporación de proyectos de inversión y/o mejora así como proyectos de modernización orientados al Fortalecimiento Institucional, la eficiente logística de operación, a saber, el abastecimiento y mantenimiento oportuno para poder cumplir a cabalidad la Misión de la Institución.

En este ejercicio fiscal se pretende orientar a través de la labor de planificación y presupuesto, las decisiones de inversión y mejoras hacia el logro de objetivos y acciones concretas, que posibiliten una gestión acorde con los cambios del entorno pertinente a la Organización, potenciando las fortalezas y oportunidades y eliminando o minimizando las amenazas y riesgos, que se le presentan.

El Presupuesto de Ingresos 2006 se formuló considerando:

- Un incremento conservador del 20% en las tasas vigentes al mes de junio 2005. en este aspecto se recomendó a la Presidencia del INC, un estudio técnico para demostrar de forma fehaciente la necesidad de la actualización de las mismas, basado en el desarrollo de una metodología del comportamiento histórico de los volúmenes de los diferentes productos y de los costos asociados a cada uno de los canales y sus implicaciones financieras para los próximos tres (3) años con la finalidad de encontrar tarifas optimas para cada producto y en cada canal.

- Para los ingresos operativos por concepto de cobro de tasas, se solicitó a las empresas usuarias de los canales, la estimación de carga, que junto con el análisis de las tendencias esperadas de los principales productos a transitar y el comportamiento real del volumen de carga transportada en el primer semestre del año 2005 produjeron el insumo para calcular, según el régimen tarifario vigente, al tipo de cambio estimado, los ingresos a recaudar por cada una de las vías administradas por el I.N.C., de acuerdo al Decreto con Fuerza de Ley General de Marina y Actividades conexas. Así mismo, al transporte de cabotaje se le seguirá aplicando el trato preferencial equivalente al 50% y los buques de bandera Venezolana el 10 %.

El volumen a transportar se estimó según comportamiento real de los últimos cinco (5) años.

Se estimó un volumen de carga, a transportar de hidrocarburos por el canal de navegación del Lago de Maracaibo de 29.000.000 barriles mensuales en promedio, motivado a que este producto está siendo llevado por oleoductos a otros estados. Ésta situación se pudo observar en el año 2004 y en los primeros meses del 2005.

Con relación a los ingresos provenientes por contratación externa de dragados, efectuados por la Gerencia de Trabajos Comerciales, se mantuvo bajo el régimen de una cartera conservadora de proyectos .

El proyecto de presupuesto de gastos se formulará en su fase inicial con criterios de racionalidad, como expresión financiera de la gestión de cada Dirección o Gerencia, y se vinculará en correspondencia con el Proyecto del Plan Operativo Anual 2006 de cada Unidad Operativa y Administrativa, respondiendo a las prioridades de la Institución.

El Presupuesto de Gasto se orientará hacia la misión del INC, es decir el mantenimiento de los Canales de Navegación de Maracaibo, Río Orinoco y Apure, este último se estima que entre en funcionamiento a mediados del año 2006, representando todos ellos el 61,68% del total del presupuesto de gasto.

El objetivo principal del INC es garantizar a los usuarios de los canales una navegación segura y confiable por lo que establece para el canal del río Orinoco en el tramo Jobal Boca Grande un mínimo de 34 pies de profundidad en aguas bajas y 44 pies en aguas altas, para lo cual estima dragar 15.500.000 de m3 de sedimentos con recursos propios y 19.000.000 de m3 de sedimentos con recursos provenientes de otras fuentes de financiamiento; así mismo este mantenimiento será apoyado por actividades hidrográficas de investigación y balizamiento, lo cual permitirá un tránsito más seguro.

Por otra parte, se efectuará un dragado en el canal del Lago de Maracaibo el cual estará en el orden de 14.000.000 m3 de sedimentos, apoyado también con actividades de hidrografía, investigación y balizamiento.

Para el canal de navegación del Río Apure se tiene previsto solo actividades de hidrografía, balizamiento, construcción de obras hidráulicas, así como la construcción de la sede administrativa de este canal.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**302.371.674.469**
Transferencias y Donaciones Corrientes	10.000.000.000
Del Sector Público	10.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	10.000.000.000
De la República	10.000.000.000
Ingresos no Tributarios	268.130.243.393
Tasas	268.130.243.393
Venta de Bienes y Servicios de las Administraciones Publicas	16.972.757.359
Venta de Servicios	16.972.757.359
Rentas de la Propiedad	7.268.673.717
Intereses	7.268.673.717
Intereses Internos	7.268.673.717
Intereses por Depósitos	7.268.673.717
Ingresos de Capital	**737.000.000**
Recursos Propios de Capital	737.000.000
Incremento de la Depreciación y Amortización Acumuladas	737.000.000
Fuentes Financieras	**13.021.048.464**
Disminución de la Inversión Financiera	13.021.048.464
Disminución de Otros Activos Financieros	13.021.048.464
Disminución de Disponibilidades	10.060.782.210
Disminución de Bancos	10.060.782.210
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	1.243.522.106
Disminución de Anticipos a Contratistas por Contratos de Corto Plazo	1.243.522.106
Disminución de Otros Activos Financieros Circulantes	1.716.744.148
TOTAL	**316.129.722.933**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**267.717.721.078**
Gastos de Consumo	249.845.693.212
Remuneraciones	109.433.664.666
Sueldos, Salarios y Otras Retribuciones	14.770.364.716
Beneficios y Complementos de Sueldos y Salarios	2.242.883.687
Aportes Patronales	2.819.942.140
Prestaciones Sociales y Otras Indemnizaciones	20.248.466.352
Asistencia Socioeconómica	31.478.558.503
Otros Gastos de Personal	37.873.449.268
Bienes y Servicios	139.675.028.546
Bienes de Consumo	20.277.706.603
Servicios no Personales	119.397.321.943
Depreciación y Amortización	737.000.000
Transferencias y Donaciones Corrientes	17.872.027.866
Al Sector Privado	13.045.683.485
Transferencias Corrientes al Sector Privado	12.845.683.485
Directas a Personas	9.620.683.485
Jubilaciones y Otros Beneficios Asociados	9.620.683.485
A Empresas Privadas	3.225.000.000
Donaciones Corrientes al Sector Privado	200.000.000
Donaciones a Personas	200.000.000
Al Sector Público	4.826.344.381
Transferencias Corrientes al Sector Público	4.826.344.381
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	4.826.344.381
Gastos de Capital	**27.031.796.032**
Inversión Real Directa	27.031.796.032
Formación Bruta de Capital Fijo	27.031.796.032
Maquinaria, Equipos y Otros Bienes Muebles	7.031.796.032
Construcciones de Bienes de Dominio Privado	20.000.000.000
Aplicaciones Financieras	**21.380.205.823**
Inversión Financiera	6.433.139.001
Incremento de Cuentas por Cobrar a Corto Plazo	6.433.139.001
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	6.433.139.001
Disminución de Pasivos	14.947.066.822
Disminución de Cuentas y Efectos por Pagar	6.947.066.822
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	6.947.066.822
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	6.947.066.822
Disminución de Otros Pasivos	8.000.000.000
Disminución de Provisiones y Reservas Técnicas	8.000.000.000
Disminución de Provisiones	8.000.000.000
Disminución de Otras Provisiones	8.000.000.000
TOTAL	**316.129.722.933**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
27178	Mantenimiento del Canal de Navegación del río Orinoco	Pies	34	98.036.764.164				98.036.764.164
27175	Mantenimiento del Canal de Navegación del Lago de Maracaibo	Pies	1	72.579.901.457				72.579.901.457
13	Optimización, Integración, Monitoreo y Control de las Redes de Telecomunicaciones del Instituto Nacional de Canalizaciones.	Redes	1	510.770.600				510.770.600
27180	Mantenimiento Preventivo y Correctivo a Partir del Tercer Nivel de las Unidades Flotantes del Instituto Nacional de Canalizaciones	Mantenimiento	0	26.136.656.531				26.136.656.531
26875	Adecuación Física de los Ambientes de Trabajo de la Dirección de Auditoría Interna del Instituto Nacional de Canalizaciones	Puesto	11	72.000.000				72.000.000
15	Fortalecimiento y Proyección de las Políticas e Imagen Publicitaria de la Organización.	Actividad	12	796.656.992				796.656.992
27398	Mantenimiento Preventivo y Correctivo Hasta el Nivel ii de las Unidades Marítimas y Terrestres de la Gerencia Canal de Maracaibo.	Mantenimiento	144	1.726.104.999				1.726.104.999
27407	Mantenimiento Preventivo y Correctivo Hasta el Nivel ii de las Unidades Flotantes Menores, Medianas y Equipos de la GCO	Mantenimiento	59	1.478.941.460				1.478.941.460
17	Digitalización de la Documentación Histórica del Instituto Nacional de Canalizaciones.	Puntos de Cuenta	669.375	45.500.000				45.500.000
26749	Modernización de la Plataforma Tecnológica Computacional del Instituto Nacional de Canalizaciones.	Adquisiciones	2	656.260.000				656.260.000
18	Acondicionamiento de las Unidades de Archivos Centrales e Históricos del Instituto Nacional de Canalizaciones.	Unidad	492	195.764.758				195.764.758
27174	Dragado de Proyectos Comerciales	Metro Cubico	899.615	28.313.199.591				28.313.199.591
27385	Recuperación Base Carrizal	Equipos	85	3.262.711.664				3.262.711.664
26912	Mantenimiento del Canal de Navegación del río Apure, Tramo Puerto de Nutrias-san Fernando de Apure	Metros Cúbicos	1	3.351.033.400				3.351.033.400
8	Investigación Para el Conocimiento Integral y el Desarrollo de las Vías de Navegación Acuáticas de los Canales de Navegación del Lago de Maracaibo, río Orinoco y río Apure.	Informes	51	3.375.511.471				3.375.511.471

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
27051	Adquisición e Instalación de Aire Acondicionado Para la Coordinación Central del INC.	Adquisición	1	733.125.000				733.125.000
26879	Adecuación Física de las Direcciones de Planificación y Presupuesto y Proyectos e Investigación	Puesto	35	100.000.000				100.000.000
26942	Adecuación, Conservación, Mantenimiento e Instalaciones de Equipos y Sistemas del Edificio Sede de la Coordinación Central	Mantenimiento	42.154	6.150.568.106				6.150.568.106
	TOTAL			247.521.470.193				247.521.470.193

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	16.681.375.624	5.000.000.000			21.681.375.624
02	Gestión Administrativa	32.306.193.631	5.000.000.000			37.306.193.631
03	Previsión y Protección Social	9.620.683.485				9.620.683.485
	TOTAL	58.608.252.740	10.000.000.000			68.608.252.740

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.328**	**22.947.933.624**
Directivo	20	8.203.552.488
Profesional y Técnico	496	8.691.644.167
Administrativo	323	3.169.849.393
Medico	2	22.391.064
Obrero	487	2.860.496.512
Personal Contratado	**145**	**1.323.172.945**
Profesional y Técnico	43	739.509.584
Administrativo	101	575.062.073
Medico	1	8.601.288
TOTAL	**1.473**	**24.271.106.569**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	109.433.664.666
4.02	Materiales, Suministros y Mercancías	20.277.706.603
4.03	Servicios no Personales	119.397.321.943
4.04	Activos Reales	27.031.796.032
4.05	Activos Financieros	6.433.139.001
4.07	Transferencias y Donaciones	17.872.027.866
4.08	Otros Gastos	737.000.000
4.11	Disminución de Pasivos	14.947.066.822
	TOTAL	**316.129.722.933**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**302.371.674.469**
Transferencias y Donaciones Corrientes	10.000.000.000
Del Sector Público	10.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	10.000.000.000
Ministerio de Infraestructura	10.000.000.000
Gastos de Funcionamiento	10.000.000.000
Recursos Ordinarios	10.000.000.000
Ingresos no Tributarios	268.130.243.393
Tasas	268.130.243.393
Venta de Bienes y Servicios de las Administraciones Publicas	16.972.757.359
Venta de Servicios	16.972.757.359
Rentas de la Propiedad	7.268.673.717
Intereses	7.268.673.717
Intereses Internos	7.268.673.717
Intereses por Depósitos	7.268.673.717
B. Gastos Corrientes	**267.717.721.078**
Gastos de Consumo	249.845.693.212
Remuneraciones	109.433.664.666
Sueldos, Salarios y Otras Retribuciones	14.770.364.716
Beneficios y Complementos de Sueldos y Salarios	2.242.883.687
Aportes Patronales	2.819.942.140
Prestaciones Sociales y Otras Indemnizaciones	20.248.466.352
Asistencia Socioeconómica	31.478.558.503
Otros Gastos de Personal	37.873.449.268
Bienes y Servicios	139.675.028.546
Bienes de Consumo	20.277.706.603
Servicios no Personales	119.397.321.943
Depreciación y Amortización	737.000.000
Transferencias y Donaciones Corrientes	17.872.027.866
Al Sector Privado	13.045.683.485
Transferencias Corrientes al Sector Privado	12.845.683.485
Directas a Personas	9.620.683.485
Jubilaciones y Otros Beneficios Asociados	9.620.683.485
A Empresas Privadas	3.225.000.000
Donaciones Corrientes al Sector Privado	200.000.000
Donaciones a Personas	200.000.000
Al Sector Público	4.826.344.381
Transferencias Corrientes al Sector Público	4.826.344.381
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	4.826.344.381
C. Resultado Económico: Ahorro/(Desahorro)	**34.653.953.391**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

II. Cuenta Capital	
A. Ingresos de Capital	**35.390.953.391**
Recursos Propios de Capital	35.390.953.391
Ahorro en la Cuenta Corriente	34.653.953.391
Incremento de la Depreciación y Amortización Acumuladas	737.000.000
B. Gastos de Capital	**27.031.796.032**
Inversión Real Directa	27.031.796.032
Formación Bruta de Capital Fijo	27.031.796.032
Maquinaria, Equipos y Otros Bienes Muebles	7.031.796.032
Construcciones de Bienes de Dominio Privado	20.000.000.000
C. Resultado Financiero: Superávit/(Déficit)	**8.359.157.359**
III. Cuenta Financiera	
A. Fuentes Financieras	**21.380.205.823**
Disminución de la Inversión Financiera	13.021.048.464
Disminución de Otros Activos Financieros	13.021.048.464
Disminución de Disponibilidades	10.060.782.210
Disminución de Bancos	10.060.782.210
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	1.243.522.106
Disminución de Anticipos a Contratistas por Contratos de Corto Plazo	1.243.522.106
Disminución de Otros Activos Financieros Circulantes	1.716.744.148
Superávit Financiero	8.359.157.359
B. Aplicaciones Financieras	**21.380.205.823**
Inversión Financiera	6.433.139.001
Incremento de Cuentas por Cobrar a Corto Plazo	6.433.139.001
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	6.433.139.001
Disminución de Pasivos	14.947.066.822
Disminución de Cuentas y Efectos por Pagar	6.947.066.822
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	6.947.066.822
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	6.947.066.822
Disminución de Otros Pasivos	8.000.000.000
Disminución de Provisiones y Reservas Técnicas	8.000.000.000
Disminución de Provisiones	8.000.000.000
Disminución de Otras Provisiones	8.000.000.000

A0830

Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)

SERVICIO COORDINADO DE TRANSPORTE AÉREO DEL EJECUTIVO NACIONAL (SATA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA), tiene como misión fundamental efectuar operaciones de apoyo aéreo de carácter administrativo, con la finalidad de cubrir las necesidades de transporte que tienen los diferentes organismos que conforman el Ejecutivo Nacional.

En este sentido, la política de cobertura de los servicios prestados por el SATA, estará orientada a coordinar la prestación del servicio de transporte aéreo a los funcionarios acreditados en los distintos Ministerios, Procuraduría General de la República, los Jefes o Directores de las Oficinas Nacionales y de las máximas autoridades de los órganos de la Administración Pública.

Así mismo, el SATA es el encargado de realizar el mantenimiento general de las aeronaves bajo su adscripción, el adiestramiento del personal de tripulantes de las aeronaves, técnicos aeronáuticos y profesionales operadores de los sistemas asignados y responsables de llevar el inventario del Parque Aéreo del Ejecutivo Nacional.

Con el propósito de cumplir la misión institucional, el SATA tiene programadas para el ejercicio fiscal 2006 para las aeronaves de ala fija, un total de 4.800 horas de vuelo, siendo 4.500 horas facturables, 300 horas entre horas de servicio, de entrenamiento y de soporte a otros organismos; para las aeronaves de ala rotatoria, se tienen programadas 1.800 horas de vuelo, 1.500 facturables y 300 horas entre entrenamiento y soporte a otros organismos.

El Servicio Coordinado de Transporte Aéreo ejecutará los siguientes proyectos:

Reparación de dos hélices para los aviones del parque aéreo por Bs. 163,5 millones.
Adquisición del sistema LIFEPORT para aeroambulancia por Bs. 165,5 millones.
Mantenimiento rutinario y preventivo de la aviónica por Bs. 2.716,0 millones, que representa gran parte del objetivo institucional.

Las acciones centralizadas se ubican en Bs. 7.555,0 millones, de los cuales Bs. 4.000,0 millones corresponden a transferencias del Despacho de Infraestructura para gastos de funcionamiento, y la diferencia Bs. 3.555,0 millones, a recursos propios.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**10.600.000.000**
Transferencias y Donaciones Corrientes	4.000.000.000
Del Sector Público	4.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.000.000.000
De la República	4.000.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	6.600.000.000
Venta de Servicios	6.600.000.000
TOTAL	**10.600.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**7.776.500.000**
Gastos de Consumo	7.776.500.000
Remuneraciones	1.600.000.000
Sueldos, Salarios y Otras Retribuciones	1.600.000.000
Bienes y Servicios	6.176.500.000
Bienes de Consumo	360.000.000
Servicios no Personales	5.816.500.000
Gastos de Capital	**2.823.500.000**
Inversión Real Directa	2.823.500.000
Formación Bruta de Capital Fijo	2.823.500.000
Maquinaria, Equipos y Otros Bienes Muebles	2.823.500.000
TOTAL	**10.600.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
SATIP01	Reparación de dos (02) Hélices Para los Aviones del Parque Aéreo del Servicio Autónomo (SATA)	Avión	1	163.500.000				163.500.000
SATIP05	Adquisición del Sistema LIFEPORT para Aeroambulancia del Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)	Avión	1	165.500.000				165.500.000
SATIP06	Mantenimiento Rutinario y Preventivo de la Aviónica	Avión	6	2.716.000.000				2.716.000.000
	TOTAL			3.045.000.000				3.045.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.071.000.000			3.071.000.000
02	Gestión Administrativa	3.555.000.000	929.000.000			4.484.000.000
	TOTAL	3.555.000.000	4.000.000.000			7.555.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Contratado	**37**	**174.822.571**
Administrativo	23	116.965.143
Obrero	14	57.857.428
TOTAL	**37**	**174.822.571**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.600.000.000
4.02	Materiales, Suministros y Mercancías	360.000.000
4.03	Servicios no Personales	5.816.500.000
4.04	Activos Reales	2.823.500.000
	TOTAL	**10.600.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.600.000.000**
Transferencias y Donaciones Corrientes	4.000.000.000
Del Sector Público	4.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.000.000.000
De la República	4.000.000.000
Ministerio de Infraestructura	4.000.000.000
Recursos Ordinarios	4.000.000.000
Gastos de Funcionamiento	4.000.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	6.600.000.000
Venta de Servicios	6.600.000.000
B. Gastos Corrientes	**7.776.500.000**
Gastos de Consumo	7.776.500.000
Remuneraciones	1.600.000.000
Sueldos, Salarios y Otras Retribuciones	1.600.000.000
Bienes y Servicios	6.176.500.000
Bienes de Consumo	360.000.000
Servicios no Personales	5.816.500.000
C. Resultado Económico: Ahorro/(Desahorro)	**2.823.500.000**
II. Cuenta Capital	
A. Ingresos de Capital	**2.823.500.000**
Recursos Propios de Capital	2.823.500.000
Ahorro en la Cuenta Corriente	2.823.500.000
B. Gastos de Capital	**2.823.500.000**
Inversión Real Directa	2.823.500.000
Formación Bruta de Capital Fijo	2.823.500.000
Maquinaria, Equipos y Otros Bienes Muebles	2.823.500.000
C. Resultado Financiero: Equilibrado	

A0932

Instituto Nacional de los Espacios Acuáticos e Insulares (INEA)

INSTITUTO NACIONAL DE LOS ESPACIOS ACUÁTICOS E INSULARES (INEA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de los Espacios Acuáticos e Insulares desde su creación el 15 de enero del año 2002 ha centrado sus esfuerzos en la consolidación institucional y el cumplimiento de las atribuciones y responsabilidades asignadas por la legislación acuática nacional. En tal sentido, se han orientado grandes esfuerzos a la reparación de las sedes de las Capitanías de Puerto; el acondicionamiento de la sede central; el equipamiento de los bomberos marinos; la repotenciación de las unidades flotantes; la consolidación de una reconocida imagen internacional y la modernización de la infraestructura tecnológica del Instituto a fin de brindar un servicio eficiente a los usuarios.

Así mismo, a partir del año 2005 el INEA, enmarcado en los 10 Objetivos Estratégicos definidos por el Presidente de la República, elaboró su Plan de Acción, destinado principalmente a:

1. Construcción, Reparación y Mantenimiento de las Capitanías de Puerto y Delegaciones.
2. Implantación de Sistemas de Seguridad Integral.
3. Recuperación de Puertos Públicos a lo largo del país.
4. Implementación del Sistema de Gestión de la Calidad con el fin de obtener la certificación ISO 9001:2000.
5. Posicionamiento de la Imagen del Instituto Nacional de los Espacios Acuáticos e Insulares (INEA).

Para el año 2006 el INEA tiene previsto continuar avanzando en la consecución de estos planes, con la finalidad de impactar positivamente en la comunidad marítima venezolana, sirviendo de apoyo al transporte marítimo, las operaciones portuarias y en definitiva al desarrollo de la marina mercante nacional, garantizando el pleno cumplimiento de las normas internacionales en materia de seguridad marítima y protección del medio ambiente marino.

En cuanto a los servicios prestados por el INEA se tiene previsto atender la demanda del sector en cuanto a emisión de documentos de Gente de Mar, Seguridad Marítima, Transporte y Tráfico Marítimo y el Registro Naval Venezolano. Igualmente se ha destinado un proyecto orientado a garantizar el ejercicio de la autoridad y administración en las Circunscripciones Acuáticas de la República con la prestación del servicio de Pilotaje, emisión de zarpes, inspecciones y operativos de seguridad y emisión de certificados, permisos, licencias, registros que deban ser tramitados por cada Capitanía de Puerto.

Otro proyecto al que se le ha dado continuidad en este Presupuesto 2006 es el correspondiente a las reparaciones y mantenimientos mayores y menores de los remolcadores y lanchas del INEA, así como al proyecto correspondiente al equipamiento y dotación de los servicios de Bomberos Marinos y Policía Marítima.

Como se indicó anteriormente, y tomando en cuenta la importancia que reviste para el Instituto la seguridad integral, se han destinado recursos para la implantación y seguimiento de los sistemas SISENOP, SISEIMAR, SISEINAV y el desarrollo del Convenio MARPOL. Adicionalmente, en función de dar cumplimiento a los convenios adoptados en el seno de la Organización Marítima Internacional, se tiene prevista la implantación del Programa de Gestión de Agua de Lastre, el Programa de Disposición Final de Buques Abandonados y el Programa de Pinturas. Adicionalmente, se incorpora la implantación de los siguientes programas: Nacional de Hidrografía, Manejo Integral de Zonas Costeras y el de Información Geográfica.

La promoción del desarrollo de los Espacios Acuáticos es otro proyecto identificado en el Presupuesto 2006 del INEA, a través de la Gestión del Fondo de Desarrollo de los Espacios Acuáticos e Insulares, como instrumento destinado al financiamiento de programas y actividades que fomenten la consolidación, modernización y expansión de sector acuático venezolano.

El INEA inició en el 2005 un proceso de ajuste de su estructura organizativa, por lo que en el año 2006 se materializará la aplicación de un nuevo modelo estructural.
Logros Esperados:

Uno de los principales retos para el INEA para el año 2006 se centra en la modernización y transparencia de su gestión. Para lograrlo, se pretende continuar la implantación de un Sistema de Gestión de la Calidad, bajo las normas ISO 9001:2000, el cual permitirá estandarizar el funcionamiento de las 17 Capitanías de Puerto, elevar la satisfacción de los usuarios y acortar los tiempos de respuesta en la gestiones administrativas.

Así mismo, el INEA pretende avanzar en la consolidación de la infraestructura de sus Capitanías de Puerto y extender su presencia en el territorio nacional.

Con la ejecución del Plan de Recuperación de Puertos Públicos a lo largo del país se tiene previsto elevar las condiciones de seguridad y operatividad de estas instalaciones, incrementando su competitividad en relación a los puertos de la región, elevando así los volúmenes de carga movilizadas en Venezuela y disminuyendo los fletes del transporte.

Adicionalmente con las actividades de inversión en la infraestructura del sector se generarán gran cantidad de empleos directos e indirectos en las circunscripciones acuáticas, aumentando sustancialmente el impacto sobre las comunidades costeras y ribereñas.

En materia ambiental se espera incrementar el control y ordenamiento de las operaciones en buques y puertos, a fin de minimizar el impacto de estas actividades sobre el ambiente.

En cuanto a los asuntos acuáticos internacionales se estima mantener una activa y destacada presencia en los foros internacionales relacionados con el sector acuático, fortaleciendo las relaciones de cooperación en la región a través del Comité Andino de Autoridades de Transporte Acuático, así como en la ROCRAM, AEC y la CIP.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**115.944.841.222**
Ingresos no Tributarios	112.944.841.222
Tasas	112.944.841.222
Rentas de la Propiedad	3.000.000.000
Intereses	3.000.000.000
Intereses Internos	3.000.000.000
Intereses por Títulos-valores	2.040.000.000
Intereses por Depósitos	960.000.000
Ingresos de Capital	**2.800.000.000**
Recursos Propios de Capital	2.800.000.000
Incremento de la Depreciación y Amortización Acumuladas	2.800.000.000
TOTAL	**118.744.841.222**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**72.769.792.095**
Gastos de Consumo	71.776.692.095
Remuneraciones	42.563.186.633
Sueldos, Salarios y Otras Retribuciones	7.723.105.289
Beneficios y Complementos de Sueldos y Salarios	25.898.014.993
Prestaciones Sociales y Otras Indemnizaciones	2.380.949.551
Asistencia Socioeconómica	2.868.813.485
Otros Gastos de Personal	3.692.303.315
Bienes y Servicios	26.413.505.462
Bienes de Consumo	5.809.607.361
Servicios no Personales	20.603.898.101
Depreciación y Amortización	2.800.000.000
Transferencias y Donaciones Corrientes	993.100.000
Al Sector Privado	490.000.000
Transferencias Corrientes al Sector Privado	290.000.000
Directas a Personas	250.000.000
Otras Transferencias Directas a Personas	250.000.000
A Instituciones sin Fines de Lucro	40.000.000
Donaciones Corrientes al Sector Privado	200.000.000
Donaciones a Personas	200.000.000
Al Sector Externo	503.100.000
Transferencias Corrientes al Exterior	503.100.000
A Organismos Internacionales	503.100.000
Gastos de Capital	**19.137.421.553**
Inversión Real Directa	19.137.421.553
Formación Bruta de Capital Fijo	19.137.421.553
Maquinaria, Equipos y Otros Bienes Muebles	15.693.168.556
Construcciones de Bienes de Dominio Privado	3.444.252.997
Aplicaciones Financieras	**26.837.627.574**
Inversión Financiera	25.337.627.574
Adquisición de Títulos y Valores que no Otorgan Propiedad	14.870.558.355
Adquisición de Títulos y Valores a Corto Plazo	14.870.558.355
Adquisición de Títulos y Valores Privados	14.870.558.355
Incremento de Otros Activos Financieros	10.467.069.219
Incremento de Disponibilidades	10.450.001.219
Incremento de Caja	3.076.590.333
Incremento de Inversiones Temporales	7.373.410.886
Incremento de Otros Activos Financieros Circulantes	17.068.000
Disminución de Pasivos	1.500.000.000
Disminución de Otros Pasivos	1.500.000.000
Disminución de Provisiones y Reservas Técnicas	1.500.000.000
Disminución de Provisiones	1.500.000.000
Disminución de Provisiones Para Beneficios Sociales	1.500.000.000
TOTAL	**118.744.841.222**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
DM-001	Emisión de Documentos a Buques y Gente de mar (Sede Central)	Documento	4.374	2.454.156.272				2.454.156.272
TN-001	Ejercicio de Autoridad en las Circunscripciones Acuáticas de la Republica.	Capitanía	18	36.238.080.385				36.238.080.385
TN-002	Construcciones, Reparaciones y Mejoras de Capitanías de Puerto, Delegaciones y Sede Central	Obra	35	8.157.577.278				8.157.577.278
DM-002	Reparaciones y Mantenimiento de las Unidades Flotantes del INEA	Equipo	8	1.194.167.438				1.194.167.438
TN-005	Implantación, Seguimiento y Control de Sistemas de Seguridad Integral.	Sistema	3	750.503.377				750.503.377
TN-006	Implantación y Desarrollo de Convenios OMI.	Convenio	3	765.000.000				765.000.000
TN-007	Consolidación Nacional de Información de Zona Marina Costera.	Sistema	3	661.000.000				661.000.000
TN-008	Promoción de Zonas Marinas Especialmente Sensibles Ante la OMI.	Documento	1	40.000.000				40.000.000
DM-003	Promoción del Desarrollo de los Espacios Acuáticos e Insulares.	Caso Atendido	12	16.183.350.792				16.183.350.792
TN-003	Gestión Operativa y de Seguridad.	Informe	300	9.425.919.839				9.425.919.839
TN-009	Control y Supervisión Portuaria	Inspección	112	508.125.906				508.125.906
	TOTAL			76.377.881.287				76.377.881.287

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	9.152.636.145				9.152.636.145
02	Gestión Administrativa	33.214.323.790				33.214.323.790
	TOTAL	42.366.959.935				42.366.959.935

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Contratado	**440**	**7.605.776.488**
Directivo	28	1.309.138.200
Profesional y Técnico	277	5.567.287.500
Administrativo	118	623.986.656
Obrero	17	105.364.132
TOTAL	440	7.605.776.488

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	42.563.186.633
4.02	Materiales, Suministros y Mercancías	5.809.607.361
4.03	Servicios no Personales	20.603.898.101
4.04	Activos Reales	19.137.421.553
4.05	Activos Financieros	25.337.627.574
4.07	Transferencias	993.100.000
4.08	Otros Gastos	2.800.000.000
4.11	Disminución de Pasivos	1.500.000.000
	TOTAL	118.744.841.222

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**115.944.841.222**
Ingresos no Tributarios	112.944.841.222
Tasas	112.944.841.222
Rentas de la Propiedad	3.000.000.000
Intereses	3.000.000.000
Intereses Internos	3.000.000.000
Intereses por Títulos-valores	2.040.000.000
Intereses por Depósitos	960.000.000
B. Gastos Corrientes	**72.769.792.095**
Remuneraciones	42.563.186.633
Sueldos, Salarios y Otras Retribuciones	7.723.105.289
Beneficios y Complementos de Sueldos y Salarios	25.898.014.993
Prestaciones Sociales y Otras Indemnizaciones	2.380.949.551
Asistencia Socioeconómica	2.868.813.485
Otros Gastos de Personal	3.692.303.315
Bienes y Servicios	26.413.505.462
Bienes de Consumo	5.809.607.361
Servicios no Personales	20.603.898.101
Depreciación y Amortización	2.800.000.000
Transferencias y Donaciones Corrientes	993.100.000
Al Sector Privado	490.000.000
Transferencias Corrientes al Sector Privado	290.000.000
Directas a Personas	250.000.000
Otras Transferencias Directas a Personas	250.000.000
A Instituciones sin Fines de Lucro	40.000.000
Donaciones Corrientes al Sector Privado	200.000.000
Donaciones a Personas	200.000.000
Al Sector Externo	503.100.000
Transferencias Corrientes al Exterior	503.100.000
A Organismos Internacionales	503.100.000
C. Resultado Económico:Ahorro/(Desahorro)	**43.175.049.127**
II. Cuenta Capital	
A. Ingresos de Capital	**45.975.049.127**
Recursos Propios de Capital	45.975.049.127
Ahorro en la Cuenta Corriente	43.175.049.127
Incremento de la Depreciación y Amortización Acumuladas	2.800.000.000
B. Gastos de Capital	**19.137.421.553**
Inversión Real Directa	19.137.421.553
Formación Bruta de Capital Fijo	19.137.421.553
Maquinaria, Equipos y Otros Bienes Muebles	15.693.168.556
Construcciones de Bienes de Dominio Privado	3.444.252.997
C. Resultado Financiero:Superávit/(Déficit)	**26.837.627.574**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**26.837.627.574**
Superávit Financiero	26.837.627.574
B. Aplicaciones Financieras	**26.837.627.574**
Inversión Financiera	25.337.627.574
Adquisición de Títulos y Valores que no Otorgan Propiedad	14.870.558.355
Adquisición de Títulos y Valores a Corto Plazo	14.870.558.355
Adquisición de Títulos y Valores Privados	14.870.558.355
Incremento de Otros Activos Financieros	10.467.069.219
Incremento de Disponibilidades	10.450.001.219
Incremento de Caja	3.076.590.333
Incremento de Inversiones Temporales	7.373.410.886
Incremento de Otros Activos Financieros Circulantes	17.068.000
Disminución de Pasivos	1.500.000.000
Disminución de Otros Pasivos	1.500.000.000
Disminución de Provisiones y Reservas Técnicas	1.500.000.000
Disminución de Provisiones	1.500.000.000
Disminución de Provisiones Para Beneficios Sociales	1.500.000.000

A0939

Instituto Nacional de Aviación Civil (I.N.A.C.)

INSTITUTO NACIONAL DE AVIACIÓN CIVIL (I.N.A.C.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de Aviación Civil, creado según Decreto con Fuerza de Ley N°. 1.446 de fecha 18-09-2001, adscrito al Ministerio de Infraestructura, de naturaleza técnica, dotado de personalidad jurídica y patrimonio propio, distinto e independiente de la hacienda pública nacional, con autonomía técnica, financiera, organizativa y administrativa, constituye el instrumento del Poder Público Nacional para ejercer las competencias en materia de aviación Civil como Autoridad Aeronáutica de la República Bolivariana de Venezuela.

El criterio para la Formulación del Presupuesto para el ejercicio fiscal 2006, está basado en los lineamientos establecidos por el Ministerio de Planificación y Desarrollo (MPD) y la Oficina Nacional de Presupuesto (ONAPRE), los cuales determinaron la metodología a utilizar denominada Presupuesto por Proyecto, que consiste en asignar recursos en función de Proyectos con la finalidad de obtener resultados sociales, en unidades de tiempo acotadas, en espacios sociales concretos y con responsables definidos.

En tal sentido, los Proyectos del Instituto están concebidos en función de la solución de problemas y atención de necesidades sociales, en armonía con los lineamientos del Plan de Desarrollo Económico y Social de la Nación 2001-2007, y los objetivos de la Nueva Etapa de la Revolución Bolivariana del nuevo mapa estratégico.

El INAC, a fin de cumplir con las competencias necesarias para la regulación, planificación, promoción, desarrollo, protección y vigilancia de la aeronáutica civil en todo el territorio nacional en coordinación con las directrices que le dicta el Ministerio de Infraestructura, se ha planteado desarrollar para el ejercicio fiscal 2006, los siguientes proyectos:

- Modernización de Aeropuertos y Control del Tráfico Aéreo

- Modernización de la Plataforma Tecnológica de Información del INAC

- Optimización del Desarrollo de la Aeronáutica Civil en las Regiones

- Vigilancia Permanente de la Seguridad Aeronáutica

- Desarrollo, Supervisión y Control de la Actividad Aeronáutica en Venezuela de los Operadores Aéreos y Aeroportuarios

- Incremento de la Confiabilidad en la Navegación Aérea

- Creación de la Red Endógena de Aviación Civil (REDAC)

El Presupuesto del INAC para el presente año 2006 asciende a la cantidad de TRESCIENTOS SESENTA Y SEIS MIL CINCUENTA Y UN MILLONES CUATROCIENTOS MIL QUINIENTOS VEINTISEIS BOLIVARES Bs. 366.051.400.526, entendiéndose que dentro de su ámbito de acción persigue entre otros aspectos lo siguiente:

Fomentar los planes de desarrollo para el sector; propiciando los proyectos de modernización de servicios e infraestructura aeroportuaria, sistemas de navegación aérea y salvamento.

Consolidar la plataforma tecnológica del INAC en software, hardware y sistemas de comunicaciones a fin de responder a las exigencias operativas y administrativas del nuevo Instituto permitiendo el manejo seguro y oportuno de la información.

Fortalecer el proceso de desconcentración hacia las regiones, lo cual permitirá ejercer la autoridad aeronáutica con mayor efectividad, realizar un mejor control y optimizar la seguridad en las regiones.

Optimizar los servicios de navegación aérea y garantizar un alto nivel de calidad en la prestación de los mismos.

Apoyar la integración de los Núcleos de Desarrollo Endógeno, poniendo al servicio de los ciudadanos las amplias posibilidades de la aviación civil.

Desarrollar y Capacitar el capital humano en áreas técnicas asociadas al sector aeronáutico y profesional.

Regular el estatus del nivel de personal por cargos públicos por medio del mérito y de evaluación de requerimientos mínimos

Constituir el Fondo de Ahorro y Fondo de Jubilaciones y Pensiones a todo el personal del Instituto.

Habilitar la unidad de medicina del trabajo.

Dotar de equipos de detección de incendios y botiquín de primeros auxilios a todas las dependencias del INAC.

Capacitar en materia de Higiene y Seguridad Industrial al personal técnico aeronáutico, administrativo, obrero y gerentes generales de cada una de las dependencias del INAC.

Analizar y publicar las estadísticas del sector aéreo, a fin de mantener una información veraz y oportuna tanto como para la toma de decisiones como para consulta de terceros.

Participar en eventos internacionales relacionados en materia aeronáutica, por intermedio de la representación oficializada para tal fin, apoyando los procesos de integración para la solución de problemas en el sector.

Respaldar el fortalecimiento institucional a través de la adecuación de los espacios sedes del INAC a fin de mejorar las condiciones ambientales, laborales y de operatividad.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**104.698.903.881**
Venta de Bienes y Servicios de las Administraciones Publicas	104.698.903.881
Venta de Servicios	104.698.903.881
Ingresos de Capital	**174.078.988.131**
Recursos Propios de Capital	2.078.988.131
Incremento de la Depreciación y Amortización Acumuladas	2.078.988.131
Transferencias y Donaciones de Capital	172.000.000.000
Transferencias de Capital Recibidas del Sector Público	172.000.000.000
Fuentes Financieras	**87.273.508.514**
Disminución de la Inversión Financiera	87.273.508.514
Disminución de Otros Activos Financieros	87.273.508.514
Disminución de Disponibilidades	74.832.297.888
Disminución de Caja	97.301.000
Disminución de Bancos	6.478.009.118
Disminución de Inversiones Temporales	68.256.987.770
Disminución de Cuentas por Cobrar a Corto Plazo	12.441.210.626
Disminución de Cuentas Comerciales por Cobrar	12.441.210.626
TOTAL	**366.051.400.526**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**103.980.394.703**
Gastos de Consumo	102.733.989.703
Remuneraciones	59.507.001.619
Sueldos, Salarios y Otras Retribuciones	34.570.812.278
Beneficios y Complementos de Sueldos y Salarios	5.978.488.000
Aportes Patronales	3.680.811.576
Prestaciones Sociales y Otras Indemnizaciones	5.837.226.503
Asistencia Socioeconómica	9.439.663.262
Bienes y Servicios	34.971.694.630
Bienes de Consumo	5.967.742.609
Servicios no Personales	29.003.952.021
Impuestos Indirectos	6.176.305.323
Depreciación y Amortización	2.078.988.131
Gastos de la Propiedad	100.000.000
Alquileres de Tierras y Terrenos	100.000.000
Transferencias y Donaciones Corrientes	1.146.405.000
Al Sector Privado	100.000.000
Donaciones Corrientes al Sector Privado	100.000.000
Donaciones a Personas	100.000.000
Al Sector Público	100.000.000
Donaciones Corrientes al Sector Público	100.000.000
A la República	100.000.000
Al Sector Externo	946.405.000
Transferencias Corrientes al Exterior	946.405.000
A Organismos Internacionales	946.405.000
Gastos de Capital	**253.008.170.975**
Inversión Real Directa	253.008.170.975
Formación Bruta de Capital Fijo	252.708.170.975
Maquinaria, Equipos y Otros Bienes Muebles	248.884.470.975
Construcciones de Bienes de Dominio Privado	3.723.700.000
Construcciones de Bienes de Dominio Público	100.000.000
Bienes Intangibles	300.000.000
Aplicaciones Financieras	**9.062.834.848**
Disminución de Pasivos	9.062.834.848
Disminución de Otros Pasivos	9.062.834.848
Disminución de Obligaciones de Ejercicios Anteriores	9.062.834.848
TOTAL	**366.051.400.526**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Inac003	Incremento de la Confiabilidad en la Navegación Aérea.	Mantenimiento Realizado	5.691	39.668.455.117				39.668.455.117
Inac002	Vigilancia Permanente de Seguridad Aeronáutica.	Inspecciones / Auditoria	11.352	13.561.724.046				13.561.724.046
Inac006	Modernización de la Plataforma de Tecnología de Información del INAC.	Aeropuertos	5	3.145.459.048				3.145.459.048
Inac005	Optimizar el Desarrollo de la Aeronáutica Civil en las Regiones	Oficina	2	4.456.340.336				4.456.340.336
Inac004	Desarrollo, Supervisión y Control de la Actividad Aeronáutica en Venezuela de los Operadores Aéreos y Aeroportuarios	Pacientes	9.787.040	2.682.097.155				2.682.097.155
Inac001	Modernización de Aeropuertos y Control de Tráfico Aéreo.	Equipo	406	68.256.987.770	172.000.000.000			240.256.987.770
Inac007	Creación de la red Endógena de Aviación Civil.	Actividad	7	813.898.188				813.898.188
	TOTAL			132.584.961.660	172.000.000.000			304.584.961.660

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	17.186.328.993				17.186.328.993
02	Gestión Administrativa	44.280.109.873				44.280.109.873
	TOTAL	61.466.438.866				61.466.438.866

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**267**	**6.445.188.238**
Directivo	60	3.697.988.211
Administrativo	107	1.301.600.134
Docente	20	764.775.243
Obrero	80	680.824.650
Personal Contratado	**1.030**	**14.876.175.329**
Directivo	6	250.547.445
Profesional y Técnico	882	9.413.460.082
Administrativo	142	5.212.167.802
TOTAL	**1.297**	**21.321.363.567**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	59.507.001.619
4.02	Materiales, Suministros y Mercancías	5.967.742.609
4.03	Servicios no Personales	35.280.257.344
4.04	Activos Reales	253.008.170.975
4.07	Transferencias	1.146.405.000
4.08	Otros Gastos	2.078.988.131
4.11	Disminución de Pasivos	9.062.834.848
	TOTAL	**366.051.400.526**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**104.698.903.881**
Venta de Bienes y Servicios de las Administraciones Publicas	104.698.903.881
Venta de Servicios	104.698.903.881
B. Gastos Corrientes	**103.980.394.703**
Remuneraciones	59.507.001.619
Sueldos, Salarios y Otras Retribuciones	34.570.812.278
Beneficios y Complementos de Sueldos y Salarios	5.978.488.000
Aportes Patronales	3.680.811.576
Prestaciones Sociales y Otras Indemnizaciones	5.837.226.503
Asistencia Socioeconómica	9.439.663.262
Bienes y Servicios	34.971.694.630
Bienes de Consumo	5.967.742.609
Servicios no Personales	29.003.952.021
Impuestos Indirectos	6.176.305.323
Depreciación y Amortización	2.078.988.131
Gastos de la Propiedad	100.000.000
Alquileres de Tierras y Terrenos	100.000.000
Transferencias y Donaciones Corrientes	1.146.405.000
Al Sector Privado	100.000.000
Donaciones Corrientes al Sector Privado	100.000.000
Donaciones a Personas	100.000.000
Al Sector Público	100.000.000
Donaciones Corrientes al Sector Público	100.000.000
A la República	100.000.000
Al Sector Externo	946.405.000
Transferencias Corrientes al Exterior	946.405.000
A Organismos Internacionales	946.405.000
C. Resultado Económico: Ahorro/(Desahorro)	**718.509.178**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

II. Cuenta Capital	
A. Ingresos de Capital	**174.797.497.309**
Recursos Propios de Capital	2.797.497.309
Ahorro en la Cuenta Corriente	718.509.178
Incremento de la Depreciación y Amortización Acumuladas	2.078.988.131
Transferencias y Donaciones de Capital	172.000.000.000
Transferencias de Capital Recibidas del Sector Público	172.000.000.000
Ministerio de Infraestructura	172.000.000.000
Proyecto por Endeudamiento	
Programa de Modernización Aeropuertos y Control de Tráfico Aéreo	172.000.000.000
B. Gastos de Capital	**253.008.170.975**
Inversión Real Directa	253.008.170.975
Formación Bruta de Capital Fijo	252.708.170.975
Maquinaria, Equipos y Otros Bienes Muebles	248.884.470.975
Construcciones de Bienes de Dominio Privado	3.723.700.000
Construcciones de Bienes de Dominio Público	100.000.000
Bienes Intangibles	300.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(78.210.673.666)**
III. Cuenta Financiera	
A. Fuentes Financieras	**87.273.508.514**
Disminución de la Inversión Financiera	87.273.508.514
Disminución de Otros Activos Financieros	87.273.508.514
Disminución de Disponibilidades	74.832.297.888
Disminución de Caja	97.301.000
Disminución de Bancos	6.478.009.118
Disminución de Inversiones Temporales	68.256.987.770
Disminución de Cuentas por Cobrar a Corto Plazo	12.441.210.626
Disminución de Cuentas Comerciales por Cobrar	12.441.210.626
B. Aplicaciones Financieras	**87.273.508.514**
Disminución de Pasivos	9.062.834.848
Disminución de Otros Pasivos	9.062.834.848
Disminución de Obligaciones de Ejercicios Anteriores	9.062.834.848
Resultado Financiero: Déficit	78.210.673.666

A0940
Instituto Nacional de Tránsito y Transporte Terrestre
(INTTT)

INSTITUTO NACIONAL DE TRÁNSITO Y TRANSPORTE TERRESTRE (INTTT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de Tránsito y Transporte Terrestre tiene como fuente de financiamiento, las tasas estipuladas a cobrar por la producción de bienes y servicios que ofrece a la colectividad, según lo establecido en el Capitulo II, del Decreto con Rango de Fuerza de Ley de Tránsito y Transporte Terrestre, el cual reza: Los ingresos del Instituto Nacional de Tránsito y Transporte Terrestre están constituidos por:

Los recursos que le sean asignados en la Ley de Presupuesto de cada ejercicio fiscal y los recursos extraordinarios que le acuerde el Ejecutivo Nacional.

Los derechos y acciones que adquiera por cualquier acto jurídico.

El producto de las tasas o contribuciones que le sean asignadas por Ley.

Los demás recursos que lícitamente obtenga por cualquier concepto y donde utiliza el 100% de los ingresos para cubrir costos operativos, gastos administrativos y financiar diversas inversiones a nivel nacional, que redundará en la calidad de servicio.

Se propone como política fundamental de gastos, la inversión en infraestructura y en tecnología para mejorar los servicios que presta, además de cumplir cabalmente sus funciones en materia de tránsito y transporte terrestre, específicamente, lo relacionado con licencias de conducir; registro vehicular; tipología de unidades de transporte; condiciones de carácter nacional para la prestación de los servicios de transporte de uso público y de uso privado de personas; el transporte público de pasajeros en rutas suburbanas, interurbanas, metropolitanas y periféricas, sin menoscabo de las competencias que la Ley y los reglamentos atribuyan a los Municipios; el transporte de carga; la circulación en el ámbito nacional; el régimen sancionatorio; el control y fiscalización del tránsito en la vialidad, sin perjuicio de las competencias de los estados y municipios; las normas técnicas y administrativas para la construcción, mantenimiento y gestión de la vialidad, así como la concesión y el ordenamiento de las estaciones de peajes, el establecimiento de las tarifas en el ámbito nacional y las demás que le atribuya la Ley.

En este sentido, para la consecución de los objetivos contemplados en su presupuesto, el INTTT contempla recursos que ascienden a la cantidad de Bs. 314.729,3 millones, lo que permitirá llevar a cabo la realización de proyectos, que en su conjunto, definen la estrategia a seguir por la Institución, a fin de prestar un servicio más eficiente y seguro a todos los usuarios, de igual manera prevé recursos en sus Acciones Centralizadas que estarán dirigidos a gastos de funcionamiento.

El Instituto con los ingresos mencionados atenderá sus servicios a nivel nacional como lo establece el Capitulo II del Decreto con Rango y Fuerza de Ley de Tránsito y Transporte Terrestre, Artículo 13: "Las autoridades administrativas del tránsito y transporte terrestre son el Ministerio de Infraestructura y el Instituto Nacional de Tránsito y Transporte Terrestre, a nivel nacional y las autoridades administrativas con competencia en los Estados y Municipios, en el ámbito de sus respectivas circunscripciones".

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**312.942.207.095**
Transferencias y Donaciones Corrientes	130.000.000.000
Del Sector Público	130.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	130.000.000.000
De la República	130.000.000.000
Recursos Ordinarios	130.000.000.000
Gastos de Funcionamiento Cuerpo de Vigilantes de Tránsito	130.000.000.000
Ingresos no Tributarios	162.727.166.469
Tasas	162.727.166.469
Venta de Bienes y Servicios de las Administraciones Publicas	19.588.880.640
Venta de Servicios	19.588.880.640
Ingresos de Operación	626.159.986
Ingresos Financieros de Instituciones Financieras	626.159.986
Ingresos de Capital	**1.787.135.179**
Recursos Propios de Capital	1.787.135.179
Incremento de la Depreciación y Amortización Acumuladas	1.787.135.179
TOTAL	**314.729.342.274**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**286.840.674.057**
Gastos de Consumo	284.082.474.057
Remuneraciones	207.477.568.875
Sueldos, Salarios y Otras Retribuciones	73.063.050.280
Beneficios y Complementos de Sueldos y Salarios	48.731.969.492
Aportes Patronales	11.500.376.235
Prestaciones Sociales y Otras Indemnizaciones	6.478.819.250
Asistencia Socioeconómica	39.943.498.573
Otros Gastos de Personal	27.759.855.045
Bienes y Servicios	74.817.770.003
Bienes de Consumo	23.711.497.704
Servicios no Personales	51.106.272.299
Depreciación y Amortización	1.787.135.179
Transferencias y Donaciones Corrientes	2.758.200.000
Al Sector Privado	2.758.200.000
Transferencias Corrientes al Sector Privado	2.758.200.000
Directas a Personas	2.754.000.000
Pensiones y Otros Beneficios Asociados	979.200.000
Jubilaciones y Otros Beneficios Asociados	1.774.800.000
A Instituciones sin Fines de Lucro	4.200.000
Gastos de Capital	**27.700.668.481**
Inversión Real Directa	27.688.668.481
Formación Bruta de Capital Fijo	24.432.668.217
Edificios e Instalaciones	500.000.000
Maquinaria, Equipos y Otros Bienes Muebles	13.467.103.000
Bienes Preexistentes	7.245.565.217
Construcciones de Bienes de Dominio Privado	3.220.000.000
Tierras y Terrenos	700.000.000
Bienes Intangibles	2.556.000.264
Transferencias y Donaciones de Capital	12.000.000
Al Sector Privado	12.000.000
Transferencias de Capital al Sector Privado	12.000.000
Aplicaciones Financieras	**187.999.736**
Inversión Financiera	87.999.736
Incremento de Otros Activos Financieros	87.999.736
Incremento de Disponibilidades	87.999.736
Incremento de Caja	87.999.736
Disminución de Pasivos	100.000.000
Disminución de Cuentas y Efectos por Pagar	100.000.000
Disminución de Otras Cuentas y Efectos por Pagar	100.000.000
Disminución de Obligaciones de Ejercicios Anteriores	100.000.000
TOTAL	**314.729.342.274**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
010401-08	Proyecto de Seguridad y Vigilancia Remota	Equipo	70	460.000.000				460.000.000
010402-09	Licitación y Equipamiento de la Brigada de Control de Emergencias.	Equipo	30	115.000.000				115.000.000
010403-10	Proyecto de Comunicación Inalámbrica Interna	Equipo	20	46.000.000				46.000.000
020101-11	Servicios de Interconexión, Mensajería, Call Center, voz Digital de las Dependencias del INTT	Oficina	41	4.266.500.000				4.266.500.000
020102-12	Servicios de Seguridad de Datos, Help Desk, y de Data Ware House	Sistema	4	4.692.000.000				4.692.000.000
020103-13	Migración de Software de la Plataforma a un Software Libre	Sistema	4	632.500.000				632.500.000
020104-14	Interconexión de Oficinas en Línea	Oficina	23	3.450.000.000				3.450.000.000
020201-15	Plan Nacional de Educación y Seguridad Vial	Plan	16	3.172.850.000				3.172.850.000
020102-16	Anuario Estadístico 2005	Anuario	2	17.250.000				17.250.000
020203-17	Base Metodológica Para el Calculo de Tarifas de Transporte Público Terrestre de Pasajeros	Proceso	2	460.000.000				460.000.000
020204-18	Adquisición de un Sistema de Información Geográfica.	Software	1	23.000.000				23.000.000
020302-19	Transferencia del Personal de MINFRA al INTTT	Funcionario	165	3.752.742.478				3.752.742.478
020303-20	Convenio con Institutos Educativos	Cusro/Taller	138	575.000.000				575.000.000
020304-21	Regularización del Personal con mas de 10 Años en Espera por Ascensos	Funcionario	138	737.014.907				737.014.907

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
O20306-23	Plan de Atención Social Integral a Empleados y Obreros	Funcionario	8	274.316.215				274.316.215
O20401-25	Licitar Consumibles Para Impresoras y Fotocopiadoras	Material	4.081	1.552.500.000				1.552.500.000
O20402-26	Licitación Para la Adquisición de Materiales de Oficina y Limpieza	Licitaciones	3	1.702.000.000				1.702.000.000
O20404-27	Licitación Para la Adquisición de Vehículos Para el INTTT	Vehículo	10	575.000.000				575.000.000
O30101-28	Adquisición de Placas Identificatorias de Vehículos y Motos	Unidades	330.000	8.625.000.000				8.625.000.000
O30102-29	Adquisición de Tarjetas Plásticas con Holograma de Seguridad	Licencia	1.000.000	1.725.000.000				1.725.000.000
O30103-30	Adquisición de Sobres Para Registros de Vehículos y Motos	Material	1.000.000	2.300.000.000				2.300.000.000
O30104-31	Adquisición de Certificados de Registro de Vehículos	Certificado	700.000	483.000.000				483.000.000
O30105-32	Adquisición de Sobres Para Registros de Conductores	Unidad	500.000	460.000.000				460.000.000
O30106-33	Adquisición de Certificados de Origen Para Registro de Vehículos	Certificado	300.000	460.000.000				460.000.000
O30107-34	Adquisición de Papel de Seguridad Para Certificaciones de Datos de Vehículos	Certificado	500.000	287.500.000				287.500.000
O30108-35	Adquisición de Papel de Seguridad Para Certificaciones de Datos de Conductores	Certificado	500.000	287.500.000				287.500.000
O30201-36	Equipamiento de las Oficinas Regionales	Oficina	67	2.875.000.000				2.875.000.000
O30301-37	Adquisición de Terrenos y Construcción de Sedes en los Estados Nueva Esparta, Monagas, Bolívar, Guarico y Amazonas	Sedes Adqui-rehabilit-equipada	9	5.083.000.000				5.083.000.000

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
030302-38	Remodelaciones de Sedes de los Estados NUEVA Esparta, Bolivar, Amazonas, Cojedes, Carabobo, Lara, Táchira y Anzoátegui	Sedes Adqui-rehabilit-equipada	9	2.990.000.000				2.990.000.000
030303-39	Construcción del Modulo de Servicio Para la Sede Principal del INTTT.	Sedes Adqui-rehabilit-equipada	1	690.000.000				690.000.000
030304-40	Reacondicionamiento del Estacionamiento de la Sede Principal del INTTT.	Metro Cuadrado	950	115.000.000				115.000.000
030305-41	Señalización y Demarcación de la red Vial Nacional	Kilómetro	1.002	4.537.400.000				4.537.400.000
030402-42	Sistema Automatizado de Control de Peso Para Vehiculos de Carga a Nivel Nacional	Horas Hombre	160	59.800.000				59.800.000
030404-43	Desarrollo de Enlace Informático Para el Transporte de Carga Multimodal Nacional	Oficina	20	40.250.000				40.250.000
030405-44	Registro de Servicios Conexos Modalidad Terminales Terrestres de Pasajeros	Autorización	235	120.450.000				120.450.000
030406-45	Inventario Nacional de Servicios Conexos	Empresas	450	101.200.000				101.200.000
030408-46	Evaluación de la Operación del Transporte Internacional	Persona	5.000	8.600.000				8.600.000
	TOTAL			57.752.373.600				57.752.373.600

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	81.021.354.075	121.805.411.600			202.826.765.675
02	Gestión Administrativa	43.201.614.599	8.194.588.400			51.396.202.999
03	Previsión y Protección Social	2.754.000.000				2.754.000.000
	TOTAL	126.976.968.674	130.000.000.000			256.976.968.674

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**7.827**	**76.575.039.919**
Directivo	110	2.609.394.578
Profesional y Técnico	828	21.016.007.632
Administrativo	6.567	51.291.969.106
Obrero	322	1.657.668.603
Personal Contratado	**60**	**464.000.000**
Profesional y Técnico	60	464.000.000
TOTAL	7.887	77.039.039.919

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**107**	**540.000.000**
Jubilado	72	348.000.000
Pensionado	35	192.000.000
TOTAL	107	540.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	207.477.568.875
4.02	Materiales, Suministros y Mercancías	23.711.497.704
4.03	Servicios no Personales	51.106.272.299
4.04	Activos Reales	27.688.668.481
4.05	Activos Financieros	87.999.736
4.07	Transferencias	2.770.200.000
4.08	Otros Gastos	1.787.135.179
4.11	Disminución de Pasivos	100.000.000
	TOTAL	314.729.342.274

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**312.942.207.095**
Transferencias y Donaciones Corrientes	130.000.000.000
Del Sector Público	130.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	130.000.000.000
Ministerio de Infraestructura	130.000.000.000
Recursos Ordinarios	130.000.000.000
Gastos de Funcionamiento Cuerpo de Vigilantes de Tránsito	130.000.000.000
Ingresos no Tributarios	162.727.166.469
Tasas	162.727.166.469
Venta de Bienes y Servicios de las Administraciones Publicas	19.588.880.640
Venta de Servicios	19.588.880.640
Ingresos de Operación	626.159.986
Ingresos Financieros de Instituciones Financieras	626.159.986
B. Gastos Corrientes	**286.840.674.057**
Gastos de Consumo	284.082.474.057
Remuneraciones	207.477.568.875
Sueldos, Salarios y Otras Retribuciones	73.063.050.280
Beneficios y Complementos de Sueldos y Salarios	48.731.969.492
Aportes Patronales	11.500.376.235
Prestaciones Sociales y Otras Indemnizaciones	6.478.819.250
Asistencia Socioeconómica	39.943.498.573
Otros Gastos de Personal	27.759.855.045
Bienes y Servicios	74.817.770.003
Bienes de Consumo	23.711.497.704
Servicios no Personales	51.106.272.299
Depreciación y Amortización	1.787.135.179
Transferencias y Donaciones Corrientes	2.758.200.000
Al Sector Privado	2.758.200.000
Transferencias Corrientes al Sector Privado	2.758.200.000
Directas a Personas	2.754.000.000
Pensiones y Otros Beneficios Asociados	979.200.000
Jubilaciones y Otros Beneficios Asociados	1.774.800.000
A Instituciones sin Fines de Lucro	4.200.000
C. Resultado Económico: Ahorro/(Desahorro)	**26.101.533.038**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

II. Cuenta Capital	
A. Ingresos de Capital	**27.888.668.217**
Recursos Propios de Capital	27.888.668.217
Ahorro en la Cuenta Corriente	26.101.533.038
Incremento de la Depreciación y Amortización Acumuladas	1.787.135.179
B. Gastos de Capital	**27.700.668.481**
Inversión Real Directa	27.688.668.481
Formación Bruta de Capital Fijo	24.432.668.217
Edificios e Instalaciones	500.000.000
Maquinaria, Equipos y Otros Bienes Muebles	13.467.103.000
Bienes Preexistentes	7.245.565.217
Construcciones de Bienes de Dominio Privado	3.220.000.000
Tierras y Terrenos	700.000.000
Bienes Intangibles	2.556.000.264
Transferencias y Donaciones de Capital	12.000.000
Al Sector Público	12.000.000
Transferencias de Capital al Sector Público	12.000.000
A los Entes Descentralizados sin Fines Empresariales	12.000.000
C. Resultado Financiero: Superávit/(Déficit)	**187.999.736**
III. Cuenta Financiera	
A. Fuentes Financieras	**187.999.736**
Superávit Financiero	187.999.736
B. Aplicaciones Financieras	**187.999.736**
Inversión Financiera	87.999.736
Incremento de Otros Activos Financieros	87.999.736
Incremento de Disponibilidades	87.999.736
Incremento de Caja	87.999.736
Disminución de Pasivos	100.000.000
Disminución de Cuentas y Efectos por Pagar	100.000.000
Disminución de Otras Cuentas y Efectos por Pagar	100.000.000
Disminución de Obligaciones de Ejercicios Anteriores	100.000.000

29
Ministerio de Planificación y Desarrollo

A0015
Corporación de Desarrollo de la Región Central
(CORPOCENTRO)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN CENTRAL (CORPOCENTRO)

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

La Corporación de Desarrollo de la Región Central (CORPOCENTRO), fue creada por Decreto publicado en Gaceta Oficial N° 2.895, de fecha 28-12-81, en el cual se establece como su objetivo principal promover el desarrollo integral de la Región Central, mediante la planificación, promoción y coordinación de un desarrollo armónico sustentable de los estados Aragua, Carabobo y Cojedes, dentro de los lineamientos del Plan de la Nación de Desarrollo Económico y Social 2001-2007. Es de destacar, que durante el año 2000, siguiendo lineamientos del Ministerio de adscripción, se amplio el ámbito funcional del organismo a los estados Miranda, Vargas y al Distrito Metropolitano de Caracas.

Para el año 2006, CORPOCENTRO estima un presupuesto de ONCE MIL CIENTO SESENTA Y SIETE MILLONES TRESCIENTOS SETENTA MIL OCHOCIENTOS DIECISIETE BOLÍVARES (Bs. 11.167.370.817), los cuales serán destinados a promover mejoras y a mantener la calidad de vida y bienestar de los habitantes de la Región Central, mediante la planificación y coordinación de un desarrollo armónico y sustentable.

La Corporación contará para el año 2006, con ingresos provenientes de las fuentes siguientes: Aportes del Ejecutivo Nacional a través del Ministerio de Planificación y Desarrollo por la cantidad de Bs. 10.952.370.817 (98,07%), ingresos por Venta de Bienes y Servicios por Bs. 45.000.000 (0,40%), recursos por transacciones financieras Bs. 65.000.000 (0,58%), del fondo de depreciación Bs. 100.000.000 (0,90%) y otros ingresos por Bs. 5.000.000 (0,05%).

Los precitados recursos se utilizarán de la forma siguiente: para el gasto corriente Bs. 9.877.392.782 (88,45%), para erogaciones de capital Bs. 1.224.978.035 (10,97%) y para disminución de pasivos Bs. 65.000.000 (0,58%).

De acuerdo con la política de austeridad y racionamiento del gasto, CORPOCENTRO orientará su visión hacia aquellos programas prioritarios que impulsan el desarrollo de la Región Central en concordancia a las competencias que le corresponde como organismo planificador, representante del Ministerio de Planificación y Desarrollo en la Región Central.

Dentro de las principales metas de la Corporación, con el fin de lograr sus objetivos, se encuentran: Núcleos de Desarrollo Endógeno, identificación y caracterización de 8 núcleos; Implantación de centro de Asistencia Técnica Integral; Apoyo a los Consejos Locales de Planificación Pública y a los Consejos Estadales de Coordinación de Políticas Públicas, para su fortalecimiento en la región central; Coordinar, ejecutar y supervisar los programas de financiamiento de las ZEDES Barlovento y Camatagua-El Sombrero; Seguimiento y control de los créditos otorgados a través del Fondo especial para el desarrollo de las Cooperativas Industriales y Pymis, en los estados Aragua, Carabobo, Cojedes y Guárico, para los sectores agroindustrial y metalmecánico; Programa de fiscalización y control de la concesión Grafito I; Asistencia Técnica a las empresas de la economía social; Capacitación al sector productivo de la región central; Explotación de la concesión minera Carbocentro I; Actualización del Plan de desarrollo Regional; Producción y comercialización de alevines; entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**11.002.370.817**
Transferencias y Donaciones Corrientes	10.952.370.817
Del Sector Público	10.952.370.817
Transferencias Corrientes Internas Recibidas del Sector Público	10.952.370.817
De la República	10.952.370.817
Venta de Bienes y Servicios de las Administraciones Publicas	45.000.000
Venta de Bienes	5.000.000
Venta de Servicios	40.000.000
Rentas de la Propiedad	4.000.000
Intereses	4.000.000
Intereses Internos	4.000.000
Intereses por Depósitos	4.000.000
Otros Ingresos	1.000.000
Otros Ingresos Ajenos a la Operación	1.000.000
Ingresos de Capital	**100.000.000**
Recursos Propios de Capital	100.000.000
Incremento de la Depreciación y Amortización Acumuladas	100.000.000
Fuentes Financieras	**65.000.000**
Disminución de la Inversión Financiera	65.000.000
Disminución de Otros Activos Financieros	65.000.000
Disminución de Disponibilidades	65.000.000
Disminución de Bancos	65.000.000
TOTAL	**11.167.370.817**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**9.877.392.782**
Gastos de Consumo	9.610.399.339
Remuneraciones	7.228.558.690
Sueldos, Salarios y Otras Retribuciones	7.228.558.690
Bienes y Servicios	2.281.840.649
Bienes de Consumo	648.094.272
Servicios no Personales	1.633.746.377
Depreciación y Amortización	100.000.000
Transferencias y Donaciones Corrientes	266.993.443
Al Sector Privado	266.993.443
Transferencias Corrientes al Sector Privado	266.993.443
Directas a Personas	266.993.443
Pensiones y Otros Beneficios Asociados	266.993.443
Gastos de Capital	**1.224.978.035**
Inversión Real Directa	1.224.978.035
Formación Bruta de Capital Fijo	1.174.978.035
Maquinaria, Equipos y Otros Bienes Muebles	1.174.978.035
Bienes Intangibles	50.000.000
Aplicaciones Financieras	**65.000.000**
Disminución de Pasivos	65.000.000
Disminución de Cuentas y Efectos por Pagar	65.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	65.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	40.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	25.000.000
TOTAL	**11.167.370.817**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
16	Coordinar, Ejecutar y Supervisar los Programas de Financiamiento de las Zedes Barlovento y Camatagua - El Sombrero	Solicit. n / Año	1.800		493.763.646			493.763.646
13	Elaboración de los Inventarios del Patrimonio Turísticos Municipales	Inventarios	3		81.200.000			81.200.000
14	Creación y Operación de la red Turística del Estado Miranda	Redes	1		73.800.000			73.800.000
15	Extensión Piscícola	Hectáreas	1.800		328.000.000			328.000.000
12	Elaboración y Promoción de Planes Estratégicos de Núcleo de Desarrollo Endógeno Localizados en la Región Central	Plan	8		599.336.451			599.336.451
5	Implantación de la Nueva Estructura Organizacional y Funcional de Corpocentro	Procesos Administrados	1		255.000.000			255.000.000
7	Implantación de un Sistema de Coordinación, Evacuación, Seguimiento y Control de Gestión	Sistemas	1		184.371.715			184.371.715
11	Fondo Especial Para el Desarrollo de las Cooperativas Industriales y Pymis en los Estados Aragua, Carabobo, Cojedes y Guárico	Empresas	150		218.472.502			218.472.502
10	Implantación del Banco del Proyecto en la Región Central	Proyectos	1		115.627.552			115.627.552
4	Diseño e Implantación del Sistema de Seguimiento de la Ejecución del Plan de la Inversión Pública en la Región Central	Sistemas	1		121.685.335			121.685.335
17	Sistematización del Seguimiento del Plan de Desarrollo Regional	Sistemas	1		71.000.000			71.000.000
9	Implantación y Consolidación de un Sistema Integral de Información Estadística Georeferencial de la Región Central	Sistemas	1		415.299.270			415.299.270
18.	Asistencia, Formulación, Actualización, Validación y Seguimiento de los Planes de Ordenación Territorial, Estadal y Municipal.	Plan	3		308.249.800			308.249.800
2	Campaña de Divulgación y Promoción de las Ejecuciones y Logros Institucionales de Corpocentro y del Gobierno Nacional	Evento / Publicidad	70		603.119.113			603.119.113
3	Implantación, Evaluación y Fortalecimiento del Sistema Regional de Planificación	Sistemas	1		704.499.260			704.499.260

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
1	Implantación de un Centro de Asistencia Técnica Integral	Unidades	1		1.084.194.679			1.084.194.679
8	Plan de Capacitación y Adiestramiento Para Funcionarios Públicos en Materia de Gestión y Administración de Proyectos	Funcionario	117		169.487.500			169.487.500
19	Implantación del Plan de Desarrollo Minero de la Región Central	Plan	1.000.000		242.000.000			242.000.000
6	Actualización de la Plataforma Tecnológica	Plataforma / Equipos	1		582.300.000			582.300.000
	TOTAL				6.651.406.823			6.651.406.823

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.469.970.551			3.469.970.551
02	Gestión Administrativa	215.000.000	604.000.000			819.000.000
03	Previsión y Protección Social		226.993.443			226.993.443
	TOTAL	215.000.000	4.300.963.994			4.515.963.994

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**137**	**1.594.747.760**
Directivo	7	186.909.143
Profesional y Técnico	60	914.103.513
Administrativo	10	71.050.904
Obrero	60	422.684.200
Personal Contratado	**121**	**978.203.445**
Directivo	6	107.496.000
Profesional y Técnico	81	705.633.600
Administrativo	31	155.073.845
Obrero	3	10.000.000
TOTAL	**258**	**2.572.951.205**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**17**	**150.733.728**
Jubilado	15	129.976.716
Pensionado	2	20.757.012
TOTAL	**17**	**150.733.728**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	7.228.558.690
4.02	Materiales, Suministros y Mercancías	648.094.272
4.03	Servicios no Personales	1.633.746.377
4.04	Activos Reales	1.224.978.035
4.07	Transferencias y Donaciones	266.993.443
4.08	Otros Gastos	100.000.000
4.11	Disminución de Pasivos	65.000.000
	TOTAL	**11.167.370.817**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.002.370.817**
Transferencias y Donaciones Corrientes	10.952.370.817
Del Sector Público	10.952.370.817
Transferencias Corrientes Internas Recibidas del Sector Público	10.952.370.817
De la República	10.952.370.817
Venta de Bienes y Servicios de las Administraciones Publicas	45.000.000
Venta de Bienes	5.000.000
Venta de Servicios	40.000.000
Rentas de la Propiedad	4.000.000
Intereses	4.000.000
Intereses Internos	4.000.000
Intereses por Depósitos	4.000.000
Otros Ingresos	1.000.000
Otros Ingresos Ajenos a la Operación	1.000.000
B. Gastos Corrientes	**9.877.392.782**
Gastos de Consumo	9.610.399.339
Remuneraciones	7.228.558.690
Sueldos, Salarios y Otras Retribuciones	7.228.558.690
Bienes y Servicios	2.281.840.649
Bienes de Consumo	648.094.272
Servicios no Personales	1.633.746.377
Depreciación y Amortización	100.000.000
Transferencias y Donaciones Corrientes	266.993.443
Al Sector Privado	266.993.443
Transferencias Corrientes al Sector Privado	266.993.443
Directas a Personas	266.993.443
Pensiones y Otros Beneficios Asociados	266.993.443
C. Resultado Económico:Ahorro/(Desahorro)	**1.124.978.035**
II. Cuenta Capital	
A. Ingresos de Capital	**1.224.978.035**
Recursos Propios de Capital	1.224.978.035
Ahorro en la Cuenta Corriente	1.124.978.035
Incremento de la Depreciación y Amortización Acumuladas	100.000.000
B. Gastos de Capital	**1.224.978.035**
Inversion Real Directa	1.224.978.035
Formación Bruta de Capital Fijo	1.174.978.035
Maquinaria, Equipos y Otros Bienes Muebles	1.174.978.035
Bienes Intangibles	50.000.000
C. Resultado Financiero: Equilibrado	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**65.000.000**
Disminucion de la Inversion Financiera	65.000.000
Disminución de Otros Activos Financieros	65.000.000
Disminución de Disponibilidades	65.000.000
Disminución de Bancos	65.000.000
B. Aplicaciones Financieras	**65.000.000**
Disminucion de Pasivos	65.000.000
Disminución de Cuentas y Efectos por Pagar	65.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	65.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	40.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	25.000.000

A0016

Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN DE LOS LLANOS (CORPOLLANOS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Presupuesto 2006 de Corpollanos, se ha elaborado sobre la base conceptual y metodología establecidos por El Ejecutivo Nacional, a través del Ministerio de Planificación y Desarrollo, contemplados en El Plan de Desarrollo Económico y Social de la Nación 2001-2007 y en los diez (10) Objetivos Estratégicos formulados por el Ciudadano Presidente de la República Bolivariana de Venezuela, los cuales están orientados a consolidar y profundizar el modelo de Desarrollo Económico y Social Endógeno con la finalidad de beneficiar a las mayorías nacionales.

Para el ejercicio fiscal 2006, la política presupuestaria de Corpollanos, ha sido elaborada en el contexto de los citados lineamientos estratégicos y en concordancia con el Plan de Desarrollo Regional y los nuevos criterios metodológicos emanados del Ministerio de Planificación y la Oficina Nacional de Presupuesto. De esta manera su financiamiento está conformado por recursos obtenidos de su propia gestión por Bs. 362,9 millones (venta de bienes y servicios, intereses por depósitos y otros ingresos ordinarios), el aporte recibido a través del Ministerio de Planificación y Desarrollo por Bs. 4.632,3 millones y Bs. 15,1 millones de incremento de depreciación acumulada.

En cuanto a la política de gastos se incluyen los recursos necesarios para financiar las actividades propias de la Corporación, cubrir los gastos de personal, garantizar el mantenimiento adecuado y oportuno de las instalaciones y equipos de la Institución. Así como también se estiman recursos para llevar a cabo la elaboración y ejecución de estudios y proyectos para el desarrollo de la región. Entre los cuales se pueden mencionar los siguientes:

1. Desarrollo de Empresas Asociativas.
2. Formulación de proyectos que propicien el Desarrollo Rural.
3. Estimular el Desarrollo de Actividades Productivas de acuerdo a la vocación y el potencial propio de la región.
4. Apoyo en la ejecución de programas y proyectos que estimulen la descentralización y desconcentración Territorial
5. Promover el desarrollo de actividades productivas en Comunidades Indígenas.
6. Promover el desarrollo de espacios fronterizos en función de sus potencialidades.
7. Consolidar el Sistema de Información Regional.
8. Fortalecer los Consejos Locales de Coordinación y Planificación de Políticas Públicas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**4.995.244.126**
Transferencias y Donaciones Corrientes	4.632.267.929
Del Sector Público	4.632.267.929
Transferencias Corrientes Internas Recibidas del Sector Público	4.632.267.929
De la República	4.632.267.929
Venta de Bienes y Servicios de las Administraciones Publicas	262.000.000
Venta de Servicios	262.000.000
Rentas de la Propiedad	976.197
Intereses	976.197
Intereses Internos	976.197
Intereses por Depósitos	976.197
Otros Ingresos	100.000.000
Otros Ingresos Ordinarios	100.000.000
Ingresos de Capital	**15.093.424**
Recursos Propios de Capital	15.093.424
Incremento de la Depreciación y Amortización Acumuladas	15.093.424
TOTAL	**5.010.337.550**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**4.731.357.204**
Gastos de Consumo	4.581.215.695
Remuneraciones	3.552.160.819
Sueldos, Salarios y Otras Retribuciones	1.181.952.933
Aportes Patronales	120.815.809
Prestaciones Sociales y Otras Indemnizaciones	307.596.298
Asistencia Socioeconómica	648.720.035
Otros Gastos de Personal	1.293.075.744
Bienes y Servicios	1.013.961.452
Bienes de Consumo	202.072.902
Servicios no Personales	811.888.550
Depreciación y Amortización	15.093.424
Transferencias y Donaciones Corrientes	150.141.509
Al Sector Privado	150.141.509
Transferencias Corrientes al Sector Privado	145.141.509
Directas a Personas	145.141.509
Pensiones y Otros Beneficios Asociados	82.533.112
Jubilaciones y Otros Beneficios Asociados	62.608.397
Donaciones Corrientes al Sector Privado	5.000.000
Donaciones a Personas	5.000.000
Gastos de Capital	**270.980.346**
Inversion Real Directa	270.980.346
Formación Bruta de Capital Fijo	270.980.346
Maquinaria, Equipos y Otros Bienes Muebles	270.980.346
Aplicaciones Financieras	**8.000.000**
Disminucion de Pasivos	8.000.000
Disminución de Cuentas y Efectos por Pagar	8.000.000
Disminución de Otras Cuentas y Efectos por Pagar	8.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	8.000.000
TOTAL	**5.010.337.550**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Organización de la Comunidad en Cooperativas, Pymes y Otras Asociaciones en la Región de los Llanos	Analisis de Informe de Gestión	70		211.289.285			211.289.285
02	Agricultura Urbana	Analisis de Informe de Gestión	12		177.491.498			177.491.498
03	Lombricultura	Analisis de Informe de Gestión	4.150		167.971.428			167.971.428
04	Vivero Bum-bum	Analisis de Informe de Gestión	9.050		310.609.999			310.609.999
05	Fomento y Consolidacion del Rubro Cacao	Analisis de Informe de Gestión	100		203.500.052			203.500.052
06	Ganaderia de Doble Proposito	Analisis de Informe de Gestión	1		358.102.713			358.102.713
07	Fortalecimiento de la Ganaderia Bufalina	Analisis de Informe de Gestión	40		176.675.428			176.675.428
08	Fomento Agroindustrial de la Caña Panelera	Analisis de Informe de Gestión	40		198.864.285			198.864.285
09	Promocion y Desarrollo de Cultivos de Ciclo Corto	Analisis de Informe de Gestión	24		251.597.142			251.597.142
10	Fortalecimiento de la Actividad Pesquera	Analisis de Informe de Gestión	30		123.278.571			123.278.571
11	Sistema de Informacion Region de los Llanos	Analisis de Informe de Gestión	3.960		293.529.999			293.529.999
	TOTAL				2.472.910.400			2.472.910.400

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	378.069.621	1.624.164.775			2.002.234.396
02	Gestión Administrativa		385.051.245			385.051.245
03	Previsión y Protección Social		150.141.509			150.141.509
06	Otras					
	TOTAL	378.069.621	2.159.357.529			2.537.427.150

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**35**	**627.211.793**
Directivo	8	255.935.849
Profesional y Técnico	16	245.507.664
Administrativo	5	90.647.280
Obrero	6	35.121.000
Personal Contratado	**83**	**846.995.796**
Profesional y Técnico	58	700.482.892
Obrero	25	146.512.904
TOTAL	**118**	**1.474.207.589**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**13**	**93.155.529**
Jubilado	5	51.774.019
Pensionado	8	41.381.510
TOTAL	**13**	**93.155.529**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.552.160.819
4.02	Materiales, Suministros y Mercancías	202.072.902
4.03	Servicios no Personales	811.888.550
4.04	Activos Reales	270.980.346
4.07	Transferencias y Donaciones	150.141.509
4.08	Otros Gastos	15.093.424
4.11	Disminución de Pasivos	8.000.000
	TOTAL	**5.010.337.550**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.995.244.126**
Transferencias y Donaciones Corrientes	4.632.267.929
Del Sector Público	4.632.267.929
Transferencias Corrientes Internas Recibidas del Sector Público	4.632.267.929
De la República	4.632.267.929
Venta de Bienes y Servicios de las Administraciones Publicas	262.000.000
Venta de Servicios	262.000.000
Rentas de la Propiedad	976.197
Intereses	976.197
Intereses Internos	976.197
Intereses por Depósitos	976.197
Otros Ingresos	100.000.000
Otros Ingresos Ordinarios	100.000.000
B. Gastos Corrientes	**4.731.357.204**
Gastos de Consumo	4.581.215.695
Remuneraciones	3.552.160.819
Sueldos, Salarios y Otras Retribuciones	1.181.952.933
Aportes Patronales	120.815.809
Prestaciones Sociales y Otras Indemnizaciones	307.596.298
Asistencia Socioeconómica	648.720.035
Otros Gastos de Personal	1.293.075.744
Bienes y Servicios	1.013.961.452
Bienes de Consumo	202.072.902
Servicios no Personales	811.888.550
Depreciación y Amortización	15.093.424
Transferencias y Donaciones Corrientes	150.141.509
Al Sector Privado	150.141.509
Transferencias Corrientes al Sector Privado	145.141.509
Directas a Personas	145.141.509
Pensiones y Otros Beneficios Asociados	82.533.112
Jubilaciones y Otros Beneficios Asociados	62.608.397
Donaciones Corrientes al Sector Privado	5.000.000
Donaciones a Personas	5.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**263.886.922**
II. Cuenta Capital	
A. Ingresos de Capital	**278.980.346**
Recursos Propios de Capital	278.980.346
Ahorro en la Cuenta Corriente	263.886.922
Incremento de la Depreciación y Amortización Acumuladas	15.093.424
B. Gastos de Capital	**270.980.346**
Inversion Real Directa	270.980.346
Formación Bruta de Capital Fijo	270.980.346
Maquinaria, Equipos y Otros Bienes Muebles	270.980.346
C. Resultado Financiero:Superávit/(Déficit)	**8.000.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**8.000.000**
Superávit Financiero	8.000.000
B. Aplicaciones Financieras	**8.000.000**
Disminucion de Pasivos	8.000.000
Disminución de Cuentas y Efectos por Pagar	8.000.000
Disminución de Otras Cuentas y Efectos por Pagar	8.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	8.000.000

A0018

Corporación de Desarrollo de la Región de los Andes (CORPOANDES)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN DE LOS ANDES (CORPOANDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

FINANCIAMIENTO

El Presupuesto de CORPOANDES para el Ejercicio Fiscal 2006, ha sido elaborado con base a las normas, orientaciones e instructivos emanados de la Oficina Nacional de Presupuesto (ONAPRE), sustentándose en el marco Jurídico que establece la Ley Orgánica de Administración Financiera del Sector Público, Plan Operativo Anual, clasificador presupuestario de recursos y egresos y los objetivos señalados en la Ley que creó a la Corporación de Los Andes, como instrumentos para la elaboración y Formulación de este documento.

El financiamiento del Presupuesto de la Corporación viene dado por recursos provenientes de: Ministerio de Planificación y desarrollo Bolívares Diez Mil Novecientos Veintisiete Millones Trescientos Once Mil Ochocientos Cincuenta y Cinco (Bs. 10.927.311.855), Ingresos Propios Bolívares Setecientos Ochenta y Cuatro Millones Ochocientos Diecisiete Mil Cuatrocientos Noventa y Siete (Bs. 784.817.497), Disminución de Caja y Banco Bolívares Trescientos Veinticinco Millones (Bs. 325.000.000) y la Depreciación Acumulada: Bolívares Ocho Millones Quinientos Mil (Bs. 8.500.000), para un total del Presupuesto de **DOCE MIL CUARENTA Y CINCO MILLONES SEISCIENTOS VEINTINUEVE MIL TRESCIENTOS CINCUENTA Y DOS BOLÍVARES (Bs. 12.045.629.352)**, (Ver cuadro)

CONCEPTO	MONTO (EN MILLONES DE BOLÍVARES)
Aporte Ejecutivo Nacional	10.927,31
Ingresos Propios	784,82
Transacciones Financieras	325,00
Depreciación Acumulada	8,50
TOTAL	**12.045,63**

GASTOS

El total de los gastos a ser ejecutados para el Ejercicio Fiscal 2006, alcanzan la cantidad de **DOCE MIL CUARENTA Y CINCO MILLONES SEISCIENTOS VEINTINUEVE MIL TRESCIENTOS CINCUENTA Y DOS BOLIVARES (Bs. 12.045.629.352)**, desagregados de acuerdo a las partidas contenidas en el clasificador presupuestario de recursos y egresos, según se muestra en el cuadro anexo.

PARTIDAS	DENOMINACIÓN	MONTO (EN MILLONES DE BOLÍVARES)
401.00.00.00	Gastos de Personal	8.159,07
402.00.00.00	Materiales, Suministros y Mercancías	503,42
403.00.00.00	Servicios no Personales	792,73
404.00.00.00	Activos Reales	687,77
407.00.00.00	Transferencias y Donaciones	1.569,14
408.00.00.00	Otros Gastos	8,50
411.00.00.00	Disminución de Pasivos	325,00
TOTAL		**12.045,63**

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO

Corpoandes está vinculada, a los planes y proyectos del Gobierno Nacional, en sus diferentes áreas, de acuerdo a las normas y procedimientos administrativos establecidos en la Constitución de la República Bolivariana de Venezuela y demás leyes establecidas por el Poder Ejecutivo y el Poder Legislativo. Los recursos destinados al desarrollo de los proyectos inherentes a la Corporación, se encuentran expresados dentro de las líneas generales del Plan de Desarrollo Económico y Social 2001-2007, a saber:

FORMACIÓN PARA ELEVAR LA CAPACIDAD OPERATIVA Y DE GESTIÓN DE LOS ACTORES SOCIALES CAPACITADOS EN MATERIA DE PLANIFICACIÓN: este proyecto estará orientado a la construcción del nuevo modelo democrático de participación popular, para elevar la capacidad operativa de gestión de los actores sociales en planificación del Desarrollo en la Región de Los Andes, la meta trazada en la formación es de 500 personas con un monto total del proyecto de **QUINIENTOS OCHENTA Y OCHO MILLONES SETECIENTOS SESENTA MIL DOSCIENTOS OCHENTA Y DOS BOLIVARES (Bs. 588.760.282,00).** Los Organismos involucrados en este proyecto son las Gobernaciones de los Estados Táchira, Mérida y Trujillo, las alcaldías, INCE, Universidades, y la comunidad organizada.

PLAN REGIONAL DE ORDENACIÓN DEL TERRITORIO: El objetivo estratégico es la instalación de la nueva estructura territorial que asegure una adecuada ordenación del territorio en la Región occidental. Para la ejecución de este proyecto se cuenta con recursos por un monto de **SEISCIENTOS TREINTA MILLONES CUATROCIENTOS TREINTA Y SIETE MIL CUARENTA Y NUEVE BOLIVARES (Bs. 630.437.049,00).**

FORTALECIMIENTO DEL OBSERVATORIO REGIONAL: Este proyecto tiene como área estratégica, el equilibrio social, el cual esta orientado a crear y consolidar una red socio institucional que proporcione a los diferentes actores, información cualitativa y cuantitativa, relevante, a fin de contribuir a la formulación, ejecución y control de la gestión pública para elevar la calidad de vida de las comunidades. Para el logro de este proyecto se tiene como meta la implementación de un (01) sistema, que permita obtener información estadística, cartográfica y documental, oportuna fiable y de carácter participativo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**9.239.800.980**
Transferencias y Donaciones Corrientes	8.454.983.483
Del Sector Público	8.454.983.483
Transferencias Corrientes Internas Recibidas del Sector Público	8.454.983.483
De la República	8.454.983.483
Venta de Bienes y Servicios de las Administraciones Publicas	313.587.873
Venta de Servicios	313.587.873
Rentas de la Propiedad	471.229.624
Intereses	51.229.624
Intereses Internos	51.229.624
Intereses por Depósitos	51.229.624
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	420.000.000
Utilidades, Rentas y Dividendos Entes Descentralizados no Petroleros	420.000.000
Ingresos de Capital	**2.480.828.372**
Recursos Propios de Capital	8.500.000
Incremento de la Depreciación y Amortización Acumuladas	8.500.000
Transferencias y Donaciones de Capital	2.472.328.372
Transferencias de Capital Recibidas del Sector Público	2.472.328.372
De la República	2.472.328.372
Fuentes Financieras	**325.000.000**
Disminución de la Inversión Financiera	325.000.000
Disminución de Otros Activos Financieros	325.000.000
Disminución de Disponibilidades	325.000.000
Disminución de Bancos	325.000.000
TOTAL	**12.045.629.352**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**9.200.440.367**
Gastos de Consumo	7.631.293.122
Remuneraciones	6.640.832.042
Sueldos, Salarios y Otras Retribuciones	1.716.948.977
Beneficios y Complementos de Sueldos y Salarios	1.840.302.271
Aportes Patronales	236.174.889
Prestaciones Sociales y Otras Indemnizaciones	657.942.939
Asistencia Socioeconómica	1.291.998.170
Otros Gastos de Personal	897.464.796
Bienes y Servicios	981.961.080
Bienes de Consumo	386.394.000
Servicios no Personales	595.567.080
Depreciación y Amortización	8.500.000
Transferencias y Donaciones Corrientes	1.569.147.245
Al Sector Público	1.569.147.245
Transferencias Corrientes al Sector Público	1.569.147.245
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	1.569.147.245
Gastos de Capital	**2.520.188.985**
Inversión Real Directa	2.172.328.372
Formación Bruta de Capital Fijo	339.906.640
Maquinaria, Equipos y Otros Bienes Muebles	339.906.640
Producción Propia (Gastos Capitalizables)	1.832.421.732
Remuneraciones	1.518.234.372
Sueldos, Salarios y Otras Retribuciones	1.022.875.378
Beneficios y Complementos de Sueldos y Salarios	250.220.417
Aportes Patronales	63.971.738
Prestaciones Sociales y Otras Indemnizaciones	135.093.013
Asistencia Socioeconómica	46.073.826
Bienes y Servicios	314.187.360
Bienes de Consumo	117.024.400
Servicios no Personales	197.162.960
Bienes Intangibles	347.860.613
Aplicaciones Financieras	325.000.000
Disminución de Pasivos	325.000.000
Disminución de Cuentas y Efectos por Pagar	225.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	225.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	27.350.843
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	197.649.157
Disminución de Otros Pasivos	100.000.000
Disminución de Otros Pasivos a Mediano y Largo Plazo	100.000.000
TOTAL	**12.045.629.352**

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Formación Para Elevar la Capacidad Operativa y de Gestión de los Actores Sociales en Planificación del Desarrollo	Persona	500		588.760.282			588.760.282
02	Plan Regional de Ordenación del Territorio	Plan	1		630.437.049			630.437.049
03	Fortalecimiento del Observatorio Regional	Sistemas	1		1.253.131.041			1.253.131.041
	TOTAL				**2.472.328.372**			**2.472.328.372**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod.	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.640.832.042			6.640.832.042
02	Gestión Administrativa	1.109.817.497	245.004.196			1.354.821.693
03	Previsión y Protección Social		1.569.147.245			1.569.147.245
06	Otras	8.500.000				8.500.000
	TOTAL	**1.118.317.497**	**8.454.983.483**			**9.573.300.980**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**289**	**2.210.188.148**
Directivo	16	320.562.079
Profesional y Técnico	134	1.175.613.961
Administrativo	76	403.273.656
Obrero	63	310.738.452
Personal Fijo a Tiempo Parcial	**1**	**3.152.070**
Profesional y Técnico	1	3.152.070
Personal Contratado	**71**	**722.904.613**
Profesional y Técnico	53	615.680.880
Administrativo	9	60.766.633
Obrero	9	46.457.100
TOTAL	**361**	**2.936.244.831**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**112**	**613.274.026**
Jubilado	99	548.637.586
Pensionado	13	64.636.440
Obrero	**77**	**374.242.452**
Jubilado	67	325.642.452
Pensionado	10	48.600.000
TOTAL	**189**	**987.516.478**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	8.159.066.414
4.02	Materiales, Suministros y Mercancías	503.418.400
4.03	Servicios no Personales	792.730.040
4.04	Activos Reales	687.767.253
4.07	Transferencias	1.569.147.245
4.08	Otros Gastos	8.500.000
4.11	Disminución de Pasivos	325.000.000
	TOTAL	**12.045.629.352**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**9.239.800.980**
Transferencias y Donaciones Corrientes	8.454.983.483
Del Sector Público	8.454.983.483
Transferencias Corrientes Internas Recibidas del Sector Público	8.454.983.483
De la República	8.454.983.483
Venta de Bienes y Servicios de las Administraciones Publicas	313.587.873
Venta de Servicios	313.587.873
Rentas de la Propiedad	471.229.624
Intereses	51.229.624
Intereses Internos	51.229.624
Intereses por Depósitos	51.229.624
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	420.000.000
Utilidades, Rentas y Dividendos Entes Descentralizados no Petroleros	420.000.000
B. Gastos Corrientes	**9.200.440.367**
Gastos de Consumo	7.631.293.122
Remuneraciones	6.640.832.042
Sueldos, Salarios y Otras Retribuciones	1.716.948.977
Beneficios y Complementos de Sueldos y Salarios	1.840.302.271
Aportes Patronales	236.174.889
Prestaciones Sociales y Otras Indemnizaciones	657.942.939
Asistencia Socioeconómica	1.291.998.170
Otros Gastos de Personal	897.464.796
Bienes y Servicios	981.961.080
Bienes de Consumo	386.394.000
Servicios no Personales	595.567.080
Depreciación y Amortización	8.500.000
Transferencias y Donaciones Corrientes	1.569.147.245
Al Sector Público	1.569.147.245
Transferencias Corrientes al Sector Público	1.569.147.245
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	1.569.147.245
C. Resultado Económico: Ahorro/(Desahorro)	**39.360.613**
II. Cuenta Capital	
A. Ingresos de Capital	**2.520.188.985**
Recursos Propios de Capital	47.860.613
Ahorro en la Cuenta Corriente	39.360.613
Incremento de la Depreciación y Amortización Acumuladas	8.500.000
Transferencias y Donaciones de Capital	2.472.328.372
Transferencias de Capital Recibidas del Sector Público	2.472.328.372
De la República	2.472.328.372
B. Gastos de Capital	**2.520.188.985**
Inversión Real Directa	2.172.328.372
Formación Bruta de Capital Fijo	339.906.640
Maquinaria, Equipos y Otros Bienes Muebles	339.906.640

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Producción Propia (gastos Capitalizables)	1.832.421.732
Remuneraciones	1.518.234.372
Sueldos, Salarios y Otras Retribuciones	1.022.875.378
Beneficios y Complementos de Sueldos y Salarios	250.220.417
Aportes Patronales	63.971.738
Prestaciones Sociales y Otras Indemnizaciones	135.093.013
Asistencia Socioeconómica	46.073.826
Bienes y Servicios	314.187.360
Bienes de Consumo	117.024.400
Servicios no Personales	197.162.960
Bienes Intangibles	347.860.613
III. Cuenta Financiera	
A. Fuentes Financieras	**325.000.000**
Disminución de la Inversión Financiera	325.000.000
Disminución de Otros Activos Financieros	325.000.000
Disminución de Disponibilidades	325.000.000
Disminución de Bancos	325.000.000
B. Aplicaciones Financieras	**325.000.000**
Disminución de Pasivos	325.000.000
Disminución de Cuentas y Efectos por Pagar	225.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	225.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	27.350.843
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	197.649.157
Disminución de Otros Pasivos	100.000.000
Disminución de Otros Pasivos a Mediano y Largo Plazo	100.000.000

A0019
Corporación de Desarrollo de la Región Zuliana
(CORPOZULIA)

CORPORACIÓN DE DESARROLLO DE LA REGIÓN ZULIANA (CORPOZULIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

FINANCIAMIENTO

Para el año fiscal 2006, se estimaron los recursos financieros provenientes de los arrendamientos de concesiones, de acuerdo al comportamiento mundial de la producción y comercialización del carbón.

La tasa de cambio considerada para él calculo de ingresos, en el caso de arrendamiento de las concesiones del carbón y los ingresos generados por el arrendamiento del muelle carbonífero de la corporación calculadas en dólares y recibidos en la mayoría de los casos en bolívares, fue la tasa oficial de 2.150 Bs./U.S.$ de acuerdo con lo señalado en los lineamientos macroeconómicos, emanados del Ministerio de Planificación y Desarrollo (M.P.D.) y la Oficina Nacional de Presupuesto (ONAPRE).

Dentro de las otras fuentes, se incluyen los ingresos provenientes de los centros agrícolas, intereses por rendimientos de cuentas bancarias e ingresos por disminución de deudores que contemplan la recuperación de capital e intereses de prestamos concedidos en sus diferentes modalidades durante los ejercicios anteriores.

GASTOS

En la formulación del gasto, se considero el cambio de la técnica de presupuesto por programas a presupuesto por proyectos. Asimismo, se aplicaron las sugerencias y pautas dadas por la ONAPRE y las dadas por el MPD, como ente de adscripción, con respecto al índice de inflación y las medidas de austeridad en el gasto.

El gasto corriente alcanza en el presupuesto del año 2006 un 28% del total del gasto, dentro del cual se contempla los gastos del personal, materiales y servicios no personales.

La política de personal, contempla la revisión de la estructura organizativa y las propuestas de reorganización, basadas en la aplicación de nuevos sistemas informaticos que permitan la simplificación de los procesos.

En cuanto a los gastos de materiales y suministros, servicios no personales, se aplicaron medidas de austeridad de acuerdo a lineamientos a nivel nacional.

Se incluye los recursos necesarios para la cancelación de deuda y disminución de otros pasivos, en un porcentaje de 0.33% del gasto total, permitiendo de esta manera, el cumplimiento de compromisos por parte de la corporación con sus trabajadores y terceros, que prestan servicios o suministran bienes para el logro de los objetivos.

COBERTURA DE LOS SERVICIOS A PRESTAR

Dentro del presupuesto de ingresos estimados por la Corporación, el financiamiento de proyectos representa un 71%, enmarcados dentro de las doctrinas estratégicas y relacionada con los equilibrios básicos establecidos en el programa de gobierno en las áreas: Social, Económica, Territorial, Político Institucional e Internacional, considerando la participación de las fuerzas vivas de la región.

Dentro de la política de inversión se contempla, los lineamientos del Plan Operativo 2006 (POA), Planes Regionales, Planes de las Zonas Especiales, formuladas conjuntamente con otras instituciones, con la participación, a través de consultas de campo de las comunidades, considerando promover aquellas actividades que conlleven a desarrollar proyectos generadores de valor agregado y de empleo, en concordancia con el medio ambiental y que impacten en la economía del estado y produzca bienestar social de las comunidades. El impacto de estas políticas por sectores y/o áreas es como sigue:

AREA AGRICOLA

Actualmente, el área agrícola del Estado Zulia se encuentra deprimida, por lo tanto se deberá aprovechar la necesidad de diversificar el aparato productivo nacional y regional, para cubrir el déficit en la oferta agroalimentaria, y actuar mas agresivamente, mediante la conformación y alianzas entre el estado, los productores agropecuarios y los agroindustriales, con el fin de desarrollar la producción, el proceso y la comercialización de rubros agropecuarios, para cuya obtención la región tiene vocación natural y ventajas comparativas.

Bajo este diagnostico Corpozulia, se propone lograr los siguientes beneficios:

- Incremento de la superficie sembrada en 7.500 has. de palma aceitera.
- Incremento en 3.240 Unidad/año en la producción de leche y 409.000 kilos de carne / año.
- Incorporar 300 has. bajo riego, al proceso productivo en 3 comunidades organizadas en la Planicie de Motatan.
- Ofrecer información, veraz oportuna y actualizada del sector agrícola a 5.000 usuarios del sistema.
- Incorporación de 600 has, a la producción de frutales, hortalizas y plátanos.
- Generación y transferencia de tecnología de avanzada para 3.365 productores en pro del desarrollo agrícola vegetal.
- Incremento en 7280 Kg de carne / año (ganadería menor), incorporación de 100 productores.
- Incorporación de 50 has. de yuca con una producción de 200 tn/año de almidón modificado, incremento en la producción en 1000 TM de yuca para su procesamiento.
- Mejora de la condición socioeconómica de productores a través de programas de capacitación y transferencia de tecnologías, financiamiento y comercialización. Incorporación de 100 ha de cacao con una producción promedio 800 kg/has/año.
- Creación de 22.000 empleos director y 110.000 empleos indirectos.

AREA MINERA

Corpozulia, a través de la Gerencia de Desarrollo Minero, ha considerado dentro de su política social, mejorar la calidad de vida de los habitantes de la región de la Guajira, que carecen de infraestructura básica en el servicio de electricidad. Para ello, creo el Proyecto de Energía Solar, el cual comprende la dotación e instalación de tecnologías alternativas (a través de energía solar y eólica) para el suministro del servicio eléctrico a las comunidades, en los ambulatorios rurales tipo I y en las escuelas rurales I y II, ubicadas en el Municipio Páez.

DESARROLLO DE EMPRESAS

Se incluye el desarrollo agroindustrial, como política desconcentradora de población y como mecanismo que agrega valor a la producción industrial, considerando dentro de estos rubros la reactivación de planta procesadora de frutas, la tecnificación e industrialización de las salinas de Sinamaica entre otras, igualmente en la pequeña y mediana empresa (Pyme), a través de programas de capacitación, promoción y de apoyo financiero.

AREA TURISTICA

Corpozulia, Orientará su acción hacia la consolidación del Zulia como destino turistico, generando así altemativas económicas para la comunidad receptora, redundando en beneficio social para la región.

De igual forma, se prevé activar los núcleos de desarrollo endógeno con vocación turística, con miras al desarrollo turístico sustentable, enmarcados dentro de los equilibrios estratégicos. Tal es el caso del Proyecto Fortalecimiento de la Infraestructura Turística de la sub.-Región Guajira, Desarrollo Sostenible Sur del Lago, Desarrollo Turístico Integral Municipio Miranda y el de Promoción Turística.

La gestión se guiará, hacia un macro proyecto que no solo, le permita ofrecer un servicio turístico optimo, sino que, también genere empleo y por ende mejore las condiciones socioeconómicas de la comunidad.

AREA SOCIAL

Siendo la educación el eje fundamental en tomo al cual gira el crecimiento socioeconómico de nuestro estado y por ende del país, la escuela representa la posibilidad para evitar que los menos favorecidos sean aun más vulnerables a sus carencias, para tal fin se propone crear una escuela que proporcione espacios cónsonos con los procesos que allí se gestan, equipados para estos fines proporcionara mas y mejores oportunidades a los que a ella acuden. De igual forma el sector salud sé vera fortalecido permitiendo la descongestión de hospitales y la prestación eficiente de servicios de salud a la población.

Para el 2006, Corpozulia seguirá dando apoyo a este tipo de acciones tendentes a mejorar la educación, la salud y los servicios básicos, como derecho de todos los venezolanos. De igual forma permitirá, proporcionar espacios dignos, cónsonos e idóneos, a fin de que un mayor numero de venezolanos pueda ejercer sus derechos en condiciones optimas, para alcanzar la justicia social.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**167.725.038.402**
Rentas de la Propiedad	167.719.746.402
Intereses	1.164.757.530
Intereses Internos	1.164.757.530
Intereses por Préstamos	764.757.530
Intereses por Depósitos	400.000.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	166.554.988.872
Utilidades, Rentas y Dividendos Entes Descentralizados no Petroleros	166.554.988.872
Otros Ingresos	5.292.000
Otros Ingresos Ajenos a la Operación	5.292.000
Ingresos de Capital	**750.000.000**
Recursos Propios de Capital	750.000.000
Incremento de la Depreciación y Amortización Acumuladas	750.000.000
Fuentes Financieras	**28.299.692.402**
Disminución de la Inversión Financiera	28.299.692.402
Disminución de Otros Activos Financieros	28.299.692.402
Disminución de Disponibilidades	14.149.231.750
Disminución de Bancos	14.149.231.750
Disminución de Cuentas por Cobrar a Corto Plazo	14.150.460.652
Disminución de Cuentas Comerciales por Cobrar	14.150.460.652
TOTAL	**196.774.730.804**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**55.638.016.015**
Gastos de Consumo	49.897.231.752
Remuneraciones	34.365.222.405
Sueldos, Salarios y Otras Retribuciones	5.747.639.434
Beneficios y Complementos de Sueldos y Salarios	12.555.510.691
Aportes Patronales	608.695.066
Prestaciones Sociales y Otras Indemnizaciones	3.455.850.325
Asistencia Socioeconómica	11.812.996.889
Otros Gastos de Personal	184.530.000
Bienes y Servicios	14.782.009.347
Bienes de Consumo	3.008.594.762
Servicios no Personales	11.773.414.585

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Depreciación y Amortización	750.000.000
Transferencias y Donaciones Corrientes	5.740.784.263
Al Sector Privado	4.663.784.263
Transferencias Corrientes al Sector Privado	4.663.784.263
Directas a Personas	4.663.784.263
Pensiones y Otros Beneficios Asociados	147.533.803
Jubilaciones y Otros Beneficios Asociados	694.157.808
Otras Transferencias Directas a Personas	3.822.092.652
Al Sector Público	1.077.000.000
Transferencias Corrientes al Sector Público	1.077.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	1.077.000.000
Gastos de Capital	**105.145.921.112**
Inversión Real Directa	56.204.258.817
Formación Bruta de Capital Fijo	54.999.074.606
Edificios e Instalaciones	407.017.544
Maquinaria, Equipos y Otros Bienes Muebles	19.664.072.998
Construcciones de Bienes de Dominio Privado	8.069.921.996
Construcciones de Bienes de Dominio Público	4.424.629.134
Producción Propia (gastos Capitalizables)	22.433.432.934
Remuneraciones	8.937.329.592
Sueldos, Salarios y Otras Retribuciones	2.803.679.429
Beneficios y Complementos de Sueldos y Salarios	3.670.199.331
Aportes Patronales	213.012.247
Prestaciones Sociales y Otras Indemnizaciones	1.328.547.182
Asistencia Socioeconómica	921.891.403
Bienes y Servicios	13.496.103.342
Bienes de Consumo	1.827.701.133
Servicios no Personales	11.668.402.209
Bienes Intangibles	1.205.184.211
Transferencias y Donaciones de Capital	48.941.662.295
Al Sector Privado	24.253.180.094
Transferencias de Capital al Sector Privado	15.788.330.107
A Personas	4.000.000
A Instituciones sin Fines de Lucro	1.700.000.000
A Empresas Privadas	14.084.330.107
Donaciones de Capital al Sector Privado	8.464.849.987
A Personas	5.156.578.948
A Instituciones sin Fines de Lucro	3.308.271.039
Al Sector Público	24.688.482.201
Transferencias de Capital al Sector Público	17.882.612.079
A los Entes Descentralizados sin Fines Empresariales	9.932.612.079
Al Poder Municipal	7.950.000.000
Donaciones de Capital al Sector Público	6.805.870.122
A los Entes Descentralizados sin Fines Empresariales	3.349.510.473
Al Poder Municipal	3.456.359.649
Aplicaciones Financieras	**35.990.793.677**
Inversión Financiera	35.340.793.677
Compra de Acciones y Participaciones de Capital	250.000.000
Al Sector Privado	250.000.000
Concesión de Préstamos a Corto Plazo	35.090.793.677
Al Sector Privado	35.090.793.677
Disminucion de Pasivos	650.000.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Cuentas y Efectos por Pagar	650.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	650.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	650.000.000
TOTAL	**196.774.730.804**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Zu0033	Suministro de Sistema de Generación de Energía Fotovoltaica	Comunidad	8	615.948.288				615.948.288
Zu0005	Desarrollo Integral de la Palma Aceitera	Unidad	120.000	917.925.235				917.925.235
Zu004	Campo Industrial Ana María Campos	Hectárea	20	786.946.826				786.946.826
Zu0022	Prospección Geológica Minera Regional	Kilo	840	1.440.021.695				1.440.021.695
Zu0006	Desarrollo de la Ganadería de Leche y Carne	Unidad	300	805.200.152				805.200.152
000ic14	Activación y Consolidación del Aparato Productivo de la Región Zuliana	Empresa	43	3.880.331.790				3.880.331.790
Zu0014	Protección y Manejo de Áreas de Interés Ambiental del Estado Zulia	Hectárea	1.873.968	3.899.598.438				3.899.598.438
000ic15	Mercado de Mayoristas de la Costa Oriental del Lago	Obra	1	4.329.690.986				4.329.690.986
Zu0001	Desarrollo Integral Socio Productivo, Patria Bolivariana	Vivienda	196	2.593.239.789				2.593.239.789
000ic26	Tecnificación e Industrialización de las Salinas de Sinamaica	Tonelada	20.000	5.975.640.912				5.975.640.912
Zu0003	Fortalecimiento de las Instalaciones de Salud de la Misión Barrio Adentro	Unidad Numérica	4	5.500.000.030				5.500.000.030
Zu0018	Cultivos Urbanos y Periurbanos.	Metro Cuadrado	9.663	1.956.743.341				1.956.743.341
000ic28	Reactivación de Planta Procesadora de Frutas	Empresa	1	607.680.898				607.680.898
000ic25	Asistencia Integral a la Pequeña y Mediana Empresa	Empresa	60	2.334.433.196				2.334.433.196
Zu0007	Atención Especial Para la Población en Pobreza Extrema	Unidad Numérica	17.060	3.785.121.968				3.785.121.968
000ic38	Promoción Industrial	Convenio	2	505.921.218				505.921.218
Zu0015	Adecuación de la Terminal de Embarque Palmarejo	Hectárea	60	12.132.347.926				12.132.347.926
Zu0013	Desarrollo Integral de los Sistemas de Producción Agrícola Vegetal	Hectárea	600	3.976.356.013				3.976.356.013
Zu0017	Desarrollo Agrícola Animal	Persona Atendida	34	1.312.613.135				1.312.613.135
Zu0024	Financiamiento Sustentable de la Planicie de Motatan	Persona Atendida	100	2.091.574.932				2.091.574.932
00dsp13	Fortalecimiento de la Infraestructura de Salud, Abastecimiento y Servicios Básicos	Metro	58.528	10.075.502.749				10.075.502.749

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0000a21	Desarrollo Integral de la Sabila	Hectárea	1.300	472.442.981				472.442.981
Zu0027	Desarrollo Turístico Integral Municipio Miranda	Comunidad	3	497.423.432				497.423.432
Zu0035	Sistema de Información Agrícola del Estado Zulia	Sin Unidad	5.480	100.306.346				100.306.346
Zu0025	Fortalecimiento de la Infraestructura Turística de la sub. Región Guajira	Comunidad	4	3.454.396.691				3.454.396.691
Zu0029	Desarrollo Integral de la Uva	Hectárea	1.200	1.560.680.127				1.560.680.127
Zu0030	Financiamiento Para el Desarrollo de la Camaronicultura en la sub.-región Guajira	Hectárea	5.000	12.981.426.489				12.981.426.489
Zu0031	Promoción Turística	Ejemplar	16.000	818.431.484				818.431.484
0000a33	Desarrollo Integral de la Yuca	Hectárea	300	261.902.003				261.902.003
Zu0019	Desarrollo Integral del Cacao	Unidad	400.000	2.221.858.671				2.221.858.671
Zu0026	Desarrollo Sostenible sur del Lago	Comunidad	7	4.802.837.261				4.802.837.261
Zu0012	Fortalecimiento de la Economía Popular	Unidad Numérica	2.080	6.620.784.405				6.620.784.405
Zu0002	Desarrollo Integral Socio Productivo, Cívico Militar, Fuerte Mara	Metro Cuadrado	14.315	1.198.977.363				1.198.977.363
00dsp12	Fortalecimiento del Sector Educativo y Deportivo	Metro Cuadrado	26.993	17.832.201.809				17.832.201.809
Zu0036	Construcción y Mantenimiento de Obras	Metro	5.100	4.201.680.000				4.201.680.000
Zu0034	Financiamiento Para Preinversión e Inversión de Proyectos Socio Productivos Ubicados en los Nudes	Proyecto	24	9.331.429.945				9.331.429.945
	TOTAL			135.879.618.524				135.879.618.524

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	34.515.222.405				34.515.222.405
02	Gestión Administrativa	24.515.105.612				24.515.105.612
03	Previsión y Protección Social	1.864.784.263				1.864.784.263
	TOTAL	60.895.112.280				60.895.112.280

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**390**	**4.929.371.944**
Directivo	35	1.010.614.157
Profesional y Técnico	106	1.686.572.676
Administrativo	53	551.842.811
Docente	9	102.088.551
Medico	5	61.146.507
Obrero	182	1.517.107.242
Personal Contratado	**174**	**2.132.115.540**
Directivo	19	353.172.344
Profesional y Técnico	92	1.147.841.530
Administrativo	40	343.109.999
Docente	4	66.039.230
Medico	19	221.952.437
TOTAL	**564**	**7.061.487.484**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**69**	**665.500.769**
Jubilado	56	581.392.620
Pensionado	13	84.108.149
Obrero	**29**	**176.190.843**
Jubilado	18	112.765.189
Pensionado	11	63.425.654
TOTAL	**98**	**841.691.612**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	43.302.551.997
4.02	Materiales, Suministros y Mercancías	4.836.295.895
4.03	Servicios no Personales	23.441.816.794
4.04	Activos Reales	33.770.825.883
4.05	Activos Financieros	35.340.793.677
4.07	Transferencias y Donaciones	54.682.446.558
4.08	Otros Gastos	750.000.000
4.11	Disminución de Pasivos	650.000.000
	TOTAL	**196.774.730.804**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**167.725.038.402**
Rentas de la Propiedad	167.719.746.402
Intereses	1.164.757.530
Intereses Internos	1.164.757.530
Intereses por Préstamos	764.757.530
Intereses por Depósitos	400.000.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	166.554.988.872
Utilidades, Rentas y Dividendos Entes Descentralizados no Petroleros	166.554.988.872
Otros Ingresos	5.292.000
Otros Ingresos Ajenos a la Operación	5.292.000
B. Gastos Corrientes	**55.638.016.015**
Gastos de Consumo	49.897.231.752
Remuneraciones	34.365.222.405
Sueldos, Salarios y Otras Retribuciones	5.747.639.434
Beneficios y Complementos de Sueldos y Salarios	12.555.510.691
Aportes Patronales	608.695.066
Prestaciones Sociales y Otras Indemnizaciones	3.455.850.325
Asistencia Socioeconómica	11.812.996.889
Otros Gastos de Personal	184.530.000
Bienes y Servicios	14.782.009.347
Bienes de Consumo	3.008.594.762
Servicios no Personales	11.773.414.585
Depreciación y Amortización	750.000.000
Transferencias y Donaciones Corrientes	5.740.784.263
Al Sector Privado	4.663.784.263
Transferencias Corrientes al Sector Privado	4.663.784.263
Directas a Personas	4.663.784.263
Pensiones y Otros Beneficios Asociados	147.533.803
Jubilaciones y Otros Beneficios Asociados	694.157.808
Otras Transferencias Directas a Personas	3.822.092.652
Al Sector Público	1.077.000.000
Transferencias Corrientes al Sector Público	1.077.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	1.077.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**112.087.022.387**
II. Cuenta Capital	
A. Ingresos de Capital	**112.837.022.387**
Recursos Propios de Capital	112.837.022.387
Ahorro en la Cuenta Corriente	112.087.022.387
Incremento de la Depreciación y Amortización Acumuladas	750.000.000
B. Gastos de Capital	**105.145.921.112**
Inversión Real Directa	56.204.258.817
Formación Bruta de Capital Fijo	54.999.074.606
Edificios e Instalaciones	407.017.544
Maquinaria, Equipos y Otros Bienes Muebles	19.664.072.998
Construcciones de Bienes de Dominio Privado	8.069.921.996
Construcciones de Bienes de Dominio Público	4.424.629.134

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Producción Propia (gastos Capitalizables)	22.433.432.934
Remuneraciones	8.937.329.592
Sueldos, Salarios y Otras Retribuciones	2.803.679.429
Beneficios y Complementos de Sueldos y Salarios	3.670.199.331
Aportes Patronales	213.012.247
Prestaciones Sociales y Otras Indemnizaciones	1.328.547.182
Asistencia Socioeconómica	921.891.403
Bienes y Servicios	13.496.103.342
Bienes de Consumo	1.827.701.133
Servicios no Personales	11.668.402.209
Bienes Intangibles	1.205.184.211
Transferencias y Donaciones de Capital	48.941.662.295
Al Sector Privado	24.253.180.094
Transferencias de Capital al Sector Privado	15.788.330.107
A Personas	4.000.000
A Instituciones sin Fines de Lucro	1.700.000.000
A Empresas Privadas	14.084.330.107
Donaciones de Capital al Sector Privado	8.464.849.987
A Personas	5.156.578.948
A Instituciones sin Fines de Lucro	3.308.271.039
Al Sector Público	24.688.482.201
Transferencias de Capital al Sector Público	17.882.612.079
A los Entes Descentralizados sin Fines Empresariales	9.932.612.079
Al Poder Municipal	7.950.000.000
Donaciones de Capital al Sector Público	6.805.870.122
A los Entes Descentralizados sin Fines Empresariales	3.349.510.473
Al Poder Municipal	3.456.359.649
C. Resultado Financiero: Superávit/(Déficit)	**7.691.101.275**
III. Cuenta Financiera	
A. Fuentes Financieras	**35.990.793.677**
Disminución de la Inversión Financiera	28.299.692.402
Disminución de Otros Activos Financieros	28.299.692.402
Disminución de Disponibilidades	14.149.231.750
Disminución de Bancos	14.149.231.750
Disminución de Cuentas por Cobrar a Corto Plazo	14.150.460.652
Disminución de Cuentas Comerciales por Cobrar	14.150.460.652
Superávit Financiero	7.691.101.275
B. Aplicaciones Financieras	**35.990.793.677**
Inversión Financiera	35.340.793.677
Compra de Acciones y Participaciones de Capital	250.000.000
Al Sector Privado	250.000.000
Concesión de Préstamos a Corto Plazo	35.090.793.677
Al Sector Privado	35.090.793.677
Disminución de Pasivos	650.000.000
Disminución de Cuentas y Efectos por Pagar	650.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	650.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	650.000.000

A0134

Fondo Intergubernamental para la Descentralización (FIDES)

FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN (FIDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Fondo Intergubernamental para la Descentralización (FIDES) para el ejercicio fiscal 2006, orienta su gestión hacia resultados sociales, en concordancia con los principios contenidos en la Constitución de la República Bolivariana de Venezuela, de donde surge, la misión de promover el proceso de descentralización y desarrollo del equilibrio territorial, a través de la transferencia de recursos financieros orientada a los Estados, Municipios y Comunidades Organizadas, a fin de obtener resultados en el sistema social y contribuir a la consolidación de un estado democrático, social, de derecho y de justicia, y con la visión de ser una organización de máxima eficiencia, eficacia y efectividad en el cumplimiento de sus obligaciones constitucionales y legales, soportada en un capital humano de excelencia, en el uso intensivo de tecnologías de información y comunicación, en una sinergia organizacional positiva y con total orientación de servicios a los ciudadanos.

COBERTURA DE LOS SERVICIOS

En tal sentido y en aras de cumplir con las premisas anteriores, el FIDES ha elaborado un presupuesto basado en estimular el desarrollo sustentable en las regiones, brindando, a través de sus proyectos, herramientas e instrumentos necesarios para alcanzar una inversión socialmente productiva, mejorar las capacidades tecno-políticas en la formulación de proyectos, por partes de las entidades y comunidades organizadas, así como, la implantación de la plataforma tecnológica que permita dar respuestas oportunas, efectivas y eficientes a las demandas de usuarios internos y externos y a su vez, brinde soporte a los procesos inherentes a la transferencia de los recursos del FIDES, garantizando el flujo transparente de información.

METAS

Para lograr los fines previstos en el año 2006, el FIDES espera alcanzar las siguientes metas: 4.851 solicitudes de proyectos, para su evaluación, análisis y aprobación; y 320 Talleres y Jornadas de Trabajo, con la finalidad de llevar hasta las regiones, toda la información relacionada con los programas que financia este organismo.

FINANCIAMIENTO

La estructura de ingresos para el año 2006, alcanza a la cantidad de Bs. 3.193.781,0 millones, derivados de las fuentes siguientes: Bs. 2.905.536,0 millones, que de acuerdo a la Ley serán transferidos por el Ejecutivo Nacional considerando la proporción del quince por ciento (15%), del total de ingreso real por recaudación del Impuesto al Valor Agregado (IVA); Bs.150.000,0 millones por concepto de intereses, Bs. 1.866,7 millones, por incremento de la depreciación y amortización acumulada y Bs. 136.378,3 millones por concepto de recursos financieros.

GASTOS

El presupuesto de gastos, estará orientado hacia la consecución de los objetivos estratégicos, por lo tanto, el FIDES debe invertir, en primer lugar, en el recurso humano que lo conforma, capacitándolo para asumir los nuevos retos, dentro de los que se pueden mencionar: asesorías, ponencias, asistencias técnicas y metodológicas, etc. En segundo lugar, los materiales, suministros y mercancías, los cuales deben garantizar el buen funcionamiento de la institución. Con respecto a los servicios no personales, se requiere que las unidades operativas cuenten con los servicios básicos indispensables, igualmente, el FIDES fortalecerá su presencia a través de visitas institucionales, supervisiones físicas y financieras de los proyectos y por supuesto, por medio de los talleres y seminarios que planifica impartir. En cuanto a los activos reales, la inversión esta dirigida a la plataforma tecnológica y adecuación de las oficinas recién adquiridas. Por último, en lo referente a la transferencias, se velará porque las aportaciones para financiar los proyectos aprobados por el Directorio Ejecutivo, se realicen de manera expedita.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.055.536.022.500**
Transferencias y Donaciones Corrientes	2.905.536.022.500
Del Sector Público	2.905.536.022.500
Transferencias Corrientes Internas Recibidas del Sector Público	2.905.536.022.500
De la República	2.905.536.022.500
Rentas de la Propiedad	150.000.000.000
Intereses	150.000.000.000
Intereses Internos	150.000.000.000
Intereses por Títulos-valores	150.000.000.000
Ingresos de Capital	**1.866.736.122**
Recursos Propios de Capital	1.866.736.122
Incremento de la Depreciación y Amortización Acumuladas	1.866.736.122
Fuentes Financieras	**136.378.283.268**
Disminucion de la Inversion Financiera	136.378.283.268
Disminución de Otros Activos Financieros	136.378.283.268
Disminución de Disponibilidades	131.306.728.513
Disminución de Caja	131.306.728.513
Disminución de Otros Activos Financieros Circulantes	5.063.998.627
Disminución de Otros Activos Financieros no Circulantes	7.556.128
TOTAL	**3.193.781.041.890**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**52.969.335.085**
Gastos de Consumo	51.723.331.448
Remuneraciones	34.382.558.952
Sueldos, Salarios y Otras Retribuciones	8.550.832.233
Beneficios y Complementos de Sueldos y Salarios	13.173.807.820
Aportes Patronales	1.119.290.715
Prestaciones Sociales y Otras Indemnizaciones	3.473.042.306
Asistencia Socioeconómica	7.495.585.878
Otros Gastos de Personal	570.000.000
Bienes y Servicios	12.642.118.729
Bienes de Consumo	2.801.564.867
Servicios no Personales	9.840.553.862
Impuestos Indirectos	2.831.917.645
Depreciación y Amortización	1.866.736.122
Transferencias y Donaciones Corrientes	1.246.003.637
Al Sector Privado	1.246.003.637
Transferencias Corrientes al Sector Privado	466.003.637
Directas a Personas	466.003.637
Jubilaciones y Otros Beneficios Asociados	466.003.637
Donaciones Corrientes al Sector Privado	780.000.000
Donaciones a Personas	780.000.000
Gastos de Capital	**2.990.811.706.805**
Inversion Real Directa	5.071.554.755
Formación Bruta de Capital Fijo	4.689.054.755
Maquinaria, Equipos y Otros Bienes Muebles	3.839.054.755
Construcciones de Bienes de Dominio Privado	850.000.000
Bienes Intangibles	382.500.000
Transferencias y Donaciones de Capital	2.985.740.152.050
Al Sector Público	2.985.740.152.050
Transferencias de Capital al Sector Público	2.985.740.152.050
Al Poder Estadal	1.794.558.631.230
Al Poder Municipal	1.191.181.520.820
Aplicaciones Financieras	**150.000.000.000**
Disminución de Pasivos	150.000.000.000
Disminución de Otros Pasivos	150.000.000.000
Disminución de Otros Pasivos a Corto Plazo	150.000.000.000
TOTAL	**3.193.781.041.890**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
23345	Consolidacion del Desarrollo Regional	Proyectos	4.851		17.228.566.420			17.228.566.420
23273	Fortalecimiento de las Capacidades Tecno-politicas en Apoyo a Entidades y Comunidades Organizadas	Talleres / Jornadas / Reuniones	320		3.174.778.666			3.174.778.666
23390	Desarrollo Tecnologico	Documentos	6.000		1.581.845.063			1.581.845.063
	TOTAL				21.985.190.149			21.985.190.149

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		20.779.619.354			20.779.619.354
02	Gestión Administrativa		2.883.550.832.351		266.999.396.399	3.150.550.228.750
03	Previsión y Protección Social		466.003.637			466.003.637
	TOTAL		2.904.796.455.342		266.999.396.399	3.171.795.851.741

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**321**	**9.466.027.559**
Directivo	38	2.243.169.280
Profesional y Técnico	188	6.021.672.039
Administrativo	58	829.115.293
Obrero	37	372.070.947
Personal Contratado	**120**	**1.744.653.925**
Profesional y Técnico	80	1.427.706.306
Administrativo	37	301.947.619
Obrero	3	15.000.000
TOTAL	**441**	**11.210.681.484**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**10**	**241.447.428**
Jubilado	10	241.447.428
TOTAL	**10**	**241.447.428**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	34.382.558.952
4.02	Materiales, Suministros y Mercancías	2.801.564.867
4.03	Servicios no Personales	12.672.471.507
4.04	Activos Reales	5.071.554.755
4.07	Transferencias y Donaciones	2.986.986.155.687
4.08	Otros Gastos	1.866.736.122
4.11	Disminución de Pasivos	150.000.000.000
	TOTAL	**3.193.781.041.890**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.055.536.022.500**
Transferencias y Donaciones Corrientes	2.905.536.022.500
Del Sector Público	2.905.536.022.500
Transferencias Corrientes Internas Recibidas del Sector Público	2.905.536.022.500
De la República	2.905.536.022.500
Rentas de la Propiedad	150.000.000.000
Intereses	150.000.000.000
Intereses Internos	150.000.000.000
Intereses por Títulos-valores	150.000.000.000
B. Gastos Corrientes	**52.969.335.085**
Gastos de Consumo	51.723.331.448
Remuneraciones	34.382.558.952
Sueldos, Salarios y Otras Retribuciones	8.550.832.233
Beneficios y Complementos de Sueldos y Salarios	13.173.807.820
Aportes Patronales	1.119.290.715
Prestaciones Sociales y Otras Indemnizaciones	3.473.042.306
Asistencia Socioeconómica	7.495.585.878
Otros Gastos de Personal	570.000.000
Bienes y Servicios	12.642.118.729
Bienes de Consumo	2.801.564.867
Servicios no Personales	9.840.553.862
Impuestos Indirectos	2.831.917.645
Depreciación y Amortización	1.866.736.122
Transferencias y Donaciones Corrientes	1.246.003.637
Al Sector Privado	1.246.003.637
Transferencias Corrientes al Sector Privado	466.003.637
Directas a Personas	466.003.637
Jubilaciones y Otros Beneficios Asociados	466.003.637
Donaciones Corrientes al Sector Privado	780.000.000
Donaciones a Personas	780.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**3.002.566.687.415**
II. Cuenta Capital	
A. Ingresos de Capital	**3.004.433.423.537**
Recursos Propios de Capital	3.004.433.423.537
Ahorro en la Cuenta Corriente	3.002.566.687.415
Incremento de la Depreciación y Amortización Acumuladas	1.866.736.122
B. Gastos de Capital	**2.990.811.706.805**
Inversion Real Directa	5.071.554.755
Formación Bruta de Capital Fijo	4.689.054.755
Maquinaria, Equipos y Otros Bienes Muebles	3.839.054.755
Construcciones de Bienes de Dominio Privado	850.000.000
Bienes Intangibles	382.500.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Transferencias y Donaciones de Capital	2.985.740.152.050
Al Sector Público	2.985.740.152.050
Transferencias de Capital al Sector Público	2.985.740.152.050
Al Poder Estadal	1.794.558.631.230
Al Poder Municipal	1.191.181.520.820
C. Resultado Financiero:Superávit/(Déficit)	**13.621.716.732**
III. Cuenta Financiera	
A. Fuentes Financieras	**150.000.000.000**
Disminución de la Inversión Financiera	136.378.283.268
Disminución de Otros Activos Financieros	136.378.283.268
Disminución de Disponibilidades	131.306.728.513
Disminución de Caja	131.306.728.513
Disminución de Otros Activos Financieros Circulantes	5.063.998.627
Disminución de Otros Activos Financieros no Circulantes	7.556.128
Superávit Financiero	13.621.716.732
B. Aplicaciones Financieras	**150.000.000.000**
Disminucion de Pasivos	150.000.000.000
Disminución de Otros Pasivos	150.000.000.000
Disminución de Otros Pasivos a Corto Plazo	150.000.000.000

A0183
Servicio Autónomo Sistema Nacional de
Adiestramiento (SNA)

SERVICIO AUTÓNOMO SISTEMA NACIONAL DE ADIESTRAMIENTO (SNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El objetivo fundamental del servicio, es coordinar el desarrollo y seguimiento de las políticas de capacitación, para lo cual propicia el empleo de la tecnología educativa y de la comunicación, a fin de prestar asistencia técnica y proveer programas de alta calidad, para el desarrollo de los recursos humanos al servicio del Estado.

En este sentido, coordina la ejecución de programas de adiestramiento de alta calidad, destinados a calificar y desarrollar al funcionario con el máximo de eficacia, capacitándolo para nuevas funciones derivadas de cambios organizacionales y del ordenamiento jurídico, así como para el desarrollo de actitudes y valores, asociados a la nueva cultura organizacional.

Para el año 2006, el Sistema Nacional de Adiestramiento estima dictar cursos y otras actividades pedagógicas, que generarán los recursos financieros necesarios, que permitirán al Servicio realizar una cobertura total de sus servicios, por lo que no requerirá aportes del ente de adscripción.

Dichos cursos y actividades didácticas, formarán funcionarios en las áreas requeridas para la actualización de la Ley del Estatuto de la Función Pública, optimización de la gestión pública, programa de capacitación a distancia de los funcionarios públicos y la ampliación de la cobertura de los servicios de adiestramiento a la Administración Pública Descentralizada.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**2.347.210.000**
Venta de Bienes y Servicios de las Administraciones Públicas	2.332.210.000
Venta de Bienes	42.350.000
Venta de Servicios	2.289.860.000
Rentas de la Propiedad	15.000.000
Intereses	15.000.000
Intereses Internos	15.000.000
Intereses por Depósitos	15.000.000
TOTAL	**2.347.210.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**2.157.660.000**
Gastos de Consumo	2.157.660.000
Remuneraciones	1.085.100.000
Sueldos, Salarios y Otras Retribuciones	1.085.100.000
Bienes y Servicios	1.072.560.000
Bienes de Consumo	498.465.000
Servicios no Personales	574.095.000
Gastos de Capital	**189.550.000**
Inversión Real Directa	189.550.000
Formación Bruta de Capital Fijo	189.550.000
Maquinaria, Equipos y Otros Bienes Muebles	189.550.000
TOTAL	**2.347.210.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Fortalecimiento de las relaciones estado sociedad en el nuevo marco constitucional	Participante	3.500	534.380.000				534.380.000
002	Fortalecimiento institucional para la nueva etapa del proyecto nacional bolivariano	Persona	3.500	429.780.000				429.780.000
003	Promotores del cambio	Persona	3.000	474.050.000				474.050.000
004	Profundización del desarrollo integral de la función pública	Funcionario	6.000	851.650.000				851.650.000
	TOTAL			2.289.860.000				2.289.860.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	30.600.000				30.600.000
02	Gestión Administrativa	26.750.000				26.750.000
	TOTAL	57.350.000				57.350.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Contratado	**94**	**1.085.100.000**
Profesional y Técnico	19	166.000.000
Administrativo	7	9.000.000
Docente	58	778.100.000
De Investigación	10	132.000.000
TOTAL	**94**	**1.085.100.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.085.100.000
4.02	Materiales, Suministros y Mercancías	498.465.000
4.03	Servicios no Personales	574.095.000
4.04	Activos Reales	189.550.000
	TOTAL	**2.347.210.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.347.210.000**
Venta de Bienes y Servicios de las Administraciones Públicas	2.332.210.000
Venta de Bienes	42.350.000
Venta de Servicios	2.289.860.000
Rentas de la Propiedad	15.000.000
Intereses	15.000.000
Intereses Internos	15.000.000
Intereses por Depósitos	15.000.000
B. Gastos Corrientes	**2.157.660.000**
Gastos de Consumo	2.157.660.000
Remuneraciones	1.085.100.000
Sueldos, Salarios y Otras Retribuciones	1.085.100.000
Bienes y Servicios	1.072.560.000
Bienes de Consumo	498.465.000
Servicios no Personales	574.095.000
C. Resultado Económico: Ahorro / (Desahorro)	**189.550.000**
II. Cuenta Capital	
A. Ingresos de Capital	**189.550.000**
Recursos Propios de Capital	189.550.000
Ahorro en la Cuenta Corriente	189.550.000
B. Gastos de Capital	**189.550.000**
Inversión Real Directa	189.550.000
Formación Bruta de Capital Fijo	189.550.000
Maquinaria, Equipos y Otros Bienes Muebles	189.550.000
C. Resultado Financiero: Equilibrado	

A0198
Instituto Nacional de Estadística (INE)

INSTITUTO NACIONAL DE ESTADÍSTICA (INE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El presupuesto del Instituto para el año 2006, se formuló de acuerdo a las siguientes premisas:

- Continuar el esfuerzo de asumir progresivamente las competencias establecidas en la Ley de la Función Pública de Estadística.

- Cumplir con el apoyo y seguimiento a las misiones, así como a la evaluación del impacto que ellas generan en la población.

- Fortalecer las gerencias estadales para que puedan cumplir sus nuevas atribuciones y funciones como son: dirigir y coordinar los comités de estadísticas estadales y municipales, el plan estadístico estadal y municipal, apoyo a las misiones en su ámbito de actuación, producción de estadísticas propias del INE, entre otras.

- Consolidar la nueva estructura organizativa y de personal aprobada por el Ministro de Planificación y Desarrollo, a objeto de culminar la transformación de la administración central (OCEI) a descentralizada (Instituto Autónomo con personalidad jurídica y patrimonio propio distinto e independiente de la República).

- Adecuar, ampliar, actualizar y modernizar la plataforma tecnológica y comunicacional del Instituto, para posibilitar la interconexión de las sedes estadales con el nivel central, así como con el resto de los entes públicos mediante la Red Platino.

- Culminar con el proceso de regularización de la situación del personal contratado en la Institución, de acuerdo a las disposiciones contenidas en la Ley del Estatuto de la Función Publica, personal que tiene en promedio mas de tres años en esta situación y amplia experiencia en las actividades que realizan, para el cual el Instituto ha realizado inversiones significativas en su formación.

- Dar cumplimiento a los beneficios socio-económicos integrales de los trabajadores del Instituto, de conformidad con la normativa legal que rige la materia.

- Adecuar la nueva sede central del Instituto, mantener los bienes patrimoniales y garantizar los servicios básicos para su funcionamiento.

El carácter público de la información que maneja el Instituto, limita la obtención de recursos propios, lo que implica que la fuente principal de financiamiento para sostener la operatividad de la Institución en este presupuesto provenga en su mayor porcentaje del aporte del Ejecutivo Nacional, el cual asciende a Bs. 55.061.432.359.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**55.576.432.359**
Transferencias y Donaciones Corrientes	55.061.432.359
Del Sector Público	55.061.432.359
Transferencias Corrientes Internas Recibidas del Sector Público	55.061.432.359
De la República	55.061.432.359
Venta de Bienes y Servicios de las Administraciones Públicas	415.000.000
Venta de Servicios	415.000.000
Rentas de la Propiedad	100.000.000
Intereses	100.000.000
Intereses Internos	100.000.000
Intereses por Depósitos	100.000.000
Ingresos de Capital	**800.000.000**
Recursos Propios de Capital	800.000.000
Incremento de la Depreciación y Amortización Acumuladas	800.000.000
Fuentes Financieras	**806.989.973**
Disminución de la Inversión Financiera	806.989.973
Disminución de Otros Activos Financieros	806.989.973
Disminución de Disponibilidades	806.989.973
Disminución de Caja	806.989.973
TOTAL	**57.183.422.332**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**53.364.557.831**
Gastos de Consumo	50.681.257.771
Remuneraciones	40.327.000.000
Sueldos, Salarios y Otras Retribuciones	14.342.957.257
Beneficios y Complementos de Sueldos y Salarios	12.076.427.841
Aportes Patronales	4.735.446.016
Prestaciones Sociales y Otras Indemnizaciones	4.287.031.695
Asistencia Socioeconómica	3.750.484.849
Otros Gastos de Personal	1.134.652.342
Bienes y Servicios	9.554.257.771
Bienes de Consumo	1.916.576.170
Servicios no Personales	7.637.681.601
Depreciación y Amortización	800.000.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Transferencias y Donaciones Corrientes	2.683.300.060
Al Sector Privado	2.683.300.060
Transferencias Corrientes al Sector Privado	2.683.300.060
Directas a Personas	2.683.300.060
Pensiones y Otros Beneficios Asociados	608.972.714
Jubilaciones y Otros Beneficios Asociados	2.074.327.346
Gastos de Capital	**2.845.864.501**
Inversión Real Directa	2.845.864.501
Formación Bruta de Capital Fijo	2.845.864.501
Maquinaria, Equipos y Otros Bienes Muebles	612.864.501
Construcciones de Bienes de Dominio Privado	2.233.000.000
Aplicaciones Financieras	**973.000.000**
Disminución de Pasivos	973.000.000
Disminución de Cuentas y Efectos por Pagar	973.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	973.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	973.000.000
TOTAL	**57.183.422.332**

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
23666	Formulación, ejecución y seguimiento del Plan Estadístico Nacional y sus respectivos planes anuales	Documento	1		2.102.546.703			2.102.546.703
23732	Encuesta de hogares por muestreo	Informe Técnico	18		4.025.102.699			4.025.102.699
23761	Índice de precios al consumidor nacional	Informe Estadístico	12		1.307.691.046			1.307.691.046
23783	Mapa de las misiones	Sistema	1		238.024.501			238.024.501
23798	Consolidación y fortalecimiento de los comités de coordinación estadística para la articulación del sistema estadístico nacional, central, estadal y municipal	Acta	44		1.974.954.342			1.974.954.342
23820	Modernización de la georeferenciación de las estadísticas del sistema estadístico nacional	Informe Técnico	1		2.200.075.751			2.200.075.751
23893	Encuesta de seguimiento al consumo	Informe Estadístico	2		891.503.277			891.503.277
23920	Censo 2010	Informe Estadístico	4		473.009.018			473.009.018
23940	Estadísticas del sector manufacturero	Informe Estadístico	4		2.217.249.589			2.217.249.589
23959	Estadísticas vitales	Informe Estadístico	8		2.271.470.598			2.271.470.598
24050	Comercio exterior de bienes	Informe Estadístico	12		2.249.393.157			2.249.393.157

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
24054	Proyecto servicio de atención al usuario	Unidad	10.000		1.773.553.387			1.773.553.387
24063	Construcción y mantenimiento de marcos y directorios	Documento	6		607.243.367			607.243.367
24077	Coordinación e institucionalización de la metodología de micro áreas municipales para zonas urbanas y rurales	Documento	24		1.092.013.723			1.092.013.723
24114	Indicadores de condiciones de vida	Informe Estadístico	3		179.148.395			179.148.395
24138	Proyecto de Productos Impresos	Publicación	2.162.631		1.602.222.792			1.602.222.792
24179	Observatorios sociales: estrategias para la microplanificación, la participación popular y la contraloría social de políticas públicas	Beneficio Social	48		664.623.203			664.623.203
24336	Red Platino	Plataforma / Equipo	30		1.015.484.409			1.015.484.409
24413	Fortalecimiento de la actividad estadística local para la planificación de políticas publicas estadales y municipales	Proyecto	1		1.098.673.734			1.098.673.734
24479	Proyecto productos electrónicos	Unidad	14.870		407.464.336			407.464.336
24491	Desarrollo de competencias y capacidades para la producción estadística de los subsistemas central, estadal y municipal	Capacitación	375		337.120.335			337.120.335
24507	Proyecto de comercialización y distribución	Unidad	10.000		340.199.166			340.199.166

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
24520	Sistema de indicadores de salud	Sistema	1		194.189.152			194.189.152
24523	Estadísticas de turismo	Informe Estadístico	4		573.407.476			573.407.476
24527	Estadísticas del sector primario	Informe Estadístico	4		356.163.182			356.163.182
24532	Elaboración de un sistema de normas estadísticas	Informe Estadístico	4		135.499.618			135.499.618
24557	Sistematización de la información demográfica	Web-site	25		303.098.722			303.098.722
24588	Control de calidad	Documento	10		227.554.860			227.554.860
24613	Sistema integrado censo-hogares	Documento	4		209.314.468			209.314.468
24642	Diseños maestrales	Documento	9		180.587.496			180.587.496
24671	Índice de calidad ambiental	Informe Estadístico	4		212.274.151			212.274.151
24729	Investigación y técnicas estadísticas	Documento	5		89.161.364			89.161.364
24750	Proyecciones de población	Publicación	26		113.865.441			113.865.441
24765	Censo de las comunidades indígenas	Publicación	25		82.016.417			82.016.417
24810	Sistema de indicadores de educación	Sistema	1		114.502.765			114.502.765
24247	Indicadores demográficos	Publicación	8		254.237.406			254.237.406
23861	Encuesta nacional de presupuestos familiares	Informe	1		111.000.000			111.000.000
24452	Encuesta de turismo interno	Sistema	1	365.040.230				365.040.230
	TOTAL			**365.040.230**	**32.225.640.046**			**32.590.680.276**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		10.389.020.859			10.389.020.859
02	Gestión Administrativa	806.989.973	9.763.471.394		949.959.770	11.520.421.137
03	Previsión y Protección Social		2.683.300.060			2.683.300.060
	TOTAL	**806.989.973**	**22.835.792.313**		**949.959.770**	**24.592.742.056**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.213**	**13.372.742.421**
Directivo	147	3.279.550.794
Profesional y Técnico	576	6.169.156.113
Administrativo	341	2.634.341.126
Docente	5	61.922.236
Médico	1	10.206.885
Obrero	143	1.217.565.267
Personal Contratado	**100**	**714.920.244**
Directivo	14	169.319.892
Profesional y Técnico	86	545.600.352
TOTAL	**1.313**	**14.087.662.665**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**211**	**1.235.854.208**
Jubilado	161	997.653.076
Pensionado	50	238.201.132
Obrero	**33**	**183.842.539**
Jubilado	20	95.799.288
Pensionado	13	88.043.251
TOTAL	**244**	**1.419.696.747**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	40.327.000.000
4.02	Materiales, Suministros y Mercancías	1.916.576.170
4.03	Servicios no Personales	7.637.681.601
4.04	Activos Reales	2.845.864.501
4.07	Transferencias y Donaciones	2.683.300.060
4.08	Otros Gastos	800.000.000
4.11	Disminución de Pasivos	973.000.000
	TOTAL	**57.183.422.332**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**55.576.432.359**
Transferencias y Donaciones Corrientes	55.061.432.359
Del Sector Público	55.061.432.359
Transferencias Corrientes Internas Recibidas del Sector Público	55.061.432.359
De la República	55.061.432.359
Recursos Ordinarios	55.061.432.359
Venta de Bienes y Servicios de las Administraciones Públicas	415.000.000
Venta de Servicios	415.000.000
Rentas de la Propiedad	100.000.000
Intereses	100.000.000
Intereses Internos	100.000.000
Intereses por Depósitos	100.000.000
B. Gastos Corrientes	**53.364.557.831**
Gastos de Consumo	50.681.257.771
Remuneraciones	40.327.000.000
Sueldos, Salarios y Otras Retribuciones	14.342.957.257
Beneficios y Complementos de Sueldos y Salarios	12.076.427.841
Aportes Patronales	4.735.446.016
Prestaciones Sociales y Otras Indemnizaciones	4.287.031.695
Asistencia Socioeconómica	3.750.484.849
Otros Gastos de Personal	1.134.652.342
Bienes y Servicios	9.554.257.771
Bienes de Consumo	1.916.576.170
Servicios no Personales	7.637.681.601
Depreciación y Amortización	800.000.000
Transferencias y Donaciones Corrientes	2.683.300.060
Al Sector Privado	2.683.300.060
Transferencias Corrientes al Sector Privado	2.683.300.060
Directas a Personas	2.683.300.060
Pensiones y Otros Beneficios Asociados	608.972.714
Jubilaciones y Otros Beneficios Asociados	2.074.327.346
C. Resultado Económico: Ahorro / (Desahorro)	**2.211.874.528**
II. Cuenta Capital	
A. Ingresos de Capital	**3.011.874.528**
Recursos Propios de Capital	3.011.874.528
Ahorro en la Cuenta Corriente	2.211.874.528
Incremento de la Depreciación y Amortización Acumuladas	800.000.000
B. Gastos de Capital	**2.845.864.501**
Inversión Real Directa	2.845.864.501
Formación Bruta de Capital Fijo	2.845.864.501
Maquinaria, Equipos y Otros Bienes Muebles	612.864.501
Construcciones de Bienes de Dominio Privado	2.233.000.000
C. Resultado Financiero: Superávit / (Déficit)	**166.010.027**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**973.000.000**
Disminución de la Inversión Financiera	806.989.973
Disminución de Otros Activos Financieros	806.989.973
Disminución de Disponibilidades	806.989.973
Disminución de Caja	806.989.973
Superávit Financiero	166.010.027
B. Aplicaciones Financieras	**973.000.000**
Disminución de Pasivos	973.000.000
Disminución de Cuentas y Efectos por Pagar	973.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	973.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	973.000.000

A0210
Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS)

CORPORACIÓN PARA LA RECUPERACIÓN Y DESARROLLO DEL ESTADO VARGAS (CORPOVARGAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Corporación para la Recuperación y Desarrollo del Estado Vargas (CORPOVARGAS), fue creada mediante Ley promulgada por la Comisión Legislativa Nacional Publicada en la Gaceta Oficial N° 36.968 de fecha 08-06-2000, donde se establece como objetivo principal de esta Corporación la de promover, ejecutar, financiar y coordinar proyectos y programas de naturaleza físico-ambientar, económico y social para la recuperación del Estado Vargas, cuyo territorio fue afectado por la catástrofe natural ocurrida en diciembre de 1.999.

FINANCIAMIENTO

La Corporación para la Recuperación y Desarrollo del Estado Vargas contará para el año 2006, con un presupuesto de ingresos por la cantidad de Bs. 145.815,7 millones, provenientes de las siguientes fuentes: Bs. 15.992,2 millones por Endeudamiento para financiar proyectos en el 2006; Bs. 6.478,1 millones provenientes del Convenio con la Comunidad Europea, Aporte Comunitario; Bs. 6.349,9 millones del Ejecutivo Nacional; Bs. 17.563,4 millones por Disminución de Caja y Bancos; Bs. 25,9 millones por disminución de inversiones temporales; Bs. 97.217,7 millones por disminución de anticipos a contratistas; Bs. 1.836,3 millones de Intereses generados por colocaciones bancarias y Bs. 352,2 millones de incremento de la depreciación acumulada.

GASTOS

Para el ejercicio fiscal 2006, la política de la Corporación estará centrada en darle continuidad a los programas y proyectos de inversión previstos para el estado Vargas, dentro de los lineamientos del Plan de Desarrollo nacional 2003 – 2007.

Con los créditos presupuestarios contenidos en este presupuesto, se espera dar financiamiento a la misión y visión de la institución, y los mismos estarán orientados a la ejecución de los siguientes proyectos: i) Reconstrucción de las Obras de Control de Torrentes de la Cuenca del Río San Julián; ii) Prevención de Desastres en el Estado Vargas; iii) Reconstrucción Social en el Estado Vargas (Convenio Europeo - República Bolivariana de Venezuela); iv) Plan Vargas v) Obras de Prevención de Riesgos; v) Vivienda y Desarrollo Agroecológico (Vida); vi) Construcción de Viviendas y Obras Conexas; vii) Obras no Contempladas en el Programa de Cooperación Financiera Hispano - Venezolana y viii) Obras de Protección Costera, entre otras, con las cuales se estará la recuperación, desarrollo económico y social del Estado Vargas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**8.186.214.361**
Transferencias y Donaciones Corrientes	6.349.921.981
Del Sector Público	6.349.921.981
Transferencias Corrientes Internas Recibidas del Sector Público	6.349.921.981
De la República	6.349.921.981
Rentas de la Propiedad	1.836.292.380
Intereses	1.836.292.380
Intereses Internos	1.836.292.380
Intereses por Títulos-valores	1.836.292.380
Ingresos de Capital	**22.822.452.611**
Recursos Propios de Capital	352.200.000
Incremento de la Depreciación y Amortización Acumuladas	352.200.000
Transferencias y Donaciones de Capital	22.470.252.611
Transferencias de Capital Recibidas del Sector Público	15.992.157.950
De la República (Proyecto por Endeudamiento 2006)	15.992.157.950
Del Sector Externo	6.478.094.661
Transferencias de Capital Recibidas del Exterior	6.478.094.661
De Gobiernos Extranjeros	6.478.094.661
Fuentes Financieras	**114.806.987.091**
Disminución de la Inversión Financiera	114.806.987.091
Disminución de Otros Activos Financieros	114.806.987.091
Disminución de Disponibilidades	17.589.230.496
Disminución de Bancos	17.563.365.671
Disminución de Inversiones Temporales	25.864.825
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	97.217.756.595
Disminución de Anticipos a Contratistas por Contratos de Mediano y Largo Plazo	97.217.756.595
TOTAL	**145.815.654.063**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**16.534.188.723**
Gastos de Consumo	15.367.859.604
Remuneraciones	5.671.783.563
Sueldos, Salarios y Otras Retribuciones	4.147.098.553
Aportes Patronales	405.582.422
Prestaciones Sociales y Otras Indemnizaciones	537.783.335
Asistencia Socioeconómica	581.319.253
Bienes y Servicios	9.343.876.041
Bienes de Consumo	1.882.749.096
Servicios no Personales	7.461.126.945
Depreciación y Amortización	352.200.000
Transferencias y Donaciones Corrientes	1.166.329.119
Al Sector Privado	250.983.600
Donaciones Corrientes al Sector Privado	250.983.600
Donaciones a Personas	250.983.600
Al Sector Público	150.000.000
Transferencias Corrientes al Sector Público	150.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	150.000.000
Al Sector Externo	765.345.519
Transferencias Corrientes al Exterior	765.345.519
A Gobiernos Extranjeros	765.345.519
Gastos de Capital	**112.981.528.855**
Inversión Real Directa	112.981.528.855
Formación Bruta de Capital Fijo	112.981.528.855
Maquinaria, Equipos y Otros Bienes Muebles	479.968.152
Construcciones de Bienes de Dominio Público	112.501.560.703
Aplicaciones Financieras	**16.299.936.485**
Inversión Financiera	11.114.669
Incremento de Otros Activos Financieros no Circulantes	11.114.669
Disminución de Pasivos	16.288.821.816
Disminución de Cuentas y Efectos por Pagar	16.288.821.816
Disminución de Cuentas y Efectos por Pagar a Mediano 'y Largo Plazo	114.439.857
Disminución de Cuentas por Pagar a Contratistas a Mediano y Largo Plazo	114.439.857
Disminución de Otras Cuentas y Efectos por Pagar	16.174.381.959
Disminución de Otras Cuentas por Pagar a Corto Plazo	16.174.381.959
TOTAL	**145.815.654.063**

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Reconstrucción de las Obras de Control de Torrentes de la Cuenca del Río San Julián (Programa de Cooperación Financiera Hispano Venezolano). Proyecto por Endeudamiento 2006	Obra	4		15.992.157.950		9.180.121.384	25.172.279.334
02	Prevención de Desastres en el Estado Vargas (Convenio Europeo- Republica Bolivariana de Venezuela)	Obra	14				2.211.635.847	2.211.635.847
03	Reconstrucción Social en el Estado Vargas (convenio Europeo-republica Bolivariana de Venezuela)	Obra	9				8.808.095.828	8.808.095.828
04	Plan Vargas. Obras de Prevención de Riesgos	Obra	30				53.981.172.526	53.981.172.526
05	Vivienda y Desarrollo Agroecológico \"vida\". Convenio Cuba- Venezuela. Minep, Inder, Corpovargas	Proyecto	2				5.589.773.678	5.589.773.678
06	Construcción de Viviendas y Obras Conexas	Vivienda	115				9.260.272.711	9.260.272.711
07	Obras no Contempladas en el Programa de Cooperación Financiera Hispano- Venezolano	Obra	3				3.680.000.000	3.680.000.000
08	Obras de Protección Costera	Obra	4				4.752.908.884	4.752.908.884
	TOTAL				15.992.157.950		97.463.980.858	113.456.138.808

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod.	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		5.171.491.363			5.171.491.363
02	Gestión Administrativa	1.836.292.380	1.178.430.618		24.173.300.894	27.188.023.892
	TOTAL	1.836.292.380	6.349.921.981		24.173.300.894	32.359.515.255

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**10**	**820.130.815**
Directivo	10	820.130.815
Personal Contratado	**92**	**1.375.790.390**
Profesional y Técnico	55	1.026.027.220
Administrativo	21	254.118.370
Obrero	16	95.644.800
TOTAL	**102**	**2.195.921.205**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	5.671.783.563
4.02	Materiales, Suministros y Mercancías	1.882.749.096
4.03	Servicios no Personales	7.461.126.945
4.04	Activos Reales	112.981.528.855
4.05	Activos Financieros	11.114.669
4.07	Transferencias y Donaciones	1.166.329.119
4.08	Otros Gastos	352.200.000
4.11	Disminución de Pasivos	16.288.821.816
	TOTAL	**145.815.654.063**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.186.214.361**
Transferencias y Donaciones Corrientes	6.349.921.981
Del Sector Público	6.349.921.981
Transferencias Corrientes Internas Recibidas del Sector Público	6.349.921.981
De la República	6.349.921.981
Rentas de la Propiedad	1.836.292.380
Intereses	1.836.292.380
Intereses Internos	1.836.292.380
Intereses por Títulos-valores	1.836.292.380

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos Corrientes	**16.534.188.723**
Gastos de Consumo	15.367.859.604
Remuneraciones	5.671.783.563
Sueldos, Salarios y Otras Retribuciones	4.147.098.553
Aportes Patronales	405.582.422
Prestaciones Sociales y Otras Indemnizaciones	537.783.335
Asistencia Socioeconómica	581.319.253
Bienes y Servicios	9.343.876.041
Bienes de Consumo	1.882.749.096
Servicios no Personales	7.461.126.945
Depreciación y Amortización	352.200.000
Transferencias y Donaciones Corrientes	1.166.329.119
Al Sector Privado	250.983.600
Donaciones Corrientes al Sector Privado	250.983.600
Donaciones a Personas	250.983.600
Al Sector Público	150.000.000
Transferencias Corrientes al Sector Público	150.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	150.000.000
Al Sector Externo	765.345.519
Transferencias Corrientes al Exterior	765.345.519
A Gobiernos Extranjeros	765.345.519
C. Resultado Económico: Ahorro/(Desahorro)	**(8.347.974.362)**
II. Cuenta Capital	
A. Ingresos de Capital	**14.474.478.249**
Recursos Propios de Capital	(7.995.774.362)
Desahorro en la Cuenta Corriente	(8.347.974.362)
Incremento de la Depreciación y Amortización Acumuladas	352.200.000
Transferencias y Donaciones de Capital	22.470.252.611
Transferencias de Capital Recibidas del Sector Público	15.992.157.950
De la República	15.992.157.950
Reconstrucción de las Obras de Control de Torrentes de la Cuenca del Río San Julián (Programa de Cooperación Financiera Hispano Venezolano). Proyecto por Endeudamiento 2006	
Del Sector Externo	6.478.094.661
Transferencias de Capital Recibidas del Exterior	6.478.094.661
De Gobiernos Extranjeros	6.478.094.661
B. Gastos de Capital	**112.981.528.855**
Inversión Real Directa	112.981.528.855
Formación Bruta de Capital Fijo	112.981.528.855
Maquinaria, Equipos y Otros Bienes Muebles	479.968.152
Construcciones de Bienes de Dominio Público	112.501.560.703
C. Resultado Financiero: Superávit/(Déficit)	**(98.507.050.606)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**114.806.987.091**
Disminución de la Inversión Financiera	114.806.987.091
Disminución de Otros Activos Financieros	114.806.987.091
Disminución de Disponibilidades	17.589.230.496
Disminución de Bancos	17.563.365.671
Disminución de Inversiones Temporales	25.864.825
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	97.217.756.595
Disminución de Anticipos a Contratistas por Contratos de Mediano y Largo P.	97.217.756.595
B. Aplicaciones Financieras	**114.806.987.091**
Inversión Financiera	11.114.669
Incremento de Otros Activos Financieros no Circulantes	11.114.669
Disminución de Pasivos	16.288.821.816
Disminución de Cuentas y Efectos por Pagar	16.288.821.816
Disminución de Cuentas y Efectos por Pagar a Mediano 'y Largo Plazo	114.439.857
Disminución de Cuentas por Pagar a Contratistas a Mediano y Largo Plazo	114.439.857
Disminución de Otras Cuentas y Efectos por Pagar	16.174.381.959
Disminución de Otras Cuentas por Pagar a Corto Plazo	16.174.381.959
Déficit Financiero	98.507.050.606

A0312

Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)

FUNDACIÓN PARA EL DESARROLLO DE LA REGIÓN CENTRO OCCIDENTAL DE VENEZUELA (FUDECO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO), es un organismo técnico creado en octubre de 1964, funciona bajo la tutela del Ministerio de Planificación y Desarrollo, y su gestión institucional se extiende, primordialmente, a los estados Cojedes, Falcón, Lara, Portuguesa y Yaracuy.

Su política institucional consiste en impulsar el desarrollo económico y social sustentable de la referida región, a través de la promoción de sus potencialidades y oportunidades. Por tal motivo, se ha propuesto continuar no sólo con la realización de estudios y proyectos que propicien el bienestar social y la calidad de vida del colectivo, sino también elevar la capacidad de gestión de las organizaciones públicas y privadas, al ofrecerles centros de información documental, estadística y regional, asesorías y cursos de capacitación, como fuentes permanentes y dinámicas para el conocimiento.

Dentro de este contexto, el presupuesto de recursos de la Fundación para el ejercicio fiscal 2006, alcanza la cantidad de Bs. 5.426,8 millones, y estará constituido por un aporte del Ejecutivo Nacional a través del Ministerio de Planificación y Desarrollo de Bs. 4.482,8 millones (82,6%), Bs. 823,0 millones (15,2%) por los servicios de impresión, asesorías y cursos de capacitación, entre otros; y Bs. 121,0 millones (2,2%) de incremento de la depreciación y amortización acumuladas.

Como puede apreciarse, los recursos propios apenas constituyen el 17,4% del presupuesto, mientras que el 82,6% restante, se sustenta en el aporte del Ejecutivo Nacional, cuyo monto representa la principal fuente de ingresos con que cuenta dicho organismo para llevar a cabo las líneas de trabajo inherentes a su rol como organismo de desarrollo regional.

El presupuesto de egresos asciende a Bs. 5.426,8 millones, donde los gastos corrientes totalizan Bs. 5.213,6 millones, orientados, fundamentalmente, al pago de las remuneraciones del personal activo y jubilado, lo cual se atribuye a su condición de organismo dedicado a la planificación, investigación, capacitación, asesoría y centro regional de información; los de capital Bs. 92,2 millones por la adquisición de maquinarias, equipos y otros bienes muebles y, las aplicaciones financieras Bs. 121,0 millones, producto del incremento de los fondos depositados en instituciones financieras bancarias.

Por último, es importante señalar que el Presupuesto de la Fundación para el ejercicio 2006, se formuló con base a la nueva técnica del presupuesto por proyectos, razón por la cual el 42,3% (Bs. 2.297,4 millones), se orientará a la ejecución de 11 proyectos, entre los cuales se destacan: Generación y Divulgación de Información y Conocimiento sobre la Región Centro Occidental de Venezuela, Gestión del Plan Estratégico para el Desarrollo Endógeno de la Zona Sisalera, Capacitación del Recurso Humano del Sector Público y la Comunidad Organizada en la Región Centro Occidental de Venezuela y, los Programas de Acuicultura y Pesca, Agrícola Vegetal, así como el de Ganadería de Doble Propósito en la Zona Especial de Desarrollo Endógeno Sustentable el Baúl - Turén, entre otros; mientras que el 57,7% restante (Bs. 3.129,4 millones), a las acciones centralizadas, las cuales representan los gastos de funcionamiento de la institución, las erogaciones que no fueron posibles asociarlas a un único proyecto y, a la cancelación de los beneficios para el personal jubilado y pensionado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**5.305.825.609**
Transferencias y Donaciones Corrientes	4.482.825.609
Del Sector Público	4.482.825.609
Transferencias Corrientes Internas Recibidas del Sector Público	4.482.825.609
De la República	4.482.825.609
Venta de Bienes y Servicios de las Administraciones Publicas	823.000.000
Venta de Servicios	823.000.000
Ingresos de Capital	**121.000.000**
Recursos Propios de Capital	121.000.000
Incremento de la Depreciación y Amortización Acumuladas	121.000.000
TOTAL	**5.426.825.609**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**5.213.620.221**
Gastos de Consumo	4.300.520.918
Remuneraciones	3.366.872.252
Sueldos, Salarios y Otras Retribuciones	873.076.680
Beneficios y Complementos de Sueldos y Salarios	1.035.593.911
Aportes Patronales	326.593.669
Prestaciones Sociales y Otras Indemnizaciones	298.970.940
Asistencia Socioeconómica	832.637.052
Bienes y Servicios	812.648.666
Bienes de Consumo	268.795.296
Servicios no Personales	543.853.370
Depreciación y Amortización	121.000.000
Transferencias y Donaciones Corrientes	913.099.303
Al Sector Privado	913.099.303
Transferencias Corrientes al Sector Privado	913.099.303
Directas a Personas	913.099.303
Pensiones y Otros Beneficios Asociados	176.566.050
Jubilaciones y Otros Beneficios Asociados	736.533.253

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**92.205.388**
Inversión Real Directa	92.205.388
Formación Bruta de Capital Fijo	92.205.388
Maquinaria, Equipos y Otros Bienes Muebles	92.205.388
Aplicaciones Financieras	**121.000.000**
Inversión Financiera	121.000.000
Incremento de Otros Activos Financieros	121.000.000
Incremento de Disponibilidades	121.000.000
Incremento de Bancos	121.000.000
TOTAL	**5.426.825.609**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0000001	Generación y Divulgación de Información y Conocimiento sobre la Región Centro Occidental de Venezuela.	Dossier	76		468.081.318			468.081.318
0000002	Apoyo a la Gestión de Planes, Programas y Proyectos de la Región Centro Occidental de Venezuela.	Beneficiario	50		297.197.667			297.197.667
0000003	Fortalecimiento de las Instancias de Planificación y Participación Ciudadana en la Región Centro Occidental de Venezuela.	Entidad Fortalecida	20		180.137.772			180.137.772
0000004	Transferencia de Tecnología para el Cultivo Sustentable del Café, asociado con Nuez de Macadamia.	Beneficiario	170		479.574.165			479.574.165
0000005	Gestión del Plan Estratégico para el Desarrollo Endógeno de la Zona Sisalera.	Beneficiario	60		100.616.067			100.616.067
0000006	Capacitación del Recurso Humano del Sector Público y la Comunidad Organizada en la Región Centro Occidental de Venezuela.	Persona	355		239.551.913			239.551.913
0000007	Fortalecimiento de las Capacidades Técnicas y Gerenciales Institucionales.	Beneficiario	55		104.195.085			104.195.085
0000008	Programa de Ganadería Doble Propósito, Zona Especial de Desarrollo Endógeno Sustentable el Baúl - Turén.	Asistencia Técnica	80		126.629.983			126.629.983
0000009	Programa Agrícola Vegetal, Zona Especial de Desarrollo Endógeno Sustentable el Baúl - Turén.	Beneficiario	30		106.332.787			106.332.787
0000010	Programa de Acuicultura y Pesca, Zona Especial de Desarrollo Endógeno el Baúl - Turén	Proyecto	10		112.831.861			112.831.861
0000011	Infocentro	Usuario Atendido	24.000		82.267.618			82.267.618
	TOTAL				2.297.416.236			2.297.416.236

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.317.104.682			1.317.104.682
02	Gestión Administrativa	899.205.388				899.205.388
03	Previsión y Protección Social	44.794.612	868.304.691			913.099.303
	TOTAL	944.000.000	2.185.409.373			3.129.409.373

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**103**	**912.066.270**
Directivo	10	191.336.921
Profesional y Técnico	52	517.382.437
Administrativo	23	115.650.672
Obrero	18	87.696.240
Personal Contratado	**15**	**70.000.000**
Obrero	15	70.000.000
TOTAL	**118**	**982.066.270**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**38**	**289.498.308**
Jubilado	38	289.498.308
Obrero	**12**	**53.460.000**
Pensionado	12	53.460.000
TOTAL	**50**	**342.958.308**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.366.872.252
4.02	Materiales, Suministros y Mercancías	268.795.296
4.03	Servicios no Personales	543.853.370
4.04	Activos Reales	92.205.388
4.05	Activos Financieros	121.000.000
4.07	Transferencias y Donaciones	913.099.303
4.08	Otros Gastos	121.000.000
	TOTAL	**5.426.825.609**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.305.825.609**
Transferencias y Donaciones Corrientes	4.482.825.609
Del Sector Público	4.482.825.609
Transferencias Corrientes Internas Recibidas del Sector Público	4.482.825.609
De la República	4.482.825.609
Venta de Bienes y Servicios de las Administraciones Públicas	823.000.000
Venta de Servicios	823.000.000
B. Gastos Corrientes	**5.213.620.221**
Gastos de Consumo	4.300.520.918
Remuneraciones	3.366.872.252
Sueldos, Salarios y Otras Retribuciones	873.076.680
Beneficios y Complementos de Sueldos y Salarios	1.035.593.911
Aportes Patronales	326.593.669
Prestaciones Sociales y Otras Indemnizaciones	298.970.940
Asistencia Socioeconómica	832.637.052
Bienes y Servicios	812.648.666
Bienes de Consumo	268.795.296
Servicios no Personales	543.853.370
Depreciación y Amortización	121.000.000
Transferencias y Donaciones Corrientes	913.099.303
Al Sector Privado	913.099.303
Transferencias Corrientes al Sector Privado	913.099.303
Directas a Personas	913.099.303
Pensiones y Otros Beneficios Asociados	176.566.050
Jubilaciones y Otros Beneficios Asociados	736.533.253
C. Resultado Económico:Ahorro/(Desahorro)	**92.205.388**
II. Cuenta Capital	
A. Ingresos de Capital	**213.205.388**
Recursos Propios de Capital	213.205.388
Ahorro en la Cuenta Corriente	92.205.388
Incremento de la Depreciación y Amortización Acumuladas	121.000.000
B. Gastos de Capital	**92.205.388**
Inversión Real Directa	92.205.388
Formación Bruta de Capital Fijo	92.205.388
Maquinaria, Equipos y Otros Bienes Muebles	92.205.388
C. Resultado Financiero:Superávit/(Déficit)	**121.000.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**121.000.000**
Superávit Financiero	121.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Aplicaciones Financieras	**121.000.000**
Inversión Financiera	121.000.000
Incremento de Otros Activos Financieros	121.000.000
Incremento de Disponibilidades	121.000.000
Incremento de Bancos	121.000.000

A0325
Fundación Escuela de Gerencia Social (FEGS)

FUNDACIÓN ESCUELA DE GERENCIA SOCIAL (FEGS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La política presupuestaria para el año 2006 de la FEGS, estará orientada a favorecer la modernización del Estado y el desarrollo social sostenible, fortaleciendo los cuadros gerenciales y organismos del sector público de los distintos niveles de gobierno, así como a organizaciones no gubernamentales, corresponsables en la ejecución de los planes de desarrollo social del Estado.

OBJETIVOS:

- Formar funcionarios públicos en el marco de la relación Estado-Sociedad, según la Constitución de 1999.
- Fortalecer y crear capacidades gerenciales, abarcando Redes de Atención Social, que integren esfuerzos públicos y comunitarios.
- Posicionar a la gerencia social como campo disciplinario de actuación válido, pertinente y útil al desarrollo nacional.

La Fundación Escuela de Gerencia Social, seguirá contribuyendo con la formación de gerentes de los organismos del sector social público, nacional, estatal y municipal, en el uso de la información, capacitación y metodológicas aplicadas a la gestión social, a través de actividades de Docencia, Asistencia Técnica, Investigación e Información.

Durante el año 2006 enfatizará el apoyo a los procesos de planificación, formulación, evaluación y seguimiento de políticas y programas sociales del Estado, en sus niveles centralizados y descentralizados, a través de la capacitación, asesoría técnica, investigación e información y el desarrollo de nuevas estrategias metodológicas, orientadas a la producción de una investigación íntimamente conectada con la intervención, que facilite instrumentos útiles para la toma de decisiones.

Apoyará decididamente al mismo tiempo, el proceso de descentralización de los programas sociales a nivel estadal y municipal, dotando de instrumentos eficientes a la gerencia de dichos programas. En el marco de estos lineamientos, la Fundación diseñará, ejecutará y coordinará programas docentes de capacitación, formación y especialización, destinados a fortalecer la gestión de los gerentes del sector en áreas prioritarias, tales como información vial, formulación y evaluación de programas sociales, planificación estratégica, diagnóstico social, gerencia de programas sociales, diseño y seguimiento de programas sociales, desarrollo gerencial, cambio organizacional y tecnicas de negociación.

Un eje fundamental de su acción, lo constituirá el apoyo dirigido a afianzar los procesos de modernización del Estado y de transferencia de competencias, iniciado por el Gobierno Central, fortaleciendo capacidades de gestión de programas sociales en los niveles Estatal y Municipal de Gobierno.

Intensificará el establecimiento de convenios y relaciones de cooperación con Universidades, organismos e instancias, tanto nacionales como internacionales, así como de organizaciones no gubernamentales en áreas prioritarias de acción de la FEGS.

Continuará con el desarrollo del servicio de información especializado en políticas, planes y gerencia social y mantendrá como línea de trabajo permanente, el desarrollo y creación de sistemas de información especializados y disponibles por VMA telemática, con la finalidad de consolidar la oferta de información en el área.

Asimismo, mantendrá el desarrollo de la línea editorial de la FEGS, mediante la edición de publicaciones especializadas en las temáticas antes señaladas, con el objetivo de promover la difusión del conocimiento en el área social.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.157.119.885**
Transferencias y Donaciones Corrientes	2.538.169.885
Del Sector Público	2.538.169.885
Transferencias Corrientes Internas Recibidas del Sector Público	2.538.169.885
De la República	2.538.169.885
Venta de Bienes y Servicios de las Administraciones Públicas	588.950.000
Venta de Servicios	588.950.000
Rentas de la Propiedad	30.000.000
Intereses	30.000.000
Intereses Internos	30.000.000
Intereses por Depósitos	30.000.000
Ingresos de Capital	**10.410.000**
Recursos Propios de Capital	10.410.000
Incremento de la Depreciación y Amortización Acumuladas	10.410.000
Fuentes Financieras	**264.511.108**
Disminución de la Inversión Financiera	264.511.108
Disminución de Otros Activos Financieros	264.511.108
Disminución de Disponibilidades	264.511.108
Disminución de Bancos	264.511.108
TOTAL	**3.432.040.993**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.379.990.993**
Gastos de Consumo	3.354.823.993
Remuneraciones	2.581.640.145
Sueldos, Salarios y Otras Retribuciones	1.435.636.438
Beneficios y Complementos de Sueldos y Salarios	778.973.409
Aportes Patronales	162.890.706
Prestaciones Sociales y Otras Indemnizaciones	204.139.592
Bienes y Servicios	762.773.848
Bienes de Consumo	263.754.670
Servicios no Personales	499.019.178
Depreciación y Amortización	10.410.000
Transferencias y Donaciones Corrientes	25.167.000
Al Sector Privado	25.167.000
Transferencias Corrientes al Sector Privado	25.167.000
Directas a Personas	25.167.000
Jubilaciones y Otros Beneficios Asociados	25.167.000
Gastos de Capital	**52.050.000**
Inversión Real Directa	52.050.000
Formación Bruta de Capital Fijo	52.050.000
Maquinaria, Equipos y Otros Bienes Muebles	52.050.000
TOTAL	**3.432.040.993**

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0000S01	Servicios de información para asesoría y apoyo en la planificación, coordinación y ejecución de los procesos automatizados en los diferentes sistemas de información	Comunicación	7		241.334.635			241.334.635
0000D01	Programa de formación para gerentes de programas sociales	Usuario Atendido	350	57.000.000	77.710.940			134.710.940
0000D02	Programa de formación en gerencia social comunitaria (básico - intermedio)	Usuario Atendido	1.000	120.000.000	98.578.599			218.578.599
0000D03	Formación de facilitadores en gerencia social, para fortalecer las capacidades de atención de los organismos regionales locales, a través de vinculaciones con corporaciones regionales y universidades	Usuario Atendido	60		88.008.686			88.008.686
0000D04	Formación en gerencia social en convenio con universidades nacionales	Usuario Atendido	8		68.952.397			68.952.397
0000D05	Capacitación a los equipos técnicos de los CLPP en el campo de la gerencia social	Usuario Atendido	75	45.000.000				45.000.000
0000D06	Capacitación en gerencia social a las direcciones de desarrollo social de las alcaldías y gobernaciones y a gerentes municipales de alto nivel	Usuario Atendido	250	45.000.000				45.000.000

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0000D07	Capacitación en economía social centrada en núcleos de desarrollo endógeno dirigida a miembros de organizaciones sociales	Usuario Atendido	100	30.000.000				30.000.000
0000D08	Capacitación a gerentes de programas sociales y líderes comunitarios en contraloría social	Usuario Atendido	75	21.000.000				21.000.000
0000C01	Biblioteca digital especializada en gerencia social	Documento	500		61.671.518			61.671.518
0000C02	Base de datos bibliográfica especializada en políticas públicas y política social	Documento	720	5.000.000	71.894.003			76.894.003
0000C03	Publicaciones sobre temas claves de políticas públicas y política social	Publicación	23	10.000.000	60.397.718			70.397.718
0000C04	Base de datos social	Cuadro Estadístico	250	1.000.000	66.981.047			67.981.047
0000C05	Base de datos de programas sociales (BDPROS)	Registro	80	1.000.000	53.174.396			54.174.396
0000C06	Dispositivo telemático de información social	Análisis	20	1.000.000	21.330.000			22.330.000
0000C07	Boletín social y compendio de información social en formato digital	Boletín	8		6.231.000			6.231.000

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0000A01	Asistencia técnica a los programas sociales nacionales (PSN) y misiones sociales, en las áreas de formulación, seguimiento y evaluación de sus programas, su estructura organizacional y la sistematización de su experiencia	Asistencia Técnica	1		81.192.640			81.192.640
0000A02	Fortalecimiento de las Corporaciones Regionales para brindar asistencia técnica a las Alcaldías y CLPP en los procesos de conformación y consolidación de los CLPP y de planificación del desarrollo social municipal	Asistencia Técnica	2	105.000.000				105.000.000
0000A03	Sistematizar experiencia productiva en núcleos de desarrollo endógeno, para identificar avances y limitaciones del proceso de promoción de la economía social	Informe / Reporte	1	55.450.000				55.450.000
0000A04	Difundir metodología en el ámbito nacional, para la identificación de potencialidades en el ámbito local en el marco del desarrollo endógeno y la economía social	Informe Técnico	2		18.016.425			18.016.425
0000A05	Asistencia técnica para la implantación de procesos de rendición de cuenta y contraloría social y sistematización de presupuesto participativo	Consultoría / Asesoría	2	92.500.000	37.905.925			130.405.925

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0000A06	Desarrollo de sistemas para el seguimiento y la evaluación de programas de formación de la Fundación Escuela de Gerencia Social (FEGS) en el campo de la gerencia social	Sistema	2		33.434.965			33.434.965
0000A08	Seminario nacional sobre los logros y retos de la política social actual. Experiencias sobre participación ciudadana y contraloría social	Seminario/ Simposio	2		106.272.702			106.272.702
0000R01	Posicionamiento y difusión de la gerencia social en medios de comunicación social	Actividad	5		61.538.821			61.538.821
0000R02	Articulación de redes sociales para la formación e incorporación de lideres comunitarios en la gestión social pública	Red	20		4.406.325			4.406.325
	TOTAL			**588.950.000**	**1.259.032.742**			**1.847.982.742**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod.	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	294.511.108	997.274.385			1.291.785.493
02	Gestión Administrativa		256.695.758		10.410.000	267.105.758
03	Previsión y Protección Social		25.167.000			25.167.000
	TOTAL	**294.511.108**	**1.279.137.143**		**10.410.000**	**1.584.058.251**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**41**	**803.516.438**
Directivo	8	343.934.145
Profesional y Técnico	19	331.814.727
Administrativo	14	127.767.566
Personal Contratado	**395**	**622.400.000**
Profesional y Técnico	35	79.000.000
Docente	300	261.270.000
De Investigación	60	282.130.000
TOTAL	**436**	**1.425.916.438**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1**	**16.800.000**
Jubilado	1	16.800.000
TOTAL	**1**	**16.800.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.581.640.145
4.02	Materiales, Suministros y Mercancías	263.754.670
4.03	Servicios no Personales	499.019.178
4.04	Activos Reales	52.050.000
4.07	Transferencias y Donaciones	25.167.000
4.08	Otros Gastos	10.410.000
	TOTAL	**3.432.040.993**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.157.119.885**
Transferencias y Donaciones Corrientes	2.538.169.885
Del Sector Público	2.538.169.885
Transferencias Corrientes Internas Recibidas del Sector Público	2.538.169.885
De la República	2.538.169.885
Recursos Ordinarios	2.538.169.885
Venta de Bienes y Servicios de las Administraciones Públicas	588.950.000
Venta de Servicios	588.950.000
Rentas de la Propiedad	30.000.000
Intereses	30.000.000
Intereses Internos	30.000.000
Intereses por Depósitos	30.000.000
B. Gastos Corrientes	**3.379.990.993**
Gastos de Consumo	3.354.823.993
Remuneraciones	2.581.640.145
Sueldos, Salarios y Otras Retribuciones	1.435.636.438
Beneficios y Complementos de Sueldos y Salarios	778.973.409
Aportes Patronales	162.890.706
Prestaciones Sociales y Otras Indemnizaciones	204.139.592
Bienes y Servicios	762.773.848
Bienes de Consumo	263.754.670
Servicios no Personales	499.019.178
Depreciación y Amortización	10.410.000
Transferencias y Donaciones Corrientes	25.167.000
Al Sector Privado	25.167.000
Transferencias Corrientes al Sector Privado	25.167.000
Directas a Personas	25.167.000
Jubilaciones y Otros Beneficios Asociados	25.167.000
C. Resultado Económico: Ahorro / (Desahorro)	**(222.871.108)**
II. Cuenta Capital	
A. Ingresos de Capital	**(212.461.108)**
Recursos Propios de Capital	(212.461.108)
Desahorro	(222.871.108)
Incremento de la Depreciación y Amortización Acumuladas	10.410.000
B. Gastos de Capital	**52.050.000**
Inversión Real Directa	52.050.000
Formación Bruta de Capital Fijo	52.050.000
Maquinaria, Equipos y Otros Bienes Muebles	52.050.000
C. Resultado Financiero: Superávit / (Déficit)	**(264.511.108)**
III. Cuenta Financiera	
A. Fuentes Financieras	**264.511.108**
Disminución de la Inversión Financiera	264.511.108
Disminución de Otros Activos Financieros	264.511.108
Disminución de Disponibilidades	264.511.108
Disminución de Bancos	264.511.108
B. Aplicaciones Financieras	**264.511.108**
Resultado Financiero: Déficit	264.511.108

A0335

Instituto Venezolano de Planificación (IVEPLAN)

INSTITUTO VENEZOLANO DE PLANIFICACIÓN (IVEPLAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Venezolano de Planificación (IVEPLAN), desarrolla programas de capacitación, formación, ampliación y desarrollo del personal de los sectores público y privado, mediante la enseñanza y difusión de métodos y técnicas, que permitan mejorar la gestión pública o privada. Tiene además, el mandato de cumplir un programa fundamental: la producción y difusión de herramientas y estudios sobre el presente y futuro de los recursos humanos. Es de resaltar que en la última reforma del 1 de julio de 1998, se establece que IVEPLAN tendrá por objeto contribuir al fortalecimiento de las capacidades de planificación y gestión, en el marco de la modernización del Estado, apoyando los procesos de descentralización y cambio institucional, a través del diseño e implantación de metodologías e instrumentos de planificación, gerencia y recursos humanos, según las Líneas Generales del Plan Nacional de Desarrollo y las exigencias del desarrollo nacional; en consecuencia, se precisa la autorización a IVEPLAN, entre otras, para:

- Diseñar y dictar cursos de postgrado en las áreas de su competencia, siempre que reúna los requisitos exigidos por las disposiciones legales que regulan la materia.

- Capacitar al personal de los organismos del sistema nacional de planificación, atendiendo a las necesidades de formación, adiestramiento y perfeccionamiento y otorgar los certificados correspondientes.

- Realizar y promover investigaciones que estimulen la producción o aplicación de las innovaciones necesarias, para la solución de los problemas económicos, políticos, institucionales y socio-culturales del Estado.

- Propiciar la utilización y difusión de metodologías de planificación y gestión, acordes con los requerimientos del país.

- Formular y evaluar proyectos, siempre que le sea requerido.

- Colaborar con los estados y municipios en los procesos de descentralización, de gestión y de capacitación de su personal, cuando le sea solicitado.

La Fundación Instituto Venezolano de Planificación (IVEPLAN), centro democrático, participativo e innovador, se proyecta en el tiempo y en el espacio, interviniendo en el desarrollo integral del país, priorizando demandas para el bienestar, capacitando hombres de gobierno, fortaleciendo las capacidades de gestión, siempre en la búsqueda de la excelencia.

Objetivos Corporativos:

- Contribuir a elevar la eficiencia y eficacia de la acción del Estado en todos los ámbitos y niveles.

- Fortalecer y consolidar la competitividad de la Institución, como organismo puntal en desarrollos metodológicos, en las áreas de planificación, gerencia, descentralización y recursos humanos.

- Formar, capacitar, adiestrar y desarrollar al personal de los sectores público y privado, en las áreas de su competencia, y a través de su Escuela de Ciencias y Técnicas de Gobierno.

- Contribuir, a través de la Escuela de Ciencias y Técnicas de Gobierno, con el desarrollo de las actividades de capacitación, formación y desarrollo de los funcionarios públicos, en correspondencia con los lineamientos generales que emanen del comité estratégico de capacitación y desarrollo del funcionario público del Vice-Ministerio de Planificación y Desarrollo Institucional del MPD, en las áreas de planificación y gestión.

- Consolidar una planta profesional de alto nivel técnico, que garantice la vigencia institucional como centro para el fortalecimiento de las capacidades de gobierno.

- Adecuar la estructura y el sistema administrativo, al logro de la filosofía de gestión de la Institución, así como, consolidar e incrementar las fuentes de financiamiento y los niveles de ingreso de la Institución, que permitan su permanencia y crecimiento.

La prestación de servicios, estará dirigida a satisfacer las necesidades del sector público, especialmente los requeridos por el Ministerio de Planificación y Desarrollo, los entes descentralizados, regionales y locales, en particular se aspira consolidar los programas de asistencia a los estados y municipios y a proyectos que tiendan a mejorar el sector social.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.655.653.296**
Transferencias y Donaciones Corrientes	1.161.265.759
Del Sector Público	1.161.265.759
Transferencias Corrientes Internas Recibidas del Sector Público	1.161.265.759
De la República	1.161.265.759
Venta de Bienes y Servicios de las Administraciones Públicas	420.200.000
Venta de Servicios	420.200.000
Ingresos de Operación	74.187.537
Otros Ingresos de Operación	74.187.537
Ingresos de Capital	**4.800.000**
Recursos Propios de Capital	4.800.000
Incremento de la Depreciación y Amortización Acumuladas	4.800.000
TOTAL	**1.660.453.296**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.556.453.296**
Gastos de Consumo	1.480.822.882
Remuneraciones	1.118.079.662
Sueldos, Salarios y Otras Retribuciones	459.334.364
Beneficios y Complementos de Sueldos y Salarios	378.253.869
Aportes Patronales	22.795.907
Prestaciones Sociales y Otras Indemnizaciones	89.063.707
Asistencia Socioeconómica	152.631.815
Otros Gastos de Personal	16.000.000
Bienes y Servicios	352.743.220
Bienes de Consumo	185.043.220
Servicios no Personales	167.700.000
Impuestos Indirectos	4.000.000
Depreciación y Amortización	4.800.000
Provisiones y Otros Gastos	1.200.000
Cuentas Incobrables	1.200.000
Transferencias y Donaciones Corrientes	75.630.414
Al Sector Privado	75.630.414
Transferencias Corrientes al Sector Privado	75.630.414
Directas a Personas	75.630.414
Jubilaciones y Otros Beneficios Asociados	75.630.414
Gastos de Capital	**104.000.000**
Inversión Real Directa	104.000.000
Formación Bruta de Capital Fijo	89.400.000
Maquinaria, Equipos y Otros Bienes Muebles	89.400.000
Bienes Intangibles	14.600.000
TOTAL	**1.660.453.296**

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantid ad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
22532	Fortalecimiento a las Alcaldías y los consejos locales de planificación pública	Asesoría	365	32.786.838	67.410.700			100.197.538
22583	Creación del programa de redes interinstitucionales en planificación y gestión	Programa	1	24.375.735	65.116.590			89.492.325
22601	Aplicación de la metodología sobre prospectiva agrícola para construir una visión compartida de la agricultura venezolana para el siglo XXI	Jornada	5	5.693.347	60.525.407			66.218.754
22621	Formar y capacitar personal de cuarto nivel (postgrado en gerencia pública)	Egresado	120	11.465.087	71.005.509			82.470.596
22669	Formar y capacitar personal de cuarto nivel (postgrado en planificación global)	Alumno	120	12.350.000	48.000.000			60.350.000
23236	Contribución a la conceptualización del modelo de desarrollo endógeno una visión multidimensional	Documento	1	1.817.441	92.097.030			93.914.471
23346	Formación y capacitación de recursos humanos de la administración pública a nivel de diplomado	Alumno	90	10.002.187	48.967.788			58.969.975
23371	Formación y capacitación de recursos humanos de la administración pública en planificación y gestión	Alumno	450	7.000.000	29.000.000			36.000.000
23497	Formación, capacitación y adiestramiento de los recursos humanos de los estados y municipios en planificación y gestión	Alumno	450	14.770.095	22.273.125			37.043.220
	TOTAL			**120.260.730**	**504.396.149**			**624.656.879**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod.	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	20.296.393	656.869.610			677.166.003
02	Gestión Administrativa	273.000.000			10.000.000	283.000.000
03	Previsión y Protección Social	75.630.414				75.630.414
	TOTAL	368.926.807	656.869.610		10.000.000	1.035.796.417

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**40**	**341.558.136**
Directivo	3	67.842.996
Profesional y Técnico	15	128.778.252
Administrativo	22	144.936.888
Personal Fijo a Tiempo Parcial	**49**	**128.320.092**
Docente	49	128.320.092
Personal Contratado	**3**	**24.812.616**
Directivo	1	13.958.616
Profesional y Técnico	2	10.854.000
TOTAL	**92**	**494.690.844**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**2**	**48.615.100**
Jubilado	2	48.615.100
TOTAL	**2**	**48.615.100**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.118.079.662
4.02	Materiales, Suministros y Mercancías	185.043.220
4.03	Servicios no Personales	171.700.000
4.04	Activos Reales	104.000.000
4.07	Transferencias y Donaciones	75.630.414
4.08	Otros Gastos	6.000.000
	TOTAL	**1.660.453.296**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.655.653.296**
Transferencias y Donaciones Corrientes	1.161.265.759
Del Sector Público	1.161.265.759
Transferencias Corrientes Internas Recibidas del Sector Público	1.161.265.759
De la República	1.161.265.759
Recursos Ordinarios	1.161.265.759
Venta de Bienes y Servicios de las Administraciones Públicas	420.200.000
Venta de Servicios	420.200.000
Ingresos de Operación	74.187.537
Otros Ingresos de Operación	74.187.537
B. Gastos Corrientes	**1.556.453.296**
Gastos de Consumo	1.480.822.882
Remuneraciones	1.118.079.662
Sueldos, Salarios y Otras Retribuciones	459.334.364
Beneficios y Complementos de Sueldos y Salarios	378.253.869
Aportes Patronales	22.795.907
Prestaciones Sociales y Otras Indemnizaciones	89.063.707
Asistencia Socioeconómica	152.631.815
Otros Gastos de Personal	16.000.000
Bienes y Servicios	352.743.220
Bienes de Consumo	185.043.220
Servicios no Personales	167.700.000
Impuestos Indirectos	4.000.000
Depreciación y Amortización	4.800.000
Provisiones y Otros Gastos	1.200.000
Cuentas Incobrables	1.200.000
Transferencias y Donaciones Corrientes	75.630.414
Al Sector Privado	75.630.414
Transferencias Corrientes al Sector Privado	75.630.414
Directas a Personas	75.630.414
Jubilaciones y Otros Beneficios Asociados	75.630.414
C. Resultado Económico: Ahorro / (Desahorro)	**99.200.000**
II. Cuenta Capital	
A. Ingresos de Capital	**104.000.000**
Recursos Propios de Capital	104.000.000
Ahorro en la Cuenta Corriente	99.200.000
Incremento de la Depreciación y Amortización Acumuladas	4.800.000
B. Gastos de Capital	**104.000.000**
Inversión Real Directa	104.000.000
Formación Bruta de Capital Fijo	89.400.000
Maquinaria, Equipos y Otros Bienes Muebles	89.400.000
Bienes Intangibles	14.600.000
C. Resultado Financiero: Equilibrado	

A0904

Autoridad Única de Área para el Estado Vargas
(AUAEV)

AUTORIDAD UNICA DE AREA PARA EL ESTADO VARGAS (AUAEV)

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

La Autoridad Unica de Area para el Estado Vargas (AUAEV), fue creada con el objeto de concentrar, en una sola figura, la planificación y coordinación del ordenamiento y reconstrucción del Estado Vargas, luego del fenómeno acaecido en diciembre del año 1999.

Para darle viabilidad a la ejecución del presupuesto de la AUAEV, se le autoriza una asignación para el año 2006, conforme a la política de austeridad y racionalidad, así como a las leyes, normas y reglamentos aplicables a los entes del Sector Público.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**23.500.000**
Rentas de la Propiedad	23.500.000
Intereses	23.500.000
Intereses Internos	23.500.000
Intereses por Depósitos	23.500.000
Fuentes Financieras	**76.500.000**
Disminución de la Inversión Financiera	76.500.000
Disminución de Otros Activos Financieros	76.500.000
Disminución de Disponibilidades	76.500.000
Disminución de Caja	76.500.000
TOTAL	**100.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**100.000.000**
Gastos de Consumo	100.000.000
Remuneraciones	100.000.000
Sueldos, Salarios y Otras Retribuciones	100.000.000
TOTAL	**100.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Código	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	100.000.000				100.000.000
	TOTAL	100.000.000				100.000.000

CLASIFICACION DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**4**	**100.000.000**
- Directivo	1	40.000.000
- Profesional y Técnico	1	30.000.000
- Administrativo	2	30.000.000
TOTAL	**4**	**100.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	100.000.000
	TOTAL	**100.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**23.500.000**
Rentas de la Propiedad	23.500.000
Intereses	23.500.000
Intereses Internos	23.500.000
Intereses por Depósitos	23.500.000
B. Gastos Corrientes	**100.000.000**
Gastos de Consumo	100.000.000
Remuneraciones	100.000.000
Sueldos, Salarios y Otras Retribuciones	100.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**(76.500.000)**
II. Cuenta Capital	
A. Ingresos de Capital	**(76.500.000)**
Recursos Propios de Capital	(76.500.000)
Desahorro en la Cuenta Corriente	(76.500.000)
C. Resultado Financiero: Superávit/(Déficit)	**(76.500.000)**
III. Cuenta Financiera	
A. Fuentes Financieras	**76.500.000**
Disminución de la Inversión Financiera	76.500.000
Disminución de Otros Activos Financieros	76.500.000
Disminución de Disponibilidades	76.500.000
Disminución de Caja	76.500.000
B. Aplicaciones Financieras	**76.500.000**
Déficit Financiero	76.500.000

A0941

Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES)

FONDO NACIONAL PARA EL FINANCIAMIENTO DE LAS ZONAS ESPECIALES DE DESARROLLO SUSTENTABLE (FONZEDES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Ejecutivo Nacional, para llevar a cabo los planes en las Zonas Especiales de Desarrollo Sustentable (ZEDES), definidos como áreas continuas del territorio nacional, con importantes potencialidades y características ecológicas más o menos homogéneas, estableció mecanismos de administración y coordinación interinstitucional, especificados en el Decreto con Fuerza de Ley, dirigidos a impulsar una mejor gestión oficial para favorecer el proceso de desarrollo social y económico en estas zonas.

A tal fin, estableció mecanismos de financiamiento oportuno, asistencia técnica, vinculación internacional y otros incentivos que hagan atractiva y viable una política de desarrollo regional, conectada armónicamente al desarrollo nacional.

El Ejecutivo Nacional, procurará la instrumentación de planes coordinados con instituciones de desarrollo regional como son las Corporaciones Regionales (las cuales conforman los órganos ejecutores de los Planes de Desarrollo para las ZEDES); su mecanismo de financiamiento, es a través del Fondo Nacional para el Financiamiento de las Zonas Especiales de Desarrollo Sustentable (FONZEDES), presidido por el Ministro de Planificación y Desarrollo.

Este ente financiará, sobre la base de los planes y programas definidos en común acuerdo con el Ministerio de Planificación y Desarrollo, la ejecución de los proyectos a pequeños y medianos empresarios a ser ejecutados en cada ZEDES; asimismo, participa y colabora a su vez, en el impulso de otros programas importantes y Misiones necesarias, cuya intención es facilitar herramientas para encausar a los participantes hacia labores productivas con sustentabilidad en el largo plazo, que generen servicios y bienes que cubran las necesidades de las ZEDES, en donde se despliegue el Núcleo de Desarrollo Endógeno (NDE).

A tales efectos, dispondrá de un presupuesto de ingresos y gastos, cuya fuente de financiamiento provendrá de los recursos propios disponibles al 31/12/2005, por la cantidad de Bs. 61.999.362.738, destinando el 92,39% (Bs. 57.283.192.183), para otorgar créditos a los beneficiarios de los proyectos que tiene previsto llevar a cabo el Fondo.

Los proyectos a financiar con estos recursos, están orientados al desarrollo de las siguientes áreas:

- Fomento, Impulso y reactivación del desarrollo de actividades productivas agrícolas, turísticas e industriales.

- Rescate y mejoramiento de la infraestructura de apoyo al productor agrícola: sistemas de riego, centros de atención al productor, instalación de pequeñas agroindustrias, entre otras.

- Financiamiento a la producción de rubros bandera.

Así mismo, se consideraron parte de los ingresos para financiar los gastos de funcionamiento del Fondo por la cantidad de Bs. 4.716.170.555 cifra que representa el 7,61% de los recursos totales de FONZEDES. Estos recursos fueron programados para que posibilitaran y apoyaran la continuación de las acciones y proyectos ya iniciados en los años anteriores por el Fondo, la adquisición de los activos requeridos para la realización de sus actividades, suministro de materiales y la contratación de servicios, necesarios para ejercer las actividades que le competen.

Los programas de financiamiento de FONZEDES, se ejecutarán en las Zonas Especiales de Desarrollo Sustentable (ZEDES) decretadas por el Ejecutivo Nacional, conformadas actualmente por las siguientes: Barlovento; Camatagua - El Sombrero; Sur del Lago - Caura, Boconó – Masparro; Mesa de Guanipa; El Baúl - Turén; Caribe y La Guajira. En ellas se financiarán actividades productivas que conlleven al desarrollo sustentable y se prestará el servicio de asistencia técnica requerido para consolidar los objetivos diseñados en los Programas de Financiamiento designados para las ZEDES.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**5.243.967.166**
Rentas de la Propiedad	5.243.967.166
Intereses	5.243.967.166
Intereses Internos	5.243.967.166
Intereses por Depósitos	5.243.967.166
Ingresos de Capital	**24.000.000**
Recursos Propios de Capital	24.000.000
Incremento de la Depreciación y Amortización Acumuladas	24.000.000
Fuentes Financieras	**56.731.395.572**
Disminución de la Inversión Financiera	56.731.395.572
Disminución de Otros Activos Financieros	56.731.395.572
Disminución de Disponibilidades	56.731.395.572
Disminución de Inversiones Temporales	56.731.395.572
TOTAL	**61.999.362.738**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.963.611.018**
Gastos de Consumo	3.963.611.018
Remuneraciones	2.094.184.041
Sueldos, Salarios y Otras Retribuciones	902.918.726
Beneficios y Complementos de Sueldos y Salarios	567.015.651
Aportes Patronales	125.604.801
Prestaciones Sociales y Otras Indemnizaciones	184.806.173
Asistencia Socioeconómica	217.962.800
Otros Gastos de Personal	95.875.890
Bienes y Servicios	1.845.426.977
Bienes de Consumo	387.623.771
Servicios no Personales	1.457.803.206
Depreciación y Amortización	24.000.000
Gastos de Capital	**58.035.751.720**
Inversión Real Directa	752.559.537
Formación Bruta de Capital Fijo	752.559.537
Maquinaria, Equipos y Otros Bienes Muebles	752.559.537
Inversión Financiera	57.283.192.183
Concesión de Préstamos a Corto Plazo	57.283.192.183
Al Sector Público	57.283.192.183
A Entes Descentralizados sin Fines Empresariales	57.283.192.183
TOTAL	**61.999.362.738**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantid ad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
24387	Desarrollo de la palma aceitera	Tonelada	300.000	23.179.345.761				23.179.345.761
24432	Vivero, rehabilitación y fundación de plantaciones de cacao	Hectárea	5.500	8.218.057.861				8.218.057.861
24315	Impulso de la pesca y la acuicultura	Unidad	665	12.291.400.000				12.291.400.000
23829	Siembra de raíces y tubérculos y su encadenamiento industrial	Hectárea	10.600	2.803.356.436				2.803.356.436
24556	Mejoramiento de la ganadería de doble propósito y su encadenamiento productivo	Unidad	20.000	6.396.000.000				6.396.000.000
23740	Desarrollo y consolidación de granos leguminosos y cereales	Hectárea	37.500	3.535.140.025				3.535.140.025
24639	Respaldo a la industria avícola (huevos de consumo)	Unidad	10	859.892.100				859.892.100
	TOTAL			**57.283.192.183**				**57.283.192.183**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	2.094.184.041				2.094.184.041
02	Gestión Administrativa	2.597.986.514			24.000.000	2.621.986.514
	TOTAL	**4.692.170.555**			**24.000.000**	**4.716.170.555**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Contratado	**41**	**813.180.000**
Directivo	6	216.480.000
Profesional y Técnico	28	545.520.000
Administrativo	4	35.700.000
Obrero	3	15.480.000
TOTAL	**41**	**813.180.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.094.184.041
4.02	Materiales, Suministros y Mercancías	387.623.771
4.03	Servicios no Personales	1.457.803.206
4.04	Activos Reales	752.559.537
4.05	Activos Financieros	57.283.192.183
4.08	Otros Gastos	24.000.000
	TOTAL	**61.999.362.738**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.243.967.166**
Rentas de la Propiedad	5.243.967.166
Intereses	5.243.967.166
Intereses Internos	5.243.967.166
Intereses por Depósitos	5.243.967.166
B. Gastos Corrientes	**3.963.611.018**
Gastos de Consumo	3.963.611.018
Remuneraciones	2.094.184.041
Sueldos, Salarios y Otras Retribuciones	902.918.726
Beneficios y Complementos de Sueldos y Salarios	567.015.651
Aportes Patronales	125.604.801
Prestaciones Sociales y Otras Indemnizaciones	184.806.173
Asistencia Socioeconómica	217.962.800
Otros Gastos de Personal	95.875.890
Bienes y Servicios	1.845.426.977
Bienes de Consumo	387.623.771
Servicios no Personales	1.457.803.206
Depreciación y Amortización	24.000.000
C. Resultado Económico: Ahorro / (Desahorro)	**1.280.356.148**
II. Cuenta Capital	
A. Ingresos de Capital	**1.304.356.148**
Recursos Propios de Capital	1.304.356.148
Ahorro en la Cuenta Corriente	1.280.356.148
Incremento de la Depreciación y Amortización Acumuladas	24.000.000
B. Gastos de Capital	**58.035.751.720**
Inversión Real Directa	752.559.537
Formación Bruta de Capital Fijo	752.559.537
Maquinaria, Equipos y Otros Bienes Muebles	752.559.537
Inversión Financiera	57.283.192.183
Concesión de Préstamos a Corto Plazo	57.283.192.183
Al Sector Público	57.283.192.183
A Entes Descentralizados sin Fines Empresariales	57.283.192.183
C. Resultado Financiero: Superávit / (Déficit)	**(56.731.395.572)**
III. Cuenta Financiera	
A. Fuentes Financieras	**56.731.395.572**
Disminución de la Inversión Financiera	56.731.395.572
Disminución de Otros Activos Financieros	56.731.395.572
Disminución de Disponibilidades	56.731.395.572
Disminución de Inversiones Temporales	56.731.395.572
B. Aplicaciones Financieras	**56.731.395.572**
Déficit Financiero	56.731.395.572

30
Ministerio de Ciencia y Tecnología

A0022
Instituto Nacional de Investigaciones Agrícolas
(INIA)

INSTITUTO NACIONAL DE INVESTIGACIONES AGRÍCOLAS (INIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

En sintonía con el Plan de la Nación, se continuará la ejecución del Plan Nacional de Ciencia y Tecnología, coordinando las acciones y directrices del Gobierno Nacional y del Ministerio de Ciencia y Tecnología, en función de los programas y líneas estratégicas definidas para la programación del año 2006.

Adicionalmente, se tomaron en consideración las políticas para el sector agrícola contenidas en el Plan Nacional Agrícola y de la Alimentación, fundamentadas en el rescate y relanzamiento de la base productiva del país, en el marco de un conjunto de estrategias de adecuación a los mercados globalizados.

En base en lo anterior, se elaboró el Plan Operativo INIA 2006, alineado con el cumplimiento de la misión y los objetivos institucionales y en correspondencia directa con los contenidos y lineamientos de los Planes antes mencionados.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**162.696.574.537**
Transferencias y Donaciones Corrientes	160.196.574.537
Del Sector Público	160.196.574.537
Transferencias Corrientes Internas Recibidas del Sector Público	160.196.574.537
De la República	160.196.574.537
Venta de Bienes y Servicios de las Administraciones Públicas	2.500.000.000
Venta de Bienes	1.732.776.573
Venta de Servicios	767.223.427
Ingresos de Capital	**19.208.606.905**
Recursos Propios de Capital	500.000.000
Incremento de la Depreciación y Amortización Acumuladas	500.000.000
Transferencias y Donaciones de Capital	18.708.606.905
Transferencias de Capital Recibidas del Sector Público	18.708.606.905
De la República	18.708.606.905
TOTAL	**181.905.181.442**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**124.902.281.692**
Gastos de Consumo	110.565.227.567
Remuneraciones	93.539.692.226
Sueldos, Salarios y Otras Retribuciones	23.798.655.333
Beneficios y Complementos de Sueldos y Salarios	24.771.362.647
Aportes Patronales	5.425.484.587
Prestaciones Sociales y Otras Indemnizaciones	9.603.374.402
Asistencia Socioeconómica	16.701.032.193
Otros Gastos de Personal	13.239.783.064
Bienes y Servicios	16.525.535.341
Bienes de Consumo	1.911.766.130
Servicios no Personales	14.613.769.211
Depreciación y Amortización	500.000.000
Transferencias y Donaciones Corrientes	14.337.054.125
Al Sector Privado	14.155.054.125
Transferencias Corrientes al Sector Privado	14.155.054.125
Directas a Personas	14.153.494.125
Pensiones y Otros Beneficios Asociados	949.032.162
Jubilaciones y Otros Beneficios Asociados	11.914.062.279
Otras Transferencias Directas a Personas	1.290.399.684
A Instituciones sin Fines de Lucro	1.560.000
Al Sector Externo	182.000.000
Transferencias Corrientes al Exterior	182.000.000
A Organismos Internacionales	182.000.000
Gastos de Capital	**53.843.813.462**
Inversión Real Directa	49.639.344.712
Formación Bruta de Capital Fijo	16.027.941.784
Maquinaria, Equipos y Otros Bienes Muebles	10.209.888.555
Construcciones de Bienes de Dominio Privado	3.490.803.229
Producción Propia (gastos Capitalizables)	2.327.250.000
Bienes y Servicios	2.327.250.000
Servicios no Personales	2.327.250.000
Bienes Intangibles	35.938.652.928
Transferencias y Donaciones de Capital	1.877.218.750
Al Sector Privado	1.877.218.750
Donaciones de Capital al Sector Privado	1.877.218.750
A Personas	53.750.000
A Instituciones sin Fines de Lucro	1.823.468.750
Aplicaciones Financieras	**3.159.086.288**
Disminución de Pasivos	3.159.086.288
Disminución de Cuentas y Efectos por Pagar	3.159.086.288
Disminución de Otras Cuentas y Efectos por Pagar	3.159.086.288
Disminución de Obligaciones de Ejercicios Anteriores	3.159.086.288
TOTAL	**181.905.181.442**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
24705	Formación y Capacitación de Talentos Humanos para la Agricultura	Capacitación	30		950.000.000			950.000.000
25405	Estabilidad de la Producción de Semilla a Nivel Nacional	Producto	10		10.500.000.000			10.500.000.000
24965	Estrategias Tecnológicas para el Manejo Sostenible de la Agricultura Tropical	Manual / Informe	20		11.386.286.568			11.386.286.568
24774	Estrategias Tecnológicas para la Sostenibilidad de las Cadenas Agroproductivas	Porcentaje	20	1.938.292.155	24.109.279.942			26.047.572.097
25237	Bioseguridad de los Agroecosistemas Venezolanos en Defensa de la Salud Pública	Equilibrio Ecológico	1	561.707.845	4.994.403.876			5.556.111.721
25152	Tecnologías para la Preservación, Mejora y Aprovechamiento Integral de la Biodiversidad en Venezuela	Estudio	43		9.365.165.171			9.365.165.171
23815	Fortalecimiento de la Plataforma Institucional del INIA	Porcentaje	30		6.461.633.073			6.461.633.073
25059	Programa de Tecnología Agropecuaria (PTA)	Porcentaje	10		18.708.606.905			18.708.606.905
24871	Desarrollo y Mejoramiento del Sistema Acuícola Nacional	Porcentaje	40		2.000.000.000			2.000.000.000
25194	Estrategias Tecnológicas para el Desarrollo Rural Integral	Estrategia	8		5.523.188.509			5.523.188.509
	TOTAL			**2.500.000.000**	**93.998.564.044**			**96.498.564.044**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		53.833.417.760			53.833.417.760
02	Gestión Administrativa		18.208.545.197		500.000.000	18.708.545.197
03	Previsión y Protección Social		12.864.654.441			12.864.654.441
	TOTAL		**84.906.617.398**		**500.000.000**	**85.406.617.398**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**2.101**	**36.896.651.210**
Directivo	28	535.655.474
Profesional y Técnico	173	5.409.400.125
Administrativo	322	4.607.639.037
De Investigación	934	21.749.039.824
Obrero	644	4.594.916.750
Personal Contratado	**187**	**1.341.718.308**
Profesional y Técnico	67	758.518.308
Obrero	120	583.200.000
TOTAL	**2.288**	**38.238.369.518**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**492**	**6.271.608.408**
Jubilado	405	5.825.951.318
Pensionado	87	445.657.090
Obrero	**180**	**1.317.600.000**
Jubilado	180	1.317.600.000
TOTAL	**672**	**7.589.208.408**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	93.539.692.226
4.02	Materiales, Suministros y Mercancías	1.911.766.130
4.03	Servicios no Personales	16.941.019.211
4.04	Activos Reales	49.639.344.712
4.07	Transferencias y Donaciones	16.214.272.875
4.08	Otros Gastos	500.000.000
4.11	Disminución de Pasivos	3.159.086.288
	TOTAL	**181.905.181.442**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**162.696.574.537**
Transferencias y Donaciones Corrientes	160.196.574.537
Del Sector Público	160.196.574.537
Transferencias Corrientes Internas Recibidas del Sector Público	160.196.574.537
De la República	160.196.574.537
Recursos Ordinarios	160.196.574.537
Venta de Bienes y Servicios de las Administraciones Públicas	2.500.000.000
Venta de Bienes	1.732.776.573
Venta de Servicios	767.223.427
B. Gastos Corrientes	**124.902.281.692**
Gastos de Consumo	110.565.227.567
Remuneraciones	93.539.692.226
Sueldos, Salarios y Otras Retribuciones	23.798.655.333
Beneficios y Complementos de Sueldos y Salarios	24.771.362.647
Aportes Patronales	5.425.484.587
Prestaciones Sociales y Otras Indemnizaciones	9.603.374.402
Asistencia Socioeconómica	16.701.032.193
Otros Gastos de Personal	13.239.783.064
Bienes y Servicios	16.525.535.341
Bienes de Consumo	1.911.766.130
Servicios no Personales	14.613.769.211
Depreciación y Amortización	500.000.000
Transferencias y Donaciones Corrientes	14.337.054.125
Al Sector Privado	14.155.054.125
Transferencias Corrientes al Sector Privado	14.155.054.125
Directas a Personas	14.153.494.125
Pensiones y Otros Beneficios Asociados	949.032.162
Jubilaciones y Otros Beneficios Asociados	11.914.062.279
Otras Transferencias Directas a Personas	1.290.399.684
A Instituciones sin Fines de Lucro	1.560.000
Al Sector Externo	182.000.000
Transferencias Corrientes al Exterior	182.000.000
A Organismos Internacionales	182.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**37.794.292.845**
II. Cuenta Capital	
A. Ingresos de Capital	**57.002.899.750**
Recursos Propios de Capital	38.294.292.845
Ahorro en la Cuenta Corriente	37.794.292.845
Incremento de la Depreciación y Amortización Acumuladas	500.000.000
Transferencias y Donaciones de Capital	18.708.606.905
Transferencias de Capital Recibidas del Sector Público	18.708.606.905
De la República	18.708.606.905
Proyectos por Endeudamiento	18.708.606.905
Proyecto de Desarrollo Agropecuario (PTA)	18.708.606.905

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**53.843.813.462**
Inversión Real Directa	49.639.344.712
Formación Bruta de Capital Fijo	16.027.941.784
Maquinaria, Equipos y Otros Bienes Muebles	10.209.888.555
Construcciones de Bienes de Dominio Privado	3.490.803.229
Producción Propia (gastos Capitalizables)	2.327.250.000
Bienes y Servicios	2.327.250.000
Servicios no Personales	2.327.250.000
Bienes Intangibles	35.938.652.928
Transferencias y Donaciones de Capital	1.877.218.750
Al Sector Privado	1.877.218.750
Donaciones de Capital al Sector Privado	1.877.218.750
A Personas	53.750.000
A Instituciones sin Fines de Lucro	1.823.468.750
C. Resultado Financiero: Superávit/(Déficit)	**3.159.086.288**
III. Cuenta Financiera	
A. Fuentes Financieras	**3.159.086.288**
Superávit Financiero	3.159.086.288
B. Aplicaciones Financieras	**3.159.086.288**
Disminución de Pasivos	3.159.086.288
Disminución de Cuentas y Efectos por Pagar	3.159.086.288
Disminución de Otras Cuentas y Efectos por Pagar	3.159.086.288
Disminución de Obligaciones de Ejercicios Anteriores	3.159.086.288

A0063
Instituto Venezolano de Investigaciones Científicas
(IVIC)

INSTITUTO VENEZOLANO DE INVESTIGACIONES CIENTÍFICAS (IVIC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el año 2006, el IVIC concentrará su acción en proyectos que constituyen la columna vertebral y el corazón de la Institución, distribuidos en laboratorios asignados a 12 centros y departamentos, 2 servicios (Unidad de Tecnología Nuclear y PEGAMMA) y el servicio de Bioterio, los cuales se han configurado a los efectos de este presupuesto en 14 macroproyectos, que concretan los proyectos de investigación (mas de 230 proyectos entre los nuevos y los ya existentes); incluye también, la ejecución de desarrollos tecnológicos, prestación de servicios en las diversas áreas de investigación a entes públicos y privados, a través del Centro Tecnológico; los servicios de Información y Documentación Científica y Tecnológica (Biblioteca Marcel Roche) y la formación de recursos humanos a través del Centro de Estudios Avanzados.

Se considera igualmente, la asignación para la ejecución de obras de envergadura. El monto total requerido para los proyectos alcanza un total de Bs. 95.537.847.535, lo que representa un 61% de la proyección de los gastos totales para el año 2006 y un 68% con relación al financiamiento proveniente del aporte del Ejecutivo Nacional. A continuación un resumen del contenido de algunos de los macroproyectos:

- Información y Documentación Científica y Tecnológica: Se encarga de prestar servicios de información documental científica y tecnológica, a través de la Biblioteca Marcel Roche. Esta biblioteca cuenta con la colección más completa en Ciencia y Tecnología en Latinoamérica y está clasificada por la UNESCO como la Biblioteca Regional de Tecnología para América Latina y el Caribe.

- Química: Investigación básica y aplicada en petróleo, energía, medio ambiente y salud pública; este proyecto es llevado a cabo a través del Centro de Química y desarrolla 38 proyectos teóricos y experimentales, en diversas áreas de gran interés y relevancia, dirigidos al estudio y solución de problemas que afectan al país, con énfasis en estas cuatro grandes áreas. Siguiendo los lineamientos del Ejecutivo es el que mayor asignación de recursos tiene, después de la Biblioteca.

- Biofísica – Bioquímica: Investigación básica y aplicada en las áreas de biología, fisiología y bioquímica, enfocada hacia problemas de importancia nacional en materia de salud pública: El Centro de Biofísica y Bioquímica es el responsable de llevar a cabo este macroproyecto, a través de 34 proyectos de investigación básica y aplicada, enfocándose en los relacionados con la fisiología, biofísica, biología de la reproducción humana, bioquímica, farmacología, neurobiología y biotecnología.

- Microbiología y Biología Celular: Investigación y desarrollo en microbiología y biología celular, con énfasis en estudios de dengue, malaria, tuberculosis, diarrea, hepatitis, sida, esquistosomiasis y otras enfermedades parasitarias, hongos, virus de plantas y cáncer. En el Centro de Microbiología y Biología Celular, se desarrollan varios programas de biotecnología para el diagnóstico inmunológico y molecular de la hepatitis B, C y D; del virus de inmunodeficiencia humana; de la esquistosomiasis; de la malaria y de las mutaciones asociadas a hemocromatosis hereditaria del cáncer. El Centro cuenta además, con un insectario para la investigación de los vectores de enfermedades, como dengue y malaria y una unidad de microscopía confocal. Es sede del Centro de Secuenciación y Procesamiento de Ácidos Nucleicos (CeSAAN).

- Medicina Experimental: Investigación y desarrollo en medicina experimental, con énfasis en inmunología, hematología, genética y nutrición, enfocado en la solución de problemas de salud que afectan la población venezolana, a cargo del Centro de Medicina Experimental, a través de 21 proyectos de investigación básica y aplicada, relacionadas con las áreas de nutrición, coagulación, inmunología, inmunogenética y genética humana. Así mismo, adiestra personal médico y paramédico para pacientes con problemas de sangramiento o trombosis. Ofrece servicios de asesoramiento genético para diagnóstico, estimación de riesgo de recurrencia y orientación terapéutica de problemas hereditarios o congénitos, así como el servicio nacional de indagación de filiación biológica.

- Química Medicinal: Aunque es uno de los proyectos que menor asignación tiene, no por ello es menos importante. Creado en 2005, funcionará inicialmente con tres laboratorios: Síntesis de los Medicamentos, de Productos Naturales Bioactivos y de Bioequivalencia. El laboratorio de Bioequivalencia será el pionero de su género en Venezuela. Allí se analizará la equivalencia química entre medicamentos comerciales y genéricos.

- Formación Avanzada de Recursos Humanos: Orientado a la formación de recursos humanos de alto nivel, maestrías y doctorados, para el desarrollo de la Ciencia y la Tecnología. Para este proyecto se requiere de Bs. 3.645.609.394, los cuales, además de los gastos de personal que ello involucra, están dirigidos a becas para los programas de postgrado en las especialidades de Antropología, Bioquímica, Ecología, Fisiología y Biofísica, Genética Humana, Inmunología y Microbiología, Biología de la Reproducción Humana, Estudios Sociales de la Ciencia, Física, Matemáticas, Química, Física Médica y Modelos Aleatorios.

- Asesorías, Proyectos y Servicios Tecnológicos: Es el encargado de promover y comercializar los servicios y asesorías que presta el IVIC a otras organizaciones de los sectores públicos y privados. Para este programa se requiere de Bs. 2.126.922.700. Es importante señalar, que los ingresos propios que obtiene el Instituto, se generan a través de este proyecto, los cuales también se estima incrementar para 2006.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**136.681.130.720**
Transferencias y Donaciones Corrientes	132.188.787.370
Del Sector Privado	12.661.430.000
Transferencias Corrientes Internas Recibidas del Sector Privado	12.661.430.000
De Empresas Privadas	12.661.430.000
Del Sector Público	119.527.357.370
Transferencias Corrientes Internas Recibidas del Sector Público	119.527.357.370
De la República	119.527.357.370
Venta de Bienes y Servicios de las Administraciones Públicas	2.892.343.350
Venta de Servicios	2.892.343.350
Rentas de la Propiedad	1.600.000.000
Intereses	1.600.000.000
Intereses Internos	1.600.000.000
Intereses por Depósitos	1.600.000.000
Ingresos de Capital	**3.500.000.000**
Recursos Propios de Capital	3.500.000.000
Incremento de la Depreciación y Amortización Acumuladas	3.500.000.000
Fuentes Financieras	**17.739.082.770**
Disminución de la Inversión Financiera	6.006.220.949
Disminución de Otros Activos Financieros	6.006.220.949
Disminución de Disponibilidades	6.006.220.949
Disminución de Caja	6.006.220.949
Incremento de Pasivos	11.732.861.821
Incremento de Otros Pasivos	11.732.861.821
Incremento de Provisiones y Reservas Técnicas	11.732.861.821
Incremento de Provisiones	11.732.861.821
Incremento de Otras Provisiones	11.732.861.821
TOTAL	**157.920.213.490**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**133.107.639.467**
Gastos de Consumo	113.083.940.156
Remuneraciones	89.848.593.513
Sueldos, Salarios y Otras Retribuciones	20.362.820.916
Beneficios y Complementos de Sueldos y Salarios	24.799.842.554
Aportes Patronales	2.282.878.444
Prestaciones Sociales y Otras Indemnizaciones	20.974.622.032
Asistencia Socioeconómica	21.105.071.547
Otros Gastos de Personal	323.358.020
Bienes y Servicios	19.735.346.643
Bienes de Consumo	7.664.715.745
Servicios no Personales	12.070.630.898
Depreciación y Amortización	3.500.000.000
Transferencias y Donaciones Corrientes	20.023.699.311
Al Sector Privado	20.023.699.311
Transferencias Corrientes al Sector Privado	20.023.699.311
Directas a Personas	17.384.031.155
Pensiones y Otros Beneficios Asociados	2.166.881.769
Jubilaciones y Otros Beneficios Asociados	15.164.935.786
Otras Transferencias Directas a Personas	52.213.600
Otras Transferencias Corrientes Internas al Sector Privado	2.639.668.156
Gastos de Capital	**22.362.906.502**
Inversión Real Directa	22.362.906.502
Formación Bruta de Capital Fijo	22.362.906.502
Maquinaria, Equipos y Otros Bienes Muebles	22.362.906.502
Aplicaciones Financieras	**2.449.667.521**
Disminución de Pasivos	2.449.667.521
Disminución de Cuentas y Efectos por Pagar	2.449.667.521
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.449.667.521
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.449.667.521
TOTAL	**157.920.213.490**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0207	Investigación Básica y Aplicada en Química en Áreas Prioritarias para el País: Petróleo, Energías, Medio Ambiente y Salud Pública	Proyecto	29		8.162.072.046		2.369.000.000	10.531.072.046
0204	Investigación y Desarrollo en Medicina Experimental con Énfasis en Inmunológica, Hematología, Genética y Nutrición, Enfocado a la Solución de Problemas de Salud que Afectan a la Población Venezolana	Proyecto	22		3.942.301.281		1.625.000.000	5.567.301.281
0205	Investigación Básica y Aplicada de las Interacciones entre Grupos Humanos (Indígenas, Campesinos y Afrovenezolanos), sus Entornos Ambientales y Socioculturales	Proyecto	19		1.644.708.122			1.644.708.122
0210	Investigación Básica Orientada a la Generación de Nuevos Conocimientos Matemáticos, con un Importante Componente en la Formación de RRHH en estas Areas	Proyecto	10		1.282.684.218		115.500.000	1.398.184.218
0201	Investigación Básica y Aplicada en las Areas de Biología, Fisiología y Bioquímica, Enfocada Hacia Problemas de Importancia Nacional en Materia de Salud Pública	Proyecto	15		6.112.686.632		1.489.200.000	7.601.886.632
0213	Investigación de Nuevos Procesos para la Producción de Crudos Pesados, Extrapesados, Nuevos Procesos de Conversión de Energías y Estudios de Nuevos Materiales de Interés Industrial	Proyecto	7		840.592.463		725.000.000	1.565.592.463

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	Presupuesto 2006
0206	Estudios Sociales de la Ciencia Bajo el Enfoque del Desarrollo Local Endógeno, la Viabildad y Promoción Social de la Ciencia y el Aprovechamiento de las Tecnologías de Información y Comunicación	Proyecto	7		652.144.106		285.050.000	937.194.106
0301	Información y Documentación Científica y Tecnológica a Través de la Biblioteca Marcel Roche, Centro de Excelencia Unesco Para América Latina y el Caribe	Usuario Atendido	480.000		12.437.390.423		14.400.000	12.451.790.423
0203	Investigación Medio Ambiental Básica y Aplicada en Ecosistemas Tropicales y Preservación de la Biodiversidad	Proyecto	41		4.218.446.506		1.745.000.000	5.963.446.506
0209	Servicios de Física Médica y Protección Radiológica a Nivel Nacional, para la Optimización de las Instituciones Públicas y Privadas Vinculadas a estas Areas (Radioterapias, Radiodiagnóstico, Industria, etc.)	Usuario Atendido	10.000		1.334.948.869			1.334.948.869
0202	Investigación y Desarrollo en Microbiología y Biología Celular con Énfasis en Estudios de Dengue, Malaria, Tuberculosis, Diarrea, Hepatitis, Sida, Esquistosomiasis, y Otras Enfermedades Parasitarias, Hongos, Virus de Plantas y Cáncer	Proyecto	19		4.800.261.339		1.490.000.000	6.290.261.339
0212	Investigación Básica y Orientada en: Biología Estructural del Nervio y del Músculo, Biología Molecular (tuberculosis), de Interés Tanto Biológico Como Tecnológico	Proyecto	4		1.705.166.830		770.000.000	2.475.166.830

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	Presupuesto 2006
0401	Formación de Recursos Humanos en Ciencia y Tecnología a Través del Centro de Estudios Avanzados (Calidad de la Educación)	Beneficiario	319		3.645.609.394			3.645.609.394
0101	Ampliación y Mejora de la Infraestructura de la Institución Para el Desarrollo de las Actividades Científico Tecnológico	Obra	4		2.700.000.000		2.036.880.000	4.736.880.000
0208	Investigación Básica y Aplicada en Física con Aplicaciones Temas de Salud Publica, Petróleo, Medio Ambiente y Otras Aplicaciones Industriales	Proyecto	27		4.527.885.132			4.527.885.132
0214	Apoyo a Proyectos de Investigación y Desarrollo Orientados a Fines Estratégicos de la Institución	Proyecto	1		21.138.380.853			21.138.380.853
0501	Prestación de Servicios y Asesorías a los Sectores Públicos y Privados, a Través del Centro Tecnológico	Asesoría	3.362	1.333.543.350	793.379.350			2.126.922.700
0211	Servicio Dedicado a la Producción de Animales de Laboratorio, de Características Genéticas y Sanitarias Especificas	Usuario Atendido	62.400		1.141.974.180			1.141.974.180
0218	Química Medicinal	Proyecto	1		458.642.441			458.642.441
	TOTAL			1.333.543.350	81.539.274.185		12.665.030.000	95.537.847.535

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		27.501.300.334		13.764.561.820	41.265.862.154
02	Gestión Administrativa	3.158.800.000	6.213.489.229		7.470.920.950	16.843.210.179
03	Previsión y Protección Social		4.273.293.622			4.273.293.622
	TOTAL	3.158.800.000	37.988.083.185		21.235.482.770	62.382.365.955

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**897**	**22.507.559.215**
Directivo	28	1.079.689.120
Profesional y Técnico	161	2.367.799.068
Administrativo	127	1.353.458.099
De Investigación	305	15.109.342.382
Obrero	276	2.597.270.546
Personal Fijo a Tiempo Parcial	**4**	**28.093.284**
Medico	4	28.093.284
Personal Contratado	**126**	**2.562.754.755**
Directivo	4	142.327.368
Profesional y Técnico	11	93.231.552
Administrativo	11	74.412.400
De Investigación	100	2.252.783.435
TOTAL	**1.027**	**25.098.407.254**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**290**	**8.002.328.513**
Jubilado	242	7.355.333.558
Pensionado	48	646.994.955
Obrero	**130**	**633.011.068**
Pensionado	130	633.011.068
TOTAL	**420**	**8.635.339.581**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	89.848.593.513
4.02	Materiales, Suministros y Mercancías	7.664.715.745
4.03	Servicios no Personales	12.070.630.898
4.04	Activos Reales	22.362.906.502
4.07	Transferencias y Donaciones	20.023.699.311
4.08	Otros Gastos	3.500.000.000
4.11	Disminución de Pasivos	2.449.667.521
	TOTAL	**157.920.213.490**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**136.681.130.720**
Transferencias y Donaciones Corrientes	132.188.787.370
Del Sector Privado	12.661.430.000
Transferencias Corrientes Internas Recibidas del Sector Privado	12.661.430.000
De Empresas Privadas	12.661.430.000
Del Sector Público	119.527.357.370
Transferencias Corrientes Internas Recibidas del Sector Público	119.527.357.370
De la República	119.527.357.370
Recursos Ordinarios	119.527.357.370
Venta de Bienes y Servicios de las Administraciones Públicas	2.892.343.350
Venta de Servicios	2.892.343.350
Rentas de la Propiedad	1.600.000.000
Intereses	1.600.000.000
Intereses Internos	1.600.000.000
Intereses por Depósitos	1.600.000.000
B. Gastos Corrientes	**133.087.639.467**
Gastos de Consumo	113.063.940.156
Remuneraciones	89.848.593.513
Sueldos, Salarios y Otras Retribuciones	20.362.820.916
Beneficios y Complementos de Sueldos y Salarios	24.799.842.554
Aportes Patronales	2.282.878.444
Prestaciones Sociales y Otras Indemnizaciones	20.974.622.032
Asistencia Socioeconómica	21.105.071.547
Otros Gastos de Personal	323.358.020
Bienes y Servicios	19.735.346.643
Bienes de Consumo	7.664.715.745
Servicios no Personales	12.070.630.898
Depreciación y Amortización	3.500.000.000
Variación de Existencias	(20.000.000)
Transferencias y Donaciones Corrientes	20.023.699.311
Al Sector Privado	20.023.699.311
Transferencias Corrientes al Sector Privado	20.023.699.311
Directas a Personas	17.384.031.155
Pensiones y Otros Beneficios Asociados	2.166.881.769
Jubilaciones y Otros Beneficios Asociados	15.164.935.786
Otras Transferencias Directas a Personas	52.213.600
Otras Transferencias Corrientes Internas al Sector Privado	2.639.668.156
C. Resultado Económico: Ahorro/(Desahorro)	**3.593.491.253**
II. Cuenta Capital	
A. Ingresos de Capital	**7.093.491.253**
Recursos Propios de Capital	7.093.491.253
Ahorro en la Cuenta Corriente	3.593.491.253
Incremento de la Depreciación y Amortización Acumuladas	3.500.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**22.382.906.502**
Inversión Real Directa	22.382.906.502
Formación Bruta de Capital Fijo	22.362.906.502
Maquinaria, Equipos y Otros Bienes Muebles	22.362.906.502
Incremento de Existencias	20.000.000
De Materias Primas y Materiales y Suministros	20.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(15.289.415.249)**
III. Cuenta Financiera	
A. Fuentes Financieras	**17.739.082.770**
Disminución de la Inversión Financiera	6.006.220.949
Disminución de Otros Activos Financieros	6.006.220.949
Disminución de Disponibilidades	6.006.220.949
Disminución de Caja	6.006.220.949
Incremento de Pasivos	11.732.861.821
Incremento de Otros Pasivos	11.732.861.821
Incremento de Provisiones y Reservas Técnicas	11.732.861.821
Incremento de Provisiones	11.732.861.821
Incremento de Otras Provisiones	11.732.861.821
B. Aplicaciones Financieras	**17.739.082.770**
Disminución de Pasivos	2.449.667.521
Disminución de Cuentas y Efectos por Pagar	2.449.667.521
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.449.667.521
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.449.667.521
Déficit Financiero	15.289.415.249

A0191
Fundación Venezolana de Promoción del Investigador (FVPI)

FUNDACION VENEZOLANA DE PROMOCION DEL INVESTIGADOR (FVPI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Los recursos presupuestarios estimados para el ejercicio fiscal 2006, de la Fundación Venezolana de Promoción del Investigador (FVPI), ascienden a la cantidad de Veinticinco Mil Seiscientos Millones Ochocientos Setenta y Siete Mil Setecientos Cuarenta y Un Bolívares (Bs. 25.600.877.741).

El presupuesto de gasto del ejercicio 2006 se formuló en atención a las Líneas Generales del Plan Nacional de Desarrollo Económico y Social de la Nación 2001-2007, al Plan Nacional de Ciencia, Tecnología e Innovación; los programas del Ministerio de Ciencia y Tecnología; los objetivos estratégicos definidos por el Ejecutivo Nacional; así como, a los objetivos definidos en los estatutos de esta Fundación.

La Fundación tiene como misión, contribuir al fortalecimiento y desarrollo de la carrera del investigador científico y tecnológico, en todos los ámbitos de las instituciones de educación superior y de investigación del sector público y privado, de manera que esta actividad sea más atractiva a las nuevas generaciones y sea apreciada y estimada en el entorno social, económico, cultural y político de la sociedad venezolana, así como; estimular la productividad de la investigación de alta calidad y pertinencia social, científica y tecnológica en las instituciones de educación superior y del sector público y privado, preservando y contribuyendo a estimular la planta de científicos y tecnólogos existentes en la actualidad; colaborar con el Estado, y en general con la sociedad venezolana, facilitando la información sobre el recurso humano disponible en el país, en materia de investigación científica y tecnológica, para atender las áreas de trabajo y problemas donde se requiera la competencia de los investigadores.

Tiene como visión: Una organización de excelencia en el desarrollo y apoyo a la investigación científica y tecnológica del país y contribuir a impulsar la masa critica de investigadores de alto nivel para atender la solución de problemas donde éstos se requieran y como factores determinantes del desarrollo de la Nación.

En este sentido, el Presupuesto de Gastos para el ejercicio fiscal 2006, está destinado a financiar los siguientes Proyectos y Acciones Centralizadas:

DESCRIPCIÓN	MONTO EN BS.
PROYECTOS	**24.588.423.994**
Promoción y Estímulo al Investigador (PPI)	23.511.775.709
Estímulo a Grupo de Investigación con Actividades Relacionadas con el Desarrollo Endógeno (PEGIDE)	251.000.000
Cátedra Simón Bolívar de Ciencia y Tecnología	185.520.000
Red Scienti Venezuela-Plataforma CVLAC	460.128.285
Academia Venezolana de Ciencias	180.000.000
ACCIONES CENTRALIZADAS	**1.012.453.747**
Gestión administrativa	1.012.453.747
TOTAL	**25.600.877.741**

Metas a Alcanzar:

- El Proyecto Promoción y estímulo del investigador tiene como objetivo estimular la productividad de la investigación de alta calidad y pertinencia social, científica y tecnológica en las instituciones de Educación Superior del Sector Público y Privado, contribuyendo al desarrollo de la planta de científicos y tecnólogos que requiere el país. Se tiene contemplado incrementar de 3.717 en el año 2005 a 4.500 en el año 2006, el número de investigadores acreditados en el Programa.

- Para el período 2006, se continuará con la formulación y puesta en marcha del proyecto Estímulo a Grupo de Investigación en Actividades Relacionadas con Desarrollo Endógeno (PEGIDE), para formar equipos transdisciplinarios de investigadores, que colaboren con la solución de problemas de la comunidad y a detectar los problemas donde se requiera su competencia en el área de C y T.

- El proyecto Creación de la Cátedra Simón Bolívar de Ciencia y Tecnología y sus aplicaciones para el ejercicio 2006, pretende afianzar y fortalecer la experiencia iniciada en 2005, ampliando el número de integrantes de la cátedra y el radio de acción. Esta cátedra estará conformada por investigadores pertenecientes a los niveles III y IV acreditados en el PPI y pretende apoyar a los postgrados nacionales, en particular a los menos consolidados, contribuyendo a la formación de la generación de relevo. Se ha estimado una meta de la incorporación de 320 alumnos de postgrado a nivel nacional.

- El proyecto Red Scienti Venezuela-Plataforma CVLAC es una herramienta que pretende normalizar las currículas de los profesionales y técnicos Venezolanos, en todas las áreas del conocimiento. Este proyecto fue iniciado por el MCT y transferido en junio 2005 a esta Fundación. Para el ejercicio 2006 se aspira la incorporación de 5.000 currículas en la Plataforma CVLAC.

- El Proyecto Academia Venezolana de Ciencias, está concebida para promover la investigación científica y tecnológica que se desarrolla en el país; así como, fomentar la difusión e intercambio de material científico y tecnológico entre las diferentes instituciones y los entes científicos del país y contribuir con el Estado en discutir y contrastar soluciones sobre problemas de la ciencia y la investigación de carácter nacional. Se aspira para el período 2006, sentar las bases de este Proyecto.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**25.573.157.741**
Transferencias y Donaciones Corrientes	25.293.157.741
Del Sector Público	25.293.157.741
Transferencias Corrientes Internas Recibidas del Sector Público	25.293.157.741
De la República	25.293.157.741
Rentas de la Propiedad	280.000.000
Intereses	280.000.000
Intereses Internos	280.000.000
Intereses por Depósitos	280.000.000
Ingresos de Capital	**27.720.000**
Recursos Propios de Capital	27.720.000
Incremento de la Depreciación y Amortización Acumuladas	27.720.000
TOTAL	**25.600.877.741**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**25.061.877.741**
Gastos de Consumo	2.667.462.141
Remuneraciones	1.180.697.155
Sueldos, Salarios y Otras Retribuciones	550.917.725
Aportes Patronales	20.678.760
Prestaciones Sociales y Otras Indemnizaciones	243.068.545
Asistencia Socioeconómica	234.418.958
Otros Gastos de Personal	131.613.167
Bienes y Servicios	1.459.044.986
Bienes de Consumo	183.091.340
Servicios no Personales	1.275.953.646
Depreciación y Amortización	27.720.000
Transferencias y Donaciones Corrientes	22.394.415.600
Al Sector Privado	22.394.415.600
Transferencias Corrientes al Sector Privado	22.394.415.600
Directas a Personas	22.394.415.600
Otras Transferencias Directas a Personas	22.394.415.600
Gastos de Capital	**259.000.000**
Inversión Real Directa	259.000.000
Formación Bruta de Capital Fijo	259.000.000
Edificios e Instalaciones	164.000.000
Maquinaria, Equipos y Otros Bienes Muebles	95.000.000
Aplicaciones Financieras	**280.000.000**
Inversión Financiera	280.000.000
Incremento de Otros Activos Financieros	280.000.000
Incremento de Disponibilidades	280.000.000
Incremento de Bancos	280.000.000
TOTAL	**25.600.877.741**

RESUMEN DE PROYECTOS (En Bolívares)

Cod.	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A019101	Promoción y Estimulo al Investigador (PPI)	Beca	4.500		23.511.775.709			23.511.775.709
A019102	Estimulo a Grupos de Investigación con Actividades Relacionadas con el Desarrollo Endógeno (PEGIDE)	Taller/ Jornada/ Reunión	6		251.000.000			251.000.000
A019103	Cátedra Simón Bolivar de Ciencia y Tecnología	Alumno Incorporado	320		185.520.000			185.520.000
A019104	Red Scienti Venezuela -Plataforma CVLAC	Registro	5.000		460.128.285			460.128.285
A019105	Academia Venezolana de Ciencias	Documento	1		180.000.000			180.000.000
	TOTAL				**24.588.423.994**			**24.588.423.994**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
02	Gestión Administrativa	280.000.000	704.733.747		27.720.000	1.012.453.747
	TOTAL	**280.000.000**	**704.733.747**		**27.720.000**	**1.012.453.747**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**20**	**311.739.875**
- Directivo	2	74.659.670
- Profesional y Técnico	8	116.019.840
- Administrativo	10	121.060.365
Personal Contratado	**6**	**117.600.000**
- Profesional y Técnico	6	117.600.000
TOTAL	**26**	**429.339.875**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.180.697.155
4.02	Materiales, Suministros y Mercancías	183.091.340
4.03	Servicios no Personales	1.275.953.646
4.04	Activos Reales	259.000.000
4.05	Activos Financieros	280.000.000
4.07	Transferencias y Donaciones	22.394.415.600
4.08	Otros Gastos	27.720.000
	TOTAL	**25.600.877.741**

CAPITULO III
CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**25.573.157.741**
Transferencias y Donaciones Corrientes	25.293.157.741
Del Sector Público	25.293.157.741
Transferencias Corrientes Internas Recibidas del Sector Público	25.293.157.741
De la República	25.293.157.741
Recursos Ordinarios	25.293.157.741
Rentas de la Propiedad	280.000.000
Intereses	280.000.000
Intereses Internos	280.000.000
Intereses por Depósitos	280.000.000
B. Gastos Corrientes	**25.061.877.741**
Remuneraciones	1.180.697.155
Sueldos, Salarios y Otras Retribuciones	550.917.725
Aportes Patronales	20.678.760
Prestaciones Sociales y Otras Indemnizaciones	243.068.545
Asistencia Socioeconómica	234.418.958
Otros Gastos de Personal	131.613.167
Bienes y Servicios	1.459.044.986
Bienes de Consumo	183.091.340
Servicios no Personales	1.275.953.646
Depreciación y Amortización	27.720.000
Transferencias y Donaciones Corrientes	22.394.415.600
Al Sector Privado	22.394.415.600
Transferencias Corrientes al Sector Privado	22.394.415.600
Directas a Personas	22.394.415.600
Otras Transferencias Directas a Personas	22.394.415.600
C. Resultado Económico: Ahorro/(Desahorro)	**511.280.000**
II. Cuenta Capital	
A. Ingresos de Capital	**539.000.000**
Recursos Propios de Capital	539.000.000
Ahorro en la Cuenta Corriente	511.280.000
Incremento de la Depreciación y Amortización Acumuladas	27.720.000
B. Gastos de Capital	**259.000.000**
Inversión Real Directa	259.000.000
Formación Bruta de Capital Fijo	259.000.000
Edificios e Instalaciones	164.000.000
Maquinaria, Equipos y Otros Bienes Muebles	95.000.000
C. Resultado Financiero:Superávit/(Déficit)	**280.000.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**280.000.000**
Superávit Financiero	280.000.000
B. Aplicaciones Financieras	**280.000.000**
Inversión Financiera	280.000.000
Incremento de Otros Activos Financieros	280.000.000
Incremento de Disponibilidades	280.000.000
Incremento de Bancos	280.000.000

A0209

Centro Nacional de Tecnologías de Información

(CNTI)

CENTRO NACIONAL DE TECNOLOGÍAS DE INFORMACIÓN (CNTI)

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Centro Nacional de Tecnologías de Información (CNTI), fue creado mediante Decreto N° 737 de fecha 22 de marzo de 2002, siendo actualmente un ente público descentralizado sin fines empresariales, adscrito al Ministerio de Ciencia y Tecnología, cuyas competencias le confieren un papel de primer orden en las políticas del Estado Venezolano, dirigidas a promover las tecnologías de información y comunicación en diversos ámbitos.

El CNTI tiene como misión generar, impulsar y asegurar el uso efectivo, la cultura, el desarrollo y la excelencia del conocimiento y sus aplicaciones, asociadas a las tecnologías de información y comunicación, dirigidas a lograr la transformación y el progreso del país y de la región latinoamericana.

Su visión es ser una institución de vanguardia en tecnologías de información y comunicación, reconocida por su contribución a la construcción de la sociedad del conocimiento.

El CNTI ha definido como Objetivos Estratégicos para el año 2006, los siguientes:

1. Promover en la sociedad la democratización del acceso al conocimiento y el desarrollo de las comunidades, apoyadas en el uso y aplicación de las Tecnologías de Información y Comunicación.

2. Potenciar al CNTI como una organización ágil, eficiente, dinámica y con una alta capacidad de respuesta a las necesidades de la sociedad y del Estado, en materia de Tecnologías de Información y Comunicación.

3. Apoyar la transformación del Estado, mediante la instrumentación del Gobierno Electrónico (e-Gob), considerando los mecanismos de regulación tecnológica, contenidos, formación y procesos.

4. Facilitar a los sectores económicos los mecanismos de incorporación, uso y aplicación de las Tecnologías de Información y Comunicación (TIC), para incrementar su productividad y competitividad en el marco de la nueva economía.

5. Contribuir con la educación y la formación del capital humano en el uso y aplicación de las Tecnologías de Información y Comunicación (TIC).

6. Potenciar la investigación, desarrollo e innovación en el uso y aplicación de las Tecnologías de Información y Comunicación (TIC), mediante la integración de redes y los esfuerzos del sector gobierno, privado, académico y científico nacional e internacional.

Todo estos Objetivos Estratégicos del CNTI han sido orientados y vinculados a los Objetivos Estratégicos definidos en el marco de la Nueva Etapa del Gobierno Nacional.

Metas del CNTI :

El CNTI se encuentra inmerso en un acelerado proceso de cambios, orientados a garantizar a corto plazo, condiciones que aseguren concretar ambiciosos proyectos en el área de Tecnologías de Información y Comunicación, enmarcados en los lineamientos y políticas de Estado Venezolano; para ello se ha planteado como metas para el ejercicio fiscal 2006, continuar con el impulso hacia la democratización del acceso a la información y su contribución a la creación de la sociedad del conocimiento, mediante el fortalecimiento de la operatividad de mas de 343 Infocentros, instalados a nivel nacional y su articulación con las comunidades vinculadas a ellos, de manera de lograr el emponderamiento de esas comunidades y garantizar su participación activa en pro del desarrollo social y económico del país; así mismo, se tiene como meta prioritaria el aseguramiento de la operatividad y conectividad de las 5 Plataformas Tecnológicas que administra el CNTI como son: REACCIUN, REACCIUN2, Red de Infocentros, Red de Alcaldía Digital y Red Inalámbrica de Servicios de Información y Comunicación a nivel Nacional y el apoyo al fortalecimiento de la gestión pública integrada al Gobierno Electrónico, a través de la aplicación de mas de 15 proyectos y acciones especificas, en materia de Tecnologías de Información y Comunicación, para la satisfacción de necesidades de organismos públicos y ciudadanía en general. También se tiene previsto como meta la formación de mas de 5.100 personas en Software Libre, Redes Telemáticas y en el uso y aplicación de las Tecnologías de Información y Comunicación.

La política a seguir en lo referente a la contraprestación del servicio de conectividad y contenido en la Red REACCIUN, a las instituciones del quehacer público, científico, técnico, educativo y aquellas que el Ejecutivo Nacional asigne al CNTI, estará orientada a :

- Recuperar de cada una de las instituciones a las cuales el CNTI/REACCIUN beneficia, el costo directamente relacionado al servicio de acceso y conexión dedicada.

- En lo referente al proyecto de descentralización de los Nodos Regionales conectados a la Red, específicamente la conexión discada de acceso a la misma, cada uno de éstos Nodos deberá comprometerse a promover y difundir el uso intensivo de las Tecnologías de Información y Telecomunicaciones en sus respectivas regiones, a fin de hacer uso efectivo del costo/beneficio de dicha conectividad, generando ingresos y potenciando a su vez los sectores Educación, Ciencia y Tecnología.

- Aumentar agresivamente la base de usuarios a través de un esfuerzo de difusión de nuestros servicios y productos. Utilizar la experiencia acumulada por nuestros recursos humanos existentes y recuperar las inversiones realizadas a la fecha en proyectos de Tecnología de Información y, Telecomunicaciones y de valor agregado.

- Aplicar una agresiva política de cobranzas y generación de recursos adicionales, que permitan financiar los gastos operativos de la Red REACCIUN.

En lo relativo al destino de los recursos, el Presupuesto de Gastos e Inversión, estará orientado hacia los siguientes Objetivos:

- Proporcionar un medio económico, rápido, confiable, sencillo y eficaz, para el acceso e intercambio del conocimiento entre las comunidades académica, científica y tecnológica, educación en general, así como también entre las diferentes instituciones del Estado Venezolano, en los niveles nacional, regional y local, y en aquellas áreas de Tecnologías de información y Comunicación que la sociedad venezolana requiera, en función de lograr la participación ciudadana en la toma de decisiones, para mejorar la calidad de vida, a través de la utilización y aplicación de estas nuevas tecnologías.

- Modernizar, ampliar y consolidar la capacidad de los puntos de presencia de las Redes Telemáticas que administra en CNTI, en cada una de las ciudades del país en donde actualmente existen enlaces.

- Ampliar la cobertura de las Redes Telemáticas que administra el CNTI, la prestación de servicios Internet y soporte tecnológico en hardware y software a los usuarios de la red.

- Actualizar el enlace interurbano, intra-urbanos e internacional, mejorando la calidad y velocidad de transmisión.

- Capacitar y adiestrar a los potenciales usuarios de la Red, en el uso y manejo de los equipos y programas que utilizan la Red.

- Incentivar el tratamiento de información con valor agregado para incorporarlas a los servicios que debe prestar la Red.

- Mantener operativa la Red de Infocentros, promoviendo de esta manera la democratización del acceso al conocimiento y el desarrollo de las comunidades.

- Apoyar la transformación del Estado mediante la instrumentación del Gobierno Electrónico (e-Gob.)

- Potenciar la investigación, desarrollo e innovación en el uso y aplicaciones de las Tecnologías de Información y Comunicación, mediante la integración de redes.

- Brindar apoyo y asistencia técnica al Estado en el uso y aplicación de Tecnologías de Información.

Cabe destacar, que en el nuevo enfoque de gestión de los Infocentros, la operatividad estará a cargo del CNTI, por lo que sus costos de funcionamiento deberán ser aportados por el organismo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**59.872.909.318**
Transferencias y Donaciones Corrientes	52.502.360.692
Del Sector Público	52.502.360.692
Transferencias Corrientes Internas Recibidas del Sector Público	52.502.360.692
De la República	52.502.360.692
Venta de Bienes y Servicios de las Administraciones Públicas	5.472.916.988
Venta de Servicios	5.472.916.988
Ingresos de Operación	1.897.631.638
Otros Ingresos de Operación	1.897.631.638
Ingresos de Capital	**736.000.000**
Recursos Propios de Capital	736.000.000
Incremento de la Depreciación y Amortización Acumuladas	736.000.000
Fuentes Financieras	**6.228.796.923**
Disminución de la Inversión Financiera	6.228.796.923
Disminución de Otros Activos Financieros	6.228.796.923
Disminución de Disponibilidades	5.032.992.123
Disminución de Bancos	4.228.796.923
Disminución de Inversiones Temporales	804.195.200
Disminución de Cuentas por Cobrar a Corto Plazo	1.195.804.800
Disminución de Cuentas Comerciales por Cobrar	1.195.804.800
TOTAL	**66.837.706.241**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**60.966.246.527**
Gastos de Consumo	60.366.246.527
Remuneraciones	29.395.578.586
Sueldos, Salarios y Otras Retribuciones	11.760.670.439
Beneficios y Complementos de Sueldos y Salarios	5.621.972.555
Aportes Patronales	891.496.776
Prestaciones Sociales y Otras Indemnizaciones	5.434.287.835
Asistencia Socioeconómica	5.674.950.981
Otros Gastos de Personal	12.200.000
Bienes y Servicios	30.051.667.941
Bienes de Consumo	1.940.402.842
Servicios no Personales	28.111.265.099
Depreciación y Amortización	736.000.000
Provisiones y Otros Gastos	183.000.000
Cuentas Incobrables	183.000.000
Transferencias y Donaciones Corrientes	600.000.000
Al Sector Privado	600.000.000
Transferencias Corrientes al Sector Privado	600.000.000
Directas a Personas	600.000.000
Jubilaciones y Otros Beneficios Asociados	600.000.000
Gastos de Capital	**5.871.459.714**
Inversión Real Directa	5.871.459.714
Formación Bruta de Capital Fijo	5.621.459.714
Edificios e Instalaciones	150.000.000
Maquinaria, Equipos y Otros Bienes Muebles	5.471.459.714
Bienes Intangibles	250.000.000
TOTAL	**66.837.706.241**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
27262	Aseguramiento de la Operatividad y Conectividad de las Redes Telemáticas del CNTI	Plataforma / Equipo	6		22.353.852.132			22.353.852.132
26310	Fortalecimiento de la Gestión Pública Integrada en el Gobierno Electrónico a Través de la Aplicación de Tecnologías y Sistemas de Información en Oportuno Soporte Para la Satisfacción de Necesidades de Organismos y Ciudadanía	Servicio	12		8.022.057.274			8.022.057.274
26243	Fortalecimiento de la red de Educación en Venezuela mediante la Formación de Capital Humano en el Uso y Aplicación de Tic (Portales Educativos y Academias de Formación en Software Libre y Redes)	Persona	5.495		2.002.057.368			2.002.057.368
26919	Fortalecimiento de la Red Social del Conocimiento en Infocentros mediante el Abordaje Comunitario en pro del Emponderamiento de la Ciudadanía	Curso	4.000		12.422.846.449			12.422.846.449
S/c 1	Incorporación de Nuevas Alcaldías a la Red Alcaldía Digital	Plataforma / Equipo	120				1.919.130.883	1.919.130.883
S/c 2	Incorporación de Nuevos Infocentros a la Red	Plataforma / Equipo	59				2.309.666.040	2.309.666.040
	TOTAL				**44.800.813.223**		**4.228.796.923**	**49.029.610.146**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.368.886.503		2.736.000.000	9.104.886.503
02	Gestión Administrativa	7.170.548.626	1.332.660.966			8.503.209.592
03	Previsión y Protección Social	200.000.000				200.000.000
	TOTAL	7.370.548.626	7.701.547.469		2.736.000.000	17.808.096.095

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**252**	**7.254.070.439**
Directivo	11	774.970.124
Profesional y Técnico	218	6.130.255.049
Administrativo	13	241.972.198
Obrero	10	106.873.068
Personal Contratado	**471**	**4.438.400.000**
Profesional y Técnico	471	4.438.400.000
TOTAL	**723**	**11.692.470.439**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**5**	**76.800.000**
Jubilado	5	76.800.000
Obrero	**2**	**17.280.000**
Jubilado	2	17.280.000
TOTAL	**7**	**94.080.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	29.395.578.586
4.02	Materiales, Suministros y Mercancías	1.940.402.842
4.03	Servicios no Personales	28.111.265.099
4.04	Activos Reales	5.871.459.714
4.07	Transferencias y Donaciones	600.000.000
4.08	Otros Gastos	919.000.000
	TOTAL	**66.837.706.241**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**59.872.909.318**
Transferencias y Donaciones Corrientes	52.502.360.692
Del Sector Público	52.502.360.692
Transferencias Corrientes Internas Recibidas del Sector Público	52.502.360.692
De la República	52.502.360.692
Recursos Ordinarios	52.502.360.692
Venta de Bienes y Servicios de las Administraciones Públicas	5.472.916.988
Venta de Servicios	5.472.916.988
Ingresos de Operación	1.897.631.638
Otros Ingresos de Operación	1.897.631.638
B. Gastos Corrientes	**60.966.246.527**
Gastos de Consumo	60.366.246.527
Remuneraciones	29.395.578.586
Sueldos, Salarios y Otras Retribuciones	11.760.670.439
Beneficios y Complementos de Sueldos y Salarios	5.621.972.555
Aportes Patronales	891.496.776
Prestaciones Sociales y Otras Indemnizaciones	5.434.287.835
Asistencia Socioeconómica	5.674.950.981
Otros Gastos de Personal	12.200.000
Bienes y Servicios	30.051.667.941
Bienes de Consumo	1.940.402.842
Servicios no Personales	28.111.265.099
Depreciación y Amortización	736.000.000
Provisiones y Otros Gastos	183.000.000
Cuentas Incobrables	183.000.000
Transferencias y Donaciones Corrientes	600.000.000
Al Sector Privado	600.000.000
Transferencias Corrientes al Sector Privado	600.000.000
Directas a Personas	600.000.000
Jubilaciones y Otros Beneficios Asociados	600.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**(1.093.337.209)**
II. Cuenta Capital	
A. Ingresos de Capital	**(357.337.209)**
Recursos Propios de Capital	(357.337.209)
Desahorro en la Cuenta Corriente	(1.093.337.209)
Incremento de la Depreciación y Amortización Acumuladas	736.000.000
B. Gastos de Capital	**5.871.459.714**
Inversión Real Directa	5.871.459.714
Formación Bruta de Capital Fijo	5.621.459.714

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Edificios e Instalaciones	150.000.000
Maquinaria, Equipos y Otros Bienes Muebles	5.471.459.714
Bienes Intangibles	250.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(6.228.796.923)**
III. Cuenta Financiera	
A. Fuentes Financieras	**6.228.796.923**
Disminución de la Inversión Financiera	6.228.796.923
Disminución de Otros Activos Financieros	6.228.796.923
Disminución de Disponibilidades	5.032.992.123
Disminución de Bancos	4.228.796.923
Disminución de Inversiones Temporales	804.195.200
Disminución de Cuentas por Cobrar a Corto Plazo	1.195.804.800
Disminución de Cuentas Comerciales por Cobrar	1.195.804.800
B. Aplicaciones Financieras	**6.228.796.923**
Resultado Financiero: Déficit	6.228.796.923

A0303
Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)

FUNDACIÓN CENTRO DE INVESTIGACIONES DEL ESTADO PARA LA PRODUCCIÓN EXPERIMENTAL AGROINDUSTRIAL (CIEPE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La fundación tiene como misión servir de apoyo a la promoción y desarrollo de la industria nacional, con énfasis en los procesos tecnológicos; de igual forma, cubrir las necesidades del área agroindustrial para satisfacer la demanda potencial de las empresas alimentarías, así como también cooperativas, asociaciones civiles, personas u otras instituciones públicas o privadas que lo requieran, aplicando una política de precios y tarifas ajustada a la evolución del mercado, a fin de lograr la competitividad a través de los servicios que presta, tales como formulación y evaluación de proyectos, asesoría integral agroindustrial, análisis de laboratorio, capacitación y adiestramiento, entre otros, contribuyendo así con la seguridad alimentaria de Venezuela y cumplir con los lineamientos contemplados en el Plan de Desarrollo de la Nación.

La Fundación CIEPE previó para el ejercicio fiscal 2006 un presupuesto total de Bs. 8.952,1 millones, que permitirán cubrir las necesidades de la Institución para su normal funcionamiento, así como también la ejecución de los proyectos de investigación y desarrollo formulados en el Plan Operativo Anual 2006.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**8.702.086.188**
Transferencias y Donaciones Corrientes	7.513.934.350
Del Sector Público	7.513.934.350
Transferencias Corrientes Internas Recibidas del Sector Público	7.513.934.350
De la República	7.513.934.350
Recursos Ordinarios	7.513.934.350
Venta de Bienes y Servicios de las Administraciones Públicas	1.164.651.838
Venta de Servicios	1.164.651.838
Ingresos de Operación	3.000.000
Ingresos Financieros de Instituciones Financieras	3.000.000
Otros Ingresos	20.500.000
Otros Ingresos Ajenos a la Operación	20.500.000
Ingresos de Capital	**100.000.000**
Recursos Propios de Capital	100.000.000
Incremento de la Depreciación y Amortización Acumuladas	100.000.000
Fuentes Financieras	**150.000.000**
Disminución de la Inversión Financiera	150.000.000
Disminución de Otros Activos Financieros	150.000.000
Disminución de Disponibilidades	110.000.000
Disminución de Bancos	110.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	40.000.000
Disminución de Cuentas Comerciales por Cobrar	40.000.000
TOTAL	**8.952.086.188**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**6.629.657.217**
Gastos de Consumo	6.510.830.217
Remuneraciones	2.684.465.945
Sueldos, Salarios y Otras Retribuciones	1.106.968.964
Beneficios y Complementos de Sueldos y Salarios	379.282.931
Aportes Patronales	98.436.679
Prestaciones Sociales y Otras Indemnizaciones	190.780.474
Asistencia Socioeconómica	903.996.897
Otros Gastos de Personal	5.000.000
Bienes y Servicios	3.726.364.272
Bienes de Consumo	1.656.317.066
Servicios no Personales	2.070.047.206
Depreciación y Amortización	100.000.000
Transferencias y Donaciones Corrientes	118.827.000
Al Sector Privado	116.827.000
Transferencias Corrientes al Sector Privado	116.827.000
Directas a Personas	116.827.000
Jubilaciones y Otros Beneficios Asociados	115.827.000
Otras Transferencias Directas a Personas	1.000.000
Al Sector Público	2.000.000
Donaciones Corrientes al Sector Público	2.000.000
A los Entes Descentralizados sin Fines Empresariales	2.000.000
Gastos de Capital	**2.172.428.971**
Inversión Real Directa	2.172.428.971
Formación Bruta de Capital Fijo	2.164.188.971
Maquinaria, Equipos y Otros Bienes Muebles	1.461.688.971
Construcciones de Bienes de Dominio Público	702.500.000
Bienes Intangibles	8.240.000
Aplicaciones Financieras	**150.000.000**
Disminución de Pasivos	150.000.000
Disminución de Cuentas y Efectos por Pagar	150.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	150.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	150.000.000
TOTAL	**8.952.086.188**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
22983	Calidad Microbiológica de los Productos Alimenticios	Informe	1		52.005.736			52.005.736
22986	Capacitación Para la Elaboración de Productos Lácteos y Cárnicos a Nivel Artesanal	Capacitación	1		36.120.000			36.120.000
22805	Ambiente y Control de Aguas	Informe	6		369.151.830			369.151.830
23027	Creación de la Unidad de Planificación y Prospectiva Estratégica	Oficina	1		52.385.000			52.385.000
23004	Sistema de Evaluación del Desempeño	Sistema	1		125.982.000			125.982.000
22431	Laboratorio de Migraciones	Oficina	1		94.860.000			94.860.000
22969	Biotecnologías Apropiadas en el Proceso de Evaluación y Trasformación de Rubros Agrícolas	Informe	1		702.375.419			702.375.419
22946	Seguridad Alimentaria en los Rubros Prioritarios	Informe	1		421.890.276			421.890.276
22716	Seguridad Alimentaria en el Rubro Acuícola	Procesado	2		300.298.631			300.298.631
22799	Estudios Tecnoeconómicos	Informe	4		69.666.196			69.666.196
22932	Mantenimiento	Mantenimiento Realizado	3		2.482.372.720			2.482.372.720
22936	Seguridad Alimentaria en el Rubro de Frutas y Hortalizas	Proyecto	2		593.814.600			593.814.600

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
22968	Estudio Integral del Procesamiento de la Sábila	Informe	1		418.270.000			418.270.000
	TOTAL				5.719.192.408			5.719.192.408

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	157.130.880	1.794.741.942			1.951.872.822
02	Gestión Administrativa	915.193.958			250.000.000	1.165.193.958
03	Previsión y Protección Social	115.827.000				115.827.000
	TOTAL	1.188.151.838	1.794.741.942		250.000.000	3.232.893.780

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**85**	**919.968.964**
Directivo	2	69.560.000
Profesional y Técnico	45	482.862.000
Administrativo	12	79.857.446
De Investigación	11	209.406.000
Obrero	15	78.283.518
Personal Contratado	**18**	**175.000.000**
Profesional y Técnico	8	60.000.000
De Investigación	7	100.000.000
Obrero	3	15.000.000
TOTAL	**103**	**1.094.968.964**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**7**	**34.020.000**
Jubilado	7	34.020.000
TOTAL	**7**	**34.020.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.684.465.945
4.02	Materiales, Suministros y Mercancías	1.656.317.066
4.03	Servicios no Personales	2.070.047.206
4.04	Activos Reales	2.172.428.971
4.07	Transferencias y Donaciones	118.827.000
4.08	Otros Gastos	100.000.000
4.11	Disminución de Pasivos	150.000.000
	TOTAL	**8.952.086.188**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.702.086.188**
Transferencias y Donaciones Corrientes	7.513.934.350
Del Sector Público	7.513.934.350
Transferencias Corrientes Internas Recibidas del Sector Público	7.513.934.350
De la República	7.513.934.350
Recursos Ordinarios	7.513.934.350
Venta de Bienes y Servicios de las Administraciones Públicas	1.164.651.838
Venta de Servicios	1.164.651.838
Ingresos de operación	3.000.000
Ingresos Financieros de Instituciones Financieras	3.000.000
Otros Ingresos	20.500.000
Otros Ingresos Ajenos a la Operación	20.500.000
B. Gastos Corrientes	**6.629.657.217**
Remuneraciones	2.684.465.945
Sueldos, Salarios y Otras Retribuciones	1.106.968.964
Beneficios y Complementos de Sueldos y Salarios	379.282.931
Aportes Patronales	98.436.679
Prestaciones Sociales y Otras Indemnizaciones	190.780.474
Asistencia Socioeconómica	903.996.897
Otros Gastos de Personal	5.000.000
Bienes y Servicios	3.726.364.272
Bienes de Consumo	1.656.317.066
Servicios no Personales	2.070.047.206
Depreciación y Amortización	100.000.000
Transferencias y Donaciones Corrientes	118.827.000
Al Sector Privado	116.827.000
Transferencias Corrientes al Sector Privado	116.827.000
Directas a Personas	116.827.000
Jubilaciones y Otros Beneficios Asociados	115.827.000
Otras Transferencias Directas a Personas	1.000.000
Al Sector Público	2.000.000
Donaciones Corrientes al Sector Público	2.000.000
A los Entes Descentralizados sin Fines Empresariales	2.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**2.072.428.971**
II. Cuenta Capital	
A. Ingresos de Capital	**2.172.428.971**
Recursos Propios de Capital	2.172.428.971
Ahorro en la Cuenta Corriente	2.072.428.971
Incremento de la Depreciación y Amortización Acumuladas	100.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**2.172.428.971**
Inversión Real Directa	2.172.428.971
Formación Bruta de Capital Fijo	2.164.188.971
Maquinaria, Equipos y Otros Bienes Muebles	1.461.688.971
Construcciones de Bienes de Dominio Público	702.500.000
Bienes Intangibles	8.240.000
III. Cuenta Financiera	
A. Fuentes Financieras	**150.000.000**
Disminución de la Inversión Financiera	150.000.000
Disminución de Otros Activos Financieros	150.000.000
Disminución de Disponibilidades	110.000.000
Disminución de Bancos	110.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	40.000.000
Disminución de Cuentas Comerciales por Cobrar	40.000.000
B. Aplicaciones Financieras	**150.000.000**
Disminución de Pasivos	150.000.000
Disminución de Cuentas y Efectos por Pagar	150.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	150.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	150.000.000

A0313
Fundación Instituto Internacional de Estudios Avanzados (IDEA)

FUNDACIÓN INSTITUTO INTERNACIONAL DE ESTUDIOS AVANZADOS (IDEA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Instituto de Estudios Avanzados (IDEA), ha formulado su presupuesto por proyectos, de acuerdo a las directrices del Ejecutivo Nacional, el cual asciende a Diecisiete Mil Novecientos Ochenta y Cuatro Millones Doscientos Un Mil Quinientos Sesenta y Cinco Bolívares (Bs. 17.984.201.565).

En atención a la directriz del Ejecutivo Nacional en la reducción del gasto, se orientarán los recursos hacia los proyectos básicos y su incidencia sobre los diferentes rubros de costos y gastos.

Debido a la naturaleza de la labor del organismo es casi imposible precisar la cobertura que tendrá la investigación científica y teórica, ya que sus objetivos son en su mayoría a mediano y largo plazo. Sin embargo, las metas se han plasmado en la continuación del Plan Operativo Anual Institucional del 2005. La políticas de la Institución se han enmarcado hacia la ejecución de los Proyectos que a continuación se detallan:

- Diagnóstico de Errores Innatos del Metabolismo (EIN) y Pesquisa Neonatal, a fin de tratar precozmente estos problemas
- Detección y Cuantificación de Secuencias de ADN, Asociadas a Transgénicos en la Cadena Agroalimentaria
- Estudios Moleculares de Parásitos Patógenos. Posible Desarrollo de Blancos Quimioterapéuticos
- Elaboración de Bases de Datos y su Aplicación en pruebas de Paternidad y Forense
- Identificación de Drogas Antiparisatarias y Anticancerosas
- Desarrollo y Establecimiento del Área Bioinformática
- Cristalización y Caracterización de Proteínas de Interés Científico
- Reparación de Lesiones y Desarrollo del Sistema Nervioso
- Estudio Estructural de Liposomas y Micelas con Aplicación Terapéutica
- Prevención de la Muerte por Infarto al Corazón
- Percepción Pública, Educación y Divulgación de la Biotecnología Moderna
- Construcción y Montaje de una Estación de Rayos X para Difracción a Pequeños y Gran Angulo y para Difusión de Moléculas en Solución

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**16.596.419.701**
Transferencias y Donaciones Corrientes	15.790.761.538
Del Sector Público	15.790.761.538
Transferencias Corrientes Internas Recibidas del Sector Público	15.790.761.538
De la República	15.790.761.538
Venta de Bienes y Servicios de las Administraciones Públicas	755.658.163
Venta de Servicios	755.658.163
Rentas de la Propiedad	50.000.000
Intereses	50.000.000
Intereses Internos	50.000.000
Intereses por Depósitos	50.000.000
Ingresos de Capital	**60.000.000**
Recursos Propios de Capital	60.000.000
Incremento de la Depreciación y Amortización Acumuladas	60.000.000
Fuentes Financieras	**1.327.781.864**
Disminución de la Inversión Financiera	1.327.781.864
Disminución de Otros Activos Financieros	1.327.781.864
Disminución de Disponibilidades	500.000.000
Disminución de Bancos	500.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	827.781.864
Disminución de Cuentas Comerciales por Cobrar	827.781.864
TOTAL	**17.984.201.565**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**16.532.592.956**
Gastos de Consumo	14.183.622.496
Remuneraciones	10.648.657.987
Sueldos, Salarios y Otras Retribuciones	3.499.243.620
Beneficios y Complementos de Sueldos y Salarios	2.848.418.527
Aportes Patronales	375.660.972
Prestaciones Sociales y Otras Indemnizaciones	1.125.434.472
Asistencia Socioeconómica	2.799.900.396
Bienes y Servicios	3.474.964.509
Bienes de Consumo	1.291.270.830
Servicios no Personales	2.183.693.679
Depreciación y Amortización	60.000.000
Transferencias y Donaciones Corrientes	2.348.970.460
Al Sector Privado	628.970.460
Transferencias Corrientes al Sector Privado	628.970.460
Directas a Personas	628.970.460
Jubilaciones y Otros Beneficios Asociados	628.970.460
Al Sector Externo	1.720.000.000
Donaciones Corrientes al Exterior	1.720.000.000
A Gobiernos Extranjeros	1.720.000.000
Gastos de Capital	**1.381.608.609**
Inversión Real Directa	1.381.608.609
Formación Bruta de Capital Fijo	1.301.108.609
Maquinaria, Equipos y Otros Bienes Muebles	1.301.108.609
Bienes Intangibles	80.500.000
Aplicaciones Financieras	**70.000.000**
Disminución de Pasivos	70.000.000
Disminución de Cuentas y Efectos por Pagar	70.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	70.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	70.000.000
TOTAL	**17.984.201.565**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Idea002	Diagnóstico de Errores Innatos del Metabolismo (EIN) y Pesquisa Neonatal, a fin de tratar precozmente estos problemas	Prueba	30		1.390.030.337			1.390.030.337
Idea008	Detección y Cuantificación de Secuencias de ADN, Asociadas a Transgénicos en la Cadena Agroalimentaria	Prueba	44		1.018.369.036			1.018.369.036
Idea011	Estudios Moleculares de Parásitos Patógenos. Posible Desarrollo de Blancos Quimioterapéuticos	Publicación/ Suscripción	4		911.661.907			911.661.907
Idea0013	Identificación de Drogas Antiparasitarias y Anticancerosas	Prueba	500		619.465.343			619.465.343
Idea011	Elaboración de Bases de Datos y su Aplicación en pruebas de Paternidad y Forense	Análisis	53		884.018.468			884.018.468
Idea014	Desarrollo y Establecimiento del Área Bioinformática	Pagina Web	1		52.251.560			52.251.560
Idea015	Cristalización y Caracterización de Proteínas de Interés Científico	Prueba	1		456.492.577			456.492.577
Idea0016	Reparación de Lesiones y Desarrollo del Sistema Nervioso	Análisis	100		1.649.995.562			1.649.995.562
Idea019	Estudio Estructural de Liposomas y Micelas con Aplicación Terapéutica	Prueba	20		243.222.751			243.222.751

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Idea020	Prevención de la Muerte por Infarto al Corazón	Prueba	20		598.008.572			598.008.572
Idea017	Percepción Pública, Educación y Divulgación de la Biotecnología Moderna	Publicación	1		328.868.001			328.868.001
Idea026	Construcción y Montaje de una Estación de Rayos X para Difracción a Pequeños y Gran Angulo y para Difusión de Moléculas en Solución (Cuba-Venezuela)	Construcción	1		1.720.000.000			1.720.000.000
	TOTAL				**9.872.384.114**			**9.872.384.114**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	495.582.615	3.874.985.191		901.257.293	5.271.825.099
02	Gestión Administrativa	264.325.471	1.681.489.810		401.766.611	2.347.581.892
03	Previsión y Protección Social	45.750.077	361.902.423		84.757.960	492.410.460
	TOTAL	**805.658.163**	**5.918.377.424**		**1.387.781.864**	**8.111.817.451**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**200**	**4.096.264.488**
Directivo	10	631.395.021
Profesional y Técnico	99	1.865.097.291
Administrativo	52	579.279.891
De Investigación	21	855.173.181
Obrero	18	165.319.104
Personal Contratado	**7**	**138.318.000**
Profesional y Técnico	1	6.318.000
De Investigación	6	132.000.000
TOTAL	**207**	**4.234.582.488**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**16**	**305.608.368**
Jubilado	16	305.608.368
TOTAL	**16**	**305.608.368**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	10.648.657.987
4.02	Materiales, Suministros y Mercancías	1.291.270.830
4.03	Servicios no Personales	2.183.693.679
4.04	Activos Reales	1.381.608.609
4.07	Transferencias y Donaciones	2.348.970.460
4.08	Otros Gastos	60.000.000
4.11	Disminución de Pasivos	70.000.000
	TOTAL	**17.984.201.565**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**16.596.419.701**
Transferencias y Donaciones Corrientes	15.790.761.538
Del Sector Público	15.790.761.538
Transferencias Corrientes Internas Recibidas del Sector Público	15.790.761.538
De la República	15.790.761.538
Recursos Ordinarios	15.790.761.538
Convenio de Cooperación	1.720.000.000
Otros Conceptos	14.070.761.538
Venta de Bienes y Servicios de las Administraciones Públicas	755.658.163
Venta de Servicios	755.658.163
Rentas de la Propiedad	50.000.000
Intereses	50.000.000
Intereses Internos	50.000.000
Intereses por Depósitos	50.000.000
B. Gastos Corrientes	**16.532.592.956**
Gastos de Consumo	14.183.622.496
Remuneraciones	10.648.657.987
Sueldos, Salarios y Otras Retribuciones	3.499.243.620
Beneficios y Complementos de Sueldos y Salarios	2.848.418.527
Aportes Patronales	375.660.972
Prestaciones Sociales y Otras Indemnizaciones	1.125.434.472
Asistencia Socioeconómica	2.799.900.396
Bienes y Servicios	3.474.964.509
Bienes de Consumo	1.291.270.830
Servicios no Personales	2.183.693.679
Depreciación y Amortización	60.000.000
Transferencias y Donaciones Corrientes	2.348.970.460
Al Sector Privado	628.970.460
Transferencias Corrientes al Sector Privado	628.970.460
Directas a Personas	628.970.460
Jubilaciones y Otros Beneficios Asociados	628.970.460
Al Sector Externo	1.720.000.000
Donaciones Corrientes al Exterior	1.720.000.000
A Gobiernos Extranjeros	1.720.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**63.826.745**
II. Cuenta Capital	
A. Ingresos de Capital	**123.826.745**
Recursos Propios de Capital	123.826.745
Ahorro en la Cuenta Corriente	63.826.745
Incremento de la Depreciación y Amortización Acumuladas	60.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**1.381.608.609**
Inversión Real Directa	1.381.608.609
Formación Bruta de Capital Fijo	1.301.108.609
Maquinaria, Equipos y Otros Bienes Muebles	1.301.108.609
Bienes Intangibles	80.500.000
C. Resultado Financiero: Superávit/(Déficit)	**(1.257.781.864)**
III. Cuenta Financiera	
A. Fuentes Financieras	**1.327.781.864**
Disminución de la Inversión Financiera	1.327.781.864
Disminución de Otros Activos Financieros	1.327.781.864
Disminución de Disponibilidades	500.000.000
Disminución de Bancos	500.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	827.781.864
Disminución de Cuentas Comerciales por Cobrar	827.781.864
B. Aplicaciones Financieras	**1.327.781.864**
Disminución de Pasivos	70.000.000
Disminución de Cuentas y Efectos por Pagar	70.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	70.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	70.000.000
Déficit Financiero	1.257.781.864

A0314

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Anzoátegui (Fundacite-Anzoátegui)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO ANZOÁTEGUI (FUNDACITE-ANZOÁTEGUI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite Anzoátegui), creada mediante Decreto Presidencial N° 1.763 de fecha 05-08-1991, publicado en la Gaceta Oficial N° 34.69 del 25-08-1991, adscrito al Ministerio de Ciencia y Tecnología según el Decreto Presidencial N° 1.869, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 37.487 del 18-07-2002, la cual tiene como objetivo propiciar, impulsar, activar y fomentar la investigación y desarrollo de las actividades científicas y tecnológicas en el Estado Anzoátegui:

Para el ejercicio fiscal 2006, Fundacite-Anzoátegui, estima un presupuesto de ingresos por un monto de Bs. 2.995,95 millones, los cuales provienen de las siguientes fuentes:

CONCEPTOS	MONTO (EN MILLONES DE BOLIVARES)
Aporte del Ejecutivo Nacional	1.013,81
Aportes del Ejecutivo Regional	1.860,00
Venta de Bienes y Servicios	15,00
Intereses Bancarios	15,00
Depreciación Acumulada	92,14
TOTAL	**2.995,95**

La estructura del gastos para el Año 2006, asciende a la cantidad de Bs. 2.995,95 millones, los cuales serán distribuidos de la siguiente manera: Gastos de personal Bs. 677,41 millones; Materiales, suministros y Mercancías Bs. 63,05 millones; Servicios no Personales Bs. 469,29 millones; Activos Reales Bs. 586,01; Transferencias y donaciones: Bs. 1.108,05 millones y Depreciación y amortización Bs. 92,14 millones.

Los gastos corrientes y capital serán destinados al financiamientos de los siguientes proyectos:

- Desarrollo de una plataforma en tecnologías de información y comunicación (TICs) en el Estado Anzoátegui, se apunta a mejorar la inclusión de la población en el uso de las TICs, para beneficiar a 350.342 habitantes con edades entre 15 y 70 años.
- Investigación y transferencia en nuevas tecnologías agrícolas y artesanales, significará la incorporación de 1423 beneficiarios en el uso de tecnologías agrícolas, artesanales y sociales de 16 municipios del estado Anzoátegui en 2006.
- Contribución al fortalecimiento, intercambio y promoción científico-tecnológica y de innovación, se estima mejorar la atención a beneficiarios de las actividades en ciencia, tecnología e innovación, desde un 27% de los pobladores del estado en el año 2005, hasta un 40% de la población en el 2006.
- Fomento a la investigación, capacitación y estímulo a las vocaciones científicas tempranas, se orientará a incrementar la generación de conocimiento, capacitación y estímulo a las vocaciones científicas y excelencia con edades comprendidas entre 5 y 60 años, en la entidad federal durante el año 2006.
- Construcción de una etapa de la sede de Fundacite-Anzoátegui, que permitirá avanzar en la edificación de una sede propia para la Fundación.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**2.903.811.606**
Transferencias y Donaciones Corrientes	2.873.811.606
Del Sector Público	2.873.811.606
Transferencias Corrientes Internas Recibidas del Sector Público	2.873.811.606
De la República	1.013.811.606
Del Poder Estadal	1.860.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	15.000.000
Venta de Otros Bienes y Servicios	15.000.000
Rentas de la Propiedad	15.000.000
Intereses	15.000.000
Intereses Internos	15.000.000
Intereses por Depósitos	15.000.000
Ingresos de Capital	**92.141.692**
Recursos Propios de Capital	92.141.692
Incremento de la Depreciación y Amortización Acumuladas	92.141.692
TOTAL	**2.995.953.298**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**2.409.945.778**
Gastos de Consumo	1.301.895.778
Remuneraciones	677.415.193
Sueldos, Salarios y Otras Retribuciones	311.300.008
Beneficios y Complementos de Sueldos y Salarios	235.821.334
Aportes Patronales	29.352.657
Prestaciones Sociales y Otras Indemnizaciones	67.469.253
Asistencia Socioeconómica	33.471.941
Bienes y Servicios	532.338.893
Bienes de Consumo	63.047.760
Servicios no Personales	469.291.133
Depreciación y Amortización	92.141.692
Transferencias y Donaciones Corrientes	1.108.050.000
Al Sector Privado	1.080.050.000
Transferencias Corrientes al Sector Privado	1.080.050.000
Directas a Personas	398.300.000
Otras Transferencias Directas a Personas	398.300.000
Otras Transferencias Corrientes Internas al Sector Privado	681.750.000
Al Sector Público	28.000.000
Transferencias Corrientes al Sector Público	28.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	28.000.000
Gastos de Capital	**586.007.520**
Inversión Real Directa	586.007.520
Formación Bruta de Capital Fijo	580.007.520
Edificios e Instalaciones	500.807.520
Maquinaria, Equipos y Otros Bienes Muebles	79.200.000
Bienes Intangibles	6.000.000
TOTAL	**2.995.953.298**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
30p0114	Desarrollo de una Plataforma en Tecnologías de Información y Comunicación (tics) en el Estado Anzoategui.	Plataforma / Equipos	10	5.722.814	273.880.048		331.211.472	610.814.334
30p0214	Investigación y Transferencia en Nuevas Tecnologías Agrícolas y Artesanales.	Apoyo	74	1.657.427	35.407.085		190.534.354	227.598.866
30p0314	Contribución al Fortalecimiento, Intercambio y Promoción Científica-tecnológica y de Innovación.	Apoyo	92	2.486.142	110.846.447		335.883.883	449.216.472
30p0414	Fomento a la Investigación, Capacitación y Estimulo a las Vocaciones Científicas Tempranas en el Estado Anzoategui.	Apoyo	50	5.362.211	118.805.716		281.723.639	405.891.566
30po514	Construcción de una Etapa de la Sede de Fundacite Anzoatequi.	Construcción	1		250.000.000		328.480.573	578.480.573
	TOTAL			15.228.594	788.939.296		1.467.833.921	2.272.001.811

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	14.771.406	201.861.930		117.521.055	334.154.391
02	Gestión Administrativa		23.010.380		274.645.024	297.655.404
06	Otras	92.141.692				92.141.692
	TOTAL	106.913.098	224.872.310		392.166.079	723.951.487

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**17**	**204.368.490**
Profesional y Técnico	11	162.483.162
Administrativo	3	23.417.328
Obrero	3	18.468.000
Personal Contratado	**15**	**72.078.432**
Profesional y Técnico	14	71.928.432
Obrero	1	150.000
TOTAL	**32**	**276.446.922**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	677.415.193
4.02	Materiales, Suministros y Mercancías	63.047.760
4.03	Servicios no Personales	469.291.133
4.04	Activos Reales	586.007.520
4.07	Transferencias y Donaciones	1.108.050.000
4.08	Otros Gastos	92.141.692
	TOTAL	**2.995.953.298**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.903.811.606**
Transferencias y Donaciones Corrientes	2.873.811.606
Del Sector Público	2.873.811.606
Transferencias Corrientes Internas Recibidas del Sector Público	2.873.811.606
De la República	1.013.811.606
Del Poder Estadal	1.860.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	15.000.000
Venta de Otros Bienes y Servicios	15.000.000
Rentas de la Propiedad	15.000.000
Intereses	15.000.000
Intereses Internos	15.000.000
Intereses por Depósitos	15.000.000
B. Gastos Corrientes	**2.409.945.778**
Gastos de Consumo	1.301.895.778
Remuneraciones	677.415.193
Sueldos, Salarios y Otras Retribuciones	311.300.008
Beneficios y Complementos de Sueldos y Salarios	235.821.334
Aportes Patronales	29.352.657
Prestaciones Sociales y Otras Indemnizaciones	67.469.253
Asistencia Socioeconómica	33.471.941
Bienes y Servicios	532.338.893
Bienes de Consumo	63.047.760
Servicios no Personales	469.291.133
Depreciación y Amortización	92.141.692
Transferencias y Donaciones Corrientes	1.108.050.000
Al Sector Privado	1.080.050.000
Transferencias Corrientes al Sector Privado	1.080.050.000
Directas a Personas	398.300.000
Otras Transferencias Directas a Personas	398.300.000
Otras Transferencias Corrientes Internas al Sector Privado	681.750.000
Al Sector Público	28.000.000
Transferencias Corrientes al Sector Público	28.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	28.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**493.865.828**
II. Cuenta Capital	
A. Ingresos de Capital	**586.007.520**
Recursos Propios de Capital	586.007.520
Ahorro en la Cuenta Corriente	493.865.828
Incremento de la Depreciación y Amortización Acumuladas	92.141.692
B. Gastos de Capital	**586.007.520**
Inversión Real Directa	586.007.520
Formación Bruta de Capital Fijo	580.007.520
Edificios e Instalaciones	500.807.520
Maquinaria, Equipos y Otros Bienes Muebles	79.200.000
Bienes Intangibles	6.000.000
C. Resultado Financiero: Equilibrado	

A0315

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO ARAGUA (FUNDACITE-ARAGUA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

FINANCIAMIENTO

El monto total del presupuesto de Fundacite Aragua para el ejercicio fiscal 2006, asciende a la cantidad de Bs. 1.675,5 millones, de los cuales el Ejecutivo Nacional ha asignado una cuota de Bs. 1.416,7 millones. Por su parte, la Gobemación del Estado Aragua vía Ley de Ciencia y Tecnología del Estado destina una asignación directa de Bs. 220,0 millones. En el renglón de los Recursos Propios se estiman ingresos por el orden de Bs. 8,0 millones. De estos Bs. 6,0 millones corresponde a intereses por colocaciones a plazo fijo y Bs. 2,0 millones a ingresos por Servicios de Administración de Fondos. El resto del financiamiento por Bs. 30,8 millones representa el producto de una aplicación financiera por Bs. 6,5 millones por el Incremento de la Depreciación y Amortización Acumulada y de Bs. 24,3 millones por Disminución de Inversiones Temporales.

GASTOS

Estos se distribuyen de la forma siguiente: Bs. 1.136,4 millones para el desarrollo de 11 proyectos que van desde: un vivero y una parcela productora de plantas y semillas, así como el apoyo a la Misión Sucre mediante la subvención a estudiantes de 3er y 4to nivel, proyectos de Actualización del talento humano en Ciencia y Tecnología, estimulo a la actividad y divulgación de la C&T, Proyectos que procuran mejorar cualitativa y cuantitativamente la participación ciudadana en los procesos de planificación y toma de decisiones, fortalecimiento de la capacidad de gestión local y un aporte al rescate de la historia y costumbres populares del Aragueño. En las Acciones Centralizadas el monto asciende a Bs. 539,1 millones para darle soporte institucional a los proyectos a desarrollar en el año.

COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO

En el marco del Plan Operativo Anual del Ministerio de Ciencia y Tecnología, Fundacite Aragua orientará sus esfuerzos a atacar los problemas identificados en los distintos equilibrios y Líneas estratégicas que son de relevancia en el Estado Aragua por lo cual continuaremos con el apoyo a los gobiernos locales en cuanto a la capacitación y formación. En lo referente a la calidad de Gestión se dará continuidad a los Sistemas de información, divulgación, fortalecimiento de redes de información y apoyo a fuentes de Información Científica y Tecnológica. Asimismo se continuará con la creación y actualización de bases de datos que sirvan se soporte a los sistemas de información. Asimismo se dará cobertura para la organización y asistencia a eventos Científicos y Tecnológicos como otra vía para favorecer el desarrollo del recurso humano del sector. Se dará continuidad al programa Apoyo a Trabajos de Grado y al Proyecto de la Parcela y Vivero productor de semillas y plantas de cacao. se tiene previsto la entrega de los premios de ciencia, tecnología e innovación como medio para estimular el talento científico y tecnológico.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.644.744.673**
Transferencias y Donaciones Corrientes	1.636.744.673
Del Sector Público	1.636.744.673
De la República	1.416.744.673
Del Poder Estadal	220.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.000.000
Venta de Servicios	2.000.000
Rentas de la Propiedad	6.000.000
Intereses	6.000.000
Intereses Internos	6.000.000
Intereses por Títulos-valores	6.000.000
Ingresos de Capital	**6.500.000**
Recursos Propios de Capital	6.500.000
Incremento de la Depreciación y Amortización Acumuladas	6.500.000
Fuentes Financieras	**24.248.500**
Disminución de la Inversión Financiera	24.248.500
Disminución de Otros Activos Financieros	24.248.500
Disminución de Disponibilidades	24.248.500
Disminución de Inversiones Temporales	24.248.500
TOTAL	**1.675.493.173**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.585.717.845**
Gastos de Consumo	1.451.467.845
Remuneraciones	1.078.469.345
Sueldos, Salarios y Otras Retribuciones	380.371.416
Beneficios y Complementos de Sueldos y Salarios	189.070.869
Aportes Patronales	48.112.463
Prestaciones Sociales y Otras Indemnizaciones	90.996.650
Asistencia Socioeconómica	369.917.947
Bienes y Servicios	366.498.500
Bienes de Consumo	89.250.000
Servicios no Personales	277.248.500
Depreciación y Amortización	6.500.000
Transferencias y Donaciones Corrientes	134.250.000
Al Sector Privado	124.750.000
Transferencias Corrientes al Sector Privado	124.750.000
Directas a Personas	124.750.000
Otras Transferencias Directas a Personas	124.750.000
Al Sector Público	9.500.000
Transferencias Corrientes al Sector Público	9.500.000
Al Poder Municipal	9.500.000
Gastos de Capital	**89.775.328**
Inversión Real Directa	89.775.328
Formación Bruta de Capital Fijo	89.775.328
Maquinaria, Equipos y Otros Bienes Muebles	89.775.328
TOTAL	**1.675.493.173**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
23259	Actualización del Talento Humano en los Centros de Información y desarrollo y de Educación Superior del Estado Aragua Mediante el Apoyo Para Asistir y Organizar Eventos de Ciencia, Tecnología e Innovación	Subsidios	70		91.814.525		40.000.000	131.814.525
23844	Apuntalar la Misión Sucre Mediante la Subvención a los Proyectos de Investigación de Estudiantes de Tercero y Cuarto Nivel del Estado Aragua	Subsidios	451		83.923.130		78.750.000	162.673.130
23923	Adquisición e Implantación de la Plataforma Tecnológica Básica Para el Desarrollo de un Sistema de Información Geográfica, a los Fines de Fortalecer la Gestión de las Alcaldías del Estado Aragua en Materia Catastral y de Planificación	Proyecto / Plan	1		5.000.000			5.000.000
24070	Fortalecimiento de las Redes de Innovación Productiva de Cacao, Productos Lácteos, Zábila, Artesanos de Muebles de Madera y Hortalizas Creadas por el MCT en el Estado Aragua	Taller / Curso	4	24.000.000	99.614.048			123.614.048
24097	Incrementar la Capacidad Científica y Tecnológica a Partir de la Plataforma de Tecnologías de Información y Comunicación, en el Estado Aragua	Redes	1		155.570.337		42.000.000	197.570.337
24141	Vivero Productor de Plantas y Parcela Productora de Semillas de Cacao Criollo de Ocumare de la Costa de Oro.	Proyectos y Acciones Ejecutado	1		51.196.490			51.196.490
24191	Estímulo a la Actividad de Ciencia Tecnología e Innovación y Divulgación de Proyectos y Logros del Sector	Reconocimiento	2		80.709.783		28.498.500	109.208.283
24323	Fortalecimiento de los Gobiernos Locales del Estado Aragua	Taller / Curso	2		85.799.601		21.000.000	106.799.601
24483	Rescate de la Historia y Costumbres Populares de Aragua y su Gente	Libros	1		89.530.015			89.530.015
24496	Incorporación del Ciudadano Aragueno en la Detección y Solución de Problemas Como Apoyo a los Consejos Locales de Planificación Pública	Taller / Curso	4	8.248.500	85.524.586		9.751.500	103.524.586
24540	Plan Rector de Tecnología de Información y Comunicación del Estado Aragua	Plan	1		55.445.708			55.445.708
	TOTAL			**32.248.500**	**884.128.223**		**220.000.000**	**1.136.376.723**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		380.367.950			380.367.950
02	Gestión Administrativa	6.500.000	152.248.500			158.748.500
	TOTAL	**6.500.000**	**532.616.450**			**539.116.450**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**25**	**283.471.560**
Directivo	2	54.719.556
Profesional y Técnico	12	163.363.776
Administrativo	5	35.072.700
Obrero	6	30.315.528
Personal Fijo a Tiempo Parcial	**3**	**27.148.356**
Profesional y Técnico	3	27.148.356
Personal Contratado	**4**	**56.000.000**
Profesional y Técnico	4	56.000.000
TOTAL	**32**	**366.619.916**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.078.469.345
4.02	Materiales, Suministros y Mercancías	89.250.000
4.03	Servicios no Personales	277.248.500
4.04	Activos Reales	89.775.328
4.07	Transferencias	134.250.000
4.08	Otros Gastos	6.500.000
	TOTAL	**1.675.493.173**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.644.744.673**
Transferencias y Donaciones Corrientes	1.636.744.673
Del Sector Público	1.636.744.673
Donaciones Corrientes Internas Recibidas del Sector Público	1.636.744.673
De la República	1.416.744.673
Del Poder Estadal	220.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.000.000
Venta de Servicios	2.000.000
Rentas de la Propiedad	6.000.000
Intereses	6.000.000
Intereses Internos	6.000.000
Intereses por Títulos-valores	6.000.000
B. Gastos Corrientes	**1.585.717.845**
Gastos de Consumo	1.451.467.845
Remuneraciones	1.078.469.345
Sueldos, Salarios y Otras Retribuciones	380.371.416
Beneficios y Complementos de Sueldos y Salarios	189.070.869
Aportes Patronales	48.112.463
Prestaciones Sociales y Otras Indemnizaciones	90.996.650
Asistencia Socioeconómica	369.917.947
Bienes y Servicios	366.498.500
Bienes de Consumo	89.250.000
Servicios no Personales	277.248.500
Depreciación y Amortización	6.500.000
Transferencias y Donaciones Corrientes	134.250.000
Al Sector Privado	124.750.000
Transferencias Corrientes al Sector Privado	124.750.000
Directas a Personas	124.750.000
Otras Transferencias Directas a Personas	124.750.000
Al Sector Público	9.500.000
Transferencias Corrientes al Sector Público	9.500.000
Al Poder Municipal	9.500.000
C. Resultado Económico:Ahorro /(Desahorro)	**59.026.828**
II. Cuenta Capital	
A. Ingresos de Capital	**65.526.828**
Recursos Propios de Capital	65.526.828
Ahorro en la Cuenta Corriente	59.026.828
Incremento de la Depreciación y Amortización Acumuladas	6.500.000
B. Gastos de Capital	**89.775.328**
Inversión Real Directa	89.775.328
Formación Bruta de Capital Fijo	89.775.328
Maquinaria, Equipos y Otros Bienes Muebles	89.775.328
C. Resultado Financiero:Superávit /(Déficit)	**(24.248.500)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**24.248.500**
Disminución de la Inversión Financiera	24.248.500
Disminución de Otros Activos Financieros	24.248.500
Disminución de Disponibilidades	24.248.500
Disminución de Inversiones Temporales	24.248.500
B. Aplicaciones Financieras	**24.248.500**
Resultado Financiero: Déficit	24.248.500

A0316

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO CARABOBO (FUNDACITE-CARABOBO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (FUNDACITE-CARABOBO), fue creada por Decreto N° 1.760 de fecha 01-08-1991, publicado en Gaceta Oficial N° 34.769 de fecha 05-08-91, en el cual se establece como objetivo principal impulsar el desarrollo de la ciencia y la tecnología en el estado Carabobo, generando la promoción y utilización del saber científico y sus aplicaciones en situaciones que repercutan en el desarrollo y mejoramiento de la calidad de vida de los habitantes, estimulando la participación de los organismos públicos y privados, implementando políticas de desarrollo de ciencia, tecnología e innovación provenientes de los Ministerios de Ciencia y Tecnología en el Estado Carabobo y servir de enlace con instancias pertinentes del gobierno regional y local, así como con el sector privado.

FINANCIAMIENTO

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo) en el año 2006, contará con recursos por el orden de UN MIL QUINIENTOS SESENTA Y DOS MILLONES CUATROCIENTOS CINCUENTA Y UN MIL SETECIENTOS TREINTA BOLIVARES (Bs. 1.562.451.730).

Las fuentes de financiamiento están conformadas principalmente por las transferencias corrientes provenientes del aporte del Ministerio de Ciencia y Tecnología por un monto de Bs. 1.439.549.880, el cual representa un 92,14% del total presupuestado; la diferencia la constituyen recursos propios por los conceptos siguientes: la prestación de servicios en las áreas de sistemas y telecomunicaciones y los cursos de formación profesional Bs. 60.000.000 (3,84%); los ingresos de la propiedad producto de las colocaciones bancarias por Bs. 23.484.417 (1,50%); el incremento de la depreciación acumulada por Bs. 24.420.000 (1,56%) y las fuentes financieras como resultado del incremento de la provisión para pago de prestaciones a los trabajadores despedidos cuyo monto alcanza a Bs. 14.997.433 (0,96%).

GASTOS

Los precitados recursos se orientarán a la ejecución de proyectos planificados para el año 2006 y otros gastos, distribuidos de la forma siguiente: para el gasto corriente Bs. 1.356.954.297 (86,85%), para erogaciones de capital Bs. 190.500.000 (12,19%) y en aplicaciones financieras se estiman Bs. 14.997.433 (0,96%).

Fundacite Carabobo para el año 2006 orientará su línea de acción hacia la promoción de los proyectos que permitan el desarrollo de la investigación científica y tecnológica en el marco de los objetivos estratégicos del Ejecutivo Nacional y del Ministerio de Ciencia y Tecnología, en los cuales se producirán alianzas estratégicas entre los Centros de Investigación y los sectores sociales y productivos, para elaborar en forma compartida proyectos para la solución de los problemas.

En este sentido, la Fundación consciente de la importancia de articular acciones a nivel regional, ha realizado gestiones con la Gobernación del estado Carabobo, a fin de que se orienten esfuerzos hacia el logro de un desarrollo sustentable en el Estado, el cual sólo es posible a través del diseño conjunto de investigaciones en base a prioridades, y su consecuente corresponsabilidad financiera.

Se estima ejecutar proyectos asociados a las áreas de desarrollo endógeno, capacitación y formación de talentos en las comunidades, desarrollo de tecnologías de información y telecomunicaciones, seguridad alimentaria, calidad de la educación, ambiente, biodiversidad y hábitat, calidad de la gestión pública, petróleo, gas y energías alternativas y salud pública. Asimismo, los proyectos de apoyo al laboratorio integral de certificación de calidad, cadenas productivas del sector metalmecánica y plástico; y el procesamiento de peces y crustáceos con fines alimenticios (sector acuícola).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.523.034.297**
Transferencias y Donaciones Corrientes	1.439.549.880
Del Sector Público	1.439.549.880
Transferencias Corrientes Internas Recibidas del Sector Público	1.439.549.880
De la República	1.439.549.880
Venta de Bienes y Servicios de las Administraciones Publicas	60.000.000
Venta de Otros Bienes y Servicios	60.000.000
Rentas de la Propiedad	23.484.417
Intereses	23.484.417
Intereses Internos	23.484.417
Intereses por Depósitos	23.484.417
Ingresos de Capital	**24.420.000**
Recursos Propios de Capital	24.420.000
Incremento de la Depreciación y Amortización Acumuladas	24.420.000
Fuentes Financieras	**14.997.433**
Incremento de Pasivos	14.997.433
Incremento de Otros Pasivos	14.997.433
Incremento de Provisiones y Reservas Técnicas	14.997.433
Incremento de Provisiones	14.997.433
Incremento de Provisiones Para Despidos	14.997.433
TOTAL	**1.562.451.730**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.356.954.297**
Gastos de Consumo	1.269.954.297
Remuneraciones	798.291.808
Sueldos, Salarios y Otras Retribuciones	455.195.584
Beneficios y Complementos de Sueldos y Salarios	185.505.267
Aportes Patronales	51.613.661
Prestaciones Sociales y Otras Indemnizaciones	59.989.731
Asistencia Socioeconómica	40.187.565
Otros Gastos de Personal	5.800.000
Bienes y Servicios	447.242.489
Bienes de Consumo	70.491.600
Servicios no Personales	376.750.889
Depreciación y Amortización	24.420.000
Transferencias y Donaciones Corrientes	87.000.000
Al Sector Privado	87.000.000
Transferencias Corrientes al Sector Privado	87.000.000
Otras Transferencias Corrientes Internas al Sector Privado	87.000.000
Gastos de Capital	**190.500.000**
Inversión Real Directa	190.500.000
Formación Bruta de Capital Fijo	190.500.000
Maquinaria, Equipos y Otros Bienes Muebles	190.500.000
Aplicaciones Financieras	**14.997.433**
Inversión Financiera	14.997.433
Incremento de Otros Activos Financieros	14.997.433
Incremento de Disponibilidades	14.997.433
Incremento de Bancos	14.997.433
TOTAL	**1.562.451.730**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
28105	Identificar y Apoyar las Potenciales Redes de Innovación Productiva Ubicadas en el Estado Carabobo	Diagnóstico	3		82.785.876			82.785.876
28053	Capacitación en el uso de Herramientas de Tecnología de Información en las Comunidades del Estado Carabobo	Taller / Curso	28		93.234.626			93.234.626
26937	Desarrollo de Tecnologías de Información y Comunicación que Permitan la Modernización de los Procesos Realizados por el Sector Público y Privado en el Estado Carabobo	Desarrollo / Implantación	7		344.767.856			344.767.856
25937	Biotecnología Agrícola y Agroindustrial	Proyectos	3		54.072.750			54.072.750
25951	Promoción de Nuevas Técnicas de Agroproducción	Taller / Curso	12		103.140.598			103.140.598
25997	Apropiación y Valoración de la Herramienta de la Ciencia y Tecnología en el Ámbito Educativo del Estado Carabobo	Taller / Curso	18		37.869.000			37.869.000
28011	Identificación de los Biosistemas Productivos de Carabobo y de su Posible Deterioro por las Actividades Productivas	Proyectos	6		86.755.813			86.755.813
25976	Apoyar las Investigaciones Realizada en Salud Encaminadas a Mejorar las Condiciones de Vida de la Comunidad	Proyectos	3		10.000.000			10.000.000
25964	Manejo de Residuos Generados por la Industria Petroquímica y Química	Proyectos	2		15.000.000			15.000.000
27789	Fortalecer la Articulación de los Actores del Sistema Regional de Ciencia, Tecnología e Innovación Ubicados en la Región Central	Jornadas	4		91.718.472			91.718.472
28566	Apoyo y Promoción a Empresarios Innovadores	Apoyo	3		51.174.725			51.174.725
25961	Cadena Productiva de la Metalmecánica y del Plástico	Diagnóstico	1		40.000.000			40.000.000
27990	Innovación a la Gestión Pública	Taller / Curso	10		13.782.500			13.782.500
	TOTAL				1.024.302.216			1.024.302.216

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	46.158.590	265.000.000			311.158.590
02	Gestión Administrativa	37.325.827	150.247.664		39.417.433	226.990.924
	TOTAL	83.484.417	415.247.664		39.417.433	538.149.514

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**17**	**266.575.584**
Directivo	2	61.695.000
Profesional y Técnico	14	198.832.584
Obrero	1	6.048.000
TOTAL	**17**	**266.575.584**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	798.291.808
4.02	Materiales, Suministros y Mercancías	70.491.600
4.03	Servicios no Personales	376.750.889
4.04	Activos Reales	190.500.000
4.05	Activos Financieros	14.997.433
4.07	Transferencias y Donaciones	87.000.000
4.08	Otros Gastos	24.420.000
	TOTAL	**1.562.451.730**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.523.034.297**
Transferencias y Donaciones Corrientes	1.439.549.880
Del Sector Público	1.439.549.880
Transferencias Corrientes Internas Recibidas del Sector Público	1.439.549.880
De la República	1.439.549.880
Venta de Bienes y Servicios de las Administraciones Publicas	60.000.000
Venta de Otros Bienes y Servicios	60.000.000
Rentas de la Propiedad	23.484.417
Intereses	23.484.417
Intereses Internos	23.484.417
Intereses por Depósitos	23.484.417
B. Gastos Corrientes	**1.356.954.297**
Gastos de Consumo	1.269.954.297
Remuneraciones	798.291.808
Sueldos, Salarios y Otras Retribuciones	455.195.584
Beneficios y Complementos de Sueldos y Salarios	185.505.267
Aportes Patronales	51.613.661
Prestaciones Sociales y Otras Indemnizaciones	59.989.731
Asistencia Socioeconómica	40.187.565
Otros Gastos de Personal	5.800.000
Bienes y Servicios	447.242.489
Bienes de Consumo	70.491.600
Servicios no Personales	376.750.889
Depreciación y Amortización	24.420.000
Transferencias y Donaciones Corrientes	87.000.000
Al Sector Privado	87.000.000
Transferencias Corrientes al Sector Privado	87.000.000
Otras Transferencias Corrientes Internas al Sector Privado	87.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**166.080.000**
II. Cuenta Capital	
A. Ingresos de Capital	**190.500.000**
Recursos Propios de Capital	190.500.000
Ahorro en la Cuenta Corriente	166.080.000
Incremento de la Depreciación y Amortización Acumuladas	24.420.000
B. Gastos de Capital	**190.500.000**
Inversión Real Directa	190.500.000
Formación Bruta de Capital Fijo	190.500.000
Maquinaria, Equipos y Otros Bienes Muebles	190.500.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**14.997.433**
Incremento de Pasivos	14.997.433
Incremento de Otros Pasivos	14.997.433
Incremento de Provisiones y Reservas Técnicas	14.997.433
Incremento de Provisiones	14.997.433
Incremento de Provisiones Para Despidos	14.997.433
B. Aplicaciones Financieras	**14.997.433**
Inversión Financiera	14.997.433
Incremento de Otros Activos Financieros	14.997.433
Incremento de Disponibilidades	14.997.433
Incremento de Bancos	14.997.433

A0318

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO FALCÓN (FUNDACITE-FALCÓN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

INGRESOS

El monto total del presupuesto para el ejercicio fiscal 2006, de la Fundación para el desarrollo de la Ciencia y la Tecnología del Estado Falcón (FUNDACITE-FALCÓN), asciende a la cantidad de 2.077,39 millones, de los cuales un 80% proviene del aporte del Gobierno Central, específicamente del Ministerio de Ciencia y Tecnología (MCT); por su parte la Gobernación del Estado Falcón transferirá un 14%; por incremento de la depreciación un 1,68%; por concepto de disminución de bancos un 3,84% y de los ingresos recaudados producto de la política de generación de ingresos propios el 0,48%. La asignación por fuente de financiamiento se muestra a continuación:

• Aportes del Ejecutivo Nacional (Ministerio de Ciencia y Tecnología MCT)	Bs.	1.599,93 millones
• Aportes de la Gobernación del Estado Falcón	Bs.	283,97 millones
• Aportes del Centro Nacional de Tecnología de Información (CNTI)	Bs.	68,49 millones
• Ingresos por intereses	Bs.	6,00 millones
• Ingresos propios	Bs.	4,00 millones
• Disminución de bancos	Bs.	80,00 millones
• Depreciación y amortización	Bs.	35,00 millones
Total Recursos		2.077,39 millones

GASTOS

Para el año 2006, de acuerdo con las directrices del Gobierno Nacional, de los aportes recibidos un mayor porcentaje se destinará en mayor proporción al financiamiento de proyectos en comparación a lo asignado a las acciones centralizadas. En tal sentido, esta Fundación estima utilizar el 60% del aporte del MCT a financiar proyectos y un 40% para acciones centralizadas, en el caso de los aportes de la Gobernación el porcentaje para proyectos es del 65% y el resto para financiar acciones centralizadas.

En cuanto al personal, considerando el marco del Programa de Fortalecimiento Institucional que ejecuta Fundacite-Falcón desde del año 1999, y atendiendo a las observaciones derivadas de la auditoria efectuada en el 2004, realizada por el MCT durante el año 2005, (por aprobación de la Junta Directiva) se realizó un estudio de compensación y equidad interna basado en la descripción, valoración y análisis de cargos. A partir de los resultados de los estudios se definió una escala salarial, se realizó una homologación en función a la valoración de cargos. De allí, se reasignarán funciones y se incorporará personal especialista en materia de recursos humanos. El porcentaje de incremento de sueldo se realizó en base a las evaluaciones de desempeño. Por otro lado se mantienen los beneficios del año 2005, para el personal fijo en cuanto a cesta ticket, bonos, etc. Sin embargo debido al déficit no se incluye el monto para contratación del HCM.

El gasto para las acciones centralizadas, diferente a personal (materiales, suministros y mercancías y servicios no personales) se estiman por debajo del gasto del año 2005, por lo que presentaran insuficiencias, lo que indica que las medidas de austeridad también se mantendrán en estos conceptos.

Para el año 2006, se ejecutarán un total de 16 proyectos, orientados a fortalecer la innovación para el desarrollo endógeno a través de la Redes de Innovación Productiva; mejorar la calidad de la educación mediante los proyectos para desarrollar las habilidades en la lectura, la escritura, la informática educativa, la enseñanza y aprendizaje de la ciencia, tecnología y educación ambiental; las tecnologías de información y comunicación; la promoción social del conocimiento y la actualización del capital humano en la informática y telemática en el Estado Falcón. La política de gastos de estos proyectos se aplicará lo establecido para las acciones centralizadas, en cuanto a la austeridad y minimización del gasto. Se espera continuar fortaleciendo los proyectos claves con los recursos asignados, asimismo se gestionarán más recursos para financiar proyectos a través del propio Ministerio de Ciencia y Tecnología y otras fuentes.

COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ENTE

El servicio a prestar por Fundacite-Falcón, a través de los proyectos definidos en el presupuesto 2006, abarca a los municipios del Estado, involucrando a 60 instituciones (Nacionales, Regionales y Locales), formando parte del equipo de trabajo de proyectos y programas, se atenderán asesorías y orientación para la realización de actividades relacionadas con la ciencia, tecnología e innovación en los diferentes sectores (Agrícola vegetal, animal y pesquera, educación, ambiente, petróleo y energías alternas, Gobierno, Regional y Local; tecnologías de información y comunicación; divulgación y popularización del conocimiento.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.962.386.947**
Transferencias y Donaciones Corrientes	1.952.386.947
Del Sector Público	1.952.386.947
Transferencias Corrientes Internas Recibidas del Sector Público	1.952.386.947
De la República	1.599.926.693
De los Entes Descentralizados sin Fines Empresariales	68.490.254
Del Poder Estadal	283.970.000
Venta de Bienes y Servicios de las Administraciones Publicas	4.000.000
Venta de Servicios	4.000.000
Rentas de la Propiedad	6.000.000
Intereses	6.000.000
Intereses Internos	6.000.000
Intereses por Títulos-valores	6.000.000
Ingresos de Capital	**35.000.000**
Recursos Propios de Capital	35.000.000
Incremento de la Depreciación y Amortización Acumuladas	35.000.000
Fuentes Financieras	**80.000.000**
Disminución de la Inversión Financiera	80.000.000
Disminución de Otros Activos Financieros	80.000.000
Disminución de Disponibilidades	80.000.000
Disminución de Bancos	80.000.000
TOTAL	**2.077.386.947**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.849.626.947**
Gastos de Consumo	1.712.578.280
Remuneraciones	1.007.265.985
Sueldos, Salarios y Otras Retribuciones	466.434.534
Beneficios y Complementos de Sueldos y Salarios	329.851.337
Aportes Patronales	34.850.740
Prestaciones Sociales y Otras Indemnizaciones	75.230.535
Asistencia Socioeconómica	100.898.839
Bienes y Servicios	670.312.295
Bienes de Consumo	124.919.898
Servicios no Personales	545.392.397
Depreciación y Amortización	35.000.000
Transferencias y Donaciones Corrientes	137.048.667
Al Sector Privado	49.150.000
Transferencias Corrientes al Sector Privado	49.150.000
Directas a Personas	49.150.000
Otras Transferencias Directas a Personas	49.150.000
Al Sector Público	87.898.667
Donaciones Corrientes al Sector Público	87.898.667
A los Entes Descentralizados sin Fines Empresariales	87.898.667
Gastos de Capital	**83.160.000**
Inversión Real Directa	83.160.000
Formación Bruta de Capital Fijo	83.160.000
Maquinaria, Equipos y Otros Bienes Muebles	83.160.000
Aplicaciones Financieras	**144.600.000**
Inversión Financiera	64.600.000
Incremento de Cuentas por Cobrar a Mediano y Largo Plazo	64.600.000
Incremento de Otras Cuentas por Cobrar a Mediano y Largo Plazo	64.600.000
Disminución de Pasivos	80.000.000
Disminución de Cuentas y Efectos por Pagar	80.000.000
Disminución de Otras Cuentas y Efectos por Pagar	80.000.000
Disminución de Obligaciones de Ejercicios Anteriores	80.000.000
TOTAL	**2.077.386.947**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
03p01ff	Fundacite-Falcón. Plan de Capacitación de Informática y Telemática del Estado Falcón	Curso	20		343.564.259			343.564.259
03p02ff	Fundacite-Falcón. Fortalecimiento a Programas Nacionales del Ministerio de Ciencia y Tecnología	Visita Técnica	276		138.512.656		68.490.254	207.002.910
26864	Fundacite-Falcón. Red de Innovación Productiva de Caprinos del Municipio Sucre del Estado Falcón	Animal	29.200		41.258.010			41.258.010
26207	Fundacite-Falcón. Red de Innovación Productiva de la Zábila del Municipio Sucre del Estado Falcón	Kilogramo	12.500		63.709.463			63.709.463
26635	Fundcaite-Falcón. Red de Innovación Productiva de Coco Municipio Tocopero Estado Falcón	Planta	125.000		36.108.026			36.108.026
26572	Fundacite Falcón. Centros de Ciencia, Tecnología y Educación Ambiental 2006. del Estado Falcón	Proyecto	20		12.722.023		25.250.000	37.972.023
26358	Fundacite-Falcón. Actualización del Talento Humano	Proyecto	10		8.000.000		5.000.000	13.000.000
36246	Fundacite-Falcón. Red de Innovación Productiva de Melón Municipio Carirubana Edo. Falcón	Kilo	50.000		11.145.000			11.145.000
27380	Fundacite-Falcón. Gestión de Nuevas Redes de Innovación Productiva y Seguimiento a Proyectos	Proyecto	6		67.974.130			67.974.130
27039	Fundacite-Falcón. Becas Crédito	Beca	20				95.000.000	95.000.000
27534	Fundacite Falcón. Informática Educativa del Estado Falcón	Taller	30				22.000.000	22.000.000
27423	Fundacite-Falcón. Promoción de la Lectura y la Escritura	Actividad	21				20.050.000	20.050.000
27372	Fundacite-Falcón. Innovaciones en Popularización y Enseñanza de la CyT en el Marco del Convenio Andrés Bello	Proyecto	2		17.175.000			17.175.000
26227	Fundacite-Falcón. Divulgación de la Ciencia y la Tecnología Para el Desarrollo Endógeno	Campaña	4		103.944.500			103.944.500
26393	Fundacite-Falcón. Promoción Social de la Ciencia y la Tecnología	Actividad	4		101.387.084			101.387.084
27290	Fundacite-Falcón. Premio de Ciencia, Tecnología e Innovación del Estado Falcón	Reconocimiento	4		14.399.850		20.000.000	34.399.850
	TOTAL				959.900.000		255.790.254	1.215.690.254

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		520.818.620			520.818.620
02	Gestión Administrativa	10.000.000	119.208.073		211.670.000	285.878.073
	TOTAL	10.000.000	640.026.693		211.670.000	861.696.693

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**19**	**278.708.744**
Directivo	6	136.145.430
Profesional y Técnico	5	68.270.679
Administrativo	3	31.199.985
Obrero	5	43.092.650
Personal Fijo a Tiempo Parcial	**1**	**7.723.900**
Administrativo	1	7.723.900
Personal Contratado	**43**	**265.592.631**
Profesional y Técnico	43	265.592.631
TOTAL	63	552.025.275

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.007.265.985
4.02	Materiales, Suministros y Mercancías	124.919.898
4.03	Servicios no Personales	545.392.397
4.04	Activos Reales	83.160.000
4.05	Activos Financieros	64.600.000
4.07	Transferencias	137.048.667
4.08	Otros Gastos	35.000.000
4.11	Disminución de Pasivos	80.000.000
	TOTAL	**2.077.386.947**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.962.386.947**
Transferencias y Donaciones Corrientes	1.952.386.947
Del Sector Público	1.952.386.947
Transferencias Corrientes Internas Recibidas del Sector Público	1.952.386.947
De la República	1.599.926.693
De los Entes Descentralizados sin Fines Empresariales	68.490.254
Del Poder Estadal	283.970.000
Venta de Bienes y Servicios de las Administraciones Publicas	4.000.000
Venta de Servicios	4.000.000
Rentas de la Propiedad	6.000.000
Intereses	6.000.000
Intereses Internos	6.000.000
Intereses por Títulos-valores	6.000.000
B. Gastos Corrientes	**1.849.626.947**
Gastos de Consumo	1.712.578.280
Remuneraciones	1.007.265.985
Sueldos, Salarios y Otras Retribuciones	466.434.534
Beneficios y Complementos de Sueldos y Salarios	329.851.337
Aportes Patronales	34.850.740
Prestaciones Sociales y Otras Indemnizaciones	75.230.535
Asistencia Socioeconómica	100.898.839
Bienes y Servicios	670.312.295
Bienes de Consumo	124.919.898
Servicios no Personales	545.392.397
Depreciación y Amortización	35.000.000
Transferencias y Donaciones Corrientes	137.048.667
Al Sector Privado	49.150.000
Transferencias Corrientes al Sector Privado	49.150.000
Directas a Personas	49.150.000
Otras Transferencias Directas a Personas	49.150.000
Al Sector Público	87.898.667
Donaciones Corrientes al Sector Público	87.898.667
A los Entes Descentralizados sin Fines Empresariales	87.898.667
C. Resultado Económico:Ahorro/(Desahorro)	**112.760.000**
II. Cuenta Capital	
A. Ingresos de Capital	**147.760.000**
Recursos Propios de Capital	147.760.000
Ahorro en la Cuenta Corriente	112.760.000
Incremento de la Depreciación y Amortización Acumuladas	35.000.000
B. Gastos de Capital	**83.160.000**
Inversión Real Directa	83.160.000
Formación Bruta de Capital Fijo	83.160.000
Maquinaria, Equipos y Otros Bienes Muebles	83.160.000
C. Resultado Financiero:Superávit/(Déficit)	**64.600.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**144.600.000**
Disminución de la Inversión Financiera	80.000.000
Disminución de Otros Activos Financieros	80.000.000
Disminución de Disponibilidades	80.000.000
Disminución de Bancos	80.000.000
Superávit Financiero	64.600.000
B. Aplicaciones Financieras	**144.600.000**
Inversión Financiera	64.600.000
Incremento de Cuentas por Cobrar a Mediano y Largo Plazo	64.600.000
Incremento de Otras Cuentas por Cobrar a Mediano y Largo Plazo	64.600.000
Disminución de Pasivos	80.000.000
Disminución de Cuentas y Efectos por Pagar	80.000.000
Disminución de Otras Cuentas y Efectos por Pagar	80.000.000
Disminución de Obligaciones de Ejercicios Anteriores	80.000.000

A0319

Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (Fundacite-Guayana)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA EN LA REGIÓN GUAYANA (FUNDACITE-GUAYANA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación para el Desarrollo de la Ciencia y la Tecnología en la Región Guayana (FUNDACITE-GUAYANA), tiene como actividades principales, la formación del capital humano para la investigación y gerencia científica y la promoción de proyectos que garanticen un beneficio a la sociedad. Asimismo, su misión es fomentar, motivar, orientar y coordinar la producción, divulgación y aplicación de conocimientos y tecnologías a través del apoyo y fortalecimiento de las actividades de investigación.

FINANCIAMIENTO

La Ley de Ciencia y Tecnología del Estado Bolívar establece, que la Gobernación del Estado, debe realizar un aporte a esta Fundación, por un monto equivalente al dos por ciento (2%) del situado constitucional del año anterior, para el fomento y coordinación de los planes de ciencia y tecnología que se realicen en el Estado.

En este sentido, cabe señalar que los proyectos de investigación y desarrollo que apoyará este organismo, se financiarán en un 100% con el aporte del Ejecutivo Regional, y los gastos de funcionamiento de la institución se sufragarán mediante una contribución mixta, es decir, con recursos provenientes del aporte del Ministerio de Ciencia y Tecnología, así como, con un porcentaje del aporte de la Gobernación del Estado Bolívar e Ingresos Misceláneos del ente.

La estructura de ingresos para el año 2006, alcanza a la cantidad de Bs. 9.257,7 millones, derivados de las fuentes siguientes: Bs. 1.072,3 por aporte del Ministerio de Ciencia y Tecnología, Bs. 8.054,9 aporte de la Gobernación del Estado Bolívar, Bs. 42.0 millones por Disminución de caja, Bs. 56,2 por incremento de la Depreciación y Bs. 32.3 por ingresos propios.

GASTOS

El presupuesto de gasto, se orientará hacia la consecución de los siguientes objetivos: capacitación y beneficios del recurso humano; dotación necesaria de materiales, suministros y activos suficientes para el buen cumplimiento de las actividades de la institución, acorde con la dinámica de la misma y su entorno y desarrollo de proyectos y actividades que generan un beneficio o impacto a la sociedad.

Los proyectos a ejecutar, responden a los lineamientos establecidos en el marco de la Nueva Etapa cuyo objetivos son los siguientes: automatizar los procesos institucionales en búsqueda de calidad en la gestión pública; el impulso y desarrollo del software libre en pro de la independencia tecnológica; generación del conocimiento científico en áreas estratégicas de desarrollo; apoyo al diseño y desarrollo de prototipos cónsonos con las necesidades y particularidades de la región; minimizar la brecha existente entre el conocimiento y las comunidades, a través de eventos de difusión del conocimiento científico-tecnológico, programas de educación, soporte técnico a Infocentros existente y gestión de nuevos Infocentros en el Estado; fortalecimiento y consolidación de Redes de Innovación Productivas en la zona; gestión y desarrollo del Instituto de Investigaciones de Guayana; fortalecimiento del sistema de Ciencia, Tecnología e Innovación; desarrollo de las tecnologías de información y comunicación (proyecto Red Inalámbrica del Estado Bolívar); formación y actualización de investigadores de la región, para potenciar el desarrollo del Estado; incubación de empresas de base tecnológica y difusión y popularización de la Ciencia y la Tecnología.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**9.159.478.516**
Transferencias y Donaciones Corrientes	9.127.225.294
Del Sector Público	9.127.225.294
Transferencias Corrientes Internas Recibidas del Sector Público	9.127.225.294
De la República	1.072.338.704
Del Poder Estadal	8.054.886.590
Rentas de la Propiedad	10.000.000
Intereses	10.000.000
Intereses Internos	10.000.000
Intereses por Depósitos	10.000.000
Otros Ingresos	22.253.222
Otros Ingresos Ajenos a la Operación	22.253.222
Ingresos de Capital	**56.241.473**
Recursos Propios de Capital	56.241.473
Incremento de la Depreciación y Amortización Acumuladas	56.241.473
Fuentes Financieras	**41.982.507**
Disminucion de la Inversion Financiera	41.982.507
Disminución de Otros Activos Financieros	41.982.507
Disminución de Disponibilidades	41.982.507
Disminución de Caja	41.982.507
TOTAL	**9.257.702.496**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**9.054.076.243**
Gastos de Consumo	1.199.189.653
Remuneraciones	763.755.320
Sueldos, Salarios y Otras Retribuciones	273.436.970
Beneficios y Complementos de Sueldos y Salarios	278.168.300
Aportes Patronales	25.374.700
Prestaciones Sociales y Otras Indemnizaciones	37.577.650
Asistencia Socioeconómica	127.191.700
Otros Gastos de Personal	22.006.000
Bienes y Servicios	379.192.860
Bienes de Consumo	121.631.560
Servicios no Personales	257.561.300
Depreciación y Amortización	56.241.473
Transferencias y Donaciones Corrientes	7.854.886.590
Al Sector Privado	7.854.886.590
Transferencias Corrientes al Sector Privado	7.854.886.590
Otras Transferencias Corrientes Internas al Sector Privado	7.854.886.590
Gastos de Capital	**162.110.250**
Inversion Real Directa	162.110.250
Formación Bruta de Capital Fijo	162.110.250
Maquinaria, Equipos y Otros Bienes Muebles	162.110.250
Aplicaciones Financieras	**41.516.003**
Disminucion de Pasivos	41.516.003
Disminución de Cuentas y Efectos por Pagar	41.516.003
Disminución de Otras Cuentas y Efectos por Pagar	41.516.003
Disminución de Obligaciones de Ejercicios Anteriores	41.516.003
TOTAL	**9.257.702.496**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0023916	Formación de Lideres Comunitarios	Talleres	6	12.000.000				12.000.000
0023727	Centros de Ciencia, Tecnología y Educación Ambiental	Centros/equipos	22	560.916.810				560.916.810
0025858	Centros Estratégicos de Innovación	Empresas	5	220.000.000				220.000.000
0024603	Redes Académicas de Investigación y Desarrollo Para la Salud	Redes	1	165.000.000				165.000.000
023730	Metalmecánica	Informes/eventos	70	869.458.405				869.458.405
0025317	Red Inalámbrica del Estado Bolivar	Redes	1	627.492.423				627.492.423
0025971	Instituto de Investigaciones Científicas de la Región Guayana	Edificaciones	1	1.000.000.000				1.000.000.000
25978	Aplicación de Minerales no Metálicos	Asistencia Técnica	5	57.700.000				57.700.000
0025866	Valoración de la Actividad Científica del Sector Metalmecánico	Empresas	20	183.968.814				183.968.814
0025366	Automatización e Informática	Dotación	1	289.690.000				289.690.000
0024822	Agroproducción	Apoyo	1	27.000.000				27.000.000
024476	Innovación Para la Gerencia Publica	Eventos	6	12.000.000				12.000.000
0024548	Desarrollo Metalmecánica del Sector Productivo	Proyectos	4	200.000.000				200.000.000
0024700	Aprobación y Valoración de la Ciencia y Tecnologia	Publicaciones	75	120.000.000				120.000.000
0024369	Biodiversidad	Proyectos	6	632.458.405				632.458.405
0024442	Educación Sanitaria	Proyectos	1	48.494.655				48.494.655
0025612	Integración y Articulación y de Actores	Convenios	10	30.000.000				30.000.000
25686	Municipio Innovador	Proyectos	3	300.000.000				300.000.000
0025328	Energías Alternas	Proyectos	3	423.000.000				423.000.000
0025240	Infocentros	Capacitación	200	30.000.000				30.000.000
24709	Redes de Información Productiva del Estado Bolivar	Redes	8	1.204.779.543				1.204.779.543
25321	Impulso al Software Libre	Unidades	2	404.800.000				404.800.000
23714	Programa de Formación y Actualización de Investigadores	Capacitación	150	436.127.535				436.127.535
	TOTAL			7.854.886.590				7.854.886.590

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		773.505.320			773.505.320
02	Gestión Administrativa	330.477.202	298.833.384			629.310.586
	TOTAL	330.477.202	1.072.338.704			1.402.815.906

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**20**	**283.275.455**
Directivo	2	81.685.781
Profesional y Técnico	11	141.672.960
Administrativo	4	29.156.540
Obrero	3	30.760.174
Personal Contratado	**9**	**62.164.463**
Profesional y Técnico	9	62.164.463
TOTAL	**29**	**345.439.918**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	763.755.320
4.02	Materiales, Suministros y Mercancías	121.631.560
4.03	Servicios no Personales	257.561.300
4.04	Activos Reales	162.110.250
4.07	Transferencias y Donaciones	7.854.886.590
4.08	Otros Gastos	56.241.473
4.11	Disminucion de Pasivos	41.516.003
	TOTAL	**9.257.702.496**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**9.159.478.516**
Transferencias y Donaciones Corrientes	9.127.225.294
Del Sector Público	9.127.225.294
Transferencias Corrientes Internas Recibidas del Sector Público	9.127.225.294
De la República	1.072.338.704
Del Poder Estadal	8.054.886.590
Rentas de la Propiedad	10.000.000
Intereses	10.000.000
Intereses Internos	10.000.000
Intereses por Depósitos	10.000.000
Otros Ingresos	22.253.222
Otros Ingresos Ajenos a la Operación	22.253.222
B. Gastos Corrientes	**9.054.076.243**
Gastos de Consumo	1.199.189.653
Remuneraciones	763.755.320
Sueldos, Salarios y Otras Retribuciones	273.436.970
Beneficios y Complementos de Sueldos y Salarios	278.168.300
Aportes Patronales	25.374.700
Prestaciones Sociales y Otras Indemnizaciones	37.577.650
Asistencia Socioeconómica	127.191.700
Otros Gastos de Personal	22.006.000
Bienes y Servicios	379.192.860
Bienes de Consumo	121.631.560
Servicios no Personales	257.561.300
Depreciación y Amortización	56.241.473
Transferencias y Donaciones Corrientes	7.854.886.590
Al Sector Privado	7.854.886.590
Transferencias Corrientes al Sector Privado	7.854.886.590
Otras Transferencias Corrientes Internas al Sector Privado	7.854.886.590
C. Resultado Económico:Ahorro/(Desahorro)	**105.402.273**
II. Cuenta Capital	
A. Ingresos de Capital	**161.643.746**
Recursos Propios de Capital	161.643.746
Ahorro en la Cuenta Corriente	105.402.273
Incremento de la Depreciación y Amortización Acumuladas	56.241.473
B. Gastos de Capital	**162.110.250**
Inversion Real Directa	162.110.250
Formación Bruta de Capital Fijo	162.110.250
Maquinaria, Equipos y Otros Bienes Muebles	162.110.250
C. Resultado Financiero:Superávit/(Déficit)	**(466.504)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**41.982.507**
Disminucion de la Inversion Financiera	41.982.507
Disminución de Otros Activos Financieros	41.982.507
Disminución de Disponibilidades	41.982.507
Disminución de Caja	41.982.507
B. Aplicaciones Financieras	**41.982.507**
Disminucion de Pasivos	41.516.003
Disminución de Cuentas y Efectos por Pagar	41.516.003
Disminución de Otras Cuentas y Efectos por Pagar	41.516.003
Disminución de Obligaciones de Ejercicios Anteriores	41.516.003
Déficit Financiero	466.504

A0320

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO MÉRIDA (FUNDACITE-MÉRIDA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

FINANCIAMIENTO

Fundacite-Mérida, estima recursos presupuestarios para el ejercicio fiscal 2006, por el orden de **Bolívares Cinco Mil Nueve Millones Quinientos Sesenta y Seis Mil Setecientos Setenta y Siete (Bs. 5.009.566.777).** Estos recursos provienen de las siguientes fuentes:

CONCEPTOS	MONTO (EN MILLONES DE BOLIVARES)
Aportes de la República	1.839,35
Aportes del Ejecutivo Regional	2.550,21
Venta de Bienes y Servicios	140,00
Otros Ingresos de Operación	150,00
Depreciación Acumulada	30,00
Disminución de Caja y Bancos	300,00
TOTAL	**5.009,56**

GASTOS

El presupuesto de gastos de la Fundacite se estima en **Bolívares Cinco Mil Nueve Millones Quinientos Sesenta y Seis Mil Setecientos Setenta y Siete (Bs. 5.009.566.777),** los cuales serán distribuidos de la siguiente manera: Gastos de personal Bs. 1.819,11 millones; Materiales, suministros y Mercancías: Bs. 159,80 millones; Servicios no Personales Bs. 999,64 millones; Depreciación y amortización Bs. 30 millones; Transferencias y donaciones: Bs.1.243,22 millones; Activos reales Bs. 742,79 millones y Activos Financieros Bs. 15 millones.

Los gastos corrientes y de capital serán destinados al financiamiento de los siguientes proyectos:

- Creación y fortalecimiento de Redes de Aliados en las áreas prioritarias para el desarrollo del Estado Mérida.
- Programa de estímulo al desarrollo endógeno del Estado Mérida a través del apoyo a emprendedores de innovación tecnológica.
- Creación y fortalecimiento de Redes de Innovación Productiva en el Estado Mérida para contribuir con el desarrollo endógeno de la región.
- Diseño, creación y fortalecimiento del Centro de Investigación y Desarrollo en Tecnologías Libres (CENDITEL).
- Desarrollar una plataforma computacional basada en software libre con el objeto de disminuir la dependencia tecnológica a nivel nacional.
- Estimular el uso del conocimiento para el desarrollo local, a través de la creación y fortalecimiento de Casas de Ciencias Tecnología e Innovación.
- Incentivar el Talento Científico y Tecnológico de la región mediante la entrega de becas y premios como estímulo al alto rendimiento estudiantil.
- Articular nuevos escenarios de promoción y divulgación científica y tecnológica.
- Fortalecer la plataforma de telecomunicaciones institucional y la Red Inalámbrica con el fin de cubrir la totalidad de la región
- Diseñar, desarrollar e implementar proyectos replicables para solventar problemas comunes detectados en diferentes zonas del estado.
- Construcción de la IV Etapa del Auditorio para Fundacite Mérida.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.736.774.809**
Transferencias y Donaciones Corrientes	3.446.774.809
Del Sector Público	3.446.774.809
Transferencias Corrientes Internas Recibidas del Sector Público	3.446.774.809
De la República	1.589.350.847
Del Poder Estadal	1.857.423.962
Venta de Bienes y Servicios de las Administraciones Publicas	140.000.000
Venta de Servicios	140.000.000
Ingresos de Operación	150.000.000
Otros Ingresos de Operación	150.000.000
Ingresos de Capital	**972.791.968**
Recursos Propios de Capital	30.000.000
Incremento de la Depreciación y Amortización Acumuladas	30.000.000
Transferencias y Donaciones de Capital	942.791.968
Transferencias de Capital Recibidas del Sector Público	942.791.968
De la República	250.000.000
Del Poder Estadal	692.791.968
Fuentes Financieras	**300.000.000**
Disminución de la Inversión Financiera	300.000.000
Disminución de Otros Activos Financieros	300.000.000
Disminución de Disponibilidades	300.000.000
Disminución de Bancos	300.000.000
TOTAL	**5.009.566.777**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**4.051.774.809**
Gastos de Consumo	3.008.555.118
Remuneraciones	1.819.113.497
Sueldos, Salarios y Otras Retribuciones	891.554.370
Beneficios y Complementos de Sueldos y Salarios	360.359.769
Aportes Patronales	85.157.429
Prestaciones Sociales y Otras Indemnizaciones	198.149.209
Asistencia Socioeconómica	283.892.720
Bienes y Servicios	1.159.441.621
Bienes de Consumo	159.800.002
Servicios no Personales	999.641.619
Depreciación y Amortización	30.000.000
Transferencias y Donaciones Corrientes	1.043.219.691
Al Sector Privado	943.219.691
Transferencias Corrientes al Sector Privado	943.219.691
Directas a Personas	943.219.691
Pensiones y Otros Beneficios Asociados	10.818.530
Jubilaciones y Otros Beneficios Asociados	49.860.950
Otras Transferencias Directas a Personas	882.540.211
Al Sector Público	100.000.000
Transferencias Corrientes al Sector Público	100.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	100.000.000
Gastos de Capital	**957.791.968**
Inversión Real Directa	742.791.968
Formación Bruta de Capital Fijo	742.791.968
Edificios e Instalaciones	250.000.000
Maquinaria, Equipos y Otros Bienes Muebles	492.791.968
Transferencias y Donaciones de Capital	200.000.000
Al Sector Público	200.000.000
Transferencias de Capital al Sector Público	200.000.000
A los Entes Descentralizados sin Fines Empresariales	200.000.000
Inversión Financiera	15.000.000
Concesión de Préstamos a Corto Plazo	15.000.000
Al Sector Privado	15.000.000
TOTAL	**5.009.566.777**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
23158	Fortalecer la Plataforma de Telecomunicaciones Institucional y la red Inalámbrica con el fin de Cubrir la Totalidad de la Región y Brindar Conectividad a las Instituciones del Sector Publico del Estado Mérida	Plataforma / Equipos	1		247.889.704			247.889.704
23359	Desarrollar un Plataforma Computacional Basada en Software Libre con el Objeto de Disminuir la Dependencia Tecnológica a Nivel Nacional	Plataforma / Equipos	1				363.839.768	363.839.768
23420	Diseño, Creación y Fortalecimiento del Centro de Investigación y Desarrollo en Tecnologías Libres (cenditel)	Centros/equipos	1		539.880.528			539.880.528
24139	Incentivar el Talento Científico y Tecnológico de la Región Mediante la Entrega de Becas y Premios Como Estimulo al Alto Rendimiento y Subvenciones y Premios al Investigador	Becas	922		991.018.066			991.018.066
24608	Articular Nuevos Escenarios de Promoción y Divulgación Científica y Tecnológica Para Vincular de Manera Optima los Avances de Investigación con la Sociedad, en el Estado Mérida	Productos Informativos	9				79.241.548	79.241.548
24814	Estimular el uso del Conocimiento Para el Desarrollo Local, a través de la Creación y Fortalecimiento de Casas de Ciencias en los Distintos Municipios que Conforman el Estado Mérida	Centros/equipos	30				237.748.583	237.748.583
25049	Creación y Fortalecimiento de Redes de Aliados en las Areas Prioritarias Para el Desarrollo del Estado, Generando Acciones con un Alto Impacto en la Gestión Científica y Tecnológica	Redes	10				97.631.496	97.631.496
25085	Diseñar, Desarrollar e Implementar Proyectos (proyectos Tipo) Para Solventar Problemas Comunes Detectados en Diferentes Zonas o Localidades del Estado Mérida	Proyectos	14	117.884.557				117.884.557
25119	Creación y Fortalecimiento de Redes de Innovación Productiva en el Estado Mérida Para Contribuir con el Desarrollo Endógeno de la Región, Apoyándose en las Potencialidades y Fortalezas Locales.	Redes	10		197.088.045			197.088.045
25165	Construcción de la iv Etapa del Auditorio Para Fundacite Mérida	Centros/equipos	1		250.000.000			250.000.000
25241	Programa de Estimulo al Desarrollo Endógeno del Estado Mérida en Apoyo a Emprendedores de Innovación Tecnológica y a Tecnólogos Populares	Sistemas	1		13.401.642		130.097.915	143.499.557
	TOTAL			117.884.557	1.699.397.457		1.448.439.838	3.265.721.852

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		499.268.440		390.911.009	890.179.449
02	Gestión Administrativa	442.115.442	320.870.558			762.986.000
03	Previsión y Protección Social		60.679.476			60.679.476
06	Otras	30.000.000				30.000.000
	TOTAL	472.115.442	880.818.474		390.911.009	1.743.844.925

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**30**	**545.663.812**
Directivo	3	87.401.855
Profesional y Técnico	23	416.860.119
Administrativo	3	34.041.763
Obrero	1	7.360.075
Personal Contratado	**18**	**268.200.000**
Profesional y Técnico	18	268.200.000
TOTAL	**48**	**813.863.812**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**4**	**33.285.108**
Jubilado	3	27.939.108
Pensionado	1	5.346.000
TOTAL	**4**	**33.285.108**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.819.113.497
4.02	Materiales, Suministros y Mercancías	159.800.002
4.03	Servicios no Personales	999.641.619
4.04	Activos Reales	742.791.968
4.05	Activos Financieros	15.000.000
4.07	Transferencias	1.243.219.691
4.08	Otros Gastos	30.000.000
	TOTAL	**5.009.566.777**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.736.774.809**
Transferencias y Donaciones Corrientes	3.446.774.809
Del Sector Público	3.446.774.809
Transferencias Corrientes Internas Recibidas del Sector Público	3.446.774.809
De la República	1.589.350.847
Del Poder Estadal	1.857.423.962
Venta de Bienes y Servicios de las Administraciones Publicas	140.000.000
Venta de Servicios	140.000.000
Ingresos de Operación	150.000.000
Otros Ingresos de Operación	150.000.000
B. Gastos Corrientes	**4.051.774.809**
Gastos de Consumo	3.008.555.118
Remuneraciones	1.819.113.497
Sueldos, Salarios y Otras Retribuciones	891.554.370
Beneficios y Complementos de Sueldos y Salarios	360.359.769
Aportes Patronales	85.157.429
Prestaciones Sociales y Otras Indemnizaciones	198.149.209
Asistencia Socioeconómica	283.892.720
Bienes y Servicios	1.159.441.621
Bienes de Consumo	159.800.002
Servicios no Personales	999.641.619
Depreciación y Amortización	30.000.000
Transferencias y Donaciones Corrientes	1.043.219.691
Al Sector Privado	943.219.691
Transferencias Corrientes al Sector Privado	943.219.691
Directas a Personas	943.219.691
Pensiones y Otros Beneficios Asociados	10.818.530
Jubilaciones y Otros Beneficios Asociados	49.860.950
Otras Transferencias Directas a Personas	882.540.211
Al Sector Público	100.000.000
Transferencias Corrientes al Sector Público	100.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	100.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**(315.000.000)**
II. Cuenta Capital	
A. Ingresos de Capital	**657.791.968**
Recursos Propios de Capital	(285.000.000)
Desahorro en la Cuenta Corriente	(315.000.000)
Incremento de la Depreciación y Amortización Acumuladas	30.000.000
Transferencias y Donaciones de Capital	942.791.968
Transferencias de Capital Recibidas del Sector Público	942.791.968
De la República	250.000.000
Del Poder Estadal	692.791.968
B. Gastos de Capital	**957.791.968**
Inversión Real Directa	742.791.968
Formación Bruta de Capital Fijo	742.791.968
Edificios e Instalaciones	250.000.000
Maquinaria, Equipos y Otros Bienes Muebles	492.791.968

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Transferencias y Donaciones de Capital	200.000.000
Al Sector Público	200.000.000
Transferencias de Capital al Sector Público	200.000.000
A los Entes Descentralizados sin Fines Empresariales	200.000.000
Inversión Financiera	15.000.000
Concesión de Préstamos a Corto Plazo	15.000.000
Al Sector Privado	15.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(300.000.000)**
III. Cuenta Financiera	
A. Fuentes Financieras	**300.000.000**
Disminución de la Inversión Financiera	300.000.000
Disminución de Otros Activos Financieros	300.000.000
Disminución de Disponibilidades	300.000.000
Disminución de Bancos	300.000.000
B. Aplicaciones Financieras	**300.000.000**
Resultado Financiero: Déficit	300.000.000

A0321

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Táchira (Fundacite-Táchira)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO TÁCHIRA (FUNDACITE-TÁCHIRA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Fundacite Táchira se propone para el año 2006, desarrollar acciones que permitan lograr el mejoramiento, la promoción y difusión de la Ciencia, Tecnología e Innovación en el Estado Táchira, para lo cual contará con un presupuesto, por un monto de bolívares 1.274, 5 Millones.

Los recursos contenidos en el presupuesto provienen de las siguientes fuentes: aporte del Ministerio de Ciencia y Tecnología Bs. 1.022,20 Millones, aporte de La Gobernación del Estado Táchira Bs. 210,5 Millones, ingresos propios por Bs. 36,0 Millones y por concepto de Depreciación y Amortización Bs. 5,8 Millones.

De los recursos arriba señalados, Bs. 460,1 Millones serán dirigidos a la ejecución de acciones centralizadas y Bs. 814,4 Millones a la ejecución de proyectos orientados al fomento y consolidación de las siguientes áreas: consolidación e incorporación de instituciones públicas del estado Táchira a los servicios de las tecnologías de información y comunicación; fomento y desarrollo de actividades de formación y capacitación, de acuerdo con las políticas de formación de talentos; fortalecimiento y desarrollo de la producción agrícola mediante la utilización de Biotecnología para la búsqueda de la seguridad agroalimentaria en el Estado; fomento y desarrollo de actividades de capacitación para darle solución a necesidades de formación personal en informática y comunicación.

Asimismo, Fundacite Táchira orientará esfuerzos a consolidar las acciones que el Ministerio de Ciencia y Tecnología propone en su Plan Operativo anual, con el cual se busca lograr objetivos estratégicos, institucionales dentro de las líneas generales del plan de desarrollo económico y social de La Nación 2001 - 2007 así como los objetivos estratégicos que se corresponden con la Nueva Etapa.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.202.670.647**
Transferencias y Donaciones Corrientes	1.166.670.647
Del Sector Público	1.166.670.647
Transferencias Corrientes Internas Recibidas del Sector Público	1.166.670.647
De la República	1.022.190.647
Del Poder Estadal	144.480.000
Venta de Bienes y Servicios de las Administraciones Publicas	36.000.000
Venta de Servicios	36.000.000
Ingresos de Capital	**71.838.636**
Recursos Propios de Capital	5.838.636
Incremento de la Depreciación y Amortización Acumuladas	5.838.636
Transferencias y Donaciones de Capital	66.000.000
Transferencias de Capital Recibidas del Sector Público	66.000.000
Del Poder Estadal	66.000.000
TOTAL	**1.274.509.283**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**956.200.743**
Gastos de Consumo	860.332.055
Remuneraciones	516.934.421
Sueldos, Salarios y Otras Retribuciones	283.575.297
Beneficios y Complementos de Sueldos y Salarios	78.600.000
Aportes Patronales	27.982.704
Prestaciones Sociales y Otras Indemnizaciones	64.897.301
Asistencia Socioeconómica	61.879.119
Bienes y Servicios	296.473.518
Bienes de Consumo	70.440.000
Servicios no Personales	226.033.518
Impuestos Indirectos	41.085.480
Depreciación y Amortización	5.838.636
Transferencias y Donaciones Corrientes	95.868.688
Al Sector Privado	95.868.688
Transferencias Corrientes al Sector Privado	95.868.688
Directas a Personas	95.868.688
Otras Transferencias Directas a Personas	95.868.688
Gastos de Capital	**291.556.250**
Inversión Real Directa	291.556.250
Formación Bruta de Capital Fijo	291.556.250
Maquinaria, Equipos y Otros Bienes Muebles	291.556.250
Aplicaciones Financieras	**26.752.290**
Disminución de Pasivos	26.752.290
Disminución de Cuentas y Efectos por Pagar	26.752.290
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	26.752.290
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	26.752.290
TOTAL	**1.274.509.283**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0026577	Mantenimiento, Ampliación y Actualización de la Plataforma de Interconexión de las Instituciones Públicas del Estado Táchira	Conexión	390		476.248.387		44.401.156	520.649.543
0027096	Cursos de Capacitación Para el Área de Informática	Cursos	102		17.440.000		4.200.000	21.640.000
0026831	Apoyo Mediante Subvenciones a Tesis de Grado, Maestrías, Proyectos de Investigación, Asistencia a Eventos y Publicaciones Dirigidos a la Población Universitaria del Estado Táchira	Solicitudes	188		102.301.273		40.000.000	142.301.273
0027026	Investigación, Innovación y Transferencia de Tecnología en Rubros Agrícolas en el Estado Táchira	Población Atendida	130		21.124.449			21.124.449
0027083	Producción Masiva de Agentes Biológicos Para el Control de Plagas y Enfermedades en Cultivos Hortícola en los Municipios Vargas y Jáuregui del Estado Táchira	Kilogramos	10.800		108.641.250			108.641.250
	TOTAL				725.755.359		88.601.156	814.356.515

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		283.863.138		27.982.704	311.845.842
02	Gestión Administrativa		12.572.150		129.896.140	142.468.290
03	Previsión y Protección Social					
06	Otras				5.838.636	5.838.636
	TOTAL		296.435.288		163.717.480	460.152.768

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**17**	**178.248.276**
Directivo	4	74.148.480
Profesional y Técnico	7	73.716.132
Administrativo	4	20.663.664
Obrero	2	9.720.000
Personal Contratado	**4**	**25.570.472**
Profesional y Técnico	4	25.570.472
TOTAL	**21**	**203.818.748**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	516.934.421
4.02	Materiales, Suministros y Mercancías	70.440.000
4.03	Servicios no Personales	267.118.998
4.04	Activos Reales	291.556.250
4.07	Transferencias	95.868.688
4.08	Otros Gastos	5.838.636
4.11	Disminución de Pasivos	26.752.290
	TOTAL	**1.274.509.283**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.202.670.647**
Transferencias y Donaciones Corrientes	1.166.670.647
Del Sector Público	1.166.670.647
Transferencias Corrientes Internas Recibidas del Sector Público	1.166.670.647
De la República	1.022.190.647
Del Poder Estadal	144.480.000
Venta de Bienes y Servicios de las Administraciones Publicas	36.000.000
Venta de Servicios	36.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos Corrientes	**956.200.743**
Gastos de Consumo	860.332.055
Remuneraciones	516.934.421
Sueldos, Salarios y Otras Retribuciones	283.575.297
Beneficios y Complementos de Sueldos y Salarios	78.600.000
Aportes Patronales	27.982.704
Prestaciones Sociales y Otras Indemnizaciones	64.897.301
Asistencia Socioeconómica	61.879.119
Bienes y Servicios	296.473.518
Bienes de Consumo	70.440.000
Servicios no Personales	226.033.518
Impuestos Indirectos	41.085.480
Depreciación y Amortización	5.838.636
Transferencias y Donaciones Corrientes	95.868.688
Al Sector Privado	95.868.688
Transferencias Corrientes al Sector Privado	95.868.688
Directas a Personas	95.868.688
Otras Transferencias Directas a Personas	95.868.688
C. Resultado Económico: ahorro/(Desahorro)	**246.469.904**
II. Cuenta Capital	
A. Ingresos de Capital	**318.308.540**
Recursos Propios de Capital	252.308.540
Ahorro en la Cuenta Corriente	246.469.904
Incremento de la Depreciación y Amortización Acumuladas	5.838.636
Transferencias y Donaciones de Capital	66.000.000
Transferencias de Capital Recibidas del Sector Público	66.000.000
Del Poder Estadal	66.000.000
B. Gastos de Capital	**291.556.250**
Inversión Real Directa	291.556.250
Formación Bruta de Capital Fijo	291.556.250
Maquinaria, Equipos y Otros Bienes Muebles	291.556.250
C. Resultado Financiero: Superávit/(Déficit)	**26.752.290**
III. Cuenta Financiera	
A. Fuentes Financieras	**26.752.290**
Superávit Financiero	26.752.290
B. Aplicaciones Financieras	**26.752.290**
Disminución de Pasivos	26.752.290
Disminución de Cuentas y Efectos por Pagar	26.752.290
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	26.752.290
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	26.752.290

A0322

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO SUCRE (FUNDACITE-SUCRE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

FINANCIAMIENTO

El principal objetivo de Fundacite Sucre, consiste en fomentar el desarrollo de programas y proyectos que ayuden al progreso del Estado en el área científica y tecnológica, conjuntamente con Instituciones que persiguen el mismo fin, entre las cuales cabe destacar las siguientes: Universidad de Oriente, I.U.T. Carúpano, I.U.T. Cumaná, I.N.I.A., PDVSA SUCRE, Zona Educativa del estado Sucre, FUNDASALUD, entre otros.

La Fundacite Sucre, cuenta con tres fuentes principales de financiamiento: el Ministerio de Ciencia y Tecnología (M.C.T.), el Ejecutivo Regional y la Alcaldía del Municipio Sucre del estado Sucre. El aporte del M.C.T., es usado para cubrir los gastos de personal, parte de los gastos operativos y desarrollar la ejecución de programas y proyectos de investigación que ayuden a solventar problemas del Estado, contribuyendo a mejorar la calidad de vida. La asignación del Ejecutivo Regional y de la Alcaldía serán dedicados a la ejecución de programas y proyectos que la Institución esta desarrollando en las áreas de Tele-información, estudios de tercer nivel, programas educativos y gastos por concepto de servicios básicos.

La Fundación prevé para el año fiscal 2006, ingresos propios derivados de colocaciones de recursos financieros, donaciones del sector privado, etc.

En definitiva, el cuadro relativo a las fuentes de financiamiento para el año 2.006 es el siguiente:

	En Millones de Bolívares
• Aporte del Ministerio de Ciencia y Tecnología	1.188,5
• Aporte del Ejecutivo Regional	200,0
• Aporte de la Alcaldía del Municipio Sucre	100,0
• Ingresos Propios	16,4
• Depreciación y Amortización	3,6
TOTAL	**1.508,5**

GASTOS

Fundacite Sucre distribuye los recursos asignados en catorce (14) Proyectos cuya erogaciones alcanzan a Bs. 1.141,9 millones y dos (2) Acciones Centralizadas a las cuales se asignan Bs. 366,5 millones.

El presupuesto de gastos de Fundacite Sucre para el presente ejercicio fiscal, asciende a Bs. 1.508,5 millones, cantidad que será utilizada con criterios de optimización y transparencia para lograr nuestro objetivo principal, que consiste en promover la investigación y la transferencia tecnológica aplicadas al desarrollo del Estado Sucre. Es importante señalar que nuestra actividad se debe incrementar para apoyar los planes del Ministerio de Ciencia y Tecnología en los tres (3) Municipios Innovadores (Valdez, Cajigal y Arismendi) y a lo largo y ancho de todo el Estado Sucre.

La partida 401 "Gastos de Personal", han sido considerados tres (3) cargos vacantes: uno (1) en el Proyecto Academia de Software Libre y dos (2) en Acciones Centralizadas. El incremento de esta partida se debe a la incorporación de la cesta ticket como beneficio justo para los trabajadores y un 20 % de incremento salarial, que se considera para nuestro personal debido a la importancia y volumen de trabajo que ellos ejecutan y que los sueldos y salarios estén un poco acorde con los niveles de inflación. La partida 402 "Materiales, Suministros y

Mercancías", además de los niveles de inflación, contempla un aumento significativo debido al reforzamiento y extensión de programas relevantes en el nivel educativo de la región y a la ejecución de nuevos Proyectos. Por su parte, el incremento de la partida 403 "Servicios No Personales", se debe, entre otras causas, a los niveles de inflación y al reforzamiento, creación y extensión de proyectos.

Por su parte la partida 404 "Activos Reales", contempla la reposición y modernización de equipos necesarios para poder cumplir las metas de los proyectos que tienen continuidad, además de los nuevos. Con la partida 407 "Transferencias y Donaciones", se van a cubrir gastos para el desarrollo de proyectos conjuntamente con Instituciones del sector educativo, donde se requiere la concesión ayudas económicas y entrega de premios. Para este año el "Programa Conócelo" abarca desde el séptimo hasta el 9no. grado y se realizaran tres (3) Olimpiadas del Castellano.

Los recursos asignados a las partidas de gastos de esta Fundación para el año 2.006 serán distribuidos de la siguiente manera:

	En Millones de Bolívares
• Gastos de Personal	652,8
• Materiales, Suministros y Mercancías	221,9
• Servicios No Personales	436,0
• Activos Reales	92,2
• Disminución de Pasivos	3,0
• Transferencias y Donaciones	99,0
• Depreciación y Amortización	3,6
TOTAL	**1.508,5**

COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO

Fundacite Sucre, atenderá una población aproximadamente de tres mil quinientos usuarios de servicios de Internet a través de los catorce (14) Infocentros ubicados en el Estado Sucre, formará alrededor de 700 personas entre funcionarios públicos y otros usuarios en general en la Academia de Software Libre y brindará asesoramiento a una población estimada de cuarenta y seis mil estudiantes de Educación Media y Diversificada a través de nuestro programa en el área educativa, también se ayudarán en trámites y económicamente alrededor de doscientos estudiantes o investigadores universitarios.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.504.815.284**
Transferencias y Donaciones Corrientes	1.498.455.284
Del Sector Privado	10.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	10.000.000
De Empresas Privadas	10.000.000
Del Sector Público	1.488.455.284
Transferencias Corrientes Internas Recibidas del Sector Público	1.488.455.284
De la República	1.188.455.284
Del Poder Estadal	200.000.000
Del Poder Municipal	100.000.000
Rentas de la Propiedad	6.360.000
Intereses	6.360.000
Intereses Internos	6.360.000
Intereses por Depósitos	6.360.000
Ingresos de Capital	**3.640.000**
Recursos Propios de Capital	3.640.000
Incremento de la Depreciación y Amortización Acumuladas	3.640.000
TOTAL	**1.508.455.284**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.413.331.784**
Gastos de Consumo	1.314.349.884
Remuneraciones	652.794.426
Sueldos, Salarios y Otras Retribuciones	311.890.752
Beneficios y Complementos de Sueldos y Salarios	103.196.383
Aportes Patronales	40.919.891
Prestaciones Sociales y Otras Indemnizaciones	70.012.269
Asistencia Socioeconómica	126.775.131
Bienes y Servicios	657.915.458
Bienes de Consumo	221.903.189
Servicios no Personales	436.012.269
Depreciación y Amortización	3.640.000
Transferencias y Donaciones Corrientes	98.981.900
Al Sector Privado	98.981.900
Donaciones Corrientes al Sector Privado	98.981.900
Donaciones a Personas	98.981.900
Gastos de Capital	**92.123.500**
Inversión Real Directa	92.123.500
Formación Bruta de Capital Fijo	92.123.500
Maquinaria, Equipos y Otros Bienes Muebles	92.123.500
Aplicaciones Financieras	**3.000.000**
Disminución de Pasivos	3.000.000
Disminución de Cuentas y Efectos por Pagar	3.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	3.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	3.000.000
TOTAL	**1.508.455.284**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
24591	Plénsalo: Apoyo a la Enseñanza y el Aprendizaje de las Matemáticas	Talleres / Publicación	1.380.770	30.000.000	62.700.309			92.700.309
25106	Academia Software Libre del Estado Sucre	Persona	1.090		169.213.844			169.213.844
22979	Fortalecimiento de la red de Innovación Productiva (producción, Productividad y Procesamiento de Cacao Cajigal).	Talleres / Jornadas / Reuniones	13	10.000.000	50.372.552			60.372.552
23939	Fortalecimiento de la Plataforma Tecnológica de Infocentros y Alcaldías Digitales	Usuarios Atendidos	2.457.600		88.724.153			88.724.153
23927	Apoyo a la Investigación	Solicitudes	358	30.000.000	29.425.876			59.425.876
23623	Enseñanza Temprana de la Ciencia	Reuniones	65	10.000.000	2.500.000			12.500.000
23279	Hylesia Metabus	Informe / Reporte	47.999		54.647.830			54.647.830
28775	Parque Tecnológico de Cumana	Asistencia Técnica	100		61.500.000			61.500.000
25225	Ambiente y Recursos Naturales	Talleres	12	8.000.000	13.500.000			21.500.000
23367	Harina Nutricionales	Población Atendida	6.200		70.000.000			70.000.000
24931	Interconexión Municipales de Transmisión de Datos del Estado Sucre	Conexión	75	31.000.000	65.477.791			96.477.791
26786	Fortalecimiento del Portal de Ciencia y Tecnología del Estado Sucre.	Registros	5.000	9.648.511	23.237.652			32.886.163
24764	Programa Conócelo	Talleres / Publicación	1.246.924	156.351.489	107.618.692			263.970.181
26437	Fortalecimiento de la Plataforma Tecnológica Institucional	Servicios	5	25.000.000	33.000.000			58.000.000
	TOTAL			**310.000.000**	**831.918.699**			**1.141.918.699**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		324.053.430			324.053.430
02	Gestión Administrativa	10.000.000	32.483.155			42.483.155
	TOTAL	**10.000.000**	**356.536.585**			**366.536.585**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**18**	**251.389.968**
Directivo	2	43.740.000
Profesional y Técnico	10	161.103.624
Administrativo	3	28.169.472
Obrero	3	18.376.872
Personal Contratado	**5**	**58.700.784**
Profesional y Técnico	5	58.700.784
TOTAL	**23**	**310.090.752**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	652.794.426
4.02	Materiales, Suministros y Mercancías	221.903.189
4.03	Servicios no Personales	436.012.269
4.04	Activos Reales	92.123.500
4.07	Transferencias	98.981.900
4.08	Otros Gastos	3.640.000
4.11	Disminución de Pasivos	3.000.000
	TOTAL	**1.508.455.284**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.504.815.284**
Transferencias y Donaciones Corrientes	1.498.455.284
Del Sector Privado	10.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	10.000.000
De Empresas Privadas	10.000.000
Del Sector Público	1.488.455.284
Transferencias Corrientes Internas Recibidas del Sector Público	1.488.455.284
De la República	1.188.455.284
Del Poder Estadal	200.000.000
Del Poder Municipal	100.000.000
Rentas de la Propiedad	6.360.000
Intereses	6.360.000
Intereses Internos	6.360.000
Intereses por Depósitos	6.360.000
B. Gastos Corrientes	**1.413.331.784**
Gasto de Consumo	1.314.349.884
Remuneraciones	652.794.426
Sueldos, Salarios y Otras Retribuciones	311.890.752
Beneficios y Complementos de Sueldos y Salarios	103.196.383
Aportes Patronales	40.919.891
Prestaciones Sociales y Otras Indemnizaciones	70.012.269
Asistencia Socioeconómica	126.775.131
Bienes y Servicios	657.915.458
Bienes de Consumo	221.903.189
Servicios no Personales	436.012.269
Depreciación y Amortización	3.640.000
Transferencias y Donaciones Corrientes	98.981.900
Al Sector Privado	98.981.900
Donaciones Corrientes al Sector Privado	98.981.900
Donaciones a Personas	98.981.900
C. Resultado Económico:Ahorro /(Desahorro)	**91.483.500**
II. Cuenta Capital	
A. Ingresos de Capital	**95.123.500**
Recursos Propios de Capital	95.123.500
Ahorro en la Cuenta Corriente	91.483.500
Incremento de la Depreciación y Amortización Acumuladas	3.640.000
B. Gastos de Capital	**92.123.500**
Inversión Real Directa	92.123.500
Formación Bruta de Capital Fijo	92.123.500
Maquinaria, Equipos y Otros Bienes Muebles	92.123.500
C. Resultado Financiero:Superávit /(Déficit)	**3.000.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**3.000.000**
Superávit Financiero	3.000.000
B. Aplicaciones Financieras	**3.000.000**
Disminución de Pasivos	3.000.000
Disminución de Cuentas y Efectos por Pagar	3.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	3.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	3.000.000

A0334

Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)

FUNDACIÓN INSTITUTO DE INGENIERÍA PARA LA INVESTIGACIÓN Y DESARROLLO TECNOLÓGICO (FIIDT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el año 2006, la Fundación Instituto de Ingeniería tiene como meta fundamental lograr, con los recursos asignados por el Ejecutivo Nacional y los ingresos propios producto de su gestión, mantenerse como brazo tecnológico del Estado Venezolano, así como de las pequeñas y medianas empresas nacionales.

En tal sentido, el Programa de Proyectos de Apoyo al Plan de Desarrollo Científico – Tecnológico del Estado, en el plan del Ministerio de Ciencia y Tecnología, consolida la contribución de la Fundación en áreas de interés estratégico para la Nación, enmarcadas dentro del Plan Operativo 2006, como lo son:

- Ámbito Económico: en el que se ejecutan proyectos, asesorías y servicios en las áreas de agroproducción, seguridad alimentaria, redes de innovación productiva, tecnologías de información y comunicación, metalmecánica, petróleo, gas y energías alternas.

- Ámbito Político: participación en proyectos dentro de las áreas denominadas como gobierno electrónico, calidad de la gestión pública y redes del Estado y ciencia y tecnología para la Seguridad y Defensa Nacional.

- Ámbito Territorial: a través de la ejecución de proyectos en el área de vivienda y municipio innovador, así como también en el área de hábitat y desarrollo. De igual forma, se plantean proyectos dentro del programa de innovación del desarrollo endógeno.

El Presupuesto de la Fundación Instituto de Ingeniería para el Ejercicio Fiscal 2006, está formulado tomando en cuenta el entorno económico que está atravesando el país en los actuales momentos y sobre las perspectivas que se manejan para el ejercicio en referencia.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**28.751.778.474**
Transferencias y Donaciones Corrientes	17.907.343.002
Del Sector Público	17.907.343.002
Transferencias Corrientes Internas Recibidas del Sector Público	17.907.343.002
De la República	17.907.343.002
Venta de Bienes y Servicios de las Administraciones Públicas	1.500.000.000
Venta de Servicios	1.500.000.000
Rentas de la Propiedad	200.000.000
Intereses	200.000.000
Intereses Internos	200.000.000
Intereses por Depósitos	200.000.000
Otros Ingresos	9.144.435.472
Diversos Ingresos	9.144.435.472
Ingresos de Capital	**250.000.000**
Recursos Propios de Capital	250.000.000
Incremento de la Depreciación y Amortización Acumuladas	250.000.000
Fuentes Financieras	**1.510.650.000**
Disminución de la Inversión Financiera	1.510.650.000
Disminución de Otros Activos Financieros	1.510.650.000
Disminución de Disponibilidades	1.110.650.000
Disminución de Inversiones Temporales	1.110.650.000
Disminución de Cuentas por Cobrar a Corto Plazo	400.000.000
Disminución de Rentas por Recaudar a Corto Plazo	400.000.000
TOTAL	**30.512.428.474**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**19.044.958.474**
Gastos de Consumo	18.827.158.474
Remuneraciones	11.632.952.442
Sueldos, Salarios y Otras Retribuciones	2.487.829.615
Beneficios y Complementos de Sueldos y Salarios	6.291.394.621
Aportes Patronales	387.765.085
Prestaciones Sociales y Otras Indemnizaciones	1.152.321.478
Asistencia Socioeconómica	713.641.643
Otros Gastos de Personal	600.000.000
Bienes y Servicios	6.944.206.032
Bienes de Consumo	3.179.621.032
Servicios no Personales	3.764.585.000
Depreciación y Amortización	250.000.000
Transferencias y Donaciones Corrientes	217.800.000
Al Sector Privado	217.800.000
Transferencias Corrientes al Sector Privado	217.800.000
Directas a Personas	212.800.000
Pensiones y Otros Beneficios Asociados	15.576.000
Jubilaciones y Otros Beneficios Asociados	197.224.000
Otras Transferencias Corrientes Internas al Sector Privado	5.000.000
Gastos de Capital	**11.281.970.000**
Inversión Real Directa	11.281.970.000
Formación Bruta de Capital Fijo	11.281.970.000
Maquinaria, Equipos y Otros Bienes Muebles	11.281.970.000
Aplicaciones Financieras	**185.500.000**
Disminución de Pasivos	185.500.000
Disminución de Cuentas y Efectos por Pagar	185.500.000
Disminución de Otras Cuentas y Efectos por Pagar	185.500.000
Disminución de Obligaciones de Ejercicios Anteriores	185.500.000
TOTAL	**30.512.428.474**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A033401	Desarrollo e Incorporación de Tecnologías de Apoyo al Proceso Agro-productivo Nacional para el Desarrollo Endógeno: Rubros Yuca y Cacao	Abastecimiento	6	71.163.872	766.496.128			837.660.000
A033402	Desarrollo de Tecnologías en Apoyo a la Política Nacional de Seguridad Alimentaria: Rubros Arroz, Maíz, Carga de Azúcar y Plátano	Equipo	14	71.158.872	766.496.128			837.655.000
A0334003	Desarrollo e Incorporación de Tecnologías en Zonas Especiales de Desarrollo Sustentable (ZEDES): Santa Cruz del Orinoco	Abastecimiento	1	48.793.503	1.020.574.459		22.372.038	1.091.740.000
A033404	Desarrollos Tecnológicos Para la Gestión de los Recursos Hídricos	Sistema	1	71.165.541	674.261.459			745.427.000
A033405	Desarrollo de Tecnologías Habilitantes para el Sector Industrial Venezolano	Proyecto	5	71.165.541	766.494.459			837.660.000
A033406	Evaluación de las Condiciones Físico-naturales, Socioeconómicas para la Gestión del Territorio Venezolano en Materia de Riesgo y Desarrollo Endógeno	Mapa	12	71.165.541	1.019.064.459			1.090.230.000

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A0334007	Caracterización del Espacio Terrestre y Marítimo a Partir de Imágenes Satelitales: Caso Límite Norte de la Placa Sudamericana y Fosa de Cariaco	Informe	1	71.165.541	278.897.459			350.063.000
A033408	Desarrollo de Tecnologías en Calidad Ambiental	Unidades	1	71.165.541	597.126.759			668.292.300
A0334009	Desarrollo en TIC para la Sociedad	Sistema	1	71.165.541	766.489.459			837.655.000
A0334010	Servicio Tecnológico de Apoyo al Control de la Calidad en la Industria	Plano	10		1.539.935.177		9.144.435.472	10.684.370.649
A0334011	Conocimiento Estratégico para la Gestión Institucional	Informe	2.000	71.165.541	897.646.459			968.812.000
A033412	Desarrollos Tecnológicos para el Sector Energético Nacional	Unidad	10	71.165.541	766.494.459			837.660.000
A033413	Tecnologías para la Seguridad y Defensa de la Nacional	Informe	250	64.267.038	40.435.262		732.952.962	837.655.262
A033414	Desarrollos Tecnológicos en la Plataforma Informática de la FII (Software Libre y Plataforma Ethernet con Redes Virtuales - Vlan - y Firewall	Control	5	71.165.541	278.897.709			350.063.250
A033415	Ingeniería de Procesos para el Mejoramiento de la Productividad y la Calidad de las Pymes y Cooperativas	Proyecto	5	71.173.884	1.460.463.116			1.531.637.000
	TOTAL			**967.047.038**	**11.639.772.951**		**9.899.760.472**	**22.506.580.461**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	250.000.000	4.860.347.962			5.110.347.962
02	Gestión Administrativa	482.952.962	1.194.422.089		1.005.325.000	2.682.700.051
03	Previsión y Protección Social		212.800.000			212.800.000
	TOTAL	732.952.962	6.267.570.051		1.005.325.000	8.005.848.013

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**160**	**2.799.564.282**
Directivo	9	347.558.840
Profesional y Técnico	101	1.870.893.840
Administrativo	50	581.111.602
Personal Contratado	**64**	**1.122.561.163**
Profesional y Técnico	64	1.122.561.163
TOTAL	**224**	**3.922.125.445**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**8**	**109.935.127**
Jubilado	7	104.346.127
Pensionado	1	5.589.000
TOTAL	**8**	**109.935.127**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	11.632.952.442
4.02	Materiales, Suministros y Mercancías	3.179.621.032
4.03	Servicios no Personales	3.764.585.000
4.04	Activos Reales	11.281.970.000
4.07	Transferencias y Donaciones	217.800.000
4.08	Otros Gastos	250.000.000
4.11	Disminución de Pasivos	185.500.000
	TOTAL	**30.512.428.474**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**28.751.778.474**
Transferencias y Donaciones Corrientes	17.907.343.002
Del Sector Público	17.907.343.002
Transferencias Corrientes Internas Recibidas del Sector Público	17.907.343.002
De la República	17.907.343.002
Recursos Ordinarios	17.907.343.002
Venta de Bienes y Servicios de las Administraciones Públicas	1.500.000.000
Venta de Servicios	1.500.000.000
Rentas de la Propiedad	200.000.000
Intereses	200.000.000
Intereses Internos	200.000.000
Intereses por Depósitos	200.000.000
Otros Ingresos	9.144.435.472
Diversos Ingresos	9.144.435.472
B. Gastos Corrientes	**19.044.958.474**
Gastos de Consumo	18.827.158.474
Remuneraciones	11.632.952.442
Sueldos, Salarios y Otras Retribuciones	2.487.829.615
Beneficios y Complementos de Sueldos y Salarios	6.291.394.621
Aportes Patronales	387.765.085
Prestaciones Sociales y Otras Indemnizaciones	1.152.321.478
Asistencia Socioeconómica	713.641.643
Otros Gastos de Personal	600.000.000
Bienes y Servicios	6.944.206.032
Bienes de Consumo	3.179.621.032
Servicios no Personales	3.764.585.000
Depreciación y Amortización	250.000.000
Transferencias y Donaciones Corrientes	217.800.000
Al Sector Privado	217.800.000
Transferencias Corrientes al Sector Privado	217.800.000
Directas a Personas	212.800.000
Pensiones y Otros Beneficios Asociados	15.576.000
Jubilaciones y Otros Beneficios Asociados	197.224.000
Otras Transferencias Corrientes Internas al Sector Privado	5.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**9.706.820.000**
II. Cuenta Capital	
A. Ingresos de Capital	**9.956.820.000**
Recursos Propios de Capital	9.956.820.000
Ahorro en la Cuenta Corriente	9.706.820.000
Incremento de la Depreciación y Amortización Acumuladas	250.000.000
B. Gastos de Capital	**11.281.970.000**
Inversión Real Directa	11.281.970.000
Formación Bruta de Capital Fijo	11.281.970.000
Maquinaria, Equipos y Otros Bienes Muebles	11.281.970.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
C. Resultado Financiero:Superávit/(Déficit)	**(1.325.150.000)**
III. Cuenta Financiera	
A. Fuentes Financieras	**1.510.650.000**
Disminución de la Inversión Financiera	1.510.650.000
Disminución de Otros Activos Financieros	1.510.650.000
Disminución de Disponibilidades	1.110.650.000
Disminución de Inversiones Temporales	1.110.650.000
Disminución de Cuentas por Cobrar a Corto Plazo	400.000.000
Disminución de Rentas por Recaudar a Corto Plazo	400.000.000
B. Aplicaciones Financieras	**1.510.650.000**
Disminución de Pasivos	185.500.000
Disminución de Cuentas y Efectos por Pagar	185.500.000
Disminución de Otras Cuentas y Efectos por Pagar	185.500.000
Disminución de Obligaciones de Ejercicios Anteriores	185.500.000
Déficit Financiero	1.325.150.000

A0338

Fundación Instituto Zuliano de Investigaciones
Tecnológica (INZIT-CICASI)

FUNDACIÓN INSTITUTO ZULIANO DE INVESTIGACIONES TECNOLÓGICAS (INZIT-CICASI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

FINANCIAMIENTO

Los recursos presupuestarios para el ejercicio fiscal 2006 de la Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI), asciende a la cantidad de Bs. 1.968,1 millones, discriminado de la siguiente forma:

CONCEPTO	MONTO (EN MILLONES DE BOLÍVARES)
1. Aporte de la República (Ministerio de Ciencia y Tecnología)	1.451,1
2. Recursos por Actividades Propias	445,0
3. Incremento de Depreciación Acumulada	72,0
TOTAL	**1.968,1**

GASTOS

La política de gastos del INZIT-CICASI para el 2006, se ha orientado a lograr una mayor consolidación en su papel promotor de la Ciencia y la Tecnología en la Región enfocando su actuación a incrementar las erogaciones destinadas a la inversión en Ciencia y Tecnología. Así como también, la generación de conocimientos, investigación aplicada y prestación de servicios técnicos, asesora en asistencia tecnológica, principalmente en las áreas de ambiente, carbón, metalurgia y metalmecánica, química y petróleo con la finalidad de atender a los diversos sectores productivos de la región zuliana y nacional en todas sus áreas de acción mediante la realización de todas sus actividades con responsabilidad, ética, eficiencia profesional capacidad de respuesta inmediata y en función competitiva, para producir y ofertar servicios tecnológicos de óptima calidad, mediante acreditaciones y certificaciones nacionales e internacionales..

COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO

Para 2006, la Fundación continuará su política de incentivar la actividad Científica-Tecnológica Regional y Nacional, apoyando los programas y proyectos enmarcados dentro de los lineamientos de política regional y nacional, que contribuyan con el incremento de la competitividad del Estado Zulia y generar productos de investigación que aporten soluciones a problemas concretos de la región y del país. Se pretende lograr estos objetivos mediante la continuación de la modernización de la plataforma analítica y tecnológica de las diferentes unidades de la institución, reconstruir la unidad de investigación y desarrollo, a través de la asimilación e incorporación de profesionales del tercer y cuarto nivel de formación orientado a tal fin, ampliar la capacidad de servicios tecnológicos prestados, mejorar la cobertura de servicios en el área ambiental, mantener y aumentar la calificación como laboratorio de calidad, acreditación por diversas organizaciones nacionales e internacionales, avanzar en el saneamiento administrativo de la Fundación y utilizar la investigación aplicada para mejorar la calidad de vida de los ciudadanos de las comunidades. Todo con la finalidad de consolidar la institución en nuestro papel promotor de la Ciencia y Tecnología en la Región.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.896.143.503**
Transferencias y Donaciones Corrientes	1.451.143.503
Del Sector Público	1.451.143.503
Transferencias Corrientes Internas Recibidas del Sector Público	1.451.143.503
De la República	1.451.143.503
Venta de Bienes y Servicios de las Administraciones Publicas	445.000.000
Venta de Servicios	445.000.000
Ingresos de Capital	**72.000.000**
Recursos Propios de Capital	72.000.000
Incremento de la Depreciación y Amortización Acumuladas	72.000.000
TOTAL	**1.968.143.503**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.800.194.022**
Gastos de Consumo	1.775.194.022
Remuneraciones	1.189.510.640
Sueldos, Salarios y Otras Retribuciones	734.663.965
Beneficios y Complementos de Sueldos y Salarios	191.685.571
Prestaciones Sociales y Otras Indemnizaciones	138.687.655
Asistencia Socioeconómica	124.473.449
Bienes y Servicios	513.683.382
Bienes de Consumo	129.404.501
Servicios no Personales	384.278.881
Depreciación y Amortización	72.000.000
Transferencias y Donaciones Corrientes	25.000.000
Al Sector Privado	25.000.000
Transferencias Corrientes al Sector Privado	25.000.000
Directas a Personas	25.000.000
Jubilaciones y Otros Beneficios Asociados	25.000.000
Gastos de Capital	**167.949.481**
Inversión Real Directa	167.949.481
Formación Bruta de Capital Fijo	167.949.481
Maquinaria, Equipos y Otros Bienes Muebles	167.949.481
TOTAL	**1.968.143.503**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
26075	Evaluación de los Nuevos Yacimientos Carboníferos	Tonelada	120		400.135.692			400.135.692
26504	Estudio Realizados a la Industria Petrolera en Seguridad, Higiene y Ambiente.	Informe Técnico	45		405.678.617			405.678.617
27090	Evaluación de las Aguas Subterráneas y Niveles de Contaminación en el Sector el Bajo del Mcpio San Francisco del Estado Zulia	Informe Técnico	2		107.214.676			107.214.676
26838	Aplicación de Geoquímica Orgánica en la Producción en Yacimientos Petrolíferos del Estado Zulia	Yacimiento	180		104.152.424			104.152.424
	TOTAL				1.017.181.409			1.017.181.409

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	50.957.286	433.962.094			484.919.380
02	Gestión Administrativa	369.042.714			72.000.000	441.042.714
03	Previsión y Protección Social	25.000.000				25.000.000
	TOTAL	445.000.000	433.962.094		72.000.000	950.962.094

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**36**	**445.981.260**
Directivo	6	146.398.452
Profesional y Técnico	19	187.450.836
Administrativo	6	47.320.836
De Investigación	5	64.811.136
Personal Contratado	**5**	**51.563.952**
Profesional y Técnico	5	51.563.952
TOTAL	**41**	**497.545.212**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1**	**17.500.000**
Jubilado	1	17.500.000
TOTAL	**1**	**17.500.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.189.510.640
4.02	Materiales, Suministros y Mercancías	129.404.501
4.03	Servicios no Personales	384.278.881
4.04	Activos Reales	167.949.481
4.07	Transferencias y Donaciones	25.000.000
4.08	Otros Gastos	72.000.000
	TOTAL	**1.968.143.503**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.896.143.503**
Transferencias y Donaciones Corrientes	1.451.143.503
Del Sector Público	1.451.143.503
Transferencias Corrientes Internas Recibidas del Sector Público	1.451.143.503
De la República	1.451.143.503
Venta de Bienes y Servicios de las Administraciones Publicas	445.000.000
Venta de Servicios	445.000.000
B. Gastos Corrientes	**1.800.194.022**
Gastos de Consumo	1.775.194.022
Remuneraciones	1.189.510.640
Sueldos, Salarios y Otras Retribuciones	734.663.965
Beneficios y Complementos de Sueldos y Salarios	191.685.571
Prestaciones Sociales y Otras Indemnizaciones	138.687.655
Asistencia Socioeconómica	124.473.449
Bienes y Servicios	513.683.382
Bienes de Consumo	129.404.501
Servicios no Personales	384.278.881
Depreciación y Amortización	72.000.000
Transferencias y Donaciones Corrientes	25.000.000
Al Sector Privado	25.000.000
Transferencias Corrientes al Sector Privado	25.000.000
Directas a Personas	25.000.000
Jubilaciones y Otros Beneficios Asociados	25.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**95.949.481**
II. Cuenta Capital	
A. Ingresos de Capital	**167.949.481**
Recursos Propios de Capital	167.949.481
Ahorro en la Cuenta Corriente	95.949.481
Incremento de la Depreciación y Amortización Acumuladas	72.000.000
B. Gastos de Capital	**167.949.481**
Inversión Real Directa	167.949.481
Formación Bruta de Capital Fijo	167.949.481
Maquinaria, Equipos y Otros Bienes Muebles	167.949.481
C. Resultado Financiero: Equilibrado	

A0355

Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Zuliana (Fundacite-Zulia)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DE LA REGIÓN ZULIANA (FUNDACITE-ZULIA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

FINANCIAMIENTO
Los Recursos Presupuestarios para el Ejercicio Económico 2006, de la Fundación, ascienden a la cantidad de Bs. 1.959,3 millones, discriminados de la siguiente forma:

CONCEPTO	MONTO (EN MILLONES DE BOLÍVARES)
1. Aporte de la República (Ministerio de Ciencia y Tecnología	1.769,3
2. Aporte Estadal (Gobernación del Estado Zulia)	55,0
3. Recursos por Actividades Propias	75,0
4. Incremento de Depreciación Acumulada	60,0
TOTAL	**1.959,3**

GASTOS
Fundacite Zulia para 2006, orientará su política de gastos a lograr una mayor consolidación en su papel coordinador, planificador, evaluador, asesor y ejecutor de proyectos de Ciencia, Tecnología e Innovación en la Región, enfocando su actuación a incrementar la difusión y apoyo a la capacidad científica y tecnológica en la Región, dando de esta forma una valoración social al conocimiento, la Investigación y la Innovación, para ello se ejecutará el presupuesto de gastos distribuido de la siguiente manera:

CONCEPTO	MONTO (EN MILLONES DE BOLÍVARES)
1. Gastos de Personal	987,2
2. Materiales, Suministros y Mercancías	120,8
3. Servicios No personales	448,0
4. Activos Reales	156,0
5. Transferencias y Donaciones	181,3
6. Otros Gastos	66,0
TOTAL	**1.959,3**

COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO
Para 2006, la Fundación continuará su política de acercar el conocimiento a la gente, incentivando la participación ciudadana en pro del desarrollo endógeno local; estimulando y reconociendo las actividades Científicas, Tecnológicas y de Innovación realizadas por investigadores, tecnólogos populares, estudiantes; realizando eventos, ferias tecnológicas y encuentros entre los diferentes actores sociales de la región; impulsando la implantación de plataformas tecnológicas que optimice principalmente las redes básicas como las agrícolas y de salud; apoyando la investigación en áreas prioritarias nacionales; desarrollando actividades pioneras de alta importancia nacional como el desarrollo del software libre en la región y la instalación de un centro de gestión de información de riesgos en el Estado; finalmente, pero con especial importancia, orientando acciones hacia el desarrollo del capital humano zuliano, a través de su formación y capacitación en las áreas científica y tecnológica.

Para el 2006, Fundacite Zulia estima ejecutar doce (12) proyectos conforme a su Plan Operativo Anual, enmarcado dentro de las políticas nacionales señaladas por el Ministerio de Ciencia y Tecnología, orientados al cumplimiento de los siguientes objetivos:

- Fortalecer las actividades productivas locales en la región zuliana: Municipio Innovador
- Ampliar la red de información agrícola del estado Zulia, para disponer de recursos actualizados del sector
- Incorporar los centros de servicios al ciudadano del estado Zulia a la red inalámbrica de comunicación.
- Formar y Capacitar usuarios y desarrolladores de Tecnologías de Información y capacitación en el uso de herramientas de software libre para viabilizar el proceso de migración en la región Zuliana
- Elaborar una base de datos de sistemas de riesgos (sismos, cuencas de ríos, fallas geológicas, inundaciones, mapas geológicos e hidrográficos) y de expertos en el estado Zulia
- Contribuir a la formación y actualización permanente del capital humano zuliano en las áreas científica y tecnológica
- Sintonizar la gestión institucional con las demandas sociales y prioridades nacionales
- Contribuir a la formación de nuevos investigadores, propiciando la capacitación de jóvenes, miembros de las comunidades y misiones para disminuir el analfabetismo funcional, informático y la falta de una cultura científica en la región zuliana
- Disminuir y prevenir las enfermedades neuro-inmunobiológicas a través del fortalecimiento de las actividades de investigación y desarrollo realizadas por el Instituto de Investigaciones Biomédicas
- Formar y capacitar animadores comunitarios en Centros de Tecnología de Información, en la región Zuliana
- Difundir e intercambiar resultados y experiencias relacionadas con ciencia, tecnología e innovación para la solución de problemas en la región Zuliana
- Desarrollar un programa tecnológico y de información en los centros de salud del estado Zulia

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.899.301.192**
Transferencias y Donaciones Corrientes	1.824.301.192
Del Sector Público	1.824.301.192
Transferencias Corrientes Internas Recibidas del Sector Público	1.824.301.192
De la República	1.769.301.192
Del Poder Estadal	55.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	60.000.000
Venta de Servicios	60.000.000
Rentas de la Propiedad	15.000.000
Intereses	15.000.000
Intereses Internos	15.000.000
Intereses por Depósitos	15.000.000
Ingresos de Capital	**60.000.000**
Recursos Propios de Capital	60.000.000
Incremento de la Depreciación y Amortización Acumuladas	60.000.000
TOTAL	**1.959.301.192**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.803.301.192**
Gastos de Consumo	1.615.992.392
Remuneraciones	987.166.136
Sueldos, Salarios y Otras Retribuciones	389.595.580
Beneficios y Complementos de Sueldos y Salarios	248.814.825
Aportes Patronales	26.032.843
Prestaciones Sociales y Otras Indemnizaciones	118.942.081
Asistencia Socioeconómica	203.780.807
Bienes y Servicios	568.826.256
Bienes de Consumo	120.795.492
Servicios no Personales	448.030.764
Depreciación y Amortización	60.000.000
Impuestos Directos	6.000.000
Transferencias y Donaciones Corrientes	181.308.800
Al Sector Privado	44.308.800
Transferencias Corrientes al Sector Privado	44.308.800
Directas a Personas	44.308.800
Jubilaciones y Otros Beneficios Asociados	44.308.800
Al Sector Público	137.000.000
Donaciones Corrientes al Sector Público	137.000.000
A los Entes Descentralizados sin Fines Empresariales	137.000.000
Gastos de Capital	**156.000.000**
Inversión Real Directa	156.000.000
Formación Bruta de Capital Fijo	141.000.000
Maquinaria, Equipos y Otros Bienes Muebles	141.000.000
Bienes Intangibles	15.000.000
TOTAL	**1.959.301.192**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
30p0855	Fortalecimiento de las Actividades Productivas Locales en la Región Zuliana: Municipio Innovador	Proyecto	10		70.000.000			70.000.000
30p0155	Agenda de Innovación Juvenil Para el Fortalecimiento de la Educación en el Estado Zulia: Resonancia Educativa	Centro / equipo	77		173.559.366			173.559.366
30p0355	Fortalecimiento de las Actividades Científicas, Tecnológicas y de Innovación en la Región Zuliana	Actividad	46		219.155.977			219.155.977
30p0455	Centro de Reflexión Comunitaria en Centros de Tecnología de Información, para el Desarrollo Local	Centro / equipo	1		158.742.872			158.742.872
30p0655	Investigación y Desarrollo, sobre Enfermedades Neuro e Inmunobiologicas en la Región Zuliana	Proyecto	10		252.503.069			252.503.069
30p0255	Apropiación y Valoración de la Ciencia y la Tecnología	Actividad	28		76.700.034			76.700.034
30p0755	Fortalecimiento de la red Inalámbrica Para la Comunicación Entre los Centros de Servicios del Estado Zulia (mercal, Barrio Adentro, Ambulatorios)	Taller	16		30.000.000			30.000.000
30p0555	Agenda Para la Formación Permanente Hacia el Conocimiento Científico y Tecnológico	Curso	40		107.849.517			107.849.517
30p1055	Centro de Gestión de Información de Riesgos Para el Estado Zulia	Centro / equipo	1		60.000.000			60.000.000
30p1155	Implantación del Software Libre en la Región Zuliana	Curso	5		50.000.000			50.000.000
30p1355	Fortalecimiento de la red de Información Agrícola del Estado Zulia	Centro / equipo	1		30.000.000			30.000.000
30p1455	Salud Digital	Software	1		10.000.000			10.000.000
	TOTAL				1.238.510.835			1.238.510.835

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		350.880.615			350.880.615
02	Gestión Administrativa	75.000.000	135.600.942		115.000.000	325.600.942
03	Previsión y Protección Social		44.308.800			44.308.800
	TOTAL	75.000.000	530.790.357		115.000.000	720.790.357

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**32**	**419.795.580**
Directivo	3	88.200.000
Profesional y Técnico	12	164.751.360
Administrativo	8	72.598.440
De Investigación	9	94.245.780
TOTAL	**32**	**419.795.580**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**2**	**24.000.000**
Jubilado	2	24.000.000
TOTAL	**2**	**24.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	987.166.136
4.02	Materiales, Suministros y Mercancías	120.795.492
4.03	Servicios no Personales	448.030.764
4.04	Activos Reales	156.000.000
4.07	Transferencias y Donaciones	181.308.800
4.08	Otros Gastos	66.000.000
	TOTAL	**1.959.301.192**

CAPITULO III
CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.899.301.192**
Transferencias y Donaciones Corrientes	1.824.301.192
Del Sector Público	1.824.301.192
Transferencias Corrientes Internas Recibidas del Sector Público	1.824.301.192
De la República	1.769.301.192
Del Poder Estadal	55.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	60.000.000
Venta de Servicios	60.000.000
Rentas de la Propiedad	15.000.000
Intereses	15.000.000
Intereses Internos	15.000.000
Intereses por Depósitos	15.000.000
B. Gastos Corrientes	**1.803.301.192**
Gastos de Consumo	1.615.992.392
Remuneraciones	987.166.136
Sueldos, Salarios y Otras Retribuciones	389.595.580
Beneficios y Complementos de Sueldos y Salarios	248.814.825
Aportes Patronales	26.032.843
Prestaciones Sociales y Otras Indemnizaciones	118.942.081
Asistencia Socioeconómica	203.780.807
Bienes y Servicios	568.826.256
Bienes de Consumo	120.795.492
Servicios no Personales	448.030.764
Depreciación y Amortización	60.000.000
Impuestos Directos	6.000.000
Transferencias y Donaciones Corrientes	181.308.800
Al Sector Privado	44.308.800
Transferencias Corrientes al Sector Privado	44.308.800
Directas a Personas	44.308.800
Jubilaciones y Otros Beneficios Asociados	44.308.800
Al Sector Público	137.000.000
Donaciones Corrientes al Sector Público	137.000.000
A los Entes Descentralizados sin Fines Empresariales	137.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**96.000.000**
II. Cuenta Capital	
A. Ingresos de Capital	**156.000.000**
Recursos Propios de Capital	156.000.000
Ahorro en la Cuenta Corriente	96.000.000
Incremento de la Depreciación y Amortización Acumuladas	60.000.000
B. Gastos de Capital	**156.000.000**
Inversión Real Directa	156.000.000
Formación Bruta de Capital Fijo	141.000.000
Maquinaria, Equipos y Otros Bienes Muebles	141.000.000
Bienes Intangibles	15.000.000
C. Resultado Financiero: Equilibrado	

A0363
Fundación Venezolana de Investigaciones
Sismológicas (FUNVISIS)

FUNDACIÓN VENEZOLANA DE INVESTIGACIONES SISMOLÓGICAS (FUNVISIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

FUNVISIS, para el año 2006, orientará su acción a la gestión de riesgo sísmico, al cual están expuestas las personas e infraestructuras en nuestro país, derivado de la ubicación del mismo en un límite activo de placas tectónicas (CARIBE-SURAMÉRICA).

A tal fin, la Fundación tiene por objeto realizar y promover estudios e investigaciones sismológicas; la conservación y mantenimiento permanente de las Redes Sismológicas y Acelerográficas del país; la ejecución de los proyectos de microzonificación sísmica en los principales centros poblados del país; formar personal especializado en investigaciones en las áreas de geofísica, sismología, neotectónica, sismicidad histórica, geología e ingeniería sísmica; actualizar las normas sismorresistentes y promover las ordenanzas municipales en materia de gestión del riesgo; mantener y organizar un centro de documentación especializado en sismología, geología e ingeniería sísmica; así como realizar las demás funciones en el área de su competencia, tendentes a mitigar el riesgo sísmico y divulgar los conocimientos y enseñanzas obtenidas, para la preparación de la sociedad civil ante eventuales situaciones de emergencia de origen sísmico.

Dentro de las perspectivas para el próximo año, se espera el mantenimiento de la acción decidida por parte del Estado Venezolano, a favor del desarrollo de una política de gestión preventiva de los riesgos naturales de mayor impacto socio-económico, entre los cuales se destaca el riesgo sísmico. Todo esto, con el fin de que los programas del gobierno y las políticas públicas en materia de mejoramiento habitacional y desarrollo urbano, se efectúen en áreas de crecimiento y expansión que reúnan las condiciones de seguridad ante las amenazas naturales.

Como resumen de las metas previstas para el año 2006, se encuentran las siguientes:

- Realización de estudios e investigaciones de microzonificación sísmica en las ciudades de Caracas, Barquisimeto, Carora y Mérida, para lo cual se delimitará la respuesta local del subsuelo, se efectuará la modelación en sistema de información geográfica, se realizarán mediciones gravimétricas y del ruido sísmico ambiental. A través de estudios de vulnerabilidad estructural, se elaborarán las recomendaciones sobre los tipos constructivos en las diversas microzonas y sus implicaciones para las ordenanzas municipales.

- Ejecución de estudios sobre sismotéctonica y riesgo sísmico en forma integral, abarcando las áreas de Sismología, Ingeniería Sísmica y Ciencias de la Tierra.

- Realización de evaluaciones fotogeológicas y sismológicas.

- Continuación, en el marco del Servicio Sismológico Nacional, con la transmisión y procesamiento de la información sísmica como apoyo a los planes de prevención, así como el mantenimiento preventivo y correctivo de 305 estaciones sismológicas y acelerográficas a nivel nacional.

- Divulgación ciudadana y sísmica, mediante el dictado de 300 talleres, destinados a la formación preventiva de comunidades vulnerables y expuestas a un alto riesgo sísmico y a la preparación de multiplicadores y facilitadores del conocimiento preventivo en poblaciones escolarizadas y de adultos.

- Adecuación física de la edificación donde funcionará el Museo Sismológico, incluyendo el diseño e instalación de exhibición museológica relativa al conocimiento e investigación sismológica.

- Instalación, mantenimiento y operación de la red sismológica de la costa oriental del Lago de Maracaibo, perteneciente a PDVSA, y de la red sismológica del sistema hidráulico Yacambú-Quibor.

- Realización del procedimiento e interpretación de los datos de perfiles sísmicos de refracción y reflexión profunda efectuados en los estados Falcón, Aragua, Anzoátegui y Sucre.

- Ejecución de estudios de amenaza sísmica y de mediciones de vibraciones con impacto en las comunidades.

- Desarrollo e implementación del Plan de Migración a Software Libre, en el marco del Decreto 3390.

Para el cumplimiento de sus objetivos y metas, FUNVISIS programó un presupuesto para el año 2006, de Trece Mil Novecientos Noventa y Cuatro Millones Doscientos Veintiocho Mil Seiscientos Sesenta y un Bolívares (Bs.13.994.228.661).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**8.479.109.078**
Transferencias y Donaciones Corrientes	7.646.228.239
Del Sector Público	7.646.228.239
Transferencia Corrientes Internas Recibidas del Sector Público	7.646.228.239
De la República	7.646.228.239
Venta de Bienes y Servicios de las Administraciones Públicas	425.880.839
Venta de Servicios	425.880.839
Rentas de la Propiedad	397.000.000
Intereses	397.000.000
Intereses Internos	397.000.000
Intereses por Títulos-valores	337.000.000
Intereses por Depósitos	60.000.000
Otros Ingresos	10.000.000
Otros Ingresos Ajenos a la Operación	10.000.000
Ingresos de Capital	**820.000.000**
Recursos Propios de Capital	820.000.000
Incremento de la Depreciación y Amortización Acumuladas	820.000.000
Fuentes Financieras	**4.695.119.583**
Disminución de la Inversión Financiera	4.695.119.583
Disminución de Otros Activos Financieros	4.695.119.583
Disminución de Disponibilidades	4.695.119.583
Disminución de Bancos	2.672.858.617
Disminución de Inversiones Temporales	2.022.260.966
TOTAL	**13.994.228.661**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**9.820.678.157**
Gastos de Consumo	9.703.898.031
Remuneraciones	4.416.369.518
Sueldos, Salarios y Otras Retribuciones	2.177.935.729
Beneficios y Complementos de Sueldos y Salarios	1.252.224.551
Aportes Patronales	114.736.032
Prestaciones Sociales y Otras Indemnizaciones	274.491.803
Asistencia Socioeconómica	596.981.403
Bienes y Servicios	3.635.474.147
Bienes de Consumo	517.553.918
Servicios no Personales	3.117.920.229
Impuestos Indirectos	832.054.366
Depreciación y Amortización	820.000.000
Transferencias y Donaciones Corrientes	116.780.126
Al Sector Privado	116.780.126
Transferencias Corrientes al Sector Privado	116.780.126
Directas a Personas	116.780.126
Jubilaciones y Otros Beneficios Asociados	36.780.126
Otras Transferencias Directas a Personas	80.000.000
Gastos de Capital	**4.080.550.504**
Inversión Real Directa	4.080.550.504
Formación Bruta de Capital Fijo	3.988.164.539
Maquinaria, Equipos y Otros Bienes Muebles	3.988.164.539
Bienes Intangibles	92.385.965
Aplicaciones Financieras	**93.000.000**
Disminución de Pasivos	93.000.000
Disminución de Cuentas y Efectos por Pagar	83.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	71.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	21.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	50.000.000
Disminución de Otras Cuentas y Efectos por Pagar	12.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	12.000.000
Disminución de Otros Pasivos	10.000.000
Disminución de Obligaciones de Ejercicios Anteriores	10.000.000
TOTAL	**13.994.228.661**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0A03635	Desarrollo y modernización de sistemas y servicios informáticos	Sistema	4		441.564.501		378.547.582	820.112.083
0A03632	Microzonificación Sísmica	Estudio	6		1.291.416.568		2.358.102.726	3.649.519.294
0A03633	Divulgación y capacitación ciudadana en información y prevención sísmica	Persona	30.000		563.116.484		720.856.037	1.283.972.521
0A03631	Servicio Sismológico Nacional	Reporte	2.880		2.306.292.043			2.306.292.043
0A03636	Asistencia técnica en sismología, geofísica aplicada y amenaza sísmica	Servicio	24	425.880.839				425.880.839
0A03634	Sismo-tectónica y riesgo sísmico	Estudio	40		749.970.172		300.899.854	1.050.870.026
	TOTAL			425.880.839	5.352.359.768		3.758.406.199	9.536.646.806

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.963.709.770			1.963.709.770
02	Gestión Administrativa	407.000.000	293.378.575		1.756.713.384	2.457.091.959
03	Previsión y Protección Social		36.780.126			36.780.126
	TOTAL	407.000.000	2.293.868.471		1.756.713.384	4.457.581.855

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**90**	**1.476.291.547**
Directivo	13	428.170.147
Profesional y Técnico	32	455.648.745
Administrativo	18	124.858.727
De Investigación	27	467.613.928
Personal Contratado	**39**	**267.890.824**
Profesional y Técnico	11	120.106.000
Administrativo	5	28.014.000
De Investigación	8	109.770.824
Obrero	15	10.000.000
TOTAL	**129**	**1.744.182.371**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**2**	**15.200.000**
Jubilado	2	15.200.000
TOTAL	**2**	**15.200.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	4.416.369.518
4.02	Materiales, Suministros y Mercancías	517.553.918
4.03	Servicios no Personales	3.949.974.595
4.04	Activos Reales	4.080.550.504
4.07	Transferencias y Donaciones	116.780.126
4.08	Otros Gastos	820.000.000
4.11	Disminución de Pasivos	93.000.000
	TOTAL	**13.994.228.661**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.479.109.078**
Transferencias y Donaciones Corrientes	7.646.228.239
Del Sector Público	7.646.228.239
Transferencias Corrientes Internas Recibidas del Sector Público	7.646.228.239
De la República	7.646.228.239
Recursos Ordinarios	7.646.228.239
Venta de Bienes y Servicios de las Administraciones Públicas	425.880.839
Venta de Servicios	425.880.839
Rentas de la Propiedad	397.000.000
Intereses	397.000.000
Intereses Internos	397.000.000
Intereses por Títulos-valores	337.000.000
Intereses por Depósitos	60.000.000
Otros Ingresos	10.000.000
Otros Ingresos Ajenos a la Operación	10.000.000
B. Gastos Corrientes	**9.820.678.157**
Remuneraciones	4.416.369.518
Sueldos, Salarios y Otras Retribuciones	2.177.935.729
Beneficios y Complementos de Sueldos y Salarios	1.252.224.551
Aportes Patronales	114.736.032
Prestaciones Sociales y Otras Indemnizaciones	274.491.803
Asistencia Socioeconómica	596.981.403
Bienes y Servicios	3.635.474.147
Bienes de Consumo	517.553.918
Servicios no Personales	3.117.920.229
Impuestos Indirectos	832.054.366
Depreciación y Amortización	820.000.000
Transferencias y Donaciones Corrientes	116.780.126
Al Sector Privado	116.780.126
Transferencias Corrientes al Sector Privado	116.780.126
Directas a Personas	116.780.126
Jubilaciones y Otros Beneficios Asociados	36.780.126
Otras Transferencias Directas a Personas	80.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**(1.341.569.079)**
II. Cuenta Capital	
A. Ingresos de Capital	**(521.569.079)**
Recursos Propios de Capital	(521.569.079)
Desahorro en la Cuenta Corriente	(1.341.569.079)
Incremento de la Depreciación y Amortización Acumuladas	820.000.000
B. Gastos de Capital	**4.080.550.504**
Inversión Real Directa	4.080.550.504
Formación Bruta de Capital Fijo	3.988.164.539
Maquinaria, Equipos y Otros Bienes Muebles	3.988.164.539
Bienes Intangibles	92.385.965
C. Resultado Financiero: Superávit/(Déficit)	**(4.602.119.583**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**4.695.119.583**
Disminución de la Inversión Financiera	4.695.119.583
Disminución de Otros Activos Financieros	4.695.119.583
Disminución de Disponibilidades	4.695.119.583
Disminución de Bancos	2.672.858.617
Disminución de Inversiones Temporales	2.022.260.966
B. Aplicaciones Financieras	**4.695.119.583**
Disminución de Pasivos	93.000.000
Disminución de Cuentas y Efectos por Pagar	83.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	71.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	21.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	50.000.000
Disminución de Otras Cuentas y Efectos por Pagar	12.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	12.000.000
Disminución de Otros Pasivos	10.000.000
Disminución de Obligaciones de Ejercicios Anteriores	10.000.000
Resultado Financiero: Déficit	4.602.119.583

A0382
Fundación Centro de Investigaciones de Astronomía
Francisco J. Duarte (CIDA)

FUNDACIÓN CENTRO DE INVESTIGACIONES DE ASTRONOMÍA FRANCISCO DUARTE (CIDA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Centro de Investigaciones de Astronomía "Francisco J. Duarte" (CIDA), que tiene por objeto realizar, promover y difundir las actividades de observación y seguimiento espectroscópico, investigación en las áreas de astrometría, astrofísica extragaláctica y cosmología observacional, así como estudios teóricos y experimentales en el campo de la astronomía, estructura galáctica y detección de nuevas estrellas; estimular el intercambio técnico y científico con instituciones similares nacionales o extranjeras; contribuir al perfeccionamiento de su personal y al de los astrónomos del país; difundir los resultados de las investigaciones y estudios que realice y facilitar sus instalaciones. A tales fines, se plantea para el año 2006 los siguientes objetivos:

- Fortalecer el estudio sistemático de enormes extensiones del cielo nocturno y de fenómenos relacionados con la variabilidad de objetos celestes, mediante la aplicación de nuevas tecnologías en detectores digitales panorámicos, con que están dotados los telescopios de tamaño medio como el Schmidt del OAN.

- Fomentar el sondeo del cielo ecuatorial para detectar variaciones de brillo en toda una gama de objetos celestes y variedades de tipos de estrellas, claves para investigar problemas fundamentales como la estructura y origen de la Vía Láctea, la formación de estrellas, sistemas planetarios y el origen de nuestro Sistema Solar o formación de nuestra Galaxia.

- Fomentar la promoción y divulgación de la astronomía, mediante el ofrecimiento del servicio de la única biblioteca del país especializada en el área, dirigida tanto al personal del CIDA, como a los astrónomos, astrofísicos y estudiantes de las universidades nacionales, astrónomos aficionados y público en general, además de la base de datos que contiene la información sobre las publicaciones existentes en la biblioteca, la cual podrá ser consultada desde cualquier lugar a través de Internet y de los Programas de "Astronomía para todos", adelantados conjuntamente por Fundacite Mérida y CIDA y " Divulgación de los Resultados y Docencia" a nivel de doctorado, maestría y licenciatura.

- Mantener la operación y administración del Centro de Visitantes del Observatorio Astronómico Nacional de Llano del Hato, ubicado cerca de Apartaderos en el Municipio Rangel del Estado Mérida, a fin de ofrecer al visitante toda la información referente al Observatorio y a la astronomía en general, mediante visitas guiadas a las cúpulas, charlas, videos, exhibiciones y cuando las condiciones atmosféricas lo permiten, la observación con los instrumentos menores.

- Consolidar el mantenimiento preventivo y correctivo de los equipos del Observatorio de Llano del Hato y el desarrollo de nuevas tecnologías, a través del Departamento Técnico del CIDA (Laboratorios de Electrónica y de Óptica, Talleres de Electrónica y de Micromecánica), aplicando los conocimientos adquiridos en el desarrollo de instrumental astronómico, a otras áreas como la medicina, la física de superconductores y las comunicaciones, realizando de esta manera un servicio a la colectividad.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**2.280.069.017**
Transferencias y Donaciones Corrientes	2.240.069.017
Del Sector Público	2.240.069.017
Transferencias Corrientes Internas Recibidas del Sector Público	2.240.069.017
De la República	2.240.069.017
Ingresos de Operación	25.000.000
Otros Ingresos de Operación	25.000.000
Rentas de la Propiedad	15.000.000
Intereses	15.000.000
Intereses Internos	15.000.000
Intereses por Depósitos	15.000.000
Ingresos de Capital	**49.920.000**
Recursos Propios de Capital	49.920.000
Incremento de la Depreciación y Amortización Acumuladas	49.920.000
TOTAL	**2.329.989.017**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**2.199.539.017**
Gastos de Consumo	2.085.002.359
Remuneraciones	1.762.103.376
Sueldos, Salarios y Otras Retribuciones	723.864.713
Beneficios y Complementos de Sueldos y Salarios	412.751.354
Aportes Patronales	62.638.472
Prestaciones Sociales y Otras Indemnizaciones	189.717.632
Asistencia Socioeconómica	161.658.612
Otros Gastos de Personal	211.472.593
Bienes y Servicios	272.978.983
Bienes de Consumo	96.837.000
Servicios no Personales	176.141.983
Depreciación y Amortización	49.920.000
Transferencias y Donaciones Corrientes	114.536.658
Al Sector Privado	113.536.658
Transferencias Corrientes al Sector Privado	113.036.658
Directas a Personas.	113.036.658
Pensiones y Otros Beneficios Asociados	51.350.618
Jubilaciones y Otros Beneficios Asociados	53.326.040
Otras Transferencias Directas a Personas	8.360.000
Donaciones Corrientes al Sector Privado	500.000
Donaciones a Instituciones sin Fines de Lucro	500.000
Al Sector Externo	1.000.000
Transferencias Corrientes al Exterior	1.000.000
A Instituciones sin Fines de Lucro	1.000.000
Gastos de Capital	**130.450.000**
Inversión Real Directa	130.450.000
Formación Bruta de Capital Fijo	130.450.000
Maquinaria, Equipos y Otros Bienes Muebles	130.450.000
TOTAL	**2.329.989.017**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
26116	Investigaciones en Ciencias Astronómicas y Aeroespaciales en Astrometría, Formación Estelar y Planetaria, Estructura Galáctica y Cosmología Observacional	Publicación	15		859.630.243			859.630.243
25241	Mantenimiento General del Observatorio y Desarrollo Instrumental Para Apoyo Técnico a las Investigaciones en Ciencias Astronómicas y Aeroespaciales	Mantenimiento Realizado	40		529.488.730			529.488.730
28135	Promoción, Divulgación y Popularización de la Astronomía y las Ciencias del Espacio	Población Atendida	300.043		184.701.501			184.701.501
	TOTAL				**1.573.820.474**			**1.573.820.474**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	40.000.000	374.591.885			414.591.885
02	Gestión Administrativa		186.980.000		49.920.000	236.900.000
03	Previsión y Protección Social		104.676.658			104.676.658
	TOTAL	**40.000.000**	**666.248.543**		**49.920.000**	**756.168.543**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**38**	**681.010.517**
Directivo	5	179.181.265
Profesional y Técnico	13	215.431.331
Administrativo	4	42.841.821
De Investigación	5	165.015.763
Obrero	11	78.540.337
Personal Fijo a Tiempo Parcial	**21**	**90.863.646**
Profesional y Técnico	12	55.909.581
Obrero	9	34.954.065
Personal Contratado	**1**	**5.000.000**
Profesional y Técnico	1	5.000.000
TOTAL	**60**	**776.874.163**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**3**	**57.062.232**
Jubilado	2	29.965.658
Pensionado	1	27.096.574
Obrero	**1**	**3.870.000**
Pensionado	1	3.870.000
TOTAL	**4**	**60.932.232**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.762.103.376
4.02	Materiales, Suministros y Mercancías	96.837.000
4.03	Servicios no Personales	176.141.983
4.04	Activos Reales	130.450.000
4.07	Transferencias y Donaciones	114.536.658
4.08	Otros Gastos	49.920.000
	TOTAL	**2.329.989.017**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.280.069.017**
Transferencias y Donaciones Corrientes	2.240.069.017
Del Sector Público	2.240.069.017
Transferencias Corrientes Internas Recibidas del Sector Público	2.240.069.017
De la República	2.240.069.017
Recursos Ordinarios	2.240.069.017
Ingresos de Operación	25.000.000
Otros Ingresos de Operación	25.000.000
Rentas de la Propiedad	15.000.000
Intereses	15.000.000
Intereses Internos	15.000.000
Intereses por Depósitos	15.000.000
B. Gastos Corrientes	**2.199.539.017**
Remuneraciones	1.762.103.376
Sueldos, Salarios y Otras Retribuciones	723.864.713
Beneficios y Complementos de Sueldos y Salarios	412.751.354
Aportes Patronales	62.638.472
Prestaciones Sociales y Otras Indemnizaciones	189.717.632
Asistencia Socioeconómica	161.658.612
Otros Gastos de Personal	211.472.593
Bienes y Servicios	272.978.983
Bienes de Consumo	96.837.000
Servicios no Personales	176.141.983
Depreciación y Amortización	49.920.000
Transferencias y Donaciones Corrientes	114.536.658
Al Sector Privado	113.536.658
Transferencias Corrientes al Sector Privado	113.036.658
Directas a Personas	113.036.658
Pensiones y Otros Beneficios Asociados	51.350.618
Jubilaciones y Otros Beneficios Asociados	53.326.040
Otras Transferencias Directas a Personas	8.360.000
Donaciones Corrientes al Sector Privado	500.000
Donaciones a Instituciones sin Fines de Lucro	500.000
Al Sector Externo	1.000.000
Transferencias Corrientes al Exterior	1.000.000
A Instituciones sin Fines de Lucro	1.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**80.530.000**
II. Cuenta Capital	
A. Ingresos de Capital	**130.450.000**
Recursos Propios de Capital	130.450.000
Ahorro en la Cuenta Corriente	80.530.000
Incremento de la Depreciación y Amortización Acumuladas	49.920.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**130.450.000**
Inversión Real Directa	130.450.000
Formación Bruta de Capital Fijo	130.450.000
Maquinaria, Equipos y Otros Bienes Muebles	130.450.000

A0405

Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-Lara)

FUNDACIÓN PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA DEL ESTADO LARA (FUNDACITE-LARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara, fue creada en Julio del año 1997 con el nombre de Fundación para el Desarrollo de la Ciencia y la Tecnología de la Región Centro Occidental, hoy en día funciona bajo la tutela del Ministerio de Ciencia y Tecnología, y su ámbito prioritario de actuación es el Estado Lara.

El objetivo de esta Fundación consiste en promover y estimular el desarrollo y fortalecimiento de la investigación científica y tecnológica de dicho estado, fundamentado en las normas establecidas en la Constitución de la República Bolivariana de Venezuela, en las estrategias señaladas en el Plan de Desarrollo Económico y Social de la Nación y, en las orientaciones de la recién promulgada Ley Orgánica de Ciencia, Tecnología e Innovación.

Las prioridades de este organismo para el ejercicio 2006, están dirigidas hacia el fortalecimiento y consolidación de los proyectos relacionados con el ámbito de innovación para el desarrollo endógeno local, tomando en cuenta su impacto en lo social, económico, político y territorial; los proyectos de tecnologías de información y comunicación que conduzcan a reducir la brecha tecnológica y, aquellos que se orientan al desarrollo de las zonas semiáridas, altas y de gestión urbana.

En tal sentido, el presupuesto de recursos de la Fundación para el año 2006, alcanza la cantidad de Bs. 1.960,8 millones, conformado por las siguientes fuentes de financiamiento: Bs. 30,0 millones por la venta de servicios, Bs. 1.203,5 millones por el aporte del Ejecutivo Nacional a través del Ministerio de Ciencia y Tecnología, Bs. 600,0 millones por transferencias de la Gobernación del Estado Lara, Bs. 117,3 millones provenientes de la disminución de disponibilidades en instituciones financieras bancarias y, Bs. 10,0 millones de incremento de la depreciación y amortización acumuladas.

Como puede apreciarse, los recursos propios apenas constituyen el 8,0% del presupuesto, mientras que el 92% restante, se sustenta en el aporte del Ejecutivo Nacional, cuyo monto representa la principal fuente de ingresos con que cuenta dicho organismo para llevar a cabo las líneas de trabajo inherentes a su rol como organismo promotor del desarrollo de la ciencia y la tecnología en el Estado Lara.

El presupuesto de egresos asciende a Bs. 1.960,8 millones, donde los gastos corrientes totalizan el 86,6% (Bs. 1.697,4 millones); los de capital el 10,9% (Bs. 213,4 millones), y las aplicaciones financieras el 2,5% restante (Bs. 50,0 millones).

Por otra parte, es importante señalar que el Presupuesto de la Fundación para el ejercicio 2006, se formuló con base a la nueva técnica del presupuesto por proyectos, razón por la cual el 59,4% (Bs. 1.165,0 millones), se orientará a la ejecución de 12 proyectos, entre los cuales se destacan: Diseño y Creación del Plan Regional de Formación, Investigación y Desarrollo en Tecnologías Libres, Promoción del Desarrollo Integral de la Zona Semiárida del Estado Lara, Conectividad Inalámbrica del Gobierno Regional del Estado Lara, el Desarrollo de Servicios de la Plataforma Nacional de Tecnología de Información y Comunicación, entre otros; mientras que el 40,6% restante (Bs. 795,8 millones), a las acciones centralizadas, las cuales representan los gastos de funcionamiento de la institución, las erogaciones que no fueron posibles asociarlas a un único proyecto y, a la cancelación de los beneficios para el personal jubilado.

CAPÍTULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.833.533.307**
Transferencias y Donaciones Corrientes	1.803.533.307
Del Sector Público	1.803.533.307
Transferencias Corrientes Internas Recibidas del Sector Público	1.803.533.307
De la República	1.203.533.307
Del Poder Estadal	600.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	30.000.000
Venta de Servicios	30.000.000
Ingresos de Capital	**10.000.000**
Recursos Propios de Capital	10.000.000
Incremento de la Depreciación y Amortización Acumuladas	10.000.000
Fuentes Financieras	**117.236.670**
Disminución de la Inversión Financiera	117.236.670
Disminución de Otros Activos Financieros	117.236.670
Disminución de Disponibilidades	117.236.670
Disminución de Bancos	117.236.670
TOTAL	**1.960.769.977**

CAPÍTULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.697.391.977**
Gastos de Consumo	1.568.067.477
Remuneraciones	865.927.379
Sueldos, Salarios y Otras Retribuciones	322.576.643
Beneficios y Complementos de Sueldos y Salarios	43.679.901
Aportes Patronales	133.525.742
Prestaciones Sociales y Otras Indemnizaciones	87.813.432
Asistencia Socioeconómica	278.331.661
Bienes y Servicios	692.140.098
Bienes de Consumo	115.069.860
Servicios no Personales	577.070.238
Depreciación y Amortización	10.000.000
Transferencias y Donaciones Corrientes	129.324.500
Al Sector Privado	13.524.500
Transferencias Corrientes al Sector Privado	13.524.500
Directas a Personas	13.524.500

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Jubilaciones y Otros Beneficios Asociados	13.524.500
Al Sector Público	115.800.000
Transferencias Corrientes al Sector Público	115.800.000
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	115.800.000
Gastos de Capital	**213.378.000**
Inversión Real Directa	213.378.000
Formación Bruta de Capital Fijo	208.378.000
Maquinaria, Equipos y Otros Bienes Muebles	208.378.000
Bienes Intangibles	5.000.000
Aplicaciones Financieras	**50.000.000**
Disminución de Pasivos	50.000.000
Disminución de Cuentas y Efectos por Pagar	50.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	50.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	50.000.000
TOTAL	**1.960.769.977**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
22365	Diseño y Creación del Plan Regional de Formación, Investigación y Desarrollo en Tecnologías Libres.	Persona	300		95.000.000		20.000.000	115.000.000
22508	Estrategias e Instrumentos de Enseñanza de la Ciencia "Valoración de la Ciencia".	Población Atendida	1.736.983	20.026.685	134.974.000		20.000.000	175.000.685
22543	Apropiación Social y Visibilidad de la Ciencia, Tecnología e Innovación en la Población del Estado Lara.	Actividad	6		20.000.000		20.000.000	40.000.000
22802	Comunicación Institucional.	Actividad	17		2.500.000		2.500.000	5.000.000
22479	Desarrollo de Servicios de la Plataforma Nacional de Tecnologías de Información y Comunicación.	Capacitación	190		10.000.000		10.000.000	20.000.000
24293	Gestión del Desarrollo Humano basado en la Dinámica Social, Económica y Político Territorial Urbana.	Proyecto y Acción Ejecutada	4		50.000.000		25.000.000	75.000.000
24472	Promoción del Desarrollo Integral de la Zona Semiárida del Estado Lara.	Proyecto y Acción Ejecutada	5	35.000.000	50.000.000		30.000.000	115.000.000
22608	Desarrollo y Consolidación de las Redes de Innovación Productiva del Estado Lara.	Desarrollo de Sociedades Organizadas	7	30.000.000	280.000.000		30.000.000	340.000.000
22546	Municipio Innovador	Actividad	14		20.000.000		20.000.000	40.000.000
24544	Gestión de Tecnología de Información y Comunicación en Fundacite - Lara.	Actualización	26	5.000.000				5.000.000
24542	Academia Cisco de Fundacite - Lara	Capacitación	250		5.000.000		5.000.000	10.000.000
24311	Conectividad Inalámbrica del Gobierno Regional del Estado Lara.	Plataforma / Equipo	1	7.209.985	175.000.000		42.790.015	225.000.000
	TOTAL			97.236.670	842.474.000		225.290.015	1.165.000.685

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		150.000.000		346.245.477	496.245.477
02	Gestión Administrativa	60.000.000	197.534.807		28.464.508	285.999.315
03	Previsión y Protección Social		13.524.500			13.524.500
	TOTAL	60.000.000	361.059.307		374.709.985	795.769.292

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**25**	**301.056.544**
Directivo	2	66.707.910
Profesional y Técnico	11	154.370.554
Administrativo	11	75.118.080
Obrero	1	4.860.000
Personal Contratado	**9**	**65.200.000**
Profesional y Técnico	8	60.200.000
Administrativo	1	5.000.000
TOTAL	**34**	**366.256.544**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1**	**4.860.000**
Jubilado	1	4.860.000
TOTAL	**1**	**4.860.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	865.927.379
4.02	Materiales, Suministros y Mercancías	115.069.860
4.03	Servicios no Personales	577.070.238
4.04	Activos Reales	213.378.000
4.07	Transferencias y Donaciones	129.324.500
4.08	Otros Gastos	10.000.000
4.11	Disminución de Pasivos	50.000.000
	TOTAL	**1.960.769.977**

CAPÍTULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.833.533.307**
Transferencias y Donaciones Corrientes	1.803.533.307
Del Sector Público	1.803.533.307
Transferencias Corrientes Internas Recibidas del Sector Público	1.803.533.307
De la República	1.203.533.307
Del Poder Estadal	600.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	30.000.000
Venta de Servicios	30.000.000
B. Gastos Corrientes	**1.697.391.977**
Gastos de Consumo	1.568.067.477
Remuneraciones	865.927.379
Sueldos, Salarios y Otras Retribuciones	322.576.643
Beneficios y Complementos de Sueldos y Salarios	43.679.901
Aportes Patronales	133.525.742
Prestaciones Sociales y Otras Indemnizaciones	87.813.432
Asistencia Socioeconómica	278.331.661
Bienes y Servicios	692.140.098
Bienes de Consumo	115.069.860
Servicios no Personales	577.070.238
Depreciación y Amortización	10.000.000
Transferencias y Donaciones Corrientes	129.324.500
Al Sector Privado	13.524.500
Transferencias Corrientes al Sector Privado	13.524.500
Directas a Personas	13.524.500
Jubilaciones y Otros Beneficios Asociados	13.524.500
Al Sector Público	115.800.000
Transferencias Corrientes al Sector Público	115.800.000
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	115.800.000
C. Resultado Económico:Ahorro/(Desahorro)	**136.141.330**
II. Cuenta Capital	
A. Ingresos de Capital	**146.141.330**
Recursos Propios de Capital	146.141.330
Ahorro en la Cuenta Corriente	136.141.330
Incremento de la Depreciación y Amortización Acumuladas	10.000.000
B. Gastos de Capital	**213.378.000**
Inversión Real Directa	213.378.000
Formación Bruta de Capital Fijo	208.378.000
Maquinaria, Equipos y Otros Bienes Muebles	208.378.000
Bienes Intangibles	5.000.000
C. Resultado Financiero:Superávit/(Déficit)	**(67.236.670)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**117.236.670**
Disminución de la Inversión Financiera	117.236.670
Disminución de Otros Activos Financieros	117.236.670
Disminución de Disponibilidades	117.236.670
Disminución de Bancos	117.236.670
B. Aplicaciones Financieras	**117.236.670**
Disminución de Pasivos	50.000.000
Disminución de Cuentas y Efectos por Pagar	50.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	50.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	50.000.000
Resultado Financiero: Déficit	67.236.670

A0929
Fondo Nacional de Ciencia, Tecnología e Innovación
(FONACIT)

FONDO NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (FONACIT)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el año 2006, FONACIT ejecutará los diferentes proyectos aprobados en concordancia a lo dispuesto en la Ley de Ciencia, Tecnología e Innovación, a los efectos de dar cumplimiento al objetivo general del Instituto, cuya finalidad es apoyar financieramente la ejecución de proyectos definidos por su órgano de adscripción, en el marco de las atribuciones que por ley le han sido conferidas. De igual forma, es importante señalar que todas las acciones que realice el FONACIT, estarán en completa consonancia con las líneas estratégicas definidas por el Ejecutivo Nacional y las disposiciones de la Oficina Nacional de Presupuesto, como órgano rector del Sistema Presupuestario Nacional.

El FONACIT, como organismo en permanente promoción del desarrollo, mediante el financiamiento de oportunidades en el país en áreas científicas y tecnológicas, concretándose en proyectos que generen un gran aporte para el conocimiento, tiene como prioridades:

- La calidad académica, científica y técnica de los proyectos.
- La pertinencia de los proyectos con respecto a las políticas y prioridades del Ejecutivo Nacional, a través del Ministerio de Ciencia y Tecnología.
- La factibilidad y viabilidad de la puesta en práctica de los proyectos.
- Su contribución a la dinamización del aparato productivo del país o en mejora de la calidad de vida de la población y su aporte al sistema económico y social.
- El retorno de la inversión en términos de producción de capital humano intelectual, de la formación de redes socio técnicas nacionales, de su contribución al proceso regional del fortalecimiento de la infraestructura y en general, de las capacidades nacionales de ciencia y tecnología.

Los proyectos, que representan el 70% de la asignación de acuerdo a lo establecido en el presupuesto del ejercicio fiscal 2006, están enmarcados en las Líneas Estratégicas del Ejecutivo Nacional y el Fondo Nacional de Ciencia y Tecnología (FONACIT), conjuntamente con el Ministerio de Ciencia y Tecnología (MCT).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**87.239.384.835**
Transferencias y Donaciones Corrientes	87.239.384.835
Del Sector Público	87.239.384.835
Transferencias Corrientes Internas Recibidas del Sector Público	87.239.384.835
De la República	87.239.384.835
Ingresos de Capital	**38.800.000.000**
Recursos Propios de Capital	100.000.000
Incremento de la Depreciación y Amortización Acumuladas	100.000.000
Transferencias y Donaciones de Capital	38.700.000.000
Transferencias de Capital Recibidas del Sector Público	38.700.000.000
De la República	38.700.000.000
TOTAL	**126.039.384.835**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**85.414.754.641**
Gastos de Consumo	40.897.498.348
Remuneraciones	28.056.228.240
Sueldos, Salarios y Otras Retribuciones	3.896.368.489
Beneficios y Complementos de Sueldos y Salarios	3.412.310.499
Aportes Patronales	932.429.283
Prestaciones Sociales y Otras Indemnizaciones	3.025.919.870
Asistencia Socioeconómica	9.777.156.163
Otros Gastos de Personal	7.012.043.936
Bienes y Servicios	12.741.270.108
Bienes de Consumo	2.063.255.127
Servicios no Personales	10.678.014.981
Depreciación y Amortización	100.000.000
Transferencias y Donaciones Corrientes	44.517.256.293
Al Sector Privado	44.517.256.293
Transferencias Corrientes al Sector Privado	44.513.256.293
Directas a Personas	3.388.102.969
Pensiones y Otros Beneficios Asociados	1.072.947.735
Jubilaciones y Otros Beneficios Asociados	2.315.155.234
Otras Transferencias Corrientes Internas al Sector Privado	41.125.153.324

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Donaciones Corrientes al Sector Privado	4.000.000
Donaciones a Personas	4.000.000
Gastos de Capital	**40.624.630.194**
Inversión Real Directa	1.936.860.194
Formación Bruta dé Capital Fijo	5.704.183.442
Maquinaria, Equipos y Otros Bienes Muebles	1.936.860.194
Producción Propia (gastos Capitalizables)	3.767.323.248
Remuneraciones	2.681.615.540
Sueldos, Salarios y Otras Retribuciones	1.748.746.886
Beneficios y Complementos de Sueldos y Salarios	132.258.756
Aportes Patronales	163.572.380
Prestaciones Sociales y Otras Indemnizaciones	406.013.518
Asistencia Socioeconómica	231.024.000
Bienes y Servicios	1.085.707.708
Bienes de Consumo	288.436.393
Servicios no Personales	797.271.315
Transferencias y Donaciones de Capital	34.920.446.752
Al Sector Privado	34.920.446.752
Transferencias de Capital al Sector Privado	34.920.446.752
A Instituciones sin Fines de Lucro	34.920.446.752
TOTAL	**126.039.384.835**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
046	Financiamiento al Fortalecimiento a los Postgrados Nacionales	Financiamiento	12		1.239.380.208			1.239.380.208
060	Segundo Programa de Ciencia y Tecnología BID- FONACIT II	Proyecto	226		3.779.553.249			3.779.553.249
02	Financiamiento de Proyectos en Biodiversidad	Proyecto	15		1.072.458.691			1.072.458.691
03	Financiamiento para la Investigación en Biotecnología	Proyecto	17		8.431.990.805			8.431.990.805
08	Financiamiento para la Investigación en Metalmecánica	Proyecto	8		932.266.642			932.266.642
09	Investigación Básica Fundamental	Proyecto	16		1.668.785.612			1.668.785.612
04	Cooperación Internacional en Ciencia y Tecnología	Proyecto	32		129.056.044			129.056.044
044	Financiamiento para Formación de Investigadores a Nivel de Maestría y Doctorado	Beca	542		28.228.288.633			28.228.288.633
11	Revistas Científicas	Revista	90		1.656.178.499			1.656.178.499
01	Financiamiento para la Generación de Conocimientos en Agroproducción	Proyecto	62		7.356.539.414			7.356.539.414
05	Financiamiento en el Área de Petróleo, Gas y Energías Alternas	Proyecto	27		3.278.850.501			3.278.850.501
07	Financiamiento para Desarrollar Conocimientos en el Área de Salud Pública	Proyecto	65		4.469.796.494			4.469.796.494

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
043	Financiamiento para Promoción, Difusión y Formación Para el Desarrollo de la Tic-s	Beca	8		4.259.706.479			4.259.706.479
10	Financiamiento para Desarrollar Conocimientos en el Área de Vivienda y Hábitat	Proyecto	21		6.746.679.890			6.746.679.890
41	Financiamiento para Desarrollar Conocimientos en el Área de Disminución de Riesgos y Prevención de Desastres Naturales	Proyecto	27		3.496.939.653			3.496.939.653
36	Cooperación Internacional en Formación e Investigación-Convenio Venezuela / Cuba	Financiamiento	500		1.985.790.000			1.985.790.000
24	Financiamiento para Desarrollar Conocimientos en el Área de Fortalecimientos a Centros	Proyecto	6		2.181.629.059			2.181.629.059
27	Proyecto para Desarrollar Conocimientos en el Área de Innovación de Empresas	Proyecto	18		7.164.239.012			7.164.239.012
35	Financiamiento para Desarrollar Conocimientos en el Área de Tecnologías de Información, Comunicación y de las Telecomunicaciones	Proyecto	12		79.440.501			79.440.501
	TOTAL				**88.157.569.386**			**88.157.569.386**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		20.786.946.143			20.786.946.143
02	Gestión Administrativa		13.602.766.337		100.000.000	13.702.766.337
03	Previsión y Protección Social		3.392.102.969			3.392.102.969
	TOTAL		37.781.815.449		100.000.000	37.881.815.449

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**455**	**6.295.239.411**
Directivo	81	2.185.317.207
Profesional y Técnico	220	2.914.712.480
Administrativo	110	846.163.877
Obrero	44	349.045.847
Personal Contratado	**36**	**337.889.576**
Profesional y Técnico	15	174.233.216
Administrativo	2	14.400.000
Medico	1	10.200.000
Obrero	18	139.056.360
TOTAL	**491**	**6.633.128.987**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**100**	**888.938.919**
Jubilado	74	639.284.135
Pensionado	26	249.654.784
Obrero	**23**	**209.563.487**
Jubilado	9	112.235.150
Pensionado	14	97.328.337
TOTAL	**123**	**1.098.502.406**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	30.737.843.780
4.02	Materiales, Suministros y Mercancías	2.351.691.520
4.03	Servicios no Personales	11.475.286.296
4.04	Activos Reales	1.936.860.194
4.07	Transferencias y Donaciones	79.437.703.045
4.08	Otros Gastos	100.000.000
	TOTAL	**126.039.384.835**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**87.239.384.835**
Transferencias y Donaciones Corrientes	87.239.384.835
Del Sector Público	87.239.384.835
Transferencias Corrientes Internas Recibidas del Sector Público	87.239.384.835
De la República	87.239.384.835
Recursos Ordinarios	87.239.384.835
Convenio de Cooperación	1.985.800.000
Otros Conceptos	85.253.584.835
B. Gastos Corrientes	**85.414.754.641**
Gastos de Consumo	40.897.498.348
Remuneraciones	28.056.228.240
Sueldos, Salarios y Otras Retribuciones	3.896.368.489
Beneficios y Complementos de Sueldos y Salarios	3.412.310.499
Aportes Patronales	932.429.283
Prestaciones Sociales y Otras Indemnizaciones	3.025.919.870
Asistencia Socioeconómica	9.777.156.163
Otros Gastos de Personal	7.012.043.936
Bienes y Servicios	12.741.270.108
Bienes de Consumo	2.063.255.127
Servicios no Personales	10.678.014.981
Depreciación y Amortización	100.000.000
Transferencias y Donaciones Corrientes	44.517.256.293
Al Sector Privado	44.517.256.293
Transferencias Corrientes al Sector Privado	44.513.256.293
Directas a Personas	3.388.102.969
Pensiones y Otros Beneficios Asociados	1.072.947.735
Jubilaciones y Otros Beneficios Asociados	2.315.155.234
Otras Transferencias Corrientes Internas al Sector Privado	41.125.153.324
Donaciones Corrientes al Sector Privado	4.000.000
Donaciones a Personas	4.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**1.824.630.194**
II. Cuenta Capital	
A. Ingresos de Capital	**40.624.630.194**
Recursos Propios de Capital	1.924.630.194
Ahorro	1.824.630.194
Incremento de la Depreciación y Amortización Acumuladas	100.000.000
Transferencias y Donaciones de Capital	38.700.000.000
Transferencias de Capital Recibidas del Sector Público	38.700.000.000
De la República	38.700.000.000
Proyectos por Endeudamiento	38.700.000.000
Segundo Programa de Ciencia y Tecnología BID-FONACIT II	38.700.000.000
B. Gastos de Capital	**40.624.630.194**
Inversión Real Directa	1.936.860.194
Formación Bruta de Capital Fijo	5.704.183.442
Maquinaria, Equipos y Otros Bienes Muebles	1.936.860.194

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Producción Propia (gastos Capitalizables)	3.767.323.248
Remuneraciones	2.681.615.540
Sueldos, Salarios y Otras Retribuciones	1.748.746.886
Beneficios y Complementos de Sueldos y Salarios	132.258.756
Aportes Patronales	163.572.380
Prestaciones Sociales y Otras Indemnizaciones	406.013.518
Asistencia Socioeconómica	231.024.000
Bienes y Servicios	1.085.707.708
Bienes de Consumo	288.436.393
Servicios no Personales	797.271.315
Transferencias y Donaciones de Capital	34.920.446.752
Al Sector Privado	34.920.446.752
Transferencias de Capital al Sector Privado	34.920.446.752
A Instituciones sin Fines de Lucro	34.920.446.752
C. Resultado Financiero: Equilibrado	

A0937
Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)

SUPERINTENDENCIA DE SERVICIOS DE CERTIFICACIÓN ELECTRÓNICA (SUSCERTE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

SUSCERTE tiene proyectado para el ejercicio fiscal 2006 la cantidad de Bs. 3.754,4 millones suma que permitirá al ente continuar promoviendo la acción del Servicio, con el objeto de incentivar a las personas naturales o jurídicas, públicas o privadas, nacionales o extranjeras, susceptibles de adquirir derechos y contraer obligaciones, para regular todo lo relativo a los proveedores de servicios de certificación y los certificados electrónicos, a fin de lograr obtener mayores ingresos por concepto de la prestación de servicios. Los mensajes de datos tendrán la misma eficacia probatoria que la Ley otorga a los documentos escritos. Su promoción, control y evacuación como medio de prueba, se realizará conforme a lo previsto para las pruebas libres en el Código de Procedimiento Civil. SUSCERTE garantizará que los datos utilizados para la generación de información, puedan producirse sólo una vez y asegurar razonablemente su confidencialidad, ofrecer seguridad suficiente para que no se pueda falsificar con la tecnología existente en cada momento y no alterar la integridad del mensaje de datos.

Cabe destacar, que con la implementación del sistema de tasas, de conformidad con lo normado en la Gaceta Oficial N° 37.148 de fecha 28-02-2001, la cual establece que las unidades tributarias por la acreditación de proveedores, cancelación de la acreditación, renovación de la acreditación y por la autorización que se otorgue a los proveedores de servicios de certificación, debidamente acreditados en relación a la garantía de los certificados electrónicos proporcionados por proveedores de servicios de certificación extranjeros, entre otros, se generarán ingresos propios, los cuales complementarán el financiamiento de la Institución, primordialmente en gastos de funcionamiento.

Los recursos a ser percibidos por SUSCERTE para el año 2006, serán orientados al desarrollo de los proyectos siguientes:

- Centro de Cómputos SUSCERTE
- Laboratorios para la Investigación de estándares en PKI, TIC y Software Libre
- Centro Consolidado de Operaciones de Seguridad y respuesta de Eventos Informáticas

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.693.362.794**
Transferencias y Donaciones Corrientes	3.633.362.794
Del Sector Público	3.633.362.794
Transferencias Corrientes Internas Recibidas del Sector Público	3.633.362.794
De la República	3.633.362.794
Venta de Bienes y Servicios de las Administraciones Públicas	60.000.000
Venta de Bienes	60.000.000
Ingresos de Capital	**61.000.000**
Recursos Propios de Capital	61.000.000
Incremento de la Depreciación y Amortización Acumuladas	61.000.000
TOTAL	**3.754.362.794**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.428.311.794**
Gastos de Consumo	3.428.311.794
Remuneraciones	2.022.593.852
Sueldos, Salarios y Otras Retribuciones	554.812.492
Beneficios y Complementos de Sueldos y Salarios	666.534.679
Aportes Patronales	93.182.185
Prestaciones Sociales y Otras Indemnizaciones	160.256.102
Asistencia Socioeconómica	347.023.218
Otros Gastos de Personal	200.785.176
Bienes y Servicios	1.344.717.942
Bienes de Consumo	138.831.778
Servicios no Personales	1.205.886.164
Depreciación y Amortización	61.000.000
Gastos de Capital	**326.051.000**
Inversión Real Directa	326.051.000
Formación Bruta de Capital Fijo	326.051.000
Maquinaria, Equipos y Otros Bienes Muebles	326.051.000
TOTAL	**3.754.362.794**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Su0737	Creación de un Laboratorio para la Investigación de Estándares PKI, Tecnología de Información, Comunicación y Software Libre	Transferencia Electrónica	1		1.891.137.187			1.891.537.187
26336	Centro de Cómputos	Plataforma Ampliada	1		212.481.950			212.481.950
27146	Centro Consolidado de Operaciones de Seguridad y Respuestas de Eventos Informáticos (Cert./Soc.)	Centro Equipado	1		35.000.000			35.000.000
	TOTAL				2.139.019.137			2.139.019.137

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	Presupuesto 2006
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.050.772.991			1.050.772.991
02	Gestión Administrativa	60.000.000	443.570.666		61.000.000	564.570.666
	TOTAL	60.000.000	1.494.343.657		61.000.000	1.615.343.657

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**22**	**842.241.982**
Directivo	7	402.890.000
Profesional y Técnico	13	421.851.590
Administrativo	2	17.500.392
Personal Contratado	**1**	**4.860.000**
Obrero	1	4.860.000
TOTAL	**23**	**847.101.982**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.022.593.852
4.02	Materiales, Suministros y Mercancías	138.831.778
4.03	Servicios no Personales	1.205.886.164
4.04	Activos Reales	326.051.000
4.08	Otros Gastos	61.000.000
	TOTAL	**3.754.362.794**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.693.362.794**
Transferencias y Donaciones Corrientes	3.633.362.794
Del Sector Público	3.633.362.794
Transferencias Corrientes Internas Recibidas del Sector Público	3.633.362.794
De la República	3.633.362.794
Recursos Ordinarios	3.633.362.794
Venta de Bienes y Servicios de las Administraciones Públicas	60.000.000
Venta de Bienes	60.000.000
B. Gastos Corrientes	**3.428.311.794**
Gastos de Consumo	3.428.311.794
Remuneraciones	2.022.593.852
Sueldos, Salarios y Otras Retribuciones	554.812.492
Beneficios y Complementos de Sueldos y Salarios	666.534.679
Aportes Patronales	93.182.185
Prestaciones Sociales y Otras Indemnizaciones	160.256.102
Asistencia Socioeconómica	347.023.218
Otros Gastos de Personal	200.785.176
Bienes y Servicios	1.344.717.942
Bienes de Consumo	138.831.778
Servicios no Personales	1.205.886.164
Depreciación y Amortización	61.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**265.051.000**
II. Cuenta Capital	
A. Ingresos de Capital	**326.051.000**
Recursos Propios de Capital	326.051.000
Ahorro en la Cuenta Corriente	265.051.000
Incremento de la Depreciación y Amortización Acumuladas	61.000.000
B. Gastos de Capital	**326.051.000**
Inversión Real Directa	326.051.000
Formación Bruta de Capital Fijo	326.051.000
Maquinaria, Equipos y Otros Bienes Muebles	326.051.000

32
Defensoría del Pueblo

A0412

Fundación Defensoría del Pueblo

FUNDACIÓN DEFENSORÍA DEL PUEBLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Los créditos asignados estarán orientados a cumplir con los siguiente objetivos:

- Contar con el recurso humano para atender lo objetivos de la Fundación.
- Obtener los insumos para el funcionamiento de la Fundación y dotar a las instalaciones con los equipos requeridos.
- Dotar a la institución del material requerido para el funcionamiento del servicio de biblioteca y la realización de foros, talleres y conferencias.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**400.000.000**
Transferencias y Donaciones Corrientes	400.000.000
Del Sector Público	400.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	400.000.000
De la República	400.000.000
Recursos Ordinarios	400.000.000
TOTAL	**400.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**299.501.307**
Gastos de Consumo	291.502.107
Remuneraciones	123.750.380
Sueldos, Salarios y Otras Retribuciones	73.672.300
Beneficios y Complementos de Sueldos y Salarios	28.773.533
Aportes Patronales	4.588.080
Prestaciones Sociales y Otras Indemnizaciones	5.691.347
Asistencia Socioeconómica	11.025.120
Bienes y Servicios	167.751.727
Bienes de Consumo	44.180.066
Servicios no Personales	123.571.661
Transferencias y Donaciones Corrientes	7.999.200
Al Sector Privado	7.999.200
Donaciones Corrientes al Sector Privado	7.999.200
Donaciones a Personas	7.999.200
Gastos de Capital	**100.498.693**
Inversión Real Directa	100.498.693
Formación Bruta de Capital Fijo	91.832.893
Maquinaria, Equipos y Otros Bienes Muebles	91.832.893
Bienes Intangibles	8.665.800
TOTAL	**400.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
00001	Difusión, Adiestramiento y Capacitación en el Área de Derechos Humanos	Evento	3.000		400.000.000			400.000.000
	TOTAL				**400.000.000**			**400.000.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	6	**70.651.200**
Directivo	1	24.451.200
Profesional y Técnico	3	30.600.000
Administrativo	2	15.600.000
TOTAL	6	70.651.200

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	123.750.380
4.02	Materiales, Suministros y Mercancias	44.180.066
4.03	Servicios no Personales	123.571.661
4.04	Activos Reales	100.498.693
4.07	Transferencias y Donaciones	7.999.200
	TOTAL	**400.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**400.000.000**
Transferencias y Donaciones Corrientes	400.000.000
Del Sector Público	400.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	400.000.000
De la República	400.000.000
Recursos Ordinarios	400.000.000
B. Gastos Corrientes	**299.501.307**
Gastos de Consumo	291.502.107
Remuneraciones	123.750.380
Sueldos, Salarios y Otras Retribuciones	73.672.300
Beneficios y Complementos de Sueldos y Salarios	28.773.533
Aportes Patronales	4.588.080
Prestaciones Sociales y Otras Indemnizaciones	5.691.347
Asistencia Socioeconómica	11.025.120
Bienes y Servicios	167.751.727
Bienes de Consumo	44.180.066
Servicios no Personales	123.571.661
Transferencias y Donaciones Corrientes	7.999.200
Al Sector Privado	7.999.200
Donaciones Corrientes al Sector Privado	7.999.200
Donaciones a Personas	7.999.200
C. Resultado Económico: Ahorro	**100.498.693**
II. Cuenta Capital	
A. Ingresos de Capital	**100.498.693**
Recursos Propios de Capital	100.498.693
Ahorro en la Cuenta Corriente	100.498.693
B. Gastos de Capital	**100.498.693**
Inversión Real Directa	100.498.693
Formación Bruta de Capital Fijo	91.832.893
Maquinaria, Equipos y Otros Bienes Muebles	91.832.893
Bienes Intangibles	8.665.800
C. Resultado Financiero: Equilibrado	

34
Ministerio de Agricultura y Tierras

A0070
Procuraduría Agraria Nacional (PAN)

PROCURADURÍA AGRARIA NACIONAL (PAN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Junta Administradora de la Procuraduría Agraria Nacional se le designó administrar, custodiar, mantener y conservar los bienes que conformaban el patrimonio de la Procuraduría Agraria Nacional y se le autorizó a representar judicialmente y extrajudicialmente a los beneficiarios de la Ley de Tierras y Desarrollo Agrario, pescadores artesanales y a las comunidades indígenas. Estas competencias son tuteladas por el Ministerio de Agricultura y Tierras (MAT), mientras el Tribunal Supremo de Justicia designa o crea la Defensoría Especial Agraria.

Los gastos se desagregan en Acciones Centralizadas y por Proyectos, compuesto por Asesoría Legal y Técnica, la Sala Técnica-Legal y las 28 Oficinas Regionales con jurisdicción en sus respectivas áreas geográficas (Entidades Federales), en las que se representan, asesoran, asisten gratuitamente y ejecutan acciones de consultas, orientación y actuación jurídica y técnico-agropecuario que exigen los procedimientos de litigio agrario.

El presupuesto de ingresos y gastos de la Procuraduría Agraria Nacional para el año 2006 asciende a Bs. 14.497,0 millones, y será financiado con los siguientes recursos: transferencias corrientes del Ministerio de Agricultura y Tierras Bs. 7.390,7 millones, renta de la propiedad Bs. 90,0 millones, incremento de la depreciación y amortización acumulada Bs. 60,0 millones y transferencias de capital para financiar proyectos Bs. 6.956,3 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**7.480.700.000**
Transferencias y Donaciones Corrientes	7.390.700.000
Del Sector Público	7.390.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	7.390.700.000
De la República	7.390.700.000
Rentas de la Propiedad	90.000.000
Intereses	90.000.000
Intereses Internos	90.000.000
Intereses por Depósitos	90.000.000
Ingresos de Capital	**7.016.300.000**
Recursos Propios de Capital	60.000.000
Incremento de la Depreciación y Amortización Acumuladas	60.000.000
Transferencias y Donaciones de Capital	6.956.300.000
Transferencias de Capital Recibidas del Sector Público	6.956.300.000
De la República	6.956.300.000
TOTAL	**14.497.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**13.199.050.000**
Gastos de Consumo	12.971.050.000
Remuneraciones	11.068.893.766
Sueldos, Salarios y Otras Retribuciones	3.719.809.877
Beneficios y Complementos de Sueldos y Salarios	3.340.273.668
Aportes Patronales	293.083.668
Asistencia Socioeconómica	928.972.987
Otros Gastos de Personal	2.786.753.566
Bienes y Servicios	1.842.156.234
Bienes de Consumo	351.054.000
Servicios no Personales	1.491.102.234
Depreciación y Amortización	60.000.000
Transferencias y Donaciones Corrientes	228.000.000
Al Sector Privado	228.000.000
Transferencias Corrientes al Sector Privado	228.000.000
Directas a Personas	228.000.000
Jubilaciones y Otros Beneficios Asociados	228.000.000
Gastos de Capital	**1.207.950.000**
Inversion Real Directa	1.207.950.000
Formación Bruta de Capital Fijo	1.207.950.000
Maquinaria, Equipos y Otros Bienes Muebles	1.207.950.000
Aplicaciones Financieras	**90.000.000**
Inversion Financiera	90.000.000
Incremento de Otros Activos Financieros	90.000.000
Incremento de Disponibilidades	90.000.000
Incremento de Bancos	90.000.000
TOTAL	**14.497.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Aumento en el Volumen de Profesionales Competentes en Atención Integral al Campesino, Pescador Artesanal e Indígena	Caso Atendido	80.000		6.956.300.000			6.956.300.000
	TOTAL				6.956.300.000			6.956.300.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		7.023.920.000			7.023.920.000
02	Gestión Administrativa	150.000.000	138.780.000			288.780.000
03	Previsión y Protección Social		228.000.000			228.000.000
	TOTAL	150.000.000	7.390.700.000			7.540.700.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**202**	**1.684.000.000**
Directivo	40	730.800.000
Profesional y Técnico	22	292.320.000
Administrativo	94	438.480.000
Obrero	46	222.400.000
Personal Contratado	**166**	**2.347.809.877**
Profesional y Técnico	146	2.173.227.047
Administrativo	20	174.582.830
TOTAL	**368**	**4.031.809.877**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**29**	**175.100.000**
Jubilado	17	103.100.000
Pensionado	12	72.000.000
Obrero	**3**	**4.900.000**
Jubilado	3	4.900.000
TOTAL	**32**	**180.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	11.068.893.766
4.02	Materiales, Suministros y Mercancías	351.054.000
4.03	Servicios no Personales	1.491.102.234
4.04	Activos Reales	1.207.950.000
4.05	Activos Financieros	90.000.000
4.07	Transferencias y Donaciones	228.000.000
4.08	Otros Gastos	60.000.000
	TOTAL	**14.497.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.480.700.000**
Transferencias y Donaciones Corrientes	7.390.700.000
Del Sector Público	7.390.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	7.390.700.000
De la República	7.390.700.000
Ministerio de Agricultura y Tierras	7.390.700.000
Recursos Ordinarios	7.390.700.000
Rentas de la Propiedad	90.000.000
Intereses	90.000.000
Intereses Internos	90.000.000
Intereses por Depósitos	90.000.000
B. Gastos Corrientes	**13.199.050.000**
Gastos de Consumo	12.971.050.000
Remuneraciones	11.068.893.766
Sueldos, Salarios y Otras Retribuciones	3.719.809.877
Beneficios y Complementos de Sueldos y Salarios	3.340.273.668
Aportes Patronales	293.083.668
Asistencia Socioeconómica	928.972.987
Otros Gastos de Personal	2.786.753.566
Bienes y Servicios	1.842.156.234
Bienes de Consumo	351.054.000
Servicios no Personales	1.491.102.234
Depreciación y Amortización	60.000.000
Transferencias y Donaciones Corrientes	228.000.000
Al Sector Privado	228.000.000
Transferencias Corrientes al Sector Privado	228.000.000
Directas a Personas	228.000.000
Jubilaciones y Otros Beneficios Asociados	228.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**(5.718.350.000)**
II. Cuenta Capital	
A. Ingresos de Capital	**1.297.950.000**
Recursos Propios de Capital	(5.658.350.000)
Desahorro en la Cuenta Corriente	(5.718.350.000)
Incremento de la Depreciación y Amortización Acumuladas	60.000.000
Transferencias y Donaciones de Capital	6.956.300.000
Transferencias de Capital Recibidas del Sector Público	6.956.300.000
De la República	6.956.300.000
Ministerio de Agricultura y Tierras	6.956.300.000
Recursos Ordinarios	6.956.300.000
B. Gastos de Capital	**1.207.950.000**
Inversión Real Directa	1.207.950.000
Formación Bruta de Capital Fijo	1.207.950.000
Maquinaria, Equipos y Otros Bienes Muebles	1.207.950.000
C. Resultado Financiero: Superávit/(Déficit)	**90.000.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**90.000.000**
Superávit Financiero	90.000.000
B. Aplicaciones Financieras	**90.000.000**
Inversión Financiera	90.000.000
Incremento de Otros Activos Financieros	90.000.000
Incremento de Disponibilidades	90.000.000
Incremento de Bancos	90.000.000

A0078
Servicio Autónomo de Sanidad Agropecuaria
(SASA)

SERVICIO AUTÓNOMO DE SANIDAD AGROPECUARIA (SASA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Servicio Autónomo de Sanidad Agropecuaria tiene como objetivo el estudio, prevención, combate y erradicación de enfermedades agropecuarias, mediante el desarrollo integral de proyectos sanitarios, dirigidos a cubrir las necesidades del sector productor y agroindustrial; a través de modernas tecnologías, con un personal de excelencia comprometido y capacitado que permita propender hacia una economía productiva competitiva para satisfacer la seguridad alimentaria del país; además es responsable a nivel nacional de la prestación de los servicios de sanidad vegetal y animal atribuidas al Ministerio de Agricultura y Tierras, en leyes, decretos, reglamentos, resoluciones, convenios y acuerdos, además de aquellos nuevos servicios que le sean encomendados por el Ejecutivo Nacional o por la naturaleza del mismo.

Para el año 2006 el presupuesto de ingresos y gastos asciende a Bs. 42.555,1 millones, que serán financiados con transferencias del Ministerio de Agricultura y Tierras por Bs. 35.913,2 millones, ingresos por actividades propias Bs. 6.033,6 millones e ingresos de capital Bs. 608,3 millones. Los gastos se distribuyen en acciones centralizadas Bs. 26.813,9 millones y Bs. 15.741,2 millones en proyectos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**26.205.508.973**
Transferencias y Donaciones Corrientes	20.171.900.000
Del Sector Público	20.171.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	20.171.900.000
De la República	20.171.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	5.314.004.577
Venta de Servicios	5.314.004.577
Rentas de la Propiedad	719.604.396
Intereses	719.604.396
Intereses Internos	719.604.396
Intereses por Depósitos	719.604.396
Ingresos de Capital	**16.349.639.421**
Recursos Propios de Capital	608.357.474
Incremento de la Depreciación y Amortización Acumuladas	608.357.474
Transferencias y Donaciones de Capital	15.741.281.947
Transferencias de Capital Recibidas del Sector Público	15.741.281.947
De la República	15.741.281.947
TOTAL	**42.555.148.394**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**35.582.160.574**
Gastos de Consumo	35.552.160.574
Remuneraciones	24.959.895.889
Sueldos, Salarios y Otras Retribuciones	7.922.244.298
Beneficios y Complementos de Sueldos y Salarios	6.103.253.998
Aportes Patronales	306.403.963
Prestaciones Sociales y Otras Indemnizaciones	1.372.282.851
Asistencia Socioeconómica	4.077.453.240
Otros Gastos de Personal	5.178.257.539
Bienes y Servicios	9.983.907.211
Bienes de Consumo	2.616.031.124
Servicios no Personales	7.367.876.087
Depreciación y Amortización	608.357.474
Transferencias y Donaciones Corrientes	30.000.000
Al Sector Privado	30.000.000
Donaciones Corrientes al Sector Privado	30.000.000
Donaciones a Personas	30.000.000
Gastos de Capital	**4.215.770.427**
Inversión Real Directa	4.215.770.427
Formación Bruta de Capital Fijo	4.215.770.427
Maquinaria, Equipos y Otros Bienes Muebles	4.215.770.427
Aplicaciones Financieras	**2.757.217.393**
Inversión Financiera	2.757.217.393
Incremento de Otros Activos Financieros	2.757.217.393
Incremento de Disponibilidades	2.757.217.393
Incremento de Bancos	2.757.217.393
TOTAL	**42.555.148.394**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
000SA01	Prevención, Control y Erradicación de la Brucelosis Animal	Población Atendida	1.100.000		1.110.000.000			1.110.000.000
000SA02	Proyecto de Prevención y Control de la Rabia en Venezuela	Población	1.185.000		800.000.000			800.000.000
000SV01	Prevención y Control de la Diaphorina Citri	Porcentaje	15		634.486.000			634.486.000
000SA03	Proyecto de Erradicación de la Fiebre Aftosa en Venezuela	Población Atendida	440		1.500.000.000			1.500.000.000
000SA04	Prevención y Control de la Encefalitis Equina	Población Atendida	1.480.000		500.000.000			500.000.000
000SV03	Prevención y Control del Gusano de la Piña	Porcentaje	3		398.240.000			398.240.000
000SA05	Erradicación de la Peste Porcina Clásica y Control de Otras Patologías Porcinas	Población Atendida	2.000.000		100.000.000			100.000.000
000SV02	Programa Fitosanitario de Prevención y Control de la Moscas de las Frutas	Campaña	8		500.000.000			500.000.000
000SA06	Proyecto de Prevención, Control y Erradicación de la Tuberculosis Animal	Población Atendida	1.100.000		200.000.000			200.000.000
000SV04	Prevención y Control de la Agalla en Mango	Registro	542		338.806.000			338.806.000
000SA07	Control de Patologías Avícolas	Población Atendida	5.000.000		125.000.000			125.000.000
000SV06	Proyecto Fitosanitario para la Prevención y Control de Roedores de Plagas	Inspección	420		670.536.900			670.536.900
000SV07	Manejo Integrado de Plagas en Hortalizas	Hectárea	1.011		50.000.000			50.000.000
000SV08	Proyecto Fitosanitario para la Prevención y Control de la Broca del Fruto del Café en Venezuela	Hectárea	161.000		1.000.000.000			1.000.000.000
000SV10	Programa Fitosanitario de Inspecciones Periódicas Control de Plagas en Granos, Productos y Subproductos Almacenados	Inspección	20.450		114.254.384			114.254.384
000SV11	Proyecto Fitosanitario de Prevención y Control de Plagas en Cacao con Énfasis en Moniliopthora Roreri	Porcentaje	15		95.081.310			95.081.310
000SV12	Prevención y Control de la Cochinilla Rosada (Maconellicoccus Hirsutus, Green) en Venezuela	Porcentaje	15		43.476.653			43.476.653
000SV13	Prevención y Control de la Sigatoka Negra y el Moko en las Musaceas	Hectárea	23.456		1.080.000.000			1.080.000.000
000SV14	Prevención y Control del Virus del Amarillamiento de las Nervaduras de la Hoja de la Papa (pyvv)	Porcentaje	100		26.030.000			26.030.000
Sa001	Convenio de Cooperación	Convenio	1		6.455.370.700			6.455.370.700
	TOTAL				15.741.281.947			15.741.281.947

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	4.280.162.992	20.171.900.000			24.452.062.992
02	Gestión Administrativa	2.361.803.455				2.361.803.455
	TOTAL	**6.641.966.447**	**20.171.900.000**			**26.813.866.447**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**656**	**7.956.384.691**
Directivo	31	705.450.476
Profesional y Técnico	385	5.808.995.928
Administrativo	178	925.123.833
Obrero	62	516.814.454
Personal Contratado	**219**	**2.644.652.790**
Directivo	5	210.000.000
Profesional y Técnico	137	2.002.105.590
Obrero	77	432.547.200
TOTAL	875	10.601.037.481

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	24.959.895.889
4.02	Materiales, Suministros y Mercancías	2.616.031.124
4.03	Servicios no Personales	7.367.876.087
4.04	Activos Reales	4.215.770.427
4.05	Activos Financieros	2.757.217.393
4.07	Transferencias y Donaciones	30.000.000
4.08	Otros Gastos	608.357.474
	TOTAL	42.555.148.394

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**26.205.508.973**
Transferencias y Donaciones Corrientes	20.171.900.000
Del Sector Público	20.171.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	20.171.900.000
De la República	20.171.900.000
Ministerio de Agricultura y Tierras	20.171.900.000
Recursos Ordinarios	20.171.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	5.314.004.577
Venta de Servicios	5.314.004.577
Rentas de la Propiedad	719.604.396
Intereses	719.604.396
Intereses Internos	719.604.396
Intereses por Depósitos	719.604.396
B. Gastos Corrientes	**35.582.160.574**
Gastos de Consumo	35.552.160.574
Remuneraciones	24.959.895.889
Sueldos, Salarios y Otras Retribuciones	7.922.244.298
Beneficios y Complementos de Sueldos y Salarios	6.103.253.998
Aportes Patronales	306.403.963
Prestaciones Sociales y Otras Indemnizaciones	1.372.282.851
Asistencia Socioeconómica	4.077.453.240
Otros Gastos de Personal	5.178.257.539
Bienes y Servicios	9.983.907.211
Bienes de Consumo	2.616.031.124
Servicios no Personales	7.367.876.087
Depreciación y Amortización	608.357.474
Transferencias y Donaciones Corrientes	30.000.000
Al Sector Privado	30.000.000
Donaciones Corrientes al Sector Privado	30.000.000
Donaciones a Personas	30.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**(9.376.651.601)**
II. Cuenta Capital	
A. Ingresos de Capital	**6.972.987.820**
Recursos Propios de Capital	(8.768.294.127)
Desahorro en la Cuenta Corriente	(9.376.651.601)
Incremento de la Depreciación y Amortización Acumuladas	608.357.474
Transferencias y Donaciones de Capital	15.741.281.947
Transferencias de Capital Recibidas del Sector Público	15.741.281.947
De la República	15.741.281.947
Ministerio de Agricultura y Tierras	15.741.281.947
Recursos Ordinarios	15.741.281.947
Convenio de Cooperación	6.455.370.700
Otros Gastos	9.285.911.247
B. Gastos de Capital	**4.215.770.427**
Inversión Real Directa	4.215.770.427
Formación Bruta de Capital Fijo	4.215.770.427

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Maquinaria, Equipos y Otros Bienes Muebles	4.215.770.427
C. Resultado Financiero: Superávit/(Déficit)	**2.757.217.393**
III. Cuenta Financiera	
A. Fuentes Financieras	**2.757.217.393**
Superávit Financiero	2.757.217.393
B. Aplicaciones Financieras	**2.757.217.393**
Inversión Financiera	2.757.217.393
Incremento de Otros Activos Financieros	2.757.217.393
Incremento de Disponibilidades	2.757.217.393
Incremento de Bancos	2.757.217.393

A0844

Instituto Nacional de la Pesca y Acuicultura

(INAPESCA)

INSTITUTO NACIONAL DE LA PESCA Y ACUICULTURA (INAPESCA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El instituto tiene como objetivo fortalecer la actividad pesquera y acuícola y contribuir con la seguridad alimentaria del país, mediante la promoción y consolidación de las cadenas agroproductivas; otorgando prioridad a la investigación aplicada en materia de pesca y acuicultura en el marco del ordenamiento adecuado de los recursos Hidrobiológicos y del desarrollo sustentable de la actividad pesquera y acuícola nacional; así como procurar la inserción y posicionamiento del sector pesquero y acuícola nacional en el escenario internacional, mediante la suscripción de acuerdos y convenios bilaterales, multilaterales y de participación en las negociaciones comerciales, con el fin de consolidar las relaciones con terceros países a los efectos de mejorar el intercambio comercial de nuestros productos.

Para alcanzar los objetivos se requiere de la ordenación de los recursos pesqueros y acuícolas del país, con el fin de lograr su aprovechamiento responsable y sostenible, en concordancia con el marco legal vigente, ejecutando las políticas dictadas por el Ministerio de Agricultura y Tierras, para fomentar, promover, desarrollar y coordinar las actividades del sector, en función del plan de desarrollo económico y social de la nación.

El presupuesto de ingresos y gastos asciende a Bs. 54.973,7 millones, que será financiado con transferencias corrientes del Ministerio de Agricultura y Tierras por Bs. 8.645,5 millones, recursos propios Bs. 9.276,8 millones, recursos de capital por Bs. 300,0 millones y transferencias de capital Bs. 36.751,4 millones. Del total del gasto, Bs. 18.222,3 millones se aplicarán en las acciones centralizadas y Bs. 36.751,4 millones en los proyectos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**17.922.306.238**
Transferencias y Donaciones Corrientes	8.645.500.000
Del Sector Público	8.645.500.000
Transferencias Corrientes Internas Recibidas del Sector Público	8.645.500.000
De la República	8.645.500.000
Ingresos no Tributarios	6.442.134.432
Tasas	6.442.134.432
Rentas de la Propiedad	1.173.477.588
Intereses	1.173.477.588
Intereses Internos	1.173.477.588
Intereses por Depósitos	1.173.477.588
Otros Ingresos	1.661.194.218
Otros Ingresos Ordinarios	1.661.194.218
Ingresos de Capital	**37.051.404.160**
Recursos Propios de Capital	300.000.000
Incremento de la Depreciación y Amortización Acumuladas	300.000.000
Transferencias y Donaciones de Capital	36.751.404.160
Transferencias de Capital Recibidas del Sector Público	36.751.404.160
De la República	36.751.404.160
TOTAL	**54.973.710.398**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**17.756.148.476**
Gastos de Consumo	17.656.148.476
Remuneraciones	15.554.900.000
Sueldos, Salarios y Otras Retribuciones	8.093.000.000
Beneficios y Complementos de Sueldos y Salarios	4.186.320.000
Aportes Patronales	432.000.000
Prestaciones Sociales y Otras Indemnizaciones	800.000.000
Asistencia Socioeconómica	2.043.580.000
Bienes y Servicios	1.801.248.476
Bienes de Consumo	800.260.776
Servicios no Personales	1.000.987.700
Depreciación y Amortización	300.000.000
Transferencias y Donaciones Corrientes	100.000.000
Al Sector Privado	100.000.000
Donaciones Corrientes al Sector Privado	100.000.000
Donaciones a Personas	100.000.000
Gastos de Capital	**36.540.479.160**
Inversión Real Directa	35.416.093.400
Formación Bruta de Capital Fijo	35.416.093.400
Maquinaria, Equipos y Otros Bienes Muebles	18.966.352.864
Producción Propia (Gastos Capitalizables)	16.449.740.536
Remuneraciones	5.094.121.442
Sueldos, Salarios y Otras Retribuciones	5.094.121.442
Bienes y Servicios	11.355.619.094
Bienes de Consumo	5.019.055.902
Servicios no Personales	6.336.563.192
Transferencias y Donaciones de Capital	1.124.385.760
Al Sector Privado	1.124.385.760
Donaciones de Capital al Sector Privado	1.124.385.760
A Instituciones sin Fines de Lucro	1.124.385.760
Aplicaciones Financieras	**677.082.762**
Inversión Financiera	577.082.762
Incremento de Otros Activos Financieros	577.082.762
Incremento de Disponibilidades	577.082.762
Incremento de Caja	366.157.762
Incremento de Bancos	210.925.000
Disminución de Pasivos	100.000.000
Disminución de Cuentas y Efectos por Pagar	100.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	100.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	100.000.000
TOTAL	**54.973.710.398**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
INPA003	Construcción de Plantas Procesadoras de Desechos de Productos Pesqueros	Obra	6		6.803.105.830			6.803.105.830
INPA011	Fortalecimiento de los Centro del Sector Público de Producción de Semillas (alevines) de Peces Autóctonos	Centro/equipo	11		800.000.000			800.000.000
INPA005	Asistencia Técnica para los Pescadores Artesanales y Acuicultores Interesados en Solicitar Crédito a FONDAFA	Asistencia Técnica	18.000		1.435.000.000			1.435.000.000
INPA010	Inventario de los Recursos Hidrobiológicos de la República Bolivariana de Venezuela para Acuicultura	Inventario	1		700.000.000			700.000.000
INPA015	Repoblamiento de Cuerpos de Agua de uso Público (Embalses, Lagunas Parameras y Lagunas Costeras)	Kilogramo	37		1.000.000.000			1.000.000.000
INPA022	Organización de Pescadores Artesanales y Acuicultores Rurales en Asociaciones Cooperativas	Cooperativa	844		505.731.714			505.731.714
INPA014	Instalación de un Centro de Mejoramiento Genético del Camarón	Centro/equipo	1		1.500.000.000			1.500.000.000
INPA020	Incorporación de los Pescadores Artesanales y su Grupo Familiar, Organizados en Cooperativas, al Sistema de Seguridad Social.	Cooperativa	357		562.547.775			562.547.775
INPA001	Programa Sustentable de la Pesca Artesanal y de la Acuicultura(Obras Complementarias/Convenio MAT-Ramón Vizcaíno)	Obra	48		11.301.680.873			11.301.680.873
INPA016	Instalación de Granjas Comunitarias para Cultivos Marinos (Mejillón, Ostra, Artemia y Camarón)	Obra	8		683.400.000			683.400.000
INPA017	Engorde de Lisas y Lebranches en Jaulas y Corrales en el Delta del Orinoco.	Kilogramo	40		219.000.000			219.000.000
INPA012	Cultivo Piloto de Especies Forrajeras para la Producción de Harina de Pescado en el Estado Barinas	Centro/equipo	2		114.000.000			114.000.000
INPA021	Capacitación del Pescador Artesanal, Pequeño Acuicultor Rural y su Grupo Familiar	Capacitación	200		1.214.327.999			1.214.327.999
INPA027	Construcción e Instalación de un (1) Laboratorio o Centro de Producción de Larvas del Camarón Litopenaeus Schmitti en la Población de Puerto Píritu, Edo. Anzoátegui.	Laboratorio	1		1.098.005.000			1.098.005.000
INPA008	Innovación del Ordenamiento Pesquero para Garantizar la Participación de las Comunidades en la Seguridad Alimentaria	Persona Atendida	860		787.148.486			787.148.486

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
INPA028	Estudios de Suelos Agrícolas y Propuesta de Creación del Sistema Nacional de Suelos	Evaluación	1		5.555.073.250			5.555.073.250
INPA029	Fortalecimiento Institucional del MAT y Desarrollo de Capacidades Técnico-Profesionales	Persona	509		2.472.383.233			2.472.383.233
	TOTAL				36.751.404.160			36.751.404.160

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	6.909.400.000	8.645.500.000			15.554.900.000
02	Gestión Administrativa	2.617.406.238				2.617.406.238
03	Previsión y Protección Social	50.000.000				50.000.000
	TOTAL	9.576.806.238	8.645.500.000			18.222.306.238

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**398**	**8.062.000.000**
Directivo	29	1.362.000.000
Profesional y Técnico	321	6.200.000.000
Administrativo	48	500.000.000
Personal Contratado	**2**	**31.000.000**
Directivo	2	31.000.000
TOTAL	**400**	**8.093.000.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**49**	**426.000.000**
Jubilado	49	426.000.000
TOTAL	**49**	**426.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	20.649.021.442
4.02	Materiales, Suministros y Mercancías	5.819.316.678
4.03	Servicios no Personales	7.337.550.892
4.04	Activos Reales	18.966.352.864
4.05	Activos Financieros	577.082.762
4.07	Transferencias	1.224.385.760
4.08	Otros Gastos	300.000.000
4.11	Disminución de Pasivos	100.000.000
	TOTAL	**54.973.710.398**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.922.306.238**
Transferencias y Donaciones Corrientes	8.645.500.000
Del Sector Público	8.645.500.000
Transferencias Corrientes Internas Recibidas del Sector Público	8.645.500.000
De la República	8.645.500.000
Ministerio de Agricultura y Tierras	8.645.500.000
Recursos Ordinarios	8.645.500.000
Ingresos no Tributarios	6.442.134.432
Tasas	6.442.134.432
Rentas de la Propiedad	1.173.477.588
Intereses	1.173.477.588
Intereses Internos	1.173.477.588
Intereses por Depósitos	1.173.477.588
Otros Ingresos	1.661.194.218
Otros Ingresos Ordinarios	1.661.194.218
B. Gastos Corrientes	**17.756.148.476**
Gastos de Consumo	17.656.148.476
Remuneraciones	15.554.900.000
Sueldos, Salarios y Otras Retribuciones	8.093.000.000
Beneficios y Complementos de Sueldos y Salarios	4.186.320.000
Aportes Patronales	432.000.000
Prestaciones Sociales y Otras Indemnizaciones	800.000.000
Asistencia Socioeconómica	2.043.580.000
Bienes y Servicios	1.801.248.476
Bienes de Consumo	800.260.776
Servicios no Personales	1.000.987.700
Depreciación y Amortización	300.000.000
Transferencias y Donaciones Corrientes	100.000.000
Al Sector Privado	100.000.000
Donaciones Corrientes al Sector Privado	100.000.000
Donaciones a Personas	100.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**166.157.762**
II. Cuenta Capital	
A. Ingresos de Capital	**37.217.561.922**
Recursos Propios de Capital	466.157.762
Ahorro en la Cuenta Corriente	166.157.762
Incremento de la Depreciación y Amortización Acumuladas	300.000.000
Transferencias y Donaciones de Capital	36.751.404.160
Transferencias de Capital Recibidas del Sector Público	36.751.404.160
De la República	36.751.404.160
Ministerio de Agricultura y Tierras	36.751.404.160
Recursos Ordinarios	25.449.723.287
Convenio de Cooperación	9.125.461.483
Otros Gastos	16.324.261.804
Proyectos por Endeudamiento	11.301.680.873

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Programa Sustentable de la Pesca Artesanal y de la Acuicultura (Obras Complementarias/Convenio MAT-Ramón Vizcaíno)	11.301.680.873
B. Gastos de Capital	**36.540.479.160**
Inversión Real Directa	35.416.093.400
Formación Bruta de Capital Fijo	35.416.093.400
Maquinaria, Equipos y Otros Bienes Muebles	18.966.352.864
Producción Propia (Gastos Capitalizables)	16.449.740.536
Remuneraciones	5.094.121.442
Sueldos, Salarios y Otras Retribuciones	5.094.121.442
Bienes y Servicios	11.355.619.094
Bienes de Consumo	5.019.055.902
Servicios no Personales	6.336.563.192
Transferencias y Donaciones de Capital	1.124.385.760
Al Sector Privado	1.124.385.760
Donaciones de Capital al Sector Privado	1.124.385.760
A Instituciones sin Fines de Lucro	1.124.385.760
C. Resultado Financiero: Superávit/(Déficit)	**677.082.762**
III. Cuenta Financiera	
A. Fuentes Financieras	**677.082.762**
Superávit Financiero	677.082.762
B. Aplicaciones Financieras	**677.082.762**
Inversión Financiera	577.082.762
Incremento de Otros Activos Financieros	577.082.762
Incremento de Disponibilidades	577.082.762
Incremento de Caja	366.157.762
Incremento de Bancos	210.925.000
Disminución de Pasivos	100.000.000
Disminución de Cuentas y Efectos por Pagar	100.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	100.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	100.000.000

A0933

Instituto Nacional de Desarrollo Rural (INDER)

INSTITUTO NACIONAL DE DESARROLLO RURAL (INDER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de Desarrollo Rural (INDER), es un ente público promotor del desarrollo rural integral y sustentable, responsable activamente en los procesos democráticos participativos con los productores y comunidades rurales, contribuyendo a la rehabilitación y construcción de infraestructuras productivas de sistemas de riego, saneamiento de tierras, vialidad y servicios básicos de apoyo a la producción agrícola, capacitación y extensión agrícola.

Ofrece servicios que contribuyen en la formación de las comunidades rurales, a fin de consolidar la seguridad alimentaria, la calidad de vida del venezolano y el desarrollo socioeconómico del país.

Para el Ejercicio Fiscal 2006, el Instituto tiene un presupuesto de ingresos y gastos que asciende a Bs. 136.873,3 millones, representado por proyectos dirigidos al desarrollo rural del país por Bs. 119.846,6 millones y acciones centralizadas por Bs. 17.026,7 millones, que serán financiados con recursos provenientes del Ministerio de Agricultura y Tierras y recursos propios.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**17.026.700.000**
Transferencias y Donaciones Corrientes	16.326.700.000
Del Sector Público	16.326.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	16.326.700.000
De la República	16.326.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	700.000.000
Venta de Servicios	700.000.000
Ingresos de Capital	**119.846.567.817**
Transferencias y Donaciones de Capital	119.846.567.817
Transferencias de Capital Recibidas del Sector Público	119.846.567.817
De la República	119.846.567.817
TOTAL	**136.873.267.817**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**17.026.700.000**
Gastos de Consumo	17.026.700.000
Remuneraciones	12.497.817.096
Sueldos, Salarios y Otras Retribuciones	3.255.287.148
Beneficios y Complementos de Sueldos y Salarios	5.716.196.453
Aportes Patronales	776.335.378
Prestaciones Sociales y Otras Indemnizaciones	1.036.109.827
Otros Gastos de Personal	1.713.888.290
Bienes y Servicios	4.528.882.904
Bienes de Consumo	700.000.000
Servicios no Personales	3.828.882.904
Gastos de Capital	**119.846.567.817**
Inversión Real Directa	118.589.770.523
Formación Bruta de Capital Fijo	118.589.770.523
Construcciones de Bienes de Dominio Público	86.126.031.738
Producción Propia (Gastos Capitalizables)	32.463.738.785
Remuneraciones	8.336.685.003
Sueldos, Salarios y Otras Retribuciones	8.336.685.003
Bienes y Servicios	24.127.053.782
Bienes de Consumo	3.872.693.220
Servicios no Personales	20.254.360.562
Transferencias y Donaciones de Capital	1.256.797.294
Al Sector Externo	1.256.797.294
Transferencias de Capital al Exterior	1.256.797.294
A Gobiernos Extranjeros	1.256.797.294
TOTAL	**136.873.267.817**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
4006005	Rehabilitar y Consolidar los Sistemas de Riego a Nivel Nacional	Hectárea	15.000		8.000.000.000			8.000.000.000
4006003	Dotar de Infraestructura de Servicios Básicos y Apoyar a la Producción, Dirigido a Comunidades Rurales de Desarrollo Productivo	Kilómetro	360		6.494.000.000			6.494.000.000
4006001	Consolidar y Mejorar la Infraestructura Rural	Obra	76		9.500.000.000			9.500.000.000
4006017	Promover la Organización de las Comunidades Rurales	Comunidad	220		1.500.000.000			1.500.000.000
4006004	Construcción de Grandes y Medianos Sistemas de Riego (Río Tiznado)	Hectárea	9.200		80.000.000.000			80.000.000.000
4006012	Convenio Integral de Cooperación	Persona Atendida	132.315		5.000.067.817			5.000.067.817
4006010	Construcción de Sistemas de Riego en Fundos Zamoranos	Obra	75		9.352.500.000			9.352.500.000
	TOTAL				119.846.567.817			119.846.567.817

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	700.000.000	10.194.521.772			10.894.521.772
02	Gestión Administrativa		6.132.178.228			6.132.178.228
	TOTAL	700.000.000	16.326.700.000			17.026.700.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**397**	**8.521.481.601**
Directivo	15	766.190.515
Profesional y Técnico	239	6.139.169.440
Administrativo	115	1.259.934.766
Obrero	28	356.186.880
Personal Contratado	**9**	**450.000.000**
Profesional y Técnico	9	450.000.000
TOTAL	**406**	**8.971.481.601**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	20.834.502.099
4.02	Materiales, Suministros y Mercancías	4.572.693.220
4.03	Servicios no Personales	24.083.243.466
4.04	Activos Reales	86.126.031.738
4.07	Transferencias y Donaciones	1.256.797.294
	TOTAL	**136.873.267.817**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.026.700.000**
Transferencias y Donaciones Corrientes	16.326.700.000
Del Sector Público	16.326.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	16.326.700.000
De la República	16.326.700.000
Ministerio de Agricultura y Tierras	16.326.700.000
Recursos Ordinarios	16.326.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	700.000.000
Venta de Servicios	700.000.000
B. Gastos Corrientes	**17.026.700.000**
Gastos de Consumo	17.026.700.000
Remuneraciones	12.497.817.096
Sueldos, Salarios y Otras Retribuciones	3.255.287.148
Beneficios y Complementos de Sueldos y Salarios	5.716.196.453
Aportes Patronales	776.335.378
Prestaciones Sociales y Otras Indemnizaciones	1.036.109.827
Otros Gastos de Personal	1.713.888.290
Bienes y Servicios	4.528.882.904
Bienes de Consumo	700.000.000
Servicios no Personales	3.828.882.904
C. Resultado Económico: Equilibrado	
II. Cuenta Capital	
A. Ingresos de Capital	**119.846.567.817**
Transferencias y Donaciones de Capital	119.846.567.817
Transferencias de Capital Recibidas del Sector Público	119.846.567.817
De la República	119.846.567.817
Ministerio de Agricultura y Tierras	119.846.567.817
Recursos Ordinarios	30.494.067.817
Convenio de Cooperación	5.000.067.817
Otros Gastos	25.494.000.000
Proyectos por Endeudamiento	89.352.500.000
Construcción de Grandes y Medianos Sistemas de Riego (Río Tiznado)	80.000.000.000
Construcción de Sistemas de Riego en "Fundos Zamoranos Estructurados"	9.352.500.000
B. Gastos de Capital	**119.846.567.817**
Inversión Real Directa	118.589.770.523
Formación Bruta de Capital Fijo	118.589.770.523
Construcciones de Bienes de Dominio Público	86.126.031.738
Producción Propia (Gastos Capitalizables)	32.463.738.785
Remuneraciones	8.336.685.003
Sueldos, Salarios y Otras Retribuciones	8.336.685.003
Bienes y Servicios	24.127.053.782
Bienes de Consumo	3.872.693.220
Servicios no Personales	20.254.360.562
Transferencias y Donaciones de Capital	1.256.797.294
Al Sector Externo	1.256.797.294
Transferencias de Capital al Exterior	1.256.797.294
A Gobiernos Extranjeros	1.256.797.294
C. Resultado Financiero: Equilibrado	

A0934
Corporación Venezolana Agraria (CVA)

CORPORACIÓN VENEZOLANA AGRARIA (CVA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Corporación Venezolana Agraria (CVA), tiene por objeto desarrollar, coordinar y supervisar las actividades empresariales del Estado para el desarrollo del sector agrario, en este sentido, el ente siguiendo la Política Nacional establecida en el Plan de Desarrollo Económico y Social de la Nación y lo establecido por el Ejecutivo Nacional, en el marco de la misión nacional para garantizar la seguridad agroalimentaria de la población, tiene previsto realizar inversiones de capital en empresas destinadas a la producción de aceites, grasas, harinas y pastas, beneficiadoras de arroz y café entre otras, así como construcción y puesta en marcha de centrales azucareros.

El presupuesto de ingresos y gastos de la CVA para el año 2006, asciende a Bs. 113.965,3 millones, conformado por Bs. 47.033,1 millones en acciones centralizadas y Bs. 66.932,2 millones en proyectos, y será financiado de la siguiente forma: Bs. 28.087,1 millones con ingresos propios y Bs. 85.878,2 millones transferencias del Ministerio de Agricultura y Tierras, de las cuales Bs. 18.946,0 millones son para gastos corrientes y Bs. 66.932,2 millones para gastos de capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**20.466.000.000**
Transferencias y Donaciones Corrientes	18.946.000.000
Del Sector Público	18.946.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	18.946.000.000
De la República	18.946.000.000
Rentas de la Propiedad	1.520.000.000
Intereses	800.000.000
Intereses Internos	800.000.000
Intereses por Depósitos	800.000.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	720.000.000
Alquileres	720.000.000
Ingresos de Capital	**67.132.155.252**
Recursos Propios de Capital	200.000.000
Incremento de la Depreciación y Amortización Acumuladas	200.000.000
Transferencias y Donaciones de Capital	66.932.155.252
Transferencias de Capital Recibidas del Sector Público	66.932.155.252
De la República	66.932.155.252
Fuentes Financieras	**26.367.110.597**
Disminución de la Inversión Financiera	26.367.110.597
Disminución de Otros Activos Financieros	26.367.110.597
Disminución de Disponibilidades	26.367.110.597
Disminución de Bancos	26.367.110.597
TOTAL	**113.965.265.849**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**17.951.905.196**
Gastos de Consumo	17.951.905.196
Remuneraciones	12.007.514.987
Sueldos, Salarios y Otras Retribuciones	4.804.527.802
Beneficios y Complementos de Sueldos y Salarios	4.039.331.610
Aportes Patronales	530.595.471
Prestaciones Sociales y Otras Indemnizaciones	687.180.817
Asistencia Socioeconómica	1.945.879.287
Bienes y Servicios	5.744.390.209
Bienes de Consumo	859.590.209
Servicios no Personales	4.884.800.000
Depreciación y Amortización	200.000.000
Gastos de Capital	**95.941.748.088**
Inversión Real Directa	1.899.206.922
Formación Bruta de Capital Fijo	1.540.232.836
Maquinaria, Equipos y Otros Bienes Muebles	1.040.232.836
Construcciones de Bienes de Dominio Privado	500.000.000
Bienes Intangibles	358.974.086
Transferencias y Donaciones de Capital	93.842.541.166
Al Sector Público	93.842.541.166
Transferencias de Capital al Sector Público	93.842.541.166
A Entes Descentralizados con Fines Empresariales no Petroleros	93.842.541.166
Inversión Financiera	200.000.000
Aportes en Acciones y Participaciones de Capital	200.000.000
Al Sector Público	200.000.000
A Entes Descentralizados con Fines Empresariales no Petroleros	200.000.000
Aplicaciones Financieras	**71.612.565**
Disminución de Pasivos	71.612.565
Disminución de Cuentas y Efectos por Pagar	71.612.565
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	71.612.565
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	71.612.565
TOTAL	**113.965.265.849**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0000006	Instalación de una (01) Planta Productora de Aceites y Grasas	Instalación	1		15.814.142.154			15.814.142.154
0000008	Instalación de una Planta Molinera de Trigo y Productora de Harinas y Pastas	Instalación	1		10.200.000.000			10.200.000.000
0000013	Instalación de una Planta Beneficiadora de Arroz	Instalación	1		7.231.250.000			7.231.250.000
0000014	Reactivación de una Torrefactora de Café	Instalación	1		6.234.590.000			6.234.590.000
0000021	Reactivación de un (01) Central de Beneficio de Café	Instalación	1		2.725.637.500			2.725.637.500
0000020	Instalación de dos Granjas de Pollo de Engorde	Instalación	2		4.820.972.222			4.820.972.222
0000023	Inversión Agroindustrial del Central Azucarero Pío Tamayo	Porcentaje de Avance	25		10.192.778.560			10.192.778.560
0000022	Asistencia Técnica para la Construcción, Montaje y Puesta en Marcha del Central Azucarero del Estado Cojedes	Hora/Hombre	200.000		2.066.489.624			2.066.489.624
0000023	Asistencia Técnica para la Construcción, Montaje y Puesta en Marcha del Central Azucarero del Estado Monagas	Hora/Hombre	400.000		4.771.821.106			4.771.821.106
0000012	Instalación de (02) Agro-tiendas como Unidades Productivas de la CVA Empresa Comercializadora de Insumos y Suministros Agrícolas	Agro-Tienda	2		2.820.000.000			2.820.000.000
0000026	Estudio de Factibilidad Tecno-económica de las Veintiún (21) Empresas Mixtas que se van a Constituir en el Marco del Convenio Integral de Cooperación	Estudio	21		54.474.086			54.474.086
	TOTAL				66.932.155.252			66.932.155.252

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		12.257.514.987			12.257.514.987
02	Gestión Administrativa	28.087.110.597	6.688.485.013			34.775.595.610
	TOTAL	28.087.110.597	18.946.000.000			47.033.110.597

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**160**	**4.995.227.720**
Directivo	12	1.512.071.337
Profesional y Técnico	108	3.124.226.555
Administrativo	20	180.761.828
Obrero	20	178.168.000
Personal Contratado	**40**	**845.068.800**
Profesional y Técnico	40	845.068.800
TOTAL	**200**	**5.840.296.520**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	12.007.514.987
4.02	Materiales, Suministros y Mercancías	859.590.209
4.03	Servicios no Personales	4.884.800.000
4.04	Activos Reales	1.899.206.922
4.05	Activos Financieros	200.000.000
4.07	Transferencias y Donaciones	93.842.541.166
4.08	Otros Gastos	200.000.000
4.11	Disminución de Pasivos	71.612.565
	TOTAL	**113.965.265.849**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**20.466.000.000**
Transferencias y Donaciones Corrientes	18.946.000.000
Del Sector Público	18.946.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	18.946.000.000
De la República	18.946.000.000
Ministerio de Agricultura y Tierras	18.946.000.000
Recursos Ordinarios	18.946.000.000
Rentas de la Propiedad	1.520.000.000
Intereses	800.000.000
Intereses Internos	800.000.000
Intereses por Depósitos	800.000.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	720.000.000
Alquileres	720.000.000
B. Gastos Corrientes	**17.951.905.196**
Gastos de Consumo	17.951.905.196
Remuneraciones	12.007.514.987
Sueldos, Salarios y Otras Retribuciones	4.804.527.802
Beneficios y Complementos de Sueldos y Salarios	4.039.331.610
Aportes Patronales	530.595.471
Prestaciones Sociales y Otras Indemnizaciones	687.180.817
Asistencia Socioeconómica	1.945.879.287
Bienes y Servicios	5.744.390.209
Bienes de Consumo	859.590.209
Servicios no Personales	4.884.800.000
Depreciación y Amortización	200.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**2.514.094.804**
II. Cuenta Capital	
A. Ingresos de Capital	**69.646.250.056**
Recursos Propios de Capital	2.714.094.804
Ahorro en la Cuenta Corriente	2.514.094.804
Incremento de la Depreciación y Amortización Acumuladas	200.000.000
Transferencias y Donaciones de Capital	66.932.155.252
Transferencias de Capital Recibidas del Sector Público	66.932.155.252
De la República	66.932.155.252
Ministerio de Agricultura Tierras	66.932.155.252
Recursos Ordinarios	66.932.155.252
Convenio de Cooperación	7.586.200.000
Otros Gastos	59.345.955.252
B. Gastos de Capital	**95.941.748.088**
Inversión Real Directa	1.899.206.922
Formación Bruta de Capital Fijo	1.540.232.836
Maquinaria, Equipos y Otros Bienes Muebles	1.040.232.836
Construcciones de Bienes de Dominio Privado	500.000.000
Bienes Intangibles	358.974.086

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Transferencias y Donaciones de Capital	93.842.541.166
Al Sector Público	93.842.541.166
Transferencias de Capital al Sector Público	93.842.541.166
A Entes Descentralizados con Fines Empresariales no Petroleros	93.842.541.166
Inversión Financiera	200.000.000
Aportes en Acciones y Participaciones de Capital	200.000.000
Al Sector Público	200.000.000
A Entes Descentralizados con Fines Empresariales no Petroleros	200.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(26.295.498.032)**
III. Cuenta Financiera	
A. Fuentes Financieras	**26.367.110.597**
Disminución de la Inversión Financiera	26.367.110.597
Disminución de Otros Activos Financieros	26.367.110.597
Disminución de Disponibilidades	26.367.110.597
Disminución de Bancos	26.367.110.597
B. Aplicaciones Financieras	**26.367.110.597**
Disminución de Pasivos	71.612.565
Disminución de Cuentas y Efectos por Pagar	71.612.565
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	71.612.565
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	71.612.565
Déficit Financiero	26.295.498.032

A0935
Instituto Nacional de Tierras (INTI)

INSTITUTO NACIONAL DE TIERRAS (INTI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de Tierras (INTI) tiene como objeto la administración, redistribución de las tierras y la regulación de la posesión de las mismas, en tal sentido su ámbito de acción será:

- Planificar, fomentar y ejecutar los programas de administración y distribución de las tierras de su patrimonio y las que hayan sido incorporadas al mismo por cualquier título, sean agrícolas o urbanas.

- Velar por el cumplimiento de la función social de la tierra y la promoción del hombre en el campo, ofreciendo seguridad jurídica a través de la dotación y regularización de la tenencia de tierras, tomando las medidas que considere pertinentes de conformidad con la Constitución y las Leyes.

- Promover la recuperación de tierras, bosques y aguas en beneficio de las poblaciones rurales y de comunidades indígenas.

- Impedir el desalojo directo o indirecto de los campesinos de las tierras que hayan venido ocupando, durante más de un año, y sobre las que hayan realizado un desarrollo agroproductivo de conformidad con la ley.

- Solicitar al Ejecutivo Nacional, cuando sea procedente, la reivindicación de las tierras de la Nación.

- Coordinar acciones para fortalecer la competitividad de la producción agrícola, adoptando medidas de estimulo al productor.

- Establecer los mecanismos de integración de los registros agrarios y públicos con los catastros realizados.

Para el Ejercicio Fiscal 2006, el presupuesto de ingresos y gastos del Instituto asciende a Bs. 125.395,0 millones, conformado por Bs. 61.851,0 millones en acciones centralizadas y Bs. 63.544,0 millones en proyectos, y será financiado de la siguiente forma: Bs. 10.574,5 millones con ingresos propios y Bs. 114.820,5 millones por transferencias del Ministerio de Agricultura y Tierras, de las cuales Bs. 51.276,5 millones son para gastos corrientes y Bs. 63.544,0 millones para gastos de capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**55.312.935.020**
Transferencias y Donaciones Corrientes	51.276.500.000
Del Sector Público	51.276.500.000
Transferencias Corrientes Internas Recibidas del Sector Público	51.276.500.000
De la República	51.276.500.000
Rentas de la Propiedad	4.036.435.020
Intereses	4.036.435.020
Intereses Internos	4.036.435.020
Intereses por Depósitos	4.036.435.020
Ingresos de Capital	**63.627.285.850**
Recursos Propios de Capital	83.285.850
Incremento de la Depreciación y Amortización Acumuladas	83.285.850
Transferencias y Donaciones de Capital	63.544.000.000
Transferencias de Capital Recibidas del Sector Público	63.544.000.000
De la República	63.544.000.000
Fuentes Financieras	**6.454.752.392**
Disminución de la Inversión Financiera	6.454.752.392
Disminución de Otros Activos Financieros	6.454.752.392
Disminución de Disponibilidades	6.454.752.392
Disminución de Bancos	6.454.752.392
TOTAL	**125.394.973.262**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**53.221.538.242**
Gastos de Consumo	53.221.538.242
Remuneraciones	41.653.252.392
Sueldos, Salarios y Otras Retribuciones	11.668.278.925
Beneficios y Complementos de Sueldos y Salarios	18.748.619.699
Aportes Patronales	1.650.981.216
Prestaciones Sociales y Otras Indemnizaciones	4.360.592.159
Asistencia Socioeconómica	5.186.780.393
Otros Gastos de Personal	38.000.000
Bienes y Servicios	11.485.000.000
Bienes de Consumo	4.039.000.000
Servicios no Personales	7.446.000.000
Depreciación y Amortización	83.285.850
Gastos de Capital	**67.297.000.000**
Inversión Real Directa	67.297.000.000
Formación Bruta de Capital Fijo	67.147.000.000
Maquinaria,.Equipos y Otros Bienes Muebles	38.609.500.000
Construcciones de Bienes de Dominio Privado	400.000.000
Producción Propia (Gastos Capitalizables)	28.137.500.000
Remuneraciones	6.679.587.800
Sueldos, Salarios y Otras Retribuciones	6.679.587.800
Bienes y Servicios	21.457.912.200
Bienes de Consumo	2.727.135.000
Servicios no Personales	18.730.777.200
Bienes Intangible	150.000.000
Aplicaciones Financieras	**4.876.435.020**
Inversión Financiera	4.036.435.020
Incremento de Otros Activos Financieros no Circulantes	4.036.435.020
Disminución de Pasivos	840.000.000
Disminución de Cuentas y Efectos por Pagar	240.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	240.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	240.000.000
Disminución de Otros Pasivos	600.000.000
Disminución de Otros Pasivos a Mediano y Largo Plazo	600.000.000
TOTAL	**125.394.973.262**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
000008	Saneamiento Catastral y Jurídico de las Tierras con Vocación Agrícola Transferidas del Instituto Agrario Nacional (IAN) al Instituto Nacional de Tierras (INTI)	Hectárea	2.000.000		20.950.000.000			20.950.000.000
000001	Formulación y Establecimiento de Proyectos Agroproductivos	Proyecto	2.260		7.550.000.000			7.550.000.000
000009	Afectación de Tierras y/o Bienhechurías	Hectárea	1.350.000		24.744.000.000			24.744.000.000
000010	Levantamiento y Registro de Predios de Tierras Transferidas con Vocación Agraria	Hectárea	2.000.000		6.300.000.000			6.300.000.000
000005	Generar Información Territorial a Escala Detallada Mediante Sensores Remotos de Tecnología y Plataforma de Captura	Hectárea	4.000.000		4.000.000.000			4.000.000.000
	TOTAL				63.544.000.000			63.544.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		41.653.252.392			41.653.252.392
02	Gestión Administrativa	10.574.473.262	9.623.247.608			20.197.720.870
	TOTAL	10.574.473.262	51.276.500.000			61.850.973.262

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**939**	**17.910.816.363**
Directivo	181	5.710.219.013
Profesional y Técnico	448	9.255.731.029
Administrativo	157	1.602.931.500
Obrero	153	1.341.934.821
Personal Fijo a Tiempo Parcial	**5**	**6.075.000**
Obrero	5	6.075.000
Personal Contratado	**62**	**1.042.800.000**
Profesional y Técnico	45	828.000.000
Administrativo	10	72.000.000
Médico	7	142.800.000
TOTAL	**1.006**	**18.959.691.363**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	48.332.840.192
4.02	Materiales, Suministros y Mercancías	6.766.135.000
4.03	Servicios no Personales	26.176.777.200
4.04	Activos Reales	39.159.500.000
4.05	Activos Financieros	4.036.435.020
4.08	Otros Gastos	83.285.850
4.11	Disminución de Pasivos	840.000.000
	TOTAL	**125.394.973.262**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**55.312.935.020**
Transferencias y Donaciones Corrientes	51.276.500.000
Del Sector Público	51.276.500.000
Transferencias Corrientes Internas Recibidas del Sector Público	51.276.500.000
De la República	51.276.500.000
Ministerio de Agricultura y Tierras	51.276.500.000
Recursos Ordinarios	51.276.500.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Rentas de la Propiedad	4.036.435.020
Intereses	4.036.435.020
Intereses Internos	4.036.435.020
Intereses por Depósitos	4.036.435.020
B. Gastos Corrientes	**53.221.538.242**
Gastos de Consumo	53.221.538.242
Remuneraciones	41.653.252.392
Sueldos, Salarios y Otras Retribuciones	11.668.278.925
Beneficios y Complementos de Sueldos y Salarios	18.748.619.699
Aportes Patronales	1.650.981.216
Prestaciones Sociales y Otras Indemnizaciones	4.360.592.159
Asistencia Socioeconómica	5.186.780.393
Otros Gastos de Personal	38.000.000
Bienes y Servicios	11.485.000.000
Bienes de Consumo	4.039.000.000
Servicios no Personales	7.446.000.000
Depreciación y Amortización	83.285.850
C. Resultado Económico: Ahorro/(Desahorro)	**2.091.396.778**
II. Cuenta Capital	
A. Ingresos de Capital	**65.718.682.628**
Recursos Propios de Capital	2.174.682.628
Ahorro en la Cuenta Corriente	2.091.396.778
Incremento de la Depreciación y Amortización Acumuladas	83.285.850
Transferencias y Donaciones de Capital	63.544.000.000
Transferencias de Capital Recibidas del Sector Público	63.544.000.000
De la República	63.544.000.000
Ministerio de Agricultura y Tierras	63.544.000.000
Recursos Ordinarios	63.544.000.000
B. Gastos de Capital	**67.297.000.000**
Inversión Real Directa	67.297.000.000
Formación Bruta de Capital Fijo	67.297.000.000
Maquinaria, Equipos y Otros Bienes Muebles	38.609.500.000
Construcciones de Bienes de Dominio Privado	400.000.000
Producción Propia (Gastos Capitalizables)	28.137.500.000
Remuneraciones	6.679.587.800
Sueldos, Salarios y Otras Retribuciones	6.679.587.800
Bienes y Servicios	21.457.912.200
Bienes de Consumo	2.727.135.000
Servicios no Personales	18.730.777.200
Bienes Intangibles	150.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(1.578.317.372)**
III. Cuenta Financiera	
A. Fuentes Financieras	**6.454.752.392**
Disminución de la Inversión Financiera	6.454.752.392
Disminución de Otros Activos Financieros	6.454.752.392
Disminución de Disponibilidades	6.454.752.392
Disminución de Bancos	6.454.752.392

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Aplicaciones Financieras	**6.454.752.392**
Inversión Financiera	4.036.435.020
Incremento de Otros Activos Financieros no Circulantes	4.036.435.020
Disminución de Pasivos	840.000.000
Disminución de Cuentas y Efectos por Pagar	240.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	240.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	240.000.000
Disminución de Otros Pasivos	600.000.000
Disminución de Otros Pasivos a Mediano y Largo Plazo	600.000.000
Déficit Financiero	1.578.317.372

A0006
Colegio Universitario Francisco de Miranda

COLEGIO UNIVERSITARIO FRANCISCO DE MIRANDA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Colegio Universitario Francisco de Miranda (C.U.F.M.), fue creado por Decreto Presidencial N° 1620, de fecha 20 febrero de 1974 y publicado en la Gaceta Oficial N° 30.336, del 21 del mismo mes.

Es una Institución del Estado Venezolano cuya misión es formar Técnicos Superiores Universitarios (T.S.U.), en las áreas prioritarias del Sector Servicios de la Economía.

El C.U.F.M. va encaminado a ser una institución líder entre los Institutos y Colegios Universitarios, como consecuencia de la atención a sus estudiantes, de la calidad de sus recursos humanos y de la respuesta oportuna a un mercado laboral cambiante, en donde predominan los siguientes valores:

- Atención al estudiante,
- Excelencia académica,
- Integración institucional, y
- Compromiso de honestidad.

Dentro de su Estrategias Corporativas encontramos:

Mejoramiento Académico:

- Dado que el estudiante es la razón de ser del proceso educativo y la mayor fortaleza en la que pueda sustentarse y desarrollarse esta institución educativa, es nuestra responsabilidad abocarnos a preparar estudiantes críticos, autónomos, participativos, creativos, gestores de su propio desarrollo y conscientes del papel que les tocará jugar en la sociedad como entes productivos.

Fortalecimiento y consolidación de Desarrollo y Bienestar Estudiantil

- Se busca promover programas de desarrollo y bienestar estudiantil que sirvan de apoyo y contribuyan a la atención integral del estudiante en las áreas de orientación académica, bienestar social, personal, de salud, calidad de vida, asistencia socioeconómica, asesoría psicológica y vocacional con énfasis en la función educativa, de tal manera que permitan superar las dificultades, desarrollar sus potencialidades y completar su proceso educativo.

Fortalecimiento del Sistema de Gestión de Recursos Humanos del C.U.F.M

- Orientada a propiciar una sana administración de los recursos humanos que trabajan en el Colegio, mediante la realización de planes, programas y acciones que contribuyan a mantener al personal en las mejores condiciones y con un rendimiento cónsono al cargo y funciones asignadas con miras al logro de la misión institucional.

Fomento de la Actividad de Investigación

- Se pretende crear una organización de trabajo y condiciones institucionales que sirvan de apoyo a las intenciones y esfuerzos de investigación que realicen tanto los docentes como los alumnos liderizados por sus tutores académicos.

Autogestión Financiera

- Se busca desarrollar acciones estratégicas para obtener ingresos propios que signifique fuentes de financiamiento distintas a las procuradas por el Estado, para fortalecer los recursos presupuestarios de la Institución.

Incorporación de la Tecnología a los Procesos Académicos y Administrativos del Colegio

- Su finalidad es realizar los esfuerzos de gestión y toma de decisiones que propicien la incorporación de la tecnología en los procesos académicos y administrativos, para ello se requieren contundentes esfuerzos para atender este segmento.

Promoción de la Imagen Organizacional

- Orientada a la promoción y generación de una imagen positiva acerca de la realidad de las instituciones formadoras de técnicos superiores y en especial el C.U.F.M., así como la pertinencia de los egresados para contribuir al proceso productivo del país.

Modernización del Diseño Organizacional

- Dirigida a establecer y mantener la estructura organizacional, los sistemas y procedimientos y la estructura de cargos más convenientes para el personal, la tecnología y la misión de la instrucción.

Proceso de Desarrollo Organizacional

- Centrada en mejorar la institución tanto para enfrentarse a los cambios del ambiente externo como para mejorar su capacidad para resolver problemas internos.

Consolidación del C.U.F.M. en su Sede Propia

- Continuar la gestión para la adquisición de una sede propia.

Realimentación y Mejoramiento Institucional

- Acciones que permitan generar información útil y significativa acerca de los diversos aspectos que constituyen el ser institucional, a través del examen de sus partes constitutivas y sus interrelaciones.

El ingreso de los bachilleres al Colegio es a través del sistema de asignación del Consejo Nacional de Universidades (C.N.U.).

Los Colegios Universitarios están enmarcados dentro de una política tendiente a ampliar, fortalecer y dinamizar la educación superior, por lo cual se conciben dentro de un contexto integracionista, donde cada unidad no es más que una célula de un subsistema que debe responder institucionalmente, como un todo a las demandas de:

- Ofrecer carreras que se ajusten a la realidad y exigencias de un país en desarrollo.
- Contribuir al mejoramiento de nuestro proceso de independencia económica y de autonomía cultural.
- Lograr los intercambios de ideas y recursos entre todas las instituciones para que cumplan con su papel de ser instrumentos eficientes al servicio del desarrollo del país.

Dentro de esta política de diversificación de la educación superior, definida para responder a los requerimientos de una sociedad que adquiere nuevas funciones, el Colegio Universitario Francisco de Miranda forma recursos humanos en el ámbito superior para satisfacer las necesidades de personal especializado en el sector de los servicios. En este sentido ofrecen las carreras de:

- Administración, con las menciones de:
  - Hidrocarburos
  - Transporte y Distribución de Bienes
  - Administración de Recursos Humanos
  - Banca y Finanzas
  - Informática
  - Contaduría

El Colegio Universitario Francisco de Miranda presenta desde 1986 un crecimiento moderado en comparación con sus primeros 10 años de vida, motivado a que la Institución aun no cuenta con sede propia y la que ocupa actualmente resulta insuficiente para atender creciente demanda estudiantil, a pesar de la apertura del Semestre Vespertino.

La insuficiencia de planta física determina la necesidad de mantener un incremento moderado de la matrícula ya que el número de alumnos que se puede atender eficientemente es limitado, existiendo mas que todo una saturación de la matrícula nocturna debido a que las características fundamentales de la población estudiantil apuntan hacia una demanda de cupo mayoritariamente en el turno nocturno.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**24.666.700.000**
Transferencias y Donaciones Corrientes	24.486.700.000
Del Sector Público	24.486.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	24.486.700.000
De la República	24.486.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	60.000.000
Venta de Otros Bienes y Servicios	60.000.000
Rentas de la Propiedad	120.000.000
Intereses	120.000.000
Intereses Internos	120.000.000
Intereses por Depósitos	120.000.000
Fuentes Financieras	**1.801.000.000**
Disminución de la Inversion Financiera	1.801.000.000
Disminución de Otros Activos Financieros	1.801.000.000
Disminución de Disponibilidades	1.801.000.000
Disminución de Bancos	1.801.000.000
TOTAL	**26.467.700.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**24.498.055.958**
Gastos de Consumo	18.511.590.854
Remuneraciones	13.923.914.267
Sueldos, Salarios y Otras Retribuciones	5.114.627.367
Beneficios y Complementos de Sueldos y Salarios	5.774.606.394
Aportes Patronales	860.214.563
Prestaciones Sociales y Otras Indemnizaciones	800.000.000
Asistencia Socioeconómica	1.374.465.943
Bienes y Servicios	4.587.676.587
Bienes de Consumo	1.499.070.287

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Servicios no Personales	3.088.606.300
Transferencias y Donaciones Corrientes	5.986.465.104
Al Sector Privado	5.986.465.104
Transferencias Corrientes al Sector Privado	5.986.465.104
Directas a Personas	5.477.428.276
Pensiones y Otros Beneficios Asociados	45.744.956
Jubilaciones y Otros Beneficios Asociados	5.431.683.320
Otras Transferencias Corrientes Internas al Sector Privado	509.036.828
Gastos de Capital	**1.155.644.042**
Inversion Real Directa	1.155.644.042
Formación Bruta de Capital Fijo	1.155.644.042
Maquinaria, Equipos y Otros Bienes Muebles	1.155.644.042
Aplicaciones Financieras	**814.000.000**
Disminución de Pasivos	814.000.000
Disminución de Cuentas y Efectos por Pagar	814.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	814.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	560.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	111.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	143.000.000
TOTAL	**26.467.700.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A000601	Formación de Técnicos Superiores en Administración con Pertinencia Social	Graduado	433		1.682.605.850			1.682.605.850
A000602	Formación de Técnicos Superiores Universitarios en Informatica con Pertinencia Social	Graduado	97		1.235.749.436			1.235.749.436
A000603	Formación de Técnicos Superiores Universitarios en Contaduría con Pertinencia Social	Graduado	168		1.277.574.113			1.277.574.113
A000604	Implementación de un Semestre de Verano Para los Estudiantes Regulares	Actividad	1		101.966.714			101.966.714
A000605	Plan de Pasantias del Cufm	Plan	800		170.530.839			170.530.839
A000606	Formación de Especialistas en Auditoria de Sistemas y Seguridad de Datos	Graduado	70		197.069.382			197.069.382
A000607	Formación de Especialistas en Recursos Humanos	Matricula	30		59.327.329			59.327.329
A000608	Formación de Especialistas en Hidrocarburos	Alumno	30		7.568.000			7.568.000
A000609	Plan de Adiestramiento del Personal del Cufm	Trabajador Atendido	290		566.482.546			566.482.546
A000610	Atención Medico, Odontológica y Socio-económica a los Estudiantes del Cufm	Alumno	929		897.201.176			897.201.176
A000612	Talleres de Formación a la Comunidad Estudiantil	Taller	8		14.000.000			14.000.000
A000613	Emergencia y Administración de Desastre	Miembro	200		64.980.000			64.980.000
A000614	Recursos Instruccionales del Cufm	Guia	300		647.022.656			647.022.656
A000615	Fomento de la Investigación	Proyecto	400		495.140.562			495.140.562
A000616	Plan Institucional de Seguimiento de Egresados	Graduado	2		33.850.000			33.850.000
A000617	Fortalecimiento de la Relaciones Interinstitucionales	Convenio	9		22.670.000			22.670.000
A000618	Fortalecimiento de las Actividades Deportivas Estudiantiles	Evento	28		682.257.499			682.257.499
A000619	Interrelación del Colegio Universitario Francisco de Miranda con la Comunidad	Evento	9		48.459.000			48.459.000
A000620	Eventos Culturales Intra e Inter Institucional	Evento	18		100.724.000			100.724.000
A000621	Fortalecimiento de los Medios de Comunicación	Comunicación	74		387.664.622			387.664.622
A000622	Jornada de Desarrollo y Bienestar Estudiantil	Jornada	1		17.400.000			17.400.000
A000624	Optimización de los Espacios Fisicos del Cufm	Sede	4		1.275.838.558			1.275.838.558
A000625	Seguridad Integral del Colegio Universitario Francisco de Miranda	Manual / Informe	2		23.940.000			23.940.000

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A000626	Evaluación y Actualización de la Estructura Organizativa del Colegio Universitario Francisco de Miranda	Manual / Informe	1		1.021.311.455			1.021.311.455
A000627	Ampliación de la Plataforma Tecnológica	Programa	8		653.015.930			653.015.930
A000628	Actualización, Dotación y Resguardo de los Bienes Nacionales	Plan	2		1.334.350.333			1.334.350.333
	TOTAL				13.018.700.000			13.018.700.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.003.864.609			6.003.864.609
02	Gestión Administrativa	1.749.470.287				1.749.470.287
03	Previsión y Protección Social	231.529.713	5.464.135.391			5.695.665.104
	TOTAL	1.981.000.000	11.468.000.000			13.449.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**289**	**3.568.297.516**
Directivo	3	134.979.792
Profesional y Técnico	98	1.740.911.459
Administrativo	61	506.877.761
Docente	50	670.858.290
Obrero	77	514.670.214
Personal Fijo a Tiempo Parcial	**76**	**421.784.030**
Profesional y Técnico	1	8.651.977
Administrativo	1	5.363.340
Docente	74	407.768.713
Personal Contratado	**95**	**715.728.360**
Profesional y Técnico	8	128.741.597
Administrativo	24	185.370.709
Docente	56	354.838.728
Obrero	7	46.777.326
TOTAL	**460**	**4.705.809.906**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**126**	**3.147.269.080**
Jubilado	125	3.123.859.840
Pensionado	1	23.409.240
Administrativo	**1**	**4.860.000**
Profesional y Técnico	1	4.860.000
Pensionado	1	4.860.000
Obrero	**37**	**304.507.200**
Jubilado	37	304.507.200
TOTAL	**164**	**3.456.636.280**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	13.923.914.267
4.02	Materiales, Suministros y Mercancías	1.499.070.287
4.03	Servicios no Personales	3.088.606.300
4.04	Activos Reales	1.155.644.042
4.07	Transferencias y Donaciones	5.986.465.104
4.11	Disminución de Pasivos	814.000.000
	TOTAL	**26.467.700.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**24.666.700.000**
Transferencias y Donaciones Corrientes	24.486.700.000
Del Sector Público	24.486.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	24.486.700.000
De la República	24.486.700.000
Recursos Ordinarios	24.486.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	60.000.000
Venta de Otros Bienes y Servicios	60.000.000
Rentas de la Propiedad	120.000.000
Intereses	120.000.000
Intereses Internos	120.000.000
Intereses por Depósitos	120.000.000
B. Gastos Corrientes	**24.498.055.958**
Gastos de Consumo	18.511.590.854
Remuneraciones	13.923.914.267
Sueldos, Salarios y Otras Retribuciones	5.114.627.367
Beneficios y Complementos de Sueldos y Salarios	5.774.606.394
Aportes Patronales	860.214.563
Prestaciones Sociales y Otras Indemnizaciones	800.000.000
Asistencia Socioeconómica	1.374.465.943
Bienes y Servicios	4.587.676.587
Bienes de Consumo	1.499.070.287
Servicios no Personales	3.088.606.300
Transferencias y Donaciones Corrientes	5.986.465.104
Al Sector Privado	5.986.465.104
Transferencias Corrientes al Sector Privado	5.986.465.104
Directas a Personas	5.477.428.276
Pensiones y Otros Beneficios Asociados	45.744.956
Jubilaciones y Otros Beneficios Asociados	5.431.683.320
Otras Transferencias Corrientes Internas al Sector Privado	509.036.828
C. Resultado Económico: Ahorro	**168.644.042**
II. Cuenta Capital	
A. Ingresos de Capital	**168.644.042**
Recursos Propios de Capital	168.644.042
Ahorro en la Cuenta Corriente	168.644.042
B. Gastos de Capital	**1.155.644.042**
Inversion Real Directa	1.155.644.042
Formación Bruta de Capital Fijo	1.155.644.042
Maquinaria, Equipos y Otros Bienes Muebles	1.155.644.042
C. Resultado Financiero: Déficit	**(987.000.000)**
III. Cuenta Financiera	
A. Fuentes Financieras	**1.801.000.000**
Disminución de la Inversion Financiera	1.801.000.000
Disminución de Otros Activos Financieros	1.801.000.000
Disminución de Disponibilidades	1.801.000.000
Disminución de Bancos	1.801.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Aplicaciones Financieras	**1.801.000.000**
Disminución de Pasivos	814.000.000
Disminución de Cuentas y Efectos por Pagar	814.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	814.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	560.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	111.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	143.000.000
Déficit Financiero	987.000.000

A0007
Colegio Universitario de Caracas

COLEGIO UNIVERSITARIO DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Colegio Universitario de Caracas (CUC), fue creado por Decreto Presidencial N° 792 según Gaceta Oficial N° 29.669 de fecha 23/11/71, adscrito al Ministerio de Educación Superior es una Institución educativa fundamentada en los principios y valores promovidos por la Constitución de la Republica Bolivariana de Venezuela, orientado por las políticas de justicia, equidad, mejoramiento de la calidad académica, pertinencia social, servicio a la comunidad, entre otras, a partir de la cual se generan los proyectos sociales y las acciones educativas pertinentes para mejorar las condiciones de vida del venezolano, contribuir al desarrollo socioeconómico del país, y fortalecer el equilibrio económico de la nación.

Misión

Formación, actualización, perfeccionamiento y capacitación de los ciudadanos y ciudadanas a nivel Técnico Superior Universitario altamente calificados y calificadas para desempeñarse en forma pro activa en las carreras de: Informática, Organización y Sistemas, Turismo, Hotelería, Educación Preescolar, Trabajo Social, Administración Municipal, Recursos Humanos, Presupuesto, Contabilidad de Costo y Mercadeo.

Su finalidad es contribuir al desarrollo humanístico, científico-social y tecnológico del país, en consonancia con las necesidades locales y regionales de los planes de desarrollo social y económico del Ejecutivo Nacional y los lineamientos y políticas académicas y estudiantiles del Ministerio de Educación Superior.

Visión

El Colegio Universitario de Caracas es pionero en la formación del Técnico Superior Universitario, se propone contribuir al desarrollo y bienestar de la sociedad venezolana, mediante una educación superior basada en los principios de equidad y mutua cooperación con el resto del sistema de educación nacional, con miras a interactuar armónicamente con el entorno, fortalecer la economía nacional, propiciar la creatividad y la autorrealización del individuo y su compromiso con el país en la búsqueda de una sociedad más justa, más solidaria, más democrática, más humana, más participativa

Dentro de su Estrategias Corporativas destacan:

Mejoramiento Académico.

- Dado que el estudiante es la razón de ser del proceso educativo y la mayor fortaleza en la que pueda sustentarse y desarrollarse, es nuestra responsabilidad abocarnos a preparar estudiantes críticos, autónomos, participativos, creativos, gestores de su propio desarrollo y conscientes del papel que les tocará jugar en la sociedad como entes productivos.

Fortalecimiento y consolidación de Desarrollo y Bienestar Estudiantil.

- Promover proyectos de desarrollo y bienestar estudiantil que sirvan de apoyo y contribuyan a la atención integral del estudiante en las áreas de orientación académica, bienestar social, personal, de salud, calidad de vida, asistencia socioeconómica, asesoría psicológica y vocacional con énfasis en la función educativa, de tal manera que permitan superar las dificultades, desarrollar sus potencialidades y completar su proceso educativo.

Fortalecimiento del Sistema de Gestión de Recursos Humanos.

- Propiciar una sana administración de los recursos humanos que trabajan en el Colegio, mediante la realización de planes, proyectos y acciones que contribuyan a mantener al personal en las mejores condiciones y con un rendimiento acorde al cargo y funciones asignadas con miras al logro de la misión institucional.

Fomento de la Actividad de Investigación.

- Crear una organización de trabajo y condiciones institucionales que sirvan de apoyo a las intenciones y esfuerzos de investigación que realicen tanto los docentes como los alumnos liderizados por sus tutores académicos.

Promoción de la Imagen Organizacional.

- Orientada a la promoción y generación de una imagen positiva acerca de la realidad de las instituciones formadoras de técnicos superiores y en especial el CUC., así como la pertinencia de los egresados para contribuir al proceso productivo del país.

Realimentación y Mejoramiento Institucional.

- Acciones que permitan generar información útil y significativa acerca de los diversos aspectos que constituyen "el ser institucional", a través del examen de sus partes constitutivas y sus interrelaciones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**29.620.368.554**
Transferencias y Donaciones Corrientes	29.135.200.000
Del Sector Público	29.135.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	29.135.200.000
De la República	29.135.200.000
Venta de Bienes y Servicios de las Administraciones Publicas	368.465.436
Venta de Otros Bienes y Servicios	368.465.436
Rentas de la Propiedad	116.703.118
Intereses	116.703.118
Intereses Internos	116.703.118
Intereses por Depósitos	116.703.118
Fuentes Financieras	**1.126.285.981**
Disminución de la Inversión Financiera	1.126.285.981
Disminución de Otros Activos Financieros	1.126.285.981
Disminución de Disponibilidades	1.126.285.981
Disminución de Caja	1.126.285.981
TOTAL	**30.746.654.535**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**30.212.841.013**
Gastos de Consumo	19.073.832.306
Remuneraciones	16.684.217.151
Sueldos, Salarios y Otras Retribuciones	5.377.540.802
Beneficios y Complementos de Sueldos y Salarios	6.562.992.647
Aportes Patronales	824.129.219
Prestaciones Sociales y Otras Indemnizaciones	1.539.530.545
Asistencia Socioeconómica	2.356.861.442
Otros Gastos de Personal	23.162.496
Bienes y Servicios	2.389.615.155
Bienes de Consumo	680.557.876
Servicios no Personales	1.709.057.279
Transferencias y Donaciones Corrientes	11.139.008.707
Al Sector Privado	11.139.008.707
Transferencias Corrientes al Sector Privado	11.139.008.707
Directas a Personas	11.139.008.707
Pensiones y Otros Beneficios Asociados	414.561.169
Jubilaciones y Otros Beneficios Asociados	10.724.447.538
Gastos de Capital	**433.813.522**
Inversión Real Directa	433.813.522
Formación Bruta de Capital Fijo	433.813.522
Edificios e Instalaciones	12.000.000
Maquinaria, Equipos y Otros Bienes Muebles	421.813.522
Aplicaciones Financieras	**100.000.000**
Disminución de Pasivos	100.000.000
Disminución de Cuentas y Efectos por Pagar	100.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	100.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	70.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	30.000.000
TOTAL	**30.746.654.535**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0007-1	Formación de Técnicos Superior Universitario en la Carrera Contabilidad de Costo	Alumno Atendido	100		432.279.268			432.279.268
0007-2	Formación de Técnicos Superior Universitario en la Carrera de Informática	Alumno Atendido	100		766.803.069			766.803.069
0007-3	Formación de Técnicos Superior Universitario en la Carrera de Mercadeo	Alumno Atendido	100		499.083.125			499.083.125
0007-4	Formación de Técnicos Superior Universitario en la Carrera de Municipal	Alumno Atendido	100	1.611.454.535	8.761.999.200			10.373.453.735
0007-5	Formación de Técnicos Superior Universitario en la Carrera de Organización y Sistemas	Alumno Atendido	100		640.574.576			640.574.576
0007-6	Formación de Técnicos Superior Universitario en la Carrera de Pre-escolar	Alumno Atendido	100		994.845.826			994.845.826
0007-7	Formación de Técnicos Superior Universitario en la Carrera de Presupuesto	Alumno Atendido	100		701.163.974			701.163.974
0007-8	Formación de Técnicos Superior Universitario en la Carrera de Recursos Humanos	Alumno Atendido	100		518.161.358			518.161.358
0007-9	Formación de Técnicos Superior Universitario en la Carrera de Trabajo Social	Alumno Atendido	100		487.952.491			487.952.491
0007-10	Formación de Técnicos Superior Universitario en la Carrera de Hotelería y Turismo	Alumno Atendido	100		1.269.899.729			1.269.899.729
0007-11	Beca Apoyo Cultural	Beca	30		36.522.780			36.522.780
0007-12	Beca Excelencia Académica	Beca	30		19.722.780			19.722.780
0007-13	Beca Estudio	Beca	160		134.522.780			134.522.780
0007-14	Beca Trabajo	Beca	120		1.825.560			1.825.560
0007-15	Diseño de la Cocina de Producción y Cocina Didáctica del Colegio Universitario de Caracas Edificio Sucre	Proyecto	360		565.984.832			565.984.832
	TOTAL			1.611.454.535	15.831.341.348			17.442.795.883

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.098.269.520			2.098.269.520
02	Gestión Administrativa		2.118.950.133			2.118.950.133
03	Previsión y Protección Social		9.086.638.999			9.086.638.999
	TOTAL		13.303.858.652			13.303.858.652

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**353**	**4.800.940.275**
Profesional y Técnico	104	1.837.645.673
Administrativo	85	713.361.273
Docente	82	1.681.452.840
Obrero	82	568.480.489
Personal Fijo a Tiempo Parcial	**52**	**513.926.664**
Docente	52	513.926.664
Personal Contratado	**201**	**1.216.601.472**
Profesional y Técnico	10	149.736.036
Docente	191	1.066.865.436
TOTAL	**606**	**6.531.468.411**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**268**	**6.029.860.391**
Jubilado	249	5.696.215.149
Pensionado	19	333.645.242
Administrativo	**10**	**70.514.940**
Profesional y Técnico	4	32.832.156
Pensionado	4	32.832.156
Apoyo	6	37.682.784
Pensionado	6	37.682.784
Obrero	**22**	**120.850.905**
Jubilado	20	110.449.936
Pensionado	2	10.400.969
TOTAL	**300**	**6.221.226.236**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	16.684.217.151
4.02	Materiales, Suministros y Mercancías	680.557.876
4.03	Servicios no Personales	1.709.057.279
4.04	Activos Reales	433.813.522
4.07	Transferencias y Donaciones	11.139.008.707
4.11	Disminución de Pasivos	100.000.000
	TOTAL	**30.746.654.535**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**29.620.368.554**
Transferencias y Donaciones Corrientes	29.135.200.000
Del Sector Público	29.135.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	29.135.200.000
De la República	29.135.200.000
Recursos Ordinarios	29.135.200.000
Venta de Bienes y Servicios de las Administraciones Publicas	368.465.436
Venta de Otros Bienes y Servicios	368.465.436
Rentas de la Propiedad	116.703.118
Intereses	116.703.118
Intereses Internos	116.703.118
Intereses por Depósitos	116.703.118
B. Gastos Corrientes	**30.212.841.013**
Gastos de Consumo	19.073.832.306
Remuneraciones	16.684.217.151
Sueldos, Salarios y Otras Retribuciones	5.377.540.802
Beneficios y Complementos de Sueldos y Salarios	6.562.992.647
Aportes Patronales	824.129.219
Prestaciones Sociales y Otras Indemnizaciones	1.539.530.545
Asistencia Socioeconómica	2.356.861.442
Otros Gastos de Personal	23.162.496
Bienes y Servicios	2.389.615.155
Bienes de Consumo	680.557.876
Servicios no Personales	1.709.057.279
Transferencias y Donaciones Corrientes	11.139.008.707
Al Sector Privado	11.139.008.707
Transferencias Corrientes al Sector Privado	11.139.008.707
Directas a Personas	11.139.008.707
Pensiones y Otros Beneficios Asociados	414.561.169
Jubilaciones y Otros Beneficios Asociados	10.724.447.538
C. Resultado Económico: Desahorro	**(592.472.459)**
II. Cuenta Capital	
A. Ingresos de Capital	**(592.472.459)**
Recursos Propios de Capital	(592.472.459)
Desahorro en la Cuenta Corriente	(592.472.459)
B. Gastos de Capital	**433.813.522**
Inversión Real Directa	433.813.522
Formación Bruta de Capital Fijo	433.813.522
Edificios e Instalaciones	12.000.000
Maquinaria, Equipos y Otros Bienes Muebles	421.813.522
C. Resultado Financiero: Déficit	**(1.026.285.981)**
III. Cuenta Financiera	
A. Fuentes Financieras	**1.126.285.981**
Disminución de la Inversión Financiera	1.126.285.981
Disminución de Otros Activos Financieros	1.126.285.981
Disminución de Disponibilidades	1.126.285.981

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Caja	1.126.285.981
B. Aplicaciones Financieras	**1.126.285.981**
Disminución de Pasivos	100.000.000
Disminución de Cuentas y Efectos por Pagar	100.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	100.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	70.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	30.000.000
Déficit Financiero	1.026.285.981

A0008
Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"

COLEGIO UNIVERSITARIO "PROFESOR JOSÉ LORENZO PÉREZ RODRÍGUEZ"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Colegio Universitario "Prof. José Lorenzo Pérez Rodríguez", atendiendo a lo previsto dentro del proceso de modernización y transformación en el cual está inmerso, ha orientado su política de gasto hacia la consolidación del cambio institucional, fundamentado en la pertinencia social, la eficiencia, la equidad y la productividad, a través del ejercicio de las funciónes de docencia, investigación y extensión.

Se ha previsto para el año 2006, entre otras las siguientes metas:

- Atender la matrícula actual en las diferentes carreras que se ofertan.
- Mantener la asistencia socio económica a los estudiantiles.
- Consolidar la planta física a través de la adecuación de la infraestructura que sirve de sede definitiva de la institución.
- Mantener la dotación equipamiento, materiales y suministros necesarios para el desarrollo de las funciones fundamentales, así como las de asistencia técnica administrativa.
- Ejecutar el rediseño curricular.
- Proveer del personal docente ordinario requerido para atender la matricula estudiantil y el desarrollo mínimo de los proyectos de investigación y extensión, a través de la realización de concursos de oposición.
- Crear e implantar cursos de especialización y profesionalización para Técnicos Superiores, a través de la cogestión
- Actualizar y diversificar las líneas de investigación.
- Consolidar y mantener los proyectos de extensión y divulgación universitaria.
- Sistematizar de los procesos de planificación y de control de gestión de la institución.
- Adecuar la estructura organizativa y la normativa interna de la institución, a los requerimientos de eficiencia, productividad y pertinencia social.

Hacia la ejecución de los proyectos y acciones centralizadas, el Instituto dispondrá de un total de recursos por la cantidad de Bs. 14.087,2 millones, de los cuales corresponde al aporte fiscal Bs. 11.392,9 millones, ingresos propios Bs. 194,3 millones y transacciones financieras Bs. 2.500,0 millones.

Tales recursos garantizará atender las erogaciones de los proyectos académicos de Bs. 5.588,8 millones, asistencia socio-económica a los estudiantes Bs. 1.301,2 millones y gastos de apoyo Bs. 7.097,2 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**11.587.205.000**
Transferencias y Donaciones Corrientes	11.392.900.000
Del Sector Público	11.392.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	11.392.900.000
De la República	11.392.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	64.305.000
Venta de Servicios	64.305.000
Rentas de la Propiedad	130.000.000
Intereses	130.000.000
Intereses Internos	130.000.000
Intereses por Depósitos	130.000.000
Fuentes Financieras	**2.500.000.000**
Disminución de la Inversión Financiera	2.500.000.000
Disminución de Otros Activos Financieros	2.500.000.000
Disminución de Disponibilidades	2.500.000.000
Disminución de Bancos	2.500.000.000
TOTAL	**14.087.205.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**12.606.896.694**
Gastos de Consumo	11.057.099.606
Remuneraciones	9.274.744.595
Sueldos, Salarios y Otras Retribuciones	3.347.354.260
Beneficios y Complementos de Sueldos y Salarios	3.752.695.301
Aportes Patronales	421.769.390
Prestaciones Sociales y Otras Indemnizaciones	836.944.869
Asistencia Socioeconómica	681.181.001
Otros Gastos de Personal	234.799.774
Bienes y Servicios	1.782.355.011
Bienes de Consumo	959.355.011
Servicios no Personales	823.000.000
Transferencias y Donaciones Corrientes	1.549.797.088
Al Sector Privado	1.549.797.088
Transferencias Corrientes al Sector Privado	1.549.797.088
Directas a Personas	1.425.197.088
Pensiones y Otros Beneficios Asociados	96.889.885
Jubilaciones y Otros Beneficios Asociados	292.157.203

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Otras Transferencias Directas a Personas	1.036.150.000
A Instituciones sin Fines de Lucro	124.600.000
Gastos de Capital	**1.113.558.306**
Inversión Real Directa	1.113.558.306
Formación Bruta de Capital Fijo	1.113.558.306
Edificios e Instalaciones	500.000.000
Maquinaria, Equipos y Otros Bienes Muebles	583.558.306
Bienes Preexistentes	30.000.000
Aplicaciones Financieras	**366.750.000**
Disminución de Pasivos	366.750.000
Disminución de Cuentas y Efectos por Pagar	366.750.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	366.750.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	30.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	42.750.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	294.000.000
TOTAL	**14.087.205.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A008001	Formación de Técnicos Superiores en Educación Especial	Alumno Atendido	456		1.365.845.008			1.365.845.008
A008002	Formación de Técnicos Superiores en Administración, Mención Publicidad y Mercadeo	Alumno Atendido	1.362		1.417.955.320			1.417.955.320
A008003	Formación de Técnicos Superiores en Turismo	Alumno Atendido	670		1.294.272.877			1.294.272.877
A008004	Formación de T.S.U en Administración Mención Personal	Alumno Atendido	1.157		1.610.749.730			1.610.749.730
A008015	Asistencia Socio Económica a los Estudiantes	Alumno Atendido	3.645	377.906.245	923.277.065			1.301.183.310
	TOTAL			377.906.245	6.612.100.000			6.990.006.245

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.206.443.825			4.206.443.825
02	Gestión Administrativa	2.316.398.755	185.309.087			2.501.707.842
03	Previsión y Protección Social		389.047.088			389.047.088
	TOTAL	2.316.398.755	4.780.800.000			7.097.198.755

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**285**	**3.387.208.629**
Directivo	3	69.064.008
Profesional y Técnico	38	634.569.293
Administrativo	21	160.179.848
Docente	149	2.025.065.364
Obrero	74	498.330.116
Personal Fijo a Tiempo Parcial	**9**	**64.068.425**
Docente	5	24.046.068
Medico	4	40.022.357
Personal Contratado	**36**	**259.299.333**
Profesional y Técnico	3	36.793.505
Administrativo	4	20.652.571
Docente	25	176.692.896
Obrero	4	25.160.361
TOTAL	**330**	**3.710.576.387**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**16**	**236.936.964**
Jubilado	9	181.731.384
Pensionado	7	55.205.580
Administrativo	**1**	**4.973.700**
Apoyo	1	4.973.700
Pensionado	1	4.973.700
TOTAL	**17**	**241.910.664**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	9.274.744.595
4.02	Materiales, Suministros y Mercancías	959.355.011
4.03	Servicios no Personales	823.000.000
4.04	Activos Reales	1.113.558.306
4.07	Transferencias y Donaciones	1.549.797.088
4.11	Disminución de Pasivos	366.750.000
	TOTAL	**14.087.205.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.587.205.000**
Transferencias y Donaciones Corrientes	11.392.900.000
Del Sector Público	11.392.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	11.392.900.000
De la República	11.392.900.000
Recursos Ordinarios	11.392.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	64.305.000
Venta de Servicios	64.305.000
Rentas de la Propiedad	130.000.000
Intereses	130.000.000
Intereses Internos	130.000.000
Intereses por Depósitos	130.000.000
B. Gastos Corrientes	**12.606.896.694**
Gastos de Consumo	11.057.099.606
Remuneraciones	9.274.744.595
Sueldos, Salarios y Otras Retribuciones	3.347.354.260
Beneficios y Complementos de Sueldos y Salarios	3.752.695.301
Aportes Patronales	421.769.390
Prestaciones Sociales y Otras Indemnizaciones	836.944.869
Asistencia Socioeconómica	681.181.001
Otros Gastos de Personal	234.799.774
Bienes y Servicios	1.782.355.011
Bienes de Consumo	959.355.011
Servicios no Personales	823.000.000
Transferencias y Donaciones Corrientes	1.549.797.088
Al Sector Privado	1.549.797.088
Transferencias Corrientes al Sector Privado	1.549.797.088
Directas a Personas	1.425.197.088
Pensiones y Otros Beneficios Asociados	96.889.885
Jubilaciones y Otros Beneficios Asociados	292.157.203
Otras Transferencias Directas a Personas	1.036.150.000
A Instituciones sin Fines de Lucro	124.600.000
C. Resultado Económico: Desahorro	**(1.019.691.694)**
II. Cuenta Capital	
A. Ingresos de Capital	**(1.019.691.694)**
Recursos Propios de Capital	(1.019.691.694)
Desahorro en la Cuenta Corriente	(1.019.691.694)
B. Gastos de Capital	**1.113.558.306**
Inversión Real Directa	1.113.558.306
Formación Bruta de Capital Fijo	1.113.558.306
Edificios e Instalaciones	500.000.000
Maquinaria, Equipos y Otros Bienes Muebles	583.558.306
Bienes Preexistentes	30.000.000
C. Resultado Financiero: Déficit	**(2.133.250.000)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**2.500.000.000**
Disminución de la Inversión Financiera	2.500.000.000
Disminución de Otros Activos Financieros	2.500.000.000
Disminución de Disponibilidades	2.500.000.000
Disminución de Bancos	2.500.000.000
B. Aplicaciones Financieras	**2.500.000.000**
Disminución de Pasivos	366.750.000
Disminución de Cuentas y Efectos por Pagar	366.750.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	366.750.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	30.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	42.750.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	294.000.000
Resultado Financiero: Déficit	2.133.250.000

A0009
Colegio Universitario Cecilio Acosta, de Los Teques

COLEGIO UNIVERSITARIO CECILIO ACOSTA, DE LOS TEQUES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Al Colegio Universitario Cecilio Acosta, de los Teques, le corresponde liderizar la orientación de desarrollo armónico sostenible de la región de los Teques, a través de la creación y difusión de la ciencia y la tecnología, en concordancia con el sector productivo y la comunidad civil organizada, así como el diseño, formulación, ejecución y evaluación de las estrategias que respondan al aprovechamiento eficiente de los recursos disponibles, contribuyendo a mejorar las condiciones de vida de la sociedad en general.

Considerando las directrices estratégicas, le permitirán el logro del objetivo planeado a largo plazo, optimizando en el marco de las políticas académicas, en los programas direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional.

Para ello su principal objetivo en el año 2006 es: consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Esta Institución dedicada a la Formación de Técnicos Superiores Universitarios en las menciones de: Entrenamiento Deportivo, Recursos Humanos, Mercadeo, Fisioterapia, Terapia Ocupacional, Enfermería Informática y Educación Preescolar; de excelencia, conforme a las exigencias de la sociedad productiva local, regional, nacional e internacional, tomando en consideración las orientaciones impartidas por el Ministerio de Educación Superior y por la Oficina Nacional de Presupuesto a estructurado la siguiente política presupuestaria:

Este Instituto espera recibir recursos para el ejercicio económico 2006 por el orden de Bs. 24.729,6 millones, distribuido de la siguiente manera: aporte del Ejecutivo Nacional por Bs. 24.567,6 millones, ingresos por actividades propias de Bs. 60,0 millones y se estima además la utilización del saldo inicial de Caja y Banco Bs. 102,0 millones para la cancelación de compromisos validamente contraídos de ejercicios anteriores, que por circunstancias ajenas no se pudieron pagarse en su debida oportunidad.

Tomando como base los recursos que se esperan obtener para el año 2006 y en atención a las necesidades de la Institución, el presupuesto equilibrado de gastos, totalizan la cantidad de Bs. 24.729,6 millones, lo cual se ha distribuido por partidas de la siguiente manera:

PARTIDAS	MILLONES DE Bs.
Gastos de Personal	14.322,2
Materiales, Suministros y mercancías	674,5
Servicios no Personales	1.879,2
Activos Reales	334,0
Transferencias	7.417,7
Disminución de Pasivo	102,0
Total	**24.729,6**

ESTRUCTURA PRESUPUESTARIA	MILLONES DE Bs.
Proyectos	12.005,2
Acciones Centralizadas	12.724,4
Total	**24.729,6**

La estimación de los recursos previstos estará orientados a atender los siguientes conceptos de gastos:

- Gastos del personal tanto activos como pasivos en sus componentes de sueldos, salarios, primas, compensaciones, bono vacacional y de fin de año, bono alimenticio, intereses sobre las prestaciones sociales y así como otros beneficios socios económicos contemplados en las diversas convenciones colectivas de trabajo vigentes.
- Adquirir los materiales e insumos necesarios para el desenvolvimiento normal de las actividades, tanto académicas como administrativas.
- La compra de equipos imprescindibles para poder llevar acabo las actividades académicas en concordancia con nueva tecnología.
- Cubrir los diversos beneficios estudiantiles, tales como becas comedor, ayudantías administrativas y académicas, servicios médicos, exámenes de laboratorios, servicios oftalmológicos, medicinas y las ayudas eventuales requeridas por los estudiantes de este Instituto, y actividades socio recreativo.
- Atender una matrícula estudiantil de 6.256 estudiantes aproximadamente, distribuidos en las diferentes carreras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**24.627.600.000**
Transferencias y Donaciones Corrientes	24.567.600.000
Del Sector Público	24.567.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	24.567.600.000
De la República	24.567.600.000
Rentas de la Propiedad	60.000.000
Intereses	60.000.000
Intereses Internos	60.000.000
Intereses por Depósitos	60.000.000
Fuentes Financieras	**102.000.000**
Disminución de la Inversión Financiera	102.000.000
Disminución de Otros Activos Financieros	102.000.000
Disminución de Disponibilidades	102.000.000
Disminución de Bancos	102.000.000
TOTAL	**24.729.600.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**24.293.600.000**
Gastos de Consumo	16.875.870.906
Remuneraciones	14.322.200.012
Sueldos, Salarios y Otras Retribuciones	4.824.994.585
Beneficios y Complementos de Sueldos y Salarios	5.351.133.263
Aportes Patronales	768.518.563
Prestaciones Sociales y Otras Indemnizaciones	1.257.643.641
Asistencia Socioeconómica	1.845.938.482
Otros Gastos de Personal	273.971.478
Bienes y Servicios	2.553.670.894
Bienes de Consumo	674.448.385
Servicios no Personales	1.879.222.509
Transferencias y Donaciones Corrientes	7.417.729.094
Al Sector Privado	7.417.729.094
Transferencias Corrientes al Sector Privado	7.417.729.094
Directas a Personas	7.417.729.094
Pensiones y Otros Beneficios Asociados	252.990.534
Jubilaciones y Otros Beneficios Asociados	7.164.738.560
Gastos de Capital	**334.000.000**
Inversión Real Directa	334.000.000
Formación Bruta de Capital Fijo	334.000.000
Edificios e Instalaciones	10.000.000
Maquinaria, Equipos y Otros Bienes Muebles	324.000.000
Aplicaciones Financieras	**102.000.000**
Disminución de Pasivos	102.000.000
Disminución de Cuentas y Efectos por Pagar	102.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	102.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	102.000.000
TOTAL	**24.729.600.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
C-001	Formación de Técnicos Superiores Universitarios en Administración Mención Mercadeo	Alumno Atendido	1.074		686.857.541			686.857.541
C-002	Formación de Técnicos Superiores Universitarios en Administración, Mención Recursos Humanos	Alumno Atendido	1.250		5.544.987.566			5.544.987.566
C-004	Formación de Técnicos Superiores Universitarios en Educación Mención Preescolar	Alumno Atendido	614		801.816.330			801.816.330
C-003	Formación de Técnicos Superiores en Informática	Alumno Atendido	856		729.220.047			729.220.047
C-005	Formación de Técnicos Superiores Universitarios en Educación Mención Deporte	Alumno Atendido	637		394.402.496			394.402.496
C-006	Formación de Técnicos Superiores Universitarios en Salud Mención Fisioterapia	Alumno Atendido	268		541.017.804			541.017.804
C-007	Formación de Técnicos Superiores en Salud Mención Enfermería	Alumno Atendido	339		585.525.053			585.525.053
C-008	Formación de Técnicos Superiores Universitarios en Salud Mención Terapia Ocupacional	Alumno Atendido	432		549.478.688			549.478.688
C-014	Atención Socioeconómica a los Estudiantes del Colegio Universitario de los Teques Cecilio Acosta	Alumno Atendido	6.297		1.434.950.000			1.434.950.000
C-009	Mantener y Fortalecer los Laboratorios	Mantenimiento	4		159.000.000			159.000.000
C-010	Dotación y Actualización de los Recursos Institucionales	Alumno Atendido	6.297		55.000.000			55.000.000
C-020	Remodelación y Adecuación de la Planta Física del CULTCA	Obra	4		203.000.000			203.000.000
C-021	Actualizar y Mantener los Bienes Muebles	Equipo	4		210.000.000			210.000.000
C-022	Fortalecer la Plataforma Informática	Plataforma / Equipos	10		45.000.000			45.000.000
C-018	Eventos y Protocolo	Eventos	5		64.994.475			64.994.475
	TOTAL				12.005.250.000			12.005.250.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	162.000.000	4.445.935.054			4.607.935.054
02	Gestión Administrativa		698.685.852			698.685.852
03	Previsión y Protección Social		7.417.729.094			7.417.729.094
	TOTAL	162.000.000	12.562.350.000			12.724.350.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**345**	**3.813.272.839**
Directivo	1	34.111.824
Profesional y Técnico	77	1.386.280.212
Administrativo	82	688.658.865
Docente	43	706.457.100
Obrero	142	997.764.838
Personal Fijo a Tiempo Parcial	**25**	**103.130.671**
Profesional y Técnico	5	48.074.300
Administrativo	1	3.851.411
Docente	19	51.204.960
Personal Contratado	**266**	**1.668.502.111**
Profesional y Técnico	11	139.381.495
Administrativo	7	37.578.300
Docente	248	1.491.542.316
TOTAL	636	5.584.905.621

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**169**	**4.244.854.824**
Jubilado	169	4.244.854.824
Administrativo	**2**	**15.312.396**
Profesional y Técnico	2	15.312.396
Pensionado	2	15.312.396
Obrero	**39**	**198.210.816**
Jubilado	39	198.210.816
TOTAL	210	4.458.378.036

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	14.322.200.012
4.02	Materiales, Suministros y Mercancías	674.448.385
4.03	Servicios no Personales	1.879.222.509
4.04	Activos Reales	334.000.000
4.07	Transferencias y Donaciones	7.417.729.094
4.11	Disminución de Pasivos	102.000.000
	TOTAL	24.729.600.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**24.627.600.000**
Transferencias y Donaciones Corrientes	24.567.600.000
Del Sector Público	24.567.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	24.567.600.000
De la República	24.567.600.000
Recursos Ordinarios	24.567.600.000
Rentas de la Propiedad	60.000.000
Intereses	60.000.000
Intereses Internos	60.000.000
Intereses por Depósitos	60.000.000
B. Gastos Corrientes	**24.293.600.000**
Gastos de Consumo	16.875.870.906
Remuneraciones	14.322.200.012
Sueldos, Salarios y Otras Retribuciones	4.824.994.585
Beneficios y Complementos de Sueldos y Salarios	5.351.133.263
Aportes Patronales	768.518.563
Prestaciones Sociales y Otras Indemnizaciones	1.257.643.641
Asistencia Socioeconómica	1.845.938.482
Otros Gastos de Personal	273.971.478
Bienes y Servicios	2.553.670.894
Bienes de Consumo	674.448.385
Servicios no Personales	1.879.222.509
Transferencias y Donaciones Corrientes	7.417.729.094
Al Sector Privado	7.417.729.094
Transferencias Corrientes al Sector Privado	7.417.729.094
Directas a Personas	7.417.729.094
Pensiones y Otros Beneficios Asociados	252.990.534
Jubilaciones y Otros Beneficios Asociados	7.164.738.560
C. Resultado Económico:Ahorro	**334.000.000**
II. Cuenta Capital	
A. Ingresos de Capital	**334.000.000**
Recursos Propios de Capital	334.000.000
Ahorro en la Cuenta Corriente	334.000.000
B. Gastos de Capital	**334.000.000**
Inversión Real Directa	334.000.000
Formación Bruta de Capital Fijo	334.000.000
Edificios e Instalaciones	10.000.000
Maquinaria, Equipos y Otros Bienes Muebles	324.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**102.000.000**
Disminución de la Inversión Financiera	102.000.000
Disminución de Otros Activos Financieros	102.000.000
Disminución de Disponibilidades	102.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Bancos	102.000.000
B. Aplicaciones Financieras	**102.000.000**
Disminución de Pasivos	102.000.000
Disminución de Cuentas y Efectos por Pagar	102.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	102.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	102.000.000

A0011

Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)

SERVICIO AUTÓNOMO OFICINAS TÉCNICAS DEL CONSEJO NACIONAL DE UNIVERSIDADES (CNU)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Política Presupuestaria del Servicio Autónomo Consejo Nacional de Universidades, para el ejercicio fiscal 2006, se enmarca dentro de las disposiciones legales establecidas y se adecua a los lineamientos generales que en materia presupuestaria impartió la Oficina Nacional de Presupuesto.

El Servicio Autónomo Consejo Nacional de Universidades es el órgano encargado de dirigir, organizar, controlar y evaluar la elaboración y ejecución de planes, programas y proyectos académicos y administrativos de las Universidades Nacionales. Asimismo, le corresponde asesorar a las Universidades Nacionales en el proceso de elaboración y ejecución de los presupuestos universitarios y de los planes operativos y estratégicos, a cuyo efecto prepara las políticas de ingresos y gastos, instrumentos y formularios que sirven de guía en el desarrollo de estas actividades manteniendo una vinculación con los organismos gubernamentales.

De igual modo, cumpliendo con lo establecido en la Ley de Universidades es responsable de la coordinación de las relaciones de las Universidades entre sí y con el resto del sistema educativo, armonizando sus planes docentes, culturales y científicos, así como la planificación de su desarrollo de acuerdo con las necesidades del país.

Es competencia del Servicio Autónomo Consejo Nacional de Universidades la coordinación, asesoramiento y evaluación de los proyectos de creación de Universidades y Carreras, analizando los proyectos propuestos tanto en su factibilidad como en su planta física, para lo cual elabora la normatividad y los lineamientos generales para la evaluación de la planta física universitaria, así como la factibilidad de ejecución de los recursos para infraestructura y equipamiento de las instituciones que así lo soliciten.

El Servicio Autónomo Consejo Nacional de Universidades, para cumplir con los objetivos previstos para el año 2006, se basará en las siguientes fuentes de financiamiento:

- Aporte del Ejecutivo Nacional a través del Ministerio de Educación Superior
- Disminución de Caja y Banco
- Ingresos propios
- Otros Ingresos

Con el objeto de garantizar la ejecución coherente de los proyectos con los lineamientos políticos expresados en el Plan de desarrollo Económico y Social de la Nación 2001-2007, la política presupuestaria del Servicio Autónomo Consejo Nacional de Universidades se enmarca en los siguientes proyectos:

Sistema de Evaluación y Acreditación de las Universidades

El sistema de evaluación y acreditación tiene como objetivo la evaluación de las universidades y sus programas en las fases de creación, funcionamiento y desarrollo, y en la fase de logros y resultados. Para lo cual durante el ejercicio fiscal 2006, desarrollará estándares institucionales de las Universidades y sus programas, con el objeto de simplificar los instructivos para la creación o modificación de programas, reduciendo el tiempo de evaluación de los mismos.

Sistema de Asignación, Seguimiento y Control Presupuestario

Tiene como objetivo determinar técnicamente los recursos necesarios para un funcionamiento cabal de las universidades, que considere el desempeño institucional para la asignación de los recursos adicionales, incorporando instrumentos de evaluación de la efectividad y la eficiencia en la gestión de los recursos financieros del sector.

Para el ejercicio fiscal 2006 se realizarán las siguientes acciones:

Postgrados y Unidades de Investigación, tendente al fortalecimiento y vinculación de los programas de postgrado con las unidades de investigación activas y productivas, financiando la dotación de insumos básicos dirigidos a aquellas unidades de investigación que acepten estudiantes tesistas y de los proyectos de tesis doctorales.

De igual modo, se propone elevar el número de docentes universitarios con estudios de doctorado, mediante la dotación de bibliotecas y creación de salas de computación con acceso a Internet, que asegure la dotación básica de los recursos bibliográficos indispensables para el desempeño de las actividades académicas de pregrado de las universidades. Así como, la creación de centros que permitan en el ámbito académico el manejo de las herramientas básicas de computación y el uso de internet para todos aquellos estudiantes universitarios, principalmente los de bajos recursos, a fin de garantizar la equidad en el desempeño y prosecución.

Hacia el logro de esta acción, se realizarán las siguientes actividades:

- Dotar y consolidar la demanda de libros de texto de las bibliotecas universitarias.
- Extender el programa de dotación de recursos bibliográficos a los Institutos y Colegios Universitarios que atienden matrículas de 1° a 6° semestres.
- Definir estándares y lineamientos estratégicos para lograr una mayor eficiencia en la prestación de servicios bibliotecarios de calidad a la comunidad universitaria.
- Diseñar cursos para la capacitación del personal que atiende las bibliotecas en los Institutos y Colegios Universitarios..
- Realizar la evaluación al Plan de Dotación de libros de texto.
- Dotar salas de computación con acceso a internet.
- Capacitar a docentes y empleados en el uso de multimedia.

Programa Nacional de Orientación Profesional

- Este proyecto tiene como propósito fundamental explorar la vocación de los estudiantes y brindarles de acuerdo a ésta orientación acerca de las diferentes profesiones, en cuanto a duración de la carrera, tiempo de dedicación a la misma y ámbitos de empleo.

Para lo cual se realizarán los siguientes objetivos:

- Implantar la Prueba de Exploración Vocacional en el Programa Nacional de Admisión.
- Estimular el desarrollo de programas regionales sobre oportunidades de estudio y el proceso de admisión.
- Fortalecer los procesos automatizados y la plataforma tecnológica del programa nacional de admisión.
- Equidad en el acceso y optimización del Desempeño de los estudiantes

Proyecto destinado a elevar la tasa de ingreso a las instituciones de educación superior de aquellos estudiantes pertenecientes a sectores económicos y socialmente desfavorecidos, proveyéndolos de auxilios financieros, que no sólo les permitan ingresar a educación superior, sino continuar sus estudios. Para lo cual se tiene previsto implantar el Programa de Asesorías Académicas para los becarios OPSU, en las instituciones seleccionadas.

Formación de Recursos Humanos a nivel de Educación Superior

Tiene como finalidad organizar, analizar y generar información relevante, actualizada confiable y oportuna del subsistema de educación superior, entre sus objetivos destacan:

- Promover en las instituciones de educación superior la realización de nuevos estudios de demanda a nivel regional, a fin de conocer las necesidades de formación y perfiles profesionales por región.

Sistema Nacional de Admisión

Con la finalidad de mejorar el instrumento utilizado para la selección de los estudiantes, se realizarán en el ejercicio fiscal 2006 las siguientes acciones:

- Implantar la sub-prueba de habilidades y contenidos matemáticos.
- Conformar el banco de preguntas de la sub-prueba.
- Estructurar un sistema de generación automatizada de pruebas.
- Diseñar un sistema de asignación de puntuaciones a la Prueba de Aptitud Académica.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**2.128.230.182.000**
Transferencias y Donaciones Corrientes	2.121.980.182.000
Del Sector Público	2.121.980.182.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.121.980.182.000
De la República	2.121.980.182.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.750.000.000
Venta de Otros Bienes y Servicios	2.750.000.000
Rentas de la Propiedad	3.500.000.000
Intereses	3.500.000.000
Intereses Internos	3.500.000.000
Intereses por Depósitos	3.500.000.000
Fuentes Financieras	**295.497.710.000**
Disminución de la Inversión Financiera	295.497.710.000
Disminución de Otros Activos Financieros	295.497.710.000
Disminución de Disponibilidades	295.497.710.000
Disminución de Bancos	295.497.710.000
TOTAL	**2.423.727.892.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**2.126.809.313.000**
Gastos de Consumo	53.889.137.662
Remuneraciones	31.398.896.800
Sueldos, Salarios y Otras Retribuciones	4.817.957.000
Beneficios y Complementos de Sueldos y Salarios	16.572.777.700
Aportes Patronales	821.482.000
Prestaciones Sociales y Otras Indemnizaciones	1.551.693.400
Asistencia Socioeconómica	3.844.120.100
Otros Gastos de Personal	3.790.866.600
Bienes y Servicios	22.490.240.862
Bienes de Consumo	1.319.344.862
Servicios no Personales	21.170.896.000
Transferencias y Donaciones Corrientes	2.072.920.175.338
Al Sector Privado	49.623.363.019
Transferencias Corrientes al Sector Privado	26.146.540.019
Directas a Personas	26.146.540.019
Pensiones y Otros Beneficios Asociados	218.414.500
Jubilaciones y Otros Beneficios Asociados	621.281.500
Otras Transferencias Directas a Personas	25.306.844.019
Donaciones Corrientes al Sector Privado	23.476.823.000
Donaciones a Instituciones sin Fines de Lucro	23.476.823.000
Al Sector Público	2.023.296.812.319
Transferencias Corrientes al Sector Público	1.995.094.269.319
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	1.995.094.269.319
Donaciones Corrientes al Sector Público	28.202.543.000
A los Entes Descentralizados sin Fines Empresariales	28.202.543.000
Gastos de Capital	**1.420.869.000**
Inversión Real Directa	1.420.869.000
Formación Bruta de Capital Fijo	1.420.869.000
Maquinaria, Equipos y Otros Bienes Muebles	1.420.869.000
Aplicaciones Financieras	**295.497.710.000**
Disminución de Pasivos	295.497.710.000
Disminución de Cuentas y Efectos por Pagar	1.127.300.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.127.300.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	45.300.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.082.000.000
Disminución de Otros Pasivos	294.370.410.000
Disminución de Otros Pasivos a Corto Plazo	26.620.000
Disminución de Obligaciones de Ejercicios Anteriores	294.343.790.000
TOTAL	**2.423.727.892.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
1	Todos Pensamos Todos Aprendemos	Estudio	121		2.387.628.019			2.387.628.019
2	Estrategia y Política Comunicacional en Educación Superior	Publicación	89		2.394.789.000			2.394.789.000
3	Evaluación de Programas de Postgrado que Presentan las Instituciones de Educación Superior	Certificado	260		1.233.363.000			1.233.363.000
4	Equidad Transparencia y Eficiencia en los Procesos de Planificación, Formulación y Control del Presupuesto de las Universidades Nacionales	Informe Técnico	196	279.124.531.000	2.012.397.018.319			2.291.521.549.319
5	Evaluación de Estudios de Factibilidad a las Solicitudes de Creación de Universidades y Programas Académicos	Inspección	424		629.952.000			629.952.000
6	Pertinencia de la Educación Superior frente a las Necesidades de la Formación de Talento Humano en el Marco Estratégico de la Nación	Investigación	7		666.169.000			666.169.000
7	Equidad y Calidad en el Ingreso de Estudiantes a la Educación Superior Venezolana	Aspirante	765.220	17.750.000.000	26.235.617.000			43.985.617.000
8	Adecuación de la Infraestructura de las Instituciones de Educación Superior	Informe Técnico	456		24.754.787.000			24.754.787.000
9	Administración de la Información Estadística y Documental en el Sector de Educación Superior	Boletín	405		16.355.915.000			16.355.915.000
10	Modernización y Adecuación de la Tecnología de la Información en el Sistema de Educación Superior	Asistencia Técnica	918		11.725.212.000			11.725.212.000
11	Transparencia, Participación y Difusión de las Sesiones del Consejo Nacional de Universidades	Resolución	15	172.391.000	5.150.831.662			5.323.222.662
	TOTAL			297.048.922.000	2.103.931.282.000			2.400.978.204.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	3.500.000.000	14.527.248.000			18.027.248.000
02	Gestión Administrativa	1.200.788.000	2.821.361.000			4.022.149.000
03	Previsión y Protección Social		700.291.000			700.291.000
	TOTAL	4.700.788.000	18.048.900.000			22.749.688.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**411**	**3.082.041.691**
Directivo	29	392.759.388
Profesional y Técnico	235	1.875.067.676
Administrativo	92	458.201.944
Obrero	55	356.012.683
Personal Contratado	**56**	**795.511.416**
Profesional y Técnico	56	795.511.416
TOTAL	**467**	**3.877.553.107**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**34**	**168.245.666**
Jubilado	24	126.649.387
Pensionado	10	41.596.279
Obrero	**2**	**7.709.640**
Jubilado	2	7.709.640
TOTAL	**36**	**175.955.306**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	31.398.896.800
4.02	Materiales, Suministros y Mercancías	1.319.344.862
4.03	Servicios no Personales	21.170.896.000
4.04	Activos Reales	1.420.869.000
4.07	Transferencias y Donaciones	2.072.920.175.338
4.11	Disminución de Pasivos	295.497.710.000
	TOTAL	**2.423.727.892.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.128.230.182.000**
Transferencias y Donaciones Corrientes	2.121.980.182.000
Del Sector Público	2.121.980.182.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.121.980.182.000
De la República	2.121.980.182.000
Recursos Ordinarios	2.121.980.182.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.750.000.000
Venta de Otros Bienes y Servicios	2.750.000.000
Rentas de la Propiedad	3.500.000.000
Intereses	3.500.000.000
Intereses Internos	3.500.000.000
Intereses por Depósitos	3.500.000.000
B. Gastos Corrientes	**2.126.809.313.000**
Gastos de Consumo	53.889.137.662
Remuneraciones	31.398.896.800
Sueldos, Salarios y Otras Retribuciones	4.817.957.000
Beneficios y Complementos de Sueldos y Salarios	16.572.777.700
Aportes Patronales	821.482.000
Prestaciones Sociales y Otras Indemnizaciones	1.551.693.400
Asistencia Socioeconómica	3.844.120.100
Otros Gastos de Personal	3.790.866.600
Bienes y Servicios	22.490.240.862
Bienes de Consumo	1.319.344.862
Servicios no Personales	21.170.896.000
Transferencias y Donaciones Corrientes	2.072.920.175.338
Al Sector Privado	49.623.363.019
Transferencias Corrientes al Sector Privado	26.146.540.019
Directas a Personas	26.146.540.019
Pensiones y Otros Beneficios Asociados	218.414.500
Jubilaciones y Otros Beneficios Asociados	621.281.500
Otras Transferencias Directas a Personas	25.306.844.019
Donaciones Corrientes al Sector Privado	23.476.823.000
Donaciones a Instituciones sin Fines de Lucro	23.476.823.000
Al Sector Público	2.023.296.812.319
Transferencias Corrientes al Sector Público	1.995.094.269.319
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	1.995.094.269.319
Donaciones Corrientes al Sector Público	28.202.543.000
A los Entes Descentralizados sin Fines Empresariales	28.202.543.000
C. Resultado Económico: Ahorro	**1.420.869.000**
II. Cuenta Capital	
A. Ingresos de Capital	**1.420.869.000**
Recursos Propios de Capital	1.420.869.000
Ahorro en la Cuenta Corriente	1.420.869.000
B. Gastos de Capital	**1.420.869.000**
Inversión Real Directa	1.420.869.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Formación Bruta de Capital Fijo	1.420.869.000
Maquinaria, Equipos y Otros Bienes Muebles	1.420.869.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**295.497.710.000**
Disminución de la Inversión Financiera	295.497.710.000
Disminución de Otros Activos Financieros	295.497.710.000
Disminución de Disponibilidades	295.497.710.000
Disminución de Bancos	295.497.710.000
B. Aplicaciones Financieras	**295.497.710.000**
Disminución de Pasivos	295.497.710.000
Disminución de Cuentas y Efectos por Pagar	1.127.300.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.127.300.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	45.300.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.082.000.000
Disminución de Otros Pasivos	294.370.410.000
Disminución de Otros Pasivos a Corto Plazo	26.620.000
Disminución de Obligaciones de Ejercicios Anteriores	294.343.790.000

A0026
Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA JACINTO NAVARRO VALLENILLA, CARÚPANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, es una institución educativa, cuya misión es la de formar Técnicos Superiores Universitarios de alta calidad que contribuyan con el desarrollo sustentable de la región Carúpano-Paria y del país, a través de actividades académicas, de investigación, extensión y producción. La institución promueve y organiza la educación permanente para el fortalecimiento de las potencialidades humanas y ciudadanas del individuo.

Entre sus objetivos se destacan:

- Desarrollar en el individuo una actitud critica ante los problemas de la sociedad contemporánea y suministrarle los instrumentos, conceptuales básicos que le permitan afrontar con éxito los futuros retos profesionales que la dinámica socio-económica le exija.
- Dirigir proyectos que conduzcan al proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado al proceso acelerado de transformación.
- Realizar proyectos de investigación, atendiendo las necesidades de requerimientos regionales y nacionales del sistema productivo y económico del medio social.
- Consolidarse como una institución promotora en la concepción y adaptación de innovaciones tecnológicas de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientados y operativizados por los proyectos estratégicos contenidos en el Plan de Desarrollo Institucional.

Esta casa de estudio, para el año 2006 ofrecerá los servicios estudiantiles de comedor, transporte, biblioteca, servicios médicos odontológicos, ayudantías y orientación, esperando brindar asistencia integral a 1.200 estudiantes.

Igualmente contempla atender una matrícula estudiantil de 7.267 alumnos en las áreas de conocimiento impartida en la Institución, así mismo llevará a cabo 10 jornadas para el fortalecimiento de la insvestigación.

El Instituto contempla recursos para las actividades académicas y administrativas por Bs. 23.696,9 millones, de los cuales Bs. 13.786,4 millones se destinaran a los Proyectos y Bs. 9.910,5 millones a las Acciones Centralizadas.

Es importante destacar que el aporte del Ministerio de Educación Superior (Bs. 23.429,9 millones), financiará el 98,8% del presupuesto global del Instituto.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**23.496.900.000**
Transferencias y Donaciones Corrientes	23.429.900.000
Del Sector Público	23.429.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	23.429.900.000
De la República	23.429.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	55.000.000
Venta de Otros Bienes y Servicios	55.000.000
Ingresos de Operación	12.000.000
Ingresos Financieros de Instituciones Financieras	12.000.000
Fuentes Financieras	**200.000.000**
Disminución de la Inversion Financiera	200.000.000
Disminución de Otros Activos Financieros	200.000.000
Disminución de Disponibilidades	200.000.000
Disminución de Caja	200.000.000
TOTAL	**23.696.900.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**23.036.069.832**
Gastos de Consumo	18.922.273.981
Remuneraciones	17.056.596.858
Sueldos, Salarios y Otras Retribuciones	5.438.702.221
Beneficios y Complementos de Sueldos y Salarios	7.370.629.175
Aportes Patronales	734.134.231
Prestaciones Sociales y Otras Indemnizaciones	1.061.205.456
Asistencia Socioeconómica	2.069.774.223
Otros Gastos de Personal	382.151.552
Bienes y Servicios	1.865.677.123
Bienes de Consumo	691.849.423
Servicios no Personales	1.173.827.700
Transferencias y Donaciones Corrientes	4.113.795.851
Al Sector Privado	4.113.795.851
Transferencias Corrientes al Sector Privado	4.113.795.851
Directas a Personas	4.113.795.851
Pensiones y Otros Beneficios Asociados	32.362.760
Jubilaciones y Otros Beneficios Asociados	3.765.933.091
Otras Transferencias Directas a Personas	315.500.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**460.830.168**
Inversion Real Directa	460.830.168
Formación Bruta de Capital Fijo	460.830.168
Edificios e Instalaciones	70.000.000
Maquinaria, Equipos y Otros Bienes Muebles	382.830.168
Bienes Preexistentes	8.000.000
Aplicaciones Financieras	**200.000.000**
Disminución de Pasivos	200.000.000
Disminución de Cuentas y Efectos por Pagar	200.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	200.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	100.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	100.000.000
TOTAL	**23.696.900.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A026001	Elevar la Calidad de la Docencia	Alumno Atendido	7.267		12.280.347.938			12.280.347.938
A026002	Asistencia Integral al Estudiante a los Fines de Mejorar su Desempeño	Ayuda	1.200		728.967.447			728.967.447
A026003	Garantizar y Fortalecer la Investigación	Jornada	10		53.994.250			53.994.250
A026004	Garantizar y Fortalecer la Extensión y Producción Universitaria	Actividad	16		227.487.950			227.487.950
A026005	Fortalecer la Planta Física de la Institución	Proyecto	15		190.930.000			190.930.000
A026006	Mantenimiento y Resguardo de Bienes Muebles	Mantenimiento	40		247.101.668			247.101.668
A026007	Informatización de los Procesos Administrativos y Académico Basados en la Aplicación de Nuevas Tecnología	Proyecto	2		38.353.555			38.353.555
A026008	Apoyo Institucional al Programa Misión Sucre	Actividad	6		19.217.192			19.217.192
	TOTAL				13.786.400.000			13.786.400.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		5.014.501.720			5.014.501.720
02	Gestión Administrativa	267.000.000	830.702.429			1.097.702.429
03	Previsión y Protección Social		3.798.295.851			3.798.295.851
	TOTAL	267.000.000	9.643.500.000			9.910.500.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**521**	**6.212.796.799**
Directivo	3	141.267.556
Profesional y Técnico	100	1.673.959.088
Administrativo	64	532.470.798
Docente	191	2.675.316.349
Obrero	163	1.189.783.008
Personal Fijo a Tiempo Parcial	**24**	**148.966.201**
Profesional y Técnico	2	18.594.997
Docente	22	130.371.204
Personal Contratado	**72**	**522.622.796**
Profesional y Técnico	1	10.575.828
Administrativo	18	98.360.688
Docente	44	363.849.264
Obrero	9	49.837.016
TOTAL	**617**	**6.884.385.796**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**81**	**2.011.381.800**
Jubilado	80	1.994.223.624
Pensionado	1	17.158.176
Obrero	**49**	**306.972.528**
Jubilado	48	302.969.352
Pensionado	1	4.003.176
TOTAL	**130**	**2.318.354.328**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	17.056.596.858
4.02	Materiales, Suministros y Mercancías	691.849.423
4.03	Servicios no Personales	1.173.827.700
4.04	Activos Reales	460.830.168
4.07	Transferencias y Donaciones	4.113.795.851
4.11	Disminución de Pasivos	200.000.000
	TOTAL	**23.696.900.000**

CAPITULO III
CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**23.496.900.000**
Transferencias y Donaciones Corrientes	23.429.900.000
Del Sector Público	23.429.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	23.429.900.000
De la República	23.429.900.000
Recursos Ordinarios	23.429.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	55.000.000
Venta de Otros Bienes y Servicios	55.000.000
Ingresos de Operación	12.000.000
Ingresos Financieros de Instituciones Financieras	12.000.000
B. Gastos Corrientes	**23.036.069.832**
Gastos de Consumo	18.922.273.981
Remuneraciones	17.056.596.858
Sueldos, Salarios y Otras Retribuciones	5.438.702.221
Beneficios y Complementos de Sueldos y Salarios	7.370.629.175
Aportes Patronales	734.134.231
Prestaciones Sociales y Otras Indemnizaciones	1.061.205.456
Asistencia Socioeconómica	2.069.774.223
Otros Gastos de Personal	382.151.552
Bienes y Servicios	1.865.677.123
Bienes de Consumo	691.849.423
Servicios no Personales	1.173.827.700
Transferencias y Donaciones Corrientes	4.113.795.851
Al Sector Privado	4.113.795.851
Transferencias Corrientes al Sector Privado	4.113.795.851
Directas a Personas	4.113.795.851
Pensiones y Otros Beneficios Asociados	32.362.760
Jubilaciones y Otros Beneficios Asociados	3.765.933.091
Otras Transferencias Directas a Personas	315.500.000
C. Resultado Económico:Ahorro	**460.830.168**
II. Cuenta Capital	
A. Ingresos de Capital	**460.830.168**
Recursos Propios de Capital	460.830.168
Ahorro en la Cuenta Corriente	460.830.168
B. Gastos de Capital	**460.830.168**
Inversion Real Directa	460.830.168
Formación Bruta de Capital Fijo	460.830.168
Edificios e Instalaciones	70.000.000
Maquinaria, Equipos y Otros Bienes Muebles	382.830.168
Bienes Preexistentes	8.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**200.000.000**
Disminución de la Inversion Financiera	200.000.000
Disminución de Otros Activos Financieros	200.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Disponibilidades	200.000.000
Disminución de Caja	200.000.000
B. Aplicaciones Financieras	**200.000.000**
Disminución de Pasivos	200.000.000
Disminución de Cuentas y Efectos por Pagar	200.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	200.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	100.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	100.000.000

INSTITUTO UNIVERSITARIO EXPERIMENTAL DE TECNOLOGÍA ANDRÉS ELOY BLANCO-BARQUISIMETO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología Andrés Eloy Blanco (IUETAEB) es una institución cuyo objetivo fundamental es el de formar Técnicos Superiores Universitarios preparados, en las especialidades que se administran: Turismo, Hotelería, Control de Calidad, Higiene y Seguridad Industrial, Deportes, Contaduría, Mercadotecnia y Información y Documentación.

Para el año 2006 siguiendo los lineamientos del Ministerio de Educación Superior, se presenta el presupuesto por proyectos direccionado a cumplir con las principales necesidades de la Institución, enfocado en las políticas del Gobierno Nacional, en la inclusión al sistema de educación superior a la población de menos recursos de la región como también el apoyo a las misiones, desarrollar actividades de extensión de investigación atendiendo a las necesidades de la comunidad y de la región.

Para la estimación de las asignaciones y distribución del aporte presupuestario para el año 2006 y en atención a las prioridades establecidas por la institución, el presupuesto equilibrado de gasto del IUETAEB se distribuyó por proyectos y acciones centralizadas.

Actualmente la Institución presenta 19 proyectos, los cuales desarrollara en el ejercicio económico 2006, enmarcados en las Políticas Institucionales y Objetivos Estratégicos del Ejecutivo Nacional para así garantizar el normal funcionamiento de las actividades académicas, administrativas, de extensión y de investigación cumpliendo con las acciones y metas establecidas en el Plan Operativo de la Institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**32.174.900.000**
Transferencias y Donaciones Corrientes	31.986.900.000
Del Sector Público	31.986.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	31.986.900.000
De la República	31.986.900.000
Ingresos de Operación	122.000.000
Otros Ingresos de Operación	122.000.000
Rentas de la Propiedad	66.000.000
Intereses	66.000.000
Intereses Internos	66.000.000
Intereses por Depósitos	66.000.000
Ingresos de Capital	**92.771.104**
Recursos Propios de Capital	92.771.104
Incremento de la Depreciación y Amortización Acumuladas	92.771.104
Fuentes Financieras	**280.000.000**
Disminución de la Inversion Financiera	280.000.000
Disminución de Otros Activos Financieros	280.000.000
Disminución de Disponibilidades	280.000.000
Disminución de Bancos	280.000.000
TOTAL	**32.547.671.104**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**31.236.881.066**
Gastos de Consumo	22.131.838.384
Remuneraciones	18.867.610.026
Sueldos, Salarios y Otras Retribuciones	6.936.737.215
Beneficios y Complementos de Sueldos y Salarios	8.156.589.869
Aportes Patronales	811.339.986
Prestaciones Sociales y Otras Indemnizaciones	1.050.685.510
Asistencia Socioeconómica	1.720.647.016
Otros Gastos de Personal	191.610.430
Bienes y Servicios	3.171.457.254
Bienes de Consumo	635.645.362
Servicios no Personales	2.535.811.892
Depreciación y Amortización	92.771.104
Transferencias y Donaciones Corrientes	9.105.042.682
Al Sector Privado	9.105.042.682
Transferencias Corrientes al Sector Privado	9.105.042.682
Directas a Personas	9.105.042.682
Pensiones y Otros Beneficios Asociados	316.689.430
Jubilaciones y Otros Beneficios Asociados	8.088.853.252
Otras Transferencias Directas a Personas	699.500.000
Gastos de Capital	**1.030.790.038**
Inversion Real Directa	1.030.790.038
Formación Bruta de Capital Fijo	1.030.790.038
Edificios e Instalaciones	53.472.508
Maquinaria, Equipos y Otros Bienes Muebles	967.317.530
Bienes Preexistentes	10.000.000
Aplicaciones Financieras	**280.000.000**
Disminución de Pasivos	280.000.000
Disminución de Cuentas y Efectos por Pagar	280.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	280.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	117.910.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	25.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	117.090.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	20.000.000
TOTAL	**32.547.671.104**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
00aeb01	Formación de Técnicos Superiores en Contaduría	Alumno Atendido	460		1.070.003.368			1.070.003.368
00aeb02	Formación de Técnicos Superiores Universitarios en Control de Calidad	Alumno Atendido	760		930.414.548			930.414.548
00aeb03	Formación de Técnicos Superiores en Higiene y Seguridad Industrial	Alumno	880		912.483.840			912.483.840
00aeb04	Formación de Técnicos Superiores en Hotelería	Alumno Atendido	315		318.248.519			318.248.519
00aeb05	Formación de Técnicos Superiores en Turismo	Alumno Atendido	450		284.128.311			284.128.311
00aeb06	Formación de Técnicos Superiores Universitarios en Deportes	Alumno Atendido	520		716.551.553			716.551.553
00aeb08	Formación de Técnico Superior en Información y Documentación	Alumno Atendido	520		423.580.075			423.580.075
00aeb11	Formación Basica y General de ITécnicos Superiores Universitario del Iuetaeb	Alumno Atendido	100		3.562.190.155			3.562.190.155
00aeb07	Formación de Técnicos Superiores en Mercadotecnia	Alumno Atendido	1.287		610.497.678			610.497.678
00aeb14	Fortalecimiento de la Unidad de Tecnología Educativa	Dotación	1		22.000.000			22.000.000
00aeb10	Actividades Académicas de Apoyo a la Formación del Tsu	Alumno Atendido	7.000		5.839.985.397			5.839.985.397
00aeb15	Atención Integral al Estudiante del Iuetaeb	Alumno Atendido	4.240	188.000.000	2.258.296.753			2.446.296.753
00aeb16	Reparar y Acondicionar Espacio Físico de la Institución	Metro Cuadrado	910		77.238.885			77.238.885
00aeb12	Apoyo Administrativo y Docente a la Misión Sucre	Informe	2		70.000.000			70.000.000
00aeb19	Ejecutar Proyecto de Construcción	Construcción	7		19.472.508			19.472.508
00aeb20	Consolidación de la Intranet del Iuetaeb	Conexión	400		140.931.530			140.931.530
00aeb21	Fortalecimiento de la Plataforma Tecnológica de los Servicios Académicos Administrativo del Iueateb	Servicio	6		111.200.000			111.200.000
00aeb25	Calidad Educativa y Trascendencia Institucional - Creación y Producción de Investigación	Taller / Curso	165		497.336.363			497.336.363
00aeb26	Extensión, Cultura y Deporte	Reunión, Foro, Conferencia	30		294.840.517			294.840.517
	TOTAL			188.000.000	18.159.400.000			18.347.400.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.453.445.601			3.453.445.601
02	Gestión Administrativa	372.771.104	1.968.511.717			2.341.282.821
03	Previsión y Protección Social		8.405.542.682			8.405.542.682
	TOTAL	372.771.104	13.827.500.000			14.200.271.104

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**442**	**6.451.534.657**
Directivo	2	60.559.872
Profesional y Técnico	67	1.178.629.800
Administrativo	83	667.302.133
Docente	206	3.913.266.952
Obrero	84	631.775.900
Personal Fijo a Tiempo Parcial	**4**	**37.637.497**
Profesional y Técnico	4	37.637.497
Personal Contratado	**238**	**1.730.849.178**
Profesional y Técnico	29	402.641.069
Administrativo	59	340.378.881
Docente	139	918.153.852
Obrero	11	69.675.376
TOTAL	**684**	**8.220.021.332**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Cargos 2006	Presupuesto 2006
Docente	**174**	**4.895.984.820**
Jubilado	162	4.731.458.520
Pensionado	12	164.526.300
Administrativo	**6**	**40.647.189**
Profesional y Técnico	4	29.636.517
Pensionado	4	29.636.517
Apoyo	2	11.010.672
Pensionado	2	11.010.672
Obrero	**39**	**229.288.776**
Jubilado	38	226.683.108
Pensionado	1	2.605.668
TOTAL	**219**	**5.165.920.785**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	18.867.610.026
4.02	Materiales, Suministros y Mercancías	635.645.362
4.03	Servicios no Personales	2.535.811.892
4.04	Activos Reales	1.030.790.038
4.07	Transferencias y Donaciones	9.105.042.682
4.08	Otros Gastos	92.771.104
4.11	Disminución de Pasivos	280.000.000
	TOTAL	**32.547.671.104**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**32.174.900.000**
Transferencias y Donaciones Corrientes	31.986.900.000
Del Sector Público	31.986.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	31.986.900.000
De la República	31.986.900.000
Recursos Ordinarios	31.986.900.000
Ingresos de Operación	122.000.000
Otros Ingresos de Operación	122.000.000
Rentas de la Propiedad	66.000.000
Intereses	66.000.000
Intereses Internos	66.000.000
Intereses por Depósitos	66.000.000
B. Gastos Corrientes	**31.236.881.066**
Gastos de Consumo	22.131.838.384
Remuneraciones	18.867.610.026
Sueldos, Salarios y Otras Retribuciones	6.936.737.215
Beneficios y Complementos de Sueldos y Salarios	8.156.589.869
Aportes Patronales	811.339.986
Prestaciones Sociales y Otras Indemnizaciones	1.050.685.510
Asistencia Socioeconómica	1.720.647.016
Otros Gastos de Personal	191.610.430
Bienes y Servicios	3.171.457.254
Bienes de Consumo	635.645.362
Servicios no Personales	2.535.811.892
Depreciación y Amortización	92.771.104
Transferencias y Donaciones Corrientes	9.105.042.682
Al Sector Privado	9.105.042.682
Transferencias Corrientes al Sector Privado	9.105.042.682
Directas a Personas	9.105.042.682
Pensiones y Otros Beneficios Asociados	316.689.430
Jubilaciones y Otros Beneficios Asociados	8.088.853.252
Otras Transferencias Directas a Personas	699.500.000
C. Resultado Económico:Ahorro	**938.018.934**
II. Cuenta Capital	
A. Ingresos de Capital	**1.030.790.038**
Recursos Propios de Capital	1.030.790.038
Ahorro en la Cuenta Corriente	938.018.934
Incremento de la Depreciación y Amortización Acumuladas	92.771.104
B. Gastos de Capital	**1.030.790.038**
Inversion Real Directa	1.030.790.038
Formación Bruta de Capital Fijo	1.030.790.038
Edificios e Instalaciones	53.472.508
Maquinaria, Equipos y Otros Bienes Muebles	967.317.530
Bienes Preexistentes	10.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
A. Fuentes Financieras	**280.000.000**
Disminución de la Inversion Financiera	280.000.000
Disminución de Otros Activos Financieros	280.000.000
Disminución de Disponibilidades	280.000.000
Disminución de Bancos	280.000.000
B. Aplicaciones Financieras	**280.000.000**
Disminución de Pasivos	280.000.000
Disminución de Cuentas y Efectos por Pagar	280.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	280.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	117.910.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	25.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	117.090.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	20.000.000

A0028

Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA "DR. FEDERICO RIVERO PALACIO", REGIÓN CAPITAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología Dr. Federico Rivero Palacio, Región Capital, (IUTRC), se crea el 06 de enero de 1971, como la primera institución en su genero en el país, con el propósito de responder a la urgente necesidad de formar recursos humanos a nivel universitario con la sólida preparación teórica y técnica, que actuaran como profesionales a nivel superior altamente calificados, además de participar como fuente activa de adaptación y generación de tecnología, también actuando como ente multiplicador en el proceso productivo planteándose un verdadero reto al sistema de educación superior venezolano. Tomando como base el modelo francés y adaptándolo a la realidad venezolana, el Instituto Universitario de Tecnología Región Capital Dr. Federico Rivero Palacio inicia sus actividades como centro piloto del país.

Desde tal perspectiva el desarrollo del Instituto se fundamenta en la misión y visión de futuro para alcanzar los objetivos, donde interactúan todos los miembros (docentes, administrativos, obreros y estudiantes), en un clima organizacional con elevados valores éticos y morales, la evolución institucional en sus casi 34 años de existencia presenta un balance positivo que responde a las expectativas y objetivos generales de sus fundadores, manteniéndose como una institución dinámica, progresista y de avanzada en el campo de la enseñanza de la educación tecnológica a nivel superior.

Los laboratorios, talleres y plantas pilotos existentes, constituyen herramientas vitales para impartir el componente práctico que exigen los currículos y para potenciar los programas de investigación, postgrado y extensión, pero tienen más de 20 años instalados, son obsoletos y la mayoría han sobrepasado su vida útil.

En tal sentido, las autoridades y la gerencia institucional tienen la responsabilidad de formular políticas, planes de desarrollo y proyectos integrales, en el corto y mediano plazo, que permitan actualizar y modernizar la infraestructura existente e incrementar la dotación de equipos que resultan imprescindibles para posibilitar el incremento matricular, las nuevas opciones de estudios, diversifican la oferta de la enseñanza y obtener una tecnología de avanzada que garantice la excelencia de la enseñanza con efectividad, liderazgo y compromiso con la sociedad, además de permitir propulsar a la institución al nivel del desarrollo y progreso tecnológico mundial.

Con el acoplamiento estructural que se está presentando en los institutos universitarios tecnológicos el IUTRC, se ha inclinado por la confianza que ha centrado el Ministerio de Educación Superior al nombrar un equipo de profesionales pertenecientes a la Institución, con base a los méritos académicos, experiencia, arraigo y sentido de pertenencia, para impulsar el proceso de transformación y modernización a nivel institucional.

A continuación se establecen las políticas y estrategias institucionales que ha generado la comisión de transformación y modernización partiendo del trabajo generado por las múltiples subcomisiones institucionales y articuladas por las políticas generales del Ministerio de Educación Superior.

POLÍTICAS INSTITUCIONALES

- Formar profesionales en carreras técnicas a nivel de técnicos superiores universitarios de muy alta competencia.

- Promover la imagen corporativa del IUTRC.

- Revisar, reformular y actualizar la estructura organizativa institucional, a través de la sección de organización y método, conjuntamente con la sección de presupuesto y los proyectos estipulados en el plan operativo del año 2005.

- Optimizar los proceso técnicos-administrativos:

  - Plantillas del personal (docente, administrativo y obrero).
  - Adiestramiento para todos los niveles de la organización.
  - Fortalecimiento de los mecanismos y procedimientos de control organizacional (unidad de contraloría interna, unidad de presupuesto y unidad de contabilidad, entre otros).

- Establecer planes para la dotación de equipos con nueva tecnología.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**27.251.000.000**
Transferencias y Donaciones Corrientes	26.951.000.000
Del Sector Público	26.951.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	26.951.000.000
De la República	26.951.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	300.000.000
Venta de Otros Bienes y Servicios	300.000.000
Fuentes Financieras	**1.150.725.329**
Disminución de la Inversion Financiera	1.150.725.329
Disminución de Otros Activos Financieros	1.150.725.329
Disminución de Disponibilidades	1.150.725.329
Disminución de Caja	1.150.725.329
TOTAL	**28.401.725.329**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**27.693.435.329**
Gastos de Consumo	22.815.940.343
Remuneraciones	18.472.230.343
Sueldos, Salarios y Otras Retribuciones	6.459.155.765
Beneficios y Complementos de Sueldos y Salarios	7.688.701.838
Aportes Patronales	995.372.842
Prestaciones Sociales y Otras Indemnizaciones	1.106.236.312
Asistencia Socioeconómica	2.060.839.363
Otros Gastos de Personal	161.924.223
Bienes y Servicios	4.343.710.000
Bienes de Consumo	884.450.000
Servicios no Personales	3.459.260.000
Transferencias y Donaciones Corrientes	4.877.494.986
Al Sector Privado	4.877.494.986
Transferencias Corrientes al Sector Privado	4.871.494.986
Directas a Personas	4.853.494.986
Pensiones y Otros Beneficios Asociados	308.564.695
Jubilaciones y Otros Beneficios Asociados	4.343.330.291
Otras Transferencias Directas a Personas	201.600.000
Otras Transferencias Corrientes Internas al Sector Privado	18.000.000
Donaciones Corrientes al Sector Privado	6.000.000
Donaciones a Personas	6.000.000
Gastos de Capital	**688.290.000**
Inversion Real Directa	688.290.000
Formación Bruta de Capital Fijo	688.290.000
Maquinaria, Equipos y Otros Bienes Muebles	570.290.000
Construcciones de Bienes de Dominio Privado	118.000.000
Aplicaciones Financieras	**20.000.000**
Disminución de Pasivos	20.000.000
Disminución de Cuentas y Efectos por Pagar	20.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	10.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	10.000.000
Disminución de Otras Cuentas y Efectos por Pagar	10.000.000
Disminución de Obligaciones de Ejercicios Anteriores	10.000.000
TOTAL	**28.401.725.329**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Formación de Técnicos Superiores Universitarios en Administración	Alumno Atendido	541	50.782.407	1.237.987.433			1.288.769.840
002	Formar Técnicos Superiores Universitarios en Construcción Civil	Alumno Atendido	235	55.782.407	935.527.036			991.309.443
003	Formar Técnicos Superiores Universitarios en Electricidad	Alumno Atendido	317	55.782.407	1.539.979.513			1.595.761.920
004	Formar Técnicos Superiores Universitarios en Informatica	Alumno Atendido	293	55.782.407	947.992.017			1.003.774.424
005	Formar Técnicos Superiores Universitarios en Mecánica	Alumno Atendido	255	55.782.407	978.173.320			1.033.955.727
006	Formar Técnicos Superiores Universitarios en Procesos Químicos	Alumno Atendido	290	55.782.407	1.326.045.167			1.381.827.574
007	Formar Técnicos Superiores Universitarios en Química	Alumno Atendido	195	55.782.407	743.707.957			799.490.364
008	Formar Técnicos Superiores Universitarios en Tecnología de los Materiales	Alumno Atendido	229	55.782.407	1.103.063.675			1.158.846.082
009	Consolidar la Unidad Curricular Cultura	Alumno Atendido	2.355	55.782.407	234.825.605			290.608.012
010	Consolidar la Unidad Curricular Deporte y Salud	Alumno Atendido	2.355	55.782.408	423.344.176			479.126.584
011	Consolidar la Unidad Curricular Desarrollo Humano	Alumno Atendido	2.355	55.782.408	326.010.432			381.792.840
012	Actualizar los Recursos Institucionales de los Distintos Departamentos Académicos de la Institución	Material	50.000	55.782.408	334.181.683			389.964.091
013	Mantenimiento y Conservación de la Planta Física y Bienes Muebles	Orden de Servicio	600	55.782.408	4.050.237.915			4.106.020.323
014	Atención Integral al Estudiante	Beneficiario	5.000	55.782.408	3.392.205.806			3.447.988.214
015	Desarrollar y Ejecutar Actividades de Extensión	Actividad	20	55.782.408	146.497.592			202.280.000
016	Programa de Investigación Científica y Tecnológica en Diversas Areas	Investigación	40	55.782.408	102.217.592			158.000.000
017	Actualización y Mantenimiento del Parque Informatico	Computadora	140	55.782.408	332.985.489			388.767.897
018	Apoyo Institucional al Programa Misión Sucre	Alumno	5.000	55.782.408	12.817.592			68.600.000
019	Plan Maestro Planta Física	Obra	28	105.000.000				105.000.000
	TOTAL			1.104.083.335	18.167.800.000			19.271.883.335

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.872.447.008			3.872.447.008
02	Gestión Administrativa	346.641.994	258.858.006			605.500.000
03	Previsión y Protección Social		4.651.894.986			4.651.894.986
	TOTAL	346.641.994	8.783.200.000			9.129.841.994

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**536**	**6.353.548.507**
Profesional y Técnico	85	1.302.968.383
Administrativo	115	750.887.300
Docente	228	3.771.426.451
Obrero	108	528.266.373
Personal Fijo a Tiempo Parcial	**3**	**9.757.380**
Docente	3	9.757.380
Personal Contratado	**119**	**1.083.175.983**
Profesional y Técnico	7	88.064.099
Administrativo	12	64.163.328
Docente	78	803.607.312
Obrero	22	127.341.244
TOTAL	**658**	**7.446.481.870**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**111**	**2.505.635.856**
Jubilado	98	2.381.527.080
Pensionado	13	124.108.776
Administrativo	**10**	**73.690.884**
Profesional y Técnico	5	45.361.260
Jubilado	2	28.164.024
Pensionado	3	17.197.236
Apoyo	5	28.329.624
Jubilado	2	11.132.388
Pensionado	3	17.197.236
Obrero	**29**	**167.886.084**
Jubilado	21	128.159.892
Pensionado	8	39.726.192
TOTAL	**150**	**2.747.212.824**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	18.472.230.343
4.02	Materiales, Suministros y Mercancías	884.450.000
4.03	Servicios no Personales	3.459.260.000
4.04	Activos Reales	688.290.000
4.07	Transferencias y Donaciones	4.877.494.986
4.11	Disminución de Pasivos	20.000.000
	TOTAL	**28.401.725.329**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**27.251.000.000**
Transferencias y Donaciones Corrientes	26.951.000.000
Del Sector Público	26.951.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	26.951.000.000
De la República	26.951.000.000
Recursos Ordinarios	26.951.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	300.000.000
Venta de Otros Bienes y Servicios	300.000.000
B. Gastos Corrientes	**27.693.435.329**
Gastos de Consumo	22.815.940.343
Remuneraciones	18.472.230.343
Sueldos, Salarios y Otras Retribuciones	6.459.155.765
Beneficios y Complementos de Sueldos y Salarios	7.688.701.838
Aportes Patronales	995.372.842
Prestaciones Sociales y Otras Indemnizaciones	1.106.236.312
Asistencia Socioeconómica	2.060.839.363
Otros Gastos de Personal	161.924.223
Bienes y Servicios	4.343.710.000
Bienes de Consumo	884.450.000
Servicios no Personales	3.459.260.000
Transferencias y Donaciones Corrientes	4.877.494.986
Al Sector Privado	4.877.494.986
Transferencias Corrientes al Sector Privado	4.871.494.986
Directas a Personas	4.853.494.986
Pensiones y Otros Beneficios Asociados	308.564.695
Jubilaciones y Otros Beneficios Asociados	4.343.330.291
Otras Transferencias Directas a Personas	201.600.000
Otras Transferencias Corrientes Internas al Sector Privado	18.000.000
Donaciones Corrientes al Sector Privado	6.000.000
Donaciones a Personas	6.000.000
C. Resultado Económico: Desahorro	**(442.435.329)**
II. Cuenta Capital	
A. Ingresos de Capital	**(442.435.329)**
Recursos Propios de Capital	(442.435.329)
Desahorro en la Cuenta Corriente	(442.435.329)
B. Gastos de Capital	**688.290.000**
Inversion Real Directa	688.290.000
Formación Bruta de Capital Fijo	688.290.000
Maquinaria, Equipos y Otros Bienes Muebles	570.290.000
Construcciones de Bienes de Dominio Privado	118.000.000
C. Resultado Financiero: Déficit	**(1.130.725.329)**
III. Cuenta Financiera	
A. Fuentes Financieras	**1.150.725.329**
Disminución de la Inversion Financiera	1.150.725.329
Disminución de Otros Activos Financieros	1.150.725.329

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Disponibilidades	1.150.725.329
Disminución de Caja	1.150.725.329
B. Aplicaciones Financieras	**1.150.725.329**
Disminución de Pasivos	20.000.000
Disminución de Cuentas y Efectos por Pagar	20.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	10.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	10.000.000
Disminución de Otras Cuentas y Efectos por Pagar	10.000.000
Disminución de Obligaciones de Ejercicios Anteriores	10.000.000
Déficit Financiero	1.130.725.329

A0029

Instituto Universitario de Tecnología Alonso Gamero,
Coro

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA ALONSO GAMERO, CORO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Al Instituto Universitario de Tecnología Alonso Gamero, Coro, le corresponde liderizar la orientación de desarrollo armónico sostenible de la región de Coro, a través de la creación y difusión de la ciencia y la tecnología, en concordancia con el sector productivo y la comunidad civil organizada, así como el diseño, formulación, ejecución y evaluación de las estrategias que respondan al aprovechamiento eficiente de los recursos disponibles, contribuyendo a mejorar las condiciones de vida de la sociedad en general.

Considerando las directrices estratégicas, le permitirán el logro del objetivo planeado a largo plazo, optimizando en el marco de las políticas académicas, en los proyectos direccionales y estratégicos contenidos en el Plan de Desarrollo Institucional.

Su principal objetivo en el año 2006 es consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

La Institución estará abocada a la Formación de Técnicos Superiores Universitarios, en las menciones de: Administración, Ciencias Agropecuarias, Construcción Civil, Instrumentación, Mecánica y Química; de excelencia, conforme a las exigencias de la sociedad productiva local, regional, nacional e internacional.

Tomando en consideración las orientaciones impartidas por el Ministerio de Educación Superior y por la Oficina Nacional de Presupuesto ha estructurado la siguiente política presupuestaria:

El Instituto espera recibir recursos para el ejercicio económico 2006 por el orden de Bs. 31.394,1 millones, distribuido de la siguiente manera: aporte del Ejecutivo Nacional por Bs. 30.934,1 millones, equivalente al 98,53% del total de los ingresos; Ingresos por Actividades Propias de Bs. 80,0 millones, que representa un 0,25% de los ingresos totales y se estima además utilizar el saldo inicial de Bs. 380,0 millones, para la cancelación de compromisos validamente contraídos de ejercicios anteriores.

Con base en los recursos a obtener y en atención a las necesidades de la Institución, el presupuesto equilibrado de gastos, totaliza la cantidad de Bs. 31.394,1 millones, lo cual se ha distribuido por partidas de la siguiente manera:

Partidas	Millones de Bs.
Gastos de Personal	19.976,1
Materiales, Suministros y mercancías	862,5
Servicios no Personales	1.617,5
Activos Reales	829,5
Transferencias	7.7728,5
Disminución de pasivo	380,0
Total	31.394,1

Estructura Presupuestaria	Millones de Bs.
Proyectos	17.415,9
Acciones Centralizadas	13.978,2
Total	31.394,1

Los recursos estimados serán utilizados para cubrir los siguientes gastos:

- Gastos del personal tanto activos como pasivos en sus componentes de sueldos, salarios, primas, compensaciones, bono vacacional y de fin de año, bono alimenticio, intereses sobre las prestaciones sociales y así como otros beneficios socios económicos contemplados en las diversas convenciones colectivas de trabajo vigentes.
- Adquirir los materiales e insumos necesarios para el desenvolvimiento normal de las actividades, tanto académicas como administrativas.
- La compra de equipos imprescindibles para poder llevar acabo las actividades académicas en concordancia con nueva tecnología.
- Los diversos beneficios estudiantiles, tales como becas comedor, ayudantías administrativas y académicas, servicios médicos, exámenes de laboratorios, servicios oftalmológicos, medicinas y las ayudas eventuales requeridas por los estudiantes de este Instituto, y actividades socio recreativo.
- Atender una matrícula estudiantil de 20.310 estudiantes aproximadamente, distribuidos en las diferentes carreras que se imparten en la institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**31.014.100.000**
Transferencias y Donaciones Corrientes	30.934.100.000
Del Sector Público	30.934.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	30.934.100.000
De la República	30.934.100.000
Venta de Bienes y Servicios de las Administraciones Publicas	80.000.000
Venta de Otros Bienes y Servicios	80.000.000
Fuentes Financieras	**380.000.000**
Disminución de la Inversión Financiera	380.000.000
Disminución de Otros Activos Financieros	380.000.000
Disminución de Disponibilidades	380.000.000
Disminución de Bancos	380.000.000
TOTAL	**31.394.100.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**30.184.600.000**
Gastos de Consumo	22.456.105.165
Remuneraciones	19.976.105.165
Sueldos, Salarios y Otras Retribuciones	6.834.720.574
Beneficios y Complementos de Sueldos y Salarios	9.134.901.006
Aportes Patronales	607.481.647
Prestaciones Sociales y Otras Indemnizaciones	1.354.186.657
Asistencia Socioeconómica	1.776.145.046
Otros Gastos de Personal	268.670.235
Bienes y Servicios	2.480.000.000
Bienes de Consumo	862.500.000
Servicios no Personales	1.617.500.000
Transferencias y Donaciones Corrientes	7.728.494.835
Al Sector Privado	7.728.494.835
Transferencias Corrientes al Sector Privado	7.728.494.835
Directas a Personas	7.728.494.835
Pensiones y Otros Beneficios Asociados	517.862.904
Jubilaciones y Otros Beneficios Asociados	6.983.924.267
Otras Transferencias Directas a Personas	226.707.664
Gastos de Capital	**829.500.000**
Inversión Real Directa	829.500.000
Formación Bruta de Capital Fijo	802.500.000
Maquinaria, Equipos y Otros Bienes Muebles	802.500.000
Bienes Intangibles	27.000.000
Aplicaciones Financieras	**380.000.000**
Disminución de Pasivos	380.000.000
Disminución de Cuentas y Efectos por Pagar	380.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	380.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	80.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	200.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	100.000.000
TOTAL	**31.394.100.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A0029-01	Formar Técnico Superior Universitario Administración de Empresas	Alumno Atendido	2.635		1.480.433.454			1.480.433.454
A0029-02	Formar Técnico Superior Universitario en la Carrera de Ciencias Agropecuarias	Alumno Atendido	750		954.739.303			954.739.303
A0029-03	Formar Técnico Superior Universitario en la Carrera de Construcción Civil	Alumno Atendido	2.200		1.127.424.691			1.127.424.691
A0029-04	Formar Técnico Superior Universitario en la Carrera de Instrumentación Industrial	Alumno Atendido	2.225		1.502.030.277			1.502.030.277
A0029-05	Formar Técnico Superior Universitario en la Carrera de Mecánica	Alumno Atendido	2.400		1.899.935.620			1.899.935.620
A0029-06	Formar Técnico Superior Universitario . en la Carrera de Química	Alumno Atendido	1.700		1.686.629.997			1.686.629.997
A0029-07	Formar Técnico Superior Universitario en las Diferentes Carreras	Alumno Atendido	8.400		1.401.193.722			1.401.193.722
A0029-08	Asistir Socieconomicamente a los Estudiantes de las Carreras del IUTAG	Alumno Atendido	11.300		934.000.000			934.000.000
A0029-09	Participación de Estudiantes en Actividades Socio recreativas y Deportivas	Eventos	50		138.000.000			138.000.000
A0029-10	Realización de Entrenamiento Industrial dentro del Territorio Nacional	Alumno Atendido	1.600		25.500.000			25.500.000
A0029-11	Fortalecimiento al Acervo Bibliográfico del CIDIUTAG	Servicios	15.000		92.000.000			92.000.000
A0029-12	Fortalecer el Proceso de Inscripción del IUTAG	Alumno Atendido	12.000		29.000.000			29.000.000
A0029-13	Mantenimiento y Resguardo de las Instalaciones del IUTAG	Actividad	750		4.688.053.120			4.688.053.120
A0029-14	Promoción de Investigación y Desarrollo Tecnológico	Investigaciones	1.550		99.000.000			99.000.000
A0029-15	Promoción y Extensión de las Actividades Universitarias Hacia la Comunidad	Eventos	30		78.000.000			78.000.000
A0029-16	Desarrollo de las Actividades Administrativas del IUTAG	Actividad Administrativa	11.300		1.199.959.816			1.199.959.816
A0029-17	Formar Especialistas en Diferentes Áreas de Post-Grado	Alumnos Atendidos	250	80.000.000				80.000.000
	TOTAL			80.000.000	17.335.900.000			17.415.900.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.096.412.829			6.096.412.829
02	Gestión Administrativa	380.000.000				380.000.000
03	Previsión y Protección Social		7.501.787.171			7.501.787.171
	TOTAL	380.000.000	13.598.200.000			13.978.200.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**588**	**7.351.320.064**
Directivo	3	113.376.135
Profesional y Técnico	110	1.896.967.632
Administrativo	85	714.581.424
Docente	215	3.349.954.009
Obrero	175	1.276.440.864
Personal Fijo a Tiempo Parcial	**6**	**27.935.384**
Docente	6	27.935.384
Personal Contratado	**162**	**1.145.396.543**
Profesional y Técnico	5	56.873.220
Administrativo	20	100.747.776
Docente	117	881.022.672
Obrero	20	106.752.875
TOTAL	**756**	**8.524.651.991**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**170**	**4.023.110.016**
Jubilado	156	3.818.967.720
Pensionado	14	204.142.296
Administrativo	**3**	**9.512.556**
Apoyo	3	9.512.556
Pensionado	3	9.512.556
Obrero	**90**	**534.839.208**
Jubilado	56	381.084.000
Pensionado	34	153.755.208
TOTAL	**263**	**4.567.461.780**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	19.976.105.165
4.02	Materiales, Suministros y Mercancías	862.500.000
4.03	Servicios no Personales	1.617.500.000
4.04	Activos Reales	829.500.000
4.07	Transferencias y Donaciones	7.728.494.835
4.11	Disminución de Pasivos	380.000.000
	TOTAL	**31.394.100.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**31.014.100.000**
Transferencias y Donaciones Corrientes	30.934.100.000
Del Sector Público	30.934.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	30.934.100.000
De la República	30.934.100.000
Recursos Ordinarios	30.934.100.000
Venta de Bienes y Servicios de las Administraciones Publicas	80.000.000
Venta de Otros Bienes y Servicios	80.000.000
B. Gastos Corrientes	**30.184.600.000**
Gastos de Consumo	22.456.105.165
Remuneraciones	19.976.105.165
Sueldos, Salarios y Otras Retribuciones	6.834.720.574
Beneficios y Complementos de Sueldos y Salarios	9.134.901.006
Aportes Patronales	607.481.647
Prestaciones Sociales y Otras Indemnizaciones	1.354.186.657
Asistencia Socioeconómica	1.776.145.046
Otros Gastos de Personal	268.670.235
Bienes y Servicios	2.480.000.000
Bienes de Consumo	862.500.000
Servicios no Personales	1.617.500.000
Transferencias y Donaciones Corrientes	7.728.494.835
Al Sector Privado	7.728.494.835
Transferencias Corrientes al Sector Privado	7.728.494.835
Directas a Personas	7.728.494.835
Pensiones y Otros Beneficios Asociados	517.862.904
Jubilaciones y Otros Beneficios Asociados	6.983.924.267
Otras Transferencias Directas a Personas	226.707.664
C. Resultado Económico: Ahorro	**829.500.000**
II. Cuenta Capital	
A. Ingresos de Capital	**829.500.000**
Recursos Propios de Capital	829.500.000
Ahorro en la Cuenta Corriente	829.500.000
B. Gastos de Capital	**829.500.000**
Inversión Real Directa	829.500.000
Formación Bruta de Capital Fijo	802.500.000
Maquinaria, Equipos y Otros Bienes Muebles	802.500.000
Bienes Intangibles	27.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**380.000.000**
Disminución de la Inversión Financiera	380.000.000
Disminución de Otros Activos Financieros	380.000.000
Disminución de Disponibilidades	380.000.000
Disminución de Bancos	380.000.000
B. Aplicaciones Financieras	**380.000.000**
Disminución de Pasivos	380.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Cuentas y Efectos por Pagar	380.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	380.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	80.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	200.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	100.000.000

A0030

Instituto Universitario de Tecnología Agroindustrial
Región Los Andes

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA AGROINDUSTRIAL REGIÓN LOS ANDES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología Agroindustrial Región Los Andes es un ente público, con sólidos principios, valores éticos y morales, orientado a la Docencia, Investigación, Extensión y Producción. Formador de Técnicos Superiores Universitarios Pro activos, de excelente calidad técnica y humana. Contribuyendo con su recurso humano al desarrollo armónico del país, en concordancia con los avances científicos, tecnológicos y sociales.

Su Visión es ser un Instituto Universitario de reconocido prestigio académico en constante innovación, vinculado al desarrollo integral del país. Teniendo como Norte la calidad humana y técnica de su personal y egresados.

Sus Objetivos Institucionales son:

- Promover estudios de Nivel Superior que respondan a las necesidades de la comunidad y de la Región

- Formar Integralmente Universitarios en las áreas requeridas para el desarrollo de la Región y por consiguiente del País para que afronten con éxito las exigencias especificas de su futura actividad profesional, así como la problemática del hombre y de la Sociedad Contemporánea.

- Realizar labores de Investigación, predominantemente Aplicada, de acuerdo a las exigencias propias de la Región y del País.

- Implantar Programas de Extensión que al ser llevados a los sectores interesados incidan en el desarrollo Regional.

- Realizar Programas de Producción pertinentes a las carreras que se dictan para la consolidación de procesos de autogestión en beneficio de la Institución.

- Fomentar la integración de la comunidad tachirense mediante la participación y cooperación de todos los miembros de este recinto universitario basándose en los valores institucionales promulgados.

- Ejecutar los procesos administrativos del Instituto encaminados al logro satisfactorio de los objetivos y metas propuestas, apegados a las directrices y lineamientos del Ministerio de Educación Superior.

- Esta Casa de Estudios para el año 2006 estima atender una población estudiantil de 6.831 alumnos; además de ofrecer servicios estudiantiles de comedor, transporte, biblioteca, servicios médico odontológicos, ayudantías y orientación.

Para apoyar esta gestión el Instituto cuenta con una plantilla de Recursos Humanos compuesta por 673 trabajadores activos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**30.280.853.000**
Transferencias y Donaciones Corrientes	30.158.900.000
Del Sector Público	30.158.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	30.158.900.000
De la República	30.158.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	66.000.000
Venta de Otros Bienes y Servicios	66.000.000
Rentas de la Propiedad	55.953.000
Intereses	55.953.000
Intereses Internos	55.953.000
Intereses por Depósitos	55.953.000
Fuentes Financieras	**30.000.000**
Disminución de la Inversión Financiera	30.000.000
Disminución de Otros Activos Financieros	30.000.000
Disminución de Disponibilidades	30.000.000
Disminución de Bancos	30.000.000
TOTAL	**30.310.853.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**29.866.638.000**
Gastos de Consumo	21.111.686.329
Remuneraciones	18.634.753.382
Sueldos, Salarios y Otras Retribuciones	6.229.729.958
Beneficios y Complementos de Sueldos y Salarios	8.288.123.151
Aportes Patronales	1.028.537.909
Prestaciones Sociales y Otras Indemnizaciones	1.304.979.625
Asistencia Socioeconómica	1.723.283.485
Otros Gastos de Personal	60.099.254
Bienes y Servicios	2.476.932.947
Bienes de Consumo	902.962.075
Servicios no Personales	1.573.970.872
Transferencias y Donaciones Corrientes	8.754.951.671
Al Sector Privado	8.754.951.671
Transferencias Corrientes al Sector Privado	8.754.951.671
Directas a Personas	8.653.399.301
Pensiones y Otros Beneficios Asociados	375.164.441

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Jubilaciones y Otros Beneficios Asociados	7.594.874.860
Otras Transferencias Directas a Personas	683.360.000
Otras Transferencias Corrientes Internas al Sector Privado	101.552.370
Gastos de Capital	**414.215.000**
Inversión Real Directa	414.215.000
Formación Bruta de Capital Fijo	414.215.000
Maquinaria, Equipos y Otros Bienes Muebles	414.215.000
Aplicaciones Financieras	**30.000.000**
Disminución de Pasivos	30.000.000
Disminución de Cuentas y Efectos por Pagar	30.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	30.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	30.000.000
TOTAL	**30.310.853.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01tafun	Formación de Técnicos Superiores Universitarios de la Especialidad Tecnología de Alimentos	Alumno	1.200		1.767.140.329			1.767.140.329
02eifun	Formación de Técnicos Superiores Universitarios en la Especialidad de Electrónica Industrial del IUT Agro-industrial	Alumno	1.250		1.940.684.854			1.940.684.854
03infun	Formación de Técnicos Superiores Universitarios de la Especialidad Informática Sede Central del IUT Agro-industrial	Alumno	1.690		1.377.982.008			1.377.982.008
04casfun	Formación de Técnicos Superiores Universitarios de la Especialidad de Ciencias Agropecuarias de la Sede Central del IUT Agro-industrial	Alumno	1.050		1.098.981.775			1.098.981.775
05caznf	Formación de Técnicos Superiores Universitarios de la Especialidad de Ciencias Agropecuarias Zona Norte del IUT Agro-industrial	Alumno	132		256.861.003			256.861.003
06mifun	Formación del Técnico Superior Universitario en la Especialidad de Mantenimiento Industrial del IUT Agroindustrial	Alumno	696		1.025.598.729			1.025.598.729
07gmfun	Formación del Técnico Superior Universitario en la Especialidad de Geología y Minas	Alumno	569		1.056.201.886			1.056.201.886
08ipfun	Formación del Técnico Superior Universitario de la Especialidad de Informática Extensión El Pinal del IUT Agroindustrial	Alumno	307		306.375.364			306.375.364
09inpof	Fortalecimiento de la Investigación de las Distintas Áreas del Conocimiento	Proyecto	2		38.200.000			38.200.000
10iexpr	Desarrollar y Ejecutar Proyectos de Extensión	Actividad	5		94.500.000			94.500.000
11befun	Asistir Socio económicamente a los Estudiantes de IUT Agroindustrial	Alumno	6.831		1.994.475.447			1.994.475.447
12sired	Optimizar de la Plataforma Informática del IUT Agroindustrial	Equipo	70		129.465.000			129.465.000
13msgen	Mantenimiento de Instalaciones, Reparaciones y Recuperación de Equipos	Unidades	210	65.814.064	3.028.586.605			3.094.400.669
14tefun	Garantizar el Proceso de Carnetización de la Comunidad Iutense	Carnet	7.800		36.782.000			36.782.000
20bnree	Reequipamiento de Bienes Muebles del IIUT Región los Andes	Mobiliario / Equipos	200		102.865.000			102.865.000
32piiut	Promoción Institucional del IUT Región los Andes	Publicación	70		27.500.000			27.500.000
	TOTAL			65.814.064	14.282.200.000			14.348.014.064

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		7.050.778.978			7.050.778.978
02	Gestión Administrativa	86.138.936	754.329.351			840.468.287
03	Previsión y Protección Social		8.071.591.671			8.071.591.671
	TOTAL	86.138.936	15.876.700.000			15.962.838.936

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**330**	**4.508.007.933**
Directivo	3	83.925.600
Profesional y Técnico	87	1.502.826.951
Administrativo	56	473.095.779
Docente	105	1.863.345.590
Obrero	79	584.814.013
Personal Fijo a Tiempo Parcial	**37**	**236.697.348**
Profesional y Técnico	9	71.701.296
Docente	28	164.996.052
Personal Contratado	**306**	**2.743.571.816**
Profesional y Técnico	7	255.599.162
Administrativo	33	218.264.360
Docente	206	1.915.412.640
Obrero	60	354.295.654
TOTAL	**673**	**7.488.277.097**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**206**	**4.614.005.424**
Jubilado	186	4.356.972.228
Pensionado	20	257.033.196
Administrativo	**5**	**25.500.000**
Apoyo	5	25.500.000
Pensionado	5	25.500.000
Obrero	**48**	**319.443.480**
Jubilado	45	304.366.680
Pensionado	3	15.076.800
TOTAL	**259**	**4.958.948.904**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	18.634.753.382
4.02	Materiales, Suministros y Mercancías	902.962.075
4.03	Servicios no Personales	1.573.970.872
4.04	Activos Reales	414.215.000
4.07	Transferencias y Donaciones	8.754.951.671
4.11	Disminución de Pasivos	30.000.000
	TOTAL	**30.310.853.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**30.280.853.000**
Transferencias y Donaciones Corrientes	30.158.900.000
Del Sector Público	30.158.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	30.158.900.000
De la República	30.158.900.000
Recursos Ordinarios	30.158.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	66.000.000
Venta de Otros Bienes y Servicios	66.000.000
Rentas de la Propiedad	55.953.000
Intereses	55.953.000
Intereses Internos	55.953.000
Intereses por Depósitos	55.953.000
B. Gastos Corrientes	**29.866.638.000**
Gastos de Consumo	21.111.686.329
Remuneraciones	18.634.753.382
Sueldos, Salarios y Otras Retribuciones	6.229.729.958
Beneficios y Complementos de Sueldos y Salarios	8.288.123.151
Aportes Patronales	1.028.537.909
Prestaciones Sociales y Otras Indemnizaciones	1.304.979.625
Asistencia Socioeconómica	1.723.283.485
Otros Gastos de Personal	60.099.254
Bienes y Servicios	2.476.932.947
Bienes de Consumo	902.962.075
Servicios no Personales	1.573.970.872
Transferencias y Donaciones Corrientes	8.754.951.671
Al Sector Privado	8.754.951.671
Transferencias Corrientes al Sector Privado	8.754.951.671
Directas a Personas	8.653.399.301
Pensiones y Otros Beneficios Asociados	375.164.441
Jubilaciones y Otros Beneficios Asociados	7.594.874.860
Otras Transferencias Directas a Personas	683.360.000
Otras Transferencias Corrientes Internas al Sector Privado	101.552.370
C. Resultado Económico:Ahorro	**414.215.000**
II. Cuenta Capital	
A. Ingresos de Capital	**414.215.000**
Recursos Propios de Capital	414.215.000
Ahorro en la Cuenta Corriente	414.215.000
B. Gastos de Capital	**414.215.000**
Inversión Real Directa	414.215.000
Formación Bruta de Capital Fijo	414.215.000
Maquinaria, Equipos y Otros Bienes Muebles	414.215.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**30.000.000**
Disminución de la Inversión Financiera	30.000.000
Disminución de Otros Activos Financieros	30.000.000
Disminución de Disponibilidades	30.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Bancos	30.000.000
B. Aplicaciones Financieras	**30.000.000**
Disminución de Pasivos	30.000.000
Disminución de Cuentas y Efectos por Pagar	30.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	30.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	30.000.000

A0032
Instituto Universitario de Tecnología de los Llanos

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE LOS LLANOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología de Los Llanos es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte en particular, a través de los diversos proyectos a ejecutar.

La Institución promueve y organiza la educación permanente, para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo; así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto se fundamenta en la misión y visión de futuro, permitiéndole alcanzar los objetivos donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente, caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas.
- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.
- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Para el año 2006, se formaran técnicos superiores en Administración, Técnicos superiores en Administración de Empresas agropecuarias, Técnicos superiores en Informática, Técnicos superiores en tecnología pecuaria, y Técnicos superiores en tecnología agrícola. Estas carrera se dictan en tres sedes equidistantes a más de 100 Kms. entre ellas se ubican: Valle de la Pascua, Calabozo y Altagracia de Orituco en el Estado Guárico, así como también se cuenta con tres áreas de prácticas agropecuaria, a saber: centro de operaciones agropecuaria de reubicación en Calabozo; centro de prácticas agropecuaria en Rancho Ibarra de Altagracia de Orituco, y Centro de operaciones agropecuaria en el Páramo de Valle de la Pascua. Tales centros disponen de infraestructuras y maquinarias agrícolas, así como vehículos de transporte, como su personal que laboran a diario, de acuerdo a la planificación académica.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**20.922.760.000**
Transferencias y Donaciones Corrientes	20.756.700.000
Del Sector Público	20.756.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	20.756.700.000
De la República	20.756.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	126.060.000
Venta de Servicios	126.060.000
Ingresos de Operación	40.000.000
Otros Ingresos de Operación	40.000.000
Ingresos de Capital	**26.550.000**
Recursos Propios de Capital	26.550.000
Incremento de la Depreciación y Amortización Acumuladas	26.550.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Fuentes Financieras	**390.000**
Disminución de la Inversión Financiera	390.000
Disminución de Otros Activos Financieros	390.000
Disminución de Disponibilidades	390.000
Disminución de Bancos	390.000
TOTAL	**20.949.700.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**20.654.700.000**
Gastos de Consumo	16.051.201.426
Remuneraciones	14.361.974.546
Sueldos, Salarios y Otras Retribuciones	4.143.330.344
Beneficios y Complementos de Sueldos y Salarios	6.478.414.332
Aportes Patronales	481.218.831
Prestaciones Sociales y Otras Indemnizaciones	1.582.760.885
Asistencia Socioeconómica	1.648.000.154
Otros Gastos de Personal	28.250.000
Bienes y Servicios	1.662.676.880
Bienes de Consumo	579.763.743
Servicios no Personales	1.082.913.137
Depreciación y Amortización	26.550.000
Transferencias y Donaciones Corrientes	4.603.498.574
Al Sector Privado	4.603.498.574
Transferencias Corrientes al Sector Privado	4.523.498.574
Directas a Personas	4.493.882.357
Pensiones y Otros Beneficios Asociados	248.530.586
Jubilaciones y Otros Beneficios Asociados	4.045.351.771
Otras Transferencias Directas a Personas	200.000.000
Otras Transferencias Corrientes Internas al Sector Privado	29.616.217
Donaciones Corrientes al Sector Privado	80.000.000
Donaciones a Personas	80.000.000
Gastos de Capital	**295.000.000**
Inversión Real Directa	295.000.000
Formación Bruta de Capital Fijo	295.000.000
Edificios e Instalaciones	70.000.000
Maquinaria, Equipos y Otros Bienes Muebles	225.000.000
TOTAL	**20.949.700.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A032038	Fortalecimiento de las Unidades Administrativas del IUT de los Llanos	Bolivar	5.689.484.635		5.689.484.635			5.689.484.635
A032003		Capacitación	6		18.000.000			18.000.000
	Desarrollar un Programa de Capacitación de Desarrollo Intra y Extra Institucional de Valle de la Pascua							
A032033	Proyecto Cultural y Deporte Estudiantil Para el IUT de los Llanos	Evento	4		17.000.000			17.000.000
A032018	Proyecto Para el Desarrollo y Bienestar Social y Económico del Estudiantado en el IUT de los Llanos	Alumno Atendido	3.500		302.963.743			302.963.743
A032014	Proyecto de Mejoras de la Planta Física del IUT de los Llanos	Reparación	3		210.000.000			210.000.000
A032028	Proyecto de Fortalecimiento del Parque Automotor del IUT de los Llanos	Vehiculo	30		130.000.000			130.000.000
A032021	Proyecto de Carrera de Técnicos Superiores de Administración de Empresas	Alumno Atendido	2.315		2.034.237.248			2.034.237.248
A032022	Proyecto de Carrera de Técnicos Superiores en Informática	Alumno Atendido	2.049		1.929.205.186			1.929.205.186
A032025	Proyecto de Carrera de Técnicos Superiores en Administración de Empresas Agropecuarias	Alumno Atendido	914		1.070.929.771			1.070.929.771
A032024	Proyecto de Carrera de T.S.U en Tec. Agricola	Alumno Atendido	202		881.082.633			881.082.633
A032026	Proyecto de Carrera de T.S.U. en la Especialidad de Tecnología Pecuaria	Alumno Atendido	367		244.896.784			244.896.784
	TOTAL				12.527.800.000			12.527.800.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.887.754.506			2.887.754.506
02	Gestión Administrativa	193.000.000	1.047.263.137			1.240.263.137
03	Previsión y Protección Social		4.293.882.357			4.293.882.357
	TOTAL	193.000.000	8.228.900.000			8.421.900.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**288**	**3.338.301.553**
Profesional y Técnico	60	1.037.337.576
Administrativo	79	794.262.600
Docente	33	652.838.080
Medico	3	53.875.020
Obrero	113	799.988.277
Personal Fijo a Tiempo Parcial	**1**	**10.757.472**
Docente	1	10.757.472
Personal Contratado	**252**	**1.906.820.964**
Docente	247	1.881.328.819
Obrero	5	25.492.145
TOTAL	**541**	**5.255.879.989**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**95**	**2.465.781.528**
Jubilado	86	2.343.180.576
Pensionado	9	122.600.952
Administrativo	**3**	**18.962.052**
Apoyo	3	18.962.052
Pensionado	3	18.962.052
Obrero	**36**	**190.133.198**
Jubilado	30	134.957.640
Pensionado	6	55.175.558
TOTAL	**134**	**2.674.876.778**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	14.361.974.546
4.02	Materiales, Suministros y Mercancías	579.763.743
4.03	Servicios no Personales	1.082.913.137
4.04	Activos Reales	295.000.000
4.07	Transferencias y Donaciones	4.603.498.574
4.08	Otros Gastos	26.550.000
	TOTAL	**20.949.700.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**20.922.760.000**
Transferencias y Donaciones Corrientes	20.756.700.000
Del Sector Público	20.756.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	20.756.700.000
De la República	20.756.700.000
Recursos Ordinarios	20.756.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	126.060.000
Venta de Servicios	126.060.000
Ingresos de Operación	40.000.000
Otros Ingresos de Operación	40.000.000
B. Gastos Corrientes	**20.654.700.000**
Gastos de Consumo	16.051.201.426
Remuneraciones	14.361.974.546
Sueldos, Salarios y Otras Retribuciones	4.143.330.344
Beneficios y Complementos de Sueldos y Salarios	6.478.414.332
Aportes Patronales	481.218.831
Prestaciones Sociales y Otras Indemnizaciones	1.582.760.885
Asistencia Socioeconómica	1.648.000.154
Otros Gastos de Personal	28.250.000
Bienes y Servicios	1.662.676.880
Bienes de Consumo	579.763.743
Servicios no Personales	1.082.913.137
Depreciación y Amortización	26.550.000
Transferencias y Donaciones Corrientes	4.603.498.574
Al Sector Privado	4.603.498.574
Transferencias Corrientes al Sector Privado	4.523.498.574
Directas a Personas	4.493.882.357
Pensiones y Otros Beneficios Asociados	248.530.586
Jubilaciones y Otros Beneficios Asociados	4.045.351.771
Otras Transferencias Directas a Personas	200.000.000
Otras Transferencias Corrientes Internas al Sector Privado	29.616.217
Donaciones Corrientes al Sector Privado	80.000.000
Donaciones a Personas	80.000.000
C. Resultado Económico: Ahorro	**268.060.000**
II. Cuenta Capital	
A. Ingresos de Capital	**294.610.000**
Recursos Propios de Capital	294.610.000
Ahorro en la Cuenta Corriente	268.060.000
Incremento de la Depreciación y Amortización Acumuladas	26.550.000
B. Gastos de Capital	**295.000.000**
Inversión Real Directa	295.000.000
Formación Bruta de Capital Fijo	295.000.000
Edificios e Instalaciones	70.000.000
Maquinaria, Equipos y Otros Bienes Muebles	225.000.000
C. Resultado Financiero: Déficit	**(390.000)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**390.000**
Disminución de la Inversión Financiera	390.000
Disminución de Otros Activos Financieros	390.000
Disminución de Disponibilidades	390.000
Disminución de Bancos	390.000
B. Aplicaciones Financieras	**390.000**
Resultado Financiero: Déficit	390.000

A0033
Instituto Universitario de Tecnología de Maracaibo

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE MARACAIBO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología de Maracaibo, es una institución científica-educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región de la cual forman parte, a través de actividades académicas, de investigación, extensión y producción.

La Institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto Universitario de Tecnología de Maracaibo, se fundamenta en la misión y visión de futuro permitiéndole alcanzar los objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodologías y tecnologías en un ambiente caracterizado por la excelencia, efectividad, liderazgo y compromiso con la sociedad. Entre sus objetivos cabe destacar:

- Constituirse en institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento como ventajas competitivas que sean transmitidas por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientadas y operativizadas por los proyectos direccionales y estratégicos contenidos en el Plan de Desarrollo Institucional.

En relación a las actividades de postgrado, se ofrecen en la institución cinco (5) especializaciones técnicas que dan continuidad a la formación académica que precede a los técnicos superiores universitarios egresados en las seis (6) carreras de pregrado ofrecidas: Administración de Personal, Relaciones Industriales y Comerciales, Finanzas, Protección y Seguridad Industrial y Calidad Ambiental.

Por otra parte, se espera financiar las 3 Acciones Centralizadas orientadas a la Dirección y Coordinación de los Gastos de los Trabajadores, la Previsión y Protección Social y además la Gestión Administrativa de la institución, como apoyo a los diversos proyectos programados para el 2006.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**36.612.900.000**
Transferencias y Donaciones Corrientes	36.572.900.000
Del Sector Público	36.572.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	36.572.900.000
De la República	36.572.900.000
Ingresos de Operación	24.000.000
Otros Ingresos de Operación	24.000.000
Rentas de la Propiedad	16.000.000
Intereses	16.000.000
Intereses Internos	16.000.000
Intereses por Depósitos	16.000.000
Ingresos de Capital	**32.767.775**
Recursos Propios de Capital	32.767.775
Incremento de la Depreciación y Amortización Acumuladas	32.767.775
Fuentes Financieras	**440.386.845**
Disminución de la Inversion Financiera	440.386.845
Disminución de Otros Activos Financieros	440.386.845
Disminución de Disponibilidades	440.386.845
Disminución de Bancos	440.386.845
TOTAL	**37.086.054.620**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**36.281.581.386**
Gastos de Consumo	25.489.358.453
Remuneraciones	23.516.116.497
Sueldos, Salarios y Otras Retribuciones	7.705.957.260
Beneficios y Complementos de Sueldos y Salarios	10.664.697.788
Aportes Patronales	889.911.461
Prestaciones Sociales y Otras Indemnizaciones	1.799.274.493
Asistencia Socioeconómica	2.108.422.484
Otros Gastos de Personal	347.853.011
Bienes y Servicios	1.940.474.181
Bienes de Consumo	430.368.972
Servicios no Personales	1.510.105.209
Depreciación y Amortización	32.767.775
Transferencias y Donaciones Corrientes	10.792.222.933
Al Sector Privado	10.792.222.933
Transferencias Corrientes al Sector Privado	10.792.222.933
Directas a Personas	10.792.222.933

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Pensiones y Otros Beneficios Asociados	797.014.224
Jubilaciones y Otros Beneficios Asociados	9.625.208.709
Otras Transferencias Directas a Personas	370.000.000
Gastos de Capital	**364.086.389**
Inversion Real Directa	364.086.389
Formación Bruta de Capital Fijo	364.086.389
Edificios e Instalaciones	184.306.389
Maquinaria, Equipos y Otros Bienes Muebles	179.780.000
Aplicaciones Financieras	**440.386.845**
Disminución de Pasivos	440.386.845
Disminución de Cuentas y Efectos por Pagar	440.386.845
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	440.386.845
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	340.386.845
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	100.000.000
TOTAL	**37.086.054.620**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
M7	Formación de Especialistas en Administración de Personal	Empleado	30		3.000.000			3.000.000
M13	Dotación y Actualización de Recursos Instruccionales	Dotación	2		40.400.000			40.400.000
M12	Fortalecimiento de Laboratorios y Talleres	Dotación	2		142.000.000			142.000.000
M8	Formación de Especialistas en Protección y Seguridad Industrial	Persona Atendida	80		3.000.000			3.000.000
M23	Recuperación y Adecuación de Bienes Inmuebles	Dotación	5		55.000.000			55.000.000
M10	Formación de Especialistas en Finanzas	Persona Atendida	20		3.000.000			3.000.000
M14	Asistencia Socioeconómica a los Estudiantes	Servicio	2.257		745.000.000			745.000.000
M24	Actualización y Mantenimiento de Bienes Muebles	Adquisiciones	2		269.902.493			269.902.493
M9	Formación de Especialistas en Relaciones Industriales y Comerciales	Persona Atendida	30		3.000.000			3.000.000
M15	Formación Integral a los Estudiantes	Capacitación	1.354		8.000.000			8.000.000
M21	Conservación y Mantenimiento de Planta Física	Mantenimiento	4		5.153.937.964			5.153.937.964
M25	Fortalecimiento de Plataforma Informatica	Mantenimiento	4		70.000.000			70.000.000
M22	Ampliación de Planta Física	Mantenimiento	4		164.306.389			164.306.389
M19	Eventos Socioculturales	Evento	10		19.750.000			19.750.000
M18	Eventos Deportivos y Recreacionales	Evento	6		67.859.486			67.859.486
M16	Líneas de Investigación	Investigación	80		9.762.000			9.762.000
M17	Promoción y Difusión de la Investigación	Capacitación	28		61.000.000			61.000.000
M20	Desarrollo Sociocomunitario	Asesoría	30		3.571.486			3.571.486
M11	Formación de Especialistas en Calidad Ambiental	Graduado	36		3.000.000			3.000.000
M1	Formación de tsu en Geología	Nómina	900		827.003.146			827.003.146
M2	Formación Tsu. en Obras Civiles	Alumno Atendido	1.200		1.183.017.539			1.183.017.539
M3	Formación de Tsu. en Ciencias Agropecuarias	Alumno Atendido	825		1.720.371.489			1.720.371.489
M4	Formación de Tsu. en Metalurgia	Alumno Atendido	1.030		893.089.261			893.089.261
M5	Formación de Tsu. en Administracion	Alumno Atendido	3.872		2.926.096.429			2.926.096.429
M6	Formación de Tsu. en Informatica	Alumno Atendido	1.200		2.211.332.318			2.211.332.318
	TOTAL				16.586.400.000			16.586.400.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		8.813.768.351			8.813.768.351
02	Gestión Administrativa	513.154.620	750.508.716			1.263.663.336
03	Previsión y Protección Social		10.422.222.933			10.422.222.933
	TOTAL	513.154.620	19.986.500.000			20.499.654.620

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**617**	**7.303.793.085**
Directivo	3	91.584.120
Profesional y Técnico	144	2.441.247.264
Administrativo	111	926.882.806
Docente	115	2.142.987.129
Obrero	244	1.701.091.766
Personal Fijo a Tiempo Parcial	**6**	**41.831.935**
Profesional y Técnico	2	14.159.863
Docente	4	27.672.072
Personal Contratado	**266**	**2.375.184.024**
Docente	266	2.375.184.024
TOTAL	**889**	**9.720.809.044**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**211**	**6.076.305.065**
Jubilado	193	5.608.658.020
Pensionado	18	467.647.045
Administrativo	**1**	**5.012.760**
Apoyo	1	5.012.760
Jubilado	1	5.012.760
Obrero	**46**	**313.051.368**
Jubilado	42	291.968.568
Pensionado	4	21.082.800
TOTAL	**258**	**6.394.369.193**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	23.516.116.497
4.02	Materiales, Suministros y Mercancías	430.368.972
4.03	Servicios no Personales	1.510.105.209
4.04	Activos Reales	364.086.389
4.07	Transferencias y Donaciones	10.792.222.933
4.08	Otros Gastos	32.767.775
4.11	Disminución de Pasivos	440.386.845
	TOTAL	**37.086.054.620**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**36.612.900.000**
Transferencias y Donaciones Corrientes	36.572.900.000
Del Sector Público	36.572.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	36.572.900.000
De la República	36.572.900.000
Recursos Ordinarios	36.572.900.000
Ingresos de Operación	24.000.000
Otros Ingresos de Operación	24.000.000
Rentas de la Propiedad	16.000.000
Intereses	16.000.000
Intereses Internos	16.000.000
Intereses por Depósitos	16.000.000
B. Gastos Corrientes	**36.281.581.386**
Gastos de Consumo	25.489.358.453
Remuneraciones	23.516.116.497
Sueldos, Salarios y Otras Retribuciones	7.705.957.260
Beneficios y Complementos de Sueldos y Salarios	10.664.697.788
Aportes Patronales	889.911.461
Prestaciones Sociales y Otras Indemnizaciones	1.799.274.493
Asistencia Socioeconómica	2.108.422.484
Otros Gastos de Personal	347.853.011
Bienes y Servicios	1.940.474.181
Bienes de Consumo	430.368.972
Servicios no Personales	1.510.105.209
Depreciación y Amortización	32.767.775
Transferencias y Donaciones Corrientes	10.792.222.933
Al Sector Privado	10.792.222.933
Transferencias Corrientes al Sector Privado	10.792.222.933
Directas a Personas	10.792.222.933
Pensiones y Otros Beneficios Asociados	797.014.224
Jubilaciones y Otros Beneficios Asociados	9.625.208.709
Otras Transferencias Directas a Personas	370.000.000
C. Resultado Económico:Ahorro	**331.318.614**
II. Cuenta Capital	
A. Ingresos de Capital	**364.086.389**
Recursos Propios de Capital	364.086.389
Ahorro en la Cuenta Corriente	331.318.614
Incremento de la Depreciación y Amortización Acumuladas	32.767.775
B. Gastos de Capital	**364.086.389**
Inversion Real Directa	364.086.389
Formación Bruta de Capital Fijo	364.086.389
Edificios e Instalaciones	184.306.389
Maquinaria, Equipos y Otros Bienes Muebles	179.780.000
C. Resultado Financiero: Equilibrado	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**440.386.845**
Disminución de la Inversion Financiera	440.386.845
Disminución de Otros Activos Financieros	440.386.845
Disminución de Disponibilidades	440.386.845
Disminución de Bancos	440.386.845
B. Aplicaciones Financieras	**440.386.845**
Disminución de Pasivos	440.386.845
Disminución de Cuentas y Efectos por Pagar	440.386.845
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	440.386.845
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	340.386.845
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	100.000.000

A0034
Instituto Universitario de Tecnología de Ejido

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE EJIDO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario Tecnológico de Ejido fue creado mediante Decreto Presidencial N° 1.300 de fecha 26 de Noviembre de 1.981. Dada la dinámica institucional. generada por la actividad docente-administrativa, la estructura orgánica funcional ha sufrido constantes cambios para adecuarse a los nuevos tiempos.

Es una institución cuya misión permite ofrecer educación y formación superior mediante un proceso de enseñanza aprendizaje que busca alcanzar la excelencia, a fin de lograr ciudadanos con sólida preparación profesional, científica, tecnológica y humanística que genere, fomente y difunda conocimientos por medio de la investigación, contribuyendo de esta manera con uno de los servicios a prestar en el desarrollo cultural, social y económico a la sociedad venezolana.

El Instituto Universitario Tecnológico de Ejido en su visión futurística se perfila como una institución líder en la formación de recursos humanos que contribuyan al desarrollo sustentable en nuestra región y su entorno.

Los lineamientos y directrices por las cuales se rige el I.U.T.E. son los emanados del Ministerio de Educación Superior enmarcados en los planes de la Nación y que permitirán el logro de los objetivos de las políticas académicas de nuestra institución.

El I.U.T.E. se dedica a la Formación de Recursos Humanos a nivel Técnico Superior Universitario en carreras cortas cuyas menciones son: Turismo, Hotelería, Minería, Construcción Civil, Manejo de Emergencias y Acción Contra Desastres, Contaduría, Agrotécnica, Informática y Radiología Médica; las especializaciones en Gerencia de Obras Civiles y Administración de empresas agropecuarias.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**19.081.200.000**
Transferencias y Donaciones Corrientes	19.026.200.000
Del Sector Público	19.026.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	19.026.200.000
De la República	19.026.200.000
Venta de Bienes y Servicios de las Administraciones Publicas	40.000.000
Venta de Servicios	40.000.000
Rentas de la Propiedad	15.000.000
Intereses	15.000.000
Intereses Internos	15.000.000
Intereses por Depósitos	15.000.000
Fuentes Financieras	**200.000.000**
Disminución de la Inversión Financiera	200.000.000
Disminución de Otros Activos Financieros	200.000.000
Disminución de Disponibilidades	200.000.000
Disminución de Bancos	200.000.000
TOTAL	**19.281.200.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**18.893.319.568**
Gastos de Consumo	16.842.203.616
Remuneraciones	15.457.563.465
Sueldos, Salarios y Otras Retribuciones	5.312.637.584
Beneficios y Complementos de Sueldos y Salarios	6.418.549.378
Aportes Patronales	516.753.416
Prestaciones Sociales y Otras Indemnizaciones	1.776.428.419
Asistencia Socioeconómica	1.170.626.919
Otros Gastos de Personal	262.567.749
Bienes y Servicios	1.384.640.151
Bienes de Consumo	230.662.601
Servicios no Personales	1.153.977.550
Transferencias y Donaciones Corrientes	2.051.115.952
Al Sector Privado	2.051.115.952
Transferencias Corrientes al Sector Privado	2.051.115.952
Directas a Personas	2.025.928.095
Pensiones y Otros Beneficios Asociados	31.508.776
Jubilaciones y Otros Beneficios Asociados	1.463.319.319
Otras Transferencias Directas a Personas	531.100.000
Otras Transferencias Corrientes Internas al Sector Privado	25.187.857
Gastos de Capital	**187.880.432**
Inversión Real Directa	187.880.432
Formación Bruta de Capital Fijo	187.880.432
Edificios e Instalaciones	8.003.600
Maquinaria, Equipos y Otros Bienes Muebles	168.676.832
Bienes Preexistentes	11.100.000
Construcciones de Bienes de Dominio Privado	100.000
Aplicaciones Financieras	**200.000.000**
Disminución de Pasivos	200.000.000
Disminución de Cuentas y Efectos por Pagar	200.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	200.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	50.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	65.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	85.000.000
TOTAL	**19.281.200.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A034018	Asistencia Socio-económicas., Acadim. y Salud de los Estudiantes. del I.U.T.E y sus Extensiones.	Beca	1.145		1.129.700.000			1.129.700.000
A034031	Formación de Técnicos Superiores Universitarios en las Carreras de Minerma, Construcción Civil e Informática	Alumno Atendido	3.974		3.467.404.864			3.467.404.864
A034039	Formación de Técnicos Superiores Universitarios en las Carreras de Aerotecnia, Manejo de Emergencia y Acción Contra Desastre y Tecnología Radiológica	Alumno Atendido	2.007		2.214.254.938			2.214.254.938
A034028	Formación de Técnicos Superiores Universitarios en las Carreras de Contaduría, Hotelería y Turismo	Alumno Atendido	3.946		2.854.618.112			2.854.618.112
A034029	Servicios Generales	Mantenimiento	5		1.685.522.086			1.685.522.086
	TOTAL				11.351.500.000			11.351.500.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	118.660.876	5.092.928.580			5.211.589.456
02	Gestión Administrativa	136.339.124	1.086.943.325			1.223.282.449
03	Previsión y Protección Social		1.494.828.095			1.494.828.095
	TOTAL	255.000.000	7.674.700.000			7.929.700.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**405**	**5.372.173.117**
Directivo	3	97.781.640
Profesional y Técnico	82	1.353.573.916
Administrativo	79	587.167.305
Docente	165	2.858.150.487
Obrero	76	475.499.769
Personal Fijo a Tiempo Parcial	**35**	**165.865.944**
Docente	35	165.865.944
Personal Contratado	**94**	**616.688.220**
Profesional y Técnico	2	22.280.148
Administrativo	10	50.127.600
Docente	71	484.534.284
Obrero	11	59.746.188
TOTAL	**534**	**6.154.727.281**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**41**	**910.229.688**
Jubilado	38	891.482.844
Pensionado	3	18.746.844
Administrativo	**2**	**6.167.844**
Apoyo	2	6.167.844
Pensionado	2	6.167.844
Obrero	**4**	**23.040.768**
Jubilado	4	23.040.768
TOTAL	**47**	**939.438.300**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	15.457.563.465
4.02	Materiales, Suministros y Mercancías	230.662.601
4.03	Servicios no Personales	1.153.977.550
4.04	Activos Reales	187.880.432
4.07	Transferencias y Donaciones	2.051.115.952
4.11	Disminución de Pasivos	200.000.000
	TOTAL	**19.281.200.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**19.081.200.000**
Transferencias y Donaciones Corrientes	19.026.200.000
Del Sector Público	19.026.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	19.026.200.000
De la República	19.026.200.000
Recursos Ordinarios	19.026.200.000
Venta de Bienes y Servicios de las Administraciones Publicas	40.000.000
Venta de Servicios	40.000.000
Rentas de la Propiedad	15.000.000
Intereses	15.000.000
Intereses Internos	15.000.000
Intereses por Depósitos	15.000.000
B. Gastos Corrientes	**18.893.319.568**
Gastos de Consumo	16.842.203.616
Remuneraciones	15.457.563.465
Sueldos, Salarios y Otras Retribuciones	5.312.637.584
Beneficios y Complementos de Sueldos y Salarios	6.418.549.378
Aportes Patronales	516.753.416
Prestaciones Sociales y Otras Indemnizaciones	1.776.428.419
Asistencia Socioeconómica	1.170.626.919
Otros Gastos de Personal	262.567.749
Bienes y Servicios	1.384.640.151
Bienes de Consumo	230.662.601
Servicios no Personales	1.153.977.550
Transferencias y Donaciones Corrientes	2.051.115.952
Al Sector Privado	2.051.115.952
Transferencias Corrientes al Sector Privado	2.051.115.952
Directas a Personas	2.025.928.095
Pensiones y Otros Beneficios Asociados	31.508.776
Jubilaciones y Otros Beneficios Asociados	1.463.319.319
Otras Transferencias Directas a Personas	531.100.000
Otras Transferencias Corrientes Internas al Sector Privado	25.187.857
C. Resultado Económico: Ahorro	**187.880.432**
II. Cuenta Capital	
A. Ingresos de Capital	**187.880.432**
Recursos Propios de Capital	187.880.432
Ahorro	187.880.432
B. Gastos de Capital	**187.880.432**
Inversión Real Directa	187.880.432
Formación Bruta de Capital Fijo	187.880.432
Edificios e Instalaciones	8.003.600
Maquinaria, Equipos y Otros Bienes Muebles	168.676.832
Bienes Preexistentes	11.100.000
Construcciones de Bienes de Dominio Privado	100.000
C. Resultado Financiero: Equilibrado	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**200.000.000**
Disminución de la Inversión Financiera	200.000.000
Disminución de Otros Activos Financieros	200.000.000
Disminución de Disponibilidades	200.000.000
Disminución de Bancos	200.000.000
B. Aplicaciones Financieras	**200.000.000**
Disminución de Pasivos	200.000.000
Disminución de Cuentas y Efectos por Pagar	200.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	200.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	50.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	65.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	85.000.000

A0035
Instituto Universitario de Tecnología de Yaracuy

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE YARACUY

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología de Yaracuy tiene como objetivo fundamental, formar Técnicos Superiores altamente calificados en las áreas: Agrícola, Pecuaria, Recursos Naturales Renovables, Alimentos, Enfermería y Administración, los cuales contribuirán con el desarrollo del país, de la región y especialmente del Estado Yaracuy.

Es misión de la Institución egresar profesionales críticos, creativos, emprendedores, y capaces de adaptarse a los cambios que pudiesen presentarse en las diferentes áreas de desempeño con alto sentido de responsabilidad, justicia social, equidad, trabajo en equipo y sensibilidad humana.

Entre las políticas institucionales destacan emprender acciones que coadyuven al incremento de la productividad del sector agroindustrial y apoyar al sector salud con el objeto de contribuir a la solución de la problemática regional y nacional. Además de optimizar los recursos asignados mediante el establecimiento de convenios interinstitucionales y el apoyo a la Misión Sucre como política del Estado.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**18.569.100.000**
Transferencias y Donaciones Corrientes	18.547.100.000
Del Sector Público	18.547.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	18.547.100.000
De la República	18.547.100.000
Venta de Bienes y Servicios de las Administraciones Publicas	12.000.000
Venta de Servicios	12.000.000
Rentas de la Propiedad	10.000.000
Intereses	10.000.000
Intereses Internos	10.000.000
Intereses por Depósitos	10.000.000
Fuentes Financieras	**250.000.000**
Disminución de la Inversión Financiera	250.000.000
Disminución de Otros Activos Financieros	250.000.000
Disminución de Disponibilidades	250.000.000
Disminución de Bancos	250.000.000
TOTAL	**18.819.100.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**18.183.085.000**
Gastos de Consumo	14.410.597.004
Remuneraciones	12.260.353.902
Sueldos, Salarios y Otras Retribuciones	4.498.929.636
Beneficios y Complementos de Sueldos y Salarios	5.468.467.529
Aportes Patronales	344.840.576
Prestaciones Sociales y Otras Indemnizaciones	570.279.884
Asistencia Socioeconómica	1.249.425.148
Otros Gastos de Personal	128.411.129
Bienes y Servicios	2.150.243.102
Bienes de Consumo	1.243.175.161
Servicios no Personales	907.067.941
Transferencias y Donaciones Corrientes	3.772.487.996
Al Sector Privado	3.772.487.996
Transferencias Corrientes al Sector Privado	3.772.487.996
Directas a Personas	3.772.487.996
Pensiones y Otros Beneficios Asociados	174.700.940
Jubilaciones y Otros Beneficios Asociados	3.588.787.056
Otras Transferencias Directas a Personas	9.000.000
Gastos de Capital	**386.015.000**
Inversión Real Directa	386.015.000
Formación Bruta de Capital Fijo	386.015.000
Edificios e Instalaciones	70.000.000
Maquinaria, Equipos y Otros Bienes Muebles	316.015.000
Aplicaciones Financieras	**250.000.000**
Disminución de Pasivos	250.000.000
Disminución de Cuentas y Efectos por Pagar	250.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	250.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	150.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	30.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	70.000.000
TOTAL	**18.819.100.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0001	Formar Técnicos Superiores Universitarios en Tecnología Agrícola	Graduado	74		877.747.411			877.747.411
0002	Formar Técnicos Superiores Universitarios en Tecnología Pecuaria	Graduado	110		800.285.835			800.285.835
00003	Formar Técnicos Superiores Universitarios en Tecnología de Recursos Naturales Renovables	Graduado	110		598.437.384			598.437.384
00004	Formar Técnicos Superiores Universitarios en Tecnología de Alimentos	Graduado	256		1.270.930.132			1.270.930.132
00005	Formar Técnicos Superiores Universitarios en Tecnología de Administración Mención Gerencia de Empresas	Graduado	180		383.677.449			383.677.449
00006	Formación de Técnicos Superiores Universitarios en Tecnología de Enfermería.	Graduado	102		466.129.695			466.129.695
00007	Formación de Técnicos Superiores Universitarios en Tecnología de Agrícola, Pecuaria, Alimento y Recursos Naturales Renovables.	Alumno Atendido	500		1.825.180.207			1.825.180.207
00008	Desarrollo Integral del Centro Operacional Palito Blanco del Instituto Universitario de Tecnología de Yaracuy	Hectárea	60		34.668.000			34.668.000
00009	Fortalecimiento del Laboratorio de Microbiología	Análisis	400		21.000.000			21.000.000
00010	Fortalecimiento de los Laboratorios de la Especialidad de Enfermería	Dotación	4		64.500.000			64.500.000
00011	Fortalecer Los laboratorios de Computación \"Prof. Carmen de Ramírez" e Ing. Moisés Sánchez Leal del Instituto Universitario de Tecnología de Yaracuy.	Alumno Atendido	2.400		35.800.000			35.800.000
00012	Apoyo a la Misión Sucre Como una Política del Estado Venezolano	Alumno Atendido	1.000		52.704.000			52.704.000
00013	Asistencia Socio Económica, Académica y de Salud a los Estudiantes del Instituto Universitario de Tecnología de Yaracuy	Alumno Atendido	1.500		809.370.000			809.370.000
00014	Actualización de Biblioteca	Usuario	6.000		38.300.000			38.300.000
00015	Promover la Investigación en el Nivel Docente y Estudiantil del IUTY	Taller / Curso	60		40.000.000			40.000.000
00016	Fortalecimiento de las Gestión de Extensión Universitaria	Participación	24		52.290.146			52.290.146
00017	Elaboración de Productos Agroalimentarios en las Plantas Piloto I y II del IUTY	Unidad	24.000		35.000.000			35.000.000
00018	Ejecutar Proyectos de Recuperación Adecuación de Bienes Muebles	Servicio	50		271.779.741			271.779.741

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
00019	Mantenimiento, Acometida, Remodelación y Construcción de Bienes Muebles.	Área	400		70.000.000			70.000.000
	TOTAL				7.747.800.000			7.747.800.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.183.015.789			6.183.015.789
02	Gestión Administrativa	272.000.000	852.796.215			1.124.796.215
03	Previsión y Protección Social		3.763.487.996			3.763.487.996
	TOTAL	272.000.000	10.799.300.000			11.071.300.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**303**	**3.827.613.353**
Directivo	3	89.156.887
Profesional y Técnico	73	1.276.572.546
Administrativo	44	400.582.912
Docente	68	1.225.408.832
Obrero	115	835.892.176
Personal Fijo a Tiempo Parcial	**17**	**81.585.794**
Docente	17	81.585.794
Personal Contratado	**189**	**1.477.700.670**
Profesional y Técnico	3	63.813.938
Administrativo	2	13.887.220
Docente	184	1.399.999.512
TOTAL	**509**	**5.386.899.817**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**88**	**2.017.000.125**
Jubilado	87	2.011.619.681
Pensionado	1	5.380.444
Obrero	**40**	**262.252.581**
Jubilado	36	228.029.860
Pensionado	4	34.222.721
TOTAL	**128**	**2.279.252.706**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	12.260.353.902
4.02	Materiales, Suministros y Mercancías	1.243.175.161
4.03	Servicios no Personales	907.067.941
4.04	Activos Reales	386.015.000
4.07	Transferencias y Donaciones	3.772.487.996
4.11	Disminución de Pasivos	250.000.000
	TOTAL	**18.819.100.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**18.569.100.000**
Transferencias y Donaciones Corrientes	18.547.100.000
Del Sector Público	18.547.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	18.547.100.000
De la República	18.547.100.000
Recursos Ordinarios	18.547.100.000
Venta de Bienes y Servicios de las Administraciones Publicas	12.000.000
Venta de Servicios	12.000.000
Rentas de la Propiedad	10.000.000
Intereses	10.000.000
Intereses Internos	10.000.000
Intereses por Depósitos	10.000.000
B. Gastos Corrientes	**18.183.085.000**
Gastos de Consumo	14.410.597.004
Remuneraciones	12.260.353.902
Sueldos, Salarios y Otras Retribuciones	4.498.929.636
Beneficios y Complementos de Sueldos y Salarios	5.468.467.529
Aportes Patronales	344.840.576
Prestaciones Sociales y Otras Indemnizaciones	570.279.884
Asistencia Socioeconómica	1.249.425.148
Otros Gastos de Personal	128.411.129
Bienes y Servicios	2.150.243.102
Bienes de Consumo	1.243.175.161
Servicios no Personales	907.067.941
Transferencias y Donaciones Corrientes	3.772.487.996
Al Sector Privado	3.772.487.996
Transferencias Corrientes al Sector Privado	3.772.487.996
Directas a Personas	3.772.487.996
Pensiones y Otros Beneficios Asociados	174.700.940
Jubilaciones y Otros Beneficios Asociados	3.588.787.056
Otras Transferencias Directas a Personas	9.000.000
C. Resultado Económico: Ahorro	**386.015.000**
II. Cuenta Capital	
A. Ingresos de Capital	**386.015.000**
Recursos Propios de Capital	386.015.000
Ahorro en la Cuenta Corriente	386.015.000
B. Gastos de Capital	**386.015.000**
Inversión Real Directa	386.015.000
Formación Bruta de Capital Fijo	386.015.000
Edificios e Instalaciones	70.000.000
Maquinaria, Equipos y Otros Bienes Muebles	316.015.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**250.000.000**
Disminución de la Inversión Financiera	250.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Otros Activos Financieros	250.000.000
Disminución de Disponibilidades	250.000.000
Disminución de Bancos	250.000.000
B. Aplicaciones Financieras	**250.000.000**
Disminución de Pasivos	250.000.000
Disminución de Cuentas y Efectos por Pagar	250.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	250.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	150.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	30.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	70.000.000

A0036
Instituto Universitario de Tecnología de Puerto Cabello

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE PUERTO CABELLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología de Puerto Cabello, tiene como visión consolidarse como una casa de estudio de educación superior, dedicada al desarrollo y divulgación del conocimiento en las áreas de ciencia, tecnología y a la comprensión del hombre en sus dimensiones histórico-social, así como también una imagen que propicia la transformación institucional para proyectarse como una organización de prestigio académico y con la participación de su comunidad y su entorno.

Su misión es formar técnicos superiores a nivel universitario de excelente calidad en la especialidad de mecánica industrial, mecánica térmica, mecánica automotriz, metalurgia, gestión hotelera y turismo; aptos para desempeñarse en el campo de trabajo en forma eficiente y atendiendo a las necesidades de los diferentes sectores productivos del país.

Esta casa de estudio atenderá una matricula para el año 2006 de aproximadamente 6.000 alumnos, además de ofrecer servicios estudiantiles de comedor, becas estudiantiles, trasporte, biblioteca, servicio medico-odontológico, ayudantías y orientación.

Para apoyar esta gestión el IUTPC, contara con una plantilla de recursos humanos de 428 trabajadores de los cuales 8 corresponden al personal directivo, 228 a la categoría de docentes, 108 a la categoría de administrativos y 84 obreros; así como también 76 beneficiados en calidad de jubilados y pensionados de la institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**17.386.000.000**
Transferencias y Donaciones Corrientes	17.326.000.000
Del Sector Público	17.326.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	17.326.000.000
De la República	17.326.000.000
Ingresos de Operación	30.000.000
Otros Ingresos de Operación	30.000.000
Rentas de la Propiedad	30.000.000
Intereses	30.000.000
Intereses Internos	30.000.000
Intereses por Depósitos	30.000.000
Fuentes Financieras	**80.000.000**
Disminucion de la Inversion Financiera	80.000.000
Disminución de Otros Activos Financieros	80.000.000
Disminución de Disponibilidades	80.000.000
Disminución de Bancos	80.000.000
TOTAL	**17.466.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**17.038.102.295**
Gastos de Consumo	14.769.263.634
Remuneraciones	12.540.053.634
Sueldos, Salarios y Otras Retribuciones	4.576.920.659
Beneficios y Complementos de Sueldos y Salarios	5.320.573.707
Aportes Patronales	535.904.073
Prestaciones Sociales y Otras Indemnizaciones	1.260.154.358
Asistencia Socioeconómica	837.490.837
Otros Gastos de Personal	9.010.000
Bienes y Servicios	2.229.210.000
Bienes de Consumo	442.200.000
Servicios no Personales	1.787.010.000
Transferencias y Donaciones Corrientes	2.268.838.661
Al Sector Privado	2.268.838.661
Transferencias Corrientes al Sector Privado	2.238.838.661
Directas a Personas	2.238.838.661
Pensiones y Otros Beneficios Asociados	87.804.605
Jubilaciones y Otros Beneficios Asociados	1.812.634.056
Otras Transferencias Directas a Personas	338.400.000
Donaciones Corrientes al Sector Privado	30.000.000
Donaciones a Instituciones sin Fines de Lucro	30.000.000
Gastos de Capital	**347.897.705**
Inversion Real Directa	347.897.705
Formación Bruta de Capital Fijo	347.897.705
Maquinaria, Equipos y Otros Bienes Muebles	342.897.705
Bienes Preexistentes	5.000.000
Aplicaciones Financieras	**80.000.000**
Disminucion de Pasivos	80.000.000
Disminución de Cuentas y Efectos por Pagar	80.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	80.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	60.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	20.000.000
TOTAL	**17.466.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
007	Mantener y Fortalecer los Laboratorios y Talleres de las Especialidades	Dotación	5		216.040.000			216.040.000
001	Formación de Técnicos Superiores en Mecánica Industrial	Matrícula	1.920		4.226.548.714			4.226.548.714
002	Formación de Técnicos Superiores en Metalurgia	Matrícula	1.523		1.823.293.532			1.823.293.532
003	Formación de Técnicos Superiores en Mecánica Térmica	Matrícula	1.039		1.406.871.596			1.406.871.596
004	Formación de Técnicos Superiores en Mecánica Automotriz	Matrícula	518		681.550.963			681.550.963
005	Formación de Técnicos Superiores en la Extensión Chichiriviche	Matrícula	1.000		565.982.189			565.982.189
006	Universalización de la Educación (misión Sucre)	Alumno	2.000		59.000.000			59.000.000
008	Dotar y Actualizar los Recursos Instruccionales	Dotación	8		67.000.000			67.000.000
009	Capacitar y Actualizar el Recurso Humano	Capacitación	16		10.000			10.000
010	Asistencia Socio-económica a los Estudiantes	Ayuda	1.830	60.000.000	1.344.200.000			1.404.200.000
011	Proyectos por Líneas de Investigación	Desarrollo / Implantación	7		8.000.000			8.000.000
012	Participar y Asistir a Congresos, Eventos y Jornadas de Investigación	Jornada	4		3.010.000			3.010.000
013	Desarrollar y Ejecutar Proyectos de Extensión	Desarrollo Soc. Organizada	9		56.500.000			56.500.000
014	Ejecutar Proyectos de Construcción	Construcción	19		20.000			20.000
015	Ejecutar Proyectos de Ampliación	Construcción	2		20.000			20.000
016	Recuperación y Adecuación de Bienes Inmuebles	Reparación y Mantenimiento	3		33.020.000			33.020.000
017	Actualizar y/o Mantener Bienes Muebles	Actualización	10		1.853.533.006			1.853.533.006
018	Fortalecer la Plataforma Informática	Plataforma / Equipo	1		51.000.000			51.000.000
	TOTAL			60.000.000	12.395.600.000			12.455.600.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.291.920.736			2.291.920.736
02	Gestión Administrativa	80.000.000	738.040.602			818.040.602
03	Previsión y Protección Social		1.900.438.662			1.900.438.662
	TOTAL	80.000.000	4.930.400.000			5.010.400.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**299**	**4.314.215.776**
Directivo	8	219.434.784
Profesional y Técnico	49	816.518.287
Administrativo	41	325.016.426
Docente	129	2.408.155.179
Obrero	72	545.091.100
Personal Fijo a Tiempo Parcial	**18**	**130.092.516**
Docente	18	130.092.516
Personal Contratado	**111**	**934.125.986**
Profesional y Técnico	11	138.484.101
Administrativo	7	46.244.944
Docente	81	676.713.900
Obrero	12	72.683.041
TOTAL	**428**	**5.378.434.278**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**45**	**1.030.227.924**
Jubilado	37	999.911.484
Pensionado	8	30.316.440
Administrativo	**2**	**27.264.193**
Profesional y Técnico	2	27.264.193
Pensionado	2	27.264.193
Obrero	**29**	**152.005.416**
Jubilado	27	150.163.836
Pensionado	2	1.841.580
TOTAL	**76**	**1.209.497.533**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	12.540.053.634
4.02	Materiales, Suministros y Mercancías	442.200.000
4.03	Servicios no Personales	1.787.010.000
4.04	Activos Reales	347.897.705
4.07	Transferencias y Donaciones	2.268.838.661
4.11	Disminucion de Pasivos	80.000.000
	TOTAL	**17.466.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.386.000.000**
Transferencias y Donaciones Corrientes	17.326.000.000
Del Sector Público	17.326.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	17.326.000.000
De la República	17.326.000.000
Recursos Ordinarios	17.326.000.000
Ingresos de Operación	30.000.000
Otros Ingresos de Operación	30.000.000
Rentas de la Propiedad	30.000.000
Intereses	30.000.000
Intereses Internos	30.000.000
Intereses por Depósitos	30.000.000
B. Gastos Corrientes	**17.038.102.295**
Gastos de Consumo	14.769.263.634
Remuneraciones	12.540.053.634
Sueldos, Salarios y Otras Retribuciones	4.576.920.659
Beneficios y Complementos de Sueldos y Salarios	5.320.573.707
Aportes Patronales	535.904.073
Prestaciones Sociales y Otras Indemnizaciones	1.260.154.358
Asistencia Socioeconómica	837.490.837
Otros Gastos de Personal	9.010.000
Bienes y Servicios	2.229.210.000
Bienes de Consumo	442.200.000
Servicios no Personales	1.787.010.000
Transferencias y Donaciones Corrientes	2.268.838.661
Al Sector Privado	2.268.838.661
Transferencias Corrientes al Sector Privado	2.238.838.661
Directas a Personas	2.238.838.661
Pensiones y Otros Beneficios Asociados	87.804.605
Jubilaciones y Otros Beneficios Asociados	1.812.634.056
Otras Transferencias Directas a Personas	338.400.000
Donaciones Corrientes al Sector Privado	30.000.000
Donaciones a Instituciones sin Fines de Lucro	30.000.000
C. Resultado Económico:Ahorro	**347.897.705**
II. Cuenta Capital	
A. Ingresos de Capital	**347.897.705**
Recursos Propios de Capital	347.897.705
Ahorro en la Cuenta Corriente	347.897.705
B. Gastos de Capital	**347.897.705**
Inversion Real Directa	347.897.705
Formación Bruta de Capital Fijo	347.897.705
Maquinaria, Equipos y Otros Bienes Muebles	342.897.705
Bienes Preexistentes	5.000.000
C. Resultado Financiero: Equilibrado	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**80.000.000**
Disminucion de la Inversion Financiera	80.000.000
Disminución de Otros Activos Financieros	80.000.000
Disminución de Disponibilidades	80.000.000
Disminución de Bancos	80.000.000
B. Aplicaciones Financieras	**80.000.000**
Disminucion de Pasivos	80.000.000
Disminución de Cuentas y Efectos por Pagar	80.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	80.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	60.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	20.000.000

A0038
Instituto Universitario de Tecnología de Valencia

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE VALENCIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología de Valencia para el 2006, ha establecido dentro de sus políticas alcanzar el normal funcionamiento con base a la transferencia recibida del Ejecutivo Nacional por Bs. 19.433,8 millones, conjuntamente con los ingresos propios y otros conceptos financieros y de capital por Bs. 1.082,0 millones.

La gestión de la Institución se apoyá con una plantilla de personal integrada por, 280 docentes, 74 profesionales y técnicos, 57 administrativos y 77 obreros.

Se atenderá aproximadamente 6.730 alumnos, en las especialidades de Informática, Química, Polímeros y Electricidad, así como también se prestará servicios de biblioteca, comedor, transporte entre otras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**19.634.600.000**
Transferencias y Donaciones Corrientes	19.433.800.000
Del Sector Público	19.433.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	19.433.800.000
De la República	19.433.800.000
Ingresos de Operación	125.800.000
Otros Ingresos de Operación	125.800.000
Rentas de la Propiedad	75.000.000
Intereses	75.000.000
Intereses Internos	75.000.000
Intereses por Depósitos	75.000.000
Ingresos de Capital	**37.652.656**
Recursos Propios de Capital	37.652.656
Incremento de la Depreciación y Amortización Acumuladas	37.652.656
Fuentes Financieras	**843.575.093**
Disminucion de la Inversion Financiera	843.575.093
Disminución de Otros Activos Financieros	843.575.093
Disminución de Disponibilidades	843.575.093
Disminución de Caja	533.575.093
Disminución de Bancos	310.000.000
TOTAL	**20.515.827.749**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**19.787.464.900**
Gastos de Consumo	16.762.404.066
Remuneraciones	13.625.184.207
Sueldos, Salarios y Otras Retribuciones	4.959.979.487
Beneficios y Complementos de Sueldos y Salarios	6.052.673.511
Aportes Patronales	499.092.865
Prestaciones Sociales y Otras Indemnizaciones	774.854.502
Asistencia Socioeconómica	1.135.489.522
Otros Gastos de Personal	203.094.320
Bienes y Servicios	3.099.567.203
Bienes de Consumo	767.700.000
Servicios no Personales	2.331.867.203
Depreciación y Amortización	37.652.656
Transferencias y Donaciones Corrientes	3.025.060.834
Al Sector Privado	3.025.060.834
Transferencias Corrientes al Sector Privado	2.953.460.834
Directas a Personas	2.953.460.834
Pensiones y Otros Beneficios Asociados	119.554.374
Jubilaciones y Otros Beneficios Asociados	2.427.306.460
Otras Transferencias Directas a Personas	406.600.000
Donaciones Corrientes al Sector Privado	71.600.000
Donaciones a Personas	71.600.000
Gastos de Capital	**418.362.849**
Inversion Real Directa	418.362.849
Formación Bruta de Capital Fijo	418.362.849
Edificios e Instalaciones	122.201.080
Maquinaria, Equipos y Otros Bienes Muebles	282.661.769
Bienes Preexistentes	13.500.000
Aplicaciones Financieras	**310.000.000**
Disminucion de Pasivos	310.000.000
Disminución de Cuentas y Efectos por Pagar	310.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	310.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	119.100.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	900.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	190.000.000
TOTAL	**20.515.827.749**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25979	Formación del Técnico Superior Universitario en la Especialidad de Informática	Alumno Atendido	3.000		2.346.000.000			2.346.000.000
25190	Formación de Técnicos Superior Universitarios en la Especialidad de Química	Alumno Atendido	1.300		1.650.000.000			1.650.000.000
26181	Asistir Socio-económicamente a los Estudiantes	Alumno Atendido	7.144		1.948.200.000			1.948.200.000
25982	Formación de Técnico Superior Universitario en la Especialidad de Polímeros	Alumno Atendido	1.110		1.557.000.000			1.557.000.000
25972	Formación de Técnico Superior Universitario en Electricidad	Alumno Atendido	1.320		2.143.924.807			2.143.924.807
26828	Fortalecer y Mantener en Optimas Condiciones el Funcionamiento de Control de Estudios	Actividad	2		75.000.000			75.000.000
26605	Formación Integral a los Estudiantes (cursos y Talleres)	Graduando	500		13.000.000			13.000.000
27139	Actualizar y Mantener Bienes Muebles	Alumno Atendido	525		40.000.000			40.000.000
26804	Dotación de Materiales y Suministros al Departamento de Planificación y Presupuesto y Secciones	Dotación	10		45.000.000			45.000.000
26755	Desarrollar Investigaciones en Áreas Pertinentes y Postgrado	Investigación	100		41.000.000			41.000.000
26175	Mantener y Fortalecer Laboratorios y Talleres	Taller / Curso	20		100.000.000			100.000.000
26789	Participación y Asistencia a Congresos, Eventos y Jornadas de Invetigacisn en Todos los Ámbitos Científico	Participación	100		7.000.000			7.000.000
26792	Desarrollar la Investigación Abierta en el Campo Científico Para los Docentes del Instituto	Investigación	100		51.000.000			51.000.000
26799	Desarrollar y Ejecutar Proyectos de Extensión	Proyecto	100		158.000.000			158.000.000
	TOTAL				10.175.124.807			10.175.124.807

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.153.259.400			6.153.259.400
02	Gestión Administrativa	1.082.027.749	558.554.959			1.640.582.708
03	Previsión y Protección Social		2.546.860.834			2.546.860.834
	TOTAL	1.082.027.749	9.258.675.193			10.340.702.942

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**307**	**4.497.250.017**
Profesional y Técnico	66	1.212.010.259
Administrativo	48	378.707.019
Docente	122	2.387.598.030
Obrero	71	518.934.709
Personal Fijo a Tiempo Parcial	**18**	**133.410.897**
Profesional y Técnico	2	19.838.733
Docente	16	113.572.164
Personal Contratado	**163**	**1.266.676.380**
Profesional y Técnico	6	70.466.760
Administrativo	9	46.099.992
Docente	142	1.119.734.628
Obrero	6	30.375.000
TOTAL	**488**	**5.897.337.294**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**55**	**2.344.071.284**
Jubilado	54	2.302.475.918
Pensionado	1	41.595.366
Administrativo	**1**	**23.410.608**
Profesional y Técnico	1	23.410.608
Pensionado	1	23.410.608
Obrero	**26**	**179.278.942**
Jubilado	13	124.830.542
Pensionado	13	54.448.400
TOTAL	**82**	**2.546.760.834**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	13.625.184.207
4.02	Materiales, Suministros y Mercancías	767.700.000
4.03	Servicios no Personales	2.331.867.203
4.04	Activos Reales	418.362.849
4.07	Transferencias y Donaciones	3.025.060.834
4.08	Otros Gastos	37.652.656
4.11	Disminución de Pasivos	310.000.000
	TOTAL	**20.515.827.749**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**19.634.600.000**
Transferencias y Donaciones Corrientes	19.433.800.000
Del Sector Público	19.433.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	19.433.800.000
De la República	19.433.800.000
Recursos Ordinarios	19.433.800.000
Ingresos de Operación	125.800.000
Otros Ingresos de Operación	125.800.000
Rentas de la Propiedad	75.000.000
Intereses	75.000.000
Intereses Internos	75.000.000
Intereses por Depósitos	75.000.000
B. Gastos Corrientes	**19.787.464.900**
Gastos de Consumo	16.762.404.066
Remuneraciones	13.625.184.207
Sueldos, Salarios y Otras Retribuciones	4.959.979.487
Beneficios y Complementos de Sueldos y Salarios	6.052.673.511
Aportes Patronales	499.092.865
Prestaciones Sociales y Otras Indemnizaciones	774.854.502
Asistencia Socioeconómica	1.135.489.522
Otros Gastos de Personal	203.094.320
Bienes y Servicios	3.099.567.203
Bienes de Consumo	767.700.000
Servicios no Personales	2.331.867.203
Depreciación y Amortización	37.652.656
Transferencias y Donaciones Corrientes	3.025.060.834
Al Sector Privado	3.025.060.834
Transferencias Corrientes al Sector Privado	2.953.460.834
Directas a Personas	2.953.460.834
Pensiones y Otros Beneficios Asociados	119.554.374
Jubilaciones y Otros Beneficios Asociados	2.427.306.460
Otras Transferencias Directas a Personas	406.600.000
Donaciones Corrientes al Sector Privado	71.600.000
Donaciones a Personas	71.600.000
C. Resultado Económico:Desahorro	**(152.864.900)**
II. Cuenta Capital	
A. Ingresos de Capital	**(115.212.244)**
Recursos Propios de Capital	(115.212.244)
Desahorro en la Cuenta Corriente	(152.864.900)
Incremento de la Depreciación y Amortización Acumuladas	37.652.656
B. Gastos de Capital	**418.362.849**
Inversion Real Directa	418.362.849
Formación Bruta de Capital Fijo	418.362.849
Edificios e Instalaciones	122.201.080
Maquinaria, Equipos y Otros Bienes Muebles	282.661.769
Bienes Preexistentes	13.500.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
C. Resultado Financiero:Déficit	**(533.575.093)**
III. Cuenta Financiera	
A. Fuentes Financieras	**843.575.093**
Disminucion de la Inversion Financiera	843.575.093
Disminución de Otros Activos Financieros	843.575.093
Disminución de Disponibilidades	843.575.093
Disminución de Caja	533.575.093
Disminución de Bancos	310.000.000
B. Aplicaciones Financieras	**843.575.093**
Disminucion de Pasivos	310.000.000
Disminución de Cuentas y Efectos por Pagar	310.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	310.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	119.100.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	900.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	190.000.000
Déficit Financiero	533.575.093

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO TRUJILLO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología del Estado Trujillo (IUTET), es un organismo de Educación Superior, cuya misión fundamental es formar recurso humano altamente calificado que responda a las exigencias del entorno, con habilidades, destrezas, sentido ético y de creatividad para innovar el trabajo productivo, con aptitud de permanente búsqueda de conocimiento, como parte de su formación y con la capacidad suficiente para organizar y administrar empresas que ayuden a impulsar el desarrollo económico social de la región y del país, todo lo anterior fundamentado en las actividades académicas, de investigación y extensión.

Asimismo se busca, hacer una Institución de prestigio como ente de educación superior sustentada en la libertad académica, en la autonomía institucional con sentido ético y reconocida por su competitividad, productividad, calidad y pertinencia de la educación que imparte, de la investigación que lleva efecto, del servicio y asistencia técnica que aporta a las comunidades y la producción de bienes y servicios como vía parcial de financiamiento.

Nuestra Institución para el año 2006 atenderá una matricula estimada de 7.051 estudiantes, por lo cual una de las estrategias prioritarias, es la asistencia integral al estudiante ocupando un lugar prioritario por lo que se destina un 9% del total del presupuesto para contribuir a la satisfacción de necesidades perentorias de índole socio económico que pueden afectar el rendimiento académico y desarrollo personal del estudiante, sin embargo la cobertura es baja en relación a la demanda de dichos servicios, ya que el 80% de nuestra matrícula corresponde a los estratos socioeconómicos con menores ingresos.

La gestión que lleva a efecto la Institución, está apoyada por un capital humano de 618 trabajadores, conformado por 329 docentes, con un personal administrativo de 233 empleados comprometidos con la gestión del Tecnológico, donde el 70% son profesionales y técnicos, así como un total de 56 obreros.

Las estimaciones del Presupuesto de Ingreso del IUTET para el año 2.006, totalizan la cantidad de Bs. 26.670,3 millones detallado de la siguiente manera: el aporte inicial del Ejecutivo Nacional Bs. 25.921,1 millones, ingresos propios y las colocaciones bancarias Bs. 40,0 millones, destinados a incrementar a los servicios estudiantiles y ayudas socio-económicas. Otra fuente de financiamiento es la disminución caja y banco por un monto de Bs. 709,2 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**25.961.100.000**
Transferencias y Donaciones Corrientes	25.921.100.000
Del Sector Público	25.921.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	25.921.100.000
De la República	25.921.100.000
Venta de Bienes y Servicios de las Administraciones Publicas	8.000.000
Venta de Servicios	8.000.000
Rentas de la Propiedad	32.000.000
Intereses	32.000.000
Intereses Internos	32.000.000
Intereses por Depósitos	32.000.000
Fuentes Financieras	**709.232.865**
Disminucion de la Inversion Financiera	709.232.865
Disminución de Otros Activos Financieros	709.232.865
Disminución de Disponibilidades	709.232.865
Disminución de Caja	709.232.865
TOTAL	**26.670.332.865**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**25.974.173.209**
Gastos de Consumo	24.450.246.271
Remuneraciones	21.349.924.740
Sueldos, Salarios y Otras Retribuciones	6.836.515.489
Beneficios y Complementos de Sueldos y Salarios	2.636.907.318
Aportes Patronales	1.069.379.321
Prestaciones Sociales y Otras Indemnizaciones	2.518.173.364
Asistencia Socioeconómica	1.880.817.133
Otros Gastos de Personal	6.408.132.115
Bienes y Servicios	3.100.321.531
Bienes de Consumo	380.402.945
Servicios no Personales	2.719.918.586
Transferencias y Donaciones Corrientes	1.523.926.938
Al Sector Privado	1.523.926.938
Transferencias Corrientes al Sector Privado	1.523.926.938
Directas a Personas	1.523.926.938
Pensiones y Otros Beneficios Asociados	100.147.453
Jubilaciones y Otros Beneficios Asociados	1.096.273.834

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Otras Transferencias Directas a Personas	327.505.651
Gastos de Capital	**409.444.496**
Inversion Real Directa	409.444.496
Formación Bruta de Capital Fijo	409.444.496
Maquinaria, Equipos y Otros Bienes Muebles	409.444.496
Aplicaciones Financieras	**286.715.160**
Disminucion de Pasivos	286.715.160
Disminución de Cuentas y Efectos por Pagar	286.715.160
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	286.715.160
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	178.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	108.715.160
TOTAL	**26.670.332.865**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Ao39001	Formación de Técnicos Superiores Universitarios en Mantenimiento de Equipos Mecánicos	Alumno Atendido	655		1.280.846.701			1.280.846.701
A039002	Formación de Técnicos Superiores en Mantenimiento Industrial	Alumno Atendido	702		907.524.683			907.524.683
A039003	Formación de Técnicos Superiores Universitarios en Mantenimiento de Equipos Eléctricos	Alumno Atendido	619		1.437.895.540			1.437.895.540
A039004	Formación de Técnicos Superiores Universitarios en Construcción Civil	Alumno Atendido	619		1.260.695.800			1.260.695.800
A039005	Formación de Técnicos Superiores Universitarios en Banca y Finanzas	Alumno Atendido	756		1.498.811.469			1.498.811.469
A039006	Formación de Técnicos Superiores Universitarios en Mantenimiento de Maquinaria Agrícola y Pesada	Alumno Atendido	745		1.075.952.637			1.075.952.637
A039007	Formación de Técnicos Superiores Universitarios en Administración de Empresas	Alumno Atendido	614		738.684.178			738.684.178
A039008	Formación de Técnicos Superiores Universitarios en Informática	Alumno Atendido	870		1.086.526.815			1.086.526.815
A039009	Formación de Técnicos Superiores Universitarios en Mercadeo	Alumno Atendido	785		952.100.159			952.100.159
A039010	Formación de Técnicos Superiores Universitarios en Servicios de la Hospitalidad	Alumno Atendido	277		413.247.825			413.247.825
A039011	Formación de Técnicos Superiores Universitarios en Turismo	Alumno Atendido	409		450.190.444			450.190.444
A039012	Fortalecer los Talleres y Laboratorios de la Sede Valera	Dotación	5		35.000.000			35.000.000
A039013	Fortalecer los Talleres y Laboratorios Sede Dividive	Dotación	3		20.000.000			20.000.000
A039014	Fortalecer los Laboratorios de la Sede Trujillo	Dotación	3		13.500.000			13.500.000
A039015	Fortalecer los Laboratorios de la Sede Bocono	Dotación	1		5.000.000			5.000.000
A039016	Dotar y Actualizar los Recursos Instruccionales de la Institución	Actualización	11		108.499.290			108.499.290
A039017	Formación y Actualización del Personal Docente y de Investigación del IUTET	Taller / Curso	134		183.500.000			183.500.000
A039018	Capacitación, Adiestramiento y Desarrollo del Personal Administrativo y Obrero	Taller / Curso	38		41.475.535			41.475.535
A039019	Asistir Socioeconomicamente a los Estudiantes del IUTET	Beca	4.500	462.517.705	5.556.109.611			6.018.627.316

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A039020	Formar Integralmente a los Estudiantes	Taller / Curso	7.050		18.600.000			18.600.000
A039021	Desarrollar Investigación en el Área de Mantenimiento de Equipos Mecánicos	Informe	26		500.000			500.000
A039022	Desarrollar Investigación en el Área de Mantenimiento Equipos Eléctricos	Proyecto	3		500.000			500.000
A039023	Desarrollar Investigación en el Área de Mantenimiento Industrial	Proyecto	0		500.000			500.000
A039024	Desarrollar Investigación en el Área de Banca y Finanzas	Proyecto	4		500.000			500.000
A039025	Desarrollar Investigación en el Área de Construcción Civil	Proyecto	3		500.000			500.000
A039026	Desarrollar Investigación en el Área de Informática	Proyecto	6		500.000			500.000
A039027	Desarrollar Investigación en el Área de Mercadeo	Proyecto	1		500.000			500.000
A039028	Desarrollar Investigación en el Área de Mantenimiento Agrícola y Pesada	Proyecto	5		500.000			500.000
A039029	Desarrollar Investigación en el Área de Administración de Empresas	Proyecto	3		500.000			500.000
A039030	Desarrollar Investigación en el Área de Servicios de la Hospitalidad	Proyecto	1		250.000			250.000
A039031	Desarrollar Investigación en el Área de Turismo	Proyecto	3		250.000			250.000
A039032	Promoción y Difusión de la Investigación	Jornada/Informe	14		89.343.769			89.343.769
A039033	Extensión Universitaria	Evento	65		84.880.188			84.880.188
A039034	Fortalecer y Modernizar la Planta Física de la Institución	Dotación	5		49.350.000			49.350.000
A039035	Construcción de la Planta Física de Extensión Trujillo y Dividive	Construcción	2		50.000			50.000
A039036	Ejecutar Proyectos de Recuperación y Adecuación de Bienes Inmuebles	Reparación	5		67.000.000			67.000.000
A039037	Actualizar y/o Mantener Bienes Muebles	Dotación	5		614.529.565			614.529.565
A039038	Fortalecer la Plataforma de Informática	Equipo	20		56.285.791			56.285.791
A039039	Formación de Especialistas	Programa	20		4.200.000			4.200.000
	TOTAL			462.517.705	18.054.800.000			18.517.317.705

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		5.683.751.307			5.683.751.307
02	Gestión Administrativa	286.715.160	986.127.405			1.272.842.565
03	Previsión y Protección Social		1.196.421.288			1.196.421.288
	TOTAL	286.715.160	7.866.300.000			8.153.015.160

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**417**	**6.391.089.281**
Directivo	2	49.824.023
Profesional y Técnico	98	1.567.907.267
Administrativo	75	579.074.044
Docente	184	3.741.536.665
Medico	2	36.427.908
Obrero	56	416.319.374
Personal Contratado	**201**	**1.717.296.280**
Profesional y Técnico	32	281.853.089
Administrativo	23	136.672.657
Docente	143	1.251.331.513
Medico	3	47.439.021
TOTAL	**618**	**8.108.385.561**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**29**	**664.165.620**
Jubilado	29	664.165.620
Obrero	**8**	**65.308.224**
Jubilado	8	65.308.224
TOTAL	**37**	**729.473.844**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	21.349.924.740
4.02	Materiales, Suministros y Mercancías	380.402.945
4.03	Servicios no Personales	2.719.918.586
4.04	Activos Reales	409.444.496
4.07	Transferencias y Donaciones	1.523.926.938
4.11	Disminución de Pasivos	286.715.160
	TOTAL	**26.670.332.865**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**25.961.100.000**
Transferencias y Donaciones Corrientes	25.921.100.000
Del Sector Público	25.921.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	25.921.100.000
De la República	25.921.100.000
Recursos Ordinarios	25.921.100.000
Venta de Bienes y Servicios de las Administraciones Publicas	8.000.000
Venta de Servicios	8.000.000
Rentas de la Propiedad	32.000.000
Intereses	32.000.000
Intereses Internos	32.000.000
Intereses por Depósitos	32.000.000
B. Gastos Corrientes	**25.974.173.209**
Gastos de Consumo	24.450.246.271
Remuneraciones	21.349.924.740
Sueldos, Salarios y Otras Retribuciones	6.836.515.489
Beneficios y Complementos de Sueldos y Salarios	2.636.907.318
Aportes Patronales	1.069.379.321
Prestaciones Sociales y Otras Indemnizaciones	2.518.173.364
Asistencia Socioeconómica	1.880.817.133
Otros Gastos de Personal	6.408.132.115
Bienes y Servicios	3.100.321.531
Bienes de Consumo	380.402.945
Servicios no Personales	2.719.918.586
Transferencias y Donaciones Corrientes	1.523.926.938
Al Sector Privado	1.523.926.938
Transferencias Corrientes al Sector Privado	1.523.926.938
Directas a Personas	1.523.926.938
Pensiones y Otros Beneficios Asociados	100.147.453
Jubilaciones y Otros Beneficios Asociados	1.096.273.834
Otras Transferencias Directas a Personas	327.505.651
C. Resultado Económico:Desahorro	**(13.073.209)**
II. Cuenta Capital	
A. Ingresos de Capital	**(13.073.209)**
Recursos Propios de Capital	(13.073.209)
Desahorro en la Cuenta Corriente	(13.073.209)
B. Gastos de Capital	**409.444.496**
Inversion Real Directa	409.444.496
Formación Bruta de Capital Fijo	409.444.496
Maquinaria, Equipos y Otros Bienes Muebles	409.444.496
C. Resultado Financiero:Déficit	**(422.517.705)**
III. Cuenta Financiera	
A. Fuentes Financieras	**709.232.865**
Disminucion de la Inversion Financiera	709.232.865
Disminución de Otros Activos Financieros	709.232.865

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Disponibilidades	709.232.865
Disminución de Caja	709.232.865
B. Aplicaciones Financieras	**709.232.865**
Disminucion de Pasivos	286.715.160
Disminución de Cuentas y Efectos por Pagar	286.715.160
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	286.715.160
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	178.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	108.715.160
Déficit Financiero	422.517.705

A0040

Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA "JOSÉ ANTONIO ANZOÁTEGUI", EL TIGRE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El 13 de Diciembre de 1977, conforme Gaceta Oficial de la República de Venezuela Número 31.381 y según Decreto N° 2.483 se crea el Instituto Universitario De Tecnología de "El Tigre", con sede principal en la Ciudad de El Tigre, Estado Anzoátegui.

En Gaceta Oficial de la República de Venezuela, Número 34.368 de fecha 14 de Diciembre de 1989, mediante el Decreto Número 657, se dispone: que el Instituto Universitario De Tecnología de "El Tigre", ubicado en El Tigre, Estado Anzoátegui, se denominará en lo adelante: Instituto Universitario de Tecnología "José Antonio Anzoátegui".

Es una Institución de Educación Superior, destinado a proveer recursos humanos en el campo de la ciencia, la tecnología y de los servicios que se requieran para el desarrollo económico, social y cultural del país y de la región a la cual forman parte.

Además de los objetivos establecidos en el artículo 27 de la Ley Orgánica de Educación, los Institutos y Colegios Universitarios están dirigidos a:

- Promover a través de los estudios de nivel superior, el desarrollo de la comunidad y de la región donde se encuentran establecidos.

- Ofrecer a sus alumnos una formación integral, sólido basamento ético y humanístico.

- Desarrollar en el individuo una actitud crítica a problemas de la sociedad contemporánea y suministrar instrumentos conceptuales básicos que le permitan alcanzar con éxito los futuros retos profesionales.

- Dirigir programas que conduzcan a la formación de un profesional altamente calificado en áreas de su competencia, dentro de los parámetros de la excelencia académica, de tal manera, que pueda propiciar un incremento permanente en la productividad.

- Realizar programas de Investigación, atendiendo a las necesidades y requerimientos regionales y nacionales del sistema productivo y económico del medio social.

- Establecer nuevas orientaciones, modernos sistemas de aprendizaje y estructuras en la Educación Superior.

Según lo expuesto, el Instituto, es una Institución Oficial de Educación Superior, comprometida con la formación de Técnicos Superiores en Pre-grado y Especialistas en las Áreas de Administración, Agropecuaria, Electricidad, Electromecánica, Mecánica, Química, Administración Banca y Finanzas, Construcción Civil, Turismo e Informática, capaces de contribuir con el desarrollo del país y de la región de la cual forman parte, en particular, a través de las actividades académicas, de investigación, extensión y producción.

Nuestros Egresados deben poseer habilidades, destrezas y hábitos de aprendizaje que les permitan ir acorde con el avance tecnológico que permanentemente se genera.

El ritmo cambiante de la sociedad actual demanda, que los programas universitarios se adapten, sin demora, a las necesidades de las mismas a través de un mejoramiento continuo de la calidad de la educación, apoyados por proyectos de investigación, extensión y producción.

El Instituto se perfila como un ente moderno dentro del sector universitario, para la formación de recursos humanos de excelencia académica, mediante la integración de las funciones de docencia, investigación, extensión y producción para ser incorporados al campo ocupacional y así contribuir con el desarrollo económico y social a nivel local, regional, nacional e internacional.

Esa casa de Estudios para el año 2006, atenderá una matrícula aproximada de 12.234 estudiantes, y ofrece los servicios estudiantiles: de comedor, transporte, biblioteca, médico-odontológicos, ayudantía y orientación.

El Instituto apoya la gestión, con una plantilla de recursos humanos de 758 trabajadores, de los cuales 3 cargos corresponden al personal directivo, 390 a la categoría de docentes, 69 a profesionales y técnicos, 124 personal administrativo y 172 obreros.

Para el ejercicio fiscal 2006, recibirá un aporte del Ejecutivo Nacional de Bs. 26.911,8 millones, ingresos propios (cobro de matrícula, ventas de guías, fotocopias, Notas Certificadas, etc.) Bs. 651,0 millones, utilización de caja y bancos Bs. 784,6 millones y reserva de la depreciación Bs. 74,8 millones

Visión

Hacer del Instituto Universitario de Tecnología "José Antonio Anzoátegui", una institución de Educación Superior, de reconocido prestigio, orientada a la formación de Técnicos Superiores Universitarios a nivel de pregrado y post-grado, avalados por la transparencia de su actuación, su elevada capacidad técnica, e innovación, siendo emprendedores, generadores de su propio empleo y contribuyendo al desarrollo sostenible del Estado Anzoátegui.

Misión

Formar a nivel de Pre-grado Técnicos Superiores fundamentalmente en competencia para el mundo del trabajo, capacitándolo para organizar y desarrollar la micro, pequeña o mediana empresa, incorporando los proyectos de investigación y de extensión, ofreciéndole al mismo tiempo una formación integral que satisfaga sus motivaciones e intereses personales.

Atender a los potenciales estudiantes, que aún cursan el último año de bachillerato, para el desarrollo de competencias y habilidades, la comprensión lectora, habilidades numéricas, resoluciones de problemas, procesos, estudios, aprendizajes y orientación vocacional en relación a las carreras ofertadas por la Institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**27.562.800.000**
Transferencias y Donaciones Corrientes	26.911.800.000
Del Sector Público	26.911.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	26.911.800.000
De la República	26.911.800.000
Ingresos de Operación	506.000.000
Otros Ingresos de Operación	506.000.000
Rentas de la Propiedad	145.000.000
Intereses	145.000.000
Intereses Internos	145.000.000
Intereses por Depósitos	145.000.000
Ingresos de Capital	**74.824.832**
Recursos Propios de Capital	74.824.832
Incremento de la Depreciación y Amortización Acumuladas	74.824.832
Fuentes Financieras	**784.600.000**
Disminucion de la Inversion Financiera	784.600.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
	784.600.000
Disminución de Otros Activos Financieros	
Disminución de Disponibilidades	784.600.000
Disminución de Bancos	784.600.000
TOTAL	**28.422.224.832**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**26.806.237.808**
Gastos de Consumo	23.891.156.585
Remuneraciones	22.159.739.056
Sueldos, Salarios y Otras Retribuciones	7.590.812.600
Beneficios y Complementos de Sueldos y Salarios	9.502.785.277
Aportes Patronales	1.058.328.645
Prestaciones Sociales y Otras Indemnizaciones	1.353.922.898
Asistencia Socioeconómica	2.372.821.320
Otros Gastos de Personal	281.068.316
Bienes y Servicios	1.656.592.697
Bienes de Consumo	843.530.842
Servicios no Personales	813.061.855
Depreciación y Amortización	74.824.832
Transferencias y Donaciones Corrientes	2.915.081.223
Al Sector Privado	2.915.081.223
Transferencias Corrientes al Sector Privado	2.915.081.223
Directas a Personas	2.915.081.223
Pensiones y Otros Beneficios Asociados	118.324.645
Jubilaciones y Otros Beneficios Asociados	2.569.851.068
Otras Transferencias Directas a Personas	226.905.510
Gastos de Capital	**831.387.024**
Inversion Real Directa	831.387.024
Formación Bruta de Capital Fijo	831.387.024
Edificios e Instalaciones	259.750.000
Maquinaria, Equipos y Otros Bienes Muebles	571.637.024
Aplicaciones Financieras	**784.600.000**
Disminucion de Pasivos	784.600.000
Disminución de Cuentas y Efectos por Pagar	784.600.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	784.600.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	784.600.000
TOTAL	**28.422.224.832**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Sac01	Mejorar las Condiciones Académico Administrativas de la Subdirección Académica a fin de Brindarle Apoyo a las Divisiones que Dependen de Ella	Usuario Atendido	300		90.921.000			90.921.000
Tme01.1	Formación de Técnicos Superiores en la Especialidad de Mecánica	Alumno Atendido	1.512		1.339.598.779			1.339.598.779
Aco06	Formación de Técnicos Superiores en Electricidad Acorde con las Necesidades del Mercado Laboral	Alumno Atendido	606		873.347.732			873.347.732
Tqu01	Formación de Técnicos Superiores en Química Mención Procesos Químicos	Alumno Atendido	1.570		1.315.005.799			1.315.005.799
Pfi01	Adecuación de la Planta Física Mediante el Diseño, Proyecto y Ejecución de Obras Civiles	Ampliación de la Plataforma	97		152.600.000			152.600.000
Dsg01	Recuperación y Mantenimiento de los Bienes Muebles, Transporte y Reproducción del Iutjaa	Inmueble	120	425.824.832	33.782.310			459.607.142
Aco03	Formación de Técnicos Superiores en Administración Anaco	Alumno Atendido	1.610		1.321.591.363			1.321.591.363
Tad01	Formación de Técnicos Superior Universitario en Administración el Tigre	Alumno Atendido	2.500		2.601.306.160			2.601.306.160
Plc01	Formación de Técnicos Superiores Universitario en las Especialidades de Administración Banca y Finanzas, Informática y Enfermería	Alumno Atendido	1.192		447.535.925			447.535.925
Tag01	Formación de Técnicos Superiores en Agropecuaria	Alumno Atendido	580		1.599.421.092			1.599.421.092
Prg02	Formación de Técnicos Superiores en Electricidad Pariaguan	Alumno Atendido	245		252.602.757			252.602.757
Dex01	Instalación del Centro Productivo de Desarrollo Endógeno Cooperativo "José Antonio Anzoátegui" Ceprodec	Participación Social	2.000		78.730.000			78.730.000
Prg01	Formación de Técnicos Superiores en Administración Ext. Pariaguan	Alumno Atendido	490		618.929.477			618.929.477
Prg03	Formación de Técnicos Superiores en Agropecuaria Ext. Pariaguan	Alumno Atendido	340		381.808.493			381.808.493
Pgiv01	Promover, Incentivar y Desarrollar la Investigación y Postgrado Docente en la Institución en Función de la Nueva Estructura Social y el Nuevo Modelo Productivo.	Estudio	12.234		100.543.544			100.543.544
Com01	Formación Complementaria del Técnico Superior Universitario	Alumno Atendido	4.000		501.245.116			501.245.116
Bes01	Atención Integral al Estudiante	Alumno Atendido	5.000	300.000.000	89.227.376			389.227.376
Bas01	Brindar Apoyo a la Formación de Técnicos Superiores en la Especialidad de Química, Mecánica Agropecuaria, Administración	Alumno Atendido	5.000		2.087.117.289			2.087.117.289

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
Soa01	Apoyar el Proceso de Formación de Técnicos Superiores Universitario del IUT "José Antonio Anzoátegui"	Trabajador Beneficiado	365		9.755.285.788			9.755.285.788
	TOTAL			725.824.832	23.640.600.000			24.366.424.832

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores					
02	Gestión Administrativa	784.600.000	583.024.287			1.367.624.287
03	Previsión y Protección Social		2.688.175.713			2.688.175.713
	TOTAL	784.600.000	3.271.200.000			4.055.800.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**638**	**8.250.317.101**
Directivo	3	123.790.600
Profesional y Técnico	60	983.426.860
Administrativo	119	925.371.401
Docente	290	5.056.616.212
Obrero	166	1.161.112.028
Personal Fijo a Tiempo Parcial	**18**	**109.658.868**
Docente	18	109.658.868
Personal Contratado	**102**	**783.420.784**
Profesional y Técnico	9	133.286.512
Administrativo	5	28.583.998
Docente	82	583.456.404
Obrero	6	38.093.870
TOTAL	758	9.143.396.753

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**55**	**1.498.162.752**
Jubilado	50	1.427.678.400
Pensionado	5	70.484.352
Obrero	**27**	**161.307.444**
Jubilado	26	155.413.368
Pensionado	1	5.894.076
TOTAL	82	1.659.470.196

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	22.159.739.056
4.02	Materiales, Suministros y Mercancías	843.530.842
4.03	Servicios no Personales	813.061.855
4.04	Activos Reales	831.387.024
4.07	Transferencias y Donaciones	2.915.081.223
4.08	Otros Gastos	74.824.832
4.11	Disminución de Pasivos	784.600.000
	TOTAL	28.422.224.832

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**27.562.800.000**
Transferencias y Donaciones Corrientes	26.911.800.000
Del Sector Público	26.911.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	26.911.800.000
De la República	26.911.800.000
Recursos Ordinarios	26.911.800.000
Ingresos de Operación	506.000.000
Otros Ingresos de Operación	506.000.000
Rentas de la Propiedad	145.000.000
Intereses	145.000.000
Intereses Internos	145.000.000
Intereses por Depósitos	145.000.000
B. Gastos Corrientes	**26.806.237.808**
Gastos de Consumo	23.891.156.585
Remuneraciones	22.159.739.056
Sueldos, Salarios y Otras Retribuciones	7.590.812.600
Beneficios y Complementos de Sueldos y Salarios	9.502.785.277
Aportes Patronales	1.058.328.645
Prestaciones Sociales y Otras Indemnizaciones	1.353.922.898
Asistencia Socioeconómica	2.372.821.320
Otros Gastos de Personal	281.068.316
Bienes y Servicios	1.656.592.697
Bienes de Consumo	843.530.842
Servicios no Personales	813.061.855
Depreciación y Amortización	74.824.832
Transferencias y Donaciones Corrientes	2.915.081.223
Al Sector Privado	2.915.081.223
Transferencias Corrientes al Sector Privado	2.915.081.223
Directas a Personas	2.915.081.223
Pensiones y Otros Beneficios Asociados	118.324.645
Jubilaciones y Otros Beneficios Asociados	2.569.851.068
Otras Transferencias Directas a Personas	226.905.510
C. Resultado Económico:Ahorro	**756.562.192**
II. Cuenta Capital	
A. Ingresos de Capital	**831.387.024**
Recursos Propios de Capital	831.387.024
Ahorro en la Cuenta Corriente	756.562.192
Incremento de la Depreciación y Amortización Acumuladas	74.824.832
B. Gastos de Capital	**831.387.024**
Inversion Real Directa	831.387.024
Formación Bruta de Capital Fijo	831.387.024
Edificios e Instalaciones	259.750.000
Maquinaria, Equipos y Otros Bienes Muebles	571.637.024
C. Resultado Financiero: Equilibrado	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**784.600.000**
Disminucion de la Inversion Financiera	784.600.000
Disminución de Otros Activos Financieros	784.600.000
Disminución de Disponibilidades	784.600.000
Disminución de Bancos	784.600.000
B. Aplicaciones Financieras	**784.600.000**
Disminucion de Pasivos	784.600.000
Disminución de Cuentas y Efectos por Pagar	784.600.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	784.600.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	784.600.000

A0041
Instituto Universitario Experimental de Tecnología de
La Victoria

INSTITUTO UNIVERSITARIO EXPERIMENTAL DE TECNOLOGÍA DE LA VICTORIA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La política presupuestaria para el año 2006, estará orientada a la prosecución académica de las especialidades ya existentes, en la sede Principal La victoria, Extensión Maracay y Programa Barbacoas, previendo atender una matrícula estimada total de 11.603 alumnos de las diferentes especialidades:

ESPECIALIDAD	MATRICULA
Electricidad	2.720
Mecánica	2.274
Informática	3.197
Administración	2.480
Mercadeo Agrícola	386
Mantenimiento de Maquinaria	546
Total:	**11.603**

Para el próximo año se estima una ampliación en la matrícula de 1.260 estudiantes incrementándose la atención estudiantil en un 13,87%, la inscripción de nuevos ingresos se realizara en dos periodos periodo 2006-I en abril y 2006-II en septiembre.

Para garantizar el bienestar y continuación académica de la población estudiantil, para el año 2006 se fortaleció el programa de atención al estudiante en:

- Incremento en el numero y el monto de las becas otorgadas a los estudiantes servicio de comedor, para atender 1.250 estudiantes diarios (sede Principal La Victoria y Extensión Maracay).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**19.575.800.000**
Transferencias y Donaciones Corrientes	19.175.800.000
Del Sector Público	19.175.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	19.175.800.000
De la República	19.175.800.000
Venta de Bienes y Servicios de las Administraciones Publicas	400.000.000
Venta de Servicios	400.000.000
Fuentes Financieras	**936.198.926**
Disminucion de la Inversion Financiera	936.198.926
Disminución de Otros Activos Financieros	936.198.926
Disminución de Disponibilidades	936.198.926
Disminución de Caja	936.198.926
TOTAL	**20.511.998.926**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**19.752.478.386**
Gastos de Consumo	17.514.295.227
Remuneraciones	15.108.876.755
Sueldos, Salarios y Otras Retribuciones	5.664.716.642
Beneficios y Complementos de Sueldos y Salarios	6.091.561.222
Aportes Patronales	686.871.835
Prestaciones Sociales y Otras Indemnizaciones	965.522.520
Asistencia Socioeconómica	1.614.761.879
Otros Gastos de Personal	85.442.657
Bienes y Servicios	2.405.418.472
Bienes de Consumo	790.168.472
Servicios no Personales	1.615.250.000
Transferencias y Donaciones Corrientes	2.238.183.159
Al Sector Privado	2.238.183.159
Transferencias Corrientes al Sector Privado	2.238.183.159
Directas a Personas	2.178.183.159
Pensiones y Otros Beneficios Asociados	156.979.160
Jubilaciones y Otros Beneficios Asociados	1.431.491.999
Otras Transferencias Directas a Personas	589.712.000
Otras Transferencias Corrientes Internas al Sector Privado	60.000.000
Gastos de Capital	**459.520.540**
Inversion Real Directa	459.520.540
Formación Bruta de Capital Fijo	459.520.540
Edificios e Instalaciones	90.000.000
Maquinaria, Equipos y Otros Bienes Muebles	369.520.540
Aplicaciones Financieras	**300.000.000**
Disminucion de Pasivos	300.000.000
Disminución de Cuentas y Efectos por Pagar	300.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	300.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	55.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	168.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	77.000.000
TOTAL	**20.511.998.926**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
27181	Dotar y Actualizar los Recursos Instruccionales	Alumno Atendido	12.203	20.000.000				20.000.000
27191	Capacitar y Actualizar y Actualizar el Recurso Humano de la Institución	Taller / Curso	120		15.000.000			15.000.000
26709	Formar T.S.U. en Electricidad	Alumno Atendido	2.720		2.478.330.302			2.478.330.302
27234	Asistir Socioeconomicamente a los Alumnos	Alumno Atendido	9.000	5.500.000	1.668.962.000			1.674.462.000
26871	Formar T.S.U. en Mecánica	Alumno Atendido	2.274		1.635.252.033			1.635.252.033
26939	Formar T.S.U. en Informática	Alumno Atendido	3.197		1.646.364.923			1.646.364.923
27230	Formar Integralmente a los Estudiantes	Alumno Atendido	9.000	9.997.774	10.502.226			20.500.000
26947	Formar T.S.U. en Administración de Costos	Alumno Atendido	2.480		1.426.649.789			1.426.649.789
27270	Líneas de Investigación	Investigación	250	57.500.000	46.100.000			103.600.000
26995	Formar T.S.U. en Mantenimiento de Maquinas Pesadas y Agrícolas	Alumno Atendido	546		227.058.054			227.058.054
26998	Formar T.S.U. en Administración de Mercadeo Agrícola	Alumno Atendido	386		184.852.652			184.852.652
27025	Formar Especialistas en Gerencia Gestión Negocio	Alumno Atendido	165	61.993.800				61.993.800
27042	Formar Especialistas en Gerencia Gestión Producción	Alumno Atendido	141	53.148.600				53.148.600
27063	Formar Especialistas en Gerencia de Mecánica	Alumno Atendido	113	57.571.200				57.571.200
27085	Formar Especialistas en Sistemas	Alumno Atendido	60	61.993.800				61.993.800
27286	Promoción y Difusión de la Investigación	Evento	35		9.500.000			9.500.000
27088	Formar Especialistas en Electricidad	Alumno Atendido	98	79.684.200				79.684.200
27314	Desarrollar y Ejecutar Proyectos de Extensión Universitaria	Programa	4	5.000.000	205.000.000			210.000.000
27163	Mantener y Fortalecer los Laboratorios y Talleres	Alumno Atendido	11.603	23.600.000	37.000.000			60.600.000
27340	Ejecutar Proyectos de Construcción	Construcción	5	40.000.000				40.000.000
27356	Ejecutar Proyectos de Ampliación de la Planta Física	Construcción	2	40.000.000				40.000.000
27361	Ejecutar Proyectos de Recuperación y Adecuación de Bienes Inmuebles	Construcción	6	10.000.000	2.547.028.021			2.557.028.021
27388	Actualizar y / o Mantener Bienes Muebles	Plan	0	28.000.000	30.000.000			58.000.000
27411	Fortalecer la Plataforma Informática	Plan	1	209.920.540				209.920.540
	TOTAL			763.909.914	12.167.600.000			12.931.509.914

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.605.049.381			4.605.049.381
02	Gestión Administrativa	572.289.012	814.679.460			1.386.968.472
03	Previsión y Protección Social		1.588.471.159			1.588.471.159
	TOTAL	572.289.012	7.008.200.000			7.580.489.012

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**418**	**5.155.790.949**
Directivo	3	71.208.792
Profesional y Técnico	68	1.153.042.171
Administrativo	59	475.975.397
Docente	170	2.656.559.962
Obrero	118	799.004.627
Personal Fijo a Tiempo Parcial	**56**	**291.318.260**
Profesional y Técnico	9	69.490.532
Docente	47	221.827.728
Personal Contratado	**174**	**970.813.934**
Administrativo	32	209.465.916
Docente	140	748.276.056
Obrero	2	13.071.962
TOTAL	**648**	**6.417.923.143**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**38**	**976.647.252**
Jubilado	33	884.029.776
Pensionado	5	92.617.476
Obrero	**11**	**54.338.052**
Jubilado	9	48.802.656
Pensionado	2	5.535.396
TOTAL	**49**	**1.030.985.304**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	15.108.876.755
4.02	Materiales, Suministros y Mercancías	790.168.472
4.03	Servicios no Personales	1.615.250.000
4.04	Activos Reales	459.520.540
4.07	Transferencias y Donaciones	2.238.183.159
4.11	Disminución de Pasivos	300.000.000
	TOTAL	**20.511.998.926**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**19.575.800.000**
Transferencias y Donaciones Corrientes	19.175.800.000
Del Sector Público	19.175.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	19.175.800.000
De la República	19.175.800.000
Recursos Ordinarios	19.175.800.000
Venta de Bienes y Servicios de las Administraciones Publicas	400.000.000
Venta de Servicios	400.000.000
B. Gastos Corrientes	**19.752.478.386**
Gastos de Consumo	17.514.295.227
Remuneraciones	15.108.876.755
Sueldos, Salarios y Otras Retribuciones	5.664.716.642
Beneficios y Complementos de Sueldos y Salarios	6.091.561.222
Aportes Patronales	686.871.835
Prestaciones Sociales y Otras Indemnizaciones	965.522.520
Asistencia Socioeconómica	1.614.761.879
Otros Gastos de Personal	85.442.657
Bienes y Servicios	2.405.418.472
Bienes de Consumo	790.168.472
Servicios no Personales	1.615.250.000
Transferencias y Donaciones Corrientes	2.238.183.159
Al Sector Privado	2.238.183.159
Transferencias Corrientes al Sector Privado	2.238.183.159
Directas a Personas	2.178.183.159
Pensiones y Otros Beneficios Asociados	156.979.160
Jubilaciones y Otros Beneficios Asociados	1.431.491.999
Otras Transferencias Directas a Personas	589.712.000
Otras Transferencias Corrientes Internas al Sector Privado	60.000.000
C. Resultado Económico:Desahorro	**(176.678.386)**
II. Cuenta Capital	
A. Ingresos de Capital	**(176.678.386)**
Recursos Propios de Capital	(176.678.386)
Desahorro en la Cuenta Corriente	(176.678.386)
B. Gastos de Capital	**459.520.540**
Inversion Real Directa	459.520.540
Formación Bruta de Capital Fijo	459.520.540
Edificios e Instalaciones	90.000.000
Maquinaria, Equipos y Otros Bienes Muebles	369.520.540
C. Resultado Financiero:Déficit	**(636.198.926)**
III. Cuenta Financiera	
A. Fuentes Financieras	**936.198.926**
Disminucion de la Inversion Financiera	936.198.926
Disminución de Otros Activos Financieros	936.198.926
Disminución de Disponibilidades	936.198.926
Disminución de Caja	936.198.926

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Aplicaciones Financieras	**936.198.926**
Disminucion de Pasivos	300.000.000
Disminución de Cuentas y Efectos por Pagar	300.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	300.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	55.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	168.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	77.000.000
Déficit Financiero	636.198.926

A0042
Instituto Universitario de Tecnología de Cabimas

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE CABIMAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología de Cabimas es una Institución Educativa fundamentada en los más sólidos principios de ética, justicia, libertad y cuya misión es la de formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la Región Occidental en particular, a través de actividades académicas, de investigación, extensión y producción. La institución promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión del futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto, se fundamenta en la misión y visión de futuro permitiéndole alcanzar sus objetivos y donde interactúen todos sus miembros, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodología y tecnologías en un ambiente caracterizado por la excelencia, la efectividad, el liderazgo y el compromiso con la sociedad.

El Instituto tiene el propósito de ampliar el espectro de la formación y oferta de profesionales en concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado. Así como la definición de una política de diversificación e innovación curricular, innovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, definición de demandas de profesionales, ofertas educacionales, revisión de planes curriculares, aperturas de propuestas de profesionalización a técnicos superiores, integración de estudios de pregrado y postgrado, entre otras.

En busca del desarrollo, se incentiva la investigación para garantizar la producción y transferencia de conocimiento competitivo y tecnológico, permitiendo retroalimentar y mejorar continuamente la docencia y la extensión. Seguidamente se indican las acciones que viabilizan el logro de estos proyectos, tales como: captación, capacitación y actualización del capital intelectual, desarrollo de un sistema automatizado de información sobre la investigación, reconocer y estimular la labor investigativa, apoyar la producción de revistas científicas, estimular la publicación de las investigaciones en diarios y revistas (regionales, nacionales) y, la participación en eventos científicos.

Entre sus proyectos de extensión y divulgación están los siguientes: Definición de una política de extensión que fundamente una relación de corresponsabilidad institución-sociedad, focalización estratégica para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la extensión, alianzas estratégicas para el desarrollo de la comunidad y de la institución, alianzas estratégicas para la relación instituciones-sector productivo.

Las acciones concretas que viabilizan el logro de estos proyectos garantizaran mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportivas y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear sistema de información que registre los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**31.557.100.000**
Transferencias y Donaciones Corrientes	31.417.100.000
Del Sector Público	31.417.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	31.417.100.000
De la República	31.417.100.000
Venta de Bienes y Servicios de las Administraciones Publicas	50.000.000
Venta de Servicios	50.000.000
Rentas de la Propiedad	90.000.000
Intereses	90.000.000
Intereses Internos	90.000.000
Intereses por Depósitos	90.000.000
Fuentes Financieras	**357.456.937**
Disminución de la Inversión Financiera	357.456.937
Disminución de Otros Activos Financieros	357.456.937
Disminución de Disponibilidades	357.456.937
Disminución de Bancos	357.456.937
TOTAL	**31.914.556.937**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**31.165.046.937**
Gastos de Consumo	24.067.787.093
Remuneraciones	21.369.522.093
Sueldos, Salarios y Otras Retribuciones	7.464.549.086
Beneficios y Complementos de Sueldos y Salarios	9.399.708.032
Aportes Patronales	732.958.394
Prestaciones Sociales y Otras Indemnizaciones	1.671.069.365
Asistencia Socioeconómica	2.095.737.216
Otros Gastos de Personal	5.500.000
Bienes y Servicios	2.698.265.000
Bienes de Consumo	426.065.000
Servicios no Personales	2.272.200.000
Transferencias y Donaciones Corrientes	7.097.259.844
Al Sector Privado	7.097.259.844
Transferencias Corrientes al Sector Privado	7.054.259.844
Directas a Personas	6.799.920.983
Pensiones y Otros Beneficios Asociados	339.454.617
Jubilaciones y Otros Beneficios Asociados	6.460.466.366
Otras Transferencias Corrientes Internas al Sector Privado	254.338.861
Donaciones Corrientes al Sector Privado	43.000.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Donaciones a Personas	43.000.000
Gastos de Capital	**385.510.000**
Inversión Real Directa	385.510.000
Formación Bruta de Capital Fijo	385.510.000
Edificios e Instalaciones	12.000.000
Maquinaria, Equipos y Otros Bienes Muebles	344.510.000
Bienes Preexistentes	29.000.000
Aplicaciones Financieras	**364.000.000**
Disminución de Pasivos	364.000.000
Disminución de Cuentas y Efectos por Pagar	364.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	364.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	23.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	241.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	100.000.000
TOTAL	**31.914.556.937**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A100	Revisión y Ajuste de las Políticas de Ingreso Estudiantil	Alumno Atendido	3		3.400.000			3.400.000
A300	Fortalecer el Desarrollo del Curso de Nivelación y Avance 2006	Documento	2.500		1.450.000			1.450.000
A800	Formar T.S.U. en Higiene y Seguridad Industrial	Alumno Atendido	1.850		2.346.588.716			2.346.588.716
A120	Capacitar y Actualizar el Recurso Humano del IUT de Cabimas	Persona Atendida	430		26.500.000			26.500.000
D100	Recuperación y Adecuación de Bienes Muebles e Inmuebles del I.U.T. de Cabimas	Edificio	17		573.000.000			573.000.000
I100	Centro de Información Para la Investigación	Centro Bibliográfico	1		700.000			700.000
H500	Centro Cinematográfico	Población	12.000		5.600.000			5.600.000
A200	Programas de Profesionalización Universitaria	Programa	2		2.000.000			2.000.000
H100	Cursos y Jornadas Técnicas Artesanales Para la Comunidad lutcista y su Entorno	Programa	2		8.000.000			8.000.000
G300	Capacitación en la Investigación	Persona	500		9.400.000			9.400.000
C100	Apoyo Socioeconómico al Estudiante del IUT de Cabimas	Alumno Atendido	4.840		94.880.000			94.880.000
C200	Protección Social de la Salud y la Orientación al Estudiante del IUT de Cabimas	Alumno Atendido	9.040		630.000.000			630.000.000
A110	Formar T.S.U. en Administración de Empresa	Alumno Atendido	890		5.463.339.277			5.463.339.277
A130	Revisión de la Estructura Curricular	Estudio / Diagnóstico	8		16.750.000			16.750.000
A400	Formar T.S.U. en Hidrocarburo Mención Petróleo	Alumno Atendido	1.900		2.273.336.625			2.273.336.625
A500	Formar T.S.U. en Electricidad	Alumno Atendido	550		914.427.477			914.427.477
A600	Formar T.S.U. en Instrumentación Mención Telecomunicación	Alumno Atendido	1.250		1.965.606.098			1.965.606.098
A700	Formar T.S.U. en Mecánica	Alumno Atendido	1.600		2.123.742.321			2.123.742.321
A900	Formar T.S.U. en Administración del Mantenimiento	Alumno Atendido	1.000		963.129.486			963.129.486
B200	Dotar y Actualizar los Recursos Instruccionales	Equipo	30		21.500.000			21.500.000
D200	Construcción y Ampliación de Bienes Inmuebles	Edificación	16		25.000.000			25.000.000
G100	Adquisición de Bienes e Inmuebles	Edificación	16		10.010.000			10.010.000
G200	Divulgación y Fortalecimiento de la Investigación	Investigación	7		17.950.000			17.950.000

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
H300	Eventos Deportivos	Evento	30		31.000.000			31.000.000
H400	Programa de Asistencia Profesional y Técnica a Empresa	Empresa	10		9.000.000			9.000.000
H600	Brigada Bomberil Universitaria del IUT de Cabimas	Brigada	1		21.000.000			21.000.000
H700	Actividades de Producción	Taller / Curso	26		10.250.000			10.250.000
H900	Apoyo a las Misiones Educativas	Actividad	6		24.500.000			24.500.000
B100	Fortalecimiento y Dotación de los Laboratorios, Talleres, Salones y Oficinas	Dotación	105		164.000.000			164.000.000
F100	Fortalecer la Plataforma Informática	Actividad	14		174.340.000			174.340.000
H200	Eventos Culturales y Recreativos	Evento	15		75.200.000			75.200.000
	TOTAL				18.005.600.000			18.005.600.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		5.184.972.093			5.184.972.093
02	Gestión Administrativa	497.456.937	1.426.606.924			1.924.063.861
03	Previsión y Protección Social		6.799.920.983			6.799.920.983
	TOTAL	497.456.937	13.411.500.000			13.908.956.937

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**559**	**6.793.427.962**
Profesional y Técnico	96	1.599.037.860
Administrativo	140	1.057.612.572
Docente	141	2.929.193.196
Medico	1	18.170.376
Obrero	181	1.189.413.958
Personal Fijo a Tiempo Parcial	**11**	**89.734.404**
Docente	7	41.250.240
Medico	4	48.484.164
Personal Contratado	**285**	**2.146.756.740**
Profesional y Técnico	19	215.978.112
Administrativo	11	55.919.196
Docente	234	1.781.440.452
Obrero	21	93.418.980
TOTAL	**855**	**9.029.919.106**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**154**	**3.930.293.600**
Jubilado	134	3.734.610.106
Pensionado	20	195.683.494
Administrativo	**3**	**24.059.016**
Profesional y Técnico	3	24.059.016
Pensionado	3	24.059.016
Obrero	**44**	**221.393.146**
Jubilado	37	188.491.546
Pensionado	7	32.901.600
TOTAL	**201**	**4.175.745.762**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	21.369.522.093
4.02	Materiales, Suministros y Mercancías	426.065.000
4.03	Servicios no Personales	2.272.200.000
4.04	Activos Reales	385.510.000
4.07	Transferencias y Donaciones	7.097.259.844
4.11	Disminución de Pasivos	364.000.000
	TOTAL	**31.914.556.937**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**31.557.100.000**
Transferencias y Donaciones Corrientes	31.417.100.000
Del Sector Público	31.417.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	31.417.100.000
De la República	31.417.100.000
Recursos Ordinarios	31.417.100.000
Venta de Bienes y Servicios de las Administraciones Publicas	50.000.000
Venta de Servicios	50.000.000
Rentas de la Propiedad	90.000.000
Intereses	90.000.000
Intereses Internos	90.000.000
Intereses por Depósitos	90.000.000
B. Gastos Corrientes	**31.165.046.937**
Gastos de Consumo	24.067.787.093
Remuneraciones	21.369.522.093
Sueldos, Salarios y Otras Retribuciones	7.464.549.086
Beneficios y Complementos de Sueldos y Salarios	9.399.708.032
Aportes Patronales	732.958.394
Prestaciones Sociales y Otras Indemnizaciones	1.671.069.365
Asistencia Socioeconómica	2.095.737.216
Otros Gastos de Personal	5.500.000
Bienes y Servicios	2.698.265.000
Bienes de Consumo	426.065.000
Servicios no Personales	2.272.200.000
Transferencias y Donaciones Corrientes	7.097.259.844
Al Sector Privado	7.097.259.844
Transferencias Corrientes al Sector Privado	7.054.259.844
Directas a Personas	6.799.920.983
Pensiones y Otros Beneficios Asociados	339.454.617
Jubilaciones y Otros Beneficios Asociados	6.460.466.366
Otras Transferencias Corrientes Internas al Sector Privado	254.338.861
Donaciones Corrientes al Sector Privado	43.000.000
Donaciones a Personas	43.000.000
C. Resultado Económico: Ahorro	**392.053.063**
II. Cuenta Capital	
A. Ingresos de Capital	**392.053.063**
Recursos Propios de Capital	392.053.063
Ahorro en la Cuenta Corriente	392.053.063
B. Gastos de Capital	**385.510.000**
Inversión Real Directa	385.510.000
Formación Bruta de Capital Fijo	385.510.000
Edificios e Instalaciones	12.000.000
Maquinaria, Equipos y Otros Bienes Muebles	344.510.000
Bienes Preexistentes	29.000.000
C. Resultado Financiero: Superávit	**6.543.063**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**364.000.000**
Disminución de la Inversión Financiera	357.456.937
Disminución de Otros Activos Financieros	357.456.937
Disminución de Disponibilidades	357.456.937
Disminución de Bancos	357.456.937
Superávit Financiero	6.543.063
B. Aplicaciones Financieras	**364.000.000**
Disminución de Pasivos	364.000.000
Disminución de Cuentas y Efectos por Pagar	364.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	364.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	23.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	241.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	100.000.000

A0043
Instituto Universitario de Tecnología del Estado
Portuguesa

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO PORTUGUESA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología del Estado Portuguesa nace como una Institución de Educación Superior fundamentada en los más sólidos valores de solidaridad y cooperación, equidad, ética y moral, excelencia y calidad, eficacia, liderazgo, mística, justicia y libertad.

La misión es incorporar al Instituto con su entorno económico-social, mediante la formación de un profesional integral que responda a las necesidades de innovación tecnológica exigido por el sector productivo académico con los requerimientos de mercado productivo del país, fomentando un recurso humano altamente calificado y creativo, orientado a la solución de problemas requeridos por la sociedad.

La visión es constituirse en una institución de prestigio en el ámbito de educación superior orientada a la formación de técnicos superiores integrales, con altos niveles de excelencia innovadora, crítica y productiva capaz de brindar respuestas oportunas a los sectores industriales, económicos y sociales para el desarrollo sustentable del país; una institución que favorece el respeto humano, la solidaridad, el fortalecimiento de la ética y la moral.

Las directrices estratégicas, permitirán el logro de las metas y objetivos propuestos a mediano y largo plazo, los cuales se encuentran definidos en el marco de las políticas académicas orientados a los proyectos incluidos en el Plan Operativo y Estratégico de nuestra Institución. Entre los objetivos generales tenemos:

- Garantizar la formación integral del estudiante.
- Fomentar en forma pertinente y prioritario la investigación, extensión, producción y postgrado.
- Promover la interacción entre el instituto y el entorno a través de asistencia técnica, asesoría, actividades culturales y deportivas.
- Vincular al Instituto con las comunidades a través de la creación de las Aldeas Universitarias, y con las unidades de producción del Instituto.
- Vincular al Instituto con las comunidades a través de las Misiones creadas por el Gobierno Nacional.
- Vincular al instituto con el sector socio-productivo, articulando esfuerzos y recursos en la solvencia de problemas y necesidades comunes.
- Consolidar la imagen institucional, como primera Casa de Estudio Superior del Estado Portuguesa.
- Actualización en forma permanente y continua del personal docente.
- Revisar permanentemente el currículo, para adaptarlo a los requerimientos de la región.

Las estimaciones del Presupuesto de Ingresos del Instituto Universitario para el año 2006 totaliza por la cantidad de Bs. 19.475,0 millones desglosado de la siguiente manera:

CONCEPTOS	MILLONES DE BS.
Transferencias Corrientes del Sector Público	19.205,1
Aporte de la Gubernamentales y Municipales	55,2
Ingresos Propios	80,0
Otros Ingresos	134,7
Total	**19.475,0**

En función de la metodología y criterios indicados por el Ministerio de Educación Superior y la Oficina Nacional de Presupuesto (ONAPRE) para la asignación de la cuota presupuestaria y la distribución de los recursos provenientes de Aporte del Ejecutivo Nacional, Regional y de actividades propias para el Presupuesto del Año 2006 y en atención a las prioridades establecidas por la Institución, el presupuesto de gastos del IUT Portuguesa, asciende a Bs. 19.475,0 millones distribuidos en Bs. 12.536,1 millones para los Proyectos y Bs. 6.938,9 para las Acciones Centralizadas

La asignación de la cuota por parte del Ejecutivo Nacional y Regional además de los ingresos provenientes de actividades propias, el saldo de caja y bancos y los ingresos por colocaciones bancarias, podrán cubrir los siguientes gastos:

El Personal Docente y Obreros: Se cancelarán sueldos y salarios, primas, bono didáctico, bono doctorado, ticket cesta, bono vacacional, bonificación de fin de año, el 8,5% del fideicomiso del régimen viejo para los docentes y el 30% para los obreros, y la inclusión del nuevo régimen para ambos gremios; la recurrencia de los reglamentos y disposiciones vigentes sobre ascensos, clasificación del personal cambios de dedicación y cubrir parcialmente la reposición de cargos por efecto de jubilación, pensión y fallecimiento, aportes legales y gremiales, H.C.M. y previsión social.

El Personal Administrativo: Se cancelan sueldos, prima de profesionalización para personal con título de magíster y doctorado, prima por hijos, prima por hijos con discapacidad, prima de antigüedad del 1.5% del sueldo, prima por actualización académica, prima por cargo, prima por ruralidad, incremento del ticket cesta, bono de eficiencia y productividad, aportes legales y gremiales, H.C.M., seguro de vida y accidentes, previsión social, bono de útiles escolares a 40 días, cálculo de un 10% del fideicomiso del nuevo régimen, uniformes, guardería, juguetes, actividades deportivas, así como la inclusión de las demás cláusulas contractuales establecidas en la II convención colectiva de trabajadores FETRAESUV-M.E.S.

Se cuenta para el apoyo de la gestión de la Institución con una planta de personal de 634 trabajadores.

En cuanto a los gastos de funcionamiento, reflejan un aumento por crecimiento ajustado por inflación y adaptado a la cuota asignada, tomándose como base primordial los servicios básicos (electricidad, agua, teléfono y servicios de comunicaciones), servicios de vigilancia, impuesto al valor agregado del 14% sobre la adquisición de todos los bienes, materiales y servicios, necesarios para garantizar las actividades académicas-administrativas y el buen funcionamiento de la planta física.

Con respecto a los activos reales, las inversiones que se reflejan son las relacionadas con muebles y equipos para la academia.

La partida de Disminución de Pasivos cubrirá las deudas contraídas con el Personal. Por otra parte la inclusión de obligaciones adquiridas con terceros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**19.370.300.000**
Transferencias y Donaciones Corrientes	19.260.300.000
Del Sector Público	19.260.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	19.260.300.000
De la República	19.205.100.000
Del Poder Estadal	37.200.000
Del Poder Municipal	18.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	80.000.000
Venta de Servicios	80.000.000
Rentas de la Propiedad	30.000.000
Intereses	30.000.000
Intereses Internos	30.000.000
Intereses por Depósitos	30.000.000
Ingresos de Capital	**4.680.000**
Recursos Propios de Capital	4.680.000
Incremento de la Depreciación y Amortización Acumuladas	4.680.000
Fuentes Financieras	**100.000.000**
Disminucion de la Inversion Financiera	100.000.000
Disminución de Otros Activos Financieros	100.000.000
Disminución de Disponibilidades	100.000.000
Disminución de Bancos	100.000.000
TOTAL	**19.474.980.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**19.374.980.000**
Gastos de Consumo	16.991.346.922
Remuneraciones	15.008.833.775
Sueldos, Salarios y Otras Retribuciones	5.346.043.668
Beneficios y Complementos de Sueldos y Salarios	6.471.852.785
Aportes Patronales	694.651.599
Prestaciones Sociales y Otras Indemnizaciones	821.109.782
Asistencia Socioeconómica	1.402.605.571
Otros Gastos de Personal	272.570.370
Bienes y Servicios	1.977.833.147
Bienes de Consumo	727.810.000
Servicios no Personales	1.250.023.147
Depreciación y Amortización	4.680.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Transferencias y Donaciones Corrientes	2.383.633.078
Al Sector Privado	2.383.633.078
Transferencias Corrientes al Sector Privado	2.383.633.078
Directas a Personas	2.383.633.078
Pensiones y Otros Beneficios Asociados	102.596.212
Jubilaciones y Otros Beneficios Asociados	1.370.632.668
Otras Transferencias Directas a Personas	910.404.198
Gastos de Capital	**50.000.000**
Inversion Real Directa	50.000.000
Formación Bruta de Capital Fijo	50.000.000
Edificios e Instalaciones	2.000.000
Maquinaria, Equipos y Otros Bienes Muebles	48.000.000
Aplicaciones Financieras	**50.000.000**
Disminucion de Pasivos	50.000.000
Disminución de Cuentas y Efectos por Pagar	50.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	50.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	10.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	17.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	23.000.000
TOTAL	**19.474.980.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
24226	Formación Integral del T.S.U en la Especialidad de Tecnología Agropecuaria	Alumno Atendido	1.304		2.652.011.647			2.652.011.647
22414	Formación Integral del T.S.U en la Especialidad de Tecnología Agroforestal	Alumno Atendido	258		239.093.355			239.093.355
24245	Formación de T.S.U en Informática	Alumno Atendido	3.575		759.894.527			759.894.527
24686	Formación Integral de T.S.U en Mantenimiento de Equipos Electromecánica	Alumno Atendido	533		537.570.674			537.570.674
22435	Formación Integral del T.S.U en la Carrera de Tecnología Administrativa	Alumno Atendido	2.422		2.192.147.876			2.192.147.876
24619	Para Estudiar y Avanzar el Bienestar Social, es Esencial	Alumno Atendido	8.000	80.000.000	561.630.320		18.600.000	660.230.320
25005	Mantener y Fortalecer los Laboratorios y Talleres de Electromecánicas	Alumno Atendido	600		4.560.000			4.560.000
24246	Formación de Técnicos Superiores Universitarios en el IUTEP Programa Esteller, Turen, Santa Rosalía	Alumno Atendido	572		612.740.795		18.000.000	630.740.795
25610	Consolidación de los Sistemas de Información, Documentación y Archivología	Comunidad	9.459		45.772.944			45.772.944
25505	Fortalecer la Plataforma Informática	Actualización	1		64.449.600			64.449.600
25630	Cambio de Paradigma en el Proceso de Pasantía de los Estudiantes del IUTEP	Alumno Atendido	1.300		21.554.212			21.554.212
24241	Formación de T.S.U en el IUTEP Extensión Guanare	Alumno Atendido	1.568		1.814.930.821		18.600.000	1.833.530.821
24930	Consolidación de los Proyectos Agropecuarios en la Unidad de Producción Mijaguito	Alumno Atendido	1.518		29.540.000			29.540.000
24811	Vinculación Socio Comunitaria	Alumno Atendido	7.500		244.038.660			244.038.660
24833	Dotación de los Laboratorios de Computación y Telecomunicaciones	Alumno Atendido	11.230		3.710.000			3.710.000
24778	Plan de Investigación	Capacitación	100		98.015.628			98.015.628
24855	Programa de Especialización Para T.S.U	Alumno Atendido	120		22.215.450			22.215.450
99999	Administración y Servicio Institucional	Trabajador Beneficiado	265		2.497.023.491			2.497.023.491
	TOTAL			80.000.000	12.400.900.000		55.200.000	12.536.100.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.982.126.655			3.982.126.655
02	Gestión Administrativa	134.680.000	1.085.387.742			1.220.067.742
03	Previsión y Protección Social		1.736.685.603			1.736.685.603
	TOTAL	134.680.000	6.804.200.000			6.938.880.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**306**	**4.227.941.186**
Directivo	3	77.818.932
Profesional y Técnico	95	1.621.976.991
Administrativo	29	259.316.499
Docente	75	1.546.836.655
Obrero	104	721.992.109
Personal Fijo a Tiempo Parcial	**11**	**83.182.952**
Profesional y Técnico	4	31.837.532
Docente	7	51.345.420
Personal Contratado	**317**	**1.987.464.132**
Profesional y Técnico	10	117.127.760
Administrativo	33	172.809.720
Docente	263	1.597.626.652
Obrero	11	99.900.000
TOTAL	**634**	**6.298.588.270**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**43**	**1.006.803.612**
Jubilado	40	941.221.836
Pensionado	3	65.581.776
Administrativo	**2**	**9.768.732**
Profesional y Técnico	1	7.902.360
Pensionado	1	7.902.360
Apoyo	1	1.866.372
Pensionado	1	1.866.372
Obrero	**11**	**60.094.476**
Jubilado	9	54.206.592
Pensionado	2	5.887.884
TOTAL	**56**	**1.076.666.820**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	15.008.833.775
4.02	Materiales, Suministros y Mercancías	727.810.000
4.03	Servicios no Personales	1.250.023.147
4.04	Activos Reales	50.000.000
4.07	Transferencias y Donaciones	2.383.633.078
4.08	Otros Gastos	4.680.000
4.11	Disminución de Pasivos	50.000.000
	TOTAL	**19.474.980.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**19.370.300.000**
Transferencias y Donaciones Corrientes	19.260.300.000
Del Sector Público	19.260.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	19.260.300.000
De la República	19.205.100.000
Recursos Ordinarios	19.205.100.000
Del Poder Estadal	37.200.000
Del Poder Municipal	18.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	80.000.000
Venta de Servicios	80.000.000
Rentas de la Propiedad	30.000.000
Intereses	30.000.000
Intereses Internos	30.000.000
Intereses por Depósitos	30.000.000
B. Gastos Corrientes	**19.374.980.000**
Gastos de Consumo	16.991.346.922
Remuneraciones	15.008.833.775
Sueldos, Salarios y Otras Retribuciones	5.346.043.668
Beneficios y Complementos de Sueldos y Salarios	6.471.852.785
Aportes Patronales	694.651.599
Prestaciones Sociales y Otras Indemnizaciones	821.109.782
Asistencia Socioeconómica	1.402.605.571
Otros Gastos de Personal	272.570.370
Bienes y Servicios	1.977.833.147
Bienes de Consumo	727.810.000
Servicios no Personales	1.250.023.147
Depreciación y Amortización	4.680.000
Transferencias y Donaciones Corrientes	2.383.633.078
Al Sector Privado	2.383.633.078
Transferencias Corrientes al Sector Privado	2.383.633.078
Directas a Personas	2.383.633.078
Pensiones y Otros Beneficios Asociados	102.596.212
Jubilaciones y Otros Beneficios Asociados	1.370.632.668
Otras Transferencias Directas a Personas	910.404.198
C. Resultado Económico:Desahorro	**(4.680.000)**
II. Cuenta Capital	
A. Ingresos de Capital	
Recursos Propios de Capital	
Desahorro en la Cuenta Corriente	(4.680.000)
Incremento de la Depreciación y Amortización Acumuladas	4.680.000
B. Gastos de Capital	**50.000.000**
Inversion Real Directa	50.000.000
Formación Bruta de Capital Fijo	50.000.000
Edificios e Instalaciones	2.000.000
Maquinaria, Equipos y Otros Bienes Muebles	48.000.000
C. Resultado Financiero:Déficit	**(50.000.000)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**100.000.000**
Disminucion de la Inversion Financiera	100.000.000
Disminución de Otros Activos Financieros	100.000.000
Disminución de Disponibilidades	100.000.000
Disminución de Bancos	100.000.000
B. Aplicaciones Financieras	**100.000.000**
Disminucion de Pasivos	50.000.000
Disminución de Cuentas y Efectos por Pagar	50.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	50.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	10.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	17.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	23.000.000
Déficit Financiero	50.000.000

A0045
Instituto Universitario de Tecnología de Cumaná

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE CUMANÁ

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El presente instrumento constituye el resumen del Presupuesto de Ingresos y Gastos del Instituto Universitario de Tecnología de Cumaná correspondiente al ejercicio fiscal 2006, el cual se ajusta a las directrices emanadas tanto de la Oficina de Planificación, Presupuesto y Control de Gestión del Ministerio de Educación Superior; así como también, de la Oficina Nacional de Presupuesto (ONAPRE) en cuanto a la formulación de los presupuestos de los Institutos y Colegios.

El documento contempla la asignación de recursos financieros a las estrictas prioridades fundamentales que permitirán al Instituto desarrollar, a través de proyectos, durante el próximo ejercicio fiscal, las actividades de Docencia, Investigación, Extensión, Post-Grado y Producción en las sedes Cumaná y Cariaco, en el Estado Sucre y, Punta Mata, en el Municipio Ezequiel Zamora del Estado Monagas.

El Presupuesto del Instituto Universitario de Tecnología de Cumaná alcanza Bs. 22.882.629.668. Con el Aporte del Ejecutivo Nacional se garantizan, además del gasto de personal (activos y pasivos), las necesidades básicas y elementales requeridas para el desarrollo de las actividades académico-administrativas. Los ingresos propios financian parte de las inversiones a nivel de los activos; mientras que con la disminución en caja y banco se cancelarán los compromisos adquiridos durante el ejercicio fiscal 2005.

El financiamiento para la cancelación de los beneficios del personal activo; las incidencias del personal pasivo, la proyección de nuevos cargos, ascensos y sincerar los cargos se logrará gracias a las siguientes acciones:

A nivel del Personal Docente:

- Se prevé la apertura de concursos de oposición lo cual permite la reasignación de la carga académica, además de sincerar el número de Personal Contratado.
- Se proyectó el beneficio de cesta ticket y demás beneficios contractuales ajustados a las normas de ley establecidas.

A nivel del Personal Administrativo:

- Se proyectan 19 jubilaciones, cuyo personal actualmente goza de Providencias Administrativas y por consiguiente están a la espera de su resolución de jubilaciones.
- Una de las causas que obliga la proyección de Personal Administrativo Contratado se debe a las providencias administrativas lo cual obligó que un número considerable de trabajadores dejaran sus funciones.
- Se proyectaron las incidencias derivadas de la aprobación de la II Convención Colectiva de Condiciones de Trabajo entre FETRAESUV-MES.

A nivel del Personal Obrero:

- Producto del incremento de la matrícula estudiantil, crecimiento de la planta física y de las jubilaciones y pensiones otorgadas al personal obrero en los últimos dos años y, las que se prevén para el 2006 pese a la restricción de recursos económicos, se hace estrictamente necesario incrementar el número de obreros contratados.
- Se proyectó el beneficio de cesta ticket y demás beneficios contractuales ajustados a las normas de ley establecidas.

Con la finalidad de procurar un ambiente armónico de desarrollo profesional; de los recursos asignados, se prevé lo mínimo necesario para la continuidad y permanencia de los diferentes beneficios estudiantiles, expresados en el Plan Operativo Anual 2006; como son: atención médica, dotación parcial de medicamentos, servicio de comedor estudiantil, transporte, servicio de fotocopiado, pasantías, becas, ayudantías, preparadurías y asistencia a intercambios deportivos.

Los recursos presupuestarios asignados a los proyectos de investigación, extensión y de producción, servirán para procurar el financiamiento en la asistencia a eventos, congresos y jornadas de investigación; así como también, facilitar intercambios culturales entre la institución y la comunidad, a través, de las actividades culturales y la prestación de asesorías y servicios técnicos.

Cabe destacar que los proyectos y acciones específicas que el Instituto Universitario de Tecnología de Cumaná prevé ejecutar durante el ejercicio fiscal 2006 se corresponden con los diez objetivos estratégicos del Estado, empleando como marco referencial la inclusión y la justicia social.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**22.513.200.000**
Transferencias y Donaciones Corrientes	22.483.200.000
Del Sector Público	22.483.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	22.483.200.000
De la República	22.483.200.000
Venta de Bienes y Servicios de las Administraciones Publicas	18.000.000
Venta de Servicios	18.000.000
Rentas de la Propiedad	12.000.000
Intereses	12.000.000
Intereses Internos	12.000.000
Intereses por Depósitos	12.000.000
Fuentes Financieras	**369.429.668**
Disminución de la Inversión Financiera	369.429.668
Disminución de Otros Activos Financieros	369.429.668
Disminución de Disponibilidades	369.429.668
Disminución de Bancos	369.429.668
TOTAL	**22.882.629.668**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**22.081.470.638**
Gastos de Consumo	17.108.676.028
Remuneraciones	14.355.983.209
Sueldos, Salarios y Otras Retribuciones	5.069.690.361
Beneficios y Complementos de Sueldos y Salarios	6.382.791.341
Aportes Patronales	453.012.206
Prestaciones Sociales y Otras Indemnizaciones	733.171.948
Asistencia Socioeconómica	1.717.317.353
Bienes y Servicios	2.752.692.819
Bienes de Consumo	610.885.990
Servicios no Personales	2.141.806.829
Transferencias y Donaciones Corrientes	4.972.794.610
Al Sector Privado	4.972.794.610
Transferencias Corrientes al Sector Privado	4.972.794.610
Directas a Personas	4.972.794.610
Pensiones y Otros Beneficios Asociados	220.448.177
Jubilaciones y Otros Beneficios Asociados	4.418.886.182
Otras Transferencias Directas a Personas	333.460.251
Gastos de Capital	**431.729.362**
Inversión Real Directa	431.729.362
Formación Bruta de Capital Fijo	431.729.362
Edificios e Instalaciones	7.781.600
Maquinaria, Equipos y Otros Bienes Muebles	420.947.762
Bienes Preexistentes	3.000.000
Aplicaciones Financieras	**369.429.668**
Disminución de Pasivos	369.429.668
Disminución de Cuentas y Efectos por Pagar	369.429.668
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	369.429.668
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	130.258.106
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	76.942.296
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	162.229.266
TOTAL	**22.882.629.668**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25839	Formar Técnicos Superiores Universitarios en la Carrera de Química, Menciones: Química Aplicada y Refinación de Petróleo.	Graduando	40		7.649.183.140			7.649.183.140
25884	Formar Técnicos Superiores Universitarios en la Carrera de Electricidad; Menciones: Electrotecnia, Electrónica e Instrumentación y Control.	Graduando	80		2.973.439.942			2.973.439.942
25914	Formar Técnicos Superiores Universitarios en la Carrera de Biología Aplicada, Mención: Tecnología de los Alimentos	Graduando	40		1.495.774.494			1.495.774.494
25920	Formar Técnicos Superiores Universitarios en la Carrera de Biología, Mención: Tecnología Agropecuaria.	Graduando	20		518.061.364			518.061.364
25921	Formar Técnicos Superiores Universitarios en la Especialidad de Informática.	Graduando	50		793.208.504			793.208.504
25926	Formar Técnicos Superiores Universitarios en la Especialidad de Higiene y Seguridad Industrial	Graduando	40		345.645.289			345.645.289
25934	Mantenimiento y Fortalecimiento de Laboratorios y Talleres	Dotación	5		18.300.000			18.300.000
26405	Dotación y Actualización de Recursos Instruccionales	Orden de Compra	12		35.000.000			35.000.000
26447	Asistencia Socio-económica de los Estudiantes	Beca	600	30.000.000	1.153.848.583			1.183.848.583
26120	Formar Integralmente a los Estudiantes (cursos y Talleres)	Curso	20		111.950.000			111.950.000
26861	Desarrollar Proyectos de Investigación en el Área de Impacto Ambiental	Investigación	1		7.000.000			7.000.000
26830	Desarrollar Proyectos de Investigación en las Áreas de Procesos Químicos, Análisis y Tratamiento de Aguas.	Investigación	6		39.700.000			39.700.000
26798	Desarrollar Proyectos de Investigación en el Área de Agroalimentaria, Forrajicultura y Alimentación Animal.	Investigación	6		24.890.000			24.890.000
26968	Desarrollar Proyectos de Investigación en el Área de Metales y Ambiente	Investigación	2		12.000.000			12.000.000
26997	Desarrollar Proyectos de Investigaciones en el Área de Síntesis y Aplicaciones de Zeolitas	Investigación	1		13.250.000			13.250.000
26708	Asistir y Participar en Congresos, Eventos y Jornadas de Investigación.	Evento	18		51.160.000			51.160.000
26337	Desarrollar y Ejecutar Proyectos de Extensión	Dotación	45		97.440.000			97.440.000

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
26401	Desarrollo y Ejecución de Proyectos de Producción Agrícola, Avícola y Pecuaria	Obra	12		46.963.930			46.963.930
26164	Mantenimiento y Resguardo de los Bienes Muebles e Inmuebles.	Dotación	56		152.000.000			152.000.000
26146	Fortalecimiento de la Plataforma Informática	Compra	20		126.800.000			126.800.000
26936	Desarrollar Proyectos de Investigación en el Área de Energías Alternativas	Investigación	1		7.000.000			7.000.000
	TOTAL			30.000.000	15.672.615.246			15.702.615.246

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		802.545.723			802.545.723
02	Gestión Administrativa	369.429.668	1.368.704.668			1.738.134.336
03	Previsión y Protección Social		4.639.334.363			4.639.334.363
	TOTAL	369.429.668	6.810.584.754			7.180.014.422

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**446**	**5.484.418.151**
Directivo	3	114.085.548
Profesional y Técnico	65	1.048.229.167
Administrativo	53	405.188.440
Docente	222	3.189.079.339
Obrero	103	727.835.657
Personal Fijo a Tiempo Parcial	**4**	**30.393.432**
Profesional y Técnico	3	25.796.349
Administrativo	1	4.597.083
Personal Contratado	**71**	**594.330.086**
Profesional y Técnico	7	100.562.661
Administrativo	8	47.125.250
Docente	23	207.543.732
Obrero	33	239.098.443
TOTAL	**521**	**6.109.141.669**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**73**	**2.241.267.227**
Jubilado	69	2.122.348.184
Pensionado	4	118.919.043
Administrativo	**19**	**288.019.805**
Profesional y Técnico	11	206.314.163
Jubilado	11	206.314.163
Apoyo	8	81.705.642
Jubilado	8	81.705.642
Obrero	**35**	**272.539.475**
Jubilado	32	248.999.381
Pensionado	3	23.540.094
TOTAL	**127**	**2.801.826.507**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	14.355.983.209
4.02	Materiales, Suministros y Mercancías	610.885.990
4.03	Servicios no Personales	2.141.806.829
4.04	Activos Reales	431.729.362
4.07	Transferencias y Donaciones	4.972.794.610
4.11	Disminución de Pasivos	369.429.668
	TOTAL	**22.882.629.668**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**22.513.200.000**
Transferencias y Donaciones Corrientes	22.483.200.000
Del Sector Público	22.483.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	22.483.200.000
De la República	22.483.200.000
Recursos Ordinarios	22.483.200.000
Venta de Bienes y Servicios de las Administraciones Publicas	18.000.000
Venta de Servicios	18.000.000
Rentas de la Propiedad	12.000.000
Intereses	12.000.000
Intereses Internos	12.000.000
Intereses por Depósitos	12.000.000
B. Gastos Corrientes	**22.081.470.638**
Gastos de Consumo	17.108.676.028
Remuneraciones	14.355.983.209
Sueldos, Salarios y Otras Retribuciones	5.069.690.361
Beneficios y Complementos de Sueldos y Salarios	6.382.791.341
Aportes Patronales	453.012.206
Prestaciones Sociales y Otras Indemnizaciones	733.171.948
Asistencia Socioeconómica	1.717.317.353
Bienes y Servicios	2.752.692.819
Bienes de Consumo	610.885.990
Servicios no Personales	2.141.806.829
Transferencias y Donaciones Corrientes	4.972.794.610
Al Sector Privado	4.972.794.610
Transferencias Corrientes al Sector Privado	4.972.794.610
Directas a Personas	4.972.794.610
Pensiones y Otros Beneficios Asociados	220.448.177
Jubilaciones y Otros Beneficios Asociados	4.418.886.182
Otras Transferencias Directas a Personas	333.460.251
C. Resultado Económico: Ahorro	**431.729.362**
II. Cuenta Capital	
A. Ingresos de Capital	**431.729.362**
Recursos Propios de Capital	431.729.362
Ahorro en la Cuenta Corriente	431.729.362
B. Gastos de Capital	**431.729.362**
Inversión Real Directa	431.729.362
Formación Bruta de Capital Fijo	431.729.362
Edificios e Instalaciones	7.781.600
Maquinaria, Equipos y Otros Bienes Muebles	420.947.762
Bienes Preexistentes	3.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**369.429.668**
Disminución de la Inversión Financiera	369.429.668
Disminución de Otros Activos Financieros	369.429.668

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Disponibilidades	369.429.668
Disminución de Bancos	369.429.668
B. Aplicaciones Financieras	**369.429.668**
Disminución de Pasivos	369.429.668
Disminución de Cuentas y Efectos por Pagar	369.429.668
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	369.429.668
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	130.258.106
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	76.942.296
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	162.229.266

A0048
Instituto Universitario de Tecnología del Oeste
"Mariscal Sucre"

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL OESTE "MARISCAL SUCRE"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La política presupuestaria del Instituto Universitario de Tecnología del Oeste Mariscal Sucre, está orientada a cumplir con las disposiciones legales vigentes contentivos el período 2006, atendiendo los requerimientos exigidos por la Oficina Nacional de Presupuesto (ONAPRE). En este marco referencial; se hace obligante señalar, que se realizaron grandes esfuerzos en la formulación de un Plan Operativo que involucró la participación de todos los sectores del Instituto, el cual fue producto de un profundo trabajo de evaluación Institucional, donde se plantearon un conjunto de proyectos estratégicos y prioritarios que recogen las demandas de crecimiento y operatividad del Instituto.

Para el presupuesto 2006 se contemplan los siguientes gastos:

- Recurrencia total de los gastos de personal activo y pasivo en su componente de sueldos, salarios, primas y compensaciones.

- Crecimiento natural de recursos humanos asignados para garantizar la recurrencia de los Reglamentos y Disposiciones vigentes sobre ascensos, clasificación y compensación de personal.

- Garantizar para el personal docente los intereses de las prestaciones sociales y del fideicomiso del personal administrativo y obrero.

- Garantizar los recursos del pago del Bono de Alimentación para el personal docente Tiempo Completo y Dedicación Exclusiva.

- Garantizar los recursos para la cancelación de la prima por hijos y el incremento de la prima de antigüedad del personal administrativo.

- Mejoramiento de los procesos de Admisión, Control de Estudios, Evaluación y Grado.

- Fortalecimiento tecnológico de las carreras.

- Automatización del área administrativa acorde con las exigencias del momento.

Bajo estos criterios señalados la distribución de los recursos se realizó de la manera más objetiva posible bajo el modelo de intervención en los proyectos fundamentales para poder sostener el crecimiento de la matricula estudiantil que se ha generado en los últimos años.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**11.639.400.000**
Transferencias y Donaciones Corrientes	11.419.400.000
Del Sector Público	11.419.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	11.419.400.000
De la República	11.419.400.000
Venta de Bienes y Servicios de las Administraciones Publicas	100.000.000
Venta de Servicios	100.000.000
Rentas de la Propiedad	120.000.000
Intereses	120.000.000
Intereses Internos	120.000.000
Intereses por Depósitos	120.000.000
Fuentes Financieras	**3.020.000.000**
Disminucion de la Inversion Financiera	3.020.000.000
Disminución de Otros Activos Financieros	3.020.000.000
Disminución de Disponibilidades	3.020.000.000
Disminución de Bancos	3.020.000.000
TOTAL	**14.659.400.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**11.723.120.000**
Gastos de Consumo	11.024.083.322
Remuneraciones	10.472.177.954
Sueldos, Salarios y Otras Retribuciones	3.925.459.746
Beneficios y Complementos de Sueldos y Salarios	4.303.436.396
Aportes Patronales	555.718.073
Prestaciones Sociales y Otras Indemnizaciones	855.574.902
Asistencia Socioeconómica	758.488.837
Otros Gastos de Personal	73.500.000
Bienes y Servicios	551.905.368
Bienes de Consumo	165.560.000
Servicios no Personales	386.345.368
Transferencias y Donaciones Corrientes	699.036.678
Al Sector Privado	699.036.678
Transferencias Corrientes al Sector Privado	689.036.678
Directas a Personas	546.656.678
Pensiones y Otros Beneficios Asociados	34.616.061
Jubilaciones y Otros Beneficios Asociados	312.040.617
Otras Transferencias Directas a Personas	200.000.000
A Empresas Privadas	85.380.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Otras Transferencias Corrientes Intemas al Sector Privado	57.000.000
Donaciones Corrientes al Sector Privado	10.000.000
Donaciones a Personas	10.000.000
Gastos de Capital	**2.746.280.000**
Inversion Real Directa	2.746.280.000
Formación Bruta de Capital Fijo	2.746.280.000
Edificios e Instalaciones	2.100.000.000
Maquinaria, Equipos y Otros Bienes Muebles	225.280.000
Bienes Preexistentes	181.000.000
Construcciones de Bienes de Dominio Privado	240.000.000
Aplicaciones Financieras	**190.000.000**
Disminucion de Pasivos	190.000.000
Disminución de Cuentas y Efectos por Pagar	190.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	190.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	10.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	150.000.000
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	30.000.000
TOTAL	**14.659.400.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A048004	Desarrollo y Mejoramiento de la Gestión Académica	Proceso	5		80.000.000			80.000.000
A048006	Formación de T.S.U. en la Carrera de Secretaría	Alumno	100		973.745.403			973.745.403
A048007	Formación de T.S.U. en Administración de Personal	Alumno	1.155		1.032.894.512			1.032.894.512
A048009	Formación de T.S.U. en Administración de Empresas	Alumno	1.628		1.158.171.456			1.158.171.456
A048011	Formación de T.S.U. en Informática	Alumno	1.000		1.145.982.662			1.145.982.662
A048012	Formación de T.S.U. en Mantenimiento de Equipos Mecánicos	Alumno	600		1.222.350.498			1.222.350.498
A048014	Formación de T.S.U. en Mantenimiento de Vías Férreas	Alumno	400		365.818.272			365.818.272
A048015	Formación de T.S.U. en Mantenimiento de Equipos Eléctricos	Alumno	450		1.110.347.562			1.110.347.562
	TOTAL				7.089.310.365			7.089.310.365

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.519.867.589			3.519.867.589
02	Gestión Administrativa	3.050.000.000	463.565.368			3.513.565.368
03	Previsión y Protección Social		346.656.678			346.656.678
06	Disminución de Pasivos	190.000.000				190.000.000
	TOTAL	3.240.000.000	4.330.089.635			7.570.089.635

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**233**	**3.259.598.412**
Directivo	3	86.071.512
Profesional y Técnico	42	647.016.699
Administrativo	28	213.748.814
Docente	130	2.113.429.356
Obrero	30	199.332.031
Personal Fijo a Tiempo Parcial	**11**	**59.391.456**
Directivo	11	59.391.456
Personal Contratado	**121**	**1.073.232.056**
Profesional y Técnico	11	157.649.019
Administrativo	6	36.183.062
Docente	84	773.040.900
Obrero	20	106.359.075
TOTAL	**365**	**4.392.221.924**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**7**	**186.314.124**
Jubilado	7	186.314.124
Administrativo	**1**	**4.722.156**
Profesional y Técnico	1	4.722.156
Pensionado	1	4.722.156
TOTAL	**8**	**191.036.280**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	10.472.177.954
4.02	Materiales, Suministros y Mercancías	165.560.000
4.03	Servicios no Personales	386.345.368
4.04	Activos Reales	2.746.280.000
4.07	Transferencias	699.036.678
4.11	Disminución de Pasivos	190.000.000
	TOTAL	**14.659.400.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.639.400.000**
Transferencias y Donaciones Corrientes	11.419.400.000
Del Sector Público	11.419.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	11.419.400.000
De la República	11.419.400.000
Recursos Ordinarios	11.419.400.000
Venta de Bienes y Servicios de las Administraciones Publicas	100.000.000
Venta de Servicios	100.000.000
Rentas de la Propiedad	120.000.000
Intereses	120.000.000
Intereses Internos	120.000.000
Intereses por Depósitos	120.000.000
B. Gastos Corrientes	**11.723.120.000**
Gastos de Consumo	11.024.083.322
Remuneraciones	10.472.177.954
Sueldos, Salarios y Otras Retribuciones	3.925.459.746
Beneficios y Complementos de Sueldos y Salarios	4.303.436.396
Aportes Patronales	555.718.073
Prestaciones Sociales y Otras Indemnizaciones	855.574.902
Asistencia Socioeconómica	758.488.837
Otros Gastos de Personal	73.500.000
Bienes y Servicios	551.905.368
Bienes de Consumo	165.560.000
Servicios no Personales	386.345.368
Transferencias y Donaciones Corrientes	699.036.678
Al Sector Privado	699.036.678
Transferencias Corrientes al Sector Privado	689.036.678
Directas a Personas	546.656.678
Pensiones y Otros Beneficios Asociados	34.616.061
Jubilaciones y Otros Beneficios Asociados	312.040.617
Otras Transferencias Directas a Personas	200.000.000
A Empresas Privadas	85.380.000
Otras Transferencias Corrientes Internas al Sector Privado	57.000.000
Donaciones Corrientes al Sector Privado	10.000.000
Donaciones a Personas	10.000.000
C. Resultado Económico:Desahorro	**(83.720.000)**
II. Cuenta Capital	
A. Ingresos de Capital	**(83.720.000)**
Recursos Propios de Capital	(83.720.000)
Desahorro en la Cuenta Corriente	(83.720.000)
B. Gastos de Capital	**2.746.280.000**
Inversion Real Directa	2.746.280.000
Formación Bruta de Capital Fijo	2.746.280.000
Edificios e Instalaciones	2.100.000.000
Maquinaria, Equipos y Otros Bienes Muebles	225.280.000
Bienes Preexistentes	181.000.000
Construcciones de Bienes de Dominio Privado	240.000.000
C. Resultado Financiero:Déficit	**(2.830.000.000)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**3.020.000.000**
Disminucion de la Inversion Financiera	3.020.000.000
Disminución de Otros Activos Financieros	3.020.000.000
Disminución de Disponibilidades	3.020.000.000
Disminución de Bancos	3.020.000.000
B. Aplicaciones Financieras	**3.020.000.000**
Disminucion de Pasivos	190.000.000
Disminución de Cuentas y Efectos por Pagar	190.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	190.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	10.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	150.000.000
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	30.000.000
Déficit Financiero	2.830.000.000

A0053

Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DR. DELFÍN MENDOZA, TUCUPITA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología Dr. Delfín Mendoza de Tucupita, se plantea una política presupuestaria acorde a las disposiciones legales vigentes para el periodo 2006 en concordancia con las orientaciones generales para la formulación del presupuesto según los lineamientos impartidos por la Oficina Nacional de Presupuesto y por el Ministerio de Educación Superior.

La Misión del instituto es la formación de Técnicos Superiores Universitarios, altamente calificados en áreas de su competencia capaces de contribuir con el desarrollo económico, social y cultural del país y de la región oriental, a través de actividades de extensión y producción.

La Visión de la institución está enmarcada en que todos sus miembros interactúen en un clima organizacional con elevados valores éticos y morales, generando conocimientos, metodología y tecnología en un ambiente caracterizado por la excelencia académica, la efectividad, el liderazgo y el compromiso con la sociedad.

Su finalidad en el campo de la docencia del proceso de enseñanza y aprendizaje es ampliar y consolidar la formación y oferta de profesionales en las siguientes carreras que se imparten: Administración, Mención: Fiscal y Tributaria, Contaduría Pública, Enfermería; Tecnología Agropecuaria, Mención: Producción Animal y Vegetal, Construcción Civil, Educación Integral, Educación Física y Deportes y Turismo, en concordancia con los avances del conocimiento y de la tecnología, además de la reorganización de los mercados de trabajo a fin de formar recursos humanos emprendedores y flexibles para ubicarse en los campos de trabajos. Además la Institución tiene los proyectos de Temblador y Aulas Anexas de Barrancas.

El presupuesto como instrumento formal de planificación y coordinación de las acciones institucionales a ejecutar el próximo año, está orientado a la búsqueda de mayor productividad en la gestión, investigación y desarrollo.

Entre los objetivos más importantes se encuentran: formar profesionales universitarios en carreras técnicas que contribuyan con el desarrollo científico y tecnológico, tanto de la región como del país; desarrollar proyectos de investigación y propiciar la adaptación, creación e innovación de tecnología; servir como centro de estudio e investigación, en función de las necesidades tecnológicas del desarrollo regional y nacional; desarrollar proyectos de investigación y extensión orientados a elevar el nivel cultural, científico y social de la región; desarrollar proyectos académicos y administrativos que asignen un óptimo rendimiento nacional de la utilización de los recursos disponibles y, promover en los alumnos una conciencia cívica acorde con la responsabilidad del rol que han de desempeñar en la sociedad, orientado a la democratización y al cultivo de la nacionalidad.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**15.157.000.000**
Transferencias y Donaciones Corrientes	15.083.700.000
Del Sector Público	15.083.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	15.083.700.000
De la República	15.083.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	67.500.000
Venta de Servicios	67.500.000
Rentas de la Propiedad	5.800.000
Intereses	5.800.000
Intereses Internos	5.800.000
Intereses por Depósitos	5.800.000
Fuentes Financieras	**184.301.138**
Disminución de la Inversión Financiera	184.301.138
Disminución de Otros Activos Financieros	184.301.138
Disminución de Disponibilidades	184.301.138
Disminución de Bancos	184.301.138
TOTAL	**15.341.301.138**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**15.044.309.643**
Gastos de Consumo	14.546.928.938
Remuneraciones	13.531.262.938
Sueldos, Salarios y Otras Retribuciones	4.527.131.841
Beneficios y Complementos de Sueldos y Salarios	5.560.836.427
Aportes Patronales	518.887.383
Prestaciones Sociales y Otras Indemnizaciones	1.015.820.581
Asistencia Socioeconómica	1.621.426.928
Otros Gastos de Personal	287.159.778
Bienes y Servicios	1.015.666.000
Bienes de Consumo	173.700.000
Servicios no Personales	841.966.000
Transferencias y Donaciones Corrientes	497.380.705
Al Sector Privado	497.380.705
Transferencias Corrientes al Sector Privado	497.380.705
Directas a Personas	392.880.705
Pensiones y Otros Beneficios Asociados	48.031.404
Jubilaciones y Otros Beneficios Asociados	268.249.301
Otras Transferencias Directas a Personas	76.600.000
Otras Transferencias Corrientes Internas al Sector Privado	104.500.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**112.690.357**
Inversión Real Directa	112.690.357
Formación Bruta de Capital Fijo	112.690.357
Edificios e Instalaciones	75.440.000
Maquinaria, Equipos y Otros Bienes Muebles	19.750.357
Bienes Preexistentes	2.500.000
Construcciones de Bienes de Dominio Privado	15.000.000
Aplicaciones Financieras	**184.301.138**
Disminución de Pasivos	184.301.138
Disminución de Cuentas y Efectos por Pagar	184.301.138
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	184.301.138
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	38.301.138
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	96.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	50.000.000
TOTAL	**15.341.301.138**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A053001	Formación de T.S.U. en Construcción Civil	Alumno Atendido	550		392.381.532			392.381.532
A053002	Formación de T.S.U. en Enfermería	Alumno Atendido	702		520.976.903			520.976.903
A053003	Formación de T.S.U. en Producción Animal y Vegetal	Alumno Atendido	237		947.243.122			947.243.122
A053004	Formación de T.S.U en Administración Fiscal y Tributaria y Contaduría Publica	Alumno Atendido	2.084		1.166.409.056			1.166.409.056
A053005	Formación de T.S.U. en Educación Integral	Alumno Atendido	1.038		1.193.117.062			1.193.117.062
A053006	Formación de T.S.U en Educación Física	Alumno Atendido	496		490.128.696			490.128.696
A053007	Formación de T.S.U. en Turismo	Alumno Atendido	321		528.900.445			528.900.445
A05009	Modernización del Dpto. de Admisión y Control de Estudio	Equipo	6		4.500.000			4.500.000
A053010	Investigación	Investigación	529		5.500.000			5.500.000
A053011	Bienestar Estudiantil	Beneficio Social	5.428		742.050.357			742.050.357
Ao53012	Postgrado	Curso	2		3.000.000			3.000.000
A053013	Desarrollo Productivo Endógeno del Ceipa	Hectárea	210		46.500.000			46.500.000
A053014	Extensión Universitaria	Participación Social	658		7.000.000			7.000.000
A053015	Plataforma Informática	Equipo	209		7.000.000			7.000.000
A053016	Fortalecimiento de la Imagen Institucional	Evento	12		11.500.000			11.500.000
A053017	Fortalecimiento de la Planta Física	Metro Cuadrado	1.274		169.640.000			169.640.000
A053018	Manejo, Capacitación y Actualización del Recurso Humano	Pago	28		9.500.000			9.500.000
A053019	Seguimiento, Control y Evaluación de los Procesos Académicos y Administrativos	Proceso Administrado	7		8.000.000			8.000.000
A053020	Mantenimiento de Bienes Muebles e Inmuebles	Mantenimiento	1.306		2.129.608.991			2.129.608.991
A053021	Programa Temblador	Alumno Atendido	295		174.511.836			174.511.836
A0053000 08	Manejo y Control de los Recursos Financieros	Recurso Administrado	10.209	257.601.138	134.632.000			392.233.138
	TOTAL			257.601.138	8.692.100.000			8.949.701.138

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.075.319.295			6.075.319.295
02	Gestión Administrativa					
03	Previsión y Protección Social		316.280.705			316.280.705
	TOTAL		6.391.600.000			6.391.600.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**319**	**4.236.683.568**
Directivo	3	117.452.393
Profesional y Técnico	88	1.423.531.836
Administrativo	31	280.324.786
Docente	66	1.508.249.249
Obrero	131	907.125.304
Personal Fijo a Tiempo Parcial	**13**	**132.588.011**
Profesional y Técnico	4	35.245.979
Docente	9	97.342.032
Personal Contratado	**189**	**1.087.289.088**
Profesional y Técnico	7	85.952.672
Administrativo	27	170.548.755
Docente	144	776.300.256
Obrero	11	54.487.405
TOTAL	**521**	**5.456.560.667**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**8**	**289.385.638**
Jubilado	6	241.333.295
Pensionado	2	48.052.343
Obrero	**1**	**11.868.896**
Jubilado	1	11.868.896
TOTAL	**9**	**301.254.534**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	13.531.262.938
4.02	Materiales, Suministros y Mercancías	173.700.000
4.03	Servicios no Personales	841.966.000
4.04	Activos Reales	112.690.357
4.07	Transferencias y Donaciones	497.380.705
4.11	Disminución de Pasivos	184.301.138
	TOTAL	**15.341.301.138**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**15.157.000.000**
Transferencias y Donaciones Corrientes	15.083.700.000
Del Sector Público	15.083.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	15.083.700.000
De la República	15.083.700.000
Recursos Ordinarios	15.083.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	67.500.000
Venta de Servicios	67.500.000
Rentas de la Propiedad	5.800.000
Intereses	5.800.000
Intereses Internos	5.800.000
Intereses por Depósitos	5.800.000
B. Gastos Corrientes	**15.044.309.643**
Gastos de Consumo	14.546.928.938
Remuneraciones	13.531.262.938
Sueldos, Salarios y Otras Retribuciones	4.527.131.841
Beneficios y Complementos de Sueldos y Salarios	5.560.836.427
Aportes Patronales	518.887.383
Prestaciones Sociales y Otras Indemnizaciones	1.015.820.581
Asistencia Socioeconómica	1.621.426.928
Otros Gastos de Personal	287.159.778
Bienes y Servicios	1.015.666.000
Bienes de Consumo	173.700.000
Servicios no Personales	841.966.000
Transferencias y Donaciones Corrientes	497.380.705
Al Sector Privado	497.380.705
Transferencias Corrientes al Sector Privado	497.380.705
Directas a Personas	392.880.705
Pensiones y Otros Beneficios Asociados	48.031.404
Jubilaciones y Otros Beneficios Asociados	268.249.301
Otras Transferencias Directas a Personas	76.600.000
Otras Transferencias Corrientes Internas al Sector Privado	104.500.000
C. Resultado Económico: Ahorro	**112.690.357**
II. Cuenta Capital	
A. Ingresos de Capital	**112.690.357**
Recursos Propios de Capital	112.690.357
Ahorro en la Cuenta Corriente	112.690.357
B. Gastos de Capital	**112.690.357**
Inversión Real Directa	112.690.357
Formación Bruta de Capital Fijo	112.690.357
Edificios e Instalaciones	75.440.000
Maquinaria, Equipos y Otros Bienes Muebles	19.750.357
Bienes Preexistentes	2.500.000
Construcciones de Bienes de Dominio Privado	15.000.000
C. Resultado Financiero: Equilibrado	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**184.301.138**
Disminución de la Inversión Financiera	184.301.138
Disminución de Otros Activos Financieros	184.301.138
Disminución de Disponibilidades	184.301.138
Disminución de Bancos	184.301.138
B. Aplicaciones Financieras	**184.301.138**
Disminución de Pasivos	184.301.138
Disminución de Cuentas y Efectos por Pagar	184.301.138
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	184.301.138
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	38.301.138
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	96.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	50.000.000

A0058
Instituto Universitario de Barlovento

INSTITUTO UNIVERSITARIO DE BARLOVENTO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Barlovento es una institución educativa fundamenta en los más sólidos principios de ética, justicia y libertad cuya misión es Formar de Técnicos Superiores especializados en áreas que respondan a las exigencias de la competitividad del mercado cuya generación y aplicación del conocimiento en armonía con el contexto, cultural, político social y económico de la región y del país mediante un modelo gerencial que permita la participación, innovación, eficiencia y eficacia en las funciones de Docencia, Investigación y Postgrado.

La visión es Liderizar la orientación del desarrollo armónico y sustentable de la Sub- Región Barlovento a través de la creación y difusión de la ciencia y la cultura en concordancia con el sector productivo de la sociedad civil organizada; así como el diseño, formulación y evaluación de las estrategias que respondan al aprovechamiento eficiente de los recursos disponibles contribuyendo a mejorar las condicione de vida de la sociedad en general.

Objetivos:

- Gestionar la excelencia en la formación del docente y del educando a los fines de tener los parámetros del profesional calificado que pueda propiciar un incremento permanente en la productividad.

- Interactuar con los diferentes sectores productivos locales regionales y nacionales para fortalecer y preparar el recurso humano que exige el mercado laboral.

- Impulsar los proyectos de contingencia que permitan el desarrollo institucional mediante el dinamismo de los integrantes que conforman la comunidad universitaria.

- Desarrollar proyectos de Investigación, Desarrollo y Extensión Académica que promuevan institucionalmente a las personas pertenecientes a la comunidad local, regional y nacional.

- Establecer sistemas de comunicación entre la Institución y diferentes sectores públicos y privados que conforman a la región de Barlovento y el país para efectuar y dirigir proyecto de desarrollo económico, social y cultural.

- Formar integralmente al alumno en cuanto a la cultura, valores éticos, hacia la familia, la patria, y la sociedad.

- Desarrollar planes para las actividades de campo orientadas a que el estudiante perciba en forma directa la experiencia en el sector productivo.

- Establecer mecanismos de modernización que le permitan a la institución cumplir adecuadamente con objetivos de enseñanza consustanciados con la realidad local y global de la institución corregir posibles fallas, dinamizar procesos de cambio y adaptación a las nuevas necesidades enfoques y orientaciones de la educación superior.

El Instituto para el año fiscal 2006 atenderá una matrícula aproximada de 2.500 estudiantes además de ofrecer los servicios estudiantiles de beca comedor, beca excelencia académica, transporte, biblioteca servicio medico odontológico ayudantias estudiantiles orientación y trabajo social.

Para apoyar esta gestión el ente contara con una plantilla de recursos humanos compuesta por 271 trabajadores de los cuales, 3 cargos corresponden al personal Directivo, 154 a la categoría Docente 28 a profesionales y técnicos, 48 personal administrativo y 38 obreros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**8.919.157.489**
Transferencias y Donaciones Corrientes	8.864.157.489
Del Sector Público	8.864.157.489
Transferencias Corrientes Internas Recibidas del Sector Público	8.864.157.489
De la República	8.864.157.489
Venta de Bienes y Servicios de las Administraciones Publicas	15.000.000
Venta de Otros Bienes y Servicios	15.000.000
Rentas de la Propiedad	40.000.000
Intereses	40.000.000
Intereses Internos	40.000.000
Intereses por Depósitos	40.000.000
Fuentes Financieras	**521.998.778**
Disminución de la Inversión Financiera	521.998.778
Disminución de Otros Activos Financieros	521.998.778
Disminución de Disponibilidades	521.998.778
Disminución de Bancos	521.998.778
TOTAL	**9.441.156.267**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**8.279.227.590**
Gastos de Consumo	7.694.788.830
Remuneraciones	6.828.671.068
Sueldos, Salarios y Otras Retribuciones	2.428.322.497
Beneficios y Complementos de Sueldos y Salarios	2.630.291.128
Aportes Patronales	334.963.086
Prestaciones Sociales y Otras Indemnizaciones	567.202.883
Asistencia Socioeconómica	768.439.124
Otros Gastos de Personal	99.452.350
Bienes y Servicios	866.117.762
Bienes de Consumo	476.152.565
Servicios no Personales	389.965.197
Transferencias y Donaciones Corrientes	584.438.760
Al Sector Privado	584.438.760
Transferencias Corrientes al Sector Privado	584.438.760
Directas a Personas	436.438.760
Pensiones y Otros Beneficios Asociados	22.352.480
Jubilaciones y Otros Beneficios Asociados	164.086.280
Otras Transferencias Directas a Personas	250.000.000
Otras Transferencias Corrientes Internas al Sector Privado	148.000.000
Gastos de Capital	**639.929.899**

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Inversión Real Directa	639.929.899
Formación Bruta de Capital Fijo	639.929.899
Edificios e Instalaciones	274.000.000
Maquinaria, Equipos y Otros Bienes Muebles	304.000.000
Bienes Preexistentes	61.929.899
Aplicaciones Financieras	**521.998.778**
Disminución de Pasivos	521.998.778
Disminución de Cuentas y Efectos por Pagar	521.998.778
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	521.998.778
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	66.998.778
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	205.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	250.000.000
TOTAL	**9.441.156.267**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
4da31	Formación de Técnicos Superiores Universitarios en las Carreras de Administración de Empresas y Mercadeo Agrícola	Alumno Atendido	1.500		1.980.485.410			1.980.485.410
4da	Formación de Técnicos Superiores Universitarios en las Carreras de Turismo y Hotelera	Alumno Atendido	250		813.151.500			813.151.500
4da41	Formación de Técnicos Superiores Universitarios en Tecnología de Producción Agroalimentaria	Alumno Atendido	250		460.815.215			460.815.215
4da53	Formación de Técnicos Superiores Universitarios en Informático (centro de Adiestramiento)	Alumno Atendido	250		211.652.897			211.652.897
Adac1	Formación de Técnicos Superiores Universitarios en Construcción Civil	Alumno Atendido	250		369.883.334			369.883.334
3sac1u	Optimización de Servicios del Departamento de Evaluación y Control de Estudios	Servicio	18.000		90.644.668			90.644.668
2sad75	Dotación de Equipos, Materiales y Herramientas Para el Mantenimiento de la Planta Física	Dotación	4		125.500.000			125.500.000
5dip21	Juegos Nacionales de Institutos y Colegios Universitarios de Venezuela	Participación	111		254.161.300			254.161.300
3sac5u	Reubicación, Acondicionamiento y Modernización de la Biblioteca del IUB, en su Nueva Sede	Alumno Atendido	2.000		300.000.000			300.000.000
2sad75	Obras Civiles de Planta Física del IUB	Reparaciones y Mantenimientos	5		300.000.000			300.000.000
2sad72	Optimizar el Servicio de Transporte Estudiantil	Servicios	1.500		209.000.000			209.000.000
5dip22	Extensión y Producción Formación y Capacitación	Taller / Curso	48		109.409.082			109.409.082
3sac7u	Beneficios Socioeconómicos del Estudiante	Beneficiario	800	55.000.000	245.000.000			300.000.000
3sac3u	Crecimiento de la Unidad de Apoyo al Docente	Servicios	1.000		10.765.952			10.765.952
	TOTAL			55.000.000	5.480.469.358			5.535.469.358

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.039.814.713			3.039.814.713
02	Gestión Administrativa	521.998.778	157.434.658			679.433.436
03	Previsión y Protección Social		186.438.760			186.438.760
	TOTAL	521.998.778	3.383.688.131			3.905.686.909

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**117**	**1.569.340.568**
Directivo	3	33.675.264
Profesional y Técnico	28	438.812.435
Administrativo	18	134.574.397
Docente	35	726.582.652
Obrero	33	235.695.820
Personal Contratado	**154**	**1.178.440.659**
Administrativo	30	194.799.084
Docente	119	957.522.075
Obrero	5	26.119.500
TOTAL	271	2.747.781.227

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**7**	**123.107.364**
Jubilado	5	107.110.536
Pensionado	2	15.996.828
TOTAL	7	123.107.364

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	6.828.671.068
4.02	Materiales, Suministros y Mercancías	476.152.565
4.03	Servicios no Personales	389.965.197
4.04	Activos Reales	639.929.899
4.07	Transferencias y Donaciones	584.438.760
4.11	Disminución de Pasivos	521.998.778
	TOTAL	9.441.156.267

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**8.919.157.489**
Transferencias y Donaciones Corrientes	8.864.157.489
Del Sector Público	8.864.157.489
Transferencias Corrientes Internas Recibidas del Sector Público	8.864.157.489
De la República	8.864.157.489
Recursos Ordinarios	8.864.157.489
Venta de Bienes y Servicios de las Administraciones Publicas	15.000.000
Venta de Otros Bienes y Servicios	15.000.000
Rentas de la Propiedad	40.000.000
Intereses	40.000.000
Intereses Internos	40.000.000
Intereses por Depósitos	40.000.000
B. Gastos Corrientes	**8.279.227.590**
Gastos de Consumo	7.694.788.830
Remuneraciones	6.828.671.068
Sueldos, Salarios y Otras Retribuciones	2.428.322.497
Beneficios y Complementos de Sueldos y Salarios	2.630.291.128
Aportes Patronales	334.963.086
Prestaciones Sociales y Otras Indemnizaciones	567.202.883
Asistencia Socioeconómica	768.439.124
Otros Gastos de Personal	99.452.350
Bienes y Servicios	866.117.762
Bienes de Consumo	476.152.565
Servicios no Personales	389.965.197
Transferencias y Donaciones Corrientes	584.438.760
Al Sector Privado	584.438.760
Transferencias Corrientes al Sector Privado	584.438.760
Directas a Personas	436.438.760
Pensiones y Otros Beneficios Asociados	22.352.480
Jubilaciones y Otros Beneficios Asociados	164.086.280
Otras Transferencias Directas a Personas	250.000.000
Otras Transferencias Corrientes Internas al Sector Privado	148.000.000
C. Resultado Económico:Ahorro	**639.929.899**
II. Cuenta Capital	
A. Ingresos de Capital	**639.929.899**
Recursos Propios de Capital	639.929.899
Ahorro en la Cuenta Corriente	639.929.899
B. Gastos de Capital	**639.929.899**
Inversión Real Directa	639.929.899
Formación Bruta de Capital Fijo	639.929.899
Edificios e Instalaciones	274.000.000
Maquinaria, Equipos y Otros Bienes Muebles	304.000.000
Bienes Preexistentes	61.929.899
C. Resultado Financiero: Equilibrado	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**521.998.778**
Disminución de la Inversión Financiera	521.998.778
Disminución de Otros Activos Financieros	521.998.778
Disminución de Disponibilidades	521.998.778
Disminución de Bancos	521.998.778
B. Aplicaciones Financieras	**521.998.778**
Disminución de Pasivos	521.998.778
Disminución de Cuentas y Efectos por Pagar	521.998.778
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	521.998.778
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	66.998.778
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	205.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	250.000.000

A0060

Instituto Universitario de Tecnología de Caripito

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DE CARIPITO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología Caripito es una Institución de intereses éticos y sociales, cuyo fin es la formación humana en todas sus manifestaciones, la formación profesional en diferentes niveles con criterios de alta calidad y excelencia y la interacción con la comunidad contribuyendo de esta manera al pleno desarrollo de la persona humana y el mayor bienestar para la sociedad en función de sus valores trascendentales y sus necesidades.

El presupuesto de ingresos del Instituto para el año 2006 totaliza la cantidad de Bs. 15.164.319.547 millones, desglosados de la siguiente manera:

Aporte del Ejecutivo Nacional, Bs. 14.894.600.000 millones, Ingresos de Capital Bs. 17.872.416 millones, Transacciones Financieras Bs. 191.847.131 millones y el resto ingresos diversos por Bs. 60.000.000 millones.Las transferencias recibidas del Ejecutivo Nacional, permitirá atender los gastos de los proyectos en Bs. 6.811.600.000 millones y Bs. 8.083.000.000 millones de las acciones centralizadas.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO.

La matrícula que se estima atender durante el ejercicio fiscal es de 4.100 alumnos. Igualmente prevé ejecutar las actividades siguientes:

- Diseñar y mantener actualizado el Sistema Nacional de Información sobre la oferta y demanda en el Sistema de Educación Superior.
- Evaluar permanentemente la adecuación del Sistema de Educación Superior a las necesidades del desarrollo del país.
- Coordinar con los sectores productores de bienes y servicios, la adecuación de la oferta de empleos a la cantidad y calificación de los egresados del sistema de educación superior.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**14.954.600.000**
Transferencias y Donaciones Corrientes	14.894.600.000
Del Sector Público	14.894.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	14.894.600.000
De la República	14.894.600.000
Ingresos de Operación	36.000.000
Otros Ingresos de Operación	36.000.000
Rentas de la Propiedad	24.000.000
Intereses	24.000.000
Intereses Internos	24.000.000
Intereses por Depósitos	24.000.000
Ingresos de Capital	**17.872.416**
Recursos Propios de Capital	17.872.416
Incremento de la Depreciación y Amortización Acumuladas	17.872.416
Fuentes Financieras	**191.847.131**
Disminucion de la Inversion Financiera	191.847.131
Disminución de Otros Activos Financieros	191.847.131
Disminución de Disponibilidades	191.847.131
Disminución de Bancos	191.847.131
TOTAL	**15.164.319.547**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**14.791.890.004**
Gastos de Consumo	14.122.640.924
Remuneraciones	12.780.574.188
Sueldos, Salarios y Otras Retribuciones	4.119.795.621
Beneficios y Complementos de Sueldos y Salarios	5.328.892.068
Aportes Patronales	362.962.287
Prestaciones Sociales y Otras Indemnizaciones	946.592.069
Asistencia Socioeconómica	1.791.524.498
Otros Gastos de Personal	230.807.645
Bienes y Servicios	1.324.194.320
Bienes de Consumo	216.250.771
Servicios no Personales	1.107.943.549
Depreciación y Amortización	17.872.416
Gastos de la Propiedad	24.000.000
Intereses	24.000.000
Intereses Internos	24.000.000
Intereses por Depósitos	24.000.000
Transferencias y Donaciones Corrientes	645.249.080
Al Sector Privado	645.249.080
Transferencias Corrientes al Sector Privado	645.249.080
Directas a Personas	645.249.080
Pensiones y Otros Beneficios Asociados	96.601.132
Jubilaciones y Otros Beneficios Asociados	350.647.948
Otras Transferencias Directas a Personas	198.000.000
Gastos de Capital	**180.582.412**
Inversion Real Directa	180.582.412
Formación Bruta de Capital Fijo	180.582.412
Edificios e Instalaciones	38.982.412
Maquinaria, Equipos y Otros Bienes Muebles	135.600.000
Bienes Preexistentes	6.000.000
Aplicaciones Financieras	**191.847.131**
Disminucion de Pasivos	191.847.131
Disminución de Cuentas y Efectos por Pagar	191.847.131
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	191.847.131
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	35.898.804
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	110.348.327
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	45.600.000
TOTAL	**15.164.319.547**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
1	Formación T.S.U. Construcción Civil	Alumno Atendido	900		1.600.391.879			1.600.391.879
2	T.S.U. en Mantenimiento Mecánico	Alumno Atendido	650		1.033.006.229			1.033.006.229
3	F.T.S. en Mantenimiento Eléctrico	Alumno Atendido	700		1.305.503.928			1.305.503.928
4	F.T.S. Informática	Alumno Atendido	800		561.046.250			561.046.250
5	F.T.S. en Enfermería	Alumno Atendido	1.050		1.166.094.727			1.166.094.727
6	Beneficio Socio Económico al Estudiante	Alumno	1.850	60.000.000	1.013.574.575			1.073.574.575
8	Extensión Universitaria	Curso	12		24.000.000			24.000.000
7	Investigación y Post-grado	Proyecto	12		27.000.000			27.000.000
9	Desarrollo Laboratorio	Equipo	1		80.982.412			80.982.412
	TOTAL			60.000.000	6.811.600.000			6.871.600.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		7.066.786.150			7.066.786.150
02	Gestión Administrativa	209.719.547	568.964.770			778.684.317
03	Previsión y Protección Social		447.249.080			447.249.080
	TOTAL	209.719.547	8.083.000.000			8.292.719.547

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**290**	**3.859.486.682**
Directivo	3	44.879.358
Profesional y Técnico	48	841.411.535
Administrativo	43	332.904.732
Docente	116	2.014.758.336
Obrero	80	625.532.721
Personal Fijo a Tiempo Parcial	**20**	**103.315.908**
Docente	20	103.315.908
Personal Contratado	**121**	**1.040.618.639**
Profesional y Técnico	26	369.415.695
Administrativo	21	127.757.538
Docente	72	529.172.484
Obrero	2	14.272.922
TOTAL	**431**	**5.003.421.229**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**13**	**254.910.288**
Jubilado	10	203.435.760
Pensionado	3	51.474.528
Obrero	**5**	**24.243.060**
Jubilado	3	14.434.860
Pensionado	2	9.808.200
TOTAL	**18**	**279.153.348**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	12.780.574.188
4.02	Materiales, Suministros y Mercancías	216.250.771
4.03	Servicios no Personales	1.107.943.549
4.04	Activos Reales	180.582.412
4.07	Transferencias	645.249.080
4.08	Otros Gastos	41.872.416
4.11	Disminución de Pasivos	191.847.131
	TOTAL	**15.164.319.547**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**14.954.600.000**
Transferencias y Donaciones Corrientes	14.894.600.000
Del Sector Público	14.894.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	14.894.600.000
De la República	14.894.600.000
Recursos Ordinarios	14.894.600.000
Ingresos de Operación	36.000.000
Otros Ingresos de Operación	36.000.000
Rentas de la Propiedad	24.000.000
Intereses	24.000.000
Intereses Internos	24.000.000
Intereses por Depósitos	24.000.000
B. Gastos Corrientes	**14.791.890.004**
Gastos de Consumo	14.122.640.924
Remuneraciones	12.780.574.188
Sueldos, Salarios y Otras Retribuciones	4.119.795.621
Beneficios y Complementos de Sueldos y Salarios	5.328.892.068
Aportes Patronales	362.962.287
Prestaciones Sociales y Otras Indemnizaciones	946.592.069
Asistencia Socioeconómica	1.791.524.498
Otros Gastos de Personal	230.807.645
Bienes y Servicios	1.324.194.320
Bienes de Consumo	216.250.771
Servicios no Personales	1.107.943.549
Depreciación y Amortización	17.872.416
Gastos de la Propiedad	24.000.000
Intereses	24.000.000
Intereses Internos	24.000.000
Intereses por Depósitos	24.000.000
Transferencias y Donaciones Corrientes	645.249.080
Al Sector Privado	645.249.080
Transferencias Corrientes al Sector Privado	645.249.080
Directas a Personas	645.249.080
Pensiones y Otros Beneficios Asociados	96.601.132
Jubilaciones y Otros Beneficios Asociados	350.647.948
Otras Transferencias Directas a Personas	198.000.000
C. Resultado Económico:Ahorro	**162.709.996**
II. Cuenta Capital	
A. Ingresos de Capital	**180.582.412**
Recursos Propios de Capital	180.582.412
Ahorro en la Cuenta Corriente	162.709.996
Incremento de la Depreciación y Amortización Acumuladas	17.872.416
B. Gastos de Capital	**180.582.412**
Inversion Real Directa	180.582.412
Formación Bruta de Capital Fijo	180.582.412
Edificios e Instalaciones	38.982.412
Maquinaria, Equipos y Otros Bienes Muebles	135.600.000
Bienes Preexistentes	6.000.000
C. Resultado Financiero:Equilibrio	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**191.847.131**
Disminucion de la Inversion Financiera	191.847.131
Disminución de Otros Activos Financieros	191.847.131
Disminución de Disponibilidades	191.847.131
Disminución de Bancos	191.847.131
B. Aplicaciones Financieras	**191.847.131**
Disminucion de Pasivos	191.847.131
Disminución de Cuentas y Efectos por Pagar	191.847.131
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	191.847.131
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	35.898.804
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	110.348.327
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	45.600.000

A0080
Universidad del Zulia (LUZ)

UNIVERSIDAD DEL ZULIA (LUZ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Universidad del Zulia, es una institución científica - educativa fundamentada en los más sólidos principios de ética, justicia y libertad, cuyo propósito es la creación, transmisión y aplicación del conocimiento como valor social que genere competencias para la creatividad e innovación, para promover y organizar mediante la educación permanente, el desarrollo pleno de sus potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país. Una institución clave para el desarrollo regional y nacional.

Esta Casa de Estudios para el año 2006 atenderá una matrícula aproximada de 58.805 estudiantes de Pregrado y 6.122 profesionales de Postgrado. Se espera graduar a 6.581 estudiantes de pregrado y 984 profesionales de postgrado. Se ejecutaran 680 proyectos de Investigación, así como también se realizarán 4.278 actividades de Extensión y además ofrecerá beneficios a aproximadamente 31.775 beneficiarios en los diferentes servicios estudiantiles: comedor, becas, transporte, bibliotecas, servicios médico odontológicos, preparadurias y orientación, entre otros.,

Para apoyar esta gestión la Universidad del Zulia, contara con un talento humano activo conformado por 6.386 trabajadores, de los cuales 153 cargos corresponden al personal docente directivo, 2.897 cargos docentes, 967 cargos profesionales y técnicos, 1.441 cargos administrativos de apoyo y 928 obreros.

Los aspectos generales de la Política Presupuestaria, se indican a continuación:

- Los proyectos incluidos están enmarcados dentro de los diez (10) objetivos estratégicos del Plan Nacional y en los de equilibrio social, económicos, políticos, territorial e internacional, que constituye las bases estructurales en que se fundamenta la gestión del Estado.

- Se da prioridad a la continuación y culminación de los proyectos que están en proceso de ejecución y privilegiar la inversión en proyectos que representen un efecto multiplicador importante para la academia, en el marco de la concepción estratégica del desarrollo.

- Se garantiza la continuidad y consolidación de los convenios de cooperación y las misiones en apoyo a la política nacional del estado.

- Las nóminas del personal del año 2006 serán similares a las proyectadas al 31-12-2005. La incorporación de personal por necesidades de servicios deberá ser cubierta con lo recursos que para tal fin se asignen. Los cargos del personal en proceso de jubilación docente, administrativo y obrero se repondrán en la medida que exista disponibilidad presupuestaria. La creación de cargos debe tener prioridad en el caso de las nuevas carreras ofrecidas. No se podrán acordar la creación de beneficios adicionales distintos a lo que legalmente hayan sido aprobaos por el CNU. Tampoco se podrán negociar incrementos salariales y otros beneficios contemplados en las Normas de Homologación, hasta tanto el Ejecutivo Nacional estudie las propuestas correspondientes y asegure los recursos necesarios para su cumplimiento.

- Fortalecer el Pregrado y el Postgrado a través del Plan de Formación Docente de LUZ, ejecutando las siguientes acciones:

    - Evaluar a través del Vicerrectorado Académico la disponibilidad presupuestaria del Fondo para la formación docente al finalizar el tercer trimestre del año, garantizando los recursos del último trimestre y si hubiese un excedente se realizará la distribución del mismo hacia las facultades y núcleos para el desarrollo de los estudios a distancia.

- Financiar el programa de doctorado en el exterior, en áreas prioritarias para el desarrollo de la Universidad y para fortalecer su implementación. Se debe privilegiar en la selección de las universidades en el exterior, aquellas con las que LUZ tenga convenios de cooperación.

- Ajustar y financiar el plan de formación para el personal académico, en base a las prioridades planteadas por Facultades y Núcleos.

- Lograr una mayor efectividad en nuestras actividades de Extensión, profundizando el compromiso con la comunidad zuliana, a través de la formulación de planes, proyectos y convenios, los cuales deberán ser desarrollados conjuntamente con las comunidades y en estrecha colaboración con nuestras Alcaldías.

- Promover el establecimiento de convenios de cooperación con instituciones de naturaleza similares y acreditadas nacional e internacionalmente, con el fin de impulsar el programa de las alianzas estratégicas y sus proyectos, mediante el trabajo coordinado entre las Autoridades Rectorales, las Facultades, Núcleos y la Dirección de Relaciones Interinstitucionales.

- Continuar con el programa de modernización de la plataforma tecnológica, incluyendo la dotación de equipos de computación para las Facultades y Núcleos.

- Mantener el incremento ya acordado y aprobado, de la partida descentralizada asignada a la Facultades y Núcleos proporcional al estimado asignado para la investigación, hasta tanto se haga efectivo la aprobación del Consejo Nacional de Universidades, con respecto al manejo de los recursos por el CONDES.

- Desconcentrar los recursos correspondientes al mantenimiento de aires acondicionados y áreas verdes, hacia las Facultades y Núcleos, tomando parte de los recursos asignados para la reposición de equipos de aire acondicionado cuyo nivel de deterioro no amerita la inversión en reparaciones de los mismos, dando continuidad a la política iniciada en el año 2005.

El Presupuesto de Ingresos de la Universidad del Zulia para el ejercicio fiscal 2006 totaliza Bs. 456.906.100.000, financiado en un 95% por el aporte del Ejecutivo Nacional, Bs. 432.406.100.000. El 5% restante (Bs. 24.500.000.000) proviene de la venta de bienes y servicios estimados en Bs. 15.000.000.000, más el saldo final de caja y banco previsto estimado en Bs. 9.500.000.000.

El presupuesto de gasto de la Universidad del Zulia para el ejercicio fiscal 2006 totaliza Bs. 456.906.100.000, desagregado de la manera siguiente:

Estructura Presupuestaria	Monto En Bolívares	%
Proyectos	235.286.527.417	51,50
Acciones Centralizadas	221.619.572.583	48,50%

Los créditos presupuestarios contemplados garantizará:

- Recurrencia de los gastos fijos de personal en los mismos niveles del presupuesto inicial del 2005; actualizados por la aplicación del crecimiento natural 2005 previsto según los reglamentos y disposiciones vigentes del personal docente, administrativo y obrero, con su incidencia en los beneficios socioeconómicos.

- Se asignan recursos por Bs. 4.800 millones, para cubrir el crecimiento natural 2006, en lo referente a: ascensos, cambios de dedicación, reclasificaciones, promociones, prima por antigüedad, hijos, profesional y técnica entre otros, con su correspondiente incidencia en bonos y aportes patronales. Se actualiza el bono de alimentación o cesta ticket de acuerdo al valor de la unidad tributaria vigente publicada en la Gaceta Oficial N° 37.116 de fecha 27-01-05 y se actualiza el bono de doctor en cuanto a nuevos doctores.

- Se asignan Bs. 4.038 millones, para la creación y reposición de cargos por lo cual garantiza, el ingreso de cien (100) profesores Instructores a Tiempo Completo y continuar con la política de regularización del personal administrativo contratado (84 cargos) y obrero contratado (41 cargos), teniendo la prioridad las nuevas carreras ofrecidas.

- Recurrencia de Bs. 20.359 millones, hacia el pago del bono 8.5% a cuenta de intereses sobre las prestaciones sociales y fideicomiso obrero.

- Recurrencia de los servicios estudiantiles; servicios básicos, servicios médicos odontológicos, servicios de vigilancia contratada y normas Consejo Nacional de Universidades a los mismos niveles del 2005 más un incremento del 4%.

- Recurrencia en los gastos de funcionamiento operativo de las facultades, núcleos y dependencias a los mismos niveles del 2005, más un incremento del 4%.

- Se ajustan los servicios de vigilancia contratada en un 40% para cubrir prioridades en las facultades y núcleos; trimestralmente se hará una evaluación del servicio para realizar los ajustes pertinentes y reorientar los recursos disponibles. Esto aplicara para cualquier situación similar.

- Recurrencia de los gastos de inversión, más un crecimiento del 4% en lo que se refiere a construcciones mayores y menores de obras y dotación de equipos.

- Recurrencia del presupuesto de divisas a los mismos niveles del año 2005, para financiar los proyectos de investigación, becarios en el exterior, adquisición de publicaciones periódicas en el exterior y la membresía de convenios interinstitucionales, entre otros.

- Se logra el equilibrio presupuestario ajustando la recurrencia de los proyectos básicos institucionales y de los recursos asignados a la disminución de pasivos laborales.

- Es importante señalar que la cuota asignada no contempla recursos para incrementos salariales, y prestaciones sociales e intereses. Los recursos para cubrir estos conceptos de gastos para el año 2006, serán centralizados en el presupuesto del Ministerio de Educación Superior - Consejo Nacional de Universidades.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**447.406.100.000**
Transferencias y Donaciones Corrientes	432.406.100.000
Del Sector Público	432.406.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	432.406.100.000
De la República	432.406.100.000
Venta de Bienes y Servicios de las Administraciones Publicas	15.000.000.000
Venta de Otros Bienes y Servicios	15.000.000.000
Fuentes Financieras	**9.500.000.000**
Disminución de la Inversión Financiera	9.500.000.000
Disminución de Otros Activos Financieros	9.500.000.000
Disminución de Disponibilidades	9.500.000.000
Disminución de Bancos	9.500.000.000
TOTAL	**456.906.100.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**414.049.407.037**
Gastos de Consumo	258.180.031.241
Remuneraciones	209.371.836.376
Sueldos, Salarios y Otras Retribuciones	121.250.191.003
Aportes Patronales	11.672.155.719
Prestaciones Sociales y Otras Indemnizaciones	23.160.143.876
Asistencia Socioeconómica	53.289.345.778
Bienes y Servicios	48.808.194.865
Bienes de Consumo	16.821.869.149
Servicios no Personales	31.986.325.716
Transferencias y Donaciones Corrientes	155.869.375.796
Al Sector Privado	155.869.375.796
Transferencias Corrientes al Sector Privado	155.869.375.796
Directas a Personas	135.966.129.793
Pensiones y Otros Beneficios Asociados	7.724.527.182
Jubilaciones y Otros Beneficios Asociados	128.241.602.611
Otras Transferencias Corrientes Internas al Sector Privado	19.903.246.003
Gastos de Capital	**14.897.981.894**
Inversión Real Directa	14.897.981.894
Formación Bruta de Capital Fijo	14.897.981.894
Maquinaria, Equipos y Otros Bienes Muebles	14.491.486.777
Construcciones de Bienes de Dominio Privado	406.495.117
Aplicaciones Financieras	**27.958.711.069**
Disminución de Pasivos	27.958.711.069

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Cuentas y Efectos por Pagar	18.458.711.069
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	18.458.711.069
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	12.344.103.654
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	4.882.756.785
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.231.850.630
Disminución de Otros Pasivos	9.500.000.000
Disminución de Obligaciones de Ejercicios Anteriores	9.500.000.000
TOTAL	**456.906.100.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0080-1	Formación de Pregrado en Carreras Largas	Alumno Atendido	58.805	6.325.722.612	158.859.121.043			165.184.843.655
0080-2	Formación de Postgrado	Alumno Atendido	6.122	3.057.726.075	4.577.387.814			7.635.113.889
0080-3	Generación, Divulgación y Aplicación del Conocimiento	Investigación	418	608.078.260	15.173.299.579			15.781.377.839
0080-4	Intercambio del Conocimiento con la Sociedad	Jornada	4.218	1.003.357.540	7.091.116.752			8.094.474.292
0080-5	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Usuario Atendido	880.000	196.720.975	9.698.208.641			9.894.929.616
0080-6	Captación, Permanencia y Formación Integral del Estudiante	Beneficiario	31.775	26.906.612	17.056.943.678			17.083.850.290
0080-7	Desarrollo, Mantenimiento y Servicios de la Infraestructura Física	Metro Cuadrado	25.860	5.688.471	11.606.249.365			11.611.937.836
	TOTAL			11.224.200.545	224.062.326.872			235.286.527.417

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	848.227.807	25.644.670.116			26.492.897.923
02	Gestión Administrativa	12.427.571.648	46.732.973.219			59.160.544.867
03	Previsión y Protección Social		135.966.129.793			135.966.129.793
	TOTAL	13.275.799.455	208.343.773.128			221.619.572.583

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**5.030**	**72.351.988.500**
Directivo	150	4.113.916.992
Profesional y Técnico	841	13.450.656.276
Administrativo	1.224	10.073.613.444
Docente	2.085	39.997.444.116
Obrero	730	4.716.357.672
Personal Fijo a Tiempo Parcial	**484**	**3.400.918.260**
Directivo	3	32.637.924
Profesional y Técnico	16	156.467.316
Administrativo	4	28.803.864
Docente	461	3.183.009.156
Personal Contratado	**872**	**6.266.110.176**
Profesional y Técnico	110	1.242.098.604
Administrativo	213	1.267.850.796
Docente	351	2.819.376.576
Obrero	198	936.784.200
TOTAL	**6.386**	**82.019.016.936**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**2.461**	**52.096.679.028**
Jubilado	2.179	49.267.306.824
Pensionado	282	2.829.372.204
Administrativo	**1.735**	**13.571.802.276**
Profesional y Técnico	289	3.276.419.544
Jubilado	285	3.239.808.888
Pensionado	4	36.610.656
Apoyo	1.446	10.295.382.732
Jubilado	1.255	9.404.959.632
Pensionado	191	890.423.100
Obrero	**860**	**4.054.645.368**
Jubilado	675	3.387.631.584
Pensionado	185	667.013.784
TOTAL	**5.056**	**69.723.126.672**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	209.371.836.376
4.02	Materiales, Suministros y Mercancías	16.821.869.149
4.03	Servicios no Personales	31.986.325.716
4.04	Activos Reales	14.897.981.894
4.07	Transferencias y Donaciones	155.869.375.796
4.11	Disminución de Pasivos	27.958.711.069
	TOTAL	**456.906.100.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**447.406.100.000**
Transferencias y Donaciones Corrientes	432.406.100.000
Del Sector Público	432.406.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	432.406.100.000
De la República	432.406.100.000
Recursos Ordinarios	432.406.100.000
Venta de Bienes y Servicios de las Administraciones Publicas	15.000.000.000
Venta de Otros Bienes y Servicios	15.000.000.000
B. Gastos Corrientes	**414.049.407.037**
Gastos de Consumo	258.180.031.241
Remuneraciones	209.371.836.376
Sueldos, Salarios y Otras Retribuciones	121.250.191.003
Aportes Patronales	11.672.155.719
Prestaciones Sociales y Otras Indemnizaciones	23.160.143.876
Asistencia Socioeconómica	53.289.345.778
Bienes y Servicios	48.808.194.865
Bienes de Consumo	16.821.869.149
Servicios no Personales	31.986.325.716
Transferencias y Donaciones Corrientes	155.869.375.796
Al Sector Privado	155.869.375.796
Transferencias Corrientes al Sector Privado	155.869.375.796
Directas a Personas	135.966.129.793
Pensiones y Otros Beneficios Asociados	7.724.527.182
Jubilaciones y Otros Beneficios Asociados	128.241.602.611
Otras Transferencias Corrientes Internas al Sector Privado	19.903.246.003
C. Resultado Económico:Ahorro	**33.356.692.963**
II. Cuenta Capital	
A. Ingresos de Capital	**33.356.692.963**
Recursos Propios de Capital	33.356.692.963
Ahorro en la Cuenta Corriente	33.356.692.963

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**14.897.981.894**
Inversión Real Directa	14.897.981.894
Formación Bruta de Capital Fijo	14.897.981.894
Maquinaria, Equipos y Otros Bienes Muebles	14.491.486.777
Construcciones de Bienes de Dominio Privado	406.495.117
C. Resultado Financiero: Superávit	**18.458.711.069**
III. Cuenta Financiera	
A. Fuentes Financieras	**27.958.711.069**
Disminución de la Inversión Financiera	9.500.000.000
Disminución de Otros Activos Financieros	9.500.000.000
Disminución de Disponibilidades	9.500.000.000
Disminución de Bancos	9.500.000.000
Superávit Financiero	18.458.711.069
B. Aplicaciones Financieras	**27.958.711.069**
Disminución de Pasivos	27.958.711.069
Disminución de Cuentas y Efectos por Pagar	18.458.711.069
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	18.458.711.069
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	12.344.103.654
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	4.882.756.785
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.231.850.630
Disminución de Otros Pasivos	9.500.000.000
Disminución de Obligaciones de Ejercicios Anteriores	9.500.000.000

A0081

Universidad Nacional Experimental Politécnica
Antonio José de Sucre (UNEXPO)

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA ANTONIO JOSÉ DE SUCRE (UNEXPO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Universidad Nacional Experimental Politécnica "Antonio José de Sucre" (UNEXPO), es una institución de trayectoria consolidada en la formación de recursos humanos en el área del estudio de Ingeniería, Arquitectura y Tecnología, orientada hacia la búsqueda y generación del conocimiento, del afianzamiento de los valores trascendentales del hombre con una función rectora en la educación, la cultura, la ciencia y la tecnología, mediante actividades de docencia, investigación y extensión, con una organización identificada con sus principios y abierta al cambio; sometida a permanente evaluación y adaptación de los nuevos paradigmas, en la búsqueda constante de la excelencia y de contribuir al desarrollo socio-económico, político y cultural de la nación.

La UNEXPO, es una Institución líder a nivel nacional e internacional en la diversidad y universalidad de la enseñanza con énfasis en la tecnología, y en la formación del recurso humano con altos valores éticos, capaz de interactuar en armonía con el medio ambiente para que produzcan la transformación que la sociedad requiere para mejorar la calidad de vida.

De la misión y visión de la Universidad se derivan los siguientes objetivos institucionales:

- Formar profesionales Universitarios en el área del saber de la ingeniería y la tecnología a nivel de Pregrado y Postgrado, en diferentes especialidades y menciones con el fin de que sean incorporados al desarrollo tecnológico del sector productivo del país en todas sus fases: investigación, desarrollo, innovación, planificación, diseño, dirección, operación y mantenimiento.

- Desarrollar proyectos de investigación en ciencia, tecnología y otras áreas del saber que estimulen el talento y la inventiva de las personas que hacen vida en la Universidad, orientados por necesidades prioritarias de carácter local, regional, nacional y universal.

- Fortalecer la integración entre la Universidad, las empresas, los organismos del Estado y la comunidad, a los fines de cooperar en la realización de proyectos que permitan el desarrollo, la aplicación y la transferencia del conocimiento.

- Permanecer a la vanguardia de los cambios tecnológicos de forma que se posibilite el aumento de la eficiencia y la eficacia del aprendizaje, la investigación, la extensión universitaria y de los servicios administrativos.

- Promover el uso racional, protección y el mejoramiento del ambiente y contribuir al enriquecimiento de la calidad de vida en la región y en el país.

- Propiciar un ambiente democrático de armonía entre los diferentes sectores que conforman el quehacer universitario y la participación de docentes y estudiantes en la elección de gobierno universitario.

La Universidad, a fin de lograr los objetivos propuestos, formula las siguientes estrategias:

Académicas

Pregrado

- Crear y desarrollar el Plan de Actualización Curricular en coherencia con los criterios modernos de excelencia, integralidad y pertinencia social.

- Integrar al docente en la participación de cursos de actualización, especialización, maestría y doctorado en disciplinas que se cursan en la universidad y otras áreas de interés para la región y el país.

- Prever la tendencia de las matrículas de estudiantes del primer semestre de forma que éstas evolucionen de manera controlada y ordenada que garantice la calidad de los programas académicos y servicios ofrecidos a los alumnos. Determinar y evaluar los factores que inciden en el fracaso de los estudiantes en los primeros semestres.

- Diseñar e implantar proyectos que estimulen aquellos factores que influyen positivamente en la mejora del desempeño académico de los estudiantes en particular los de los primeros semestres.

- Crear comisiones para desarrollar métodos e indicadores fiables y válidos de medida de la calidad de la docencia y los resultados del proceso de aprendizaje y la Gestión Administrativa.

- Planificar y reestructurar las instalaciones físicas con el fin de hacer frente a las nuevas necesidades tales como: aulas dotadas con modernas tecnologías didácticas, equipamiento de laboratorios, aulas virtuales o tecnológicas.

- Facilitar cursos de nuevas tecnologías en el área de la enseñanza y otras innovaciones en el área de la docencia.

- Crear y ejecutar planes de actualización profesional para el personal docente, en sus áreas de competencia y en concordancia con las necesidades identificadas por la Universidad.

- Lograr la administración directa del proceso de admisión de aspirantes a la Universidad estableciendo los parámetros generales a nivel institucional y delegando en los núcleos los mecanismos administrativos y académicos aplicables en cada región.

- Creación de nuevas carreras para insertar más opciones a los aspirantes a ingresar a la UNEXPO y contribuir en la formación de capital para el desarrollo del país.

- Desarrollar el plan para la Articulación de los estudios de Técnico Superior Universitario a los estudios de ingeniería.

- Realizar el Estudio del Proyecto de creación de los programas académicos de postgrado y proposición al Consejo Universitario la aprobación de los mismos.

- Proyecto de Otorgamiento de reconocimientos académicos, Programa de Incentivo para docentes y Premios a la excelencia académica.

- Crear y ejecutar planes de actualización profesional para el personal docente, en sus áreas de competencia y en concordancia con las necesidades identificadas por la Universidad.

Postgrado

- Buscar permanentemente la excelencia de los programas para graduados, así como impulsar estudios de factibilidad de Postgrado y/o especialización en el área de Ingeniería, Arquitectura y Tecnología para los Vicerrectorados de Puerto Ordaz y Luis Caballero Mejías.

- Coordinar el Sistema de Evaluación y Acreditación de los Programas Académicos de Postgrado.

- Estimular la participación de los diferentes Departamentos de la Universidad Nacional Experimental Politécnica "Antonio José de Sucre" en el dictado de cursos de Postgrado.

- Fomentar el establecimiento de convenios de cooperación con organismos públicos y privados a nivel regional, nacional e internacional que favorezcan la capacitación del recurso humano con estudios de cuarto y quinto nivel.

- Ejecución del Plan de Formación Docente como proyecto de cambio.

Investigación

- Realizar estudios tendentes a definir áreas prioritarias de investigación, así como el establecimiento y desarrollo de líneas de investigación en función de las necesidades de las áreas de influencia de la Universidad y el país.

- Fomentar la creación de Grupos de Investigación constituidos por docentes seleccionados que presenten alta factibilidad de éxito en la planificación y ejecución de actividades de investigación.

- Establecer programas específicos para la difusión y promoción interna de las actividades de investigación que tengan como fin la formación de nuevos investigadores, así como su incorporación a los grupos de investigación.

- Estimular la participación de profesionales de los tres Vice-Rectorados en proyectos de carácter multidisciplinario que se lleven a cabo en la Universidad.

- Aprovechar las áreas de investigación y experticia de la Universidad como fundamentos para la creación de microempresas universitarias.

- Establecimiento de relaciones permanentes con organismos públicos y privados a nivel regional, nacional e internacional que financien proyectos de investigación.

- Integrar de manera efectiva los resultados generados de la gestión de investigación con las actividades de docencia de Pregrado y Postgrado, así como las de extensión.

- Fomentar la creación y consolidación de las Jornadas de Investigación de la UNEXPO.

Extensión

- Fortalecer las políticas de extensión que permitan establecer la plataforma estratégica para optimizar el trabajo que se viene realizando en su relación con la comunidad a través de la asistencia profesional y técnica, su proyección social y los eventos deportivos y culturales.

- Enfocar esfuerzos y recursos hacia la creación y consolidación de equipos interdisciplinarios que canalicen las necesidades e inquietudes de la comunidad universitaria en materias recreacionales, culturales, deportivas, sociales y otras, intra o extracurriculares, dentro o fuera de la organización, nacional o internacionalmente.

- Establecer las áreas prioritarias sobre la problemática regional y nacional susceptible de una eficaz participación de la UNEXPO en las soluciones de los problemas.

- Fomentar y apoyar actividades que contribuyan al desarrollo de la cultura, la educación física y deportiva como aspectos esenciales en el proceso de formación de nuevos educandos, así como también integrar dichas actividades a programas de recreación del personal docente, administrativo y obrero, así como a proyectos de extensión para la comunidad.

- Establecer los mecanismos de vinculación Universidad - egresados - jubilados que estimulen su contribución al desarrollo de la institución y sus miembros.

Apoyo Académico-Administrativo

- Realizar actividades para lograr que la Universidad conjuntamente con otros sectores determinantes, asuma el rol rector de conducción del desarrollo tecnológico a nivel regional y nacional.

- Estimular y apoyar la creación y ejecución de actividades dirigidas a obtener ingresos propios para compensar las áreas no cubiertas por el presupuesto ordinario.

- Establecer mecanismos de compensación para estimular a los miembros de la comunidad universitaria que contribuyan a la realización de proyectos y/o acciones que resulten en la obtención de ingresos adicionales por parte de la Universidad.

- Considerar la planificación como una herramienta de cambio y de orientación de gestión que logre ayudar a la toma de decisiones a todos los niveles de la institución.

- Crear mecanismos que faciliten la contribución de los jefes de las unidades académicas y administrativas en las fases de formulación y ejecución del presupuesto de la UNEXPO sobre la base del plan, así como establecer los canales de retroinformación adecuados.

- Orientar la gestión de equipo directivo sobre la base de un plan que contribuyan a integrar esfuerzos y recursos hacia la consolidación de la Universidad.

- Orientar la gestión de equipo directivo sobre la base de un plan que contribuyan a integrar esfuerzos y recursos hacia la consolidación de la Universidad.

- Actualizar los programas de Pregrado y Postgrado y desarrollar otros nuevos para asegurar que los planes de estudios forman adecuadamente a los estudiantes para trabajar en un entorno global, en respuesta a la creciente globalización de la cultura, de la actividad económica y del conocimiento.

- La Universidad Nacional Experimental Politécnica "Antonio José de Sucre", a fin de garantizar el logro de sus objetivos, así como la ejecución de sus estrategias para el cumplimiento de su misión y como una vía de orientar adecuadamente la toma de decisiones, establece las siguientes políticas institucionales:

Mejorar la equidad en el acceso a la Universidad

- Desarrollar el proceso de evaluación académica de la institución en la búsqueda de la excelencia y la calidad de los estudiantes.

- Orientar la actividad de investigación a la generación de alternativas de solución a problemas regionales y nacionales.

- Establecer convenios regionales, nacionales e internacionales, de integración y cooperación y de intercambio de profesores y estudiantes con universidades y otras instituciones y organismos, para la realización de programas de docencia, de investigación y extensión.

- Impulsar la ciencia y la tecnología en las actividades de gestión, docencia, investigación y extensión.

- Actualizar los programas de Pregrado y Postgrado y desarrollar otros nuevos para asegurar que los planes de estudios formen adecuadamente a los estudiantes para trabajar en un entorno global, en respuesta a la creciente globalización de la cultura, de la actividad económica y del conocimiento.

- Generar recursos propios que contribuyan al desarrollo de la institución y modernizar los procesos de gestión administrativa de la institución.

- Mantener un sistema permanente de evaluación académica que considere el desarrollo de la carrera docente y la prosecución estudiantil a fin de mantener la calidad de la institución.

- Desarrollar planes orientados a la formación en capacidades de gestión dirigidos a los miembros de la Comunidad Universitaria que ocupan cargos de responsabilidad en las áreas académicas y administrativas.

- Impulsar la ciencia y la tecnología en las actividades de gestión, docencia, investigación y extensión.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**116.059.243.209**
Transferencias y Donaciones Corrientes	114.305.200.000
Del Sector Público	114.305.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	114.305.200.000
De la República	114.305.200.000
Venta de Bienes y Servicios de las Administraciones Publicas	1.040.747.467
Venta de Otros Bienes y Servicios	1.040.747.467
Rentas de la Propiedad	713.295.742
Intereses	713.295.742
Intereses Internos	713.295.742
Intereses por Depósitos	713.295.742
TOTAL	**116.059.243.209**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**105.181.640.371**
Gastos de Consumo	75.067.969.265
Remuneraciones	53.302.707.705
Sueldos, Salarios y Otras Retribuciones	30.525.137.781
Beneficios y Complementos de Sueldos y Salarios	11.726.289.952
Aportes Patronales	3.183.285.864
Asistencia Socioeconómica	6.183.776.227
Otros Gastos de Personal	1.684.217.881
Bienes y Servicios	21.765.261.560
Bienes de Consumo	2.563.482.260
Servicios no Personales	19.201.779.300
Transferencias y Donaciones Corrientes	30.113.671.106
Al Sector Privado	30.113.671.106
Transferencias Corrientes al Sector Privado	30.113.671.106
Directas a Personas	29.341.763.729
Pensiones y Otros Beneficios Asociados	2.219.554.170
Jubilaciones y Otros Beneficios Asociados	25.501.341.245
Otras Transferencias Directas a Personas	1.620.868.314
A Instituciones sin Fines de Lucro	633.368.800
Otras Transferencias Corrientes Internas al Sector Privado	138.538.577
Gastos de Capital	**4.131.728.198**
Inversión Real Directa	4.131.728.198
Formación Bruta de Capital Fijo	4.131.728.198
Maquinaria, Equipos y Otros Bienes Muebles	4.131.728.198
Aplicaciones Financieras	**6.745.874.640**
Disminución de Pasivos	6.745.874.640
Disminución de Otros Pasivos	6.745.874.640
Disminución de Provisiones y Reservas Técnicas	6.745.874.640
Disminución de Provisiones	6.745.874.640
Disminución de Provisiones Para Beneficios Sociales	6.745.874.640
TOTAL	**116.059.243.209**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0080-1	Formación de Pregrado en Carreras Cortas	Alumno Atendido	2.436	85.000.000	5.419.361.734			5.504.361.734
0080-2	Formación de Pregrado en Carreras Largas	Alumno Atendido	13.392	130.050.050	24.427.460.895			24.557.510.945
0080-3	Formación de Postgrado	Alumno Atendido	880	700.000.000	982.687.943			1.682.687.943
0080-4	Generación y Divulgación del Conocimiento	Investigaciones	220		1.988.197.268			1.988.197.268
0080-5	Intercambio del Conocimiento con la Sociedad	Talleres / Jornadas / Reuniones	462	218.541.000	2.680.460.817			2.899.001.817
0080-6	Captación , Permanencia y Formación Integral.	Alumno Atendido	15.828	14.937.000	10.984.881.031			10.999.818.031
0080-7	Fortalecimiento y Desarrollo de las Gestión Científica, Tecnológica y Humanística.	Actualización	442		5.407.125.689			5.407.125.689
	TOTAL			1.148.528.050	51.890.175.377			53.038.703.427

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		18.301.603.062			18.301.603.062
02	Gestión Administrativa	605.515.159	16.392.526.146			16.998.041.305
03	Previsión y Protección Social		27.720.895.415			27.720.895.415
	TOTAL	605.515.159	62.415.024.623			63.020.539.782

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.584**	**20.770.947.000**
Directivo	50	1.508.274.216
Profesional y Técnico	311	4.511.709.912
Administrativo	321	2.646.685.536
Docente	633	10.264.947.204
Obrero	269	1.839.330.132
Personal Fijo a Tiempo Parcial	**145**	**791.803.632**
Profesional y Técnico	20	143.586.336
Administrativo	16	91.768.128
Docente	109	556.449.168
Personal Contratado	**252**	**1.631.957.532**
Profesional y Técnico	27	221.036.736
Administrativo	141	920.906.304
Docente	34	245.625.288
Obrero	50	244.389.204
TOTAL	**1.981**	**23.194.708.164**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Administrativo	**734**	**15.787.848.816**
Profesional y Técnico	734	15.787.848.816
Jubilado	651	14.355.627.828
Pensionado	83	1.432.220.988
Obrero	**210**	**1.226.190.864**
Jubilado	167	1.031.669.592
Pensionado	43	194.521.272
TOTAL	**944**	**17.014.039.680**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	53.302.707.705
4.02	Materiales, Suministros y Mercancías	2.563.482.260
4.03	Servicios no Personales	19.201.779.300
4.04	Activos Reales	4.131.728.198
4.07	Transferencias y Donaciones	30.113.671.106
4.11	Disminución de Pasivos	6.745.874.640
	TOTAL	**116.059.243.209**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**116.059.243.209**
Transferencias y Donaciones Corrientes	114.305.200.000
Del Sector Público	114.305.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	114.305.200.000
De la República	114.305.200.000
Recursos Ordinarios	114.305.200.000
Venta de Bienes y Servicios de las Administraciones Publicas	1.040.747.467
Venta de Otros Bienes y Servicios	1.040.747.467
Rentas de la Propiedad	713.295.742
Intereses	713.295.742
Intereses Internos	713.295.742
Intereses por Depósitos	713.295.742
B. Gastos Corrientes	**105.181.640.371**
Gastos de Consumo	75.067.969.265
Remuneraciones	53.302.707.705
Sueldos, Salarios y Otras Retribuciones	30.525.137.781
Beneficios y Complementos de Sueldos y Salarios	11.726.289.952
Aportes Patronales	3.183.285.864
Asistencia Socioeconómica	6.183.776.227
Otros Gastos de Personal	1.684.217.881
Bienes y Servicios	21.765.261.560
Bienes de Consumo	2.563.482.260
Servicios no Personales	19.201.779.300
Transferencias y Donaciones Corrientes	30.113.671.106
Al Sector Privado	30.113.671.106
Transferencias Corrientes al Sector Privado	30.113.671.106
Directas a Personas	29.341.763.729
Pensiones y Otros Beneficios Asociados	2.219.554.170
Jubilaciones y Otros Beneficios Asociados	25.501.341.245
Otras Transferencias Directas a Personas	1.620.868.314
A Instituciones sin Fines de Lucro	633.368.800
Otras Transferencias Corrientes Internas al Sector Privado	138.538.577
C. Resultado Económico:Ahorro	**10.877.602.838**
II. Cuenta Capital	
A. Ingresos de Capital	**10.877.602.838**
Recursos Propios de Capital	10.877.602.838
Ahorro en la Cuenta Corriente	10.877.602.838
B. Gastos de Capital	**4.131.728.198**
Inversión Real Directa	4.131.728.198
Formación Bruta de Capital Fijo	4.131.728.198
Maquinaria, Equipos y Otros Bienes Muebles	4.131.728.198
C. Resultado Financiero: Superávit	**6.745.874.640**
III. Cuenta Financiera	
A. Fuentes Financieras	**6.745.874.640**
Superávit Financiero	6.745.874.640

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Aplicaciones Financieras	**6.745.874.640**
Disminución de Pasivos	6.745.874.640
Disminución de Otros Pasivos	6.745.874.640
Disminución de Provisiones y Reservas Técnicas	6.745.874.640
Disminución de Provisiones	6.745.874.640
Disminución de Provisiones Para Beneficios Sociales	6.745.874.640

A0082
Universidad de Oriente (UDO)

UNIVERSIDAD DE ORIENTE (UDO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Visión

Ser un ente Rector en la Educación Superior que asuma una filosofía democrática y participativa; orientada hacia la plena autonomía, comprometida a dedicar sus esfuerzos a la formación de recursos humanos competitivos para el mercado laboral, prestando servicio de calidad en las áreas del conocimiento científico, humanístico y tecnológico mediante la realización de funciones de investigación, docencia y extensión, atendiendo la pertinencia social de cada núcleo, respondiendo oportunamente a las exigencias de su entorno y a las demandas de cambios e innovaciones que caracterizan a nuestra época.

Misión

Contribuir a la formación de profesionales de excelencia, de valores éticos y morales, críticos, creativos e integrales en la prestación de servicios en las diferentes áreas del conocimiento y desarrollando actividades de investigación, docencia y extensión para cooperar en la construcción de una sociedad venezolana de la Región Oriental - Insular - Sur .

Objetivos

Formar los equipos profesionales y técnicos necesarios para el desarrollo del país.

- Ampliar los recursos científicos y técnicos, para la solución de problemas. económicos y sociales del país y en especial de la Región Oriental, Insular y Sur.
- Conservar e incrementar el patrimonio cultural y educativo e incorporarse a las tareas del desarrollo integral de Venezuela.
- Conducir el proceso de formación de un profesional hábil y útil para ubicarse en un mundo competitivo, integrado, regionalizado y en proceso acelerado de transformación con base a una educación de calidad.
- Transformar la gerencia universitaria basada en un modelo cultural, centrado en las personas y en los procesos, tendente hacia la modernización de la Institución.
- Rescatar la formación profesional de los alumnos mediante el desarrollo de la mística, dignidad, moral, creatividad, innovación y productividad, para que sean capaces de insertarse en el quehacer regional y nacional.
- Implantar Educación Superior de la más alta calidad, con el fin de obtener un profesional de excelencia.
- Generar un cambio de modelos y de funcionamiento basado en una reestructuración curricular.

Funciones

- Promover y desarrollar labores de investigación científica, humanística y tecnológica en las áreas y disciplinas en las que se considere necesaria su participación en relación a los problemas regionales y nacionales.
- Promover vínculos directos con los medios de comunicación social a objeto de proporcionar mayor cobertura a la actividad universitaria.
- Desarrollar actividades de proyección social y extensión universitaria.

Metas

Para este ejercicio económico se prevé atender una matricula de pregrado de 76.562, en 46 carreras en los cinco (05) núcleos y cuatro (04) extensiones que conforman la institución, así como 1.690 participantes de postgrado que ofrece la universidad.

Hacia el logro de tales metas el Ente contará con una plantilla de recursos humanos compuesta por 6.274 trabajadores de los cuales 289 cargos corresponden al personal directivo, 2.399 a la categoría de docente, 990 a profesionales y técnicos, 1.112 cargos personal administrativo y 1.484 obreros.

Apoyar la culminación de los programas de investigación con el fin de mejorar problemas presentados por las comunidades así como aumentar el número de PPI.

Desarrollar programas de extensión en el área cultural y deportiva para fortalecer los lazos entre la universidad y su pueblo apoyando la Misión Cultura

Desarrollar su Planta Física para mejorar las condiciones en las que los estudiantes reciben su formación.

La política presupuestaria del gasto para la formulación del presupuesto por proyectos esta correlacionada con las políticas y directrices del Gobierno Nacional. Utilizando como instrumento fundamental los 10 Objetivos estratégicos de la Nueva Etapa, que conforman el "Nuevo Mapa Estratégico de la Nación". Haciendo énfasis en la política de austeridad y uso racional de los recursos públicos dispuestos por el Ejecutivo Nacional.

Para el ejercicio económico 2006 la Universidad prevé mejorar los servicios estudiantiles vigentes a través del mejoramiento de los servicios de comedor, transporte, biblioteca, servicio médico y de orientación vocacional, asegurando así que los estudiantes de menos recursos puedan tener acceso a la educación superior y finalizar satisfactoriamente sus estudios.

Los proyectos a ejecutar en el presente año son los siguientes:

Desarrollo de Infraestructura

- Construir, modificar, ampliar y rehabilitar espacios físicos para el mejor desarrollo de las actividades universitarias.

Promoción y fortalecimiento de la salud en las comunidades

- Promover el disfrute de los derechos sociales implementado programas de salud pública y brindando atención a los sectores mas desposeídos.

Promoción y Fomento de Economía Popular Comunitaria

- Fomentar una cultura de desarrollo comunitario rural, endógeno sustentable en la región nor-oriental y en el país.

Modernizar el Sistema de Enseñanza y la Oferta Académica

- Modernizar la oferta académica de la UDO a través del uso de nuevas tecnologías y la creación de nuevas carreras ajustadas a las necesidades de la sociedad.

Estudios y Análisis de Amenaza Sísmica en el Estado Sucre

- Evaluar las condiciones sísmicas y geotécnicas del Estado Sucre.

Fortalecimiento de Bomberos Universitarios

Orientar los servicios de atención de emergencias del Cuerpo de Bomberos Universitarios como un proyecto endógeno de atención directa a la comunidad universitaria y en general

Programa de Fortalecimiento Musical y Apoyo a la Misión Cultura

Conformar grupos musicales desarrollando la creatividad del estudiante en la elaboración de instrumentos musicales para el fortalecimiento de la misión cultura.

Proyección Social y Cultural hacia las Comunidades

Creación de programas de intercambio académico cultural con las comunidades, universidades y demás organismos de cooperación nacional e internacional.

Modernización de la Plataforma Comunicacional

Proyectar el pensamiento universitario en los distintos estratos sociales sin distingo de raza, religión, condición social y política.

Asistencia Técnica a las PYME, Parques Industriales y Cooperativas

Fomentar la economía productiva a través de las asesorías técnicas a las empresas en materia del saber universitario.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**345.642.100.000**
Transferencias y Donaciones Corrientes	345.419.300.000
Del Sector Privado	3.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	3.000.000.000
De Instituciones sin Fines de Lucro	3.000.000.000
Del Sector Público	342.419.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	342.419.300.000
De la República	342.404.300.000
Del Poder Estadal	15.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	222.800.000
Venta de Servicios	222.800.000
TOTAL	**345.642.100.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**316.563.941.712**
Gastos de Consumo	230.091.758.518
Remuneraciones	186.064.136.691
Sueldos, Salarios y Otras Retribuciones	105.569.114.378
Beneficios y Complementos de Sueldos y Salarios	8.193.242.326
Aportes Patronales	16.234.061.530
Asistencia Socioeconómica	51.812.315.060
Otros Gastos de Personal	4.255.403.397
Bienes y Servicios	44.027.621.827
Bienes de Consumo	15.051.491.441
Servicios no Personales	28.976.130.386
Transferencias y Donaciones Corrientes	86.472.183.194
Al Sector Privado	86.472.183.194
Transferencias Corrientes al Sector Privado	86.472.183.194
Directas a Personas	70.874.175.084
Pensiones y Otros Beneficios Asociados	6.364.352.822
Jubilaciones y Otros Beneficios Asociados	64.509.822.262
Otras Transferencias Corrientes Internas al Sector Privado	15.598.008.110
Gastos de Capital	**25.426.049.111**
Inversión Real Directa	25.426.049.111
Formación Bruta de Capital Fijo	25.426.049.111
Maquinaria, Equipos y Otros Bienes Muebles	14.843.113.867
Construcciones de Bienes de Dominio Privado	10.582.935.244
Aplicaciones Financieras	**3.652.109.177**
Inversión Financiera	700.000.000
Incremento de Fondos en Avance, Anticipos, fideicomiso y Activos Diferidos	700.000.000
Incremento de Fondos en Fideicomiso	700.000.000
Disminución de Pasivos	2.952.109.177
Disminución de Cuentas y Efectos por Pagar	2.952.109.177
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.952.109.177
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.952.109.177
TOTAL	**345.642.100.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Udopr1	Formar Profesionales de Alto Nivel en Carreras Cortas en las Distintas Áreas de Conocimiento que Ofrece la Institución de Acuerdo con las Necesidades y Áreas Prioritarias Para la Región y el País.	Alumno Atendido	3.406		13.082.436.320			13.082.436.320
Udopr2	Formar Profesionales de Alto Nivel en Carreras Largas en las Distintas Áreas de Conocimiento que Ofrece la Institución de Acuerdo con las Necesidades Priorizadas Para el País.	Alumno Atendido	73.156		78.636.874.075			78.636.874.075
Udopr3	Formación de Profesionales y Docentes en Estudios de IV Nivel.	Alumno Atendido	1.690		8.103.968.416			8.103.968.416
Udopr4	Generación, Divulgación y Aplicación del Conocimiento	Proyecto	385		9.358.297.274			9.358.297.274
Udopr5	Intercambio del Conocimiento Cultural y Deportivo con la Sociedad.	Evento	256		6.393.648.741			6.393.648.741
Udopr6	Asistencia Económica, Social y Medica Para Lograr la Captación, Permanencia y Formación Integral de los Estudiantes de Bajos Recursos.	Alumno Atendido	76.562		18.954.922.056			18.954.922.056
Udopr7	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística.	Usuario Atendido	76.562		10.786.031.782			10.786.031.782
Udopn1	Desarrollo de Infraestructura	Proyecto	100		11.457.008.695			11.457.008.695
Udopn2	Promoción y Fortalecimiento de la Salud en las Comunidades	Persona Atendida	10.000		1.326.325.625			1.326.325.625
Udopn3	Promoción y Fomento de Economía Popular Comunitaria	Población Atendida	400		1.428.438.553			1.428.438.553
Udopn4	Modernizar el Sistema de Enseñanza y la Oferta Académica.	Pensum	5		3.757.167.555			3.757.167.555
Udopn8	Estudios y Análisis de Amenazas Sísmicas en el Estado Sucre	Estudio	80		150.230.000			150.230.000
Udopn6	Fortalecimiento de los Bomberos Universitarios	Servicio	100		731.801.742			731.801.742
Udopn8	Programa de Fortalecimiento Musical y Apoyo a la Misión Cultura.	Población Atendida	300		659.000.000			659.000.000
Udopn8	Proyección Social y Cultural Hacia las Comunidades	Convenio	60		517.863.006			517.863.006
Udopn9	Modernización de la Plataforma Comunicacional	Actividad	3		1.443.928.186			1.443.928.186
Udopn10	Asistencia Técnica a las Pymes, Parques Industriales y Cooperativas	Asesoría	10		341.000.000			341.000.000
	TOTAL				**167.128.942.026**			**167.128.942.026**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		79.696.249.430			79.696.249.430
02	Gestión Administrativa	222.800.000	21.752.824.283		3.015.000.000	24.990.624.283
03	Previsión y Protección Social		70.874.175.084			70.874.175.084
06	Dirección y Coordinación del Servicio de la Deuda Pública Institucional		2.952.109.177			2.952.109.177
	TOTAL	222.800.000	176.275.357.974		3.015.000.000	178.513.157.974

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**5.154**	**84.435.372.289**
Directivo	289	7.366.931.133
Profesional y Técnico	639	10.201.801.917
Administrativo	1.013	17.484.177.270
Docente	1.765	38.702.352.224
De Investigación	39	821.496.781
Medico	12	136.349.164
Obrero	1.397	9.722.263.800
Personal Fijo a Tiempo Parcial	**450**	**2.280.981.037**
Profesional y Técnico	23	146.188.742
Administrativo	36	201.596.776
Docente	357	1.711.698.821
De Investigación	1	6.125.962
Medico	32	209.584.499
Obrero	1	5.786.237
Personal Contratado	**670**	**5.286.505.435**
Profesional y Técnico	284	2.033.604.264
Administrativo	63	1.240.806.355
Docente	237	1.860.543.876
Obrero	86	151.550.940
TOTAL	**6.274**	**92.002.858.761**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**1.069**	**26.890.099.977**
Jubilado	927	24.430.816.074
Pensionado	142	2.459.283.903
Administrativo	**1.235**	**21.368.412.197**
Profesional y Técnico	190	10.279.621.973
Jubilado	175	9.851.397.830
Pensionado	15	428.224.143
Apoyo	1.045	11.088.790.224
Jubilado	895	9.618.855.475
Pensionado	150	1.469.934.749
Obrero	**1.002**	**8.495.808.480**
Jubilado	761	7.061.690.207
Pensionado	241	1.434.118.273
TOTAL	**3.306**	**56.754.320.654**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	186.064.136.691
4.02	Materiales, Suministros y Mercancías	15.051.491.441
4.03	Servicios no Personales	28.976.130.386
4.04	Activos Reales	25.426.049.111
4.05	Activos Financieros	700.000.000
4.07	Transferencias	86.472.183.194
4.11	Disminución de Pasivos	2.952.109.177
	TOTAL	**345.642.100.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**345.642.100.000**
Transferencias y Donaciones Corrientes	345.419.300.000
Del Sector Privado	3.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	3.000.000.000
De Instituciones sin Fines de Lucro	3.000.000.000
Del Sector Público	342.419.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	342.419.300.000
De la República	342.404.300.000
Recursos Ordinarios	342.404.300.000
Del Poder Estadal	15.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	222.800.000
Venta de Servicios	222.800.000
B. Gastos Corrientes	**316.563.941.712**
Gastos de Consumo	230.091.758.518
Remuneraciones	186.064.136.691
Sueldos, Salarios y Otras Retribuciones	105.569.114.378
Beneficios y Complementos de Sueldos y Salarios	8.193.242.326
Aportes Patronales	16.234.061.530
Asistencia Socioeconómica	51.812.315.060
Otros Gastos de Personal	4.255.403.397
Bienes y Servicios	44.027.621.827
Bienes de Consumo	15.051.491.441
Servicios no Personales	28.976.130.386
Transferencias y Donaciones Corrientes	86.472.183.194
Al Sector Privado	86.472.183.194
Transferencias Corrientes al Sector Privado	86.472.183.194
Directas a Personas	70.874.175.084
Pensiones y Otros Beneficios Asociados	6.364.352.822
Jubilaciones y Otros Beneficios Asociados	64.509.822.262
Otras Transferencias Corrientes Internas al Sector Privado	15.598.008.110
C. Resultado Económico: Ahorro	**29.078.158.288**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**29.078.158.288**
Recursos Propios de Capital	29.078.158.288
Ahorro en la Cuenta Corriente	29.078.158.288
B. Gastos de Capital	**25.426.049.111**
Inversión Real Directa	25.426.049.111
Formación Bruta de Capital Fijo	25.426.049.111
Maquinaria, Equipos y Otros Bienes Muebles	14.843.113.867
Construcciones de Bienes de Dominio Privado	10.582.935.244
C. Resultado Financiero: Superávit	**3.652.109.177**
III. Cuenta Financiera	
A. Fuentes Financieras	**3.652.109.177**
Superávit Financiero	3.652.109.177
B. Aplicaciones Financieras	**3.652.109.177**
Inversión Financiera	700.000.000
Incremento de Fondos en Avance, Anticipos, fideicomiso y Activos Diferidos	700.000.000
Incremento de Fondos en Fideicomiso	700.000.000
Disminución de Pasivos	2.952.109.177
Disminución de Cuentas y Efectos por Pagar	2.952.109.177
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.952.109.177
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.952.109.177

A0083
Universidad de Los Andes (ULA)

UNIVERSIDAD DE LOS ANDES (ULA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

MISIÓN

La Universidad de Los Andes es una institución nacional de Educación Superior, pública y autónoma, al servicio de la Nación y como tal, le corresponde colaborar en la orientación de la dinámica tanto de la región andina como del país, mediante su contribución intelectual en el esclarecimiento de los problemas y el desarrollo de los potenciales regionales y nacionales, realizando una función rectora en la educación, la cultura, las artes y la ciencia, como parte del Sistema Nacional de Educación Superior.

En este sentido, sus actividades están dirigidas a crear, asimilar, enseñar y difundir el saber científico, tecnológico y humanístico, mediante la investigación, el desarrollo, la innovación, la docencia y la extensión, organizándose funcionalmente dentro de una estrecha coordinación con las demás instituciones del sistema a nivel nacional y de la región andina, con el fin de formar los equipos profesionales y técnicos que juzgue necesarios para el desarrollo y progreso de la Nación y la Región.

VISIÓN

La Universidad de Los Andes es una institución en permanente proceso de cambio, transformación, crecimiento y desarrollo, fundamentada en la cultura de la calidad y excelencia, la planificación, la multidisciplinariedad e interdisciplinariedad y el liderazgo corporativo; con una estructura dinámica, desconcentrada, flexible, cuya autonomía académica, investigativa y de extensión propende al desarrollo del conocimiento y la solución de los problemas del entorno, dirigiendo sus acciones a impactar positivamente a las comunidades, propiciando la justicia social, equidad e inclusión, mediante actividades de alto contenido social.

Enmarcados dentro de las estrategias y objetivos estratégicos institucionales, se ubican los siguientes proyectos institucionales para el ejercicio fiscal 2006:

FORMACIÓN DE PREGRADO EN CARRERAS CORTAS

Para dar respuesta a los requerimientos de la sociedad a corto plazo se continúa con la formación de pregrado de carreras cortas especialmente en el área de Ciencias del Agro y del Mar (Técnicos Superiores Forestales, Técnicos Superiores Agrícolas y Técnicos Superiores Pecuarios) y en el área de Ciencias de la Salud (Técnico Superior en Estadística de Salud), y bajo consideración de las instancias competentes para su aprobación, se ofrecerá la carrera de Técnico Superior en Inspección Sanitaria adscrita a la Facultad de Medicina. Se pretende atender una matrícula de 1.872 alumnos para el ejercicio fiscal 2006.

FORMACIÓN DE PREGRADO EN CARRERAS LARGAS

El permanente crecimiento y desarrollo del país demanda profesionales suficientemente capacitados para afrontar las nuevas realidades sociales, económicas, políticas y culturales a fin de explorar y aprovechar las potencialidades existentes. En este sentido se continuará con la formación de pregrado de carreras largas con la definición de parámetros que determinen tamaños óptimos de matrícula basado en la disponibilidad de recursos humanos e infraestructura ofreciendo 61 programas académicos en las distintas áreas del conocimiento: Ciencias, Ingeniería Arquitectura y Tecnología, Ciencias del Agro y del Mar, Ciencias de la Salud, Ciencias de la Educación, Ciencias Sociales, en los Núcleos Mérida, Táchira y Trujillo, con una visión integral, de manera que asuman los retos impuestos por la participación activa en el crecimiento y desarrollo del país. Se adecuarán los currículos a las necesidades actuales de interés nacional, regional o local, mediante la evaluación continua y permanente, conforme a los cambios que las innovaciones tecnológicas y educativas exigen, atendiendo una cohorte de 36.042 alumnos. Así mismo se prevé la oferta de la carrera Ingeniería de la Agroproducción en Ecosistemas adscrita al Núcleo de Trujillo.

FORMACIÓN DE POSTGRADO

El crecimiento y desarrollo integral del país amerita aumentar el potencial científico, tecnológico y humanístico con estándares de efectividad y calidad, por lo tanto se requiere la capacitación de recursos humanos en el cuarto nivel. Para ello se continuará con el mejoramiento y desarrollo de la formación de postgrado y líneas de investigación con base en los requerimientos demandados por la sociedad y los avances científicos y tecnológicos. Con la administración de 129 programas de postgrado se atenderá un contingente de 3.226 estudiantes. Así mismo se diversificará la oferta de postgrado acorde a las necesidades y demanda de la región y del país.

GENERACIÓN, DIVULGACIÓN Y APLICACIÓN DEL CONOCIMIENTO

Se proseguirá con la política de investigación y desarrollo que tendrá como contrapartida el mejoramiento de la eficiencia a través del financiamiento de líneas de investigación prioritarias y multidisciplinarias dirigidas a solucionar problemas del entorno inmediato. De esta manera se estima continuar el desarrollo de 1.387 proyectos de investigación, contando con el apoyo del Concejo de Desarrollo Científico y Humanístico para la administración de 1.235 proyectos, el fortalecimiento y dotación de laboratorios y el financiamiento de 1.991 publicaciones científicas.

INTERCAMBIO DEL CONOCIMIENTO CON LA SOCIEDAD

La extensión universitaria trasciende en el desarrollo de la región andina a través de múltiples y diversas actividades de impacto social expresadas en el intercambio de conocimiento con la sociedad, que permite el contacto permanente con las comunidades de la región andina, contribuyendo así a mejorar su calidad de vida mediante la concertación de programas compensatorios y de cooperación institucional. Se estima para el año 2006 la realización de 5.573 eventos de extensión académica, la asistencia profesional y técnica expresada a través de 852 asesorías, la realización de 152 eventos deportivos y 1.922 eventos culturales, y la actividad editorial a través de 1.177 publicaciones, apoyando las iniciativas y actividades de las fundaciones, asociaciones civiles sin fines de lucro, organizaciones no gubernamentales, entre otras.

CAPTACIÓN, PERMANENCIA Y FORMACIÓN DEL ESTUDIANTE

Los principales lineamientos del plan de la nación en materia de educación, se materializan en el acceso, permanencia y prosecución con base a la respuesta de las necesidades sociales para garantizar condiciones de universalidad con equidad y, en razón de ello, se prevé en el POAI, el proyecto de captación, permanencia y formación del estudiante, cuyo objetivo consiste en mejorar el proceso de captación y atención integral al estudiante a fin de lograr en lo inmediato su adaptación al medio social que lo rodea. Como acciones específicas en este proyecto, se estima dar atención a través del servicio de comedor cubriendo 2.400.000 bandejas, ofrecer 45.549 servicios de atención socioeconómica directa a los estudiantes, dar apoyo a 548 preparadores, financiar a través de programas de pasantías a 3.716 estudiantes, ofrecer servicios de apoyo bio-psico-social a 15.075 alumnos, garantizar 2.000.000 de servicios de transporte estudiantil y prestar 41.600 servicios de salud a los estudiantes.

FORTALECIMIENTO Y DESARROLLO DE LA GESTIÓN CIENTÍFICO, TECNOLÓGICA Y HUMANÍSTICA

La institución prevé apoyar las acciones específicas de la formación de enseñanza de pregrado y postgrado, investigación y extensión, con el fortalecimiento de los servicios bibliotecarios atendiendo para el año 2006, 1.397.234 consultas de material biblio-hemerográfico a fin de garantizar a la comunidad universitaria el acceso a la documentación e información necesarias para el desarrollo del las actividades académicas. Se considera también la reproducción de especies como bio-modelos con la producción animal de 9.000 unidades que apoyarán la docencia, la investigación y la extensión en el área. Así mismo, se mantendrán las licencias corporativas que respaldarán los servicios de tecnología de información que brindarán un adecuado y eficiente apoyo a las funciones académicas.

Por otra parte, se consideran los recursos necesarios para garantizar el funcionamiento de la Universidad y apoyar la concreción de los proyectos anteriormente señalados en acciones centralizadas que comprenden la dirección y coordinación de los gastos de los trabajadores, gestión administrativa, previsión y protección social. Contemplan estas acciones, la gestión y administración de los factores que intervienen en la producción del servicio de la educación, con la finalidad de garantizar de manera óptima la inversión educativa que realiza el Estado a través de la Universidad.

Al respecto, se propone crear conciencia en torno a la necesidad de modificar la estructura organizativa de algunas dependencias universitarias, simplificar procesos administrativos; priorizar funciones de docencia, investigación y extensión por encima de las administrativas propiamente dichas; formular, ejecutar y evaluar los planes operativos institucionales y el presupuesto de ingresos y gastos anuales; la reestructuración de los sistemas de empresas universitarias; continuar el diseño e implementación de un sistema de información administrativa único; discutir y aprobar proyectos de sistemas de evaluación del desempeño y de adiestramiento del personal administrativo, técnico y de servicio; establecer acuerdos con los gremios para incrementar la cobertura de los seguros de vida y HCM; continuar con la implantación del Sistema Nacional de Evaluación y Acreditación universitaria; fortalecer los medios telemáticos existentes a fin de mantener informada a toda la comunidad, sobre las acciones del quehacer universitario; garantizar el cumplimiento del pago oportuno de las obligaciones contraídas por la institución con el personal docente jubilado y pensionado, deuda con el personal universitario y deudas con proveedores, adquiridas en años anteriores.

RECURSOS HUMANOS

Se calculó el crecimiento natural, tomando en cuenta los ascensos en el escalafón docente, antigüedad de titulares y auxiliares docentes V a dedicación exclusiva y tiempo completo antigüedad del personal administrativo y obrero, cesta ticket del personal docente, administrativo y obrero y otros conceptos de gastos, como los derivados de las convenciones colectivas y acuerdos federativos o realizados de acuerdo al ordenamiento legal vigente.

Igualmente se consideró el 8,5% a cuenta de intereses sobre prestaciones sociales del personal docente y administrativo, fideicomiso de obreros y anticipos de prestaciones sociales.

GASTOS DE FUNCIONAMIENTO

Se estimó el crecimiento natural de conceptos del gasto, como la compensación para mantener la capacidad adquisitiva de bienes e insumos básicos en un 12%, y la convertibilidad de los precios de los bienes y servicios adquiridos en el exterior al tipo de cambio de Bs. 2.150 por dólar.

Se aplicó el crecimiento del 12% a los rubros fijos y variables de Normas del C.N.U., y se estimó el ajuste de los contratos de mantenimiento y servicios.

SERVICIOS ESTUDIANTILES

Se estimó el crecimiento natural del 12% para becas, preparadurías, comedor, transporte, ayudas médicas, cursos intensivos y otros gastos.

FINANCIAMIENTO

El financiamiento de la producción de los servicios de la Institución quedó estructurado por los Ingresos Propios, representados por el Saldo Inicial de Caja y por la generación de ingresos por la venta de bienes y servicios; así como por las Transferencias, representadas por el Aporte del Ejecutivo Nacional, y por los Aportes del Sector Privado (Fondo de Jubilaciones del Personal Docente).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**421.865.130.079**
Transferencias y Donaciones Corrientes	399.632.423.123
Del Sector Privado	3.709.723.123
Transferencias Corrientes Internas Recibidas del Sector Privado	3.709.723.123
De Instituciones sin Fines de Lucro	3.709.723.123
Del Sector Público	395.922.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	395.922.700.000
De la República	395.922.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	13.586.217.364
Venta de Bienes	1.846.488.309
Venta de Servicios	11.739.729.055
Rentas de la Propiedad	4.779.369.380
Intereses	4.169.369.380
Intereses Internos	4.169.369.380
Intereses por Depósitos	4.169.369.380
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	610.000.000
Utilidades, Rentas y Dividendos Entes Descentralizados no Petroleros	80.000.000
Alquileres	530.000.000
Otros Ingresos	3.867.120.212
Otros Ingresos Ordinarios	3.867.120.212
Ingresos de Capital	**268.500.000**
Recursos Propios de Capital	60.000.000
Venta y/o Desincorporación de Activos Fijos	60.000.000
De Activos Fijos	60.000.000
Disminución de la Inversión Financiera	208.500.000
Recuperación de Préstamos de Corto Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	208.500.000
Del Sector Privado	208.500.000
Fuentes Financieras	**1.535.820.000**
Disminución de la Inversión Financiera	1.535.820.000
Disminución de Otros Activos Financieros	1.535.820.000
Disminución de Disponibilidades	1.535.820.000
Disminución de Caja	1.535.820.000
TOTAL	**423.669.450.079**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**385.356.612.260**
Gastos de Consumo	259.655.913.463
Remuneraciones	206.885.100.928
Sueldos, Salarios y Otras Retribuciones	206.885.100.928
Bienes y Servicios	52.770.812.535
Bienes de Consumo	24.785.499.240
Servicios no Personales	27.985.313.295
Transferencias y Donaciones Corrientes	125.700.698.797
Al Sector Privado	125.669.913.131
Transferencias Corrientes al Sector Privado	125.669.913.131
Directas a Personas	125.669.913.131
Pensiones y Otros Beneficios Asociados	1.776.136.980
Jubilaciones y Otros Beneficios Asociados	99.300.530.605
Otras Transferencias Directas a Personas	24.593.245.546
Al Sector Público	30.785.666
Transferencias Corrientes al Sector Público	30.785.666
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	1.307.266
A los Entes Descentralizados sin Fines Empresariales Para Atender Beneficios de la Seguridad Social	29.478.400
Gastos de Capital	**17.261.115.948**
Inversión Real Directa	16.295.295.948
Formación Bruta de Capital Fijo	15.346.953.597
Edificios e Instalaciones	250.000.000
Maquinaria, Equipos y Otros Bienes Muebles	12.650.649.718
Bienes Preexistentes	28.000.000
Construcciones de Bienes de Dominio Público	2.418.303.879
Tierras y Terrenos	200.000.000
Bienes Intangibles	748.342.351
Inversión Financiera	965.820.000
Aportes en Acciones y Participaciones de Capital	765.820.000
Al Sector Privado	765.820.000
Concesión de Préstamos a Corto Plazo	200.000.000
Al Sector Privado	200.000.000
Aplicaciones Financieras	**21.051.721.871**
Disminución de Pasivos	21.051.721.871
Disminución de Cuentas y Efectos por Pagar	21.051.721.871
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	21.051.721.871
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	21.051.721.871
TOTAL	**423.669.450.079**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Formación de Pregrado en Carreras Cortas	Matricula	1.872	5.000.000	1.358.947.962			1.363.947.962
02	Formación de Pregrado en Carrera Larga	Matricula	36.042	4.873.761.250	127.085.989.233			131.959.750.483
03	Formación de Postgrado	Matricula	3.226	2.151.849.650	5.850.053.243			8.001.902.893
04	Generación, Divulgación y Aplicación del Conocimiento	Proyecto	2.622	844.244.934	17.659.014.705			18.503.259.639
05	Intercambio del Conocimiento con la Sociedad	Actividad	9.680	1.208.915.380	6.997.067.074			8.205.982.454
06	Captación, Permanencia y Formación Integral del Estudiante	Usuario Atendido	37.914	223.040.290	19.175.597.802			19.398.638.092
07	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Usuario	37.914	92.489.280	11.552.204.704			11.644.693.984
	TOTAL			9.399.300.784	189.678.874.723			199.078.175.507

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	560.500.000	57.896.620.348			58.457.120.348
02	Gestión Administrativa	14.077.226.172	42.557.169.780		3.709.723.123	60.344.119.075
03	Previsión y Protección Social		105.790.035.149			105.790.035.149
	TOTAL	14.637.726.172	206.243.825.277		3.709.723.123	224.591.274.572

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**5.607**	**71.310.223.394**
Directivo	160	523.479.564
Profesional y Técnico	1.126	15.063.133.708
Administrativo	911	5.896.359.892
Docente	2.140	41.768.963.588
Obrero	1.270	8.058.286.642
Personal Fijo a Tiempo Parcial	**162**	**876.682.516**
Profesional y Técnico	86	608.101.564
Administrativo	24	68.095.302
Docente	17	114.866.364
Obrero	35	85.619.286
Personal Contratado	**509**	**2.683.474.212**
Profesional y Técnico	2	14.961.240
Docente	507	2.668.512.972
TOTAL	6.278	74.870.380.122

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**1.475**	**38.747.293.697**
Jubilado	1.458	38.520.386.489
Pensionado	17	226.907.208
Administrativo	**1.549**	**14.393.672.186**
Profesional y Técnico	903	9.526.722.986
Jubilado	874	9.268.384.022
Pensionado	29	258.338.964
Apoyo	646	4.866.949.200
Jubilado	614	4.662.378.312
Pensionado	32	204.570.888
Obrero	**915**	**4.884.315.756**
Jubilado	852	4.592.346.564
Pensionado	63	291.969.192
TOTAL	3.939	58.025.281.639

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	206.885.100.928
4.02	Materiales, Suministros y Mercancías	24.785.499.240
4.03	Servicios no Personales	27.985.313.295
4.04	Activos Reales	16.295.295.948
4.05	Activos Financieros	965.820.000
4.07	Transferencias y Donaciones	125.700.698.797
4.11	Disminución de Pasivos	21.051.721.871
	TOTAL	**423.669.450.079**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**421.865.130.079**
Transferencias y Donaciones Corrientes	399.632.423.123
Del Sector Privado	3.709.723.123
Transferencias Corrientes Internas Recibidas del Sector Privado	3.709.723.123
De Instituciones sin Fines de Lucro	3.709.723.123
Del Sector Público	395.922.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	395.922.700.000
De la República	395.922.700.000
Recursos Ordinarios	395.922.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	13.586.217.364
Venta de Bienes	1.846.488.309
Venta de Servicios	11.739.729.055
Rentas de la Propiedad	4.779.369.380
Intereses	4.169.369.380
Intereses Internos	4.169.369.380
Intereses por Depósitos	4.169.369.380
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	610.000.000
Utilidades, Rentas y Dividendos Entes Descentralizados no Petroleros	80.000.000
Alquileres	530.000.000
Otros Ingresos	3.867.120.212
Otros Ingresos Ordinarios	3.867.120.212
B. Gastos Corrientes	**385.356.612.260**
Gastos de Consumo	259.655.913.463
Remuneraciones	206.885.100.928
Sueldos, Salarios y Otras Retribuciones	206.885.100.928
Bienes y Servicios	52.770.812.535
Bienes de Consumo	24.785.499.240
Servicios no Personales	27.985.313.295
Transferencias y Donaciones Corrientes	125.700.698.797
Al Sector Privado	125.669.913.131
Transferencias Corrientes al Sector Privado	125.669.913.131

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Directas a Personas	125.669.913.131
Pensiones y Otros Beneficios Asociados	1.776.136.980
Jubilaciones y Otros Beneficios Asociados	99.300.530.605
Otras Transferencias Directas a Personas	24.593.245.546
Al Sector Público	30.785.666
Transferencias Corrientes al Sector Público	30.785.666
A los Entes Descentralizados sin Fines Empresariales para sus Gastos	1.307.266
A los Entes Descentralizados sin Fines Empresariales para Atender Beneficios de la Seguridad Social	29.478.400
C. Resultado Económico: Ahorro	**36.508.517.819**
II. Cuenta Capital	
A. Ingresos de Capital	**36.777.017.819**
Recursos Propios de Capital	36.568.517.819
Ahorro en la Cuenta Corriente	36.508.517.819
Venta y/o Desincorporación de Activos Fijos	60.000.000
De Activos Fijos	60.000.000
Disminución de la Inversión Financiera	208.500.000
Recuperación de Préstamos de Corto Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	208.500.000
Del Sector Privado	208.500.000
B. Gastos de Capital	**17.261.115.948**
Inversión Real Directa	16.295.295.948
Formación Bruta de Capital Fijo	15.346.953.597
Edificios e Instalaciones	250.000.000
Maquinaria, Equipos y Otros Bienes Muebles	12.650.649.718
Bienes Preexistentes	28.000.000
Construcciones de Bienes de Dominio Público	2.418.303.879
Tierras y Terrenos	200.000.000
Bienes Intangibles	748.342.351
Inversión Financiera	965.820.000
Aportes en Acciones y Participaciones de Capital	765.820.000
Al Sector Privado	765.820.000
Concesión de Préstamos a Corto Plazo	200.000.000
Al Sector Privado	200.000.000
C. Resultado Financiero: Superávit	**19.515.901.871**
III. Cuenta Financiera	
A. Fuentes Financieras	**21.051.721.871**
Disminución de la Inversión Financiera	1.535.820.000
Disminución de Otros Activos Financieros	1.535.820.000
Disminución de Disponibilidades	1.535.820.000
Disminución de Caja	1.535.820.000
Superávit Financiero	19.515.901.871
B. Aplicaciones Financieras	**21.051.721.871**
Disminución de Pasivos	21.051.721.871
Disminución de Cuentas y Efectos por Pagar	21.051.721.871
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	21.051.721.871
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	21.051.721.871

A0084
Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS CENTRALES RÓMULO GALLEGOS (UNERG)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG) comprometida con la consolidación de una sociedad justa, sin exclusiones y fundamentada en los valores esenciales que establece nuestra Carta Magna, se propone para el año 2006 continuar y profundizar las acciones de transformación y progreso del Estado Guárico, a través de una Educación Superior accesible a todos, de alta calidad y con un gran contenido social.

Para tal fin, se hace necesario que las politicas presupuestarias que se establecen para el nuevo ejercicio económico, estén en armonía con las misiones de la instituciones universitarias, los aspectos generales de la nueva estructura por proyecto, y con las directrices y politicas que señala el Gobierno Nacional, plasmadas en los 10 objetivos estratégicos de la Nueva Etapa, que conforma el nuevo mapa Estratégico, y donde el sub-sistema Educación Superior, tiene una participación y compromiso determinante para el éxito de los objetivos que ahí se trazan.

En tal sentido la misión y la visión de la Universidad están directamente vinculadas con los siguientes objetivos estratégicos:

- Avanzar en la conformación de una estructura social
- Articular y optimizar la nueva estrategia comunicacional
- Avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular
- Acelerar la creación de la nueva institucionalidad del aparato del Estado
- Activar una nueva estrategia integral y eficaz contra la corrupción
- Desarrollar una nueva estrategia electoral
- Acelerar la construcción del nuevo modelo productivo rumbo a la creación del nuevo sistema económico
- Continuar instalando la nueva estructura territorial
- Seguir impulsando el nuevo sistema multipolar internacional

En este orden de ideas, la Universidad, se ha planteado ocho proyectos fundamentales, Formación de Pregrado en carrera corta, Formación de Pregrado en carrera larga, Formación de Postgrado, Generación, divulgación y aplicación del conocimiento, Intercambio del conocimiento con la sociedad, Capacitación, permanencia y formación integral del estudiante, Fortalecimiento y desarrollo de la gestión científica tecnológica y humanística, y por último, mantenimiento y conservación de planta física mobiliario y equipos.

Asimismo se establecieròn tres acciones centralizadas, que formaran parte del apoyo y del desarrollo de las diferentes actividades para lograr alcanzar el objetivo de cada uno de los proyectos que se plantearon.

Tal situación permitirá continuar garantizando el derecho a la educación, de manera que permita la erradicación de la exclusión educativa, para que se pueda lograr mejorar la formación y aumentar los niveles educativos, fomentando las actividades culturales y deportivas; y contribuyendo con el desarrollo económico y científico a través de la creación y fortalecimiento de los centros de investigación, en cumplimiento del mandato constitucional como lo es la docencia, instigación y extensión, para de esta forma hacer que exista mayor equidad social

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**51.451.700.000**
Transferencias y Donaciones Corrientes	51.351.700.000
Del Sector Público	51.351.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	51.351.700.000
De la República	51.351.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	100.000.000
Venta de Otros Bienes y Servicios	100.000.000
Ingresos de Capital	**224.143.634**
Recursos Propios de Capital	224.143.634
Incremento de la Depreciación y Amortización Acumuladas	224.143.634
Fuentes Financieras	**300.000.000**
Disminución de la Inversion Financiera	300.000.000
Disminución de Otros Activos Financieros	300.000.000
Disminución de Disponibilidades	300.000.000
Disminución de Bancos	300.000.000
TOTAL	**51.975.843.634**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**48.508.501.280**
Gastos de Consumo	43.113.266.521
Remuneraciones	38.771.405.818
Sueldos, Salarios y Otras Retribuciones	15.612.398.234
Aportes Patronales	13.524.831.849
Asistencia Socioeconómica	9.634.175.735
Bienes y Servicios	4.117.717.069
Bienes de Consumo	843.172.559
Servicios no Personales	3.274.544.510
Depreciación y Amortización	224.143.634
Transferencias y Donaciones Corrientes	5.395.234.759
Al Sector Privado	5.395.234.759
Transferencias Corrientes al Sector Privado	5.244.162.844
Directas a Personas	4.458.096.243
Pensiones y Otros Beneficios Asociados	356.450.694
Jubilaciones y Otros Beneficios Asociados	4.101.645.549
Otras Transferencias Corrientes Internas al Sector Privado	786.066.601
Donaciones Corrientes al Sector Privado	151.071.915
Donaciones a Personas	151.071.915
Gastos de Capital	**1.120.718.168**
Inversion Real Directa	1.120.718.168

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Formación Bruta de Capital Fijo	1.120.718.168
Maquinaria, Equipos y Otros Bienes Muebles	892.671.242
Construcciones de Bienes de Dominio Privado	228.046.926
Aplicaciones Financieras	**2.346.624.186**
Disminución de Pasivos	2.346.624.186
Disminución de Cuentas y Efectos por Pagar	100.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	100.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	40.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	8.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	52.000.000
Disminución de Otros Pasivos	2.246.624.186
Disminución de Provisiones y Reservas Técnicas	2.246.624.186
Disminución de Provisiones	2.246.624.186
Disminución de Provisiones Para Beneficios Sociales	2.246.624.186
TOTAL	**51.975.843.634**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
P1	Formación de Pregrado en Carrera Corta (tsu en Radiodiagnóstico, tsu en Enfermería, tsu Asistente Veterinaria)	Alumno Atendido	570		74.413.284			74.413.284
P2	Formación de Pregrado en Carreras Largas Ofrecidas por la Institución	Alumno Atendido	17.536		23.374.120.920			23.374.120.920
P3	Formación de Postgrado, Especialista, Magister y Doctorado	Alumno Atendido	2.000		423.089.506			423.089.506
P4	Generación, Divulgación y Aplicación del Conocimiento	Proyecto	47		2.393.126.210			2.393.126.210
P5	Intercambio de Conocimiento con la Sociedad	Evento	70		870.918.345			870.918.345
P6	Captación, Permanencia y Formación Integral del Estudiante	Alumno Atendido	41.546		4.830.615.094			4.830.615.094
P7	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Alumno Atendido	41.536		1.253.713.938			1.253.713.938
P8	Mantenimiento y Conservación de Planta Física Mobiliarios y Equipos	Mantenimiento Realizado	120		4.640.485.996			4.640.485.996
	TOTAL				37.860.483.293			37.860.483.293

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		5.656.338.832			5.656.338.832
02	Gestión Administrativa	624.143.634	3.376.781.633			4.000.925.267
03	Previsión y Protección Social		4.458.096.242			4.458.096.242
	TOTAL	624.143.634	13.491.216.707			14.115.360.341

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	N° de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**922**	**11.049.977.656**
Directivo	77	1.734.181.380
Profesional y Técnico	201	2.628.980.460
Administrativo	120	797.427.470
Docente	281	4.460.379.732
Medico	5	78.361.692
Obrero	238	1.350.646.922
Personal Fijo a Tiempo Parcial	**404**	**2.621.509.855**
Profesional y Técnico	15	65.058.185
Administrativo	1	4.226.886
Docente	387	2.545.655.548
Medico	1	6.569.236
Personal Contratado	**760**	**4.343.367.860**
Directivo	8	164.707.524
Profesional y Técnico	66	769.337.784
Administrativo	74	429.420.624
Docente	603	2.872.478.000
Medico	9	107.423.928
TOTAL	**2.086**	**18.014.855.371**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	N° de Cargos 2006	Presupuesto 2006
Docente	**50**	**1.522.825.569**
Jubilado	50	1.522.825.569
Administrativo	**72**	**790.783.014**
Profesional y Técnico	56	670.881.474
Jubilado	48	596.011.584
Pensionado	8	74.869.890
Apoyo	16	119.901.540
Jubilado	10	77.453.244
Pensionado	6	42.448.296
Obrero	**26**	**136.903.784**
Jubilado	22	121.263.632
Pensionado	4	15.640.152
TOTAL	**148**	**2.450.512.367**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	38.771.405.818
4.02	Materiales, Suministros y Mercancías	843.172.559
4.03	Servicios no Personales	3.274.544.510
4.04	Activos Reales	1.120.718.168
4.07	Transferencias y Donaciones	5.395.234.759
4.08	Otros Gastos	224.143.634
4.11	Disminución de Pasivos	2.346.624.186
	TOTAL	**51.975.843.634**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**51.451.700.000**
Transferencias y Donaciones Corrientes	51.351.700.000
Del Sector Público	51.351.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	51.351.700.000
De la República	51.351.700.000
Recursos Ordinarios	51.351.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	100.000.000
Venta de Otros Bienes y Servicios	100.000.000
B. Gastos Corrientes	**48.508.501.280**
Gastos de Consumo	43.113.266.521
Remuneraciones	38.771.405.818
Sueldos, Salarios y Otras Retribuciones	15.612.398.234
Aportes Patronales	13.524.831.849
Asistencia Socioeconómica	9.634.175.735
Bienes y Servicios	4.117.717.069
Bienes de Consumo	843.172.559
Servicios no Personales	3.274.544.510
Depreciación y Amortización	224.143.634
Transferencias y Donaciones Corrientes	5.395.234.759
Al Sector Privado	5.395.234.759
Transferencias Corrientes al Sector Privado	5.244.162.844
Directas a Personas	4.458.096.243
Pensiones y Otros Beneficios Asociados	356.450.694
Jubilaciones y Otros Beneficios Asociados	4.101.645.549
Otras Transferencias Corrientes Internas al Sector Privado	786.066.601
Donaciones Corrientes al Sector Privado	151.071.915
Donaciones a Personas	151.071.915
C. Resultado Económico: Ahorro	**2.943.198.720**
II. Cuenta Capital	
A. Ingresos de Capital	**3.167.342.354**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Recursos Propios de Capital	3.167.342.354
Ahorro en la Cuenta Corriente	2.943.198.720
Incremento de la Depreciación y Amortización Acumuladas	224.143.634
B. Gastos de Capital	**1.120.718.168**
Inversion Real Directa	1.120.718.168
Formación Bruta de Capital Fijo	1.120.718.168
Maquinaria, Equipos y Otros Bienes Muebles	892.671.242
Construcciones de Bienes de Dominio Privado	228.046.926
C. Resultado Financiero: Superávit	**2.046.624.186**
III. Cuenta Financiera	
A. Fuentes Financieras	**2.346.624.186**
Disminución de la Inversion Financiera	300.000.000
Disminución de Otros Activos Financieros	300.000.000
Disminución de Disponibilidades	300.000.000
Disminución de Bancos	300.000.000
Superávit Financiero	2.046.624.186
B. Aplicaciones Financieras	**2.346.624.186**
Disminución de Pasivos	2.346.624.186
Disminución de Cuentas y Efectos por Pagar	100.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	100.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	40.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	8.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	52.000.000
Disminución de Otros Pasivos	2.246.624.186
Disminución de Provisiones y Reservas Técnicas	2.246.624.186
Disminución de Provisiones	2.246.624.186
Disminución de Provisiones Para Beneficios Sociales	2.246.624.186

A0085
Universidad Nacional Experimental Rafael María
Baralt (UNERMB)

UNIVERSIDAD NACIONAL EXPERIMENTAL RAFAEL MARÍA BARALT (UNERMB)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Universidad Nacional Experimental "Rafael María Baralt", (U.N.E.R.M.B.), inicio actividades a comienzos del año 1982, cuya misión es la creación, transmisión y aplicación del conocimiento como valor social, desarrollando las potencialidades humanas y ciudadanas del individuo con visión de futuro, proponiendo alternativas variables para la solución de los problemas regionales y nacionales en el contexto social, económico y tecnológico.

La U.N.E.R.M.B., debe tomar en cuenta las políticas y directrices generales del Plan de la Nación, para convertirse en la Institución líder en el fortalecimiento del desarrollo tecnológico local, regional y nacional a través de la formación integral de los individuos, capacitándoles para interactuar con independencia y acertividad en la sociedad.

El crecimiento de la población estudiantil estimada para el año 2006 es de 3.580 alumnos, que va aparejada a las nuevas ofertas académicas, entre las más importante pueden mencionarse Ingeniería de Gas, la cual es una propuesta estratégica para el desarrollo nacional de acuerdo al Plan Rector de los Cincos (5) Equilibrios Nacionales. Este proyecto se inició con 275 estudiantes y hoy cuenta con más de 900 estudiantes y un plantel de profesores e investigadores de una alta preparación académica.

El Programa Salud que contempla el proyecto de Medicina Integral Comunitaria; es parte de las políticas de salud pública que desarrolla en la actualidad el estado venezolano, se inició con 470 estudiantes en todo el Estado Zulia, también la Universidad atiende vía de la Misión Sucre, la población estudiantil del Proyecto Medicina de los Estados Trujillo, Mérida y Táchira.

En los Proyectos tradicionales de la Institución se amplían mediante nuevas menciones, al igual que las Maestrías del Proyecto de Postgrado.

Las estimaciones del Presupuesto de Ingresos de la Universidad para el año 2006 totalizan la cantidad de Bs. 55.125.721.774,00, desglosado de la siguiente manera aporte del Ejecutivo Nacional de Bs. 51.708.800.000,00 (93.8%) ingresos propios por Bs. 716.921.774,00, (1,31%), transferencia del Fondo de Jubilación Bs. 400.000.000,00 (0.72%) y Bs. 2.300.000.000,00 por la utilización de Caja y Banco, (4.17 %).

En atención a la Política del Ejecutivo Nacional en cuanto a la previsión del gasto, se orientan los recursos hacia los Proyectos Básicos y su incidencia sobre los diferentes rubros como se indican a continuación:

Las nóminas del Personal Docente son similares a las proyectadas al 31/12/2005, los cargos del personal en proceso de jubilación, docente, administrativo y obrero se repondrán en la medida que exista disponibilidad presupuestaria.

El Bono de Alimentación se actualizó de acuerdo al valor de la Unidad Tributaria vigente publicada en la Gaceta Oficial N° 37.116 de fecha 27/01/2005.

El índice de Precio al Consumidor (IPC) se proyecta en 12% para algunos rubros.

El Fondo de Jubilación y Pensiones del Personal Docente cubrirá una porción de los pagos de este tipo de Personal.

Las Normas del CNU permanecerán en las mismas condiciones del 2005. El Presupuesto de Divisa para el año objeto del Presupuesto esta proyectado en 2.150 Bs./$.

Las ayudas directas a estudiantes se aplicaron un incremento equivalente al aumento otorgado en el presupuesto.

En cuanto a los efectos de gastos generales se establecieron políticas de control del uso de los teléfonos, equipos de computación, maquinas de reproducción, material, energía eléctrica, electrónico y mecánicos, utilizados por el personal.

La Partida Presupuestaria destinada a la cancelación de las Prestaciones Sociales (Antigüedad e intereses), del personal, retiro o por cualquier otra causa, no pueden ser utilizados para fines distintos. Las prestaciones deben cancelarse en estricto orden cronológico del retiro del trabajador. Los recursos para cubrir estos conceptos de gastos para el Año 2006, serán centralizados en el Presupuesto de la Oficina de Planificación del Sector Universitario (OPSU).

En este sentido el Presupuesto Equilibrado y en concordancia con los lineamientos impartidos cubre los siguientes gastos:

- Recurrencia total de los gastos de Personal (Activo y Pasivo), en sus componentes de Sueldos, salarios, primas, bono de alimentación.
- Recurrencia total de los Aportes Patronales.
- Garantizar el pago para el 8,5% Personal Docente, Administrativo a cuenta de intereses sobre Prestaciones Sociales y el Fideicomiso Personal Obrero.
- Garantizar el pago del Bono de Doctor al Personal Docente en un solo pago y al final del año.
- Recurrencia de los Aportes Gremiales Federativos: Previsión Social, Anticipo de Prestaciones Sociales, H.C.M. y Contingencia Médica.
- Recurrencia en las asignaciones presupuestarias para cubrir los servicios estudiantiles, Becas, Comedor, transporte, etc.
- Recurrencia en los Servicios Básicos (Electricidad, agua, teléfono), los Servicios de Vigilancia, similares al Ejercicio Fiscal Año 2005.
- Recurrencia en los gastos de funcionamiento, partida de Materiales y Suministros, Servicios No Personales, similares al Ejercicio Fiscal Año 2005.

Se continuará con la política de redistribución y capacitación del Personal Docente, Administrativo y Obrero, que nos permita adecuar nuestros recursos a las necesidades de cada dependencia con el propósito de ser aprovechado más eficientemente.

La prima de antigüedad anual de los profesores titulares a dedicación exclusiva y tiempo completo y la de auxiliares docentes a dedicación exclusiva y tiempo completo ubicados en la categoría 5, deberá congelarse a partir de la fecha efectiva de su jubilación.

Se recomienda que la contratación de personal con ingresos propios de las Universidades no debe exceder de tres meses y aquellas que están sustentadas con recursos ordinarios deben someterse a los procesos de contratación internos y los parámetros establecidos en la Legislación Laboral y su vigencia no debe exceder el ejercicio económico.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**52.825.721.774**
Transferencias y Donaciones Corrientes	52.108.800.000
Del Sector Privado	400.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	400.000.000
De Instituciones sin Fines de Lucro	400.000.000
Del Sector Público	51.708.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	51.708.800.000
De la República	51.708.800.000
Venta de Bienes y Servicios de las Administraciones Publicas	516.921.774
Venta de Otros Bienes y Servicios	516.921.774
Rentas de la Propiedad	200.000.000
Intereses	200.000.000
Intereses Internos	200.000.000
Intereses por Depósitos	200.000.000
Fuentes Financieras	**2.300.000.000**
Disminución de la Inversión Financiera	2.300.000.000
Disminución de Otros Activos Financieros	2.300.000.000
Disminución de Disponibilidades	2.300.000.000
Disminución de Bancos	2.300.000.000
TOTAL	**55.125.721.774**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**49.502.624.787**
Gastos de Consumo	46.018.191.432
Remuneraciones	39.811.080.340
Sueldos, Salarios y Otras Retribuciones	16.867.965.746
Beneficios y Complementos de Sueldos y Salarios	14.803.767.146
Aportes Patronales	2.379.673.742
Prestaciones Sociales y Otras Indemnizaciones	2.415.020.393
Asistencia Socioeconómica	3.344.653.313
Bienes y Servicios	6.207.111.092
Bienes de Consumo	883.712.518
Servicios no Personales	5.323.398.574
Transferencias y Donaciones Corrientes	3.484.433.355
Al Sector Privado	3.484.433.355
Transferencias Corrientes al Sector Privado	3.484.433.355
Directas a Personas	3.484.433.355
Pensiones y Otros Beneficios Asociados	272.713.595
Jubilaciones y Otros Beneficios Asociados	1.298.886.405
Otras Transferencias Directas a Personas	1.912.833.355

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**3.323.096.987**
Inversión Real Directa	3.323.096.987
Formación Bruta de Capital Fijo	3.323.096.987
Edificios e Instalaciones	688.000.000
Maquinaria, Equipos y Otros Bienes Muebles	2.635.096.987
Aplicaciones Financieras	**2.300.000.000**
Disminución de Pasivos	2.300.000.000
Disminución de Cuentas y Efectos por Pagar	2.300.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.300.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	800.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	650.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	400.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	450.000.000
TOTAL	**55.125.721.774**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A0085-1	Formación de Postgrado.	Alumnos Atendidos	2.412	437.691.331	1.957.601.248		400.000.000	2.795.292.579
A0085-2	Intercambio de Conocimiento con la Sociedad	Talleres / Jornadas / Reuniones	48		1.467.474.047			1.467.474.047
A0085-3	Generación, Divulgación y Aplicación del Conocimiento	Proyectos y Acciones Ejecutado	40		2.002.792.270			2.002.792.270
A0085-4	Captación, Permanencia y Formación Integral del Estudiante	Alumnos	1.200		1.951.394.512			1.951.394.512
A0085-5	Formación de Pregrado Carreras Largas	Alumnos	26.800	2.579.230.443	21.777.349.875			24.356.580.318
A0085-6	Plan General de Inversión en Obras	Metros Cuadrados	534		800.000.000			800.000.000
A0085-7	Plataforma Comunicacional	Unidades	6		1.027.795.098			1.027.795.098
A0085-8	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística.	Población Atendida	29.500		1.189.171.176			1.189.171.176
	TOTAL			3.016.921.774	32.173.578.226		400.000.000	35.590.500.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		10.309.264.806			10.309.264.806
02	Gestión Administrativa		7.654.356.968			7.654.356.968
03	Previsión y Protección Social		1.571.600.000			1.571.600.000
	TOTAL		19.535.221.774			19.535.221.774

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**890**	**15.740.876.223**
Directivo	15	470.161.056
Profesional y Técnico	266	3.531.617.151
Administrativo	76	454.627.392
Docente	464	10.337.521.008
De Investigación	18	521.034.528
Obrero	51	425.915.088
Personal Fijo a Tiempo Parcial	**34**	**237.874.596**
Docente	34	237.874.596
Personal Contratado	**197**	**1.724.699.136**
Profesional y Técnico	8	103.275.504
Administrativo	12	67.185.792
Docente	177	1.554.237.840
TOTAL	**1.121**	**17.703.449.955**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**20**	**579.288.288**
Jubilado	20	579.288.288
Administrativo	**16**	**209.563.332**
Profesional y Técnico	14	193.381.200
Jubilado	12	170.674.308
Pensionado	2	22.706.892
Apoyo	2	16.182.132
Jubilado	1	10.254.288
Pensionado	1	5.927.844
TOTAL	**36**	**788.851.620**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	39.811.080.340
4.02	Materiales, Suministros y Mercancías	883.712.518
4.03	Servicios no Personales	5.323.398.574
4.04	Activos Reales	3.323.096.987
4.07	Transferencias y Donaciones	3.484.433.355
4.11	Disminución de Pasivos	2.300.000.000
	TOTAL	**55.125.721.774**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**52.825.721.774**
Transferencias y Donaciones Corrientes	52.108.800.000
Del Sector Privado	400.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	400.000.000
De Instituciones sin Fines de Lucro	400.000.000
Del Sector Público	51.708.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	51.708.800.000
De la República	51.708.800.000
Recursos Ordinarios	51.708.800.000
Venta de Bienes y Servicios de las Administraciones Publicas	516.921.774
Venta de Otros Bienes y Servicios	516.921.774
Rentas de la Propiedad	200.000.000
Intereses	200.000.000
Intereses Internos	200.000.000
Intereses por Depósitos	200.000.000
B. Gastos Corrientes	**49.502.624.787**
Gastos de Consumo	46.018.191.432
Remuneraciones	39.811.080.340
Sueldos, Salarios y Otras Retribuciones	16.867.965.746
Beneficios y Complementos de Sueldos y Salarios	14.803.767.146
Aportes Patronales	2.379.673.742
Prestaciones Sociales y Otras Indemnizaciones	2.415.020.393
Asistencia Socioeconómica	3.344.653.313
Bienes y Servicios	6.207.111.092
Bienes de Consumo	883.712.518
Servicios no Personales	5.323.398.574
Transferencias y Donaciones Corrientes	3.484.433.355
Al Sector Privado	3.484.433.355
Transferencias Corrientes al Sector Privado	3.484.433.355
Directas a Personas	3.484.433.355
Pensiones y Otros Beneficios Asociados	272.713.595
Jubilaciones y Otros Beneficios Asociados	1.298.886.405
Otras Transferencias Directas a Personas	1.912.833.355
C. Resultado Económico:Ahorro	**3.323.096.987**
II. Cuenta Capital	
A. Ingresos de Capital	**3.323.096.987**
Recursos Propios de Capital	3.323.096.987
Ahorro en la Cuenta Corriente	3.323.096.987
B. Gastos de Capital	**3.323.096.987**
Inversión Real Directa	3.323.096.987
Formación Bruta de Capital Fijo	3.323.096.987
Edificios e Instalaciones	688.000.000
Maquinaria, Equipos y Otros Bienes Muebles	2.635.096.987
Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**2.300.000.000**
Disminución de la Inversión Financiera	2.300.000.000
Disminución de Otros Activos Financieros	2.300.000.000
Disminución de Disponibilidades	2.300.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Bancos	2.300.000.000
B. Aplicaciones Financieras	**2.300.000.000**
Disminución de Pasivos	2.300.000.000
Disminución de Cuentas y Efectos por Pagar	2.300.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.300.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	800.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	650.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	400.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	450.000.000

A0086

Universidad Nacional Experimental Simón Bolívar (USB)

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN BOLÍVAR (USB)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Universidad Nacional Experimental Simón Bolívar (USB) es una comunidad académica, innovadora, participativa, productiva y plural, en permanente aprendizaje y desarrollo, y comprometida con la excelencia, cuya misión fundamental es contribuir significativamente con:

- La formación sustentada en valores éticos de ciudadanos libres, líderes emprendedores, de alta calidad profesional y humana, orientados hacia la creatividad, la innovación, la producción, la sensibilidad y la solidaridad social.

- La búsqueda y transmisión universal del saber, la generación, difusión y aplicación del conocimiento, dentro de un foro libre, abierto y crítico.

- La transferencia directa de su labor investigativa, académica, creativa y productiva, a manera de soluciones y respuestas a las necesidades y demandas de la sociedad a cuyo servicio se encuentra, en pos de un mundo mejor.

- La Universidad entiende esta misión como su particular manera de participar activamente en el logro de una sociedad más justa, y de promover el desarrollo armónico y sustentable de sus dimensiones sociales, políticas, culturales y económicas.

Visión de Futuro

En su visión de futuro, la USB se ve a sí misma como un centro de excelencia, con destacado posicionamiento en el campo técnico y científico; con un modelo educativo centrado en el estudiante, a través de programas de investigación, desarrollo y creación transdisciplinarios e integrados; apoyada en una estructura organizacional dinámica; integrada y comprometida con su entorno.

Objetivos y Metas

En términos generales, la actuación de la Universidad para el año 2006 esta enmarcada en los objetivos estratégicos establecidos en el documento La Nueva Etapa, el Nuevo Mapa Estratégico emanado de la Presidencia de la República, y particularmente el primero de ellos, referido a Avanzar en la conformación de la nueva estructura social. La participación de la Universidad en la consolidación de la nueva estructura social está representada en un conjunto de bienes y servicios que ofrece a la colectividad nacional, medidos de manera resumida, en alumnos atendidos, graduados, proyectos de investigación ejecutados, atención integral a la comunidad universitaria, formulación y administración de planes-programas de estudios, entre otros.

En este sentido, para el año 2006 se atenderá una matricula estimada en 11.946 estudiantes en los niveles de pregrado y post-grado, así mismo el numero de egresados proyectado es de 1.407 en ambos niveles. Se financiarán 121 proyectos de investigación y se atenderán 407 proyectos de asistencia profesional y técnica en las áreas de extensión y cultura. Igualmente, se continuará ofreciendo los servicios estudiantiles de comedores, transportes, biblioteca, servicios médicos y ayudas directas en efectivo.

Para apoyar esta gestión la Universidad contará con una plantilla de recursos humanos integrada por 2.732 trabajadores.

En las acciones de previsión y protección social se prevé financiamiento para cubrir las pensiones y jubilaciones de 1.222 jubilados y pensionados, desagregados en 405 académicos, 698 administrativos y 119 obreros.

Financiamiento

Para la consecución de los objetivos planteados, en el año 2006 se dispondrán de Bs. 200,91 millardos, de los cuales corresponden al aporte del Ejecutivo Nacional Bs. 190,84 millardos, y el resto, es decir Bs. 10,07 millardos, a los ingresos por actividades propias, otros ingresos corrientes y variación en los saldos de caja y depreciaciones. Del total del presupuesto de gastos proyectado Bs. 84,63 millardos se designarán a cubrir las acciones específicas de los proyectos comunes, referidas a enseñanza, investigación, extensiones, servicios estudiantiles y apoyo académico; en tanto Bs. 116,28 millardos financiará las acciones centralizadas constituidas por previsión social, gestión administrativa, servicios de funcionamiento, entre otros.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**196.894.400.000**
Transferencias y Donaciones Corrientes	193.894.400.000
Del Sector Privado	3.051.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	3.051.000.000
De Instituciones sin Fines de Lucro	3.051.000.000
Del Sector Público	190.843.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	190.843.400.000
De la República	190.843.400.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.400.000.000
Venta de Servicios	2.400.000.000
Otros Ingresos	600.000.000
Otros Ingresos Ajenos a la Operación	600.000.000
Ingresos de Capital	**426.800.000**
Recursos Propios de Capital	426.800.000
Incremento de la Depreciación y Amortización Acumuladas	426.800.000
Fuentes Financieras	**3.593.158.823**
Disminucion de la Inversion Financiera	3.593.158.823
Disminución de Otros Activos Financieros	3.593.158.823
Disminución de Disponibilidades	3.593.158.823
Disminución de Caja	3.593.158.823
TOTAL	**200.914.358.823**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**189.281.101.092**
Gastos de Consumo	129.171.416.596
Remuneraciones	100.077.565.174
Sueldos, Salarios y Otras Retribuciones	36.729.550.283
Beneficios y Complementos de Sueldos y Salarios	40.457.810.532
Aportes Patronales	13.065.240.978
Prestaciones Sociales y Otras Indemnizaciones	8.804.364.523
Asistencia Socioeconómica	1.020.598.858
Bienes y Servicios	28.667.051.422
Bienes de Consumo	3.204.079.839
Servicios no Personales	25.462.971.583
Depreciación y Amortización	426.800.000
Transferencias y Donaciones Corrientes	60.109.684.496
Al Sector Privado	60.040.608.759
Transferencias Corrientes al Sector Privado	60.035.125.099
Directas a Personas	60.035.125.099
Pensiones y Otros Beneficios Asociados	1.890.832.788
Jubilaciones y Otros Beneficios Asociados	16.811.713.451
Otras Transferencias Directas a Personas	41.332.578.860
Donaciones Corrientes al Sector Privado	5.483.660
Donaciones a Personas	2.800.000
Donaciones a Instituciones sin Fines de Lucro	2.683.660
Al Sector Público	16.482.737
Transferencias Corrientes al Sector Público	16.482.737
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	16.482.737
Al Sector Externo	52.593.000
Transferencias Corrientes al Exterior	52.593.000
A Organismos Internacionales	52.593.000
Gastos de Capital	**11.133.257.731**
Inversion Real Directa	11.133.257.731
Formación Bruta de Capital Fijo	10.157.851.764
Edificios e Instalaciones	488.630.437
Maquinaria, Equipos y Otros Bienes Muebles	9.669.221.327
Bienes Intangibles	975.405.967
Aplicaciones Financieras	**500.000.000**
Disminucion de Pasivos	500.000.000
Disminución de Cuentas y Efectos por Pagar	500.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	500.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	500.000.000
TOTAL	**200.914.358.823**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0101	Formación de Pregrado en Carreras Cortas	Graduado	253	211.812.170	5.763.527.566			5.975.339.736
0103	Formación de Postgrado	Graduando	323	29.963.290	815.317.882			845.281.172
0102	Formación de Pregrado en Carreras Largas	Graduado	831	1.313.380.071	35.737.806.029			37.051.186.100
0107	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Alumno Atendido	13.517	444.718.401	12.101.036.322			12.545.754.723
0104	Generacion, Divulgacion y Aplicacion del Conocimiento	Proyecto	121	437.669.285	11.909.225.946			12.346.895.231
0106	Captación, Permanencia y Formación Integral del Estudiante	Beca	1.787	429.176.335	11.678.128.016			12.107.304.351
0105	Intercambio del Conocimiento con la Sociedad	Proyecto	683	133.280.448	3.626.635.492			3.759.915.940
	TOTAL			3.000.000.000	81.631.677.253			84.631.677.253

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		44.033.439.776			44.033.439.776
02	Gestión Administrativa	426.800.000	16.546.647.314			16.973.447.314
03	Previsión y Protección Social	3.093.158.823	48.631.635.657		3.051.000.000	54.775.794.480
06	Asignación y Control de los Recursos para el Servicio de la Deuda Pública Institucional	500.000.000				500.000.000
	TOTAL	4.019.958.823	109.211.722.747		3.051.000.000	116.282.681.570

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.762**	**31.661.534.517**
Directivo	182	6.022.003.508
Profesional y Técnico	454	6.804.670.380
Administrativo	493	4.976.905.863
Docente	414	12.075.402.734
Obrero	219	1.782.552.032
Personal Fijo a Tiempo Parcial	**38**	**295.663.356**
Profesional y Técnico	15	149.145.579
Administrativo	9	46.863.285
Docente	14	99.654.492
Personal Contratado	**932**	**9.044.674.621**
Directivo	4	108.349.253
Profesional y Técnico	34	352.870.251
Administrativo	121	1.105.415.260
Docente	739	7.295.267.374
Obrero	34	182.772.483
TOTAL	**2.732**	**41.001.872.494**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**405**	**11.520.317.489**
Jubilado	401	11.409.092.415
Pensionado	4	111.225.074
Administrativo	**698**	**14.222.236.240**
Profesional y Técnico	246	6.674.226.520
Jubilado	239	6.460.800.894
Pensionado	7	213.425.626
Apoyo	452	7.548.009.720
Jubilado	422	6.999.200.968
Pensionado	30	548.808.752
Obrero	**119**	**850.305.761**
Jubilado	100	697.256.856
Pensionado	19	153.048.905
TOTAL	**1.222**	**26.592.859.490**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	100.077.565.174
4.02	Materiales, Suministros y Mercancías	3.204.079.839
4.03	Servicios no Personales	25.462.971.583
4.04	Activos Reales	11.133.257.731
4.07	Transferencias y Donaciones	60.109.684.496
4.08	Otros Gastos	426.800.000
4.11	Disminución de Pasivos	500.000.000
	TOTAL	**200.914.358.823**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**196.894.400.000**
Transferencias y Donaciones Corrientes	193.894.400.000
Del Sector Privado	3.051.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	3.051.000.000
De Instituciones sin Fines de Lucro	3.051.000.000
Del Sector Público	190.843.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	190.843.400.000
De la República	190.843.400.000
Recursos Ordinarios	190.843.400.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.400.000.000
Venta de Servicios	2.400.000.000
Otros Ingresos	600.000.000
Otros Ingresos Ajenos a la Operación	600.000.000
B. Gastos Corrientes	**189.281.101.092**
Gastos de Consumo	129.171.416.596
Remuneraciones	100.077.565.174
Sueldos, Salarios y Otras Retribuciones	36.729.550.283
Beneficios y Complementos de Sueldos y Salarios	40.457.810.532
Aportes Patronales	13.065.240.978
Prestaciones Sociales y Otras Indemnizaciones	8.804.364.523
Asistencia Socioeconómica	1.020.598.858
Bienes y Servicios	28.667.051.422
Bienes de Consumo	3.204.079.839
Servicios no Personales	25.462.971.583
Depreciación y Amortización	426.800.000
Transferencias y Donaciones Corrientes	60.109.684.496
Al Sector Privado	60.040.608.759
Transferencias Corrientes al Sector Privado	60.035.125.099
Directas a Personas	60.035.125.099
Pensiones y Otros Beneficios Asociados	1.890.832.788
Jubilaciones y Otros Beneficios Asociados	16.811.713.451
Otras Transferencias Directas a Personas	41.332.578.860

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Donaciones Corrientes al Sector Privado	5.483.660
Donaciones a Personas	2.800.000
Donaciones a Instituciones sin Fines de Lucro	2.683.660
Al Sector Público	16.482.737
Transferencias Corrientes al Sector Público	16.482.737
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	16.482.737
Al Sector Externo	52.593.000
Transferencias Corrientes al Exterior	52.593.000
A Organismos Internacionales	52.593.000
C. Resultado Económico:Ahorro	**7.613.298.908**
II. Cuenta Capital	
A. Ingresos de Capital	**8.040.098.908**
Recursos Propios de Capital	8.040.098.908
Ahorro en la Cuenta Corriente	7.613.298.908
Incremento de la Depreciación y Amortización Acumuladas	426.800.000
B. Gastos de Capital	**11.133.257.731**
Inversion Real Directa	11.133.257.731
Formación Bruta de Capital Fijo	10.157.851.764
Edificios e Instalaciones	488.630.437
Maquinaria, Equipos y Otros Bienes Muebles	9.669.221.327
Bienes Intangibles	975.405.967
C. Resultado Financiero:Déficit	**(3.093.158.823)**
III. Cuenta Financiera	
A. Fuentes Financieras	**3.593.158.823**
Disminucion de la Inversion Financiera	3.593.158.823
Disminución de Otros Activos Financieros	3.593.158.823
Disminución de Disponibilidades	3.593.158.823
Disminución de Caja	3.593.158.823
B. Aplicaciones Financieras	**3.593.158.823**
Disminucion de Pasivos	500.000.000
Disminución de Cuentas y Efectos por Pagar	500.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	500.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	500.000.000
Resultado Financiero: Déficit	3.093.158.823

A0087

Universidad Nacional Abierta (UNA)

UNIVERSIDAD NACIONAL ABIERTA (UNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Misión:

La Universidad Nacional Abierta es una institución venezolana, oficial y experimental, organizada como un sistema de educación abierta y a distancia de alcance nacional y proyección internacional, dirigida a democratizar y masificar el acceso a una educación permanente de calidad y comprometida con el desarrollo del país. El servicio educativo va dirigido a los siguientes tipos de poblaciones:

- diversas poblaciones que por limitaciones de variado origen no han podido ingresar o continuar en el subsistema de educación superior.

- distintos sectores de la sociedad que requieren del servicio educativo.

Para el logro de sus propósitos, la Universidad emplea diferentes estrategias propias de la modalidad de educación a distancia, la investigación como una práctica institucionalizada así como variadas formas de articulación inter-institucional.

Visión:

La Universidad Nacional Abierta será una institución de referencia nacional e internacional, en educación permanente, abierta y a distancia, reconocida por los siguientes rasgos:

- Clara vocación democratizadora de la educación.
- Abierta en espacio y tiempo para los demandantes del servicio educativo.
- Formadora de ciudadanos actualizados, emprendedores, críticos y con conciencia de participación ciudadana.
- Rectora de la educación a distancia en el país.
- Flexible y desburocratizada en su organización y funcionamiento.
- Calidad integral del servicio educativo que presta.
- Gran formadora de las poblaciones tradicionalmente excluidas de la educación.
- Gran capacitadora de los empleados al servicio del estado venezolano en instituciones de alcance nacional.
- Institución que trasciende fronteras geográficas en su accionar.
- Utiliza de manera inteligente variados medios tecnológicos, incluyendo las tecnologías de información y de la comunicación
  Modelo de sintonía con las necesidades de su entorno y de articulación con las instituciones que tienen finalidades similares.

Objetivos Estratégicos:

- Atender la demanda de Educación Superior en las áreas prioritarias de desarrollo del país, ampliando la oferta académica de Pregrado y Postgrado, a partir de la experiencia acumulada en la aplicación de la metodología de Educación a Distancia.

- Asignar especial relevancia al desarrollo de la investigación, como una práctica institucional dirigida hacia el mejoramiento de la educación a distancia, el desarrollo del conocimiento propio de las áreas y carreras que ofrece la UNA y la solución de problemas comunitarios en el área de acción de la institución.

- Explotar las capacidades formativas de la UNA en el ámbito socioeducativo, con miras a contribuir con los planes de desarrollo del país y de la región, fortaleciendo estrategias masivas de Extensión Universitaria en sus cuatro expresiones: acción social, educación continua, asistencia técnica y Cultura.

- Prestar un servicio educativo de alta calidad que se traduzca en: la pertinencia de los programas en estudio, la disponibilidad e idoneidad del material instruccional, la atención esmerada del estudiante, tanto en el ámbito académico como en el administrativo, la confiabilidad del sistema de evaluación y la funcionalidad de la estructura física.

- Proyectar a la UNA como institución nacional e internacional, de referencia en educación permanente, abierta y a distancia, especializada en la atención a poblaciones masivas y dispersas geográficamente.

- Diversificar la producción y uso de medios tecnológicos con la finalidad de ampliar la cobertura del servicio prestado por la UNA.

- Impulsar entre miembros de la comunidad universitaria, el acceso y uso de las tecnologías de la información y de la comunicación con la finalidad de mejorar la calidad y penetración del servicio educativo y de incrementar la productividad de su gestión.

- Desarrollar un modelo de organización que le permita a la UNA realizar de manera adecuada las funciones de mantenimiento, así como crear las condiciones para proyectar el desarrollo institucional.

- Reforzar las capacidades necesarias para procurar un presupuesto acorde con las expectativas de desarrollo que tiene planteada la institución para los próximos cinco años.

La atención al estudiante se ejecuta a través de los Centros Locales, dependencias ubicadas en los 23 estados. En estas instancias el proceso de enseñanza - aprendizaje, a nivel de estudios de Pregrado, se desarrollan por medio de:

- La realización de actividades grupales de orientación y de apoyo al auto - aprendizaje, entre las que se destacan:

• Asesoría individual y grupal.
• Talleres.
• Jornadas.
• Charlas.
• Encuentros.

- Promoción de la formación de Círculos de Estudios

- Fortalecimiento del conocimiento teórico a través de la orientación y asesoría en la elaboración de trabajos prácticos, basados en la realidad regional y local.

- Estímulo del desarrollo de las destrezas para ejecutar el proceso de investigación, a través de seminarios, talleres, conferencias y jornadas con especialistas en el área.

La Universidad atenderá una matricula de 2.049 estudiantes de postgrado, distribuidos en los siguientes niveles:

• Maestría en Educación Abierta y a Distancia: 1.169
• Especialización en Telemática e Informática Educativa: 530
• Cursos de Ampliación: 350

La implantación de la especialización en Telemática e Informática en Educación a Distancia se orienta a atender la necesidad cada vez más marcada de personal experto para realizar aplicaciones educativas interactivas, usando avanzadas tecnologías de computación y telecomunicaciones y sustentado con sólidos conocimientos de las teorías del aprendizaje y la comunicación educativa. Igualmente capaz de generar y administrar proyectos de tecnología educativa considerando sus necesidades regionales (Municipalización).

La expectativa, con la implantación de este programa, es lograr formar en el egresado un nuevo líder dotado con la capacidad y destreza en el manejo de técnicas y estrategias relacionadas con el proceso de enseñanza - aprendizaje a través de los medios de informática y telemática.

El post-grado de Educación a Distancia continuará desarrollando las líneas de investigación asociadas a las Áreas de Incumbencia de la Maestría como son: El Adulto en Situación de Aprendizaje, Administración y Gerencia y Diseño y Medios.

La institución a través de su política de estimulo al desarrollo de la investigación, se propone lograr las siguientes metas:

- Financiar 55 proyectos de investigación en áreas prioritarias para el desarrollo institucional.
- Financiar la publicación de 45 trabajos de investigación.
- Otorgar 50 premios a la investigación, innovación material institucional, ponencias y publicación en la distintas áreas académicas que oferta la institución.

La atención de la matrícula se hará a través de los siguientes programas de Educación Continua:

- Capacitación Docente.
- Gerencia Educativa.
- Asistente de Servicios de Información.
- Mejoramiento de la Calidad del Docente.
- Desarrollo Gerencial.
- Didáctica de Ciencias Sociales.
- Administración de cursos por oferta libre en el área de educación, administración y desarrollo gerencial.

Los programas de educación continua tienen como objetivo formar, capacitar y adiestrar el recurso humano nacional que se desempeña en las instituciones educativas del país en sus diferentes niveles, así como en las instituciones públicas y privadas.

La Universidad Nacional Abierta, interpretando la política formulada para las instituciones de Educación Superior de lograr una mayor interrelación de las instituciones con las comunidades del entorno, continuará desarrollando los siguientes proyectos de acción social:

- Atención holística a los reclusos en los internados judiciales.
- Alfabetización.
- Programa familia, escuela y lenguaje.
- Atención integral a la comunidad.
- Acción preventiva en el uso de drogas en la población docente.
- Atención a las personas de la tercera edad.
- Formación de estudiantes en primeros auxilios.
- Formación para la Paz.
- Programa Educativo Ambiental.
- Programa de promotores Comunitarios.

La Universidad producirá 75 audiovisuales de calidad al servicio del proceso de enseñanza - aprendizaje de los estudiantes, las misiones educativas y las comunidades.

El sistema bibliotecario de la universidad atenderá 600.000 estudiantes, a nivel nacional, lo cual será posible mediante acuerdos de cooperación con instituciones y organismos afines tanto de carácter nacional como internacional, el sistema de compra y donación, y el aporte que proviene de CNU/OPSU a través del proyecto Alma Mater, y la optimización del servicio al usuario a través del Proyecto de Biblioteca Digital.

La capacidad de satisfacer el incremento de la demanda y la optimización del servicio, contribuye a propiciar el aprendizaje actualizado del estudiante, prestar un apoyo eficaz y eficiente a los procesos de investigación y extensión, aspectos coadyuvantes en la búsqueda de la calidad académica de la institución, elemento fundamental de las políticas nacionales para el Sector Educación Superior.

Las metas más relevantes que favorecen el desarrollo de la plataforma tecnológica de la universidad, a ejecutarse en el 2006 son:

- Continuación de proyecto de conectividad.
- Continuación de la automatización de los procesos operativos del registro y control de estudio y equivalencias
- Sistema de planificación operativa
- Automatización del sistema de generación de estadísticas
- Red electrónica del Vicerrectorado Académico
- Automatización de los procesos de Recursos Humanos y los procesos de administración financiera.
- Continuación de la implementación del sistema de información de secretaría y sus unidades adscritas

En el ámbito del desarrollo institucional la Universidad se propone realizar las siguientes metas:

- Reorganización de unidades operativas claves.
- Diseño y ejecución del proyecto de regionalización de los Centros Locales.
- Establecer nuevos convenios con potenciales socios estratégicos.
- Establecer acuerdos para el dictado Programas de Extensión Universitaria.
- Establecer acuerdos específicos de capacitación del personal académico y administrativo.
- Ejecutar programas de intercambios de profesores y estudiantes.
- Coordinar programas para cursar estudios en el exterior.
- Implantar plan estratégico de la Universidad Nacional Abierta.
- Evaluación institucional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**101.279.043.869**
Transferencias y Donaciones Corrientes	94.165.300.000
Del Sector Privado	5.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	5.000.000.000
De Instituciones sin Fines de Lucro	5.000.000.000
Del Sector Público	89.165.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	89.165.300.000
De la República	89.165.300.000
Venta de Bienes y Servicios de las Administraciones Publicas	5.327.897.217
Venta de Bienes	5.327.897.217
Rentas de la Propiedad	900.000.000
Intereses	900.000.000
Intereses Internos	900.000.000
Intereses por Depósitos	900.000.000
Otros Ingresos	885.846.652
Otros Ingresos Ajenos a la Operación	885.846.652
Ingresos de Capital	**1.500.000.000**
Recursos Propios de Capital	1.500.000.000
Incremento de la Depreciación y Amortización Acumuladas	1.500.000.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Fuentes Financieras	**4.500.000.000**
Disminución de la Inversion Financiera	4.500.000.000
Disminución de Otros Activos Financieros	4.500.000.000
Disminución de Disponibilidades	4.500.000.000
Disminución de Bancos	3.500.000.000
Disminución de Inversiones Temporales	1.000.000.000
TOTAL	**107.279.043.869**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**98.095.952.400**
Gastos de Consumo	77.767.701.391
Remuneraciones	52.501.579.820
Sueldos, Salarios y Otras Retribuciones	52.501.579.820
Bienes y Servicios	23.766.121.571
Bienes de Consumo	2.736.946.440
Servicios no Personales	21.029.175.131
Depreciación y Amortización	1.500.000.000
Transferencias y Donaciones Corrientes	20.328.251.009
Al Sector Privado	20.288.251.009
Transferencias Corrientes al Sector Privado	20.258.251.009
Directas a Personas	15.864.924.456
Pensiones y Otros Beneficios Asociados	669.948.884
Jubilaciones y Otros Beneficios Asociados	13.842.967.860
Otras Transferencias Directas a Personas	1.352.007.712
A Instituciones sin Fines de Lucro	4.393.326.553
Donaciones Corrientes al Sector Privado	30.000.000
Donaciones a Personas	30.000.000
Al Sector Público	40.000.000
Transferencias Corrientes al Sector Público	40.000.000
Al Poder Municipal	40.000.000
Gastos de Capital	**4.911.127.640**
Inversion Real Directa	4.911.127.640
Formación Bruta de Capital Fijo	4.911.127.640
Maquinaria, Equipos y Otros Bienes Muebles	4.911.127.640
Aplicaciones Financieras	**4.271.963.829**
Disminución de Pasivos	4.271.963.829
Disminución de Cuentas y Efectos por Pagar	4.271.963.829
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	4.271.963.829
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	4.121.963.829
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	150.000.000
TOTAL	**107.279.043.869**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Pr00001	Formación de Pregrado en Carreras Cortas	Alumno Atendido	3.998		444.467.816			444.467.816
Pr00002	Formación de Pre-grado en Carrera Larga	Alumno Atendido	93.552	6.613.743.869	34.634.235.667			41.247.979.536
Pr00006	Captación, Permanencia, y Formación Integral del Estudiante	Alumno Atendido	130.000		2.732.780.319			2.732.780.319
Pr00003	Formación de Postgrado	Actividad Recreativa	2.100		2.305.982.101			2.305.982.101
Pr00007	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Dotación	23		2.309.099.946			2.309.099.946
Pr00005	Intercambio del Conocimiento con la Sociedad	Persona Atendida	3.500		1.060.615.627			1.060.615.627
Pr00004	Generación, Divulgación y Aplicación del Conocimiento.	Población Atendida	275		1.907.327.367			1.907.327.367
	TOTAL			6.613.743.869	45.394.508.843			52.008.252.712

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	2.000.000.000	19.098.340.969			21.098.340.969
02	Gestión Administrativa	1.500.000.000	10.886.912.828			12.386.912.828
03	Previsión y Protección Social	3.000.000.000	9.663.573.531		5.000.000.000	17.663.573.531
06	Asignación y Control de los Recursos para el Servicio de la Deuda Pública Institucional		4.121.963.829			4.121.963.829
	TOTAL	6.500.000.000	43.770.791.157		5.000.000.000	55.270.791.157

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.509**	**14.237.980.176**
Directivo	42	1.276.274.484
Profesional y Técnico	621	5.833.076.340
Administrativo	318	1.684.080.696
Docente	322	4.502.681.028
Obrero	206	941.867.628
Personal Fijo a Tiempo Parcial	**166**	**924.400.500**
Docente	166	924.400.500
Personal Contratado	**448**	**3.150.561.996**
Profesional y Técnico	7	68.867.280
Administrativo	1	10.043.952
Docente	439	3.060.065.292
Medico	1	11.585.472
TOTAL	**2.123**	**18.312.942.672**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**204**	**3.498.463.260**
Jubilado	192	3.402.820.032
Pensionado	12	95.643.228
Administrativo	**394**	**3.793.367.208**
Profesional y Técnico	274	3.154.994.964
Jubilado	263	3.046.880.556
Pensionado	11	108.114.408
Apoyo	120	638.372.244
Jubilado	101	528.016.344
Pensionado	19	110.355.900
Obrero	**36**	**201.260.540**
Jubilado	28	172.597.620
Pensionado	8	28.662.920
TOTAL	**634**	**7.493.091.008**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	52.501.579.820
4.02	Materiales, Suministros y Mercancías	2.736.946.440
4.03	Servicios no Personales	21.029.175.131
4.04	Activos Reales	4.911.127.640
4.07	Transferencias y Donaciones	20.328.251.009
4.08	Otros Gastos	1.500.000.000
4.11	Disminución de Pasivos	4.271.963.829
	TOTAL	**107.279.043.869**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**101.279.043.869**
Transferencias y Donaciones Corrientes	94.165.300.000
Del Sector Privado	5.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	5.000.000.000
De Instituciones sin Fines de Lucro	5.000.000.000
Del Sector Público	89.165.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	89.165.300.000
De la República	89.165.300.000
Recursos Ordinarios	89.165.300.000
Venta de Bienes y Servicios de las Administraciones Publicas	5.327.897.217
Venta de Bienes	5.327.897.217
Rentas de la Propiedad	900.000.000
Intereses	900.000.000
Intereses Internos	900.000.000
Intereses por Depósitos	900.000.000
Otros Ingresos	885.846.652
Otros Ingresos Ajenos a la Operación	885.846.652
B. Gastos Corrientes	**98.095.952.400**
Gastos de Consumo	77.767.701.391
Remuneraciones	52.501.579.820
Sueldos, Salarios y Otras Retribuciones	52.501.579.820
Bienes y Servicios	23.766.121.571
Bienes de Consumo	2.736.946.440
Servicios no Personales	21.029.175.131
Depreciación y Amortización	1.500.000.000
Transferencias y Donaciones Corrientes	20.328.251.009
Al Sector Privado	20.288.251.009
Transferencias Corrientes al Sector Privado	20.258.251.009
Directas a Personas	15.864.924.456
Pensiones y Otros Beneficios Asociados	669.948.884
Jubilaciones y Otros Beneficios Asociados	13.842.967.860
Otras Transferencias Directas a Personas	1.352.007.712
A Instituciones sin Fines de Lucro	4.393.326.553
Donaciones Corrientes al Sector Privado	30.000.000
Donaciones a Personas	30.000.000
Al Sector Público	40.000.000
Transferencias Corrientes al Sector Público	40.000.000
Al Poder Municipal	40.000.000
C. Resultado Económico: Ahorro	**3.183.091.469**
II. Cuenta Capital	
A. Ingresos de Capital	**4.683.091.469**
Recursos Propios de Capital	4.683.091.469
Ahorro en la Cuenta Corriente	3.183.091.469
Incremento de la Depreciación y Amortización Acumuladas	1.500.000.000
B. Gastos de Capital	**4.911.127.640**
Inversion Real Directa	4.911.127.640

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Formación Bruta de Capital Fijo	4.911.127.640
Maquinaria, Equipos y Otros Bienes Muebles	4.911.127.640
C. Resultado Financiero: Déficit	**(228.036.171)**
III. Cuenta Financiera	
A. Fuentes Financieras	**4.500.000.000**
Disminución de la Inversion Financiera	4.500.000.000
Disminución de Otros Activos Financieros	4.500.000.000
Disminución de Disponibilidades	4.500.000.000
Disminución de Bancos	3.500.000.000
Disminución de Inversiones Temporales	1.000.000.000
B. Aplicaciones Financieras	**4.500.000.000**
Disminución de Pasivos	4.271.963.829
Disminución de Cuentas y Efectos por Pagar	4.271.963.829
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	4.271.963.829
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	4.121.963.829
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	150.000.000
Resultado Financiero: Déficit	228.036.171

A0088
Universidad Nacional Experimental de Guayana
(UNEG)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE GUAYANA (UNEG)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La política presupuestaria de la Universidad Nacional Experimental de Guayana para el año 2006, se enmarca dentro de lo previsto en la Ley Orgánica de la Administración Financiera del Sector Público y dentro de los lineamientos emanados de la Oficina de Planificación del Sector Universitario y de la Oficina Nacional de Presupuesto.

El Plan Operativo se formula a partir de las referencias y normativas establecidas en el contexto nacional y de los procesos internos de evaluación institucional. Esta fundamentado por tanto en la Constitución de la República Bolivariana de Venezuela, en las líneas generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007, especialmente en la Directriz Estratégica del Área Social y en las emanadas del Ministerio de Educación Superior: Pertinencia Social Regional, Interrelación con las Comunidades mediante Proceso Integrales de Extensión, Equidad en el Acceso y la Prosecución de los Estudiantes; Calidad, Eficacia e Integración Universitaria. Se inscribe esencialmente su gestión en el Equilibrio Social para desde éste, contribuir al desarrollo de las estrategias contenidas en los otros equilibrios: Territorial, Económico, Político e Internacional.

El Presupuesto de Ingresos y Gastos de la Universidad Nacional Experimental de Guayana para el año 2006 es de Bs. 50.762,8 millones distribuidos de la siguiente manera: Aporte del Ejecutivo Nacional por Bs. 48.782,8 millones; ingresos por actividades propias Bs. 1.730,0 millones, intereses por dinero en depósitos Bs. 100,0 millones y el incremento de la depreciación y amortización acumulada Bs. 150,0 millones.

A continuación se detallan las acciones a desarrollar por la Universidad en cada uno de los proyectos, así como otras líneas de acción que contribuirán al logro de sus objetivos:

La cobertura de la demanda a satisfacer es la siguiente:

Enseñanza

- Rediseño del modelo curricular UNEG en función de la Filosofía de Gestión y de los lineamientos del CNU.
- Rediseño e implementación de los planes curriculares de los proyectos de carrera evaluados.
- Implementación de los diseños curriculares evaluados.
- Diversificación de la oferta académica en Pregrado de acuerdo con los estudios de factibilidad en cada sede.
- Equidad e igualdad de oportunidades como principios fundamentales que orientan el ingreso y permanencia del estudiante UNEG.
- Seguimiento del desempeño estudiantil que permita la intervención oportuna orientada a la calidad del mismo.
- Vinculación con Educación Media Diversificada a través de mecanismos de retroalimentación (resultado del seguimiento al rendimiento estudiantil) y de información y divulgación.
- Diseño de programa de Doctorados en áreas estratégicas de la UNEG con fortalezas en el personal académico con estudios de doctorado.
- Estudios de Impacto de Proyectos de Estudios de Postgrado.
- Rediseño de los programas de Postgrado, tomando en cuenta los requerimientos del CNU para la autorización y acreditación.

- Definir y ejecutar programas de acción orientados a establecer vínculos entre la universidad, el sector productivo y social, de manera de ofertar a los estudiantes opciones y alternativas laborales que le permitan un desempeño efectivo.

Investigación

- 1. Incrementar las publicaciones producto de las investigaciones realizadas.

- Desarrollar investigaciones para la evaluación y fortalecimiento del modelo curricular UNEG.

- Desarrollo de líneas de investigación asegurando su pertinencia regional y local, orientadas a la conformación de Centros de Investigación, articulados a la Docencia y a la Extensión.

- Desarrollo de líneas de investigación en las áreas: sociocultural y socio-política en función de la transformación de la Extensión Universitaria como contribución al desarrollo endógeno.

- Consideración de los criterios de pertinencia, calidad, eficacia, eficiencia, viabilidad académica y administrativa de los Centros de Investigación y de sus proyectos adscritos.

- Asegurar que los proyectos que conforman las líneas de investigación sean planteados y monitoreados, en términos de su pertinencia interna, efectividad local y regional (estudios de impacto).

- Creación de Proyectos de Investigación en Humanidades y Artes.

- Creación de Proyectos en Informática.

Extensión

- Lograr una mayor interacción dinámica con el entorno de la región Guayana a través del incremento de las relaciones de la extensión con las comunidades, organizaciones no gubernamentales (ONG) y oficiales.

- Generar actividades de Extensión que coadyuven a la búsqueda de alternativas viables y factibles para el mejoramiento de la calidad de vida de la población, especialmente aquella más vulnerable socialmente.

- Fortalecer la integración de la Extensión al currículo a través del eje de auto-formación, así como otras actividades de docencia e investigación con miras al cumplimiento de la función social de la Universidad.

- Fortalecer los programas Culturales y Deportivos en atención al desarrollo integral de la comunidad universitaria y de la sociedad regional y local, respetando la diversidad sociocultural de la región Guayana.

- Rediseño e implementación del Programa de Estudios Abiertos en Desarrollo Social en términos de la pertinencia, efectividad, eficacia.

- Reapertura de las Cátedras para rescatar el carácter sociocultural y político de la Extensión Universitaria.

- Generar programas de intervención en las distintas comunidades: Sociales, científicas, empresariales y políticas a partir de las líneas de investigación que se desarrollan en la Universidad en búsqueda de la pertinencia, equidad y justicia social.

- Incrementar la generación de ingresos propios a través del servicio educativo, dirigido a las empresas tanto públicas como privadas.

- Desarrollar la función de Educación Permanente a través de programas de Diplomados, cursos y eventos académicos que den respuestas a las necesidades regionales y locales.

Desarrollo Estudiantil

- Definir un modelo de atención al estudiante articulado al currículo, que coadyuve en la formación integral del estudiante Unegista.
- Contribuir con el logro de un perfil del egresado Unegista con proyectos que contribuyan con sus rasgos profesionales, personales, socioculturales y sociopolíticos.
- Desarrollo de un indicador que de cuenta de la prosecución del estudiante en términos de los avances del perfil del egresado.
- Desarrollar planes de autofinanciamiento y cogestionarios de microproyectos microempresarios y de servicio social.
- Evaluar continuamente la gestión de Desarrollo Estudiantil, con el fin de consolidar su pertinencia con la Misión y Visión de la UNEG.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**50.612.793.323**
Transferencias y Donaciones Corrientes	48.782.800.000
Del Sector Público	48.782.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	48.782.800.000
De la República	48.782.800.000
Venta de Bienes y Servicios de las Administraciones Publicas	1.729.993.323
Venta de Otros Bienes y Servicios	1.729.993.323
Rentas de la Propiedad	100.000.000
Intereses	100.000.000
Intereses Internos	100.000.000
Intereses por Depósitos	100.000.000
Ingresos de Capital	**150.000.000**
Recursos Propios de Capital	150.000.000
Incremento de la Depreciación y Amortización Acumuladas	150.000.000
TOTAL	**50.762.793.323**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**48.303.226.222**
Gastos de Consumo	43.219.319.967
Remuneraciones	31.150.756.719
Sueldos, Salarios y Otras Retribuciones	8.378.399.317
Beneficios y Complementos de Sueldos y Salarios	10.782.896.125
Aportes Patronales	778.721.643
Asistencia Socioeconómica	6.798.929.917
Otros Gastos de Personal	4.411.809.717
Bienes y Servicios	11.918.563.248
Bienes de Consumo	1.979.311.175
Servicios no Personales	9.939.252.073
Depreciación y Amortización	150.000.000
Transferencias y Donaciones Corrientes	5.083.906.255
Al Sector Privado	5.083.906.255
Transferencias Corrientes al Sector Privado	5.083.906.255
Directas a Personas	5.083.906.255
Pensiones y Otros Beneficios Asociados	112.708.842
Jubilaciones y Otros Beneficios Asociados	1.713.897.514
Otras Transferencias Directas a Personas	3.257.299.899
Gastos de Capital	**1.018.583.321**
Inversión Real Directa	1.018.583.321
Formación Bruta de Capital Fijo	1.018.583.321
Maquinaria, Equipos y Otros Bienes Muebles	1.018.583.321
Aplicaciones Financieras	**1.440.983.780**
Disminución de Pasivos	1.440.983.780
Disminución de Cuentas y Efectos por Pagar	1.440.983.780
Disminución de Otras Cuentas y Efectos por Pagar	1.440.983.780
Disminución de Otras Cuentas por Pagar a Corto Plazo	1.440.983.780
TOTAL	**50.762.793.323**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
23975	Formacion de Pregrado Carrera Corta	Alumno Atendido	5.438	60.930.833	10.687.160.534			10.748.091.367
23984	Formación de Pregrado en Carrera Larga	Alumno Atendido	3.518		6.575.414.460			6.575.414.460
24075	Generación Divulgación y Aplicación del Conocimiento	Proyecto	29	826.150.200	1.659.535.863			2.485.686.063
24080	Captación, Permanencia y Formación Integral del Estudiante	Porcentaje	40		3.551.378.960			3.551.378.960
24111	Intercambio del Conocimiento con la Sociedad	Evento	112	290.837.270	552.567.703			843.404.973
24196	Desarrollo Planta Fisica UNEG	Edificación	23		572.308.412			572.308.412
24051	Formación de Postgrado	Alumno Atendido	661	652.075.020	1.668.930.035			2.321.005.055
23996	Sistema Constructivo Para Fabricar Muebles y Viviendas de Madera	Porcentaje	100		23.329.433			23.329.433
24069	Plan de Formación Académica	Porcentaje	100		462.000.000			462.000.000
24076	Fortalecimiento y Desarrollo de la Gestión Científico Tecnológico y Humanística	Porcentaje	100		2.324.415.000			2.324.415.000
	TOTAL			1.829.993.323	28.077.040.400			29.907.033.723

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		7.797.698.638			7.797.698.638
02	Gestión Administrativa	150.000.000	9.570.154.426			9.720.154.426
03	Previsión y Protección Social		3.337.906.536			3.337.906.536
	TOTAL	150.000.000	20.705.759.600			20.855.759.600

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**706**	**9.631.530.576**
Directivo	15	394.872.113
Profesional y Técnico	165	2.092.863.356
Administrativo	175	1.435.097.491
Docente	270	5.161.687.086
Obrero	81	547.010.530
Personal Fijo a Tiempo Parcial	**19**	**128.224.546**
Profesional y Técnico	2	13.978.399
Administrativo	3	26.934.520
Docente	14	87.311.627
Personal Contratado	**224**	**2.417.354.624**
Profesional y Técnico	18	174.141.765
Administrativo	8	50.789.605
Docente	198	2.192.423.254
TOTAL	**949**	**12.177.109.746**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**50**	**1.200.634.935**
Jubilado	48	1.169.597.510
Pensionado	2	31.037.425
Administrativo	**44**	**561.206.735**
Profesional y Técnico	10	210.888.550
Jubilado	8	164.520.661
Pensionado	2	46.367.889
Apoyo	34	350.318.185
Jubilado	27	296.051.844
Pensionado	7	54.266.341
Obrero	**4**	**19.058.686**
Jubilado	2	8.907.251
Pensionado	2	10.151.435
TOTAL	**98**	**1.780.900.356**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	31.150.756.719
4.02	Materiales, Suministros y Mercancías	1.979.311.175
4.03	Servicios no Personales	9.939.252.073
4.04	Activos Reales	1.018.583.321
4.07	Transferencias y Donaciones	5.083.906.255
4.08	Otros Gastos	150.000.000
4.11	Disminución de Pasivos	1.440.983.780
	TOTAL	**50.762.793.323**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**50.612.793.323**
Transferencias y Donaciones Corrientes	48.782.800.000
Del Sector Público	48.782.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	48.782.800.000
De la República	48.782.800.000
Recursos Ordinarios	48.782.800.000
Venta de Bienes y Servicios de las Administraciones Publicas	1.729.993.323
Venta de Otros Bienes y Servicios	1.729.993.323
Rentas de la Propiedad	100.000.000
Intereses	100.000.000
Intereses Internos	100.000.000
Intereses por Depósitos	100.000.000
B. Gastos Corrientes	**48.303.226.222**
Gastos de Consumo	43.219.319.967
Remuneraciones	31.150.756.719
Sueldos, Salarios y Otras Retribuciones	8.378.399.317
Beneficios y Complementos de Sueldos y Salarios	10.782.896.125
Aportes Patronales	778.721.643
Asistencia Socioeconómica	6.798.929.917
Otros Gastos de Personal	4.411.809.717
Bienes y Servicios	11.918.563.248
Bienes de Consumo	1.979.311.175
Servicios no Personales	9.939.252.073
Depreciación y Amortización	150.000.000
Transferencias y Donaciones Corrientes	5.083.906.255
Al Sector Privado	5.083.906.255
Transferencias Corrientes al Sector Privado	5.083.906.255
Directas a Personas	5.083.906.255
Pensiones y Otros Beneficios Asociados	112.708.842
Jubilaciones y Otros Beneficios Asociados	1.713.897.514
Otras Transferencias Directas a Personas	3.257.299.899
C. Resultado Económico: Ahorro	**2.309.567.101**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**2.459.567.101**
Recursos Propios de Capital	2.459.567.101
Ahorro en la Cuenta Corriente	2.309.567.101
Incremento de la Depreciación y Amortización Acumuladas	150.000.000
B. Gastos de Capital	**1.018.583.321**
Inversión Real Directa	1.018.583.321
Formación Bruta de Capital Fijo	1.018.583.321
Maquinaria, Equipos y Otros Bienes Muebles	1.018.583.321
C. Resultado Financiero: Superávit	**1.440.983.780**
III. Cuenta Financiera	
A. Fuentes Financieras	**1.440.983.780**
Superávit Financiero	1.440.983.780
B. Aplicaciones Financieras	**1.440.983.780**
Disminución de Pasivos	1.440.983.780
Disminución de Cuentas y Efectos por Pagar	1.440.983.780
Disminución de Otras Cuentas y Efectos por Pagar	1.440.983.780
Disminución de Otras Cuentas por Pagar a Corto Plazo	1.440.983.780

A0089
Universidad Centroccidental Lisandro Alvarado
(UCLA)

UNIVERSIDAD CENTROCCIDENTAL LISANDRO ALVARADO (UCLA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Universidad Centroccidental Lisandro Alvarado, se caracteriza por su orientación participativa, autónoma, democrática, comprometida en la búsqueda del conocimiento y el desarrollo social, que fomenta permanentemente el aprendizaje, la producción y difusión de saberes; vinculada al principio de cooperación interinstitucional nacional e internacional, caracterizada por la actualización del recurso humano, su tecnología, el transparente manejo de los recursos financieros y su responsabilidad social.

Esto se alcanza con la optimización de la calidad de las funciones de docencia, investigación, extensión y gestión a fin de hacer de la práctica académica una estrategia para el cambio y el mejoramiento continuo que responda a las expectativas de desarrollo de la institución, de la región y del país

Misión

Contribuir con el desarrollo humanístico, científico y tecnológico a nivel local y nacional, mediante la difusión y generación de saberes y la formación de profesionales con competencias y afianzados principios humanos como la ética, justicia, libertad y solidaridad.

Visión

Ser una Institución con calidad académica y pertinencia social, reconocida por su aporte al desarrollo local y nacional, fundamentada en una cultura institucional orientada hacia el progreso y la eficiencia

Objetivos Institucionales

- Propiciar el mejoramiento continuo de los procesos académicos y administrativos en función del análisis de sus debilidades y fortalezas a través de un sistema de evaluación de la calidad institucional.

- Contribuir con los sectores privados, públicos y comunidades para generar respuestas a los problemas económicos, sociales, culturales y educativos, a fin de promover cambios orientados a mejorar la calidad de vida de la población.

- Impulsar el Desarrollo Institucional mediante la generación de cambios de orden estructural, de procesos y de comportamiento, fundamentales en el aprendizaje organizacional.

- Desarrollar una gestión universitaria con criterios de transparencia en el manejo de los recursos financieros y con responsabilidad social, acompañado de una práctica permanente de rendición de cuentas.

En cuanto a lo recursos humanos, nuestra institución cuenta con una plantilla de recursos humanos compuesta por 3.429 trabajadores activos de los cuales corresponden a 1.602 personal docente, 1143 a personal administrativo y profesionales y 684 en la categoría de personal obrero.

Los créditos asignados en el Presupuesto 2006, cubren por doce (12) meses la atención de los compromisos con el Personal Docente, Administrativo y Obrero, tales como: Sueldos, Salarios, Cesta Ticket, Pensiones y Jubilaciones, Beneficios Socioeconómicos y Ley de Política Habitacional.

En cuanto a los recursos materiales y servicios, los créditos presupuestarios asignados para atender la compra de bienes de consumo y cubrir el costo de los servicios básicos que requieren las unidades para la consecución de los objetivos programados, fueron incrementados en un 12% aplicando los criterios de OPSU, con la finalidad de que las unidades administradoras de recursos atiendan dentro de las disponibilidades presupuestarias los compromisos que se adquieran evitando en lo posible endeudamientos.

Por su parte, nuestra Casa de Estudios atenderá una matrícula aproximada de 35.634 estudiantes, además, de ofrecer las providencias estudiantiles de comedor, transporte, biblioteca, créditos educativos, becas en efectivo, ayudas socioeconómicas, servicios medico-odontológicos, medicinas y material medico quirúrgico y dentales, ayudantías y orientación, como punto fundamental de la gestión universitaria actual.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**181.651.359.413**
Transferencias y Donaciones Corrientes	178.269.600.000
Del Sector Privado	5.241.350.000
Transferencias Corrientes Internas Recibidas del Sector Privado	5.241.350.000
De Instituciones sin Fines de Lucro	5.241.350.000
Del Sector Público	173.028.250.000
Transferencias Corrientes Internas Recibidas del Sector Público	173.028.250.000
De la República	173.028.250.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.581.759.413
Venta de Servicios	2.486.642.363
Venta de Otros Bienes y Servicios	95.117.050
Rentas de la Propiedad	800.000.000
Intereses	800.000.000
Intereses Internos	800.000.000
Intereses por Depósitos	800.000.000
Ingresos de Capital	**1.836.918.380**
Recursos Propios de Capital	1.664.368.380
Incremento de la Depreciación y Amortización Acumuladas	1.664.368.380
Transferencias y Donaciones de Capital	77.550.000
Transferencias de Capital Recibidas del Sector Público	77.550.000
De la República	77.550.000
Disminución de la Inversion Financiera	95.000.000
Recuperación de Préstamos de Largo Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	95.000.000
Del Sector Privado	95.000.000
Fuentes Financieras	**4.000.000.000**
Disminución de la Inversion Financiera	4.000.000.000
Disminución de Otros Activos Financieros	4.000.000.000
Disminución de Disponibilidades	4.000.000.000
Disminución de Caja	4.000.000.000
TOTAL	**187.488.277.793**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**161.863.328.103**
Gastos de Consumo	123.041.339.907
Remuneraciones	86.093.209.231
Sueldos, Salarios y Otras Retribuciones	32.206.050.812
Beneficios y Complementos de Sueldos y Salarios	32.378.094.441
Aportes Patronales	6.120.460.956
Asistencia Socioeconómica	7.879.429.095
Otros Gastos de Personal	7.509.173.927
Bienes y Servicios	35.283.762.296
Bienes de Consumo	5.842.691.132
Servicios no Personales	29.441.071.164
Depreciación y Amortización	1.664.368.380
Transferencias y Donaciones Corrientes	38.821.988.196
Al Sector Privado	38.761.988.196
Transferencias Corrientes al Sector Privado	38.761.988.196
Directas a Personas	38.761.988.196
Pensiones y Otros Beneficios Asociados	5.474.808.025
Jubilaciones y Otros Beneficios Asociados	29.417.691.565
Otras Transferencias Directas a Personas	3.869.488.606
Al Sector Público	60.000.000
Transferencias Corrientes al Sector Público	60.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	60.000.000
Gastos de Capital	**12.857.723.135**
Inversion Real Directa	12.485.723.135
Formación Bruta de Capital Fijo	12.346.627.525
Maquinaria, Equipos y Otros Bienes Muebles	12.346.627.525
Bienes Intangibles	139.095.610
Inversion Financiera	372.000.000
Concesión de Préstamos a Largo Plazo	372.000.000
Al Sector Privado	372.000.000
Aplicaciones Financieras	**12.767.226.555**
Disminución de Pasivos	12.767.226.555
Disminución de Cuentas y Efectos por Pagar	1.300.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.300.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	1.000.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	300.000.000
Disminución de Otros Pasivos	11.467.226.555
Disminución de Provisiones y Reservas Técnicas	11.467.226.555
Disminución de Provisiones	11.467.226.555
Disminución de Provisiones Para Beneficios Sociales	11.467.226.555
TOTAL	**187.488.277.793**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
22667	Formación de Pregrado en Carreras Cortas	Alumno Atendido	4.529		2.596.492.294			2.596.492.294
22674	Formación de Pregrado en Carreras Largas	Alumno Atendido	31.105		55.708.253.334			55.708.253.334
22705	Formación en Postgrado	Alumno Atendido	1.300		1.922.183.887			1.922.183.887
22965	Generación, Divulgación y Aplicación del Conocimiento	Investigación	273		4.460.893.084			4.460.893.084
22973	Intercambio del Conocimiento con la Sociedad	Proyecto / Plan	13.170		4.554.214.539			4.554.214.539
23005	Captación, Permanencia y Formación Integral del Estudiante	Usuario Atendido	6.874.485	7.476.759.413	12.149.575.063			19.626.334.476
23428	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Usuario Atendido	3.924.499		6.426.966.984			6.426.966.984
	TOTAL			7.476.759.413	87.818.579.185			95.295.338.598

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		23.085.023.183			23.085.023.183
02	Gestión Administrativa	1.664.368.380	32.551.048.042			34.215.416.422
03	Previsión y Protección Social		29.651.149.590		5.241.350.000	34.892.499.590
	TOTAL	1.664.368.380	85.287.220.815		5.241.350.000	92.192.939.195

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**2.524**	**27.044.336.712**
Profesional y Técnico	395	5.356.346.112
Administrativo	602	4.486.478.148
Docente	865	13.512.590.340
Obrero	662	3.688.922.112
Personal Fijo a Tiempo Parcial	**372**	**2.070.733.524**
Profesional y Técnico	32	466.231.668
Administrativo	19	189.096.996
Docente	321	1.415.404.860
Personal Contratado	**533**	**4.550.346.648**
Profesional y Técnico	57	555.979.704
Administrativo	38	214.025.976
Docente	416	3.669.664.728
Obrero	22	110.676.240
TOTAL	**3.429**	**33.665.416.884**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**743**	**13.818.175.666**
Jubilado	663	12.098.798.940
Pensionado	80	1.719.376.726
Administrativo	**682**	**4.250.195.244**
Profesional y Técnico	120	1.153.690.884
Jubilado	104	1.006.798.092
Pensionado	16	146.892.792
Apoyo	562	3.096.504.360
Jubilado	472	2.603.999.796
Pensionado	90	492.504.564
Obrero	**367**	**1.746.867.228**
Jubilado	309	1.482.565.788
Pensionado	58	264.301.440
TOTAL	**1.792**	**19.815.238.138**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	86.093.209.231
4.02	Materiales, Suministros y Mercancías	5.842.691.132
4.03	Servicios no Personales	29.441.071.164
4.04	Activos Reales	12.485.723.135
4.05	Activos Financieros	372.000.000
4.07	Transferencias y Donaciones	38.821.988.196
4.08	Otros Gastos	1.664.368.380
4.11	Disminución de Pasivos	12.767.226.555
	TOTAL	**187.488.277.793**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**181.651.359.413**
Transferencias y Donaciones Corrientes	178.269.600.000
Del Sector Privado	5.241.350.000
Transferencias Corrientes Internas Recibidas del Sector Privado	5.241.350.000
De Instituciones sin Fines de Lucro	5.241.350.000
Del Sector Público	173.028.250.000
Transferencias Corrientes Internas Recibidas del Sector Público	173.028.250.000
De la República	173.028.250.000
Recursos Ordinarios	173.028.250.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.581.759.413
Venta de Servicios	2.486.642.363
Venta de Otros Bienes y Servicios	95.117.050
Rentas de la Propiedad	800.000.000
Intereses	800.000.000
Intereses Internos	800.000.000
Intereses por Depósitos	800.000.000
B. Gastos Corrientes	**161.863.328.103**
Gastos de Consumo	123.041.339.907
Remuneraciones	86.093.209.231
Sueldos, Salarios y Otras Retribuciones	32.206.050.812
Beneficios y Complementos de Sueldos y Salarios	32.378.094.441
Aportes Patronales	6.120.460.956
Asistencia Socioeconómica	7.879.429.095
Otros Gastos de Personal	7.509.173.927
Bienes y Servicios	35.283.762.296
Bienes de Consumo	5.842.691.132
Servicios no Personales	29.441.071.164
Depreciación y Amortización	1.664.368.380
Transferencias y Donaciones Corrientes	38.821.988.196
Al Sector Privado	38.761.988.196
Transferencias Corrientes al Sector Privado	38.761.988.196

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Directas a Personas	38.761.988.196
Pensiones y Otros Beneficios Asociados	5.474.808.025
Jubilaciones y Otros Beneficios Asociados	29.417.691.565
Otras Transferencias Directas a Personas	3.869.488.606
Al Sector Público	60.000.000
Transferencias Corrientes al Sector Público	60.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	60.000.000
C. Resultado Económico :Ahorro	**19.788.031.310**
II. Cuenta Capital	
A. Ingresos de Capital	**21.624.949.690**
Recursos Propios de Capital	21.452.399.690
Ahorro en la Cuenta Corriente	19.788.031.310
Incremento de la Depreciación y Amortización Acumuladas	1.664.368.380
Transferencias y Donaciones de Capital	77.550.000
Transferencias de Capital Recibidas del Sector Público	77.550.000
De la República	77.550.000
Recursos Ordinarios	77.550.000
Disminución de la Inversion Financiera	95.000.000
Recuperación de Préstamos de Largo Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	95.000.000
Del Sector Privado	95.000.000
B. Gastos de Capital	**12.857.723.135**
Inversion Real Directa	12.485.723.135
Formación Bruta de Capital Fijo	12.346.627.525
Maquinaria, Equipos y Otros Bienes Muebles	12.346.627.525
Bienes Intangibles	139.095.610
Inversion Financiera	372.000.000
Concesión de Préstamos a Largo Plazo	372.000.000
Al Sector Privado	372.000.000
C. Resultado Financiero: Superávit	**8.767.226.555**
III. Cuenta Financiera	
A. Fuentes Financieras	**12.767.226.555**
Disminución de la Inversion Financiera	4.000.000.000
Disminución de Otros Activos Financieros	4.000.000.000
Disminución de Disponibilidades	4.000.000.000
Disminución de Caja	4.000.000.000
Superávit Financiero	8.767.226.555
B. Aplicaciones Financieras	**12.767.226.555**
Disminución de Pasivos	12.767.226.555
Disminución de Cuentas y Efectos por Pagar	1.300.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.300.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	1.000.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	300.000.000
Disminución de Otros Pasivos	11.467.226.555
Disminución de Provisiones y Reservas Técnicas	11.467.226.555
Disminución de Provisiones	11.467.226.555
Disminución de Provisiones Para Beneficios Sociales	11.467.226.555

A0090

Universidad Pedagógica Experimental Libertador
(UPEL)

UNIVERSIDAD PEDAGÓGICA EXPERIMENTAL LIBERTADOR (UPEL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Universidad Pedagógica Experimental Libertador es una universidad para pensar, conocer y hacer la educación; un centro de aprendizaje permanente, con visión prospectiva y pensamiento crítico, que asume su responsabilidad intelectual de manera autónoma y con rigor científico; un espacio abierto a la comunidad para la búsqueda de soluciones y respuestas a sus necesidades y posibilidades y cuyos propósitos son:

- La formación, profesionalización, perfeccionamiento, capacitación y actualización de ciudadanos para desempeñarse en el ámbito educativo, con cultura investigativa, partícipes de una educación permanente que le permita la búsqueda, evaluación y aplicación de información pertinente, para posibilitar las transformaciones a partir de sus conocimientos.

- La educación y promoción de las comunidades del saber, los valores culturales, científicos y humanísticos que contribuyen al refuerzo de la propia identidad, de la esencia de nuestro ser, para partir de allí al encuentro con lo global.

- La constitución de la pedagogía como un lugar privilegiado para el reencuentro con la ética, la estética y sus fundamentos y la generación de espacios que permitan al hombre el aprecio por la cultura, el deporte y la recreación como formas esenciales de su realización plena.

En el cumplimiento de sus propósitos la Universidad integra la docencia, la investigación y la extensión en un solo quehacer universitario, enriqueciéndose en su interacción continua; emplea la más moderna tecnología, la incorporación a las redes de investigadores y académicos, organizándose en una auténtica comunidad crítica; adopta estructuras académicas y administrativas flexibles que propicien la reintegración del conocimiento y el trabajo interdisciplinario y transdisciplinario y profundiza las relaciones de coordinación con el Estado, la sociedad civil y el sector productivo.

La Universidad fundamenta su acción en su visión y misión, la cual se materializa con el conjunto de proyectos definidos para todo el sector universitario conforme a los lineamientos emanados por el Ministerio de Planificación y Desarrollo y la Oficina Nacional de Presupuesto (ONAPRE), los cuales se enuncian a continuación:

- Formación de profesores
- Formación de postgrado
- Generación, divulgación y aplicación del conocimiento
- Intercambio del conocimiento con la sociedad
- Captación, permanencia y formación integral del estudiante
- Fortalecimiento y desarrollo de la gestión científica, tecnológica y humanística
- Transformación y modernización curricular
- Acciones centralizadas

El presupuesto de ingresos para el ejercicio Fiscal 2006 es de Bs. 347.838,4 millones, financiados con recursos otorgados por el Ejecutivo Nacional como Aporte Fiscal por la cantidad de Bs. 329.437,9 millones, ingresos producidos por actividades propias de la Universidad por Bs. 13.472,3 millones, transferencias del fondo de jubilaciones y pensiones por Bs. 2.000,0 millones e incremento de la reserva para la depreciación acumulada por Bs. 2.928,2 millones

El presupuesto de gastos, está formulado bajo la política de mayor rendimiento de los recursos y criterio de racionalización del gasto. No se programaron incrementos de recursos para las Acciones Centralizadas que finalmente auxilian o apoyan a la producción básica e institucional. El presupuesto de gastos fue formulado con la visión de ahorro en el gasto corriente y de esa manera fomentar la inversión productiva.

Las importaciones estarán reducidas al mínimo necesario, y concediéndose prioridad a los productos fabricados en el país; y aunque la Institución, gracias al avance tecnológico está creciendo, las divisas solicitadas en el presupuesto de gastos se mantiene al mismo nivel del ejercicio fiscal 2005

Los créditos presupuestarios orientados al proyecto Formación de Profesores, garantizan la capacitación para el aprender a ser y el aprender haciendo; profesionales de la docencia con sentido ético, espíritu democrático, dominio de la especialidad y de los métodos y técnicas pedagógicas, para satisfacer las necesidades del Sistema Educativo Venezolano.

En el proyecto de Formación de Postgrado, deberán garantizar el adiestramiento académico de los docentes a través de la profundización y el perfeccionamiento en las distintas áreas del conocimiento que permitan incorporar los productos de las investigaciones en la solución de problemas de la realidad educativa nacional, formar recursos de alto nivel para la docencia, así como también, para el ejercicio de funciones técnicas de apoyo a la docencia, conforme a los requerimientos del sistema educativo y a las necesidades del país y a contribuir al intercambio científico con otras Instituciones de Educación Superior de Venezuela y el exterior.

Los recursos programados para el proyecto Generación, Divulgación y Aplicación del Conocimiento, favorecerán la investigación como soporte y fundamento del quehacer Universitario; generar nuevos conocimientos e innovaciones, así como los cambios y transformaciones requeridas que propicien, en términos de excelencia, el mejoramiento de la calidad en la educación de la comunidad local, regional y nacional como una contribución al desarrollo humanístico, científico, tecnológico, social y cultural del país.

El proyecto Intercambio del Conocimiento con la Sociedad, financiaran las actividades que conlleven tanto a la formación de educadores, como al desarrollo de los procesos de apertura, diálogo y participación Universitaria; deben orientarse al mejoramiento de los docentes en servicios a través de programas de capacitación y actualización; realización de actividades de difusión y desarrollo sociocultural y deportivas que contribuyan a la mejor preparación del docente, a elevar la calidad de la educación y a la integración permanente entre la universidad y la comunidad.

El proyecto Captación, Permanencia y Formación Integral del Estudiante atenderán el desarrollo de acciones que permitan la igualdad de oportunidades en el acceso a la educación y ejecutar programas socioeducativos que aseguren la permanencia en el sistema educativo, dirigidos a romper el círculo de la inequidad social.

Los recursos que se asignan al proyecto Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística, financian el apoyo documental y tele informático a la comunidad interna y externa en procura de la calidad y equidad de su formación académica.

El proyecto Transformación y Modernización Curricular garantizará la pertinencia y calidad del currículo de acuerdo a los saberes, valores culturales, científicos y humanísticos que contribuyan al refuerzo del ser, del hacer, del conocer y del convivir en un encuentro con lo global.

En las Acciones Centralizadas los créditos presupuestarios soportan el desempeño gerencial de la Institución con nuevos referentes, a la promoción y reconocimiento del talento humano, a la ética y racionalidad presupuestaria y administrativa, así como al desarrollo tecnológico como soporte fundamental de la información y así desarrollar un conjunto de acciones en materia legal, administrativa y técnica para apoyar y asesorar las funciones básicas de la Universidad

La partida Gastos de Personal está proyectada en condiciones similares al gasto ejecutado durante el ejercicio fiscal 2005, garantiza la cancelación de sueldos y salarios durante el ejercicio. Los beneficios socioeconómicos del personal se calcularon con la base del sueldo y salario del tabulador aprobado por el CNU en las Normas de Homologación 2002-2003. Se calculó la prima de antigüedad del personal docente con categoría de titular a tiempo completo y a dedicación exclusiva sobre la base del crecimiento de un año, de la misma manera que la prima de antigüedad del personal administrativo y obrero. Se proyectó el beneficio de cesta ticket para el personal administrativo, docente y obrero a tiempo completo, tal como lo indica la OPSU, tomándose como base la unidad tributaria vigente para este ejercicio fiscal (Bs. 29.400,00).

Se estima que cambiarán de escalafón académico docentes en las categorías de asistente y agregados con dedicación a tiempo completo y asistentes a dedicación exclusiva, y que se concederán cambios de dedicación de medio tiempo a tiempo completo con categorías de instructores, asistentes, agregados, asociados y titular. Estos últimos con el propósito de ganar horas docentes y sustituir las horas contratadas por docentes ordinarios.

El gasto fue proyectado con una visión de utilización racional del recurso disponible. No está presupuestada la reposición de cargos por jubilación docente, administrativo y obrero. Cuando el requerimiento del recurso humano sea imprescindible, deberá en primera instancia, cubrirse el cargo mediante el estudio de racionalización y redistribución de las tareas asignadas al personal que se jubilará.

Las contrataciones de personal deberán someterse a los procesos de contratación internos; en el caso de servicios específicos tendrán un límite máximo de tres meses, previo estudio y aprobación de la máxima autoridad; en ningún caso, la vigencia de las contrataciones puede exceder el ejercicio económico.

El Consejo Universitario no podrá negociar, aprobar cláusulas, ni establecer normas que impliquen incrementos en las erogaciones presupuestarias por sueldos y beneficios adicionales básicos y complementarios, por cuanto estos están regulados por los acuerdos laborales aprobados por el Consejo Nacional de Universidades, a través de las Normas de Homologación. Tampoco podrá acordar la creación de beneficios adicionales distintos a los que hayan sido legalmente aprobados con anterioridad a la vigencia de estas políticas.

Las preparadurías fueron estimadas en Bs. 150.000 para un preparador de doce horas a la semana; estimándose sólo 533 preparadores para el ejercicio.

Cada proyecto tiene programado créditos para materiales y suministros y servicios no personales. Estos fueron considerados con la base de lo presupuestado para el ejercicio 2005 sin ajustarlos a los niveles de inflación, proyectándose insuficientes si la inflación en el país durante el ejercicio 2006 supera el 1% mensual. Los servicios básicos están proyectados en las instalaciones actuales y con el mismo costo del ejercicio fiscal 2005.

La partida de activos reales contempla las inversiones estrictamente necesarias para el desarrollo de las actividades básicas de la Universidad, específicamente los gastos mayores que permitan conservar y mantener los activos. No podrán ejecutarse nuevas construcciones, dado que el proyecto solicitado para infraestructura no contó con el financiamiento necesario, los recursos disponibles deben garantizar, en primer lugar, la continuación de las obras en ejecución y el mantenimiento de las existentes.

Los créditos presupuestarios para las transferencias respaldan el total de los beneficios socioeconómicos de los estudiantes, tal como se presupuestó en el ejercicio 2005: las becas en efectivo a un monto mínimo homologado en todas las Universidades de Bs. 92.917 y las ayudantías a Bs. 110.000 por beneficiario; en este ejercicio se incrementa la cobertura del beneficio en 438 becarios distribuidos en 242 becas estudio y 196 becas trabajo.

Se otorgarán 300 becas estudio a los docentes de la Universidad a través del Programa Formación de Doctores con un costo total de Bs. 500.000.000 y se garantizan los 56 becarios del Programa de Generación de Relevo a Bs. 500.000 mensual por 14 meses y un fondo para gastos de materiales de instrucción. No se proyectaron nuevos ingresos para este Programa.

Las Jubilaciones, pensiones y los recursos para sobrevivientes, se formularon con la estructura de cargos vigente a la fecha. La antigüedad de los profesores jubilados deberá congelarse a partir de la fecha efectiva de su jubilación.

La cancelación de pasivos incluye recursos para el 8,5% de Intereses de Prestaciones Sociales del personal docente y administrativo, anticipo de prestaciones sociales y fideicomiso a obreros en las mismas condiciones que el año 2005.

Los recursos para la cancelación de Prestaciones Sociales (Antigüedad e Intereses) del Personal, cuya relación de trabajo finalizó por jubilación, pensión, retiro o por cualquier otra causa estarán centralizados en la Oficina de Planificación del Sector Universitario OPSU, y se cancelarán en estricto orden cronológico de retiro del funcionario.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**344.910.246.833**
Transferencias y Donaciones Corrientes	331.437.900.000
Del Sector Privado	2.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	2.000.000.000
De Instituciones sin Fines de Lucro	2.000.000.000
Del Sector Público	329.437.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	329.437.900.000
De la República	329.437.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	13.472.346.833
Venta de Servicios	13.472.346.833
Ingresos de Capital	**2.928.141.430**
Recursos Propios de Capital	2.928.141.430
Incremento de la Depreciación y Amortización Acumuladas	2.928.141.430
TOTAL	**347.838.388.263**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**318.029.210.235**
Gastos de Consumo	190.647.754.099
Remuneraciones	156.614.050.968
Sueldos, Salarios y Otras Retribuciones	58.907.667.154
Aportes Patronales	19.324.255.573
Asistencia Socioeconómica	78.382.128.241
Bienes y Servicios	31.105.561.701
Bienes de Consumo	9.700.130.179
Servicios no Personales	21.405.431.522
Depreciación y Amortización	2.928.141.430
Transferencias y Donaciones Corrientes	127.381.456.136
Al Sector Privado	127.381.456.136
Transferencias Corrientes al Sector Privado	127.381.456.136
Directas a Personas	127.204.859.301
Pensiones y Otros Beneficios Asociados	6.306.489.754
Jubilaciones y Otros Beneficios Asociados	116.401.254.613
Otras Transferencias Directas a Personas	4.497.114.934
A Instituciones sin Fines de Lucro	176.596.835
Gastos de Capital	**7.832.703.990**
Inversión Real Directa	7.832.703.990
Formación Bruta de Capital Fijo	7.832.703.990
Maquinaria, Equipos y Otros Bienes Muebles	7.832.703.990
Aplicaciones Financieras	**21.976.474.038**
Disminución de Pasivos	21.976.474.038
Disminución de Cuentas y Efectos por Pagar	21.976.474.038
Disminución de Otras Cuentas y Efectos por Pagar	21.976.474.038
Disminución de Obligaciones de Ejercicios Anteriores	21.976.474.038
TOTAL	**347.838.388.263**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Upel03	Generación, Divulgación y Aplicación del Conocimiento	Proyecto	283		5.108.578.637			5.108.578.637
Upel02	Formación de Postgrado	Alumno Atendido	9.500	1.000.000.000	2.642.971.841			3.642.971.841
Upel05	Captación, Permanencia y Formación Integral del Estudiante	Beneficiario	43.800	1.500.000.000	13.314.924.514			14.814.924.514
Upel04	Intercambio del Conocimiento con la Sociedad	Actividad	4.900	1.400.000.000	5.576.087.884			6.976.087.884
Upel01	Formación de Profesores	Alumno Atendido	68.200	6.500.000.000	126.610.224.325			133.110.224.325
Upel06	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Usuario Atendido	62.857		5.799.570.793			5.799.570.793
Upel07	Transformación y Modernización Curricular	Documento	1		651.700.000			651.700.000
	TOTAL			10.400.000.000	159.704.057.994			170.104.057.994

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		32.730.043.021			32.730.043.021
02	Gestión Administrativa	6.000.488.263	17.405.268.872			23.405.757.135
03	Previsión y Protección Social		119.598.530.113		2.000.000.000	121.598.530.113
	TOTAL	6.000.488.263	169.733.842.006		2.000.000.000	177.734.330.269

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**5.306**	**68.980.299.428**
Directivo	51	1.690.380.862
Profesional y Técnico	1.269	20.239.378.037
Administrativo	866	8.500.265.919
Docente	1.980	31.152.780.727
Obrero	1.140	7.397.493.883
Personal Fijo a Tiempo Parcial	**296**	**2.063.064.885**
Profesional y Técnico	94	627.302.868
Administrativo	3	8.174.539
Docente	199	1.427.587.478
Personal Contratado	**1.064**	**6.830.479.980**
Profesional y Técnico	36	331.220.112
Administrativo	24	128.150.784
Docente	980	6.245.172.444
Obrero	24	125.936.640
TOTAL	**6.666**	**77.873.844.293**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**2.091**	**79.531.801.229**
Jubilado	2.071	79.053.698.976
Pensionado	20	478.102.253
Administrativo	**978**	**15.365.545.528**
Profesional y Técnico	593	10.760.271.536
Jubilado	579	10.576.895.680
Pensionado	14	183.375.856
Apoyo	385	4.605.273.992
Jubilado	358	4.368.832.459
Pensionado	27	236.441.533
Obrero	**715**	**5.934.445.415**
Jubilado	677	5.704.368.858
Pensionado	38	230.076.557
TOTAL	**3.784**	**100.831.792.172**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	156.614.050.968
4.02	Materiales, Suministros y Mercancías	9.700.130.179
4.03	Servicios no Personales	21.405.431.522
4.04	Activos Reales	7.832.703.990
4.07	Transferencias y Donaciones	127.381.456.136
4.08	Otros Gastos	2.928.141.430
4.11	Disminución de Pasivos	21.976.474.038
	TOTAL	**347.838.388.263**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**344.910.246.833**
Transferencias y Donaciones Corrientes	331.437.900.000
Del Sector Privado	2.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	2.000.000.000
De Instituciones sin Fines de Lucro	2.000.000.000
Del Sector Público	329.437.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	329.437.900.000
De la República	329.437.900.000
Recursos Ordinarios	329.437.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	13.472.346.833
Venta de Servicios	13.472.346.833
B. Gastos Corrientes	**318.029.210.235**
Gastos de Consumo	190.647.754.099
Remuneraciones	156.614.050.968
Sueldos, Salarios y Otras Retribuciones	58.907.667.154
Aportes Patronales	19.324.255.573
Asistencia Socioeconómica	78.382.128.241
Bienes y Servicios	31.105.561.701
Bienes de Consumo	9.700.130.179
Servicios no Personales	21.405.431.522
Depreciación y Amortización	2.928.141.430
Transferencias y Donaciones Corrientes	127.381.456.136
Al Sector Privado	127.381.456.136
Transferencias Corrientes al Sector Privado	127.381.456.136
Directas a Personas	127.204.859.301
Pensiones y Otros Beneficios Asociados	6.306.489.754
Jubilaciones y Otros Beneficios Asociados	116.401.254.613
Otras Transferencias Directas a Personas	4.497.114.934
A Instituciones sin Fines de Lucro	176.596.835
C. Resultado Económico: Ahorro	**26.881.036.598**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**29.809.178.028**
Recursos Propios de Capital	29.809.178.028
Ahorro en la Cuenta Corriente	26.881.036.598
Incremento de la Depreciación y Amortización Acumuladas	2.928.141.430
B. Gastos de Capital	**7.832.703.990**
Inversión Real Directa	7.832.703.990
Formación Bruta de Capital Fijo	7.832.703.990
Maquinaria, Equipos y Otros Bienes Muebles	7.832.703.990
C. Resultado Financiero: Superávit	**21.976.474.038**
III. Cuenta Financiera	
A. Fuentes Financieras	**21.976.474.038**
Superávit Financiero	21.976.474.038
B. Aplicaciones Financieras	**21.976.474.038**
Disminución de Pasivos	21.976.474.038
Disminución de Cuentas y Efectos por Pagar	21.976.474.038
Disminución de Otras Cuentas y Efectos por Pagar	21.976.474.038
Disminución de Obligaciones de Ejercicios Anteriores	21.976.474.038

A0091
Universidad Nacional Experimental de Los Llanos
Occidentales Ezequiel Zamora (UNELLEZ)

UNIVERSIDAD NACIONAL EXPERIMENTAL DE LOS LLANOS OCCIDENTALES EZEQUIEL ZAMORA (UNELLEZ)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La institución tiene planificado ofrecer para el 2006 a la colectividad universitaria y a la población de la región de los llanos occidentales, servicios de calidad a través de la enseñanza, investigación y extensión, lo que impulsara el crecimiento de la región.

Se establece como meta principal atender una matricula estudiantil de pregrado de alumnos, a través de la "Misión Sucre" estrategia de formación que permite incorporar al sistema educativo superior a los bachilleres que conforman la población flotante, cumpliendo así con los lineamientos trazados por el Presidente de la Republica así como también la creación de nuevas carreras que permitan impulsar más el desarrollo de la región. Se estima atender estudiantes de postgrado (Especialización), estudiantes de postgrado Maestría y estudiantes de Doctorado. Brindándole a la comunidad estudiantil los mejores servicios que permitan un adecuado desempeño académico, otorgando Becas estudiantiles.

De la misma forma y con miras a mejorar el desarrollo profesional del personal docente y preparar la generación de relevo profesoral, se mantendrá un grupo de profesores becados en estudios de maestría y doctorados, que permita divulgar el conocimiento.

En relación a la Investigación, la universidad tiene como política atender en forma preferencial los problemas prioritarios de la región, en tal sentido se estima iniciar proyectos de investigación, continuar con proyectos y concluir proyectos.

La Extensión es otro servicio fundamental que presta la Institución a la colectividad regional y nacional, la misma es considerada como el vinculo más eficiente entre el pueblo y la institución, en tanto que, por medio del servicio se difunde el conocimiento científico producido por las investigaciones, la cultura y las artes. Para el cumplimiento de esta función se espera lograr, entre otros, las metas siguientes: Proyectos de Extensión, Cursos de Extensión, Actividades Especiales, Asesorías, Asistencias Técnicas y Jornadas Técnicas de Extensión.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**94.789.689.184**
Transferencias y Donaciones Corrientes	93.593.940.000
Del Sector Público	93.593.940.000
Transferencias Corrientes Internas Recibidas del Sector Público	93.593.940.000
De la República	93.080.400.000
Del Poder Estadal	463.540.000
Del Poder Municipal	50.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	1.195.749.184
Venta de Servicios	1.195.749.184
Ingresos de Capital	**660.000.000**
Recursos Propios de Capital	660.000.000
Incremento de la Depreciación y Amortización Acumuladas	660.000.000
TOTAL	**95.449.689.184**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**89.314.819.911**
Gastos de Consumo	70.911.301.395
Remuneraciones	47.789.100.172
Sueldos, Salarios y Otras Retribuciones	47.789.100.172
Bienes y Servicios	22.462.201.223
Bienes de Consumo	3.046.456.912
Servicios no Personales	19.415.744.311
Depreciación y Amortización	660.000.000
Transferencias y Donaciones Corrientes	18.403.518.516
Al Sector Privado	18.403.518.516
Transferencias Corrientes al Sector Privado	18.403.518.516
Directas a Personas	18.403.518.516
Pensiones y Otros Beneficios Asociados	1.446.383.813
Jubilaciones y Otros Beneficios Asociados	14.250.234.109
Otras Transferencias Directas a Personas	2.706.900.594
Gastos de Capital	**2.612.905.642**
Inversion Real Directa	2.612.905.642
Formación Bruta de Capital Fijo	2.612.905.642
Maquinaria, Equipos y Otros Bienes Muebles	1.748.905.642
Construcciones de Bienes de Dominio Privado	860.000.000
Construcciones de Bienes de Dominio Público	4.000.000
Aplicaciones Financieras	**3.521.963.631**
Disminucion de Pasivos	3.521.963.631
Disminución de Otros Pasivos	3.521.963.631
Disminución de Provisiones y Reservas Técnicas	3.521.963.631
Disminución de Provisiones	3.521.963.631
Disminución de Provisiones Para Beneficios Sociales	3.521.963.631
TOTAL	**95.449.689.184**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25694	Formación de Pregrado Carreras Cortas	Alumno	500		2.328.029.956			2.328.029.956
25732	Formación de Pregrado en Carreras Largas	Alumno	55.608	36.950.000	20.265.819.783		53.556.000	20.356.325.783
25736	Formación de Postgrado	Alumno	1.834	339.291.138	644.972.782			984.263.920
25760	Captación, Permanencia y Formación Integral de Estudiantes	Alumno Atendido	50.000	40.997.000	16.938.485.641			16.979.482.641
25755	Generacion Divulgacion y Aplicacion del Conocimiento	Proyecto			829.970.278			829.970.278
25761	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Servicio	45.000	66.541.100	2.367.631.894			2.434.172.994
25758	Intercambio del Conocimiento con la Sociedad	Asistencia Técnica		10.939.350	2.594.989.666			2.605.929.016
	TOTAL			494.718.588	45.969.900.000		53.556.000	46.518.174.588

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	422.653.184	21.175.251.098		330.984.000	21.928.888.282
02	Gestión Administrativa	92.478.505	10.424.529.887		129.000.000	10.646.008.392
03	Previsión y Protección Social	185.898.907	15.510.719.015			15.696.617.922
06	Asignación y Control de los Recursos para el Servicio de la Deuda Pública Institucional	660.000.000				660.000.000
	TOTAL	1.361.030.596	47.110.500.000		459.984.000	48.931.514.596

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.811**	**19.847.300.278**
Profesional y Técnico	507	7.150.464.304
Administrativo	152	764.775.456
Docente	788	9.702.712.702
Obrero	364	2.229.347.816
Personal Fijo a Tiempo Parcial	**97**	**618.824.110**
Profesional y Técnico	12	114.231.218
Docente	85	504.592.892
Personal Contratado	**266**	**1.932.000.000**
Profesional y Técnico	68	447.680.000
Administrativo	48	184.320.000
Docente	150	1.300.000.000
TOTAL	**2.174**	**22.398.124.388**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**252**	**4.968.631.500**
Jubilado	225	4.686.600.540
Pensionado	27	282.030.960
Administrativo	**265**	**2.479.758.012**
Profesional y Técnico	183	1.798.753.750
Jubilado	141	1.607.291.244
Pensionado	42	191.462.506
Apoyo	82	681.004.262
Jubilado	73	633.911.244
Pensionado	9	47.093.018
Obrero	**86**	**393.145.788**
Jubilado	71	331.210.404
Pensionado	15	61.935.384
TOTAL	**603**	**7.841.535.300**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	47.789.100.172
4.02	Materiales, Suministros y Mercancías	3.046.456.912
4.03	Servicios no Personales	19.415.744.311
4.04	Activos Reales	2.612.905.642
4.07	Transferencias y Donaciones	18.403.518.516
4.08	Otros Gastos	660.000.000
4.11	Disminución de Pasivos	3.521.963.631
	TOTAL	**95.449.689.184**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**94.789.689.184**
Transferencias y Donaciones Corrientes	93.593.940.000
Del Sector Público	93.593.940.000
Transferencias Corrientes Internas Recibidas del Sector Público	93.593.940.000
De la República	93.080.400.000
Recursos Ordinarios	93.080.400.000
Del Poder Estadal	463.540.000
Del Poder Municipal	50.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	1.195.749.184
Venta de Servicios	1.195.749.184
B. Gastos Corrientes	**89.314.819.911**
Gastos de Consumo	70.911.301.395
Remuneraciones	47.789.100.172
Sueldos, Salarios y Otras Retribuciones	47.789.100.172
Bienes y Servicios	22.462.201.223
Bienes de Consumo	3.046.456.912
Servicios no Personales	19.415.744.311
Depreciación y Amortización	660.000.000
Transferencias y Donaciones Corrientes	18.403.518.516
Al Sector Privado	18.403.518.516
Transferencias Corrientes al Sector Privado	18.403.518.516
Directas a Personas	18.403.518.516
Pensiones y Otros Beneficios Asociados	1.446.383.813
Jubilaciones y Otros Beneficios Asociados	14.250.234.109
Otras Transferencias Directas a Personas	2.706.900.594
C. Resultado Económico:Ahorro	**5.474.869.273**
II. Cuenta Capital	
A. Ingresos de Capital	**6.134.869.273**
Recursos Propios de Capital	6.134.869.273
Ahorro en la Cuenta Corriente	5.474.869.273
Incremento de la Depreciación y Amortización Acumuladas	660.000.000
B. Gastos de Capital	**2.612.905.642**
Inversion Real Directa	2.612.905.642
Formación Bruta de Capital Fijo	2.612.905.642
Maquinaria, Equipos y Otros Bienes Muebles	1.748.905.642
Construcciones de Bienes de Dominio Privado	860.000.000
Construcciones de Bienes de Dominio Público	4.000.000
C. Resultado Financiero:Superávit	**3.521.963.631**
III. Cuenta Financiera	
A. Fuentes Financieras	**3.521.963.631**
Superávit Financiero	3.521.963.631
B. Aplicaciones Financieras	**3.521.963.631**
Disminucion de Pasivos	3.521.963.631
Disminución de Otros Pasivos	3.521.963.631
Disminución de Provisiones y Reservas Técnicas	3.521.963.631
Disminución de Provisiones	3.521.963.631
Disminución de Provisiones Para Beneficios Sociales	3.521.963.631

A0092

Universidad Nacional Experimental del Táchira
(UNET)

UNIVERSIDAD NACIONAL EXPERIMENTAL DEL TÁCHIRA (UNET)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

En el año 2006 la Universidad tiene previsto alcanzar los objetivos y metas trazadas en el Plan Operativo a través del Aporte proveniente del Ejecutivo Nacional para los Proyectos en ejecución por la cantidad por Bs. 30.324,4 millones y para Acciones Centralizadas Bs. 30.931,5 millones y la cantidad de Bs. 3.084,2 millones correspondiente a los ingresos diversos, ingresos por venta de bienes y servicios, ingresos de la propiedad y transferencias del Sector Privado y por Recursos Financieros la cantidad de Bs. 3.100,0 millones.

La Universidad elaboró el Presupuesto por Proyectos para el Ejercicio Fiscal 2006, basado en las directrices emanadas por la Oficina de Planificación del Sector Universitario (OPSU), Oficina Nacional del Presupuesto (ONAPRE), Ministerio de Planificación y Desarrollo y el Ministerio de Educación Superior, en concordancia con lo establecido en la Ley de Administración Financiera del Sector Público.

En tal sentido, la Dirección de Planificación y el Departamento de Presupuesto han coordinado la elaboración del anteproyecto para la distribución de la precuota con la diferentes Unidades Ejecutoras como podemos mencionar: Rectorado, Vicerrector Académico Vicerrector Administrativo, Secretaría, Decanatos y Direcciones. En cuanto al Presupuesto se tomó como base el gasto real del Ejercicio Fiscal 2005, el mismo permite suministrar los recursos necesarios para asegurar el 100% de los Gastos de Personal, y un 80% de los Servicios Básicos, Contratos de Servicios, Mantenimiento Preventivo y Correctivo de Bienes/Muebles/Equipos los Beneficios Estudiantiles, la Previsión y Protección Social de Jubilados y Pensionados.

La Universidad presta servicio al sector estudiantil tanto regional como nacional a través del sistema de admisión y propedéutico, el cual sus objetivo es garantizar el ingreso del aspirante a cursar estudios en las diferentes carreras en estudio de pre-grado e igualmente presta el servicio a la comunidad en cuanto estudios de Post Grado.

Los servicios de bienestar estudiantil contribuyen con el desarrollo del estudiante en sus aspectos Bio-Psico-Social y espiritual a través de la aplicación eficiente de programas de apoyo socioeconómico integral y auto desarrollo lo cual permitirá la formación de un individuo integralmente con elevada formación humana y profesional. Servicio de orientación, responsable del diseño, planificación, dirección de los planes, proyectos y programas dirigidos a la comunidad estudiantil en las áreas académicas, personal social, vocacional con el fin de lograr su adaptación permanente y un mayor rendimiento académico. Servicios de Extensión, su finalidad es proyectar a nivel regional y nacional las actividades y planes que se llevan a cabo en las distintas instancias de la Universidad que prestan un servicio de asesoría, actualizaciones en lo académico, social, cultural deportes a la colectividad Tachirense. Biblioteca, da apoyo a las funciones de docencia, investigación, extensión y producción, proporcionando a los usuarios el acceso directo a la fuente de información y atención a la comunidad tachirense y sus adyacentes.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**67.425.115.882**
Transferencias y Donaciones Corrientes	64.355.900.000
Del Sector Privado	3.100.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	3.100.000.000
De Empresas Privadas	3.100.000.000
Del Sector Público	61.255.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	61.255.900.000
De la República	61.255.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.523.965.882
Venta de Servicios	2.523.965.882
Ingresos de Operación	510.050.000
Otros Ingresos de Operación	510.050.000
Rentas de la Propiedad	35.200.000
Intereses	7.130.000
Intereses Internos	7.130.000
Intereses por Préstamos	2.000.000
Intereses por Depósitos	5.130.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	28.070.000
Alquileres	28.070.000
Fuentes Financieras	**15.000.000**
Disminucion de la Inversion Financiera	15.000.000
Disminución de Otros Activos Financieros	15.000.000
Disminución de Cuentas por Cobrar a Mediano y Largo Plazo	15.000.000
Disminución de Otras Cuentas por Cobrar a Mediano y Largo Plazo	15.000.000
TOTAL	**67.440.115.882**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**65.704.711.702**
Gastos de Consumo	49.815.735.875
Remuneraciones	38.451.608.638
Sueldos, Salarios y Otras Retribuciones	25.926.459.238
Beneficios y Complementos de Sueldos y Salarios	3.052.819.132
Aportes Patronales	1.197.164.884
Prestaciones Sociales y Otras Indemnizaciones	1.713.022.350
Asistencia Socioeconómica	6.277.080.250
Otros Gastos de Personal	285.062.784
Bienes y Servicios	11.364.127.237
Bienes de Consumo	2.302.974.242
Servicios no Personales	9.061.152.995

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Transferencias y Donaciones Corrientes	15.888.975.827
Al Sector Privado	15.843.975.827
Transferencias Corrientes al Sector Privado	15.843.975.827
Directas a Personas	15.843.975.827
Pensiones y Otros Beneficios Asociados	898.498.056
Jubilaciones y Otros Beneficios Asociados	13.125.937.104
Otras Transferencias Directas a Personas	1.819.540.667
Al Sector Externo	45.000.000
Transferencias Corrientes al Exterior	45.000.000
Becas de Capacitación e Investigación en el Exterior	45.000.000
Gastos de Capital	**1.204.645.063**
Inversion Real Directa	1.204.645.063
Formación Bruta de Capital Fijo	1.155.246.363
Maquinaria, Equipos y Otros Bienes Muebles	1.139.613.867
Construcciones de Bienes de Dominio Privado	15.632.496
Bienes Intangibles	49.398.700
Aplicaciones Financieras	**530.759.117**
Inversion Financiera	25.200.000
Concesión de Préstamos a Largo Plazo	25.200.000
Al Sector Público	25.200.000
A Entes Descentralizados sin Fines Empresariales	25.200.000
Disminucion de Pasivos	505.559.117
Disminución de Cuentas y Efectos por Pagar	505.559.117
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	505.559.117
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	505.559.117
TOTAL	**67.440.115.882**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Pr002	Formación de Pregrado en Carreras Largas	Alumno Atendido	9.200		14.128.889.552			14.128.889.552
Pr003	Formación de Postgrado	Alumno Atendido	640	660.184.882	611.542.135			1.271.727.017
Pr004	Generacion, Divulgacion y Aplicacion del Conocimiento	Proyecto	197	7.840.000	3.056.103.873			3.063.943.873
Pr005	Intercambio del Conocimiento con la Sociedad	Persona	600	1.166.193.600	2.158.882.012			3.325.075.612
Pr006	Captación, Permanencia y Formación Integral del Estudiante	Alumno Atendido	2.450	320.000.000	6.349.734.288			6.669.734.288
Pr007	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnología y Humanística	Servicio	20.000	4.000.000	4.019.258.040			4.023.258.040
	TOTAL			2.158.218.482	30.324.409.900			32.482.628.382

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	655.997.400	13.063.738.977			13.719.736.377
02	Gestión Administrativa	270.000.000	6.943.315.963			7.213.315.963
03	Previsión y Protección Social		10.924.435.160		3.100.000.000	14.024.435.160
	TOTAL	925.997.400	30.931.490.100		3.100.000.000	34.957.487.500

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**668**	**11.211.532.017**
Directivo	97	2.214.704.445
Profesional y Técnico	138	2.174.637.893
Administrativo	135	1.269.522.954
Docente	199	4.494.098.240
De Investigación	46	530.177.619
Medico	5	86.732.592
Obrero	48	441.658.274
Personal Fijo a Tiempo Parcial	**18**	**130.980.090**
Profesional y Técnico	4	41.519.922
Administrativo	1	7.680.108
Docente	13	81.780.060
Personal Contratado	**148**	**1.929.353.748**
Profesional y Técnico	32	571.150.140
Administrativo	19	99.676.992
Docente	97	1.258.526.616
TOTAL	**834**	**13.271.865.855**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**199**	**4.152.479.712**
Jubilado	198	4.136.739.288
Pensionado	1	15.740.424
Administrativo	**202**	**1.937.330.220**
Profesional y Técnico	71	919.043.868
Jubilado	68	890.805.408
Pensionado	3	28.238.460
Apoyo	131	1.018.286.352
Jubilado	110	891.400.200
Pensionado	21	126.886.152
Obrero	**22**	**128.669.664**
Jubilado	22	128.669.664
TOTAL	**423**	**6.218.479.596**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	38.451.608.638
4.02	Materiales, Suministros y Mercancías	2.302.974.242
4.03	Servicios no Personales	9.061.152.995
4.04	Activos Reales	1.204.645.063
4.05	Activos Financieros	25.200.000
4.07	Transferencias y Donaciones	15.888.975.827
4.11	Disminucion de Pasivos	505.559.117
	TOTAL	**67.440.115.882**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**67.425.115.882**
Transferencias y Donaciones Corrientes	64.355.900.000
Del Sector Privado	3.100.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	3.100.000.000
De Empresas Privadas	3.100.000.000
Del Sector Público	61.255.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	61.255.900.000
De la República	61.255.900.000
Recursos Ordinarios	61.255.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.523.965.882
Venta de Servicios	2.523.965.882
Ingresos de Operación	510.050.000
Otros Ingresos de Operación	510.050.000
Rentas de la Propiedad	35.200.000
Intereses	7.130.000
Intereses Internos	7.130.000
Intereses por Préstamos	2.000.000
Intereses por Depósitos	5.130.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	28.070.000
Alquileres	28.070.000
B. Gastos Corrientes	**65.704.711.702**
Gastos de Consumo	49.815.735.875
Remuneraciones	38.451.608.638
Sueldos, Salarios y Otras Retribuciones	25.926.459.238
Beneficios y Complementos de Sueldos y Salarios	3.052.819.132
Aportes Patronales	1.197.164.884
Prestaciones Sociales y Otras Indemnizaciones	1.713.022.350
Asistencia Socioeconómica	6.277.080.250
Otros Gastos de Personal	285.062.784
Bienes y Servicios	11.364.127.237
Bienes de Consumo	2.302.974.242
Servicios no Personales	9.061.152.995

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Transferencias y Donaciones Corrientes	15.888.975.827
Al Sector Privado	15.843.975.827
Transferencias Corrientes al Sector Privado	15.843.975.827
Directas a Personas	15.843.975.827
Pensiones y Otros Beneficios Asociados	898.498.056
Jubilaciones y Otros Beneficios Asociados	13.125.937.104
Otras Transferencias Directas a Personas	1.819.540.667
Al Sector Externo	45.000.000
Transferencias Corrientes al Exterior	45.000.000
Becas de Capacitación e Investigación en el Exterior	45.000.000
C. Resultado Económico:Ahorro	**1.720.404.180**
II. Cuenta Capital	
A. Ingresos de Capital	**1.720.404.180**
Recursos Propios de Capital	1.720.404.180
Ahorro	1.720.404.180
B. Gastos de Capital	**1.204.645.063**
Inversion Real Directa	1.204.645.063
Formación Bruta de Capital Fijo	1.155.246.363
Maquinaria, Equipos y Otros Bienes Muebles	1.139.613.867
Construcciones de Bienes de Dominio Privado	15.632.496
Bienes Intangibles	49.398.700
C. Resultado Financiero:Superávit	**515.759.117**
III. Cuenta Financiera	
A. Fuentes Financieras	**530.759.117**
Disminucion de la Inversion Financiera	15.000.000
Disminución de Otros Activos Financieros	15.000.000
Disminución de Cuentas por Cobrar a Mediano y Largo Plazo	15.000.000
Disminución de Otras Cuentas por Cobrar a Mediano y Largo Plazo	15.000.000
Superávit Financiero	515.759.117
B. Aplicaciones Financieras	**530.759.117**
Inversion Financiera	25.200.000
Concesión de Préstamos a Largo Plazo	25.200.000
Al Sector Público	25.200.000
A Entes Descentralizados sin Fines Empresariales	25.200.000
Disminucion de Pasivos	505.559.117
Disminución de Cuentas y Efectos por Pagar	505.559.117
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	505.559.117
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	505.559.117

A0093
Universidad Central de Venezuela (UCV)

UNIVERSIDAD CENTRAL DE VENEZUELA (UCV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Universidad Central de Venezuela (UCV) tiene como misión crear, asimilar y difundir el saber mediante la investigación y la enseñanza; completar la formación integral iniciada en los ciclos educacionales anteriores; y formar los equipos profesionales y técnicos que necesita la nación para su desarrollo y progreso. Desde esta perspectiva, el desarrollo de la Universidad se fundamenta en su misión y visión de futuro, permitiéndole alcanzar los objetivos de largo plazo, que orientan a su vez las funciones básicas de docencia, investigación y extensión.

La institución centra su compromiso en la búsqueda de la verdad y el desarrollo integral del ser humano, mediante la generación, aplicación y difusión de conocimientos, la formación de profesionales de alto nivel y la prestación de servicios en las áreas científicas, humanísticas y tecnológicas, realizando funciones de investigación, docencia y extensión, contribuyendo al desarrollo regional, nacional y mundial.

La Universidad está orientada fundamentalmente a ser una institución abierta a todas las corrientes de pensamiento universal, dinámico y autónoma, caracterizada por su calidad técnica y elevada productividad científica, comprometida con el proceso de desarrollo integral de la región y del país, con la capacidad de promover y orientar los cambios hacia una sociedad globalizada y competitiva, con una comunidad armónica, presta a trabajar proactivamente para la transformación socioeconómica, formando un hombre integral, con nuevos paradigmas en el conocimiento, la cultura y mundo de trabajo, con pertinencia social, profunda conciencia ética y crítica, propiciando la generación, incorporación y difusión de nuevos conocimientos, el desarrollo de avances tecnológicos y promoviendo adecuados niveles de financiamiento institucional.

Entre los objetivos se destacan:

- Fomentar la investigación de nuevos conocimientos, en beneficio del bienestar y progreso del ser humano, de la sociedad y del desarrollo independiente de la nación.
- La enseñanza universitaria, estará dirigida a la formación integral de profesionales y a su capacitación en función de las necesidades de la sociedad y su desarrollo.
- Participar a través de los proyectos en la solución de los problemas sociales que enfrente el país.

La UCV dispone para el período fiscal 2006 con un presupuesto equilibrado que asciende a la suma de Bs. 653.438,2 millones el cual está distribuido de la siguiente manera:

Descripción	Millones de Bs.
Aporte del Ministerio de Educación Superior	577.172,8
Otras Transferencias del Sector Público	8.798,5
Transferencias del Sector Privado	471,7
Transferencias del Exterior	301,3
Saldo Inicial en Caja y Banco	5.544,2
Ingresos Propios	10.992.8
Ingresos Diversos	50.156,9
Total	**653.438,2**

El monto del presupuesto de gasto, se encuentra distribuido por partidas según el detalle:

Descripción	Millones de Bs.
Gastos de Personal	281.345,7
Materiales, Suministros y Mercancías	30.042,5
Servicios no personales	55.103,2
Activos Reales	33.353,7
Transferencias	221.820,8
Disminución de pasivos	31.772,2
Total	**653.438,2**

Con el objeto de lograr los objetivos planteados, se especifican a continuación la descripción de los proyectos fundamentales del ente.

Formación de Pregrado en Carreras Cortas

Tiene como finalidad el fomentar el talento humano que contribuya al desarrollo integral de la nación, con el objeto de incorporar a nuevos bachilleres a la educación superior, de forma progresiva y equitativa, garantizando el desarrollo constitucional y social.

Dentro de sus principales metas se destacan el logro de 2.120 beneficiarios, distribuidas entre la Facultad (Medicina) y las 3 carreras (Nutrición y Dietética, Enfermería y Salud Pública) de pregrado que presta actualmente la Universidad, en el período comprendido del 01/01/2005 al 31/12/2008.

Formación de Pre-grado en Carreras Largas

Tiene como objetivo el formar profesionales de alta calidad en las distintas áreas del conocimiento científico, humanístico y tecnológico, que contribuyan al desarrollo económico- social de la nación; propiciando la incorporación progresiva de bachilleres a la educación superior garantizándoles los derechos sociales de forma universal y equitativa.

Dentro de sus principales metas se destacan el logro de 52.101 estudiantes de pregrado; distribuidas entre las 11 Facultades y las 44 carreras de pregrado que presta actualmente la Universidad, en el período comprendido del 01/01/2005 al 31/12/2008.

Formación de Post-grado

Cuyo objetivo es desarrollar profesionales de cuarto nivel de alta calidad y de competencia, comprometidos con el desarrollo de la nación. Para ello forma especialistas, magísteres, doctores y postdoctores, que contribuyan a la generación y difusión del conocimiento a la sociedad.

Dentro de sus principales metas se destacan el logro de 8.317 estudiantes de postgrado; en el período comprendido del 01/01/2005 al 31/12/2008.

Generación, Divulgación y Aplicación del Conocimiento.

Su finalidad es favorecer y estimular la función creadora del saber científico y humanístico, generando y difundiendo el conocimiento de la investigación en las áreas de: Ciencias Básicas, Ingeniería, Arquitectura, Tecnología, Ciencias del Agro y Mar, la Salud, la Educación, Ciencias Sociales, Humanidades, Letras, Arte y Áreas Interdisciplinarias.

Dentro de sus principales metas se destacan la atención de 4.561 proyectos de investigación, a ser desarrollados por las distintas Facultades y Dependencias Académicas, conjuntamente con el Consejo de Desarrollo Científico y Humanístico (CDCH) en el período comprendido del 01/01/2005 al 31/12/2008.

Intercambio del Conocimiento con la Sociedad.

Tiene por objeto redefinir las estrategias existentes, a fin de coordinar las acciones extramuros de la Institución y así incrementar la participación de la comunidad universitaria en la divulgación y fortalecimiento cultural, deportivo, asistencia técnica profesional y la proyección social.

La institución prevé 170 proyectos que consisten en fomentar y coordinar actividades sociales, culturales y deportivas, dentro de los que destacan los Juegos Universitarios (JUVINES), Juegos Universitarios Centroamericanos y del Caribe, Cursos de Extensión, la asistencia profesional y técnica para la formación integral del estudiante, en el período comprendido del 01/01/2005 al 31/12/2008.

Captación, Permanencia y Formación Integral del Estudiante.

Cuyo objetivo es garantizar la captación, permanencia y formación integral del estudiante para el desarrollo optimo de la formación académica. Para ello brinda los servicios de comedor, servicio médico, odontológico, transporte, becas y ayudas económicas necesarias, que permitan al estudiante un desempeño óptimo en su actividad académica.

Dentro de sus principales metas se destacan la atención de 54.221 alumnos, en el período comprendido del 01/01/2005 al 31/12/2008.

Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística.

Cuyo fin es el de garantizar el apoyo en materia de información y comunicación a las tres actividades fundamentales de la institución (Docencia, Investigación y Extensión) a través de los servicios de bibliotecas, laboratorios y bioterios.

Dentro de sus principales metas se destaca el logro de 70 proyectos, mejorando los servicios de biblioteca, laboratorios y bioterios, así como brindar apoyo en materia de información y telecomunicaciones, en el período comprendido del 01/01/2005 al 31/12/2008.

Preservación del Patrimonio Declarado y la Estructura Física

Tiene como finalidad la preservación del patrimonio declarado y la estructura física, a través del mantenimiento de los espacios físicos del patrimonio tangible e intangible universitario, en sus aspectos estructurales, culturales, artísticos, ambientales entre otros.

Dentro de sus principales metas se destacan el logro de 80 proyectos, en el período comprendido del 01/01/2005 al 31/12/2008.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**647.893.978.010**
Transferencias y Donaciones Corrientes	586.744.258.807
Del Sector Privado	405.433.446
Transferencias Corrientes Internas Recibidas del Sector Privado	404.013.200
De Instituciones sin Fines de Lucro	404.013.200
Donaciones Corrientes Internas Recibidas del Sector Privado	1.420.246
De Empresas Privadas	1.420.246
Del Sector Público	586.037.573.634
Transferencias Corrientes Internas Recibidas del Sector Público	585.971.349.960
De la República	577.172.800.000
De los Entes Descentralizados sin Fines Empresariales	8.798.549.960
Donaciones Corrientes Internas Recibidas del Sector Público	66.223.674
De los Entes Descentralizados sin Fines Empresariales	66.223.674
Del Sector Externo	301.251.727
Transferencias Corrientes Recibidas del Exterior	301.251.727
De Instituciones sin Fines de Lucro	301.251.727
Venta de Bienes y Servicios de las Administraciones Publicas	50.156.907.596
Venta de Bienes	2.731.791.547
Venta de Servicios	47.425.116.049
Ingresos de Operación	5.000.000.000
Otros Ingresos de Operación	5.000.000.000
Otros Ingresos	5.992.811.607
Otros Ingresos Ajenos a la Operación	5.992.811.607
Fuentes Financieras	**5.544.260.713**
Disminución de la Inversión Financiera	5.544.260.713
Disminución de Otros Activos Financieros	5.544.260.713
Disminución de Disponibilidades	5.544.260.713
Disminución de Caja	55.442.607
Disminución de Bancos	5.488.818.106
TOTAL	**653.438.238.723**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**588.312.034.575**
Gastos de Consumo	366.491.265.086
Remuneraciones	281.345.661.634
Sueldos, Salarios y Otras Retribuciones	120.903.011.621
Beneficios y Complementos de Sueldos y Salarios	118.368.961.514
Aportes Patronales	33.757.958.277
Prestaciones Sociales y Otras Indemnizaciones	5.546.418.822
Asistencia Socioeconómica	2.285.482.076
Otros Gastos de Personal	483.829.324
Bienes y Servicios	85.145.603.452
Bienes de Consumo	30.042.451.890
Servicios no Personales	55.103.151.562
Transferencias y Donaciones Corrientes	221.820.769.489
Al Sector Privado	220.924.532.009
Transferencias Corrientes al Sector Privado	220.487.833.479
Directas a Personas	214.381.623.624
Pensiones y Otros Beneficios Asociados	39.349.611.334
Jubilaciones y Otros Beneficios Asociados	159.371.424.418
Otras Transferencias Directas a Personas	15.660.587.872
Otras Transferencias Corrientes Internas al Sector Privado	6.106.209.855
Donaciones Corrientes al Sector Privado	436.698.530
Donaciones a Personas	436.698.530
Al Sector Público	896.237.480
Transferencias Corrientes al Sector Público	893.237.480
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	893.237.480
Donaciones Corrientes al Sector Público	3.000.000
A los Entes Descentralizados sin Fines Empresariales	3.000.000
Gastos de Capital	**33.353.786.543**
Inversión Real Directa	33.353.786.543
Formación Bruta de Capital Fijo	33.353.786.543
Edificios e Instalaciones	354.413.140
Maquinaria, Equipos y Otros Bienes Muebles	27.504.299.866
Bienes Preexistentes	765.274
Construcciones de Bienes de Dominio Privado	4.727.443.574
Construcciones de Bienes de Dominio Público	766.864.689
Aplicaciones Financieras	**31.772.417.605**
Disminución de Pasivos	31.772.417.605
Disminución de Cuentas y Efectos por Pagar	5.556.566.299
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	5.556.566.299
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	5.556.566.299
Disminución de Otros Pasivos	26.215.851.306
Disminución de Provisiones y Reservas Técnicas	26.203.415.687
Disminución de Provisiones	26.203.415.687
Disminución de Provisiones Para Beneficios Sociales	26.203.415.687
Disminución de Fondos de Terceros	434.783
Disminución de Otros Fondos de Terceros	434.783
Disminución de Obligaciones de Ejercicios Anteriores	12.000.836
TOTAL	**653.438.238.723**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Pr1	Formación de Pregrado en Carreras Cortas	Alumno Atendido	2.120	951.863.546	3.017.523.961			3.969.387.507
Pr2	Formación de Pregrado en Carreras Largas	Alumno Atendido	52.101	6.110.180.180	122.044.992.105		73.843.920	128.229.016.205
Pr3	Formación de Postgrado	Alumno Atendido	8.317	2.830.446.827	10.541.485.234			13.371.932.061
Pr4	Generación, Divulgación y Aplicación del Conocimiento.	Proyecto	4.561	1.259.303.541	43.593.660.170		5.653.193.960	50.506.157.671
Pr5	Intercambio del Conocimiento con la Sociedad.	Taller	170	3.556.922.479	19.626.773.262		642.290.827	23.825.986.568
Pr6	Captación, Permanencia y Formación Integral del Estudiante	Beneficiario	35.209	240.874.213	19.555.236.642		1.130.100	19.797.240.955
Pr7	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Dotación	70	1.773.153.978	31.848.590.044		515.300.000	34.137.044.022
Pr8	Preservación del Patrimonio Declarado y la Estructura Física	Proyecto	80	1.387.558.762	1.057.039.134		111.700.000	2.556.297.896
	TOTAL			18.110.303.526	251.285.300.552		6.997.458.807	276.393.062.885

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	10.187.967.562	86.591.753.487			96.779.721.049
02	Gestión Administrativa	38.395.708.828	66.428.570.979		2.574.000.000	107.398.279.807
03	Previsión y Protección Social		172.867.174.982			172.867.174.982
	TOTAL	48.583.676.390	325.887.499.448		2.574.000.000	377.045.175.838

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**6.439**	**70.390.050.754**
Directivo	170	4.443.036.803
Profesional y Técnico	615	7.666.532.978
Administrativo	2.414	16.250.119.345
Docente	2.073	37.068.381.551
Obrero	1.167	4.961.980.077
Personal Fijo a Tiempo Parcial	**2.208**	**12.345.780.776**
Directivo	8	104.732.084
Profesional y Técnico	81	811.212.538
Administrativo	103	715.781.237
Docente	2.014	10.710.011.971
Obrero	2	4.042.946
Personal Contratado	**1.887**	**15.248.987.428**
Directivo	6	125.252.860
Profesional y Técnico	225	2.102.584.378
Administrativo	353	1.708.339.766
Docente	1.268	11.208.560.882
Obrero	35	104.249.542
TOTAL	**10.534**	**97.984.818.958**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**3.810**	**56.243.041.959**
Jubilado	2.909	43.406.019.591
Pensionado	901	12.837.022.368
Administrativo	**4.941**	**32.516.686.212**
Profesional y Técnico	1.083	10.166.709.442
Jubilado	985	9.325.908.409
Pensionado	98	840.801.033
Apoyo	3.858	22.349.976.770
Jubilado	2.961	17.522.403.728
Pensionado	897	4.827.573.042
Obrero	**1.679**	**6.612.785.344**
Jubilado	1.157	4.712.525.031
Pensionado	522	1.900.260.313
TOTAL	**10.430**	**95.372.513.515**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	281.345.661.634
4.02	Materiales, Suministros y Mercancías	30.042.451.890
4.03	Servicios no Personales	55.103.151.562
4.04	Activos Reales	33.353.786.543
4.07	Transferencias y Donaciones	221.820.769.489
4.11	Disminución de Pasivos	31.772.417.605
	TOTAL	**653.438.238.723**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**647.893.978.010**
Transferencias y Donaciones Corrientes	586.744.258.807
Del Sector Privado	405.433.446
Transferencias Corrientes Internas Recibidas del Sector Privado	404.013.200
De Instituciones sin Fines de Lucro	404.013.200
Donaciones Corrientes Internas Recibidas del Sector Privado	1.420.246
De Empresas Privadas	1.420.246
Del Sector Público	586.037.573.634
Transferencias Corrientes Internas Recibidas del Sector Público	585.971.349.960
De la República	577.172.800.000
Recursos Ordinarios	577.172.800.000
De los Entes Descentralizados sin Fines Empresariales	8.798.549.960
Donaciones Corrientes Internas Recibidas del Sector Público	66.223.674
De los Entes Descentralizados sin Fines Empresariales	66.223.674
Del Sector Externo	301.251.727
Transferencias Corrientes Recibidas del Exterior	301.251.727
De Instituciones sin Fines de Lucro	301.251.727
Venta de Bienes y Servicios de las Administraciones Publicas	50.156.907.596
Venta de Bienes	2.731.791.547
Venta de Servicios	47.425.116.049
Ingresos de Operación	5.000.000.000
Otros Ingresos de Operación	5.000.000.000
Otros Ingresos	5.992.811.607
Otros Ingresos Ajenos a la Operación	5.992.811.607
B. Gastos Corrientes	**588.312.034.575**
Gastos de Consumo	366.491.265.086
Remuneraciones	281.345.661.634
Sueldos, Salarios y Otras Retribuciones	120.903.011.621
Beneficios y Complementos de Sueldos y Salarios	118.368.961.514
Aportes Patronales	33.757.958.277
Prestaciones Sociales y Otras Indemnizaciones	5.546.418.822
Asistencia Socioeconómica	2.285.482.076
Otros Gastos de Personal	483.829.324
Bienes y Servicios	85.145.603.452

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Bienes de Consumo	30.042.451.890
Servicios no Personales	55.103.151.562
Transferencias y Donaciones Corrientes	221.820.769.489
Al Sector Privado	220.924.532.009
Transferencias Corrientes al Sector Privado	220.487.833.479
Directas a Personas	214.381.623.624
Pensiones y Otros Beneficios Asociados	39.349.611.334
Jubilaciones y Otros Beneficios Asociados	159.371.424.418
Otras Transferencias Directas a Personas	15.660.587.872
Otras Transferencias Corrientes Internas al Sector Privado	6.106.209.855
Donaciones Corrientes al Sector Privado	436.698.530
Donaciones a Personas	436.698.530
Al Sector Público	896.237.480
Transferencias Corrientes al Sector Público	893.237.480
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	893.237.480
Donaciones Corrientes al Sector Público	3.000.000
A los Entes Descentralizados sin Fines Empresariales	3.000.000
C. Resultado Económico:Ahorro	**59.581.943.435**
II. Cuenta Capital	
A. Ingresos de Capital	**59.581.943.435**
Recursos Propios de Capital	59.581.943.435
Ahorro en la Cuenta Corriente	59.581.943.435
B. Gastos de Capital	**33.353.786.543**
Inversión Real Directa	33.353.786.543
Formación Bruta de Capital Fijo	33.353.786.543
Edificios e Instalaciones	354.413.140
Maquinaria, Equipos y Otros Bienes Muebles	27.504.299.866
Bienes Preexistentes	765.274
Construcciones de Bienes de Dominio Privado	4.727.443.574
Construcciones de Bienes de Dominio Público	766.864.689
C. Resultado Financiero: Superávit	**26.228.156.892**
III. Cuenta Financiera	
A. Fuentes Financieras	**31.772.417.605**
Disminución de la Inversión Financiera	5.544.260.713
Disminución de Otros Activos Financieros	5.544.260.713
Disminución de Disponibilidades	5.544.260.713
Disminución de Caja	55.442.607
Disminución de Bancos	5.488.818.106
Superávit Financiero	26.228.156.892
B. Aplicaciones Financieras	**31.772.417.605**
Disminución de Pasivos	31.772.417.605
Disminución de Cuentas y Efectos por Pagar	5.556.566.299
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	5.556.566.299
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	5.556.566.299
Disminución de Otros Pasivos	26.215.851.306
Disminución de Provisiones y Reservas Técnicas	26.203.415.687
Disminución de Provisiones	26.203.415.687
Disminución de Provisiones Para Beneficios Sociales	26.203.415.687
Disminución de Fondos de Terceros	434.783
Disminución de Otros Fondos de Terceros	434.783
Disminución de Obligaciones de Ejercicios Anteriores	12.000.836

A0094
Universidad de Carabobo (UC)

UNIVERSIDAD DE CARABOBO (UC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el ejercicio fiscal del año 2006, la estructura del proyecto de presupuesto de ingresos y gastos de los entes y organismos públicos de la nación cambia en razón de la modernización del marco legal que rige a la administración financiera, particularmente la materia presupuestaria a través del reformado Reglamento N° 01 de la Ley Orgánica de Administración Financiera del Sector Público, que impone la técnica de elaboración del presupuesto por Proyectos y Acciones Centralizadas.

Para tal fin, la estimación del Presupuesto de Ingresos y Gastos para el ejercicio fiscal 2006 totaliza un monto de Bs.398.390,3 millones, estructurados de la siguiente manera:

Aporte del Ejecutivo Nacional por Bs. 382.073,3 millones, transferencias provenientes del Fondo de Pensiones y Jubilaciones del Personal Docente de la Universidad por Bs. 2.000,0 millones, así como Bs. 3.800,0 millones por otros ingresos. Además de saldos bancarios proyectados para el final de este ejercicio que alcanzarían el monto de Bs. 10.517,0 millones.

Los proyectos y acciones contenidos en el documento presupuestario se enmarcan dentro de los lineamientos presentados por la Oficina de Planificación del Sector Universitario (OPSU), acordes estos a su vez con las políticas de orden social que sustentan la estructura por proyectos emanadas por la Oficina Nacional de Presupuesto (ONAPRE).

Es así, que bajo las limitaciones de las transferencias a recibir por el Ejecutivo Nacional, el Presupuesto de Gastos alcanza la cifra de Bs. 398.390,3 millones, destinados principalmente a los gastos de carácter trasladable en las actividades de docencia y de investigación, cuyos proyectos engloban el monto de Bs. 91.384,3 millones, para el caso de la gestión administrativa asciende a Bs. 66.170,8 millones y Bs. 128.111,2 millones por transferencias al personal jubilado y pensionado.

Destacando los conceptos de gastos destinados al pago de los beneficios como el bono de alimentación por Bs. 18.768,9 millones, el 8,5% y fideicomiso del personal obrero por Bs. 11.800,0 millones y Normas del CNU por Bs. 18.326,8 millones.

La matrícula estudiantil, se plantea formar una plantilla de 40.965 estudiantes, representando ello un incremento de más de mil nuevos inscritos, cónsonos con este incremento, no se interrumpirá el plan de las inversiones en las edificaciones educativas más críticas. Sin embargo, continúan las restricciones para aumentar las becas estudiantiles así como para los incentivos por alto rendimiento estudiantil.

En lo que respecta al personal docente, se garantiza la permanencia de los becarios que cursan estudios de postgrado en el extranjero, así como para los que se encuentran dentro del país para su perfeccionamiento profesional. También en relación al Postgrado, la descentralización de los mismos hacia las propias Facultades ampliará la cobertura, proponiéndose captar 1.076 nuevos estudiantes de IV y V nivel.

La escasa asignación de recursos del Ejecutivo y la garantía de cobertura de los beneficios socioeconómicos y de las actividades medulares restringe de manera importante las disponibilidades para gastos de funcionamiento, principalmente en lo que respecta a servicios básicos, de mantenimiento, vigilancia y otros, así como también la compra de materiales e insumos que promueva el mantenimiento de los estándares de calidad de la educación universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**387.873.300.000**
Transferencias y Donaciones Corrientes	384.073.300.000
Del Sector Privado	2.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	2.000.000.000
De Instituciones sin Fines de Lucro	2.000.000.000
Del Sector Público	382.073.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	382.073.300.000
De la República	382.073.300.000
Rentas de la Propiedad	3.800.000.000
Intereses	3.800.000.000
Intereses Internos	3.800.000.000
Intereses por Depósitos	3.800.000.000
Fuentes Financieras	**10.517.000.000**
Disminución de la Inversión Financiera	10.517.000.000
Disminución de Otros Activos Financieros	10.517.000.000
Disminución de Disponibilidades	4.017.000.000
Disminución de Bancos	4.017.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	6.500.000.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	6.500.000.000
TOTAL	**398.390.300.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**362.991.447.215**
Gastos de Consumo	216.986.904.611
Remuneraciones	182.954.043.120
Sueldos, Salarios y Otras Retribuciones	60.864.810.969
Beneficios y Complementos de Sueldos y Salarios	78.490.567.685
Aportes Patronales	9.041.967.393
Prestaciones Sociales y Otras Indemnizaciones	10.698.875.294
Asistencia Socioeconómica	23.857.821.779
Bienes y Servicios	34.032.861.491
Bienes de Consumo	9.071.124.403
Servicios no Personales	24.961.737.088
Transferencias y Donaciones Corrientes	146.004.542.604
Al Sector Privado	124.449.811.957
Transferencias Corrientes al Sector Privado	124.449.811.957
Directas a Personas	124.449.811.957
Pensiones y Otros Beneficios Asociados	1.696.132.992
Jubilaciones y Otros Beneficios Asociados	122.753.678.965
Al Sector Público	21.554.730.647
Transferencias Corrientes al Sector Público	21.554.730.647
A los Entes Descentralizados sin Fines Empresariales para sus Gastos	21.554.730.647
Gastos de Capital	**24.881.852.785**
Inversión Real Directa	24.881.852.785
Formación Bruta de Capital Fijo	24.881.852.785
Edificios e Instalaciones	20.516.653.325
Maquinaria, Equipos y Otros Bienes Muebles	3.581.199.460
Bienes Preexistentes	784.000.000
Aplicaciones Financieras	**10.517.000.000**
Disminución de Pasivos	10.517.000.000
Disminución de Cuentas y Efectos por Pagar	10.517.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	8.730.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	3.780.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	4.950.000.000
Disminución de Otras Cuentas y Efectos por Pagar	1.787.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	1.787.000.000
TOTAL	**398.390.300.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
22328	Formación de Pregrado en Carrera Corta	Alumno	260		41.882.956			41.882.956
24535	Formación de Pregrado en Carrera Larga	Alumno	40.965		78.958.129.673			78.958.129.673
24473	Formación de Postgrado	Alumno	4.145		2.716.225.134			2.716.225.134
24614	Generación, Divulgación y Aplicación del Conocimiento	Proyecto	330		9.668.029.136			9.668.029.136
25069	Intercambio del Conocimiento con la Sociedad	Población Atendida	72.850		10.734.577.848			10.734.577.848
25045	Captación, Permanencia y Formación Integral del Estudiante	Alumno Atendido	40.965		14.701.632.238			14.701.632.238
24968	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Usuario Atendido	1.620		4.787.279.941			4.787.279.941
	TOTAL				121.607.756.926			121.607.756.926

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	10.517.000.000	71.983.587.376			82.500.587.376
02	Gestión Administrativa	3.800.000.000	62.370.753.565			66.170.753.565
03	Previsión y Protección Social		126.111.202.133		2.000.000.000	128.111.202.133
	TOTAL	14.317.000.000	260.465.543.074		2.000.000.000	276.782.543.074

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**4.847**	**52.867.593.120**
Directivo	198	611.635.752
Profesional y Técnico	1.372	17.374.732.308
Administrativo	1.072	6.174.818.280
Docente	1.264	23.527.985.664
Obrero	941	5.178.421.116
Personal Fijo a Tiempo Parcial	**710**	**5.029.984.464**
Profesional y Técnico	74	401.418.636
Administrativo	5	24.244.500
Docente	631	4.604.321.328
Personal Contratado	**1.621**	**9.390.112.572**
Profesional y Técnico	74	688.220.712
Administrativo	148	1.078.685.232
Docente	1.369	7.464.807.972
Obrero	30	158.398.656
TOTAL	**7.178**	**67.287.690.156**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**1.814**	**47.878.598.773**
Jubilado	1.802	47.745.452.128
Pensionado	12	133.146.645
Administrativo	**2.182**	**19.192.802.670**
Profesional y Técnico	1.394	13.561.555.857
Jubilado	1.333	13.127.376.858
Pensionado	61	434.178.999
Apoyo	788	5.631.246.813
Jubilado	716	5.192.166.099
Pensionado	72	439.080.714
Obrero	**827**	**4.111.930.659**
Jubilado	827	4.111.930.659
TOTAL	**4.823**	**71.183.332.102**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	182.954.043.120
4.02	Materiales, Suministros y Mercancías	9.071.124.403
4.03	Servicios no Personales	24.961.737.088
4.04	Activos Reales	24.881.852.785
4.07	Transferencias y Donaciones	146.004.542.604
4.11	Disminución de Pasivos	10.517.000.000
	TOTAL	**398.390.300.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**387.873.300.000**
Transferencias y Donaciones Corrientes	384.073.300.000
Del Sector Privado	2.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	2.000.000.000
De Instituciones sin Fines de Lucro	2.000.000.000
Del Sector Público	382.073.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	382.073.300.000
De la República	382.073.300.000
Recursos Ordinarios	382.073.300.000
Rentas de la Propiedad	3.800.000.000
Intereses	3.800.000.000
Intereses Internos	3.800.000.000
Intereses por Depósitos	3.800.000.000
B. Gastos Corrientes	**362.991.447.215**
Gastos de Consumo	216.986.904.611
Remuneraciones	182.954.043.120
Sueldos, Salarios y Otras Retribuciones	60.864.810.969
Beneficios y Complementos de Sueldos y Salarios	78.490.567.685
Aportes Patronales	9.041.967.393
Prestaciones Sociales y Otras Indemnizaciones	10.698.875.294
Asistencia Socioeconómica	23.857.821.779
Bienes y Servicios	34.032.861.491
Bienes de Consumo	9.071.124.403
Servicios no Personales	24.961.737.088
Transferencias y Donaciones Corrientes	146.004.542.604
Al Sector Privado	124.449.811.957
Transferencias Corrientes al Sector Privado	124.449.811.957
Directas a Personas	124.449.811.957
Pensiones y Otros Beneficios Asociados	1.696.132.992
Jubilaciones y Otros Beneficios Asociados	122.753.678.965
Al Sector Público	21.554.730.647
Transferencias Corrientes al Sector Público	21.554.730.647
A los Entes Descentralizados sin Fines Empresariales para sus Gastos	21.554.730.647

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
C. Resultado Económico: Ahorro	**24.881.852.785**
II. Cuenta Capital	
A. Ingresos de Capital	**24.881.852.785**
Recursos Propios de Capital	24.881.852.785
Ahorro en la Cuenta Corriente	24.881.852.785
B. Gastos de Capital	**24.881.852.785**
Inversión Real Directa	24.881.852.785
Formación Bruta de Capital Fijo	24.881.852.785
Edificios e Instalaciones	20.516.653.325
Maquinaria, Equipos y Otros Bienes Muebles	3.581.199.460
Bienes Preexistentes	784.000.000
III. Cuenta Financiera	
A. Fuentes Financieras	**10.517.000.000**
Disminución de la Inversión Financiera	10.517.000.000
Disminución de Otros Activos Financieros	10.517.000.000
Disminución de Disponibilidades	4.017.000.000
Disminución de Bancos	4.017.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	6.500.000.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	6.500.000.000
B. Aplicaciones Financieras	**10.517.000.000**
Disminución de Pasivos	10.517.000.000
Disminución de Cuentas y Efectos por Pagar	10.517.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	8.730.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	3.780.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	4.950.000.000
Disminución de Otras Cuentas y Efectos por Pagar	1.787.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	1.787.000.000

A0095
Universidad Nacional Experimental Simón Rodríguez (UNESR)

UNIVERSIDAD NACIONAL EXPERIMENTAL SIMÓN RODRÍGUEZ (UNESR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Política presupuestaria de la Universidad Nacional Experimental Simón Rodríguez (UNESR) para el año 2006 ha sido adecuada a las disposiciones legales vigentes, en el marco anual del presupuesto para el próximo año, y en concordancia con las orientaciones generales para la formulación del mismo, según lineamientos impartidos por la Oficina Nacional de Presupuesto (ONAPRE), y de acuerdo a la propuesta presentada por la Oficina de Planificación del Sector Universitario, y su vinculación con las Misiones de la Institución, aspectos generados de la nueva estructura por proyecto vinculados con los diez (10) objetivos estratégicos de la nueva etapa que conforman el nuevo Mapa Estratégico.

La Universidad Nacional Experimental Simón Rodríguez continuará cumpliendo con su principal función de atender con carácter prioritario la enseñanza en los diferentes niveles, en tal sentido la Institución se propone las metas que se detallan a continuación: Proyecto 02 -Formación de Pregrado en Carreras Largas: 10.000 graduados, Proyecto 03 -Formación de Postgrado: 2.000 graduados, Proyecto 04 - Generación, Divulgación y Aplicación del Conocimiento: 52 proyectos de investigación, Proyecto 05: Intercambio del Conocimiento con la sociedad: 366 eventos, 63 programas, 60 Talleres, 183 Actividades Recreativas, Proyecto 06- Captación, Permanencia y Formación Integral del Estudiante: 34.000 Alumnos Atendidos, Proyecto 07 - Fortalecimiento y Desarrollo de la Gestión: Desarrollo e Implantación de 26 redes de Bibliotecas Virtuales.

Se reforzará en el ámbito institucional la política educativa, mejorando los servicios para que se adapten a las exigencias de los Proyectos y se fortalecerá la atención a los participantes (estudiantes) en las actividades fundamentales que coadyuven a la formación integral.

Se apoyará en el bienestar socio económico incrementado, en función de los recursos disponibles, los montos para el trabajo estudiantil remunerado, las preparadurias y servicios estudiantiles.

- Se continuará con el desarrollo y fortalecimiento del sistema de información financiera, administrativa, presupuestaria y contables para cumplir con los objetivos básicos de la Institución.

- Se realizarán cursos, en los cuales podemos nombrar micro-empresa, cooperativismo, micro finanzas, tecnologías de información y educación, etc.

Los lineamientos o estrategias generales de la UNESR giran en torno a las siguientes consideraciones:

- Apoyo al proceso de transformación profunda y consustanciada con los procesos de cambios que plantea el Ejecutivo Nacional.

- Mejoramiento continuo en la calidad de la enseñanza, tomando en cuenta la Misión y Visión de la Universidad, que la enmarcan en una filosofía específica, signada por la obra de Simón Rodríguez, enfocada a reducir la exclusión y la desigualdad.

- La UNESR debido a su distribución geográfica, filosofía educativa original y potencial investigativo, está llamada a ser la Universidad del Pueblo, en concordancia con el Plan Educativo Nacional y los principios de la Constitución de la República Bolivariana de Venezuela.

- Asumir liderazgo en el Sistema de Educación Superior, incorporando un modelo educativo que combine equidad y calidad utilizando la estrategia de aprender haciendo.

- Dar prioridad a los aspectos culturales hacia adentro de la universidad y como proyección de su acción en la comunidad y en toda su área de influencia.

- Reorientar las políticas de docencia, investigación y extensión en función de las necesidades e intereses de nuestra sociedad.

- Formar profesionales críticos y con sensibilidad social.

- Coordinar con las autoridades nacionales, regionales y locales, acciones en beneficio de las clases más vulnerables.

- Todos los Proyectos deben estar relacionadas con líneas de trabajo que se desprendan de las necesidades e intereses, nacionales y regionales como son: Hábitat, agroalimentación, salud, vivienda comunicaciones, educación, transporte, energía, ambiente y recursos naturales.

- La Universidad debe ofrecer alternativas autónomas cónsonas con nuestra realidad y necesidades, con el fin de responder a las expectativas de la sociedad donde funciona. La calidad y la excelencia de la educación deben fundamentarse en un clima académico de discusión y debate que es el único que asegura la elevación continúa del nivel intelectual, moral y político de las personas.

- La Universidad tiene el compromiso histórico ineludible de participar en la construcción de un proyecto nacional de desarrollo integral sustentable

- Participar en el diseño de políticas y normas de racionalización del gasto universitario

- Atender la protección socioeconómica a estudiantes de bajos ingresos

- Reestructuración de núcleos y del nivel central.

- Mejorar las proporciones relativas entre profesores y personal no docente.

- Reactivación de estaciones experimentales.

- Fortalecer áreas de control de estudios en los Núcleos.

En la elaboración del presupuesto se deben considerar aspectos de política presupuestaria establecidos por el Ministerio de Educación Superior en cuanto a:

- Transformar y modernizar la institución en todos sus componentes, contando con un sistema de información y una base de datos que garantice la autoevaluación continua.

- Hacer de la Extensión Universitaria un elemento de integración Docencia-investigación y de vinculación de la Educación Superior con todos los sectores de la sociedad.

- Racionalizar los gastos del presupuesto a través de la optimización de los recursos humanos, financieros, materiales y equipos.

- Intensificar el vínculo de las instituciones de educación superior con las entidades territoriales de su área geográfica de influencia, a través de la prestación de servicios en los campos de capacitación investigación y extensión.

- Instrumentar el sistema nacional de evaluación institucional y de acreditación en las instituciones de educación superior a fin de lograr niveles de competitividad en la gestión.

- fomentar la consolidación y desarrollo de las zonas rentales de las universidades nacionales como vía para la generación de ingresos adicionales.

Entre las acciones más importantes para el año 2006, podemos señalar el proyecto de transformación universitaria en concordancia con las políticas y directrices del Gobierno Nacional, el reforzamiento de las actividades de cultura, en coordinación con las comunidades en los 20 Núcleos en el ámbito nacional, el incremento y mejora de las publicaciones universitarias, la adecuación de los sistemas administrativos y de control de estudios.

La salud de todo el personal que compone la comunidad universitaria y los estudiantes, es otra área de gran prioridad para la gestión del actual equipo rectoral.

Por último podemos señalar que se continuará con los procesos de adecuación de la planta docente, para un uso más racional de este recurso y mejoramiento de calidad de enseñanza.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**132.885.700.000**
Transferencias y Donaciones Corrientes	130.885.700.000
Del Sector Público	130.885.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	130.885.700.000
De la República	130.885.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.000.000.000
Venta de Otros Bienes y Servicios	2.000.000.000
Ingresos de Capital	**200.000.000**
Recursos Propios de Capital	200.000.000
Incremento de la Depreciación y Amortización Acumuladas	200.000.000
Fuentes Financieras	**413.320.347**
Disminución de la Inversión Financiera	413.320.347
Disminución de Otros Activos Financieros	413.320.347
Disminución de Disponibilidades	413.320.347
Disminución de Bancos	413.320.347
TOTAL	**133.499.020.347**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**116.454.772.511**
Gastos de Consumo	95.354.209.451
Remuneraciones	75.753.275.068
Sueldos, Salarios y Otras Retribuciones	27.995.518.270
Beneficios y Complementos de Sueldos y Salarios	28.734.355.315
Aportes Patronales	2.111.805.859
Prestaciones Sociales y Otras Indemnizaciones	539.061.528
Asistencia Socioeconómica	15.473.205.808
Otros Gastos de Personal	899.328.288
Bienes y Servicios	19.400.934.383
Bienes de Consumo	6.201.705.784
Servicios no Personales	13.199.228.599
Depreciación y Amortización	200.000.000
Transferencias y Donaciones Corrientes	21.100.563.060
Al Sector Privado	21.100.563.060
Transferencias Corrientes al Sector Privado	21.100.563.060
Directas a Personas	21.100.563.060
Pensiones y Otros Beneficios Asociados	3.135.367.270
Jubilaciones y Otros Beneficios Asociados	15.155.132.730
Otras Transferencias Directas a Personas	2.810.063.060
Gastos de Capital	**7.682.944.124**
Inversión Real Directa	7.682.944.124
Formación Bruta de Capital Fijo	7.682.944.124
Maquinaria, Equipos y Otros Bienes Muebles	7.682.944.124
Aplicaciones Financieras	**9.361.303.712**
Disminución de Pasivos	9.361.303.712
Disminución de Cuentas y Efectos por Pagar	9.361.303.712
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	9.361.303.712
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	9.161.303.712
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	100.000.000
Disminución de Efectos por Pagar a Contratistas a Corto Plazo	100.000.000
TOTAL	**133.499.020.347**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Pr03	Formación de Post Grado	Alumno Atendido	4.765		3.266.810.026			3.266.810.026
Pr02	Formación de Pre-grado en Carreras Largas	Graduado	10.000		44.613.418.812			44.613.418.812
Pr04	Generación Divulgación y Aplicación de Conocimiento	Beneficio Social	52		6.573.865.279			6.573.865.279
Pr05	Intercambio del Conocimiento con la Sociedad	Evento	366		6.877.662.775			6.877.662.775
Pr06	Captación, Permanencia y Formación Integral del Estudiante	Alumno Atendido	75.390		7.130.330.097			7.130.330.097
Pr07	Fortalecimiento y Desarrollo de la Gestión	Desarrollo / Implantación	26		1.735.049.724			1.735.049.724
	TOTAL				70.197.136.713			70.197.136.713

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		23.563.947.166			23.563.947.166
02	Gestión Administrativa	2.613.320.347	18.834.116.121			21.447.436.468
03	Previsión y Protección Social		18.290.500.000			18.290.500.000
	TOTAL	2.613.320.347	60.688.563.287			63.301.883.634

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.702**	**24.942.172.512**
Directivo	150	3.056.438.478
Profesional y Técnico	244	3.632.370.251
Administrativo	225	3.829.561.398
Docente	636	10.494.155.737
Obrero	447	3.929.646.648
Personal Fijo a Tiempo Parcial	**213**	**1.426.713.308**
Docente	213	1.426.713.308
Personal Contratado	**1.039**	**7.733.286.841**
Profesional y Técnico	117	2.543.673.486
Administrativo	184	1.388.258.824
Docente	440	2.641.090.223
Obrero	298	1.160.264.308
TOTAL	**2.954**	**34.102.172.661**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**276**	**4.547.926.007**
Jubilado	249	4.305.685.530
Pensionado	27	242.240.477
Administrativo	**337**	**4.331.997.803**
Profesional y Técnico	85	1.627.485.586
Jubilado	73	1.457.576.622
Pensionado	12	169.908.964
Apoyo	252	2.704.512.217
Jubilado	243	2.572.993.326
Pensionado	9	131.518.891
Obrero	**169**	**1.070.219.213**
Jubilado	132	864.750.037
Pensionado	37	205.469.176
TOTAL	**782**	**9.950.143.023**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	75.753.275.068
4.02	Materiales, Suministros y Mercancías	6.201.705.784
4.03	Servicios no Personales	13.199.228.599
4.04	Activos Reales	7.682.944.124
4.07	Transferencias y Donaciones	21.100.563.060
4.08	Otros Gastos	200.000.000
4.11	Disminución de Pasivos	9.361.303.712
	TOTAL	**133.499.020.347**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**132.885.700.000**
Transferencias y Donaciones Corrientes	130.885.700.000
Del Sector Público	130.885.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	130.885.700.000
De la República	130.885.700.000
Recursos Ordinarios	130.885.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	2.000.000.000
Venta de Otros Bienes y Servicios	2.000.000.000
B. Gastos Corrientes	**116.454.772.511**
Gastos de Consumo	95.354.209.451
Remuneraciones	75.753.275.068
Sueldos, Salarios y Otras Retribuciones	27.995.518.270
Beneficios y Complementos de Sueldos y Salarios	28.734.355.315
Aportes Patronales	2.111.805.859
Prestaciones Sociales y Otras Indemnizaciones	539.061.528
Asistencia Socioeconómica	15.473.205.808
Otros Gastos de Personal	899.328.288
Bienes y Servicios	19.400.934.383
Bienes de Consumo	6.201.705.784
Servicios no Personales	13.199.228.599
Depreciación y Amortización	200.000.000
Transferencias y Donaciones Corrientes	21.100.563.060
Al Sector Privado	21.100.563.060
Transferencias Corrientes al Sector Privado	21.100.563.060
Directas a Personas	21.100.563.060
Pensiones y Otros Beneficios Asociados	3.135.367.270
Jubilaciones y Otros Beneficios Asociados	15.155.132.730
Otras Transferencias Directas a Personas	2.810.063.060
C. Resultado Económico: Ahorro	**16.430.927.489**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**16.630.927.489**
Recursos Propios de Capital	16.630.927.489
Ahorro en la Cuenta Corriente	16.430.927.489
Incremento de la Depreciación y Amortización Acumuladas	200.000.000
B. Gastos de Capital	**7.682.944.124**
Inversión Real Directa	7.682.944.124
Formación Bruta de Capital Fijo	7.682.944.124
Maquinaria, Equipos y Otros Bienes Muebles	7.682.944.124
C. Resultado Financiero: Superávit	**8.947.983.365**
III. Cuenta Financiera	
A. Fuentes Financieras	**9.361.303.712**
Disminución de la Inversión Financiera	413.320.347
Disminución de Otros Activos Financieros	413.320.347
Disminución de Disponibilidades	413.320.347
Disminución de Bancos	413.320.347
Superávit Financiero	8.947.983.365
B. Aplicaciones Financieras	**9.361.303.712**
Disminución de Pasivos	9.361.303.712
Disminución de Cuentas y Efectos por Pagar	9.361.303.712
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	9.361.303.712
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	9.161.303.712
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	100.000.000
Disminución de Efectos por Pagar a Contratistas a Corto Plazo	100.000.000

A0096
Universidad Nacional Experimental Francisco de Miranda (UNEFM)

UNIVERSIDAD NACIONAL EXPERIMENTAL FRANCISCO DE MIRANDA (UNEFM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Universidad Nacional Experimental Francisco de Miranda (UNEFM), es una institución de Educación Superior, creada en 1977 para atender las demandas de formación de profesionales del Estado Falcón y del resto del país. Es una institución con fuertes vínculos regionales y orientada al servicio de las comunidades falconianas, teniendo como su lema: "La Universidad para el Desarrollo Integral del Estado Falcón."

La UNEFM ofrece actualmente 15 programas de formación de profesionales, a nivel de Técnico Superior y de Licenciatura, en las áreas de conocimiento de Ciencias de la Salud, Ciencias del Agro y del Mar, Tecnología y Educación, bajo modalidad presencial. Esta oferta está prevista a incrementarse en 06 nuevas carreras para el año 2006. La UNEFM ofrece además 22 programas de formación de postgrado a nivel de especialización y maestría, y desarrolla actividades de generación y transferencia de conocimientos, orientadas, predominantemente, hacia el entorno regional. Desde el año 2002, la UNEFM ha venido impulsando la incorporación de las tecnologías de información y comunicación en los procesos de enseñanza-aprendizaje, promoviéndose el desarrollo de modalidades de estudios semi-presenciales, que le han permitido a la institución expandir la matrícula estudiantil, atendiendo a la política nacional de promover la equidad en el acceso a la Educación Superior. La UNEFM ha impulsado un crecimiento sostenido en la matrícula estudiantil, aumentando el número de plazas ofertadas a través del proceso de selección nacional del Consejo Nacional de Universidades (C.N.U.) y la Oficina de Planificación del Sector Universitario (O.P.S.U.), e incorporando a nuevos bachilleres provenientes de la Misión Sucre.

El Presupuesto de Ingresos de la Universidad, asciende a un monto total Bs. 75.496,6 millones, de los cuales Bs. 75.123,6 millones, serán financiados con recursos otorgados por el Ejecutivo Nacional como aporte fiscal; Bs. 173,0 millones, con ingresos producidos por actividades propias y Bs. 200,0 millones, como recursos provenientes de disminución de caja y banco.

Como puede apreciarse, los recursos ordinarios provenientes del Ejecutivo Nacional constituyen la casi totalidad del presupuesto. Con excepción de los ingresos propios provenientes del cobro de Matrícula, Aranceles y Derechos Universitarios de Postgrado, la UNEFM no prevé la generación de otros ingresos propios provenientes de la venta de servicios o bienes, para el ejercicio fiscal 2006. Estos recursos propios serán usados para financiar, parcialmente, el funcionamiento del Postgrado. En el año 2006, se iniciará un proceso de registro y control de las unidades administrativas, docentes, de investigación y extensión de la UNEFM, generadoras de ingresos propios por la prestación de servicios a terceros, a fin de programar su incorporación en los presupuestos subsiguientes.

La disminución de caja y banco representa los recursos de caja remanentes estimados del ejercicio presupuestario 2005, los cuales serán ejecutados en el presente año.

La política de gastos del Presupuesto, sigue las orientaciones formuladas por la Oficina de Planificación del Sector Universitario (OPSU).

Los elementos considerados para la política de gastos de la UNEFM son los siguientes:

- Normalización de la situación de contratación 88 docentes en categoría de instructor a tiempo completo, los cuales vienen prestando servicio en los distintos programas académicos de la UNEFM, atendiendo al incremento sostenido de la matrícula estudiantil de pregrado de los últimos cuatro años.

- Aumento de la asignación para el pago de cesta ticket de todo el personal derivado del incremento de la unidad tributaria aplicable en el año 2006.

- Pago de sueldos y salarios, bonos vacacional y de fin de año y otros beneficios del personal de la institución.

- Pago del 8,5% de la nómina de sueldos básicos del personal docente y administrativo, a cuenta de intereses sobre prestaciones sociales y el fideicomiso del personal obrero.

- Recurrencia de los gastos de las partidas de materiales y suministros, servicios no personales y activos reales, en los mismos niveles del presupuesto 2005.

- Asignación de Normas CNU, en sus componentes fijos y variables, en los mismos niveles aplicados en el 2005, los cuales están destinados a apoyar los procesos de enseñanza de pre y postgrado, fortalecer la actividad y el desarrollo de proyectos de investigación, extensión y cultura, biblioteca, deporte, desarrollo de recursos humanos, ejecución de convenios institucionales y mantenimiento de planta física.

- No se contemplan previsiones para aumento de sueldos y salarios ni sus incidencias, ni recursos para realizar inversiones.

- Las importaciones estarán reducidas al mínimo estrictamente necesario, dándosele prioridad a los productos de fabricación nacional y manteniendo el presupuesto de divisas en los mismos niveles del ejercicio fiscal del año 2005.

Los recursos contemplados serán ejecutados por los responsables de los Proyectos y Actividades Centralizadas, ajustándose a las metas establecidas en los respectivos planes operativos.

Con el establecimiento de la nueva estructura presupuestaria por Proyectos y Acciones centralizadas se estima hacer más eficiente la ejecución financiera de los proyectos. Para el año 2006, la UNEFM ejecutará 17 proyectos, los cuales permitirán darle continuidad a los procesos medulares, así como a los procesos de apoyo de la institución, además de impulsar algunos proyectos estratégicos institucionales.

Los proyectos de Formación de Pregrado de Carrera Corta; Formación de Pregrado de Carrera Larga; Formación de Postgrado; Generación, Divulgación y Aplicación del Conocimiento; Intercambio de conocimientos con la sociedad; captación, permanencia y formación integral del estudiante, y Fortalecimiento de la gestión científica, tecnológica y humanística, se constituyen en los proyectos medulares de la UNEFM.

El proyecto de Estudios Dirigidos; Fortalecimiento de los laboratorios y Talleres de docencia; Equipamiento y mantenimiento de los bienes muebles universitarios; y Mantenimiento de bienes inmuebles; son proyectos básicos de apoyo para la realización de los proyectos medulares.

El Fortalecimiento de los Medios de Comunicación de la UNEFM; el Plan de desarrollo institucional de largo plazo; Transformación organizacional de la UNEFM; y el Proyecto de Movilidad e Intercambio Académico son proyectos estratégicos para la proyección institucional y la consolidación organizacional de la UNEFM en el mediano y largo plazos.

Las Acciones Centralizadas permitirán llevar adelante las actividades gerenciales y administrativas requeridas para el logro de la Misión y la Visión de la Institución.

Atendiendo los lineamientos estratégicos del Ministerio de Educación Superior, la UNEFM ha previsto asumir la coordinación y supervisión, en Falcón y los estados occidentales del país, de los Programas Nacionales de Formación de Médicos Integrales Comunitarios y de Formación de Educadores para la Misión Sucre. Estos proyectos no cuentan con recursos dentro del presupuesto ordinario, ya que se estima que el Programa Misión Sucre del Ministerio de Educación Superior transfiera los recursos necesarios para ejecutar estos proyectos estratégicos.

La formulación del Presupuesto UNEFM para el ejercicio fiscal 2006, responde a la directriz estratégica nacional en materia de educación superior que establece la necesidad de garantizar la equidad en el acceso y en el desempeño estudiantil a una Educación Superior de calidad y con pertinencia social; y a la directriz estratégica institucional de mediano plazo de elevar el nivel académico de la institución, la cual fue fijada por el Consejo Universitario de la UNEFM, en sesión ordinaria N° 1.191, de fecha 21/05/2003.

Para satisfacer tales requerimientos, la UNEFM ha previsto incorporar en los diversos programas académicos que oferta, 3.593 nuevos bachilleres en el 2006, incluyendo 718 ingresos por la vía del Programa Nacional Misión Sucre, para alcanzar una matrícula estimada de 19.424 estudiantes, previéndose 905 egresos de nuevos profesionales de pregrado.

En el caso de Postgrado, se estima la incorporación de 425 nuevos estudiantes para una matrícula de 1.439 cursantes, y un egreso de 144 de especialistas y magisters.

En cuanto a la diversificación de la oferta curricular, se prevé dar inicio a seis nuevas carreras de pregrado, tan pronto se cuente con la autorización formal del Ministerio de Educación Superior (Licenciatura en Educación Mención Música; Licenciatura en Educación Mención Educación Física, Entrenamiento Deportivo y Recreación; Licenciatura en Ciencias Ambientales; Licenciatura en Desarrollo Empresarial; Licenciatura en Gerontología e Ingeniería Biomédica).

Dentro del Proyecto Generación, Divulgación y Aplicación del Conocimiento, se contempla, como modalidad, la asignación interna de recursos a los profesores y estudiantes para asistencia a eventos científicos, a través de fondos concursables

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**75.296.600.000**
Transferencias y Donaciones Corrientes	75.123.600.000
Del Sector Público	75.123.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	75.123.600.000
De la República	75.123.600.000
Venta de Bienes y Servicios de las Administraciones Publicas	173.000.000
Venta de Otros Bienes y Servicios	173.000.000
Fuentes Financieras	**200.000.000**
Disminución de la Inversión Financiera	200.000.000
Disminución de Otros Activos Financieros	200.000.000
Disminución de Disponibilidades	200.000.000
Disminución de Bancos	200.000.000
TOTAL	**75.496.600.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**69.458.276.602**
Gastos de Consumo	57.270.478.035
Remuneraciones	44.407.812.405
Sueldos, Salarios y Otras Retribuciones	17.046.340.537
Beneficios y Complementos de Sueldos y Salarios	10.742.956.140
Aportes Patronales	3.150.454.128
Asistencia Socioeconómica	5.171.704.452
Otros Gastos de Personal	8.296.357.148
Bienes y Servicios	12.862.665.630
Bienes de Consumo	2.581.856.393
Servicios no Personales	10.280.809.237
Transferencias y Donaciones Corrientes	12.187.798.567
Al Sector Privado	12.187.798.567
Transferencias Corrientes al Sector Privado	12.187.798.567
Directas a Personas	12.187.798.567
Pensiones y Otros Beneficios Asociados	129.967.116
Jubilaciones y Otros Beneficios Asociados	4.697.658.300
Otras Transferencias Directas a Personas	7.360.173.151
Gastos de Capital	**2.802.100.000**
Inversión Real Directa	2.802.100.000
Formación Bruta de Capital Fijo	2.802.100.000
Maquinaria, Equipos y Otros Bienes Muebles	2.595.100.000
Construcciones de Bienes de Dominio Privado	207.000.000
Aplicaciones Financieras	**3.236.223.398**
Disminución de Pasivos	3.236.223.398
Disminución de Cuentas y Efectos por Pagar	3.236.223.398
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	200.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	100.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	50.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	50.000.000
Disminución de Otras Cuentas y Efectos por Pagar	3.036.223.398
Disminución de Obligaciones de Ejercicios Anteriores	3.036.223.398
TOTAL	**75.496.600.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Formación de Pregrado en Carreras Cortas	Alumno Atendido	745		3.877.535.716			3.877.535.716
02	Formación de Pregrado de Carreras Largas	Alumno Atendido	17.240		17.966.862.176			17.966.862.176
03	Formación de Postgrado	Alumno Atendido	1.439	173.000.000	583.197.792			756.197.792
04	Generación Divulgación y Aplicación del Conocimiento	Proyecto	137		3.256.089.471			3.256.089.471
05	Intercambio de Conocimiento con la Sociedad	Eventos y Visitas	100		1.858.683.452			1.858.683.452
06	Captación, Permanencia y Formación Integral del Estudiante	Alumno Atendidos	1.980		4.815.127.456			4.815.127.456
07	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Libros	1.000		999.300.852			999.300.852
10	Diversificación de las Modalidades de Estudio de Programas Existente-proyecto	Alumno Atendido	12		200.000.000			200.000.000
11	Fortalecimiento de Laboratorios y Talleres de Docencia de la UNEFM	Dotación	68		239.000.000			239.000.000
12	Equipamiento y Mantenimiento de Bienes Muebles Universitarios	Dotación	240		4.185.620.664			4.185.620.664
13	Mantenimiento de los Bienes Inmuebles Universitarios	Mantenimiento Realizado	16		4.847.573.472			4.847.573.472
14	Desarrollo de Proyectos de Planta Física Universitaria	Proyecto	10		96.000.000			96.000.000
17	Gestión y Fortalecimiento de las Tecnologías de Información y Comunicación en la UNEFM	Dotación	10.000		348.100.000			348.100.000
16	Movilidad e Intercambio Académico	Visitas/estudio	6		50.000.000			50.000.000
08	Plan de Desarrollo Institucional de Largo Plazo	Plan Presupuesto	1		75.000.000			75.000.000
09	Transformación Organizacional de la UNEFM	Talleres / Jornadas / Reuniones	20		60.384.071			60.384.071
15	Fortalecimiento y Ampliación de los Medios de Comunicación de la UNEFM	Dotación	2		350.000.000			350.000.000
	TOTAL			173.000.000	43.808.475.122			43.981.475.122

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		17.392.388.293			17.392.388.293
02	Gestión Administrativa		4.206.090.385			4.206.090.385
03	Previsión y Protección Social		8.651.306.676			8.651.306.676
06	Convenio	200.000.000	1.065.339.524			1.265.339.524
	TOTAL	200.000.000	31.315.124.878			31.515.124.878

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.113**	**15.248.709.816**
Directivo	179	3.575.398.896
Profesional y Técnico	230	3.131.607.696
Administrativo	215	1.765.796.484
Docente	343	5.994.418.752
Obrero	146	781.487.988
Personal Fijo a Tiempo Parcial	**95**	**689.636.472**
Directivo	2	24.031.008
Profesional y Técnico	9	78.787.308
Administrativo	5	27.875.880
Docente	79	558.942.276
Personal Contratado	**512**	**4.049.451.696**
Directivo	3	24.039.060
Profesional y Técnico	46	462.730.872
Administrativo	37	227.680.080
Docente	409	3.237.131.292
Obrero	17	97.870.392
TOTAL	**1.720**	**19.987.797.984**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**137**	**3.287.007.864**
Jubilado	124	3.144.158.328
Pensionado	13	142.849.536
Administrativo	**131**	**1.543.477.944**
Profesional y Técnico	63	991.452.132
Jubilado	54	927.422.436
Pensionado	9	64.029.696
Apoyo	68	552.025.812
Jubilado	59	502.641.732
Pensionado	9	49.384.080
Obrero	**27**	**160.884.564**
Jubilado	21	133.518.036
Pensionado	6	27.366.528
TOTAL	**295**	**4.991.370.372**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	44.407.812.405
4.02	Materiales, Suministros y Mercancías	2.581.856.393
4.03	Servicios no Personales	10.280.809.237
4.04	Activos Reales	2.802.100.000
4.07	Transferencias y Donaciones	12.187.798.567
4.11	Disminución de Pasivos	3.236.223.398
	TOTAL	**75.496.600.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**75.296.600.000**
Transferencias y Donaciones Corrientes	75.123.600.000
Del Sector Público	75.123.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	75.123.600.000
De la República	75.123.600.000
Recursos Ordinarios	75.123.600.000
Venta de Bienes y Servicios de las Administraciones Publicas	173.000.000
Venta de Otros Bienes y Servicios	173.000.000
B. Gastos Corrientes	**69.458.276.602**
Gastos de Consumo	57.270.478.035
Remuneraciones	44.407.812.405
Sueldos, Salarios y Otras Retribuciones	17.046.340.537
Beneficios y Complementos de Sueldos y Salarios	10.742.956.140
Aportes Patronales	3.150.454.128
Asistencia Socioeconómica	5.171.704.452
Otros Gastos de Personal	8.296.357.148
Bienes y Servicios	12.862.665.630
Bienes de Consumo	2.581.856.393
Servicios no Personales	10.280.809.237
Transferencias y Donaciones Corrientes	12.187.798.567
Al Sector Privado	12.187.798.567
Transferencias Corrientes al Sector Privado	12.187.798.567
Directas a Personas	12.187.798.567
Pensiones y Otros Beneficios Asociados	129.967.116
Jubilaciones y Otros Beneficios Asociados	4.697.658.300
Otras Transferencias Directas a Personas	7.360.173.151
C. Resultado Económico:Ahorro	**5.838.323.398**
II. Cuenta Capital	
A. Ingresos de Capital	**5.838.323.398**
Recursos Propios de Capital	5.838.323.398
Ahorro en la Cuenta Corriente	5.838.323.398

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**2.802.100.000**
Inversión Real Directa	2.802.100.000
Formación Bruta de Capital Fijo	2.802.100.000
Maquinaria, Equipos y Otros Bienes Muebles	2.595.100.000
Construcciones de Bienes de Dominio Privado	207.000.000
C. Resultado Financiero: Superávit	**3.036.223.398**
III. Cuenta Financiera	
A. Fuentes Financieras	**3.236.223.398**
Disminución de la Inversión Financiera	200.000.000
Disminución de Otros Activos Financieros	200.000.000
Disminución de Disponibilidades	200.000.000
Disminución de Bancos	200.000.000
Superávit Financiero	3.036.223.398
B. Aplicaciones Financieras	**3.236.223.398**
Disminución de Pasivos	3.236.223.398
Disminución de Cuentas y Efectos por Pagar	3.236.223.398
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	200.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	100.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	50.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	50.000.000
Disminución de Otras Cuentas y Efectos por Pagar	3.036.223.398
Disminución de Obligaciones de Ejercicios Anteriores	3.036.223.398

UNIVERSIDAD NACIONAL EXPERIMENTAL DEL YARACUY (UNEY)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Universidad Nacional Experimental del Yaracuy (UNEY) proseguirá con la misión irrenunciable de la formación integral del ser humano, mediante la conjunción armoniosa de las diversas aristas del conocimiento y con una orientación axiológica que le permite hacer énfasis en los aspectos éticos que servirán de base al desempeño profesional de sus egresados. Entiende también la UNEY que los saberes académicos no son los únicos saberes y que el ámbito universitario no tiene la exclusividad del ejercicio intelectual. En tal sentido, su misión incluye el diálogo con la sociedad, con las culturas tradicionales y con la experiencia que se deriva de prácticas sociales que a diario enriquecen y transforman el conocimiento.

La Institución trabaja actualmente con programas de pregrado y cursos de formación continua que seguirá impartiendo, en función de la pertinencia social y cultural de los mismos. Dentro de los cursos de extensión, el diplomado en Lengua y Tradición Cultural, representa en este momento la cumplida etapa preparatoria de un postgrado que se ofrecerá formalmente en el año 2006. Algunas líneas de investigación en el área del deporte y de la alimentación, avanzadas desde hace algún tiempo, nos permitirán dar comienzo a otros postgrados para satisfacer la demanda existente. Actualmente nuestra Universidad tiene egresados en dichas disciplinas, así como docentes que aspiran a una oferta pertinente de estudios de cuarto nivel que respondan de modo efectivo a sus búsquedas y orientaciones académicas.

También durante el año 2006 se fortalecerá la ejecución de proyectos de extensión dirigidos a elevar el nivel cultural, científico y social del área de influencia de la Universidad. En tal virtud, nuestro programa de Municipalización cobrará una mayor fuerza, como se evidencia de los proyectos presentados. Para la UNEY el estudio de nuestra realidad más cercana supone un intercambio permanente con la comunidad y sus diversos saberes. El programa de Municipalización da respuesta a ese principio de extensión, dentro de la línea nacional del desarrollo endógeno.

Para el ejercicio fiscal 2006 se le dará continuidad a los actuales proyectos y planes previstos en el área de enseñanza, procurando su mejoramiento, a través de un proceso de evaluación académica fundado en el principio de experimentalidad universitaria. Nuestro pregrado de Diseño Integral, que cuenta ya con las bases necesarias para su formal puesta en marcha en el año 2006 (plantel docente, infraestructura física, mecanismo amplio de selección de alumnos, etc.) representará una de las opciones más interesantes en el área del diseño en Venezuela, lo que nos obliga a velar por un arranque sólido, firme y con el menor número de limitaciones.

Los proyectos de investigación profundizarán el fomento, desarrollo y generación de nuevos conocimientos e innovaciones que permitan ampliar tanto la oferta académica como los productos y servicios especializados ofrecidos a la sociedad. Así, en el área del Deporte, la Alimentación y el Diseño se activarán nuevas líneas de investigación conectadas plenamente con la realidad del país.

La extensión universitaria continuará el desarrollo de la Escuela de Servicios Turísticos dentro del marco de un proyecto que incluye la puesta en funcionamiento del Centro de Estudios para la Hospitalidad y el Turismo (CEHOTUR), con el propósito de formar eficientes operarios con actitudes para llegar a ser puntales del turismo en nuestra región y en el país. Asimismo se proseguirán los cursos de Diseño, las actividades culturales en las áreas de cine, video, artes escénicas, artes auditivas, artes visuales, literatura, artesanía y folklore, mediante programaciones de alta calidad que harán especial énfasis en aspectos de carácter formativo. En el caso del cine, nuestro Cine-Club. En Construcción se plantea la creación de nuevas salas. Una de ellas en San Felipe (dentro del Museo Carmelo Fernández) y otra en Guama, para facilitarle a la comunidad el disfrute de una oferta cinematográfica de alta calidad, no disponible en las escasas carteleras comerciales. Por lo que se refiere a la literatura, en el año 2006, en cooperación con la Zona Educativa y la Secretaría de Educación del Estado Yaracuy, continuaremos desarrollando el proyecto. La lectura vuelve a casa, cuyo éxito actual nos obliga a robustecerlo como compromiso estelar de nuestro trabajo de extensión.

En relación a los proyectos académicos que merecerá especial atención de la UNEY destaca el correspondiente al tema de la Diversidad Cultural. Nuestra región ha sido escogida, junto con Caracas, como sede del VII Encuentro sobre Patrimonio Inmaterial de los Países Andinos, a celebrarse para finales de septiembre del año 2006. Igualmente, las jornadas sobre Diversidad Cultural que adelantan en el país el Ministerio de la Cultura y FUNDEF se realizarán el próximo año en el Estado Yaracuy y nuestra Universidad ha sido seleccionada como la coordinadora regional de esa actividad. Estos hechos revelan la importancia que nuestra Universidad le asigna al tema de la Diversidad Cultural y que la ubican como una de las instituciones académicas del país más en sintonía con la discusión académica que sobre el indicado tema que se está desarrollando hoy en día en el mundo. En tal proyecto confluyen actividades de extensión, de investigación, de docencia, así como la presencia de todas las instancias de creación con que cuenta la Universidad (LETRAUNEY, Centro de Investigaciones Gastronómicas, GUIA, CEHOTUR, Diseño Integral, etc.).

Por su pertinencia y necesidad, son proyectos prioritarios para el ejercicio fiscal 2006 los siguientes:

- La Municipalización con el propósito de darle materialidad y concreción al principio de pertinencia, nuestra Casa de Estudios profundizará su acercamiento a las comunidades, apoyando iniciativas de formación o estimulando la aparición de las mismas, sin sustituir a la comunidad en su rol protagónico.

- Las investigaciones sobre cocinas regionales venezolanas que realiza el Centro de Investigaciones Gastronómicas (Cig-Uney), no se limitará al Estado Yaracuy, pero tienen en éste su fuente más importante. Se le dará, en ese sentido, prosecución a las líneas de trabajo ya iniciadas. Continuará también el Cig-Uney realizando su trabajo de cooperación con otros organismos nacionales en la divulgación y promoción de la gastronomía venezolana dentro y fuera del país.

- Los trabajos de investigación y extensión de guía, en materia de Alimentación y Salud (inocuidad alimentaria y manipulación de alimentos).

- El desarrollo de los programas de investigación en el espacio académico de Ciencias del Deporte referidos a Filosofía del Deporte, Historia del Deporte, Sociología del Deporte, Gestión Deportiva, Derecho y Ética en el Deporte.

- La ampliación de la política editorial de la Universidad para fortalecer las colecciones existentes (Lengua y Tradición Cultural, Cocina, Cuadernos del Rectorado) y para crear otras, que respondan a las necesidades académicas, bajo criterios de libertad, pertinencia cultural, calidad literaria, interés científico e histórico, sin sujeción a prácticas tradicionales que suelen hacer de las publicaciones académicas un club de evaluadores y evaluados. Este plan incluye la continuidad de la novísima revista En Equilibrio y la publicación de la revista Azar Concurrente, así como de otras modalidades periódicas dirigidas a la difusión libre del trabajo académico y no a la arbitrada obtención (y exhibición) de credenciales. En fin, una línea editorial innovadora dentro del ámbito académico que no aspira entrar a ningún circuito ni erigirse en otro.

- La continuación de El Valor de Educar, como plan especial de formación docente integral para egresados de Ciencia y Cultura de la Alimentación y de Ciencias del Deporte y para docentes de dichos pregrados (y del pregrado de Diseño Integral), previo cumplimiento de las normas a aplicar en cada caso. Es un proyecto concebido para repensar y sustituir progresivamente los limitados mecanismos de selección y formación de personal académico, otorgándole mayor peso a la calidad de las capacidades que a su cuantificación en títulos.

- La puesta en marcha de un espacio académico común a todos nuestros pregrados bajo el nombre Comprensión de Venezuela, dirigido a indagar, analizar y entender nuestra cultura, mediante trabajos libres de investigación, docencia y extensión. Entiende la UNEY que no hay en este momento en el país una carencia mayor en las universidades nacionales que la de un pensamiento profundo sobre el país. Queremos en la UNEY retomar un viejo oficio de las universidades: Comprender a Venezuela.

- La aplicación de un plan de seguimiento del egresado. Para el año 2006 tendremos ya la segunda promoción de profesionales formados en la UNEY.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**13.874.674.867**
Transferencias y Donaciones Corrientes	13.582.200.000
Del Sector Público	13.582.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	13.582.200.000
De la República	13.582.200.000
Venta de Bienes y Servicios de las Administraciones Publicas	24.394.701
Venta de Servicios	24.394.701
Ingresos de Operación	268.080.166
Ingresos Financieros de Instituciones Financieras	268.080.166
Fuentes Financieras	**2.618.431.467**
Disminucion de la Inversion Financiera	2.618.431.467
Disminución de Otros Activos Financieros	2.618.431.467
Disminución de Disponibilidades	2.618.431.467
Disminución de Bancos	2.618.431.467
TOTAL	**16.493.106.334**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**14.979.417.834**
Gastos de Consumo	14.645.660.143
Remuneraciones	8.706.462.096
Sueldos, Salarios y Otras Retribuciones	3.853.266.706
Beneficios y Complementos de Sueldos y Salarios	2.076.501.723
Aportes Patronales	260.694.533
Prestaciones Sociales y Otras Indemnizaciones	698.713.199
Asistencia Socioeconómica	1.817.285.935
Bienes y Servicios	5.939.198.047
Bienes de Consumo	1.610.766.201
Servicios no Personales	4.328.431.846
Transferencias y Donaciones Corrientes	333.757.691
Al Sector Privado	333.757.691
Transferencias Corrientes al Sector Privado	203.757.691
Directas a Personas	143.757.691
Pensiones y Otros Beneficios Asociados	21.847.691
Otras Transferencias Directas a Personas	121.910.000
Otras Transferencias Corrientes Internas al Sector Privado	60.000.000
Donaciones Corrientes al Sector Privado	130.000.000
Donaciones a Personas	130.000.000
Gastos de Capital	**889.688.500**
Inversion Real Directa	889.688.500
Formación Bruta de Capital Fijo	889.688.500
Maquinaria, Equipos y Otros Bienes Muebles	889.688.500
Aplicaciones Financieras	**624.000.000**
Disminucion de Pasivos	624.000.000
Disminución de Cuentas y Efectos por Pagar	609.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	576.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	576.000.000
Disminución de Otras Cuentas y Efectos por Pagar	33.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	33.000.000
Disminución de Otros Pasivos	15.000.000
Disminución de Provisiones y Reservas Técnicas	15.000.000
Disminución de Provisiones	15.000.000
Disminución de Provisiones Para Beneficios Sociales	15.000.000
TOTAL	**16.493.106.334**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Pr2	Formación de Pregrado en Carreras Largas	Alumno Atendido	1.597	603.910.277	3.816.481.486			4.420.391.763
Pr3	Formación en Postgrado	Proyecto	3	39.513.072	147.626.928			187.140.000
Pr4	Generacion, Divulgacion y Aplicacion del Conocimiento	Proyecto	23	152.285.000	463.041.275			615.326.275
Pr5	Intercambio del Conocimiento con la Sociedad	Taller / Curso	92	427.374.920	1.763.578.868			2.190.953.788
Pr6	Captación, Permanencia y Formación Integral del Estudiante	Alumno	4.423	315.526.195	1.430.637.798			1.746.163.993
Pr7	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Usuario Atendido	40.080	125.261.984	160.848.321			286.110.305
Pr8	La Municipalización de la UNEY Como Factor de Inclusión Social Para el Desarrollo Sustentable	Convenio	2	12.894.210	26.955.790			39.850.000
Pr9	La UNEY: Bastion de Apoyo de las Misiones Educativas	Ayuda	77	25.484.690	60.615.310			86.100.000
Pr10	Radio Universitaria UNEY Plataforma Para la Emancipación Social	Radio	1	37.663.920	4.336.080			42.000.000
Pr11	Conocer lo que Somos, la Diversidad Cultural Frente al Proceso de Globalización	Proyecto	1	12.321.855	40.578.145			52.900.000
	TOTAL			1.752.236.123	7.914.700.001			9.666.936.124

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.723.768.452			2.723.768.452
02	Gestión Administrativa	534.670.211	2.921.883.856			3.456.554.067
03	Previsión y Protección Social		21.847.691			21.847.691
06	Asignación y Control de los Recursos para el Servicio de la Deuda Pública Institucional	624.000.000				624.000.000
	TOTAL	1.158.670.211	5.667.499.999			6.826.170.210

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**78**	**1.159.988.741**
Directivo	19	426.748.235
Profesional y Técnico	24	301.220.279
Administrativo	4	28.579.738
Docente	23	353.889.001
Obrero	8	49.551.488
Personal Fijo a Tiempo Parcial	**4**	**37.463.789**
Docente	4	37.463.789
Personal Contratado	**155**	**2.368.970.361**
Directivo	7	164.404.310
Profesional y Técnico	33	526.839.905
Administrativo	2	21.749.658
Docente	103	1.604.447.243
Obrero	10	51.529.245
TOTAL	**237**	**3.566.422.891**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**1**	**10.462.302**
Pensionado	1	10.462.302
TOTAL	**1**	**10.462.302**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	8.706.462.096
4.02	Materiales, Suministros y Mercancías	1.610.766.201
4.03	Servicios no Personales	4.328.431.846
4.04	Activos Reales	889.688.500
4.07	Transferencias	333.757.691
4.11	Disminución de Pasivos	624.000.000
	TOTAL	**16.493.106.334**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**13.874.674.867**
Transferencias y Donaciones Corrientes	13.582.200.000
Del Sector Público	13.582.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	13.582.200.000
De la República	13.582.200.000
Recursos Ordinarios	13.582.200.000
Venta de Bienes y Servicios de las Administraciones Publicas	24.394.701
Venta de Servicios	24.394.701
Ingresos de Operación	268.080.166
Ingresos Financieros de Instituciones Financieras	268.080.166
B. Gastos Corrientes	**14.979.417.834**
Gastos de Consumo	14.645.660.143
Remuneraciones	8.706.462.096
Sueldos, Salarios y Otras Retribuciones	3.853.266.706
Beneficios y Complementos de Sueldos y Salarios	2.076.501.723
Aportes Patronales	260.694.533
Prestaciones Sociales y Otras Indemnizaciones	698.713.199
Asistencia Socioeconómica	1.817.285.935
Bienes y Servicios	5.939.198.047
Bienes de Consumo	1.610.766.201
Servicios no Personales	4.328.431.846
Transferencias y Donaciones Corrientes	333.757.691
Al Sector Privado	333.757.691
Transferencias Corrientes al Sector Privado	203.757.691
Directas a Personas	143.757.691
Pensiones y Otros Beneficios Asociados	21.847.691
Otras Transferencias Directas a Personas	121.910.000
Otras Transferencias Corrientes Internas al Sector Privado	60.000.000
Donaciones Corrientes al Sector Privado	130.000.000
Donaciones a Personas	130.000.000
C. Resultado Económico:Desahorro	**(1.104.742.967)**
II. Cuenta Capital	
A. Ingresos de Capital	**(1.104.742.967)**
Recursos Propios de Capital	(1.104.742.967)
Desahorro en la Cuenta Corriente	(1.104.742.967)
B. Gastos de Capital	**889.688.500**
Inversion Real Directa	889.688.500
Formación Bruta de Capital Fijo	889.688.500
Maquinaria, Equipos y Otros Bienes Muebles	889.688.500
C. Resultado Financiero:Déficit	**(1.994.431.467)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**2.618.431.467**
Disminucion de la Inversion Financiera	2.618.431.467
Disminución de Otros Activos Financieros	2.618.431.467
Disminución de Disponibilidades	2.618.431.467
Disminución de Bancos	2.618.431.467
B. Aplicaciones Financieras	**2.618.431.467**
Disminucion de Pasivos	624.000.000
Disminución de Cuentas y Efectos por Pagar	609.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	576.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	576.000.000
Disminución de Otras Cuentas y Efectos por Pagar	33.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	33.000.000
Disminución de Otros Pasivos	15.000.000
Disminución de Provisiones y Reservas Técnicas	15.000.000
Disminución de Provisiones	15.000.000
Disminución de Provisiones Para Beneficios Sociales	15.000.000
Resultado Financiero: Déficit	1.994.431.467

A0196

Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)

UNIVERSIDAD NACIONAL EXPERIMENTAL POLITÉCNICA DE LA FUERZA ARMADA NACIONAL (UNEFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional es una institución con estructura dinámica para formar profesionales en forma integral a nivel de pregrado y/o postgrado en el subsistema de educación superior con planes de estudio dentro de un régimen especial, en la investigación, tanto básica como aplicada, el desarrollo tecnológico, la extensión y la administración educativa, con el fin de apoyar al desarrollo de la Fuerza Armada Nacional y del país.

Entre sus objetivos fundamentales está ser una Universidad de calidad educativa y acreditada, ejemplo de gestión académico/administrativa a nivel nacional, con reconocimiento y posicionamiento Internacional.

El 03 de febrero de 1.974, según Decreto Presidencial N° 1.587, se creó el Instituto Universitario Politécnico de la Fuerza Armada Nacional, Institución perteneciente al Ministerio de la Defensa, cuya misión era la de formar profesionales en el ámbito del Pre-grado y Post-grado, en las ramas de la ciencia y la tecnología.

Posteriormente, en fecha 26 de Abril de 1999, según Decreto N° 115 de la Presidencia de la República, se crea la Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional, Institución adscrita a los Ministerios de la Defensa y de Educación, Cultura y Deportes, siguiendo lo previsto en la Resolución N° 28 del 05 de Octubre de 1998, sancionada por el Consejo Nacional de Universidades (CNU).

Política y Estrategias

- Participar como elemento de aporte en los planes de Seguridad Nacional y Estado.
- Colaborar en el desarrollo y planificación de la formación intelectual, científica y tecnológica de la Fuerza Armada.
- Asesorar a los componentes de la Fuerza Armada en el desarrollo de proyectos factibles para el buen funcionamiento de dichos componentes.
- Mantener una relación integral con el Ministerio de la Defensa; con el Ministerio de Educación y Deporte; con el Consejo Nacional de Universidades y con la Oficina de Planificación del Sector Universitario.
- Ser una Universidad con dimensiones distintas a sistemas burocráticos, donde se de apoyo al mejoramiento continuo de la formación académica y proyectos de investigaciones y desarrollo sean cada vez mas consolidados.
- Mayor proyección de los egresados UNEFISTAS y sus alcances profesionales y por consiguiente en los planes de desarrollo que realizan estos como proyectos factibles al sector Institucional y productivo.
- Profundizar las relaciones académicas de la UNEFA en el Exterior.
- Desarrollar programas en equipos con el sector productivo a nivel Regional y Nacional.
- Ser un organismo consultor técnico, donde pueda participar en las diferentes áreas sociales, productivas, tecnológicas y científicas, generando capital intelectual.

- Implementar la participación de los docentes, investigadores, extensionistas y alumnado en lo referente a desarrollo del capital intelectual.
- Evaluar y actualizar el diseño curricular de estudio y los procesos de formación docente.
- Estar presente en todos los escenarios y actividades del valor humanístico.
- Desarrollar un crecimiento sostenido a nivel corporativo de la Universidad.

Vinculación del POAI con el Plan de Desarrollo y Plan Estratégico de la FAN

La vinculación que existe entre, el Plan de Desarrollo y el Plan Estratégico de las FAN y la Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional, se rige por lo establecido en el Objetivo General N° 7 del Dossier publicado por el Ministerio de la Defensa (2001) que nos señala, se deben gerenciar eficientemente la administración de recursos humanos, materiales y financieros de las Fundaciones, Institutos Autónomos, Sociedades y Compañías Anónimas, Servicios Autónomos y Asociaciones Civiles adscritas al Sector Defensa, a fin de garantizar el cumplimiento del propósito y razón social para la cual fueron creados y se constituyan en soporte de la eficiencia gestión de la Fuerza Armada Nacional.

Por medio de este objetivo general se pone de manifiesto que la Universidad está orientada a continuar el desarrollo de estudios avanzados en la Ciencias y la Tecnología, para lograr profesionales universitarios de una altísima calidad, en función de las necesidades de la Fuerza Armada Nacional, especialmente en aquellas áreas donde existe interés compartidos del Sector Defensa con otros Sectores de la Administración Pública y Privada. Es de esta forma en que la Institución contribuye y se inserta dentro de los objetivos de la Fuerza Armada Nacional.

Las variaciones fundamentales entre el Presupuesto 2006 y el estimado del último año a nivel de programas y partidas obedecen principalmente al proceso de consolidación de la Universidad, esto implica que se deban atender objetivos a corto y mediano plazo en ese marco donde la Educación Superior es un lineamiento estratégico del Estado Venezolano.

Actualmente, esta Casa de Estudios atraviesa un proceso de expansión y renovación curricular, en cuanto al crecimiento en infraestructura y matrícula, al pasar de los núcleos tradicionales de Caracas, Maracay y Puerto Cabello a las siguientes sedes o extensiones como lo son: Anzoátegui (San Tomé), Aragua (Cagua y San Casimiro), Lara, Sucre (Cumaná y Carúpano), Táchira, Zulia, Yaracuy (San Felipe, Nirgua y Chivacoa), Portuguesa (Turén), Carabobo (Valencia y Bejuma), Guacara, Amazonas, Vargas, Miranda (Los Teques), Cojedes (Tinaquillo), Falcón, Portuguesa (Guanare), Puerto Ayacucho, San Fernando de Apure, Santa Teresa del Tuy y Santa Elena de Uairen.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**65.717.286.000**
Transferencias y Donaciones Corrientes	64.572.286.000
Del Sector Público	64.572.286.000
Transferencias Corrientes Internas Recibidas del Sector Público	63.772.286.000
De la República	63.772.286.000
Donaciones Corrientes Internas Recibidas del Sector Público	800.000.000
Del Poder Estadal	800.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	1.025.000.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Venta de Bienes	400.000.000
Venta de Servicios	625.000.000
Rentas de la Propiedad	120.000.000
Intereses	120.000.000
Intereses Internos	120.000.000
Intereses por Depósitos	120.000.000
Ingresos de Capital	**900.000.000**
Recursos Propios de Capital	900.000.000
Incremento de la Depreciación y Amortización Acumuladas	900.000.000
Fuentes Financieras	**7.992.472.606**
Disminución de la Inversion Financiera	6.957.272.606
Disminución de Otros Activos Financieros	6.957.272.606
Disminución de Disponibilidades	6.957.272.606
Disminución de Bancos	6.957.272.606
Incremento de Pasivos	1.035.200.000
Incremento de Cuentas y Efectos por Pagar	1.035.200.000
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	485.200.000
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	485.200.000
Incremento de Cuentas y Efectos por Pagar a Mediano y Largo Plazo	550.000.000
Incremento de Efectos por Pagar a Proveedores a Mediano y Largo Plazo	550.000.000
TOTAL	**74.609.758.606**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**67.888.929.094**
Gastos de Consumo	64.460.758.888
Remuneraciones	49.039.518.339
Sueldos, Salarios y Otras Retribuciones	23.417.520.378
Beneficios y Complementos de Sueldos y Salarios	19.048.337.983
Aportes Patronales	2.132.549.430
Prestaciones Sociales y Otras Indemnizaciones	3.015.730.098
Asistencia Socioeconómica	1.271.119.886
Otros Gastos de Personal	154.260.564
Bienes y Servicios	14.521.240.549
Bienes de Consumo	6.193.652.108
Servicios no Personales	8.327.588.441
Depreciación y Amortización	900.000.000
Transferencias y Donaciones Corrientes	3.428.170.206
Al Sector Privado	3.428.170.206
Transferencias Corrientes al Sector Privado	3.428.170.206
Directas a Personas	3.382.240.206
Pensiones y Otros Beneficios Asociados	31.119.414
Jubilaciones y Otros Beneficios Asociados	1.062.220.792

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Otras Transferencias Directas a Personas	2.288.900.000
A Instituciones sin Fines de Lucro	45.930.000
Gastos de Capital	**5.728.356.906**
Inversion Real Directa	5.728.356.906
Formación Bruta de Capital Fijo	5.614.215.250
Edificios e Instalaciones	1.062.000.000
Maquinaria, Equipos y Otros Bienes Muebles	3.914.367.482
Bienes Preexistentes	260.030.964
Construcciones de Bienes de Dominio Privado	377.816.804
Bienes Intangibles	114.141.656
Aplicaciones Financieras	**992.472.606**
Disminución de Pasivos	992.472.606
Disminución de Cuentas y Efectos por Pagar	552.472.606
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	552.472.606
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	552.472.606
Disminución de Otros Pasivos	440.000.000
Disminución de Provisiones y Reservas Técnicas	440.000.000
Disminución de Provisiones	440.000.000
Disminución de Provisiones Para Despidos	440.000.000
TOTAL	**74.609.758.606**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Pr1	Formación de Pregrado en Carreras Cortas.	Alumno Atendido	1.217	1.954.382.121	7.495.436.084		400.000.000	9.849.818.205
Pr2	Formación de Pregrado en Carreras Largas.	Alumno Atendido	17.509	5.176.362.091	20.292.089.117		400.000.000	25.868.451.208
Pr3	Formación de Postgrado.	Alumno Atendido	2.615	1.091.229.000	6.833.799.347			7.925.028.347
Pr4	Generación, Divulgación y Aplicación del Conocimiento.	Alumno Atendido	21	120.946.984	919.870.436			1.040.817.420
Pr5	Intercambio del Conocimiento con la Sociedad.	Alumno Atendido	84	180.018.621	1.606.305.832			1.786.324.453
Pr6	Captación, Permanencia y Formación Integral del Estudiante.	Alumno Atendido	110.689	647.467.671	5.777.352.850			6.424.820.521
Pr7	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística.	Equipo	687	199.483.418	1.779.990.175			1.979.473.593
Pr8	Desarrollo de la Infraestructura y Fortalecimiento Institucional	Alumno	33	667.582.700	2.532.252.855			3.199.835.555
	TOTAL			10.037.472.606	47.237.096.696		800.000.000	58.074.569.302

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.054.403.033			6.054.403.033
02	Gestión Administrativa		9.341.516.065			9.341.516.065
03	Previsión y Protección Social		1.139.270.206			1.139.270.206
	TOTAL		16.535.189.304			16.535.189.304

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.565**	**18.343.677.247**
Profesional y Técnico	356	4.427.188.434
Administrativo	327	2.434.857.604
Docente	594	9.407.218.065
Obrero	288	2.074.413.144
Personal Fijo a Tiempo Parcial	**1**	**5.740.044**
Docente	1	5.740.044
Personal Contratado	**489**	**4.555.428.179**
Administrativo	7	114.021.560
Docente	482	4.441.406.619
TOTAL	**2.055**	**22.904.845.470**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Docente	**20**	**377.885.815**
Jubilado	18	355.680.900
Pensionado	2	22.204.915
Administrativo	**20**	**165.473.902**
Profesional y Técnico	8	101.399.172
Jubilado	8	101.399.172
Apoyo	12	64.074.730
Jubilado	12	64.074.730
Obrero	**23**	**97.950.279**
Jubilado	22	95.548.383
Pensionado	1	2.401.896
TOTAL	**63**	**641.309.996**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	49.039.518.339
4.02	Materiales, Suministros y Mercancías	6.193.652.108
4.03	Servicios no Personales	8.327.588.441
4.04	Activos Reales	5.728.356.906
4.07	Transferencias y Donaciones	3.428.170.206
4.08	Otros Gastos	900.000.000
4.11	Disminución de Pasivos	992.472.606
	TOTAL	**74.609.758.606**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**65.717.286.000**
Transferencias y Donaciones Corrientes	64.572.286.000
Del Sector Público	64.572.286.000
Transferencias Corrientes Internas Recibidas del Sector Público	63.772.286.000
De la República	63.772.286.000
Aporte del Ministerio de Educación Superior	28.772.286.000
Recursos Ordinarios	28.772.286.000
Aporte del Ministerio de la Defensa	35.000.000.000
Recursos Ordinarios	35.000.000.000
Donaciones Corrientes Internas Recibidas del Sector Público	800.000.000
Del Poder Estadal	800.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	1.025.000.000
Venta de Bienes	400.000.000
Venta de Servicios	625.000.000
Rentas de la Propiedad	120.000.000
Intereses	120.000.000
Intereses Internos	120.000.000
Intereses por Depósitos	120.000.000
B. Gastos Corrientes	**67.888.929.094**
Gastos de Consumo	64.460.758.888
Remuneraciones	49.039.518.339
Sueldos, Salarios y Otras Retribuciones	23.417.520.378
Beneficios y Complementos de Sueldos y Salarios	19.048.337.983
Aportes Patronales	2.132.549.430
Prestaciones Sociales y Otras Indemnizaciones	3.015.730.098
Asistencia Socioeconómica	1.271.119.886
Otros Gastos de Personal	154.260.564
Bienes y Servicios	14.521.240.549
Bienes de Consumo	6.193.652.108
Servicios no Personales	8.327.588.441
Depreciación y Amortización	900.000.000
Transferencias y Donaciones Corrientes	3.428.170.206
Al Sector Privado	3.428.170.206
Transferencias Corrientes al Sector Privado	3.428.170.206
Directas a Personas	3.382.240.206
Pensiones y Otros Beneficios Asociados	31.119.414
Jubilaciones y Otros Beneficios Asociados	1.062.220.792
Otras Transferencias Directas a Personas	2.288.900.000
A Instituciones sin Fines de Lucro	45.930.000
C. Resultado Económico: Desahorro	**(2.171.643.094)**
II. Cuenta Capital	
A. Ingresos de Capital	**(1.271.643.094)**
Recursos Propios de Capital	(1.271.643.094)
Desahorro	(2.171.643.094)
Incremento de la Depreciación y Amortización Acumuladas	900.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**5.728.356.906**
Inversion Real Directa	5.728.356.906
Formación Bruta de Capital Fijo	5.614.215.250
Edificios e Instalaciones	1.062.000.000
Maquinaria, Equipos y Otros Bienes Muebles	3.914.367.482
Bienes Preexistentes	260.030.964
Construcciones de Bienes de Dominio Privado	377.816.804
Bienes Intangibles	114.141.656
C. Resultado Financiero: Déficit	**(7.000.000.000)**
III. Cuenta Financiera	
A. Fuentes Financieras	**7.992.472.606**
Disminución de la Inversion Financiera	6.957.272.606
Disminución de Otros Activos Financieros	6.957.272.606
Disminución de Disponibilidades	6.957.272.606
Disminución de Bancos	6.957.272.606
Incremento de Pasivos	1.035.200.000
Incremento de Cuentas y Efectos por Pagar	1.035.200.000
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	485.200.000
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	485.200.000
Incremento de Cuentas y Efectos por Pagar a Mediano y 'largo Plazo	550.000.000
Incremento de Efectos por Pagar a Proveedores a Mediano y Largo Plazo	550.000.000
B. Aplicaciones Financieras	**7.992.472.606**
Disminución de Pasivos	992.472.606
Disminución de Cuentas y Efectos por Pagar	552.472.606
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	552.472.606
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	552.472.606
Disminución de Otros Pasivos	440.000.000
Disminución de Provisiones y Reservas Técnicas	440.000.000
Disminución de Provisiones	440.000.000
Disminución de Provisiones Para Despidos	440.000.000
Resultado Financiero: Déficit	7.000.000.000

A0208

Universidad Nacional Experimental Sur del Lago
"Jesús María Semprúm" (UNESUR)

UNIVERSIDAD NACIONAL EXPERIMENTAL SUR DEL LAGO "JESÚS MARÍA SEMPRÚM" (UNESUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Universidad Sur del Lago, "Jesús Maria Semprúm", (U.N.E.S.U.R) es una Institución de intereses éticos y sociales, cuyo fin es la formación de profesionales en diferentes niveles con criterios de alta calidad y excelencia y la interacción con la comunidad contribuyendo de esta manera al pleno desarrollo de los individuos y el mayor bienestar para la sociedad en función de sus valores trascendentales y sus necesidades.

La Misión es hacer de la UNESUR., la primera Institución académica, de investigación y asesoramiento dentro del sector agropecuario nacional, poseedora de una estructura con programas lo suficientemente flexibles, objetos de constante evaluación y transformación, reconocida como prestadora de un servicio público que satisfaga los requerimientos de nuestros usuarios, y que sirva como base para la instalación de los paradigmas institucionales establecidos por el nuevo modelo de universidad venezolana de calidad con equidad.

Objetivos Estratégicos

- Fomentar el desarrollo del conocimiento y estimular la creatividad humana, como elementos esenciales básicos en el avance de los pueblos. Visualizando el conocimiento como una ventaja competitiva transmisible a través de la docencia y la extensión.

- Desarrollar planes de oferta Institucional que garanticen la pertinencia social e interna tomando como referencia las potencialidades existentes en la región para la producción de bienes y servicios competitivos como medios que fortalezcan las funciones de investigación, docencia y extensión.

- Conducir el proceso formativo de profesionales hábiles y útiles, con criterios de alta calidad y excelencia, capaz para ser insertado en un entorno competitivo, globalizado, integrado, regionalizado y en proceso acelerado de transformación, con base en resultados de una educación con calidad científica e interactiva y pertinencia social.

- Establecer vínculos de colaboración con el sector productivo y propiciar nuevas posibilidades de desarrollo económico y social en la región y el país.

La Universidad, desarrollará proyectos y actividades en docencia, investigación y extensión, tendentes a contribuir con el gran propósito de transformación social y nacional dirigido por el Ministerio de Educación Superior, mediante la formación de profesionales que participen en la producción de conocimiento y soluciones que garanticen el bien social y despierte su sensibilidad con los problemas de la universidad y la sociedad venezolana; además de capacitar a las comunidades para la construcción de redes regionales de cooperación, con espacios para el dialogo y estrategia, que contribuye en crear una cultura de cooperación solidaria, articulando recursos y proyectos que pueden ayudar a fortalecerlas y a contribuir con el desarrollo nacional, regional y local no dependiente de una economía petrolera, y por el contrario alcanzar riquezas con un alto valor social, productivo e innovador, y de esta manera combatir la pobreza y el desempleo.

En nuestra institución para fortalecer la actividad de educación con la comunidad, como eje principal de la acción social se va enfatizar valor con solidaridad, responsabilidad, participación, compromiso social, la empatía, cooperación, sensibilidad social y respeto. También es necesario establecer mecanismo de coordinación, información y evaluación de las actividades docentes, de investigación y extensión donde se determinen diagnósticos de las necesidades de la región, para elaborar programas integrales, donde nuestros estudiantes realicen sus proyectos para posibles soluciones a los problemas identificados.

UNESUR para fortalecer la actividad de educación con la comunidad, ha ideado un Plan Operativo Anual 2006, que constituye un proceso gerencial para invertir recursos en objetivos que permitan a nuestra institución dirigir sus logros futuros de manera coherente dando la oportunidad de fortalecemos y luego disminuir las debilidades que desde nuestro entorno nos perjudica.

La Universidad para el año fiscal 2006, aplicará diversas políticas de servicios entre ellas las más resaltantes son las siguientes

Proyecto de Enseñanza.

La Institución ha estimado impartir el proceso de enseñanza a una matrícula de pregrado comprendida por 263 estudiantes en la carrera de Técnico Superior Universitario en: Producción Agropecuaria, 902 estudiantes en la carrera Técnico Superior Universitario en Administración, 1880 estudiantes en la carrera de Lic. en Administración de Empresas Agropecuarias, 715 estudiantes en la carrera de Ingeniería de la Producción Agropecuaria, además de 20 profesionales que cursan estudios de Doctorado en la Institución por medio de Convenio Institucional acordado con la Universidad del Zulia, y 40 profesionales que cursan estudios de Doctorado mediante el convenio de Alma Mater.

Gastos Generales.

Existen disposiciones del Ejecutivo Nacional que obligan a los entes públicos a tomar medidas tendentes a la racionalización del uso de la energía eléctrica. Se debe elaborar un reglamento al respecto y realizar evaluaciones periódicas sobre los controles aplicados, así como también campañas educativas.

Recursos Humanos.

Contempla la incorporación de Personal Docente y Administrativo, para cubrir la necesidad de servicio más profesionales al servicio de las Misiones Nacionales en la zona producto de ajustes logrados en la nómina del 2005.

Servicios de Transporte.

El servicio que presta la institución a los estudiantes y la comunidad integrada en Misiones Nacionales, en materia de transporte para el tratado de sus residencias y a los eventos curriculares y extracurriculares dispone de 13 rutas urbanas y extra urbana, cuyo costo aproximado en combustible alcanza Bs. 50.000.000,00 anual, sumando a ello un gasto de mantenimiento por Bs. 655.933.568,00 y reparaciones mayores en Bs. 102.000.000,00

Servicios Médicos.

La institución cuenta con una unidad médico asistencial, conformada por 2 médicos, 1 psicólogo y 2 enfermeras prestando servicios en medicina general, odontología y ginecología, además de un convenio institucional con la misión barrio adentro en el área de odontología, sufragando los gastos de estadía, y servicios básicos de los Doctores adscritos a este programa. el horario comprende desde lunes a viernes entre las 8am y 11pm, Esta unidad aporta todo los medicamentos y consumibles propios de dicha actividad, alcanzo un estimado de Bs. 88.848.791,00.

Servicios de Comedor.

La Institución prevé incorporar el servicio del comedor universitario desde el 01-01-06, dado el bajo nivel económico de la mayoría de los estudiantes, resaltando que las instalaciones fueron producto de 'una modificación a una obra de cafetín, ejecutada en el año 2005, para el convencimiento de este servicio se estimaron la cantidad de Bs. 827.353.340,00.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**23.689.700.000**
Transferencias y Donaciones Corrientes	22.781.700.000
Del Sector Público	22.781.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	22.781.700.000
De la República	22.781.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	596.000.000
Venta de Bienes	510.000.000
Venta de Servicios	86.000.000
Rentas de la Propiedad	312.000.000
Intereses	300.000.000
Intereses Internos	300.000.000
Intereses por Depósitos	300.000.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	12.000.000
Alquileres	12.000.000
Fuentes Financieras	**2.000.000.000**
Disminución de la Inversión Financiera	2.000.000.000
Disminución de Otros Activos Financieros	2.000.000.000
Disminución de Disponibilidades	2.000.000.000
Disminución de Bancos	2.000.000.000
TOTAL	**25.689.700.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**23.395.449.665**
Gastos de Consumo	22.555.989.665
Remuneraciones	16.176.675.383
Sueldos, Salarios y Otras Retribuciones	5.967.166.629
Beneficios y Complementos de Sueldos y Salarios	5.657.990.504
Aportes Patronales	2.673.094.255
Prestaciones Sociales y Otras Indemnizaciones	1.878.423.995
Bienes y Servicios	5.494.928.256
Bienes de Consumo	1.926.241.425
Servicios no Personales	3.568.686.831
Impuestos Indirectos	884.386.026
Transferencias y Donaciones Corrientes	839.460.000
Al Sector Privado	839.460.000
Transferencias Corrientes al Sector Privado	754.460.000
Directas a Personas	14.460.000
Otras Transferencias Directas a Personas	14.460.000
A Instituciones sin Fines de Lucro	140.000.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Otras Transferencias Corrientes Internas al Sector Privado	600.000.000
Donaciones Corrientes al Sector Privado	85.000.000
Donaciones a Personas	85.000.000
Gastos de Capital	**2.294.250.335**
Inversión Real Directa	2.294.250.335
Formación Bruta de Capital Fijo	2.140.625.335
Maquinaria, Equipos y Otros Bienes Muebles	1.840.625.335
Construcciones de Bienes de Dominio Privado	300.000.000
Bienes Intangibles	153.625.000
TOTAL	**25.689.700.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0208-1	Formación de Pregrado en Carreras Cortas	Alumno Atendido	800	36.467.867	2.940.830.655			2.977.298.522
0208-2	Formación de Pregrado en Carreras Largas	Alumno Atendido	2.960	204.107.734	5.792.885.905			5.996.993.639
0208-4	Generación Divulgación y Aplicación del Conocimiento	Proyecto y Accione Ejecutado	35	396.202.691	682.334.494			1.078.537.185
0208-3	Formación de Post Grado	Alumno Atendido	40	13.500.000	18.959.035			32.459.035
0208-5	Intercambio del Conocimiento con la Sociedad	Taller / Jornada / Reunión	94	78.291.400	1.991.516.673			2.069.808.073
0208-6	Capacitación, Permanencia y Formación Integral del Estudiante	Beca	1.390	116.800.000	3.793.016.061			3.909.816.061
0208-7	Fortalecimiento y Desarrollo de la Gestión Humanística y Tecnológica	Población Atendida	4.000	714.707.804	1.252.766.892			1.967.474.696
	TOTAL			1.560.077.496	16.472.309.715			18.032.387.211

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.528.346.132			4.528.346.132
02	Gestión Administrativa	1.347.922.504	1.781.044.153			3.128.966.657
	TOTAL	1.347.922.504	6.309.390.285			7.657.312.789

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**341**	**3.977.071.817**
Directivo	1	50.493.305
Profesional y Técnico	96	1.551.278.643
Administrativo	57	405.343.428
Docente	88	1.365.274.223
Obrero	99	604.682.218
Personal Contratado	**330**	**1.954.094.812**
Profesional y Técnico	30	412.889.528
Administrativo	8	61.104.473
Docente	259	1.244.289.435
Obrero	33	235.811.376
TOTAL	**671**	**5.931.166.629**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	16.176.675.383
4.02	Materiales, Suministros y Mercancías	1.926.241.425
4.03	Servicios no Personales	4.453.072.857
4.04	Activos Reales	2.294.250.335
4.07	Transferencias	839.460.000
	TOTAL	**25.689.700.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**23.689.700.000**
Transferencias y Donaciones Corrientes	22.781.700.000
Del Sector Público	22.781.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	22.781.700.000
De la República	22.781.700.000
Recursos Ordinarios	22.781.700.000
Venta de Bienes y Servicios de las Administraciones Publicas	596.000.000
Venta de Bienes	510.000.000
Venta de Servicios	86.000.000
Rentas de la Propiedad	312.000.000
Intereses	300.000.000
Intereses Internos	300.000.000
Intereses por Depósitos	300.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	12.000.000
Alquileres	12.000.000
B. Gastos Corrientes	**23.395.449.665**
Remuneraciones	16.176.675.383
Sueldos, Salarios y Otras Retribuciones	5.967.166.629
Beneficios y Complementos de Sueldos y Salarios	5.657.990.504
Aportes Patronales	2.673.094.255
Prestaciones Sociales y Otras Indemnizaciones	1.878.423.995
Bienes y Servicios	5.494.928.256
Bienes de Consumo	1.926.241.425
Servicios no Personales	3.568.686.831
Impuestos Indirectos	884.386.026
Transferencias y Donaciones Corrientes	839.460.000
Al Sector Privado	839.460.000
Transferencias Corrientes al Sector Privado	754.460.000
Directas a Personas	14.460.000
Otras Transferencias Directas a Personas	14.460.000
A Instituciones sin Fines de Lucro	140.000.000
Otras Transferencias Corrientes Internas al Sector Privado	600.000.000
Donaciones Corrientes al Sector Privado	85.000.000
Donaciones a Personas	85.000.000
C. Resultado Económico: Ahorro	**294.250.335**
II. Cuenta Capital	
A. Ingresos de Capital	**294.250.335**
Recursos Propios de Capital	294.250.335
Ahorro en la Cuenta Corriente	294.250.335
B. Gastos de Capital	**2.294.250.335**
Inversión Real Directa	2.294.250.335
Formación Bruta de Capital Fijo	2.140.625.335
Maquinaria, Equipos y Otros Bienes Muebles	1.840.625.335
Construcciones de Bienes de Dominio Privado	300.000.000
Bienes Intangibles	153.625.000
C. Resultado Financiero: Superávit/(Déficit)	**(2.000.000.000)**
III. Cuenta Financiera	
A. Fuentes Financieras	**2.000.000.000**
Disminución de la Inversión Financiera	2.000.000.000
Disminución de Otros Activos Financieros	2.000.000.000
Disminución de Disponibilidades	2.000.000.000
Disminución de Bancos	2.000.000.000
B. Aplicaciones Financieras	**2.000.000.000**
Resultado Financiero: Déficit	2.000.000.000

A0307
Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES)

FUNDACIÓN PARA EL SERVICIO DE ASISTENCIA MÉDICA HOSPITALARIA PARA ESTUDIANTES DE EDUCACIÓN SUPERIOR (FAMES)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (FAMES), es una institución del Estado Venezolano que tiene como misión, la promoción y organización de los servicios médicos hospitalarios y talleres de formación de facilitadores en salud sexual y reproductiva, dirigidos a los estudiantes de educación superior del sector oficial, inscritos en una primera carrera de pregrado, con el fin de evitar su deserción del subsistema por causas médicas susceptibles de ser corregidas o resueltas a través de su oportuna atención.

Este plan social fue aprobado por los Rectores de las Universidades Nacionales, en reunión del 29 de septiembre de 1989 y que se concretó con la creación de FAMES, como se desprende del Decreto N° 531 del 6 de octubre de 1989, emanado de la Presidencia de la República. En tal Decreto se establece que FAMES promoverá y organizará en todo el ámbito nacional, el financiamiento, así como administrar y ejecutar el Plan Asistencial, a través de un Baremo Social que se establece con Convenios firmados con Clínicas, Hospitales, Cruz Roja y médicos especialistas.

Para el 2006 la Fundación proyecta constituirse en una institución de alta eficiencia y eficacia, generadora de políticas de salud preventivas y curativas, que garanticen la atención en la salud integral de los estudiantes universitarios.

La gestión presupuestaria 2006, avalará:

- La ejecución eficaz y eficiente de los recursos financieros, para asegurar la cobertura de atención médica.
- Establecer convenios con Centros de Salud y Médicos Especialistas, a fin de brindar una atención médico hospitalaria de alta calidad.
- Implementar proyectos de prevención que desarrollen una cultura preventiva.
- Atender a los estudiantes en todos los organismos involucrados en la prestación del servicio, consolidando así el equipo de trabajo.
- Dotar de equipos e insumos a las de las Comisiones de Salud para mejorar su funcionamiento.
- Difundir el plan HCM y los programas de prevención, para facilitar el acceso al Plan Meta General.

Para apoyar la gestión contará con una plantilla compuesta por 70 trabajadores de los cuales 5 corresponden al personal Directivo, 5 Obreros y 60 Personal Profesional y Técnico, disponiendo de créditos presupuestarios por la suma de Bs. 2.064,0 millones.

Por otra parte, la Fundación orientará Bs. 13.000,0 millones a la ejecución de la mejora de la salud de los estudiantes, estimándose atender una población de 13.000 alumnos de Institución de Educación Superior Oficial.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**15.726.693.163**
Transferencias y Donaciones Corrientes	15.426.693.163
Del Sector Público	15.426.693.163
Transferencias Corrientes Internas Recibidas del Sector Público	15.426.693.163
De la República	2.527.600.000
De los Entes Descentralizados sin Fines Empresariales	12.899.093.163
Rentas de la Propiedad	300.000.000
Intereses	300.000.000
Intereses Internos	300.000.000
Intereses por Depósitos	300.000.000
Ingresos de Capital	**10.000.000**
Recursos Propios de Capital	10.000.000
Incremento de la Depreciación y Amortización Acumuladas	10.000.000
Fuentes Financieras	**15.000.000**
Disminución de la Inversión Financiera	15.000.000
Disminución de Otros Activos Financieros	15.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	15.000.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	15.000.000
TOTAL	**15.751.693.163**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**15.378.960.000**
Gastos de Consumo	2.378.960.000
Remuneraciones	2.064.003.000
Sueldos, Salarios y Otras Retribuciones	603.480.000
Beneficios y Complementos de Sueldos y Salarios	878.438.360
Aportes Patronales	79.052.640
Prestaciones Sociales y Otras Indemnizaciones	109.020.000
Asistencia Socioeconómica	394.012.000
Bienes y Servicios	304.957.000
Bienes de Consumo	77.340.000
Servicios no Personales	227.617.000
Depreciación y Amortización	10.000.000
Transferencias y Donaciones Corrientes	13.000.000.000
Al Sector Privado	13.000.000.000
Transferencias Corrientes al Sector Privado	13.000.000.000
A Empresas Privadas	13.000.000.000
Gastos de Capital	**158.640.000**
Inversión Real Directa	158.640.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Formación Bruta de Capital Fijo	158.640.000
Maquinaria, Equipos y Otros Bienes Muebles	108.000.000
Bienes Preexistentes	50.640.000
Aplicaciones Financieras	**214.093.163**
Inversión Financiera	26.999.980
Incremento de Otros Activos Financieros	26.999.980
Incremento de Disponibilidades	26.999.980
Incremento de Caja	500.000
Incremento de Bancos	26.499.980
Disminución de Pasivos	187.093.183
Disminución de Cuentas y Efectos por Pagar	187.093.183
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	187.093.183
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	187.093.183
TOTAL	**15.751.693.163**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
307-1	Mejorar la Salud de los Estudiantes de las Instituciones de la Educación Superior Pública.	Alumno Atendido	13.000		1.370.500.000		11.629.500.000	13.000.000.000
	TOTAL				1.370.500.000		11.629.500.000	13.000.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	325.000.000	1.157.100.000		809.520.000	2.291.620.000
02	Gestión Administrativa				460.073.163	460.073.163
	TOTAL	325.000.000	1.157.100.000		1.269.593.163	2.751.693.163

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**62**	**730.840.000**
Directivo	7	163.880.000
Profesional y Técnico	38	411.160.000
Administrativo	10	65.400.000
Medico	2	58.600.000
Obrero	5	31.800.000
Personal Fijo a Tiempo Parcial	**4**	**65.640.000**
Medico	4	65.640.000
Personal Contratado	**4**	**43.400.000**
Profesional y Técnico	4	43.400.000
TOTAL	**70**	**839.880.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.064.003.000
4.02	Materiales, Suministros y Mercancías	77.340.000
4.03	Servicios no Personales	227.617.000
4.04	Activos Reales	158.640.000
4.05	Activos Financieros	26.999.980
4.07	Transferencias y Donaciones	13.000.000.000
4.08	Otros Gastos	10.000.000
4.11	Disminución de Pasivos	187.093.183
	TOTAL	**15.751.693.163**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**15.726.693.163**
Transferencias y Donaciones Corrientes	15.426.693.163
Del Sector Público	15.426.693.163
Transferencias Corrientes Internas Recibidas del Sector Público	15.426.693.163
De la República	2.527.600.000
Recursos Ordinarios	
De los Entes Descentralizados sin Fines Empresariales	12.899.093.163
Rentas de la Propiedad	300.000.000
Intereses	300.000.000
Intereses Internos	300.000.000
Intereses por Depósitos	300.000.000
B. Gastos Corrientes	**15.378.960.000**
Gastos de Consumo	2.378.960.000
Remuneraciones	2.064.003.000
Sueldos, Salarios y Otras Retribuciones	603.480.000
Beneficios y Complementos de Sueldos y Salarios	878.438.360
Aportes Patronales	79.052.640
Prestaciones Sociales y Otras Indemnizaciones	109.020.000
Asistencia Socioeconómica	394.012.000
Bienes y Servicios	304.957.000
Bienes de Consumo	77.340.000
Servicios no Personales	227.617.000
Depreciación y Amortización	10.000.000
Transferencias y Donaciones Corrientes	13.000.000.000
Al Sector Privado	13.000.000.000
Transferencias Corrientes al Sector Privado	13.000.000.000
A Empresas Privadas	13.000.000.000
C. Resultado Económico:Ahorro	**347.733.163**
II. Cuenta Capital	
A. Ingresos de Capital	**357.733.163**
Recursos Propios de Capital	357.733.163
Ahorro	347.733.163
Incremento de la Depreciación y Amortización Acumuladas	10.000.000
B. Gastos de Capital	**158.640.000**
Inversión Real Directa	158.640.000
Formación Bruta de Capital Fijo	158.640.000
Maquinaria, Equipos y Otros Bienes Muebles	108.000.000
Bienes Preexistentes	50.640.000
C. Resultado Financiero: Superávit	**199.093.163**
III. Cuenta Financiera	
A. Fuentes Financieras	**214.093.163**
Disminución de la Inversión Financiera	15.000.000
Disminución de Otros Activos Financieros	15.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	15.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Disminución de Otras Cuentas por Cobrar a Corto Plazo	15.000.000
Superávit Financiero	199.093.163
B. Aplicaciones Financieras	**214.093.163**
Inversión Financiera	26.999.980
Incremento de Otros Activos Financieros	26.999.980
Incremento de Disponibilidades	26.999.980
Incremento de Caja	500.000
Incremento de Bancos	26.499.980
Disminución de Pasivos	187.093.183
Disminución de Cuentas y Efectos por Pagar	187.093.183
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	187.093.183
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	187.093.183

A0333
Fundación Gran Mariscal de Ayacucho
(FUNDAYACUCHO)

FUNDACIÓN GRAN MARISCAL DE AYACUCHO (FUNDAYACUCHO)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Gran Mariscal de Ayacucho para el año 2006 programó las acciones requeridas hacia el logro de las metas establecidas para dar cumplimiento a los siguientes principios:

- La universalidad de los derechos sociales con equidad, que todos tengan igualdad de acceso e igualdad de oportunidades al pleno desarrollo según las necesidades de cada quién en forma individual y colectiva.

- El acceso a la educación superior, como propiciadora de oportunidades de empleo y por ende a reducir los niveles de desigualdad social.

- En tal sentido, la Fundación prevé las obligaciones adquiridas como resultado de los procesos de selección de los estudiantes que demanda apoyo económico para la realización de sus estudios en Venezuela y en el exterior; así como los convenios de cooperación técnica con organismos académicos nacionales y del exterior, además de los convenios con organismos del sector público para su fortalecimiento.

- Estas acciones dan cumplimiento a la Misión de contribuir en la formación del talento humano de alto nivel en las áreas estratégicas y prioritarias para el desarrollo de Venezuela, anunciadas en los planes de la Nación.

- La Fundación Gran Mariscal de Ayacucho incluirá en el ejercicio fiscal del año 2006 lo concerniente al Convenio Cuba-Venezuela, además del Convenio con Rusia y la Misión Guaicaipuro, que representa un 27% que no forma parte de nuestras metas directas por cuanto Fundayacucho sólo tramitará pagos relacionados a la ejecución de estos Convenios.

- Del total de la población atender, el 68,22% corresponde a Becas y el 31,78% a Créditos, enfatizándose de esta manera la Nueva Política de orientación de los recursos hacia Becas, bajo la estrategia de seleccionar estudiantes con criterios de calidad, de equidad socioeconómica y de equilibrio territorial.

- A fin de complementar la cuota para ejercicio fiscal 2006, en Fundayacucho se intensificará el proceso de recuperación de las cuentas por cobrar de créditos educativos, se revisaran las condiciones financieras de los nuevos prestamos educativos, a fin de garantizar su recuperación de los mismos, sin menoscabo al interés social de tales créditos.

- De los gastos que Fundayacucho ha previsto para el ejercicio fiscal del año 2006, el más importante y significativo, responde a las erogaciones a realizar en función del mantenimiento de la cartera activa de estudiantes al 31/12/2006 con una representación del 51,49% del presupuesto total y para la realización de Nuevas Metas que representan el 3,86% del Presupuesto total.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**76.617.195.338**
Transferencias y Donaciones Corrientes	63.407.000.000
Del Sector Público	63.407.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	63.407.000.000
De la República	63.407.000.000
Ingresos de Operación	1.851.190.024
Ingresos Financieros de Instituciones Financieras	117.217.304
Otros Ingresos de Operación	1.733.972.720
Rentas de la Propiedad	11.359.005.314
Intereses	11.359.005.314
Intereses Internos	11.359.005.314
Intereses por Préstamos	8.886.787.447
Intereses por Títulos-valores	2.128.468.896
Intereses por Depósitos	343.748.971
Ingresos de Capital	**1.368.195.123**
Recursos Propios de Capital	982.000.000
Incremento de la Depreciación y Amortización Acumuladas	982.000.000
Disminución de la Inversion Financiera	386.195.123
Recuperación de Préstamos de Corto Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	386.195.123
Del Sector Privado	386.195.123
Fuentes Financieras	**37.578.749.305**
Disminución de la Inversion Financiera	37.578.749.305
Disminución de Otros Activos Financieros	37.578.749.305
Disminución de Disponibilidades	37.578.749.305
Disminución de Bancos	16.000.000.000
Disminución de Inversiones Temporales	21.578.749.305
TOTAL	**115.564.139.766**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**74.323.274.763**
Gastos de Consumo	25.547.274.757
Remuneraciones	14.595.112.254
Sueldos, Salarios y Otras Retribuciones	4.250.212.306
Beneficios y Complementos de Sueldos y Salarios	1.578.735.604
Aportes Patronales	730.647.108
Prestaciones Sociales y Otras Indemnizaciones	1.472.281.525

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Asistencia Socioeconómica	4.035.058.893
Otros Gastos de Personal	2.528.176.818
Bienes y Servicios	7.333.921.391
Bienes de Consumo	1.089.550.000
Servicios no Personales	6.244.371.391
Impuestos Indirectos	2.636.241.112
Depreciación y Amortización	982.000.000
Transferencias y Donaciones Corrientes	48.776.000.006
Al Sector Privado	34.036.429.046
Transferencias Corrientes al Sector Privado	33.986.429.046
Directas a Personas	33.946.429.046
Pensiones y Otros Beneficios Asociados	176.437.696
Jubilaciones y Otros Beneficios Asociados	1.449.056.202
Otras Transferencias Directas a Personas	32.320.935.148
Otras Transferencias Corrientes Internas al Sector Privado	40.000.000
Donaciones Corrientes al Sector Privado	50.000.000
Donaciones a Personas	50.000.000
Al Sector Externo	14.739.570.960
Transferencias Corrientes al Exterior	14.739.570.960
Becas de Capacitación e Investigación en el Exterior	14.739.570.960
Gastos de Capital	**40.045.584.770**
Inversion Real Directa	10.450.000.000
Formación Bruta de Capital Fijo	10.450.000.000
Edificios e Instalaciones	8.850.000.000
Maquinaria, Equipos y Otros Bienes Muebles	1.495.000.000
Bienes Preexistentes	105.000.000
Inversion Financiera	29.595.584.770
Aportes en Acciones y Participaciones de Capital	86.000.000
Al Sector Privado	86.000.000
Concesión de Préstamos a Corto Plazo	29.509.584.770
Al Sector Privado	29.509.584.770
Aplicaciones Financieras	**1.195.280.233**
Disminución de Pasivos	1.195.280.233
Disminución de Cuentas y Efectos por Pagar	1.195.280.233
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	778.833.887
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	128.784.262
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	150.049.625
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	500.000.000
Disminución de Otras Cuentas y Efectos por Pagar	416.446.346
Disminución de Otras Cuentas por Pagar a Corto Plazo	416.446.346
TOTAL	**115.564.139.766**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Asistencia Económica a Estudiantes de Pregrado y Postgrado Nacionales e Internacionales	Beneficiario	13.892	31.487.396.890	49.954.200.000			81.441.596.890
002	Ejecución de la Reingeniería Orgánica-física y de *Procesos*	Asistencia *Técnica*	5	11.245.000.000				11.245.000.000
	TOTAL			42.732.396.890	49.954.200.000			92.686.596.890

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		11.851.699.341			11.851.699.341
02	Gestión Administrativa	9.310.349.636				9.310.349.636
03	Previsión y Protección Social	114.393.240	1.601.100.659			1.715.493.899
	TOTAL	9.424.742.876	13.452.800.000			22.877.542.876

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**278**	**4.783.250.600**
Directivo	47	1.528.807.236
Profesional y Técnico	118	2.023.573.704
Administrativo	101	1.108.357.248
Obrero	12	122.512.412
TOTAL	**278**	**4.783.250.600**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**79**	**760.763.206**
Jubilado	70	692.657.202
Pensionado	9	68.106.004
Obrero	**11**	**77.337.394**
Jubilado	9	62.985.600
Pensionado	2	14.351.794
TOTAL	**90**	**838.100.600**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	14.595.112.254
4.02	Materiales, Suministros y Mercancías	1.089.550.000
4.03	Servicios no Personales	8.880.612.503
4.04	Activos Reales	10.450.000.000
4.05	Activos Financieros	29.595.584.770
4.07	Transferencias y Donaciones	48.776.000.006
4.08	Otros Gastos	982.000.000
4.11	Disminución de Pasivos	1.195.280.233
	TOTAL	**115.564.139.766**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**76.617.195.338**
Transferencias y Donaciones Corrientes	63.407.000.000
Del Sector Público	63.407.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	63.407.000.000
De la República	63.407.000.000
Recursos Ordinarios	63.407.000.000
Convenio de Cooperación (Cuba-Venezuela)	14.276.000.000
Convenio de Cooperación (Convenio Con Rusia)	130.620.000
Gastos Propios	49.000.380.000
Ingresos de Operación	1.851.190.024
Ingresos Financieros de Instituciones Financieras	117.217.304
Otros Ingresos de Operación	1.733.972.720
Rentas de la Propiedad	11.359.005.314
Intereses	11.359.005.314
Intereses Internos	11.359.005.314
Intereses por Préstamos	8.886.787.447
Intereses por Títulos-valores	2.128.468.896
Intereses por Depósitos	343.748.971
B. Gastos Corrientes	**74.323.274.763**
Gastos de Consumo	25.547.274.757
Remuneraciones	14.595.112.254
Sueldos, Salarios y Otras Retribuciones	4.250.212.306
Beneficios y Complementos de Sueldos y Salarios	1.578.735.604
Aportes Patronales	730.647.108
Prestaciones Sociales y Otras Indemnizaciones	1.472.281.525
Asistencia Socioeconómica	4.035.058.893
Otros Gastos de Personal	2.528.176.818
Bienes y Servicios	7.333.921.391
Bienes de Consumo	1.089.550.000
Servicios no Personales	6.244.371.391
Impuestos Indirectos	2.636.241.112
Depreciación y Amortización	982.000.000
Transferencias y Donaciones Corrientes	48.776.000.006
Al Sector Privado	34.036.429.046
Transferencias Corrientes al Sector Privado	33.986.429.046
Directas a Personas	33.946.429.046
Pensiones y Otros Beneficios Asociados	176.437.696
Jubilaciones y Otros Beneficios Asociados	1.449.056.202
Otras Transferencias Directas a Personas	32.320.935.148
Otras Transferencias Corrientes Internas al Sector Privado	40.000.000
Donaciones Corrientes al Sector Privado	50.000.000
Donaciones a Personas	50.000.000
Al Sector Externo	14.739.570.960
Transferencias Corrientes al Exterior	14.739.570.960
Becas de Capacitación e Investigación en el Exterior	14.739.570.960
C. Resultado Económico: Ahorro	**2.293.920.575**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**3.662.115.698**
Recursos Propios de Capital	3.275.920.575
Ahorro en la Cuenta Corriente	2.293.920.575
Incremento de la Depreciación y Amortización Acumuladas	982.000.000
Disminución de la Inversion Financiera	386.195.123
Recuperación de Préstamos de Corto Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	386.195.123
Del Sector Privado	386.195.123
B. Gastos de Capital	**40.045.584.770**
Inversion Real Directa	10.450.000.000
Formación Bruta de Capital Fijo	10.450.000.000
Edificios e Instalaciones	8.850.000.000
Maquinaria, Equipos y Otros Bienes Muebles	1.495.000.000
Bienes Preexistentes	105.000.000
Inversion Financiera	29.595.584.770
Aportes en Acciones y Participaciones de Capital	86.000.000
Al Sector Privado	86.000.000
Concesión de Préstamos a Corto Plazo	29.509.584.770
Al Sector Privado	29.509.584.770
C. Resultado Financiero : Déficit	**(36.383.469.072)**
III. Cuenta Financiera	
A. Fuentes Financieras	**37.578.749.305**
Disminución de la Inversion Financiera	37.578.749.305
Disminución de Otros Activos Financieros	37.578.749.305
Disminución de Disponibilidades	37.578.749.305
Disminución de Bancos	16.000.000.000
Disminución de Inversiones Temporales	21.578.749.305
B. Aplicaciones Financieras	**37.578.749.305**
Disminución de Pasivos	1.195.280.233
Disminución de Cuentas y Efectos por Pagar	1.195.280.233
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	778.833.887
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	128.784.262
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	150.049.625
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	500.000.000
Disminución de Otras Cuentas y Efectos por Pagar	416.446.346
Disminución de Otras Cuentas por Pagar a Corto Plazo	416.446.346
Déficit Financiero	36.383.469.072

A0366
Fundación Instituto Botánico de Venezuela "Dr.
Tobías Láser"

FUNDACIÓN INSTITUTO BOTÁNICO DE VENEZUELA "DR. TOBÍAS LÁSER"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Instituto Botánico de Venezuela "Dr. Tobias Láser" tiene como misión la promoción y desarrollo de la investigación científica botánica, educación ambiental, y la conservación y protección de la biodiversidad. Además, la generación de conocimiento sobre la Flora y la vegetación de Venezuela en los diferentes niveles de organización, relaciones antropogénicas pasadas y presentes, mediante el desarrollo de programas y proyectos de investigación en los diversos ecosistemas del país. Adicionalmente, custodia tres invalorables patrimonios como son el Jardín Botánico de Caracas, el Herbario Nacional y la Biblioteca Henri Pittier.

En el marco de lo antes expuesto la Fundación tiene una visión clara de posicionarse en el ámbito nacional e internacional como centro de referencia en el estudio de la diversidad vegetal en Venezuela; a través del establecimiento de políticas orientadas a optimizar el servicio que presta incluyendo el mejoramiento y mantenimiento de sus instalaciones fisicas y su capital humano.

Para el año 2006, la Fundación Instituto Botánico de Venezuela "Dr. Tobias Láser" afianzará el desarrollo de la investigación botánica a través de cinco proyectos que se comentan a continuación:

Desarrollo y Divulgación de la Investigación Botánica en Venezuela.

- El proyecto tiene como objetivo promover y realizar investigación botánica vinculada al conocimiento, conservación y protección de la biodiversidad y en particular de la Flora de Venezuela. Las acciones específicas del proyecto se detallan a continuación:

Investigaciones

- Caracterización Florística de las Sabanas en el eje de la Carretera Vial El Burro-Samariapo, Estado Amazonas.
- Actualización del Inventario florístico del Jardín Botánico de Caracas (área plana).
- Estudio taxonómico del género Cyperus (CYPERACEAE) en Venezuela.
- Brioflora del Parque Nacional el Ávila: sector Cerro el Ávila y Lagunazo.
- Revisión taxonómica del género Crotalaria para Venezuela.
- Estudio Florístico de las microalgas marinas del tramo Puerto Cruz- Puerto Maya, Estado Vargas, Litoral Central, Venezuela.
- Estudio del género Mikania Willd. Secc: Thyrsigerae Rob. Y Corymbosae Rob. (As teraceae) presentes en Venezuela.
- Pteridoflora del Topo Golfo Triste, Serranía del Interior, estados Aragua y Miranda.
- Revisión taxonómica del género Guzmania Ruiz & Pav. (Bromeliaceae: Tillandsioideae) en Venezuela.
- Estudio taxonómico del género Calliandra Benth. en Venezuela.
- Líquenes del Parque Nacional El Ávila, vertiente Norte.
- Divulgación de información Botánica en eventos científicos:

La divulgación de información se realiza a través de la participación en eventos de difusión científica (Congresos, Simposios, Convenciones o afines).

Elaboración de publicaciones:

Para el año 2006, se estima publicar siete artículos científicos, además de los informes de avances de las investigaciones en ejecución estos últimos estarán disponibles como mimeografiados en la Gerencia de Investigación y Desarrollo.

Igualmente contaremos con la difusión de la revista Acta Botánica Venezuelica, con el enriquecimiento de la colección de muestras botánicas al Herbario Nacional de Venezuela, como lugar de consulta para investigadores, docente y estudiantes en el campo de la Botánica, Ecología Vegetal, Fitogeografía y otras disciplinas; particularmente en estudios taxonómicos y florísticos.

Realización de Expediciones Botánicas Regional.

Para el año 2006 se tiene previsto realizar una expedición hacia la Cuenca del Río Maya ubicada en la vertiente norte de la Cordillera de la Costa Venezolana; para colectar especimenes botánicos los cuales, previa identificación taxonómica, son incorporados a las colecciones del Herbario Nacional de Venezuela VEN donde se ponen a disposición de consulta para los usuarios.

La ejecución del citado proyecto permitirán fortalecer los estudios taxonómicos, inventarios florísticos nacionales, estudios ecológicos, elaboración de catálogos florísticos regionales, generación de conocimiento para el aprovechamiento sostenible de los recursos vegetales, así como la capacitación de los investigadores responsables de realizar esta labor; como logros fundamentales para consolidar la conversión de la Fundación en un centro de investigación líder y de prestigio en materia botánica.

Conservación, Mantenimiento y Enriquecimiento de la Colección de Especimenes Botánicos del Herbario Nacional de Venezuela.

La colección de especimenes botánicos del Herbario Nacional de Venezuela es la principal referencia para los estudios científicos de la Flora de Venezuela y el Neotrópico, siendo de consulta obligada para los estudios que se realizan tanto en Venezuela como en otros países. El Herbario Nacional de Venezuela juega un papel de trascendental el conocimiento de nuestros recursos vegetales, siendo de particular apoyo para estudios ecológicos, alteraciones de hábitat, plantas endémicas y plantas útiles al hombre.

Para cumplir con los objetivos del proyecto se estiman acciones específicas tales como registro de la información de los especimenes en la base de datos del herbario; montaje de muestras botánicas, intercalado de los especimenes registrados en las diferentes salas de la colección del Herbario, catalogado de la colección de muestras tipo, atención de solicitudes de préstamos y devolución de especimenes de herbario, envío de especimenes de herbario por donación o intercambio, identificación y actualización taxonómica de muestras presentes en la colección del herbario, revisión y catalogado de muestras recibidas o en depósito (no montadas).

Conservación del Jardín Botánico de Caracas.

La conservación, mantenimiento y restauración del Jardín Botánico de Caracas mediante el enriquecimiento de colecciones de plantas vivas y la conservación botánica in situ y ex situ, la investigación hortícola, además de la multiplicación y reintroducción de especies vegetales, hacen del Jardín Botánico de Caracas un espacio singular de esparcimiento, recreación y educación al proveer un aula abierta para la divulgación y promoción de la conservación del ambiente y la diversidad vegetal. Las acciones específicas que permitirán cumplir con el objetivo del proyecto tienen como alcance la instalación de un sistema de extinción de incendios forestales, recuperación del vivero principal, centro de reciclaje, conservación y almacenamiento de semillas y el enriquecimiento de colecciones.

Divulgación y Promoción de la botánica y la Educación Ambiental en Venezuela.

La gestión de la Fundación está orientada hacia el conocimiento y divulgación de la Botánica, la Educación Ambiental, la Horticultura y el Ecoturismo, todo ello enmarcado en la premisa de mejorar la calidad de vida y el contacto con la naturaleza. Para ello se propone la promoción de la Imagen Institucional a través de acciones específicas como visitas guiadas, venta de material POP alusivo a la Fundación, entre otros, además de fortalecer la promoción con novedosas actividades como el Rally Ecológico, Cuenta Cuentos Ecológicos como talleres y cursos educativos, Exposiciones, promoción en medios de comunicación y otras que permitan incrementar la afluencia de usuarios sensibles a la educación ambiental a través del contacto directo con la naturaleza.

Servicio de Información de la Biblioteca Henri Pittier

Con la realización de este proyecto se pretende alcanzar niveles óptimos de prestación de servicio, ofrecer a los distintos tipos de usuarios diversas posibilidades para obtener la información necesaria, de manera más efectiva y eficaz, aprovechando las ventajas que proporcionan la utilización de las nuevas tecnologías teleinformáticas. Se pretende procesar toda la información que forma parte de nuestro acervo documental y mantenerla organizada, con el objeto de hacerla accesible para la mayor cantidad de personas posibles interesadas en el estudio de la botánica y sus disciplinas afines; también se pretende restaurar y conservar el patrimonio histórico documental representado por la colección de libros antiguos de Henri Pittier y proporcionar un espacio adecuado para su almacenamiento, conservación y custodia.

La dinámica operativa de la Fundación bajo las premisas funcionales antes descritas permiten proyectar un Presupuesto de Ingresos y Gastos para el año 2006 por un monto de Bs.6.047.055.088 que muestra un incremento de Bs. 324.583.901, que representa el 6% del Presupuesto Asignado para el año 2005 (Bs. 5.722.471.187). La variación observada tiene su origen en la proyección de un ligero incremento de ingresos por actividades propias, debido a que los aportes del Ejecutivo Nacional mantener el mismo nivel del año 2005, por lo que no considera nuevos proyectos operativos y de inversión para el fortalecimiento de la misión organizacional de la Fundación Instituto Botánico de Venezuela.

El financiamiento de la Institución está basado en los aportes para transferencias corrientes de la Administración Central, la generación de ingresos propios y la disponibilidad de recursos financieros producto de intereses por colocaciones financieras Disminución de Caja.

Las tarifas vigentes para la venta de servicio para el año 2006 es la siguiente: entrada al Jardín Botánico, adultos Bs. 1.000,00, niños menores de 14 años y adultos mayores de 60 años Bs. 500,00, visitas guiadas Bs. 2.000,00 por persona, horticultor por un día Bs. 3.500,00 por persona; Estacionamiento lunes a viernes Bs. 1.000,00 y fines de semana Bs. 1.500,00; Alquiler de aula Bs. 35.000,00, Alquiler de terraza pequeña Bs. 25.000,00, Alquiler de auditorio Bs. 400.000,00.

La Fundación Instituto Botánico de Venezuela, orienta su política de gasto hacia el cumplimiento de sus principales objetivos para lo cual proyecta gastos que totalizan la cantidad de Bs. 6.047.055.088, orientados a financiar los proyectos y acciones centralizadas detalladas en los cuadros respectivos.

La Fundación cuenta con una plantilla de personal igual a 102 trabajadores (Empleados y Obreros) considerándose los gastos relacionados con los sueldos y salarios del personal y su incidencia laboral (IVSS, Paro Forzoso, Ley Política Habitacional, Fondo de Jubilaciones, Vacaciones, Antigüedad); beneficios laborales como el Bono de Productividad y Eficiencia, la Capacitación, entre otros incentivos que constituyen herramientas de motivación que permita promover y solidificar una cultura organizacional sustentada en la eficiencia, economía y calidad de su gestión. Adicionalmente, considerando el impacto del efecto inflacionario en partidas como HCM, Uniformes, Capacitación y Gastos de Guardería, entre otros, ubican la estimación total de Gastos de Personal para el año 2006 en Bs. 4.603.117.282.

La Fundación tiene bajo su responsabilidad 70 hectáreas de terreno, entre superficie plana sectorizada (10h) y bosques de colinas (60h) incluyendo su edificio sede construido hace 50 años, que significan intensas labores de campo interrumpidas y mantenimiento continuo; que se traduce en compras de materiales y suministros para trabajo de campo y oficina cuyos costos han sufrido el incremento natural producto del efecto inflacionario, entre otros conceptos que sitúan los Gastos en Materiales y Suministros para el año 2006 en Bs. 345.248.904.

Los Servicios No personales requeridos para funcionar se estiman para el año 2006 en Bs. 905.848.726 para cubrir gastos operativos.

La adquisición de nuevos activos tales como equipos científicos, muebles de oficina, adquisición de equipos de procesamiento de datos necesario para incrementar la velocidad y confiabilidad de respuesta de todas las unidades organizativas de la Fundación, reparaciones menores de las instalaciones físicas de la Fundación, requiere Bs. 146.785.088 .

Para el año 2006, la Fundación Instituto Botánico de Venezuela (F.I.B.V.) tiene como finalidad el desarrollo y optimización de los servicios que presta, así como el mejoramiento y mantenimiento de sus instalaciones físicas. La fundación también da asesoramiento a investigadores, docentes y estudiantes a nivel superior en el área de la botánica y permite a estudiante de educación media el acceso a su Biblioteca Henri Pittier, para investigación en botánica y áreas afines. Así mismo es competencia de la Fundación la divulgación y publicación de trabajos científicos realizados. En lo referente a la captación de recursos propios se tienen tarifas acordes con los objetivos de la fundación, estos recursos, son reinvertidos para el mantenimiento y funcionamiento del Jardín.

Es oportuno destacar que la presente distribución presupuestaria se inserta en el objetivo organizacional de administrar esta Fundación bajo criterios de eficiencia y productividad en el manejo de los recursos; partiendo de la premisa de modernizar y tecnificar a la Administración Pública.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**5.771.000.000**
Transferencias y Donaciones Corrientes	5.471.000.000
Del Sector Público	5.471.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	5.471.000.000
De la República	5.471.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	220.000.000
Venta de Bienes	35.000.000
Venta de Servicios	185.000.000
Rentas de la Propiedad	80.000.000
Intereses	80.000.000
Intereses Internos	80.000.000
Intereses por Depósitos	80.000.000
Ingresos de Capital	**26.055.088**
Recursos Propios de Capital	26.055.088
Incremento de la Depreciación y Amortización Acumuladas	26.055.088
Fuentes Financieras	**250.000.000**
Disminución de la Inversión Financiera	250.000.000
Disminución de Otros Activos Financieros	250.000.000
Disminución de Disponibilidades	250.000.000
Disminución de Caja	250.000.000
TOTAL	**6.047.055.088**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**5.900.270.000**
Gastos de Consumo	5.880.270.000
Remuneraciones	4.603.117.282
Sueldos, Salarios y Otras Retribuciones	1.662.327.080
Beneficios y Complementos de Sueldos y Salarios	1.977.966.295
Aportes Patronales	212.064.856
Prestaciones Sociales y Otras Indemnizaciones	286.625.779
Asistencia Socioeconómica	464.133.272
Bienes y Servicios	1.251.097.630
Bienes de Consumo	345.248.904
Servicios no Personales	905.848.726
Depreciación y Amortización	26.055.088
Transferencias y Donaciones Corrientes	20.000.000
Al Sector Público	20.000.000
Transferencias Corrientes al Sector Público	20.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	20.000.000
Gastos de Capital	**146.785.088**
Inversión Real Directa	146.785.088
Formación Bruta de Capital Fijo	137.785.088
Maquinaria, Equipos y Otros Bienes Muebles	137.785.088
Bienes Intangibles	9.000.000
TOTAL	**6.047.055.088**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A036601	Servicios de Información de la Biblioteca Henri Pittier	Persona	4.500		211.517.800			211.517.800
A036604	Divulgación y Promoción de la Botánica y la Educación Ambiental en Venezuela a Través de Programas Educativos y de Extensión de la FIBV	Actividad	118.406		631.903.759			631.903.759
A036603	Desarrollo y Divulgación de la Investigación Botánica en Venezuela	Unidades	7.529		832.792.611			832.792.611
A036605	Conservación, Mantenimiento y Enriquecimiento de la Colección de Especimenes Botánicos del Herbario Nacional de Venezuela	Muestra	50.100		1.465.923.117			1.465.923.117
A036602	Conservación del Jardín Botánico de Caracas a Través del Enriquecimiento, Manejo y Mantenimiento de su Colección de Plantas Vivas e Infraestructuras	Hectáreas	70		781.562.713			781.562.713
	TOTAL				3.923.700.000			3.923.700.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	550.000.000	1.483.263.082			2.033.263.082
02	Gestión Administrativa	26.055.088	64.036.918			90.092.006
03	Previsión y Protección Social					0
	TOTAL	576.055.088	1.547.300.000			2.123.355.088

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**102**	**1.581.327.080**
Directivo	15	595.570.068
Profesional y Técnico	39	631.382.090
Administrativo	16	140.302.298
Obrero	32	214.072.624
TOTAL	**102**	**1.581.327.080**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	4.603.117.282
4.02	Materiales, Suministros y Mercancías	345.248.904
4.03	Servicios no Personales	905.848.726
4.04	Activos Reales	146.785.088
4.07	Transferencias y Donaciones	20.000.000
4.08	Otros Gastos	26.055.088
	TOTAL	**6.047.055.088**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.771.000.000**
Transferencias y Donaciones Corrientes	5.471.000.000
Del Sector Público	5.471.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	5.471.000.000
De la República	5.471.000.000
Recursos Ordinarios	5.471.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	220.000.000
Venta de Bienes	35.000.000
Venta de Servicios	185.000.000
Rentas de la Propiedad	80.000.000
Intereses	80.000.000
Intereses Internos	80.000.000
Intereses por Depósitos	80.000.000
B. Gastos Corrientes	**5.900.270.000**
Gastos de Consumo	5.880.270.000
Remuneraciones	4.603.117.282
Sueldos, Salarios y Otras Retribuciones	1.662.327.080
Beneficios y Complementos de Sueldos y Salarios	1.977.966.295

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Aportes Patronales	212.064.856
Prestaciones Sociales y Otras Indemnizaciones	286.625.779
Asistencia Socioeconómica	464.133.272
Bienes y Servicios	1.251.097.630
Bienes de Consumo	345.248.904
Servicios no Personales	905.848.726
Depreciación y Amortización	26.055.088
Transferencias y Donaciones Corrientes	20.000.000
Al Sector Público	20.000.000
Transferencias Corrientes al Sector Público	20.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	20.000.000
C. Resultado Económico: (Desahorro)	**(129.270.000)**
II. Cuenta Capital	
A. Ingresos de Capital	**(103.214.912)**
Recursos Propios de Capital	(103.214.912)
Desahorro en la Cuenta Corriente	(129.270.000)
Incremento de la Depreciación y Amortización Acumuladas	26.055.088
B. Gastos de Capital	**146.785.088**
Inversión Real Directa	146.785.088
Formación Bruta de Capital Fijo	137.785.088
Maquinaria, Equipos y Otros Bienes Muebles	137.785.088
Bienes Intangibles	9.000.000
C. Resultado Financiero: Déficit	**(250.000.000)**
III. Cuenta Financiera	
A. Fuentes Financieras	**250.000.000**
Disminución de la Inversión Financiera	250.000.000
Disminución de Otros Activos Financieros	250.000.000
Disminución de Disponibilidades	250.000.000
Disminución de Caja	250.000.000
B. Aplicaciones Financieras	**250.000.000**
Déficit Financiero	250.000.000

A0415
Fundación Misión Sucre

FUNDACIÓN MISIÓN SUCRE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Este documento constituye el Presupuesto de Ingresos y Gastos de la Fundación Misión Sucre correspondiente al ejercicio fiscal 2006, el cual esta ajustado a la normativa requerida para la elaboración del presupuesto.

Las estimaciones del Presupuesto de Ingresos ascienden a Bs. 347.573,3 millones, de los cuales aporte del Ejecutivo Nacional destinado a Proyectos Bs. 340.644,7 millones y para las Acciones Centralizadas Bs. 6.663,0 millones; y los recursos de capital se ubican Bs. 265,6 millones.

El gasto de la Fundación garantiza el cumplimiento de los objetivos establecidos en el Plan Extraordinario Mariscal Antonio José de Sucre en el Decreto No. 2.601 de fecha 08 de septiembre de 2004 y en el Decreto de creación de la Fundación No. 2.604 de fecha 09 de septiembre de 2003, en el sentido de incorporar a todos los bachilleres, hasta ahora excluidos, a la educación superior.

Se requiere mantener operativa a la Fundación Misión Sucre como ente ejecutor y avanzar en la conformación de una nueva estructura social. Su estructura organizativa la conforma una Junta Directiva, Presidencia, Secretaria Ejecutiva, Coordinación de Planificación Académica, Coordinación de Recursos Humanos, Coordinación de Administración, Coordinación de Operaciones, Coordinación de Comunicaciones, Coordinación de Informática, Sala Situacional, Consultoría Jurídica y Unidad de Proyectos.

Estas unidades de apoyo coadyuvarán en el desarrollo y ejecución de los proyectos.

Se estima atender 1.016.654 estudiantes, de los cuales se espera becar a 130.000 estudiantes y ofrecer 26 programas de formación a nivel nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**347.307.700.000**
Transferencias y Donaciones Corrientes	347.307.700.000
Del Sector Público	347.307.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	347.307.700.000
De la República	347.307.700.000
Ingresos de Capital	**265.557.405**
Recursos Propios de Capital	265.557.405
Incremento de la Depreciación y Amortización Acumuladas	265.557.405
TOTAL	**347.573.257.405**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**339.786.965.884**
Gastos de Consumo	194.436.965.884
Remuneraciones	152.267.501.351
Sueldos, Salarios y Otras Retribuciones	149.258.092.000
Beneficios y Complementos de Sueldos y Salarios	1.047.742.560
Aportes Patronales	137.985.887
Prestaciones Sociales y Otras Indemnizaciones	1.157.794.000
Asistencia Socioeconómica	665.886.904
Bienes y Servicios	41.903.907.128
Bienes de Consumo	18.167.638.941
Servicios no Personales	23.736.268.187
Depreciación y Amortización	265.557.405
Transferencias y Donaciones Corrientes	145.350.000.000
Al Sector Privado	145.350.000.000
Transferencias Corrientes al Sector Privado	145.350.000.000
Directas a Personas	145.350.000.000
Otras Transferencias Directas a Personas	145.350.000.000
Gastos de Capital	**7.786.291.521**
Inversión Real Directa	7.786.291.521
Formación Bruta de Capital Fijo	7.786.291.521
Maquinaria, Equipos y Otros Bienes Muebles	7.786.291.521
TOTAL	**347.573.257.405**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
28163	Becas a Estudiantes	Beca	130.000		150.000.000.000			150.000.000.000
28663	Proyectos de Formación	Programa	26		190.644.700.000			190.644.700.000
	TOTAL				340.644.700.000			340.644.700.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.267.501.351			4.267.501.351
02	Gestión Administrativa	265.557.405	2.395.498.649			2.661.056.054
	TOTAL	265.557.405	6.663.000.000			6.928.557.405

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**100**	**1.086.503.040**
Directivo	11	255.333.120
Administrativo	72	721.499.520
Obrero	17	109.670.400
Personal Contratado	**30.055**	**148.288.000.000**
Administrativo	45	108.000.000
Docente	30.010	148.180.000.000
TOTAL	**30.155**	**149.374.503.040**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	152.267.501.351
4.02	Materiales, Suministros y Mercancías	18.167.638.941
4.03	Servicios no Personales	23.736.268.187
4.04	Activos Reales	7.786.291.521
4.07	Transferencias y Donaciones	145.350.000.000
4.08	Otros Gastos	265.557.405
	TOTAL	**347.573.257.405**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**347.307.700.000**
Transferencias y Donaciones Corrientes	347.307.700.000
Del Sector Público	347.307.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	347.307.700.000
De la República	347.307.700.000
Recursos Ordinarios	347.307.700.000
B. Gastos Corrientes	**339.786.965.884**
Gastos de Consumo	194.436.965.884
Remuneraciones	152.267.501.351
Sueldos, Salarios y Otras Retribuciones	149.258.092.000
Beneficios y Complementos de Sueldos y Salarios	1.047.742.560
Aportes Patronales	137.985.887
Prestaciones Sociales y Otras Indemnizaciones	1.157.794.000
Asistencia Socioeconómica	665.886.904
Bienes y Servicios	41.903.907.128

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Bienes de Consumo	18.167.638.941
Servicios no Personales	23.736.268.187
Depreciación y Amortización	265.557.405
Transferencias y Donaciones Corrientes	145.350.000.000
Al Sector Privado	145.350.000.000
Transferencias Corrientes al Sector Privado	145.350.000.000
Directas a Personas	145.350.000.000
Otras Transferencias Directas a Personas	145.350.000.000
C. Resultado Económico: Ahorro	**7.520.734.116**
II. Cuenta Capital	
A. Ingresos de Capital	**7.786.291.521**
Recursos Propios de Capital	7.786.291.521
Ahorro en la Cuenta Corriente	7.520.734.116
Incremento de la Depreciación y Amortización Acumuladas	265.557.405
B. Gastos de Capital	**7.786.291.521**
Inversión Real Directa	7.786.291.521
Formación Bruta de Capital Fijo	7.786.291.521
Maquinaria, Equipos y Otros Bienes Muebles	7.786.291.521
C. Resultado Financiero: Equilibrado	

A0912
Universidad Nacional Experimental Marítima del Caribe (UNEMC)

UNIVERSIDAD NACIONAL EXPERIMENTAL MARÍTIMA DEL CARIBE (UNEMC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La política presupuestaria de la Universidad Nacional Experimental Marítima del Caribe (UNEMC), para el año 2006, se ha planificado de acuerdo a los lineamientos establecidos por el Gobierno Nacional para el desarrollo de la Educación Superior y atendiendo a las directrices emanadas de la Oficina Nacional de Presupuesto, la Oficina de Planificación del Sector Universitario y del Consejo Nacional de Universidades.

En concordancia con la visión estratégica del Gobierno Nacional, la UNEMC mantiene su visión integracionista de los Estados, Países y Territorios de la Cuenca del Caribe, en relación con la educación, turismo, transporte marítimo, conservación ambiental y la cultura caribeña. Este desarrollo regional demanda nuevos cuadros de profesionales capaces de gestionar y operar los procesos integracionistas y los proyectos y programas multinacionales, así como suplir la demanda de recursos humanos derivada de:

- Incremento del comercio internacional intraregional.
- Desarrollo de la zona de turismo sustentable del caribe (ZTSC)
- Protección ambiental del Mar Caribe
- Desarrollo del transporte multimodal de dimensión regional caribeña.
- Desarrollo portuario regional.
- Incremento de la demanda regional de servicios de transporte marítimo de carga y pasajeros.
- La gestión y operación de procesos de dimensión regional, tales como los servicios regionales de rescate y prevención de accidentes.
- Formulación e instrumentación de normas regionales de vigilancia, inspección y certificación de medios de transporte marítimo y aéreo.
- Gestión de proyectos y programas de transferencias en ciencia y tecnología.
- Explotación comercial sustentable de los recursos naturales renovables del Mar Caribe.
- Explosión previsible en la demanda de asesoría y representación legal en materia de derecho internacional vinculado al turismo, transporte y comercio internacional.
- Demanda de profesionales en cultura regional caribeña: etnología, musicología, artes escénicas, bellas artes, literatura y cultura física.

De esta manera la Universidad participa en los planes del Gobierno Nacional para el logro de la cooperación e integración de los Estados, Países y Territorios de la Cuenca del Caribe, fomentando la eliminación de las barreras lingüísticas para facilitar el intercambio asumiendo un rol protagónico en relación con la educación ambiental-ecológica y aceptando el reto del diseño de programas académicos comunes a las instituciones de educación superior de la región, para facilitar el intercambio de estudiantes y profesores del área latino-caribeña.

El Programa Velero de Hacedores mantendrá la oferta de Talleres de Capacitación y Sensibilización para la Comunidad, en las áreas de Turismo y Recreación, Electrónica y Radiocomunicaciones, Motores Marinos y Buceo Comercial y Recreativo, también se continuará con el programa de Bomberos Voluntarios. Adicionalmente permitirá la instrucción de 11 categorías deportivas y la continuación del programa de Cultura en las áreas de Teatro, Orfeón, Gaitas y Banda Marcial, el Festival de la Voz UMC y Cátedras, Talleres y Exposiciones Culturales para el estudiantado de la UMC y para la Comunidad del Estado Vargas.

La deficiente preparación académica de los Bachilleres que aspiran ingresar a nuestra Universidad genera un alto volumen de rechazos en los Exámenes de Admisión. Para corregir esta anormalidad y poder ampliar nuestra oferta educativa, enmarcada dentro de la política de amplitud educativa promovida por el Gobierno Nacional, continuaremos con el fortalecimiento del Programa Velero de Preparación, a fin de mejorar sustancialmente el nivel educativo de aproximadamente 1.800 bachilleres aspirantes a ingresar a nuestra Universidad y que son rechazados anualmente motivado a la baja preparación, con lo cual se prevé incorporar un alto porcentaje de estos aspirantes a los programas regulares de las Carreras ofertadas por la Universidad.

Para aumentar nuestra cobertura regional de Estudios Especializados en el campo de la Marina Mercante, hemos decidido ofrecer cursos de Actualización y Especialización Profesional en las ciudades de Valencia, Maracaibo y Puerto Ordaz durante el año 2006.

La Universidad continuará los Programas de Relaciones con la Comunidad a través de Talleres de Sensibilización y Capacitación; Cursos de rápido adiestramiento para incorporar ciudadanos desempleados al mercado laboral; la difusión del deporte, especialmente aquellas disciplinas de Alto Rendimiento, y las disciplinas Acuáticas y Subacuáticas; y los Cursos de Actualización y Especialización Profesional, requeridos por las Normas Internacionales de la Marina Mercante.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**17.950.528.244**
Transferencias y Donaciones Corrientes	17.788.900.000
Del Sector Público	17.788.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	17.788.900.000
De la República	17.788.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	161.628.244
Venta de Servicios	161.628.244
Ingresos de Capital	**1.334.652.600**
Recursos Propios de Capital	1.334.652.600
Incremento de la Depreciación y Amortización Acumuladas	1.334.652.600
Fuentes Financieras	**159.595.886**
Disminución de la Inversion Financiera	159.595.886
Disminución de Otros Activos Financieros	159.595.886
Disminución de Cuentas por Cobrar a Corto Plazo	159.595.886
Disminución de Otras Cuentas por Cobrar a Corto Plazo	159.595.886
TOTAL	**19.444.776.730**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**17.506.380.844**
Gastos de Consumo	16.746.880.844
Remuneraciones	10.545.408.562
Sueldos, Salarios y Otras Retribuciones	5.023.725.429
Beneficios y Complementos de Sueldos y Salarios	3.640.310.491
Aportes Patronales	271.572.190
Prestaciones Sociales y Otras Indemnizaciones	675.121.420
Asistencia Socioeconómica	934.679.032
Bienes y Servicios	4.866.819.682
Bienes de Consumo	1.088.300.000
Servicios no Personales	3.778.519.682
Depreciación y Amortización	1.334.652.600
Transferencias y Donaciones Corrientes	759.500.000
Al Sector Privado	732.500.000
Transferencias Corrientes al Sector Privado	732.500.000
Directas a Personas	732.500.000
Otras Transferencias Directas a Personas	732.500.000
Al Sector Público	27.000.000
Transferencias Corrientes al Sector Público	27.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	27.000.000
Gastos de Capital	**1.778.800.000**
Inversion Real Directa	1.778.800.000
Formación Bruta de Capital Fijo	1.495.860.000
Maquinaria, Equipos y Otros Bienes Muebles	1.495.860.000
Bienes Intangibles	282.940.000
Aplicaciones Financieras	**159.595.886**
Inversion Financiera	159.595.886
Incremento de Otros Activos Financieros	159.595.886
Incremento de Otros Activos Financieros Circulantes	159.595.886
TOTAL	**19.444.776.730**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Pr2	Formación de Pregrado en Carreras Largas	Alumno Atendido	3.496		3.732.405.359			3.732.405.359
Pr3	Formación de Postgrado	Alumno Atendido	295		545.634.725			545.634.725
Pr4	Investigación	Proyecto	5		1.107.301.003			1.107.301.003
Pr5	Intercambio del Conocimiento con la Sociedad	Curso	218	161.628.244	795.039.263			956.667.507
Pr6	Captación, Permanencia y Formación Integral del Estudiante	Alumno Atendido	3.496		2.148.936.652			2.148.936.652
Pr7	Fortalecimiento y Desarrollo de la Gestión Científica, Tecnológica y Humanística	Consulta	25.000		600.119.290			600.119.290
Pr8	Infraestructura Física	Metro Cuadrado	1.500		333.652.168			333.652.168
Pr9	Bomberos Universitarios	Metro Cuadrado	50.661		82.211.540			82.211.540
	TOTAL			161.628.244	9.345.300.000			9.506.928.244

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		5.268.414.026			5.268.414.026
02	Gestión Administrativa		3.175.185.974			3.175.185.974
06	Asignación de Activos Financieros y Otros Gastos	1.494.248.486				1.494.248.486
	TOTAL	1.494.248.486	8.443.600.000			9.937.848.486

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**286**	**3.884.429.131**
Directivo	53	1.227.931.323
Profesional y Técnico	93	1.032.292.836
Administrativo	21	115.454.601
Docente	64	1.126.074.900
Obrero	55	382.675.471
Personal Contratado	**304**	**1.139.296.300**
Docente	304	1.139.296.300
TOTAL	**590**	**5.023.725.431**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	10.545.408.562
4.02	Materiales, Suministros y Mercancías	1.088.300.000
4.03	Servicios no Personales	3.778.519.682
4.04	Activos Reales	1.778.800.000
4.05	Activos Financieros	159.595.886
4.07	Transferencias y Donaciones	759.500.000
4.08	Otros Gastos	1.334.652.600
	TOTAL	**19.444.776.730**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.950.528.244**
Transferencias y Donaciones Corrientes	17.788.900.000
Del Sector Público	17.788.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	17.788.900.000
De la República	17.788.900.000
Recursos Ordinarios	17.788.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	161.628.244
Venta de Servicios	161.628.244
B. Gastos Corrientes	**17.506.380.844**
Gastos de Consumo	16.746.880.844
Remuneraciones	10.545.408.562
Sueldos, Salarios y Otras Retribuciones	5.023.725.429
Beneficios y Complementos de Sueldos y Salarios	3.640.310.491
Aportes Patronales	271.572.190
Prestaciones Sociales y Otras Indemnizaciones	675.121.420
Asistencia Socioeconómica	934.679.032
Bienes y Servicios	4.866.819.682
Bienes de Consumo	1.088.300.000
Servicios no Personales	3.778.519.682
Depreciación y Amortización	1.334.652.600
Transferencias y Donaciones Corrientes	759.500.000
Al Sector Privado	732.500.000
Transferencias Corrientes al Sector Privado	732.500.000
Directas a Personas	732.500.000
Otras Transferencias Directas a Personas	732.500.000
Al Sector Público	27.000.000
Transferencias Corrientes al Sector Público	27.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	27.000.000
C. Resultado Económico :Ahorro	**444.147.400**
II. Cuenta Capital	
A. Ingresos de Capital	**1.778.800.000**
Recursos Propios de Capital	1.778.800.000
Ahorro en la Cuenta Corriente	444.147.400
Incremento de la Depreciación y Amortización Acumuladas	1.334.652.600
B. Gastos de Capital	**1.778.800.000**
Inversion Real Directa	1.778.800.000
Formación Bruta de Capital Fijo	1.495.860.000
Maquinaria, Equipos y Otros Bienes Muebles	1.495.860.000
Bienes Intangibles	282.940.000
C. Resultado Financiero : Equilibrio	
III. Cuenta Financiera	
A. Fuentes Financieras	**159.595.886**
Disminución de la Inversion Financiera	159.595.886
Disminución de Otros Activos Financieros	159.595.886
Disminución de Cuentas por Cobrar a Corto Plazo	159.595.886
Disminución de Otras Cuentas por Cobrar a Corto Plazo	159.595.886
B. Aplicaciones Financieras	**159.595.886**
Inversion Financiera	159.595.886
Incremento de Otros Activos Financieros	159.595.886
Incremento de Otros Activos Financieros Circulantes	159.595.886

A0923
Instituto Universitario de Tecnología del Estado Apure

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO APURE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología del Estado Apure (IUTAP) es una institución científica - educativa fundamentada en los mas sólidos principios de ética, justicia y libertad, cuya misión es formar Técnicos Superiores Universitarios altamente calificados en áreas de su competencia, capaces de contribuir con el desarrollo económico, social y cultural del país y de la región a la cual forman parte, en particular a través de actividades académicas, de investigación, extensión y producción.

El Instituto promueve y organiza la educación permanente para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, así como, el fortalecimiento del análisis crítico de su anticipación y visión de futuro, para la elaboración oportuna de alternativas viables a los problemas de la Región y el País.

El objetivo principal del IUTAP es Formar Técnicos Superiores Universitarios en las carreras de: Tecnología de Producción Agroalimentaria, Construcción Civil y Mecánica; como ciudadanos integrales que ejerzan plenamente sus capacidades humanas para una sociedad democrática, participativa que respondan en forma adecuada a las necesidades científicas, tecnológicas, sociales económicas productivas para el desarrollo local, regional nacional e internacional.

Para el año 2006 siguiendo los lineamientos del Ministerio de Educación Superior, se presenta el presupuesto por proyectos direccionado a cumplir con las principales necesidades de la Institución, enfocado en las políticas del Gobierno Nacional, en la inclusión al sistema de educación superior a la población de menos recursos de la región como también el apoyo a las misiones, desarrollar actividades de extensión, investigación y atendiendo a las necesidades de la comunidad y de la región.

Las estimaciones presupuestarias del ingreso del IUTAP totalizan la cantidad de Bs. 5.160,0 millones desglosada de la siguiente manera: el aporte del Ejecutivo Nacional que representa el 98 % del total del presupuesto de ingresos se ubica en Bs. 5.071,3 millones, colocaciones bancarias Bs. 12,0, millones disponibilidad de caja y banco 36,0 millones e incremento de la depreciación y amortización Bs. 40,0 millones.

Para la estimación de las asignaciones y distribución del aporte presupuestario para el año 2006 y en atención a las prioridades establecidas por la institución, el presupuesto equilibrado de gasto del IUTAP totaliza la cantidad de Bs. 5.160,0 millones distribuidos por proyectos, acciones centralizadas y partidas.

Partidas	Millones de Bs.
Gastos de Personal	2.564,5
Materiales, Suministros y Mercancías	620,1
Servicios no Personales	1. 331,1
Activos Reales	452,6
Disminución de Pasivos	36,0
Transferencias	115,0
Otros Gastos de Instituciones Descentralizadas	40,7
Total	**5.160,0**

Estructura Presupuestaria	Millones de Bs.
Proyectos	3.902,2
Acción Centralizadas	1.257,8
Total	**5.160,0**

Actualmente la Institución presenta ocho proyectos, los cuales desarrollara en el ejercicio económico 2006, encaminado a las necesidades enmarcadas en las políticas institucionales y Objetivos Estratégicos del ejecutivo nacional para así garantizar el normal funcionamiento de las actividades académicas, administrativas, de extensión, de investigación cumpliendo con las acciones y metas establecidas en el Plan Operativo de la Institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**5.083.300.000**
Transferencias y Donaciones Corrientes	5.071.300.000
Del Sector Público	5.071.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	5.071.300.000
De la República	5.071.300.000
Rentas de la Propiedad	12.000.000
Intereses	12.000.000
Intereses Internos	12.000.000
Intereses por Depósitos	12.000.000
Ingresos de Capital	**40.732.470**
Recursos Propios de Capital	40.732.470
Incremento de la Depreciación y Amortización Acumuladas	40.732.470
Fuentes Financieras	**36.000.000**
Disminución de la Inversión Financiera	36.000.000
Disminución de Otros Activos Financieros	36.000.000
Disminución de Disponibilidades	36.000.000
Disminución de Bancos	36.000.000
TOTAL	**5.160.032.470**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**4.671.449.470**
Gastos de Consumo	4.556.449.470
Remuneraciones	2.564.534.623
Sueldos, Salarios y Otras Retribuciones	942.201.900
Beneficios y Complementos de Sueldos y Salarios	1.072.335.870
Aportes Patronales	151.954.459
Prestaciones Sociales y Otras Indemnizaciones	132.295.176
Asistencia Socioeconómica	218.299.004
Otros Gastos de Personal	47.448.214
Bienes y Servicios	1.951.182.377
Bienes de Consumo	620.131.000
Servicios no Personales	1.331.051.377
Depreciación y Amortización	40.732.470
Transferencias y Donaciones Corrientes	115.000.000
Al Sector Privado	115.000.000
Transferencias Corrientes al Sector Privado	115.000.000
Directas a Personas	115.000.000
Otras Transferencias Directas a Personas	115.000.000
Gastos de Capital	**452.583.000**
Inversión Real Directa	452.583.000
Formación Bruta de Capital Fijo	452.583.000
Edificios e Instalaciones	4.000.000
Maquinaria, Equipos y Otros Bienes Muebles	433.583.000
Bienes Preexistentes	15.000.000
Aplicaciones Financieras	**36.000.000**
Disminución de Pasivos	36.000.000
Disminución de Cuentas y Efectos por Pagar	36.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	36.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	5.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	7.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	24.000.000
TOTAL	**5.160.032.470**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A0923-01	Formación de Técnico Superior Universitario en Tecnología de Producción Agroalimentaria	Alumno Atendido	320	40.732.470	1.218.124.370			1.258.856.840
A0923-02	Formación de Técnico Superior Universitario Construcción Civil	Alumno Atendido	190		760.401.627			760.401.627
A0923-03	Formación de Técnico Superior Universitario en Mecánica	Alumno Atendido	204		694.565.533			694.565.533
A0923-04	Atención Integral al Estudiante	Alumno Atendido	714		676.011.000			676.011.000
A0923-05	Desarrollo Artistico Cultural	Actividad	140		132.600.000			132.600.000
A0923-06	Desarrollo Deportivo Recreacional	Actividad	714		188.500.000			188.500.000
A0923-07	Apoyo Administrativo y Docente a la Misión Sucre.	Alumno Atendido	150		51.500.000			51.500.000
A0923-08	Unidad Central de Laboratorio	Alumno Atendido	4		139.753.000			139.753.000
	TOTAL			40.732.470	3.861.455.530			3.902.188.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	48.000.000	1.049.162.867			1.097.162.867
02	Gestión Administrativa		160.681.603			160.681.603
	TOTAL	48.000.000	1.209.844.470			1.257.844.470

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**41**	**574.479.438**
Profesional y Técnico	20	301.867.972
Administrativo	5	36.355.847
Docente	16	236.255.619
Personal Contratado	**46**	**499.577.924**
Profesional y Técnico	4	52.252.080
Administrativo	1	6.336.932
Docente	41	440.988.912
TOTAL	87	1.074.057.362

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.564.534.623
4.02	Materiales, Suministros y Mercancías	620.131.000
4.03	Servicios no Personales	1.331.051.377
4.04	Activos Reales	452.583.000
4.07	Transferencias y Donaciones	115.000.000
4.08	Otros Gastos	40.732.470
4.11	Disminución de Pasivos	36.000.000
	TOTAL	5.160.032.470

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.083.300.000**
Transferencias y Donaciones Corrientes	5.071.300.000
Del Sector Público	5.071.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	5.071.300.000
De la República	5.071.300.000
Recursos Ordinarios	5.071.300.000
Rentas de la Propiedad	12.000.000
Intereses	12.000.000
Intereses Internos	12.000.000
Intereses por Depósitos	12.000.000
B. Gastos Corrientes	**4.671.449.470**
Gastos de Consumo	4.556.449.470
Remuneraciones	2.564.534.623

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
Sueldos, Salarios y Otras Retribuciones	942.201.900
Beneficios y Complementos de Sueldos y Salarios	1.072.335.870
Aportes Patronales	151.954.459
Prestaciones Sociales y Otras Indemnizaciones	132.295.176
Asistencia Socioeconómica	218.299.004
Otros Gastos de Personal	47.448.214
Bienes y Servicios	1.951.182.377
Bienes de Consumo	620.131.000
Servicios no Personales	1.331.051.377
Depreciación y Amortización	40.732.470
Transferencias y Donaciones Corrientes	115.000.000
Al Sector Privado	115.000.000
Transferencias Corrientes al Sector Privado	115.000.000
Directas a Personas	115.000.000
Otras Transferencias Directas a Personas	115.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**411.850.530**
II. Cuenta Capital	
A. Ingresos de Capital	**452.583.000**
Recursos Propios de Capital	452.583.000
Ahorro	411.850.530
Incremento de la Depreciación y Amortización Acumuladas	40.732.470
B. Gastos de Capital	**452.583.000**
Inversión Real Directa	452.583.000
Formación Bruta de Capital Fijo	452.583.000
Edificios e Instalaciones	4.000.000
Maquinaria, Equipos y Otros Bienes Muebles	433.583.000
Bienes Preexistentes	15.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**36.000.000**
Disminución de la Inversión Financiera	36.000.000
Disminución de Otros Activos Financieros	36.000.000
Disminución de Disponibilidades	36.000.000
Disminución de Bancos	36.000.000
B. Aplicaciones Financieras	**36.000.000**
Disminución de Pasivos	36.000.000
Disminución de Cuentas y Efectos por Pagar	36.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	36.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	5.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	7.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	24.000.000

A0924
Instituto Universitario de Tecnología del Estado
Barinas

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO BARINAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El I.U.T. de Barinas es una institución educativa fundamentada en los más sólidos principios de ética, justicia, libertad, corresponsabilidad y tolerancia y cuya misión es la formación de recursos humanos a nivel de Técnico Superior Universitario en las áreas de Electricidad, Mecánica, Construcción Civil y Agroalimentaria, así como el desarrollo de Proyectos de Investigación, Extensión que respondan a las exigencias y necesidades de la región. Formar un profesional cuya conducta de líder sea ética y moralmente sustentada, técnicamente capacitado para dar respuesta eficaz y eficientemente a las necesidades tecnológicas que plantean los diferentes procesos productivos y de servicios para los cuales se calificará capaz de ubicarse como ciudadano con respecto a su compromiso con la Nación, de contribuir a hacer realidad los proyectos y planes necesarios al logro del gran Proyecto Nacional sustentable enmarcado en la en la búsqueda de la mayor suma de felicidad posible para ésta y demás generaciones de venezolanos. Así como para el desarrollo pleno de las potencialidades humanas y ciudadanas del individuo, y, el fortalecimiento del análisis crítico de su anticipación y visión del futuro, para la elaboración oportuna de alternativas viables a los problemas de la región y el país.

Desde esta perspectiva, el desarrollo del Instituto, se fundamenta en la misión y visión de futuro permitiéndole alcanzar sus objetivos prioritarios mediante el compromiso e interacción de todos sus miembros, mas allá de la interacción simple y aislada, en un clima organizacional, con elevados valores éticos y morales, generando conocimientos, metodología y tecnologías en un ambiente caracterizado por la excelencia, la efectividad, el liderazgo y el compromiso con la sociedad.

Entre sus objetivos cabe destacar:

- Constituirse en Institución generadora de respuestas adecuadas, basadas en el desarrollo y consolidación del conocimiento y orientado éste en principio, a dar respuesta oportuna y adecuada a las necesidades sociales sentidas por las comunidades en su área de influencia, como ventajas competitivas que sea transmitido por vía de la docencia, investigación y extensión, fortaleciendo los procesos de cambio de la institución y del país.

- Conducir un proceso de formación de una profesional hábil y útil para ubicarse en un mundo competitivo, globalizado, integrado y en proceso acelerado de transformación y que además posea herramientas para la elevación de la conciencia social, y la generación y uso de conocimientos aplicados al beneficio colectivo y mejoramiento técnico.

- Consolidarse como una institución promotora en la concepción y adaptación de nuevos conocimientos e innovaciones tecnológicas, de acuerdo a las transformaciones del mundo contemporáneo, tanto en el nivel micro socioeconómico como en el macro socioeconómico.

Las directrices estratégicas que permitirán el logro de los objetivos de largo plazo, definidos en el marco de las políticas académicas serán orientados por los proyectos direccionales y proyectos estratégicos contenidos en el Plan de Desarrollo Institucional, los cuales se expresan a continuación con el propósito y los proyectos pertinentes a cada función básica.

Su propósito en el área de enseñanza ampliar el espectro de la formación así como la cuota de ingresos mediante la apertura de nuevos semestres y la construcción y dotación de talleres y laboratorios. En concordancia con la revolución del conocimiento y la reorganización de los mercados de trabajo, producto esto a su vez del movimiento de las tendencias y necesidades sociales con la finalidad de formar recursos emprendedores y flexibles para insertarse en el mercado.

Esta área contiene los siguientes proyectos:

Definición de una política de actualización e innovación curricular, renovación de las estructuras y procesos de formación y desarrollo de los recursos humanos, definición de demandas socio comunitarias de las zonas, ofertas educacionales, revisión de planes curriculares, integración de estudios de pregrado y postgrado.

En el área de Investigación, pretende fomentar la producción de documentos y trabajos de investigación avaluados por diagnósticos situacionales de la zona y con el firme propósito de mejorar las situaciones que así lo ameriten, ubicadas en los espacios sociales.

Entre los proyectos se encuentran: Definición de líneas para fortalecer y consolidar la investigación aplicada, y el postgrado, generación, gestión y transferencia competitiva, sistema integrador postgrado-investigación, dotación de la infraestructura tecnológicas para la investigación y desarrollo de una base integral de conocimiento universitario.

El propósito de las áreas de extensión y divulgación universitaria, es generar y desarrollar una integración sistemática del instituto con su entorno a fin de fortalecer la corresponsabilidad institución-sociedad.

Su principal misión para el 2006 es la generación de proyectos de cooperación interinstitucional que aseguren la máxima cooperación. Las acciones concretas que viabilizan el logro de estos proyectos están en mejorar la relación instituto-comunidad, fomentar la imagen corporativa, fortalecer los convenios interinstitucionales, desarrollar proyectos en las áreas médico, asistencial, deportivas y cívico comunitario, desarrollar redes sociales a través de la investigación-acción, crear sistemas de información que registren los productos de la extensión y mantener informada a la comunidad intra y extra universitaria.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**5.350.000.000**
Transferencias y Donaciones Corrientes	5.350.000.000
Del Sector Público	5.350.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	5.350.000.000
De la República	5.350.000.000
TOTAL	**5.350.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**5.029.413.846**
Gastos de Consumo	4.686.898.446
Remuneraciones	3.807.356.360
Sueldos, Salarios y Otras Retribuciones	1.269.353.186
Beneficios y Complementos de Sueldos y Salarios	234.402.801
Aportes Patronales	142.546.165
Prestaciones Sociales y Otras Indemnizaciones	387.133.787
Asistencia Socioeconómica	412.386.141
Otros Gastos de Personal	1.361.534.280
Bienes y Servicios	879.542.086
Bienes de Consumo	203.181.943
Servicios no Personales	676.360.143
Transferencias y Donaciones Corrientes	342.515.400
Al Sector Privado	342.515.400
Transferencias Corrientes al Sector Privado	342.515.400
Directas a Personas	342.515.400
Otras Transferencias Directas a Personas	342.515.400
Gastos de Capital	**320.586.154**
Inversión Real Directa	320.586.154
Formación Bruta de Capital Fijo	320.586.154
Maquinaria, Equipos y Otros Bienes Muebles	320.586.154
TOTAL	**5.350.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A0924016	Modelo Difusivo de Elementos Finitos, Para Simular Posibles Inundaciones y Aludes Torrenciales en el Área Urbana de la Cuenca del rio Socops, Municipio Antonio José de Sucre del Estado Barinas.	Informe / Reporte	1		8.510.000			8.510.000
A0924008	Tesis Doctoral. Determinación de la Influencia de la Predominancia Cerebral en el Rendimiento Académico Estudiantil Caso: Taller de Informatica	Investigación	4		7.830.000			7.830.000
A0924011	Diseño del Sistema de Evaluación al Desempeño Docente, del Instituto Universitario de Tecnología del Estado Barinas (Iuteba)	Sistema	1		12.400.000			12.400.000
A0924012	Fortalecimiento de los Núcleos de Desarrollo Endógeno del Estado Barinas	Comunidad	7		68.494.568			68.494.568
A0924015	Mejoramiento y Conservación de los Bienes Muebles del IUTBA	Mantenimiento	78		75.219.360			75.219.360
A0924017	Gestión y Apoyo al Proceso de Emancipación Cultural y Deportiva	Actividad	27		172.586.440			172.586.440
A0924018	La Electrónica una Revolución en Tiempos de Revolución	Circuito	5		1.618.600			1.618.600
A0924753	Asistencia Socioeconómica a los Estudiantes del Instituto Universitario de Tecnología del Estado Barinas	Alumno Atendido	5.688		524.742.572			524.742.572
A0924029	Formación de TSU en Tecnología de Producción Agroalimentaria	Alumno Atendido	236		1.009.496.165			1.009.496.165
A0924023	Formación de TSU en Tecnología Eléctrica	Alumno Atendido	367		925.543.021			925.543.021
A0924028	Difusión y Divulgación: Vinculacisn Acadlmica Para la Transformacisn Social	Evento / Publicidad	20		36.221.298			36.221.298
A0924027	Vinculación Social Comunitaria Para la Transformación Social	Taller / Jornada / Reunión	25		14.087.000			14.087.000
A0924025	Formación de TSU en Mecánica	Alumno Atendido	. 350		977.120.037			977.120.037
A0924024	Formación de TSU en Construcción Civil	Alumno Atendido	330		969.130.939			969.130.939
	TOTAL				4.803.000.000			4.803.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
02	Gestión Administrativa		547.000.000			547.000.000
	TOTAL		547.000.000			547.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**84**	**673.589.285**
Directivo	3	14.494.964
Profesional y Técnico	25	325.542.447
Administrativo	20	116.897.290
Docente	28	166.476.940
Obrero	8	50.177.644
Personal Contratado	**87**	**830.166.702**
Profesional y Técnico	15	122.573.753
Administrativo	5	36.115.520
Docente	67	671.477.429
TOTAL	**171**	**1.503.755.987**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.807.356.360
4.02	Materiales, Suministros y Mercancías	203.181.943
4.03	Servicios no Personales	676.360.143
4.04	Activos Reales	320.586.154
4.07	Transferencias y Donaciones	342.515.400
	TOTAL	**5.350.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.350.000.000**
Transferencias y Donaciones Corrientes	5.350.000.000
Del Sector Público	5.350.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	5.350.000.000
De la República	5.350.000.000
Recursos Ordinarios	5.350.000.000
B. Gastos Corrientes	**5.029.413.846**
Gastos de Consumo	4.686.898.446
Remuneraciones	3.807.356.360
Sueldos, Salarios y Otras Retribuciones	1.269.353.186
Beneficios y Complementos de Sueldos y Salarios	234.402.801
Aportes Patronales	142.546.165
Prestaciones Sociales y Otras Indemnizaciones	387.133.787

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Asistencia Socioeconómica	412.386.141
Otros Gastos de Personal	1.361.534.280
Bienes y Servicios	879.542.086
Bienes de Consumo	203.181.943
Servicios no Personales	676.360.143
Transferencias y Donaciones Corrientes	342.515.400
Al Sector Privado	342.515.400
Transferencias Corrientes al Sector Privado	342.515.400
Directas a Personas	342.515.400
Otras Transferencias Directas a Personas	342.515.400
C. Resultado Económico: Ahorro	**320.586.154**
II. Cuenta Capital	
A. Ingresos de Capital	**320.586.154**
Recursos Propios de Capital	320.586.154
Ahorro en la Cuenta Corriente	320.586.154
B. Gastos de Capital	**320.586.154**
Inversión Real Directa	320.586.154
Formación Bruta de Capital Fijo	320.586.154
Maquinaria, Equipos y Otros Bienes Muebles	320.586.154
C. Resultado Financiero: Equilibrado	

A0925
Instituto Universitario de Tecnología del Estado Bolívar

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA DEL ESTADO BOLÍVAR

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología del Estado Bolívar, fundamenta su misión en los principios de justicia, equidad y excelencia académica para formar profesionales universitarios en las áreas de: Electricidad, Geología y Minas, Mecánica y Sistemas Industriales, altamente calificados y capaces de contribuir con el desarrollo económico, social y cultural del país en general y la Región Guayana en particular, a través de las actividades académicas, investigación, extensión y producción.

Esta institución, proyecta atender para el 2006 una matrícula de 1.066 estudiantes, además ofrecerá los servicios estudiantiles de: becas, servicio médico-odontológico, ayudantías y orientación.

Para apoyar la gestión, el Instituto Universitario contará con una plantilla de recursos humanos compuesta por 191 trabajadores.

Dentro de los aspectos resaltantes de la gestión educativa desarrollada por el Instituto Universitario, destaca la celebración de convenios interinstitucionales con diferentes organismos locales, regionales y nacionales; lo que ha propiciado intercambios en el área académica, técnica, de investigación, comunal, tecnológica y social; a través de las cuales los estudiantes adquieren conocimientos y prácticas vinculadas con las especialidades que cursan, permitiéndoles la integración en la problemática del entorno, a fin de buscar las posibles soluciones de los mismos, cumpliendo de esa manera la Institución con el desarrollo de los programas de docencia, investigación y extensión.

Para el ejercicio fiscal 2006 se proyecta alcanzar las siguientes acciones:

- Celebrar convenios interinstitucionales, como apoyo a los programas académicos, de investigación y extensión.

- Acondicionar, ampliar y dotar las áreas académicas, administrativas y servicios de la Institución, a fin de crear un ambiente laboral óptimo para el desempeño estudiantil y laboral.

- Implementar programas de ayudas socio-económicas a los estudiantes lutebistas con el propósito de contribuir con el rendimiento académico.

- Contar con una planta de profesores ordinarios, seleccionados, previo concurso de oposición y profesores contratados, de acuerdo al concurso de credenciales.

- Realizar actividades de investigación y extensión, las cuales están fundamentalmente asociadas a los programas de docentes.

- Disponer de laboratorios y talleres dotados con los equipos modernos e insumos para que los estudiantes puedan adquirir las competencias y habilidades requeridas para el desarrollo industrial de la región.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**7.701.700.000**
Transferencias y Donaciones Corrientes	7.506.700.000
Del Sector Público	7.506.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	7.506.700.000
De la República	7.506.700.000
Ingresos de Operación	15.000.000
Otros Ingresos de Operación	15.000.000
Rentas de la Propiedad	10.000.000
Intereses	10.000.000
Intereses Internos	10.000.000
Intereses por Depósitos	10.000.000
Otros Ingresos	170.000.000
Otros Ingresos Ajenos a la Operación	170.000.000
Fuentes Financieras	**30.000.000**
Disminución de la Inversión Financiera	30.000.000
Disminución de Otros Activos Financieros	30.000.000
Disminución de Disponibilidades	30.000.000
Disminución de Bancos	30.000.000
TOTAL	**7.731.700.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**7.172.994.337**
Gastos de Consumo	6.903.514.337
Remuneraciones	5.834.927.838
Sueldos, Salarios y Otras Retribuciones	1.833.174.471
Beneficios y Complementos de Sueldos y Salarios	2.283.094.691
Aportes Patronales	318.461.751
Prestaciones Sociales y Otras Indemnizaciones	490.504.152
Asistencia Socioeconómica	750.064.864
Otros Gastos de Personal	159.627.909
Bienes y Servicios	1.068.586.499
Bienes de Consumo	241.204.584
Servicios no Personales	827.381.915
Transferencias y Donaciones Corrientes	269.480.000
Al Sector Privado	269.480.000
Transferencias Corrientes al Sector Privado	269.480.000
Directas a Personas	251.480.000
Otras Transferencias Directas a Personas	251.480.000
Otras Transferencias Corrientes Internas al Sector Privado	18.000.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**528.705.663**
Inversión Real Directa	528.705.663
Formación Bruta de Capital Fijo	528.705.663
Edificios e Instalaciones	300.000.000
Maquinaria, Equipos y Otros Bienes Muebles	218.705.663
Bienes Preexistentes	10.000.000
Aplicaciones Financieras	**30.000.000**
Disminución de Pasivos	30.000.000
Disminución de Cuentas y Efectos por Pagar	30.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	30.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	5.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	25.000.000
TOTAL	**7.731.700.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25293	Formación de Técnicos Superiores en Electricidad	Matrícula	270		1.606.311.615			1.606.311.615
25386	Formación de Técnicos Superiores en Geologla y Minas	Alumno Atendido	220		1.501.220.230			1.501.220.230
25341	Formación de Técnicos Superiores Universitarios en Mecánica	Alumno Atendido	286		1.637.122.472			1.637.122.472
25400	Brindar Asistencia Económica y Social al Estudiante con el fin de Optimizar su Rendimiento Académico.	Beca	1.100		227.210.000			227.210.000
25346	Formación de Técnicos Universitarios en Sistemas Industriales	Alumno Atendido	290		1.421.473.390			1.421.473.390
25529	Formar Integralmente a los Estudiantes a través de Cursos, Talleres y Jornadas Para Evaluar su Crecimiento Académico, Laboral y Personal.	Capacitación	500		12.011.365			12.011.365
25516	Consolidar Grupos Culturales y Deportivos	Equipo	15		40.284.000			40.284.000
25599	Ejecutar Proyectos de Construcción	Metro Cuadrado	347		304.000.000			304.000.000
25725	Ejecutar Proyectos de Recuperación y Adecuación de Bienes Inmuebles.	Metro Cuadrado	70		32.125.000			32.125.000
25743	Proyección Institucional y Servicio Social a la Comunidad	Persona Atendida	168		16.349.500			16.349.500
25720	Promover la Cultura y el Deporte a Nivel Regional y Nacional	Evento	31		95.160.000			95.160.000
25595	Participación, Asistencia y Realización de Eventos Científicos - Técnicos.	Evento	45		27.232.428			27.232.428
	TOTAL				6.920.500.000			6.920.500.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		165.711.131			165.711.131
02	Gestión Administrativa	225.000.000	420.488.869			645.488.869
	TOTAL	225.000.000	586.200.000			811.200.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**100**	**1.281.120.274**
Profesional y Técnico	52	763.103.110
Administrativo	6	40.005.843
Docente	23	357.359.028
Obrero	19	120.652.293
Personal Contratado	**91**	**856.178.280**
Profesional y Técnico	13	147.012.492
Administrativo	19	97.722.720
Docente	52	575.602.068
Obrero	7	35.841.000
TOTAL	**191**	**2.137.298.554**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	5.834.927.838
4.02	Materiales, Suministros y Mercancías	241.204.584
4.03	Servicios no Personales	827.381.915
4.04	Activos Reales	528.705.663
4.07	Transferencias y Donaciones	269.480.000
4.11	Disminución de Pasivos	30.000.000
	TOTAL	**7.731.700.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.701.700.000**
Transferencias y Donaciones Corrientes	7.506.700.000
Del Sector Público	7.506.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	7.506.700.000
De la República	7.506.700.000
Recursos Ordinarios	7.506.700.000
Ingresos de Operación	15.000.000
Otros Ingresos de Operación	15.000.000
Rentas de la Propiedad	10.000.000
Intereses	10.000.000
Intereses Internos	10.000.000
Intereses por Depósitos	10.000.000
Otros Ingresos	170.000.000
Otros Ingresos Ajenos a la Operación	170.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
B. Gastos Corrientes	**7.172.994.337**
Gastos de Consumo	6.903.514.337
Remuneraciones	5.834.927.838
Sueldos, Salarios y Otras Retribuciones	1.833.174.471
Beneficios y Complementos de Sueldos y Salarios	2.283.094.691
Aportes Patronales	318.461.751
Prestaciones Sociales y Otras Indemnizaciones	490.504.152
Asistencia Socioeconómica	750.064.864
Otros Gastos de Personal	159.627.909
Bienes y Servicios	1.068.586.499
Bienes de Consumo	241.204.584
Servicios no Personales	827.381.915
Transferencias y Donaciones Corrientes	269.480.000
Al Sector Privado	269.480.000
Transferencias Corrientes al Sector Privado	269.480.000
Directas a Personas	251.480.000
Otras Transferencias Directas a Personas	251.480.000
Otras Transferencias Corrientes Internas al Sector Privado	18.000.000
C. Resultado Económico: Ahorro	**528.705.663**
II. Cuenta Capital	
A. Ingresos de Capital	**528.705.663**
Recursos Propios de Capital	528.705.663
Ahorro	528.705.663
B. Gastos de Capital	**528.705.663**
Inversión Real Directa	528.705.663
Formación Bruta de Capital Fijo	528.705.663
Edificios e Instalaciones	300.000.000
Maquinaria, Equipos y Otros Bienes Muebles	218.705.663
Bienes Preexistentes	10.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**30.000.000**
Disminución de la Inversión Financiera	30.000.000
Disminución de Otros Activos Financieros	30.000.000
Disminución de Disponibilidades	30.000.000
Disminución de Bancos	30.000.000
B. Aplicaciones Financieras	**30.000.000**
Disminución de Pasivos	30.000.000
Disminución de Cuentas y Efectos por Pagar	30.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	30.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	5.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	25.000.000

A0942
Universidad Bolivariana de Venezuela (UBV)

UNIVERSIDAD BOLIVARIANA DE VENEZUELA (UBV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La UBV, como Institución Académica responsable de formar profesionales que requiere el modelo de desarrollo endógeno económico y social para una sociedad democrática, participativa, protagónica, multiética y pluricultural, desarrolla programas de protección socioeconómica para sus estudiantes en cuanto a: becas, comedor, transporte y residencias estudiantes. Así mismo es responsable de impulsar el desarrollo de la Investigación en los procesos de formación y proyección social para lo cual es necesario la actualización de la infraestructura tecnológica, formación de docentes en el cuarto nivel, financiamiento de proyectos de investigación, control y evaluación, de los programas de inserción socio educativa.

La consolidación de la Institución para el ejercicio económico 2006 permitirá su expansión a otras regiones del país mediante el logro de sus objetivos entre los cuales destacan:

- Lograr la participación amplia, democrática y responsable de la comunidad universitaria en las deliberaciones, decisiones y proyectos institucionales.
- Lograr calidad y pertinencia de sus programas de formación y producción de conocimientos y de producción social.
- Crear condiciones institucionales de igualdad para el acceso y el desempeño estudiantil.
- Formar profesionales con pertinencia social, de pensamiento estratégico, capaces de entender las lógicas sociales y emprender procesos de transformaciones de su entorno. .
- Formar profesionales con sentido critico, impulsores de valores ciudadanos para mantener sistemas relacionados con un modelo donde la cultura de la paz, de la negociación, del dialogo se impongan como fundamentos del desarrollo democrático

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**104.993.832.000**
Transferencias y Donaciones Corrientes	104.993.832.000
Del Sector Público	104.993.832.000
Transferencias Corrientes Internas Recibidas del Sector Público	104.993.832.000
De la República	104.993.832.000
Fuentes Financieras	**36.037.536.867**
Disminucion de la Inversion Financiera	36.037.536.867
Disminución de Otros Activos Financieros	36.037.536.867
Disminución de Disponibilidades	28.147.020.712
Disminución de Bancos	28.147.020.712
Disminución de Cuentas por Cobrar a Corto Plazo	7.890.516.155
Disminución de Otras Cuentas por Cobrar a Corto Plazo	7.890.516.155
TOTAL	**141.031.368.867**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**124.907.367.879**
Gastos de Consumo	116.681.367.879
Remuneraciones	77.792.727.570
Sueldos, Salarios y Otras Retribuciones	24.369.841.660
Beneficios y Complementos de Sueldos y Salarios	29.861.315.348
Aportes Patronales	3.779.399.472
Prestaciones Sociales y Otras Indemnizaciones	5.211.919.916
Asistencia Socioeconómica	14.570.251.174
Bienes y Servicios	38.888.640.309
Bienes de Consumo	23.648.986.813
Servicios no Personales	15.239.653.496
Transferencias y Donaciones Corrientes	8.226.000.000
Al Sector Privado	8.226.000.000
Transferencias Corrientes al Sector Privado	8.226.000.000
Directas a Personas	8.226.000.000
Otras Transferencias Directas a Personas	8.226.000.000
Gastos de Capital	**10.485.414.911**
Inversion Real Directa	10.485.414.911
Formación Bruta de Capital Fijo	10.485.414.911
Maquinaria, Equipos y Otros Bienes Muebles	10.485.414.911
Aplicaciones Financieras	**5.638.586.077**
Disminucion de Pasivos	5.638.586.077
Disminución de Cuentas y Efectos por Pagar	2.656.560.966
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.656.560.966
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	733.142.219
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.656.584.818
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	266.833.929
Disminución de Otros Pasivos	2.982.025.111
Disminución de Provisiones y Reservas Técnicas	2.982.025.111
Disminución de Provisiones	2.982.025.111
Disminución de Otras Provisiones	2.982.025.111
TOTAL	**141.031.368.867**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Formación de Pregrado en Carreras Largas	Alumno Atendido	34.292		51.349.162.512			51.349.162.512
02	Formación de Postgrado	Programa	3	305.994.025				305.994.025
03	Gerencia, Divulgación y Aplicación del Conocimiento	Programa	3	658.646.771				658.646.771
04	Intercambio del Conocimiento con la Sociedad	Taller/ Jornada / Reunión	48	3.872.658.577				3.872.658.577
05	Captación y Formación Integral del Estudiante	Alumno Atendido	34.292	757.726.215				757.726.215
06	Fortalecimiento y Desarrollo de Gestión Científica y Tecnológica y Humanística	Plataforma / Equipo	1	6.147.421.701				6.147.421.701
07	Desarrollo y Conservación de la Planta Física	Mantenimiento Realizado	36	20.222.351.524	4.663.627.550			24.885.979.074
08	Brindar un Soporte Asistencial de Prevención de Salud a la Comunidad Ubevista y su Entorno	Comunidad	5.000	1.148.675.576				1.148.675.576
09	Fortalecimiento del Programa de Atención Socio - Económica	Alumno Atendido	34.292		18.660.411.929			18.660.411.929
	TOTAL			33.113.474.389	74.673.201.991			107.786.676.380

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		17.753.769.298			17.753.769.298
02	Gestión Administrativa	2.924.062.478	12.566.860.711			15.490.923.189
	TOTAL	2.924.062.478	30.320.630.009			33.244.692.487

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Contratado	**2.641**	**28.823.496.503**
Directivo	20	479.361.160
Profesional y Técnico	449	5:162.191.294
Administrativo	165	982.245.883
Docente	1.500	18.689.097.873
Obrero	507	3.510.600.293
TOTAL	**2.641**	**28.823.496.503**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	77.792.727.570
4.02	Materiales, Suministros y Mercancías	23.648.986.813
4.03	Servicios no Personales	15.239.653.496
4.04	Activos Reales	10.485.414.911
4.07	Transferencias y Donaciones	8.226.000.000
4.11	Disminución de Pasivos	5.638.586.077
	TOTAL	**141.031.368.867**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**104.993.832.000**
Transferencias y Donaciones Corrientes	104.993.832.000
Del Sector Público	104.993.832.000
Transferencias Corrientes Internas Recibidas del Sector Público	104.993.832.000
De la República	104.993.832.000
Recursos Ordinarios	104.993.832.000
B. Gastos Corrientes	**124.907.367.879**
Gastos de Consumo	116.681.367.879
Remuneraciones	77.792.727.570
Sueldos, Salarios y Otras Retribuciones	24.369.841.660
Beneficios y Complementos de Sueldos y Salarios	29.861.315.348
Aportes Patronales	3.779.399.472
Prestaciones Sociales y Otras Indemnizaciones	5.211.919.916
Asistencia Socioeconómica	14.570.251.174
Bienes y Servicios	38.888.640.309
Bienes de Consumo	23.648.986.813

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Servicios no Personales	15.239.653.496
Transferencias y Donaciones Corrientes	8.226.000.000
Al Sector Privado	8.226.000.000
Transferencias Corrientes al Sector Privado	8.226.000.000
Directas a Personas	8.226.000.000
Otras Transferencias Directas a Personas	8.226.000.000
C. Resultado Económico:Desahorro	**(19.913.535.879)**
II. Cuenta Capital	
A. Ingresos de Capital	**(19.913.535.879)**
Recursos Propios de Capital	(19.913.535.879)
Desahorro en la Cuenta Corriente	(19.913.535.879)
B. Gastos de Capital	**10.485.414.911**
Inversion Real Directa	10.485.414.911
Formación Bruta de Capital Fijo	10.485.414.911
Maquinaria, Equipos y Otros Bienes Muebles	10.485.414.911
C. Resultado Financiero:Déficit	**(30.398.950.790)**
III. Cuenta Financiera	
A. Fuentes Financieras	**36.037.536.867**
Disminucion de la Inversion Financiera	36.037.536.867
Disminución de Otros Activos Financieros	36.037.536.867
Disminución de Disponibilidades	28.147.020.712
Disminución de Bancos	28.147.020.712
Disminución de Cuentas por Cobrar a Corto Plazo	7.890.516.155
Disminución de Otras Cuentas por Cobrar a Corto Plazo	7.890.516.155
B. Aplicaciones Financieras	**36.037.536.867**
Disminucion de Pasivos	5.638.586.077
Disminución de Cuentas y Efectos por Pagar	2.656.560.966
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.656.560.966
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	733.142.219
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.656.584.818
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	266.833.929
Disminución de Otros Pasivos	2.982.025.111
Disminución de Provisiones y Reservas Técnicas	2.982.025.111
Disminución de Provisiones	2.982.025.111
Disminución de Otras Provisiones	2.982.025.111
Déficit Financiero	30.398.950.790

INSTITUTO UNIVERSITARIO DE TECNOLOGÍA LA FRÍA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Tecnología La Fría (IUTLAF) es una institución de carácter público, que tiene como tarea fundamental formar integralmente a profesionales en las áreas de agroalimentaria, industrial y tecnología; con énfasis en el trabajo creador, productivo y autónomo. Durante el período de preparación, los estudiantes son formados, con gran sensibilidad humana, espíritu emprendedor, compromiso social, conciencia ecológica; con profundos valores éticos, patrióticos y democráticos. Estas cualidades permitirán a los profesionales guiar de la mejor manera sus vidas y la de sus semejantes; resolver los problemas científicos, técnicos, económicos y sociales propios del contexto; además, contribuir para elevar la calidad de vida personal, familiar, comunitaria y ambiental.

La Misión del IUTLAF es consolidarse como una institución de educación superior, de excelencia académica con el concurso de toda la comunidad universitaria y actores sociales; protagónica de una formación integral y liberadora de cada hombre y cada mujer, a la vez, que propulsora de la transformación socio-cultural y política; orientada por los principios del desarrollo endógeno- sustentable, equidad, justicia social, soberanía nacional, paz y bien común.

El Instituto Universitario de Tecnología La Fría tiene como actividad principal, formar profesionales universitarios, en la modalidad de técnico superior, competentes y emprendedores capaces de contribuir activamente con la transformación social y de responder eficientemente a las necesidades científicas, tecnológicas, sociales, económicas, productivas, inherentes al desarrollo local, regional, nacional e internacional.

La nueva carrera de instalación y mantenimiento de equipos y redes informáticos surge como herramienta para facilitar el desarrollo tecnológico auspiciado por el convenio informático con la republica socialista de china, los profesionales egresados de este programa carrera estarán capacitados para realizar actividades de ensamblaje instalación y reparación de equipos y redes informáticos y electrónicos.

Hacia el logro de las acciones expresadas en los Proyectos y Acciones Centralizadas, el Instituto dispondrá de Bs. 3.678,2 millones, correspondiéndole al Aporte Fiscal del Ministerio de Educación Superior Bs. 2.678,2 millones, ingresos de la renta de la propiedad proveniente de intereses por colocaciones Bs. 80,0 millones y la utilización de la disponibilidad de caja y bancos Bs. 920,0 millones.

En cuanto a la distribución por categoría presupuestaria se tiene que los Proyectos consumen Bs. 2.745,8 millones y las Acciones Centralizadas demandan Bs. 932,4 millones.

Finalmente, el IUTLAF, espera atender una matrícula de 720 alumnos, disponiendo de una plantilla de personal 51 docente.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**2.758.200.000**
Transferencias y Donaciones Corrientes	2.678.200.000
Del Sector Público	2.678.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.678.200.000
De la República	2.678.200.000
Rentas de la Propiedad	80.000.000
Intereses	80.000.000
Intereses Internos	80.000.000
Intereses por Depósitos	80.000.000
Fuentes Financieras	**920.000.004**
Disminución de la Inversion Financiera	920.000.004
Disminución de Otros Activos Financieros	920.000.004
Disminución de Disponibilidades	920.000.004
Disminución de Bancos	920.000.004
TOTAL	**3.678.200.004**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.224.418.969**
Gastos de Consumo	3.163.740.939
Remuneraciones	2.353.515.896
Sueldos, Salarios y Otras Retribuciones	764.758.860
Beneficios y Complementos de Sueldos y Salarios	917.419.193
Aportes Patronales	175.784.905
Prestaciones Sociales y Otras Indemnizaciones	194.076.657
Asistencia Socioeconómica	269.555.149
Otros Gastos de Personal	31.921.132
Bienes y Servicios	810.225.043
Bienes de Consumo	123.700.672
Servicios no Personales	686.524.371
Transferencias y Donaciones Corrientes	60.678.030
Al Sector Privado	60.678.030
Donaciones Corrientes al Sector Privado	60.678.030
Donaciones a Personas	60.678.030
Gastos de Capital	**453.781.035**
Inversion Real Directa	453.781.035
Formación Bruta de Capital Fijo	453.781.035
Edificios e Instalaciones	50.433.057
Maquinaria, Equipos y Otros Bienes Muebles	295.198.392
Bienes Preexistentes	17.905.510
Construcciones de Bienes de Dominio Privado	90.244.076
TOTAL	**3.678.200.004**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A0946001	Formación de tsu en Tecnología de Producción Agroalimentaria	Alumno Atendido	300	218.195.523	980.746.863			1.198.942.386
A0946002	Formación de tsu en Tecnología de Producción Agroindustrial	Alumno	240	164.375.004	836.604.752			1.000.979.756
A0946003	Formación de tsu en Instalación y Mantenimiento de Equipos y Redes Informaticos	Alumno	180	91.378.852	244.730.842			336.109.694
A0946010	Asistencia Socioeconómica al Estudiante	Servicio	2	57.022.457	152.717.543			209.740.000
	TOTAL			530.971.836	2.214.800.000			2.745.771.836

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	81.492.359	82.482.115			163.974.474
02	Gestión Administrativa	387.535.809	380.917.885			768.453.694
03	Previsión y Protección Social					
06	Otras					
	TOTAL	469.028.168	463.400.000			932.428.168

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**59**	**701.334.564**
Directivo	3	77.643.024
Profesional y Técnico	16	230.790.761
Administrativo	4	25.916.251
Docente	36	366.984.528
Personal Contratado	**15**	**186.204.420**
Docente	15	186.204.420
TOTAL	**74**	**887.538.984**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.353.515.896
4.02	Materiales, Suministros y Mercancías	123.700.672
4.03	Servicios no Personales	686.524.371
4.04	Activos Reales	453.781.035
4.07	Transferencias y Donaciones	60.678.030
	TOTAL	**3.678.200.004**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.758.200.000**
Transferencias y Donaciones Corrientes	2.678.200.000
Del Sector Público	2.678.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.678.200.000
De la República	2.678.200.000
Recursos Ordinarios	2.678.200.000
Rentas de la Propiedad	80.000.000
Intereses	80.000.000
Intereses Internos	80.000.000
Intereses por Depósitos	80.000.000
B. Gastos Corrientes	**3.224.418.969**
Gastos de Consumo	3.163.740.939
Remuneraciones	2.353.515.896
Sueldos, Salarios y Otras Retribuciones	764.758.860
Beneficios y Complementos de Sueldos y Salarios	917.419.193
Aportes Patronales	175.784.905

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Prestaciones Sociales y Otras Indemnizaciones	194.076.657
Asistencia Socioeconómica	269.555.149
Otros Gastos de Personal	31.921.132
Bienes y Servicios	810.225.043
Bienes de Consumo	123.700.672
Servicios no Personales	686.524.371
Transferencias y Donaciones Corrientes	60.678.030
Al Sector Privado	60.678.030
Donaciones Corrientes al Sector Privado	60.678.030
Donaciones a Personas	60.678.030
C. Resultado Económico: Desahorro	**(466.218.969)**
II. Cuenta Capital	
A. Ingresos de Capital	**(466.218.969)**
Recursos Propios de Capital	(466.218.969)
Desahorro en la Cuenta Corriente	(466.218.969)
B. Gastos de Capital	**453.781.035**
Inversion Real Directa	453.781.035
Formación Bruta de Capital Fijo	453.781.035
Edificios e Instalaciones	50.433.057
Maquinaria, Equipos y Otros Bienes Muebles	295.198.392
Bienes Preexistentes	17.905.510
Construcciones de Bienes de Dominio Privado	90.244.076
C. Resultado Financiero: Déficit	**(920.000.004)**
III. Cuenta Financiera	
A. Fuentes Financieras	**920.000.004**
Disminución de la Inversion Financiera	920.000.004
Disminución de Otros Activos Financieros	920.000.004
Disminución de Disponibilidades	920.000.004
Disminución de Bancos	920.000.004
B. Aplicaciones Financieras	**920.000.004**
Déficit Financiero	920.000.004

36
Ministerio de Comunicación e Información

A0076

Servicio Autónomo Radio Nacional de Venezuela

SERVICIO AUTÓNOMO RADIO NACIONAL DE VENEZUELA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Radio Nacional de Venezuela, como la representación del Estado venezolano en el medio radiofónico, tiene la responsabilidad de llevar la señal a todo el ámbito de la geografía nacional y cumplir el objetivo fundamental de informar, educar, entretener y contribuir al desarrollo de sus pobladores.

El circuito de emisoras de RNV, tiene el mandato de ubicarse estratégicamente en cada región del país, a fin de ofrecer una estructura comunicacional, que impulse el modelo de desarrollo económico y social democrático, participativo y protagónico, definido en la constitución de la Republica Bolivariana de Venezuela.

Por estas razones, las emisoras del circuito deben ser capaces de generar y enlazar señales de programas regionales y nacionales, de tal modo que propicien al mismo tiempo, la auténtica expresión y participación local y regional, así como la generación de contenidos que refuercen la identidad nacional.

Radio Nacional de Venezuela, se ha planteado una estrategia para ampliar, equipar y fortalecer la cobertura a nivel nacional e internacional, así como también, regionalizar la emisora y desarrollar los centros multimedios comunitarios.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**7.381.390.465**
Transferencias y Donaciones Corrientes	3.325.026.465
Del Sector Público	3.325.026.465
Transferencias Corrientes Internas Recibidas del Sector Público	3.325.026.465
De la República	3.325.026.465
Venta de Bienes y Servicios de las Administraciones Públicas	4.001.404.000
Venta de Servicios	4.001.404.000
Rentas de la Propiedad	54.960.000
Intereses	54.960.000
Intereses Internos	54.960.000
Intereses por Depósitos	54.960.000
Ingresos de Capital	**230.044.436**
Recursos Propios de Capital	230.044.436
Incremento de la Depreciación y Amortización Acumuladas	230.044.436
TOTAL	**7.611.434.901**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**5.310.990.543**
Gastos de Consumo	4.893.486.273
Remuneraciones	3.500.016.120
Sueldos, Salarios y Otras Retribuciones	2.748.102.272
Beneficios y Complementos de Sueldos y Salarios	751.913.848
Bienes y Servicios	1.163.425.717
Bienes de Consumo	107.156.136
Servicios no Personales	1.056.269.581
Depreciación y Amortización	230.044.436
Transferencias y Donaciones Corrientes	417.504.270
Al Sector Privado	417.504.270
Transferencias Corrientes al Sector Privado	417.504.270
Directas a Personas	417.504.270
Pensiones y Otros Beneficios Asociados	129.412.784
Jubilaciones y Otros Beneficios Asociados	288.091.486
Gastos de Capital	**2.300.444.358**
Inversión Real Directa	2.300.444.358
Formación Bruta de Capital Fijo	2.300.444.358
Maquinaria, Equipos y Otros Bienes Muebles	2.300.444.358
TOTAL	**7.611.434.901**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
RNV0006	RNV-Reestructuración de la Radio Nacional de Venezuela (Gaceta Oficial N° 38164 de Fecha 12/04/2005)	Plataforma / Equipo	1		2.300.444.358			2.300.444.358
	TOTAL				2.300.444.358			2.300.444.358

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	2.475.434.013	1.024.582.107			3.500.016.120
02	Gestión Administrativa	1.163.425.717			230.044.436	1.393.470.153
03	Previsión y Protección Social	417.504.270				417.504.270
	TOTAL	4.056.364.000	1.024.582.107		230.044.436	5.310.990.543

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**173**	**1.608.059.539**
Directivo	5	179.514.517
Profesional y Técnico	38	498.141.581
Administrativo	108	745.483.019
Obrero	22	184.920.422
Personal Contratado	**170**	**1.196.708.030**
Profesional y Técnico	170	1.196.708.030
TOTAL	**343**	**2.804.767.569**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**44**	**327.685.417**
Jubilado	29	224.155.190
Pensionado	15	103.530.227
Obrero	**1**	**6.318.000**
Jubilado	1	6.318.000
TOTAL	**45**	**334.003.417**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.500.016.120
4.02	Materiales, Suministros y Mercancías	107.156.136
4.03	Servicios no Personales	1.056.269.581
4.04	Activos Reales	2.300.444.358
4.07	Transferencias y Donaciones	417.504.270
4.08	Otros Gastos	230.044.436
	TOTAL	**7.611.434.901**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**7.381.390.465**
Transferencias y Donaciones Corrientes	3.325.026.465
Del Sector Público	3.325.026.465
Transferencias Corrientes Internas Recibidas del Sector Público	3.325.026.465
De la República - Recursos Ordinarios	3.325.026.465
Venta de Bienes y Servicios de las Administraciones Públicas	4.001.404.000
Venta de Servicios	4.001.404.000
Rentas de la Propiedad	54.960.000
Intereses	54.960.000
Intereses Internos	54.960.000
Intereses por Depósitos	54.960.000
B. Gastos Corrientes	**5.310.990.543**
Gastos de Consumo	4.893.486.273
Remuneraciones	3.500.016.120
Sueldos, Salarios y Otras Retribuciones	2.748.102.272
Beneficios y Complementos de Sueldos y Salarios	751.913.848
Bienes y Servicios	1.163.425.717
Bienes de Consumo	107.156.136
Servicios no Personales	1.056.269.581
Depreciación y Amortización	230.044.436
Transferencias y Donaciones Corrientes	417.504.270
Al Sector Privado	417.504.270
Transferencias Corrientes al Sector Privado	417.504.270
Directas a Personas	417.504.270
Pensiones y Otros Beneficios Asociados	129.412.784
Jubilaciones y Otros Beneficios Asociados	288.091.486
C. Resultado Económico:Ahorro/(Desahorro)	**2.070.399.922**
II. Cuenta Capital	
A. Ingresos de Capital	**2.300.444.358**
Recursos Propios de Capital	2.300.444.358
Ahorro en la Cuenta Corriente	2.070.399.922
Incremento de la Depreciación y Amortización Acumuladas	230.044.436
B. Gastos de Capital	**2.300.444.358**
Inversión Real Directa	2.300.444.358
Formación Bruta de Capital Fijo	2.300.444.358
Maquinaria, Equipos y Otros Bienes Muebles	2.300.444.358
C. Resultado Financiero: Equilibrado	

A0079

Servicio Autónomo Imprenta Nacional y Gaceta Oficial

SERVICIO AUTÓNOMO IMPRENTA NACIONAL Y GACETA OFICIAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Servicio Autónomo Imprenta Nacional y Gaceta Oficial, constituye el Órgano Oficial del Estado Venezolano, líder en la comunicación y normativa del país, en el área de la impresión y las artes gráficas; de allí, que su objetivo fundamental es dirigir y coordinar la promoción de las publicaciones oficiales, incluyendo la edición e impresión de la Gaceta Oficial; asimismo, editar y difundir información de interés nacional e internacional, así como todo tipo de trabajos tipográficos, tanto del sector público e instituciones del Estado, a través de los medios impresos o por otras técnicas avanzadas de reproducción gráfica.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**6.498.728.424**
Transferencias y Donaciones Corrientes	874.791.634
Del Sector Público	874.791.634
Transferencias Corrientes Internas Recibidas del Sector Público	874.791.634
De la República	874.791.634
Venta de Bienes y Servicios de las Administraciones Públicas	5.610.966.350
Venta de Servicios	5.610.966.350
Rentas de la Propiedad	12.970.440
Intereses	12.970.440
Intereses Internos	12.970.440
Intereses por Depósitos	12.970.440
TOTAL	**6.498.728.424**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**6.498.728.424**
Gastos de Consumo	5.773.050.316
Remuneraciones	1.638.126.372
Sueldos, Salarios y Otras Retribuciones	1.638.126.372
Bienes y Servicios	4.134.923.944
Bienes de Consumo	3.101.042.583
Servicios no Personales	1.033.881.361
Transferencias y Donaciones Corrientes	725.678.108
Al Sector Privado	725.678.108
Transferencias Corrientes al Sector Privado	717.678.108
Directas a Personas	717.678.108
Pensiones y Otros Beneficios Asociados	85.514.411
Jubilaciones y Otros Beneficios Asociados	632.163.697
Donaciones Corrientes al Sector Privado	8.000.000
Donaciones a Personas	8.000.000
TOTAL	**6.498.728.424**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A0079	Modernización del Servicio Autónomo Imprenta Nacional y Gaceta Oficial y su Conversión en Complejo Editorial Bolivariano	Publicación	12.067.591	2.789.523.906	518.302.114			3.307.826.020
	TOTAL			**2.789.523.906**	**518.302.114**			**3.307.826.020**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	327.450.960	356.489.520			683.940.480
02	Gestión Administrativa	1.789.283.816				1.789.283.816
03	Previsión y Protección Social	717.678.108				717.678.108
	TOTAL	**2.834.412.884**	**356.489.520**			**3.190.902.404**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**172**	**1.328.858.550**
Directivo	4	188.456.698
Profesional y Técnico	12	101.563.278
Administrativo	16	97.438.574
Obrero	140	941.400.000
Personal Contratado	**27**	**309.267.822**
Directivo	3	138.446.268
Profesional y Técnico	6	62.770.661
Administrativo	15	95.265.000
Obrero	3	12.785.893
TOTAL	**199**	**1.638.126.372**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**7**	**53.924.710**
Jubilado	3	24.618.511
Pensionado	4	29.306.199
Obrero	**76**	**663.753.398**
Jubilado	68	607.545.186
Pensionado	8	56.208.212
TOTAL	**83**	**717.678.108**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.638.126.372
4.02	Materiales, Suministros y Mercancías	3.101.042.583
4.03	Servicios no Personales	1.033.881.361
4.07	Transferencias y Donaciones	725.678.108
	TOTAL	**6.498.728.424**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.498.728.424**
Transferencias y Donaciones Corrientes	874.791.634
Del Sector Público	874.791.634
Transferencias Corrientes Internas Recibidas del Sector Público	874.791.634
De la República – Recursos Ordinarios	874.791.634
Venta de Bienes y Servicios de las Administraciones Publicas	5.610.966.350
Venta de Servicios	5.610.966.350
Rentas de la Propiedad	12.970.440
Intereses	12.970.440
Intereses Internos	12.970.440
Intereses por Depósitos	12.970.440
B. Gastos Corrientes	**6.498.728.424**
Gastos de Consumo	5.773.050.316
Remuneraciones	1.638.126.372
Sueldos, Salarios y Otras Retribuciones	1.638.126.372
Bienes y Servicios	4.134.923.944
Bienes de Consumo	3.101.042.583
Servicios no Personales	1.033.881.361
Transferencias y Donaciones Corrientes	725.678.108
Al Sector Privado	725.678.108
Transferencias Corrientes al Sector Privado	717.678.108
Directas a Personas	717.678.108
Pensiones y Otros Beneficios Asociados	85.514.411
Jubilaciones y Otros Beneficios Asociados	632.163.697
Donaciones Corrientes al Sector Privado	8.000.000
Donaciones a Personas	8.000.000

A0097
Agencia Bolivariana de Noticias

AGENCIA BOLIVARIANA DE NOTICIAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Servicio Autónomo Agencia Bolivariana de Noticias (ABN), es un Servicio de prestación de servicios de información periodística y opinión, que tiene como objetivo fundamental establecer, dirigir, coordinar y ejecutar las políticas informativas del Estado venzolano.

Para el Ejercicio Fiscal 2006, de conformidad con la política de racionalización de gastos, el presupuesto contempla los recursos mínimos indispensables para el funcionamiento del servicio, cuya ejecución continuará siendo objeto de medidas eficientes de control, que permitan el logro de las metas, sin generar insuficiencias presupuestarias.

Asimismo, continuará su actividad como agencia de noticias del Estado, coordinando y dirigiendo los servicios informativos de la Institución, de acuerdo a los lineamientos de la política comunicacional del Estado, difundiendo veraz y oportunamente, la gestión del Gobierno Nacional, inherente a los programas y actividades de los distintos entes de la Administración Pública Nacional y Descentralizada. Así como también la difusión a nivel internacional, a través de intercambios informativos, a fin de mantener en el escenario internacional una presencia destacada de Venezuela, como país democrático y respetuoso de los derechos humanos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.373.102.632**
Transferencias y Donaciones Corrientes	3.187.102.632
Del Sector Público	3.187.102.632
Transferencias Corrientes Internas Recibidas del Sector Público	3.187.102.632
De la República	3.187.102.632
Venta de Bienes y Servicios de las Administraciones Públicas	144.000.000
Venta de Servicios	144.000.000
Otros Ingresos	42.000.000
Otros Ingresos Ordinarios	42.000.000
Fuentes Financieras	**422.765.481**
Disminucion de la Inversion Financiera	397.045.481
Disminución de Otros Activos Financieros	397.045.481
Disminución de Disponibilidades	397.045.481
Disminución de Bancos	397.045.481
Incremento de Pasivos	25.720.000
Incremento de Cuentas y Efectos por Pagar	25.720.000
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	25.720.000
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	25.720.000
TOTAL	**3.795.868.113**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.795.868.113**
Gastos de Consumo	3.395.780.388
Remuneraciones	3.395.780.388
Sueldos, Salarios y Otras Retribuciones	3.395.780.388
Transferencias y Donaciones Corrientes	400.087.725
Al Sector Privado	400.087.725
Transferencias Corrientes al Sector Privado	400.087.725
Directas a Personas	400.087.725
Pensiones y Otros Beneficios Asociados	89.854.290
Jubilaciones y Otros Beneficios Asociados	310.233.435
TOTAL	**3.795.868.113**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Desarrollar las Políticas Estratégicas Comunicacionales e Informativas del Estado Venezolano	Reportaje	75.600	566.765.481	1.825.546.854		42.000.000	2.434.312.335
	TOTAL			**566.765.481**	**1.825.546.854**		**42.000.000**	**2.434.312.335**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		961.468.053			961.468.053
02	Gestión Administrativa					
03	Previsión y Protección Social		400.087.725			400.087.725
	TOTAL		**1.361.555.778**			**1.361.555.778**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**47**	**1.017.131.164**
Directivo	1	61.005.982
Profesional y Tecnico	46	956.125.182
Personal Contratado	**137**	**2.378.649.224**
Profesional y Tecnico	137	2.378.649.224
TOTAL	184	3.395.780.388

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**49**	**295.770.180**
Jubilado	36	219.026.748
Pensionado	13	76.743.432
Obrero	**5**	**24.300.000**
Jubilado	5	24.300.000
TOTAL	54	320.070.180

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.395.780.388
4.07	Transferencias	400.087.725
	TOTAL	3.795.868.113

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.373.102.632**
Transferencias y Donaciones Corrientes	3.187.102.632
Del Sector Público	3.187.102.632
Transferencias Corrientes Internas Recibidas del Sector Público	3.187.102.632
De la República – Recursos Ordinarios	3.187.102.632
Venta de Bienes y Servicios de las Administraciones Públicas	144.000.000
Venta de Servicios	144.000.000
Otros Ingresos	42.000.000
Otros Ingresos Ordinarios	42.000.000
B. Gastos Corrientes	**3.795.868.113**
Gastos de Consumo	3.395.780.388
Remuneraciones	3.395.780.388
Sueldos, Salarios y Otras Retribuciones	3.395.780.388
Transferencias y Donaciones Corrientes	400.087.725
Al Sector Privado	400.087.725
Transferencias Corrientes al Sector Privado	400.087.725
Directas a Personas	400.087.725
Pensiones y Otros Beneficios Asociados	89.854.290
Jubilaciones y Otros Beneficios Asociados	310.233.435
C. Resultado Económico:Ahorro/(Desahorro)	**(422.765.481)**
II. Cuenta Capital	
A. Ingresos de Capital	**(422.765.481)**
Recursos Propios de Capital	(422.765.481)
Desahorro en la Cuenta Corriente	(422.765.481)
C. Resultado Financiero:Superávit/(Déficit)	**(422.765.481)**
III. Cuenta Financiera	
A. Fuentes Financieras	**422.765.481**
Disminución de la Inversión Financiera	397.045.481
Disminución de Otros Activos Financieros	397.045.481
Disminución de Disponibilidades	397.045.481
Disminución de Bancos	397.045.481
Incremento de Pasivos	25.720.000
Incremento de Cuentas y Efectos por Pagar	25.720.000
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	25.720.000
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	25.720.000
B. Aplicaciones Financieras	**422.765.481**
Déficit Financiero	422.765.481

40
Ministerio para la Economía Popular

A0046
Instituto Nacional de Cooperación Educativa (INCE)

INSTITUTO NACIONAL DE COOPERACIÓN EDUCATIVA (INCE)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de Cooperación Educativa (INCE), está orientado a fortalecer la formación integral de los trabajadores, a través de los componentes socio-político, técnico productivo, organizacional, ambiental y cultural, para dar respuesta a la calificación productiva de la fuerza de trabajo en el país en el marco del desarrollo endógeno.

El presupuesto de ingresos y gastos para el año 2006, asciende a la cantidad de Bs. 516.076,2 millones, y está conformado por ocho (8) Proyectos que alcanzan la cantidad de Bs. 229.344,5 millones y acciones centralizadas por Bs. 286.731,7 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**488.023.184.537**
Transferencias y Donaciones Corrientes	433.076.100.000
Del Sector Privado	367.139.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	367.139.000.000
De Personas	11.072.012.388
De Empresas Privadas	356.066.987.612
Del Sector Público	65.937.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	65.937.100.000
De la República	65.937.100.000
Rentas de la Propiedad	40.018.455.680
Intereses	40.018.455.680
Intereses Internos	40.018.455.680
Intereses por Depósitos	40.018.455.680
Otros Ingresos	14.928.628.857
Otros Ingresos Ordinarios	14.928.628.857
Ingresos de Capital	**2.317.643.381**
Recursos Propios de Capital	2.317.643.381
Incremento de la Depreciación y Amortización Acumuladas	2.317.643.381
Fuentes Financieras	**25.735.424.072**
Disminución de la Inversión Financiera	25.735.424.072
Disminución de Otros Activos Financieros	25.735.424.072
Disminución de Cuentas por Cobrar a Corto Plazo	25.735.424.072
Disminución de Otras Cuentas por Cobrar a Corto Plazo	25.735.424.072
TOTAL	**516.076.251.990**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**392.988.453.360**
Gastos de Consumo	348.285.727.486
Remuneraciones	241.138.500.530
Sueldos, Salarios y Otras Retribuciones	73.822.926.992
Beneficios y Complementos de Sueldos y Salarios	90.156.349.334
Aportes Patronales	13.597.573.337
Prestaciones Sociales y Otras Indemnizaciones	25.154.157.256
Asistencia Socioeconómica	28.960.693.279
Otros Gastos de Personal	9.446.800.332
Bienes y Servicios	104.829.583.575
Bienes de Consumo	44.918.541.924
Servicios no Personales	59.911.041.651
Depreciación y Amortización	2.317.643.381
Transferencias y Donaciones Corrientes	44.702.725.874
Al Sector Privado	38.630.225.874
Transferencias Corrientes al Sector Privado	36.531.239.258
Directas a Personas	31.000.000.000
Jubilaciones y Otros Beneficios Asociados	31.000.000.000
A Instituciones sin Fines de Lucro	372.130.000
A Empresas Privadas	5.159.109.258
Donaciones Corrientes al Sector Privado	2.098.986.616
Donaciones a Personas	2.098.986.616
Al Sector Público	5.500.000.000
Transferencias Corrientes al Sector Público	5.500.000.000
A los Entes Descentralizados sin Fines Empresariales para sus Gastos	5.500.000.000
Al Sector Externo	572.500.000
Transferencias Corrientes al Exterior	572.500.000
A Organismos Internacionales	572.500.000
Gastos de Capital	**52.391.738.963**
Inversión Real Directa	52.391.738.963
Formación Bruta de Capital Fijo	51.565.302.011
Maquinaria, Equipos y Otros Bienes Muebles	5.041.460.973
Bienes Preexistentes	23.316.736.349
Construcciones de Bienes de Dominio Público	23.207.104.689
Bienes Intangibles	826.436.952
Aplicaciones Financieras	**70.696.059.667**
Inversión Financiera	63.585.705.557
Incremento de Otros Activos Financieros	45.787.084.544
Incremento de Disponibilidades	45.787.084.544
Incremento de Bancos	9.912.084.544
Incremento de Inversiones Temporales	35.875.000.000
Incremento de Cuentas por Cobrar a Corto Plazo	16.065.328.011
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	16.060.472.606

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Incremento de Otras Cuentas por Cobrar a Corto Plazo	4.855.405
Incremento de Otros Activos Financieros no Circulantes	1.733.293.002
Disminución de Pasivos	7.110.354.110
Disminución de Cuentas y Efectos por Pagar	7.110.354.110
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	7.110.354.110
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	7.110.354.110
TOTAL	**516.076.251.990**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
4005008	Adecuación de la Gestión de Recursos Humanos	Proceso	5	110.000.000				110.000.000
4005005	Adecuación de la Plataforma Telemática del Ince	Gerencia Estatal	24	8.000.273.920				8.000.273.920
4005001	Formación/capacitación de la Fuerza Laboral a Nivel Nacional.	Graduado	438.968	217.656.959.380				217.656.959.380
4005007	Adecuación de la Estructura Organizativa del Ince a las Exigencias del Nuevo Modelo de Desarrollo Socio Económico	Dependencia	1	382.405.102				382.405.102
4005004	Creación Sistema de Formación Profesional	Programa	17	108.788.848				108.788.848
4005009	Diseño e Implantación de un Sistema de Información Estadística del INCE (SIEI)	Software	2	228.706.381				228.706.381
4005003	Creación de Centro de Formación Industrial Ferroviario, Ampliación y Dotación Tecnológica de Centros Metalmineros	Graduado	5.860	2.557.364.527				2.557.364.527
4005006	Reforma de la ley Sobre el INCE y su Reglamento	Ley / Reglamento	1	300.000.000				300.000.000
	TOTAL			229.344.498.158				229.344.498.158

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	15.796.626.349	65.937.100.000			81.733.726.349
02	Gestión Administrativa	173.998.027.483				173.998.027.483
03	Previsión y Protección Social	31.000.000.000				31.000.000.000
	TOTAL	220.794.653.832	65.937.100.000			286.731.753.832

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**6.317**	**71.275.842.827**
Directivo	178	3.163.950.000
Profesional y Técnico	2.794	34.804.283.756
Administrativo	1.887	18.649.598.400
Docente	12	117.966.240
Obrero	1.446	14.540.044.431
Personal Fijo a Tiempo Parcial	**48**	**556.568.466**
Medico	48	556.568.466
Personal Contratado	**2.035**	**25.383.584.119**
Profesional y Técnico	426	5.116.800.000
Administrativo	159	1.902.000.000
Docente	1.450	18.364.784.119
TOTAL	8.400	97.215.995.412

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**2.613**	**14.800.000.000**
Jubilado	2.379	13.000.000.000
Pensionado	234	1.800.000.000
TOTAL	2.613	14.800.000.000

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	241.138.500.530
4.02	Materiales, Suministros y Mercancías	44.918.541.924
4.03	Servicios no Personales	59.911.041.651
4.04	Activos Reales	52.391.738.963
4.05	Activos Financieros	63.585.705.557
4.07	Transferencias y Donaciones	44.702.725.874
4.08	Otros Gastos	2.317.643.381
4.11	Disminución de Pasivos	7.110.354.110
	TOTAL	516.076.251.990

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**488.023.184.537**
Transferencias y Donaciones Corrientes	433.076.100.000
Del Sector Privado	367.139.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	367.139.000.000
De Personas	11.072.012.388
De Empresas Privadas	356.066.987.612
Del Sector Público	65.937.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	65.937.100.000
De la República	65.937.100.000
Ministerio para la Economía Popular	65.937.100.000
Recursos Ordinarios	65.937.100.000
Rentas de la Propiedad	40.018.455.680
Intereses	40.018.455.680
Intereses Internos	40.018.455.680
Intereses por Depósitos	40.018.455.680
Otros Ingresos	14.928.628.857
Otros Ingresos Ordinarios	14.928.628.857
B. Gastos Corrientes	**392.988.453.360**
Gastos de Consumo	348.285.727.486
Remuneraciones	241.138.500.530
Sueldos, Salarios y Otras Retribuciones	73.822.926.992
Beneficios y Complementos de Sueldos y Salarios	90.156.349.334
Aportes Patronales	13.597.573.337
Prestaciones Sociales y Otras Indemnizaciones	25.154.157.256
Asistencia Socioeconómica	28.960.693.279
Otros Gastos de Personal	9.446.800.332
Bienes y Servicios	104.829.583.575
Bienes de Consumo	44.918.541.924
Servicios no Personales	59.911.041.651
Depreciación y Amortización	2.317.643.381
Transferencias y Donaciones Corrientes	44.702.725.874
Al Sector Privado	38.630.225.874
Transferencias Corrientes al Sector Privado	36.531.239.258
Directas a Personas	31.000.000.000
Jubilaciones y Otros Beneficios Asociados	31.000.000.000
A Instituciones sin Fines de Lucro	372.130.000
A Empresas Privadas	5.159.109.258
Donaciones Corrientes al Sector Privado	2.098.986.616
Donaciones a Personas	2.098.986.616
Al Sector Público	5.500.000.000
Transferencias Corrientes al Sector Público	5.500.000.000
A los Entes Descentralizados sin Fines Empresariales para sus Gastos	5.500.000.000
Al Sector Externo	572.500.000
Transferencias Corrientes al Exterior	572.500.000
A Organismos Internacionales	572.500.000
C. Resultado Económico: Ahorro/(Desahorro)	**95.034.731.177**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**97.352.374.558**
Recursos Propios de Capital	97.352.374.558
Ahorro en la Cuenta Corriente	95.034.731.177
Incremento de la Depreciación y Amortización Acumuladas	2.317.643.381
B. Gastos de Capital	**52.391.738.963**
Inversión Real Directa	52.391.738.963
Formación Bruta de Capital Fijo	51.565.302.011
Maquinaria, Equipos y Otros Bienes Muebles	5.041.460.973
Bienes Preexistentes	23.316.736.349
Construcciones de Bienes de Dominio Público	23.207.104.689
Bienes Intangibles	826.436.952
C. Resultado Financiero: Superávit/(Déficit)	**44.960.635.595**
III. Cuenta Financiera	
A. Fuentes Financieras	**70.696.059.667**
Disminución de la Inversión Financiera	25.735.424.072
Disminución de Otros Activos Financieros	25.735.424.072
Disminución de Cuentas por Cobrar a Corto Plazo	25.735.424.072
Disminución de Otras Cuentas por Cobrar a Corto Plazo	25.735.424.072
Superávit Financiero	44.960.635.595
B. Aplicaciones Financieras	**70.696.059.667**
Inversión Financiera	63.585.705.557
Incremento de Otros Activos Financieros	45.787.084.544
Incremento de Disponibilidades	45.787.084.544
Incremento de Bancos	9.912.084.544
Incremento de Inversiones Temporales	35.875.000.000
Incremento de Cuentas por Cobrar a Corto Plazo	16.065.328.011
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	16.060.472.606
Incremento de Otras Cuentas por Cobrar a Corto Plazo	4.855.405
Incremento de Otros Activos Financieros no Circulantes	1.733.293.002
Disminución de Pasivos	7.110.354.110
Disminución de Cuentas y Efectos por Pagar	7.110.354.110
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	7.110.354.110
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	7.110.354.110

A0302
Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA)

FUNDACIÓN DE CAPACITACIÓN E INNOVACIÓN PARA EL DESARROLLO RURAL (CIARA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación de Capacitación e Innovación para el Desarrollo Rural (CIARA), tiene como misión facilitar la generación de las capacidades de las familias rurales para que sean protagonistas de su propio desarrollo en el marco de una agricultura moderna, de allí que el adiestramiento sea considerado clave para fortalecer el talento humano en dicho proceso, con la finalidad de impulsar el crecimiento y las condiciones de vida en el ámbito rural, al tiempo de incorporar a la población rural en el proceso de construcción de un país que demanda relaciones armónicas y equitativas, en lo social, económico y ambiental.

El presupuesto de ingresos y gastos para el año 2006 asciende a Bs. 91.541,4 millones, conformado por ocho (8) proyectos por Bs. 81.063,2 millones, financiados en su totalidad con aportes del Ministerio para la Economía Popular, con recursos ordinarios mediante transferencia corriente por Bs. 55.297,5 millones y con recursos provenientes de la Ley Especial de Endeudamiento 2006 por Bs. 25.765,7 millones; además, de tres (3) acciones centralizadas "Dirección y coordinación de los gastos de los trabajadores", "Gestión administrativa" y "Previsión y Protección Social", por un monto total de Bs. 10.478,2 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**68.303.312.370**
Transferencias y Donaciones Corrientes	68.303.312.370
Del Sector Público	68.303.312.370
Transferencias Corrientes Internas Recibidas del Sector Público	68.303.312.370
De la República	68.303.312.370
Ingresos de Capital	**23.178.135.062**
Recursos Propios de Capital	528.000.000
Incremento de la Depreciación y Amortización Acumuladas	528.000.000
Transferencias y Donaciones de Capital	22.650.135.062
Transferencias de Capital Recibidas del Sector Público	22.650.135.062
De la República	22.650.135.062
Fuentes Financieras	**60.000.000**
Disminución de la Inversión Financiera	60.000.000
Disminución de Otros Activos Financieros	60.000.000
Disminución de Disponibilidades	60.000.000
Disminución de Bancos	60.000.000
TOTAL	**91.541.447.432**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**68.112.432.370**
Gastos de Consumo	62.872.834.907
Remuneraciones	19.579.747.669
Sueldos, Salarios y Otras Retribuciones	6.514.621.145
Beneficios y Complementos de Sueldos y Salarios	4.664.239.330
Aportes Patronales	651.037.038
Prestaciones Sociales y Otras Indemnizaciones	1.676.460.617
Asistencia Socioeconómica	2.549.904.698
Otros Gastos de Personal	3.523.484.841
Bienes y Servicios	42.765.087.238
Bienes de Consumo	4.466.034.823
Servicios no Personales	38.299.052.415
Depreciación y Amortización	528.000.000
Transferencias y Donaciones Corrientes	5.239.597.463
Al Sector Privado	474.277.462
Transferencias Corrientes al Sector Privado	474.277.462
Directas a Personas	95.748.462
Pensiones y Otros Beneficios Asociados	8.613.134
Jubilaciones y Otros Beneficios Asociados	87.135.328
A Empresas Privadas	378.529.000
Al Sector Externo	4.765.320.001
Transferencias Corrientes al Exterior	4.765.320.001
A Organismos Internacionales	4.765.320.001
Gastos de Capital	**23.429.015.062**
Inversión Real Directa	19.086.713.326
Formación Bruta de Capital Fijo	19.086.713.326
Maquinaria, Equipos y Otros Bienes Muebles	3.197.657.368
Construcciones de Bienes de Dominio Público	3.332.718.172
Producción Propia (Gastos Capitalizables)	12.556.337.786
Bienes y Servicios	12.556.337.786
Servicios no Personales	12.556.337.786
Transferencias y Donaciones de Capital	3.782.301.736
Al Sector Privado	3.782.301.736
Transferencias de Capital al Sector Privado	3.782.301.736
A Empresas Privadas	3.782.301.736
Inversión Financiera	560.000.000
Concesión de Préstamos a Corto Plazo	560.000.000
Al Sector Privado	560.000.000
TOTAL	**91.541.447.432**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
4002005	Proyecto de Consolidación para el Desarrollo Sostenible del Semiárido de los Estados Falcón y Lara (PROSALAFA)	Persona Atendida	25.000		5.979.750.000			5.979.750.000
4002006	Proyecto Convenio de Cooperación	Persona	46.621		13.459.703.460			13.459.703.460
4002002	Proyecto de Desarrollo de Comunidades Rurales Pobres (PRODECOP)	Usuario Atendido	19.475		13.202.030.000			13.202.030.000
4002007	Red Nacional de Capacitación en Seguridad Alimentaria y Desarrollo Endógeno	Persona Atendida	1.520		1.229.036.249			1.229.036.249
4002001	Proyecto de Extensión Agrícola (PREA)	Usuario Atendido	9.000		23.992.947.623			23.992.947.623
4002004	Proyecto de Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	Familia Atendida	12.000		9.255.780.100			9.255.780.100
4002003	Proyecto de Desarrollo Sostenible para las Zonas Semiáridas de los Estados Lara y Falcón, Segunda Fase (PROSALAFA II)	Persona Atendida	50.000		13.944.000.000			13.944.000.000
	TOTAL				81.063.247.432			81.063.247.432

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.897.851.538			4.897.851.538
02	Gestión Administrativa	588.000.000	4.896.600.000			5.484.600.000
03	Previsión y Protección Social		95.748.462			95.748.462
	TOTAL	588.000.000	9.890.200.000			10.478.200.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**99**	**2.020.674.664**
Directivo	5	210.805.936
Profesional y Técnico	64	1.504.307.026
Administrativo	30	305.561.702
Personal Contratado	**222**	**4.474.977.046**
Profesional y Técnico	186	4.183.418.985
Administrativo	36	291.558.061
TOTAL	**321**	**6.495.651.710**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**5**	**65.317.027**
Jubilado	4	59.920.279
Pensionado	1	5.396.748
TOTAL	**5**	**65.317.027**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	19.579.747.669
4.02	Materiales, Suministros y Mercancías	4.466.034.823
4.03	Servicios no Personales	50.855.390.201
4.04	Activos Reales	6.530.375.540
4.05	Activos Financieros	560.000.000
4.07	Transferencias y Donaciones	9.021.899.199
4.08	Otros Gastos	528.000.000
	TOTAL	**91.541.447.432**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**68.303.312.370**
Transferencias y Donaciones Corrientes	68.303.312.370
Del Sector Público	68.303.312.370
Transferencias Corrientes Internas Recibidas del Sector Público	68.303.312.370
De la República	68.303.312.370
Ministerio para la Economía Popular	68.303.312.370
Recursos Ordinarios	60.420.104.224
Convenio de Cooperación	13.459.703.460
Otros Gastos	46.960.400.764
Proyectos por Endeudamiento	7.883.208.146
Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	2.530.311.114
Zonas Semiáridas de los Estado Lara y Falcón, Segunda Fase (PROSALAFA II)	5.352.897.032
B. Gastos Corrientes	**68.112.432.370**
Gastos de Consumo	62.872.834.907
Remuneraciones	19.579.747.669
Sueldos, Salarios y Otras Retribuciones	6.514.621.145
Beneficios y Complementos de Sueldos y Salarios	4.664.239.330
Aportes Patronales	651.037.038
Prestaciones Sociales y Otras Indemnizaciones	1.676.460.617
Asistencia Socioeconómica	2.549.904.698
Otros Gastos de Personal	3.523.484.841
Bienes y Servicios	42.765.087.238
Bienes de Consumo	4.466.034.823
Servicios no Personales	38.299.052.415
Depreciación y Amortización	528.000.000
Transferencias y Donaciones Corrientes	5.239.597.463
Al Sector Privado	474.277.462
Transferencias Corrientes al Sector Privado	474.277.462
Directas a Personas	95.748.462
Pensiones y Otros Beneficios Asociados	8.613.134
Jubilaciones y Otros Beneficios Asociados	87.135.328
A Empresas Privadas	378.529.000
Al Sector Externo	4.765.320.001
Transferencias Corrientes al Exterior	4.765.320.001
A Organismos Internacionales	4.765.320.001
C. Resultado Económico: Ahorro/(Desahorro)	**190.880.000**
II. Cuenta Capital	
A. Ingresos de Capital	**23.369.015.062**
Recursos Propios de Capital	718.880.000
Ahorro en la Cuenta Corriente	190.880.000
Incremento de la Depreciación y Amortización Acumuladas	528.000.000
Transferencias y Donaciones de Capital	22.650.135.062
Transferencias de Capital Recibidas del Sector Público	22.650.135.062

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
De la República	22.650.135.062
Ministerio para la Economía Popular	22.650.135.062
Recursos Ordinarios	4.767.644.308
Proyectos por Endeudamiento	17.882.490.754
Desarrollo de Comunidades Rurales Pobres (PRODECOP)	6.600.500.000
Desarrollo de Cadenas Agroproductivas en la Región de Barlovento	5.955.837.786
Zonas Semiáridas de los Estados Lara y Falcón, Segunda Fase (PROSALAFA II)	5.326.152.968
B. Gastos de Capital	**23.429.015.062**
Inversión Real Directa	19.086.713.326
Formación Bruta de Capital Fijo	19.086.713.326
Maquinaria, Equipos y Otros Bienes Muebles	3.197.657.368
Construcciones de Bienes de Dominio Público	3.332.718.172
Producción Propia (Gastos Capitalizables)	12.556.337.786
Bienes y Servicios	12.556.337.786
Servicios no Personales	12.556.337.786
Transferencias y Donaciones de Capital	3.782.301.736
Al Sector Privado	3.782.301.736
Transferencias de Capital al Sector Privado	3.782.301.736
A Empresas Privadas	3.782.301.736
Inversión Financiera	560.000.000
Concesión de Préstamos a Corto Plazo	560.000.000
Al Sector Privado	560.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(60.000.000)**
III. Cuenta Financiera	
A. Fuentes Financieras	**60.000.000**
Disminución de la Inversión Financiera	60.000.000
Disminución de Otros Activos Financieros	60.000.000
Disminución de Disponibilidades	60.000.000
Disminución de Bancos	60.000.000
B. Aplicaciones Financieras	**60.000.000**
Déficit Financiero	60.000.000

A0422
Fundación Misión Vuelvan Caras

FUNDACIÓN "MISIÓN VUELVAN CARAS"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación "Misión Vuelvan Caras" es un ente, cuya labor fundamental es administrar los bienes o activos necesarios para la producción endógena de las asociaciones comunitarias, como alternativa de solución para el desarrollo económico y social del país, coadyuvando a los fines de la Misión Vuelvan Caras. En este sentido, la Fundación contribuye en la generación de nuevas fuentes de trabajo y mayor calidad de vida de la población, brindando especial apoyo a los integrantes del Programa Educativo de los Lanceros, proporcionándoles los activos necesarios una vez culminado su proceso de formación y capacitación.

El presupuesto de ingresos y gastos para el año 2006 asciende a Bs. 19.288,8 millones, conformado por:

- Un Proyecto de desarrollo y fortalecimiento en la administración de activos para la economía popular por Bs. 16.984,1 millones, destinado a la dotación de 300 bienes a las cooperativas que demandan los mismos para ejercer su actividad; el cual será financiado con transferencias corrientes del Ministerio para la Economía Popular.

- Dos Acciones Centralizadas "Dirección y coordinación de los gastos de los trabajadores" y "Gestión administrativa", por un monto total de Bs. 2.304,7 millones, que serán financiadas con recursos propios por Bs. 304,7 millones y con asignaciones del Ministerio para la Economía Popular, por concepto de transferencias corrientes por Bs. 1.786,3 millones y transferencias de capital por Bs. 213,7 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**18.770.457.000**
Transferencias y Donaciones Corrientes	18.770.457.000
Del Sector Público	18.770.457.000
Transferencias Corrientes Internas Recibidas del Sector Público	18.770.457.000
De la República	18.770.457.000
Ingresos de Capital	**518.391.700**
Recursos Propios de Capital	304.708.700
Incremento de la Depreciación y Amortización Acumuladas	304.708.700
Transferencias y Donaciones de Capital	213.683.000
Transferencias de Capital Recibidas del Sector Público	213.683.000
De la República	213.683.000
TOTAL	**19.288.848.700**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**2.615.165.700**
Gastos de Consumo	2.615.165.700
Remuneraciones	1.864.257.184
Sueldos, Salarios y Otras Retribuciones	722.800.875
Beneficios y Complementos de Sueldos y Salarios	711.001.100
Aportes Patronales	62.460.959
Prestaciones Sociales y Otras Indemnizaciones	151.500.929
Asistencia Socioeconómica	191.493.321
Otros Gastos de Personal	25.000.000
Bienes y Servicios	446.199.816
Bienes de Consumo	93.299.816
Servicios no Personales	352.900.000
Depreciación y Amortización	304.708.700
Gastos de Capital	**16.673.683.000**
Inversión Real Directa	16.673.683.000
Formación Bruta de Capital Fijo	16.673.683.000
Edificios e Instalaciones	16.460.000.000
Maquinaria, Equipos y Otros Bienes Muebles	213.683.000
TOTAL	**19.288.848.700**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
4013001	Proyecto de Desarrollo y Fortalecimiento en la Administración de Activos para la Economia Popular	Bienes	300		16.984.140.000			16.984.140.000
	TOTAL				16.984.140.000			16.984.140.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.593.077.184			1.593.077.184
02	Gestión Administrativa	304.708.700	406.922.816			711.631.516
	TOTAL	304.708.700	2.000.000.000			2.304.708.700

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**25**	**492.088.070**
Directivo	2	77.513.200
Profesional y Técnico	16	355.959.382
Administrativo	7	58.615.488
Personal Contratado	**25**	**332.439.999**
Profesional y Técnico	17	274.839.999
Administrativo	8	57.600.000
TOTAL	**50**	**824.528.069**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.864.257.184
4.02	Materiales, Suministros y Mercancías	93.299.816
4.03	Servicios no Personales	352.900.000
4.04	Activos Reales	16.673.683.000
4.08	Otros Gastos	304.708.700
	TOTAL	**19.288.848.700**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**18.770.457.000**
Transferencias y Donaciones Corrientes	18.770.457.000
Del Sector Público	18.770.457.000
Transferencias Corrientes Internas Recibidas del Sector Público	18.770.457.000
De la República	18.770.457.000
Ministerio para la Economía Popular	18.770.457.000
Recursos Ordinarios	18.770.457.000
B. Gastos Corrientes	**2.615.165.700**
Gastos de Consumo	2.615.165.700
Remuneraciones	1.864.257.184
Sueldos, Salarios y Otras Retribuciones	722.800.875
Beneficios y Complementos de Sueldos y Salarios	711.001.100
Aportes Patronales	62.460.959
Prestaciones Sociales y Otras Indemnizaciones	151.500.929
Asistencia Socioeconómica	191.493.321
Otros Gastos de Personal	25.000.000
Bienes y Servicios	446.199.816
Bienes de Consumo	93.299.816
Servicios no Personales	352.900.000
Depreciación y Amortización	304.708.700
C. Resultado Económico: Ahorro/(Desahorro)	**16.155.291.300**
II. Cuenta Capital	
A. Ingresos de Capital	**16.673.683.000**
Recursos Propios de Capital	16.460.000.000
Ahorro en la Cuenta Corriente	16.155.291.300
Incremento de la Depreciación y Amortización Acumuladas	304.708.700
Transferencias y Donaciones de Capital	213.683.000
Transferencias de Capital Recibidas del Sector Público	213.683.000
De la República	213.683.000
Ministerio para la Economía Popular	213.683.000
Recursos Ordinarios	213.683.000
B. Gastos de Capital	**16.673.683.000**
Inversión Real Directa	16.673.683.000
Formación Bruta de Capital Fijo	16.673.683.000
Edificios e Instalaciones	16.460.000.000
Maquinaria, Equipos y Otros Bienes Muebles	213.683.000
C. Resultado Financiero: Equilibrado	

A0808
Fondo de Crédito Industrial (FONCREI)

FONDO DE CRÉDITO INDUSTRIAL (FONCREI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Fondo de Crédito Industrial (FONCREI), tiene por objetivo principal la promoción de programas tendentes al desarrollo, diversificación e integración de la industria nacional, con especial énfasis en la pequeña y mediana industria (PyMI), y el financiamiento de capital de trabajo para la creación de microempresas.

Para el año 2006 la institución se ha planteado la profundización de la gestión a través de esquemas de financiamiento y acompañamiento que faciliten la accesibilidad a los recursos y garanticen un proceso de permanente monitoreo y seguimiento de los proyectos financiados, con el fin de revertir la situación social de la población tradicionalmente excluida y facilitar la transición hacia un modelo económico de democracia participativa, donde la satisfacción de las necesidades de la población sea el centro de la actuación institucional.

En este orden de ideas, FONCREI como ente financiero, le corresponderá:

- Promover el desarrollo productivo, a través del financiamiento de activos fijos para la instalación, ampliación, modernización y traslado de empresas industriales.
- Participar en la conservación del medio ambiente, mediante el financiamiento de equipos para la disminución del impacto ambiental.
- Consolidar el desarrollo social y productivo a través del financiamiento accesible y oportuno a los proyectos de inversión.
- Promover y financiar proyectos de carácter social.
- Crear capacidades para el manejo estratégico, tecnológico, financiero y ambiental en las unidades productivas, brindando oportunidades de asociación en los procesos de producción, transformación, distribución y comercialización, hasta lograr su sustentabilidad y sostenibilidad.
- Apoyar las políticas del Ejecutivo Nacional, a través de la implementación de estrategias para la atención inmediata al sector de la "Economía Social", requiriendo para ello, la ampliación y reorientación de los mecanismos de apoyo financiero y de acompañamiento, con la finalidad de proveer de sustentabilidad económica, financiera y social a las "Unidades de Producción Social", representado por el sector cooperativista.
- Propiciar la transformación de conceptos asociados a las relaciones de producción, instrumentando la "Cogestión" como un mecanismo de integración productiva entre el sector privado como dueño de empresas y el sector laboral como responsable accionario en la conducción de las nuevas empresas que vienen a denominarse "Unidades de Producción Social", como una distinción especial en cuanto a su significado social.

En este sentido, las actividades que FONCREI desarrollará en el año 2006, en materia de financiamiento crediticio, se alinea con las directrices establecidas por el Ministerio para la Economía Popular, y esta orientada a los siguientes programas crediticios:

- Programa de Financiamiento para la Cogestión: propiciar la participación accionaría de los empleados organizados en cooperativas, con el fin de contribuir a la democratización del capital y lograr la transformación productiva, bajo un esquema de participación accionaría entre empresarios y empleados, que permitirá recuperar y fortalecer a empresas que se encuentren en situación económica precaria logrando su sostenibilidad a mediano y largo plazo.
- Sector Turismo: financiar las actividades de servicio correspondiente a la industria nacional del turismo, de forma tal de impulsar y fortalecer el desarrollo turístico en los Núcleos de Desarrollo Endógenos (NUDES), definidos como prioritarios y estratégicos por parte del Ejecutivo Nacional e impulsados a través de los Ministerios para la Economía Popular y del Turismo.
- Programa de Financiamiento para Cooperativas Industriales: impulsar y fortalecer el desarrollo industrial en regiones definidas como prioritarias y estratégicas por parte del Ejecutivo Nacional e impulsadas a través del Ministerio para la Economía Popular.

- Programa de Adjudicación de Maquinaria Iraní: facilitar y garantizar la adquisición de maquinarias y equipos a ser asignados mediante financiamiento sin intereses a las cooperativas integrantes de la misión vuelvan caras, consolidando el desarrollo industrial para la nueva comunidad empresarial.

El presupuesto de ingresos y gastos de FONCREI para el año 2006, asciende a Bs. 326.656,8 millones, conformado por Bs. 74.389,4 millones en acciones centralizadas y Bs. 252.267,4 millones en proyectos, y será financiado de la siguiente forma: Bs. 130.698,0 millones con ingresos propios, Bs. 36.550,0 millones con un préstamo de la Corporación Andina de Fomento (C.A.F) proveniente de la Ley Especial de Endeudamiento 2006 y Bs. 159.408,8 millones con aportes de capital del Ministerio para la Economía Popular.

El ente ha estimado para el año 2006 aprobar 531 solicitudes de créditos, por un monto total de Bs. 247.000,0 millones, lo que representa un 86% de la demanda crediticia real registrada en la institución; liquidar créditos por Bs. 243.807,4 millones y recuperaciones de créditos por Bs. 41.588,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**51.370.526.927**
Ingresos de Operación	51.370.526.927
Ingresos Financieros de Instituciones Financieras	51.370.526.927
Ingresos de Capital	**42.488.000.000**
Recursos Propios de Capital	900.000.000
Incremento de la Depreciación y Amortización Acumuladas	900.000.000
Disminución de la Inversión Financiera	41.588.000.000
Recuperación de Préstamos de Corto Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	41.588.000.000
Del Sector Privado	41.588.000.000
Fuentes Financieras	**232.798.270.916**
Disminución de la Inversión Financiera	36.839.419.013
Disminución de Otros Activos Financieros	36.839.419.013
Disminución de Disponibilidades	36.839.419.013
Disminución de Inversiones Temporales	36.839.419.013
Incremento de Pasivos	36.550.000.000
Incremento de Otros Pasivos	36.550.000.000
Incremento de Otros Pasivos a Mediano y Largo Plazo	36.550.000.000
Incremento del Patrimonio	159.408.851.903
Incremento del Capital	159.408.851.903
Incremento del Capital Fiscal e Institucional	159.408.851.903
TOTAL	**326.656.797.843**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**47.203.007.318**
Gastos de Operación	38.157.907.296
Remuneraciones	20.770.831.524
Sueldos, Salarios y Otras Retribuciones	5.420.660.730
Beneficios y Complementos de Sueldos y Salarios	2.470.740.389
Aportes Patronales	933.765.509
Prestaciones Sociales y Otras Indemnizaciones	1.265.003.346
Asistencia Socioeconómica	4.014.646.237
Otros Gastos de Personal	6.666.015.313
Bienes y Servicios	16.487.075.772
Bienes de Consumo	2.566.747.437
Servicios no Personales	13.920.328.335
Depreciación y Amortización	900.000.000
Gastos de la Propiedad	7.927.744.000
Intereses	7.927.744.000
Intereses Internos	7.927.744.000
Intereses por Otros Financiamientos	7.927.744.000
Transferencias y Donaciones Corrientes	1.117.356.022
Al Sector Privado	1.117.356.022
Transferencias Corrientes al Sector Privado	1.117.356.022
Directas a Personas	1.117.356.022
Pensiones y Otros Beneficios Asociados	175.102.687
Jubilaciones y Otros Beneficios Asociados	516.521.849
Otras Transferencias Directas a Personas	425.731.486
Gastos de Capital	**266.025.581.370**
Inversión Real Directa	4.218.159.920
Formación Bruta de Capital Fijo	2.727.884.362
Maquinaria, Equipos y Otros Bienes Muebles	2.727.884.362
Bienes Intangibles	1.490.275.558
Inversión Financiera	261.807.421.450
Aportes en Acciones y Participaciones de Capital	18.000.000.000
Al Sector Público	18.000.000.000
A Entes Descentralizados Financieros Bancarios	18.000.000.000
Concesión de Préstamos a Largo Plazo	243.807.421.450
Al Sector Privado	243.807.421.450
Aplicaciones Financieras	**13.428.209.155**
Inversión Financiera	10.075.081.155
Incremento de Otros Activos Financieros	10.075.081.155
Incremento de Disponibilidades	391.218.060
Incremento de Bancos	391.218.060
Incremento de Otros Activos Financieros	9.683.863.095
Disminución de Pasivos	3.353.128.000
Disminución de Cuentas y Efectos por Pagar	1.878.314.000
Disminución de Otras Cuentas y Efectos por Pagar	1.878.314.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	1.878.314.000
Disminución de Otros Pasivos	1.474.814.000
Disminución de Otros Pasivos a Mediano y Largo Plazo	1.474.814.000
TOTAL	**326.656.797.843**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
4012005	Ejecución de Convenios Bajo Acuerdo Marco de Cooperación para Adjudicación de Maquinaria a Cooperativas de la Misión Vuelvan Caras	Planta Ind. Asignada	117		389.427.903			389.427.903
0401204	Apoyo a la Pequeña y Mediana Empresa (instalación, Ampliación y Capital de Trabajo para la Pyme)	Crédito	50	63.142.435	36.550.000.000			36.613.142.435
4012003	Innovación de Servicios Financieros, Modernización Tecnológica y Transformación Cultural para la Efectividad Social	Proceso Implantado	10	3.219.415.352	11.000.000.000			14.219.415.352
4012002	Acompañamiento para la Sustentabilidad y Sostenibilidad de las Unidades de Producción Social Financiadas	Unidad Socio Productiva Acompañada	3.471	53.025.938.986	148.019.424.000			201.045.362.986
	TOTAL			56.308.496.773	195.958.851.903			252.267.348.676

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	17.556.147.073				17.556.147.073
02	Gestión Administrativa	55.715.946.072				55.715.946.072
03	Previsión y Protección Social	1.117.356.022				1.117.356.022
	TOTAL	74.389.449.167				74.389.449.167

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**204**	**5.150.693.065**
Directivo	29	1.369.383.742
Profesional y Técnico	93	2.555.382.324
Administrativo	46	878.499.778
Obrero	36	347.427.221
Personal Contratado	**38**	**540.000.000**
Profesional y Técnico	31	502.254.000
Obrero	7	37.746.000
TOTAL	**242**	**5.690.693.065**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**32**	**576.353.781**
Jubilado	23	430.434.874
Pensionado	9	145.918.907
TOTAL	**32**	**576.353.781**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	20.770.831.524
4.02	Materiales, Suministros y Mercancías	2.566.747.437
4.03	Servicios no Personales	13.920.328.335
4.04	Activos Reales	4.218.159.920
4.05	Activos Financieros	271.882.502.605
4.07	Transferencias y Donaciones	1.117.356.022
4.08	Otros Gastos	8.827.744.000
4.11	Disminución de Pasivos	3.353.128.000
	TOTAL	**326.656.797.843**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**51.370.526.927**
Ingresos de Operación	51.370.526.927
Ingresos Financieros de Instituciones Financieras	51.370.526.927
B. Gastos Corrientes	**47.203.007.318**
Gastos de Operación	38.157.907.296
Remuneraciones	20.770.831.524
Sueldos, Salarios y Otras Retribuciones	5.420.660.730
Beneficios y Complementos de Sueldos y Salarios	2.470.740.389
Aportes Patronales	933.765.509
Prestaciones Sociales y Otras Indemnizaciones	1.265.003.346
Asistencia Socioeconómica	4.014.646.237
Otros Gastos de Personal	6.666.015.313
Bienes y Servicios	16.487.075.772
Bienes de Consumo	2.566.747.437
Servicios no Personales	13.920.328.335
Depreciación y Amortización	900.000.000
Gastos de la Propiedad	7.927.744.000
Intereses	7.927.744.000
Intereses Internos	7.927.744.000
Intereses por Otros Financiamientos	7.927.744.000
Transferencias y Donaciones Corrientes	1.117.356.022
Al Sector Privado	1.117.356.022
Transferencias Corrientes al Sector Privado	1.117.356.022
Directas a Personas	1.117.356.022
Pensiones y Otros Beneficios Asociados	175.102.687
Jubilaciones y Otros Beneficios Asociados	516.521.849
Otras Transferencias Directas a Personas	425.731.486
C. Resultado Económico: Ahorro/(Desahorro)	**4.167.519.609**
II. Cuenta Capital	
A. Ingresos de Capital	**46.655.519.609**
Recursos Propios de Capital	5.067.519.609
Ahorro en la Cuenta Corriente	4.167.519.609
Incremento de la Depreciación y Amortización Acumuladas	900.000.000
Disminución de la Inversión Financiera	41.588.000.000
Recuperación de Préstamos de Corto Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	41.588.000.000
Del Sector Privado	41.588.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**266.025.581.370**
Inversión Real Directa	4.218.159.920
Formación Bruta de Capital Fijo	2.727.884.362
Maquinaria, Equipos y Otros Bienes Muebles	2.727.884.362
Bienes Intangibles	1.490.275.558
Inversión Financiera	261.807.421.450
Aportes en Acciones y Participaciones de Capital	18.000.000.000
Al Sector Público	18.000.000.000
A Entes Descentralizados Financieros Bancarios	18.000.000.000
Concesión de Préstamos a Largo Plazo	243.807.421.450
Al Sector Privado	243.807.421.450
C. Resultado Financiero: Superávit/(Déficit)	**(219.370.061.761)**
III. Cuenta Financiera	
A. Fuentes Financieras	**232.798.270.916**
Disminución de la Inversión Financiera	36.839.419.013
Disminución de Otros Activos Financieros	36.839.419.013
Disminución de Disponibilidades	36.839.419.013
Disminución de Inversiones Temporales	36.839.419.013
Incremento de Pasivos	36.550.000.000
Incremento de Otros Pasivos	36.550.000.000
Proyectos por Endeudamiento	36.550.000.000
Apoyo a la Pequeña y Mediana Empresa	36.550.000.000
Incremento del Patrimonio	159.408.851.903
Incremento del Capital	159.408.851.903
Incremento del Capital Fiscal e Institucional	159.408.851.903
Ministerio para la Economía Popular	159.408.851.903
Recursos Ordinarios	159.408.851.903
B. Aplicaciones Financieras	**232.798.270.916**
Inversión Financiera	10.075.081.155
Incremento de Otros Activos Financieros	10.075.081.155
Incremento de Disponibilidades	391.218.060
Incremento de Bancos	391.218.060
Incremento de Otros Activos Financieros	9.683.863.095
Disminución de Pasivos	3.353.128.000
Disminución de Cuentas y Efectos por Pagar	1.878.314.000
Disminución de Otras Cuentas y Efectos por Pagar	1.878.314.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	1.878.314.000
Disminución de Otros Pasivos	1.474.814.000
Disminución de Otros Pasivos a Mediano y Largo Plazo	1.474.814.000
Déficit Financiero	219.370.061.761

A0840

Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA)

FONDO DE DESARROLLO AGROPECUARIO, PESQUERO, FORESTAL Y AFINES (FONDAFA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA), tiene como objeto contribuir con el desarrollo agropecuario de Venezuela, mediante el financiamiento de la actividad productiva en las áreas agrícola, pecuaria, forestal y pesquera; así como el transporte, almacenamiento, comercialización y cualquier otro servicio conexo con dicha actividad. Para poder cumplir con tales fines podrá utilizar sus propios recursos, los asignados por el Ejecutivo Nacional y los obtenidos de la realización de operaciones autorizadas en la Ley de Endeudamiento.

Los proyectos que realizará la institución estarán enmarcados dentro de la política de desarrollo agropecuario y endógeno expresado en el financiamiento a cooperativas de producción, microempresarios y apoyo en servicios no financieros que permitan al pequeño y mediano productor su incorporación al proceso productivo y mejora de la calidad de vida rural.

En este sentido, el ente ha estimado para el año 2006 aprobar solicitudes de créditos por un monto total de Bs. 149.753,4 millones; liquidar créditos por Bs. 136.633,4 millones y recuperaciones de créditos por Bs. 61.017,1 millones, para lo cual realizará las siguientes acciones:

- Ejecutar los programas de financiamiento de acuerdo con los ciclos productivos en los diferentes rubros y en cada una de las entidades federales, dando énfasis al desarrollo endógeno.
- Consolidar la modernización de la plataforma tecnológica.
- Formar un personal altamente comprometido, motivado y alineado con la Misión y Visión de la institución.
- Instrumentar un plan de desarrollo del recurso humano, que mejore el nivel de competencia del personal y el clima organizacional, atendiendo a los parámetros del entorno.
- Optimizar la eficiencia financiera de la institución, mediante la mejor utilización de los recursos y mayor efectividad del gasto.
- Reforzar la gestión de recuperación de los créditos.
- Mantener una mayor presencia nacional mediante el establecimiento de oficinas regionales (Centros de Participación FONDAFA).

El presupuesto de ingresos y gastos de FONDAFA para el año 2006, asciende a Bs. 283.656,2 millones, conformado por Bs. 113.902,8 millones en acciones centralizadas y Bs. 169.753,4 millones en proyectos, y será financiado de la siguiente manera: Bs. 235.091,5 millones con ingresos propios, Bs. 20.000,0 millones con transferencias corrientes del Ministerio para la Economía Popular y Bs. 28.564,7 millones con aportes de capital del Despacho para la Economía Popular, que se destinarán al otorgamiento de créditos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**110.107.867.220**
Transferencias y Donaciones Corrientes	20.000.000.000
Del Sector Público	20.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	20.000.000.000
De la República	20.000.000.000
Ingresos de Operación	90.107.867.220
Ingresos Financieros de Instituciones Financieras	27.549.552.215
Otros Ingresos de Operación	62.558.315.005
Ingresos de Capital	**61.077.133.950**
Recursos Propios de Capital	60.000.000
Incremento de la Depreciación y Amortización Acumuladas	60.000.000
Disminución de la Inversión Financiera	61.017.133.950
Recuperación de Préstamos de Largo Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	61.017.133.950
Del Sector Privado	61.017.133.950
Fuentes Financieras	**112.471.180.936**
Disminución de la Inversión Financiera	83.906.525.403
Disminución de Otros Activos Financieros	83.906.525.403
Disminución de Disponibilidades	39.779.726.403
Disminución de Inversiones Temporales	39.779.726.403
Disminución de Cuentas por Cobrar a Corto Plazo	44.126.799.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	44.126.799.000
Incremento del Patrimonio	28.564.655.533
Incremento del Capital	28.564.655.533
Incremento del Capital Fiscal e Institucional	28.564.655.533
TOTAL	**283.656.182.106**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**120.834.108.133**
Gastos de Operación	117.917.477.133
Remuneraciones	61.188.583.133
Sueldos, Salarios y Otras Retribuciones	15.791.425.176
Beneficios y Complementos de Sueldos y Salarios	24.909.285.187
Aportes Patronales	148.222.377
Prestaciones Sociales y Otras Indemnizaciones	4.434.585.000
Asistencia Socioeconómica	13.792.337.761
Otros Gastos de Personal	2.112.727.632
Bienes y Servicios	56.668.894.000
Bienes de Consumo	7.386.284.000
Servicios no Personales	49.282.610.000
Depreciación y Amortización	60.000.000
Gastos de la Propiedad	9.799.000
Intereses	9.799.000
Intereses Internos	9.799.000
Intereses por Otros Financiamientos	9.799.000
Transferencias y Donaciones Corrientes	2.906.832.000
Al Sector Privado	2.896.082.000
Transferencias Corrientes al Sector Privado	2.896.082.000
Directas a Personas	2.334.082.000
Pensiones y Otros Beneficios Asociados	605.848.000
Jubilaciones y Otros Beneficios Asociados	1.708.234.000
Otras Transferencias Directas a Personas	20.000.000
A Instituciones sin Fines de Lucro	10.000.000
Otras Transferencias Corrientes Internas al Sector Privado	552.000.000
Al Sector Externo	10.750.000
Donaciones Corrientes al Exterior	10.750.000
A Organismos Internacionales	10.750.000
Gastos de Capital	**152.953.558.263**
Inversión Real Directa	16.320.153.780
Formación Bruta de Capital Fijo	16.320.153.780
Maquinaria, Equipos y Otros Bienes Muebles	16.320.153.780
Inversión Financiera	136.633.404.483
Concesión de Préstamos a Largo Plazo	136.633.404.483
Al Sector Privado	136.633.404.483
Aplicaciones Financieras	**9.868.515.710**
Inversión Financiera	9.849.814.280
Incremento de Fondos en Avance, Anticipos, Fideicomiso y Activos Diferidos	9.849.814.280
Incremento de Fondos en Fideicomiso	7.200.000.000
Incremento de Anticipos a Proveedores	2.649.814.280
Disminución de Pasivos	18.701.430
Disminución de Otros Pasivos	18.701.430
Disminución de Otros Pasivos a Mediano y Largo Plazo	18.701.430
TOTAL	**283.656.182.106**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
4011002	Financiamiento Ordinario Productores con Perfil Bancario	Crédito	69		7.765.695.533			7.765.695.533
4011012	Reestructuración del Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA), para ampliar su presencia en las Regiones del País, por medio de los Centros de Participación FONDAFA (CPF).	Oficina	27		20.000.000.000			20.000.000.000
4011003	Financiamiento de Maquinaria e Implementos de uso Agrícola	Crédito	210		20.798.960.000			20.798.960.000
4011001	Financiamiento de Desarrollo Social Productores sin Perfil Bancario	Crédito	1.100	74.137.150.165				74.137.150.165
4011005	Financiamiento de Maquinarias y Equipos de Producción Agrícola	Crédito	1.204	47.051.615.001				47.051.615.001
	TOTAL			121.188.765.166	48.564.655.533			169.753.420.699

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	44.341.766.917				44.341.766.917
02	Gestión Administrativa	67.246.912.490				67.246.912.490
03	Previsión y Protección Social	2.314.082.000				2.314.082.000
	TOTAL	113.902.761.407				113.902.761.407

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**378**	**7.680.685.582**
Directivo	94	2.966.208.689
Profesional y Técnico	195	4.437.100.146
Administrativo	69	126.757.747
Obrero	20	150.619.000
Personal Contratado	**540**	**9.700.000.000**
Profesional y Técnico	360	6.264.000.000
Administrativo	180	3.436.000.000
TOTAL	**918**	**17.380.685.582**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**81**	**507.115.000**
Jubilado	55	315.990.000
Pensionado	26	191.125.000
Obrero	**7**	**51.030.000**
Jubilado	7	51.030.000
TOTAL	**88**	**558.145.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	61.188.583.133
4.02	Materiales, Suministros y Mercancías	7.386.284.000
4.03	Servicios no Personales	49.282.610.000
4.04	Activos Reales	16.320.153.780
4.05	Activos Financieros	146.483.218.763
4.07	Transferencias y Donaciones	2.906.832.000
4.08	Otros Gastos	69.799.000
4.11	Disminución de Pasivos	18.701.430
	TOTAL	**283.656.182.106**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**110.107.867.220**
Transferencias y Donaciones Corrientes	20.000.000.000
Del Sector Público	20.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	20.000.000.000
De la República	20.000.000.000
Ministerio para la Economía Popular	20.000.000.000
Recursos Ordinarios	20.000.000.000
Ingresos de Operación	90.107.867.220
Ingresos Financieros de Instituciones Financieras	27.549.552.215
Otros Ingresos de Operación	62.558.315.005
B. Gastos Corrientes	**120.834.108.133**
Gastos de Operación	117.917.477.133
Remuneraciones	61.188.583.133
Sueldos, Salarios y Otras Retribuciones	15.791.425.176
Beneficios y Complementos de Sueldos y Salarios	24.909.285.187
Aportes Patronales	148.222.377
Prestaciones Sociales y Otras Indemnizaciones	4.434.585.000
Asistencia Socioeconómica	13.792.337.761
Otros Gastos de Personal	2.112.727.632
Bienes y Servicios	56.668.894.000
Bienes de Consumo	7.386.284.000
Servicios no Personales	49.282.610.000
Depreciación y Amortización	60.000.000
Gastos de la Propiedad	9.799.000
Intereses	9.799.000
Intereses Internos	9.799.000
Intereses por Otros Financiamientos	9.799.000
Transferencias y Donaciones Corrientes	2.906.832.000
Al Sector Privado	2.896.082.000
Transferencias Corrientes al Sector Privado	2.896.082.000
Directas a Personas	2.334.082.000
Pensiones y Otros Beneficios Asociados	605.848.000
Jubilaciones y Otros Beneficios Asociados	1.708.234.000
Otras Transferencias Directas a Personas	20.000.000
A Instituciones sin Fines de Lucro	10.000.000
Otras Transferencias Corrientes Internas al Sector Privado	552.000.000
Al Sector Externo	10.750.000
Donaciones Corrientes al Exterior	10.750.000
A Organismos Internacionales	10.750.000
C. Resultado Económico: Ahorro/(Desahorro)	**(10.726.240.913)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**50.350.893.037**
Recursos Propios de Capital	(10.666.240.913)
Desahorro en la Cuenta Corriente	(10.726.240.913)
Incremento de la Depreciación y Amortización Acumuladas	60.000.000
Disminución de la Inversión Financiera	61.017.133.950
Recuperación de Préstamos de Largo Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	61.017.133.950
Del Sector Privado	61.017.133.950
B. Gastos de Capital	**152.953.558.263**
Inversión Real Directa	16.320.153.780
Formación Bruta de Capital Fijo	16.320.153.780
Maquinaria, Equipos y Otros Bienes Muebles	16.320.153.780
Inversión Financiera	136.633.404.483
Concesión de Préstamos a Largo Plazo	136.633.404.483
Al Sector Privado	136.633.404.483
C. Resultado Financiero: Superávit/(Déficit)	**(102.602.665.226)**
III. Cuenta Financiera	
A. Fuentes Financieras	**112.471.180.936**
Disminución de la Inversión Financiera	83.906.525.403
Disminución de Otros Activos Financieros	83.906.525.403
Disminución de Disponibilidades	39.779.726.403
Disminución de Inversiones Temporales	39.779.726.403
Disminución de Cuentas por Cobrar a Corto Plazo	44.126.799.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	44.126.799.000
Incremento del Patrimonio	28.564.655.533
Incremento del Capital	28.564.655.533
Incremento del Capital Fiscal e Institucional	28.564.655.533
Ministerio para la Economía Popular	28.564.655.533
Recursos Ordinarios	28.564.655.533
B. Aplicaciones Financieras	**112.471.180.936**
Inversión Financiera	9.849.814.280
Incremento de Fondos en Avance, Anticipos, Fideicomiso y Activos Diferidos	9.849.814.280
Incremento de Fondos en Fideicomiso	7.200.000.000
Incremento de Anticipos a Proveedores	2.649.814.280
Disminución de Pasivos	18.701.430
Disminución de Otros Pasivos	18.701.430
Disminución de Otros Pasivos a Mediano y Largo Plazo	18.701.430
Déficit Financiero	102.602.665.226

A0842

Fondo de Desarrollo Microfinanciero (FONDEMI)

FONDO DE DESARROLLO MICROFINANCIERO (FONDEMI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El FONDEMI es un instituto autónomo para el desarrollo del sistema microfinanciero que dirige sus acciones hacia las comunidades populares y autogestionarias, las empresas familiares y otras formas de asociación comunitaria, a través de la creación y fortalecimiento de los Entes de Ejecución (Entidades Financieras de Primer Piso No Bancarias), para contribuir con el incremento de la tasa de ocupación y con el mejoramiento de la calidad de vida de la población a nivel nacional, haciéndolos participes del desarrollo económico y social del país.

El Presupuesto del Fondo para el año 2006 alcanza la cantidad de Bs. 61.374,5 millones, y está estructurado por:

- Un (01) proyecto denominado "Propiciar la creación y fortalecer integralmente a los entes de ejecución como instrumento para la consolidación del sistema microfinanciero socialista", el cual será financiado con recursos propios por Bs. 6.400,0 millones y con recursos del Ministerio para la Economía Popular por Bs. 39.252,1 millones. FONDEMI con este proyecto logrará fortalecer a 1.000 Entidades, para consolidar el apoyo integral y directo a la población, mediante la concesión de préstamos por Bs. 35.400,0 millones, a una tasa de interés del 12% y a un plazo de 36 meses en promedio.

- Dos (02) acciones centralizadas "Dirección y coordinación de los gastos de los trabajadores" y "Gestión Administrativa", por un monto total de Bs. 15.722,4 millones, a ser financiadas con recursos propios por Bs. 7.457,4 millones y con asignaciones del Ministerio para la Economía Popular por Bs. 8.265,0 millones

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**19.506.461.865**
Transferencias y Donaciones Corrientes	16.771.504.895
Del Sector Público	16.771.504.895
Transferencias Corrientes Internas Recibidas del Sector Público	16.771.504.895
De la República	16.771.504.895
Ingresos de Operación	2.040.000.000
Ingresos Financieros de Instituciones Financieras	2.040.000.000
Rentas de la Propiedad	694.956.970
Intereses	694.956.970
Intereses Internos	694.956.970
Intereses por Préstamos	694.956.970
Ingresos de Capital	**12.868.043.906**
Recursos Propios de Capital	4.722.479.415
Incremento de la Depreciación y Amortización Acumuladas	4.722.479.415
Transferencias y Donaciones de Capital	1.745.564.491
Transferencias de Capital Recibidas del Sector Público	1.745.564.491
De la República	1.745.564.491
Disminución de la Inversión Financiera	6.400.000.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Recuperación de Préstamos de Largo Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	6.400.000.000
Del Sector Público	6.400.000.000
De los Entes Descentralizados sin Fines Empresariales	6.400.000.000
Fuentes Financieras	**29.000.000.000**
Incremento del Patrimonio	29.000.000.000
Incremento del Capital	29.000.000.000
Incremento del Capital Fiscal e Institucional	29.000.000.000
TOTAL	**61.374.505.771**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**23.604.059.403**
Gastos de Operación	23.594.059.403
Remuneraciones	8.104.279.988
Sueldos, Salarios y Otras Retribuciones	2.484.118.192
Beneficios y Complementos de Sueldos y Salarios	2.368.198.266
Aportes Patronales	400.503.038
Prestaciones Sociales y Otras Indemnizaciones	607.109.656
Asistencia Socioeconómica	2.220.350.836
Otros Gastos de Personal	24.000.000
Bienes y Servicios	10.767.300.000
Bienes de Consumo	1.139.500.000
Servicios no Personales	9.627.800.000
Depreciación y Amortización	4.722.479.415
Transferencias y Donaciones Corrientes	10.000.000
Al Sector Privado	10.000.000
Transferencias Corrientes al Sector Privado	10.000.000
Directas a Personas	10.000.000
Otras Transferencias Directas a Personas	10.000.000
Gastos de Capital	**37.145.564.491**
Inversión Real Directa	1.745.564.491
Formación Bruta de Capital Fijo	1.495.564.491
Maquinaria, Equipos y Otros Bienes Muebles	1.495.564.491
Bienes Intangibles	250.000.000
Inversión Financiera	35.400.000.000
Concesión de Préstamos a Corto Plazo	35.400.000.000
Al Sector Público	35.400.000.000
A Entes Descentralizados sin Fines Empresariales	35.400.000.000
Aplicaciones Financieras	**624.881.877**
Inversión Financiera	184.881.877
Incremento de Otros Activos Financieros	184.881.877
Incremento de Disponibilidades	184.881.877
Incremento de Bancos	184.881.877
Disminución de Pasivos	440.000.000
Disminución de Cuentas y Efectos por Pagar	440.000.000
Disminución de Otras Cuentas y Efectos por Pagar	440.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	440.000.000
TOTAL	**61.374.505.771**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Fdmpro1	Propiciar la Creación y Fortalecer Integralmente a los Entes de Ejecución Como Instrumento Para la Consolidación del Sistema Microfinanciero Socialista	Entidad Fortalecida	1.000	6.400.000.000	39.252.069.386			45.652.069.386
	TOTAL			6.400.000.000	39.252.069.386			45.652.069.386

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		5.588.575.093			5.588.575.093
02	Gestión Administrativa	7.457.436.385	2.676.424.907			10.133.861.292
	TOTAL	7.457.436.385	8.265.000.000			15.722.436.385

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**103**	**1.645.310.174**
Directivo	19	612.055.315
Profesional y Técnico	65	887.265.951
Administrativo	19	145.988.908
Personal Contratado	**126**	**1.091.984.268**
Profesional y Técnico	117	1.044.600.000
Obrero	9	47.384.268
TOTAL	**229**	**2.737.294.442**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	8.104.279.988
4.02	Materiales, Suministros y Mercancías	1.139.500.000
4.03	Servicios no Personales	9.627.800.000
4.04	Activos Reales	1.745.564.491
4.05	Activos Financieros	35.584.881.877
4.07	Transferencias y Donaciones	10.000.000
4.08	Otros Gastos	4.722.479.415
4.11	Disminución de Pasivos	440.000.000
	TOTAL	**61.374.505.771**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**19.506.461.865**
Transferencias y Donaciones Corrientes	16.771.504.895
Del Sector Público	16.771.504.895
Transferencias Corrientes Internas Recibidas del Sector Público	16.771.504.895
De la República	16.771.504.895
Ministerio para la Economía Popular	16.771.504.895
Recursos Ordinarios	16.771.504.895
Ingresos de Operación	2.040.000.000
Ingresos Financieros de Instituciones Financieras	2.040.000.000
Rentas de la Propiedad	694.956.970
Intereses	694.956.970
Intereses Internos	694.956.970
Intereses por Préstamos	694.956.970
B. Gastos Corrientes	**23.604.059.403**
Gastos de Operación	23.594.059.403
Remuneraciones	8.104.279.988
Sueldos, Salarios y Otras Retribuciones	2.484.118.192
Beneficios y Complementos de Sueldos y Salarios	2.368.198.266
Aportes Patronales	400.503.038
Prestaciones Sociales y Otras Indemnizaciones	607.109.656
Asistencia Socioeconómica	2.220.350.836
Otros Gastos de Personal	24.000.000
Bienes y Servicios	10.767.300.000
Bienes de Consumo	1.139.500.000
Servicios no Personales	9.627.800.000
Depreciación y Amortización	4.722.479.415
Transferencias y Donaciones Corrientes	10.000.000
Al Sector Privado	10.000.000
Transferencias Corrientes al Sector Privado	10.000.000
Directas a Personas	10.000.000
Otras Transferencias Directas a Personas	10.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**(4.097.597.538)**
II. Cuenta Capital	
A. Ingresos de Capital	**8.770.446.368**
Recursos Propios de Capital	624.881.877
Desahorro en la Cuenta Corriente	(4.097.597.538)
Incremento de la Depreciación y Amortización Acumuladas	4.722.479.415
Transferencias y Donaciones de Capital	1.745.564.491
Transferencias de Capital Recibidas del Sector Público	1.745.564.491
De la República	1.745.564.491
Ministerio para la Economía Popular	1.745.564.491
Recursos Ordinarios	1.745.564.491
Disminución de la Inversión Financiera	6.400.000.000
Recuperación de Préstamos de Largo Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	6.400.000.000
Del Sector Público	6.400.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
De los Entes Descentralizados sin Fines Empresariales	6.400.000.000
B. Gastos de Capital	**37.145.564.491**
Inversión Real Directa	1.745.564.491
Formación Bruta de Capital Fijo	1.495.564.491
Maquinaria, Equipos y Otros Bienes Muebles	1.495.564.491
Bienes Intangibles	250.000.000
Inversión Financiera	35.400.000.000
Concesión de Préstamos a Corto Plazo	35.400.000.000
Al Sector Público	35.400.000.000
A Entes Descentralizados sin Fines Empresariales	35.400.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(28.375.118.123)**
III. Cuenta Financiera	
A. Fuentes Financieras	**29.000.000.000**
Incremento del Patrimonio	29.000.000.000
Incremento del Capital	29.000.000.000
Incremento del Capital Fiscal e Institucional	29.000.000.000
Ministerio para la Economía Popular	29.000.000.000
Recursos Ordinarios	29.000.000.000
B. Aplicaciones Financieras	**29.000.000.000**
Inversión Financiera	184.881.877
Incremento de Otros Activos Financieros	184.881.877
Incremento de Disponibilidades	184.881.877
Incremento de Bancos	184.881.877
Disminución de Pasivos	440.000.000
Disminución de Cuentas y Efectos por Pagar	440.000.000
Disminución de Otras Cuentas y Efectos por Pagar	440.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	440.000.000
Déficit Financiero	28.375.118.123

A0846

Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)

INSTITUTO NACIONAL DE DESARROLLO PARA LA PEQUEÑA Y MEDIANA INDUSTRIA (INAPYMI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI), tiene previsto para el Ejercicio Fiscal 2006, la ejecución de actividades orientadas a la reconversión, reindustrialización y recuperación de la Pequeña y Mediana Industria como factor fundamental para la reactivación del aparato productivo del país.

Dentro de estas actividades se encuentra el financiamiento a las cooperativas de producción, para el fortalecimiento del modelo del desarrollo endógeno, como eje fundamental de la dinámica productiva del país y como mecanismo para lograr el mejoramiento de los niveles de calidad, productividad y competitividad de las industrias, por lo que se brindará asistencia técnica integral no financiera, en aspectos tales como: elaboración de proyectos, planes de negocios, estudios de mercado y de oportunidades de inversión, mejoramiento competitivo y proyectos de calidad, entre otros.

También se activarán a nivel nacional la coordinación para el acondicionamiento, ampliación y reactivación de los parques industriales existentes, así como el diseño, construcción y puesta de nuevos establecimientos. Igualmente, se tiene previsto el desarrollo y ejecución de proyectos especiales de capacitación y adiestramiento, dirigidos al personal de las pequeñas y medianas industrias en el área de gestión empresarial, finanzas, producción, mercadeo y ventas, entre otros.

El presupuesto de ingresos y gastos para el año 2006 asciende a Bs. 78.890,7 millones, y está distribuido en tres (3) proyectos a saber: "Sistema Nacional de Asistencia Técnica", "Recuperación y Fortalecimiento de la Plataforma Industrial" y "Financiamiento a las Cooperativas de Producción", los cuales serán financiados con transferencias de capital del Ministerio para la Economía por un monto total de Bs. 50.304,0 millones y con recursos propios por Bs. 9.844,9 millones, mientras que las acciones centralizadas serán cubiertas con recursos propios por Bs. 17.301,8 millones y con transferencias corrientes del Ministerio de adscripción por Bs. 1.440,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**12.454.335.921**
Transferencias y Donaciones Corrientes	1.440.000.000
Del Sector Público	1.440.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.440.000.000
De la República	1.440.000.000
Ingresos de Operación	11.014.335.921
Ingresos Financieros de Instituciones Financieras	9.534.576.336
Otros Ingresos de Operación	1.479.759.585
Ingresos de Capital	**61.162.358.580**
Recursos Propios de Capital	213.435.620
Incremento de la Depreciación y Amortización Acumuladas	213.435.620
Transferencias y Donaciones de Capital	50.303.963.990
Transferencias de Capital Recibidas del Sector Público	50.303.963.990
De la República	50.303.963.990
Disminución de la Inversión Financiera	10.644.958.970

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Recuperación de Préstamos de Corto Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	10.644.958.970
Del Sector Privado	10.644.958.970
Fuentes Financieras	**5.274.049.661**
Disminución de la Inversión Financiera	5.274.049.661
Disminución de Otros Activos Financieros	5.274.049.661
Disminución de Disponibilidades	5.274.049.661
Disminución de Bancos	5.274.049.661
TOTAL	**78.890.744.162**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**13.441.821.292**
Gastos de Operación	12.997.518.100
Remuneraciones	10.255.599.643
Sueldos, Salarios y Otras Retribuciones	899.429.580
Beneficios y Complementos de Sueldos y Salarios	3.737.612.326
Aportes Patronales	543.870.046
Prestaciones Sociales y Otras Indemnizaciones	476.461.694
Asistencia Socioeconómica	1.237.673.040
Otros Gastos de Personal	3.360.552.957
Bienes y Servicios	2.528.482.837
Bienes de Consumo	207.904.341
Servicios no Personales	2.320.578.496
Depreciación y Amortización	213.435.620
Transferencias y Donaciones Corrientes	444.303.192
Al Sector Privado	444.303.192
Transferencias Corrientes al Sector Privado	444.303.192
Directas a Personas	444.303.192
Pensiones y Otros Beneficios Asociados	124.096.209
Jubilaciones y Otros Beneficios Asociados	320.206.983
Gastos de Capital	**61.948.922.870**
Inversión Real Directa	44.190.574.664
Formación Bruta de Capital Fijo	44.190.574.664
Maquinaria, Equipos y Otros Bienes Muebles	5.040.407.946
Construcciones de Bienes de Dominio Privado	4.903.737.110
Producción Propia (Gastos Capitalizables)	34.246.429.608
Remuneraciones	12.800.699.256
Sueldos, Salarios y Otras Retribuciones	12.403.129.560
Aportes Patronales	397.569.696
Bienes y Servicios	21.445.730.352
Bienes de Consumo	1.192.712.171
Servicios no Personales	20.253.018.181
Inversión Financiera	17.758.348.206
Concesión de Préstamos a Largo Plazo	17.758.348.206
Al Sector Privado	17.758.348.206
Aplicaciones Financieras	**3.500.000.000**
Disminución de Pasivos	3.500.000.000
Disminución de Cuentas y Efectos por Pagar	3.500.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	3.500.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.500.000.000
Disminución de Intereses por Pagar	2.000.000.000
Disminución de Intereses Internos por Pagar	2.000.000.000
TOTAL	**78.890.744.162**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
4014004	Sistema Nacional de Asistencia Técnica	Asistencia Técnica	1.800		30.000.000.000			30.000.000.000
4014005	Recuperación y Fortalecimiento de la Plataforma Industrial	Obra	3		10.459.005.110			10.459.005.110
4014002	Financiamiento a las Cooperativas de Producción	Financiamiento	2.200	9.844.958.880	9.844.958.880			19.689.917.760
	TOTAL			9.844.958.880	50.303.963.990			60.148.922.870

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	9.439.715.342	1.440.000.000			10.879.715.342
02	Gestión Administrativa	7.417.802.758				7.417.802.758
03	Previsión y Protección Social	444.303.192				444.303.192
	TOTAL	17.301.821.292	1.440.000.000			18.741.821.292

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**238**	**4.885.777.490**
Directivo	11	528.866.376
Profesional y Técnico	170	3.761.265.912
Administrativo	26	256.822.500
Obrero	31	338.822.702
Personal Contratado	**20**	**309.600.000**
Profesional y Técnico	20	309.600.000
TOTAL	**258**	**5.195.377.490**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	9	**49.371.774**
Jubilado	2	14.351.400
Pensionado	7	35.020.374
TOTAL	**9**	**49.371.774**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	23.056.298.899
4.02	Materiales, Suministros y Mercancías	1.400.616.512
4.03	Servicios no Personales	22.573.596.677
4.04	Activos Reales	9.944.145.056
4.05	Activos Financieros	17.758.348.206
4.07	Transferencias y Donaciones	444.303.192
4.08	Otros Gastos	213.435.620
4.11	Disminución de Pasivos	3.500.000.000
	TOTAL	**78.890.744.162**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**12.454.335.921**
Transferencias y Donaciones Corrientes	1.440.000.000
Del Sector Público	1.440.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.440.000.000
De la República	1.440.000.000
Ministerio para la Economía Popular	1.440.000.000
Recursos Ordinarios	1.440.000.000
Ingresos de Operación	11.014.335.921
Ingresos Financieros de Instituciones Financieras	9.534.576.336
Otros Ingresos de Operación	1.479.759.585
B. Gastos Corrientes	**13.441.821.292**
Gastos de Operación	12.997.518.100
Remuneraciones	10.255.599.643
Sueldos, Salarios y Otras Retribuciones	899.429.580
Beneficios y Complementos de Sueldos y Salarios	3.737.612.326
Aportes Patronales	543.870.046
Prestaciones Sociales y Otras Indemnizaciones	476.461.694
Asistencia Socioeconómica	1.237.673.040
Otros Gastos de Personal	3.360.552.957
Bienes y Servicios	2.528.482.837
Bienes de Consumo	207.904.341
Servicios no Personales	2.320.578.496
Depreciación y Amortización	213.435.620
Transferencias y Donaciones Corrientes	444.303.192
Al Sector Privado	444.303.192
Transferencias Corrientes al Sector Privado	444.303.192
Directas a Personas	444.303.192
Pensiones y Otros Beneficios Asociados	124.096.209
Jubilaciones y Otros Beneficios Asociados	320.206.983
C. Resultado Económico: Ahorro/(Desahorro)	**(987.485.371)**
II. Cuenta Capital	
A. Ingresos de Capital	**60.174.873.209**
Recursos Propios de Capital	(774.049.751)
Desahorro en la Cuenta Corriente	(987.485.371)
Incremento de la Depreciación y Amortización Acumuladas	213.435.620
Transferencias y Donaciones de Capital	50.303.963.990
Transferencias de Capital Recibidas del Sector Público	50.303.963.990
De la República	50.303.963.990
Ministerio para la Economía Popular	50.303.963.990
Recursos Ordinarios	50.303.963.990
Disminución de la Inversión Financiera	10.644.958.970
Recuperación de Préstamos de Corto Plazo Otorgados por República y Entes Descentralizados sin Fines Empresariales	10.644.958.970
Del Sector Privado	10.644.958.970

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**61.948.922.870**
Inversión Real Directa	44.190.574.664
Formación Bruta de Capital Fijo	44.190.574.664
Maquinaria, Equipos y Otros Bienes Muebles	5.040.407.946
Construcciones de Bienes de Dominio Privado	4.903.737.110
Producción Propia (Gastos Capitalizables)	34.246.429.608
Remuneraciones	12.800.699.256
Sueldos, Salarios y Otras Retribuciones	12.403.129.560
Aportes Patronales	397.569.696
Bienes y Servicios	21.445.730.352
Bienes de Consumo	1.192.712.171
Servicios no Personales	20.253.018.181
Inversión Financiera	17.758.348.206
Concesión de Préstamos a Largo Plazo	17.758.348.206
Al Sector Privado	17.758.348.206
C. Resultado Financiero: Superávit/(Déficit)	**(1.774.049.661)**
III. Cuenta Financiera	
A. Fuentes Financieras	**5.274.049.661**
Disminución de la Inversión Financiera	5.274.049.661
Disminución de Otros Activos Financieros	5.274.049.661
Disminución de Disponibilidades	5.274.049.661
Disminución de Bancos	5.274.049.661
B. Aplicaciones Financieras	**5.274.049.661**
Disminución de Pasivos	3.500.000.000
Disminución de Cuentas y Efectos por Pagar	3.500.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	3.500.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.500.000.000
Disminución de Intereses por Pagar	2.000.000.000
Disminución de Intereses Internos por Pagar	2.000.000.000
Déficit Financiero	1.774.049.661

41
Ministerio de Alimentación

A0421
Fundación Programa de Alimentos Estratégicos
(FUNDAPROAL)

FUNDACIÓN PROGRAMA DE ALIMENTOS ESTRATEGICOS (FUNDAPROAL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación tiene como misión proteger a los segmentos más vulnerables y excluidos socialmente de la población venezolana, brindando alimentación gratuita y hacer de los Proyectos Mercal Máxima Protección y Mercal Protección un servicio que garantice la seguridad alimentaria; los cuales serán cubiertos con ingresos provenientes del Ejecutivo Nacional a través del Ministerio de Alimentación.

Bajo los principios institucionales básicos de cooperación ciudadana y solidaridad humanitaria, FUNDAPROAL ha establecido una serie de políticas destinadas a satisfacer la necesidad social para la cual fue creada, abarcando diversas áreas de acción comunitaria, que permitan el acceso oportuno y permanente al consumo de alimentos. Para el logro de estos objetivos, tendrá a cargo la planificación, coordinación, dirección, ejecución y supervisión de los proyectos de alimentación, considerados por el Ejecutivo Nacional.

El ente para el año 2006 tiene un presupuesto de ingresos y gastos que asciende a Bs. 292.424,5 millones, que será financiado con transferencias corrientes del Ejecutivo Nacional por Bs. 289.001,1 millones, intereses por colocaciones bancarias por Bs. 79,2 millones, transferencias de capital del Ministerio de Alimentación por Bs. 3.267,5 millones y otros recursos por Bs. 76,7 millones.

La Fundación Programa de Alimentos Estratégicos (FUNDAPROAL) en consideración con los lineamientos emanados del Ministerio de Alimentación, orientará su línea de acción hacia la promoción de los proyectos que permitan el desarrollo de las siguientes acciones:

- Continuar atendiendo a 907.800 personas en condiciones de mayor vulnerabilidad en las 6.052 Casas de Alimentación implementadas en el lapso 2004 – 2005.
- Subsidiar ocho (8) productos de la cesta básica en un 100% para atender 643.114 personas incorporadas al Programa Mercal Máxima Protección- Suplemento Nutricional 2004 - 2005.
- Continuar subsidiando siete (7) productos de la cesta básica en un 50% para atender las 1.060.420 personas incorporadas al Programa Mercal Protección en el 2004 - 2005.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**289.080.206.175**
Transferencias y Donaciones Corrientes	289.001.050.095
Del Sector Público	289.001.050.095
Transferencias Corrientes Internas Recibidas del Sector Público	289.001.050.095
De la República	289.001.050.095
Rentas de la Propiedad	79.156.080
Intereses	79.156.080
Intereses Internos	79.156.080
Intereses por Depósitos	79.156.080

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos de Capital	**3.344.271.394**
Recursos Propios de Capital	76.721.489
Incremento de la Depreciación y Amortización Acumuladas	76.721.489
Transferencias y Donaciones de Capital	3.267.549.905
Transferencias de Capital Recibidas del Sector Público	3.267.549.905
De la República	3.267.549.905
TOTAL	**292.424.477.569**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**289.001.050.095**
Gastos de Consumo	271.666.228.993
Remuneraciones	28.377.096.181
Sueldos, Salarios y Otras Retribuciones	6.212.537.263
Beneficios y Complementos de Sueldos y Salarios	11.545.727.349
Aportes Patronales	947.132.611
Prestaciones Sociales y Otras Indemnizaciones	5.014.366.600
Asistencia Socioeconómica	3.014.701.023
Otros Gastos de Personal	1.642.631.335
Bienes y Servicios	243.212.411.323
Bienes de Consumo	222.011.120.557
Servicios no Personales	21.201.290.766
Depreciación y Amortización	76.721.489
Transferencias y Donaciones Corrientes	17.334.821.102
Al Sector Privado	17.307.410.551
Transferencias Corrientes al Sector Privado	17.307.410.551
Otras Transferencias Corrientes Internas al Sector Privado	17.307.410.551
Al Sector Público	27.410.551
Donaciones Corrientes al Sector Público	27.410.551
A Instituciones de Protección Social	27.410.551
Gastos de Capital	**3.346.705.985**
Inversión Real Directa	3.346.705.985
Formación Bruta de Capital Fijo	3.346.705.985
Maquinaria, Equipos y Otros Bienes Muebles	3.346.705.985
Aplicaciones Financieras	**76.721.489**
Inversión Financiera	76.721.489
Incremento de Otros Activos Financieros	76.721.489
Incremento de Disponibilidades	76.721.489
Incremento de Bancos	76.721.489
TOTAL	**292.424.477.569**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0000001	Mercal Máxima Protección	Beneficiario	1.550.914		253.353.943.484			253.353.943.484
0000002	Mercal Protección	Beneficiario	1.060.420		16.411.856.516			16.411.856.516
	TOTAL				269.765.800.000			269.765.800.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		7.549.689.400			7.549.689.400
02	Gestión Administrativa	155.877.569	14.953.110.600			15.108.988.169
	TOTAL	155.877.569	22.502.800.000			22.658.677.569

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**273**	**3.073.284.878**
Directivo	9	198.274.985
Profesional y Técnico	45	924.580.087
Administrativo	194	1.791.189.806
Obrero	25	159.240.000
Personal Contratado	**650**	**4.148.733.523**
Profesional y Técnico	60	385.560.000
Administrativo	590	3.763.173.523
TOTAL	**923**	**7.222.018.401**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	28.377.096.181
4.02	Materiales, Suministros y Mercancías	222.011.120.557
4.03	Servicios no Personales	21.201.290.766
4.04	Activos Reales	3.346.705.985
4.05	Activos Financieros	76.721.489
4.07	Transferencias y Donaciones	17.334.821.102
4.08	Otros Gastos	76.721.489
	TOTAL	**292.424.477.569**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**289.080.206.175**
Transferencias y Donaciones Corrientes	289.001.050.095
Del Sector Público	289.001.050.095
Transferencias Corrientes Internas Recibidas del Sector Público	289.001.050.095
De la República	289.001.050.095
Ministerio de Alimentación	289.001.050.095
Recursos Ordinarios	289.001.050.095
Rentas de la Propiedad	79.156.080
Intereses	79.156.080
Intereses Internos	79.156.080
Intereses por Depósitos	79.156.080
B. Gastos Corrientes	**289.001.050.095**
Remuneraciones	28.377.096.181
Sueldos, Salarios y Otras Retribuciones	6.212.537.263
Beneficios y Complementos de Sueldos y Salarios	11.545.727.349
Aportes Patronales	947.132.611
Prestaciones Sociales y Otras Indemnizaciones	5.014.366.600
Asistencia Socioeconómica	3.014.701.023
Otros Gastos de Personal	1.642.631.335
Bienes y Servicios	243.212.411.323
Bienes de Consumo	222.011.120.557
Servicios no Personales	21.201.290.766
Depreciación y Amortización	76.721.489
Transferencias y Donaciones Corrientes	17.334.821.102
Al Sector Privado	17.307.410.551
Transferencias Corrientes al Sector Privado	17.307.410.551
Otras Transferencias Corrientes Internas al Sector Privado	17.307.410.551
Al Sector Público	27.410.551
Donaciones Corrientes al Sector Público	27.410.551
A Instituciones de Protección Social	27.410.551
C. Resultado Económico: Ahorro/(Desahorro)	**79.156.080**
II. Cuenta Capital	
A. Ingresos de Capital	**3.423.427.474**
Recursos Propios de Capital	155.877.569
Ahorro en la Cuenta Corriente	79.156.080
Incremento de la Depreciación y Amortización Acumuladas	76.721.489
Transferencias y Donaciones de Capital	3.267.549.905
Transferencias de Capital Recibidas del Sector Público	3.267.549.905
De la República	3.267.549.905
Ministerio de Alimentación	3.267.549.905
Recursos Ordinarios	3.267.549.905
B. Gastos de Capital	**3.346.705.985**
Inversión Real Directa	3.346.705.985
Formación Bruta de Capital Fijo	3.346.705.985
Maquinaria, Equipos y Otros Bienes Muebles	3.346.705.985
C. Resultado Financiero: Superávit/(Déficit)	**76.721.489**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**76.721.489**
Superávit Financiero	76.721.489
B. Aplicaciones Financieras	**76.721.489**
Inversión Financiera	76.721.489
Incremento de Otros Activos Financieros	76.721.489
Incremento de Disponibilidades	76.721.489
Incremento de Bancos	76.721.489

42
Ministerio de Industrias Ligeras y Comercio

A0142
Instituto para la Defensa y Educación del
Consumidor y del Usuario (INDECU)

INSTITUTO PARA LA DEFENSA Y EDUCACIÓN DEL CONSUMIDOR Y DEL USUARIO (INDECU)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto para la Defensa y Educación del Consumidor y del Usuario (INDECU), tiene como objetivo fundamental orientar, informar y educar a los consumidores sobre los derechos consagrados en la Ley de Protección al Consumidor y del Usuario y sus Reglamentos, así como dirimir controversias entre consumidores y proveedores y aplicar las sanciones a que hubiere lugar.

Con base a la filosofía de gestión definida en el plan estratégico 2001-2006, las acciones fundamentales del ente darán prioridad a los siguientes aspectos:

- Una Nueva Cultura de Consumo

El proyecto se requiere debido al bajo nivel de cultura de consumo observado en la población venezolana, que dificulta el establecimiento de las relaciones equilibradas entre productores, comerciantes, distribuidores y consumidores y usuarios. Dicho proyecto busca realizar campañas informativas y educativas a fin de concientizar a consumidores y usuarios, convirtiéndolos en ciudadanos más activos.

- Consolidación del Sistema Nacional de Protección al Consumidor y al Usuario

El proyecto se requiere debido a la deficiente atención a nivel nacional de consumidores y usuarios que demandan orientación, información, educación y protección de los derechos e intereses en materia de consumo. Dicho proyecto busca la creación de oficinas a nivel nacional, a fin de garantizar la defensa y salvaguarda de la sociedad en todos los estados, de esta manera el INDECU se constituye como un canal abierto y autónomo, eficiente y eficaz, con la participación organizada de la sociedad civil en sus diferentes ámbitos y áreas funcionales de actuación en materia de consumo (local, municipal, estadal y nacional) y en forma conjunta con las instancias gubernamentales.

- Defensa a Consumidores y Usuarios

La defensa a consumidores y usuarios constituye la esencia y propósito fundamental del Instituto. La Ley de Protección al Consumidor y al Usuario en el Capítulo I, Artículo 1, objeto y definiciones, establece: "Esta ley tiene por objeto la defensa, protección y salvaguarda de los derechos e intereses de los consumidores y usuarios. Su organización, educación, información y orientación; así como establecer los ilícitos y los procedimientos para la aplicación de las sanciones".

La acción de protección y defensa a consumidores y usuarios la ejerce el Instituto a nivel central a través de la Dirección de Inspección y Fiscalización, Sala de Conciliación y Arbitraje, Sala de Sustanciación. En el resto del país se ejerce en coordinación con las Oficinas Regionales y Municipales para la Atención, Defensa y Educación del Consumidor y del Usuario (OMDECU) y Juntas de Sustanciación Municipales.

El proyecto busca garantizar a los consumidores y usuarios del país sus derechos e intereses establecidos en la Ley de Protección al Consumidor y al Usuario, mediante inspecciones para garantizar la efectividad del servicio, decidir controversias e instruir y sustanciar procedimientos de investigación a fin de dar cumplimiento a lo establecido en la Ley de Protección al Consumidor y al Usuario.

Se estima que para el primer trimestre del 2006 se de inicio a la implantación del proceso de reestructuración del INDECU.

Para el año 2006 el INDECU contempla un presupuesto de ingresos y gastos por la cantidad de Bs. 16.923,7 millones, correspondiendo Bs. 6.795,0 millones a las acciones centralizadas y Bs. 10.128,7 millones a proyectos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**16.128.728.692**
Transferencias y Donaciones Corrientes	15.673.728.692
Del Sector Público	15.673.728.692
Transferencias Corrientes Internas Recibidas del Sector Público	15.673.728.692
De la República	15.673.728.692
Ingresos de Operación	455.000.000
Otros Ingresos de Operación	455.000.000
Ingresos de Capital	**45.000.000**
Recursos Propios de Capital	45.000.000
Incremento de la Depreciación y Amortización Acumuladas	45.000.000
Fuentes Financieras	**750.000.000**
Disminución de la Inversión Financiera	750.000.000
Disminución de Otros Activos Financieros	750.000.000
Disminución de Disponibilidades	750.000.000
Disminución de Bancos	750.000.000
TOTAL	**16.923.728.692**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**16.024.728.692**
Gastos de Consumo	15.247.031.443
Remuneraciones	14.069.631.443
Sueldos, Salarios y Otras Retribuciones	4.178.064.424
Beneficios y Complementos de Sueldos y Salarios	2.797.499.202
Aportes Patronales	616.332.592
Prestaciones Sociales y Otras Indemnizaciones	773.109.761
Asistencia Socioeconómica	1.919.579.993
Otros Gastos de Personal	3.785.045.471
Bienes y Servicios	1.132.400.000
Bienes de Consumo	374.900.000
Servicios no Personales	757.500.000
Depreciación y Amortización	45.000.000
Transferencias y Donaciones Corrientes	777.697.249
Al Sector Privado	777.697.249
Transferencias Corrientes al Sector Privado	777.697.249
Directas a Personas	777.697.249
Pensiones y Otros Beneficios Asociados	216.476.000
Jubilaciones y Otros Beneficios Asociados	561.221.249

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**149.000.000**
Inversión Real Directa	149.000.000
Formación Bruta de Capital Fijo	149.000.000
Maquinaria, Equipos y Otros Bienes Muebles	149.000.000
Aplicaciones Financieras	**750.000.000**
Disminución de Pasivos	750.000.000
Disminución de Cuentas y Efectos por Pagar	750.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	450.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	100.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	200.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	150.000.000
Disminución de Otras Cuentas y Efectos por Pagar	300.000.000
Disminución de Obligaciones de Ejercicios Anteriores	300.000.000
TOTAL	**16.923.728.692**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
4203007	Una Nueva Cultura de Consumo	Campaña	2		1.857.731.927			1.857.731.927
4203006	Consolidación del Sistema Nacional de Protección al Consumidor y al Usuario.	Oficina	23	455.000.000	4.622.934.371			5.077.934.371
4203029	Defensa a Consumidores y Usuarios.	Usuario Atendido	10.000		3.193.062.394			3.193.062.394
	TOTAL			455.000.000	9.673.728.692			10.128.728.692

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		4.268.602.751			4.268.602.751
02	Gestión Administrativa	795.000.000	953.700.000			1.748.700.000
03	Previsión y Protección Social		777.697.249			777.697.249
	TOTAL	795.000.000	6.000.000.000			6.795.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**440**	**5.199.039.433**
Directivo	12	299.116.763
Profesional y Técnico	366	4.529.731.125
Administrativo	22	137.220.454
Obrero	40	232.971.091
TOTAL	**440**	**5.199.039.433**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**47**	**312.954.607**
Jubilado	37	251.580.271
Pensionado	10	61.374.336
TOTAL	**47**	**312.954.607**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**16.128.728.692**
Transferencias y Donaciones Corrientes	15.673.728.692
Del Sector Público	15.673.728.692
Transferencias Corrientes Internas Recibidas del Sector Público	15.673.728.692
De la República	15.673.728.692
Ministerio de Industrias Ligeras y Comercio	15.673.728.692
Recursos Ordinarios	15.673.728.692
Ingresos de Operación	455.000.000
Otros Ingresos de Operación	455.000.000
B. Gastos Corrientes	**16.024.728.692**
Gastos de Consumo	15.247.031.443
Remuneraciones	14.069.631.443
Sueldos, Salarios y Otras Retribuciones	4.178.064.424
Beneficios y Complementos de Sueldos y Salarios	2.797.499.202
Aportes Patronales	616.332.592
Prestaciones Sociales y Otras Indemnizaciones	773.109.761
Asistencia Socioeconómica	1.919.579.993

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Otros Gastos de Personal	3.785.045.471
Bienes y Servicios	1.132.400.000
Bienes de Consumo	374.900.000
Servicios no Personales	757.500.000
Depreciación y Amortización	45.000.000
Transferencias y Donaciones Corrientes	777.697.249
Al Sector Privado	777.697.249
Transferencias Corrientes al Sector Privado	777.697.249
Directas a Personas	777.697.249
Pensiones y Otros Beneficios Asociados	216.476.000
Jubilaciones y Otros Beneficios Asociados	561.221.249
C. Resultado Económico:Ahorro/(Desahorro)	**104.000.000**
II. Cuenta Capital	
A. Ingresos de Capital	**149.000.000**
Recursos Propios de Capital	149.000.000
Ahorro en la Cuenta Corriente	104.000.000
Incremento de la Depreciación y Amortización Acumuladas	45.000.000
B. Gastos de Capital	**149.000.000**
Inversión Real Directa	149.000.000
Formación Bruta de Capital Fijo	149.000.000
Maquinaria, Equipos y Otros Bienes Muebles	149.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**750.000.000**
Disminución de la Inversión Financiera	750.000.000
Disminución de Otros Activos Financieros	750.000.000
Disminución de Disponibilidades	750.000.000
Disminución de Bancos	750.000.000
B. Aplicaciones Financieras	**750.000.000**
Disminución de Pasivos	750.000.000
Disminución de Cuentas y Efectos por Pagar	750.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	450.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	100.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	200.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	150.000.000
Disminución de Otras Cuentas y Efectos por Pagar	300.000.000
Disminución de Obligaciones de Ejercicios Anteriores	300.000.000

A0205

Servicio Autónomo Nacional de Normalización,
Calidad, Metrología y Reglamentos Técnicos
(SENCAMER)

SERVICIO AUTÓNOMO NACIONAL DE NORMALIZACIÓN, CALIDAD, METROLOGÍA Y REGLAMENTOS TÉCNICOS (SENCAMER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Las operaciones del Servicio Autónomo de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER) serán financiadas por tasas, precios y tarifas que serán cobradas por la prestación de servicios de reglamentos técnicos y conformidad con normas, metrología, transferencias para financiar gastos de capital y otras fuentes financieras. Para el año 2006, se estima ampliar la prestación de los servicios utilizando la vía electrónica (INTERNET) y se brindará apoyo a través del programa de capacitación externa.

Atendiendo la política de racionalización del gasto que lleva a cabo el Ejecutivo Nacional, solo se contemplan proyectos necesarios para dar cumplimiento a las metas previstas de gestión de la institución para fortalecer la producción básica interna y externa. Dentro de estos se encuentran la reestructuración de las actividades de gestión interna de SENCAMER y de sus unidades de metrología, reglamentaciones técnicas, acreditación, entre otras, a fin de optimizar la calidad de los servicios prestados; la construcción y equipamiento de los laboratorios nacionales de metrología, la disminución de pasivos, los gastos de los trabajadores activos, jubilados y pensionados y otros gastos.

La prestación de los servicios se hará a nivel nacional, mediante operativos y con el apoyo de las unidades desconcentradas en las regiones.

Para el año 2006 SENCAMER contempla un presupuesto de ingresos y gastos por la cantidad de Bs. 25.344,2 millones, correspondiendo Bs. 7.327,8 millones a acciones centralizadas y Bs. 18.016,4 millones a proyectos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**19.212.000.000**
Ingresos no Tributarios	11.420.000.000
Tasas	11.420.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	4.648.000.000
Venta de Bienes	600.000.000
Venta de Servicios	4.048.000.000
Ingresos de Operación	1.560.000.000
Otros Ingresos de Operación	1.560.000.000
Rentas de la Propiedad	624.000.000
Intereses	600.000.000
Intereses Internos	600.000.000
Intereses por Depósitos	600.000.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	24.000.000
Alquileres	24.000.000
Otros Ingresos	960.000.000
Diversos Ingresos	960.000.000

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos de Capital	**4.000.000.000**
Transferencias y Donaciones de Capital	4.000.000.000
Transferencias de Capital Recibidas del Sector Público	4.000.000.000
De la República	4.000.000.000
Fuentes Financieras	**2.132.258.000**
Disminución de la Inversión Financiera	1.691.210.000
Disminución de Otros Activos Financieros	1.691.210.000
Disminución de Disponibilidades	1.691.210.000
Disminución de Bancos	1.691.210.000
Incremento de Pasivos	441.048.000
Incremento de Cuentas y Efectos por Pagar	441.048.000
Incremento de Otras Cuentas y Efectos por Pagar	441.048.000
Incremento de Otras Cuentas por Pagar a Corto Plazo	441.048.000
TOTAL	**25.344.258.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**19.752.926.000**
Gastos de Consumo	19.129.034.000
Remuneraciones	11.404.694.460
Sueldos, Salarios y Otras Retribuciones	3.755.124.000
Beneficios y Complementos de Sueldos y Salarios	1.931.196.000
Aportes Patronales	143.784.000
Prestaciones Sociales y Otras Indemnizaciones	192.000.000
Asistencia Socioeconómica	170.202.000
Otros Gastos de Personal	5.212.388.460
Bienes y Servicios	7.724.339.540
Bienes de Consumo	1.535.356.000
Servicios no Personales	6.188.983.540
Otras Pérdidas	404.292.000
Obligaciones del Ejercicio Vigente	404.292.000
Devoluciones y Reintegros Diversos	404.292.000
Transferencias y Donaciones Corrientes	219.600.000
Al Sector Privado	219.600.000
Transferencias Corrientes al Sector Privado	219.600.000
Directas a Personas	219.600.000
Jubilaciones y Otros Beneficios Asociados	219.600.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**5.591.332.000**
Inversión Real Directa	5.591.332.000
Formación Bruta de Capital Fijo	5.507.332.000
Maquinaria, Equipos y Otros Bienes Muebles	1.956.132.000
Construcciones de Bienes de Dominio Privado	3.551.200.000
Bienes Intangibles	84.000.000
TOTAL	**25.344.258.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A020501	Desarrollo e Implantación de Sistemas de Gestión de la Calidad en Pymes y Cooperativas	Informe	60	308.400.000				308.400.000
A020502	Construcción y Equipamiento del Edificio 3 de los Laboratorios Nacionales de Metrología	Metro Cuadrado	3.000		4.000.000.000			4.000.000.000
A020503	Fortalecimiento, Actualización, Desarrollo y Fomento de los Subsistemas de Metrología, Reglamentaciones Técnicas y Acreditación en Venezuela	Informe	3.099.457	9.571.120.000				9.571.120.000
A020504	Fortalecimiento y Actualización de Sencamer	Informe	1	4.136.880.000				4.136.880.000
	TOTAL			14.016.400.000	4.000.000.000			18.016.400.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	3.037.926.000				3.037.926.000
02	Gestión Administrativa	4.070.332.000				4.070.332.000
03	Previsión y Protección Social	219.600.000				219.600.000
	TOTAL	7.327.858.000				7.327.858.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**332**	**4.206.816.000**
Directivo	12	464.030.000
Profesional y Técnico	243	2.880.373.000
Administrativo	47	637.029.000
Obrero	30	225.384.000
Personal Contratado	**87**	**960.660.000**
Profesional y Técnico	87	960.660.000
TOTAL	**419**	**5.167.476.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**4**	**78.000.000**
Jubilado	4	78.000.000
TOTAL	**4**	**78.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	11.404.694.460
4.02	Materiales, Suministros y Mercancías	1.535.356.000
4.03	Servicios no Personales	6.188.983.540
4.04	Activos Reales	5.591.332.000
4.07	Transferencias y Donaciones	219.600.000
4.08	Otros Gastos	404.292.000
	TOTAL	**25.344.258.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**19.212.000.000**
Ingresos no Tributarios	11.420.000.000
Tasas	11.420.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	4.648.000.000
Venta de Bienes	600.000.000
Venta de Servicios	4.048.000.000
Ingresos de Operación	1.560.000.000
Otros Ingresos de Operación	1.560.000.000
Rentas de la Propiedad	624.000.000
Intereses	600.000.000
Intereses Internos	600.000.000
Intereses por Depósitos	600.000.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	24.000.000
Alquileres	24.000.000
Otros Ingresos	960.000.000
Diversos Ingresos	960.000.000
B. Gastos Corrientes	**19.752.926.000**
Gastos de Consumo	19.129.034.000
Remuneraciones	11.404.694.460
Sueldos, Salarios y Otras Retribuciones	3.755.124.000
Beneficios y Complementos de Sueldos y Salarios	1.931.196.000
Aportes Patronales	143.784.000
Prestaciones Sociales y Otras Indemnizaciones	192.000.000
Asistencia Socioeconómica	170.202.000
Otros Gastos de Personal	5.212.388.460
Bienes y Servicios	7.724.339.540
Bienes de Consumo	1.535.356.000
Servicios no Personales	6.188.983.540
Otras Perdidas	404.292.000
Obligaciones del Ejercicio Vigente	404.292.000
Devoluciones y Reintegros Diversos	404.292.000
Transferencias y Donaciones Corrientes	219.600.000
Al Sector Privado	219.600.000
Transferencias Corrientes al Sector Privado	219.600.000
Directas a Personas	219.600.000
Jubilaciones y Otros Beneficios Asociados	219.600.000
C. Resultado Económico:Ahorro/(Desahorro)	**(540.926.000)**
II. Cuenta Capital	
A. Ingresos de Capital	**3.459.074.000**
Recursos Propios de Capital	(540.926.000)
Desahorro en la Cuenta Corriente	(540.926.000)
Transferencias y Donaciones de Capital	4.000.000.000
Transferencias de Capital Recibidas del Sector Público	4.000.000.000
De la República	4.000.000.000
Ministerio de Industrias Ligeras y Comercio	4.000.000.000
Recursos Ordinarios	4.000.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**5.591.332.000**
Inversión Real Directa	5.591.332.000
Formación Bruta de Capital Fijo	5.507.332.000
Maquinaria, Equipos y Otros Bienes Muebles	1.956.132.000
Construcciones de Bienes de Dominio Privado	3.551.200.000
Bienes Intangibles	84.000.000
C. Resultado Financiero:Superávit/(Déficit)	**(2.132.258.000)**
III. Cuenta Financiera	
A. Fuentes Financieras	**2.132.258.000**
Disminución de la Inversión Financiera	1.691.210.000
Disminución de Otros Activos Financieros	1.691.210.000
Disminución de Disponibilidades	1.691.210.000
Disminución de Bancos	1.691.210.000
Incremento de Pasivos	441.048.000
Incremento de Cuentas y Efectos por Pagar	441.048.000
Incremento de Otras Cuentas y Efectos por Pagar	441.048.000
Incremento de Otras Cuentas por Pagar a Corto Plazo	441.048.000
B. Aplicaciones Financieras	**2.132.258.000**
Déficit Financiero	2.132.258.000

A0663
Instituto Nacional de Hipódromos (INH)

INSTITUTO NACIONAL DE HIPÓDROMOS (INH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Llevar acabo el Decreto N° 422 del 25 de octubre de 1999, publicado en la Gaceta Oficial N° 5.397 (E) de la misma fecha, con Rango y Fuerza de Ley que suprime y liquida el Instituto Nacional de Hipódromos.

El presupuesto de ingresos y gastos del año 2006 asciende a Bs. 271.448,7 millones, destinándose Bs. 55.695,0 millones a las acciones centralizadas y a proyectos Bs. 215.753,7 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**270.145.756.628**
Venta de Bienes y Servicios de las Administraciones Públicas	270.145.756.628
Venta de Servicios	270.145.756.628
Ingresos de Capital	**1.302.940.201**
Recursos Propios de Capital	1.302.940.201
Incremento de la Depreciación y Amortización Acumuladas	1.302.940.201
TOTAL	**271.448.696.829**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**267.098.732.829**
Gastos de Consumo	69.129.287.781
Remuneraciones	50.952.080.430
Sueldos, Salarios y Otras Retribuciones	50.952.080.430
Bienes y Servicios	16.874.267.150
Bienes de Consumo	3.462.417.240
Servicios no Personales	13.411.849.910
Depreciación y Amortización	1.302.940.201
Otras Pérdidas	186.812.002.361
Obligaciones del Ejercicio Vigente	186.812.002.361
Indemnizaciones Diversas	186.812.002.361
Transferencias y Donaciones Corrientes	11.157.442.687
Al Sector Privado	11.157.442.687

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Transferencias Corrientes al Sector Privado	11.157.442.687
Directas a Personas	11.157.442.687
Pensiones y Otros Beneficios Asociados	2.563.422.912
Jubilaciones y Otros Beneficios Asociados	4.159.942.224
Otras Transferencias Directas a Personas	4.434.077.551
Gastos de Capital	**2.110.064.000**
Inversión Real Directa	2.110.064.000
Formación Bruta de Capital Fijo	2.110.064.000
Maquinaria, Equipos y Otros Bienes Muebles	2.110.064.000
Aplicaciones Financieras	**2.239.900.000**
Disminución de Pasivos	2.239.900.000
Disminución de Cuentas y Efectos por Pagar	2.239.900.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.239.900.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.239.900.000
TOTAL	**271.448.696.829**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
00001	Actividades Hípicas	Carrera	2.553	106.388.311.587				106.388.311.587
00002	Carreras Hipódromo de Valencia	Carrera	1.277	66.554.113.500				66.554.113.500
00003	Eventos en Santa Rita	Carrera	1.278	42.122.322.602				42.122.322.602
00004	Espectáculos, Cultura, Deporte y Bienestar Social	Evento	52	689.000.000				689.000.000
	TOTAL			215.753.747.689				215.753.747.689

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	41.013.180.172				41.013.180.172
02	Gestión Administrativa	14.681.768.968				14.681.768.968
	TOTAL	55.694.949.140				55.694.949.140

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.583**	**18.271.381.113**
Directivo	93	2.800.723.516
Profesional y Técnico	498	7.058.533.632
Administrativo	233	2.618.828.495
Médico	24	368.055.222
Obrero	735	5.425.240.248
Personal Fijo a Tiempo Parcial	**113**	**773.280.000**
Administrativo	83	627.480.000
Obrero	30	145.800.000
Personal Contratado	**120**	**1.164.000.000**
Profesional y Técnico	50	660.000.000
Obrero	70	504.000.000
TOTAL	**1.816**	**20.208.661.113**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1.467**	**4.546.020.288**
Jubilado	1.052	3.456.325.632
Pensionado	415	1.089.694.656
Obrero	**767**	**2.177.344.848**
Jubilado	270	703.616.592
Pensionado	497	1.473.728.256
TOTAL	**2.234**	**6.723.365.136**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	50.952.080.430
4.02	Materiales, Suministros y Mercancías	3.462.417.240
4.03	Servicios no Personales	13.411.849.910
4.04	Activos Reales	2.110.064.000
4.07	Transferencias	11.157.442.687
4.08	Otros Gastos	188.114.942.562
4.11	Disminución de Pasivos	2.239.900.000
	TOTAL	**271.448.696.829**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**270.145.756.628**
Venta de Bienes y Servicios de las Administraciones Publicas	270.145.756.628
Venta de Servicios	270.145.756.628
B. Gastos Corrientes	**267.098.732.829**
Gastos de Consumo	69.129.287.781
Remuneraciones	50.952.080.430
Sueldos, Salarios y Otras Retribuciones	50.952.080.430
Bienes y Servicios	16.874.267.150
Bienes de Consumo	3.462.417.240
Servicios no Personales	13.411.849.910
Depreciación y Amortización	1.302.940.201
Otras Perdidas	186.812.002.361
Obligaciones del Ejercicio Vigente	186.812.002.361
Indemnizaciones Diversas	186.812.002.361
Transferencias y Donaciones Corrientes	11.157.442.687
Al Sector Privado	11.157.442.687
Transferencias Corrientes al Sector Privado	11.157.442.687
Directas a Personas	11.157.442.687
Pensiones y Otros Beneficios Asociados	2.563.422.912
Jubilaciones y Otros Beneficios Asociados	4.159.942.224
Otras Transferencias Directas a Personas	4.434.077.551
C. Resultado Económico:Ahorro/(Desahorro)	**3.047.023.799**
II. Cuenta Capital	
A. Ingresos de Capital	**4.349.964.000**
Recursos Propios de Capital	4.349.964.000
Ahorro en la Cuenta Corriente	3.047.023.799
Incremento de la Depreciación y Amortización Acumuladas	1.302.940.201
B. Gastos de Capital	**2.110.064.000**
Inversión Real Directa	2.110.064.000
Formación Bruta de Capital Fijo	2.110.064.000
Maquinaria, Equipos y Otros Bienes Muebles	2.110.064.000
C. Resultado Financiero:Superávit/(Déficit)	**2.239.900.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**2.239.900.000**
Superávit Financiero	2.239.900.000
B. Aplicaciones Financieras	**2.239.900.000**
Disminución de Pasivos	2.239.900.000
Disminución de Cuentas y Efectos por Pagar	2.239.900.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.239.900.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.239.900.000

A0828
Servicio Autónomo de la Propiedad Intelectual
(SAPI)

SERVICIO AUTÓNOMO DE LA PROPIEDAD INTELECTUAL (SAPI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Servicio Autónomo de la Propiedad Intelectual realizará esfuerzo para la obtención de los ingresos propios a través de la venta de formularios, boletín y por los nuevos servicios a crear por el Organismo, a personas naturales y entes privados.

SAPI continuará ejecutando el proyecto de fortalecimiento del sistema venezolano de la propiedad intelectual (Convenio Integral de Cooperación) y creación de la plataforma básica del Sistema Latinoamericano y del Caribe de la producción intelectual del año 2005 y año 2006, a través de recursos ordinarios; incorpora los siguientes Proyectos: Modernización de la plataforma tecnológica y adecuación del espacio físico; promoción del uso de las marcas colectivas para el fortalecimiento de la economía social, instalación del servicio de inteligencia de tecnología industrial; promoción del uso de tecnologías y creaciones artísticas libres y defensa de los conocimientos tradicionales de los pueblos indígenas, que se realizarán con ingresos propios del ente y aportes del Ejecutivo Nacional.

La política de gasto del Servicio Autónomo de la Propiedad Intelectual durante el ejercicio fiscal, se fundamenta en la realización de importantes inversiones que redunden en mejorar la calidad de los servicios prestados, que conlleven a su diversificación y modernización, con la finalidad de ofrecer una adecuada asistencia a los sectores industriales, universitarios, científicos y tecnológicos, principales usuarios de los servicios de tecnología industrial y de información, este mantendrá la atención de 10.000 a 30.000 usuarios al año.

El presupuesto ingresos y gastos para año 2006 asciende a Bs. 21.500,6 millones, correspondiendo a las acciones centralizadas Bs. 13.672,2 millones y a proyectos Bs. 7.828,4 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**18.000.631.158**
Transferencias y Donaciones Corrientes	4.063.400.000
Del Sector Público	4.063.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.063.400.000
De la República	4.063.400.000
Ingresos no Tributarios	11.012.464.432
Tasas	11.012.464.432
Venta de Bienes y Servicios de las Administraciones Publicas	2.664.766.726
Venta de Bienes	2.016.200.000
Venta de Servicios	648.566.726

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Rentas de la Propiedad	260.000.000
Intereses	260.000.000
Intereses Internos	260.000.000
Intereses por Depósitos	260.000.000
Ingresos de Capital	**80.000.000**
Recursos Propios de Capital	80.000.000
Incremento de la Depreciación y Amortización Acumuladas	80.000.000
Fuentes Financieras	**3.420.000.000**
Disminución de la Inversión Financiera	3.420.000.000
Disminución de Otros Activos Financieros	3.420.000.000
Disminución de Disponibilidades	3.420.000.000
Disminución de Inversiones Temporales	3.420.000.000
TOTAL	21.500.631.158

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**18.217.071.532**
Gastos de Consumo	18.133.931.730
Remuneraciones	8.523.025.356
Sueldos, Salarios y Otras Retribuciones	3.828.776.268
Beneficios y Complementos de Sueldos y Salarios	1.855.276.307
Aportes Patronales	439.163.722
Prestaciones Sociales y Otras Indemnizaciones	663.518.995
Asistencia Socioeconómica	1.421.511.389
Otros Gastos de Personal	314.778.675
Bienes y Servicios	8.730.906.374
Bienes de Consumo	1.626.928.935
Servicios no Personales	7.103.977.439
Impuestos Indirectos	800.000.000
Depreciación y Amortización	80.000.000
Transferencias y Donaciones Corrientes	83.139.802
Al Sector Privado	83.139.802
Transferencias Corrientes al Sector Privado	83.139.802
Directas a Personas	83.139.802
Pensiones y Otros Beneficios Asociados	35.968.898
Jubilaciones y Otros Beneficios Asociados	47.170.904
Gastos de Capital	**2.903.559.626**
Inversión Real Directa	2.903.559.626
Formación Bruta de Capital Fijo	2.853.559.626
Maquinaria, Equipos y Otros Bienes Muebles	2.703.559.626
Bienes Preexistentes	150.000.000
Bienes Intangibles	50.000.000
Aplicaciones Financieras	**380.000.000**
Disminución de Pasivos	380.000.000
Disminución de Cuentas y Efectos por Pagar	380.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	380.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	380.000.000
TOTAL	**21.500.631.158**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0000002	Modernización de la Plataforma Tecnológica y Adecuación del Espacio Físico	Usuario	55.000	670.000.000	2.095.000.000			2.765.000.000
0000003	Promoción del uso de las Marcas Colectivas Para el Fortalecimiento de la Economía Social	Registro	20	275.000.000				275.000.000
0000005	Promoción del uso de Tecnologías y Creaciones Artísticas Libres	Software	20.000	420.000.000				420.000.000
0000004	Instalación del Servicio de Inteligencia de Tecnología Industrial	Informe	1	280.000.000				280.000.000
0000006	Defensa de los Conocimientos Tradicionales de los Pueblos Indígenas	Política y/o Proyecto	4	200.000.000				200.000.000
0000001	Fortalecimiento del Sistema Venezolano de la Propiedad Intelectual (Convenio Integral de Cooperación) y Creación de la Plataforma Básica del Sistema Latinoamericano y del Caribe de la Producción Intelectual	Usuario	3.000	1.920.000.000	1.968.400.000			3.888.400.000
	TOTAL			3.765.000.000	4.063.400.000			7.828.400.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	7.931.091.356				7.931.091.356
02	Gestión Administrativa	5.658.000.000				5.658.000.000
03	Previsión y Protección Social	83.139.802				83.139.802
	TOTAL	13.672.231.158				13.672.231.158

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**161**	**2.374.190.172**
Directivo	14	460.402.910
Profesional y Técnico	79	1.229.356.985
Administrativo	46	468.287.748
Obrero	22	216.142.529
Personal Contratado	**41**	**577.684.000**
Profesional y Técnico	35	527.884.000
Administrativo	6	49.800.000
TOTAL	**202**	**2.951.874.172**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	3	**43.586.297**
Jubilado	2	26.560.362
Pensionado	1	17.025.935
TOTAL	3	**43.586.297**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	8.523.025.356
4.02	Materiales, Suministros y Mercancías	1.626.928.935
4.03	Servicios no Personales	7.903.977.439
4.04	Activos Reales	2.903.559.626
4.07	Transferencias y Donaciones	83.139.802
4.08	Otros Gastos	80.000.000
4.11	Disminución de Pasivos	380.000.000
	TOTAL	**21.500.631.158**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**18.000.631.158**
Transferencias y Donaciones Corrientes	4.063.400.000
Del Sector Público	4.063.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.063.400.000
De la República	4.063.400.000
Ministerio de Industrias Ligeras y Comercio	4.063.400.000
Recursos Ordinarios	4.063.400.000
Ingresos no Tributarios	11.012.464.432
Tasas	11.012.464.432
Venta de Bienes y Servicios de las Administraciones Publicas	2.664.766.726
Venta de Bienes	2.016.200.000
Venta de Servicios	648.566.726
Rentas de la Propiedad	260.000.000
Intereses	260.000.000
Intereses Internos	260.000.000
Intereses por Depósitos	260.000.000
B. Gastos Corrientes	**18.217.071.532**
Gastos de Consumo	18.133.931.730
Remuneraciones	8.523.025.356
Sueldos, Salarios y Otras Retribuciones	3.828.776.268
Beneficios y Complementos de Sueldos y Salarios	1.855.276.307
Aportes Patronales	439.163.722
Prestaciones Sociales y Otras Indemnizaciones	663.518.995
Asistencia Socioeconómica	1.421.511.389
Otros Gastos de Personal	314.778.675
Bienes y Servicios	8.730.906.374
Bienes de Consumo	1.626.928.935
Servicios no Personales	7.103.977.439
Impuestos Indirectos	800.000.000
Depreciación y Amortización	80.000.000
Transferencias y Donaciones Corrientes	83.139.802
Al Sector Privado	83.139.802
Transferencias Corrientes al Sector Privado	83.139.802
Directas a Personas	83.139.802
Pensiones y Otros Beneficios Asociados	35.968.898
Jubilaciones y Otros Beneficios Asociados	47.170.904
C. Resultado Económico: Ahorro/(Desahorro)	**(216.440.374)**
II. Cuenta Capital	
A. Ingresos de Capital	**(136.440.374)**
Recursos Propios de Capital	(136.440.374)
Desahorro en la Cuenta Corriente	(216.440.374)
Incremento de la Depreciación y Amortización Acumuladas	80.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**2.903.559.626**
Inversión Real Directa	2.903.559.626
Formación Bruta de Capital Fijo	2.853.559.626
Maquinaria, Equipos y Otros Bienes Muebles	2.703.559.626
Bienes Preexistentes	150.000.000
Bienes Intangibles	50.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(3.040.000.000)**
III. Cuenta Financiera	
A. Fuentes Financieras	**3.420.000.000**
Disminución de la Inversión Financiera	3.420.000.000
Disminución de Otros Activos Financieros	3.420.000.000
Disminución de Disponibilidades	3.420.000.000
Disminución de Inversiones Temporales	3.420.000.000
B. Aplicaciones Financieras	**3.420.000.000**
Disminución de Pasivos	380.000.000
Disminución de Cuentas y Efectos por Pagar	380.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	380.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	380.000.000
Déficit Financiero	3.040.000.000

A0908
Servicio Nacional de Contrataciones

SERVICIO NACIONAL DE CONTRATACIONES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Para el año 2006 se consolidará definitivamente el Servicio Nacional de Contrataciones, ya que contará con la Plataforma Técnica adecuada, con las instalaciones idóneas, y con el personal técnico y administrativo plenamente capacitado para hacer frente al reto de cubrir la autonomía administrativa y financiera.

El presupuesto de gastos previsto permitirá al Servicio acometer los siguientes proyectos: a) Ruedas de Negocio, b) Marco Legal, c) Cobertura Nacional de los Registros Auxiliares d) Posicionamiento Institucional del SNC.

Toda vez que permitirá asimilar el impacto inflacionario en las distintas partidas de gastos y cumplir con los compromisos con el personal.

Los servicios que la institución prestará, se corresponden con su naturaleza y misión y se fundamentan en satisfacer la necesidad que tienen los contratistas del estado, de contar con un Registro eficiente que avale su solvencia legal, financiera y técnica, que les permita celebrar contratos con los entes del Estado. Así mismo, el Servicio Nacional de Contrataciones mantendrá actualizada la demanda de bienes y servicios del Estado, discriminadas por monto, ubicación geográfica y otras variables que le sean aplicables. Por último, apoyará las Ruedas de Negocios que se celebren en el marco del Plan Excepcional, para favorecer a la pequeña industria y a las cooperativas, potenciando así el desarrollo productivo del país.

El presupuesto para el año 2006 asciende a Bs. 12.923,3 millones, de los cuales Bs. 3.376,5 millones se destinarán a proyectos y Bs. 9.546,8 millones a las acciones centralizadas. El financiamiento provendrá de: recursos propios Bs. 9.917,2 millones, transferencias del Ministerio de Industrias Ligeras y Comercio Bs. 3.000,0 millones y recursos de capital Bs. 6,1 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**12.917.242.405**
Transferencias y Donaciones Corrientes	3.000.000.000
Del Sector Público	3.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	3.000.000.000
De la República	3.000.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	9.916.742.396
Venta de Bienes	9.916.742.396
Rentas de la Propiedad	500.009
Intereses	500.009
Intereses Internos	500.009
Intereses por Depósitos	500.009
Ingresos de Capital	**6.100.000**
Recursos Propios de Capital	6.100.000
Incremento de la Depreciación y Amortización Acumuladas	6.100.000
TOTAL	**12.923.342.405**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**11.355.543.990**
Gastos de Consumo	11.355.543.990
Remuneraciones	5.037.071.522
Sueldos, Salarios y Otras Retribuciones	1.224.262.743
Beneficios y Complementos de Sueldos y Salarios	1.658.246.753
Aportes Patronales	264.239.764
Prestaciones Sociales y Otras Indemnizaciones	440.572.447
Asistencia Socioeconómica	1.056.214.399
Otros Gastos de Personal	393.535.416
Bienes y Servicios	6.312.372.468
Bienes de Consumo	821.052.000
Servicios no Personales	5.491.320.468
Depreciación y Amortización	6.100.000
Gastos de Capital	**1.561.698.415**
Inversión Real Directa	1.561.698.415
Formación Bruta de Capital Fijo	1.367.616.010
Maquinaria, Equipos y Otros Bienes Muebles	1.367.616.010
Bienes Intangibles	194.082.405
Aplicaciones Financieras	**6.100.000**
Inversión Financiera	6.100.000
Incremento de Otros Activos Financieros	6.100.000
Incremento de Disponibilidades	6.100.000
Incremento de Bancos	6.100.000
TOTAL	**12.923.342.405**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
4203005	Ruedas de Negocio	Evento	8		3.000.000.000			3.000.000.000
4203060	Aumentar la Cobertura Nacional de los Registros Auxiliares de Contratistas y Fortalecer el Funcionamiento de los Existentes	Unidad	68	159.500.000				159.500.000
4203059	Posicionamiento Institucional del Servicio Nacional de Contrataciones	Campaña	34	182.203.968				182.203.968
26825	Consolidar el Marco Jurídico que Rige la Materia de las Contrataciones Publicas	Informe	9	34.800.000				34.800.000
	TOTAL			376.503.968	3.000.000.000			3.376.503.968

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	5.001.596.032				5.001.596.032
02	Gestión Administrativa	4.545.242.405				4.545.242.405
	TOTAL	9.546.838.437				9.546.838.437

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**92**	**1.929.950.213**
Directivo	6	294.131.716
Profesional y Técnico	50	1.215.834.678
Administrativo	16	182.428.030
Obrero	20	237.555.789
Personal Contratado	**23**	**278.269.206**
Profesional y Técnico	19	251.773.206
Obrero	4	26.496.000
TOTAL	**115**	**2.208.219.419**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	5.037.071.522
4.02	Materiales, Suministros y Mercancías	821.052.000
4.03	Servicios no Personales	5.491.320.468
4.04	Activos Reales	1.561.698.415
4.05	Activos Financieros	6.100.000
4.08	Otros Gastos	6.100.000
	TOTAL	**12.923.342.405**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**12.917.242.405**
Transferencias y Donaciones Corrientes	3.000.000.000
Del Sector Público	3.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	3.000.000.000
De la República	3.000.000.000
- Ministerio de Industrias Ligeras y Comercio	3.000.000.000
.Recursos Ordinarios	3.000.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	9.916.742.396
Venta de Bienes	9.916.742.396
Rentas de la Propiedad	500.009
Intereses	500.009
Intereses Internos	500.009
Intereses por Depósitos	500.009
B. Gastos Corrientes	**11.355.543.990**
Gastos de Consumo	11.355.543.990
Remuneraciones	5.037.071.522
Sueldos, Salarios y Otras Retribuciones	1.224.262.743
Beneficios y Complementos de Sueldos y Salarios	1.658.246.753
Aportes Patronales	264.239.764
Prestaciones Sociales y Otras Indemnizaciones	440.572.447
Asistencia Socioeconómica	1.056.214.399
Otros Gastos de Personal	393.535.416
Bienes y Servicios	6.312.372.468
Bienes de Consumo	821.052.000
Servicios no Personales	5.491.320.468
Depreciación y Amortización	6.100.000
C. Resultado Económico: Ahorro/(Desahorro)	**1.561.698.415**
II. Cuenta Capital	
A. Ingresos de Capital	**1.567.798.415**
Recursos Propios de Capital	1.567.798.415
Ahorro en la Cuenta Corriente	1.561.698.415
Incremento de la Depreciación y Amortización Acumuladas	6.100.000
B. Gastos de Capital	**1.561.698.415**
Inversión Real Directa	1.561.698.415
Formación Bruta de Capital Fijo	1.367.616.010
Maquinaria, Equipos y Otros Bienes Muebles	1.367.616.010
Bienes Intangibles	194.082.405
C. Resultado Financiero:Superávit/(Déficit)	**6.100.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**6.100.000**
Superávit Financiero	6.100.000
B. Aplicaciones Financieras	**6.100.000**
Inversión Financiera	6.100.000
Incremento de Otros Activos Financieros	6.100.000
Incremento de Disponibilidades	6.100.000
Incremento de Bancos	6.100.000

A0927

Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)

FONDO VENEZOLANO DE RECONVERSIÓN INDUSTRIAL Y TECNOLÓGICA (FONDOIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

FONDOIN es la fundación adscrita al Ministerio de Industrias Ligeras y Comercio (MILCO), que promueve y gestiona programas y proyectos de reconversión, desarrollo tecnológico, capacitación y asistencia técnica, de acuerdo con los lineamientos estratégicos de protección de la capa de ozono, ecoeficiencia y producción más limpia, dirigidos al fortalecimiento de las capacidades competitivas de las PYMES, contribuyendo así con el desarrollo sustentable del país, sobre la base del compromiso e integridad de su gente y en sinergia con el entorno.

El proyecto de Fortalecimiento de las Capacidades Institucionales de FONDOIN, tiene como objetivo fundamental articular, promover y desarrollar las políticas definidas por el Ministerio de Industrias Ligeras y Comercio en el marco de la estrategia de desarrollo del nuevo modelo productivo. Particularmente, se facilitará la asistencia técnica integral a cooperativas y Pymes que adopten el modelo de producción cogestionario y aquellas que opten al Programa de Sustitución Selectiva de Importaciones.

Se espera atender a por lo menos sesenta (60) empresas y/o cooperativas a lo largo del territorio nacional, en particular aquellas que fueron asignadas a las Coordinaciones Regionales del Ministerio de Industrias Ligeras y Comercio.

Las fuentes de Financiamiento de FONDOIN en el año 2006, provienen como en otros años del Fondo Multilateral para la Aplicación del Protocolo de Montreal. Esta asistencia es canalizada a través de las agencias ejecutoras del Fondo Multilateral; es decir, el Programa de las Naciones Unidas para el Desarrollo (PNUD), la Organización de las Naciones Unidas para el Desarrollo Industrial (ONUDI), y el Banco Mundial, siendo aprobada por el comité ejecutivo del Fondo, con base a los proyectos presentados por FONDOIN en nombre de la República.

Para el año 2006 FONDOIN contempla un presupuesto de ingresos y gastos por la cantidad de Bs. 3.561,9 millones, correspondiendo Bs. 75,6 millones a las acciones centralizadas y Bs. 3.486,3 millones a proyectos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.561.891.000**
Transferencias y Donaciones Corrientes	3.561.891.000
Del Sector Público	3.255.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	3.255.000.000
De la República	3.255.000.000
Del Sector Externo	306.891.000
Transferencias Corrientes Recibidas del Exterior	306.891.000
De Organismos Internacionales	306.891.000
TOTAL	**3.561.891.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.561.891.000**
Gastos de Consumo	1.473.743.493
Remuneraciones	589.554.733
Sueldos, Salarios y Otras Retribuciones	306.488.146
Beneficios y Complementos de Sueldos y Salarios	146.355.898
Aportes Patronales	17.280.134
Prestaciones Sociales y Otras Indemnizaciones	56.450.037
Asistencia Socioeconómica	17.064.525
Otros Gastos de Personal	45.915.993
Bienes y Servicios	884.188.760
Bienes de Consumo	13.147.971
Servicios no Personales	871.040.789
Transferencias y Donaciones Corrientes	2.088.147.507
Al Sector Privado	2.088.147.507
Transferencias Corrientes al Sector Privado	2.088.147.507
Asignaciones no Distribuidas	2.088.147.507
TOTAL	**3.561.891.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Reconversión Industrial y Tecnológica Para Disminuir el Consumo de las Sustancias Agotadoras de la Capa de Ozono Sao (Protocolo de Montreal)	Tonelada	2.500				231.256.579	231.256.579
002	Fortalecimiento de las Capacidades Institucionales de Fondoin	Empresa	80		2.630.000.000			2.630.000.000
003	Prestar Apoyo Técnico y Logístico Para la Puesta en Marcha de un Centro Para Ecoeficiencia y Producción Limpia (Convenio Integral de Cooperación 2006).	Capacitación	500		625.000.000			625.000.000
	TOTAL				3.255.000.000		231.256.579	3.486.256.579

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores				75.634.421	75.634.421
	TOTAL				75.634.421	75.634.421

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**9**	**256.001.573**
Directivo	1	67.325.400
Profesional y Técnico	3	107.767.393
Administrativo	5	80.908.780
Personal Contratado	**2**	**50.688.000**
Profesional y Técnico	2	50.688.000
TOTAL	**11**	**306.689.573**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	589.554.733
4.02	Materiales, Suministros y Mercancías	13.147.971
4.03	Servicios no Personales	871.040.789
4.07	Transferencias y Donaciones	2.088.147.507
	TOTAL	**3.561.891.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.561.891.000**
Transferencias y Donaciones Corrientes	3.561.891.000
Del Sector Público	3.255.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	3.255.000.000
De la República	3.255.000.000
Del Sector Externo	306.891.000
Transferencias Corrientes Recibidas del Exterior	306.891.000
De Organismos Internacionales	306.891.000
B. Gastos Corrientes	**3.561.891.000**
Gastos de Consumo	1.473.743.493
Remuneraciones	589.554.733
Sueldos, Salarios y Otras Retribuciones	306.488.146
Beneficios y Complementos de Sueldos y Salarios	146.355.898
Aportes Patronales	17.280.134
Prestaciones Sociales y Otras Indemnizaciones	56.450.037
Asistencia Socioeconómica	17.064.525
Otros Gastos de Personal	45.915.993
Bienes y Servicios	884.188.760
Bienes de Consumo	13.147.971
Servicios no Personales	871.040.789
Transferencias y Donaciones Corrientes	2.088.147.507
Al Sector Privado	2.088.147.507
Transferencias Corrientes al Sector Privado	2.088.147.507
Asignaciones no Distribuidas	2.088.147.507
C. Resultado Económico: Equilibrado	

43
Ministerio de Industrias Básicas y Minería

A0024
Corporación Venezolana de Guayana (C.V.G)

CORPORACIÓN VENEZOLANA DE GUAYANA (C.V.G.)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Las políticas de Ingresos y Gastos que estima aplicar la Corporación Venezolana de Guayana (CVG) para el período económico financiero 2006, están orientadas a cumplir con su rol planificador y promotor de un modelo de desarrollo integral, humanista y sostenible en coordinación con otras Instituciones, con el fin de generar riqueza y bienestar en la región de Guayana y el país.

- VARIABLES MACRO-ECONOMICAS:

- Tasa de Inflación = 12%
- Tasa de Cambio = 2.150 Bs./US$

- POLÍTICA DE INGRESOS:

Para garantizar la ejecución y cumplimiento de sus planes, estructurados de acuerdo con los lineamientos de la Oficina Nacional de Presupuesto (ONAPRE), en proyectos y acciones centralizadas, la Corporación Venezolana de Guayana prevé obtener los recursos financieros según las siguientes actividades:

- RECURSOS PROVENIENTES DE ACTIVIDADES PROPIAS DE LA INSTITUCIÓN

- Venta de parcelas, viviendas y arrendamientos.
- Regalías y venta de minerales no metálicos.
- Venta de productos agropecuarios, forestales y pesqueros.
- Servicios de silos y almacenaje.
- Ingresos por terminales portuarios de San Félix y Palúa, referidos a derecho de superficie por carga, suministro de agua, derecho de muelle, uso de área de acopio, amarre y desamarre de buques, y limpieza de muelle.
- Prestación de servicio de agua potable y agua industrial.

- RECURSOS PROVENIENTES DE EMPRESAS TUTELADAS

- Por concepto de los Servicios Corporativos el 1,5% de las ventas brutas.
- Dividendos decretados, provenientes de las empresas donde la Corporación Venezolana de Guayana (CVG) tiene participación accionaria mayoritaria o minoritaria.
- Aporte corporativo de las empresas tuteladas para garantizar la calidad del agua y aire en Ciudad Guayana, a través de la operación y mantenimiento de la red de monitoreo de calidad de agua y aire.

- CONTRATO DE CUENTAS EN PARTICIPACIÓN

- Ingresos por excedentes de caja de las operaciones de la empresa SIDOR, a través del contrato cuentas en participación suscrita entre la Corporación Venezolana de Guayana (CVG) y SIDOR.

- POLÍTICA DE EGRESOS:

La Corporación Venezolana de Guayana (CVG) establece, como prioridad la eficiente ejecución de su presupuesto en el marco de una gestión administrativa transparente y efectiva que garantice el total cumplimiento de las leyes de la República Bolivariana de Venezuela, los lineamientos del Ejecutivo Nacional y los lineamientos del Ministerio de Industrias Básicas y Minería (MIBAM).

En ese sentido, las líneas maestras para la ejecución del presupuesto de gastos de la CVG se orientan hacia:

- Dar prioridad a satisfacer las necesidades detectadas conjuntamente con las comunidades, Gobernaciones y Alcaldías.
- Culminación de las obras en ejecución.
- Desarrollo de macro-servicios.
- Fortalecimiento de las actividades de promoción, coordinación y asistencias técnicas.
- Mantenimiento y operación de los acueductos.
- Continuar con la ejecución de los Proyectos de Desarrollo Endógeno.
- Continuar con el apoyo a los Programas impulsados por Ejecutivo Nacional (Vuelvan Caras, Barrio Adentro, Misiones Educativas, Ruedas de Negocios).

1. **POR PROYECTOS:**

La CVG hará énfasis en la ejecución de proyectos dirigidos a atender el desarrollo y fortalecimiento de la comunidad, en el área social, agrícola, minera, vivienda, vialidad, macro-servicios, desarrollo endógeno, entre otros. Los proyectos contemplados, se originan de un proceso participativo y cogestionario, a través de la consulta de las comunidades, organismos públicos y privados y de los trabajadores de la CVG.

La ejecución de los proyectos, promoverá y desarrollará los siguientes áreas:

- En el área Agrícola los proyectos agroforestales, las mejoras de bosques y plantaciones, la investigación aplicada para el desarrollo agroindustrial y continuar con la ejecución de los proyectos desarrollo endógeno.
- Asistencia técnica necesaria para el desarrollo y consolidación de la pequeña, mediana y gran minería y los estudios de caracterización físico-ambiental de las áreas mineras para su recuperación, mediante la realización de un plan de recuperación de áreas degradadas por actividades mineras, forestales, agrícolas e industriales.
- Fortalecimiento, diversificación y consolidación de la red industrial de la región, con énfasis en la pequeña y mediana empresa.
- Asistencia técnica necesaria para la creación y mantenimiento de obras de infraestructura de apoyo a la producción que permita consolidar el crecimiento económico y coadyuve a mejorar las condiciones de habitabilidad de la región Guayana y sus áreas de influencia.
- Desarrollo de obras de infraestructura, dirigidas a construcción, ampliación y mejoras de edificaciones educacionales, médico-asistenciales y deportivas, reacondicionamiento de la vialidad pública, proyecto rector de viviendas en la región Guayana, habilitación del sistema de inundaciones de Delta del Orinoco y la culminación de la construcción del II Puente Mixto sobre el Río Orinoco.
- Desarrollo de los núcleos de desarrollo endógeno de primera, segunda y tercera generación.
- Promover y contribuir con el desarrollo de un modelo social participativo, centrado en la creación y consolidación de organizaciones civiles, el fortalecimiento del modelo cooperativista para la consolidación de la economía social en los sectores de menores recursos de la región Guayana.
- Integración de las comunidades indígenas al desarrollo de la región, a través de la construcción de viviendas en el sector rural, respetando y potenciando las tradiciones y valores culturales.

- Continuidad a los programas de apoyo de las misiones Vuelvan Caras, Barrio Adentro y Educativas.

2. POR ACCIONES CENTRALIZADAS:

Se garantizan los recursos necesarios para los gastos de funcionamiento de las unidades que apoyan la gestión de la CVG en el logro de las metas establecidas en cada proyecto, así como el cumplimiento de los compromisos de la institución con sus trabajadores y terceras personas.

Por Partidas Presupuestarias:

Gastos de Personal:

Orientados a cubrir principalmente las erogaciones derivadas de la estructura organizativa y cumplir con los compromisos establecidos en las Contrataciones Colectivas Vigentes de los trabajadores; asimismo, se prevé recursos para el cumplimiento de nuevas contrataciones colectivas de trabajadores que vencen en el año 2006.

Materiales, Suministros y Mercancías:

Dirigidos a la adquisición de insumos para el funcionamiento de las unidades. Se considera por esta partida el suministro de sustancias químicas necesarias para el proceso de potabilización del agua del programa de Obras Sanitarias e Hidráulicas.

Servicios No Personales:

Contempla erogaciones que efectúa la institución para: contrataciones de servicios prestados por personas jurídicas y administrativas, mantenimiento de los bienes de la institución, fortalecimiento de la imagen institucional de la .CVG, así como mantenimientos menores de infraestructura y equipos. Se consideran recursos para la construcción de urbanismos residenciales y agrícolas que permitan afianzar los programas, misiones y núcleos de desarrollo endógeno en la región.

Activos Reales:

Recursos orientados a cumplir con el Plan de Inversiones de la institución para consolidar el crecimiento económico y mejorar las condiciones de habitabilidad de la región Guayana y sus áreas de influencia. Se consideran por esta partida las adquisiciones de maquinarias y equipos, mantenimientos mayores de los mismos, mantenimiento y operación de acueductos, cloacas y drenajes en la región Guayana.

Activos Financieros:

Están referidos a los aportes económicos que otorgará la institución para el fortalecimiento de las empresas donde mantenga participación accionaria o donde prevea su participación, de acuerdo con los lineamientos del Ejecutivo Nacional, el Ministerio de Industrias Básicas y Minería (MIBAM) y el Directorio de la institución.

Servicios de la Deuda:

A través de los recursos asignados a esta partida se garantiza la cancelación de los pasivos de la institución, correspondientes a años anteriores.

Transferencias:

Se consideran por esta partida los gastos del personal pensionado y jubilado de la corporación, así como los aportes a Instituciones Públicas y Privadas derivados de los convenios suscritos con las mismas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**486.949.607.508**
Venta de Bienes y Servicios de las Administraciones Publicas	124.624.460.470
Venta de Bienes	111.411.834.453
Venta de Servicios	13.212.626.017
Rentas de la Propiedad	24.000.000.000
Intereses	24.000.000.000
Intereses Internos	24.000.000.000
Intereses por Depósitos	24.000.000.000
Otros Ingresos	338.325.147.038
Otros Ingresos Ajenos a la Operación	338.325.147.038
Ingresos de Capital	**3.743.781.443**
Recursos Propios de Capital	3.743.781.443
Venta y/o Desincorporación de Activos Fijos	275.200.000
De Activos Fijos	275.200.000
Incremento de la Depreciación y Amortización Acumuladas	3.468.581.443
Fuentes Financieras	**581.576.490.908**
Disminución de la Inversión Financiera	551.576.490.908
Disminución de Otros Activos Financieros	551.576.490.908
Disminución de Disponibilidades	469.356.865.000
Disminución de Caja	319.066.000
Disminución de Inversiones Temporales	469.037.799.000
Disminución de Cuentas por Cobrar a Corto Plazo	82.219.625.908
Disminución de Otras Cuentas por Cobrar a Corto Plazo	82.219.625.908
Incremento de Pasivos	30.000.000.000
Incremento de Cuentas y Efectos por Pagar	30.000.000.000
Incremento de Otras Cuentas y Efectos por Pagar	30.000.000.000
Incremento de Otras Cuentas por Pagar a Corto Plazo	30.000.000.000
TOTAL	**1.072.269.879.859**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**427.816.227.112**
Gastos de Consumo	410.130.842.564
Remuneraciones	188.921.586.833
Sueldos, Salarios y Otras Retribuciones	59.865.188.126
Beneficios y Complementos de Sueldos y Salarios	51.081.849.188
Aportes Patronales	9.912.545.492
Prestaciones Sociales y Otras Indemnizaciones	22.116.230.251
Asistencia Socioeconómica	25.482.573.835
Otros Gastos de Personal	20.463.199.941
Bienes y Servicios	217.740.674.288
Bienes de Consumo	52.711.416.758
Servicios no Personales	165.029.257.530
Depreciación y Amortización	3.468.581.443
Transferencias y Donaciones Corrientes	17.685.384.548
Al Sector Privado	12.967.877.436
Transferencias Corrientes al Sector Privado	11.467.877.436
Directas a Personas	9.164.427.876
Pensiones y Otros Beneficios Asociados	1.864.436.341
Jubilaciones y Otros Beneficios Asociados	6.677.700.000
Otras Transferencias Directas a Personas	622.291.535
A Instituciones sin Fines de Lucro	803.449.560
Otras Transferencias Corrientes Internas al Sector Privado	1.500.000.000
Donaciones Corrientes al Sector Privado	1.500.000.000
Donaciones a Personas	1.500.000.000
Al Sector Público	4.717.507.112
Transferencias Corrientes al Sector Público	4.717.507.112
A la República	4.717.507.112
Gastos de Capital	**550.490.272.554**
Inversión Real Directa	550.490.272.554
Formación Bruta de Capital Fijo	477.494.644.540
Edificios e Instalaciones	13.455.157.111
Maquinaria, Equipos y Otros Bienes Muebles	95.174.558.084
Bienes Preexistentes	281.936.375.271
Construcciones de Bienes de Dominio Público	86.928.554.074
Producción Propia (Gastos Capitalizables)	72.708.950.734
Bienes y Servicios	72.708.950.734
Servicios no Personales	72.708.950.734
Bienes Intangibles	286.677.280
Aplicaciones Financieras	**93.963.380.193**
Inversión Financiera	35.610.994.700
Adquisición de Títulos y Valores que no Otorgan Propiedad	35.610.994.700
Adquisición de Títulos y Valores a Corto Plazo	35.610.994.700
Adquisición de Títulos y Valores Públicos	35.610.994.700
Disminución de Pasivos	58.352.385.493
Disminución de Otros Pasivos	58.352.385.493
Disminución de Obligaciones de Ejercicios Anteriores	58.352.385.493
TOTAL	**1.072.269.879.859**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
1	Fortalecimiento del Proceso Cooperativo Para la Consolidación de la Economia Social en los Sectores de Menores Recursos de la Región Guayana	Cooperativas	700	973.081.922				973.081.922
2	Desarrollo de las Unidades Productivas de la Zona de Guayana	Unidades	141	1.904.858.244				1.904.858.244
3	Organización de Comunidades Indígenas y/o Rurales de la Región Guayana, en Base a Actividades Económicas Sustentables	Unidades	340	1.169.582.991				1.169.582.991
4	Misión Barrio Adentro	Solicitudes	300	1.762.926.688				1.762.926.688
5	Misión Ribas	Solicitudes	39	435.970.711				435.970.711
6	Misión Sucre	Solicitudes	24	501.077.948				501.077.948
7	Misión Robinson	Solicitudes	39	429.000.000				429.000.000
8	Misión Cultura	Solicitudes	24	286.000.000				286.000.000
9	Centro de Recuperación y Elaboración de Mobiliario Escolar (creme)	Unidades	60.000	1.467.629.705				1.467.629.705
10	Hábitat Vivienda y Calidad de Vida	Cooperativas	40	123.806.361				123.806.361
11	Proyecto de Desarrollo Rural Orinoco-el Pao	Base de Datos	10	661.826.445				661.826.445
12	Ciudad Guri	Proyectos	52	436.614.129				436.614.129
13	Sembrar el Etnodesarrollo Endógeno en la Región Guayana	Adiestramiento	3	343.449.308				343.449.308
14	Promover la Consolidación de los Proyectos Integrales en las Comunidades de Samaria, Parla Grande y Betania	Orden de Compras	30	133.466.720				133.466.720
15	Centro de Capacitación Agropecuario Misiones del Caroni - Cecamic	Persona	1.680	720.491.543				720.491.543
16	Ejecutar Actividades Sociales, Deportivas y Culturales en la Región Guayana	Persona	6.140	1.099.375.158				1.099.375.158
17	Organización Para la Participación	Comunidad	135	478.589.786				478.589.786
18	Promover la Intermediación Laboral con las Empresas de la Región Guayana	Abastecimiento	128	259.303.428				259.303.428
19	Núcleos de Desarrollo Endógeno de Primera Generación	Sin Unidad	1.200	117.025.185.957				117.025.185.957
20	Núcleos de Desarrollo Endógeno de Tercera Generación	Proyectos	1	413.568.696				413.568.696

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
21	Coordinación y Monitoreo de Proyectos y Núcleos de Primera, Segunda, Tercera y Quinta Generación	Proyectos	150	700.200.330				700.200.330
22	Fortalecimiento y Consolidación de las Redes Productivas en los Sectores Lácteo, Orfebre, Metalmecánica y Agroindustrial de la Región Guayana	Empresas	628	5.547.436.806				5.547.436.806
23	Promover la Creación de Unidades de Negocios de Bienes y Servicios, que Contribuyan al Desarrollo de las Redes Productivas de la Región Guayana	Unidades	45	2.015.812.311				2.015.812.311
24	Zona Franca Integral Bolívar	Empresas	25	19.742.650.039				19.742.650.039
25	Terminal Portuario del Orinoco Alianza Deltana	Puertos	1	5.519.635.379				5.519.635.379
26	Muelle Turístico Para Barcos de Crucero y Embarcaciones Afines	Empresas	1	236.747.478				236.747.478
27	Coordinación del Convenio Marco de Cooperación CVG-PDVSA en los Estados Bolívar-Anzoátegui, Monagas, Guarico y Falcón	Proyectos	22	160.209.761				160.209.761
28	Constitución de la Sociedad de Garantías Recíprocas Guayana	Pacientes	400	266.102.194				266.102.194
29	Instalación de una Planta Calcinadora de Caolín	Empresas	1	50.000.000				50.000.000
30	Acondicionamiento de 72.000 Toneladas de Cereales Procedentes de los Municipios Raúl Leoni y Sucre	Toneladas	379.000	6.359.943.198				6.359.943.198
31	Instalación de Planta Procesadora de Maíz Para Obtener Harina, Pasta, Aceite y Alimentos Balanceados en el Sector la Quina, del Municipio Raúl Leoni del Estado Bolívar.	Toneladas	24.276	964.719.308				964.719.308
32	Instalación de una Planta Procesadora de Yuca Para Obtener Almidón y Alimentos Balanceados en Alianza Estratégica con la Republica Islámica de Irán	Toneladas	75.900	205.578.468				205.578.468
33	Fábrica de Incubadora de Huevos de Aves, Partes y Repuestos en Alianza Estratégica con Irán	Unidades	3.510	316.591.842				316.591.842
34	Establecimiento de 120000 ha. de Plantaciones Forestales de Eucalipto y Pino	Hectáreas	120.000	1.883.738.992				1.883.738.992
35	Planta Procesadora de Arroz	Toneladas	6.836	409.646.472				409.646.472
36	Planta Procesadora de Cacao	Toneladas	1.200	2.072.040.589				2.072.040.589
37	Promocionar Inversiones Para el Desarrollo del Sector Agrícola, Pecuario, Forestal y Agroindustrial	Mm. m3 / Año	65	5.149.245.816				5.149.245.816

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
38	Consolidación del Centro de Investigación y Desarrollo Agrícola Integral Hato Gil	Cuencas Conservadas	1	3.123.034.772				3.123.034.772
40	Mejoramiento Genético del Rebaño Bufalino de CVG en Isla de Guara, Estado Monagas	Proyectos	1	1.471.104.682				1.471.104.682
41	Reactivación del Potencial Agrícola del Municipio Tucupita, Edo. Delta Amacuro	Abastecimiento	1.900	2.643.469.923				2.643.469.923
42	Consolidar 250 ha del Parque Urbano Caroní con Fines Turísticos, Recreativos y de Educación Ambiental a la Comunidad	Hectáreas	250	1.943.051.932				1.943.051.932
43	Desarrollo Agroproductivo de la Zona Económica Especial Caura, Municipios Sucre y Cedeño.	Cooperativas	16	715.860.433				715.860.433
44	Compilación de Información Geológica-minera Estructural y Edición del Mapa del Distrito Aurífero el Callao, a los Fines de Disponer de Información Básica Para Promover Nuevos Prospectos Mineros.	Mapa	1	615.188.695				615.188.695
45	Proyecto de Caracterización de Áreas con Potencialidad de Minerales no Metálicos en Terrenos Propiedad de la CVG.	Área	2	399.439.098				399.439.098
46	Proyecto de Inspección del Cumplimiento de las Obligaciones Contractuales en Áreas Bajo Responsabilidad de CVG.	Inspecciónes	212	285.173.646				285.173.646
47	Proyecto Endógeno Basado en la Recuperación Ambiental de las Áreas Mineras del Sector Quebrada Grande de Guaniamo, Municipio Cedeño, Estado Bolívar, Mediante el Aprovechamiento de Diamantes Aluvionales Remanentes.	Hectáreas	1	3.415.496.517				3.415.496.517
48	Organización de Cooperativas de Pequeña Minería de oro y Diamante en Áreas Bajo Responsabilidad de CVG.	Cooperativas	12	723.505.543				723.505.543
49	Evaluación Geológica Geoquímica Regional de 5000 ha en Zonas con Potencialidad de Rocas Diamantíferas en los Municipios Raúl Leoni y Gran Sabana con la Finalidad de Promover Cooperativas Mineras.	Hectáreas	5.000	244.569.628				244.569.628
50	Proyecto de Recuperación Física y Ecológica de Áreas Intervenidas por la Actividad de Pequeña Minería Ubicadas en Zonas Bajo la Responsabilidad de CVG.	Hectáreas	150	740.100.204				740.100.204
51	Digitalización de Expedientes de Concesiones y Contratos Para Conformar Base de Datos a fin de Optimizar el uso de la Información.	Base de Datos	1	103.569.030				103.569.030

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
52	Fortalecimiento de 4002 ha. de Plantaciones Forestales	Hectáreas	4.002	2.272.648.767				2.272.648.767
53	Instalación de una Planta Piloto Para Procesar Aceites Usados Generados en las Empresas Básicas, PDVSA y Otras	Sin Unidad	1	816.009.080				816.009.080
54	Creación de un Instituto de Investigación Tecnológica Para CVG y sus Empresas	Proyectos	1	466.097.379				466.097.379
55	Adecuación Tecnológica y Ambiental de los Procesos Productivos en CVG y sus Empresas Tuteladas	Inspecciónes	2	433.420.576				433.420.576
56	Diseño e Instalación de un Sistema de Reciclaje de Papel, Cartón, Plástico y Vidrio en CVG y sus Empresas	Toneladas	1	159.950.824				159.950.824
57	Certificación del Sistema de Gestión Ambiental de la CVG y sus Empresas con Base a la Norma iso 14001	Certificación / Informe	1	724.442.060				724.442.060
58	Diseño e Instalación del Centro de Innovación, Desarrollo e Intercambio de Tecnología	Informes	3	448.868.298				448.868.298
59	Elaboración y Ejecución de un Plan Para la Prevención de los Daños Causados por el uso del Mercurio en la Pequeña Minería de oro a Pequeña Escala	Planes	1	98.746.840				98.746.840
60	Saneamiento Ambiental del Embalse Macagua	Planes	1	9.895.103.823				9.895.103.823
61	Consolidación de la Estación Científica Parupa Para la Investigación Ambiental y la Formación del Recurso Humano, a fin de Coadyuvar a la Conservación y Manejo Sustentable de los Recursos Naturales de la Cuenca del rió Caroní	Investigaciones	20	1.443.610.454				1.443.610.454
62	Formulación y Ejecución de un Plan de Recuperación de Áreas Degradadas por Actividades Mineras, Agrícolas, Forestales e Industriales	Hectáreas	80	215.015.800				215.015.800
63	Producir y Distribuir Agua Industrial	Metros Cúbicos	300	12.295.408.035				12.295.408.035
64	Producción y Distribución de Agua Potable Urbana y Rural	Metros Cúbicos	1.924.000.000	75.907.015.984				75.907.015.984
65	Rehabilitación de los Sistemas de Acueductos Urbanos y Rurales	Metros Cúbicos	170	34.310.264.531				34.310.264.531
66	Ampliación y Mejoras del Acueducto de San Félix	Población Atendida	373.000	31.893.000.000				31.893.000.000

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
67	Ampliación y Mejoras del Acueducto Santa Rosa, Upata	Población Atendida	110.000	3.050.000.000				3.050.000.000
68	Construcción del Acueducto Oeste Puerto Ordaz	Población Atendida	280.000	24.110.000.000				24.110.000.000
69	Recolección, Conducción, Tratamiento y Disposición Final de Aguas Servidas	Metros Cúbicos	1.521	8.351.360.000				8.351.360.000
70	Ampliación de la Cobertura del Servicio de Saneamiento	Población Atendida	200.000	13.195.000.000				13.195.000.000
71	Mejorar la Gestión Comercial de los Servicios de Agua Potable y Saneamiento	Abastecimiento	38.337.499.136	11.290.056.056				11.290.056.056
72	Organizar y Fortalecer las Mesas Técnicas de Agua y Sensibilizar Sobre el uso Racional del Agua	Comunidad	803	1.018.621.019				1.018.621.019
73	Transferencia del Servicio de Agua	Actividad	100	50.000.000				50.000.000
74	Habilitación de Nuevas Áreas Residenciales de Interés Social en Diferentes Municipio de la Región Guayana	Hectáreas	71	19.280.321.676				19.280.321.676
75	Construcción de Viviendas del Sector Rural e Indígena en la Región Guayana	Viviendas	415	15.640.000.000				15.640.000.000
76	Construcción, Ampliación y Mejoras de Edificaciones Educativas en la Región Guayana	Unidades	16	14.564.431.756				14.564.431.756
77	Construcción, Ampliación y Mejoras en Edificaciones Médico Asistenciales en la Región Guayana	Unidades	14	8.460.750.170				8.460.750.170
78	Habilitación del Sistema de Protección de Inundaciones del Delta del Orinoco	Unidades	9	5.018.092.908				5.018.092.908
79	Reacondicionamiento y/o Mejoras en Vialidades y Alumbrado Publico de la Región Guayana	Kilómetros	1.015	33.685.140.856				33.685.140.856
80	Construcción de Acueductos y Cloacas, Kanaimo, Municipio Gran Sabana, Estado Bolívar.	Kilómetros	8	2.557.966.201				2.557.966.201
81	Proyecto Rector de Viviendas en la Región Guayana	Porcentaje	100	9.302.985.147				9.302.985.147
82	Construción, reacondicionamiento y Mejoras en Edificaciones Públicas, deportivas, recreativas y Religiosas	Unidades	5	10.294.248.321				10.294.248.321
83	Proyectos y Estudios Especiales de Ingeniería	Porcentaje	100	4.562.629.613				4.562.629.613
84	Construcción, Ampliación y Mejoras de Edificaciones CVG Región Guayana	Metros Cuadrados	31.603	10.035.398.056				10.035.398.056

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
85	Fondo Regional Guayana	Familia Atendida	924	2.675.695.766				2.675.695.766
86	Sistema de Información Regional (sir)	Sistemas	1	3.511.084.486				3.511.084.486
87	Sala Situacional	Sin Unidad	1	19.000.000				19.000.000
88	Elaboración de Planes de Desarrollo Urbanos en la Región Guayana (Upata, Caicara, Cd. Bolivar y Cd. Piar)	Planes	100	2.258.007.737				2.258.007.737
89	Regularización de la Tenencia de la Tierra en Asentamientos Urbanos (populares) y Rurales Ubicados en Áreas Propiedad de la CVG.	Hectáreas	1.550	2.716.692.705				2.716.692.705
90	Adjudicar Terrenos a las Asociaciones Civiles Provivienda en Diferentes Unidades de Desarrollo de Ciudad Guayana.	Hectáreas	350	578.513.017				578.513.017
91	Adjudicar los Bienes Inmuebles Propiedad de CVG, Para Atender Programas de Interés Nacional	Hectáreas	2.455	1.466.307.464				1.466.307.464
92	Afectar Propiedades Requeridas Para la Ejecución de Proyectos CVG	Hectáreas	300	3.833.676.842				3.833.676.842
93	Cartografía y Catastro de las Áreas Bajo la Administración de la CVG.	Hectáreas	964	1.081.561.286				1.081.561.286
94	Promover la Optimización de la Gestión Integral de las Empresas con Participación Accionaria de la CVG o de sus Empresas Tuteladas	Empresas	22	1.682.127.880				1.682.127.880
95	Incorporación de Nuevas Líneas de Producción de la Servicios Mida Alpesca con el Modelo Cogestionario en el Marco del Convenio CVG-PDVSA, Para el Desarrollo Agro-pesquero en el eje Orinoco-Apure	Unidades	5	3.273.120.450				3.273.120.450
96	Promover el Desarrollo del Complejo Turístico Integral Canaima	Empresas	1	373.156.155				373.156.155
97	Plan de Compras Gubernamentales de las Empresa Tuteladas	Informes	5	145.541.299				145.541.299
98	Administración, Supervisión y Coordinación de los Terminales Portuarios Propiedad de la CVG	Toneladas	432.000	2.729.959.598				2.729.959.598
99	Implementación y Seguimiento de la Protección Maritima (código Pbip),para Garantizar el Cumplimiento de los Convenios Internacionales en los Terminales Portuarios de la Región Guayana Administrados por la CVG.	Puertos	8	2.840.806.496				2.840.806.496
100	Formación Misión Sucre CCG	Alumnos	6.000	88.900.000				88.900.000

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
101	Integración Educativa Misiones Sociales Núcleo-CVG.	Alumnos	35.000	661.900.000				661.900.000
102	Instituto Bolivariano de Estudios Dirigidos de Guayana Misión Sucre CVG.	Alumnos	10.000	458.800.000				458.800.000
103	Emisora Cultural la voz de Guayana 89.7 FM	Acción Cívica	216	1.347.626.798				1.347.626.798
104	Adecuación Tecnológica de la Plataforma Computacional de la CVG.	Sistemas	1	5.372.352.774				5.372.352.774
105	Adecuación de los Sistemas de Información de la CVG.	Sistemas	2	576.500.000				576.500.000
106	Formación y Desarrollo del Personal de la Corporación	Horas Hombres	2.300.000.000	900.000.000				900.000.000
107	Plan de Documentación de los Sistemas	Documentos	60	90.000.000				90.000.000
108	Fortalecimiento de las Empresas con Participación Accionaria de CVG	Empresas	22	12.000.000.000				12.000.000.000
109	Habilitación y Construcción de Macro-servicios Para Nuevas Ares Residenciales de Interés Social en el Sector Oeste de Puerto Ordaz	Hectáreas	465	23.457.784.582				23.457.784.582
110	Sistema Vial Puente Mixto Sobre el rió Orinoco	Kilómetros	112	5.015.724.523				5.015.724.523
111	Ampliacion de los Sistemas de Acueductos Urbanos	Sistemas	43	8.000.000.000				8.000.000.000
112	Ampliación y Mejoras del Acueducto Industrial	Obras	100	6.158.732.978				6.158.732.978
113	Granja Integral Modelo en la Isla de Guara	Hectáreas	425	1.127.932.678				1.127.932.678
114	Desarrollo Integral Socio Productivo Mesa de Guanipa	Hectáreas	71.390	2.168.432.682				2.168.432.682
115	Creación de Nuevas Empresas a Trabes de Convenios con Otros Países (Irán, Cuba, China, India, Italia y España)	Empresas	7	3.257.500.000				3.257.500.000
116	Desarrollo de Programas Socio Productivos en Comunidades del sur de Anzoátegui y Monagas	Comunidad	40	2.887.425.356				2.887.425.356
	TOTAL			**669.854.992.911**				**669.854.992.911**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	124.795.695.539				124.795.695.539
02	Gestión Administrativa	253.475.153.625				253.475.153.625
03	Previsión y Protección Social	8.542.136.341				8.542.136.341
06	Otras	15.601.901.443				15.601.901.443
	TOTAL	**402.414.886.948**				**402.414.886.948**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**2.650**	**58.180.974.742**
Directivo	224	7.752.383.985
Profesional y Técnico	1.038	33.471.459.798
Administrativo	203	6.277.970.173
Docente	35	1.150.917.445
Medico	30	990.048.444
Obrero	1.120	8.538.194.897
Personal Fijo a Tiempo Parcial	**35**	**746.505.195**
Profesional y Técnico	4	68.848.782
Docente	7	100.652.157
Medico	24	577.004.256
Personal Contratado	**556**	**5.410.557.973**
Directivo	25	286.345.458
Profesional y Técnico	215	2.462.570.870
Administrativo	6	68.722.908
Docente	2	22.907.636
Medico	8	91.630.544
Obrero	300	2.478.380.557
TOTAL	**3.241**	**64.338.037.910**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**540**	**6.646.936.341**
Jubilado	380	4.782.500.000
Pensionado	160	1.864.436.341
Obrero	**73**	**517.500.000**
Jubilado	73	517.500.000
TOTAL	**613**	**7.164.436.341**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	188.921.586.833
4.02	Materiales, Suministros y Mercancías	52.711.416.758
4.03	Servicios no Personales	237.738.208.264
4.04	Activos Reales	477.781.321.820
4.05	Activos Financieros	35.610.994.700
4.07	Transferencias	17.685.384.548
4.08	Otros Gastos	3.468.581.443
4.11	Disminución de Pasivos	58.352.385.493
	TOTAL	**1.072.269.879.859**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**486.949.607.508**
Venta de Bienes y Servicios de las Administraciones Publicas	124.624.460.470
Venta de Bienes	111.411.834.453
Venta de Servicios	13.212.626.017
Rentas de la Propiedad	24.000.000.000
Intereses	24.000.000.000
Intereses Internos	24.000.000.000
Intereses por Depósitos	24.000.000.000
Otros Ingresos	338.325.147.038
Otros Ingresos Ajenos a la Operación	338.325.147.038
B. Gastos Corrientes	**427.816.227.112**
Gastos de Consumo	410.130.842.564
Remuneraciones	188.921.586.833
Sueldos, Salarios y Otras Retribuciones	59.865.188.126
Beneficios y Complementos de Sueldos y Salarios	51.081.849.188
Aportes Patronales	9.912.545.492
Prestaciones Sociales y Otras Indemnizaciones	22.116.230.251
Asistencia Socioeconómica	25.482.573.835
Otros Gastos de Personal	20.463.199.941
Bienes y Servicios	217.740.674.288
Bienes de Consumo	52.711.416.758
Servicios no Personales	165.029.257.530
Depreciación y Amortización	3.468.581.443
Transferencias y Donaciones Corrientes	17.685.384.548
Al Sector Privado	12.967.877.436
Transferencias Corrientes al Sector Privado	11.467.877.436
Directas a Personas	9.164.427.876
Pensiones y Otros Beneficios Asociados	1.864.436.341
Jubilaciones y Otros Beneficios Asociados	6.677.700.000
Otras Transferencias Directas a Personas	622.291.535
A Instituciones sin Fines de Lucro	803.449.560
Otras Transferencias Corrientes Internas al Sector Privado	1.500.000.000
Donaciones Corrientes al Sector Privado	1.500.000.000
Donaciones a Personas	1.500.000.000
Al Sector Público	4.717.507.112
Transferencias Corrientes al Sector Público	4.717.507.112
A la República	4.717.507.112
C. Resultado Económico:Ahorro /(Desahorro)	**59.133.380.396**
II. Cuenta Capital	
A. Ingresos de Capital	**62.877.161.839**
Recursos Propios de Capital	62.877.161.839
Ahorro en la Cuenta Corriente	59.133.380.396
Venta y/o Desincorporación de Activos Fijos	275.200.000
De Activos Fijos	275.200.000
Incremento de la Depreciación y Amortización Acumuladas	3.468.581.443

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**550.490.272.554**
Inversión Real Directa	550.490.272.554
Formación Bruta de Capital Fijo	477.494.644.540
Edificios e Instalaciones	13.455.157.111
Maquinaria, Equipos y Otros Bienes Muebles	95.174.558.084
Bienes Preexistentes	281.936.375.271
Construcciones de Bienes de Dominio Público	86.928.554.074
Producción Propia (gastos Capitalizables)	72.708.950.734
Bienes y Servicios	72.708.950.734
Servicios no Personales	72.708.950.734
Bienes Intangibles	286.677.280
C. Resultado Financiero:Superávit/(Déficit)	**(487.613.110.715)**
III. Cuenta Financiera	
A. Fuentes Financieras	**581.576.490.908**
Disminución de la Inversión Financiera	551.576.490.908
Disminución de Otros Activos Financieros	551.576.490.908
Disminución de Disponibilidades	469.356.865.000
Disminución de Caja	319.066.000
Disminución de Inversiones Temporales	469.037.799.000
Disminución de Cuentas por Cobrar a Corto Plazo	82.219.625.908
Disminución de Otras Cuentas por Cobrar a Corto Plazo	82.219.625.908
Incremento de Pasivos	30.000.000.000
Incremento de Cuentas y Efectos por Pagar	30.000.000.000
Incremento de Otras Cuentas y Efectos por Pagar	30.000.000.000
Incremento de Otras Cuentas por Pagar a Corto Plazo	30.000.000.000
B. Aplicaciones Financieras	**581.576.490.908**
Inversión Financiera	35.610.994.700
Adquisición de Títulos y Valores que no Otorgan Propiedad	35.610.994.700
Adquisición de Títulos y Valores a Corto Plazo	35.610.994.700
Adquisición de Títulos y Valores Públicos	35.610.994.700
Disminución de Pasivos	58.352.385.493
Disminución de Otros Pasivos	58.352.385.493
Disminución de Obligaciones de Ejercicios Anteriores	58.352.385.493
Resultado Financiero: Déficit	487.613.110.715

A0199
Instituto Nacional de Geología y Minería
(INGEOMIN)

INSTITUTO NACIONAL DE GEOLOGÍA Y MINERÍA (INGEOMIN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El objeto de creación del Instituto Nacional de Geología y Minería (INGEOMIN), se fundamenta en la realización de investigaciones principalmente de carácter disciplinario en las áreas de geología, recursos minerales, geofísica, geoquímica, geotecnia y demás áreas afines; planificar, ejecutar, dirigir y coordinar los programas de geociencias en general; así como la evaluación de los recursos minerales y energéticos no convencionales, asesorar a las entidades gubernamentales, al sector privado y contribuir en la generación y difusión de los conocimientos de la información científica en las áreas de su competencia y por misión ser el sector de las geociencias en el ámbito nacional, motor de las investigaciones interdisciplinarias y del desarrollo sostenible de los recursos minerales y energéticos no convencionales.

El presupuesto para el ejercicio fiscal 2006 del Instituto Nacional de Geología y Minería (INGEOMIN), tiene previsto financiar la ejecución de proyectos y el desarrollo de investigaciones geológicas y de recursos minerales, ascendiendo el mismo a la cantidad de Bs. 16.581.397.733

Los recursos con los cuales el Organismo financiará sus proyectos y acciones centralizadas, provienen de la transferencia corriente del Ejecutivo Nacional, asignados a través del Ministerio de Industrias Básicas y Minería, por la cantidad de Bs. 12.126,0 millones y Bs. 940,0 millones, provenientes de la venta de servicios especializados a entidades públicas y privadas como: estudios y análisis geofísicos, geológicos, geoquímicos, ambientales, prospecciones mineras, perforaciones, análisis de laboratorio, ventas de mapas e informes técnicos y cualquier otra actividad que se derive de las actividades principales. Los precios de estos productos son calculados en base a las condiciones del mercado, así como los costos de producción.

INGEOMIN orientará recursos por Bs. 11.248,5 millones, a la ejecución de proyectos enmarcados dentro del ámbito de su competencia y para cubrir gastos propios Bs. 5.332,9 millones, lo que contribuirá al desarrollo de sus actividades medulares como son: los estudios en el área de minería, desarrollo de investigaciones geológicas y de recursos minerales.

Asimismo, INGEOMIN llevará a cabo los Proyectos de la Fundación Misión Piar, creada mediante Decreto N° 3.958 publicado en Gaceta Oficial N° 38.282 de fecha 28/09/05, cuyo objetivo general es modificar el escenario actual de la pequeña minería, caracterizado por la irregularidad generalizada en los ámbitos jurídico, técnico, ambiental, económico y el ilícito fiscal, donde estas características no existan o sean minimizadas; en tal sentido, se enfatiza principalmente en el logro de los siguientes objetivos específicos:

- El desarrollo sustentable de las comunidades mineras para que los pequeños mineros alcancen un nivel de vida acorde con la dignidad humana.
- Propiciar la organización y participación ciudadana del pequeño minero, con la finalidad de elevar su conciencia cívica.
- Legalización y organización en cooperativas autogestionarias de los pequeños mineros.
- Ofrecer asistencia técnica y financiera al pequeño minero.
- Reforzar la presencia del Estado en las actividades de explotación a fin de disminuir la evasión fiscal.
- Lograr la estabilidad y el asentamiento territorial del pequeño minero y su familia.
- Disminuir el impacto ambiental negativo y recuperar las áreas afectadas.
- Fortalecer el ingreso y el empleo en las regiones mineras.
- Impulsar y materializar la capacitación de la comunidad minera.

POLÍTICA DE COBERTURA DE LOS SERVICIOS A PRESTAR POR EL ORGANISMO:

De acuerdo a los recursos disponibles, INGEOMIN para el año 2006 estima ejecutar los siguientes proyectos:

"MIBAM INGEOMIN" Cartografía de estabilidad geológica y geotécnica para definir amenaza, susceptibilidad y riesgo.

"MIBAM INGEOMIN" II Fase del mapa geoquímica de Venezuela, escala 1:1.000.000

"MIBAM INGEOMIN" Integración, compilación de cartografía digital e interpretación de imágenes mediante sensores remotos (Geomática)

"MIBAM INGEOMIN" Promoción y difusión de información geocientífica.

"MIBAM INGEOMIN" Cartografía geológica y geotécnica para definir mapas de amenaza por deslizamiento.

"MIBAM INGEOMIN" Inventario y evaluación de recursos minerales.

"MIBAM INGEOMIN" Plan de desarrollo sustentable de la pequeña minería, a llevarse a cabo por la Fundación Misión Piar.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**13.066.000.000**
Transferencias y Donaciones Corrientes	12.126.000.000
Del Sector Público	12.126.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	12.126.000.000
De la República	12.126.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	940.000.000
Venta de Servicios	940.000.000
Ingresos de Capital	**139.764.510**
Recursos Propios de Capital	139.764.510
Incremento de la Depreciación y Amortización Acumuladas	139.764.510
Fuentes Financieras	**3.375.633.223**
Disminución de la Inversión Financiera	3.272.033.223
Disminución de Otros Activos Financieros	3.272.033.223
Disminución de Disponibilidades	3.272.033.223
Disminución de Bancos	3.272.033.223
Incremento de Pasivos	103.600.000
Incremento de Cuentas y Efectos por Pagar	23.000.000
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	23.000.000
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	23.000.000
Incremento de Otros Pasivos	80.600.000
Incremento de Provisiones y Reservas Técnicas	600.000
Incremento de Provisiones	600.000
Incremento de Otras Provisiones	600.000
Incremento de Otros Pasivos a Mediano y Largo Plazo	80.000.000
TOTAL	**16.581.397.733**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**13.882.833.510**
Gastos de Consumo	13.547.733.510
Remuneraciones	9.439.804.000
Sueldos, Salarios y Otras Retribuciones	9.439.804.000
Bienes y Servicios	3.968.165.000
Bienes de Consumo	821.202.000
Servicios no Personales	3.146.963.000
Depreciación y Amortización	139.764.510
Transferencias y Donaciones Corrientes	335.100.000
Al Sector Privado	335.100.000
Transferencias Corrientes al Sector Privado	335.100.000
Directas a Personas	335.100.000
Pensiones y Otros Beneficios Asociados	28.400.000
Jubilaciones y Otros Beneficios Asociados	306.700.000
Gastos de Capital	**1.552.939.000**
Inversión Real Directa	1.552.939.000
Formación Bruta de Capital Fijo	1.552.939.000
Maquinaria, Equipos y Otros Bienes Muebles	1.552.939.000
Aplicaciones Financieras	**1.145.625.223**
Disminución de Pasivos	1.145.625.223
Disminución de Otros Pasivos	1.145.625.223
Disminución de Provisiones y Reservas Técnicas	1.145.625.223
Disminución de Provisiones	1.145.625.223
Disminución de Provisiones para Beneficios Sociales	1.145.625.223
TOTAL	**16.581.397.733**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
INGEOM1	"MIBAM INGEOMIN" Cartografiá de Estabilidad Geológica y Geotécnica para definir Amenaza, Susceptibilidad y Riesgo.	Informe Técnico	10	3.201.984.711				3.201.984.711
INGEOM2	"MIBAM INGEOMIN" Segunda Fase del Mapa Geoquímico de Venezuela, Escala 1:1000000	Mapa	24	173.648.512	1.097.894.618			1.271.543.130
INGEOM3	"MIBAM INGEOMIN" Integración, Compilación de Cartografía Digital e Interpretación de Imágenes Mediante Sensores Remotos (Geomática)	Mapa	500		397.116.129			397.116.129
INGEOM4	"MIBAM INGEOMIN" Promoción e Información Geocientífica	Taller/ Publicación	16		901.584.656			901.584.656
INGEOM5	"MIBAM INGEOMIN" Cartografiá Geológica y Geotécnicas para definir Mapas de Amenaza por Deslizamiento.	Mapa	11		480.599.894			480.599.894
INGEOM6	"MIBAM INGEOMIN" Inventario y Evaluación de Recursos Minerales	Mapa	4	940.000.000	1.559.204.703			2.499.204.703
INGEOM7	"MIBAM INGEOMIN" Plan de Desarrollo Sustentable de Pequeña Minería, Misión Piar	Asistencia Técnica	100		1.800.000.000			1.800.000.000
	TOTAL			4.315.633.223	6.236.400.000			10.552.033.223

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.953.586.455			3.953.586.455
02	Gestión Administrativa	139.764.510	1.600.913.545			1.740.678.055
03	Previsión y Protección Social		335.100.000			335.100.000
	TOTAL	139.764.510	5.889.600.000			6.029.364.510

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**255**	**1.970.454.910**
Directivo	9	134.210.738
Profesional y Técnico	155	1.372.180.253
Administrativo	32	164.691.264
Obrero	59	299.372.655
Personal Contratado	**47**	**340.639.044**
Profesional y Técnico	27	242.299.044
Administrativo	5	25.440.000
Obrero	15	72.900.000
TOTAL	**302**	**2.311.093.954**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**39**	**221.016.260**
Jubilado	36	200.016.260
Pensionado	3	21.000.000
Obrero	**5**	**24.300.000**
Jubilado	5	24.300.000
TOTAL	**44**	**245.316.260**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	9.439.804.000
4.02	Materiales, Suministros y Mercancías	821.202.000
4.03	Servicios no Personales	3.146.963.000
4.04	Activos Reales	1.552.939.000
4.07	Transferencias y Donaciones	335.100.000
4.08	Otros Gastos	139.764.510
4.11	Disminución de Pasivos	1.145.625.223
	TOTAL	**16.581.397.733**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**13.066.000.000**
Transferencias y Donaciones Corrientes	12.126.000.000
Del Sector Público	12.126.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	12.126.000.000
De la República	12.126.000.000
Ministerio de Industrias Básicas y Minería	12.126.000.000
Recursos Ordinarios	
Gastos de Funcionamiento	5.889.600.000
Proyectos de INGEOMIN	4.436.400.000
Proyecto de la Fundación Misión Piar	1.800.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	940.000.000
Venta de Servicios	940.000.000
B. Gastos Corrientes	**13.882.833.510**
Gastos de Consumo	13.547.733.510
Remuneraciones	9.439.804.000
Sueldos, Salarios y Otras Retribuciones	9.439.804.000
Bienes y Servicios	3.968.165.000
Bienes de Consumo	821.202.000
Servicios no Personales	3.146.963.000
Depreciación y Amortización	139.764.510
Transferencias y Donaciones Corrientes	335.100.000
Al Sector Privado	335.100.000
Transferencias Corrientes al Sector Privado	335.100.000
Directas a Personas	335.100.000
Pensiones y Otros Beneficios Asociados	28.400.000
Jubilaciones y Otros Beneficios Asociados	306.700.000
C. Resultado Económico: Ahorro/(Desahorro)	**(816.833.510)**
II. Cuenta Capital	
A. Ingresos de Capital	**(677.069.000)**
Recursos Propios de Capital	(677.069.000)
Desahorro en la Cuenta Corriente	(816.833.510)
Incremento de la Depreciación y Amortización Acumuladas	139.764.510
B. Gastos de Capital	**1.552.939.000**
Inversión Real Directa	1.552.939.000
Formación Bruta de Capital Fijo	1.552.939.000
Maquinaria, Equipos y Otros Bienes Muebles	1.552.939.000
C. Resultado Financiero: Superávit/(Déficit)	**(2.230.008.000)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**3.375.633.223**
Disminución de la Inversión Financiera	3.272.033.223
Disminución de Otros Activos Financieros	3.272.033.223
Disminución de Disponibilidades	3.272.033.223
Disminución de Bancos	3.272.033.223
Incremento de Pasivos	103.600.000
Incremento de Cuentas y Efectos por Pagar	23.000.000
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	23.000.000
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	23.000.000
Incremento de Otros Pasivos	80.600.000
Incremento de Provisiones y Reservas Técnicas	600.000
Incremento de Provisiones	600.000
Incremento de Otras Provisiones	600.000
Incremento de Otros Pasivos a Mediano y Largo Plazo	80.000.000
B. Aplicaciones Financieras	**3.375.633.223**
Disminución de Pasivos	1.145.625.223
Disminución de Otros Pasivos	1.145.625.223
Disminución de Provisiones y Reservas Técnicas	1.145.625.223
Disminución de Provisiones	1.145.625.223
Disminución de Provisiones Para Beneficios Sociales	1.145.625.223
Déficit Financiero	2.230.008.000

44
Ministerio de Turismo

A0145

Comisión Nacional de Casinos, Salas de Bingo y
Máquinas Traganíqueles

COMISIÓN NACIONAL DE CASINOS, SALAS DE BINGO Y MÁQUINAS TRAGANÍQUELES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles, tiene como objetivo la concesión de licencias, el control, la supervisión, fiscalización y recaudación de tributos en materia de juegos lícitos de envite y azar, que se realizan en estos establecimientos en sus diferentes modalidades lícitas y con fines de lucro.

Para el año 2006 dará continuación a la consolidación del sector casinos, bingos y máquinas traganíqueles y empresas relacionadas transformándolos en una actividad capaz de participar en el proceso de recuperación económica del país y en el fortalecimiento de la recreación y del entretenimiento del venezolano.

Todo ello para dar cumplimiento a las obligaciones tributarias con el Fisco Nacional por parte de las empresas licenciatarias debidamente autorizadas, la generación de empleos directos e indirectos, la promoción e inversión con un marco sólido, que afiance la política de desarrollo del país, la erradicación de la evasión fiscal y el combate contra la corrupción, siguiendo los lineamientos enmarcados dentro de los objetivos estratégicos para el gran salto adelante 2005-2006 del Ejecutivo Nacional.

Durante el presente año se realizarán cambios significativos en la estructura organizativa de la Comisión, adecuándola al nuevo rol que le corresponderá cumplir, y para que esté en capacidad de llevar adelante las funciones que le atribuya la Reforma de la Ley para el Control de los Casinos, Salas de Bingo y Máquinas Traganíqueles, cuyo proyecto se espera sea aprobado por la Asamblea Nacional,, para dotar al sector de un marco legal que proporcione seguridad jurídica a los inversionistas y a todos los segmentos y sectores vinculados a los distintos sistemas de juegos lícito, así como acabar con el desarrollo de operaciones ilegales de juegos en establecimientos públicos clandestinos.

Con la modernización del servicio que se presta, se fortalecerán áreas fundamentales para dar continuidad a los Operativos Especiales de Fiscalización, en el marco de la "Misión Cero "0" Juego Ilegal", que consiste en la inspección de los casinos y salas de bingo y la verificación de los deberes formales, con el fin de determinar el cumplimiento de las obligaciones establecidas en la Ley para el Control de los Casinos, Salas de Bingo y Máquinas Traganíqueles, prevenir el funcionamiento de establecimientos que no cumplan con los requisitos y la formulación de las denuncias ante los Organismo de Seguridad del Estado y el Ministerio Público, por la presunta perpetración de delitos vinculados con la actividad ilegal.

Los recursos que se obtengan por concepto de contribuciones especiales que deben cancelar los establecimientos permisados, serán empleados en la ejecución del gasto para garantizar la adecuada operatividad, con una inversión representativa en las áreas a fortalecer, con la finalidad de afianzar su cometido, ampliar el ámbito de cobertura en lo que a control y fiscalización se refiere, para una mayor eficiencia en la prestación del servicio.

El presupuesto de ingresos y gastos para el año 2006 asciende a Bs. 1.631,5 millones, orientándose Bs. 1.531,5 millones a las acciones centralizadas y Bs. 100,0 millones a proyectos.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.612.342.000**
Transferencias y Donaciones Corrientes	1.302.342.000
Del Sector Privado	1.302.342.000
Transferencias Corrientes Internas Recibidas del Sector Privado	1.302.342.000
De Empresas Privadas	1.302.342.000
Otros Ingresos	310.000.000
Otros Ingresos Ordinarios	310.000.000
Ingresos de Capital	**19.200.000**
Recursos Propios de Capital	19.200.000
Incremento de la Depreciación y Amortización Acumuladas	19.200.000
TOTAL	**1.631.542.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.584.642.000**
Gastos de Consumo	1.574.642.000
Remuneraciones	1.201.642.000
Sueldos, Salarios y Otras Retribuciones	426.700.000
Beneficios y Complementos de Sueldos y Salarios	427.172.000
Aportes Patronales	58.670.000
Prestaciones Sociales y Otras Indemnizaciones	199.400.000
Asistencia Socioeconómica	89.700.000
Bienes y Servicios	353.800.000
Bienes de Consumo	63.800.000
Servicios no Personales	290.000.000
Depreciación y Amortización	19.200.000
Transferencias y Donaciones Corrientes	10.000.000
Al Sector Privado	10.000.000
Donaciones Corrientes al Sector Privado	10.000.000
Donaciones a Personas	10.000.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos de Capital	**36.900.000**
Inversión Real Directa	36.900.000
Formación Bruta de Capital Fijo	34.900.000
Maquinaria, Equipos y Otros Bienes Muebles	34.900.000
Bienes Intangibles	2.000.000
Aplicaciones Financieras	**10.000.000**
Disminución de Pasivos	10.000.000
Disminución de Otros Pasivos	10.000.000
Disminución de Otros Pasivos a Corto Plazo	10.000.000
TOTAL	**1.631.542.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Capacitación y Adiestramiento de Personal en Materia de Fiscalización y Control de Casinos y Bingos	Fiscalización	600	100.000.000				100.000.000
	TOTAL			100.000.000				100.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.131.642.000				1.131.642.000
02	Gestión Administrativa	399.900.000				399.900.000
	TOTAL	1.531.542.000				1.531.542.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**32**	**444.912.000**
Directivo	6	152.698.000
Profesional y Técnico	16	229.365.000
Administrativo	4	33.949.000
Obrero	6	28.900.000
TOTAL	**32**	**444.912.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.201.642.000
4.02	Materiales, Suministros y Mercancías	63.800.000
4.03	Servicios no Personales	290.000.000
4.04	Activos Reales	36.900.000
4.07	Transferencias y Donaciones	10.000.000
4.08	Otros Gastos	19.200.000
4.11	Disminución de Pasivos	10.000.000
	TOTAL	**1.631.542.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.612.342.000**
Transferencias y Donaciones Corrientes	1.302.342.000
Del Sector Privado	1.302.342.000
Transferencias Corrientes Internas Recibidas del Sector Privado	1.302.342.000
De Empresas Privadas	1.302.342.000
Otros Ingresos	310.000.000
Otros Ingresos Ordinarios	310.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos Corrientes	**1.584.642.000**
Gastos de Consumo	1.574.642.000
Remuneraciones	1.201.642.000
Sueldos, Salarios y Otras Retribuciones	426.700.000
Beneficios y Complementos de Sueldos y Salarios	427.172.000
Aportes Patronales	58.670.000
Prestaciones Sociales y Otras Indemnizaciones	199.400.000
Asistencia Socioeconómica	89.700.000
Bienes y Servicios	353.800.000
Bienes de Consumo	63.800.000
Servicios no Personales	290.000.000
Depreciación y Amortización	19.200.000
Transferencias y Donaciones Corrientes	10.000.000
Al Sector Privado	10.000.000
Donaciones Corrientes al Sector Privado	10.000.000
Donaciones a Personas	10.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**27.700.000**
II. Cuenta Capital	
A. Ingresos de Capital	**46.900.000**
Recursos Propios de Capital	46.900.000
Ahorro en la Cuenta Corriente	27.700.000
Incremento de la Depreciación y Amortización Acumuladas	19.200.000
B. Gastos de Capital	**36.900.000**
Inversión Real Directa	36.900.000
Formación Bruta de Capital Fijo	34.900.000
Maquinaria, Equipos y Otros Bienes Muebles	34.900.000
Bienes Intangibles	2.000.000
C. Resultado Financiero:Superávit/(Déficit)	**10.000.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**10.000.000**
Superávit Financiero	10.000.000
B. Aplicaciones Financieras	**10.000.000**
Disminución de Pasivos	10.000.000
Disminución de Otros Pasivos	10.000.000
Disminución de Otros Pasivos a Corto Plazo	10.000.000

A0211

Instituto Nacional de Promoción y Capacitación Turística (INATUR)

INSTITUTO NACIONAL DE PROMOCIÓN Y CAPACITACIÓN TURÍSTICA (INATUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de Promoción y Capacitación Turística (INATUR), tiene como objetivo principal administrar los recursos obtenidos conforme a la Ley Orgánica de Turismo, destinándolos a la promoción nacional e internacional de la República Bolivariana de Venezuela como destino turístico y a la capacitación de recursos humanos para la prestación de servicios especializados.

El presupuesto de ingresos y gastos para el año 2006 de INATUR asciende a Bs. 74.383,8 millones y será financiado con ingresos corrientes por Bs. 36.387,5 millones; provenientes del 1% fijado en la Ley Orgánica de Turismo como Contribuciones de los prestadores de Servicios Turísticos, por un monto equivalente a Bs. 32.000,0 millones, otros ingresos por Bs. 2.000,0 millones por dinero en depósitos, Bs. 2.387,5 millones por las operaciones del Hotel Prado Río; ingresos de capital por Bs. 29.296,0 millones y por fuentes financieras Bs. 8.700,3 millones.

De acuerdo a la nueva técnica presupuestaria aplicada a la formulación presupuestaria se contemplan ejecutar en acciones centralizadas Bs. 37.999,1 millones y por proyectos Bs. 36.384,7 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**36.387.500.000**
Venta de Bienes y Servicios de las Administraciones Públicas	2.387.500.000
Venta de Servicios	2.387.500.000
Rentas de la Propiedad	2.000.000.000
Intereses	2.000.000.000
Intereses Internos	2.000.000.000
Intereses por Depósitos	2.000.000.000
Otros Ingresos	32.000.000.000
Diversos Ingresos	32.000.000.000
Ingresos de Capital	**29.296.000.000**
Recursos Propios de Capital	846.000.000
Incremento de la Depreciación y Amortización Acumuladas	846.000.000
Transferencias y Donaciones de Capital	28.450.000.000
Transferencias de Capital Recibidas del Sector Público	28.450.000.000
De la República	28.450.000.000
Fuentes Financieras	**8.700.270.626**
Disminución de la Inversión Financiera	2.020.000.000
Disminución de Otros Activos Financieros	2.020.000.000
Disminución de Disponibilidades	2.020.000.000
Disminución de Bancos	2.020.000.000
Incremento de Pasivos	6.680.000.000
Incremento de Otros Pasivos	6.680.270.626
Incremento de Otros Pasivos a Mediano y Largo Plazo	6.680.270.626
TOTAL	**74.383.770.626**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**36.018.950.000**
Gastos de Consumo	16.678.950.000
Remuneraciones	6.302.113.625
Sueldos, Salarios y Otras Retribuciones	1.964.050.969
Beneficios y Complementos de Sueldos y Salarios	1.916.208.675
Aportes Patronales	253.915.013
Prestaciones Sociales y Otras Indemnizaciones	591.452.446
Asistencia Socioeconómica	1.046.139.601
Otros Gastos de Personal	530.346.921
Bienes y Servicios	9.530.836.375
Bienes de Consumo	1.503.439.375
Servicios no Personales	8.027.397.000
Depreciación y Amortización	846.000.000
Transferencias y Donaciones Corrientes	19.340.000.000
Al Sector Privado	20.000.000
Transferencias Corrientes al Sector Privado	20.000.000
Directas a Personas	10.000.000
Otras Transferencias Directas a Personas	10.000.000
Otras Transferencias Corrientes Internas al Sector Privado	10.000.000
Al Sector Público	19.320.000.000
Donaciones Corrientes al Sector Público	19.320.000.000
A los Entes Descentralizados sin Fines Empresariales	19.320.000.000
Gastos de Capital	**29.664.550.000**
Inversión Real Directa	29.664.550.000
Formación Bruta de Capital Fijo	28.998.071.665
Maquinaria, Equipos y Otros Bienes Muebles	619.500.000
Construcciones de Bienes de Dominio Privado	4.497.724.732
Construcciones de Bienes de Dominio Público	23.880.846.933
Bienes Intangibles	666.478.335
Aplicaciones Financieras	**8.700.270.626**
Inversión Financiera	8.680.270.626
Incremento de Otros Activos Financieros	2.000.000.000
Incremento de Disponibilidades	2.000.000.000
Incremento de Inversiones Temporales	2.000.000.000
Incremento de Cuentas por Cobrar a Corto Plazo	6.680.270.626
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	6.680.270.626
Disminución de Pasivos	20.000.000
Disminución de Cuentas y Efectos por Pagar	20.000.000
Disminución de Otras Cuentas y Efectos por Pagar	20.000.000
Disminución de Obligaciones de Ejercicios Anteriores	20.000.000
TOTAL	**74.383.770.626**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
28162	Promoción Turística de Venezuela a Nivel Nacional e Internacional	Evento / Publicidad	21	2.390.667.915				2.390.667.915
28308	Plan Nacional de Capacitación Turística.	Capacitación	3.025	2.856.530.104				2.856.530.104
28399	Fortalecimiento Institucional	Informe	12	300.000.000				300.000.000
28362	Servicio de Hospedaje y Hotelería Hotel Prado Río.	Porcentaje	60	2.387.500.000				2.387.500.000
27567	Núcleos de Desarrollo Turísticos, Frentes Marinos, Chichiriviche, Puerto Santo-Río Caribe, y el Tirano	Obra	17		20.000.000.000			20.000.000.000
27555	Plan de Desarrollo Turístico Parque Nacional Canaima	Obra	1		8.450.000.000			8.450.000.000
	TOTAL			7.934.698.019	28.450.000.000			36.384.698.019

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	4.131.501.981				4.131.501.981
02	Gestión Administrativa	33.867.570.626				33.867.570.626
	TOTAL	37.999.072.607				37.999.072.607

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**99**	**1.229.458.390**
Directivo	13	368.899.389
Profesional y Técnico	62	701.971.764
Administrativo	10	65.994.399
Obrero	14	92.592.838
Personal Contratado	**6**	**216.000.000**
Profesional y Técnico	6	216.000.000
TOTAL	**105**	**1.445.458.390**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	6.302.113.625
4.02	Materiales, Suministros y Mercancías	1.503.439.375
4.03	Servicios no Personales	8.027.397.000
4.04	Activos Reales	29.664.550.000
4.05	Activos Financieros	8.680.270.626
4.07	Transferencias y Donaciones	19.340.000.000
4.08	Otros Gastos	846.000.000
4.11	Disminución de Pasivos	20.000.000
	TOTAL	**74.383.770.626**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**36.387.500.000**
Venta de Bienes y Servicios de las Administraciones Publicas	2.387.500.000
Venta de Servicios	2.387.500.000
Rentas de la Propiedad	2.000.000.000
Intereses	2.000.000.000
Intereses Internos	2.000.000.000
Intereses por Depósitos	2.000.000.000
Otros Ingresos	32.000.000.000
Diversos Ingresos	32.000.000.000
B. Gastos Corrientes	**36.018.950.000**
Gastos de Consumo	16.678.950.000
Remuneraciones	6.302.113.625
Sueldos, Salarios y Otras Retribuciones	1.964.050.969
Beneficios y Complementos de Sueldos y Salarios	1.916.208.675
Aportes Patronales	253.915.013
Prestaciones Sociales y Otras Indemnizaciones	591.452.446
Asistencia Socioeconómica	1.046.139.601
Otros Gastos de Personal	530.346.921
Bienes y Servicios	9.530.836.375
Bienes de Consumo	1.503.439.375
Servicios no Personales	8.027.397.000
Depreciación y Amortización	846.000.000
Transferencias y Donaciones Corrientes	19.340.000.000
Al Sector Privado	20.000.000
Transferencias Corrientes al Sector Privado	20.000.000
Directas a Personas	10.000.000
Otras Transferencias Directas a Personas	10.000.000
Otras Transferencias Corrientes Internas al Sector Privado	10.000.000
Al Sector Público	19.320.000.000
Donaciones Corrientes al Sector Público	19.320.000.000
A los Entes Descentralizados sin Fines Empresariales	19.320.000.000
C. Resultado Económico: Ahorro/(Desahorro)	**368.550.000**
II. Cuenta Capital	
A. Ingresos de Capital	**29.664.550.000**
Recursos Propios de Capital	1.214.550.000
Ahorro en la Cuenta Corriente	368.550.000
Incremento de la Depreciación y Amortización Acumuladas	846.000.000
Transferencias y Donaciones de Capital	28.450.000.000
Transferencias de Capital Recibidas del Sector Público	28.450.000.000
De la República	28.450.000.000
Ministerio del Turismo	28.450.000.000
Recursos Ordinarios	28.450.000.000
B. Gastos de Capital	**29.664.550.000**
Inversión Real Directa	29.664.550.000
Formación Bruta de Capital Fijo	28.998.071.665
Maquinaria, Equipos y Otros Bienes Muebles	619.500.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
Construcciones de Bienes de Dominio Privado	4.497.724.732
Construcciones de Bienes de Dominio Público	23.880.846.933
Bienes Intangibles	666.478.335
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**8.700.270.626**
Disminución de la Inversión Financiera	2.020.000.000
Disminución de Otros Activos Financieros	2.020.000.000
Disminución de Disponibilidades	2.020.000.000
Disminución de Bancos	2.020.000.000
Incremento de Pasivos	6.680.270.626
Incremento de Otros Pasivos	6.680.270.626
Incremento de Otros Pasivos a Mediano y Largo Plazo	6.680.270.626
B. Aplicaciones Financieras	**8.700.270.626**
Inversión Financiera	8.680.270.626
Incremento de Otros Activos Financieros	2.000.000.000
Incremento de Disponibilidades	2.000.000.000
Incremento de Inversiones Temporales	2.000.000.000
Incremento de Cuentas por Cobrar a Corto Plazo	6.680.270.626
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	6.680.270.626
Disminución de Pasivos	20.000.000
Disminución de Cuentas y Efectos por Pagar	20.000.000
Disminución de Otras Cuentas y Efectos por Pagar	20.000.000
Disminución de Obligaciones de Ejercicios Anteriores	20.000.000

A0943

Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)

COLEGIO UNIVERSITARIO HOTEL ESCUELA DE LOS ANDES VENEZOLANOS (CUHELAV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV), tiene como objetivo la formación de técnicos superiores en las áreas de Hotelería y Servicios de la Hospitalidad en Venezuela, quienes van a desempeñarse activamente en el sector turístico y hotelero nacional e internacional.

El presupuesto de gastos del CUHELAV para el año 2006 asciende a la cantidad de Bs. 1.785,0 millones, que será financiado con transferencias corrientes del Sector Público por Bs. 1.400,0 millones, provenientes del Ministerio del Turismo Bs. 200,0 millones y del Instituto Nacional de Promoción y Capacitación Turística (INATUR) Bs. 1.200,0 millones; ingresos propios Bs. 330,0 millones, por concepto de cursos dictados y la prestación de servicios para eventos y conferencias; ingresos de capital por Bs. 31,2 millones, disminución de bancos Bs. 0,6 millones e incremento de pasivos Bs. 23,2 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.730.000.000**
Transferencias y Donaciones Corrientes	1.400.000.000
Del Sector Público	1.400.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.400.000.000
De la República	200.000.000
De los Entes Descentralizados sin Fines Empresariales	1.200.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	330.000.000
Venta de Otros Bienes y Servicios	330.000.000
Ingresos de Capital	**31.200.000**
Recursos Propios de Capital	31.200.000
Incremento de la Depreciación y Amortización Acumuladas	31.200.000
Fuentes Financieras	**23.834.900**
Disminución de la Inversión Financiera	634.900
Disminución de Otros Activos Financieros	634.900
Disminución de Disponibilidades	634.900
Disminución de Bancos	634.900
Incremento de Pasivos	23.200.000
Incremento de Cuentas y Efectos por Pagar	23.200.000
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	23.200.000
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	8.000.000
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	15.200.000
TOTAL	**1.785.034.900**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.755.034.900**
Gastos de Consumo	1.755.034.900
Remuneraciones	1.040.108.000
Sueldos, Salarios y Otras Retribuciones	664.210.000
Beneficios y Complementos de Sueldos y Salarios	180.500.000
Aportes Patronales	40.638.000
Prestaciones Sociales y Otras Indemnizaciones	81.800.000
Asistencia Socioeconómica	72.960.000
Bienes y Servicios	683.726.900
Bienes de Consumo	225.786.000
Servicios no Personales	457.940.900
Depreciación y Amortización	31.200.000
Gastos de Capital	**30.000.000**
Inversión Real Directa	30.000.000
Formación Bruta de Capital Fijo	30.000.000
Maquinaria, Equipos y Otros Bienes Muebles	30.000.000
TOTAL	**1.785.034.900**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0001	Formación Superior de Hotelería y Hospitalidad	Matrícula	2.090				947.366.959	947.366.959
	TOTAL						947.366.959	947.366.959

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	330.000.000			185.308.041	515.308.041
02	Gestión Administrativa	55.034.900	200.000.000		67.325.000	322.359.900
	TOTAL	385.034.900	200.000.000		252.633.041	837.667.941

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1**	**6.804.000**
Obrero	1	6.804.000
Personal Contratado	**61**	**527.777.604**
Directivo	1	44.880.773
Profesional y Técnico	8	121.058.664
Administrativo	9	72.185.760
Docente	42	282.848.407
Médico	1	6.804.000
TOTAL	**62**	**534.581.604**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.040.108.000
4.02	Materiales, Suministros y Mercancías	225.786.000
4.03	Servicios no Personales	457.940.900
4.04	Activos Reales	30.000.000
4.08	Otros Gastos	31.200.000
	TOTAL	**1.785.034.900**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.730.000.000**
Transferencias y Donaciones Corrientes	1.400.000.000
Del Sector Público	1.400.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.400.000.000
De la República	200.000.000
Ministerio del Turismo	200.000.000
Recursos Ordinarios	200.000.000
De los Entes Descentralizados sin Fines Empresariales	1.200.000.000
Venta de Bienes y Servicios de las Administraciones Públicas	330.000.000
Venta de Otros Bienes y Servicios	330.000.000
B. Gastos Corrientes	**1.755.034.900**
Gastos de Consumo	1.755.034.900
Remuneraciones	1.040.108.000
Sueldos, Salarios y Otras Retribuciones	664.210.000
Beneficios y Complementos de Sueldos y Salarios	180.500.000
Aportes Patronales	40.638.000
Prestaciones Sociales y Otras Indemnizaciones	81.800.000
Asistencia Socioeconómica	72.960.000
Bienes y Servicios	683.726.900
Bienes de Consumo	225.786.000
Servicios no Personales	457.940.900
Depreciación y Amortización	31.200.000
C. Resultado Económico: Ahorro/(Desahorro)	**(25.034.900)**
II. Cuenta Capital	
A. Ingresos de Capital	**6.165.100**
Recursos Propios de Capital	6.165.100
Desahorro en la Cuenta Corriente	(25.034.900)
Incremento de la Depreciación y Amortización Acumuladas	31.200.000
B. Gastos de Capital	**30.000.000**
Inversión Real Directa	30.000.000
Formación Bruta de Capital Fijo	30.000.000
Maquinaria, Equipos y Otros Bienes Muebles	30.000.000
C. Resultado Financiero: Superávit/(Déficit)	**(23.834.900)**
III. Cuenta Financiera	
A. Fuentes Financieras	**23.834.900**
Disminución de la Inversión Financiera	634.900
Disminución de Otros Activos Financieros	634.900
Disminución de Disponibilidades	634.900
Disminución de Bancos	634.900
Incremento de Pasivos	23.200.000
Incremento de Cuentas y Efectos por Pagar	23.200.000
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	23.200.000
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	8.000.000
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	15.200.000
B. Aplicaciones Financieras	**23.834.900**
Déficit Financiero	23.834.900

45
Ministerio de Energía y Petroleo

A0356

Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"

FUNDACIÓN GUARDERÍA INFANTIL DEL MINISTERIO DE ENERGÍA Y MINAS "LA ALQUITRANA"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana", fue creada según Resolución N° 522 de fecha 20 de septiembre de 1978, y publicada en Gaceta Oficial N° 31.771 de fecha 04 de abril de 1978. El objeto de la Fundación es brindar servicios de guardería infantil y preescolar a los hijos en edad de educación inicial de los trabajadores del Ministerio de Energía y Petróleo y sus entes adscritos, que les proporcione seguridad, protección y un desarrollo integral durante la jornada laboral de sus padres y representantes, proporcionando para ello actividades educativas complementarias, alimentación balanceada, transporte y celebraciones institucionales, preparando a los niños y niñas, alumnos de la Institución para el ingreso natural a la educación básica; se estima atender a 170 niños.

El desarrollo de este proyecto cuenta con un recurso humano especializado, conformado por veinte (20) docentes de aulas, tres (3) profesores para las actividades complementarias, dos (2) profesionales en el área de alimentación y diecinueve (19) obreros para mantenimiento, cocina, transporte y vigilancia.

La Fundación está supervisada por una Coordinación Docente y Administrativa conformada por catorce (14) empleados entre profesionales, técnicos y personal administrativo, además, las instalaciones físicas estarán dotadas con equipos, mobiliarios y materiales acordes al servicio que se propone brindar.

Para la ejecución de este proyecto la Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana", contará con un presupuesto de Bs. 1.793.441.000, de los cuales Bs. 989.900.280 fueron programados en las acciones específicas del proyecto y Bs. 803.541.000 para las acciones centralizadas. De estos recursos, el 98%, es decir, Bs. 1.762.700.000 serán percibidos a través de transferencia del Ministerio de Energía y Petróleo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.762.700.000**
Transferencias y Donaciones Corrientes	1.762.700.000
Del Sector Público	1.762.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.762.700.000
De la República	1.762.700.000
Ingresos de Capital	**30.741.000**
Recursos Propios de Capital	30.741.000
Incremento de la Depreciación y Amortización Acumuladas	30.741.000
TOTAL	**1.793.441.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.712.100.000**
Gastos de Consumo	1.663.388.760
Remuneraciones	1.276.949.520
Sueldos, Salarios y Otras Retribuciones	921.892.500
Beneficios y Complementos de Sueldos y Salarios	125.020.670
Aportes Patronales	127.530.000
Prestaciones Sociales y Otras Indemnizaciones	102.506.350
Bienes y Servicios	355.698.240
Bienes de Consumo	221.400.000
Servicios no Personales	134.298.240
Depreciación y Amortización	30.741.000
Transferencias y Donaciones Corrientes	48.711.240
Al Sector Privado	48.711.240
Transferencias Corrientes al Sector Privado	48.711.240
Directas a Personas	48.711.240
Jubilaciones y Otros Beneficios Asociados	48.711.240
Gastos de Capital	**50.600.000**
Inversión Real Directa	50.600.000
Formación Bruta de Capital Fijo	50.600.000
Maquinaria, Equipos y Otros Bienes Muebles	50.600.000
Aplicaciones Financieras	**30.741.000**
Inversión Financiera	30.741.000
Incremento de Otros Activos Financieros	30.741.000
Incremento de Disponibilidades	30.741.000
Incremento de Caja	30.741.000
TOTAL	**1.793.441.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
25219	Facilitar a los Trabajadores del Ministerio de Energía y Petróleo y sus Entes Adscritos una Institución Educativa donde sus Hijos reciban una formación integral durante su jornada laboral	Niño Atendido	170		989.900.000			989.900.000
	TOTAL				989.900.000			989.900.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		541.049.240			541.049.240
02	Gestión Administrativa	30.741.000	183.039.520			213.780.520
03	Previsión y Protección Social		48.711.240			48.711.240
	TOTAL	30.741.000	772.800.000			803.541.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**58**	**425.100.000**
Directivo	1	26.640.000
Profesional y Técnico	7	98.040.000
Administrativo	8	49.356.000
Docente	23	149.004.000
Obrero	19	102.060.000
TOTAL	**58**	**425.100.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**5**	**25.578.000**
Jubilado	5	25.578.000
Obrero	**2**	**9.720.000**
Jubilado	2	9.720.000
TOTAL	**7**	**35.298.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.276.949.520
4.02	Materiales, Suministros y Mercancías	221.400.000
4.03	Servicios no Personales	134.298.240
4.04	Activos Reales	50.600.000
4.05	Activos Financieros	30.741.000
4.07	Transferencias y Donaciones	48.711.240
4.08	Otros Gastos	30.741.000
	TOTAL	**1.793.441.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.762.700.000**
Transferencias y Donaciones Corrientes	1.762.700.000
Del Sector Público	1.762.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.762.700.000
De la República	1.762.700.000
Ministerio de Energía y Petróleo	
Recursos Ordinarios	
Gastos de Funcionamiento	1.762.700.000
B. Gastos Corrientes	**1.712.100.000**
Gastos de Consumo	1.663.388.760
Remuneraciones	1.276.949.520
Sueldos, Salarios y Otras Retribuciones	921.892.500
Beneficios y Complementos de Sueldos y Salarios	125.020.670
Aportes Patronales	127.530.000
Prestaciones Sociales y Otras Indemnizaciones	102.506.350
Bienes y Servicios	355.698.240
Bienes de Consumo	221.400.000
Servicios no Personales	134.298.240
Depreciación y Amortización	30.741.000
Transferencias y Donaciones Corrientes	48.711.240
Al Sector Privado	48.711.240
Transferencias Corrientes al Sector Privado	48.711.240
Directas a Personas	48.711.240
Jubilaciones y Otros Beneficios Asociados	48.711.240
C. Resultado Económico: Ahorro/(Desahorro)	**50.600.000**
II. Cuenta Capital	
A. Ingresos de Capital	**81.341.000**
Recursos Propios de Capital	81.341.000
Ahorro en la Cuenta Corriente	50.600.000
Incremento de la Depreciación y Amortización Acumuladas	30.741.000
B. Gastos de Capital	**50.600.000**
Inversión Real Directa	50.600.000
Formación Bruta de Capital Fijo	50.600.000
Maquinaria, Equipos y Otros Bienes Muebles	50.600.000
C. Resultado Financiero: Superávit/(Déficit)	**30.741.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**30.741.000**
Superávit Financiero	30.741.000
B. Aplicaciones Financieras	**30.741.000**
Inversión Financiera	30.741.000
Incremento de Otros Activos Financieros	30.741.000
Incremento de Disponibilidades	30.741.000
Incremento de Caja	30.741.000

A0361
Fundación Oro Negro

FUNDACIÓN ORO NEGRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Oro Negro tiene como objetivo organizar y realizar proyectos sociales, culturales, educativos y recreativos, que beneficien a los empleados y obreros del Ministerio de Energía y Petróleo y sus familiares. De igual forma, la Fundación prestará ayuda a instituciones benéficas distintas a ella y promovidas por entes públicos y privados, así como también dar atención directa a la Misión "Barrio Adentro Deportivo" a nivel nacional. Para el desarrollo de estos proyectos se contará con recursos presupuestarios asignados por el Ministerio de Energía y Petróleo por Bs. 21.700.000.000.

La Institución, orientará sus gastos hacia el desarrollo de proyectos sociales, científicos, culturales, educativos y recreativos, que beneficien a los empleados y obreros del Ministerio de Energía y Petróleo y sus familiares. De igual manera, también dirigirá sus actividades al mejoramiento de la comunidad a través de proyectos especiales orientados hacia la salud, cultura, educación y actividades recreativas. Además administrará las actividades del Programa Misión Barrio Adentro Deportivo, beneficiando a una población de 25.000 promotores deportivos integrales comunitarios e incorporar a la practica sistemática de la actividad física y el deporte a 3.000.000 de personas.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**21.700.000.000**
Transferencias y Donaciones Corrientes	21.700.000.000
Del Sector Público	21.700.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	21.700.000.000
De la República	21.700.000.000
TOTAL	**21.700.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**21.700.000.000**
Gastos de Consumo	9.700.000.000
Remuneraciones	696.381.798
Sueldos, Salarios y Otras Retribuciones	390.589.584
Beneficios y Complementos de Sueldos y Salarios	245.300.000
Aportes Patronales	27.574.407
Prestaciones Sociales y Otras Indemnizaciones	32.917.807
Bienes y Servicios	9.003.618.202
Servicios no Personales	9.003.618.202
Transferencias y Donaciones Corrientes	12.000.000.000
Al Sector Privado	12.000.000.000
Donaciones Corrientes al Sector Privado	12.000.000.000
Donaciones a Personas	12.000.000.000
TOTAL	**21.700.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
26918	Misión Barrio Adentro Deportivo	Adiestramiento	6.175		21.000.000.000			21.000.000.000
	TOTAL				21.000.000.000			21.000.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		700.000.000			700.000.000
	TOTAL		700.000.000			700.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Contratado	**40**	**375.162.000**
Directivo	10	133.542.000
Profesional y Técnico	15	153.600.000
Administrativo	15	88.020.000
TOTAL	**40**	**375.162.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	696.381.798
4.03	Servicios no Personales	9.003.618.202
4.07	Transferencias y Donaciones	12.000.000.000
	TOTAL	**21.700.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**21.700.000.000**
Transferencias y Donaciones Corrientes	21.700.000.000
Del Sector Público	21.700.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	21.700.000.000
De la República	21.700.000.000
Ministerio de Energía y Petróleo	
Recursos Ordinarios	
Gastos de Funcionamiento	700.000.000
Misión Barrio Adentro Deportivo	21.000.000.000
B. Gastos Corrientes	**21.700.000.000**
Gastos de Consumo	9.700.000.000
Remuneraciones	696.381.798
Sueldos, Salarios y Otras Retribuciones	390.589.584
Beneficios y Complementos de Sueldos y Salarios	245.300.000
Aportes Patronales	27.574.407
Prestaciones Sociales y Otras Indemnizaciones	32.917.807
Bienes y Servicios	9.003.618.202
Servicios no Personales	9.003.618.202
Transferencias y Donaciones Corrientes	12.000.000.000
Al Sector Privado	12.000.000.000
Donaciones Corrientes al Sector Privado	12.000.000.000
Donaciones a Personas	12.000.000.000
C. Resultado Económico: Equilibrado	

A0364

Fundación para el Desarrollo del Servicio Eléctrico

(FUNDELEC)

FUNDACIÓN PARA EL DESARROLLO DEL SERVICIO ELÉCTRICO (FUNDELEC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC), fue creada según Decreto N° 2.384 de fecha 18/06/1992, publicado en la Gaceta Oficial N° 35.010 de fecha 21/07/92, Tiene por objeto garantizar al Estado Venezolano el soporte técnico profesional que permita el ordenamiento y desarrollo armónico del sector eléctrico, así como la consolidación de su función reguladora de prestación y uso del servicio eléctrico.

Para el Ejercicio Fiscal 2006, el presupuesto de gastos fue previsto en Bs. 7.406,9 Millones, de los cuales 59,1% se financiará a través de aportes de las empresas eléctricas del país tanto públicas como privadas por Bs. 4.375,9 millones y el restante 40,9% proviene de recursos propios por Bs. 3.031,0 Millones. De este monto se destinarán a proyectos Bs. 4.300,3 millones y a las acciones centralizadas Bs. 2.510,0 millones.

La Fundación, orientará sus gastos al desarrollo de la reglamentación de la Ley Orgánica del Servicio Eléctrico y a la realización y concreción de los estudios programados para el 2006, conllevando al fortalecimiento institucional dentro del proceso de transición y reforma del sector eléctrico para:

- Construir la capacidad reguladora del Estado
- Construir la capacidad de gestión del sector eléctrico
- Planificar el servicio eléctrico

Cabe agregar que el ente apoyará técnicamente al Ministerio de Energía y Petróleo en su ejercicio temporal como regulador y fiscalizador del servicio eléctrico, hasta tanto entre en funcionamiento la Comisión Nacional de Energía Eléctrica y el Centro Nacional de Gestión del Sistema Eléctrico, en concordancia con la Ley Orgánica del Servicio Eléctrico.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**5.034.564.752**
Transferencias y Donaciones Corrientes	4.375.928.752
Del Sector Privado	845.867.028
Transferencias Corrientes Internas Recibidas del Sector Privado	845.867.028
De Empresas Privadas	845.867.028
Del Sector Público	3.530.061.724
Transferencias Corrientes Internas Recibidas del Sector Público	3.530.061.724
De los Entes Descentralizados con Fines Empresariales no Petroleros	3.530.061.724
Rentas de la Propiedad	658.636.000
Intereses	658.636.000
Intereses Internos	658.636.000
Intereses por Títulos-valores	658.636.000
Ingresos de Capital	**1.034.308.000**
Recursos Propios de Capital	1.034.308.000
Incremento de la Depreciación y Amortización Acumuladas	1.034.308.000
Fuentes Financieras	**1.338.026.869**
Disminución de la Inversión Financiera	1.338.026.869
Disminución de Otros Activos Financieros	1.338.026.869
Disminución de Disponibilidades	557.925.356
Disminución de Caja	557.925.356
Disminución de Cuentas por Cobrar a Corto Plazo	780.101.513
Disminución de Otras Cuentas por Cobrar a Corto Plazo	780.101.513
TOTAL	**7.406.899.621**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**5.654.788.423**
Gastos de Consumo	5.396.331.490
Remuneraciones	3.318.348.122
Sueldos, Salarios y Otras Retribuciones	1.495.562.157
Beneficios y Complementos de Sueldos y Salarios	920.766.478
Aportes Patronales	355.941.897
Prestaciones Sociales y Otras Indemnizaciones	418.845.430
Asistencia Socioeconómica	16.693.050
Otros Gastos de Personal	110.539.110
Bienes y Servicios	1.043.675.368
Bienes de Consumo	84.248.000
Servicios no Personales	959.427.368
Depreciación y Amortización	1.034.308.000
Transferencias y Donaciones Corrientes	258.456.933
Al Sector Privado	258.456.933
Transferencias Corrientes al Sector Privado	258.456.933
Directas a Personas	258.456.933
Jubilaciones y Otros Beneficios Asociados	258.456.933
Gastos de Capital	**302.996.250**
Inversión Real Directa	302.996.250
Formación Bruta de Capital Fijo	302.996.250
Maquinaria, Equipos y Otros Bienes Muebles	302.996.250
Aplicaciones Financieras	**1.449.114.948**
Inversión Financiera	780.101.513
Incremento de Otros Activos Financieros	780.101.513
Incremento de Disponibilidades	780.101.513
Incremento de Bancos	780.101.513
Disminución de Pasivos	669.013.435
Disminución de Cuentas y Efectos por Pagar	669.013.435
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	669.013.435
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	217.315.046
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	366.067.114
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	85.631.275
TOTAL	**7.406.899.621**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Estudios de Costos del Servicio Tarifario	Documento	1				1.046.456.601	1.046.456.601
02	Sistema de Información del Sector Eléctrico	Documento	1				2.662.439.878	2.662.439.878
	TOTAL						3.708.896.479	3.708.896.479

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.337.599.876			667.032.273	2.004.632.149
02	Gestión Administrativa	1.434.914.060				1.434.914.060
03	Previsión y Protección Social	258.456.933				258.456.933
	TOTAL	3.030.970.869			667.032.273	3.698.003.142

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**53**	**1.341.021.043**
Directivo	1	65.045.944
Profesional y Técnico	39	1.145.935.384
Administrativo	13	130.039.715
Personal Contratado	**12**	**199.500.000**
Profesional y Técnico	12	199.500.000
TOTAL	**65**	**1.540.521.043**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**8**	**157.530.874**
Jubilado	8	157.530.874
TOTAL	**8**	**157.530.874**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.318.348.122
4.02	Materiales, Suministros y Mercancías	84.248.000
4.03	Servicios no Personales	959.427.368
4.04	Activos Reales	302.996.250
4.05	Activos Financieros	780.101.513
4.07	Transferencias y Donaciones	258.456.933
4.08	Otros Gastos	1.034.308.000
4.11	Disminución de Pasivos	669.013.435
	TOTAL	**7.406.899.621**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.034.564.752**
Transferencias y Donaciones Corrientes	4.375.928.752
Del Sector Privado	845.867.028
Transferencias Corrientes Internas Recibidas del Sector Privado	845.867.028
De Empresas Privadas	845.867.028
Del Sector Público	3.530.061.724
Transferencias Corrientes Internas Recibidas del Sector Público	3.530.061.724
De los Entes Descentralizados con Fines Empresariales no Petroleros	3.530.061.724
Rentas de la Propiedad	658.636.000
Intereses	658.636.000
Intereses Internos	658.636.000
Intereses por Títulos-valores	658.636.000
B. Gastos Corrientes	**5.654.788.423**
Gastos de Consumo	5.396.331.490
Remuneraciones	3.318.348.122
Sueldos, Salarios y Otras Retribuciones	1.495.562.157
Beneficios y Complementos de Sueldos y Salarios	920.766.478
Aportes Patronales	355.941.897
Prestaciones Sociales y Otras Indemnizaciones	418.845.430
Asistencia Socioeconómica	16.693.050
Otros Gastos de Personal	110.539.110
Bienes y Servicios	1.043.675.368
Bienes de Consumo	84.248.000
Servicios no Personales	959.427.368
Depreciación y Amortización	1.034.308.000
Transferencias y Donaciones Corrientes	258.456.933
Al Sector Privado	258.456.933
Transferencias Corrientes al Sector Privado	258.456.933
Directas a Personas	258.456.933
Jubilaciones y Otros Beneficios Asociados	258.456.933
C. Resultado Económico:Ahorro/(Desahorro)	**(620.223.671)**
II. Cuenta Capital	
A. Ingresos de Capital	**414.084.329**
Recursos Propios de Capital	414.084.329
Desahorro en la Cuenta Corriente	(620.223.671)
Incremento de la Depreciación y Amortización Acumuladas	1.034.308.000
B. Gastos de Capital	**302.996.250**
Inversión Real Directa	302.996.250
Formación Bruta de Capital Fijo	302.996.250
Maquinaria, Equipos y Otros Bienes Muebles	302.996.250
C. Resultado Financiero:Superávit/(Déficit)	**111.088.079**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**1.449.114.948**
Disminución de la Inversión Financiera	1.338.026.869
Disminución de Otros Activos Financieros	1.338.026.869
Disminución de Disponibilidades	557.925.356
Disminución de Caja	557.925.356
Disminución de Cuentas por Cobrar a Corto Plazo	780.101.513
Disminución de Otras Cuentas por Cobrar a Corto Plazo	780.101.513
Superávit Financiero	111.088.079
B. Aplicaciones Financieras	**1.449.114.948**
Inversión Financiera	780.101.513
Incremento de Otros Activos Financieros	780.101.513
Incremento de Disponibilidades	780.101.513
Incremento de Bancos	780.101.513
Disminución de Pasivos	669.013.435
Disminución de Cuentas y Efectos por Pagar	669.013.435
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	669.013.435
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	217.315.046
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	366.067.114
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	85.631.275

A0418
Fundación Misión Ribas

FUNDACIÓN "MISIÓN RIBAS"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación "Misión Ribas", ente sin fines de lucro, adscrita al Ministerio de Energía y Petróleo, dotada de personalidad jurídica y creada mediante Decreto N° 3.048 de fecha 10 de Agosto de 2004, publicado en la G.O. N° 37.999 de fecha 11/08/2004, tiene por objeto apoyar el desarrollo de los proyectos contenidos en el plan extraordinario José Félix Ribas denominado "Misión Ribas", mediante la recaudación y administración de recursos necesarios para proporcionar a la población excluida, acceso y participación a un sistema educativo sin exclusión y de calidad, específicamente a nivel de bachillerato, que facilite su incorporación al aparato productivo, coadyuvando así al desarrollo y transformación del país.

Para el año 2006, la Fundación recibirá un aporte de Bs. 726.539,4 millones proveniente de Petróleos de Venezuela, S.A. (PDVSA) y que financiará el presupuesto de gastos de esta Institución en 99,8%.

La cobertura estará enmarcada a graduar 400.000 vencedores e incorporar 800.000, de los cuales 264.500 personas serán beneficiadas con becas e incentivos, así mismo se pretende capacitar y asesorar en la creación de cooperativas para el fortalecimiento de los núcleos de desarrollo endógenos a 600.000 vencedores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**726.539.423.896**
Transferencias y Donaciones Corrientes	726.539.423.896
Del Sector Público	726.539.423.896
Transferencias Corrientes Internas Recibidas del Sector Público	726.539.423.896
De los Entes Descentralizados con Fines Empresariales Petroleros	726.539.423.896
Ingresos de Capital	**618.403.333**
Recursos Propios de Capital	618.403.333
Incremento de la Depreciación y Amortización Acumuladas	618.403.333
Fuentes Financieras	**299.999.995**
Incremento de Pasivos	299.999.995
Incremento de Cuentas y Efectos por Pagar	299.999.995
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	299.999.995
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	299.999.995
TOTAL	**727.457.827.224**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**719.014.093.901**
Gastos de Consumo	45.195.690.564
Remuneraciones	3.879.921.538
Sueldos, Salarios y Otras Retribuciones	1.772.400.000
Beneficios y Complementos de Sueldos y Salarios	795.732.523
Aportes Patronales	173.400.000
Prestaciones Sociales y Otras Indemnizaciones	251.887.500
Asistencia Socioeconómica	886.501.515
Bienes y Servicios	40.697.365.693
Bienes de Consumo	17.004.035.619
Servicios no Personales	23.693.330.074
Depreciación y Amortización	618.403.333
Transferencias y Donaciones Corrientes	673.818.403.337
Al Sector Privado	673.818.403.337
Donaciones Corrientes al Sector Privado	673.818.403.337
Donaciones a Personas	673.818.403.337
Gastos de Capital	**7.723.733.332**
Inversión Real Directa	7.723.733.332
Formación Bruta de Capital Fijo	7.573.733.332
Maquinaria, Equipos y Otros Bienes Muebles	6.973.733.332
Construcciones de Bienes de Dominio Privado	600.000.000
Bienes Intangibles	150.000.000
Aplicaciones Financieras	**719.999.991**
Inversión Financiera	719.999.991
Incremento de Otros Activos Financieros	719.999.991
Incremento de Disponibilidades	719.999.991
Incremento de Caja	719.999.991
TOTAL	**727.457.827.224**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A0418	Misión Ribas	Alumno Atendido	800.000				705.134.275.199	705.134.275.199
	TOTAL						705.134.275.199	705.134.275.199

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores				2.645.886.338	2.645.886.338
02	Gestión Administrativa	918.403.328			18.759.262.359	19.677.665.687
	TOTAL	918.403.328			21.405.148.697	22.323.552.025

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Contratado	**106**	**1.734.000.000**
Directivo	8	310.800.000
Profesional y Técnico	64	1.017.600.000
Administrativo	34	405.600.000
TOTAL	**106**	**1.734.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.879.921.538
4.02	Materiales, Suministros y Mercancías	17.004.035.619
4.03	Servicios no Personales	23.693.330.074
4.04	Activos Reales	7.723.733.332
4.05	Activos Financieros	719.999.991
4.07	Transferencias y Donaciones	673.818.403.337
4.08	Otros Gastos	618.403.333
	TOTAL	**727.457.827.224**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**726.539.423.896**
Transferencias y Donaciones Corrientes	726.539.423.896
Del Sector Público	726.539.423.896
Transferencias Corrientes Internas Recibidas del Sector Público	726.539.423.896
De los Entes Descentralizados con Fines Empresariales Petroleros	726.539.423.896
Petróleos de Venezuela, S.A. (PDVSA)	726.539.423.896
B. Gastos Corrientes	**719.014.093.901**
Gastos de Consumo	45.195.690.564
Remuneraciones	3.879.921.538
Sueldos, Salarios y Otras Retribuciones	1.772.400.000
Beneficios y Complementos de Sueldos y Salarios	795.732.523
Aportes Patronales	173.400.000
Prestaciones Sociales y Otras Indemnizaciones	251.887.500
Asistencia Socioeconómica	886.501.515
Bienes y Servicios	40.697.365.693
Bienes de Consumo	17.004.035.619
Servicios no Personales	23.693.330.074
Depreciación y Amortización	618.403.333
Transferencias y Donaciones Corrientes	673.818.403.337
Al Sector Privado	673.818.403.337
Donaciones Corrientes al Sector Privado	673.818.403.337
Donaciones a Personas	673.818.403.337
C. Resultado Económico: ahorro/(Desahorro)	**7.525.329.995**
II. Cuenta Capital	
A. Ingresos de Capital	**8.143.733.328**
Recursos Propios de Capital	8.143.733.328
Ahorro en la Cuenta Corriente	7.525.329.995
Incremento de la Depreciación y Amortización Acumuladas	618.403.333
B. Gastos de Capital	**7.723.733.332**
Inversión Real Directa	7.723.733.332
Formación Bruta de Capital Fijo	7.573.733.332
Maquinaria, Equipos y Otros Bienes Muebles	6.973.733.332
Construcciones de Bienes de Dominio Privado	600.000.000
Bienes Intangibles	150.000.000
C. Resultado Financiero:Superávit/(Déficit)	**419.999.996**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**719.999.991**
Incremento de Pasivos	299.999.995
Incremento de Cuentas y Efectos por Pagar	299.999.995
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	299.999.995
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	299.999.995
Superávit Financiero	419.999.996
B. Aplicaciones Financieras	**719.999.991**
Inversión Financiera	719.999.991
Incremento de Otros Activos Financieros	719.999.991
Incremento de Disponibilidades	719.999.991
Incremento de Caja	719.999.991

A0900
Ente Nacional del Gas (ENAGAS)

ENTE NACIONAL DEL GAS (ENAGAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Ente Nacional del Gas (ENAGAS), se crea mediante Decreto N° 310 con Rango y Fuerza de Ley Orgánica de Hidrocarburos Gaseosos, publicada en la Gaceta Oficial N° 36.793 del 23 de septiembre de 1999.

Esta Institución es el instrumento del Estado que promueve el desarrollo y la competencia en el sector gas, conectándolo al sector productor de gas con los consumidores, abriendo los espacios necesarios para la incorporación de capital privado nacional e internacional, así como crear las condiciones necesarias de igualdad entre los actores privados y públicos, velando por los derechos de los usuarios bajo normas y reglas definidas, que incentiven el desarrollo y los negocios del gas, en un ambiente de confianza, seguridad y competencia, relacionados con las actividades de transporte y distribución, para lo cual ejecutará proyectos vinculados con la fijación de precios y tarifas del gas, certificación de empresas, regulación, control y permisología.

Para el logro de estas actividades, ENAGAS dispondrá de un presupuesto para el año 2006 por el monto de Bs. 6.810,7 millones, distribuidos de la siguiente manera: Bs. 4.300,3 millones para la ejecución de treinta y un (31) proyectos y Bs. 2.510,4 millones para acciones centralizadas; el financiamiento provendrá en 85,4%, es decir, Bs. 5.815,2 millones de transferencia otorgada por el Ministerio de Energía y Petróleo y 14,6%, Bs. 995,5 millones de recursos propios.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**5.815.200.000**
Transferencias y Donaciones Corrientes	5.815.200.000
Del Sector Público	5.815.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	5.815.200.000
De la República	5.815.200.000
Ingresos de Capital	**115.200.000**
Recursos Propios de Capital	115.200.000
Incremento de la Depreciación y Amortización Acumuladas	115.200.000
Fuentes Financieras	**880.296.946**
Disminución de la Inversión Financiera	880.296.946
Disminución de Otros Activos Financieros	880.296.946
Disminución de Disponibilidades	880.296.946
Disminución de Inversiones Temporales	880.296.946
TOTAL	**6.810.696.946**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**6.538.896.946**
Gastos de Consumo	6.480.573.748
Remuneraciones	5.235.671.380
Sueldos, Salarios y Otras Retribuciones	1.675.181.520
Beneficios y Complementos de Sueldos y Salarios	2.421.979.189
Aportes Patronales	365.765.905
Prestaciones Sociales y Otras Indemnizaciones	557.544.766
Asistencia Socioeconómica	173.200.000
Otros Gastos de Personal	42.000.000
Bienes y Servicios	1.087.702.368
Bienes de Consumo	121.782.365
Servicios no Personales	965.920.003
Impuestos Indirectos	42.000.000
Depreciación y Amortización	115.200.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Transferencias y Donaciones Corrientes	58.323.198
Al Sector Privado	58.323.198
Transferencias Corrientes al Sector Privado	46.323.198
Directas a Personas	46.323.198
Jubilaciones y Otros Beneficios Asociados	46.323.198
Donaciones Corrientes al Sector Privado	12.000.000
Donaciones a Personas	12.000.000
Gastos de Capital	**175.800.000**
Inversión Real Directa	175.800.000
Formación Bruta de Capital Fijo	175.800.000
Maquinaria, Equipos y Otros Bienes Muebles	127.800.000
Bienes Preexistentes	48.000.000
Aplicaciones Financieras	**96.000.000**
Disminución de Pasivos	96.000.000
Disminución de Cuentas y Efectos por Pagar	96.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	96.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	96.000.000
TOTAL	**6.810.696.946**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Eng1010	Proyecto de Reforma del Reglamento de la Ley Orgánica de Hidrocarburos Gaseosos	Documento	1	27.901.215	32.618.559			60.519.774
Eng1020	Reforma de la Ley Orgánica de Hidrocarburos Gaseosos	Documento	1	27.901.214	32.618.559			60.519.773
Eng1030	Diseño de Organismo Nacional Regulador Energético Para el Sector de Hidrocarburos Gaseosos y Electricidad	Documento	1	41.732.007	48.787.766			90.519.773
Eng1040	Manual de Procedimientos de Solución de Controversias Para los Participantes en la Industria del Gas en Venezuela	Documento	1	27.901.214	32.618.559			60.519.773
Eng1050	Estudio de Negociaciones de los Proyectos Energéticos Colombia - Venezuela	Informe	4	44.498.169	52.021.610			96.519.779
Eng1060	Elaboración de Herramienta de Consulta Pública de los Instrumentos Normativos del Sector Gas en Venezuela	Informe	5	27.901.214	32.618.559			60.519.773
Eng1070	Evaluación Técnica-jurídica de Contratos, Licencias y Perisologias del Sector Gas	Informe	56	27.901.214	32.618.560			60.519.774
Eng8010	Migración de Plataforma a Software Libre	Sistema	1	24.000.000	212.666.189			236.666.189
Eng5010	Fortalecer la Presencia e Imagen Institucional de ENAGAS	Publicación	20	40.496.070	145.674.015			186.170.085
Eng9010	Apoyo Institucional de Personal	Persona	12		1.526.691.827			1.526.691.827
Eng7010	Captación e Ingreso de Personal Fijo y Contratado de ENAGAS	Informe	4	11.974.336	9.398.632			21.372.968
Eng7020	Plan de Adiestramiento y Capacitación del Personal de ENAGAS	Informe	4	87.081.964	68.350.456			155.432.420
Eng7030	Plan de Jubilación Para el Personal de ENAGAS	Documento	1	11.974.336	9.398.632			21.372.968
Eng7040	Política de Compensación por Evaluación de Desempeño Para el Personal de ENAGAS	Informe	2	17.961.504	14.097.948			32.059.452

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Eng4010	Control y Seguimiento de Proyecto de Plantas de Llenado de GLP	Informe	4	1.527.985	56.822.919			58.350.904
Eng4020	Coordinación de Mesas Técnicas de Energía, Sector Gas	Informe	6	2.462.847	91.588.661			94.051.508
Eng4030	Servicio de Atención al Publico, Sector Gas	Persona	50	5.609.168	208.594.452			214.203.620
Eng3010	Valoración Contable y Financiera de las Inversiones en la Industria del Gas Natural	Informe	2	14.841.067	29.502.632			44.343.699
Eng3020	Análisis y Revisión de Relaciones de Negocios Entre las Operadoras de Gas Natural, Proveedores y Clientes	Informe	16	49.710.783	98.820.313			148.531.096
Eng3030	Definición de Criterios Económicos y Financieros de Referencia Para Contratos de Servicios en la Industria del Gas Natural	Documento	3	14.841.067	29.502.632			44.343.699
Eng3040	Implementación de Resolución Sobre Contabilidad Regulatoria	Documento	1	54.731.023	108.800.073			163.531.096
Eng3050	Actualización de la Estructura de Precios y Tarifas del Gas Natural	Documento	3	29.682.135	59.005.263			88.687.398
Eng3060	Actualización de las Metodologías Tarifarias de Transporte de Gas Natural	Documento	2	29.682.135	59.005.263			88.687.398
Eng2010	Auditoria Técnica de Campos de Producción de Gas Natural	Informe	2	31.173.802	51.739.330			82.913.132
Eng2020	Auditoria Técnica de los Sistemas de Transporte y Distribución de Gas Natural	Informe	2	31.173.802	51.739.330			82.913.132
Eng2030	Coordinación del Proyecto de Nueva Infraestructura de Transporte de Gas Natural	Documento	2	31.173.802	51.739.330			82.913.132
Eng2040	Lineamientos Para el Aprovechamiento del Gas Natural Costa Afuera Dirigido al Mercado Interno	Documento	1	31.173.802	51.739.330			82.913.132
Eng2050	Evaluación Ambiental de la Infraestructura Actual y de Nuevos Proyectos del Sector Gas	Informe	3	31.173.802	51.739.330			82.913.132

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Eng2060	Control y Seguimiento de Proyectos de los Sistemas de Transporte de Gas ICO y Barbacoas-Margarita	Informe	2	31.173.802	51.739.330			82.913.132
Eng2070	Lineamientos Técnicos-económicos del Proyecto de Gasoducto Binacional Pto. Ordaz -Boa Vista (Brasil)	Documento	1	39.767.665	66.002.611			105.770.276
Eng2080	Coordinación del Proyecto Plan Nacional de Gasificación	Documento	1	31.173.802	51.739.330			82.913.132
	TOTAL			**880.296.946**	**3.420.000.000**			**4.300.296.946**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.467.974.433			1.467.974.433
02	Gestión Administrativa	115.200.000	880.902.369			996.102.369
03	Previsión y Protección Social		46.323.198			46.323.198
	TOTAL	**115.200.000**	**2.395.200.000**			**2.510.400.000**

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**59**	**1.772.800.142**
Directivo	12	829.956.240
Profesional y Técnico	33	797.552.942
Administrativo	7	94.286.160
Obrero	7	51.004.800
Personal Contratado	**8**	**205.200.000**
Profesional y Técnico	8	205.200.000
TOTAL	**67**	**1.978.000.142**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1**	**30.882.135**
Jubilado	1	30.882.135
TOTAL	**1**	**30.882.135**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	5.235.671.380
4.02	Materiales, Suministros y Mercancías	121.782.365
4.03	Servicios no Personales	1.007.920.003
4.04	Activos Reales	175.800.000
4.07	Transferencias y Donaciones	58.323.198
4.08	Otros Gastos	115.200.000
4.11	Disminución de Pasivos	96.000.000
	TOTAL	**6.810.696.946**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.815.200.000**
Transferencias y Donaciones Corrientes	5.815.200.000
Del Sector Público	5.815.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	5.815.200.000
De la República	5.815.200.000
Ministerio de Energía y Petróleo	
Recursos Ordinarios	
Gastos de Funcionamiento	5.815.200.000
B. Gastos Corrientes	**6.538.896.946**
Gastos de Consumo	6.480.573.748
Remuneraciones	5.235.671.380
Sueldos, Salarios y Otras Retribuciones	1.675.181.520
Beneficios y Complementos de Sueldos y Salarios	2.421.979.189
Aportes Patronales	365.765.905
Prestaciones Sociales y Otras Indemnizaciones	557.544.766
Asistencia Socioeconómica	173.200.000
Otros Gastos de Personal	42.000.000
Bienes y Servicios	1.087.702.368
Bienes de Consumo	121.782.365
Servicios no Personales	965.920.003
Impuestos Indirectos	42.000.000
Depreciación y Amortización	115.200.000
Transferencias y Donaciones Corrientes	58.323.198
Al Sector Privado	58.323.198
Transferencias Corrientes al Sector Privado	46.323.198
Directas a Personas	46.323.198
Jubilaciones y Otros Beneficios Asociados	46.323.198
Donaciones Corrientes al Sector Privado	12.000.000
Donaciones a Personas	12.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**(723.696.946)**
II. Cuenta Capital	
A. Ingresos de Capital	**(608.496.946)**
Recursos Propios de Capital	(608.496.946)
Desahorro en la Cuenta Corriente	(723.696.946)
Incremento de la Depreciación y Amortización Acumuladas	115.200.000
B. Gastos de Capital	**175.800.000**
Inversión Real Directa	175.800.000
Formación Bruta de Capital Fijo	175.800.000
Maquinaria, Equipos y Otros Bienes Muebles	127.800.000
Bienes Preexistentes	48.000.000
C. Resultado Financiero:Superávit/(Déficit)	**(784.296.946)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**880.296.946**
Disminución de la Inversión Financiera	880.296.946
Disminución de Otros Activos Financieros	880.296.946
Disminución de Disponibilidades	880.296.946
Disminución de Inversiones Temporales	880.296.946
B. Aplicaciones Financieras	**880.296.946**
Disminución de Pasivos	96.000.000
Disminución de Cuentas y Efectos por Pagar	96.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	96.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	96.000.000
Déficit Financiero	784.296.946

46
Ministerio de la Cultura

A0002
Instituto Autónomo Biblioteca Nacional y de
Servicios de Bibliotecas

INSTITUTO AUTÓNOMO BIBLIOTECA NACIONAL Y DE SERVICIOS DE BIBLIOTECAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Los lineamientos de la Política Presupuestaria del Instituto para el año 2006, se orientan al cumplimiento de las metas establecidas en el Plan Operativo Anual Institucional en sincronía con las Líneas Generales del Plan de DesarrolloEconómico y Social de la Nación 2001-2007 y los Diez (10) objetivos estratégicos que conforman el nuevo Mapa estratégico definido por el alto Gobierno.

Por otra parte, la Biblioteca Nacional y su Red de Bibliotecas Públicas en todo el país seguirá participando activamente en los programas sociales que adelanta e implementa el estado, orientando sus acciones ha beneficiar a la población en cuanto a sus necesidades de información y conocimiento, apoyando a las misiones: Robinson I y II, Ribas y Sucre, Barrio Adentro, Vuelvan Caras y Misión cultura entre otras. El apoyo a través de los espacios y funcionarios voluntarios de las Bibliotecas Públicas de la Red Metropolitana y la Biblioteca Nacional en su sede Foro Libertador en la concreción del Plan de Alfabetización y la incorporación a las nuevas etapas de las propuestas educativas que está desarrollando el Gobierno Bolivariano de Venezuela.

Para el Ejercicio Fiscal 2006 la Biblioteca Nacional emprenderá una nueva etapa en el área de promoción de la lectura a través del Proyecto Sistema Nacional de Promoción de la Lectura. En este contexto se estima la creación de 4.000 Círculos de lectura en cinco (5) Municipios de cinco (5) Estados en el Territorio Nacional: Mérida, Cojedes, Monagas, Apure y Distrito Capital cuyo objetivo principal es fomentar el hábito de la lectura en la población venezolana, a través de la capacitación y preparación de sesenta (60) promotores de lectura que impulsarán el acceso a los libros contribuyendo al desarrollo del individuo dentro de la sociedad e invitándolo a participar activa, crítica y comprometidamente en todos los procesos de cambio que actualmente vive el país.

El Presupuesto del Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas fue formulado con una nueva técnica inédita presupuestaria a petición del Ejecutivo Nacional divididas en acciones centralizadas y proyectos que se discriminan a continuación:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas	18.672.865.245
Proyectos:	27.511.908.300
IABN001 -Fortalecimiento de la Biblioteca Nacional y Bibliotecas Públicas como Plataforma Cultural al Servicio de las Comunidades y Usuarios	26.461.908.300
IABN002 -Sistema Nacional de Promoción de la Lectura	600.000.000
IABN003 -Fortalecimiento de la Casa Nuestra América José Martí como Agente Receptor y Difusor de Cultura	450.000.000
TOTAL	**46.184.773.545**

Con esta Técnica el presupuesto de ingresos de la Biblioteca Nacional se sitúa en Bs. 46.184,8 millones, discriminados en Bs. 41.200,4 millones provenientes de transferencias corrientes del ejecutivo nacional; Bs. 157,8 millones por venta de servicios (alquiler de sala, reproducción, catálogo, venta de diskette, entre otros) Bs. 219,1 millones de otros ingresos de operación, Bs. 394,4 millones de depreciación y Bs. 4.213,1 millones de recursos financieros (disminución de caja y bancos, disminución de otros activos financieros y disminución de inversiones temporales).

El presupuesto de gastos para el año 2006 asciende a Bs. 46.184,8 millones, distribuidos en: gastos corrientes Bs. 41.787,0 millones; y gastos de capital Bs. 4.397,8 millones.

Los resultados económicos y financieros proyectados indican un desahorro por Bs. 209.7 millones en la cuenta corriente y un déficit de Bs. 4.213,1 millones en la cuenta capital, que será cubierto con la disminución de inversiones financieras.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**41.577.319.914**
Transferencias y Donaciones Corrientes	41.200.400.000
Del Sector Público	41.200.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	41.200.400.000
De la República	41.200.400.000
Venta de Bienes y Servicios de las Administraciones Publicas	157.840.267
Venta de Bienes	157.840.267
Ingresos de Operación	219.079.647
Otros Ingresos de Operación	219.079.647
Ingresos de Capital	**394.350.827**
Recursos Propios de Capital	394.350.827
Incremento de la Depreciación y Amortización Acumuladas	394.350.827
Fuentes Financieras	**4.213.102.804**
Disminución de la Inversión Financiera	4.213.102.804
Disminución de Otros Activos Financieros	4.213.102.804
Disminución de Disponibilidades	4.213.102.804
Disminución de Bancos	550.536.882
Disminución de Inversiones Temporales	3.662.565.922
TOTAL	**46.184.773.545**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**41.787.033.664**
Gastos de Consumo	38.103.065.416
Remuneraciones	33.217.580.915
Sueldos, Salarios y Otras Retribuciones	33.217.580.915
Bienes y Servicios	4.491.133.674
Bienes de Consumo	723.657.999
Servicios no Personales	3.767.475.675
Depreciación y Amortización	394.350.827
Transferencias y Donaciones Corrientes	3.683.968.248
Al Sector Privado	3.622.606.328
Transferencias Corrientes al Sector Privado	3.622.606.328
Directas a Personas	3.622.606.328
Pensiones y Otros Beneficios Asociados	966.032.143
Jubilaciones y Otros Beneficios Asociados	2.656.574.185
Al Sector Público	61.361.920
Transferencias Corrientes al Sector Público	60.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	60.000.000
Donaciones Corrientes al Sector Público	1.361.920
A los Entes Descentralizados sin Fines Empresariales	1.361.920
Gastos de Capital	**4.397.739.881**
Inversión Real Directa	4.397.739.881
Formación Bruta de Capital Fijo	3.489.276.650
Maquinaria, Equipos y Otros Bienes Muebles	3.489.276.650
Bienes Intangibles	908.463.231
TOTAL	**46.184.773.545**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
labn001	Fortalecimiento de la Biblioteca Nacional y Bibliotecas Públicas como Plataforma Cultural al Servicio de las Comunidades y Usuarios	Usuario Atendido	12.757.456	4.370.943.071	21.477.534.755		613.430.474	26.461.908.300
labn003	Sistema Nacional de Promoción de la Lectura	Reunión/Equipo	4.000		600.000.000			600.000.000
labn004	Fortalecimiento de la Casa Nuestra América José Martí como Agente Receptor y Difusor de Cultura	Evento	48		450.000.000			450.000.000
	TOTAL			4.370.943.071	22.527.534.755		613.430.474	27.511.908.300

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		12.302.509.425			12.302.509.425
02	Gestión Administrativa		2.747.749.492			2.747.749.492
03	Previsión y Protección Social		3.622.606.328			3.622.606.328
	TOTAL		18.672.865.245			18.672.865.245

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.178**	**11.357.946.939**
Directivo	96	1.948.247.160
Profesional y Técnico	517	5.697.659.760
Administrativo	328	2.110.956.672
Obrero	237	1.601.083.347
Personal Contratado	**94**	**608.474.642**
Profesional y Técnico	94	608.474.642
TOTAL	**1.272**	**11.966.421.581**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**179**	**1.301.321.625**
Jubilado	117	925.117.642
Pensionado	62	376.203.983
Obrero	**44**	**213.840.000**
Jubilado	44	213.840.000
TOTAL	**223**	**1.515.161.625**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	33.217.580.915
4.02	Materiales, Suministros y Mercancías	723.657.999
4.03	Servicios no Personales	3.767.475.675
4.04	Activos Reales	4.397.739.881
4.07	Transferencias	3.683.968.248
4.08	Otros Gastos	394.350.827
	TOTAL	**46.184.773.545**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**41.577.319.914**
Transferencias y Donaciones Corrientes	41.200.400.000
Del Sector Público	41.200.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	41.200.400.000
De la República	41.200.400.000
Venta de Bienes y Servicios de las Administraciones Publicas	157.840.267
Venta de Bienes	157.840.267
Ingresos de Operación	219.079.647
Otros Ingresos de Operación	219.079.647
B. Gastos Corrientes	**41.787.033.664**
Remuneraciones	33.217.580.915
Sueldos, Salarios y Otras Retribuciones	33.217.580.915
Bienes y Servicios	4.491.133.674
Bienes de Consumo	723.657.999
Servicios no Personales	3.767.475.675
Depreciación y Amortización	394.350.827
Transferencias y Donaciones Corrientes	3.683.968.248
Al Sector Privado	3.622.606.328
Transferencias Corrientes al Sector Privado	3.622.606.328
Directas a Personas	3.622.606.328
Pensiones y Otros Beneficios Asociados	966.032.143
Jubilaciones y Otros Beneficios Asociados	2.656.574.185
Al Sector Público	61.361.920
Transferencias Corrientes al Sector Público	60.000.000
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	60.000.000
Donaciones Corrientes al Sector Público	1.361.920
A los Entes Descentralizados sin Fines Empresariales	1.361.920
C. Resultado Económico: Desahorro	**(209.713.750)**
II. Cuenta Capital	
A. Ingresos de Capital	**184.637.077**
Recursos Propios de Capital	184.637.077
Desahorro en la Cuenta Corriente	(209.713.750)
Incremento de la Depreciación y Amortización Acumuladas	394.350.827
B. Gastos de Capital	**4.397.739.881**
Inversión Real Directa	4.397.739.881
Formación Bruta de Capital Fijo	3.489.276.650
Maquinaria, Equipos y Otros Bienes Muebles	3.489.276.650
Bienes Intangibles	908.463.231
C. Resultado Financiero: Déficit	**(4.213.102.804)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**4.213.102.804**
Disminución de la Inversión Financiera	4.213.102.804
Disminución de Otros Activos Financieros	4.213.102.804
Disminución de Disponibilidades	4.213.102.804
Disminución de Bancos	550.536.882
Disminución de Inversiones Temporales	3.662.565.922
B. Aplicaciones Financieras	**4.213.102.804**
Resultado Financiero: Déficit	4.213.102.804

A0012

Consejo Nacional de la Cultura (CONAC)

CONSEJO NACIONAL DE LA CULTURA (CONAC)

POLITICA PRESUPUESTARIA PARA EL AÑO 2006

El Consejo Nacional de la Cultura (CONAC), tiene como objetivo principal el fortalecimiento de la gestión cultural en las comunidades, la cooperación e integración cultural en los escenarios internacionales, la difusión y promoción masiva a nivel nacional de los servicios culturales a través de los medios impresos y radiales, el reconocimiento al talento artístico y creativo y el fortalecimiento de la acción cultural en el sistema educativo. Para ello se implementó un conjunto de proyectos alineados al proceso de cambio del país, con miras a la generación de empleos y mayor participación de los ciudadanos en el hecho cultural, para contribuir con el desarrollo social y económico.

A continuación cuadro resumen de los recursos asignados a la acciones Centralizadas y los Proyectos:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLIVARES)
Acciones Centralizadas:	**25.727.400.359**
Proyectos:	**60.221.900.000**
CONAC01-Presencia Cultural Venezolana en el Exterior	4.000.000.000
CONAC02-Gestión Cultural Para la Atención de los Municipios mas Pobres	31.400.000.000
CONAC03-Fortalecimiento a la Gestión Comunicacional	4.492.260.000
CONAC04-Reconocimiento al Talento Artístico y Creativo	3.929.640.000
CONAC05-Sistema de Educación Para las Artes	13.400.000.000
CONAC06-Financiamiento a Instituciones Culturales del Sector Publico	3.000.000.000
TOTAL	85.949.300.359

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**80.401.800.000**
Transferencias y Donaciones Corrientes	80.101.800.000
Del Sector Público	80.101.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	80.101.800.000
De la República	80.101.800.000
Rentas de la Propiedad	300.000.000
Intereses	300.000.000
Intereses Internos	300.000.000
Intereses por Depósitos	300.000.000
Ingresos de Capital	**1.500.000.000**
Recursos Propios de Capital	1.500.000.000
Incremento de la Depreciación y Amortización Acumuladas	1.500.000.000
Fuentes Financieras	**4.047.500.359**
Disminución de la Inversión Financiera	4.047.500.359
Disminución de Otros Activos Financieros	4.047.500.359
Disminución de Disponibilidades	4.047.500.359
Disminución de Caja	4.047.500.359
TOTAL	**85.949.300.359**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**80.059.687.045**
Gastos de Consumo	69.480.418.635
Remuneraciones	36.236.286.436
Sueldos, Salarios y Otras Retribuciones	10.631.998.009
Beneficios y Complementos de Sueldos y Salarios	14.708.028.471
Aportes Patronales	1.460.066.498
Prestaciones Sociales y Otras Indemnizaciones	2.648.778.133
Asistencia Socioeconómica	6.475.111.233
Otros Gastos de Personal	312.304.092
Bienes y Servicios	31.744.132.199
Bienes de Consumo	10.994.165.693
Servicios no Personales	20.749.966.506
Depreciación y Amortización	1.500.000.000
Transferencias y Donaciones Corrientes	10.579.268.410
Al Sector Privado	7.507.268.410
Transferencias Corrientes al Sector Privado	7.507.268.410
Directas a Personas	7.507.268.410
Pensiones y Otros Beneficios Asociados	1.224.585.283
Jubilaciones y Otros Beneficios Asociados	4.317.863.127
Otras Transferencias Directas a Personas	1.964.820.000
Al Sector Público	2.922.000.000
Transferencias Corrientes al Sector Público	2.922.000.000
Al Poder Municipal	2.922.000.000
Al Sector Externo	150.000.000
Transferencias Corrientes al Exterior	150.000.000
A Organismos Internacionales	150.000.000
Gastos de Capital	**1.542.112.955**
Inversión Real Directa	1.542.112.955
Formación Bruta de Capital Fijo	1.537.357.643
Maquinaria, Equipos y Otros Bienes Muebles	1.537.357.643
Bienes Intangibles	4.755.312
Aplicaciones Financieras	**4.347.500.359**
Disminución de Pasivos	4.347.500.359
Disminución de Cuentas y Efectos por Pagar	4.347.500.359
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.847.500.359
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	100.500.359
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	700.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	1.047.000.000
Disminución de Otras Cuentas y Efectos por Pagar	2.500.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	2.500.000.000
TOTAL	**85.949.300.359**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Conac01	Presencia Cultural Venezolana en el Exterior	Evento	58		4.000.000.000			4.000.000.000
Conac02	Gestión Cultural Para la Atención de los Municipios mas Pobres	Proyecto	260		31.400.000.000			31.400.000.000
Conac03	Fortalecimiento a la Gestión Comunicacional	Publicación	886		4.492.260.000			4.492.260.000
Conac04	Reconocimiento al Talento Artístico y Creativo	Apoyo	271		3.929.640.000			3.929.640.000
Conac05	Sistema de Educación Para las Artes	Proceso Administrado	8.550		13.400.000.000			13.400.000.000
Conac06	Financiamiento a Instituciones Culturales del Sector Público	Convenio	28		3.000.000.000			3.000.000.000
	TOTAL				60.221.900.000			60.221.900.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		13.013.684.691			13.013.684.691
02	Gestión Administrativa		1.323.766.899		5.847.500.359	7.171.267.258
03	Previsión y Protección Social		5.542.448.410			5.542.448.410
06	Otras					
	TOTAL		19.879.900.000		5.847.500.359	25.727.400.359

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**534**	**6.434.563.115**
Directivo	51	1.340.983.919
Profesional y Técnico	175	2.605.528.618
Administrativo	155	1.261.682.372
Obrero	153	1.226.368.206
Personal Fijo a Tiempo Parcial	**418**	**2.399.968.600**
Docente	418	2.399.968.600
Personal Contratado	**132**	**1.579.999.036**
Profesional y Técnico	94	1.374.770.824
Administrativo	36	201.217.608
Docente	2	4.010.604
TOTAL	**1.084**	**10.414.530.751**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**332**	**2.604.213.025**
Jubilado	239	1.956.372.075
Pensionado	93	647.840.950
Obrero	**88**	**726.215.498**
Jubilado	88	726.215.498
TOTAL	**420**	**3.330.428.523**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	36.236.286.436
4.02	Materiales, Suministros y Mercancías	10.994.165.693
4.03	Servicios no Personales	20.749.966.506
4.04	Activos Reales	1.542.112.955
4.07	Transferencias y Donaciones	10.579.268.410
4.08	Otros Gastos	1.500.000.000
4.11	Disminución de Pasivos	4.347.500.359
	TOTAL	**85.949.300.359**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**80.401.800.000**
Transferencias y Donaciones Corrientes	80.101.800.000
Del Sector Público	80.101.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	80.101.800.000
De la República	80.101.800.000
Rentas de la Propiedad	300.000.000
Intereses	300.000.000
Intereses Internos	300.000.000
Intereses por Depósitos	300.000.000
B. Gastos Corrientes	**80.059.687.045**
Gastos de Consumo	69.480.418.635
Remuneraciones	36.236.286.436
Sueldos, Salarios y Otras Retribuciones	10.631.998.009
Beneficios y Complementos de Sueldos y Salarios	14.708.028.471
Aportes Patronales	1.460.066.498
Prestaciones Sociales y Otras Indemnizaciones	2.648.778.133
Asistencia Socioeconómica	6.475.111.233
Otros Gastos de Personal	312.304.092
Bienes y Servicios	31.744.132.199
Bienes de Consumo	10.994.165.693
Servicios no Personales	20.749.966.506
Depreciación y Amortización	1.500.000.000
Transferencias y Donaciones Corrientes	10.579.268.410
Al Sector Privado	7.507.268.410
Transferencias Corrientes al Sector Privado	7.507.268.410
Directas a Personas	7.507.268.410
Pensiones y Otros Beneficios Asociados	1.224.585.283
Jubilaciones y Otros Beneficios Asociados	4.317.863.127
Otras Transferencias Directas a Personas	1.964.820.000
Al Sector Público	2.922.000.000
Transferencias Corrientes al Sector Público	2.922.000.000
Al Poder Municipal	2.922.000.000
Al Sector Externo	150.000.000
Transferencias Corrientes al Exterior	150.000.000
A Organismos Internacionales	150.000.000
C. Resultado Económico: Ahorro	**342.112.955**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**1.842.112.955**
Recursos Propios de Capital	1.842.112.955
Ahorro en la Cuenta Corriente	342.112.955
Incremento de la Depreciación y Amortización Acumuladas	1.500.000.000
B. Gastos de Capital	**1.542.112.955**
Inversión Real Directa	1.542.112.955
Formación Bruta de Capital Fijo	1.537.357.643
Maquinaria, Equipos y Otros Bienes Muebles	1.537.357.643
Bienes Intangibles	4.755.312
C. Resultado Financiero: Superávit	**300.000.000**
III. Cuenta Financiera	
A..Fuentes Financieras	**4.347.500.359**
Disminución de la Inversión Financiera	4.047.500.359
Disminución de Otros Activos Financieros	4.047.500.359
Disminución de Disponibilidades	4.047.500.359
Disminución de Caja	4.047.500.359
Superávit Financiero	300.000.000
B. Aplicaciones Financieras	**4.347.500.359**
Disminución de Pasivos	4.347.500.359
Disminución de Cuentas y Efectos por Pagar	4.347.500.359
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.847.500.359
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	100.500.359
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	700.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	1.047.000.000
Disminución de Otras Cuentas y Efectos por Pagar	2.500.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	2.500.000.000

A0062
Instituto Universitario de Estudios Musicales

INSTITUTO UNIVERSITARIO DE ESTUDIOS MUSICALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Estudios Musicales (IUDEM), tiene como misión formar profesionales de la música que contribuyan con el desarrollo de la cultura musical del país, con la transformación de la sociedad venezolana y la motivación dentro de un modelo académico de creación de bienes culturales musicales.

Para el Ejercicio Fiscal 2006 el Instituto Universitario de Estudios Musicales realizará las siguientes actividades:

- Continuará el proceso de formación y enseñanza musical, en concordancia con el plan de estudios de la Licenciatura en Música en las menciones de Composición, Ejecución Instrumental, Musicología, Educación Musical, Dirección Orquestal y Canto Lírico y Etnomusicología.
- Proseguirá con el Programa de Profesionalización de la Música (PROMUSICA), en las Orquestas del Interior del país.
- Consolidará las Actividades de Extensión y Producción e Investigación.
- Ejecutará los proyectos previstos en las áreas de Formación, Difusión e investigación

El Presupuesto de este Instituto fue formulado en acciones centralizadas y proyectos que se discriminan a continuación:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLIVARES)
Acciones Centralizadas	2.059.040.000
Proyectos:	2.680.000.000
Iudem01 –Formación y Capacitación en las Artes Escénicas y Musicales	2.241.500.00
Iudmt02 –Fomento de la Investigación y Documentación en las Artes Escénicas y Musicales	341.000.000
Iudem03 –Consolidación del Sistema de Producción y Divulgación de las Artes Escénicas en el Territorio Nacional	97.500.000
TOTAL	**4.739.040.000**

Con esta Técnica el presupuesto del Instituto, contemplan recursos por Bs. 4.500.0 millones provenientes de transferencias corrientes del Sector Público, Bs. 174,0 millones por Ingresos Propios (Matricula de inscripción); Bs. 5,0 millones de intereses por colocaciones bancarias y Bs. 60,0 millones por concepto de depreciación.

El presupuesto de gastos alcanza un monto de Bs. 4.739,0 millones, distribuidos en: gastos corrientes Bs. 3.946,9 millones; gastos de capital por Bs. 553,2 millones y aplicaciones financieras por Bs. 239,0 millones.

El resultado económico y financiero del Instituto presenta un ahorro de Bs. 732,2 millones y un superávit de Bs. 239,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**4.679.040.000**
Transferencias y Donaciones Corrientes	4.500.000.000
Del Sector Público	4.500.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.500.000.000
De los Entes Descentralizados sin Fines Empresariales	4.500.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	174.000.000
Venta de Servicios	174.000.000
Rentas de la Propiedad	5.040.000
Intereses	5.040.000
Intereses Internos	5.040.000
Intereses por Depósitos	5.040.000
Ingresos de Capital	**60.000.000**
Recursos Propios de Capital	60.000.000
Incremento de la Depreciación y Amortización Acumuladas	60.000.000
TOTAL	**4.739.040.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.946.850.000**
Gastos de Consumo	3.924.520.408
Remuneraciones	2.875.114.596
Sueldos, Salarios y Otras Retribuciones	959.034.355
Beneficios y Complementos de Sueldos y Salarios	1.150.228.110
Aportes Patronales	149.035.327
Prestaciones Sociales y Otras Indemnizaciones	277.583.264
Asistencia Socioeconómica	326.583.540
Otros Gastos de Personal	12.650.000
Bienes y Servicios	989.405.812
Bienes de Consumo	238.753.818
Servicios no Personales	750.651.994
Depreciación y Amortización	60.000.000
Transferencias y Donaciones Corrientes	22.329.592
Al Sector Privado	22.329.592
Transferencias Corrientes al Sector Privado	11.079.592
Directas a Personas	11.079.592
Jubilaciones y Otros Beneficios Asociados	11.079.592
Donaciones Corrientes al Sector Privado	11.250.000
Donaciones a Personas	11.250.000
Gastos de Capital	**553.150.000**
Inversión Real Directa	553.150.000
Formación Bruta de Capital Fijo	553.150.000
Maquinaria, Equipos y Otros Bienes Muebles	553.150.000
Aplicaciones Financieras	**239.040.000**
Inversión Financiera	239.040.000
Incremento de Otros Activos Financieros	239.040.000
Incremento de Disponibilidades	239.040.000
Incremento de Bancos	239.040.000
TOTAL	**4.739.040.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Iudem01	Formación y Capacitación en las Artes Escénicas y Musicales	Curso	43		2.241.500.000			2.241.500.000
Iudem02	Fomento de la Investigación y Documentación en Artes Escénicas y Musicales	Investigación	149		341.000.000			341.000.000
Iudem03	Consolidación del Sistema de Producción y Divulgación de las Artes Escénicas y Musicales en Todo el Territorio Nacional	Evento	224		97.500.000			97.500.000
	TOTAL				2.680.000.000			2.680.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.027.994.455			1.027.994.455
02	Gestión Administrativa	179.040.000	780.925.953		60.000.000	1.019.965.953
03	Previsión y Protección Social		11.079.592			11.079.592
	TOTAL	179.040.000	1.820.000.000		60.000.000	2.059.040.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**37**	**557.242.085**
Directivo	3	85.171.639
Profesional y Técnico	12	177.944.357
Administrativo	3	23.671.976
Docente	9	164.168.721
De Investigación	2	46.770.900
Obrero	8	59.514.492
Personal Fijo a Tiempo Parcial	**62**	**161.062.730**
Docente	62	161.062.730
Personal Contratado	**31**	**333.675.260**
Profesional y Técnico	3	31.672.434
Docente	25	280.219.942
Obrero	3	21.782.884
TOTAL	**130**	**1.051.980.075**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1**	**7.392.847**
Jubilado	1	7.392.847
TOTAL	**1**	**7.392.847**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.875.114.596
4.02	Materiales, Suministros y Mercancías	238.753.818
4.03	Servicios no Personales	750.651.994
4.04	Activos Reales	553.150.000
4.05	Activos Financieros	239.040.000
4.07	Transferencias	22.329.592
4.08	Otros Gastos	60.000.000
	TOTAL	**4.739.040.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.679.040.000**
Transferencias y Donaciones Corrientes	4.500.000.000
Del Sector Público	4.500.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.500.000.000
De los Entes Descentralizados sin Fines Empresariales	4.500.000.000
-Recursos Ordinarios	4.500.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	174.000.000
Venta de Servicios	174.000.000
Rentas de la Propiedad	5.040.000
Intereses	5.040.000
Intereses Internos	5.040.000
Intereses por Depósitos	5.040.000
B. Gastos Corrientes	**3.946.850.000**
Remuneraciones	2.875.114.596
Sueldos, Salarios y Otras Retribuciones	959.034.355
Beneficios y Complementos de Sueldos y Salarios	1.150.228.110
Aportes Patronales	149.035.327
Prestaciones Sociales y Otras Indemnizaciones	277.583.264
Asistencia Socioeconómica	326.583.540
Otros Gastos de Personal	12.650.000
Bienes y Servicios	989.405.812
Bienes de Consumo	238.753.818
Servicios no Personales	750.651.994
Depreciación y Amortización	60.000.000
Transferencias y Donaciones Corrientes	22.329.592
Al Sector Privado	22.329.592
Transferencias Corrientes al Sector Privado	11.079.592
Directas a Personas	11.079.592
Jubilaciones y Otros Beneficios Asociados	11.079.592
Donaciones Corrientes al Sector Privado	11.250.000
Donaciones a Personas	11.250.000
C. Resultado Económico: Ahorro	**732.190.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**792.190.000**
Recursos Propios de Capital	792.190.000
Ahorro en la Cuenta Corriente	732.190.000
Incremento de la Depreciación y Amortización Acumuladas	60.000.000
B. Gastos de Capital	**553.150.000**
Inversión Real Directa	553.150.000
Formación Bruta de Capital Fijo	553.150.000
Maquinaria, Equipos y Otros Bienes Muebles	553.150.000
C. Resultado Financiero: Superávit	**239.040.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**239.040.000**
Superávit Financiero	239.040.000
B. Aplicaciones Financieras	**239.040.000**
Inversión Financiera	239.040.000
Incremento de Otros Activos Financieros	239.040.000
Incremento de Disponibilidades	239.040.000
Incremento de Bancos	239.040.000

A0149
Instituto Universitario de Teatro

INSTITUTO UNIVERSITARIO DE TEATRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La principal actividad del Instituto Universitario de Teatro es la formación de recursos humanos en el área, a nivel de Educación Superior.

Durante el Ejercicio Fiscal 2.006 el Instituto Universitario de Teatro realizará los siguientes metas:

- Impartir la formación académico-artística, a nivel superior, a los estudiantes en todas las áreas inherentes a las Artes Escénicas, atendiendo 470 alumnos.
- Realizar seis cursos acreditales a la profesión teatral.
- Otorgar a los estudiantes del IX semestre la oportunidad de demostrar, en forma práctica, los conocimientos adquiridos en el trayecto de su formación a través del montaje de una obra teatral, actividad que es requisito indispensable para su graduación.
- Celebrar, durante la Semana Aniversaria, la fundación de la Institución con diversas actividades donde se dé a conocer el objetivo del IUDET.
- Efectuar labores de investigación sobre el patrimonio teatral venezolano.
- Realizar la edición y digitalización de registros musicales y fílmicas de obras teatrales y eventos presentados en el IUDET.
- Con la publicación de dos número de la revista THEATRON, se informará a la comunidad artística y al público en general, temas relacionados con las Artes Escénicas, IUDET y artes en general.
- En la Semana de San Juan, festejar a través de actividades artísticas de calle, el epónimo de la Parroquia donde se encuentra ubicado el IUDET reforzando los valores culturales del país y de la comunidad.
- Realizar el Festival IUDETISTA, donde los estudiantes del IUDET exponen sus propuestas a través de las diversas manifestaciones teatrales.

El Presupuesto de este Instituto fue formulado con una nueva técnica inédita presupuestaria a petición del Ejecutivo Nacional divididas en acciones centralizadas y proyectos que se discriminan a continuación:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas	2.270.700.000
Proyectos:	4.000.000.000
Iudem01 –Formación y Capacitación en las Artes Escénicas	2.501.881.000
Iudmt02 –Fomento de la Investigación y Documentación para la Generación del Conocimiento en las Artes Escénicas	761.389.000
Iudem03 –Consolidación del Sistema de Producción y Divulgación de las Artes Escénicas en el Territorio Nacional	736.730.000
TOTAL	**6.270.000.000**

Con esta Técnica el presupuesto del Instituto, contemplan recursos por Bs. 6.179,4 millones provenientes de transferencias corrientes del Sector Público, Bs. 50,8 millones por Ingresos Propios (Matricula de inscripción); Bs. 22,5 millones de intereses por colocaciones bancarias y Bs. 18,0 millones por concepto de depreciación.

El presupuesto de gastos alcanza un monto de Bs. 6.270,7 millones, distribuidos en: gastos corrientes Bs. 5.882,8 millones; gastos de capital por Bs. 314,6 millones y aplicaciones financieras por Bs. 73,3 millones.

El resultado económico y financiero del Instituto presenta un ahorro de Bs. 369,9 millones y un superávit de Bs. 73,3 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**6.252.700.000**
Transferencias y Donaciones Corrientes	6.179.400.000
Del Sector Público	6.179.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	6.179.400.000
De la República	6.179.400.000
Venta de Bienes y Servicios de las Administraciones Publicas	50.800.000
Venta de Servicios	50.800.000
Ingresos de Operación	22.500.000
Otros Ingresos de Operación	22.500.000
Ingresos de Capital	**18.000.000**
Recursos Propios de Capital	18.000.000
Incremento de la Depreciación y Amortización Acumuladas	18.000.000
TOTAL	**6.270.700.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**5.882.849.000**
Gastos de Consumo	5.640.297.000
Remuneraciones	4.023.631.000
Sueldos, Salarios y Otras Retribuciones	1.876.777.722
Beneficios y Complementos de Sueldos y Salarios	358.803.278
Aportes Patronales	121.306.000
Prestaciones Sociales y Otras Indemnizaciones	326.860.000
Asistencia Socioeconómica	456.473.000
Otros Gastos de Personal	883.411.000
Bienes y Servicios	1.598.666.000
Bienes de Consumo	438.166.000
Servicios no Personales	1.160.500.000
Depreciación y Amortización	18.000.000
Transferencias y Donaciones Corrientes	242.552.000
Al Sector Privado	226.603.000
Transferencias Corrientes al Sector Privado	226.603.000
Directas a Personas	226.603.000
Jubilaciones y Otros Beneficios Asociados	166.603.000
Otras Transferencias Directas a Personas	60.000.000
Al Sector Público	15.949.000
Donaciones Corrientes al Sector Público	15.949.000
A los Entes Descentralizados sin Fines Empresariales	15.949.000
Gastos de Capital	**314.551.000**
Inversión Real Directa	314.551.000
Formación Bruta de Capital Fijo	314.551.000
Maquinaria, Equipos y Otros Bienes Muebles	304.551.000
Construcciones de Bienes de Dominio Privado	10.000.000
Aplicaciones Financieras	**73.300.000**
Inversión Financiera	73.300.000
Incremento de Otros Activos Financieros	73.300.000
Incremento de Disponibilidades	73.300.000
Incremento de Caja	73.300.000
TOTAL	**6.270.700.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Iudet01	Formación y Capacitación en las Artes Escénicas	curso	470		2.501.881.000			2.501.881.000
Iudet02	Fomento de la Investigación y Documentación Para la Generación del Conocimiento en las Artes Escénicas	Registro	13.090		761.389.000			761.389.000
Iudet03	Consolidación del Sistema de Producción y Divulgación e las Artes Escénicas en el Territorio Nacional	Evento	201		736.730.000			736.730.000
	TOTAL				4.000.000.000			4.000.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	91.300.000	1.386.997.000			1.478.297.000
02	Gestión Administrativa		625.800.000			625.800.000
03	Previsión y Protección Social		166.603.000			166.603.000
	TOTAL	91.300.000	2.179.400.000			2.270.700.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**58**	**858.729.614**
Directivo	6	196.521.852
Profesional y Técnico	22	323.709.708
Administrativo	6	49.935.828
Docente	12	199.391.726
Obrero	12	89.170.500
Personal Contratado	**159**	**1.105.158.808**
Administrativo	76	498.397.003
Docente	83	606.761.805
TOTAL	**217**	**1.963.888.422**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**7**	**98.846.000**
Jubilado	7	98.846.000
TOTAL	**7**	**98.846.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	4.023.631.000
4.02	Materiales, Suministros y Mercancías	438.166.000
4.03	Servicios no Personales	1.160.500.000
4.04	Activos Reales	314.551.000
4.05	Activos Financieros	73.300.000
4.07	Transferencias	242.552.000
4.08	Otros Gastos	18.000.000
	TOTAL	**6.270.700.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**6.252.700.000**
Transferencias y Donaciones Corrientes	6.179.400.000
Del Sector Público	6.179.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	6.179.400.000
De la República	6.179.400.000
-Recursos Ordinarios	6.179.400.000
Venta de Bienes y Servicios de las Administraciones Publicas	50.800.000
Venta de Servicios	50.800.000
Ingresos de Operación	22.500.000
Otros Ingresos de Operación	22.500.000
B. Gastos Corrientes	**5.882.849.000**
Gastos de Consumo	5.640.297.000
Remuneraciones	4.023.631.000
Sueldos, Salarios y Otras Retribuciones	1.876.777.722
Beneficios y Complementos de Sueldos y Salarios	358.803.278
Aportes Patronales	121.306.000
Prestaciones Sociales y Otras Indemnizaciones	326.860.000
Asistencia Socioeconómica	456.473.000
Otros Gastos de Personal	883.411.000
Bienes y Servicios	1.598.666.000
Bienes de Consumo	438.166.000
Servicios no Personales	1.160.500.000
Depreciación y Amortización	18.000.000
Transferencias y Donaciones Corrientes	242.552.000
Al Sector Privado	226.603.000
Transferencias Corrientes al Sector Privado	226.603.000
Directas a Personas	226.603.000
Jubilaciones y Otros Beneficios Asociados	166.603.000
Otras Transferencias Directas a Personas	60.000.000
Al Sector Público	15.949.000
Donaciones Corrientes al Sector Público	15.949.000
A los Entes Descentralizados sin Fines Empresariales	15.949.000
C. Resultado Económico: Ahorro	**369.851.000**
II. Cuenta Capital	
A. Ingresos de Capital	**387.851.000**
Recursos Propios de Capital	387.851.000
Ahorro en la Cuenta Corriente	369.851.000
Incremento de la Depreciación y Amortización Acumuladas	18.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**314.551.000**
Inversión Real Directa	314.551.000
Formación Bruta de Capital Fijo	314.551.000
Maquinaria, Equipos y Otros Bienes Muebles	304.551.000
Construcciones de Bienes de Dominio Privado	10.000.000
C. Resultado Financiero: Superávit	**73.300.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**73.300.000**
Superávit Financiero	73.300.000
B. Aplicaciones Financieras	**73.300.000**
Inversión Financiera	73.300.000
Incremento de Otros Activos Financieros	73.300.000
Incremento de Disponibilidades	73.300.000
Incremento de Caja	73.300.000

A0150
Instituto del Patrimonio Cultural

INSTITUTO DEL PATRIMONIO CULTURAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto del Patrimonio Cultural tiene como objetivo, identificar, preservar, rehabilitar, defender y consolidar las obras, conjuntos y lugares creados por las costumbres de origen natural, que se encuentren en el territorio de la República y que por su contenido natural constituyen elementos fundamentales de nuestra identidad nacional.

Para el ejercicio fiscal 2006 el Instituto formó para su ejecución cuatro (4) proyectos "I Censo del Patrimonio Cultural"; Resguardo del Patrimonio Cultural Venezolano"; "Puesta en Uso del Museo Nacional de la Identidad " e "Institutos Museos Regionales la Nueva Institucionalidad", con los cuales espera alcanzar las metas siguientes: Publicar 85 ejemplares del Censo del Patrimonio; realizar 19 talleres sobre resguardo del patrimonio cultural; contratar tres (1) obras para poner en funcionamiento el Museo Nacional de Identidad y los Institutos Museos Regionales de la Nueva Institucionalidad.

Para el logro de sus metas dispone de un financiamiento de Bs. 28.499,9 millones, de los cuales Bs. 26.845,3 millones (94,2%) corresponden al aporte del Ejecutivo Nacional, recursos de capital Bs. 45,3 millones (0,2%)y Bs. 1.609,3 millones (5,6%) a transacciones con activos financieros.

Los recursos antes citados financiaran una estructura presupuestaria constituida por gastos corrientes de Bs. 26.349,9 millones (92,5%), inversión en activos fijos Bs. 540,8 millones (1,9%) y cancelación de pasivo a corto plazo por Bs. 1.609,2 millones (5,6%).

El total del presupuesto está distribuido de la manera siguiente: Proyectos Bs. 21.849,2 millones (76,7%) y Acciones Centralizadas Bs. 6.650,7 millones (23,3%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**26.845.335.000**
Transferencias y Donaciones Corrientes	26.845.335.000
Del Sector Público	26.845.335.000
Transferencias Corrientes Internas Recibidas del Sector Público	26.845.335.000
De la República	26.845.335.000
Ingresos de Capital	**45.300.000**
Recursos Propios de Capital	45.300.000
Incremento de la Depreciación y Amortización Acumuladas	45.300.000
Fuentes Financieras	**1.609.245.000**
Disminución de la Inversión Financiera	1.609.245.000
Disminución de Otros Activos Financieros	1.609.245.000
Disminución de Disponibilidades	1.609.245.000
Disminución de Bancos	979.245.000
Disminución de Inversiones Temporales	630.000.000
TOTAL	**28.499.880.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**26.349.822.522**
Gastos de Consumo	26.349.822.522
Remuneraciones	6.616.168.818
Sueldos, Salarios y Otras Retribuciones	1.363.942.752
Beneficios y Complementos de Sueldos y Salarios	3.827.918.280
Aportes Patronales	94.569.552
Prestaciones Sociales y Otras Indemnizaciones	363.841.892
Asistencia Socioeconómica	656.550.092
Otros Gastos de Personal	309.346.250
Bienes y Servicios	19.688.353.704
Bienes de Consumo	4.152.548.474
Servicios no Personales	15.535.805.230
Depreciación y Amortización	45.300.000
Gastos de Capital	**540.812.478**
Inversión Real Directa	540.812.478
Formación Bruta de Capital Fijo	540.812.478
Maquinaria, Equipos y Otros Bienes Muebles	540.812.478
Aplicaciones Financieras	**1.609.245.000**
Inversión Financiera	1.500.000.000
Incremento de Otros Activos Financieros	1.500.000.000
Incremento de Otros Activos Financieros Circulantes	1.500.000.000
Disminución de Pasivos	109.245.000
Disminución de Cuentas y Efectos por Pagar	109.245.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	109.245.000
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	109.245.000
TOTAL	**28.499.880.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	I Censo del Patrimonio Cultural	Publicación	85		5.156.000.000			5.156.000.000
0001	Resguardo del Patrimonio Cultural Venezolano	Taller	5		2.142.000.000			2.142.000.000
00001	Puesta en Uso del Museo Nacional de la Identidad	Obra	1		5.430.000.000			5.430.000.000
01	Institutos Museos Regionales la Nueva Institucionalidad	Obra	2		9.121.235.000			9.121.235.000
	TOTAL				21.849.235.000			21.849.235.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		3.703.583.900			3.703.583.900
02	Gestión Administrativa	1.609.245.000	1.292.516.100		45.300.000	2.947.061.100
	TOTAL	1.609.245.000	4.996.100.000		45.300.000	6.650.645.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**95**	**1.340.140.922**
Directivo	23	500.181.961
Profesional y Técnico	47	634.370.880
Administrativo	25	205.588.081
Personal Contratado	**5**	**35.801.832**
Administrativo	5	35.801.832
TOTAL	**100**	**1.375.942.754**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	6.616.168.818
4.02	Materiales, Suministros y Mercancías	4.152.548.474
4.03	Servicios no Personales	15.535.805.230
4.04	Activos Reales	540.812.478
4.05	Activos Financieros	1.500.000.000
4.08	Otros Gastos	45.300.000
4.11	Disminución de Pasivos	109.245.000
	TOTAL	**28.499.880.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**26.845.335.000**
Transferencias y Donaciones Corrientes	26.845.335.000
Del Sector Público	26.845.335.000
Transferencias Corrientes Internas Recibidas del Sector Público	26.845.335.000
De la República	26.845.335.000
B. Gastos Corrientes	**26.349.822.522**
Remuneraciones	6.616.168.818
Sueldos, Salarios y Otras Retribuciones	1.363.942.752
Beneficios y Complementos de Sueldos y Salarios	3.827.918.280
Aportes Patronales	94.569.552
Prestaciones Sociales y Otras Indemnizaciones	363.841.892
Asistencia Socioeconómica	656.550.092
Otros Gastos de Personal	309.346.250
Bienes y Servicios	19.688.353.704
Bienes de Consumo	4.152.548.474
Servicios no Personales	15.535.805.230
Depreciación y Amortización	45.300.000
C. Resultado Económico: Ahorro	**495.512.478**
II. Cuenta Capital	
A. Ingresos de Capital	**540.812.478**
Recursos Propios de Capital	540.812.478
Ahorro en la Cuenta Corriente	495.512.478
Incremento de la Depreciación y Amortización Acumuladas	45.300.000
B. Gastos de Capital	**540.812.478**
Inversión Real Directa	540.812.478
Formación Bruta de Capital Fijo	540.812.478
Maquinaria, Equipos y Otros Bienes Muebles	540.812.478
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**1.609.245.000**
Disminución de la Inversión Financiera	1.609.245.000
Disminución de Otros Activos Financieros	1.609.245.000
Disminución de Disponibilidades	1.609.245.000
Disminución de Bancos	979.245.000
Disminución de Inversiones Temporales	630.000.000
B. Aplicaciones Financieras	**1.609.245.000**
Inversión Financiera	1.500.000.000
Incremento de Otros Activos Financieros	1.500.000.000
Incremento de Otros Activos Financieros Circulantes	1.500.000.000
Disminución de Pasivos	109.245.000
Disminución de Cuentas y Efectos por Pagar	109.245.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	109.245.000
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	109.245.000

A0151

Instituto Universitario de Estudios Superiores de Artes Plásticas Armando Reverón.

INSTITUTO UNIVERSITARIO DE ESTUDIOS SUPERIORES DE ARTES PLÁSTICAS ARMANDO REVERON

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Por ser el I.U.E.S.A.P.A.R. una Institución de Educación Superior de carácter público, que aunado al Sistema Nacional de Educación, es garante del derecho de los venezolanos a recibir educación integral en igualdad de oportunidades y condiciones, el 99% de los recursos para funcionamiento, los aporta el Estado a través del Ministerio de la Cultura, y el otro 1% de los recursos lo constituye la modesta contribución que realiza el Instituto, producto de sus programas de Extensión y Postgrado. Para el año 2006 las transferencias por recursos ordinarios serán de Bs. 4.565.400.000; los ingresos propios se estiman en Bs.42.000.000, entre la disminución de bancos y de inversiones temporales se obtendrán Bs. 672.981.251 y la depreciación será de Bs. 49.974.250.

Para el próximo ejercicio fiscal los gastos de Personal fueron estimados con un 10% de incremento en los sueldos y salarios sobre las cláusulas contractuales, establecidas en las convenciones colectivas del sector universitario para el personal docente, administrativo y obrero, se considero el incremento en el valor de la Unidad Tributaria utilizada como base para el cálculo del ticket diario del programa de alimentación, se previeron las reclasificaciones del personal docente por la aprobación de trabajos de ascensos y concursos de oposición para docentes contratados, se incluyeron nuevos cargos para fortalecer las actividades académico-administrativas. Las partidas de materiales, suministros, mercancías y servicios no personales contemplan los gastos necesarios para el funcionamiento del Instituto, así como para ejecutar el Proyecto "Investigación y Capacitación de las Artes de la Imagen y el Espacio". Con las asignaciones en Activos Reales se podrán dotar las aulas, talleres y laboratorios con equipos y mobiliario suficiente y acorde al nivel de enseñanza impartido. En transferencias se incluyeron los beneficios socio-económicos para el personal jubilado y pensionado, becas universitarias y el apartado para el seguro estudiantil FAMES.

Para el año 2006 se atenderá una matrícula de 400 estudiantes, distribuidos en los cinco años de la carrera de Licenciatura en Artes Plásticas, se otorgarán 20 ayudantías estudiantiles, 30 becas, se implementarán el programa de subsidio de alimentación estudiantil para aproximadamente 20 beneficiarios y el servicio de orientación psicológica que atenderá entre el 30% y el 40% de la población estudiantil. La matrícula prevista para la Licenciatura en Artes Plásticas Misión Sucre es de 200 alumnos distribuidos en diferentes estados del país.
En los estudios de Postgrado se proyecta una matrícula de 18 alumnos y se ofertarán 6 cursos o talleres de ampliación para una demanda potencial de 72 participantes. La Institución pretende la publicación de 13.500 ejemplares entre una revista trimestral, una revista semestral y cuadernillos de investigación.
El área de Extensión Universitaria ejecutará 41 exposiciones en las que se espera captar el interés de 30.000 espectadores y dictará 36 talleres de formación en las Artes Plásticas para un aproximado de 252 participantes.

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas	2.901.414.250
Proyecto:	**2.428.941.251**
IUESA01-Investigación y Capacitación de las Artes de la Imagen y el Espacio	2.428.941.251
TOTAL	**5.330.355.501**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**4.607.400.000**
Transferencias y Donaciones Corrientes	4.565.400.000
Del Sector Público	4.565.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.565.400.000
De la República	4.565.400.000
Venta de Bienes y Servicios de las Administraciones Publicas	22.000.000
Venta de Servicios	22.000.000
Rentas de la Propiedad	20.000.000
Intereses	20.000.000
Intereses Internos	20.000.000
Intereses por Depósitos	20.000.000
Ingresos de Capital	**49.974.250**
Recursos Propios de Capital	49.974.250
Incremento de la Depreciación y Amortización Acumuladas	49.974.250
Fuentes Financieras	**672.981.251**
Disminución de la Inversión Financiera	672.981.251
Disminución de Otros Activos Financieros	672.981.251
Disminución de Disponibilidades	672.981.251
Disminución de Bancos	372.981.251
Disminución de Inversiones Temporales	300.000.000
TOTAL	**5.330.355.501**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**4.435.047.645**
Gastos de Consumo	4.091.615.842
Remuneraciones	3.160.872.810
Sueldos, Salarios y Otras Retribuciones	1.227.836.076
Beneficios y Complementos de Sueldos y Salarios	1.003.681.075
Aportes Patronales	106.044.140
Prestaciones Sociales y Otras Indemnizaciones	382.413.982
Asistencia Socioeconómica	316.959.656
Otros Gastos de Personal	123.937.881
Bienes y Servicios	880.768.782
Bienes de Consumo	189.987.242
Servicios no Personales	690.781.540
Depreciación y Amortización	49.974.250
Transferencias y Donaciones Corrientes	343.431.803
Al Sector Privado	343.431.803
Transferencias Corrientes al Sector Privado	343.431.803
Directas a Personas	343.431.803
Pensiones y Otros Beneficios Asociados	6.547.500
Jubilaciones y Otros Beneficios Asociados	234.270.803
Otras Transferencias Directas a Personas	102.613.500
Gastos de Capital	**209.267.856**
Inversión Real Directa	209.267.856
Formación Bruta de Capital Fijo	203.267.856
Edificios e Instalaciones	203.267.856
Bienes Intangibles	6.000.000
Aplicaciones Financieras	**686.040.000**
Disminución de Pasivos	686.040.000
Disminución de Cuentas y Efectos por Pagar	366.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	366.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	120.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	119.472.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	126.528.000
Disminución de Otros Pasivos	320.040.000
Disminución de Provisiones y Reservas Técnicas	320.040.000
Disminución de Provisiones	320.040.000
Disminución de Provisiones Para Beneficios Sociales	320.040.000
TOTAL	**5.330.355.501**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Iuesa01	Investigación y Capacitación de las Artes de la Imagen y el Espacio	Alumnos Atendidos	1.358	28.941.251	2.400.000.000	0	0	2.428.941.251
	TOTAL			28.941.251	2.400.000.000	0	0	2.428.941.251

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	0	1.450.433.240	0	0	1.450.433.240
02	Gestión Administrativa	736.014.250	474.148.457	0	0	1.210.162.707
03	Previsión y Protección Social	0	240.818.303	0	0	240.818.303
	TOTAL	736.014.250	2.165.400.000	0	0	2.901.414.250

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**58**	**691.793.376**
Directivo	3	86.260.956
Profesional y Técnico	9	153.808.824
Administrativo	10	84.034.248
Docente	14	217.610.988
Obrero	22	150.078.360
Personal Fijo a Tiempo Parcial	**26**	**249.737.148**
Docente	26	249.737.148
Personal Contratado	**22**	**192.906.600**
Profesional y Técnico	1	8.925.684
Administrativo	9	71.742.468
Docente	12	112.238.448
TOTAL	**106**	**1.134.437.124**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**7**	**127.956.588**
Jubilado	6	123.096.588
Pensionado	1	4.860.000
TOTAL	**7**	**127.956.588**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.160.872.810
4.02	Materiales, Suministros y Mercancías	189.987.242
4.03	Servicios no Personales	690.781.540
4.04	Activos Reales	209.267.856
4.07	Transferencias	343.431.803
4.08	Otros Gastos	49.974.250
4.11	Disminución de Pasivos	686.040.000
	TOTAL	**5.330.355.501**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.607.400.000**
Transferencias y Donaciones Corrientes	4.565.400.000
Del Sector Público	4.565.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.565.400.000
De la República	4.565.400.000
Venta de Bienes y Servicios de las Administraciones Publicas	22.000.000
Venta de Servicios	22.000.000
Rentas de la Propiedad	20.000.000
Intereses	20.000.000
Intereses Internos	20.000.000
Intereses por Depósitos	20.000.000
B. Gastos Corrientes	**4.435.047.645**
Remuneraciones	3.160.872.810
Sueldos, Salarios y Otras Retribuciones	1.227.836.076
Beneficios y Complementos de Sueldos y Salarios	1.003.681.075
Aportes Patronales	106.044.140
Prestaciones Sociales y Otras Indemnizaciones	382.413.982
Asistencia Socioeconómica	316.959.656
Otros Gastos de Personal	123.937.881
Bienes y Servicios	880.768.782
Bienes de Consumo	189.987.242
Servicios no Personales	690.781.540
Depreciación y Amortización	49.974.250
Transferencias y Donaciones Corrientes	343.431.803
Al Sector Privado	343.431.803
Transferencias Corrientes al Sector Privado	343.431.803
Directas a Personas	343.431.803
Pensiones y Otros Beneficios Asociados	6.547.500
Jubilaciones y Otros Beneficios Asociados	234.270.803
Otras Transferencias Directas a Personas	102.613.500
C. Resultado Económico: Ahorro	**172.352.355**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**222.326.605**
Recursos Propios de Capital	222.326.605
Ahorro en la Cuenta Corriente	172.352.355
Incremento de la Depreciación y Amortización Acumuladas	49.974.250
B. Gastos de Capital	**209.267.856**
Inversión Real Directa	209.267.856
Formación Bruta de Capital Fijo	203.267.856
Edificios e Instalaciones	203.267.856
Bienes Intangibles	6.000.000
C. Resultado Financiero: Superávit	**13.058.749**
III. Cuenta Financiera	
A. Fuentes Financieras	**686.040.000**
Disminución de la Inversión Financiera	672.981.251
Disminución de Otros Activos Financieros	672.981.251
Disminución de Disponibilidades	672.981.251
Disminución de Bancos	372.981.251
Disminución de Inversiones Temporales	300.000.000
Superávit Financiero	13.058.749
B. Aplicaciones Financieras	**686.040.000**
Disminución de Pasivos	686.040.000
Disminución de Cuentas y Efectos por Pagar	366.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	366.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	120.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	119.472.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	126.528.000
Disminución de Otros Pasivos	320.040.000
Disminución de Provisiones y Reservas Técnicas	320.040.000
Disminución de Provisiones	320.040.000
Disminución de Provisiones Para Beneficios Sociales	320.040.000

A0158
Compañía Nacional de Teatro

COMPAÑÍA NACIONAL DE TEATRO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La actividad principal de la Compañía Nacional de Teatro es la de apoyar la labor de los profesionales que han contribuido al desarrollo del teatro venezolano, la promoción y capacitación de nuevos valores.

El Presupuesto de la Compañía Nacional de Teatro fue formulado en acciones centralizadas y proyectos que se discriminan a continuación:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas	577.000.000
Proyectos:	600.000.000
Compa01 -Formación y Capacitación	84.000.000
Compa03 -Fomento de la investigación y Documentación para la Generación del Conocimiento de las Artes Escénicas	37.260.000
Compa02 -Consolidación del Sistema de Producción y Divulgación de las Artes Escénicas en el Territorio Nacional	478.740.000
TOTAL	**1.177.000.000**

El presupuesto de ingresos se sitúa en Bs. 1.177,0 millones, distribuidos en: Bs. 1.100,0 millones provenientes de transferencias para financiar gastos corrientes; Bs .60,0 millones de ventas de servicios (taquilla); Bs. 10,0 millones de intereses de fideicomiso proveniente de la Fundación Gran Mariscal de Ayacucho y Bs. 7,0 millones del fondo de depreciación.

El presupuesto de gastos proyectado para el año 2006 de la Compañía Nacional de Teatro, asciende a Bs. 1.177,0 millones, distribuidos en gastos corrientes Bs. 1.070,0 millones; gastos de capital por Bs. 37,0 millones y aplicaciones financieras por Bs. 70,0 millones.

El resultado económico y financiero de la Compañía presenta un ahorro de Bs. 100,0 millones en la cuenta corriente y un superávit de Bs. 70,0 millones en la cuenta capital, el cual financiará un incremento de caja y bancos y disminución de cuentas a proveedores.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.170.000.000**
Transferencias y Donaciones Corrientes	1.100.000.000
Del Sector Público	1.100.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.100.000.000
De la República	1.100.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	60.000.000
Venta de Servicios	60.000.000
Ingresos de Operación	10.000.000
Otros Ingresos de Operación	10.000.000
Ingresos de Capital	**7.000.000**
Recursos Propios de Capital	7.000.000
Incremento de la Depreciación y Amortización Acumuladas	7.000.000
TOTAL	**1.177.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.070.000.000**
Gastos de Consumo	1.070.000.000
Remuneraciones	678.844.036
Sueldos, Salarios y Otras Retribuciones	130.200.000
Beneficios y Complementos de Sueldos y Salarios	140.421.866
Aportes Patronales	54.762.400
Prestaciones Sociales y Otras Indemnizaciones	51.659.770
Otros Gastos de Personal	301.800.000
Bienes y Servicios	384.155.964
Bienes de Consumo	63.815.964
Servicios no Personales	320.340.000
Depreciación y Amortización	7.000.000
Gastos de Capital	**37.000.000**
Inversión Real Directa	37.000.000
Formación Bruta de Capital Fijo	37.000.000
Maquinaria, Equipos y Otros Bienes Muebles	37.000.000
Aplicaciones Financieras	**70.000.000**
Inversión Financiera	68.000.000
Incremento de Otros Activos Financieros	68.000.000
Incremento de Disponibilidades	60.000.000
Incremento de Bancos	60.000.000
Incremento de Otros Activos Financieros no Circulantes	8.000.000
Disminución de Pasivos	2.000.000
Disminución de Cuentas y Efectos por Pagar	2.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.000.000
TOTAL	**1.177.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Compa01	Formación y Capacitación en las Artes Escénicas	Taller	28		84.000.000			84.000.000
Compa03	Fomento de la Investigación y Documentación Para la Generación del Conocimiento en las Artes Escénicas.	Centro/equipo	1		37.260.000			37.260.000
Compa02	Consolidación del Sistema de Producción y Divulgación de las Artes Escénicas en el Territorio Nacional.	Obra	158		478.740.000			478.740.000
	TOTAL				600.000.000			600.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		377.044.036			377.044.036
02	Gestión Administrativa	70.000.000	122.955.964		7.000.000	199.955.964
	TOTAL	70.000.000	500.000.000		7.000.000	577.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	7	**162.600.000**
Directivo	2	108.000.000
Profesional y Técnico	1	21.600.000
Administrativo	1	10.800.000
Obrero	3	22.200.000
TOTAL	7	**162.600.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	678.844.036
4.02	Materiales, Suministros y Mercancías	63.815.964
4.03	Servicios no Personales	320.340.000
4.04	Activos Reales	37.000.000
4.05	Activos Financieros	68.000.000
4.08	Otros Gastos	7.000.000
4.11	Disminución de Pasivos	2.000.000
	TOTAL	**1.177.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.170.000.000**
Transferencias y Donaciones Corrientes	1.100.000.000
Del Sector Público	1.100.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.100.000.000
De la República	1.100.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	60.000.000
Venta de Servicios	60.000.000
Ingresos de Operación	10.000.000
Otros Ingresos de Operación	10.000.000
B. Gastos Corrientes	**1.070.000.000**
Gastos de Consumo	1.070.000.000
Remuneraciones	678.844.036
Sueldos, Salarios y Otras Retribuciones	130.200.000
Beneficios y Complementos de Sueldos y Salarios	140.421.866
Aportes Patronales	54.762.400
Prestaciones Sociales y Otras Indemnizaciones	51.659.770
Otros Gastos de Personal	301.800.000
Bienes y Servicios	384.155.964
Bienes de Consumo	63.815.964
Servicios no Personales	320.340.000
Depreciación y Amortización	7.000.000
C. Resultado Económico :Ahorro	**100.000.000**
II. Cuenta Capital	
A. Ingresos de Capital	**107.000.000**
Recursos Propios de Capital	107.000.000
Ahorro en la Cuenta Corriente	100.000.000
Incremento de la Depreciación y Amortización Acumuladas	7.000.000
B. Gastos de Capital	**37.000.000**
Inversión Real Directa	37.000.000
Formación Bruta de Capital Fijo	37.000.000
Maquinaria, Equipos y Otros Bienes Muebles	37.000.000
C. Resultado Financiero: Superávit	**70.000.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**70.000.000**
Superávit Financiero	70.000.000
B. Aplicaciones Financieras	**70.000.000**
Inversión Financiera	68.000.000
Incremento de Otros Activos Financieros	68.000.000
Incremento de Disponibilidades	60.000.000
Incremento de Bancos	60.000.000
Incremento de Otros Activos Financieros no Circulantes	8.000.000
Disminución de Pasivos	2.000.000
Disminución de Cuentas y Efectos por Pagar	2.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.000.000

A0161
Fundación Orquesta Filarmónica Nacional

FUNDACIÓN ORQUESTA FILARMÓNICA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Orquesta Filarmónica Nacional ha estimado el Presupuesto para el ejercicio fiscal 2006, en **CUATRO MIL TRESCIENTOS CINCUENTA Y SEIS MILLONES QUINIENTOS CINCO MIL TRSCIENTOS TREINTA Y SIETE BOLÍVARES EXACTOS (Bs. 4.356.505.337)**

Fuente de Financiamiento:	En Bolívares
Aporte del Ejecutivo Nacional	3.511.301.644
Recursos Propios	44.000.000
Otros Ingresos	796.803.693
Recursos por Transacciones de capital (Depreciación)	4.400.000
TOTAL	**4.356.505.337**

POLÍTICA DE GASTOS:

Las estimaciones de gastos están dirigidas a atender los requerimientos para el funcionamiento de la Fundación, con ligeros incrementos, considerando el efecto Inflacionario, y los nuevos proyectos previstos realizar durante el lapso presupuestado.

PARTIDA	DENOMINACIÓN	MONTO (Bs.)
4.01	Gastos de Personal	3.666.368.125
4.02	Materiales, Suministros y Mercancías	29.288.110
4.03	Servicios No Personales	166.370.095
4.05	Activos Financieros	8.300.000
4.07	Transferencias	481.779.007
4.08	Otros Gastos	4.400.000
TOTAL		**4.356.505.337**

A continuación se muestra la distribución del gasto por Proyectos:

COD	DENOMINACIÓN	MONTO (Bs.)
00001	Temporada Anual y Gira Nacional	1.663.461.244
TOTAL		**1.663.461.244**

ACCIONES CENTRALIZADAS	MONTO (Bs.)
Dirección y Coordinación	2.158.947.686
Gestión Administrativa	47.917.399
Previsión y Protección Social	481.779.008
TOTAL	**2.688.644.093**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**4.352.105.337**
Transferencias y Donaciones Corrientes	3.511.301.644
Del Sector Público	3.511.301.644
Transferencias Corrientes Internas Recibidas del Sector Público	3.511.301.644
De la República	3.511.301.644
Ingresos de Operación	44.000.000
Otros Ingresos de Operación	44.000.000
Otros Ingresos	796.803.693
Otros Ingresos Ordinarios	796.803.693
Ingresos de Capital	**4.400.000**
Recursos Propios de Capital	4.400.000
Incremento de la Depreciación y Amortización Acumuladas	4.400.000
TOTAL	**4.356.505.337**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**4.348.205.338**
Gastos de Consumo	3.866.426.330
Remuneraciones	3.666.368.125
Sueldos, Salarios y Otras Retribuciones	1.881.765.931
Beneficios y Complementos de Sueldos y Salarios	935.660.899
Aportes Patronales	264.395.635
Prestaciones Sociales y Otras Indemnizaciones	373.035.388
Asistencia Socioeconómica	211.510.272
Bienes y Servicios	195.658.205
Bienes de Consumo	29.288.110
Servicios no Personales	166.370.095
Depreciación y Amortización	4.400.000
Transferencias y Donaciones Corrientes	481.779.008
Al Sector Privado	481.779.008
Transferencias Corrientes al Sector Privado	481.779.008
Directas a Personas	481.779.008
Pensiones y Otros Beneficios Asociados	481.779.008
Aplicaciones Financieras	**8.299.999**
Inversión Financiera	8.299.999
Incremento de Otros Activos Financieros	8.299.999
Incremento de Disponibilidades	8.299.999
Incremento de Caja	8.299.999
TOTAL	**4.356.505.337**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
00001	Temporada Anual y Gira Nacional	Actividades Culturales	75	0	1.663.461.244	0	0	1.663.461.244
	TOTAL			0	1.663.461.244	0	0	1.663.461.244

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	44.000.000	1.318.143.993	0	796.803.693	2.158.947.686
02	Gestión Administrativa	0	47.917.399	0	4.400.000	52.317.399
03	Previsión y Protección Social	0	481.779.008	0	0	481.779.008
	TOTAL	44.000.000	1.847.840.400	0	801.203.693	2.593.044.093

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**106**	**1.681.365.931**
Directivo	1	36.000.000
Profesional y Técnico	90	1.450.713.315
Administrativo	10	153.294.123
Obrero	5	41.358.493
Personal Contratado	**23**	**166.800.000**
Profesional y Técnico	21	156.000.000
Administrativo	2	10.800.000
TOTAL	**129**	**1.848.165.931**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**30**	**314.471.926**
Pensionado	30	314.471.926
TOTAL	**30**	**314.471.926**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.666.368.125
4.02	Materiales, Suministros y Mercancías	29.288.110
4.03	Servicios no Personales	166.370.095
4.05	Activos Financieros	8.299.999
4.07	Transferencias y Donaciones	481.779.008
4.08	Otros Gastos	4.400.000
	TOTAL	**4.356.505.337**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.352.105.337**
Transferencias y Donaciones Corrientes	3.511.301.644
Del Sector Público	3.511.301.644
Transferencias Corrientes Internas Recibidas del Sector Público	3.511.301.644
De la República	3.511.301.644
Ingresos de Operacion	44.000.000
Otros Ingresos de Operación	44.000.000
Otros Ingresos	796.803.693
Otros Ingresos Ordinarios	796.803.693
B. Gastos Corrientes	**4.348.205.338**
Remuneraciones	3.666.368.125
Sueldos, Salarios y Otras Retribuciones	1.881.765.931
Beneficios y Complementos de Sueldos y Salarios	935.660.899
Aportes Patronales	264.395.635
Prestaciones Sociales y Otras Indemnizaciones	373.035.388
Asistencia Socioeconómica	211.510.272
Bienes y Servicios	195.658.205
Bienes de Consumo	29.288.110
Servicios no Personales	166.370.095
Depreciación y Amortización	4.400.000
Transferencias y Donaciones Corrientes	481.779.008
Al Sector Privado	481.779.008
Transferencias Corrientes al Sector Privado	481.779.008
Directas a Personas	481.779.008
Pensiones y Otros Beneficios Asociados	481.779.008
C. Resultado Económico: Ahorro	**3.899.999**
II. Cuenta Capital	
A. Ingresos de Capital	**8.299.999**
Recursos Propios de Capital	8.299.999
Ahorro en la Cuenta Corriente	3.899.999
Incremento de la Depreciación y Amortización Acumuladas	4.400.000
C. Resultado Financiero: Superávit	**8.299.999**
III. Cuenta Financiera	
A. Fuentes Financieras	**8.299.999**
Superávit Financiero	8.299.999
B. Aplicaciones Financieras	**8.299.999**
Inversión Financiera	8.299.999
Incremento de Otros Activos Financieros	8.299.999
Incremento de Disponibilidades	8.299.999
Incremento de Caja	8.299.999

A0187
Instituto Universitario de Danza

INSTITUTO UNIVERSITARIO DE DANZA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Universitario de Danza, tiene como objetivo principal formar recursos humanos para la danza, crear y mantener una planta de producción y difusión de la danza.

Para el ejercicio fiscal 2006, el Instituto a través de la técnica de elaboración del presupuesto por Proyectos y Acciones Centralizadas, formuló para ejecutar el Proyecto "Formación y Capacitación en las Artes Escénicas y Musicales", el cual se enmarca en el Proyecto Macro del Instituto de las Artes Escénicas y Musicales y prevé atender una matrícula de 470 alumnos en danza, realizar 68 investigaciones y capacitar 269 alumnos en educación continua y difusión.

El proyecto de Formación y Capacitación en las Artes Escénicas y Musicales, en el área de Danza, consta de tres acciones especificas: Formación Universitaria en Danza; Capacitación, Educación Continua y Difusión de la Danza a Nivel Nacional y Fortalecimiento de la División de Investigación y Postgrado.

Para el logró de sus metas dispone de un financiamiento de Bs. 3.685,4 millones, desagregado en Bs. 3.500,0 millones (95,0%), corresponde al Ejecutivo Nacional, ingresos propios Bs. 50,0 millones (1,4%), ingresos de la propiedad Bs. 14,0 millones (0,4%), recursos de capital Bs. 21,4 millones (0,6%) provenientes de la depreciación y Bs. 100,0 millones (2,6%), a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 3.295,2 millones (89,4%), inversión en activos fijos por Bs. 182,8 millones (5,0%) y cancelación de pasivo a corto plazo de Bs. 207,4 millones (5,6%).

El total del presupuesto está distribuido de la manera siguiente: Proyectos Bs. 2.486,5 millones (67,5%) y Acciones Centralizadas Bs. 1.198,9 millones (32,5%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.563.962.851**
Transferencias y Donaciones Corrientes	3.499.962.851
Del Sector Público	3.499.962.851
Transferencias Corrientes Internas Recibidas del Sector Público	3.499.962.851
De los Entes Descentralizados sin Fines Empresariales	3.499.962.851
Venta de Bienes y Servicios de las Administraciones Publicas	50.000.000
Venta de Servicios	50.000.000
Rentas de la Propiedad	14.000.000
Intereses	14.000.000
Intereses Internos	14.000.000
Intereses por Depósitos	14.000.000
Ingresos de Capital	**21.400.288**
Recursos Propios de Capital	21.400.288
Incremento de la Depreciación y Amortización Acumuladas	21.400.288

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Fuentes Financieras	100.000.000
Disminución de la Inversión Financiera	100.000.000
Disminución de Otros Activos Financieros	100.000.000
Disminución de Disponibilidades	100.000.000
Disminución de Caja	100.000.000
TOTAL	**3.685.363.139**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.295.239.893**
Gastos de Consumo	3.289.239.893
Remuneraciones	2.424.230.690
Sueldos, Salarios y Otras Retribuciones	1.181.342.379
Beneficios y Complementos de Sueldos y Salarios	360.873.745
Aportes Patronales	65.296.838
Prestaciones Sociales y Otras Indemnizaciones	195.159.637
Asistencia Socioeconómica	241.897.787
Otros Gastos de Personal	379.660.304
Bienes y Servicios	843.608.915
Bienes de Consumo	177.800.000
Servicios no Personales	665.808.915
Depreciación y Amortización	21.400.288
Transferencias y Donaciones Corrientes	6.000.000
Al Sector Privado	6.000.000
Donaciones Corrientes al Sector Privado	6.000.000
Donaciones a Instituciones sin Fines de Lucro	6.000.000
Gastos de Capital	**182.803.770**
Inversión Real Directa	182.803.770
Formación Bruta de Capital Fijo	170.803.770
Maquinaria, Equipos y Otros Bienes Muebles	170.803.770
Bienes Intangibles	12.000.000
Aplicaciones Financieras	**207.319.476**
Disminución de Pasivos	207.319.476
Disminución de Cuentas y Efectos por Pagar	207.319.476
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	207.319.476
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	207.319.476
TOTAL	**3.685.363.139**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Iudan01	Formación y Capacitación en las Artes Escénicas y Musicales	Alumnos	470	185.400.288	2.301.062.851			2.486.463.139
	TOTAL			185.400.288	2.301.062.851			2.486.463.139

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		633.257.551			633.257.551
02	Gestión Administrativa		565.642.449			565.642.449
	TOTAL		1.198.900.000			1.198.900.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**51**	**695.957.312**
Directivo	3	82.816.945
Profesional y Técnico	12	152.214.678
Administrativo	6	57.259.990
Docente	24	369.380.520
Obrero	6	34.285.179
Personal Contratado	**21**	**128.051.259**
Docente	21	128.051.259
TOTAL	**72**	**824.008.571**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.424.230.690
4.02	Materiales, Suministros y Mercancías	177.800.000
4.03	Servicios no Personales	665.808.915
4.04	Activos Reales	182.803.770
4.07	Transferencias	6.000.000
4.08	Otros Gastos	21.400.288
4.11	Disminución de Pasivos	207.319.476
	TOTAL	**3.685.363.139**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.563.962.851**
Transferencias y Donaciones Corrientes	3.499.962.851
Del Sector Público	3.499.962.851
Transferencias Corrientes Internas Recibidas del Sector Público	3.499.962.851
De los Entes Descentralizados sin Fines Empresariales	3.499.962.851
Venta de Bienes y Servicios de las Administraciones Publicas	50.000.000
Venta de Servicios	50.000.000
Rentas de la Propiedad	14.000.000
Intereses	14.000.000
Intereses Internos	14.000.000
Intereses por Depósitos	14.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos Corrientes	**3.295.239.893**
Remuneraciones	2.424.230.690
Sueldos, Salarios y Otras Retribuciones	1.181.342.379
Beneficios y Complementos de Sueldos y Salarios	360.873.745
Aportes Patronales	65.296.838
Prestaciones Sociales y Otras Indemnizaciones	195.159.637
Asistencia Socioeconómica	241.897.787
Otros Gastos de Personal	379.660.304
Bienes y Servicios	843.608.915
Bienes de Consumo	177.800.000
Servicios no Personales	665.808.915
Depreciación y Amortización	21.400.288
Transferencias y Donaciones Corrientes	6.000.000
Al Sector Privado	6.000.000
Donaciones Corrientes al Sector Privado	6.000.000
Donaciones a Instituciones sin Fines de Lucro	6.000.000
C. Resultado Económico: Ahorro	**268.722.958**
II. Cuenta Capital	
A. Ingresos de Capital	**290.123.246**
Recursos Propios de Capital	290.123.246
Ahorro en la Cuenta Corriente	268.722.958
Incremento de la Depreciación y Amortización Acumuladas	21.400.288
B. Gastos de Capital	**182.803.770**
Inversión Real Directa	182.803.770
Formación Bruta de Capital Fijo	170.803.770
Maquinaria, Equipos y Otros Bienes Muebles	170.803.770
Bienes Intangibles	12.000.000
C. Resultado Financiero: Superávit	**107.319.476**
III. Cuenta Financiera	
A. Fuentes Financieras	**207.319.476**
Disminución de la Inversión Financiera	100.000.000
Disminución de Otros Activos Financieros	100.000.000
Disminución de Disponibilidades	100.000.000
Disminución de Caja	100.000.000
Superávit Financiero	107.319.476
B. Aplicaciones Financieras	**207.319.476**
Disminución de Pasivos	207.319.476
Disminución de Cuentas y Efectos por Pagar	207.319.476
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	207.319.476
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	207.319.476

FUNDACIÓN BIBLIOTECA AYACUCHO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Biblioteca Ayacucho tiene dentro de sus objetivos, la realización de actividades eminentemente culturales, rescatar para su publicación las más importantes obras de la cultura y el pensamiento latinoamericano desde sus orígenes hasta el presente. Además de editar y difundir obras de modo que sirva al propósito de estimular y reafirmar la integración, desarrollo, independencia y proceso de los pueblos del continente y las demás actividades que sean compatibles con la naturaleza de la fundación.

Para el ejercicio fiscal 2006, la Fundación a través de la técnica de elaboración del presupuesto por Proyectos y Acciones Centralizadas, formuló dos (2) proyectos "Producción y Editorial Masiva" y "Promoción y Estimulo de la Industria Nacional del Libro", con los cuales prevé alcanzar las metas siguientes: publicar 28.000 ejemplares de la Colección la Expresión Americana y completar el Diccionario Enciclopédico de las Letras de América Latina (DELAL).

El Proyecto "Producción y Editorial Masiva", tiene por objetivo gestionar lo conducente a la edición y difusión de las diferentes obras del pensamiento y la cultura latinoamericana y el de "Promoción y Estimulo de la Industria Nacional del Libro", organizar y supervisar las actividades públicas programadas, destinadas a fomentar y apoyar la imagen de la Fundación y promocionar al Fondo Editorial a través de la Planificación de Foros, Encuentros con los Escritores y Seminarios.

Para el logro de sus metas dispone de un financiamiento de Bs. 3.842,3 millones, de los cuales Bs. 3.417,0 millones (88,9%) corresponden al Ejecutivo Nacional, ingresos propios por Bs. 390,0 millones (10,2%), ingresos de la propiedad por Bs. 11,9 (0,3%), recursos de capital Bs. 10,0 millones (0,2%) provenientes de la reserva de depreciación y Bs. 13,4 millones (0,4%) a transacciones con activos financieros.

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 3.048,7 millones (79,3%), inversión en activos fijos por Bs. 368,3 millones (9,6%) y aplicaciones financieras por Bs. 425,3 millones (11,9%).

El total del presupuesto está distribuido de la manera siguiente: Proyectos Bs. 2.452,2 millones (63,8%) y Acciones Centralizadas Bs. 1.390,1 millones (36,2%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.818.906.057**
Transferencias y Donaciones Corrientes	3.417.039.221
Del Sector Público	3.417.039.221
Transferencias Corrientes Internas Recibidas del Sector Público	3.417.039.221
De la República	3.417.039.221
Venta de Bienes y Servicios de las Administraciones Publicas	390.000.000
Venta de Bienes	390.000.000
Rentas de la Propiedad	11.866.836
Intereses	11.866.836
Intereses Internos	11.866.836
Intereses por Depósitos	11.866.836

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos de Capital	**10.037.064**
Recursos Propios de Capital	10.037.064
Incremento de la Depreciación y Amortización Acumuladas	10.037.064
Fuentes Financieras	**13.310.120**
Disminución de la Inversión Financiera	13.310.120
Disminución de Otros Activos Financieros	13.310.120
Disminución de Otros Activos Financieros Circulantes	13.310.120
TOTAL	**3.842.253.241**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.048.727.064**
Gastos de Consumo	2.988.728.064
Remuneraciones	1.076.074.000
Sueldos, Salarios y Otras Retribuciones	479.183.000
Beneficios y Complementos de Sueldos y Salarios	187.737.000
Aportes Patronales	72.350.000
Prestaciones Sociales y Otras Indemnizaciones	103.519.000
Asistencia Socioeconómica	114.590.000
Otros Gastos de Personal	118.695.000
Bienes y Servicios	1.902.617.000
Bienes de Consumo	46.150.000
Servicios no Personales	1.856.467.000
Depreciación y Amortización	10.037.064
Otras Perdidas	6.000.000
Obligaciones del Ejercicio Vigente	6.000.000
Devoluciones y Reintegros Diversos	6.000.000
Transferencias y Donaciones Corrientes	53.999.000
Al Sector Privado	53.999.000
Transferencias Corrientes al Sector Privado	53.999.000
Directas a Personas	53.999.000
Pensiones y Otros Beneficios Asociados	25.648.000
Jubilaciones y Otros Beneficios Asociados	28.351.000
Gastos de Capital	**368.313.000**
Inversión Real Directa	368.313.000
Formación Bruta de Capital Fijo	223.163.000
Maquinaria, Equipos y Otros Bienes Muebles	223.163.000
Bienes Intangibles	145.150.000

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Aplicaciones Financieras	**425.213.177**
Inversión Financiera	253.256.247
Incremento de Otros Activos Financieros	21.903.057
Incremento de Disponibilidades	21.903.057
Incremento de Caja	219.030
Incremento de Bancos	21.684.027
Incremento de Cuentas por Cobrar a Corto Plazo	231.353.190
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	231.353.190
Disminución de Pasivos	171.956.930
Disminución de Cuentas y Efectos por Pagar	171.956.930
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	171.956.930
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	171.956.930
TOTAL	**3.842.253.241**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Fbaya01	Producción y Editorial Masiva	Titulo	30		1.980.000.000			1.980.000.000
Fbaya02	Promoción y Estimulo a la Industria Nacional del Libro	Evento / Publicidad	55		472.139.221			472.139.221
	TOTAL		85		2.452.139.221			2.452.139.221

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		429.955.434			429.955.434
02	Gestión Administrativa	415.176.956	480.945.566		10.037.064	906.159.586
03	Previsión y Protección Social		53.999.000			53.999.000
	TOTAL	415.176.956	964.900.000		10.037.064	1.390.114.020

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**38**	**464.614.757**
Directivo	4	99.518.304
Profesional y Técnico	21	222.914.738
Administrativo	7	93.282.063
Obrero	6	48.899.652
Personal Contratado	**10**	**36.000.000**
Profesional y Técnico	10	36.000.000
TOTAL	**48**	**500.614.757**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**5**	**39.906.651**
Jubilado	2	20.953.172
Pensionado	3	18.953.479
TOTAL	**5**	**39.906.651**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.076.074.000
4.02	Materiales, Suministros y Mercancías	46.150.000
4.03	Servicios no Personales	1.856.467.000
4.04	Activos Reales	368.313.000
4.05	Activos Financieros	253.256.247
4.07	Transferencias	53.999.000
4.08	Otros Gastos	16.037.064
4.11	Disminución de Pasivos	171.956.930
	TOTAL	**3.842.253.241**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.818.906.057**
Transferencias y Donaciones Corrientes	3.417.039.221
Del Sector Público	3.417.039.221
Transferencias Corrientes Internas Recibidas del Sector Público	3.417.039.221
De la República	3.417.039.221
Venta de Bienes y Servicios de las Administraciones Publicas	390.000.000
Venta de Bienes	390.000.000
Rentas de la Propiedad	11.866.836
Intereses	11.866.836
Intereses Internos	11.866.836
Intereses por Depósitos	11.866.836
B. Gastos Corrientes	**3.048.727.064**
Remuneraciones	1.076.074.000
Sueldos, Salarios y Otras Retribuciones	479.183.000
Beneficios y Complementos de Sueldos y Salarios	187.737.000
Aportes Patronales	72.350.000
Prestaciones Sociales y Otras Indemnizaciones	103.519.000
Asistencia Socioeconómica	114.590.000
Otros Gastos de Personal	118.695.000
Bienes y Servicios	1.902.617.000
Bienes de Consumo	46.150.000
Servicios no Personales	1.856.467.000
Depreciación y Amortización	10.037.064
Otras Perdidas	6.000.000
Obligaciones del Ejercicio Vigente	6.000.000
Devoluciones y Reintegros Diversos	6.000.000
Transferencias y Donaciones Corrientes	53.999.000
Al Sector Privado	53.999.000
Transferencias Corrientes al Sector Privado	53.999.000
Directas a Personas	53.999.000
Pensiones y Otros Beneficios Asociados	25.648.000
Jubilaciones y Otros Beneficios Asociados	28.351.000
C. Resultado Económico: Ahorro	**770.178.993**
II. Cuenta Capital	
A. Ingresos de Capital	**780.216.057**
Recursos Propios de Capital	780.216.057
Ahorro en la Cuenta Corriente	770.178.993
Incremento de la Depreciación y Amortización Acumuladas	10.037.064
B. Gastos de Capital	**368.313.000**
Inversión Real Directa	368.313.000
Formación Bruta de Capital Fijo	223.163.000
Maquinaria, Equipos y Otros Bienes Muebles	223.163.000
Bienes Intangibles	145.150.000
C. Resultado Financiero: Superávit	**411.903.057**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**425.213.177**
Disminución de la Inversión Financiera	13.310.120
Disminución de Otros Activos Financieros	13.310.120
Disminución de Otros Activos Financieros Circulantes	13.310.120
Superávit Financiero	411.903.057
B. Aplicaciones Financieras	**425.213.177**
Inversión Financiera	253.256.247
Incremento de Otros Activos Financieros	21.903.057
Incremento de Disponibilidades	21.903.057
Incremento de Caja	219.030
Incremento de Bancos	21.684.027
Incremento de Cuentas por Cobrar a Corto Plazo	231.353.190
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	231.353.190
Disminución de Pasivos	171.956.930
Disminución de Cuentas y Efectos por Pagar	171.956.930
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	171.956.930
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	171.956.930

A0342
Fundación La Casa de Bello

FUNDACIÓN LA CASA DE BELLO

Tiene como MISIÓN: Promover actividades de diferentes áreas literarias, abriendo espacio a un enfoque cultural amplio donde interviene diferentes factores relacionados con programas y eventos, Su VISIÓN: Contribuir, desarrollar y facilitar un modelo de gestión que estimule el acercamiento de la sociedad a la literatura y sus diferentes áreas en todos sus alcances.

Entre las Metas proyectadas más relevantes de la Fundación, destacan 1.800 ejemplares de la revista nacional de cultura, 79 talleres de creación literarias, 5 encuentro nacionales, 22 talleres y eventos de las lenguas indígenas de Venezuela, 428 actividades de diferentes áreas literarias, 1 semestre académico de la cátedra de estudios lingüísticos Andrés Bello y 100 reseñas en barriadas como parte de la investigación en el programa los barrios cuentan su historia.

POLÍTICA DE FINANCIAMIENTO: Las fuentes de financiamiento se colocan en **DOS MIL CIENTO SETENTA Y TRES MILLONES SEISCIENTOS CUARENTA Y SIETE MIL TRESCIENTOS CINCUENTA Y SEIS BOLÍVARES Bs. 2.173.647.356.**

DENOMINACIÓN:	**MONTO (En Bolívares)**
Transferencia para financiar gastos corrientes	2.142.800.000
Recurso de Capital	10.897.356
Ingresos Propios	5.600.000
Ingresos Corrientes	14.350.000
Total	**2.173.647.356**

Políticas de Gasto: Las erogaciones están orientada a garantizar el funcionamiento mínimo operacional de la fundación y se ejecutara acorde a las discriminaciones siguientes:

DENOMINACIÓN:	**MONTO (En Bolívares)**
401 Gastos de Personal	553.393.786
402 Materiales suministros y Mercancía.	443.892.460
403 Servicios No Personales	1.137.353.378
404 Activos Reales	6000.000
407 Transferencias	6.700.230
408 Otros gastos	10.897.356
411 Disminución de Pasivos	15.410.146
Total	**2.173.647.356**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**2.162.750.000**
Transferencias y Donaciones Corrientes	2.142.800.000
Del Sector Público	2.142.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.142.800.000
De la República	2.142.800.000
Venta de Bienes y Servicios de las Administraciones Publicas	5.600.000
Venta de Bienes	5.600.000
Otros Ingresos	14.350.000
Otros Ingresos Ordinarios	14.350.000
Ingresos de Capital	**10.897.356**
Recursos Propios de Capital	10.897.356
Incremento de la Depreciación y Amortización Acumuladas	10.897.356
TOTAL	**2.173.647.356**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**2.152.237.210**
Gastos de Consumo	2.145.536.980
Remuneraciones	553.393.786
Sueldos, Salarios y Otras Retribuciones	553.393.786
Bienes y Servicios	1.581.245.838
Bienes de Consumo	443.892.460
Servicios no Personales	1.137.353.378
Depreciación y Amortización	10.897.356
Transferencias y Donaciones Corrientes	6.700.230
Al Sector Privado	6.700.230
Transferencias Corrientes al Sector Privado	6.700.230
Directas a Personas	6.700.230
Jubilaciones y Otros Beneficios Asociados	6.700.230
Gastos de Capital	**6.000.000**
Inversion Real Directa	6.000.000
Formación Bruta de Capital Fijo	6.000.000
Maquinaria, Equipos y Otros Bienes Muebles	6.000.000
Aplicaciones Financieras	**15.410.146**
Disminución de Pasivos	15.410.146
Disminución de Cuentas y Efectos por Pagar	15.410.146
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	15.410.146
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	15.410.146
TOTAL	**2.173.647.356**

RESUMEN DE PROYECTOS (En Bolívares)

Código	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Producción y Editorial Masiva Sistema Nacional del Libro	Ejemplar	8.000	0	115.080.000	0	0	115.080.000
02	Sistema Nacional de Promoción de la Escritura	Reseña	150	0	930.000.000	0	0	930.000.000
03	Promoción y Estimulo de la Industria Nacional del Libro	Taller / Curso	250	0	501.720.000	0	0	501.720.000
04	Sistema Nacional de Investigación	Actividad	4	0	54.000.000	0	0	54.000.000
	TOTAL			0	1.600.800.000	0	0	1.600.800.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	0	200.371.681	0	0	200.371.681
02	Gestión Administrativa	19.950.000	334.928.089	0	10.897.356	365.775.445
03	Previsión y Protección Social	0	6.700.230	0	0	6.700.230
	TOTAL	19.950.000	542.000.000	0	10.897.356	572.847.356

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**16**	**197.750.052**
Directivo	1	28.395.348
Profesional y Técnico	4	71.367.240
Administrativo	5	53.716.200
Obrero	6	44.271.264
TOTAL	**16**	**197.750.052**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1**	**6.700.230**
Jubilado	1	6.700.230
TOTAL	**1**	**6.700.230**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	553.393.786
4.02	Materiales, Suministros y Mercancías	443.892.460
4.03	Servicios no Personales	1.137.353.378
4.04	Activos Reales	6.000.000
4.07	Transferencias	6.700.230
4.08	Otros Gastos	10.897.356
4.11	Disminución de Pasivos	15.410.146
	TOTAL	**2.173.647.356**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.162.750.000**
Transferencias y Donaciones Corrientes	2.142.800.000
Del Sector Público	2.142.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.142.800.000
De la República	2.142.800.000
Venta de Bienes y Servicios de las Administraciones Publicas	5.600.000
Venta de Bienes	5.600.000
Otros Ingresos	14.350.000
Otros Ingresos Ordinarios	14.350.000
B. Gastos Corrientes	**2.152.237.210**
Remuneraciones	553.393.786
Sueldos, Salarios y Otras Retribuciones	553.393.786
Bienes y Servicios	1.581.245.838
Bienes de Consumo	443.892.460
Servicios no Personales	1.137.353.378
Depreciación y Amortización	10.897.356
Transferencias y Donaciones Corrientes	6.700.230
Al Sector Privado	6.700.230
Transferencias Corrientes al Sector Privado	6.700.230
Directas a Personas	6.700.230
Jubilaciones y Otros Beneficios Asociados	6.700.230
C. Resultado Económico: Ahorro	**10.512.790**
II. Cuenta Capital	
A. Ingresos de Capital	**21.410.146**
Recursos Propios de Capital	21.410.146
Ahorro en la Cuenta Corriente	10.512.790
Incremento de la Depreciación y Amortización Acumuladas	10.897.356
B. Gastos de Capital	**6.000.000**
Inversión Real Directa	6.000.000
Formación Bruta de Capital Fijo	6.000.000
Maquinaria, Equipos y Otros Bienes Muebles	6.000.000
C. Resultado Financiero: Superávit	**15.410.146**
III. Cuenta Financiera	
A. Fuentes Financieras	**15.410.146**
Superávit Financiero	15.410.146
B. Aplicaciones Financieras	**15.410.146**
Disminución de Pasivos	15.410.146
Disminución de Cuentas y Efectos por Pagar	15.410.146
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	15.410.146
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	15.410.146

FUNDACIÓN VICENTE EMILIO SOJO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Vicente Emilio Sojo (FUNVES) fue creada mediante Decreto Ley N° 1.339 de fecha 05 de noviembre de 1986, publicada en Gaceta Oficial N° 33.592, del 06/11/86 y su actividad principal es la búsqueda de la integración latinoamericana a través de la música, así como el estudio y la difusión de la música venezolana y latinoamericana, con especial énfasis en la vida y obra del maestro Vicente Emilio.

A continuación cuadro resumen de los recursos asignados a la acciones Centralizadas y los Proyectos:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas:	**326.099.996**
Proyecto:	**443.528.280**
Fomento de la Investigación y Documentación Para la Generación del Conocimiento en las Artes Escénicas y Musicales	443.528.280
TOTAL	**769.628.276**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**752.828.276**
Transferencias y Donaciones Corrientes	732.628.280
Del Sector Público	732.628.280
Transferencias Corrientes Internas Recibidas del Sector Público	732.628.280
De la República	732.628.280
Venta de Bienes y Servicios de las Administraciones Publicas	18.000.000
Venta de Bienes	18.000.000
Rentas de la Propiedad	2.199.996
Intereses	2.199.996
Intereses Internos	2.199.996
Intereses por Depósitos	2.199.996
Ingresos de Capital	**16.800.000**
Recursos Propios de Capital	16.800.000
Incremento de la Depreciación y Amortización Acumuladas	16.800.000
TOTAL	**769.628.276**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**752.628.272**
Gastos de Consumo	732.293.168
Remuneraciones	360.564.212
Sueldos, Salarios y Otras Retribuciones	148.429.914
Beneficios y Complementos de Sueldos y Salarios	102.537.449
Aportes Patronales	20.803.713
Prestaciones Sociales y Otras Indemnizaciones	32.009.244
Asistencia Socioeconómica	54.783.888
Otros Gastos de Personal	2.000.004
Bienes y Servicios	354.928.956
Bienes de Consumo	35.800.008
Servicios no Personales	319.128.948
Depreciación y Amortización	16.800.000
Transferencias y Donaciones Corrientes	20.335.104
Al Sector Privado	20.335.104
Transferencias Corrientes al Sector Privado	20.335.104
Directas a Personas	20.335.104
Pensiones y Otros Beneficios Asociados	6.480.000
Jubilaciones y Otros Beneficios Asociados	13.855.104
Gastos de Capital	**17.000.004**
Inversión Real Directa	17.000.004
Formación Bruta de Capital Fijo	17.000.004
Maquinaria, Equipos y Otros Bienes Muebles	17.000.004
TOTAL	**769.628.276**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Funvs01	Fomento de la Investigación y Documentación Para la Generación del Conocimiento en las Artes Escénicas y Musicales	Ediciones	12	0	443.528.280	0	0	443.528.280
	TOTAL			0	443.528.280	0	0	443.528.280

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	0	166.835.432	0	0	166.835.432
02	Gestión Administrativa	20.199.996	101.929.464	0	16.800.000	138.929.460
03	Previsión y Protección Social	0	20.335.104	0	0	20.335.104
	TOTAL	20.199.996	289.100.000	0	16.800.000	326.099.996

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**13**	**133.429.914**
Directivo	1	21.559.916
Profesional y Técnico	5	63.119.880
Administrativo	3	29.310.118
Obrero	4	19.440.000
Personal Contratado	**2**	**15.000.000**
Profesional y Técnico	2	15.000.000
TOTAL	**15**	**148.429.914**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1**	**8.689.608**
Jubilado	1	8.689.608
Obrero	**1**	**4.860.000**
Pensionado	1	4.860.000
TOTAL	**2**	**13.549.608**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	360.564.212
4.02	Materiales, Suministros y Mercancías	35.800.008
4.03	Servicios no Personales	319.128.948
4.04	Activos Reales	17.000.004
4.07	Transferencias	20.335.104
4.08	Otros Gastos	16.800.000
	TOTAL	**769.628.276**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**752.828.276**
Transferencias y Donaciones Corrientes	732.628.280
Del Sector Público	732.628.280
Transferencias Corrientes Internas Recibidas del Sector Público	732.628.280
De la República	732.628.280
Venta de Bienes y Servicios de las Administraciones Publicas	18.000.000
Venta de Bienes	18.000.000
Rentas de la Propiedad	2.199.996
Intereses	2.199.996
Intereses Internos	2.199.996
Intereses por Depósitos	2.199.996
B. Gastos Corrientes	**752.628.272**
Remuneraciones	360.564.212
Sueldos, Salarios y Otras Retribuciones	148.429.914
Beneficios y Complementos de Sueldos y Salarios	102.537.449
Aportes Patronales	20.803.713
Prestaciones Sociales y Otras Indemnizaciones	32.009.244
Asistencia Socioeconómica	54.783.888
Otros Gastos de Personal	2.000.004
Bienes y Servicios	354.928.956
Bienes de Consumo	35.800.008
Servicios no Personales	319.128.948
Depreciación y Amortización	16.800.000
Transferencias y Donaciones Corrientes	20.335.104
Al Sector Privado	20.335.104
Transferencias Corrientes al Sector Privado	20.335.104
Directas a Personas	20.335.104
Pensiones y Otros Beneficios Asociados	6.480.000
Jubilaciones y Otros Beneficios Asociados	13.855.104
C. Resultado Económico: Ahorro	**200.004**
II. Cuenta Capital	
A. Ingresos de Capital	**17.000.004**
Recursos Propios de Capital	17.000.004
Ahorro en la Cuenta Corriente	200.004
Incremento de la Depreciación y Amortización Acumuladas	16.800.000
B. Gastos de Capital	**17.000.004**
Inversion Real Directa	17.000.004
Formación Bruta de Capital Fijo	17.000.004
Maquinaria, Equipos y Otros Bienes Muebles	17.000.004

A0372
Fundación Teresa Carreño

FUNDACIÓN TERESA CARREÑO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Las acciones estratégicas consideradas por la Fundación Teresa Carreño para el año 2006, pretenden establecer acuerdos con los Gobiernos Regionales y/o Empresas Públicas y Privadas, para el logro de convenios y alianzas de cooperación que permitan difundir a nivel nacional la Programación de las Artes Escénicas y Musicales.

Es importante señalar, que en el marco de la nueva metodología por Proyectos Institucionales, la Fundación Teresa Carreño estima alcanzar el mayor logro social, a través de una programación artística diversificada, presentando una gama de agrupaciones y artistas nacionales que impulsen la pluralidad de expresiones culturales existentes, mediante la contratación, promoción, difusión, producción, realización y montaje de espectáculos públicos y privados en todas las áreas del Complejo Cultural Teresa Carreño y a nivel nacional, a través de la coordinación de salas y espacios.

La asignación de la cuota presupuestaria definitiva para el año 2006, aprobada por la cantidad de Catorce mil Treinta y Cuatro millones Doscientos Diecisiete mil Novecientos Ochenta y Cinco Bolívares sin céntimos (Bs. 14.034.217.985), se complementa con las fuentes de financiamiento propias de la Fundación, para totalizar Diecinueve mil Seiscientos Doce millones Ochocientos Setenta y Cuatro mil Doscientos Noventa y Siete Bolívares sin céntimos (Bs. 19.612.874.297), tal como se detalla a continuación:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas	9.188.446.179
Proyecto:	**10.424.428.118**
FTC001-Consolidación del Sistema de Producción y Divulgación de las Artes Escénicas y Musicales en el Territorio Nacional	10.424.428.118
TOTAL	**19.612.874.297**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**17.763.586.445**
Transferencias y Donaciones Corrientes	14.034.217.985
Del Sector Público	14.034.217.985
Transferencias Corrientes Internas Recibidas del Sector Público	14.034.217.985
De la República	14.034.217.985
Venta de Bienes y Servicios de las Administraciones Publicas	3.506.681.597
Venta de Servicios	3.506.681.597
Otros Ingresos	222.686.863
Otros Ingresos Ajenos a la Operación	222.686.863
Ingresos de Capital	**657.600.000**
Recursos Propios de Capital	657.600.000
Incremento de la Depreciación y Amortización Acumuladas	657.600.000
Fuentes Financieras	**1.191.687.852**
Disminución de la Inversión Financiera	1.181.687.852
Disminución de Otros Activos Financieros	1.181.687.852
Disminución de Disponibilidades	894.000.000
Disminución de Bancos	894.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	287.687.852
Disminución de Cuentas Comerciales por Cobrar	287.687.852
Incremento de Pasivos	10.000.000
Incremento de Otros Pasivos	10.000.000
Incremento de Provisiones y Reservas Técnicas	10.000.000
Incremento de Provisiones	10.000.000
Incremento de Provisiones Para Cuentas Incobrables	10.000.000
TOTAL	**19.612.874.297**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**19.280.374.297**
Gastos de Consumo	18.192.366.558
Remuneraciones	14.792.249.742
Sueldos, Salarios y Otras Retribuciones	6.891.890.882
Beneficios y Complementos de Sueldos y Salarios	3.039.152.788
Aportes Patronales	782.422.908
Prestaciones Sociales y Otras Indemnizaciones	1.910.915.904
Asistencia Socioeconómica	1.707.777.260
Otros Gastos de Personal	460.090.000
Bienes y Servicios	2.732.516.816
Bienes de Consumo	678.330.000
Servicios no Personales	2.054.186.816
Depreciación y Amortización	657.600.000
Provisiones y Otros Gastos	10.000.000
Cuentas Incobrables	10.000.000
Otras Perdidas	250.000.000
Obligaciones del Ejercicio Vigente	250.000.000
Indemnizaciones Diversas	250.000.000
Transferencias y Donaciones Corrientes	838.007.739
Al Sector Privado	838.007.739
Transferencias Corrientes al Sector Privado	838.007.739
Directas a Personas	824.407.739
Pensiones y Otros Beneficios Asociados	209.083.799
Jubilaciones y Otros Beneficios Asociados	615.323.940
A Instituciones sin Fines de Lucro	13.600.000
Gastos de Capital	**222.500.000**
Inversión Real Directa	222.500.000
Formación Bruta de Capital Fijo	222.500.000
Maquinaria, Equipos y Otros Bienes Muebles	202.500.000
Construcciones de Bienes de Dominio Público	20.000.000
Aplicaciones Financieras	**110.000.000**
Disminución de Pasivos	110.000.000
Disminución de Cuentas y Efectos por Pagar	90.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	90.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	90.000.000
Disminución de Otros Pasivos	20.000.000
Disminución de Provisiones y Reservas Técnicas	20.000.000
Disminución de Provisiones	20.000.000
Disminución de Provisiones Para Beneficios Sociales	20.000.000
TOTAL	**19.612.874.297**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Ftc001	Consolidación del Sistema de Producción y Divulgación de las Artes Escénicas y Musicales en el Territorio Nacional	Eventos	750		10.424.428.118			10.424.428.118
	TOTAL				10.424.428.118			10.424.428.118

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	3.052.676.312	2.771.782.128			5.824.458.440
02	Gestión Administrativa	676.692.148	13.600.000		1.849.287.852	2.539.580.000
03	Previsión y Protección Social		824.407.739			824.407.739
	TOTAL	3.729.368.460	3.609.789.867		1.849.287.852	9.188.446.179

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**401**	**4.857.852.360**
Directivo	51	1.561.468.992
Profesional y Técnico	133	1.731.452.400
Administrativo	154	1.093.679.820
Obrero	63	471.251.148
Personal Contratado	**18**	**155.433.600**
Profesional y Técnico	10	108.000.000
Obrero	8	47.433.600
TOTAL	**419**	**5.013.285.960**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**45**	**325.112.736**
Jubilado	33	235.363.848
Pensionado	12	89.748.888
Obrero	**12**	**61.663.068**
Jubilado	10	51.943.068
Pensionado	2	9.720.000
TOTAL	**57**	**386.775.804**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	14.792.249.742
4.02	Materiales, Suministros y Mercancías	678.330.000
4.03	Servicios no Personales	2.054.186.816
4.04	Activos Reales	222.500.000
4.07	Transferencias	838.007.739
4.08	Otros Gastos	917.600.000
4.11	Disminución de Pasivos	110.000.000
	TOTAL	**19.612.874.297**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**17.763.586.445**
Transferencias y Donaciones Corrientes	14.034.217.985
Del Sector Público	14.034.217.985
Transferencias Corrientes Internas Recibidas del Sector Público	14.034.217.985
De la República	14.034.217.985
Venta de Bienes y Servicios de las Administraciones Publicas	3.506.681.597
Venta de Servicios	3.506.681.597
Otros Ingresos	222.686.863
Otros Ingresos Ajenos a la Operación	222.686.863
B. Gastos Corrientes	**19.280.374.297**
Gastos de Consumo	18.192.366.558
Remuneraciones	14.792.249.742
Sueldos, Salarios y Otras Retribuciones	6.891.890.882
Beneficios y Complementos de Sueldos y Salarios	3.039.152.788
Aportes Patronales	782.422.908
Prestaciones Sociales y Otras Indemnizaciones	1.910.915.904
Asistencia Socioeconómica	1.707.777.260
Otros Gastos de Personal	460.090.000
Bienes y Servicios	2.732.516.816
Bienes de Consumo	678.330.000
Servicios no Personales	2.054.186.816
Depreciación y Amortización	657.600.000
Provisiones y Otros Gastos	10.000.000
Cuentas Incobrables	10.000.000
Otras Perdidas	250.000.000
Obligaciones del Ejercicio Vigente	250.000.000
Indemnizaciones Diversas	250.000.000
Transferencias y Donaciones Corrientes	838.007.739
Al Sector Privado	838.007.739
Transferencias Corrientes al Sector Privado	838.007.739
Directas a Personas	824.407.739
Pensiones y Otros Beneficios Asociados	209.083.799
Jubilaciones y Otros Beneficios Asociados	615.323.940
A Instituciones sin Fines de Lucro	13.600.000
C. Resultado Económico: Desahorro	**(1.516.787.852)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**(859.187.852)**
Recursos Propios de Capital	(859.187.852)
Desahorro en la Cuenta Corriente	(1.516.787.852)
Incremento de la Depreciación y Amortización Acumuladas	657.600.000
B. Gastos de Capital	**222.500.000**
Inversión Real Directa	222.500.000
Formación Bruta de Capital Fijo	222.500.000
Maquinaria, Equipos y Otros Bienes Muebles	202.500.000
Construcciones de Bienes de Dominio Público	20.000.000
C. Resultado Financiero:Déficit	**(1.081.687.852)**
III. Cuenta Financiera	
A. Fuentes Financieras	**1.191.687.852**
Disminución de la Inversión Financiera	1.181.687.852
Disminución de Otros Activos Financieros	1.181.687.852
Disminución de Disponibilidades	894.000.000
Disminución de Bancos	894.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	287.687.852
Disminución de Cuentas Comerciales por Cobrar	287.687.852
Incremento de Pasivos	10.000.000
Incremento de Otros Pasivos	10.000.000
Incremento de Provisiones y Reservas Técnicas	10.000.000
Incremento de Provisiones	10.000.000
Incremento de Provisiones Para Cuentas Incobrables	10.000.000
B. Aplicaciones Financieras	**1.191.687.852**
Disminución de Pasivos	110.000.000
Disminución de Cuentas y Efectos por Pagar	90.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	90.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	90.000.000
Disminución de Otros Pasivos	20.000.000
Disminución de Provisiones y Reservas Técnicas	20.000.000
Disminución de Provisiones	20.000.000
Disminución de Provisiones Para Beneficios Sociales	20.000.000
Resultado Financiero: Déficit	1.081.687.852

FUNDACIÓN CENTRO DE ESTUDIOS LATINOAMERICANOS RÓMULO GALLEGOS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Centro de Estudios Latinoamericanos Rómulo Gallegos (CELARG) es una Fundación del Estado venezolano adscrito al Ministerio de la Cultura. Su carácter de Fundación le fue otorgado según Decreto N: 740 del Presidente de la República, de fecha 31 de julio de 1985. Sin embargo, con anterioridad existía como Centro de Estudios Latinoamericano Rómulo Gallegos, creado el 30 de julio de 1974.

Tal como su nombre lo indica, se concibe la Fundación como Centro de Estudios Latinoamericanos. Consecuentemente, su objeto principal es la producción y difusión de conocimientos acerca de la realidad latinoamericana en todos sus aspectos. En la Fundación se atiende a este objeto mediante la realización de tres actividades fundamentales:

- Investigación investigar las producciones histórico-culturales de América Latina y el Caribe.
- Docencia y Difusión orientadas al desarrollo del capital humano mediante la realización de cursos, talleres, eventos académicos y culturales, exposiciones, concursos, publicaciones, etc.
- Documentación conducente al rescate, la adquisición y conservación del patrimonio documental pertinente, mediante la utilización de tecnologías acordes con el desarrollo de las ciencias de la información.

A continuación cuadro resumen de los recursos asignados a la acciones Centralizadas y los Proyectos:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas	**3.010.139.611**
Proyectos:	**2.263.779.809**
CELAR01-Promoción y Estimulo a la Industria Nacional del Libro	1.865.112.657
CELAR02-Sistema Nacional de Investigación e Información del Libro	398.667.152
TOTAL	**5.273.919.420**

PROYECTO. CELAR01-PROMOCIÓN Y ESTIMULO A LA INDUSTRIA NACIONAL DEL LIBRO

Se consolida el equipo de investigación de la Institución, centralizando los aportes individuales en función de las exigencias de una compresión de los procesos de integración cultural de América Latina y contribuir al desarrollo de un conocimiento más estrecho entre las diferentes subregiones culturales latinoamericanas, determinando líneas de fuerza (políticas, históricas, sociales, intelectuales y simbólicas), que permitan; pensar en el establecimiento de relaciones productivas entre las diferentes subregiones culturales latinoamericanas. De esta forma es posible consolidar una cultura de vínculo entre las diferentes subregiones culturales latinoamericanas. Para el año 2004 se auspiciará la continuación de 5 investigaciones iniciadas en el año 2003, así como la inclusión de otras 5, referidas a la Construcción de la ciudadanía en la historia de la modernidad latinoamericana, en ese sentido, son de interés para el CELARG el desarrollo de los siguientes temas:

1. Flujos migratorios y construcción de la ciudadanía: diásporas e hibridaciones culturales. Nuevas configuraciones territoriales: desplazamientos, cambios de frontera y nuevas especialidades. Ciudadanías entre localización y globalización. Nuevas formas de ocupación y de construcción del espacio público.

2. Cultura de masa y ciudadanía: desarrollo urbano, crecimiento demográfico, masificación. El papel de los medios de comunicación en la construcción del espacio público y en la construcción de la identidad ciudadana: procesos de apropiación, reconocimiento y representación, y ejercicio de la pertinencia (el conflicto entre localización y globalización y la crisis de la noción y la practica de la nación). Masas y cultura mediáticas.

3. Culturas urbanas y ciudadanía: rituales colectivos de identificación y construcción de la subjetividad ciudadana. Culturas de élites y culturas populares. Multiculturalismos y grupos de identidad.

4. Género y ciudadania . Construcción de la ciudadanía y presencia de las minorías étnicas, sociales y sexuales. Diferencia. Políticas femeninas de la identidad.

5. Arte y ciudadanía: el papel del arte y del artista en la configuración de la sociedad civil. Construcción del artista como ciudadano. Formas de autorrepresentación del artista en la ciudad: construcción de la visibilidad social del artista y estrategias de distinción y de selección. Construcción de las identidades estilísticas. Práctica artística y participación ciudadana. Arte y espacio público. Globalización, comunicación masiva e internacionalización y desterritorialización de la práctica artística. Arte e identidad ciudadana.

PROYECTOS: CELAR02 -SISTEMA NACIONA DE INVESTIGACIÓN E INFORMACIÓN DEL LIBRO

La Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos, para el período fiscal 2006, se propone dar cumplimiento a una serie de proyectos encausados en el cumplimiento de su misión institucional, especialmente en lo relativo a la investigación, apoyo a la expresión artística, proyectos expositivos y desarrollo de actividades de intercambio de material bibliohemeragráfico y de comunicación a través del Infocentro.

Donde su operación se inscribe en el Plan de la Nación, en sus cincos equilibrios y en el ordenamiento institucional y metodológico dado por el CONAC. Por otra parte, atenderá de forma prioritaria al plan de inversión atinentes a la preservación y valorización del patrimonio cultural, a través del mantenimiento y conservación del edificio sede, relacionado con su edificación e instalaciones. Como consecuencia y producto de presupuestos deficitarios a lo largo de varios años, las inversiones en el mantenimiento y conservación han sido muy deficientes, lo cual ha traído como consecuencia el deterioro creciente de su sede, por lo que en el presente proyecto recoge parte de los trabajos inminentes para garantizar el servicio en el uso de los espacios del complejo cultural.

La cobertura de los proyectos a desarrollar por la Fundación CELARG durante 2006 invoca la atención tanto del público nacional e internacional, mediante la consolidación del equipo de investigadores de la Institución, exposiciones, conciertos, cine, teatro, premios, talleres de expresión literaria en las áreas de Narrativa, Ensayo, Poesía, Dramaturgia y Guión cinematográfico y servicios de información documental y de Internet a través del Infocentro.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**4.688.332.376**
Transferencias y Donaciones Corrientes	3.971.211.026
Del Sector Público	3.971.211.026
Transferencias Corrientes Internas Recibidas del Sector Público	3.971.211.026
De la República	3.971.211.026
Venta de Bienes y Servicios de las Administraciones Publicas	707.001.350
Venta de Servicios	707.001.350
Rentas de la Propiedad	10.120.000
Intereses	10.120.000
Intereses Internos	10.120.000
Intereses por Depósitos	10.120.000
Ingresos de Capital	**2.000.000**
Recursos Propios de Capital	2.000.000
Incremento de la Depreciación y Amortización Acumuladas	2.000.000
Fuentes Financieras	**583.587.044**
Disminución de la Inversión Financiera	583.587.044
Disminución de Otros Activos Financieros	583.587.044
Disminución de Disponibilidades	246.920.378
Disminución de Bancos	246.920.378
Disminución de Cuentas por Cobrar a Corto Plazo	336.666.666
Disminución de Cuentas Comerciales por Cobrar	336.666.666
TOTAL	**5.273.919.420**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**5.105.919.420**
Gastos de Consumo	5.017.345.142
Remuneraciones	3.883.088.642
Sueldos, Salarios y Otras Retribuciones	1.219.179.851
Beneficios y Complementos de Sueldos y Salarios	1.560.396.216
Aportes Patronales	146.799.963
Prestaciones Sociales y Otras Indemnizaciones	321.373.399
Asistencia Socioeconómica	635.339.213
Bienes y Servicios	1.132.256.500
Bienes de Consumo	179.840.000
Servicios no Personales	952.416.500
Depreciación y Amortización	2.000.000
Transferencias y Donaciones Corrientes	88.574.278
Al Sector Privado	88.574.278
Transferencias Corrientes al Sector Privado	88.574.278
Directas a Personas	88.574.278
Jubilaciones y Otros Beneficios Asociados	88.574.278
Gastos de Capital	**18.000.000**
Inversión Real Directa	18.000.000
Formación Bruta de Capital Fijo	18.000.000
Maquinaria, Equipos y Otros Bienes Muebles	18.000.000
Aplicaciones Financieras	**150.000.000**
Disminución de Pasivos	150.000.000
Disminución de Cuentas y Efectos por Pagar	150.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	150.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	65.246.334
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	59.310.886
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	25.442.780
TOTAL	**5.273.919.420**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Celar01	Promoción y Estímulo a la Industria Nacional del Libro	Eventos	23.780		1.865.112.657			1.865.112.657
Celar02	Sistema Nacional de Investigación e Información del Libro	Investigaciones	12	258.768.783	139.898.369			398.667.152
	TOTAL			258.768.783	2.005.011.026			2.263.779.809

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.958.425.333			1.958.425.333
02	Gestión Administrativa	448.232.567	7.774.667		507.132.766	963.140.000
03	Previsión y Protección Social				88.574.278	88.574.278
06	Otras					0
	TOTAL	448.232.567	1.966.200.000		595.707.044	3.010.139.611

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**104**	**1.268.473.701**
Directivo	12	421.128.653
Profesional y Técnico	46	602.712.768
Administrativo	27	133.824.354
Obrero	19	110.807.926
Personal Contratado	**16**	**92.160.000**
Administrativo	8	10.560.000
De Investigación	8	81.600.000
TOTAL	**120**	**1.360.633.701**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**3**	**38.339.750**
Jubilado	3	38.339.750
TOTAL	**3**	**38.339.750**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.883.088.642
4.02	Materiales, Suministros y Mercancías	179.840.000
4.03	Servicios no Personales	952.416.500
4.04	Activos Reales	18.000.000
4.07	Transferencias	88.574.278
4.08	Otros Gastos	2.000.000
4.11	Disminución de Pasivos	150.000.000
	TOTAL	**5.273.919.420**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.688.332.376**
Transferencias y Donaciones Corrientes	3.971.211.026
Del Sector Público	3.971.211.026
Transferencias Corrientes Internas Recibidas del Sector Público	3.971.211.026
De la República	3.971.211.026
Venta de Bienes y Servicios de las Administraciones Publicas	707.001.350
Venta de Servicios	707.001.350
Rentas de la Propiedad	10.120.000
Intereses	10.120.000
Intereses Internos	10.120.000
Intereses por Depósitos	10.120.000
B. Gastos Corrientes	**5.105.919.420**
Remuneraciones	3.883.088.642
Sueldos, Salarios y Otras Retribuciones	1.219.179.851
Beneficios y Complementos de Sueldos y Salarios	1.560.396.216
Aportes Patronales	146.799.963
Prestaciones Sociales y Otras Indemnizaciones	321.373.399
Asistencia Socioeconómica	635.339.213
Bienes y Servicios	1.132.256.500
Bienes de Consumo	179.840.000
Servicios no Personales	952.416.500
Depreciación y Amortización	2.000.000
Transferencias y Donaciones Corrientes	88.574.278
Al Sector Privado	88.574.278
Transferencias Corrientes al Sector Privado	88.574.278
Directas a Personas	88.574.278
Jubilaciones y Otros Beneficios Asociados	88.574.278
C. Resultado Económico: Desahorro	**(417.587.044)**
II. Cuenta Capital	
A. Ingresos de Capital	**(415.587.044)**
Desahorro en la Cuenta Corriente	(417.587.044)
Incremento de la Depreciación y Amortización Acumuladas	2.000.000

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
B. Gastos de Capital	**18.000.000**
Inversión Real Directa	18.000.000
Formación Bruta de Capital Fijo	18.000.000
Maquinaria, Equipos y Otros Bienes Muebles	18.000.000
C. Resultado Financiero: Déficit	**(433.587.044)**
III. Cuenta Financiera	
A. Fuentes Financieras	**583.587.044**
Disminución de la Inversión Financiera	583.587.044
Disminución de Otros Activos Financieros	583.587.044
Disminución de Disponibilidades	246.920.378
Disminución de Bancos	246.920.378
Disminución de Cuentas por Cobrar a Corto Plazo	336.666.666
Disminución de Cuentas Comerciales por Cobrar	336.666.666
B. Aplicaciones Financieras	**583.587.044**
Disminución de Pasivos	150.000.000
Disminución de Cuentas y Efectos por Pagar	150.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	150.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	65.246.334
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	59.310.886
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	25.442.780
Resultado Financiero: Déficit	433.587.044

FUNDACIÓN KUAI-MARE DEL LIBRO VENEZOLANO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Kuai-Mare del Libro Venezolano, tiene como misión la distribución y venta de libros venezolanos y de organizaciones internacionales, así como, de bienes y libros culturales de América Latina y el Caribe.

La actividad principal de la Fundación es la de comercializar, distribuir, vender y promocionar los libros venezolanos, latinoamericanos y del caribe.

Para el ejercicio fiscal 2006, el Instituto a través de la técnica de elaboración del presupuesto por Proyectos y Acciones Centralizadas, formuló el Proyecto "Regionalización de la Red de Librerías Kuai-Mare" cuyo objetivo es ampliar la cobertura de los servicios a todos los sectores a través de la promoción del autor y la lectura dentro de las librerías, programando actividades destinadas a orientar: alumnos, padres, docentes y publico en general en los métodos y técnicas de estimulación a la lectura. La ejecución del proyecto, permitirá atender 150.000 clientes en 75 librerías de la Red, ubicadas en el Área Metropolitana de Caracas y el interior del país.

La Fundación par el logro de sus metas, dispone de un financiamiento de Bs. 10.184,2 millones, de los cuales Bs. 8.282,3 millones (81,3%), corresponden al aporte del Ejecutivo Nacional, ingresos propios Bs. 1.421,7 millones (14,0%) recursos de capital Bs. 272,2 millones (2,7%) provenientes de la reserva de depreciación y Bs. 208,0 millones (2,0%) a transacciones con activos financieros.

Los recursos estimados financiaran una estructura presupuestaria constituida por gastos corrientes de Bs. 8.999,7 millones (88,4%), inversión en activos fijos por Bs. 1.134,5 millones (11,1%) y cancelación de pasivo a corto plazo de Bs. 50,0 millones (0,5%).

El total del presupuesto está distribuido de la manera siguiente: Proyectos Bs. 8.599,9 millones (84,4%) y Acciones Centralizadas Bs. 1.584,3 millones (15,6%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**9.703.959.061**
Transferencias y Donaciones Corrientes	8.282.301.657
Del Sector Público	8.282.301.657
Transferencias Corrientes Internas Recibidas del Sector Público	8.282.301.657
De la República	8.282.301.657
Venta de Bienes y Servicios de las Administraciones Públicas	1.421.657.404
Venta de Bienes	1.421.657.404
Ingresos de Capital	**272.248.200**
Recursos Propios de Capital	272.248.200
Incremento de la Depreciación y Amortización Acumuladas	272.248.200
Fuentes Financieras	**208.000.000**
Disminución de la Inversión Financiera	208.000.000
Disminución de Otros Activos Financieros	208.000.000
Disminución de Disponibilidades	208.000.000
Disminución de Bancos	208.000.000
TOTAL	**10.184.207.261**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**8.999.667.261**
Gastos de Consumo	8.791.667.261
Remuneraciones	3.439.616.580
Sueldos, Salarios y Otras Retribuciones	1.358.900.120
Beneficios y Complementos de Sueldos y Salarios	1.475.476.061
Aportes Patronales	114.959.884
Prestaciones Sociales y Otras Indemnizaciones	326.441.599
Asistencia Socioeconómica	163.838.916
Bienes y Servicios	5.079.802.481
Bienes de Consumo	414.175.061
Servicios no Personales	4.665.627.420
Depreciación y Amortización	272.248.200
Otras Perdidas	208.000.000
Otras Pérdidas	208.000.000
Gastos de Capital	**1.134.540.000**
Inversión Real Directa	1.134.540.000
Formación Bruta de Capital Fijo	1.134.540.000
Maquinaria, Equipos y Otros Bienes Muebles	1.134.540.000
Aplicaciones Financieras	**50.000.000**
Disminución de Pasivos	50.000.000
Disminución de Cuentas y Efectos por Pagar	50.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	50.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	50.000.000
TOTAL	**10.184.207.261**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Regionalización de la Red de Librerías Kuai-Mare	Edificaciones	71	1.421.657.404	7.178.301.657			8.599.959.061
	TOTAL			1.421.657.404	7.178.301.657			8.599.959.061

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		851.740.939			851.740.939
02	Gestión Administrativa		252.259.061		480.248.200	732.507.261
	TOTAL		1.104.000.000		480.248.200	1.584.248.200

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**77**	**674.335.756**
Directivo	13	258.407.967
Profesional y Técnico	13	117.373.545
Administrativo	51	298.554.244
Personal Contratado	**139**	**764.300.000**
Profesional y Técnico	124	654.800.000
Administrativo	15	109.500.000
TOTAL	**216**	**1.438.635.756**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.439.616.580
4.02	Materiales, Suministros y Mercancías	414.175.061
4.03	Servicios no Personales	4.665.627.420
4.04	Activos Reales	1.134.540.000
4.08	Otros Gastos	480.248.200
4.11	Disminución de Pasivos	50.000.000
	TOTAL	**10.184.207.261**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**9.703.959.061**
Transferencias y Donaciones Corrientes	8.282.301.657
Del Sector Público	8.282.301.657
Transferencias Corrientes Internas Recibidas del Sector Público	8.282.301.657
De la República	8.282.301.657
Venta de Bienes y Servicios de las Administraciones Públicas	1.421.657.404
Venta de Bienes	1.421.657.404

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos Corrientes	**8.999.667.261**
Gastos de Consumo	8.791.667.261
Remuneraciones	3.439.616.580
Sueldos, Salarios y Otras Retribuciones	1.358.900.120
Beneficios y Complementos de Sueldos y Salarios	1.475.476.061
Aportes Patronales	114.959.884
Prestaciones Sociales y Otras Indemnizaciones	326.441.599
Asistencia Socioeconómica	163.838.916
Bienes y Servicios	5.079.802.481
Bienes de Consumo	414.175.061
Servicios no Personales	4.665.627.420
Depreciación y Amortización	272.248.200
Otras Perdidas	208.000.000
Otras Pérdidas	208.000.000
C. Resultado Económico: Ahorro	**704.291.800**
II. Cuenta Capital	
A. Ingresos de Capital	**976.540.000**
Recursos Propios de Capital	976.540.000
Ahorro en la Cuenta Corriente	704.291.800
Incremento de la Depreciación y Amortización Acumuladas	272.248.200
B. Gastos de Capital	**1.134.540.000**
Inversión Real Directa	1.134.540.000
Formación Bruta de Capital Fijo	1.134.540.000
Maquinaria, Equipos y Otros Bienes Muebles	1.134.540.000
C. Resultado Financiero: Déficit	**158.000.000**
III. Cuenta Financiera	
A. Fuentes Financieras	**208.000.000**
Disminución de la Inversión Financiera	208.000.000
Disminución de Otros Activos Financieros	208.000.000
Disminución de Disponibilidades	208.000.000
Disminución de Bancos	208.000.000
B. Aplicaciones Financieras	**208.000.000**
Disminución de Pasivos	50.000.000
Disminución de Cuentas y Efectos por Pagar	50.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	50.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	50.000.000
Resultado Financiero: Déficit	158.000.000

A0375
Fundación Casa del Artista

FUNDACIÓN CASA DEL ARTISTA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El presupuesto 2006 de la Fundación Casa del Artista está enmarcado dentro de los cinco equilibrios y las líneas de la nueva visión cultural pública, y presenta un escenario que exige aplicar políticas y estrategias económicas para enfrentar este ejercicio fiscal, derivado de la ejecución del presupuesto de gastos con costo financiero de Bs. 2.529,8 millones.

Por ello las autoridades de la Fundación Casa del Artista, responsables de llevar a cabo los proyectos, se exigirá potenciar ingresos para alcanzar cifras estimadas en Bs. 1.404,7 millones, financiamiento que se logrará a través de la ejecución de actividades propias relacionadas con el desarrollo de actividades artísticas, así como también el arrendamiento de espacios y la aplicación financiera de los recursos del activo circulante de la institución al cierre del ejercicio 2005, transferencias recibidas de empresas privadas, disminución de bancos e inversiones temporales, disminución de deudores y recursos propios de capital.

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas	**1.592.625.863**
Proyectos:	**937.185.343**
FCA0001-Formación y Capacitación en las Artes Escénicas y Musicales	11.728.000
Consolidación del Sistema de Producción y Divulgación de las Artes Escénicas y Musicales en el Territorio Nacional	925.457.343
TOTAL	**2.529.811.206**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.935.511.206**
Transferencias y Donaciones Corrientes	1.485.111.206
Del Sector Privado	360.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	360.000.000
De Empresas Privadas	360.000.000
Del Sector Público	1.125.111.206
Transferencias Corrientes Internas Recibidas del Sector Público	1.125.111.206
De la República	1.125.111.206
Venta de Bienes y Servicios de las Administraciones Publicas	195.400.000
Venta de Servicios	195.400.000
Ingresos de Operación	15.000.000
Ingresos Financieros de Instituciones Financieras	15.000.000
Rentas de la Propiedad	240.000.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	240.000.000
Alquileres	240.000.000
Ingresos de Capital	**35.000.000**
Recursos Propios de Capital	35.000.000
Incremento de la Depreciación y Amortización Acumuladas	35.000.000
Fuentes Financieras	**559.300.000**
Disminución de la Inversión Financiera	559.300.000
Disminución de Otros Activos Financieros	559.300.000
Disminución de Disponibilidades	455.000.000
Disminución de Bancos	255.000.000
Disminución de Inversiones Temporales	200.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	104.300.000
Disminución de Cuentas Comerciales por Cobrar	96.500.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	7.800.000
TOTAL	**2.529.811.206**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**2.261.811.206**
Gastos de Consumo	2.249.811.206
Remuneraciones	1.359.283.206
Sueldos, Salarios y Otras Retribuciones	426.515.355
Beneficios y Complementos de Sueldos y Salarios	499.354.548
Aportes Patronales	51.270.268
Prestaciones Sociales y Otras Indemnizaciones	152.743.035
Asistencia Socioeconómica	179.000.000
Otros Gastos de Personal	50.400.000
Bienes y Servicios	855.528.000
Bienes de Consumo	165.800.000
Servicios no Personales	689.728.000
Depreciación y Amortización	35.000.000
Transferencias y Donaciones Corrientes	12.000.000
Al Sector Privado	12.000.000
Transferencias Corrientes al Sector Privado	12.000.000
Directas a Personas	12.000.000
Otras Transferencias Directas a Personas	12.000.000
Gastos de Capital	**142.000.000**
Inversión Real Directa	142.000.000
Formación Bruta de Capital Fijo	142.000.000
Edificios e Instalaciones	28.000.000
Maquinaria, Equipos y Otros Bienes Muebles	114.000.000
Aplicaciones Financieras	**126.000.000**
Disminución de Pasivos	126.000.000
Disminución de Cuentas y Efectos por Pagar	126.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	86.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	10.236.598
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	55.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	20.763.402
Disminución de Otras Cuentas y Efectos por Pagar	40.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	40.000.000
TOTAL	**2.529.811.206**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Fca0001	Formación y Capacitación en las Artes Escénicas y Musicales	Unidades	0	4.691.200	7.036.800			11.728.000
Fca0002	Consolidación del Sistema de Producción y Divulgación de las Artes Escénicas y Musicales en el Territorio Nacional	Eventos	49	370.182.937	555.274.406			925.457.343
	TOTAL			374.874.137	562.311.206			937.185.343

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	60.525.863	562.800.000		44.600.000	667.925.863
02	Gestión Administrativa				924.700.000	924.700.000
03	Previsión y Protección Social					0
	TOTAL	60.525.863	562.800.000		969.300.000	1.592.625.863

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**42**	**326.415.355**
Directivo	2	50.400.000
Profesional y Técnico	18	150.772.555
Administrativo	15	87.820.800
Obrero	7	37.422.000
Personal Contratado	**10**	**64.400.000**
Profesional y Técnico	6	40.400.000
Administrativo	4	24.000.000
TOTAL	**52**	**390.815.355**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.359.283.206
4.02	Materiales, Suministros y Mercancías	165.800.000
4.03	Servicios no Personales	689.728.000
4.04	Activos Reales	142.000.000
4.07	Transferencias y Donaciones	12.000.000
4.08	Otros Gastos	35.000.000
4.11	Disminución de Pasivos	126.000.000
	TOTAL	**2.529.811.206**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.935.511.206**
Transferencias y Donaciones Corrientes	1.485.111.206
Del Sector Privado	360.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	360.000.000
De Empresas Privadas	360.000.000
Del Sector Público	1.125.111.206
Transferencias Corrientes Internas Recibidas del Sector Público	1.125.111.206
De la República	1.125.111.206
Venta de Bienes y Servicios de las Administraciones Publicas	195.400.000
Venta de Servicios	195.400.000
Ingresos de Operación	15.000.000
Ingresos Financieros de Instituciones Financieras	15.000.000
Rentas de la Propiedad	240.000.000
Utilidades, Dividendos, Alquileres y Otros Ingresos de la Propiedad	240.000.000
Alquileres	240.000.000
B. Gastos Corrientes	**2.261.811.206**
Gastos de Consumo	2.249.811.206
Remuneraciones	1.359.283.206
Sueldos, Salarios y Otras Retribuciones	426.515.355
Beneficios y Complementos de Sueldos y Salarios	499.354.548
Aportes Patronales	51.270.268
Prestaciones Sociales y Otras Indemnizaciones	152.743.035
Asistencia Socioeconómica	179.000.000
Otros Gastos de Personal	50.400.000
Bienes y Servicios	855.528.000
Bienes de Consumo	165.800.000
Servicios no Personales	689.728.000
Depreciación y Amortización	35.000.000
Transferencias y Donaciones Corrientes	12.000.000
Al Sector Privado	12.000.000
Transferencias Corrientes al Sector Privado	12.000.000
Directas a Personas	12.000.000
Otras Transferencias Directas a Personas	12.000.000
C. Resultado Económico: Desahorro	**(326.300.000)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**(291.300.000)**
Recursos Propios de Capital	(291.300.000)
Desahorro en la Cuenta Corriente	(326.300.000)
Incremento de la Depreciación y Amortización Acumuladas	35.000.000
B. Gastos de Capital	**142.000.000**
Inversión Real Directa	142.000.000
Formación Bruta de Capital Fijo	142.000.000
Edificios e Instalaciones	28.000.000
Maquinaria, Equipos y Otros Bienes Muebles	114.000.000
C. Resultado Financiero: Déficit	**(433.300.000)**
III. Cuenta Financiera	
A. Fuentes Financieras	**559.300.000**
Disminución de la Inversión Financiera	559.300.000
Disminución de Otros Activos Financieros	559.300.000
Disminución de Disponibilidades	455.000.000
Disminución de Bancos	255.000.000
Disminución de Inversiones Temporales	200.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	104.300.000
Disminución de Cuentas Comerciales por Cobrar	96.500.000
Disminución de Otras Cuentas por Cobrar a Corto Plazo	7.800.000
B. Aplicaciones Financieras	**559.300.000**
Disminución de Pasivos	126.000.000
Disminución de Cuentas y Efectos por Pagar	126.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	86.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	10.236.598
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	55.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	20.763.402
Disminución de Otras Cuentas y Efectos por Pagar	40.000.000
Disminución de Otras Cuentas por Pagar a Corto Plazo	40.000.000
Resultado Financiero: Déficit	433.300.000

A0378
Fundación de Etnomusicologia y Folklore

FUNDACIÓN DE ETNOMUSICOLOGIA Y FOLKLORE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación de Etnomusicóloga y Folklore fue creado mediante decreto publicado en la Gaceta Oficial N°. 34558 del 21 de septiembre de 1990 y su actividad principal es la investigación, preservación y difusión de la cultura tradicional y popular de Venezuela, Latinoamérica y el Caribe.

El Presupuesto de esta Fundación fue formulado en acciones centralizadas y proyectos que se discriminan a continuación:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLIVARES)
Acciones Centralizadas	1.047.100.000
Proyecto:	9.133.800.003
Funde01 –Encuentro Nacional por la Diversidad Cultural y la Integración Latinoamericana y Caribeña	9.133.800.003
TOTAL	**10.180.900.003**

El presupuesto de ingresos de esta Fundación se sitúa en Bs. 10.180,9 millones, discriminados en Bs. 9.980,9 millones provenientes de transferencias y donaciones corrientes del ejecutivo nacional; Bs. 11,0 millones por venta de servicios (ventas de libros, CD, videos, discos y cassettes), Bs. 42,0 millones de intereses por colocaciones bancarias; Bs. 50,0 millones de recursos de capital y 97,0 millones por disminución de caja y bancos.

El presupuesto de gastos para el año 2006 asciende a Bs. 10.180,9 millones, distribuidos en: gastos corrientes Bs. 7.898,9 millones; gastos de capital Bs. 2.042,4 millones y Bs. 239,6 millones por aplicaciones financieras (incremento de inversiones temporales y disminución de cuentas a pagar a proveedores a corto plazo)

El resultado económico y financiero de esta Fundación, refleja en la cuenta corriente un ahorro de Bs. 2.135,0 millones y un superávit de Bs. 142,6 millones en cuenta de capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**10.033.900.000**
Transferencias y Donaciones Corrientes	9.980.900.000
Del Sector Público	9.980.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	9.980.900.000
De la República	9.980.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	11.000.000
Venta de Servicios	11.000.000
Rentas de la Propiedad	42.000.000
Intereses	42.000.000
Intereses Internos	42.000.000
Intereses por Depósitos	42.000.000
Ingresos de Capital	**50.000.000**
Recursos Propios de Capital	50.000.000
Incremento de la Depreciación y Amortización Acumuladas	50.000.000
Fuentes Financieras	**97.000.003**
Disminución de la Inversión Financiera	97.000.003
Disminución de Otros Activos Financieros	97.000.003
Disminución de Disponibilidades	97.000.003
Disminución de Bancos	97.000.003
TOTAL	**10.180.900.003**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**7.898.929.994**
Gastos de Consumo	7.834.770.727
Remuneraciones	3.284.442.097
Sueldos, Salarios y Otras Retribuciones	2.119.179.330
Beneficios y Complementos de Sueldos y Salarios	303.002.439
Aportes Patronales	113.993.444
Prestaciones Sociales y Otras Indemnizaciones	210.727.501
Asistencia Socioeconómica	171.823.790
Otros Gastos de Personal	365.715.593
Bienes y Servicios	4.500.328.630
Bienes de Consumo	801.697.030
Servicios no Personales	3.698.631.600
Depreciación y Amortización	50.000.000
Transferencias y Donaciones Corrientes	64.159.267
Al Sector Privado	64.159.267
Transferencias Corrientes al Sector Privado	64.159.267
Directas a Personas	30.159.267
Jubilaciones y Otros Beneficios Asociados	30.159.267
Otras Transferencias Corrientes Internas al Sector Privado	34.000.000
Gastos de Capital	**2.042.346.573**
Inversión Real Directa	2.042.346.573
Formación Bruta de Capital Fijo	2.021.946.573
Maquinaria, Equipos y Otros Bienes Muebles	571.946.573
Construcciones de Bienes de Dominio Privado	1.450.000.000
Bienes Intangibles	20.400.000
Aplicaciones Financieras	**239.623.436**
Inversión Financiera	200.000.000
Incremento de Otros Activos Financieros	200.000.000
Incremento de Disponibilidades	200.000.000
Incremento de Inversiones Temporales	200.000.000
Disminución de Pasivos	39.623.436
Disminución de Cuentas y Efectos por Pagar	39.623.436
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	39.623.436
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	39.623.436
TOTAL	**10.180.900.003**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Funde01	Encuentro Nacional por la Diversidad Cultural y la Integración Latinoamericana y Caribeña	Jornada	1		8.933.800.000		200.000.003	9.133.800.003
	TOTAL				8.933.800.000		200.000.003	9.133.800.003

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.016.940.733			1.016.940.733
03	Previsión y Protección Social		30.159.267			30.159.267
	TOTAL		1.047.100.000			1.047.100.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**15**	**212.177.627**
Directivo	1	36.505.848
Profesional y Técnico	9	127.711.516
Administrativo	4	40.670.263
Obrero	1	7.290.000
Personal Contratado	**36**	**439.500.000**
Directivo	2	51.600.000
Profesional y Técnico	23	302.070.000
Administrativo	4	34.800.000
Obrero	7	51.030.000
TOTAL	**51**	**651.677.627**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**2**	**20.033.014**
Jubilado	2	20.033.014
TOTAL	**2**	**20.033.014**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.284.442.097
4.02	Materiales, Suministros y Mercancías	801.697.030
4.03	Servicios no Personales	3.698.631.600
4.04	Activos Reales	2.042.346.573
4.05	Activos Financieros	200.000.000
4.07	Transferencias	64.159.267
4.08	Otros Gastos	50.000.000
4.11	Disminución de Pasivos	39.623.436
	TOTAL	**10.180.900.003**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**10.033.900.000**
Transferencias y Donaciones Corrientes	9.980.900.000
Del Sector Público	9.980.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	9.980.900.000
De la República	9.980.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	11.000.000
Venta de Servicios	11.000.000
Rentas de la Propiedad	42.000.000
Intereses	42.000.000
Intereses Internos	42.000.000
Intereses por Depósitos	42.000.000
B. Gastos Corrientes	**7.898.929.994**
Remuneraciones	3.284.442.097
Sueldos, Salarios y Otras Retribuciones	2.119.179.330
Beneficios y Complementos de Sueldos y Salarios	303.002.439
Aportes Patronales	113.993.444
Prestaciones Sociales y Otras Indemnizaciones	210.727.501
Asistencia Socioeconómica	171.823.790
Otros Gastos de Personal	365.715.593
Bienes y Servicios	4.500.328.630
Bienes de Consumo	801.697.030
Servicios no Personales	3.698.631.600
Depreciación y Amortización	50.000.000
Transferencias y Donaciones Corrientes	64.159.267
Al Sector Privado	64.159.267
Transferencias Corrientes al Sector Privado	64.159.267
Directas a Personas	30.159.267
Jubilaciones y Otros Beneficios Asociados	30.159.267
Otras Transferencias Corrientes Internas al Sector Privado	34.000.000
C. Resultado Económico : Ahorro	**2.134.970.006**
II. Cuenta Capital	
A. Ingresos de Capital	**2.184.970.006**
Recursos Propios de Capital	2.184.970.006
Ahorro en la Cuenta Corriente	2.134.970.006
Incremento de la Depreciación y Amortización Acumuladas	50.000.000
B. Gastos de Capital	**2.042.346.573**
Inversión Real Directa	2.042.346.573
Formación Bruta de Capital Fijo	2.021.946.573
Maquinaria, Equipos y Otros Bienes Muebles	571.946.573
Construcciones de Bienes de Dominio Privado	1.450.000.000
Bienes Intangibles	20.400.000
C. Resultado Financiero: Superávit	**142.623.433**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**239.623.436**
Disminución de la Inversión Financiera	97.000.003
Disminución de Otros Activos Financieros	97.000.003
Disminución de Disponibilidades	97.000.003
Disminución de Bancos	97.000.003
Superávit Financiero	142.623.433
B. Aplicaciones Financieras	**239.623.436**
Inversión Financiera	200.000.000
Incremento de Otros Activos Financieros	200.000.000
Incremento de Disponibilidades	200.000.000
Incremento de Inversiones Temporales	200.000.000
Disminución de Pasivos	39.623.436
Disminución de Cuentas y Efectos por Pagar	39.623.436
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	39.623.436
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	39.623.436

A0390
Fundación Cinemateca Nacional

FUNDACIÓN CINEMATECA NACIONAL

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Cinemateca nacional, surge como una necesidad de jerarquizar, fortalecer y dotar de mejores recursos a una institución, para atender la conservación, acopio, catalogación y difusión de documentos y producciones del arte cinematográfico de todas las tendencias y periodos que constituyen el acervo histórico y cultural de las artes cinematográficas internacionales de todos los tiempos, con énfasis, en el arte americano y en especial el Venezolano.

En la estructura de los recursos para el año 2006 se estima recibir del Ejecutivo Nacional Bs. 11.066,3 millones de los cuales 9.185,4 millones son para proyectos y 1.880,9 para acciones centralizadas, es decir, un 83% de los recursos son para proyectos y un 17% para acciones centralizadas.

El segundo rubro de importancia se encuentran los recursos propios por 242,9 millones, los cuales provienen de los programas de exhibición de películas en las salas de cine de la Cinemateca Nacional, y en otras que se inauguraran en el 2006 y en las productos que ofrece la institución como libros, películas. También están los intereses por depósitos que serán generados en las cuentas bancarias.

En tercer lugar, la disminución de caja y banco que se estima será de 128,1 millones los cuales se destinaran a la cancelación de pasivos tanto a proveedores, otras obligaciones de ejercicios anteriores y otras cuentas por pagar. Y por último los recursos de capital que financiarán los gastos de depreciación.

La Fundación Cinemateca Nacional para el año 2006, plantea la ejecución de tres (3) proyectos fundamentales para el desarrollo de su misión y visión, y enmarcados dentro de los diez (10) objetivos estratégicos y en los equilibrios, que constituyen las bases estructurales en que se fundamenta la Gestión del Estado

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas	**2.308.413.820**
Proyectos:	**9.580.396.787**
FCN0601-Adecuación Tecnológica del Archivo Fílmico	3.538.654.195
Fcn0602- Red Nacional de Salas de Cinemateca	5.381.742.592
Fcn0604-Ampliación de la Colección Fílmica Mundial	660.000.000
TOTAL	**11.888.810.607**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**11.333.196.787**
Transferencias y Donaciones Corrientes	11.066.300.000
Del Sector Público	11.066.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	11.066.300.000
De la República	11.066.300.000
Venta de Bienes y Servicios de las Administraciones Publicas	242.896.787
Venta de Bienes	206.123.975
Venta de Servicios	36.772.812
Rentas de la Propiedad	24.000.000
Intereses	24.000.000
Intereses Internos	24.000.000
Intereses por Depósitos	24.000.000
Ingresos de Capital	**427.513.820**
Recursos Propios de Capital	427.513.820
Incremento de la Depreciación y Amortización Acumuladas	427.513.820
Fuentes Financieras	**128.100.000**
Disminución de la Inversión Financiera	128.100.000
Disminución de Otros Activos Financieros	128.100.000
Disminución de Disponibilidades	128.100.000
Disminución de Caja	128.100.000
TOTAL	**11.888.810.607**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**5.918.610.607**
Gastos de Consumo	5.847.091.992
Remuneraciones	2.856.057.724
Sueldos, Salarios y Otras Retribuciones	1.009.279.159
Beneficios y Complementos de Sueldos y Salarios	1.173.370.701
Aportes Patronales	127.631.639
Prestaciones Sociales y Otras Indemnizaciones	267.420.849
Asistencia Socioeconómica	278.355.376
Bienes y Servicios	1.632.146.960
Bienes de Consumo	359.916.960
Servicios no Personales	1.272.230.000
Impuestos Indirectos	931.373.488
Depreciación y Amortización	427.513.820
Transferencias y Donaciones Corrientes	71.518.615
Al Sector Privado	63.118.615
Transferencias Corrientes al Sector Privado	63.118.615
Directas a Personas	63.118.615
Pensiones y Otros Beneficios Asociados	15.435.455
Jubilaciones y Otros Beneficios Asociados	47.683.160
Al Sector Externo	8.400.000
Donaciones Corrientes al Exterior	8.400.000
A Organismos Internacionales	8.400.000
Gastos de Capital	**5.842.100.000**
Inversión Real Directa	5.842.100.000
Formación Bruta de Capital Fijo	5.567.100.000
Edificios e Instalaciones	22.400.000
Maquinaria, Equipos y Otros Bienes Muebles	4.244.700.000
Construcciones de Bienes de Dominio Privado	1.300.000.000
Bienes Intangibles	275.000.000
Aplicaciones Financieras	**128.100.000**
Disminución de Pasivos	128.100.000
Disminución de Cuentas y Efectos por Pagar	128.100.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	83.100.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	23.100.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	60.000.000
Disminución de Otras Cuentas y Efectos por Pagar	45.000.000
Disminución de Obligaciones de Ejercicios Anteriores	45.000.000
TOTAL	**11.888.810.607**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Fcn0601	Adecuación Tecnológica del Archivo Fílmico	Transferencias Electrónicas	6	45.154.195	3.493.500.000			3.538.654.195
Fcn0602	Red Nacional de Salas de Cinemateca	Edificaciones	5	221.742.592	5.160.000.000			5.381.742.592
Fcn0604	Ampliación de la Colección Fílmica Mundial	Obras	50		660.000.000			660.000.000
	TOTAL			266.896.787	9.313.500.000			9.580.396.787

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.145.172.382			1.145.172.382
02	Gestión Administrativa		544.509.003		555.613.820	1.100.122.823
03	Previsión y Protección Social		63.118.615			63.118.615
	TOTAL		1.752.800.000		555.613.820	2.308.413.820

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**68**	**869.743.656**
Directivo	10	275.666.553
Profesional y Técnico	22	299.555.358
Administrativo	30	253.628.265
Obrero	6	40.893.480
Personal Contratado	**58**	**338.040.000**
Profesional y Técnico	18	163.440.000
Administrativo	35	149.160.000
Obrero	5	25.440.000
TOTAL	126	1.207.783.656

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**4**	**27.009.018**
Jubilado	3	20.452.367
Pensionado	1	6.556.651
TOTAL	4	27.009.018

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.856.057.724
4.02	Materiales, Suministros y Mercancías	359.916.960
4.03	Servicios no Personales	2.203.603.488
4.04	Activos Reales	5.842.100.000
4.07	Transferencias y Donaciones	71.518.615
4.08	Otros Gastos	427.513.820
4.11	Disminución de Pasivos	128.100.000
	TOTAL	11.888.810.607

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.333.196.787**
Transferencias y Donaciones Corrientes	11.066.300.000
Del Sector Público	11.066.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	11.066.300.000
De la República	11.066.300.000
Venta de Bienes y Servicios de las Administraciones Publicas	242.896.787
Venta de Bienes	206.123.975
Venta de Servicios	36.772.812
Rentas de la Propiedad	24.000.000
Intereses	24.000.000
Intereses Internos	24.000.000
Intereses por Depósitos	24.000.000
B. Gastos Corrientes	**5.918.610.607**
Remuneraciones	2.856.057.724
Sueldos, Salarios y Otras Retribuciones	1.009.279.159
Beneficios y Complementos de Sueldos y Salarios	1.173.370.701
Aportes Patronales	127.631.639
Prestaciones Sociales y Otras Indemnizaciones	267.420.849
Asistencia Socioeconómica	278.355.376
Bienes y Servicios	1.632.146.960
Bienes de Consumo	359.916.960
Servicios no Personales	1.272.230.000
Impuestos Indirectos	931.373.488
Depreciación y Amortización	427.513.820
Transferencias y Donaciones Corrientes	71.518.615
Al Sector Privado	63.118.615
Transferencias Corrientes al Sector Privado	63.118.615
Directas a Personas	63.118.615
Pensiones y Otros Beneficios Asociados	15.435.455
Jubilaciones y Otros Beneficios Asociados	47.683.160
Al Sector Externo	8.400.000
Donaciones Corrientes al Exterior	8.400.000
A Organismos Internacionales	8.400.000
C. Resultado Económico: Ahorro	**5.414.586.180**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**5.842.100.000**
Recursos Propios de Capital	5.842.100.000
Ahorro en la Cuenta Corriente	5.414.586.180
Incremento de la Depreciación y Amortización Acumuladas	427.513.820
B. Gastos de Capital	**5.842.100.000**
Inversión Real Directa	5.842.100.000
Formación Bruta de Capital Fijo	5.567.100.000
Edificios e Instalaciones	22.400.000
Maquinaria, Equipos y Otros Bienes Muebles	4.244.700.000
Construcciones de Bienes de Dominio Privado	1.300.000.000
Bienes Intangibles	275.000.000
III. Cuenta Financiera	
A. Fuentes Financieras	**128.100.000**
Disminución de la Inversión Financiera	128.100.000
Disminución de Otros Activos Financieros	128.100.000
Disminución de Disponibilidades	128.100.000
Disminución de Caja	128.100.000
B. Aplicaciones Financieras	**128.100.000**
Disminución de Pasivos	128.100.000
Disminución de Cuentas y Efectos por Pagar	128.100.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	83.100.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	23.100.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	60.000.000
Disminución de Otras Cuentas y Efectos por Pagar	45.000.000
Disminución de Obligaciones de Ejercicios Anteriores	45.000.000

A0413
Fundación Poliedro de Caracas

FUNDACIÓN POLIEDRO DE CARACAS

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Los principales objetivos propuestos por la Fundación Poliedro de Caracas, en línea con los objetivos culturales del Ministerio de la Cultura y él CONAC y dentro de lo establecido en él articulo 99 del capitulo VI de la Constitución de la Republica Bolivariana de Venezuela, que garantiza el acceso de la cultura a la población venezolana, son los siguientes:

a. Consolidar a la Fundación Poliedro de Caracas como centro cultural de libre acceso a la población venezolana

b. Elevar la calidad de vida, desarrollo profesional e identidad del personal con la institución, como principal soporte de su éxito y motor para la conquista de rol protagónico que la Fundación esta llamada a representar en los procesos de cambio que demanda nuestro país.

c. Optimizar la capacidad de respuesta de la Fundación, a objeto de satisfacer en oportunidad y calidad la gran diversidad de manifestaciones culturales que pueden ser incluidas dentro de la categoría de espectáculo, más allá de la rentabilidad de mercado que sea posible obtener en cada caso.

d. Fortalecer el recurso humano de la Fundación, como objetivo de carácter estratégico, por cuanto representa la base sobre la cual reposan sus competencias, dentro del marco de la actual reforma cultural.

e. Intensificar la labor cultural y aprovechar al máximo el Domo y las áreas periféricas del Poliedro de Caracas, como principal vehículo de su proyección institucional.

El Presupuesto de la Fundación Poliedro de Caracas de las acciones centralizadas y proyectos se discriminan a continuación:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas	5.364.000.000
Proyecto:	4.200.000.000
Plie01 –Consolidación del Sistema de Producción y Divulgación de las Artes Escénicas y Musicales en todo el Territorio Nacional	4.200.000.000
TOTAL	**9 .564.000.000**

El presupuesto de ingresos del Poliedro de Caracas se sitúa en Bs. 9.564,0 millones, discriminados en: Bs. 7.200,0 millones provenientes de las trasferencias corrientes del Ejecutivo nacional; Bs. 1.800,0 millones por ventas de servicios (taquilla, arrendamiento; entre otros) y Bs. 564,0 millones de recursos de capital (depreciación)

El presupuesto de gastos para el año 2006 asciende a Bs. 9.564,0 millones, distribuidos en: gastos corrientes Bs. 8.637,0 millones; gastos de capital Bs. 465,0 millones y Bs. 462,0 por disminución de pasivos (disminución de cuentas a pagar a contratistas y proveedores)

El resultado económico y financiero de esta Fundación, refleja en la cuenta corriente un ahorro de Bs. 363, 0 millones y un superávit de Bs. 462,0 millones en cuenta de capital.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**9 .000.000.000**
Transferencias y Donaciones Corrientes	7.200.000.000
Del Sector Público	7.200.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	7.200.000.000
De la República	7.200.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	1.800.000.000
Venta de Bienes	1.800.000.000
Ingresos de Capital	**564.000.000**
Recursos Propios de Capital	564.000.000
Incremento de la Depreciación y Amortización Acumuladas	564.000.000
TOTAL	**9 .564.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**8.637.040.000**
Gastos de Consumo	8.237.040.000
Remuneraciones	3.573.280.000
Sueldos, Salarios y Otras Retribuciones	1.177.000.000
Beneficios y Complementos de Sueldos y Salarios	1.050.040.000
Aportes Patronales	146.000.000
Prestaciones Sociales y Otras Indemnizaciones	555.000.000
Asistencia Socioeconómica	645.240.000
Bienes y Servicios	4.099.760.000
Bienes de Consumo	355.800.000
Servicios no Personales	3.743.960.000
Depreciación y Amortización	564.000.000
Transferencias y Donaciones Corrientes	400.000.000
Al Sector Privado	200.000.000
Donaciones Corrientes al Sector Privado	200.000.000
Donaciones a Personas	50.000.000
Donaciones a Instituciones sin Fines de Lucro	150.000.000
Al Sector Público	200.000.000
Donaciones Corrientes al Sector Público	200.000.000
A Instituciones de Protección Social	200.000.000
Gastos de Capital	**465.000.000**
Inversión Real Directa	465.000.000
Formación Bruta de Capital Fijo	465.000.000
Maquinaria, Equipos y Otros Bienes Muebles	465.000.000
Aplicaciones Financieras	**461.960.000**
Disminución de Pasivos	461.960.000
Disminución de Cuentas y Efectos por Pagar	461.960.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	461.960.000
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	244.389.506
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	217.570.494
TOTAL	**9 .564.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Polie01	Consolidación del Sistema de Producción y Divulgación de las Artes Escénicas y Musicales en Todo el Territorio Nacional	Evento	36		4.200.000.000			4.200.000.000
	TOTAL				4.200.000.000			4.200.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.203.040.000	987.600.000			2.190.640.000
02	Gestión Administrativa	596.960.000	2.012.400.000		564.000.000	3.173.360.000
	TOTAL	1.800.000.000	3.000.000.000		564.000.000	5.364.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**72**	**9 47.640.000**
Directivo	16	438.240.000
Profesional y Técnico	11	165.165.000
Administrativo	29	242.265.000
Obrero	16	101.970.000
TOTAL	**72**	**947.640.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.573.280.000
4.02	Materiales, Suministros y Mercancías	355.800.000
4.03	Servicios no Personales	3.743.960.000
4.04	Activos Reales	465.000.000
4.07	Transferencias	400.000.000
4.08	Otros Gastos	564.000.000
4.11	Disminución de Pasivos	461.960.000
	TOTAL	**9 .564.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**9 .000.000.000**
Transferencias y Donaciones Corrientes	7.200.000.000
Del Sector Público	7.200.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	7.200.000.000
De la República	7.200.000.000
-Recursos Ordinarios	7.200.000.000
Venta de Bienes y Servicios de las Administraciones Publicas	1.800.000.000
Venta de Bienes	1.800.000.000
B. Gastos Corrientes	**8.637.040.000**
Remuneraciones	3.573.280.000
Sueldos, Salarios y Otras Retribuciones	1.177.000.000
Beneficios y Complementos de Sueldos y Salarios	1.050.040.000
Aportes Patronales	146.000.000
Prestaciones Sociales y Otras Indemnizaciones	555.000.000
Asistencia Socioeconómica	645.240.000
Bienes y Servicios	4.099.760.000
Bienes de Consumo	355.800.000
Servicios no Personales	3.743.960.000
Depreciación y Amortización	564.000.000
Transferencias y Donaciones Corrientes	400.000.000
Al Sector Privado	200.000.000
Donaciones Corrientes al Sector Privado	200.000.000
Donaciones a Personas	50.000.000
Donaciones a Instituciones sin Fines de Lucro	150.000.000
Al Sector Público	200.000.000
Donaciones Corrientes al Sector Público	200.000.000
A Instituciones de Protección Social	200.000.000
C. Resultado Económico: Ahorro	**362.9 60.000**
II. Cuenta Capital	
A. Ingresos de Capital	**926.960.000**
Recursos Propios de Capital	926.960.000
Ahorro en la Cuenta Corriente	362.960.000
Incremento de la Depreciación y Amortización Acumuladas	564.000.000
B. Gastos de Capital	**465.000.000**
Inversión Real Directa	465.000.000
Formación Bruta de Capital Fijo	465.000.000
Maquinaria, Equipos y Otros Bienes Muebles	465.000.000
C. Resultado Financiero: Superávit	**461.960.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**461.9 60.000**
Superávit Financiero	461.960.000
B. Aplicaciones Financieras	**461.9 60.000**
Disminución de Pasivos	461.960.000
Disminución de Cuentas y Efectos por Pagar	461.960.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	461.960.000
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	244.389.506
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	217.570.494

A0417
Fundación Centro Nacional de la Fotografía de Venezuela

FUNDACIÓN CENTRO NACIONAL DE LA FOTOGRAFÍA DE VENEZUELA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La estructura del presupuesto institucional 2006 de la Fundación, refleja una dependencia del Aporte del Ejecutivo Nacional, el cual asciende a la cantidad de Novecientos Ochenta y Tres millones Ochocientos Mil Bolívares (Bs. 983.800.000).

La Institución focaliza su atención en la consecución de las metas establecidas en los procesos de fomento y desarrollo de la actividad fotográfica, formación, capacitación, producciones editoriales, así como la promoción nacional e internacional del quehacer fotográfico.

Con base a la cuota asignada para el año 2006, se estima coordinar con otros entes públicos y privados acuerdos, alianzas y/o convenios que permitan desarrollar actividades que estén sintonizadas con el plan de desarrollo nacional, en lo que a materia cultural se refiere.

A continuación cuadro resumen de los recursos asignados a la acciones Centralizadas y los Proyectos:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas:	**395.540.000**
Proyecto:	**589.200.000**
FCNFV01-Desconcentración de la Acción de los Museos Nacionales y Centro de Fotografía	589.200.000
TOTAL	**984.740.000**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**983.800.000**
Transferencias y Donaciones Corrientes	983.800.000
Del Sector Público	983.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	983.800.000
De la República	983.800.000
Ingresos de Capital	**940.000**
Recursos Propios de Capital	940.000
Incremento de la Depreciación y Amortización Acumuladas	940.000
TOTAL	**984.740.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**961.249.558**
Gastos de Consumo	961.249.558
Remuneraciones	419.375.158
Sueldos, Salarios y Otras Retribuciones	419.375.158
Bienes y Servicios	540.934.400
Bienes de Consumo	71.080.000
Servicios no Personales	469.854.400
Depreciación y Amortización	940.000
Gastos de Capital	**23.490.442**
Inversión Real Directa	23.490.442
Formación Bruta de Capital Fijo	23.490.442
Maquinaria, Equipos y Otros Bienes Muebles	23.490.442
TOTAL	**984.740.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Fcnfv01	Desconcentración de la Acción de los Museos Nacionales y Centro de Fotografía	Actividades Culturales	7		589.200.000			589.200.000
	TOTAL				589.200.000			589.200.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		319.375.158			319.375.158
02	Gestión Administrativa		75.224.842		940.000	76.164.842
03	Previsión y Protección Social					0
06	Otras					0
	TOTAL		394.600.000		940.000	395.540.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**8**	**135.787.560**
Directivo	1	37.739.520
Profesional y Técnico	4	80.989.440
Obrero	3	17.058.600
Personal Contratado	**1**	**10.000.000**
Profesional y Técnico	1	10.000.000
TOTAL	**9**	**145.787.560**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	419.375.158
4.02	Materiales, Suministros y Mercancías	71.080.000
4.03	Servicios no Personales	469.854.400
4.04	Activos Reales	23.490.442
4.08	Otros Gastos	940.000
	TOTAL	**984.740.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**983.800.000**
Transferencias y Donaciones Corrientes	983.800.000
Del Sector Público	983.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	983.800.000
De la República	983.800.000
B. Gastos Corrientes	**961.249.558**
Gastos de Consumo	961.249.558
Remuneraciones	419.375.158
Sueldos, Salarios y Otras Retribuciones	419.375.158
Bienes y Servicios	540.934.400
Bienes de Consumo	71.080.000
Servicios no Personales	469.854.400
Depreciación y Amortización	940.000
C. Resultado Económico: Ahorro	**22.550.442**
II. Cuenta Capital	
A. Ingresos de Capital	**23.490.442**
Recursos Propios de Capital	23.490.442
Ahorro en la Cuenta Corriente	22.550.442
Incremento de la Depreciación y Amortización Acumuladas	940.000
B. Gastos de Capital	**23.490.442**
Inversión Real Directa	23.490.442
Formación Bruta de Capital Fijo	23.490.442
Maquinaria, Equipos y Otros Bienes Muebles	23.490.442
C. Resultado Financiero: Equilibrado	

A0424
Fundación Museos Nacionales

FUNDACIÓN MUSEOS NACIONALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Museos Nacionales deberá cumplir durante el ejercicio fiscal 2006 con los programas de difusión, investigación y fomento de las artes plásticas, así como con los de educación para y por el arte, conservación de patrimonio artístico, mediante la ejecución de un Presupuesto de Bs. 38.741.510.035.

El presupuesto 2006 esta distribuido de la siguiente manera:

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas:	**12.934.840.270**
Proyectos:	**25.806.669.765**
FMNAC01-Apoyo a la Creación y Producción de las Artes Enriquecimiento y Preservación del Patrimonio Artístico	3.000.000.000
FMNAC03-Creación del Museo Nacional de Arquitectura	600.000.000
FMNAC06-Difusión Para la Sensibilización y Valoración de las Artes y Espacios Públicos de las Artes	1.200.000.000
FMNAC04-Investigación de las Artes de la Imagen y el Espacio	2.315.869.765
FMNAC02-Desconcentración de la Acción de los Museos Nacionales	5.610.800.000
FMNAC05-Difusión de Eventos Estratégicos y Productos de Difusión Masiva	13.080.000.000
TOTAL	**38.741.510.035**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**33.432.569.765**
Transferencias y Donaciones Corrientes	33.432.569.765
Del Sector Público	33.432.569.765
Transferencias Corrientes Internas Recibidas del Sector Público	33.432.569.765
De la República	33.432.569.765
Ingresos de Capital	**1.444.702.326**
Recursos Propios de Capital	1.444.702.326
Incremento de la Depreciación y Amortización Acumuladas	1.444.702.326
Fuentes Financieras	**3.864.237.944**
Disminución de la Inversión Financiera	3.864.237.944
Disminución de Otros Activos Financieros	3.864.237.944
Disminución de Disponibilidades	3.864.237.944
Disminución de Bancos	3.864.237.944
TOTAL	**38.741.510.035**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**35.395.314.272**
Gastos de Consumo	34.704.311.071
Remuneraciones	23.437.116.205
Sueldos, Salarios y Otras Retribuciones	8.393.209.960
Beneficios y Complementos de Sueldos y Salarios	9.253.004.077
Aportes Patronales	1.276.432.351
Prestaciones Sociales y Otras Indemnizaciones	2.257.272.000
Asistencia Socioeconómica	2.257.197.817
Bienes y Servicios	9.822.492.540
Bienes de Consumo	4.314.475.548
Servicios no Personales	5.508.016.992
Depreciación y Amortización	1.444.702.326
Transferencias y Donaciones Corrientes	691.003.201
Al Sector Privado	691.003.201
Transferencias Corrientes al Sector Privado	691.003.201
Directas a Personas	691.003.201
Pensiones y Otros Beneficios Asociados	88.155.699
Jubilaciones y Otros Beneficios Asociados	602.847.502
Gastos de Capital	**2.736.195.763**
Inversión Real Directa	2.736.195.763
Formación Bruta de Capital Fijo	2.736.195.763
Edificios e Instalaciones	347.433.763
Maquinaria, Equipos y Otros Bienes Muebles	2.388.762.000
Aplicaciones Financieras	**610.000.000**
Disminución de Pasivos	610.000.000
Disminución de Cuentas y Efectos por Pagar	610.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	610.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	610.000.000
TOTAL	**38.741.510.035**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Fmnac01	Apoyo a la Creación y Producción de las Artes Enriquecimiento y Preservación del Patrimonio Artístico	Obras	208		3.000.000.000			3.000.000.000
Fmnac03	Creación del Museo Nacional de Arquitectura	Sedes Adqui-rehabilit-equipada	1		600.000.000			600.000.000
Fmnac06	Difusión Para la Sensibilización y Valoración de las Artes y Espacios Públicos de las Artes	Eventos	8		1.200.000.000			1.200.000.000
Fmnac04	Investigación de las Artes de la Imagen y el Espacio	Actividad	1.789		2.315.869.765			2.315.869.765
Fmnac02	Desconcentración de la Acción de los Museos Nacionales	Sedes Adqui-rehabilit-equipada	18		5.610.800.000			5.610.800.000
Fmnac05	Difusión de Eventos Estratégicos y Productos de Difusión Masiva	Exposiciones	65		13.080.000.000			13.080.000.000
	TOTAL				25.806.669 .765			25.806.669.765

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		6.760.066.770		3.254.237.944	10.014.304.714
02	Gestión Administrativa		174.830.029		2.054.702.326	2.229.532.355
03	Previsión y Protección Social		691.003.201			691.003.201
	TOTAL		7.625.9 00.000		5.308.940.270	12.934.840.270

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**792**	**7.384.138.924**
Directivo	70	1.449.920.809
Profesional y Técnico	268	3.087.130.345
Administrativo	352	2.302.313.119
Obrero	102	544.774.651
Personal Fijo a Tiempo Parcial	**36**	**99.061.225**
Profesional y Técnico	2	16.107.054
Administrativo	34	82.954.171
Personal Contratado	**61**	**406.892.369**
Profesional y Técnico	20	189.420.768
Administrativo	34	183.456.291
Obrero	7	34.015.310
TOTAL	**889**	**7.890.092.518**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**44**	**361.342.044**
Jubilado	35	312.967.416
Pensionado	9	48.374.628
TOTAL	**44**	**361.342.044**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	23.437.116.205
4.02	Materiales, Suministros y Mercancías	4.314.475.548
4.03	Servicios no Personales	5.508.016.992
4.04	Activos Reales	2.736.195.763
4.07	Transferencias y Donaciones	691.003.201
4.08	Otros Gastos	1.444.702.326
4.11	Disminución de Pasivos	610.000.000
	TOTAL	**38.741.510.035**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**33.432.569.765**
Transferencias y Donaciones Corrientes	33.432.569.765
Del Sector Público	33.432.569.765
Transferencias Corrientes Internas Recibidas del Sector Público	33.432.569.765
De la República	33.432.569.765
B. Gastos Corrientes	**35.395.314.272**
Gastos de Consumo	34.704.311.071
Remuneraciones	23.437.116.205
Sueldos, Salarios y Otras Retribuciones	8.393.209.960
Beneficios y Complementos de Sueldos y Salarios	9.253.004.077
Aportes Patronales	1.276.432.351
Prestaciones Sociales y Otras Indemnizaciones	2.257.272.000
Asistencia Socioeconómica	2.257.197.817
Bienes y Servicios	9.822.492.540
Bienes de Consumo	4.314.475.548
Servicios no Personales	5.508.016.992
Depreciación y Amortización	1.444.702.326
Transferencias y Donaciones Corrientes	691.003.201
Al Sector Privado	691.003.201
Transferencias Corrientes al Sector Privado	691.003.201
Directas a Personas	691.003.201
Pensiones y Otros Beneficios Asociados	88.155.699
Jubilaciones y Otros Beneficios Asociados	602.847.502
C. Resultado Económico: Desahorro	**(1.962.744.507)**
II. Cuenta Capital	
A. Ingresos de Capital	**(518.042.181)**
Recursos Propios de Capital	(518.042.181)
Desahorro	(1.962.744.507)
Incremento de la Depreciación y Amortización Acumuladas	1.444.702.326
B. Gastos de Capital	**2.736.195.763**
Inversión Real Directa	2.736.195.763
Formación Bruta de Capital Fijo	2.736.195.763
Edificios e Instalaciones	347.433.763
Maquinaria, Equipos y Otros Bienes Muebles	2.388.762.000
C. Resultado Financiero: Déficit	**(3.254.237.944)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**3.864.237.944**
Disminución de la Inversión Financiera	3.864.237.944
Disminución de Otros Activos Financieros	3.864.237.944
Disminución de Disponibilidades	3.864.237.944
Disminución de Bancos	3.864.237.944
B. Aplicaciones Financieras	**3.864.237.944**
Disminución de Pasivos	610.000.000
Disminución de Cuentas y Efectos por Pagar	610.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	610.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	610.000.000
Resultado Financiero: Déficit	3.254.237.944

A0821
Centro Nacional Autónomo de Cinematografia
(CNAC)

CENTRO NACIONAL AUTÓNOMO DE CINEMATOGRAFÍA (CNAC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Centro Nacional Autónomo de Cinematografía (CNAC), a través de la Ley de Cinematografía Nacional es el órgano rector de la actividad de la cinematografía del país. Su misión es estimular, proteger y promover la producción, distribución, exhibición y difusión dentro y fuera del país, de las obras cinematográficas nacionales.

La política de gastos se orienta a dar continuidad a la operatividad de la institución a través de las acciones centralizadas y los cinco (5) proyectos presentados:

Acciones Centralizadas	4.437.542.982
Proyectos:	11.659.850.000
-Laboratorio del Cine Audiovisual	900.000.000
-Distribuidora Amazonía Films	2.060.000.000
-Fomento de la Producción Cinematográfica	5.745.850.000
-Programa de Financiamiento Cultural	2.310.000.000
-Creación del Sistema Nacional de Información de Estadística	644.000.000
TOTAL	**16.097.392.982**

Para el ejercicio económico 2006, el presupuesto de ingresos se sitúa en Bs. 16.097,4 millones, discriminados en: Bs. 11.261,1 millones provenientes de transferencias corrientes; Bs. 160,0 millones por ingresos de Amazonía Films; Bs. 200,0 millones de intereses por títulos y valores; Bs. 187,0 millones de depreciación y recursos financieros de Bs. 4.289,3 (disminución de caja y bancos y recuperación de préstamos).

El presupuesto de gastos para del año 2006 asciende a Bs. 16.097,4 millones, distribuidos en: gastos corrientes Bs. 9.213,1 millones; gastos de capital Bs. 1.522,3 millones y Bs. 5.362,0 millones de aplicaciones financieras.

Los resultados económicos y financieros proyectados indican un ahorro por Bs. 2.408,0 millones en la cuenta corriente y un superávit en la cuenta capital de Bs. 1.072,7 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**11.621.100.000**
Transferencias y Donaciones Corrientes	11.261.100.000
Del Sector Público	11.261.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	11.261.100.000
De la República	11.261.100.000
Venta de Bienes y Servicios de las Administraciones Publicas	160.000.000
Venta de Servicios	160.000.000
Rentas de la Propiedad	200.000.000
Intereses	200.000.000
Intereses Internos	200.000.000
Intereses por Depósitos	200.000.000
Ingresos de Capital	**186.946.569**
Recursos Propios de Capital	186.946.569
Incremento de la Depreciación y Amortización Acumuladas	186.946.569
Fuentes Financieras	**4.289.346.413**
Disminución de la Inversión Financiera	4.289.346.413
Disminución de Otros Activos Financieros	4.289.346.413
Disminución de Disponibilidades	4.137.496.413
Disminución de Caja	4.137.496.413
Disminución de Otros Activos Financieros Circulantes	151.850.000
TOTAL	**16.097.392.982**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**9.213.134.100**
Gastos de Consumo	4.584.745.699
Remuneraciones	2.768.647.353
Sueldos, Salarios y Otras Retribuciones	2.768.647.353
Bienes y Servicios	1.629.151.777
Bienes de Consumo	222.715.884
Servicios no Personales	1.406.435.893
Depreciación y Amortización	186.946.569
Transferencias y Donaciones Corrientes	4.628.388.401
Al Sector Privado	4.628.388.401
Transferencias Corrientes al Sector Privado	4.628.388.401
Directas a Personas	4.628.388.401
Otras Transferencias Directas a Personas	4.628.388.401
Gastos de Capital	**1.522.252.469**
Inversión Real Directa	1.522.252.469
Formación Bruta de Capital Fijo	1.522.252.469
Maquinaria, Equipos y Otros Bienes Muebles	1.522.252.469
Aplicaciones Financieras	**5.362.006.413**
Inversión Financiera	3.018.510.000
Incremento de Otros Activos Financieros	3.018.510.000
Incremento de Otros Activos Financieros no Circulantes	3.018.510.000
Disminución de Pasivos	2.343.496.413
Disminución de Cuentas y Efectos por Pagar	2.343.496.413
Disminución de Cuentas y Efectos por Pagar a Mediano 'y Largo Plazo	2.343.496.413
Disminución de Efectos a Pagar a Contratistas Mediano y Largo Plazo	2.343.496.413
TOTAL	**16.097.392.982**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Cnac001	Fomento de la Actividad Cinematográfica	Apoyo	23	945.850.000	4.800.000.000			5.745.850.000
Canc002	Distribuidora Amazonia Films	Plan	40	1.160.000.000	900.000.000			2.060.000.000
Canc003	Laboratorio del Cine Audiovisual	Talleres	54		900.000.000			900.000.000
Cnac004	Creación del Sistema Nacional de Información Estadística	Plataforma / Equipo	1	200.000.000	444.000.000			644.000.000
Cnac005	Programa de Financiamiento Cultural	Apoyo	229		2.310.000.000			2.310.000.000
	TOTAL			2.305.850.000	9 .354.000.000			11.659 .850.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.509.100.000			1.509.100.000
02	Gestión Administrativa	2.530.442.982	398.000.000			2.928.442.982
	TOTAL	2.530.442.982	1.907.100.000			4.437.542.982

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**78**	**1.071.226.626**
Directivo	12	276.750.000
Profesional y Técnico	52	662.556.626
Administrativo	7	94.170.000
Obrero	7	37.750.000
Personal Contratado	**5**	**153.960.000**
Profesional y Técnico	5	153.960.000
TOTAL	**83**	**1.225.186.626**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.768.647.353
4.02	Materiales, Suministros y Mercancías	222.715.884
4.03	Servicios no Personales	1.406.435.893
4.04	Activos Reales	1.522.252.469
4.05	Activos Financieros	3.018.510.000
4.07	Transferencias y Donaciones	4.628.388.401
4.08	Otros Gastos	186.946.569
4.11	Disminución de Pasivos	2.343.496.413
	TOTAL	**16.097.392.982**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.621.100.000**
Transferencias y Donaciones Corrientes	11.261.100.000
Del Sector Público	11.261.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	11.261.100.000
De la República	11.261.100.000
Venta de Bienes y Servicios de las Administraciones Publicas	160.000.000
Venta de Servicios	160.000.000
Rentas de la Propiedad	200.000.000
Intereses	200.000.000
Intereses Internos	200.000.000
Intereses por Depósitos	200.000.000
B. Gastos Corrientes	**9.213.134.100**
Gastos de Consumo	4.584.745.699
Remuneraciones	2.768.647.353
Sueldos, Salarios y Otras Retribuciones	2.768.647.353
Bienes y Servicios	1.629.151.777
Bienes de Consumo	222.715.884
Servicios no Personales	1.406.435.893
Depreciación y Amortización	186.946.569
Transferencias y Donaciones Corrientes	4.628.388.401
Al Sector Privado	4.628.388.401
Transferencias Corrientes al Sector Privado	4.628.388.401
Directas a Personas	4.628.388.401
Otras Transferencias Directas a Personas	4.628.388.401
C. Resultado Económico: Ahorro	**2.407.965.900**
II. Cuenta Capital	
A. Ingresos de Capital	**2.594.912.469**
Recursos Propios de Capital	2.594.912.469
Ahorro en la Cuenta Corriente	2.407.965.900
Incremento de la Depreciación y Amortización Acumuladas	186.946.569
B. Gastos de Capital	**1.522.252.469**
Inversión Real Directa	1.522.252.469
Formación Bruta de Capital Fijo	1.522.252.469
Maquinaria, Equipos y Otros Bienes Muebles	1.522.252.469
C. Resultado Financiero: Superávit	**1.072.660.000**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**5.362.006.413**
Disminución de la Inversión Financiera	4.289.346.413
Disminución de Otros Activos Financieros	4.289.346.413
Disminución de Disponibilidades	4.137.496.413
Disminución de Caja	4.137.496.413
Disminución de Otros Activos Financieros Circulantes	151.850.000
Superávit Financiero	1.072.660.000
B. Aplicaciones Financieras	**5.362.006.413**
Inversión Financiera	3.018.510.000
Incremento de Otros Activos Financieros	3.018.510.000
Incremento de Otros Activos Financieros no Circulantes	3.018.510.000
Disminución de Pasivos	2.343.496.413
Disminución de Cuentas y Efectos por Pagar	2.343.496.413
Disminución de Cuentas y Efectos por Pagar a Mediano y Largo Plazo	2.343.496.413
Disminución de Efectos a Pagar a Contratistas Mediano y Largo Plazo	2.343.496.413

A0829
Centro Nacional del Libro (CNL)

CENTRO NACIONAL DEL LIBRO (CNL)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Hasta el año 2005, el Centro Nacional del Libro (CNL) fue un Instituto Autónomo encargado de promocionar al libro y al autor, así como de salvaguardar los derechos de todos los actores de la cadena editorial. Con la creación de la Plataforma del Libro, el CNL ocupará una posición de liderazgo dentro del sector ya que será el Organismo encargado de velar que dicha plataforma se adecúe a los lineamientos emanados del Ministerio de la Cultura promoviendo la democratización, descentralización y masificación del libro como un bien cultural.

ACCIONES CENTRALIZADAS Y PROYECTOS	(EN BOLÍVARES)
Acciones Centralizadas	**1.675.644.663**
Proyectos:	**13.319.739.009**
CENAL01-Producción Editorial Masiva	164.000.009
CENAL02-Sistema Nacional de Promoción de la Escritura	142.000.000
CENAL09-Imprenta Cultural	3.000.000.000
CENAL06-Sistema Nacional de Investigación e Información del Libro	500.000.000
CENAL03-Promoción y Estimulo a la Industria Nacional del Libro	4.197.339.000
CENAL05-Distribuidora Nacional	5.316.400.000
TOTAL	**14.995.383.672**

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**14.554.739.009**
Transferencias y Donaciones Corrientes	14.394.739.009
Del Sector Público	14.394.739.009
Transferencias Corrientes Internas Recibidas del Sector Público	14.394.739.009
De la República	14.394.739.009
Venta de Bienes y Servicios de las Administraciones Publicas	160.000.000
Venta de Servicios	160.000.000
Ingresos de Capital	**440.644.663**
Recursos Propios de Capital	440.644.663
Incremento de la Depreciación y Amortización Acumuladas	440.644.663
TOTAL	**14.995.383.672**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**12.363.740.672**
Gastos de Consumo	9.563.740.672
Remuneraciones	2.446.679.000
Sueldos, Salarios y Otras Retribuciones	1.035.600.000
Beneficios y Complementos de Sueldos y Salarios	522.115.000
Aportes Patronales	132.935.000
Prestaciones Sociales y Otras Indemnizaciones	155.782.000
Asistencia Socioeconómica	197.936.000
Otros Gastos de Personal	402.311.000
Bienes y Servicios	6.676.417.009
Bienes de Consumo	2.061.838.009
Servicios no Personales	4.614.579.000
Depreciación y Amortización	440.644.663
Transferencias y Donaciones Corrientes	2.800.000.000
Al Sector Privado	2.800.000.000
Transferencias Corrientes al Sector Privado	2.800.000.000
A Empresas Privadas	2.800.000.000
Gastos de Capital	**2.631.643.000**
Inversión Real Directa	2.631.643.000
Formación Bruta de Capital Fijo	2.631.643.000
Maquinaria, Equipos y Otros Bienes Muebles	2.631.643.000
TOTAL	**14.995.383.672**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Cenal01	Producción Editorial Masiva	Revista	30.000	20.000.000	144.000.009			164.000.009
Cenal02	Sistema Nacional de Promoción de la Escritura	Empresas	1	10.000.000	132.000.000			142.000.000
Cenal09	Imprenta Cultural	Impresoras	1		3.000.000.000			3.000.000.000
Cenal06	Sistema Nacional de Investigación e Información del Libro	Investigaciones	10	20.000.000	480.000.000			500.000.000
Cenal03	Promoción y Estímulo a la Industria Nacional del Libro	Eventos	5	10.000.000	4.187.339.000			4.197.339.000
Cenal05	Distribuidora Nacional	Empresas	1	100.000.000	5.216.400.000			5.316.400.000
	TOTAL			160.000.000	13.159.739.009			13.319.739.009

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		895.072.000			895.072.000
02	Gestión Administrativa		339.928.000		440.644.663	780.572.663
	TOTAL		1.235.000.000		440.644.663	1.675.644.663

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**67**	**742.119.495**
Directivo	17	323.713.305
Profesional y Técnico	38	347.593.100
Administrativo	8	48.070.863
Obrero	4	22.742.227
Personal Contratado	**41**	**388.543.000**
Profesional y Técnico	41	388.543.000
TOTAL	**108**	**1.130.662.495**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.446.679.000
4.02	Materiales, Suministros y Mercancías	2.061.838.009
4.03	Servicios no Personales	4.614.579.000
4.04	Activos Reales	2.631.643.000
4.07	Transferencias	2.800.000.000
4.08	Otros Gastos	440.644.663
	TOTAL	**14.995.383.672**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**14.554.739.009**
Transferencias y Donaciones Corrientes	14.394.739.009
Del Sector Público	14.394.739.009
Transferencias Corrientes Internas Recibidas del Sector Público	14.394.739.009
De la República	14.394.739.009
Venta de Bienes y Servicios de las Administraciones Publicas	160.000.000
Venta de Servicios	160.000.000
B. Gastos Corrientes	**12.363.740.672**
Gastos de Consumo	9.563.740.672
Remuneraciones	2.446.679.000
Sueldos, Salarios y Otras Retribuciones	1.035.600.000
Beneficios y Complementos de Sueldos y Salarios	522.115.000
Aportes Patronales	132.935.000
Prestaciones Sociales y Otras Indemnizaciones	155.782.000
Asistencia Socioeconómica	197.936.000
Otros Gastos de Personal	402.311.000
Bienes y Servicios	6.676.417.009
Bienes de Consumo	2.061.838.009
Servicios no Personales	4.614.579.000
Depreciación y Amortización	440.644.663
Transferencias y Donaciones Corrientes	2.800.000.000
Al Sector Privado	2.800.000.000
Transferencias Corrientes al Sector Privado	2.800.000.000
A Empresas Privadas	2.800.000.000
C. Resultado Económico :Ahorro	**2.190.998.337**
II. Cuenta Capital	
A. Ingresos de Capital	**2.631.643.000**
Recursos Propios de Capital	2.631.643.000
Ahorro en la Cuenta Corriente	2.190.998.337
Incremento de la Depreciación y Amortización Acumuladas	440.644.663
B. Gastos de Capital	**2.631.643.000**
Inversión Real Directa	2.631.643.000
Formación Bruta de Capital Fijo	2.631.643.000
Maquinaria, Equipos y Otros Bienes Muebles	2.631.643.000
C. Resultado Financiero: Equilibrado	

A0948
Instituto de las Artes Escénicas y Musicales

INSTITUTO DE LAS ARTES ESCENICAS Y MUSICALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto de las Artes Escénicas y Musicales, funcionara como Servicio Autónomo sin personalidad jurídica, creado mediante Reglamento Orgánico del Ministerio de la Cultura según el Decreto N° 3.745, publicado en la Gaceta Oficial N° 38.224 de fecha 08-07-2005.

La finalidad del Instituto es formular políticas vinculadas con la danza, teatro, música y manifestaciones afines a las artes escénicas y musicales; así como, propiciar los procesos de investigación, formación, producción y difusión; organización de eventos nacionales e internacionales, entre otros.

La acción cultural del Instituto comprende las actividades dirigidas a las artes escénicas y musicales, destinadas a garantizar la participación protagónica y democrática de las comunidades, con la intención de que asuman un papel en la instrumentación y la apropiación de las artes como medios de expresión de su propia identidad.

El Presupuesto de ingresos y gastos de este Instituto fue formulado en acciones centralizadas y seis (6) proyectos.

El presupuesto de ingresos se sitúa en Bs. 59.875,4 millones, discriminados en Bs. 59.518,9 millones provenientes de transferencias corrientes del ejecutivo nacional y Bs. 356,5 millones de depreciación.

El presupuesto de gastos para el año 2006 asciende a Bs. 59.875,4 millones, distribuidos en: gastos corrientes Bs. 56.310,0 millones; y gastos de capital Bs. 3.565,4 millones.

Los resultados económicos y financieros proyectados indican un ahorro por Bs. 3.208,8 millones en la cuenta corriente y un equilibrio en la cuenta capital

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**59 .518.848.510**
Transferencias y Donaciones Corrientes	59.518.848.510
Del Sector Público	59.518.848.510
Transferencias Corrientes Internas Recibidas del Sector Público	59.518.848.510
De la República	59.518.848.510
Ingresos de Capital	**356.538.868**
Recursos Propios de Capital	356.538.868
Incremento de la Depreciación y Amortización Acumuladas	356.538.868
TOTAL	**59.875.387.378**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**56.309.998.702**
Gastos de Consumo	23.004.898.702
Remuneraciones	12.896.679.537
Sueldos, Salarios y Otras Retribuciones	4.048.707.121
Beneficios y Complementos de Sueldos y Salarios	5.010.230.462
Aportes Patronales	501.083.962
Prestaciones Sociales y Otras Indemnizaciones	1.462.905.756
Asistencia Socioeconómica	1.671.823.128
Otros Gastos de Personal	201.929.108
Bienes y Servicios	9.751.680.297
Bienes de Consumo	3.342.165.895
Servicios no Personales	6.409.514.402
Depreciación y Amortización	356.538.868
Transferencias y Donaciones Corrientes	33.305.100.000
Al Sector Privado	33.305.100.000
Transferencias Corrientes al Sector Privado	33.305.100.000
Otras Transferencias Corrientes Internas al Sector Privado	33.305.100.000
Gastos de Capital	**3.565.388.676**
Inversión Real Directa	3.565.388.676
Formación Bruta de Capital Fijo	3.497.388.668
Maquinaria, Equipos y Otros Bienes Muebles	3.497.388.668
Bienes Intangibles	68.000.008
TOTAL	**59.875.387.378**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Iaem001	Formación y Capacitación en las Artes Escénicas y Musicales	Capacitación	264		1.865.918.209			1.865.918.209
Iaem02	Fomento de la Investigación y Documentación Para la Generación del Conocimiento en las Artes Escénicas y Musicales	Centro/equipo	100		1.888.077.404			1.888.077.404
Iaem03	Consolidación del Sistema de Producción y Divulgación de las Artes Escénicas y Musicales en Todo el Territorio Nacional	Producto Informativo	272		9.196.760.366			9.196.760.366
Iaem05	Financiamiento de las Agrupaciones Culturales Privadas	Votante	1.466		21.000.000.000			21.000.000.000
Iaem04	Fortalecimiento de la Plataforma de Orquestas Sinfónicas de las Artes Escénicas y Musicales, en Todo el Territorio Nacional	Recurso Administrado	24		12.000.000.000			12.000.000.000
Iaem06	Fortalecimiento a Instituciones Multidisciplinarias Emblemáticas del Quehacer Cultural	Apoyo	3		600.000.000			600.000.000
	TOTAL				46.550.755.9 79			46.550.755.9 79

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		8.017.949.782			8.017.949.782
02	Gestión Administrativa		4.950.142.749		356.538.868	5.306.681.617
	TOTAL		12.968.092.531		356.538.868	13.324.631.399

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**135**	**2.797.694.075**
Directivo	44	1.218.805.583
Profesional y Técnico	74	1.442.544.356
Administrativo	17	136.344.136
Personal Contratado	**98**	**1.160.000.000**
Profesional y Técnico	98	1.160.000.000
TOTAL	**233**	**3.957.694.075**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	12.896.679.537
4.02	Materiales, Suministros y Mercancías	3.342.165.895
4.03	Servicios no Personales	6.409.514.402
4.04	Activos Reales	3.565.388.676
4.07	Transferencias y Donaciones	33.305.100.000
4.08	Otros Gastos	356.538.868
	TOTAL	**59.875.387.378**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**59 .518.848.510**
Transferencias y Donaciones Corrientes	59.518.848.510
Del Sector Público	59.518.848.510
Transferencias Corrientes Internas Recibidas del Sector Público	59.518.848.510
De la República	59.518.848.510
B. Gastos Corrientes	**56.309.998.702**
Gastos de Consumo	23.004.898.702
Remuneraciones	12.896.679.537
Sueldos, Salarios y Otras Retribuciones	4.048.707.121
Beneficios y Complementos de Sueldos y Salarios	5.010.230.462
Aportes Patronales	501.083.962
Prestaciones Sociales y Otras Indemnizaciones	1.462.905.756
Asistencia Socioeconómica	1.671.823.128
Otros Gastos de Personal	201.929.108
Bienes y Servicios	9.751.680.297
Bienes de Consumo	3.342.165.895
Servicios no Personales	6.409.514.402
Depreciación y Amortización	356.538.868
Transferencias y Donaciones Corrientes	33.305.100.000
Al Sector Privado	33.305.100.000
Transferencias Corrientes al Sector Privado	33.305.100.000
Otras Transferencias Corrientes Internas al Sector Privado	33.305.100.000
C. Resultado Económico :Ahorro	**3.208.849.808**
II. Cuenta Capital	
A. Ingresos de Capital	**3.565.388.676**
Recursos Propios de Capital	3.565.388.676
Ahorro en la Cuenta Corriente	3.208.849.808
Incremento de la Depreciación y Amortización Acumuladas	356.538.868
B. Gastos de Capital	**3.565.388.676**
Inversión Real Directa	3.565.388.676
Formación Bruta de Capital Fijo	3.497.388.668
Maquinaria, Equipos y Otros Bienes Muebles	3.497.388.668
Bienes Intangibles	68.000.008
C. Resultado Financiero: Equilibrado	

A0949
Instituto de las Artes de la Imagen y el Espacio

INSTITUTO DE LAS ARTES DE LA IMAGEN Y EL ESPACIO

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto de las Artes de la Imagen y el Espacio tiene como objetivo estimular y proteger el desarrollo de las artes de la imagen y el espacio y especialmente, los procesos de investigación, formación, producción, promoción y difusión; el fomento de la protección y el disfrute de los bienes y servicios culturales destinados a la satisfacción de las necesidades del pueblo venezolano en todo el territorio nacional; la organización de eventos nacionales e internacionales referidos a las artes de la imagen y el espacio; la promoción de la construcción y mantenimiento de las edificaciones dedicadas a las artes de la imagen y el espacio; así como la colaboración con el Ministerio de la Cultura para la conformación y consolidación de una plataforma institucional de alcance nacional para las artes visuales, el diseño, la fotografía, la artesanía, la arquitectura y manifestaciones afines.

Para el ejercicio fiscal 2006, la Institución formuló para su ejecución seis (6) Proyectos y dos (2) Acciones Centralizadas. Los proyectos a ejecutar son los siguientes: "Consolidación de la Red de Galerías de Artes"; "Apoyo a la Creación y Producción de las Artes"; "Investigación y Capacitación de las Artes de la Imagen y el Espacio"; Difusión de Eventos Estratégicos y Productos de Difusión Masiva"; "Difusión para la Sensibilización y Valoración de las Artes y Espacios Públicos de las Artes" y "Fortalecimiento y Ampliación de la Red de Tiendas de Arte".

Los proyectos permitirán el acondicionamiento e instalación de 24 Galería de Arte a nivel nacional; prestar atención y financiamiento a 77 creadores artísticos; capacitar 1.004 personas en las artes de la imagen y el diseño; realizar 19 eventos de difusión masiva y acondicionar 25 tiendas de arte.

Para el logro de sus metas dispone de un financiamiento de Bs. 21.391,9 millones, que corresponden a transferencias del Ejecutivo Nacional (100,0%).

La totalidad de los recursos antes indicados financiará una estructura presupuestaria constituida por gastos corrientes de Bs. 20.251,5 millones (94,7%) e inversión en activos fijos por Bs. 1.140,4 millones (5,3%).

El presupuesto está distribuido en Proyectos por Bs. 18.304,1millones (85,6%) y Acciones Centralizadas Bs. 3.087,8 millones (14,4%).

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**21.391.930.328**
Transferencias y Donaciones Corrientes	21.391.930.328
Del Sector Público	21.391.930.328
Transferencias Corrientes Internas Recibidas del Sector Público	21.391.930.328
De la República	21.391.930.328
TOTAL	**21.391.930.328**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**20.251.518.808**
Gastos de Consumo	4.757.518.715
Remuneraciones	1.612.264.222
Sueldos, Salarios y Otras Retribuciones	727.598.255
Beneficios y Complementos de Sueldos y Salarios	215.441.158
Aportes Patronales	101.639.899
Prestaciones Sociales y Otras Indemnizaciones	109.218.524
Asistencia Socioeconómica	91.095.438
Otros Gastos de Personal	367.270.948
Bienes y Servicios	3.145.254.493
Bienes de Consumo	904.324.746
Servicios no Personales	2.240.929.747
Transferencias y Donaciones Corrientes	15.494.000.093
Al Sector Público	15.494.000.093
Transferencias Corrientes al Sector Público	15.494.000.093
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	15.494.000.093
Gastos de Capital	**1.140.411.520**
Inversión Real Directa	1.140.411.520
Formación Bruta de Capital Fijo	1.081.904.960
Maquinaria, Equipos y Otros Bienes Muebles	1.041.904.960
Construcciones de Bienes de Dominio Público	40.000.000
Bienes Intangibles	58.506.560
TOTAL	**21.391.930.328**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Iaime01	Consolidación de la Red de Galerías de Arte del Estado	Sedes Adq.-Rehabilit-Equipada	24		2.400.000.000			2.400.000.000
Iaime03	Apoyo a la Creación y Producción de las Artes (P.F.C.)	Apoyo	700		10.000.000.000			10.000.000.000
Iaime04	Investigación y Capacitación de las Artes de la Imagen y el Espacio	Capacitación	1.004		1.104.130.328			1.104.130.328
Iaime05	Difusión de Eventos Estratégicos y Productos de Difusión Masiva	Eventos	13		1.200.000.000			1.200.000.000
Iaime06	Difusión Para la Sensibilización y Valoración de las Artes y Espacios Públicos de las Artes	Eventos	6		1.200.000.000			1.200.000.000
Iaime02	Fortalecimiento y Ampliación de la Red de Tiendas de Arte	Sedes Adq.-Rehabilit-Equipada	25		2.400.000.000			2.400.000.000
	TOTAL				18.304.130.328			18.304.130.328

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.362.264.222			1.362.264.222
02	Gestión Administrativa		1.725.535.778			1.725.535.778
	TOTAL		3.087.800.000			3.087.800.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**31**	**647.387.899**
Directivo	11	371.674.208
Profesional y Técnico	14	222.604.284
Administrativo	6	53.109.407
Personal Contratado	**54**	**262.000.000**
Profesional y Técnico	54	262.000.000
TOTAL	**85**	**909.387.899**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.612.264.222
4.02	Materiales, Suministros y Mercancías	904.324.746
4.03	Servicios no Personales	2.240.929.747
4.04	Activos Reales	1.140.411.520
4.07	Transferencias	15.494.000.093
	TOTAL	**21.391.930.328**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**21.391.930.328**
Transferencias y Donaciones Corrientes	21.391.930.328
Del Sector Público	21.391.930.328
Transferencias Corrientes Internas Recibidas del Sector Público	21.391.930.328
De la República	21.391.930.328
B. Gastos Corrientes	**20.251.518.808**
Gastos de Consumo	4.757.518.715
Remuneraciones	1.612.264.222
Sueldos, Salarios y Otras Retribuciones	727.598.255
Beneficios y Complementos de Sueldos y Salarios	215.441.158
Aportes Patronales	101.639.899
Prestaciones Sociales y Otras Indemnizaciones	109.218.524
Asistencia Socioeconómica	91.095.438
Otros Gastos de Personal	367.270.948
Bienes y Servicios	3.145.254.493
Bienes de Consumo	904.324.746
Servicios no Personales	2.240.929.747
Transferencias y Donaciones Corrientes	15.494.000.093
Al Sector Público	15.494.000.093
Transferencias Corrientes al Sector Público	15.494.000.093
A los Entes Descentralizados sin Fines Empresariales Para sus Gastos	15.494.000.093
C. Resultado Económico: Ahorro	**1.140.411.520**
II. Cuenta Capital	
A. Ingresos de Capital	**1.140.411.520**
Recursos Propios de Capital	1.140.411.520
Ahorro en la Cuenta Corriente	1.140.411.520
B. Gastos de Capital	**1.140.411.520**
Inversión Real Directa	1.140.411.520
Formación Bruta de Capital Fijo	1.081.904.960
Maquinaria, Equipos y Otros Bienes Muebles	1.041.904.960
Construcciones de Bienes de Dominio Público	40.000.000
Bienes Intangibles	58.506.560
C. Resultado Financiero: Equilibrado	

47
Ministerio para la Vivienda y el Habitat

A0071

Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR)

SERVICIO AUTÓNOMO PROGRAMA NACIONAL DE VIVIENDA RURAL (SAVIR)

El Servicio Autónomo Programa Nacional de Vivienda Rural (SAVIR), tiene como objetivo fundamental, dirigir, administrar, ejecutar y coordinar la promoción y desarrollo del programa de vivienda rural, acueductos y cloacas en áreas rurales y otras zonas que ameriten la implementación de planes especiales de desarrollo urbano, todo ello en concordancia con la política habitacional impartida por el Ejecutivo Nacional.

La política presupuestaria para el Ejercicio Fiscal 2006 toma en cuenta la formulación del presupuesto por proyectos, así como también el proceso de supresión y liquidación acordado en las Disposiciones Transitorias Primera, Segunda y Quinta de la Ley de Régimen Prestacional de Vivienda y Hábitat, publicada en Gaceta Oficial N° 38.204 de fecha 08/06/2005, la cual, no podrá exceder del 31/12/2006, por tal razón, los mismos no deberán contraer compromisos que impliquen la utilización y desembolso de recursos para el Ejercicio Fiscal 2007.

En este sentido se proyecta un presupuesto por Bs. 111.648,2 millones, cuyos fondos provienen del Ejecutivo Nacional, constituidos por las siguientes fuentes: transferencias corrientes del Ejecutivo Nacional por Bs. 106.555,6 millones, de los cuales Bs. 51.881,1 millones serán dirigidos a cubrir los gastos de funcionamiento, Bs. 54.674,5 millones para el financiamiento del proyecto de supresión y liquidación del organismo y disminución de la inversión financiera por Bs. 5.092,6 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**106.555.600.000**
Transferencias y Donaciones Corrientes	106.555.600.000
Del Sector Público	106.555.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	106.555.600.000
De la República	106.555.600.000
Fuentes Financieras	**5.092.616.997**
Disminucion de la Inversion Financiera	5.092.616.997
Disminución de Otros Activos Financieros	5.092.616.997
Disminución de Disponibilidades	3.592.616.997
Disminución de Caja	3.592.616.997
Disminución de Cuentas por Cobrar a Mediano y Largo Plazo	1.500.000.000
Disminución de Otras Cuentas por Cobrar a Mediano y Largo Plazo	1.500.000.000
TOTAL	**111.648.216.997**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**108.055.600.000**
Gastos de Consumo	108.055.600.000
Remuneraciones	106.555.600.000
Sueldos, Salarios y Otras Retribuciones	12.283.228.562
Beneficios y Complementos de Sueldos y Salarios	12.269.678.205
Aportes Patronales	2.093.599.170
Prestaciones Sociales y Otras Indemnizaciones	60.061.150.827
Asistencia Socioeconómica	14.524.372.576
Otros Gastos de Personal	5.323.570.660
Bienes y Servicios	1.500.000.000
Bienes de Consumo	500.000.000
Servicios no Personales	1.000.000.000
Aplicaciones Financieras	**3.592.616.997**
Disminucion de Pasivos	3.592.616.997
Disminución de Cuentas y Efectos por Pagar	3.592.616.997
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	3.592.616.997
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	2.083.717.858
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.508.899.139
TOTAL	**111.648.216.997**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Supresión y Liquidación del Ente	Proceso Administrativo para su Liquidación	1		54.674.500.000			54.674.500.000
	TOTAL				54.674.500.000			54.674.500.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	2.083.717.858	51.881.100.000			53.964.817.858
02	Gestión Administrativa	3.008.899.139				3.008.899.139
	TOTAL	5.092.616.997	51.881.100.000			56.973.716.997

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**2.125**	**14.640.317.353**
Profesional y Tecnico	390	2.990.377.626
Administrativo	824	6.318.131.190
Obrero	911	5.331.808.537
TOTAL	**2.125**	**14.640.317.353**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	106.555.600.000
4.02	Materiales, Suministros y Mercancías	500.000.000
4.03	Servicios no Personales	1.000.000.000
4.11	Disminución de Pasivos	3.592.616.997
	TOTAL	**111.648.216.997**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**106.555.600.000**
Transferencias y Donaciones Corrientes	106.555.600.000
Del Sector Público	106.555.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	106.555.600.000
De la República	106.555.600.000
Ministerio para la Vivienda y Hábitat	106.555.600.000
Recursos Ordinarios	106.555.600.000
Gastos de Funcionamiento	51.881.100.000
Proyecto de Supresión y Liquidación del Ente	54.674.500.000
B. Gastos Corrientes	**108.055.600.000**
Gastos de Consumo	108.055.600.000
Remuneraciones	106.555.600.000
Sueldos, Salarios y Otras Retribuciones	12.283.228.562
Beneficios y Complementos de Sueldos y Salarios	12.269.678.205
Aportes Patronales	2.093.599.170
Prestaciones Sociales y Otras Indemnizaciones	60.061.150.827
Asistencia Socioeconómica	14.524.372.576
Otros Gastos de Personal	5.323.570.660
Bienes y Servicios	1.500.000.000
Bienes de Consumo	500.000.000
Servicios no Personales	1.000.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**(1.500.000.000)**
II. Cuenta Capital	
A. Ingresos de Capital	**(1.500.000.000)**
Recursos Propios de Capital	(1.500.000.000)
Desahorro en la Cuenta Corriente	(1.500.000.000)
C. Resultado Financiero:Superávit/(Déficit)	**(1.500.000.000)**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**5.092.616.997**
Disminucion de la Inversion Financiera	5.092.616.997
Disminución de Otros Activos Financieros	5.092.616.997
Disminución de Disponibilidades	3.592.616.997
Disminución de Caja	3.592.616.997
Disminución de Cuentas por Cobrar a Mediano y Largo Plazo	1.500.000.000
Disminución de Otras Cuentas por Cobrar a Mediano y Largo Plazo	1.500.000.000
B. Aplicaciones Financieras	**5.092.616.997**
Disminucion de Pasivos	3.592.616.997
Disminución de Cuentas y Efectos por Pagar	3.592.616.997
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	3.592.616.997
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	2.083.717.858
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.508.899.139
Déficit Financiero	1.500.000.000

A0662
Instituto Nacional de la Vivienda (INAVI)

INSTITUTO NACIONAL DE LA VIVIENDA (INAVI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de la Vivienda (INAVI), fue creado con el propósito de dar cumplimiento al precepto constitucional que garantiza a las familias venezolanas, el derecho a la vivienda, y como uno de los organismos ejecutores responsable de desarrollar la Política Habitacional que el Ejecutivo Nacional dirige, principalmente avocado al sector poblacional, de conformidad con lo establecido en la normativa que rige la materia y de acuerdo a lineamientos, directrices y estrategias de acción emanados del Ministerio para la Vivienda y Hábitat.

La política presupuestaria para el Ejercicio Fiscal 2006 toma en cuenta la formulación del presupuesto por proyectos, así como también el proceso de supresión y liquidación acordado en las Disposiciones Transitorias Primera, Segunda y Quinta de la Ley de Régimen Prestacional de Vivienda y Hábitat, publicada en Gaceta Oficial N° 38.204 de fecha 08/06/2005, la cual no podrá exceder del 31/12/2006, por tal razón, los mismos no deberán contraer compromisos que impliquen la utilización y desembolso de recursos para el Ejercicio Fiscal 2007.

El Instituto contará para este Ejercicio Fiscal con un Presupuesto de Bs. 438.269,8 millones, con lo que estima culminar obras en ejecución y cumplir con el Proyecto de Supresión y Liquidación.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**289.590.098.549**
Transferencias y Donaciones Corrientes	285.245.035.405
Del Sector Público	285.245.035.405
Transferencias Corrientes Internas Recibidas del Sector Público	285.245.035.405
De la República	285.245.035.405
Venta de Bienes y Servicios de las Administraciones Públicas	4.331.631.963
Venta de Bienes	4.331.631.963
Rentas de la Propiedad	13.431.181
Intereses	13.431.181
Intereses Internos	13.431.181
Intereses por Títulos-valores	13.431.181
Ingresos de Capital	**762.343.839**
Recursos Propios de Capital	762.343.839
Incremento de la Depreciación y Amortización Acumuladas	762.343.839
Fuentes Financieras	**147.917.330.817**
Disminución de la Inversión Financiera	147.917.330.817
Disminución de Otros Activos Financieros	147.917.330.817
Disminución de Disponibilidades	146.706.933.361
Disminución de Inversiones Temporales	146.706.933.361
Disminución de Cuentas por Cobrar a Corto Plazo	1.210.397.456
Disminución de Otras Cuentas por Cobrar a Corto Plazo	1.210.397.456
TOTAL	**438.269.773.205**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**289.580.292.236**
Gastos de Consumo	220.424.412.253
Remuneraciones	187.103.058.899
Sueldos, Salarios y Otras Retribuciones	13.249.785.353
Beneficios y Complementos de Sueldos y Salarios	12.526.621.297
Aportes Patronales	2.214.298.832
Prestaciones Sociales y Otras Indemnizaciones	139.456.449.795
Asistencia Socioeconómica	19.644.403.622
Otros Gastos de Personal	11.500.000
Bienes y Servicios	32.559.009.515
Bienes de Consumo	3.590.700.785
Servicios no Personales	28.968.308.730
Depreciación y Amortización	762.343.839
Transferencias y Donaciones Corrientes	69.155.879.983
Al Sector Privado	69.155.879.983
Transferencias Corrientes al Sector Privado	69.120.879.983
Directas a Personas	68.009.022.983
Pensiones y Otros Beneficios Asociados	8.334.466.080
Jubilaciones y Otros Beneficios Asociados	59.660.556.903
Otras Transferencias Directas a Personas	14.000.000
A Instituciones sin Fines de Lucro	1.111.857.000
Donaciones Corrientes al Sector Privado	35.000.000
Donaciones a Personas	35.000.000
Gastos de Capital	**146.706.933.361**
Inversion Real Directa	146.706.933.361
Formación Bruta de Capital Fijo	146.706.933.361
Construcciones de Bienes de Dominio Privado	146.706.933.361
Aplicaciones Financieras	**1.982.547.608**
Inversion Financiera	1.982.547.608
Incremento de Otros Activos Financieros	1.982.547.608
Incremento de Disponibilidades	1.982.547.608
Incremento de Caja	1.982.547.608
TOTAL	**438.269.773.205**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0000001	Supresión y Liquidación	Proceso Administrativo para su Liquidación	1		113.924.535.405			113.924.535.405
0000002	Culminación de Urbanizaciones y Viviendas de Desarrollo Progresivo	Vivienda	5.000	146.706.933.361				146.706.933.361
	TOTAL			146.706.933.361	113.924.535.405			260.631.468.766

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		47.646.609.104			47.646.609.104
02	Gestión Administrativa		55.678.867.913			55.678.867.913
03	Previsión y Protección Social	6.317.804.439	67.995.022.983			74.312.827.422
	TOTAL	6.317.804.439	171.320.500.000			177.638.304.439

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.980**	**14.090.606.240**
Directivo	136	1.616.778.870
Profesional y Técnico	665	5.780.551.840
Administrativo	808	3.878.268.530
Obrero	371	2.815.007.000
Personal Fijo a Tiempo Parcial	**39**	**136.559.200**
Médico	39	136.559.200
Personal Contratado	**135**	**1.502.450.770**
Administrativo	135	1.502.450.770
TOTAL	**2.154**	**15.729.616.210**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**2.503**	**11.609.158.620**
Jubilado	2.296	10.685.327.710
Pensionado	207	923.830.910
Obrero	**2.913**	**13.328.988.390**
Jubilado	2.478	11.177.819.300
Pensionado	435	2.151.169.090
TOTAL	**5.416**	**24.938.147.010**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	187.103.058.899
4.02	Materiales, Suministros y Mercancías	3.590.700.785
4.03	Servicios no Personales	28.968.308.730
4.04	Activos Reales	146.706.933.361
4.05	Activos Financieros	1.982.547.608
4.07	Transferencias y Donaciones	69.155.879.983
4.08	Otros Gastos	762.343.839
	TOTAL	**438.269.773.205**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**289.590.098.549**
Transferencias y Donaciones Corrientes	285.245.035.405
Del Sector Público	285.245.035.405
Transferencias Corrientes Internas Recibidas del Sector Público	285.245.035.405
De la República	285.245.035.405
Ministerio para la Vivienda y Hábitat	285.245.035.405
Recursos Ordinarios	285.245.035.405
Gastos de Funcionamiento	171.320.500.000
Proyecto de Supresión y Liquidación	113.924.535.405
Venta de Bienes y Servicios de las Administraciones Públicas	4.331.631.963
Venta de Bienes	4.331.631.963
Rentas de la Propiedad	13.431.181
Intereses	13.431.181
Intereses Internos	13.431.181
Intereses por Títulos-valores	13.431.181
B. Gastos Corrientes	**289.580.292.236**
Gastos de Consumo	220.424.412.253
Remuneraciones	187.103.058.899
Sueldos, Salarios y Otras Retribuciones	13.249.785.353
Beneficios y Complementos de Sueldos y Salarios	12.526.621.297
Aportes Patronales	2.214.298.832
Prestaciones Sociales y Otras Indemnizaciones	139.456.449.795
Asistencia Socioeconómica	19.644.403.622
Otros Gastos de Personal	11.500.000
Bienes y Servicios	32.559.009.515
Bienes de Consumo	3.590.700.785
Servicios no Personales	28.968.308.730
Depreciación y Amortización	762.343.839
Transferencias y Donaciones Corrientes	69.155.879.983
Al Sector Privado	69.155.879.983
Transferencias Corrientes al Sector Privado	69.120.879.983
Directas a Personas	68.009.022.983
Pensiones y Otros Beneficios Asociados	8.334.466.080
Jubilaciones y Otros Beneficios Asociados	59.660.556.903
Otras Transferencias Directas a Personas	14.000.000
A Instituciones sin Fines de Lucro	1.111.857.000
Donaciones Corrientes al Sector Privado	35.000.000
Donaciones a Personas	35.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**9.806.313**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**772.150.152**
Recursos Propios de Capital	772.150.152
Ahorro en la Cuenta Corriente	9.806.313
Incremento de la Depreciación y Amortización Acumuladas	762.343.839
B. Gastos de Capital	**146.706.933.361**
Inversión Real Directa	146.706.933.361
Formación Bruta de Capital Fijo	146.706.933.361
Construcciones de Bienes de Dominio Privado	146.706.933.361
C. Resultado Financiero:Superávit/(Déficit)	**(145.934.783.209)**
III. Cuenta Financiera	
A. Fuentes Financieras	**147.917.330.817**
Disminución de la Inversión Financiera	147.917.330.817
Disminución de Otros Activos Financieros	147.917.330.817
Disminución de Disponibilidades	146.706.933.361
Disminución de Inversiones Temporales	146.706.933.361
Disminución de Cuentas por Cobrar a Corto Plazo	1.210.397.456
Disminución de Otras Cuentas por Cobrar a Corto Plazo	1.210.397.456
B. Aplicaciones Financieras	**147.917.330.817**
Inversión Financiera	1.982.547.608
Incremento de Otros Activos Financieros	1.982.547.608
Incremento de Disponibilidades	1.982.547.608
Incremento de Caja	1.982.547.608
Déficit Financiero	145.934.783.209

A0711
Banco Nacional de Vivienda y Hábitat (BANAVIH)

BANCO NACIONAL DE VIVIENDA Y HÁBITAT (BANAVIH)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Banco Nacional de Vivienda y Hábitat, fue creado por disposiciones de la Ley del Régimen Prestacional de Vivienda y Hábitat, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela Nro. 38.204 de fecha 08-06-05, con carácter de Instituto Autónomo, adscrito al Ministerio para la Vivienda y Hábitat, con patrimonio propio distinto al del Fisco Nacional y autonomía administrativa y funcional.

La Ley de creación le otorga en su artículo 54, entre otras, las siguientes atribuciones:

1. Planificación mediante la formulación de los proyectos de los planes nacionales de desarrollo de vivienda y hábitat de mediano y corto plazo y la formulación del plan financiero como mecanismo garante de la coherencia y viabilidad de las estrategias de desarrollo y de producción en vivienda y hábitat

2. Promoción del desarrollo del sistema nacional de vivienda y hábitat.

3. Desarrollo e implantación de la red de información y comunicación de vivienda y hábitat.

4. Financiamiento de los planes, proyectos y acciones dirigidas a la producción y al consumo en vivienda y hábitat.

5. Administración de todos los fondos y recursos financieros contemplados en el sistema de recursos de la Ley del Régimen Prestacional de Vivienda y Hábitat.

6. Supervisión, seguimiento y control de los empleadores en el aporte al ahorro obligatorio y de todos los fondos previstos en la Ley de Régimen Prestacional de Vivienda y Hábitat.

Para el ejercicio fiscal 2006, el Banco estima obtener ingresos por la cantidad de Bs. 2.541.290,5 millones, de acuerdo con lo establecido en el artículo 53 de la Ley del Régimen Prestacional de Vivienda y Hábitat, constituido por las siguientes fuentes: ingresos financieros provenientes de la colocación de los recursos propios del Banco Bs. 4.103,5 millones, ingresos por comisiones por la administración de fondos de inversión y garantía Bs. 76.627,9 millones; transferencias del Sistema Nacional de Vivienda y Hábitat, por la cantidad de Bs. 2.455.626,3 millones, distribuidos entre el Fondo de Aportes del Sector Público Bs. 494.453,0 millones; Fondo de Garantía Bs. 102.767,1 millones; Fondo de Rescate Bs. 15.133,7 millones; Fondo de Garantías Hipotecarias Bs. 12.141,7 millones y el Fondo de Ahorro Obligatorio Bs. 1.831.130,8 millones, para garantizar el financiamiento de las políticas, planes y proyectos en vivienda dirigidos a la atención de las necesidades de los asentamientos humanos populares de acuerdo con el Plan Nacional de Vivienda y Hábitat. Por su parte, los ingresos de Capital se estiman en Bs. 4.932,8 millones.

El gasto se orientará hacia la implementación de la estructura organizativa, el desarrollo y el fortalecimiento de la Institución con el fin de optimizar la gestión y garantizar la planificación, el financiamiento, la coordinación y supervisión de la ejecución de los planes y estrategias contempladas en el Plan Nacional de Vivienda y Hábitat.

En este sentido, el presupuesto de gastos, se distribuye en las siguientes partidas de gasto:

El gasto de personal, se estima un incremento de un 33,7% con respecto al año 2005, por efectos de la implementación y desarrollo de la nueva estructura organizativa.

Los materiales, suministros y mercancías aumentan en 38,5% respecto del último estimado 2005, producto del incremento en la cantidad de trabajadores y la variación del índice de precios al consumidor.

Los servicios no personales, varían en Bs. 17.306,1 millones, debido a la previsión para contratación de servicios profesionales y técnicos para inspección y supervisión de la inversión en vivienda y hábitat.

Por otra parte, se prevé la adquisición de equipos de alta tecnología para la modernización y optimización de los procesos del organismo.

La partida transferencias, se incrementa en 223% motivado a la labor social asumida por la Institución, los aportes a la Superintendencia de Bancos y los gastos del personal jubilado.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**2.536.357.758.880**
Ingresos de Operacion	80.731.489.579
Ingresos Financieros de Instituciones Financieras	4.103.549.951
Otros Ingresos de Operación	76.627.939.628
Otros Ingresos	2.455.626.269.301
Otros Ingresos Ajenos a la Operación	2.455.626.269.301
Ingresos de Capital	**4.932.755.080**
Recursos Propios de Capital	4.932.755.080
Incremento de la Depreciación y Amortización Acumuladas	4.932.755.080
TOTAL	2.541.290.513.960

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**2.529.058.135.048**
Gastos de Consumo	2.527.214.839.794
Remuneraciones	34.333.944.489
Sueldos, Salarios y Otras Retribuciones	10.541.528.441
Beneficios y Complementos de Sueldos y Salarios	12.002.964.872
Aportes Patronales	1.258.856.300
Prestaciones Sociales y Otras Indemnizaciones	4.048.778.344
Asistencia Socioeconómica	6.298.585.107
Otros Gastos de Personal	183.231.425
Bienes y Servicios	28.358.412.871
Bienes de Consumo	2.113.304.390
Servicios no Personales	26.245.108.481
Impuestos Indirectos	3.963.458.053
Depreciación y Amortización	4.932.755.080
Provisiones y Otros Gastos	2.455.626.269.301
Reservas Técnicas	2.455.626.269.301
Gastos de la Propiedad	12.000.000
Intereses	12.000.000
Intereses Internos	12.000.000
Intereses por Otros Financiamientos	12.000.000
Transferencias y Donaciones Corrientes	1.831.295.254
Al Sector Privado	1.291.295.254
Transferencias Corrientes al Sector Privado	1.169.796.454
Directas a Personas	1.169.796.454
Pensiones y Otros Beneficios Asociados	74.547.098
Jubilaciones y Otros Beneficios Asociados	898.999.356
Otras Transferencias Directas a Personas	196.250.000
Donaciones Corrientes al Sector Privado	121.498.800
Donaciones a Personas	121.498.800
Al Sector Público	540.000.000
Transferencias Corrientes al Sector Público	540.000.000
Subsidios e Incentivos Otorgados por Normas Externas	540.000.000
Gastos de Capital	**10.774.800.000**
Inversion Real Directa	9.451.579.000
Formación Bruta de Capital Fijo	5.963.221.000
Edificios e Instalaciones	700.000.000
Maquinaria, Equipos y Otros Bienes Muebles	3.940.000.000
Producción Propia (gastos Capitalizables)	1.323.221.000
Impuestos Indirectos	1.323.221.000
Bienes Intangibles	4.811.579.000
Aplicaciones Financieras	**1.457.578.912**
Inversion Financiera	1.457.578.912
Adquisición de Títulos y Valores que no Otorgan Propiedad	1.457.578.912
Adquisición de Títulos y Valores a Corto Plazo	1.457.578.912
Adquisición de Títulos y Valores Privados	1.452.064.369
Adquisición de Títulos y Valores Públicos	5.514.543
TOTAL	**2.541.290.513.960**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
Pr-01-06	Desarrollo del Modelo de Simulación Financiera del Sistema Nacional de Vivienda y Hábitat en el Mediano Plazo	Sistemas	1	1.200.000.000				1.200.000.000
Pr-02-06	Fortalecimiento Institucional	Proceso	5	980.000.000				980.000.000
Pr-03-06	Desarrollo y Fortalecimiento del Sistema de Control de Gestión	Sistema	1	452.000.000				452.000.000
Pr-04-06	Realizar Estudios Vinculados al Desarrollo del Sistema Nacional de Vivienda y Hábitat	Estudio	12	1.000.000.000				1.000.000.000
Pr-05-06	Diseño e Implantación del Modelo de Evaluación de Indicadores del Sector	Sistema	1	1.000.000.000				1.000.000.000
Pr-06-06	Adecuación del Fondo Mutual Habitacional a los Fondos del Sistema Nacional de Vivienda y Hábitat	Módulo	3	60.000.000				60.000.000
Pr-07-06	Analisis, Diseño, Desarrollo e Implantación de la red de Información y Comunicación de Vivienda y Hábitat	Sistema	1	5.814.000.000				5.814.000.000
Pr-08-06	Desarrollo y Mantenimiento de los Sistemas Automatizados de Apoyo a los Procesos Operativos Integrados al Core Bancario	Software	1	798.000.000				798.000.000
Pr-08-09	Mantenimiento de la Plataforma Tecnológica	Plataforma / Equipos	1	1.938.000.000				1.938.000.000
Pr-10-06	Migración Software Libre	Plataforma / Equipo	1	342.000.000				342.000.000
Pr-11-06	Diseñar y Promover los Modelos de Financiamiento de los Usuarios del Sistema Nacional de Vivienda y Hábitat	Documento	1	250.000.000				250.000.000
Pr-12-06	Estudiar Fuentes Alternas de Financiamiento del Sistema Nacional de Vivienda y Hábitat	Documento	1	150.000.000				150.000.000
Pr-13-06	Financiamiento de los Programas de Asistencia del Sector Vivienda y Hábitat	Ord. Pago/ Memos/ Oficios	6		494.453.000.000			494.453.000.000
Pr-14-06	Supervisión e Inspección de la Inversión en Vivienda	Documento	12	11.400.000.000				11.400.000.000
Pr-15-06	Fondo de Ahorro Obligatorio	Ord. Pago/ Memos/ Oficios	1				1.831.130.810.500	1.831.130.810.500
Pr-16-06	Fondo de Garantía	Ord. Pago/ Memos/ Oficios	1				102.767.083.101	102.767.083.101
Pr-17-06	Fondo de Rescate	Ord. Pago/ Memos/ Oficios	1				15.133.682.300	15.133.682.300
Pr-18-06	Fondo de Garantías Hipotecarias	Ord. Pago/ Memos/ Oficios	1				12.141.693.400	12.141.693.400
	TOTAL			25.384.000.000	494.453.000.000		1.961.173.269.301	2.481.010.269.301

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	35.363.719.104				35.363.719.104
02	Gestión Administrativa	23.942.979.101				23.942.979.101
03	Previsión y Protección Social	973.546.454				973.546.454
	TOTAL	60.280.244.659				60.280.244.659

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**385**	**8.573.918.297**
Directivo	17	1.074.973.536
Profesional y Tecnico	266	6.233.237.465
Administrativo	93	1.140.697.152
Medico	9	125.010.144
Personal Contratado	**231**	**2.741.646.200**
Profesional y Técnico	231	2.741.646.200
TOTAL	**616**	**11.315.564.497**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS		
Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	34.333.944.489
4.02	Materiales, Suministros y Mercancías	2.113.304.390
4.03	Servicios no Personales	31.531.787.534
4.04	Activos Reales	9.451.579.000
4.05	Activos Financieros	1.457.578.912
4.07	Transferencias	1.831.295.254
4.08	Otros Gastos	2.460.571.024.381
	TOTAL	**2.541.290.513.960**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.536.357.758.880**
Transferencias Corrientes Internas Recibidas del Sector Público	494.453.000.000
De la República	
Ministerio para la Vivienda y Hábitat	494.453.000.000
Fondo de Aportes del Sector Público	
Ley de Política Habitacional	494.453.000.000
Recursos Ordinarios	494.453.000.000
Ingresos de Operación	80.731.489.579
Ingresos Financieros de Instituciones Financieras	4.103.549.951
Otros Ingresos de Operación	76.627.939.628
Otros Ingresos	1.961.173.269.301
Otros Ingresos Ajenos a la Operación	1.961.173.269.301
Fondo de Ahorro Obligatorio	1.831.130.810.500
Fondo de Garantía	102.767.083.101
Fondo de Rescate	15.133.682.300
Fondo de Garantías Hipotecarias	12.141.693.400

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Gastos Corrientes	**2.529.058.135.048**
Gastos de Consumo	2.527.214.839.794
Remuneraciones	34.333.944.489
Sueldos, Salarios y Otras Retribuciones	10.541.528.441
Beneficios y Complementos de Sueldos y Salarios	12.002.964.872
Aportes Patronales	1.258.856.300
Prestaciones Sociales y Otras Indemnizaciones	4.048.778.344
Asistencia Socioeconómica	6.298.585.107
Otros Gastos de Personal	183.231.425
Bienes y Servicios	28.358.412.871
Bienes de Consumo	2.113.304.390
Servicios no Personales	26.245.108.481
Impuestos Indirectos	3.963.458.053
Depreciación y Amortización	4.932.755.080
Provisiones y Otros Gastos	2.455.626.269.301
Reservas Técnicas	2.455.626.269.301
Fondo de Aportes del Sector Público	494.453.000.000
Fondo de Ahorro Obligatorio	1.831.130.810.500
Fondo de Garantía	102.767.083.101
Fondo de Rescate	15.133.682.300
Fondo de Garantías Hipotecarias	12.141.693.400
Gastos de la Propiedad	12.000.000
Intereses	12.000.000
Intereses Internos	12.000.000
Intereses por Otros Financiamientos	12.000.000
Transferencias y Donaciones Corrientes	1.831.295.254
Al Sector Privado	1.291.295.254
Transferencias Corrientes al Sector Privado	1.169.796.454
Directas a Personas	1.169.796.454
Pensiones y Otros Beneficios Asociados	74.547.098
Jubilaciones y Otros Beneficios Asociados	898.999.356
Otras Transferencias Directas a Personas	196.250.000
Donaciones Corrientes al Sector Privado	121.498.800
Donaciones a Personas (Ayudas a Personas Naturales)	121.498.800
Al Sector Público	540.000.000
Transferencias Corrientes al Sector Público	540.000.000
Subsidios e Incentivos Otorgados por Normas Externas (Cuota Anual a la Superintendencia de Bancos según Normas Establecidas)	540.000.000
C. Resultado Económico:Ahorro/(Desahorro)	**7.299.623.832**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**12.232.378.912**
Recursos Propios de Capital	12.232.378.912
Ahorro en la Cuenta Corriente	7.299.623.832
Incremento de la Depreciación y Amortización Acumuladas	4.932.755.080
B. Gastos de Capital	**10.774.800.000**
Inversion Real Directa	10.774.800.000
Formación Bruta de Capital Fijo	4.640.000.000
Edificios e Instalaciones	700.000.000
Maquinaria, Equipos y Otros Bienes Muebles	3.940.000.000
Producción Propia (gastos Capitalizables)	1.323.221.000
Impuestos Indirectos	1.323.221.000
Bienes Intangibles	4.811.579.000
C. Resultado Financiero:Superávit/(Déficit)	**1.457.578.912**
III. Cuenta Financiera	
A. Fuentes Financieras	**1.457.578.912**
Superávit Financiero	1.457.578.912
B. Aplicaciones Financieras	**1.457.578.912**
Inversion Financiera	1.457.578.912
Adquisición de Títulos y Valores que no Otorgan Propiedad	1.457.578.912
Adquisición de Títulos y Valores a Corto Plazo	1.457.578.912
Adquisición de Títulos y Valores Privados	1.449.605.600
Acciones y Participaciones de Capital	7.973.312

A0714
Instituto Autónomo Consejo Nacional de Vivienda
(CONAVI)

INSTITUTO AUTÓNOMO CONSEJO NACIONAL DE VIVIENDA (CONAVI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Autónomo Consejo Nacional de Vivienda (CONAVI) para el Ejercicio Fiscal 2006, tiene como proyecto único aplicar el proceso de Supresión y Liquidación establecido en las Disposiciones Transitorias Primera, Segunda y Quinta de la Ley de Régimen Prestacional de Vivienda y Hábitat, publicada en Gaceta Oficial N° 38.204 de fecha 08/06/2005, la cual, no podrá exceder del 31/12/2006, por tal razón los mismos no deberán contraer compromisos que impliquen la utilización y desembolso de recursos para el ejercicio fiscal 2007. Los objetivos a cumplir Conavi serán:

- Actualizar y procesar la transferencia de bienes y patrimonio neto del ente al Banco Nacional de Vivienda y Hábitat (BANAVIH)

- Procesar las demandas judiciales y administrativas ejercidas por el personal contratado a través de fideicomisos.

- Culminar los convenios y/o contratos suscritos con entidades ejecutoras que sustentan los contratos de fideicomisos, a través de la Unidad Operativa de Ejecución (UOE) del CONAVI.

- Analizar y tramitar de mutuo acuerdo con los trabajadores, liquidaciones de compromisos laborales y jubilaciones especiales.

- Atender la asistencia socio-económica al personal pensionado y jubilado de la Institución.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**11.516.200.000**
Transferencias y Donaciones Corrientes	11.516.200.000
Del Sector Público	11.516.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	11.516.200.000
De la República	11.516.200.000
Fuentes Financieras	**388.783.398**
Disminución de la Inversión Financiera	388.783.398
Disminución de Otros Activos Financieros	388.783.398
Disminución de Disponibilidades	152.040.098
Disminución de Bancos	152.040.098
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	236.743.300
Disminución de Anticipos a Proveedores	236.743.300
TOTAL	**11.904.983.398**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**11.516.200.000**
Gastos de Consumo	11.201.620.000
Remuneraciones	9.272.261.486
Sueldos, Salarios y Otras Retribuciones	2.176.521.586
Beneficios y Complementos de Sueldos y Salarios	3.113.802.453
Aportes Patronales	223.107.657
Prestaciones Sociales y Otras Indemnizaciones	1.840.733.861
Asistencia Socioeconómica	1.293.474.227
Otros Gastos de Personal	624.621.702
Bienes y Servicios	1.929.358.514
Bienes de Consumo	493.810.633
Servicios no Personales	1.435.547.881
Transferencias y Donaciones Corrientes	314.580.000
Al Sector Privado	314.580.000
Transferencias Corrientes al Sector Privado	314.080.000
Directas a Personas	314.000.000
Jubilaciones y Otros Beneficios Asociados	309.000.000
Otras Transferencias Directas a Personas	5.000.000
A Instituciones sin Fines de Lucro	80.000
Donaciones Corrientes al Sector Privado	500.000
Donaciones a Personas	500.000
Aplicaciones Financieras	**388.783.398**
Disminución de Pasivos	388.783.398
Disminución de Cuentas y Efectos por Pagar	172.698.784
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	142.583.169
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	135.230.747
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	7.352.422
Disminución de Otras Cuentas y Efectos por Pagar	30.115.615
Disminución de Obligaciones de Ejercicios Anteriores	30.115.615
Disminución de Otros Pasivos	216.084.614
Disminución de Otros Pasivos a Corto Plazo	108.098.648
Disminución de Otros Pasivos a Mediano y Largo Plazo	107.985.966
TOTAL	**11.904.983.398**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Supresión y Liquidación	Proceso Administrativo para su Liquidación	1	388.783.398	7.402.900.000			7.791.683.398
	TOTAL			388.783.398	7.402.900.000			7.791.683.398

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		2.995.028.934			2.995.028.934
02	Gestión Administrativa		1.026.671.016			1.026.671.016
03	Previsión y Protección Social		91.600.050			91.600.050
	TOTAL		4.113.300.000			4.113.300.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**165**	**2.135.163.521**
Directivo	21	473.381.395
Profesional y Técnico	86	1.226.183.223
Administrativo	40	289.869.095
Obrero	18	145.729.808
Personal Contratado	**41**	**807.781.487**
Profesional y Técnico	40	804.781.487
Obrero	1	3.000.000
TOTAL	**206**	**2.942.945.008**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**16**	**220.321.807**
Jubilado	16	220.321.807
Obrero	**6**	**29.678.193**
Jubilado	6	29.678.193
TOTAL	**22**	**250.000.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	9.272.261.486
4.02	Materiales, Suministros y Mercancías	493.810.633
4.03	Servicios no Personales	1.435.547.881
4.07	Transferencias y Donaciones	314.580.000
4.11	Disminución de Pasivos	388.783.398
	TOTAL	**11.904.983.398**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**11.516.200.000**
Transferencias y Donaciones Corrientes	11.516.200.000
Del Sector Público	11.516.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	11.516.200.000
De la República	11.516.200.000
Ministerio para la Vivienda y Hábitat	11.516.200.000
Recursos Ordinarios	11.516.200.000
Gastos de Funcionamiento	4.113.300.000
Proyecto de Supresión y Liquidación	7.402.900.000
B. Gastos Corrientes	**11.516.200.000**
Gastos de Consumo	11.201.620.000
Remuneraciones	9.272.261.486
Sueldos, Salarios y Otras Retribuciones	2.176.521.586
Beneficios y Complementos de Sueldos y Salarios	3.113.802.453
Aportes Patronales	223.107.657
Prestaciones Sociales y Otras Indemnizaciones	1.840.733.861
Asistencia Socioeconómica	1.293.474.227
Otros Gastos de Personal	624.621.702
Bienes y Servicios	1.929.358.514
Bienes de Consumo	493.810.633
Servicios no Personales	1.435.547.881
Transferencias y Donaciones Corrientes	314.580.000
Al Sector Privado	314.580.000
Transferencias Corrientes al Sector Privado	314.080.000
Directas a Personas	314.000.000
Jubilaciones y Otros Beneficios Asociados	309.000.000
Otras Transferencias Directas a Personas	5.000.000
A Instituciones sin Fines de Lucro	80.000
Donaciones Corrientes al Sector Privado	500.000
Donaciones a Personas	500.000
C. Resultado Económico: Equilibrado	

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**388.783.398**
Disminución de la Inversión Financiera	388.783.398
Disminución de Otros Activos Financieros	388.783.398
Disminución de Disponibilidades	152.040.098
Disminución de Bancos	152.040.098
Disminución de Fondos en Avance, en Anticipo y en Fideicomiso	236.743.300
Disminución de Anticipos a Proveedores	236.743.300
B. Aplicaciones Financieras	**388.783.398**
Disminución de Pasivos	388.783.398
Disminución de Cuentas y Efectos por Pagar	172.698.784
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	142.583.169
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	135.230.747
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	7.352.422
Disminución de Otras Cuentas y Efectos por Pagar	30.115.615
Disminución de Obligaciones de Ejercicios Anteriores	30.115.615
Disminución de Otros Pasivos	216.084.614
Disminución de Otros Pasivos a Corto Plazo	108.098.648
Disminución de Otros Pasivos a Mediano y Largo Plazo	107.985.966

A0805
Fondo Nacional de Desarrollo Urbano (FONDUR)

FONDO NACIONAL DE DESARROLLO URBANO (FONDUR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La política presupuestaria para el Ejercicio Fiscal 2006 toma en cuenta la formulación del presupuesto por proyectos, así como también el proceso de supresión y liquidación acordado en las Disposiciones Transitorias Primera, Segunda y Quinta de la Ley de Régimen Prestacional de Vivienda y Hábitat, publicada en Gaceta Oficial N° 38.204 de fecha 08/06/2005, la cual, no podrá exceder del 31/12/2006, por tal razón, los mismos no deberán contraer compromisos que impliquen la utilización y desembolso de recursos para el Ejercicio Fiscal 2007.

En este sentido se proyecta un presupuesto por Bs. 59.173,8 millones, cuyos fondos provienen del Ejecutivo Nacional, constituidos por las siguientes fuentes: transferencias por Bs. 41.375,8 millones están dirigidos a cubrir los gastos de funcionamiento en que incurrirá el ente durante el año 2006, fondo de depreciación por Bs. 150,0 millones y Bs. 17.648,0 millones para el financiamiento del proyecto de supresión y liquidación del organismo.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**59.023.800.000**
Transferencias y Donaciones Corrientes	59.023.800.000
Del Sector Público	59.023.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	59.023.800.000
De la República	59.023.800.000
Ingresos de Capital	**150.000.000**
Recursos Propios de Capital	150.000.000
Incremento de la Depreciación y Amortización Acumuladas	150.000.000
TOTAL	**59.173.800.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**55.673.800.000**
Gastos de Consumo	51.173.800.000
Remuneraciones	42.313.800.000
Sueldos, Salarios y Otras Retribuciones	9.207.893.535
Beneficios y Complementos de Sueldos y Salarios	3.444.247.937
Aportes Patronales	711.121.271
Prestaciones Sociales y Otras Indemnizaciones	16.300.000.000
Asistencia Socioeconómica	4.088.330.000
Otros Gastos de Personal	8.562.207.257
Bienes y Servicios	8.710.000.000
Bienes de Consumo	2.750.000.000
Servicios no Personales	5.960.000.000
Depreciación y Amortización	150.000.000
Transferencias y Donaciones Corrientes	4.500.000.000
Al Sector Privado	4.500.000.000
Transferencias Corrientes al Sector Privado	4.500.000.000
Directas a Personas	4.500.000.000
Pensiones y Otros Beneficios Asociados	1.806.446.215
Jubilaciones y Otros Beneficios Asociados	2.239.353.785
Otras Transferencias Directas a Personas	454.200.000
Gastos de Capital	**1.500.000.000**
Inversion Real Directa	1.500.000.000
Formación Bruta de Capital Fijo	1.500.000.000
Maquinaria, Equipos y Otros Bienes Muebles	1.500.000.000
Aplicaciones Financieras	**2.000.000.000**
Disminucion de Pasivos	2.000.000.000
Disminución de Cuentas y Efectos por Pagar	2.000.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.000.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	1.000.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.000.000.000
TOTAL	**59.173.800.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
000370	Supresión y Liquidación	Proceso Administrativo para su Liquidación	1		17.648.000.000			17.648.000.000
	TOTAL				17.648.000.000			17.648.000.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		32.575.800.000			32.575.800.000
02	Gestión Administrativa		4.754.200.000			4.754.200.000
03	Previsión y Protección Social		4.045.800.000			4.045.800.000
	TOTAL		41.375.800.000			41.375.800.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**342**	**5.449.778.178**
Directivo	30	613.237.367
Profesional y Técnico	161	3.219.936.890
Administrativo	85	826.952.114
Medico	3	28.000.135
Obrero	63	761.651.672
Personal Contratado	**166**	**2.026.634.400**
Profesional y Tecnico	125	1.519.975.800
Administrativo	41	506.658.600
TOTAL	**508**	**7.476.412.578**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**76**	**497.222.546**
Jubilado	38	275.216.164
Pensionado	38	222.006.382
TOTAL	**76**	**497.222.546**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	42.313.800.000
4.02	Materiales, Suministros y Mercancías	2.750.000.000
4.03	Servicios no Personales	5.960.000.000
4.04	Activos Reales	1.500.000.000
4.07	Transferencias	4.500.000.000
4.08	Otros Gastos	150.000.000
4.11	Disminución de Pasivos	2.000.000.000
	TOTAL	**59.173.800.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**59.023.800.000**
Transferencias y Donaciones Corrientes	59.023.800.000
Del Sector Público	59.023.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	59.023.800.000
De la República	59.023.800.000
Ministerio para la Vivienda y Hábitat	59.023.800.000
Recursos Ordinarios	59.023.800.000
Gastos de Funcionamiento	41.375.800.000
Proyecto de Supresión y Liquidación del Ente	17.648.000.000
B. Gastos Corrientes	**55.673.800.000**
Gastos de Consumo	51.173.800.000
Remuneraciones	42.313.800.000
Sueldos, Salarios y Otras Retribuciones	9.207.893.535
Beneficios y Complementos de Sueldos y Salarios	3.444.247.937
Aportes Patronales	711.121.271
Prestaciones Sociales y Otras Indemnizaciones	16.300.000.000
Asistencia Socioeconómica	4.088.330.000
Otros Gastos de Personal	8.562.207.257
Bienes y Servicios	8.710.000.000
Bienes de Consumo	2.750.000.000
Servicios no Personales	5.960.000.000
Depreciación y Amortización	150.000.000
Transferencias y Donaciones Corrientes	4.500.000.000
Al Sector Privado	4.500.000.000
Transferencias Corrientes al Sector Privado	4.500.000.000
Directas a Personas	4.500.000.000
Pensiones y Otros Beneficios Asociados	1.806.446.215
Jubilaciones y Otros Beneficios Asociados	2.239.353.785
Otras Transferencias Directas a Personas	454.200.000
C. Resultado Económico:Ahorro/(Desahorro)	**3.350.000.000**
II. Cuenta Capital	
A. Ingresos de Capital	**3.500.000.000**
Recursos Propios de Capital	3.500.000.000
Ahorro en la Cuenta Corriente	3.350.000.000
Incremento de la Depreciación y Amortización Acumuladas	150.000.000
B. Gastos de Capital	**1.500.000.000**
Inversion Real Directa	1.500.000.000
Formación Bruta de Capital Fijo	1.500.000.000
Maquinaria, Equipos y Otros Bienes Muebles	1.500.000.000
C. Resultado Financiero:Superávit/(Déficit)	**2.000.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**2.000.000.000**
Superávit Financiero	2.000.000.000
B. Aplicaciones Financieras	**2.000.000.000**
Disminucion de Pasivos	2.000.000.000
Disminución de Cuentas y Efectos por Pagar	2.000.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.000.000.000
Disminución de Sueldos, Salarios y Otras Remuneraciones por Pagar	1.000.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.000.000.000

48
Ministerio de Participación Popular y Desarrollo Social

A0047
Instituto Nacional del Menor (INAM)

INSTITUTO NACIONAL DEL MENOR (INAM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional del Menor (INAM) durante el 2006 como ente ejecutor de la política social de los derechos de los niños, niñas y adolescentes cumplirá con las acciones dirigidas a garantizar los mismos, con criterio de justicia social, a través de la participación del grupo familiar, la formación ciudadana, la inclusión y el ejercicio de la corresponsabilidad (familia – estado – sociedad), previsto en la Doctrina de Protección Integral; físicamente en la garantía de las áreas de derecho relativas a la supervivencia, desarrollo, protección y participación.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**130.138.201.850**
Transferencias y Donaciones Corrientes	130.138.201.850
Del Sector Público	130.138.201.850
Transferencias Corrientes Internas Recibidas del Sector Público	130.138.201.850
De la República	129.397.000.000
Del Poder Estadal	741.201.850
Ingresos de Capital	**567.710.000**
Recursos Propios de Capital	567.710.000
Incremento de la Depreciación y Amortización Acumuladas	567.710.000
Fuentes Financieras	**47.217.843.330**
Disminución de la Inversión Financiera	861.798.150
Disminución de Otros Activos Financieros	861.798.150
Disminución de Disponibilidades	861.798.150
Disminución de Caja	861.798.150
Incremento de Pasivos	46.356.045.180
Incremento de Cuentas y Efectos por Pagar	40.793.319.758
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	40.793.319.758
Incremento de Sueldos, Salarios y Otras Remuneraciones por Pagar	40.793.319.758
Incremento de Otros Pasivos	5.562.725.422
Incremento de Otros Pasivos a Corto Plazo	5.562.725.422
TOTAL	**177.923.755.180**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**168.901.838.632**
Gastos de Consumo	136.645.287.408
Remuneraciones	116.418.841.247
Sueldos, Salarios y Otras Retribuciones	35.359.199.200
Beneficios y Complementos de Sueldos y Salarios	15.103.256.238
Aportes Patronales	5.688.160.149
Prestaciones Sociales y Otras Indemnizaciones	7.405.725.769
Asistencia Socioeconómica	16.722.115.792
Otros Gastos de Personal	36.140.384.099
Bienes y Servicios	19.658.736.161
Bienes de Consumo	11.360.716.473
Servicios no Personales	8.298.019.688
Depreciación y Amortización	567.710.000
Transferencias y Donaciones Corrientes	32.256.551.224
Al Sector Privado	21.910.835.318
Transferencias Corrientes al Sector Privado	21.880.835.318
Directas a Personas	19.428.611.431
Pensiones y Otros Beneficios Asociados	4.250.559.991
Jubilaciones y Otros Beneficios Asociados	15.088.051.440
Otras Transferencias Directas a Personas	90.000.000
Otras Transferencias Corrientes Internas al Sector Privado	2.452.223.887
Donaciones Corrientes al Sector Privado	30.000.000
Donaciones a Personas	30.000.000
Al Sector Público	10.345.715.906
Transferencias Corrientes al Sector Público	10.345.715.906
Al Poder Estadal	10.345.715.906
Gastos de Capital	**2.534.467.957**
Inversión Real Directa	2.534.467.957
Formación Bruta de Capital Fijo	2.534.467.957
Maquinaria, Equipos y Otros Bienes Muebles	943.583.642
Construcciones de Bienes de Dominio Privado	1.590.884.315
Aplicaciones Financieras	**6.487.448.591**
Disminución de Pasivos	6.487.448.591
Disminución de Cuentas y Efectos por Pagar	3.500.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	3.500.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	110.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.790.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	600.000.000
Disminución de Otros Pasivos	2.987.448.591
Disminución de Otros Pasivos a Corto Plazo	2.987.448.591
TOTAL	**177.923.755.180**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Inclusión Total Niños, Niñas, Adolescentes y Familias	Beneficiario	113.198	3.571.818.566	37.320.897.705		486.842.257	41.379.558.528
002	Todo Niño en Familia	Niño Atendido	5.130	5.832.186.003	20.674.933.932		221.124.375	26.728.244.310
003	Socio Educativo para Adolescentes en Conflicto con la Ley Penal	Beneficiario	4.589	6.317.699.439	20.994.468.363		33.235.218	27.345.403.020
	TOTAL			15.721.704.008	78.990.300.000		741.201.850	95.453.205.858

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	18.651.978.247	18.385.081.072			37.037.059.319
02	Gestión Administrativa	2.131.014.404	23.963.864.168			26.094.878.572
03	Previsión y Protección Social	11.280.856.671	8.057.754.760			19.338.611.431
	TOTAL	32.063.849.322	50.406.700.000			82.470.549.322

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**5.413**	**34.698.013.399**
Directivo	26	787.599.989
Profesional y Técnico	961	9.694.290.540
Administrativo	2.469	13.394.753.076
Obrero	1.957	10.821.369.794
Personal Fijo a Tiempo Parcial	**455**	**3.485.672.306**
Docente	377	2.846.657.232
Médico	78	639.015.074
Personal Contratado	**100**	**840.000.000**
Profesional y Técnico	100	840.000.000
TOTAL	**5.968**	**39.023.685.705**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1.614**	**9.725.252.832**
Jubilado	1.222	7.561.438.332
Pensionado	392	2.163.814.500
Obrero	**545**	**2.650.577.616**
Jubilado	431	2.094.660.000
Pensionado	114	555.917.616
TOTAL	**2.159**	**12.375.830.448**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	116.418.841.247
4.02	Materiales, Suministros y Mercancías	11.360.716.473
4.03	Servicios no Personales	8.298.019.688
4.04	Activos Reales	2.534.467.957
4.07	Transferencias y Donaciones	32.256.551.224
4.08	Otros Gastos	567.710.000
4.11	Disminución de Pasivos	6.487.448.591
	TOTAL	**177.923.755.180**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**130.138.201.850**
Transferencias y Donaciones Corrientes	130.138.201.850
Del Sector Público	130.138.201.850
Transferencias Corrientes Internas Recibidas del Sector Público	130.138.201.850
De la República	129.397.000.000
Recursos Ordinarios	129.397.000.000
Del Poder Estadal	741.201.850
B. Gastos Corrientes	**168.901.838.632**
Gastos de Consumo	136.645.287.408
Remuneraciones	116.418.841.247
Sueldos, Salarios y Otras Retribuciones	35.359.199.200
Beneficios y Complementos de Sueldos y Salarios	15.103.256.238
Aportes Patronales	5.688.160.149
Prestaciones Sociales y Otras Indemnizaciones	7.405.725.769
Asistencia Socioeconómica	16.722.115.792
Otros Gastos de Personal	36.140.384.099
Bienes y Servicios	19.658.736.161
Bienes de Consumo	11.360.716.473
Servicios no Personales	8.298.019.688
Depreciación y Amortización	567.710.000
Transferencias y Donaciones Corrientes	32.256.551.224
Al Sector Privado	21.910.835.318
Transferencias Corrientes al Sector Privado	21.880.835.318
Directas a Personas	19.428.611.431
Pensiones y Otros Beneficios Asociados	4.250.559.991
Jubilaciones y Otros Beneficios Asociados	15.088.051.440
Otras Transferencias Directas a Personas	90.000.000
Otras Transferencias Corrientes Internas al Sector Privado	2.452.223.887
Donaciones Corrientes al Sector Privado	30.000.000
Donaciones a Personas	30.000.000
Al Sector Público	10.345.715.906
Transferencias Corrientes al Sector Público	10.345.715.906
Al Poder Estadal	10.345.715.906
C. Resultado Económico: (Desahorro)	**(38.763.636.782)**
II. Cuenta Capital	
A. Ingresos de Capital	**(38.195.926.782)**
Recursos Propios de Capital	(38.195.926.782)
Desahorro en la Cuenta Corriente	(38.763.636.782)
Incremento de la Depreciación y Amortización Acumuladas	567.710.000
B. Gastos de Capital	**2.534.467.957**
Inversión Real Directa	2.534.467.957
Formación Bruta de Capital Fijo	2.534.467.957
Maquinaria, Equipos y Otros Bienes Muebles	943.583.642
Construcciones de Bienes de Dominio Privado	1.590.884.315
C. Resultado Financiero: (Déficit)	**(40.730.394.739)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**47.217.843.330**
Disminución de la Inversión Financiera	861.798.150
Disminución de Otros Activos Financieros	861.798.150
Disminución de Disponibilidades	861.798.150
Disminución de Caja	861.798.150
Incremento de Pasivos	46.356.045.180
Incremento de Cuentas y Efectos por Pagar	40.793.319.758
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	40.793.319.758
Incremento de Sueldos, Salarios y Otras Remuneraciones por Pagar	40.793.319.758
Incremento de Otros Pasivos	5.562.725.422
Incremento de Otros Pasivos a Corto Plazo	5.562.725.422
B. Aplicaciones Financieras	**47.217.843.330**
Disminución de Pasivos	6.487.448.591
Disminución de Cuentas y Efectos por Pagar	3.500.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	3.500.000.000
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	110.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	2.790.000.000
Disminución Cuentas por Pagar a Contratistas a Corto Plazo	600.000.000
Disminución de Otros Pasivos	2.987.448.591
Disminución de Otros Pasivos a Corto Plazo	2.987.448.591
Déficit Financiero	40.730.394.739

A0124

Consejo Nacional para la Integración de Personas Discapacitadas (CONAPI)

CONSEJO NACIONAL PARA LA INTEGRACIÓN DE PERSONAS DISCAPACITADAS (CONAPI)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Esta nueva gestión desde sus inicios tiene como objetivo principal reorientar el verdadero sentido de este organismo, rompiendo con el paradigma que durante muchos años lo limitó al dedicarlo únicamente al otorgamiento de ayudas técnicas y no procurar que las personas discapacitadas consolidaran su proyecto de vida.

Para lograr que la participación de este sector del país sea real es fundamental que este organismo tenga sede oficial en las regiones, formular e impulsar una campaña comunicacional dirigida a sensibilizar al pueblo venezolano acerca de la situación real de las personas con discapacidad en el país, sus verdaderas potencialidades y su grave problemática, realizar el Registro Nacional de Personas con Discapacidad para poder manejar cifras reales que puedan acercarnos a la verdadera situación de las personas con discapacidad; garantizar el otorgamiento de las ayudas técnicas que cada venezolano con discapacidad requiere; darle apoyo a las distintas organizaciones de y para personas con discapacidad, establecer alianzas estratégicas con distintas organizaciones públicas y privadas en aras de crear acciones comunes que garanticen el logro del objetivo de la organización; conducir el organismo hacia un verdadero sistema de democratización; incorporar progresivamente a las personas con discapacidad en el nuevo modelo productivo que impulsa el gobierno nacional; impulsar la aprobación del Proyecto de Ley para la Participación e Integración de las Personas con Discapacidad; comprometer a los gobernantes regionales y locales en la participación, contribución y desarrollo de las políticas de integración de las personas con discapacidad y consolidar las relaciones internacionales para garantizar la inclusión de Venezuela en el sistema multipolar.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**2.625.200.000**
Transferencias y Donaciones Corrientes	2.625.200.000
Del Sector Público	2.625.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.625.200.000
De la República	2.625.200.000
Ingresos de Capital	**18.000.000**
Recursos Propios de Capital	18.000.000
Incremento de la Depreciación y Amortización Acumuladas	18.000.000
TOTAL	**2.643.200.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**2.513.500.000**
Gastos de Consumo	1.340.730.000
Remuneraciones	1.015.630.000
Sueldos, Salarios y Otras Retribuciones	396.280.000
Beneficios y Complementos de Sueldos y Salarios	313.150.000
Aportes Patronales	81.000.000
Prestaciones Sociales y Otras Indemnizaciones	102.000.000
Asistencia Socioeconómica	123.200.000
Bienes y Servicios	307.100.000
Bienes de Consumo	107.300.000
Servicios no Personales	199.800.000
Depreciación y Amortización	18.000.000
Transferencias y Donaciones Corrientes	1.172.770.000
Al Sector Privado	1.172.770.000
Donaciones Corrientes al Sector Privado	1.172.770.000
Donaciones a Personas	1.067.270.000
Donaciones a Instituciones sin Fines de Lucro	105.500.000
Gastos de Capital	**129.700.000**
Inversión Real Directa	129.700.000
Formación Bruta de Capital Fijo	129.700.000
Maquinaria, Equipos y Otros Bienes Muebles	129.700.000
TOTAL	**2.643.200.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
0001	Otorgamiento de Ayudas Técnicas a Personas con Discapacidad de Todo el País	Ayuda	2.500		2.059.700.000			2.059.700.000
	TOTAL				2.059.700.000			2.059.700.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		420.000.000			420.000.000
02	Gestión Administrativa	18.000.000	145.500.000			163.500.000
	TOTAL	18.000.000	565.500.000			583.500.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**54**	**415.584.033**
Directivo	5	73.786.296
Profesional y Técnico	14	121.118.031
Administrativo	22	117.444.446
Obrero	13	103.235.260
Personal Fijo a Tiempo Parcial	**3**	**14.580.000**
Administrativo	3	14.580.000
Personal Contratado	**8**	**42.659.200**
Administrativo	8	42.659.200
TOTAL	**65**	**472.823.233**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.015.630.000
4.02	Materiales, Suministros y Mercancías	107.300.000
4.03	Servicios no Personales	199.800.000
4.04	Activos Reales	129.700.000
4.07	Transferencias y Donaciones	1.172.770.000
4.08	Otros Gastos	18.000.000
	TOTAL	**2.643.200.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**2.625.200.000**
Transferencias y Donaciones Corrientes	2.625.200.000
Del Sector Público	2.625.200.000
Transferencias Corrientes Internas Recibidas del Sector Público	2.625.200.000
De la República	2.625.200.000
Recursos Ordinarios	2.625.200.000
B. Gastos Corrientes	**2.513.500.000**
Gastos de Consumo	1.340.730.000
Remuneraciones	1.015.630.000
Sueldos, Salarios y Otras Retribuciones	396.280.000
Beneficios y Complementos de Sueldos y Salarios	313.150.000
Aportes Patronales	81.000.000
Prestaciones Sociales y Otras Indemnizaciones	102.000.000
Asistencia Socioeconómica	123.200.000
Bienes y Servicios	307.100.000
Bienes de Consumo	107.300.000
Servicios no Personales	199.800.000
Depreciación y Amortización	18.000.000
Transferencias y Donaciones Corrientes	1.172.770.000
Al Sector Privado	1.172.770.000
Donaciones Corrientes al Sector Privado	1.172.770.000
Donaciones a Personas	1.067.270.000
Donaciones a Instituciones sin Fines de Lucro	105.500.000
C. Resultado Económico: Ahorro	**111.700.000**
II. Cuenta Capital	
A. Ingresos de Capital	**129.700.000**
Recursos Propios de Capital	129.700.000
Ahorro en la Cuenta Corriente	111.700.000
Incremento de la Depreciación y Amortización Acumuladas	18.000.000
B. Gastos de Capital	**129.700.000**
Inversión Real Directa	129.700.000
Formación Bruta de Capital Fijo	129.700.000
Maquinaria, Equipos y Otros Bienes Muebles	129.700.000
C. Resultado Financiero: Equilibrado	

A0197
Instituto Autónomo Fondo Unico Social (IAFUS)

INSTITUTO AUTÓNOMO FONDO UNICO SOCIAL (IAFUS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

Tiene como misión concentrar y coordinar eficientemente los procesos de captación, administración y asignación racional de los recursos de inversión social, a fin de optimizar el desarrollo y ejecución de las políticas y proyectos destinados a promover el desarrollo social, el empleo productivo, la salud integral y la educación, así como, el impulso a la economía social y la promoción de microempresas y cooperativas como formas de participación popular; a fin de incidir en un mayor bienestar social y el aumento de las oportunidades productivas de los grupos sociales y económicamente vulnerables.

Los Objetivos Generales se orientan a:

Captar y concentrar recursos de origen nacional e internacional, de carácter público y/o privado, para financiar y ejecutar proyectos de naturaleza socioeconómica, contribuir con la armonización de la política social y la política económica, promoviendo la acción concertada de los entes y organismos involucrados en las mismas y actuar como ente de ejecución del Fondo de Desarrollo Microfinanciero, en los términos previstos en el Decreto con Fuerza de Ley de Creación, Estímulo, Promoción y Desarrollo del Sistema Microfinanciero y su Reglamento.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**147.681.300.000**
Transferencias y Donaciones Corrientes	144.781.300.000
Del Sector Público	144.781.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	144.781.300.000
De la República	144.781.300.000
Recursos Ordinarios	144.781.300.000
Rentas de la Propiedad	2.900.000.000
Intereses	2.900.000.000
Intereses Internos	2.900.000.000
Intereses por Depósitos	2.900.000.000
Ingresos de Capital	**195.791.203**
Recursos Propios de Capital	195.791.203
Incremento de la Depreciación y Amortización Acumuladas	195.791.203
TOTAL	**147.877.091.203**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**145.701.633.403**
Gastos de Consumo	96.365.871.117
Remuneraciones	15.149.563.428
Sueldos, Salarios y Otras Retribuciones	4.360.051.295
Beneficios y Complementos de Sueldos y Salarios	1.768.020.002
Aportes Patronales	732.237.163
Prestaciones Sociales y Otras Indemnizaciones	1.320.048.004
Asistencia Socioeconómica	2.373.345.098
Otros Gastos de Personal	4.595.861.866
Bienes y Servicios	81.020.516.486
Bienes de Consumo	51.476.971.507
Servicios no Personales	29.543.544.979
Depreciación y Amortización	195.791.203
Transferencias y Donaciones Corrientes	49.335.762.286
Al Sector Privado	49.335.762.286
Transferencias Corrientes al Sector Privado	10.673.150.000
Otras Transferencias Corrientes Internas al Sector Privado	10.673.150.000
Donaciones Corrientes al Sector Privado	38.662.612.286
Donaciones a Personas	38.662.612.286
Gastos de Capital	**2.175.457.800**
Inversion Real Directa	2.175.457.800
Formación Bruta de Capital Fijo	1.898.688.460
Maquinaria, Equipos y Otros Bienes Muebles	1.898.688.460
Bienes Intangibles	276.769.340
TOTAL	**147.877.091.203**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
23275	Asistencia Social	Persona	215.000		40.783.813.572			40.783.813.572
23846	Dotación de Uniformes Escolares	Uniforme	1.440.000		85.761.934.306			85.761.934.306
23925	Atención Integral al Indigente	Persona Atendida	1.500		3.000.000.000			3.000.000.000
24203	Dotación de Uniformes a los Niños , Niñas y Jóvenes Incorporados al Sistema Nacional de Orquestas Infantiles y Juveniles de Venezuela	Uniforme	10.000		1.211.590.000			1.211.590.000
24230	Atención Integral a Discapacitados	Niñ@ Atendido	105		1.000.000.000			1.000.000.000
24615	Atención Integral a Niños, Niñas y Adolescentes en Situación de Riesgo Social	Niñ@ Atendido	1.000		2.000.000.000			2.000.000.000
26093	Atención a la Formación Deportiva a Jóvenes de Escasos Recursos	Charla	24		160.560.000			160.560.000
26043	Creación de Empleo Temporal	Persona	1.000	900.097.878	2.099.902.122			3.000.000.000
24701	Fortalecimiento de Actividades de Investigación, Conservación y Transferencia de Tecnología en el Marco del Desarrollo Endógeno Integral	Escuela	6		301.000.000			301.000.000
	TOTAL			900.097.878	136.318.800.000			137.218.897.878

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		5.006.466.546			5.006.466.546
02	Gestión Administrativa	2.195.693.325	3.456.033.454			5.651.726.779
	TOTAL	2.195.693.325	8.462.500.000			10.658.193.325

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**317**	**5.410.651.225**
Directivo	48	1.515.558.751
Profesional y Técnico	167	2.863.087.141
Administrativo	27	331.277.171
Obrero	75	700.728.162
TOTAL	**317**	**5.410.651.225**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	15.149.563.428
4.02	Materiales, Suministros y Mercancías	51.476.971.507
4.03	Servicios no Personales	29.543.544.979
4.04	Activos Reales	2.175.457.800
4.07	Transferencias	49.335.762.286
4.08	Otros Gastos	195.791.203
	TOTAL	**147.877.091.203**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**147.681.300.000**
Transferencias y Donaciones Corrientes	144.781.300.000
Del Sector Público	144.781.300.000
Transferencias Corrientes Internas Recibidas del Sector Público	144.781.300.000
De la República	144.781.300.000
Recursos Ordinarios	144.781.300.000
Rentas de la Propiedad	2.900.000.000
Intereses	2.900.000.000
Intereses Internos	2.900.000.000
Intereses por Depósitos	2.900.000.000
B. Gastos Corrientes	**145.701.633.403**
Gastos de Consumo	96.365.871.117
Remuneraciones	15.149.563.428
Sueldos, Salarios y Otras Retribuciones	4.360.051.295
Beneficios y Complementos de Sueldos y Salarios	1.768.020.002
Aportes Patronales	732.237.163
Prestaciones Sociales y Otras Indemnizaciones	1.320.048.004
Asistencia Socioeconómica	2.373.345.098
Otros Gastos de Personal	4.595.861.866
Bienes y Servicios	81.020.516.486
Bienes de Consumo	51.476.971.507
Servicios no Personales	29.543.544.979
Depreciación y Amortización	195.791.203
Transferencias y Donaciones Corrientes	49.335.762.286
Al Sector Privado	49.335.762.286
Transferencias Corrientes al Sector Privado	10.673.150.000
Otras Transferencias Corrientes Internas al Sector Privado	10.673.150.000
Donaciones Corrientes al Sector Privado	38.662.612.286
Donaciones a Personas	38.662.612.286
C. Resultado Económico: Ahorro	**1.979.666.597**
II. Cuenta Capital	
A. Ingresos de Capital	**2.175.457.800**
Recursos Propios de Capital	2.175.457.800
Ahorro en la Cuenta Corriente	1.979.666.597
Incremento de la Depreciación y Amortización Acumuladas	195.791.203
B. Gastos de Capital	**2.175.457.800**
Inversión Real Directa	2.175.457.800
Formación Bruta de Capital Fijo	1.898.688.460
Maquinaria, Equipos y Otros Bienes Muebles	1.898.688.460
Bienes Intangibles	276.769.340
C. Resultado Financiero: Equilibrado	**1.979.666.597**

A0305

Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)

FUNDACIÓN "CENTRO DE ESTUDIOS BIOLÓGICOS SOBRE CRECIMIENTO Y DESARROLLO DE LA POBLACIÓN VENEZOLANA" (FUNDACREDESA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación Centro de Estudios sobre Crecimiento y Desarrollo de la Población Venezolana (FUNDACREDESA), siguiendo los lineamientos del Ministerio de Participación Popular y Desarrollo Social y atendiendo a la nueva técnica de Presupuesto por Proyectos y Acciones Centralizadas para 2006 contará con un presupuesto de Bs. 3.426,5 millones, constituido en un 97,2% (Bs. 3.331,8 millones) por el aporte del Ejecutivo Nacional. La disponibilidad presupuestaria permitirá ejecutar el proyecto "Estudio de Vida de la Población Residenciada en los Arcos Occidental y Oriental del Eje Norte de los Llanos" y continuar con sus actividades de investigación científica, publicaciones, y formación profesional, estudios especiales y asesorías, con lo cual aportan los datos necesarios para la toma de decisiones y medidas pertinentes, que contribuyan a fortalecer el desarrollo social de la población.

Vale destacar que todo el personal de FUNDACREDESA apoya la ejecución de los estudios y proyectos de la institución desde el personal administrativo y obrero, profesionales y técnicos y de investigación, altamente calificado y especializado, por lo que la nueva estructura presupuestaria de proyecto y acciones centralizadas incluye entre los gastos de funcionamiento el pago de los sueldos, salarios, incidencias, beneficios socio-económicos (contratación colectiva) de 109 trabajadores, de los cuales 63 corresponden a personal fijo y 46 a contratados con el fin de mantener una sana administración y honrar los compromisos que en materia de remuneración ha decretado el Ejecutivo Nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**3.339.735.066**
Transferencias y Donaciones Corrientes	3.331.800.000
Del Sector Público	3.331.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	3.331.800.000
De la República	3.331.800.000
Venta de Bienes y Servicios de las Administraciones Públicas	3.735.066
Venta de Bienes	1.125.000
Venta de Servicios	2.610.066
Ingresos de Operación	4.200.000
Otros Ingresos de Operación	4.200.000
Ingresos de Capital	**70.710.089**
Recursos Propios de Capital	70.710.089
Incremento de la Depreciación y Amortización Acumuladas	70.710.089
Fuentes Financieras	**16.050.873**
Disminución de la Inversión Financiera	16.050.873
Disminución de Otros Activos Financieros	16.050.873
Disminución de Disponibilidades	16.050.873
Disminución de Caja	16.050.873
TOTAL	**3.426.496.028**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**3.244.851.727**
Gastos de Consumo	3.200.352.502
Remuneraciones	1.951.400.000
Sueldos, Salarios y Otras Retribuciones	785.024.004
Beneficios y Complementos de Sueldos y Salarios	324.552.000
Aportes Patronales	231.052.255
Prestaciones Sociales y Otras Indemnizaciones	99.792.997
Asistencia Socioeconómica	118.672.754
Otros Gastos de Personal	392.305.990
Bienes y Servicios	1.178.242.413
Bienes de Consumo	183.809.331
Servicios no Personales	994.433.082
Depreciación y Amortización	70.710.089
Transferencias y Donaciones Corrientes	44.499.225
Al Sector Privado	44.499.225
Transferencias Corrientes al Sector Privado	44.499.225
Directas a Personas	44.499.225
Pensiones y Otros Beneficios Asociados	44.499.225
Gastos de Capital	**180.695.174**
Inversión Real Directa	180.695.174
Formación Bruta de Capital Fijo	180.695.174
Maquinaria, Equipos y Otros Bienes Muebles	180.695.174
Aplicaciones Financieras	**949.127**
Disminución de Pasivos	949.127
Disminución de Cuentas y Efectos por Pagar	949.127
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	949.127
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	949.127
TOTAL	**3.426.496.028**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Estudio Condiciones de Vida de la Población Residenciada en los Arcos Occidental y Oriental del Eje Norte de los Llanos	Base de Dato	3.167		2.537.400.000			2.537.400.000
	TOTAL				2.537.400.000			2.537.400.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	94.696.028	717.705.487			812.401.515
02	Gestión Administrativa		32.195.288			32.195.288
03	Previsión y Protección Social		44.499.225			44.499.225
	TOTAL	94.696.028	794.400.000			889.096.028

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**63**	**614.203.785**
Directivo	18	320.037.977
Profesional y Técnico	9	72.548.609
Administrativo	11	64.127.267
De Investigación	17	118.270.596
Obrero	8	39.219.336
Personal Contratado	**46**	**284.832.228**
Profesional y Técnico	2	10.371.108
De Investigación	40	264.741.120
Obrero	4	9.720.000
TOTAL	**109**	**899.036.013**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**5**	**35.599.380**
Jubilado	5	35.599.380
TOTAL	**5**	**35.599.380**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	1.951.400.000
4.02	Materiales, Suministros y Mercancías	183.809.331
4.03	Servicios no Personales	994.433.082
4.04	Activos Reales	180.695.174
4.07	Transferencias y Donaciones	44.499.225
4.08	Otros Gastos	70.710.089
4.11	Disminución de Pasivos	949.127
	TOTAL	**3.426.496.028**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**3.339.735.066**
Transferencias y Donaciones Corrientes	3.331.800.000
Del Sector Público	3.331.800.000
Transferencias Corrientes Internas Recibidas del Sector Público	3.331.800.000
De la República	3.331.800.000
Recursos Ordinarios	3.331.800.000
Venta de Bienes y Servicios de las Administraciones Públicas	3.735.066
Venta de Bienes	1.125.000
Venta de Servicios	2.610.066
Ingresos de Operación	4.200.000
Otros Ingresos de Operación	4.200.000
B. Gastos Corrientes	**3.244.851.727**
Gastos de Consumo	3.200.352.502
Remuneraciones	1.951.400.000
Sueldos, Salarios y Otras Retribuciones	785.024.004
Beneficios y Complementos de Sueldos y Salarios	324.552.000
Aportes Patronales	231.052.255
Prestaciones Sociales y Otras Indemnizaciones	99.792.997
Asistencia Socioeconómica	118.672.754
Otros Gastos de Personal	392.305.990
Bienes y Servicios	1.178.242.413
Bienes de Consumo	183.809.331
Servicios no Personales	994.433.082
Depreciación y Amortización	70.710.089
Transferencias y Donaciones Corrientes	44.499.225
Al Sector Privado	44.499.225
Transferencias Corrientes al Sector Privado	44.499.225
Directas a Personas	44.499.225
Pensiones y Otros Beneficios Asociados	44.499.225
C. Resultado Económico: Ahorro	**94.883.339**
II. Cuenta Capital	
A. Ingresos de Capital	**165.593.428**
Recursos Propios de Capital	165.593.428
Ahorro en la Cuenta Corriente	94.883.339
Incremento de la Depreciación y Amortización Acumuladas	70.710.089
B. Gastos de Capital	**180.695.174**
Inversión Real Directa	180.695.174
Formación Bruta de Capital Fijo	180.695.174
Maquinaria, Equipos y Otros Bienes Muebles	180.695.174
C. Resultado Financiero: (Déficit)	**(15.101.746)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**16.050.873**
Disminución de la Inversión Financiera	16.050.873
Disminución de Otros Activos Financieros	16.050.873
Disminución de Disponibilidades	16.050.873
Disminución de Caja	16.050.873
B. Aplicaciones Financieras	**16.050.873**
Disminución de Pasivos	949.127
Disminución de Cuentas y Efectos por Pagar	949.127
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	949.127
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	949.127
Déficit Financiero	15.101.746

A0326
Fundación para el Desarrollo de la Comunidad y
Fomento Municipal (FUNDACOMUN)

FUNDACIÓN PARA EL DESARROLLO DE LA COMUNIDAD Y FOMENTO MUNICIPAL (FUNDACOMUN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La fuente de financiamiento del presupuesto para el año 2006, la constituye el aporte del Ejecutivo destinado a ejecutar los proyectos: Caracas Mejoramiento de Barrios (CAMEBA), Asistencia Técnica y Comunitaria, Municipio Sostenible y Centro de Poder Popular.

Por otra parte, se llevarán a cabo a través de las acciones centralizadas actividades dirigidas a modernizar la plataforma tecnológica de la institución, capacitar al recurso humano, simplificar los procesos administrativos y realizar reparaciones menores en las instalaciones físicas de las coordinaciones de estado, a fin de elevar la capacidad de respuesta de la institución en la ejecución de los proyectos previstos para el próximo año.

Se prevé también la honra de deudas laborales y contractuales con los trabajadores y los proveedores de bienes y servicios.

Las metas a lograr en el 2006 se especifican a continuación:

Proyecto: Caracas Mejoramiento de Barrios (CAMEBA)
Este proyecto, cofinanciado por el Banco Mundial y ejecutado por Fundacomun, pretende lograr la inserción de dos sectores de barrios pobres a la estructura urbana formal de Caracas, en pro de mejorar las condiciones de vida de 270.000 habitantes, aproximadamente.

A los fines de concretar esa intención, el proyecto desarrollará e implantará un programa integral de mejoras en infraestructura de servicios básicos y obras de estabilización que incluye: vialidad vehicular y peatonal, cloacas, acueductos, drenajes de aguas de lluvia e iluminación pública, pantallas atirantadas y muros de contención, con la participación activa de las comunidades de dos ámbitos de acción exclusiva: Petare Norte y La Vega.

Se prevé continuar con el mejoramiento de las redes de servicios básicos en las zonas seleccionadas, el desarrollo de la capacidad de organización de las comunidades para que participen en la planificación, ejecución y mantenimiento de las obras de servicios básicos, con una inversión programada de Bs. 19.648.5,0 millones.

En el año 2006, se ejecutarán un total de 18 obras, en las localidades correspondientes al Distrito Capital (Municipio Libertador, La Vega); el Estado Miranda (Municipio Sucre, Petare Norte) y en el Estado Vargas (Municipio Vargas).

Proyecto: Municipio Sostenible
El proyecto tiene como objetivo central elevar la capacidad de gestión de los municipios mediante una metodología integral que propicie la corresponsabilidad social, bajo un esquema de gestión compartida para cumplir oportuna y eficientemente con las competencias municipales. Para el logro de este objetivo se desarrollarán acciones de diagnóstico, asistencia técnica, dotación, seguimiento y control en las áreas de catastro, residuos sólidos, presupuesto, aspectos legales y participación ciudadana en las Alcaldías, con el objeto de fortalecer su capacidad de respuesta a las demandas del municipio.

Durante el primer semestre del año 2006, se espera alcanzar las siguientes metas con una inversión programada de Bs. 2.948,4 millones:

- Realización de prediagnóstico en 11 municipios que intervendrán en el proyecto.
- Realización de asistencia técnica en 11 municipios del ámbito nacional
- Dotación de equipo a las Alcaldias de 11 municipios del ámbito nacional, en función de los resultados arrojados por el diagnóstico.
- Realización de seguimiento y control en la ejecución del proyecto en los 11 municipios seleccionados.

Proyecto: Asistencia Técnica y Comunitaria en materia de Vivienda y Hábitat

La ejecución del proyecto pretende la integración de las familias y su hábitat entendido como medio ambiente construido. El objetivo que persigue este proyecto es: Brindar asistencia técnica a las comunidades objeto de atención en materia de hábitat y vivienda a través de la Metodología de Acompañamiento Social, a fin de articular programas y proyectos con la gestión de las instituciones y del gobierno local a través de las cooperativas.

Las fases que comprende el proyecto son las siguientes:

Inserción Comunitaria: Consiste en el reconocimiento inicial de la comunidad en lo que respecta a la ubicación geográfica, caracterización de la población, potencialidades productivas de la zona, entre otros datos que se obtendrán de fuentes secundarias.

Promoción: Se orienta a dar a conocer las bondades y alcances del proyecto comunitario mediante asambleas, foros, charlas y visitas casa por casa.

Organización: Se propiciarán diversas formas de organización en las comunidades.

Capacitación: Se impartirán talleres a los participantes en los cuales obtendrán las herramientas y técnicas necesarias en la solución de diversos problemas comunitarios

Negociación: La comunidad organizada mediante las mesas de negociación promoverá vínculos y coordinará acciones con los organismos competentes, a fin de atender situaciones que afecten a la comunidad, asimismo negociará los recursos para la ejecución de proyectos comunitarios, estableciendo en este sentido acuerdos y compromisos.

Es importante señalar que la metodología de acompañamiento social antes descrita se realizará mediante la contratación de cooperativas, según las necesidades que presenten las direcciones de estado de esta institución. La inversión para el 2006 es de Bs. 6.714,0 millones.

Las actividades y metas a lograr en el primer trimestre del año 2006, son las siguientes:

- Realización de prediagnósticos comunitarios en 15 municipios del ámbito nacional.
- Promoción del proyecto en 15 municipios del ámbito nacional.
- Impartir cursos de capacitación en 15 municipios del ámbito nacional.
- Establecimiento de mesas de negociación en 15 municipios de ámbito nacional.
- Realización de seguimiento y control al proyecto en los 15 municipios seleccionados del país.

Proyecto: Centros de Poder Popular

Este proyecto se ejecutará en el primer semestre de 2006, con un monto estimado de Bs. 5.337,5 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**71.165.124.150**
Transferencias y Donaciones Corrientes	71.165.124.150
Del Sector Público	71.165.124.150
Transferencias Corrientes Internas Recibidas del Sector Público	71.165.124.150
De la República	71.165.124.150
Ingresos de Capital	**176.000.000**
Recursos Propios de Capital	176.000.000
Incremento de la Depreciación y Amortización Acumuladas	176.000.000
TOTAL	**71.341.124.150**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**58.919.181.722**
Gastos de Consumo	50.335.550.392
Remuneraciones	28.260.183.473
Sueldos, Salarios y Otras Retribuciones	9.338.550.858
Beneficios y Complementos de Sueldos y Salarios	11.164.592.284
Aportes Patronales	696.431.084
Prestaciones Sociales y Otras Indemnizaciones	2.728.984.869
Asistencia Socioeconómica	4.331.624.378
Bienes y Servicios	21.899.366.919
Bienes de Consumo	3.340.728.445
Servicios no Personales	18.558.638.474
Depreciación y Amortización	176.000.000
Transferencias y Donaciones Corrientes	8.583.631.330
Al Sector Privado	6.652.275.222
Transferencias Corrientes al Sector Privado	6.512.275.222
Directas a Personas	6.512.275.222
Pensiones y Otros Beneficios Asociados	245.389.280
Jubilaciones y Otros Beneficios Asociados	6.055.530.942
Otras Transferencias Directas a Personas	211.355.000
Donaciones Corrientes al Sector Privado	140.000.000
Donaciones a Personas	140.000.000
Al Sector Público	1.931.356.108
Transferencias Corrientes al Sector Público	1.931.356.108
Al Poder Municipal	1.931.356.108
Gastos de Capital	**11.469.119.150**
Inversión Real Directa	11.469.119.150
Formación Bruta de Capital Fijo	11.469.119.150
Maquinaria, Equipos y Otros Bienes Muebles	10.532.660.817
Bienes Preexistentes	579.791.666
Construcciones de Bienes de Dominio Privado	356.666.667
Aplicaciones Financieras	**952.823.278**
Disminución de Pasivos	952.823.278
Disminución de Cuentas y Efectos por Pagar	952.823.278
Disminución de Cuentas y Efectos por Pagar a Mediano y Largo Plazo	952.823.278
Disminución de Cuentas por Pagar a Proveedores a Mediano y Largo Plazo	952.823.278
TOTAL	**71.341.124.150**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Asistencia Técnica Comunitaria en Materia de Vivienda y Hábitat	Comunidad	120		6.714.038.683			6.714.038.683
02	Municipio Sostenible	Unidad	22		2.948.485.317			2.948.485.317
03	Fundacomun - Proyecto Caracas Mejoramiento en Barrios (CAMEBA)	Obra	18		19.648.524.150			19.648.524.150
04	Centros de Poder Popular	Unidad	12		5.337.476.000			5.337.476.000
	TOTAL				34.648.524.150			34.648.524.150

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		24.071.599.797			24.071.599.797
02	Gestión Administrativa	176.000.000	6.144.079.981			6.320.079.981
03	Previsión y Protección Social		6.300.920.222			6.300.920.222
	TOTAL	176.000.000	36.516.600.000			36.692.600.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**447**	**8.737.794.900**
Directivo	35	1.497.965.752
Profesional y Técnico	254	5.889.786.556
Administrativo	158	1.350.042.592
Personal Contratado	**78**	**803.233.916**
Profesional y Técnico	44	607.204.916
Administrativo	34	196.029.000
TOTAL	525	9.541.028.816

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**299**	**4.205.043.957**
Jubilado	282	4.069.723.315
Pensionado	17	135.320.642
TOTAL	299	4.205.043.957

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	28.260.183.473
4.02	Materiales, Suministros y Mercancías	3.340.728.445
4.03	Servicios no Personales	18.558.638.474
4.04	Activos Reales	11.469.119.150
4.07	Transferencias y Donaciones	8.583.631.330
4.08	Otros Gastos	176.000.000
4.11	Disminución de Pasivos	952.823.278
	TOTAL	71.341.124.150

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**71.165.124.150**
Transferencias y Donaciones Corrientes	71.165.124.150
Del Sector Público	71.165.124.150
Transferencias Corrientes Internas Recibidas del Sector Público	71.165.124.150
De la República	71.165.124.150
Recursos Ordinarios	56.912.600.000
Proyectos por Endeudamiento	14.252.524.150
-Programa Mejoramiento de Barrios de Caracas II (CAMEBA)	14.252.524.150
B. Gastos Corrientes	**58.919.181.722**
Gastos de Consumo	50.335.550.392
Remuneraciones	28.260.183.473
Sueldos, Salarios y Otras Retribuciones	9.338.550.858
Beneficios y Complementos de Sueldos y Salarios	11.164.592.284
Aportes Patronales	696.431.084
Prestaciones Sociales y Otras Indemnizaciones	2.728.984.869
Asistencia Socioeconómica	4.331.624.378
Bienes y Servicios	21.899.366.919
Bienes de Consumo	3.340.728.445
Servicios no Personales	18.558.638.474
Depreciación y Amortización	176.000.000
Transferencias y Donaciones Corrientes	8.583.631.330
Al Sector Privado	6.652.275.222
Transferencias Corrientes al Sector Privado	6.512.275.222
Directas a Personas	6.512.275.222
Pensiones y Otros Beneficios Asociados	245.389.280
Jubilaciones y Otros Beneficios Asociados	6.055.530.942
Otras Transferencias Directas a Personas	211.355.000
Donaciones Corrientes al Sector Privado	140.000.000
Donaciones a Personas	140.000.000
Al Sector Público	1.931.356.108
Transferencias Corrientes al Sector Público	1.931.356.108
Al Poder Municipal	1.931.356.108
C. Resultado Económico :Ahorro	**12.245.942.428**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**12.421.942.428**
Recursos Propios de Capital	12.421.942.428
Ahorro en la Cuenta Corriente	12.245.942.428
Incremento de la Depreciación y Amortización Acumuladas	176.000.000
B. Gastos de Capital	**11.469.119.150**
Inversión Real Directa	11.469.119.150
Formación Bruta de Capital Fijo	11.469.119.150
Maquinaria, Equipos y Otros Bienes Muebles	10.532.660.817
Bienes Preexistentes	579.791.666
Construcciones de Bienes de Dominio Privado	356.666.667
C. Resultado Financiero :Superávit	**952.823.278**
III. Cuenta Financiera	
A. Fuentes Financieras	**952.823.278**
Superávit Financiero	952.823.278
B. Aplicaciones Financieras	**952.823.278**
Disminución de Pasivos	952.823.278
Disminución de Cuentas y Efectos por Pagar	952.823.278
Disminución de Cuentas y Efectos por Pagar a Mediano y Largo Plazo	952.823.278
Disminución de Cuentas por Pagar a Proveedores a Mediano y Largo Plazo	952.823.278

A0331

Fondo de Inversión Social de Venezuela (FONVIS)

FONDO DE INVERSIÓN SOCIAL DE VENEZUELA (FONVIS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Fondo de Inversión Social de Venezuela (FONVIS) es una Institución adscrita al Ministerio de Participación Popular y Desarrollo Social, creada en 1990 con el propósito de contar con un instrumento ágil, innovador y efectivo para enfrentar la pobreza, consolidar la modernización del sector social y contribuir con el proceso de descentralización del Estado.

El domicilio del Fondo es la ciudad de Caracas, pudiendo ejercer sus actividades en todo el territorio nacional, establecer oficinas y dependencias en cualquier parte del país, previa aprobación de su Junta Directiva.

FONVIS presta tres tipos de servicios:

Transferencia de Recursos
Consiste en el financiamiento de proyectos de infraestructura de servicios básicos; fortalecimiento institucional para gobiernos estadales y locales, y organizaciones civiles, a fin de contribuir con el mejoramiento de la calidad de vida de la población de escasos recursos.

Administración Delegada
Este servicio se presta mediante la negociación de convenios con instituciones del sector público y privado. Consiste en asumir la responsabilidad del manejo administrativo de proyectos de interés social financiados por organismos multilaterales y ejecutados físicamente por otras instituciones, específicamente la regulación de las operaciones financieras y contables, hasta la coordinación presupuestaria.

Desarrollo de Recursos y Programas
Consiste en captar recursos técnicos, financieros y de información para el desarrollo de proyectos de inversión social que contribuyan a mejorar la calidad de vida de la población de escasos recursos. Para ello, ejecuta tres actividades: cooperación técnica, diseño de programas y servicios de información especializada

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**23.844.462.119**
Transferencias y Donaciones Corrientes	23.794.462.119
Del Sector Público	23.794.462.119
Transferencias Corrientes Internas Recibidas del Sector Público	23.794.462.119
De la República	23.794.462.119
Rentas de la Propiedad	50.000.000
Intereses	50.000.000
Intereses Internos	50.000.000
Intereses por Depósitos	50.000.000
Ingresos de Capital	**350.000.000**
Recursos Propios de Capital	350.000.000
Incremento de la Depreciación y Amortización Acumuladas	350.000.000
Fuentes Financieras	**8.430.849.724**
Disminución de la Inversión Financiera	8.430.849.724
Disminución de Otros Activos Financieros	8.430.849.724
Disminución de Disponibilidades	8.430.849.724
Disminución de Bancos	3.072.619.777
Disminución de Inversiones Temporales	5.358.229.947
TOTAL	**32.625.311.843**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**32.200.471.843**
Gastos de Consumo	8.761.956.528
Remuneraciones	6.582.593.094
Sueldos, Salarios y Otras Retribuciones	2.953.053.095
Beneficios y Complementos de Sueldos y Salarios	934.156.888
Aportes Patronales	191.795.885
Prestaciones Sociales y Otras Indemnizaciones	570.716.197
Asistencia Socioeconómica	1.218.661.810
Otros Gastos de Personal	714.209.219
Bienes y Servicios	1.829.363.434
Bienes de Consumo	174.349.647
Servicios no Personales	1.655.013.787
Depreciación y Amortización	350.000.000
Transferencias y Donaciones Corrientes	23.438.515.315
Al Sector Privado	23.438.515.315
Transferencias Corrientes al Sector Privado	23.438.515.315
A Empresas Privadas	23.438.515.315
Gastos de Capital	**424.840.000**
Inversión Real Directa	424.840.000
Formación Bruta de Capital Fijo	424.840.000
Maquinaria, Equipos y Otros Bienes Muebles	424.840.000
TOTAL	**32.625.311.843**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Comunidades Protagónicas Saludables	Comunidad	5		6.652.625.254			6.652.625.254
00002	Proyecto de Apoyo a la Infancia y la Adolescencia	Niño Atendido	20.000	2.563.733.339	14.368.436.865			16.932.170.204
	TOTAL			2.563.733.339	21.021.062.119			23.584.795.458

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	2.203.563.143	2.000.000.000			4.203.563.143
02	Gestión Administrativa	4.063.553.242	773.400.000			4.836.953.242
	TOTAL	6.267.116.385	2.773.400.000			9.040.516.385

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**137**	**2.903.053.095**
Directivo	7	228.000.000
Profesional y Técnico	102	1.966.749.563
Administrativo	28	708.303.532
Personal Contratado	**2**	**25.000.000**
Administrativo	2	25.000.000
TOTAL	**139**	**2.928.053.095**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	6.582.593.094
4.02	Materiales, Suministros y Mercancías	174.349.647
4.03	Servicios no Personales	1.655.013.787
4.04	Activos Reales	424.840.000
4.07	Transferencias y Donaciones	23.438.515.315
4.08	Otros Gastos	350.000.000
	TOTAL	**32.625.311.843**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**23.844.462.119**
Transferencias y Donaciones Corrientes	23.794.462.119
Del Sector Público	23.794.462.119
Transferencias Corrientes Internas Recibidas del Sector Público	23.794.462.119
De la República	23.794.462.119
Recursos Ordinarios	15.173.400.000
Proyectos por Endeudamiento	8.621.062.119
Programa de Apoyo a la Infancia y la Adolescencia (PAIA)	8.621.062.119
Rentas de la Propiedad	50.000.000
Intereses	50.000.000
Intereses Internos	50.000.000
Intereses por Depósitos	50.000.000
B. Gastos Corrientes	**32.200.471.843**
Gastos de Consumo	8.761.956.528
Remuneraciones	6.582.593.094
Sueldos, Salarios y Otras Retribuciones	2.953.053.095
Beneficios y Complementos de Sueldos y Salarios	934.156.888
Aportes Patronales	191.795.885
Prestaciones Sociales y Otras Indemnizaciones	570.716.197
Asistencia Socioeconómica	1.218.661.810
Otros Gastos de Personal	714.209.219
Bienes y Servicios	1.829.363.434
Bienes de Consumo	174.349.647
Servicios no Personales	1.655.013.787
Depreciación y Amortización	350.000.000
Transferencias y Donaciones Corrientes	23.438.515.315
Al Sector Privado	23.438.515.315
Transferencias Corrientes al Sector Privado	23.438.515.315
A Empresas Privadas	23.438.515.315
C. Resultado Económico: (Desahorro)	**(8.356.009.724)**
II. Cuenta Capital	
A. Ingresos de Capital	**(8.006.009.724)**
Recursos Propios de Capital	(8.006.009.724)
Desahorro en la Cuenta Corriente	(8.356.009.724)
Incremento de la Depreciación y Amortización Acumuladas	350.000.000
B. Gastos de Capital	**424.840.000**
Inversión Real Directa	424.840.000
Formación Bruta de Capital Fijo	424.840.000
Maquinaria, Equipos y Otros Bienes Muebles	424.840.000
C. Resultado Financiero: (Déficit)	**(8.430.849.724)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**8.430.849.724**
Disminución de la Inversión Financiera	8.430.849.724
Disminución de Otros Activos Financieros	8.430.849.724
Disminución de Disponibilidades	8.430.849.724
Disminución de Bancos	3.072.619.777
Disminución de Inversiones Temporales	5.358.229.947
B. Aplicaciones Financieras	**8.430.849.724**
Resultado Financiero: Déficit	8.430.849.724

A0369

Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)

FUNDACIÓN DEL ESTADO PARA EL SISTEMA NACIONAL DE LAS ORQUESTAS JUVENIL E INFANTILES DE VENEZUELA (FESNOJIV)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación del Estado para el Sistema Nacional de las Orquestas juveniles e Infantiles de Venezuela es una Institución abierta a toda la sociedad, con un alto concepto de excelencia musical, contribuyendo al desarrollo integral del ser humano. Se vincula con la comunidad a través del intercambio, la cooperación y el cultivo de valores trascendentales que inciden en la transformación del niño, el joven y el entorno familiar. Se cuenta con un recurso humano dirigido al logro de una meta común, con mística y gozo, formando equipos multidisciplinarios altamente motivados e identificados con la Institución. Se reconoce al movimiento orquestal como una oportunidad para el desarrollo personal en lo intelectual, en lo espiritual, en lo social y en lo profesional, rescatando al niño y al joven de una juventud desorientada.

Para 2006 enmarca sus políticas dentro de los lineamientos establecidos por el Gobierno Nacional respecto a la niñez, la juventud y la familia. En el Plan de Desarrollo Económico y Social 2001-2007 y los lineamientos del Ministerio de Participación Popular y Desarrollo Social, ubicándose dentro del equilibrio social, teniendo como norte alcanzar la justicia social, a través de la universalización de los derechos sociales con garantía de equidad buscando la disminución de las brechas sociales de calidad de vida así como también los déficit de atención, para construir progresivamente ciudadanos que se fortalezcan en una democracia de contenido social.

Utilizando la música como herramienta para el rescate ocupacional de niños, niñas, adolescentes y jóvenes la Fundación durante 30 años ha venido construyendo una red de orquestas y coros diseminados a lo largo y ancho del territorio nacional. Hoy Venezuela es un hermoso mapa musical sembrado por 220 orquestas y más de 1.000 coros infantiles y juveniles, dando atención a unos 240.000 venezolanos que ven en el Sistema una oportunidad de crecimiento y formación integral a través de acciones como: práctica orquestal y coral, integración social de personas con discapacidad, niños en situación de calle, del pupitre al atril (orquestas y coros escolares), centros académicos de luthería (formación de jóvenes artesanos). Para ello cuenta con un recurso humano aproximado de 2.291 personas y con un aporte presupuestario de Bs. 72.240,9 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**74.580.900.000**
Transferencias y Donaciones Corrientes	74.240.900.000
Del Sector Privado	2.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	2.000.000.000
De Empresas Privadas	2.000.000.000
Del Sector Público	72.240.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	72.240.900.000
De la República	72.240.900.000
Venta de Bienes y Servicios de las Administraciones Públicas	120.000.000
Venta de Servicios	120.000.000
Rentas de la Propiedad	120.000.000
Intereses	120.000.000
Intereses Internos	120.000.000
Intereses por Depósitos	120.000.000
Otros Ingresos	100.000.000
Otros Ingresos Ajenos a la Operación	100.000.000
Ingresos de Capital	**332.767.000**
Recursos Propios de Capital	332.767.000
Incremento de la Depreciación y Amortización Acumuladas	332.767.000
Fuentes Financieras	**3.000.000.000**
Disminución de la Inversión Financiera	3.000.000.000
Disminución de Otros Activos Financieros	3.000.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	3.000.000.000
Disminución de Cuentas Comerciales por Cobrar	3.000.000.000
TOTAL	**77.913.667.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**73.502.927.150**
Gastos de Consumo	65.941.541.755
Remuneraciones	45.264.726.755
Sueldos, Salarios y Otras Retribuciones	18.029.555.887
Beneficios y Complementos de Sueldos y Salarios	14.104.250.965
Aportes Patronales	1.881.979.990
Prestaciones Sociales y Otras Indemnizaciones	3.912.159.249
Asistencia Socioeconómica	7.098.371.796
Otros Gastos de Personal	238.408.868
Bienes y Servicios	20.344.048.000
Bienes de Consumo	8.241.458.000
Servicios no Personales	12.102.590.000
Depreciación y Amortización	332.767.000
Transferencias y Donaciones Corrientes	7.561.385.395
Al Sector Privado	7.561.385.395
Transferencias Corrientes al Sector Privado	7.561.385.395
Directas a Personas	988.184.850
Pensiones y Otros Beneficios Asociados	49.050.000
Jubilaciones y Otros Beneficios Asociados	150.393.850
Otras Transferencias Directas a Personas	788.741.000
Otras Transferencias Corrientes Internas al Sector Privado	6.573.200.545
Gastos de Capital	**1.410.739.850**
Inversión Real Directa	1.410.739.850
Formación Bruta de Capital Fijo	1.410.739.850
Maquinaria, Equipos y Otros Bienes Muebles	1.410.739.850
Aplicaciones Financieras	**3.000.000.000**
Disminución de Pasivos	3.000.000.000
Disminución de Cuentas y Efectos por Pagar	3.000.000.000
Disminución de Cuentas y Efectos por Pagar a Mediano y Largo Plazo	3.000.000.000
Disminución de Cuentas por Pagar a Proveedores a Mediano y Largo Plazo	3.000.000.000
TOTAL	**77.913.667.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
00001	Red Nacional de Coros, Orquestas Juveniles e Infantiles y Talleres Artesanales de Instrumentos Musicales como Espacios de Formación Ciudadana y Desarrollo Social	Niño Atendido	240.000	340.000.000	57.666.500.000			58.006.500.000
	TOTAL			340.000.000	57.666.500.000			58.006.500.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	2.340.000.000	12.901.638.439			15.241.638.439
02	Gestión Administrativa	2.992.767.000	1.473.317.711			4.466.084.711
03	Previsión y Protección Social		199.443.850			199.443.850
	TOTAL	5.332.767.000	14.574.400.000			19.907.167.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO (En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**1.046**	**11.252.186.289**
Directivo	64	888.036.393
Profesional y Técnico	404	6.266.546.573
Administrativo	373	2.425.329.537
Docente	205	1.672.273.786
Personal Fijo a Tiempo Parcial	**512**	**3.038.035.992**
Directivo	512	3.038.035.992
Personal Contratado	**744**	**4.593.989.236**
Profesional y Técnico	158	962.856.568
Administrativo	586	3.631.132.668
TOTAL	**2.302**	**18.884.211.517**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO (En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**23**	**143.955.368**
Jubilado	17	106.402.368
Pensionado	6	37.553.000
TOTAL	**23**	**143.955.368**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS (En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	45.264.726.755
4.02	Materiales, Suministros y Mercancías	8.241.458.000
4.03	Servicios no Personales	12.102.590.000
4.04	Activos Reales	1.410.739.850
4.07	Transferencias	7.561.385.395
4.08	Otros Gastos	332.767.000
4.11	Disminución de Pasivos	3.000.000.000
	TOTAL	**77.913.667.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**74.580.900.000**
Transferencias y Donaciones Corrientes	74.240.900.000
Del Sector Privado	2.000.000.000
Transferencias Corrientes Internas Recibidas del Sector Privado	2.000.000.000
De Empresas Privadas	2.000.000.000
Del Sector Público	72.240.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	72.240.900.000
De la República	72.240.900.000
Recursos Ordinarios	72.240.900.000
Venta de Bienes y Servicios de las Administraciones Públicas	120.000.000
Venta de Servicios	120.000.000
Rentas de la Propiedad	120.000.000
Intereses	120.000.000
Intereses Internos	120.000.000
Intereses por Depósitos	120.000.000
Otros Ingresos	100.000.000
Otros Ingresos Ajenos a la Operación	100.000.000
B. Gastos Corrientes	**73.502.927.150**
Gastos de Consumo	65.941.541.755
Remuneraciones	45.264.726.755
Sueldos, Salarios y Otras Retribuciones	18.029.555.887
Beneficios y Complementos de Sueldos y Salarios	14.104.250.965
Aportes Patronales	1.881.979.990
Prestaciones Sociales y Otras Indemnizaciones	3.912.159.249
Asistencia Socioeconómica	7.098.371.796
Otros Gastos de Personal	238.408.868
Bienes y Servicios	20.344.048.000
Bienes de Consumo	8.241.458.000
Servicios no Personales	12.102.590.000
Depreciación y Amortización	332.767.000
Transferencias y Donaciones Corrientes	7.561.385.395
Al Sector Privado	7.561.385.395
Transferencias Corrientes al Sector Privado	7.561.385.395
Directas a Personas	988.184.850
Pensiones y Otros Beneficios Asociados	49.050.000
Jubilaciones y Otros Beneficios Asociados	150.393.850
Otras Transferencias Directas a Personas	788.741.000
Otras Transferencias Corrientes Internas al Sector Privado	6.573.200.545
C. Resultado Económico: Ahorro	**1.077.972.850**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**1.410.739.850**
Recursos Propios de Capital	1.410.739.850
Ahorro en la Cuenta Corriente	1.077.972.850
Incremento de la Depreciación y Amortización Acumuladas	332.767.000
B. Gastos de Capital	**1.410.739.850**
Inversión Real Directa	1.410.739.850
Formación Bruta de Capital Fijo	1.410.739.850
Maquinaria, Equipos y Otros Bienes Muebles	1.410.739.850
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**3.000.000.000**
Disminución de la Inversión Financiera	3.000.000.000
Disminución de Otros Activos Financieros	3.000.000.000
Disminución de Cuentas por Cobrar a Corto Plazo	3.000.000.000
Disminución de Cuentas Comerciales por Cobrar	3.000.000.000
B. Aplicaciones Financieras	**3.000.000.000**
Disminución de Pasivos	3.000.000.000
Disminución de Cuentas y Efectos por Pagar	3.000.000.000
Disminución de Cuentas y Efectos por Pagar a Mediano y Largo Plazo	3.000.000.000
Disminución de Cuentas por Pagar a Proveedores a Mediano y Largo Plazo	3.000.000.000

A0910

Consejo Nacional de Derechos del Niño y del Adolescente (CNDNA)

CONSEJO NACIONAL DE DERECHOS DEL NIÑO Y DEL ADOLESCENTE (CNDNA)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Consejo Nacional de Derechos del Niños, Niñas y Adolescentes (CNDNA) en coordinación con el Ministerio de Participación Popular y Desarrollo Social, desarrollará acciones con los organismos involucrados en la prestación de servicios dirigidos a los niños, niñas y adolescentes, con el objetivo de disminuir las brechas de grupos excluidos del sistema de salud y asi garantizar los derechos constitucionales de forma equitativa, bajo la premisa de alcanzar la justicia social contribuyendo al fortalecimiento del Sistema Público Nacional de Salud.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS

(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.996.000.000**
Transferencias y Donaciones Corrientes	1.996.000.000
Del Sector Público	1.996.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.996.000.000
De la República	1.996.000.000
Fuentes Financieras	**800.000.000**
Disminución de la Inversión Financiera	800.000.000
Disminución de Otros Activos Financieros	800.000.000
Disminución de Disponibilidades	800.000.000
Disminución de Caja	800.000.000
TOTAL	**2.796.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**2.796.000.000**
Gastos de Consumo	2.778.279.000
Remuneraciones	2.182.515.440
Sueldos, Salarios y Otras Retribuciones	1.724.022.000
Beneficios y Complementos de Sueldos y Salarios	221.198.742
Prestaciones Sociales y Otras Indemnizaciones	237.294.698
Bienes y Servicios	595.763.560
Bienes de Consumo	147.922.000
Servicios no Personales	447.841.560
Transferencias y Donaciones Corrientes	17.721.000
Al Sector Privado	17.721.000
Transferencias Corrientes al Sector Privado	17.721.000
Directas a Personas	17.721.000
Jubilaciones y Otros Beneficios Asociados	17.721.000
TOTAL	**2.796.000.000**

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	186.515.440	1.996.000.000			2.182.515.440
02	Gestión Administrativa	595.763.560				595.763.560
03	Previsión y Protección Social	17.721.000				17.721.000
	TOTAL	800.000.000	1.996.000.000			2.796.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**142**	**1.873.220.742**
Directivo	15	362.931.077
Profesional y Técnico	86	1.220.580.171
Administrativo	31	236.784.094
Obrero	10	52.925.400
TOTAL	142	1.873.220.742

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1**	**14.176.800**
Jubilado	1	14.176.800
TOTAL	1	14.176.800

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	2.182.515.440
4.02	Materiales, Suministros y Mercancías	147.922.000
4.03	Servicios no Personales	447.841.560
4.07	Transferencias y Donaciones	17.721.000
	TOTAL	2.796.000.000

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.996.000.000**
Transferencias y Donaciones Corrientes	1.996.000.000
Del Sector Público	1.996.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.996.000.000
De la República	1.996.000.000
Recursos Ordinarios	1.996.000.000
B. Gastos Corrientes	**2.796.000.000**
Gastos de Consumo	2.778.279.000
Remuneraciones	2.182.515.440
Sueldos, Salarios y Otras Retribuciones	1.724.022.000
Beneficios y Complementos de Sueldos y Salarios	221.198.742
Prestaciones Sociales y Otras Indemnizaciones	237.294.698
Bienes y Servicios	595.763.560
Bienes de Consumo	147.922.000
Servicios no Personales	447.841.560
Transferencias y Donaciones Corrientes	17.721.000
Al Sector Privado	17.721.000
Transferencias Corrientes al Sector Privado	17.721.000
Directas a Personas	17.721.000
Jubilaciones y Otros Beneficios Asociados	17.721.000
C. Resultado Económico: (Desahorro)	**(800.000.000)**
II. Cuenta Capital	
A. Ingresos de Capital	**(800.000.000)**
Recursos Propios de Capital	(800.000.000)
Desahorro en la Cuenta Corriente	(800.000.000)
C. Resultado Financiero: (Déficit)	**(800.000.000)**
III. Cuenta Financiera	
A. Fuentes Financieras	**800.000.000**
Disminución de la Inversión Financiera	800.000.000
Disminución de Otros Activos Financieros	800.000.000
Disminución de Disponibilidades	800.000.000
Disminución de Caja	800.000.000
B. Aplicaciones Financieras	**800.000.000**
Resultado Financiero: Déficit	800.000.000

A0931
Servicio Autónomo Fondo Nacional de Protección
del Niño y del Adolescente

SERVICIO AUTÓNOMO FONDO NACIONAL DE PROTECCIÓN DEL NIÑO Y DEL ADOLESCENTE

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Ley Orgánica de Protección del Niño y del Adolescente (LOPNA) define los Fondos de Protección como el conjunto de recursos vinculados a la ejecución de proyectos, acciones o servicios de protección y atención al niño y al adolescente. Para 2006 el Presupuesto del Servicio Autónomo Fondo Nacional de Protección del Niño y del Adolescente asciende a Bs. 7.254,2 millones, de los cuales Bs. 6.554,2 millones provienen de la disminución de activos financieros y Bs. 700,0 millones de los intereses bancarios. Sus actividades estarán dirigidas al financiamiento de proyectos orientados hacia la atención del niño y del adolescente en áreas definidas prioritarias por el CNDNA, tales como: farmacodependencia, violencia familiar, maltrato infantil, educación, desnutrición, embarazo precoz, registro civil e identificación. Además, prevé la suscripción de convenios de cofinanciamiento con fondos municipales, estadales de protección y de financiamiento con organizaciones nacionales, públicas, privadas o mixtas de cobertura colectiva. No refleja gastos operativos o administrativos porque éstos son financiados a través del Consejo Nacional de Derechos del Niño y del Adolescente.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**700.000.000**
Rentas de la Propiedad	700.000.000
Intereses	700.000.000
Intereses Internos	700.000.000
Intereses por Depósitos	700.000.000
Fuentes Financieras	**6.554.246.306**
Disminución de la Inversión Financiera	6.554.246.306
Disminución de Otros Activos Financieros	6.554.246.306
Disminución de Disponibilidades	6.554.246.306
Disminución de Bancos	6.554.246.306
TOTAL	**7.254.246.306**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**4.736.826.906**
Transferencias y Donaciones Corrientes	4.736.826.906
Al Sector Privado	566.419.365
Transferencias Corrientes al Sector Privado	566.419.365
Otras Transferencias Corrientes Internas al Sector Privado	566.419.365
Al Sector Público	4.170.407.541
Transferencias Corrientes al Sector Público	4.170.407.541
A Instituciones de Protección Social	4.170.407.541
Aplicaciones Financieras	**2.517.419.400**
Disminución de Pasivos	2.517.419.400
Disminución de Cuentas y Efectos por Pagar	2.517.419.400
Disminución de Otras Cuentas y Efectos por Pagar	2.517.419.400
Disminución de Otras Cuentas por Pagar a Corto Plazo	2.517.419.400
TOTAL	**7.254.246.306**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Transferencias Para Financiar Proyectos de Protección y Atención Integral de Niños, Niñas y Adolescentes	Miles de Bolívares	4.736.826,9	4.736.826.906				4.736.826.906
	TOTAL			4.736.826.906				4.736.826.906

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
02	Gestión Administrativa	2.517.419.400				2.517.419.400
	TOTAL	2.517.419.400				2.517.419.400

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS

Código	Denominación	Presupuesto 2006
4.07	Transferencias	4.736.826.906
4.11	Disminución de Pasivos	2.517.419.400
	TOTAL	**7.254.246.306**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**700.000.000**
Rentas de la Propiedad	700.000.000
Intereses	700.000.000
Intereses Internos	700.000.000
Intereses por Depósitos	700.000.000
B. Gastos Corrientes	**4.736.826.906**
Transferencias y Donaciones Corrientes	4.736.826.906
Al Sector Privado	566.419.365
Transferencias Corrientes al Sector Privado	566.419.365
Otras Transferencias Corrientes Internas al Sector Privado	566.419.365
Al Sector Público	4.170.407.541
Transferencias Corrientes al Sector Público	4.170.407.541
A Instituciones de Protección Social	4.170.407.541
C. Resultado Económico: (Desahorro)	**(4.036.826.906)**
II. Cuenta Capital	
A. Ingresos de Capital	**(4.036.826.906)**
Recursos Propios de Capital	(4.036.826.906)
Desahorro en la Cuenta Corriente	(4.036.826.906)
C. Resultado Financiero: (Déficit)	**(4.036.826.906)**
III. Cuenta Financiera	
A. Fuentes Financieras	**6.554.246.306**
Disminución de la Inversión Financiera	6.554.246.306
Disminución de Otros Activos Financieros	6.554.246.306
Disminución de Disponibilidades	6.554.246.306
Disminución de Bancos	6.554.246.306
B. Aplicaciones Financieras	**6.554.246.306**
Disminución de Pasivos	2.517.419.400
Disminución de Cuentas y Efectos por Pagar	2.517.419.400
Disminución de Otras Cuentas y Efectos por Pagar	2.517.419.400
Disminución de Otras Cuentas por Pagar a Corto Plazo	2.517.419.400
Déficit Financiero	4.036.826.906

A0936
Instituto Nacional de la Mujer (INAMUJER)

INSTITUTO NACIONAL DE LA MUJER (INAMUJER)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de la Mujer (INAMUJER), es el ente permanente de definición, ejecución, dirección, coordinación supervisión y evaluación de las políticas y asuntos relacionados con la condición y situación de la mujer

La inequidad social es el producto de diversas desigualdades y se manifiesta en múltiples formas de discriminación y de exclusión de la mujer, en los ámbitos sociales, políticos y económicos.

Para el año 2006 se estima incrementar en los ámbitos, político, económico y social la igualdad y equidad de género, se continuarán ejecutando los planes de igualdad de oportunidades para la mujer, y de prevención y atención de la violencia contra la mujer y la familia, mediante la motivación a mujeres en la creación de alianzas estratégicas para la aplicación y cumplimiento de políticas, tratados y convenios que favorecen el adelanto de la mujer, la difusión masiva de los aspectos relacionados a los derechos de las mujeres en todos los ámbitos de la vida nacional, el establecimiento de mecanismos institucionales de protección y atención a la mujer y la organización de las mujeres a escala nacional. Para contribuir al crecimiento y la participación en condiciones de equidad e igualdad en materia de género, INAMUJER en el año 2006 atenderá de manera directa a 124.476 mujeres en el ámbito nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**5.573.500.000**
Transferencias y Donaciones Corrientes	5.517.500.000
Del Sector Público	5.517.500.000
Transferencias Corrientes Internas Recibidas del Sector Público	5.517.500.000
De la República	5.517.500.000
Rentas de la Propiedad	56.000.000
Intereses	56.000.000
Intereses Internos	56.000.000
Intereses por Depósitos	56.000.000
Ingresos de Capital	**142.384.143**
Recursos Propios de Capital	142.384.143
Incremento de la Depreciación y Amortización Acumuladas	142.384.143
Fuentes Financieras	**3.000.000.000**
Disminución de la Inversión Financiera	3.000.000.000
Disminución de Otros Activos Financieros	3.000.000.000
Disminución de Disponibilidades	3.000.000.000
Disminución de Caja	3.000.000.000
TOTAL	**8.715.884.143**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**8.356.853.505**
Gastos de Consumo	8.144.314.961
Remuneraciones	4.055.861.082
Sueldos, Salarios y Otras Retribuciones	1.308.187.400
Beneficios y Complementos de Sueldos y Salarios	1.607.836.589
Aportes Patronales	191.022.120
Prestaciones Sociales y Otras Indemnizaciones	279.507.510
Asistencia Socioeconómica	669.307.463
Bienes y Servicios	3.946.069.736
Bienes de Consumo	815.335.555
Servicios no Personales	3.130.734.181
Depreciación y Amortización	142.384.143
Transferencias y Donaciones Corrientes	212.538.544
Al Sector Privado	212.538.544
Transferencias Corrientes al Sector Privado	132.538.544
Directas a Personas	132.538.544
Pensiones y Otros Beneficios Asociados	24.075.000
Jubilaciones y Otros Beneficios Asociados	108.463.544
Donaciones Corrientes al Sector Privado	80.000.000
Donaciones a Personas	60.000.000
Donaciones a Instituciones sin Fines de Lucro	20.000.000
Gastos de Capital	**359.030.638**
Inversión Real Directa	359.030.638
Formación Bruta de Capital Fijo	357.030.638
Maquinaria, Equipos y Otros Bienes Muebles	357.030.638
Bienes Intangibles	2.000.000
TOTAL	**8.715.884.143**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
A093601	Elevación de la Equidad e Igualdad de Género	Beneficiario	124.476	702.951.658	4.283.400.000			4.986.351.658
	TOTAL			702.951.658	4.283.400.000			4.986.351.658

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	1.893.824.613				1.893.824.613
02	Gestión Administrativa	469.069.328	1.234.100.000			1.703.169.328
03	Previsión y Protección Social	132.538.544				132.538.544
	TOTAL	2.495.432.485	1.234.100.000			3.729.532.485

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**163**	**1.601.429.885**
Directivo	11	419.840.706
Profesional y Técnico	81	652.701.556
Administrativo	40	349.252.827
Obrero	31	179.634.796
TOTAL	**163**	**1.601.429.885**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**6**	**103.512.943**
Jubilado	5	89.112.943
Pensionado	1	14.400.000
Obrero	**2**	**9.720.000**
Jubilado	1	4.860.000
Pensionado	1	4.860.000
TOTAL	**8**	**113.232.943**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	4.055.861.082
4.02	Materiales, Suministros y Mercancías	815.335.555
4.03	Servicios no Personales	3.130.734.181
4.04	Activos Reales	359.030.638
4.07	Transferencias y Donaciones	212.538.544
4.08	Otros Gastos	142.384.143
	TOTAL	**8.715.884.143**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**5.573.500.000**
Transferencias y Donaciones Corrientes	5.517.500.000
Del Sector Público	5.517.500.000
Transferencias Corrientes Internas Recibidas del Sector Público	5.517.500.000
De la República	5.517.500.000
Recursos Ordinarios	5.517.500.000
Rentas de la Propiedad	56.000.000
Intereses	56.000.000
Intereses Internos	56.000.000
Intereses por Depósitos	56.000.000
B. Gastos Corrientes	**8.356.853.505**
Gastos de Consumo	8.144.314.961
Remuneraciones	4.055.861.082
Sueldos, Salarios y Otras Retribuciones	1.308.187.400
Beneficios y Complementos de Sueldos y Salarios	1.607.836.589
Aportes Patronales	191.022.120
Prestaciones Sociales y Otras Indemnizaciones	279.507.510
Asistencia Socioeconómica	669.307.463
Bienes y Servicios	3.946.069.736
Bienes de Consumo	815.335.555
Servicios no Personales	3.130.734.181
Depreciación y Amortización	142.384.143
Transferencias y Donaciones Corrientes	212.538.544
Al Sector Privado	212.538.544
Transferencias Corrientes al Sector Privado	132.538.544
Directas a Personas	132.538.544
Pensiones y Otros Beneficios Asociados	24.075.000
Jubilaciones y Otros Beneficios Asociados	108.463.544
Donaciones Corrientes al Sector Privado	80.000.000
Donaciones a Personas	60.000.000
Donaciones a Instituciones sin Fines de Lucro	20.000.000
C. Resultado Económico: (Desahorro)	**(2.783.353.505)**
II. Cuenta Capital	
A. Ingresos de Capital	**(2.640.969.362)**
Recursos Propios de Capital	(2.640.969.362)
Desahorro en la Cuenta Corriente	(2.783.353.505)
Incremento de la Depreciación y Amortización Acumuladas	142.384.143
B. Gastos de Capital	**359.030.638**
Inversión Real Directa	359.030.638
Formación Bruta de Capital Fijo	357.030.638
Maquinaria, Equipos y Otros Bienes Muebles	357.030.638
Bienes Intangibles	2.000.000
C. Resultado Financiero: (Déficit)	**(3.000.000.000)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**3.000.000.000**
Disminución de la Inversión Financiera	3.000.000.000
Disminución de Otros Activos Financieros	3.000.000.000
Disminución de Disponibilidades	3.000.000.000
Disminución de Caja	3.000.000.000
B. Aplicaciones Financieras	**3.000.000.000**
Resultado Financiero: Déficit	3.000.000.000

A0950
Instituto Nacional de Servicios Sociales

INSTITUTO NACIONAL DE SERVICIOS SOCIALES

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

En el Artículo 69 de la Ley de Servicios Sociales publicada en la Gaceta Oficial de fecha 12/09/2005 se le cambia el nombre al Instituto Nacional de Geriatría y Gerontología (INAGER) por Instituto Nacional de Servicios Sociales (INSERSO), con el objeto de adecuar la estructura administrativa para la ejecución de las funciones y competencias que le asigna dicha Ley. En este sentido, el INSERSO para 2006 ejecutará el proyecto Fortalecimiento de la Atención Integral del Adulto(a) mayor con una meta promedio mensual estimada de 312.000 personas, de las cuales 105.000 se beneficiarán con la aplicación del Decreto 472 "Ayudas Económicas" y 207.000 de los servicios de asistencia médica como geriatría, psicología, oftalmología, odontología, rehabilitación, fisioterapia, laboratorio suministro de medicamentos, atención nutricional, ayudas de emergencia y otros beneficios (prótesis, muletas, sillas de ruedas, andaderas, etc).

Asimismo, se brindará asesoría jurídica dando prioridad al adulto(a) mayor que se encuentra en situación de pobreza extrema, caracterizado por no estar en capacidad de mejorar su situación, ya que por lo general no posee ingresos, carece de una cobertura de seguridad social y presenta altos índices de desnutrición. Estos servicios se prestan a través de los establecimientos a nivel nacional como unidades geriátricas, unidades de atención integral, guarderías y círculos de ancianos y hogares sustitutos que permitirán brindar atención integral a adultos mayores residentes y en forma ambulatoria con la participación activa de las alcaldías, las ONG's o asociaciones civiles.

El total del presupuesto asciende a Bs. 144.147,2 millones, de los cuales Bs. 141.288,1 provienen del aporte del Ejecutivo Nacional a través del Ministerio de Participación Popular y Desarrollo Social, Bs. 2.363,8 millones de las Gobernaciones, Bs. 454,2 millones de disminución de caja y bancos y Bs. 41,0 millones de recursos de capital, destinados a las acciones centralizadas y al proyecto.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**143.651.908.366**
Transferencias y Donaciones Corrientes	143.651.908.366
Del Sector Público	143.651.908.366
Transferencias Corrientes Internas Recibidas del Sector Público	143.651.908.366
De la República	141.288.100.000
Del Poder Estatal	2.363.808.366
Ingresos de Capital	**41.045.361**
Recursos Propios de Capital	41.045.361
Incremento de la Depreciación y Amortización Acumuladas	41.045.361
Fuentes Financieras	**454.217.755**
Disminución de la Inversión Financiera	454.217.755
Disminución de Otros Activos Financieros	454.217.755
Disminución de Disponibilidades	454.217.755
Disminución de Caja	454.217.755
TOTAL	**144.147.171.482**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**143.153.172.145**
Gastos de Consumo	58.791.128.267
Remuneraciones	50.104.136.046
Sueldos, Salarios y Otras Retribuciones	24.254.182.645
Beneficios y Complementos de Sueldos y Salarios	5.575.721.899
Aportes Patronales	2.880.667.415
Prestaciones Sociales y Otras Indemnizaciones	4.580.964.617
Asistencia Socioeconómica	10.092.342.186
Otros Gastos de Personal	2.720.257.284
Bienes y Servicios	8.645.946.860
Bienes de Consumo	5.314.578.677
Servicios no Personales	3.331.368.183
Depreciación y Amortización	41.045.361
Transferencias y Donaciones Corrientes	84.362.043.878
Al Sector Privado	84.362.043.878
Transferencias Corrientes al Sector Privado	82.772.913.877
Directas a Personas	82.722.091.400
Pensiones y Otros Beneficios Asociados	3.315.265.023
Jubilaciones y Otros Beneficios Asociados	3.806.826.377
Otras Transferencias Directas a Personas (Decreto 472 Ayudas Económicas	75.600.000.000
A Instituciones sin Fines de Lucro	50.822.477
Donaciones Corrientes al Sector Privado	1.589.130.001
Donaciones a Personas	899.420.000
Donaciones a Instituciones sin Fines de Lucro	689.710.001
Gastos de Capital	**993.999.337**
Inversión Real Directa	993.999.337
Formación Bruta de Capital Fijo	840.999.337
Maquinaria, Equipos y Otros Bienes Muebles	690.999.337
Construcciones de Bienes de Dominio Privado	150.000.000
Bienes Intangibles	153.000.000
TOTAL	**144.147.171.482**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
28518	Fortalecimiento de la Atención Integral del Adulto(a) Mayor	Beneficiario(a)	312.000		115.992.300.000		2.363.808.366	118.356.108.366
	TOTAL				115.992.300.000		2.363.808.366	118.356.108.366

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		14.280.754.222			14.280.754.222
02	Gestión Administrativa	495.263.116	3.892.954.378			4.388.217.494
03	Previsión y Protección Social		7.122.091.400			7.122.091.400
	TOTAL	495.263.116	25.295.800.000			25.791.063.116

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**2.478**	**14.518.638.599**
Directivo	35	672.057.962
Profesional y Técnico	370	2.615.766.504
Administrativo	461	2.821.045.663
Médico	58	484.284.710
Obrero	1.554	7.925.483.760
Personal Fijo a Tiempo Parcial	**106**	**492.698.841**
Profesional y Técnico	1	2.725.170
Médico	105	489.973.671
Personal Contratado	**267**	**1.889.399.280**
Profesional y Técnico	6	42.417.835
Administrativo	154	1.149.153.114
Médico	15	250.492.091
Obrero	92	447.336.240
TOTAL	**2.851**	**16.900.736.720**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**510**	**2.587.430.154**
Jubilado	140	789.230.154
Pensionado	370	1.798.200.000
Obrero	**443**	**2.154.695.565**
Jubilado	352	1.710.720.000
Pensionado	91	443.975.565
TOTAL	**953**	**4.742.125.719**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	50.104.136.046
4.02	Materiales, Suministros y Mercancías	5.314.578.677
4.03	Servicios no Personales	3.331.368.183
4.04	Activos Reales	993.999.337
4.07	Transferencias	84.362.043.878
4.08	Otros Gastos	41.045.361
	TOTAL	**144.147.171.482**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**143.651.908.366**
Transferencias y Donaciones Corrientes	143.651.908.366
Del Sector Público	143.651.908.366
Transferencias Corrientes Internas Recibidas del Sector Público	143.651.908.366
De la República	141.288.100.000
Recursos Ordinarios	141.288.100.000
Del Poder Estatal	2.363.808.366
B. Gastos Corrientes	**143.153.172.145**
Gastos de Consumo	58.791.128.267
Remuneraciones	50.104.136.046
Sueldos, Salarios y Otras Retribuciones	24.254.182.645
Beneficios y Complementos de Sueldos y Salarios	5.575.721.899
Aportes Patronales	2.880.667.415
Prestaciones Sociales y Otras Indemnizaciones	4.580.964.617
Asistencia Socioeconómica	10.092.342.186
Otros Gastos de Personal	2.720.257.284
Bienes y Servicios	8.645.946.860
Bienes de Consumo	5.314.578.677
Servicios no Personales	3.331.368.183
Depreciación y Amortización	41.045.361
Transferencias y Donaciones Corrientes	84.362.043.878
Al Sector Privado	84.362.043.878
Transferencias Corrientes al Sector Privado	82.772.913.877
Directas a Personas	82.722.091.400
Pensiones y Otros Beneficios Asociados	3.315.265.023
Jubilaciones y Otros Beneficios Asociados	3.806.826.377
Otras Transferencias Directas a Personas(Decreto 472 Ayudas Económicas)	75.600.000.000
A Instituciones sin Fines de Lucro	50.822.477
Donaciones Corrientes al Sector Privado	1.589.130.001
Donaciones a Personas	899.420.000
Donaciones a Instituciones sin Fines de Lucro	689.710.001
C. Resultado Económico: Ahorro	**498.736.221**
II. Cuenta Capital	
A. Ingresos de Capital	**539.781.582**
Recursos Propios de Capital	539.781.582
Ahorro en la Cuenta Corriente	498.736.221
Incremento de la Depreciación y Amortización Acumuladas	41.045.361
B. Gastos de Capital	**993.999.337**
Inversión Real Directa	993.999.337
Formación Bruta de Capital Fijo	840.999.337
Maquinaria, Equipos y Otros Bienes Muebles	690.999.337
Construcciones de Bienes de Dominio Privado	150.000.000
Bienes Intangibles	153.000.000
C. Resultado Financiero: (Déficit)	**(454.217.755)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**454.217.755**
Disminución de la Inversión Financiera	454.217.755
Disminución de Otros Activos Financieros	454.217.755
Disminución de Disponibilidades	454.217.755
Disminución de Caja	454.217.755
B. Aplicaciones Financieras	**454.217.755**
Déficit Financiero	454.217.755

49
Ministerio de Salud

A0025

Instituto Autónomo Hospital Universitario de Caracas (HUC)

INSTITUTO AUTÓNOMO HOSPITAL UNIVERSITARIO DE CARACAS (HUC)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Autónomo Hospital Universitario de Caracas (HUC) fue creado en el año 1956 y es un centro asistencial destinado al servicio hospitalario público en sus tres niveles (atención primaria, general y especializada), siendo centro de referencia de todo el país, principalmente, para cirugía cardiovascular y neurología; a la vez funciona como sede de docencia de la Facultad de Medicina de la Universidad Central de Venezuela.

Para el año 2006, se tiene previsto el proyecto "Atender la Alta Demanda de Pacientes que Ingresan a los Diferentes Servicios Médicos de Este Centro Hospitalario Garantizándole el Acceso Oportuno, Suficiente y de Calidad a los Servicios Especializados que Brinda esta Institución", para lo cual se estima atender 87.959 pacientes.

Adicionalmente, la Institución continuará aplicando el método de administración y uso racional de los medicamentos, para lo cual ha implementado la distribución de éstos a través del sistema de "unidosis", que no es otra cosa que el sistema de distribución de medicamentos en dosis unitarias (SDMDU), lo cual consiste en dispensar en forma oportuna, segura y rápida la administración al paciente de los medicamentos prescrito por el médico tratante, permitiendo el uso racional de los mismos, en procura de la correcta administración de los medicamentos al paciente.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**159.559.427.132**
Transferencias y Donaciones Corrientes	157.859.600.000
Del Sector Público	157.859.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	157.859.600.000
De la República	157.859.600.000
Venta de Bienes y Servicios de las Administraciones Públicas	71.400.555
Venta de Servicios	71.400.555
Ingresos de Operación	1.628.426.577
Otros Ingresos de Operación	1.628.426.577
Ingresos de Capital	**995.274.381**
Recursos Propios de Capital	995.274.381
Incremento de la Depreciación y Amortización Acumuladas	995.274.381
Fuentes Financieras	**8.350.998.557**
Disminución de la Inversión Financiera	7.980.149.005
Disminución de Otros Activos Financieros	7.980.149.005
Disminución de Disponibilidades	7.980.149.005
Disminución de Caja	31.496.557
Disminución de Bancos	7.948.652.448
Incremento de Pasivos	370.849.552
Incremento de Otros Pasivos	370.849.552
Incremento de Provisiones y Reservas Técnicas	370.849.552
Incremento de Provisiones	370.849.552
Incremento de Provisiones Para Pérdidas en el Inventario	370.849.552
TOTAL	**168.905.700.070**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**157.126.422.866**
Gastos de Consumo	145.781.744.089
Remuneraciones	110.840.458.710
Sueldos, Salarios y Otras Retribuciones	32.382.964.012
Beneficios y Complementos de Sueldos y Salarios	56.663.902.963
Aportes Patronales	4.490.964.696
Prestaciones Sociales y Otras Indemnizaciones	9.755.535.738
Asistencia Socioeconómica	7.547.091.301
Bienes y Servicios	33.575.161.446
Bienes de Consumo	28.980.153.842
Servicios no Personales	4.595.007.604
Depreciación y Amortización	995.274.381
Provisiones y Otros Gastos	370.849.552
Pérdidas de Inventario	370.849.552
Transferencias y Donaciones Corrientes	11.344.678.777
Al Sector Privado	11.338.553.777
Transferencias Corrientes al Sector Privado	11.338.553.777
Directas a Personas	11.338.553.777
Pensiones y Otros Beneficios Asociados	439.587.000
Jubilaciones y Otros Beneficios Asociados	10.721.736.300
Otras Transferencias Directas a Personas	177.230.477
Al Sector Público	6.125.000
Transferencias Corrientes al Sector Público	6.125.000
A la República	6.125.000
Gastos de Capital	**2.099.301.067**
Inversión Real Directa	2.099.301.067
Formación Bruta de Capital Fijo	2.099.301.067
Maquinaria, Equipos y Otros Bienes Muebles	2.099.301.067
Aplicaciones Financieras	**9.679.976.137**
Inversión Financiera	3.925.164.929
Incremento de Cuentas por Cobrar a Corto Plazo	3.925.164.929
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	3.925.164.929
Disminución de Pasivos	5.754.811.208
Disminución de Cuentas y Efectos por Pagar	5.754.811.208
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	5.754.811.208
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	5.754.811.208
TOTAL	**168.905.700.070**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Atender la Alta Demanda de Pacientes que Ingresan a los Diferentes Servicios Médicos de Este Centro Hospitalario Garantizándole el Acceso Oportuno, Suficiente y de Calidad a los Servicios Especializados que Brinda Esta Institución.	Paciente Atendido	87.959	5.334.733.762	106.881.400.000			112.216.133.762
	TOTAL			5.334.733.762	106.881.400.000			112.216.133.762

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		33.501.586.648			33.501.586.648
02	Gestión Administrativa	5.711.366.308	6.315.290.052			12.026.656.360
03	Previsión y Protección Social		11.161.323.300			11.161.323.300
	TOTAL	5.711.366.308	50.978.200.000			56.689.566.308

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**4.234**	**28.066.088.968**
Directivo	12	240.891.848
Profesional y Técnico	1.108	9.249.715.456
Administrativo	481	2.684.509.432
Médico	564	4.840.838.832
Obrero	2.069	11.050.133.400
Personal Fijo a Tiempo Parcial	**19**	**113.899.284**
Médico	19	113.899.284
Personal Contratado	**644**	**3.130.613.964**
Profesional y Técnico	644	3.130.613.964
TOTAL	**4.897**	**31.310.602.216**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**522**	**4.076.568.000**
Jubilado	486	3.901.608.000
Pensionado	36	174.960.000
Obrero	**819**	**3.980.340.000**
Jubilado	788	3.829.680.000
Pensionado	31	150.660.000
TOTAL	**1.341**	**8.056.908.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	110.840.458.710
4.02	Materiales, Suministros y Mercancías	28.980.153.842
4.03	Servicios no Personales	4.595.007.604
4.04	Activos Reales	2.099.301.067
4.05	Activos Financieros	3.925.164.929
4.07	Transferencias y Donaciones	11.344.678.777
4.08	Otros Gastos	1.366.123.933
4.11	Disminución de Pasivos	5.754.811.208
	TOTAL	**168.905.700.070**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**159.559.427.132**
Transferencias y Donaciones Corrientes	157.859.600.000
Del Sector Público	157.859.600.000
Transferencias Corrientes Internas Recibidas del Sector Público	157.859.600.000
De la República	157.859.600.000
Recursos Ordinarios	157.859.600.000
Venta de Bienes y Servicios de las Administraciones Públicas	71.400.555
Venta de Servicios	71.400.555
Ingresos de Operación	1.628.426.577
Otros Ingresos de Operación	1.628.426.577
B. Gastos Corrientes	**157.126.422.866**
Gastos de Consumo	145.781.744.089
Remuneraciones	110.840.458.710
Sueldos, Salarios y Otras Retribuciones	32.382.964.012
Beneficios y Complementos de Sueldos y Salarios	56.663.902.963
Aportes Patronales	4.490.964.696
Prestaciones Sociales y Otras Indemnizaciones	9.755.535.738
Asistencia Socioeconómica	7.547.091.301
Bienes y Servicios	33.575.161.446
Bienes de Consumo	28.980.153.842
Servicios no Personales	4.595.007.604
Depreciación y Amortización	995.274.381
Provisiones y Otros Gastos	370.849.552
Pérdidas de Inventario	370.849.552
Transferencias y Donaciones Corrientes	11.344.678.777
Al Sector Privado	11.338.553.777
Transferencias Corrientes al Sector Privado	11.338.553.777
Directas a Personas	11.338.553.777
Pensiones y Otros Beneficios Asociados	439.587.000
Jubilaciones y Otros Beneficios Asociados	10.721.736.300
Otras Transferencias Directas a Personas	177.230.477
Al Sector Público	6.125.000
Transferencias Corrientes al Sector Público	6.125.000
A la República	6.125.000
C. Resultado Económico: Ahorro	**2.433.004.266**
II. Cuenta Capital	
A. Ingresos de Capital	**3.428.278.647**
Recursos Propios de Capital	3.428.278.647
Ahorro en la Cuenta Corriente	2.433.004.266
Incremento de la Depreciación y Amortización Acumuladas	995.274.381
B. Gastos de Capital	**2.099.301.067**
Inversión Real Directa	2.099.301.067
Formación Bruta de Capital Fijo	2.099.301.067
Maquinaria, Equipos y Otros Bienes Muebles	2.099.301.067
C. Resultado Financiero: Superávit	**1.328.977.580**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**9.679.976.137**
Disminución de la Inversión Financiera	7.980.149.005
Disminución de Otros Activos Financieros	7.980.149.005
Disminución de Disponibilidades	7.980.149.005
Disminución de Caja	31.496.557
Disminución de Bancos	7.948.652.448
Incremento de Pasivos	370.849.552
Incremento de Otros Pasivos	370.849.552
Incremento de Provisiones y Reservas Técnicas	370.849.552
Incremento de Provisiones	370.849.552
Incremento de Provisiones Para Pérdidas en el Inventario	370.849.552
Superávit Financiero	1.328.977.580
B. Aplicaciones Financieras	**9.679.976.137**
Inversión Financiera	3.925.164.929
Incremento de Cuentas por Cobrar a Corto Plazo	3.925.164.929
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	3.925.164.929
Disminución de Pasivos	5.754.811.208
Disminución de Cuentas y Efectos por Pagar	5.754.811.208
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	5.754.811.208
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	5.754.811.208

A0057
Instituto Nacional de Nutrición (INN)

INSTITUTO NACIONAL DE NUTRICIÓN (INN)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto Nacional de Nutrición cumpliendo con su responsabilidad constitucional, garantizará el derecho de alimentación y nutrición de los requerimientos y necesidades de la población, con énfasis en los grupos vulnerables y los sectores más excluidos en el ámbito nacional, teniendo como premisa la dignificación de la atención de estos servicios. Dentro de sus pilares fundamentales se plantea la educación masiva y la protección alimentaria nutricional, cuyos resultados contribuyan a recuperar, mejorar o mantener su estado nutricional, alcanzar la adecuada y efectiva contraloría social, soberanía nutricional y por ende mejorar la calidad de vida de las comunidades, directamente entrelazadas con los comités de salud y consultorios populares de la Misión Barrio Adentro. En este sentido para financiar y operativizar lo antes expuesto, se elaboraron los siguientes proyectos:

- **Investigación y monitoreo para la acción en nutrición.** Su objetivo general es detectar y determinar las necesidades nutricionales de la población venezolana y la composición química de los alimentos, mediante la investigación de correspondientes muestras representativas, a fin de realizar el seguimiento y control de los correctivos apropiados a las situaciones anómalas.
- **Educación para la acción alimentaria y nutricional.** Su objetivo general es formar ciudadanos y ciudadanas capaces de manejar conscientemente la información nutricional mediante la difusión masiva de conocimientos y estrategias alimentarias y nutricionales, fomentando así adecuados hábitos y estilos de vida saludables y posibilitándoles el ejercicio pleno de participación ciudadana, especialmente en materia alimentaria.
- **Servicios de atención nutricional a la población venezolana con vulnerabilidad social.** Su objetivo general es suministrar una alimentación inocua, variada, balanceada y ajustada a los requerimientos nutricionales de la población atendida, de manera articulada con las diferentes Misiones, para lograr la inserción de la población en el mundo social y laboral.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**234.933.980.000**
Transferencias y Donaciones Corrientes	230.213.100.000
Del Sector Público	230.213.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	230.213.100.000
De la República	230.213.100.000
Venta de Bienes y Servicios de las Administraciones Públicas	3.720.880.000
Venta de Servicios	3.720.880.000
Rentas de la Propiedad	1.000.000.000
Intereses	1.000.000.000
Intereses Internos	1.000.000.000
Intereses por Depósitos	1.000.000.000
Ingresos de Capital	**245.010.000**
Recursos Propios de Capital	245.010.000
Incremento de la Depreciación y Amortización Acumuladas	245.010.000
Fuentes Financieras	**39.839.022.781**
Disminución de la Inversión Financiera	39.839.022.781
Disminución de Otros Activos Financieros	39.839.022.781
Disminución de Disponibilidades	39.839.022.781
Disminución de Bancos	39.839.022.781
TOTAL	**275.018.012.781**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**236.757.451.506**
Gastos de Consumo	206.671.282.086
Remuneraciones	154.032.100.000
Sueldos, Salarios y Otras Retribuciones	45.270.896.399
Beneficios y Complementos de Sueldos y Salarios	69.193.868.687
Aportes Patronales	7.636.040.269
Prestaciones Sociales y Otras Indemnizaciones	15.690.685.267
Asistencia Socioeconómica	16.118.496.778
Otros Gastos de Personal	122.112.600
Bienes y Servicios	52.394.172.086
Bienes de Consumo	40.274.667.311
Servicios no Personales	12.119.504.775
Depreciación y Amortización	245.010.000
Transferencias y Donaciones Corrientes	30.086.169.420
Al Sector Privado	30.086.169.420
Transferencias Corrientes al Sector Privado	30.061.169.420
Directas a Personas	29.992.226.400
Pensiones y Otros Beneficios Asociados	2.014.372.800
Jubilaciones y Otros Beneficios Asociados	27.977.853.600
Otras Transferencias Corrientes Internas al Sector Privado	68.943.020
Donaciones Corrientes al Sector Privado	25.000.000
Donaciones a Personas	25.000.000
Gastos de Capital	**3.973.878.925**
Inversion Real Directa	3.973.878.925
Formación Bruta de Capital Fijo	3.973.878.925
Maquinaria, Equipos y Otros Bienes Muebles	3.973.878.925
Aplicaciones Financieras	**34.286.682.350**
Disminución de Pasivos	34.286.682.350
Disminución de Cuentas y Efectos por Pagar	2.120.818.382
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.120.818.382
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	2.120.818.382
Disminución de Otros Pasivos	32.165.863.968
Disminución de Provisiones y Reservas Técnicas	32.165.863.968
Disminución de Provisiones	32.165.863.968
Disminución de Provisiones Para Beneficios Sociales	32.165.863.968
TOTAL	**275.018.012.781**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
001	Investigación y Monitoreo para la Investigación en Nutrición	Evaluaciones	33.133		9.399.249.829			9.399.249.829
002	Educación para la Acción Alimentaria y Nutricional	Persona	71.500		4.153.336.690			4.153.336.690
003	Servicios de Atención Nutricional a la Población Venezolana con Vulnerabilidad Social	Cubierto	10.312.600	13.900.305.489	135.921.913.481			149.822.218.970
	TOTAL			13.900.305.489	149.474.500.000			163.374.805.489

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		36.323.543.376			36.323.543.376
02	Gestión Administrativa	30.904.607.292	14.422.830.224			45.327.437.516
03	Previsión y Protección Social		29.992.226.400			29.992.226.400
	TOTAL	30.904.607.292	80.738.600.000			111.643.207.292

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**7.436**	**62.462.741.067**
Directivo	43	1.558.745.483
Profesional y Técnico	444	6.137.193.784
Administrativo	1.571	21.790.446.691
Médico	27	535.099.795
Obrero	5.351	32.441.255.314
Personal Contratado	**30**	**300.000.000**
Profesional y Técnico	30	300.000.000
TOTAL	**7.466**	**62.762.741.067**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1.567**	**7.615.620.000**
Jubilado	1.253	6.089.580.000
Pensionado	314	1.526.040.000
Obrero	**2.856**	**15.338.160.000**
Jubilado	2.856	15.338.160.000
TOTAL	**4.423**	**22.953.780.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	154.032.100.000
4.02	Materiales, Suministros y Mercancías	40.274.667.311
4.03	Servicios no Personales	12.119.504.775
4.04	Activos Reales	3.973.878.925
4.07	Transferencias y Donaciones	30.086.169.420
4.08	Otros Gastos	245.010.000
4.11	Disminución de Pasivos	34.286.682.350
	TOTAL	**275.018.012.781**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**234.933.980.000**
Transferencias y Donaciones Corrientes	230.213.100.000
Del Sector Público	230.213.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	230.213.100.000
De la República	230.213.100.000
Recursos Ordinarios	230.213.100.000
Venta de Bienes y Servicios de las Administraciones Públicas	3.720.880.000
Venta de Servicios	3.720.880.000
Rentas de la Propiedad	1.000.000.000
Intereses	1.000.000.000
Intereses Internos	1.000.000.000
Intereses por Depósitos	1.000.000.000
B. Gastos Corrientes	**236.757.451.506**
Gastos de Consumo	206.671.282.086
Remuneraciones	154.032.100.000
Sueldos, Salarios y Otras Retribuciones	45.270.896.399
Beneficios y Complementos de Sueldos y Salarios	69.193.868.687
Aportes Patronales	7.636.040.269
Prestaciones Sociales y Otras Indemnizaciones	15.690.685.267
Asistencia Socioeconómica	16.118.496.778
Otros Gastos de Personal	122.112.600
Bienes y Servicios	52.394.172.086
Bienes de Consumo	40.274.667.311
Servicios no Personales	12.119.504.775
Depreciación y Amortización	245.010.000
Transferencias y Donaciones Corrientes	30.086.169.420
Al Sector Privado	30.086.169.420
Transferencias Corrientes al Sector Privado	30.061.169.420
Directas a Personas	29.992.226.400
Pensiones y Otros Beneficios Asociados	2.014.372.800
Jubilaciones y Otros Beneficios Asociados	27.977.853.600
Otras Transferencias Corrientes Internas al Sector Privado	68.943.020
Donaciones Corrientes al Sector Privado	25.000.000
Donaciones a Personas	25.000.000
C. Resultado Económico: (Desahorro)	**(1.823.471.506)**
II. Cuenta Capital	
A. Ingresos de Capital	**(1.578.461.506)**
Recursos Propios de Capital	(1.578.461.506)
Desahorro en la Cuenta Corriente	(1.823.471.506)
Incremento de la Depreciación y Amortización Acumuladas	245.010.000
B. Gastos de Capital	**3.973.878.925**
Inversion Real Directa	3.973.878.925
Formación Bruta de Capital Fijo	3.973.878.925
Maquinaria, Equipos y Otros Bienes Muebles	3.973.878.925
C. Resultado Financiero: (Déficit)	**(5.552.340.431)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**39.839.022.781**
Disminución de la Inversión Financiera	39.839.022.781
Disminución de Otros Activos Financieros	39.839.022.781
Disminución de Disponibilidades	39.839.022.781
Disminución de Bancos	39.839.022.781
B. Aplicaciones Financieras	**39.839.022.781**
Disminución de Pasivos	34.286.682.350
Disminución de Cuentas y Efectos por Pagar	2.120.818.382
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	2.120.818.382
Disminución de Efectos por Pagar a Proveedores a Corto Plazo	2.120.818.382
Disminución de Otros Pasivos	32.165.863.968
Disminución de Provisiones y Reservas Técnicas	32.165.863.968
Disminución de Provisiones	32.165.863.968
Disminución de Provisiones Para Beneficios Sociales	32.165.863.968
Déficit Financiero	5.552.340.431

A0061

Instituto Nacional de Higiene "Rafael Rangel"
(INHRR)

INSTITUTO NACIONAL DE HIGIENE "RAFAEL RANGEL" (INHRR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Institución fue creada en el año 1938, tiene por objeto desarrollar investigaciones endemo-epidémicas y de epizootias, estudio de problemas de nutrición y análisis de las aguas y sustancias alimenticias, preparación técnica del personal, revisión y análisis de los productos biológicos y farmacéuticos que se ofrezcan en venta, elaboración de productos biológicos y químicos para uso humano y veterinario.

Para el año 2006 las actividades del Instituto están orientadas a participar activamente en el Plan Estratégico Social de Fortalecimiento y Modernización que contempla el Estado venezolano para el Sector Salud, a través de los proyectos: evaluación para el registro y control de productos de uso y consumo humano que protegerá y fomentará integralmente la salud de la población venezolana, producción de vacunas e insumos relacionados de carácter estratégico para la búsqueda de la autonomía nacional de la salud, fortalecimiento de la red de servicios del Distrito Metropolitano Caracas, servicio de diagnóstico gratuito de enfermedades transmisibles y de errores innatos del metabolismo de la población venezolana, centro de investigación y desarrollo de vacunas BCG o DPT (ejecución de la fase de equipamiento de la planta), tabiquería de laboratorio y construcción del nuevo bioterio central y estacionamiento.

Las metas de la Institución para el presente ejercicio fiscal consistirá en el mejoramiento continuo en la obtención de bienes y servicios de calidad, ampliar alianza estratégica con centros de investigación, producción y docencia a nivel nacional e internacional. Transferir tecnología y conocimientos a la red de salud a nivel nacional para garantizar diagnósticos oportunos, gratuitos y de calidad en enfermedades transmisibles, e incrementar la vigilancia sanitaria de productos de consumo humano para prevenir y disminuir la morbi-mortalidad por enfermedades y mejorar la calidad de vida de la población venezolana.

Adicionalmente, se asignan los recursos del Convenio de Cooperación por Bs. 214.840,6 millones, destinados a la adquisición de medicamentos genéricos, suministro de vacunas entre otros, para la dotación de las clínicas populares, boticas populares y la red de salud pública nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**274.014.053.808**
Transferencias y Donaciones Corrientes	261.535.506.674
Del Sector Público	261.535.506.674
Transferencias Corrientes Internas Recibidas del Sector Público	261.535.506.674
De la República	261.535.506.674
Venta de Bienes y Servicios de las Administraciones Públicas	5.181.882.644
Venta de Bienes	2.600.767.626
Venta de Servicios	2.482.480.818
Venta de Otros Bienes y Servicios	98.634.200
Rentas de la Propiedad	7.296.664.490
Intereses	7.296.664.490
Intereses Internos	7.296.664.490
Intereses por Depósitos	7.296.664.490
Ingresos de Capital	**4.727.273.485**
Recursos Propios de Capital	540.991.809
Incremento de la Depreciación y Amortización Acumuladas	540.991.809
Transferencias y Donaciones de Capital	4.186.281.676
Transferencias de Capital Recibidas del Sector Público	4.186.281.676
De la República	4.186.281.676
Fuentes Financieras	**221.337.929.413**
Disminución de la Inversión Financiera	214.108.785.295
Disminución de Otros Activos Financieros	214.108.785.295
Disminución de Disponibilidades	198.866.828.105
Disminución de Bancos	75.162.628.528
Disminución de Inversiones Temporales	123.704.199.577
Disminución de Cuentas por Cobrar a Corto Plazo	15.241.957.190
Disminución de Cuentas Comerciales por Cobrar	11.320.425.742
Disminución de Otras Cuentas por Cobrar a Corto Plazo	3.921.531.448
Incremento de Pasivos	7.229.144.118
Incremento de Cuentas y Efectos por Pagar	5.995.923.316
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	5.995.923.316
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	593.791
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	2.450.123.205
Incremento de Cuentas por Pagar a Contratistas a Corto Plazo	3.545.206.320
Incremento de Otros Pasivos	1.233.220.802
Incremento de Provisiones y Reservas Técnicas	1.233.220.802
Incremento de Provisiones	1.233.220.802
Incremento de Provisiones Para Beneficios Sociales	1.233.220.802
TOTAL	**500.079.256.706**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**275.434.800.469**
Gastos de Consumo	44.873.753.320
Remuneraciones	26.416.117.825
Sueldos, Salarios y Otras Retribuciones	3.993.021.535
Beneficios y Complementos de Sueldos y Salarios	1.378.796.603
Aportes Patronales	1.124.155.972
Prestaciones Sociales y Otras Indemnizaciones	1.234.598.572
Asistencia Socioeconómica	4.279.048.761
Otros Gastos de Personal	14.406.496.382
Bienes y Servicios	17.916.643.686
Bienes de Consumo	13.686.213.686
Servicios no Personales	4.230.430.000
Depreciación y Amortización	540.991.809
Transferencias y Donaciones Corrientes	230.561.047.149
Al Sector Privado	3.092.359.799
Transferencias Corrientes al Sector Privado	3.072.359.799
Directas a Personas	2.936.859.801
Pensiones y Otros Beneficios Asociados	469.750.546
Jubilaciones y Otros Beneficios Asociados	2.467.109.255
A Instituciones sin Fines de Lucro	135.499.998
Donaciones Corrientes al Sector Privado	20.000.000
Donaciones a Personas	10.000.000
Donaciones a Instituciones sin Fines de Lucro	10.000.000
Al Sector Público	227.468.687.350
Transferencias Corrientes al Sector Público	227.468.687.350
A la República	227.468.687.350
Gastos de Capital	**41.802.780.690**
Inversión Real Directa	41.802.780.690
Formación Bruta de Capital Fijo	41.185.174.666
Maquinaria, Equipos y Otros Bienes Muebles	17.382.335.341
Bienes Preexistentes	704.141.592
Construcciones de Bienes de Dominio Privado	16.622.416.057
Producción Propia (Gastos Capitalizables)	6.476.281.676
Remuneraciones	4.186.281.676
Sueldos, Salarios y Otras Retribuciones	4.186.281.676
Bienes y Servicios	2.290.000.000
Bienes de Consumo	20.000.000
Servicios no Personales	2.270.000.000
Bienes Intangibles	617.606.024
Aplicaciones Financieras	**182.841.675.547**
Inversión Financiera	204.488.524
Incremento de Cuentas por Cobrar a Corto Plazo	204.488.524
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	204.488.524
Disminución de Pasivos	182.637.187.023
Disminución de Cuentas y Efectos por Pagar	182.637.187.023
Disminución de Otras Cuentas y Efectos por Pagar	182.637.187.023
Disminución de Otras Cuentas por Pagar a Corto Plazo	182.637.187.023
TOTAL	**500.079.256.706**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
29512	Evaluación para el registro y control de productos de uso y consumo humano que protegerá y fomentara integralmente la salud de la población venezolana	Análisis	62.165	6.018.806.537	6.859.356.504			12.878.163.041
29509	Producción de vacunas e insumos relacionados de carácter estratégico para la búsqueda de la autonomía nacional de la salud.	Dosis	7.800.000	2.600.767.626	6.961.119.039			9.561.886.665
29587	Fortalecimiento de la red de servicios del distrito metropolitano caracas	Equipo	10		12.293.175.000			12.293.175.000
29475	Servicio de diagnóstico gratuito de enfermedades transmisibles y de errores innatos del metabolismo de la población venezolana	Examen	70.000	5.686.281.676	6.813.342.781			12.499.624.457
29590	Centro de investigación y desarrollo de vacunas BCG o DPT. ejecución de la fase de equipamiento de la planta, tabiquería de laboratorio y construcción del nuevo bioterio central y estacionamiento	Metros Cuadrados	11.670	29.083.718.324	4.186.281.676			33.270.000.000
	TOTAL			43.389.574.163	37.113.275.000			80.502.849.163

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		9.325.088.631			9.325.088.631
02	Gestión Administrativa	190.210.331.763	2.263.513.998			192.473.845.761
03	Previsión y Protección Social	757.562.430	2.179.297.371			2.936.859.801
06	Otras		214.840.613.350			214.840.613.350
	TOTAL	190.967.894.193	228.608.513.350			419.576.407.543

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**710**	**7.690.694.095**
Directivo	14	1.003.133.191
Profesional y Técnico	351	4.061.870.003
Administrativo	166	1.302.783.891
Obrero	179	1.322.907.010
Personal Contratado	**112**	**2.185.283.804**
Profesional y Técnico	112	2.185.283.804
TOTAL	**822**	**9.875.977.899**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**124**	**1.109.199.934**
Jubilado	106	1.031.136.168
Pensionado	18	78.063.766
Obrero	**51**	**211.294.750**
Jubilado	38	123.823.754
Pensionado	13	87.470.996
TOTAL	**175**	**1.320.494.684**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	30.602.399.501
4.02	Materiales, Suministros y Mercancías	13.706.213.686
4.03	Servicios no Personales	6.500.430.000
4.04	Activos Reales	35.326.499.014
4.05	Activos Financieros	204.488.524
4.07	Transferencias y Donaciones	230.561.047.149
4.08	Otros Gastos	540.991.809
4.11	Disminución de Pasivos	182.637.187.023
	TOTAL	**500.079.256.706**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**274.014.053.808**
Transferencias y Donaciones Corrientes	261.535.506.674
Del Sector Público	261.535.506.674
Transferencias Corrientes Internas Recibidas del Sector Público	261.535.506.674
De la República	261.535.506.674
Recursos Ordinarios	249.242.331.674
Aporte para el Instituto Nacional de Higiene "Rafael Rangel"	34.401.718.324
Convenio de Cooperación	214.840.613.350
Proyectos por Endeudamientos	12.293.175.000
Fortalecimiento Nacional de los Servicios de Salud del Distrito Metropolitano de Caracas (Convenio de Préstamo 7062-VE)	12.293.175.000
Venta de Bienes y Servicios de las Administraciones Públicas	5.181.882.644
Venta de Bienes	2.600.767.626
Venta de Servicios	2.482.480.818
Venta de Otros Bienes y Servicios	98.634.200
Rentas de la Propiedad	7.296.664.490
Intereses	7.296.664.490
Intereses Internos	7.296.664.490
Intereses por Depósitos	7.296.664.490
B. Gastos Corrientes	**276.329.831.689**
Gastos de Consumo	45.768.784.540
Remuneraciones	26.416.117.825
Sueldos, Salarios y Otras Retribuciones	3.993.021.535
Beneficios y Complementos de Sueldos y Salarios	1.378.796.603
Aportes Patronales	1.124.155.972
Prestaciones Sociales y Otras Indemnizaciones	1.234.598.572
Asistencia Socioeconómica	4.279.048.761
Otros Gastos de Personal	14.406.496.382
Bienes y Servicios	17.916.643.686
Bienes de Consumo	13.686.213.686
Servicios no Personales	4.230.430.000
Depreciación y Amortización	540.991.809
Variación de Existencias	895.031.220
Transferencias y Donaciones Corrientes	230.561.047.149
Al Sector Privado	3.092.359.799
Transferencias Corrientes al Sector Privado	3.072.359.799
Directas a Personas	2.936.859.801
Pensiones y Otros Beneficios Asociados	469.750.546
Jubilaciones y Otros Beneficios Asociados	2.467.109.255
A Instituciones sin Fines de Lucro	135.499.998
Donaciones Corrientes al Sector Privado	20.000.000
Donaciones a Personas	10.000.000
Donaciones a Instituciones sin Fines de Lucro	10.000.000
Al Sector Público	227.468.687.350
Transferencias Corrientes al Sector Público	227.468.687.350
A la República	227.468.687.350
C. Resultado Económico: (Desahorro)	**(2.315.777.881)**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
II. Cuenta Capital	
A. Ingresos de Capital	**3.306.526.824**
Recursos Propios de Capital	(879.754.852)
Desahorro en la Cuenta Corriente	(2.315.777.881)
Disminución de Existencias	895.031.220
De Materias Primas, Materiales y Suministros	750.540.230
De Productos en Proceso	144.490.990
Incremento de la Depreciación y Amortización Acumuladas	540.991.809
Transferencias y Donaciones de Capital	4.186.281.676
Transferencias de Capital Recibidas del Sector Público	4.186.281.676
De la República	4.186.281.676
Recursos Ordinarios	4.186.281.676
B. Gastos de Capital	**41.802.780.690**
Inversión Real Directa	41.802.780.690
Formación Bruta de Capital Fijo	41.185.174.666
Maquinaria, Equipos y Otros Bienes Muebles	17.382.335.341
Bienes Preexistentes	704.141.592
Construcciones de Bienes de Dominio Privado	16.622.416.057
Producción Propia (gastos Capitalizables)	6.476.281.676
Remuneraciones	4.186.281.676
Sueldos, Salarios y Otras Retribuciones	4.186.281.676
Bienes y Servicios	2.290.000.000
Bienes de Consumo	20.000.000
Servicios no Personales	2.270.000.000
Bienes Intangibles	617.606.024
C. Resultado Financiero: (Déficit)	**(38.496.253.866)**
III. Cuenta Financiera	
A. Fuentes Financieras	**221.337.929.413**
Disminución de la Inversión Financiera	214.108.785.295
Disminución de Otros Activos Financieros	214.108.785.295
Disminución de Disponibilidades	198.866.828.105
Disminución de Bancos	75.162.628.528
Disminución de Inversiones Temporales	123.704.199.577
Disminución de Cuentas por Cobrar a Corto Plazo	15.241.957.190
Disminución de Cuentas Comerciales por Cobrar	11.320.425.742
Disminución de Otras Cuentas por Cobrar a Corto Plazo	3.921.531.448
Incremento de Pasivos	7.229.144.118
Incremento de Cuentas y Efectos por Pagar	5.995.923.316
Incremento de Cuentas y Efectos por Pagar a Corto Plazo	5.995.923.316
Incremento de Aportes Patronales y Retenciones Laborales por Pagar	593.791
Incremento Cuentas por Pagar a Proveedores a Corto Plazo	2.450.123.205
Incremento de Cuentas por Pagar a Contratistas a Corto Plazo	3.545.206.320
Incremento de Otros Pasivos	1.233.220.802
Incremento de Provisiones y Reservas Técnicas	1.233.220.802
Incremento de Provisiones	1.233.220.802
Incremento de Provisiones Para Beneficios Sociales	1.233.220.802

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
B. Aplicaciones Financieras	**221.337.929.413**
Inversión Financiera	204.488.524
Incremento de Cuentas por Cobrar a Corto Plazo	204.488.524
Incremento de Cuentas Comerciales por Cobrar a Corto Plazo	204.488.524
Disminución de Pasivos	182.637.187.023
Disminución de Cuentas y Efectos por Pagar	182.637.187.023
Disminución de Otras Cuentas y Efectos por Pagar	182.637.187.023
Disminución de Otras Cuentas por Pagar a Corto Plazo	182.637.187.023
Déficit Financiero	38.496.253.866

A0119

Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)

SERVICIO AUTÓNOMO SERVICIO DE ELABORACIONES FARMACÉUTICAS (SEFAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

SEFAR es la institución del Estado venezolano destinada al suministro y producción de medicamentos e insumos para el Sistema Público Nacional de Salud (SPNS). Como Servicio Autónomo adscrito al Ministerio de Salud tiene la misión de garantizar el acceso a medicamentos esenciales de alta calidad, suministrados bajo el esquema de racionalidad terapéutica, a los pacientes atendidos en el Sistema de Salud Pública y el abastecimiento de insumos al mas bajo costo.

En el marco del artículo 85 de la Constitución de la República Bolivariana de Venezuela el Estado desarrollará la industria de insumos para salud. En este sentido El SEFAR es el responsable de la puesta en marcha de una política de producción y distribución de medicamentos e insumos a los organismos del SPNS, a través de las siguientes estrategias:

- En el marco de la política de medicamentos a desarrollar durante el año 2006 el SEFAR tiene la responsabilidad de desarrollar la capacidad de producción de medicamentos del Estado, a través de la puesta en marcha de nuevas plantas de producción y de la ampliación de la planta actual de las Adjuntas, para garantizar los medicamentos a los Proyectos del Ministerio de Salud, principalmente, aquellos necesarios para atender enfermedades infecciosas de alto impacto en la salud de la población, como tuberculosis, malaria y diarreas y aquellos medicamentos que no son producidos por la industria farmacéutica privada.

- El segundo aspecto clave para garantizar el acceso a los medicamentos es el abastecimiento a las dependencias del Sistema Público Nacional de Salud a través de un sistema de suministro eficiente y oportuno. En consecuencia SEFAR diseñará e implementará en el 2006 un Sistema de Suministro de Medicamentos e Insumos para los centro de atención de salud del Sistema Público Nacional. Esto implica la selección, almacenamiento, distribución y dispensación de medicamentos e insumos, en programas como: oncología, vih-sida, cardiovascular, endocrino metabólico, renal, pediatría, enfermedades respiratorias, entre otras. Es urgente desarrollar estrategias para la compra centralizada y luego desarrollar densas redes de distribución para colocar los medicamentos en cada centro de atención.

- Para atender al paciente, se transforma el Programa SUMED (del año 2005) en Proyecto de Atención al Paciente para canalizar las solicitudes individuales que requieran medicamentos y/o insumos.

- Ofrecer a la población la dispensación de medicamentos esenciales que pueden ser adquiridos en las Boticas Populares a un 15 % del costo del medicamento, para lo cual el Estado subsidia a través del SEFAR el 85 % del costo del medicamento, esta actividad es principalmente un proyecto social ya que su beneficio impacta directamente la salud de la población, sin embargo, permite la obtención de ingresos económicos que se utilizan en el fortalecimiento del Proyecto.

- Realizar la coordinación de la cooperación en el marco del intercambio con los laboratorios nacionales e internacionales, atendiendo los acuerdos suscritos por el Gobierno Nacional, donde el SEFAR ofrece capacidad de almacenamiento y distribución de estos medicamentos.

Finalmente SEFAR es un servicio autónomo que obtiene ingresos por la comercialización de medicamentos los cuales son vendidos a un precio mas bajo a los servicios de salud que tienen recursos para la compra de medicamentos, con esto se obtienen recursos para el mantenimiento de los gastos de funcionamiento.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**53.952.003.149**
Transferencias y Donaciones Corrientes	31.348.900.000
Del Sector Público	31.348.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	31.348.900.000
De la República	31.348.900.000
Venta de Bienes y Servicios de las Administraciones Públicas	21.803.103.149
Venta de Bienes	21.803.103.149
Rentas de la Propiedad	800.000.000
Intereses	800.000.000
Intereses Internos	800.000.000
Intereses por Depósitos	800.000.000
Ingresos de Capital	**70.000.000**
Recursos Propios de Capital	70.000.000
Incremento de la Depreciación y Amortización Acumuladas	70.000.000
Fuentes Financieras	**12.421.399.554**
Disminución de la Inversión Financiera	12.421.399.554
Disminución de Otros Activos Financieros	12.421.399.554
Disminución de Disponibilidades	2.378.330.575
Disminución de Inversiones Temporales	2.378.330.575
Disminución de Cuentas por Cobrar a Corto Plazo	2.865.142.851
Disminución de Cuentas Comerciales por Cobrar	2.865.142.851
Disminución de Otros Activos Financieros Circulantes	7.177.926.128
TOTAL	**66.443.402.703**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**50.551.266.335**
Gastos de Consumo	50.455.954.067
Remuneraciones	12.713.151.729
Sueldos, Salarios y Otras Retribuciones	4.736.185.037
Beneficios y Complementos de Sueldos y Salarios	3.265.061.747
Aportes Patronales	2.319.957.388
Prestaciones Sociales y Otras Indemnizaciones	939.534.336
Otros Gastos de Personal	1.452.413.221
Bienes y Servicios	37.672.802.338
Bienes de Consumo	30.760.082.991
Servicios no Personales	6.912.719.347
Depreciación y Amortización	70.000.000
Transferencias y Donaciones Corrientes	95.312.268
Al Sector Privado	95.312.268
Transferencias Corrientes al Sector Privado	95.312.268
Directas a Personas	95.312.268
Jubilaciones y Otros Beneficios Asociados	95.312.268
Gastos de Capital	**3.010.049.080**
Inversión Real Directa	3.010.049.080
Formación Bruta de Capital Fijo	3.010.049.080
Maquinaria, Equipos y Otros Bienes Muebles	3.010.049.080
Aplicaciones Financieras	**12.882.087.288**
Disminución de Pasivos	12.882.087.288
Disminución de Cuentas y Efectos por Pagar	10.572.906.372
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	10.572.906.372
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	10.572.906.372
Disminución de Otros Pasivos	2.309.180.916
Disminución de Provisiones y Reservas Técnicas	2.309.180.916
Disminución de Provisiones	2.309.180.916
Disminución de Otras Provisiones	2.309.180.916
TOTAL	**66.443.402.703**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Distribución y Comercialización	Medicamento	6.191.566		14.382.875.320			14.382.875.320
02	Boticas Populares	Botica	380		11.142.029.441			11.142.029.441
03	Atención al Paciente	Paciente	127.800		5.823.995.239			5.823.995.239
04	Producción	Tableta	16.510.000	5.000.000.000				5.000.000.000
	TOTAL			5.000.000.000	31.348.900.000			36.348.900.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	4.148.127.214				4.148.127.214
02	Gestión Administrativa	25.851.063.221				25.851.063.221
03	Previsión y Protección Social	95.312.268				95.312.268
	TOTAL	30.094.502.703				30.094.502.703

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**127**	**1.387.906.000**
Directivo	18	542.806.000
Profesional y Técnico	30	361.878.000
Administrativo	24	143.942.000
Obrero	55	339.280.000
Personal Contratado	**502**	**3.265.169.000**
Administrativo	420	2.812.227.000
Obrero	82	452.942.000
TOTAL	**629**	**4.653.075.000**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**6**	**58.970.000**
Jubilado	6	58.970.000
Obrero	**3**	**17.496.000**
Jubilado	3	17.496.000
TOTAL	**9**	**76.466.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	12.713.151.729
4.02	Materiales, Suministros y Mercancías	30.760.082.991
4.03	Servicios no Personales	6.912.719.347
4.04	Activos Reales	3.010.049.080
4.07	Transferencias y Donaciones	95.312.268
4.08	Otros Gastos	70.000.000
4.11	Disminución de Pasivos	12.882.087.288
	TOTAL	**66.443.402.703**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**53.952.003.149**
Transferencias y Donaciones Corrientes	31.348.900.000
Del Sector Público	31.348.900.000
Transferencias Corrientes Internas Recibidas del Sector Público	31.348.900.000
De la República	31.348.900.000
Recursos Ordinarios	31.348.900.000
Venta de Bienes y Servicios de las Administraciones Publicas	21.803.103.149
Venta de Bienes	21.803.103.149
Rentas de la Propiedad	800.000.000
Intereses	800.000.000
Intereses Internos	800.000.000
Intereses por Depósitos	800.000.000
B. Gastos Corrientes	**50.551.266.335**
Gastos de Consumo	50.455.954.067
Remuneraciones	12.713.151.729
Sueldos, Salarios y Otras Retribuciones	4.736.185.037
Beneficios y Complementos de Sueldos y Salarios	3.265.061.747
Aportes Patronales	2.319.957.388
Prestaciones Sociales y Otras Indemnizaciones	939.534.336
Otros Gastos de Personal	1.452.413.221
Bienes y Servicios	37.672.802.338
Bienes de Consumo	30.760.082.991
Servicios no Personales	6.912.719.347
Depreciación y Amortización	70.000.000
Transferencias y Donaciones Corrientes	95.312.268
Al Sector Privado	95.312.268
Transferencias Corrientes al Sector Privado	95.312.268
Directas a Personas	95.312.268
Jubilaciones y Otros Beneficios Asociados	95.312.268
C. Resultado Económico: Ahorro	**3.400.736.814**
II. Cuenta Capital	
A. Ingresos de Capital	**3.470.736.814**
Recursos Propios de Capital	3.470.736.814
Ahorro en la Cuenta Corriente	3.400.736.814
Incremento de la Depreciación y Amortización Acumuladas	70.000.000
B. Gastos de Capital	**3.010.049.080**
Inversión Real Directa	3.010.049.080
Formación Bruta de Capital Fijo	3.010.049.080
Maquinaria, Equipos y Otros Bienes Muebles	3.010.049.080
C. Resultado Financiero: Superávit	**460.687.734**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**12.882.087.288**
Disminución de la Inversión Financiera	12.421.399.554
Disminución de Otros Activos Financieros	12.421.399.554
Disminución de Disponibilidades	2.378.330.575
Disminución de Inversiones Temporales	2.378.330.575
Disminución de Cuentas por Cobrar a Corto Plazo	2.865.142.851
Disminución de Cuentas Comerciales por Cobrar	2.865.142.851
Disminución de Otros Activos Financieros Circulantes	7.177.926.128
Superávit Financiero	460.687.734
B. Aplicaciones Financieras	**12.882.087.288**
Disminución de Pasivos	12.882.087.288
Disminución de Cuentas y Efectos por Pagar	10.572.906.372
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	10.572.906.372
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	10.572.906.372
Disminución de Otros Pasivos	2.309.180.916
Disminución de Provisiones y Reservas Técnicas	2.309.180.916
Disminución de Provisiones	2.309.180.916
Disminución de Otras Provisiones	2.309.180.916

A0153

Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM)

SERVICIO AUTÓNOMO HOSPITAL UNIVERSITARIO DE MARACAIBO (SAHUM)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Servicio Autónomo Hospital Universitario de Maracaibo (SAHUM) fue creado mediante Decreto Nº 735, de fecha 28 de junio de 1995, iniciando operaciones como Servicio Autónomo en 1997.

El Hospital es tipo IV y presta atención médica en los 3 niveles, consultas externas en todas las especialidades y los departamentos clínicos básicos, tiene cobertura regional y circunvecina; realiza actividades conjuntamente con la Universidad del Zulia (LUZ) y tiene convenio de cooperación bilateral, dicta clases de docencia, pregrado y postgrados. Además, la LUZ proporciona recursos de profesores, algunos técnicos, equipos y asesoría, pero no realiza ningún aporte económico directo al Hospital.

Para el año 2006, tiene previsto ampliar la cobertura de atención a 34.395 pacientes, con criterio de calidad total, con énfasis en las enfermedades de alto costo y riesgo. Para ello recibe del Ejecutivo Nacional a través del Ministerio de Salud un aporte de Bs. 111.085,0 millones.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**111.085.000.000**
Transferencias y Donaciones Corrientes	111.085.000.000
Del Sector Público	111.085.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	111.085.000.000
De la República	111.085.000.000
Ingresos de Capital	**200.000.000**
Recursos Propios de Capital	200.000.000
Incremento de la Depreciación y Amortización Acumuladas	200.000.000
Fuentes Financieras	**1.000.000.000**
Disminución de la Inversión Financiera	1.000.000.000
Disminución de Otros Activos Financieros	1.000.000.000
Disminución de Disponibilidades	1.000.000.000
Disminución de Caja	1.000.000.000
TOTAL	**112.285.000.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**109.285.000.000**
Gastos de Consumo	109.285.000.000
Remuneraciones	70.293.178.261
Sueldos, Salarios y Otras Retribuciones	21.804.235.628
Beneficios y Complementos de Sueldos y Salarios	21.199.137.581
Aportes Patronales	2.579.807.291
Prestaciones Sociales y Otras Indemnizaciones	8.189.711.655
Asistencia Socioeconómica	2.912.491.000
Otros Gastos de Personal	13.607.795.106
Bienes y Servicios	38.791.821.739
Bienes de Consumo	34.963.763.102
Servicios no Personales	3.828.058.637
Depreciación y Amortización	200.000.000
Gastos de Capital	**2.000.000.000**
Inversión Real Directa	2.000.000.000
Formación Bruta de Capital Fijo	2.000.000.000
Maquinaria, Equipos y Otros Bienes Muebles	2.000.000.000
Aplicaciones Financieras	**1.000.000.000**
Disminución de Pasivos	1.000.000.000
Disminución de Cuentas y Efectos por Pagar	1.000.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.000.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.000.000.000
TOTAL	**112.285.000.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Ampliar la Cobertura de Atención, con Criterio de Calidad Total, de los Pacientes con Enfermedades de Alto Costo y Riesgo que Acuden al SAHUM	Paciente Atendido	34.395		74.893.300.000			74.893.300.000
	TOTAL				74.893.300.000			74.893.300.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		33.828.058.637			33.828.058.637
02	Gestión Administrativa	1.200.000.000	2.363.641.363			3.563.641.363
	TOTAL	1.200.000.000	36.191.700.000			37.391.700.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**2.448**	**18.484.062.066**
Directivo	2	59.618.711
Profesional y Técnico	519	4.802.789.057
Administrativo	117	1.168.351.338
Médico	371	4.856.276.507
Obrero	1.439	7.597.026.453
Personal Contratado	**450**	**3.432.847.932**
Profesional y Técnico	70	561.349.143
Administrativo	50	400.963.672
Médico	130	1.042.505.549
Obrero	200	1.428.029.568
TOTAL	**2.898**	**21.916.909.998**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	70.293.178.261
4.02	Materiales, Suministros y Mercancías	34.963.763.102
4.03	Servicios no Personales	3.828.058.637
4.04	Activos Reales	2.000.000.000
4.08	Otros Gastos	200.000.000
4.11	Disminución de Pasivos	1.000.000.000
	TOTAL	**112.285.000.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**111.085.000.000**
Transferencias y Donaciones Corrientes	111.085.000.000
Del Sector Público	111.085.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	111.085.000.000
De la República	111.085.000.000
Recursos Ordinarios	111.085.000.000
B. Gastos Corrientes	**109.285.000.000**
Gastos de Consumo	109.285.000.000
Remuneraciones	70.293.178.261
Sueldos, Salarios y Otras Retribuciones	21.804.235.628
Beneficios y Complementos de Sueldos y Salarios	21.199.137.581
Aportes Patronales	2.579.807.291
Prestaciones Sociales y Otras Indemnizaciones	8.189.711.655
Asistencia Socioeconómica	2.912.491.000
Otros Gastos de Personal	13.607.795.106
Bienes y Servicios	38.791.821.739
Bienes de Consumo	34.963.763.102
Servicios no Personales	3.828.058.637
Depreciación y Amortización	200.000.000
C. Resultado Económico: Ahorro	**1.800.000.000**
II. Cuenta Capital	
A. Ingresos de Capital	**2.000.000.000**
Recursos Propios de Capital	2.000.000.000
Ahorro en la Cuenta Corriente	1.800.000.000
Incremento de la Depreciación y Amortización Acumuladas	200.000.000
B. Gastos de Capital	**2.000.000.000**
Inversión Real Directa	2.000.000.000
Formación Bruta de Capital Fijo	2.000.000.000
Maquinaria, Equipos y Otros Bienes Muebles	2.000.000.000
C. Resultado Financiero: Equilibrado	
III. Cuenta Financiera	
A. Fuentes Financieras	**1.000.000.000**
Disminución de la Inversión Financiera	1.000.000.000
Disminución de Otros Activos Financieros	1.000.000.000
Disminución de Disponibilidades	1.000.000.000
Disminución de Caja	1.000.000.000
B. Aplicaciones Financieras	**1.000.000.000**
Disminución de Pasivos	1.000.000.000
Disminución de Cuentas y Efectos por Pagar	1.000.000.000
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	1.000.000.000
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	1.000.000.000

A0181

Servicio Autónomo Instituto de Biomedicina

SERVICIO AUTÓNOMO INSTITUTO DE BIOMEDICINA

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Servicio Autónomo Instituto de Biomedicina (SAIB) es un organismo adscrito al Ministerio de Salud, vinculado a la Universidad Central de Venezuela (UCV) y al Hospital Vargas de Caracas. Está orientado a la investigación y control de diversas enfermedades endémicas (lepra, leishmaniasis, oncocercosis, chagas, tuberculosis, parasitosis intestinal, etc) desde la perspectiva de la atención integral en salud, investigaciones operacionales y socio-epidemiológicas; así como el desarrollo de la docencia y capacitación de recursos humanos, tanto en el área acádémica universitaria como en los servicios y programas de salud asociados a las referidas endemias.

En este sentido, el SAIB se desempeña como organismo normativo de la investigación y control de las enfermedades endémicas, asociado al desarrollo de la docencia y la investigación, concentrando sus metas en la ejecución de los programas de control y prevención de lepra, leishmaniasis y oncocercosis o ceguera de los ríos, cuyo nombre obedece al padecimiento de ceguera en los afectados; además realizan investigaciones en el área de tuberculosis, parasitosis intestinal, diarreas infantiles, micosis y otras afección.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**4.219.700.000**
Transferencias y Donaciones Corrientes	4.219.700.000
Del Sector Público	4.219.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.219.700.000
De la República	4.219.700.000
Ingresos de Capital	**518.750.103**
Recursos Propios de Capital	518.750.103
Incremento de la Depreciación y Amortización Acumuladas	518.750.103
Fuentes Financieras	**81.893.897**
Disminución de la Inversión Financiera	81.893.897
Disminución de Otros Activos Financieros	81.893.897
Disminución de Disponibilidades	81.893.897
Disminución de Bancos	81.893.897
TOTAL	**4.820.344.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**4.595.545.467**
Gastos de Consumo	4.595.545.467
Remuneraciones	3.372.134.464
Sueldos, Salarios y Otras Retribuciones	1.389.876.633
Beneficios y Complementos de Sueldos y Salarios	1.443.206.468
Aportes Patronales	88.878.236
Prestaciones Sociales y Otras Indemnizaciones	229.306.812
Asistencia Socioeconómica	220.866.315
Bienes y Servicios	704.660.900
Bienes de Consumo	285.520.799
Servicios no Personales	419.140.101
Depreciación y Amortización	518.750.103
Gastos de Capital	**142.904.636**
Inversión Real Directa	142.904.636
Formación Bruta de Capital Fijo	142.904.636
Maquinaria, Equipos y Otros Bienes Muebles	130.904.636
Construcciones de Bienes de Dominio Público	12.000.000
Aplicaciones Financieras	**81.893.897**
Disminución de Pasivos	81.893.897
Disminución de Cuentas y Efectos por Pagar	81.893.897
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	81.893.897
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	81.893.897
TOTAL	**4.820.344.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Asistencia a Pacientes de Enfermedades Endémicas y de Patologías Dermatológicas	Paciente	50.000		948.450.949			948.450.949
02	Investigación y Docencia en Enfermedades Endémicas y Dermatológicas	Boletín Informativo	52		1.835.849.051			1.835.849.051
	TOTAL				2.784.300.000			2.784.300.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.368.348.000			1.368.348.000
02	Gestión Administrativa	600.644.000	67.052.000			667.696.000
	TOTAL	600.644.000	1.435.400.000			2.036.044.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**118**	**934.470.699**
Directivo	1	38.337.132
Profesional y Técnico	30	265.692.593
Administrativo	35	200.376.283
De Investigación	8	104.779.067
Médico	13	172.130.212
Obrero	31	153.155.412
Personal Contratado	**69**	**703.188.939**
Profesional y Técnico	44	582.168.939
Obrero	25	121.020.000
TOTAL	**187**	**1.637.659.638**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.372.134.464
4.02	Materiales, Suministros y Mercancías	285.520.799
4.03	Servicios no Personales	419.140.101
4.04	Activos Reales	142.904.636
4.08	Otros Gastos	518.750.103
4.11	Disminución de Pasivos	81.893.897
	TOTAL	**4.820.344.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.219.700.000**
Transferencias y Donaciones Corrientes	4.219.700.000
Del Sector Público	4.219.700.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.219.700.000
De la República	4.219.700.000
Recursos Ordinarios	4.219.700.000
B. Gastos Corrientes	**4.595.545.467**
Gastos de Consumo	4.595.545.467
Remuneraciones	3.372.134.464
Sueldos, Salarios y Otras Retribuciones	1.389.876.633
Beneficios y Complementos de Sueldos y Salarios	1.443.206.468
Aportes Patronales	88.878.236
Prestaciones Sociales y Otras Indemnizaciones	229.306.812
Asistencia Socioeconómica	220.866.315
Bienes y Servicios	704.660.900
Bienes de Consumo	285.520.799
Servicios no Personales	419.140.101
Depreciación y Amortización	518.750.103
C. Resultado Económico:(Desahorro)	**(375.845.467)**
II. Cuenta Capital	
A. Ingresos de Capital	**142.904.636**
Recursos Propios de Capital	142.904.636
Desahorro en la Cuenta Corriente	(375.845.467)
Incremento de la Depreciación y Amortización Acumuladas	518.750.103
B. Gastos de Capital	**142.904.636**
Inversión Real Directa	142.904.636
Formación Bruta de Capital Fijo	142.904.636
Maquinaria, Equipos y Otros Bienes Muebles	130.904.636
Construcciones de Bienes de Dominio Público	12.000.000
III. Cuenta Financiera	
A. Fuentes Financieras	**81.893.897**
Disminución de la Inversión Financiera	81.893.897
Disminución de Otros Activos Financieros	81.893.897
Disminución de Disponibilidades	81.893.897
Disminución de Bancos	81.893.897
B. Aplicaciones Financieras	**81.893.897**
Disminución de Pasivos	81.893.897
Disminución de Cuentas y Efectos por Pagar	81.893.897
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	81.893.897
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	81.893.897

A0306

Fundación "José Félix Ribas" (FUNDARIBAS)

FUNDACIÓN "JOSÉ FÉLIX RIBAS"(FUNDARIBAS)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

La Fundación fue creada en el año 1986 y tiene por objeto el funcionamiento, mantenimiento y financiamiento de las comunidades terapéuticas, prevención, rehabilitación e investigación científica sobre el uso de modo inadecuado, abusivo y fuera de la prescripción facultativa, de sustancias estupefacientes y psicotrópicas.

La Institución desarrolla:

Tratamiento: Tiene como objetivo planificar, ejecutar y desarrollar programas y acciones de asistencia integral, dirigidas al sector de la población afectada por el uso y abuso de drogas. Las acciones están dirigidas a

- Brindar asistencia integral al sector de la población afectada por el consumo de sustancias estupefacientes y psicotrópicas.
- Incorporar a la familia del consumidor en el sistema de asistencia integral, a objeto de mantener la recuperación y promover la salud familiar.
- Ofrecer a los usuarios asistencia integral a través de diversas técnicas que permitan la atención en los diferentes niveles de salud.
- Registrar y sistematizar la información sobre la población atendida, su volumen y características, así como evaluar los procedimientos y procesos de tratamiento para ajustar los programas.
- Orientar el tratamiento hacia la ejecución de un proyecto de vida personal, coherente con el logro de unas condiciones de vida satisfactorias.
- Constituir una red institucional de tratamiento, rehabilitación y reinserción social que de respuesta a las necesidades de los usuarios y sus familiares.

Prevención: Tiene por objetivo intervenir en grupos, comunidades e instituciones, con la finalidad de mejorar la calidad de vida de la población a través de estrategias preventivas que permitan el abordaje del problema del consumo de drogas. Las acciones están dirigidas a :

- Formar y capacitar multiplicadores en materia de prevención integral ante las drogas.
- Promover en la población prácticas alternativas que contrasten los factores de riesgo y desarrollen estilos de vida positivos, saludables y autónomos.
- Promover el desarrollo y consolidación de una red de prevención integral a nivel nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**4.345.000.000**
Transferencias y Donaciones Corrientes	4.215.000.000
Del Sector Público	4.215.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.215.000.000
De la República	4.152.000.000
Del Poder Estadal	48.000.000
Del Poder Municipal	15.000.000
Ingresos de Operación	110.000.000
Otros Ingresos de Operación	110.000.000
Otros Ingresos	20.000.000
Otros Ingresos Ajenos a la Operación	20.000.000
Ingresos de Capital	**14.242.513**
Recursos Propios de Capital	14.242.513
Incremento de la Depreciación y Amortización Acumuladas	14.242.513
Fuentes Financieras	**220.030.564**
Disminución de la Inversión Financiera	125.906.976
Disminución de Otros Activos Financieros	125.906.976
Disminución de Disponibilidades	85.597.042
Disminución de Caja	85.597.042
Disminución de Cuentas por Cobrar a Corto Plazo	40.309.934
Disminución de Otras Cuentas por Cobrar a Corto Plazo	40.309.934
Incremento de Pasivos	94.123.588
Incremento de Otros Pasivos	94.123.588
Incremento de Provisiones y Reservas Técnicas	94.123.588
Incremento de Provisiones	94.123.588
Incremento de Provisiones Para Beneficios Sociales	94.123.588
TOTAL	**4.579.273.077**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS
(En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**4.295.844.879**
Gastos de Consumo	4.264.144.479
Remuneraciones	3.881.879.172
Sueldos, Salarios y Otras Retribuciones	1.283.207.378
Beneficios y Complementos de Sueldos y Salarios	1.609.822.385
Aportes Patronales	250.896.520
Prestaciones Sociales y Otras Indemnizaciones	370.082.052
Asistencia Socioeconómica	367.870.837
Bienes y Servicios	368.022.794
Bienes de Consumo	157.385.531
Servicios no Personales	210.637.263
Depreciación y Amortización	14.242.513
Transferencias y Donaciones Corrientes	31.700.400
Al Sector Privado	31.700.400
Transferencias Corrientes al Sector Privado	31.700.400
Directas a Personas	7.700.400
Jubilaciones y Otros Beneficios Asociados	7.700.400
A Instituciones sin Fines de Lucro	24.000.000
Gastos de Capital	**27.517.407**
Inversión Real Directa	27.517.407
Formación Bruta de Capital Fijo	27.517.407
Maquinaria, Equipos y Otros Bienes Muebles	27.517.407
Aplicaciones Financieras	**255.910.791**
Disminución de Pasivos	255.910.791
Disminución de Cuentas y Efectos por Pagar	255.020.687
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	255.020.687
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	183.936.128
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	71.084.559
Disminución de Otros Pasivos	890.104
Disminución de Otros Pasivos a Corto Plazo	890.104
TOTAL	**4.579.273.077**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Sistema Nacional de Prevención Integral en Drogas y Otras Adicciones	Paciente Atendido	75.338		2.775.900.000			2.775.900.000
	TOTAL				2.775.900.000			2.775.900.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores	350.030.564	1.208.872.440		63.000.000	1.621.903.004
02	Gestión Administrativa	14.242.513	159.527.160			173.769.673
03	Previsión y Protección Social		7.700.400			7.700.400
	TOTAL	364.273.077	1.376.100.000		63.000.000	1.803.373.077

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**162**	**1.515.218.077**
Directivo	28	557.686.407
Profesional y Técnico	93	681.670.720
Administrativo	24	149.736.660
Médico	9	85.496.290
Obrero	8	40.628.000
Personal Contratado	**14**	**44.171.750**
Profesional y Técnico	14	44.171.750
TOTAL	**176**	**1.559.389.827**

CLASIFICACIÓN DEL PERSONAL JUBILADO Y PENSIONADO
(En Bolívares)

Denominación	Nº de Cargos 2006	Presupuesto 2006
Empleado	**1**	**5.589.000**
Jubilado	1	5.589.000
TOTAL	**1**	**5.589.000**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.881.879.172
4.02	Materiales, Suministros y Mercancías	157.385.531
4.03	Servicios no Personales	210.637.263
4.04	Activos Reales	27.517.407
4.07	Transferencias y Donaciones	31.700.400
4.08	Otros Gastos	14.242.513
4.11	Disminución de Pasivos	255.910.791
	TOTAL	**4.579.273.077**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.345.000.000**
Transferencias y Donaciones Corrientes	4.215.000.000
Del Sector Público	4.215.000.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.215.000.000
De la República	4.152.000.000
Recursos Ordinarios	4.152.000.000
Del Poder Estadal	48.000.000
Del Poder Municipal	15.000.000
Ingresos de Operación	110.000.000
Otros Ingresos de Operación	110.000.000
Otros Ingresos	20.000.000
Otros Ingresos Ajenos a la Operación	20.000.000
B. Gastos Corrientes	**4.295.844.879**
Gastos de Consumo	4.264.144.479
Remuneraciones	3.881.879.172
Sueldos, Salarios y Otras Retribuciones	1.283.207.378
Beneficios y Complementos de Sueldos y Salarios	1.609.822.385
Aportes Patronales	250.896.520
Prestaciones Sociales y Otras Indemnizaciones	370.082.052
Asistencia Socioeconómica	367.870.837
Bienes y Servicios	368.022.794
Bienes de Consumo	157.385.531
Servicios no Personales	210.637.263
Depreciación y Amortización	14.242.513
Transferencias y Donaciones Corrientes	31.700.400
Al Sector Privado	31.700.400
Transferencias Corrientes al Sector Privado	31.700.400
Directas a Personas	7.700.400
Jubilaciones y Otros Beneficios Asociados	7.700.400
A Instituciones sin Fines de Lucro (CENTEGRUPO)	24.000.000
C. Resultado Económico: Ahorro	**49.155.121**
II. Cuenta Capital	
A. Ingresos de Capital	**63.397.634**
Recursos Propios de Capital	63.397.634
Ahorro en la Cuenta Corriente	49.155.121
Incremento de la Depreciación y Amortización Acumuladas	14.242.513
B. Gastos de Capital	**27.517.407**
Inversión Real Directa	27.517.407
Formación Bruta de Capital Fijo	27.517.407
Maquinaria, Equipos y Otros Bienes Muebles	27.517.407
C. Resultado Financiero: Superávit	**35.880.227**

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
III. Cuenta Financiera	
A. Fuentes Financieras	**255.910.791**
Disminución de la Inversión Financiera	125.906.976
Disminución de Otros Activos Financieros	125.906.976
Disminución de Disponibilidades	85.597.042
Disminución de Caja	85.597.042
Disminución de Cuentas por Cobrar a Corto Plazo	40.309.934
Disminución de Otras Cuentas por Cobrar a Corto Plazo	40.309.934
Incremento de Pasivos	94.123.588
Incremento de Otros Pasivos	94.123.588
Incremento de Provisiones y Reservas Técnicas	94.123.588
Incremento de Provisiones	94.123.588
Incremento de Provisiones Para Beneficios Sociales	94.123.588
Superávit Financiero	35.880.227
B. Aplicaciones Financieras	**255.910.791**
Disminución de Pasivos	255.910.791
Disminución de Cuentas y Efectos por Pagar	255.020.687
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	255.020.687
Disminución de Aportes Patronales y Retenciones Laborales por Pagar	183.936.128
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	71.084.559
Disminución de Otros Pasivos	890.104
Disminución de Otros Pasivos a Corto Plazo	890.104

A0818

Sociedad Civil para el Control de Enfermedades
Endémicas y Asistencia al Indigena, Bolívar
(CENASAI BOLIVAR)

SOCIEDAD CIVIL PARA EL CONTROL DE ENFERMEDADES ENDÉMICAS Y ASISTENCIA AL INDIGENA, BOLÍVAR (CENASAI BOLIVAR)

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El financiamiento está conformado por las Transferencias del Ministerio de Salud y Desarrollo Social por Bs. 880,0 millones, de la Corporación Venezolana de Guayana por Bs. 350,0 millones y de la Gobernación del Estado Bolívar por Bs. 220,0 millones.

Con los aportes de los socios fundadores la institución dará prioridad a las razones básicas de su creación, atendiendo gastos destinados primordialmente a la atención sanitaria al indígena y para el apoyo y el control de enfermedades endémicas en un 80% del total de presupuesto de gastos para 2006.

La sociedad ha preparado una programación para cubrir en su primera fase extensas áreas rurales y semi-urbanas del Estado Bolívar, priorizando una acción intensa en las distintas comunidades indígenas que presentan difícil acceso; puntualizando programas concretos en acciones de salud y creando un sistema de vigilancia epidemiológica que, dentro de las posibilidades presupuestarias, determinen un eficiente control de las enfermedades endémicas, facilitando la prevención y el tratamiento a las diversas comunidades del medio.

En tal sentido, se tiene previsto realizar 16.000 atenciones médico-odontológicas, desarrollo de un sistema de vigilancia epidemiológica integral a través de 13.500 visitas a casas con énfasis en las principales endemias para la prevención y abordaje de enfermedades emergentes y remergentes, suministrar 6.000 medicamentos para dar tratamientos de manera oportuna y eficiente, formación y capacitación de 3 personas en las diferentes comunidades indígenas que ampliarán el Sistema Local de Salud, construcción de tres (03) edificaciones para prestar la atención médica a los indígenas, entre otras actividades a realizar por la Sociedad para el presente ejercicio fiscal 2.006.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**1.450.400.000**
Transferencias y Donaciones Corrientes	1.450.400.000
Del Sector Público	1.450.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.450.400.000
De la República	880.400.000
De los Entes Descentralizados con Fines Empresariales no Petroleros	350.000.000
Del Poder Estadal	220.000.000
Ingresos de Capital	**5.885.638**
Recursos Propios de Capital	5.885.638
Incremento de la Depreciación y Amortización Acumuladas	5.885.638
TOTAL	**1.456.285.638**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**1.185.156.014**
Gastos de Consumo	1.185.156.014
Remuneraciones	935.714.978
Sueldos, Salarios y Otras Retribuciones	424.814.600
Beneficios y Complementos de Sueldos y Salarios	409.875.912
Aportes Patronales	23.368.772
Prestaciones Sociales y Otras Indemnizaciones	73.183.031
Asistencia Socioeconómica	4.472.663
Bienes y Servicios	243.555.398
Bienes de Consumo	176.245.398
Servicios no Personales	67.310.000
Depreciación y Amortización	5.885.638
Gastos de Capital	**58.856.383**
Inversión Real Directa	58.856.383
Formación Bruta de Capital Fijo	58.856.383
Maquinaria, Equipos y Otros Bienes Muebles	14.765.474
Construcciones de Bienes de Dominio Público	44.090.909
Aplicaciones Financieras	**212.273.241**
Inversión Financiera	76.362.187
Incremento de Otros Activos Financieros	76.362.187
Incremento de Disponibilidades	76.362.187
Incremento de Caja	76.362.187
Disminución de Pasivos	135.911.054
Disminución de Cuentas y Efectos por Pagar	135.911.054
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	135.911.054
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	135.911.054
TOTAL	**1.456.285.638**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Atención Integral en Salud a las Comunidades Indígenas Ubicadas en Areas de Difícil Acceso del Estado Bolívar	Indígena Atendido	16.000		596.900.000		358.533.306	955.433.306
	TOTAL				596.900.000		358.533.306	955.433.306

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		227.437.979			227.437.979
02	Gestión Administrativa	5.885.638	56.062.021		211.466.694	273.414.353
	TOTAL	5.885.638	283.500.000		211.466.694	500.852.332

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**82**	**519.519.376**
Profesional y Técnico	28	214.679.376
Obrero	54	304.840.000
TOTAL	**82**	**519.519.376**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	935.714.978
4.02	Materiales, Suministros y Mercancías	176.245.398
4.03	Servicios no Personales	67.310.000
4.04	Activos Reales	58.856.383
4.05	Activos Financieros	76.362.187
4.08	Otros Gastos	5.885.638
4.11	Disminución de Pasivos	135.911.054
	TOTAL	**1.456.285.638**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO
(En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**1.450.400.000**
Transferencias y Donaciones Corrientes	1.450.400.000
Del Sector Público	1.450.400.000
Transferencias Corrientes Internas Recibidas del Sector Público	1.450.400.000
De la República	880.400.000
Recursos Ordinarios	880.400.000
De los Entes Descentralizados con Fines Empresariales no Petroleros	350.000.000
Del Poder Estadal	220.000.000
B. Gastos Corrientes	**1.185.156.014**
Gastos de Consumo	1.185.156.014
Remuneraciones	935.714.978
Sueldos, Salarios y Otras Retribuciones	424.814.600
Beneficios y Complementos de Sueldos y Salarios	409.875.912
Aportes Patronales	23.368.772
Prestaciones Sociales y Otras Indemnizaciones	73.183.031
Asistencia Socioeconómica	4.472.663
Bienes y Servicios	243.555.398
Bienes de Consumo	176.245.398
Servicios no Personales	67.310.000
Depreciación y Amortización	5.885.638
C. Resultado Económico: Ahorro	**265.243.986**
II. Cuenta Capital	
A. Ingresos de Capital	**271.129.624**
Recursos Propios de Capital	271.129.624
Ahorro en la Cuenta Corriente	265.243.986
Incremento de la Depreciación y Amortización Acumuladas	5.885.638
B. Gastos de Capital	**58.856.383**
Inversión Real Directa	58.856.383
Formación Bruta de Capital Fijo	58.856.383
Maquinaria, Equipos y Otros Bienes Muebles	14.765.474
Construcciones de Bienes de Dominio Público	44.090.909
C. Resultado Financiero: Superávit	**212.273.241**
III. Cuenta Financiera	
A. Fuentes Financieras	**212.273.241**
Superávit Financiero	212.273.241
B. Aplicaciones Financieras	**212.273.241**
Inversión Financiera	76.362.187
Incremento de Otros Activos Financieros	76.362.187
Incremento de Disponibilidades	76.362.187
Incremento de Caja	76.362.187
Disminución de Pasivos	135.911.054
Disminución de Cuentas y Efectos por Pagar	135.911.054
Disminución de Cuentas y Efectos por Pagar a Corto Plazo	135.911.054
Disminución Cuentas por Pagar a Proveedores a Corto Plazo	135.911.054

A0907

Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"

SERVICIO AUTÓNOMO INSTITUTO DE ALTOS ESTUDIOS "DR. ARNOLDO GABALDÓN"

POLÍTICA PRESUPUESTARIA PARA EL AÑO 2006

El Instituto de Altos Estudios en Salud Pública "Dr. Arnoldo Gabaldón" (IAESP), es un organismo creado para contribuir con la formación del recurso humano de alta competencia que se desempeñará en áreas estratégicas y en los diferentes niveles del Sistema Público Nacional de Salud, en el marco de las Políticas del Gobierno Nacional.

El IAESP como brazo ejecutor de la Política de Formación de Recursos Humanos del Ministerio de Salud contempla, liderar la formación y capacitación de recursos humanos, vinculada a las demandas del sector, para la construcción y fortalecimiento del Sistema Público Nacional de Salud respondiendo a las necesidades sociales; desarrollar la investigación para la acción en salud y desarrollo social, con estrategias innovadoras que aporten conocimientos para la toma de decisiones y contribuir con el diseño de Políticas Públicas de Salud, impulsando las transformaciones necesarias con la participación social.

El Organismo tiene como objetivo desarrollar proyectos de formación y capacitación de profesionales, técnicos, líderes comunitarios, líneas de investigación, asesorías, cursos, talleres, diplomados y residencias, en las áreas de medicina general integral, odontología general integral, salud pública, enfermedades endémicas, salud ambiental, salud ocupacional e higiene del ambiente laboral, con la finalidad de contribuir a la creación de equipos multidisciplinarios de elevada capacidad técnica y científica, que respondan de forma oportuna a las necesidades sociales acordes con las tendencias en salud pública, educación, ciencia y tecnología a nivel nacional e internacional.

Los programas académicos de postgrado se realizan mediante convenios e intercambios con Universidades Nacionales e Internacionales. Entre las Universidades Nacionales destacan la UCV, ULA, Simón Rodríguez; a nivel Internacional se realizan intercambios con las Universidades; Québec (Montreal), Houston (Texas), Nova University (Sur de Florida), de Porto (Portugal), Libre de Brusellas, las Escuelas de Salud Pública (Cuba) y Oswaldo Feo Cruz (Brasil).

El Instituto tiene previsto para el año 2006, además de los beneficios señalados la ejecución de estudios de postgrado y residencias en las áreas de epidemiología de las enfermedades metaxénicas, salud ocupacional, salud pública, medicina general integral y odontología general integral, dirigida a fortalecer las capacidades gerenciales de los cuadros medios de dirección a nivel nacional.

CAPITULO I

PRESUPUESTO DE INGRESOS Y FUENTES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Ingresos Corrientes	**4.460.100.000**
Transferencias y Donaciones Corrientes	4.460.100.000
Del Sector Público	4.460.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.460.100.000
De la República	4.460.100.000
Ingresos de Capital	**230.000.000**
Recursos Propios de Capital	230.000.000
Incremento de la Depreciación y Amortización Acumuladas	230.000.000
TOTAL	**4.690.100.000**

CAPITULO II

PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS (En Bolívares)

Denominación	Presupuesto 2006
Gastos Corrientes	**4.639.713.999**
Gastos de Consumo	4.264.713.999
Remuneraciones	3.334.055.172
Sueldos, Salarios y Otras Retribuciones	1.131.911.982
Beneficios y Complementos de Sueldos y Salarios	1.406.315.113
Aportes Patronales	205.866.652
Prestaciones Sociales y Otras Indemnizaciones	440.388.288
Asistencia Socioeconómica	147.323.137
Otros Gastos de Personal	2.250.000
Bienes y Servicios	700.658.827
Bienes de Consumo	152.837.013
Servicios no Personales	547.821.814
Depreciación y Amortización	230.000.000
Transferencias y Donaciones Corrientes	375.000.000
Al Sector Privado	375.000.000
Transferencias Corrientes al Sector Privado	375.000.000
Directas a Personas	375.000.000
Otras Transferencias Directas a Personas	375.000.000
Gastos de Capital	**50.386.001**
Inversión Real Directa	50.386.001
Formación Bruta de Capital Fijo	50.386.001
Maquinaria, Equipos y Otros Bienes Muebles	50.386.001
TOTAL	**4.690.100.000**

RESUMEN DE PROYECTOS (En Bolívares)

Cod	Concepto	Meta		Fuentes de Financiamiento				Presupuesto 2006
		Unid. Medida	Cantidad	Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
28619	Formación y Capacitación del Talento Humano en Salud Pública a Nivel Nacional para el Fortalecimiento del Spns en las Misiones de Barrio Adentro I, II y III.	Alumno Atendido	1.400		2.950.100.000			2.950.100.000
	TOTAL				2.950.100.000			2.950.100.000

RESUMEN DE ACCIONES CENTRALIZADAS (En Bolívares)

Cod	Concepto	Fuentes de Financiamiento				Presupuesto 2006
		Recursos Propios	Transferencias de la República	Donaciones de la República	Otros	
01	Dirección y Coordinación de los Gastos de los Trabajadores		1.231.902.542			1.231.902.542
02	Gestión Administrativa	230.000.000	278.097.458			508.097.458
	TOTAL	230.000.000	1.510.000.000			1.740.000.000

CLASIFICACIÓN DEL PERSONAL POR TIPO DE CARGO
(En Bolívares)

Tipo de Cargo	Nº de Cargos 2006	Presupuesto 2006
Personal Fijo a Tiempo Completo	**103**	**1.290.059.461**
Directivo	14	342.581.043
Profesional y Técnico	35	356.560.941
Administrativo	23	164.174.492
Docente	22	368.340.785
Obrero	9	58.402.200
Personal Contratado	**33**	**240.033.456**
Profesional y Técnico	23	148.713.456
Docente	4	52.800.000
Obrero	6	38.520.000
TOTAL	**136**	**1.530.092.917**

RESUMEN DE CRÉDITOS PRESUPUESTARIOS
(En Bolívares)

PARTIDAS Código	Denominación	Presupuesto 2006
4.01	Gastos de Personal	3.334.055.172
4.02	Materiales, Suministros y Mercancías	152.837.013
4.03	Servicios no Personales	547.821.814
4.04	Activos Reales	50.386.001
4.07	Transferencias y Donaciones	375.000.000
4.08	Otros Gastos	230.000.000
	TOTAL	**4.690.100.000**

CAPITULO III

CUENTA AHORRO - INVERSIÓN – FINANCIAMIENTO (En Bolívares)

Denominación	Presupuesto 2006
I. Cuenta Corriente	
A. Ingresos Corrientes	**4.460.100.000**
Transferencias y Donaciones Corrientes	4.460.100.000
Del Sector Público	4.460.100.000
Transferencias Corrientes Internas Recibidas del Sector Público	4.460.100.000
De la República	4.460.100.000
Recursos Ordinarios	4.460.100.000
B. Gastos Corrientes	**4.639.713.999**
Gastos de Consumo	4.264.713.999
Remuneraciones	3.334.055.172
Sueldos, Salarios y Otras Retribuciones	1.131.911.982
Beneficios y Complementos de Sueldos y Salarios	1.406.315.113
Aportes Patronales	205.866.652
Prestaciones Sociales y Otras Indemnizaciones	440.388.288
Asistencia Socioeconómica	147.323.137
Otros Gastos de Personal	2.250.000
Bienes y Servicios	700.658.827
Bienes de Consumo	152.837.013
Servicios no Personales	547.821.814
Depreciación y Amortización	230.000.000
Transferencias y Donaciones Corrientes	375.000.000
Al Sector Privado	375.000.000
Transferencias Corrientes al Sector Privado	375.000.000
Directas a Personas	375.000.000
Otras Transferencias Directas a Personas	375.000.000
C. Resultado Económico:(Desahorro)	**(179.613.999)**
II. Cuenta Capital	
A. Ingresos de Capital	**50.386.001**
Recursos Propios de Capital	50.386.001
Desahorro en la Cuenta Corriente	(179.613.999)
Incremento de la Depreciación y Amortización Acumuladas	230.000.000
B. Gastos de Capital	**50.386.001**
Inversión Real Directa	50.386.001
Formación Bruta de Capital Fijo	50.386.001
Maquinaria, Equipos y Otros Bienes Muebles	50.386.001
C. Resultado Financiero: Equilibrado	

Dado, firmado y sellado en el Palacio Federal Legislativo, sede de la Asamblea Nacional, en Caracas a los trece días del mes de diciembre. de dos mil cinco. Año 195° de la Independencia y 146° de la Federación.

NICOLÁS MADURO MOROS
Presidente de la Asamblea Nacional

RICARDO GUTIÉRREZ
Primer Vicepresidente

PEDRO CARREÑO
Segundo Vicepresidente

IVÁN ZERPA GUERRERO
Secretario

JOSÉ GREGORIO VIANA
Subsecretario

Palacio de Miraflores, en Caracas, a los diecinueve días del mes de diciembre de dos mil cinco. Años 195° de la Independencia y 146° de la Federación.

Cúmplase
(L.S.)

HUGO CHAVEZ FRIAS

Refrendado
El Vicepresidente Ejecutivo
(L.S.)

JOSE VICENTE RANGEL

Refrendado
El Ministro del Interior y Justicia
(L.S.)

JESSE CHACON ESCAMILLO

Refrendado
El Ministro de Relaciones Exteriores
(L.S.)

ALÍ RODRÍGUEZ ARAQUE

Refrendado
El Ministro de Finanzas
(L.S.)

NELSON JOSÉ MERENTES DÍAZ

Refrendado
El Ministro de la Defensa
(L.S.)

RAMÓN ORLANDO MANIGLIA FERREIRA

Refrendado
La Ministra de Industrias Ligeras y Comercio
(L.S.)

EDMEE BETANCOURT DE GARCÍA

Refrendado
El Ministro de Industrias Básicas y Minería
(L.S.)

VÍCTOR ÁLVAREZ

Refrendado
El Ministro del Turismo
(L.S.)

WILMAR CASTRO SOTELDO

Refrendado
El Ministro de Agricultura y Tierras
(L.S.)

ANTONIO ALBARRÁN

Refrendado
El Ministro de Educación Superior
(L.S.)

SAMUEL MONCADA ACOSTA

Refrendado
El Ministro de Educación y Deportes
(L.S.)

ARISTÓBULO ISTÚRIZ ALMEIDA

Refrendado
El Ministro de la Salud
(L.S.)

FRANCISCO ARMADA

Refrendado
La Ministra del Trabajo
(L.S.)

MARIA CRISTINA IGLESIAS

Refrendado
El Ministro de Infraestructura
(L.S.)

RAMÓN ALONZO CARRIZALEZ RENGIFO

Refrendado
El Ministro de Energía y Petróleo
(L.S.)

RAFAEL DARIO RAMÍREZ CARREÑO

Refrendado
La Ministra del Ambiente
y de los Recursos Naturales
(L.S.)

JACQUELINE COROMOTO FARÍA PINEDA

Refrendado
El Ministro de Planificación y Desarrollo
(L.S.)

JORGE GIORDANI

Refrendado
La Ministra de Ciencia y Tecnología
(L.S.)

MARLENE YADIRA CÓRDOVA

Refrendado
El Ministro de Comunicación
e Información
(L.S.)

YURI ALEXANDRE PIMENTEL

Refrendado
El Ministro para la Economía Popular
(L.S.)

ELÍAS JAUA MILANO

Refrendado
El Ministro para la Alimentación
(L.S.)

RAFAEL JOSÉ OROPEZA

Refrendado
El Ministro de la Cultura
(L.S.)

FRANCISCO DE ASÍS SESTO NOVAS

Refrendado
El Ministro para
la Vivienda y Hábitat
(L.S.)

LUIS CARLOS FIGUEROA ALCALÁ

Refrendado
El Ministro de Participación
Popular y Desarrollo Social
(L.S.)

JORGE LUIS GARCÍA CARNEIRO

Refrendado
El Ministro de Estado
para la Integración y
el Comercio Exterior
(L.S.)

GUSTAVO ADOLFO MARQUEZ MARIN

GACETA OFICIAL

DE LA REPUBLICA BOLIVARIANA DE VENEZUELA

DEPOSITO LEGAL ppo 187207DF1

AÑO CXXXIII – MES III N° 5795 Extraordinario

Caracas, martes 20 de diciembre de 2005

www.gacetaoficial.gov.ve
San Lázaro a Puente Victoria N° 89
CARACAS - VENEZUELA

LEY DEL 22 DE JULIO DE 1941

Art. 11.- La GACETA OFICIAL, creada por Decreto Ejecutivo del 11 de octubre de 1872, continuará editándose en la Imprenta Nacional con la denominación GACETA OFICIAL DE LA REPUBLICA DE VENEZUELA.

Art. 12.- La GACETA OFICIAL DE LA REPUBLICA DE VENEZUELA, se publicará todos los días hábiles, sin perjuicio de que se editen números extraordinarios siempre que fuere necesario; y deberán insertarse en ella sin retardo los actos oficiales que hayan de publicarse.

Parágrafo Unico.- Las ediciones extraordinarias de la GACETA OFICIAL tendrán una numeración especial.

Art. 13.- En la GACETA OFICIAL DE LA REPUBLICA DE VENEZUELA, se publicarán los actos de los Poderes Públicos que deberán insertarse y aquéllos cuya inclusión sea conveniente por el Ejecutivo Nacional.

Art. 14.- Las Leyes, Decretos y demás actos oficiales tendrán carácter de públicos por el hecho de aparecer en la GACETA OFICIAL DE LA REPUBLICA DE VENEZUELA, cuyos ejemplares tendrán fuerza de documentos públicos.

END